Form 20-F
period 2002-12-31
QUEBECOR MEDIA INC
filed 2003-03-31
CIK 1156831

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number

QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)

QUÉBEC, CANADA
(Jurisdiction of incorporation or organization)

300 Viger Avenue East
Montréal, Québec, Canada H2X 3W4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

6,659,238,175 Common Shares
1,950,000 Cumulative First Preferred Shares, Series A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes                        ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17                        ☐  Item 18

EXPLANATORY NOTES

        All references in this annual report to "Quebecor Media," "QMI" or the "Company," as well as use of the terms "we," "us," "our" or similar terms, are references to Quebecor Media Inc., a company incorporated in Canada in August 2000 under Part 1A of the Companies Act (Québec), and, unless the context otherwise requires, its subsidiaries and operating companies.

        All references herein to "dollars" and "$" refer to the lawful currency of Canada, unless otherwise expressly stated. All references herein to "US dollars" and to "US$" refer to the lawful currency of the United States of America.

        All financial statements and financial information derived therefrom presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a discussion of the principal differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"), see note 23 to our consolidated financial statements contained in "Item 17 — Financial Statements" of this annual report.

        Unless otherwise indicated, information provided in this annual report, including all operating data presented herein, is as of December 31, 2002.

EXCHANGE RATE INFORMATION

        The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as US dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 25, 2003, the inverse of the noon buying rate was $1.00 equals US$0.6770.

	High	Low	Period End
Month Ended
February 28, 2003	0.6720	0.6530	0.6720
January 31, 2003	0.6562	0.6349	0.6542
December 31, 2002	0.6461	0.6329	0.6329
November 30, 2002	0.6440	0.6288	0.6387
October 31, 2002	0.6407	0.6272	0.6406
September 30, 2002	0.6433	0.6304	0.6304
	Average(1)	High	Low	Period End
Year Ended
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
December 31, 1998	0.6722	0.7105	0.6341	0.6504

(1)
The average of the exchange rates on the last day of each month during the applicable year.

FORWARD-LOOKING STATEMENTS

        This annual report contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but only predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in this annual report. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described below under "Item 3 — Key Information — Risk Factors" and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this annual report and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

INDUSTRY AND MARKET DATA

        Industry and market data obtained through company research, surveys and studies conducted by third parties and industry and general publications have not been verified by any independent sources, and we make no representation as to the accuracy of this information. Information contained in this document concerning the media industry, the Company's general expectations concerning this industry and the Company's market positions and market shares may also be based on estimates and assumptions made by the Company based on its knowledge of the industry and which the Company believes to be reliable. The Company believes, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares. Industry and company data is approximate and may reflect rounding in certain cases.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

        The selected historical consolidated financial data for the Company presented below under the captions "Statement of Operations Data" for the years ended December 31, 2000, 2001 and 2002 and "Balance Sheet Data" as of December 2001 and 2002 are derived from the Company's audited financial statement included in Item 17 of this annual report. The selected consolidated statement of operations data presented below for the years ended December 31, 1998 and 1999 and consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from the Company's audited consolidated financial statements not included in this annual report. The selected financial data presented below should be read in conjunction with the information contained in "Item 5 — Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto contained in "Item 17 — Financial Statements" of this annual report (see pages F-1 to F-43). Our consolidated financial statements have been prepared in accordance with Canadian

GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 23 to our consolidated financial statements contained in "Item 17 — Financial Statements" of this annual report.

	Years Ended December 31,
	2002	2001(1)	2000(1)(5)	1999(1)(5)	1998(1)(5)
	(in thousands)
Statement of Operations Data (Canadian GAAP):
Revenue	$2,274,862	$1,841,362	$1,243,583	$1,106,287	$553,400
Cost of sales and selling and administrative expenses	1,669,941	1,432,479	1,047,778	926,956	499,031
Amortization	245,491	164,280	41,228	35,052	13,385
Financial expenses	322,357	287,772	96,437	71,043	4,074
Reserve for restructuring and special charges	39,337	152,113	106,593	4,770	0
Write-down of goodwill	187,035	146,930	126,865	4,496	0
Gains on sales of businesses and other assets and gains on dilution	3,577	1,479	19,872	162,776	4,137
Income taxes (credit)	13,409	(4,540)	17,326	20,793	17,706
Amortization of goodwill, net of non-controlling interest(2)	0	126,941	35,396	23,141	2,488
Other expenses (revenues)	14,767	(18,964)	(15,179)	10,502	(2,598)
Net (loss) income(2)	$(213,898)	$(444,170)	$(192,989)	$172,310	$23,451
Other Financial Data (Canadian GAAP):
Operating income(3)	$604,921	$408,883	$195,805	$179,331	$54,369
Capital expenditures	141,550	123,760	42,945	34,189	11,409
	As of December 31,
	2002	2001(1)	2000(1)(5)	1999(1)(5)	1998(1)(5)
Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$188,278	$207,773	$46,179	$23,321	$0
Total assets	6,784,650	9,261,813	7,390,108	1,603,818	356,527
Total debt	3,506,596	3,695,388	2,623,813	896,075	81,897
Capital stock	1,341,836	3,984,967	4,067,467	43,434	41,625
Shareholders' equity	1,773,604	4,099,307	4,127,142	258,699	95,690
	Years Ended December 31,
	2002	2001(4)	2000(4)(5)
	(in thousands)
Statement of Operations Data (U.S. GAAP):
Revenues	$2,274,862	$1,841,362	$1,243,583
Cost of sales and selling and administrative expenses	1,692,526	1,436,703	1,047,967
Amortization	245,491	164,280	41,228
Financial expenses	295,481	294,515	96,437
Reserve for restructuring and special charges	40,991	150,401	106,593
Write-down of goodwill	187,035	146,930	126,865
Gains on sales of businesses and other assets and gains on dilution	3,577	1,479	19,872
Income taxes	6,242	(19,590)	16,376
Amortization of goodwill, net of non-controlling interest(2)	0	126,941	35,396
Cumulative effect of changes in accounting policy	2,144,344	0	0
Other expenses (revenues)	14,871	(7,434)	7,805
Net loss(2)	$(2,348,542)	$(449,905)	$(215,212)

Other Financial Data (U.S. GAAP):
Operating income(3)	$582,336	$404,659	$195,616
Capital expenditures	141,550	123,760	42,945
Comprehensive loss	(2,217,774)	(524,106)	(216,372)
	As of December 31,
	2002	2001(4)	2000(4)(5)
Balance Sheet Data (U.S. GAAP):
Cash and cash equivalents	$188,278	$207,773	$46,179
Total assets	6,861,316	9,193,909	7,365,668
Total debt	3,548,240	3,736,019	2,621,288
Capital stock	1,341,836	3,984,967	4,067,467
Shareholders' equity	1,787,540	3,994,092	4,104,136

(1)
The 1998, 1999, 2000 and 2001 figures were reclassified to conform with the presentation adopted for the year ended December 31, 2002. Also, 2000 and 2001 figures were restated in order to reflect the application by the Company of the changes in Section 1650 of the CICA Handbook, Foreign Currency Translation.

(2)
Effective January 1, 2002, we implemented Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. The new standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $6.2 billion, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statements of income, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

	Year Ended December 31,
	2001	2000(5)	1999(5)	1998(5)
	(in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net (loss) income	$(444,170)	$(192,989)	$172,310	$23,451
Add back goodwill amortization, net of non-controlling interest	168,480	59,705	23,141	2,488

Net (loss) income before goodwill amortization	$(275,690)	$(133,284)	$195,451	$25,939

AMOUNTS UNDER U.S. GAAP
Net loss	$(449,905)	$(215,212)
Add back goodwill amortization, net of income taxes	168,480	59,705

Net loss before goodwill amortization	$(281,425)	$(155,507)

(3)
Operating income means earnings before amortization charges, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains on sale of businesses and other assets and gains on dilution from issuance of capital stock by subsidiaries, and income taxes. Special charges include mark-to-market of investments, a write down of property, as well as non-monetary compensation charges. Equity income (or loss) from non-consolidated subsidiaries, and non-controlling interest are not considered in the computation of operating income. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income is used by the Company because management believes it is a meaningful measure of performance. Operating income is commonly used in the sectors in which the Company is engaged and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. The Company's definition of operating income may not be identical to similarly titled measures reported by other companies.

(4)
The 2000 and 2001 figures were reclassified to conform with the presentation adopted for the year ended December 31, 2002.

(5)
For purposes of comparison, the figures presented for 1998, 1999 and from January to October 2000 present the financial information of Quebecor Communications Inc. Quebecor Media was incorporated in August 2000 and, in October 2000, Quebecor Inc. transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc. to us. The transfer was accounted for using the continuity of interest method. In December 2001, Quebecor Communications Inc. was liquidated into Quebecor Media.

CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

RISK FACTORS

        We have substantial debt and significant interest payment requirements which could adversely affect our financial condition.

        We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2002, the Company had approximately $3.5 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following: (i) increase our vulnerability to general adverse economic and industry conditions; (ii) require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; (iv) place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and (v) limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us.

        We and our subsidiaries may still be able to incur substantially more debt which could increase the risk described above.

        We and our subsidiaries may be able to incur substantial additional debt in the future. If we or any of our subsidiaries do so, the risk described above could intensify. As of December 31, 2002, we would have had approximately $50 million available for additional borrowings under our credit facility and our subsidiaries would have had approximately $225 million available for additional borrowings under their credit facilities.

        Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility.

        The terms of our outstanding debt instruments contain a number of restrictive covenants that impose significant operating and financial covenants on us including, among other things, restrictions on our ability to: (i) incur additional debt; (ii) pay dividends and make restricted payments; (iii) create liens; (iv) use the proceeds from sales of assets and subsidiary stock; (v) enter into sale and leaseback transactions; (vi) enter into transactions with affiliates; and (vii) enter into certain mergers, consolidations and transfers of all or substantially all of our assets. Our failure to comply with the covenants contained in our outstanding debt instruments could result in an event of default which could materially and adversely affect our operating results and our financial condition.

        We may need to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

        We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. There can be no assurance that the terms and conditions of such additional financing will be favorable to us or that any such financing will be available at all.

        There is currently no established trading market for our 11 1/8% Senior Notes due 2011 and our 13 3/4% Senior Discount Notes due 2011.

        There can be no assurance as to (1) the liquidity of any market that may develop for the Senior Notes and the Senior Discount Notes, (2) the ability of the holders of the Senior Notes and the Senior Discount Notes to sell them or (3) the prices at which any sales may be made. We do not presently intend to apply for a listing of the Senior Notes or the Senior Discount Notes on any national securities exchange or to quote them on a quotation system. The record holder of the Senior Notes and the Senior Discount Notes is Cede & Co., a nominee of The Depository Trust Company.

We operate in highly competitive industries.

        We operate in highly competitive industries. Our cable operations face competition from direct broadcast satellite, or DBS, providers, multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-air television broadcasters. In our Internet access business, we compete against other Internet service providers offering residential and commercial Internet access services. In our broadcasting and publishing operations, competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels, radio, local, regional and national newspapers, magazines, direct mail, and other communications and advertising media that operate in our markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian media industries, and our competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that our existing and future competitors will not pursue or be capable of achieving business strategies similar or competitive to ours. Some of our competitors have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.

We may not successfully implement our business strategies.

        Our business strategies are based on developing an integrated platform of media assets. Our strategies include the offering of multi-platform advertising solutions, the pursuit of cross-promotional opportunities and enhanced content development. There can be no assurance that the Company will be able to fully implement these strategies or that it will realize the anticipated benefits of these strategies. Implementation of these strategies could also be affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions or increased competition. In addition, our ability to achieve other anticipated benefits from our recent and future acquisitions, will depend, in large part, on our ability to successfully implement measures intended to increase efficiency and to reduce operating costs.

        We have grown rapidly. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our financial results and operations could be adversely affected.

        We have recently experienced substantial growth in our business and have significantly expanded our operations. The acquisition of Le Groupe Vidéotron ltée, or Groupe Vidéotron, contributed approximately $1.2 billion, or 51%, to our revenue for the twelve months ended December 31, 2002. We have made a number of other acquisitions in the past, and we plan to continue to make acquisitions in the future. Some of our acquisitions have involved expansion into businesses in which we have historically had limited or no involvement. We intend to continue to increase our business, make strategic acquisitions and further expand the types of businesses in which we participate. This growth and expansion has placed, and will continue to place, a significant demand on our management. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage this expansion, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

        Our content may not attract large audiences, which may limit our ability to generate advertising and circulation revenue.

        Revenues from our broadcasting and publishing operations are derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance which is a function of the content offered and is influenced by factors such as reviews by critics, promotions, quality and acceptance of other competing content in the marketplace at or near the same time, availability of alternative forms of entertainment, general economic conditions, public tastes generally and other intangible factors. All of these factors could change rapidly and many are beyond our control. Lack of audience acceptance for our content could have a material adverse effect on our businesses, financial condition or results of operations.

Our advertising revenue is subject to cyclical and seasonal variations.

        Some of our businesses are cyclical in nature and have experienced significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing, reading and listening habits. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, newspaper publishing is labor intensive and, as a result, newspapers have relatively high fixed-cost structure. During periods of economic contraction, revenue may decrease while some of our costs remain fixed, resulting in decreased earnings. Similarly, because a significant portion of our revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operations could be materially adversely affected by a downturn in the retail sector.

We may be adversely affected in the cost of newsprint.

        Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time, and price changes in newsprint can significantly affect the overall earnings of our publishing operations. Volatile or increased newsprint costs which could have a material adverse effect on our business, financial condition or results of operations may, in the future, affect our publishing operations.

        We have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of most of our newsprint purchases. Our supply of newsprint may be threatened if this newsprint manufacturer is unable to supply us with sufficient newsprint to meet our needs. Our inability to obtain sufficient newsprint on acceptable terms when needed could materially increase our costs or disrupt our operations.

        We may be adversely affected by variations in our costs, quality and variety of our television programming.

        The most significant cost in our broadcasting business is television programming. Our broadcasting operations may be exposed in the future to volatile or increased television programming costs which may adversely affect their operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. The production and distribution costs of television and other forms of entertainment may also increase in the future. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in accounting adjustments that would accelerate the recognition of expenses.

        Our ability to attract and retain digital cable subscribers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our digital cable operations.

We may be adversely affected by strikes and other labor protests.

        Approximately 39% of our employees are represented by collective bargaining agreements. As of March 1, 2003, collective bargaining agreements covering approximately 2,329 of our employees had expired or were under negotiation. The Company is currently negotiating new collective bargaining agreements with union representatives with a view to significantly increasing productivity and reducing the Company's labor costs. As of March 23, 2003, an agreement in principle has been ratified with regard to a collective bargaining agreement representing approximately 493 employees in the Broadcasting segment.

        Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of its Cable Television segment (approximately 1,401 employees). As a result of the work stoppage, the Company experienced, during the first three months of the work stoppage, disrupted service and property damage. As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage.

        The Company's inability to negotiate acceptable new agreements with respect to any of the above collective bargaining agreements could result in strikes or other forms of work stoppage. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and service interruption, which could adversely affect our business, financial position or results of operations.

        We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continued technological development.

        The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission and which could have a material adverse effect on our business, financial condition or results of operations. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have already authorized direct-to-home satellite and microwave services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

We depend on key personnel who may not remain with us in the future.

        Our success depends to a large extent upon the continued services of our senior management. The loss of the services of our key personnel could have a material adverse effect on our business, financial condition or results of operations. Our business also depends upon our ability to retain skilled employees. There is intense competition for qualified management and skilled employees and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or results of operations. Some of our senior managers also serve as members of senior management of other companies owned by Quebecor Inc.

We may be adversely affected by fluctuations of the exchange rate.

        Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of our debt is denominated, and interest, principal and premium, if any, thereon will have to be paid, in U.S. dollars. We have entered into transactions to hedge the exchange rate risk with respect to most of our U.S. dollar-denominated debt, but fluctuations of the exchange rate may affect our ability to make payments in respect of debt obligations that are not hedged against such exchange rate risk. In addition, hedging transactions may not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses.

        We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations.

        Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to programming undertakings, regulations govern, inter alia, the timing and content of programming, the timing, content and amount of commercial advertising, and the amount of foreign versus domestically produced programming. With respect to distribution undertakings, regulations govern, inter alia, the distribution of Canadian programming services and linkage with non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting licenses.

        Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada) and regulations thereunder. Our distribution operations are regulated by both the Broadcasting Act and the Telecommunications Act (Canada) and regulations thereunder. The Canadian Radio-television and Telecommunications Commission, which is generally referred to as the CRTC in this annual report, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet.

        A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, like cable television systems with over 6,000 subscribers, are required to substitute the foreign programming service with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets.

        In addition, the CRTC's Canadian content rules, which are embodied in regulations and license conditions, require television broadcasters to show significant, specified percentages of programming of Canadian origin during each broadcast day and, specifically, during the evening hours. Large multi-station television ownership groups, like the Company, must also broadcast at least eight hours per week of specified types of Canadian programming during prime time.

        Television broadcasting operations in Canada are also subject to "must carry" rules which require terrestrial distributors, like cable and microwave systems, to carry the signals of local broadcasters as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the "must carry" rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and direct-to-home satellite, known as DTH, operators must offer to their subscribers more Canadian programming than non-Canadian programming services.

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules, which require cable systems with more than 6,000 subscribers operating in a French-language market to offer each analog French-language Canadian specialty channel licensed, other than certain religious programming services, to the extent of available channels. Similarly, DTH satellite operators must, by regulation, distribute all Canadian specialty channels. Moreover, all licensed specialty channels must be carried by cable operators when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty channels than might otherwise be secured through negotiation. However, Category Two digital specialty channels do not benefit from any regulatory assistance to guarantee distribution on cable or direct broadcast satellite distribution undertakings.

        As far as distribution operations are concerned, 5% of gross broadcast revenues must be put aside for funding the production of Canadian programming. Canadian cable distribution undertakings entered a competitive market in 1997 when satellite and microwave distributors were licensed. Any competing distributors are regulated by comparable rules and all programming services must be made available to all distributors.

        The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets and, therefore, compensate for the loss of cable subscribers. At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC may review any of its exemption orders at any time. In addition, Internet retransmitters are explicitly excluded from the compulsory license requirements of the Copyright Act.

        A House of Commons Committee has been studying the current state and future direction of Canada's broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, including the restrictions on foreign ownership. The broadcasting distribution industry has promoted the following issues relating to the broadcasting system: the elimination of the foreign ownership restrictions for telecommunication and broadcast distribution undertakings, the inclusion of the concept of competition under the Broadcasting Act, and the amendment to the Radiocommunications Act (Canada) so that signal theft is more clearly identifiable by the courts. The House of Commons Committee will study certain issues including (1) patterns of media ownership, (2) cross-media ownership and vertical integration and (3) Canadian content and cultural diversity. The introduction of new laws, regulations or policies with respect to these matters could have a material adverse effect on our business, financial condition or results of operations.

        Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and DTH satellite services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

        There are also indirect restrictions on the foreign ownership of Canadian newspapers by virtue of provisions of the Income Tax Act (Canada) which limits the deductibility by Canadian taxpayers of advertising expenditures relating to non-Canadian newspapers.

        The CRTC may not renew our existing broadcast and distribution licenses or grant us new licenses on acceptable terms, or at all.

        Our CRTC broadcasting and distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval.

        While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC may consider the issue of our cross-media ownership at license renewal proceedings, and may also consider the issue in deciding whether to grant new licenses to us. The CRTC has established a policy for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news editorial voices, and has the power to preserve diversity of news editorial voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. The CRTC may require us to take measures which could have a material adverse effect on the integration of our assets, our employees and our ability to realize certain of the anticipated benefits of our acquisitions.

        Our inability to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to a variety of environmental laws and regulations.

        We are subject to a variety of environmental laws and regulations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4, and our telephone number is (514) 380-1999. Our corporate website can be accessed through quebecor.com. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

        The Company was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec). In connection with our formation, our parent company Quebecor Inc. transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us. The assets of QCI, on the date of the transfer in October 2000, included: a 70% interest in Sun Media Corporation, or Sun Media, a 57.2% interest in Nurun Inc., or Nurun, all the assets of the CANOE network and all the assets of our Leisure and Entertainment segment. Concurrently, we sold our interest in our subsidiary TQS Inc. to Quebecor Inc., which subsequently sold such interest to a private consortium. In addition, Quebecor Inc. and Capital Communications CDPQ Inc., a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, which we refer to as Capital CDPQ in this annual report, contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. In December 2001, QCI was liquidated into the Company, its parent.

        In October 2000, we acquired all of the outstanding shares of Groupe Vidéotron for $5.3 billion. At the time of this acquisition, the assets of Groupe Vidéotron included all of the shares of Vidéotron ltée (or Vidéotron), a 99.9% voting interest in TVA Group Inc. (or TVA), Le SuperClub Vidéotron ltée (or Le SuperClub Vidéotron), Protectron inc., a 66.7% voting interest in Vidéotron Télécom ltée (or Vidéotron Télécom) a 54.0% voting interest in Netgraphe Inc. and a minority interest in Microcell Telecommunications Inc. The transaction was financed with $3.7 billion in cash from the subscriptions by Quebecor Inc. and Capital CDPQ and borrowings under our $2.1 billion credit facility dated October 23, 2000, which we refer to as the QMI Credit Facility. Pursuant to Canadian law, at the close of the takeover bid for Groupe Vidéotron, all the shares of Vidéotron and TVA were deposited with trustees pending the approval by the CRTC of the transfer of the operating licenses owned by Vidéotron and TVA. Approval for the transfer of the Vidéotron operating licenses was received in May 2001. On July 5, 2001, we received CRTC approval for the transfer of the TVA operating licenses to the Company, subject to a condition requiring that by September 21, 2001: (i) TQS Inc. be placed in trust and (ii) a third party not associated with Quebecor Inc. or any of its affiliates files an application with the CRTC to acquire TQS Inc. In September 2001, the said condition was satisfied, the trust arrangement was terminated and the control of the shares of TVA was passed to us. In December 2002, Groupe Vidéotron was liquidated into the Company, its parent.

        Following the buyout of the minority shareholders of Sun Media in June 2001, our ownership interest in Sun Media increased to 100%.

        In July 2001, we issued US$715.0 million in aggregate principal amount of 11 1/8% Senior Notes and US$295.0 in aggregate principal amount of 13 3/4% Senior Discount Notes. Both the Senior Notes and the Senior Discount Notes are unsecured, and each are due July 15, 2011, with cash interest payable semi-annually in arrears on January 15 and July 15 of each year except that, in the case of the Senior Discount Notes, interest will accrue, prior to July 15, 2006, in the form of an increase in the accreted value, representing amortization of original issue discount of such Senior Discount Notes. The net proceeds thereof were used to reduce our indebtedness under the QMI Credit Facility.

        On February 7, 2003, Sun Media issued US$205 million in aggregate principal amount of 7 5/8% Senior Notes and contracted new bank credit facilities totaling $425 million. The Senior Notes are unsecured, and are due February 15, 2013, with cash payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. The net proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down in full all Sun Media loans and to pay a $260 million dividend to Quebecor Media, of which $150 million will be used to reduce the long-term debt of Vidéotron.

        During our financial year ended December 31, 2002, we proceeded with several business acquisitions, divestitures and combinations through our direct and indirect subsidiaries. Among other transactions, Vidéotron Télécom acquired most of the strategic assets of Toronto-based Stream Intelligent Networks in April 2002 as well as fiber optic cable routes from 360networks. In January 2002, Mindready Solutions Inc., or Mindready, acquired certain operating assets from Nortel Networks Limited. Vidéotron increased its ownership interest in Télécable Charlevoix (1997) inc. and the Company increased its ownership interest in TVA (through TVA's share repurchase and cancellation program). In the third quarter of 2002, Netgraphe Inc. announced the sale of its Micanoa.com portal to Grupo Vertice, a Spanish information and training firm. In November 2002, the Company sold its 80% interest in legal publisher Wilson & Lafleur. In 2002, business acquisitions amounted to $14.2 million and business divestitures amounted to $6.7 million. See "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investing Activities" and the consolidated financial statements (see pages F1 to F43 of this annual report).

        In addition, in May 2002, we sold Publicor, an established magazine publisher in the province of Québec, to TVA in order to bring all of the Company's magazine publishing operations together under TVA Publishing Inc., or TVA Publishing. In September 2002, TVA and Radio Nord Communications Inc. signed a 60%/40% agreement to purchase, subject to CRTC approval, certain radio broadcasting stations from Astra Media Inc.

        In May 2002, Vidéotron sold its cable television and Internet installation and repair operations to a subsidiary of Entourage Technology Solutions Inc. Concurrently with the sale of the assets related to the installation and repair business of Vidéotron, Vidéotron and Alentron (a subsidiary of Entourage Technology Solutions Inc.) entered into a services agreement pursuant to which Alentron provides installation and repair services to Vidéotron. Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of its Cable Television segment (approximately 1,401 employees). As a result of the work stoppage, the Company experienced, during the first three months of the work stoppage, disrupted service and property damage. As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage. Pursuant to the terms of the agreement in principle, the Company has agreed to renegotiate the services agreement with Entourage Technology Solutions Inc. subject to certain conditions. This agreement in principle would require Vidéotron to resume cable television and Internet installation and repair services.

BUSINESS OVERVIEW

        We are a leading Canadian-based, multi-platform media company with interests in cable operations, newspaper publishing, television broadcasting, business telecommunications, leisure and entertainment, and new media services. Through these interests, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category. In addition, we are the largest French-language media company in North America.

        We were formed in August 2000 to facilitate the growth and integration of our established, complementary media assets. Our operating subsidiaries have created leading positions in several Canadian media sectors, particularly in the Province of Québec. Through Vidéotron, we are the largest cable operator in the Province of Québec and the third largest cable operator in Canada based on number of basic cable subscribers. Through Sun Media, we are the largest newspaper publisher in the Province of Québec and the second largest newspaper publisher in Canada, and we have established the number one or two market position in each of our eight urban daily markets, in each case, in terms of weekly circulation. Through TVA, we are the largest privately-owned television broadcaster in Québec, the largest French-language television broadcaster in North America and, through TVA and LCN, we are the largest private producer of French-language television programming in North America. In the new media sector, we have developed, through Netgraphe Inc. and its subsidiaries, two of Canada's leading English and French-language Internet news and information portals, as well as leading sites dedicated to automobiles, employment, personals and classifieds and, through Nurun and its subsidiaries, including Mindready, we provide Web integration and technology services. We are also a leading book and magazine publisher, and we own and operate the largest retail music and video store chains in Québec.

        We believe our diversified portfolio of media assets provides us with a number of competitive advantages, including the ability to:

  •
  Cross-promote our brands, programs and other content across multiple media platforms;

  •
  Provide advertisers with an integrated solution for local, regional and national, multi-platform advertising;

  •
  Deliver a bundled suite of entertainment, information and communication services including analog and digital cable television services, high speed Internet access, and selected interactive television services, as well as business telephony and high speed data transmission services;

  •
  Leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers; and

  •
  Extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform.

        For the twelve-month period ended December 31, 2002, we generated revenues of approximately $2.3 billion and an operating income of approximately $605 million. Operating income means earnings before amortization charges, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains on sale of businesses and other assets and gains on dilution from issuance of capital stock by subsidiaries, and income taxes. Special charges include mark-to-market of investments, a write down of property, as well as non-monetary compensation charges. Equity income (or loss) from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income is used by the Company because management believes it is a meaningful measure of performance. Operating income is commonly used in the sectors in which the Company is engaged and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. The Company's definition of operating income may not be identical to similarly titled measures reported by other companies.

OUR STRATEGY

        Our objective is to increase revenues and profitability by leveraging the integration and growth opportunities presented by our collection of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to our ability to develop and execute forward-looking business strategies. The key elements of our strategy are to:

  •
  Introduce new and enhanced products and services.  We expect a significant portion of our growth in cable revenues to be driven by the introduction and continued adoption of new products and services such as digital cable services, high-speed Internet access, video-on-demand and interactive television. We also expect to increase our revenue per subscriber by focusing our sales and marketing efforts on the bundling of these value-added products and services.

  •
  Offer multi-platform media advertising solutions.  Our multi-platform media assets enable us to provide advertisers with an integrated advertising solution. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We will focus on further integrating our television, newspaper and magazine publishing, and Internet advertising platforms to enable us to tailor advertising packages to our customers' needs.

  •
  Cross-promote our brands, programs and other content.  The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains and Internet platforms enables us to cost effectively promote and co-brand our media properties. We have already undertaken a number of initiatives to advance our cross-promotional activities, including the cross-promotion of our various businesses, cross-divisional advertising and shared infrastructures.

  •
  Leverage our content across our media properties.  We are the largest broadcaster of French-language programming, through TVA and LCN, we are the largest private producer of French-language television programming in North America, we are the second largest newspaper publisher, and we have developed a leading English and French-language Internet news and information portal in Canada. We expect to accelerate the distribution of our content across our platform. For example, as one of the largest news organizations in Canada, we develop local, regional and national daily and weekly news which we distribute throughout our newspaper network and Internet news and information portals.

  •
  Geographic clustering.  Vidéotron holds cable licenses that cover approximately 80% of Québec's 2.8 million homes passed by cable. Clusters facilitate bundled service offerings which allow us to address unique demographic markets. The amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. We believe that the highly clustered nature of our distribution systems enables us to use our marketing dollars more efficiently and maximizes our ability to enhance customer awareness, increase use of our products and services and build brand support. The operation of newspaper publications in clusters allows us to realize operating efficiencies such as the consolidation and sharing of production and printing functions, management personnel and other general and administrative costs across contiguous newspaper markets.

  •
  Increase efficiency and reduce operating costs.  We will continue to focus on increasing our efficiency and controlling costs. We believe that operating margins are increased by implementing specific guidelines for staffing levels, employee productivity, automation of pre-press operations and regional production operations. We have established strict cost controls to maintain low overhead expenses and we continuously seek to improve utilization of raw materials, equipment and services, including newsprint, ink, production equipment and telecommunication services.

  •
  Maximize customer satisfaction and build customer loyalty.  Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy our customers with high quality products and services.

        Through our direct and indirect interests in several businesses, we now operate in the following segments: Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, and New Media Services, which includes Internet/Portals and Web Integration/Technology.

CABLE TELEVISION

        We are the largest cable operator in the Province of Québec and the third largest cable operator in Canada based on number of cable subscribers, with approximately 1.4 million basic cable subscribers. We hold cable licenses that cover approximately 80% of Québec's 2.8 million homes passed by cable, including licenses for the Greater Montréal area, the second largest urban area in Canada. The Greater Montréal area cluster represents the largest contiguous cluster in Canada and one of the largest contiguous clusters in North America. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings. In 1995, we launched an aggressive modernization program to upgrade our network. The network modernization program, which was completed as of December 31, 2001, has provided us with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America, with approximately 97% of our systems upgraded to two-way capability, and 72% of our systems upgraded to 750 MHz of capacity. Our broadband coverage is the most extensive in the Province of Québec, allowing us to become the largest provider of high-speed Internet access services in Québec.

        We offer customers a bundled package of services including analog or digital television cable, high-speed and dial-up Internet access, premium programming and selected interactive television services. In addition to offering a wide range of English-language programming, we are the largest distributor of French-language programming in Canada. It is estimated that over 80% of the Québec population is French-speaking. We believe that our bundled package of services together with our focus on customer service and the breadth of our French-language offering, result in higher customer satisfaction, increased use of our services and higher customer retention in a competitive environment.

        In May 2002, Vidéotron sold its cable television and Internet installation and repair operations to a subsidiary of Entourage Technology Solutions Inc. Concurrently with the sale of the assets related to the installation and repair business of Vidéotron, Vidéotron and Alentron (a subsidiary of Entourage Technology Solutions Inc.) entered into a services agreement pursuant to which Alentron provides installation and repair services to Vidéotron. Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of its Cable Television segment (approximately 1,401 employees). As a result of the work stoppage, the Company experienced, during the first three months of the work stoppage, disrupted service and property damage. As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage. Pursuant to the terms of the agreement in principle, the Company has agreed to renegotiate the services agreement with Entourage Technology Solutions Inc. subject to certain conditions. This agreement in principle would require Vidéotron to resume its cable television and Internet installation and repair services.

        For the twelve-month period ended December 31, 2002, our cable operations generated revenues and an operating income of $716 million and $263 million, respectively.

Business Strategy

        Our objective is to maximize revenues and operating cash flow by leveraging our strong market position and highly advanced broadband network. To achieve this objective we are pursuing the following strategy:

  •
  Operate a technologically advanced broadband network.  We believe that the demand for advanced, bandwidth-intensive, high-speed data, digital television, video-on-demand and interactive services will increase significantly in coming years. In order to capitalize on this opportunity, it is critical that we maintain our high-quality broadband network to support this anticipated demand. Our network provides two-way capability to 97% of the homes we pass (we cover approximately 80% of the homes passed by cable in Québec) and 72% of our systems have been upgraded to 750 MHz of capacity.

  •
  Rapidly deploy additional value-added products and services while maintaining leadership position in existing services. In addition to traditional cable services, we currently offer an array of advanced products and services to our customers, including high-speed Internet access, digital television and selected interactive services including television-based Internet access. We have maintained a strong market position in basic cable services and have experienced significant growth in the deployment of advanced products and services such as high-speed Internet access and digital television over the past three years. Through our advanced broadband network, we intend to continue to rapidly deploy these and additional advanced products and services including interactive programming and advertising, video-on-demand and other value-added products and services, and thereby leverage our advanced broadband network.

  •
  Focus on the customer.  To maximize customer satisfaction and loyalty, we focus on providing reliable, high-quality products and services and superior customer care. We are currently implementing a number of initiatives to further increase subscriber satisfaction with our services, including Web-based customer service capabilities as well as enhanced call center capabilities. We tailor our product and service packages to satisfy the specific needs of the different customer segments we serve based on various factors including demographics, competition and price sensitivity. We believe that our customer service efforts are a key element of our growth strategy, and we intend to further enhance our customer service efforts to strengthen the "Vidéotron" brand name and increase acceptance of our advanced products and services.

  •
  Improve operating efficiency and financial performance.  We are focused on continuing to improve our operating efficiency and financial performance. We believe there are significant opportunities to improve our financial performance through more efficient allocation of resources, a more focused service offering and capital expenditure program and increased synergies with the Company's integrated media platform.

  •
  Leverage the synergies available within the Quebecor Media group of companies. We believe we have a significant opportunity to cross-sell and cross-promote our advanced products and services through the Quebecor Media group of companies, which includes Le SuperClub Vidéotron, Archambault Group Inc., Sun Media and TVA. For example, we intend to leverage the strong retail presence of Le SuperClub Vidéotron, the largest video store chain in Québec, and Archambault Group Inc., the largest music and book retailers in Québec, to promote and distribute advanced products and services such as high-speed Internet access, digital television and interactive services. In addition, we believe cross-selling and cross-promotion opportunities exist with TVA, the largest French-language television broadcaster in North America.

Broadcast Distribution Industry Overview

        Competition to the cable industry was introduced in Canada in 1997. The table below indicates, for each of the years set forth, the breakdown of distribution subscriptions in Canada:

Number of Basic Cable Subscribers and Market Share (%)

	2001		2000		1999		1998
Distribution Type	Basic Subscribers	Market Share (%)	Basic Subscribers	Market Share (%)	Basic Subscribers	Market Share (%)	Basic Subscribers	Market Share (%)
Class 1, Cable	6,837,679	72.8	6,943,468	77.4	6,906,606	80.5	6,859,497	83.4
Class 2, Cable	340,920	3.6	366,396	4.1	383,417	4.5	381,685	4.6
Class 3, Cable	606,643	6.5	696,317	7.8	735,822	8.6	748,347	9.1
Sub-total Cable	7,785,242	82.9	8,006,181	89.2	8,025,845	93.5	7,989,529	97.2
MMDS(1)	86,773	0.9	83,913	0.9	31,551	0.4	10,894	0.1
DTH or DBS(2)	1,519,620	16.2	880,092	9.8	519,376	6.1	216,111	2.6
Satellite Television	1,344	0.0	2,678	0.0	3,882	0.0	6,333	0.1
Total	9,392,979	100	8,972,864	100	8,580,654	100	8,222,867	100

Source: CRTC Financial Database

(1)
Multi-channel Multipoint Distribution System
(2)
Direct-to-home or direct broadcast satellite

Cable Television Industry Overview

        Cable television has been available in Canada for almost 50 years and, as such, it is a well developed market. As of August 31, 2001, there were approximately 8.2 million cable television customers in Canada, representing a basic cable penetration rate of 72% of homes passed. The Canadian cable television market is fairly concentrated as the four largest cable service providers serve approximately 7 million customers, or approximately 86% of total basic cable subscribers. As of August 31, 2001, total industry revenue was estimated to be over $3.6 billion and is expected to grow significantly going forward as Canadian cable operators have aggressively upgraded their networks and have begun deploying new products and services, such as high-speed Internet access and digital television services. The following table summarizes recent annual key statistics for the Canadian and U.S. cable television industries.

	Year Ended December 31,
	2001		2000		1999		1998		1997		CAGR(1)(%)
	(Homes passed and basic cable subscribers in millions, dollars in billions)
Canada
Industry Revenue	$3.6			$3.3		$3.0		$2.7		$2.5	6.7%
Homes Passed	10.0			9.9		9.7		9.5		9.4	0.5%
Basic Cable Subscribers	7.2			7.3		7.3		7.2		7.2	0.3%
Basic Penetration (%)	71.5			73.5%		74.8%		75.7%		76.7%
U.S.
Industry Revenue	$43.5		US$	41.3	US$	36.9	US$	33.5	US$	30.5	10.5%
Homes Passed	—	(2)		97.6		96.6		95.6		94.6	1.0%
Basic Cable Subscribers	73.0			68.2		67.3		66.1		64.8	1.8%
Basic Penetration (%)	—	(2)		69.9%		69.7%		69.1%		68.5%

Source of Canadian data: CRTC. Source of U.S. data: Paul Kagan Associates, Inc., Kagan World Media, a Media Central/Primedia Company, and Nielson Media Research.

(1)
Compounded annual growth rate.

(2)
2001 U.S. data not available.

        The traditional cable business, which is the delivery of video via hybrid fiber coaxial networks, is fundamentally similar in the U.S. and Canada. Different economic and regulatory conditions, however, have given rise to important differences. Canadian operators have more limited revenue sources than U.S. operators due to Canadian regulations which prevent cable operators from generating revenue from local advertising. Notwithstanding the foregoing, Canadian cable television operators enjoy certain advantages relative to their U.S. counterparts. These include a less competitive environment due primarily to the fact that competition in Canada was only recently permitted in the industry. Canadian operators also commenced network capacity upgrades to facilitate the delivery of new broadband services, such as high-speed Internet access, earlier than their U.S. counterparts.

        A significant portion of Canada's cable television subscribers are based in Québec. As of September 30, 2001, Québec was home to approximately 24% of Canada's population and approximately 24% of basic cable subscribers. Basic cable penetration in Québec, which was approximately 64% as of December 31, 2001, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec's population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available "off-air" in most of Québec's French-speaking communities. The arrival of a variety of French-language specialty programming services not available on the air has contributed to a slight cable penetration increase in the 1990s.

Expansion of Digital Distribution

        In order to compete with the direct broadcast satellite offers, the cable industry began deploying digital technology which allows for a large number of services to be carried. Not including analog distribution in Canada, digital subscribership as of June 2002 was as follows:

	Number of Digital Subscribers and Share (%)
Distribution Type
	English		French		Total
Digital Cable	989,305	42%	166,306	24%	1,155,611	38%
DTH(1)	1,339,418	56%	485,579	72%	1,824,997	60%
MMDS(2)	42,413	2%	27,497	4%	69,910	2%
Total	2,371,136	100%	679,382	100%	3,050,518	100%

Source: Mediastats.

(1)
Direct-to-home

(2)
Multi-channel Multipoint Distribution System

Expansion of Digital Programming

        In the last two years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand applications. Cable service providers using digital technology will be required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. In June 2001, another 12 Category Two licenses were approved by the CRTC. The increase in programming content as a result of the launch of approximately fifty of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada. French-language digital programming services have not yet been launched.

        In September 2001, Canadian cable service providers, including Vidéotron, significantly expanded their digital programming offering through the launch of many of the new digital channels licensed by the CRTC in November 2000. Since September 2001, we have launched over 30 new English-language digital channels, significantly increasing the programming offered to our digital subscribers. We also expect to launch additional French-language specialty channels in the third quarter of 2003. We believe the launch of these digital channels and the future increase in French-language programming will help to augment the penetration of our digital television service among our subscribers.

Products and Services

        We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as high-speed Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our high-speed Internet access and digital television services, both of which are increasingly desired by customers. In addition, in the third quarter of 2001, we launched additional interactive services providing e-mail, Internet access and other functionality through the television receiver. With our interactive platform currently in place, we will be able to successfully deploy additional value-added services such as video-on-demand as well as interactive programming and advertising.

Traditional Cable Television Services

        Customers subscribing to our traditional analog "basic" and analog "extended basic" services generally receive a line-up of between 49 and 59 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.

        Our cable television service offerings include the following:

  •
  Basic service.  All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 32 channels on basic cable. Similar to the U.S. market, pricing of our analog basic cable service is regulated. (Please see "Item 4 — Information on the Company — Business Overview — Regulation" of this annual report.) The pricing of our other services is not regulated.

  •
  Extended basic service.  This expanded programming level of services includes a package of French and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as "TELEMAX", this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

  •
  Premium cable and pay-television services.  Through our Videoway analog set top boxes, a multimedia service which also offers limited interactive functionality, we offer commercial-free movies, U.S. superstations and other special entertainment programming.

  •
  Pay-per-view service.  These channels allow customers to pay on a per event basis to view a single showing of a recently released movie, a special sporting event or a music concert on a commercial-free basis. We offer both French-language and English-language pay-per-view services with the use of a digital set top box.

Advanced Products and Services

        Cable's high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services including high-speed Internet access, digital television and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.

  •
  High-speed Internet access.  Leveraging our advanced cable infrastructure, we offer high-speed Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at up to 100 times the speed of a conventional telephone modem. As of December 31, 2002, we had over 305,600 high-speed Internet access subscribers, representing a penetration rate of approximately 21% of our existing basic cable subscribers. In addition, as of December 31, 2002, we had approximately 43,600 dial-up Internet access subscribers. Based on our existing high-speed Internet subscriber base, we are a leading provider of high-speed Internet access services in Québec with an estimated market share of 50% as of December 31, 2002.

  •
  Digital television.  As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital set top box in the customer's home. This digital connection provides significant advantages. In particular, it increases channel capacity which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the Greater Montréal area, which covers 1.6 million homes passed by cable and is our largest market. Since introducing our digital television service in the Greater Montréal area, we have also introduced the service in other major markets.

    In September 2001, we launched a new digital service offering under the iLLICO brand. In addition to providing high quality sound and image quality, iLLICO offers our subscribers significant programming flexibility. Our basic digital package includes 21 television channels, 30 audio services providing CD quality music, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as i Self-Service, offers subscribers the ability to select 100 additional channels of their choice, allowing them to customize their choices among many specialty channels. This service also offers subscribers significant programming flexibility including the option of French-language only, English-language only or a combination of French — and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Subscribers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, subscribers can also purchase near-video-on-demand services on a per event basis. Our subscribers currently have the option to purchase or lease the digital set top boxes required for digital service.

    As of December 31, 2002, we had over 170,700 subscribers for our digital television service. Notwithstanding our digital television service, we intend to continue to offer analog cable service to our subscribers.

  •
  Interactive services.  In September 2001, we also launched digital interactive services under the iLLICO Interactive brand. These services, which combine our digital television and Internet access services, will enable subscribers equipped with wireless keyboards to access the Internet and send and receive e-mail. In the near future, we intend to provide additional functionality including e-commerce. We believe interactive services will be increasingly desired by customers, and we intend to continue to develop and deploy advanced products and services to add greater functionality to our interactive services offering.

  •
  Other new business initiatives.  To maintain and enhance our market position, we are focused on continuing to develop and deploy new value-added products and services including video-on-demand and personal video recorders, as well as other high-value products and services.

        The following table summarizes our subscriber statistics for our analog and digital cable and advanced products and services.

	As of and for the Year Ended December 31,
	2002	2001	2000	1999
Video services
Basic analog cable
Homes passed(1)	2,329,023	2,330,648	2,324,940	2,313,436
Basic subscribers(2)	1,440,184	1,519,172	1,559,446	1,565,321
Penetration(3)	61.8%	65.2%	67.1%	67.7%
Digital cable
Digital subscribers	170,729	114,178	80,749	31,727
Penetration(4)	11.9%	7.5%	5.2%	2.0%
Number of digital terminals	182,010	121,210	85,756	33,888
Data services
Dial-up Internet access
Dial-up subscribers	43,627	55,427	62,673	72,720
Penetration(4)	3.0%	3.6%	4.0%	4.6%
High-speed Internet access
Cable modem subscribers	305,556	228,759	141,880	52,996
Penetration(4)	21.2%	15.1%	9.1%	3.4%

(1)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)
Basic subscribers are subscribers who receive basic cable service in either the analog or digital mode.

(3)
Represents subscribers as a percentage of homes passed.

(4)
Represents subscribers for the digital service as a percentage of basic subscribers.

Pricing of Our Products and Services

        Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. As of December 31, 2002, the average monthly fee for basic and extended basic service was $20.98 and $31.10 and the average monthly fee for basic and extended basic digital service was $10.99 and $45.50. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for converters and remote control tuning devices, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

        The CRTC only regulates rates for basic cable service. The fees for services offered in discretionary packages, including Canadian and U.S. specialty television services, are based upon rates negotiated between us and the providers of programming services. In addition, fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set top boxes are priced by us on a discretionary basis and are not regulated by the CRTC.

        Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges as follows:

Service	Price Range
Basic analog cable	$15.10 – $26.85
Extended basic analog cable	$24.29 – $37.91
Basic digital cable	$ 9.99 – $11.99
Extended basic digital cable	$27.00 – $64.00
Pay-Television	$ 6.00 – $19.95
Pay-Per-View (per movie or event)	$ 3.99 – $79.95
Dial-up Internet access	$ 9.95 – $22.95
High-speed Internet access	$29.95 – $54.95

Our Network Technology

        As of December 31, 2002, our cable systems consisted of approximately 7,500 km of fiber optic cable and 25,000 km of coaxial cable, passing over 2.3 million homes and serving approximately 1.4 million subscribers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed, and one of the more advanced broadband networks in North America with over 97% two-way capability at present.

        The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability.

	Under 450 MHz	480 to 625 MHz	750 MHz	Two-Way Capability
December 31, 2000	7%	21%	72%	92%
December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%

        Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or "off-air" reception quality and transmitted to the main headends by way of "off-air" links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. The signal thereafter uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the subscriber's television set directly or, depending on the area or the services selected, through various types of subscriber equipment including set top boxes.

        Since 1995, we have invested in a modernization program to upgrade our network to enable us to develop and deploy new advanced products and services. Our modernization program was complete as of December 31, 2001. As a result, we are now able to deliver simultaneously up to 75 analog channels and over 200 digital channels in the Greater Montréal area and in western Québec, and up to 49 analog channels and over 70 digital channels in other urban areas in Québec, and provide two-way capability throughout our entire network. We have adopted the hybrid fiber coaxial network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal area and in the Greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services.

        We believe that our network design provides high capacity and superior signal quality and will enable us to provide advanced cable services while also providing sufficient capacity for the continued expansion of our service offering in the future.

Marketing and Customer Care

        Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per subscriber. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

  •
  continue to rapidly deploy advanced products and services such as high-speed Internet access and digital television;

  •
  introduce new advanced products and services desired by customers;

  •
  design product offerings that provide greater opportunity for customer entertainment and information choices;

  •
  leverage the retail presence and other products offered within the Quebecor Media group, including the extensive retail presence of Le SuperClub Vidéotron and Archambault Group Inc., and within non-exclusive commercial retailers to cross-promote and distribute our cable and data services to our existing and future subscribers;

  •
  target marketing opportunities based on demographic data and past purchasing behavior;

  •
  develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative/competitive services; and

  •
  leverage the relationship between customer service representatives and our subscribers by training and motivating customer service representatives to promote advanced products and services.

        We plan to invest increasing amounts of time, effort and financial resources in marketing new and existing services. To increase customer penetration and increase the number of services used by our customers, we will use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

        Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems. We currently have five operational call centers and we are implementing various initiatives to improve customer service and satisfaction. For example, we recently interconnected our call centers in two of our major regions (Montréal and Hull) to enhance our call handling capabilities and efficiency. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge which are key contributors to high rates of customer retention as well as to selling additional services and higher levels of service to our customers. We also are implementing Web-based customer service capabilities. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

Programming

        We believe that offering a wide variety of conveniently scheduled programming is an important factor influencing a customer's decision to subscribe to and retain our cable services. We devote significant resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently limits distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers (see "Item 4 — Information on the Company — Business Overview — Regulation"). We obtain basic and premium programming from a number of suppliers, including TVA.

        Since September 2001, we significantly expanded the programming available to our subscribers through the launch of over 30 English-language channels in digital format. Furthermore, we believe the recent launch of these digital channels, the continued launch of digital channels in the future and the increase in French-language programming, will help to increase the penetration of our digital television service among our subscribers.

        Our programming contracts generally continue for a fixed period of time, up to three years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and are expected to continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming and inflationary or negotiated annual increases.

Competition

        We face competition in the areas of price, service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive services, we may face additional competition. We operate in a competitive business environment which can adversely affect our business and operations. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution and wireless distribution.

  •
  Off-air Television and Providers of Other Entertainment.  Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an "off-air" antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through "off-air" reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theaters and home video products, including videotape recorders and DVD players. The extent to which a cable television service is competitive depends in significant part upon the cable system's ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

  •
  Direct Broadcast Satellite.  Direct broadcast satellite is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to broadcast, cable delivery or lower-powered transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

  •
  DSL.  The deployment of digital subscriber line technology, known as DSL, provides subscribers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to high-speed Internet access over cable systems. No DSL television undertaking is currently operating in the Province of Québec.

  •
  Private Cable.  Additional competition is posed by satellite master antenna television systems known as "SMATV systems" serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

  •
  Other Cable Distribution.  Currently, a second cable operator offering analog television distribution and high speed Internet is serving multi-dwelling units in the Greater Montréal area.

  •
  Wireless Distribution.  Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer's premises.

NEWSPAPER

        Through our newspaper publishing operations, we are the largest newspaper publisher in the Province of Québec and the second largest newspaper publisher in Canada, with a 21% market share in terms of weekly circulation, according to statistics published by the Canadian Newspaper Association. We publish 15 paid daily newspapers and serve eight of the top 11 urban markets in Canada. Each of our eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. We also publish 175 weekly newspapers and shopping guides and 18 other specialty publications, including a free daily commuter newspaper.

        For the year ended December 31, 2002, our newspaper operations generated revenues of $854 million and an operating income of $222 million. For this same period, we derived 68% of our revenues from advertising, 20% from circulation, and 12% from commercial printing and distribution operations.

Business Strategy

        Our objective is to increase our profitability and cash flow by pursuing the following business and operating strategies:

  •
  Increase advertising revenue.  We plan to continue to diversify our advertising offerings to attract advertisers, and further target national and multi-market accounts with large spending budgets. We continue to integrate our urban and community newspapers to offer advertisers packages bundled by market instead of by publication. In connection with this integration, we are establishing centralized classified advertisement call centers to expand existing advertising business, as well as solicit new business. We also continue to expand our sales force and provide it with training programs to enhance its effectiveness. We are upgrading our software to enable our advertisement takers to upsell and increase yield per advertisement. In addition, we plan to expand our use of value-based pricing and marketing strategies, such as charging premiums for preferred positions in our publications, to maximize advertising revenue.

  •
  Increase circulation revenue.  We plan to increase paid circulation of our newspapers by increasing the number of newspaper boxes and point-of-sale locations, as well as expanding home delivery service. We are further cultivating relationships with retail outlets to sell our newspapers. In addition, to increase readership, we continue to expand coverage of local news in our newspapers to differentiate their content from national publications and broaden their appeal and to target content for identified groups through the introduction of niche products, such as At Home magazine, Amateur Sports and Votre Argent. We also continue to invest in technology to enhance the effectiveness of our delivery and distribution operations.

  •
  Expand complementary products and services.  We plan to launch new products and services and capitalize on our existing assets to further increase our revenues. We will continue to leverage our newspaper brands by developing new specialty and niche products, such as targeted supplements, special interest pullouts and coupon books. We plan to continue to develop and roll out our new media services, which include complementary advertising vehicles, such as online classified and display advertisements, banner advertisements, virtual shopping malls and on-line auctions. In addition, by deploying additional sales and marketing resources, we intend to market more aggressively excess capacity in our existing printing facilities. We also plan to expand our distribution network, which currently has a potential reach of over nine million Canadian households, and more aggressively promote our distribution services to existing and new customers. We believe these initiatives will expand our revenue base, diversify our revenue streams and reduce our dependence on the advertising market.

  •
  Reduce costs.  We have expanded our implementation of "best practices" policies and benchmarking standards, including specific guidelines for staffing levels and employee productivity, throughout our operations. We also continue to seek lower cost alternatives for raw materials, equipment and services, and additional means to improve production efficiency, such as the reduction and standardization of paper sizes. In addition, we intend to control more rigorously the distribution of copies of our free newspapers by evaluating the needs of our advertising customers and improving the efficiency of our delivery operations. Finally, we seek to reduce costs and improve productivity by intensifying our employee training programs and investing in new technologies, such as computer-to-plate technology which streamlines the production process.

  •
  Achieve efficiencies through geographic clustering.  The majority of our community newspapers are geographically clustered around our eight urban dailies. We continue to concentrate our ownership of publications into regional clusters in order to realize operating efficiencies, such as the consolidation and sharing of production, printing and distribution functions, as well as management and administration costs. In addition, we believe that our clustering strategy enables us to maximize our production capacity and increase revenues by offering advertisers bundled packages encompassing some or all of our publications within a cluster.

  •
  Further integrate newspaper operations with the Quebecor Media group of companies. We aim to increase circulation and readership and to attract advertisers by aggressively promoting our newspapers through Quebecor Media's television, cable affiliates and other media platforms, such as websites maintained for our newspapers by Quebecor Media's web-based affiliate, Netgraphe Inc. We also aim to leverage our access to the content of these platforms by offering, among other things, enhanced coverage of their events and programming in our newspapers. In addition, we intend to offer advertisers comprehensive advertising packages across Quebecor Media's platforms to increase the number and average size of our advertising contracts.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest and largest segment of the advertising-based media industry in Canada. The industry is dominated by a small number of major newspaper publishers of which we are the second largest in Canada with a combined weekly circulation (paid and unpaid) of more than ten million copies.

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of our urban paid daily newspapers are tabloids.

        Newspaper companies derive revenue principally from advertising and circulation. According to industry sources, in 2001, the total Canadian daily newspaper industry revenue was $3.2 billion, with 79% derived from advertising and the remaining 21% coming from circulation. Total advertising revenue for the daily newspaper industry was $2.5 billion in 2001, which represented 23.7% of total Canadian advertising spending. Including revenues from non-daily newspapers, advertising revenues for the newspaper industry as a whole in 2001 were estimated to be approximately $3.3 billion, representing a 31% share of total Canadian advertising spending. From 1995 to 2000, advertising revenue for daily newspapers increased at an average annual growth rate of 6.3%. In 2001, as a result of a weakening economy and the events of September 11, daily newspaper advertising revenues declined by 3.1% compared to 2000. Zenith Media estimates that newspaper advertising revenues have remained flat in 2002. In 2001, total Canadian daily newspaper circulation revenue decreased by 1.5% to $682 million despite a marginal increase in circulation volume.

        Circulation revenues are derived from single copy newspaper sales made through retailers and vending boxes and home delivery newspaper sales to subscribers.

        Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are generally affected by changes in national and regional economic conditions. Recent statistics indicate that economic growth in Canada increased in 2002 relative to 2001. In addition, recent forecasts by the Bank of Canada project that Canadian Real Gross Domestic Product will grow at an average annual rate of approximately 3.0% in 2003. Zenith Media forecasts that newspaper advertising revenues in Canada will grow at a compound annual growth rate of 2.5% between 2002 and 2004.

Newspaper Operations

        We operate our newspaper businesses in urban and community markets. A majority of our newspapers in the Community Newspaper Group are clustered around our eight urban dailies in the Urban Daily Group. We have strategically established our community newspapers near our regional printing facilities in suburban and rural markets across Canada and in Florida. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, accounting and human resources as well as production and printing functions. For the twelve-months ended December 31, 2002, the Urban Daily Group accounted for 75.1% of our newspaper operating income with the Community Newspaper Group accounting for the remaining 24.9%.

        The following table summarizes our principal sources of revenue for the past three fiscal years (in millions). Revenues of Sun Media are included in our results of operations since the date of acquisition of Sun Media in January 1999.

	Fiscal Year Ended December 31,
	2002		2001		2000
	(in millions)
Revenues
Advertising	$584.2	68%	$561.9	67%	$564.0	66%
Circulation	$168.5	20%	$165.0	20%	175.5	21%
Commercial Printing and Other	$100.9	12%	$111.2	13%	110.6	13%

Total	$853.6		$838.1		$850.1

The Urban Daily Group

        On a combined weekly basis, the eight daily newspapers in our Urban Daily Group circulate approximately 6.4 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank® 2002 Study.

        With the exception of the broadsheet The London Free Press, the Urban Daily Group newspapers are morning tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes generous use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. During 2002, the Urban Daily Group launched a quarterly publication with a circulation of 500,000 copies to be distributed to its subscribers across Canada. In 2002, the Urban Daily Group also launched a free weekly newspaper in London, and it currently publishes a free Monday to Friday commuter newspaper in Montréal and two free weekly shopping guides. In addition, the Urban Daily Group includes the distribution businesses operated through Messageries Dynamiques and Dynamic Press Group.

        Circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2002 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked in to one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

        The following chart lists our paid daily newspapers and their respective readership in 2002 as well as their market position by paid circulation during that period:

	2002 Average Daily Readership
Publication				Market Position(1)
	Saturday	Sunday	Mon-Fri
Le Journal de Montréal	706,600	454,800	660,300	1
Le Journal de Québec	225,600	151,500	194,500	1
The London Free Press	173,600	95,900	162,600	1
The Toronto Sun	699,300	1,018,900	896,900	2
The Edmonton Sun	160,000	193,900	183,800	2
The Calgary Sun	166,400	213,000	221,700	2
The Winnipeg Sun	116,300	121,200	138,400	2
The Ottawa Sun	109,200	93,800	128,400	2

Total Average Readership	2,357,000	2,343,000	2,586,600

(1)
Based on paid circulation data published by the Audit Bureau of Circulations with respect to non-national newspapers in each market.

        Through Le Journal de Montréal and Le Journal de Québec we have established market leading positions in Québec's two main urban markets, Montréal and Québec City. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, after The Toronto Star, among non-national Canadian dailies and first among French-language dailies in North America.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily that is a broadsheet newspaper. The London Free Press is the only local daily newspaper in its market.

        The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations. The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada's largest newspaper, The Toronto Star, and to a lesser extent with The Globe and Mail and The National Post. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors.

        Our dailies in Edmonton, Calgary, Winnipeg and Ottawa have established a number two position and compete against a broadsheet newspaper in each of their respective markets.

Advertising and Circulation

        Advertising revenue is the largest source of revenue for the Urban Daily Group. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including food, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.

        Our principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (44.4% in the year ended December 31, 2002) followed by retail advertising (35.6% in the same period) and national advertising (17.5% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 45.7% of all of our classified advertising in terms of revenue for the year ended December 31, 2002. Retail advertising is display advertising principally placed by local businesses and organizations. Our retail advertisers are principally department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the automotive sector. During 1999, we implemented an advertising initiative to maximize national and multi-market advertising sales by our publications. As a result of the initiative, our newspaper network has attracted major customers in several sectors of the Canadian economy, including the automobile, financial services, microcomputers and telecommunications industries.

        We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2002, our top ten advertisers accounted for approximately 7% of the total advertising revenue and approximately 5% of overall revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact on us of a decline in any one market can be offset by strength in the others.

        Circulation sales are the second-largest source of revenue for the Urban Daily Group. The Urban Daily Group's newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in every market, except in Toronto, where The Toronto Sun is home-delivered only on Sunday and in certain designated markets on Saturday. Our circulation revenues are derived from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In addition, to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products, such as At Home magazine, Amateur Sports and Votre Argent.

Competition

        The Canadian newspaper industry is mature and dominated by a small number of major publishers. According to the Canadian Newspaper Association, our 21.0% market share of paid weekly newspaper circulation is exceeded only by CanWest Media Inc. with a 30.1% market share, and followed by Torstar Corporation (13.8%), Power Corporation (9.2%), Bell Globemedia (6.4%) and Osprey Media (4.7%). In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television and other advertising media. Competition for newspaper advertising is largely based upon readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for circulation is largely based on price, editorial content, quality of delivery service and availability of publications. The high cost associated with starting a major daily newspaper operation represents a barrier to entry by potential new competitors to our Urban Daily Group.

The Community Newspaper Group

        In total, the Community Newspaper Group consists of seven daily community newspapers, 172 community weekly newspapers and shopping guides, and 16 farming and other specialty publications. We also own three additional community weekly newspapers and shopping guides, and two specialty publications which are included in the Urban Daily Group. The Community Newspaper Group also distributes coupons, product samples and other direct mail promotional material through NetMedia, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2002 was 3.0 million free copies and 548,200 paid copies. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group in 2002:

Publication	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	13,100
Stratford Beacon Herald	Stratford, Ontario	11,300
The Daily Herald Tribune	Grande Prairie, Alberta	9,200
St. Thomas Time-Journal	St. Thomas, Ontario	8,400
Fort McMurray Today	Fort McMurray, Alberta	7,100
The Daily Miner & News	Kenora, Ontario	4,600
The Daily Graphic	Portage La Prairie, Manitoba	3,600

Total Average Daily Paid Circulation		57,300

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada and in Florida. The number of weekly publications on a regional basis is as follows:

Province or State	Number of Publications
Alberta	44
British Columbia	6
Florida	8
Manitoba	12
Ontario	39
New Brunswick	1
Québec	56
Saskatchewan	6

Total Publications	172

        Sun Media recently entered into a letter of intent for the sale of its Florida operations. The sale is subject to certain conditions, including satisfactory due diligence by the buyer. We expect to close the sale of our Florida operations in the first half of 2003.

        Our community newspaper publications generally offer news, sports and special features, and place emphasis on local information. These newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.

Advertising and Circulation

        Substantially all of the Community Newspaper Group's advertising revenues are derived from local retailers and classified advertisers. Advertising rates and rate structures vary among the different publications of the Community Newspaper Group. The Community Newspaper Group publishes advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        Circulation revenue in the Community Newspaper Group is generated from home delivery sales and single copy sales through retailers and vending racks. In 2002, nearly 85% of the community newspaper publications were distributed free of charge.

Competition

        A majority of the Community Newspaper Group's publications maintain the number one positions in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group's publications have been a consistent source of cash flow.

Seasonality and Cyclicality

        Canadian newspaper publishing company operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically our strongest revenue quarters of the year, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first fiscal quarter has historically been our weakest revenue quarter.

        Our newspaper business is cyclical in nature. Because we are dependent upon advertising sales for a substantial portion of our revenue, our operating results are sensitive to prevailing economic conditions, including changes in regional and national economic conditions.

Production and Other Operations

        We own 27 Web press and eleven sheet fed press operations located throughout Canada and in Florida. These operations provide commercial printing services for both the internal printing needs of the Company and for third parties. The Canadian printing facilities include 15 printing facilities for the daily publications, and 17 other printing facilities operated by the Community Newspaper Group in six provinces. Our facility in Bradenton, Florida serves the Florida Sun publications.

        Our third-party commercial printing provides us with an additional revenue source while using existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. However, we have the advantage of: (1) owning modern equipment; (2) being able to price projects on a variable cost basis because our core newspaper business covers overhead expenses; and (3) being the only local provider of commercial printing service in some of our markets.

        The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques is a distributor of dailies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,500 retail outlets through its operations. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more then 300 outlets in Québec.

Raw Materials

        Newsprint is our second-largest expense, after personnel costs, and represents our largest raw material expense. Newsprint expense represented 19.7% of our total operating expenses for the year ended December 31,

2001 and 16.4% of our total operating expenses for the year ended December 31, 2002. We seek to manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including Web width reduction, inventory management, incentive programs and, when possible, advertising and circulation price increases. In addition, to obtain more favorable pricing and to provide for a more secure supply, we have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of most of our newsprint purchases. This agreement enables us to obtain more favorable pricing by combining our purchases with the Canadian purchases of Quebecor World Inc., the largest commercial printer and image management company in the world. This agreement provides for a discount to market prices above a minimum threshold. We are committed to purchase a minimum number of metric tonnes of newsprint per year under this agreement. This agreement will satisfy most of our anticipated newsprint requirements through the end of 2005. Please see "Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions".

        Aside from newsprint, the only raw materials of significance to us are ink and press plates, which together accounted for approximately 2.7% of the total operating expenses from our newspaper publishing operations in 2002.

BROADCASTING

        We are the largest privately-owned broadcaster of French-language entertainment, information and public affairs programs in North America. In the Fall of 2002, we had a 36% market share of French-speaking viewers in the Province of Québec and 44% of the television advertising spending for French-speaking viewers in Québec. In Fall 2002, we also aired eight of the ten most popular TV programs in the Province of Québec, including "KM/H", Histoires de filles, Les Poupées Russes, and Juste pour rire. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable providers across Canada, enabling us to reach a significant portion of the French-speaking population in Canada.

        The CRTC has authorized over 300 Category Two digital specialty services for which carriage is optional, and 21 Category One digital specialty services that cable and satellite service operators are required to carry. TVA and its different partners obtained 11 of the new digital specialty services, including six Category One services, three French-language and three English-language, and five Category Two services, two French-language and three English-language. As of December 31, 2002, approximately 50 English-language services had been launched; none of the French-language services had been launched as of December 31, 2002 because the number of French-language households equipped with digital set top boxes was considered insufficient.

        TVA is also engaged in publishing through its subsidiary TVA Publishing, which leads the French-language newsstand magazine market in Québec.

        For the twelve-month period ended December 31, 2002, our television operations generated revenues of $323 million and operating income of $79 million.

Canadian Television Industry Overview

        Canada has a well-developed cable television market that provides viewers with a range of viewing alternatives. Most Canadian cable subscribers have access to 30 Canadian specialty channels as well as a number of U.S. broadcast and cable channels. As of August 31, 2002, there were approximately 8.2 million cable households in Canada, representing a basic cable penetration rate of 72%, and approximately 2.1 million direct broadcast satellite subscribers.

        There are four French-language broadcast networks in the Province of Québec: Societé Radio-Canada, Réseau TQS, Télé-Québec and us. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Company, known as CBC. Global Television Network and CTV are privately held commercial networks. CBC and Radio-Canada are government-owned and financed by a combination of federal government grants and commercial revenue. French-language viewers in the Province of Québec also have access to U.S. networks, either directly over the air or via broadcast distributors.

        Drama and comedy programming is the most popular genre with francophone viewers, with news and other information programming being the second most popular. Viewing trends by francophone viewers are predominantly to Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs. According to BBM and the CRTC, viewing of Canadian programs by francophone viewers increased to 78% in 2001 from 75% in 2000.

        The following table sets forth the relative audience share of French-language viewers in the Province of Québec for Fall 2002:

Network	Share of Province of Québec Television
TVA	36%
Societé Radio-Canada	17%
Réseau TQS	14%
Télé-Quebec	3%
English-language Canadian stations	4%
United States stations	2%
French-language specialty cable channels	19%
Others	5%

Source: BBM Fall 2002 Survey.

New Television Policy in 2002: Digital TV

        On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will be voluntary, market-driven and without mandated deadlines. Licensees who wish to use digital television facilities to provide programming consisting essentially of a simulcast of their existing analog services will qualify for licensing. The CRTC will give fast track consideration to applications by existing over-the-air broadcasters. Should an existing broadcaster fail to apply for a transitional digital television license within a reasonable period, or otherwise demonstrate that it is not prepared to transition on a timely basis, the CRTC may consider applications by prospective new entrants predicated on the Department of Industry's spectrum allotment.

        All programming produced in the 16:9 aspect ratio will have to be broadcast in that ratio on transitional DTV undertakings. It is expected that, by the end of 2007, two thirds of each broadcaster's schedule, and two thirds of new Canadian content productions, should be available in the HDTV format. All of the programming on the digital service that is not duplicated on the analog service must be in the HDTV format. All Canadian programs aired during the evening broadcast period by the licensee of a transitional DTV undertaking, whether duplicated or not, are to be broadcast in the HDTV version.

Television Broadcasting

        Our network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French-speaking population in Canada.

        Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi-Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network's broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by the CRTC and is also retransmitted elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number-one market share in each of our six markets.

Programming

        We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. In the fall of 2002, we had 23 of the top 30 French-language television shows during prime time. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

        A majority of our programming is produced by our wholly-owned subsidiary, JPL Production Inc. Through JPL Production Inc., we produced approximately 1,400 hours of original programming in 2002. Our programming consists primarily of soap operas, variety shows and quiz shows. The remainder of our programming is comprised of foreign and independently produced programming.

Specialty Broadcasting

        Through various subsidiaries, QMI controls or participates in numerous satellite to cable programming services, including the following:

Type of Service	Language	QMI Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	100%
• Pulse 24 (CP 24)	English	29.9%
• Canal Évasion	French	8.3%
Category One Digital Specialty Services:
• MenTV (M)	English	51%
• Mystery (13th Street)	English	45.05%
Pay Per View Services (Terrestrial & direct broadcasting satellite):
• Canal Indigo	French	20%

Le Canal Nouvelles LCN

        Le Canal Nouvelles LCN is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air on September 8, 1997 and had 1.5 million subscribers as of August 31, 2002. LCN's revenues are derived from affiliate agreements and sale of air-time to national advertisers.

Pulse 24 (CP 24)

        Through Sun Media, we own a 29.9% interest in Pulse 24. Pulse 24 operates CP 24, a regional, 24-hour local news channel in Canada offering viewers a variety of parallel and simultaneous continuous streams of information with an enriched visual screen. In addition to regular news, the enriched screen delivers attractive graphics and text which provide continuously updated information: date, time, weather forecasts, headlines, sports scores, stock market quotations and key indices. CP 24 is distributed via cable and satellite systems to homes across Ontario.

Canal Évasion

        Canal Évasion is a national French-language television specialty service that is dedicated exclusively to tourism, adventure and travel.

MenTV

        MenTV is national English-language Category 1 specialty television service dedicated to the Canadian man's lifestyle with programming related to the luxury market, the gourmet market, men's beauty and fitness, the book and music market, outdoor adventures and leisure sports.

Mystery TV

        Mystery TV (formerly called 13th Street) is a national English-language Category 1 specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre-specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries.

Canal Indigo

        Canal Indigo is a pay-per-view television service that offers mainly block buster feature films which have been exhibited in theatres as well as Canadian-based events targeting the French-language market.

Canadian Public Affairs Channel (CPAC)

        Through a consortium of cable operators, QMI has a 21.7% equity in the Canadian Public Affairs Channel (CPAC), a national bilingual public affairs programming service showing House of Commons debates and consisting exclusively of long-form programming focusing on local, regional, national and international civic affairs.

Home Shopping Service/Infomercials

        In April 1998, we signed an agreement with Home Shopping Service S.A., a subsidiary of Groupe M6 of France, to pursue a joint venture called Home Shopping Service Canada. Through this agreement, we operate Boutique TVA, a daily one-hour home shopping program broadcast on the TVA Network. We also operate Canal TVAchats, a 24-hour infomercial and tele-shopping channel. On March 18, 2003, TVA purchased from Home Shopping Service S.A. its 50% interest in Home Shopping Service Canada. TVA now owns 100% of Home Shopping Service Canada.

Advertising Sales and Revenue

        We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2002, we derived approximately 65% of our advertising revenues from national advertisers and 35% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Province of Québec French-language broadcast television advertising market was 44% in 2002.

Book and Magazine Publishing

        Through the Groupe Vidéotron acquisition, we also acquired TVA Publishing, a subsidiary of TVA that was formed when TVA acquired Trustar Limited, or Trustar, in January 2000. TVA Publishing now owns and operates eight weekly and monthly publications which focus on entertainment, television and the Internet. TVA Publishing is the leading publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women's magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Renovation-Bricolage, Clin d'oeil, Filles d'aujourd'hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publishing. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. TVA Publishing, which now includes all of the operations of Publicor, represents approximately 80% of magazines newsstand sales of French-language magazines in Québec.

Ownership

        We have a 99.9% voting and a 36.1% equity ownership interest in TVA.

LEISURE AND ENTERTAINMENT

        We have established a leading retail and distribution presence in the Leisure and Entertainment segment with approximately 185 retail locations offering numerous cross-selling and cross-promotion opportunities. Our activities in the Leisure and Entertainment sector include book publishing, book, music and multimedia distribution, the retail sale of magazines, books, videos, CDs, DVDs, games, software and video rentals. This segment consists of Québec-Livres, Le SuperClub Vidéotron, Archambault Group Inc., and several other companies. Our Leisure and Entertainment segment generated revenues of $245 million and operating income of $29 million for the twelve-month period ended December 31, 2002.

Music, Book, Software and Magazine Retail

        Archambault Group Inc. is the largest chain of music stores in Québec with 12 megastores. During fiscal year 2000, Archambault Group Inc. also became one of the largest computer books and software retailers through the acquisition of Camelot-Info Inc. and the largest independent English-language bookstore in Québec through the acquisition of Paragraphe Bookstore Inc. Archambault Group Inc.'s products are also distributed through its Websites archambault.ca, Camelot.ca and paragraphbooks.com.

        In addition, Archambault Group Inc. is the largest independent music distributor in Canada through its two labels, Select and Musicor with over 800 artists, mostly French-speaking. Archambault Group Inc. is a wholesaler serving approximately 450 locations in Québec through its Trans-Canada division. We own approximately 94.5% of the issued and outstanding shares of Archambault Group Inc.

        Through the acquisition of Groupe Vidéotron, we acquired Le SuperClub Vidéotron, the largest chain of stores specializing in the rental and retail sale of videocassettes in Québec, with approximately 174 locations and a market share of approximately 30%. With nearly all of its service points located in markets serviced by our cable operations, Le SuperClub Vidéotron also serves as a showcase and a valuable distribution network for the growing array of products and services offered by our cable segment.

        We are also involved in book publishing and distribution. We own several publishing houses forming Québec's largest book publishing group in general literature. In 2002, we published, reissued and reprinted a total of 928 titles and sold over 3.0 million copies. Through Québec-Livres, our book distribution division, we operate one of the largest book distributors in Québec and represent several renowned European and Québec-based publishers. We distribute software and French-language books to approximately 1,900 retail outlets in Canada.

BUSINESS TELECOMMUNICATIONS

        Vidéotron Télécom is a provider of a full range of business telecommunications services including local switch dial tone, long distance, high speed data transmission, Internet connectivity and Internet hosting, to customers that include businesses and governmental end users and other telecommunications service providers in Canada. Vidéotron Télécom's regional network has over 8,400 km/cable in Québec and 2,000 km/cable in Ontario and reaches more than 80% of business located in the metropolitan areas of Québec and Ontario. In 2001, we underwent a major restructuring of our business telecommunications operations and refocused Vidéotron Télécom's primary mission on the offering of high-speed telecommunications services to large business users and telecommunications carriers. As part of such restructuring, Vidéotron Télécom sold its telephone equipment and maintenance contracts in May 2001.

        Our business telecommunications segment generated revenues of $92 million and operating profit of $27 million for the twelve month period ended December 31, 2002.

        In April 2002, Vidéotron Télécom acquired most of the assets of Toronto-based Stream Intelligent Network Corporation. In December 2002, Vidéotron Télécom announced that it had acquired fiber optic routes from 360networks, including approximately 1,200 kilometers of fiber-optic routes extending further across Ontario and to border points of the United States.

        Vidéotron Télécom is now focusing its development efforts on its core customer base, i.e. telecommunications local and long distance carriers, wholesalers of long distance telecommunications services, wireless operators and Internet service providers, and other high-end users of business telecommunication services.

Ownership

        We own a 66.7% voting and a 100% equity interest in Vidéotron Télécom.

NEW MEDIA SERVICES

Internet/Portals

        Netgraphe Inc. is an integrated company offering various services such as e-commerce, information, communication and consulting in information technology. With 5.5 million unique on-line visitors per month, Netgraphe Inc. is one of the leading Internet communications, commerce and media companies in Canada. We own two of the largest Internet portals in Canada as measured by page views, as well as leading sites dedicated to automobiles, employment, classifieds and personals. We provide communications, commerce and media services through our media and commerce properties. We also offer IT consulting services for e-commerce, outsourcing, integration and secure transaction environments. Our Internet/Portals segment generated revenues of $27 million and operating losses of $2.6 million for the twelve-month period ended December 31, 2002.

        In May 2001, we successfully completed the combination of our CANOE assets with the operations of Netgraphe Inc. We believe that this business combination will allow Netgraphe Inc., through the consolidation of complementary products, technologies and resources, to achieve a leadership position in the Canadian Internet market.

Media Properties

        Netgraphe Inc.'s media properties include the following portals and destination sites:

  •
  La Toile du Québec (toile.com), the first French-language navigational guide in Canada and Québec's leading portal with approximately 75,000 sites indexed;

  •
  CANOE (Canoe.qc.ca and Canoe.ca), a bilingual, integrated media and Internet services network and one of Canada's leading Internet portals with more than 290 million page views per month; and

  •
  Webfin (webfin.com), a financial Web site offering, among other things, a variety of services ranging from financial information to portfolio management tools.

Commerce Properties

        Netgraphe Inc.'s commerce properties include the following sites:

  •
  jobboom.com, an Internet-based job search service;

  •
  Autonet.ca and Autonet.qc.ca, Canada's leading sites devoted entirely to cars;

  •
  ReseauContact.com and MatchContact.com, bilingual relationship sites comprised of more than 560,000 subscribing members;

  •
  ClassifiedExtra.ca and ClasseesExtra.ca, the largest sources of on-line classifieds in Canada with more than 75,000 weekly entries coming from 150 Canadian newspapers; and

  •
  Shop.Canoe.ca, a 24-hour virtual shopping mall.

Ownership

        As of December 31, 2002, we hold, directly and indirectly, a voting interest in Netgraphe Inc. of approximately 97.6% and an equity interest of approximately 75.2%.

Web Integration/Technology

        Through our ownership interest in Nurun, we provide Web integration and technology services in North America and Europe. The Nurun network consists of approximately 660 employees and provides various services to companies, including interactive, customer relationship and data management strategies designed to support multi-channel sales and marketing activities. In addition, we provide technology services through Mindready Solutions Inc., a leading supplier of test engineering systems and embedded systems and real-time communications for the advanced electronics industry. Our Web Integration/Technology segment generated revenues of $80 million and operating losses of $11 million for the twelve-month period ended December 31, 2002.

Nurun

        Nurun is a leading Web integrator with operations in Canada, Europe and the United States. Nurun enables its clients to capitalize on the opportunities offered by the Internet and Web technology so that they can develop new markets and marketing channels and improve the efficiency of their administrative processes relating to customers, business partners and employees. Nurun offers businesses a complete range of Web-based solutions and process re-engineering consultation services, including e-commerce, Web site design, customer relationship management, intranet/extranet tools, digital branding, automated publishing solutions, online marketing and systems integration. Nurun's worldwide network of professionals specializes in four core disciplines: strategy, marketing, technology and user experience.

        Nurun has rapidly pursued its growth as a Web integrator and interactive agency by acquiring the following companies in the course of the last two years: EntreVision Inc., one of Canada's leading organizations in e-business solutions; Cythère S.A., the largest independent Web solutions integrator in France; Quam S.r.l., an Italian new media agency with proven multimedia expertise and Imagix Multi Média Inc., specialists in audio-visual communication and multimedia production.

        Nurun's clients include multi-national corporations, such as Evian, L'Oréal, Essilor, MTV Italia, Telecom Italia, Biotherm, Danone, Club Med, General Motors, IBM, Air Canada Holidays, Europcar and Pleasant Holidays.

Mindready

        Mindready is a leading supplier of test engineering systems, automation systems and embedded systems for original equipment manufacturers, or OEMs, and electronics manufacturing service providers in the advanced electronics industry. OEMs and electronics manufacturing service providers use Mindready's services and products to help them design, manufacture and test complex electronics products.

        Mindready's clients operate in the telecommunications, automotive, medical, industrial and aerospace industries, and include companies such as Nortel Networks Limited, Sanmina-SCI Corporation, (now Solectron Corporation), Visteon Corporation, Alcatel, Keopsys Inc., Intense Inc., Infinera Inc., Hyperchip Inc. and Celestica. Sales to Nortel represented approximately 31% of total sales for the year ended December 31, 2002.

        In December 2000, Mindready became a public company whose shares are listed on the Toronto Stock Exchange.

Ownership

        We own approximately 57.3% of the issued and outstanding shares of Nurun. Nurun owns approximately 66.7% of the issued and outstanding shares of Mindready and has an approximate 81.0% voting interest.

INTELLECTUAL PROPERTY

        We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks and we believe our trademarks are adequately protected.

        Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and Web sites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the need of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.

        We have registered a number of domain names under which we operate Web sites associated with our television, publishing and Internet operations. As every Internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

REGULATION

Ownership and Control of Canadian Broadcast Undertakings

        Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the CRTC regulates and supervises all aspects of the Canadian broadcasting system.

        The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the CRTC Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute or governmental authorities, or a mutual insurance company, pension fund society or cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or constituted in Canada, of which the chief executive officer or other presiding officer and 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition, in order for a subsidiary to be a qualified corporation, Canadians must beneficially own and control, directly or indirectly, not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors or similar officers may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation's directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Vidéotron and TVA are qualified Canadian corporations.

        Regulations made under the Broadcasting Act require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the broadcasting undertaking of a licensee, (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if a transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. If a transaction increases control to over 40%, the CRTC must be notified.

        Largely similar foreign ownership restrictions to non-Canadians apply to telecommunications common carriers pursuant to regulations made under the Telecommunications Act (Canada).

Licensing of Canadian Broadcast Undertakings

        The CRTC has responsibility for the issuance, amendment, renewal, suspension and revocation of Canadian broadcasting licenses. A television broadcasting license grants the right to a broadcaster to transmit a television signal on a specific frequency within a defined geographic area and at a set power level. The geographic area may be expanded if the television service is distributed as a "distant signal" by a distribution undertaking. A specialty television license grants the right to a programming undertaking to transmit programming to the public through a distribution undertaking such as cable or direct-to-home satellite service. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license and may hold public hearings in other circumstances.

        In order to conduct our business, we must maintain our licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. Conditions may be imposed by the CRTC on broadcasting licenses which may affect the licensee's profitability.

Jurisdiction over Canadian Broadcast Undertakings

        Vidéotron's distribution undertakings and TVA's programming undertakings are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of TVA's and Vidéotron's undertakings are also subject to the Radiocommunication Act, which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

        The CRTC has, among other things, the power under the Broadcasting Act and regulations to issue, subject to appropriate conditions, amend, renew, suspend and revoke broadcasting licenses, approve certain changes in corporate ownership and control, and establish and oversee compliance with regulations and policies concerning broadcasting, including various programming and distribution requirements, subject to certain directions from the Federal Cabinet.

        In a series of decisions the CRTC has determined that the carriage of "non-programming" services by cable companies results in the company being regulated as a carrier under the Telecommunications Act. This applies to a company serving its own customers or allowing a third party to use its distribution network to provide non-programming services to subscribers.

Canadian Broadcast Distribution (Cable Television)

Distribution of Canadian Content

        The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States are not approved for distribution in Canada. The CRTC has prepared a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television subscriber must exceed the total number of non-Canadian services received.

1998 Broadcasting Distribution Regulations

        The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings (BDUs) in Canada. The 1998 Regulations promote competition between service providers and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

  •
  Competition, carriage rules and signal substitution

        The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. As a general rule, new entrants have to meet the same signal carriage and substitution requirements that are imposed on existing cable television systems. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

  •
  Canadian programming and community expression financing rules

        All distributors, except those with less than 2,000 subscribers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming, including community programming. However, the allocation of these contributions can vary depending on the type and size of the distribution system involved.

  •
  Inside wiring rules

        The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On August 25, 2000, the CRTC initiated a proceeding to establish the regulatory framework for access to multi-dwelling units inside wire and riser space. On September 3, 2002, the CRTC established a fee of $0.52 per subscriber per month for the use of cable inside wire in multi-dwelling units (Public Notice CRTC 2002-51).

        The CRTC directed the Inside Wire Sub-Committee of the CRTC Interconnection Steering Committee, or the CISC, to draft a specific set of administrative and reporting procedures that reflect the determinations reached in its public notice and to propose procedures by June 2003. These would include the use of Customer Service Groups already developed for third party access to high speed Internet service, ensuring non-disclosure of competitors' clientele to Vidéotron's Marketing Department.

New Canadian Broadcast Distribution Policies for 2002

        The following is a summary of recent CRTC pronouncements and determinations relating to Canadian broadcasting distribution:

  •
  On May 9, 2002, the CRTC waived certain restrictions it had placed over cable operators relating to ownership of pay and specialty services (Public Notice CRTC 2002-24) thereby permitting cable companies and their related entities to purchase interests in Canadian analog pay and specialty programming services. The CRTC also eliminated the requirement that prior approval be obtained in situations where a broadcasting distribution undertaking acquires 10% or more of the voting interests of a specialty or a pay television service.

  •
  On February 12, 2002, the CRTC announced its intention to permit DTH or DBS distributors, upon application, to engage in the practice of bulk billing in multi-dwelling units (Public Notice CRTC 2002-7), which had the effect of eliminating possible competitors' complaints of undue preference against incumbent cable operators in multi-dwelling units.

  •
  On November 19, 2002, the CRTC announced certain amendments to the 1998 Regulations regarding the distribution of House of Commons proceedings (Public Notice CRTC 2002-72), which came into effect on September 1, 2002. This programming will be offered in both English-language and French-language to most cable and satellite subscribers throughout Canada.

  •
  On November 19, 2002, cable networks with 2,000 subscribers or less were exempted from the obligation to hold a license (Notice CRTC 2002-74). Vidéotron operates 16 of these small cable networks.

  •
  On October 10, 2002, the CRTC announced a revised policy framework for community-based media, in particular cable community channels (Public Notice CRTC 2002-61). Where more than one corporation is in operation in a licensed area, each corporation must be guaranteed a minimum of four hours of access programs per broadcast week, upon request. In the case of large cities like Montréal, renewal public hearings are to be held to study plans showing how cable community channels are to be spread throughout the various communities within the licensed areas in urban centers.

  •
  The CRTC now permits licensees with between 6,000 and 20,000 subscribers to allocate the full 5% contribution to community programming instead of retaining a portion for a Canadian production fund.

  •
  The CRTC created a new class of license for community-based television programming undertakings with two sub-categories: community-based low-power television undertakings and community-based digital services. The CRTC will require broadcasting distribution undertakings to carry licensed community-based television programming undertakings on the digital band, throughout the area reached by the over-the-air signals or the service area to be authorized by the CRTC. The CRTC will expect cable licensees operating in remote areas to carry any remote community-based television programming undertaking licensed to serve that area, on its analog basic service. Cable operators now have the option of distributing a community channel as part of their distribution licenses. In situations where the cable company does not provide a community channel, or does not operate a community channel, community groups may apply for a community programming service license. Such licensed community programming services will be accorded mandatory analog carriage as part of the basic service as well as the applicable percentage of the cable undertaking's gross revenues to be allocated to local expression. Vidéotron operates community channels in all networks of 2,000 and more subscribers.

  •
  On August 16, 2002, the CRTC called for comments on the establishment of rules to govern the distribution of specialty services on digital basic cable service (Public Notice CRTC 2002-48) in order to determine (a) how many specialty services should be permitted on the digital basic cable service and (b) whether subscribers should be permitted to choose between French- and English-language digital basic cable service packages.

  •
  On October 22, 2002, the CRTC called for comments regarding program-related interactive television services in Canada (Public Notice CRTC 2002-63) in an attempt to identify interactive activities that might fall within the definition of broadcasting under the Broadcasting Act.

  •
  On June 12, 2002, the CRTC called for comments on a proposed policy framework for the distribution of digital television services, including HDTV, as well as of the high definition versions of licensed pay and specialty services (Public Notice CRTC 2002-32). Digital television broadcasters would be expected to provide affected broadcasting distribution undertakings with reasonable notice of the date they intend to go on air. Distributors will be able to broadcast digital over-the-air services in their channel line-ups, without regard to their priority status, as long as the services are included as part of the basic service and, as such, available to all subscribers. A digital television signal distributed by a broadcasting distribution undertaking to subscribers should be of the same quality and in the same format as that received by the broadcasting distribution undertaking. A broadcasting distribution undertaking will not be required to distribute the analog version of a mandatory television service if all, or substantially all, of its subscribers are equipped with a digital television receiver or have a set top box capable of converting the digital version of the service to analog.

  •
  On October 18, 2002, the CRTC called for comment on a proposal to issue an order exempting from regulation the operators of all cable licensees serving between 2,000 and 6,000 subscribers (Public Notice CRTC 2002-62). Vidéotron operates 10 of these networks.

Rates

        Vidéotron's revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay television and pay-per-view television; and (c) installation and additional outlets charges.

        The CRTC does not regulate the fees charged by new broadcast distribution undertakings and does not regulate the fees charged by cable providers for optional services. The fees charged by Class 1 (6,000 subscribers or more) cable providers are regulated by the CRTC until true competition exists in a particular service area, which occurs when the number of subscribers for basic cable service has decreased by at least 5% since the date on which a competitor started offering its basic cable service in the particular area.

        Moreover, for all intents and purposes, the CRTC does not regulate installation fees; however, installation fees have to be limited to an amount that does not exceed the average actual cost incurred to install and connect the outlet.

        A Class 1 cable distributor may, while respecting certain procedures, increase its rate so as to recover the pass-through portion, namely the charge that the firm collects from the subscribers for any particular programming service exhibited on Vidéotron's basic service. Moreover, in the event that distribution may be compromised as a result of the economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. Any increase that satisfies the criteria then in effect will be approved.

Royalties for the retransmission of distant signals

        Further to the implementation of the Canada-U.S. Free Trade Agreement, which we refer to as the FTA, in 1989, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

        Since this legislative amendment, the Copyright Act empowers the Copyright Board of Canada to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Cable television operators cannot automatically recover such paid retransmission royalties from their customers, although such charges might be a component of an application for a basic cable service rate increase based on economic need.

        Distant signal retransmission royalties vary from $0.20 per subscription per month for systems serving areas with fewer than 1,500 subscribers to $0.70 per subscriber per month for more than 6,000 subscribers, except in French-speaking markets where the maximum rate is $0.35 per subscriber per month. All of Vidéotron's undertakings operate in French-language markets.

        In addition, the Copyright Act was amended, in particular, to define copyright as including the exclusive right to "communicate protected works to the public by telecommunication". Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. However, at the request of the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, the Copyright Board approved Tariff 17A in 1996 in order to obtain the payment of royalties from transmitters, including members of the Canadian Cable Television Association, which we refer to as the CCTA, that transmit musical works to the subscribers when transmitting television services on a subscription basis.

        Tariff 17 fixed the monthly rate per subscriber, in the case of cable systems serving 6,001 or more subscribers, at $0.047, $0.055, $0.058, $0.064, $0.070 and $0.076, respectively, for each of the 1990 to 1995 calendar years. However, the Copyright Board of Canada did not establish the allocation of the payable royalties between cable television operators, pay television and specialty programming service providers. The CCTA and the programming service providers have signed agreements that establish the split with the Canadian specialty programming service providers and set up a royalty payment mechanism. These agreements do not cover royalties payable for American specialty programming and the Canadian pay television services, which correspond, according to Tariff 17, to 2.1% of affiliation payments during 1996 and 1.8% of 1996 monthly affiliation payments for the remainder of the tariff (i.e. 1997-2000). The royalties payable with respect to these services, and the split with the programming service providers, are covered by another agreement.

        The Copyright Board of Canada rendered a decision on February 16, 2001 regarding the rates that will apply under SOCAN's Tariff 17A for the calendar years 1996 to 2000. The royalty payable by small transmission systems is $10 per year. The monthly royalty payable by transmission systems (other than small transmission systems) for the signals of Canadian and American pay services is 2.1% of the transmitter's affiliation payments to these services in 1996 and 1.8% for the remainder of the tariff period. For all other signals transmitted, the monthly royalty payable by a transmitter is based on the total number of premises served in the system's licensed area and varies from $0.028 to $0.095 for 1996 to $0.044 to $0.155 for 2000. Royalties payable by a system located in a francophone market are calculated at a rate equal to 85% of the rate otherwise payable.

        The Copyright Board of Canada also rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings focusing on pay audio services. It fixes the royalties payable to SOCAN and to the Neighboring Rights Collective of Canada, or NRCC, respectively, at 11.115% and 5.265% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems are fixed by the Board at 5.56% and 2.63%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal.

        Tariffs of the Copyright Board of Canada are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively. Provisions for possible tariff increases are taken by Vidéotron.

Access by third parties to HFC

        On July 6, 1999, the CRTC required certain of the largest cable television operators, including Vidéotron, to submit tariffs for high-speed Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers to offer such services over a cable infrastructure. Vidéotron's proposal was approved in part by the CRTC in August 2000. This decision approves the terms and per end-user rates to charge to Internet service providers for access to cable company facilities used to provide cable modem Internet services. Other technical, operational and business policies to implement access services are being addressed by the CISC.

        Vidéotron took part in technical tests intended to interconnect the networks of the cable television operators with certain competing Internet service providers. These tests were successfully concluded in the third quarter of 2000. Vidéotron is also actively participating in the CISC Working Group responsible for implementing the technical and operational terms and conditions of interconnection. The work of the CISC Working Group is ongoing and some issues have been contentious. Once the conditions of facilities-based interconnection are approved by the CRTC, which could occur in 2003, actual access to the headend of our HFC network will be ordered by the CRTC and provided by Vidéotron at a regulated tariff.

        Until facilities-based access to the cable network headend is provided, the CRTC is requiring cable distributors to allow third party retail Internet service providers to resell their retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by Vidéotron to its cable subscribers during a one-month period. Vidéotron expects resale and facilities-based access to increase its penetration in certain markets for retail high-speed Internet services at lower customer acquisition costs, and is actively pursuing those business opportunities. The resale obligation will cease to be mandated once facilities-based access is available to Internet service providers.

Winback restrictions

        In February 2001, the CRTC announced "winback" restrictions on certain cable television operators, including Vidéotron, in the Internet service market. The restrictions limit a cable operators' ability to "win back" Internet service subscribers who have chosen to switch to another Internet service provider within 90 days of the subscriber's switch.

Right to access for telecommunications and broadcast networks infrastructures

        The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. Vidéotron accesses these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, Vidéotron could apply to the CRTC for a right of access to a supporting structure of a transmission line.

Canadian Telecommunications Services

Jurisdiction

        With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed "telecommunications common carriers" under the Telecommunications Act administered by the CRTC.

        The Telecommunications Act, which came into force on October 25, 1993, as amended, provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. Under the Telecommunications Act, the CRTC may exempt any class of Canadian telecommunications carriers from the application of the Telecommunications Act if the CRTC is satisfied that such an exemption is consistent with implementation of the Canada telecommunications policy objectives. The CRTC must refrain from regulating certain telecommunications services or classes of services provided by Canadian carriers, if it finds that such service or class is or will be subject to competition sufficient to protect the interests of users. The CRTC is prohibited from making a determination to refrain if refraining from regulation could likely impair unduly the establishment or continuance of a competitive market for a particular service or class of services.

Overview

        Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies' monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. This latter decision, along with four others (Telecom Decision CRTC 97-9, CRTC Telecom Orders 97-590 and 97-591, as well as CRTC Public Notice 1997-49) comprise the Local Competition Decisions (the "LC Decisions"), which set out many of the terms and conditions for competitive entry in the market for local telephony services. A number of technical, operating and other details are being established through subsequent proceedings and meetings of the CISC.

Price-Cap regulation

        On May 30, 2002, the CRTC issued a price cap decision (Telecom Decision CRTC 2002-34) in which it revised the initial price regulation regime governing the Incumbent Local Exchange Carriers (ILECs) and established a new regime that will apply through 2006. The new price regulation regime includes a total of eight baskets and service groups and a number of service-specific rate element constraints. Competitor Services, which have been separated into two categories, are now subject to different treatment. Services in the Category I Competitor Services group, which are considered as essential services, generally are to be priced at cost plus a 15% mark-up and, with respect to rate increases, are limited to inflation less a productivity offset, except for a limited number of services that are already priced to reflect productivity gains. The rates for services in Category II Competitor Services are capped at existing levels and will be priced on a case-by-case basis. In addition, the CRTC introduced a competitor Digital Network Access service priced as an essential service and established a follow-up proceeding (Telecom Public Notice CRTC 2002-4) on related matters.

Amendments to the Affiliate rule

        Following a complaint by Vidéotron Télécom, the CRTC revised the affiliate rule and imposed regulatory safeguards with respect to (a) incumbent affiliates, (b) bundling by Bell Canada and related matters, and (c) conditions on access to all ILEC-tariffed services by ILEC affiliates who are not Canadian carriers and who are under common control with such ILEC. In order to prohibit an ILEC from using an affiliate to evade regulatory rules designed to promote competition, the provision of telecommunications services by a non-regulated ILEC affiliate (rather than the ILEC itself) must be approved by the CRTC. The rates, terms and conditions of service provided by the non-regulated ILEC affiliate must be identical to the rates, terms and conditions which would apply if the telecommunications services in question were provided to the public by the ILEC itself.

Local Interconnection Regime

        In a proceeding initiated by Public Notice CRTC 2001-126, the CRTC has reviewed the existing rules regarding trunking arrangements and point of interconnection (POI). In lieu of requiring one POI per exchange and separate trunk groups for a variety of types of traffic, the CRTC is assessing if it may be desirable to establish rules that would require fewer POIs and permit alternative trunking arrangements to reduce the number of trunk groups required.

Contribution regime reform

        When long-distance competition was established in Canada, the CRTC established a requirement for the payment of a subsidy or "contribution" by interexchange carriers and resellers to ILECs for the maintenance of affordable local telephone service. In 2000, the CRTC replaced the per minute contribution regime with a revenue-based mechanism under which companies contribute a percentage of their eligible revenues. The revenue-based contribution mechanism was implemented as of January 1, 2001, using an interim 2001 revenue percentage charge of 4.5%. The contribution applies to virtually all telecommunications service providers, although an exemption is provided for service providers with less than $10 million in gross Canadian telecommunications services revenues, intercarrier payments and revenues from certain services (such as retail Internet access services). For both 2002 and 2003, the revenue percentage charge is 1.3%.

Canadian Broadcast Programming (Television Station)

Programming of Canadian Content

        CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to regulatory requirements that, over the broadcast year and over any six-month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18-hour period between 6:00 a.m. and 1:00 a.m. the following day) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, not less than 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in their conditions of license.

        On September 1, 2000, the CRTC introduced a new policy regarding Canadian television. While the overall Canadian content requirements remain the same, under the new policy, broadcasters are required to broadcast a minimum of eight hours per week of priority programming during prime time, from 7:00 p.m. to 11:00 p.m. To permit greater flexibility in meeting these requirements, the definitions of priority programs and prime time have been expanded. Priority programming now includes Canadian-produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming. However, quantitative commitments and fixed spending requirements have been eliminated. In addition, the CRTC has eliminated general fixed spending requirements and has invited television broadcasting companies to request the removal of any spending requirements pertaining to specific Canadian programming categories embodied in the conditions of their respective licenses.

Advertising

        The CRTC also regulates the quantity and content of television advertising. A television licensee shall not broadcast more than 12 minutes of advertising during any hour subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. Advertising content is regulated by various federal and provincial statutes and regulations, as well as by standards in the Canadian television broadcasting industry.

Canadian Publishing

        Federal or provincial law does not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than a "Canadian issue of a Canadian newspaper". For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company, must be at least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All of our newspapers qualify as "Canadian issues of Canadian newspapers" and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes. The Foreign Publishers Advertising Services Act (Canada) prohibits "foreign publishers" of periodicals other than newspapers from supplying advertising services directed at the Canadian market to Canadian advertisers. As we are not a "foreign publisher", our magazines are not subject to such prohibition.

ORGANIZATIONAL STRUCTURE

        The following chart illustrates the relationship among Quebecor Media and its significant subsidiaries as of March 1, 2003, all of which were incorporated or organized in Canada or in various Canadian provinces. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries. Where applicable, the number on the left indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the right indicates the percentage of voting rights held.

QUEBECOR MEDIA INC.
(Quebec)
Cable Operations
Vidéotron ltée
(Quebec)
CF Cable TV Inc.
(Canada)
Videotron (Regional) Ltd.
(Canada)
Newspaper Publishing
Sun Media Corporation
(British Columbia)
Bowes Publishers Limited
(British Columbia)
Sun Media (Toronto) Corporation
(British Columbia)
Broadcasting
36.1% / 99.9%
TVA Group Inc.
(Quebec)
Business Telecommunications
100% / 66.7%
Vidéotron Télécom ltée
(Québec)
Leisure and Entertainment
Le SuperClub Vidéotron ltée
(Quebec)
Archambault Group Inc.
(Canada)
94.5% / 94.5%
New Media
75.2% / 97.6%
Netgraphe Inc.
(Canada)
57.3% / 57.3%
Nurun Inc.
(Canada)
66.7% / 81.0%
Mindready Solutions Inc.
(Canada)

        This chart is a simplification of our corporate structure and omits certain of our subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

        Our corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4.

        We own several buildings in Montréal, the largest one being located in Montréal at 405 Ogilvy Avenue (with 297,000 square feet). Our main back-up headend facilities are located in Montréal (with 27,000 square feet). We also own or lease a significant number of smaller locations for signal reception sites, customer service and business offices.

        Our newspapers' properties are owned by Sun Media. Sun Media's principal business office is located at 333 King Street East, Toronto, Ontario. Our community newspapers operate from 137 owned and leased locations with building space totaling approximately 807,000 square feet located in the communities in which they serve.

The following list sets forth certain information relating to Sun Media's main plants and other buildings of its eight urban dailies.

Address	Use of Property	Floor Space (sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant -The Toronto Sun	251,900
London, Ontario 369 York Street	Operations building, including printing plant -The London Free Press	150,100
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant -Le Journal de Montréal	162,000
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant -The Calgary Sun	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant -Le Journal de Québec	73,900
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant -The Winnipeg Sun	63,400
Edmonton, Alberta 9300-47 Street	Printing plant -The Edmonton Sun	54,200
Edmonton, Alberta 4990-92 Avenue	Operations building (leased until Dec. 2003) -The Edmonton Sun	45,200
Ottawa, Ontario 380 Hunt Club Road	Operations building (leased until Oct. 2003) -The Ottawa Sun	22,000
Gloucester, Ontario 4080 Belgreen Drive	Printing plant -The Ottawa Sun	22,600

        Our television broadcasting operations are mainly carried out in Montréal in four buildings owned by us which represent a total of approximately 560,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publishing and TVA Films.

        We generally lease space for the business offices and retail outlets for the operation of our Leisure and Entertainment segment. Business offices for our New Media operations are also primarily leased.

        Our credit facilities and those of our subsidiaries are generally secured by charges over all of our assets or those of our subsidiaries, as the case may be. Please see the description of our debt instruments under "Item 10 — Additional Information — Material Contracts" of this annual report.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CORPORATE STRUCTURE

        Quebecor Media is a subsidiary of Quebecor Inc. incorporated under Part 1A of the Companies Act (Québec) in August 2000, engaged in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications and New Media Services (including Web Integration/Technology and Internet/Portals) business segments. We are aggressively developing a convergence strategy to capture synergies among all of the Company's media properties.

        In May 2002, following the sale of Publicor by Quebecor Media to TVA, all of our magazines were brought together under TVA Publishing, solidifying TVA Publishing's leading position among Québec magazine publishers. Then, in September 2002, a new company formed by TVA and Radio Nord Communications inc. entered into an agreement to acquire the Radiomédia chain of radio stations and CFOM-FM from Astral Media. The agreement is conditional upon CRTC approval.

        In October 2000, Quebecor Inc. transferred all the shares of its wholly owned subsidiary QCI to the Company. At the time of the transfer, the assets of QCI included interests of 70% in Sun Media, 57.2% in Nurun, all of the assets of the CANOE network and all of the assets of the Leisure and Entertainment segment. The transfer was accounted for using the continuity of interest method. Therefore, the book value of the subsidiary's net assets was used at the time of the transfer. The figures provided in our consolidated financial statements for purposes of comparison present the results of operations and cash flow of QCI from January 2000 to the time of the transfer.

        Before the transfer of the shares of QCI to the Company, we transferred our interest in our wholly owned broadcasting subsidiary, TQS Inc., to Quebecor Inc. Following the sale of TQS Inc. to Quebecor Inc., our financial statements excluded TQS Inc.'s results as of the date of the transfer to Quebecor Inc.

        Also, in October 2000, Quebecor Inc. and Capital CDPQ, a subsidiary of the Caisse de dépôt et placement du Québec, made cash injections of $0.9 billion and $2.8 billion, respectively, in consideration of shares of Quebecor Media. This capital, combined with new bank credit facilities, enabled us to acquire all of the outstanding shares of Groupe Vidéotron for a total consideration of $5.3 billion.

        Final acquisition of control over Groupe Vidéotron's cable television and broadcasting subsidiaries was subject to approval by the CRTC. In May 2001, the CRTC approved the transfer of control over the cable television subsidiaries. In September 2001, all of the conditions established by the CRTC for the transfer of control over TVA (pursuant to the CRTC approval granted in July 2001) were satisfied. In accordance with Canadian GAAP and U.S. GAAP, the results of the Cable Television segment and of TVA have been included in our consolidated results since May 2001 and September 2001, respectively. The investments in these subsidiaries were accounted for on an equity basis from the date of the acquisition of Groupe Vidéotron in October, 2000. Our consolidated financial statements for 2001, therefore, report the operating results and cash flow of the Cable Television segment from May 2001 to December 2001 and the operating results and cash flow of TVA from September 2001 to December 2001.

        At the time of the acquisition of Groupe Vidéotron, management's intention was to divest itself of Vidéotron Télécom, a subsidiary of Groupe Vidéotron that provides high-speed telecommunications services to other carriers and large businesses. As a result of the uncertain business environment in the telecommunications industry, we were unable to close the sale of Vidéotron Télécom on favorable terms. We, therefore, decided to retain Vidéotron Télécom and develop its full potential. Vidéotron Télécom's operating results have therefore been included in our consolidated financial statements since November 2001.

        Quebecor Media's share in the earnings of some subsidiaries has varied over the past three years. Our share in the earnings of Sun Media, which was acquired in 1999, increased to 100% following the buyout of the 30% interest held by minority shareholders of Sun Media in June 2001. Our share in the earnings of Netgraphe Inc., which was acquired in 2000 as part of the acquisition of Groupe Vidéotron, increased from 39.8% to 75.2% as a result of the sale of CANOE's assets in exchange for the stock of Netgraphe Inc. in March 2001. Our share in the earnings of TVA increased from 35.5% as at December 31, 2001 to 36.1% as at December 31, 2002, as a result of the repurchase of shares for cancellation by the subsidiary.

        We exercise direct and indirect controlling interests in four public companies. As of December 31, 2002, Quebecor Media held, directly or indirectly, 57.26%, 99.91%, 97.61% and 80.95% of the voting rights of Nurun, TVA, Netgraphe Inc. and Mindready, respectively.

Subsequent Events

        After the end of the 2002 financial year, Quebecor Inc. contributed $216.1 million to the share capital of Quebecor Media in exchange for 216,145,684 Cumulative First Preferred Shares, Series B, of Quebecor Media, enabling us to reduce our $429 million term loan, which is due in April 2003, by the same amount. See "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders." Quebecor Inc. will make an additional contribution of $19.0 million prior to the April 2003 payment date.

        On February 7, 2003, Sun Media closed a private placement of 7 5/8% Senior Notes for a net amount of US$201.5 million and contracted new bank credit facilities totaling $425 million. The proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down in full all Sun Media loans and to pay a

$260 million dividend to Quebecor Media, of which $150 million will be used to reduce the long-term debt of Vidéotron ltée. This payment on Vidéotron's debt will be in addition to debt reductions totalling $168 million made by Vidéotron in 2002.

        After the financial operations carried out in 2002 and the beginning of 2003, we have reduced our debt by a total of nearly $430 million, using our cash flow and the injection of capital by our parent company.

OPERATING RESULTS

        Operating income means earnings before amortization charges, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains on sale of businesses and other assets and gains on dilution from issuance of capital stock by subsidiaries, and income taxes. Special charges include mark-to-market of investments, a write down of property, as well as non-monetary compensation charges. Equity income (or loss) from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income is used by the Company because management believes it is a meaningful measure of performance. Operating income is commonly used in the sectors in which the Company is engaged and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. The Company's definition of operating income may not be identical to similarly titled measures reported by other companies.

YEAR ENDED 2002 COMPARED TO YEAR ENDED 2001

        The Company's revenues amounted to $2.27 billion during the 2002 financial year, compared with $1.84 billion in 2001, an increase of $433.5 million. The increase stems from the inclusion of the results of the Cable Television segment and of TVA following the transfer of control in 2001, the inclusion of the Business Telecommunications segment in the consolidated results since November 2001, and higher revenues in the Newspapers segment, particularly from advertising. These factors were partially offset by lower business volume in the New Media Services segment, particularly in Web Integration/Technology.

        We generated operating income of $604.9 million during the 2002 financial year, compared with $408.9 million in 2001. The $196.0 million increase was mainly due to the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments for the full 12 months of 2002, combined with significantly improved operating results in the Newspapers and New Media Services segments (including Web Integration/Technology and Internet/Portals). Lower newsprint prices and effective cost-containment measures introduced in 2001 and continued in 2002 contributed to these improvements.

        We recorded a net loss of $213.9 million in 2002, compared with $444.2 million in 2001. In accordance with new accounting rules, the Company did not record any amortization of goodwill in 2002. Excluding goodwill amortization, net of non-controlling interest, the net loss would have been $275.7 million in 2001.

        Amortization charges increased by $81.2 million in 2002 to $245.5 million. Financial expenses increased by $34.6 million from $287.8 in 2001 to $322.4 million in 2002. The higher amortization charges and financial expenses mainly reflect the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments, including in the latter case interest on redeemable preferred shares, which rose from $3.4 million in 2001 to $21.6 million in 2002. The higher financial expenses also reflect our issuance in July 2001 of Senior Notes and Senior Discount Notes for a net amount of US$850 million, the proceeds from which were used to repay loans bearing lower interest. The increases in financial expenses were, however, offset by the impact of lower interest rates and reduced debt levels.

        Reserves for the restructuring of operations and special charges totalled $39.3 million in 2002, compared with $152.1 million in 2001.

        In 2002, we recorded reserves for restructuring in the Newspapers ($2.2 million), Broadcasting ($3.0 million), Business Telecommunications ($1.3 million), Web Integration/Technology ($5.6 million) and Internet/Portals ($1.5 million) segments. Reserves for restructuring and other charges in the amount of $2.3 million incurred during the 2000 and 2001 financial years were reversed in the Web Integration/Technology and Internet/Portals segments. We also recorded special charges of $13.3 million and $9.0 million in 2002 for the mark-to-market of temporary investments and a write-down of a property, respectively. Finally, the Web Integration/Technology segment recorded a non-monetary compensation charge of $5.7 million in connection with shares subject to escrow agreements with shareholders/sellers of certain acquired businesses.

        In 2001, we recorded a special charge of $99.8 million for the mark-to-market of temporary investments. Restructuring reserves were recorded in the Newspapers ($17.8 million), Web Integration/Technology ($3.7 million) and Internet/Portals ($5.4 million) segments. The Web Integration/Technology segment also recorded a non-monetary compensation charge of $25.4 million.

        In 2002, the Company adopted the new recommendations in Section 3062 of the Canadian Institute of Chartered Accountants (CICA) Handbook concerning goodwill. The Company recorded a $187.0 million charge for the goodwill impairment loss in the Cable Television ($68.0 million), Business Telecommunications ($107.6 million), Web Integration/Technology ($8.9 million) and Internet/Portals ($2.5 million) segments.

        In 2001, in view of the slowdown in the Internet/Portals and Web Integration/Technology segments, we recorded a write-down of goodwill for those segments in the amounts of $118.4 million and $28.5 million respectively. The write-downs were based on an analysis of undiscounted future cash flow and reflected management's best estimates and hypotheses. The amounts were calculated in accordance with the accounting standards in effect up to December 31, 2001.

        We realized a gain on the sale of businesses of $3.6 million in 2002, compared with a gain on dilution of $1.5 million as a result of a stock issue by a subsidiary in 2001.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

        We are subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun, 3662527 Canada Inc. (parent company of Vidéotron Télécom Ltd.) and its subsidiary Vidéotron Télécom Ltd. as "Unrestricted Subsidiaries." Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES AND THE COMPANY

        In 2002, we and our restricted subsidiaries posted revenues of $2.11 billion, compared with $1.68 billion in 2001, and operating income of $590.9 million, compared with $441.6 million in the previous year.

Cable Television

        Vidéotron, a wholly owned subsidiary of the Company, is the largest cable operator in Québec and the third-largest in Canada. Its state-of-the-art network extends to 2.3 million homes and serves approximately 1.4 million subscribers, including over 171,000 subscribers to its iLLICO digital television service. Vidéotron is also engaged in interactive multimedia development and Internet service provider services; 350,000 customers subscribe to its dial-up and high-speed cable modem Internet access services.

        As noted above, Vidéotron's results have been included in the Cable Television segment's results since May 2001. In 2002, Vidéotron generated revenues of $715.6 million and operating income of $262.7 million. On a comparable basis, the 2001 figures were $709.6 million and $271.9 million, respectively.

        Revenues grew by $6.0 million, or 0.8%, in 2002. Despite aggressive competition from satellite television services and the problems caused by the labor conflict between Vidéotron and its unionized employees, Vidéotron had 57,000 new customers subscribe for its iLLICO digital television service and lost 136,000 subscribers to its analog cable television service, for a net loss of 79,000 customers. At the same time, Vidéotron gained 77,000 new customers for its high-speed cable Internet access service, which now serves 306,000 subscribers. The $35.9 million increase in revenues from high-speed cable Internet access services, which generates higher ARPU (average rate per unit), more than made up for the net loss in revenues from cable television services. The higher revenues also offset the $3.0 million in credits granted to subscribers during the labor dispute, the decrease in installation revenues and the decline in revenues from Videoway, Telemax and pay-per-view.

        Operating income decreased by $9.2 million, or 3.4%, in 2002, on a comparable basis. The impact on operating income of the net loss of cable television customers, combined with the lower profit margin, due primarily to the migration of customers from analog to digital services, was fully offset by the subscription by new customers for Internet access services, which generate higher profit margins. At the same time, efficiencies of more than $20.0 million yielded by the cost rationalization program implemented since the acquisition by the Company and an $8.3 million refund of property taxes paid on the network in previous years, which was received in 2002, were not enough to offset the additional costs incurred during the financial year. These included charges of $18.5 million related to the maintenance of operations during the labor dispute, the impact of reduced capitalization of certain operating expenses following completion of the network modernization program, and the costs of improving customer service.

        The 2002 financial year was marked by the labor dispute between Vidéotron and its unionized employees, which began on May 8, 2002. Operating conditions became more difficult and the labor dispute resulted in certain inconveniences for our subscribers. Vidéotron also stepped up efforts to develop its customer base for value-added services and continued expanding its product line. Vidéotron enhanced its iLLICO digital television service by launching the new i GAMES portal, introduced EXTRÊME, a new ultra-high-speed Internet package, and made five additional French-language European channels available to iLLICO subscribers. To make its iLLICO service still more attractive, Vidéotron added to its product line a Personal Video Recorder (PVR) capable of storing up to 50 hours of programming on its hard disk. In addition, starting in winter 2003,

Vidéotron will begin to introduce Video on Demand, a technological innovation exclusive to iLLICO that makes over 400 films available at all times, with the same viewing options as a VCR or DVD player.

Newspapers

        In the Newspapers segment, Sun Media is Canada's largest national chain of tabloids and community newspapers. It publishes metropolitan dailies in eight of the country's 11 largest markets, as well as 175 weekly newspapers and shopping guides and 18 other specialty publications across Canada and in Florida.

        The Newspapers segment's revenues amounted to $853.6 million in 2002, compared with $838.1 million in 2001, an increase of $15.5 million or 1.8%. Increases of 4.0% and 2.1% in advertising and circulation revenues, respectively, were partially offset by decreased printing revenues. Six of the group's eight metropolitan dailies increased their revenues.

        Operating income grew to $222.3 million in 2002, an increase of $21.5 million or 10.7%. The Newspapers segment's operating margin was 26.0% in 2002, compared with 24.0% in 2001. The increase in operating income was mainly due to lower newsprint prices, effective cost containment measures introduced in 2001 and continued in 2002, and to higher revenues. These factors were, however, partially offset by the Company management fees in the amount of $5.1 million, an increase in payroll due to normal adjustments in hourly rates, higher fringe benefits and pension costs, and wages related to new publications. Investments in distribution operations also contributed to the increase in costs.

        The metropolitan dailies made a particularly significant contribution to the improved profitability, with a 19.6% increase in operating income, while the community newspapers posted a 10.2% increase in operating income. All the metropolitan dailies improved their profitability, with increases of 8.4% in the Eastern Group, 22.9% at The Toronto Sun, 23.3% at The London Free Press and 30.1% in the Western Group. Le Journal de Montréal remains the segment's flagship publication with the highest revenues and operating margin of all of Sun Media's metropolitan dailies. It is noteworthy that, in a fiercely competitive market, Québec community newspapers increased their revenues by 11.1% and their profitability by 19.9% in 2002.

        In 2002, Sun Media renegotiated its newsprint supply contracts with its suppliers in order to extend their duration and obtain greater volume discounts.

        The Newspapers segment plans to carry out a computer-to-plate project for six of its metropolitan dailies during the 2003 financial year. The $6.3 million investment is expected to yield annual savings of $2.6 million.

Broadcasting

        TVA is Québec's largest television broadcaster with a market share of more than 35%; its network of 10 stations consists of six owned and four affiliate stations. It is engaged in publishing through subsidiary TVA Publishing inc., which dominates the French-language news-stand magazine market in Québec, in merchandising and in infomercials. TVA also holds interests in analog specialty channels such as Le Canal Nouvelles (LCN).

        As noted above, TVA's results have been included in the Broadcasting segment since September 2001. In 2002, TVA generated revenues of $323.4 million and operating income of $78.9 million. In 2001, the figures were $322.3 million and $70.6 million, respectively, on a comparable basis.

        Increased broadcasting and publishing revenues almost entirely offset the decrease in production and international distribution operations resulting from the reorganization carried out in 2001.

        In broadcasting operations, the general interest channels' advertising revenues increased by $8.4 million in 2002 and the English-language specialty channels, which have been on the air since January 2002, recorded revenues of $2.0 million. The increase in publishing revenues was primarily due to the acquisition of Publicor by TVA Publishing in the second quarter of 2002.

        The growth in operating income in 2002 stemmed from, among other things, the higher revenues, the increased profitability of TVA's broadcasting operations as a result of lower operating costs and the addition of Publicor's results to the Broadcasting segment's consolidated figures.

        Two important events occurred at TVA during the 2002 financial year.

        First, as noted above, in May 2002, TVA acquired Publicor, the publisher of popular magazines such as Les idées de ma maison, Décoration chez-soi, Rénovation-Bricolage, Filles d'aujourd'hui, Clin d'oeil, Femmes Plus and a host of special editions and seasonal publications, from the Company. The celebrity news weekly Échos-Vedettes, a Québec institution since 1963, was also included in the transaction. Combining Publicor with TVA Publishing has solidified TVA Publishing's position as the number one magazine publisher in Québec.

        Then, in September 2002, a new company formed by TVA (60%) and Radio Nord Communications inc. (40%) entered into an agreement to acquire the Radiomédia AM radio stations and CFOM-FM from Astral Media Inc. The agreement is conditional upon CRTC approval. For Quebecor Media and TVA, the acquisition is a first foray into radio. It will add further depth to Quebecor's multimedia offering to advertisers and enhance the quality and strength of Radiomédia's Québec-wide chain of information radio stations.

        The BBM ratings for fall 2002, released at the beginning of 2003, again confirmed TVA's dominant position among Québec general interest television networks. TVA's network has a 36% market share in the Québec market as a whole was, once again, greater than that of its two main rivals, SRC (17%) and Réseau TQS (14%), combined. Eight of the top ten shows aired on TVA. Among specialty channels, LCN also performed strongly, achieving a substantial increase in viewing hours.

Leisure and Entertainment

        The Company's operations in the Leisure and Entertainment segment consist primarily of distribution of music and retailing of books, magazines and music (Archambault Group Inc.); rentals and sales of video cassettes and DVDs (Le SuperClub Vidéotron chain of video stores); and book publishing (ten associated publishing houses) and distribution (Québec-Livres).

        In 2002, the segment's revenues totalled $244.5 million, compared with $260.1 million in the previous year. The $15.6 million decrease resulted mainly from the transfer of Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment in May 2002, which is described above under Broadcasting.

        Operating income remained virtually unchanged, increasing from $28.8 million to $29.0 million. The significant improvement in the profitability of music and book publishing segments made up for the loss of income resulting from the transfer of the Publicor magazines. It should be noted that revenues and operating income for the previous year included the results of St. Remy Média Inc., which was sold at the end of 2001.

        In the Music segment, Archambault Group Inc.'s revenues rose by $7.9 million and its operating income by 28.0% in 2002. Its retail sales increased significantly, particularly sales of CDs, books, musical instruments and pianos, magazines and sheet music. It also recorded higher distribution revenues as a result of a number of successful releases distributed by Distribution Select, particularly toward the end of 2002. On the whole, Archambault Group Inc. succeeded in improving its profitability as a result of increased revenues, stringent control over operating expenses and the reorganization of its distribution operations. In October 2002, Archambault Group Inc. opened its twelfth superstore in the Complexe Les Ailes shopping centre in downtown Montréal and, in December 2002, Archambault Group Inc. relocated and expanded its store in Trois-Riviéres, Québec.

        Sales at the Le SuperClub Vidéotron chain increased by $1.7 million in 2002 and operating income remained stable. Revenues from sales of Vidéotron products, including broadcasting and Internet access services, almost tripled during the year. Higher revenues from fees and from sales of new and pre-viewed videos and DVDs made up for the decrease in rental revenues.

        Not counting St. Remy Média's 2001 results, the Books segment increased its revenues by $3.8 million and its operating income by 74.4% in 2002. Stronger sales of school books and successful new releases contributed to the improved results.

        During the year, Éditions Quebecor Média reorganized its publishers of general literature, bringing them under one roof and a single management structure. The goal was to increase the commercial strength of the largest group of publishing houses in Québec. In November 2002, the Company sold its 80% interest in legal publisher Wilson & Lafleur to the Wilson family, which founded the company. The Company was a partner in the development of this major Québec publishing house for 17 years.

UNRESTRICTED SUBSIDIARIES

        In 2002, the Unrestricted Subsidiaries recorded revenues of $196.7 million, compared with $170.7 million during 2001. Operating income amounted to $14.0 million, compared with an operating loss of $32.8 million during 2001.

Business Telecommunications

        Vidéotron Telecom Ltd. is a business telecommunications leader with a 10,000-km network that reaches more than 80% of businesses located in the metropolitan areas of Québec and Ontario. Vidéotron Télécom's extensive network supports direct connectivity with networks in Ontario, eastern Québec, the Maritimes and the United States. Through partnerships, Vidéotron Télécom can serve its customers around the world.

        As noted above, Vidéotron Télécom's operating results have been included in Quebecor Media's consolidated results since November 2001. Vidéotron Télécom's revenues were $91.9 million in 2002, versus $96.7 million in 2001, on a comparable basis. The decrease in revenues from point-to-point telecommunications and the impact on revenues of the discontinuation of certain operations in 2001 were not entirely offset by the contribution of businesses acquired in 2002 and higher revenues from Internet communications.

        Operating income amounted to $27.3 million in 2002, compared with $23.4 million in the previous year, an increase of $3.9 million or 16.6%. The improvement in profitability was mainly due to the considerable reduction in labor costs and higher profit margins, which outweighed costs caused by vandalism against Vidéotron Télécom's network during the labor dispute at Vidéotron.

        In April 2002, Vidéotron Télécom acquired most of the strategic assets of Toronto-based Stream Intelligent Networks. The transaction increased Vidéotron Télécom's penetration in the Montréal-Ottawa-Toronto triangle, the country's largest business telecommunications market. Then, in December 2002, Vidéotron Télécom expanded its coverage by acquiring two fiber-optic routes stretching a total of 1,200 km across southern Ontario and into the United States. The two transactions demonstrate Vidéotron Télécom's commitment to expansion in the Ontario marketplace.

New Media Services

        The Company's New Media Services segment include the following two operations:

Web Integration/Technology

        The Web Integration/Technology segment includes Nurun, which is engaged in Web, intranet, extranet and B2C e-commerce development, e-marketing and customer relationship management (CRM) strategies, and interactive television concepts and operations, and Nurun's subsidiary, Mindready, which is a leading supplier of test engineering systems, automation systems and embedded systems.

        The Web Integration/Technology segment posted revenues of $79.8 million in 2002, compared with $129.1 million in 2001. The $34.9 million decrease in the revenues of Mindready, which resulted from slumping demand from telecommunications companies (which account for 90% of Mindready's business), accounted for a majority of the decrease. Sales generated by Nurun's e-Business Services segment declined by $14.4 million due to a decrease in business at all offices and the discontinuance of some operations that no longer fit into Nurun's long-term development plans, including the sale of Flow Systems Corporation and the closing of Nurun's office in Chile.

        Operating losses amounted to $10.7 million, compared with $15.4 million in 2001. The lower operating loss in 2002 was mainly due to the recording of special charges related to the restructuring of operations in 2001 under operating expenses, and lower operating expenses and improved profit margins in 2002, which more than made up for the decrease in revenues.

        Therefore, despite an exceedingly difficult business environment for Web-related service companies, Nurun's e-Business Services segment generated operating income in each of the last three quarters of 2002. It did so by practicing careful management and concentrating on its core mission of offering Web services and relational marketing solutions to major world-wide brands. At the same time, Nurun continued energetically marketing its services to public and parapublic organizations. In November 2002, Nurun signed a contract worth nearly $3 million with the Québec Pension Plan, a large Québec government agency, to develop Web-based transactional services.

        Mindready reduced its staff in Europe and North America under the restructuring plan developed in 2002. Mindready made an effort to diversify its customer base and its vertical markets. As of the end of 2002, 43% of its revenues derived from sources such as aerospace (24%), automobiles (8%), industry and medical services (11%), all expanding markets where the engineering solutions provided by Mindready are in demand.

Internet/Portals

        In the Internet/Portals segment, Netgraphe Inc. operates the CANOE network of sites, which consists of the Canoe.ca and Canoe.qc.ca general interest portals, the Toile du Québec (toile.com) indexing and search engine, the Webfin.com and megagiciel.com sites as well as specialty sites relating to employment (Jobboom.com), personals (matchcontact.com) and automobiles (Autonet.ca). In addition, the network includes the largest source for classified ads in Canada, ClassifiedExtra.ca, and a virtual store, Shop.canoe.ca.

        The Internet/Portals segment's revenues were virtually unchanged at $26.8 million in 2002, compared with $27.4 million in 2001. The world wide decline in revenues from advertising banners on general interest portals in 2002 was, therefore, offset by the significant increase in revenues from the specialty sites Jobboom.com, MatchContact.com and Autonet.ca.

        However, the most notable event of 2002 in the segment was the sharp reduction in operating losses from $21.5 million in 2001 to $2.6 million in 2002, an $18.9 million improvement. This performance reflects the success of the multi-stage restructuring process which was launched in 2001 and continued during the 2002 financial year. Lower payroll and advertising/promotion expenses combined with increased revenues from specialty sites, contributed to the improvements.

        The Internet/Portals segment reached the breakeven point, in terms of operating income, during the last two quarters of 2002. The turnaround in Netgraphe Inc.'s financial performance was due to the factors noted above. During the 2002 financial year, Netgraphe Inc. carried out a reorganization of its properties. Its general interest portals Canoe.ca and Canoe.qa.ca were converted into virtual gateways to the Company's properties. The refocusing of Netgraphe Inc.'s operations necessitated a reserve for restructuring of $1.5 million and is expected to yield annual savings of over $7 million.

        In July 2002, Netgraphe Inc. announced a financing agreement in the amount of $6.0 million, relating to the issuance by Netgraphe Inc. of 8% convertible Senior Debentures to Quebecor Media and 9085-3011 Québec inc. (formerly InfiniT inc.). The purpose of the arrangement was to improve Netgraphe Inc.'s financial condition and enable it to pursue its development.

        In the third quarter of 2002, Netgraphe Inc. announced the sale of its Micanoa.com portal to Grupo Vertice, a Spanish information and training firm. The sale was part of Netgraphe Inc.'s strategy of concentrating on the development of its network of sites in Québec and the rest of Canada.

        Throughout the financial year, Netgraphe Inc. continued to work on maximizing opportunities for convergence with other Quebecor Media companies, particularly Sun Media and TVA.

Financial Expenses

        Financial expenses rose from $287.8 million to $322.4 million in 2002. The $34.6 million increase was due primarily to the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments for the full year, including, in the latter case, interest on redeemable preferred shares, which increased from $3.4 million in 2001 to $21.6 million in 2002. The increase in financial expenses was also due to the issuance in July 2001 by the Company of Senior Notes and Senior Discount Notes in the net amount of US$850 million, the proceeds from which were used to repay loans bearing lower interest. These factors were, however, partially offset by the impact of lower interest rates on the floating-rate portion of the debt, lower debt levels and the restatement of 2001 financial expenses as a result of the retroactive application of the new accounting policy concerning foreign currency translation.

YEAR ENDED 2001 COMPARED TO YEAR ENDED 2000

        During the 2001 financial year, the Company and its subsidiaries carried out a series of initiatives to improve their financial condition and pay down the bank credits contracted at the time of acquisition of Groupe Vidéotron.

        On June 21, 2001, the Company reached agreement with the minority shareholders of Sun Media to acquire their 30% minority interests. To do so, Quebecor Inc. and Capital CDPQ made an injection of capital in the aggregate amount of $375 million into the Company. Following the transaction, Sun Media became a wholly owned subsidiary of the Company.

        On June 29, 2001, the Company contracted a $430 million bridge loan with a term of 21 months. On July 5, 2001, Vidéotron closed a term credit in the amount of US$264 million; a portion of the proceeds was distributed to Quebecor Media in order to pay down part of its debt.

        Then, on July 6, 2001, the final stage of the refinancing plan was completed when the Company closed a private placement, denominated in US dollars, coming due in 2011. The net proceeds of US$850 million were applied to the repayment of Quebecor Media's debt.

        Quebecor Media recorded revenues of $1.84 billion in the 2001 financial year, compared with $1.24 billion in 2000. The Company generated operating income of $408.9 million in 2001, compared with $195.8 million in 2000. The increase in revenues and operating income was primarily due to the consolidation of the results of the subsidiaries acquired in the acquisition of Groupe Vidéotron.

        The Company posted a net loss of $444.2 million in 2001, compared with $193.0 million in 2000. The 2001 results were affected by an increase in amortization expenses, including amortization of goodwill (a difference of $214.6 million), and in financial expenses (an increase of $191.3 million), mainly as a result of the acquisition of Groupe Vidéotron. Reserves for restructuring and special charges increased ($45.5 million), as did write-downs of goodwill ($20.1 million).

        The Cable Television segment contributed $476.5 million to revenues and $183.2 million to operating income from May to December 2001. On a comparable basis, Vidéotron's revenues increased by $50.6 million or 7.7% in 2001 from the 2000 figure of $659.0 million. Operating income, which was $234.9 million in 2000, rose by $37.0 million, or 15.8%, mainly as a result of the growing customer base for the high-speed Internet access service.

        The Newspapers segment generated revenues of $838.1 million in 2001. The 1.4% decrease from the $850.1 million figure reported in 2000 was mainly due to a 6% decline in circulation revenues. The segment's operating income decreased by 2.2% to $200.8 million in 2001, primarily as a result of higher newsprint prices in the first three quarters of 2001, which were largely offset by the positive impact of restructuring programs.

        The Broadcasting segment's revenues were $114.7 million in 2001, compared with $39.4 million in the 2000 financial year. The growth mainly reflects the addition of TVA's results for the months of September through December 2001. The segment's operating income amounted to $28.7 million in 2001, compared with an operating loss of $4.5 million in 2000.

        In the Leisure and Entertainment segment, revenues increased by 15.4% to $260.1 million in 2001. Operating income grew 61.1% to $28.8 million in 2001, compared with $17.9 million in 2000. The increases stemmed mainly from the inclusion of the results of Le SuperClub Vidéotron as of October 2000, following the acquisition of Groupe Vidéotron. The increase in operating income was also due to improved profitability in the Magazines and Music segments.

        Vidéotron Télécom's revenues, which were included in the Company's consolidated financial statements as of November 2001, amounted to $14.6 million in 2001, while operating income was $4.1 million. On a comparable basis, Vidéotron Télécom's revenues increased 17% to a total of $96.7 million in 2001. Its operating income quintupled, increasing from $4.5 million in 2000 to $23.4 million in 2001. The improvement in operating income was due to stringent control of expenses and the successful recovery plan adopted by Vidéotron Télécom in 2001.

        The Web Integration/Technology segment generated revenues of $129.1 million in 2001, compared to the $127.5 million figure reported in 2000. It recorded an operating loss of $15.4 million in 2001, compared with a small operating income of $146,000 in 2000. The results reflected difficult market conditions in the e-Business segment and decreased operating income at Mindready.

        The revenues of the Internet/Portals segment were $27.4 million in 2001, compared with $11.6 million in 2000. The increase mainly resulted from the inclusion of the results of Netgraphe Inc., a subsidiary of Groupe Vidéotron, in the Company's results for the full year in 2001. The operating loss was $21.5 million, compared with $21.7 million in 2000. On March 6, 2001, Netgraphe Inc. and the Company announced the closing of a consolidation agreement under which CANOE's assets were sold to Netgraphe Inc. in consideration for Netgraphe Inc. stock.

        The increase in financial expenses in 2001, compared with 2000, was due to higher debt levels as a result of the acquisition of Groupe Vidéotron by Quebecor Media on October 23, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        Operations generated cash flow of $401.2 million in 2002, compared with $281.8 million in 2001. The difference of $119.4 million was caused primarily by the inclusion of the cash flow of the Cable Television, Broadcasting and Business Telecommunications segments for the full year in 2002, combined with the significant improvement in the operating results of the Newspapers, Web Integration/Technology and Internet/Portals segments. These increases were partially offset by a net change in non-cash balances related to operations, which decreased by $78.4 million in 2002 compared with 2001, as a result of decreased investment in working capital in 2001.

        Operations generated negative cash flow of $26.1 million in 2000. The $307.9 million difference in cash flow compared to 2001 resulted mainly from the additional contribution from subsidiaries acquired as part of the acquisition of Group Vidéotron and from lower working capital requirements.

        Operating working capital was negative by $478.8 million at December 31, 2002, compared with a positive amount of $52.8 million at December 31, 2001. The decrease in working capital was mainly due to the recording of a $429.0 million term loan maturing in April 2003 under short-term debt and a $141.1 million increase in the short-term portion of the long-term debt of Vidéotron, Sun Media and their subsidiaries.

Financing Activities

        In 2002, Quebecor Media's long-term consolidated debt and bank debt decreased by $213.7 million. Vidéotron and Sun Media accounted for most of the decrease, with reductions of $168.0 million and $39.4 million, respectively.

        Immediately after the end of the 2002 financial year, Quebecor Inc. contributed $216.1 million to the share capital of Quebecor Media, which enabled Quebecor Media to repay the same amount of a $429.0 million term loan coming due in April 2003. Including the reduction in the term loan, the Company decreased its debt by a total of nearly $430 million.

        On February 7, 2003, Sun Media closed a private placement of Senior Notes maturing in 2013 and bearing interest at 7 5/8%, for a net amount of US$201.5 million, and contracted new bank credit facilities totaling $425.0 million; more than 95% of the principal does not come due until 2008 or 2009. The proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down all Sun Media's debt, on which substantial amortization payments would have been due in 2003 and 2005, and which would have been repayable in full in 2007. In addition, Sun Media paid a $260 million dividend to the Company, of which $150 million will be used to reduce the long term debt of Vidéotron ltée.

Investing Activities

        Investment expenses increased from $123.8 million in 2001 to $141.6 million in 2002. The increase was due to the inclusion of the Cable Television, Broadcasting and Business Telecommunications segments, which was partially offset by lower investment expenses in the Newspapers, Web Integration/Technology and Internet/Portals segments. The amount of capital expenditures for each business segment is included in the segmented information of the financial statements. For a description of commitments for material expenditures, see note 18 to the consolidated financial statements (see pages F1 to F43 of this annual report).

Financial Position

        At December 31, 2002, the Company and its subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $275.7 million, consisting mainly of short-term investments. The Company and its subsidiaries also had unused lines of credit of $275.0 million available, for total available liquid assets of $550.7 million.

        At the same date, the consolidated debt, including the short-term portion of the long-term debt, totalled $3.51 billion, including Sun Media's $515.1 million debt, Vidéotron's $1.12 billion debt, TVA's $51.2 million debt, Senior Notes in an aggregate amount of $1.39 billion and a term loan of $429.0 million. The average term to maturity of the Company's consolidated debt is 5.3 years as at December 31, 2002.

        The consolidated debt portfolio of the Company is managed in order to reduce currency risk exposure and, as a result, more than 90% of U.S. dollar-denominated debt has been fully hedged against currency fluctuations. The interest profile of our consolidated debt is approximately 57% fixed and 43% floating. See "Item 11 — Quantitative and Qualitative Disclosures About Market Risk" of this annual report.

        Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment. The Company has access, subject to certain conditions, to 50% of the revolving credit facilities of Sun Media and Vidéotron in order to serve the interest on the Senior Notes and the Senior Discount Notes. However, we do not anticipate that we will need to use such revolving credit facilities to service our obligations. Management believes also that the financing activities carried out after the end of the 2002 financial year and discussed under Financing Activities above have enhanced the Company's financial flexibility by reducing its debt ratio through the injection of capital, by rescheduling debts on which substantial amortization payments are due in the coming years, and by facilitating the circulation of liquid assets between the Company and its subsidiaries.

Contractual Requirements and Other Commercial Commitments

Contractual Obligations

        Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, as of December 31, 2002, are summarized below and are fully disclosed in notes 13 and 18 to our consolidated financial statements (see pages F1 to F43 of this annual report).

	Payments Due By Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(dollars in millions)
Long-term debt	3,506.6	575.5	520.7	640.8	1,769.6
Operating leases	295.4	57.1	77.8	52.5	108.0

Total contractual cash obligations	$3,802.0	$632.6	$598.5	$693.3	$1,877.6

        We rent equipment and premises under various operating leases. As of December 31, 2002, minimum payments under these leases over the next five years and thereafter were approximately $295.4 million in aggregate.

Subsequent Events Affecting the Chart Above

        After the end of the 2002 financial year, Quebecor Inc. contributed $216.1 million to the share capital of Quebecor Media, enabling us to reduce by $216.1 million our $429 million term loan, under the Credit Agreement dated as of June 29, 2001 among Quebecor Media, RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto, which is due in April 2003. See "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders." Quebecor Inc. will make an additional contribution of $19.0 million prior to the April 2003 payment date. Capital CDPQ and Caisse de dépôt et placement du Québec have undertaken to pay the balance of the principal of the $429 million term loan (approximately $194 million), and interest, if any, to RBC Dominion Securities Inc. and Royal Bank of Canada.

        On February 7, 2003, Sun Media closed a private placement of Senior Notes maturing in 2013 and bearing interest at 7 5/8%, for a net amount of US$201.5 million, and contracted new bank credit facilities totaling $425.0 million; more than 95% of the principal does not come due until 2008 or 2009. The proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down all Sun Media's debt, on which substantial amortization payments would have been due in 2003 and 2005, and which would have been repayable in full in 2007.

        The Sun Media refinancing enables us to delay, until 2008 and after, some of our payments due on our long-term debt, thereby reducing the amount of our pre-2008 payments due on our long-term debt. Payments due in less than one year on our long-term debt will be reduced by $57.4 million. Payments due on our long-term debt in the period of one to three years will be reduced by $233.5 million. Payments due on our long term debt in the period of three to five years will be reduced by $207.6 million. Payments due on our long term debt in the period after five years will increase proportionately.

Other Commercial Commitments

        Newsprint represents a significant input and component of operating costs for the Newspapers segment. The Company uses several newsprint manufacturers to supply its requirements, and has entered into a long-term agreement with one company to supply the majority of its newsprint purchases up to December 2005. The Company's annual minimum purchase requirement under the agreement is approximately 125,400 tonnes of newsprint. The Broadcasting segment made a commitment to invest $48,900,000 over an eight-year period in the Canadian TV industry and in the Canadian communications industry to promote TV content and the development of communications. As at December 31, 2002, the balance to be invested amounted to $45,560,668. In September 2002, TVA and one of its partners signed a 60%/40% agreement to purchase some radio broadcasting stations from Astra Media Inc. The transaction, which amounts to $12,750,000, is subject to the approval of the CRTC.

Related Party Transactions

        The Company and its subsidiaries have incurred expenses for commercial printing services with Quebecor World Inc., a subsidiary of Quebecor Inc. The Company conducts all of its business with the Company on a commercial, arm's length basis. Such commercial printing services are undertaken in the ordinary course of business. The total expenses for commercial printing services with Quebecor World Inc. in 2002 was $57.9 million.

RISKS AND UNCERTAINTIES

        In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered debt maturities and an optimal balance of fixed and variable rate obligations. As at December 31, 2002, Quebecor Media and its subsidiaries, Vidéotron and Sun Media, were using financial derivatives instruments to reduce their exchange rate and interest rate exposure. See "Item 11 — Quantitative and Qualitative Disclosures About Market Risk" of this annual report.

        While these agreements expose the Company and the subsidiaries to risk of non-performance by a third party, the Company and the subsidiaries believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties they deal with. The Company does not hold or issue any derivative financial instruments for trading purposes. A description of the financial derivatives used by the Company as at December 31, 2002 is included in note 19 to the consolidated financial statements (see pages F1 to F43 of this annual report).

        Concentration of credit risk with respect to trade receivables is limited as a result of the Company's diverse operations and large customer base. As of December 31, 2002, the Company had no significant concentration of credit risk. We believe that the product and geographic diversity of its customer base contributes to reducing its credit risk, as well as the impact of a potential change in its local market or product-line demand.

TREND INFORMATION

        Our business is cyclical in nature. We are dependent on advertising and, in our Newspapers segment in particular, circulation sales; therefore, operating results are sensitive to prevailing economic conditions, especially in Ontario, Québec and Alberta. In the Newspapers segment, circulation, measured in terms of copies sold has been generally declining in the industry over the last ten years. Our advertising and circulation revenues in the Newspapers segment have improved since 2001, and we expect that they will continue to improve in 2003.

        Furthermore, competition continues to be intense in the cable television, broadcasting and newspaper industries.

        Newsprint prices have had a significant effect on our operating results as newsprint is the principal raw material in the Newspapers segment. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Since a period of relatively high prices in 1995, during which prices peaked at US$755 per metric tonne, the industry has experienced two further full pricing cycles. Over the twelve month period from June 2001 to June 2002, newsprint prices declined 28%, from US$625 to US$450 per metric tonne. In July 2002, newsprint producers announced a US$50 per metric tonne price increase, which was partially implemented in October 2002, and we expect that prices will continue to increase in early 2003.

        In addition, our business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on people's reading and viewing habits.

CRITICAL ACCOUNTING POLICIES

        The Securities and Exchange Commission has issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting that companies provide additional disclosures and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to the Company's financial condition and results, and requires significant judgement and estimates on the part of management in its application. Quebecor Media believes the following represent the critical accounting policies of the Company as contemplated by FRR 60. The Company's significant accounting policies are described in Note 1 to the Company's consolidated financial statements (see pages F1 to F43 of this annual report).

Goodwill

        As noted below under "Change in accounting policies," we adopted the new rules for measuring goodwill impairment in 2002.

        In the first step of the goodwill impairment test, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company used a combination of valuation methods including discounted cash flows, EBITDA multiples and market price.

        The discounted cash flows method involves the use of estimates such as the timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by the risk-free interest rate, and the risk premium associated with the asset or liability.

        The EBITDA multiples method requires the availability of fair values of enterprises with comparable operations and economic characteristics, as well as of recent EBITDA multiples.

        The market price method must take into account the fact that the price of an individual share may not be representative of the fair value of the business unit as a whole, due to factors such as synergies, control premium and temporary market price fluctuation.

        Therefore, determining the fair value of a reporting unit requires judgement and involves significant reliance on estimates and assumptions.

        When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit's goodwill should be compared with its carrying amount in order to measure the amount of the impairment loss, if any.

        The fair value of goodwill is determined in the same manner as in a business combination. An enterprise allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.

        The judgement used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.

Business Combination

        The acquisition of Groupe Vidéotron was accounted for by Quebecor Media using the purchase method of accounting. Under the purchase method of accounting, the purchase price of approximately $5.3 billion was allocated to the underlying net identifiable assets, based on their estimated fair values. The excess of the purchase price over the estimated fair values of the acquired identifiable net assets was recorded as goodwill. The judgements made in determining the estimated fair value and the expected useful lives of each acquired asset and liability can significantly impact net income, since different assets may have different useful lives. Also, future income taxes on temporary differences between the book and tax value of most of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill. Consequently, to the extent that greater value is ascribed to long-lived assets than to shorter lived assets under the purchase method, less amortization may be recorded in a given period.

        Determining the fair value of certain acquired assets and liabilities requires judgement and involves significant reliance on estimates and assumptions. We used primarily the discounted cash flow approach in estimating the value of acquired intangible assets.

        The estimates and assumptions used in the allocation of purchase price of Group Vidéotron at the date of acquisition may also have an impact on the amount of goodwill impairment to be recognized if any, after the date of acquisition, as discussed above under "goodwill".

Future Income Taxes

        Quebecor Media is required to assess the ultimate realization of future income tax assets generated from temporary differences between book basis and tax basis of assets and liabilities and losses carry-forward in the future. This assessment is judgmental in nature and is dependent on assumptions and estimates regarding the availability and character of future taxable income. As at December 31, 2002, we recorded a valuation allowance of $169.3 million. The ultimate amount of future income tax assets realized could be materially different from those recorded, as influenced by future operations of the Company.

CHANGE IN ACCOUNTING POLICIES

        In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (CICA) accounting standards. The changes are described in greater detail in Note 1(b) to the Company's consolidated financial statements (see pages F1 to F43 of this annual report).

        The Company completed the goodwill impairment tests for each of its operating units, in accordance with the new recommendations in Section 3062 of the CICA Handbook, and charged $2.14 billion to opening retained earnings, net of non-controlling interest of $18.8 million, in order to account for the goodwill impairment loss in the Cable Television ($1.936 billion), the Business Telecommunications ($164.9 million), the Web Integration/Technology ($20.4 million) and the Internet/Portals ($41.8 million) segments.

        In accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. However, under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "Net income."

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Canadian GAAP Accounting Pronouncements

        In December 2002, the Canadian Institute of Chartered Accountants issued section 3063, Impairment or Disposal of Long-Lived Assets, of the CICA Handbook and revised section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. Together, these two sections supersede the write-down and disposal provisions of section 3061, Property, Plant and Equipment, as well as section 3475, Discontinued Operations, of the CICA Handbook. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by us. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, that comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on these operations. The new standards contained in section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted. We intend to adopt both of these standards as of January 1, 2003.

        In November 2001, the Canadian Institute of Chartered Accountants issued Accounting Guideline 13, Hedging Relationships, and in November 2002 the Canadian Institute of Chartered Accountants amended the effective date of this guideline. This accounting guideline establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004, we will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. Since the new Canadian criteria for hedge accounting are consistent with existing U.S. criteria for qualifying for hedge accounting, with which we comply, we do not anticipate any material impact from adopting this accounting guideline.

        In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 14, Disclosure of Guarantees, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for years beginning on or after January 1, 2003 about its obligations under guarantees. We are currently assessing the impact of the new standard.

Recent U.S. GAAP Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued FAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We are required and plan to adopt the provisions of FAS 143 for the quarter ending March 31, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of FAS 143, we are currently assessing the impact of the new standard.

        In April 2002, the Financial Accounting Standards Board issued FAS 145, which rescinded FAS 4, Reporting Gains and Losses from Extinguishment of Debt. FAS 145 addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring that such expenses no longer be treated as extraordinary items, unless the items meet the definition of extraordinary in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented, that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, is required to be reclassified. The new presentation requirements must be adopted for fiscal years beginning after May 15, 2002, with early application encouraged. We will adopt the requirements of FAS 145 for U.S. GAAP purposes in the year ended December 31, 2003.

        In July 2002, the Financial Accounting Standards Board issued FAS 146, Accounting Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 nullifies EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 related to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, whereas under EITF 94-3 the liability was recognized when a company commits to an exit plan, and that the liability be initially measured at fair value. We are currently assessing the impact of the new standard.

        In November 2002, the Financial Accounting Standards Board issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. We are currently assessing the impact of the new standard.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information concerning our directors and senior executive officers as of March 1, 2003:

Name and Municipality of Residence	Age	Position
Claude Bergeron Montréal, Québec	45	Director
André Bourbonnais(1)(2) Saint-Lambert, Québec	40	Director
Marc Doré Kirkland, Québec	37	Vice President, Taxation and Real Estate
Mark D'Souza Kirkland, Québec	42	Vice President and Treasurer
Serge Gouin(1)(2) Outremont, Québec	59	Director and Chairman of the Board of Directors
Claude Hélie(3) Longueuil, Québec	58	Interim Chief Financial Officer
Luc Lavoie Montréal, Québec	47	Executive Vice President, Corporate Affairs
Samuel Minzberg Westmount, Québec	53	Director
Jean-Louis Mongrain Longueuil, Québec	59	Director
The Right Honourable Brian Mulroney, P.C., C.C., L.L.D. Westmount, Québec	63	Director
Jean Neveu(1)(2) Longueuil, Québec	62	Director
Érik Péladeau Rosemere, Québec	47	Director and Vice Chairman of the Board of Directors
Pierre Karl Péladeau Montréal, Québec	41	Director and President and Chief Executive Officer
Denis Sabourin Kirkland, Québec	42	Senior Manager Control
Louis Saint-Arnaud Mont-Saint-Hilaire, Québec	56	Vice President, Legal Affairs and Secretary
Richard Soly Montréal, Québec	65	Executive Vice President, Marketing & Contents
Julie Tremblay Montréal, Québec	43	Vice President, Human Resources
Claudine Tremblay Nuns' Island, Verdun, Québec	49	Assistant Corporate Secretary and Director, Corporate Services
Edouard G. Trépanier Boucherville, Québec	52	Vice President, Regulatory Affairs

(1)
Member of the Audit Committee.

(2)
Member of the Compensation and Human Resources Committee.

(3)
Mr. Helie resigned from the position of Executive Vice President and Chief Financial Officer of Quebecor Media on February 17, 2003. Since his resignation, he has been acting as interim Chief Financial Officer of the Company.

        Claude Bergeron has served as a Director of Quebecor Media since August 2000. Mr. Bergeron has been Vice President, Legal Affairs of Caisse de dépôt et placement du Québec since 1993. He began working at Caisse de dépôt et placement du Québec in 1988 as Senior Legal Counsel. Mr. Bergeron began his career in the General Counsel department of the Québec Department of Revenue as an Assistant Director and Division Chief.

        André Bourbonnais was appointed as a director of Quebecor Media on December 13, 2002. He serves as a member of the Audit Committee and the Compensation and Human Resources Committee of Quebecor Media. Mr. Bourbonnais is a member of the Québec Bar and a graduate of the London School of Economics and Political Science. After working at the Montréal law firm Stikeman Elliott, he became an Associate and later a Partner at Transact International, a mergers and acquisitions consultancy company in Monaco. He returned to Montréal in 1993 and joined Teleglobe Inc., where he was successively Senior Legal Counsel, Executive Vice President, and Chief Legal Officer and Secretary. He then became Senior Vice President and Chief Legal Officer of Cirque du Soleil. Mr. Bourbonnais joined Capital CDPQ in 2001 as President of CDP Capital — Financial Services and in December 2002 was named President of CDP Capital — Communications.

        Marc Doré has served as Vice President, Taxation and Real Estate of Quebecor Media since February 2001. Mr. Doré was successively Director of Taxation of Donohue Inc. from December 1996 to May 2000 and Director of Taxation of Quebecor World Inc. from May 2000 to March 2001. Mr. Doré acts as director, and interim President and Chief Executive Officer of Mindready since September 2002.

        Mark D'Souza has served as Vice-President and Treasurer of Quebecor Media and Quebecor Inc. since April 2002. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002. He was Vice President and Treasurer of Quebecor World Inc. from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Finance Director of Société Générale de Financement du Québec from March 1995 to September 1997, and served in Corporate Finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.

        Serge Gouin was appointed Chairman of the Board of Directors of Quebecor Media on January 7, 2003. He is also a member of the Audit Committee and the Compensation and Human Resources Committee, of which he is the Chairman. He has served as a Director of Quebecor Media since May 2001. In July 2001, Mr. Gouin was appointed to the position of Chairman of the Board of Directors of Vidéotron. Mr. Gouin has been Vice Chairman of Salomon Smith Barney Canada Inc. since 1998. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Vidéotron in Montreal. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé Métropole Inc. in Montreal.

        Claude Hélie served as Executive Vice President and Chief Financial Officer of Quebecor Media from September 2000 to the date of his resignation, February 17, 2003. Since his resignation, Mr. Helie has been acting as interim Chief Financial Officer of the Company. Mr. Helie has been the Executive Vice President and Chief Financial Officer of Quebecor World Inc. since February 17, 2003. Mr. Hélie has been the Executive Vice President and Chief Financial Officer of Quebecor Inc. since April 2000. He was Vice President and Chief Financial Officer of Donohue Inc. from July 1994 to April 2000.

        Luc Lavoie has been Executive Vice President, Corporate Affairs, of Quebecor Inc. since March 2001. He was previously the Executive Vice President of National Public Relations, first in the Ottawa office of National Public Relations, which he helped launch, and then in the Montréal office. In that capacity, he advised executives and policy-makers across North America. Before joining National Public Relations, Mr. Lavoie was Canada's Commissioner General to the Universal Exposition in Seville, Spain.

        Samuel Minzberg was appointed as a director of Quebecor Media in June 2002. Mr. Minzberg is a senior partner with Davies Ward Phillips & Vineberg. From January 1, 1998 to December 31, 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman Family. Until December 31, 1997 he was a partner at Davies Ward Phillips & Vineberg (Montreal), and was Chairman of such firm. He received a B.A., B.C.L. and LL.B from McGill University.

        Jean-Louis Mongrain was appointed as a director of Quebecor Media on December 13, 2002. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, he worked for the Laurentian Bank from 1989 to 2000 where he served as head of the credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the credit policies and was also involved in several due diligence investigations in connection with various acquisitions.

        The Right Honourable Brian Mulroney has served as a Director of Quebecor Media since January 2001. Mr. Mulroney served as Chairman of the Board of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney became the Chairman of the Board of Directors of Quebecor World Inc. in April, 2002. Mr. Mulroney serves as a director of a number of public corporations including Quebecor Inc., Quebecor World Inc., Barrick Gold Corporation, TrizecHahn Corporation, and Archer Daniels Midland Company.

        Jean Neveu has served as a Director of Quebecor Media since January 2001. Mr. Neveu is a member of the Audit Committee and the Compensation and Human Resources Committee of the Board of Directors; he is the Chairman of the Audit Committee. Mr. Neveu has been the Chairman of Quebecor Inc. since 1999 and he was the Chairman of Quebecor World Inc. from 1990 to April 2002. Mr. Neveu joined Quebecor Inc. in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor Inc. to become Vice President, Dailies and later became Senior Vice President of Quebecor Inc. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor Inc. He was the President of Quebecor Inc. from 1998 to 1999.

        Érik Péladeau has served as Vice Chairman and a member of the Board of Directors of Quebecor Media since January 2001. Mr. Péladeau is currently Vice Chairman of the Board of Quebecor Inc., a position he has held since April 1999, Vice Chairman of the Board and Senior Executive Vice President of Quebecor World Inc., a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards and he is a member of the Executive Committee and the Board of Directors of Quebecor World Inc. Érik Péladeau is the brother of Pierre Karl Péladeau.

        Pierre Karl Péladeau has served as President, Chief Executive Officer and a member of the Board of Directors of Quebecor Media since 2000. Mr. Péladeau is also the President and Chief Executive Officer of Quebecor Inc., the Chairman of the Board of Sun Media, and the Chairman of the Board of Nurun. Effective July 20, 2001, Mr. Péladeau was appointed President and Chief Executive Officer of Vidéotron ltée. Mr. Péladeau joined Quebecor Inc.'s communications division in 1985 as Vice President, Operations. In 1991, he was named President of Quebecor Group Inc. In 1995, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become Europe's largest printer by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (now named Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau sits on the boards of numerous members of the Quebecor group of companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

        Denis Sabourin joined Quebecor Media as Senior Manager, Control in 2001. Mr. Sabourin is also Senior Manager, Control of Quebecor Inc. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001.

        Louis Saint-Arnaud has served as the Vice President, Legal Affairs and Secretary of Quebecor Media since 2001. Mr. Saint-Arnaud is also the Vice President, Legal Affairs of Quebecor Inc. Mr. Saint-Arnaud has worked in the Quebecor group of companies, at his current position and others for the past five years.

        Richard Soly is the President and founder of Le Super Club Vidéotron. Since 2001, he has served as President of the Leisure and Entertainment segment of Quebecor Media. He was appointed in September 2002 as the Executive Vice President, Marketing & Contents, of Quebecor Media. Mr. Soly is also a member of the board of directors of the Retail Counsel of Canada, and President of the Conseil Québécois du Commerce de Détail (the Business Retail Council of Québec).

        Julie Tremblay has served as the Vice President, Human Resources of Quebecor Media since 2001. Ms. Tremblay is also the Vice President, Human Resources of Quebecor Inc. Ms. Tremblay has held such position or other occupations within the Quebecor group of companies for the past five years.

        Claudine Tremblay has served as the Director, Corporate Services and Assistant Secretary of Quebecor Media since 2001. Ms. Tremblay is also Director, Corporate Services and Assistant Secretary of Quebecor Inc. Ms. Tremblay has held such position or other occupations within the Quebecor group of companies for the past five years.

        Edouard G. Trépanier is the Vice President, Regulatory Affairs, of Quebecor Media. Since 1994, Mr. Trépanier has supervised the Broadcast Regulatory Affairs division at Vidéotron. Prior to joining Vidéotron, Mr. Trépanier worked as a television producer for TVA, the Rogers Parliamentary Bureau and the Canadian Broadcasting Company in Ottawa. He has also held several positions at the Canadian Radio-television and Telecommunications Commission, namely, as an Analyst responsible for regulating cable industry for the Québec region, Senior Analyst for French-language "off air" and specialty television, and eventually, Director in charge of Pay and Specialty Service issues.

Board of Directors

        In accordance with our charter, our Board of Directors may consist of at least one director and no more than 20 directors. Our Board of Directors presently consists of nine directors. Each director serves a one-year term and holds office until the next annual general shareholders' meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders' Agreement dated December 11, 2000, among Quebecor Inc., certain wholly-owned subsidiaries of Quebecor Inc., Capital CDPQ and the Company, the Board of Directors of the Company is composed of five nominees of Quebecor Inc. and four nominees of Capital CDPQ.

COMPENSATION

Compensation of Directors

        Our directors who are employees are not entitled to receive any additional compensation for serving as our directors. All other directors are each entitled to receive from Quebecor Media an annual director's fee of $20,000 and an attendance fee of $1,200 for each board or committee meeting attended, each payable quarterly. All of our directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. During the financial year ended December 31, 2002, nine directors received an aggregate cash compensation of $249,898 in payment of their annual and attendance fees.

        In addition to the compensation described above, directors of the Company who are also directors of Quebecor Inc., namely The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in a Directors' Deferred Stock Unit Plan, which we refer to as the DSUP plan. Under this plan, each director receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $25,000. Subject to certain conditions, each director may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director.

        Under the DSUP, directors are credited, on the last day of each fiscal quarter of Quebecor Inc., a number of units determined on the basis of the amounts payable to such director in respect of such fiscal quarter, divided by the value of a unit. The value of a unit means the weighted average trading price of the Class B Shares of Quebecor Inc. on The Toronto Stock Exchange over the five trading days immediately preceding such date. The units take the form of a credit to the account of the director, who may not convert such units into cash as long as he or she remains a director.

        Under the DSUP, all of the units credited to the director are redeemed by Quebecor Inc. and the value of these units are paid when the director ceases to serve as a director of Quebecor Inc. For purposes of redemption of units, the value of a unit corresponds to the market value of a Class B Shares at the redemption date, being the closing price of the Class B Shares on The Toronto Stock Exchange on the last trading day preceding such date.

        Units entitle the holders thereof to dividends which will be paid in the form of additional units at the same rate as applicable to dividends paid on the Class B Shares.

        No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor Inc. have been redeemed in 2002.

        As of December 31, 2002, The Right Honourable Brian Mulroney held 4,355 units under the DSUP, Érik Péladeau held 2,660 units under the DSUP and Pierre Karl Péladeau held 3,119 units under the DSUP.

Compensation of Executive Officers

        Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied with the achievement of financial performance indicators and personal objectives, and they may vary from 20% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase common shares of the Company to be issued pursuant to Quebecor Media's Stock Option Plan.

        For the financial year ended December 31, 2002, ten senior executive officers (excluding senior executive officers of our subsidiaries) received an aggregate cash compensation of $3,413,058 for services they rendered in all capacities during 2002, which amount includes the base salary and the cash bonuses paid to such senior executive officers.

Quebecor Media's Stock Option Plan

        On January 29, 2002, the Company established a stock option plan to attract, retain and motivate directors, executive officers and key contributors to the success of the Company and its subsidiaries. The Compensation and Human Resources Committee of the Company is responsible for the administration of this stock option plan and, as such, will designate the participants under this stock option plan, determine the number of options granted, the vesting schedule, the expiry date and any other conditions relating to such options.

        All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of the Company. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the Board of Directors (if the common shares of Quebecor Media are not listed at the time of the grant) or the trading price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the Compensation and Human Resources Committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees will have until January 31, 2008 to exercise their vested options (the "Private Company Window"). At the time an optionee exercises his or her option, such optionee may request to receive a cash amount (a "Cash Exercise") representing the difference between the exercise price of the option and the fair market value or the trading price, as the case may be, of the underlying common shares at the time of exercise. For any Cash Exercises, and in particular for the anticipated multiple Cash Exercises if the Private Company Window is in effect, the Company may elect to pay all amounts owing in several installments if prudent to do so having regard to its financial situation. Options not exercised prior to their term will be forfeited and may be re-issued pursuant to this stock option plan.

        Except under specific circumstances and unless the Compensation and Human Resources Committee decides otherwise, options vest over a five year period in accordance with one of the following vesting schedules as determined by the Compensation and Human Resources Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant.

        The maximum number of common shares of the Company that may be issued under this stock option plan is 433,000,000 common shares (representing 6.7% of all of the outstanding shares of the Company) and no optionee may hold options representing more than 5% of the outstanding shares of the Company.

        A total of 75,056,600 options were granted to our nine senior executive officers of the Company during the financial year ended 2002.

Quebecor Inc.'s Stock Option Plan

        Quebecor Inc.'s stock option plan is designed to offer to the officers, directors, senior employees and key employees of Quebecor Inc. or its subsidiaries the opportunity to benefit from the appreciation in value of the class B subordinated voting shares of Quebecor Inc. Under this stock option plan, stock options to purchase of a maximum of 6,500,000 class B subordinated voting shares of Quebecor Inc. may be granted.

        Upon the recommendation of the Compensation and Human Resources Committee of Quebecor Inc., the Board of Directors of Quebecor Inc. designates from time to time the executives to whom options will be granted and the number of shares covered by each option. The options may not be exercised after the tenth anniversary date of granting. The number of options so granted is based on individual merit and on the optionee's level of responsibility. No optionee may hold options covering more than 5% of the outstanding shares of Quebecor Inc.

        The exercise price of each class B subordinated voting share of Quebecor Inc. covered by an option granted pursuant to the stock option plan is equal to the weighted average trading price of such shares on The Toronto Stock Exchange over the last five trading days immediately preceding the date of grant of the option.

        During the financial year ended December 31, 2002, 155,000 options to purchase class B subordinated voting shares of Quebecor Inc. were granted to three senior executive officers of Quebecor Media and its subsidiaries at an exercise price of $20.5089 per share. As of February 26, 2003, a total of 1,178,500 options to purchase class B subordinated voting shares of Quebecor Inc. were held by four senior executive officers of Quebecor Media and its subsidiaries and 377,349 options to purchase class B subordinated voting shares of Quebecor Inc. were held by non-executive directors of Quebecor Media.

        The closing sale price of the class B subordinated voting shares of Quebecor Inc. on The Toronto Stock Exchange on February 26, 2003, was $18.20 per share.

Pension Benefits

        Quebecor Media maintains a pension plan for its non-unionized employees. Such plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and from the age of 61 years of age without actuarial reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada). An executive officer contributes to the plan an amount equal to 5% of his or her salary not exceeding $86,111

(the salary generating the maximum qualified pension in accordance with the Income Tax Act), being a maximum of $4,305 per year.

        In addition, Vidéotron maintains a pension plan for its non-unionized employees. The plan provides pension benefits equal to 2% of salary (excluding bonuses) for each year of membership in the plan. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada). An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $3,500 per year.

        The total amount set aside or accrued by the Company in 2002 to provide the pension benefits was $9.9 million. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by the Company see note 21 to the consolidated financial statements (see pages F1 to F43 of this annual report).

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation
	10	15	20	25	30
$86,111 or more	$17,222	$25,833	$34,444	$43,056	$51,667

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plans in force, Quebecor Inc. and Quebecor Media provide supplemental retirement benefits to certain designated executives. Three senior executive officers of Quebecor Media and its subsidiaries are participants under the Quebecor Inc. plan and one senior executive officer of Quebecor Media and its subsidiaries is a participant under the Quebecor Media plan.

        The pensions of the three senior executive officers who participate in the Quebecor Inc. plan are calculated on the basis of their respective average salaries (including bonuses) for the best five consecutive years. The pension is payable for life without reduction from the age of 61. In case of death after retirement and from date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse representing 50% of the retiree's pension for a period of 10 years. As of December 31, 2002, one of such senior executive officers had a credited service of approximately 14.8 years while the other two senior executive officers had credited service of two years.

        The pension of the senior executive officer who participates in Quebecor Media's plan is calculated on the basis of his average salary (excluding bonuses) for the best five consecutive years. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse representing 60% of the retiree's pension. As of December 31, 2002, such senior executive officer had a credited service of approximately 13.4 years.

        The table below indicates the annual pension benefits that would be payable under both Quebecor Inc.'s and Vidéotron's plans at the normal retirement age of 65 years:

	Years of Credited Service
Compensation
	10	15	20	25	30
$300,000	$42,778	$64,167	$85,556	$106,945	$128,333
$400,000	$62,778	$94,167	$125,556	$156,945	$188,333
$500,000	$82,778	$124,167	$165,556	$206,945	$248,333
$600,000	$102,778	$154,167	$205,556	$256,945	$308,333
$800,000	$142,778	$214,167	$285,556	$356,945	$428,333
$1,000,000	$182,778	$274,167	$365,556	$456,945	$548,333
$1,200,000	$222,778	$334,167	$445,556	$556,945	$668,333
$1,400,000	$262,778	$394,167	$525,556	$656,945	$788,333

Liability Insurance

        Quebecor Inc. has purchased liability insurance for the benefit of its directors and officers, its subsidiaries, including the Company, and certain associated companies, against certain liabilities incurred by them in such capacity. This insurance provides coverage of US$150,000,000 per event and policy year. For the financial year ended December 31, 2002, the amount of the premium paid by Quebecor Inc. was US$486,066. A deductible of US$500,000 applies when Quebecor Inc. is authorized or obliged to indemnify the persons insured.

BOARD PRACTICES

        Reference is made to "Item 6 — Directors, Senior Management and Employees — Directors and Senior Management" for the current term of office, if applicable, and the period during which the Company's directors and senior management have served in that office.

        We currently have three committees of the Board of Directors, the Audit Committee, the Compensation and Human Resources Committee and the Executive Committee. Both the Audit Committee and the Compensation and Human Resources Committee are composed of Mssrs. Serge Gouin, Jean Neveu and André Bourbonnais. Mr. Neveu is the Chairman of our Audit Committee, and Mr. Gouin is the Chairman of our Compensation and Human Resources Committee.

        The current mandate of the Audit Committee is to review the Company's annual and quarterly financial statements before they are submitted to the Board of Directors, to discuss with the independent auditors the scope of their audit and to review their recommendations and the responses of the Company's management thereto. This committee is also responsible for ensuring that the Company has in place adequate and efficient internal control systems to monitor the Company's financial information and that transactions involving the Company with related parties are made on terms that are fair for the Company. This committee examines the audit fees to be paid to the independent auditors and submits the appropriate recommendations to the Board of Directors. It also reviews the scope of the audit and the results of the examinations conducted by the Company's internal audit department.

        At its meeting held on February 7, 2003, the Audit Committee of the Board of Directors examined the draft Audit Committee mandate that the Company may adopt to comply with the requirements of the Sarbanes-Oxley Act of 2002, which was adopted in the United States on July 30, 2002. Certain provisions of the Sarbanes-Oxley Act of 2002 apply to the Company as a "foreign private issuer". At its next meeting, scheduled to be held in May 2003, the Audit Committee will examine a new version of the draft Audit Committee mandate.

        Our Compensation and Human Resources Committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of the Company and those of its subsidiaries which did not have their own compensation committee, and to formulate appropriate recommendations to the Board of Directors, inter alia, concerning long-term compensation in the form of stock option grants. The Compensation and Human Resources Committee is also responsible for the review, on an annual basis, of the compensation of the directors of the Company.

EMPLOYEES

        As of March 1, 2003, we were employing approximately 11,325 employees, of which approximately 4,419 were under collective bargaining agreements. The following table sets forth certain information relating to our employees in each of our operations as of March 1, 2003:

Operations	Total number of employees	Number of employees under collective agreements		Number of collective agreements
Cable Television(1)	1,899	1,482	(2)	4	(3)
Newspapers	5,677	1,706		46	(4)
Broadcasting	1,239	792		10	(5)
Leisure and Entertainment	1,084	241		6	(6)
Business Telecommunications	522	185		2
New Media Services	833	13		1	(7)
Other	71	—		—
Total	11,325	4,419		69

(1)
Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of the Cable Television segment (approximately 1,401 employees). As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage.

(2)
The number of employees in the Cable Television segment does not include those employees who worked in Vidéotron's cable television and Internet installation and repair operations (approximately 640 employees), which operations were sold to a subsidiary of Entourage Technology Solutions Inc. in May 2002. Concurrently with the sale of the assets related to the installation and repair business of Vidéotron, Vidéotron and Alentron (a subsidiary of Entourage Technology Solutions Inc.) entered into a services agreement pursuant to which Alentron provides installation and repair services to Vidéotron. Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of its Cable Television segment (approximately 1,401 employees). As a result of the work stoppage, the Company experienced, during the first three months of the work stoppage, disrupted service and property damage. As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage. Pursuant to the terms of the agreement in principle, the Company has agreed to renegotiate the services agreement with Entourage Technology Solutions Inc. subject to certain conditions. This agreement in principle would require Vidéotron to reinstate a majority of the 640 employees in the cable television and Internet installation and repair operations.

(3)
Three collective agreements (representing approximately 1,430 employees) have expired prior to or on December 31, 2002. Two of the agreements are currently under negotiation for their renewal (representing approximately 1,401 employees). Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of the Cable Television segment (approximately 1,401 employees). As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage. One other collective agreement (representing approximately 52 employees) will expire on August 31, 2003.

(4)
Nine collective agreements (representing approximately 361 employees) have expired prior to or on December 31, 2002 and seven collective agreements (representing approximately 229 employees) will expire prior to or December 31, 2003. Three unions (representing approximately 262 employees) are currently negotiating the renewal of their agreements. One of the nine collective agreements that expired prior to or on December 31, 2002 (representing approximately 110 employees) is currently in negotiation. In addition, one application for certification for approximately 70 employees is currently pending.

(5)
Four collective agreements (representing approximately 538 employees) have expired prior to or on December 31, 2002. On March 23, 2003, the parties to one of the collective agreements (representing approximately 493 employees) ratified an agreement in principle and a vote relating to the collective agreement has been scheduled. Three additional agreements (representing approximately 95 employees)

  will expire prior to or on December 31, 2003. Four collective agreements (representing approximately 32 employees) have not yet started negotiations.

(6)
One collective bargaining agreement (representing approximately 49 employees) will expire prior to December 31, 2003.

(7)
Certification for two (2) employees has been obtained but negotiation of the collective agreement has not yet started.

        As of March 1, 2003, collective bargaining agreements covering approximately 2,329 of our employees had expired or were under negotiation. As of March 23, 2003, an agreement in principle was ratified for the renewal of one expired collective bargaining agreement (representing approximately 493 employees in the Broadcasting segment). The Company is currently negotiating new collective bargaining agreements with union representatives with a view to significantly increasing productivity and reducing the Company's labor costs. Since May 8, 2002, the Company has been experiencing a work stoppage in the operations of its Cable Television segment (approximately 1,401 employees). As of March 27, 2003, an agreement in principle has been ratified by the Cable Television employees under work stoppage. The Company's inability to negotiate acceptable new agreements with respect to any of the above agreements could result in strikes or other form of work stoppage. Please see our risk factors relating to strikes and labor protests under "Item 3 — Key Information" of this annual report.

SHARE OWNERSHIP

        Except as disclosed under "Item 7 — Major Shareholders and Related Party Transactions" of this annual report, none of the Company's equity securities are held by any of our directors or senior executive officers.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        As of March 1, 2003, Quebecor Inc. held, directly and indirectly, 3,644,001,268 common shares of the Company, representing approximately a 54.72% voting and equity interest in the Company. The remaining 45.28% voting and equity interest, or 3,015,236,907 common shares, was held by Capital CDPQ. Capital CDPQ is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec.

        Certain of our indirect, wholly-owned subsidiaries, namely Sun Media, Bowes Publishers Limited and Sun Media (Toronto) Corporation, also own collectively 1,950,000 of Cumulative First Preferred Shares, Series A, the Series A Shares, of Quebecor Media. The Series A Shares are non-voting shares. Holders of Series A Shares are entitled to a cumulative annual dividend of 12.5% per share. Holders may require the Company to redeem the Series A Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, Quebecor Media may, at its option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. See "Item 8 — Financial Information — Dividend Policy" below and "Item 10 — Memorandum and Articles of Association" for a more detailed description of the Series A Shares.

        A wholly-owned subsidiary of Quebecor Inc., 4032667 Canada Inc., holds 216,145,684 Cumulative First Preferred Shares, Series B, the Series B Shares, of Quebecor Media. The Series B Shares are non-voting shares. Holders of Series B Shares are entitled to a dividend, as determined by the Board of Directors of Quebecor Media. Holders may require the Company to redeem the Series B Shares at any time at a price of $1.00 per share plus any unpaid dividends. In addition, Quebecor Media may, at its option, redeem the Series B Shares at a price of $1.00 per share plus any unpaid dividends. The Series B Shares are convertible into common shares in certain circumstances. See "Item 5 — Operating and Financial Review and Prospects — Subsequent Events" above. See "Item 8 — Financial Information — Dividend Policy" and "Item 10 — Memorandum and Articles of Association" for a more detailed description of the Series B Shares.

        To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor Inc. is Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre-Péladeau a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau. As of March 1, 2003, Les Placements Péladeau Inc. held a total of 17,465,264 Class A Shares and 19,800 Class B Shares of Quebecor Inc., representing approximately 27.06% of all outstanding equity shares and approximately 64.72% of the voting rights attached to all outstanding shares of Quebecor Inc.

Consolidated and Amended Shareholders' Agreement

        Quebecor Inc., Capital CDPQ and the Company, inter alia, entered into a shareholders' agreement, dated October 23, 2000, as consolidated and amended by a shareholders' agreement dated December 11, 2000 which sets forth the rights and obligations of Quebecor Inc. and Capital CDPQ as shareholders of the Company. Except as specifically provided in the shareholders' agreement, the rights thereunder apply only to shareholders holding at least 10% of the equity shares of the Company, which we refer to as QMI Shares, on a fully-diluted basis.

        The shareholders' agreement provides, among other things, for:

  (i)
  standard rights of first refusal with respect to certain transfers of QMI Shares;

  (ii)
  standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or convertible securities of the Company;

  (iii)
  rights of representation on the Board of Directors of the Company in proportion to shareholdings, with Quebecor Inc. initially having five nominees and Capital CDPQ having four nominees to the Company's Board of Directors;

  (iv)
  consent rights in certain circumstances with respect to matters relating to the Company and its non-reporting issuer (public) subsidiaries, including (a) a substantial change in the nature of the business of the Company and its subsidiaries taken as a whole, (b) an amendment to the articles of the Company or certain of its subsidiaries, (c) the merger or amalgamation of the Company or certain of its subsidiaries with a person other than an affiliate, (d) the issuance by the Company or certain of its subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (e) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, (f) a business acquisition in a business sector unrelated to sectors in which the Company and certain of its subsidiaries are involved, and (g) in respect of capital expenditures in excess of certain amounts for each of the first five years of operations for the Company;

  (v)
  standard rights of first refusal in favor of Capital CDPQ with respect to the sale of all or substantially all of the shares or assets of TVA or Vidéotron;

  (vi)
  so long as Capital CDPQ holds at least 22.5% of the QMI Shares on a fully diluted basis, if the Péladeau family (as defined in the shareholders' agreement) ceases to control Quebecor Inc., Capital CDPQ shall have at its option either a "call" on Quebecor Inc.'s interest in the Company at fair market value, or a "put" right in respect of Capital CDPQ's interest in the Company to Quebecor Inc. or its new controlling shareholder at fair market value, provided that the "call" right shall not apply if the Péladeau family (as defined in the shareholders' agreement) has offered a standard right of first refusal on its Quebecor control block to Capital CDPQ before selling control of Quebecor Inc., and all of the rights in this item (vi) shall cease to apply five years following the approval by the CRTC of the acquisition by the Company of Vidéotron; and

  (vii)
  a non-competition covenant by Quebecor Inc. in respect of it and its affiliates pursuant to which Quebecor Inc. and its affiliates shall not compete with QMI and its subsidiaries in their areas of activity so long as Quebecor Inc. has "de jure" or "de facto" control of the Company, subject to certain limited exceptions.

        The shareholders' agreement provides that once the Company becomes a reporting issuer and has a 20% public "float" of QMI Shares, certain provisions of the shareholders' agreement will cease to apply, including the consent rights described under items (iv) (d) and (e) above.

        In a separate letter agreement, dated December 11, 2000, Quebecor Inc. and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the shareholders agreement to the Company's reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully-diluted basis (10% as it relates to TVA).

RELATED PARTY TRANSACTIONS

        During the financial year ended December 31, 2002, the Company and its subsidiaries or affiliates was not a party nor did enter into any transaction with an insider or associate of the Company, any director or senior executive or any associate or affiliate of such director or senior executive, which has materially affected, or any proposed transaction that could materially affect, the Company or any of its subsidiaries or affiliates, except for:

Management Arrangements

        Quebecor Inc. has entered into management arrangements with the Company and certain of its subsidiaries. Under these arrangements, Quebecor Inc., the Company and certain of its subsidiaries provide mutual management services on a cost reimbursement basis. The expenses subject to reimbursement included the salaries of the executive officers of the Company who also serve as executive officers of Quebecor Inc. In 2002, Quebecor Media received a total of $3.0 million as management fees from Quebecor Inc.

        Quebecor Media has been invoiced for management fees of $600,000 and $500,000 by Quebecor Inc. and Capital CDPQ, respectively, for services rendered in 2002.

Lease Arrangements

        Quebecor Inc. and other related parties of the Company lease office spaces to the Company. In 2002, the total annual rent expense with Quebecor Inc. and such other related parties was approximately $1,061,000.

Commercial Printing and Other Services

        The Company and its subsidiaries have incurred expenses for commercial printing services and have earned revenue for advertising and other services from Quebecor World Inc., a subsidiary of Quebecor Inc. The total purchases and revenues with Quebecor World Inc. in 2002 were $57.9 million and $600,000, respectively.

Caisse de dépôt et placement du Québec

        Caisse de dépôt et placement du Québec and its subsidiary Capital CDPQ may have from time to time equity interests in, or be creditors of, our subsidiaries.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The consolidated balance sheets of the Company as at December 31, 2001 and 2002 and the consolidated statements of operations, retained earnings and cash flows of the Company for the years ended December 31, 2000, 2001 and 2002, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

        On March 13, 2002, a suit was filed with the Superior Court of Montréal by Investissement Novacap inc., Telus Québec inc. and Paul Girard against Vidéotron. This action alleges that we wrongfully terminated our obligations under a share purchase agreement entered into in August 2000. The plaintiffs in this suit are seeking damages for an amount of approximately $26 million. We believe this action is unfounded, and we intend to vigorously defend our position in this litigation.

        In the normal course of business, we are also a party to various legal proceedings which we do not expect will have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

        The outstanding share capital of the Company is composed of Common Shares and Cumulative First Preferred Shares, consisting of Series A Shares and Series B Shares.

        Holders of Series A Shares of the Company are entitled to receive fixed cumulative preferential dividends at a the rate of 12.5% per share per annum. The dividends declared on the Series A Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

        Holders of Series B Shares of the Company are entitled to receive a cash dividend, when, as and if declared by the board of directors. The dividend shall be payable only upon conversion of the Series B Shares into Common Shares. Dividends will be determined by the Board of Directors in accordance with the Articles of Incorporation of the Company.

        Holders of Common Shares are entitled, subject to the rights of the holders of any Cumulative First Preferred Shares, to receive such dividends as the Board of Directors of the Company shall determine.

SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of the Company since December 31, 2002.

ITEM 9 — THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        Not applicable.

PLAN OF DISTRIBUTION

        Not applicable.

MARKETS

Senior Notes / Senior Discount Notes

        In July 2001, we issued 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011. In connection with the issuance of the 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011, we entered into a registration rights agreement pursuant to which we agreed to deliver a prospectus and to use our best efforts to complete an exchange offer and to register our new 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011. The prospectus was filed with the Securities and Exchange Commission on September 5, 2001 and the exchange offer pursuant to which the unregistered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 were exchanged for the registered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011, respectively, was completed on October 10, 2001. As a result, the Company issued US$715.0 million in aggregate principal amount of Senior Notes and US$295.0 in aggregate principal amount of Senior Discount Notes. Both the Senior Notes and the Senior Discount Notes are unsecured, and each are due July 15, 2011, with cash interest payable semi-annually in arrears on January 15 and July 15 of each year except that, in the case of the Senior Discount Notes, interest will accrue, prior to July 15, 2006, in the form of an increase in the accreted value, representing amortization of original issue discount of such Senior Discount Notes.

        There is currently no established trading market for our 11 1/8% Senior Notes due 2011 and our 13 3/4% Senior Discount Notes due 2011. There can be no assurance as to (1) the liquidity of any market that may develop for the Senior Notes and the Senior Discount Notes, (2) the ability of the holders of the Senior Notes and the Senior Discount Notes to sell them or (3) the prices at which any sales may be made. We do not presently intend to apply for a listing of the Senior Notes or the Senior Discount Notes on any national securities exchange or to quote them on a quotation system. The record holder of the Senior Notes and the Senior Discount Notes is Cede & Co., a nominee of The Depository Trust Company.

SELLING SHAREHOLDERS

        Not applicable.

DILUTION

        Not applicable.

EXPENSES OF THE ISSUER

        Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

SHARE CAPITAL

        Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

        The Articles of Incorporation of the Company and the various Articles of Amendment to the Articles of Incorporation filed by the Company are incorporated by reference from the registration statement of the Company filed with the Securities and Exchange Commission on September 5, 2001 (Registration No. 333-13792). In addition, the Articles of Amendment to the Articles of Incorporation of the Company, which were filed by the Company on February 3, 2003, are included in this annual report as a Exhibit 1.2. The Articles of Incorporation of the Company and the various Articles of Amendment to the Articles of Incorporation filed by the Company are collectively referred to as the "Articles". The following is a summary of certain provisions of the Articles and the by-laws of the Company:

1.
The Company was incorporated, in Canada, under Part IA of the Companies Act (Québec) (the "Companies Act") as 9093-9687 Québec Inc. on August 8, 2002 under registration number 1149501992. On August 18, 2000, a Certificate of Amendment was filed to change the Company's name to Media Acquisition Inc. The Company's name was further changed to Quebecor Media Inc. on September 26, 2000. The Articles of the Company do not describe the Company's object and purpose.

2.
(a)   The by-laws of the Company provide that the Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in the transaction shall disclose his interest to the Company and to the other directors and shall abstain from discussing and voting on the transaction, except if his vote is required to bind the Company in respect of the transaction.

(b)
Neither the Articles nor the by-laws of the Company contain provisions with respect to directors' power, in the absence of an independent quorum, to determine their remuneration.

(c)
Subject to any restriction which may from time to time be included in the Articles or the by-laws of the Company, or the terms, rights or restrictions of any shares or securities of the Company outstanding, the directors may authorize the Company to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of the Company, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of the Company to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.

  Neither the Articles nor the by-laws of the Company contain any provision with respect to (d) the retirement of directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of directors

3.
The rights, preferences and restrictions attaching to the Common Shares and the Cumulative First Preferred Shares (consisting of the Series A Shares and the Series B Shares) of the Company are set forth below:

Common Shares

  (a)
  Dividend rights: Subject to the rights of the holders of Cumulative First Preferred Shares, each Common Share shall be entitled to receive such dividends as the Board of Directors shall determine.

  (b)
  Voting rights: The holders of Common Shares shall be entitled to receive notice of any meeting of shareholders of the Company and to attend and vote on all matters to be voted on by shareholders of the Company, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each Common Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in the Company's profits: Other than as provided in paragraph (a) above (pursuant to which the holders of Common Shares are entitled to receive dividends as determined by the Board) and paragraph (d) below (pursuant to which the holders of Common Shares are entitled to participation in the remaining property and assets of the Company available for distribution in the event of liquidation, dissolution or reorganization of the Company), none.

  (d)
  Rights upon liquidation: In the event of liquidation, dissolution or reorganization of the Company or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, whether voluntarily or involuntarily, the holders of Common Shares shall be entitled, subject to the rights of the holders of Cumulative First Preferred Shares, to participate equally, share for share, in the remaining property and assets of the Company available for distribution to its shareholders, without preference or distinction.

  (e)
  Redemption provisions: None

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by the Company: The directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to law or to the Companies Act and as prescribed in the resolutions of the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discrimination against existing or prospective holders of Common Shares: None

        For a description of the Consolidated and Amended Shareholders' Agreement among the holders of Common Stock of the Company, see "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

Cumulative First Preferred Shares

        The Board of Directors may issue the Cumulative First Preferred Shares at any time and from time to time in one or more series. Unless the Articles otherwise provide, the Cumulative First Preferred Shares of each series shall rank on parity with the Cumulative First Preferred Shares of every other series with respect to priority in the payment of dividends, return of capital and in the distribution of assets of the Company in the event of liquidation or dissolution of the Company. Unless the Articles otherwise provide, the Cumulative First Preferred Shares shall be entitled to priority over the Common Shares and any other class of shares of the Company, with respect to priority in the payment of dividends, return of capital and in the distribution of assets of the Company in the event of liquidation or dissolution of the Company.

        As long as there are Cumulative First Preferred Shares outstanding, the Company shall not, unless consented by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Companies Act, (a) create any other class of shares ranking in priority to the outstanding Cumulative First Preferred Shares or having the same rank, (b) voluntarily liquidate or dissolve the Company or execute any decrease of capital involving the distribution of assets on any other shares of its capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to the Cumulative First Preferred Shares.

Cumulative First Preferred Shares, Series A (Series A Shares)

  (a)
  Dividend rights: The holders of record of the Series A Shares shall be entitled to receive in each fiscal year of the Company, fixed cumulative preferential dividends at the rate of 12.5% per share per annum. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

  (b)
  Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders of the Company unless the Company shall have failed to pay certain dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in the Company's profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (pursuant to which the holders of Series A Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of liquidation, dissolution or reorganization of the Company), none.

  (d)
  Rights upon liquidation: In the event of the liquidation, dissolution or reorganization of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

  (e)
  Redemption provisions: Holders of Series A Shares may require the Company to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, the Company may, at its option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by the Company: The directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to law or to the Companies Act and as prescribed in the resolutions of the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discrimination against existing or prospective holders of Series A Shares: None

        For a description of the Cumulative First Preferred Shares, Series A, see "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

Cumulative First Preferred Shares, Series B (Series B Shares)

  (a)
  Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single dividend, payable in cash, in an amount to be determined by the directors in accordance with Articles, which dividend, once determined by the directors, shall be paid on the date of conversion of the Series B Shares into Common Shares of the Company. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

  (b)
  Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of the shareholders of the Company, unless the Company shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in the Company's profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (pursuant to which the holders of the Series B Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization of the Company), none.

  (d)
  Rights upon liquidation: In the event of the liquidation, dissolution or reorganization of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

  (e)
  Redemption provisions: Holders of Series B Shares may require the Company to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, the Company may, at its option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by the Company: The directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to law or to the Companies Act and as prescribed in the resolutions of the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discrimination against existing or prospective holders of Series B Shares: None

  For a description of the Cumulative First Preferred Shares, Series B, see "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

4.
For a description of the action necessary to change the rights of holders of the Cumulative First Preferred Shares, see "Section 3, Cumulative First Preferred Shares" above. Under the Companies Act, (i) the Articles of the Company may be amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) the by-laws of the Company may be amended by the Company's directors and ratified by the majority of the vote cast by the shareholders at the meeting.

5.
The by-laws of the Company provide that the annual meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Annual meetings of the shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board, or, provided they are directors of the Company, by the President or any Vice President. Special general meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Special general meetings of the shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board, or, provided they are directors of the Company, by the President or any Vice President.

  For any general meeting, the by-laws of the Company provide that a notice specifying the date, time and place of the meeting and the items to be discussed at the meeting must be sent to each shareholder entitled to vote at that meeting at least twenty-one (21) clear days before the date of such a meeting at the address indicated in the books of the Company. If the convening of any meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 48 hours before such meeting is to be held.

  The Chairman of the Board or, in his absence, the President, if he is a director or, in his absence, one of the Vice Presidents who is a director of the Company shall preside at all meetings of shareholders. If all of the aforesaid officers are absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting.

  The by-laws of the Company provide that the holders of not less than 50.1% of the outstanding shares of the share capital of the Company carrying rights to vote at such meeting, present in person or represented by proxy, shall constitute a quorum for any meeting of shareholders of the Company.

6.
There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires certain "non-Canadian" (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act) to file either an application for review or a post closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that in certain cases an acquisition of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act.

7.
The Articles provide that no share of the Company may be transferred without the consent of the directors expressed in a resolution duly adopted by them. In addition, the number of shareholders of the Company is limited to fifty, exclusive of present or former employees of the Company or a subsidiary.

  A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors.

8.
Not applicable

9.
Not applicable

10.
Not applicable

MATERIAL CONTRACTS

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two years preceding publication of this annual report.

  (a)
  Senior Note Indenture relating to US$715,000,000 11 1/8% Senior Notes due 2011 dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee and Senior Discount Note Indenture relating to US$295,000,000 13 3/4% Senior Discount Notes due 2011 dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee.

    We issued US$715.0 million in aggregate principal amount of 11 1/8% Senior Notes due 2011 and US$295.0 in aggregate principal amount of 13 3/4% Senior Discount Notes due 2011 under indentures dated July 6, 2001 between us and National City Bank, as trustee. The Notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of a least 25% in principal amount at maturity of the then-outstanding Notes may declare all the Notes to be due and payable immediately.

  (b)
  Indenture relating to $150,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999 and Indenture relating to $90,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999.

    In 1997, Sun Media issued two series of 9 1/2% Senior Subordinated Notes due 2007. Sun Media issued the first series, in an aggregate principal amount of US$150.0 million, pursuant to an indenture entered into on February 19, 1997 between Sun Media and United States Trust Company of New York, as trustee. Sun Media issued the second series, in an aggregate principal amount of US$90.0 million, pursuant to a similar indenture dated May 20, 1997. These indentures contained customary restrictive covenants and customary events of default. These Senior Subordinated Notes were fully repaid as part of the refinancing of the indebtedness of Sun Media completed in the first quarter of 2003.

  (c)
  Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc, RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto.

    As of June 29, 2001, we entered into a credit agreement with RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders providing for $605 million (initially for approximately $1.9 billion) revolving and term credit facilities. This credit agreement contains customary restrictive and financial covenants and customary events of default.

    Borrowings of up to $100.0 million and $50.0 million under the revolving credit facilities are to be used to support cross currency interest rate swaps and for general corporate purposes, respectively. The revolving credit facilities are secured by a charge over all of our assets and the assets of certain of our subsidiaries. Borrowings of up to $430.0 million and $25.0 million under the term credit facilities were used to refinance existing indebtedness and to capitalize interest on the term credit facility used to refinance existing indebtedness, respectively. The term credit facilities are secured by a charge over our interests in Vidéotron Telecom and Microcell Telecommunications (the "Non-Core Assets"). Our obligations to pay principal and interest on the term credit facilities are expressly conditioned on our receipt of funds from (i) the disposition of the assets of the Non-Core Assets or (ii) the issuance and sale of our equity securities to Quebecor Inc. and Caisse de dépôt et placement de Québec (which includes Capital CDPQ) sufficient to pay such obligations. The lenders' recourse with respect to the term credit facilities is limited to the assets of our Non-Core Assets and the undertakings given by Quebecor Inc. and Caisse de dépôt et placement de Québec to guarantee certain of our obligations under the revolving and term credit facilities under certain circumstances in proportion to their ownership interests in Quebecor Media.

    As of the end of the 2002 fiscal year, no amount had been drawn under the revolving credit facilities and $429 million was outstanding under the term credit facilities. Immediately after the end of the 2002 fiscal year, Quebecor Inc. contributed approximately $216 million to Quebecor Media in exchange for Cumulative First Preferred Shares, Series B of Quebecor Media, the proceeds of which were used to reduce the term credit facilities.

  (d)
  Credit Agreement dated as of November 28, 2000 among Vidéotron ltée, RBC Dominion Securities Inc., Royal Bank of Canada and the co-arrangers and lenders thereto, as amended.

    On November 28, 2000, Vidéotron entered into a credit agreement with RBC Dominion Securities Inc., as lead arranger and bookrunner, Royal Bank of Canada, as administrative agent and the co-arrangers and lenders thereto providing for approximately $1.6 billion secured revolving and term credit facilities (as amended thereafter). Borrowings under these credit facilities are guaranteed and secured by a first-ranking security interest on all current and future assets of Vidéotron and of the guarantors, pledges of shares by Vidéotron and other security.

    The proceeds of the five-year, $150.0 million revolving credit facility are to be used exclusively for working capital purposes and capital expenditures of Vidéotron, certain of the guarantors (named in this credit agreement) and their respective subsidiaries ("VL Group"), and may not be used to refinance indebtedness. The proceeds of the seven-year, $737.0 million term credit facility were to refinance certain existing indebtedness. The proceeds of the eight-year, $400.0 million term credit facility was primarily used to provide funds to Quebecor Media.

    All advances under the eight-year term credit facility are in US dollars and bear interest at LIBOR plus an applicable margin. All other advances shall be in Canadian dollars alone and bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR plus an applicable margin.

    This credit agreement contains customary restrictive and financial covenants with respect to Vidéotron and each member of the VL Group and customary events of default. It, however, permits Vidéotron to make distributions by way of dividends, share repurchases, purchases of Quebecor Media's preferred shares or loans to Quebecor Media under certain circumstances.

    As of the end of the 2002 fiscal year, an aggregate of approximately $995.8 million had been drawn under these credit facilities.

  (e)
  Amended and Restated Credit Agreement dated as of April 1, 2000 among Sun Media Corporation, Royal Bank of Canada and Credit Suisse First Boston Canada and the lenders thereto, together with the Amending Agreement dated as of March 31, 2001 and the Second Amending Agreement dated as of June 29, 2001.

    On January 5, 1999, Sun Media entered into a credit agreement with Royal Bank of Canada and Merrill Lynch & Co., as joint lead arrangers, Royal Bank of Canada, as administrative agent, Merrill

    Lynch Capital Canada Inc., as syndication agent, Credit Suisse First Boston Corporation, as documentation agent, and the lenders thereto. On February 28, 1999, Sun Media and 2944707 Canada Inc. amalgamated, and on April 1, 2000, this credit agreement was replaced by an amended and restated credit agreement between Sun Media, Royal Bank of Canada, as administrative agent, Credit Suisse First Boston Corporation as documentation agent and the lenders thereto. This amended and restated credit agreement was terminated in the first quarter of 2003 as part of the refinancing of the indebtedness of Sun Media Corporation.

  (f)
  Indenture relating to US$205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 by and among Sun Media Corporation, the Subsidiary Guarantors listed on the signature pages thereto and National City Bank, as trustee, and related Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank.

    On February 7, 2003 Sun Media issued US$205.0 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 under an indenture entered into with National City Bank, as trustee. The notes are unsecured and are due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. The obligations of Sun Media under the Sun Media Notes are guaranteed by all its subsidiaries. The Sun Media Notes are redeemable, at Sun Media's option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Sun Media and its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding Sun Media Notes may declare all the Sun Media Notes to be due and payable immediately.

    The subordination agreement provides that the convertible obligations issued by Sun Media to Quebecor Media on July 9, 2001 and November 28, 2002 shall be subordinated in right of payment to the prior payment in full of the notes, the guarantees and all other senior indebtedness of Sun Media.

  (g)
  Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto, and related Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc.

    On February 7, 2003, as part of the refinancing of its indebtedness, Sun Media entered into a secured credit facility consisting of a five-year revolving credit facility of $75.0 million and a six-year term loan B of US$230.0 million. Borrowings under this credit facility are guaranteed by all subsidiaries of Sun Media that guarantee other indebtedness and secured by a first priority security interest on substantially all of Sun Media's and those subsidiaries' present and future assets and properties.

    All advances under the six-year term loan B are in US dollars and bear interest at LIBOR plus an applicable margin which may fluctuate depending on Sun Media's ratio of total debt to EBITDA. All advances under the five-year revolving credit facility shall be in Canadian dollars and bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR plus an applicable margin which may fluctuate depending on Sun Media's ratio of total debt to EBITDA.

    This secured credit facility contains customary restrictive and financial covenants and customary events of default.

    The subordination agreement for Existing Back-to-Back Securities provides that the convertible obligations Sun Media issued to Quebecor Media on July 9, 2001 and November 28, 2002 shall be subordinated in right of payment to the prior payment in full of the credit facility and all other senior indebtedness of Sun Media.

EXCHANGE CONTROLS

        There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.

        There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

TAXATION

        The following is a summary of certain U.S. federal income tax consequences applicable to an investment in the Notes by a U.S. Holder. This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations, Internal Revenue Service, rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, the term "U.S. Holder" means the beneficial holder of a Note who or that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident alien of the United States;

  •
  corporation, partnership or other entity formed under the laws of the United States or any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "United States persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

        This summary does not cover all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to investors that may be subject to special treatment under U.S. federal income tax law, including:

  •
  dealers in stocks, securities or currencies,

  •
  traders in securities that use a mark-to-market accounting method,

  •
  banks,

  •
  insurance companies,

  •
  tax-exempt organizations,

  •
  persons holding Notes as part of a hedging or conversion transaction or straddles,

  •
  persons deemed to sell Notes under the constructive sale provisions of the Code,

  •
  persons whose functional currency is not the US dollar, and

  •
  direct, indirect or constructive owners of 10% or more of the outstanding voting shares of QMI.

        The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to U.S. Holders who purchase and hold the Notes as "capital assets" within the meaning of the Code, generally, property held for investment.

        You should consult your own tax advisor regarding the Federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the Notes.

Interest on the Notes

        Except as described under "Constant Yield Election" below, interest (other than original issue discount described below) on the Notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for tax purposes. Interest on the Notes will constitute income from sources outside the United States and, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.

Original Issue Discount

        Some or all of the Notes are issued with more than a de minimis amount of original issue discount ("OID"). A U.S. Holder will be required to include such OID in its gross income as described below (regardless of the U.S. Holder's normal method of accounting for tax purposes). In general, OID will be included in a U.S. Holder's income as ordinary interest income as it accrues on the basis of a constant yield to maturity; on this basis, OID is generally includable in income in advance of the receipt of cash representing such OID.

        The total amount of OID on a Note will equal the excess of that Note's "stated redemption price at maturity" over its "issue price". The stated redemption price at maturity of a Note equals the sum of all payments other than any "qualified stated interest" payments, which are payments of stated interest that are unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate (or one or more qualifying floating rates). All other payments, including payments of interest that does not constitute qualified stated interest, will be treated as part of the Note's stated redemption price at maturity. The issue price of a Note is generally equal to the first price at which a substantial number of Notes were sold in the offering of the Notes.

        A U.S. Holder must include in gross income, for all days during its taxable year in which it holds a Note having OID, the sum of the "daily portions" of that OID. The daily portions are determined by allocating to each day in an "accrual period" (generally, the period between interest payments or compounding dates) a pro rata portion of the OID that accrued during such accrual period. The amount of OID that will accrue during an accrual period is the excess of (i) the product of the Note's "adjusted issue price" at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and properly adjusted for the length of the particular accrual period), over (ii) the qualified stated interest allocable to such period. The adjusted issue price of a Note is the sum of its issue price, plus prior accruals of OID, reduced by the total payments made with respect to such Note in all prior periods and on the first day of the current accrual period (other than payments of qualified stated interest). Each payment on a note (other than a payment of qualified stated interest) will be treated as a payment of OID (which was previously includable in income) to the extent that OID has accrued as of the date such payment is due and has not been allocated to prior payments, and any excess will be treated as a payment of principal.

        OID will be sourced and categorized in the same manner as interest income (see "Interest on the Senior Notes" above) for U.S. foreign tax credit purposes.

Market Discount

        Except as described under "Constant Yield Election" below, if a U.S. Holder of a Note purchases it at market discount (generally, at a price below its stated principal amount, or adjusted issue price in the case of a Note having OID) in excess of a de minimis amount and later recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a rateable basis generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to a U.S. Holder to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). In addition, a U.S. Holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the holder disposes of the debt instrument in a taxable transaction.

Acquisition Premium

        A U.S. Holder that purchases a Note at a premium (generally an amount paid in excess of all amounts payable on the instrument after the purchase, other than qualified stated interest) may elect to amortize such excess ("bond premium"). If a U.S. Holder elects to amortize bond premium, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of bond premium allocable, based on the U.S. Holder's yield to maturity, to that year. The election will apply to all debt instruments, other than bonds the interest on which is excludable from gross income, held by the U.S. Holder at the beginning of the first taxable year to which the election applies or later acquired by the holder. The election is irrevocable without the consent of the IRS. Generally, a U.S. Holder that purchases a

Note with bond premium that does not elect to amortize the bond premium will recognize a loss when the Note is sold, exchanged, retired or otherwise disposed of, while the interest from the note will be fully taxable when paid.

Constant Yield Election

        A U.S. Holder may elect to treat all stated and unstated interest, OID and market discount (as adjusted by any acquisition premium) on a Note as OID and calculate the amount includable in gross income under the method described above. The election must be made for the taxable year in which the U.S. Holder acquires the Note, generally applies to all market discount instruments acquired by the U.S. Holder in that taxable year or thereafter, and may not be revoked without the consent of the IRS.

Certain Reporting Requirements

        The Company will report annually to the Internal Revenue Service ("IRS") and to record U.S. Holders of Notes, other than corporations and other exempt holders, the amount of OID accrued with respect to a Note during the calendar year. The amount reported by the Company may not equal the amount of income required to be included in income by a U.S. holder. First, the Company has determined that its rights or obligations to repurchase Notes prior to maturity will not affect the computation of OID on the Notes, but the IRS may challenge that determination and assert that OID should be computed in a different manner. Further, if the Company optionally redeems any of the Notes, then Notes that are not redeemed, if any, will be deemed to have been reissued on the date of such optional redemption solely for purposes of determining accrual of OID on the Notes. Second, a U.S. Holder who purchases a Note after its initial issuance with acquisition premium, bond premium or market discount generally will be required to include in income amounts in respect of the Note that differ from the OID reported to such holder. U.S. Holders who acquire Notes with acquisition premium, bond premium or market discount should consult their tax advisors regarding their Notes, including the availability of certain elections.

Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a Note, measured by the difference, if any, between:

  •
  the amount of cash and the fair market value of any property received, except to the extent that the cash or other property is attributable to the payment of accrued interest (or accrued OID or market discount) not previously included in income, which amount will be taxable as ordinary income; and

  •
  the holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will, in general, equal the holder's cost for the Note, increased by any amounts included in income as OID or market discount and reduced by any amortized bond premium and any cash payments, regardless of whether such payments are denominated as interest or principal.

        Any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the Note has been held or deemed held for more than 12 months at the time of the disposition. Net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a Note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. A U.S. Holder's adjusted tax basis in a Note will generally equal its cost to the U.S. Holder, increased by any OID or market discount included in the U.S. Holder's income with respect to the Note and reduced by the sum of (i) any payment (other than a payment of qualified stated interest) made, and (ii) any bond premium that has reduced the U.S. Holder's income with respect to the Note.

Information Reporting and Backup Withholding

        A U.S. Holder of the Notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments, payments with respect to OID and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalty of perjury within a reasonable time after the request for the TIN;

  •
  furnishes an incorrect TIN;

  •
  fails to report properly interest or dividends; or

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

        A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holder, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

        We will report to the U.S. Holders of Notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

DIVIDENDS AND PAYING AGENTS

        Not applicable.

STATEMENT BY EXPERTS

        Not applicable.

DOCUMENTS ON DISPLAY

        We file reports and other information with the United States Securities and Exchange Commission. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. Any documents referred to in this annual report may also be inspected at our offices at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W5.

SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE INFORMATION ABOUT MARKET RISK

        Quebecor Media uses certain financial instruments such as interest rate swap and cap agreements, and currency swap agreements to manage interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risks associated with Quebecor Media's obligations and are not used for trading or speculation purposes.

        The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown. Weighted average variable rates were based on average interest rates applicable to the loans.

        The market risks faced by Quebecor Media would not be materially different than on December 31, 2002.

	December 31, 2002
				Fair Value
		Year-end Effective Interest Rate
	Years of Maturity		Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in thousands of dollars, except for maturity and percentage information)
Debt:
Revolving bank credit facility(2)	2003-2005	2.81%-4.50%	(51,531)	(51,531)	—	(51,531)
Term bank credit facility(2)	2003-2009	3.80%-5.50%	(1,716,062)	(1,725,010)	8,336	(1,716,674)
Senior Secured Notes(3)(4)	2007	7.59%	(123,755)	(125,851)	—	(125,851)
Senior and Senior Discount Notes(3)	2011	11.50%-13.75%	(1,352,069)	(1,277,847)	103,382	(1,174,465)
Senior Subordinated Notes(3)	2007	8.60%	(214,633)	(242,919)	55,355	(187,564)
Other Debt	2003-2005	6.80%-9.70%	(624)	(624)	—	(624)

			(3,458,674)	(3,423,782)	167,073	(3,256,709)

Interest rate contracts:
Interest rate swap agreements(5)(6)	2003-2006		—	—	(13,394)	(13,394)

(1)
Including the carrying amount of the primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair market values of the bank credit facilities are estimated to approximate carrying values as rates are tied to short-term indexes, except for US$231.4 million that have been converted into a Canadian dollar denominated loan through the use of cross-currency interest rate swap agreements.

(3)
The fair market values of the Senior Secured Notes, Senior Notes, Senior Discount Notes and Senior Subordinated Notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the current foreign exchange rate.

(4)
In July 1995, CF Cable TV Inc., a subsidiary of Vidéotron, issued 9 1/8% Senior Secured First Priority Notes due 2007 (the "Senior Secured Notes"). As of December 31, 2002, $123.8 million of Senior Secured Notes were outstanding.

(5)
The fair values of the interest rate swap agreements are estimated based upon discounted cash flows using applicable current market rates.

(6)
The interest swap agreements cover $415.0 million of the term credit facilities.

	December 31, 2001
				Fair Value
	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in thousands of dollars, except for maturity and percentage information)
Debt:
Revolving bank credit facility(2)	2002-2005	2.29%-4.00%	(44,636)	(44,636)	—	(44,636)
Term bank credit facility(2)	2003-2009	3.59%-4.63%	(1,907,642)	(1,922,917)	11,206	(1,911,711)
Senior Secured Notes(3)(4)	2007	7.59%	(130,323)	(134,220)	—	(134,220)
Senior and Senior Discount Notes(3)	2011	11.50%-13.75%	(1,314,093)	(1,486,678)	(20,554)	(1,507,232)
Senior Subordinated Notes(3)	2007	8.60%	(216,757)	(245,015)	43,390	(201,625)
Other Debt	2002-2005	0%-12.00%	(11,660)	(11,660)	—	(11,660)

			(3,625,111)	(3,845,126)	34,042	(3,811,084)

Interest rate contracts:
Interest rate swap agreements(5)(6)	2002-2006		—	—	(14,414)	(14,414)

Interest rate cap agreements(5)(7)	2002		172	—	—	—

(1)
Including the carrying amount of the primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair market values of the bank credit facilities are estimated to approximate carrying values as rates are tied to short-term indexes, except for US$263.7 million that have been converted into a Canadian dollar denominated loan through the use of cross-currency interest rate swap agreements.

(3)
The fair market values of the Senior Secured Notes, Senior Notes, Senior Discount Notes and Senior Subordinated Notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the current foreign exchange rates.

(4)
In July 1995, CF Cable TV Inc., a subsidiary of Vidéotron, issued 9 1/8% Senior Secured First Priority Notes due 2007 (the "Senior Secured Notes"). As of December 31, 2001, $130.3 million of Senior Secured Notes were outstanding.

(5)
The fair values of the interest rate swap and cap agreements are estimated based upon discounted cash flows using applicable current market rates.

(6)
The interest swap agreements cover $415.0 million of the term credit facilities.

(7)
The carrying amount of the interest rate cap agreements represents the cost to enter into the agreement, which was deferred and is being amortized over the three-year term of the agreement. The interest rate cap agreements cover $100.0 million of the term credit facility.

Material Limitations

        Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

        As of December 31, 2002, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date, and the payment requirements under the credit facility and the Exchange Notes are as follows:

Year Ending December	Thousands $
2003	575,552
2004	194,553
2005	326,154
2006	151,209
2007	489,598
Thereafter	1,769,530

$3,506,596

        On February 7, 2003, Sun Media closed a private placement of Senior Notes maturing in 2013 and bearing interest at 7 5/8%, for a net amount of US$201.5 million, and contracted new bank credit facilities totaling $425.0 million; more than 95% of the principal does not come due until 2008 or 2009. The proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down all Sun Media's debt, on which substantial amortization payments would have been due in 2003 and 2005, and which would have been repayable in full in 2007.

        The Sun Media refinancing enables us to delay, until 2008 and after, some of our payments due on our long-term debt, thereby reducing the amount of our pre-2008 payments due on our long-term debt. Payments due in 2003, 2004, 2005 and 2007 will be reduced by $57.4 million, $76.5 million, $157.0 million and $211.1 million, respectively and payments due in 2006 will increase by $3.5 million. Payments due on our long term debt in the period after five years will increase proportionately.

Qualitative Information About Market Risk

        Quebecor Media's exposure to market risk associated with changes in interest rates relates primarily to debt obligations. Quebecor Media manages interest rate risk by borrowing a combination of fixed and floating rate obligations depending upon market conditions, as well as entering into interest rate swap and cap agreements.

Interest Rate Risk

        Quebecor Media's bank credit facilities bear interest at a floating rate based on bankers' acceptances, the London Interbank Offered Rate (LIBOR) and/or bank prime rate plus the applicable margin. Quebecor Media has entered into a number of interest rate swap and cap agreements to reduce its exposure to changes in interest rates on the bank credit facilities. The interest rate swap agreements have the effect of converting the interest on $415.0 million of the term credit facilities from a floating rate plus the applicable margin, to a weighted average fixed interest rate of 4.65% plus the applicable margin, and converting the interest on US$231.4 million of the term credit facility from a floating rate of LIBOR plus 2.75% to the bankers' acceptances rate plus 3.11% on $365 million. The interest rate cap agreements, which matured in 2002, had the effect of limiting interest on $100.0 million of the term bank credit facility to a maximum of 5.31% plus the applicable margin.

        Furthermore, Sun Media's Senior Subordinated Notes bear interest at a coupon rate of 9.5%, payable in US dollars. The Company has entered into fixed and variable interest rate swap agreements for 100% of the Senior Subordinated Notes. As at December 31, 2002, the effective interest rate on the Notes was 8.6%, reflecting the fair market value premium that was recorded on the date of the Sun Media acquisition by Quebecor Inc. The effect of these interest rate swap agreements is to convert the interest rate on US$118.5 million of Senior Subordinated Notes from a fixed rate of 9.5% to a weighted average fixed interest rate of 9.51% on $161.4 million. These agreements also convert the interest rate on US$32.5 million of Senior Subordinated Notes from a fixed rate of 9.5% per annum to a floating interest rate equal to the bankers' acceptances rate plus 2.94% per annum on $44.3 million.

        The Company's Senior Notes bear interest, payable in cash, of 11.125% on US$715 million. The Senior Discount Notes bear interest at a rate of 13.75% (face amount of US$295 million). The Company has entered into fixed interest rate swap agreements for 100% of the Senior Notes and the Senior Discount Notes. The effect of these interest rate swap agreements is to convert the interest rate on the Senior Notes from a fixed rate of 11.125% to a fixed interest rate of 11.9% on $1,090.8 million, and to convert the interest rate of the Senior Discount Notes from 13.75% to 14.6%.

Foreign Currency Exchange Risk

        Virtually all of Quebecor Media's revenue is received in Canadian dollars and, as a result, has relatively little exposure to foreign currency exchange risk with respect to sales made. However, the Company's Senior Secured Notes, Senior Notes, Senior Discount Notes, Senior Subordinated Notes and US$231.4 million of the term credit facility are denominated in US dollars and any interest, principal and premium thereon must be paid in US dollars. The Company has entered into foreign exchange swap agreements for 100% of those US dollar- denominated debt obligations, except for the Senior Secured Notes of CF Cable TV Inc. which are not hedged.

Therefore, fluctuations of the Canadian dollar against the U.S. dollar will generate foreign exchange economic gains or losses on the Senior Secured Notes exclusively.

Commodity Price Risk

        The Newspapers segment has signed various purchase contracts with newsprint manufacturers at current market price less a volume discount. Management mitigates the commodity price risk through a centralized purchase department in order to benefit from volume rebates based on total consumption requirements of its different newsprint operations.

Credit Risk

        Concentrations of credit risk with respect to trade receivables are limited due to the Company's diverse operations and large customer base. As of December 31, 2002, Quebecor Media had no significant concentrations of credit risk. The Company believes that the product and diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of a potential change in its local market or product-line demand.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        These have been no material modifications to the rights of security holders.

USE OF PROCEEDS

        Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

        The Company's Chief Executive Officer and interim Chief Financial Officer have concluded, based on their evaluation as of a date within 90 days of the filing date of this report, that the Company's disclosure controls and procedures (as defined in 13a-14 of the Securities Exchange Act of 1934, as amended) are effective. There have been no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16 — [RESERVED]

        Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

        The audited consolidated balance sheets of the Company, as of December 31, 2002 and 2001 and the consolidated statements of operations, (deficit) retained earnings and cash flows of the Company for the years ended December 31, 2002, 2001 and 2000, including the notes thereto and together with the auditors' report thereon, are included at pages F1 to F43 to this annual report.

ITEM 18 — FINANCIAL STATEMENTS

        Not applicable.

ITEM 19 — EXHIBITS

EXHIBITS

        The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
*1.1	Articles of Incorporation of Quebecor Media Inc. (translation).
1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation).
*1.3	By-laws of Quebecor Media Inc. (translation).
*2.1	Form of Senior Note (included in Exhibit A to Exhibit 2.3 below).
*2.2	Form of Senior Discount Note (included in Exhibit A to Exhibit 2.4 below).
*2.3	Senior Note Indenture dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee.
*2.4	Senior Discount Note Indenture dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee.
*2.5
Indenture relating to $150,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999.
*2.6
Indenture relating to $90,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999.
*2.7	Form of 9 1/2% Senior Subordinated Notes due 2007 (included in Exhibit A to Exhibit 2.5 above).
*2.8	Form of 9 1/2% Senior Subordinated Notes due 2007 (included in Exhibit A to Exhibit 2.6 above).
**2.9	Indenture relating to $205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 among Sun Media Corporation, the subsidiary guarantors signatory thereto and National City Bank, as trustee.
**2.10	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit A to Exhibit 2.9 above).
**2.11	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank.
*3.1	Shareholders' Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ Inc. and Quebecor Media, together with a summary thereof in the English language.
*3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ Inc. (translation).

*4.1
Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron ltée and National Bank of Canada for the property located at 300 Viger Avenue East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language.
*4.2	Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc, RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto.
*4.3
Credit Agreement dated as of November 28, 2000 among Vidéotron ltée, RBC Dominion Securities Inc., Royal Bank of Canada and the co-arrangers and lenders thereto, together with the First Amending Agreement dated as of January 5, 2001 and the Second Amending Agreement dated as of June 29, 2001.
*4.4
Amended and Restated Credit Agreement dated as of April 1, 2000 among Sun Media Corporation, Royal Bank of Canada and Credit Suisse First Boston Canada and the lenders thereto, together with the Amending Agreement dated as of March 31, 2001 and the Second Amending Agreement dated as of June 29, 2001.
*4.5	Newsprint Supply Agreement dated as of January 1, 2000 among Sun Media Corporation, Donohue Forest Products and Quebecor Printing Inc., together with an English summary of the agreement.
**4.6
Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto.
**4.7	Subordination Agreement for Existing Back-To-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc.
8.1	Subsidiaries of Quebecor Media Inc. as of March 1, 2003.
10.1	Certification of Chief Executive Officer of Quebecor Media Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Certification of the interim Chief Financial Officer of Quebecor Media Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Previously filed in, and incorporated by reference to, Quebecor Media Inc.'s Registration Statement on Form F-4 (Registration Statement No. 333-13792)

**
Previously filed in, and incorporated by reference to, Sun Media Corporation's Registration Statement on Form F-4 (Registration Statement No. 333-103998)

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Louis Saint-Arnaud

Name: Louis Saint-Arnaud
Title: Vice President, Legal Affairs and Secretary

Dated: March 31, 2003

CERTIFICATION

I, Pierre Karl Péladeau, certify that:

1.
I have reviewed this annual report on Form 20-F of Quebecor Media Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Pierre Karl Péladeau

Pierre Karl Péladeau
Chief Executive Officer

CERTIFICATION

I, Claude Hélie, certify that:

1.
I have reviewed this annual report on Form 20-F of Quebecor Media Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Claude Hélie

Claude Hélie
Interim Chief Financial Officer

Consolidated Financial Statements of

         QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Years ended December 31, 2002, 2001 and 2000

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.

        We have audited the consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2002 and 2001 and the consolidated statements of operations, (deficit) retained earnings and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

(Signed KPMG LLP)
Chartered Accountants
Montréal, Canada
February 7, 2003

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000
(in thousands of dollars)

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Revenues	$2,274,862	$1,841,362	$1,243,583
Cost of sales and selling and administrative expenses	1,669,941	1,432,479	1,047,778

Operating income before undernoted items	604,921	408,883	195,805
Amortization	(245,491)	(164,280)	(41,228)
Financial expenses (note 2)	(322,357)	(287,772)	(96,437)
Reserve for restructuring of operations and special charges (note 3)	(39,337)	(152,113)	(106,593)
Write-down of goodwill (note 3 (g))	(187,035)	(146,930)	(126,865)
Gains on sale of businesses and other assets and gains on dilution	3,577	1,479	19,872

Loss before income taxes	(185,722)	(340,733)	(155,446)
Income taxes (credit) (note 4)	13,409	(4,540)	17,326

	(199,131)	(336,193)	(172,772)
Equity (loss) income from non-consolidated subsidiaries (note 5)	—	(17,477)	2,842
Non-controlling interest	(14,767)	36,441	12,337

Loss before amortization of goodwill	(213,898)	(317,229)	(157,593)
Amortization of goodwill, net of non-controlling interest	—	(126,941)	(35,396)

Net loss	$(213,898)	$(444,170)	$(192,989)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS

Years ended December 31, 2002, 2001 and 2000
(in thousands of dollars)

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Balance at beginning of year
As previously reported	$(411,485)	$19,934	$215,448
Restatement due to a change in accounting policy regarding foreign currency translation (note 1 (b) (ii))	(10,226)	2,525	—

As restated	(421,711)	22,459	215,448
Restatement due to a change in accounting policy regarding goodwill (note 1(b) (i))	(2,144,344)	—	—

	(2,566,055)	22,459	215,448
Net loss	(213,898)	(444,170)	(192,989)

Balance at end of year	$(2,779,953)	$(421,711)	$22,459

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000
(in thousands of dollars)

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Cash flows related to operations:
Net loss	$(213,898)	$(444,170)	$(192,989)
Adjustments for:
Amortization of property, plant and equipment	221,506	156,409	39,937
Amortization and write-down of goodwill and deferred charges	211,020	289,392	174,469
Amortization of deferred financing costs and long-term debt discount	48,381	48,972	6,316
Non-monetary compensation charges	5,661	25,404	40,197
Write-down of temporary investments and a property	22,258	99,776	54,600
Interest on redeemable preferred shares	21,650	3,438	—
Gains (losses) on foreign currency translation on long term debt	(2,211)	17,066	—
Gains on sale of businesses and other assets and gains on dilution	(1,696)	(3,728)	(23,475)
Future income taxes	14,317	(7,830)	765
Equity loss (income) from non-consolidated subsidiaries	—	17,477	(2,842)
Non-controlling interest	14,767	(44,091)	(23,254)
Other	720	(13,511)	6,163

	342,475	144,604	79,887
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	58,744	137,191	(105,974)

Cash flows provided by (used for) operations	401,219	281,795	(26,087)
Cash flows related to financing activities:
Net decrease in bank indebtedness	(24,932)	(10,627)	(343,031)
Issuance of long-term debt	25,783	2,103,440	2,062,613
Repayment of long-term debt	(225,091)	(2,152,870)	(168,171)
Deferred financing costs	—	(41,542)	(24,208)
Proceed from issuance of capital stock	31,869	417,500	3,687,057
Dividends paid to non-controlling shareholders	(5,879)	(1,331)	(1,292)
Decrease in advances receivable from parent company	4,262	2,468	118,637
Issuance of capital stock by subsidiaries	—	1,627	59,407

Cash flows (used by) provided by financing activities	(193,988)	318,665	5,391,012
Cash flows related to investing activities:
Business acquisitions and disposals, net of cash and cash equivalents acquired (note 6)	(14,189)	(379,273)	(5,296,420)
Proceeds from disposal of businesses	6,745	—	—
Acquisitions of property, plant and equipment	(141,550)	(123,760)	(42,945)
Additions to others assets	(27,971)	(17,194)	(31,870)
Net decrease in amounts receivable from non-consolidated subsidiaries	—	—	22,237
(Increase) decrease of temporary investments	(68,108)	43,890	(23,962)
Proceeds from disposal of assets	12,656	76,999	16,335
Interests charges capitalized to investments in subsidiaries held for resale	—	(27,456)	(5,610)
Others	5,975	(11,346)	22,520

Cash flows used by investing activities	(226,442)	(438,140)	(5,339,715)

Net (decrease) increase in cash and cash equivalents	(19,211)	162,320	25,210
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(284)	(726)	(2,352)
Cash and cash equivalents at beginning of year	207,773	46,179	23,321

Cash and cash equivalents at end of year	$188,278	$207,773	$46,179

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

Years ended December 31, 2002, 2001 and 2000
(in thousands of dollars)

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Additional information on the consolidated statements of cash flows:
Changes in non-cash balances related to operations (net of the effect of business acquisitions and disposals):
Accounts receivable	$10,655	$18,031	$359
Inventories and investments in televisual products and movies	9,850	3,767	804
Accounts payable and accrued charges	36,983	92,226	(78,972)
Other	1,256	23,167	(28,165)

	$58,744	$137,191	$(105,974)

Cash interest payments	$123,583	$198,005	$84,477
Cash payments for income taxes	27,551	13,520	30,191

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001
(in thousands of dollars)

	2002	2001
		(restated, note 1 (b) (ii))
Assets
Current assets:
Cash and cash equivalents (note 20)	$188,278	$207,773
Temporary investments (market value of $87,856 ($34,260 in 2001))	87,798	32,548
Accounts receivable (note 7)	329,764	340,602
Income taxes receivable	28,781	12,786
Inventories and investments in televisual products and movies (note 8)	156,922	166,750
Prepaid expenses	18,570	21,689
Future income taxes (note 4)	31,870	22,440

	841,983	804,588
Portfolio investments (market value of $15,867 ($15,188 in 2001))	15,867	15,188
Advances receivable from parent company, without terms of repayment, prime rate less 1.4%	26,094	30,356
Property, plant and equipment (note 10)	1,680,306	1,818,579
Goodwill, (notes 1 (b) (ii) and 11)	3,883,366	6,240,270
Future income taxes (note 4)	97,867	84,891
Other assets (note 12)	239,167	267,941

	$6,784,650	$9,261,813

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$13,143	$38,075
Accounts payable and accrued charges	699,232	682,812
Income and other taxes	9,340	12,352
Advances payable to parent company and companies under common control	22,628	2,550
Future income taxes (note 4)	857	926
Current portion of long-term debt (notes 13 and 22)	575,552	15,051

	1,320,752	751,766
Long-term debt (notes 13 and 22)	2,931,044	3,680,337
Redeemable preferred shares (note 14)	254,233	232,583
Other liabilities	51,409	47,891
Future income taxes (note 4)	258,464	239,264
Non-controlling interest (note 15)	195,144	210,665
Shareholders' equity:
Capital stock (note 16)	1,341,836	3,984,967
Contributed surplus (notes 4 and 16)	3,214,562	538,559
Deficit	(2,779,953)	(421,711)
Translation adjustment	(2,841)	(2,508)

	1,773,604	4,099,307

Commitments and contingencies (note 18)
Subsequent events (note 22)
	$6,784,650	$9,261,813

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors,
(Signed) JEAN NEVEU, Director	(Signed) SERGE GOUIN, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2002, 2001 and 2000
(in thousands of dollars)

Quebecor Media Inc. (the "Company") operates in the following industry segments: Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals. The Cable Television segment offers services in television distribution in Canada and also operates in the Internet access provider industry. The Newspapers segment includes the publishing and distribution of daily and weekly newspapers, principally in Canada, and also in the State of Florida in the United States. The Broadcasting segment operates French-language general-interest television networks, specialized television networks and magazine publishing in Canada. The Leisure and Entertainment segment, which has operations solely in Canada, combines book publishing, retail sales and the rental of videocassettes, DVD and games, and book and music distribution. The Business Telecommunications segment operates in Canada and offers to enterprises, through its network, business-to-business connections, Internet connections, website hosting and telephone services through its network. The Web Integration/Technology segment offers e-commerce solutions through a combination of strategy, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States and Europe. The Internet/Portals segment operates Internet sites in Canada, including French-language and English-language portals and specialized sites.

        These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before amortization, financial expenses, reserve for restructuring of operations and special charges, write-down of goodwill, gains on sale of businesses and other assets and gains on dilution.

        The accounting policies of each segment are identical to the accounting policies used for the consolidated financial statements.

        Segment income includes income from sales to third parties and intersegment sales. These sales are accounted for at prices similar to those prevailing on the open market.

	2002	2001	2000
Revenues:
Cable Television	$715,647	$476,484	$—
Newspapers	853,610	838,135	850,087
Broadcasting	323,355	114,657	39,430
Leisure and Entertainment	244,550	260,053	225,407
Business Telecommunications	91,933	14,567	—
Web Integration/Technology	79,787	129,128	127,485
Internet/Portals	26,759	27,423	11,585
Head Office	2,191	4,838	—
Intersegment	(62,970)	(23,923)	(10,411)

	$2,274,862	$1,841,362	$1,243,583

	2002	2001	2000
Operating income before amortization, financial expenses, reserve for restructuring of operations and special charges, write-down of goodwill and gains on sale of businesses and other assets and gains on dilution:
Cable Television	$262,683	$183,160	$—
Newspapers	222,333	200,844	205,327
Broadcasting	78,898	28,718	(4,468)
Leisure and Entertainment	28,972	28,774	17,916
Business Telecommunications	27,291	4,074	—
Web Integration/Technology	(10,736)	(15,384)	146
Internet/Portals	(2,582)	(21,450)	(21,680)

	606,859	408,736	197,241
General corporate (expenses) income	(1,938)	147	(1,436)

	$604,921	$408,883	$195,805

	2002	2001	2000
Amortization:
Cable Television	$151,316	$100,160	$—
Newspapers	27,035	25,692	25,643
Broadcasting	10,766	3,690	2,197
Leisure and Entertainment	10,582	13,621	4,773
Business Telecommunications	35,053	5,911	—
Web Integration/Technology	4,712	5,420	4,127
Internet/Portals	3,762	6,739	4,361
Head Office	2,265	3,047	127

	$245,491	$164,280	$41,228

	2002	2001	2000
Additions to property, plant and equipment:
Cable Television	$93,060	$84,027	$—
Newspapers	10,309	19,207	19,805
Broadcasting	6,300	1,695	1,755
Leisure and Entertainment	9,552	10,104	5,968
Business Telecommunications	20,871	4,203	—
Web Integration/Technology	1,333	3,602	8,958
Internet/Portals	100	902	6,399
Head Office	25	20	60

	$141,550	$123,760	$42,945

	2002	2001
		(restated, note 1 (b) (ii))
Assets:
Cable Television	$3,918,341	$6,057,620
Newspapers	1,539,454	1,485,429
Broadcasting	507,406	501,491
Leisure and Entertainment	191,804	181,376
Business Telecommunications	325,307	589,324
Web Integration/Technology	89,647	150,354
Internet/Portals	33,176	92,271
Head Office	179,515	203,948

	$6,784,650	$9,261,813

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Tabular amounts are expressed in thousands of dollars.)

  The Company is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc.

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles. The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 23.

  (a)
  Basis of presentation:

    The consolidated financial statements include the accounts of Quebecor Media Inc. and all its subsidiaries (the "Company"). The Company has been incorporated in August 2000 and was owned at 100% by Quebecor Inc. In October 2000, Quebecor Inc. transferred its wholly-owned subsidiary, Quebecor Communications Inc. in exchange for share of the Company. This transfer has been accounted for by the continuity-of-interest method and, consequently, the historical value of the subsidiary's net assets at the moment of the transfer was used. Consequently, corresponding figures for 2000, from January to October represent those of Quebecor Communications Inc.'s consolidated financial statements.

  (b)
  Changes in accounting policies:

    The Company has changed certain accounting policies to comply with new standards of the Canadian Institute of Chartered Accountants ("CICA").

    (i)
    Business combinations, goodwill and other intangible assets

    In August 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets. For business combinations consummated on or before June 30, 2001, the Company adopted in 2002 the new recommendations of the CICA Handbook. Under those new recommendations, goodwill and intangible assets with indefinite useful lives are not amortized and other identified intangible assets are amortized. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

    As at December 31, 2001, the Company had unamortized goodwill of $6,240,270,000. For the year ended December 31, 2002, this change in accounting policy resulted in a reduction of $163,420,878 in amortization expense related to goodwill, net of non-controlling interest. The following summarizes the effect of the accounting change if it was applied retroactively:

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Net loss, as reported	$(213,898)	$(444,170)	$(192,989)
Goodwill amortization, net of non-controlling interest	—	168,480	59,705

Net loss, adjusted	$(213,898)	$(275,690)	$(133,284)

    Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

    Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in statement of operations for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

    In accordance with the transitional provision of Section 3062, an impairment loss resulting from the first application of the recommendations, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. During the year ended December 31, 2002, the Company recorded a goodwill impairment loss for each of its reporting units having a carrying amount exceeding its fair value. Accordingly, the opening balance of goodwill was reduced by $2,163,118,000 and opening retained earnings were reduced by $2,144,344,000, net of non-controlling interest of $18,774,000.

    The opening balance of goodwill for each reporting unit is reduced as follow:

	Balance as at January 1, 2002 as previously reported	Restatement due to a change in accounting policy	Balance as at January 1, 2002 as restated
Cable Television	$4,604,172	$(1,936,000)	$2,668,172
Newspapers	1,000,483	—	1,000,483
Broadcasting	164,289	—	164,289
Leisure and Entertainment	98,232	—	98,232
Business Telecommunications	273,437	(164,910)	108,527
Web Integration/Technology	29,179	(20,424)	8,755
Internet/Portals	70,478	(41,784)	28,694

Total	$6,240,270	$(2,163,118)	$4,077,152

    (ii)
    Foreign currency translation

    In November 2001, the CICA approved changes to Section 1650 of the CICA Handbook, Foreign Currency Translation, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. These changes harmonize Canadian and United States generally accepted accounting principles concerning translation gains and losses on long-lived monetary items. During the year ended December 31, 2002, the Company adopted the new recommendation retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted, as at December 31, 2001, in a decrease in other assets and an increase in deficit in the amount of $10,226,000. Opening retained earnings in 2001 increased by $2,525,000 and the net loss for the year ended December 30, 2001 increased by $12,751,000. Net loss for the year ended December 31, 2002 decreased by $ 2,211,000 with the adoption of this change in accounting policy.

  (c)
  New accounting policy:

    Stock-based compensation

    Effective January 1, 2002, the Company adopted the new recommendations of Section 3870 of the CICA Handbook, Stock-based Compensation and Other Stock-based Payments, with respect to the accounting for stock-based compensation. The new recommendations are applied prospectively to all stock-based payments to employee awards that are direct awards of stock or call for settlement in cash or other assets, at the option of the employee, including stock appreciation rights, granted on or after January 1, 2002. In the case of grants outstanding at January 1, 2002, the new recommendations are applied retroactively, without restatement. This modification had no impact on retained earnings as at January 1, 2002.

    In conformity with the new recommendations, the Company accounts for all stock-based payments to employee awards that are direct awards of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. No compensation cost is recorded for all other stock-based employee compensation awards and in this case, consideration paid by employees on the exercise of stock options is recorded as capital stock. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in each year as operating expenses. Changes in the fair value between the grant date and the measurement date result in a change in the measure of compensation cost. For the employee share purchase plans of the Company's subsidiaries, the contribution paid by those subsidiaries on behalf of employees is considered a compensation expenses. The contribution paid by employees for the purchase of shares is credited to the capital stock.

  (d)
  Foreign currency translation:

    Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items, and using the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

    Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income.

  (e)
  Use of estimates:

    The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of net recoverable amount, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and the determination of the fair value of financial instruments. Actual results could differ from those estimates.

  (f)
  Revenue recognition:

    Revenues are recognized when services are provided. At time of billing, the portion of unearned revenue is recorded under "Deferred revenue". Amounts received for services not yet provided, are recorded under "Prepaid services".

    Initial hook-up revenues of the Cable Television segment are recognized as revenues to the extent of direct selling costs incurred. The remainder, if any, is deferred and amortized to income over the estimated period that subscribers are expected to remain connected to the network. Direct selling costs include commissions, the portion of the salesperson's compensation for obtaining new subscribers, local advertising targeted for the acquisition of new subscribers and the cost of processing documents related to new subscribers acquired.

    Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized once the broadcasting of the advertisement has occurred. Revenues generated by the sale of distribution rights, shares in productions and the broadcast of televisual products are recognized when a contract has been signed under which the distribution rights are irrevocably transferred to the licensee and when there is reasonable certainty that the revenue will be recovered. In the case of a televisual product, the revenues are recognized according to the percentage of completion. Under this method, production income and profits are recognized proportionally to the percentage of completion of work. The non-cash portion of those revenues is presented under the "productions in progress" heading.

    Operating revenues from contract services of the Business Telecommunications segment, are recognized over the duration of the contract, using the straight-line method.

    The Web Integration/Technology segment generates revenues primarily under long-term contracts related to the development of web integration, e-commerce, automated publishing solutions and from engineering projects. Revenue from fixed-cost solutions or projects is recognized using the percentage-of-completion method, whereby revenue is recorded at the estimated realizable value of work completed to date. Estimated losses on contracts are recognized when they become known. Revenue from consulting and outsourcing services are generally billed based on time incurred to perform the service. Work in process is established for services rendered which have not yet been billed.

  (g)
  Cash and cash equivalents:

    Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

  (h)
  Temporary investments:

    Temporary investments are recorded at the lower of cost and market value. Temporary investments consist of commercials papers bearing interest from 2.61% to 2.87% and maturing in April and May 2003.

  (i)
  Tax credits and government assistance:

    The subsidiary, TVA Group Inc., may take advantage of several government programs designed to support production and distribution of televisual products and movies in Canada. The financial aid for production is accounted for as revenue in compliance with the subsidiary's accounting principle for the recognition of revenue from completed televisual products and movies. The financial aid for broadcast rights is applied against investments in televisual products and used directly to reduce operating expenses during the year.

  (j)
  Inventories:

    Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market value, except for some retail inventories related to the Leisure and Entertainment segment which are valued at net realizable value less standard margin. Net realizable value represents the market value for all inventories, except for raw materials and supplies for which market value is replacement cost.

  (k)
  Investment in televisual products and movies:

  (i)
  Programs produced and productions in progress:

    Programs produced and productions in progress relate to broadcast activities. Programs produced and productions in progress are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to operating expenses when the program is broadcast or when a loss can be estimated.

    (ii)
    Broadcast rights:

    Broadcast rights are essentially contractual rights allowing limited or unlimited broadcast of televisual products or movies. These broadcast rights, along with the corresponding liability, are recorded at the time the license contract comes into effect and the product is ready for broadcast. These rights are amortized on the broadcast of televisual products and movies, using a depreciation method based on estimated potential revenues and the estimated number of screenings. The value of broadcasting rights is reduced when a permanent impairment in value is recognized.

    (iii)
    Productions and distribution rights:

    Productions and distribution rights refer to the production and distribution of televisual products and movies. Productions and distribution rights are valued at the lower of amortized cost and net realizable value. The cost includes production cost and costs attributable to editing and other activities that provide a future economic benefit. The net realizable value of production and distribution rights represents the subsidiary's share of future estimated revenues to be derived thereof, net of future costs. Production and distribution rights are amortized according to the proportion of gross revenue earned to total forecasted gross revenue. Estimates of revenues are examined periodically by management and revised, as necessary, based on management's assessment of current market conditions. The value of amortized costs is reduced to net realizable value, as necessary, based on the assessment. The amortization of production and distribution rights is included in operating expenses.

  (l)
  Long-term investments:

    Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company's operations. Investments in companies subject to significant influenced are accounted for by the equity method. Investments in other affiliated companies are accounted for by the cost method.

  (m)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognized and, if realization is not considered "more likely than not", a valuation allowance is provided.

  (n)
  Property, plant and equipment:

    Property, plant and equipment are stated at cost, net of government grants and investment tax credits which are accounted for when qualified expenditures are incurred. Cost represents acquisition or construction costs, including preparation, installation and testing charges and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of construction and connecting programs for the receiving and distribution networks of cable television, cost includes equipment, direct labour, administrative overhead and financial expenses relating to the projects to construct and connect receiving and distribution networks. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are charged to operating expenses.

    Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Asset	Estimated useful life
Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunications networks	3 to 20 years

    Leasehold improvements are amortized over the terms of the leases.

  (o)
  Deferred charges, financing fees, subsidies on equipment and non-monetary compensation charges:

    Deferred charges are recorded at cost and include development costs related to new specialty services and pre-operating expenditures that are amortized when commercial operations begin using the straight-line method over periods of three to five years. Management reviews periodically the value and amortization period of deferred charges. A permanent decline, if such be the case, will be determined based on future undiscounted cash flows. The financing fees related to long-term financing are amortized using the straight-line method over the term of the related long-term debt. Subsidies on equipment, obtained after deducting the selling price sold to customers from the cost of the equipment, are deferred and amortized on a straight-line basis over a three-year period. The deferred non-monetary compensation charges, which represent part of the purchase price paid for a company in shares, which are escrowed and transferred when the minimum period of employment from selling shareholders comes to an end, is amortized proportionally over the minimal period of employment from selling shareholders.

  (p)
  Broadcasting licenses:

    Licenses represent the acquisition cost of acquiring rights to operate broadcasting stations. Management reviews periodically the unamortized amount of its licenses to determine whether it will be able to recover them in the long-term, by comparing them with future discounted cash flows.

  (q)
  Derivative financial instruments:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

    The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

    The Company enters into foreign exchange forward contracts and cross currency swaps to hedge certain of its long-term debt. Foreign exchange translation gains and losses are deferred and recorded under other assets or other liabilities. The forward premium or discount on forward foreign exchange contracts and the interest component of the cross-currency swaps are amortized as an adjustment to interest expenses over the term of the forward contract.

    The Company also enters into interest rate swaps in order to manage the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

    Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

  (r)
  Pension plans and postretirement benefits:
  (i)
  Pension plans

    The Company offers defined benefit pension plans and defined contribution pension plans to some employees. Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service. Pension plan expense is charged to operations and includes:

      •
      The cost of pension plan benefits provided in exchange for employees' services rendered during the year;

      •
      The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

      •
      The amortization of prior service costs over the expected average remaining service life of the employee group covered by the plans; and

      •
      The interest cost of pension plan obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

    (ii)
    Postretirement benefits

    The Company offers health, life and dental insurance plans to some retired employees. The Company accrues the cost of postretirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

  (s)
  Comparative figures:

    Certain comparative figures for the years 2001 and 2000 have been reclassified to conform with the presentation adopted for the year ended December 31, 2002.

    \

2.    FINANCIAL EXPENSES:

	2002	2001	2000
		(restated, note 1 (b) (ii))
Interest on long-term debt	$255,799	$273,763	$81,394
Interest on redeemable preferred shares	21,650	3,438	—
Interest on bank indebtedness	200	815	474
Investment income	(6,945)	(23,086)	—
Amortization of deferred financing costs and long-term debt discount	48,381	48,972	6,316
(Gains) losses on foreign currency translation on long-term debt	(2,211)	17,066	—
Interest on advances payable and due to parent company	—	—	14,127
Interest on note receivable from parent company	(762)	(1,555)	—
Other	6,245	(4,185)	(264)

	322,357	315,228	102,047
Interest capitalized to investments in subsidiaries held for resale	—	(27,456)	(5,610)

	$322,357	$287,772	$96,437

3.    RESERVE FOR RESTRUCTURING OF OPERATIONS AND SPECIAL CHARGES:

  This item includes the following:

  (a)
  Web Integration/Technology segment

    During the year ended December 31, 2002, the Web Integration/Technology segment recorded reserves for the restructuring of its operations in response to the continued adverse market conditions existing within the telecommunications industry. The reserve for restructuring amounts to $5,645,000 ($3,689,000 and $3,055,000 for the years ended December 31, 2001 and 2000, respectively) and includes severance costs, assets write-down and other restructuring charges. Also, during the course of 2002, the Web Integration/Technology segment reversed an amount of $792,000, part of the 2001 reserve for restructuring, since the 2001 program was nearly completed. Accordingly, during the year ended December 31, 2002, the Web Integration/Technology segment utilized $5,713,000 of the reserve for restructuring of its operations ($5,341,000 for the year ended December 31, 2001). Amounts of $542,000 and $1,403,000, respectively were still included in accounts payable and accrued charges regarding this reserve for restructuring of operations as at December 31, 2002 and 2001. The remaining balance is expected to be paid within one year.

    During the year ended December 31, 2002, the Web Integration/Technology segment also recorded a non-monetary compensation charge of $5,661,000 ($25,404,000 and $40,197,000 for the years ended December 31, 2001 and 2000, respectively) relative to escrowed shares to be remitted to selling shareholders of acquired companies. The escrowed shares are transferred when the minimum period of employment from selling shareholders comes to an end.

  (b)
  Internet/Portals segment

    During the year ended December 31, 2002, the Internet/Portals segment recorded a reserve for the restructuring of operations of $1,450,000 ($5,444,000 and 8,741,000 respectively for the years ended December 31, 2001 and 2000). The reserve is in connection with the reorganization of the business segment. This reserve include severance costs, asset write-downs and other restructuring charges. As at December 31, 2002, $322,000 ($1,425,000 as at December 31, 2001) is still included in accounts payable and accrued charges regarding this reserve for the restructuring of operations.

    Also, during the year ended December 31, 2002, the Internet/Portals segment reversed a portion of the reserve for the restructuring of its operations, amounting to $669,000 related to the 2001 and 2000 restructuring programs, since these programs were nearly completed.

    In addition, during the course of 2002, the Internet/Portals segment concluded an agreement with the Société de Développement de Montréal regarding the legal soundness of its Cité du Multimédia lease. Accordingly, the Internet/Portals segment reversed a reserve amounting to $755,000 regarding this litigation.

  (c)
  Broadcasting segment

    During the year ended December 31, 2002, the Broadcasting segment recorded a reserve for restructuring of its operations of $2,991,000 in connection with the reorganization of its operations. This reserve included costs related to severance payments to employees. As at December 31, 2002, the entire reserve for the restructuring of operations had been used.

  (d)
  Newspapers segment

    During the year ended December 31, 2002, the Newspapers segment implemented restructuring initiatives, which resulted in the termination of approximately 60 employees throughout several divisions. As a result, the Newspapers segment recorded a restructuring charge of $2,195,000 for the year ended December 31, 2002, related to severance and other personnel-related costs. As at December 31, 2002, a restructuring accrual of $1,200,000 was included in accounts payable and accrued charges, for the 2002 restructuring program.

    During the year ended December 31, 2001, the Newspapers segment also recorded, a reserve for the restructuring of operations due to market conditions prevailing in this business segment. This reserve has been created as a result of work-force reduction and amounts to $17,800,000. The work-force reduction affects all geographic areas and all departments of the segment, as well as employees at all levels. This reserve includes primarily amounts paid in severance pay, related employee benefits, and other amounts payable to these employees. As at December 31, 2002, an amount of $7,158,000 still remains recorded in accounts payable and accrued charges regarding this reserve for the restructuring of operations related to the 1994, 1996 and 1997 restructuring programs.

  (e)
  Business Telecommunications segment:

    During the year ended December 31, 2002, the Business Telecommunications segment recorded a reserve for litigations amounting to $1,353,000. This reserve is related to litigations following the implementation of the 2001 restructuring of operations program, and includes an accrual for legal fees and an accrual for settlements. As at December 31, 2002, this reserve is included in the accounts payable and accrued charges, and is expected to be paid out within one year.

  (f)
  Head office and others

    During the year ended December 31, 2002, a write-down of temporary investments of $12,858,000 ($99,776,000 and $54,600,000 for the years ended December 31, 2001 and 2000 respectively) and of a portfolio investments of $400,000 were recognized in order to record these assets at the lower of cost and fair market value.

    Also, during the year ended December 31, 2002, the Company recorded a write-down of $9,000,000 on one of its properties, in order to record this property at the lower of amortized cost and net realizable value.

  (g)
  Write-down of goodwill

    During the year ended December 31, 2002, management wrote off a portion of the goodwill related to Mindready Solutions Inc., Web Integration/Technology segment, in an amount of $8,894,000, following the restructuring program for this subsidiary.

    As at October 31, 2002, the Company completed its annual goodwill test for impairment and recorded an impairment loss for each of its reporting units having a carrying amount exceeding its fair value. This impairment loss amounted to $68,000,000 and $107,627,000 and $2,514,000, respectively, for its Cable Television segment, Business Telecommunications segment and its Internet/Portals segment.

    During the year ended December 31, 2001, management decided, given the economic slowdown affecting its Internet/Portails segment that a portion of the goodwill related to this segment had to be written down. A total amount of $118,452,000 ($54,000,000 in 2000) was recorded.

    During 2001, management determined, given the economic slowdown that a portion of the goodwill related to different business units of the Web Integration/Technology segment had to be written down. In 2000, a write-down was also taken, following the decision to close some business units in this segment. A total amount of $28,478,000 ($72,865,000 in 2000) was recorded.

4.    INCOME TAXES:

	2002	2001	2000
Current	$(908)	$3,290	$16,561
Future	14,317	(7,830)	765

	$13,409	$(4,540)	$17,326

  The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company and its subsidiaries in the determination of the consolidated net loss:

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Statutory tax rate	35.2%	36.4%	37.6%
Increase (reduction) resulting from:
Effect of non-deductible charges and/or resulting from tax rate reduction	(40.9)	(24.5)	(45.0)
Change in valuation allowance	(7.5)	(9.6)	(8.1)
Other	6.0	(1.2)	(0.4)

Effective tax rate before the following item	(7.2)	1.1	(15.9)
Effect of the non-taxable gains on dilution	—	0.2	4.8

Effective tax rate	(7.2)%	1.3%	(11.1)%

  The tax effects of significant items comprising the Company's net future tax liabilities are as follows:

	2002	2001
Future tax assets:
Loss carryforwards in the future	$238,664	$250,354
Pension expenses and postretirement benefits	10,338	8,369
Goodwill	1,192	—
Differences between book and tax bases of investments	3,999	—
Other	23,577	12,424

	277,770	271,147
Valuation allowance	(169,291)	(150,163)

	108,479	120,984
Future tax liabilities:
Goodwill	—	(3,411)
Differences between book and tax bases of property, plant and equipment	(232,720)	(245,411)
Differences between book and tax bases of investments	—	(409)
Other	(5,343)	(4,612)

	(238,063)	(253,843)

Net future tax liabilities	$(129,584)	$(132,859)

  The current and long-term future tax assets and liabilities are as follows:

	2002	2001
Future tax assets:
Current	$31,870	$22,440
Long-term	97,867	84,891

	129,737	107,331
Future tax liabilities:
Current	(857)	(926)
Long-term	(258,464)	(239,264)

	(259,321)	(240,190)

Net future tax liabilities	$(129,584)	$(132,859)

  The 2002, 2001 and 2000 amounts above include a valuation allowance of $169,291,000, $150,163,000 and $12,809,000 respectively, relating to loss carryforwards. The net change in the total valuation allowance for the year ended December 31, 2002 is the result, among other things of an amount of $13,929,000 allocated to income from operations. The net change in the total valuation allowance for the year ended December 31, 2001 is the result, among other things, of an amount of $32,716,000 allocated to income from operations and $72,721,000 from consolidation of previously non-consolidated subsidiaries and $27,000,000 from tax reorganization. In 2000, the net change in the valuation allowance is the result of $12,427,000 allocated to income from operations.

  Subsequent recognition of tax benefits relating to the valuation allowance for future tax assets as at December 31, 2002 will be reported in the consolidated statement of operations for an amount of $118,119,000 and allocated to goodwill for an amount of $51,172,000.

  As at December 31, 2002, the Company had loss carryforwards for income tax purposes available to reduce future taxable income of $562,726,000, expiring from 2003 to 2009 and $229,041,000 which can be carried forward indefinitely. The Company also has net operating losses amounting to $26,467,000 in the United States and in Europe, which expire from 2003 to 2017.

  During the year ended December 31, 2002, TVA Group Inc., Broadcasting segment, bought tax credits amounting to $12,679,000 from Quebecor World Inc., a company under common control. Of this amount, $11,421,000 was recorded as income taxes receivable while $1,258,000 were recorded as long-term future income taxes. Globally, this transaction allows the Company to realize a gain of $1,003,000 (net of the non-controlling interest of $1,776,000) which was recorded as contributed surplus. As at December 31, 2002, the Company's accounts payable include an amount of $9,900,000 payable to Quebecor World Inc. regarding this transaction.

  The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company currently does not expect to sell those investments and that those undistributed earnings would become taxable. Such liability cannot reasonably be determined at the present time.

5.    INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES:

  On October 23, 2000, the Company purchased all the shares of Le Groupe Vidéotron ltée. The change in control of the Cable Television segment and of TVA Group Inc. was subject to the approval of the Canadian Radio-television and Telecommunications Commission ("CRTC") and, accordingly, the investments in these subsidiaries were accounted for using the equity method. Since May and September 2001, respectively, the Company has consolidated the assets, liabilities and results of operations of its Cable Television segment and TVA Group Inc., as the approval for the transfer of the control of these businesses has been obtained from the CRTC.

  Investments in previously non-consolidated subsidiaries were replaced by the following assets and liabilities at the moment of transfer of control of the Cable Television segment and TVA Group Inc. The following table presents these assets and liabilities at the date of transfer of the control in 2001:

2001
Assets
Current assets	$274,681
Property, plant and equipment	1,303,987
Goodwill	4,839,968
Other assets	207,299

6,625,935
Liabilities
Current liabilities	386,274
Long-term debt	1,017,099
Future income taxes	264,552
Non-controlling interest	103,644

1,771,569

Net assets	$4,854,366

  Operating results of non-consolidated subsidiaries for the years ended December 31, 2001 and 2000 are presented below. These results include results of periods for which the Company did not have the ability to exercise control on non-consolidated subsidiaries.

	2001	2000
	(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Revenues	$436,128	$205,209
Operating expenses	(306,560)	(145,292)
Amortization	(48,685)	(24,700)
Financial expenses	(30,589)	(11,575)

Income before income taxes	50,294	23,642
Income taxes (credit)(1)	21,822	(7,500)

	28,472	31,142
Non-controlling interest	(4,410)	(4,000)

Income before amortization of goodwill	24,062	27,142
Amortization of goodwill, net of non-controlling interest	(41,539)	(24,300)

Net (loss) income and equity (loss) income from non-consolidated subsidiaries	$(17,477)	$2,842

(1)
Includes an adjustment in 2000 to reflect the reduction in income tax rates expected in the future.

6.    BUSINESS AND ASSETS ACQUISITIONS AND DISPOSALS:

  Business and assets acquisitions:

  During the years ended December 31, 2002, 2001 and 2000, the Company acquired businesses, which have been accounted for by the purchase method. Results of these businesses are included from the date of acquisition in the financial statements of the Company.

  On January 27, 2002, Mindready Solutions Inc., Web IntegrationTechnology segment, acquired some assets from Nortel Networks Limited for a cash consideration of $260,000. No goodwill resulted from the acquisition.

  In 2002, Vidéotron Télécom ltée, Business Telecommunications segment, acquired some operating assets from 360networks Inc. and from Stream Intelligent Networks Corporation for a cash consideration of $4,050,500. No goodwill resulted from these acquisitions.

  During the year ended December 31, 2002, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary's Share Repurchase and Cancellation Program. A total of 557,100 Class B Non-Voting Common shares were repurchased and cancelled, for a cash consideration of $7,866,559, resulting in additional goodwill of $1,603,728.

  In December 2002, Vidéotron ltée, Cable Television segment, increased its ownership in Télécable Charlevoix (1997) inc. for a cash consideration of $1,985,000. No goodwill resulted from this transaction.

  Also, during the year ended December 31, 2002 and 2001, the Company increased its ownership in some of its subsidiaries for a cash consideration of $26,445 and $1,086,000 respectively, resulting in additional goodwill of $527,207 and $1,105,000 respectively.

  On June 21, 2001, Quebecor Communications Inc., a wholly-owned subsidiary of the Company, acquired the remaining 30% interest in the parent company of Sun Media Corporation, Newspapers segment, for a cash consideration of $375,000,000. The acquisition of these non-controlling interests has resulted in additional goodwill in the amount of $252,054,000.

  In July 2001, Nurun Inc., Web Integration/Technology segment, acquired Velocity Test Systems Inc., in the United States, for a cash consideration of $3,187,000 and a purchase price balance payable of $1,522,000, resulting in additional goodwill of $282,000.

  During the year ended December 31, 2000, the Company acquired some businesses, including Le Groupe Vidéotron ltée and TVA Group Inc., for a total consideration of $5,274,734,000.

  Business and assets acquisitions are summarized as follows:

	2002	2001	2000
Assets acquired:
Cash and cash equivalents	$—	$—	$14,299
Temporary investments	—	—	222,111
Non-cash current operating assets	1,559	6,520	46,250
Investments in subsidiaries held for resale	—	—	389,034
Property, plant and equipment	2,492	266	73,116
Investments in non-consolidated subsidiaries	—	—	5,007,779
Goodwill	2,131	253,441	320,421
Non-monetary compensation	—	—	83,915
Future income taxes	—	—	862
Non-controlling interest	—	122,946	6,069
Other	543	—	1,714
Liabilities assumed:
Bank indebtedness	—	—	(346,630)
Non-cash current operating liabilities	(283)	(2,359)	(163,196)
Amounts payable to non-consolidated subsidiaries	—	—	(90,984)
Long-term debt	—	—	(9,245)
Other liabilities	96	(19)	(61)
Future income taxes	—	—	(868)
Non-controlling interest	7,651	—	(143,242)

Net assets acquired at fair value	$14,189	$380,795	$5,411,344

Consideration:
Cash	$14,189	$379,273	$5,310,719
Common shares	—	—	95,295
Balance of purchase price payable	—	1,522	5,330

	$14,189	$380,795	$5,411,344

  Business and other assets disposals:

  In January 2002, Nurun Inc., Web Integration/Technology segment, closed the sale of Flow Systems Corporation for a cash consideration of $1,117,000, resulting in a gain on disposal of $770,000.

  In September 2002, Netgraphe Inc., Internal/Portals segment, closed the sale of its interest in Canoa, S.A., for a cash consideration of 1 dollar, resulting in a loss on disposal of $672,000.

  In September 2002, TVA Group Inc., Broadcasting segment, closed the sale of its 49% interest in Global Television Network Québec L.P. for a cash consideration of $1,000,000, resulting in a gain on disposal of $804,000.

  In November 2002, Quebecor Media Inc., closed the sale of its 80% interest in 3064743 Canada Inc. (parent company of Wilson & Lafleur Ltée et les Éditions Wilson & Lafleur inc., Leisure and Entertainment segment) for a cash consideration of $4,400,000, resulting in a gain on disposal of $2,614,069.

  Also, during the year ended December 31, 2002, Quebecor Media Inc., closed the sale of its interest in some of its subsidiaries, part of the Leisure and Entertainment segment, for a cash considerations totalling $106,730, resulting in a gain on disposal of $61,318.

  In 2000, the Company sold its interest in the subsidiary, TQS Inc. and certain equipment to Quebecor Inc. in consideration of the cancellation of a note payable to the parent company for an amount of $87,687,000. Total value of assets and liabilities sold amounted to $101,872,000 and $43,145,000, respectively. The excess of the consideration received over the carrying value of the net assets sold, for an amount of $28,960,000, has been accounted for in the contributed surplus of the Company.

7.    ACCOUNTS RECEIVABLE:

	2002	2001
Trade	$304,606	$331,912
Other	25,158	8,690

	$329,764	$340,602

8.    INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2002	2001
Raw materials and supplies	$36,156	$46,090
Work in process	8,044	8,113
Finished goods	51,018	53,106
Investments in televisual products and movies	61,704	59,441

	$156,922	$166,750

9.    INVESTMENTS IN SUBSIDIARIES HELD FOR RESALE:

  As part of the acquisition of Le Groupe Vidéotron ltée, the Company acquired Vidéotron Télécom ltée, which operates in the Business Telecommunications segment. At the time of the acquisition, management's intention was to sell this investment; therefore, the operations of this subsidiary were not consolidated. The investment was accounted for by the cost method, representing an estimate of the net realizable value at the acquisition date.

  Given the uncertainty in the telecommunications industry, the Company was unable to conclude the sale of its investment under favorable terms. Therefore, the Company decided to keep and to develop its investment to its maximum potential. As a result of this decision, the investment in Vidéotron Télécom ltée has been consolidated since October 31, 2001. The financial position of this subsidiary, given the comprehensive revaluation of assets and liabilities done following the purchase price allocation, at the time management decided to keep its investment, in October 2001, and the results for the period from January 1 to October 31, 2001 is presented below:

  Condensed Statement of Income

  Period from January 1 to October 31, 2001

Revenues	$82,129
Operating expenses	(63,237)
Amortization	(28,952)
Financial revenues	1,090

Operating loss before other expenses	(8,970)
Other expenses	(17,186)

Loss before income taxes	(26,156)
Income taxes	5,843

Loss before amortization of goodwill	(20,313)
Amortization of goodwill	(938)

Net loss	$(21,251)

  Condensed Balance Sheet

  October 31, 2001

Assets
Current assets	$68,098
Other assets	45,063
Property, plant and equipment	242,848
Goodwill	267,558

623,567
Liabilities
Current liabilities	28,035
Long-term debt	274
Future income taxes	4,496
Redeemable preferred shares	229,162

261,967

Net assets	$361,600

10.  PROPERTY, PLANT AND EQUIPMENT:

	2002
	Cost	Accumulated amortization	Net amount
Land	$38,903	$—	$38,903
Buildings and leasehold improvements	193,028	40,351	152,677
Machinery and equipment	684,964	264,725	420,239
Receiving, distribution and telecommunication networks	1,225,487	161,590	1,063,897
Projects under development	4,590	—	4,590

	$2,146,972	$466,666	$1,680,306

	2001
	Cost	Accumulated amortization	Net amount
Land	$40,641	$—	$40,641
Buildings and leasehold improvements	202,345	25,272	177,073
Machinery and equipment	678,118	180,366	497,752
Receiving, distribution and telecommunication networks	1,152,488	56,529	1,095,959
Projects under development	7,154	—	7,154

	$2,080,746	$262,167	$1,818,579

11.  GOODWILL:

  For the year ended December 31, 2002, the changes in the carrying amounts of the goodwill were as follows:

	Balance as at January 1,2002 as restated,	Purchases (disposal) of business	Transfer between segments/Adjustment to purchase price allocation(1)	Write-down	Translation adjustments	Balance as at December 31, 2002
	(note 1(b)(i))
Cable Television	$2,668,172	$—	$(155)	$(68,000)	$—	$2,600,017
Newspapers	1,000,483	(415)	—	—	—	1,000,068
Broadcasting	164,289	1,604	(7,343)	—	—	158,550
Leisure and Entertainment	98,232	(467)	(114)	—	—	97,651
Business Telecommunications	108,527	—	—	(107,627)	—	900
Web Integration/Technology	8,755	—	—	(8,894)	139	—
Internet/Portals	28,694	—	—	(2,514)	—	26,180

Total	$4,077,152	$722	$(7,612)	$(187,035)	$139	$3,883,366

(1)
Recognition of a future income tax asset subsequent to the date of acquisition, applied to reduce goodwill.

12.  OTHER ASSETS:

	2002	2001
		(restated, note 1 (b) (ii))
Deferred financing costs, net of accumulated amortization	$57,101	$68,980
Deferred pension charge	13,992	14,639
Deferred start-up costs, net of accumulated amortization	9,272	15,885
Broadcasting licenses	71,401	69,853
Cross-currency interest rate swap agreements	38,974	55,002
Cross-currency swap agreement	8,948	15,275
Equipment subsidies	34,801	19,577
Other	4,678	8,730

	$239,167	$267,941

13.  LONG-TERM DEBT:

	Effective interest rate as at December 31, 2002	Years of maturity	2002	2001
Quebecor Media Inc.:
Credit facility (i)	4.83% to 5.50%	2003	$428,961	$428,961
Senior notes (ii)	11.50%	2011	1,099,486	1,112,526
Senior Discount Notes (iii)	13.75%	2011	291,557	256,569

			1,820,004	1,798,056
Vidéotron ltée and its subsidiaries (iv):
Credit facility (v)	4.28% to 5.00%	2005 - 2009	995,846	1,157,262
Senior Secured First Priority Notes (vi)	7.59%	2007	123,755	130,323

			1,119,601	1,287,585
Sun Media Corporation and its subsidiaries (iv):
Senior bank credit facility (vii)	3.80%	2004 - 2005	300,514	337,755
Senior Subordinated Notes (viii)	8.60%	2007	214,633	216,757

			515,147	554,512
TVA Group Inc. and its subsidiaries (iv):
Revolving term-bank loan (ix)	2.81% to 4.50%	2005	51,220	43,575
Other subsidiaries of Quebecor Media Inc. (iv):
Miscellaneous debt	6.80 to 9.70%	2003 - 2005	624	11,660

			3,506,596	3,695,388
Less current portion:
Quebecor Media Inc.			428,961	—
Vidéotron ltée and its subsidiaries			86,145	4,252
Sun Media Corporation and its subsidiaries			60,000	5,000
Other subsidiaries of Quebecor Media Inc.			446	5,799

			575,552	15,051

			$2,931,044	$3,680,337

  (i)
  The credit facility of $578,961,000 is composed of three tranches: (a) a credit facility of $100,000,000 to support cross-currency swap arrangements; (b) a credit facility of $50,000,000 for general liquidity purposes; (c) a $428,961,000 term loan. Credit facilities (a) and (b) are secured by a first ranking moveable hypothec on all tangible and intangible assets, current and future, of the Company, and are one-year revolving facilities. Should they not be extended, the outstanding borrowed amounts would be converted into a one-year term loan. Credit (c) is secured by Vidéotron Télécom ltée's shares, Business Telecommunications segments, and by temporary investments for a value of $408,000. The credit facility in aggregate is secured by the Company's shareholders. The borrowed amounts bear interest at floating rates based on Bankers' Acceptances rates or bank prime rate.

  (ii)
  The Senior Notes with a principal amount of US$715,000,000 were issued at a discount rate of 97.8% for net proceeds of US$699,227,000. These Notes bear interest at a rate of 11.125%, payable semi-annually, since January 15, 2002. These Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and are not secured. The Notes are redeemable at the option of the Company at a decreasing premium commencing July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using a cross-currency swap arrangement under which the Company has set all payments in Canadian dollars.

  (iii)
  The Senior Discount Notes with a principal amount of US$295,000,000 were issued at a discount rate of 51.3% for net proceeds of US$151,223,000. These Notes bear interest at a rate of 13.75%, payable semi-annually, commencing January 15, 2007. These Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and are not secured. The Notes are redeemable at the option of the Company at a decreasing premium commencing July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Discount Notes by using a cross-currency swap arrangement under which the Company has set all payments in Canadian dollars.

  (iv)
  Debt of these subsidiaries are non-recourse to the parent company, Quebecor Media Inc.

  (v)
  The credit facility, bearing interest at Bankers' Acceptances rates plus a premium based on certain financial ratios, is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron ltée and its subsidiaries (with some restrictions regarding CF Cable TV Inc. and its subsidiaries' assets) and of Le SuperClub Vidéotron ltée. The credit facility is composed of the following credits:

  (a)
  Revolving facility of a maximum amount of $150,000,000, maturing on November 28, 2005;

  (b)
  Term Facility A, for a maximum amount of $737,000,000, decreasing quarterly effective on March 1, 2003, until maturity on December 1, 2008;

  (c)
  Term Facility B, for a maximum amount of US$263,720,000, decreasing quarterly effective on March 1, 2003, maturing on December 1, 2009. Vidéotron ltée has hedged the foreign currency risk associated with the facility by using a cross-currency swap arrangement under which Vidéotron ltée has set the exchange rate of all the payments in Canadian dollars.

    As at December 31, 2002, the outstanding balances include Bankers' Acceptance based-advances of $629,400,000 ($734,900,000 in 2001), prime rate based advances of $1,402,000 ($1,097,000 in 2001) and LIBOR (London interbanking offered rate) based advances of US$231,390,000 (US$263,720,000 in 2001).

    The credit facility requires Vidéotron ltée to make mandatory repayments based, on an excess cash flow formula whereby 50% of this excess, calculated on a quarterly basis, has to be remitted until December 31, 2002. The estimated last repayment of the excess cash flow for the last quarter of 2002 is estimated at $8,500,000. In 2003, and thereafter, the portion of excess cash flow that has to be remitted will be based on Vidéotron ltée's leverage ratio.

    The credit facility contains usual covenants such as maintaining certain financial ratios and certain restrictions on the payment of dividends.

  (vi)
  The Senior Secured First Priority Notes are recorded at their fair value of US$75,600,000 (US$77,800,000 as at December 31, 2001) calculated on the effective interest rate at the acquisition date. The Notes are redeemable at the option of Vidéotron ltée on or after July 15, 2005 at 100% of the principal amount. In May 2002, Vidéotron ltée repurchased US$2,200,000 of these notes for cancellation. These Notes, together with Vidéotron ltée's credit facility, to the extent permitted under the Notes Trust Indenture, are secured by first ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries.

  (vii)
  The Senior Bank Credit Facility ("credit facility") is comprised of a revolving credit facility of $75,000,000 maturing in March 2003 and a term reducing loan maturing in 2005. The revolving credit facility was used for an amount of $311,000 as at December 31, 2002 ($1,061,000 as at December 31, 2001) while the term reducing loan was used for an amount of $300,203,000 as at December 31, 2002 ($336,694,000 as at December 31, 2001). The revolving credit facility may be extended for an additional 364-day period. If is not extended, any amount borrowed under the revolving credit facility would be converted into a one-year term credit maturing in March 2004. Sun Media Corporation may borrow at interest rates based on Banker's Acceptances and/or bank prime plus an applicable margin (the "margin"), with the margin tied to financial ratios. The credit facility is collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios.

  (viii)
  The Senior Subordinated Notes are comprised of two series bearing interest of 9.5% due February 2007 and May 2007, respectively (the "Notes"). Interest is payable semi-annually. The Notes are general unsecured obligations of Sun Media Corporation, subordinate in right of payment to all existing and future senior indebtedness of Sun Media Corporation, and senior in right of payment to any subordinated indebtedness of Sun Media Corporation.

    As at December 31, 2002 and 2001, the outstanding principal amounts were US$97,500,000 and US$53,500,000, respectively. The Notes were recorded at their fair market value on January 7, 1999, which was determined based on quoted market prices and the fair value of Sun Media Corporation's related financial instruments. The difference between the fair market value and the principal amount in Canadian dollars is being amortized over the term of the Notes. As at December 31, 2002, the unamortized balance of the premium was $8,945,000 ($11,069,000 as at December 31, 2001).

  (ix)
  The credit agreement consists of a revolving-term bank loan of a maximum of $135,000,000 ($90,000,000 as at December 31, 2001) which bears interest at the prime rate of a Canadian chartered bank and Bankers' acceptance rate plus a variable margin depending on ratio of total debt to cash flow. As at December 31, 2002, the outstanding balances include $44,819,550 of Bankers' Acceptance bearing interest at 2.81% and $6,400,000 of credit line bearing interest at 4.0%. The revolving-term bank loan is secured by an hypothec of $230,000,000 ($120,000,000 as at December 31, 2001) on the universality of TVA Group Inc.'s moveable and immoveable, tangible and intangible, current and future property. The credit facility contains certain restriction, including the obligation to maintain certain financial ratios. In addition, TVA Group Inc. is limited with regard to amounts for the acquisition of fixed assets, investments, dividends and other payments to shareholders. This credit agreement matures on February 11, 2005.

  On December 31, 2002, the Company and its subsidiaries were not in default on any debt covenants.

  Principal repayments on long-term debt over the next years are as follows:

2003	$575,552
2004	194,553
2005	326,154
2006	151,209
2007	489,598
2008 and thereafter	1,769,530

14.  REDEEMABLE PREFERRED SHARES:

  The Preferred Shares issued by Vidéotron Telecom ltée, Business Telecommunications segment, convertible at the option of the holder, are redeemable, partially or totally, at the option of the issuer at any time and at the option of the holder from December 31, 2004. The redemption price is the higher of the amount paid, plus a 9% annual return, and the fair value of the shares.

15.  NON-CONTROLLING INTEREST:

  Non-controlling interest includes the interest of the non-controlling shareholders in the participating shares of subsidiaries of the Company. As at December 31, 2002, the most significant non-controlling interests were as follows:

Subsidiary	Segment	Non-controlling interest
TVA Group Inc.	Broadcasting	63.90%
Nurun Inc.	Web Integration/Technology	42.74%
Netgraphe Inc.	Internet/Portals	24.82%

16.  CAPITAL STOCK:

  (a)
  Authorized capital stock:

    An unlimited number of Common Shares, without par value;

    An unlimited number of cumulative first preferred shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of directors prior to each issue;

    An unlimited number of cumulative first preferred shares, Series A, carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

  (b)
  Issued capital stock:

	2002	2001
6,659,238,175 Common Shares (6,511,130,301 in 2001)	$1,341,836	$3,984,967

    On December 20, 2002, the Company issued 18,260,883 Common Shares for a cash consideration of $4,173,600.

    On September 27, 2002, the Company issued 41,135,825 Common Shares for a cash consideration of $6,617,929.

    On June 27, 2002, the Company issued 88,711,166 Common Shares for a cash consideration of $21,077,773.

    In June and December 2002, the shareholders of the Company approved special resolutions to reduce the stated capital of the Common Shares of the Company by an amount of respectively $2,500,000,000 and $175,000,000 and increase the contributed surplus of the Company by the same amount.

    During the year ended December 31, 2002, the Company issued 350,000 cumulative first preferred shares, Series A, (1,600,000 in 2001) for an amount of $350,000,000 ($1.6 billion in 2001) to its wholly-owned subsidiary, Sun Media Corporation. These shares are eliminated upon the consolidation by the Company of its subsidiaries.

    On May 3, and June 21, 2002, the Company issued 42,500,000 and 375,000,000 Common Shares for a cash consideration of $42,500,000 and $375,000,000, respectively.

    In September 2001, the shareholders of the Company approved a special resolution to reduce the stated capital of the Common Shares of the Company by an amount of $500,000,000 and increase the contributed surplus of the Company by the same amount.

    In August and October 2000, the Company issued 6,093,630,301 Common Shares for an amount of $4,067,467,000. The consideration is composed of cash for an amount of $3,687,057,000, investments in Le Groupe Vidéotron ltée for an amount of $95,295,000, transfer of shares of Quebecor Communications inc. of $4,738,000, notes payable for an amount of $280,333,000 and other assets for an amount of $45,000. The notes payable were issued from the settlement of series of transactions: the amount payable by Quebecor Communications inc. prior to the transactions in the amount of $381,324,000, the transfer of TQS inc. to Quebecor inc. for a consideration of $87,687,000, the cash payment of $52,000,000 to Quebecor inc. and the reduction of the share capital of $38,696,000.

17.  SHARE PURCHASE PLANS:

    Under a stock option plan established by Quebecor Media Inc., 433,000,000 Common Shares of Quebecor Media Inc. were set aside for officers, senior employees and other key employees of the Company. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value, at the date of grant, of the Common Shares of the Company as determined by the Company's Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of the Company on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the Company's Compensation Committee for a change in control transaction, no options may be exercised by an optionee if the shares of Quebecor Media Inc. have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees will have until January 31, 2008 to exercise their right to receive the difference between the fair market value and the exercise price of the options in cash. Except under specific circumstances and unless the Company's Compensation Committee decides otherwise, options vest over a five year period in accordance with one of the following vesting schedules as determined by the Company's Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant. All options outstanding as of December 31, 2002, were granted to senior executive officers of the Company during the year ended December 31, 2002. No options were vested at the end of the period. During the year ended December 31, 2002, 584,400 options, at an exercised price of $0.231 were cancelled.

  (a)
  Quebecor Media Inc.'s stock option plan (continued):

    The following table gives summary information on outstanding options granted as at December 31, 2002:

	Outstanding options
Exercise price	Number	Weighted average years to maturity
$0.231	143,598,300	9.27 years
0.238	987,400	9.32 years
0.311	5,096,400	9.23 years

$0.234	149,682,100	9.27 years

    For the year ended December 31, 2002, no charge related to the plan was included in net income, since the exercise price of the options was higher than the fair market value of the Company's shares, as determined by the Company's Board of Directors.

  (b)
  TVA Group Inc.'s plans:

  (i)
  Executive Class B stock option plan:

      In October 1999, TVA Group Inc. introduced a new stock option plan for the benefit of certain designated executives of TVA Group Inc. and its subsidiaries. Under the terms of the plan, the granting, terms and conditions of options granted are determined by TVA Group Inc.'s Corporate Governance and Human Resources Committee. However, the subscription price of each Class B share under an option cannot be less than the closing price on the stock market the day before the option is granted. Moreover, the duration of the option cannot exceed 10 years. A maximum of 1,400,000 shares of TVA Group Inc. will be reserved for purposes of the plan. During the year ended December 31, 2002, TVA Group Inc. did not grant any Class B stock options (none in 2001) whose exercise depends on the performance of the Class B share price on the stock market over periods running until 2010 ("performance options"). In addition, TVA Group Inc. granted 60,000 stock options (110,000 stock options in 2001) exercisable on the basis of 25% of the shares involved annually ("conventional options"), as of the second anniversary of their granting date.

      As at December 31, 2002, they were 347,050 conventional options and 50,000 performance options outstanding. Of these outstanding options, 219,550 conventional options and 50,000 performance options were exercisable at December 31, 2002. The weighted average exercise price of these options was $15.69 and $18.85 respectively as at December 31, 2002. Moreover, when the conditions are met, a maximum of 200,000 additional TVA Group Inc. Class B stock options will be granted on different dates until 2010 at exercise prices set at the time of granting.

    (ii)
    Class B stock option plan for executives and employees;

      In 1998, TVA Group Inc. introduced a stock option plan setting aside 750,000 TVA Group Inc. Class B shares for its executives and employees. Under the plan, participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B shares. The plans also provide financing terms at no interest. During the year ended December 31, 2002, no Class B shares (none in 2001) were issued under the plan. The remaining balance that may be granted is 562,396 TVA Group Inc. Class B shares as at December 31, 2002 and 2001.

    (iii)
    Deferred share unit plan:

      In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc. The deferred share units are redeemable (in cash or in shares of TVA Group Inc. or in a combination of cash and shares) only on discontinuance of a participant's job. Under this plan, the maximum number of TVA Group Inc. shares that can be issued is 25,000. During the year ended December 31, 2002, TVA Group Inc. did not issue any units (none in 2001).

      Had the exercisable options been exercised as at December 31, 2002, Quebecor Media Inc.'s interest in TVA Group Inc. would have decreased from 36.10% to 35.81%.

  (c)
  Nurun's stock based compensation plan:

    Under a stock option plan, 3,237,992 Common Shares of Nurun inc. have been set aside for senior management, senior executives and other key employees of Nurun inc. The term of each option, the number of shares included as well as the authorized frequency at which options may be exercised, will be determined by the Compensation Committee of the Board of Directors of Nurun inc. These options expire no later than 10 years after their date of grant. These options can generally be exercised on a basis of 25% per share over a period of four years.

    As at December 31, 2002 and 2001, there were, respectively 634,950 and 556,616 options outstanding. Of the outstanding options, 186,050 and 136,653 options were exercisable at December 31, 2002 and 2001, respectively. The weighted average exercise price of these options was of $13.78 and $22.42, respectively as at December 31, 2002 and 2001.

    Had the exercisable options been exercised as at December 31, 2002, Quebecor Media Inc.'s interest in Nurun inc. would have decreased from 57.26% to 56.94%.

  (d)
  Mindready Solutions Inc.'s stock-based compensation plan:

    Under a stock option plan approved on June 30, 2000, Mindready Solutions Inc. can grant stock options to its senior managers, senior executives, directors, other key employees and consulting services firm. The term of each option, the number of shares included, as well as the authorized frequency at which options may be exercised, will be determined by the Compensation Committee of the Board of Directors of Mindready Solutions Inc. According to the terms of the plan, a total of 1,000,000 Subordinated Shares can be granted.

    The maximum number of options to purchase subordinate voting shares of Mindready Solutions Inc. that can be issued to a single individual cannot exceed 5% of Mindready Solutions Inc.'s issued and outstanding subordinate voting shares. The exercise price is set by the Compensation Committee of the Board of Directors of Mindready Solutions Inc. and is based on the average share price for the five days preceding the attribution date.

    These options expire no later than 10 years after their date of grant. These options can generally be exercised on a basis of 25% per year over a period of four years. All these options are non-seizable.

    As at December 31, 2002 and 2001, there were respectively, 316,341 and 624,650 options outstanding. Of the outstanding options, 120,739 and 90,992 options were exercisable at December 31, 2002 and 2001 respectively. The weighted average exercise price of these options was $8.12 and $8.73 respectively, as at December 31, 2002 and 2001.

    Had the exercisable options been exercised as at December 31, 2002, Nurun's interest in Mindready Solutions Inc. would have decreased from 66.67% to 66.01%.

  (e)
  Netgraphe Inc.'s stock option plan:

    The Netgraphe Inc.'s stock option plan was created for the benefit of Netgraphe Inc. directors, managers, employees and persons or companies hired to provide ongoing management or consulting services to Netgraphe Inc. and its subsidiaries. According to this plan, Netgraphe Inc. can grant stock options for up to 9,193,267 Netgraphe Inc. Subordinated Voting Shares. The purchase price of shares acquired through options granted under the plan cannot be less than the highest closing price of Netgraphe's shares the day prior to the grant date on any stock exchange where Netgraphe Inc. shares are traded. The options cannot be exercised more than six years after the grant date. Options can be exercised within a range of 10% to 40% per year. The Board of Directors of Netgraphe Inc. may, at its discretion, determine other exercise terms and conditions at the time of granting the options.

    The Board of Directors of Netgraphe Inc. may, at its sole discretion, determine the number of options granted to each holder. However, a holder may not have options for more than 5% of Netgraphe Inc.'s issued shares. Moreover, the maximum number of shares that can be issued under the plan to Netgraphe Inc.'s insiders within a one-year period is 10% of Netgraphe Inc.'s issued shares.

    As at December 31, 2002 and 2001, there were, respectively, 278,109 and 682,829 options outstanding. Of the outstanding options, 200,939 and 311,914 options were exercisable as at December 31, 2002 and 2001, respectively. The weighted average exercise price of these options was of $9.90 and $5.49, respectively, as at December 31, 2002 and 2001.

    Had the exercisable options been exercised as at December 31, 2002, Quebecor Media Inc.'s interest in Netgraphe Inc. would have decreased from 75.18% to 75.11%.

  (f)
  Pro forma net loss:

    Had compensation costs for stock option plans been determined based on the fair value at the grant date for 2002 awards under the terms of all plans, the Company's net loss would had been adjusted to the pro forma amounts indicated below for the year ended December 31, 2002.

2002
Pro forma net loss	$(214,014)

    The pro forma disclosure omits the effect of awards granted before January 1, 2002.

18.  COMMITMENTS AND CONTINGENCIES:

  (a)
  Leases:

    The Company rents premises and equipment under operating leases which expire at various dates up to 2027 and for which minimum lease payments totalled $295,440,000. Minimum payments under these leases for the next years are as follows:

2003	$57,104
2004	43,840
2005	33,971
2006	28,170
2007	24,370
2008 and thereafter	107,985

    Operating lease rentals amounted to $41,724,000, $43,680,000 and $26,050,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

  (b)
  Long-term agreement:

    Newsprint represents a significant input and component of operating costs for the Newspapers segment. The Company uses several newsprint manufacturers to supply its requirements, and has entered into a long-term agreement with one company to supply the majority of its newsprint purchases up to December 2005. The Company's annual minimum purchase requirement under the agreement is approximately 125,400 tonnes of newsprint.

  (c)
  Other commitments:

    The Broadcasting segment made a commitment to invest $48,900,000 over an eight-year period in the Canadian TV industry and in the Canadian communications industry to promote TV content and the development of communications. As at December 31, 2002, the balance to be invested amounted to $45,560,668.

  (d)
  Business acquisition:

    In September 2002, TVA Group Inc.'s, Broadcasting segment, and one of its partners signed a 60%/40% agreement to purchase, subject to CRTC approval, some radio broadcasting stations from Astra Media Inc. The transaction, which amounts to $12,750,000, is subject to the approval of the CRTC.

  (e)
  Contingencies:

    On March 13, 2002, legal action proceeding were initiated by Investissement Novacap inc., Telus Québec inc. and Paul Girard against Vidéotron ltée. The suit contends that Vidéotron ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totaling $26,000,000. Vidéotron ltée management claims the suit is not justified and intends to defend its case before the Court.

    A number of legal proceedings against subsidiaries of the Company are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceeding will not have a materially adverse effect on the Company's results or its financial position.

19.  FINANCIAL INSTRUMENTS:

  The Company is exposed to risks relating to foreign exchange fluctuation. It is also subject to risks relating to interest rate fluctuations. In order to reduce these risks, Quebecor Media Inc. and its subsidiaries use derivative financial instruments. None of these instruments is held or issued for speculative purposes.

  (a)
  Description of derivative financial instruments:

  (i)
  Management of foreign exchange risk:

    The Company and its subsidiaries have concluded, currency swaps to hedge the foreign exchange fluctuations related to various long-term debts denominated in foreign currencies. The currency swaps represent an exchange obligation of amounts of capital and interest that have the effect of modifying these debts as follows:

	Notional amount		Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar
Quebecor Media Inc.:
Senior Notes	US$	715,000	12.3%	11.9%	1.5255
Senior Discount Notes	US$	295,000	14.6%	14.6%	1.5822	(1)
Vidéotron ltée and its subsidiaries:
Term credit B	US$	231,390	Bankers' Acceptance 3 months plus 3.11%	Bankers' Acceptance 3 months plus 3.11%	1.5389
Sun Media Corporation and its subsidiaries:
Subordinated Notes	US$	118,500	9.51%	9.50%	1.3622
Subordinated Notes	US$	32,500	Bankers' Acceptance 3 months plus 2.94%	9.50%	1.3622

  (1)
  As per the agreement, the exchange rate includes an exchange fee.

  (ii)
  Management of interest rate risk:

    The Company and its subsidiaries have entered into interest rate swaps to manage their interest rate exposure. The Company and its subsidiaries are committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

    The amounts of outstanding contracts at year-end, presented by subsidiary and by currency, are shown in the table below:

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate
Quebecor Media Inc.:
February 2003	$100,000	Pay fixed / receive floating	2.65%	Bankers' acceptance 3 months
Vidéotron ltée and its subsidiaries:
March 2005	$135,000	Pay fixed / receive floating	4.01 - 5.05%	Bankers' acceptance 3 months
May 2004	$90,000	Pay fixed / receive floating	5.49%	Bankers' acceptance 3 months
March 2006	$90,000	Pay fixed / receive floating	5.41%	Bankers' acceptance 3 months
  (b)
  Fair value of financial instruments:

    The carrying amount of cash and cash equivalents, accounts receivable, advances receivable from parent company, bank indebtedness, accounts payable and accrued charges, advances payable to parent company and companies under common control approximates their fair value, as these items will be realized or paid within one year.

    Financial instruments having a fair value different from their carrying amount as at December 31, 2002 and 2001 as follows:

	2002		2001
	Carrying value	Fair value	Carrying value	Fair value
Quebecor Media Inc.:
Long-term debt(1)	$(1,820,004)	$(1,706,808)	$(1,798,056)	$(1,915,639)
Cross-currency interest rate swap agreements	38,974	103,382	55,002	(20,554)
Interest rate swap agreements	—	44	—	—
Vidéotron ltée and its subsidiaries:
Long-term debt[1]	(1,119,601)	(1,121,697)	(1,287,585)	(1,291,482)
Cross-currency swap agreement	8,948	8,336	15,275	11,206
Interest rate swap agreement	—	(13,438)	—	(13,243)
Sun Media Corporation and its subsidiaries:
Long-term debt[1]	(515,147)	(543,433)	(554,512)	(582,770)
Interest rate swap agreements	—	—	—	(1,171)
Interest rate cap agreements	—	—	172	—
Cross-currency interest rate swap agreement	—	55,355	—	43,390

(1)
Including current portion

  The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields or market value of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at those dates.

  (c)
  Credit risk management:

    The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

    When the Company enters into derivative financial instruments, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations.

    The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at December 31, 2002, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

    The Company believes that the product diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

20.  RELATED PARTY TRANSACTIONS:

  During the year, the Company made purchases and incurred rent charges from companies under common control in the amount of $63,761,000 ($54,924,000 and $45,423,000, respectively, for the years ended December 31, 2001 and 2000). The Company made sales to companies under common control in the amount of $670,000 ($2,447,000 and $4,056,000, respectively, for the years ended December 31, 2001 and 2000). These transactions were concluded at prices and conditions similar to those prevailing on the open market and were accounted for at the exchange value.

  Management fee revenues from the Company's shareholders, amount to a net of $1,890,000, which is included in reduction of the selling and administrative expenses ($775,000 for 2001). For the year ended December 31, 2000, the management fee charges by the parent company amounted to $2,794,000.

  Also, as at December 31, 2002, the Company owns commercial papers, having a nominal value of $10,000,000 issued by a company under common control, Quebecor World Inc. These commercial papers, maturing in January 2003, are presented in the Company's balance sheet as cash and cash equivalents.

  During 2000, Quebecor World, a company under common control, acquired an interest in shares of $20,000,000 in the subsidiary, Nurun inc. In the transaction, the Company recorded a gain on dilution of $9,599,000. This gain has been recorded in the contributed surplus in accordance with accounting standards for related party transactions.

21.  PENSION PLANS AND POSTRETIREMENT BENEFITS:

  The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed in the last three years.

  The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employees' active service period.

  The following tables give a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the years ended December 31, 2002 and 2001, and a statement of the funded status as at these dates:

	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Change in benefit obligations:
Benefit obligations at beginning of year	$340,173	$172,885	$20,097	$11,216
Service costs	9,270	7,561	1,035	1,353
Interest costs	23,643	17,672	1,365	1,299
Plan participants' contributions	5,797	4,837	231	—
Plan amendments	7,734	5,928	—	4,344
Acquisition	—	153,302	—	3,266
Curtailment loss (gain)	115	253	—	(467)
Actuarial loss (gain)	1,052	(6,436)	4,175	201
Change in assumptions	(6,514)	2,120	953	101
Benefits and settlements paid	(23,688)	(16,594)	(1,047)	(1,216)
Transfer to another plan	—	(1,355)	—	—

Benefit obligations at end of year	$357,582	$340,173	$26,809	$20,097

	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Change in plan assets:
Fair value of plan assets at beginning of year	$336,498	$178,320	$—	$—
Actual return on plan assets	(11,766)	5,230	—	—
Employer contributions	9,936	7,186	816	1,216
Plan participants' contributions	5,797	4,837	231	—
Actuarial gain	1,121	—	—	—
Acquisition	—	158,108	—	—
Benefits and settlements paid	(23,688)	(16,594)	(1,047)	(1,216)
Transfer from (to) another plan	1,615	(589)	—	—

Fair value of plan assets at end of year	$319,513	$336,498	$—	$—

  As at December 31, 2002 and 2001, plan assets did not include shares of Company or its subsidiaries.

	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(38,069)	$(3,675)	$(26,809)	$(20,097)
Unrecognized actuarial loss	32,887	9,904	5,245	242
Unrecognized net transition (asset) obligation	—	(7,656)	—	911
Unrecognized prior service cost	13,937	10,520	(2,171)	(1,690)
Valuation allowance	(18,811)	(11,360)	49	—

Net amount recognized	$(10,056)	$(2,267)	$(23,686)	$(20,634)

  Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Benefit obligations	$(220,794)	$(84,585)	$(26,809)	$(20,097)
Fair value of plan assets	171,538	52,492	—	—

Funded status — plan deficit	$(49,256)	$(32,093)	$(26,809)	$(20,097)

  Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Accrued benefit liability	$(24,048)	$(16,906)	$(23,686)	$(20,634)
Prepaid benefit costs	13,992	14,639	—	—

Net amount recognized	$(10,056)	$(2,267)	$(23,686)	$(20,634)

  Components of the net periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2002	2001	2000	2002	2001	2000
Service costs	$9,270	$7,561	$4,681	$1,035	$1,353	$1,505
Interest costs	23,643	17,672	11,664	1,365	1,299	1,109
Expected return on plan assets	(26,598)	(19,997)	(12,854)	—	—	—
Amortization of prior service costs	3,847	655	—	(64)	(1,075)	(93)
Amortization of transitional obligations	—	(167)	—	—	—	—
Curtailment loss (gain)	37	385	—	—	(467)	—
Valuation allowance	349	1,368	928	—	—	—
Amortization of actuarial loss (gain)	29	(675)	(14)	62	—	—

Net periodic costs	$10,577	$6,802	$4,405	$2,398	$1,110	$2,521

  The expense related to defined contribution pension plans amounts to $5,337,000 during 2002 ($5,332,000 in 2001 and $2,310,000 in 2000).

  The weighted average rates used in the measurement of the Company's benefit obligations are as follows:

	Pension benefits			Postretirement benefits
	2002	2001	2000	2002	2001	2000
Discount rate	6.75%	6.79%	7.00%	6.75%	6.75%	7.00%
Expected return on plan assets	7.75	7.83	8.00	—	—	—
Rate of compensation increase	3.53	3.0 - 4.0	3.0 - 4.5	3.53	3.0 - 4.0	3.0 - 4.5

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9% at the end of 2002. The cost, as per an estimate, is expected to decrease gradually for the next 8 years to 5% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$3,755	$(2,849)
Effect on benefit obligation	640	(255)

22.  SUBSEQUENT EVENTS:

  (a)
  Reimbursement of Quebecor Media Inc.'s credit facility:

    Immediately after year end, Quebecor Inc. contributed to the Company's equity by injecting $216,145,684 in exchange of 216,145,684 Cumulative First Preferred Shares, Series B. The proceeds were used by the Company to reimbursed a $216,145,684 portion of its credit facility maturing in April 2003 (see note 13 (i)).

  (b)
  Refinancing of Sun Media Corporation:

    On February 7, 2003, Sun Media Corporation completed the private placement of Senior Notes amounting to US$205,000,000 and the conclusion of new bank credit facilities amounting to US$230,000,000 and $75,000,000.

    The Senior Notes have been issued at a discount rate of 98.3% for net proceeds of US$201,500,000, excluding issuance fees of US$4,114,000. These Notes bear interest at a rate of 7.625% and mature in 2013. The Notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness and are not secured.

    The new Bank Credit Facility ("credit facility") is composed of a renewable credit facility amounting to $75,000,000 maturing in 2008 and a term-loan credit amounting to US$230,000,000, issued for a net proceed of US$229,190,000, net of issuance fees of US$810,000, maturing in 2009. The renewable credit facility bears interest at a rate based on Sun Media Corporation level of indebtedness. The term-loan credit bears interest at LIBOR plus 2.50%. The credit facility requires Sun Media Corporation to make mandatory annual repayments representing 1% of the borrowed sums. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Sun Media Corporation and its subsidiaries. The credit facility contains certain covenants such as maintaining certain financial ratios. Also, Sun Media Corporation will be limited with regard to amounts for the acquisition of fixed assets, investments, dividends and other payments to shareholders.

    Net proceeds from the Senior Notes and the new credit facility will be used in order to reimburse, in its entirety, the Senior bank credit facility of Sun Media Corporation within the credit facility in place at December 31, 2002, as described in note 13 (vii), and to reimburse the two series of Senior Subordinated Notes in place at December 31, 2002, as described in note 13 (viii) and to pay a dividend of $260,000,000 to the Company. Of this dividend, $150,000,000 will be used to reduce the long-term debt of Vidéotron ltée.

23.
SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company's consolidated financial statements:

  (a)
  Consolidated statements of operations:

	2002	2001	2000
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Net loss, as reported in the consolidated statements of operations per GAAP in Canada	$(213,898)	$(444,170)	$(192,989)
Adjustments:
Development, pre-operating and start-up costs (i)	(16,554)	324	204
Pension and postretirement benefits (ii)	(955)	(597)	(393)
Equity loss from non-consolidated subsidiaries (iii)	—	(11,043)	(20,638)
Capitalization of hook-up costs, net of amortization (iv)	(5,076)	(3,951)	—
Change in fair value of the ineffective portion of a derivative instrument (v)	5,226	(10,181)	—
Temporary investments (vi)	(1,654)	1,712	—
Income taxes (vii)	7,167	15,050	950
Cumulative effect of change in accounting policy (viii)	(2,144,344)	—	—
Interest on redeemable preferred shares (ix)	21,650	3,438	—
Other	(104)	(487)	(2,346)

Net loss, as adjusted per GAAP in the United States (in Canadian dollars)	$(2,348,542)	$(449,905)	$(215,212)

  (b)
  Comprehensive loss:

    The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity. The detail of the comprehensive loss is as follow:

	2002	2001	2000
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Net loss, as adjusted per GAAP in the United States	$(2,348,542)	$(449,905)	$(215,212)
Derivative instruments (v)	138,400	(72,326)	—
Pension and post-retirement benefits (ii)	(6,852)	—	—
Translation adjustment(1)	(333)	(1,165)	(1,160)
Income taxes (vii)	(447)	(710)	—

Comprehensive loss per GAAP in the United States	$(2,217,774)	$(524,106)	$(216,372)

  (1)
  Change for the year.

  (b)
  Comprehensive loss (continued):

    The continuity of accumulated other comprehensive income for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Accumulated other comprehensive loss at beginning of year	$(75,544)	$(1,343)	$(183)
Changes in translation adjustment	(333)	(1,165)	(1,160)
Changes in pension and post-retirement benefits (ii)	(6,852)	—	—
Changes in derivative instruments	138,400	(72,326)	—
Changes in income taxes (vii)	(447)	(710)	—

Accumulated other comprehensive income (loss) at end of year	$55,224	$(75,544)	$(1,343)

  (c)
  Consolidated Balance Sheets:

	2002		2001
	Canada	United States	Canada	United States
			(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Current assets	$841,983	$842,041	$804,588	$806,128
Property, plant and equipment	1,680,306	1,665,791	1,818,579	1,809,140
Goodwill	3,883,366	3,879,897	6,240,270	6,236,802
Future income tax assets	97,867	114,397	84,891	93,924
Other assets	239,167	317,229	267,941	202,371
Long-term debt	(2,931,044)	(2,972,688)	(3,680,337)	(3,720,968)
Other liabilities	(51,409)	(72,824)	(47,891)	(45,364)
Future income tax liabilities	(258,464)	(259,302)	(239,264)	(239,531)
Non-controlling interest	(195,144)	(193,977)	(210,665)	(209,605)
Deficit	2,779,953	2,824,082	421,711	453,890
Accumulated other comprehensive income (loss)	2,841	(55,224)	2,508	75,544
  (i)
  Under GAAP in Canada, certain development and pre-operating costs which satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects were recorded in the consolidated balance sheets under the item "Other assets", and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

  (ii)
  The accounting requirements for pension and postretirement benefits under GAAP in Canada and in the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses will be amortized over the estimated average remaining service life of the employees.

    Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity.

  (iii)
  The financial statements of non-consolidated subsidiaries are prepared in accordance with GAAP in Canada. The reconciliation of these financial statements to GAAP in the United States results in an adjustment to the amount of income recognized as equity income from the non-consolidated subsidiaries and the investment therein. The principal difference relates to capitalization of hook-up costs, net of amortization, development and pre-operating costs capitalized and accounting for income taxes.

  (iv)
  Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and amortized over a three-year period or a four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

  (v)
  Effective since January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133), SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

    The Company utilized interest rate swap to enhance its ability to manage risk relating to cash flow exposure, and forward exchange currency contracts and cross currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transaction, The Company designates the derivative as a hedge. Changes in the derivative faire values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

    Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

  (vi)
  Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value could be easily obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

  (vii)
  This adjustment represents the tax impact of the United States GAAP adjustments. Furthermore, under GAAP in Canada, income taxes are measured using substantially enacted tax rates, while under GAAP in the United States measurement is based on enacted tax rates.

  (viii)
  The accounting requirements for Goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under GAAP in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income".

  (ix)
  Under GAAP in Canada, dividends on redeemable preferred shares that are presented as a liability are included in the determination of net loss as a financial expense. Under GAAP in the United States, such amount would be presented as a increase of deficit. In the reconciliation presented above, this amount has an impact on net loss but not on deficit as it is already included therein.

24.  RESTRICTED AND UNRESTRICTED SUBSIDIARIES:

  The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée, as "Unrestricted Subsidiaries". Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries as shown in the following condensed and consolidated statements of operations and balance sheets. The Company's $428,961,000 Term loan and the investments in Microcell Telecommunications Inc. are included in the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. Also, the write-down of the investment in Microcell Telecommunications Inc. is included in the condensed and consolidated statements of operations of the Unrestricted Subsidiaries

  Restricted Subsidiaries and the Company:

  Condensed and consolidated statements of operations

	2002	2001	2000
		(restated, note 1 (b) (ii))	(restated, note 1 (b) (ii))
Revenues	$2,114,542	$1,678,424	$1,112,699
Cost of sales and selling and administrative expenses	1,523,594	1,236,781	895,360

Operating income before undernoted items	590,948	441,643	217,339
Amortization	(201,629)	(146,210)	(32,471)
Financial expenses	(303,609)	(282,975)	(95,248)
Reserve for restructuring of operations and special charges	(14,586)	(18,045)	—
Write-down of goodwill	(68,000)	—	—
Gains on sale of businesses and other assets and gains on dilution	3,479	—	19,872

Income (loss) before income taxes	6,603	(5,587)	109,492
Income taxes	12,303	15,863	27,637

	(5,700)	(21,450)	81,855
Equity loss from non-consolidated subsidiaries	—	(17,477)	2,842
Non-controlling interest	(35,960)	(17,318)	(40,956)

Loss before amortization of goodwill	(41,660)	(56,245)	43,741
Amortization of goodwill, net of non-controlling interest	—	(107,170)	(21,037)

Net loss	$(41,660)	$(163,415)	$22,704

  Operating income before amortization, financial expenses and other items

	2002	2001	2000
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Cable Television	$262,683	$183,160	$—
Newspapers	222,333	200,844	205,327
Broadcasting	78,898	28,718	(4,468)
Leisure and Entertainment	28,972	28,774	17,916

	592,886	441,496	218,775
General corporate (expenses) income	(1,938)	147	(1,436)

	$590,948	$441,643	$217,339

  Condensed and consolidated balance sheets

	2002	2001
		(restated, note 1 (b)(ii))
Assets
Current assets	$728,236	$681,415
Property, plant and equipment	1,440,656	1,558,625
Goodwill	3,856,286	5,867,176
Other assets	312,441	314,542

	6,337,619	8,421,758
Liabilities
Current liabilities	837,360	721,130
Long-term debt	2,930,890	3,250,431
Non-controlling interest	156,953	120,892
Other liabilities	309,687	281,788

	4,234,890	4,374,241

Net investment in Restricted Subsidiaries and the Company	$2,102,729	$4,047,517

  Unrestricted Subsidiaries:

  Condensed and consolidated statements of operations

	2002	2001	2000
		(restated, note 1 (b)(ii))	(restated, note 1, (b)(ii))
Revenues	$196,662	$170,666	$134,674
Cost of sales and selling and administrative expenses	182,689	203,426	156,208

Operating income before undernoted items	13,973	(32,760)	(21,534)
Amortization	(43,862)	(18,070)	(8,757)
Financial expenses	(18,748)	(4,797)	(1,189)
Reserve for restructuring of operations and special charges	(24,751)	(134,068)	(106,593)
Write-down of goodwill	(119,035)	(146,930)	(126,865)
Gains on sale of businesses and other assets and gains on dilution	98	1,479	—

Loss before income taxes	(192,325)	(335,146)	(264,938)
Income taxes	1,106	(20,403)	(10,311)

	(193,431)	(314,743)	(254,627)
Non-controlling interest	21,193	53,759	53,293

Loss before amortization of goodwill	(172,238)	(260,984)	(201,334)
Amortization of goodwill, net of non-controlling interest	—	(19,771)	(14,359)

Net loss	$(172,238)	$(280,755)	$(215,693)

  Operating income before amortization, financial expenses and other items

	2002	2001	2000
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Business Telecommunications	$27,291	$4,074	$—
Web Integration/Technology	(10,736)	(15,384)	146
Internet/Portals	(2,582)	(21,450)	(21,680)

	$13,973	$(32,760)	$(21,534)

  Condensed and consolidated balance sheets

	2002	2001
		(restated, note 1 (b)(ii))
Assets
Current assets	$124,593	$156,440
Property, plant and equipment	239,650	259,954
Goodwill	27,080	373,094
Other assets	66,554	83,834

	457,877	873,322
Liabilities
Current liabilities	494,238	63,903
Long-term debt and other liabilities	154	429,906
Redeemable preferred shares	254,233	232,583
Non-controlling interest	38,191	89,773
Other liabilities	186	5,367

	787,002	821,532

Net investment in Unrestricted Subsidiaries	$(329,125)	$51,790

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
EXCHANGE RATE INFORMATION
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
Number of Basic Cable Subscribers and Market Share (%)
SIGNATURE
CERTIFICATION
CERTIFICATION
Consolidated Financial Statements of
Years ended December 31, 2002, 2001 and 2000
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Consolidated Financial Statements Years ended December 31, 2002, 2001 and 2000
AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2002, 2001 and 2000 (in thousands of dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS Years ended December 31, 2002, 2001 and 2000 (in thousands of dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2002, 2001 and 2000 (in thousands of dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED Years ended December 31, 2002, 2001 and 2000 (in thousands of dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2002 and 2001 (in thousands of dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION Years ended December 31, 2002, 2001 and 2000 (in thousands of dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements Years ended December 31, 2002, 2001 and 2000 (Tabular amounts are expressed in thousands of dollars.)