Form 20-F/A
period 2002-12-31
QUEBECOR MEDIA INC
filed 2003-09-03
CIK 1156831

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

	Years Ended December 31,
	2002	2001(1)	2000(1)(5)	1999(1)(5)	1998(1)(5)
	(in thousands)
Statement of Operations Data (Canadian GAAP):
Revenue	$2,274,862	$1,841,362	$1,243,583	$1,106,287	$553,400
Cost of sales and selling and administrative expenses	1,669,941	1,432,479	1,047,778	926,956	499,031
Amortization	245,491	164,280	41,228	35,052	13,385
Financial expenses	322,357	287,772	96,437	71,043	4,074
Reserve for restructuring and special charges	39,337	152,113	106,593	4,770	0
Write-down of goodwill	187,035	146,930	126,865	4,496	0
Gains on sales of businesses and other assets and gains on dilution	3,577	1,479	19,872	162,776	4,137
Income taxes (credit)	13,409	(4,540)	17,326	20,793	17,706
Amortization of goodwill, net of non-controlling interest(2)	0	126,941	35,396	23,141	2,488
Other expenses (revenues)	14,767	(18,964)	(15,179)	10,502	(2,598)
Net (loss) income(2)	$(213,898)	$(444,170)	$(192,989)	$172,310	$23,451
Other Financial Data (Canadian GAAP):
Operating income(3)	$604,921	$408,883	$195,805	$179,331	$54,369
Capital expenditures	141,550	123,760	42,945	34,189	11,409
	As of December 31,
	2002	2001(1)	2000(1)(5)	1999(1)(5)	1998(1)(5)
Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$188,278	$207,773	$46,179	$23,321	$0
Total assets	6,784,650	9,261,813	7,390,108	1,603,818	356,527
Total debt	3,506,596	3,695,388	2,623,813	896,075	81,897
Capital stock	1,341,836	3,984,967	4,067,467	43,434	41,625
Shareholders' equity	1,773,604	4,099,307	4,127,142	258,699	95,690
	Years Ended December 31,
	2002	2001(4)	2000(4)(5)
	(in thousands)
	(Revised)(6)	(Revised)(6)
Statement of Operations Data (U.S. GAAP):
Revenues	$2,274,862	$1,841,362	$1,243,583
Cost of sales and selling and administrative expenses	1,692,526	1,436,703	1,047,967
Amortization	245,491	164,280	41,228
Financial expenses	155,313	350,813	96,437
Reserve for restructuring and special charges	40,991	150,401	106,593
Write-down of goodwill	187,035	146,930	126,865
Gains on sales of businesses and other assets and gains on dilution	3,577	1,479	19,872
Income taxes	6,242	(19,590)	16,376
Amortization of goodwill, net of non-controlling interest(2)	0	126,941	35,396
Cumulative effect of changes in accounting policy	2,144,344	0	0
Other expenses (revenues)	14,871	(7,434)	7,805
Net loss(2)	$(2,208,374)	$(506,203)	$(215,212)

Other Financial Data (U.S. GAAP):
Operating income(3)	$582,336	$404,659	$195,616
Capital expenditures	141,550	123,760	42,945
Comprehensive loss	(2,204,131)	(504,849)	(216,372)
	As of December 31,
	2002	2001(4)	2000(4)(5)
	(Revised)(6)	(Revised)(6)
Balance Sheet Data (U.S. GAAP):
Cash and cash equivalents	$188,278	$207,773	$46,179
Total assets	6,894,216	9,213,166	7,365,668
Total debt	3,548,240	3,736,019	2,621,288
Capital stock	1,341,836	3,984,967	4,067,467
Shareholders' equity	1,820,440	4,013,349	4,104,136

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
	Year Ended December 31,
	2001	2000(5)	1999(5)	1998(5)
	(in thousands)
	(Revised)(6)
AMOUNTS UNDER CANADIAN GAAP
Net (loss) income	$(444,170)	$(192,989)	$172,310	$23,451
Add back goodwill amortization, net of non-controlling interest	168,480	59,705	23,141	2,488

Net (loss) income before goodwill amortization	$(275,690)	$(133,284)	$195,451	$25,939

AMOUNTS UNDER U.S. GAAP
Net loss	$(506,203)	$(215,212)
Add back goodwill amortization, net of income taxes	168,480	59,705

Net loss before goodwill amortization	$(337,723)	$(155,507)

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

(6)
The statement of operations, other financial data and balance sheet data under U.S. GAAP have been revised to reflect certain adjustments to previously reported financial information for the accounting of certain derivative financial instruments and hedging activities.

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

Foreign Currency Exchange Risk

        Virtually all of Quebecor Media's revenue is received in Canadian dollars and, as a result, has relatively little exposure to foreign currency exchange risk with respect to sales made. However, the Company's Senior Secured Notes, Senior Notes, Senior Discount Notes, Senior Subordinated Notes and US$231.4 million of the term credit facility are denominated in US dollars and any interest, principal and premium thereon must be paid in US dollars. The Company has entered into foreign exchange swap agreements for 100% of those US dollar-denominated debt obligations, except for the Senior Secured Notes of CF Cable TV Inc. which are not hedged.

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

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Louis Saint-Arnaud

Name: Louis Saint-Arnaud
Title: Vice President, Legal Affairs and Secretary

Dated: August 29, 2003

CERTIFICATION

I, Pierre Karl Péladeau, certify that:

1.
I have reviewed this annual report on Form 20-F/A of Quebecor Media Inc.;

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

Date: August 29, 2003

/s/ Pierre Karl Péladeau

Pierre Karl Péladeau
Chief Executive Officer

CERTIFICATION

I, Jacques Mallette, certify that:

1.
I have reviewed this annual report on Form 20-F/A of Quebecor Media Inc.;

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

Date: August 29, 2003

/s/ Jacques Mallette

Jacques Mallette
Chief Financial Officer

Consolidated Financial Statements of

         QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Years ended December 31, 2002, 2001 and 2000

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.

        We have audited the revised consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2002 and 2001 and the revised consolidated statements of operations, (deficit) retained earnings and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

        Our previous report dated February 7, 2003 has been withdrawn and the financial statements have been revised as explained in Note 23.

(Signed KPMG LLP)
Chartered Accountants
Montréal, Canada
February 7, 2003, except as to Note 23 which is as at August 29, 2003.

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

  (c)Broadcasting segment

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

23.
SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company's consolidated financial statements.

  Revision of 2002 and 2001 financial information

  The following 2002 and 2001 Consolidated statements of operations, Comprehensive loss, Accumulated other comprehensive income (loss) and Consolidated Balance Sheets have been revised to reflect certain adjustments to previously reported financial information for the accounting for certain derivative financial instruments and hedging activities. The Company has determined that some of its cross-currency interest rate swap agreements and an interest rate swap agreement did not meet all the criteria for hedge accounting under SFAS 133. This determination was made even though the hedges have always met and continue to meet their intended economic purpose to reduce the variability of cash flows related to the fluctuation in currency exchange rate and interest rate, and that designation had been made of the hedge relationship.

  As a result, the unrealized gains and losses on derivative instruments are included in net loss as they arise whereas previously these amounts were included in accumulated other comprehensive income (loss). These adjustments, resulted in a positive variation in the net income (loss) for 2002 of $140,168,000, and an increase of the net loss for 2001 of $56,298,000, with no income taxes effect, in a decrease of comprehensive loss of $13,643,000 for 2002 and a decrease of $19,257,000 for 2001, in a decrease of accumulated other comprehensive income as at December 31, 2002 of $50,970,000 and in a decrease in accumulated other comprehensive loss as at December 31. 2001 of $75,555,000, in a decrease in deficit as at December 31, 2002 of $83,871,000 and an increase in deficit as at December 31, 2001 of $56,298,000.

  (a)
  Consolidated statements of operations:

	2002	2001	2000
	(revised)	(revised)
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Net loss, as reported in the consolidated statements of operations per GAAP in Canada	$(213,898)	$(444,170)	$(192,989)
Adjustments:
Development, pre-operating and start-up costs (i)	(16,554)	324	204
Pension and postretirement benefits (ii)	(955)	(597)	(393)
Equity loss from non-consolidated subsidiaries (iii)	—	(11,043)	(20,638)
Capitalization of hook-up costs, net of amortization (iv)	(5,076)	(3,951)	—
Change in fair value of and ineffective portion of derivative instruments (v)	145,394	(66,479)	—
Temporary investments (vi)	(1,654)	1,712	—
Income taxes (vii)	7,167	15,050	950
Cumulative effect of change in accounting policy (viii)	(2,144,344)	—	—
Interest on redeemable preferred shares (ix)	21,650	3,438	—
Other	(104)	(487)	(2,346)

Net loss, as adjusted per GAAP in the United States (in Canadian dollars)	$(2,208,374)	$(506,203)	$(215,212)

  (b)
  Comprehensive loss:

    The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes the net income (loss) as well as revenues, charges, gains and losses recorded directly to equity. The detail of the comprehensive loss is as follow:

	2002	2001	2000
	(revised)	(revised)
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Net loss, as adjusted per GAAP in the United States	$(2,208,374)	$(506,203)	$(215,212)
Derivative instruments (v)	11,875	3,229	—
Pension and post-retirement benefits (ii)	(6,852)	—	—
Translation adjustment(1)	(333)	(1,165)	(1,160)
Income taxes (vii)	(447)	(710)	—

Comprehensive loss per GAAP in the United States	$(2,204,131)	$(504,849)	$(216,372)

  (1)
  Change for the year.

  (b)
  Comprehensive loss (continued):

    The continuity of accumulated other comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	(revised)	(revised)
		(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Accumulated other comprehensive income (loss) at beginning of year	$11	$(1,343)	$(183)
Changes in translation adjustment	(333)	(1,165)	(1,160)
Changes in pension and post-retirement benefits (ii)	(6,852)	—	—
Changes in derivative instruments	11,875	3,229	—
Changes in income taxes (vii)	(447)	(710)	—

Accumulated other comprehensive income (loss) at end of year	$4,254	$11	$(1,343)

  (c)
  Consolidated Balance Sheets:

	2002		2001
	Canada	United States	Canada	United States
		(revised)		(revised)
			(restated, note 1 (b)(ii))	(restated, note 1 (b)(ii))
Current assets	$841,983	$842,041	$804,588	$806,128
Property, plant and equipment	1,680,306	1,665,791	1,818,579	1,809,140
Goodwill	3,883,366	3,879,897	6,240,270	6,236,802
Future income tax assets	97,867	114,397	84,891	93,924
Other assets	239,167	350,129	267,941	221,628
Long-term debt	(2,931,044)	(2,972,688)	(3,680,337)	(3,720,968)
Other liabilities	(51,409)	(72,824)	(47,891)	(45,364)
Future income tax liabilities	(258,464)	(259,302)	(239,264)	(239,531)
Non-controlling interest	(195,144)	(193,977)	(210,665)	(209,605)
Deficit	2,779,953	2,740,212	421,711	510,188
Accumulated other comprehensive (income) loss	2,841	(4,254)	2,508	(11)
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

    The Company utilized interest rate swap to enhance its ability to manage risk relating to cash flow exposure, and forward exchange currency contracts and cross currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transaction, The Company designates the derivative as a hedge and appropriately document the hedging relationship. Changes in the fair values of derivative contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

    The Company holds derivative financial instruments only some of which qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting are recognized immediately in earnings.

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