Form 20-F
period 2003-12-31
QUEBECOR MEDIA INC
filed 2004-03-31
CIK 1156831

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number

QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)

PROVINCE OF QUÉBEC, CANADA
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

123,602,807 Common Shares
1,590,000 Cumulative First Preferred Shares, Series A
0 Cumulative First Preferred Shares, Series B
0 Cumulative First Preferred Shares, Series C
0 Cumulative First Preferred Shares, Series D

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

FORWARD-LOOKING STATEMENTS

        This annual report contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in this annual report. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described below under "Item 3. Key Information — Risk Factors" and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this annual report and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

INDUSTRY AND MARKET DATA

        Industry statistics and market data used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.

        Information contained in this document concerning the media industry, our general expectations concerning this industry and our market positions and market shares may also be based on estimates and assumptions made by us based on our knowledge of the industry and which we believe to be reliable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares. Industry and company data is approximate and may reflect rounding in certain cases.

PRESENTATION OF FINANCIAL INFORMATION

        We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States. Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 28 to our audited consolidated financial statements.

        We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures as well as other measures used in this annual report and a reconciliation to the most directly comparable Canadian GAAP and U.S. GAAP financial measures in footnote 3 to the tables under "Item 3. Key Information — Selected Financial Data." and "Item 5. Operating and Financial Review and Prospects".

        Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2003.

ii

EXCHANGE RATE INFORMATION

        The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 15, 2004, the inverse of the noon buying rate was $1.00 equals US$0.7506.

	Average(1)	High	Low	Period End
Year Ended
December 31, 2003	0.7136	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
	Average(2)	High	Low	Period End
Month Ended
February 29, 2004	0.7520	0.7629	0.7439	0.7460
January 31, 2004	0.7719	0.7880	0.7496	0.7539
December 31, 2003	0.7612	0.7738	0.7460	0.7738
November 30, 2003	0.7616	0.7708	0.7484	0.7708
October 31, 2003	0.7564	0.7667	0.7418	0.7579
September 30, 2003	0.7335	0.7424	0.7207	0.7404

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

Selected Financial Data

        Our selected historical consolidated financial data presented below under the captions "Statement of Income Data" for the years ended December 31, 2003, 2002 and 2001 and "Balance Sheet Data" as of December 31, 2003 and 2002 are derived from our audited financial statements included in Item 17 of this annual report. The selected consolidated statement of income data presented below for the years ended December 31, 2000 and 1999 and consolidated balance sheet data as of December 31, 2000 and 1999 are derived from our audited consolidated financial statements not included in this annual report. The selected financial data presented below should be read in conjunction with the information contained in "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto contained in "Item 17. Financial Statements" of this annual report (see pages F-1 to F-79).

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 28 to our consolidated financial statements contained in "Item 17. Financial Statements" of this annual report.

	Years Ended December 31,
	2003	2002(1)	2001(1)	2000(1)	1999(1)
	(in millions)
STATEMENTS OF INCOME DATA (CANADIAN GAAP):
Revenues	$2,319.6	$2,277.9	$1,825.0	$1,210.8	$1,068.4
Cost of sales, selling and administrative expenses	1,707.9	1,716.9	1,436.3	1,020.3	896.1
Amortization	227.5	226.1	151.7	39.3	34.3
Financial expenses	300.0	323.2	288.4	96.6	71.1
Reserve for restructuring of operations, impairment of assets and other special charges	1.6	39.2	152.1	106.6	4.8
Write-down of goodwill	0.5	187.0	147.0	126.9	4.5
(Losses) gains on sale of businesses and other assets and gains on dilution	(1.1)	3.6	1.5	19.9	162.8
Net gain on debt refinancing and on repurchase of redeemable preferred shares of subsidiary	144.1	—	—	—	—
Income taxes (credit)	(12.4)	5.2	(6.6)	15.9	18.6
Amortization of goodwill, net of non-controlling interest	—	—	127.0	35.4	23.1
Other expenses (revenues)	33.6	13.7	(19.9)	(15.8)	6.4
Net income (loss)	$203.9	$(229.8)	$(449.5)	$(194.5)	$172.3
OTHER FINANCIAL DATA (CANADIAN GAAP):
Operating income(2)	$611.7	$561.0	$388.7	$190.5	$172.3
Additions to property, plant and equipment	131.8	135.0	129.7	42.9	34.2
	As at December 31,
	2003	2002(1)	2001(1)	2000(1)	1999(1)
	(in millions)
BALANCE SHEETS DATA (CANADIAN GAAP):
Cash and cash equivalents	$103.6	$188.3	$207.8	$46.2	$23.3
Total assets	6,601.9	6,742.8	9,255.9	7,389.5	1,603.8
Total debt	2,756.8	3,506.6	3,695.4	2,621.3	896.1
Capital stock	1,773.7	1,341.8	3,985.0	4,067.5	43.4
Shareholders' equity	2,395.0	1,751.9	4,093.4	4,124.0	258.7

	Years Ended December 31,
	2003	2002(3)	2001(3)
	(in millions)
STATEMENTS OF INCOME DATA (U.S. GAAP):
Revenues	$2,319.6	$2,277.9	$1,825.0
Cost of sales, selling and administrative expenses	1,705.1	1,713.3	1,436.4
Amortization	227.5	226.1	151.7
Financial expenses	467.5	179.5	353.2
Reserve for restructuring of operations, impairment of assets and other special charges	1.6	39.2	152.1
Write-down of goodwill	0.5	187.0	147.0
(Losses) gains on sale of businesses and other assets and gains on dilution	(1.1)	3.6	1.5
Net loss on debt refinancing	(9.6)	—	—
Income taxes (credit)	(13.7)	6.3	(21.1)
Amortization of goodwill, net of non-controlling interest	—	2,144.3	127.0
Other expenses (revenues)	16.9	(5.8)	(13.6)
Net income (loss)	$(96.5)	$(2,208.4)	$(506.4)
OTHER FINANCIAL DATA (U.S. GAAP):
Operating income(2)	$614.5	$564.6	$388.6
Additions to property, plant and equipment	131.8	135.0	129.7
Comprehensive loss	(155.7)	(2,204.1)	(504.8)
	As at December 31,
	2003	2002(3)	2001(3)
	(in millions)
BALANCE SHEET DATA (U.S. GAAP):
Cash and cash equivalents	$103.6	$188.3	$207.8
Total assets	6,593.5	6,885.2	9,213.2
Total debt	2,734.1	3,548.3	3,736.0
Capital stock	1,773.7	1,341.8	3,985.0
Shareholders' equity	2,253.3	1,820.4	4,013.3

(1)
The 2002, 2001, 2000 and 1999 figures were reclassified to conform with the presentation adopted for the year ended December 31, 2003. The 2002, 2001 and 2000 figures were restated in order to reflect the Company's change in accounting policies related to equipment to customers and hook-up costs. The 2002, 2001, 2000 and 1999 figures were reclassified in order to reflect the application of Section 3475 of the CICA Handbook entitled Disposal of Long-lived Assets and Discontinued Operations.

(2)
The Company defines operating income (or loss) as income (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses and other assets, gains (losses) on dilution, net gain on debt refinancing and on purchase of redeemable preferred shares of a subsidiary, and income taxes. Equity income (or loss) from non-consolidated subsidiaries, non-controlling interest, amortization of goodwill and the results of discontinued operations are not considered in the computation of operating income. Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company's definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

(3)
The 2002 and 2001 figures were reclassified to conform with the presentation adopted for the year ended December 31, 2003.

Capitalization and Indebtedness

        Not applicable.

Reasons for the Offer and Use of Proceeds

        Not applicable.

Risk Factors

        We have substantial debt and significant interest payment requirements which could adversely affect our financial condition.

        We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2003, we had approximately $2.76 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

  •
  limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

        Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us.

        We and our subsidiaries may still be able to incur substantially more debt which could increase the risk described above.

        We and our subsidiaries may be able to incur substantial additional debt in the future. If we or any of our subsidiaries do so, the risk described above could intensify. As of December 31, 2003, we would have had approximately $46.6 million available for additional borrowings under our credit facility and our wholly-owned subsidiaries would have had approximately $290.5 million available for additional borrowings under their credit facilities.

        Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility.

        The terms of our outstanding debt instruments contain a number of restrictive covenants that impose significant operating and financial covenants on us, including, among other things, restrictions on our ability to:

  •
  incur additional debt;

  •
  pay dividends and make restricted payments;

  •
  create liens;

  •
  use the proceeds from sales of assets and subsidiary stock;

  •
  enter into sale and leaseback transactions;

  •
  enter into transactions with affiliates; and

  •
  enter into certain mergers, consolidations and transfers of all or substantially all of our assets.

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

        We will need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

        Our ability to meet our debt service requirements will depend on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition, general economic conditions and newsprint prices. We cannot provide assurance that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to pay our indebtedness or to fund our other liquidity needs.

        We depend, to a certain extent, on our subsidiaries for cash needed to service our obligations.

        We need the cash generated by our subsidiaries from their operations and their borrowings to service our obligations. Our subsidiaries' ability to make payments to us will depend upon their operating results and will also be subject to applicable laws and contractual restrictions. Some of our subsidiaries may be subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners.

  We operate in highly competitive industries.

        We operate in highly competitive industries. Our cable operations face competition from direct broadcast satellite, or DBS, providers, multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems, or SMATV, and over-air television broadcasters. We also face competition from illegal providers of cable television services or pirate systems that enable customers to access programming services from U.S. and Canadian DBS without paying any fee. In our Internet access business, we compete against other Internet service providers offering residential and commercial Internet access services. In our broadcasting and publishing operations, competition for advertising, customers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels, radio, local, regional and national newspapers, magazines, direct mail, and other communications and advertising media that operate in our markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian media industries, and our competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that our existing and future competitors will not pursue or be capable of achieving business strategies similar or competitive to ours. Some of our competitors have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.

  We may not successfully implement our business strategies.

        Our business strategies are based on developing an integrated platform of media assets. Our strategies include the offering of multi-platform advertising solutions, the pursuit of cross-promotional opportunities and enhanced content development. There can be no assurance that we will be able to fully implement these strategies or that it will realize the anticipated benefits of these strategies. Implementation of these strategies could also be affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions or increased competition. In addition, our ability to achieve other anticipated benefits from our recent and future acquisitions, will depend, in large part, on our ability to successfully implement measures intended to increase efficiency and to reduce operating costs.

        We have grown rapidly. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our financial results and operations could be adversely affected.

        We have recently experienced substantial growth in our business and have significantly expanded our operations. The acquisition of Le Groupe Vidéotron ltée, or Groupe Vidéotron, in October 2000 contributed approximately $1.22 billion, or 53%, to our revenue for the year ended December 31, 2003. We have made a number of other acquisitions in the past, and we plan to continue to make acquisitions in the future. Some of our acquisitions have involved expansion into businesses in which we have historically had limited or no involvement. We intend to continue to increase our business, make strategic acquisitions and further expand the types of businesses in which we participate. This growth and expansion has placed, and will continue to place, a significant demand on our management. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage this expansion, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

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

  We may be adversely affected by the cost of newsprint.

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

        Our ability to attract and retain digital cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our digital cable operations.

  We may be adversely affected by strikes and other labor protests.

        Approximately 39% of our employees are represented by collective bargaining agreements. As of March 1, 2004, collective bargaining agreements covering approximately 900 of our employees had expired or were under negotiation. We are currently negotiating new collective bargaining agreements with union representatives with a view to significantly increasing productivity and reducing our labor costs.

        From May 2002 to April 2003, we experienced a work stoppage in the operations of our Cable Television segment (approximately 1,401 employees). As a result of the work stoppage, we experienced, during the first three months of the work stoppage, disrupted service and property damage. In April 2003, we entered into two new collective bargaining agreements with 1,700 unionized employees in the Montréal and Quebec City regions, which ended the labor dispute that began in May 2002. The new collective bargaining agreements will expire on December 31, 2006.

        Our inability to negotiate acceptable new agreements with respect to any of the above collective bargaining agreements could result in strikes or other forms of work stoppage. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and service interruption, which could adversely affect our business, financial position or results of operations.

        We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continued technological development.

        The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission and which could have a material adverse effect on our business, financial condition or results of operations. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have already authorized direct-to-home satellite services, or DTH, and microwave services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

        We serve our cable customers through a single clustered network, which may be more vulnerable to widespread disruption.

        We provide our cable products and services through a primary headend and eight regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction.

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

        Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems that accounted for approximately US$30 million in 2003 and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon will have to be paid, in U.S. dollars. We have entered into transactions to hedge the exchange rate risk with respect to most of our U.S. dollar-denominated debt, but fluctuations of the exchange rate may affect our ability to make payments in respect of debt obligations that are not hedged against such exchange rate risk. In addition, hedging transactions may not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.

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

        Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to programming undertakings, regulations govern, among other matters, the timing and content of programming, the timing, content and amount of commercial advertising, and the amount of foreign versus domestically produced programming. With respect to distribution undertakings, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting licenses. See "Item 4. Information on the Company — Regulation."

        Our broadcasting distribution and Internet access service operations are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The Canadian Radio-television and Telecommunications Commission, which is generally referred to as the CRTC in this annual report, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards for cable television systems under the Radiocommunication Act (Canada) administered by Industry Canada.

        A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, like cable television systems with over 6,000 customers, are required to substitute the foreign programming service with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets.

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

        Television broadcasting operations in Canada are also subject to "must carry" rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local broadcasters as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the "must carry" rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer to their customers more Canadian programming than non-Canadian programming services.

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules, which require cable systems with more than 6,000 customers operating in a French-language market to offer each analog French-language Canadian specialty channel licensed, other than certain religious programming services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty channels. Moreover, all licensed specialty channels must be carried by cable operators when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty channels than might otherwise be secured through negotiation. However, Category Two digital specialty channels do not benefit from any regulatory assistance to guarantee distribution by broadcasting distribution undertakings, or BDUs.

        As far as distribution operations are concerned, 5% of gross broadcast revenues must be put aside for funding the production of Canadian programming. Canadian cable distribution undertakings entered a competitive market in 1997 when satellite and microwave distributors began operations. Any competing distributors are regulated by comparable rules and all programming services must be made available to all BDUs.

        The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets and, therefore, compensate for the loss of cable customers. At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC may review any of its exemption orders at any time.

        A House of Commons Committee has been studying the current state and future direction of Canada's broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, including the restrictions on foreign ownership. The broadcasting distribution industry has promoted the following issues relating to the broadcasting system: the elimination of the foreign ownership restrictions for telecommunication and broadcast distribution undertakings, the inclusion of the concept of competition under the Broadcasting Act, and the implementation of harsher penalties for signal theft under the Radiocommunications Act (Canada). The House of Commons Committee will study certain issues including (a) patterns of media ownership, (b) cross-media ownership and vertical integration and (c) Canadian content and cultural diversity. The introduction of new laws, regulations or policies with respect to these matters could have a material adverse effect on our business, financial condition or results of operations.

        Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and DBS satellite services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For a more complete description of the regulatory environment affecting our business, see "Item 4. Information on the Company — Regulation."

        At the present time, through an exemption order, the CRTC does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing its exemption orders every five years.

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

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4, and our telephone number is (514) 380-1999. Our corporate website can be accessed through quebecor.com. The information found on our corporate website is, however, not part of this annual report. Under our Senior Notes and Senior Discount Notes, our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

        Quebecor Media Inc. was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec). In connection with our formation, our parent company Quebecor Inc. transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included: a 70% interest in Sun Media Corporation, or Sun Media, a 57.2% interest in Nurun Inc., or Nurun, all the assets of the CANOE network and all the assets of our Leisure and Entertainment segment. Concurrently, we sold our interest in our subsidiary TQS Inc. to Quebecor Inc., which subsequently sold such interest to a private consortium. In addition, Quebecor Inc. and Capital Communications CDPQ Inc., or Capital CDPQ, a wholly-owned subsidiary of Caisse de dépôt et placement du Québec contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. In December 2001, QCI was liquidated into Quebecor Media Inc.

        In October 2000, we acquired all of the outstanding shares of Groupe Vidéotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Vidéotron included all of the shares of Vidéotron ltée, a 99.9% voting interest in TVA Group Inc., or TVA, Le SuperClub Vidéotron ltée, Protectron Inc., a 66.7% voting interest in Vidéotron Télécom ltée, a 54.0% voting interest in Netgraphe Inc. and a minority interest in Microcell Telecommunications Inc. The transaction was financed with $3.7 billion in cash from the subscriptions by Quebecor Inc. and Capital CDPQ and borrowings under our $2.1 billion credit facility dated October 23, 2000, which we refer to as the QMI Credit Facility. Pursuant to Canadian law, at the close of the takeover bid for Groupe Vidéotron, all the shares of Vidéotron ltée, which we refer to as Vidéotron, and TVA Group Inc., or TVA, were deposited with trustees pending the approval by the CRTC of the transfer of the operating licenses owned by Vidéotron and TVA. We received approval for the transfer of the Vidéotron operating licenses in May 2001. On July 5, 2001, we received CRTC approval for the transfer of the TVA operating licenses, subject to the condition that: (i) TQS Inc., another subsidiary of Quebecor Inc., be placed in trust and (ii) a third party not associated with Quebecor Inc. or any of its affiliates files an application with the CRTC to acquire TQS Inc. In September 2001, the said condition was satisfied, the trust arrangement was terminated and the control of the shares of TVA was passed to us. In December 2002, Groupe Vidéotron was liquidated into Quebecor Media Inc.

        Following the buyout of the minority shareholders of Sun Media in June 2001, our ownership interest in Sun Media increased to 100%.

        In July 2001, we issued US$715.0 million in aggregate principal amount of 11 1/8% Senior Notes and US$295.0 million in aggregate principal amount of 13 3/4% Senior Discount Notes. Both the Senior Notes and the Senior Discount Notes are unsecured, and each are due July 15, 2011, with cash interest payable semi-annually in arrears on January 15 and July 15 of each year except that, in the case of the Senior Discount Notes, interest will accrue, prior to July 15, 2006, in the form of an increase in the accreted value, representing amortization of original issue discount of such Senior Discount Notes. The net proceeds thereof were used to reduce our indebtedness under the QMI Credit Facility.

        Early in the 2003 financial year, Quebecor Media shareholders injected a total of $431.9 million into the Company's share capital. At the beginning of 2003, Quebecor Inc. contributed $216.1 million to the share capital of Quebecor Media in the form of redeemable preferred shares, enabling the Company to repay part of the $429.0 million term loan that came due in April 2003. On April 22, 2003, common shares in an aggregate amount of $215.8 million were issued. The proceeds were used to pay down the balance of the above-noted $429.0 million term loan. On the same date, the redeemable preferred shares issued in early 2003 were converted into common shares.

        On February 7, 2003, Sun Media issued US$205 million in aggregate principal amount of 7 5/8% Senior Notes and contracted new bank credit facilities totaling $425 million. The Senior Notes are unsecured, and are due February 15, 2013, with cash payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. The net proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down in full all Sun Media loans and to pay a $260 million dividend to Quebecor Media, of which $150 million was used to reduce the long-term debt of Vidéotron.

        On October 8, 2003, Vidéotron issued US$335 million in aggregate principal amount of 6 7/8% Senior Notes and amended the terms of its credit agreement to provide for a Term C loan of $368.1 million. The Senior Notes are unsecured and are due January 15, 2014, with cash payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2004. The net proceeds from the offering of the Senior Notes and the Term C loan of $368.1 million were used to fully repay the then outstanding balances under Vidéotron's credit facilities and for general corporate purposes.

        On December 5, 2003, we effected a reverse stock split pursuant to which each issued and outstanding share of common stock of Quebecor Media was converted into 1/70th of a share of common stock of Quebecor Media. On December 5, 2003, we had 8,652,196,704 issued and outstanding shares of common stock which were consolidated into 123,602,807 issued and outstanding shares of common stock.

        During our financial year ended December 31, 2003, we proceeded with several business acquisitions, divestitures and combinations through our direct and indirect subsidiaries, including, among others, the following:

  •
  In December 2003, our wholly-owned subsidiary, 9101-0827 Quebec Inc. announced its agreement to purchase the preferred shares of 3662527 Canada Inc., of which Vidéotron Télécom Ltd. is a wholly-owned subsidiary, from The Carlyle Group for a purchase price with a value estimated at $125 million.

  •
  On October 7, 2003, immediately prior to the completion of the offering of Vidéotron's Senior Notes, Quebecor Media transferred its wholly-owned subsidiaries Le SuperClub Vidéotron ltee, or Superclub Vidéotron, and Vidéotron TVN Inc. to Vidéotron ltée for $141.9 million.

  •
  In May 2003, Sun Media announced the sale of its interests in businesses it had been operating in Florida and British Columbia.

  •
  In November 2003, Sun Media acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34.2 million.

  •
  In October 2003, Quebecor Media acquired from Hachette Livre S.A. the remaining 50% equity interest (to become the sole shareholder) in Les Editiones CEC, a standard-setter in textbook publishing in Quebec.

  •
  In March 2003, Nurun inc. sold Nurun Technologie S.A. to Net Business Services, SAS.

Business Overview

        We are a leading Canadian-based media company with interests in cable distribution, newspaper publishing, television broadcasting, business telecommunications, book and magazine publishing, and new media services. Through these interests, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.

        We were formed in August 2000 to facilitate the growth and integration of our established, complementary media assets. Our operating subsidiaries have created leading positions in several Canadian media sectors, particularly in the Province of Québec. Through Vidéotron, we are the largest distributor of pay-television services in the Province of Québec and the third largest distributor of pay-television services in Canada based on the number of cable customers. Through Sun Media, we are the largest newspaper publisher in the Province of Québec and the second largest newspaper publisher in Canada, and we have established the number one or two market position in each of our eight urban daily markets, in each case, in terms of weekly circulation. Through TVA, we are the largest privately-owned television broadcaster in Québec, the largest French-language television broadcaster in North America and, through TVA and Le Canal Nouvelles, we are the largest private producer of French-language television programming in North America. In the new media sector, we have developed, through Netgraphe Inc. and its subsidiaries, two of Canada's leading English and French-language Internet news and information portals, as well as leading sites dedicated to automobiles, employment, personals and classifieds and, through Nurun and Mindready, we provide Web integration and technology services. We are also a leading book and magazine publisher, and we own and operate the largest retail music and video store chains in Québec.

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

        For the twelve-month period ended December 31, 2003, we generated revenues of approximately $2.32 billion and an operating income of approximately $611.7 million.

        As calculated in our consolidated financial statements, operating income (or loss) means earnings before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sale of businesses and other assets, gains (losses) on dilution, net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, and income taxes. Equity income (or loss) from non-consolidated subsidiaries and non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by Superclub Vidéotron, which were previously recorded under amortization, have been entered under cost of sales. Operating income (or loss) for prior periods of 2003 and for the 2002 and 2001 financial years has been reclassified to reflect the change. See "Item 17. Financial Statements."

        Operating income (or loss) is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income (or loss) because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used in the sectors in which we are engaged and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Cable Television

        We are the largest distributor of pay-television services in the Province of Québec and the third largest cable operator in Canada based on the number of cable customers. We hold cable licenses that cover approximately 80% of Québec's 3.0 million homes passed by cable according to 2002 CRTC data, including licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings. In 2001, we substantially completed our network modernization program, which has provided us with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America, with approximately 97% of our systems upgraded to two-way capability and 74% of our customers served by systems upgraded to 750 MHz.

        As of December 31, 2003, we had approximately 1.4 million basic cable customers, representing a basic penetration rate of 61.0%. Through our extensive broadband coverage, we also offer digital television and high-speed Internet access services to approximately 97% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2003, we had 239,673 digital customers, representing 16.7% of our basic customers and 10.2% of our total homes passed. We have also rapidly grown our high-speed Internet access customer base, and at December 31, 2003, we had 406,277 high-speed Internet access customers, representing 28.4% of our basic customers and 17.3% of our total homes passed. We believe that the continued increase in the penetration of our digital television and high-speed Internet access services will result in increased average revenue per customer.

        We offer our advanced products and services, which include video-on-demand and selected interactive television services, as a bundled package that is unique among the competitors in our market. We differentiate our services by offering a higher speed Internet access product and the widest range of French-language programming in Canada. We believe that our bundled packages of products and services, together with our focus on customer service and the breadth of our French-language offerings, have resulted in improved customer satisfaction, increased use of our services and higher customer retention.

        From May 8, 2002 to April 2003, we experienced a work stoppage in the operations of our Cable Television segment (approximately 1,401 employees). In April 2003, we entered into two new collective bargaining agreements with 1,700 unionized employees in the Montréal and Quebec City regions, which ended the labor dispute that began in May 2002. We believe these agreements have resulted in operating expenses that are approximately $20 million lower, on an annualized basis, than what we would have incurred under our previous labor agreements. The new collective bargaining agreements will expire on December 31, 2006. See "Item 4. Information on the Company — Employees."

        On October 8, 2003, Vidéotron issued US$335 million in aggregate principal amount of 6 7/8% Senior Notes and amended the terms of its credit agreement to provide for a Term C loan of $368.1 million. The Senior Notes are unsecured and are due January 15, 2014, with cash payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2004. The net proceeds from the offering of the Senior Notes and the Term C loan of $368.1 million were used to fully repay the then outstanding balances under Vidéotron's credit facilities and for general corporate purposes.

        On October 7, 2003, immediately prior to the completion of the offering of Vidéotron's Senior Notes, Quebecor Media transferred its wholly-owned subsidiaries Le SuperClub Vidéotron ltee, or Superclub Vidéotron, and Vidéotron TVN Inc. to Vidéotron ltée for $141.9 million. As consideration, Vidéotron issued to Quebecor Media an additional 354,813 shares of common stock of Vidéotron. Through SuperClub Vidéotron, we also own the largest chain of video stores in Québec, with 180 retail locations (of which 137 are franchised) and more than 1.3 million video club rental members. With approximately 80% of its retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services. The financial results of the Cable Television segment for the year ended December 31, 2003 and for prior periods have been restated to reflect the inclusion of Superclub Vidéotron.

        For the year ended December 31, 2003, our cable operations generated revenues of $805.0 million and operating income of $275.3 million.

Broadcast Distribution Industry Overview

  Cable Television Industry Overview

        Cable television has been available in Canada for almost 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2002, there were approximately 7.0 million cable television customers in Canada, representing a basic cable penetration rate of 68.6% of homes passed. The Canadian cable television market is fairly concentrated with the four largest cable service providers serving 6.7 million customers, or approximately 96% of total basic cable customers. For the twelve months ended August 31, 2002, total industry revenue was estimated to be over $3.9 billion and is expected to grow significantly in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as high-speed Internet access and digital television services. The following table summarizes recent annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	1998	1999	2000	2001	2002	CAGR(1)(%)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	$2.7	$3.0	$3.3	$3.6	$3.9	9.6%
Homes Passed	9.5	9.7	9.9	10.0	10.2	1.8%
Basic Cable Customers	7.2	7.3	7.3	7.2	7.0	(0.7%	)
Basic Penetration (%)	75.7%	74.8%	73.5%	71.5%	68.6%
	Twelve Months Ended December 31,
	1998	2000	2001	2002	2002	CAGR(1)(%)
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$30.3	US$32.9	US$36.0	US$41.4	US$46.9	11.5%
Homes Passed	95.6	97.6	99.1	100.6	102.7	1.8%
Basic Cable Customers	65.1	65.9	66.6	66.9	66.1	0.4%
Basic Penetration (%)	68.1%	67.5%	67.2%	66.5%	64.4%

Source of Canadian data: CRTC. Source of U.S. data: Paul Kagan Associates, Inc., Kagan World Media, a Media Central/Primedia Company, and Nielson Media Research and NCTA.

(1)
Compounded annual growth rate from 1998 until 2002.

        The traditional cable business, which is the delivery of video via hybrid fiber coaxial network, is fundamentally similar in the U.S. and Canada. Different economic and regulatory conditions, however, have given rise to important differences between the two markets. Canadian operators have more limited revenue sources than U.S. operators due to Canadian regulations which prevent cable operators from generating revenue from local advertising. However, the lack of local advertising revenues allows Canadian cable operators to benefit from lower programming costs as compared to U.S. cable operators.

        A significant portion of Canada's cable television customers are based in Québec. As of August 31, 2002, Québec was home to approximately 24% of Canada's population and approximately 23.5% of its basic cable customers. Basic cable penetration in Québec, which was approximately 60.4% as of August 31, 2002, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec's population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available "off-air" in most of Québec's French-speaking communities. The arrival of a variety of French-language specialty programming not available "off air" contributed to a slight cable penetration increase in the 1990s. See "— Regulation" for more information on the regulatory framework governing Canada's cable industry.

  Expansion of Digital Distribution and Programming

        In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology which allows for a large number of programming channels and advanced services to be offered.

        In addition, in the last three years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.

        In September 2001, Canadian cable service providers, including Vidéotron, significantly expanded their digital programming offering through the launch of many of the new digital channels licensed by the CRTC. Since September 2001, we have launched over 30 new English-language and four new French-language digital channels, significantly increasing the programming offered to our digital customers. We also expect to launch additional French-language specialty channels in 2004. We believe the launch of these digital channels and the future increase in French-language programming will help to improve the penetration of our digital television service among our customers.

Products and Services

        We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as high-speed Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our high-speed Internet access and digital television services, both of which are increasingly desired by customers. In addition, in the third quarter of 2001, we launched additional interactive services providing e-mail, Internet access and other functionality through the television. With our advanced broadband network, we will be able to successfully increase penetration of value-added services such as video-on-demand, high definition television, personal video recorders, as well as interactive programming and advertising.

  Traditional Cable Television Services

        Customers subscribing to our traditional analog "basic" and analog "extended basic" services generally receive a line-up of between 49 and 59 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.

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

  •
  Extended Basic Service.  This expanded programming level of services includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as Telemax, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

  •
  Premium Cable and Pay-Television Services.  We offer commercial-free movies, U.S. superstations and other special entertainment programming.

  •
  Pay-Per-View Service.  These channels allow customers to pay on a per event basis to view a single showing of a recently released movie, a special sporting event or a music concert on a commercial-free basis. We offer both French-language and English-language pay-per-view services.

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

  •
  High-Speed Internet Access.  Leveraging our advanced cable infrastructure, we offer high-speed Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds more than 50 times the speed of a conventional telephone modem. As of December 31, 2003, we had over 406,277 high-speed Internet access customers, representing a penetration rate of 17.3% of our total homes passed. In addition, as of December 31, 2003, we had 28,821 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 47% as of December 31, 2003.

  •
  Digital Television.  As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer's home. This digital connection provides significant advantages. In particular, it increases channel capacity which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area, which covers 1.7 million homes passed by cable and is our largest market. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets.

  In September 2001, we launched a new digital service offering under the illico™ brand. In addition to providing high quality sound and image quality, illico™ offers our customers significant programming flexibility. Our basic digital package includes 21 television channels, 30 audio services providing CD quality music, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as i Self-Service, offers customers the ability to select 100 additional channels of their choice, allowing them to customize their choices among many specialty channels. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service.

  As of December 31, 2003, we had over 239,673 customers for our digital television service. Notwithstanding our digital television service, we intend to continue to offer analog cable service to our customers.

  •
  Interactive Services.  In September 2001, we also launched digital interactive services under the illico™ Interactive brand. These services, which combine our digital television and Internet access services, will enable customers equipped with wireless keyboards to access the Internet and send and receive e-mail. In the near future, we intend to provide additional functionality including e-commerce. We believe interactive services will be increasingly desired by customers, and we intend to continue to develop and deploy advanced products and services to add greater functionality to our interactive services offering.

  •
  Video-On-Demand.  Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 96% of the homes passed by us.

  •
  Other New Business Initiatives.  To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

        The following table summarizes our customer statistics for our analog and digital cable and advanced products and services.

	As of December 31,
	1999	2000	2001	2002	2003
Video services
Basic analog cable
Homes passed(1)	2,309,850	2,324,940	2,330,648	2,329,023	2,351,344
Basic customers(2)	1,565,321	1,559,446	1,519,172	1,440,184	1,433,260
Penetration(3)	67.8%	67.1%	65.2%	61.8%	61.0%
Digital cable
Digital customers	31,727	80,749	114,178	170,729	239,673
Penetration(4)	2.0%	5.2%	7.5%	11.9%	16.7%
Number of digital terminals	33,888	85,756	121,210	182,010	257,350
Data services
Dial-up Internet access
Dial-up customers	72,720	62,673	55,427	43,627	28,821
High-speed Internet access
Cable modem customers	52,996	140,302	228,328	305,054	406,277
Penetration(3)	2.3%	6.0%	9.8%	13.1%	17.3%

(1)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)
Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)
Represents customers as a percentage of total homes passed.

(4)
Represents customers for the digital service as a percentage of basic customers.

        In the quarter ended December 31, 2003, we recorded a net increase of 10,295 basic cable customers. During the same period, we also recorded net growth of 27,752 customers of our high-speed Internet access service and 26,470 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service.

  Video Stores

        Through SuperClub Vidéotron, we also own the largest chain of video stores in Québec, with 180 retail locations (of which 137 are franchised) and more than 1.3 million video club rental members. With approximately 80% of its retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services.

  Video-On-Demand Services

        Archambault Group Inc., a subsidiary of Quebecor Media Inc., was granted a video-on-demand service license by the CRTC in July 2002. Effective March 1, 2003, Vidéotron entered into an affiliation agreement with Archambault Group Inc., which expires in 2008 but is subject to renewal, granting Vidéotron the non-exclusive right to offer Archambault Group Inc.'s video-on-demand services to customers of Vidéotron. In conjunction with the affiliation agreement between Archambault Group Inc. and Vidéotron, Vidéotron also entered into an administrative services agreement with Archambault Group Inc. Pursuant to this administrative services agreement, Vidéotron has agreed to provide various administrative services to Archambault Group Inc. to enable it to manage its operations.

Pricing of Our Products and Services

        Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. As of December 31, 2003, the average monthly fees for basic and extended basic service were $21.89 and $34.72, respectively, and the average monthly fees for basic and extended basic digital service were $11.08 and $38.44, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees, for rented equipment, such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

        The CRTC only regulates rates for basic cable service. The fees for services offered in discretionary packages, including Canadian and U.S. specialty television services, are based upon rates negotiated between us and the providers of programming services. In addition, fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set-top boxes are priced by us on a discretionary basis and are not regulated by the CRTC.

        Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges as follows:

Service	Price Range
Basic analog cable	$15.07 – $26.85
Extended basic analog cable	$24.88 – $37.91
Basic digital cable	$9.99 – $11.99
Extended basic digital cable	$27.99 – $64.94
Pay-television	$6.00 – $19.95
Pay-per-view (per movie or event)	$3.99 – $79.95
Video-on-demand (per movie or event)	$0.99 – $ 9.99
Dial-up Internet access	$9.95 – $22.95
High-speed Internet access	$24.95 – $69.95

Our Network Technology

        As of December 31, 2003, our cable systems consisted of approximately 7,500 km of fiber optic cable and 25,000 km of coaxial cable, passing approximately 2.4 million homes and serving approximately 1.4 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed, and one of the most advanced broadband networks in North America, with over 97% two-way capability at present.

        The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	Under 450 MHz	480 to 625 MHz	750 MHz	Two-Way Capability
December 31, 2000	7%	21%	72%	92%
December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%

        Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and customer drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or "off-air" reception quality and transmitted to the main headends by way of "off-air" links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. This connection is provided by Vidéotron Télécom Ltée through its inter-city fiber network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the customer drops. The customer drop brings the signal into the customer's television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes.

        Since 1995, we have invested over $294 million in a modernization program to upgrade our network to enable us to develop and deploy new advanced products and services. Our modernization program was substantially completed as of December 31, 2001. As a result, we are now able to deliver simultaneously up to 75 analog channels and over 200 digital channels in the greater Montréal area and in western Québec, and up to 49 analog channels and over 70 digital channels in other urban areas in Québec, and provide two-way capability throughout most of our network. In December 2003, we decided to upgrade our two-way capability network in Quebec City to increase the bandwidth from 480 MHz to 750 MHz or greater, and we estimate that $29.1 million of capital expenditures over two years will be required. We are also currently contemplating similarly upgrading our two-way capability network in central Québec. If we were to proceed with such upgrade, we estimate that approximately $15 million of capital expenditures over two years would be required.

        We have adopted the hybrid fiber coaxial network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services.

        We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

Marketing and Customer Care

        Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

  •
  continue to rapidly deploy advanced products and services such as high-speed Internet access and digital television;

  •
  introduce new advanced products and services desired by customers;

  •
  design product offerings that provide greater opportunity for customer entertainment and information choices;

  •
  leverage the retail presence and other products offered within the Quebecor Media group, including the retail presence of Archambault Group Inc., and within non-exclusive commercial retailers to cross-promote and distribute our cable and data services to our existing and future customers;

  •
  target marketing opportunities based on demographic data and past purchasing behavior;

  •
  develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services; and

  •
  leverage the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services.

        We plan to invest increasing amounts of time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we will use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

        Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems. We currently have five operational call centers and we are implementing various initiatives to improve customer service and satisfaction. For example, on December 1, 2003, we interconnected all of our call centers to enhance our call handling capabilities and efficiency. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. We have also implemented Web-based customer service capabilities. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

Programming

        We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer's decision to subscribe to and retain our cable services. We devote significant resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.

        Since September 2001, we have significantly expanded the programming available to our customers through the launch of over 30 English-language and four French-language digital channels in digital format. Furthermore, we believe the recent launch of these digital channels, the continued launch of digital channels in the future and the increase in French-language programming will help to increase the penetration of our digital television service among our customers.

        Our programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming and inflationary or negotiated annual increases.

Competition

        We face competition in the areas of price, service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive services, we may face additional competition. We operate in a competitive business environment which can adversely affect our business and operations. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution and wireless distribution. We also face competition from illegal providers of cable television services or pirate systems that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee.

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

  •
  Direct Broadcast Satellite.    Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to broadcast, cable delivery or lower-powered transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

  •
  DSL.    The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to high-speed Internet access over cable systems. No DSL television undertaking is currently operating in the Province of Québec.

  •
  Private Cable.    Additional competition is posed by satellite master antenna television systems known as "SMATV systems" serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

  •
  Other Cable Distribution.    Currently, a second cable operator offering analog television distribution and providing high speed Internet access service is serving multi-dwelling units in the greater Montréal area.

  •
  Wireless Distribution.    Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer's premises.

Newspapers

        Through our newspaper publishing operations, we are the largest newspaper publisher in Québec and the second largest newspaper publisher in Canada, with a 21.5% market share in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association. We publish 17 paid daily newspapers and serve eight of the top eleven urban markets in Canada. Each of our eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. We also publish 171 weekly newspapers and shopping guides and 18 other specialty publications, including two free daily commuter newspapers. We publish the second and third largest non-national dailies in Canada based on weekly paid circulation: Le Journal de Montréal, with a paid circulation of 1.9 million copies, and The Toronto Sun, with a paid circulation of 1.5 million copies. The combined weekly paid circulation of our daily newspapers is approximately 6.9 million copies.

        In addition, we provide a range of commercial printing and other related services to third parties through our national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

        On February 7, 2003, Sun Media issued US$205.0 million (or Cdn $312.2 million) in aggregate principal amount of 7 5/8% Senior Notes due 2013 and entered into a new credit facility that provides for a term loan of US$230.0 million (or Cdn $349.0 million) and a revolving facility of $75.0 million. The net proceeds from the sale of the notes and the new credit facility were used to pay down in full all outstanding Sun Media loans and to pay a $260.0 million dividend to Quebecor Media.

        In May 2003, Sun Media completed the sales of its operating assets in Florida and British Columbia, Canada. The total cash consideration on these sales was $22.4 million, resulting in a gain on sale of a business of $0.5 million, after a $2.8 million tax charge.

        In November 2003, Sun Media acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34.2 million. Following the acquisition, Annex Publishing & Printing Inc. was subsequently amalgamated with Sun Media's wholly-owned subsidiary, Bowes Publishers Limited. The newspaper operations of Annex Printing and Publishing are located in southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation. The publications are: Simcoe Reformer, The Woodstock Sentinel-Review, The Tillsonburg News, Tillsonburg Independent News, The Oxford Review, The Tuesday Times Reformer, The Delhi News Record, The Ingersoll Times, Norwich Gazette, Lakeshore Shopper and Oxford Shipping News.

        For the year ended December 31, 2003, our newspaper operations generated revenues of $845.9 million and an operating income of $224.8 million. For this same period, we derived 69.4% of our revenues from advertising, 19.5% from circulation, and 11.1% from commercial printing and distribution operations.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest and largest segment of the advertising-based media industry in Canada. The industry is dominated by a small number of major newspaper publishers, of which we are the second largest, with a combined average weekly circulation (paid and unpaid) of more than 12 million copies. According to the Canadian Newspaper Association, our 21.5% market share of paid weekly newspaper circulation is exceeded only by CanWest Media Inc., with a 33.2% market share, and followed by Torstar Corporation (13.8%), Power Corporation (9.3%), Bell Globe Media (6.1%), and Osprey Media (4.6%).

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media's urban paid daily newspapers are tabloids.

        Newspaper companies derive revenue principally from advertising and circulation. According to industry sources, in 2002, the total Canadian daily newspaper industry revenue was $3.2 billion, with 79% derived from advertising and the remaining 21% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.5 billion in 2002, which represented 23.0% of total Canadian advertising spending. From 1997 to 2002, advertising revenues for daily newspapers increased at an average annual rate of 1.8%.

Advertising and Circulation

        Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are generally affected by changes in national and regional economic conditions. Recent statistics indicate that economic growth in Canada increased in 2003 relative to 2002. In addition, recent forecasts by the Bank of Canada project that economic growth will average 2.75% in 2004 and 3.75% in 2005. The improvement in the Canadian economy is expected to result in increased advertising expenditures.

        Advertising revenue is Sun Media's largest source of revenue. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including food, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.

        Sun Media's principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (45% in the year ended December 31, 2003) followed by retail advertising (35% in the same period) and national advertising (17% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 47% of all of our classified advertising in terms of revenue for the year ended December 31, 2003. Retail advertising is display advertising principally placed by local businesses and organizations. Our retail advertisers are principally department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the automotive sector.

        In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2003, our top ten national advertisers accounted for approximately 7% of the total advertising revenue and approximately 5% of overall revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in the others.

        Circulation sales are the second-largest source of revenue for Sun Media. In the large urban markets newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in every market, except Toronto, where The Toronto Sun is home-delivered only on Sunday and in certain designated areas on Saturday. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In addition, to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

        The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.

Newspaper Operations

        We operate our newspaper businesses in urban and community markets. A majority of our newspapers in the Community Newspaper Group are clustered around our eight urban dailies in the Urban Daily Group. We have strategically established our community newspapers near our regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.

  The Urban Daily Group

        On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.5 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank®2002 Study.

        Our Urban Daily Group is comprised of eight daily paid newspapers, two free daily commuter newspapers, and three free weekly publications. With the exception of the broadsheet The London Free Press, the paid daily newspapers are morning tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes the distribution businesses operated through Messageries Dynamiques and Dynamic Press Group.

        Circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2002 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

        The following chart lists our paid daily newspapers and their respective readership in 2002 as well as their market position by paid circulation during that period:

	2002 Average Readership			Market Position by Paid Circulation(1)
Newspaper
	Saturday	Sunday	Mon-Fri
Le Journal de Montréal	679,500	448,500	686,400	1
Le Journal de Québec	222,800	149,800	205,000	1
The Ottawa Sun	94,300	76,100	125,600	2
The Toronto Sun	652,200	966,100	839,800	2
The London Free Press	175,800	97,000	166,100	1
The Winnipeg Sun	115,700	118,700	130,500	2
The Edmonton Sun	159,000	177,600	190,300	2
The Calgary Sun	155,600	180,000	182,500	2

Total Average Readership	2,254,900	2,213,800	2,526,200

(1)
Based on paid circulation data published by the Audit Bureau of Circulations in March 2003 with respect to non-national newspapers in each market.

        Le Journal de Montréal.    Le Journal de Montréal is published seven days a week and is widely distributed by Messageries Dynamiques, which specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national Canadian dailies and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse, The Gazette and Le Devoir, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Le Journal de Montréal
Saturday	316,400	314,700	314,600
Sunday	267,800	264,800	263,500
Monday to Friday	260,900	262,800	269,600

        Le Journal de Québec.    Le Journal de Québec is published seven days a week and is widely distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Le Journal de Québec
Saturday	121,700	123,200	124,300
Sunday	98,600	100,700	101,500
Monday to Friday	96,200	98,500	99,400

        The Ottawa Sun.    The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.

        The following chart reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Ottawa Sun
Saturday	45,200	45,100	44,700
Sunday	52,900	52,800	52,500
Monday to Friday	49,600	49,800	49,300

        The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 180,000.

        The Toronto Sun.    The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations.

        The Toronto Sun is unique in that Monday to Friday all circulation sales are from vending boxes and retail outlets. Home delivery is available on Sunday and in some designated areas on Saturday.

        The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada's largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications, including Metro, a free weekday commuter newspaper, and niche publications relating to, for example, entertainment and television.

        The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Toronto Sun
Saturday	169,700	169,300	170,000
Sunday	367,800	350,700	357,000
Monday to Friday	215,300	203,500	200,200

        The London Free Press.    The London Free Press, one of Canada's oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

        The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The London Free Press
Saturday	116,000	112,200	111,900
Sunday	62,700	61,700	66,300
Monday to Friday	93,900	90,800	92,800

        During 2002, The London Free Press launched London This Week, a free weekly community newspaper with a circulation of approximately 105,000 copies, according to internal statistics. London This Week competes with another free weekly publication, The Londoner. The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 149,000, according to internal statistics.

        The Winnipeg Sun.    The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.

        The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Winnipeg Sun
Saturday	44,400	45,100	42,800
Sunday	58,100	56,400	55,200
Monday to Friday	45,900	45,400	44,000

        The Edmonton Sun.    The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton's broadsheet daily, The Edmonton Journal.

        The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Edmonton Sun
Saturday	72,700	71,600	69,300
Sunday	104,700	102,000	98,700
Monday to Friday	73,800	72,200	69,800

        The Calgary Sun.    The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary's broadsheet daily, The Calgary Herald.

        The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Calgary Sun
Saturday	67,200	65,100	63,700
Sunday	98,400	97,500	95,400
Monday to Friday	67,500	65,300	64,400

        24 Heures.    In October 2003, Sun Media re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. The new publication is a free daily newspaper with an average circulation of 120,000 copies, according to internal statistics. 24 Heures is a glossy, tabloid newspaper which competes with Metro, another free paper in Montréal.

        24 Hours.    In November 2003, we launched a new commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation of 229,000 copies according to internal statistics. The editorial content of 24 Hours concentrates on the Greater Toronto Area and competes with Metro.

        Competition.    In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television and other advertising media. The high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.

        Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Quebec's two main urban markets, Montreal and Quebec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.

        The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with The Toronto Star and to a lesser extent with The Globe & Mail and The National Post. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.

        Each of Sun Media's dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.

  The Community Newspaper Group

        In total, the Community Newspaper Group consists of nine daily community newspapers, 168 community weekly newspapers and shopping guides, and 16 farming and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2003 was approximately 2.9 million free copies and approximately 684,000 paid copies. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group in 2003:

Newspaper	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	12,100
Stratford Beacon Herald	Stratford, Ontario	10,800
The Daily Herald Tribune	Grande Prairie, Alberta	8,600
St. Thomas Time-Journal	St. Thomas, Ontario	7,900
Fort McMurray Today	Fort McMurray, Alberta	6,400
The Daily Miner & News	Kenora, Ontario	4,800
The Daily Graphic	Portage La Prairie, Manitoba	3,200
Simcoe Reformer	Simcoe, Ontario	6,300
Woodstock Sentinel-Review	Woodstock, Ontario	6,600

Total Average Daily Paid Circulation		66,700

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Alberta	42
Manitoba	12
Ontario	49
New Brunswick	1
Québec	58
Saskatchewan	6
Total Publications	168

        Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. These newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.

        Competition.    A majority of the Community Newspaper Group's publications maintain the number one positions in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group's publications have been a consistent source of cash flow.

Other Operations

  Commercial Printing and Distribution

        Sun Media's national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 25 web press and 11 sheet fed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 15 printing facilities for the daily publications, and 16 other printing facilities operated by the Community Newspaper Group in five provinces.

        Our third-party commercial printing provides us with an additional revenue source while using existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. However, we have the advantage of: (a) owning modern equipment; (b) being able to price projects on a variable cost basis because our core newspaper business covers overhead expenses; and (c) being the only local provider of commercial printing service in some of our markets.

        The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques distributes dailies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,500 retail outlets through its operations in Québec. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more than 300 outlets in Québec.

        Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes coupons, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with distribution to over nine million Canadian households.

Seasonality and Cyclicality

        Canadian newspaper publishing company operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically our strongest quarters, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been our weakest quarter.

        Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue.

Raw Materials

        Newsprint is our second-largest expense, after personnel costs, and represents our largest raw material expense. Newsprint expense represented 16.4% of our total operating expenses (before depreciation, amortization and restructuring charges) for the year ended December 31, 2002 and 16.2% for the year ended December 31, 2003. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including web width reduction, inventory management, incentive programs and, when possible, advertising and circulation price increases.

        In addition, to obtain more favorable pricing and to provide for a more secure supply, we have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of all of our newsprint purchases. This agreement enables us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds by combining our purchases with the Canadian purchases of Quebecor World Inc., an affiliated company. This agreement will satisfy most of our anticipated newsprint requirements through the end of 2005.

        Aside from newsprint, the only raw materials of significance to us are ink and press plates, which together accounted for approximately 2.7% of the total operating expenses from our newspaper publishing operations in 2003.

Broadcasting

        We are the largest privately-owned broadcaster of French-language entertainment, information and public affairs programs in North America. In the Fall of 2003, we had a 34% market share of French-speaking viewers in the Province of Québec and approximately 43% of television advertising spending for French-speaking viewers in Québec. In the Fall of 2003, we aired nine of the ten most popular TV programs in the Province of Québec, including "Occupation Double", "Histories de Filles", "Les Poupées Rousses" and "Tribu.com". Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable providers across Canada, enabling us to reach a significant portion of the French-speaking population in Canada.

        Through various subsidiaries, we control or participate in seven satellite to cable or analogue specialty programming services, including Le Canal Nouvelles, or LCN, a French-language headline news service, Pulse 24 (CP 24), an English-language Ontario news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico™ sur Demande, a multilingual Video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada's Political Channel, a national bilingual public affairs programming service, and Canal TVAchats, a French-language infomercial and tele-shopping channel. The CRTC allows "analogue specialty services" to be distributed both via conventional analog cable and digital set-top-boxes.

        The CRTC has authorized almost 300 Category Two digital specialty services for which carriage is optional, and 21 Category One digital specialty services that cable and satellite service operators are required to carry. "Digital speciality services" are television, essentially thematic, services for which the CRTC has restricted distribution to the public via digital set top boxes only. Cable operators cannot distribute these services on conventional analog cable. We and our subsidiaries obtained control over 12 of the new digital specialty services and equity participation in one digital service. TVA has a dominant position in each service. As of December 31, 2003, approximately 57 English-language services had been launched; none of the French-language services had been launched as of December 31, 2003 because the number of French-language households equipped with digital set-top boxes was considered insufficient.

        In September 2002, TVA and Radio Nord Communications Inc. signed a 60%/40% agreement to purchase, subject to CRTC approval, the Radiomédia chain of radio stations and CFOM-FM from Astral Media. In June 2003, the CRTC denied approval of the September 2002 transaction.

        For the twelve-month period ended December 31, 2003, our television operations generated revenues of $340.9 million and operating income of $81.5 million.

Canadian Television Industry Overview

        Canada has a well-developed cable television market that provides viewers with a range of viewing alternatives.

        There are four French-language broadcast networks in the Province of Québec: Societé Radio-Canada, Réseau TQS, Télé-Québec and us. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Company, known as CBC. Global Television Network and CTV are privately held commercial networks. CBC and Societé Radio-Canada are government-owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Québec also have access to U.S. networks, either directly over the air or via broadcast distributors.

        Drama and comedy programming is the most popular genre with French-speaking viewers, with news and other information programming being the second most popular. Viewing trends by French-speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs. According to the Bureau of Broadcast Measurement and the CRTC, viewing of Canadian programs by French-speaking viewers remained at approximately 70% in 2002.

        The following table sets forth the relative audience share of French-language viewers in the Province of Québec as of the Fall of 2003:

Network	Share of Province of Québec Television
TVA	34%
Societé Radio-Canada	13%
Réseau TQS	17%
Télé-Quebec	3%
English-language Canadian stations	5%
United States stations	2%
French-language specialty cable channels	20%
Others	6%

Source: BBM Fall 2003 Survey.

New Television Policy in 2002: Digital TV

        On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will be voluntary, market-driven and without mandated deadlines. Licensees who wish to use digital television facilities to provide programming consisting essentially of a simulcast of their existing analog services will qualify for licensing. The CRTC will give fast track consideration to applications by existing over-the-air broadcasters. Should an existing broadcaster fail to apply for a transitional digital television license within a reasonable period, or otherwise demonstrate that it is not prepared to move to digital broadcasting on a timely basis, the CRTC may consider applications by prospective new entrants predicated on the Department of Industry's spectrum allotment.

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

        Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi- Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network's broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by the CRTC and is also retransmitted elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number one market share in each of our ten Québec markets.

Programming

        We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. In the Fall of 2003, we had 22 of the top 30 French-language television shows during prime time according to BBM surveys. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

JPL Production Inc.

        A majority of our programming is produced by our wholly-owned subsidiary, JPL Production Inc. Through JPL Production Inc., we produced approximately 1,400 hours of original programming in 2003. Our programming consists primarily of soap operas, variety shows and quiz shows. The remainder of our programming is comprised of foreign and independently produced programming.

Specialty Broadcasting

        Through various subsidiaries, QMI controls or participates in numerous satellite to cable programming services, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	99.9%	(1)
• Pulse 24 (CP 24)	English	29.9%	(2)
• Canal Évasion	French	8.3%
Category One Digital Specialty Services:
• MenTV (M)	English	51.0%
• Mystery (13th Street)	English	50.1%	(3)
Pay Per View Services (Terrestrial & direct broadcasting satellite):
• Canal Indigo	French	20.0%
Video-on Demand Services:
• illico™ sur Demande	French and English	99.9%

(1)
QMI controls TVA, which controls most of the programming services.

(2)
Through Sun Media.

(3)
In 2003, QMI increased by 5% its voting interest in Mystery (13th Street) from 45.1% to 50.1%. The transaction pursuant to which QMI increased its voting interest remains subject to CRTC approval.

  Le Canal Nouvelles LCN

        Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air on September 8, 1997 and had 1.6 million customers as of August 31, 2003. LCN's revenues are derived from affiliate agreements and sale of air-time to national advertisers.

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

  MenTV

        MenTV is a national English-language Category 1 specialty television service dedicated to the Canadian man's lifestyle with programming related to the luxury market, the gourmet market, men's beauty and fitness, the book and music market, outdoor adventures and leisure sports.

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

  Canadian Public Affairs Channel (CPAC)

        Through a consortium of cable operators, QMI has a 21.7% equity interest in the Canadian Public Affairs Channel (CPAC), a national bilingual public affairs programming service showing House of Commons debates and consisting exclusively of long-form programming focusing on local, regional, national and international civic affairs.

  Home Shopping Service/Infomercials

        In April 1998, we signed an agreement with Home Shopping Service S.A., a subsidiary of Groupe M6 of France, to pursue a joint venture called Home Shopping Service Canada. Through this agreement, we operate La Boutique TVA, a daily one-hour home tele-shopping service broadcast on the TVA Network. We also operate Canal TVAchats, a 24-hour infomercial and tele-shopping channel. On March 18, 2003, TVA purchased from Home Shopping Service S.A. its 50% interest in Home Shopping Service Canada. TVA now owns 100% of Home Shopping Service Canada.

  Authorized Digital Specialty Services

        In December 2000, TVA became authorized to operate three Category One Digital Specialty Services: LCN Affaires, a national French-language specialty service devoted to the economy, business and personal finance; Télé Ha! Ha!, a national French-language service devoted to humor and comedy; and 13e rue, a national French-language service consisting of mystery, fantasy, suspense and horror. TVA also obtained five Category Two services: Digipix, a national English-language service dedicated to experimental digital audio-visual productions; Front Row, a national English-language pay television service comprising of a mix of documentaries, mini-series, music specials / shows, and feature films; Game One, a national French-language service dedicated exclusively to video games; Game One, a national English-language service dedicated exclusively to video games; and Première Loge, a national French-language pay television service including documentaries, shows, mini-series and movies. Another subsidiary of Quebecor Media also obtained authorization to operate three digital Category Two programming services: Téléservice, a national French-language service providing practical advice and useful information on do-it-yourself projects, home maintenance and related topics; Canal F, a national French-language service devoted to the life and interests of women; and Le Canal Nature, a national French-language service devoted to animals and their environment. None of these eleven television programming services were operational as of December 31, 2003.

Advertising Sales and Revenue

        We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2003, we derived approximately 70% of our advertising revenues from national advertisers and 30% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Province of Québec French-language broadcast television advertising market was 43% in 2003.

Book and Magazine Publishing

        In connection with the acquisition of Groupe Vidéotron, we also acquired TVA Publishing, a subsidiary of TVA that was formed when TVA acquired Trustar Limited, or Trustar, in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women's magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Renovation-Bricolage, Clin d'oeil, Filles d'aujourd'hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publishing. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. TVA Publishing, which now includes all of the operations of Publicor, represents approximately 80% of magazines newsstand sales of French-language magazines in Québec and owns and operates 45 weekly and monthly publications. TVA Publishing is the leading publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.

Ownership

        We have a 99.9% voting and a 37.6% equity ownership interest in TVA.

Leisure and Entertainment

        Our activities in the Leisure and Entertainment segment include book publishing, book, music and multimedia distribution, the retail sale of magazines, books, videos, CDs, DVDs, games and software. Until October 2003, this segment consisted of Archambault Group Inc., SuperClub Vidéotron, CEC Publishing, Québec-Livres and other companies. In October 2003, Superclub Vidéotron was transferred to Vidéotron and is now part of the Cable Television segment. Our Leisure and Entertainment segment generated revenues of $205.0 million and operating income of $14.7 million for the twelve-month period ended December 31, 2003.

Music, Book, Software and Magazine Retail

        Archambault Group Inc. is the largest chain of music and book stores in Québec with 18 retail locations, consisting of 13 Archambault megastores, four Camelot-Info stores and one Paragraphe bookstore. Archambault Group Inc. is also one of the largest computer books and software retailers, through Camelot-Info Inc. Archambault Group Inc.'s products are also distributed through its Websites archambault.ca, Camelot.ca and paragraphbooks.com.

        Archambault Group Inc. is also the largest independent music distributor in Canada through its label Select, which has over 850 artists, mostly French-speaking. Archambault Group Inc. is a wholesaler serving approximately 500 locations in Québec through its Trans-Canada division. In 2003, Archambault entered the recording business, through its Musicor label, and, in that year, achieved the status of largest independent producer in Québec. The Musicor label sold more than 500,000 Star Academie CDs and approximately 200,000 CDs by the winner of Star Academie, Wilfred Le Bouthillier.

        We are also involved in book publishing and distribution. We own several publishing houses forming Québec's largest book publishing group in general literature. In 2003, we published, reissued and reprinted a total of 583 titles and sold over 3.0 million copies. Through Québec-Livres, our book distribution division, we operate one of the largest book distributors in Québec and represent several renowned European and Québec-based publishers. We distribute software and French-language books to approximately 1,900 retail outlets in Canada.

        In January 2004, Archambault Group launched a new music download service with per-track fees, known as archambaultzik.ca.

Video-On-Demand Services

        Archambault Group Inc. was granted a video-on-demand service license by the CRTC in July 2002. Effective March 1, 2003, Vidéotron and Archambault Group Inc. entered into an affiliation agreement, pursuant to which Vidéotron was granted the non-exclusive right to offer Archambault Group Inc.'s video-on-demand services to customers of Vidéotron, and a video-on-demand services agreement, pursuant to which Vidéotron provides administrative services to Archambault Inc. See "Item 4. Information on the Company — Cable Television".

Ownership

        We own 100% of the issued and outstanding shares of Archambault Group Inc.

Business Telecommunications

        Vidéotron Télécom ltée, or VTL, is a provider of a full range of business telecommunications services, including local switch dial tone, long distance, high speed data transmission, Internet connectivity and Internet hosting, to customers that include businesses and governmental end users and other telecommunications service providers in Canada. Vidéotron Télécom's regional network has over 8,400 km/cable in Québec and 2,000 km/cable in Ontario and reaches more than 80% of business located in the metropolitan areas of Québec and most of the businesses located in the major metropolitan areas of Ontario.

        In April 2002, Vidéotron Télécom acquired most of the assets of Toronto-based Stream Intelligent Network Corporation. In December 2002, Vidéotron Télécom announced that it had acquired fiber optic routes from 360networks, including approximately 1,200 kilometers of fiber-optic routes extending further across Ontario and to border points of the United States.

        Vidéotron Télécom is focusing its development efforts on its core customer base, i.e. telecommunications local and long distance carriers, wholesalers of long distance telecommunications services, wireless operators and Internet service providers, and other high-end users of business telecommunication services. In addition, VTL has entered into several contracts with Vidéotron for the provision or exchange of telecommunications services.

        In December 2003, Quebecor Media's wholly-owned subsidiary, 9101-0827 Quebec Inc. announced its agreement to purchase the preferred shares of 3662527 Canada Inc., of which Vidéotron Télécom is a wholly-owned subsidiary, from The Carlyle Group for a purchase price with a value estimated at $125 million.

        Our business telecommunications segment generated revenues of $77.7 million and operating profit of $14.4 million for the twelve month period ended December 31, 2003.

Ownership

        We own a 100% voting and a 100% equity interest in Vidéotron Télécom.

New Media Services

Web Integration/Technology

        Through our ownership interest in Nurun, we provide Web integration and technology services in North America and Europe. The Nurun network consists of approximately 600 employees and provides various services to companies, including interactive, customer relationship and data management strategies designed to support multi-channel sales and marketing activities. In addition, we provide technology services through Mindready Solutions Inc., a leading supplier of test engineering systems and embedded systems and real-time communications for the advanced electronics industry. Our Web Integration/Technology segment generated revenues of $66.3 million and operating income of $1.0 million for the twelve-month period ended December 31, 2003.

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

        Nurun's clients include multi-national corporations, such as L'Oréal, Danone, Pleasant Holidays, Bombardier, General Motors, Telecom Italia, Air France, Europcar, Hydro Quebec and Pfizer.

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

        Mindready's clients operate in the telecommunications, automotive, medical, industrial and aerospace industries, and include companies such as Nortel Networks Limited, SCI Systems, Inc., Northrop Grumman, Remotec UK, Bose Corporation, Honeywell, Harris Communications and Celestica. Sales to Nortel represented approximately 24% of total sales for the year ended December 31, 2003.

        In December 2000, Mindready became a public company whose shares are listed on the Toronto Stock Exchange.

  Ownership

        We own approximately 57.3% of the issued and outstanding shares of Nurun. Nurun owns approximately 66.7% of the issued and outstanding shares of Mindready and has an approximate 81.0% voting interest.

Internet/Portals

        Netgraphe Inc. is an integrated company offering e-commerce, information, communication and IT consulting. Netgraphe owns the CANOE network, which, according to comScore Media Metrix in October 2003, serves over 6.2 million Internet users per month and comprises all of its public and commercial Web sites. Netgraphe also owns Jobboom Publishing, Quebec's leader in employment and career publishing, and the IT-consulting firm Progisia Informatique. Brought together, Netgraphe's complementary operations form one of the most complete portfolios of Internet-related properties in Canada. Our Internet/Portals segment generated revenues of $28.2 million (approximately $6.6 million relating to Netgraphe's consulting services operations and $21.6 million relating to its Internet services operations) and operating income of $3.1 million for the year ended December 31, 2003.

        The CANOE network includes all of Netgraphe's information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitutes a large portion of Netgraphe's annual revenues.

  Media Properties

        Netgraphe Inc.'s media properties include the following portals and destination sites:

  •
  CANOE (canoe.qc.ca and canoe.ca), a bilingual, integrated media and Internet services network and one of Canada's leading Internet portals with more than 340 million page views per month;

  •
  La Toile du Québec (toile.com), the first French- language navigational guide in Canada and Québec's leading portal with approximately 75,000 indexed sites and more than 60 guides;

  •
  Webfin (webfin.com and canoe.money.ca), a financial Web site which offers, among other things, a variety of services ranging from financial information to portfolio management tools;

  •
  TVA and LCN (tva.canoe.com and lcn.canoe.com), dedicated Web sites for the TVA television network and the LCN all-news channel; and

  •
  Netgraphe Inc. also operates several Web sites for popular TVA programs such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca).

  E-commerce Properties

        Netgraphe Inc.'s e-commerce properties include the following sites:

  •
  Jobboom.com, a unique Web-based employment site with over one million members, which also includes Jobboom Formation, an Internet directory of continuing education services;

  •
  Autonet.ca, Canada's leading sites devoted entirely to cars;

  •
  ReseauContact.com and flirt.canoe.ca, a bilingual dating and friendship site with one million unique visitors per month, over 690,000 registered members and 100,000 active members generating more than 100 million page views per month; and

  •
  Classifiedextra.ca and Classeesextra.ca, Canada's largest classified ad sites, through which visitors can view classified ads from 150 Canadian newspapers.

  Ownership

        As of December 31, 2003, we hold, directly and indirectly, a voting interest in Netgraphe Inc. of approximately 97.8% and an equity interest of approximately 75.5%.

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

Environment

        Our operations are subject to federal, provincial, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials, the recycling of wastes and the cleanup of contaminated sites. Laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

        Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any such property.

Regulation

Ownership and Control of Canadian Broadcast Undertakings

        Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the Canadian Radio-television and Telecommunications Commission, referred to as the CRTC, regulates and supervises all aspects of the Canadian broadcasting system.

        The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation's directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Vidéotron and TVA are qualified Canadian corporations.

        Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the broadcasting distribution undertaking of a licensee, (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.

  Foreign Ownership Restrictions

        In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. In September 2003, the Canadian government announced it intended to launch an expedited analysis of these reports and this issue and pledged to be in a position to consider potential solutions by the spring of 2004. We cannot predict, what, if any, changes will result from these reports.

Jurisdiction Over Canadian Broadcasting Undertakings

        Vidéotron's cable distribution undertakings and TVA's programming activities are subject to the Broadcasting Act (Canada) and regulations made under the Broadcasting Act (Canada) that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of Vidéotron's and TVA's undertakings are also subject to the Radiocommunication Act (Canada), which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

        The CRTC has, among other things, the power under the Broadcasting Act (Canada) and regulations to issue, subject to appropriate conditions, amend, renew, suspend and revoke broadcasting licenses, approve certain changes in corporate ownership and control, and establish and oversee compliance with regulations and policies concerning broadcasting, including various programming and distribution requirements, subject to certain directions from the Federal Cabinet.

        In a series of decisions, the CRTC has determined that the carriage of "non-programming" services by cable companies results in the company being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to high-speed Internet services.

Canadian Broadcast Programming (Television Stations)

  Programming of Canadian Content

        CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to regulations requiring that, over the broadcast year and over any six-month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18-hour period between 6:00 a.m. and 1:00 a.m. the following day) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, not less than 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in the conditions of their license.

        On September 1, 2000, the CRTC introduced a new policy regarding Canadian television. While the overall Canadian content requirements remain the same, the new policy required broadcasters to broadcast a minimum of eight hours per week of priority programming during prime time, from 7:00 p.m. to 11:00 p.m. To permit greater flexibility in meeting these requirements, the definitions of priority programs and prime time have been expanded. Priority programming now includes Canadian-produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming. Quantitative commitments and fixed spending requirements have been eliminated. In addition, the CRTC has eliminated general fixed spending requirements and has invited television broadcasting companies to request the removal of any spending requirements pertaining to specific Canadian programming categories embodied in the conditions of their respective licenses.

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

  Broadcasting License Fees

        Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two fees. One fee allocates the CRTC's regulatory costs for the year to licensees based on a licensee's proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, for a broadcasting distribution undertaking, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $175,000. Our broadcasting distribution activities are subject to both fees.

Canadian Broadcast Distribution (Cable Television)

  Licensing of Canadian Broadcasting Distribution Undertakings

        The CRTC has responsibility for the issuance, amendment, renewal, suspension and revocation of Canadian broadcasting licenses, including licenses to operate a cable distribution undertaking. A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license.

        Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to an exemption order issued by the CRTC in 2001 and amended in 2002. These cable systems will continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction. We operate 16 of these small cable systems.

        Cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC's exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. It is expected that the CRTC will issue a proposed exemption order in 2004. Ten of Vidéotron's networks will benefit from the exemption by having reduced administrative costs and regulatory burdens.

        In September 2003, the CRTC adopted amendments to the Broadcasting Distribution Regulations that permit the CRTC to implement its regional licensing model for cable distribution undertakings (Broadcasting Public Notice CRTC 2003-48). The CRTC believes that the regional licensing approach will result in greater efficiencies for the licensees of cable distribution undertakings as well as for itself and reflects the current trend toward consolidation in the cable industry and growing interconnection between systems.

        In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over the air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage should be phased out once 85% of a particular broadcasting distribution undertaking's customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format. A further proceeding will establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals. It will also establish a framework to govern the distribution of such services by broadcasting distribution undertakings. According to the CRTC, the time period during which broadcasters and distributors will have to provide services in both analog and digital formats will depend on the speed with which customers convert from analog to digital. A shorter transition period will reduce the overall costs of the transition for both broadcasters and distributors.

        In order to conduct our business, we must maintain our distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We hold a separate license for each of our 35 cable systems with greater than 2,000 customers and have never failed to obtain a license renewal for those cable systems.

Canadian Broadcast Distribution (Cable Television)

  Distribution of Canadian Content

        The Broadcasting Distribution Regulations made by the CRTC pursuant to the Broadcasting Act (Canada) mandate the types of Canadian and non-Canadian programming services respectively that can be distributed by broadcasting distribution undertakings, including cable television systems. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category 2 digital services and video-on-demand services.

        As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States are not approved for distribution in Canada.

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules, which require cable systems with more than 6,000 customers (Class 1 cable systems) operating in a French-language market to offer each analog French-language Canadian specialty service licensed, other than certain religious programming services, to the extent of availability of channels. Moreover, all Canadian specialty channels, other than Category 2 digital specialty channels, must be carried by broadcast distributors with more than 2,000 customers (Class 1 and Class 2 cable systems) when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty channels than might otherwise be secured through negotiation. However, Category 2 digital specialty channels do not benefit from any regulatory assistance to guarantee distribution on cable or DTH satellite distribution undertakings apart from the requirement that a distributor offer at least five non-related Category 2 digital specialty channels for every Category 2 digital specialty channel it distributes in which it owns, directly or indirectly, more than 10% of the equity.

  1998 Broadcasting Distribution Regulations

        The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

  •
  Competition, Carriage Rules and Signal Substitution.  The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

    A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the programming service from a distant market (whether such distant market is in Canada, the U.S. or elsewhere), with a local Canadian signal, including Canadian commercials, for broadcasts of identical programs by the distant station when both programs are identical and exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

  •
  Canadian Programming and Community Expression Financing Rules.  All distributors, except systems with less than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved.

  •
  Inside Wiring Rules.  The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Because the CRTC did not establish a fee for the use of the inside wire until September 2002, Vidéotron negotiated a fee for the use of inside wire owned by Câblage QMI in February 2002. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. As a result, the CRTC, on October 9, 2002 ordered Câblage QMI and Vidéotron to comply with the insider wiring access rules.

  Rates

        Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, video-on-demand and pay-per-view television; and (c) installation and additional outlets charges.

        The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers for non-basic services. The basic service fees charged by Class 1 (6,000 customers or more) cable providers are regulated by the CRTC until true competition exists in a particular service area, which occurs when:

  (1)
  30% or more of the households in the licensed service area have access to the services of another broadcasting distribution undertaking. The CRTC has advised that as of August 31, 1997, the 30% availability criterion was satisfied for all licensed cable areas; and

  (2)
  the number of customers for basic cable service has decreased by at least 5% since the date on which a competitor started offering its basic cable service in the particular area.

        For most of our service areas, the basic service fees for our customers have been deregulated.

        The CRTC further restricts installation fees to an amount that does not exceed the average actual cost incurred to install and connect the outlet to a household situated in a residential area.

        Subject to certain notice and other procedural requirements, for Class 1 cable systems still regulated, we may increase our basic service rates so as to pass through to customers increases in CRTC authorized fees to be paid to specialty programming services distributed on our basic service. However, the CRTC has the authority to suspend or disallow such an increase.

        In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need.

  Copyright Board Proceedings

        Certain copyrights in television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

  Royalties for the Retransmission of Distant Signals

        Further to the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

        Since this legislative amendment, the Copyright Act (Canada) empowers the Copyright Board of Canada to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Regulated cable television operators cannot automatically recover such paid retransmission royalties from their customers, although such charges might be a component of an application for a basic cable service rate increase based on economic need.

        Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, applies for distant radio signal transmission. All of Vidéotron's undertakings operate in French-language markets. Recently, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2003 to 2008. A public hearing relating to such request has been scheduled for 2005.

  Royalties for the Transmission of Pay and Specialty Services

        In addition, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to "communicate protected works to the public by telecommunication." Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. However, at the request of the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, the Copyright Board approved Tariff 17A in 1996 in order to obtain the payment of royalties from transmitters, including members of the Canadian Cable Television Association, or the CCTA, that transmit musical works to the customers when transmitting television services on a subscription basis.

        Tariff 17A, regarding the retransmission of music, fixed the monthly rate per customer, in the case of cable systems serving 6,001 or more customers, at $0.047, $0.055, $0.058, $0.064, $0.070 and $0.076, respectively, for each of the 1990 to 1995 calendar years. However, the Copyright Board of Canada did not establish the allocation of the payable royalties between cable television operators, pay television and specialty programming service providers. The CCTA and the programming service providers have signed agreements that establish the split with the Canadian specialty programming service providers and set up a royalty payment mechanism. Vidéotron is no longer a member of the CCTA, but it has renewed its agreement with the applicable collective society. A project tariff has been filed by SOCAN for a rate in 2004 that is approximately ten times the current rate. These agreements do not cover royalties payable for American specialty programming and the Canadian pay-television services, which correspond, according to Tariff 17A, to 2.1% of affiliation payments during 1996 and 1.8% of monthly affiliation payments for the remainder of the tariff (i.e. 1997-2000). The royalties payable with respect to these services, and the split with the programming service providers, are covered by another agreement. A project tariff has been filed by SOCAN for 2.6% of affiliation payments in 2004. Further to Tariff 17A, neighboring rights for music transmission will also need to be paid under Tariff 17. The claimants are asking for 20% of the programming payments. The rate fixed by the Copyright Board will be split between the pay audio services and the transmitters.

        The Copyright Board of Canada rendered a decision on February 16, 2001 regarding the rates that will apply under SOCAN's Tariff 17A for the calendar years 1996 to 2000. The royalty payable by small transmission systems is $10 per year. The monthly royalty payable by transmission systems (other than small transmission systems) for the signals of Canadian and American pay services is 2.1% of the transmitter's affiliation payments to these services in 1996 and 1.8% for the remainder of the tariff period. For all other signals transmitted, the monthly royalty payable by a transmitter is based on the total number of premises served in the system's licensed area and varies from $0.028 to $0.095 for 1996 to $0.044 to $0.155 for 2000. Royalties payable by a system located in a French-language market are calculated at a rate equal to 85% of the rate otherwise payable.

        In April and May 2003, the Copyright Board held a hearing to determine pay and specialty royalty rates for 2001 through 2004. No decision has yet been rendered.

  Royalties for Pay Audio Services

        The Copyright Board of Canada also rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings focusing on pay audio services. It fixes the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, at 11.115% and 5.265% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems are fixed by the Board at 5.56% and 2.63%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market are calculated at a rate equal to 85% of the rate otherwise payable. Further to Tariff 17A, neighboring rights for music transmission will also need to be paid under Tariff 17A. The claimants are asking for 20% of the programming payments. The rate fixed by the Copyright Board will be split between the pay audio services and the transmitters.

  Tariff in Respect of Internet Service Provider Activities

        In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, or ISPs, in respect of composer/publishers rights in musical works communicated over the Internet to ISPs' customers.

        SOCAN's proposed tariff was challenged by a number of industry groups and companies, including the CCTA. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In 2002, the Canadian Federal Court of Appeal partially overturned the Copyright Board and held that ISPs could be liable where they cached musical works. An appeal from the decision of the Federal Court of Appeal was launched by both SOCAN and by the ISP group that includes the CCTA. The appeal was heard by the Supreme Court of Canada in December 2003 and a ruling is expected in 2004. If the Supreme Court of Canada were to uphold the decision of the Federal Court of Appeal or allow the appeal by SOCAN and extend liability to ISPs, then the dispute would return to the Copyright Board for a determination of the royalties to be paid retroactively back to 1996.

        Other collectives have since 1999 also proposed tariffs to be applied against ISPs in respect of communications of sound recordings and performers' performances as well as reproductions of copyright works made in the course of providing Internet services. All such tariffs have been on hold pending the resolution of the Tariff 22 proceedings. If these tariffs proceed to a hearing, it is possible that additional royalties will be required to be paid by ISPs retroactive to when the tariffs were first proposed.

  Winback Restrictions

        In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, that prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. These rules require us and other incumbent cable companies to refrain for a period of 90 days from: (a) directly contacting customers who, through an agent, have notified their cable company of their intention to cancel basic cable service; and (b) offering discounts or other inducements not generally offered to the public, in instances when customers personally initiate contact with the cable company for the purpose of canceling basic cable service. The CRTC is currently reviewing these winback rules and has issued a call for comments on whether it should maintain its current rules prohibiting the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service and whether the rules should be changed.

        In February 2001, the CRTC also announced similar "winback" restrictions on certain cable television operators, including us, in the Internet service market. These restrictions limit cable operators' ability to "win back" Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer's switch.

Canadian Telecommunications Services

  Jurisdiction

        The provision of telecommunications services in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the "CRTC") pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed "telecommunications common carriers" under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed "Broadcast Carriers."

        The Telecommunications Act (Canada), which came into force on October 25, 1993, as amended, provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. Under the Telecommunications Act (Canada), the CRTC may exempt any class of Canadian telecommunications carriers from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with implementation of the Canada telecommunications policy objectives. The CRTC must refrain from regulating certain telecommunications services or classes of services provided by Canadian carriers, if it finds that such service or class is or will be subject to competition sufficient to protect the interests of users. The CRTC is prohibited from making a determination to refrain if refraining from regulation could likely impair unduly the establishment or continuance of a competitive market for a particular service or class of services.

        In the Canadian telecommunications market, Vidéotron Télécom operates as a Canadian telecommunications common carrier, while Vidéotron operates as a Canadian broadcast carrier.

  Overview of the Telecommunications Competition Framework

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

  Building Access

        On June 30, 2003, the CRTC issued Telecom Decision 2003-45 which stated that the provision of telecommunications services by a Local Exchange carrier ("LEC") in a Multi-Dwelling Unit ("MDU") is subject to the condition that all LECs wishing to serve end-users in that MDU be able to access end-users in that MDU on a timely basis, by means of resale, leased facilities or their own facilities, at their choice, under reasonable terms and conditions. By this decision, the CRTC provided the industry with general guidelines for establishing building access agreements between LECs and building owners, and clearly prohibited building owners from charging access fees or forming exclusive or preferred access arrangements with a LEC. The CRTC also indicated that it was prepared to issue orders to address situations where LECs are prevented from providing telecommunications services in an MDU, if, following an application, it was determined that access to an MDU was not or would not likely be provided on a reasonable basis. Contesting the CRTC's jurisdiction, on September 8, 2003, the Federal Court of Appeal granted leave to appeal of the CRTC's Decision 2003-45 to two Canadian building owners associations, namely the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and the Building Owners and Managers Association ("BOMA").

  Municipal Rights of Way

        In Decision CRTC 2001-23, the CRTC provided the industry with general guidelines for establishing new rights-of-way agreements between carriers and municipalities and other public administrations. Among other things, in this decision the CRTC stated that carriers should not pay annual access fees to municipalities and limited municipalities to recovery of their causal costs associated with carriers exercising their right of access. In December 2002, the Federal Court of Appeal dismissed the Federation of Canadian Municipalities ("FCM") appeal of Decision CRTC 2001-23, and on September 4, 2003, the Supreme Court dismissed the FCM's application for leave to appeal from the judgement of the Federal Court of Appeal. As a result, the jurisdiction of the CRTC over the municipal rights-of-way has been confirmed.

  Municipal Consent

        On December 4, 2003, the CRTC issued Telecom Decision CRTC 2003-82 in which it indicated that it was prepared to consider, on a case by case basis, applications from Canadian carriers seeking to establish that municipal consent was not obtained on terms acceptable to the carrier, if the applicant succeeds in demonstrating that the signed Municipal Access Agreement does not represent proof that the Canadian carrier has obtained, on terms acceptable to it, the consent of the municipality to construct a transmission line. On March 5, 2004, the Federal Court of Appeal dismissed the applications brought by the FCM and several municipalities for leave to appeal Telecom Decision 2003-82 and stated that the court, before deciding a regarding this issue, should wait until the CRTC has, in a CRTC decision, explained the legal basis for it decisions and the relevant regulatory context.

  Support Structures Access

        The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, has held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities will need to be negotiated with those utilities.

  Competitive Digital Network Access Service

        In 2002, the CRTC issued Telecom Decision CRTC 2002-34 in which, among others things, it ordered Incumbent Local Exchange Carriers ("ILECs") to introduce a Competitive Digital Network Access (CDNA) service for the exclusive use of the ILEC competitors. The initial purpose of this service was to provide access between an end-customer premise to a competitor's switch within the same ILEC serving wire centre area or to the ILEC serving wire centre. The CRTC also initiated in 2002 a proceeding (Telecom Public Notice CRTC 2002-4) to examine the ILEC proposed CDNA tariffs and several issues related to the CDNA service.

        On December 23, 2002, the CRTC approved by Telecom Decision CRTC 2002-78, on an interim basis, substantial reduced rates for the access and link components of the ILECs' CDNA service, effective 1 June 2002, based on the ILECs' cost studies filed in the CDNA proceeding. These interim CDNA tariffs inevitably constituted a benchmark in the wholesale market. As a result, several telecommunication service providers requested that the DNA-equivalent access services provided to them be competitively priced to the new CDNA prices. Consequently, alternative suppliers of DNA-equivalent access services, like Vidéotron Télécom, were severely impacted.

        One of the central issues of the CDNA proceeding was to determine whether or not the intra-exchange component of the DNA service and digital inter-exchange transport services in metropolitan and EAS areas should be made available as part of the CDNA service. If the same pricing approach is expanded to other DNA services as result of this proceeding, it could be expected that a downward price spiral appears in both wholesale and retail markets. The CDNA proceeding ended in December 2003.

  Local Interconnection Regime

        In a proceeding initiated by Public Notice CRTC 2001-126 (December 19, 2001), the CRTC has reviewed the existing local interconnection rules regarding trunking arrangements and point of interconnection (POI). In lieu of requiring one POI per exchange and separate trunk groups for a variety of types of traffic, the CRTC is assessing if it may be desirable to establish rules that would require fewer POIs and permit alternative trunking arrangements to reduce the number of trunk groups required. The proceeding ended in January 2003 and it is expected that the CRTC decision will be released in the course of the year 2004.

  Access by Third Parties to Cable Networks

        In Canada, access to the Internet is a telecommunication service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third parties is mandated and tariffed according to conditions approved by the CRTC for cable operators.

        On July 6, 1999, the CRTC required certain of the largest cable television operators, including Vidéotron, to submit tariffs for high-speed Internet access services, known as open access or third party access, in order to allow competing retail ISPs, to offer such services over a cable infrastructure. Vidéotron's proposal was approved in part by the CRTC in August 2000. This decision approves the terms and per end-user rates to charge to ISPs for access to cable company facilities used to provide cable modem Internet services. Other technical, operational and business policies to implement access services are being addressed by the CRTC Interconnection Steering Committee, or CISC, and Vidéotron is actively participating in a CISC Working Group relating to technical and operational issues.

        Vidéotron took part in technical tests intended to interconnect the networks of the cable television operators with certain competing ISPs. These tests were successfully concluded in the third quarter of 2000. Vidéotron is also actively participating in the CISC Working Group responsible for implementing the technical and operational terms and conditions of interconnection. The work of the CISC Working Group is ongoing and some issues have been contentious. Once the conditions of facilities-based interconnection are approved by the CRTC, which could occur later this year, actual access to the headend of our HFC network will be ordered by the CRTC and provided by Vidéotron at a regulated tariff.

        Until facilities-based access to the cable network headend is provided, the CRTC is requiring cable distributors to allow third-party retail ISPs to resell their retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by Vidéotron to its cable customers during a one-month period. Vidéotron expects resale and facilities-based access to increase its penetration in certain markets for retail high-speed Internet services at lower customer acquisition costs, and is actively pursuing those business opportunities. The resale obligation will cease to be mandated once facilities-based access is available to ISPs.

  Foreign Ownership Restrictions

        In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to the telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry. However, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. Indicating in its response to the Industry Committee's report that it had the responsibility to determine how best to reconcile the committees' conflicting recommendations, the Canadian government undertook to launch an expedited analysis of this question, with a view to examining possible solutions in the spring of 2004.

  Copyright Proceedings Related to Telecommunications Services

        In 1995, the SOCAN filed a project tariff with the Copyright Board of Canada, which we refer to as Tariff 22, seeking retribution for the transmission of music over the Internet. The rate requested was 3.2% of the ISP revenues or $0.25 per customer per month if the ISP offers advertising. Beginning in 2002, the SOCAN has sought 10% of the ISP revenues. The Copyright Board has decided to first establish the liability between the music provider and the ISP who acts as a telecommunications provider without any right to interfere in the content. The Copyright Board has opted for a shared responsibility. Both SOCAN and the CCTA filed appeals with the Canadian Federal Court of Appeal and, subsequently, the Supreme Court of Canada in December 2003. A decision is expected in 2004. Once a decision is rendered, the Copyright Board will study the proposed rates.

        At the same time, the Neighbouring Rights Collective of Canada, or NRCC, has applied for a tariff for incidental rights regarding the transmission of music on the Internet. The Copyright Board has refused to process the application until Tariff 22 is established. The NRCC claims 5% of the ISP's revenues.

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

Organizational Structure

        The following chart illustrates the relationship among Quebecor Media and its significant subsidiaries as of December 31, 2003, all of which were incorporated or organized in Canada or in various Canadian provinces. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries. Where applicable, the number on the left indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the right indicates the percentage of voting rights held.

        This chart is a simplification of our corporate structure and omits certain of our subsidiaries.

        Quebecor Inc., a communications holding company, owns 54.72% of Quebecor Media and CDP Capital-Communications owns 45.28% of Quebecor Media. Quebecor Inc.'s primary assets are its interests in Quebecor Media and Quebecor World Inc., one of the largest commercial printers in the world. CDP Capital-Communications is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with over $130 billion in assets under management.

Property, Plants and Equipment

        Our corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4.

        We own several buildings in Montréal, the largest of which is located at 405 Ogilvy Avenue (with 297,000 square feet). Our primary headend is housed in Montréal (with approximately 27,850 square feet). We also own or lease a significant number of smaller locations for signal reception sites, customer service and business offices. We generally lease space for the business offices and retail locations for the operation of our video stores.

        Our newspapers' properties are owned by Sun Media. Sun Media's principal business office is located at 333 King Street East, Toronto, Ontario. Our community newspapers operate from various owned and leased locations with building space totaling approximately 807,000 square feet located in the communities in which they serve. The following table presents the addresses and sizes of the main facilities and other buildings of our eight urban dailies. No other single property used in the Newspapers segment exceeds 50,000 square feet. Details are provided regarding the square footage occupied by us, primary use of the property and current press capacity. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Press Capacity(1)	Floor Space (sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant — The Toronto Sun	4 Metro presses — 32 units 1 Metroliner press — 8 units	239,500
London, Ontario 369 York Street	Operations building, including printing plant — The London Free Press	2 Headliner presses — 12 units 1 Urbanite press — 8 units	150,100
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant — Le Journal de Montréal	3 Metro presses & 2 Cosmo presses — 30 units	162,000
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — The Calgary Sun	1 Headliner press — 7 units	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	2 Urbanite presses — 22 units	73,900
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — The Winnipeg Sun	1 Urbanite press — 10 units	63,400
Edmonton, Alberta 9300-47 Street	Printing plant — The Edmonton Sun	1 Metro press — 8 units	50,700
Edmonton, Alberta 4990-92 Avenue	Operations building (leased until Dec. 2013) — The Edmonton Sun	n/a	45,200
Ottawa, Ontario 6 Antares Drive	Operations building (leased until Oct. 2013) — The Ottawa Sun	n/a	19,300
Gloucester, Ontario 4080 Belgreen Drive	Printing plant — The Ottawa Sun	1 Urbanite press — 14 units	22,600

(1)
All presses described are manufactured by Goss Graphic Systems. A "unit" is the critical component of a press that determines color and page count capacity. All presses listed have between six and 14 units.

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

        Our credit facilities and those of our subsidiaries are generally secured by charges over all of our assets or those of our subsidiaries, as the case may be. Please see the description of our debt instruments under "Item 10. Additional Information — Material Contracts" of this annual report.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Quebecor Media Inc. ("Quebecor Media" or "the Company"), a subsidiary of Quebecor Inc. incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada's largest media companies. Its principal lines of business are Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology, and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

2003 Overview

        In 2003, Quebecor Media experienced major advances, particularly in the Cable Television segment, which achieved significant progress in the growth of its customer base and in labor relations. During the year 2003, Vidéotron ltée ("Vidéotron") recruited 101,000 new customers to its cable Internet access service and 69,000 customers to its illico™ digital television service, increases of 33% and 40%, respectively, in comparison with 2002. During the last six months of the 2003 financial year, Vidéotron gained almost twice as many customers to illico™ as it lost to its analog cable service; Vidéotron's net gain of 22,000 customers was its first net gain in two years. The settlement of the labor dispute between Vidéotron and its unionized employees in the Montréal and Québec City areas, which occurred in April 2003 was also noteworthy. With the signing of the new collective bargaining agreements, Vidéotron now enjoys greater flexibility in operational management and benefits from a more efficient cost structure.

        The refinancing of Vidéotron and Sun Media Corporation ("Sun Media") on highly advantageous terms was another highlight of the 2003 financial year. These transactions optimized Quebecor Media's capital structure and reduced its short-term debt repayment obligations. Following the refinancings, Vidéotron and Sun Media can now distribute their cash surpluses to Quebecor Media in full, subject to compliance with certain financial ratios. Moreover, the two subsidiaries' combined debt repayment obligations have been reduced to only $53.5 million per year for the next four years. Following the refinancing operations, Standard & Poor's upgraded the corporate credit ratings of Quebecor Media and its Vidéotron and Sun Media subsidiaries one level to BB- in all three cases.

        Finally, the resounding success of Star Académie, a variety program featuring talented young singers, confirmed the lead of TVA Group Inc. ("TVA Group") in the Québec television market. The program attracted audiences of over 3 million and captured an audience share as high as 83% in 2003. This media phenomenon had a powerful impact on some of the Company's other segments: the celebrity weeklies published by TVA Publishing Inc. ("TVA Publishing") achieved record sales; the Musicor and Select units of Archambault Group Inc. ("Archambault Group"), which produced and distributed the Star Académie CD, increased their revenues; Vidéotron's high-speed Internet access service, which offered exclusive backstage webcam feeds, grew its customer base; and Netgraphe Inc. ("Netgraphe") realized increased revenues for the development of online voting and video tools. In 2003, Star Académie therefore provided Quebecor Media the opportunity to capitalize on its convergence strategy.

        During the 2003 financial year, Quebecor Media generated revenues of $2.32 billion, compared with $2.28 billion in 2002, an increase of $41.7 million or 1.8%. Operating income increased $50.7 million, or 9.0%, to $611.7 million. Net income was $203.9 million, compared with a net loss of $229.8 million during the 2002 financial year, a $433.7 million improvement.

        Other highlights of 2003 at Quebecor Media and its subsidiaries included:

  •
  the purchase of preferred shares in Vidéotron Télécom Ltd. ("Vidéotron Télécom") held by The Carlyle Group for a consideration with an estimated value of $125.0 million, generating a gain of $153.7 million, without any tax consequences;

  •
  total debt repayment of $549.0 million in 2003, in addition to the $215.0 million repaid in 2002;

  •
  an increase of $39.8 million (16.9%) in operating income at Vidéotron, which registered a 34.2% operating margin in 2003, compared with 30.2% in 2002;

  •
  the strengthening of Sun Media's position in its geographic markets through business acquisitions and sales;

  •
  the achievement by TVA Group of a 34% share of the French-language television audience, according to BBM surveys for the Fall 2003 season;

  •
  the elimination of operating losses in Web Integration/Technology segment; and

  •
  net income reported by Netgraphe for the first time in its history.

Changes in Accounting Policies in the Cable Television Segment

        During the fourth quarter of 2003, the Company revised its accounting for equipment sales to customers and hook-up costs in the Cable Television segment. Until the end of the third quarter of 2003, the cost of subsidies granted to customers on equipment sold was capitalized and amortized over three years on a straight-line basis, and the cost of reconnecting customers was capitalized to fixed assets and depreciated over three years or four years on a straight-line basis.

        The Company changed its accounting policies in order to expense, as they are incurred, the costs of customers' subsidies and the costs of reconnecting customers. These changes, which are described in greater detail under the heading "Changes in Accounting Policies" below, have been applied retroactively. The following table shows the effects of these changes in accounting policies on the Company's revenues, operating income and net income for the financial years ended December 31, 2003, 2002 and 2001.

Table 1
Impact of change in accounting policy in the Cable Television segment
2003 - 2001

	Revenues	Operating income	Net income
2003 financial year
Previously stated balance	$2,300.2	$653.9	$218.4
Difference	19.4	(42.2)	(14.5)

Restated balance	2,319.6	611.7	203.9

2002 financial year
Previously stated balance	2,252.5	598.7	(214.0)
Difference	25.4	(37.7)	(15.8)

Restated balance	2,277.9	561.0	(229.8)

2001 financial year
Previously stated balance	1,814.1	400.0	(444.2)
Difference	10.9	(11.3)	(5.3)

Restated balance	1,825.0	388.7	(449.5)

        The Company chose to implement this change in accounting policy in the fourth quarter of 2003, in accordance with the provisions of the Canadian Institute of Chartered Accountants Handbook (the "CICA Handbook"), Section 1506, Accounting Changes, which require that changes in accounting policies be applied retroactively, except where certain conditions apply. Had the Company not made this accounting change in 2003, it would have been required to do so on January 1, 2004, the date on which the new CICA Handbook Section 1100, Generally Accepted Accounting Principles, came into effect. Under the provisions of Section 1100, the change would have been applied on a prospective basis and would have complicated year-over-year comparisons of operating results for periods in which different accounting principles were used.

Changes in Corporate Structure

        On November 3, 2003, Sun Media, the Company's subsidiary in the Newspapers segment, acquired Annex Publishing & Printing Inc., for a cash consideration of $34.2 million. The acquisition of the business, concentrated in southern Ontario, added two dailies, nine other publications and a commercial printing facility to Sun Media's assets.

        In the third quarter of 2003, the operations of Le SuperClub Vidéotron ltée ("SuperClub Vidéotron"), previously part of the Leisure and Entertainment segment, were transferred to the Cable Television segment. Segment results for prior periods of 2003 and for the 2002 and 2001 financial years have been reclassified to reflect the change.

        On July 24, 2003, the Company increased its interest in CEC Publishing Inc. ("CEC Publishing"), part of the Leisure and Entertainment segment, from 50% to 100% for a cash consideration of $15.0 million.

        In May 2003, Sun Media sold its interests in businesses it operated in Florida, and British Columbia for a cash consideration of $22.4 million. The purpose of the transactions was to refocus Sun Media's operations on Canadian geographic markets where it was already firmly established.

        On March 14, 2003, Nurun Inc. ("Nurun") disposed of its interest in Nurun Technologie S.A., for a cash consideration of $0.3 million.

        In accordance with the new recommendations contained in Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook, the operating results and cash flows of the Newspapers and Web Integration/Technology segments for prior periods of 2003 and for the 2002 and 2001 financial years have been reclassified in order to present the operating results and cash flows of the divested businesses as separate line items for discontinued operations on the income and cash flow statements.

        In May 2002, following Quebecor Media's sale of Publicor to TVA Group, all the Company's magazines were brought together under TVA Publishing. The move strengthened TVA Publishing's position as the largest magazine publisher in Québec.

        Quebecor Media's share in the earnings of some subsidiaries has varied over the past three years. Quebecor Media's share in the earnings of Sun Media increased to 100% following the buyout of the 30% interest held by minority shareholders in June 2001. Quebecor Media's share in the earnings of Netgraphe increased from 39.8% to 75.5% as a result of the sale of CANOE's assets in exchange for Netgraphe stock in March 2001.

        Quebecor Media has direct and indirect controlling interests in four public companies. As of December 31, 2003, Quebecor Media held, directly or indirectly, 57.26%, 99.91%, 97.75% and 80.95% of the voting rights of Nurun, TVA Group, Netgraphe and Mindready Solutions Inc. ("Mindready Solutions"), respectively.

Operating Results

        As set forth in its consolidated financial statements and in its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses and other assets, gains (losses) on dilution, net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, and income taxes. Equity income (or loss) from non-consolidated subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by SuperClub Vidéotron, previously recorded under amortization, have been entered under cost of sales. Operating income (or loss) for prior periods of 2003 and for the 2002 and 2001 financial years has been reclassified to reflect the change.

        Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The Company uses operating income (or loss) because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company's definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies. The operating income for Quebecor Media and its segments is presented on pages F-1 to F-79 to this annual report.

        The Company uses free cash flow from operations as a measure of liquidity at the segment level. The Company defines free cash flow from operations as the cash flows provided by continuing operations minus additions to property, plant and equipment and deferred charges plus proceeds from disposal of assets. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of equity dividends, and the repayment of long-term debt, subject to restrictions imposed by its credit facilities and the credit facilities of its subsidiaries. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. The Company's definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

2003/2002 Financial Year Comparison

        The Company's revenues totalled $2.32 billion in the financial year ended December 31, 2003, compared with $2.28 billion in 2002. The $41.7 million, or 1.8%, increase was due to $24.0 million revenue growth in the Cable Television segment, which was propelled by a 35% ($47.8 million) increase in revenues from Internet access services and a 51% ($26.7 million) increase in revenues from the illicoTM digital television service. Higher revenues in the Broadcasting ($17.5 million), Newspapers ($14.3 million) and Internet/Portals ($1.4 million) segments also contributed to the increase in consolidated revenues. These increases more than offset revenue decreases in the Business Telecommunications and Web Integration/Technology segments.

        Operating income was $611.7 million in 2003, an increase of $50.7 million, or 9.0%, compared with 2002. The improvement derived primarily from a $39.8 million (16.9%) increase in operating income in the Cable Television segment as a result of the higher revenues noted above and reduced operating expenses. Stronger results in the Web Integration/Technology, Newspapers, Internet/Portals and Broadcasting segments also contributed to the increase. These improvements were partially offset by a decline in operating income in the Business Telecommunications segment.

        The Company recorded net income of $203.9 million in 2003, compared with a $229.8 million net loss in 2002, for a $433.7 million improvement. The turnaround in profitability was mainly due to the higher operating income, the recording of a $144.1 million net gain on settlement of debt and purchase of redeemable preferred shares of a subsidiary, as well as decreases in financial expenses, in reserves for restructuring and special charges, and in income tax. Quebecor Media also recorded a write-down of goodwill in the amount of $187.0 million in 2002.

        Amortization charges were virtually unchanged at $227.5 million, compared with $226.1 million in 2002.

        Financial expenses decreased by $23.2 million from $323.2 million in 2002 to $300.0 million in 2003. The decline was due to the Company's lower debt levels, and also to a gain on exchange in the amount of $22.0 million realized on the conversion of the unhedged portion of the long-term debt, compared with a $2.2 million gain in 2002.

        Reserves for restructuring of operations and special charges totalled $1.6 million in 2003, compared with $39.2 million in 2002. In 2003, the Company recorded reserves for restructuring in the amount of $0.3 million in the Web Integration/Technology and Internet/Portals segments, and write-downs of temporary investments, immovables and other assets totalling $1.3 million.

        In 2002, the Company recorded reserves for restructuring totalling $11.2 million in the Newspapers ($2.2 million), Broadcasting ($3.0 million), Business Telecommunications ($1.4 million) and Web Integration/Technology ($4.6 million) segments. It also recorded write-downs of temporary investments and other assets totalling $22.3 million. In addition, the Web Integration/Technology segment recognized a non-monetary compensation charge of $5.7 million in connection with shares subject to escrow agreements with shareholders and sellers of certain acquired businesses.

        In 2002, the Company adopted the new recommendations in Section 3062 of the CICA Handbook concerning goodwill. The Company recorded a $187.0 million charge for the goodwill impairment losses in the Cable Television ($68.0 million), Business Telecommunications ($107.6 million), Web Integration/Technology ($8.9 million) and Internet/Portals ($2.5 million) segments. In 2003, a $0.5 million charge was recorded for goodwill impairment in the Internet/Portals segment.

        The net gain on settlement of debt and purchase of redeemable preferred shares of a subsidiary recorded in 2003 included a gain of $153.7 million, without any tax consequences, realized on the repurchase of the preferred shares of Vidéotron Télécom held by The Carlyle Group, a gain of $7.5 million related to the refinancing of Sun Media, and a $17.1 million loss related to the refinancing of Vidéotron.

        The $17.6 million favorable difference in income tax charges in 2003 compared with 2002 results mainly from the recording in 2003 of tax benefits related to previously unrecorded operating losses.

        In 2003, the Company recorded a $1.1 million loss on disposal when it divested itself of the Business Telecommunications segment's Mensys subsidiary, compared with gains on disposal of $3.6 million in 2002.

Restricted and Unrestricted Subsidiaries

        The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Under the indentures, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries. As required by the indentures, Netgraphe and Nurun have been designated "Unrestricted Subsidiaries."

        Following the acquisition by Quebecor Media of the preferred shares held by The Carlyle Group, 3662527 Canada Inc. (the parent company of Vidéotron Télécom) and its subsidiary Vidéotron Télécom were categorized as Restricted Subsidiaries. For the purpose of disclosure of the financial condition and results of operations of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries, the figures for prior periods of 2003 and for the 2002 and 2001 financial years have been restated to reflect the impact of the new designation.

Restricted Subsidiaries and the Company

        In 2003, the Company and its restricted subsidiaries generated revenues of $2.23 billion, compared with $2.18 billion in 2002, and operating income of $607.6 million, compared with $573.5 million in the previous year.

  Cable Television

        Vidéotron, a wholly owned subsidiary of Quebecor Media, is the largest cable operator in Québec and the third-largest in Canada. Its state-of-the-art network passes 2.3 million homes and serves approximately 1.4 million customers, including 240,000 customers to its illico™ digital television service. Vidéotron is also involved in interactive multimedia development and ISP services, with 406,000 customers to its high-speed cable modem Internet access service and 29,000 customers to its dial-up Internet access service. Its Le SuperClub Vidéotron stores are engaged in sales and rentals of DVDs, video cassettes and video games.

        In 2003, Vidéotron recorded revenues of $805.0 million, compared with $781.0 million in the previous year, an increase of $24.0 million (3.1%). Internet access services and the illico™ digital television service realized significant revenue increases of $47.8 million and $26.7 million, respectively, for growth rates of 35% and 51%, respectively. These increases more than offset the decrease in revenues from analog cable television and other services, including rentals and installation. The revenues of SuperClub Vidéotron rose 5.5% to $40.4 million, due in large part to higher in-store retail sales and higher revenues from games.

        The higher revenues from Vidéotron's Internet and illico™ digital television services stemmed mainly from growth in the customer base as a result of successful new marketing strategies for value-added products, as well as higher rates. The number of customers to cable Internet access services increased by 101,000, or 33%, from 306,000 to 406,000, compared to an increase of 77,000 customers in 2002. As of December 31, 2003, there were 240,000 illico™ customers compared with 171,000 at the same date in 2002; the increase of 69,000, or 40%, was also an improvement over 2002, when 57,000 new customers were recruited.

        While Vidéotron enrolled up 69,000 new customers to illico™ in 2003, it lost 76,000 analog cable service customers, for a net loss of 7,000 customers, a substantial improvement over the net loss of 79,000 customers in 2002. Vidéotron's performance in the last two quarters of 2003 is particularly noteworthy. During the third and fourth quarters of 2003, Vidéotron's cable television services posted net customer growth for the first time since the third quarter of 2001, that is, in exactly two years. In fact, in the last six months of 2003, Vidéotron gained nearly twice as many illico™ customers (46,000) as it lost to its analog cable television service (24,000), for a net gain of 22,000 customers.

        Vidéotron capitalized on its network's two-way capabilities in 2003 by successfully rolling out its video on demand service ("VoD"), which is now available to more than 90% of households in Vidéotron's service area. VoD is an interactive service that gives customers access to hundreds of films and special events. Vidéotron became the first company in Québec to offer VoD service on a large scale. The innovative product promises to spur the development of the illico™ service by setting it apart from competitive services.

        Net monthly average revenue per user rose 7.3% to $43.40 as of December 31, 2003, compared with $40.45 on the same date of the previous year.

        The Cable Television segment recorded total operating income of $275.3 million in 2003. The increase of $39.8 million (16.9%) from the $235.5 million figure reported in 2002 was due primarily to the growth in the customer base for high-speed Internet access and illico™ services, higher rates for Internet services, and the favorable impact on the gross margin of the renegotiated service agreement with Vidéotron Télécom. It also reflects the recording in 2002 of $18.5 million in charges related to the labor dispute that ended in April 2003, which were, however, partially offset by receipt of an $8.3 million refund of property tax paid on the network. Finally, the favorable settlement of disputes concerning fees and the reduction of other operating expenses also contributed to the increase. The positive 2003 performance was partially offset by the effect on operating income of decreased revenues from analog cable television, rentals and installation services, and the unfavorable impact of the change in the capitalization policy.

        SuperClub Vidéotron's operating income rose 4.5%. The increased profitability of in-store rentals and sales, and higher revenues from fees and discounts, more than offset the unfavorable impact of the shortening of the amortization period for videocassettes owned by SuperClub Vidéotron.

        Vidéotron's average operating margin for all operations increased to 34.2% in 2003, compared with 30.2% one year earlier.

        Vidéotron generated free cash flow from operations of $88.4 million in 2003, compared with $136.6 million in 2002 and $50.8 million in 2001. The impact of the net change in non-cash balances related to operations reduced free cash flow from operations by $45.2 million in 2003, compared to positive $57.8 million in 2002. The increase in free cash flow from operations between 2002 and 2003, excluding the impact of the net change in non-cash balances related to operations, was due primarily to the improved results. When excluding these same elements, the reduction in additions to property, plant and equipment explains the increase in free cash flow from operations between 2001 and 2002. Vidéotron's capacity to generate free cash flow from operations, first demonstrated in early 2001, was maintained in 2003, as Table 2 below demonstrates. Key financial ratios (debt/operating income, interest coverage) continued to show improvement during 2003; by these measures, Vidéotron ranks among the industry leaders in North America.

Table 2
Cable Television segment
Free cash flow from operations
($ million)

	2003	2002	2001
		Restated	Restated
Cash flow from continuing operating activities before undernoted item	220.4	168.8	190.1
Net change in non-cash balances related to operations	(45.2)	57.8	(4.6)

Cash flow from continuing operating activities	175.2	226.6	185.5
Additions to property, plant and equipment, and deferred charges	(90.6)	(94.1)	(140.3)
Proceeds from disposal of assets	3.8	4.1	5.6

Free cash flow from operations	88.4	136.6	50.8

        With respect to labor relations, Vidéotron and its employees in the Montréal and Québec City areas signed a new collective bargaining agreement on April 29, 2003, ending the labor dispute that began in May 2002. The new labor contracts enable Vidéotron to reduce costs, enhance productivity, and exercise greater flexibility in the management of its operations. On May 12, 2003, Alentron, a subsidiary of Entourage Technology Solutions, and Vidéotron agreed to cancel the services contract signed in May 2002. Among other things, the agreement called for the managers and unionized employees who had been transferred to Alentron at the time of the business sale, concurrent with the signing of the services contract, to return to Vidéotron.

  Newspapers

        In the Newspapers segment, Sun Media is Canada's largest national chain of tabloids and community newspapers. It publishes metropolitan dailies in 8 of the country's 11 largest markets. In all, Sun Media publishes 19 metropolitan dailies including two free commuter dailies and 187 community weeklies and specialty publications across Canada. Sun Media is also engaged in the distribution of newspapers and magazines. In addition, it offers commercial printing and related services to other publishers through its national printing and production platform. Sun Media also has an interest in the southern Ontario all-news channel CablePulse 24.

        The Newspapers segment reported total revenues of $845.9 million in 2003, compared with $831.6 million in 2002, a $14.3 million (1.7%) increase. The 2.8% growth in advertising revenues more than made up for a 1.7% decrease in circulation revenues. Revenues increased 1.2% at the metropolitan dailies and revenues of the community weeklies and speciality publications increased 4.6% including the favorable impact of the acquisition of Annex Publishing and Printing Inc. in 2003. Within the metropolitan dailies segment, the newspapers in the eastern group (Le Journal de Montréal, Le Journal de Québec and The Ottawa Sun) realized an average revenue increase of 2.6%.

        Operating income amounted to $224.8 million in the Newspapers segment in 2003, compared with $219.4 million in the previous year, an increase of $5.4 million or 2.5%. Sun Media re-launched its Montreal free commuter paper, Montreal Metropolitain, changing its name to 24 heures, and launched a new free commuter daily, 24 Hours, in Toronto. The operating losses incurred by the two publications reduced the segment's consolidated operating income in 2003. The increase in operating income, excluding the impact of the two new publications, was due to the higher revenues, the contribution of the acquired businesses, a decrease in newsprint prices, and a reduction in operating expenses. Among the metropolitan dailies, The Edmonton Sun and Le Journal de Québec posted profitability increases of 6.6% and 5.2%, respectively.

        In 2003, Sun Media also launched two new weeklies, which are inserted in the Saturday edition of Le Journal de Montréal distributed in the Sherbrooke and Trois-Rivières areas, two of the largest urban centres in Québec.

        As set forth in table 3 below, Sun Media generated free cash flow from operations of $211.0 million in 2003, compared with $194.9 million in 2002 and $121.4 million in 2001. The favorable difference of $27.5 million in 2003 over 2002 as a result of the change in non-cash balances related to operations should be noted. The increase in 2002 over 2001 derived mainly from higher operating income in 2002 and from disbursements related to restructuring programs in 2001. Sun Media continues to post operating margins that are among the best in the industry in Canada.

Table 3
Newspapers segment
Free cash flow from operations
($ million)

	2003	2002	2001
Cash flow from continuing operating activities before undernoted item	206.8	211.8	142.8
Net change in non-cash balances related to operations	18.2	(9.3)	(3.2)

Cash flow from continuing operating activities	225.0	202.5	139.6
Additions to property, plant and equipment, and deferred charges	(14.3)	(9.9)	(18.9)
Proceeds from disposal of assets	0.3	2.3	0.7

Free cash flow from operations	211.0	194.9	121.4

        In 2003, Sun Media completed certain transactions in order to divest itself of non-core assets and to strengthen its operations in Canadian geographic markets where it is already firmly established.

        In May 2003, Sun Media announced the sale of its interest in Florida Sun Publications Inc. to U.S.-based Independent Publications. Florida Sun Publications Inc. operated seven weekly publications and a commercial printing plant. In the same month, Bowes Publishers Ltd., a wholly owned subsidiary of Sun Media, announced the sale of its assets in British Columbia, which included five weeklies and a printing plant, to Black Press Ltd. Total proceeds from disposal amounted to $22.4 million. The sale generated a $0.5 million gain on sale of a business, after a $2.8 million tax charge.

        In November 2003, Sun Media acquired the newspaper operations of Annex Publishing & Printing Inc. for a cash consideration of $34.2 million. The properties, located in southern Ontario, Canada, include two dailies, a semi-weekly publication, six weeklies and two newspaper supplements, as well as a commercial printing facility with rotary presses.

        With respect to technological development, the Newspapers segment completed its computer-to-plate ("CTP") project, as planned, with the addition of CTP equipment at its metropolitan dailies in Toronto, Edmonton and Calgary. Le Journal de Montréal and Le Journal de Québec already have this state-of-the-art equipment.

  Broadcasting

        TVA Group is the largest privately-owned producer and broadcaster of French-language entertainment, information and public affairs programming in North America. It is sole owner of 6 of the 10 television stations in the TVA network and of the analog specialty channel Le Canal Nouvelles, or LCN. TVA Group also holds interests in 2 other TVA network affiliated stations, as well as in the Canal Évasion specialty channel, the Indigo pay-per-view service, and the English-language digital specialty channels mentv and Mystery. TVA Group is also engaged in teleshopping services. TVA Publishing, the largest publisher of French-language magazines in Québec, publishes general interest and entertainment weeklies and monthlies. TVA Films distributes films and television products in Canada's English- and French-language markets.

        The Broadcasting segment reported revenues of $340.9 million in 2003, an increase of $17.5 million or 5.4% from revenues of $323.4 million in 2002. The improvement was caused primarily by a $12.3 million (5.3%) increase in broadcasting revenues resulting mainly from higher advertising revenues, as well as the full inclusion of the revenues of TVAchats inc., operator of the La Boutique TVA teleshopping service, since May 2003 (TVA Group previously held a 50% interest). Publishing revenues rose by $12.8 million (19.8%), mainly because of the inclusion of Publicor's results following Quebecor Media's sale of Publicor by Quebecor Media to TVA Publishing in May 2002, as well as increased magazine sales propelled by the success of Star Académie and Occupation Double, two popular television programs which aired on the TVA network in 2003. The strong results posted by the broadcasting and publishing operations outweighed a decrease in distribution revenues, which had been expected in view of TVA Group's repositioning in that field.

        The segment's operating income amounted to $81.5 million, compared with $78.9 million in 2002. The 3.3% increase stemmed from a 13.9% improvement in operating income from publishing operations, which resulted from the inclusion of Publicor's results and higher profits at the magazines that covered the Star Académie phenomenon. The broadcasting operation's higher revenues were largely offset by increased operating expenses, including programming costs.

        The highlight of the 2003 financial year at TVA Group was the program Star Académie, which was broadcast on the TVA network from February 16 to April 20, 2003. At its height, Star Académie was seen by nearly half of the French-speaking population of Québec. One of the Sunday evening specials of Star Académie had more than 3-million viewers, setting an all-time record for a program carried by the TVA network. In the fall of 2003, TVA scored another resounding success with the reality television show Occupation Double.

        The BBM People Meter ratings for the Fall 2003 season, released at the beginning of 2004, again confirmed TVA's strong competitive advantage in Québec. The TVA network ranked first in reality television, news, drama, comedy and variety programming. Occupation Double was the top-rated show of the season. TVA had 9 of the top 10 programs, 15 of the top 20, and 20 of the top 30. Its audience share of 34% again exceeded that of its two main rivals, TQS (17%) and Radio-Canada (13%), combined. TVA was first in the morning, daytime and evening dayparts, seven days a week.

  Leisure and Entertainment

        The Company's operations in the Leisure and Entertainment segment consist primarily of:

  •
  Music recording (through Musicor, a division of Archambault Group), distribution of CDs and videos (through Select, a division of Archambault Group), retailing of CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, and online sales of downloadable music through the archambaultzik.ca service; and

  •
  book publishing through six associated publishing houses and distribution through Québec-Livres.

        In 2003, the Leisure and Entertainment segment's revenues totalled $205.0 million, compared with $206.3 million in 2002. Archambault Group's revenues grew 10.4%; sales at Archambault retail outlets increased 7.4%, partly as a result of the addition of new points of sale.

        The new music recording and distribution operations, conducted by Musicor and Select, respectively, accounted for nearly half the increase in Archambault Group's revenues. The strong performance derived in large part from the success of the Star Académie CD, which was the top-selling CD in Québec in 2003 and was certified quintuple platinum, with more than 500,000 copies sold, and the CD released by Wilfred LeBouthillier, the winner of the first season of Star Académie. With respect to distribution revenues, the success of the soundtrack of the musical comedy Don Juan was also a factor.

        Increased revenues at Archambault Group were partially offset by decreased distribution revenues in the Books segment, the impact of the transfer of Publicor to TVA Publishing, the sale of Wilson & Lafleur ltée, a legal publishing house, and the closing of DM Diffusion Multimédia. The latter three events occurred in 2002.

        The Leisure and Entertainment segment generated operating income of $14.7 million in 2003, compared with $14.5 million in 2002. Archambault Group and the Books segment increased their operating income by 11.6% and 18.3%, respectively. The higher operating income at Archambault Group was mainly due to the contribution of the new music recording activities, the increased profitability of distribution activities, and the contribution of the new retail points of sale. The positive impact resulting from the reorganization of the group of publishing houses was the main reason for the rise in operating income in the Books segment.

        On October 15, 2003, the Company announced that it had acquired the 50% equity interest in CEC Publishing held by Hachette Livre S.A for a cash consideration of $15.0 million and had become the sole shareholder of CEC Publishing, a standard-setter in textbook publishing in Québec for nearly 50 years.

        In January 2004, Archambault Group launched a new music download service with per-track fees. The archambaultzik.ca section of the archambault.ca site, which will offer more than 300,000 tracks and albums of all kinds, is intended to address the problem of music piracy. The service was launched in cooperation with Québec's main independent labels and the major international labels, including Universal, Sony, BMG, Warner and EMI.

  Business Telecommunications

        Vidéotron Télécom is a business telecommunications provider with an 11,000-km network that reaches more than 80% of businesses located in Québec's metropolitan areas and most businesses in Ontario's largest metropolitan centres. Vidéotron Télécom's extensive network supports direct connectivity with networks in Ontario, eastern Québec, the Maritimes and the U.S. Through partnerships, Vidéotron Télécom can serve customers around the world.

        Vidéotron Télécom's revenues decreased by $14.2 million in 2003 to $77.7 million. The decline was primarily due to a decline in Internet-related revenues as a result of the renegotiation of the services agreement with Vidéotron and other factors, as well as lower point-to-point revenues in Québec because of decreased demand, and lower revenues from telephone services.

        Operating income amounted to $14.4 million, compared with $27.3 million in 2002. The decline was due to the decreased revenues, lower operating margins resulting from the unfavorable market conditions, lower capitalization, and dispute settlement costs incurred in 2003. The 2002 results were affected by acts of vandalism committed during the labour dispute at Vidéotron.

        In 2003, Vidéotron Télécom won one of its legal disputes with Ontario property management firms. In February 2003, Vidéotron Télécom filed suit against two Toronto-area developers, including Oxford Properties Group Inc. ("Oxford"), which were charging Vidéotron Télécom access fees it considered arbitrary, discriminatory and unreasonable. On June 6, 2003, the Ontario Superior Court issued an injunction requiring Oxford to allow Vidéotron Télécom access to its buildings so it can offer tenants business telecommunications services.

        On December 19, 2003, Vidéotron Télécom sold its subsidiary, Mensys Business Solutions Center Ltd., a provider of software solutions for municipalities that did not fit into the Company's operations, for a cash consideration of $2.0 million.

        Finally, on December 22, 2003, Quebecor Media closed an agreement to acquire the preferred shares of 3662527 Canada Inc. (the parent company of Vidéotron Télécom) held by The Carlyle Group for a consideration with an estimated value of $125.0 million. The transaction will help align Vidéotron Télécom's business objectives with those of Quebecor Media as a whole. It removes the uncertainty surrounding Vidéotron Télécom's offering of business and residential telecommunications services and is expected to create additional synergies with the Company's other properties. Finally, it will permit the harmonization of the Company's business strategies in the telecommunications field and faster development of telephony, Internet access and data transmission services.

Unrestricted Subsidiaries

        In 2003, the Unrestricted Subsidiaries recorded revenues of $94.5 million, compared with $101.6 million during 2002. Operating income amounted to $4.1 million, compared with a loss of $12.5 million during 2002.

  Web Integration/Technology

        The Web Integration/Technology segment includes two companies. Nurun is engaged in Web, intranet, extranet and business to consumer (B2C) e-commerce development; e-marketing and customer relationship management (CRM) strategies; and interactive television concepts and operations. Nurun's subsidiary, Mindready Solutions, is engaged in test engineering and real-time communications solutions.

        In 2003, the Web Integration/Technology segment recorded revenues of $66.3 million, compared with $74.8 million in 2002. The decrease was caused by reduced demand in the IT and Internet advertising markets, particularly in the Toronto, Canada and Milan, Italy markets, combined with lower revenues at Mindready Solutions. Mindready Solutions' decreased revenues from test systems were partly offset by increased revenues from embedded systems.

        The highlight of the 2003 financial year in the Web Integration/Technology segment was the turnaround in profitability. The segment generated $1.0 million in operating income, compared with a $9.9 million operating loss in 2002. It was the first time the segment was operating income positive, on an annual basis, in its history as a subsidiary of Quebecor Media.

        The turnaround was mainly due to improved results at Mindready Solutions, which reduced its operating loss from $11.4 million in 2002 to $0.1 million in 2003 by increasing its gross margin from 27% in 2002 to 35% in 2003 and reducing its administrative, selling, and research and development expenses. In 2002, Mindready Solutions' results were also affected by a write-down of current assets and a charge for unoccupied office space.

        In view of the adverse market conditions, the Web Integration/Technology segment sold Paris-based Nurun Technologies S.A and closed Mindready Solutions' Paignton, United Kingdom office during 2003 in order to reduce costs and streamline operations.

        Nurun's e-Business Services segment generated operating income of $1.1 million in 2003, compared with $1.4 million in 2002. Increased operating income at Nurun's Montréal, New York, Paris and Milan offices, coupled with lower corporate expenses, did not entirely offset the impact of the sale of Flow Systems Corporation in 2002 and reversals of reserves recorded in the same year. Those reversals were made necessary by the reappraisal in 2002 of the risk factors that had been determined as of December 31, 2001. Despite the difficult and constricted business environment for Web agencies around the world, Nurun's e-Business Services segment has succeeded in generating operating income for the past seven quarters.

  Internet/Portals

        Netgraphe is an integrated company offering e-commerce, information, communication and IT consulting services. Netgraphe owns the CANOE network, which serves over 6.2 million Internet users per month and includes canoe.ca, canoe.qc.ca, La Toile du Québec (toile.com), money.canoe.ca (webfin.com in French) and megagiciel.com. Netgraphe also operates a string of e-commerce sites: jobboom.com (employment), autonet.ca (automobiles), flirt.canoe.ca and reseaucontact.com (dating), classifiedextra.ca and classeesextra.ca (classifieds).

        In addition, Netgraphe operates the tva.canoe.com and lcn.canoe.com sites, as well as two sites for popular TVA programs, occupationdouble.com and staracademie.ca. Netgraphe's subsidiary, Progisia Informatique, offers IT consulting services in areas including e-commerce, outsourcing, integration and secure transaction environments.

        Netgraphe's revenues grew 5.2% from $26.8 million in 2002 to $28.2 million in 2003. Revenues increased by 18.1% at the special-interest portals and by 14.8% at the general-interest portals. The special-interest portal flirt.canoe.ca/ReseauContact.com continued its growth with a 64% revenue increase. Revenues from Netgraphe's general-interest portals in Montréal rose 25.2%. These factors more than offset the decrease in the Progisia consulting services subsidiary's revenues due to fierce competition in that market, as well as the impact of the sale of the Micanoa.com portal in Spain in 2002, which no longer fitted into Netgraphe's long-term strategic positioning.

        Operating income amounted to $3.1 million, compared with a $2.6 million loss in 2002, a $5.7 million improvement. The excellent performance was mainly due to higher revenues, the successful restructuring measures implemented since the second quarter of 2001, and the strict cost controls that ensued. At the special-interest sites, gross margin increased from 29.5% in 2002 to 36.8% in 2003.

        Netgraphe reported net income in the last three quarters of the 2003 financial year. It also generated net income for the financial year as a whole for the first time since it was founded in 1999.

Financial Expenses

        Financial expenses decreased by $23.2 million from $323.2 million in 2002 to $300.0 million in 2003, due primarily to the Company's lower debt levels, which resulted from, among other things, the repayment of a $429.0 million term loan which came due in April 2003. The more favorable impact of the conversion of the unhedged portion of the long-term debt, compared with 2002, was also a factor in the decrease in financial expenses. A $22.0 million gain on exchange was recorded under this heading in 2003, compared with $2.2 million in 2002.

2002/2001 Financial Year Comparison

        In October 2000, Quebecor Media acquired all the outstanding shares of Le Groupe Vidéotron ltée ("Groupe Vidéotron"). Final acquisition of control over Groupe Vidéotron's cable television and broadcasting subsidiaries was subject to approval by the Canadian Radio-television and Telecommunications Commission ("CRTC"). In May 2001, the CRTC approved the transfer of control over the cable television subsidiaries. In September 2001, the conditions set by the CRTC under the approval granted in July 2001 for the transfer of control over TVA Group were satisfied.

        In accordance with Canadian generally accepted accounting principles, the results of the Cable Television segment and of TVA Group have been included in the consolidated results since May 2001 and September 2001, respectively. The investments in these subsidiaries were accounted for on an equity basis from the date of the acquisition of Groupe Vidéotron.

        At the time of the acquisition of Groupe Vidéotron, management's intention was to divest itself of the Vidéotron Télécom subsidiary. In view of the uncertain business environment in the telecommunications industry, the Company was unable to close the sale of its investment on favorable terms. It therefore decided to keep Vidéotron Télécom and develop its full potential. The investment in Vidéotron Télécom, which was recorded at realizable value until October 2001, has therefore been included in the Company's consolidated results since that date.

        Quebecor Media's consolidated financial statements for 2001 therefore report the operating results and cash flows of the Cable Television segment from May to December 2001, of the Broadcasting segment from September to December 2001, and of the Business Telecommunications segment from November to December 2001. The following discussion of segmented results reports the results of these segments on a comparable basis and therefore considers the operating results for full 12-month periods in 2002 and 2001.

        Quebecor Media posted revenues of $2.28 billion in the 2002 financial year, compared with $1.83 billion in 2001. The $452.9 million increase was due primarily to the inclusion of the results of the Cable Television segment, TVA Group and the Business Telecommunications segment for the full year, as well as higher revenues in the Newspapers segment. These factors partially offset lower sales in the Web Integration/Technology segment.

        Operating income was $561.0 million in 2002, compared with $388.7 million in 2001. The $172.3 million increase was mainly due to the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments for the full 12 months of 2002, combined with significantly improved operating results in the Newspapers segment. These factors were partially offset by the lower revenues generated by the Web Integration/Technology and Internet/Portals segments. Lower newsprint prices and effective cost-containment measures introduced in 2001 and continued in 2002 also contributed to the improvement.

        The Company recorded a net loss of $229.8 million in 2002, compared with $449.5 million in 2001. In accordance with new accounting rules, the Company stopped recording amortization of goodwill in 2002. Excluding goodwill amortization, net of non-controlling interest, the net loss would have been $281.0 million in 2001.

        The 2002 results were affected by increases in amortization expenses (+ $74.4 million) and financial expenses (+ $34.8 million), mainly as a result of the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments. The higher financial expenses also derived from the issuance in July 2001 of Senior Notes and Senior Discount Notes for net proceeds of US$850 million, which were used to repay loans bearing lower interest.

        Reserves for restructuring of operations and special charges decreased by $112.9 million in 2002 from $152.1 million in 2001 to $39.2 million in 2002. In 2001, the Company recorded a mark-to-market of temporary investments in the amount of $99.8 million. Reserves for restructuring were also recorded in the Newspapers ($17.8.million), Web Integration/Technology ($3.7 million) and Internet/Portals ($5.4 million) segments. The Web Integration/Technology segment also recorded a $25.4 million non-monetary compensation charge.

        In 2002, the Company recorded a $187.0 million charge for the goodwill impairment losses in the Cable Television ($68.0 million), Business Telecommunications ($107.6 million), Web Integration/Technology ($8.9 million) and Internet/Portals ($2.5 million) segments, an increase of $40.0 million compared with the total write-down of $147.0 million recorded in 2001 in the Internet/Portals ($118.5 million) and Web Integration/Technology ($28.5 million) segments.

        In the Cable Television segment, revenues increased by $15.6 million or 2.0%, on a comparable basis, to $781.0 million in 2002. The impact of aggressive competition from satellite television operators and difficulties caused by the labor dispute between Vidéotron and its unionized employees were more than offset by increased revenues from cable Internet access services. Operating income declined by $28.4 million or 10.8%, again on a comparable basis, to $235.5 million in 2002. Efficiencies yielded by Quebecor Media's operating-cost-containment program were not enough to offset certain additional costs incurred during the year, including costs related to the labor dispute and costs related to customer equipment.

        The Newspapers segment generated revenues of $831.6 million in 2002, an increase of $16.7 million or 2.0%, due mainly to increases in advertising revenues (4.0%) and circulation revenues (2.1%). Operating income rose $21.6 million (10.9%) to $219.4 million, due primarily to lower newsprint prices, effective cost-containment efforts and higher revenues, partially offset by higher operating costs.

        In the Broadcasting segment, TVA Group's revenues were $323.4 million in 2002, versus $322.8 million in 2001, on a comparable basis. Higher broadcasting and publishing revenues were almost entirely offset by lower revenues from production and international distribution operations. TVA Group generated $78.9 million in operating income in 2002, versus $69.5 million in the previous year, on a comparable basis. The increase in operating income in 2002 stemmed primarily from the higher revenues, the increased profitability of TVA's broadcasting operations, and the inclusion of Publicor's results in the Broadcasting segment's consolidated results.

        In the Leisure and Entertainment segment, revenues amounted to $206.3 million in 2002, compared with $223.5 million in the previous year. The $17.2 million decrease mainly reflects the transfer of Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment. As a result of the strong performance of Archambault Group and the Books segment, operating income increased to $14.5 million from $14.2 million in 2001, despite the transfer of Publicor.

        Vidéotron Télécom's revenues totalled $91.9 million in 2002 compared to $96.7 million in 2001, on a comparable basis. Operating income increased by $3.9 million, or 16.7%, from $23.4 million in 2001 to $27.3 million in 2002, mainly because of lower labor costs and higher operating margins, which outweighed the impact of the decrease in revenues and of costs related to acts of vandalism against Vidéotron Télécom's network during the labor dispute at Vidéotron. In 2002, Vidéotron Télécom acquired Toronto-based Stream Intelligent Networks Corporation and two fibre-optic routes stretching across southern Ontario and into the United States in order to expand its business into the Ontario market.

        The Web Integration/Technology segment's revenues were $74.8 million in 2002, compared with $122.1 million in 2001. The decrease stemmed mainly from the sharp decline in the revenues of Mindready Solutions as a result of the collapse in demand from telecommunications companies, lower demand in e-Business Services, and the discontinuance of some operations. The operating loss was $9.9 million, compared with $15.6 million in 2001. The reduced operating loss in 2002 was mainly due to reduced operating expenses, the recording of special charges for the restructuring of operations in 2001, and higher operating margins.

        The Internet/Portals segment's revenues were virtually unchanged in 2002, at $26.8 million. A decline in revenues from general-interest portals was offset by a significant increase in revenues from the special-interest sites. The segment's operating loss was reduced from $21.5 million in 2001 to $2.6 million in 2002, a favorable variance of $18.9 million. This strong performance stemmed from the success of the restructuring process launched in 2001. Lower payroll and advertising/promotion expenses, combined with increased revenues from the special-interest sites, contributed to the dramatic improvement. In 2002, Netgraphe reorganized its properties and converted the canoe.ca and canoe.qc.ca general-interest portals into virtual gateways to Quebecor Media's other properties.

        The $34.8 million increase in financial expenses in 2002 mainly reflected the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments for the full year, as well as the issuance in July 2001 of Senior Notes and Senior Discount Notes for net proceeds of US$850 million, which were used to repay loans bearing lower interest. These factors were, however, partially offset by the impact of lower interest rates on the floating-rate portion of the debt, lower debt levels and the restatement of 2001 financial expenses as a result of retroactive application of the new accounting policy on foreign currency translation.

Liquidity and Capital Resources

Operating Activities

        Continuing operating activities provided cash flows totalling $363.7 million in 2003, compared with $369.9 million in 2002. The positive impact of the improved operating results was offset by the deferral of changes in non-cash balances related to operations recorded in the Cable Television segment between the fourth quarter of 2002 and the first quarter of 2003. The change in non-cash balances related to operations in the Cable Television segment increased cash flows by $81.1 million in the last quarter of 2002 and used $61.6 million in cash flows in the first quarter of 2003.

        There was a favorable difference of $95.5 million in cash flows provided by continuing operating activities in 2002 as compared with 2001, due primarily to the inclusion of the cash flows of the Cable Television, Broadcasting and Business Telecommunications segments for 12 months in 2002, combined with improved results. These increases were partially offset by an unfavorable difference due to decreased investment in working capital in 2001.

        At December 31, 2003, working capital was $49.0 million, whereas it was negative by $502.3 million at the same date in 2002. The difference mainly reflects the impact of the repayment by Quebecor Media of the $429.0 million term loan that came due in April 2003. The refinancing of Sun Media and Vidéotron, which reduced short-term debt repayment requirements, also contributed to the improvement in working capital. The recording under current liabilities of the additional $68.7 million payable to The Carlyle Group in respect of the purchase of the preferred shares held by The Carlyle Group in Vidéotron Télécom was offset by a reduction in accounts payable and accrued charges, due mainly to the deferral of payments to suppliers.

Financing Activities

        Quebecor Media's consolidated long-term debt (excluding redeemable preferred shares) and consolidated bank debt were reduced by $758.7 million in 2003. The reduction reflects the repayment of the $429.0 million term loan that came due in April 2003, debt repayments of $120.0 million in aggregate made from free cash flow from continuing operations, and the positive impact of exchange rate fluctuations on the value of the portion of the debt denominated in foreign currency. However, the last factor was offset by an equal change in the value of the cross-currency swap agreements used to hedge that debt against exchange rate fluctuations. The carrying value of the cross-currency swap agreements was $185.9 million at the end of 2003 and is entered under short-term liabilities and other liabilities.

        Some of these cross-currency swap agreements are subject to a floor limit on negative fair value, below which the Company can be required to make prepayments to restore the fair value. Such prepayments are offset by equal reductions in the Company's commitments under the agreements. Because of the appreciation of the Canadian dollar against the US dollar in 2003, Quebecor Media and Vidéotron had to make prepayments of $123.6 million and $13.5 million, respectively, under these swap agreements. These prepayments were financed from the Company's cash assets and from the existing credit facilities of the Company and its subsidiary. The $13.5 million prepayment on Vidéotron's cross currency swap arrangements was fully offset when the swap arrangements were redeemed as part of the refinancing of Vidéotron.

        In 2003, the Company renegotiated the cross-currency swap agreements to raise the fair value floor by $182.0 million to $282.0 million. The fair value of the cross-currency swap agreements subject to prepayments was negative $221.7 million as of December 31, 2003. The cross-currency swap arrangements of Sun Media and, since Vidéotron's refinancing in October 2003, Vidéotron are no longer subject to such calls.

        Quebecor Media and its subsidiaries carried out a number of financing and refinancing operations during the 2003 financial year.

        On December 22, 2003, Quebecor Media closed an agreement to acquire all the preferred shares of 3662527 Canada Inc., the parent company of Vidéotron Télécom, held by The Carlyle Group for a consideration with an estimated value of $125.0 million. On the same date, a $55.0 million payment was made to The Carlyle Group. The additional amount payable, which will be adjusted based on the value of Quebecor Media's common shares, is payable on demand at any time after December 15, 2004, but no later than December 15, 2008. The preferred shares acquired from The Carlyle Group were recorded on the balance sheet at a value of $278.7 million and entered under liabilities. Following the transaction, a $153.7 million gain, without any tax consequences, was recorded on Quebecor Media's consolidated statement of income.

        On October 8, 2003, Vidéotron successfully completed the refinancing of its term credit facilities. The refinancing entailed the issuance of a private placement of $335.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014, which yielded net proceeds of US$331.9 million before transaction fees. The refinancing also involved the establishment of new bank credit facilities consisting of a five-year $100 million revolving credit facility and a five-year $368.1 million term loan. The proceeds from the refinancing were used to repay in full Vidéotron's borrowings under its previous credit facilities.

        On February 7, 2003, Sun Media closed a private placement of US$201.5 million aggregate principal amount of 7.625% Senior Notes due 2013, and contracted new bank credit facilities totalling $425.0 million, more than 95% of the principal of which does not come due until 2008 or 2009. The proceeds from the sale of the Senior Notes and the new bank credit facilities were used to pay off Sun Media's debt, on which substantial amortization payments would have been due in 2003 through 2005, and which was repayable in full in 2007, as well as to pay a $260.0 million dividend to Quebecor Media, of which $150.0 million was used to reduce Vidéotron's long-term debt. In November 2003, Sun Media was able to renegotiate its bank credit facilities at a more advantageous interest rate due to favorable market conditions and Sun Media's improved risk profile.

        These refinancing operations completed another important stage in the optimization of Quebecor Media's capital structure. As a result of the refinancing, Vidéotron and Sun Media extended the maturity dates of their long-term debt and significantly reduced their short-term debt repayment obligations. As a result of the Vidéotron refinancing, Standard & Poor's upgraded the corporate credit ratings of Quebecor Media and its Sun Media and Vidéotron subsidiaries by one level to BB- in all three cases.

        Finally, early in the 2003 financial year, Quebecor Media shareholders injected a total of $431.9 million into the Company's share capital. At the beginning of 2003, Quebecor Inc. contributed $216.1 million to the share capital of Quebecor Media in the form of redeemable preferred shares, enabling the Company to repay part of the $429.0 million term loan that came due in April 2003. On April 22, 2003, common shares in an aggregate amount of $215.8 million were issued. The proceeds were used to pay down the balance of the above-noted $429.0 million term loan. On the same date, the redeemable preferred shares issued in early 2003 were converted into common shares.

        In 2002, Quebecor Media's consolidated long-term debt and consolidated bank debt were reduced by $213.7 million. The Vidéotron and Sun Media subsidiaries were responsible for most of the decrease in debt, with reductions of $168.0 million and $39.4 million, respectively.

Investing Activities

        Business acquisitions (including buyouts of minority interests) and additions to property, plant and equipment increased from $149.2 million in 2002 to $208 million in 2003.

        Business acquisitions totalled $76.2 million in 2003 compared to $14.2 million in 2002. The 2003 acquisitions were mainly comprised of the acquisition of Annex Publishing & Printing Inc. by Sun Media in 2003 for a cash consideration of $34.2 million, and the increase in Quebecor Media's interest in TVA Group under TVA Group's share repurchase and cancellation program. In 2003, 1,452,200 TVA Group Class B Non-Voting Shares were repurchased for $25.8 million in cash (compared with $7.9 million in 2002). The business acquisitions also included the buyout of the 50% interest in CEC Publishing held by Hachette Livre S.A. for a cash consideration of $15.0 million and the buyout of minority interests in Archambault Group for $2.7 million in cash.

        Additions to property, plant and equipment, which had totalled $135.0 million in 2002, amounted to $131.8 million in 2003. Decreased capital expenditures in the Cable Television and Business Telecommunications segments were partially offset by an increase in the Newspapers segment.

        Additions to property, plant and equipment increased from $129.7 million in 2001 to $135.0 million in 2002 primarily because of the inclusion of the Cable Television, Broadcasting and Business Telecommunications segments for the full year in 2002, which was partially offset by decreased expenditures in the Cable Television and Newspapers segments. In 2001, business acquisitions consisted mainly in the amounts paid to buy out the minority shareholders in Sun Media.

Financial Position

        At December 31, 2003, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $245.2 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $221.3 million available, for total available liquid assets of $466.5 million.

        At December 31, 2003, the consolidated debt, including the short-term portion of the long-term debt, totalled $2.76 billion. The debt portfolio is comprised, primarily of revolving and term bank credit facilities, Senior Notes, Senior Discount Notes and Senior Secured Notes. The consolidated debt included Sun Media's $551.7 million debt, Vidéotron's $886.7 million debt and TVA Group's $24.4 million debt, as well as Quebecor Media Senior Notes and Senior Discount Notes in an aggregate amount of $1.20 billion and Quebecor Media's $97.0 million revolving credit facility.

        The Company tries to spread the maturity profile of its debt portfolio in order to reduce the refinancing risk. The Company also uses a combination of fixed and floating rate debt, as well as derivative instruments, in an effort to mitigate exposure to fluctuations in interest rates. As at December 31, 2003, the weighted average maturity of the Company's consolidated debt was approximately 6.5 years and its fixed-to-floating debt mix was 69% fixed to 31% floating.

        Management believes that cash flow from operations and available sources of financing is sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment. The Company has access to the cash flow generated by its subsidiaries by way of dividends declared by its public subsidiaries and, dividends and advances from its private subsidiaries. In addition, the Company has access to 50% of the Revolving Credit Facility of its Newspaper and Cable private operations. However, the Company's subsidiaries may have restrictions, based on contractual debt obligations, regarding dividends and advances to the Company. Management believes that the financing activities carried out in 2003 and discussed under "Financing Activities" above have enhanced the Company's financial flexibility by reducing its long-term debt, extending debt maturities on which substantial amortization payments were due in the coming years, and facilitating the circulation of liquid assets between the Company and its subsidiaries.

Contractual Obligations

        As of December 31, 2003, material contractual obligations included commitments for future payments under long-term debt arrangements and operating lease agreements. These obligations are summarized in Table 4 below and are fully disclosed in notes 17 and 23 to the Company's consolidated financial statements on page F-42 and F-59, respectively.

Table 4
Contractual obligations
($ millions)

	Payments due, by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	2,756.8	60.0	222.1	313.2	2,161.5
Operating leases	171.5	45.1	51.5	29.0	45.9
Pension requirements	$29.1	6.7	12.9	9.5	—

Total contractual cash obligations	2,957.4	111.8	286.5	351.7	2,207.4

        The Company rents premises and equipment under various operating leases. As of December 31, 2003, minimum payments under these leases over the next five years and thereafter total $171.5 million.

        Newsprint represents a significant input and component of operating costs for the Newspapers segment. Sun Media uses several newsprint producers to supply its requirements and has entered into a long-term agreement with one company to supply the majority of its newsprint purchases through December 2005. Sun Media's annual purchases under the agreement are approximately 125,400 tons of newsprint.

        The Broadcasting segment made a commitment to invest $48.9 million over an 8-year period in the Canadian television industry and the Canadian telecommunications industry in order to promote television content and the development of communications. As at December 31, 2003, the balance to be invested amounted to $32.9 million.

        The Company and its subsidiaries have incurred expenses for commercial printing services with Quebecor World Inc., a subsidiary of Quebecor Inc. The Company conducts all of its business with Quebecor World Inc. on a commercial, arm's length basis and records the transactions at exchange value. Such commercial printing services are undertaken in the ordinary course of business. The total expenses for commercial printing services with Quebecor World amounted to $58.3 million in 2003, compared with $57.9 million in 2002 and $54.8 million in 2001.

Off-Balance Sheet Arrangements

Operating leases

        The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2004 and 2010, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $8.9 million. As at December 31, 2003, the Company has not recorded a liability associated with these guarantees, since the Company does not expect to make any payments pertaining to the guarantees of these leases.

Sub-lease agreements

        The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2004 and 2005. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $0.5 million. As at December 31, 2003, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Business and asset disposals

        In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued an amount in respect of this item in the consolidated balance sheet.

Long-term debt

        Under the terms of their respective U.S. indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying these debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

Suppliers

        In the normal course of its operations, the Company enters into contractual agreements with suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In some other cases, the Company provides indemnification to courterparties for damages resulting from suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

Risks and Uncertainties

        In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate obligations. As at December 31, 2003, Quebecor Media and its subsidiaries, Vidéotron and Sun Media, were using derivative financial instruments to reduce their exchange rate and interest rate exposure.

        While these agreements expose the Company and the subsidiaries to the risk of non-performance by a third party, the Company and its subsidiaries believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom they deal. The Company does not hold or issue any derivative financial instruments for trading purposes. A description of the financial derivatives used by the Company as at December 31, 2003 is provided in note 1(s) to the consolidated financial statements and in "Item 11. Quantitative and Qualitative Disclosure about Market Risk.

        Concentration of credit risk with respect to trade receivables is limited due to the Company's diverse operations and large customer base. As of December 31, 2003, the Company had no significant concentration of credit risk. Quebecor Media believes that the product and geographic diversity of its customer base contributes to reducing its credit risk, as well as the impact of a potential change in its local market or product-line demand.

Regulation

        The Company is subject to extensive government regulation mainly through the Broadcasting Act and the Telecommunications Act both administered by the Canadian Radio-television and Telecommunicatons Commission ("CRTC"). Changes to the regulations and policies governing broadcast television, speciality channels and program distribution through cable and DBS satellite services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations.

Trend Information

        The Company's business is cyclical in nature. It is dependent on advertising and, in the Newspapers segment in particular, circulation sales. Therefore, operating results are sensitive to prevailing economic conditions, especially in Ontario, Québec and Alberta. In the Newspapers segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the last ten years. Advertising and circulation revenues in the Newspapers segment have improved since 2001, and the Company expects that they will continue to improve in 2004.

        Furthermore, competition continues to be intense in the cable television, broadcasting and newspaper industries.

        Newsprint prices have had a significant effect on the Company's operating results as newsprint is the principal raw material in the Newspapers segment. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Since a period of relatively high prices in 1995, during which prices peaked at $950 per metric ton, the industry has experienced two further full pricing cycles. Over the twelve-month period from August 2002 to August 2003, newsprint prices rose $95 from $650 to $745 per metric ton. Newsprint prices closed at $735 per metric ton on December 31, 2003 and the Company expects that prices will increase during 2004.

        In addition, the Company's business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.

Critical Accounting Estimates

Goodwill

        Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.

        In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company uses a combination of valuation methods including discounted future cash flows, operating income multiples and market price.

        The discounted cash flows method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by the risk-free interest rate, and the risk premium associated with the asset or liability.

        The operating income multiples method requires the availability of fair values of enterprises with comparable and observable economic characteristics, as well as of recent operating income multiples.

        The market price method must take into account the fact that the price of an individual share may not be representative of the fair value of the business unit as a whole, due to factors such as synergies, control premium and temporary market price fluctuation.

        Therefore, determining the fair value of a reporting unit requires judgement and involves complete reliance on estimates and assumptions.

        When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit's goodwill should be compared with its carrying amount in order to measure the amount of the impairment loss, if any.

        The fair value of goodwill is determined in the same manner as in a business combination. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.

        The judgement used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.

Business combination

        Business acquisitions are accounted for by Quebecor Media using the purchase method of accounting. Under the purchase method, the purchase price is allocated to the acquired assets and assumed liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over the sum of the values ascribed to the acquired assets and assumed liabilities is recorded as goodwill. The judgements made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income, because of, among other things, the impact of the useful lives of the acquired assets, since different assets may have different useful lives. Also, future income taxes on temporary differences between the book and tax value of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill. Consequently, to the extent that greater value is ascribed to long-lived assets than to shorter lived assets under the purchase method, less amortization may be recorded in future periods.

        Determining the fair value of certain acquired assets and liabilities requires judgment and involves complete reliance on estimates and assumptions. The Company uses primarily the discounted future cash flow approach in estimating the value of acquired intangible assets.

        The estimates and assumptions used in the allocation of the purchase price of Group Vidéotron at the date of acquisition may also have an impact on the amount of goodwill impairment to be recognized, if any, after the date of acquisition, as discussed above under "Goodwill."

Future income taxes

        Quebecor Media is required to assess the ultimate realization of future income tax assets generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carry-forward in the future. This assessment is judgmental in nature and is dependent on assumptions and estimates regarding the availability and character of future taxable income. As at December 31, 2003, the Company recorded a valuation allowance of $132.3 million. The ultimate amount of future income tax assets realized could be materially different from those recorded, as influenced by future operating results of the Company.

Changes in Accounting Policies

        In 2003, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants ("CICA") accounting standards. The changes are described in greater detail in notes 1(b) and 1(c) to the Company's annual consolidated financial statements on pages F-9 to F-13.

        In the fourth quarter of 2003, the Company revised its accounting for equipment sales to customers and hook-up costs. Until the end of the third quarter of 2003, the cost of subsidies granted to customers on the equipment sold was capitalized and amortized over three years on a straight-line basis, and the cost of reconnecting customers, which included material, direct labor and certain overhead charges, was capitalized to fixed assets and depreciated over three or four years on a straight-line basis.

        The Company has changed its accounting policies in order to expense, as they are incurred, the costs of customers' subsidies and the costs of reconnecting customers. These changes have been applied retroactively and had the following effects for the financial years ended December 31, 2003, 2002 and 2001, respectively:

  •
  Operating revenues increased by $19.4 million, $25.4 million and $10.9 million;

  •
  Cost of sales, and selling and administrative expenses, increased by $61.6 million, $63.1 million and $22.2 million;

  •
  Operating income decreased by $42.2 million, $37.7 million and $11.3 million;

  •
  The amortization expense decreased by $21.4 million, $14.0 million and $5.4 million;

  •
  Income tax recoverable increased by $6.3 million in 2003, income tax expense decreased by $7.9 million in 2002, and income tax recoverable increased by $2.1 million in 2001;

  •
  Equity loss from non-consolidated subsidiaries increased by $1.5 million in 2001; and

  •
  Net income decreased by $14.5 million in 2003 and net loss increased by $15.8 million and $5.3 million in 2002 and 2001 respectively.

        As at December 31, 2003, fixed assets decreased by $5.9 million, other assets decreased by $47.6 million, while income tax and other tax liabilities decreased by $4.4 million, long-term future income tax liabilities decreased by $12.9 million and deficit increased by $36.2 million. As at December 31, 2002, fixed assets decreased by $3.8 million, other assets decreased by $29.1 million, while long-term future income tax liabilities decreased by $11.2 million and deficit increased by $21.7 million. Consequently, deficit decreased by $5.9 million and $0.6 million as at December 31, 2001 and January 1, 2001, respectively.

        Effective January 1, 2003, TVA Group, Nurun, Mindready Solutions and Netgraphe changed the method of accounting for employee stock option plans and decided to adopt the fair value based method on a prospective basis. Employee stock option awards granted, modified or settled prior to January 1, 2003 are not recognized according to the fair value method but according to the settlement method. Thus, the fair value method is applied only to employee stock options granted after December 31, 2002.

        In 2002, the Company completed the goodwill impairment tests for each of its operating units, in accordance with the recommendations in Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook, and charged $2.14 billion to opening retained earnings, net of non-controlling interest of $18.8 million, in order to account for the goodwill impairment loss in the Cable Television ($1.94 billion), Business Telecommunications ($164.9 million), Web Integration/Technology ($20.4 million) and Internet/Portals ($41.8 million) segments.

        In accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied was recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. However, under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income."

Recent Accounting Developments in Canada

Primary source of Generally Accepted Accounting Principles ("Canadian GAAP"):

        In July 2003, the CICA issued Section 1100 of the CICA Handbook entitled Generally Accepted Accounting Principles ("Canadian GAAP"). This section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The standards in Section 1100 are applicable to financial periods starting on or after October 31, 2003. The Company will implement the standards of Section 1100 in the first quarter of 2004, and they should not have a material impact on the Company's consolidated financial statements.

Asset retirement obligations

        In March 2003, the CICA issued Section 3110 of the CICA Handbook, entitled Asset Retirement Obligations. This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards require an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standards define the fair value as the amount at which that liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate that asset retirement cost to amortize it over its useful life. The standards in Section 3110 are applicable to financial periods starting on or after January 1, 2004. The Company will implement the new standards in the first quarter of 2004, and is currently evaluating the impact of these new standards.

Presentation and disclosure of financial instruments

        In June 2003, the CICA amended the standards on the presentation and disclosure of financial instruments included in Section 3860 of the CICA Handbook, entitled Financial Instruments — Disclosure and Presentation. The new standards require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity. These revised standards are applicable to financial periods starting on or after November 1, 2004. The Company does not intend to apply them prior to that date.

Variable interest entities

        In June 2003, the CICA issued Accounting Guideline No 15, Consolidation of Variable Interest Entities, ("AcG-15"), in order to address the consolidation of variable interest entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and when it should be consolidated. Every enterprise that has a contractual, ownership, or other financial interest in or with any entity, special-purpose or otherwise, must determine whether that interest exposes the enterprise to expected losses or expected residual gains of the entity in or with which it has that interest. If the entity is a VIE, the enterprise with the majority of the expected losses or expected residual returns consolidates the VIE. This guideline is harmonized with the corresponding US GAAP. The guideline will apply to financial periods beginning on or after November 1, 2004. The Company does not intend to apply it prior to that date.

Long-lived assets

        In December 2002, the Section 3063 of the CICA Handbook, entitled Impairment or Disposal of Long-lived Assets was issued. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. This guideline is harmonized with the corresponding US GAAP. The new standards in Section 3063 are applicable for financial periods beginning on or after April 1, 2003. The Company will implement the new standards in the first quarter of 2004, and is currently evaluating the impact of these new standards.

Recent U.S. GAAP Pronouncements

SFAS 148, Accounting for Stock-Based Compensation —
Transition and Disclosure — an Amendment of SFAS No. 123

        In December 2002, the Financial Accounting Standards Board ("FASB") issued this statement, which provides alternative methods of transition for an entity that voluntary changes to the fair-value-based method of accounting for stock-based employee compensation, in a fiscal year beginning before December 16, 2003. Three methods are available:

  •
  Prospective method: apply recognition provisions to all employee awards granted, modified or settled after the beginning of the fiscal year in which the recognition provisions are first applied

  •
  Modified prospective method: recognize stock-based employee compensation cost from the beginning of the period in the fiscal year in which the recognition provisions are first applied as if the fair-value-based accounting method in this statement had been used to account all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994, the original implementation date of this statement.

  •
  Retroactive restatement method: restate all periods presented to reflect stock-based compensation cost under the fair-value-based accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994. Restatement of periods not presented is permitted but not required.

        If an entity elects to adopt the fair-value-based method in fiscal years beginning after December 15, 2003, the change may not be reported using the prospective method. Quebecor Media accounts for all stock option plans using the fair-value-based method. Therefore, this statement will not have an impact on the Company's consolidated financial statements.

SFAS 149, Amendment of Statement 133 —
Derivative Instruments and Hedging Activities

        This statement amends the financial accounting and reporting for derivative instruments to clarify the definition of a derivative, expand the nature of exemptions from the statement, clarify the application of hedge accounting when using certain instruments, clarify when an embedded derivative with an underlying that is an interest rate or interest rate index is not considered clearly and closely related to the host contract, and modify the cash flow presentation of derivative instruments that contain financing elements.

        The statement is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003. This statement does not have a material impact on the Company's consolidated financial statements.

Forward-Looking Statements

        This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth certain information concerning our directors and senior executive officers as of March 15, 2004:

Name and Municipality of Residence	Age	Position(4)
André Bourbonnais(1)(2) Saint-Lambert, Québec	42	Director
Guy Coulombe Montréal, Québec	67	Director
Serge Gouin(2) Outremont, Québec	60	Director and President and Chief Executive Officer
Jean La Couture, FCA(1) Montréal, Québec	57	Director
Samuel Minzberg Westmount, Québec	54	Director
Jean-Louis Mongrain(1) Longueuil, Québec	60	Director
The Right Honourable Brian Mulroney, P.C., C.C., L.L.D. Westmount, Québec	64	Director
Jean Neveu(2) Longueuil, Québec	63	Director
Érik Péladeau Rosemere, Québec	48	Director and Chairman of the board of directors
Pierre Karl Péladeau Montréal, Québec	42	Director
Sylvie Cordeau Montréal, Québec	39	Vice President, Communications
Mark D'Souza Beaconfield, Québec	43	Vice President and Treasurer
Michel Éthier Montréal, Québec	49	Vice President, Taxation
Luc Lavoie Montréal, Québec	48	Executive Vice President, Corporate Affairs

Jacques Mallette Boucherville, Québec	46	Executive Vice President and Chief Financial Officer(3)
Denis Sabourin Kirkland, Québec	43	Vice President and Corporate Controller
Louis Saint-Arnaud Mont-Saint-Hilaire, Québec	57	Vice President, Legal Affairs and Secretary
Richard Soly Montréal, Québec	66	Executive Vice President, Marketing & Contents
Claudine Tremblay Nuns' Island, Verdun, Québec	50	Director, Corporate Services and Assistant Corporate Secretary
Edouard G. Trépanier Boucherville, Québec	53	Vice President, Regulatory Affairs

(1)
Member of the audit committee.

(2)
Member of the compensation and human resources committee.

(3)
Mr. Claude Hélie had been, until February 17, 2003, Executive Vice President and Chief Financial Officer of Quebecor Media. Following his resignation on February 17, 2003, he served as interim Chief Financial Officer until March 24 2003 when Mr. Jacques Mallette became Executive Vice President and Chief Financial Officer.

        André Bourbonnais, Director.    Mr. Bourbonnais has been a director of Quebecor Media since December 13, 2002. He serves as a member of our audit committee and our compensation and human resources committee. After working at the Montréal law firm Stikeman Elliott, he became an Associate and later a Partner at Transact International, a mergers and acquisitions consultancy company in Monaco. He returned to Montréal in 1993 and joined Teleglobe Inc., where he was successively Senior Legal Counsel, Executive Vice President, and Chief Legal Officer and Secretary. He then became Senior Vice President and Chief Legal Officer of Cirque du Soleil Inc. Mr. Bourbonnais joined CDPQ in 2001 as President of CDP Capital, Financial Services and in December 2002 he was named President of CDP Capital Communications. Mr. Bourbonnais is a member of the Québec Bar and a graduate of the London School of Economics and Political Science.

        Guy Coulombe, Director.    Mr. Coulombe has been a director of Quebecor Media since May 5, 2003. Mr. Coulombe has served as a member of the board of directors of several companies, including Canadian National, Domtar and Consolidated Bathurst, where he aided in the amalgamation process with other companies in the forestry industry. He also served as Chairman of the board of directors of TV5 Canada, where, in collaboration with France, Belgium and Switzerland, he aided in the management of French-language television in Canada and its implementation in Latin America and the United States.

        Serge Gouin, Director and President and Chief Executive Officer.    Mr. Gouin has been a Director of Quebecor Media since May 25, 2001, and he was appointed President and Chief Executive Officer on March 12, 2004. From January 2003 to March 12, 2004, he served as Chairman of the board of directors of Quebecor Media. He also chairs the compensation and human resources committee. Following his appointment as our President and Chief Executive Officer on March 12, 2004, Mr. Gouin intends to resign from the compensation and human resources committee. His successor will be appointed following his resignation. In July 2001, Mr. Gouin was appointed to the position of Chairman of the board of directors of Vidéotron. Mr. Gouin is an Advisory Director of Citigroup Global Markets Canada Inc. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Vidéotron in Montreal. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé Métropole Inc. in Montreal. Mr. Gouin is also a member of the board of directors of Astral Media Inc., Cott Corporation, Onex Corporation and Cossette Communication Group Inc.

        Jean La Couture, FCA, Director.    Mr. La Couture has been a director of Quebecor Media and the Chairman of its audit committee since May 5, 2003. Mr. La Couture, a Fellow Chartered Accountant, is President of Private Hearing Ltd., a mediation and negotiation firm, and President of Top Management Services Inc., a management firm. He also acts as President for the "Regroupement des assureurs de personnes à charte du Québec (RACQ)". From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty insurance company from 1990 to 1994. Mr. La Couture also serves as director on the board of directors of several corporations, including Quebecor Inc., Groupe Pomerleau (a Quebec-based construction company), Innergex Power Income Fund, Vidéotron, our subsidiary, and ISACSOFT Inc.

        Samuel Minzberg, Director.    Mr. Minzberg has been a director of Quebecor Media since June 27, 2002. Mr. Minzberg is a senior partner with Davies Ward Phillips & Vineberg. From January 1, 1998 to December 31, 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman Family. Until December 31, 1997 he was a partner at Davies Ward Phillips & Vineberg (Montreal), and was Chairman of such firm. He received a B.A., B.C.L. and LL.B from McGill University.

        Jean-Louis Mongrain, Director.    Mr. Mongrain has been a director of Quebecor Media since December 13, 2002. He has been a member of Quebecor Media's audit committee since May 5, 2003. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, he worked for the Laurentian Bank from 1989 to 2000 where he served as head of the credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the credit policies and was also involved in several due diligence investigations in connection with various acquisitions.

        The Right Honourable Brian Mulroney, Director.    Mr. Mulroney has served as a Director of Quebecor Media since January 31, 2001. Mr. Mulroney served as Chairman of the Board of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney became the Chairman of the board of directors of Quebecor World Inc. in April, 2002. Mr. Mulroney serves as a director of a number of public corporations including Quebecor Inc., Quebecor World Inc., Barrick Gold Corporation, TrizecHahn Corporation, and Archer Daniels Midland Company.

        Jean Neveu, Director.    Mr. Neveu has served as a Director of Quebecor Media since January 29, 2001. Mr. Neveu is a member of the compensation and human resources committee of the board of directors. Mr. Neveu has been the Chairman of Quebecor Inc. since 1999 and he was the Chairman of Quebecor World Inc. from 1990 to April 2002. He was the interim President and Chief Executive Officer of Quebecor World Inc. from March 18, 2003 to March 12, 2004. Mr. Neveu joined Quebecor Inc. in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor Inc. to become Vice President, Dailies and later became Senior Vice President of Quebecor Inc. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor Inc. He was the President of Quebecor Inc. from 1998 to 1999.

        Érik Péladeau, Director and Chairman of the board of directors.    Mr. Péladeau has served as a member of the board of directors of Quebecor Media since January 29, 2001. He was appointed Chairman of the board of directors of Quebecor Media on March 12, 2004. Prior to his appointment as Chairman of the Board of Directors, Mr. Péladeau served as Vice Chairman of the Board of Directors of Quebecor Media (from January 2001 to March 12, 2004). Mr. Péladeau is currently Vice Chairman of the Board of Quebecor Inc., a position he has held since April 1999, Vice Chairman of the Board and Senior Executive Vice President of Quebecor World Inc., a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards, including the board of directors of Quebecor World Inc. Érik Péladeau is the brother of Pierre Karl Péladeau.

        Pierre Karl Péladeau, Director.    Mr. Péladeau has served a member of the board of directors of Quebecor Media since August 18, 2000. From August 18, 2000 to March 12, 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media. Mr. Péladeau is also the President and Chief Executive Officer of Quebecor Inc. and, since March 12, 2004, Quebecor World Inc. He serves as the Chairman of the Board of Sun Media, and the Chairman of the Board of Nurun. Mr. Péladeau joined Quebecor's communications division in 1985 as Assistant to the President. From 1989 until 1991, Mr. Péladeau was Vice-President, Operations of Quebecor Group Inc., and he was appointed President in 1991. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become one of Europe's largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Vidéotron from July 2001 until June 2003. Mr. Péladeau sits on the boards of numerous members of the Quebecor group of companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

        Sylvie Cordeau, Vice President, Communications.    Ms. Cordeau was appointed Vice President, Communications of Quebecor Media as of March 14, 2003. She is responsible for communications for the Quebecor Media group of companies. She also remains involved in the corporate communications and the philanthropic activities of Quebecor Inc. Ms. Cordeau has worked in the Quebecor group of companies for the past five years, and has performed various functions within management. Prior to her appointment as Vice President, Communications, Ms. Cordeau was Executive Adviser, Office of the President of Quebecor Inc. Ms. Cordeau is a member of the Quebec Bar Association and holds a Master's Degree in International and European Law from the Université Catholique de Louvain in Belgium.

        Mark D'Souza, Vice President and Treasurer.    Mr. D'Souza has served as Vice President and Treasurer of Quebecor Media and Quebecor Inc. since April 2002. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002. He was Vice President and Treasurer of Quebecor World Inc. from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Finance Director of Société Générale de Financement du Québec from March 1995 to September 1997, and served in Corporate Finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.

        Michel Éthier, Vice President, Taxation.    Mr. Éthier became Vice President, Taxation of Quebecor Media in March 2004. From 1988 to 2000, Mr. Éthier was Director, Taxation of Le Groupe Vidéotron ltée. Following the purchase of Le Groupe Vidéotron ltée by Quebecor Media in October 2000, Mr. Éthier became Senior Director, Taxation of Quebecor Media. From 1983 to 1988, Mr. Éthier was Senior Tax Advisor of Gaz Metropolitain Inc. and from 1978 to 1983, he was, successively, auditor and tax specialist for Coopers & Lybrand, Chartered Accountants. Mr. Éthier has been a member of the Canadian Institute of the Chartered Accountants since 1980.

        Luc Lavoie, Executive Vice President, Corporate Affairs.    Mr. Lavoie has been Executive Vice President, Corporate Affairs, of Quebecor Media Inc. since March 2001. He was previously the Executive Vice President of National Public Relations, first in the Ottawa office of National Public Relations, which he helped launch, and then in the Montréal office. In that capacity, he advised executives and policy-makers across North America. Before joining National Public Relations, Mr. Lavoie was Canada's Commissioner General to the Universal Exposition in Seville, Spain.

        Jacques Mallette, Executive Vice President and Chief Financial Officer.    Mr. Mallette has been Executive Vice President and Chief Financial Officer of Quebecor Media since March 24, 2003. He is also the Executive Vice President and Chief Financial Officer of Quebecor Inc., Sun Media, Vidéotron and certain of our other subsidiaries. Mr. Mallette also serves as a director of a number of our subsidiaries, including Vidéotron. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. He was also Vice-President, Finance and Treasurer of Pétromont inc. and Corporate Controller for the Société générale de financement du Québec (SGF). Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

        Denis Sabourin, Vice President and Corporate Controller.    Mr. Sabourin was Senior Manager, Control from 2001 until his recent appointment as Vice President and Corporate Controller. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor Inc. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001.

        Louis Saint-Arnaud, Vice President, Legal Affairs and Secretary.    Mr. Saint-Arnaud has served as the Vice President, Legal Affairs and Secretary of Quebecor Media since 2001. Mr. Saint-Arnaud is also the Vice President, Legal Affairs of Quebecor Inc. Mr. Saint-Arnaud has worked in the Quebecor group of companies, at his current position and others for the past five years.

        Richard Soly, Executive Vice President, Marketing and Content.    Mr. Soly has been Executive Vice President, Marketing and Content of Quebecor Media since September 2002. Mr. Soly is also a member of the board of directors of the Retail Counsel of Canada, President of the Conseil Québécois du Commerce de Détail (the Business Retail Council of Québec) and President and founder of Superclub Vidéotron.

        Claudine Tremblay, Director, Corporate Services and Assistant Corporate Secretary.    Ms. Tremblay has served as the Director, Corporate Services and Assistant Corporate Secretary of Quebecor Media since 2001. Ms. Tremblay is also Director, Corporate Services and Assistant Corporate Secretary of Quebecor Inc. Ms. Tremblay has worked in the Quebecor group of companies, at her current position and others, for the past five years.

        Edouard G. Trépanier, Vice President, Regulatory Affairs.    Mr. Trépanier has been the Vice President, Regulatory Affairs of Quebecor Media since April 2002. Since 1994, Mr. Trépanier has supervised the Broadcast Regulatory Affairs division at Vidéotron. Prior to joining Vidéotron, Mr. Trépanier worked as a television producer for TVA, the Rogers Parliamentary Bureau and the Canadian Broadcasting Company in Ottawa. He has also held several positions at the Canadian Radio-television and Telecommunications Commission, namely, as an Analyst responsible for regulating the cable industry for the Québec region, Senior Analyst for French-language "off air" and specialty television, and eventually, Director in charge of Pay and Specialty Service issues.

Board of Directors

        In accordance with our charter, our board of directors may consist of at least one director and no more than 20 directors. Our board of directors presently consists of ten directors. Each director serves a one-year term and holds office until the next annual general shareholders' meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders' Agreement, dated as of December 11, 2000, as amended, among Quebecor Inc., certain wholly-owned subsidiaries of Quebecor Inc., Capital CDPQ and Quebecor Media, our board of directors is composed of nominees of both Quebecor Inc. and of Capital CDPQ. On May 5, 2003, our shareholders, acting by written resolution, increased the size of the board of directors to ten directors from nine directors and established the composition of the board of directors as six nominees of Quebecor Inc. and four nominees of Capital CDPQ. See "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" below for a description of the Consolidated and Amended Shareholders Agreement and the May 5, 2003 shareholders resolution increasing the size of the board of directors to ten.

Compensation

Compensation of Directors

        Our directors who are employees of QMI are not entitled to receive any additional compensation for serving as our directors. Each director is entitled to receive from Quebecor Media an annual director's fee of $20,000. Directors are also entitled to receive an attendance fee of $1,200 for each board or committee meeting attended (other than the audit committee) and an attendance fee of $1,500 for each audit committee meeting attended, each payable quarterly. All of our directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as chairman of the board of directors of our parent company, Quebecor Inc., receives compensation from Quebecor Inc. and does not receive from us any annual fees or attendance fees. In addition, Mr. Neveu's compensation is not subject to the Directors' Deferred Stock Unit Plan, which we refer to as the DSUP plan.

        During the financial year ended December 31, 2003, nine directors received an aggregate cash compensation of $309,676 in payment of their annual fee and attendance fees. None of our directors have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

        In addition to the compensation described above, our directors who are also directors of Quebecor Inc. (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the DSUP plan. Under this plan, each director receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $35,000. Subject to certain conditions, each director may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director.

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

        No units held by directors of Quebecor Media who also sit on the board of directors of Quebecor Inc. were redeemed in 2003.

        As of December 31, 2003, Jean La Couture held 708 units under the DSUP, The Right Honourable Brian Mulroney held 6,876 units under the DSUP, Érik Péladeau held 3,649 units under the DSUP and Pierre Karl Péladeau held 5,639 units under the DSUP.

Compensation of Executive Officers

        Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 20% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media's Stock Option Plan.

        For the financial year ended December 31, 2003, ten senior executive officers (excluding senior executive officers of our subsidiaries) received an aggregate cash compensation of $5,087,012 for services they rendered in all capacities during 2003, which amount includes the base salary and the cash bonuses paid to such senior executive officers.

  Quebecor Media's Stock Option Plan

        On January 29, 2002, we established a stock option plan to attract, retain and motivate our directors, executive officers and key contributors. The compensation and human resources committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

        All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the board of directors (if our common shares are not listed at the time of the grant) or the trading price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the compensation and human resources committee for a change in control transaction, no option may be exercised by an optionee if our shares have not been listed on a recognized stock exchange. At December 31, 2009, if our shares have not been so listed, optionees will have until January 31, 2010 to exercise their vested options (the "Private Company Window"). At the time an optionee exercises his or her option, such optionee may request to receive a cash amount (a "Cash Exercise") representing the difference between the exercise price of the option and the fair market value or the trading price, as the case may be, of the underlying common shares at the time of exercise. For any Cash Exercises, and in particular for the anticipated multiple Cash Exercises if the Private Company Window is in effect, we may elect to pay all amounts owing in several installments if prudent to do so having regard to its financial situation. Options not exercised prior to their term will be forfeited and may be re-issued pursuant to this stock option plan.

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

        Following the reverse stock split in December 2003, the maximum number of common shares of Quebecor Media that may be issued under this stock option plan is 6,185,714 common shares (representing 5% of all of the outstanding shares of Quebecor Media) and no optionee may hold options representing more than 5% of the outstanding shares of Quebecor Media. See "Item 4. Information on the Company — History and Development of the Company" for details regarding the reverse stock split.

        A total of 233,810 options were granted to six senior executive officers of Quebecor Media during the financial year ended 2003.

  Quebecor Inc.'s Stock Option Plan

        Quebecor Inc.'s stock option plan is designed to offer to the officers, directors, senior employees and key employees of Quebecor Inc. or its subsidiaries the opportunity to benefit from the appreciation in value of the class B subordinated voting shares of Quebecor Inc. Under this stock option plan, stock options to purchase a maximum of 6,202,612 class B subordinated voting shares of Quebecor Inc. may be granted.

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

        During the financial year ended December 31, 2003, 30,000 options to purchase class B subordinated voting shares of Quebecor Inc. were granted to one senior executive officer of Quebecor Media and its subsidiaries at an exercise price of $16.8635 per share. As of February 27, 2004, a total of 1,151,000 options to purchase class B subordinated voting shares of Quebecor Inc. were held by three senior executive officers of Quebecor Media and its subsidiaries.

        The closing sale price of the class B subordinated voting shares of Quebecor Inc. on The Toronto Stock Exchange on February 27, 2004, was $27.45 per share.

  Pension Benefits

        Quebecor Media maintains a pension plan for its non-unionized employees. The pension plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without actuarial reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada). An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $4,583 in 2004.

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

        The total amount set aside or accrued by Quebecor Media in 2003 to provide the pension benefits was $13.5 million. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see note 26 to the consolidated financial statements on pages F-65 to F-67 of this annual report.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation
	10	15	20	25	30
$91,667 or more	$18,333	$27,500	$36,667	$45,833	$55,000

  Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plans in force, Quebecor Inc. and Quebecor Media (through Vidéotron's plan) provide supplemental retirement benefits to certain designated executives. Seven senior executive officers of Quebecor Media are participants under the Quebecor Inc. plan and one senior executive officer of Quebecor Media is a participant under the Vidéotron plan.

        The pensions of the seven senior executive officers who participate in the Quebecor Inc. plan are calculated on the basis of their respective average salaries (including bonuses) for the best five consecutive years. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse representing 50% of the retiree's pension for a period of 10 years. As of December 31, 2003, one of such senior executive officers had a credited service of approximately 16.8 years while the other six senior executive officers had credited service of less than three years.

        The pension of the senior executive officer who participates in Vidéotron's plan is calculated on the basis of his average salary (excluding bonuses) for the best five consecutive years. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse representing 60% of the retiree's pension. As of December 31, 2003, such senior executive officer had a credited service of approximately 14.4 years.

        The table below indicates the annual pension benefits that would be payable under both Quebecor Inc.'s and Vidéotron's plans at the normal retirement age of 65 years:

	Years of Credited Service
Compensation
	10	15	20	25	30
$300,000	$41,667	$62,500	$83,333	$104,167	$125,000
$400,000	$61,667	$92,500	$123,333	$154,167	$185,000
$500,000	$81,667	$122,500	$163,333	$204,167	$245,000
$600,000	$101,667	$152,500	$203,333	$254,167	$305,000
$800,000	$141,667	$212,500	$283,333	$354,167	$425,000
$1,000,000	$181,667	$272,500	$363,333	$454,167	$545,000
$1,200,000	$221,667	$332,500	$443,333	$554,167	$665,000
$1,400,000	$261,667	$392,500	$523,333	$654,167	$785,000

  Liability Insurance

        Quebecor Inc. has purchased liability insurance for the benefit of its directors and officers, its subsidiaries, including the Company, and certain associated companies, against certain liabilities incurred by them in such capacity. This insurance provides coverage of US$150,000,000 per event and policy year. For the financial year ended December 31, 2003, the amount of the premium paid by Quebecor Inc. was US$2,483,640. A deductible of US$500,000 applies when Quebecor Inc. is authorized or obliged to indemnify the persons insured.

Board Practices

        Reference is made to "— Directors and Senior Management" above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

  Audit Committee

        Our audit committee is composed of Messrs. Jean La Couture, André Bourbonnais and Jean-Louis Mongrain. Mr. La Couture is the Chairman of our audit committee and the "audit committee financial expert" as defined in Item 16A of Form 20-F.

        Our board of directors adopted the mandate of our audit committee in light of the Sarbanes-Oxley Act of 2002. In general, our audit committee assists our board of directors in overseeing our financial controls and reporting. Our audit committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

        The current mandate of our audit committee provides, among other things, that our audit committee reviews our annual and quarterly financial statements before they are submitted to our board of directors, as well as the financial information contained in our annual reports on Form 20-F, our management's discussion and analysis of financial conditions and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our audit committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our audit committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our board of directors in connection with these services and fees. Our audit committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our audit committee recommends the appointment of our independent auditors, subject to our sole shareholder's approval. It also reviews and approves our Code of Ethics for its Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.

  Compensation and Human Resources Committee

        Our compensation and human resources committee is composed of Messrs. Serge Gouin, André Bourbonnais and Jean Neveu. Mr. Gouin is the Chairman of our compensation and human resources committee. Following his appointment as our President and Chief Executive Officer on March 12, 2004, Mr. Gouin intends to resign from the compensation and human resources committee. His successor will be appointed following his resignation. Our compensation and human resources committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries, and to formulate appropriate recommendations to the board of directors, among other things, concerning long-term compensation in the form of stock option grants. Our compensation and human resources committee is also responsible for the review, on an annual basis, of the compensation of our directors.

Employees

        As of March 1, 2004, we employed approximately 12,225 employees, of which approximately 4,800 were under collective bargaining agreements. The following table sets forth certain information relating to our employees in each of our operating segments as of March 1, 2004:

Operations	Total number of employees	Number of employees under collective agreements	Number of collective agreements
Cable Television	2,304	1,825	4
Newspapers	5,824	1,872	47	(1)
Broadcasting	1,252	759	13	(2)
Leisure and Entertainment	1,546	215	6	(3)
Business Telecommunications	449	149	2
New Media Services	772	13	1	(4)
Other	78	—	—
Total	12,225	4,833	73

(1)
Six collective bargaining agreements (representing approximately 150 employees) expired prior to or on December 31, 2003 and 18 collective bargaining agreements (representing approximately 531 employees) will expire prior to or on December 31, 2004. Three of the six collective bargaining agreements that expired prior to or on December 31, 2003 (representing approximately 139 employees) are currently in negotiation and one group of approximately 50 employees (whose contract is one of the three under negotiation) is in lockout. In addition, two unions (representing approximately 123 employees) are negotiating their first collective bargaining agreement.

(2)
Ten collective bargaining agreements (representing approximately 165 employees) expired prior to or on December 31, 2003. As of March 1, 2004, only one of the ten collective bargaining agreements (representing approximately 6 employees) is currently in negotiation.

(3)
One collective bargaining agreement (representing approximately 50 employees) will expire prior to December 31, 2004.

(4)
This collective bargaining agreement expired on February 29, 2004. Negotiations relating to the collective bargaining agreement have not yet started.

        As of March 1, 2004, collective bargaining agreements covering approximately 900 of our employees had expired or were under negotiation. We are currently negotiating new collective bargaining agreements with union representatives with a view to significantly increasing productivity and reducing the Company's labor costs. From May 2002 to April 2003, Quebecor Media experienced a work stoppage in the operations of our Cable Television segment (approximately 1,401 employees). In April 2003, we entered into two new collective bargaining agreements with 1,700 unionized employees in the Montréal and Quebec City regions, which ended the labor dispute that began in May 2002. The new collective bargaining agreements will expire on December 31, 2006. Our inability to negotiate acceptable new agreements with respect to any of the above agreements could result in strikes or other form of work stoppage. Please see our risk factors relating to strikes and labor protests under "Item 3. Key Information — Risk Factors" of this annual report.

Share Ownership

        Except as disclosed under "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media's stock option plan, see "— Compensation" above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        As a result of a reverse stock split on December 5, 2003, our common shares were consolidated on the basis of seventy (70) issued and outstanding common shares prior to the consolidation for one (1) issued and outstanding common share after consolidation. See "Item 4 — Information on the Company — History and Development of the Company" for more information regarding the reverse stock split. As of March 1, 2004, Quebecor Inc. held, directly and indirectly, 67,636,713 common shares of our company, representing approximately a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor Inc., a communications holding company, are its interests in us and Quebecor World Inc., one of the world's largest commercial printers. Capital CDPQ is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with approximately $130 billion in assets under management. Capital CDPQ specializes in financing for companies in the telecommunications, media and cultural industry sectors.

        To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor Inc. is Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre Péladeau a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau. As of March 1, 2004, Les Placements Péladeau Inc. held a total of 17,465,264 Class A Shares and 19,800 Class B Shares of Quebecor Inc., representing approximately 27.06% of all outstanding equity shares and approximately 65.13% of the voting rights attached to all outstanding shares of Quebecor Inc.

        As of the date of this annual report, certain of our indirect, wholly-owned subsidiaries, namely Sun Media Corporation, Bowes Publishers Limited and Sun Media (Toronto) Corporation, also own collectively 1,140,000 of our Cumulative First Preferred Shares, Series A, which we refer to as the Series A Shares, or 100% of the issued and outstanding Series A Shares. The Series A Shares are non-voting shares. Holders of Series A Shares are entitled to a cumulative annual dividend of 12.5% per share. Holders may require us to redeem the Series A Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. See "Item 8. Financial Information — Dividend Policy" below and "Item 10. Memorandum and Articles of Association" for a more detailed description of the Series A Shares. As of December 31, 2003, Sun Media Corporation, Bowes Publishers Limited and Sun Media (Toronto) Corporation owned collectively 1,590,000 Series A Shares, but on January 14, 2004, Sun Media divested itself of 450,000 Series A Shares and used the proceeds to redeem $450.0 million principal amount of its convertible obligations.

        On April 22, 2003, all of our then-outstanding Cumulative First Preferred Shares, Series B, which we refer to as the Series B Shares, that were held by our wholly-owned subsidiary, 4032667 Canada Inc., were converted, in accordance with their terms, into common shares of Quebecor Media. As of the date of this annual report, there are no issued and outstanding Series B Shares.

        As of the date of this annual report, 9101-0835 Quebec Inc., one of our indirect, wholly-owned subsidiaries, holds 70,000 of our Cumulative First Preferred Shares, Series C, which we refer to as the Series C Shares, or 100% of the issued and outstanding Series C Shares. The Series C Shares are non-voting shares. Holders of Series C Shares are entitled to a cumulative annual dividend of 11.25% per share. Holders may require us to redeem the Series C Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The Series C Shares were issued in January 2004. See "Item 8. Financial Information — Dividend Policy" below and "Item 10. Memorandum and Articles of Association" for a more detailed description of the Series C Shares.

        As of the date of this annual report, Vidéotron (1998) ltée, one of our indirect, wholly-owned subsidiaries, holds 1,100,000 of our Cumulative First Preferred Shares, Series D, which we refer to as the Series D Shares, or 100% of the issued and outstanding Series D Shares. The Series D Shares are non-voting shares. Holders of Series D Shares are entitled to a cumulative annual dividend of 11.0% per share. Holders may require us to redeem the Series D Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The Series D Shares were issued in January 2004. See "Item 8. Financial Information — Dividend Policy" below and "Item 10. Memorandum and Articles of Association" for a more detailed description of the Series D Shares.

Consolidated and Amended Shareholders' Agreement

        We entered into a shareholders' agreement, dated October 23, 2000, with Quebecor Inc., Capital CDPQ and certain of our wholly-owned subsidiaries, as consolidated and amended by a shareholders' agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor Inc. and Capital CDPQ as our shareholders. Except as specifically provided in the shareholders' agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as QMI Shares, on a fully-diluted basis.

        The shareholders' agreement provides, among other things, for:

  (a)
  standard rights of first refusal with respect to certain transfers of QMI Shares;

  (b)
  standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or our convertible securities;

  (c)
  rights of representation on our board of directors in proportion to shareholdings, with Quebecor Inc. initially having five nominees and Capital CDPQ having four nominees to our board of directors;

  (d)
  consent rights in certain circumstances with respect to matters relating to us and our non-reporting issuer (public) subsidiaries, including (1) a substantial change in the nature of our business and our subsidiaries taken as a whole, (2) an amendment to our articles or certain of our subsidiaries, (3) the merger or amalgamation of us or certain of our subsidiaries with a person other than an affiliate, (4) the issuance by us or certain of our subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (5) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, (6) a business acquisition in a business sector unrelated to sectors in which we and certain of our subsidiaries are involved, and (7) in respect of capital expenditures in excess of certain amounts for each of the first five years of our operations;

  (e)
  standard rights of first refusal in favor of Capital CDPQ with respect to the sale of all or substantially all of the shares or assets of TVA or Vidéotron;

  (f)
  so long as Capital CDPQ holds at least 22.5% of the QMI Shares on a fully diluted basis, if the Péladeau family (as defined in the shareholders' agreement) ceases to control Quebecor Inc., Capital CDPQ shall have at its option either a "call" on Quebecor Inc.'s interest in us at fair market value, or a "put" right in respect of Capital CDPQ's interest in us to Quebecor Inc. or its new controlling shareholder at fair market value, provided that the "call" right shall not apply if the Péladeau family (as defined in the shareholders' agreement) has offered a standard right of first refusal on its Quebecor control block to Capital CDPQ before selling control of Quebecor Inc., and all of the rights in this item (f) shall cease to apply five years following the approval by the CRTC of the acquisition by us of Vidéotron; and

  (g)
  a non-competition covenant by Quebecor Inc. in respect of it and its affiliates pursuant to which Quebecor Inc. and its affiliates shall not compete with QMI and its subsidiaries in their areas of activity so long as Quebecor Inc. has "de jure" or "de facto" control of us, subject to certain limited exceptions.

        The shareholders' agreement provides that once we become a reporting issuer and have a 20% public "float" of QMI Shares, certain provisions of the shareholders' agreement will cease to apply, including the consent rights described under subsections (d)(4) and (f) in the description of the shareholders agreement above.

        In a separate letter agreement, dated December 11, 2000, Quebecor Inc. and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the shareholders agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully-diluted basis or, in the case of TVA only, 10%.

        On May 5, 2003, our board of directors, by resolution, increased the total number of directors on the board of directors from nine to ten and determined that the 10th director would be a nominee of Quebecor Inc. Following the resolution, our board of directors consists of ten directors, of which six are nominees of Quebecor Inc. and four are nominees of Capital CDPQ. See "Item 6. Directors, Senior Management and Employees — Directors and Senior Management."

Certain Relationships and Related Party Transactions

        The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from independent third parties.

Management Arrangements

        Quebecor Inc. has entered into management arrangements with Quebecor Media and certain of its subsidiaries. Under these management arrangements, Quebecor Inc., Quebecor Media and certain of its subsidiaries provide mutual management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor Inc. In 2003, Quebecor Media received a total of $3.0 million in management fees from Quebecor Inc.

        We have incurred management fees of $0.6 million and $0.5 million by Quebecor Inc. and Capital CDPQ, respectively, for services rendered in 2003.

Lease Arrangements

        Quebecor Inc. and other parties related to us lease office spaces to us. In 2003, the total annual rent expense paid to Quebecor Inc. and other related parties was approximately $0.1 million.

Commercial Printing and Other Services

        We and our subsidiaries have incurred expenses for commercial printing services and have earned revenue for advertising and other services from Quebecor World Inc., another subsidiary of Quebecor Inc. The total purchases and revenues with Quebecor World Inc. in 2003 were $58.3 million and $2.2 million, respectively.

Caisse de dépôt et placement du Québec

        Caisse de dépôt et placement du Québec and its subsidiary Capital CDPQ may have from time to time equity interests in, or be creditors of, our subsidiaries.

Subordinated Loan Agreement with Vidéotron

        On March 24, 2003, we entered into a subordinated loan agreement with Vidéotron pursuant to which we agreed to provide Vidéotron with a subordinated loan in the principal amount of $150.0 million bearing interest at the three-month bankers' acceptance rate plus a 1.5% margin. The proceeds of this subordinated loan were used to reduce outstanding indebtedness under Vidéotron's credit facilities. As a condition to the completion of the offering of Vidéotron's senior notes in October 2003, the terms of this subordinated loan were amended such that interest throughout the term of the loan is payable in cash at Vidéotron's option. Vidéotron's obligations under this loan are subordinated in right of payment to the prior payment in full of all its existing and future indebtedness under its credit facilities. In addition, the holders of all our other senior indebtedness, including the senior notes issued by Vidéotron, will be entitled to receive payment in full of all amounts due on or in respect of all of Vidéotron's other existing and future senior indebtedness before we are entitled to receive or retain payment of principal under this loan. The subordinated loan agreement also provides that, for so long as indebtedness, obligations and liabilities are due and owing to the creditors under Vidéotron's credit facilities, Quebecor Media shall not be entitled to enforce its rights under the subordinated loan agreement without the prior consent of the administrative agent under the credit facilities.

Issuance and Redemption of Convertible Obligations and Investment in Quebecor Media

        In July 2001, Sun Media issued a $1.6 billion convertible obligation to Quebecor Media, and Sun Media used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares for tax planning purposes. In November 2002, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and Sun Media used the proceeds to invest in $350.0 million of the Quebecor Media preferred shares. In July 2003 Sun Media redeemed $360.0 million and in January 2004 Sun Media redeemed $450.0 million of the convertible obligations, using the proceeds from sales of our Quebecor Media preferred shares.

        On July 9, 2001, Sun Media invested in Quebecor Media preferred shares, at a cost of $1.6 billion, using the proceeds from the issuance of the convertible obligation. The shares are redeemable at the option of Quebecor Media or retractable at Sun Media's option at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually. On November 28, 2002, Sun Media issued a new 12.15% convertible obligation to Quebecor Media in the principal amount of $350.0 million. This convertible obligation has substantially similar terms to that issued in July 2001 and matures on November 28, 2008. Sun Media used the proceeds to subscribe to an additional $350.0 million of the Quebecor Media preferred shares. On July 31, 2003, Sun Media sold $360.0 million of our Quebecor Media preferred shares and used the proceeds to redeem $360.0 million principal amount of the convertible obligations. On January 14, 2004, Sun Media sold an additional $450.0 million of our Quebecor Media preferred shares and used the proceeds to redeem $450.0 million principal amount of the convertible obligations. At December 31, 2003, Sun Media had a receivable from Quebecor Media of $90.9 million, representing the cumulative declared, but unpaid, dividend on these shares.

Payment of Dividends

        In the year ended December 31, 2003, Sun Media paid dividends of $151.2 million, or $119.94 per common share, to Quebecor Media in connection with its ownership of Sun Media's 1,261,000 common shares. Sun Media paid dividends of $70.9 million, or $56.26 per common share, to Quebecor Media during the year ended December 31, 2002.

        Sun Media also paid a dividend of $260.0 million to Quebecor Media as part of the refinancing transaction in February 2003. Of the total dividend of $260.0 million, Quebecor Media used $150.0 million to repay debt of Sun Media's affiliate, Vidéotron, and the balance was used by Quebecor Media for general corporate purposes.

        In addition, Vidéotron declared and paid a dividend of $20.0 million to Quebecor Media in 2003.

Interests of Experts and Counsel

        Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        The consolidated balance sheets of Quebecor Media as at December 31, 2002 and 2003 and the consolidated statements of operations, retained earnings and cash flows of Quebecor Media for the years ended December 31, 2001, 2002 and 2003, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

        On March 13, 2002, a suit was filed with the Superior Court of Montréal by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Vidéotron. This action alleges that we wrongfully terminated our obligations under a share purchase agreement entered into in August 2000. The plaintiffs in this suit are seeking damages in an amount of approximately $26 million. We believe this action is unfounded, and we intend to vigorously defend our position in this litigation.

        In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration involving Vidéotron by which it claims an amount of $8.6 million as a reduction of the purchase price of the shares of Northern Cable Holding which was sold to Regional Cable Systems by a subsidiary of Vidéotron in 1998. It is not possible at this stage to determine the outcome of this claim.

        In November 2001, a sale service agreement with Voca-tel Communications Inc., a supplier, was terminated and Vidéotron is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

        In the normal course of business, we are also a party to various legal proceedings which we do not expect will have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

        Our outstanding share capital consists of common shares and Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares and Series D Shares. Following the reverse stock split in December 2003 and as of December 31, 2003, we had:

  •
  123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor Inc. and 55,966,094 were held by Capital CDPQ;

  •
  1,590,000 Cumulative First Preferred Shares, Series A, outstanding, which Series A Shares were held by Sun Media Corporation, Bowes Publishers Limited and Sun Media (Toronto) Corporation; and

  •
  zero Cumulative First Preferred Shares, Series B, Cumulative First Preferred Shares, Series C, and Cumulative First Preferred Shares, Series D, shares outstanding.

        Holders of our Series A Shares are entitled to receive fixed cumulative preferential dividends at a the rate of 12.5% per share per annum. The dividends declared on the Series A Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

        Holders of our Series B Shares are entitled to receive a cash dividend, when, as and if declared by the board of directors. The dividend shall be payable only upon conversion of the Series B Shares into Common Shares. Dividends will be determined by the board of directors in accordance with our Articles of Incorporation.

        Holders of our Series C Shares are entitled to receive fixed cumulative preferential dividends at a the rate of 11.25% per share per annum. The dividends declared on the Series C Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

        Holders of our Series D Shares are entitled to receive fixed cumulative preferential dividends at a the rate of 11.0% per share per annum. The dividends declared on the Series D Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

        Holders of common shares are entitled, subject to the rights of the holders of any Cumulative First Preferred Shares, to receive such dividends as our board of directors shall determine.

Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since December 31, 2003.

ITEM 9 — THE OFFER AND LISTING

Offer and Listing Details

        Not applicable.

Plan of Distribution

        Not applicable.

Markets

Senior Notes / Senior Discount Notes

        In July 2001, we issued 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011. In connection with the issuance of the 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011, we entered into a registration rights agreement pursuant to which we agreed to deliver a prospectus and to use our best efforts to complete an exchange offer and to register our new 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011. The prospectus was filed with the Securities and Exchange Commission on September 5, 2001 and the exchange offer pursuant to which the unregistered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 were exchanged for the registered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011, respectively, was completed on October 10, 2001. As a result, we issued US$715.0 million in aggregate principal amount of Senior Notes and US$295.0 in aggregate principal amount of Senior Discount Notes. Both the Senior Notes and the Senior Discount Notes are unsecured, and each are due July 15, 2011, with cash interest payable semi-annually in arrears on January 15 and July 15 of each year except that, in the case of the Senior Discount Notes, interest will accrue, prior to July 15, 2006, in the form of an increase in the accreted value, representing amortization of original issue discount of such Senior Discount Notes.

        There is currently no established trading market for our 11 1/8% Senior Notes due 2011 and our 13 3/4% Senior Discount Notes due 2011. There can be no assurance as to (a) the liquidity of any market that may develop for the Senior Notes and the Senior Discount Notes, (b) the ability of the holders of the Senior Notes and the Senior Discount Notes to sell them or (c) the prices at which any sales may be made. We do not presently intend to apply for a listing of the Senior Notes or the Senior Discount Notes on any national securities exchange or to quote them on a quotation system. The record holder of the Senior Notes and the Senior Discount Notes is Cede & Co., a nominee of The Depository Trust Company.

Selling Shareholders

        Not applicable.

Dilution

        Not applicable.

Expenses of the Issuer

        Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

Share Capital

        Not applicable.

Memorandum and Articles of Association

        Our Articles of Incorporation and the various Articles of Amendment to the Articles of Incorporation filed by us are incorporated by reference from our registration statement filed with the Securities and Exchange Commission on September 5, 2001 (Registration No. 333-13792). In addition, our Articles of Amendment to the Articles of Incorporation, which were filed on February 3, 2003, are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003, as amended. The Articles of Amendment to the Articles of Incorporation, which were filed on December 5, 2003 and January 16, 2004, are included in this annual report as exhibits. The Articles of Incorporation of Quebecor Media and the various Articles of Amendment to the Articles of Incorporation filed by Quebecor Media are collectively referred to as the "Articles". The following is a summary of certain provisions of the Articles and our bylaws.

1.
We were incorporated, in Canada, under Part IA of the Companies Act (Québec) (the "Companies Act") as 9093-9687 Québec Inc. on August 8, 2000 under registration number 1149501992. On August 18, 2000, a Certificate of Amendment was filed to change our name to Media Acquisition Inc. Our name was further changed to Quebecor Media Inc. on September 26, 2000. Our Articles do not describe our object and purpose.

2.
(a)  Our by-laws provide that we may transact business with one or more of our directors or with any firm of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction shall disclose his interest to us and to the other directors and shall abstain from discussing and voting on the transaction, except if his vote is required to bind us in respect of the transaction.

(b)
Neither the Articles nor our by-laws contain provisions with respect to directors' power, in the absence of an independent quorum, to determine their remuneration.

(c)
Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, the directors may authorize us to borrow money and obtain advances upon the credit of our company, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of our company, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of our company to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.

  Neither the Articles nor our by-laws contain any provision with respect to (d) the retirement of directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of directors

3.
The rights, preferences and restrictions attaching to our Common Shares and the Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares and the Series D Shares) are set forth below:

Common Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Cumulative First Preferred Shares, each common share shall be entitled to receive such dividends as our board of directors shall determine.

  (b)
  Voting rights: The holders of our common shares shall be entitled to receive notice of any meeting of our shareholders and to attend and vote on all matters to be voted on by our shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our common shares are entitled to receive dividends as determined by our board of directors) and paragraph (d) below (pursuant to which the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization), none.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Cumulative First Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

  (e)
  Redemption provisions: None

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of shares: None

        For a description of the Consolidated and Amended Shareholders' Agreement among the holders of our common stock, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

Cumulative First Preferred Shares

        Our board of directors may issue Cumulative First Preferred Shares at any time and from time to time in one or more series. Unless the Articles otherwise provide, the Cumulative First Preferred Shares of each series shall rank on parity with the Cumulative First Preferred Shares of every other series with respect to priority in the payment of dividends, return of capital and in the distribution of our assets in the event of our liquidation or dissolution. Unless the Articles otherwise provide, the Cumulative First Preferred Shares shall be entitled to priority over our common shares and any other class of our shares, with respect to priority in the payment of dividends, return of capital and in the distribution of our assets in the event of liquidation or dissolution.

        As long as there are Cumulative First Preferred Shares outstanding, we shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Companies Act (Québec), (a) create any other class of shares ranking in priority to the outstanding Cumulative First Preferred Shares or having the same rank, (b) voluntarily liquidate or dissolve our company or execute any decrease of capital involving the distribution of assets on any other shares of our capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to the Cumulative First Preferred Shares.

Cumulative First Preferred Shares, Series A (Series A Shares)

  (a)
  Dividend rights: The holders of record of the Series A Shares shall be entitled to receive in each fiscal year fixed cumulative preferential dividends at the rate of 12.5% per share per annum. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

  (b)
  Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in our profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (pursuant to which the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

  (e)
  Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None

        For a description of the Series A Shares, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

Cumulative First Preferred Shares, Series B (Series B Shares)

  (a)
  Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single dividend, payable in cash, in an amount to be determined by our board of directors in accordance with the Articles, which dividend, once determined by our board of directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

  (b)
  Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in our profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (pursuant to which the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

  (e)
  Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None

        For a description of the Series B Shares, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

Cumulative First Preferred Shares, Series C (Series C Shares)

  (a)
  Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferential dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

  (b)
  Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in our profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (pursuant to which the holders of Series C Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.

  (e)
  Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of Series C Shares: None

        For a description of the Cumulative First Preferred Shares, Series C, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

Cumulative First Preferred Shares, Series D (Series D Shares)

  (a)
  Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferential dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

  (b)
  Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

  (c)
  Rights to share in our profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (pursuant to which the holders of Series D Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

  (e)
  Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

  (f)
  Sinking fund provisions: None

  (g)
  Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of Series D Shares: None

        For a description of the Cumulative First Preferred Shares, Series D, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

4.
For a description of the action necessary to change the rights of holders of the Cumulative First Preferred Shares, see "Section 3, Cumulative First Preferred Shares" above. Under the Companies Act (Québec), (i) the Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) our by-laws may be amended by our directors and ratified by a majority of the vote cast by the shareholders at the meeting.

5.
Our by-laws provide that the annual meetings of the shareholders shall be held at such time, on such date and at such place as the board of directors determines from time to time. Annual meetings of the shareholders may be called at any time by order of the board of directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president. Special general meetings of the shareholders shall be held at such time, on such date and at such place as the board of directors determines from time to time. Special general meetings of the shareholders may be called at any time by order of the board of directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president.

  For any general meeting, our by-laws provide that a notice specifying the date, time and place of the meeting and the items to be discussed at the meeting must be sent to each shareholder entitled to vote at that meeting (at the address indicated in our books) at least twenty-one (21) days before the date of such a meeting. If the convening of any meeting of shareholders is a matter of urgency, notice of a meeting may be given not less than 48 hours before such meeting is to be held.

  The Chairman of the Board or, in his absence, the President, if he is a director or, in his absence, one of the Vice Presidents who is a director of our company shall preside at all meetings of shareholders. If all of the aforesaid officers are absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting.

  Our by-laws provide that the holders of not less than 50.1% of the outstanding shares of our share capital carrying rights to vote at such meeting, present in person or represented by proxy, shall constitute a quorum for any meeting of our shareholders.

6.
There is no limitation imposed by Canadian law or by the Articles or other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires "non-Canadian" (as defined in the Investment Canada Act) (Canada) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a "non-Canadian" is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act (Canada).

7.
The Articles provide that none of our shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them. In addition, the total number of shareholders of our company is limited to fifty, exclusive of present or former employees of our company or a subsidiary.

  A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at another of our offices or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the board of directors.

8.
Not applicable

9.
Not applicable

10.
Not applicable

Material Contracts

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.

  (a)
  Senior Note Indenture relating to US$715,000,000 11 1/8% Senior Notes due 2011 dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee and Senior Discount Note Indenture relating to US$295,000,000 13 3/4% Senior Discount Notes due 2011 dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee.

    We issued US$715.0 million in aggregate principal amount of 11 1/8% Senior Notes due 2011 and US$295.0 in aggregate principal amount of 13 3/4% Senior Discount Notes due 2011 under indentures dated July 6, 2001 between us and National City Bank, as trustee. The Notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding Notes may declare all the Notes to be due and payable immediately.

  (b)
  Indenture relating to US$335,000,000 6 7/8% Senior Notes due January 15, 2014 dated as of October 8, 2003 by and among Vidéotron ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A., as trustee.

    On October 8, 2003, Vidéotron issued US$335.0 million in aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014. The notes are unsecured and are due January 15, 2014. Interest on the notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. Our obligations under the notes are guaranteed by most, but not all, of our subsidiaries. The notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Vidéotron Ltée and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

  (c)
  Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc., RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto, as amended by a letter dated June 6, 2002 and an Amendment No. 2 dated as of March 31, 2003.

    As of June 29, 2001, we entered into a credit agreement with RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders providing for $605 million (initially for approximately $1.9 billion) revolving and term credit facilities. This credit agreement contains customary restrictive and financial covenants and customary events of default.

    Borrowings of up to $100.0 million and $50.0 million under the revolving credit facilities are to be used to support cross currency interest rate swaps and for general corporate purposes, respectively. The revolving credit facilities are secured by a charge over all of our assets and the assets of certain of our subsidiaries. Borrowings of up to $430.0 million and $25.0 million under the term credit facilities were used to refinance existing indebtedness and to capitalize interest on the term credit facility used to refinance existing indebtedness, respectively. The term credit facilities were secured by a charge over our interests in Vidéotron Télécom and Microcell Telecommunications (the "Non-Core Assets"). Our obligations to pay principal and interest on the term credit facilities were expressly conditioned on our receipt of funds from (i) the disposition of the assets of the Non-Core Assets or (ii) the issuance and sale of our equity securities to Quebecor Inc. and Caisse de dépôt et placement de Québec (which includes Capital CDPQ) sufficient to pay such obligations. The lenders' recourse with respect to the term credit facilities was limited to the Non-Core Assets and the undertakings given by Quebecor Inc. and Caisse de dépôt et placement de Québec to guarantee certain of our obligations under the revolving and term credit facilities under certain circumstances in proportion to their ownership interests in Quebecor Media. As of the end of the 2003 fiscal year, $97 million was outstanding under the revolving credit facilities and our term credit facilities were fully repaid and cancelled.

  (d)
  Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Goupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors thereto, and by Quebecor Media Inc.

    On October 8, 2003, concurrently with the closing of the private placement of Vidéotron's 6 7/8 Senior Notes due January 15, 2014, Vidéotron amended and restated its credit agreement dated as of November 28, 2000 by executing and delivering the Sixth Amending Agreement described above and following the satisfaction of certain conditions precedent. Consequently, Vidéotron's credit agreement, as amended, provides for (i) a $100.0 million revolving credit facility maturing in October 2008 and (ii) a $368.1 million Term C loan maturing in October 2008.

    The proceeds of Vidéotron's revolving credit facility are to be used exclusively for Vidéotron's working capital purposes and capital expenditures, and those of some of the guarantors (named in this credit agreement) and their subsidiaries ("VL Group"), and may not be used to refinance indebtedness. Vidéotron used the proceeds of our Term C loan to fully repay the outstanding balance of a term loan, which had been provided for in this credit agreement prior to its amendment and restatement pursuant to the Sixth Amending Agreement described above.

    Advances under Vidéotron's revolving credit facility will be in Canadian dollars alone. Advances under Vidéotron's Term C loan will be in Canadian dollars, except under certain circumstances with foreign lenders. Advances will bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR, plus in each case an applicable margin.

    This amended and restated credit agreement contains customary restrictive and financial covenants with respect to Vidéotron and each member of the VL Group and customary events of default. It, however, permits Vidéotron to make distributions by way of dividends, share repurchases, purchases of Quebecor Media's preferred shares or loans to Quebecor Media under certain circumstances. It also permits Vidéotron's repayment of interest on its subordinated debt, payment of management fees or other similar expenses to its direct or indirect parent and transactions for the primary purpose of creating tax benefits.

    As of December 31, 2003, an aggregate of approximately $355.7 million had been drawn under Vidéotron's credit facilities under this amended and restated credit agreement.

  (e)
  Indenture relating to US$205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 by and among Sun Media Corporation, the Subsidiary Guarantors listed on the signature pages thereto and National City Bank, as trustee.

    On February 7, 2003 Sun Media issued US$205.0 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 under an indenture entered into with National City Bank, as trustee. The notes are unsecured and are due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. The obligations of Sun Media under the Sun Media Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by all its existing and future restricted subsidiaries that guarantee other indebtedness. The Sun Media Notes are redeemable, at Sun Media's option, under certain circumstances and at the redemption prices set forth in the indenture. If Sun Media experiences a change of control, it is required to offer to purchase all the notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The indenture contains customary restrictive covenants with respect to Sun Media and its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding Sun Media Notes may declare all the Sun Media Notes to be due and payable immediately.

  (f)
  Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto as amended by a First Amending Agreement to the Credit Agreement dated December 2, 2003.

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

  (g)
  Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc.

    On December 22, 2003, 9101-0827 Québec Inc., a wholly-owned subsidiary of Quebecor Media entered into an agreement with Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P. (collectively "Carlyle") to purchase the 5,000 Class C Preferred Shares held by Carlyle in 3662527 Canada Inc., the parent company of Vidéotron Télécom Ltd., Quebecor Media's business telecommunications venture. The acquisition was made for a purchase price with a value estimated at approximately $125 million at closing. A payment of $55 million was made to Carlyle at closing on December 22, 2003. The balance of the purchase price is subject to variation on the basis of the valuation of the common shares of Quebecor Media and is payable on demand at any time after December 15, 2004, but no later than December 15, 2008. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the additional amount payable by delivering 3,740,682 Common Shares of the Company. The Company holds an option to pay this additional amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. Quebecor Media may, under certain conditions and if its shares are publicly traded at that time, pay the deferred purchase price by delivering 3,740,682 common shares to Carlyle (123,602,807 common shares of QMI were outstanding as of December 22, 2003).

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

Dividends and Paying Agents

        Not applicable.

Statement by Experts

        Not applicable.

Documents on Display

        We file reports and other information with the United States Securities and Exchange Commission. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W5.

Subsidiary Information

        Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We use certain financial instruments such as interest rate and cross-currency swaps to manage interest rate and foreign exchange risk exposures. These instruments are used solely to reduce or eliminate the financial risks associated with our obligations and are not used for trading or speculation purposes.

  Foreign Currency Risk

        Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, are received or denominated in Canadian dollars. A large portion of our debt is denominated, and interest, principal and premium thereon, if any, must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations, except for the Senior Secured First Priority Notes of one of Vidéotron's subsidiaries. Therefore, fluctuations of the Canadian dollar against the U.S. dollar will generate foreign exchange economic gains or losses on the Senior Secured Notes exclusively.

  Interest Rate Risk

        Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers' acceptances rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our Senior, Senior Discount and Senior Secured First Priority Notes bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements in order to manage our cash flow and fair value risk exposure to changes in interest rates. The interest rate and cross-currency interest rate swap agreements have the effect of converting the interest (i) from a floating rate of BA plus a premium on $315.0 million of the term credit facilities into a fixed weighted average rate of 5.28% plus a premium, (ii) from a floating rate of LIBOR plus 2.25% on US$220.9 million, amortizing on a quarterly basis until 2009, of the term credit facilities, into a floating rate of BA plus 2.69% on $335.2 million, amortizing on a quarterly basis until 2009, (iii) from a fixed rate of 7.625% on US$ 155 million of the Senior Notes into a fixed rate, from 2003 to 2008, of 8.17% on $236.0 million and into a floating rate, from 2008 to 2013, of BA plus 3.70%, (iv) from a fixed rate of 7.625% on US$50 million of the Senior Notes into a floating rate, from 2003 to 2013, of BA plus 3.70% on $76.1 million, (v) from a fixed rate of 6.875% on US$200 million of the Senior Notes into a floating rate, from 2003 to 2014, of BA plus 2.73% on $268.5 million, (vi) from a fixed rate of 6.875% on US$135 million of the Senior Notes into a fixed rate, from 2003 to 2014, of 7.66% on $181.2 million, (vii) from a fixed rate of 11.125% on US$715 million of the Senior Notes into a fixed rate, from 2001 to 2011, of 12.0% on $1,090.7 million, and (viii) from a fixed rate of 13.75%, with interest payments from 2007 to 2011, on US$295 million of the Senior Discount Notes into a fixed rate of 14.60%, with interest payments from 2007 to 2011, on $466.8 million.

  Commodity Price Risk

        Through our Newspaper operations, we have entered into various purchase contracts with newsprint manufacturers at current market price less a volume discount. Management mitigates the commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements.

  Credit Risk

        Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of December 31, 2003, we had no significant concentration of credit risk. We believe that the products and diversity of our customer base is instrumental in reducing our credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.

        We are exposed to credit risk in the event of non-performance by counterparties in connection with our cross-currency and interest rate swap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.

  Fair Value of Financial Instruments

        The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

        The market risks that we face as of the date of this annual report on Form 20-F would not be materially different than on December 31, 2003.

	December 31, 2003
				Fair Value
	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in millions of dollars, except for maturity and percentage information)
Debt:
Revolving Term bank loan(2)	2004-2006	2.76%-4.50%	(121.4)	(121.4)	—	(121.4)
Credit facilities(2)	2004-2009	3.41%-5.00%	(690.0)	(643.7)	(54.7)	(698.4)
Senior Secured First Priority Notes(3)(4)	2007	7.59%	(100.6)	(104.2)	—	(104.2)
Senior and Senior Discount Notes(3)	2011-2014	7.00%-13.75%	(2,030.5)	(2,160.9)	(311.3)	(2,472.2)
Other Debt	2004	6.80%-9.70%	(0.2)	(0.2)	—	(0.2)

			(2,942.7)	(3,030.4)	(366.0)	(3,396.4)

Interest rate contracts:
Interest rate swap agreements(5)(6)	2004-2006		—	—	(9.5)	(9.5)

(1)
Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair market values of the credit facilities are estimated to approximate carrying values as rate are tied to short-term indexes.

(3)
The fair market values of the Senior Secured First Priority Notes, Senior Notes and Senior Discount Notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the year end foreign exchange rate.

(4)
In July 1995, CF Cable TV Inc., a subsidiary of Vidéotron ltée, issued 9 1/8% Senior Secured First Priority Notes due 2007.

(5)
The fair values of the interest rate swap agreements are estimated based upon discounted cash flows using applicable year end market rates.

(6)
The interest swap agreements cover $315.0 million of the term credit facilities.

	December 31, 2002
				Fair Value
	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in millions of dollars, except for maturity and percentage information)
Debt:
Revolving Term bank loan(2)	2003-2005	2.81%-4.50%	(51.5)	(51.5)	—	(51.5)
Credit facilities(2)	2003-2009	3.80%-5.50%	(1,716.1)	(1,725.0)	8.3	(1,716.7)
Senior Secured First Priority Notes(3)(4)	2007	7.59%	(123.8)	(125.9)	—	(125.9)
Senior and Senior Discount Notes(3)	2011	11.50%-13.75%	(1,352.1)	(1,277.8)	103.4	(1,174.4)
Senior Subordinated Notes(3)	2007	8.60%	(214.6)	(242.9)	55.4	(187.5)
Other Debt	2003-2005	6.80%-9.70%	(0.6)	(0.6)	—	(0.6)

			(3,458.7)	(3,423.7)	167.1	(3,256.6)

Interest rate contracts:
Interest rate swap agreements(5)(6)	2003-2006		—	—	(13.4)	(13.4)

(1)
Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair market values of the credit facilities are estimated to approximate carrying values as rate are tied to short-term indexes, except for US$231.4 million that have been converted into a Canadian dollar denominated loan through the use of cross-currency interest swap agreements.

(3)
The fair market values of the Senior Secured First Priority Notes, Senior Notes, Senior Discount Notes and Senior Subordinated Notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the year-end foreign exchange rate.

(4)
In July 1995, CF Cable TV Inc., a subsidiary of Vidéotron ltée, issued 9 1/8% Senior Secured First Priority Notes due 2007.

(5)
The fair values of the interest rate swap agreements are estimated based upon discounted cash flows using applicable year-end market rates.

(6)
The interest swap agreement cover $415.0 million of the term credit facilities.

Material Limitations

        Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

        As of December 31, 2003, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31
2004	$60.0
2005	144.2
2006	77.9
2007	154.1
2008	159.1
2009 and Thereafter	2,161.5

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        A. None.

        B. Not applicable.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        These have been no material modifications to the rights of security holders.

Use of Proceeds

        Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

        Our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective as of the end of the period covered by this annual report and that there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-16 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Mr. Jean La Couture is our "audit committee financial expert" serving on the audit committee of our board of directors.

ITEM 16B — CODE OF ETHICS

        We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. We have filed a copy of this code of ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all audit services, determining which non-audit services the independent auditors are prohibited from providing and authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act. KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. For the years ended December 31, 2003 and 2002, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2002	2003
Audit Fees(1)	$1,556,000	$2,607,000
Audit-related Fees(2)	214,000	302,000
Tax Fees(3)	274,000	418,000
All Other Fees(4)	23,000	100,000
Total	$2,067,000	$3,427,000

(1)
Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC.

(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; consultation and planning services.

(4)
All Other Fees include fees billed for forensic accounting and occasional training services.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

        Our audited consolidated balance sheets as of December 31, 2003 and 2002 and the consolidated statements of income, deficit and cash flows for the years ended December 31, 2003, 2002 and 2001, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-79 to this annual report.

ITEM 18 — FINANCIAL STATEMENTS

        Not applicable.

ITEM 19 — EXHIBITS

EXHIBITS

        The following documents are filed as exhibits to this annual report on Form annual report on 20-F:

Exhibit Number	Description
1.1
Articles of Incorporation of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
1.2
Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to Quebecor Media's annual report on Form 20-F for fiscal year ended December 31, 2002 which was filed on March 31, 2003).
1.3
By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation).
1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation).
2.1
Form of Senior Note (included in Exhibit A to Exhibit 2.3 below) (incorporated by reference to Exhibit 4.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.2
Form of Senior Discount Note (included in Exhibit A to Exhibit 2.4 below) (incorporated by reference to Exhibit 4.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.3
Senior Note Indenture dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee (incorporated by reference to Exhibit 4.3 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.4
Senior Discount Note Indenture dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank, as trustee (incorporated by reference to Exhibit 4.4 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.5
Indenture relating to $150,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999 (incorporated by reference to Exhibit 4.6 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.6
Indenture relating to $90,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999 (incorporated by reference to Exhibit 4.7 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.7
Form of 9 1/2% Senior Subordinated Notes due 2007 (included in Exhibit A to Exhibit 2.5 above) (incorporated by reference to Exhibit 4.8 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.8
Form of 9 1/2% Senior Subordinated Notes due 2007 (included in Exhibit A to Exhibit 2.6 above) (incorporated by reference to Exhibit 4.9 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
2.9
Indenture relating to $205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 among Sun Media Corporation, the subsidiary guarantors signatory thereto and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).
2.10
Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit A to Exhibit 2.9 above) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).
2.11
Form of 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée being registered pursuant to the Securities Act of 1933 (incorporated by reference to Exhibit A to Exhibit 4.3 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
2.12
Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée (incorporated by reference to Exhibit E to Exhibit 4.3 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
2.13
Indenture dated as of October 8, 2003 by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
3.1
Shareholders' Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ Inc. and Quebecor Media, together with a summary thereof in the English language (incorporated by reference to Exhibit 9.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

3.2
Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ Inc. (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001 Registration Statement 333-13792).
3.3	Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the board of directors of Quebecor Media Inc. (translation).
4.1
Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron ltée and National Bank of Canada for the property located at 300 Viger Avenue East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.2
Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc, RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto (incorporated by reference to Exhibit 10.4 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.3
Credit Agreement dated as of November 28, 2000 among Vidéotron ltée, RBC Dominion Securities Inc., Royal Bank of Canada and the co-arrangers and lenders thereto, together with the First Amending Agreement dated as of January 5, 2001 and the Second Amending Agreement dated as of June 29, 2001 (incorporated by reference to Exhibit 10.5 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.4
Amended and Restated Credit Agreement dated as of April 1, 2000 among Sun Media Corporation, Royal Bank of Canada and Credit Suisse First Boston Canada and the lenders thereto, together with the Amending Agreement dated as of March 31, 2001 and the Second Amending Agreement dated as of June 29, 2001 (incorporated by reference to Exhibit 10.6 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.5
Newsprint Supply Agreement dated as of January 1, 2000 among Sun Media Corporation, Donohue Forest Products and Quebecor Printing Inc., together with an English summary of the agreement (incorporated by reference to Exhibit 10.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.6
Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (incorporated by reference to Exhibit 10.4 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).
4.7
Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Vidéotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors (the "Guarantors"), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

4.8
Form of Amended and Restated Credit Agreement (the "Credit Agreement") entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, and a Sixth Amending Agreement dated as of October 8, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Schedule 2 to Exhibit 10.1 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
4.9
Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media's Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.10
Form of Share Pledge of the shares of Vidéotron Ltée and the Guarantors of the Credit Agreement. (incorporated by reference to Schedule E of Exhibit 10.5 to Vidéotron's Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.11
Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc.
4.12
First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (incorporated by reference to Exhibit 4.4 to Sun Media Corporation's Annual Report on Form 20-F filed March 30, 2004).
8.1	Subsidiaries of Quebecor Media Inc. as of March 1, 2003.
11.1	Code of Ethics.
12.1	Certification of Serge Gouin, Chief Executive Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jacques Mallette, Chief Financial Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Serge Gouin, Chief Executive Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Jacques Mallette, Chief Financial Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Louis Saint-Arnaud

Louis Saint-Arnaud
Vice President, Legal Affairs and Secretary

Dated: March 29, 2004

Consolidated Financial Statements of

         QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Years ended December 31, 2003, 2002 and 2001

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001

Auditors' Report to the Shareholders of Quebecor Media Inc.

AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.

        We have audited the consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2003 and 2002 and the consolidated statements of income, deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants
Montréal, Canada
February 2, 2004

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003, 2002 and 2001
(in millions of Canadian dollars)

	2003	2002	2001
		(restated note 1 (c))	(restated note 1 (c))
Revenues	$2,319.6	$2,277.9	$1,825.0
Cost of sales and selling and administrative expenses	1,707.9	1,716.9	1,436.3

Operating income before undernoted items	611.7	561.0	388.7
Amortization	(227.5)	(226.1)	(151.7)
Financial expenses (note 2)	(300.0)	(323.2)	(288.4)
Reserve for restructuring of operations, impairment of assets and other special charges (note 3)	(1.6)	(39.2)	(152.1)
Write-down of goodwill (note 4)	(0.5)	(187.0)	(147.0)
(Losses) gains on sale of businesses and other assets and gains on dilution (note 5)	(1.1)	3.6	1.5
Net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary (note 6)	144.1	—	—

Income (loss) before income taxes	225.1	(210.9)	(349.0)
Income taxes (credit) (note 7)	(12.4)	5.2	(6.6)

	237.5	(216.1)	(342.4)
Equity loss from non-consolidated subsidiaries (note 8)	—	—	(18.9)
Non-controlling interest	(34.1)	(15.2)	36.4

Income (loss) before amortization of goodwill	203.4	(231.3)	(324.9)
Amortization of goodwill, net of non-controlling interest	—	—	(127.0)

Income (loss) from continuing operations	203.4	(231.3)	(451.9)
Income from discontinued operations (note 9)	0.5	1.5	2.4

Net income (loss)	$203.9	$(229.8)	$(449.5)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31, 2003, 2002 and 2001
(in millions of Canadian dollars)

	2003	2002	2001
		(restated note 1 (c))	(restated note 1 (c))
Balance at beginning of year
As previously reported	$(2,780.0)	$(421.7)	$22.5
Restatement due to a change in accounting policies (note 1(c))	(21.7)	(5.9)	(0.6)

As restated	(2,801.7)	(427.6)	21.9
Reduction due to a change in accounting policy regarding goodwill, net of non-controlling interest of $18.8 million	—	(2,144.3)	—

	(2,801.7)	(2,571.9)	21.9
Net income (loss)	203.9	(229.8)	(449.5)

Balance at end of year	$(2,597.8)	$(2,801.7)	$(427.6)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001
(in millions of Canadian dollars)

	2003	2002	2001
		(restated note 1 (c))	(restated note 1 (c))
Cash flows related to operations:
Income (loss) from continuing operations	$203.4	$(231.3)	$(451.9)
Adjustments for:
Amortization of property, plant and equipment	216.0	216.8	149.8
Amortization of deferred charges and write-down of goodwill	12.0	196.3	283.4
Amortization of deferred financing costs and long-term debt discount	53.7	53.6	55.8
Non-monetary compensation charges	—	5.7	25.4
Write-down of temporary and portfolio investments, and of a property	0.9	22.3	99.8
Interest on redeemable preferred shares of a subsidiary	24.5	21.7	3.4
(Gains) losses on foreign currency translation of long-term debt	(22.0)	(2.2)	17.1
Losses on sale of businesses and other assets and gains on dilution	20.3	6.2	1.9
Net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary (note 6)	(144.1)	—	—
Future income taxes	(28.0)	6.5	(9.9)
Equity loss from non-consolidated subsidiaries	—	—	18.9
Non-controlling interest	34.1	15.2	(43.9)
Others	11.8	1.3	(13.1)

	382.6	312.1	136.7
Net change in non-cash balances related to operations	(18.9)	57.8	137.7

Cash flows provided by continuing operations	363.7	369.9	274.4
Cash flows (used in) provided by discontinued operations (note 9)	(0.1)	1.2	1.6

Cash flows provided by operations	363.6	371.1	276.0
Cash flows related to financing activities:
Net decrease in bank indebtedness	(8.9)	(24.9)	(10.6)
Issuance of long-term debt	1,645.4	25.8	2,103.4
Repayment of long-term debt	(2,053.3)	(225.1)	(2,152.9)
Repurchase of redeemable preferred shares of a subsidiary (notes 6 and 16)	(55.0)	—	—
Deferred financing costs	(22.1)	—	(41.5)
Payments under cross-currency swap agreements	(118.1)	—	—
Proceeds from issuance of capital stock	431.9	31.9	417.5
Issuance of capital stock by subsidiaries	1.2	—	1.6
Dividends paid to non-controlling shareholders	(5.4)	(5.9)	(1.3)
Decrease in advances receivable from parent company	26.1	4.2	2.5

Cash flows (used in) provided by financing activities	(158.2)	(194.0)	318.7

Sub-total, balance carried forward	$205.4	$177.1	$594.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

Years ended December 31, 2003, 2002 and 2001
(in millions of Canadian dollars)

	2003	2002	2001
		(restated note 1 (c))	(restated note 1 (c))
Sub-total, balance brought forward	$205.4	$177.1	$594.7
Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired (note 5)	(76.2)	(14.2)	(379.3)
Proceeds from disposal of businesses and other assets (notes 5 and 9)	24.7	6.6	—
Additions to property, plant and equipment	(131.8)	(135.0)	(129.7)
Additions to others assets	(1.4)	(6.5)	(8.6)
(Increase) decrease in temporary investments	(106.8)	(68.1)	43.9
Proceeds from disposal of assets	4.3	14.7	80.0
Additions to long-term investments	(1.5)	—	—
Interests charges capitalized to investments in subsidiaries held for resale	—	—	(27.5)
Others	0.2	6.2	(11.2)

Cash flows used in investing activities	(288.5)	(196.3)	(432.4)

Net (decrease) increase in cash and cash equivalents	(83.1)	(19.2)	162.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1.6)	(0.3)	(0.7)
Cash and cash equivalents at beginning of year	188.3	207.8	46.2

Cash and cash equivalents at end of year	$103.6	$188.3	$207.8

Cash and cash equivalents consist of:
Cash	$43.0	$22.8	$107.8
Cash equivalents	60.6	165.5	100.0

Cash and cash equivalents at end of year	$103.6	$188.3	$207.8

Additional information on the consolidated statements of cash flows:
Changes in non-cash balances related to operations (net of the effect of business acquisitions and disposals):
Accounts receivable	$11.6	$7.8	$16.0
Inventories and investments in televisual products and movies	15.6	9.9	3.8
Accounts payable and accrued charges	(80.9)	37.1	81.2
Other	34.8	3.0	36.7

	$(18.9)	$57.8	$137.7

Non-cash transaction related to financing activities:
Issuance of additional amount payable	$70.0	$—	$—

Cash interest payments	$234.1	$123.6	$198.0
Cash payments (net of refunds) for income taxes	(20.9)	27.6	13.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002
(in millions of Canadian dollars)

	2003	2002
		(restated note 1 (c))
Assets
Current assets:
Cash and cash equivalents (note 1 (h))	$103.6	$188.3
Temporary investments (market value of $194.6 million ($87.9 million in 2002)) (note 1 (i))	194.2	87.8
Accounts receivable (note 10)	316.9	329.8
Income taxes receivable	18.2	28.8
Inventories and investments in televisual products and movies (note 11)	126.1	124.2
Prepaid expenses	22.9	18.6
Future income taxes (note 7)	68.6	31.9

	850.5	809.4
Long-term investments (market value of $12.8 million ($12.6 million in 2002))	12.8	12.6
Advances receivable from parent company (note 25)	—	26.1
Property, plant and equipment (note 13)	1,562.9	1,676.5
Future income taxes (note 7)	96.8	97.9
Other assets (note 14)	172.7	236.9
Goodwill (note 15)	3,906.2	3,883.4

	$6,601.9	$6,742.8

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$4.2	$13.1
Accounts payable and accrued charges	514.4	578.3
Deferred revenue	119.9	111.9
Income and other taxes	17.9	9.3
Advances payable to parent company and companies under common control	16.4	22.6
Future income taxes (note 7)	—	0.9
Additional amount payable (note 16)	68.7	—
Current portion of long-term debt (note 17)	60.0	575.6

	801.5	1,311.7
Long-term debt (note 17)	2,696.8	2,931.0
Redeemable preferred shares of a subsidiary (note 18)	—	254.2
Other liabilities (note 19)	236.2	51.4
Future income taxes (note 7)	270.6	247.3
Non-controlling interest (note 20)	201.8	195.3
Shareholders' equity:
Capital stock (note 21)	1,773.7	1,341.8
Contributed surplus (notes 7 and 21)	3,220.6	3,214.6
Deficit	(2,597.8)	(2,801.7)
Translation adjustment	(1.5)	(2.8)

	2,395.0	1,751.9
Guarantees (note 1 (b) (iii))
Commitments and contingencies (note 23)
Subsequent events (note 27)

	$6,601.9	$6,742.8

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors,
(Signed) JEAN LA COUTURE Director	(Signed) SERGE GOUIN Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2003, 2002 and 2001
(in millions of Canadian dollars)

        Quebecor Media Inc. (the "Company") operates in the following industry segments: Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals. The Cable Television segment offers services in television distribution in Canada, and operates in the internet access provider industry and the rental of videocassettes, DVDs and games and retail stores. The Newspapers segment includes the publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French-language general-interest television networks, specialized television networks and magazine publishing and movies distribution in Canada. The Leisure and Entertainment segment, which has operations solely in Canada, combines book publishing and distribution, and music production and distribution. The Business Telecommunications segment operates in Canada and offers to enterprises, through its network, business-to-business connections, internet connections, website hosting and telephone services. The Web Integration/Technology segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the internet and is active in Canada, the United States and Europe. The Internet/Portals segment operates internet sites in Canada, including French-language and English-language portals and specialized sites.

        These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, (losses) gains on sale of businesses and other assets and gains on dilution and net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary.

        During the year ended December 31, 2003, the Company changed its organizational structure. Accordingly, the operations of Le SuperClub Vidéotron ltée, which were previously included in the Leisure and Entertainment segment, are now included in the Cable Television segment. The Company reclassified the figures for the previous years in its consolidated financial statements to reflect this change.

        The accounting policies of each segment are identical to the accounting policies used for the consolidated financial statements.

        Segment income includes income from sales to third parties and intersegment sales. These sales are accounted for at prices similar to those prevailing on the open market.

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Revenues:
Cable Television	$805.0	$781.0	$525.5
Newspapers	845.9	831.6	814.9
Broadcasting	340.9	323.4	114.7
Leisure and Entertainment	205.0	206.3	223.5
Business Telecommunications	77.7	91.9	14.6
Web Integration/Technology	66.3	74.8	122.1
Internet/Portals	28.2	26.8	27.4
Head Office	0.3	2.2	4.8
Inter-segment	(49.7)	(60.1)	(22.5)

	$2,319.6	$2,277.9	$1,825.0

        Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, (losses) gains on sale of businesses and other assets and gains on dilution and net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary:

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Cable Television	$275.3	$235.5	$180.7
Newspapers	224.8	219.4	197.8
Broadcasting	81.5	78.9	28.7
Leisure and Entertainment	14.7	14.5	14.2
Business Telecommunications	14.4	27.3	4.1
Web Integration/Technology	1.0	(9.9)	(15.6)
Internet/Portals	3.1	(2.6)	(21.5)

	614.8	563.1	388.4
General corporate (expenses) income	(3.1)	(2.1)	0.3

	$611.7	$561.0	$388.7

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Amortization:
Cable Television	$141.8	$139.0	$96.2
Newspapers	27.6	26.5	25.2
Broadcasting	12.2	10.8	3.7
Leisure and Entertainment	4.1	4.1	5.6
Business Telecommunications	35.9	35.1	5.9
Web Integration/Technology	3.3	4.6	5.3
Internet/Portals	1.3	3.8	6.7
Head Office	1.3	2.2	3.1

	$227.5	$226.1	$151.7

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Additions to property, plant and equipment:
Cable Television	$90.8	$91.8	$96.9
Newspapers	14.4	10.3	19.2
Broadcasting	5.7	6.3	1.7
Leisure and Entertainment	1.3	4.2	3.1
Business Telecommunications	17.9	20.9	4.2
Web Integration/Technology	0.9	1.3	3.6
Internet/Portals	0.3	0.1	0.9
Head Office	0.5	0.1	0.1

	$131.8	$135.0	$129.7

	2003	2002 (restated note 1 (c))
Assets:
Cable Television	$3,927.0	$3,950.9
Newspapers	1,450.9	1,539.5
Broadcasting	477.9	498.4
Leisure and Entertainment	108.7	126.3
Business Telecommunications	318.7	325.3
Web Integration/Technology	78.3	89.7
Internet/Portals	36.2	33.2
Head Office	204.2	179.5

	$6,601.9	$6,742.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Information

Years ended December 31, 2003, 2002 and 2001
(in millions of Canadian dollars)

  The Company is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 28.

  (a)
  Basis of presentation:

    The consolidated financial statements include the accounts of Quebecor Media Inc. and all its subsidiaries (the "Company"). Intercompany transactions and balances are eliminated on consolidation.

    Certain comparative figures for the years 2002 and 2001 have been reclassified to conform with the presentation adopted for the year ended December 31, 2003.

  (b)
  New accounting standards:

    The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new standards, which have an effect on the Company's consolidated financial statements.

    (i)
    Long-Lived Assets and Dscontinued Operations:

    In December 2002, the CICA issued the revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. This section supersedes the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, for assets to be disposed of by sale or otherwise as well as former Section 3475, Discontinued Operations, of the CICA Handbook.

    Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on such operations.

    The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted. The Company adopted the revised standards of Section 3475 as of January 1, 2003. The adoption of these standards did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2003.

    (ii)
    Termination Benefits and Costs Associated with Exit and Disposal Activities:

    In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits ("EIC-134"), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) ("EIC-135"). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts.

    These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Together, these two EICs and revised Section 3475 are intended to harmonize Canadian generally accepted accounting principles with U.S. SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company adopted the new recommendations effective April 1, 2003.

    (iii)
    Guarantees:

    In February 2003, the CICA issued Accounting Guideline 14 ("AcG-14"), Disclosure of Guarantees, which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

    A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement based on changes in an underlying that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

    A liability will be recorded when the Company considers probable that a payment relating to a guarantees will have to be made to the other party of the contract or agreement, considering recourse against any third party.

    In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

    Operating leases:

    The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2004 and 2010, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $8.9 million. As at December 31, 2003, the Company has not recorded a liability associated with these guarantees, since the Company does not expect to make any payments pertaining to the guarantees of these leases.

    Sub-lease agreements:

    The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2004 and 2005. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $0.5 million. As at December 31, 2003, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

    Business and asset disposals:

    In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued an amount in respect of this item in the consolidated balance sheet.

    Long-term debt:

    Under the terms of their respective U.S. indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying these debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

    Outsourcing companies and suppliers:

    In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In some other cases, the Company provides indemnification to courterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

    (iv)
    Stock-based compensation:

    Effective January 1, 2002, the Company adopted the fair value method to account for all stock-based awards to employees that are awards of stock or that call for settlement in cash or other assets, at the option of the employee. Under the fair value method, the compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized as operating expenses over the vesting period in each year. Changes in the fair value between the grant date and the measurement date result in a change in the measure of compensation cost. In the case of the Company's employee share purchase plans and those of its subsidiaries, the contribution paid by the subsidiaries on behalf of employees is considered a compensation expense. The contribution paid by employees for the purchase of the Company's shares is credited to its capital stock. Between January 1, 2002 and December 31, 2002, TVA Group Inc., Broadcasting segment, Nurun Inc. and Mindready Solutions Inc., Web Integration/Technology segment and Netgraphe Inc., Internet/Portals segment, applied the settlement method of accounting for their employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to non-controlling interest and no compensation expense was recorded.

    TVA Group Inc.'s, Nurun Inc.'s, Mindready Solutions Inc.'s and Netgraphe Inc.'s plans:

    Effective January 1, 2003, TVA Group Inc., Nurun Inc., Mindready Solutions Inc., and Netgraphe Inc. changed their method of accounting for employee stock options and decided to adopt the fair value method on a prospective basis. Under the prospective method, awards granted, modified or settled prior to January 1, 2003 are not given recognition. Thus, the fair value based method is applied only to employee stock options granted after January 1, 2003.

    The compensation cost that has been charged against income for the plans of the subsidiaries was $0.1 million for the year ended December 31, 2003.

    The compensation cost was calculated using the Black-Scholes option-pricing model with the following assumptions and results:

	Nurun Inc.	Mindready Solutions Inc.
Weighted average fair value of options at grant date	$1.02	1.71
Risk free interest rate	4.25%	4.25%
Dividend yield	0%	0%
Expected volatility	90%	90%
Expected life	5 years	5 years

    No options were granted by TVA Group Inc. and Netgraphe Inc. during the course of 2003.

  (c)
  Change in accounting policy:

  (i)
  Equipment to subscribers and hook-up costs

    During the three-month period ended December 31, 2003, the Cable Television segment revised its accounting policies for the sale of equipment to subscribers and the hook-up costs. Up to the end of the nine-month period ended September 30, 2003, the cost of subsidies granted to the subscribers on the equipment sold was capitalized and amortized over a three-year period on a straight-line basis and the cost of reconnecting subscribers, which included material, direct labor, and certain overhead charges was capitalized to the fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

    The Company changed its accounting policies to expense, as they are incurred, the cost related to subscribers' subsidies as well as the cost of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the years ended December 31, 2003, 2002 and 2001:

      •
      The revenues increased by $19.4 million, $25.4 million and by $10.9 million;

      •
      The cost of sales and selling and administrative expenses increased by $61.6 million, $63.1 million and by $22.2 million;

      •
      The amortization expense decreased by $21.4 million, $14.0 million and $5.4 million;

      •
      The income tax credit increased by $6.3 million in 2003, the expense decreased by $7.9 million in 2002 and the credit increased by $2.1 million in 2001;

      •
      The equity loss from non-consolidated subsidiaries increased by $1.5 million in 2001; and

      •
      The net income decreased by $14.5 million, the net loss increased by $15.8 million and $5.3 million.

    As at December 31, 2003, fixed assets decreased by $5.9 million, other assets decreased by $47.6 million, while income and other taxes liabilities decreased by $4.4 million, long-term future income taxes liabilities decreased by $12.9 million and deficit increased by $36.2 million. As at December 31, 2002, fixed assets decreased by $3.8 million, other assets decreased by $29.1 million, while long-term future income taxes liabilities decreased by $11.2 million and deficit increased by $21.7 million. Consequently, deficit decreased by $5.9 million and by $0.6 million as at December 31, 2001 and January 1, 2001.

    These changes in accounting policies harmonize Canadian GAAP with GAAP in the United States.

    (ii)
    Investments in televisual products and movies

    During the three-month period ended December 31, 2003, the Broadcasting segment adopted the accounting standards provided in the U.S. SFAS 63, Financial Reporting by Broadcaster and the U.S. SOP 00.2, Accounting by Producers or Distributors of Films. These standards provide criteria for recognition, measurement and disclosure of revenues, expenses, assets, liabilities and contractual commitments of Broadcasters, producers and distributors of films.

    The Broadcasting segment restated its investments in televisual products and movies and accounts payable in the balance sheet as at December 31, 2002, in order to reflect theses revised standards. Consequently, the investments in televisual products and movies and accounts payable decreased by $9.0 million, while contractual commitments increased by the same amount. The adoption of these standards did not have a material impact on the net income and cash flows for the year ended December 31, 2002.

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

    Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

  (e)
  Use of estimates:

    The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, key economic assumptions used in determining the allowance for doubtful accounts, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of net recoverable amount, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets and liabilities and the determination of the fair value of financial instruments. Actual results could differ from these estimates.

  (f)
  Revenue recognition:

    Cable Television segment

    Initial hook-up revenues of the Cable Television segment are recognized as revenues to the extent of direct selling costs incurred. The remainder, if any, is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the network. Direct selling costs include commissions, the portion of the salesperson's compensation for obtaining new subscribers, local advertising targeted for the acquisition of new subscribers and the cost of processing documents related to new subscribers acquired. Operating revenue from cable television and other services, such as internet access, is recognized when services are provided. When subscribers are invoiced, the portion of unearned revenue is recorded under "Deferred revenue". Revenues from video rentals are recorded as revenue as services are provided.

    Newspapers segment

    Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized when the publication is delivered. Prepaid subscription revenue is deferred and taken into income ratably over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the product is delivered. Allowance for sales returns is based on the Newspapers segment's historical rate of return.

    Broadcasting segment

    Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized once the broadcast of the advertising has occurred. Revenues derived from advertising area in magazines are recognized at the time the advertising is published; that is, at the magazine publication date. Revenues derived from specialty television channels and from magazine subscriptions are recognized on a monthly basis at the time the service is rendered. Amounts received for magazine subscriptions are accounted for as deferred revenues and are amortized over the duration of the subscription. Revenues from the sale of magazines in newsstands are recognized at the time they are delivered in newsstands and are recorded using gross sales less a provision for expected returns.

    Revenues derived from the sale of distribution of film and television program rights are recognized when the following conditions are met: persuasive evidence of a sale or a licensing agreement with a customer exists, a pervasive evidence exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the licence period (ii) the film or group of films affected (iii) the consideration to be received for the rights transferred; the film is complete and has been delivered or is available for delivery; the licence period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; the arrangement fee is fixed or determinable; the collection of the arrangement fee is reasonably assured. Theatrical revenues is recognized when the film is released and when the all of the above conditions are met. The theatrical revenues based on a percentage of revenues generated by movie theaters. Revenues generated from video rentals are recognized at the time of the delivery of the videocassettes and digital video discs "DVD" units less a provision for future returns or are accounted for based on a percentage of the retailer sales and when the conditions aforementioned are met.

    Revenues from the sale of distribution rights to broadcasters are recognized when the rights begin and when the film has been delivered and when all of the conditions aforementioned are met. Revenues derived from the sales of products of the Shopping TV service are recognized at the time they are delivered.

    Business Telecommunications segment

    Revenues of the Business Telecommunications segment, such as telecommunications services, network access fees and point-to-point telephony, is recognized when services are provided. When customers are invoiced, the portion of unearned revenue is recorded under "Deferred revenue".

    Web Integration/Technology segment

    The Web Integration/Technology segment generates revenues primarily under long-term contracts related to the development of web integration, e-commerce, automated publishing solutions and from engineering projects. Revenue from fixed-cost solutions or projects is recognized using the percentage-of-completion method, whereby revenue is recorded at the estimated realizable value of work completed to date. Estimated losses on contracts are recognized when they become known. Revenue from consulting and outsourcing services are generally billed based upon time incurred to perform the service. Work in process is established for services rendered which have not yet been billed. Amounts billed under contracts entered into with clients for services not yet rendered are recognized as "Deferred revenue". Revenue from manufacturing activities is recognized upon delivery of the product.

    Internet/Portals segment

    Advertising revenues and specialized services of the Internet/Portals segment are recognized upon delivery of the services. Revenues from consulting and outsourcing services are generally billed base on time incurred to perform the services. The Internet/Portals segment capitalizes work-in-process editing expenses until delivery of publication.

  (g)
  Barter transactions

    In the normal course of their operations, the Newspapers, the Broadcasting and the Internet/Portals segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of goods and services obtained.

    For the year ended December 31, 2003, the Company recorded $16.3 million of barter advertising ($13.3 million and $13.4 million, respectively, in 2002 and 2001).

  (h)
  Cash and cash equivalents:

    Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value. These highly liquid investments consist of commercial paper and bankers' acceptance bearing interest from 2.73% to 2.78% and maturing in January 2004.

  (i)
  Temporary investments:

    Temporary investments are recorded at the lower of cost and market value. Temporary investments consist of commercial paper bearing interest from 2.05% to 2.95% and maturing between January and April 2004.

  (j)
  Trade receivable

    The Company evaluates its allowances for uncollectable trade accounts receivable based on customers' credit history, payment trends, and other economic factors.

  (k)
  Tax credits and government assistance:

    The Broadcasting segment may take advantage of several government programs designed to support production and distribution of televisual products and movies and magazines publishing in Canada. The financial aid for production is accounted for as revenue in compliance with the subsidiary's accounting policy for the recognition of revenue from completed televisual products and movies. The financial aid for broadcast rights is applied against investments in televisual products and used directly to reduce operating expenses during the year. The financial aid for magazines publishing is deferred and accounted for as income when the Broadcasting segment meets the aid requirements.

    The Web Integration/Technology segment receives tax credits related to its research and development activities. These tax credits and other tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction of related costs in the year the expenses are incurred, as long as there is reasonable assurance of their realization.

  (l)
  Inventories:

    Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market value, except for some retail inventories related to the Leisure and Entertainment and the Cable Television segments which are valued at net realizable value less standard margin. Net realizable value represents the market value for all inventories, except for raw materials and supplies for which market value is replacement cost. Work in process is valued at the pro rata billing value of the work completed.

  (m)
  Investment in televisual products and movies:

  (i)
  Programs produced and productions in progress:

    Programs produced and productions in progress relate to broadcast activities and are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to cost of sales when the program is broadcast or when a loss can be estimated.

    (ii)
    Broadcast rights:

    Broadcast rights are essentially contractual rights allowing limited broadcast of televisual products and movies. The Broadcasting segment records an asset and a liability for the broadcast rights acquired and obligations incurred under a licence agreement when the broadcast license period begins and all of the following conditions have been met: the cost of each program, film or series is known or can be reasonably determined; the program material, film or series had been accepted in accordance with the conditions of the broadcast licence agreement; the program, films or series are available for the first showing or telecast.

    Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

    Broadcast rights are classified as short term or long term based on managements estimates of the broadcast period. These rights are amortized upon the broadcast of televisual products and movies over the contract period, based on agreement the estimated number of showing, using a depreciation method based on estimated futures revenues. This amortization is presented in cost of sales and selling and administrative expenses. The broadcast rights payable are determined based on the payment schedule included in the license agreement or based on the utilization period. Broadcast rights payable are classified as currents liabilities or long-term liabilities based on the payment terms included in the licence or based on the utilization period estimated by the management.

    (iii)
    Productions and distribution rights:

    Film distribution rights relates to the distribution of televisual products and movies. The distributors rights are recorded at the lowest of the unamortized cost and its not realizable value. The costs include costs for film acquisition rights, marketing costs and other costs incurred which provide future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment's share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when the film has been accepted in accordance with the conditions of the licence agreement and when the film is available for broadcast and when the cost of the license is known or can be reasonably estimated.

    Amounts paid for distribution rights prior to the conditions of recording the asset are met, are recorded as prepaid distribution rights. Distribution rights are amortized using the individual-film-forecast-computation method with a depreciation method based on actual revenues realized over total expected revenues.

    Estimates of the television products and movies are examined periodically by the management of the Broadcasting segment and revised as necessary based on management's assessment of current market conditions. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. This distribution rights amortization is presented in cost of sales and selling and administrative expenses.

  (n)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. Future income tax assets are recognized and a valuation allowance is provided if realization is not considered "more likely than not".

  (o)
  Long-term investments:

    Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company's operations. Investments in companies subject to significant influence are accounted for by the equity method. Portfolio investments are accounted for by the cost method.

  (p)
  Property, plant and equipment:

    Property, plant and equipment are stated at cost, net of government grants and investment tax credits which are accounted for when qualified expenditures are incurred. Cost represents acquisition or construction costs, including preparation, installation and testing charges and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable television, cost includes equipment, direct labour, administrative overhead and financial expenses. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are charged to cost of sales.

    Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Asset	Estimated useful life
Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunications networks	3 to 20 years

    Leasehold improvements are amortized over the term of the leases.

    The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess is charged to the consolidated statement of income.

  (q)
  Goodwill and other intangible assets:

    Goodwill and intangible assets with indefinite useful lives, are not amortized.

    Goodwill is tested for impairment annually on October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate item in the income statement before extraordinary items and discontinued operations.

    Intangible assets acquired, such as broadcasting licenses, that have an indefinite useful life, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in the statement of income for the excess, if any.

    Intangible assets with definite useful lives, such as customer relationships, are amortized over their useful life using the straight-line method over a period of three to ten years and are carried at the lower of amortized cost or net recoverable amount.

  (r)
  Deferred start-up costs, financing fees and non-monetary compensation charges:

    Deferred start-up costs are recorded at cost and include development costs related to new specialty services and pre-operating expenditures and are amortized when commercial operations begin using the straight-line method over periods of three to five years. Management reviews periodically the value and amortization period of deferred start-up costs. A permanent decline, if any, will be determined based on future undiscounted cash flows. The financing fees related to long-term financing are amortized using the straight-line method over the term of the related long-term debt. The deferred non-monetary compensation charges, which represent part of the purchase price paid for a company in shares, which are held under escrow and transferred when the minimum period of employment from selling shareholders comes to an end, are amortized proportionally over the minimal period of employment of the selling shareholders.

  (s)
  Derivative financial instruments:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

    The Company enters into foreign exchange forward contracts and cross currency swaps to hedge some of its long-term debt. Foreign exchange translation gains and losses are recorded under other assets or other liabilities. The exchange fees on forward foreign exchange contracts and the interest component of the cross-currency swaps are recognized as an adjustment to interest expenses over the term of the forward contract.

    The Company also enters into interest rate swaps in order to manage the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the interest cost on the underlying debt. Interest expenses on the debt is adjusted to include the payments made or received under the interest rate swaps on an accrual basis.

    Some of the Company's cross-currency swap agreements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lenders' exposure. Such prepayments are offset by equal reductions in the Company's commitments under the agreements. The portion of these prepayments related to interest payments will be amortized and accounted for as a reduction in financial expenses over the length of the hedged financial instrument, while the portion of these prepayments related to the capital repayments of the hedged financial instrument, will be accounted for as a reduction in capital repayments.

    Realized and unrealized gains or losses associated with derivative instruments, that have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

  (t)
  Pension plans and postretirement benefits:

  (i)
  Pension plans

    The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service. Pension plan expense is charged to operations and includes:

      •
      The cost of pension plan benefits provided in exchange for employees' services rendered during the year;

      •
      The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

      •
      The amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service life of the employee group covered by the plans; and

      •
      The interest cost of pension plan obligations, the expected return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

    The Company uses the fair value as at the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

    (ii)
    Postretirement benefits

    The Company offers health, life and dental insurance plans to some of its retired employees. The Company accrues the cost of postretirement benefits, other than pensions. These benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

2.
FINANCIAL EXPENSES:

	2003	2002	2001
Interest on long-term debt	$242.0	$255.8	$273.8
Interest on redeemable preferred shares	27.5	21.7	3.4
Interest on bank indebtedness	0.2	0.2	0.8
Investment income	(6.3)	(6.9)	(23.1)
Amortization of deferred financing costs and long-term
debt discount	53.7	48.4	49.0
(Gains) losses on foreign currency translation
on unhedged long-term debt	(22.0)	(2.2)	17.1
Interest on note receivable from parent company	(1.0)	(0.8)	(1.6)
Other	5.9	7.0	(3.5)

	300.0	323.2	315.9
Interest capitalized to investments in subsidiaries
held for resale	—	—	(27.5)

	$300.0	$323.2	$288.4

3.     RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES:

  This item includes the following:

  (a)
  Newspapers segment:

    During the year ended December 31, 2002, the Newspapers segment implemented restructuring initiatives, which resulted in the termination of approximately 60 employees throughout several divisions. As a result, the Newspapers segment recorded a restructuring charge of $2.2 million for the year ended December 31, 2002, related to severance and other personnel-related costs.

    During the year ended December 31, 2001, the Newspapers segment also recorded a reserve for the restructuring of operations due to market conditions prevailing in this business segment. This reserve was created as a result of work-force reductions and amounted to $17.8 million. The work-force reductions affected all geographic areas and all departments of the segment, as well as employees at all levels. This reserve included primarily amounts paid in severance payments, related employee benefits, and other amounts payable to these employees.

    As at December 31, 2003, an amount of $5.5 million ($8.4 million as at December 31, 2002) still remains recorded in accounts payable and accrued charges regarding the reserve for the restructuring of operations.

  (b)
  Broadcasting segment:

    During the year ended December 31, 2003, the Broadcasting segment wrote off $0.4 million in deferred costs related to the acquisition of AM and FM radio stations from Astral Media Inc., and to licence requests for four FM radio stations, following the unfavourable decision of the CRTC not to grant these licences to TVA Group Inc.

    During the year ended December 31, 2002, the Broadcasting segment recorded a reserve for the restructuring of its operations of $3.0 million. This reserve included costs related to severance payments to employees. As at December 31, 2002, the entire reserve for the restructuring of operations had been used.

  (c)
  Business Telecommunications segment:

    During the year ended December 31, 2002, the Business Telecommunications segment recorded a reserve for litigations amounting to $1.4 million. This reserve related to litigations following the implementation of the 2001 restructuring of operations program and includes an accrual for legal fees and an accrual for settlements. As at December 31, 2003, an amount of $1.4 million ($1.4 million as at December 31, 2002) still remains recorded in accounts payable and accrued charges regarding this reserve.

  (d)
  Web Integration/Technology segment:

    During the year ended December 31, 2003, the Web Integration/Technology segment recorded reserves for the restructuring of its operations in response to the continued adverse market conditions existing in the telecommunications industry. The reserve for restructuring amounts to $0.6 million ($5.4 million and $3.7 million, respectively for the years ended December 31, 2002 and 2001) and includes severance costs, asset write-downs and other restructuring charges. During the course of 2002, the Web Integration/Technology segment reversed an amount of $0.8 million, part of the 2001 reserve for restructuring, since the 2001 program was nearly completed. During the year ended December 31, 2003, the Web Integration/Technology segment utilized $0.7 million of the reserve for the restructuring of its operations ($5.7 million for the year ended December 31, 2002). Also, during the year ended December 31, 2003, the Web Integration/Technology segment reversed a portion of the reserve for the restructuring of its operations amounting to $0.2 million related to the 2002 programs, since these programs were nearly completed. As at December 31, 2003 and 2002, $0.2 million and $0.5 million, respectively, were still included in accounts payable and accrued charges regarding this reserve. The remaining balance is expected to be used within one year.

    During the year ended December 31, 2002, the Web Integration/Technology segment also recorded a non-monetary compensation charge of $5.7 million ($25.4 million for the year ended December 31, 2001) relative to escrowed shares to be remitted to selling shareholders of acquired companies. The escrowed shares are remitted when the minimum period of employment of the selling shareholders is completed.

  (e)
  Internet/Portals segment:

    During the year ended December 31, 2002, the Internet/Portals segment recorded a reserve for the restructuring of operations of $1.5 million ($5.4 million for the year ended December 31, 2001). The reserve was in connection with the reorganization of the business segment. This reserve included severance costs, asset write-downs and other restructuring charges. As at December 31, 2002, $0.3 million were included in accounts payable and accrued charges. As at December 31, 2003, the entire reserve for the restructuring of operations had been used.

    Also, during the years ended December 31, 2003 and 2002, the Internet/Portals segment reversed a portion of the reserve for the restructuring of its operations, amounting to $0.1 million and $0.7 million, respectively, related to the 2002, 2001 and 2000 restructuring programs, since these programs were nearly completed.

    In addition, during the course of 2002, the Internet/Portals segment concluded an agreement with the Société de Développement de Montréal regarding the legal soundness of its Cité du Multimédia lease. Accordingly, the Internet/Portals segment reversed a reserve amounting to $0.8 million regarding this litigation.

  (f)
  Head office and other:

    During the year ended December 31, 2003, a write-down of temporary investments of $0.4 million ($12.9 million and $99.8 million for the years ended December 31, 2002 and 2001, respectively) was recognized in order to record these assets at the lower of cost and fair market value. Also, during the year ended December 31, 2003, the Company recorded a write-down of $0.5 million on one of its properties ($9.0 million for the year ended December 31, 2002), in order to record this property at the lower of amortized cost and net realizable value.

    A write-down of a portfolio investment of $0.4 million was recognized during the year ended December 31, 2002 to record this asset at the lower of cost and fair market value.

    The following table sets forth the Company's 2003 restructuring reserves activities and the other special charges against the reserve carried forward from 2002:

	Restructuring charges	Other special charges	Total
Balance as at December 31, 2002	$9.2	$1.4	$10.6
Additional reserve	0.6	1.3	1.9
Utilized in 2003:
Cash	(3.8)	—	(3.8)
Non-cash	—	(1.3)	(1.3)
Reversal:
Non-cash	(0.3)	—	(0.3)

Balance as at December 31, 2003	$5.7	$1.4	$7.1

  The utilization of the reserve is expected to be as follows:

	Restructuring charges	Other special charges	Total
2004	$1.2	$1.4	$2.6
2005	0.8	—	0.8
2006	0.8	—	0.8
2007	0.6	—	0.6
2008	0.5	—	0.5
2009 and thereafter	1.8	—	1.8

	$5.7	$1.4	$7.1

4.     WRITE-DOWN OF GOODWILL:

  As at October 31, 2003, the Company and its subsidiaries completed their 2003 annual goodwill test for impairment and recorded an impairment loss for one of its Internet/Portals reporting units with a carrying amount that exceeded its fair value. This write-down of goodwill amounted to $0.5 million.

  During the year ended December 31, 2002, management wrote off a portion of the goodwill related to Mindready Solutions Inc., Web Integration/Technology segment, in an amount of $8.9 million, following the restructuring program for this subsidiary.

  As at October 31, 2002, the Company and its subsidiaries completed their 2002 annual goodwill test for impairment and recorded an impairment loss for each of its reporting units with a carrying amount that exceeded its fair value. These write-downs of goodwill amounted to $68.0 million, $107.6 million and $2.5 million, respectively, for its Cable Television, Business Telecommunications and its Internet/Portals segments.

  During the year ended December 31, 2001, management decided, given the economic slowdown affecting its Internet/Portails segment, that a portion of the goodwill related to this segment had to be written down. A total write-down of $118.5 million was recorded.

  Also, during 2001, management determined, given the economic slowdown, that a portion of the goodwill related to different business units of the Web Integration/Technology segment had to be written down. A total write-down of $28.5 million was recorded.

5.     BUSINESS ACQUISITIONS AND DISPOSALS:

  Business acquisitions:

  During the years ended December 31, 2003, 2002 and 2001, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. The results of operations of these businesses have been included in the Company's consolidated financial statements from their date of acquisition.

  2003 Acquisitions:

  •
  During the year ended December 31, 2003, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary's 2003 and 2002 Share Repurchase and Cancellation Programs. A total of 1,452,200 Class B Non-Voting Common Shares were repurchased under both programs for a cash consideration of $25.8 million, resulting in additional goodwill of $5.9 million.

    During the year ended December 31, 2003, TVA Group Inc., Broadcasting segment, filed a new Issuer Bid Program to redeem for cancellation in its normal course of business, between June 3, 2003 and June 2, 2004, a maximum of 1,797,708 Class B Non-Voting Common Shares of TVA Group Inc., representing approximately 10% of TVA Group Inc.'s Class B Non-Voting Common Shares issued and outstanding at the beginning of the Issuer Bid Program. TVA Group Inc. will redeem its Class B Non-Voting Common Shares at market price at the date of the redemption, plus brokers' commissions.

  •
  On March 18, 2003, TVA Group Inc., Broadcasting segment, increased its interest in TVAchats inc. from 50% to 100%, for a cash consideration of $0.9 million, resulting in additional goodwill of $0.8 million.

  •
  On October 15, 2003, the Company increased its interest in CEC Publishing Inc., Leisure and Entertainment segment, from 50% to 100%, for a cash consideration of $15.0 million, resulting in additional goodwill of $9.4 million.

  •
  On November 3, 2003, Sun Media Corporation, Newspaper segment, completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc., for a cash consideration of $34.2 million, subject to certain purchase equation adjustments, resulting in additional goodwill of $20.8 million. The newspaper operations are located in Southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

  •
  During the year ended December 31, 2003, the Company increased its ownership in Archambault Group Inc., Leisure and Entertainment segment, from 94.5% to 100%, for a cash consideration of $2.7 million, resulting in a reduction in goodwill of $0.7 million.

  2002 and 2001 Acquisitions:

  •
  On January 27, 2002, Mindready Solutions Inc., Web Integration/Technology segment, acquired some assets from Nortel Networks Limited for a cash consideration of $0.3 million. No goodwill resulted from the acquisition.

  •
  In 2002, Vidéotron Telecom ltée, Business Telecommunications segment, acquired some operating assets from 360networks Inc. and from Stream Intelligent Networks Corporation for a cash consideration of $4.1 million. No goodwill resulted from these acquisitions.

  •
  During the year ended December 31, 2002, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary's 2002 and 2001 Share Repurchase and Cancellation Programs. A total of 557,100 Class B Non-Voting Common Shares were repurchased and cancelled, for a cash consideration of $7.9 million, resulting in additional goodwill of $1.6 million.

  •
  In December 2002, Vidéotron ltée, Cable Television segment, increased its ownership in Télécable Charlevoix (1977) inc. for a cash consideration of $2.0 million. No goodwill resulted from this transaction.

  •
  Also, during the years ended December 31, 2002 and 2001, the Company increased its ownership in some of its subsidiaries, part of Leisure and Entertainment segment, for a cash consideration of $0.1 million and $1.1 million, respectively, resulting in additional goodwill of $0.5 million and $0.8 million, respectively.

  •
  On June 21, 2001, the Company acquired the remaining 30% interest in 3535991 Canada Inc., the parent company of Sun Media Corporation, Newspapers segment, for a cash consideration of $375.0 million. The acquisition of this non-controlling interest has resulted in additional goodwill in the amount of $252.1 million.

  •
  In July 2001, Nurun Inc., Web Integration/Technology segment, acquired Velocity Test Systems Inc., in the United States, for a cash consideration of $3.2 million and a purchase price balance payable of $1.5 million, resulting in additional goodwill of $0.3 million.

  Business acquisitions are summarized as follows:

	2003	2002	2001
Assets acquired:
Cash and cash equivalents	$2.4	$—	$—
Non-cash current operating assets	10.0	1.6	6.5
Property, plant and equipment	2.6	2.5	0.3
Goodwill	36.2	2.1	253.4
Non-controlling interest	23.3	—	122.9
Other	14.8	0.5	—

	89.3	6.7	383.1
Liabilities assumed:
Non-cash current operating liabilities	(5.9)	(0.3)	(2.3)
Other liabilities	(0.1)	0.1	—
Future income taxes	(4.7)	—	—
Non-controlling interest	—	7.7	—

	(10.7)	7.5	(2.3)

Net assets acquired at fair value	$78.6	$14.2	$380.8

Consideration:
Cash	$78.6	$14.2	$379.3
Balance of purchase price payable	—	—	1.5

	$78.6	$14.2	$380.8

  Business disposals:

  •
  In December 2003, Vidéotron Télécom ltée, Business Telecommunications segment, sold the assets of its subsidiary, Mensys Business Solution Center Ltd., for a cash consideration of $2.0 million, resulting in a loss on disposal of $1.1 million.

  •
  In January 2002, Nurun Inc., Web Integration/Technology segment, sold Flow Systems Corporation for a cash consideration of $1.1 million, resulting in a gain on disposal of $0.8 million.

  •
  In September 2002, Netgraphe Inc., Internal/Portals segment, sold its interest in Canoa, S.A. for a cash consideration of 1 dollar, resulting in a loss on disposal of $0.7 million.

  •
  In September 2002, TVA Group Inc., Broadcasting segment, sold its 49% interest in Global Television Network Québec L.P. for a cash consideration of $1.0 million, resulting in a gain on disposal of $0.8 million.

  •
  In November 2002, Quebecor Media Inc., sold its 80% interest in 3064743 Canada Inc. (parent company of Wilson & Lafleur Ltée and Les Éditions Wilson & Lafleur inc.), Leisure and Entertainment segment, for a cash consideration of $4.4 million, resulting in a gain on disposal of $2.6 million.

  •
  Also, during the year ended December 31, 2002, Quebecor Media Inc., sold its interest in some of its subsidiaries, part of the Leisure and Entertainment segment, for a cash considerations totalling $0.1 million, resulting in a gain on disposal of $0.1 million.

6.     NET GAIN ON DEBT REFINANCING AND ON REPURCHASE OF REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY:

  (a)
  Vidéotron ltée

    On October 8, 2003, Vidéotron ltée, Cable Television segment, completed a private placement of Senior Notes amounting to US$335.0 million (see note 17 (vi)) and put in place new bank credit facilities totaling $468.1 million (see note 17 (v)). Net proceeds were used to repay Vidéotron ltée's term loan credit facilities "A" and "B", in place as at December 31, 2002, as well as amounts outstanding on its revolving credit facilities (see note 17 (viii)).

    As a result of the refinancing of the debts, Vidéotron ltée recorded a loss of $17.1 million, comprised of a loss on the unwinding of hedging contracts and the write-off of deferred financing costs.

  (b)
  Sun Media Corporation

    On February 7, 2003, Sun Media Corporation, Newspapers segment, completed a private placement of Senior Notes amounting to US$205.0 million (see note 17 (x)) and put in place new bank credit facilities amounting to US$230.0 million and $75.0 million (see note 17 (ix)). Net proceeds from the issuance of Senior Notes and the new credit facilities were used to reimburse, in its entirety, the Senior Bank Credit facility (see note 17 (xi)) of Sun Media Corporation in place as at December 31, 2002, and to reimburse the two series of Senior Subordinated Notes (see note 17 (xii)) in place as at December 31, 2002.

    As a result of the refinancing of the debts, Sun Media Corporation recorded a net gain of $7.5 million, comprised of a cash gain of $10.3 million resulting from the unwind of hedging contracts on redemption of Sun Media Corporation's Senior Subordinated Notes, net of a redemption premium and a foreign exchange loss, offset by the write-off of the related deferred financing costs.

  (c)
  Vidéotron Télécom ltée

    On December 22, 2003, the Company repurchased the redeemable preferred shares issued by Vidéotron Télécom ltée, Business Telecommunications segment, for a cash consideration of $55.0 million and an additional amount payable of $70.0 million (see notes 16 and 18). As the carrying value of these preferred shares was $278.7 million at the date of the transaction, classified as a liability instrument, a gain of $153.7 million was recorded in the consolidated statement of income. Since these preferred shares are now held by the Company, the shares are eliminated on consolidation.

7.     INCOME TAXES:

  Income taxes on continuing operations are as follows:

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Current	$15.2	$(1.3)	$3.2
Future	(27.6)	6.5	(9.8)

	$(12.4)	$5.2	$(6.6)

  The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company and its subsidiaries in the determination of consolidated net income (loss):

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Statutory tax rate	33.1%	35.2%	36.4%
Increase (reduction) resulting from:
Effect of non-deductible charges and/or a tax rate reduction	2.7	(35.5)	(24.1)
Change in valuation allowance	(20.0)	(6.6)	(9.4)
Other	(0.1)	4.4	(1.2)

Effective tax rate before the following item	15.7	(2.5)	1.7
Effect of the non-taxable net gain on debt refinancing and on repurchase of redeemable preferred shares	(21.2)	—	—
Effect of the non-taxable gains on dilution	—	—	0.2

Effective tax rate	(5.5)%	(2.5)%	1.9%

  The tax effects of significant items comprising the Company's net future income tax liabilities are as follows:

	2003 (restated note 1 (c))	2002 (restated note 1 (c))
Future income tax assets:
Loss carryforwards	$243.8	$238.7
Property, plant and equipment	37.1	30.2
Pension plan liability and postretirement benefits	11.5	10.3
Goodwill and other assets	50.2	50.6
Deferred charges	21.2	1.0
Accounts payable and accrued charges	21.9	24.5
Long-term investments	2.4	4.0
Other	6.3	8.1

	394.4	367.4
Valuation allowance	(132.3)	(169.3)

	262.1	198.1
Future income tax liabilities:
Goodwill	(52.4)	(49.4)
Property, plant and equipment	(313.2)	(261.8)
Other	(1.7)	(5.3)

	(367.3)	(316.5)

Net future income tax liabilities	$(105.2)	$(118.4)

  The Company will use certain of its future income tax assets to compensate its future income tax liabilities. As of December 2003 and 2002 respectively, $113.0 million and $77.5 million of future income tax assets were compensated against future income tax liabilities.

  The current and long-term future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets:
Current	$68.6	$31.9
Long-term	96.8	97.9

	165.4	129.8
Future income tax liabilities:
Current	—	(0.9)
Long-term	(270.6)	(247.3)

	(270.6)	(248.2)

Net future income tax liabilities	$(105.2)	$(118.4)

  The 2003, 2002 and 2001 amounts above include a valuation allowance of $132.3 million, $169.3 million and $150.2 million, respectively, relating to loss carryforwards. The net change in the total valuation allowance for the year ended December 31, 2003, is the result, among other things, of an amount of $45.0 million allocated to income from operations. The net change in the total valuation allowance for the year ended December 31, 2002 is the result, among other things, of an amount of $13.9 million allocated to income from operations. The net change in the total valuation allowance for the year ended December 31, 2001 is the result, among other things, of an amount of $32.7 million allocated to income from operations, and $72.7 million from consolidation of previously non-consolidated subsidiaries and $27.0 million from tax reorganization.

  Subsequent recognition of tax benefits relating to the valuation allowance for future tax assets as at December 31, 2003 will be reported in the consolidated statement of operations for an amount of $113.0 million and allocated to goodwill for an amount of $19.3 million.

  As at December 31, 2003, the Company had loss carryforwards for income tax purposes available to reduce future taxable income of $568.7 million, expiring from 2004 to 2010, and $351.0 million that can be carried forward indefinitely.

  During the years ended December 31, 2003 and 2002, some of the Company's subsidiaries, bought tax credits amounting to $17.6 million and $12.7 million, respectively, from Quebecor World Inc., a company under common control. Of this amount, $17.3 million and $11.4 million, respectively, were recorded as income taxes receivable, while $0.3 million and $1.3 million, respectively, were recorded as long-term future income taxes. Globally, this transaction allows the Company to realize a gain of $6.0 million and $1.0 million, respectively (net of the non-controlling interest of $0.2 million and $1.8 million, respectively) which was recorded as contributed surplus.

  The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or in prior years because the Company currently does not expect to sell those investments, in which case the undistributed earnings would become taxable. Any such liability cannot reasonably be determined at the present time.

8.     INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES:

  On October 23, 2000, the Company purchased all the shares of Le Groupe Vidéotron ltée. The change in control of the Cable Television segment and of TVA Group Inc. was subject to the approval of the Canadian Radio-television and Telecommunications Commission ("CRTC") and, accordingly, the investments in these subsidiaries were accounted for using the equity method. Since May and September 2001, respectively, the Company has consolidated the assets, liabilities and results of operations of its Cable Television segment and TVA Group Inc., as the approval of the transfer of control of these businesses was then obtained from the CRTC.

  Operating results of non-consolidated subsidiaries for the year ended December 31, 2001 are presented below. These results include results for periods when the Company did not have the ability to exercise control over non-consolidated subsidiaries.

2001 (restated note 1 (c))
Revenues	$441.5
Cost of sales and selling and administrative expenses	(317.7)
Amortization	(45.2)
Financial expenses	(30.6)

Income before income taxes	48.0
Income taxes	21.0

27.0
Non-controlling interest	(4.4)

Income before amortization of goodwill	22.6
Amortization of goodwill, net of non-controlling interest	(41.5)

Net loss and equity loss from non-consolidated subsidiaries	$(18.9)

9.     DISCONTINUED OPERATIONS:

  On March 14, 2003, Nurun Inc., Web Integration/Technology segment, closed the sale of its interest in Nurun Technologies S.A. for a cash consideration of $0.3 million, resulting in a loss on disposal of $0.2 million.

  On May 5 and 8, 2003, Sun Media Corporation, Newspapers segment, concluded the sale of its operating businesses in Florida and British Columbia, for a total cash consideration of $22.4 million, resulting in a gain on disposal for the Company of $0.5 million (net of income taxes of $2.8 million). The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operations included six weekly publications as well as a commercial printing plant.

  These transactions were recorded in accordance with revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook (see note 1 (b) (i)) and, accordingly, the results of the disposed businesses were reclassified and disclosed in the consolidated statements of income as "Income from discontinued operations", while the cash flows of the disposed businesses were reclassified and disclosed in the consolidated statements of cash flows as "Cash flows provided by discontinued operations".

  The following tables provide additional financial information related to the results and cash flows from the above discontinued operations for the years ended December 31, 2003, 2002 and 2001, as well as information on assets and liabilities of these discontinued operations at the date of their disposals.

  COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	2003	2002	2001
Revenues	$8.0	$27.0	$30.2
Cost of sales and selling and administrative expenses	(7.4)	(24.9)	(27.0)

Operating income before undernoted items	0.6	2.1	3.2
Amortization	(0.2)	(0.6)	(0.6)
Financial (expenses) income	(0.1)	0.4	0.2
Reserve for restructuring of operations	—	(0.2)	—

Income before income taxes	0.3	1.7	2.8
Income taxes	0.2	0.6	0.3

	0.1	1.1	2.5
Non-controlling interest	0.1	0.4	(0.1)
Gain on disposal of businesses (net of income taxes of $2.8 million)	0.3	—	—

Income from discontinued operations	$0.5	$1.5	$2.4

  COMBINED AND CONSOLIDATED BALANCE SHEET

2003
Accounts receivable	$5.5
Inventories	0.5
Prepaid expenses	0.1
Property, plant and equipment	5.6
Goodwill	10.1
Other assets	2.0

Total assets	23.8
Accounts payable and accrued charges	(4.2)

Net assets	$19.6

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
Cash flows related to operations:
Income from discontinued operations	$0.5	$1.5	$2.4
Adjustments for:
Amortization	0.2	0.6	0.6
Non-controlling interest	0.1	(0.4)	0.1
Other	0.1	(0.1)	0.1
Net changes in non-cash balances related to operations	(1.0)	(0.4)	(1.6)

Cash flows (used in) provided by discontinued operations	$(0.1)	$1.2	$1.6

10.   ACCOUNTS RECEIVABLE:

	2003	2002
Trade	$297.4	$304.6
Other	19.5	25.2

	$316.9	$329.8

11.   INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2003	2002
Raw materials and supplies	$38.1	$36.2
Work in process	7.5	8.0
Finished goods	51.6	51.0
Investments in televisual products and movies	28.9	29.0

	$126.1	$124.2

12.     INVESTMENTS IN SUBSIDIARIES HELD FOR RESALE:

  As part of the acquisition of Le Groupe Vidéotron ltée, the Company acquired Vidéotron Télécom ltée, Business Telecommunications segment. At the time of the acquisition, management's intention was to sell this investment; therefore, the operations of this subsidiary were not consolidated. The investment was accounted for based on the estimated net realizable value at the acquisition date.

  Given the uncertainty in the telecommunications industry, the Company was not able to conclude the sale of its investment under favorable terms. Therefore, the Company decided to keep its investment and to develop it to its maximum potential. As a result of this decision, the investment in Vidéotron Télécom ltée has been consolidated since October 31, 2001. The results for the period from January 1 to October 31, 2001 are presented below:

  CONDENSED STATEMENT OF INCOME

Period from January 1 to October 31, 2001
Revenues	$82.1
Cost of sales and selling and administrative expenses	(63.2)
Amortization	(29.0)
Financial revenues	1.1

Operating loss before other expenses	(9.0)
Other expenses	(17.2)

Loss before income taxes	(26.2)
Income tax credit	5.8

Loss before amortization of goodwill	(20.4)
Amortization of goodwill	(0.9)

Net loss	$(21.3)

13.     PROPERTY, PLANT AND EQUIPMENT:

	2003
	Cost	Accumulated amortization	Net amount
Land	$37.5	$—	$37.5
Buildings and leasehold improvements	174.9	30.5	144.4
Machinery and equipment	685.4	384.3	301.1
Receiving, distribution and telecommunication networks	1,263.6	190.0	1,073.6
Projects under development	6.3	—	6.3

	$2,167.7	$604.8	$1,562.9

	2002 (restated note 1(c))
	Cost	Accumulated amortization	Net amount
Land	$38.9	$—	$38.9
Buildings and leasehold improvements	193.0	40.4	152.6
Machinery and equipment	685.0	264.6	420.4
Receiving, distribution and telecommunication networks	1,203.6	143.6	1,060.0
Projects under development	4.6	—	4.6

	$2,125.1	$448.6	$1,676.5

14.     OTHER ASSETS:

	2003	2002 (restated note 1(c))
Deferred financing costs, net of accumulated amortization	$49.3	$57.1
Deferred pension charge	10.1	14.0
Deferred start-up costs, net of accumulated amortization	4.6	9.3
Broadcasting licenses	71.4	71.4
Cross-currency swap agreement	—	47.9
Investments in televisual products and movies	19.8	23.7
Customer relationships	9.7	—
Other	7.8	13.5

	$172.7	$236.9

15.     GOODWILL:

  For the year ended December 31, 2003 and 2002, the changes in the carrying amounts of the goodwill were as follows:

		2003
	Balance as at December 31, 2002	Business acquisitions (disposals)	Discontinued operations	Write-down	Other	Balance as at December 31, 2003
Cable Television	$2,662.7	$—	$—	$—	$(1.6)	$2,661.1
Newspapers	1,000.1	20.8	(10.1)	—	—	1,010.8
Broadcasting	158.6	6.7	—	—	(0.3)	165.0
Leisure and Entertainment	34.9	8.7	—	—	—	43.6
Business Telecommunications	0.9	(0.9)	—	—	—	—
Internet/Portals	26.2	—	—	(0.5)	—	25.7

Total	$3,883.4	$35.3	$(10.1)	$(0.5)	$(1.9)	$3,906.2

		2002
	Balance as at January 1, 2002
		Business acquisitions (disposals)	Write-down	Other	Balance as at December 31, 2002
Cable Television	$2,730.9	$—	$(68.0)	$(0.2)	$2,662.7
Newspapers	1,000.5	(0.4)	—	—	1,000.1
Broadcasting	164.3	1.6	—	(7.3)	158.6
Leisure and Entertainment	35.5	(0.5)	—	(0.1)	34.9
Business Telecommunications	108.5	—	(107.6)	—	0.9
Web Integration/Technology	8.8	—	(8.9)	0.1	—
Internet/Portals	28.7	—	(2.5)	—	26.2

Total	$4,077.2	$0.7	$(187.0)	$(7.5)	$3,883.4

16.     ADDITIONAL AMOUNT PAYABLE:

  The value of the additional amount payable resulting from the repurchase of the redeemable preferred shares (see notes 6 and 18) is subject to variation on the basis of the valuation of the Company's Common Shares. Until the Company is listed on a stock exchange, the value of the additional amount payable is based on a formula established in the agreement. At the date of the transaction, both parties had agreed to a value of $70.0 million. As at December 31, 2003, the additional amount payable is valued at $68.7 million. The additional amount payable matures on December 15, 2008. The holder has the right to require payment at any time after December 15, 2004. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the additional amount payable by delivering 3,740,682 Common Shares of the Company. The Company holds an option to pay this additional amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. The Company may, under certain conditions and if its shares are publicly traded at that time, pay the additional amount by delivering 3,740,682 Common Shares to the holder.

17.     LONG-TERM DEBT:

	Effective interest rate as at December 31, 2003	Years of maturity	2003	2002
Quebecor Media Inc.:
Credit facility (i)	4.19% to 4.35%	2004-2005	$97.0	$429.0
Senior Notes (ii)	11.50%	2011	917.2	1,099.5
Senior Discount Notes (iii)	13.75%	2011	279.6	291.6

			1,293.8	1,820.1
Vidéotron ltée and its subsidiaries (iv):
Credit facilities (v)	3.86% to 5.00%	2008	355.7	—
Senior Notes (vi)	7.00%	2014	430.4	—
Senior Secured First Priority Notes (vii)	7.59%	2007	100.6	123.8
Credit facilities — repaid in full in 2003 (viii)	—	—	—	995.8

			886.7	1,119.6
Sun Media Corporation and its subsidiaries (iv):
Credit facilities (ix)	3.41%	2008 - 2009	288.0	—
Senior Notes (x)	7.88%	2013	263.7	—
Senior Credit facility — repaid in full in 2003 (xi)	—	—	—	300.5
Senior Subordinated Notes — repaid in full in 2003 (xii)	—	—	—	214.6

			551.7	515.1
TVA Group Inc. and its subsidiaries (iv):
Revolving term-bank loan (xiii)	2.76% and 4.5%	2006	24.4	51.2
Other subsidiaries of Quebecor Media Inc. (iv):
Miscellaneous debt	6.8% to 9.7%	2004	0.2	0.6

			2,756.8	3,506.6
Less current portion:
Quebecor Media Inc.			6.3	429.0
Vidéotron ltée and its subsidiaries			50.0	86.1
Sun Media Corporation and its subsidiaries			3.5	60.0
Other subsidiaries of Quebecor Media Inc.			0.2	0.5

			60.0	575.6

			$2,696.8	$2,931.0

  (i)
  The credit facility of $143.6 million is composed of two tranches: (a) a credit facility of $97.8 million to support cross-currency swap arrangements; (b) a credit facility of $45.8 million for general liquidity purposes. A $429.0 million term loan "C" which expired on April 22, 2003, repaid in full during the course of 2003, was also part of the original credit facility. Credit facilities (a) and (b) are secured by a first ranking moveable hypothec on all tangible and intangible assets, current and future, of the Company, and are one-year revolving facilities. As at December 31, 2003, the carrying value of assets guaranteeing the credit facility is $5,153.5 million. Should they not be extended, the outstanding borrowed amounts would be converted into a one-year term loan. The credit facility in aggregate is secured by the Company's shareholders. The borrowed amounts bear interest at floating rates based on Bankers' Acceptance rate or bank prime rate.

  (ii)
  The Senior Notes with a principal amount of US$715.0 million were issued at a discount rate of 97.8% for net proceeds of US$699.2 million. These Notes bear interest at a rate of 11.125%, payable semi-annually, since January 15, 2002. These Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. A portion of US$250.3 million of the Notes is redeemable until July 15, 2004, with the proceeds of an initial public offering by the Company. The Notes are redeemable at the option of the Company at a decreasing premium commencing July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using a cross-currency swap arrangement under which the Company has set all payments in Canadian dollars.

  (iii)
  The Senior Discount Notes with a principal amount of US$295.0 million were issued at a discount rate of 51.3% for net proceeds of US$151.2 million. These Notes bear interest at a rate of 13.75%, payable semi-annually, commencing January 15, 2007. These Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. A portion of US$103.3 million of the Notes is redeemable until July 15, 2004, with the proceeds of an initial public offering by the Company. The Notes are redeemable at the option of the Company at a decreasing premium commencing on July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Discount Notes by using a cross-currency swap arrangement under which the Company has set all payments in Canadian dollars.

  (iv)
  Debt of these subsidiaries is non-recourse to the parent company, Quebecor Media Inc.

  (v)
  The Bank credit facilities ("credit facilities") include a term-loan credit facility "C" amounting originally to $368.1 million, and of a revolving credit facility of $100.0 million. The credit facilities, maturing in October 2008, bears interest at banker's acceptances or LIBOR rates, plus a margin depending on Vidéotron ltée's leverage ratio, and require Vidéotron ltée to make mandatory annual repayments on its term-loan credit facility "C" representing $50.0 million, with a bullet payment at maturity of $118.1 million. The credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron ltée and its subsidiaries, with some restrictions regarding CF Cable TV Inc. and its subsidiaries' assets. As at December 31, 2003, the carrying value of assets guaranteeing the credit facilities of Vidéotron ltée and the Senior Secured First Priority Notes of CF Cable TV Inc. (see note 17 (vii)) was $1,570.5 million. The credit facilities contain covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and to asset acquisitions and dispositions. As at December 31, 2003, $355.6 million had been borrowed under credit facility "C", at an effective interest rate varying from 3.86% to 5.0%, while no amount had been borrowed under the Revolving Credit Facility.

  (vi)
  The Senior Notes were issued at a discount rate of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. These Notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The Notes contain certain restrictions for Vidéotron ltée, including limitations on its ability to incur additional indebtedness, and are unsecured. Vidéotron ltée entered into cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital payments of these Notes. The Notes are redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium decreasing from 2009 of 3.43% to nil on January 15, 2012.

  (vii)
  The Senior Secured First Priority Notes (the "Notes") were recorded at their fair market value at the date of acquisition, which was determined based on quoted market prices. The difference between the fair market value and the principal amount in Canadian dollars was amortized over the term of the Notes. As at December 31, 2003, the unamortized balance of the premium was $2.6 million. The Notes are redeemable at the option of Vidéotron ltée on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries, Cable Television segment. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extend permitted under the Notes Trust Indentures, guarantees in favour of the lenders under Vidéotron ltée's credit agreement. In May 2002, Vidéotron ltée repurchased US$2.2 million of these Notes for cancellation. As at December 31, 2003, the carrying value of assets guaranteeing the Notes and the Bank Credit facilities of Vidéotron ltée (see note 17 (v)) was $1,570.5 million.

  (viii)
  The credit facility has been reimbursed and cancelled in full during the course of 2003. The credit facility was bearing interest at Bankers' Acceptance rates and LIBOR ("London Interbanking Offered Rate") rates, or other agreed-upon interest rates, plus, in each case, a premium based on certain financial ratios. As at December 31, 2002, the outstanding balances included Bankers' Acceptance based advances of $629.4 million, prime rate based advances of $1.4 million and LIBOR based advances of US$231.4 million.

  (ix)
  The bank credit facilities are comprised of a revolving credit facility amounting to $75.0 million, maturing in 2008, and a term-loan B credit facility amounting to US$230.0 million, excluding issuance fees of US$0.5 million, maturing in 2009, and is collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contains covenants which restrict the declaration and payment of dividends and other distributions, as well as financial ratios. As at December 31, 2003, the carrying value of assets guaranteeing the bank credit facilities is $3,335.9 million. Any amount borrowed under the revolving credit facility bears interest at the Canadian banker's acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. The term-loan B credit facility is subject to repayments of US$2.3 million annually, payable quarterly, during the term of the loan, commencing on April 2003, with balance payable in February 2009. On December 2, 2003, the bank credit facilities were amended such that advances under the term-loan B credit facility bear interest at LIBOR plus a margin of 2.25% per annum, or the US prime rate plus a margin of 1.25% per annum, with the possibility for such margins to be reduced under certain circumstances. Sun Media Corporation entered into cross-currency swaps to hedge foreign exchange fluctuations related to the interest and capital payments of the term-loan B credit facility denominated in foreign currency. As at December 31, 2003, no amount had been drawn on the revolving credit facility except for an amount of $0.1 million which was used for outstanding letters of credit, while the term-loan B credit facility was used for an amount of US$220.3 million.

  (x)
  The Senior Notes were issued at a discount rate of 98.3% for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These Notes bear interest at a rate 7.625% and mature in 2013. The Notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness, and are unsecured. Sun Media Corporation entered into cross-currency swaps to hedge foreign exchange fluctuations related to the interest and capital payments.

  (xi)
  The Senior Credit Facility ("credit facility") was repaid in full during the course of 2003. The credit facility was comprised of a revolving credit facility of $75.0 million, maturing in March 2003, and a term reducing loan maturing in 2005. The revolving credit facility was used in an amount of $0.3 million as at December 31, 2002, at an interest rate of 3.8%, while the term reducing loan was used in an amount of $300.2 million as at December 31, 2002, at an interest rate of 3.8%.

  (xii)
  The Senior Subordinated Notes were comprised of two series bearing interest of 9.5% due February 2007 and May 2007, respectively (the "Notes"). The Notes were repaid in full during the course of 2003. Interest was payable semi-annually. As at December 31, 2002, the principal amounts outstanding were US$97.5 million and US$53.5 million, respectively.

  (xiii)
  The credit agreement consists of a revolving-term bank loan of a maximum of $135.0 million, which bears interest at the prime rate of a Canadian chartered bank and Bankers' acceptance rate, plus a variable margin depending on the ratio of total debt to cash flow. As at December 31, 2003, the outstanding balances include $18.9 million of Bankers' Acceptance bearing interest at 2.76% ($44.8 million at 2.81% as at December 31, 2002) and $5.5 million of credit line bearing interest at 4.5% ($6.4 million at 4.5% as at December 31, 2002). The revolving-term bank loan is secured by an hypothec of $230.0 million on the universality of TVA Group Inc.'s moveable and immovable, tangible and intangible, current and future property. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios. In addition, TVA Group Inc. is limited with regard to amounts for the acquisition of fixed assets, investments, dividends and other payments to shareholders. During the year ended December 31, 2003, TVA Group Inc. modified the maturity of its revolving-term loan to extend it from 2005 to 2006.

  On December 31, 2003, the Company and its subsidiaries was in compliance with all significant debt covenants.

  Principal repayments on long-term debt over the next years are as follows:

2004	$60.0
2005	144.2
2006	77.9
2007	154.1
2008	159.1
2009 and thereafter	2,161.5

18.     REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY:

  The redeemable preferred shares issued in 1999 by Vidéotron Télécom Ltée, Business Telecommunications segment, were repurchased by the Company in December 2003 (see note 6 (c)). They were convertible at the option of the holder, redeemable partially or totally at the option of the issuer at any time, and at the option of the holder from December 31, 2004. The redemption price was the higher of the amount paid, plus a 9% annual return, and the fair value of the shares.

19.   OTHER LIABILITIES:

	2003	2002
Pension plan liability	$13.0	$24.1
Postretirement benefits	25.3	23.7
Cross-currency swap agreements	181.9	—
Other	16.0	3.6

	$236.2	$51.4

20.   NON-CONTROLLING INTEREST:

  Non-controlling interest includes the interest of the non-controlling shareholders in the participating shares of subsidiaries of the Company's subsidiaries. As at December 31, 2003, the most significant non-controlling interests were as follows:

Subsidiary	Segment	Non-controlling interest
TVA Group Inc.	Broadcasting	62.39%
Nurun Inc.	Web Integration/Technology	42.74%
Netgraphe Inc.	Internet/Portals	24.55%

21.   CAPITAL STOCK:

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

    At the beginning of the year 2003, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Share, Series B ("Preferred B Shares") class of shares, carrying a fixed cumulative preferential dividend mostly equivalent to the Company's credit facility interest rate. These Preferred B Shares were, under certain circumstances, redeemable at the option of the holder and retractable at the option of the Company. They were also convertible into Common Shares, at the option of the holder, under certain circumstances, on or before April 23, 2003.

  (b)
  Issued capital stock:

    On December 5, 2003, the Company consolidated its Common Shares (also known as a reverse stock split) at a consolidation ratio of one post-consolidation Common Share for every 70 pre-consolidation Common Shares. Accordingly, all the information presented for all periods reflects the effect of this reverse stock split.

	Common Shares		Preferred B Shares
	Number	Amount	Number	Amount
Balance as at December 31, 2001	93,016,147	$3,984.9	—	$—
Issuance of new shares	2,115,825	31.9	—	—
Reduction of stated capital	—	(2,675.0)	—	—

Balance as at December 31, 2002	95,131,972	1,341.8	—	—
Issuance of new shares	14,221,664	215.8	216,145,684	216.1
Conversion of Preferred B Shares into Common Shares	14,249,171	216.1	(216,145,684)	(216.1)

Balance as at December 31, 2003	123,602,807	$1,773.7	—	$—

    At the beginning of the year, the Company issued 216,145,684 Preferred B Shares, for a cash consideration of $216.1 million. The proceeds from the issuance of these shares were used to reimburse a $216.1 million portion of the Company's Term loan (see Note 17 (i)).

    On April 22, 2003, all of the issued and outstanding Preferred B Shares were converted into 14,249,171 Common Shares.

    On the same date, the Company issued 14,221,664 Common Shares for a cash consideration of $215.8 million. The proceeds from the issuance of these shares were used to reimburse the final portion of the Company's term loan (see Note 17 (i)).

    A dividend of $3.0 million on the Preferred B Shares was declared on April 22, 2003 and paid in July 2003. This amount is recorded in financial expenses in the consolidated statements of income, since the Preferred B Shares were classified as a liability while outstanding.

    On June 27, September 27 and December 20, 2002, the Company issued 1,267,302, 587,654 and 260,869 Common Shares for a cash consideration of $21.1 million, $6.6 million and $4.2 million, respectively.

    In June and December 2002, the shareholders of the Company approved special resolutions to reduce the stated capital of the Company's Common Shares by $2.5 billion and by $175.0 million, respectively, and to increase the contributed surplus of the Company by the same amount.

    During the year ended December 31, 2003, the Company redeemed 360,000 Cumulative First Preferred Shares, Series A, for an amount of $360.0 million to its wholly owned subsidiary, Sun Media Corporation. During the year ended December 31, 2002, the Company issued 350,000 cumulative First Preferred Shares, Series A, for an amount of $350.0 million. As at December 31, 2003, Sun Media Corporation owned 1,590,000 Cumulative First Preferred Shares, Series A, for a total amount of $1,590.0 million. These shares are eliminated upon the consolidation by the Company of its subsidiaries.

22.   SHARE PURCHASE PLANS:

  (a)
  Quebecor Media Inc.'s stock option plan:

    Under a stock option plan established by Quebecor Media Inc., 6,185,714 Common Shares of the Company were set aside for officers, senior employees and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value, at the date of grant, of the Common Shares of the Company, as determined by the Company's Board of Directors (if the Common Shares of the Company are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of the Company on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the Company's Compensation Committee for a change in control transaction, no options may be exercised by an optionee if the shares of Quebecor Media Inc. have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees will have until January 31, 2008 to exercise their right to receive the difference between the fair market value and the exercise price of their vested options in cash. At December 31, 2009, if the shares of the Company have not been so listed, optionees will have until January 31, 2010 to exercise their right to receive the difference between the fair market value and the exercise price of their vested options in cash. Except under specific circumstances, and unless the Company's Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Company's Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant. All options outstanding as of December 31, 2003 were granted to senior executives officers of the Company and its subsidiaries.

    The following table gives summary information on outstanding options granted as at December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	2,138,291	$16.37	—	$—
Granted	827,060	18.21	2,146,639	16.37
Cancelled	(357,814)	16.51	(8,348)	16.17

Balance at end of year	2,607,537	$16.93	2,138,291	$16.37

Vested options at end of year	52,304	$16.20	—	$—

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options		Vested options
Exercise price	Number	Weighted average years to maturity	Number	Exercise price
$15.19	313,293	9.41	—	$—
16.17	1,747,603	8.27	49,483	16.17
16.66	14,105	8.32	2,821	16.66
19.46	271,064	9.60	—	—
21.42	199,461	9.93	—	—
21.77	62,011	8.23	—	—

$15.19 to 21.77	2,607,537	8.67	52,304	$16.20

    For the year ended December 31, 2003, a charge of $6.6 million related to the plan was included in net income (none for the year ended December 31, 2002), since the exercise price of the options was lower than the fair market value of the Company's Common Shares, as determined by the Company's Board of Directors.

  (b)
  Quebecor Inc.'s stock option plan

    Under a stock option plan established by Quebecor Inc., the parent company, 6,202,612 B shares have been set aside for officers, senior employees and other key employees of the Company and its subsidiaries. The exercise price of each option is equal to the weighted average transaction price of Quebecor Inc.'s B shares on the Toronto Stock Exchange in the five days preceding the grant. Each option may be exercised during a period not exceeding 10 years from the date granted. Option usually vest as follows: 1/3 after one year, 2/3 after two years and 100% three years after the original grant. Holders of options under the Quebecor Inc.'s stock option plan have the choices, when they want to exercise their options, to acquire Quebecor Inc.'s B shares at the corresponding option exercise price or receive a cash payment from Quebecor Inc. equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Company believes that the employees will choose to receive cash payments on exercise of stock options. The Board of Directors of Quebecor Inc. may, at its discretion, affix different vesting periods at the time of each grant.

    The following table gives details on changes to outstanding options to employees of the Company for the years ended December 31, 2003 and 2002:

	2003		2002
	Options	Exercise price	Options	Exercise price
Balance at end of year	15,000	$27.64	15,000	$27.64
Vested options at end of year	3,750	$27.64	—	$—

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options		Vested options
Exercise price	Number	Weighted average years to maturity	Number	Exercise price
27.64	15,000	7.20	3,750	$27.64

  (c)
  TVA Group Inc.'s plans:

  (i)
  Executive Class B conventional stock option plan:

    In October 1999, TVA Group Inc. introduced a new stock option plan for the benefit of certain designated executives of TVA Group Inc. and its subsidiaries. Under the plan, the subscription price for a Class B share of TVA Group Inc. covered by an option is equal to the average closing market price of the share during the last five days preceding the issue of the option. No option may be exercised before the second anniversary of the date the options were granted; as of that date, the options may be exercised on the basis of 25% of the shares involved annually. The term of the option is 10 years. During the year, TVA Group Inc. granted no conventional options under this plan (60,000 options in 2002).

    The following table gives details on changes to outstanding conventional options for the years ended December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	347,050	$15.69	378,050	$17.86
Granted	—	—	60,000	10.82
Exercised	(86,750)	13.44	(1,000)	6.88
Cancelled	(10,000)	25.20	(90,000)	21.65

Balance at end of year	250,300	$16.09	347,050	$15.69

Vested options at end of year	145,300	$18.92	219,550	$17.55

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$3.43 to 7.72	1,800	1.64	$3.58	1,800	$3.58
7.73 to 11.59	64,000	6.03	10.82	4,000	10.87
11.60 to 17.40	77,500	6.92	14.00	32,500	14.00
17.41 to 25.50	107,000	6.40	20.97	107,000	20.97

$3.43 to 25.50	250,300	6.43	$16.09	145,300	$18.92

    (ii)
    Executive Class B performance stock option plan:

    Under the terms of the plan introduced for executives of TVA Group Inc., the granting, terms and conditions of options granted are determined by TVA Group Inc.'s Corporate Governance and Human Resources Committee. However, the subscription price of each Class B share of TVA Group Inc. under an option cannot be less than the closing price on the stock market the day before the option is granted. Moreover, the duration of the option cannot exceed 10 years. A maximum of 1.4 million Class B shares of TVA Group Inc. will be reserved for the purposes of the plan. During the year, TVA Group Inc. did not grant any Class B stock options (none in 2002) whose exercise depends on the performance of the Class B share price on the stock market over periods lasting until 2010.

    The following table gives details on changes to outstanding performance options for the years ended December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	50,000	$18.85	90,000	$21.81
Cancelled	—	—	(40,000)	25.50

Balance at end of year	50,000	$18.85	50,000	$18.85

Vested options at end of year	50,000	$18.85	50,000	$18.85

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$18.85	50,000	0.80	$18.85	50,000	$18.85
    (iii)
    Shares purchase plan for executives and employees:

    In 1998, TVA Group Inc. introduced a shares purchase plan setting aside 750,000 TVA Group Inc. Class B shares for its executives and employees. Under the plan, participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B shares. The plans also provides financing terms at no interest. No Class B shares were issued under the plan during the years ended December 31, 2003 and 2002. The remaining balance that may be granted was 562,396 TVA Group Inc. Class B shares as at December 31, 2003 and 2002.

    (iv)
    Deferred share unit plan:

    In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc. The deferred share units are redeemable (in cash or in shares of TVA Group Inc. or in a combination of cash and shares) only on the discontinuance of a participant's job. Under this plan, the maximum number of TVA Group Inc. shares that can be issued is 25,000. No units were issued under this plan during the years ended December 31, 2003 and 2002.

    Had the exercisable options been exercised as at December 31, 2003, Quebecor Media Inc.'s interest in TVA Group Inc. would have decreased from 37.61% to 37.39% (36.10% to 35.81% as at December 31, 2002).

  (d)
  Nurun Inc.'s stock based compensation plan:

    Under this stock option plan, 3,237,992 Common Shares of Nurun Inc. have been set aside for senior management, senior executives and other key employees of Nurun Inc. The term of each option, the number of shares included, as well as the authorized frequency at which options may be exercised, will be determined by the Compensation Committee of the Board of Directors of Nurun Inc. These options expire no later than 10 years after their date of grant. These options can generally be exercised on a basis of 25% per share over a period of four years.

    The following table gives details on changes to outstanding options for the years ended December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	634,950	$13.78	556,616	$22.42
Granted	324,500	1.32	351,500	1.86
Cancelled	(275,450)	14.98	(273,166)	16.05

Balance at end of year	684,000	$7.38	634,950	$13.78

Vested options at end of year	190,626	$17.19	186,050	$23.26

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
1.05	213,000	5.0	$1.02	18,250	$0.96
2.79	283,000	4.8	1.95	40,750	2.34
6.27	75,200	3.1	6.20	42,700	6.15
9.30	24,500	2.0	9.19	22,500	9.20
12.15	11,550	2.8	11.53	8,863	11.54
56.35	76,750	2.1	45.04	57,563	45.04

$0.96 to 56.35	684,000	4.6	$7.38	190,626	$17.19

    Had the exercisable options been exercised as at December 31, 2003, Quebecor Media Inc.'s interest in Nurun Inc. would have decreased from 57.26% to 56.93% (57.26% to 56.94% as at December 31, 2002).

  (e)
  Mindready Solutions Inc.'s stock-based compensation plan:

    Under a stock option plan approved on June 30, 2000, Mindready Solutions Inc. can grant stock options to its senior managers, senior executives, directors, other key employees and consulting services firms. The term of each option, the number of shares included, as well as the authorized frequency at which options may be exercised, will be determined by the Compensation Committee of the Board of Directors of Mindready Solutions Inc. According to the terms of the plan, a total of 1,000,000 Subordinated Shares may be granted.

    The maximum number of options to purchase Subordinate Voting Shares of Mindready Solutions Inc. that can be issued to a single individual cannot exceed 5% of Mindready Solutions Inc.'s issued and outstanding Subordinate Voting Shares. The exercise price is set by the Compensation Committee of the Board of Directors of Mindready Solutions Inc., and is based on the average share price for the five days preceding the attribution date.

    These options expire no later than 10 years after their date of grant. These options can generally be exercised on a basis of 25% per year over a period of four years. All these options are non-seizable.

    The following table gives details on changes to outstanding options for the years ended December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	316,341	$8.12	624,650	$8.73
Granted	120,809	1.61	56,500	2.57
Cancelled	(69,563)	8.53	(364,809)	8.29

Balance at end of year	367,587	$5.90	316,341	$8.12

Vested options at end of year	155,726	$8.67	120,739	$9.24

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$1.00 to 1.74	118,659	9.5	$1.61	3,291	$1.00
2.00 to 2.89	49,790	8.3	2.66	16,295	2.71
4.98	40,220	7.6	4.98	20,110	4.98
9.98 to 12.00	158,918	6.7	10.36	116,030	10.37

$1.00 to 12.00	367,587	7.1	$5.90	155,726	$8.67

    Had the exercisable options been exercised as at December 31, 2003, the Company's interest in Mindready Solutions Inc. would have decreased from 38.18% to 37.69% (38.18% to 37.79% as at December 31, 2002).

  (f)
  Netgraphe Inc.'s stock option plan:

    The Netgraphe Inc.'s stock option plan was created for the benefit of Netgraphe Inc. directors, managers, employees and persons or companies hired to provide ongoing management or consulting services to Netgraphe Inc. and its subsidiaries. According to this plan, Netgraphe Inc. can grant stock options for up to 9,193,267 Netgraphe Inc. Subordinated Voting Shares. The purchase price of shares acquired through options granted under the plan cannot be less than the highest closing price of Netgraphe Inc.'s shares the day prior to the grant date on any stock exchange where Netgraphe Inc.'s shares are traded. The options cannot be exercised more than six years after the grant date. Options can be exercised within a range of 10% to 40% per year. The Board of Directors of Netgraphe Inc. may, at its discretion, determine other exercise terms and conditions at the time of granting the options.

    The Board of Directors of Netgraphe Inc. may, at its sole discretion, determine the number of options granted to each holder. However, a holder may not have options for more than 5% of Netgraphe Inc.'s issued shares. Moreover, the maximum number of shares that can be issued under the plan to Netgraphe Inc.'s insiders within a one-year period is 10% of Netgraphe Inc.'s issued shares.

    The following table gives details on changes to outstanding options for the years ended December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	278,109	$10.31	682,829	$6.11
Cancelled	(19,939)	3.44	(404,720)	3.22

Balance at end of year	258,170	$10.84	278,109	$10.31

Vested options at end of year	255,769	$10.88	200,939	$9.90

    The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average year to maturity	Weighted average exercise price	Number	Weighted average exercise price
$2.05	7,684	0.60	$2.05	7,684	$2.05
5.15	1,282	0.87	5.15	1,282	5.15
6.80 to 9.40	150,204	0.49	8.43	147,803	8.46
15.25	99,000	0.25	15.25	99,000	15.25
$2.05 to 15.25	258,170	0.40	$10.84	255,769	$10.88

    Had the exercisable options been exercised as at December 31, 2003, the Company's interest in Netgraphe Inc. would have decreased from 75.45% to 75.36% (75.18% to 75.11% as at December 31, 2002).

  (g)
  Pro forma net loss:

    Had compensation costs for stock option plans of TVA Group Inc., Nurun Inc. and its subsidiary, Mindready Solutions Inc., been determined based on the fair value at grant date for awards granted in 2002 under the terms of all plans, the Company's net income (loss) would had been adjusted to the pro forma amounts indicated below for the years ended December 31, 2003, and 2002:

	2003	2002 (restated note 1 (c))
Pro forma income (loss) from continuing operations	$203.4	$(231.4)
Pro forma net income (loss)	203.9	(229.9)

    The pro forma disclosure omits the effect of awards granted before January 1, 2002; furthermore, because the Company has adopted the fair value method from January 1, 2003, the stock-based compensation resulting from options granted after that date is already considered in net income.

23.     COMMITMENTS AND CONTINGENCIES:

  (a)
  Leases:

    The Company is committed under operating leases, mainly for services and office space and for distribution and broadcasting rights, which call for total payments of $171.5 million. The minimum payments for the coming years are as follows:

2004	$45.1
2005	29.3
2006	22.2
2007	16.6
2008	12.4
2009 and thereafter	45.9

    Operating lease rentals amounted to $40.9 million, $41.7 million and $43.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

  (b)
  Long-term agreement:

    Newsprint represents a significant input and component of operating costs for the Newspapers segment. Sun Media Corporation uses several newsprint manufacturers to supply its requirements, and has entered into a long-term agreement with one company to supply the majority of its newsprint purchases up to December 2005. Sun Media Corporation's annual minimum purchase requirement under the agreement is approximately 125,400 tonnes of newsprint.

  (c)
  Other commitments:

    The Broadcasting segment made a commitment to invest $48.9 million over an eight-year period in the Canadian TV industry and in the Canadian communications industry to promote TV content and the development of communications. As at December 31, 2003, the balance to be invested amounted to $32.9 million.

  (d)
  Contingencies:

    In 1999, the purchaser of a business sold by Vidéotron ltée, Cable Television segment, initiated an arbitration by which it claims an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

    In November 2001, Vidéotron ltée, Cable Television segment, terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of the claims.

    On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron ltée, Cable Television segment. They contend that Vidéotron ltée did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totaling $26.0 million. Vidéotron ltée's management claims the suit is not justified and intends to defend vigorously its case in Court.

    A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company's results or its financial position.

24.     FINANCIAL INSTRUMENTS:

  The Company is exposed to risks relating to foreign exchange fluctuations and is also subject to risks relating to interest rate fluctuations. To reduce these risks, the Company and its subsidiaries use derivative financial instruments. None of these instruments are held or issued for speculative purpose.

  (a)
  Description of derivative financial instruments:

  (i)
  Foreign exchange forward contracts:

Currency (sold/bought)	Maturing	Exchange rate	Notional amount
Sun Media Corporation
$ / US$	February 15, 2013	1.5227	US$205.0

    (ii)
    Currency swaps:

	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar
Quebecor Media Inc.:
Senior Notes	2001 to 2011	US$715.0	12.4%	12.0%	1.5255
Senior Discount Notes	2001 to 2011	US$295.0	14.6%	14.6%	1.5822	(1)
Vidéotron ltée and its subsidiaries:
Senior Notes	2003 to 2014	US$200.0	Bankers' Acceptances 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227
Senior Notes	2008 to 2013	US$155.0	Bankers' Acceptances 3 months plus 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$50.0	Bankers' Acceptances 3 months plus 3.70%	7.625%	1.5227
Term-loan B credit facility	2003 to 2009	US$220.3	Bankers' Acceptances 3 months plus 2.69%	LIBOR plus 2.25%	1.5175

    (1)
    As per the agreement, the exchange rate includes an exchange fee.

    (ii)
    Currency swaps (continued):

    Some of these cross-currency swap agreements are subject to a ceiling on negative fair market value, below which the Company may be required to make prepayments to limit the exposure of the counterparties. Such prepayments are offset by equal reductions in the Company's commitments under the agreements. Because of the appreciation of the Canadian dollar against the US dollar in 2003, the Company and its subsidiary Vidéotron ltée had to make prepayments of $123.6 million and $13.5 million, respectively under their swap agreements. These prepayments were financed from the Company's available cash and from the existing credit facilities of the Company and Vidéotron ltée. The $13.5 million prepayment on Vidéotron ltée's cross-currency swap agreements was fully repaid when the swap agreements were redeemed as part of the refinancing of Vidéotron ltée (see note 6 (a)). The Company may have to make additional prepayments in the future if the fair market value of the cross-currency swap agreements fluctuates to a negative value of over $282.0 million. In such case, the Company may have to make additional prepayments to bring the negative fair market value to 90% of $282.0 million.

    (iii)
    Interest-rate swaps

    Vidéotron ltée has entered into interest rate swaps to manage its interest rate exposure on its credit facilities (see note 17 (v)) and has committed to exchange, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts.

    The amounts of outstanding contracts as at December 31, 2003 by Vidéotron ltée are shown in the table below:

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate
Vidéotron ltée and its subsidiaries
March 2005	$135.0	Pay fixed/ receive floating	4.01% to 5.05%	Bankers' acceptance 3 months
May 2004	$90.0	Pay fixed/ receive floating	5.49%	Bankers' acceptance 3 months
May 2006	$90.0	Pay fixed/ receive floating	5.41%	Bankers' acceptance 3 months

  (b)
  Fair value of financial instruments:

    The carrying amount of cash and cash equivalents, accounts receivable, advances receivable from parent company, bank indebtedness, accounts payable and accrued charges, advances payable to parent company and companies under common control approximates their fair value as these items will be realized or paid within one year.

    Financial instruments having a fair value different from their carrying amount as at December 31, 2003 and 2002 are as follows:

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
Quebecor Media Inc.:
Long-term debt(1)	$(1,293.8)	$(1,518.9)	$(1,820.1)	$(1,706.8)
Cross-currency interest rate swap agreements	(80.9)	(221.7)	39.0	103.4
Interest rate swap agreements	—	—	—	0.1
Vidéotron ltée and its subsidiaries:
Long-term debt(1)	(886.7)	(912.1)	(1,119.6)	(1,121.7)
Cross-currency swap agreement	—	—	8.9	8.3
Interest rate swap agreement	—	(9.5)	—	(13.4)
Cross-currency interest rate swap agreement	(15.3)	(21.5)	—	—
Sun Media Corporation and its subsidiaries:
Long-term debt(1)	(551.7)	(574.8)	(515.1)	(543.4)
Cross-currency interest rate swap agreement	(89.7)	(122.8)	—	55.4

(1)
Including current portion

    The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount the Company would receive or pay if the instruments were closed out at those dates.

  (c)
  Credit risk management:

    The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

    When the Company enters into derivative financial instruments, the counterparties are international and Canadian banks that have minimum credit rating of A- by Standard & Poor's or of A3 by Moody's and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations.

    The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at December 31, 2003, no customer balance represented a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and other information on the state of the economy.

    The Company believes that the product diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

25.     RELATED PARTY TRANSACTIONS:

  During the year, the Company made purchases and incurred rent charges from companies under common control in the amount of $64.6 million ($63.8 million and $54.9 million, respectively, for the years ended December 31, 2002 and 2001), included in the cost of sales, selling and administrative expenses. The Company made sales to companies under common control in the amount of $2.3 million ($0.7 million and $2.4 million respectively, for the years ended December 31, 2002 and 2001). These transactions were concluded at prices and conditions similar to those prevailing on the open market and were accounted for at the exchange value.

  Management fee revenues from the Company's shareholders, amount to a net of $1.9 million, which is included as a reduction to selling and administrative expenses ($1.9 million and $0.8 million, respectively, for the years ended December 31, 2002 and 2001).

  During the year ended December 31, 2003, Nurun Inc., Web Integration/Technology segment, received interest of $1.0 million ($0.8 million and $1.6 million for the years ended December 31, 2002 and 2001, respectively) from Quebecor Inc. During the course of 2003, advances receivable from parent company, were invested on a rotational basis with Quebecor Inc. pursuant to an agreement on consolidated banking transactions. These demand advances bear interest at the prime bank rate less 1.4%.

  Also, as at December 31, 2002, the Company owned commercial papers, having a nominal value of $10.0 million issued by a company under common control, Quebecor World Inc. These commercial papers, which matured in January 2003, have been presented in the Company's balance sheet as cash and cash equivalents.

26.     PENSION PLANS AND POSTRETIREMENT BENEFITS:

  The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed in the last three years.

  The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee's active service period.

  The following tables give a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the years ended December 31, 2003 and 2002, and a statement of the funded status as at those dates:

	Pension benefits		Postretirement benefits
	2003	2002	2003	2002
Change in benefit obligations:
Benefit obligations at beginning of year	$357.6	$340.2	$26.8	$20.1
Service costs	8.1	9.3	1.3	1.0
Interest costs	24.2	23.6	1.9	1.4
Plan participants' contributions	6.5	5.8	—	0.2
Plan amendments	2.2	7.7	(0.4)	—
Acquisition	2.1	—	—	—
Curtailment loss (gain)	3.0	0.1	(1.0)	—
Actuarial loss (gain)	0.1	1.1	(1.1)	4.2
Change in assumptions	24.8	(6.5)	2.0	1.0
Benefits and settlements paid	(21.4)	(23.7)	(1.0)	(1.1)
Other	0.8	—	0.1	—

Benefit obligations at end of year	$408.0	$357.6	$28.6	$26.8

	Pension benefits		Postretirement benefits
	2003	2002	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$319.5	$336.5	$—	$—
Actual return on plan assets	51.6	(11.8)	—	—
Employer contributions	13.5	9.9	1.0	0.9
Plan participants' contributions	6.5	5.8	—	0.2
Actuarial gain	4.8	1.1	—	—
Acquisition	2.0	—	—	—
Benefits and settlements paid	(21.4)	(23.7)	(1.0)	(1.1)
Transfer from another plan	—	1.7	—	—
Other	0.6

Fair value of plan assets at end of year	$377.1	$319.5	$—	$—

  As at December 31, 2003, plan assets included shares of the parent company representing an amount of $1.1 million.

	Pension benefits		Postretirement benefits
	2003	2002	2003	2002
Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(30.9)	$(38.1)	$(28.6)	$(26.8)
Unrecognized actuarial loss	33.5	32.9	4.7	5.2
Unrecognized net transition (asset) obligation	(6.7)	—	0.7	—
Unrecognized prior service cost	15.0	13.9	(2.2)	(2.2)
Valuation allowance	(13.8)	(18.8)	—	0.1
Other	—	—	0.1	—

Net amount recognized	$(2.9)	$(10.1)	$(25.3)	$(23.7)

  Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2003	2002	2003	2002
Benefit obligations	$(247.4)	$(220.8)	$(28.6)	$(26.8)
Fair value of plan assets	209.0	171.5	—	—

Funded status — plan deficit	$(38.4)	$(49.3)	$(28.6)	$(26.8)

  Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2003	2002	2003	2002
Accrued benefit liability(1)	$(7.6)	$(24.1)	$(25.3)	$(23.7)
Prepaid benefit costs	4.7	14.0	—	—

Net amount recognized	$(2.9)	$(10.1)	$(25.3)	$(23.7)

(1)
Current portion recorded as accrued liabilities and long-term portion recorded as other liabilities.

  Components of the net periodic benefit costs are as follows:

	Pension benefits				Postretirement benefits
	2003	2002	2001	2003	2002	2001
Service costs	$8.1	$9.3	$7.6	$1.3	$1.0	$1.4
Interest costs	24.2	23.6	17.7	1.9	1.4	1.3
Expected return on plan assets	(24.7)	(26.6)	(20.0)	—	—	—
Amortization of prior service costs (benefit)	1.2	3.8	0.7	(0.3)	(0.1)	(1.1)
Amortization of transitional obligations	(0.5)	—	(0.2)	0.1	—	—
Curtailment (gain) loss	(0.2)	0.1	0.4	—	—	(0.5)
Valuation allowance	1.1	0.3	1.4	—	—	—
Amortization of actuarial loss (gain)	0.8	0.1	(0.8)	0.2	0.1	—
Other	0.4	—	—	—	—	—

Net periodic costs	$10.4	$10.6	$6.8	$3.2	$2.4	$1.1

  The expense related to defined contribution pension plans amounts to $6.5 million ($5.3 million in 2002 and $5.3 million in 2001).

  The weighted average rates used in the measurement of the Company's benefit obligations are as follows:

	Pension benefits			Postretirement benefits
	2003	2002	2001	2003	2002	2001
Discount rate	6.25%	6.75%	6.79%	6.25%	6.75%	6.75%
Expected return on plan assets(1)	7.75	7.75	7.83	—	—	—
Rate of compensation increase	3.25	3.53	3.0-4.0	3.25	3.53	3.0-4.0

(1)
After management and professional fees

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.5% at the end of 2003. The cost, as per an estimate, is expected to decrease gradually for the next 7 years to 5% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.5	$(0.4)
Effect on benefit obligation	5.5	(4.2)

27.   SUBSEQUENT EVENTS:

  On January 14, 2004, the Company redeemed 450,000 Cumulative First Preferred Shares, Series A, for an amount of $450.0 million, owned by wholly owned subsidiary, Sun Media Corporation, Newspapers segment.

  On January 16, 2004, the Company authorized changes to its capital stock in order to create a cumulative First Preferred Shares, series C ("Preferred C Shares"), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

  On January 16, 2004, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Shares, Series D ("Preferred D Shares"), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

  On January 16, 2004, the Company issued 70,000 Preferred C Shares, for an amount of $70.0 million to its indirectly wholly-owned subsidiary, 9101-0835 Québec Inc.

  On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million to its indirectly wholly-owned subsidiary, Vidéotron (1998) ltée, Cable Television segment.

  Since all these transaction were between the Company and its wholly-owned subsidiaries, these transactions will have no impact on the Company's consolidated financial statements.

28.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company's consolidated financial statements and includes some information required under the Securities and Exchange Commission (the "SEC") rules and regulations.

  Since October 2003, the Company has determined that some of its cross-currency interest rate swap agreements, that did not meet all the criteria for hedge accounting in the past, did meet all the criteria for hedge accounting under SFAS 133. Accordingly, the unrealized gains and losses for the later part of 2003 for those derivative instruments were included in comprehensive income (loss) while previously they were included in net income (loss).

  (a)
  Consolidated statements of income:

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$203.9	$(229.8)	$(449.5)
Adjustments:
Development, pre-operating and start-up costs (i)	3.2	4.6	0.5
Pension and postretirement benefits (ii)	(0.4)	(1.0)	(0.6)
Equity loss from non-consolidated subsidiaries (iii)	—	—	0.1
Change in fair value of and the ineffective portion of a derivative instrument (iv)	(167.5)	145.4	(66.5)
Temporary investments (v)	—	(1.7)	1.7
Income taxes (vi)	1.3	(1.1)	14.5
Cumulative effect of change in accounting policy (vii)	—	(2,144.3)	—
Gain on repurchase of redeemable preferred shares of a subsidiary (viii)	(153.7)	—	—
Other	16.7	19.5	(6.4)

Net loss, as adjusted per GAAP in the United States (in Canadian dollars)	$(96.5)	$(2,208.4)	$(506.2)

  (b)
  Comprehensive loss:

    The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity. The detail of the comprehensive loss is as follow:

	2003	2002	2001
Net loss, as adjusted per GAAP in the United States	$(96.5)	$(2,208.4)	$(506.2)
Translation adjustment[1]	1.3	(0.3)	(1.2)
Pension and post-retirement benefits (ii)	(0.1)	(6.9)	—
Derivative instruments (iv)	(63.9)	11.9	3.2
Income taxes (vi)	3.5	(0.4)	(0.6)

Comprehensive loss per GAAP in the United States	$(155.7)	$(2,204.1)	$(504.8)

  1
  Change for the year.

    The accumulated other comprehensive income for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002 (restated note 1 (c))	2001 (restated note 1 (c))
Translation adjustment	$(1.5)	$(2.8)	$(2.5)
Pension and post-retirement benefits (ii)	(7.0)	(6.9)	—
Derivative instruments (iv)	(48.7)	15.2	3.3
Income taxes (vi)	2.3	(1.2)	(0.8)

Accumulated other comprehensive income (loss) at end of year	$(54.9)	$4.3	$—

  (c)
  Consolidated Balance Sheets:
			2002
	2003
			Canada (restated note 1(c))	United States (restated note 1(c))
	Canada	United States
Property, plant and equipment	$1,562.9	$1,562.9	$1,676.5	$1,665.8
Goodwill	3,906.2	3,901.5	3,883.4	3,879.9
Future income tax assets	96.8	97.8	97.9	114.4
Other assets	172.7	168.0	236.9	377.1
Long-term debt	(2,696.8)	(2,676.1)	(2,931.0)	(2,972.7)
Other liabilities	(236.2)	(396.1)	(51.4)	(72.8)
Future income tax liabilities	(270.6)	(265.8)	(247.3)	(259.3)
Non-controlling interest	(201.8)	(200.6)	(195.3)	(194.1)
Contributed surplus	(3,220.6)	(3,374.3)	(3,214.6)	(3,214.6)
Deficit	2,597.8	2,839.7	2,801.7	2,740.2
Accumulated other comprehensive (income) loss	1.5	54.9	2.8	(4.3)

  (d)
  Non-consolidated financial statements of the Company:

    The S.E.C. requires that the non consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company.

    The Company has access to the cash flow generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Company's subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amount of dividends and advances to the Company. The non-consolidated and condensed financial statements of the Company, prepared under Canadian GAAP, for the year ended December 31, 2003, 2002 and 2001 are as follow:

    Non-consolidated and condensed statements of income

	2003	2002	2001
Revenues
Management fees	$17.1	$12.7	$4.0
Interest on loan with subsidiaries	5.5	—	32.8
Other	20.1	30.7	—

	42.7	43.4	36.8
Expenses
General and administrative	(40.5)	(46.3)	(11.3)
Depreciation and amortization	(1.7)	(0.6)	—
Financial	(181.2)	(191.7)	(172.8)

	(223.4)	(238.6)	(184.1)

Loss before undernoted items	(180.7)	(195.2)	(147.3)
Write down of fixed assets and others	—	(7.7)	—

Loss before income taxes	(180.7)	(202.9)	(147.3)
Income (credit) taxes	(28.2)	0.3	—

	(152.5)	(203.2)	(147.3)
Equity income (loss) from subsidiaries	356.4	(26.6)	(302.2)

Net income (loss)	$203.9	$(229.8)	$(449.5)

    Non-consolidated and condensed statements of cash flows

	2003	2002	2001
Cash flows related to operations
Net income (loss)	$203.9	$(229.8)	$(449.5)
Amortization	50.0	44.0	40.9
Other	(382.9)	(0.2)	302.6
Net change in non-cash balances related to operations	(86.4)	4.1	42.9

Cash flows used in operations	(215.4)	(181.9)	(63.1)
Cash flows related to financing activities
Proceeds from issuance of capital stock	431.9	381.9	2,017.5
Repurchases of capital stock	(360.0)	—	—
Issuance of long-term debt	97.0	—	1,719.7
Repayment of long-term debt	(429.0)	(1.4)	(2,010.9)
Payments under cross-currency swaps agreements	(118.8)	—	—
Net decrease in bank indebtedness	—	(2.8)	(0.5)
(Increase) decrease in advances to subsidiaries	(150.2)	5.9	505.6
(Decrease) increase in advances from subsidiaries	(1.2)	21.5	(96.0)
Deferred financing costs	—	—	(40.2)

Cash flows (used in) provided by financing activities	(530.3)	405.1	2,095.2
Cash flows related to investing activities
Acquisitions of investments	(17.7)	(354.6)	(1,975.0)
Proceeds from disposal of investments	361.0	36.3	—
(Increase) decrease in temporary investments	(18.4)	—	—
Equity distribution from subsidiaries	433.4	138.9	4.4
Interest capitalized to investment held for resale	—	—	(27.5)
Other	3.8	0.8	(1.7)

Cash flows provided by (used in) investing activities	762.0	(178.6)	(1,999.8)

Net increase (decrease) in cash and cash equivalents	16.3	44.6	32.3
Cash and cash equivalents at beginning of year	76.9	32.3	—

Cash and cash equivalents at end of year	$93.2	$76.9	$32.3

    Non-consolidated and condensed balance sheets

	2003	2002
Assets
Current assets	$348.4	$245.3
Advances to subsidiaries	172.0	22.7
Investments in subsidiaries	3,648.5	3,699.5
Convertible obligation — Sun Media Corporation (ix)	1,590.0	1,950.0
Other assets	71.6	105.9

	$5,830.5	$6,023.4

Liabilities and Shareholders' equity
Current assets	$180.6	$639.9
Long-term debt	1,287.6	1,391.0
Advances from subsidiaries	280.0	281.3
Other liabilities	97.3	9.3
Shareholders' equity (ix)	3,985.0	3,701.9

	$5,830.5	$6,023.4

  (i)
  Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item "Other assets", and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

  (ii)
  The accounting requirements for pension and postretirement benefits under GAAP in Canada and in the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses are amortized over the estimated average remaining service life of the employees.

    Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholders' equity.

  (iii)
  The financial statements of non-consolidated subsidiaries are prepared in accordance with GAAP in Canada. The reconciliation of these financial statements to GAAP in the United States results in an adjustment to the amount of income recognized as equity income from the non-consolidated subsidiaries and the investment therein. The principal difference relates to development and pre-operating costs capitalized, and accounting for income taxes.

  (iv)
  Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133), SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

    The Company uses cross-currency interest rate swaps to enhance its ability to manage risk relating to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered, or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

    The Company holds derivative financial instruments, only some of which qualify for hedge accounting. The change in fair values of derivative contracts that do not meet the criteria for hedge accounting is recognized immediately in earnings.

    Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

  (v)
  Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value can be easily obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in income.

  (vi)
  This adjustment represents the tax impact of the United States GAAP adjustments.

  (vii)
  The accounting requirements for goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings without restatement of prior periods. Under GAAP in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income".

  (viii)
  Under GAAP in Canada, the gain on repurchase of redeemable preferred shares of a subsidiary, that were classified as liabilities, is included in income. Under GAAP in the United States, any such gain would be included in contributed surplus.

  (ix)
  The non consolidated financial statements present as a separate investment the amount of $1,590.0 million as at December 31, 2003 ($1,950.0 million as at December 31, 2002) which the Company has invested in Convertible Debentures of Sun Media Corporation. Included in the shareholders' equity is an equivalent amount representing an investment by Sun Media Corporation in the Company.

29.   RESTRICTED AND UNRESTRICTED SUBSIDIARIES:

  The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Originally, the Company had designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. and its subsidiary, Vidéotron Télécom ltée, as "Unrestricted Subsidiaries". The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

  Following the repurchase of the redeemable preferred shares of Vidéotron Télécom ltée by the Company in December 2003, the Company decided to reassign 3662527 Canada Inc. and Vidéotron Télécom ltée as "Restricted Subsidiaries". Accordingly, the Company reclassified the figures for the previous years to reflect this change.

  The Company's $429.0 million Term loan (reimbursed during the course of 2003) is included in the comparative figures of the condensed and consolidated balance sheet of the Unrestricted Subsidiaries. The Company's investment in Microcell Telecommunications Inc. is included in the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. Accordingly, the write-down of this investment has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiaries.

  Restricted Subsidiaries and the Company:

  Condensed and consolidated statements of income

	2003	2002 (restated note 1(c))	2001 (restated note 1(c))
Revenues	$2,230.0	$2,182.0	$1,679.3
Cost of sales and selling and administrative expenses	(1,622.4)	(1,608.5)	(1,253.5)

Operating income before undernoted items	607.6	573.5	425.8
Amortization	(222.9)	(217.7)	(139.7)
Financial expenses	(299.8)	(325.4)	(287.0)
Reserve for restructuring of operations, impairment of assets, and other special charges	(0.9)	(16.0)	(17.8)
Write-down of goodwill	—	(175.6)	—
(Losses) gains on sale of businesses and other assets	(1.1)	3.5	—
Net gain on debt refinancing and on repurchase of Redeemable preferred shares of a subsidiary	144.1	—	—

Income (loss) before income taxes	227.0	(157.7)	(18.7)
Income taxes (credit)	(12.9)	4.1	12.7

	239.9	(161.8)	(31.4)
Equity loss from non-consolidated subsidiaries	—	—	(18.9)
Non-controlling interest	(35.5)	(36.0)	(10.3)

Income (loss) before amortization of goodwill	204.4	(197.8)	(60.6)
Amortization of goodwill, net of non-controlling interest	—	—	(111.7)

Income (loss) from continuing operations	204.4	(197.8)	(172.3)
Income from discontinued operations	0.7	2.0	2.2

Net income (loss)	$205.1	$(195.8)	$(170.1)

  Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets, and other special charges, write-down of goodwill, (losses) gains on sale of businesses and other assets and net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary:

	2003	2002 (restated note 1(c))	2001 (restated note 1(c))
Cable Television	$275.3	$235.5	$180.7
Newspapers	224.8	219.4	197.8
Broadcasting	81.5	78.9	28.7
Leisure and Entertainment	14.7	14.5	14.2
Business Telecommunications	14.4	27.3	4.1

	610.7	575.6	425.5
General corporate (expenses) income	(3.1)	(2.1)	0.3

	$607.6	573.5	$425.8

  Condensed and consolidated balance sheets

	2003	2002 (restated note 1(c))
Assets
Current assets	$769.9	$744.8
Property, plant and equipment	1,558.1	1,668.1
Other assets	279.8	345.5
Goodwill	3,880.5	3,857.2

	6,488.3	6,615.6
Liabilities
Current liabilities	774.8	847.2
Long-term debt	2,696.8	2,930.9
Redeemable preferred shares	—	254.2
Other liabilities	506.8	298.7
Non-controlling interest	165.5	157.1

	4,143.9	4,488.1

Net investment in Restricted Subsidiaries and the Company	$2,344.4	$1,127.5

  Unrestricted Subsidiaries:

  Condensed and consolidated statements of income

	2003	2002 (restated note 1(c))	2001 (restated note 1(c))
Revenues	$94.5	$101.6	$149.5
Cost of sales and selling and administrative expenses	(90.4)	(114.1)	(186.6)

Operating income (loss) before undernoted items	4.1	(12.5)	(37.1)
Amortization	(4.6)	(8.4)	(12.0)
Financial expenses	(0.2)	2.2	(1.4)
Reserve for restructuring of operations, impairment of assets, and other special charges	(0.7)	(23.2)	(134.3)
Write-down of goodwill	(0.5)	(11.4)	(147.0)
Gains on sale of businesses and other assets and gains on dilution	—	0.1	1.5

Loss before income taxes	(1.9)	(53.2)	(330.3)
Income taxes (credit)	0.5	1.1	(19.3)

	(2.4)	(54.3)	(311.0)
Non-controlling interest	1.4	20.8	46.7

Loss before amortization of goodwill	(1.0)	(33.5)	(264.3)
Amortization of goodwill, net of non-controlling interest	—	—	(15.3)

Loss from continuing operations	(1.0)	(33.5)	(279.6)
Loss from discontinued operations	(0.2)	(0.5)	0.2

Net loss	$(1.2)	$(34.0)	$(279.4)

  Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets, and other special charges, write-down of goodwill, gains on sale of businesses and other assets and gains on dilution:

	2003	2002 (restated note 1(c))	2001 (restated note 1(c))
Web Integration/Technology	$1.0	$(9.9)	$(15.6)
Internet/Portals	3.1	(2.6)	(21.5)

	$4.1	$(12.5)	$(37.1)

  Condensed and consolidated balance sheets

	2003	2002
Assets
Current assets	$82.0	$65.5
Property, plant and equipment	4.8	8.4
Other assets	2.5	28.0
Goodwill	25.7	26.2

	115.0	128.1
Liabilities
Current liabilities	28.1	465.4
Long-term debt and other liabilities	—	0.1
Non-controlling interest	36.3	38.2

	64.4	503.7

Net investment in Unrestricted Subsidiaries	$50.6	$(375.6)

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PRESENTATION OF FINANCIAL INFORMATION
EXCHANGE RATE INFORMATION
PART I
Selected Financial Data
Capitalization and Indebtedness
Reasons for the Offer and Use of Proceeds
Risk Factors
Newspapers
Broadcasting
Leisure and Entertainment
Business Telecommunications
New Media Services
Intellectual Property
Environment
Regulation
Organizational Structure
Property, Plants and Equipment
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTUS
2003 OVERVIEW
Table 1 Impact of change in accounting policy in the Cable Television segment 2003 - 2001
Operating Results
Table 2 Cable Television segment Free cash flow from operations ($ million)
Table 3 Newspapers segment Free cash flow from operations ($ million)
Liquidity and Capital Resources
Contractual Obligations
Table 4 Contractual obligations ($ millions)
Off-Balance Sheet Arrangements
Risks and Uncertainties
Regulation
Trend Information
Critical Accounting Estimates
Changes in Accounting Policies
Recent Accounting Developments in Canada
Recent U.S. GAAP Pronouncements
Forward-Looking Statements
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership
Major Shareholders
Certain Relationships and Related Party Transactions
Interests of Experts and Counsel
Consolidated Statements and Other Financial Information
Significant Changes
Offer and Listing Details
Plan of Distribution
Markets
Selling Shareholders
Dilution
Expenses of the Issuer
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Dividends and Paying Agents
Statement by Experts
Documents on Display
Subsidiary Information
PART II
Material Modifications to the Rights of Security Holders
Use of Proceeds
PART III
SIGNATURE
Consolidated Financial Statements of
Years ended December 31, 2003, 2002 and 2001
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001
AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2003, 2002 and 2001 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF DEFICIT Years ended December 31, 2003, 2002 and 2001 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2003, 2002 and 2001 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED Years ended December 31, 2003, 2002 and 2001 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2003 and 2002 (in millions of Canadian dollars)
SEGMENTED INFORMATION
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Information Years ended December 31, 2003, 2002 and 2001 (in millions of Canadian dollars)