Form 20-F
period 2004-12-31
QUEBECOR MEDIA INC
filed 2005-03-31
CIK 1156831

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number

QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)

PROVINCE OF QUÉBEC, CANADA
(Jurisdiction of incorporation or organization)

612 St. Jacques Street
Montréal, Québec, Canada H3C 4M8
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

123,602,807 Common Shares
1,140,000 Cumulative First Preferred Shares, Series A
0 Cumulative First Preferred Shares, Series B
270,000 Cumulative First Preferred Shares, Series C
0 Cumulative First Preferred Shares, Series D
0 First Preferred Shares, Series E

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

i

EXPLANATORY NOTES

        All references in this annual report to "Quebecor Media," "QMI" or the "Company," as well as use of the terms "we," "us," "our" or similar terms, are references to Quebecor Media Inc., a company incorporated in Canada in August 2000 under Part 1A of the Companies Act (Québec), and, unless the context otherwise requires, its subsidiaries and operating companies.

FORWARD-LOOKING STATEMENTS

        This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included in this annual report, including, without limitation, statements under the headings "Key Information," "Risk Factors," "Information about the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as statements located elsewhere in this annual report regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. While the below list of cautionary statements is not exhaustive, some important factors that could affect future operating results, financial position and cash flows and could cause actual results to differ materially from those expressed in these forward-looking statements are:

  •
  the intensity of competitive activity in the industries in which we operate;

  •
  unanticipated higher capital spending required to address continued development of competitive alternative technologies;

  •
  changes in our ability to obtain services and other items critical to our operations; and

  •
  changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures.

        These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this annual report, and further details and descriptions of these and other factors are disclosed in this annual report, including under the section "Risk Factors." Each of these forward-looking statements speak only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so.

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

PRESENTATION OF FINANCIAL INFORMATION

        We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States. Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 24 to our audited consolidated financial statements.

        We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures as well as other measures used in this annual report and a reconciliation to the most directly comparable Canadian GAAP and U.S. GAAP financial measures in footnote 2 to the tables under "Item 3 — Key Information — Selected Financial Data." and "Item 5. Operating and Financial Review and Prospects".

        Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2004.

EXCHANGE RATE INFORMATION

        The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 18, 2005, the inverse of the noon buying rate was $1.00 equals US$0.8315.

	Average(1)	High	Low	Period End
Year Ended
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7136	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669

	Average(2)	High	Low	Period End
Month Ended
February 28, 2005	0.8064	0.8134	0.7961	0.8133
January 31, 2005	0.8165	0.8346	0.8050	0.8067
December 31, 2004	0.8204	0.8435	0.8064	0.8310
November 30, 2004	0.8357	0.8493	0.8155	0.8402
October 31, 2004	0.8020	0.8201	0.7850	0.8191
September 30, 2004	0.7763	0.7906	0.7651	0.7906

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

Selected Financial Data

        Our selected historical consolidated financial data presented below under the captions "Statement of Income Data" for the years ended December 31, 2004, 2003 and 2002 and "Balance Sheet Data" as of December 31, 2004 and 2003 are derived from our audited financial statements included in Item 17 of this annual report. The selected consolidated statement of income data presented below for the years ended December 31, 2001 and 2000 and consolidated balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited consolidated financial statements not included in this annual report. The selected financial data presented below should be read in conjunction with the information contained in "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto contained in "Item 17. Financial Statements" of this annual report (see pages F-1 to F-71).

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 24 to our consolidated financial statements contained in "Item 17. Financial Statements" of this annual report (see pages F-61 to F-67).

	Years Ended December 31,
	2004	2003(1)	2002(1)	2001(1)	2000(1)
	(in millions)
STATEMENT OF INCOME DATA (CANADIAN GAAP):
Revenues	$2,462.4	$2,298.1	$2,253.0	$1,765.1	$1,164.8
Cost of sales, selling and administrative expenses	1,765.2	1,686.3	1,680.6	1,375.7	982.2
Amortization	225.9	226.6	224.6	150.3	38.8
Financial expenses	314.6	300.1	323.4	289.2	96.3
Reserve for restructuring of operations, impairment of assets and other special charges	2.8	1.8	36.9	151.2	106.6
Gains (losses) on sale of businesses and other assets and gains on dilution	9.3	(1.1)	3.6	1.5	19.9
Net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(4.8)	144.1	—	—	—
Write-down of goodwill	—	0.5	178.1	132.8	126.9
Income taxes (credit)	37.4	(12.5)	4.4	(6.9)	13.5
Amortization of goodwill, net of non-controlling interest	—	—	—	125.7	34.7
Non-controlling interest	31.7	34.6	30.5	(26.0)	(16.7)
Other expenses (revenues)	1.1	(0.2)	7.9	24.1	(3.1)
Net income (loss)	88.2	203.9	(229.8)	(449.5)	(194.5)
OTHER FINANCIAL DATA (CANADIAN GAAP):
Operating income(2)	$697.2	$611.8	$572.4	$389.4	$182.6
Additions to property, plant and equipment	181.1	131.2	135.8	129.7	42.9

	As at December 31,
	2004	2003(1)	2002(1)	2001(1)	2000(1)
	(in millions)
BALANCE SHEET DATA (CANADIAN GAAP):
Cash and cash equivalents	$108.8	$103.6	$188.3	$$207.8	$46.2
Total assets	6,509.2	6,610.6	6,742.8	9,255.9	7,389.5
Total debt	2,548.8	2,756.8	3,506.6	3,695.4	2,621.3
Capital stock	1,773.7	1,773.7	1,341.8	3,985.0	4,067.5
Shareholders' equity	2,459.9	2,395.0	1,751.9	4,093.4	4,124.0

	Years Ended December 31,
	2004	2003(3)	2002(3)
	(in millions)
STATEMENT OF INCOME DATA (U.S. GAAP):
Revenues	$2,471.7	$2,298.1	$2,253.0
Cost of sales, selling and administrative expenses	1,764.3	1,683.0	1,677.0
Amortization	225.7	226.6	224.6
Financial expenses	308.0	467.6	179.7
Reserve for restructuring of operations, impairment of assets and other special charges	2.8	1.8	36.9
Gains (losses) on sale of businesses and other assets	9.3	(1.1)	3.6
Net (loss) gain on debt refinancing	(4.8)	(9.6)	—
Write-down of goodwill, net of non-controlling interest	—	0.5	2,322.4
Income taxes (credit)	43.4	(13.8)	5.5
Non-controlling interest	35.1	34.6	30.5
Other expenses (revenues)	0.8	(16.4)	(11.6)
Net income (loss)	96.1	(96.5)	(2,208.4)
OTHER FINANCIAL DATA (U.S. GAAP):
Operating income(2)	$707.4	$615.1	$576.0
Additions to property, plant and equipment	181.1	131.2	135.8
Comprehensive loss	(11.3)	(155.7)	(2,204.1)

	As of December 31,
	2004	2003(3)	2002(3)
	(in millions)
BALANCE SHEET DATA (U.S. GAAP):
Cash and cash equivalents	$108.8	$103.6	$188.3
Total assets	6,480.1	6,602.2	6,885.2
Total debt	2,514.9	2,736.1	3,548.3
Capital stock	1,773.7	1,773.7	1,341.8
Shareholders' equity	2,218.4	2,253.3	1,820.4

(1)
The 2003, 2002, 2001 and 2000 figures were reclassified to conform with the presentation adopted for the year ended December 31, 2004. The 2003, 2002, 2001 and 2000 figures were reclassified in order to reflect discontinued operations related to Mindready Solutions Inc.

(2)
The Company defines operating income as income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on sales of businesses and other assets, net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, write-down of goodwill and income taxes. Equity income (or loss) from non-consolidated subsidiaries, non-controlling interest, amortization of goodwill and the results of discontinued operations are not considered in the computation of operating income. Operating income as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income is used by the Company because management believes it is a meaningful measure of performance. Operating income is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company's definition of operating income may not be identical to similarly titled measures reported by other companies.

(3)
The 2003 and 2002 figures were reclassified to conform with the presentation adopted for the year ended December 31, 2004.

Capitalization and Indebtedness

        Not applicable.

Reasons for the Offer and Use of Proceeds

        Not applicable.

Risk Factors

        We have substantial debt and significant interest payment requirements which could adversely affect our financial condition.

        We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2004, we had approximately $2.55 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following:

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

        We and our subsidiaries may be able to incur substantial additional debt in the future. If we or any of our subsidiaries do so, the risk described above could intensify. As of December 31, 2004, we would have had approximately $135.0 million available for additional borrowings under our credit facility and our wholly-owned subsidiaries would have had approximately $525.0 million available for additional borrowings under their credit facilities.

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

        We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite, or DBS, providers, multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems, or SMATV, and over-air television broadcasters. In addition, we will soon compete against incumbent local exchange carriers, or ILECs, which have been licensed to provide video distribution services using video digital subscriber line, or VDSL, technology. We also face competition from illegal providers of cable television services and illegal access to foreign DBS and pirate systems that enable customers to access programming services from U.S. and Canadian DBS without paying any fee. In our Internet access business, we compete against other Internet service providers offering residential and commercial Internet access services. Recent decisions of the CRTC also require us to offer access to our high speed Internet system to competitive Internet service providers. Competitors in the video rental industry include other video stores, video-on-demand services, television and other alternative entertainment media. In addition, depending on the final regulatory framework set by the CRTC, our telephony service will have numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of Voice over IP telephony services, and possibly including competitors that are not facilities-based and therefore have a much lower infrastructure cost. In our broadcasting and publishing operations, competition for advertising, customers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels, radio, local, regional and national newspapers, magazines, direct mail, and other communications and advertising media that operate in our markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian media industries, and our competitors increasingly include market participants with interests in multiple industries and media.

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

        We have recently experienced substantial growth in our business and have significantly expanded our operations. The acquisition of Le Groupe Vidéotron ltée, or Groupe Vidéotron, in October 2000 contributed approximately $1.3 billion, or 53%, to our revenue for the year ended December 31, 2004. We have made a number of other acquisitions in the past, and we plan to continue to make acquisitions in the future. Some of our acquisitions have involved expansion into businesses in which we have historically had limited or no involvement. We intend to continue to increase our business, make strategic acquisitions and further expand the types of businesses in which we participate. This growth and expansion has placed, and will continue to place, a significant demand on our management. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage this expansion, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

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

        Some of our businesses are cyclical in nature and have experienced significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing, reading and listening habits. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, Quebecor Media's operations are labor intensive and, as a result, have relatively high fixed-cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings. Similarly, because a significant portion of our revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operations could be materially adversely affected by a downturn in the retail sector.

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

        We have entered into an agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of most of our newsprint purchases. Our supply of newsprint may be threatened if this newsprint manufacturer is unable to supply us with sufficient newsprint to meet our needs. Our inability to obtain sufficient newsprint on acceptable terms when needed could materially increase our costs or disrupt our operations.

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

        Approximately 42% of our employees are represented by collective bargaining agreements. As of December 31, 2004 collective bargaining agreements covering approximately 1,100 of our employees had expired or were under negotiation. We are currently negotiating new collective bargaining agreements with union representatives with a view to significantly increasing productivity and reducing our labor costs.

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

        The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission and which could have a material adverse effect on our business, financial condition or results of operations. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have already authorized direct-to-home satellite services, or DTH, video digital subscriber line (VDSL) services and microwave services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

        We may not be able to obtain additional capital to continue the development of our business.

        Our cable television business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services. If the demand for capacity increases, or if we decide to introduce new services, such as high definition television, or HDTV, or our new telephony service, and depending on the evolution of our product and service offerings, we may need to make unplanned additional capital expenditures. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our results of operations would be adversely affected.

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

        Our financial performance will be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.

        The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. We cannot assure you that we will be able to maintain key programming contracts or continue to pay reasonable rates for television programming. Loss of programming contracts may have a material adverse effect on our results of operations because the quality and amount of television programming offered by us affect the attractiveness of our services to customers and, accordingly, the prices we can charge.

        We depend on third-party suppliers and providers for services and other items critical to our cable television business operations.

        We depend on third-party suppliers and providers for services and other items that are critical to our cable television business operations, including set-top converter boxes, servers and routers, fiber-optic cable, telephone circuits, inter-city links, support structures, software, the "backbone" telecommunications network for our Internet access service and construction services for expansion and upgrades of our network. These services and items are available from a limited number of suppliers. If no supplier can provide us with set-top converter boxes that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

        We may not be able to protect our services from piracy, which may have a negative effect on our customer base and lead to a possible decline in revenues.

        In our cable, Internet access and telephony operations, we may not be able to protect our services from piracy in the future. There can be no assurance that we will be able to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. Each cable modem has a unique MAC address, and we use these MAC addresses to identify our customers and to protect our systems from unauthorized access to our Internet access services. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have a negative effect on our customer base and lead to a possible decline of revenues.

        We depend on information technology systems.

        We are highly dependent on information technology systems. An inability to maintain and enhance our information technology systems to accommodate additional customer growth and support new products and services could have a negative effect on our ability to acquire new customers, retain existing customers, produce accurate and timely billing, generate operating revenue growth, and manage operating expenses, all of which may adversely affect our financial results and position. In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Network failures could materially hurt our business, including our customer relationships and operating results. If an unexpected event, such as a natural disaster, power outage, terrorist action, computer virus, security breach, hacking or corruption of data, occurs, our operations may be significantly adversely affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

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

        Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems that accounted for approximately $49.8 million in 2004 and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon will have to be paid, in U.S. dollars. We have entered into transactions to hedge the exchange rate risk with respect to approximately 96% of our U.S. dollar-denominated debt, but fluctuations of the exchange rate for the debt obligations that are not hedged could affect our ability to make payments in respect of such debt obligations. In addition, hedging transactions may not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.

        In fact, some of the Company's cross-currency swap agreements are subject to a floor limit on negative fair value, below which the Company can be required to make prepayments to reduce the lender's exposure. The prepayments are offset by equivalent reductions in the Company's future payments under the agreements.

        In 2003, Quebecor Media renegotiated these cross-currency swap agreements to raise the negative fair value floor by $182.0 million to $282.0 million. The fair value of Quebecor Media's cross-currency swap agreements subject to prepayments was negative $241.9 million as of December 31, 2004. Because of the appreciation of the Canadian dollar against the U.S. dollar during the last half of 2004, Quebecor Media had to make prepayments under its swap agreements totalling $197.7 million. As of December 31, 2004, total prepayments of $321.3 million had been made. These prepayments were financed from the Company's cash assets and from its and its subsidiaries' existing credit facilities.

        In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date or at any time, from an anniversary date of the transaction to maturity, at the then-fair value. The fair value of the derivative financial instruments are estimated using period-end market rates and reflect the amount the Company would receive or pay if the instruments were closed out at those dates. As of December 31, 2004, the aggregate fair market value of the derivative financial instruments was negative $497.0 million.

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

        Our broadcasting distribution and telecommunications (including Internet access service) operations are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The Canadian Radio-television and Telecommunications Commission, which is generally referred to as the CRTC in this annual report, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada.

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

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules, which require cable systems with more than 6,000 customers operating in a French-language market to offer each analog French-language Canadian specialty programming service licensed, other than certain religious programming services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty services. Moreover, all licensed specialty services must be carried by cable operators when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty services than might otherwise be secured through negotiation. However, Category Two digital specialty services do not benefit from any regulatory assistance to guarantee distribution by broadcasting distribution undertakings, or BDUs.

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

        The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets and, therefore, compensate for the loss of cable customers. At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.

        A House of Commons Committee has been studying the current state and future direction of Canada's broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, including the restrictions on foreign ownership. The broadcasting distribution industry has promoted the following issues relating to the broadcasting system: the elimination of the foreign ownership restrictions for telecommunication and broadcast distribution undertakings, the inclusion of the concept of competition under the Broadcasting Act, and the implementation of harsher penalties for signal theft under the Radiocommunications Act (Canada). The House of Commons Committee will study certain issues including (a) patterns of media ownership, (b) cross-media ownership and vertical integration and (c) Canadian content and cultural diversity. The introduction of new laws, regulations or policies with respect to these matters could have a material adverse effect on our business, financial condition or results of operations. The Government of Canada may act on the recommendations of this report during 2005.

        Changes to the regulations and policies governing broadcast television, specialty services and program distribution through cable and DBS satellite services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For a more complete description of the regulatory environment affecting our business, see "Item 4. Information on the Company — Regulation."

        Changes to the regulations and policies governing broadcast television, specialty or pay-television services and broadcasting distribution through cable or alternate means or the introduction of new regulations or policies or terms of license, could have a material adverse effect on our business, financial condition or operating results. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the "black market" reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the "grey market" reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. On November 24, 2004, the Government of Canada filed an inscription of appeal with respect to this decision, which appeal will be argued before and decided by the Superior Court of Québec. For a more complete description of the regulatory environment affecting our business, see "Business — Regulation."

        While the CRTC has an established framework for regulating facilities-based local telephony competition, a recently concluded proceeding on regulatory issues related to the provision of Voice over IP telephony may bring significant changes to that framework. Depending on the decisions rendered by the CRTC, which we expect in the summer of 2005, our recently launched local telephony service could be substantially altered or even withdrawn.

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

        We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.

        The four largest cable operators in Canada, including Vidéotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved most, if not all, of the technical issues that had been delaying third party interconnection. The CRTC has also required us to file new costs study in order to review the rates that will be charged to third-party Internet service providers and to establish the level of mark-up on costs that is appropriate for third party access services and facilities provided by us. As a result, we expect that interconnection by third party Internet service providers to our cable network will commence in 2005.

        Until access through interconnection is provided to third-party Internet service providers to the underlying telecommunications facilities used to provide Internet service, the CRTC requires us and other incumbent cable carriers to allow third-party retail Internet service providers to purchase for the purpose of resale our retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by such cable carriers to their cable customers during a one-month period.

        As a result of these requirements, we may experience increased competition for retail high-speed Internet customers. In addition, because our resale rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

  We may have to support increasing costs in securing access to support structures needed for our network.

        We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, the CRTC's jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities has been challenged in the courts. In a recent decision of the Supreme Court of Canada, it was held that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities. As a result, our costs of obtaining access to support structures of hydro-electric companies could be substantially increased. Although we are a party to an agreement for access to the support structures of hydro-electricity utilities in Québec, this agreement expires in December 2005.

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

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 954-0101. Our corporate website can be accessed through quebecor.com. The information found on our corporate website is, however, not part of this annual report. Under our Senior Notes and Senior Discount Notes, our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

        Quebecor Media Inc. was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec). In connection with our formation, our parent company Quebecor Inc. transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included: a 70% interest in Sun Media Corporation, or Sun Media, a 57.3% interest in Nurun Inc., or Nurun, all the assets of the CANOE network and all the assets of our Leisure and Entertainment segment. Concurrently, we sold our interest in our subsidiary TQS Inc. to Quebecor Inc., which subsequently sold such interest to a private consortium. In addition, Quebecor Inc. and Capital d'Amérique CDPQ inc., or Capital CDPQ, a wholly-owned subsidiary of Caisse de dépôt et placement du Québec contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. In December 2001, QCI was liquidated into Quebecor Media Inc.

        In October 2000, we acquired all of the outstanding shares of Groupe Vidéotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Vidéotron included all of the shares of Vidéotron ltée, which we refer to as Vidéotron, a 99.9% voting interest in TVA Group Inc., or TVA Group, Le SuperClub Vidéotron ltée, which we refer to as Le SuperClub Vidéotron, Protectron Inc., a 66.7% voting interest in Vidéotron Télécom Ltd., or Videotron Telecom, a 54.0% voting interest in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe Inc., or Canoe) and a minority interest in Microcell Telecommunications Inc.

        During our financial year ended December 31, 2004, we proceeded with several business acquisitions, divestitures, financing transactions and combinations through our direct and indirect subsidiaries, including, among others, the following:

  •
  In December 2004, TVA Group and Sun Media Corporation successfully acquired 75% and 25%, respectively, of the outstanding shares of Toronto 1, a television station in Toronto, Canada. In connection with the acquisition of Toronto 1, Sun Media Corporation transferred to CHUM its 29.9% interest in CablePulse 24, which we refer to as CP24, a Toronto all-news station. See "— Newspaper Operations" and "— Broadcasting" below.

  •
  In July 2004, Vidéotron and Videotron Telecom Ltd. announced a plan to launch a telephony service using Voice over IP technology in the Province of Québec. Following a trial period with 2,000 customers in the fall of 2004, this service was officially launched on January 24, 2005. Vidéotron became the first major cable company in Canada to offer consumers residential telephone service over cable. See "— Cable Television" below.

  •
  On November 19, 2004, Vidéotron issued US$315 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and amended the terms of its credit facilities to increase from Cdn$100 million to Cdn$450 million its revolving credit facility, increase its capacity to make future distributions to Quebecor Media and extend maturity to 2009. See "— Cable Television" below.

  •
  On November 1, 2004, Archambault Group Inc., which we refer to as Archambault Group, launched Groupe Archambault France S.A.S., a new producer, publisher and distributor of cultural content in Europe, and announced a contract with Warner Music France. In January 2004, Archambault Group launched archambaultzik.ca, a music downloading service with per track fees. See "— Leisure and Entertainment" below.

  •
  In November 2004, it was announced that Videotron Telecom will be integrated with Vidéotron, subject to the approval of the CRTC, in order to offer more consistent residential and business communications services through attractive bundles. See "— Business Telecommunications" below.

  •
  In September 2004, Quebecor Media acquired all of the remaining outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe Inc. (now known as Canoe Inc.) not owned by Quebecor Media and its affiliates. See "— Internet/Portals" below.

  •
  In July 2004, SuperClub Vidéotron Canada Inc. acquired substantially all of the assets of Jumbo Entertainment Inc., which we refer to as Jumbo Entertainment, a franchisor and operator of 105 video and video game rental stores across Canada. See "— Cable Television" below.

  •
  On April 28, 2004, Nurun acquired Ant Farm Interactive LLC, a full-service interactive marketing communications firm, which we refer to as Ant Farm Interactive, and, in May 2004, Nurun sold a majority of its interest in Mindready Solutions Inc., which we refer to as Mindready Solutions, its test engineering solutions business. See "— Interactive Communications and Technology" below.

Business Overview

        We are a leading Canadian-based media company with interests in cable distribution, newspaper publishing, television broadcasting, business telecommunications, book, magazine and video retailing and publishing, distribution and music recording, and new media services. Through these interests, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.

        We were formed in August 2000 to facilitate the growth and integration of our established, complementary media assets. Our operating subsidiaries have created leading positions in several Canadian media sectors, particularly in the Province of Québec. Through Vidéotron, we are the largest distributor of pay-television services in the Province of Québec, the third largest distributor of pay-television services in Canada based on the number of cable customers, a major Internet service provider and a provider of telephone services. Through Sun Media Corporation, we are the largest national chain of tabloids and community newspapers in Canada, and we have established the number one or two market position in each of our eight urban daily markets, in each case, in terms of paid circulation. Through TVA Group, we are the largest privately-owned television broadcaster in Québec, the largest French-language television broadcaster in North America and the largest private producer of French-language television programming in North America. In the new media sector, we have developed, through Canoe and its subsidiaries, two of Canada's leading English and French-language Internet news and information portals, as well as leading sites dedicated to automobiles, employment, personals and classifieds and, through Nurun, we provide interactive communications and technology services. We are also engaged in book publishing, magazine publishing and production, distribution and retailing of cultural products through companies such as Archambault Group, the largest chain of music stores in eastern Canada, TVA Films Inc., a film and television distributor, and Le SuperClub Vidéotron, a chain of video and video game rental and retail stores.

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

        For the twelve-month period ended December 31, 2004, we generated revenues of $2.46 billion and an operating income of $697.2 million.

        As calculated in our consolidated financial statements, operating income (or loss) means earnings before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, gains (losses) on sale of businesses and other assets, net gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, write-down of goodwill and income taxes. Equity income (or loss) from non-consolidated subsidiaries and non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. See "Item 17. Financial Statements" on pages F-1 to F-71.

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

Cable

        Through our cable television operations, we are the largest distributor of pay-television services in the Province of Québec and the third largest cable operator in Canada based on the number of cable customers. We are a major Internet service provider and a provider of telephone services. Our cable network covers approximately 80% of Québec's 3.0 million homes passed by cable, which includes residential and commercial premises. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings. In 2001, we substantially completed our network modernization program, which has provided us with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America, with approximately 97% of our systems upgraded to two-way capability and 74% of our customers served by systems upgraded to 750 MHz.

        As of December 31, 2004, we had approximately 1.45 million basic cable customers, representing a basic penetration rate of 60.9%. Through our extensive broadband coverage, we also offer digital television and high-speed Internet access services to approximately 97% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2004, we had 333,664 digital customers, representing 23.0% of our basic customers and 14.0% of our total homes passed. We have also rapidly grown our high-speed Internet access customer base, and at December 31, 2004, we had 502,630 high-speed Internet access customers, representing 34.6% of our basic customers and 21.1% of our total homes passed. We believe that the continued increase in the penetration of our digital television and high-speed Internet access services will result in increased average revenue per customer and higher operating income margins.

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

        In July 2004, Vidéotron announced that it intends to launch a telephony service using Voice over IP technology in Québec. This project is being conducted with another wholly owned subsidiary of Quebecor Media, Videotron Telecom Ltd., which holds a license as a CLEC and will initially provide the circuit switches and local network interconnection services. In January 2005, technical field tests for this telephony service were completed successfully, and Vidéotron launched this telephony service in selected areas. Vidéotron expects to continue to launch this service progressively among its other residential and commercial customers in 2005. The new telephony service includes local and long-distance calling and permits its customers to access a host of other telephony services, such as enhanced 911 Emergency service, name and number caller ID and automatic call forwarding. Capital investments for this project, excluding customer acquisition costs, are expected to total $80.0 million over four years. Customer acquisition costs are expected to total approximately $250 per customer.

        On July 9, 2004, Le SuperClub Vidéotron acquired substantially all of the assets of Jumbo Entertainment Inc., a franchisor and operator of 105 video and video game rental stores across Canada. Through Le SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 285 retail locations (of which 238 are franchised) and more than 1.65 million video club rental members. With approximately 154 retail locations located in our markets, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as high-speed Internet access and digital television.

        On November 19, 2004, Vidéotron issued US$315.0 million aggregate principal amount of its 6 7/8% Senior Notes due January 15, 2014 and amended the terms of its credit agreement to increase its total borrowing capacity under its revolving credit facility by $350.0 million to $450 million, to increase its capacity to make future distributions to Quebecor Media and to extend maturity to 2009. The new notes were sold at a 5% premium to their face amount. This resulted in gross proceeds of approximately US$331.0 million before accrued interest and an effective interest rate of 6.15%. The net proceeds from the sale of the new notes were used to repay in full Vidéotron's term loan of approximately $318.1 million under its bank credit facilities and to declare and pay a dividend of $54.6 million to Quebecor Media Inc. The remainder of such net proceeds will be used for other general corporate purposes. Financing costs of US$6.2 million were incurred for the transactions and will be amortized over the life of the financings. The new notes issued on November 19, 2004 were sold in private placements exempt from the registration requirements of the Securities Act of 1933. Vidéotron completed a registered exchange offer for the new notes on March 5, 2005. Consequently, the new notes form a single series with Vidéotron's existing US$335.0 million aggregate principal amount of 6 7/8% Senior Notes, and Vidéotron has US$650.00 million aggregate principal amount of its 6 7/8% Senior Notes, which are registered under the Securities Act of 1933, outstanding.

        As of December 31, 2004, we own a 100% voting and 100% equity interest in Vidéotron.

        For the year ended December 31, 2004, our cable operations generated revenues of $871.6 million and operating income of $341.2 million.

Broadcast Distribution Industry Overview

  Cable Television Industry Overview

        Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2003, there were approximately 6.9 million cable television customers in Canada, representing a basic cable penetration rate of 65.2% of homes passed. The Canadian cable television market is fairly concentrated with the four largest cable service providers serving 6.6 million customers, or approximately 96% of total basic cable customers. For the twelve months ended August 31, 2003, total industry revenue was estimated to be over $4.2 billion and is expected to grow significantly in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as high-speed Internet access and digital television services. The following table summarizes recent annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	1999	2000	2001	2002	2003	CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	$3.0	$3.3	$3.6	$3.9	$4.2	6.6%
Homes Passed	9.7	9.9	10.0	10.2	10.5	1.6%
Basic Cable Customers	7.3	7.3	7.2	7.0	6.9	(1.2%	)
Basic Penetration (%)	74.8%	73.6%	71.6%	68.7%	65.2%

	Twelve Months Ended November 30,
	2000	2001	2002	2003	2004	CAGR(2)
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$40.9	US$43.5	US$49.4	US$51.3	US$57.6	7.1%
Homes Passed	99.1	100.6	102.7	102.9	108.2	1.8%
Basic Cable Customers	69.3	73.0	73.5	73.4	73.6	1.2%
Basic Penetration (%)	70.0%	72.6%	71.6%	71.3%	68.0%

Source of Canadian data: CRTC. Source of U.S. data: NCTA, Nielsen Media Research, Kagan Research, and Broadband Cable Financial Databook 2004.

(1)
Compounded annual growth rate from 1999 until 2003.

(2)
Compounded annual growth rate from 2000 until 2004.

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

        A significant portion of Canada's cable television customers are based in Québec. As of August 31, 2003, Québec was home to approximately 24% of Canada's population and approximately 21.8% of its basic cable customers. Basic cable penetration in Québec, which was approximately 55.2% as of August 31, 2003, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec's population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available "off-air" in most of Québec's French-speaking communities. The arrival of a variety of French-language specialty programming not available "off air" contributed to a slight cable penetration increase in the 1990s. See "— Regulation" for more information on the regulatory framework governing Canada's cable industry.

  Expansion of Digital Distribution and Programming

        In order to compete with the DBS offerings, the cable industry began deploying digital technology which allows for a large number of programming channels and advanced services to be offered.

        In addition, in the last four years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. Since then, the CRTC has licensed dozens of Category Two additional programming licenses. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.

        In September 2001, Canadian cable service providers, including Vidéotron, significantly expanded their digital programming offering through the launch of many of the new digital channels licensed by the CRTC. From September 2001 to December 2003, we have launched over 30 new English-language and four new French-language digital channels, significantly increasing the programming offered to our digital customers. In 2004, we have launched 39 new channels, including four new French-language digital channels, six high definition channels, one ethnic channel and ten time shifting channels. We also launched 15 new audio channels in 2004. We have launched a French-language subscription video-on-demand service and intend to launch a similar English-language service in the first half of 2005. We believe the launch of these digital channels will help to improve the penetration of our digital television service among our customers.

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

        In January 2005, Vidéotron launched a new telephony service in Québec together with another wholly-owned subsidiary of Quebecor Media, Videotron Telecom, by joining our customer base with Videotron Telecom's telecommunication network and expertise. We expect that we will integrate Videotron Telecom's operations within the operations of Vidéotron in 2005, subject to the approval of the CRTC, as well as the satisfactory completion of discussions with our labor unions.

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

  •
  Pay-Per-View Service.  These channels allow customers to pay on a per-event basis to view a single showing of a recently released movie, a special sporting event or a music concert on a commercial-free basis. We offer both French-language and English-language pay-per-view services.

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

  •
  High-Speed Internet Access.  Leveraging our advanced cable infrastructure, we offer high-speed Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds more than 90 times the speed of a conventional telephone modem. As of December 31, 2004, we had 502,630 high-speed Internet access customers, representing 34.6% of our basic customers and 21.1% of our total homes passed. In addition, as of December 31, 2004, we had 23,973 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 48% as of December 31, 2004.

  •
  Digital Television.  As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer's home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico™ brand. In addition to providing high quality sound and image quality, illico™ offers our customers significant programming flexibility. Our basic digital package includes 24 television channels, 45 audio services providing CD quality music, 14 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as Self-Service, offers customers the ability to select more than 100 additional channels of their choice, allowing them to customize their choices among many specialty channels. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. As of December 31, 2004, we had 333,664 customers for our digital television service. Notwithstanding our digital television service, we intend to continue to offer analog cable service to our customers.

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

  •
  Video-On-Demand.  Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 97% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

  •
  Voice over IP.  In July 2004, we announced our intention to launch a telephony service using Voice over IP technology in Québec. In January 2005, technical field tests for our telephony service were completed successfully, and Vidéotron launched this service in selected areas. Vidéotron expects to continue to launch this service progressively among its other residential and commercial customers in 2005. Our new telephony service includes local and long-distance calling and permits our customers to access a host of other telephony services, such as enhanced 911 Emergency service, name and number caller ID and automatic call forwarding.

  •
  Other New Business Initiatives.  To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

        The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2000	2001	2002	2003	2004
Video services
Basic analog cable
Homes passed(1)	2,324,940	2,330,648	2,329,023	2,351,344	2,383,443
Basic customers(2)	1,552,131	1,510,408	1,431,060	1,424,144	1,452,554
Penetration(3)	66.8%	64.8%	61.4%	60.6%	60.9%
Digital cable
Digital customers	80,898	114,634	171,625	240,863	333,664
Penetration(4)	5.2%	7.6%	12.0%	16.9%	23.0%
Number of digital terminals	85,756	121,210	182,010	257,350	362,053
Data services
Dial-up Internet access
Dial-up customers	62,673	55,427	43,627	28,821	23,973
High-speed Internet access
Cable modem customers	140,302	228,759	305,054	406,277	502,630
Penetration(3)	6.0%	9.8%	13.1%	17.3%	21.1%

(1)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)
Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2000-2003, inclusive, were restated in order to permit such numbers to be compared to the 2004 number of basic customers.

(3)
Represents customers as a percentage of total homes passed.

(4)
Represents customers for the digital service as a percentage of basic customers.

        In the year ended December 31, 2004, we recorded a net increase of 28,410 basic cable customers. During the same period, we also recorded net growth of 96,353 customers of our high-speed Internet access service and 92,801 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service.

  Our New Telephony Service

        In January 2005, we launched our new telephony service using Voice over IP technology in selected areas, and we expect to continue to launch this service progressively among our other residential and commercial customers in Québec during 2005. Our new telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing.

        We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification.

        Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall.

        In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription.

  Video Stores

        Through Le SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 285 retail locations (of which 238 are franchised) and more than 1.65 million video club rental members. With approximately 154 retail locations located in our markets, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as high speed Internet access and digital television.

  Video-On-Demand Services

        Archambault Group, another subsidiary of Quebecor Media, was granted a video-on-demand service license by the CRTC in July 2002. Effective March 1, 2003, Vidéotron entered into an affiliation agreement with Archambault Group granting Vidéotron the non-exclusive right to offer Archambault Group's video-on-demand services to its customers. This agreement expires on August 31, 2008, which is also the expiration date of Archambault Group's CRTC license, but if Archambault Group obtains a renewed video-on-demand license from the CRTC, this agreement will be automatically renewed for a period equal to the length of this renewed license.

        In connection with this affiliation agreement, Vidéotron also entered into a video-on-demand services agreement with Archambault Group. Pursuant to this services agreement, Vidéotron has agreed to provide various technical services to Archambault Group to enable it to provide to Vidéotron's customers its video-on-demand services over Vidéotron's network.

  Pricing of Our Products and Services

        Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2004, the average monthly fees for basic and extended basic service were $21.89 and $35.45, respectively, and the average monthly fees for basic and extended basic digital service were $11.08 and $38.84, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

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

        Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $26.85
Extended basic analog cable	$25.57 – $39.19
Basic digital cable	$10.98 – $12.98
Extended basic digital cable	$24.98 – $67.98
Pay-television	$ 6.00 – $23.96
Pay-per-view (per movie or event)	$ 3.99 – $79.95
Video-on-demand (per movie or event)	$ 0.99 – $24.95
Dial-up Internet access	$ 9.95 – $22.95
High-speed Internet access	$24.95 – $69.95

Our Network Technology

        As of December 31, 2004, our cable systems consisted of approximately 8,500 km of fiber optic cable and 28,500 km of coaxial cable, passing approximately 2.4 million homes and serving approximately 1.55 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed, and one of the most advanced broadband networks in North America, with over 97% two-way capability at present.

        The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability
December 31, 2000	7%	21%	72%	92%
December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%

        Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or "off-air" reception quality and transmitted to the main headends by way of "off-air" links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. This connection is provided by Videotron Telecom through its inter-city fiber network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer's television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes.

        Since 1995, we have invested over $304.7 million in a modernization program to upgrade our network to enable us to develop and deploy new advanced products and services. This modernization program was substantially completed as of December 31, 2001. As a result, we are now able to deliver simultaneously over 70 analog channels and up to 250 digital channels in the greater Montréal area and in western Québec, and up to 42 analog channels and over 200 digital channels in other urban areas in Québec, and provide two-way capability throughout most of our network. In December 2003, we decided to upgrade our two-way capability network in Quebec City to increase the bandwidth from 480 MHz to 750 MHz or greater, and we estimate that $26.8 million of capital expenditures over the next two years will be required. We are also currently contemplating similarly upgrading our two-way capability network in central Québec. If we were to proceed with such upgrade, we estimate that approximately $15 million of capital expenditures over two years would be required. After completion of these upgrades, we expect that approximately 95% of our network will have a bandwidth of 750 MHz or greater. Further increase in bandwidth, up to 860 Mhz, in the Montréal region may be required as demand for higher speed in Internet access services grows and new high definition television channels are introduced.

        We have adopted the hybrid fiber coaxial network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable and Internet service penetration requires higher network capacity.

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

  •
  leverage the retail presence and other products offered within the Quebecor Media group, including the retail presence of Archambault Group, and within non-exclusive commercial retailers to cross-promote and distribute our cable and data services to our existing and future customers;

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

        Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems. We currently have five operational call centers and we are implementing various initiatives to improve customer service and satisfaction. For example, all of our customer service representatives and technical support staff are now trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. We have also implemented Web-based customer service capabilities. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

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

        Since September 2001, we have significantly expanded the programming available to our customers through the launch of over 55 English-language and eight French-language digital channels in digital format and 12 high definition digital channels. Furthermore, we believe the launch of these digital channels will help to increase the penetration of our digital television service among our customers.

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

Competition

        We face competition in the areas of price, service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive services, we may face additional competition. We operate in a competitive business environment which can adversely affect our business and operations. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to foreign DBS and pirate systems that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee.

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

  •
  DSL.  The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to high-speed Internet access over cable systems. We also face competition from providers of DSL services.

  •
  VDSL.  The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from ILECs, which are in the process of securing licenses to launch video distribution services using this technology.

  •
  Private Cable.  Additional competition is posed by satellite master antenna television systems known as "SMATV systems" serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

  •
  Other Cable Distribution.  Currently, a second cable operator offering analog television distribution and providing high speed Internet access service is serving multi-unit dwellings in the greater Montréal area.

  •
  Wireless Distribution.  Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer's premises.

  •
  Grey and Black Market DBS Providers.  Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of Canadian and foreign encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

  •
  Telephony Service.  Our new telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other Voice over IP telephony service providers and cellular telephone service providers.

Newspapers

        Through our newspaper publishing operations, we are the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media Corporation is also the second largest newspaper publisher in Canada, with a 21.6% market share in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association. We publish 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. Each of Sun Media Corporation's eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. We also publish 167 weekly newspapers and shopping guides and 18 other specialty publications, including two free daily commuter newspapers. We publish the second and third largest non-national dailies in Canada based on weekly paid circulation: Le Journal de Montréal, with a paid circulation of 1.9 million copies, and The Toronto Sun, with a paid circulation of 1.5 million copies. The combined weekly paid circulation of our daily newspapers is approximately 6.7 million copies.

        In addition, we provide a range of commercial printing and other related services to third parties through our national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

        Effective October 12, 2004, Sun Media Corporation's credit facility was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility by 0.25% per annum, with the possibility for a further reduction under certain circumstances. Similarly, the financial instruments used by Sun Media Corporation to hedge foreign exchange fluctuations related to the credit facility were amended, resulting in a reduction of approximately 0.21% per annum on the equivalent debt in Canadian dollars. As at December 31, 2004, the aggregate amount outstanding under the term loan B credit facility was US$201.0 million or Cdn$305.0 million converted at the applicable hedging foreign exchange rate. This reduction in interest rates is expected to result in annual savings of approximately $0.6 million.

        On December 2, 2004, Sun Media Corporation acquired 25% of the outstanding shares of Toronto 1, a television station in Toronto, Canada for total consideration, including acquisition costs, of $10.8 million, consisting of $2.8 million in cash and Sun Media Corporation's 29.9% interest in CP24, a 24-hour local news channel in Toronto, valued at $8.0 million. Sun Media Corporation recorded a net gain of $8.0 million on the disposal of CP24. TVA Group, also a subsidiary of Quebecor Media, acquired the other 75% of Toronto 1 for $32.4 million in cash.

        As of December 31, 2004, we own a 100% voting and a 100% equity interest in Sun Media Corporation.

        For the year ended December 31, 2004, our newspaper operations generated revenues of $888.1 million and an operating income of $227.8 million. For this same period, Sun Media Corporation derived 69.7% of its revenues from advertising, 19.2% from circulation, and 11.1% from commercial printing, distribution and operations.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is dominated by a small number of major newspaper publishers, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12 million copies. According to the Canadian Newspaper Association, our 21.6% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest Media Inc., with a 28.3% market share, and followed by Torstar Corporation (13.8%), Power Corporation (9.5%), Bell Globemedia (6.1%), and Osprey Media (6.0%).

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media Corporation's urban paid daily newspapers are tabloids.

        Newspaper companies derive revenue principally from advertising and circulation. According to industry sources, in 2003, the total Canadian daily newspaper industry revenue was $3.2 billion, with 79% derived from advertising and the remaining 21% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.5 billion in 2003, which represented approximately 22.0% of total Canadian advertising spending according to the Television Bureau of Canada. From 1994 to 2003, advertising revenues for daily newspapers increased at an average annual rate of 4.2%.

Advertising and Circulation

        Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are generally affected by changes in national and regional economic conditions. Recent statistics indicate that economic growth in Canada increased in 2004 relative to 2003. In addition, recent forecasts by the Bank of Canada project that economic growth will average approximately 3% in 2005 and 2006. The improvement in the Canadian economy is expected to result in increased advertising revenues for Sun Media Corporation.

        Advertising revenue is Sun Media Corporation's largest source of revenue and represented 69.7% of Sun Media Corporation's total revenues in 2004. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Sun Media Corporation's strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Sun Media Corporation's newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.

        Sun Media Corporation's principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (46% in the year ended December 31, 2004) followed by retail advertising (35% in the same period) and national advertising (17% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 46% of all of our classified advertising in terms of revenue for the year ended December 31, 2004. Retail advertising is display advertising principally placed by local businesses and organizations. Our retail advertisers are principally department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.

        In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2004, our top ten national advertisers accounted for approximately 7% of the total advertising revenue and approximately 5% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

        Circulation sales are the second-largest source of revenue for Sun Media Corporation and represented 19.2% of total revenues in 2004. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in every market, except Toronto, where The Toronto Sun is home-delivered only on Sunday and in certain designated areas on Saturday. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

        The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.

Newspaper Operations

        Sun Media Corporation operates its newspaper businesses in urban and community markets. A majority of its newspapers in the Community Newspaper Group are clustered around its eight paid urban dailies in the Urban Daily Group. Through our newspapers segment, we have strategically established our community newspapers near our regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.

  The Urban Daily Group

        On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.4 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank® 2003 Study.

        Our Urban Daily Group is comprised of eight paid daily newspapers, two free daily commuter publications, and four free weekly publications. With the exception of the broadsheet The London Free Press, the paid daily newspapers are tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes two distribution businesses, Messageries Dynamiques and Dynamic Press Group.

        Circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2003 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

        The following chart lists Sun Media Corporation's paid daily newspapers and their respective readership in 2003 as well as their market position by paid circulation during that period:

	2003 Average Readership
Newspaper				Market Position by Paid Circulation(1)
	Saturday	Sunday	Mon-Fri
Le Journal de Montréal	752,000	437,700	687,800	1
Le Journal de Québec	218,200	151,400	200,900	1
The Ottawa Sun	118,400	110,400	141,700	2
The Toronto Sun	635,900	978,500	858,800	2
The London Free Press	169,100	96,100	155,700	1
The Winnipeg Sun	97,900	105,500	125,400	2
The Edmonton Sun	149,200	181,600	183,300	2
The Calgary Sun	164,300	185,700	212,200	2

Total Average Readership	2,305,000	2,246,900	2,565,800

(1)
Based on paid circulation data published by the Audit Bureau of Circulations in March 2004 with respect to non-national newspapers in each market.

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

        The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Le Journal de Montréal
Saturday	314,700	314,600	312,500
Sunday	264,800	263,500	262,400
Monday to Friday	262,800	269,600	267,000

        Le Journal de Québec.    Le Journal de Québec is published seven days a week and is widely distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Le Journal de Québec
Saturday	123,200	124,300	124,100
Sunday	100,700	101,500	101,600
Monday to Friday	98,500	99,400	100,500

        The Ottawa Sun.    The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.

        The following chart reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Ottawa Sun
Saturday	45,100	44,700	44,200
Sunday	52,800	52,500	51,600
Monday to Friday	49,800	49,300	49,100

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

        The Toronto Sun is unique in that Monday to Friday circulation sales are solely from vending boxes and retail outlets and not from home delivery, as compared to its competitors. Home delivery is available on Sunday and in some designated areas on Saturday.

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

        The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Toronto Sun
Saturday	169,300	170,000	158,900
Sunday	350,700	357,000	339,700
Monday to Friday	203,500	200,200	192,600

        The London Free Press.    The London Free Press, one of Canada's oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

        The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The London Free Press
Saturday	112,200	111,900	108,300
Sunday	61,700	66,300	66,300
Monday to Friday	90,800	92,800	90,700

        During 2002, The London Free Press launched London This Week, a free weekly community newspaper with a circulation of approximately 105,000 copies, according to internal statistics. The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 146,000, according to internal statistics.

        The Winnipeg Sun.    The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.

        The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Winnipeg Sun
Saturday	45,100	42,800	41,200
Sunday	56,400	55,200	52,700
Monday to Friday	45,400	44,000	42,100

        The Edmonton Sun.    The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton's broadsheet daily, The Edmonton Journal.

        The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Edmonton Sun
Saturday	71,600	69,300	66,200
Sunday	102,000	98,700	95,400
Monday to Friday	72,200	69,800	68,900

        The Calgary Sun.    The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary's broadsheet daily, The Calgary Herald.

        The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Calgary Sun
Saturday	65,100	63,700	62,800
Sunday	97,500	95,400	94,400
Monday to Friday	65,300	64,400	64,200

        24 Heures.    In October 2003, Sun Media Corporation re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. The new publication is a free daily newspaper with an average weekday circulation of 118,200 copies, according to internal statistics. 24 Heures is a glossy, tabloid newspaper which competes with Metro, another free daily.

        24 Hours.    In November 2003, Sun Media Corporation launched a new commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation of 213,600 copies according to internal statistics. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area and competes with Metro. In December 2004, Sun Media launched Find-A-Rental, a free weekly residential rental guide, with an average weekly circulation of approximately 47,000 copies, according to internal statistics, to complement 24 Hours in Toronto.

        Competition.    In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media. The high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.

        Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec's two main urban markets, Montréal and Québec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with La Presse, owned by Power Corporation, The Gazette, owned by CanWest Publications Inc., The Metro, owned by Transcontinental and 24 Heures, owned by Sun Media.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.

        The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with The Toronto Star and to a lesser extent with The Globe & Mail and The National Post. There are also two free daily newspapers in Toronto: The Metro, which is owned by Torstar Corp., and 24 Hours, which is owned by Sun Media Corporation. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.

        Each of Sun Media Corporation's dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.

  The Community Newspaper Group

        In total, the Community Newspaper Group consists of nine daily community newspapers, 163 community weekly newspapers and shopping guides, and 16 agriculture and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2004 was approximately 2.8 million free copies and approximately 639,000 paid copies. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group in 2004:

Newspaper	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	12,100
Stratford Beacon Herald	Stratford, Ontario	10,430
The Daily Herald Tribune	Grande Prairie, Alberta	8,090
Simcoe Reformer	Simcoe, Ontario	7,610
St. Thomas Time-Journal	St. Thomas, Ontario	7,580
Woodstock Sentinel-Review	Woodstock, Ontario	6,850
Fort McMurray Today	Fort McMurray, Alberta	4,900
The Daily Miner & News	Kenora, Ontario	3,180
The Daily Graphic	Portage La Prairie, Manitoba	3,040

Total Average Daily Paid Circulation		63,780

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Québec	54
Ontario	49
Alberta	41
Manitoba	12
Saskatchewan	6
New Brunswick	1

Total Publications	163

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

Other Operations

  Commercial Printing and Distribution

        Sun Media Corporation's national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 25 web press and 10 sheet fed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 14 printing facilities for the daily publications, and 15 other printing facilities operated by the Community Newspaper Group in five provinces.

        Our third-party commercial printing provides us with an additional revenue source that utilizes existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

        The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques distributes dailies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,500 retail outlets through its operations in Québec. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more than 400 outlets in Québec.

        Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes catalogues, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with distribution to over nine million Canadian households.

  Television Station

        On December 2, 2004, Sun Media Corporation acquired 25% of the outstanding shares of Toronto 1, a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of Toronto 1. TVA Group, a subsidiary of Quebecor Media, acquired the other 75% of Toronto 1. The addition of Toronto 1 is expected to generate numerous opportunities for cross-promotions and for leveraging the brands of both Sun Media Corporation and Toronto 1 with consumers and advertisers in Canada's largest market place.

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

Raw Materials

        Newsprint is our second-largest expense, after salaries, and represents our largest raw material expense. Newsprint expense represented 15.9% of our total operating expenses for the year ended December 31, 2004. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including web width reduction, inventory management, controlling the mix of editorial versus advertising content, incentive programs and, when possible, advertising and circulation price increases.

        In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, we have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of substantially all of our newsprint purchases. This agreement enables us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds by combining our purchases with the Canadian purchases of Quebecor World, an affiliated company. This agreement is expected to satisfy most of our anticipated newsprint requirements through the end of 2005.

        Aside from newsprint, the only raw materials of significance to us are ink and press plates, which together accounted for approximately 2.4% of the total operating expenses from our newspaper publishing operation in 2004.

Broadcasting

        We are the largest privately-owned broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the Bureau of Broadcast Measurement (BBM) People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 29% market share of French-speaking viewers in the Province of Québec in 2004 and according to the Canadian TVB Report for the same period, we had approximately 45% of television advertising spending for French-speaking viewers in Québec in 2004. In 2004, we aired seven of the ten most popular TV programs in the Province of Québec, including Star Académie, Occupation Double, Gala Metrostar and Fortier. In 2004, we had 25 of the top 30 French-language television shows during prime time according to BBM People Meters data. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable providers across Canada, enabling us to reach a significant portion of the French-speaking population in Canada.

        Through various subsidiaries, we control or participate in the following six satellite to cable or analog specialty programming services: Le Canal Nouvelles, or LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico™ sur Demande, a multilingual video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada's Political Channel, a national bilingual public affairs programming service, and Canal TVAchats, a French-language infomercial and tele-shopping channel. The CRTC allows "analog specialty services" to be distributed both via conventional analog cable and digital set-top-boxes.

        The CRTC has authorized almost 300 Category Two digital specialty services for which carriage is optional, and 21 Category One digital specialty services that cable and satellite service operators are required to carry. "Digital speciality services" are television, essentially thematic, services for which the CRTC has restricted distribution to the public via digital set top boxes only. Cable operators cannot distribute these services on conventional analog cable. We and our subsidiaries obtained control over 12 of the new digital specialty services and equity participation in one digital service. TVA Group has a dominant position in each service. As of December 31, 2004, approximately 46 English-language services and three of the French-language services had been launched. Two of the three French-language services were launched by TVA Group: Argent and Mystère (Rue 13).

        On December 2, 2004, TVA Group acquired 75% of the outstanding shares of Toronto 1, a television station in Toronto, Canada for $32.4 million in cash. Sun Media, also a subsidiary of Quebecor Media, acquired the other 25% of Toronto 1 for $2.8 million in cash and Sun Media's 29.9% interest in CP24, a 24-hour local news channel in Toronto. Toronto 1 was launched by Craig Media Inc. in September 19, 2003 under the first English-language conventional television license granted for Toronto in almost 30 years. The license was granted on April 8, 2002 with an expiration date of August 31, 2008. Toronto 1's signal is broadcast from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, Toronto 1 is distributed on cable by Rogers Communications Inc. throughout Toronto on the coveted dial position of channel 15. Toronto 1 is also available on satellite across Canada on ExpressVu and Star Choice.

        As of December 31, 2004, we own a 99.9% voting interest and a 39.7% equity interest in TVA Group.

        For the twelve-month period ended December 31, 2004, our television operations generated revenues of $358.0 million and operating income of $80.5 million.

Canadian Television Industry Overview

        Canada has a well-developed cable television market that provides viewers with a range of viewing alternatives.

        There are four French-language broadcast networks in the Province of Québec: Societé Radio-Canada, Réseau TQS, Télé-Québec and TVA Group. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Company, known as CBC. Global Television Network and CTV are privately held commercial networks. CBC and Societé Radio-Canada are government-owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Québec also have access to U.S. networks, either directly over the air or via broadcast distributors.

        Drama and comedy programming is the most popular genre with French-speaking viewers, with news and other information programming being the second most popular. Viewing trends by French-speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs. According to the Bureau of Broadcast Measurement and the CRTC and based on a new measurement methodology using audimetry instead of surveys, viewing of Canadian programs by French-speaking viewers was approximately 66% in 2002-2003.

        The following table sets forth the relative audience share of French-language viewers in the Province of Québec in 2004:

Network	Share of Province of Québec Television
TVA Group	29%
Societé Radio-Canada	13%
Réseau TQS	13%
Télé-Quebec	3%
French-language specialty cable channels	28%
Others	14%

Source: BBM People Meters 2004 (data is based on a new measurement methodology using audimetry instead of surveys).

New Television Policy since 2002: Digital TV

        On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will be voluntary, market-driven and without mandated deadlines. Licensees who wish to use digital television facilities to provide programming consisting essentially of a simulcast of their existing analog services will qualify for licensing. The CRTC will give fast track consideration to applications by existing over-the-air broadcasters. Should an existing broadcaster fail to apply for a transitional digital television license within a reasonable period, or otherwise demonstrate that it is not prepared to move to digital broadcasting on a timely basis, the CRTC may consider applications by prospective new entrants predicated on the Department of Industry's spectrum allotment. In the coming months, TVA Group intends to apply for a digital television license and is currently converting its operating facilities to digital technology.

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

        A majority of our programming is produced by our wholly-owned subsidiary, JPL Production Inc. Through JPL Production Inc., we produced approximately 1,500 hours of original programming in 2004. Its programming consists primarily of soap operas, variety shows and quiz shows.

        The remainder of our programming is comprised of foreign and independently produced programming.

Specialty Broadcasting

        Through various subsidiaries, QMI controls or participates in numerous satellite to cable programming services, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA(1) 99.9%
• Canal Évasion	French	TVA 8.3%
• CPAC	French and English	V(2) 21.7%
Category One Digital Specialty Services:
• MenTV	English	TVA 51.0%
• Mystery (13th Street)	English	TVA 50.0%
• Mystére (13e rue)	French	TVA 99.9%
• Argent (LCN — Affaires)	French	TVA 99.9%
Pay Per View Services (Terrestrial & direct broadcasting satellite):
• Canal Indigo	French	TVA 20.0%
Video-on Demand Services:
• illico™ sur Demande	French and English	AG(3) 100%

(1)
QMI controls TVA Group, which controls most of the programming services.

(2)
QMI controls Videotron, which controls most of the programming services.

(3)
QMI controls Archambault Group, which controls most of the programming services.

  Le Canal Nouvelles LCN

        Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air on September 8, 1997 and had 1.7 million customers as of August 31, 2004. LCN's revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.

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

  Mystery TV

        Mystery TV (formerly called 13th Street) is a national English-language Category 1 specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre-specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries. This newly implemented channel started broadcasting in fall 2004.

  Mystère

        Mystère (formerly called 13ieme rue) is a national French-language Category 1 specialty television service devoted to mystery and suspense programming. This programming service is a French-language equivalent of "Mystery TV". However, it also offers reruns of well known indigenous Quebec series.

  Argent

        Argent officially started broadcasting on February 21, 2005. Argent broadcasts economic, business and personal finance news. This channel benefits from the expertise and knowledge of TVA Group's news team, as well as TVA Group's presence in every Québec region. Argent is developing a unique niche by offering a business-focused product that has never before been attempted in Québec's television market. Argent is providing an essential service in Québec's economy by promoting businesses of all sizes and explaining and commenting on the business and financial news that will impact Québec's economic future.

  Canal Indigo

        Canal Indigo is a pay-per-view television service that offers mainly blockbuster feature films which have been exhibited in theatres as well as Canadian-based events targeting the French-language market.

  Canadian Public Affairs Channel (CPAC)

        Through a consortium of cable operators, QMI has a 21.7% equity interest in the Canadian Public Affairs Channel (CPAC), a national bilingual public affairs programming service showing House of Commons debates and consisting exclusively of long-form programming focusing on local, regional, national and international civic affairs.

  Home Shopping Service/Infomercials

        TVA Group also owns 100% of Home Shopping Service Canada, a programming service that the CRTC has exempted from licensing requirements. In April 1998, we signed an agreement with Home Shopping Service S.A., a subsidiary of Groupe M6 of France, to pursue a joint venture called Home Shopping Service Canada. Through this agreement, we operate La Boutique TVA, a daily one-hour home tele-shopping service broadcast on the TVA Network. We also operate Canal TVAchats, a 24-hour infomercial and tele-shopping channel. On March 18, 2003, TVA Group purchased from Home Shopping Service S.A. its 50% interest in Home Shopping Service Canada.

  Authorized Digital Specialty Services

        In December 2000, TVA Group became authorized to operate three Category One Digital Specialty Services: Argent (LCN Affaires), a national French-language specialty service devoted to the economy, business and personal finance; Télé Ha! Ha!, a national French-language service devoted to humor and comedy; and Mystère (13e rue), a national French-language service consisting of mystery, fantasy, suspense and horror. TVA Group also obtained five Category Two services: Digipix, a national English-language service dedicated to experimental digital audio-visual productions; Front Row, a national English-language pay television service comprising of a mix of documentaries, mini-series, music specials / shows, and feature films; Game One, a national French-language service dedicated exclusively to video games; Game One, a national English-language service dedicated exclusively to video games; and Première Loge, a national French-language pay television service including documentaries, shows, mini-series and movies. Another subsidiary of Quebecor Media also obtained authorization to operate three digital Category Two programming services: Téléservice, a national French-language service providing practical advice and useful information on do-it-yourself projects, home maintenance and related topics; Canal F, a national French-language service devoted to the life and interests of women; and Le Canal Nature, a national French-language service devoted to animals and their environment.

        As of December 31, 2004, Mystère and Argent have been launched. We intend to offer another already licensed Category Two service in 2005. However, the CRTC may not renew its December 2000 authorizations for those other programming services that were not launched after November 24, 2004.

Advertising Sales and Revenue

        We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2004, we derived approximately 70% of our advertising revenues from national advertisers and 30% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Province of Québec French-language broadcast television advertising market was 45% in 2004.

Book and Magazine Publishing

        In connection with the acquisition of Groupe Vidéotron, we also acquired TVA Publishing, a subsidiary of TVA Group that was formed when TVA Group acquired Trustar Limited, or Trustar, in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women's magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Rénovation-Bricolage, Clin d'oeil, Filles d'aujourd'hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publishing. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. TVA Publishing, which now includes all of the operations of Publicor, represents approximately 88% of newsstand sales of French-language magazines in Québec and owns and operates 43 weekly and monthly publications. TVA Publishing is the leading publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.

Leisure and Entertainment

        Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the archambaultzik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), and music recording (through Musicor, a division of Archambault Group) as well as book publishing in the academic, literary and general literature categories (through seven publishing houses: Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor, TVA Publishing and CEC Publishing) and book distribution (through Québec-Livres). Our Leisure and Entertainment segment generated revenues of $241.7 million and operating income of $22.7 million for the twelve-month period ended December 31, 2004.

Music, Book, Software and Magazine Retail

        Archambault Group is the largest chain of music and book stores in Québec with 17 retail locations, consisting of 13 Archambault megastores, three Camelot-Info stores and one Paragraphe bookstore. Archambault Group is also one of the largest computer books and software retailers, through Camelot-Info Inc. Archambault Group's products are also distributed through its websites archambault.ca, camelot.ca and paragraphbooks.com. In January 2004, Archambault Group launched a new music downloading service, known as archambaultzik.ca, with per-track fees.

        Archambault Group through Select, is also the largest independent music distributor in Canada. Select has over 850 artists, mostly French- speaking. Archambault Group is a wholesaler serving approximately 500 locations in Québec through its Trans-Canada division. In 2004, Musicor, the music recording division of Archambault Group, sold more than 650,000 CDs, including approximately 207,000 Star Academie 2004 CDs and approximately 275,000 CDs of Marie Élaine Thibert, the 2003 Star Academie runner-up.

        On November 1, 2004, Archambault Group launched Groupe Archambault France S.A.S., a new producer, publisher and distributor of cultural content in Europe, and announced a contract with Warner Music France.

        We are also involved in book publishing and distribution through several publishing houses forming Québec's largest book publishing group. In 2004, we published, reissued and reprinted a total of 636 titles and sold over 2.5 million copies. Through Québec-Livres, our book distribution division, we operate one of the largest book distributors in Québec and represent several Québec-based publishers. We distribute French-language books to approximately 1,400 retail outlets in Canada.

Video-On-Demand Services

        Archambault Group owns a video-on-demand service licensed by the CRTC. Vidéotron and Archambault Group have established both an affiliation agreement, pursuant to which Vidéotron was granted the non-exclusive right to offer Archambault Group's video-on-demand services to customers of Vidéotron, and a video-on-demand services agreement, pursuant to which Vidéotron provides administrative services to Archambault Group. See "— Cable."

Ownership

        We own 100% of the issued and outstanding shares of Archambault Group.

Business Telecommunications

        Videotron Telecom is a provider of a full range of business telecommunications services, including local switch dial tone service, long distance, high speed data transmission, Internet connectivity and Internet hosting, to customers that include businesses and governmental end users and other telecommunications service providers in Canada. Videotron Telecom's regional network has over 9,000 km/cable in Québec and 2,000 km/cable in Ontario and reaches most large and medium sized users of telecom services in the metropolitan areas of Québec and Ontario. Videotron Telecom's extensive network supports direct connectivity with networks in Ontario, eastern Québec, the Maritimes and the United States.

        Videotron Telecom is focusing its development efforts on its core customer base, i.e. telecommunications local and long distance carriers, wholesalers of long distance telecommunications services, wireless operators and Internet service providers, and other high-end users of business telecommunication services. In addition, Videotron Telecom has entered into several contracts with Vidéotron for the provision of telecommunications services. In 2004 Videotron Telecom was awarded a major outsourcing contract for computer hosting and telecommunication managed services of Quebecor World Inc.'s North American infrastructure.

        In July 2004, Videotron Telecom and Vidéotron announced their intention to launch a telephony service using voice over IP technology in Québec. The service was officially launched in January 2005 following a trial period. For more information on this service, see "— Cable."

        In November 2004, Quebecor Media announced its plans to integrate the operations of Videotron Telecom into Vidéotron in 2005. The integration is intended to accelerate the deployment of Vidéotron's new residential telephone service (Voice over IP).

        Our business telecommunications segment generated revenues of $78.6 million and operating profit of $22.6 million for the twelve-month period ended December 31, 2004.

Ownership

        We own a 100% voting and a 100% equity interest in Videotron Telecom.

New Media Services

Interactive Technologies and Communications

        Through our ownership interest in Nurun, we provide interactive communication and technology services in North America and Europe. Nurun employs more than 480 professionals, and helps companies and other organizations develop interactive strategies, including without limitation strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun's clients include organizations and multi-national corporations, such as L'Oréal, the Groupe DANONE, Cingular Wireless, Club Med, Pfizer, SkyTeam, Thomas Cook, Pleasant Holidays, Telecom Italia, Europcar, Wanadoo, Canal+, the Government of Quebec and the State of Georgia. Our Interactive Technologies and Communications segment generated revenues of $51.9 million and operating income of $2.3 million for the twelve-month period ended December 31, 2004, in each case excluding the revenues from the discontinued operations of Mindready Solutions.

        On April 28, 2004, Nurun acquired Ant Farm Interactive, an interactive marketing agency located in Atlanta, Georgia, for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years and, subject to certain conditions, the issuance of Nurun Common Shares in 2007 or an equivalent cash consideration, at Nurun's option. The transaction strengthened Nurun's positioning in the U.S. market and enhanced its capabilities in the fields of interactive marketing and online customer relationship management. Ant Farm Interactive serves a prestigious customer list.

        In response to a partial takeover bid for Mindready Solutions shares, a total of 6.75 million Common Shares held by Nurun were sold for a cash consideration of $7.8 million, of which $4.4 million was received on May 27, 2004, the closing date of the bid. The balance was paid on February 23, 2005. The transaction left Nurun with a 9.6% interest in Mindready Solutions, which interest was subsequently sold in March 2005.

  Ownership

        We own approximately 57.3% of the issued and outstanding shares of Nurun. In separate transactions in May 2004 and March 2005, Nurun sold its interest in Mindready Solutions. As of December 31, 2003, Nurun had a 66.7% interest in Mindready Solutions.

Internet/Portals

        Canoe (formerly Netgraphe Inc. or Netgraphe) is an integrated company offering e-commerce, information, communication and IT consulting. Canoe owns the CANOE portals network, which, according to comScore Media Metrix issued in September 2004, is accessed by over 6.2 million Internet users per month. Canoe also owns Jobboom Publishing, Quebec's leader in employment and career publishing, and the IT-consulting firm Progisia Informatique. Brought together, Canoe's complementary operations form one of the most complete portfolios of Internet-related properties in Canada. Our Internet/Portals segment generated revenues of $34.5 million (approximately $8.1 million relating to Canoe's consulting services operations and $26.4 million relating to its Internet services operations) and operating income of $4.5 million for the year ended December 31, 2004.

        The CANOE network includes all of Canoe's information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitutes a large portion of Canoe's annual revenues.

  Media Properties

        Canoe's media properties include the following portals and destination sites:

  •
  CANOE (canoe.qc.ca and canoe.ca), a bilingual, integrated media and Internet services network and one of Canada's leading Internet portals with more than 340 million page views per month;

  •
  La Toile du Québec (toile.com), the first French-language navigational guide in Canada and Québec's leading portal with approximately 75,000 indexed sites and more than 60 guides;

  •
  Webfin Argent and Canoe Money (argent.canoe.com and money.canoe.ca), a financial Web site which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Webfin Argent website was redesigned in early 2005 in partnership with TVA's new financial channel Argent);

  •
  TVA Group and LCN (tva.canoe.com and lcn.canoe.com), dedicated Web sites for the TVA television network and the LCN all-news channel; and

  •
  Several Web sites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca).

  E-commerce Properties

        Canoe's e-commerce properties include the following sites:

  •
  Jobboom.com, a unique Web-based employment site with over 1.3 million members, which also includes Jobboom Formation, an Internet directory of continuing education services;

  •
  Autonet.ca, Canada's leading sites devoted entirely to cars;

  •
  ReseauContact.com and flirt.canoe.ca, a bilingual dating and friendship site with one million unique visitors per month, over 800,000 registered members and 100,000 active members generating more than 100 million page views per month; and

  •
  Classifiedextra.ca and Classeesextra.ca, Canada's largest classified ad sites, through which visitors can view classified ads from 150 Canadian newspapers.

  Ownership

        In 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share. In the course of a number of transactions carried out in 2004, minority interests in Netgraphe directly owned by minority shareholders were acquired for an aggregate consideration of approximately $25.2 million. Netgraphe shares were delisted from the Toronto Stock Exchange shortly thereafter. In the wake of these transactions, the subsidiary changed its name to Canoe Inc., as of December 31, 2004.

        As of December 31, 2004, we hold, directly and indirectly, a 100.0% voting interest (97.8% as of December 31, 2003) and a 91.7% (75.5% as of December 31, 2003) equity interest in Canoe.

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

        Compliance with these laws has not had, and management does not expect it to have, a material effect on our capital expenditures, net income or competitive position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any such property.

Regulation

Ownership and Control of Canadian Broadcast Undertakings

        Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the CRTC regulates and supervises all aspects of the Canadian broadcasting system.

        The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation's directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Vidéotron and TVA Group are qualified Canadian corporations.

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

        In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. In September 2003, the Canadian government announced it intended to launch an expedited analysis of these reports and this issue, but to date the results of that analysis have not been publicly announced and no changes have been made or proposed. We cannot predict what, if any, changes will result from these reports.

Jurisdiction Over Canadian Broadcasting Undertakings

        Vidéotron's cable distribution undertakings and TVA Group's programming activities are subject to the Broadcasting Act (Canada) and regulations made under the Broadcasting Act (Canada) that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of Vidéotron's and TVA Group's undertakings are also subject to the Radiocommunication Act (Canada), which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

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

        On September 1, 2000, the CRTC introduced a new policy regarding Canadian television. While the overall Canadian content requirements remain the same, the new policy required broadcasters to broadcast a minimum of eight hours per week of priority programming during prime time, from 7:00 p.m. to 11:00 p.m. To permit greater flexibility in meeting these requirements, the definitions of priority programs and prime time have been expanded. Priority programming now includes Canadian-produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming. Quantitative commitments and fixed spending requirements have been eliminated. In addition, the CRTC has invited television broadcasting companies to request the removal of any spending requirements pertaining to specific Canadian programming categories embodied in the conditions of their respective licenses.

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

  Broadcasting License Fees

        Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two fees. One fee allocates the CRTC's regulatory costs for the year to licensees based on a licensee's proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for a broadcasting distribution undertaking, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $175,000. Our broadcasting distribution activities are subject to both fees. In January 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the Canadian Association of Broadcasters.

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

        Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC's exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. The CRTC has issued a proposed exemption order in June of 2004, and we have filed for revocation of license for three networks that will benefit from the exemption by having reduced administrative costs and regulatory burdens.

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

        In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over-the-air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage could be phased out once 85% of a particular broadcasting distribution undertaking's customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format. A further proceeding to establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals was initiated in August 2004. It will also establish a framework to govern the distribution of such services by broadcasting distribution undertakings. It is expected that this policy will be made public after the first quarter of 2005. According to the CRTC, the time period during which broadcasters and distributors will have to provide services in both analog and digital formats will depend on the speed with which customers convert from analog to digital. A shorter transition period will reduce the overall costs of the transition for both broadcasters and distributors.

        In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We still hold a separate license for each of our 35 cable systems with greater than 2,000 customers and have never failed to obtain a license renewal for those cable systems.

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

        As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada.

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules, which require cable systems with more than 6,000 customers (Class 1 cable systems) operating in a French- language market to offer each analog French-language Canadian specialty service licensed, other than certain religious programming services, to the extent of availability of channels. Moreover, all Canadian specialty channels, other than Category 2 digital specialty channels, must be carried by broadcast distributors with more than 2,000 customers (Class 1 and Class 2 cable systems) when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty channels than might otherwise be secured through negotiation. However, Category 2 digital specialty channels do not benefit from any regulatory assistance to guarantee distribution on cable or DTH satellite distribution undertakings apart from the requirement that a distributor offer at least five non-related Category 2 digital specialty channels for every Category 2 digital specialty channel it distributes in which it owns, directly or indirectly, more than 10% of the equity.

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

    A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

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

  •
  Inside Wiring Rules.  The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Because the CRTC did not establish a fee for the use of the inside wire until September 2002, Vidéotron negotiated a fee for the use of inside wire owned by Câblage QMI in February 2002. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. As a result, the CRTC, on October 9, 2002 ordered Câblage QMI and Vidéotron to comply with the inside wiring access rules. Vidéotron continues to operate under this order.

  Rates

        Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

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

        For all but two of Vidéotron's service areas, the basic service fees for our customers have been deregulated.

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

  Winback Restrictions

        In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, that prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. These rules require us and other incumbent cable companies to refrain for a period of 90 days from: (a) directly contacting customers who, through an agent, have notified their cable company of their intention to cancel basic cable service; and (b) offering discounts or other inducements not generally offered to the public, in instances when customers personally initiate contact with the cable company for the purpose of canceling basic cable service. In August of 2004 (Public Notice CRTC 2004-62), the CRTC has decided that it will no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings. However, the CRTC has also determined that the winback rules should continue to apply to incumbent cable companies with respect to their dealings with individual customers who reside in multiple unit dwellings. The CRTC has further determined that incumbent cable companies are prohibited from initiating communication with residents of a multiple unit dwelling for a period of 90 days from the date on which a new entrant enters into an access agreement to provide service in the multiple unit dwelling. Moreover, the CRTC now requires incumbent cable companies to refrain from the targeted marketing of all residents of a multiple unit dwelling, or from offering them discounts or other inducements not generally available to the public, for a period of 90 days following the date on which a new entrant enters into an access agreement to offer services in the multiple unit dwelling.

        In February 2001, the CRTC also announced similar "winback" restrictions on certain cable operators, including Vidéotron, in the Internet service market. These restrictions limit cable operators' ability to "win back" Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer's switch.

  Copyright Board Proceedings

        Certain copyrights in radio, television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

  Royalties for the Retransmission of Distant Signals

        Following the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

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

        Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, applies for distant radio signal transmission. All of Vidéotron's undertakings operate in French-language markets. Recently, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2000 to 2008. In December 2003, the 2003 tariff was extended indefinitely on an interim basis until the Copyright Board rules on the proposed tariff, and a hearing in respect of the proposed tariff has been scheduled for October 2005.

  Royalties for the Transmission of Pay and Specialty Services

        In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to "communicate protected works to the public by telecommunication." Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN) the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

        In February 2001, the Copyright Board rendered a decision that set the royalty rates payable pursuant to Tariff 17A for 1996 to 2000. The royalty payable by small transmission systems was $10 per year. The monthly royalty payable by transmission systems (other than small transmission systems) for the signals of Canadian and American pay services was 2.1% of the transmitter's affiliation payments to these services in 1996 and 1.8% for the remainder of the tariff period. For all other signals transmitted, the monthly royalty payable by a transmitter is based on the total number of premises served in the system's licensed area and varies from $0.028 to $0.095 for 1996 to $0.044 to $0.155 for 2000. Royalties payable by a system located in a French-language market are calculated at a rate equal to 85% of the rate otherwise payable. Starting in 2001, SOCAN requested substantial increases to the Tariff 17A royalty rates, while several objectors requested changes to the tariff structure and royalty calculations. Starting in 2001, the royalty rates that had been approved for 2000 were continued on an interim basis pending a decision of the Copyright Board on SOCAN's proposed Tariff 17A.

        In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no French-language discount. SOCAN has agreed that the 2005 tariff will continue on the same basis as in 2004, except for a proposed royalty rate of 2.1%.

  Royalties for Pay Audio Services

        The Copyright Board of Canada rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.115% and 5.265% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period fixed by the Board at 5.56% and 2.63%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market during this period are calculated at a rate equal to 85% of the rate otherwise payable.

        In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.35% and 5.85%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.17% and 2.95%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. Consequently, there are retroactive royalty obligations owed by us since 2003. Along with all of the other broadcasting distribution undertaking and programming services, we are in the process of settling and paying these retroactive obligations to SOCAN and NRCC.

  Tariff in Respect of Internet Service Provider Activities

        In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers in respect of composers'/publishers' rights in musical works communicated over the Internet to Internet service providers' customers.

        SOCAN's proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting and caching. SOCAN's tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet.

Canadian Telecommunications Services

  Jurisdiction

        The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed "telecommunications common carriers" under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed "Broadcast Carriers."

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

  Application of Canadian Telecommunications Regulation

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

        In addition, the CRTC regulates the provision of telephony services in Canada. On May 1, 1997, the CRTC established the regulatory framework for the provision of competitive local telephony services in Canada. Among the key elements of this framework are: a technical form of interconnection based on a co-carrier (i.e., peer-to-peer) relationship between the ILEC and CLECs; mutual compensation for traffic termination (including Bill & Keep compensation at low levels of traffic imbalance); effective deregulation of CLEC retail service offerings with the exception of certain social obligations such as the provision of enhanced 911 service; and the imposition of a series of regulatory safeguards on the ILECs to protect against anti-competitive conduct on their part, including retail tariffing requirements, service bundling restrictions and winback restrictions.

        Videotron Telecom, which has been operating as a CLEC under the framework described above for several years, is providing the underlying local network interconnection services for our residential local telephony offering. In this capacity, Vidéotron is acting as a reseller of Videotron Telecom's CLEC services. In a series of rulings dating back to 1997, the CRTC has established that virtually all of the significant regulatory obligations imposed upon CLECs flow through to their resellers, and our residential local telephony offering has been designed on this basis.

        In early 2004, the CRTC launched a regulatory proceeding to consider the advent of local telephony services using Voice over IP technology, and more specifically whether the existing framework for local telephony competition needed to be modified to accommodate these services. A public hearing was conducted in September 2004, and a decision is pending. Because our recently launched telephony service satisfies the current requirements that are applied to the provision of conventional switched local telephone service, we do not believe that any new regulation imposed by the CRTC will prevent us from offering our Voice over IP telephony service. If, however, the CRTC forbears from the regulation of Voice over IP telephony service entirely, or substantially lessens the competitive safeguards applicable to the ILECs, or creates unduly favorable conditions for non-facilities-based Voice over IP service providers, then our Voice over IP offering may have to be substantially altered.

  Right to Access to Telecommunications and Hydro-Electric Support Structures

        The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. The Supreme Court of Canada, however, has held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

        We have entered into an agreement for access to the support structures of hydro-electricity utilities in Québec running through December 2005. This agreement is currently being renegotiated for the period commencing in 2006. In Ontario, in response to an application by the Canadian Cable Telecommunications Association, or the CCTA, the Ontario Energy Board, or the OEB, issued a decision on March 7, 2005 establishing uniform terms and conditions of access to electricity distribution structure for the purpose of transmitting cable services, including an annual pole rental charge of $22.35, retroactive to January 1, 1997. While we have limited facilities located in Ontario directly affected by the OEB's decision, the rates and terms and conditions for support structure access set therein will very likely influence negotiations with Québec electricity utilities for the period commencing in 2006.

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

  Competitive Digital Network Access Service

        In 2002, the CRTC issued Telecom Decision CRTC 2002-34 in which, among others things, it ordered ILECs to introduce a Competitive Digital Network Access (CDNA) service for the exclusive use of the ILEC competitors. The initial purpose of this service was to provide access between an end-customer premise to a competitor's switch within the same ILEC serving wire centre area or to the ILEC serving wire centre, at a reduced cost-based rates. The CRTC also initiated in 2002 a proceeding (Telecom Public Notice CRTC 2002-4) to examine the ILEC proposed CDNA tariffs and several issues related to the CDNA service.

        On February 3, 2005, the CRTC issued its decision (Telecom Decision CRTC 2005-6) on the outstanding issues related to the CDNA service, now renamed the Competitor Digital Network (CDN) service. This decision substantially expanded the range of network elements and configurations eligible for inclusion in the CDN service, for example to include intraexchange and certain interexchange channels, as well as access facilities terminating at locations other than end-customer premises. These CDN tariffs inevitably constitute a benchmark in the wholesale market as telecommunication service providers request that the equivalent digital network services provided to them be competitively priced to the new, lower CDN prices. Consequently, alternative suppliers of equivalent digital network services, like Vidéotron Télécom, are severely impacted.

  Local Interconnection Regime

        In a decision issued on July 14, 2004 (Telecom Decision CRTC 2004-46), the CRTC approved a comprehensive rationalization on the interconnection regime between ILECs and CLECs. Among the significant changes are the creation of large Local Interconnection Regions (LIRs, each comprising many individual telephone exchanges) as the new elementary geographic unit for local interconnection, and the consolidation of various interconnection trunk groups between LECs. These changes are permitting Videotron Telecom to consolidate its points of interconnection, thereby saving interconnection costs and facilitating a more rapid geographic expansion in support notably of Videotron Telecom's local telephony deployment objectives.

  Access by Third Parties to Cable Networks

        In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.

        On July 6, 1999, the CRTC required certain of the largest cable operators, including Vidéotron, to submit tariffs for high-speed Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. Some of our tariff elements, most notably the per end-user rate we may charge to third-party Internet service providers, were approved by the CRTC on an interim basis in August 2002. A revised cost study for our per end-user rate was filed with the CRTC in August 2004 and is under consideration. Other tariff elements, most notably those related to our interconnection architecture and service charges, were approved by the CRTC on an interim basis in November 2004. Other technical, operational and business policies to implement access services have been addressed by the CRTC Interconnection Steering Committee, or CISC, and technical tests have been concluded.

        Final tariff rates for our per end-user charge to Internet service providers and our other third-party interconnection service charges will be established pursuant to CRTC follow-up proceedings currently under way. We expect that interconnection by third-party Internet service providers to our cable network will commence in 2005.

        Until third-party access to our cable network is provided, the CRTC requires certain of the largest cable operators, including Vidéotron, to allow third-party retail Internet service providers to purchase for the purpose of resale its retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by Vidéotron to its cable customers during a one-month period. This resale obligation will cease to be mandated once facilities-based access is available to Internet service providers.

  Foreign Ownership Restrictions

        In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to the telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry. However, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. Indicating in its response to the Industry Committee's report that it had the responsibility to determine how best to reconcile the committees' conflicting recommendations, the Canadian government undertook to launch an expedited analysis of this question, however, the process has not been formally initiated.

Canadian Publishing

        Federal and provincial law do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than a "Canadian issue of a Canadian newspaper". For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as "Canadian issues of Canadian newspapers" and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

Organizational Structure

        The following chart illustrates the relationship among Quebecor Media and its significant subsidiaries as of December 31, 2004, all of which were incorporated or organized in Canada or in various Canadian provinces. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries. Where applicable, the number on the left indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the right indicates the percentage of voting rights held.

        This chart is a simplification of our corporate structure and omits certain of our subsidiaries.

        Quebecor Inc., a communications holding company, owns 54.72% of Quebecor Media and Capital CDPQ owns 45.28% of Quebecor Media. Quebecor Inc.'s primary assets are its interests in Quebecor Media and Quebecor World Inc., which we refer to as Quebecor World, one of the largest commercial printers in the world. Capital CDPQ is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund manager with approximately $110.9 billion in net assets under management.

Property, Plants and Equipment

        Our corporate offices are located in leased space at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8.

        We own several buildings in Montréal, the largest of which is located at 405 Ogilvy Avenue (with 297,000 square feet). The primary headend for our cable operations is located at 150 Beaubien Street, Montréal, Québec, Canada H2X 3W4 (with approximately 27,850 square feet). Vidéotron also own a building of approximately 40,000 square feet in Quebec City where its regional headend for the Quebec City region is located. Vidéotron also owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices. Vidéotron generally leases space for the business offices and retail locations for the operation of its video stores.

        Our newspapers' properties are owned by Sun Media. Sun Media's principal business office is located at 333 King Street East, Toronto, Ontario. Our community newspapers operate from various owned and leased facilities located in the communities in which they serve, with building space totaling approximately 805,000 square feet. The following table presents the addresses and sizes of the main facilities and other buildings of our eight urban dailies. No other single property used in the Newspapers segment exceeds

50,000 square feet. Details are provided regarding the square footage Sun Media occupies, primary use of the property and current press capacity. Unless stated otherwise, Sun Media owns all of the properties listed below.

Address	Use of Property	Press Capacity(1)	Floor Space (sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant — The Toronto Sun	4 Metro presses (32 units) and 1 Metroliner press (8 units)	239,500
London, Ontario 369 York Street	Operations building, including printing plant — The London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (8 units)	150,100
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant — Le Journal de Montréal	3 Metro presses and 1 Cosmo press (37 units)	162,000
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — The Calgary Sun	1 Headliner press (7 units)	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	2 Urbanite presses (22 units)	73,900
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — The Winnipeg Sun	1 Urbanite press (15 units)	63,400
Edmonton, Alberta 9300-47 Street	Printing plant — The Edmonton Sun	1 Metro press (8 units)	50,700
Edmonton, Alberta 4990-92 Avenue	Operations building (leased until Dec. 2013) — The Edmonton Sun	n/a	45,200
Ottawa, Ontario 6 Antares Drive	Operations building — The Ottawa Sun (leased until Oct. 2013)	n/a	19,300
Gloucester, Ontario 4080 Belgreen Drive	Printing plant — The Ottawa Sun	1 Urbanite press (14 units)	22,600

(1)
All presses described are manufactured by Goss Graphic Systems. A "unit" is the critical component of a press that determines color and page count capacity. All presses listed have between six and 15 units.

        Our television broadcasting operations are mainly carried out in Montréal in five buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publishing.

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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Quebecor Media Inc., a subsidiary of Quebecor Inc. ("Quebecor"), was incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada's largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

OVERVIEW OF 2004

        In 2004, Quebecor Media expanded into new geographic markets, developed new products, introduced promising new services, and streamlined its corporate structure. Strategic planning and business decisions continued to be guided by Quebecor Media's overall convergence strategy.

  •
  Following a trial period with 2,000 customers in the fall of 2004, Vidéotron and Videotron Telecom officially launched a Voice over IP, which we refer to as VoIP, telephone service on January 24, 2005. Vidéotron became the first major cable company in Canada to offer consumers residential telephone service over cable.

  •
  TVA Group and Sun Media Corporation entered Canada's English-language television market with the acquisition of television station Toronto 1, while Le SuperClub Vidéotron expanded its Canadian retail network by buying virtually all the assets of Jumbo Entertainment Inc.

  •
  Videotron Telecom was awarded an outsourcing contract to host and manage Quebecor World's servers and communications software for North America.

  •
  Quebecor Media took Netgraphe private. Nurun closed the sale of its interest in Mindready Solutions in order to focus on its core interactive technologies and communications business, which was strengthened by the acquisition of Ant Farm Interactive, a company based in Atlanta, Georgia.

  •
  Archambault Group launched Groupe Archambault France S.A.S., a new producer, publisher and distributor of cultural content in Europe.

  •
  Vidéotron paid down its term loan with the proceeds from a US$315.0 million issue of long-term notes, eliminating its mandatory debt payment commitments. Vidéotron also raised the borrowing limit on its revolving credit facility by $350.0 million and amended the terms and conditions in order to secure greater financial flexibility, particularly regarding the payment of dividends to Quebecor Media.

        The Company generated revenues of $2.46 billion in 2004, an increase of $164.3 million (7.1%) compared with 2003. All segments without exception contributed to the higher revenues. Operating income grew by $85.4 million (14.0%) to $697.2 million, largely because of the Cable segment's strong performance. Quebecor Media recorded net income of $88.2 million in 2004, compared with $203.9 million in 2003. Excluding unusual items, which include a $153.7 million gain on the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom, recorded in 2003, net income would have increased by $26.2 million (45.5%) in 2004.

        The Cable segment's revenues grew by $66.6 million (8.3%) in 2004 and its operating income increased by $65.9 million (23.9%). The customer base for Vidéotron's cable Internet access and illico Digital TV services grew by 96,300 (23.7%) and 92,800 (38.5%) respectively in 2004 to 502,600 and 333,700. Vidéotron recorded a net gain of 28,500 customers for all its cable television services combined in 2004, after posting net losses in the previous five years. Vidéotron's operating margin, expressed as a percentage, was 39.1% in 2004 compared with 34.2% a year earlier. Net monthly average revenue per user ("ARPU") rose 6.5% from $43.68 in 2003 to $46.50 in 2004.

        The Newspapers segment increased its revenues by $42.2 million (5.0%) in 2004, mainly because of the favourable impact of the acquisition of the assets of Annex Publishing & Printing Inc. ("Annex Publishing & Printing"), which closed in November 2003, and higher advertising revenues. Operating income totalled $227.8 million in 2004 compared with $224.8 million in 2003. The performance of the urban dailies and community newspapers, combined with the acquisition of Annex Publishing & Printing, more than offset the operating losses of the free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 HoursTM in Toronto.

        The Broadcasting segment generated revenues of $358.0 million in 2004, a $17.1 million (5.0%) increase from 2003. Revenues from broadcasting operations grew by $25.6 million, primarily as a result of higher advertising revenues, which more than offset a decrease in revenues from distribution and publishing operations. Operating income was $80.5 million compared with $81.5 million in the 2003 financial year, reflecting the investments made in the Toronto 1 television station, the launch of the Mystère digital specialty channel, and two new magazines. The TVA Network had 27 of the 30 top-rated television programs in Québec in the 2004 fall season as compared to 20 of the 30 top-rated programs for the same period in 2003. According to BBM People Meter survey results, TVA Network's audience share reached 30% in the same period.

        The Leisure and Entertainment segment posted total revenues of $241.7 million in 2004, a $36.7 million (17.9%) growth. Operating income rose $8.0 million (54.4%) from $14.7 million in 2003 to $22.7 million in 2004. These results were primarily due to increased revenues at Archambault Group and higher figures recorded for CEC Publishing Inc. ("CEC Publishing") following the increase in Quebecor Media's interest in the business from 50% to 100%.

        In the Business Telecommunications segment, revenues increased by $0.9 million to $78.6 million and operating income by $8.2 million to $22.6 million in 2004, largely because of the impact of the outsourcing contract with Quebecor World.

        The revenues of the Interactive Technologies and Communications segment rose $7.1 million (15.8%) to $51.9 million in 2004 and the segment's operating income doubled to $2.3 million.

        The Internet/Portals segment's revenues increased $6.3 million (22.3%) to $34.5 million in 2004 and its operating income increased $1.4 million (45.2%) to $4.5 million, due to the excellent performance of the general-interest and special-interest portals, particularly jobboom.com.

SUBSEQUENT EVENTS

        On February 14, 2005, the Board of Directors of Quebecor Media declared a dividend of $5.0 million, which was paid to shareholders on February 24, 2005.

CHANGES IN CORPORATE STRUCTURE

        On December 2, 2004, TVA Group and Sun Media Corporation announced that they had closed the acquisition of television station Toronto 1 for $43.2 million, following approval by the CRTC. The transaction includes a total cash consideration of $35.2 million and the transfer of Sun Media Corporation's 29.9% interest in CP24, a Toronto all-news station. The acquisition positions Quebecor Media strategically in the Toronto market, the largest television market in Canada and one of the largest advertising markets in North America.

        On July 9, 2004, Le SuperClub Vidéotron closed the acquisition of virtually all the assets of Jumbo Entertainment Inc. for a cash consideration of $7.2 million. Jumbo Entertainment operates a cross-Canada chain of 105 video and games rental and retail stores.

        On May 27, 2004, in response to a partial takeover bid for Mindready Solutions, a total of 6.75 million Common Shares of Mindready Solutions held by Nurun were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance in February 2005. As of December 31, 2004, Nurun retained a 9.6% interest in Mindready Solutions, which interest was subsequently sold in March 2005.

        On May 25, 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe (which is now known as Canoe Inc.) for $0.63 per share. In the course of a number of transactions carried out in 2004, minority interests in Netgraphe were acquired for an aggregate cash consideration of $25.2 million. Netgraphe shares were delisted from the Toronto Stock Exchange shortly thereafter. Since January 1, 2005, the subsidiary has been operating under the name Canoe.

        On April 28, 2004, Nurun acquired Ant Farm Interactive, an interactive marketing agency located in Atlanta, Georgia (United States), for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years and, subject to certain conditions, the issuance of Nurun Common Shares in 2007 or an equivalent cash consideration, at Nurun's option.

        On December 22, 2003, Quebecor Media closed an agreement to acquire the Preferred Shares held by The Carlyle Group in 3662527 Canada Inc. (the parent company of Videotron Telecom) for a consideration with an estimated value of $125.0 million.

        On December 19, 2003, Videotron Telecom sold its Mensys Business Solutions Center Ltd. subsidiary ("Mensys Business Solutions Center") for a cash consideration of $2.0 million.

        On November 3, 2003, Sun Media Corporation closed the acquisition of the press assets of Annex Publishing & Printing for a cash consideration of $34.2 million.

        On October 15, 2003, Quebecor Media closed the acquisition of the 50% equity interest in CEC Publishing held by Hachette S.A., for a cash consideration of $15.0 million.

        In the third quarter of 2003, the operations of Le SuperClub Vidéotron, previously part of the Leisure and Entertainment segment, were transferred to the Cable segment. Results for corresponding periods of 2003 and 2002 have been reclassified to reflect the change.

        In May 2003, Sun Media Corporation closed the sale of its interests in businesses it operated in Florida (United States) and British Columbia for a cash consideration of $22.4 million.

        On March 14, 2003, Nurun disposed of its interest in Nurun Technologie S.A. for a cash consideration of $0.3 million.

        In 2003, the Company increased its interest in Archambault Group from 94.5% to 100.0% for a cash consideration of $2.7 million.

        Following business sales made by the Newspapers and Interactive Technologies and Communications segments in 2003 and 2004, the operating results and cash flows of the two segments for prior periods have been reclassified, in accordance with the recommendations in Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook"), in order to present the operating results and cash flows of Mindready Solutions, Sun Media Corporation's business operations in Florida and British Columbia, and Nurun Technologie S.A. as separate line items for discontinued operations on the income and cash flow statements.

        In December 2002, Vidéotron increased its interest in Télé-Câble Charlevoix (1977) inc. for a cash consideration of $2.0 million.

        In May 2002, following the sale of Publicor by Quebecor Media to TVA Group, all of the Company's magazines were brought together under TVA Publishing Inc. ("TVA Publishing"). The sale strengthened TVA Publishing's position as the largest magazine publisher in Québec.

        In 2002, Videotron Telecom purchased some of the assets of 360networks inc. and Stream Intelligent Networks Corporation for a cash consideration of $4.1 million.

        Quebecor Media's share in the earnings of some of its subsidiaries has varied over the past three years. Quebecor Media's share, through its subsidiaries, in the earnings of Canoe, which had stood at 75.3% following the swap of CANOE's assets in exchange for Netgraphe stock in March 2001, has been 91.7% since Netgraphe was taken private in September 2004. Effective December 31, 2004, Netgraphe's corporate name was changed to Canoe.

        During the financial years ended December 31, 2004, 2003 and 2002, Quebecor Media's interest in TVA Group increased as a result of the subsidiary's share repurchase and cancellation programs. In 2004, 1,892,500 Class B Non-Voting Shares were repurchased under those programs for a cash consideration of $41.0 million. In 2003 and 2002, 1,452,200 and 557,100 Class B Shares were repurchased under the same programs for cash considerations of $25.8 million and $7.9 million respectively. The share repurchases increased Quebecor Media's interest in TVA Group's results from 35.5% at January 1, 2002 to 39.7% at December 31, 2004.

        Quebecor Media has direct and indirect controlling interests in two public companies. As of December 31, 2004, Quebecor Media held, directly or indirectly, 57.26% and 99.91% of the voting rights of Nurun and TVA Group respectively.

OPERATING RESULTS

        In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, gains (losses) on sales of businesses and other assets, net gain (loss) on debt refinancing and on the repurchase of redeemable Preferred Shares of a subsidiary, write-down of goodwill, and income taxes. Non-controlling interest and the results of discontinued operations are not considered in the computation of operating income.

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

        The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company's definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

        The operating income and free cash flow for operations of Quebecor Media and its business segments are reported on pages 69 to 86 of this Annual Report.

2004/2003 FINANCIAL YEAR COMPARISON

        Quebecor Media recorded revenues of $2.46 billion in 2004, an increase of $164.3 million (7.1%) from $2.30 billion in 2003. Each of the Company's business segments reported higher revenues: revenues rose $66.6 million (8.3%) in the Cable segment, $42.2 million (5.0%) in the Newspapers segment, $36.7 million (17.9%) in the Leisure and Entertainment segment, $17.1 million (5.0%) in the Broadcasting segment, $7.1 million (15.8%) in the Interactive Technologies and Communications segment, $6.3 million (22.3%) in the Internet/Portals segment, and $0.9 million (1.2%) in the Business Telecommunications segment.

        Operating income grew $85.4 million (14.0%) from 2003 to $697.2 million, mainly because of a $65.9 million (23.9%) increase in operating income in the Cable segment due primarily to customer base growth and to the increased profitability of the Internet access and illico Digital TV services. Higher operating income was also recorded by the Business Telecommunications segment ($8.2 million), Leisure and Entertainment segment ($8.0 million), Newspapers segment ($3.0 million), Internet/Portal segment ($1.4 million) and Interactive Technologies and Communications segment ($1.2 million), more than offsetting a decrease in one segment, Broadcasting ($1.0 million).

        Net income was $88.2 million in 2004, compared with $203.9 million in the previous year, a decrease of $115.7 million. Excluding unusual items, which include a $153.7 million gain recognized in 2003 on the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom, net income would have increased by $26.2 million (45.5%), mainly because of the $85.4 million improvement in operating income which was partially offset by increases of $49.9 million in the income tax expense and $14.5 million in financial expenses.

        The amortization charge was relatively stable at $225.9 million in 2004, compared with $226.6 million in 2003.

        Financial expenses totalled $314.6 million in 2004, compared with $300.1 million in 2003. The $14.5 million increase reflects the recording of a $6.8 million loss on the value of a financial instrument which ceased to be effective and a $1.2 million foreign-exchange loss on the unhedged portion of the long-term debt, compared with recognition of a $22.0 million gain in 2003. The impact of these factors was partially offset by a decrease in financial expenses resulting from lower debt levels and other factors.

        Quebecor Media recorded a $2.8 million charge for restructuring of operations, impairment of assets and other special charges in the 2004 financial year, compared with $1.8 million in 2003. Compensation payments and legal fees paid in connection with the settlement of disputes related to the implementation of a restructuring program in the Business Telecommunications segment that began in 2001 accounted for $2.0 million of the charge recorded in 2004.

        The Company recorded a gain on disposal of businesses and other assets of $9.3 million in 2004 resulting mainly from a gain on the transfer of Sun Media Corporation's 29.9% interest in CP24 as a consideration in respect of the acquisition of Toronto 1 television station. In 2003, a $1.1 million loss was recorded for this item on the sale of the Mensys Business Solution Center subsidiary in the Business Telecommunications segment.

        In 2004, the Company recorded a $4.8 million loss on debt refinancing and on repurchase of Preferred Shares of a subsidiary resulting from recognition of financial instruments at fair value following refinancing in the Cable segment in October 2004. In 2003, the Company recorded a net gain of $144.1 million for this item, including a gain of $153.7 million, without any tax consequences, realized on the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom, and a gain of $7.5 million on the refinancing of Sun Media Corporation in February 2003, which were partially offset by a $17.1 million loss related to the refinancing of Vidéotron in October 2003.

        Income tax expense increased by $49.9 million in 2004, mainly as a result of higher pre-tax income (excluding the net gain on repurchase of Preferred Shares of a subsidiary, without any tax consequences) and the recognition in 2003 of previously unrecorded tax benefits totalling $45.0 million, compared with an amount of $23.7 million recorded for this item in 2004. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant income tax expenses between now and the year 2008, except in respect of its TVA Group subsidiary. Therefore, the Company's consolidated income tax expense should consist mainly in future income taxes and Part 1.3 large corporation taxes, with the exception of income tax payable by TVA Group.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

        The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiary. Pursuant to the indentures, Nurun has been designated an "Unrestricted Subsidiary."

        Following the privatization of Canoe in September 2004 and the repurchase at the end of 2003 by Quebecor Media of the redeemable Preferred Shares held by The Carlyle Group, Canoe, 3662527 Canada Inc. (the parent company of Videotron Telecom) and its Videotron Telecom subsidiary were redesignated "Restricted Subsidiaries." For the purpose of the reporting of the financial condition and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiary, the figures for 2003 and 2002 have been reorganized to reflect the impact of the new designations.

RESTRICTED SUBSIDIARIES

        In 2004, the Company and its Restricted Subsidiaries generated revenues of $2.41 billion, compared with $2.25 billion in 2003, and operating income of $694.9 million, compared with $610.7 million in the previous year.

Cable segment

        Vidéotron ltée, a wholly owned subsidiary of Quebecor Media, is the largest cable operator in Québec and the third-largest in Canada. Its state-of-the-art network passes 2.4 million homes and serves approximately 1.45 million subscribers, including 333,700 subscribers to its illico Digital TV service. Vidéotron is also involved in interactive multimedia development and Internet Service Provider ("ISP") services, with nearly 527,000 subscribers to its cable modem and dial-up Internet access services. Its Le SuperClub Vidéotron stores are engaged in sales and rentals of DVDs, video cassettes and video games.

        The Cable segment recorded revenues of $871.6 million in 2004 compared with $805.0 million in 2003, a $66.6 million (8.3%) increase.

        Internet access services continued to post strong growth in 2004 with revenues of $222.5 million, an increase of $39.2 million (21.4%) from 2003. The improvement was mainly due to customer-base growth.

        The revenues of the illico Digital TV service, excluding related services, rose $52.5 million (60.9%) to $138.7 million. In 2004, as in the second half of 2003, the strong performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. The combined revenues of all cable television services increased by $17.9 million (3.2%) to $576.8 million due to the impact of customer-base growth, higher rates, sales of more lucrative packages and the favourable impact of the introduction of the illico on-Demand service. Those favourable factors were, however, partially offset by decreased equipment rental and other revenues and the unfavourable impact of the recognition of installation revenues over the average period of time customers subscribe to the cable service.

        The year 2004 saw substantial growth in the customer base for Vidéotron's services. The number of customers for cable Internet access services totalled 502,600 at the end of 2004 compared with 406,300 one year earlier, an increase of 96,300 customers (23.7%). The illico Digital TV service registered an increase of 92,800 customers (38.5%), from 240,900 at the end of 2003 to 333,700 at the end of 2004, the largest annual customer-base growth, in absolute terms, since the service was launched at the beginning of 1999. Analog cable television services lost 64,400 customers in 2004, compared with decreases of 76,100 and 136,400 in 2003 and 2002 respectively. The combined customer base for all of Vidéotron's cable television services thus increased by 28,400 in 2004, compared with decreases of 7,000 and 79,300 in 2003 and 2002. It was the first net annual increase in customers for cable television services in five years. At the end of 2004, the illico Digital TV service had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 23.0% compared with 16.7% one year earlier.

        Vidéotron's net monthly ARPU ("average revenue per user") rose 6.5% to $46.50 in 2004 compared with $43.68 in 2003.

        The Cable segment generated total operating income of $341.2 million. The $65.9 million (23.9%) increase was due primarily to the increase in the customer base, higher rates, and lower operating costs because of the reversal of reserves for legal disputes concerning copyrights ($4.7 million) and other factors. As well, operating margins were increased by lower bandwidth costs because of the renegotiation of the service agreement with Videotron Telecom ($5.9 million) and royalty adjustments ($3.7 million). These favourable factors more than offset the impact on profitability of decreases in other revenues and increases in some operating expenses, including advertising and promotion costs.

        The segment's operating margin for all operations, stated as a percentage, increased to 39.1% in 2004 compared with 34.2% in the previous year.

        Le SuperClub Vidéotron registered revenues of $48.3 million. The $8.0 million (19.8%) increase was mainly due to the favourable impact of the acquisition of Jumbo Entertainment. Higher royalties and annual fees, strong results at the MicroplayTM video game stores, and higher retail revenues were also factors.

        Le SuperClub Vidéotron generated operating income of $13.2 million in 2004 compared with $9.3 million in 2003. The $3.9 million (41.9%) increase was due in large part to the recognition in 2003 of a charge related to the shortening of the amortization period for videocassettes owned by Le SuperClub Vidéotron, as well as the impact of the acquisition of Jumbo Entertainment and the higher revenues from royalties and annual fees.

        Under the Company's accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions, in order to promote customer recruitment and generate recurring revenues over an extended period. Table 1 below shows operating income before the cost of subsidies granted to subscribers on equipment sales and their impact on the segment's results.

Table 1: Cable segment
Operating income
(in millions of Canadian dollars)

	2004	2003	2002
Operating income before cost of equipment subsidies to customers	$377.9	$310.9	$266.7
Cost of equipment subsidies to customers	(36.7)	(35.6)	(31.2)

Operating income	$341.2	$275.3	$235.5

        The Cable segment generated free cash flow from operations of $189.0 million in 2004 compared with $88.7 million in 2003, a $100.3 million increase (see Table 2). The additional $135.0 million contribution from operating activities (including $65.9 million from higher operating income and $64.2 million from decreased use of funds for non-cash balances related to operations) more than offset the $32.8 million increase in additions to property, plant and equipment related to ongoing network expansion and upgrading programs, and the development of new services.

Table 2: Cable segment
Free cash flow from operations
(in millions of Canadian dollars)

	2004	2003	2002
Cash flow from operating activities before undernoted item	$291.7	$220.4	$168.8
Net change in non-cash balances related to operations	19.0	(45.2)	57.8

Cash flow from operating activities	310.7	175.2	226.6
Additions to property, plant and equipment	(123.1)	(90.3)	(93.0)
Proceeds from disposal of assets	1.4	3.8	4.1

Free cash flow from operations	$189.0	$88.7	$137.7

        On January 24, 2005, Vidéotron and Videotron Telecom, the Business Telecommunications subsidiary, launched a Voice over IP telephone service in Québec. Vidéotron became the first major cable company in Canada to offer consumers residential telephone service over cable. Capital investments for this project, excluding customer acquisition costs, are expected to total $80.0 million over four years. Client acquisition costs are estimated at $250 per customer. This project leverages the expertise and extensive infrastructures of Vidéotron and Videotron Telecom in Québec. Quebecor Media announced plans to integrate Videotron Telecom's operations into Vidéotron in order to accelerate the roll out of the new telephone service. Among other things, the integration of Videotron Telecom into Vidéotron is subject to CRTC approval.

        On July 9, 2004, Le SuperClub Vidéotron closed the acquisition of virtually all the assets of Jumbo Entertainment, which operates a cross-Canada chain of 105 video and games rental and retail stores under the Jumbo VideoTM, Jumbo Video New ReleasesTM, MicroplayTM, and StarstruckTM names. The combination of the complementary properties of Le SuperClub Vidéotron and Jumbo Entertainment created one of Canada's largest video and games rental and retail chains.

        In 2004, Vidéotron twice upgraded file transfer speeds on its High-Speed and ExtremeTM High-Speed Internet services. These services now support download speeds of 5.1 mbps and 6.5 mbps respectively, faster by 65% and 63% than the previous speeds of 3.1 mbps and 4.0 mbps. Vidéotron made investments totalling nearly $40.0 million in its Internet access infrastructure and its two-way broadband HFC (hybrid fibre-optic/coaxial cable) network during 2004. Vidéotron's Internet access customers continue to enjoy service that ranks among the best and the most economical in North America. Vidéotron also accelerated the roll out of its WiFi service, which makes it possible to connect to the Internet from any location where there is a Vidéotron wireless high-speed Internet access point. Finally, Vidéotron launched its Speed-on-Demand service, which lets Vidéotron's cable Internet customers increase their access speed for periods as short as 48 hours.

        In the cable television segment, Vidéotron launched Super Écran sur demande and announced the addition of 24 new channels to illico Digital TV, including three French-language channels (Mystère, RIS and TFO), three English-language specialty services (Fine Living, Discovery Kids and Talk TV), three regional sports channels (Rogers Sportsnet Ontario, West and Pacific) and 15 Galaxie digital music channels.

Newspapers segment

        In the Newspapers segment, Sun Media is Canada's largest national chain of tabloids and community newspapers. It publishes daily newspapers in 8 of the 10 largest markets in the country. In all, Sun Media Corporation publishes 19 dailies, including two free dailies in Toronto and Montréal, and 183 community weeklies and specialty publications across Canada. Sun Media Corporation is also engaged in the distribution of newspapers and magazines. In addition, it offers commercial printing and related services to other publishers through its national printing and production platform. Sun Media Corporation holds a 25% interest in the Toronto 1 television station in Ontario, acquired at the end of 2004.

        The Newspapers segment's revenues amounted to $888.1 million in 2004 compared with $845.9 million in 2003, an increase of $42.2 million (5.0%). Advertising and circulation revenues rose 5.5% and 3.0% respectively, while distribution revenues grew 7.7%. Revenues increased by $22.9 million (3.6%) at the urban dailies and by $25.4 million (10.3%) at the community newspapers. The latter increase was largely due to the acquisition of Annex Publishing & Printing in the fourth quarter of 2003, which added $13.0 million in revenues in 2004.

        Operating income rose $3.0 million (1.3%) from $224.8 million in 2003 to $227.8 million in 2004. The urban dailies (excluding the free dailies) and the community newspapers increased their operating income by $6.0 million (3.3%) and $5.6 million (9.7%), respectively, due to the strong performance of the publications and, in the case of the community newspapers, the contribution of newly acquired Annex Publishing & Printing. Seven of the eight urban dailies improved their operating profits. These strong results more than offset a $7.1 million increase in the operating losses of the free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 HoursTM in Toronto. The launch of the Toronto paper in 2003 and the introduction of a new concept for the Montréal paper accounted for the larger losses. However, the two dailies increased their revenues significantly in 2004 on the strength of average quarterly growth rates of approximately 40.0% over the year.

        In 2004, Sun Media Corporation generated free cash flow from operations in the amount of $159.2 million compared with $211.0 million in 2003 (see Table 3), a $51.8 million decrease. The change in non-cash balances related to operations translated into a $9.7 million injection in 2004, whereas it generated $25.2 million in 2003, a negative variation of $34.9 million. The decline in free cash flow from operations was also due to current income tax credits received in 2003.

Table 3: Newspapers segment
Free cash flow from operations
(in millions of Canadian dollars)

	2004	2003	2002
Cash flow from continuing activities before undernoted item	$187.1	$199.8	$211.8
Net change in non-cash balances related to operations	(9.7)	25.2	(9.3)

Cash flow from continuing operating activities	177.4	225.0	202.5
Additions to property, plant and equipment	(18.8)	(14.3)	(9.9)
Proceeds from disposal of assets	0.6	0.3	2.3

Free cash flow from operations	$159.2	$211.0	$194.9

        As reported in greater detail under "Broadcasting segment" below, Sun Media Corporation acquired a 25.0% interest in Toronto 1 on December 2, 2004, in consideration of which it paid $2.8 million in cash and transferred its 29.9% interest in the Toronto all-news station CP24 to CHUM Limited. The transaction generated a net gain of $8.0 million. The linkage between Toronto 1 and Sun Media Corporation's dailies will create numerous opportunities for promotional synergies and cross-selling to consumers and advertisers in Canada's largest advertising market. Toronto 1's results are included in the Broadcasting segment.

Broadcasting segment

        TVA Group is the largest private producer and broadcaster of French-language entertainment, information and public affairs programming in North America. It is sole owner of six of the ten television stations in the TVA Network, of the analog specialty channel Le Canal Nouvelles TVA ("LCN") and of the digital specialty channels Mystère and Canal Argent. It holds a 75% interest in the English-language analog station Toronto 1.

        TVA Group also holds interests in two other TVA Group affiliates, in the "Canal Évasion" specialty channel, the Indigo pay-per-view service, and the English-language digital specialty channels MENTV and Mystery. In addition, TVA Group is engaged in teleshopping services. Its TVA Publishing subsidiary, the largest publisher of French-language magazines in Québec, publishes general-interest and entertainment weeklies and monthlies. Its TVA Films subsidiary distributes films and television products in Canada's English- and French-language markets.

        The Broadcasting segment's revenues increased by $17.1 million (5.0%) to $358.0 million in 2004. Revenues from broadcasting operations rose by $25.6 million, mainly because of growth in advertising revenues due primarily to higher rates and slightly more commercial airtime. The revenues of LCN and the English-language specialty channels also increased in 2004. In addition, the recognition of revenues from teleshopping activities and Toronto 1 as a result of the acquisition of 50% of TVAchats inc. in 2003 and of Toronto 1 in 2004, were a favourable factor in the broadcasting revenue increase. Distribution revenues, which had been exceptionally high in 2003 because of the significant impact of the hit film The Pianist, decreased by $6.6 million. However, the decline in revenues generated by the new TVA Films catalogue was moderated by the success of the film Dans une galaxie près de chez-vous in 2004. Revenues from the old TVA International catalogue were also lower in 2004 than in 2003. Publishing revenues decreased by $1.3 million due to lower newsstand sales, which were partially offset by increased sales of advertising.

        Operating income amounted to $80.5 million in 2004 compared with $81.5 million in 2003. Operating income from broadcasting operations rose $3.7 million as a result of the growth in revenues, which more than offset higher programming costs, increases in some operating costs, and a decrease in subsidies and tax credits. The improvement in operating income from broadcasting operations would have been $5.0 million were operating losses associated with the launch of the digital channel Mystère and the acquisition of Toronto 1 excluded. Operating income generated by distribution operations declined $0.9 million, mainly as a result of the significant decrease in revenues, which was not entirely offset by reduced operating costs. Operating income from publishing operations decreased by $3.4 million in 2004 due primarily to the lower revenues, to costs associated with the launch of two new magazines during the year, and to higher distribution expenses.

        On December 2, 2004, TVA Group and Sun Media Corporation announced the closing of the acquisition of the television station Toronto 1 for $43.2 million. TVA Group paid a cash consideration of $32.4 million for a 75.0% interest in the station; Sun Media Corporation covered the balance of the purchase price in consideration for a 25.0% interest. The Toronto advertising market offers attractive opportunities for growth. The acquisition is an important step in creating a platform for TVA Group outside its traditional markets, thus expanding its audiences and advertiser lists.

        During the 12-week fall period from August 30 to November 21, 2004, 27 of the 30 top-rated shows in Québec were on the TVA Network as compared to 20 of the 30 top-rated programs for the same period in 2003. According to BBM survey results, the TVA Network had an audience share of 30%, more than its two main rivals, Radio-Canada (15%) and TQS (13%) combined.

        On October 21, 2004, TVA Group launched the digital specialty service Mystère, an all-fantasy/suspense channel which programs a wide selection of Canadian and foreign series. Mystère is wholly owned by TVA Group and is carried by most digital television distribution services.

        The 2004 season of the popular variety series Star Académie helped TVA Group maintain its impressive television audience share. According to the BBM survey, the 10 Sunday-evening Star Académie galas attracted an average of 2,719,000 viewers compared with 2,409,000 in the previous year, an average increase of 12.9%.

Leisure and Entertainment segment

        The Company's operations in the Leisure and Entertainment segment consist primarily of:

  •
  Retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the archambaultzik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), and music recording (through Musicor, a division of Archambault Group);

  •
  Book publishing in the academic, literary and general literature categories (through seven publishing houses: Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor, TVA Publishing and CEC Publishing) and book distribution (through Québec-Livres).

        The Leisure and Entertainment segment recorded total revenues of $241.7 million in 2004, an increase of $36.7 million (17.9%) from $205.0 million in 2003 due primarily to higher revenues at Archambault Group and higher figures recorded for CEC Publishing since Quebecor Media increased its interest in the business from 50% to 100% in October 2003.

        The revenues of Archambault Group rose 14.3% on the strength of a substantial 25.6% increase in revenues from distribution and recording operations and an 8.9% increase in retail sales. The increase in revenues from Archambault stores more than offset the adverse impact of the closing of two Camelot-Info stores at the end of 2003 and early 2004.

        The strong performance of distribution operations was driven by the diverse, high-calibre catalogue of music titles distributed exclusively by Select, many of which are hits in Québec. According to data compiled by Nielsen Soundscan, Select distributed 15 of the 20 top-selling French-language albums of 2004 and 26 of the top 40. Best-selling titles distributed by Select in 2004 included CDs released by established stars and up-and-coming artists, such as Marie-Élaine Thibert, Corneille, Jean-Pierre Ferland, Isabelle Boulay and Laurence Jalbert, as well as the Star Académie 2004 album and the CD from the musical comedy Don Juan. The Star Académie phenomenon continued to generate excellent sales figures in 2004; successful solo albums were released by several artists from the popular show, all produced by Musicor and distributed by Select.

        The Books segment's revenues increased 34.6% in 2004 due primarily to higher figures recorded for CEC Publishing, the full results of which were recognized in 2004, versus 50% prior to the buyout in the fourth quarter of 2003 of the 50% interest held by Hachette S.A. CEC Publishing's revenues also increased 12.0% on a comparable basis in 2004 due to the favourable impact of educational reform (for which new school books were required) in Québec. Revenues from distribution operations (Québec-Livres) rose 4.1% in 2004.

        Operating income totalled $22.7 million in 2004 compared with $14.7 million in 2003, an increase of $8.0 million (54.4%). The strong growth stemmed mainly from the performance of CEC Publishing and the recognition of 100% of its results following the buyout of interest in the business in 2003, as well as the 22.2% increase in operating income generated by Archambault Group due primarily to the favourable impact of revenue growth, which more than compensated for increases in some operating costs, including selling and administrative expenses.

        On November 1, 2004, Archambault Group announced a partnership with Warner Music France to launch Groupe Archambault France S.A.S., a new producer, publisher and distributor of cultural content in Europe. The establishment of Archambault Group's wholly owned European subsidiary is part of a strategy designed to create a gateway between Europe and Québec, particularly for music. The goals of the partnership agreement include promoting Archambault Group's signed artists and other talent in European markets and providing a solid marketing infrastructure for producers and artists who want to enter French-language markets in Europe.

        The Books segment published numerous bestsellers in 2004. Noteworthy successes included Ma vie en trois actes, a biography of Québec television personality Janette Bertrand published by Éditions Libre Expression, which sold more than 161,000 copies in the first three months following its release, and Le Guide de l'auto, a perennial best-selling car guide previously published by a competitor and now published by Éditions du Trécarré, which sold more than 115,000 copies.

Business Telecommunications segment

        Videotron Telecom Ltd. is a business telecommunications provider that offers advanced high-calibre services to Canada's large and medium-sized businesses, ISPs, application service providers ("ASPs"), broadcasters and carriers.

        Videotron Telecom provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services. Its 11,000-km fibre-optic network is available to most large and medium-sized users of telecom services in metropolitan areas of Québec and Ontario. Videotron Telecom occupies a strategic position in Ontario and reaches major U.S. border cities in New York and Michigan.

        The Business Telecommunications segment's revenues totalled $78.6 million in 2004 compared with $77.7 million in 2003. A decrease in revenues from traditional services was offset by a major outsourcing breakthrough: the segment signed a contract with Quebecor World to host and manage servers and communications software for North America and to provide other services. The contract generated $9.2 million in revenues in the second half of 2004. The revenues generated by this contract more than made up for the decrease in revenues caused by the renegotiation of the service agreement with Vidéotron, lower point-to-point revenues due to soft prices, the impact of the sale of the Mensys Business Solution Centre Ltd. subsidiary in December 2003, and other factors.

        The segment's operating income increased $8.2 million (56.9%) from $14.4 million in 2003 to $22.6 million in 2004. Positive results in the last two quarters of 2004 due to the outsourcing contract with Quebecor World more than offset decreases in the first two quarters of the year. For the year as a whole, Videotron Telecom recorded higher gross margins, realized economies through work-force reduction, and achieved a favourable settlement of a dispute over access rights to office buildings in Ontario, enabling it to reverse a reserve held for that purpose. In 2003, operating income was affected by the recognition of dispute settlement costs.

Internet/Portals segment

        Canoe Inc. (formerly Netgraphe Inc.) is an integrated company offering e-commerce, information and communication services and information technology consulting. Canoe operates the Internet portal network of the same name which serves over 6.2 million Internet users per month and includes canoe.ca, canoe.qc.ca, La Toile du Québec (toile.com) and money.canoe.ca (argent.canoe.com in French). Canoe also operates a string of e-commerce sites: jobboom.com (employment), autonet.ca (automobiles), flirt.canoe.ca and reseaucontact.com (dating), classifiedextra.ca and classeesextra.ca (classifieds).

        In addition, Canoe operates the tva.canoe.com and lcn.canoe.com sites, as well as two sites for popular TVA Group programs, occupationdouble.com and staracademie.ca. Canoe's subsidiary Progisia Informatique offers information technology consulting services that include e-commerce, outsourcing, integration and secure transaction environments.

        The Jobboom publishing division produces various print publications, including the magazine Jobboom, which has a print run of 100,000 copies and is distributed free 10 times a year, and career guides such as the bestseller Carrières d'avenir, which is sold in bookstores.

        Canoe's revenues totalled $34.5 million in 2004, a $6.3 million (22.3%) increase from $28.2 million in 2003. The combined revenues of the special-interest portals grew by $3.5 million, mainly as a result of a 36.0% increase in the revenues of jobboom.com. The autonet.ca and reseaucontact.com/flirt.canoe.ca portals recorded revenue increases of 20.2% and 16.4%, respectively. The revenues of the general-interest portals rose by $1.2 million. The information technology consulting subsidiary Progisia Informatique increased its revenues by $1.5 million. Progisia Informatique continued to benefit from increased demand. As of December 31, 2004, its order book contained contracts worth $3.8 million, of which a significant portion were with Quebecor Media subsidiaries.

        Canoe's operating income was $4.5 million in 2004 compared with $3.1 million in 2003. The increase was mainly due to the higher revenues, particularly at jobboom.com, and the improved profitability of the French-language general-interest portals resulting from lower operating costs and other factors.

        In 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share. In the course of a number of transactions carried out in 2004, minority interests in Netgraphe were acquired for an aggregate consideration of approximately $25.2 million. Netgraphe shares were delisted from the Toronto Stock Exchange shortly thereafter. In the wake of these transactions, the subsidiary changed its name to Canoe Inc.

UNRESTRICTED SUBSIDIARY

        In 2004, the Unrestricted Subsidiary recorded revenues of $51.9 million, compared with $44.8 million in 2003. Operating income amounted to $2.3 million, compared with $1.1 million in 2003.

Interactive Technologies and Communications segment

        The Interactive Technologies and Communications segment consists of Nurun, which is engaged in Web, intranet and extranet development technological platforms for content management, e-commerce, interactive television and automated publishing and e-marketing and customer-relationship management ("CRM") strategies.

        In 2004, the revenues of the Interactive Technologies and Communications segment amounted to $51.9 million compared with $44.8 million in 2003. The $7.1 million (15.8%) increase was mainly due to the impact of the acquisition of Ant Farm Interactive in April 2004 and higher revenues at the Paris, Montréal, Québec City and Milan offices, primarily as a result of new contracts. These increases outweighed decreased revenues at the New York City office due to the postponement of some projects.

        The segment's operating income doubled from $1.1 million in 2003 to $2.3 million in 2004 due to the above-noted increase in revenues, as well as better cost control as a result of restructuring initiatives carried out in 2003 and other efforts.

        In response to a partial takeover bid for Mindready Solutions shares, a total of 6.75 million Common Shares held by Nurun were sold for a cash consideration of $7.8 million, of which $4.4 million was received on May 27, 2004, the closing date of the bid. The balance was received in February 2005. The transaction left Nurun with a 9.6% interest in Mindready Solutions, which interest was subsequently sold in March 2005. The sale fit into Nurun's overall strategy of focusing on its core e-business activities.

        On April 28, 2004, Nurun closed the acquisition of Ant Farm Interactive, an interactive marketing agency located in Atlanta, Georgia, for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years and, subject to certain conditions, the issuance of Nurun Common Shares in 2007 or an equivalent cash consideration, at Nurun's option. The transaction strengthened Nurun's positioning in the U.S. market and enhanced its capabilities in the fields of interactive marketing and online customer relationship management. Ant Farm Interactive serves a prestigious customer list.

Financial expenses

        Financial expenses totalled $314.6 million in 2004 compared with $300.1 million in 2003. The $14.5 million increase was mainly due to the recording of a $6.8 million loss on the value of a financial instrument which ceased to be effective, according to accounting policies, and a $1.2 million foreign-exchange loss on the unhedged portion of the long-term debt, as compared with a $22.0 million gain in 2003. These increases were partially offset by reductions in financial expenses resulting from lower debt levels and other factors. In addition, the $26.9 million increase in the value of the additional amount payable in respect to the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom was slightly less than the total charge for Preferred Shares recorded in 2003 ($29.0 million).

        During the second quarter of 2004, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge according to the criteria established by accounting standards. Quebecor Media therefore ceased to use hedge accounting for this derivative instrument; consequently changes in the fair value of this cross-currency swap arrangement have been recorded in income since April 1, 2004. The instrument has a notional value of US$155.0 million, covers the period 2008 to 2013, and has a nominal annual interest rate of 7 5/8%, and an effective annual interest rate equal to the 3-month bankers' acceptance rate plus 3.7%.

2003/2002 FINANCIAL YEAR COMPARISON

OPERATING RESULTS

        In 2003, the Company's revenues totalled $2.30 billion, compared with $2.25 billion in 2002, a $45.1 million (2.0%) increase due primarily to higher revenues in the Cable ($24.0 million), Broadcasting ($17.5 million) and Newspapers ($14.3 million) segments, which more than compensated for decreases in the Business Telecommunications and Interactive Technologies and Communications segments.

        Operating income amounted to $611.8 million in 2003. The increase of $39.4 million (6.9%) from 2002 was mainly due to a $39.8 million (16.9%) increase in operating income in the Cable segment, combined with improved results in the Newspapers, Internet/Portals and Broadcasting segments. These improvements were partially offset by a decrease in operating income in the Business Telecommunications segment.

        The Company recorded net income of $203.9 million in 2003, compared with a $229.8 million net loss in 2002, for a $433.7 million improvement. The turnaround was mainly due to the higher operating income, the recording of a $144.1 million net gain on debt refinancing and repurchase of Preferred Shares of a subsidiary, as well as the recording in 2002 of write-downs of goodwill totalling $178.1 million. Decreases in financial expenses, in reserves for restructuring and special charges, and in income tax also contributed to the improvement.

        Financial expenses were $300.1 million in 2003, a $23.3 million decrease from 2002 due primarily to the Company's lower debt levels, which resulted from, among other things, the repayment of a $429.0 million term loan which came due in April 2003. A $22.0 million gain on exchange recorded in 2003 in connection with the conversion of the unhedged portion of the long-term debt was also a factor in the decrease in financial expenses.

        Reserves for restructuring of operations and special charges totalled $1.8 million in 2003, compared with $36.9 million in 2002. In 2002, the Company recorded reserves for restructuring totalling $8.8 million, recorded write-downs of temporary investments and other assets totalling $22.4 million, and recognized a non-monetary compensation charge of $5.7 million.

        In 2002, the Company adopted the new recommendations in Section 3062 of the CICA Handbook concerning goodwill and recorded a $178.1 million charge for the goodwill impairment losses in the Cable ($68.0 million), Business Telecommunications ($107.6 million) and Internet/Portals ($2.5 million) segments. In 2003, a $0.5 million charge was recorded under this heading.

        The net gain on refinancing of debt and repurchase of redeemable Preferred Shares of a subsidiary recorded in 2003 included a gain of $153.7 million, without any tax consequences, realized on the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom and a gain of $7.5 million related to the refinancing of Sun Media, which were partially offset by a $17.1 million loss related to the refinancing of Vidéotron.

        The $16.9 million favourable difference in income tax charges in 2003, compared with 2002, resulted mainly from the recording in 2003 of tax benefits related to previously unrecorded operating losses.

Segmented analysis

        In 2003, the Cable segment recorded revenues of $805.0 million compared with $781.0 million during the previous year, an increase of $24.0 million (3.1%). Internet access services and the illico Digital TV service, excluding related services, realized revenue increases of $47.8 million and $26.7 million for growth rates of 34.7% and 51.6% respectively, more than compensating for lower revenues from analog cable television and other services. The segment recorded total operating income of $275.3 million in 2003. The $39.8 million (16.9%) increase was due primarily to revenue growth, higher rates for Internet services, and the favourable impact on the gross margin of the renegotiation of the service agreement with Videotron Telecom. It also reflects the recording in 2002 of charges related to the labour dispute, which were partly offset however by the receipt of a refund of property tax paid on the network.

        The positive 2003 performances in the Cable segment were partially offset by the effect on operating income of decreased revenues from analog cable television, rentals and installation services, and the unfavourable impact of the change in capitalization policy. Vidéotron and its employees in the Montréal and Québec City areas signed a new collective agreement on April 29, 2003, ending the labour dispute that began in May 2002. The agreements will expire December 31, 2006.

        The revenues of Le SuperClub Vidéotron rose 5.5% to $40.4 million in 2003, due primarily to higher in-store retail sales and higher revenues from the game boutiques sections. Operating income grew by 4.5% in 2003 because of the increased profitability of in-store rentals and sales and higher revenues from fees and discounts, which more than offset the unfavourable impact of the shortening of the amortization period for videocassettes owned by Le SuperClub Vidéotron.

        The Newspapers segment reported revenues of $845.9 million in 2003. The $14.3 million (1.7%) increase was mainly due to the 2.8% increase in advertising revenues. The segment generated operating income of $224.8 million, a $5.4 million (2.5%) increase. The launch of the free daily 24 Hours™ in Toronto and the introduction of a new concept for the free daily 24 heures Montréal MétropolitainMC had the effect of reducing the segment's consolidated operating income in 2003. The increase in operating income, excluding the impact of the two new publications, was caused by the higher revenues, the contribution of Annex Publishing & Printing, acquired in November 2003, a decrease in newsprint prices, and a reduction in operating expenses.

        In the Broadcasting segment, TVA Group reported revenues of $340.9 million in 2003, an increase of $17.5 million or 5.4% due to growth in revenues from broadcasting and publishing operations as a result of increased sales and the acquisition of Publicor (sold to TVA Publishing by Quebecor Media in May 2002), and the acquisition in May 2003 of an additional 50% interest in TVAchats, the operator of the Boutique TVA teleshopping service. These favourable factors were partially offset by a decrease in distribution revenues. The segment generated $81.5 million in operating income in 2003, a $2.6 million (3.3%) increase due primarily to a larger contribution from publishing operations because of the inclusion of Publicor's results for the full year in 2003 and improved profits at the magazines that covered the first season of Star Académie. The launch of Star Académie was the highlight of the 2003 financial year at the TVA Network. At its peak, Star Académie was seen by more than 3 million viewers, an all-time record for a program carried by the TVA Network.

        In the Leisure and Entertainment segment, revenues totalled $205.0 million in 2003 compared with $206.3 million in 2002. Increased revenues from retail sales, recording (Musicor) and distribution (Select) at Archambault Group were neutralized by the impact of the transfer of Publicor to TVA Publishing, decreased distribution revenues in the Books segment, and the sale of legal publishing house Wilson & Lafleur. Operating income was $14.7 million compared with $14.5 million in 2002, due to the improved profitability of Archambault Group and the Books segment.

        Videotron Telecom's revenues decreased by $14.2 million in 2003 to $77.7 million, mainly because of a decline in Internet-related revenues as a result of the renegotiation of the services agreement with Vidéotron and other factors. Operating income amounted to $14.4 million in 2003 compared with $27.3 million in 2002. The decline was caused by the decreased revenues, lower operating margins resulting from the unfavourable market conditions, lower capitalization, and dispute settlement costs incurred in 2003. The 2002 results were affected by acts of vandalism committed during the labour dispute at Vidéotron.

        The Interactive Technologies and Communications segment recorded revenues of $44.8 million in 2003 compared with $49.9 million in 2002. The decrease was due to soft demand in the information technology and Internet advertising markets. As a result of the lower revenues and the sale of Flow System Corporation in 2002, the segment's operating income declined by $0.4 million to $1.1 million in 2003.

        The Internet/Portals segment's revenues increased by $1.4 million (5.2%) to $28.2 million in 2003. Revenues increased by 18.1% and 14.8% at the special-interest portals and the general-interest portals respectively. These favourable factors more than offset the decrease in revenues at the Progisia Informatique consulting services subsidiary and the impact of the sale of the micanoa.com portal in Spain in 2002. The segment's operating income amounted to $3.1 million in 2003 compared with a $2.6 million loss in 2002, a $5.7 million improvement. The turnaround was mainly due to the higher revenues and the successful restructuring measures implemented since 2001. Netgraphe reported net income for the financial year as a whole for the first time since it was founded in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities

        In 2004, cash flows provided by operating activities totalled $499.9 million, an increase of $135.1 million from $364.8 million in 2003 due primarily to the $85.4 million rise in operating income and the positive contribution of non-cash balances related to operations, which generated funds of $38.6 million in 2004 and used funds in the amount of $17.5 million in 2003.

        There was a $13.3 million unfavourable variation in cash flows provided by continuing operating activities in 2003 as compared with 2002. The positive impact of the improved operating results was offset by a deferral in non-cash balances related to operations in the fourth quarter of 2002 and the first quarter of 2003, primarily due to unusual items recorded in the Cable segment.

        At the end of the 2004 financial year, working capital was negative $21.9 million, compared with positive $52.9 million at the same point in 2003. The $74.8 million difference was mainly due to the use of funds to pay down long-term debt, as well as an increase in the additional amount payable to The Carlyle Group.

Financing activities

        During the 2004 financial year, Quebecor Media's consolidated debt (excluding the additional amount payable to The Carlyle Group) was reduced by $212.2 million.

        The Company made net debt repayments totalling $163.8 million in 2004, including mandatory payments of $37.5 million and $3.5 million by Vidéotron and Sun Media Corporation respectively. In addition, voluntary net repayments of bank credit facilities in the amount of $97.0 million and $25.8 million were made by Quebecor Media and Sun Media Corporation respectively. The issuance of new Senior Notes by Vidéotron on November 19, 2004 increased its long-term debt by $78.1 million as of that date. The additional funds were used to pay a $54.6 million dividend to Quebecor Media and for other purposes. The positive impact of exchange rate fluctuations on the value of the debt denominated in foreign currency, partially offset by the effect of the amortization of discounts on the face value of debt, also contributed to debt reduction. The impact of the changes in the exchange rate was, however, offset by an equal change in the value of the cross-currency swap agreements entered under other liabilities.

        Because of the appreciation of the Canadian dollar against the U.S. dollar, the Company had to make prepayments of $197.7 million in 2004 and $123.6 million in 2003 under its cross-currency swap agreements. These prepayments were financed from the Company's cash assets and credit facilities, and were applied against other liabilities related to the cross-currency swap agreements.

        On November 19, 2004, Vidéotron closed a private offering of US$315.0 million aggregate principal amount of 6 7/8% Senior Notes due 2014 and amended the terms of its credit facilities. The new notes form a single series with the US$335.0 million aggregate principal amount of Senior Notes issued in October 2003. The new notes were sold at a 5% premium to their face amount, resulting in gross proceeds of approximately US$331 million before accrued interest, and an effective interest rate of 6.15%.

        The net proceeds from the sale of the notes were used to repay in full Vidéotron's term loan of approximately $318.1 million and to pay a $54.6 million dividend to Quebecor Media. Concurrent with this offering, Vidéotron also amended the terms of its credit facilities to increase its revolving credit facility by $350 million to $450 million, increase its capacity to make future distributions to Quebecor Media, and extend the maturity of its revolving credit facility to 2009.

        On October 12, 2004, Sun Media Corporation's bank credit facility was amended to reduce the interest rates applicable on U.S. dollar advances made under its term loan "B" credit facility by 0.25% per year, with the possibility for a further reduction under certain circumstances. As of December 31, 2004, the aggregate amount outstanding under the term loan "B" credit facility was $241.6 million. This reduction in interest rates is expected to result in annual savings of approximately $0.6 million.

        Quebecor Media's consolidated debt (excluding redeemable Preferred Shares and the additional amount payable) was reduced by $758.7 million in 2003. The reduction largely reflects the repayment of the $429.0 million term loan that came due in April 2003, debt repayments of $120.0 million in aggregate made from free cash flow from continuing operations, and the positive impact of exchange rate fluctuations on the value of the portion of the debt denominated in foreign currency.

        On December 22, 2003, Quebecor Media closed an agreement to acquire all the Preferred Shares held by The Carlyle Group in 3662527 Canada Inc., the parent company of Videotron Telecom, for a consideration with an estimated value of $125.0 million at closing. On the same date, a $55.0 million payment was made to The Carlyle Group. The additional amount payable, which is adjusted based on the value of Quebecor Media's Common Shares, is payable on demand from December 15, 2004 to no later than December 15, 2008.

        On December 2, 2003, Sun Media Corporation's bank credit facility was amended to reduce the interest rates applicable on U.S. dollar advances made under its term loan "B" credit facility by 0.25% per year, with the possibility of a further reduction under certain circumstances.

        On October 8, 2003, Vidéotron completed the refinancing of its term credit facilities. The refinancing entailed the issuance of a private placement of 6 7/8% Senior Notes due January 15, 2014, with a face value of US$335.0 million. The refinancing also involved the establishment of new bank credit facilities consisting of a term loan and a five-year revolving credit facility totalling $468.1 million. The proceeds from the refinancing were used to repay in full Vidéotron's borrowings under its previous credit facilities.

        On February 7, 2003, Sun Media Corporation closed a private placement of US$201.5 million aggregate principal amount of 7 5/8% Senior Notes due 2013, and contracted new bank credit facilities totalling $425.0 million; more than 95% of the principal does not come due until 2008 or 2009. The proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down in full Sun Media Corporation's debt and to pay a $260.0 million dividend to Quebecor Media, $150.0 million of which was used to reduce Vidéotron's long-term debt.

        Finally, during the 2003 financial year, the shareholders of Quebecor Media injected an amount of $431.9 million into the Company's share capital. At the beginning of 2003, $216.1 million was injected in the form of redeemable Preferred Shares, enabling Quebecor Media to reduce by the same amount a $429.0 million term loan coming due in April 2003. On April 22, 2003, common shares in an aggregate amount of $215.8 million were issued. The proceeds were used to pay down the balance of the above-mentioned million term loan. On the same date, the redeemable Preferred Shares issued in early 2003 were converted into common shares.

Investing activities

        Additions to property, plant and equipment and business acquisitions (including buyouts of minority interest) totalled $293.6 million in 2004, compared with $207.4 million in 2003, an $86.2 million increase.

        Additions to property, plant and equipment were $181.1 million in 2004, compared with $131.2 million in 2003. The $49.9 million increase was mainly related to ongoing network expansion and upgrading programs and the development of new services in the Cable segment.

        Business acquisitions (including buyouts of minority interest) amounted to $112.5 million in 2004, compared with $76.2 million in 2003. Major acquisitions that closed in 2004 included the purchase of Toronto 1 for $43.2 million, the buyout of minority interests in Netgraphe for a cash consideration of $25.2 million and minority interests in TVA Group for $41.0 million, and the acquisition of Jumbo Entertainment for a cash consideration of $7.2 million and of Ant Farm Interactive for $5.4 million in cash and other considerations.

        Business acquisitions (including buyouts of minority interest) and additions to property, plant and equipment increased by $57.4 million from $150.0 million in 2002 to $207.4 million in 2003 mainly as a result of the acquisition of Annex Publishing & Printing by Sun Media Corporation for a cash consideration of $34.2 million in 2003, the increase in the Company's interest in TVA Group through the share repurchase and cancellation program for a cash consideration of $25.8 million, and the buyout of the 50% interest in CEC Publishing held by Hachette Livre S.A. for a cash consideration of $15.0 million.

Financial position

        As of December 31, 2004, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling 178.3 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $659.9 million available, for total available liquid assets of $838.2 million.

        As of December 31, 2004, consolidated debt, including the short-term portion of the long-term debt but excluding the additional amount payable to The Carlyle Group, totalled $2.55 billion. This figure includes Sun Media Corporation's $484.3 million debt, Vidéotron's $888.9 million debt and TVA Group's $34.9 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.14 billion.

        On July 26, 2004, the Board of Directors of Quebecor Media declared a dividend of $20.0 million, which was paid to shareholders on July 27, 2004.

        Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payment, mandatory debt repayment, and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through the dividends paid by the subsidiaries listed on the Stock Exchange and through dividends and cash advances paid by the private subsidiaries. The Company also has access to 50% of the revolving credit facility of its Newspapers segment subsidiary and a minimum $50.0 million from its Cable segment subsidiary. The Cable segment subsidiary may also borrow in order to pay dividends to the Company, subject to certain restrictions. Management believes that the financing activities carried out in 2004 and 2003, and discussed under "Financing activities" above, have enhanced the Company's financial flexibility by reducing its long-term debt, extending debt maturities on which substantial amortization payments were due in the coming years, and facilitating the circulation of liquid assets between the Company and its subsidiaries.

        Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of December 31, 2004, the Company was in compliance with all of its financial ratios.

CONTRACTUAL OBLIGATIONS

        As of December 31, 2004, material contractual obligations included future payments under long-term debt arrangements, operating lease arrangements and capital asset purchase and other commitments. These obligations are summarized in Table 4 below and are fully disclosed in notes 14 and 19 to the Company's consolidated financial statements on pages F-35 to F-38 and pages F-48 and F-49.

Table 4:
Contractual obligations
(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years and more
Long-term debt	$2,548.8	$2.8	$132.8	$233.3	$2,179.9
Operating leases	154.9	34.2	49.5	32.1	39.1
Capital asset purchases and other commitments	67.8	53.7	12.8	1.3	—

Total contractual obligations	$2,771.5	$90.7	$195.1	$266.7	$2,219.0

        The Company rents premises and equipment under various operating leases. As of December 31, 2004, minimum payments under these leases over the next five years and thereafter were $154.9 million in aggregate.

        The Cable segment's illico Digital TV service requires that customers be equipped with a digital set-top box. The segment therefore made a commitment to acquire 120,000 digital set-top boxes from a supplier during 2004 and 2005. As of December 31, 2004, the outstanding balance of the commitment was 99,780 digital set-top boxes.

        Newsprint represents a significant input and component of operating costs for the Newspapers segment. The segment uses a newsprint producer to supply its requirements and has entered into an agreement with this company to supply the majority of its newsprint purchases up to December 2005. The contract provides for discounts from current market prices and contains a minimum annual purchase commitment of 125,000 tonnes of newsprint.

        The Broadcasting segment made a commitment to invest $48.9 million over an 8-year period in the Canadian television industry and the Canadian telecommunications industry in order to promote television content and the development of communications. In addition, the Broadcasting segment must make an additional injection of $14.5 million in connection with the acquisition of the Toronto 1 television station in 2004. As at December 31, 2004, the balance to be invested, including the capital required in relation to the acquisition of Toronto 1, amounted to $35.7 million.

RELATED PARTY TRANSACTIONS

  Management Arrangements

        Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide each other with management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of Quebecor Media executive officers who also serve as executive officers of Quebecor. In 2004, Quebecor Media received an amount of $3.0 million in management fees from Quebecor.

        In 2004, Quebecor Media has also incurred management and security fees of $1.0 million and $0.8 million with Quebecor and Capital CDPQ, respectively. The security fees relate to a credit facility of $135.0 million in Quebecor Media that is fully secured by both Quebecor and Capital CDPQ for an amount in proportion of their respective interest in Quebecor Media. An annual fee equivalent to 1.0% of the credit facility is charged in that respect.

  Lease Arrangements

        The Company and its subsidiaries rent office space from Quebecor and other related parties. In 2004, the total annual rent expense paid to Quebecor and other related parties was approximately $3.7 million.

  Commercial Printing and Other Services

        The Company and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services from Quebecor World, another subsidiary of Quebecor and from an affiliated company. The 2004 total purchases with Quebecor World and with an affiliated company were $75.1 million. The 2004 total revenues with Quebecor World and with an affiliated company were $11.1 million. The Company conducts all of its business with Quebecor World and an affiliated company on a commercial, arm's length basis and records the transactions at exchange value.

        During the year, Quebecor World reached an agreement with Videotron Telecom, from the Business Telecommunications segment, to outsource its information technology infrastructure in North America for a duration of 7 years. As part of this agreement, Videotron Telecom has purchased some of Quebecor World's information technology infrastructure equipment at a cost of $3.0 million. The outsourcing services to Quebecor World are estimated to generate revenues for approximately $18.1 million annually. Both the price of the equipment transferred and the revenues of the outsourcing services have been accounted for at the exchange value. The transfer of the equipment was completed in December 2004.

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

        In the normal course of business, the Company enters into numerous agreements containing features that contingently require the Company to make payments to the other party of the contract or agreement based on changes in an underlying agreement that is related to an asset, a liability or an equity security of the other party or based on a third-party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying agreement that is related to an asset, a liability or an equity security of the other party.

        The major guarantees provided by the Company are described below.

  Operating lease arrangements

        The Company has guaranteed a portion of the residual value of certain assets under operating leases, with expiry dates between 2005 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $18.4 million. As at December 31, 2004, the Company has not recorded a liability associated with operating lease guarantees, since it does not anticipate being required to make any payments in respect of these guarantees.

  Business and asset disposals

        In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. However, following the sale of Mindready Solutions, Quebecor Media guaranteed a commitment under a lease for office space expiring in 2011, up to a maximum of $1.0 million. The Company has not accrued an amount in respect of this item or any other indemnification arrangements with respect to businesses and asset disposals in the consolidated balance sheet.

  Withholding tax

        Under the terms of certain debt agreements, the Company is committed to indemnify the lenders against changes in regulations relative to withholding taxes that may be introduced by tax authorities if such changes have the effect of reducing the amounts the lenders would receive to less than the amounts receivable without the changes. The amount of such guarantees is not limited and it is not possible for the Company to establish its maximum potential liability under the guarantees since its exposure is exclusively dependent on future actions, if any, by tax authorities. However, should such amounts become payable, the Company has the option, in most cases, of repaying the debt affected by the change in order to limit the negative impact. No amount has been accrued in the consolidated financial statements with respect to withholding tax.

  Outsourcing companies and suppliers

        In the normal course of business, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnification in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

RISKS AND UNCERTAINTIES

        The Company operates in the communications and media industries, which entail a variety of risk factors and uncertainties. The Company's operating environment and financial results may be materially affected by the risks and uncertainties outlined below. For a more detailed description of risks facing the Company, see "Item 3 — Risk Factors" above.

Seasonality

        The Company's business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets the Company serves, as well as by local, regional, national and global economic conditions. In addition, because the Company's operations are labour intensive, its cost structure is highly fixed. During periods of economic contraction, revenue may decrease while the cost structure remains stable, resulting in decreased earnings. In any given year, this seasonality could adversely affect the Company's cash flows and operating results.

Operational risks

        The industry in which the Company operates is highly competitive in most product categories and geographic regions.

        The Cable segment faces competition from direct broadcast satellite providers ("DBS"), multichannel multipoint distribution systems, or MDS, satellite master antenna television systems, or SMATV, and over-air television broadcasters. In addition, ILECs will soon begin distributing video signals using digital subscriber line ("DSL") technology. The Cable segment also faces competition from illegal providers of cable television services or pirate systems that enable customers to access programming services from U.S. and Canadian DBS without paying any fee. Its Internet access business competes against other Internet service providers offering residential and commercial Internet-access services. In addition, the Cable segment is now required under CRTC decisions to make its Internet services infrastructure available to other providers of this type of service. Finally, the segment's new telephone service will face intense competition from ILECs, CLECs, wireless telecom services and other VoIP providers. Depending on the future regulatory framework established by the CRTC, this competition may negatively impact the segment's results.

        In addition, the Cable segment provides cable products and services through a primary headend and eight regional headends in a single clustered network. Therefore, a failure in one of the headends could prevent this segment from delivering some of its products and services throughout its network until the failure is resolved, which may result in significant customer dissatisfaction and could have a material adverse effect on its business or results of operations.

        In Quebecor Media's broadcasting and publishing operations, competition for advertising, customers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels, radio, local, regional and national newspapers, magazines, direct mail, and other communications and advertising media that operate in the Company's markets. Competitors include both privately owned companies and government-owned market participants. In addition, consolidation in Canadian media industries is creating competitors with interests in multiple industries and media. Quebecor Media cannot be sure that its existing and future competitors will not pursue or be capable of achieving similar business strategies. Quebecor Media may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on its business, financial condition or results of operations.

Risks associated with capital investments

        The media industry is experiencing rapid and significant technological change that may result in alternative means of program and content transmission and that could have a material adverse effect on Quebecor Media's business, financial condition or results of operations. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of the Company's broadcasting markets, industry regulators have already authorized direct-to-home satellite services, or DTH, as well as microwave services, and may authorize other alternative methods of transmitting television and other content with improved speed and quality. The Company may not be able to successfully compete with existing or newly developed alternative technologies or it may be required to acquire, develop or integrate new technologies itself. The cost of the acquisition, development or implementation of new technologies could be significant and Quebecor Media's ability to fund such implementation may be limited and could have a material adverse effect on its ability to successfully compete in the future.

Environmental risks

        The Company is subject to a variety of environmental laws, regulations and government policies relating to the generation, storage, transportation and disposal of solid waste, the release of various substances into the environment and to environmental protection in general. Failure to comply with present or future laws or regulations could result in substantial liability.

        Although the Company believes it is in compliance with such laws, regulations and government policies in all material respects, there is no assurance that all environmental liabilities have been determined.

Labour agreements

        While relations with employees are currently stable, the Company cannot be certain that it will be able to maintain a productive and efficient labour environment. The Company cannot predict the outcome of any future negotiations to renew collective bargaining agreements, nor can it assure with certainty that work stoppages, strikes or other forms of labour protests will not occur pending the outcome of any future negotiations. Any strikes or other forms of labour protests in the future could disrupt the Company's operations and could have a material impact on business, financial condition or operating results.

        From May 2002 to April 2003, Quebecor Media's Cable segment experienced a work stoppage when approximately 1,400 employees went on strike. As a result of the work stoppage, the segment experienced disrupted service and property damage in the first three months of the work stoppage. In April 2003, two new collective agreements were finalized with 1,700 unionized employees in the Montréal and Québec City regions, which ended the labour dispute that began in May 2002. The new collective bargaining agreements expire December 31, 2006.

Commodity risks

        Newsprint, paper and ink are among the largest raw materials used by the Company. The price of paper and newsprint is volatile and may significantly affect the Company's results.

Credit risks

        Concentration of credit risk with respect to trade receivables is limited due to the Company's diverse operations and large customer base. As of December 31, 2004, the Company had no significant concentration of credit risks. The Company believes that the diversity of its product mix and customer base contributes to reducing its credit risk, as well as the impact of any potential change in its local market or product-line demand. See "Item 11 — Quantitative and Qualitative Disclosures about Market Risk" below.

Financial risks

        In the normal course of business, the Company and its subsidiaries are exposed to fluctuations in interest rates, exchange rates and commodity prices. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. As of December 31, 2004, the weighted average term of the Company's consolidated debt was approximately 7.2 years. The debt consisted in approximately 70.9% fixed rate debt and 29.1% floating rate debt.

        As at December 31, 2004, Quebecor Media, Vidéotron and Sun Media Corporation were using derivative financial instruments to manage their exchange rate and interest rate exposure. While these agreements expose the Company and subsidiaries to the risk of non-performance by a third party, the Company and subsidiaries believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom they deal. The Company does not hold or issue any derivative financial instruments for trading purposes and subscribes to a financial risk management policy. A full description of the financial derivatives is included in the "Financial instruments" section. See "Item 11 — Quantitative and Qualitative Disclosures about Market Risk" below.

Government regulation risks

        The Company is subject to extensive government regulation, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both administered by the CRTC. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and DBS satellite services, the introduction of new regulations or policies or terms of license could have a material effect on the Company's business, financial condition or operating results.

        The Cable segment rents certain infrastructures from utility companies for which rates were established by and under the CRTC's jurisdiction. In 2004, this federal responsibility was transferred to the provincial level. This transfer and the involvement of a new government body could lead to potential rate increases that could materially affect the Company's results.

FINANCIAL INSTRUMENTS

        The Company uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, an additional amount payable and long-term debt. The carrying amount of these financial instruments, except for temporary investments, long-term investments and long-term debt, approximates their fair value due to their short-term nature. The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity. The fair value of temporary investments and long-term investments is based on market value.

        Quebecor Media has entered into transactions to hedge the foreign currency risk exposure on almost the entirety of its U.S. dollar-denominated long-term debt. The foreign exchange gains and losses on the hedged item are recorded in earnings. The foreign exchange gains or losses on the derivative instruments used for hedging are also recorded in earnings and compensate for the foreign exchange gains and losses on the hedged item, so long as the derivative instrument remains effective. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or has matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

        The total notional value of foreign currency contracts was US$2.12 billion as of December 31, 2004. During the second quarter of 2004, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge according to the criteria established by accounting standards. Consequently, Quebecor Media ceased to use hedge accounting for this derivative instrument. The instrument has a notional value of US$155.0 million, covers the period 2008 to 2013, and has a nominal annual interest rate of 7 5/8%, and an effective annual interest rate equal to the 3-month bankers' acceptance rate plus 3.7%. In 2004, the total losses recorded for derivative financial instruments was $191.1 million ($351.9 million in 2003), more than offsetting the $183.1 million gain recorded on the hedged instruments ($373.9 million in 2003), for a net loss of $8.0 million compared to a net gain of $22.0 million in 2003. The Company has also entered into currency forward contracts for a notional value of US$19.9 million as of December 31, 2004 in order to hedge the planned purchase, in U.S. currency, of digital set-top boxes and modems in the Cable segment at different points in 2005 and for other purposes.

        As of December 31, 2004, Quebecor Media had interest rate swap agreements for a notional value of $230.0 million.

        Some of the Company's cross-currency swap agreements are subject to a floor limit on negative fair value, below which the Company can be required to make prepayments to reduce the lender's exposure. The prepayments are offset by equivalent reductions in the Company's future payments under the agreements. The portion of these reductions in future payments that is related to interest payments is accounted for as a reduction in financial expenses. Prepayments are applied against liabilities related to derivative financial instruments on the balance sheet.

        In 2003, Quebecor Media renegotiated these cross-currency swap agreements to raise the negative fair value floor by $182.0 million to $282.0 million. The fair value of Quebecor Media's cross-currency swap agreements subject to prepayments was negative $241.9 million as of December 31, 2004. Because of the appreciation of the Canadian dollar against the U.S. dollar during the last half of 2004, Quebecor Media had to make prepayments under its swap agreements totalling $197.7 million. As of December 31, 2004, total prepayments of $321.3 million had been made. These prepayments were financed from the Company's cash assets and from its and its subsidiaries' existing credit facilities.

        In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date or at any time, from an anniversary date of the transaction to maturity, at the then fair market value.

        The fair value of the derivative financial instruments are estimated using period-end market rates and reflect the amount the Company would receive or pay if the instruments were closed out at those dates (see Table 5).

Table 5:
Quebecor Media Inc.
Fair market value of financial instruments
(in millions of Canadian dollars)

	December 31, 2004
	Carrying value asset (liability)	Fair value asset (liability)
Derivative financial instrument
Interest rate swap agreements	$(4.6)	$(4.6)
Foreign exchange forward contracts	(8.4)	(8.4)
Cross-currency interest rate swap agreements	(196.8)	(484.0)

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

        Furthermore, competition continues to be intense in the cable television, broadcasting and newspaper industries. With the launch of VoIP in 2005, the Company is entering a new business, telephone service, where it will have to compete against established telecom carriers.

        Changes in the price of newsprint can have a significant effect on the Company's operating results, as newsprint is principal raw material in the Newspaper segment and represented 15.9% of total operating expenses for this segment in 2004. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. The Company manages its newsprint costs by negotiating preferred pricing from suppliers and controlling newsprint usage with a specific focus on minimizing waste and controlling the mix of editorial versus advertising content. To obtain more favourable pricing, the Company has entered into an agreement with a newsprint producer that provides for a discount to market prices and additional volume discounts for purchases above certain thresholds.

        In addition, the Company's business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.

CRITICAL ACCOUNTING POLICIES

Revenue recognition

  Cable segment

        Installation revenues in the Cable segment are deferred and recognized into revenues over 30 months, which is the estimated average period customers remain connected to the network. Cable television, Internet access and video rental revenues are recognized when the services are delivered.

  Broadcasting segment

        Revenues realized by the Broadcasting segment from the sale of commercial airtime are recognized when the advertising is broadcast. Revenues from magazine advertising sales are recognized on delivery. Royalties generated by subscriptions to television specialty channels and to magazines are recognized as revenues when the service is performed. Magazine subscription revenues are recorded as deferred revenues and amortized over the duration of the subscription. Revenues from newsstand sales of magazines are recognized on delivery and calculated on the basis of gross revenues less an allowance for future returns.

        Revenues from theatrical releases of films are recognized over the period during which the film is screened in theatres, based on a percentage of theatre receipts, subject to certain conditions. Video revenues are recognized in the month in which the film is released on video, based on deliveries less an allowance for future returns, or based on a percentage of the retailer's revenues, subject to certain conditions. Revenues from the sale of broadcast rights are recognized in the period in which the rights begin and the film is delivered to the broadcaster, subject to certain conditions. Revenues from product sales by the teleshopping service are recognized on product delivery.

Goodwill

        Goodwill is tested for impairment annually on October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.

        In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company uses a combination of valuation methods including discounted future cash flows, operating income multiples, and market price.

        The discounted cash flows method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.

        The operating income multiples method calls for the fair value of enterprises with comparable and observable economic characteristics being available, as well as recent operating income multiples.

        The market price method must take into account the fact that the price of an individual share may not be representative of the fair value of the business unit as a whole, due to factors such as synergies, control premium and temporary market price fluctuation.

        Determining the fair value of a reporting unit, therefore, requires judgement and total reliance on estimates and assumptions.

        When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit's goodwill is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

        The fair value of goodwill is determined in the same manner as a business combination. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of over the amounts assigned to the reporting unit's assets and liabilities is the fair value of goodwill.

        The judgement used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.

        The last impairment tests carried out by the Company indicated that goodwill was not impaired, based on the assumptions and estimates used.

Impairment of long-lived assets

        The Company reviews the carrying amounts of its long-lived assets by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset's carrying amount exceeds its fair value is recognized as an impairment loss. The Company estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.

Pension plans and postretirement benefits

        The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from zero to 2%. Also, the Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years. Pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

        The Company's obligations with respect to postretirement benefits are assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Company's actuaries. Key assumptions relate to the discount rate, the expected return on the plan's assets, and the rate of increase in compensation.

        The Company considers the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Allowance for doubtful accounts

        The Company maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

Business combination

        Business acquisitions are accounted for by Quebecor Media using the purchase method of accounting. Under the purchase method, the purchase price is allocated to the acquired assets and assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the sum of the values ascribed to the acquired assets and assumed liabilities is recorded as goodwill. The judgements made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income, because, among other things, of the impact of the useful lives of the acquired assets, which may vary from projections. Also, future income taxes on temporary differences between the book and tax value of most of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill. Consequently, to the extent that greater value is ascribed to long-lived than to shorter-lived assets under the purchase method, less amortization may be recorded in a given period.

        Determining the fair value of certain acquired assets and liabilities requires judgement and involves complete reliance on estimates and assumptions. The Company primarily uses the discounted future cash flow approach to estimate the value of acquired intangible assets.

        The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of goodwill impairment to be recognized, if any, after the date of acquisition, as discussed above under "Goodwill."

Future income taxes

        Quebecor Media is required to assess the ultimate realization of future income tax assets generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgemental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of future income tax assets realized could be slightly different from that recorded, since it is influenced by the Company's future operating results

        The Company is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.

Insurance

        The Company is exposed to a variety of operational risks in the normal course of business, the most significant of which are transferred to third parties by way of insurance agreements. The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance.

        Quebecor Media maintains insurance coverage through third parties for property and casualty losses to which low deductibles apply.

        The Company believes that it has a combination of third-party insurance and self-insurance sufficient to provide adequate protection against unexpected losses, while minimizing costs.

CHANGES IN ACCOUNTING POLICIES

        The Company makes changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants ("CICA") accounting standards. The changes in accounting policies and the new accounting standards are described in greater detail in note 1 to the Company's annual consolidated financial statements on pages F-10 and F-11.

  Revenue recognition and revenue arrangements with multiple deliverables

        In 2004, the Cable segment reviewed and adopted a new accounting policy on the period in which reconnection-related revenues and expenses are recognized, based on Abstracts EIC-141 and EIC-142, released by CICA's Emerging Issues Committee. The Company adopted the new accounting policy on a prospective basis, without restatement of financial results for prior periods.

        Since January 1, 2004, installation revenues in the Cable segment have been deferred and recognized under revenues over 30 months, which is the estimated average period customers remain connected to the network. Direct and indirect reconnection-related costs, of an amount not exceeding the revenues, are now deferred and recognized under operating expenses over the same 30-month period. Previously, reconnection expenses and direct and indirect costs were immediately recognized under revenues and operating expenses. This change in accounting policy had no effect on the reported amounts of operating income and net income.

  Hedging relationships

        In June 2003, the CICA issued amendments to Accounting Guideline 13 ("AcG-13"), Hedging Relationships. The amendments clarify certain requirements and provide additional guidance related to the identification, designation and documentation of hedging relationships, as well as the assessment of the effectiveness of hedging relationships. The requirements of the guideline are applicable to all hedging relationships in effect for financial periods beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationship that does not meet all the requirements of the guideline. The Company adopted the new standards as of January 1, 2004.

  Subscriber equipment and hook-up costs

        In the fourth quarter of 2003, the Company revised its accounting for equipment sales to subscribers and hook-up costs. Until the end of the third quarter of 2003, the cost of subsidies granted subscribers on equipment sold was capitalized and amortized over three years on a straight-line basis, and the cost of reconnecting subscribers, which included material, direct labour and certain overhead charges, was capitalized to fixed assets and depreciated over three or four years on a straight-line basis.

        The Company has changed its accounting policies in order to expense as incurred the costs of subscriber subsidies and the costs of reconnecting subscribers. These changes have been applied retroactively.

  Stock-based compensation

        Effective January 1, 2003, TVA Group, Nurun and Netgraphe changed the method of accounting for stock option plans and decided to adopt the fair value based method on a prospective basis for employee stock option awards. Employee stock option awards granted, modified or settled prior to January 1, 2003 are not recognized according to the fair value method but according to the settlement method. Thus, the fair value method is applied only to employee stock options granted after December 31, 2002.

        On October 15, 2004, TVA Group amended its stock option plan and the stock option awards agreement for all participants, effective as of that date. Under the amended plan, all awards may now be settled in cash or other assets, at the employee's option. Since October 15, 2004, the compensation cost related to employee stock awards has therefore been recorded in operating expenses and based on the vesting period. Changes in the fair value of the underlying shares between the award date (which is the date of the amendment of the stock option plan for all options granted prior to October 15, 2004) and the valuation date trigger a change in the assessed compensation cost.

  Goodwill

        In 2002, the Company completed the goodwill impairment tests for each of its operating units, in accordance with the new recommendations in Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook, and charged $2.14 billion to opening retained earnings, net of non-controlling interest of $18.8 million, in order to account for the goodwill impairment losses in the Cable ($1.93 billion), Business Telecommunications ($164.9 million), Interactive Technologies and Communications ($20.4 million) and Internet/Portals ($41.8 million) segments.

        In accordance with the transitional provisions in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods.

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

        In January 2005, CICA published Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income.

        Section 3855 stipulates standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also stipulates standards for reporting gains and losses on financial instruments.

        Section 3865 is an optional application that allows entities to apply treatments other than those provided under Section 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship. It expands on the guidance in Accounting Guideline 13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity.

        Section 1530 stipulates a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.

        Application of these sections to interim and annual financial statements for financial periods beginning on or after October 1, 2006 will be mandatory. The Company is currently evaluating the impact of the new standards.

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

Montreal, Quebec
March 2005

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth certain information concerning our directors and senior executive officers as of February 28, 2005:

Name and Municipality of Residence	Age	Position(3)
Serge Gouin Outremont, Québec	61	Director and President and Chief Executive Officer
Jean La Couture, FCA(1) Montréal, Québec	58	Director and Chairman of the audit committee
François Laurin(1)(2) Pointe Claire, Québec	44	Director
Samuel Minzberg(2) Montréal, Québec	55	Director
Jean-Louis Mongrain(1) Longueuil, Québec	61	Director
The Right Honourable Brian Mulroney, P.C., C.C., L.L.D. Westmount, Québec	65	Director
Jean Neveu(2) Longueuil, Québec	64	Director and Chairman of the compensation and human resources committee
Érik Péladeau Rosemere, Québec	49	Director and Chairman of the board of directors
Pierre Karl Péladeau Montréal, Québec	43	Director
Normand Provost Longueuil, Québec	50	Director
Sylvie Cordeau Verdun, Québec	40	Vice President, Communications
Mark D'Souza Beaconfield, Québec	44	Vice President and Treasurer
Michel Ethier Montréal, Québec	50	Vice President, Taxation
Pierre Lampron Outremont, Québec	59	Vice President, Institutional Relations
Luc Lavoie Montréal, Québec	49	Executive Vice President, Corporate Affairs
Jacques Mallette Longueuil, Québec	47	Executive Vice President and Chief Financial Officer
Jean-François Richard Kirkland, Québec	46	Vice-President, Advertising Convergence
Denis Sabourin Kirkland, Québec	44	Vice President and Corporate Controller
Louis Saint-Arnaud Mont-Saint- Hilaire, Québec	58	Senior Vice President, Legal Affairs and Secretary

Richard Soly Montréal, Québec	67	Executive Vice President, Marketing & Content
Claudine Tremblay Nuns' Island, Verdun, Québec	51	Senior Director, Corporate Secretariat and Assistant Secretary
Edouard G. Trépanier Boucherville, Québec	54	Vice President, Regulatory Affairs

(1)
Member of the audit committee.

(2)
Member of the compensation and human resources committee.

(3)
Mr. André Bourbonnais was a director of Quebecor Media from December 13, 2002 to July 26, 2004. Mr. Guy Coulombe was a director of Quebecor Media from May 5, 2003 to July 5, 2004.

        Serge Gouin, Director and President and Chief Executive Officer. Mr. Gouin has been a Director of Quebecor Media since May 25, 2001, and he was appointed President and Chief Executive Officer on March 12, 2004. From January 2003 to March 12, 2004, he served as Chairman of the board of directors of Quebecor Media. In July 2001, Mr. Gouin was appointed to the position of Chairman of the board of directors of Vidéotron. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from January 1998 to March 2004. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Vidéotron in Montreal. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé Métropole Inc. Mr. Gouin is also a member of the board of directors of Cott Corporation, Onex Corporation and Cossette Communication Group Inc.

        Jean La Couture, FCA, Director and Chairman of the audit committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its audit committee since May 5, 2003. Mr. La Couture, a Fellow Chartered Accountant, is President of Private Hearing Ltd., a mediation and negotiation firm, and President of Top Management Services, Inc., a management firm. He also acts as President for the "Regroupement des assureurs de personnes à charte du Québec (RACQ)" since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc., Groupe Pomerleau (a Québec-based construction company) and two of our subsidiaries, Vidéotron and Sun Media. He is Chairman of the Board of Innergex Power Trust, Americ Disc Inc. and Maestro (a real estate capital fund).

        François Laurin, Director. Mr. Laurin has been a Director of Quebecor Media and a member of the audit committee since July 26, 2004. Mr. Laurin is also a member of the compensation and human resources committee. Mr. Laurin, a chartered accountant and chartered financial analyst, is Vice-President, Investments, of the Private Equity group of Caisse de dépôt et placement du Québec. From 2001 to 2003, Mr. Laurin was Vice-President and Controller at Bombardier Transport in Berlin, and from 2000 to 2001, he served as Vice-President, Finance and Administration of Microcell i5 Inc. Mr. Laurin was the Vice-President, Finance, and Controller of Teleglobe for eight years from 1992 to 2000 and Vice-President, Administrative Services, of Télévision Quatre-Saisons for four years from 1988 to 1992. Prior to 1988, Mr. Laurin served in various positions at Price Waterhouse, CP Rail and CFCF 12. He is a member of the Ordre des comptables agréés du Québec, the Canadian Institute of Chartered Accountants and the CFA Institute. In addition, Mr. Laurin serves as a Governor, a member of the board of directors and Chairman of the Finance Committee of Les Amis de la Montagne, an organization dedicated to the preservation and enhancement of Montréal's Mount Royal Park.

        Samuel Minzberg, Director. Mr. Minzberg has been a Director of Quebecor Media since June 2002 and is a member of the compensation and human resources committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997 he was a partner and Chairman of Davies Ward Phillips & Vineberg (Montreal). He also serves as a director of HSBC Bank Canada and Reitmans (Canada) Limited. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.

        Jean-Louis Mongrain, Director. Mr. Mongrain has been a Director of Quebecor Media since December 13, 2002. He has been a member of Quebecor Media's audit committee since May 5, 2003. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, he worked for the Laurentian Bank from 1989 to 2000 where he served as head of the credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the credit policies and was also involved in several due diligence investigations in connection with various acquisitions. Mr. Mongrain also serves as a member of the board of directors of Groupe Deschênes Inc.

        The Right Honourable Brian Mulroney, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney served as Chairman of the Board of Sun Media from January 2000 to June 2001 and has served as Chairman of the board of directors of Quebecor World since April 2002. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a director of a number of public corporations including Quebecor Inc., Quebecor World, Barrick Gold Corporation, Trizec Properties, Inc., and Archer Daniels Midland Company.

        Jean Neveu, Director and Chairman of the compensation and human resources committee. Mr. Neveu has been a Director of Quebecor Media since January 2001, and he is the chairman of the compensation and human resources committee. Mr. Neveu has been the Chairman of Quebecor Inc. since 1999. He joined Quebecor Inc. in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor Inc. as its Vice President, Dailies and later became Senior Vice President. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor Inc., and served in this capacity until 1999. In addition, Mr. Neveu served as Chairman of Quebecor World from 1990 to 2002 and as its interim President and Chief Executive Officer from March 2003 to March 2004.

        Érik Péladeau, Director and Chairman of the board of directors. Mr. Péladeau has been a Director of Quebecor Media since January 29, 2001. He was appointed Chairman of the board of directors of Quebecor Media on March 12, 2004. Prior to his appointment as Chairman of the Board of Directors, Mr. Péladeau served as Vice Chairman of the Board of Directors of Quebecor Media (from January 2001 to March 12, 2004). Mr. Péladeau is currently Vice Chairman of the Board of Quebecor Inc., a position he has held since April 1999, Vice Chairman of the Board and Senior Executive Vice President of Quebecor World, a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards, including the board of directors of Quebecor World Érik Péladeau is the brother of Pierre Karl Péladeau.

        Pierre Karl Péladeau, Director. Mr. Péladeau has been a Director of Quebecor Media since August 18, 2000. From August 18, 2000 to March 12, 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media. Mr. Péladeau is also the President and Chief Executive Officer of Quebecor Inc. and, since March 12, 2004, Quebecor World. Mr. Péladeau joined Quebecor's communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. Namely, in 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become one of Europe's largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Vidéotron from July 2001 until June 2003. Mr. Péladeau sits on the boards of numerous members of the Quebecor group of companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

        Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 26, 2004. Mr. Provost has served as Executive Vice-President, CDP Capital — Private Equity since November 2003. Mr. Provost joined the Caisse in 1980 and has held various management positions during his time there. Mr. Provost is a member of the Leaders' Networking Group of Québec and the Montréal of Commerce.

        Sylvie Cordeau, Vice President, Communications. Ms. Cordeau was appointed Vice President, Communications of Quebecor Media as of March 14, 2003. She is responsible for communications for the Quebecor Media group of companies. She also remains involved in the corporate communications and the philanthropic activities of Quebecor Inc. Ms. Cordeau has worked in the Quebecor group of companies in various management positions for the past ten years. Prior to her appointment as Vice President, Communications, Ms. Cordeau was Executive Adviser, Office of the President of Quebecor Inc. Ms. Cordeau is a member of the Quebec Bar Association and holds a Master's Degree in International and European Law from the Université Catholique de Louvain in Belgium.

        Mark D'Souza, Vice President and Treasurer. Mr. D'Souza was appointed Vice President and Treasurer of Quebecor Media and Quebecor Inc. in April 2002. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002. He was Vice President and Treasurer of Quebecor World from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Finance Director of Société Générale de Financement du Québec from March 1995 to September 1997, and served in Corporate Finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.

        Michel Ethier, Vice President, Taxation. Mr. Ethier was appointed Vice President, Taxation of Quebecor Media in March 2004. From 1988 to 2000, Mr. Ethier was Director, Taxation of Le Groupe Vidéotron ltée. Following the purchase of Le Groupe Vidéotron ltée by Quebecor Media in October 2000, Mr. Ethier became Senior Director, Taxation of Quebecor Media. From 1983 to 1988, Mr. Ethier was Senior Tax Advisor of Gaz Metropolitain Inc. and from 1978 to 1983, he was, successively, auditor and tax specialist for Coopers & Lybrand, Chartered Accountants. Mr. Ethier has been a member of the Canadian Institute of the Chartered Accountants since 1980.

        Pierre Lampron, Vice President, Institutional Relations. Mr. Lampron was appointed to this position in June 2004. He also serves as President of TVA Films, a distribution subdivision of TVA Group Inc. Mr. Lampron joined the TVA Group in 2000 as President of TVA International. Prior to this appointment, he served as President of TV5-America from 1999 to 2000. From 1995 to 1999, Mr. Lampron served as President of Société de développement des entreprises culturelles (SODEC), a public organization involved in the financing of cultural industries in Québec.

        Luc Lavoie, Executive Vice President, Corporate Affairs. Mr. Lavoie was appointed Executive Vice President, Corporate Affairs, of Quebecor Media in March 2001. He was previously the Executive Vice President of National Public Relations, first in its Ottawa office, which he helped launch, and then in its Montréal office. In that capacity, he advised executives and policy-makers across North America. Before joining National Public Relations, Mr. Lavoie was Canada's Commissioner General to the Universal Exposition in Seville, Spain.

        Jacques Mallette, Executive Vice President and Chief Financial Officer. Mr. Mallette was appointed Executive Vice President and Chief Financial Officer of Quebecor Media in 2003. Mr. Mallette also serves as Executive Vice President and Chief Financial Officer of Quebecor Inc., and as Executive Vice President of Videotron Ltd and Sun Media Corporation. He also serves as a director of a number of our subsidiaries, including Videotron Ltd. Mr. Mallette was Chief Financial Officer of Videotron Ltd and Sun Media Corporation from 2003 to January 2005. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

        Jean-François Richard, Vice-President, Advertising Convergence. Mr. Richard was appointed as our Vice-President, Advertising Convergence in January 2005. Prior to joining Quebecor Media, Mr. Richard served, from August 2002 to May 2004, as Vice President Marketing and Image of Boutique Jacob Inc. From December 1997 to March 2002, Mr. Richard served in various marketing and communications positions at Bell Canada.

        Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of the Quebecor Media in March 2004. Before that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor Inc. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the Canadian Institute of Chartered Accountants since 1984.

        Louis Saint-Arnaud, Senior Vice President, Legal Affairs and Secretary. Mr. Saint-Arnaud has been the Vice President, Legal Affairs and Secretary of Quebecor Media since 2000. He was promoted to Senior Vice President, Legal Affairs and Secretary in October 2004. Mr. Saint-Arnaud is also the Senior Vice President, Legal Affairs and Secretary of Quebecor Inc. and Quebecor World. Mr. Saint-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past eighteen years. Mr. Saint-Arnaud has been a member of the Barreau du Québec since 1971.

        Richard Soly, Executive Vice President, Marketing and Content. Mr. Soly was appointed Executive Vice President, Marketing and Content of Quebecor Media in September 2002. Mr. Soly also continues to serve as President of SuperClub Vidéotron, which he founded 15 years ago. Mr. Soly is a member of the board of directors of the Retail Counsel of Canada and Groupe les Ailes de la Mode, Governor of the Conseil québécois de la Franchise (CQF) (the Franchise Council of Québec) and Chairman of Groupe Archambault Inc

        Claudine Tremblay, Senior Director, Corporate Secretariat and Assistant Secretary. Ms. Tremblay has been Assistant Secretary of Quebecor Media since its inception and is also currently Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World and Quebecor Inc. Since August 1987, Ms. Tremblay has been Assistant Secretary of Quebecor Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.

        Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Quebecor Media in March 2002. He also serves as Vice President, Regulatory Affairs of Vidéotron. Mr. Trépanier was our Director, Regulatory Affairs from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Interim General Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group, Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.

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

Compensation

Compensation of Directors

        Our directors who are employees of QMI are not entitled to receive any additional compensation for serving as our directors. Each director is entitled to receive from Quebecor Media an annual director's fee of $20,000. Directors are also entitled to receive an attendance fee of $1,200 for each board or committee meeting attended (other than the audit committee) and an attendance fee of $2,000 for each audit committee meeting attended, each payable quarterly. All of our directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as chairman of the board of directors of our parent company, Quebecor Inc., receives compensation from Quebecor Inc. and does not receive from us any annual fees or attendance fees. In addition, Mr. Neveu's compensation is not subject to the Directors' Deferred Stock Unit Plan, which we refer to as the DSUP plan.

        During the financial year ended December 31, 2004, eleven directors (which includes the former directors André Bourbonnais and Guy Coulombe, who resigned on July 26, 2004 and July 5, 2004, respectively) earned an aggregate compensation of $272,562.98 with respect to their annual fee and attendance fees. None of our directors have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

        In addition to the compensation described above, our directors who are also directors of Quebecor Inc. (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the DSUP plan. Under this plan, each director receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $37,500. Subject to certain conditions, each director may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director. Since January 1, 2004 and March 12, 2004, respectively, Erik Péladeau and Pierre Karl Péladeau no longer receive compensation in the form of units for serving as directors of Quebecor Inc.

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

        No units held by directors of Quebecor Media who also sit on the board of directors of Quebecor Inc. were redeemed in 2004.

        As of December 31, 2004, Jean La Couture held 1,638 units under the DSUP, The Right Honourable Brian Mulroney held 8,757 units under the DSUP, Érik Péladeau held 3,661 units under the DSUP and Pierre Karl Péladeau held 6,131 units under the DSUP.

Compensation of Executive Officers

        Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 25% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media's Stock Option Plan.

        For the financial year ended December 31, 2004, thirteen senior executive officers (excluding senior executive officers of our subsidiaries) received an aggregate cash compensation of $5,359,500 for services they rendered in all capacities during 2004, which amount includes the base salary and the cash bonuses paid to such senior executive officers.

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

        All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the board of directors (if our common shares are not listed at the time of the grant) or the trading price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the compensation and human resources committee for a change in control transaction, no option may be exercised by an optionee if our shares have not been listed on a recognized stock exchange. At December 31, 2007, if our shares have not been so listed, optionees may exercise annually, between January 1 and January 31 of such year, their right to receive an amount in cash equal to the difference between the fair market value and the exercise price of their vested options. Options not exercised prior to their expiration will be forfeited and may be re-issued pursuant to this stock option plan.

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

        A total of 433,523 options were granted to eight senior executive officers of Quebecor Media during the financial year ended 2004.

  Quebecor Inc.'s Stock Option Plan

        Quebecor Inc.'s stock option plan is designed to offer to the officers, directors, senior employees and key employees of Quebecor Inc. or its subsidiaries the opportunity to benefit from the appreciation in value of the class B subordinated voting shares of Quebecor Inc. Under this stock option plan, stock options to purchase a maximum of 6,177,612 class B subordinated voting shares of Quebecor Inc. may be granted.

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

        During the financial year ended December 31, 2004, no options to purchase class B subordinated voting shares of Quebecor Inc. were granted to senior executive officers of Quebecor Media or its subsidiaries. As of December 31, 2004, a total of 291,666 options to purchase class B subordinated voting shares of Quebecor Inc. were held by three senior executive officers of Quebecor Media and its subsidiaries, of which 276,666 options were originally granted to two senior executive officers for their responsibilities within Quebecor Inc.

        The closing sale price of the class B subordinated voting shares of Quebecor Inc. on the Toronto Stock Exchange on December 31, 2004, was $25.89 per share.

  Pension Benefits

        Quebecor Media maintains a pension plan for its non-unionized employees. The pension plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without actuarial reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada). An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,000 in 2005.

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

        The total amount set aside or accrued by Quebecor Media in 2004 to provide the pension benefits was $17.0 million. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see note 23 to the consolidated financial statements on pages F-56 to F-60 of this annual report.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation	10	15	20	25	30
$100,000 or more	$20,000	$30,000	$40,000	$50,000	$60,000

  Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plans in force, Quebecor Inc. and Quebecor Media (through Vidéotron's plan) provide supplemental retirement benefits to certain designated executives. Eight senior executive officers of Quebecor Media are participants under the Quebecor Inc. plan and one senior executive officer of Quebecor Media is a participant under the Vidéotron plan.

        The pensions of the eight senior executive officers who participate in the Quebecor Inc. plan are calculated on the basis of their respective average salaries (including bonuses) for the best five consecutive years. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree's pension and payable for up to 10 years. As of December 31, 2004, one of such senior executive officers had a credited service of approximately 17.8 years while the other seven senior executive officers had credited service of less than four years.

        The pension of the senior executive officer who participates in Vidéotron's plan is calculated on the basis of his average salary (excluding bonuses) for the best five consecutive years. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 60% of the retiree's pension. As of December 31, 2004, such senior executive officer had a credited service of approximately 15.4 years.

        The table below indicates the annual pension benefits that would be payable under both Quebecor Inc.'s and Vidéotron's plans at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$20,000	$30,000	$40,000	$50,000	$60,000
$300,000	$40,000	$60,000	$80,000	$100,000	$120,000
$400,000	$60,000	$90,000	$120,000	$150,000	$180,000
$500,000	$80,000	$120,000	$160,000	$200,000	$240,000
$600,000	$100,000	$150,000	$200,000	$250,000	$300,000
$800,000	$140,000	$210,000	$280,000	$350,000	$420,000
$1,000,000	$180,000	$270,000	$360,000	$450,000	$540,000
$1,200,000	$220,000	$330,000	$440,000	$550,000	$660,000

  Liability Insurance

        Quebecor Inc. has purchased liability insurance for the benefit of its directors and officers, its subsidiaries, including the Company, and certain associated companies, against certain liabilities incurred by them in such capacity. This insurance provides coverage of US$150,000,000 per event and policy year. For the financial year ended December 31, 2004, the amount of the premium paid by Quebecor Inc. was US$2,333,000. A deductible of US$500,000 applies when Quebecor Media Inc. is authorized or obliged to indemnify the persons insured.

Board Practices

        Reference is made to "— Directors and Senior Management" above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

  Audit Committee

        Our audit committee is composed of Messrs. Jean La Couture, François Laurin and Jean-Louis Mongrain. Mr. La Couture is the Chairman of our audit committee and the "audit committee financial expert" as defined in Item 16A of Form 20-F.

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

  Compensation and Human Resources Committee

        Our compensation and human resources committee is composed of Messrs. Samuel Minzberg, François Laurin and Jean Neveu. Mr. Neveu is the Chairman of our compensation and human resources committee. Our compensation and human resources committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries, and to formulate appropriate recommendations to the board of directors, among other things, concerning long-term compensation in the form of stock option grants. Our compensation and human resources committee is also responsible for the review, on an annual basis, of the compensation of our directors.

Employees

        As of December 31, 2004, we employed approximately 12,330 employees, of which approximately 5,151 were under collective bargaining agreements. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2004:

Operations	Total number of employees	Number of employees under collective agreements	Number of collective agreements
Cable Television	2,760	1,953	5
Newspapers	5,822	2,010	49	(1)
Broadcasting	1,287	793	13	(2)
Leisure and Entertainment	1,252	246	6	(3)
Business Telecommunications	449	149	2
New Media Services	684	0	0
Other	76	0	0

Total	12,330	5,151	75

(1)
19 collective bargaining agreements (representing approximately 497 employees) expired prior to or on December 31, 2004 and 14 collective bargaining agreements (representing approximately 345 employees) will expire prior to or on December 31, 2005. Five of the 19 collective bargaining agreements that expired prior to or on December 31, 2004 (representing approximately 276 employees) are currently in negotiation.

(2)
Five collective bargaining agreements (representing approximately 150 employees) expired prior to or on December 31, 2004 and are currently in negotiation.

(3)
Four collective bargaining agreements (representing approximately 149 employees) will expire prior to December 31, 2005.

        As of December 31, 2004, collective bargaining agreements covering approximately 1,140 of our employees had expired or were under negotiation. We are currently negotiating new collective bargaining agreements with union representatives with a view to significantly increasing productivity and reducing the Company's labor costs. Our inability to negotiate acceptable new agreements with respect to any of the above agreements could result in strikes or other form of work stoppage. Please see our risk factors relating to strikes and labor protests under "Item 3. Key Information — Risk Factors" of this annual report.

Share Ownership

        Except as disclosed under "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media's stock option plan, see "— Compensation" above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        As of December 31, 2004, Quebecor Inc. held, directly and indirectly, 67,636,713 common shares of our company, representing approximately a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor Inc., a communications holding company, are its interests in us and Quebecor World. Capital CDPQ is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund manager with approximately $110.9 billion in net assets under management. Capital CDPQ specializes in financing for companies in the telecommunications, media and cultural industry sectors.

        To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor Inc. is Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre Péladeau a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau. As of December 31, 2004, Les Placements Péladeau Inc. held, directly and indirectly, a total of 17,465,264 Class A Shares and 19,800 Class B Shares of Quebecor Inc., representing approximately 27.05% of all outstanding equity shares and approximately 65.81% of the voting rights attached to all outstanding shares of Quebecor Inc.

        As of December 31, 2004, Sun Media Corporation and its subsidiaries own collectively 1,140,000 of our Cumulative First Preferred Shares, Series A, which we refer to as the Series A Shares, or 100% of the issued and outstanding Series A Shares. The Series A Shares are non-voting shares. Holders of Series A Shares are entitled to a cumulative annual dividend of 12.5% per share. Holders may require us to redeem the Series A Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. On January 19, 2004, Sun Media Corporation divested itself of 450,000 Series A Shares and used the proceeds to redeem $450.0 million principal amount of its convertible obligations with Quebecor Media. See "Item 8. Financial Information — Dividend Policy" below and "Item 10. Memorandum and Articles of Association" for a more detailed description of the Series A Shares.

        As of December 31, 2004, there are no issued and outstanding Series B Shares.

        As of December 31, 2004, 9101-0835 Quebec Inc., one of our indirect, wholly-owned subsidiaries, holds 270,000 of our Cumulative First Preferred Shares, Series C, which we refer to as the Series C Shares, or 100% of the issued and outstanding Series C Shares. The Series C Shares are non-voting shares. Holders of Series C Shares are entitled to a cumulative annual dividend of 11.25% per share. Holders may require us to redeem the Series C Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The Series C Shares were issued in January 2004. See "Item 8. Financial Information — Dividend Policy" below and "Item 10. Memorandum and Articles of Association" for a more detailed description of the Series C Shares.

        On December 16, 2004, we redeemed the 1,100,000 Cumulative First Preferred Shares, Series D held by Vidéotron (1998) ltée, one of our indirect, wholly-owned subsidiaries. The Series D Shares were originally issued on January 16, 2004. No Cumulative First Preferred Shares, Series D remain outstanding. See "Item 8. Financial Information — Dividend Policy" below and "Item 10. Memorandum and Articles of Association" for a more detailed description of the Series D Shares.

        On November 30, 2004, one of our Preferred Shares, Series E was issued by Quebecor Media to Sun Media Corporation. The one share was redeemed by Quebecor Media on the same day. As of the date of this annual report, there are no issued and outstanding Series E Shares.

Consolidated and Amended Shareholders' Agreement

        We entered into a shareholders' agreement, dated October 23, 2000, with Quebecor Inc., Capital CDPQ and certain of our wholly-owned subsidiaries, as consolidated and amended by a shareholders' agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor Inc. and Capital CDPQ as our shareholders. Except as specifically provided in the shareholders' agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as QMI Shares, on a fully- diluted basis.

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

  (e)
  standard rights of first refusal in favor of Capital CDPQ with respect to the sale of all or substantially all of the shares or assets of TVA Group or Vidéotron;

  (f)
  so long as Capital CDPQ holds at least 22.5% of the QMI Shares on a fully diluted basis, if the Péladeau family (as defined in the shareholders' agreement) ceases to control Quebecor Inc., Capital CDPQ shall have at its option either a "call" on Quebecor Inc.'s interest in us at fair market value, or a "put" right in respect of Capital CDPQ's interest in us to Quebecor Inc. or its new controlling shareholder at fair market value, provided that the "call" right shall not apply if the Péladeau family (as defined in the shareholders' agreement) has offered a standard right of first refusal on its Quebecor control block to Capital CDPQ before selling control of Quebecor Inc., and all of the above-mentioned rights shall cease to apply five years following the approval by the CRTC of the acquisition by us of Vidéotron; and

  (g)
  a non-competition covenant by Quebecor Inc. in respect of it and its affiliates pursuant to which Quebecor Inc. and its affiliates shall not compete with QMI and its subsidiaries in their areas of activity so long as Quebecor Inc. has "de jure" or "de facto" control of us, subject to certain limited exceptions.

        The shareholders' agreement provides that once we become a reporting issuer and have a 20% public "float" of QMI Shares, certain provisions of the shareholders' agreement will cease to apply, including the consent rights described under subsections (d)(4) and (f) in the description of the shareholders agreement above.

        In a separate letter agreement, dated December 11, 2000, Quebecor Inc. and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the shareholders agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully-diluted basis or, in the case of TVA Group only, 10%.

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

Management Arrangements

        Quebecor Inc. has entered into management arrangements with Quebecor Media and certain of its subsidiaries. Under these management arrangements, Quebecor Inc., Quebecor Media and certain of its subsidiaries provide mutual management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor Inc. In 2004, Quebecor Media received a total of $3.0 million in management fees from Quebecor Inc., which amount was the same in 2003.

        In 2004, Quebecor Media has also incurred management and security fees of $1.0 million and $0.8 million with Quebecor and Capital CDPQ, respectively. The security fees relate to a credit facility of $135.0 million in Quebecor Media that is fully secured by both Quebecor and Capital CDPQ for an amount in proportion of their respective interest in Quebecor Media. An annual fee equivalent to 1.0% of the credit facility is charged in that respect.

Lease Arrangements

        Quebecor Inc. and other related parties lease office spaces to us. In 2004, the total annual rent expense paid to Quebecor Inc. and other related parties was approximately $3.7 million compared to $3.6 million for 2003.

Commercial Printing and Other Services

        The Company and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services from Quebecor World, another subsidiary of Quebecor and from an affiliated company. The 2004 total purchases with Quebecor World and with an affiliated company were $75.1 million. The 2004 total revenues with Quebecor World and with an affiliated company were $11.1 million. The Company conducts all of its business with Quebecor World and an affiliated company on a commercial, arm's length basis and records the transactions at exchange value.

        During the year, Quebecor World reached an agreement with Videotron Telecom, from the Business Telecommunications segment, to outsource its information technology infrastructure in North America for a duration of 7 years. As part of this agreement, Videotron Telecom has purchased some of Quebecor World's information technology infrastructure equipment at a cost of $3.0 million. The outsourcing services to Quebecor World are estimated to generate revenues for approximately $18.1 million annually. Both the price of the equipment transferred and the revenues of the outsourcing services have been accounted for at the exchange value. The transfer of the equipment was completed in December 2004.

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

Tax Consolidation Transactions

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Quebecor Media and its subsidiaries have entered into certain transactions that have the effect of consolidating tax losses within the Quebecor Media group. As a result of such transactions, Quebecor Media and its subsidiaries recognize significant income tax benefits. These tax consolidation transactions are typically implemented by Quebecor Media entering into a subordinated loan in favor of its subsidiary and such subsidiary using the proceeds of such loan to invest in preferred shares of Quebecor Media. The subordinated loan to the subsidiaries and the corresponding investment in Quebecor Media preferred shares for the same principal amount can significantly reduce our subsidiaries' income tax obligation because the interest expense on the subordinated loan is deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares is not taxable.

Issuance and Redemption of Convertible Obligations and Investment in Quebecor Media

        In July 2001, Sun Media and its subsidiaries issued a $1.6 billion convertible obligation to Quebecor Media, and used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares for tax planning purposes. In November 2002, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and used the proceeds to invest in $350.0 million of the Quebecor Media preferred shares. In July 2003, Sun Media redeemed $360.0 million and in January 2004, Sun Media redeemed another $450.0 million of the convertible obligations, using the proceeds from the redemption of Quebecor Media preferred shares.

        In January 2005, Sun Media received a further $150.0 million for its investment in the Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $255.0 million and used the proceeds from the issuance to invest in an additional $255.0 million of Quebecor Media preferred shares.

Issuance of Subordinated Loans and Investments in Quebecor Media

        In January 2004, Archambault Group issued a $70.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $70.0 millions of the Quebecor Media preferred shares for tax planning purposes.

        In January 2004, Vidéotron and its subsidiaries contracted a subordinated loan of $1.1 billion with Quebecor Media and invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares of Quebecor Media. In December 2004, Vidéotron and its subsidiaries reimbursed the loan and Quebecor Media redeemed the preferred shares for $1.1 billion.

        In June 2004 and October 2004, CEC Publishing issued an aggregate $200.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $200.0 million in Quebecor Media's preferred shares for tax planning purposes.

Income Tax Transactions

        During the years ended December 31, 2004 and 2003, some of the Company's subsidiaries bought tax benefits amounting to $12.9 million and $13.7 million, respectively, from Quebecor World Inc., a company under common control. Of this amount, $12.9 million and $13.4 million, were recorded as income taxes receivable for the fiscal years 2004 and 2003, respectively, while $0.3 million was recorded as long-term future income tax assets in 2003. These transactions allowed the Company to realize a gain of $0.1 million and $2.1 million in 2004 and 2003, respectively (net of non-controlling interest of $0.1 million and $0.2 million, respectively) which was recorded as contributed surplus. Additional tax benefits of $8.0 million will be recognized into the statement of income as a reduction of income taxes expenses when the new deduction multiple applied on the tax benefits bought in 2004 and 2003 will be officially enacted. However, if the new deduction multiple does not become enacted, $6.0 million will be recorded as contributed surplus since the amount payable or paid to Quebecor World Inc. will be reduced by an equal amount.

        During the year ended December 31, 2004, Vidéotron acquired from Quebecor Media income tax assets of $62.0 million, of which $55.5 million was recorded by Vidéotron as future income tax assets and $6.5 million as income taxes receivable. The consideration payable to Quebecor Media for these income tax assets was $35.2 million as at December 31, 2004. The difference of $26.8 million was credited to Vidéotron's contributed surplus.

        Following the transfer of Sun Media Corporation's 29.9% interest in CP24 to CHUM Limited in connection with the acquisition of Toronto 1 with TVA Group in 2004, Sun Media Corporation transferred its $4.4 million fiscal capital gain to Quebecor Media; the fair value of Sun Media Corporation's 29.9% interest in CP24 was $8.0 million and the adjusted fiscal cost was $3.6 million, which resulted in the $4.4 million fiscal capital gain. Quebecor Media applied this fiscal gain against its accumulated fiscal capital losses and, therefore, allowed for Sun Media Corporation to realize a net gain on disposal without any tax consequences.

Payment of Dividends

        In the year ended December 31, 2004, Sun Media Corporation paid dividends of $135.1 million to Quebecor Media. Sun Media Corporation paid dividends of $151.2 million during the year ended December 31, 2003. Sun Media Corporation also paid a dividend of $260 million to Quebecor Media as part of the refinancing transaction in February 2003.

        In addition, Vidéotron declared and paid a dividend of $205.2 million to Quebecor Media in 2004, compared to a dividend of $20.0 million in 2003.

Interests of Experts and Counsel

        Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        The consolidated balance sheets of Quebecor Media as at December 31, 2003 and 2004 and the consolidated statements of operations, deficit and cash flows of Quebecor Media for the years ended December 31, 2002, 2003 and 2004, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

        On March 13, 2002, an action was filed in the Superior Court of Quebec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Vidéotron, in which the plaintiffs allege that Vidéotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages in an amount of approximately $26 million.

        In November 2001, Voca-tel Communications Inc., a supplier, instituted legal procecedings against Vidéotron for wrongful breach of contract in the amount of $4.4 million.

        In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration with Vidéotron in which it is seeking an amount of $8.6 million as reduction of the purchase price of the shares of Northern Cable Holdings Limited sold to Regional Cablesystems Inc. by a subsidiary of Vidéotron in 1998. A settlement in principle has been reached subject to finalization of the settlement documentation.

        We believe that the legal actions described above are unfounded, and we intend to vigorously defend our position in each of these matters.

        We are also involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts that we believe to be reasonable under the circumstances. We believe that an adverse outcome of such legal proceedings will not have a material adverse impact on our operating results or financial condition.

Dividend Policy

        Our outstanding share capital consists of common shares and Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares and Series D Shares and Preferred Shares, Series E. As of December 31, 2004, we had:

  •
  123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor Inc. and 55,966,094 were held by Capital CDPQ;

  •
  1,140,000 Cumulative First Preferred Shares, Series A, outstanding, which Series A Shares were held by Sun Media Corporation, Bowes Publishers Limited and Sun Media (Toronto) Corporation;

  •
  270,000 Cumulative First Preferred Shares, Series C, outstanding, which Series C Shares were held by Archambault Group and CEC Publishing of the Leisure and Entertainment segment;

  •
  zero Cumulative First Preferred Shares, Series B, Cumulative First Preferred Shares, Series D and Preferred Shares, Series E outstanding.

        Holders of our Series A Shares are entitled to receive fixed cumulative preferential dividends at a rate of 12.5% per share per annum. The dividends declared on the Series A Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

        Holders of our Series B Shares are entitled to receive a cash dividend, when, as and if declared by the board of directors. The dividend shall be payable only upon conversion of the Series B Shares into Common Shares. Dividends will be determined by the board of directors in accordance with our Articles of Incorporation.

        Holders of our Series C Shares are entitled to receive fixed cumulative preferential dividends at a rate of 11.25% per share per annum. The dividends declared on the Series C Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

        Holders of our Series D Shares are entitled to receive fixed cumulative preferential dividends at a rate of 11.0% per share per annum. The dividends declared on the Series D Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

        The holders of our Series E Shares are entitled to receive a maximum non-cumulative preferential monthly dividend at a rate of 1.25% per month, calculated on the redemption price of the Series E Shares when, as and if declared by the board of directors. The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

        Holders of common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our board of directors shall determine.

Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since December 31, 2004.

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

Selling Shareholders

        Not applicable.

Dilution

        Not applicable.

Expenses of the Issuer

        Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

Share Capital

        Not applicable.

Memorandum and Articles of Association

        Our Articles of Incorporation and the various Articles of Amendment to the Articles of Incorporation filed by us are incorporated by reference from our registration statement filed with the Securities and Exchange Commission on September 5, 2001 (Registration No. 333-13792). In addition, (a) the Articles of Amendment to the Articles of Incorporation, which were filed on February 3, 2003, are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003 and (b) the Articles of Amendment to the Articles of Incorporation, which were filed on December 5, 2003 and January 16, 2004, are included as Exhibits 1.4 and 1.5 to our annual report for the fiscal year ended December 31, 2003 which was filed with the SEC on March 31, 2004. The Articles of Amendment to the Articles of Incorporation, which were filed on November 24, 2004, are included in this annual report as an exhibit. The Articles of Incorporation of Quebecor Media and the various Articles of Amendment to the Articles of Incorporation filed by Quebecor Media are collectively referred to as the "Articles". The following is a summary of certain provisions of the Articles and our bylaws.

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

  Neither the Articles nor our by-laws contain any provision with respect to (d) the retirement of directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of directors

3.
The rights, preferences and restrictions attaching to our Common Shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares and the Series D Shares) and the Preferred Shares, Series E are set forth below:

Common Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Preferred Shares, each common share shall be entitled to receive such dividends as our board of directors shall determine.

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

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

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

Preferred Shares, Series E (Series E Shares)

  (a)
  Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

  (b)
  Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

  (c)
  Rights to share in our profits: Except as provided in paragraph (a) above (pursuant to which the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (pursuant to which the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

  (e)
  Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

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

  (h)
  Provisions discriminating against existing or prospective holders of Series E Shares: None

        For a description of the Preferred Shares, Series E, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" in this annual report.

4.
For a description of the action necessary to change the rights of holders of the Preferred Shares, see "Section 3, Cumulative First Preferred Shares" and "Section 3, Preferred Shares, Series E" above. Under the Companies Act (Québec), (i) the Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) our by-laws may be amended by our directors and ratified by a majority of the vote cast by the shareholders at the meeting.

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

  (a)
  Senior Note Indenture relating to US$715,000,000 11 1/8% Senior Notes due 2011 dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank (now U.S. Bank Corporate Trust Services), as trustee and Senior Discount Note Indenture relating to US$295,000,000 13 3/4% Senior Discount Notes due 2011 dated as of July 6, 2001 by and between Quebecor Media Inc. and National City Bank (now U.S. Bank Corporate Trust Services), as trustee.

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

  (b)
  Indenture relating to US$650,000,000 6 7/8% Senior Notes due January 15, 2014 dated as of October 8, 2003 by and among Vidéotron ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented by a First Supplemental Indenture dated as of July 12, 2004.

    On October 8, 2003, Vidéotron issued US$335.0 million in aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Vidéotron issued an additional US$315.0 million in aggregate principal amount of the Senior Notes. The notes are unsecured and are due January 15, 2014. Interest on the notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. Our obligations under the notes are guaranteed by most, but not all, of our subsidiaries. The notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Vidéotron Ltée and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

  (c)
  Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc., RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto, as amended by a letter dated June 6, 2002, an Amendment No. 2 dated as of March 31, 2003 and an Amendment No. 3 dated as of June 25, 2004.

    As of June 29, 2001, we entered into a credit agreement with RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders which currently provides Quebecor Media with a revolving credit facility of $135 million (initially for approximately $1.9 billion). This credit agreement contains customary restrictive and financial covenants and customary events of default.

    Borrowings under the revolving credit facility are to be used for general corporate purposes. The revolving credit facility is secured by a charge over all of our assets and the assets of certain of our subsidiaries. Quebecor Inc. and Caisse de Dépôt et Placement du Québec have guaranteed our obligations under the revolving credit facility under certain circumstances in proportion to their ownership interests in Quebecor Media. As of the end of the 2004 fiscal year, $0 million was outstanding under the revolving credit facility.

  (d)
  Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Goupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors thereto, and by Quebecor Media Inc.

    On November 19, 2004, concurrently with the closing of the private placement of a new series of Vidéotron's 6 7/8% Senior Notes due January 15, 2014, Vidéotron amended and restated its credit agreement dated as of November 28, 2000 by executing and delivering the Seventh Amending Agreement described above and following the satisfaction of certain conditions precedent. Consequently, Vidéotron's credit agreement, as amended, provides for a $450.0 million revolving credit facility maturing in 2009.

    The proceeds of Vidéotron's revolving credit facility are to be used for Vidéotron's general corporate purposes, including, in certain circumstances, distributions to its shareholders.

    Advances under Vidéotron's revolving credit facility will be in Canadian dollars alone. Advances will bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR, plus in each case an applicable margin.

    This amended and restated credit agreement contains customary restrictive and financial covenants with respect to Vidéotron and the guarantors named therein (the "VL Group") and customary events of default. It, however, permits Vidéotron to make distributions by way of dividends, share repurchases, purchases of Quebecor Media's preferred shares or loans to Quebecor Media under certain circumstances. It also permits Vidéotron's repayment of interest on its subordinated debt, payment of management fees or other similar expenses to its direct or indirect parent and transactions for the primary purpose of creating tax benefits.

    As of December 31, 2004, no amounts had been drawn under Vidéotron's credit facility under this amended and restated credit agreement.

  (e)
  Indenture relating to US$205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 by and among Sun Media Corporation, the Subsidiary Guarantors listed on the signature pages thereto and National City Bank, as trustee, as supplemented by a First Supplemental Indenture dated as of July 30, 2004.

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

  (f)
  Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto as amended by a First Amending Agreement to the Credit Agreement dated December 2, 2003 and a Second Amending Agreement dated October 12, 2004.

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

    All advances under the six-year term loan B are in US dollars and bear interest at LIBOR plus an applicable margin which may fluctuate depending on Sun Media's ratio of total debt to EBITDA. All advances under the five-year revolving credit facility shall be in Canadian dollars and bear interest at the Canadian prime rate, the bankers' acceptance rate plus an applicable margin which may fluctuate depending on Sun Media's ratio of total debt to EBITDA.

    This secured credit facility contains customary restrictive and financial covenants and customary events of default.

    As of December 31, 2004, no amounts had been drawn under Sun Media's revolving credit facility under this amended and restated credit agreement and an aggregate amount of $241.6 million was drawn under the term B loan.

  (g)
  Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc., as amended by a First Amendment to Share Purchase Agreement dated as of December 31, 2004.

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

        In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See "Item 4 — Information on the Company — Business Overview — Regulation."

Taxation

  Certain U.S. Federal Income Tax Considerations

        The following is a summary of certain U.S. federal income tax consequences applicable to an investment in the notes by a U.S. Holder. This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code; Treasury Regulations; Internal Revenue Service, or IRS, rulings; and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, the term "U.S. Holder" means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident alien of the United States;

  •
  a corporation, partnership or other entity treated as such formed in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "United States persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person; or

  •
  a partnership or other entity treated as such, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

        This summary does not cover all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to investors that may be subject to special treatment under U.S. federal income tax law, including:

  •
  dealers in stocks, securities or currencies;

  •
  traders in securities that use a mark-to-market accounting method;

  •
  banks;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  persons holding notes as part of a hedging or conversion transaction or a straddle;

  •
  persons deemed to sell notes under the constructive sale provisions of the Code;

  •
  persons who or that are, or may become, subject to the expatriation provisions of the Code;

  •
  persons whose functional currency is not the US dollar; and

  •
  direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

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

Interest on the Notes

        Except as described under "Constant Yield Election" below, stated interest (other than original issue discount described below) on the notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. For purposes of computing any foreign tax credit allowable to you under the Code, interest on the notes will constitute income from sources outside the United States. Interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income, in either case, that interest will be treated separately from other types of income for those purposes.

Original Issue Discount

        Some or all of the notes are issued with more than a de minimis amount of original issue discount, or OID. A U.S. Holder will be required to include that OID in its gross income as described below (regardless of the U.S. Holder's normal method of accounting for tax purposes). In general, OID will be included in a U.S. Holder's income as ordinary interest income as it accrues on the basis of a constant yield to maturity; on this basis, OID is generally includable in income in advance of the receipt of cash representing that OID.

        The total amount of OID on a note will equal the excess of that note's "stated redemption price at maturity" over its "issue price". The stated redemption price at maturity of a note equals the sum of all payments made under the note other than any "qualified stated interest" payments, which are payments of stated interest that are unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate (or one or more qualifying floating rates). The issue price of a note is generally equal to the first price at which a substantial number of notes were sold in the offering of the notes.

        A U.S. Holder must include in gross income, for all days during its taxable year in which it holds a note having OID, the sum of the "daily portions" of that OID. The daily portions are determined by allocating to each day in an "accrual period" (generally, the period between interest payments or compounding dates) a pro rata portion of the OID that accrued during that accrual period. The amount of OID that will accrue during an accrual period is the excess of (i) the product of the note's "adjusted issue price" at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and properly adjusted for the length of the particular accrual period), over (ii) the qualified stated interest allocable to that period. The adjusted issue price of a note is the sum of its issue price, plus prior accruals of OID, reduced by the total payments made with respect to that note in all prior periods and on the first day of the current accrual period (other than payments of qualified stated interest). Each payment on a note (other than a payment of qualified stated interest) will be treated as a payment of OID (which was previously includable in income) to the extent that OID has accrued as of the date such payment is due and has not been allocated to prior payments, and any excess will be treated as a payment of principal.

        OID will be sourced and categorized in the same manner as interest income (see "Interest on the Senior Notes" above) for U.S. foreign tax credit purposes.

Market Discount

        Except as described under "Constant Yield Election" below, if a U.S. Holder of a note purchases it at market discount (generally, at a price below its stated principal amount, or adjusted issue price in the case of a note having OID) in excess of a de minimis amount and later recognizes gain upon a disposition or retirement of the note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a note may be taxable to a U.S. Holder to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). In addition, a U.S. Holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the holder disposes of the debt instrument in a taxable transaction.

Acquisition Premium

        A U.S. Holder that purchases a note at a premium (generally an amount paid in excess of all amounts payable on the instrument after the purchase, other than qualified stated interest) may elect to amortize such excess ("bond premium"). If a U.S. Holder elects to amortize bond premium, the amount required to be included in the U.S. Holder's income each year with respect to interest on the note will be reduced by the amount of bond premium allocable, based on the U.S. Holder's yield to maturity, to that year. The election will apply to all debt instruments (other than tax-exempt bonds) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or later acquired by it. The election is irrevocable without the consent of the IRS. Generally, a U.S. Holder that purchases a note with bond premium that does not elect to amortize the bond premium will recognize a loss when the note is sold, exchanged, retired or otherwise disposed of, while the interest from the note will be fully taxable when paid.

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

Certain Reporting Requirements

        The Company will report annually to the IRS and to record U.S. Holders of notes, other than corporations and other exempt holders, the amount of OID accrued with respect to a note during the calendar year. The amount reported by the Company may not equal the amount of income required to be included in income by a U.S. Holder. For example, the Company has determined that its rights or obligations to repurchase notes prior to maturity will not affect the computation of OID on the notes, but the IRS may challenge that determination and assert that OID should be computed in a different manner. Further, if the Company optionally redeems any of the notes, then notes that are not redeemed, if any, will be deemed to have been reissued on the date of such optional redemption solely for purposes of determining accrual of OID on the notes. In addition, a U.S. Holder that purchases a note after its initial issuance with acquisition premium, bond premium or market discount generally will be required to include in income amounts in respect of the note that differ from the OID reported to that U.S. Holder.

Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note, measured by the difference, if any, between:

  •
  the amount of cash and the fair market value of any property received, except to the extent that the cash or other property is attributable to the payment of accrued interest, OID or market discount not previously included in income, which amount will be taxable as ordinary income; and

  •
  the holder's adjusted tax basis in the note, generally equal to that U.S. Holder's cost for the note, increased by any amounts included in income as OID or market discount and reduced by any amortized bond premium and any cash payments of interest (other than qualified stated interest) or principal.

        Any such gain or loss will generally be capital gain or loss (long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition). Net capital gains of non-corporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes.

Information Reporting and Backup Withholding

        A U.S. Holder of the notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments, payments with respect to OID and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the U.S. Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number, or TIN certified under penalty of perjury within a reasonable time after the request for the TIN;

  •
  furnishes an incorrect TIN;

  •
  fails to report properly interest or dividends; or

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

        A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

        We will report to the U.S. Holders of notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

  Certain Canadian Material Federal Income Tax Considerations for Non-Residents of Canada

        The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invest in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel's understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this prospectus are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

        The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm's length with us and who, for the purposes of the Convention and the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owns the notes and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada and to an insurer or an authorized foreign bank who carries on an insurance business or a bank business in Canada, who we refer to as a Non-Resident Holder.

Interest Payments

        A Non-Resident Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.

Dispositions

        Gains realized on the disposition or deemed disposition of notes by a Non-Resident Holder will not be subject to tax under the Act.

        The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the notes, including the applicability and effect of any state, provincial, local or foreign tax laws, and of any proposed changes in applicable laws.

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We use certain financial instruments such as interest rate and cross-currency swaps to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.

Foreign Currency Risk

        Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations, except for a portion of the Senior Secured First Priority Notes of one of Vidéotron's subsidiaries. Therefore, fluctuations of the Canadian dollar against the U.S. dollar will generate foreign exchange economic gains or losses on the Senior Secured Notes exclusively.

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

Interest-Rate Swaps:

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate
Vidéotron ltée and its subsidiaries
March 2005	$135.0	Pay fixed/receive floating	4.01%	Bankers' acceptance 3 months
May 2006	$90.0	Pay fixed/receive floating	5.41%	Bankers' acceptance 3 months
September 2007	$5.0	Pay fixed/receive floating	3.75%	Bankers' acceptance 3 months

Cross-Currency Interest Rate Swaps:

	Period covered	Notional amount		Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar
Quebecor Media Inc.:
Senior Notes	2001 to 2011	US$	715.0	12.30%	11.125%	1.5255
Senior Discount Notes	2001 to 2011	US$	295.0	14.60%	13.75%	1.5822	(1)
Vidéotron Ltée and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers' acceptances 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers' acceptances 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227
Senior Notes	2008 to 2013	US$	155.0	Bankers' acceptances 3 months plus 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers' acceptances 3 months plus 3.70%	7.625%	1.5227
Term-Loan B credit Facility	2003 to 2009	US$	201.0	Bankers' acceptances 3 months plus 2.48%	LIBOR plus 2.00%	1.5175

(1)
As per the agreement, the exchange rate includes an exchange fee.

Commodity Price Risk

        Through our Newspaper operations, we have entered into a long term contract with a newsprint producer at current market price less a volume discount. Management mitigates the commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements.

Credit Risk

        Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of December 31, 2004, we had no significant concentration of credit risk. We believe that the products and diversity of our customer base is instrumental in reducing our credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.

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

        The market risks that we face as of the date of this annual report on Form 20-F would not be materially different than on December 31, 2004.

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
Quebecor Media Inc.:
Long-term debt(1)	$(1,140.7)	$(1,332.9)	$(1,293.8)	$(1,518.9)
Cross-currency interest rate swaps	(3.9)	(241.9)	(80.9)	(221.7)
Vidéotron ltée and its subsidiaries:
Long-term debt(1)	(888.9)	(901.1)	(886.7)	(912.1)
Interest rate swaps	(4.6)	(4.6)	—	(9.5)
Cross-currency interest rate swaps	(45.5)	(72.3)	(15.3)	(21.5)
Foreign exchange forward contracts	(8.4)	(8.4)	—	—
Sun Media Corporation and its subsidiaries:
Long-term debt(1)	(484.3)	(507.7)	(551.7)	(574.8)
Cross-currency interest rate swaps and foreign exchange forward contracts	(147.4)	(169.8)	(89.7)	(122.8)

(1)
Including current portion

Material Limitations

        Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

        As of December 31, 2004, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31
2005	$2.8
2006	37.7
2007	95.1
2008	2.8
2009	230.5
2010 and Thereafter	$2,179.9

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

Use of Proceeds

        Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

        Our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective as of the end of the period covered by this annual report and that there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee pre-approved all audit services, determining which non-audit services the independent auditors are prohibited from providing, and authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2003 and 2004, none of the non-audit services described below were approved by the audit committee of our board of directors pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services. For the years ended December 31, 2004 and 2003, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2003	2004
Audit Fees(1)	$2,079,000	$2,157,149
Audit-related Fees(2)	830,000	435,497
Tax Fees(3)	418,000	250,679
All Other Fees(4)	100,000	214,993
Total	$3,427,000	$3,058,318

(1)
Audit Fees consist of fees approved for the annual audit of the Company's consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(2)
Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, review of security controls and operational effectiveness of systems, due diligence or accounting work related to acquisitions; employee benefit plan audits, internal control reviews and audit or attestation services not required by statute or regulation and audit and attestation services required by statute or regulation like: comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms, statutory audits, and reports on internal controls required by Sarbanes-Oxley or other regulations.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(4)
All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

        Our audited consolidated balance sheets as of December 31, 2004 and 2003 and the consolidated statements of income, deficit and cash flows for the years ended December 31, 2004, 2003 and 2002, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-71 to this annual report.

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
1.2
Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2002 which was filed on March 31, 2003).
1.3
By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
1.4
Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).
1.5
Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).
1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation).
1.7	By-law number 2004-1 of Quebecor Media Inc. (translation).
1.8	By-law number 2004-2 of Quebecor Media Inc. (translation).
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
2.5
Form of 9 1/2% Senior Subordinated Notes due 2007 (included in Exhibit A to Exhibit 2.6 below) (incorporated by reference to Exhibit 4.8 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
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

Exhibit Number	Description
2.7	Form of 9 1/2% Senior Subordinated Notes due 2007 (included in Exhibit A to Exhibit 2.8 below) (incorporated by reference to Exhibit 4.9 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
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
2.9
Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.9 above) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).
2.10
Indenture relating to $205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 among Sun Media Corporation, the subsidiary guarantors signatory thereto and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).
2.11
First Supplemental Indenture dated as of July 30, 2004 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank) (incorporated by reference to Exhibit 2.4 of Sun Media Corporation's annual report on Form 20-F for the year ended December 31, 2004 filed on March 24, 2005).
2.12
Form of 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée (incorporated by reference to Exhibit A to Exhibit 4.3 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
2.13
Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée (incorporated by reference to Exhibit E to Exhibit 4.3 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
2.14
Indenture relating to $335,000,000 6 7/8% Notes due 2014 dated as of October 8, 2003 by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Vidéotron's Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
2.15
First Supplemental Indenture dated as of July 12, 2004 by and among Vidéotron Ltée, SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Vidéotron's Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).
3.1
Shareholders' Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ Inc. (now known as Capital d'Amérique CDPQ Inc.) and Quebecor Media, together with a summary thereof in the English language (incorporated by reference to Exhibit 9.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

Exhibit Number	Description
3.2
Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ Inc. (now known as Capital d'Amérique CDPQ Inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001 Registration Statement 333-13792).
3.3
Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the board of directors of Quebecor Media Inc. (translation) (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).
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
4.3
Amendment No. 1 to the Credit Agreeement dated as of June 29, 2001 among Quebecor Media Inc., RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto, dated as of August 6, 2002.
4.4
Amendment No. 2 to the Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc., RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto, dated as of August 31, 2003.
4.5
Amendment No. 3 to the Credit Agreement dated as of June 29, 2001 among Quebecor Media Inc., RBC Dominion Securities Inc., Royal Bank of Canada, the guarantors thereto and the co-arrangers and lenders thereto, dated as of June 25, 2004.
4.6
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
4.7
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
4.8
Newsprint Supply Agreement dated as of January 1, 2000 among Sun Media Corporation, Donohue Forest Products and Quebecor Printing Inc., together with an English summary of the agreement (incorporated by reference to Exhibit 10.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

Exhibit Number	Description
4.9
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
4.10
First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to the applicable exhibit to Sun Media's Annual Report on Form 20-F for the year ended December 31, 2003 which was filed on March 30, 2004).
4.11
Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to Exhibit 4.5 of Sun Media Corporation's annual report on Form 20-F for the year ended December 31, 2004 filed on March 24, 2005).
4.12
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
4.13
Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Québec inc., Vidéotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the "Guarantors"), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Videotron's Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

Exhibit Number	Description
4.14
Form of Amended and Restated Credit Agreement (the "Credit Agreement") entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement dated as of November 19, 2004, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Schedule 2 to Exhibit 10.2 to Vidéotron's Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).
4.15
Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media's Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.16
Form of Share Pledge of the shares of Vidéotron Ltée and the Guarantors of the Credit Agreement. (incorporated by reference to Schedule E of Exhibit 10.5 to Vidéotron's Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.17
Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc. (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).
4.18
First Amendement to Share Purchase Agreement dated as of December 31, 2004 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P. and Quebecor Media Inc. and 9101-0827 Québec Inc.
8.1	Subsidiaries of Quebecor Media Inc. as of March 1, 2004.
11.1	Code of Ethics (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004)
12.1	Certification of Serge Gouin, Chief Executive Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jacques Mallette, Chief Financial Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Serge Gouin, Chief Executive Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Jacques Mallette, Chief Financial Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Jacques Mallette

Jacques Mallette
Executive Vice President and Chief Financial Officer

Dated: March 29, 2005

Consolidated Financial Statements of

         QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Years ended December 31, 2004, 2003 and 2002

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

Auditors' Report to the Shareholders of Quebecor Media Inc.

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.

        We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2004 and 2003 and the consolidated statements of income, deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

(Signed) KPMG LLP
Chartered Accountants
Montreal, Canada
February 9, 2005

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars)

	2004	2003	2002
Revenues	$2,462.4	$2,298.1	$2,253.0
Cost of sales and selling and administrative expenses	1,765.2	1,686.3	1,680.6

Operating income before undernoted items	697.2	611.8	572.4
Amortization	(225.9)	(226.6)	(224.6)
Financial expenses (note 2)	(314.6)	(300.1)	(323.4)
Reserve for restructuring of operations, impairment of assets and other special charges (note 3)	(2.8)	(1.8)	(36.9)
Gains (losses) on sale of businesses and other assets (note 4)	9.3	(1.1)	3.6
Net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary (note 5)	(4.8)	144.1	—
Write-down of goodwill (note 12)	—	(0.5)	(178.1)

Income (loss) before income taxes	158.4	225.8	(187.0)
Income taxes (credit) (note 6)	37.4	(12.5)	4.4

	121.0	238.3	(191.4)
Non-controlling interest	(31.7)	(34.6)	(30.5)

Income (loss) from continuing operations	89.3	203.7	(221.9)
(Loss) income from discontinued operations (note 7)	(1.1)	0.2	(7.9)

Net income (loss)	$88.2	$203.9	$(229.8)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars)

	2004	2003	2002
Balance at beginning of year	$(2,597.8)	$(2,801.7)	$(2,571.9)
Net income (loss)	88.2	203.9	(229.8)

	(2,509.6)	(2,597.8)	(2,801.7)
Dividends	(20.0)	—	—

Balance at end of year	$(2,529.6)	$(2,597.8)	$(2,801.7)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars)

	2004	2003	2002
Cash flows related to operations:
Income (loss) from continuing operations	$89.3	$203.7	$(221.9)
Adjustments for:
Amortization of property, plant and equipment	218.1	215.1	215.3
Amortization of deferred charges and write-down of goodwill	7.8	12.0	187.4
Amortization of deferred financing costs and of long-term debt discount	56.9	53.7	53.6
Losses (gains) on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	8.0	(22.0)	(2.2)
Loss on revaluation of the additional amount payable (note 13)	26.9	4.5	—
Losses (gains) on sale of businesses, other assets and property, plant and equipment	3.1	20.3	6.2
Net loss (gain) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary (note 5)	4.8	(144.1)	—
Future income taxes	16.5	(28.0)	5.4
Non-controlling interest	31.7	34.6	30.5
Write-down of temporary and portfolio investments, of a property and of deferred charges (note 3)	0.8	1.3	22.4
Interest on redeemable preferred shares of a subsidiary	—	24.5	21.7
Other	(2.6)	6.7	6.6

	461.3	382.3	325.0
Net change in non-cash balances related to operations	38.6	(17.5)	53.1

Cash flows provided by continuing operations	499.9	364.8	378.1
Cash flows provided by (used in) discontinued operations	0.6	(1.2)	(7.0)

Cash flows provided by operations	500.5	363.6	371.1
Cash flows related to financing activities:
Net repayments in bank indebtedness	(4.2)	(8.9)	(24.9)
Issuance of long-term debt	406.8	1,645.4	25.8
Repayment of long-term debt	(481.9)	(2,053.3)	(225.1)
Deferred financing costs	(6.7)	(22.1)	—
Net increase in prepayments under cross-currency swap agreements	(184.4)	(118.1)	—
Dividends	(20.0)	—	—
Repurchase of redeemable preferred shares of a subsidiary (notes 5)	—	(55.0)	—
Proceeds from issuance of capital stock	—	431.9	31.9
Issuance of capital stock by subsidiaries	2.6	1.2	—
Dividends paid to non-controlling shareholders	(5.0)	(5.4)	(5.9)

Cash flows used in financing activities	(292.8)	(184.3)	(198.2)

Sub-total, balance carried forward	$207.7	$179.3	$172.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars)

	2004	2003	2002
Sub-total, balance brought forward	$207.7	$179.3	$172.9
Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired (note 4)	(112.5)	(76.2)	(14.2)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed	(7.8)	24.7	6.6
Additions to property, plant and equipment	(181.1)	(131.2)	(135.8)
Additions to other assets	(4.3)	(1.4)	(6.5)
Net decrease (increase) in temporary investments	94.5	(106.8)	(68.1)
Proceeds from disposal of assets	7.5	4.3	14.7
Decrease in advances receivable from parent company	—	26.1	4.2
Other	0.6	(1.9)	7.0

Cash flows used in investing activities	(203.1)	(262.4)	(192.1)

Net increase (decrease) in cash and cash equivalents	4.6	(83.1)	(19.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.6	(1.6)	(0.3)
Cash and cash equivalents at beginning of year	103.6	188.3	207.8

Cash and cash equivalents at end of year	$108.8	$103.6	$188.3

Cash and cash equivalents consist of:
Cash	$8.0	$43.0	$22.8
Cash equivalents	100.8	60.6	165.5

Cash and cash equivalents at end of year	$108.8	$103.6	$188.3

Additional information on the consolidated statements of cash flows:
Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable	$(10.9)	$11.9	$6.3
Inventories and investments in televisual products and movies	5.3	15.9	8.2
Accounts payable and accrued charges	15.0	(85.2)	35.3
Other	29.2	39.9	3.3

	$38.6	$(17.5)	$53.1

Non-cash transaction related to financing activities:
Issuance of additional amount payable	$—	$70.0	$—

Cash interest payments	$239.6	$236.4	$251.0
Cash payments (net of refunds) for income taxes	8.8	(20.9)	27.6

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003
(in millions of Canadian dollars)

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$108.8	$103.6
Temporary investments (market value of $99.7 million ($194.6 million in 2003))	99.7	194.2
Accounts receivable (note 8)	342.9	325.6
Income taxes	24.2	18.2
Inventories and investments in televisual products and movies (note 9)	134.7	126.1
Prepaid expenses	21.4	22.9
Future income taxes (note 6)	70.6	68.6

	802.3	859.2
Long-term investments (market value of $13.0 million ($12.8 million in 2003))	13.0	12.8
Property, plant and equipment (note 10)	1,529.3	1,560.8
Future income taxes (note 6)	80.8	96.8
Other assets (note 11)	232.8	174.8
Goodwill (note 12)	3,851.0	3,906.2

	$6,509.2	$6,610.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$—	$4.2
Accounts payable and accrued charges	546.2	523.6
Deferred revenue	143.7	125.4
Income taxes	13.4	2.2
Advances payable to parent company and companies under common control	16.7	16.4
Additional amount payable (note 13)	101.4	74.5
Current portion of long-term debt (note 14)	2.8	60.0

	824.2	806.3
Long-term debt (note 14)	2,546.0	2,696.8
Other liabilities (note 15)	297.0	240.1
Future income taxes (note 6)	189.4	270.6
Non-controlling interest (note 16)	192.7	201.8
Shareholders' equity:
Capital stock (note 17)	1,773.7	1,773.7
Contributed surplus (note 6)	3,216.8	3,220.6
Deficit	(2,529.6)	(2,597.8)
Translation adjustment	(1.0)	(1.5)

	2,459.9	2,395.0
Commitments and contingencies (note 19)
Guarantees (note 20)

	$6,509.2	$6,610.6

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors,
(Signed) ERIC PÉLADEAU Chairman of the Board	(Signed) JEAN LA COUTURE Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars)

        Quebecor Media Inc. (the "Company") operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers services in television distribution and telephony in Canada, and operates in the Internet access provider industry and the rental of videocassettes, digital video discs ("DVD" units) and games and retail stores. The Newspapers segment includes the publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French — and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution in Canada. The Leisure and Entertainment segment, which has operations solely in Canada, combines book publishing and distribution, and music production and distribution. The Business Telecommunications segment operates in Canada and offers enterprises, through its network, business-to-business connections, Internet connections, Website hosting and telephone services. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States and Europe. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.

        These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on sale of businesses and other assets, net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary and write-down of goodwill.

        The accounting policies of each segment are identical to the accounting policies used for the consolidated financial statements.

        Segment income includes income from sales to third parties and inter-segment sales.

	2004	2003	2002
Revenues:
Cable	$871.6	$805.0	$781.0
Newspapers	888.1	845.9	831.6
Broadcasting	358.0	340.9	323.4
Leisure and Entertainment	241.7	205.0	206.3
Business Telecommunications	78.6	77.7	91.9
Interactive Technologies and Communications	51.9	44.8	49.9
Internet/Portals	34.5	28.2	26.8
Head Office	0.2	0.3	2.2
Inter-segment	(62.2)	(49.7)	(60.1)

	$2,462.4	$2,298.1	$2,253.0

	2004	2003	2002
Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on sale of businesses and other assets, net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary and write-down of goodwill:
Cable	$341.2	$275.3	$235.5
Newspapers	227.8	224.8	219.4
Broadcasting	80.5	81.5	78.9
Leisure and Entertainment	22.7	14.7	14.5
Business Telecommunications	22.6	14.4	27.3
Interactive Technologies and Communications	2.3	1.1	1.5
Internet/Portals	4.5	3.1	(2.6)

	701.6	614.9	574.5
General corporate expenses	(4.4)	(3.1)	(2.1)

	$697.2	$611.8	$572.4

	2004	2003	2002
Amortization:
Cable	$143.5	$141.8	$139.0
Newspapers	26.0	27.6	26.5
Broadcasting	11.9	12.2	10.8
Leisure and Entertainment	5.6	4.1	4.1
Business Telecommunications	33.6	35.9	35.1
Interactive Technologies and Communications	1.7	2.4	3.1
Internet/Portals	0.7	1.3	3.8
Head Office	2.9	1.3	2.2

	$225.9	$226.6	$224.6

	2004	2003	2002
Additions to property, plant and equipment:
Cable	$123.1	$90.3	$93.0
Newspapers	18.8	14.3	9.9
Broadcasting	10.1	5.7	6.3
Leisure and Entertainment	3.3	1.3	4.2
Business Telecommunications	21.4	17.9	20.9
Interactive Technologies and Communications	1.2	0.9	1.3
Internet/Portals	0.8	0.3	0.1
Head Office	2.4	0.5	0.1

	$181.1	$131.2	$135.8

	2004	2003
Assets:
Cable	$3,912.7	$3,927.0
Newspapers	1,443.4	1,450.9
Broadcasting	549.7	477.9
Leisure and Entertainment	126.7	108.7
Business Telecommunications	266.3	318.7
Interactive Technologies and Communications	64.3	78.3
Internet/Portals	57.5	36.2
Head Office	88.6	212.9

	$6,509.2	$6,610.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars, except for per option data)

  The Company is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 24.

  (a)
  Basis of presentation:

    The consolidated financial statements include the accounts of Quebecor Media Inc. (the "Company") and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

    Certain comparative figures for the years 2003 and 2002 have been reclassified to conform with the presentation adopted for the year ended December 31, 2004.

  (b)
  New accounting standard:

    The Canadian Institute of Chartered Accountants ("CICA") adopted the following new standard, which have an effect on the Company's consolidated financial statements for the year ended December 31, 2004:

    Hedging relationships

    In June 2003, CICA issued amendments to Accounting Guideline 13 ("AcG-13"), Hedging Relationships. The amendments neither change the basic principles nor the July 1, 2003 effective date of the original guideline. The amendments instead clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships, and an assessment of the effectiveness of the hedging relationships. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationship that does not meet the requirements of the guideline. The requirements of the guideline are applicable to all hedging relationships in effect for financial period beginning on or after July 1, 2003. Retroactive application is not permitted. The Company adopted the new standard as of January 1, 2004.

  (c)
  Changes in an accounting policy:

    Revenue recognition and revenue arrangements with multiple deliverables

    In 2004, the Cable segment revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on the CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

    Effective January 1, 2004, connection fee revenues are now deferred and recognized as revenues over thirty months, which is the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same thirty-month period. Previously, connection fees and the incremental and direct costs were recognized immediately in operating revenues and expenses, and the reconnecting costs were capitalized and amortized over a three-year period. This change in accounting policy had no effect on the amounts of reported operating income and net income.

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

  (e)
  Use of estimates:

    The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, key economic assumptions used in determining the allowance for doubtful accounts, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of the fair value of financial instruments. Actual results could differ from these estimates.

  (f)
  Impairment of long-lived assets:

    When a triggering event occurs, the Company reviews the carrying values of its long-lived assets by comparing the carrying amount of the asset or group of assets to the expected future undiscounted cash flows to be generated by the asset or group of assets. In accordance with CICA Section 3063, Impairment of Long-Lived Assets, an impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value.

  (g)
  Revenue recognition:

    Cable segment

    Connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average thirty-month period subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same thirty-month period (see note 1(c)). Operating revenue from cable and other services, such as Internet access, is recognized when services are provided. When subscribers are invoiced, the portion of unearned revenue is recorded under "Deferred revenue." Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of the offer.

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

    Broadcasting segment

    Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertising has been broadcast. Revenues derived from advertising from publishing activities are recognized when the publication is delivered. Revenues derived from specialty television channels and from magazine subscriptions are recognized on a monthly basis at the time the service is rendered. Amounts received for magazine subscriptions are accounted for as deferred revenues and are amortized over the duration of the subscription. Revenues from the sale of magazines in newsstands are recognized at the time they are delivered to newsstands and are recorded using gross sales less a provision for expected returns.

    Revenues derived from the sale and distribution of film and from television program rights are recognized when the following conditions are met: persuasive evidence of a sale or a licensing agreement with a customer exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the licence period (ii) the film or group of films affected (iii) the consideration to be received for the rights transferred; the film is complete and has been delivered or is available for delivery; the licence period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; the arrangement fee is fixed or determinable; the collection of the arrangement fee is reasonably assured. Theatrical revenues are recognized when the film is released and when all of the above conditions are met. Theatrical revenues are based on a percentage of revenues generated by movie theatres. Revenues generated from video are recognized at the time of delivery of the videocassettes and DVDs less a provision for future returns, or are accounted for based on a percentage of retail sales and when the aforementioned conditions are met.

    Revenues from the sale of distribution rights to broadcasters are recognized when the rights begin, when the film has been delivered and when all of the aforementioned conditions are met. Revenues derived from the sale of products of the Shopping TV service are recognized at the time they are delivered.

    Business Telecommunications segment

    Revenues of the Business Telecommunications segment, such as telecommunications services, network access fees and point-to-point telephony, are recognized when services are provided. Revenues from service contracts and information technology management contracts are recognized on a straight-line basis over the term of the contracts. Fixed fee services, such as network access or fixed long distance fees are taken into income ratably over the term of the subscription or contract. When customers are invoiced, the portion of unearned revenue is recorded under "Deferred revenue".

    Interactive Technologies and Communications segment

    The Interactive Technologies and Communications segment generates revenues primarily under long-term contracts related to the development of Web integration, e-commerce and automated publishing solutions. Revenue from fixed-cost solutions or projects is recognized using the percentage-of-completion method, whereby revenue is recorded at the estimated realizable value of work completed to date. Estimated losses on contracts are recognized when they become known. Revenue from consulting and outsourcing services are generally billed based on time incurred to perform the service. Work in process is established for services rendered which have not yet been billed. Amounts billed under contracts entered into with clients for services not yet rendered are recognized as deferred revenues.

    Internet/Portals segment

    Advertising revenues and revenues from specialized services of the Internet/Portals segment are recognized on delivery of the services. Revenues from consulting and outsourcing services are generally billed based on the time incurred to perform the services. The Internet/Portals segment capitalizes editing work-in-progress expenses until delivery of the publication.

  (h)
  Barter transactions:

    In the normal course of operations, the Newspapers, the Broadcasting and the Internet/Portals segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

    For the year ended December 31, 2004, the Company recorded $13.1 million of barter advertising ($16.3 million and $13.3 million, respectively, in 2003 and 2002).

  (i)
  Cash and cash equivalents:

    Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value. These highly liquid investments consist of commercial paper and bankers' acceptance bearing interest from 2.20% to 2.85% and maturing in January and February 2005.

  (j)
  Temporary investments:

    Temporary investments are recorded at the lower of cost and market value. Temporary investments consist of commercial paper bearing interest from 2.10% to 2.50% and maturing between January and June 2005.

  (k)
  Trade receivable:

    The Company evaluates its allowances for uncollectible trade accounts receivable based on customers' credit history, payment trends, and other factors specific to each customer.

  (l)
  Tax credits and government assistance:

    The Broadcasting and Leisure and Entertainment segments can take advantage of several government programs designed to support production and distribution of televisual products and movies and magazine and book publishing in Canada. The financial aid for production is accounted for as reduction in expenses in compliance with the subsidiary's accounting policy for the recognition of revenue from completed televisual products and movies. The financial aid for broadcast rights is applied against investments in televisual products or used directly to reduce operating expenses during the year. The financial aid for magazine and book publishing is accounted for in revenues when the conditions for acquiring the government assistance are met.

    The Interactive Technologies and Communications and Leisure and Entertainment segments receive tax credits mainly related to their research and development activities and publishing activities. These tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction in related costs in the year the expenses are incurred, as long as there is reasonable assurance of their realization.

  (m)
  Inventories:

    Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and market value. Retail inventories related to the Leisure and Entertainment and the Cable segments are valued using the retail inventory method. Net realizable value represents the market value for all inventories, except for raw materials and supplies, for which market value is replacement cost. Work in process is valued at the pro-rata billing value of the work completed.

  (n)
  Investment in televisual products and movies:

  (i)
  Programs produced and productions in progress:

    Programs produced and productions in progress related to broadcast activities are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to cost of sales when the program is broadcast. If a loss on a program can be estimated, a provision for such loss is recorded immediately.

    (ii)
    Broadcast rights:

    Broadcast rights are essentially contractual rights allowing limited broadcast of televisual products and movies. The Broadcasting segment records an asset and a liability for the broadcast rights acquired and obligations incurred under a licence agreement when the broadcast licence period begins and all of the following conditions have been met: the cost of each program, film or series is known or can be reasonably determined; the material for the program, film or series has been accepted in accordance with the conditions of the broadcast licence agreement; the program, film or series are available for the first showing or telecast.

    Amounts paid for broadcast rights before all of the above conditions have been met are recorded as prepaid broadcast rights.

    Broadcast rights are classified as short or long term, based on management's estimates of the broadcast period. These rights are amortized upon the broadcast of televisual products and movies over the contract period, based on the estimated number of showings and future revenues. This amortization is presented in cost of sales and selling and administrative expenses. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence or based on the utilization period estimated by management; such estimates are revised at each reporting period.

    (iii)
    Distribution rights:

    Distribution rights relate to the distribution of televisual products and movies. The costs include costs for film acquisition rights and marketing and other operating costs incurred, which provide future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment's share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, the televisual product or movie is available for broadcast and the cost of the licence is known or can be reasonably estimated.

    Amounts paid for distribution rights prior to the conditions of recording the asset being met are recorded as prepaid distribution rights. Distribution rights are amortized using the individual film forecast computation method with a depreciation method based on actual revenues realized over total expected revenues.

    Estimates of revenues related to television products and movies are examined periodically by Broadcasting segment management and revised as necessary, based on management's assessment of current market conditions. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. The amortization of distribution rights is presented in cost of sales and selling and administrative expenses.

  (o)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded if the realization of future income tax assets is not considered "more likely than not."

  (p)
  Long-term investments:

    Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company's operations. Investments in companies subject to significant influence are accounted for by the equity method. Portfolio investments are accounted for by the cost method.

  (q)
  Property, plant and equipment:

    Property, plant and equipment are stated at cost, net of government grants and investment tax credits, which are accounted for when qualified expenditures are incurred. Cost represents acquisition or construction costs, including preparation, installation and testing charges and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable, cost includes equipment, direct labour, overhead costs and financial expenses. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are charged to cost of sales.

    Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Asset	Estimated useful life
Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunications networks	3 to 20 years

    Leasehold improvements are amortized over the term of the lease.

  (r)
  Goodwill and other intangible assets:

    Goodwill and intangible assets with indefinite useful lives, are not amortized.

    Goodwill is tested for impairment annually on October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate item in the income statement before discontinued operations.

    Intangible assets acquired, such as broadcasting licences, that have an indefinite useful life, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the statement of income for the excess, if any.

    Intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their useful life using the straight-line method over a period of three to ten years.

  (s)
  Deferred start-up costs and financing fees:

    Deferred start-up costs are recorded at cost and include development costs related to new specialty services and pre-operating expenditures and are amortized when commercial operations begin using the straight-line method over periods of three to five years. Management periodically reviews the value and amortization period of deferred start-up costs. Financing fees related to long-term financing are amortized using the interest rate method and the straight-line method over the term of the related long-term debt.

  (t)
  Stock-based compensation:

    The Company used the fair value method to account for all stock-based awards to employees. Under the fair value method, the compensation cost attributable to awards to employees that call for settlement in cash or other assets, at the option of the employee, is recognized in operating expenses over the vesting period. Changes in the fair value of the underlying shares between the grant date and the measurement date result in a change in the measure of compensation cost. Other stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional paid-in capital. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to paid-in capital.

    In the case of the employee share purchase plans of Company subsidiaries, the contribution paid by the subsidiaries on behalf of their employees is considered a compensation expense. The contribution paid by employees for the purchase of the shares is credited to the subsidiary's capital stock.

    TVA Group Inc.'s and Nurun Inc.'s plans:

    Between January 1, 2002 and December 31, 2002, TVA Group Inc., Broadcasting segment and Nurun Inc., Interactive Technologies and Communications segment, applied the settlement method of accounting for their employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or the purchase of stock was credited to the subsidiary's capital stock and no compensation expense was recorded. Effective January 1, 2003, TVA Group Inc. and Nurun Inc. changed their method of accounting for employee stock options and decided to adopt the fair value method on a prospective basis. Under the prospective method, awards granted, modified or settled prior to January 1, 2003 are not given recognition. Thus, the fair value method is applied only to employee stock options granted after January 1, 2003. However, pro forma net income for awards granted in 2002 is disclosed in note 18(e) using the fair value method.

    On October 15, 2004, TVA Group Inc. modified its stock option plan and stock option grant agreements of all optionees at that date. Under the modified stock option plan, all awards can now be settled in cash or other assets, at the option of the employee.

    Since October 15, 2004, the compensation cost attributable to awards to employees is recognized in operating expenses over the vesting period. Any change in the fair value of the underlying shares between the grant date (which is the modification date of the stock option plan for all options granted before October 14, 2004) and the measurement date result in a change in the measure of compensation cost.

  (u)
  Derivative financial instruments:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. The Company documents all relationships between derivatives and the hedged item, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

    The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge some of its long-term debt. Under hedge accounting, foreign exchange translation gains and losses are recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps are recognized as an adjustment to interest expenses over the term of the agreement.

    The Company also enters into interest rate swaps in order to manage the impact of fluctuations in interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the interest cost on the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps on an accrual basis.

    Some of the Company's cross-currency swap agreements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lenders' exposure. Such prepayments are reimbursed by reductions in the Company's future payments under the agreements. The portion of these reimbursements related to interest is accounted for as a reduction in financial expenses. The prepayments are presented on the balance sheet as a reduction in the liability of the derivative instrument.

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

    Derivative instruments that are ineffective or that are not designated as an hedge are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.

  (v)
  Pension plans and postretirement benefits:

  (i)
  Pension plans:

    The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

      •
      Cost of pension plan benefits provided in exchange for employee services rendered during the year;

      •
      Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

      •
      Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets over the expected average remaining service period of the active employee group covered by the plans.

    Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation.

    The Company uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.

    (ii)
    Postretirement benefits:

    The Company offers health, life and dental insurance plans to some of its retired employees. The Company accrues the cost of postretirement benefits, other than pensions. These benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the active employee group covered by the plans.

2.     FINANCIAL EXPENSES:

	2004	2003	2002
Interest on long-term debt	$224.1	$242.0	$255.8
Amortization of deferred financing costs and long-term debt discount	56.9	53.7	53.6
Losses (gains) on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	8.0	(22.0)	(2.2)
Loss on revaluation of additional amount payable	26.9	4.5	—
Interest on redeemable preferred shares	—	27.5	21.7
Interest on advance receivable from parent company	—	(1.0)	(0.8)
Investment income	(4.9)	(6.2)	(6.7)
Other	3.6	1.6	2.0

	$314.6	$300.1	$323.4

3.     RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES:

  During the year ended December 31, 2004, the Company and its subsidiaries recorded reserves for restructuring of operations and impairment of assets of $2.8 million, including write-down of deferred costs of $0.8 million in the Broadcasting segment, and additional charge of $2.0 million in the Business Telecommunications segment for the settlement of a litigation related to the 2001 operations restructuring program.

  During the year ended December 31, 2003, the Company and its subsidiaries recorded reserves for restructuring of operations and impairment of assets of $1.8 million, including assets write-downs totalling $1.3 million and severance costs and other restructuring charges totalling $0.5 million, net of a reversal of $0.1 million.

  During the year ended December 31, 2002, write-downs of temporary and portfolio investments totalling $13.4 million and a write-down of $9.0 million on one property were recognized by the Company in order to record these assets at the lower of cost and fair market value or net realizable value. Also, the Interactive Technologies and Communications segment recorded a non-monetary compensation charge of $5.7 million related to escrowed shares to be remitted to selling shareholders of acquired companies. Finally, in 2002 the Newspapers, Broadcasting, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals segments recorded reserves for restructuring of operations totalling $8.8 million, net of reversals of $2.3 million, related to prior years reserves. These reserves include severance costs related to work-force reductions, asset write-downs and other restructuring charges.

  The following table sets forth the Company's restructuring reserve activities and the other special charges against the reserve carried forward from 2003:

	Restructuring charges	Other special charges	Total
Balance as at December 31, 2003	$5.7	$1.4	$7.1
Additional reserve	—	2.0	2.0
Utilized in 2004:
Cash	(1.2)	(3.4)	(4.6)

Balance as at December 31, 2004	$4.5	$—	$4.5

  The remaining balance of restructuring reserve is expected to be used over future years until 2010.

4.     BUSINESS ACQUISITIONS AND DISPOSALS:

  Business acquisitions:

  During the years ended December 31, 2004, 2003 and 2002, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. The purchase price allocation related to the acquisition of Toronto 1 is preliminary and based on the Company's best estimates. The final purchase price allocation is expected to be completed as soon as Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation. The results of operations of these businesses have been included in the Company's consolidated financial statements from their date of acquisition.

  2004 Acquisitions:

  •
  During the year ended December 31, 2004, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary's Share Repurchase and Cancellation Program. A total of 1,892,500 Class B non-voting Common Shares were repurchased for a cash considerations of $41.0 million, resulting in additional goodwill of $10.2 million.

  •
  On April 28, 2004, Nurun Inc., Interactive Technologies and Communications segment, acquired Ant Farm Interactive LLC, which specializes in interactive marketing, for a cash consideration of $5.4 million. In addition, Nurun Inc. will issue and deliver 996,170 common shares to the sellers in 2007, or, at its option, will pay an amount in cash equal to the share value at the time of the payment. This issuance and delivery of shares or payment in cash to the sellers is conditional upon such sellers being employed by the Company at the time of the payment and, consequently, the estimated amount of remuneration is accrued over time into income. Also, the agreement includes an additional contingent consideration up to a maximum of $4.9 million based on specific performance objectives being achieved in the future. This acquisition resulted in additional goodwill of $2.8 million. Any contingent considerations based on performance will be recorded as an increase in goodwill.

  •
  Following several transactions during the year ended December 31, 2004, all minority interests in Canoe Inc. (formerly Netgraphe Inc.), Internet/Portals segment, directly owned by minority shareholders, were acquired for a cash consideration of $25.2 million, resulting in additional goodwill of $4.8 million. Shares of Canoe Inc. were delisted from the Toronto Stock Exchange shortly after these transactions.

  •
  In July, 2004, Le SuperClub Vidéotron ltée, Cable segment, acquired substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of $7.2 million, resulting in additional goodwill of $5.2 million. Jumbo Entertainment Inc. operates 105 video rental and sales stores across Canada.

  •
  On December 2, 2004, TVA Group Inc. and Sun Media Corporation, two subsidiaries of Quebecor Media Inc., completed the acquisition of Toronto 1. The purchase price paid at the closing was $43.2 million, $32.4 million of which was paid in cash by TVA Group Inc. for its 75% interest in Toronto 1. Sun Media Corporation paid $2.8 million in cash and transferred to CHUM Limited its 29.9% interest in CP24, a 24-hour news station in Toronto, for its 25% interest in Toronto 1. The acquisition resulted in goodwill of $11.2 million. Also, the transfer of Sun Media Corporation's interest in CP24 to CHUM Limited resulted in a gain on disposal of $8.0 million.

  •
  Finally, during the year ended December 31, 2004, the Company acquired all minority interests in Les Editions TVA Inc., and Sun Media Corporation acquired a regional newspaper. These transactions were acquired for a cash consideration of $0.7 million and resulted in additional goodwill of $0.8 million.

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

  •
  On October 15, 2003, the Company increased its interest in CEC Publishing Inc., Leisure and Entertainment segment, from 50% to 100%, for a cash consideration of $15.0 million, resulting in initial additional goodwill of $9.4 million, which was reduced by $5.5 million when the purchase price allocation was finalized in 2004.

  •
  On November 3, 2003, Sun Media Corporation, Newspapers segment, completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc. for a cash consideration of $34.2 million, subject to certain purchase equation adjustments, resulting in additional goodwill of $20.8 million. The newspaper operations are located in Southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

  •
  During the year ended December 31, 2003, the Company increased its ownership in Archambault Group Inc., Leisure and Entertainment segment, from 94.5% to 100%, for a cash consideration of $2.7 million, resulting in a reduction in goodwill of $0.7 million.

  2002 Acquisitions:

  •
  In 2002, Videotron Telecom Ltd, Business Telecommunications segment, acquired some operating assets from 360networks inc. and from Stream Intelligent Networks Corporation for a cash consideration of $4.1 million. No goodwill resulted from these acquisitions.

  •
  During the year ended December 31, 2002, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary's 2002 and 2001 Share Repurchase and Cancellation Programs. A total of 557,100 Class B Non-Voting Common Shares were repurchased and cancelled, for a cash consideration of $7.9 million, resulting in additional goodwill of $1.6 million.

  •
  In December 2002, Vidéotron ltée, Cable segment, increased its ownership in Télécable Charlevoix (1977) inc. for a cash consideration of $2.0 million. No goodwill resulted from this transaction.

  •
  Also, during the year ended December 31, 2002, the Company increased its ownership in some of its subsidiaries in the Leisure and Entertainment segment, for a cash consideration of $0.2 million, resulting in additional goodwill of $0.5 million.

  Business acquisitions are summarized as follows:

	2004	2003	2002
Assets acquired:
Cash and cash equivalents	$2.2	$2.4	$—
Non-cash current operating assets	11.4	10.0	1.6
Property, plant and equipment	15.5	2.6	2.5
Other assets	32.8	22.8	0.5
Future income taxes	20.3	—	—
Goodwill	35.0	30.7	2.1
Non-controlling interest	31.8	23.3	—

	149.0	91.8	6.7
Liabilities assumed:
Non-cash current operating liabilities	(15.2)	(5.9)	(0.3)
Other liabilities	—	(0.1)	0.1
Future income taxes	(11.1)	(7.2)	—
Non-controlling interest	—	—	7.7

	(26.3)	(13.2)	7.5

Net assets acquired at fair value	$122.7	$78.6	$14.2

Consideration:
Cash	$114.7	$78.6	$14.2
Investment in CP24	8.0	—	—

	$122.7	$78.6	$14.2

  Business disposals:

  •
  In December 2003, Videotron Telecom Ltd, Business Telecommunications segment, sold the assets of its subsidiary, Mensys Business Solution Center Ltd., for a cash consideration of $2.0 million, resulting in a loss on disposal of $1.1 million.

  •
  In January 2002, Nurun Inc., Interactive Technologies and Communications segment, sold Flow Systems Corporation for a cash consideration of $1.1 million, resulting in a gain on disposal of $0.8 million.

  •
  In September 2002, Canoe Inc., Internal/Portals segment, sold its interest in Canoe, SA for a cash consideration of one dollar, resulting in a loss on disposal of $0.7 million.

  •
  In September 2002, TVA Group Inc., Broadcasting segment, sold its 49% interest in Global Television Network Québec LP for a cash consideration of $1.0 million, resulting in a gain on disposal of $0.8 million.

  •
  In November 2002, Quebecor Media Inc. sold its 90% interest in 3064743 Canada Inc. (parent company of Wilson & Lafleur Ltée and Les Éditions Wilson & Lafleur inc.), Leisure and Entertainment segment, for a cash consideration of $4.4 million, resulting in a gain on disposal of $2.6 million.

  •
  Also, during the year ended December 31, 2002, Quebecor Media Inc. sold its interest in some of its subsidiaries in the Leisure and Entertainment segment for a cash consideration totalling $0.1 million, resulting in a gain on disposal of $0.1 million.

5.     NET (LOSS) GAIN ON DEBT REFINANCING AND ON REPURCHASE OF REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY:

  (a)
  Vidéotron ltée:

    On November 19, 2004, the net proceeds from the issuance of a second series of the 6.875% Senior Notes (see note 14(vi)) were used to repay in full Vidéotron Ltée's term loan credit facility "C" (see note 14 (v)). As a result of the refinancing of the term loan, Vidéotron Ltée recorded a loss of $4.8 million, comprised of a loss of $4.6 million on the marked-to-market of a derivative instrument and the write-off of $0.2 million in deferred financing costs.

    On October 8, 2003, net proceeds from the issuance of a first series of the 6.875% Senior Notes (see note 14 (vi)) were used to repay Vidéotron ltée's term-loan credit facilities "A" and "B", in place as at December 31, 2002, as well as amounts outstanding on its revolving credit facilities. As a result of the debt refinancing, Vidéotron ltée recorded a loss of $17.1 million, comprised of a loss on the unwinding of hedging contracts and the write-off of deferred financing costs.

  (b)
  Sun Media Corporation:

    On February 7, 2003, net proceeds from the issuance of the 7.625% Senior Notes (see note 14 (ix)) and from the new credit facilities (see note 14 (viii)) were used to reimburse, in its entirety, the Senior Bank Credit facility of Sun Media Corporation in place as at December 31, 2002, and to reimburse the two series of Senior Subordinated Notes in place as at December 31, 2002.

    As a result of the debt refinancing, Sun Media Corporation recorded a net gain of $7.5 million in 2003, comprised of a cash gain of $10.3 million from the unwind of hedging contracts, offset by the write-off of the related deferred financing costs.

  (c)
  Videotron Telecom Ltd:

    On December 22, 2003, the Company repurchased the redeemable preferred shares issued by Videotron Telecom Ltd, Business Telecommunications segment, for a cash consideration of $55.0 million and an additional amount payable of $70.0 million (see note 13). As the carrying value of these preferred shares, classified as a liability instrument, was $278.7 million at the date of the transaction, a gain of $153.7 million was recorded in the consolidated statement of income. Since these preferred shares are now held by the Company, the shares are eliminated on consolidation.

6.     INCOME TAXES:

  Income taxes (credit) on continuing operations are as follows:

	2004	2003	2002
Current	$20.9	$15.5	$(1.0)
Future	16.5	(28.0)	5.4

	$37.4	$(12.5)	$4.4

  The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company and its subsidiaries in the determination of consolidated net income (loss):

	2004	2003	2002
Statutory tax rate	31.3%	33.1%	35.2%
Increase (reduction) resulting from:
Effect of non-deductible charges and/or a tax rate reduction	4.4	2.7	(35.5)
Change in valuation allowance	(6.3)	(20.0)	(6.6)
Other	(5.8)	(0.1)	4.5

Effective tax rate before the following item	23.6	15.7	(2.4)
Effect of the non-taxable net gain on debt refinancing and on repurchase of redeemable preferred shares	—	(21.2)	—

Effective tax rate	23.6%	(5.5)%	(2.4)%

  The tax effects of significant items comprising the Company's net future income tax liabilities are as follows:

	2004	2003
Loss carryforwards	$257.1	$243.8
Property, plant and equipment	(235.8)	(276.1)
Pension plan liability and postretirement benefits	(3.7)	11.5
Goodwill and other assets	(21.3)	(2.2)
Deferred charges	(7.1)	21.2
Accounts payable and accrued charges	32.3	21.9
Other	22.9	7.0

	44.4	27.1
Valuation allowance	(82.4)	(132.3)

Net future income tax liabilities	$(38.0)	$(105.2)

  The current and long-term future income tax assets and liabilities are as follows:

	2004	2003
Future income tax assets:
Current	$70.6	$68.6
Long-term	80.8	96.8

	151.4	165.4
Future income tax liabilities:
Long-term	(189.4)	(270.6)

Net future income tax liabilities	$(38.0)	$(105.2)

  The 2004, 2003 and 2002 amounts shown above include a valuation allowance of $82.5 million, $132.3 million and $169.3 million, respectively, related to loss carryforwards. The net change in the total valuation allowance for the year ended December 31, 2004, is primarily due to the $10.0 million ($45.0 million in 2003 and $13.9 million in 2002) allocated to income from operations as an increase in the valuation allowance, the $20.3 million recognized as future income tax assets as part of the purchase price allocation related to the acquisition of minority interest in Canoe Inc. and the Ant Farm Interactive LLC acquisition, the $12.5 million recognized as a reduction in goodwill (see note 12) in 2004, and the $6.4 million related to tax losses of Mindready Solutions Inc., disposed of in 2004.

  Subsequent recognition of tax benefits relating to the valuation allowance as at December 31, 2004 will be reported in the consolidated statement of income.

  As at December 31, 2004, the Company had loss carryforwards for income tax purposes including $628.4 million available to reduce future taxable income, expiring from 2005 to 2024, and $312.3 million available to reduce future capital gains that can be carried forward indefinitely.

  During the years ended December 31, 2004 and 2003, some of the Company's subsidiaries bought tax benefits amounting to $12.9 million and $13.7 million, respectively, from Quebecor World Inc., a company under common control. Of this amount, $12.9 million and $13.4 million, respectively, were recorded as income taxes receivable, while $0.3 million was recorded as long-term future income tax assets in 2003. These transactions allowed the Company to realize a gain of $0.1 million and $2.1 million, respectively (net of non-controlling interest of $0.1 million and $0.2 million, respectively) which was recorded as contributed surplus. Additional tax benefits of $8.0 million will be recognized into the statement of income as a reduction of income taxes expenses when the new deduction multiple applied on the tax benefits bought in 2004 and 2003 will be officially enacted. However, if the new deduction multiple does not become enacted, $6.0 million will be recorded as contributed surplus since the amount payable or paid to Quebecor World Inc. will be reduced by an equal amount.

  The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Any such liability cannot reasonably be determined at the present time.

7.     DISCONTINUED OPERATIONS:

  On May 27, 2004, Nurun Inc., Interactive Technologies and Communications segment, closed the sale of 84% of its interest in Mindready Solutions Inc. for a cash consideration of $4.4 million and a balance of sale receivable of $3.4 million. The sale resulted in a loss on disposal of $0.3 million (net of non-controlling interest of $0.4 million). After this disposal, the Company still owned 1.2 million shares of Mindready Solutions Inc. that can only be sold in whole to the purchaser at any time until June 27, 2005 at a price of $1.165 per share, less the cash distribution of $1.1 million paid to Nurun Inc. on August 18, 2004.

  On March 14, 2003, Nurun Inc., Interactive Technologies and Communications segment, closed the sale of its interest in Nurun Technologies SA for a cash consideration of $0.3 million, resulting in a loss on disposal of $0.2 million.

  On May 5 and 8, 2003, Sun Media Corporation, Newspapers segment, concluded the sale of its operating businesses in Florida and British Columbia for a total cash consideration of $22.4 million, resulting in a gain on disposal for the Company of $0.5 million (net of income taxes of $2.8 million). The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operations included six weekly publications as well as a commercial printing plant.

  These transactions were recorded in accordance with Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook and, accordingly, the results of the disposed businesses were reclassified and disclosed in the consolidated statements of income as "(Loss) income from discontinued operations", while the cash flows related to the operations of the disposed businesses were reclassified and disclosed in the consolidated statements of cash flows as "Cash flows provided by (used in) discontinued operations".

  The following tables provide additional financial information related to the operations from the above discontinued operations for the years ended December 31, 2004, 2003 and 2002, as well as information on the assets and liabilities of these discontinued operations at the date of disposal.

  COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	2004	2003	2002
Revenues	$8.0	$29.5	$51.9
Cost of sales and selling and administrative expenses	9.7	29.0	61.2

Operating (loss) income before undernoted items	(1.7)	0.5	(9.3)
Amortization	(0.3)	(1.1)	(2.1)
Financial income	0.2	—	0.6
Write-down of goodwill	—	—	(8.9)
Reserve for restructuring of operations and other special charges	—	0.2	(2.5)

Loss before income taxes	(1.8)	(0.4)	(22.2)
Income taxes	0.1	0.3	1.4

	(1.9)	(0.7)	(23.6)
Non-controlling interest	1.1	0.6	15.7
(Loss) gain on disposal of businesses (net of income taxes and of non-controlling interest)	(0.3)	0.3	—

(Loss) income from discontinued operations	$(1.1)	$0.2	$(7.9)

  COMBINED AND CONSOLIDATED BALANCE SHEET

	2004	2003
Current assets	$20.2	$6.1
Long-term assets	2.2	17.7
Current liabilities	(7.3)	(4.2)
Non-controlling interest	(9.4)	—

Net assets	$5.7	$19.6

8.     ACCOUNTS RECEIVABLE:

	2004	2003
Trade	$310.0	$297.4
Other	32.9	28.2

	$342.9	$325.6

9.     INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2004	2003
Raw materials and supplies	$35.2	$38.1
Work in process	7.5	7.5
Finished goods	56.2	51.6
Investments in televisual products and movies	35.8	28.9

	$134.7	$126.1

10.   PROPERTY, PLANT AND EQUIPMENT:

	2004
	Cost	Accumulated amortization	Net amount
Land	$33.0	$—	$33.0
Buildings and leasehold improvements	169.9	33.5	136.4
Machinery and equipment	717.3	397.7	319.6
Receiving, distribution and telecommunication networks	1,384.2	359.2	1,025.0
Projects under development	15.3	—	15.3

	$2,319.7	$790.4	$1,529.3

	2003
	Cost	Accumulated amortization	Net amount
Land	$37.5	$—	$37.5
Buildings and leasehold improvements	174.9	30.5	144.4
Machinery and equipment	675.7	376.7	299.0
Receiving, distribution and telecommunication networks	1,263.6	190.0	1,073.6
Projects under development	6.3	—	6.3

	$2,158.0	$597.2	$1,560.8

11.   OTHER ASSETS:

	2004	2003
Broadcasting licenses	$102.5	$71.4
Deferred financing costs, net of accumulated amortization	49.2	49.3
Investments in televisual products and movies	22.3	19.8
Customer relationships and non-competition agreements, net of accumulated amortization	20.9	14.4
Deferred asset related to the discontinuation of hedge accounting	12.5	—
Deferred connection costs	9.4	—
Deferred pension charge (note 23)	8.1	10.1
Other	7.9	9.8

	$232.8	$174.8

12.   GOODWILL:

  For the years ended December 31, 2004, 2003 and 2002, the changes in the carrying amounts of goodwill were as follows:

	2004
	Balance as at December 31, 2003	Business acquisitions (disposals)	Discontinued operations	Write-down	Adjustment of purchase price allocation and other		Balance as at December 31, 2004
Cable	$2,661.1	$5.2	$—	$—	$(84.5	)(1)	$2,581.8
Newspapers	1,010.8	0.4	—	—	—		1,011.2
Broadcasting	165.0	20.3	—	—	—		185.3
Leisure and Entertainment	43.6	1.0	—	—	(5.5)		39.1
Interactive Technologies and Communications	—	2.8	—	—	0.3		3.1
Internet/Portals	25.7	4.8	—	—	—		30.5

Total	$3,906.2	$34.5	$—	$—	$(89.7)		$3,851.0

(1)
Recognition of future tax assets related to unrecognized tax benefits as at the business acquisition date, of which $12.5 million was included in the valuation allowance.

	2003
	Balance as at December 31, 2002	Business acquisitions (disposals)	Discontinued operations	Write-down	Adjustment of purchase price allocation and other	Balance as at December 31, 2003
Cable	$2,662.7	$—	$—	$—	$(1.6)	$2,661.1
Newspapers	1,000.1	20.8	(10.1)	—	—	1,010.8
Broadcasting	158.6	6.7	—	—	(0.3)	165.0
Leisure and Entertainment	34.9	8.7	—	—	—	43.6
Business Telecommunications	0.9	(0.9)	—	—	—	—
Internet/Portals	26.2	—	—	(0.5)	—	25.7

Total	$3,883.4	$35.3	$(10.1)	$(0.5)	$(1.9)	$3,906.2

	2002
	Balance as at January 1, 2002	Business acquisitions (disposals)	Discontinued operations	Write-down	Adjustment of purchase price allocation and other		Balance as at December 31, 2002
Cable	$2,730.9	$—	$—	$(68.0)	$(0.2	)(1)	$2,662.7
Newspapers	1,000.5	(0.4)	—	—	—		1,000.1
Broadcasting	164.3	1.6	—	—	(7.3)[1]		158.6
Leisure and Entertainment	35.5	(0.5)	—	—	(0.1)[1]		34.9
Business Telecommunications	108.5	—	—	(107.6)	—		0.9
Interactive Technologies and Communications	8.8	—	(8.9)	—	0.1		—
Internet/Portals	28.7	—	—	(2.5)	—		26.2

Total	$4,077.2	$0.7	$(8.9)	$(178.1)	$(7.5)		$3,883.4

(1)
Recognition of future tax assets related to unrecognized tax benefits as at the business acquisition date.

13.   ADDITIONAL AMOUNT PAYABLE:

  The value of the additional amount payable resulting from the repurchase of the redeemable preferred shares (see note 5 (c)) fluctuates based on the market value of the Company's Common Shares. Until the Company is listed on a stock exchange, the value of the additional amount payable is based on a formula established in the agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2004, the additional amount payable is valued at $101.4 million ($74.5 million as at December 31, 2003). Change in the amount payable is recorded as a financial expense in the statement of income. The additional amount payable matures on December 15, 2008. The holder has the right to require payment at any time since December 15, 2004. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the additional amount payable by delivering 3,740,682 Common Shares of the Company. The Company holds an option to pay this additional amount in cash, for a period of thirty days following each of June 15, 2007 and June 15, 2008. The Company may, under certain conditions and if its shares are publicly traded at that time, pay the additional amount by delivering 3,740,682 Common Shares to the holder.

14.   LONG-TERM DEBT:

	Effective interest rate as at December 31, 2004	Year of maturity	2004	2003
Quebecor Media Inc.:
Credit facility (i)	—%	2006	$—	$97.0
Senior Notes (ii)	11.50%	2011	844.7	917.2
Senior Discount Notes (iii)	13.75%	2011	296.0	279.6

			1,140.7	1,293.8
Vidéotron ltée and its subsidiaries (iv):
Credit facility (v)	—%	2009	—	355.7
Senior Notes (vi)	6.59%	2014	796.6	430.4
Senior Secured First Priority Notes (vii)	7.59%	2007	92.3	100.6

			888.9	886.7
Sun Media Corporation and its subsidiaries (iv):
Credit facilities (viii)	4.14%	2008-2009	241.6	288.0
Senior Notes (ix)	7.88%	2013	242.7	263.7

			484.3	551.7
TVA Group Inc. and its subsidiaries (iv):
Revolving bank loan (x)	2.56%	2006	34.9	24.4
Other subsidiaries of Quebecor Media Inc. (iv):
Miscellaneous debt	—	—	—	0.2

			2,548.8	2,756.8
Less current portion:
Quebecor Media Inc.			—	6.3
Vidéotron ltée and its subsidiaries			—	50.0
Sun Media Corporation and its subsidiaries			2.8	3.5
Other subsidiaries of Quebecor Media Inc.			—	0.2

			2.8	60.0

			$2,546.0	$2,696.8

  (i)
  The credit facility of $135.0 million, available for general liquidity purposes, is a one-year revolving credit facility that can be extended on a yearly basis. In the event it were not extended, the outstanding borrowed amounts would be converted into a one-year term loan. The credit facility is secured by a first ranking moveable hypothec on all tangible and intangible assets, current and future, of Quebecor Media Inc. As at December 31, 2004, the carrying value of assets guaranteeing the credit facility is $6,509.2 million. The credit facility in aggregate is secured by Quebecor Media Inc.'s shareholders. The borrowed amounts bear interest at floating rates based on bankers' acceptance rate or bank prime rate.

  (ii)
  The Senior Notes with a principal amount of US$715.0 million were issued at a discount for net proceeds of US$699.2 million. These notes bear interest at a rate of 11.125%, payable semi-annually, since January 15, 2002. The notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The notes are redeemable at the option of the Company at a decreasing premium commencing July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using a cross-currency interest rate swap arrangement, under which the Company has set all payments in Canadian dollars.

  (iii)
  The Senior Discount Notes with a principal amount of US$295.0 million were issued at a discount for net proceeds of US$151.2 million. These notes bear interest at a rate of 13.75%, payable semi-annually, commencing January 15, 2007. The notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The notes are redeemable at the option of the Company at a decreasing premium commencing on July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Discount Notes by using a cross-currency interest rate swap arrangement under which the Company has set all payments in Canadian dollars.

  (iv)
  The debt of these subsidiaries is non-recourse to the parent company, Quebecor Media Inc.

  (v)
  The bank credit facility ("credit facility") comprises a revolving credit facility as at December 31, 2004. In November 2004, the revolving credit facility was increased from $100.0 million to $450.0 million and the term loan credit facility "C", which has been included in the bank credit facilities since 2003, was reimbursed (see note 5(a)). The new revolving credit facility, maturing in November 2009, bears interest at bankers' acceptance or LIBOR rates, plus a margin, depending on Vidéotron ltée's leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron ltée and its subsidiaries, with some restrictions regarding CF Cable TV Inc. and its subsidiaries' assets. As at December 31, 2004, the carrying value of assets guaranteeing the credit facility of Vidéotron ltée and the Senior Secured First Priority Notes of CF Cable TV Inc. was $1,630.4 million. The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and to asset acquisitions and dispositions.

  (vi)
  In October 2003, a first series of Senior Notes was issued at a discount for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of Senior Notes was sold at premium on their face amount of US$315.0 million, resulting in gross proceeds of US$331.0 million before accrued interest and issuance fees of US$6.2 million. These notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions for Vidéotron ltée, including limitations on its ability to incur additional indebtedness, and are unsecured. Vidéotron ltée entered into cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital payments of these notes. The notes are redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium decreasing from 3.43% in 2009 to nil on January 15, 2012.

  (vii)
  The Senior Secured First Priority Notes (the "Notes") were recorded at their fair market value at the date of acquisition, which was determined based on quoted market prices. The difference between the fair market value and the principal amount in Canadian dollars is amortized over the remaining term of the Notes. As at December 31, 2004, the unamortized balance of the premium was $1.4 million. The notes are redeemable at the option of CF Cable TV Inc. on or after July 15, 2005 at 100% of the principal amount. These notes are secured by first ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indentures, guarantees in favour of the lenders under Vidéotron ltée's credit agreement. As at December 31, 2004, the carrying value of assets guaranteeing the Notes and the bank credit facilities of Vidéotron ltée was $1,630.4 million.

  (viii)
  The bank credit facilities comprise a revolving credit facility amounting to $75.0 million, maturing in 2008, and a term loan B credit facility amounting to US$230.0 million, excluding issuance fees of US$0.5 million, maturing in 2009, and are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants that restrict the declaration and payment of dividends and other distributions, as well as financial ratios. As at December 31, 2004, the carrying value of assets guaranteeing the bank credit facilities was $2,413.9 million. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers' acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. On October 12, 2004, the bank credit facilities were amended such that advances under the term loan B credit facility bear interest at LIBOR plus a margin of 2.00% per annum, or at U.S. prime rate plus a margin of 1.00% per annum, with the possibility of such margins being reduced under certain circumstances. Sun Media Corporation entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest and capital payments of the term loan B credit facility denominated in a foreign currency. As at December 31, 2004, no amount had been drawn on the revolving credit facility, while the term loan B credit facility was in use for an amount of US$201.0 million.

  (ix)
  The Senior Notes were issued at a discount for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These Notes bear interest at a rate 7.625% and mature in 2013. The notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Sun Media Corporation Inc. Sun Media Corporation entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest and capital payments.

  (x)
  The credit agreement consists of a revolving bank loan for a maximum of $65.0 million ($135.0 million in 2003), which bears interest at the prime rate of a Canadian chartered bank and bankers' acceptance rate, plus a variable margin depending on the ratio of total debt to cash flow. As at December 31, 2004, the outstanding balance includes $34.9 million of bankers' acceptance bearing interest at 2.56% ($18.9 million at 2.76% as at December 31, 2003), with no amount drawn on the credit line bearing interest at 4.25% ($5.5 million at 4.5% as at December 31, 2003). The revolving Term bank loan is secured by an hypothec of $230.0 million on the universality of TVA Group Inc.'s moveable and immovable, tangible and intangible, current and future property. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios. In addition, TVA Group Inc. is limited with regard to amounts for the acquisition of fixed assets, investments, dividends and other payments to shareholders. During the year ended December 31, 2003, TVA Group Inc. modified the maturity of its revolving term loan to extend it from 2005 to 2006.

  On December 31, 2004, the Company and its subsidiaries were in compliance with all debt covenants.

  Principal repayments on long-term debt over the next years are as follows:

2005	$2.8
2006	37.7
2007	95.1
2008	2.8
2009	230.5
2010 and thereafter	2,179.9

15.   OTHER LIABILITIES:

	2004	2003
Cross-currency interest-rate swap agreements and other derivative instruments	$209.8	$181.9
Accrued pension benefit liability (note 23)	12.3	18.0
Accrued post-retirement benefits liability (note 23)	29.5	25.3
Accrued stock-based compensation	22.0	13.0
Deferred revenues	16.0	—
Other	7.4	1.9

	$297.0	$240.1

16.   NON-CONTROLLING INTEREST:

  Non-controlling interest includes the interest of non-controlling shareholders in the participating shares of the Company's subsidiaries. As at December 31, 2004, the most significant non-controlling interests were as follows:

Subsidiary	Segment	Non-controlling interest
TVA Group Inc.	Broadcasting	60.27%
Nurun Inc.	Interactive Technologies and Communications	42.74%

17.   CAPITAL STOCK:

  (a)
  Authorized capital stock:

    An unlimited number of Common Shares, without par value;

    An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:

    •
    An unlimited number of Cumulative First Preferred Shares, Series A, carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

    •
    An unlimited number of Cumulative First Preferred Shares, Series B, carrying a fixed cumulative preferential dividend generally equivalent to the Company's credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

    •
    On January 16, 2004, the Company authorized changes to its capital stock in order to create Cumulative First Preferred Shares, series C ("Preferred C Shares"), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

    •
    On January 16, 2004, the Company authorized changes to its capital stock in order to create Cumulative First Preferred Shares, Series D ("Preferred D Shares"), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

    •
    On November 26, 2004, the Company authorized changes to its capital stock in order to create a unlimited number of Preferred Shares, Series E ("Preferred E Shares"), carrying a non-cumulative preferred dividend subsequent to the holders of Preferred Shares, Series A, B, C and D, redeemable at the option of the holder and retractable at the option of the Company.

  (b)
  Issued capital stock:

    On December 5, 2003, the Company consolidated its Common Shares (also known as a reverse stock split) at a consolidation ratio of 1 post-consolidation Common Share for every 70 pre-consolidation Common Shares. Accordingly, all the information presented for all periods reflects the effect of this reverse stock split.

	Common Shares		Preferred B Shares
	Number	Amount	Number	Amount
Balance as at December 31, 2002	95,131,972	$1,341.8	—	$—
Issuance of new shares	14,221,664	215.8	216,145,684	216.1
Conversion of Preferred B Shares into Common Shares	14,249,171	216.1	(216,145,684)	(216.1)

Balance as at December 31, 2003 and 2004	123,602,807	$1,773.7	—	$—

    As at December 31, 2004, Sun Media Corporation, Newspapers segment, owned 1,140,000 Cumulative First Preferred Shares Series A, (1,590,000 cumulative First Preferred Shares Series A in 2003), for a total amount of $1,140.0 million ($1,590.0 million in 2003) and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 270,000 Preferred C Shares (none in 2003) for an amount of $270.0 million. These shares are eliminated on consolidation.

    2004

    On January 14, 2004, the Company redeemed 450,000 Preferred A Shares, for an amount of $450.0 million, owned by its wholly owned subsidiary, Sun Media Corporation, Newspapers segment.

    On January 16, June 1 and October 7, 2004, the Company issued 70,000, 100,000 and 100,000 Preferred C Shares respectively, for a total amount of $270.0 million, to its indirectly wholly owned subsidiary, 9101-0835 Québec Inc., Leisure and Entertainment segment.

    On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million, to its indirectly wholly owned subsidiary, Vidéotron (1998) ltée, Cable segment. On December 16, 2004, the Company redeemed the shares for an amount of $1,100.0 million.

    On November 30, 2004, the Company issued one Preferred E share, for an amount of $3.6 million to its owned subsidiary, Sun Media Corporation, Newspapers segment. On the same day, the Company redeemed the shares for an amount of $3.6 million.

    2003

    At the beginning of 2003, the Company issued 216,145,684 Preferred B Shares, for a cash consideration of $216.1 million.

    On April 22, 2003, all of the issued and outstanding Preferred B Shares were converted into 14,249,171 Common Shares. On the same day, the Company issued 14,221,664 Common Shares for a cash consideration of $215.8 million.

    A dividend of $3.0 million was declared on the Preferred B Shares on April 22, 2003 and paid in July 2003. This amount is recorded in financial expenses in the consolidated statements of income, since the Preferred B Shares were classified as a liability while outstanding.

    During the year ended December 31, 2003, the Company redeemed 360,000 Cumulative First Preferred Shares, Series A, for an amount of $360.0 million owned by its wholly owned subsidiary, Sun Media Corporation.

18.   SHARE PURCHASE PLANS:

  (a)
  Quebecor Media Inc. stock option plan:

    Under a stock option plan established by Quebecor Media Inc., 6,185,714 Common Shares of the Company were set aside for officers, senior employees and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the Company at the date of grant, as determined by the Company's Board of Directors (if the Common Shares of the Company are not listed on a stock exchange at the date of grant) or the trading price of the Common Shares of the Company on the stock exchange where such shares are listed at the date of grant. Unless authorized by the Company's Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media Inc. have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees may exercise their right, between January 1st and January 31st each year, to receive the difference between the fair market value, as determined by the Company's Board of Directors, and the exercise price of their vested options in cash. Except under specific circumstances, and unless the Company's Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules, as determined by the Company's Compensation Committee at the date of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. All options outstanding as of December 31, 2004 had been granted to senior executives of the Company and its subsidiaries.

    The following table gives summary information on outstanding options granted as at December 31, 2004 and 2003:

	2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	2,607,537	$16.93	2,138,291	$16.37
Granted	663,930	21.84	827,060	18.21
Cancelled	(136,427)	16.48	(357,814)	16.51

Balance at end of year	3,135,040	$17.99	2,607,537	$16.93

Vested options at end of year	268,282	$16.51	52,304	$16.20

    The following table gives summary information on outstanding options as at December 31, 2004:

	Outstanding options		Vested options
Range of exercise price	Number	Weighted average years to maturity	Number	Weighted average exercise price
$15.19 to 22.98	3,135,040	8.0	268,282	$16.51

    For the year ended December 31, 2004, a charge of $15.1 million related to the plan was included in net income ($6.6 million in 2003), since the exercise price of the options was lower than the fair market value of the Company's Common Shares, as determined by the Company's Board of Directors.

  (b)
  Quebecor Inc. stock option plan:

    Under a stock option plan established by Quebecor Inc., the parent company, 6,500,000 Class B Shares have been set aside for officers, senior employees and other key employees of Quebecor Inc. and its subsidiaries. The exercise price of each option is equal to the weighted average transaction price of Quebecor Inc. Class B Shares on the Toronto Stock Exchange in the five days preceding the grant. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years and 100% three years after the original grant. Holders of options under the Quebecor Inc. stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Inc. Class B Shares at the corresponding option exercise price or receive a cash payment from Quebecor Inc. equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Company believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor Inc. may, at its discretion, affix different vesting periods at the time of each grant.

    The following table gives details on changes to outstanding options to employees of the Company for the years ended December 31, 2004 and 2003:

	2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at end of year	15,000	$27.64	15,000	$27.64

Vested options at end of year	7,500	$27.64	3,750	$27.64

    The following table gives summary information on outstanding options as at December 31, 2004:

	Outstanding options		Vested options
Exercise price	Number	Weighted average years to maturity	Number	Weighted average exercise price
$27.64	15,000	6.2	7,500	$27.64

    For the year ended December 31, 2004, 2003 and 2002, no charge resulted from the Quebecor Inc. stock option plan.

  (c)
  TVA Group Inc. plans:
  (i)
  Stock Option Plan for senior executives:

    In 1999, TVA Group Inc., Broadcasting segment, replaced the Class B stock option plan introduced in 1990 (hereafter the 1990 plan), except for options already granted but not exercised. For these options, the terms of the 1990 plan still apply. As at December 31, 2004, no option is outstanding under the 1990 plan (50,000 options as at December 31, 2003). Under the terms of the plan introduced in 1999 for senior executives of TVA Group Inc. and its subsidiaries (hereafter the 1999 plan), the granting, terms and conditions of options granted are determined by TVA Group Inc.'s Remuneration Committee. The subscription price of each Class B Share under an option cannot be less than the closing price on the stock market the day before the option is granted. Moreover, the duration of the options cannot exceed 10 years. A maximum of 1,400,000 Class B Shares has been reserved for the purposes of the 1999 plan.

    On October 15, 2004, TVA Group Inc. modified its stock option plan and stock option grant agreements of all optionees at that date so that all awards can now be settled in cash or other assets, at the option of the employee.

    The following table gives details on changes to outstanding options for the years ended December 31, 2004 and 2003:

	2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	300,300	$16.55	397,050	$16.10
Granted	126,500	20.75	—	—
Exercised	(161,800)	16.52	(86,750)	13.44
Cancelled	(50,000)	13.24	(10,000)	25.20

Balance at end of year	215,000	$19.81	300,300	$16.55

Vested options at end of year	73,500	$19.39	195,300	$18.90

    The following table gives summary information on outstanding options as at December 31, 2004:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$14.00 to 18.85	53,500	5.7	$15.64	38,500	$16.29
18.86 to 25.50	161,500	8.9	21.19	35,000	22.80

$14.00 to 25.50	215,000	8.0	$19.81	73,500	$19.39

    Had the vested options been exercised as at December 31, 2004, Quebecor Media Inc.'s interest in TVA Group Inc. would have decreased from 39.73% to 39.64% (37.61% to 37.39% as at December 31, 2003).

    The compensation cost charged against income for the TVA Group Inc. plan was $0.2 million for the year ended December 31, 2004 (none in 2003).

  (ii)
  Share purchase plans for executives and employees:

    In 1998, TVA Group Inc. introduced a share purchase plan relating to 375,000 TVA Group Inc. Class B Shares for its executives and a share purchase plan relating to 375,000 TVA Group Inc. Class B Shares for its employees. The plans provide that participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B Shares. The plans also provide financing terms at no interest. No Class B Shares were issued under the plans during the years ended December 31, 2004 and 2003. The remaining balance that may be issued, under the share purchase plan for executives, is 332,643 TVA Group Inc. Class B Shares as at December 31, 2004 and 2003. The remaining balance that may be issued, under the share purchase plan for employees, is 229,753 TVA Group Inc. Class B Shares as at December 31, 2004 and 2003.

  (iii)
  Deferred share unit plan:

    In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc. The deferred share units are redeemable only on the discontinuance of a participant's employment. The redemption price is payable in cash or, at TVA Group Inc.'s discretion, in Class B Shares of TVA Group Inc. or in a combination of cash and shares. Under this plan, a maximum of 25,000 Class B Shares of TVA Group Inc. can be issued. No deferred share unit was issued under this plan during the years ended December 31, 2004 and 2003.

  (d)
  Nurun Inc. stock option plan:

    Under this stock option plan, 3,237,992 Common Shares of Nurun Inc., Interactive Technologies and Communications segment, have been set aside for senior management, senior executives and other key employees of Nurun Inc. The term of each option, the number of shares included, as well as the authorized frequency at which options may be exercised, will be determined by the Compensation Committee of the Board of Directors of Nurun Inc. These options expire no later than 10 years after the date of grant. These options can generally be exercised on the basis of 25% per year over a period of four years.

    The following table gives details on changes to outstanding options for the years ended December 31, 2004 and 2003:

	2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	684,000	$7.38	634,950	$13.78
Granted	251,500	1.87	324,500	1.32
Exercised	(6,250)	0.97	—	—
Cancelled	(116,750)	12.90	(275,450)	14.98

Balance at end of year	812,500	$4.93	684,000	$7.38

Vested options at end of year	292,625	$10.50	190,626	$17.19

    The following table gives summary information on outstanding options as at December 31, 2004:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$ 0.96 to 1.05	188,750	8.0	$1.02	62,375	$1.01
1.61 to 2.79	467,500	8.5	1.90	90,750	2.07
5.75 to 6.27	75,200	5.9	6.20	58,950	6.18
9.00 to 9.30	22,500	4.9	9.20	22,000	9.20
11.48 to 12.15	11,550	5.8	11.53	11,550	11.53
44.89 to 56.35	47,000	5.1	45.13	47,000	45.13

$ 0.96 to 56.35	812,500	7.8	$4.93	292,625	$10.50

    Had the vested options been exercised as at December 31, 2004, Quebecor Media Inc.'s interest in Nurun Inc. would have decreased from 57.26% to 56.76% (57.26% to 56.94% as at December 31, 2003).

    The compensation cost charged against income for the Nurun Inc. plan was $0.1 million for the year ended December 31, 2004 (none in 2003). The fair value of the options granted in 2004 and 2003 was calculated using the Black-Scholes option-pricing model with the following assumptions and results:

	2004	2003
Weighted average fair value of options at grant date	$1.39	$1.02
Risk-free interest rate	3.6%-3.9%	4.3%
Dividend yield	0%	0%
Expected volatility	65%-97%	90%
Expected life	5 years	5 years

  (e)
  Pro forma net income:

    TVA Group Inc. and Nurun Inc. adopted the fair value method on January 1, 2003 to record compensation costs related to stock options granted after this date. Had the fair value method been used for awards granted by these subsidiaries in 2002, the Company's net income would have been reduced by $0.1 million for the year ended December 31, 2002 (none in 2004 and 2003).

19.   COMMITMENTS AND CONTINGENCIES:

  (a)
  Leases:

    The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchases services, capital equipment, and distribution and broadcasting rights that call for total payments of $222.7 million. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2005	$34.2	$53.7
2006	26.7	8.2
2007	22.8	4.6
2008	17.6	1.0
2009	14.5	0.3
2010 and thereafter	39.1	—

    Operating lease rentals amounted to $32.4 million, $40.9 million and $41.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

  (b)
  Long-term agreement:

    Newsprint represents a significant component of operating costs for the Newspapers segment. Sun Media Corporation uses one newsprint manufacturer to supply its requirements, and has entered into an agreement with this supplier, expiring December 31, 2005. The terms of the agreement provide the Company with an ongoing discount to market prices and require Sun Media Corporation to purchase an annual minimum of 125,000 tonnes of newsprint from the supplier.

  (c)
  Other commitments:

    In 2001, the Broadcasting segment made a commitment to invest $48.9 million over an eight-year period in the Canadian TV industry and in the Canadian communications industry to promote Canadian TV content and the development of communications. Also, with the acquisition of Toronto 1, the Broadcasting segment has additional commitments to invest $14.5 million in the Canadian TV industry. As at December 31, 2004, $35.7 million remained to be invested.

  (d)
  Contingencies:

    In November 2001, Vidéotron ltée, Cable segment, terminated a sale-service agreement with a supplier and is being sued for $4.4 million for breach of contract. It is not possible to determine the outcome of the claim at this time.

    On March 13, 2002, legal action was initiated by the shareholders of a cable company against Vidéotron ltée, Cable segment. They contend that Vidéotron ltée did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totaling $26.0 million. Vidéotron ltée's management claims the suit is not justified and intends to vigorously defend its case in Court.

    A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company's results or its financial position.

20.   GUARANTEES:

  In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:

  Operating leases:

  The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2005 and 2009 to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $18.4 million. As at December 31, 2004, the Company had not recorded a liability associated with these guarantees, since the Company does not expect to make any payments pertaining to the guarantees of these leases.

  Business and asset disposals:

  In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. Also, in connection with the sale of Mindready Solutions Inc., the Company has guaranteed, up to a maximum amount of $1.0 million, that company's commitments related to a lease of premises that expires in 2011. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.

  Long-term debt:

  Under the terms of their respective U.S. indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying those debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

  Outsourcing companies and suppliers:

  In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

21.   FINANCIAL INSTRUMENTS:

  The Company is exposed to risks relating to foreign exchange fluctuations and is also subject to risks relating to interest rate fluctuations. To reduce these risks, the Company and its subsidiaries use derivative financial instruments. None of these instruments are held or issued for speculative purposes.

  (a)
  Description of derivative financial instruments:
  (i)
  Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
Sun Media Corporation
$ / US$	February 15, 2013	1.5227	US$205.0
$ / US$	Less than 1 year	1.2016	US$1.4
Vidéotron ltée and its subsidiaries:
$ / US$	Less than 1 year	1.3201	US$72.0

    (ii)
    Cross-currency interest rate swaps:

	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar
Quebecor Media Inc.:
Senior Notes	2001 to 2011	US$715.0	12.30%	11.125%	1.5255
Senior Discount Notes	2001 to 2011	US$295.0	14.60%	13.75%	1.5822	(1)
Vidéotron ltée and its subsidiaries:
Senior Notes	2004 to 2014	US$190.0	Bankers' acceptances 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$200.0	Bankers' acceptances 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227
Senior Notes	2008 to 2013	US$155.0	Bankers' acceptances 3 months plus 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$50.0	Bankers' acceptances 3 months plus 3.70%	7.625%	1.5227
Term-loan B credit facility	2003 to 2009	US$201.0	Bankers' acceptances 3 months plus 2.48%	LIBOR plus 2.00%	1.5175

(1) As per the agreement, the exchange rate includes an exchange fee.

    Some of these cross-currency swap arrangements are subject to a ceiling on negative fair market value, below which Quebecor Media Inc. may be required to make prepayments to limit the exposure of the counterparties. Such prepayments are offset by equal reductions in Quebecor Media Inc.'s commitments under the agreements. Because of the appreciation of the Canadian dollar against the US dollar in 2004 and 2003, Quebecor Media Inc. had to make prepayments of $197.7 million in 2004 and $123.6 million in 2003. These prepayments were financed from Quebecor Media Inc.'s available cash and from the existing credit facilities of Quebecor Media Inc. Quebecor Media Inc. may have to make additional prepayments in the future if the fair market value of the cross-currency swap arrangement fluctuates to a negative value of over $282.0 million, in which case, Quebecor Media Inc. may have to make additional prepayments to bring the negative fair market value up to 90% of $282.0 million.

    Also, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date or at any time, from an anniversary date of the transaction to maturity, at the then-market value.

    (iii)
    Interest-rate swaps:

      Vidéotron ltée has entered into interest rate swaps to manage its interest rate exposure and has committed to exchange, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts.

      The amounts of outstanding contracts as at December 31, 2004 by Vidéotron ltée are shown in the table below:

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate
Vidéotron ltée and its subsidiaries
March 2005	$135.0	Pay fixed/ receive floating	4.01%	Bankers' acceptance 3 months
May 2006	$90.0	Pay fixed/ receive floating	5.41%	Bankers' acceptance 3 months
September 2007	$5.0	Pay fixed/ receive floating	3.75%	Bankers' acceptance 3 months

  (b)
  Fair value of financial instruments:

    The carrying amount of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, advances payable to parent company and companies under common control approximates their fair value since these items will be realized or paid within one year.

    Financial instruments with a fair value that is different from their carrying amount as at December 31, 2004 and 2003 are as follows:

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
Quebecor Media Inc.:
Long-term debt(1)	$(1,140.7)	$(1,332.9)	$(1,293.8)	$(1,518.9)
Cross-currency interest rate swaps	(3.9)	(241.9)	(80.9)	(221.7)
Vidéotron ltée and its subsidiaries:
Long-term debt(1)	(888.9)	(901.1)	(886.7)	(912.1)
Interest rate swaps	(4.6)	(4.6)	—	(9.5)
Cross-currency interest rate swaps	(45.5)	(72.3)	(15.3)	(21.5)
Foreign exchange forward contracts	(8.4)	(8.4)	—	—
Sun Media Corporation and its subsidiaries:
Long-term debt(1)	(484.3)	(507.7)	(551.7)	(574.8)
Cross-currency interest rate swaps and foreign exchange forward contracts	(147.4)	(169.8)	(89.7)	(122.8)

(1) Including current portion

    The fair value of the financial liabilities is estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflect the amount the Company would receive or pay if the instruments were closed out at those dates.

(c)
Credit risk management:

  The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

  When the Company enters into derivative contracts, the counterparties are international and Canadian banks that have a minimum credit rating of A- from Standard & Poor's or A3 from Moody's and are subject to concentration limits. The Company does not foresee any failure by counterparties in meeting their obligations.

  In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at December 31, 2004, no customer balance represented a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers and historical trends.

  The Company believes that the product-line diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

22.   RELATED PARTY TRANSACTIONS:

  During the year, the Company made purchases and incurred rent charges from companies under common control and from an affiliated company in the amount of $75.1 million ($78.9 million and $63.8 million, respectively, for the years ended December 31, 2003 and 2002), included in the cost of sales and selling and administrative expenses. The Company made sales to companies under common control and to an affiliated company in the amount of $11.1 million ($2.6 million and $0.7 million, respectively, for the years ended December 31, 2003 and 2002). These transactions were concluded and accounted for at the exchange value.

  During the year, Quebecor World Inc., a company under common control, reached an agreement with Videotron Telecom Ltd (VTL), Business Telecommunications segment, to outsource its information technology (IT) infrastructure in North America for a duration of 7 years. As part of this agreement, VTL has purchased some of the Quebecor World Inc.'s IT infrastructure equipment at a cost of $3.0 million. The outsourcing services to Quebecor World Inc. are estimated to generate revenues for approximately $18.1 million annually. Both the price of the equipment transferred and the revenues of the outsourcing services have been accounted for at the exchange value. The transfer of the equipment was completed in October.

  Quebecor Inc. (the "parent company") has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide each other management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of the Company's executive officers who also serve as executive officers of the parent company. In 2004, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million for the years ended December 31, 2003 and 2002). Also, in connection with the Company's credit facility which is secured by the Company's shareholders, an annual security fee equivalent to 1% of the credit facility is charged to the Company by its shareholders. The Company has incurred management and security fees of $1.8 million ($1.1 million for the years ended December 31, 2003 and 2002) with the shareholders. In addition, the Company incurred rent expenses with a subsidiary of a shareholder and with a shareholder of the parent company for an amount of $3.7 million ($3.6 million for the years ended December 31, 2003 and 2002).

  During the year ended December 31, 2004, Nurun Inc., Interactive Technologies and Communications segment, received interest of $0.7 million ($1.0 million and $0.8 million for the years ended December 31, 2003 and 2002, respectively) from Quebecor Inc. As at December 31, 2004, cash and cash equivalents totaling $25.1 million ($29.8 million as at December 31, 2003) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

23.   PENSION PLANS AND POSTRETIREMENT BENEFITS:

  The Company maintains various flat-benefit plans and various final-pay plans with indexation features from none to 2%. Also, the Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years.

  The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee's active service period.

  The following tables give a reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets for the years ended December 31, 2004 and 2003, and a statement of the funded status as at those dates:

	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Change in benefit obligations:
Benefit obligations at beginning of year	$410.8	$357.6	$28.6	$26.8
Service costs	11.9	8.1	1.5	1.3
Interest costs	26.2	24.2	1.9	1.9
Plan participants' contributions	7.3	6.5	—	—
Actuarial loss	6.6	30.4	2.6	0.9
Benefits and settlements paid	(18.2)	(21.4)	(1.0)	(1.0)
Plan amendments	0.3	2.2	—	(0.4)
Curtailment loss (gain)	—	0.1	—	(1.0)
Acquisition	—	2.1	—	—
Other	—	1.0	1.9	0.1

Benefit obligations at end of year	$444.9	$410.8	$35.5	$28.6

	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Change in plan assets:
Fair value of plan assets at beginning of year	$377.1	$319.5	$—	$—
Actual return on plan assets	38.6	56.4	—	—
Employer contributions	17.0	13.5	1.0	1.0
Plan participants' contributions	7.3	6.5	—	—
Benefits and settlements paid	(18.2)	(21.4)	(1.0)	(1.0)
Acquisition	—	2.0	—	—
Other	—	0.6	—	—

Fair value of plan assets at end of year	$421.8	$377.1	$—	$—

  The plan assets are comprised of:

	2004	2003
Equity securities	53.2%	51.4%
Debt securities	45.5	47.6
Other	1.3	1.0

	100.0%	100.0%

  As at December 31, 2004, plan assets included shares of the parent company and of a company under common control representing an amount of $2.1 million ($1.1 million as at December 31, 2003).

	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(23.1)	$(33.7)	$(35.5)	$(28.6)
Unrecognized actuarial loss	27.4	31.3	7.3	4.7
Unrecognized net transition (asset) obligation	(6.2)	(6.7)	0.6	0.7
Unrecognized prior service cost (benefit)	14.1	15.0	(1.9)	(2.2)
Valuation allowance	(16.4)	(13.8)	—	—
Other	—	—	—	0.1

Net amount recognized	$(4.2)	$(7.9)	$(29.5)	$(25.3)

  Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Benefit obligations	$(272.7)	$(247.4)	$(35.5)	$(28.6)
Fair value of plan assets	240.6	209.0	—	—

Funded status — plan deficit	$(32.1)	$(38.4)	$(35.5)	$(28.6)

  Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Accrued benefit liability	$(12.3)	$(18.0)	$(29.5)	$(25.3)
Deferred pension charge	8.1	10.1	—	—

Net amount recognized	$(4.2)	$(7.9)	$(29.5)	$(25.3)

  Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2004	2003	2002	2004	2003	2002
Service costs	$11.9	$8.1	$9.3	$1.5	$1.3	$1.0
Interest costs	26.2	24.2	23.6	1.9	1.9	1.4
Actual (return) loss on plan assets	(38.6)	(56.4)	10.7	—	—	—
Current actuarial loss (gain)	6.6	30.4	(5.4)	2.6	0.9	5.2
Current prior service costs (benefits)	0.3	2.3	7.2	—	(0.3)	(0.6)
Curtailment (gain) loss and other	—	(0.2)	0.1	1.9	—	—

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	6.4	8.4	45.5	7.9	3.8	7.0
Difference between actual and expected return on plan assets	9.2	31.7	(37.3)	—	—	—
Deferral of amounts arising during the period:
Actuarial loss (gain)	(6.6)	(30.4)	5.4	(2.6)	(0.9)	(5.2)
Prior service costs	(0.3)	(2.3)	(7.2)	—	0.3	0.6
Amortization of previously deferred amounts:
Net actuarial loss	1.3	0.8	0.1	—	0.2	0.1
Prior service costs (benefits)	1.2	1.2	3.8	(0.3)	(0.3)	(0.1)
Transitional obligations	(0.5)	(0.5)	—	0.1	0.1	—
Other	—	0.4	—	—	—

Total adjustments to recognize the long-term nature of benefit costs	4.3	0.9	(35.2)	(2.8)	(0.6)	(4.6)
Valuation allowance	2.6	1.1	0.3	—	—	—

Net benefit costs	$13.3	$10.4	$10.6	$5.1	$3.2	$2.4

  The expense related to defined contribution pension plans amounted to $10.3 million ($8.7 million in 2003 and $8.7 million in 2002).

  Also, the total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, totaled $28.3 million for the year ended December 31, 2004 ($23.2 million in 2003 and $19.6 million in 2002).

  The weighted average rates used in the measurement of the Company's benefit obligations as at December 31, 2004, 2003 and 2002 and current periodic costs are as follows:

	Pension benefits			Postretirement benefits
	2004	2003	2002	2004	2003	2002
Benefit obligations
Rates as at year-end:
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Rate of compensation increase	3.50	3.50	3.78	3.50	3.50	3.78
Current periodic costs
Rates as at preceding year-end:
Discount rate	6.25%	6.75%	6.79%	6.25%	6.75%	6.75%
Expected return on plan assets(1)	7.75	7.75	7.83	—	—	—
Rate of compensation increase	3.50	3.78	3.25 - 4.25	3.50	3.78	3.25 - 4.25

(1)
After management and professional fees

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.2% at the end of 2004. The cost, as per an estimate, is expected to decrease gradually for the next 8 years to 5% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
Sensitivity analysis
	1% increase	1% decrease
Effect on service and interest costs	$0.8	$(0.6)
Effect on benefit obligations	6.7	(5.2)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company's consolidated financial statements:

  (a)
  Consolidated statements of income:

	2004	2003	2002
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$88.2	$203.9	$(229.8)
Adjustments:
Development, pre-operating and start-up costs (i)	(2.1)	3.2	4.6
Pension and postretirement benefits (ii)	0.9	(0.4)	(1.0)
Change in fair value and ineffective portion of derivative instruments (iii)	6.6	(167.5)	145.4
Income taxes (iv)	(4.4)	1.3	(1.1)
Gain on repurchase of redeemable preferred shares of a subsidiary (vi)	—	(153.7)	—
Cumulative effect of change in accounting policy (v)	—	—	(2,144.3)
Other	6.9	16.7	17.8

Net income (loss), as adjusted per GAAP in the United States (in Canadian dollars)	$96.1	$(96.5)	$(2,208.4)

  (b)
  Comprehensive loss:

    The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity. The details of the comprehensive loss are as follows:

	2004	2003	2002
Net income (loss), as adjusted per GAAP in the United States	$96.1	$(96.5)	$(2,208.4)
Derivative instruments (iii)	(105.7)	(63.9)	11.9
Pension and post-retirement benefits (ii)	(4.4)	(0.1)	(6.9)
Translation adjustment(1)	0.5	1.3	(0.3)
Income taxes (iv)	2.2	3.5	(0.4)

Comprehensive loss per GAAP in the United States	$(11.3)	$(155.7)	$(2,204.1)

(1) Change for the year.

    Accumulated other comprehensive income for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Derivative instruments (iii)	$(154.4)	$(48.7)	$15.2
Pension and post-retirement benefits (ii)	(11.4)	(7.0)	(6.9)
Translation adjustment	(1.0)	(1.5)	(2.8)
Income taxes (iv)	4.5	2.3	(1.2)

Accumulated other comprehensive (loss) income at end of year	$(162.3)	$(54.9)	$4.3

  (c)
  Consolidated balance sheets:

	2004		2003
	Canada	United States	Canada	United States
Goodwill	$3,851.0	$3,846.3	$3,906.2	$3,901.5
Future income tax assets	80.8	81.7	96.8	97.8
Other assets	232.8	207.5	174.8	170.1
Long-term debt	(2,546.0)	(2,512.1)	(2,696.8)	(2,676.1)
Other liabilities	(297.0)	(541.5)	(240.1)	(400.0)
Future income tax liabilities	(189.4)	(189.0)	(270.6)	(265.8)
Non-controlling interest	(192.7)	(194.9)	(201.8)	(200.6)
Contributed surplus	(3,216.8)	(3,370.5)	(3,220.6)	(3,374.3)
Deficit	2,529.6	2,763.5	2,597.8	2,839.7
Accumulated other comprehensive loss	1.0	162.3	1.5	54.9

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

(ii)
Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

  Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in the statement of comprehensive loss.

  Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.

(iii)
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

  The Company uses cross-currency interest rate swaps to enhance its ability to manage risk relating to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risks related to its long-term debt. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered, or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair value of contracts that are designated effective and qualify as cash-flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

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

(iv)
This adjustment represents the tax impact of the United States GAAP adjustments.

(v)
The accounting requirements for goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations were initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings without restatement of prior periods. Under GAAP in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income".

(vi)
Under GAAP in Canada, the gain on repurchase of redeemable preferred shares of a subsidiary is included in income. Under GAAP in the United States, any such gain would be included in contributed surplus.

  (d)
  Non-consolidated financial statements of the Company:

    The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company.

    The Company has access to the cash flow generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Company's subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of dividends and advances that could be pay to the Company. The non-consolidated and condensed financial statements of the Company prepared under Canadian GAAP are as follows:

    Non-consolidated and condensed statements of income

	2004	2003	2002
Revenues
Management fees	$20.4	$17.1	$12.7
Interest on loan to subsidiaries	6.0	5.5	—
Other	20.8	20.1	30.7

	47.2	42.7	43.4
Expenses
General and administrative	(46.4)	(40.5)	(46.3)
Depreciation and amortization	(1.4)	(1.7)	(0.6)
Financial	(181.0)	(181.2)	(191.7)

	(228.8)	(223.4)	(238.6)

Loss before undernoted items	(181.6)	(180.7)	(195.2)
Gain on disposal of investments and write-down of property, plant and equipment	1.4	—	(7.7)

Loss before income taxes	(180.2)	(180.7)	(202.9)
Income (credit) taxes	(48.2)	(28.2)	0.3

	(132.0)	(152.5)	(203.2)
Equity income (loss) from subsidiaries	220.2	356.4	(26.6)

Net income (loss)	$88.2	$203.9	$(229.8)

    Non-consolidated and condensed statements of cash flows

	2004	2003	2002
Cash flows related to operations
Net income (loss)	$88.2	$203.9	$(229.8)
Amortization	56.4	50.0	44.0
Gain on disposal of investments and write-down of property, plant and equipment	(1.4)	—	7.7
Future income taxes	(48.5)	(29.4)	—
Excess of equity distribution over equity income from subsidiaries	129.1	77.0	165.5
Net change in non-cash balances related to operations	9.4	(83.5)	4.1

Cash flows provided by (used in) operations	233.2	218.0	(8.5)
Cash flows related to financing activities
Proceeds from issuance of capital stock	1,370.0	431.9	381.9
Repurchases of capital stock	(1,550.0)	(360.0)	—
Issuance of long-term debt	—	97.0	—
Repayment of long-term debt	(97.0)	(429.0)	(1.4)
Net increase in prepayments under cross-currency swap agreements	(184.4)	(118.8)	—
Net decrease in bank indebtedness	—	—	(2.8)
Dividends	(20.0)	—	—
(Increase) decrease in advances to subsidiaries	180.0	(150.2)	5.9
(Decrease) increase in advances from subsidiaries	74.3	(1.2)	21.5

Cash flows (used in) provided by financing activities	(227.1)	(530.3)	405.1
Cash flows related to investing activities
Acquisitions of investments in subsidiaries	(26.3)	(17.7)	(354.6)
Proceeds from disposal of investments in subsidiaries	—	361.0	1.8
Net increase in temporary investments	(59.9)	(18.4)	—
Other	1.4	3.7	0.8

Cash flows (used in) provided by investing activities	(84.8)	328.6	(352.0)

Net (decrease) increase in cash and cash equivalents	(78.7)	16.3	44.6
Cash and cash equivalents at beginning of year	93.2	76.9	32.3

Cash and cash equivalents at end of year	$14.5	$93.2	$76.9

    Non-consolidated and condensed balance sheets

	2004	2003
Assets
Current assets	$221.5	$293.5
Advances to subsidiaries	157.3	172.0
Investments in subsidiaries	3,684.2	3,703.5
Convertible obligation and notes receivable — subsidiaries	1,410.0	1,590.0
Other assets	71.7	71.6

	$5,544.7	$5,830.5

Liabilities and Shareholders' equity
Current liabilities	$144.1	$180.6
Long-term debt	1,140.7	1,287.6
Advances from subsidiaries	354.4	280.0
Other liabilities	35.6	97.3
Redeemable preferred shares issued to subsidiaries	1,410.0	1,590.0
Shareholders' equity	2,459.9	2,395.0

	$5,544.7	$5,830.5

25.   RESTRICTED AND UNRESTRICTED SUBSIDIARIES:

  The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Originally, the Company had designated Canoe Inc., Nurun Inc., 3662527 Canada Inc. and its subsidiary, Videotron Telecom Ltd, as "Unrestricted Subsidiaries". The financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

  Following the acquisition in 2004 of all minority interests directly owned by minority shareholders of Canoe Inc. and the repurchase of the redeemable preferred shares of Videotron Telecom Ltd by the Company in December 2003, the Company decided to reassign Canoe Inc., 3662527 Canada Inc. and Videotron Telecom Ltd as "Restricted Subsidiaries". Accordingly, the Company reclassified the figures for the previous periods to reflect this change.

  All the operations related to the Company's investment in Microcell Telecommunications Inc. have been included in the condensed and consolidated statements of income of the Unrestricted Subsidiary.

  Restricted Subsidiaries and the Company:

  Condensed and consolidated statements of income

	2004	2003	2002
Revenues	$2,411.5	$2,253.3	$2,203.2
Cost of sales and selling and administrative expenses	(1,716.6)	(1,642.6)	(1,632.3)

Operating income before undernoted items	694.9	610.7	570.9
Amortization	(224.2)	(224.2)	(221.5)
Financial expenses	(315.1)	(299.9)	(325.5)
Reserve for restructuring of operations, impairment of assets, and other special charges	(2.8)	(0.8)	(16.8)
Gains (losses) on sale of businesses and other assets	8.0	(1.1)	3.6
Net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(4.8)	144.1	—
Write-down of goodwill	—	(0.5)	(178.1)

Income (loss) before income taxes	156.0	228.3	(167.4)
Income taxes (credit)	37.2	(12.9)	4.2

	118.8	241.2	(171.6)
Non-controlling interest	(31.4)	(35.6)	(33.5)

Income (loss) from continuing operations	87.4	205.6	(205.1)
Income from discontinued operations	—	0.7	2.0

Net income (loss)	$87.4	$206.3	$(203.1)

  Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets, and other special charges, gains (losses) on sale of businesses and other assets, net (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary and write-down of goodwill:

	2004	2003	2002
Cable	$341.2	$275.3	$235.5
Newspapers	227.8	224.8	219.4
Broadcasting	80.5	81.5	78.9
Leisure and Entertainment	22.7	14.7	14.5
Business Telecommunications	22.6	14.4	27.3
Internet/Portals	4.5	3.1	(2.6)

	699.3	613.8	573.0
General corporate expenses	(4.4)	(3.1)	(2.1)

	$694.9	$610.7	$570.9

  Condensed and consolidated balance sheets

	2004	2003
Assets
Current assets	$747.9	$787.4
Property, plant and equipment	1,526.2	1,556.4
Other assets	322.5	282.3
Goodwill	3,847.9	3,906.2

	6,444.5	6,532.3
Liabilities
Current liabilities	810.7	785.5
Long-term debt	2,546.0	2,696.8
Other liabilities	486.4	510.7
Non-controlling interest	169.0	172.0

	4,012.1	4,165.0

Net investment in Restricted Subsidiaries and the Company	$2,432.4	$2,367.3

  Unrestricted Subsidiary:

  Condensed and consolidated statements of income

	2004	2003	2002
Revenues	$51.9	$44.8	$49.9
Cost of sales and selling and administrative expenses	(49.6)	(43.7)	(48.4)

Operating income before undernoted items	2.3	1.1	1.5
Amortization	(1.7)	(2.4)	(3.1)
Financial revenues (expenses)	0.5	(0.2)	2.1
Reserve for restructuring of operations, impairment of assets, and other special charges	—	(1.0)	(7.2)
Gain on disposal and write-off of a portfolio investment	1.3	—	(12.9)

Income (loss) before income taxes	2.4	(2.5)	(19.6)
Income taxes	0.2	0.4	0.2

	2.2	(2.9)	(19.8)
Non-controlling interest	(0.3)	1.0	3.0

Income (loss) from continuing operations	1.9	(1.9)	(16.8)
Loss from discontinued operations	(1.1)	(0.5)	(9.9)

Net income (loss)	$0.8	$(2.4)	$(26.7)

  Condensed and consolidated balance sheets

	2004	2003
Assets
Current assets	$54.4	$71.8
Property, plant and equipment	3.1	4.4
Other assets	4.1	2.1
Goodwill	3.1	—

	64.7	78.3
Liabilities
Current liabilities	13.5	20.8
Non-controlling interest	23.7	29.8

	37.2	50.6

Net investment in Unrestricted Subsidiary	$27.5	$27.7

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PRESENTATION OF FINANCIAL INFORMATION
EXCHANGE RATE INFORMATION
PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 — KEY INFORMATION
Selected Financial Data
Capitalization and Indebtedness
Reasons for the Offer and Use of Proceeds
Risk Factors
ITEM 4 — INFORMATION ON THE COMPANY
Cable
Newspapers
Broadcasting
Leisure and Entertainment
Business Telecommunications
New Media Services
Intellectual Property
Environment
Regulation
Organizational Structure
Property, Plants and Equipment
ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Table 1: Cable segment Operating income (in millions of Canadian dollars)
Table 2: Cable segment Free cash flow from operations (in millions of Canadian dollars)
Table 3: Newspapers segment Free cash flow from operations (in millions of Canadian dollars)
Table 4: Contractual obligations (in millions of Canadian dollars)
Table 5: Quebecor Media Inc. Fair market value of financial instruments (in millions of Canadian dollars)
ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership
ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Certain Relationships and Related Party Transactions
Interests of Experts and Counsel
ITEM 8 — FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Significant Changes
ITEM 9 — THE OFFER AND LISTING
Offer and Listing Details
Plan of Distribution
Markets
Selling Shareholders
Dilution
Expenses of the Issuer
ITEM 10 — ADDITIONAL INFORMATION
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Dividends and Paying Agents
Statement by Experts
Documents on Display
Subsidiary Information
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest-Rate Swaps
Cross-Currency Interest Rate Swaps
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
Use of Proceeds
ITEM 15 — CONTROLS AND PROCEDURES
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B — CODE OF ETHICS
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17 — FINANCIAL STATEMENTS
ITEM 18 — FINANCIAL STATEMENTS
ITEM 19 — EXHIBITS
SIGNATURE
Consolidated Financial Statements of
Years ended December 31, 2004, 2003 and 2002
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002
REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM AUDITORS' REPORT TO THE SHAREHOLDERS OF QUEBECOR MEDIA INC.
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2004, 2003 and 2002 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF DEFICIT Years ended December 31, 2004, 2003 and 2002 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2004, 2003 and 2002 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) Years ended December 31, 2004, 2003 and 2002 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2004 and 2003 (in millions of Canadian dollars)
SEGMENTED INFORMATION