Form 20-F
period 2005-12-31
QUEBECOR MEDIA INC
filed 2006-03-29
CIK 1156831

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 333-13792
QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)
Province of Québec, Canada
(Jurisdiction of incorporation or organization)
612 Saint-Jacques Street
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
13 3/4% Senior Discount Notes due July 15, 2011
11 1/8% Senior Notes due July 15, 2011
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
123,602,807 Common Shares
990,000 Cumulative First Preferred Shares, Series A
147,950 Cumulative First Preferred Shares, Series C
255,000 Cumulative First Preferred Shares, Series F
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                 ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                 ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17                ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                      ☑ No

EXPLANATORY NOTES
     All references in this annual report to “Quebecor Media,” “QMI” or the “Company,” as well as use of the terms “we,” “us,” “our” or similar terms, are references to Quebecor Media Inc., a company incorporated in Canada in August 2000 under Part 1A of the Companies Act (Québec), and, unless the context otherwise requires, its subsidiaries and operating companies. All references in this annual report to “Videotron” are references to our indirect wholly-owned subsidiary Videotron Ltd.; all references to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation; all references to “Le SuperClub Vidéotron” are to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are to our subsidiary, TVA Group Inc.; and all references in this annual report to “Nurun” are to our subsidiary, Nurun Inc. All references to “Videotron Telecom” are to Videotron Telecom Ltd., which prior to its merger with Videotron on January 1, 2006, had been our indirect wholly-owned subsidiary. All references in this annual report to “Quebecor” are references to Quebecor Inc., and all references to “Capital CDPQ” are to Capital d’Amérique CDPQ inc.
INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the Canadian Radio-Television and Telecommunications Commission, or the CRTC, A.C. Nielsen Media Research, Kagan Research LLC, the Canadian Newspaper Association, the Audit Bureau of Circulations and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.
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
PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 25 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included under “Item 17. Financial Statements.” We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, free cash flow from operations and average monthly revenue per user, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures used in this annual report under “Item 5. Operating and Financial Review and Prospects.” We provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP principles in note 1 to the tables under “Item 3. Key Information – Selected Financial Data.” When we discuss free cash flow from operations in this annual report, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2005.
EXCHANGE RATE INFORMATION
     We prepare our financial statements in Canadian dollars. The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as published by the Federal Reserve Bank of New York, or the “noon buying rate.” Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates published by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 24, 2006, the inverse of the noon buying rate was $1.00 equals US$0.8565. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended	Average(1)	High	Low	Period End
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2005	0.8282	0.8690	0.7872	0.8579

Month Ended	Average(2)	High	Low	Period End
September 30, 2005	0.8491	0.8615	0.8418	0.8615
October 31, 2005	0.8493	0.8579	0.8413	0.8477
November 30, 2005	0.8463	0.8579	0.8361	0.8569
December 31, 2005	0.8610	0.8690	0.8521	0.8579
January 31, 2006	0.8642	0.8744	0.8528	0.8744
February 28, 2006	0.8704	0.8788	0.8638	0.8788
March 2006 (through March 24, 2006)	0.8663	0.8834	0.8565	0.8565

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labor disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under “Item 10. Additional Information — Documents on Display.”

v

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2001 through 2005. Our selected historical consolidated financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2003, 2004 and 2005 and “Balance Sheet Data” as at December 31, 2004 and 2005 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and are included in “Item 17. Financial Statements” of this annual report. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The selected consolidated statement of income data presented below for the years ended December 31, 2001 and 2002 and consolidated balance sheet data as at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this annual report. The selected financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1).
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 25 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

CANADIAN GAAP DATA

	Years Ended December 31,
	2001	2002	2003	2004	2005
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$525.4	$781.0	$805.0	$871.6	$1,002.0
Newspapers	815.0	831.6	845.9	888.1	915.6
Broadcasting	114.7	323.4	340.9	358.0	401.4
Leisure and Entertainment	223.5	206.3	205.0	241.7	255.4
Business Telecommunications	14.6	91.9	77.7	78.6	102.1
Interactive Technologies and Communications	62.3	49.9	44.8	51.9	65.1
Internet/Portals	27.4	26.8	28.2	34.5	50.0
Head Office and inter-segment	(17.8)	(57.9)	(49.4)	(62.0)	(88.7)

	1,765.1	2,253.0	2,298.1	2,462.4	2,702.9

Cost of sales, selling and administrative expenses	(1,375.7)	(1,680.6)	(1,686.3)	(1,765.2)	(1,969.3)
Amortization	(150.3)	(224.6)	(226.6)	(225.9)	(231.9)
Financial expenses	(289.2)	(323.4)	(300.1)	(314.6)	(285.3)
Reserve for restructuring of operations, impairment of assets and other special charges	(151.2)	(36.9)	(1.8)	(2.8)	0.2
Gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	—	—	144.1	(4.8)	(60.0)
Gain (loss) on sales of businesses and other assets and gain on dilution	1.5	3.6	(1.1)	9.3	0.1
Write-down of goodwill	(132.8)	(178.1)	(0.5)	—	—
Income taxes	6.9	(4.4)	12.5	(37.4)	(44.0)
Amortization of goodwill, net of non-controlling interest	(125.7)	—	—	—	—
Non-controlling interest	26.0	(30.5)	(34.6)	(31.7)	(16.2)
(Loss) income from discontinued operations and other expenses	(24.1)	(7.9)	0.2	(1.1)	—

Net (loss) income	$(449.5)	$(229.8)	$203.9	$88.2	$96.5

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$389.4	$572.4	$611.8	$697.2	$733.6
Additions to property, plant and equipment	$129.7	$135.8	$131.2	$181.1	$315.5
Ratio of earnings to fixed charges(2)	—	0.4x	1.7x	1.5x	1.5x

	As at December 31,
	2001	2002	2003	2004	2005
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$207.8	$188.3	$103.6	$108.8	$97.4
Total assets	9,255.9	6,742.8	6,610.6	6,509.2	6,675.5
Long-term debt	3,695.4	3,506.6	2,756.8	2,548.8	2,533.2
Capital stock	3,985.0	1,341.8	1,773.7	1,773.7	1,773.7
Shareholders’ equity	4,093.4	1,751.9	2,395.0	2,459.9	2,450.1

U.S. GAAP DATA

	Year Ended December 31,
	2003	2004	2005
	(in millions, except ratio)
STATEMENT OF INCOME DATA:

Revenues
Cable	$805.0	$880.9	$1,008.2
Newspapers	845.9	888.1	915.6
Broadcasting	340.9	358.0	401.4
Leisure and Entertainment	205.0	241.7	255.4
Business Telecommunications	77.7	78.6	102.1
Interactive Technologies and Communications	44.8	51.9	65.1
Internet/Portals	28.2	34.5	50.0
Head Office and inter-segment	(49.4)	(62.0)	(88.7)

	2,298.1	2,471.7	2,709.1

Cost of sales, selling and administrative expenses	(1,683.0)	(1,764.3)	(1,973.5)
Amortization	(226.6)	(225.7)	(229.6)
Financial expenses	(467.6)	(308.0)	(274.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(1.8)	(2.8)	0.2
Loss on debt refinancing	(9.6)	(4.8)	(60.0)
Gain (loss) on sales of businesses and other assets	(1.1)	9.3	1.6
Write-down of goodwill	(0.5)	—	—
Income taxes	13.8	(43.4)	(14.2)
Non-controlling interest	(34.6)	(35.1)	(18.4)
Income (loss) from discontinued operations and other expenses	16.4	(0.8)	—

Net (loss) income	$(96.5)	$96.1	$141.2

OTHER FINANCIAL DATA AND RATIOS:
Operating income(1)	$615.1	$707.4	$735.6
Additions to property, plant and equipment	$131.2	$181.1	$315.5
Comprehensive (loss) income	$(155.7)	$(11.3)	$172.4
Ratio of earnings to fixed charges(2)	0.8x	1.6x	1.6x

	As of December 31,
	2003	2004	2005
	(in millions)
BALANCE SHEET DATA (U.S. GAAP):

Cash and cash equivalents	$103.6	$108.8	$97.4
Total assets	6,602.2	6,480.1	6,664.1
Long-term debt	2,736.1	2,514.9	2,468.5
Capital stock	1,773.7	1,773.7	1,773.7
Shareholders’ equity	2,253.3	2,218.4	2,301.7

(1)	Quebecor Media defines operating income, as reconciled to net income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets and gain on dilution, write-down of goodwill, income taxes, amortization of goodwill net of non-controlling interest, non-controlling interest and (loss) income from discontinued operations and other expenses. Quebecor Media defines operating income, as reconciled to net income under U.S. GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain (loss) on sales of businesses and other assets, write-down of goodwill, income taxes, non-controlling interest and (income) loss from discontinued operations and other expenses. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our management believes that operating income is a meaningful measure of performance. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flow from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

The following table provides a reconciliation under Canadian GAAP of operating income to net income as disclosed in our financial statements:

						Three Month Period
	Years Ended December 31,					Ended December 31,
	2001	2002	2003	2004	2005	2004	2005
	(in millions)					(in millions)
						(unaudited)
Reconciliation between net (loss) income and operating income disclosed herein (Canadian GAAP)

Net (loss) income	$(449.5)	$(229.8)	$203.9	$88.2	$96.5	$49.1	$58.4
Amortization	150.3	224.6	226.6	225.9	231.9	62.9	64.7
Financial expenses	289.2	323.4	300.1	314.6	285.3	86.6	68.3
Reserve for restructuring of operations, impairment of assets and other special charges	151.2	36.9	1.8	2.8	(0.2)	0.6	(0.2)
(Gain) loss on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	—	—	(144.1)	4.8	60.0	4.8	—
(Gain) loss on sale of businesses and other assets and gains on dilution	(1.5)	(3.6)	1.1	(9.3)	(0.1)	(8.0)	—
Write-down of goodwill	132.8	178.1	0.5	—	—	—	—
Income taxes	(6.9)	4.4	(12.5)	37.4	44.0	(0.9)	16.8
Amortization of goodwill, net of non-controlling interest	125.7	—	—	—	—	—	—
Non-controlling interest	(26.0)	30.5	34.6	31.7	16.2	9.1	5.4
Loss (income) from discontinued operations and other expenses	24.1	7.9	(0.2)	1.1	—	—	—

Operating income	$389.4	$572.4	$611.8	$697.2	$733.6	$204.2	$213.4

The following table provides a reconciliation under U.S. GAAP of operating income to net income as disclosed in our financial statements:

	Year Ended December 31,
	2003	2004	2005
	(in millions)
Reconciliation between net (loss) income and operating income disclosed herein (U.S. GAAP)

Net (loss) income	$(96.5)	$96.1	$141.2
Amortization	226.6	225.7	229.6
Financial expenses	467.6	308.0	274.0
Reserve for restructuring of operations, impairment of assets and other special charges	1.8	2.8	(0.2)
Loss on debt refinancing	9.6	4.8	60.0
Loss (gain) on sales of businesses and other assets	1.1	(9.3)	(1.6)
Write-down of goodwill	0.5	—	—
Income taxes	(13.8)	43.4	14.2
Non-controlling interest	34.6	35.1	18.4
(Income) loss from discontinued operations and other expenses	(16.4)	0.8	—

Operating income	$615.1	$707.4	735.6

(2)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the years ended December 31, 2001 and 2002, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $502.1 million and $209.2 million, respectively. For the year ended December 31, 2003, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $76.0 million.
Capitalization and Indebtedness
     Not applicable.
Reasons for the Offer and Use of Proceeds
     Not applicable.

Risk Factors
     This section describes some of the risks that could affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.
     The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in highly competitive industries and our inability to effectively compete could have a material adverse effect on our business.
     We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The Canadian Radio-television and Telecommunications Commission, or the CRTC, has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in Québec. The same ILEC has also recently acquired a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access both to non-Canadian DBS (also called grey market piracy) as well as signal theft of DBS that enable customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media.
     In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. A recent CRTC decision requires that we extend the access to third party ISPs for voice or telephony applications as well.
     Our voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost.
     In our broadcasting and publishing operations, and in particular in the newspaper industry, we compete for advertising revenue and viewers/readers. Competition for newspaper advertising revenue is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising revenue and readers comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do.
     Our existing and future competitors may successfully pursue or adopt business strategies similar to or competitive with ours. We may not be able to compete successfully in the future against existing or future competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.

We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continued technological development.
     The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, financial condition or results of operations.
We may not be able to obtain additional capital to continue the development of our business.
     Our cable television business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and new telephony services. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our business, financial condition or results of operations could be materially adversely affected.
We may not successfully implement our business and operating strategies.
     Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our operating subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. Our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition or results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.
We have grown rapidly. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our financial results and operations could be adversely affected.
     We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have made a number of acquisitions in the recent past. Some of our acquisitions have involved expansion into businesses in which we have historically had limited or no involvement. This growth has placed, and will continue to place, a significant demand on our management. In addition, in the future we may make strategic acquisitions and further expand the types of businesses in which we participate. Such acquisitions and expansion may not meet our strategic objectives or may require us to incur significant costs or divert significant resources. If we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, it could have a material adverse effect on our business, financial condition or results of operations.
Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.
     The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming offered by us affect the attractiveness of our services to customers and, accordingly, the prices we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our results of operations.
     In addition, our ability to attract and retain digital cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our digital cable operations.
Our content may not attract large audiences, which may limit our ability to generate advertising and circulation revenue.
     Revenues from our broadcasting operations and publishing operations, in particular our newspaper operations, are derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content offered and is influenced by factors such as reviews by critics, promotions, quality and acceptance of other competing content in the marketplace, availability of alternative forms of entertainment, general economic conditions, public tastes generally and other intangible factors. In addition, the increase in narrowcast programming or specialty services in Canada has caused the conventional television audience to become increasingly fragmented. These factors continue to evolve rapidly and many are beyond our control. Lack of audience acceptance for our content or shrinking or fragmented audiences or readership could limit our ability to generate advertising and circulation revenue. If our television operations’ ability to generate advertising revenue is limited, we may need to develop new or alternative financing sources in order to be able to continue providing attractive television programming for broad audiences. There can be no assurance that we would be able to develop any such new financing sources, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition and results of operations.
We may be adversely affected by variations in our costs, quality and variety of our television programming.
     The most significant cost in our broadcasting business is television programming. Our broadcasting operations may be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. Developments in cable, satellite, Internet and other forms of content distribution could also affect both the availability and the cost of programming and increase competition for advertising revenue. The production and distribution costs of television and other forms of entertainment may also increase in the future. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in accounting adjustments that would accelerate the recognition of expenses.
     In our cable business, our ability to attract and retain digital cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our digital cable operations.
Our advertising revenue is subject to cyclical and seasonal variations, which may cause our results to vary.
     Some of our businesses are cyclical in nature and have experienced significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, because a significant portion of our revenue is derived from retail and auto-sector advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operations could be materially adversely affected by a downturn in the retail or automotive sectors. Furthermore, Quebecor Media’s operations are labor intensive and, as a result, have relatively high fixed-cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
We provide our digital television, Internet access and telephony services through a single clustered network, which may be more vulnerable to widespread disruption.
     We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through eight additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend in July 2005, which has been fully operational since February 2006.
We depend on third-party suppliers and providers for services and other items critical to our operations.
     We depend on third-party suppliers and providers for certain services and other items that are critical to our cable business and our telephony and wireless operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.
     In addition, when we launch our wireless offering, which is currently expected in the second half of 2006, our wireless voice and data services will be provided by Rogers Wireless Inc. across its network, which we will not control. Any failure by the network provider to maintain its network could have an adverse effect on our wireless customers and could have an adverse effect on our business, results of operation and financial condition. In addition, if we are unable to secure a timely supply of handsets that are compatible with the wireless network at an acceptable cost, our ability to offer our wireless service could be adversely affected.
We are dependent on our information technology systems and those of certain third-parties and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.
     The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. However, we use industry standard network and information technology security, survivability and disaster recovery practices.
Malicious and abusive Internet practices could impair our cable data services.
     Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.
We may not be able to protect our services from piracy, which may have a negative effect on our customer base and lead to a possible decline in revenues.
     In our cable, Internet access and VoIP telephony operations, we may not be able to protect our services from piracy. We may be unable to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have a negative effect on our customer base and lead to a possible decline in our revenues.
We may be adversely affected by the cost of newsprint.
     Newsprint expense represents our largest raw material expense (amounting to $104.2 million in 2005) and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Changes in the price of newsprint could significantly affect the earnings of our publishing operations, and volatile or increased newsprint costs have in the past and may in the future affect our publishing operations and could have a material adverse effect on our financial condition and results of operations.
     We acquire substantially all of our newsprint from a single newsprint producer. Our supply agreement with this producer expired on December 31, 2005, although it has continued to supply newsprint to us as we negotiate the extension of this supply agreement through December 31, 2006. If we are unable to renew this agreement, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially and our newspaper operations could be materially disrupted.
We may be adversely affected by strikes and other labor protests.
     At December 31, 2005, approximately 41% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 78 collective bargaining agreements. As of December 31, 2005:
•	Videotron’s 4 collective bargaining agreements, representing 2,199, or 100% of its unionized employees, have been recently renewed and are scheduled to expire on respective dates between December 2009 and August 2011;

•	20 of Sun Media’s collective bargaining agreements, representing approximately 388, or 19%, of its unionized employees, have expired. Negotiations regarding these 20 collective bargaining agreements are either in progress or will be undertaken in 2006. Furthermore, eight of Sun Media’s collective bargaining agreements, covering 484 employees, expire in 2006, while Sun Media’s 21 other collective bargaining agreements, representing approximately 1,137 unionized employees, are scheduled to expire on respective dates between December 2007 and June 2010;

•	12 of TVA Group’s 15 collective bargaining agreements, representing approximately 379, or 41%, of its unionized employees, will expire between April 2007 and the end of December 2008, one of its collective bargaining agreements, representing approximately 516, or 56%, of its unionized employees, will expire at the end of December 2006 and two collective bargaining agreements, representing 26, or 3%, of its employees, have expired and negotiations regarding these collective bargaining agreements will be undertaken in 2006. A group of 53 employees is currently in the process of being unionized;

•	three of our other collective bargaining agreements, representing approximately 126, or 13%, of our other unionized employees, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2006. Another seven of our collective bargaining agreements, representing approximately 859, or 87%, of our other unionized employees, expire at various dates between the end of December 2006 and March 2010.
     We have had significant labor disputes in the past, which have disrupted our operations, resulted in damages to our network or our equipment and impaired our growth and operating results. We cannot predict the outcome of our current or any future negotiations relating to the renewal of our collective bargaining agreements or to union representation, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of our current negotiations or any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could negatively impact our business and results of operations.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have an adverse effect on our business, results of operations or financial condition.
We have substantial debt and significant interest payment requirements which could adversely affect our financial condition and therefore make it more difficult to fulfill our obligations under our indebtedness.
     We have a substantial amount of debt and significant interest payment requirements. As of December 31, 2005, we had $2.55 billion of consolidated long-term debt (excluding the additional amount payable to The Carlyle Group and the impact of the refinancing that we completed on January 17, 2006). Our substantial indebtedness could have significant consequences, including the following:
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
     Although we are leveraged, the indenture governing our 7 3/4 % Senior Notes due 2016 and our Senior Secured Credit Facilities permit us to incur substantial additional indebtedness in the future, including up to an additional $100.0 million that we may borrow under our revolving credit facility and an uncommitted $350.0 million that we may borrow under our incremental credit facility. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and our refinancing transactions in January 2006, see notes 14 and 24 of our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.
     We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Each of Videotron and Sun Media has public notes and credit facilities that limit the ability of each to distribute cash to us.
     The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, including the notes, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We cannot assure you that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient for us to satisfy our debt obligations, including payments on our outstanding notes. If we are unable to satisfy our obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the notes.
Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
     Our senior secured credit facilities and the indenture governing our Senior Notes due 2016 contain a number of restrictive covenants that impose significant operating and financial covenants on us, including, among other things, restrictions on our ability to:
•	borrow money or sell preferred stock;

•	create or permit certain liens;

•	pay dividends beyond certain amounts and make other restricted payments;

•	make certain types of investments;

•	use the proceeds from sales of assets and subsidiary stock;

•	enter into certain asset sales;

•	create or permit restrictions on the ability of our restricted subsidiaries, if any, to pay dividends or make other distributions;

•	enter into certain transactions with affiliates;

•	issue guarantees of debt; and

•	enter into certain mergers, consolidations and transfers of all or substantially all of our assets.

     If we are unable to comply with these covenants and are unable to obtain waivers from our lenders, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and which could, if not cured or waived, be accelerated by our lenders and could cause a cross-default under our other indebtedness, including our outstanding notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
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
We may be adversely affected by fluctuations of exchange rates.
     Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems, and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt, these hedging transactions may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.
     In 2003, Quebecor Media renegotiated these cross-currency swap agreements to raise the negative fair value floor by $182.0 million, from $100.0 million to $282.0 million. Due to the increase in the negative fair value of certain cross-currency swap agreements in 2003, 2004 and 2005, Quebecor Media had to make prepayments totalling $123.6 million, $197.7 million and $75.9 million, respectively. These prepayments were financed using Quebecor Media’s cash assets and its subsidiaries’ existing credit facilities. As part of the refinancing of its debt on January 17, 2006, Quebecor Media settled these existing cross-currency swap agreements and entered into new hedging contracts under which it is not required to make prepayments in the future.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date or at any time, from an anniversary date of the transaction to maturity, at the then-fair value.
     The fair value of the derivative financial instruments are estimated using period-end market rates and reflect the amount Quebecor Media would receive or pay if the instruments were closed out at those dates. At December 31, 2005, the aggregate fair market value of the derivative financial instruments was negative $585.7 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
     Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars, and, therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by fluctuations in the exchange rate. We have entered into or may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for the portion of our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.

We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations.
     Broadcasting operations in Canada are subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. See “Item 4. Information on the Company—Business Overview — Regulation.”
     Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada.
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
     Changes to the regulations and policies governing broadcast television, specialty services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the “black market” reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the “grey market” reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. The Québec Court of Appeal has recently granted leave to appeal on the constitutional issue.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol. The CRTC has decided that it will regulate only local VoIP services (meaning VoIP services providing subscribers with access to and/or from the Public Switched Telephone Network along with the ability to make and/or receive calls that originate and terminate within an exchange or local calling area as defined in the ILECs’ tariffs) and that the regulatory framework governing competition for local exchanges services should apply to local VoIP services. As a result, local VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, as well as other provisions restricting bundling, contacts with former customers (winback rules) and promotions, whereas local VoIP services provided by competitors of the ILECs (such as us) are not. The CRTC also ruled that cable operators, such as us, are required to fulfill obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis. We believe that our local telephony service plans will not be materially altered by the CRTC’s decision. However, on July 28, 2005, Bell Canada and other ILECs filed a petition with the Federal Cabinet requesting that it overturn that part of the CRTC’s decision that applies economic regulation and prior tariff approval to the ILECs’ VoIP offerings. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. A successful petition could have a material impact on our business ability to compete with the ILECs in the local telephony market. Several ILECs have also filed an appeal with the Federal Court of Appeal challenging the constitutionality of the winback restrictions imposed on ILECs.
     For a more complete description of the regulatory environment affecting our business, see “Item 4. Information on the Company – Business Overview — Regulation.”
The CRTC may not renew our existing broadcast and distribution licenses or grant us new licenses on acceptable terms, or at all.
     Our CRTC broadcasting and distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC may consider the issue of our cross-media ownership at license renewal proceedings, and may also consider the issue in deciding whether to grant new licences to us. The CRTC further has the power to prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist.
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
     The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved most, if not all, of the technical issues that had been delaying third party interconnection. The CRTC has also required us to file new costs study in order to review the rates that will be charged to third-party Internet service providers and to establish the level of mark-up on costs that is appropriate for third party access services and facilities provided by us. Operations by one third-party Internet service provider interconnected to our cable network commenced in the fourth quarter of 2005. Several other providers are in the process of interconnecting. Upon the CRTC’s decision, which is expected in 2006, a new rate for our third-party Internet access service will be implemented.
     Until access through interconnection is provided to third-party Internet service providers to the underlying telecommunications facilities used to provide Internet service, the CRTC requires us and other incumbent cable carriers to allow third-party retail Internet service providers to purchase for the purpose of resale our retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by such cable carriers to their cable customers during a one-month period. We expect some, if not all, of our existing resellers to migrate their customers to our third-party Internet access service.
     The CRTC has also recently directed that large cable carriers, such as us, remove restrictions in their third-party Internet access tariffs in order to allow third-party Internet service providers to provide VoIP telephony services in addition to retail Internet services.
     As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.
We may have to support increasing costs in securing access to support structures needed for our network.
     We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, the CRTC’s jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities has been challenged in the courts. In a recent decision of the Supreme Court of Canada, it was held that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities. As a result, our costs of obtaining access to support structures of hydro-electric companies could be substantially increased. Although we are a party to an agreement for access to the support structures of hydro-electricity utilities in Québec, this agreement expired in December 2005. Negotiations with the hydro-electricity utility in our service areas have begun. However, if the parties are unable to come to an agreement, we may elect to file an application with the Commission municipale du Québec, a provincial administrative tribunal, requesting that it exercise its legislated power to order the sharing of the utilization of a public utility installation on such conditions as it may determine.
We are subject to a variety of environmental laws and regulations.
     We are subject to a variety of environmental laws and regulations. Certain of our operations are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors’ view of us.
     Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have begun the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with fiscal year 2007. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies or are otherwise perfectible, or that we are unable to produce accurate financial statements may adversely affect the price of our outstanding notes.
There is no public market for our notes.
     There is currently no established trading market for our issued and outstanding notes and we do not intend to apply for listing of any of our notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our notes. The liquidity of any market for our notes will depend upon the number of holders of the notes, the interest of securities dealers in making a market in the notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our notes could adversely affect the market price and liquidity of the notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell the notes regardless of our prospects and financial performance.
Our Senior Notes due 2016 may only be transferred in a transaction registered under or exempt from the registration requirements of the Securities Act of 1933, or, in Canada, in a transaction exempt from the applicable securities laws of the provinces or territories of Canada.
     Our Senior Notes due 2016 were offered and sold pursuant to an exemption from registration under the Securities Act of 1933 and applicable state securities laws. Our Senior Notes due 2016 may only be transferred or resold only in a transaction registered under, or exempt from, the Securities Act of 1933 and applicable state securities laws. In addition, our notes (of each series) may not be sold directly or indirectly in Canada except in accordance with applicable securities laws of the provinces or territories of Canada.
We may not be able to finance an offer to purchase our Senior Notes due 2016 following a change of control as required by the indenture governing the notes because we may not have sufficient funds at the time of the change of control or our senior secured credit facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined in the indenture governing our Senior Notes due 2016, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the notes following such change of control or asset sale.
     In addition, under our senior secured credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Similarly, our failure to purchase the notes upon a change of control would, pursuant to the terms of the indentures governing our outstanding notes, constitute an event of default under the indentures. Any such default could in turn constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.
Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under our notes.
     The rights of the trustees, who represent the holders of our notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.
     The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indentures governing our outstanding notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.
U.S. investors in the notes may have difficulties enforcing civil liabilities.
     We are incorporated under the laws of the Province of Québec. Moreover, substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of our outstanding notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

ITEM 4 — INFORMATION ON THE COMPANY
History and Development of Quebecor Media
     Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 954-0101. Our corporate website may be accessed through the URL http://www.Quebecor.com. The information found on our corporate website is, however, not part of this annual report. In respect of our issued and outstanding notes, our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     Quebecor Media Inc. was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun; all the assets of the Canoe network; and all the assets of our Leisure and Entertainment segment. Concurrently with that transfer, we sold our interest in our subsidiary TQS Inc. to Quebecor, which subsequently sold such interest to a private consortium. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001 QCI was liquidated into Quebecor Media.
     In October 2000, we acquired all of the outstanding shares of Groupe Vidéotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Vidéotron included all of the shares of Videotron, a 99.9% voting interest in TVA Group, all of the shares of Le SuperClub Vidéotron ltée and Protectron Inc., a 66.7% voting interest in Videotron Telecom, a 54.0% voting interest in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe Inc., and which we refer to in this report as “Canoe”) and a minority interest in Microcell Telecommunications Inc.
     Since December 31, 2004, we have completed several business acquisitions, combinations, divestiture projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:
•	On December 16, 2005, as part of a refinancing plan, we announced tender offers and consent solicitations pursuant to which we offered to repurchase and retire any and all of our outstanding 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 and sought consents to eliminate substantially all of the restrictive covenants contained in the indentures governing these notes. In these tender offers, we repurchased, on January 17, 2006, US$561.6 million in aggregate principal amount of our Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of our Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). We paid total cash consideration of US$1.3 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. We will recognize a loss on settlement of debt estimated at $206.0 million, net of income tax, including the amount by which the disbursements exceeded the book value of the repurchased notes and the related cross-currency swap agreements, as well as the write-down of deferred financial expenses. We intend to redeem our remaining outstanding Senior Notes due 2011 and Senior Discount Notes due 2011 on July 15, 2006 at the redemption prices specified in the respective indentures governing the notes. See also “Item 5. Operating And Financial Review And Prospects—Subsequent Events” below.

•	On December 12, 2005, we closed our acquisition of Sogides ltée, which we refer to as Sogides, a major Québec-based book publishing and distribution group which owns the publishing houses Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature (which includes L’Hexagone, VLB Éditeur and Typo), and owns the distributor Les Messageries A.D.P., which is a distributor for more than 120 Québec-based and foreign publishing houses. With this acquisition, Quebecor Media offers a more complete selection of books by Québec authors, will be able to promote Québec writers in Europe through the Sogides network on that continent, and becomes the largest Québec-based publisher and distributor of French-language books in the Province of Québec. For the acquisition of Sogides, we paid cash consideration of $24.0 million, and an additional contingent amount of $5.0 million payable upon the satisfaction of specific conditions in 2008.

•	In the year ended December 31, 2005, TVA Group repurchased 3,739,599 of its non-voting Class B Shares for cash consideration of $81.9 million pursuant to a “substantial issuer bid” dated May 19, 2005, and pursuant to TVA Group’s share repurchase and cancellation program, increasing our interest in TVA Group at December 31, 2005 to 45.2% from 39.7% at December 31, 2004.

•	On September 20, 2005, we announced, through Videotron, that we had signed a strategic relationship agreement with a partnership owned by Rogers Wireless Inc., or Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network. Through that relationship, we will be able to offer Québec consumers a quadruple play of television, broadband Internet, VoIP telephony and Videotron-branded mobile wireless services. Videotron will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. We currently intend to launch our mobile wireless offering during the second half of 2006, with services to include international roaming and popular options. We will be responsible for acquiring and billing customers, as well as for providing customer support under our own brand.

•	On September 16, 2005, Videotron issued US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015. The net proceeds from this sale of Videotron’s 6 3/8% Senior Notes were used primarily to refinance the repurchase of all the outstanding Senior Notes issued by our CF Cable TV subsidiary and a portion of the repurchase by Quebecor Media of its Senior Notes and Senior Discount Notes.

•	In August 2005, we announced an investment of more than $110.0 million to relocate and modernize the Journal de Montréal printing plant. The project includes the acquisition of three new printing presses and state-of-the-art shipping and inserting equipment. Construction of the new printing plant in Saint-Janvier-de-Mirabel, north of Montréal, began on September 9, 2005 and should be completed by spring 2007. We also announced the creation of a partnership with our affiliate Quebecor World Inc., or Quebecor World, to operate a new printing press in Islington, in the Greater Toronto area. The project entails a $110.0 million investment. The new facility should make it possible to consolidate some of Quebecor World’s printing operations in Ontario and to strengthen the convergence among our Toronto media properties. This new facility is expected to be fully operational by 2007.

•	On July 19, 2005, we repurchased and retired US$128.2 million in aggregate principal amount of our 11 1/8% Senior Notes due 2011 and US$12.1 million in aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 pursuant to cash tender offers commenced on June 20, 2005. We paid aggregate cash consideration of $215.3 million to purchase these notes, including the redemption premium and the cost of settlement of related cross-currency swap agreements, recognizing a $60.8 million loss on settlement of debt.

•	In January 2005, Videotron launched its telephony services in the Province of Québec, using VoIP technology. Videotron became the first major cable company in Canada to offer consumers residential telephone service over cable. See “— Cable” below.
     In addition, on January 1, 2006, subsequent to the 2005 fiscal year-end, our wholly-owned subsidiary Videotron Telecom was merged with and into Videotron pursuant to an amalgamation under Part IA of the Companies Act (Québec).
Business Overview
     We are one of Canada’s leading media companies, with activities in cable distribution, newspaper publishing, television broadcasting, business and residential telecommunications, book, magazine and video retailing, publishing and distribution, music recording, production and distribution and new media services. Through our operating subsidiaries, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.
     Through our operating subsidiary Videotron, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. Through our operating subsidiary Sun Media, we are the largest newspaper publisher in the Province of Québec, based on paid and unpaid circulation, and we are the second largest newspaper publisher in Canada. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public operating subsidiary TVA Group, of which we own 45.2% of the equity and control 99.9% of the voting power, we are the largest private-sector television broadcaster in Québec in terms of market share, the largest private-sector French-language television broadcaster in North America in terms of market share, and one of the largest private-sector producers of French-language television programming in Québec in terms of number of hours of production and broadcasting of French-language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, books, videos and musical instruments stores in Québec and is the largest producer of French-language music products in Québec and the largest independent distributor of music and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Vidéotron’s chain of video rental stores, which is the largest chain of video stores in Québec. In the new media sector, we have developed, through Canoe and its subsidiaries, two of Canada’s leading English and French-language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, real estate and classifieds. Through our subsidiary Nurun, we provide global and local blue-chip clients with consulting services which include strategic planning and online branding; Web and new media interface design; technical platform implementation (content management, e-commerce, automated publishing solutions); online marketing and customer relationship programs; online media planning and buying; and Web/data analytics.
Strengths
     We believe that our diversified portfolio of media assets provides us with a number of competitive strengths, including the ability to:
•	cross-promote our brands, programs and other content across multiple media platforms;

•	provide advertisers with an integrated solution for local, regional and national multi-platform advertising;

•	offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial telephony services using VoIP technology;

•	deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and the widest range of French-language programming in Canada;

•	leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

•	extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform;

•	leverage our single, highly contiguous network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to rapidly and efficiently launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs;

•	leverage our advanced broadband network, 98% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as analog and digital television, video-on-demand, cable Internet access and VoIP telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our new telephony service and the offering of our other advanced products and services.
Our Strategy
     Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy are to:
•	Introduce new and enhanced products and services. We expect a significant portion of our growth in our Cable segment revenues to be driven by the introduction of new products and services and continuing penetration of products and services such as digital cable services, cable Internet access, VoIP telephony, wireless services, high-definition television, video-on-demand and interactive television. Our objective is also to increase our revenue per subscriber by focusing sales and marketing efforts on the bundling of these value-added products and services.

•	Offer multi-platform media advertising solutions. Our multi-platform media assets enable us to provide advertisers with an integrated advertising solution. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We will focus on further integrating our television, newspaper and magazine publishing, and Internet advertising platforms to enable us to tailor advertising packages to customers’ needs.

•	Cross-promote brands, programs and other content. The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•	Use content across media properties. We are the largest private-sector French-language programming broadcaster, a leading producer of French-language programming, the second largest newspaper publisher, and a leading English- and French- language Internet news and information portal in Canada. Our objective is to further accelerate the distribution of our content across platforms.

•	Leverage geographic clustering. Our subsidiary Videotron holds cable licenses that cover approximately 80% of Québec’s 3 million homes and commercial premises passed by cable. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand support.

•	Maximize customer satisfaction and build customer loyalty. Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services and we will continue our efforts to maximize customer satisfaction and build customer loyalty.
     Through our direct and indirect interests in several businesses, we operate in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals.
Cable
     Through our cable television operations, we are the largest cable operator in the Province of Québec and the third largest cable operator in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access and telephony services. Our cable network covers approximately 80% of Québec’s 3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
     As of December 31, 2005, we had approximately 1.5 million basic customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 62.3%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 98% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2005, we had 474,629 digital cable customers, representing 31.5% of our basic customers and 19.6% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and at December 31, 2005, we had 637,971 cable Internet access customers, representing 42.4% of our basic customers and 26.4% of our total homes passed. We believe that the continued increase in the penetration of our digital television, cable Internet access and telephony services will result in increased average revenue per customer.
     Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a new telephony service using VoIP technology to our residential and commercial customers in selected areas of the Province of Québec (Montréal, South Shore and North Shore of Montréal, Laval and Québec City). As of December 31, 2005, we had 162,979 VoIP telephony customers, representing 10.8% of our basic customers and 6.7% of our total homes passed. In addition, as of December 31, 2005, approximately 64% of all of our cable customers were in areas in which our telephony service was available and we currently expect that this figure will increase to approximately 94% by December 31, 2006.
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
     Through Le SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 276 retail locations (of which 227 are franchised) and more than 1.65 million video club rental members. Le SuperClub Vidéotron’s operations include approximately 80 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment, a nation-wide Canadian franchisor and operator of such stores.
     We own a 100% voting and 100% equity interest in Videotron.
     For the year ended December 31, 2005, our cable operations generated revenues of $1.002 billion and operating income of $382.0 million. For the year ended December 31, 2004, our cable operations generated revenues of $871.6 million and operating income of $341.2 million.

  Cable Television Industry Overview
     Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2004, there were approximately 6.6 million cable television customers in Canada, representing a basic cable penetration rate of 65% of homes passed. For the twelve months ended August 31, 2004, total industry revenue was estimated to be over $4.5 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and are deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2000	2001	2002	2003	2004	CAGR(1)
	(Dollars in billions; homes passed and basic cable customers in millions)
Canada
Industry Revenue	$3.2	$3.4	$3.7	$4.2	$4.5	9.6%
Homes Passed(2)	9.4	9.5	9.7	10.0	10.2	2.0%
Basic Cable Customers	7.0	6.9	6.7	6.6	6.6	-1.2%
Basic Penetration	73.8%	72.0%	69.3%	65.5%	65.0%

	Twelve Months Ended August 31,
	2001		2002		2003		2004		2005		CAGR(3)
	(US$ in billions; homes passed and basic cable customers in millions)
United States
Industry Revenue	US$	43.5	US$	49.4	US$	51.3	US$	57.6	US$	69.5	9.8%
Homes Passed(2)		100.6		102.7		102.9		108.2		110.8	2.0%
Basic Cable Customers		73.0		73.5		73.4		73.6		73.1	0.0%
Basic Penetration		72.6%		71.6%		71.3%		68.0%		66.0%

Source of Canadian data: CRTC. Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)	Compounded annual growth rate from 2000 through 2004.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2001 through 2005.
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
     A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2004, Québec is home to approximately 24% of Canada’s population and approximately 22.1% of its basic cable customers. Basic cable penetration in Québec, which was approximately 54.7% as of August 31, 2004, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty programming not available over-the-air contributed to a slight cable penetration level increase in the 1990s.
     Expansion of Digital Distribution and Programming
     In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology, which allows for a large number of programming channels and advanced services to be offered.

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
     Many programming services have announced their intention to convert to high-definition format. We believe that the availability of HDTV programming will increase significantly in the coming years and will result in a higher penetration level of digital distribution.
     In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 300 channels, including 130 English-language channels, 64 French-language channels, 18 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
     Our strategy, in the coming years, will be to try to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an import factor in our success to maintain the attractiveness of our services to customers.
  Products and Services
     We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming, selected interactive television services and telephony services. We continue to focus on our cable Internet access, digital television and telephony services, which are increasingly desired by customers. With our advanced broadband network, we are increasing the penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.
     In January 2005, we launched our VoIP telephony service in Québec, an initiative that leverages Videotron’s customer base with Videotron Telecom’s telecommunication network and expertise. Videotron Telecom was merged with and into Videotron on January 1, 2006, thereby combining its operations with those of Videotron. Combining Videotron Telecom’s telecommunication network and expertise with Videotron’s commercial customer base should enable us to offer additional bundled services to our customers, and our objective is that this reorganization will result in new business opportunities. This reorganization is a continuation of Videotron’s collaboration with Videotron Telecom in, among other things, the VoIP telephony project and fiber network development, and it reflects our corporate strategy to improve our operating efficiency.
     For the year ended December 31, 2005, Videotron Telecom generated revenues of $102.1 million (including $23.7 million of revenues from Videotron and its subsidiaries and $20.3 million of revenues from Quebecor World, which is also a subsidiary of Quebecor). Approximately 49% of Videotron Telecom’s revenue in 2005 came from services provided to Quebecor and its subsidiaries, including Quebecor Media and Videotron.
     Traditional Cable Television Services
     Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 53 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.

     Our analog cable television service offerings include the following:
•	Basic Service. All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local or regional community programming. Our basic service customers generally receive 29 channels on basic cable.

•	Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 24 channels, includes a package of French-language and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax,” this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.
     Advanced Products and Services
     Cable’s high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services including cable Internet access, digital television, VoIP telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds up to 290 times the speed of a conventional telephone modem. As of December 31, 2005, we had over 637,971 cable Internet access customers, representing 42.4% of our basic customers and 26.4% of our total homes passed. In addition, as of December 31, 2005, we had 18,034 dial-up Internet access customers. Based on internal estimates, we are the largest provider of cable Internet access services in the areas we serve with an estimated market share of 51% as of December 31, 2005.

•	Digital Television. As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico brand. In addition to providing high quality sound and image quality, illico Digital TV offers our customers significant programming flexibility. Our basic digital package includes 24 television channels, 45 audio services providing CD quality music, 18 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as “Self-Service”, offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices among many specialty channels. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase video-on-demand services. As of December 31, 2005, we had 474,629 customers for our digital television service, representing 31.5% of our basic customers and 19.6% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2005, approximately 92% of our digital television customers have purchased and 8% lease our digital set-top boxes.

•	VoIP. In January 2005, we launched our new telephony service using VoIP technology in selected areas of the Province of Québec (Montréal, South Shore and North Shore of Montréal, Laval and Québec City), and since then progressively among our other residential and commercial customers in the Province of Québec. Our new telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. In the future, VoIP will allow us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. As of December 31, 2005, we had 162,979 customers of our VoIP telephony service.

•	Interactive Services. In September 2001, we also launched digital interactive services under the illico Interactive brand. These services, which combine our digital television and Internet access services, enable customers equipped with wireless keyboards to access the Internet and send and receive e-mail. In the near future, we intend to provide additional functionality including e-commerce. We believe interactive services will be increasingly desired by customers, and we intend to continue to develop and deploy advanced products and services to add greater functionality to our interactive services offering.

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 98% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

•	Other New Business Initiatives. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services. On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, that will enable us to offer Québec consumers a quadruple play of television, broadband Internet, VoIP telephony and Videotron-branded mobile wireless services. We will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. We currently intend to launch our mobile wireless offering during the second half of 2006, with services to include international roaming and popular options. We will be responsible for acquiring and billing customers, as well as for providing customer support under our own brand.

     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	At December 31,
	2001	2002	2003	2004	2005
Basic analog cable
Homes passed(1)	2,330,648	2,329,023	2,351,344	2,383,443	2,419,335
Basic customers(2)	1,510,408	1,431,060	1,424,144	1,452,554	1,506,113
Penetration(3)	64.8%	61.4%	60.6%	60.9%	62.3%
Digital cable
Digital customers	114,634	171,625	240,863	333,664	474,629
Penetration(4)	7.6%	12.0%	16.9%	23.0%	31.5%
Number of digital terminals	121,210	182,010	257,350	362,053	537,364
Dial-up Internet access
Dial-up customers	55,427	43,627	28,821	23,973	18,034
Cable Internet access
Cable modem customers	228,759	305,054	406,277	502,630	637,971
Penetration(3)	9.8%	13.1%	17.3%	21.1%	26.4%
Telephony Services
VoIP customers	—	—	—	2,135	162,979
Penetration(3)	—	—	—	0.1%	6.7%

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode. The number of basic customers for the years 2000-2003 inclusive, were restated in order to permit such numbers to be compared to the 2004 number of basic customers.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.
     In the year ended December 31, 2005, our cable operations recorded a net increase of 53,559 basic customers. During the same period, we also recorded net additions of: 135,341 customers of our cable Internet access service; 140,965 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 160,844 customers of our VoIP telephony services.
     Business Telecommunications Services
     We integrated Videotron Telecom’s operations within Videotron’s operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006. Videotron Telecom is a provider of a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized business, ISPs, application service providers (“ASP”), broadcasters and carriers. Combining Videotron Telecom’s telecommunication network and expertise with Videotron’s commercial customer base should enable us to offer additional bundled services to our customers, and our objective is that this reorganization will result in new business opportunities.
     Video Stores
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 276 retail locations (of which 227 are franchised) and more than 1.65 million video club rental members. Le SuperClub Vidéotron’s operations include approximately 80 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment, a nation-wide Canadian franchisor and operator of such stores. With approximately 150 retail locations located in our markets, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access and digital television.
  Pricing of Our Products and Services
     Our Cable segment revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2005, the average monthly fees for basic and extended basic cable were $22.53 and $36.22, respectively, and the average monthly fees for basic digital cable and extended basic digital cable were $12.03 and $39.98, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.
     The CRTC only regulates rates in certain circumstances. Fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set-top boxes are priced by us on a discretionary basis and are not regulated by the CRTC.
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range(1)
Basic analog cable	$15.07 – $28.19
Extended basic analog cable	$26.81 – $40.50
Basic digital cable	$12.98 – $14.98
Extended basic digital cable	$25.98 – $73.98
Pay-television	$6.00 – $19.95
Pay-per-view (per movie or event)	$3.99 – $79.95
Video-on-demand (per movie or event)	$0.99 – $24.95
Dial-up Internet access	$9.95 – $19.95
Cable Internet access	$26.95 – $74.90
VoIP Telephony	$15.95 – $22.95

(1)	These rates reflect price increases, effective March 1, 2006, of $0.60 on basic analog cable and extended basic analog cable, $1.00 on basic digital cable, between $1.00 and $3.00 on extended digital cable and $1.00 on cable internet access and VoIP telephone.
   Our Network Technology
     As of December 31, 2005, our cable systems consisted of approximately 9,400 km of fiber optic cable and 29,500 km of coaxial cable, passing approximately 2.4 million homes and serving approximately 1.62 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed.
     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	450 MHz and Under	480 MHz to 625 MHz	750 MHz to 860 MHz	Two-Way Capability
December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%

     Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. This connection is provided by Videotron’s inter-city fiber network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes.
     We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.
     Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we have in place a modernization plan to upgrade our networks in Québec City and in the Central Region of Québec from a bandwidth of 480 Mhz to 750 Mhz or greater. We currently expect to complete these projects by the end of the first half of 2007, which will bring approximately 95% of our network in Québec to an upgraded bandwidth of 750 Mhz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our new VoIP telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial investments in our network in the coming years.
     Videotron Telecom’s network was integrated into Videotron’s assets pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006. Videotron Telecom’s regional network has over 9,000 km of fiber optic cable in Quebec and 2,000 km of fibre optic cable in Ontario and reaches more than 80% of the businesses located in the major metropolitan areas of each of Quebec and Ontario. Videotron Telecom’s extensive network supports direct connectivity with networks in Ontario, eastern Quebec, the Maritimes and the United States.

   Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:
•	continue to rapidly introduce and deploy advanced products and services such as cable Internet access, digital television and VoIP telephony;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of SuperClub Videotron, Archambault Group and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during television programs such as Star Académie, Occupation Double and other reality shows popular in Québec) in order to distribute our cable, data transmission and telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases ARPU and improves customer retention; and

•	leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.
     We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.
     Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems. We currently have five operational call centers and we are implementing various initiatives to improve customer service and satisfaction. For example, all of our customer service representatives and technical support staff are trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. We have also implemented Web-based customer service capabilities. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

   Programming
     We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to and retain our cable services. We devote significant resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.
     Videotron’s programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Videotron’s overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming and inflationary or negotiated annual increases.
   Competition
     Videotron operates in a competitive business environment in the areas of price, product and service offerings and service reliability. Videotron competes with other providers of television signals and other sources of home entertainment. In addition, as Videotron expands into additional services such as interactive and telephony services, Videotron may face additional competition. Videotron’s principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution, ILECs and wireless distribution. Videotron also faces competition from illegal providers of cable television services and illegal access both to foreign DBS (also called grey market piracy) as well as signed theft of DBS that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the-air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theaters and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are expected to be performed in the first half of 2006. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. There is currently a cable operator offering analog television distribution and providing cable Internet access service serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our new VoIP telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and cellular telephone service providers.

•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.
Newspapers
     Through our newspaper publishing operations, we are the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media is also the second largest newspaper publisher in Canada, with a 21.0% market share in terms of weekly paid circulation as of March 31, 2005, according to statistics published by the Canadian Newspaper Association. We publish 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. Each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media also publishes 189 weekly newspapers, weekly shopping guides and agriculture and other specialty publications, including three free daily commuter publications, 24 Hours in Toronto and Vancouver 24 Hours in Vancouver, and 24 Heures in Montréal. Sun Media publishes the second and third largest non-national dailies in Canada, based on weekly paid circulation as of September 30, 2005: Le Journal de Montréal, with a paid circulation of 1.9 million copies according to the Audit Bureau of Circulation, and The Toronto Sun, with a paid circulation of 1.5 million copies according to the Audit Bureau of Circulation. The combined weekly paid circulation of our daily newspapers is, as of December 31, 2005, approximately 6.6 million copies according to internal statistics.
     We also provide a range of distribution services through Sun Media’s Messageries Dynamiques and Dynamic Press Group.
     Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distributes newspapers and magazines for other publishers across Canada.
     As of the date of this annual report, we own a 100% voting and a 100% equity interest in Sun Media.
     For the year ended December 31, 2005, our newspaper operations generated revenues of $915.6 million and operating income of $222.2 million. For this same period, Sun Media derived 70.7% of its revenues from advertising, 17.9% from circulation, and 11.4% from distribution, commercial printing and other revenues. For the year ended December 31, 2004, our newspaper operations generated revenues of $888.1 million and operating income of $227.8 million. For this same period, Sun Media derived 69.7% of its revenues from advertising, 19.2% from circulation, and 11.1% from distribution, commercial printing, distribution and other revenues.
   Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12.8 million copies. According to the Canadian Newspaper Association’s circulation data for the six months ended March 31, 2005, our 21.0% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 28.4% market share, and followed by Torstar Corporation (13.9%), Power Corporation (9.8%), Bell Globemedia (6.3%), and Osprey Media (5.9%).
     The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.
     According to the Canadian Newspaper Association, there are approximately 100 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 100 paid circulation daily newspapers, 26 have average weekday circulation in excess of 50,000 copies. These include 20 English-language metropolitan newspapers, four French-language daily newspapers and two national daily newspapers.
     In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising.
     Newspaper publishers derive revenue primarily from the sale of local, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years. According to industry sources, in 2004, the total Canadian daily newspaper industry revenue was $3.4 billion, with 78% derived from advertising and the remaining 22% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.6 billion in 2004, which represented approximately 22.0% of total Canadian advertising spending according to the Television Bureau of Canada. From 1995 to 2004, advertising revenues for daily newspapers increased at an average annual rate of 4.2%.

  Advertising and Circulation
     Total Canadian advertising revenue in all media sectors was $12.0 billion in 2004. Newspapers are one of the largest media segments in Canada and represent an important advertising medium, as they reach a broadly based and demographically attractive audience. In 2004, over the course of an average week, 79% of adults over the age of 18 read a daily newspaper.
     Advertising revenues are cyclical and are generally affected by changes in national and regional economic conditions. Local advertisers, such as retail stores, employment advertisers and auto dealers, rely most heavily upon newspapers, directories and radio to reach their local audiences with specific promotional and service offerings. Local classified advertising primarily relies upon newspapers, and, more recently, internet websites to reach their local markets with specific requirements. Generally, local advertising is less dependent on the economy than national advertising, and is therefore more stable. Local and classified advertising represented approximately 77% of daily newspaper advertising revenue in 2004.
     Advertising revenue is Sun Media’s largest source of revenue and represented 70.7% of Sun Media’s total revenues in 2005. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Sun Media’s strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Sun Media’s newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.
     Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (47% in the year ended December 31, 2005) followed by retail advertising (34% in the same period) and national advertising (16% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 45% of all of Sun Media’s classified advertising in terms of revenue for the year ended December 31, 2005. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Sun Media’s national advertisers are principally in the retail automotive sector.
     In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe that our newspaper advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2005, Sun Media’s top ten national advertisers accounted for approximately 5% of Sun Media’s total advertising revenue and approximately 4% of Sun Media’s total revenue. In addition, because Sun Media sells advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are Sun Media’s second-largest source of revenue and represented 17.9% of Sun Media’s total revenues in 2005. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.
     The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.
  Newspaper Operations
     We operate our newspaper businesses in urban and community markets through two groups:
•	the Urban Daily Group; and

•	the Community Newspaper Group.
     A majority of our newspapers in the Community Newspaper Group are clustered around its eight paid urban dailies in the Urban Daily Group. We have strategically established our community newspapers near regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.
     In August 2005, we approved a plan to invest in a new printing facility to be operated by an entity co-owned by us and our affiliate Quebecor World, which is also a subsidiary of Quebecor. The new printing facility will be located in Toronto, Ontario in a building owned by Quebecor World. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. The new facility should make it possible to consolidate some of Quebecor World’s printing operations in Ontario and to strengthen the convergence among our Toronto media properties. In addition, in August 2005, we approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. Each of these projects is expected to be completed in 2007. Management has not yet finalized its analysis of the impact of these two projects on work force reduction costs or adopted a plan in this regard.
     The Urban Daily Group
     On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.3 million copies, as of December 31, 2005. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® 2004 Study.
     Our Urban Daily Group is comprised of eight paid daily newspapers, three free daily commuter publications, and three free weekly publications. With the exception of the broadsheet The London Free Press, the paid daily newspapers are tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes two distribution businesses, Messageries Dynamiques and Dynamic Press Group.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2004 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.
     The following chart lists Sun Media’s paid daily newspapers and their respective readership in 2004 as well as their market position by paid circulation during that period:

	2004 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	Paid Circulation(1)
Le Journal de Montréal	694,900	424,600	642,000	1
Le Journal de Québec	224,700	137,700	204,300	1
The Toronto Sun	628,400	900,000	795,400	2
The London Free Press	176,700	108,000	164,000	1
The Ottawa Sun	98,300	104,200	128,000	2
The Winnipeg Sun	107,500	99,000	126,500	2
The Edmonton Sun	146,400	187,400	193,800	2
The Calgary Sun	150,000	176,400	185,300	2

Total Average Readership	2,226,900	2,137,300	2,439,300

(1)	Based on paid circulation data published by the Audit Bureau of Circulations in September 2005 with respect to non-national newspapers in each market.
Le Journal de Montréal. Le Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, which specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national Canadian dailies and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse and The Gazette, according to Audit Bureau of Circulation data as of September 30, 2005.
     The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Le Journal de Montréal
Saturday	314,600	312,500	308,000
Sunday	263,500	262,400	259,800
Monday to Friday	269,600	267,000	268,200

Source: Internal Statistics.
Le Journal de Québec. Le Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to Audit Bureau of Circulations data as of September 30, 2005.
     The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Le Journal de Québec
Saturday	124,300	124,100	123,400
Sunday	101,500	101,600	101,400
Monday to Friday	99,400	100,500	99,700

Source: Internal Statistics.

The Toronto Sun. The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations.
     The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada’s largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications, and niche publications relating to, for example, entertainment and television.
     The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Toronto Sun
Saturday	170,000	158,900	148,000
Sunday	357,000	339,700	326,500
Monday to Friday	200,200	192,600	183,600

Source: Internal Statistics.
The London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.
     The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The London Free Press
Saturday	111,900	108,300	104,400
Sunday	66,300	66,300	64,600
Monday to Friday	92,800	90,700	87,600

Source: Internal Statistics.
     The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,000, according to internal statistics, as at December 31, 2005.
The Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.
     The following chart reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Ottawa Sun
Saturday	44,700	44,200	44,800
Sunday	52,500	51,600	51,000
Monday to Friday	49,300	49,100	51,200

Source: Internal Statistics.

     The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 180,000, according to internal statistics, as at December 31, 2005.
The Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.
     The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Winnipeg Sun
Saturday	42,800	41,200	40,500
Sunday	55,200	52,700	49,100
Monday to Friday	44,000	42,100	40,600

Source: Internal Statistics.
The Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton’s broadsheet daily, The Edmonton Journal.
     The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Edmonton Sun
Saturday	69,300	66,200	68,100
Sunday	98,700	95,400	94,900
Monday to Friday	69,800	68,900	70,000

Source: Internal Statistics.
The Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary’s broadsheet daily, The Calgary Herald.
     The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Calgary Sun
Saturday	63,700	62,800	62,500
Sunday	95,400	94,400	91,500
Monday to Friday	64,400	64,200	62,300

Source: Internal Statistics.
24 Heures. In October 2003, Sun Media re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. The new publication is a free glossy daily newspaper with an average weekday circulation of 136,700 copies, according to internal statistics as at December 31, 2005.

24 Hours. In November 2003, Sun Media launched a new commuter paper in Toronto, 24 Hours, a free daily glossy newspaper with an average weekday circulation at December 31, 2005 of 249,900 copies, according to internal statistics. In December 2004, Sun Media launched Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 45,000 copies, according to internal statistics, to complement 24 Hours in Toronto. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area.
Vancouver 24 Hours. In March 2005, Sun Media, in partnership with The Jim Pattison Group, launched Vancouver 24 Hours, a free daily glossy newspaper in Vancouver and by December 2005, average weekday circulation of Vancouver 24 Hours was 128,600, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
          Competition
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
     Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec’s two main urban markets, Montréal and Québec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with two other major dailies and also with the two free dailies, one of which is owned by Sun Media.
     The London Free Press is one of Canada’s oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.
     The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also three free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and two others. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.
     Each of Sun Media’s dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.
      The Community Newspaper Group
     In total, the Community Newspaper Group consists of nine paid daily community newspapers, 164 community weekly newspapers and shopping guides, and 19 agriculture and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.
     The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2005 was approximately 2.9 million free copies and approximately 628,000 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group for the year ended December 31, 2005:

		Average Daily
Newspaper	Location	Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	11,800
Stratford Beacon Herald	Stratford, Ontario	10,700
The Daily Herald Tribune	Grande Prairie, Alberta	8,500
Simcoe Reformer	Simcoe, Ontario	7,500

		Average Daily
Newspaper	Location	Paid Circulation
St. Thomas Time-Journal	St. Thomas, Ontario	7,000
Woodstock Sentinel-Review	Woodstock, Ontario	6,800
Fort McMurray Today	Fort McMurray, Alberta	4,000
The Daily Miner & News	Kenora, Ontario	3,100
The Daily Graphic	Portage La Prairie, Manitoba	2,700

Total Average Daily Paid Circulation		62,100

Source: Internal Statistics.
     The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Québec	52
Ontario	50
Alberta	43
Manitoba	12
Saskatchewan	6
New Brunswick	1

Total Publications	164

     Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. These newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.
          Competition
     Several of the Community Newspaper Group’s publications maintain the number one position in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group’s publications have been a consistent source of cash flow, derived primarily from advertising revenue.
  Other Operations
     Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 25 web press and 10 sheet fed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 14 printing facilities for the daily publications, and 15 other printing facilities operated by the Community Newspaper Group in five provinces.
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
     The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,350 retail outlets through its operations in Québec. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more than 400 outlets in Québec.
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
     Television Station
     On December 2, 2004, Sun Media acquired 25% of the outstanding shares of Toronto 1, a television station in Toronto, Canada. Following the acquisition, we changed the name of the television station to SUN TV. In addition to cash, this transaction involved the sale of its 29.9% interest in CablePulse24, which we refer to as CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. Our subsidiary TVA Group acquired the other 75% of SUN TV. Sun Media management is working closely with SUN TV to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest market place.
  Seasonality and Cyclicality
     Canadian newspaper publishing company operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically the strongest quarters for our Newspapers segment, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been the weakest quarter for our Newspapers segment.
     Our newspaper business is cyclical in nature. The operating results of our newspaper business are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Similarly, a substantial portion of our newspaper advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice.
  Raw Materials
     Newsprint is the second-largest expense in our Newspapers segment, after salaries, and represents our largest raw material expense. Newsprint expense represented 15.0% of Sun Media’s total operating expenses, excluding depreciation and amortization, for the year ended December 31, 2005. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, managing waste, technology improvements, web width reduction, inventory management and controlling the mix of editorial versus advertising content.
     In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, Sun Media entered into a long-term newsprint supply agreement with a newsprint producer for the supply of substantially all of Sun Media’s newsprint purchases. This agreement expired on December 31, 2005, although the supplier has continued to supply newsprint to us while we negotiate the extension of this agreement through December 31, 2006. This supply agreement had enabled us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of our newsprint requirements.

     Aside from newsprint, the only other significant raw materials requirements of our Newspapers segment are ink and press plates, which together accounted for approximately 1.3% of the total operating expenses, excluding depreciation and amortization, of our newspaper publishing operations in the year ended December 31, 2005.
Broadcasting
     We are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the Bureau of Broadcast Measurement (BBM) People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 28% market share of French-speaking viewers in the Province of Québec in 2005 and according to the Canadian TVB Report for the same period, we estimate that our share of the Québec’s French-language broadcast television advertising market was 43% in 2005. In 2005, we aired 9 of the ten most popular TV programs in the Province of Québec, including Star Académie 2005, Gala Metrostar, Les Olivier and Le Négociateur. In 2005, we had 27 of the top 30 French-language television shows during prime time according to BBM People Meter data. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada.
     Through various subsidiaries, we control or participate in the following ten programming services: LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico sur Demande, a multilingual video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada’s Political Channel, a national bilingual public affairs programming service, Canal TVAchats, a French-language infomercial and tele-shopping channel, Argent (LCN-Affaires), an economic, business and personal finance news service, Mystery TV, a national English-language Category One specialty television service devoted to mystery and suspense programming, Mystère, a national French-language Category One specialty television service devoted to mystery and suspense programming, and MenTV, a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle. The CRTC allows “analog specialty services” to be distributed both via conventional analog cable and digital distribution, whereas Category One and Category Two digital specialty services may be distributed through digital only distribution.
     On December 2, 2004, TVA Group acquired 75% of the outstanding shares of Toronto One (CKXT-TV), now named SUN TV, a television station in Toronto, Ontario for $32.4 million in cash. Sun Media acquired the other 25% of SUN TV for $2.8 million in cash and Sun Media’s 29.9% interest in CP24, a 24-hour local news channel in Toronto. This television station was launched by Craig Media Inc. on September 19, 2003 under the first English-language conventional television license granted for Toronto in almost 30 years. The license was granted on April 8, 2002 with an expiration date of August 31, 2008. SUN TV’s signal is broadcast from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, SUN TV is currently distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available on satellite across Canada on ExpressVu and Star Choice.
     As at December 31, 2005, we own 45.2% of the equity and control 99.9% of the voting power in TVA Group.
     For the year ended December 31, 2005, our television operations generated revenues of $401.4 million and operating income of $53.0 million. For the twelve-month period ended December 31, 2004, our television operations generated revenues of $358.0 million and operating income of $80.5 million.
  Canadian Television Industry Overview
     Canada has a well-developed television market that provides viewers with a range of viewing alternatives.
     There are four French-language broadcast networks in the Province of Québec: Société Radio-Canada, Réseau TQS, Télé-Québec and TVA Group. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network and CTV are privately held commercial networks. CBC and Société Radio-Canada are government-owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Québec also have access to U.S. networks, either directly over the air or via broadcast distributors.
     Drama and comedy programming are the most popular genres with French-speaking viewers, followed by news and other information programming. Viewing trends by French-speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs. According to the most recent available Bureau of Broadcast Measurement and CRTC data, French-language Canadian programs accounted for approximately 67% of the total viewing of French-language programs in Canada in 2003-2004.
     The following table sets forth the relative audience share of French-language viewers in the Province of Québec in 2005:

Share of Province of Québec
Network	Television Audience
TVA Group	28.1%
Société Radio-Canada	15.0%
Réseau TQS	12.8%
Télé-Québec	3.9%
Various French-language specialty cable channels	32.1%
Others	8.1%

Source: BBM People Meter January 1, 2005 through December 31, 2005 (audimetry data).
     Transition of Over-the-air Television Broadcasting from Analog to Digital
     On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will be voluntary, market-driven and without mandated deadlines. Licensees who wish to use digital television facilities to provide programming consisting essentially of a simulcast of their existing analog services will qualify for licensing. The CRTC will give fast track consideration to applications by existing over-the-air broadcasters. Should an existing broadcaster fail to apply for a transitional digital television license within a reasonable period, or otherwise demonstrate that it is not prepared to move to digital broadcasting on a timely basis, the CRTC may consider applications by prospective new entrants predicated on the Department of Industry’s spectrum allotment. Both TVA Group and Sun Media hold a license for digital television broadcasting. The TVA French-language stations are currently converting their operating facilities to digital technology. Sun TV is currently broadcasting in digital.
  Television Broadcasting
     French-language Market
     Our French-language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French-speaking population in Canada.
     Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi-Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number one market share in each of our ten Québec markets.
     English-language Market
     We own, through TVA Group and Sun Media, the English-language television station SUN TV (CKXT-TV). SUN TV broadcasts in the Greater Toronto area, Canada’s largest market, as well as in Hamilton, Ontario. SUN TV’s broadcast schedule includes a mixture of original local programming designed to reflect the diverse lifestyle, culture and sports interests of the Toronto-Hamilton market. The schedule also addresses the many tastes and preferences of its market with an appealing variety of well known acquired American programming such as “60 Minutes” along with a blend of situation comedies, talk shows, and primetime movies. SUN TV’s signal is transmitted from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, SUN TV is distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available across Canada by satellite.
     Advertising Sales and Revenue
     We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2005, we derived approximately 70% of our advertising revenues from national advertisers and 30% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Québec’s French-language broadcast television advertising market was 43% in 2005.
     Programming
     We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.
     A majority of our programming is produced by our wholly-owned subsidiary, JPL Production Inc. Through JPL Production Inc., we produced approximately 1,540 hours of original programming, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows, from September 2004 to August 2005.
     The remainder of our programming is comprised of foreign and Canadian independently-produced programming.
          Specialty Broadcasting
     Through various subsidiaries, Quebecor Media controls or participates in ten programming services other than television over the air, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA(1) 99.9%
• Canal Évasion	French	TVA 8.3%
• CPAC	French and English	V(2) 21.7%
Category One Digital Specialty Services:
• MenTV	English	TVA 51.0%
• Mystery (13th Street)	English	TVA 50.0%
• Mystère (13e rue)	French	TVA 99.9%
• Argent (LCN — Affaires)	French	TVA 99.9%
Pay Per View Services (terrestrial & direct broadcasting satellite):
• Canal Indigo	French	TVA 20.0%
Video-on Demand Services:
• illico sur Demande	French and English	AG(3) 100%
Exempted Programming Service:
• Canal TVAchats	French	TVA(1) 99.9%

(1)	TVA Group (“TVA”) controls the programming services. Quebecor Media controls TVA Group.

(2)	Videotron (“V”) controls the programming services. Quebecor Media controls Videotron.

(3)	Archambault Group (“AG”) controls the programming services. Quebecor Media controls the Archambault Group.
          Le Canal Nouvelles LCN
     Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air on September 8, 1997 and had 1.725 million customers as of August 31, 2005. LCN’s revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.
          Argent
     Argent broadcasts economic, business and personal finance news. This channel benefits from the expertise and knowledge of TVA Group’s news team, as well as TVA Group’s presence in every Québec region. Argent is developing a unique niche by offering a business-focused product that has never before been offered in Québec’s television market. Argent is providing an essential service in Québec’s economy by promoting businesses of all sizes and explaining and commenting on the business and financial news that will impact Québec’s economic future. Argent began broadcasting in February 2005.
          Canal Évasion
     Canal Évasion is a national French-language television specialty service that is dedicated exclusively to tourism, adventure and travel. Canal Évasion began broadcasting in January 2000.
          MenTV
     MenTV is a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle with programming related to the luxury market, the gourmet market, men’s beauty and fitness, the book and music market, outdoor adventures and leisure sports. MenTV began broadcasting in September 2001.
          Mystery TV
     Mystery TV (formerly called 13th Street) is a national English-language Category One specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre-specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries. Mystery TV began broadcasting in September 2001.
          Mystère
     Mystère (formerly called 13ieme rue) is a national French-language Category One specialty television service devoted to mystery and suspense programming. This programming service is a French-language equivalent of “Mystery TV.” However, it also offers reruns of well known indigenous Québec series. Mystère began broadcasting in October 2004.
          Canal Indigo
     Canal Indigo is a pay-per-view television service that offers mainly blockbuster feature films which have been exhibited in theatres as well as Canadian-based events targeting the French-language market. Canal Indigo began broadcasting in August 1996.

          Canal TVAchats; Home Shopping Service; Infomercials
     TVA Group also owns 100% of Home Shopping Service Canada (now known as TVAchats Inc.), a programming service that the CRTC has exempted from licensing requirements. Through TVAchats Inc., we also operate La Boutique TVA, a daily one-hour home tele-shopping service broadcast on the TVA Network, as well as Canal TVAchats, a 24-hour infomercial and tele-shopping channel.
          Canadian Public Affairs Channel (CPAC)
     Through a consortium of cable operators, Quebecor Media has a 21.7% equity interest in the Canadian Public Affairs Channel (CPAC), a national bilingual public affairs programming service showing House of Commons debates and consisting exclusively of long-form programming focusing on local, regional, national and international civic affairs.
          Authorized Digital Specialty Services
     Broadcasting Decision CRTC 2005-520 of October 21, 2005 approved a national, French-language Category Two specialty programming undertaking to be known as Humour. The service will be devoted to humour and comedy.
     Broadcasting CRTC Decision 2005-521 of October 21, 2005 approved a national, French-language Category Two specialty programming undertaking to be known as Télé-Services. The service will be devoted to manual labour, such as construction, renovation, repairs, gardening, landscaping, decorating, interior design, mechanics and hobbies.
     Broadcasting Decision CRTC 2005-527 of October 21, 2005 approved a national, French-language Category Two specialty programming undertaking to be known as Nostalgie. The service would consist of movie and television classics.
     Broadcasting CRTC Decision 2005-528 of October 21, 2005 approved a national, French-language Category Two specialty service called Star Système. The service consists of programs relating to the entertainment industry, television, movies, fashion and arts news.
     TVA Group owns 100% of each of these speciality programming service projects.
          Application for National Pay Television Services
     Archambault Group has applied to obtain two national programming licences in order to operate an English - and a French-language pay television service. The incumbent pay television licensees opposed our applications as well as those from other applicants at a public hearing held on October 24, 2005. These licences could contribute to the amortization of programming costs over an additional exhibition window. A CRTC decision is expected in the first half of 2006.
  Magazine Publishing
     In connection with the acquisition of Groupe Videotron, we also acquired TVA Publishing, a subsidiary of TVA Group that was formed when TVA Group acquired Trustar Limited in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women’s magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Rénovation-Bricolage, Clin d’oeil, Filles d’aujourd’hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publishing. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. TVA Publishing, which now includes all of the operations of Publicor, represents approximately 74% of newsstand sales of French-language magazines in Québec and owns and operates 42 weekly and monthly publications. TVA Publishing is the leading magazine publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.

Leisure and Entertainment
     Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the zik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), and music recording (through Musicor, a division of Archambault Group) as well as book publishing in the academic, literary and general literature categories, and book distribution. The acquisition of the Sogides group, one of the largest book publishing and distribution groups in Québec, adds significantly to our book publishing and distribution assets.
     For the year ended December 31, 2005, the revenues of the Leisure and Entertainment segment totalled $255.4 million and operating income totalled $27.0 million. For the twelve-month period ended December 31, 2004, our Leisure and Entertainment segment generated revenues of $241.7 million and operating income of $22.7 million.
  Cultural Products Production, Distribution and Retailing
     Archambault Group is one of the largest chains of music and book stores in Québec with 19 retail locations, consisting of 15 Archambault megastores, three Camelot-Info stores and one Paragraphe bookstore. Archambault Group is also a computer books and software retailer, through Camelot-Info. Archambault Group’s products are also distributed through its websites archambault.ca, camelot.ca and paragraphbooks.com. In January 2004, Archambault Group launched a new music downloading service, known as zik.ca, with per-track fees.
     Archambault Group, through Select, is also the largest independent music distributor in Canada. Select has a catalogue of over of 6,000 different CDs, 900 DVDs and 1,400 videocassettes, a large number of which are from French-speaking artists. Archambault Group is a wholesaler serving approximately 1,475 locations in Québec through its Trans-Canada division. In 2005, Musicor, the music recording division of Archambault Group, sold more than 478,000 CDs, including approximately 221,500 of the Star Académie 2005 compilation.
     In November 2004, Archambault Group launched Groupe Archambault France S.A.S., a new producer, publisher and distributor of cultural content (music and videos) in Europe. At the same time, Archambault Group announced a partnership agreement with Warner Music France for the distribution of Groupe Archambault France’s catalogue in Europe.
  Book Publishing and Distribution
     Through Éditions Quebecor Média (which is comprised of seven publishing houses, including Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar) and CEC Publishing, we are involved in French-language book publishing and we form one of Québec’s largest book publishing groups. In 2005, we published, reissued and reprinted a total of 803 titles and sold 3,274,000 copies.
     Through Québec-Livres, our book distribution division, we operate one of the largest book distributors in Québec and represent several Québec-based publishers. We distribute French-language books to approximately 1,400 retail outlets in Canada.
     In December 2005, Quebecor Media completed the acquisition of the Sogides group, one of the largest publishing and distribution groups in Québec, which owns the publishing houses Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature (which itself includes the publishing houses L’Hexagone, VLB Éditeur and Typo), and the distributor Les Messageries A.D.P., which is a distributor for more than 120 Québec-based and foreign publishing houses. With this acquisition, Quebecor Media offers a more complete selection of books by Québec authors, will be able to promote Québec writers in Europe through the Sogides network on that continent and becomes the largest Québec-based publisher and distributor of French-language books in Québec.

  Video-On-Demand Services
     Archambault Group owns a video-on-demand service licensed by the CRTC. Videotron and Archambault Group have established both an affiliation agreement, pursuant to which Videotron is granted the non-exclusive right to offer Archambault Group’s video-on-demand services to customers of Videotron, and a video-on-demand services agreement, pursuant to which Videotron provides administrative services to Archambault Group. See also “— Cable” above.
  Ownership
     We own 100% of the issued and outstanding capital stock of Archambault Group, Éditions Quebecor Média and Sogides.
Business Telecommunications
     Videotron is a provider of a full range of business telecommunications services, including local switch dial tone service, long distance, high speed data transmission, Internet connectivity and Internet hosting, to customers that include businesses and governmental end users and other telecommunications service providers in Canada. Videotron’s regional network has over 9,000 km of fibre optic cable in Québec and 2,000 km of fibre optic cable in Ontario and reaches most large and medium sized users of telecom services in the metropolitan areas of Québec and Ontario. Videotron’s extensive network supports direct connectivity with networks in Ontario, eastern Québec, the Maritimes and the United States.
     Videotron is focusing its development efforts on its core business telecommunications customer base, i.e. telecommunications local and long distance carriers, wholesalers of long distance telecommunications services, wireless operators and Internet service providers, and other high-end users of business telecommunication services. In 2004, Videotron Telecom was awarded a major outsourcing contract by Quebecor World to host managed servers and communications software for North America and to provide other services.
     In January 2005, we launched our VoIP telephony service in Québec, an initiative that leverages Videotron’s customer base with its telecommunication network and expertise. For more information on this service, see “— Cable” above.
     In 2005, our Business Telecommunications segment generated revenues of $102.1 million and operating income of $31.3 million. For the year ended December 31, 2004, our Business Telecommunications segment generated revenues of $78.6 million and operating income of $22.6 million.
Interactive Technologies and Communications
     Through our ownership interest in Nurun we provide interactive communication and technology services in North America, Europe and China. As of January 31, 2006, Nurun employs approximately 600 professionals, and helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun’s clients include organizations and multi-national corporations such as L’Oréal, Groupe DANONE, Cingular Wireless, AutoTrader.com, Louis Vuitton, Thalès, Club Med, Pfizer, SkyTeam, Home Depot, Pleasant Holidays, Renault, Europcar, Equifax, Telecom Italia, the Government of Québec and the State of Georgia.
     For the year ended December 31, 2005, our Interactive Technologies and Communications segment generated revenues of $65.1 million and operating income of $3.9 million. In the twelve-month period ended December 31, 2004, our Interactive Technologies and Communications segment generated revenues of $51.9 million and operating income of $2.3 million, in each case excluding the revenues from the discontinued operations of Mindready Solutions.
     On September 28, 2005, our subsidiary Nurun announced that it had signed a binding letter of intent for its acquisition of China Interactive, a privately owned corporation based in Shanghai. Nurun completed this acquisition on January 23, 2006. China Interactive is an interactive marketing agency that provides global and local blue-chip clients with services ranging from integrated marketing communications strategies to Web development and online loyalty programs. This acquisition is intended to help Nurun strengthen relationships and better serve its North American and European clients already established in China. China Interactive also brings with it a portfolio of global brands, providing Nurun with new business development opportunities, both in Asia and in its traditional markets. As consideration for the acquisition, Nurun paid a combination of cash and Nurun common shares; the acquisition price also includes deferred payments of cash and Nurun common shares, the aggregate amount of which is subject to adjustments linked to the performance of China Interactive.
     On April 28, 2004, Nurun acquired Ant Farm Interactive for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years and, subject to certain conditions, the issuance of Nurun common shares in 2007 or an equivalent cash consideration, at Nurun’s option. The transaction strengthened Nurun’s positioning in the U.S. market and enhanced its capabilities in the fields of interactive marketing and online customer relationship management. As of December 31, 2005, Nurun had paid $1.3 million in performance-based earn-out payments to the sellers in connection with the acquisition of Ant Farm Interactive.
     In response to a partial takeover bid for Mindready Solutions shares in 2004, Nurun sold a total of 6.75 million Mindready Solutions shares for cash consideration of $7.8 million, of which $4.4 million was received on May 27, 2004, the closing date of the bid. The balance was paid on February 23, 2005. The transaction left Nurun with a 9.6% interest in Mindready Solutions, which interest was subsequently sold in March 2005 for cash consideration of $0.4 million.
     In February 2005, Nurun announced a normal course issuer bid in order to repurchase on the open market up to 1,665,883 of its common shares (or approximately 5% of Nurun’s issued and outstanding common shares) for cancellation between March 1, 2005 and February 28, 2006. During the twelve-month period ended December 31, 2005, a total of 377,600 Nurun common shares were repurchased for cash considerations of $0.8 million. The repurchases increased Quebecor Media’s interest in Nurun by 0.6%, from 57.3% as of January 1, 2005 to 57.9% as of December 31, 2005.
  Ownership
     We own 57.9% of the equity and voting interest in Nurun.
Internet/Portals
     Canoe (formerly Netgraphe Inc.) is an integrated company offering e-commerce, information, communication and IT consulting. Canoe owns the CANOE portals network, which, according to ComScore Media Metrix (October 2005), is accessed by approximately 6.1 million unique visitors per month. Canoe also owns Jobboom Publishing, Québec’s leader in employment and career publishing, and the IT-consulting firm Progisia Informatique. Brought together, Canoe’s complementary operations form one of the most complete portfolios of Internet-related properties in Canada.
     For the twelve-month period ended December 31, 2005, our Internet/Portals segment generated revenues of $50.0 million and operating income of $10.5 million. For the year ended December 31, 2004, our Internet/Portals segment generated revenues of $34.5 million and operating income of $4.5 million.
     The CANOE portals network includes all of Canoe’s information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitutes a large portion of Canoe’s annual revenues.
  Media Properties
     Canoe’s media properties include the following portals and destination sites:

•	CANOE (canoe.qc.ca and canoe.ca), a bilingual, integrated media and Internet services network and one of Canada’s leading Internet portals with more than 328 million page views in October 2005, according to Canoe internal statistics;

•	La Toile du Québec (toile.com), the first French-language navigational guide in Canada and Québec’s leading portal with approximately 45,000 indexed sites and more than 60 guides;

•	Webfin Argent and Canoe Money (argent.canoe.com and money.canoe.ca), a financial Web site which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Webfin Argent website was redesigned in early 2005 in partnership with TVA’s new financial channel, Argent);

•	TVA Group and LCN (tva.canoe.com and lcn.canoe.com) dedicated Web sites for the TVA television network and the LCN all-news channel; and

•	Several Web sites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca).
  E-commerce Properties
     Canoe’s e-commerce properties include the following sites:
•	Jobboom.com, a unique Web-based employment site with over 1.5 million members, which also includes Jobboom Formation, an Internet directory of continuing education services;

•	Autonet.ca, Canada’s leading site devoted entirely to cars;

•	ReseauContact.com / flirt.canoe.ca, a bilingual dating and friendship site with 500,000 unique visitors per month, over 940,000 registered members and approximately 100,000 active members generating more than 125 million page views per month, as of October 2005, according to internal statistics;

•	Micasa.ca, a new real-estate Web site which, according to ComScore Media Metrix (September 2005), was the leading real estate Web site in Québec for the month of its official launch, having been visited by over 536,000 unique visitors in that month; and

•	Classifiedextra.ca and Classeesextra.ca, classified ad sites through which visitors can view classified ads from more than 150 Canadian newspapers.
  Ownership
     In 2004, Quebecor Media offered to acquire, through a wholly-owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe not owned or controlled by Quebecor Media, its affiliates or its associates, at a price of $0.63 per share. In the course of a number of transactions carried out in 2004, minority interests in Netgraphe directly owned by minority shareholders were acquired for an aggregate consideration of approximately $25.2 million. The shares of Netgraphe, which is now known as Canoe, were delisted from the Toronto Stock Exchange shortly thereafter.
     Quebecor Media, directly and through TVA Group, holds 100.0% of the issued and outstanding shares of Canoe.
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
Litigation
     From time to time, we may be a party to various legal proceedings arising in the ordinary course of business.
     On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Videotron, in which the plaintiffs allege that Videotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages totaling approximately $26 million. Videotron’s management believes that the suit is not justified and intends to vigorously defend its case.
     In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration with Videotron in which it is seeking an amount of $8.6 million as reduction of the purchase price of the shares of Northern Cable Holdings Limited sold to Regional Cablesystems Inc. by a subsidiary of Videotron in 1998. A settlement in principle has been reached subject to finalization of the settlement documentation.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on our results, liquidity or financial position.
Insurance
     Quebecor Media is exposed to a variety of operational risks in the normal course of business, the most significant of which are transferred to third parties by way of insurance agreements. Quebecor Media has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance. Quebecor Media maintains insurance coverage through third parties for property and casualty losses. Quebecor Media believes that it has a combination of third-party insurance and self-insurance sufficient to provide adequate protection against unexpected losses, while minimizing costs.
Environment
     Our operations are subject to federal, provincial, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials, the recycling of wastes and the cleanup of contaminated sites. Laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future.
     The property on which Videotron’s primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health, and we are currently updating our environmental studies to determine whether further intervention is required. In November 2004, our environmental studies reported improvements in the groundwater resources of this property, and we are presently in discussions with the authorities to stop all ground water sampling. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
Organizational Structure
     The following chart illustrates the relationship among Quebecor Media and its main operating subsidiaries and holdings as of January 1, 2006, and shows the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the left indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the right indicates the percentage of voting rights held).

     Quebecor Inc., a communications holding company, owns 54.72% of Quebecor Media and Capital d’Amérique CDPQ inc., a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary assets are its interests in Quebecor Media and Quebecor World, one of the largest commercial printers in the world. The Caisse de dépôt et placement du Québec is Canada’s largest pension fund manager, with approximately $215 billion in assets under management.
Property, Plants and Equipment
     Our corporate offices are located in leased space at 612 Saint-Jacques Street, Montréal, Québec, H3C 4M8, Canada.
  Cable
     Videotron’s corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). Videotron will be relocating its operations and personnel from this building, although no date has yet been fixed for this relocation. We are currently considering a number of alternative locations, and a committee has been formed to oversee the negotiations regarding damages incurred and relocation costs.
     Videotron also owns several buildings in the Province of Québec. The primary headend for our cable operations is located at 150 Beaubien Street, Montréal, Québec (with approximately 27,850 square feet). Videotron also owns a building of approximately 40,000 square feet in Québec City where its regional headend for the Québec City region is located. Videotron also owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices. Videotron generally leases space for the business offices and retail locations for the operation of its video stores.
  Newspapers
     Our newspapers business properties are owned by Sun Media. Sun Media’s principal business office is located at 333 King Street East, Toronto, Ontario. The Community Newspapers Group operates from 138 owned and leased facilities located in the communities in which they serve, with building space totaling approximately 901,000 square feet. The Community Newspaper Group operates 18 web presses (159 units) and nine sheet fed presses in 21 operations across Canada. The following table presents the addresses and sizes of the main facilities and other buildings of our eight urban dailies. No other single property currently used in the Newspapers segment exceeds 50,000 square feet. Details are provided regarding the square footage Sun Media occupies, primary use of the property and current press capacity. Unless stated otherwise, Sun Media owns all of the properties listed below.

			Floor Space
Address	Use of Property	Press Capacity(1)	(sq. ft.)
Toronto, Ontario	Operations building,	4 Metro presses	263,600
333 King Street East	including printing plant —	(32 units) and
	The Toronto Sun	1 Metroliner press
		(8 units)

Montréal, Québec	Operations building,	3 Metro presses and	162,000
4545 Frontenac Street	including printing plant —	1 Cosmo press
	Le Journal de Montréal	(37 units)

London, Ontario	Operations building,	2 Headliner presses	150,100
369 York Street	including printing plant —	(12 units) and
	The London Free Press	1 Urbanite press
		(8 units)

Calgary, Alberta	Operations building,	1 Headliner press	90,000
2615-12 Street NE	including printing plant —	(7 units)
	The Calgary Sun

Vanier, Québec	Operations building,	2 Urbanite presses	74,000
450 Bechard Avenue	including printing plant —	(24 units)
	Le Journal de Québec

Winnipeg, Manitoba	Operations building,	1 Urbanite press	63,000
1700 Church Avenue	including printing plant —	(15 units)
	The Winnipeg Sun

Edmonton, Alberta	Printing plant —	1 Metro press	49,600
9300-47 Street	The Edmonton Sun	(8 units)

Edmonton, Alberta	Operations building	N/A	45,200
4990-92 Avenue	The Edmonton Sun —
	(leased until Dec. 2013)

Gloucester, Ontario	Printing plant —	1 Urbanite press	23,000
4080 Belgreen Drive	The Ottawa Sun	(14 units)

Ottawa, Ontario	Operations building	N/A	19,300
6 Antares Drive	(leased until Oct. 2013) —
	The Ottawa Sun

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between six and 15 units.

     In August 2005, we approved a plan to invest in a new printing facility to be operated by an entity co-owned by us and our affiliate Quebecor World, which is also a subsidiary of Quebecor. The new printing facility will be located in Toronto, Ontario in a building owned by Quebecor World. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. The new facility should make it possible to consolidate some of Quebecor World’s printing operations in Ontario and to strengthen the convergence among our Toronto media properties. In addition, in August 2005, we approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new 235,000 square foot printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. Each of these projects is expected to be completed in 2007.
  Television Broadcasting
     Our television broadcasting operations are mainly carried out in Montréal in five buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publishing.
  Leisure and Entertainment segment and Interactive Technologies and Communications segment
     We generally lease space for the business offices and retail outlets for the operation of our Leisure and Entertainment segment, except for the building that we (Archambault Group) own at 500 rue Ste-Catherine Est, in Montreal. Business offices for our Interactive Technologies and Communications operations are also primarily leased.
  Liens and charges
     Borrowings under our Senior Secured Credit Facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ credit facilities are generally secured by first priority charges over all of their respective assets.
Regulation
  Ownership and Control of Canadian Broadcast Undertakings
     Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the CRTC regulates and supervises all aspects of the Canadian broadcasting system.
     The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron, TVA Group, Archambault Group and Sun Media are qualified Canadian corporations.
     Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology, recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. On April 4, 2005, the Canadian Government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications and that the panel’s work may be helpful in shedding new light on the issue. One of the many terms of reference for this panel include consideration of Canada’s foreign investment restrictions in telecommunications and whether they should be removed. The panel is expected to report during the first quarter of 2006. We cannot predict what, if any, recommendations will be made by the panel on foreign ownership of telecommunications companies and whether any such recommendations will be acted upon by the government. Given the increasing level of convergence in the industry and competition with traditional telecommunications carriers, a change to the current regulatory regime allowing for greater foreign investment in telecommunications carriers, without a comparable change allowing for greater foreign investment for broadcasting distribution undertakings, may adversely affect our ability to compete with some of our competitors who are telecommunication carriers.
  Jurisdiction Over Canadian Broadcast Undertakings
     Videotron’s cable distribution undertakings, Archambault Group’s and TVA Group’s programming activities are subject to the Broadcasting Act (Canada) and regulations made under the Broadcasting Act (Canada) that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act (Canada), which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

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
  Canadian Broadcast Distribution (Cable Television)
     Licensing of Canadian Broadcasting Distribution Undertakings
     The CRTC has responsibility for the issuance, amendment, renewal, suspension and revocation of Canadian broadcasting licenses, including licenses to operate a cable distribution undertaking. A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. Videotron operates 52 cable systems pursuant to a license issuance or an order that exempts certain network operations from the obligation to hold a license.
     Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings are ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. Videotron operates 23 exempted cable systems.
     Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC’s exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. Three such networks benefit from the exemption by having reduced administrative costs and regulatory burdens. As a result, Videotron still operates 26 licensed networks.
     In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over-the-air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage can be phased-out only once 85% of a particular broadcasting distribution undertaking’s customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format. A further proceeding to establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals was initiated in August 2004. It will also establish a framework to govern the distribution of such services by broadcasting distribution undertakings. It is expected that this policy will be made public sometime in 2006. According to the CRTC, the time period during which broadcasters and distributors will have to provide services in both analog and digital formats will depend on the speed with which customers convert from analog to digital. A shorter transition period will reduce the overall costs of the transition for both broadcasters and distributors.
     In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

     Distribution of Canadian Content
     The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act (Canada) mandate the types of Canadian and non-Canadian programming services that may be distributed by broadcasting distribution undertakings, or BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category Two digital services and video-on-demand services.
     As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada. Following recent CRTC policy statements, most foreign third language (other than English and French) programming services can be eligible for distribution in Canada if approved by the CRTC and if legacy Canadian services of the same language are distributed as well.
     Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules. Cable systems in a French-language market, such as Videotron’s, with more than 6,000 customers are required to offer each analog French-language Canadian specialty and pay television programming service licensed, other than religious specialty services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty services other than Category Two digital specialty services and religious specialty services. Moreover, all licensed specialty services, other than Category Two digital specialty services and religious specialty services, as well as at least one pay television service in each official language, must be carried by larger cable operators, such as Videotron, when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty services than might otherwise be secured through negotiation. However, Category Two digital specialty services do not benefit from any regulatory assistance guaranteeing distribution other than a requirement that a cable operator distribute at least five unrelated Category Two digital specialty services for each Category Two digital specialty service distributed by such cable operator in which such cable operator or its affiliates control more than 10% of the total shares. Cable systems (not otherwise exempt) and DBS satellite operators are also subject to distribution and linkage requirements for programming services set by the CRTC and amended from time to time which include requirements that link the distribution of eligible non-Canadian satellite programming services with Canadian specialty and pay television services.
     1998 Broadcasting Distribution Regulations
     The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

•	Competition, Carriage Rules and Signal Substitution. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

•	A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

•	Canadian Programming and Community Expression Financing Rules. All distributors, except systems with less than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved.

•	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. On October 9, 2002, the CRTC, had ordered Câblage QMI and Videotron to comply with the inside wiring access rules. In Broadcasting Decision CRTC 2005-223 of May 31, 2005, the CRTC rescinded the Mandatory Order issued against Videotron and its subsidiaries. In Broadcasting Public Notice CRTC 2005-83 of August 15, 2005, the CRTC called for comments on possible regulatory amendments that would expand competitive access to inside wire owned by a cable licensee and installed in properties, such as hotels, hospitals, nursing homes and other commercial or institutional premises that are used to house transient residents as well as in office buildings, retail stores or other types of non-residential properties. Videotron has opposed this expansion of the regulations because such access would make what we have considered “commercial accounts” more vulnerable to competition.
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
     For all but two minor service areas, our basic service fees for our customers have been deregulated.
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
     Winback Restrictions
     In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, that prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. These rules require us and other incumbent cable companies to refrain for a period of 90 days from: (a) directly contacting customers who, through an agent, have notified their cable company of their intention to cancel basic cable service; and (b) offering discounts or other inducements not generally offered to the public, in instances when customers personally initiate contact with the cable company for the purpose of cancelling basic cable service. In August of 2004 (Public Notice CRTC 2004-62), the CRTC has decided that it will no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings. However, the CRTC has also determined that the winback rules should continue to apply to incumbent cable companies with respect to their dealings with individual customers who reside in multiple unit dwellings. The CRTC has further determined that incumbent cable companies are prohibited from initiating communication with residents of a multiple unit dwelling for a period of 90 days from the date on which a new entrant enters into an access agreement to provide service in the multiple unit dwelling. Moreover, the CRTC now requires incumbent cable companies to refrain from the targeted marketing of all residents of a multiple unit dwelling, or from offering them discounts or other inducements not generally available to the public, for a period of 90 days following the date on which a new entrant enters into an access agreement to offer services in the multiple unit dwelling.
     In February 2001, the CRTC also announced similar “winback” restrictions on certain cable operators, including Videotron, in the Internet service market. These restrictions limit cable operators’ ability to “win back” Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer’s switch.
     With respect to VoIP services, the CRTC decided in May 2005, as part of its announced regulatory framework for VoIP services, that it was not necessary to apply “winback” restrictions to cable operators. However, it determined that the winback restrictions for ILECs was necessary to foster competition and it extended the winback rules applicable to ILECs for local exchange services to ILECs’ local VoIP services. These rules provide for a twelve-month no contact period in the case of residential customers and a three-month no contact period for business customers. An appeal has been filed with the Federal Court of Appeal by several ILECs on the grounds that these no contact rules violate constitutional rights to freedom of expression. A group of ILECs also has an earlier outstanding application before the CRTC seeking to eliminate the CRTC’s prevailing winback restrictions on local telephony on the same constitutional grounds. If either of these challenges to the winback restrictions are successful, we could face a more challenging marketing environment for our local telephony services offering.
     Copyright Board Proceedings
     Certain copyrights in radio, television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively. Proposed tariffs for online music activities are also under review by the Copyright Board. See “— Proposed Tariffs in Respect of Online Activities” below.
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
     Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, still applies for distant radio signal transmission. All of Videotron’s undertakings operate in French-language-markets. In 2003, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2000 to 2008. In December 2003, the 2003 tariff was extended indefinitely on an interim basis until the Copyright Board rules on the proposed tariff, and a hearing in respect of the proposed tariff had been scheduled for October 2005. The parties have, however, reached an agreement in March 2005 on the rates and the tariff prior to the initiation of the public hearing process. The distant television signal retransmission royalties will be an annual average of approximately $0.80 for Class 1 systems with a 50% rebate for French-language markets, until 2008.
          Royalties for the Transmission of Pay and Specialty Services
     In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication.” Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN) the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.
     In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no French-language discount. SOCAN has agreed that the 2005 and 2006 tariff will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.
          Royalties for Pay Audio Services
     The Copyright Board of Canada rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.115% and 5.265% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Board at 5.56% and 2.63%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market during this period are calculated at a rate equal to 85% of the rate otherwise payable.
     In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.35% and 5.85%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.17% and 2.95%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed by us since 2003 were paid in 2005.
          Tariff in Respect of Internet Service Provider Activities
     In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. SOCAN’s tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the web site itself. It is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.
          Proposed Tariffs in Respect of Online Activities
     The Copyright Board is currently reviewing various tariff proposals that would apply to the use of music on the Internet, including, among others, websites that use audio webcasts of any kind which contain music, online music services and other similar undertakings using musical works on the Internet. If all such proposed tariffs are approved by the Copyright Board, it may have a significant impact on our online music activities. It is currently anticipated that public hearings regarding online music service tariffs will be held by the Copyright Board during the third quarter of 2006.
  Canadian Broadcast Programming (Television Stations)
     Programming of Canadian Content
     CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to regulations requiring that, over the broadcast year and over any six-month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18-hour period between 6:00 a.m. and 1:00 a.m. the following day) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, not less than 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty or thematic television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in the conditions of their license.
     Since September 1, 2000, we have been subject to a CRTC policy requiring the largest multi-station ownership groups to broadcast over the broadcast year on average a minimum of eight hours per week of priority programming during prime time, from 7:00 p.m. to 11:00 p.m. To permit greater flexibility in meeting these requirements, the definitions of priority programs and prime time have been expanded. Priority programming now includes Canadian-produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming. Quantitative commitments and fixed spending requirements have been eliminated.
     Advertising
     The CRTC also regulates the quantity and content of television advertising. A television licensee shall not broadcast more than 12 minutes of advertising during any hour subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. According to Broadcasting Public Notice CRTC 2004-93 of November 29, 2004, any English-language licensee broadcasting, in peak time, certain Canadian television drama program with an hourly production budget of at least $800,000 and a licence fee of at least $300,000, will be permitted to broadcast three minutes of additional advertising for each hour broadcast. SUN TV does not produce Canadian drama. According to Broadcasting Public Notice CRTC 2005-8 of January 27, 2005, French-language conventional television stations broadcasting original French-language Canadian drama programming can, in certain circumstances qualify for two to seven minutes of additional advertising for each original hour of drama broadcast additional advertising minutes, depending on the type of drama. The TVA network has applied for that relief and the application has been approved. Advertising content is also regulated by various federal and provincial statutes and regulations, as well as by standards in the Canadian television broadcasting industry.
     Broadcasting License Fees
     Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for a broadcasting distribution undertaking, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $175,000. Our broadcasting distribution activities are subject to both fees. In February 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the Canadian Association of Broadcasters.
  Canadian Telecommunications Services
     Jurisdiction
     The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers.”
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

     In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier since its merger with Videotron Telecom.
     Overview of the Telecommunications Competition Framework
     Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies’ monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. This latter decision, along with four others (Telecom Decision CRTC 97-9, CRTC Telecom Orders 97-590 and 97-591, as well as CRTC Public Notice 1997-49) comprise the Local Competition Decisions (the “LC Decisions”), which set out many of the terms and conditions for competitive entry in the market for local telephony services. A number of technical, operating and other details are being established through subsequent proceedings and meetings of the CISC.
     Application of Canadian Telecommunications Regulation
     In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by cable companies results in the company being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.
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
     Elements of the CRTC’s telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi-dwelling units where Videotron provides service.
     Generally speaking, the CRTC has pursued a policy of favouring facilities-based competition in telecommunications. Key to the CRTC’s framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi-dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.
     On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially establishing in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron’s position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC. On July 28, 2005, Quebecor Media, on behalf of Videotron, filed an application with the CRTC seeking compensation for financial losses incurred as a result of this regime, on the same basis as the compensation already accorded to the ILECs. The compensation requested amounts to $13.2 million for the period June 1, 2002 to June 30, 2005. The CRTC has denied our application, and we do not intend to pursue an appeal.

     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol that regulates only local VoIP services but not peer-to-peer VoIP services. The regulatory framework governing competition for local telephony services will apply to local VoIP services. As a result, local VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, whereas local VoIP services provided by competitors such as Videotron are not. The CRTC also ruled that cable operators, such as Videotron, are required to fulfill obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis. It further determined that revenues from VoIP services are contribution-eligible for purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada. We believe that our VoIP service plans will not be altered materially by the CRTC’s decision. However, on July 28, 2005, Bell Canada and other ILECs filed a petition with the Federal Cabinet requesting Cabinet to overturn that part of the CRTC’s decision that applies economic regulation and prior tariff approval to the ILECs’ VoIP offerings. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. A successful petition could have a material impact on our business ability to compete with the ILECs in the local telephony market.
     The CRTC has initiated a public proceeding to establish a framework for the forbearance from regulation of residential and business local exchange services provided by the ILECs. Among the issues being considered in this proceeding are: the scope of local exchange services to be considered for forbearance; the definition of relevant service and geographic markets; the criteria to be applied to determine whether the relevant markets are sufficiently competitive for forbearance; the CRTC’s powers and duties to be forborne; post-forbearance criteria and conditions; and the appropriate process for future applications for forbearance. The CRTC has stated that it intends to issue its decision within 150 days after the record closes. The record closed on October 7, 2005. Depending on the framework established by the CRTC, any successful forbearance applications could have a material impact on our ability to compete with the ILECs in the local telephony market.
     Right to Access to Telecommunications and Hydro-Electric Support Structures
     The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.
     We entered into an agreement, which ran through December 2005, for access to the support structures of hydro-electricity utilities in Québec. We are currently negotiating the renewal of this agreement with Hydro-Québec, the hydro-electricity monopoly in our licensed areas. If we cannot come to an agreement with Hydro-Québec, we may file an application to a provincial administrative tribunal under An Act respecting certain public utility installations (Québec) to establish the terms and conditions on which we could access the Hydro-Québec support structure.
     We also have a limited number of facilities in Ontario. In March 2005, pursuant to an application filed by the Canadian Cable Telecommunications Association, or the CCTA, the Ontario Energy Board, or the OEB, established a uniform rate for access to electricity distribution power poles in Ontario for the purpose of transmitting cable services of $22.35 per pole per year for the use of Ontario electric utility poles by cable television providers and other parties. The OEB Decision stated that an electricity distributor could apply for a different charge where the electricity distributor costs were not adequately recovered through the approved charge. The rate established by the OEB represents a significant increase relative to earlier prevailing rates.
     Access by Third Parties to Cable Networks

     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators, including Videotron, to submit tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. Some of our tariff elements, most notably the per end-user rate we may charge to third-party Internet service providers, were approved by the CRTC on an interim basis in August 2002. A revised cost study for our per end-user rate was filed with the CRTC in August 2004 and is under consideration. Other tariff elements, most notably those related to our interconnection architecture and service charges, were approved by the CRTC on an interim basis in November 2004. Other technical, operational and business policies to implement access services were addressed by the CRTC Interconnection Steering Committee, or CISC, and technical tests were concluded.
     Final tariff rates for our per end-user charge to Internet service providers and our other third-party interconnection service charges will be established pursuant to CRTC follow-up proceedings currently underway. Operations by one third-party Internet service provider interconnected to our cable network commenced in the fourth quarter of 2005. Several other providers are in the process of interconnecting.
     Until third-party access to our cable network is provided, the CRTC requires certain of the largest cable operators, including Videotron, to allow third-party retail Internet service providers to purchase for the purpose of resale its retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by Videotron to its cable customers during a one-month period. This resale obligation will cease to be mandated once facilities-based access is available to Internet service providers. We expect some, if not all, of our existing resellers to migrate their customers to our third-party Internet access service.
     As part of the CRTC’s announced regulatory framework for VoIP, on May 12, 2005 the CRTC directed that large cable carriers, such as us, remove restrictions in their third-party Internet access tariffs in order to allow third-party Internet service providers to provide VoIP services in addition to retail Internet services.
     Foreign Ownership Restrictions
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to the telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed. The panel is expected to report during in 2006.
  Canadian Publishing
     Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than a “Canadian issue” of a “Canadian newspaper.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues” of “Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.
ITEM 4A — UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and the accompanying notes included under” Item 17. Financial Statements.” Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see note 25 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed above under “Forward-Looking Statements” and in “Item 3. Key Information – Risk Factors.”
Overview
     Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, newspaper publishing, television broadcasting, business and residential telecommunications, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, the Company holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies among its portfolio of media properties.
     The Company’s operating subsidiaries’ primary sources of revenues include: subscriptions for cable television, Internet access and telephony services; newspaper advertising and distribution; television broadcasting advertising and distribution; book and magazine publishing and distribution; retailing, distribution and production of music products (compact discs, or CDs, digital video discs, or DVDs, musical instruments, and music recording); rental and sale of videocassettes and DVDs; and internet/portal services. Its broad portfolio of media assets includes businesses that have historically tended to provide stable revenues with relatively low sensitivity to general economic conditions, such as cable television, and businesses that have tended to be more cyclical and sensitive to economic conditions and fluctuations, such as newspaper publishing. While some of the Company’s businesses are relatively stable or mature, it continues to develop, acquire or take advantage of capabilities and assets with growth potential, such as cable telephone service and digital cable.
     Principal direct costs of the Company consist of television programming costs, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box and modem costs. Major components of its operating expenses include salaries and benefits, subcontracting costs, advertising, and regulatory expenses.
Lines of Business
     Quebecor Media’s subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications, and Internet/Portals.
  Cable segment
     Videotron is the largest distributor of pay television services in the Province of Québec and the third largest cable operator in Canada, based on the number of cable customers. Its state-of-the-art network passes 2.4 million homes and serves approximately 1.6 million customers. At December 31, 2005, Videotron had approximately 1.5 million cable customers, including approximately 474,600 subscribers to its illico Digital TV service. Videotron is also involved in interactive multimedia development and Internet Service Provider (“ISP”) services, with 656,000 subscribers to its cable modem and dial-up Internet access services and 163,000 subscribers to its Internet Protocol (“IP”) telephone service. Its Le SuperClub Vidéotron stores are engaged in sales and rentals of DVDs, videocassettes and video games.

  Newspapers segment
     Sun Media is Canada’s largest national chain of tabloids and community newspapers. It publishes paid daily newspapers in eight of the ten largest markets in the country. In all, Sun Media publishes 22 dailies, including 3 free dailies in Toronto, Montréal and Vancouver, and 184 community weeklies and specialty publications across Canada. Sun Media is also engaged in the distribution of newspapers and magazines. In addition, it offers commercial printing and related services to other publishers through its national printing and production platform. Sun Media holds a 25% interest in the Sun TV television station in Toronto, Ontario, acquired in partnership with TVA Group at the end of 2004. Sun TV operations are reported in our Broadcasting segment.
  Broadcasting segment
     TVA Group is the largest private-sector producer and broadcaster of French-language entertainment, information and public affairs programming in North America and one of the largest private-sector producers of French-language programming in Québec. It is sole owner of 6 of the 10 television stations in the TVA Network, of the analog specialty channel Le Canal Nouvelles TVA (“LCN”) and of the digital specialty channels Mystère and Argent. It holds a 75% interest in the English-language analog station Sun TV in Toronto. TVA Group also holds interests in the Canal Évasion specialty channel, the Indigo pay-per-view service, and the English-language digital specialty channels Men TV and Mystery. In addition, TVA Group is engaged in teleshopping services. Its TVA Publishing Inc. (“TVA Publishing”) subsidiary, the largest publisher of French-language magazines in Québec, publishes general-interest and entertainment weeklies and monthlies. Its TVA Films subsidiary distributes films and television products in Canada’s English- and French-language markets.
  Leisure and Entertainment segment
     The operations in the Leisure and Entertainment segment consist primarily of retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site; online sales of downloadable music through the ZIK.ca service; distribution of CDs and videos (through Select, a division of Archambault Group); music recording and video production in Québec and Europe (through Musicor, a division of Archambault Group, and Groupe Archambault France S.A.S., a subsidiary of Archambault Group); and book publishing in the academic, literary and general literature categories through 14 publishing houses, including 7 acquired with the acquisition of Sogides in 2005. The acquisition of Sogides, one of the largest book publishing and distribution groups in Québec, adds significantly to Quebecor Media’s book publishing and distribution assets, notably with the acquisition of distributor Messageries A.D.P. inc., which we refer to as Messageries A.D.P.
  Business Telecommunications segment
     Videotron Telecom, which was merged with and into Videotron on January 1, 2006, is a business telecommunications provider that offers a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized business, ISPs, application service providers (“ASP”), broadcasters and carriers. Videotron Telecom’s regional network has over 9,000 km of fiber optic cable in Québec and 2,000 km of fibre optic cable in Ontario and reaches more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Videotron Telecom’s extensive network supports direct connectivity with networks in Ontario, eastern Québec, the Maritimes and the United States.
  Interactive Technologies and Communications segment
     Our Interactive Technologies and Communications segment consists of Nurun, which provides global and local blue-chip clients with consulting services which include strategic planning and online branding; web and new media interface design; technical platform implementation (content management, e-commerce, automated publishing solutions); online marketing and customer relationship programs; online media planning and buying; and web/data analytics.

  Internet/Portals segment
     Canoe is an integrated company offering e-commerce, information and communication services and information technology consulting. Canoe operates the Internet portal network of the same name which serves over 6.2 million Internet users per month and includes canoe.ca, canoe.qc.ca, La Toile du Québec (toile.com) and money.canoe.ca (argent.canoe.com in French). Canoe also operates a number of e-commerce sites: jobboom.com (employment), autonet.ca (automobiles), flirt.canoe.ca and reseaucontact.com (dating), micasa.ca (real estate), classifiedextra.ca and classeesextra.ca (classifieds). In addition, Canoe operates the tva.canoe.com and lcn.canoe.com sites, as well as two sites for popular TVA Group programs, occupationdouble.com and staracademie.ca. Canoe’s subsidiary Progisia Informatique offers information technology consulting services that include e-commerce, outsourcing, integration and secure transaction environments. The Jobboom publishing division produces various print publications, including the magazine Jobboom, which has a print run of 100,000 copies and is distributed free 10 times a year, and career guides such as the bestseller Carrières d’avenir, which is sold in bookstores.
2005 Highlights
     Quebecor Media developed its business and introduced successful new products and services in 2005. Customer growth and product line expansion in the Cable, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals segments helped increase Quebecor Media’s revenues and profitability. The Cable segment’s revenues broke through the $1.0 billion mark for the first time in 2005. Videotron also registered record customer growth for its digital cable television and Internet access services in 2005, as well as strong consumer response to the roll-out of its cable telephone service.
     Also in 2005, Quebecor Media announced major investments in its Newspapers segment and strategic acquisitions in its Interactive Technologies and Communications and its Leisure and Entertainment segments. Investments in new product launches and in product development by the Broadcasting and Newspapers segments impacted the results and cut into the growth recorded by the other segments.
  Significant developments since the end of 2004 include:
     In January 2006, Quebecor Media refinanced almost the totality of its Notes. The Senior Notes and Senior Discount Notes that were refinanced were repurchased in two stages, the first block on July 19, 2005, and the second block on January 17, 2006. The refinancing will reduce Quebecor Media’s annual interest expense by approximately $80.0 million. On July 15, 2005, Videotron also repurchased all the outstanding Senior Notes of its CF Cable TV subsidiary. These refinancing transactions were carried out in the following stages:
➢	On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of 7 3/4 % Senior Notes due March 2016. The Company also established new credit facilities consisting of a five-year term loan A facility in the amount of $125.0 million, maturing in 2011, a seven-year term loan B facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, maturing in 2011. The facilities also provide for an uncommitted $350 million incremental facility that may be available to Quebecor Media under certain conditions.

➢	Quebecor Media used the proceeds from its new Senior Notes, the full amount of its new term loan A and term loan B, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and cash on hand, and $40.0 million from Sun Media, drawn on its new credit facility), to finance the repurchase, on January 17, 2006, of US$561.6 million aggregate principal amount of its 11 1/8% Senior Notes and US$275.6 million aggregate principal amount at maturity of its 13 3/4% Senior Discount Notes (representing 95.7% and 97.4%, respectively, of these notes outstanding at that date). Quebecor Media paid a total cash consideration of $1.3 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. Consequently, Quebecor Media will recognize a loss on settlement of debt estimated at $206.0 million, net of income tax, including the amount by which the disbursements exceeded the book value of the repurchased notes and the related cross-currency swap agreements, as well as the write-down of deferred financing expenses.

➢	On September 16, 2005, Videotron successfully closed a private placement of US$175.0 million aggregate principal amount of 6 3/8% Senior Notes due December 15, 2015. The total net proceeds of $205.1 million from the sale of Senior Notes and the Company’s cash assets were used to finance the repurchase of Senior Notes of Videotron’s CF Cable TV subsidiary for a cash consideration of $99.3 million, and the repurchase of US$128.2 million aggregate principal amount of its 11 1/8% Senior Notes and US$12.1 million aggregate principal amount of its 13 3/4% Senior Discount Notes by Quebecor Media on July 19, 2005. Quebecor Media paid a total cash consideration of $215.3 million to purchase the Notes, including the premium and the cost of settlement of cross-currency swap agreements. Consequently, Quebecor Media recognized a loss on settlement of debt of $41.0 million, net of income tax, in the third quarter of 2005.
     During 2005, Videotron phased in a cable telephony service for residential customers. The popularity of its VoIP telephony service exceeded all expectations, and, following the launch and the accompanying marketing campaign, Videotron added approximately 163,000 customers for its VoIP telephony service. In 2005, Videotron also recorded net additions of 135,400 customers for its cable Internet access service, an annual growth record; 140,900 customers for its illico Digital TV service (including customers who upgraded from Videotron’s analog cable service), also an annual growth record; and 53,500 customers for its basic cable television service, the best performance since 1999.
     On February 21, 2005, TVA Group launched Argent, the first French-language all-business channel in North America. The service carries business, financial, economic and market news.
     On June 14, 2005, Videotron signed agreements extending its collective agreements with its employees in the Montréal, Québec City, Saguenay-Lac-Saint-Jean, and Gatineau areas.
     On August 24, 2005, Quebecor Media announced an investment of more than $110.0 million to relocate and modernize the Journal de Montréal printing plant. Construction of the new printing plant in Saint-Janvier-de-Mirabel, north of Montréal, began on September 9, 2005, and should be completed by spring 2007.
     On August 29, 2005, Quebecor Media and Quebecor World Inc. (“Quebecor World”) announced the creation of a partnership to operate a new printing plant in Islington, in the Greater Toronto Area. The $110.0 million facility will facilitate consolidating some of Quebecor World’s printing operations in Ontario and strengthen convergence between Quebecor Media’s Toronto media properties. The new plant should be fully operational by 2007.
     On December 13, 2005, Quebecor Media closed the acquisition of Sogides, a major Québec book publishing and distribution group, for cash consideration of $24.0 million, and an additional contingent amount of $5.0 million payable upon on the satisfaction of specific conditions in 2008.
Non-GAAP Financial Measures
     We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, free cash flow from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.
     Operating Income. We define operating income, as reconciled to net income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets and gain on dilution, write-down of goodwill, income taxes, amortization of goodwill (net of non-controlling interest), non-controlling interest and the results of discontinued operations and other expenses. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our management believes that operating income is a meaningful measure of performance. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of our segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flow from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income as disclosed in our financial statements in note 1 under “Item 3. Key Information – Selected Financial Data.”
     Free Cash Flow from Operations. We use free cash flow from operations as a measure of liquidity. Free cash flow from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flow from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations and our segment operations. This measure is unaffected by our capital structure or investment activities or by those of our segments. Our definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies. When we discuss free cash flow from operations in this annual report we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.
     ARPU. Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
     Quebecor Media’s revenues totalled $2.70 billion in 2005, compared with $2.46 billion in 2004, an increase of $240.5 million (9.8%). All segments posted revenue increases: Cable ($130.4 million or 15.0%), Broadcasting ($43.4 million or 12.1%), Newspapers ($27.5 million or 3.1%), Business Telecommunications ($23.5 million or 29.9%), Internet/Portals ($15.5 million or 44.9%), Leisure and Entertainment ($13.7 million or 5.7%), and Interactive Technologies and Communications ($13.2 million or 25.4%).
     Quebecor Media’s operating income rose by $36.4 million (5.2%) from $697.2 million in 2004 to $733.6 million in 2005 due to increases in the following segments: Cable ($40.8 million or 12.0%), Business Telecommunications ($8.7 million or 38.5%), Internet/Portals ($6.0 million or 133.3%), Leisure and Entertainment ($4.3 million or 18.9%), and Interactive Technologies and Communications ($1.6 million or 69.6%). Those increases were however partially offset by decreases in the Broadcasting segment ($27.5 million or -34.2%) and Newspapers segment ($5.6 million or -2.5%).

     Net income was $96.5 million in 2005, an increase of $8.3 million (9.4%) from $88.2 million in 2004. The increase in operating income and the decrease in financial expenses more than offset the impact of the recording of a loss on debt refinancing of $60.0 million in 2005, compared with $4.8 million in 2004.
     The amortization charge increased by $6.0 million from $225.9 million in 2004 to $231.9 million in 2005 as a result of increased investments in capital assets in 2005 and 2004.
     Financial expenses totalled $285.3 million in 2005 compared with $314.6 million in 2004, a $29.3 million decrease. Interest on Quebecor Media’s long-term debt decreased by $11.4 million, primarily because of the impact of refinancing a portion of the Notes issued by Quebecor Media (including a repayment from the cash and cash equivalents held by the Company) and all the Notes issued by CF Cable TV, a subsidiary of Videotron, as well as the impact of prepayments resulting from an increase in the negative fair value of certain cross-currency swap agreements. As well, the loss on re-measurement of the Additional Amount payable to The Carlyle Group (see “— Contractual Obligations—The Carlyle Group” below) totalled $10.1 million in 2005, compared with $26.9 million in 2004, a $16.8 million improvement. Finally, certain derivative financial instruments are recognized at fair value when they become ineffective (according to the criteria established under accounting standards) and/or when hedge accounting is not used. The impact of exchange rate fluctuations on the value of the debt denominated in foreign currency affects the income statement without any offset when the hedging instrument has become ineffective (according to the criteria established under accounting standards). A $4.4 million loss was recognized in 2005 in respect of the re-measurement of financial instruments, compared with an $8.0 million loss in 2004, a $3.6 million improvement.
     In 2005, Quebecor Media recognized a loss on settlement of debt of $60.0 million, compared with $4.8 million in 2004. The loss on settlement of debt in 2005 derived primarily from the repurchase of US$128.2 million principal amount of Quebecor Media’s 11 1/8% Senior Notes and US$12.1 million principal amount at maturity of its 13 3/4% Senior Discount Notes in the third quarter of 2005. The Company paid a cash consideration of $215.3 million to purchase the Notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. The loss includes the amount by which the disbursements exceeded the book value of the repurchased Notes and the related cross-currency swap agreements, as well as the write-down of deferred financial expenses. The refinancing enables Quebecor Media and its subsidiaries to take advantage of more advantageous interest rates.
     In 2004, Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $2.8 million, compared with a reversal of $0.2 million in 2005 related to restructuring initiatives of prior years. It also recorded a gain on disposal of businesses and other assets of $9.3 million in 2004, resulting mainly from a gain on the transfer of Sun Media’s 29.9% interest in CP24 as consideration in respect to the acquisition of Sun TV.
     The income tax expense was $44.0 million in 2005, a $6.6 million increase from 2004. Under a tax planning arrangement involving an exchange of tax benefits with Quebecor, the Company recognized tax benefits in the amount of $15.9 million in 2005 in connection with capital losses related to the winding up of a subsidiary. The Company also recognized tax benefits totalling $8.2 million in 2005 related to previously unrecorded operating losses and capital losses. In 2004, $23.7 million in previously unrecorded tax benefits were recognized. In 2005, the Company also recorded a future tax impact in the amount of $11.9 million in connection with an increase in the tax rate in the Province of Québec. Finally, non-deductible expenses, primarily financial expenses, decreased in 2005 compared with 2004. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant current income tax expenses between now and the year 2008, except in respect of its TVA Group subsidiary. The Company’s consolidated income tax expense should therefore consist mainly in future income taxes and Part 1.3 large corporation taxes, with the exception of income tax payable by TVA Group.
  Quarter Ended December 31, 2005 Compared to Quarter Ended December 31, 2004
     In the fourth quarter of 2005, Quebecor Media generated revenues of $756.2 million, compared with $695.6 million in 2004, an increase of $60.6 million (8.7%). The following segments all reported revenue increases: Cable ($46.8 million or 20.2%), Broadcasting ($13.2 million or 12.4%), Business Telecommunications ($6.9 million or 30.7%), Leisure and Entertainment ($6.7 million or 8.3%), Internet/Portals ($4.0 million or 38.5%), and Interactive Technologies and Communications ($1.5 million or 10.2%). Revenues decreased only at the Newspapers segment, with a decline of $4.4 million (-1.8%).
     Quebecor Media’s operating income was $213.4 million in the fourth quarter of 2005, an increase of $9.2 million (4.5%) from the same period of 2004, mainly as a result of increases in operating income in the following segments: Cable ($12.2 million or 13.9%), Leisure and Entertainment ($3.5 million or 43.2%) and Internet/Portals ($2.6 million or 216.7%). Those increases were however partially offset by decreases in the following segments: Broadcasting ($8.7 million or -34.1%), Newspapers ($2.9 million or -4.0%) and Business Telecommunications ($0.7 million or -6.2%). In the Interactive Technologies and Communications segment, operating income was stable at $0.8 million.
     Net income was $58.4 million in the fourth quarter of 2005, compared with $49.1 million in the same period of 2004. The $9.3 million (18.9%) increase was mainly due to the growth in operating income and the decrease in financial expenses, which more than offset the impact of the increase in the income tax expense. The decrease in financial expenses and the increase in the income tax expense were due primarily to the factors noted above in the discussion of the annual results.
Segment Analysis
     The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Pursuant to the indentures, the Interactive Technologies and Communications subsidiary, Nurun, has been designated an “Unrestricted Subsidiary.” Following the privatization of Canoe in September 2004, its designation was changed from “Unrestricted Subsidiary” to “Restricted Subsidiary.” For the purpose of reporting the financial condition and operating results of the Company and its Restricted Subsidiaries, the figures for 2003 and 2004 have been reorganized to retroactively reflect the new designation.
     Restricted Subsidiaries
     In 2005, the Company and its Restricted Subsidiaries generated revenues of $2.64 billion, compared with $2.41 billion in 2004, and operating income of $729.7 million, compared with $694.9 million in 2004.
Cable segment
     In 2005, the Cable segment generated revenues of $1.0 billion, compared with $871.6 million in 2004, an increase of $130.4 million (15.0%).
     The revenues of Videotron’s illico Digital TV service, excluding related services, rose $54.8 million (39.5%) to $193.5 million in 2005. The strong performance of illico Digital TV in 2005 more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $41.5 million (7.2%) to $618.3 million due to the impact of customer base growth, higher rates, sales of more lucrative packages, the favourable impact of the introduction of the illico on Demand service, and increased pay-per-view revenues. These favourable factors were partially offset by decreased revenues from equipment rentals and other sources.
     At the end of 2005, illico Digital TV had a customer base of 474,600, compared with 333,700 at the end of 2004 (see Table 1). The 140,900 (42.2%) increase is the largest annual customer base growth, in absolute terms, since the launch of the service at the beginning of 1999. By comparison, illico Digital TV recruited 69,200 and 92,800 new customers in 2003 and 2004 respectively. In the fourth quarter of 2005 alone, illico Digital TV recruited 50,000 customers, the largest quarterly increase, in absolute terms, since 1999. As of December 31, 2005, illico Digital TV had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 31.5%, compared with 23.0% a year earlier.
     Videotron’s analog cable television services had a net decrease of 87,400 customers in 2005, compared with decreases of 76,100 and 64,400 in 2003 and 2004 respectively (see Table 1). The combined customer base for all of Videotron’s cable television services increased by 53,500 in 2005, compared with a decrease of 6,900 in 2003 and an increase of 28,400 in 2004 (see Table 1). In the fourth quarter of 2005, analog cable television services lost 15,500 customers. The combined customer base for all cable television services thus increased by 34,500 in the fourth quarter of 2005. The increases of 53,500 customers in 2005 and 34,500 in the fourth quarter of 2005 are the largest annual and quarterly net growth numbers for cable television services since 1999.
Table 1
Customer base for cable television services
     Videotron’s Internet access services registered continued growth in 2005, posting revenues of $270.8 million, a $48.3 million (21.7%) increase over 2004. The improvement was mainly due to customer growth. The number of customers for cable Internet access services stood at 638,000 at the end of 2005, an increase of 135,400 (26.9%) from the end of 2004 (see Table 2). By comparison, the number of customers for the service increased by 101,200 in 2003 and 96,300 in 2004. In the fourth quarter of 2005, the number of customers for cable Internet services increased by 50,300 or 8.5%. The increases of 135,400 customers in 2005 and 50,300 in the fourth quarter of 2005 are the largest annual and quarterly growth numbers, in absolute terms, since the service was launched in 1998.
Table 2
Customer base for cable Internet access services

     Videotron’s Internet telephone service was officially launched at the beginning of 2005. The number of customers grew substantially during each quarter of 2005 and stood at 163,000 at the end of 2005. In the fourth quarter of 2005, 67,000 new customers subscribed to the service, a 69.8% increase (see Table 3). The Internet telephone service generated total revenues of $21.1 million in 2005.
TABLE 3
Customer base for cable telephone service
     Videotron’s net monthly ARPU increased by $5.36 (11.5%) to $51.86 in 2005, compared with $46.50 in 2004. By comparison, ARPU increased by $2.82 (6.5%) in 2004.
     Le SuperClub Vidéotron registered revenues of $55.4 million in 2005. The $7.1 million (14.6%) increase mainly reflects the impact of the acquisition of Jumbo Entertainment Inc. (“Jumbo Entertainment”) in July 2004, as well as higher retail sales, the opening of two new stores, and an increase in the number of franchises. These factors were partially offset by a decrease in rental revenues.
     The Cable segment generated total operating income of $382.0 million in 2005, compared with $341.2 million in 2004. The $40.8 million (12.0%) rise was due primarily to customer growth and the improved profitability of Videotron’s services as a result of increases in some rates. These favourable factors offset the negative impact on profitability of increases in some operating expenses, including labour, advertising and promotion costs, some royalty expenses, and statutory contributions. The new Internet telephone service launched at the beginning of 2005 accounted for a large portion of the increase in operating costs.
     The operating income of Le SuperClub Vidéotron increased by $1.3 million (9.8%) to $14.5 million, mainly because of the impact of the acquisition of Jumbo Entertainment, as well as the favourable effect of the increase in revenues.
     The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 38.1% in 2005, compared with 39.1% in 2004.
     Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 4 below shows operating income before the cost of subsidies granted to customers on equipment sales and their impact on the segment’s results.

Table 4: Cable segment
Operating income
(in millions of Canadian dollars)

	2003	2004	2005

Operating income before cost of equipment subsidies to customers	$310.9	$377.9	$418.7
Cost of equipment subsidies to customers	(35.6)	(36.7)	(36.7)

Operating income	$275.3	$341.2	$382.0

     Free cash flow from operations amounted to $163.9 million in 2005, compared with $189.0 million in 2004, a $25.1 million decrease (see Table 5). A $43.7 million increase in cash flows from continuing operating activities, including the favourable impact of the increase in operating income, and a $13.6 million improvement in the net change in non-cash balances related to operations, were offset by a $68.7 million increase in additions to property, plant and equipment as a result of investment in the network, including investments made in connection with the cable telephony project.
Table 5: Cable segment
Free cash flow from operations
(in millions of Canadian dollars)

	2003	2004	2005

Cash flow from operating activities before undernoted item	$220.4	$291.7	$321.8
Net change in non-cash balances related to operations	(45.2)	19.0	32.6

Cash flow from operating activities	175.2	310.7	354.4
Additions to property, plant and equipment	(90.3)	(123.1)	(191.8)
Proceeds from disposal of assets	3.8	1.4	1.3

Free cash flow from operations	$88.7	$189.0	$163.9

     In the fourth quarter of 2005, the Cable segment recorded revenues of $278.0 million, compared with $231.2 million in the same period of the previous year, an increase of $46.8 million (20.2%). The segment’s operating income grew by $12.2 million (13.9%) to $99.9 million. The higher quarterly revenues and operating income were essentially due to the factors noted above in the discussion of the annual results. ARPU was $55.09 in the fourth quarter of 2005, an increase of $7.16 (14.9%) from $47.93 in the same period of 2004. Le SuperClub Vidéotron’s revenues increased by $2.4 million (15.7%) to $17.4 million and its operating income by $0.7 million (17.4%) to $4.8 million in the fourth quarter of 2005.
     The Cable segment’s average operating margin for all operations was 35.9% in the fourth quarter of 2005, compared with 37.9% in the same period of 2004.
     The operations of Videotron Telecom (Business Telecommunications segment) have been incorporated into the Cable segment since January 1, 2006. The Cable segment now includes a new division called Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting, and cable television services.

     On September 20, 2005, Videotron announced a strategic agreement with Rogers Wireless, a subsidiary of Rogers Communications Inc., which should enable Videotron to offer its customers wireless telephone service in the second half of 2006. The launch of Videotron’s own wireless service will meet consumer demand for one-stop shopping for telephone (land line and wireless), cable television and Internet access services.
     With respect to labour relations, Videotron signed agreements with its employees on June 14, 2005, extending its collective agreements until 2009 in the Montréal and Québec City areas, until 2010 in Saguenay-Lac-Saint-Jean, and until 2011 in Gatineau. The agreements enhance Videotron’s competitive position by giving it the increased operational flexibility it needs to invest in network modernization and new product launches.
     Videotron twice increased download speeds on its basic cable Internet access service, first from 128 kbps to 300 kbps on March 7, 2005, and then from 300 kbps to 600 kbps on January 16, 2006. On the Extreme High-Speed service, download speeds were increased from 6.5 mbps to 10 mbps on January 16, 2006.
     In March 2005, illico Digital TV announced the introduction of the new Hispano package, which includes five major international Spanish-language services and the popular Italian channel Telelatino.
     On January 24, 2005, Videotron and Videotron Telecom launched an IP-based telephone service on Montréal’s South Shore. Videotron became the first major cable company in Canada to offer consumers residential telephone service over cable. Following strong consumer acceptance of the new product on the South Shore, Videotron rolled out the service in Laval (March 29), Montréal West Island (May 25), the Québec City area (July 11), the rest of the Island of Montréal (August 17) and on Montréal’s North Shore (November 24). As of December 31, 2005, Videotron had 163,000 customers for its residential telephone service in the Montréal, Laval and Québec City areas. When announcing the Québec City roll-out, Videotron also unveiled plans to invest $29.0 million by the end of 2006 to upgrade its network and add bandwidth in the Québec City area.
Newspapers segment
     The revenues of the Newspapers segment increased by $27.5 million (3.1%) to $915.6 million in 2005, compared with $888.1 million in 2004. Advertising revenues grew by 4.5%, primarily as a result of higher total volumes. Distribution revenues also rose, while revenues from circulation and commercial printing decreased by 3.5% and 2.9%, respectively. The revenues of the urban dailies grew by $14.5 million (2.2%) in 2005. The free dailies 24 heures Montréal Métropolitainmc in Montréal and 24 Hours in Toronto and Vancouver accounted for $8.6 million of the increase. At the community newspapers, revenues rose by $19.5 million (7.2%).
     Operating income decreased $5.6 million (-2.5%) from $227.8 million in 2004 to $222.2 million in 2005. At the urban dailies (excluding the free dailies), operating income decreased by $12.5 million (-6.6%). The revenue growth did not entirely offset increases in operating costs, including labour, distribution, promotion and marketing costs. The operating losses of the free dailies rose by $1.8 million from $12.2 million in 2004 to $14.0 million in 2005. The increase in the operating loss attributable to the launch of 24 Hours in Vancouver in 2005 outweighed the decrease in the operating losses of the other free dailies. At the community newspapers, operating income increased by $9.0 million (14.3%), mainly because of the higher revenues, which were partially offset by higher operating and circulation costs.
     The Newspapers segment generated free cash flow from operations of $107.9 million in 2005, compared with $159.2 million in 2004, a decrease of $51.3 million (see Table 6). The decrease was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print products including Le Journal de Montréal, The Toronto Sun and The London Free Press.

Table 6: Newspapers segment
Free cash flows from operations
(in millions of Canadian dollars)

	2003	2004	2005

Cash flows from continuing operating activities before undernoted item	$199.8	$187.1	$184.6

Net change in non-cash balances related to operations	25.2	(9.7)	(3.2)

Cash flows from continuing operating activities	225.0	177.4	181.4

Additions to property, plant and equipment	(14.3)	(18.8)	(74.0)

Proceeds from disposal of assets	0.3	0.6	0.5

Free cash flows from operations	$211.0	$159.2	$107.9

     In the fourth quarter of 2005, the revenues of the Newspapers segment amounted to $242.8 million, compared with $247.2 million in the same period of 2004. The $4.4 million (-1.8%) decline was caused primarily by decreases of 9.0% and 0.7% in circulation and advertising revenues respectively, due in large part to the impact on operating results of an extra week in the fourth quarter of 2004. Operating income totalled $69.3 million, compared with $72.2 million in the same period of 2004, a $2.9 million (-4.0%) decrease attributable to the lower revenues and to increases in some operating expenses. The free dailies increased their revenues by $0.7 million and reduced their operating losses by $1.7 million in the fourth quarter of 2005 in comparison with the third quarter.
     In the third quarter of 2005, Quebecor Media announced an investment of more than $110.0 million to relocate and modernize the Journal de Montréal printing plant. The project involves construction of a printing plant with a total floor area of more than 200,000 square feet in Saint-Janvier-de-Mirabel, north of Montréal, and the acquisition of three new printing presses and new shipping and inserting equipment. Construction began on September 9, 2005, and should be completed by the spring of 2007.
     Another major investment was also announced for construction of a new printing plant in Islington in the Greater Toronto Area at a cost of $110.0 million. The new facility, to be operated by Quebecor Media and Quebecor World, will facilitate consolidating some of Quebecor World’s printing operations in Ontario and strengthen Quebecor Media’s Toronto properties. The two new printing plants should be fully operational by 2007. Management has not yet completed its analysis of the impact of the two projects on work-force reduction costs or adopted a plan in this regard.
     Sun Media acquired the assets of five community newspapers in 2005: the Morinville Mirror and Redwater Tribune in Alberta, as well as The Weekender, L’Horizon and The Londoner in Ontario. The total value of the above transactions was $1.8 million. Sun Media also acquired the Journal La Vallée in exchange for the Beauport Express and a cash consideration of $0.3 million. This transaction was recognized at the book value of the transferred net assets.
     In March 2005, Sun Media launched 24 Hours in Vancouver in partnership with Great Pacific Capital Partnership, owned by The Jim Pattison Group. Sun Media’s third free daily, after the newspapers in Montréal and Toronto, is a new advertising product that offers national advertisers a more attractive vehicle.
Broadcasting segment
     The Broadcasting segment reported revenues of $401.4 million in 2005, compared with $358.0 million in 2004, a $43.4 million (12.1%) increase. Revenues from broadcasting operations rose by $35.6 million (13.1%) due to higher advertising revenues, including revenues from the Sun TV television station, the LCN channel, and the new Mystère and argent channels, as well as higher commercial production revenues. Distribution revenues rose by $8.5 million, primarily because of revenues generated by the video release of White Noise, the success of the theatrical release of the Québec feature C.R.A.Z.Y., the DVD released by comic Lise Dion, and the DVD of the television series Le coeur a ses raisons. Publishing revenues increased by $0.9 million in 2005.
     Operating income totalled $53.0 million in 2005, compared with $80.5 million in 2004, a decrease of $27.5 million (-34.2%). Operating income from broadcasting operations declined by $12.9 million in 2005, mainly as a result of the operating losses at Sun TV and the newly launched specialty channels Mystère and argent. The increase in revenues from comparable operations was partially offset by an increase in operating costs, including programming. Distribution operations generated $0.3 million in operating income in 2005, compared with a $1.8 million operating loss in 2004. The $2.1 million improvement was mainly due to the success of the films White Noise and C.R.A.Z.Y. Operating income from publishing operations declined by $15.4 million in 2005, primarily as a result of increased investment in content, advertising and marketing at the weekly magazines in response to increased competition.
     In the fourth quarter of 2005, the Broadcasting segment’s revenues were $119.6 million, a $13.2 million (12.4%) increase. Operating income decreased by $8.7 million (-34.1%) to $16.8 million. The increase in quarterly revenues and the decrease in operating income were due to essentially the same factors as those noted above in the discussion of the annual results.
     In 2005, TVA Group changed the name of its general-interest television station in Toronto, acquired in December 2004, from Toronto 1 to Sun TV. The new name reflects the closer ties that will be established between Sun TV and Quebecor Media’s properties in the Toronto market, particularly the daily The Toronto Sun, the free daily 24 Hours, and the Internet portal canoe.ca.
     During the fall season, from September 5 to December 18, 2005, the TVA Network had 19 of the 20 top-rated shows in Québec. The Star Académie 2005 Sunday-evening galas attracted an average of 2,377,500 viewers. According to BBM People Meter survey results, the TVA Network had an audience share of 31% during the period; its audience share again exceeded that of its two main rivals, Radio-Canada (15%) and TQS (13%), combined.
     On July 6, 2005, TVA Group repurchased 3,449,199 Class B Non Voting Shares for a cash consideration of $76.0 million under its substantial issuer bid dated May 19, 2005. The share repurchase was financed using TVA Group’s revolving credit facility, which was increased by $65.0 million to $160.0 million during the second quarter of 2005 pursuant to an amendment to the credit agreement. During the 12-month period ended December 31, 2005, a total of 3,739,599 Class B Non-Voting Shares were repurchased under TVA Group’s share repurchase and cancellation program and under its substantial issuer bid. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased by 5.5 percentage points, from 39.7% on January 1, 2005 to 45.2% as of December 31, 2005.
     On May 12, 2005, the TVA Network signed a new five-year agreement with the Just for Laughs Group granting TVA Group exclusive broadcasting rights to content from the humour production company until 2010.
     On February 21, 2005, TVA Group launched argent, the first French-language all-business channel in North America. The service carries business, financial, economic and market news.
Leisure and Entertainment segment
     In 2005, the Leisure and Entertainment segment’s revenues totalled $255.4 million, a $13.7 million (5.7%) increase from $241.7 million in 2004. The Books division’s revenues increased by 17.6% due to the strong performance of all the publishing houses in the Éditions Quebecor Média family, which released a number of best-selling titles in 2005, and the strong results of academic publisher CEC Publishing Inc., which we refer to as CEC Publishing. Archambault Group’s revenues rose 3.3% in comparison with the previous year. Retail sales grew by 9.3% as a result of improved sales of books and videos, combined with the impact of the addition of three new stores in Gatineau, Boucherville and Québec City in 2005. This increase was partially offset by a decrease in distribution revenues as a result of delays in the marketing and sales of CDs by some artists.

     The segment’s operating income was $27.0 million in 2005, compared with $22.7 million in 2004. The $4.3 million (18.9%) increase was mainly attributable to the Books segment and was due primarily to the increase in the segment’s revenues. The positive impact on operating income of strong retail sales at Archambault Group was more than offset by the negative impact of delays in realizing distribution revenues.
     In the fourth quarter of 2005, the revenues of the Leisure and Entertainment segment totalled $87.7 million, compared with $81.0 million in the same period of 2004, an increase of $6.7 million (8.3%). Archambault Group’s revenues grew by 5.8%, mainly because of the addition of the three new stores, while the Books segment’s revenues increased by 28.9%, primarily as a result of sales of bestsellers. The segment’s operating income increased by $3.5 million (43.2%) to $11.6 million, primarily as a result of the higher revenues.
     In December 2005, Quebecor Media closed the acquisition of Sogides for cash consideration of $24.0 million, and an additional contingent amount of $5.0 million payable upon on the satisfaction of specific conditions in 2008. Sogides is a major Québec book publishing and distribution group which owns the publishing houses Les Éditions de l’Homme, Le Jour, éditeur, Les Éditions Utilis, Les Presses Libres and Le Groupe Ville-Marie Littérature (which includes l’Hexagone, VLB Éditeur and Typo), and the distributor Messageries A.D.P., which distributes more than 120 Québec and foreign publishing houses. With this acquisition, Quebecor Media will be able to offer a more complete selection of Québec books and promote Québec writers in Europe through the Sogides network on that continent.
     Archambault Group opened three retail locations selling cultural and entertainment products during 2005: one store was opened in Gatineau in February, another in Boucherville, on Montréal’s South Shore, in October, and the third in the Galeries de la Capitale in Québec City in December. The addition of the three outlets brings the total number of stores in the Archambault chain to 15.
     The Books segment benefited from strong bookstore sales by a number of best-selling titles in 2005, including Briser le silence, a biography of Nathalie Simard by Michel Vastel, published by Les Éditions Libre Expression (221,000 copies sold); Les aliments contre le cancer by Dr. Richard Béliveau, published by Les Éditions du Trécarré (141,000 copies); Les recettes de Janette by Janette Bertrand, published by Les Éditions Libre Expression (125,000 copies); Le Guide de l’auto, published by Les Éditions du Trécarré (123,000 copies); and En toutes lettres, a biography of Jacques Demers by Mario Leclerc, published by Les Éditions Internationales Alain Stanké (68,000 copies).
Business Telecommunications segment
     In 2005, Videotron Telecom reported revenues of $102.1 million, compared with $78.6 million in 2004, a $23.5 million (29.9%) increase due mainly to a $10.7 million increase in revenues from telephone services, generated primarily by the IP-based telephone service Videotron has been offering since January 2005; a $6.2 million increase in server hosting and management revenues under the outsourcing contract with Quebecor World; a $4.2 million increase in revenues from network solutions; and a $1.5 million increase in Internet revenues.
     Operating income increased by $8.7 million (38.5%) to $31.3 million in 2005, compared with $22.6 million in 2004. The additional revenues generated by the residential telephone service and the outsourcing contract signed with Quebecor World in July 2004 had a positive impact on operating income.
     In the fourth quarter of 2005, Videotron Telecom’s revenues grew by $6.9 million (30.7%) to $29.4 million, mainly because of a $4.2 million increase in revenues from telephone services and a $2.0 million increase in revenues from network solutions. Operating income decreased by $0.7 million (-6.2%) from $11.3 million in the fourth quarter of 2004 to $10.6 million in the same period of 2005, mainly because of the impact of the reversal of certain reserves in 2004, after a favourable settlement of a dispute over access rights to office buildings in Ontario.
Internet/Portals segment
     The revenues of the Internet/Portals segment totalled $50.0 million in 2005, a $15.5 million (44.9%) increase from $34.5 million in 2004. The revenues of the Progisia Informatique consulting division increased by 83.5% in 2005, largely because of work done for Quebecor Media subsidiaries. At the general-interest portals, revenues grew by 53.1%, primarily as a result of strong revenues from advertising sales and other sources, including site creation, keyword sales and e-commerce services. Revenues increased by 18.3% at the special-interest portals, due primarily to revenue growth at jobboom.com.
     Operating income more than doubled from $4.5 million in 2004 to $10.5 million in 2005. The $6.0 million (133.3%) increase was due primarily to the increase in revenues.
     In the fourth quarter of 2005, Canoe’s revenues totalled $14.4 million, compared with $10.4 million in the same period of 2004. The performance of the Progisia Informatique subsidiary and the general-interest portals accounted for most of the $4.0 million (38.5%) increase. Operating income more than tripled to $3.8 million in the fourth quarter of 2005, compared with $1.2 million in the same period of 2004, mainly because of the increase in revenues.
     In 2005, Canoe expanded its family of portals with the launch of micasa.ca, a site for buying and selling real estate. After its official launch in September 2005, micasa.ca quickly became the most popular real estate site in Québec with 536,000 unique visitors (source: comScore MediaMetrix, “All locations,” September 2005). The micasa.ca site is Québec’s only complete real estate site intended for both agents and the public.
     During 2005, Canoe launched a new version of its La Toile du Québec (toile.com) site, a new Webfin Argent site, in collaboration with TVA Group’s argent digital specialty channel, the Défi Santé site, and the French-language Canoë Santé site. Canoe also launched Web sites for Sun Media’s three free dailies, 24 heures Montréal Métropolitainmc in Montréal and 24 Hours in Toronto and Vancouver, and created six new sites for the English-language urban dailies published by Sun Media. Canoe also developed and launched the site for the third season of the TVA Network’s Star Académie series. Finally, Canoe launched other value-added services and enriched the content of both its general-interest and special-interest portals.
Unrestricted Subsidiary
     Nurun, in the Interactive Technologies and Communications segment, has been designated as the Company’s only Unrestricted Subsidiary under the indentures governing its Senior Notes and Senior Discount Notes.
Interactive Technologies and Communications segment
     In 2005, the revenues of the Interactive Technologies and Communications segment amounted to $65.1 million, compared with $51.9 million in 2004. The $13.2 million (25.4%) increase was due to the recruitment of new customers in the government market, as well as in North America and Europe, increased sales to existing customers, and the contribution of Atlanta-based Ant Farm Interactive llc (“Ant Farm Interactive”), acquired in April 2004.
     The segment’s operating income increased by $1.6 million (69.6%) from $2.3 million in 2004 to $3.9 million in 2005, mainly because of revenue growth resulting from business development and the acquisition of Ant Farm Interactive, which more than offset increases in some operating costs.
     In the fourth quarter of 2005, the Interactive Technologies and Communications segment’s revenues were $16.2 million, a $1.5 million (10.2%) increase from $14.7 million in the same period of 2004. The improvement was due mainly to new customers in government markets and in Europe. The segment’s operating income was substantially unchanged at $0.8 million.
     On September 28, 2005, Nurun signed a letter of intent to acquire China Interactive, a Chinese interactive marketing firm. The closing of the transaction was announced on January 23, 2006. The acquisition will further expand Nurun’s ability to deliver all its services to customers the world over, including the high-potential Asian market. With an experienced executive team of local Chinese marketing and design professionals, China Interactive fulfills a need in a high-growth and value-added sector. Since 2000, China Interactive has worked with many prestigious companies and organizations such as Pepsi, L’Oréal, FAW-VW Audi, FAW-VW Volkswagen, Chivas Regal, Malibu, JCDecaux and Philips.

     In May 2005, Nurun made a $1.3 million payment in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets.
     On February 24, 2005, Nurun announced a normal course issuer bid in order to repurchase up to 1,665,883 Common Shares for cancellation on the open market (or approximately 5% of Nurun’s issued and outstanding Common Shares) between March 1, 2005 and February 28, 2006. During the 12-month period ended December 31, 2005, a total of 377,600 Common Shares were repurchased for a cash consideration of $0.8 million. The repurchases increased Quebecor Media’s interest in Nurun by 0.6 percentage points, from 57.3% as of January 1, 2005 to 57.9% as of December 31, 2005.
     In March 2005, Nurun sold its remaining 9.6% interest in Mindready Solutions Inc. (“Mindready Solutions”) for a cash consideration of $0.4 million. The purchaser held an option, which expired June 27, 2005, to buy the 1.2 million shares Nurun still held in Mindready Solutions for $1.165 per share, less the special cash distribution of $1.1 million paid to Nurun on August 18, 2004. Nurun also received $3.4 million in final payment of the 6.75 million Common Shares of Mindready Solutions sold by Nurun under the partial takeover bid that closed May 27, 2004.
Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
     Quebecor Media recorded revenues of $2.46 billion in 2004, an increase of $164.3 million (7.1%). All of the Company’s business segments without exception reported higher revenues: revenues rose $66.6 million (8.3%) in the Cable segment, $42.2 million (5.0%) in the Newspapers segment, $36.7 million (17.9%) in the Leisure and Entertainment segment, $17.1 million (5.0%) in the Broadcasting segment, $7.1 million (15.8%) in the Interactive Technologies and Communications segment, $6.3 million (22.3%) in the Internet/Portals segment, and $0.9 million (1.2%) in the Business Telecommunications segment.
     Operating income grew $85.4 million (14.0%) in 2004 from $611.8 million to $697.2 million, mainly because of a $65.9 million (23.9%) increase in operating income in the Cable segment due primarily to customer base growth and the increased profitability of the segment’s services. Higher operating income was also recorded by the Business Telecommunications segment ($8.2 million or 56.9%), Leisure and Entertainment segment ($8.0 million or 54.4%), Newspapers segment ($3.0 million or 1.3%), Internet/Portal segment ($1.4 million or 45.2%), and Interactive Technologies and Communications segment ($1.2 million or 109.1%), more than offsetting a decrease in one segment, Broadcasting ($1.0 million or -1.2%).
     Quebecor Media’s net income was $88.2 million in 2004, compared with $203.9 million in the previous year. Excluding unusual items, including a $153.7 million gain recognized in 2003 on the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom, net income rose by $26.2 million (45.5%) in 2004, mainly because of the increase in operating income, which was partially offset by higher financial expenses and income tax expense.
     The amortization charge was relatively stable at $225.9 million in 2004, compared with $226.6 million in 2003.
     Financial expenses totalled $314.6 million in 2004, compared with $300.1 million in 2003. The $14.5 million increase reflects the recording of a $6.8 million loss on the value of a financial instrument which ceased to be effective (according to the criteria established under accounting standards) and a $1.2 million foreign-exchange loss on the unhedged portion of the long-term debt, compared with recognition of a $22.0 million gain in 2003. The impact of these factors was partially offset by a decrease in financial expenses resulting from lower debt levels and other factors.
     Quebecor Media recorded a $2.8 million charge (including $2 million in the Business Telecommunications segment) for restructuring of operations, impairment of assets and other special charges in the 2004 fiscal year, compared with $1.8 million in 2003.
     The Company recorded a gain on disposal of businesses and other assets of $9.3 million in 2004 resulting mainly from the transfer of Sun Media’s 29.9% interest in CP24 as consideration in respect to the acquisition of television station Toronto 1 (now Sun TV). In 2003, a $1.1 million loss was recorded for this item.

     In 2004, the Company recorded a $4.8 million loss on debt refinancing and on the repurchase of Preferred Shares of a subsidiary resulting from recognition of financial instruments at fair value following refinancing by Videotron in October 2004. In 2003, the Company recorded a net gain on debt refinancing of $144.1 million, including a gain of $153.7 million, without any tax consequences, realized on the repurchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom, and a gain of $7.5 million on the refinancing of Sun Media in February 2003, which were partially offset by a $17.1 million loss related to the refinancing of Videotron in October 2003.
     Income tax expense increased by $49.9 million in 2004, mainly as a result of higher pre-tax income (excluding the $153.7 million net gain, without any tax consequences) and the recognition in 2003 of previously unrecorded tax benefits totalling $45.0 million, compare with $23.7 million in 2004.
Cable segment
     The Cable segment recorded revenues of $871.6 million in 2004, a $66.6 million (8.3%) increase. Internet access services and the illico Digital TV service, excluding related services, realized revenue increases of $39.2 million and $52.5 million for growth rates of 21.4% and 60.9%, respectively, more than compensating for lower revenues from analog cable television and other services. The combined revenues of all cable television services increased by $17.9 million (3.2%).
     The customer base for Videotron’s cable Internet access and illico Digital TV services grew by 96,300 (23.7%) and 92,800 (38.5%) respectively in 2004 to 502,600 and 333,700. Videotron recorded a net gain of 28,400 customers for all its cable television services combined in 2004, after posting a net loss of 7,000 customers in 2003. Videotron’s net monthly ARPU rose 6.5% to $46.50 in 2004 compared with $43.68 in 2003.
     The Cable segment generated total operating income of $341.2 million. The $65.9 million (23.9%) increase was due primarily to the increase in the customer base, higher rates, lower operating costs, lower bandwidth costs because of the renegotiation of the service agreement with Videotron Telecom, and the reversal of reserves for legal disputes concerning copyrights and royalties. These favourable factors more than offset the impact on profitability of decreases in other revenues and increases in some operating expenses, including advertising and promotion costs. The segment’s operating margin, stated as a percentage, increased to 39.1% in 2004 compared with 34.2% in the previous year.
     Le SuperClub Vidéotron registered revenues of $48.3 million. The $8.0 million (19.8%) increase was mainly due to the favourable impact of the acquisition of Jumbo Entertainment. Higher royalties and annual fees, strong results at the Microplaytm video game stores, and higher retail revenues were also factors. Le SuperClub Vidéotron generated operating income of $13.2 million in 2004. The $3.9 million (41.9%) increase was mainly due to the recognition in 2003 of a charge related to the shortening of the amortization period for videocassettes, as well as the impact of the acquisition of Jumbo Entertainment and the higher revenues.
     The Cable segment generated free cash flow from operations of $189.0 million in 2004 compared with $88.7 million in 2003, a $100.3 million increase. The additional $135.0 million contribution from operating activities (including $65.9 million from higher operating income and $64.2 million from decreased use of funds for non-cash balances related to operations) more than offset the $32.8 million increase in additions to property, plant and equipment related to network expansion and upgrading programs, and the development of new services.
     In 2004, Videotron twice upgraded file transfer speeds on its High-Speed and Extreme High-Speed Internet services. These services now support download speeds of 5.1 mbps and 6.5 mbps respectively, faster by 65% and 63% than the previous speeds of 3.1 mbps and 4.0 mbps.
Newspapers segment
     The Newspapers segment’s revenues increased by $42.2 million (5.0%) to $888.1 million in 2004, primarily as a result of increases of 5.5% in advertising revenues, 3.0% in circulation revenues and 7.7% in distribution revenues. The favourable impact of the acquisition of the assets of Annex Publishing & Printing Inc. (“Annex Publishing & Printing”), which closed in November 2003, accounted for $13.0 million of the increase in revenues in 2004. Operating income rose

$3.0 million (1.3%) to $227.8 million in 2004. The performance of the urban dailies and community newspapers, combined with the acquisition of Annex Publishing & Printing, more than offset the $7.1 million increase in the operating losses of the free dailies 24 heures Montréal Métropolitainmc in Montréal and 24 Hours in Toronto. The launch of the Toronto paper in 2003 and the introduction of a new concept for the Montréal paper accounted for the larger losses.
     In 2004, Sun Media generated $159.2 million in free cash flow from operations, compared with $211.0 million in 2003, a $51.8 million decrease. The change in non-cash balances related to operations translated into a $9.7 million injection in 2004, whereas it generated $25.2 million in 2003, a negative variation of $34.9 million. The decline in free cash flow from operations was also due to current income tax credits received in 2003.
Broadcasting segment
     The Broadcasting segment generated revenues of $358.0 million in 2004, a $17.1 million (5.0%) increase. Revenues from broadcasting operations grew by $25.6 million, primarily as a result of higher advertising revenues, which more than offset a decrease in revenues from distribution and publishing operations. Operating income was $80.5 million compared with $81.5 million in the 2003 fiscal year. The impact of the increase in revenues was more than offset by higher operating costs and the investments made in the Toronto 1 (now Sun TV) television station, the launch of the Mystère digital specialty channel in October 2004, and two new magazines. On December 2, 2004, TVA Group and Sun Media closed the acquisition of the analog television station Toronto 1 to position Quebecor Media strategically in the Toronto market, the largest television market in Canada and one of the largest advertising markets in North America.
Leisure and Entertainment segment
     The Leisure and Entertainment segment recorded total revenues of $241.7 million in 2004, an increase of $36.7 million (17.9%). The revenues of Archambault Group rose 14.3% on the strength of a 25.6% increase in revenues from distribution and recording operations and an 8.9% increase in retail sales. Higher figures recorded for CEC Publishing due to the increase in the Company’s interest in the business from 50% to 100% and the favourable impact of the education reform on Québec in book sales were also a factor in the higher revenues. The Leisure and Entertainment segment generated total operating income of $22.7 million in 2004, an increase of $8.0 million (54.4%), resulting from the increased interest in CEC Publishing and the improved profitability of Archambault Group. In November 2004, Archambaul Group announced a partnership with Warner Music France to launch Groupe Archambault France S.A.S., a new producer, publisher and distributor of cultural content in Europe.
Business Telecommunications segment
     The Business Telecommunications segment increased its revenues by $0.9 million (1.2%) to $78.6 million in 2004. A decrease in revenues from traditional services was offset by an outsourcing breakthrough with the signing of a major contract with Quebecor World to host and manage servers and communications software for North America and to provide other services. The contract generated $9.2 million in revenues in the second half of 2004, which more than made up for the decrease in revenues caused by the renegotiation of the service agreement with Videotron and other factors. Operating income increased $8.2 million (56.9%) to $22.6 million in 2004. The impact on operating profits of the outsourcing contract with Quebecor World more than offset decreases in other services. For the year as a whole, Videotron Telecom recorded higher gross margins, realized economies through work-force reductions, and achieved a favourable settlement of a dispute over access rights to office buildings in Ontario, thus reversing a reserve held for that purpose. In 2003, operating income was affected by the recognition of dispute settlement costs.
Interactive Technologies and Communications segment
     The revenues of the Interactive Technologies and Communications segment increased by $7.1 million (15.8%) to $51.9 million in 2004, mainly as a result of the impact of the acquisition of Ant Farm Interactive in April 2004 and higher revenues at most offices because of new contracts. The segment’s operating income more than doubled from $1.1 million in 2003 to $2.3 million in 2004 due to the increase in revenues and better cost control. In May 2004, in response to a partial takeover bid for Mindready Solutions, Nurun sold its interest in the subsidiary. In April 2004, Nurun closed the acquisition of Ant Farm Interactive, an interactive marketing agency located in Atlanta (Georgia).

Internet/Portals segment
     In 2004, the revenues of the Internet/Portals segment totalled $34.5 million, a $6.3 million (22.3%) increase. Revenues from the special-interest portals, Progisia Informatique and the general-interest portals grew by $3.5 million, $1.5 million and $1.2 million respectively. Canoe’s operating income rose by $1.4 million (45.2%) to $4.5 million in 2004, largely as a result of the strong performance of its general-and special-interest portals, particularly jobboom.com. In 2004, Quebecor Media acquired all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe Inc. (“Netgraphe”) through a wholly owned subsidiary. Netgraphe was subsequently delisted from the Toronto Stock Exchange.
Liquidity and Capital Resources
Sources and Uses of Liquidity and Capital Resources
The Company’s primary sources of liquidity and capital resources are:
•	funds from operations; and

•	access to unused portions of its credit facilities.
The Company’s principal liquidity and capital resource requirements consist of:
•	capital expenditures to grow or upgrade its fixed assets;

•	servicing and repayment of debt, and servicing of other contractual obligations; and

•	business acquisitions.
     Operating Activities
     Cash flows from continuing operating activities amounted to $471.4 million, compared with $499.9 million in 2004, a $28.5 million decrease. The net change in non-cash balances related to operations used funds in the amount of $32.2 million in 2005, whereas it provided funds of $38.6 million in 2004. The unfavourable variance of $70.8 million more than offset the favourable impact of the increase in operating income and the decrease in interest on the long-term debt.
     At December 31, 2005, working capital was negative $109.1 million, compared with negative $21.9 million at the end of 2004, an unfavourable variance of $87.2 million resulting mainly from the use of temporary investments for investing and financing activities, an increase in dividends payable, and an increase in the additional amount payable.
     In 2004, cash flow provided by continuing operating activities totalled $499.9 million, an increase of $135.1 million from $364.8 million in 2003 due primarily to the $85.4 million rise in operating income and the positive contribution of non-cash balances related to operations, which generated funds of $38.6 million in 2004 and used funds in the amount of $17.5 million in 2003.
     At the end of the 2004 fiscal year, working capital was negative $21.9 million, compared with positive $52.9 million at the same point in 2003. The $74.8 million difference was mainly due to the use of funds to pay down long- term debt and to make prepayments on cross-currency swap agreements, as well as an increase in the additional amount payable to The Carlyle Group (see “— Contractual Obligations—The Carlyle Group” below).
     Financing Activities
     During the 2005 financial year, Quebecor Media’s consolidated debt (excluding the additional amount payable to The Carlyle Group) was reduced by $2.9 million.

     During the third quarter of 2005, Videotron closed a private placement of Senior Notes. The $205.1 million net proceeds were used, along with Quebecor Media’s cash assets, primarily to finance the repurchase of Senior Notes issued by the CF Cable TV subsidiary with a book value of $93.1 million, and to finance the repurchase of its Senior Notes and Senior Discount Notes with a book value of $167.7 million by Quebecor Media. TVA Group drew down $72.2 million on its revolving credit facility to finance the repurchase of its shares. The net increase in debt caused by the transactions described above and the effect of discount amortization were more than offset by the favourable impact of the exchange rate on the debt denominated in a foreign currency. The decrease in debt related to changes in the exchange rate was however offset by an equal increase in the value of the cross-currency swap agreements entered under “Other liabilities.”
     Because of the increase in the negative fair value of certain cross-currency swap agreements during 2005, Quebecor Media had to make prepayments totalling $75.9 million. These prepayments were financed from Quebecor Media’s cash assets and were applied against other liabilities related to the cross-currency swap agreements.
     On January 6, 2006, Quebecor Media signed an agreement for a long-term credit facility for the Canadian dollar equivalent of 59.4 million euros relating to the purchase of six rotary presses by Quebecor Media in 2005.
     On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing comprised two primary stages: (i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%); and (ii) refinancing of Quebecor Media’s credit facilities through new senior secured credit facilities comprised of a $125.0 million term loan A, maturing in January 2011, a US$350.0 million term loan B, maturing in January 2013, and a five-year $100.0 million revolving credit facility. The proceeds from the issuance of Quebecor Media’s new Senior Notes, the full drawings of its term loan A and term loan B, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and its cash and cash equivalents, and $40.0 million from Sun Media, drawn on a new credit facility), were used to finance the repurchase of substantially all of Quebecor Media’s existing notes, which will have the effect of reducing Quebecor Media’s annual financial expenses by nearly $80.0 million. Quebecor Media will recognize a loss on settlement of debt estimated at $206.0 million, net of income tax, including the amount by which the disbursements exceed the book value of the Notes and the cross-currency swap agreements, and the write-down of deferred financial expenses. The Senior Notes due 2016 were offered and sold on a private placement basis.
     On September 16, 2005, Videotron successfully closed a private offering of US$175.0 million aggregate principal amount of 6 3/8% Senior Notes due December 15, 2015, which were sold at a discount (99.5%) and result in an effective yield of 6.44% (the net interest rate in Canadian dollars, taking into account cross-currency swap agreements, is 6.05%). The net proceeds from the sale of the Senior Notes totalled US$174.1 million ($205.1 million), before transaction fees of $3.8 million. These Notes were offered and sold on a private placement basis. Pursuant to a registration rights agreement, Videotron filed a registration statement with respect to an exchange offer under which these privately placed notes were exchanged for notes registered with the SEC. Videotron completed this exchange offer in February 2006.
     On July 19, 2005, Quebecor Media, pursuant to partial tender offers announced June 20, 2005, purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Discount Notes, bearing interest at 11.125% and 13.750%, respectively. Quebecor Media paid a cash consideration of $215.3 million to purchase these notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. Quebecor Media therefore recognized a $60.8 million loss on settlement of debt in the third quarter of 2005, including the amount by which the disbursements exceeded the book value of the Notes and the cross-currency swap agreements, as well as the write-down of deferred financial expenses. The refinancing enabled Quebecor Media and its subsidiaries to take advantage of more advantageous interest rates.
     On July 15, 2005, Videotron repurchased all the outstanding 9 1/8% Senior Notes due 2007 issued by its CF Cable TV subsidiary for cash consideration of $99.3 million, including the cost of terminating the related cross-currency swap agreements. In connection with this transaction, Videotron recognized a $0.8 million gain on settlement of debt in the third quarter of 2005.

     In the second quarter of 2005, TVA Group amended the credit agreement governing its revolving credit facility. The maturity date was extended to June 15, 2010, and the amount of the facility was increased by $65.0 million to $160.0 million.
     During the 2004 financial year, Quebecor Media’s consolidated long-term debt and consolidated bank debt (excluding the additional amount payable to The Carlyle Group) were reduced by $212.2 million.
     The Company made net debt repayments totalling $163.8 million in 2004, including mandatory payments of $37.5 million and $3.5 million by Videotron and Sun Media respectively. As well, voluntary net repayments of bank credit facilities in the amount of $97.0 million and $25.8 million were made by Quebecor Media and Sun Media respectively. As a result of the issuance of new Senior Notes by Videotron on November 19, 2004, its debt level increased by $78.1 million as of that date. The positive impact of exchange rate fluctuations on the value of the debt denominated in foreign currency, partially offset by the effect of the amortization of discounts on the face value of debt, also contributed to debt reduction.
     Because of the appreciation of the Canadian dollar against the U.S. dollar, the Company had to make prepayments of $123.6 million in 2003 and $197.7 million in 2004 under its cross-currency swap agreements. These prepayments were financed from the Company’s cash assets and credit facilities, and were applied against other liabilities related to the cross-currency swap agreements.
     On November 19, 2004, Videotron closed a private offering of US$315.0 million aggregate principal amount of 6 7/8% Senior Notes due 2014 and amended the terms of its credit facilities. The new Notes formed a single series with the US$335.0 million aggregate principal amount of Senior Notes issued in October 2003. The new Notes were sold at a 5% premium to their face amount, resulting in gross proceeds of approximately US$331.0 million before accrued interest, and an effective interest rate of 6.15%.
     The net proceeds from the sale of the Notes were used to repay in full Videotron’s term loan of approximately $318.1 million and to pay a $54.6 million dividend to Quebecor Media. Concurrent with this offering, Videotron also amended the terms of its credit facilities to increase its revolving credit facility by $350.0 million to $450.0 million, increase its capacity to make future distributions to Quebecor Media, and extend the maturity of its revolving credit facility to 2009.
     On October 12, 2004, Sun Media’s credit facility was amended to reduce the interest rates applicable on U.S. dollar advances made under its term loan B credit facility by 0.25% per year, with the possibility of a further reduction under certain circumstances. As of December 31, 2004, the aggregate amount outstanding under the term loan B credit facility was $241.6 million. This reduction followed a similar reduction on December 2, 2003, whereby Sun Media’s credit facility was also amended to reduce the interest rates applicable on U.S. dollar advances made under its term loan “B” credit facility by 0.25% per year.
     Investing Activities
     Additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $426.0 million in 2005, compared with $293.6 million in 2004, a $132.4 million increase.
     Additions to property, plant and equipment amounted to $315.5 million in 2005, compared with $181.1 million in 2004. The $134.4 million increase was mainly due to instalment payments made under contracts to acquire six new presses, which will be used primarily to print Le Journal de Montréal, The Toronto Sun and The London Free Press, as well as investments by Videotron in its network, including investments made in connection with the cable telephony project, and investments in the Archambault chain of stores.
     Business acquisitions (including buyouts of minority interest) decreased by $2.0 million from $112.5 million in 2004 to $110.5 million in 2005.

     In the fourth quarter of 2005, Quebecor Media acquired Sogides for cash consideration of $24.0 million, and an additional contingent amount of $5.0 million payable upon on the satisfaction of specific conditions in 2008. In 2005, TVA Group repurchased 3,739,599 Class B Non-Voting Shares for a cash consideration of $81.9 million.
     Additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, increased by $86.2 million from $207.4 million in 2003 to $293.6 million in 2004.
     Additions to property, plant and equipment were $181.1 million in 2004, compared with $131.2 million in 2003. The $49.9 million increase was mainly related to ongoing network expansion and upgrading programs and the development of new services in the Cable segment.
     Business acquisitions (including buyouts of minority interest) amounted to $112.5 million in 2004, compared with $76.2 million in 2003. Major acquisitions closed in 2004 included the purchase of Sun TV for $43.2 million, the buyout of minority interests in Netgraphe for a cash consideration of $25.2 million and in TVA Group for $41.0 million, and the acquisition of Jumbo Entertainment for a cash consideration of $7.2 million and of Ant Farm Interactive for $5.4 million in cash and other considerations.
Contractual Obligations
     As of December 31, 2005, material contractual obligations included future payments under long-term debt arrangements, operating lease arrangements and capital asset purchases and other commitments. These obligations are summarized in Table 7 below and are described in notes 14 and 19 to Quebecor Media’s audited consolidated financial statements included in Item 17 of this annual report. The obligations listed in Table 7 do not reflect the impact of the refinancing carried out by Quebecor Media on January 17, 2006.
Table 7: Contractual obligations
(in millions of Canadian dollars)

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$2,533.2	$2.7	$5.4	$330.1	$2,195.0
Interest payments(1)	1,492.4	167.6	464.0	425.8	435.0
Operating leases	188.3	38.8	58.8	39.6	51.1
Capital asset purchases and other commitments	143.1	94.1	44.1	4.9	—

Total contractual obligations	$4,357.0	$303.2	$572.3	$800.4	$2,681.1

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate as at December 31, 2005.
     On August 24, 2005, Quebecor Media announced an investment of more than $110.0 million to relocate and modernize the Journal de Montréal printing plant. The newspaper will acquire three new presses and state-of-the-art shipping and inserting equipment, representing a commitment of $42.9 million at December 31, 2005.
     On August 29, 2005, Quebecor Media and Quebecor World also announced the creation of a partnership to operate a new printing plant in Islington, in the Greater Toronto Area. The $110.0 million plant will facilitate consolidating some of Quebecor World’s printing operations in Ontario and strengthen convergence between Quebecor Media’s Toronto media properties. The new plant should be fully operational by 2007. The new jointly operated entity will acquire three new presses under commitments totalling $31.8 million as of December 31, 2005.
     Newsprint represents a significant input and component of operating costs for the Newspapers segment. The segment sources its newsprint needs through one newsprint producer. The long-term supply agreement with this producer expired on December 31, 2005, although it has continued to supply newsprint to us while we negotiating the extension of of this agreement through December 31, 2006. The agreement provides for discounts from prevailing market prices and include a minimum annual purchase commitment of 15,000 metric tonnes of newsprint. In 2005, our newspaper operations used approximately 150,000 metric tonnes of newsprint.
     The Broadcasting segment has commitments to invest $62.5 million over an eight-year period in the Canadian television industry and the Canadian telecommunications industry in order to promote television content and the development of communications. As at December 31, 2005, the remaining balance to be invested in coming years amounted to $18.7 million.
The Carlyle Group
     On December 22, 2003, Quebecor Media closed an agreement to acquire all the Preferred Shares held by The Carlyle Group in 3662527 Canada Inc., the parent company of Videotron Telecom, for consideration with an estimated value of $125.0 million at closing. On the same date, a $55.0 million payment was made to The Carlyle Group. The additional amount payable, which is adjusted based on the value of Quebecor Media’s Common Shares, has been payable on demand since December 15, 2004, and matures on December 15, 2008.
     The value of this additional amount payable to The Carlyle Group fluctuates based on the market value of Quebecor Media’s common shares. Until Quebecor Media is listed on a stock exchange, the value of the additional amount payable is based on a formula established in the acquisition agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2005, the additional amount payable was valued at $111.5 million ($101.4 million as at December 31, 2004). The change in the amount payable is recorded as a financial expense in the statement of income. If Quebecor Media files a prospectus for an initial public offering, the holder has the right to require Quebecor Media to pay the additional amount payable by delivering 3,740,682 Quebecor Media Common Shares and an additional number of Common Shares determined by the amount of dividends paid by Quebecor Media on its Common Shares. Quebecor Media holds an option to pay the additional amount payable in cash, for a period of 30 days following each June 15 in 2007 and 2008.
     See also note 13 to our audited consolidated financial statements included under Item 17 of this annual report.
Financial Instruments
     The Company uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, dividends payable and long-term debt. The carrying amount of these financial instruments, except for temporary investments, long-term investments and long-term debt, approximates their fair value due to their short-term nature. The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity. The fair value of temporary investments and long-term investments is based on market value.
     The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices.
     Quebecor Media has entered into foreign exchange forward contracts and cross-currency swap agreements to hedge foreign currency risk exposure on all of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of fluctuations in interest rates on its long-term debt.
     Quebecor Media has also entered into currency forward contracts in order to hedge the planned purchase, in U.S. dollars, of digital set-top boxes and modems in 2005 and for other purposes. Quebecor Media also entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss francs, of its investment in printing presses and related equipment.

     During the second quarter of 2004, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge (according to the criteria established by accounting standards). Consequently, Quebecor Media ceased to use hedge accounting for this derivative instrument. The instrument has a notional value of US$155.0 million, covers the period 2008 to 2013, and has a nominal annual interest rate of 7 5/8%, and an effective annual interest rate equal to the three-month bankers’ acceptance rate plus 3.7%. Management believes that this cross-currency interest rate swap agreement remains suitable to Quebecor Media’s needs, based on current economic criteria.
     In 2005, Quebecor Media recorded total losses on derivative financial instruments of $82.5 million ($191.1 million in 2004 and $351.9 million in 2003), outweighing gains of $78.1 million on the hedged instruments ($183.1 million in 2004 and $373.9 million in 2003), for a net loss of $4.4 million (net loss of $8.0 million in 2004 and net gain of $22.0 million in 2003). The net loss in 2005 related mainly to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media that had ceased to be effective (according to criteria established by accounting standards), partially offset by gains recognized by Videotron on an interest rate swap agreement and a currency forward contract. The net loss in 2004 was mainly due to the recording of a $30.2 million loss on the value of a financial instrument that had ceased to be effective (according to accounting standards) and of financial instruments that were not designated as hedges, as well as a $22.2 million foreign-exchange gain on the unhedged portion of the long-term debt. In 2003, the Company recorded a $22.0 million gain on the unhedged portion of the long-term debt.
     Some of Quebecor Media’s cross-currency swap agreements are subject to a floor limit on negative fair value, below which Quebecor Media can be required to make prepayments to reduce the lender’s exposure. The prepayments are offset by equal reductions in Quebecor Media’s future payments under the agreements. The portion of the reduction in commitments related to interest payments is accounted for as a reduction in financial expenses. Prepayments are applied against liabilities related to derivative financial instruments on the balance sheet. All the cross-currency swap agreements subject to a floor limit on negative fair market value were closed out as part of the refinancing carried out on January 17, 2006.
     Due to the increase in the negative fair value of certain cross-currency swap agreements during 2005, 2004 and 2003, the Company had to make prepayments totalling $75.9 million $197.7 million and $123.6 million respectively. These prepayments were financed from Quebecor Media’s cash assets and credit facilities.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date or at any time, from an anniversary date of the transaction to maturity, at the then fair market value.

     The fair value of derivative financial instruments is estimated using period-end market rates and it reflects what the Company would receive or pay if the instruments were terminated on those dates (see Table 8). The information in the table below does not show the effects of the Refinancing Plan carried out by the Company on January 17, 2006.
Table 8: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of Canadian dollars)

As at December 31, 2005
	Notional		Carrying amount	Fair value of
	value		of asset (liability)	asset (liability)

Derivative financial instruments
Interest rate swap agreements	$95.0	CAD	$ (0.9)	$ (0.9)
Foreign exchange forward contracts
in US$	8.8	US$	—	(0.2)
in EUR	40.6	EUR	—	(1.7)
in CHF	13.2	CHF	—	(0.1)
Cross-currency interest rate swap agreements	$2,099.0	US$	$(248.5)	$(582.9)

Financial Position
     As of December 31, 2005, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $90.7 million. The Company and its wholly owned subsidiaries also had available unused lines of credit of $600.0 million, for total available liquid assets of $690.7 million.
     At December 31, 2005, consolidated debt, excluding the additional amount payable to The Carlyle Group, totalled $2.55 billion. Quebecor Media’s long-term debt included Videotron’s $971.7 million debt, Sun Media’s $466.3 million debt, TVA Group’s $119.4 million debt, and Senior Notes in an aggregate amount of $988.1 million.
     In 2005, the Board of Directors of Quebecor Media declared dividends totalling $105.0 million, of which $45.0 million was paid to shareholders in the course of the year 2005 and $60.0 million in January 2006. In 2005, Quebecor Media received aggregate dividends of $210.0 million from Videotron and $169.7 million from Sun Media indirectly.
     Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover cash requirements for capital investment, working capital, interest payments, mandatory debt repayment, pension plan contributions and dividends. The Company has access to cash flows generated by its subsidiaries through dividends and cash advances paid by the private subsidiaries and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group. The Company also has access to a maximum of $50.0 million from the revolving credit facility of its Newspapers segment subsidiary and a minimum $50.0 million from the credit facility of its Cable segment subsidiary. The Cable segment subsidiary may also borrow in order pay dividends to the Company, subject to certain restrictions.
     Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of December 31, 2005, the Company was in compliance with all required financial ratios.

Related Party Transactions
     The following describes some transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management Arrangements
     Quebecor Inc. has entered into management arrangements with Quebecor Media and certain of its subsidiaries. Under these management arrangements, Quebecor, Quebecor Media and certain of its subsidiaries provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor Inc. In 2005, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2004.
     In 2005, Quebecor Media also paid aggregate management and guarantee fees of $1.2 million and $1.0 million respectively ($1.0 million and $0.8 million, respectively, in 2004) to its shareholders, Quebecor and CDP Capital. The guarantee fees related to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated in January 2006), which was guaranteed by each of Quebecor and CDP Capital in proportion to their respective interest in Quebecor Media. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
Lease Arrangements
     Quebecor and other related parties lease office spaces to Quebecor Media. In 2005, the aggregate rent expense paid to Quebecor and other related parties was $2.6 million, compared with $3.7 million for 2004.
Commercial Printing and Other Services
     Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services from Quebecor World, which is also a subsidiary of Quebecor, and from another affiliated company. The aggregate purchases from Quebecor World and the affiliated company were $88.4 million in 2005, while in 2004, such purchases amounted to $75.1 million, in the aggregate. The 2005 total revenues from Quebecor World and the affiliated company were $21.5 million, compared to $11.1 million in 2004. Quebecor Media conducts all of its business with Quebecor World and the affiliated company on a commercial, arms-length basis and records the transactions at the exchange value.
     In 2004, Quebecor World reached an agreement with Videotron Telecom, Business Telecommunications segment, to outsource its information technology infrastructure in North America for a period of seven years. As part of this agreement, Videotron Telecom purchased some of Quebecor World’s information technology infrastructure equipment at a cost of $3.0 million. The outsourcing services to Quebecor World are estimated to generate revenues of approximately $18.1 million annually. Both the price of the equipment transferred and the revenues of the outsourcing services have been accounted for at the exchange value. The transfer of the equipment was completed in December 2004.
     In the first quarter of 2005, Quebecor Media acquired certain assets of Quebecor World, which is also a subsidiary of Quebecor, for cash consideration of $3.3 million ($1.4 million paid in cash and an estimated balance payable of $1.9 million). The transaction was recorded at the book value of the transferred assets.
     In August 2005, we announced the creation of a new entity to be co-owned by Quebecor Media (75%) and Quebecor World (25%) to operate a new printing facility in Islington, in the Greater Toronto Area. This facility will serve customers of both Quebecor Media and Quebecor World. The new facility is expected to be fully operational by 2007.

Tax benefit transactions
     During the years ended December 31, 2003 and 2004, some of the Company’s subsidiaries acquired tax benefits amounting to $13.7 million and $12.9 million respectively from Quebecor World, a company under common control. Of this amount, $13.4 million and $12.9 million were recorded as income taxes receivable in 2003 and 2004 respectively, while $0.3 million was recorded as long-term future income tax assets in 2003. These transactions allowed the Company to realize gains of $2.1 million and $0.1 million respectively (net of non-controlling interest), which are recorded as contributed surplus. Additional tax benefits of $8.0 million will be recognized in the statement of income as a reduction in income tax expense when the new deduction multiple applied on the tax benefits bought in 2003 and 2004 will be officially enacted. However, if the new deduction multiple does not become enacted, $6.0 million will be recorded as contributed surplus since the amount paid to Quebecor World will be recovered by an equal amount.
     On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company has transferred $192.0 million in capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2006, the parent company will transfer $75.0 million of non-capital losses to the Company in exchange for a cash consideration of $16.3 million. Cash considerations have been negotiated on an arms-length basis between the parties and represent the fair value of the tax deductions being transferred. As a result of these transactions, the Company has recorded a reduction of $15.9 million in income tax expense for 2005 and expects to reduce its income tax expense by $8.5 million in the future.
Off-Balance Sheet Arrangements
Guarantees
     In the normal course of business, Quebecor Media enters into numerous agreements containing guarantees. The major guarantees provided by Quebecor Media are described below.
     Operating lease agreements
     The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2006 and 2010 to the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2016. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2005, the maximum exposure with respect to these guarantees is $16.9 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.
     Business and asset disposals
     In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. Also, in connection with the sale of Mindready Solutions, the Company has guaranteed that company’s commitments related to a lease of premises that expires in 2011 up to a maximum amount of $1.0 million. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.
     Long-term debt
     Under the terms of their respective U.S. indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay lenders. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying those debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.
     Outsourcing companies and suppliers
     In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.
Seasonality
     Quebecor Media’s business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets Quebecor Media serves, as well as by local, regional, national and global economic conditions. In addition, because Quebecor Media’s operations are labour intensive, its cost structure is highly fixed. During periods of economic contraction, revenue may decrease while the cost structure remains stable, resulting in decreased earnings. In any given year, this seasonality could adversely affect Quebecor Media’s cash flows and operating results.
Risks and uncertainties
     Quebecor Media operates in the communications and media industries, which entails a variety of risk factors and uncertainties. Quebecor Media’s operating environment and financial results may be materially affected by the risks and uncertainties outlined below.
Labour agreements
     As of December 31, 2005, approximately 41% of Quebecor Media’s employees were represented by labour agreements. Through its subsidiaries, Quebecor Media is currently a party to 78 collective bargaining agreements. As of December 31, 2005:
•	Videotron’s 4 collective bargaining agreements, representing 2,199, or 100%, of its unionized employees, have been recently renewed and are scheduled to expire on respective dates between December 2009 and August 2011;

•	20 of Sun Media’s collective bargaining agreements, representing approximately 388, or 19%, of its unionized employees, have expired. Negotiations regarding these 20 collective bargaining agreements are either in progress or will be undertaken in 2006. Furthermore, eight of Sun Media’s collective bargaining agreements, covering 484 employees, expire in 2006, while Sun Media’s 21 other collective bargaining agreements, representing approximately 1,137 unionized employees, are scheduled to expire on respective dates between December 2007 and June 2010;

•	12 of TVA Group’s 15 collective bargaining agreements, representing approximately 379, or 41%, of its unionized employees, will expire between April 2007 and the end of December 2008, one of its collective bargaining agreements, representing approximately 516, or 56%, of its unionized employees, will expire at the end of December 2006 and two collective bargaining agreements, representing 26, or 3%, of its employees, have expired and negotiations regarding these collective bargaining agreements will be undertaken in 2006. A group of 53 employees is currently in the process of being unionized;

•	three of our other collective bargaining agreements, representing approximately 126, or 13%, of our other unionized employees, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2006. Another seven of our collective bargaining agreements, representing approximately 859, or 87%, of our other unionized employees, expire at various dates between the end of December 2006 and March 2010.
     We have had significant labor disputes in the past, which have disrupted our operations, resulted in damages to our network or our equipment and impaired our operating results. We cannot predict the outcome of our current or future negotiations relating to union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could negatively impact our operating results.
Contingencies
     On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Videotron, in which the plaintiffs allege that Videotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages totaling approximately $26 million. Videotron’s management believes that the suit is not justified and intends to vigorously defend its case.
     In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration with Videotron in which it is seeking an amount of $8.6 million as reduction of the purchase price of the shares of Northern Cable Holdings Limited sold to Regional Cablesystems Inc. by a subsidiary of Videotron in 1998. A settlement in principle has been reached subject to finalization of the settlement documentation.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on our results, liquidity or financial position. We also carry insurance coverage in such amounts that we believe to be reasonable under the circumstances.
Credit Risks
     Concentration of credit risk with respect to trade receivables is limited due to Quebecor Media’s diverse operations and large customer base. As of December 31, 2005, the Company had no significant concentration of credit risk. The Company believes that the diversity of its product mix and customer base reduces its credit risk, as well as the impact of any change in its local markets or product-line demand.
     Quebecor Media is exposed to credit risk in the event of non-performance by counterparties in connection with its cross-currency and interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but it mitigates this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.
Financial Risks
     In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates, exchange rates and commodity prices. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. As of December 31, 2005, the weighted average term of Quebecor Media’s consolidated debt was approximately 6.6 years. The debt comprises approximately 66% fixed-rate debt and 34% floating-rate debt. These figures do not reflect the impact of the refinancing that Quebecor Media completed on January 17, 2006.
     As at December 31, 2005, Quebecor Media, Videotron and Sun Media were using derivative financial instruments to manage their exchange rate and interest rate exposure. While these agreements expose Quebecor Media and subsidiaries to the risk of non-performance by a third party, Quebecor Media and subsidiaries believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom they deal. Quebecor Media does not hold or issue any derivative financial instruments for trading purposes and subscribes to a financial risk-management policy. These financial derivatives are described under “Financial Instruments” above.
Foreign Currency Risk
     Most of Quebecor Media revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations.
Interest Rate Risk
     The Company’s revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptances rate (BA), (ii) London Interbank Offered Rate (LIBOR), and (iii) bank prime rate (Prime). Quebecor Media Senior Notes due 2011 and Senior Discount Notes due 2011, as well as the Senior Notes issued by Videotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. The Company has entered into various interest rate swap agreements (see Table 9) and cross-currency interest rate swap agreements (see Table 10) in order to manage its cash flows and fair value risk exposure to changes in interest rates.
Table 9: Interest Rate Swaps
As at December 31, 2005
(in millions of dollars)

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate

Videotron Ltd. and its subsidiaries
May 2006	$90.0	Pay fixed/ receive floating	5.41%	Bankers’ acceptance 3 months

September 2007	$5.0	Pay fixed/	3.75%	Bankers’ acceptance
		receive floating		3 months

Table 10: Cross-currency Interest Rate Swaps
As at December 31, 2005
(in millions of dollars)

						Exchange rate
						of interest
				Annual	Annual	and capital
				effective	nominal	payments per
	Period	Notional		interest	interest	CDN dollar for
	covered	amount		rate	rate	one US dollar

Quebecor Media Inc.
Senior Notes	2001 to 2011	US$	586.8	11.98%	11.125%	1.5255

Senior Discount Notes	2001 to 2011	US$	282.9	14.60%	13.75%	1.58221	(1)

Videotron Ltd. and its subsidiaries
Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptance
				3 months
				+ 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptance
				3 months
				+ 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Sun Media Corporation and its subsidiaries
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
				acceptance
				3 months
				+ 3.70%

Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
				acceptance
				3 months
				+ 3.70%

Term-loan “B” credit facility	2003 to 2009	US$	199.3	Bankers’	LIBOR	1.5175
				acceptance	+ 2.00%
				3 months
				+ 2.48%

(1)	As per the agreement, the exchange rate includes an exchange fee.
Commodity Price Risk
     Through its Newspapers operations, the Company was party to a long-term supply contract with a newsprint producer pursuant to which it benefited from a volume discount from prevailing market prices. Management mitigates this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements. This newsprint agreement expired on December 31, 2005, although the supplier has continued to supply newsprint to the Company as it negotiates an extension of the supply agreement.
     The Company may also in the future enter into forward commodity price contracts or other hedging arrangements that limit its exposure to fluctuations in the price of newsprint.
Fair value of financial instruments
     Table 11 below provides information on the carrying value and fair value of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the year shown.
Table 11: Carrying value and fair value
As at December 31, 2005
(in millions of dollars)

	2004		2005
	Carrying	Fair	Carrying
	value	value	value	Fair value

Quebecor Media Inc.
Long-term debt(1)	(1,140.7)	(1,332.9)	(988.1)	(1,078.8)
Cross-currency interest rate swaps	(3.9)	(241.9)	(21.5)	(261.3)
Foreign forward exchange contract	—	—	—	(1.8)
Videotron Ltd. and its subsidiaries
Long-term debt(1)	(888.9)	(901.1)	(971.7)	(967.4)
Interest rate swaps	(4.6)	(4.6)	(0.9)	(0.9)
Cross-currency interest rate swaps	(45.5)	(72.3)	(73.7)	(135.0)
Foreign exchange forward contract	(8.4)	(8.4)	—	(0.2)
Sun Media Corporation and its subsidiaries
Long-term debt(1)	(484.3)	(507.7)	(466.3)	(476.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(147.4)	(169.8)	(154.1)	(186.5)

TVA Group Inc. and its subsidiaries
Long-term debt	(34.9)	(34.9)	(107.1)	(107.1)

(1)	Including current portion.
Material limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal repayments
     As of December 31, 2005, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,(1)
2006	$2.7
2007	2.7
2008	2.7
2009	223.0
2010	107.1
2011 and thereafter	$2,195.0

(1)	Does not reflect the impact of the refinancing that the Company completed on January 17, 2006.

Critical Accounting Policies and Estimates
Revenue Recognition
          Cable Segment
     The Cable segment provides services under arrangement with multiple deliverables, comprising a separate unit of accounting for subscriber services (connecting fees and operating services) and a separate unit of accounting for the sale of equipment to subscribers.
     The Cable segment’s connection fee revenues are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet and telephony access, are recognized when services are provided. Revenues from sales of equipment to subscribers and equipment costs are recognized in income when the equipment is delivered. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of offers.
          Newspapers segment
     Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized when the publication is delivered. Revenues from the distribution of publications and products are recognized on delivery, net of provisions for estimated returns. Revenues from commercial printing contracts are recognized once the product is delivered.
          Broadcasting segment
     Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertising has been broadcast. Revenues derived from circulation and advertising from publishing activities are recognized in accordance with the revenue recognition policy used by the Newspaper segment for its publishing activities. Revenues derived from specialty television channels are recognized on a monthly basis at the time the service is rendered.
     Revenues derived from the sale and distribution of films and from television program rights are recognized when the following conditions are met: (a) persuasive evidence of a sale or a licensing agreement with a customer exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the licence period, (ii) the film or group of films affected, (iii) the consideration to be received for the rights transferred; (b) the film is complete and has been delivered or is available for delivery; (c) the licence period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; (d) the arrangement fee is fixed or determinable; (e) the collection of the arrangement fee is reasonably assured. Theatrical revenues are recognized over the presentation period and when all of the above conditions are met. Theatrical revenues are based on a percentage of revenues generated by movie theatres. Revenues generated from video are recognized at the time of delivery of the videocassettes and dvds, less a provision for future returns, or are accounted for based on a percentage of retail sales and when the aforementioned conditions are met.
          Leisure and Entertainment segment
     Revenues derived from retail stores, book publishing and distribution activities are recognized upon delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of return.

Goodwill
     Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.
     In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company uses a combination of valuation methods, including discounted future cash flows, operating income multiples, and market price.
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
     The market price method must take into account the fact that the price of an individual share may not be representative of the fair value of the business unit as a whole, due to factors such as synergies, control premium and temporary market price fluctuations.
     Determining the fair value of a reporting unit, therefore, is based on management’s judgement and is reliant on estimates and assumptions.
     When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit’s goodwill is compared with its carrying amount in order to measure the amount of the impairment loss, if any.
     The fair value of goodwill is determined in the same manner as a business combination. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value over the amounts assigned to the reporting unit’s assets and liabilities is the fair value of goodwill.
     The judgement used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.
     The last impairment tests carried out by the Company indicated that goodwill was not impaired, based on the assumptions and estimates used. The net book value of goodwill at December 31, 2005 was $3.9 billion.
Impairment of Long-Lived Assets
     The Company reviews the carrying amounts of its long-lived assets by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after a plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset’s or group of asset’s carrying amount exceeds its fair value is recognized as an impairment loss. The Company estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.

     The Company does not believe that the value of any of its long-lived assets was impaired in 2005. Should the assumptions and estimates prove inaccurate, an impairment loss may have to be charged against future results.
Derivative Financial Instruments
     The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. The Company documents all relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.
     The Company enters into foreign exchange forward contracts to hedge anticipated foreign-denominated equipment purchases. Under hedge accounting, foreign exchange translation gains and losses are recognized as an adjustment to the cost of property, plant and equipment when the transaction is recorded. The portion of the forward premium or discount on the contract relating to the period prior to consummation of the transaction is also recognized as an adjustment to the cost of property, plant and equipment when the transaction is recorded.
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
     Some of the Company’s cross-currency swap agreements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lenders’ exposure. Such prepayments are reimbursed by reductions in the Company’s future payments under the agreements. The portion of these reimbursements related to interest is accounted for as a reduction in financial expenses. The prepayments are presented on the balance sheet as a reduction in the liability of the derivative instrument.
     Realized and unrealized gains or losses associated with derivative instruments that have been terminated or that cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.
     Derivative instruments that are ineffective or that are not designated as a hedge are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.
Pension Plans and Postretirement Benefits
     The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years. Pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.
     The Company’s obligations with respect to postretirement benefits are assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Company’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, and health care costs.
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
Business Combinations
     Business acquisitions are accounted for by the purchase method. Under this accounting method, the purchase price is allocated to the acquired assets and assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the sum of the values ascribed to the acquired assets and assumed liabilities is recorded as goodwill. The judgements made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income, because, among other things, of the impact of the useful lives of the acquired assets, which may vary from projections. Also, future income taxes on temporary differences between the book and tax value of most of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill. Consequently, to the extent that greater value is ascribed to long-lived than to shorter-lived assets under the purchase method, less amortization may be recorded in a given period.
     Determining the fair value of certain acquired assets and liabilities requires judgement and involves complete reliance on estimates and assumptions. The Company primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.
     The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of goodwill impairment to be recognized, if any, after the date of acquisition, as discussed above under “Goodwill.”
Future Income Taxes
     The Company is required to assess the ultimate realization of future income tax assets generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgemental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of future income tax assets realized could be slightly different from that recorded, since it is influenced by the Company’s future operating results.
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
Changes in Accounting Policies
     The Company makes changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards.

Revenue recognition and revenue arrangements with multiple deliverables
     In 2004, the Cable segment reviewed and adopted a new accounting policy regarding the period in which reconnection related revenues and expenses are recognized, based on Abstracts EIC-141 and EIC-142, released by CICA’s Emerging Issues Committee. The Company adopted the new accounting policy on a prospective basis, without restatement of financial results for prior periods.
     Since January 1, 2004, installation revenues in the Cable segment have been deferred and recognized under revenues over 30 months, which is the estimated average period customers remain connected to the network. Direct and incremental reconnection related costs, of an amount not exceeding the revenues, are now deferred and recognized under operating expenses over the same 30-month period. Previously, reconnection expenses and direct and incremental costs were immediately recognized under revenues and operating expenses. This change in accounting policy had no effect on the reported amounts of operating income and net income.
Hedging relationships
     In June 2003, the CICA issued amendments to Accounting Guideline 13 (“AcG-13”), Hedging Relationships. The amendments clarify certain requirements and provide additional guidance related to the identification, designation and documentation of hedging relationships, as well as the assessment of the effectiveness of hedging relationships. The requirements of the guideline are applicable to all hedging relationships in effect for financial periods beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationship that does not meet all the requirements of the guideline. The Company adopted the new standards as of January 1, 2004.
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
Stock based compensation
     Effective January 1, 2003, TVA Group, Nurun and Netgraphe changed the method of accounting for stock option plans and decided to adopt the fair value method on a prospective basis for employee stock option awards. Employee stock option awards granted, modified or settled prior to January 1, 2003 are not recognized according to the fair value method but according to the settlement method. Thus, the fair value method is applied only to employee stock options granted after December 31, 2002.
     On October 15, 2004, TVA Group amended its stock option plan and the stock option awards agreement for all participants, effective as of that date. Under the amended plan, all awards may now be settled in cash or other assets, at the employee’s option. Since October 15, 2004, the compensation cost related to employee stock awards has therefore been recorded in operating expenses and based on the vesting period. Changes in the fair value of the underlying shares between the award date (the date of the stock option plan amendment for all options granted prior to October 15, 2004) and the valuation date trigger a change in the assessed compensation cost.
Recent Accounting Developments in Canada

     In June 2005, the CICA issued Section 3831, Non-Monetary Transactions. This revised standard requires all non-monetary transactions to be measured at fair value, subject to certain restrictions. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006.
     In December 2005, the CICA issued EIC-159 Conditional Asset Retirement Obligations, which clarifies the timing of liability recognition for conditional obligations associated with the retirement of a tangible long-lived asset in accordance with Section 3110 of the CICA Handbook. The accounting treatment stipulated in this EIC is to be applied retroactively, with restatement of prior periods, to all interim and annual financial statements for periods ended after March 31, 2006. This EIC will have no impact on the Company’s consolidated financial statements.
     In 2005, CICA published Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income.
     Section 3855 stipulates standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also stipulates standards for reporting gains and losses on financial instruments.
     Section 3865 is an optional application that allows entities to apply treatments other than those provided under Section 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship. It expands on the guidance in AcG-13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity.
     Section 1530 stipulates a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.
     New standards in Sections 3855, 3865 and 1530 will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact that these new standards will have on its financial statements prepared in accordance with Canadian GAAP. The Company believes, however, that these new standards are similar to those currently used for U.S. GAAP purposes.
Recent Accounting Developments in the United States
     In June 2005, FASB issued Statement No. 154, Accounting Changes and Error Corrections. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS 154 requires retroactive application for changes in accounting principles, unless it is unpracticable to determine either the cumulative effect or the period-specific effects of the change.
     In March 2005, FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, which will take effect no later than the end of fiscal years ending after December 15, 2005. FIN 47 clarifies the term “conditional asset retirement obligation” and refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon a future event that may or may not be within the control of the entity. FIN 47 also discusses the uncertainty surrounding the timing and/or method of settlement of a conditional asset retirement obligation which should be factored into the measurement of a liability.
     In December 2004, the FASB issued Statement No. 123(R), Share-Based Payment (SFAS 123(R), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principles Board (APB) Opinion No. 25. In March 2005, the SEC released Staff Accounting Bulletin (SAB) 107, Share-Based Payment, which expresses views of the SEC Staff about the application of SFAS 123(R). In April 2005, the SEC issued a ruling that SFAS 123(R) will be effective for annual reporting periods beginning on or after June 15, 2005. The Company previously adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, and is currently assessing the future impact of the revised statement.

     In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets (SFAS 153), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply the new standard from January 1, 2006.
     In November 2004, the FASB issued Statement No. 151, Inventory Costs (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that this statement will not have an impact on its financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table sets forth certain information concerning our directors and senior executive officers at March 1, 2006

Name and Municipality of Residence	Age	Position
Serge Gouin Outremont, Québec	62	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee
Jean La Couture, FCA(1)	59	Director and Chairman of the Audit Committee
Montréal, Québec
André Delisle(1)	59	Director
Montréal, Québec
A. Michel Lavigne, FCA(1)(2)	55	Director
Brossard, Québec
Samuel Minzberg(2)	56	Director
Westmount, Québec
The Right Honourable Brian
Mulroney P.C., C.C., LL.D.	66	Director
Westmount, Québec
Jean Neveu(2)	64	Director
Longueuil, Québec
Érik Péladeau	49	Director and Vice Chairman of the Board of Directors
Rosemère, Québec
Pierre Karl Péladeau	43	Director
Montréal, Québec
Normand Provost	51	Director
Longueuil, Québec
Pierre Francoeur	53	President and Chief Operating Officer
Ste-Adèle, Québec
Luc Lavoie	49	Executive Vice President, Corporate Affairs
Montréal, Québec
Mark D’Souza	45	Vice President, Finance
Beaconsfield, Québec
Sylvain Chamberland	43	Vice President, Business/Media Development
Ile Dupas, Québec
Richard Soly	68	Executive Vice President, Marketing & Content
Montréal, Québec
Louis St-Arnaud	59	Senior Vice President, Legal Affairs and Secretary
Mont-Saint-Hilaire, Québec
Bruno Péloquin	41	Senior Vice President, Strategic Development, Customer Relations
Montréal, Québec
Pierre Lampron	59	Vice President, Institutional Relations
Outremont, Québec
Michel Ethier	51	Vice President, Taxation
Montréal, Québec
Jean-François Pruneau	35	Treasurer
Repentigny, Québec
Jean-François Richard	47	Vice President, Advertising Convergence
Kirkland, Québec

Name and Municipality of Residence	Age	Position
Denis Sabourin	45	Vice President and Corporate Controller
Kirkland, Québec
Claudine Tremblay	52	Senior Director, Corporate Secretariat and Assistant Secretary
Nuns’ Island, Québec
Edouard G. Trépanier	55	Vice President, Regulatory Affairs
Boucherville, Québec
Sylvie Cordeau	41	Vice President, Communications
Verdun, Québec

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
     Serge Gouin, Director, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media Inc. since May 25, 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron Ltd. and Sun Media Corporation since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. in Montréal. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the Board of Directors of Cott Corporation, Onex Corporation, Cossette Communication Group Inc. and TVA Group Inc.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media Inc. and the Chairman of its Audit Committee since May 5, 2003 and he has also been a Director and the Chairman of the Audit Committee of each of Sun Media Corporation and Videotron Ltd. since June 2003 and October 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée, a management and mediation firm. He also acts as President for the “Regroupement des assureurs de personnes à charte du Québec (RACQ)” since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc., Groupe Pomerleau (a Québec-based construction company) and two of our subsidiaries, Videotron Ltd. and Sun Media Corporation. He is Chairman of the Board of Innergex Power Trust, Capital Desbog Inc., Americ Disc Inc. and Maestro (a real estate capital fund).
     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Quebecor Media Inc. and a member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and a member of the Audit Committee of each of Videotron Ltd. and Sun Media Corporation. From August 2000 until July 2003, Mr. Delisle acted as an Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media Inc. since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron Ltd., Sun Media Corporation and TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec, as well as the Chairman of the Board of each of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants. He received his certification in Administrative Sciences from the École des Hautes Études Commerciales (HEC) in Montréal, Québec in 1972. Mr. Lavigne is active in many charitable and cultural organisations.
     Samuel Minzberg, Director and member of the Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media Inc. since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997 he was a partner and Chairman of Davies Ward Phillips & Vineberg (Montréal). He also serves as a Director of HSBC Bank Canada and Reitmans (Canada) Limited. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.
     The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media Inc. since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. since April 2002. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media Corporation from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault LLP in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations including Quebecor Inc., Quebecor World Inc., Barrick Gold Corporation, Trizec Properties, Inc., and Archer Daniels Midland Company.
     Jean Neveu, Director. Mr. Neveu has been a Director of Quebecor Media Inc. since January 2001. Mr. Neveu was also Chairman of our Compensation Committee from May 2004 to February 2006. Mr. Neveu has been a Director of Quebecor Inc. since 1988 and its Chairman since 1999. Mr. Neveu has also been a Director and the Chairman of TVA Group Inc. since 2001 and a Director of Quebecor World Inc. since 1989. He joined Quebecor Inc. in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor Inc. as its Vice President, Dailies and later became Senior Vice President. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor Inc., a position he has held until 1999. In April 1999, he was appointed Chairman of Quebecor Inc. In addition, Mr. Neveu served as Chairman and Chief Executive Officer of Quebecor World Inc. from 1989 to 1997 and as its Chairman from 1997 to 2002. He also served as Quebecor World’s interim President and Chief Executive Officer from March 2003 to March 2004.
     Érik Péladeau, Director and Vice Chairman of the Board of Directors. Mr. Péladeau has been a Director of Quebecor Media Inc. since January 29, 2001. He re-assumed the position of Vice Chairman of the Board of Directors of Quebecor Media Inc. since March 30, 2005, having also held that position from January 2001 to March 12, 2004. Mr. Péladeau served as Chairman of the Board of Directors of Quebecor Media Inc. from March 12, 2004 to March 30, 2005. Mr. Péladeau is currently Vice Chairman of the Board of Directors of Quebecor Inc., a position he has held since April 1999, Executive Vice President of Quebecor Inc., a position he has held since March 2005, Vice Chairman of the Board of Directors of Quebecor World Inc., a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards, including the Board of Directors of Quebecor World Inc. Érik Péladeau is the brother of Pierre Karl Péladeau.
     Pierre Karl Péladeau, Director. Mr. Péladeau has been a Director of Quebecor Media Inc. since August 18, 2000. From August 18, 2000 to March 12, 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media Inc. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and President and Chief Excecutive Officer of Quebecor World Inc. Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the

United Kingdom, Spain and Germany to become one of Europe’s largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.
     Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity, of CDP Capital, a subsidiary of the Caisse de dépôt et placement du Québec since November 2003. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his tenure, including President, Americas, of CDP Capital from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Québec and the Montréal Chamber of Commerce.
     Pierre Francoeur, President and Chief Operating Officer. Mr. Francoeur was appointed President and Chief Operating Officer in March 2005. Mr. Francoeur has also served as President and Chief Executive Officer of Sun Media Corporation since May 2001, and as a Director of Sun Media Corporation since June 2001. From 1995 to March 2005, Mr. Francoeur was the Publisher and Chief Executive Officer of Le Journal de Montréal newspaper. From June 2000 to May 2001, Mr. Francoeur served as Executive Vice President and Chief Operating Officer of Sun Media Corporation. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L’Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division of Quebecor Communications Inc., and became President of the Dailies Division later that same year. Mr. Francoeur is a member of the Board of The Canadian Press.
     Luc Lavoie, Executive Vice President, Corporate Affairs. Mr. Lavoie was appointed Executive Vice President, Corporate Affairs, of Quebecor Media Inc. in March 2001. Mr. Lavoie is also Vice President, Corporate Affairs, of Quebecor Inc. He was previously the Executive Vice President of National Public Relations, first in its Ottawa office, which he helped launch, and then in its Montréal office. In that capacity, he advised executives and policy-makers across North America. Before joining National Public Relations, Mr. Lavoie was Canada’s Commissioner General to the 1992 Universal Exposition in Seville, Spain.
     Mark D’Souza, Vice President Finance. Mr. D’Souza was appointed Vice President Finance of Quebecor Media Inc. in October 2005. Since April 2002, Mr. D’Souza has also been a Vice President of Videotron Ltd. and Sun Media Corporation. Mr. D’Souza is also Vice President and Treasurer of Quebecor Inc. Mr. D’Souza served as Vice President and Treasurer of Quebecor Media Inc., Videotron Ltd. and Sun Media Corporation from April 2002 until September 2005. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002, and he was Vice President and Treasurer of Quebecor World from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Finance Director of Société Générale de Financement du Québec from March 1995 to September 1997, and served in corporate finance positions at the Royal Bank of Canada and the Union Bank of Switzerland from July 1989 to March 1995.
     Sylvain Chamberland, Vice President, Business/Media Development. Mr. Chamberland was appointed Vice President, Business/Media Development in August, 2005. Before joining Quebecor Media Inc., Mr. Chamberland spent more than 14 years working for communication companies, including TVA Group Inc., where he held several high-ranking positions. He has served as Chief Executive Officer of Radiomedia, and more recently, he was an executive officer of the News Department of the national public television network.
     Richard Soly, Executive Vice President, Marketing and Content. Mr. Soly was appointed Executive Vice President, Marketing and Content of Quebecor Media Inc. in September 2002. Mr. Soly also continues to serve as President of le SuperClub Vidéotron ltée which he founded 15 years ago. Mr. Soly is a member of the Board of Directors of the Retail Counsel of Canada and Groupe les Ailes de la Mode, Governor of the Conseil québécois de la Franchise (CQF) (the Franchise Council of Québec) and Chairman of Groupe Archambault Inc.

     Louis St-Arnaud, Senior Vice President, Legal Affairs and Secretary. Mr. St-Arnaud has been the Vice President, Legal Affairs and Secretary of Quebecor Media Inc. since 2000. He was promoted to Senior Vice President, Legal Affairs, and Secretary in October 2004. Mr. St-Arnaud is also the Senior Vice President, Legal Affairs and Secretary of Quebecor Inc. and Quebecor World. Mr. St-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past nineteen years. Mr. St-Arnaud has been a member of the Barreau du Québec since 1971.
     Bruno Péloquin, Senior Vice President, Strategic Development, Customer Relations. Mr. Péloquin was appointed Senior Vice President, Strategic Development, Customer Relations on November 7, 2005. Prior to joining Quebecor Media Inc., he served as Vice President, Customer Relations and Operations from 1997 to 2005 for Microcell Telecommunications (Fido) and as Vice President, Operations from 1995 to 1997 for Diners Club/En Route. Previously, he held various positions in sales, operations and business development for United Parcel Service Limited.
     Pierre Lampron, Vice President, Institutional Relations. Mr. Lampron was appointed to this position in June 2004. Mr. Lampron joined the TVA Group Inc. in 2000 as President of TVA International. Prior to this appointment, he served as President of TV5-America from 1999 to 2000. From 1995 to 1999, Mr. Lampron served as President of Société de développement des entreprises culturelles (SODEC), a public organization involved in the financing of cultural industries in Québec.
     Michel Ethier, Vice President, Taxation. Mr. Ethier was appointed Vice President, Taxation of Quebecor Media Inc. in March 2004. Mr. Ethier is also Vice President, Taxation, of Quebecor Inc. From 1988 to 2000, Mr. Ethier was Director, Taxation of Le Groupe Videotron ltée. Following the purchase of Le Groupe Videotron ltée by Quebecor Media Inc. in October 2000, Mr. Ethier became Senior Director, Taxation of Quebecor Media Inc. From 1983 to 1988, Mr. Ethier was Senior Tax Advisor of Gaz Metropolitain Inc. and from 1978 to 1983, he was, successively, auditor and tax specialist for Coopers & Lybrand, Chartered Accountants. Mr. Ethier has been a member of the Canadian Institute of the Chartered Accountants since 1980.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Quebecor Media Inc. since October 31, 2005. In addition, Mr. Pruneau has also served as Treasurer of Videotron Ltd. and Sun Media Corporation since the same date. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Jean-François Richard, Vice President, Advertising Convergence. Mr. Richard was appointed as Vice President, Advertising Convergence of Quebecor Media Inc. in January 2005. Prior to joining Quebecor Media Inc., Mr. Richard served, from August 2002 to May 2004, as Vice President Marketing and Image of Boutique Jacob Inc. From December 1997 to March 2002, Mr. Richard served in various marketing and communications positions at Bell Canada.
     Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media Inc. in March 2004. Before that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor Inc. Prior to joining Quebecor Media Inc., Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the Canadian Institute of Chartered Accountants since 1984.
     Claudine Tremblay, Senior Director, Corporate Secretariat and Assistant Secretary. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and is also currently Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World and Quebecor Inc. Since August 1987, Ms. Tremblay has been Assistant

Secretary of Quebecor Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.
     Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Quebecor Media Inc. in March 2002. He also serves as Vice President, Regulatory Affairs of Videotron Ltd. Mr. Trépanier was Director, Regulatory Affairs of Groupe Vidéotron from 1994 to 2001. Prior to joining Groupe Vidéotron in 1994, Mr. Trépanier held several positions at the CRTC, including Interim General Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.
     Sylvie Cordeau, Vice President, Communications. Ms. Cordeau was appointed Vice President, Communications of Quebecor Media Inc. as of March 14, 2003. She is responsible for communications for the Quebecor Media Inc. group of companies. She also remains involved in the corporate communications and the philanthropic activities of Quebecor Inc. Ms. Cordeau has worked in the Quebecor group of companies in various management positions for the past ten years. Prior to her appointment as Vice President, Communications, Ms. Cordeau was Executive Adviser, Office of the President of Quebecor Inc. Ms. Cordeau is a member of the Barreau du Québec and holds a Master’s Degree in International and European Law from the Université Catholique de Louvain in Belgium.
Board of Directors
     In accordance with our charter, our Board of Directors may consist of at least one director and no more than 20 directors. Our Board of Directors presently consists of ten directors. Each director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly-owned subsidiaries of Quebecor, Capital CDPQ and Quebecor Media, our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2003, our shareholders, acting by written resolution, increased the size of our Board of Directors to ten directors from nine, and established that Quebecor would be entitled to nominate six directors and Capital CDPQ would be entitled to nominate four directors. See “— Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Consolidated and Amended Shareholders Agreement and the shareholders’ resolution increasing the size of the Board of Directors to ten.
Board Practices
     Reference is made to “— Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
     Audit Committee
     In 2003, we formed an Audit Committee, which is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert.” Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
     The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial conditions and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our Code of Ethics for its Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.
     Compensation Committee
     Our Compensation Committee is composed of Messrs. Serge Gouin, A. Michel Lavigne and Samuel Minzberg. Mr. Gouin is the Chairman of our Compensation Committee. Our Compensation Committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries, and to formulate appropriate recommendations to the Board of Directors, among other things, concerning long-term compensation in the form of stock option grants. Our Compensation Committee is also responsible for the review, on an annual basis, of the compensation of our directors.
Compensation
Compensation of Directors
     Our directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2006, each Director is entitled to receive an annual director’s fee of $25,000 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each Board or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,000 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $9,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as Chairman of the Board of Directors of our parent company, Quebecor, receives compensation from Quebecor and does not receive from us any annual fees or attendance fees. In addition, Mr. Neveu’s compensation is not subject to the Directors’ Deferred Stock Unit Plan, which we refer to as the DSUP plan. Mr. Serge Gouin, who serves as Chairman of the Board of Quebecor Media, receives compensation from us for acting in such capacity.
     During the financial year ended December 31, 2005, nine Directors (which includes the former Directors François Laurin and Jean-Louis Mongrain, who resigned on May 13, 2005 and June 30, 2005, respectively) earned an aggregate compensation of $301,332, which amount includes their annual fees and attendance fees. None of our directors have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.
     In addition to the compensation described above, our directors who are also Directors of Quebecor (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the DSUP plan. Under this plan, each beneficiary receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $37,500. Subject to certain conditions, each beneficiary may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director. Since January 1, 2004 and March 12, 2004, respectively, Erik Péladeau and Pierre Karl Péladeau no longer receive compensation in the form of units for serving as directors of Quebecor.
     Under the DSUP plan, beneficiaries are credited, on the last day of each fiscal quarter of Quebecor, a number of units determined on the basis of the amounts payable to such director in respect of such fiscal quarter, divided by the value of a unit. The value of a unit means the weighted average trading price of the Class B Shares of Quebecor on the Toronto Stock Exchange over the five trading days immediately preceding such date. The units take the form of a credit to the account of the director, who may not convert such units into cash as long as he or she remains a director.
     Under the DSUP plan, all of the units credited to the beneficiary are redeemed by Quebecor and the value of these units are paid when the director ceases to serve as a director of Quebecor. For purposes of redemption of units, the value of a unit corresponds to the market value of a Class B Shares at the redemption date, being the closing price of the Class B Shares on The Toronto Stock Exchange on the last trading day preceding such date.
     Units entitle the holders thereof to dividends which will be paid in the form of additional units at the same rate as applicable to dividends paid on the Class B Shares.
     No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor were redeemed in 2005.
     As of December 31, 2005, Jean La Couture held 2,543 units, the Right Honourable Brian Mulroney held 10,466 units, Érik Péladeau held 3,685 units and Pierre Karl Péladeau held 6,172 units under the DSUP plan.
  Compensation of Executive Officers
     Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 25% to 75% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media’s Stock Option Plan.
     For the financial year ended December 31, 2005, thirteen senior executive officers (excluding senior executive officers of our subsidiaries) received aggregate compensation of $4,504,100 for services they rendered in all capacities during 2005, which amount includes the base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.
  Quebecor Media’s Stock Option Plan
     On January 29, 2002, we established a stock option plan to attract, retain and motivate our directors, executive officers and key contributors, as well as those of our subsidiaries, including Videotron and Sun Media. The Compensation Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.
     Under this stock option plan, 6,185,714 Quebecor Media Common Shares (representing 5% of all of the outstanding shares of Quebecor Media) have been set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by our Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise, between January 1 and January 31 of each year, starting January 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by our Board of Directors, and the exercise price of their vested options. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding shares of Quebecor Media.
     As of December 31, 2005, an aggregate total of 3,228,321 options to purchase common shares of Quebecor Media have been granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $18.90 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 1,172,398 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $19.89 per share.
     During the year ended December 31, 2005, an aggregate total of 255,630 options to purchase common shares of Quebecor Media have been granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $28.96 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 154,206 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $29.63 per share. For more information on this stock option plan, see note 18 to our audited consolidated financial statements.
  Quebecor Inc.’s Stock Option Plan
     Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor believes that employees may choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.
     During the financial year ended December 31, 2005, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media or any of its subsidiaries. As of December 31, 2005, a total of 250,000 options to purchase Quebecor Class B Shares, at a weighted average exercise price of $32.11 per share, were held by three senior executive officers of Quebecor Media, of which 235,000 options were originally granted to two of these senior executive officers in respect of their responsibilities within Quebecor. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 30, 2005, was $25.65 per share.
  Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $105,550. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,278 in respect of 2006.
     In addition, Videotron maintains a pension plan for its non-unionized employees. The plan provides pension benefits equal to 2% of salary (excluding bonuses) for each year of membership in the plan. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and corresponds to a maximum salary of $105,550. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $3,500 per year.
     The total amount contributed or accrued by Quebecor Media in 2005 to provide the pension benefits was $18.1 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see note 23 to our audited consolidated financial statements included under Item 17 of this annual report.
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation	10	15	20	25	30
$105,550 or more	$21,110	$31,665	$42,220	$52,775	$63,330
  Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plans in force, Quebecor and Quebecor Media (through Videotron’s plan) provide supplemental retirement benefits to certain designated executives. Nine senior executive officers of Quebecor Media are participants under the Quebecor plan and one senior executive officer of Quebecor Media is a participant under the Videotron plan.
     The pensions of the nine senior executive officers who participate in the Quebecor plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree’s pension and payable for up to 10 years.
     As of December 31, 2005, one senior executive officer of Quebecor Media had a credited service of approximately 19 years while the eight other senior executive officers had credited service of less than five years.
     The pension of the senior executive officer who participates in Videotron’s plan is calculated as 2% of the difference between his average salary (excluding bonuses) for the best five consecutive years and the maximum salary under the pension plan multiplied by his years of membership under the plan. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 60% of the retiree’s pension. As of December 31, 2005, such senior executive officer had a credited service of approximately 16 years.

     The table below indicates the annual pension benefits that would be payable under both Quebecor’s and Videotron’s plans at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$ 200,000	$18,890	$28,335	$37,780	$47,225	$56,670
$ 300,000	$38,890	$58,335	$77,780	$97,225	$116,670
$ 400,000	$58,890	$88,335	$117,780	$147,225	$176,670
$ 500,000	$78,890	$118,335	$157,780	$197,225	$236,670
$ 600,000	$98,890	$148,335	$197,780	$247,225	$296,670
$ 800,000	$138,890	$208,335	$277,780	$347,225	$416,670
$1,000,000	$178,890	$268,335	$357,780	$447,225	$536,670
$1,200,000	$218,890	$328,335	$437,780	$547,225	$656,670
Liability Insurance
     Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Quebecor Media and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor.
Employees
     At December 31, 2005, we had 14,527 employees on a consolidated basis. At December 31, 2004 and December 31, 2003, we had approximately 13,000 and 12,500 employees, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2005:

	Total number	Number of employees under	Number of
Operations	of employees	collective agreements	collective agreements
Cable	3,344	2,199	4
Newspapers	6,083	2,009	49
Broadcasting	1,512	921	15
Leisure and Entertainment	1,615	335	7
Business Telecommunications	444	152	2
Interactive Technologies and Communications	553	0	0
Internet / Portals	303	0	0
Others	673	498	1

Total	14,527	6,114	78

     As of December 31, 2005, approximately 41% of our employees on a consolidated basis were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 78 collective bargaining agreements. As of December 31, 2005:
•	Videotron’s 4 collective bargaining agreements, representing 2,199, or 100%, of its unionized employees, have been recently renewed and are scheduled to expire on respective dates between December 2009 and August 2011;

•	20 of Sun Media’s collective bargaining agreements, representing approximately 388, or 19%, of its unionized employees, have expired. Negotiations regarding these 20 collective bargaining agreements are either in progress or will be undertaken in 2006. Furthermore, eight of Sun Media’s collective bargaining agreements, covering 484 employees, expire in 2006, while Sun Media’s 21 other collective bargaining agreements, representing approximately 1,137 unionized employees, are scheduled to expire on respective dates between December 2007 and June 2010;

•	12 of TVA Group’s 15 collective bargaining agreements, representing approximately 379, or 41%, of its unionized employees, will expire between April 2007 and the end of December 2008, one of its collective bargaining agreements, representing approximately 516, or 56%, of its unionized employees, will expire at the end of December 2006 and two collective bargaining agreements, representing 26, or 3%, of its employees, have expired and negotiations regarding these collective bargaining agreements will be undertaken in 2006. A group of 53 employees is currently in the process of being unionized;

•	three of our other collective bargaining agreements, representing approximately 126, or 13%, of our other unionized employees, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2006. Another seven of our collective bargaining agreements, representing approximately 859, or 87%, of our other unionized employees, expire at various dates between the end of December 2006 and March 2010.
Share Ownership
     Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “— Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     As of December 31, 2005, Quebecor held, directly and indirectly, 67,636,713 common shares of our company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor, a communications holding company, are its interests in us and in Quebecor World. Capital CDPQ is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $215 billion in assets under management. Capital CDPQ specializes in financing for companies in the telecommunications, media and cultural industry sectors.
     To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor is Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre Péladeau, a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau. As of December 31, 2005, Les Placements Péladeau Inc. held, directly and indirectly, a total of 17,465,264 Quebecor Class A Shares and 19,800 Quebecor Class B Shares, representing approximately 27.19% of the outstanding equity shares of Quebecor and approximately 66.53% of the voting rights attached to all outstanding Quebecor shares.
Consolidated and Amended Shareholders’ Agreement
     We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor, Capital CDPQ and certain of our wholly-owned subsidiaries, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the shareholders’ agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as QMI Shares, on a fully-diluted basis.
     The shareholders’ agreement provides, among other things, for:
(a)	standard rights of first refusal with respect to certain transfers of QMI Shares;

(b)	standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or our convertible securities;

(c)	rights of representation on our Board of Directors in proportion to shareholdings, with Quebecor initially having five nominees (now six nominees) and Capital CDPQ having four nominees to our Board of Directors;

(d)	consent rights in certain circumstances with respect to matters relating to us and our non-reporting issuer (public) subsidiaries, including (1) a substantial change in the nature of our business and our subsidiaries taken as a whole, (2) an amendment to our articles or certain of our subsidiaries, (3) the merger or amalgamation of us or certain of our subsidiaries with a person other than an affiliate, (4) the issuance by us or certain of our subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (5) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, (6) a business acquisition in a business sector unrelated to sectors in which we and certain of our subsidiaries are involved, and (7) in respect of capital expenditures in excess of certain amounts for each of the first five years of our operations;

(e)	standard rights of first refusal in favor of Capital CDPQ with respect to the sale of all or substantially all of the shares or assets of TVA Group or Videotron;

(f)	so long as Capital CDPQ holds at least 22.5% of the QMI Shares on a fully diluted basis, if the Péladeau family (as defined in the shareholders’ agreement) ceases to control Quebecor, Capital CDPQ shall have at its option either a “call” on Quebecor’s interest in us at fair market value, or a “put” right in respect of Capital CDPQ’s interest in us to Quebecor or its new controlling shareholder at fair market value, provided that the

“call” right shall not apply if the Péladeau family (as defined in the shareholders’ agreement) has offered a standard right of first refusal on its Quebecor control block to Capital CDPQ before selling control of Quebecor, and all of the above-mentioned rights shall cease to apply five years following the approval by the CRTC of the acquisition by us of Videotron; and

(g)	a non-competition covenant by Quebecor in respect of it and its affiliates pursuant to which Quebecor and its affiliates shall not compete with QMI and its subsidiaries in their areas of activity so long as Quebecor has “de jure” or “de facto” control of us, subject to certain limited exceptions.
     The shareholders’ agreement provides that once we become a reporting issuer and have a 20% public “float” of QMI Shares, certain provisions of the shareholders’ agreement will cease to apply, including the consent rights described under subsections (d)(4) and (f) in the description of the shareholders’ agreement above.
     In a separate letter agreement, dated December 11, 2000, Quebecor and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the shareholders agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully-diluted basis or, in the case of TVA Group only, 10%.
     On May 5, 2003, our Board of Directors, by resolution, increased the total number of directors on our Board of Directors from nine to ten and determined that the tenth director would be a nominee of Quebecor. Following the resolution, our Board of Directors consists of ten directors, of which six are nominees of Quebecor and four are nominees of Capital CDPQ. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management.”
Certain Relationships and Related Party Transactions
     The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from unrelated third parties.
  Management Arrangements
     Quebecor Inc. has entered into management arrangements with Quebecor Media and certain of its subsidiaries. Under these management arrangements, Quebecor, Quebecor Media and certain of its subsidiaries provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor Inc. In 2005, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2004.
     In 2005, Quebecor Media also paid aggregate management and guarantee fees of $1.2 million and $1.0 million respectively ($1.0 million and $0.8 million, respectively, in 2004) to its shareholders, Quebecor and CDP Capital. The guarantee fees related to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated in January 2006), which was guaranteed by each of Quebecor and CDP Capital in proportion to their respective interest in Quebecor Media. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
  Lease Arrangements
     Quebecor and other related parties lease office spaces to Quebecor Media. In 2005, the aggregate rent expense paid to Quebecor and other related parties was $2.6 million, compared with $3.7 million for 2004.
  Commercial Printing and Other Services
     Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for application/server hosting, advertising and other services from Quebecor World, which is also a subsidiary of Quebecor, and from another affiliated company. The aggregate purchases from Quebecor World and the affiliated company were $88.4 million in 2005, while, in 2004, such purchases amounted to $75.1 million, in the aggregate. The 2005 total revenues from Quebecor World and the affiliated company were $21.5 million, compared to $11.1 million in 2004. Quebecor Media conducts all of its business with Quebecor World and the affiliated company on a commercial, arms-length basis and records the transactions at the exchange value.
     In 2004, Quebecor World reached an agreement with Videotron Telecom, Business Telecommunications segment, to outsource its information technology infrastructure in North America for a period of seven years. As part of this agreement, Videotron Telecom purchased some of Quebecor World’s information technology infrastructure equipment at a cost of $3.0 million. The outsourcing services to Quebecor World are estimated to generate revenues of approximately $18.1 million annually. Both the price of the equipment transferred and the revenues of the outsourcing services have been accounted for at the exchange value. The transfer of the equipment was completed in December 2004.
     In the first quarter of 2005, Quebecor Media acquired certain assets of Quebecor World, which is also a subsidiary of Quebecor, for cash consideration of $3.3 million ($1.4 million paid in cash and an estimated balance payable of $1.9 million). The transaction was recorded at the book value of the transferred assets.
     In August 2005, we announced the creation of a new entity to be co-owned by Quebecor Media (75%) and Quebecor World (25%) to operate a new printing facility in Islington, in the Greater Toronto Area. This facility will serve customers of both Quebecor Media and Quebecor World. The new facility is expected to be fully operational by 2007.
  Caisse de dépôt et placement du Québec
     Caisse de dépôt et placement du Québec and its subsidiary Capital CDPQ may from time to time have equity interests in, or be creditors of, our subsidiaries, including TVA Group and Nurun.
  Tax Consolidation Transactions
     Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Quebecor Media and its subsidiaries have entered into certain tax consolidation transactions pursuant to which Quebecor Media typically issues preferred shares to its subsidiaries and correspondingly acquires convertible debt obligations or subordinated loans of these subsidiaries. As a result of such transactions, Quebecor Media and its subsidiaries recognize significant income tax benefits.
     Issuance and Redemption of Convertible Obligations and Investments in Quebecor Media Preferred Shares
     In July 2001, Sun Media and its subsidiaries issued a $1.6 billion convertible obligation to Quebecor Media, and used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares for tax consolidation purposes. In November 2002, Sun Media and its subsidiaries issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and used the proceeds to invest in $350.0 million of Quebecor Media preferred shares. In July 2003, Sun Media and its subsidiaries redeemed $360.0 million and in January 2004, Sun Media and its subsidiaries redeemed another $450.0 million of the convertible obligations, using the proceeds from the redemption of Quebecor Media preferred shares.
     In January 2005, Sun Media and its subsidiaries received a further $150.0 million for its investment in the Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, Sun Media and its subsidiaries issued a new convertible obligation to Quebecor Media in the amount of $255.0 million and used the proceeds from the issuance to invest in an additional $255.0 million of Quebecor Media preferred shares.
     Issuance of Subordinated Loans and Investments in Quebecor Media Preferred Shares
     In January 2004, Archambault Group issued a $70.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $70.0 millions of the Quebecor Media preferred shares for tax consolidation purposes. In April 2005,

Archambault Group issued a $55.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $55.0 million of Quebecor Media preferred shares for tax consolidation purposes.
     In June 2004 and October 2004, CEC Publishing issued an aggregate $200.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $200.0 million in Quebecor Media’s preferred shares for tax consolidation purposes. In August 2005, CEC Publishing reimbursed $184.0 million of the loan and Quebecor Media redeemed $184.0 million of preferred shares.
     In March 2005, Telexperts Quebecor Inc., a subsidiary of Quebecor Media, issued a $6.95 million subordinated loan to Quebecor Media and used the proceeds to invest in $6.95 million of Quebecor Media preferred shares for tax consolidation purposes.
     Other Income Tax Transactions
     During the years ended December 31, 2003 and 2004, some of the Company’s subsidiaries acquired tax benefits amounting to $13.7 million and $12.9 million, respectively, from Quebecor World, a company under common control. Of this amount, $13.4 million and $12.9 million were recorded as income taxes receivable in 2003 and 2004 respectively, while $0.3 million was recorded as long-term future income tax assets in 2003. These transactions allowed the Company to realize gains of $2.1 million and $0.1 million respectively (net of non-controlling interest), which are recorded as contributed surplus. Additional tax benefits of $8.0 million will be recognized in the statement of income as a reduction in income tax expense when the new deduction multiple applied on the tax benefits bought in 2003 and 2004 will be officially enacted. However, if the new deduction multiple does not become enacted, $6.0 million will be recorded as contributed surplus since the amount paid to Quebecor World will be recovered by an equal amount.
     On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company has transferred $192.0 million in capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2006, the parent company will transfer $75.0 million of non-capital losses to the Company in exchange for a cash consideration of $16.3 million. Cash considerations have been negotiated on an arms-length basis between the parties and represent the fair value of the tax deductions being transferred. As a result of these transactions, the Company has recorded a reduction of $15.9 million in income tax expense for 2005 and expects to reduce its income tax expense by $8.5 million in the future.
Interests of Experts and Counsel
     Not applicable.
ITEM 8 — FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     The consolidated balance sheets of Quebecor Media as at December 31, 2004 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows of Quebecor Media for the years ended December 31, 2003, 2004 and 2005, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.
Legal Proceedings
     We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.
     On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Videotron, in which the plaintiffs allege that Videotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages totaling approximately $26 million. Videotron’s management believes that the suit is not justified and intends to vigorously defend its case.

     In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration with Videotron in which it is seeking an amount of $8.6 million as reduction of the purchase price of the shares of Northern Cable Holdings Limited sold to Regional Cablesystems Inc. by a subsidiary of Videotron in 1998. A settlement in principle has been reached subject to finalization of the settlement documentation.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on our results, liquidity or financial position. We also carry insurance coverage in such amounts that we believe to be reasonable under the circumstances.
Dividend Policy and Dividends
  Dividend Policies and Payments
     Our authorized share capital consists of common shares and Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares and Series F Shares, as well as Preferred Shares, Series E. As of December 31, 2005, our issued and outstanding share capital was as follows:
•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ;

•	990,000 Cumulative First Preferred Shares, Series A, outstanding, which were held by Sun Media, Bowes Publishers Limited and Sun Media (Toronto) Corporation;

•	147,950 Cumulative First Preferred Shares, Series C, outstanding, which were held by Archambault Group and CEC Publishing of the Leisure and Entertainment segment; and

•	255,000 Cumulative First Preferred Shares, Series F, outstanding, which Series F Shares were held by subsidiaries of Sun Media.
     Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine. In 2005, the Board of Directors of Quebecor Media declared aggregate dividends of $105.0 million, of which $45.0 million was paid to shareholders in 2005 and $60.0 million was paid in January 2006. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.
     Holders of our Series A Shares are entitled to receive fixed cumulative preferred dividends at a rate of 12.5% per share per annum. The dividends declared on the Series A Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.
     Holders of our Series B Shares are entitled to receive a cash dividend, when, as and if declared by the Board of Directors. The dividend shall be payable only upon conversion of the Series B Shares into Common Shares. Dividends are determined by the Board of Directors in accordance with our Articles of Incorporation.
     Holders of our Series C Shares are entitled to receive fixed cumulative preferred dividends at a rate of 11.25% per share per annum. The dividends declared on the Series C Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.
     Holders of our Series D Shares are entitled to receive fixed cumulative preferred dividends at a rate of 11.0% per share per annum. The dividends declared on the Series D Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

     The holders of our Series E Shares are entitled to receive a maximum non-cumulative preferred monthly dividend at a rate of 1.25% per month, calculated on the redemption price of the Series E Shares when, as and if declared by the Board of Directors. The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.
     Holders of our Series F Shares are entitled to receive fixed cumulative preferred dividends at a rate of 10.85% per annum per share. The dividends declared on the Series F Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.
Significant Changes
     Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects – Subsequent Events”), there has been no significant change in our financial position since December 31, 2005.
ITEM 9 — THE OFFER AND LISTING
Offer and Listing Details
     Not applicable.
Plan of Distribution
     Not applicable.
Markets
  Outstanding Notes
     In July 2001, we issued US$715.0 million aggregate principal amount of our 11 1/8% Senior Notes due 2011 and US$295.0 million aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 in private placement transactions. In October 2001 we completed an exchange offer pursuant to which we exchanged our unregistered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 for SEC – registered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011. Both the Senior Notes and the Senior Discount Notes are unsecured, and each are due July 15, 2011, with cash interest payable semi-annually in arrears on January 15 and July 15 of each year except that, in the case of the Senior Discount Notes, interest will accrue, up to July 15, 2006, in the form of an increase in the accreted value, representing amortization of original issue discount of such Senior Discount Notes.
     On July 19, 2005, pursuant to portion tender offers announced on June 20, 2005, we purchased US$128.2 million in aggregate principal amount of our Senior Notes and US$12.1 million in aggregate principal amount at maturity of our Discount Notes, bearing interest at 11.125% and 13.750%, respectively. Quebecor Media paid a cash consideration of $215.3 million to purchase these notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements.
     On December 16, 2005, as part of our refinancing plan, we announced tender offers and consent solicitations pursuant to which we offered to repurchase and retire any and all of our outstanding 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011. Upon the completion of these tender offers in January 2006, we repurchased US$561.6 million in aggregate principal amount of our Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). We intend to redeem any remaining outstanding Senior Notes due 2011 and Senior Discount Notes due 2011 on July 15, 2006 at a price equal to 105.563% of the principal amount of such Senior Notes and 106.875% of the principal amount at maturity of such Senior Discount Notes, pursuant to the terms of the respective indentures governing the notes.
     Through a private placement that closed on January 17, 2006, we issued US$525.0 million aggregate principal amount of our 7 3/4 % Senior Notes due 2016. In connection with the issuance of our 7 3/4 % Senior Notes due 2016, we have agreed to use our best efforts to complete a registered exchange offer pursuant to which our unregistered 7 3/4 % Senior Notes due 2016 are exchanged for SEC-registered notes evidencing the same continuing indebtedness and having substantially identical terms. Our 7 3/4% Senior Notes due 2016 are unsecured and each are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year.
     There is currently no established trading market for our 11 1/8% Senior Notes due 2011, 13 3/4 % Senior Discount Notes due 2011 or our 7 3/4% Senior Notes due 2016. There can be no assurance as to the liquidity of any market that may develop for any series of our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of any series of our outstanding notes or on any automated dealer quotation system. The record holder of our Senior Notes due 2011, Senior Discount Notes due 2011 and Senior Notes due 2016 is Cede & Co., a nominee of The Depository Trust Company.
Selling Shareholders
     Not applicable.
Dilution
     Not applicable.
Expenses of the Issuer
     Not applicable.
ITEM 10 — ADDITIONAL INFORMATION
Share Capital
     In addition to our common shares, our authorized share capital is comprised of our Cumulative First Preferred Shares, Series A, or Series A Shares; Cumulative First Preferred Shares, Series B, or Series B Shares; Cumulative First Preferred Shares, Series C, or Series C Shares; Cumulative First Preferred Shares, Series D, or Series D Shares; Preferred Shares, Series E, or Series E Shares; and Cumulative First Preferred Shares, Series F, or Series F Shares.
     As of December 31, 2005, Sun Media and its subsidiaries, collectively, held 990,000 of our Series A Shares, representing 100% of the issued and outstanding Series A Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series A Shares are non-voting shares. Holders of Series A Shares are entitled to a cumulative annual dividend of 12.5% per share. Holders may require us to redeem the Series A Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The first issue of Series A Shares occurred in July 2001 and subsequent transactions have resulted in the current shareholding.
     As of December 31, 2005, there were no issued and outstanding Series B Shares.
     As of December 31, 2005, 9101-0835 Québec Inc., one of our indirect, wholly-owned subsidiaries, held 147,950 of our Series C Shares, representing 100% of the issued and outstanding Series C Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series C Shares are non-voting shares. Holders of Series C Shares are entitled to a cumulative annual dividend of 11.25% per share. Holders may require us to redeem the Series C Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The first issue of Series C Shares occurred in January 2004 and subsequent transactions have resulted in the current shareholding.
     As of December 31, 2005, there were no issued and outstanding Series D Shares, all of which were redeemed in December 2004.
     As of December 31, 2005, there were no issued and outstanding Series E Shares, one share of which class was issued and then redeemed in November 2004.
     As of December 31, 2005, subsidiaries of Sun Media, collectively, held 255,000 of our Series F Shares, representing 100% of the issued and outstanding Series F Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series F Shares are non-voting shares. Holders of Series F Shares are entitled to a cumulative annual dividend of 10.85% per share. Holders may require us to redeem the Series F Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The Series F Shares were issued in January 2005.
Memorandum and Articles of Association
     Our Articles of Incorporation and the various Articles of Amendment to the Articles of Incorporation filed by us are incorporated by reference from our registration statement filed with the Securities and Exchange Commission on September 5, 2001 (Registration No. 333-13792). In addition, (a) the Articles of Amendment to the Articles of Incorporation, which were filed on February 3, 2003, are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003 and (b) the Articles of Amendment to the Articles of Incorporation, which were filed on December 5, 2003 and January 16, 2004, are included as Exhibits 1.4 and 1.5 to our annual report for the fiscal year ended December 31, 2003 which was filed with the SEC on March 31, 2004. The Articles of Amendment to the Articles of Incorporation, which were filed on November 24, 2004, are included in this annual report as an exhibit. The Articles of Incorporation of Quebecor Media and the various Articles of Amendment to the Articles of Incorporation filed by Quebecor Media are collectively referred to as the “Articles.” The following is a summary of certain provisions of the Articles and our bylaws.

1.		We were incorporated, in Canada, under Part IA of the Companies Act (Québec) (the “Companies Act”) as 9093-9687 Québec Inc. on August 8, 2000 under registration number 1149501992. On August 18, 2000, a Certificate of Amendment was filed to change our name to Media Acquisition Inc. Our name was further changed to Quebecor Media Inc. on September 26, 2000. Our Articles do not describe our object and purpose.

2.	(a)	Our by-laws provide that we may transact business with one or more of our directors or with any firm of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction shall disclose his interest to us and to the other directors and shall abstain from discussing and voting on the transaction, except if his vote is required to bind us in respect of the transaction.

	(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

	(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, the directors may authorize us to borrow money and obtain advances upon the credit of our company, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of our company, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of our company to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.
     Neither the Articles nor our by-laws contain any provision with respect to (d) the retirement of directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of directors

3.	The rights, preferences and restrictions attaching to our Common Shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares and the Series F Shares) and our Preferred Shares, Series E are set forth below:

  Common Shares
(a)	Dividend rights: Subject to the rights of the holders of our Preferred Shares, each common share shall be entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of our common shares shall be entitled to receive notice of any meeting of our shareholders and to attend and vote on all matters to be voted on by our shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Other than as provided in paragraph (a) above (the holders of our common shares are entitled to receive dividends as determined by our Board of Directors) and paragraph (d) below (the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None

(f)	Sinking fund provisions: None

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of shares: None
     For a description of the Consolidated and Amended Shareholders’ Agreement among the holders of our common stock, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” in this annual report.
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
     As long as there are Cumulative First Preferred Shares outstanding, we shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Companies Act (Québec), (a) create any other class of shares ranking pari passu or in priority to any outstanding series of the Cumulative First Preferred Shares, (b) voluntarily liquidate or dissolve our company or execute any decrease of capital involving the distribution of assets on any other shares of our capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to any series of the Cumulative First Preferred Shares.

Cumulative First Preferred Shares, Series A (Series A Shares)
(a)	Dividend rights: The holders of record of the Series A Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 12.5% per share per annum. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay semi-annual dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series B (Series B Shares)
(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single dividend, payable in cash, in an amount to be determined by our Board of Directors in accordance with the Articles, which dividend, once determined by our Board of Directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.
(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series C (Series C Shares)
(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

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
(e)	Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series D (Series D Shares)
(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (the holders of Series D Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series F (Series F Shares)
(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series F Shares may require us to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.

Preferred Shares, Series E (Series E Shares)
(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.
4.	For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Section 3. Cumulative First Preferred Shares” above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Companies Act (Québec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Companies Act (Québec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our directors and ratified by a majority of the vote cast by the shareholders at a meeting called for such purpose.

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

6.	There is no limitation imposed by Canadian law or by the Articles or other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) (Canada) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada,” having regard to criteria set forth in the Investment Canada Act (Canada).

7.	The Articles provide that none of our shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them. In addition, the total number of shareholders of our company is limited to fifty, exclusive of present or former employees of our company or a subsidiary.

A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at another of our offices or at such other place in the Province of Québec as may be determined, from time to time, by the Board of Directors.

8.	Not applicable.

9.	Not applicable.

10.	Not applicable.
Material Contracts
     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.
(a)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

In connection with the issuance of these notes, we have agreed to file, within 120 days after the issue date of the notes, a registration statement relating to the exchange of these privately placed notes for publicly registered exchange notes with substantially identical terms evidencing the same continuing indebtedness. We have also agreed to use our best efforts to cause the registration statement to become effective within 210 days after the issue date of the notes and to consummate the exchange offer with 255 days after the issue date of the notes.

(b)	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent.

On January 17, 2006, in connection with our refinancing plan, we entered into Senior Secured Credit Facilities comprised of (i) a 5-year $100.0 million revolving credit facility that matures in January 2011, (ii) a 5-year $125.0 million term loan A that matures in January 2011, and (iii) a 7-year US$350.0 million term loan B facility that matures in January 2013. The Senior Secured Credit Facilities also include an uncommitted $350 million incremental facility that may be available to us, subject to compliance at all times with all financial covenants, absence of default and lenders being willing to fund the incremental amount. This incremental facility will have a term to be agreed with the lenders, although the maturity of borrowings under the incremental facility will be required to have a maturity falling on or extending beyond the maturity of the term loan B facility. We may draw Letters of Credit under the Senior Secured Credit Facilities. The proceeds of the term loan A and term loan B were used to refinance existing debt. The proceeds of our revolving facility may be used for our general corporate purposes.

Borrowings under the revolving credit facility, term loan A and term loan B bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case, an applicable margin.

Borrowings under the revolving credit facility are repayable in full in January 2011. Borrowings under our term loan A facility are repayable in full in January 2011 and borrowing under our term loan B facility are repayable in full in January 2013. We are also required to make specified quarterly repayments of amounts borrowed under the term loan A and term loan B.

Borrowings under the senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property and first-ranking pledges of all of the shares (subject to certain permitted encumbrances) of Sun Media and Videotron.

The senior secured credit facilities contain customary covenants that restrict and limit our ability to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the senior secured credit facilities contain customary financial covenants. The senior secured credit facilities contain customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Quebecor Media and its subsidiaries, and the occurrence of a change of control.
(c)	Indenture relating to US$650,000,000 of Videotron’s 6 7/8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Vidéotron Ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, Videotron issued US$335.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Videotron issued an additional US$315.0 million in aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and are due January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. The notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing (other than Videotron’s bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(d)	Indenture relating to US$175,000,000 of Videotron’s 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron Ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

On September 16, 2005, Videotron issued US$175,000,000 aggregate principal amount of its 6 3/8 Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee. These notes are unsecured and are due on December 15, 2015. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)	Amended and Restated Credit Agreement, dated as of November 19, 2004, by and among Vidéotron Ltée, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent.

On November 19, 2004, concurrently with the closing of the private placement of a new series of Videotron’s 6 7/8% Senior Notes due January 15, 2014, Videotron amended and restated its credit agreement, dated as of November 28, 2000, by executing and delivering the seventh amending agreement to its credit agreement. Pursuant to this amendment, Videotron’s amended and restated credit agreement provides for a $450.0 million revolving credit facility maturing in 2009. The proceeds of Videotron’s revolving credit facility are to be used for Videotron’s general corporate purposes, including for distributions to Videotron’s shareholder in certain circumstances.

Borrowings under Videotron’s amended and restated credit facility bear interest at the Canadian prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case, an applicable margin. Borrowings under Videotron’s revolving credit facility are repayable in full in November 2009.

Borrowings under this amended and restated credit facility and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of

Videotron’s current and future assets, as well as those of the guarantors party thereto, including most but not all of Videotron’s subsidiaries (the “Videotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Videotron Group, and other security.
This amended and restated credit facility contains customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this amended and restated credit facility contains customary financial covenants. It also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron and the members of the Videotron Group, and the occurrence of a change of control.

(f)	Indenture relating to US$205,000,000 of Sun Media’s 7 5/8% Senior Notes due February 15, 2013, dated as of February 7, 2003 by and among Sun Media Corporation, the guarantors party thereto, and National City Bank, as trustee, as supplemented.

On February 7, 2003 Sun Media issued US$205.0 million aggregate principal amount of its 7 5/8% Senior Notes due February 15, 2013 under an Indenture, dated as of February 7, 2003, as supplemented, by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee. These notes are unsecured and are due February 15, 2013. Interest on these notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. These notes are guaranteed on a senior unsecured basis by most, but not all, of Sun Media’s subsidiaries. These notes are redeemable, at Sun Media’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Sun Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Sun Media’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(g)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media Corporation, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.

On February 7, 2003, as part of the refinancing of its indebtedness, Sun Media entered into a secured credit facility consisting of a five-year revolving credit facility of $75.0 million and a six-year term loan B of US$230.0 million. In connection with Quebecor Media’s refinancing plan completed in January 2006, Sun Media’s credit facility was amended for the addition of a $40.0 million term loan C.

Borrowings under the revolving credit facility are repayable in full in February 2008. Borrowings under the term loan B and term loan C facilities are repayable in full in February 2009. Sun Media is also required to make specified quarterly repayments of amounts borrowed under the term loan B and term loan C facilities.

Borrowings under the term loan B facility are in US dollars and bear interest at LIBOR plus an applicable margin. Borrowings under the revolving credit facility and the term loan C facility are in Canadian dollars and bear interest at the Canadian prime rate or the bankers’ acceptance rate plus an applicable margin. The proceeds of the term loan B and and term loan C were used to refinance existing debt and for permitted distributions to Sun Media’s shareholder. The proceeds of Sun Media’s revolving facility may be used for general corporate purposes including distributions to Sun Media’s shareholder in certain circumstances.

Borrowings under this amended and restated credit facility and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of Sun Media’s current and future assets, as well as those of the guarantors party thereto, including most, but not all, of Sun Media’s subsidiaries (the “Sun Media Group”), guarantees of all the members of the Sun Media Group, pledges of shares of the members of the Sun Media Group, and other security.

This credit facility contains customary covenants that restrict and limit the ability of Sun Media and its subsidiaries to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this credit facility contains customary financial covenants. This credit facility also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Sun Media and members of the Sun Media Group, and the occurrence of a change of control.

(h)	Indenture relating to US$715,000,000 of our 11 1/8% Senior Notes due July 15, 2011, dated as of July 6, 2001, by and between Quebecor Media Inc. and National City Bank (now U.S. Bank Corporate Trust Services), as trustee, as amended, and Indenture relating to US$295,000,000 of our 13 3/4% Senior Discount Notes due July 15, 2011, dated as of July 6, 2001, by and between Quebecor Media Inc. and National City Bank (now U.S. Bank Corporate Trust Services), as trustee, as amended.

We issued US$715.0 million aggregate principal amount of our 11 1/8% Senior Notes due 2011 and US$295.0 million aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 under two separate indentures, each dated as of July 6, 2001, by and between us and National City Bank (now U.S. Bank Corporate Trust Services), as trustee. These notes are unsecured and are due on July 15, 2011. Interest on these notes is payable semi-annually in arrears on January 15 and July of each year.

On December 16, 2005, we announced tender offers and consent solicitations pursuant to which we offered to repurchase and retire any and all of our outstanding 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 and sought consents to eliminate substantially all of the restrictive covenants contained in the indentures governing these notes. On December 30, 2005, we announced that we had obtained the requisite majority consents to amend the respective indentures governing our Senior Notes due 2011 and Senior Discount Notes due 2011, thereby removing the principal restrictive covenants and certain events of default in respect of these notes. These amendments became effective on January 17, 2006 upon our purchase of the tendered Senior Notes due 2011 and Senior Discount Notes due 2011. In these tender offers, we repurchased US$561.6 million in aggregate principal amount of Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). We intend to redeem any remaining outstanding Senior Notes due 2011 and Senior Discount Notes due 2011 on July 15, 2006 at a price equal to 105.563% of the principal amount of such Senior Notes and 106.875% of the principal amount at maturity of such Senior Discount Notes, pursuant to the terms of the respective indentures governing these notes.

(i)	Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc., as amended by a First Amendment to Share Purchase Agreement dated as of December 31, 2004.

On December 22, 2003, 9101-0827 Québec Inc., a wholly-owned subsidiary of Quebecor Media entered into an agreement with Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P. (collectively “Carlyle”) to purchase the 5,000 Class C Preferred Shares held by Carlyle in 3662527 Canada Inc., the parent company of Videotron Télécom Ltd., Quebecor Media’s business telecommunications venture. The acquisition was made for a purchase price with a value estimated at approximately $125 million at closing. A payment of $55 million was made to Carlyle at closing on December 22, 2003. The balance of the purchase price is subject to variation on the basis of the valuation of the common shares of Quebecor Media and is payable on demand at any time after December 15, 2004, but no later than December 15, 2008. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the additional amount payable by delivering 3,740,682 Common Shares of the Company. The Company holds an option to pay this additional amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. Quebecor Media may, under certain conditions and if its shares are publicly traded at that time, pay the deferred purchase price by delivering 3,740,682 common shares to Carlyle (123,602,807 common shares of QMI were outstanding as of December 22, 2003).
Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.
     There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.
     In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Company — Business Overview — Regulation.”
Taxation
  Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of the 7 3/4% notes due 2016 by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders purchasing the notes for cash at original issue at their “issue price” within the meaning of the Code (i.e., the first price at which a substantial amount of the notes are sold to the public for cash). Moreover, the discussion is limited to U.S. Holders who purchase and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
     For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:
•	an individual citizen or resident alien of the United States;

•	a corporation or other entity treated as such formed in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.
     We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.
     If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of the notes.
     To ensure compliance with requirements imposed by the IRS, we inform you that the United States tax advice contained herein: (i) is written in connection with the promotion or marketing by Quebecor Media Inc. of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding United States tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

     PROSPECTIVE U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.
     Interest on the Notes
     Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be “passive income” (or, for taxable years beginning after December 31, 2006, “passive category income”), which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
     Sale, Exchange or Retirement of a Note
     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than for exchange notes pursuant to the exchange offer, as discussed below, or a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:
•	the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s tax basis in the notes.
     Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s tax basis in a note will generally equal the U.S. Holder’s cost therefor, less any principal payments received by such holder.
     Exchange of Notes Into Exchange Notes
     The exchange of a note for an exchange note by a U.S. Holder pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. A U.S. Holder will not recognize any gain or loss upon the receipt of an exchange note and a U.S. Holder will be required to continue to include interest on the exchange note in gross income in the manner and to the extent described herein. A U.S. Holder’s holding period for an exchange note will include the holding period for the original note exchanged therefor, and such U.S. Holder’s basis in the exchange note immediately after the exchange will be the same as such U.S. Holder’s basis in such original note immediately before the exchange.
     Information Reporting and Backup Withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
•	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;]

•	furnishes an incorrect TIN;

•	is notified by the IRS that is has failed to report properly interest or dividends; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.
     A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s federal income tax liability, provided that the required information is timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.
     We will report to the U.S. Holders of notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to these payments.
Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada
The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invest in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this prospectus are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, for the purposes of the Convention and the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owns the notes and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a Non-Resident Holder.
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
Dividends and Paying Agents
     Not applicable.

Statement by Experts
     Not applicable.
Documents on Display
     We file periodic reports and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549, or obtain copies of this information by mail from the public reference room at prescribed rates. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov.
     In addition, you may obtain a copy of the documents to which we refer you in this annual report without charge upon written or oral request to: Quebecor Media Inc., 612 Saint-Jacques Street, Montréal, Québec, Canada H3C 4M8, Attention: Investor Relations. Our telephone number is (514) 380-1999.
Subsidiary Information
     Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We use certain financial instruments, such as interest rate swaps, cross-currency swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes. While these agreements expose Quebecor Media and subsidiaries to the risk of non-performance by a third party, Quebecor Media and subsidiaries believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom they deal. Quebecor Media subscribes to a financial risk-management policy.
Foreign currency risk
     Most of Quebecor Media revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations.
Interest rate risk
     The Company’s revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptances rate (BA), (ii) London Interbank Offered Rate (LIBOR), and (iii) bank prime rate (Prime). Quebecor Media Senior Notes due 2011 and Senior Discount Notes due 2011, as well as the Senior Notes issued by Videotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. The Company has entered into various interest rate swap agreements and cross-currency interest rate swap agreements in order to manage its cash flows and fair value risk exposures to changes in interest rates.
Interest Rate Swaps
As at December 31, 2005
(in millions of dollars)

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate
Videotron Ltd. and its subsidiaries
May 2006	$90.0	Pay fixed/	5.41%	Bankers’ acceptance
		receive floating		3 months
September 2007	$5.0	Pay fixed/	3.75%	Bankers’ acceptance
		receive floating		3 months

Cross-currency Interest Rate Swaps
As at December 31, 2005
(in millions of dollars)

				Annual	Annual	Exchange rate of
				effective	nominal	interest and capital
	Period	Notional		interest	interest	payments per CDN
	covered	amount		rate	rate	for one US dollar

Quebecor Media Inc.
Senior Notes	2001 to 2011	US$	586.8	11.98%	11.125%	1.5255

Senior Discount Notes	2001 to 2011	US$	282.9	14.60%	13.75%	1.5822	(1)

Videotron Ltd. and its subsidiaries
Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptance
				3 months
				+ 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptance
				3 months
				+ 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Sun Media Corporation and its subsidiaries
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
				acceptance
				3 months
				+ 3.70%

Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
				acceptance
				3 months
				+ 3.70%

Term-loan “B” credit facility	2003 to 2009	US$	199.3	Bankers’	LIBOR	1.5175
				acceptance	+ 2.00%
				3 months
				+ 2.48%

(1)	As per the agreement, the exchange rate includes an exchange fee.
Commodity Price risk
     Through its Newspapers operations, the Company was party to a long-term supply contract with a newsprint producer pursuant to which it benefited from a volume discount from prevailing market prices. Management mitigates this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements. This newsprint agreement expired on December 31, 2005, although the supplier has continued to supply newsprint to the Company as it negotiates an extension of the supply agreement.

     The Company may also in the future enter into forward commodity price contracts or other hedging arrangements that limit its exposure to fluctuations in the price of newsprint.
Credit risk
     Concentration of credit risk with respect to trade receivables is limited due to Quebecor Media’s diverse operations and large customer base. As of December 31, 2005, the Company had no significant concentration of credit risk. The Company believes that the diversity of its product mix and customer base reduces its credit risk, as well as the impact of any change in its local markets or product-line demand.
     Quebecor Media is exposed to credit risk in the event of non-performance by counterparties in connection with its cross-currency swap agreements, interest rate swap agreements and its foreign exchange forward contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but it mitigates this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.
Fair value of financial instruments
     The table below provides information on the carrying value and fair value of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the year shown.
Carrying value and fair value
As at December 31, 2005
(in millions of dollars)

	2004		2005

	Carrying	Fair	Carrying
	value	value	value	Fair value

Quebecor Media Inc.
Long-term debt(1)	(1,140.7)	(1,332.9)	(988.1)	(1,078.8)
Cross-currency interest rate swaps	(3.9)	(241.9)	(21.5)	(261.3)
Foreign forward exchange contract	—	—	—	(1.8)
Videotron Ltd. and its subsidiaries
Long-term debt(1)	(888.9)	(901.1)	(971.7)	(967.4)
Interest rate swaps	(4.6)	(4.6)	(0.9)	(0.9)
Cross-currency interest rate swaps	(45.5)	(72.3)	(73.7)	(135.0)
Foreign exchange forward contract	(8.4)	(8.4)	—	(0.2)
Sun Media Corporation and its subsidiaries
Long-term debt(1)	(484.3)	(507.7)	(466.3)	(476.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(147.4)	(169.8)	(154.1)	(186.5)

TVA Group Inc. and its subsidiaries
Long-term debt	(34.9)	(34.9)	(107.1)	(107.1)

(1)	Including current portion.
Material limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal repayments

     As of December 31, 2005, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,(1)
2006	$2.7
2007	2.7
2008	2.7
2009	223.0
2010	107.1
2011 and thereafter	$2,195.0

(1)	Does not reflect the impact of the refinancing that the Company completed on January 17, 2006.
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
Use of Proceeds
     Not applicable.
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer, together with members of our senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.
     There have occurred no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16 [RESERVED]
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. La Couture is an “independent” director, as defined under SEC rules.
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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.
     The Audit Committee establishes the independent auditors’ compensation. In 2003, the Audit Committee pre-approved all audit services, determining which non-audit services the independent auditors are prohibited from providing, and authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2004 and 2005, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. For the years ended December 31, 2005 and 2004, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2004	2005
Audit Fees(1)	$2,157,149	$2,422,696
Audit-related Fees(2)	435,497	462,030
Tax Fees(3)	250,679	186,447
All Other Fees(4)	214,993	349,125
Total	$3,058,318	$3,420,298

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, review of security controls and operational effectiveness of systems, due diligence or accounting work related to acquisitions; employee benefit plan audits, internal control reviews and audit or attestation services not required by statute or regulation and audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms, statutory audits, and reports on internal controls required by the Sarbanes-Oxley Act of 2002 or other regulations.

(3)	Tax Fees include fees billed for tax compliance services, including tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(4)	All Other Fees include fees billed for forensic accounting, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
     Our audited consolidated balance sheets as of December 31, 2005 and 2004 and the consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003, including the notes thereto and together with the auditor’s report thereon, are included in this annual report beginning on page F-1.
ITEM 18 — FINANCIAL STATEMENTS
     Not applicable.
ITEM 19 — EXHIBITS
EXHIBITS
     The following documents are filed as exhibits to this annual report on Form 20-F:
Exhibit
Number	Description

1.1	Articles of Incorporation of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2002 which was filed on March 31, 2003).

1.3	By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).

1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).

1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, which was filed on March 31, 2005).

1.7	By-law number 2004-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, which was filed on March 31, 2005).

1.8	By-law number 2004-2 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, which was filed on March 31, 2005).

1.9	Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc., as of January 14, 2005 (translation).

1.10	By-law number 2005-1 of Quebecor Media Inc. (translation).

2.1	Form of 11 1/8% Senior Note due 2011 (included in Exhibit A to Exhibit 2.3 below) (incorporated by reference to Exhibit 4.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.2	Form of 13 3/4% Senior Discount Note due 2011 (included in Exhibit A to Exhibit 2.4 below) (incorporated by reference to Exhibit 4.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.3	11 1/8% Senior Note Indenture, dated as of July 6, 2001, by and between Quebecor Media Inc. and National City Bank, as trustee (incorporated by reference to Exhibit 4.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.4	13 3/4% Senior Discount Note Indenture, dated as of July 6, 2001, by and between Quebecor Media Inc. and National City Bank, as trustee (incorporated by reference to Exhibit 4.4 to Quebecor Media Inc.’s

Exhibit
Number	Description

Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.5	First Supplemental Indenture, dated as of December 30, 2005, to the Indenture, dated as of July 6, 2001, relating to Quebecor Media Inc.’s 11 1/8% Senior Notes due 2011, by and between Quebecor Media Inc. and U.S. Bank Corporate Trust Services (as successor to National City Bank), as trustee.

2.6	First Supplemental Indenture, dated as of December 30, 2005, to the Indenture, dated as of July 6, 2001, relating to Quebecor Media Inc.’s 13 3/4% Senior Discount Notes due 2011,, by and between Quebecor Media Inc. and U.S. Bank Corporate Trust Services (as successor to National City Bank), as trustee.

2.7	Form of 7 3/4% Senior Note due 2016 (included as Exhibit A to Exhibit 2.8 below).

2.8	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee.

2.9	Form of Sun Media Corporation 7 5/8% Senior Note due 2013 (included in Exhibit A to Exhibit 2.10 below) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.10	Indenture relating to Sun Media Corporation 7 5/8% Senior Notes due 2013, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.11	Sun Media Corporation First Supplemental Indenture, dated as of July 30, 2004, by and among Sun Media Corporation, the subsidiary guarantors signatory thereto, and U.S. Bank Corporate Trust Services (formerly National City Bank), as trustee (incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s annual report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005).

2.12	Form of Vidéotron Ltée 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.13	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Vidéotron Ltée Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.14	Indenture relating to Vidéotron Ltée 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Vidéotron Ltée’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.15	Vidéotron Ltée First Supplemental Indenture, dated as of July 12, 2004, by and among Vidéotron Ltée, SuperClub Videotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Videotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

2.16	Form of Videotron Ltée 6 3/8% Senior Note due 2015 (included as Exhibit A to Exhibit 2.18 below).

2.17	Form of Notation of Guarantee by the subsidiary guarantors of Vidéotron Ltée’s 6 3/8% Senior Notes due 2015 (included as Exhibit E to Exhibit 2.18 below).

2.18	Indenture relating to Vidéotron Ltée 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Videotron Ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Vidéotron Ltée’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English language (incorporated by reference to Exhibit 9.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001 Registration Statement 333-13792).

3.3	Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media Inc. (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended

Exhibit
Number	Description

December 31, 2003 which was filed on March 31, 2004).

4.1	Lease Agreement dated November 24, 1993 between Le Groupe Videotron Ltée and National Bank of Canada for the property located at 300 Viger Avenue East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.2	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent.

4.3	Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

4.4	First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to the applicable exhibit to Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 30, 2004).

4.5	Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005, Commission file No. 333-6690).

4.6	Third Amending Agreement, dated as of January 17, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005, filed on March 21, 2006, Commission file no. 333-6690).

4.7	Credit Agreement dated as of November 28, 2000 among Vidéotron Ltée, RBC Dominion Securities Inc., Royal Bank of Canada and the co-arrangers and lenders thereto, together with the First Amending Agreement dated as of January 5, 2001 and the Second Amending Agreement dated as of June 29, 2001 (incorporated by reference to Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.8	Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron Ltée, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Videotron TVN inc. and Câblage QMI inc., as guarantors and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Vidéotron Ltée’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

4.9	Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron Ltée, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Québec inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Vidéotron Ltée’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.10	Form of Amended and Restated Credit Agreement entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a

Exhibit
Number	Description

Seventh Amending Agreement dated as of November 19, 2004, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Schedule 2 to Exhibit 10.2 to Videotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.11	Form of Guarantee under the Vidéotron Ltée Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.12	Form of Share Pledge of the shares of Vidéotron Ltée and of the guarantors of the Vidéotron Ltée Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Videotron’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.13	Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc. (incorporated by reference to Exhibit 4.11 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

4.14	First Amendment to Share Purchase Agreement dated as of December 31, 2004 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P. and Quebecor Media Inc. and 9101-0827 Québec Inc. (incorporated by reference to Exhibit 4.18 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).

12.1	Certification of Pierre Francoeur, President and Chief Operating Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Mark D’Souza, Vice President, Finance (Principal Financial Officer) of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Francoeur, President and Chief Operating Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Mark D’Souza, Vice President, Finance (Principal Financial Officer) of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Mark D’Souza
	Name:	Mark D’Souza
	Title:	Vice President, Finance

Dated: March 29, 2006

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Index to Consolidated Financial Statements
Years ended December 31, 2003, 2004 and 2005

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholders of Quebecor Media Inc.
We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2004 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2003, 2004 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2003, 2004 and 2005 in accordance with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
February 10, 2006

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)

	2003	2004	2005

Revenues	$2,298.1	$2,462.4	$2,702.9

Cost of sales and selling and administrative expenses	(1,686.3)	(1,765.2)	(1,969.3)
Amortization	(226.6)	(225.9)	(231.9)
Financial expenses (note 2)	(300.1)	(314.6)	(285.3)
Reserve for restructuring of operations, impairment of assets and other special charges (note 3)	(1.8)	(2.8)	0.2
Gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary (note 4)	144.1	(4.8)	(60.0)
(Loss) gain on sale of businesses and other assets	(1.1)	9.3	0.1
Write-down of goodwill (note 12)	(0.5)	—	—

Income before income taxes	225.8	158.4	156.7

Income taxes (note 6)	(12.5)	37.4	44.0

	238.3	121.0	112.7

Non-controlling interest	(34.6)	(31.7)	(16.2)

Income from continuing operations	203.7	89.3	96.5

Income (loss) from discontinued operations (note 7)	0.2	(1.1)	—

Net income	$203.9	$88.2	$96.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated Statements of shareholders’ equity
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)

		Contributed		Translation	Total shareholder’s
	Capital Stock	surplus	Deficit	adjustment	equity

Balance as at December 31, 2002	$1,341.8	$3,214.6	$(2,801.7)	$(2.8)	$1,751.9
Issuance of new shares (note 17)	431.9	—	—	—	431.9
Purchase of tax credits from a company under common control	—	6.0	—	—	6.0
Net income	—	—	203.9	—	203.9
Translation adjustment	—	—	—	1.3	1.3

Balance as at December 31, 2003	1,773.7	3,220.6	(2,597.8)	(1.5)	2,395.0
Purchase of tax credits from a company under common control	—	(3.8)	—	—	(3.8)
Dividends	—	—	(20.0)	—	(20.0)
Net income	—	—	88.2	—	88.2
Translation adjustment	—	—	—	0.5	0.5

Balance as at December 31, 2004	1,773.7	3,216.8	(2,529.6)	(1.0)	2,459.9
Dividends	—	—	(105.0)	—	(105.0)
Net income	—	—	96.5	—	96.5
Translation adjustment	—	—	—	(1.3)	(1.3)

Balance as at December 31, 2005	$1,773.7	$3,216.8	$(2,538.1)	$(2.3)	$2,450.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)

	2003	2004	2005

Cash flows related to operations:
Income from continuing operations	$203.7	$89.3	$96.5
Adjustments for:
Amortization of property, plant and equipment	215.1	218.1	225.3
Amortization of deferred charges and write-down of goodwill	12.0	7.8	6.6
Amortization of deferred financing costs and of long-term debt discount	53.7	56.9	62.7
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(22.0)	8.0	4.4
Loss on revaluation of the additional amount payable (note 13)	4.5	26.9	10.1
Loss (gain) on sale of businesses, other assets and property, plant and equipment	20.3	3.1	(1.7)
(Gain) loss on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary (note 4)	(144.1)	4.8	60.0
Future income taxes	(28.0)	16.5	25.0
Non-controlling interest	34.6	31.7	16.2
Interest on redeemable preferred shares of a subsidiary	24.5	—	—
Other	8.0	(1.8)	(1.5)

	382.3	461.3	503.6
Net change in non-cash balances related to operations	(17.5)	38.6	(32.2)

Cash flows provided by continuing operations	364.8	499.9	471.4
Cash flows (used in) provided by discontinued operations	(1.2)	0.6	—

Cash flows provided by operations	363.6	500.5	471.4

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(8.9)	(4.2)	12.3
Net borrowings under revolving bank facilities	70.1	(86.4)	72.2
Issuance of long-term debt, net of financing fees	1,553.2	389.5	200.9
Repayments of long-term debt and unwinding of hedging contracts	(2,053.3)	(384.9)	(318.9)
Net increase in prepayments under cross-currency swap agreements	(118.1)	(184.4)	(34.1)
Repayments under an interest rate swap	—	—	(3.6)
Dividends	—	(20.0)	(45.0)
Dividends paid to non-controlling shareholders	(5.4)	(5.0)	(5.2)
Issuance of capital stock by subsidiaries	1.2	2.6	—
Repurchase of redeemable preferred shares of a subsidiary (note 4)	(55.0)	—	—
Proceeds from issuance of capital stock	431.9	—	—

Cash flows used in financing activities	(184.3)	(292.8)	(121.4)

Sub-total, balance carried forward	$179.3	$207.7	$350.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)

	2003	2004	2005

Sub-total, balance brought forward	$179.3	$207.7	$350.0

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents (note 5)	(76.2)	(112.5)	(110.5)
Proceed from disposal of businesses, net of cash and cash equivalents disposed (notes 5 and 7)	24.7	(7.8)	4.3
Additions to property, plant and equipment	(131.2)	(181.1)	(315.5)
Net (increase) decrease in temporary investments	(106.8)	94.5	59.1
Proceeds from disposal of assets	4.3	7.5	5.5
Decrease (increase) in advances receivable from parent company	26.1	—	(15.9)
Proceeds from disposal of tax deductions to the parent company	—	—	15.9
Other	(3.3)	(3.7)	(3.6)

Cash flows used in investing activities	(262.4)	(203.1)	(360.7)

Net (decrease) increase in cash and cash equivalents	(83.1)	4.6	(10.7)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1.6)	0.6	(0.7)

Cash and cash equivalents at beginning of year	188.3	103.6	108.8

Cash and cash equivalents at end of year	$103.6	$108.8	$97.4

Cash and cash equivalents consist of:
Cash	$43.0	$8.0	$14.9
Cash equivalents	60.6	100.8	82.5

	$103.6	$108.8	$97.4

Additional information on the consolidated statements of cash flows:

Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable	$11.9	$(10.9)	$(57.6)
Inventories and investments in televisual products and movies	15.9	5.3	(20.3)
Accounts payable and accrued charges	(85.2)	15.0	43.7
Other	39.9	29.2	2.0

	$(17.5)	$38.6	$(32.2)

Non-cash transaction related to financing activities:
Issuance of additional amount payable	$70.0	$—	$—

Cash interest payments	$236.4	$239.6	$230.5
Cash payments (net of refunds) for income taxes	(20.9)	8.8	13.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2004 and 2005
(in millions of Canadian dollars)

	2004	2005

Assets
Current assets:
Cash and cash equivalents	$108.8	$97.4
Temporary investments (market value of $99.7 million in 2004 and $40.6 million in 2005)	99.7	40.6
Accounts receivable (note 8)	342.9	415.7
Income taxes	24.2	9.3
Advances receivable from parent company and companies under common control	—	15.6
Inventories and investments in televisual products and movies (note 9)	134.7	155.5
Prepaid expenses	21.4	22.4
Future income taxes (note 6)	70.6	98.7

	802.3	855.2

Long-term investments (market value of $13.0 million in 2004 and $11.2 million in 2005)	13.0	11.2
Property, plant and equipment (note 10)	1,522.1	1,631.5
Future income taxes (note 6)	80.8	57.5
Other assets (note 11)	240.0	248.2
Goodwill (note 12)	3,851.0	3,871.9

	$6,509.2	$6,675.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
consolidated balance sheets (continued)
December 31, 2004 and 2005
(in millions of Canadian dollars)

	2004	2005

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness	$—	$12.7
Accounts payable and accrued charges	546.2	608.8
Deferred revenue	143.7	155.2
Income taxes	13.4	13.4
Dividends payable	—	60.0
Advances payable to parent company and companies under common control	16.7	—
Additional amount payable (note 13)	101.4	111.5
Current portion of long-term debt (note 14)	2.8	2.7

	824.2	964.3

Long-term debt (note 14)	2,546.0	2,530.5
Other liabilities (note 15)	297.0	359.3
Future income taxes (note 6)	189.4	227.0
Non-controlling interest (note 16)	192.7	144.3

Shareholders’ equity:
Capital stock (note 17)	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,529.6)	(2,538.1)
Translation adjustment	(1.0)	(2.3)

	2,459.9	2,450.1
Commitments and contingencies (note 19)
Guarantees (note 20)
Subsequent events (note 24)

	$6,509.2	$6,675.5

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors,

/s/ Serge Gouin	/s/ Jean La Couture

Serge Gouin, Chairman of the Board	Jean La Couture, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented Information
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)
Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet and telephony services in Canada and operates in the rental of videocassettes, digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution in Canada. The Leisure and Entertainment segment, which has operations solely in Canada, combines book publishing and distribution, and music production and distribution. The Business Telecommunications segment operates in Canada and offers enterprises, through its network, business-to-business connections, Internet connections, Website hosting and telephone services. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States and Europe. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, (loss) gain on sale of businesses and other assets and write-down of goodwill.
The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements.
Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are negotiated and measured as if they were transactions between unrelated parties.

	2003	2004	2005

Revenues:
Cable	$805.0	$871.6	$1,002.0
Newspapers	845.9	888.1	915.6
Broadcasting	340.9	358.0	401.4
Leisure and Entertainment	205.0	241.7	255.4
Business Telecommunications	77.7	78.6	102.1
Interactive Technologies and Communications	44.8	51.9	65.1
Internet/Portals	28.2	34.5	50.0
Head Office and inter-segment	(49.4)	(62.0)	(88.7)

	$2,298.1	$2,462.4	$2,702.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented Information (continued)
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)

	2003	2004	2005

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, (loss) gain on sale of businesses and other assets and write-down of goodwill:

Cable	$275.3	$341.2	$382.0
Newspapers	224.8	227.8	222.2
Broadcasting	81.5	80.5	53.0
Leisure and Entertainment	14.7	22.7	27.0
Business Telecommunications	14.4	22.6	31.3
Interactive Technologies and Communications	1.1	2.3	3.9
Internet/Portals	3.1	4.5	10.5

	614.9	701.6	729.9
General corporate (expenses) revenues	(3.1)	(4.4)	3.7

	$611.8	$697.2	$733.6

	2003	2004	2005

Amortization:
Cable	$141.8	$143.5	$145.2
Newspapers	27.6	26.0	30.3
Broadcasting	12.2	11.9	13.7
Leisure and Entertainment	4.1	5.6	4.3
Business Telecommunications	35.9	33.6	34.5
Interactive Technologies and Communications	2.4	1.7	1.7
Internet/Portals	1.3	0.7	0.8
Head Office	1.3	2.9	1.4

	$226.6	$225.9	$231.9

	2003	2004	2005

Additions to property, plant and equipment:
Cable	$90.3	$123.1	$191.8
Newspapers	14.3	18.8	74.0
Broadcasting	5.7	10.1	12.9
Leisure and Entertainment	1.3	3.3	7.9
Business Telecommunications	17.9	21.4	23.8
Interactive Technologies and Communications	0.9	1.2	1.4
Internet/Portals	0.3	0.8	0.7
Head Office	0.5	2.4	3.0

	$131.2	$181.1	$315.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented Information (continued)
Years ended December 31, 2003, 2004 and 2005
(in millions of Canadian dollars)

	2004	2005

Assets:
Cable	$3,912.7	$3,986.2
Newspapers	1,443.4	1,503.5
Broadcasting	549.7	585.3
Leisure and Entertainment	126.7	183.1
Business Telecommunications	266.3	265.5
Interactive Technologies and Communications	64.3	71.0
Internet/Portals	57.5	59.0
Head Office	88.6	21.9

	$6,509.2	$6,675.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
     The Company is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc.
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 25.
(a)	Basis of presentation:

The consolidated financial statements include the accounts of Quebecor Media Inc. (the “Company”) and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2003 and 2004 have been reclassified to conform with the presentation adopted for the year ended December 31, 2005.

(b)	Foreign currency translation:

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

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

(c)	Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, the allowance for sales returns, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments. Actual results could differ from these estimates.

(d)	Impairment of long-lived assets:

The Company reviews, when a triggering event occurs, the carrying values of its long-lived assets by comparing the carrying amount of the asset or group of assets to the expected future undiscounted cash flows to be generated by the asset or group of assets. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value, based on quoted market prices, when available, or on the estimated present value of future cash flows.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
(e)	Revenue recognition:

The Company recognizes its operating revenues when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.

The portion of unearned revenue is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main segments are as follows:

Cable segment

The Cable segment provides services under arrangement with multiple deliverables comprised of a separate unit of accounting for subscriber services (connecting fees and operating services) and a separate unit of accounting for sales of equipment to subscribers.

Connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average thirty-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same thirty-month period. Operating revenue from cable and other services, such as Internet access and telephony, is recognized when services are provided. Revenue from sales of equipment to subscribers and costs of equipment are recognized in income when the equipment is delivered. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of the offer.

Newspapers segment

Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized in accordance with the revenue recognition policy used by the Newspaper segment for its publishing activities. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the product is delivered.

Broadcasting segment

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertising has been broadcast. Revenues derived from circulation and advertising from publishing activities are recognized when publication is delivered. Revenues derived from specialty television channels are recognized on a monthly basis at the time the service is rendered.

Revenues derived from the sale and distribution of film and from television program rights are recognized when the following conditions are met: (a) persuasive evidence of a sale or a licensing agreement with a customer exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the licence period, (ii) the film or group of films affected, (iii) the consideration to be received for the rights transferred; (b) the film is complete and has been delivered or is available for delivery; (c) the licence period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; (d) the arrangement fee is fixed or determinable; (e) the collection of the arrangement fee is reasonably assured.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(e)	Revenue recognition (continued):

Broadcasting segment (continued)

Theatrical revenues are recognized over the period of presentation and when all of the above conditions are met. Theatrical revenues are based on a percentage of revenues generated by movie theatres. Revenues generated from video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales and when the aforementioned conditions are met.

Leisure and Entertainment segment

Revenues derived from retail stores, book publishing and distribution activities are recognized upon delivery of the products, net of provisions for estimated returns based on the segment historical rate of return.
(f)	Barter transactions:

In the normal course of operations, the Newspapers, the Broadcasting and the Internet/Portals segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

For the year ended December 31, 2005, the Company recorded $17.7 million of barter advertising ($16.3 million in 2003 and $13.1 million in 2004).
(g)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value. As at December 31, 2005, these highly liquid investments consist of commercial paper and bankers’ acceptance bearing interest from 3.24% to 3.32% and maturing in January 2006.
(h)	Temporary investments:

Temporary investments are recorded at the lower of cost and market value. Temporary investments consist of commercial paper bearing interest from 3.33% to 3.40% and maturing between April and May 2006.
(i)	Trade receivable:

The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.
(j)	Tax credits and government assistance

The Broadcasting and Leisure and Entertainment segments have access to several government programs designed to support production and distribution of televisual products and movies and magazine and book publishing in Canada. The financial aid for production is accounted for as reduction in expenses in compliance with the subsidiary’s accounting policy for the recognition of revenue from completed televisual products and movies. The financial aid for broadcast rights is applied against investments in televisual products or used directly to reduce operating expenses during the year. The financial aid for magazine and book publishing is accounted for in revenues when the conditions for acquiring the government assistance are met.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(j)	Tax credits and government assistance (continued):

The Interactive Technologies and Communications and Leisure and Entertainment segments receive tax credits mainly related to their research and development activities and publishing activities. These tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction in related costs, whether they are capitalized or expensed, in the year the expenses are incurred, as long as there is reasonable assurance of their realization.

(k)	Inventories:

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the market value for all inventories, except for raw materials and supplies, for which it is replacement cost. Work in process is valued at the pro-rata billing value of the work completed.

(l)	Investments in televisual products and movies:
(i)	Programs produced and productions in progress

Programs produced and productions in progress related to broadcast activities are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to cost of sales when the program is broadcasted or when a loss can be estimated.
(ii)	Broadcast rights

Broadcast rights are essentially contractual rights allowing limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records an asset for the broadcast rights acquired and a liability for obligations incurred under a licence agreement when the broadcast licence period begins and all of the following conditions have been met: the cost of each program, movies or series is known or can be reasonably determined; the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; the programs, movies or series are available for the first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

Broadcast rights are classified as short or long term, based on management’s estimates of the broadcast period. These rights are amortized upon the broadcast of televisual products and movies over the contract period, based on the estimated number of showings, using an amortization method based on future revenues. This amortization is presented in cost of sales and selling and administrative expenses. Broadcast rights are valued at the lower of unamortized cost or net realizable value. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(l)	Investment in televisual products and movies (continued):
(iii)	Distribution rights:

Distribution rights relate to the distribution of televisual products and movies. The costs include costs for movies acquisition rights and other operating costs incurred, which provide future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment’s share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, the televisual product or movie is available for broadcast and the cost of the licence is known or can be reasonably estimated.

Amounts paid for distribution rights prior to the conditions of recording the asset being met are recorded as prepaid distribution rights. Distribution rights are amortized using the individual film forecast computation method based on actual revenues realized over total expected revenues.

Estimates of revenues related to television products and movies are examined periodically by Broadcasting segment management and revised as necessary. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. The amortization of distribution rights is presented in cost of sales and selling and administrative expenses.
(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded if the realization of future income tax assets is not considered “more likely than not.”
(n)	Long-term investments:

Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company’s operations. Investments in companies subject to significant influence are accounted for by the equity method. Portfolio investments are accounted for by the cost method. Carrying values of investments recorded for by the equity or cost method are reduced to estimated market values if there is other than a temporary decline in the value of the investment.
(o)	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing charges and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable, cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are charged to cost of sales.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(o)	Property, plant and equipment (continued):

Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Asset	Estimated useful life

Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunications networks	3 to 20 years

Leasehold improvements are amortized over the term of the lease.
The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date of these assets undeterminable.
(p)	Goodwill and other intangible assets:

Goodwill and intangible assets with indefinite useful lives, are not amortized.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate item in the income statement before discontinued operations.

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

(q)	Deferred start-up costs and financing fees:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(r)	Stock-based compensation:

The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee, is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock options awards between the grant date and the measurement date result in a change in the measurement of the liability and compensation cost. Other stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional paid-in capital. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to paid-in capital.

In the case of the employee share purchase plans of Company’s subsidiaries, the contribution paid by the subsidiaries on behalf of their employees is considered a compensation expense. The contribution paid by employees for the purchase of shares is credited to the subsidiary’s capital stock.

(s)	Derivative financial instruments:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. The Company documents all relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

The Company enters into foreign exchange forward contracts to hedge anticipated foreign-denominated equipment purchases. Under hedge accounting, foreign exchange translation gains and losses are recognized as an adjustment to the cost of property, plant and equipment, when the transaction is recorded. The portion of the forward premium or discount on the contract relating to the period prior to consummation of the transaction is also recognized as an adjustment to the cost of property, plant and equipment, when the transaction is recorded.

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

Some of the Company’s cross-currency swap agreements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lenders’ exposure. Such prepayments are reimbursed by reductions in the Company’s future payments under the agreements. The portion of these reimbursements related to interest is accounted for as a reduction in financial expenses. The prepayments are presented on the balance sheet as a reduction in the liability of the derivative instrument.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(s)	Derivative financial instruments (continued):

Derivative instruments that are ineffective or that are not designated as an hedge are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.

(t)	Pension plans and postretirement benefits:
(i)	Pension plans:

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or the fair value of plan assets over the expected average remaining service period of the active employee group covered by the plans.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

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

The Company offers health, life and dental insurance plans to some of its retired employees. The Company accrues the cost of postretirement benefits, other than pensions. These benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation over the expected average remaining service life of the active employee group covered by the plans.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
2. FINANCIAL EXPENSES:

	2003	2004	2005

Interest on long-term debt	$242.0	$224.1	$212.7
Amortization of deferred financing costs and long-term debt discount	53.7	56.9	62.7
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(22.0)	8.0	4.4
Loss on revaluation of the additional amount payable	4.5	26.9	10.1
Interest on redeemable preferred shares of a subsidiary	27.5	—	—
Other	0.6	3.6	0.9
Investment income	(6.2)	(4.9)	(4.5)

	$300.1	$314.6	$286.3

Interest capitalized to the cost of property, plant and equipment	—	—	(1.0)

	$300.1	$314.6	$285.3

3. RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES:
2003

During the year ended December 31, 2003, the Company and its subsidiaries recorded asset write-downs totalling $1.3 million and severance costs and other restructuring charges of $0.5 million.

2004

During the year ended December 31, 2004, a write-down of deferred costs of $0.8 million in the Broadcasting segment, and an additional charge of $2.0 million in the Business Telecommunications segment for the settlement of a litigation related to the 2001 operations restructuring program were recorded.

2005

During the year ended December 31, 2005, the Broadcasting segment recorded a net reversal of $0.2 million related to restructuring initiatives of prior years.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
4.	GAIN (LOSS) ON DEBT REFINANCING AND ON REPURCHASE OF REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY:
(a)	Quebecor Media Inc.

As a result of the repurchase of a portion of its Notes on July 19, 2005, the Company recorded a loss of $60.8 million, comprised of the excess of the consideration paid over the carrying value of the Notes and of the hedging contracts, and the write-off of related deferred financing costs. The Company repurchased US$128.2 and US$12.1 million in aggregate principal amounts of its Senior Notes and Senior Discount Notes (note 14(ii) and (iii)), bearing interest at 11.125% and 13.750% respectively, pursuant to the tender offers announced on June 20, 2005. Under these offers, the total consideration was a fixed price of US$1,112.50 per US$1,000 principal amount for each Senior Note and a fixed price of US$1,007.50 per US$1,000 principal amount at maturity for each Discount Note, which includes an early tender premium in the amount of US$30.00 per US$1,000 of principal (or principal amount at maturity, in the case of the Discount Notes). The Company paid cash considerations totalling $215.3 million for the repurchase of the Notes, including the premiums and disbursements for unwinding hedging contracts

(b)	Videotron Ltd.:

On October 8, 2003, net proceeds from the issuance of a first series of the 6.875% Senior Notes (note 14(vi)) were used to repay Videotron Ltd.’s term-loan credit facilities “A” and “B”, in place as at December 31, 2002, as well as amounts outstanding on its revolving credit facilities. As a result of the debt refinancing, Videotron Ltd. recorded a loss of $17.1 million, comprised of a loss on the unwinding of hedging contracts and the write-off of deferred financing costs.

On November 19, 2004, the net proceeds from the issuance of a second series of the 6.875% Senior Notes (note 14(vi)) were used to repay in full Videotron Ltd.’s term loan credit facility “C” in place as at December 31, 2003. As a result of the refinancing of the term loan, Videotron Ltd. recorded a loss of $4.8 million, comprised of a loss of $4.6 million on the marked-to-market of a derivative instrument and the write-off of $0.2 million in deferred financing costs.

On July 15, 2005, Videotron Ltd., Cable segment, repurchased the entire aggregate principal amount of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125% and were due in 2007, for a total cash consideration of $99.3 million. The repurchase resulted in a gain of $0.8 million including the cost of unwinding a hedging contract.

(c)	Sun Media Corporation:

On February 7, 2003, net proceeds from the issuance of the 7.625% Senior Notes (note 14(x)) and from the new credit facilities were used to reimburse, in their entirety, the Senior Bank Credit facility of Sun Media Corporation and the two series of Senior Subordinated Notes at December 31, 2002. As a result of the debt refinancing, Sun Media Corporation recorded a net gain of $7.5 million in 2003, comprised of a cash gain of $10.3 million from unwinding hedging contracts, offset by the write-off of related deferred financing costs.

(d)	Videotron Telecom Ltd.:

On December 22, 2003, the Company repurchased the redeemable preferred shares issued by Videotron Telecom Ltd., Business Telecommunications segment, for a cash consideration of $55.0 million and an additional amount payable of $70.0 million (see note 13). As the carrying value of these preferred shares, classified as a liability instrument, was $278.7 million at the date of the transaction, a gain of $153.7 million was recorded in the consolidated statement of income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
5.	BUSINESS ACQUISITIONS AND DISPOSALS:

Business acquisitions:

During the years ended December 31, 2003, 2004 and 2005, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as Company’s management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from their date of acquisition.

2003
•	A total of 1,452,200 Class B Non-Voting Common Shares of TVA Group Inc. were repurchased for a cash consideration of $25.8 million, resulting in additional goodwill of $5.9 million.

•	On October 15, 2003, Quebecor Media Inc. increased its interest in CEC Publishing Inc., Leisure and Entertainment segment, from 50% to 100%, for a cash consideration of $15.0 million, resulting in a preliminary additional goodwill of $9.4 million, which was reduced by $5.5 million in 2004 when the purchase price allocation was finalized.

•	On November 3, 2003, Sun Media Corporation, Newspapers segment, completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc. for a cash consideration of $34.2 million, subject to certain purchase equation adjustments, resulting in additional goodwill of $20.8 million. The newspaper operations are located in Southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

•	Other businesses were acquired for cash considerations totalling $3.6 million, resulting in additional goodwill of $0.1 million.
2004
•	A total of 1,892,500 Class B non-voting Common Shares of TVA Group Inc. were repurchased for a cash consideration of $41.0 million, resulting in additional goodwill of $10.2 million.

•	All minority interests in Canoe Inc., Internet/Portals segment, directly owned by minority shareholders, were acquired for a cash consideration of $25.2 million, resulting in additional goodwill of $4.8 million.

•	On December 2, 2004, TVA Group Inc. and Sun Media Corporation, two subsidiaries of the Company, completed the acquisition of Sun TV (formerly Toronto 1). The purchase price paid at the closing was $43.2 million, $32.4 million of which was paid in cash by TVA Group Inc. for its 75% interest in Sun TV. Sun Media Corporation paid $2.8 million in cash and transferred to CHUM Limited its 29.9% interest in CablePulse24 (CP24), a 24-hour news station in Toronto, for its 25% interest in Sun TV. In December 2005, TVA Group Inc. and Sun Media Corporation recorded a balance payable of $3.6 million in respect with the final purchase price adjustment. The acquisition resulted in a preliminary goodwill of $11.2 million, which was reduced by $0.5 million in 2005 when the purchase price allocation was finalized. Also, the transfer of Sun Media Corporation’s interest in CP24 to CHUM Limited resulted in a gain on disposal of $8.0 million.

•	Other businesses were acquired for cash considerations totalling $13.3 million, resulting in additional goodwill of $8.8 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
5.	BUSINESS ACQUISITIONS AND DISPOSALS (continued):

Business acquisitions (continued):

2005
•	A total of 3,739,599 Class B non-voting Common Shares of TVA Group Inc., Broadcasting segment, were repurchased for a cash consideration of $81.9 million, resulting in an additional goodwill of $22.3 million on a preliminary basis.

•	On December 12, 2005, the Company acquired Sogides Ltée, a major book publishing and distribution group in Quebec, for a cash consideration of $24.0 million and an additional contingent payment of $5.0 million based on the achievement of specific conditions in 2008. This acquisition resulted in an additional goodwill of $7.8 million on a preliminary basis.

•	Other businesses were acquired for cash considerations totalling $4.6 million and the operating assets of the community newspaper Beauport Express, resulting in additional goodwill of $3.5 million.
Business acquisitions are summarized as follows:

	2003	2004	2005

Assets acquired:
Cash and cash equivalents	$2.4	$2.2	$—
Non-cash current operating assets	10.0	11.4	20.5
Property, plant and equipment	2.6	15.5	4.6
Other assets	22.8	32.8	6.3
Future income taxes	—	20.3	—
Goodwill	30.7	35.0	33.1
Non-controlling interest	23.3	31.8	60.3

	91.8	149.0	124.8

Liabilities assumed:
Bank indebtness	—	—	(0.4)
Non-cash current operating liabilities	(5.9)	(15.2)	(7.1)
Other liabilities	(0.1)	—	—
Future income taxes	(7.2)	(11.1)	(2.1)

	(13.2)	(26.3)	(9.6)

Net assets acquired at fair value	$78.6	$122.7	$115.2

Consideration:
Cash	$78.6	$114.7	$110.5
Balance payable	—	—	3.6
Community newspaper (Beauport Express)	—	—	1.1
Investment in CP24	—	8.0	—

	$78.6	$122.7	$115.2

Business disposals
•	In 2003 and 2005, the Company sold businesses for cash considerations of $2.0 million and $0.5 million, resulting in a loss on disposal of $1.1 million and a gain on disposal of $0.1 million, respectively.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
6.	INCOME TAXES:

Income taxes on continuing operations are as follows:

	2003	2004	2005

Current	$15.5	$20.9	$19.0
Future	(28.0)	16.5	25.0

	$(12.5)	$37.4	$44.0

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate of the Company and its subsidiaries:

	2003	2004	2005

Statutory tax rate	33.1%	31.0%	31.0%

Increase (reduction) resulting from:
Effect of provincial and foreign tax rates differences	—	0.2	(0.2)
Effect of non-deductible charges and/or tax rate deductions	2.7	4.4	4.2
Change in valuation allowance	(20.0)	(6.3)	(4.8)
Change in future income tax balances due to a tax rate increase	—	—	7.6
Tax consolidation transaction with the parent company	—	—	(10.1)
Other	(0.1)	(5.7)	0.4

Effective tax rate before the following items	15.7	23.6	28.1

Effect of the non-taxable net gain on debt refinancing and on repurchase of redeemable preferred shares	(21.2)	—	—

Effective tax rate	(5.5)%	23.6%	28.1%

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
6.	INCOME TAXES (continued):

The tax effects of significant items comprising the Company’s net future income tax liabilities are as follows:

	2004	2005

Loss carryforwards	$257.1	$296.0
Accounts payable and accrued charges	32.3	32.2
Property, plant and equipment	(235.8)	(226.0)
Goodwill and other assets	(21.3)	(33.2)
Deferred charges	(7.1)	(13.3)
Other	19.2	25.8

	44.4	81.5
Valuation allowance	(82.4)	(152.3)

Net future income tax liabilities	$(38.0)	$(70.8)

The current and long-term future income tax assets and liabilities are as follows:

	2004	2005

Future income tax assets:
Current	$70.6	$98.7
Long-term	80.8	57.5

	151.4	156.2
Future income tax liabilities:
Long-term	(189.4)	(227.0)

Net future income tax liabilities	$(38.0)	$(70.8)

The net change in the total valuation allowance for the year ended December 31, 2005, is due mainly to the realization of a capital loss of approximately $400.0 million resulting from a subsidiary being wound-up in 2005 and for which, the Company has recorded a full valuation allowance of $76.0 million.
Subsequent recognition of tax benefits relating to the valuation allowance as at December 31, 2005 will be entirely reported in the consolidated statement of income.
As at December 31, 2005, the Company had loss carryforwards for income tax purposes including $482.0 million available to reduce future taxable income, of which $462.0 million will expired from 2006 to 2025 and $20.0 million that can be carried forward indefinitely, and $679.0 million available to reduce future capital gains that can be carried forward indefinitely.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
6.	INCOME TAXES (continued):

During the years ended December 31, 2003 and 2004, some of the Company’s subsidiaries acquired tax benefits amounting to $13.7 million and $12.9 million, respectively, from Quebecor World Inc., a company under common control. Of this amount, $13.4 million and $12.9 million were recorded as income taxes receivable in 2003 and 2004, respectively, while $0.3 million was recorded as long-term future income tax assets in 2003. These transactions allowed the Company to realize gains of $2.1 million and $0.1 million, respectively (net of non-controlling interest) which are recorded as contributed surplus. Additional tax benefits of $8.0 million will be recognized into the statement of income as a reduction of income taxes expenses when the new deduction multiple applied on the tax benefits bought in 2003 and 2004 will be officially enacted. However, if the new deduction multiple does not become enacted, $6.0 million will be recorded as contributed surplus since the amount paid to Quebecor World Inc. will be recovered by an equal amount.

On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company has transferred to its parent company $192.0 million of capital losses for a cash consideration of $15.9 million. In addition, in 2006, the parent company will transfer to the Company $75.0 million of non-capital losses in exchange of a cash consideration of $16.3 million. Cash considerations have been negotiated on an arms-length basis between the parties and represent the fair value of tax deductions being transferred. As a result of these transactions, the Company has recorded a reduction of $15.9 million of its income tax expense in 2005 and expects to reduce its income tax expense by $8.5 million in the future.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments. Any such liability cannot reasonably be determined at the present time.

7.	DISCONTINUED OPERATIONS:

On March 14, 2003, Nurun Inc. closed the sale of its interest in Nurun Technologies S.A. for a cash consideration of $0.3 million, resulting in a loss on disposal of $0.1 million (net of income taxes and non-controlling interest).

On May 5 and 8, 2003, Sun Media Corporation, Newspapers segment, concluded the sale of its operating businesses in Florida and British Columbia for a total cash consideration of $22.4 million, resulting in a gain on disposal of $0.3 million (net of income taxes and non-controlling interest). These operations included 13 weekly publications as well as commercial printing operations.

On May 25, 2004, in response to a partial takeover bid for Mindready Solutions Inc., 6.75 million Common Shares of Mindready Solutions Inc. held by Nurun Inc., Interactive Technologies and Communications segment, were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance of $3.4 million in February 2005. In March 2005, Nurun Inc. sold its 9.6% remaining interest in Mindready Solutions Inc. for cash proceeds of $0.4 million. The sale resulted in a loss on disposal of $0.3 million (net of income taxes and non-controlling interest).

The results of the disposed businesses were reclassified and disclosed in the consolidated statements of income as “Income (loss) from discontinued operations”, while the cash flows related to the operations of the disposed businesses were reclassified and disclosed in the consolidated statements of cash flows as “Cash flows provided by (used in) discontinued operations”.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
7.	DISCONTINUED OPERATIONS (continued) :

The following tables provide additional financial information related to the operations from the above discontinued operations for the years ended December 31, 2003 and 2004.

Combined and consolidated statements of income

	2003	2004

Revenues	$29.5	$8.0

Cost of sales and selling and administrative expenses	(29.0)	(9.7)
Amortization	(1.1)	(0.3)
Financial income	—	0.2
Reserve for restructuring of operations	0.2	—

Loss before income taxes	(0.4)	(1.8)
Income taxes	0.3	0.1

	(0.7)	(1.9)

Non-controlling interest	0.6	1.1
Gain (loss) on disposal of businesses (net of income taxes and of non-controlling interest)	0.3	(0.3)

Income (loss) from discontinued operations	$0.2	$(1.1)

8.	ACCOUNTS RECEIVABLE:

	2004	2005

Trade	$310.0	$360.5
Other	32.9	55.2

	$342.9	$415.7

9.	INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2004	2005

Raw materials and supplies	$35.2	$32.0
Work in process	7.5	9.7
Finished goods	56.2	68.7
Investments in televisual products and movies	35.8	45.1

	$134.7	$155.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
10.	PROPERTY, PLANT AND EQUIPMENT:

			2004
		Accumulated
	Cost	amortization	Net amount

Land	$33.0	$—	$33.0
Buildings and leasehold improvements	169.9	33.5	136.4
Machinery and equipment	710.1	397.7	312.4
Receiving, distribution and telecommunication networks	1,384.2	359.2	1,025.0
Projects under development	15.3	—	15.3

	$2,312.5	$790.4	$1,522.1

			2005
		Accumulated
	Cost	amortization	Net amount

Land	$32.7	$—	$32.7
Buildings and leasehold improvements	179.6	44.9	134.7
Machinery and equipment	818.3	476.2	342.1
Receiving, distribution and telecommunication networks	1,521.8	478.1	1,043.7
Projects under development	78.3	—	78.3

	$2,630.7	$999.2	$1,631.5

11.	OTHER ASSETS:

	2004	2005

Broadcasting licenses	$109.7	$109.3
Deferred financing costs, net of accumulated amortization	49.2	42.6
Investments in televisual products and movies	22.3	28.0
Customer relationships and non-competition agreements, net of accumulated amortization	20.9	21.9
Deferred connection costs	9.4	15.5
Deferred asset related to the discontinuation of hedge accounting	12.5	11.7
Deferred pension charge (note 23)	8.1	8.2
Other	7.9	11.0

	$240.0	$248.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
12.	GOODWILL:

For the years ended December 31, 2003, 2004 and 2005, the changes in the carrying amounts of goodwill were as follows:

						2003
					Adjustment of
	Balance as at	Business			purchase price	Balance as at
	December 31,	acquisitions	Discontinued		allocation and	December 31,
	2002	(disposals)	operations	Write-down	other	2003

Cable	$2,662.7	$—	$—	$—	$(1.6)	$2,661.1
Newspapers	1,000.1	20.8	(10.1)	—	—	1,010.8
Broadcasting	158.6	6.7	—	—	(0.3)	165.0
Leisure and Entertainment	34.9	8.7	—	—	—	43.6
Business Telecommunications	0.9	(0.9)	—	—	—	—
Internet/Portals	26.2	—	—	(0.5)	—	25.7

Total	$3,883.4	$35.3	$(10.1)	$(0.5)	$(1.9)	$3,906.2

				2004
			Adjustment of
	Balance as at	Business	purchase price	Balance as at
	December 31,	acquisitions	allocation and	December 31,
	2003	(disposals)	other	2004

Cable	$2,661.1	$5.2	$(84.5)[1]	$2,581.8
Newspapers	1,010.8	0.4	—	1,011.2
Broadcasting	165.0	20.3	—	185.3
Leisure and Entertainment	43.6	1.0	(5.5)	39.1
Interactive Technologies and Communications	—	2.8	0.3	3.1
Internet/Portals	25.7	4.8	—	30.5

Total	$3,906.2	$34.5	$(89.7)	$3,851.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
12.	GOODWILL (continued):

					2005
			Adjustment of
	Balance as at	Business	purchase price		Balance as at
	December 31,	acquisitions	allocation and		December 31,
	2004	(disposals)	other		2005

Cable	$2,581.8	$—	$—		$2,581.8
Newspapers	1,011.2	1.0	(10.2	) [1]	1,002.0
Broadcasting	185.3	22.3	(0.5)		207.1
Leisure and Entertainment	39.1	7.8	–		46.9
Interactive Technologies and Communications	3.1	1.3	(0.8)		3.6
Internet/Portals	30.5	—	—		30.5

Total	$3,851.0	$32.4	$(11.5)		$3,871.9

[1]	Recognition of tax benefits not recognized as at the business acquisition date.
13.	ADDITIONAL AMOUNT PAYABLE:

The value of the additional amount payable resulting from the repurchase of the redeemable preferred shares (note 4 (d)) fluctuates based on the market value of the Company’s Common Shares. Until the Company is listed on a stock exchange, the value of the additional amount payable is based on a formula established in the agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2005, the additional amount payable is valued at $111.5 million ($101.4 million as at December 31, 2004). Change in the amount payable is recorded as a financial expense in the statement of income. The additional amount payable matures on December 15, 2008. The holder has the right to require payment at any time since December 15, 2004. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the additional amount payable by delivering 3,740,682 Common Shares of the Company, adjusted to take into account certain shareholders’ equity transactions. The Company holds an option to pay this additional amount in cash, for a period of 30 days following each of June 15, 2007 and June 15, 2008. The Company may, under certain conditions and if its shares are publicly traded at that time, pay the additional amount by delivering 3,740,682 Common Shares to the holder.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
14.	LONG-TERM DEBT:

	Effective
	interest rate as at	Year of
	December 31, 2005	maturity	2004	2005

Quebecor Media Inc.:
Credit facility (i)		2007	$—	$—
Senior Notes (ii)	11.50%	2011	844.7	672.0
Senior Discount Notes (iii)	13.75%	2011	296.0	316.1

			1,140.7	988.1

Videotron Ltd. and its subsidiaries (iv):
Credit facility (v)		2009	—	—
Senior Notes (vi)	6.59%	2014	796.6	769.2
Senior Notes (vii)	6.44%	2015	—	202.5
Senior Secured First Priority Notes (viii)	7.59%	2007	92.3	—

			888.9	971.7

Sun Media Corporation and its subsidiaries (iv):
Credit facilities (ix)	6.24%	2008-2009	241.6	231.1
Senior Notes (x)	7.88%	2013	242.7	235.2

			484.3	466.3

TVA Group Inc. and its subsidiaries (iv):
Revolving bank loan (xi)	4.02%	2010	34.9	107.1

			2,548.8	2,533.2

Less current portion:

Sun Media Corporation and its subsidiaries			2.8	2.7

			$2,546.0	$2,530.5

(i)	The credit facility of $75.0 million ($135.0 million in 2004), available for general liquidity purposes, is a one-year revolving credit facility that can be extended on a yearly basis, which was refinanced in January 2006 (see note 24). The credit facility is secured by a first ranking moveable hypothec on all tangible and intangible assets, current and future, of the Company. As at December 31, 2005, the carrying value of assets guaranteeing the credit facility is $6,675.5 million. The credit facility in aggregate is secured by the Company’s shareholders. The borrowed amounts bear interest at floating rates based on bankers’ acceptance rate or bank prime rate. As at December 31, 2005, no amount was drawn on the credit facility.

(ii)	The Senior Notes, for a principal amount of US$586.8 million, net of the partial repurchase in July 2005 (see note 4 (a)) were issued at discount for net proceeds of US$573.8 million. These notes bear interest at a rate of 11.125%, payable semi-annually, since January 15, 2002. Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using a cross-currency interest rate swap, under which all payments were set in Canadian dollars. On January 17, 2006, the Company repurchased US$561.6 million in aggregate principal amounts of the notes (note 24).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
14.	LONG-TERM DEBT (continued):
(iii)	The Senior Discount Notes, for a principal amount of US$282.9 million, net of the partial repurchase in July 2005 (see note 4(a)), were issued at discount for net proceeds of US$145.0 million. These notes bear interest at a rate of 13.75%, payable semi-annually, commencing January 15, 2007. Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on July 15, 2006. The Company has fully hedged the foreign currency risk associated with the Senior Discount Notes by using a cross-currency interest rate swap agreement, under which all payments were set in Canadian dollars. On January 17, 2006, the Company repurchased US$275.6 million in aggregate principal amounts at maturity of the notes (note 24).

(iv)	The debt of these subsidiaries is non-recourse to the parent company, Quebecor Media Inc.

(v)	The credit facility of $450.0 million is a revolving credit facility maturing in November 2009 and bears interest at bankers’ acceptance or LIBOR rates, plus a margin, depending on Videotron Ltd.’s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries. As at December 31, 2005, the carrying value of assets guaranteeing the credit facility of Videotron Ltd. was $3,986.2 million. The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions. As at December 31, 2005, no amount was drawn on the credit facility.

(vi)	In October 2003, a first series of Senior Notes was issued at discount for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of Senior Notes was sold at premium on their face amount of US$315.0 million resulting in gross proceeds of US$331.0 million before accrued interest and issuance fees of US$6.2 million. These notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium.

(vii)	On September 16, 2005, Senior Notes were issued at discount for net proceeds of US$174.1 million, before issuance fees of $3.8 million. These Notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The Notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after December 15, 2010, with a premium.

(viii)	The Senior Secured First Priority Notes were repurchased on July 15, 2005 (note 4 (b)).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
14.	LONG-TERM DEBT (continued):
(ix)	The bank credit facilities comprise a revolving credit facility amounting to $75.0 million, maturing in 2008, and a term loan “B” credit facility amounting to US$230.0 million, excluding issuance fees of US$0.5 million, maturing in 2009, and are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants that restrict the declaration and payment of dividends and other distributions, as well as financial ratios. As at December 31, 2005, the carrying value of assets guaranteeing the bank credit facilities was $ 1,503.5 million. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. On October 12, 2004, the bank credit facilities were amended such that advances under the term loan “B” credit facility bear interest at LIBOR plus a margin of 2.00% per annum, or at U.S. prime rate plus a margin of 1.00% per annum, with the possibility of such margins being reduced under certain circumstances. Sun Media Corporation has fully hedged the foreign currency risk associated with the term B loan by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. As at December 31, 2005, no amount had been drawn on the revolving credit facility, while the term loan “B” credit facility was in use for an amount of US$198.7 million.

(x)	The Senior Notes were issued at discount for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These notes bear interest at a rate of 7.625% and mature in 2013. The notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Sun Media Corporation Inc. Sun Media Corporation has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, with a premium.

(xi)	The credit agreement amended in 2005, consists of a revolving term bank loan of a maximum of $160.0 million ($65.0 million in 2004), bearing interest at the prime rate of a Canadian chartered bank or bankers’ acceptances rates, plus a variable margin determined by certain financial ratios. In 2005, the revolving term loan maturity was extended until June 15, 2010. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios.
Certain debts of the Company and its subsidiaries contain restrictions to pay dividends. On December 31, 2005, the Company and its subsidiaries were in compliance with all debt covenants.
Principal repayments on long-term debt over the next years are as follows:

2006	$2.7
2007	2.7
2008	2.7
2009	223.0
2010	107.1
2011 and thereafter	2,195.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
15.	OTHER LIABILITIES:

	2004	2005

Cross-currency interest-rate swap agreements and other derivative instruments	$209.8	$261.0
Accrued stock-based compensation	22.0	32.8
Deferred revenues	16.0	23.4
Accrued post-retirement benefits liability (note 23)	29.5	30.3
Accrued pension benefit liability (note 23)	12.3	7.2
Other	7.4	4.6

	$297.0	$359.3

16.	NON-CONTROLLING INTEREST:

Non-controlling interest includes the interest of non-controlling shareholders in the participating shares of the Company’s subsidiaries. As at December 31, 2005, the most significant non-controlling interests were as follows:

		Non-controlling
Subsidiary	Segment	interest

TVA Group Inc.	Broadcasting	54.77%
Nurun Inc.	Interactive Technologies and Communications	42.10%

17.	CAPITAL STOCK:
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
17.	CAPITAL STOCK (continued):
(a)	Authorized capital stock (continued):
•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)	Issued capital stock:

	Common Shares		Preferred B Shares
	Number	Amount	Number	Amount

Balance as at December 31, 2002	95,131,972	1,341.8	—	—
Issuance of new shares	14,221,664	215.8	216,145,684	216.1
Conversion of Preferred B Shares into Common Shares	14,249,171	216.1	(216,145,684)	(216.1)

Balance as at December 31, 2003, 2004 and 2005	123,602,807	$1,773.7	—	$—

As at December 31, 2005, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 990,000 Preferred A Shares (1,140,000 Preferred A Shares in 2004) and 255,000 Preferred F Shares, for a total amount of $1,245.0 million (1,140.0 million in 2004), and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 147,950 Preferred C Shares (270,000 Preferred C Shares in 2004) for an amount of $147.9 million (270.0 million in 2004). These shares are eliminated on consolidation.

(c)	Transactions during the year:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
17.	CAPITAL STOCK (continued):
(c)	Transactions during the year (continued):

2004

On January 14, 2004, the Company redeemed 450,000 Preferred A Shares owned by its wholly owned subsidiary, Sun Media Corporation, Newspapers segment, for an amount of $450.0 million.

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

On November 30, 2004, the Company issued one Preferred E share, for an amount of $3.6 million to its wholly owned subsidiary, Sun Media Corporation, Newspapers segment. On the same day, the Company redeemed the shares for an amount of $3.6 million.

2005

On January 14, 2005, the Company redeemed 150,000 Preferred A Shares for an amount of $150.0 million from Sun Media Corporation and its subsidiaries, Newspaper segment, and issued 255,000 Preferred F Shares for an amount of $255.0 million to Sun Media Corporation and its subsidiaries.

On March 9, 2005 and April 29, 2005, the Company issued 61,950 Preferred C Shares to 9101-0835 Quebec inc., Leisure and Entertainment segment, for a total amount of $61.9 million. On August 2, 2005, the Company redeemed 184,000 Preferred C Shares for an amount of $184.0 million.
18.	SHARE PURCHASE PLANS:
(a)	Quebecor Media Inc. stock option plan:

Under a stock option plan established by the Company, 6,185,714 Common Shares of the Company were set aside for officers, senior employees and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media Inc. at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of the Company on the stock exchanges where such shares are listed at the time of grant. Unless authorized by the the Company Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the Company have not been listed on a recognized stock exchange. On December 31, 2007, if the shares of the Company have not been so listed, optionees may exercise, between January 1 and January 31 of each year, starting January 1st, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by the Company’s Board of Directors, and the exercise price of their vested options. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
18.	SHARE PURCHASE PLANS (continued):
(a)	Quebecor Media Inc. stock option plan (continued):

The following table gives summary information on outstanding options granted as at December 31, 2004 and 2005:

		2004		2005
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	2,607,537	$16.93	3,135,040	$17.99
Granted	663,930	21.84	255,630	28.96
Cancelled	(136,427)	16.48	(162,349)	17.13

Balance at end of year	3,135,040	$17.99	3,228,321	$18.90

Vested options at end of year	268,282	$16.51	939,965	$17.20

The following table gives summary information on outstanding options as at December 31, 2005:

		Outstanding options		Vested options
		Weighted average		Weighted average
Range of exercise price	Number	years to maturity	Number	exercise price

$ 15.19 to 21.77	2,921,392	7.0	936,335	$17.18
21.77 to 31.55	306,929	9.2	3,630	22.98

$ 15.19 to 31.55	3,228,321	7.2	939,965	$17.20

For the year ended December 31, 2005, a charge of $10.8 million related to the plan is included in income ($6.6 million in 2003 and 15.1 million in 2004).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
18.	SHARE PURCHASE PLANS (continued):
(b)	TVA Group Inc. plans:
(i)	Stock option plan for senior executives

Under this stock option plan, 1,400,000 Class B shares of TVA Group Inc. have been set aside for senior executives of TVA Group Inc. and its subsidiaries. The terms and the conditions of options granted are determined by TVA Group Inc.’s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Options granted under the plan may generally vest over a five-year period on the basis of 25% each year, starting on the second anniversary of the grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, to opt to receive from TVA Group Inc. a cash payment equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value and the purchase price of the shares under the option. The market value is defined by the average closing market price of the Class B share for the last five trading days preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2004 and 2005:

		2004		2005
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	300,300	$16.55	215,000	$$19.81
Granted	126,500	20.75	115,630	20.85
Exercised	(161,800)	16.52	(6,000)	14.00
Cancelled	(50,000)	13.24	(14,453)	20.85

Balance at end of year	215,000	$19.81	310,177	$20.27

Vested options at end of year	73,500	$19.39	72,500	$18.50

The following table gives summary information on outstanding options as at December 31, 2005:

		Outstanding options			Vested options
			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$14.00 to 18.85	47,500	4.7	$15.85	47,500	$15.85
18.86 to 25.50	262,677	8.5	21.06	25,000	23.52

$14.00 to 25.50	310,177	7.9	$20.27	72,500	$18.50

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
18.	SHARE PURCHASE PLANS (continued):
(b)	TVA Group Inc. plans (continued):
(i)	Stock option plan for senior executives (continued)

Had the vested options been exercised as at December 31, 2005, Quebecor Media Inc.’s interest in TVA Group Inc. would have decreased from 45.23% to 45.11% (39.73% to 39.64% as at December 31, 2004).

A reversal of $0.1 million of the compensation cost was recorded for the TVA Group Inc. plan for the year ended December 31, 2005 (none in 2003 and a charge of $0.2 million in 2004).

(ii)	Share purchase plan for executives and employees

In 1998, TVA Group Inc. introduced a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its executives and a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its employees. The plans provide that participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B shares. The plans also provide financing terms free of interest. No Class B shares were issued under the plans during the years ended December 31, 2003, 2004 and 2005. The remaining balance that may be issued under the share purchase plan for executives is 332,643 TVA Group Inc. Class B shares as at December 31, 2004 and 2005. The remaining balance that may be issued under the share purchase plan for employees is 229,753 TVA Group Inc. Class B shares as at December 31, 2004 and 2005.

(iii)	Deferred share unit plan

In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc., and its subsidiaries. The deferred share units (“DSU”s) are redeemable only upon termination of the participant’s employment. The redemption price is payable in cash or, at TVA Group Inc.’s discretion, in Class B shares of TVA Group Inc. or by a combination of cash and shares. Under this plan, a maximum of 25,000 Class B shares of TVA Group Inc. can be issued. No DSUs were issued under this plan during the years ended December 31, 2004 and 2005.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
19.	COMMITMENTS AND CONTINGENCIES:
(a)	Leases:

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $331.4 million. The minimum payments for the coming years are as follows:

		Other
	Leases	commitments

2006	$38.8	$94.1
2007	32.1	36.6
2008	26.7	7.5
2009	21.9	4.9
2010	17.7	—
2011 and thereafter	51.1	—

Operating lease rentals amounted to $40.9 million, $35.1 million and $42.4 million for the years ended December 31, 2003, 2004 and 2005, respectively.

(b)	Long-term agreement:

Newsprint represents a significant component of operating costs for the Newspapers segment. Sun Media Corporation uses one newsprint manufacturer to supply its requirements, and has entered into a long-term agreement with this supplier which expired December 31, 2005. The Company is currently renegotiating the contract for the period ending December 31, 2006 under principally the same terms and conditions. The terms of the expired agreement provide the Company with an ongoing discount to market prices and commit Sun Media Corporation to purchase an annual minimum of 15,000 tonnes of newsprint exclusively from this supplier.

(c)	Other commitments:

The Broadcasting segment has commitments to invest $62.5 million over an eight-year period ending in 2012 in the Canadian TV industry and in the Canadian communications industry to promote Canadian TV content and the development of communications. As at December 31, 2005, $18.7 million remained to be invested.

(d)	Contingencies:

On March 13, 2002, legal action was initiated by the shareholders of a cable company against Videotron Ltd., Cable segment. They contend that Videotron Ltd. did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totaling $26.0 million. Videotron Ltd.’s management claims the suit is not justified and intends to vigorously defend its case in Court.

A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or its financial position.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
20.	GUARANTEES:

In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2006 and 2010 to the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2016. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2005, the maximum exposure with respect to these guarantees is $16.9 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.

Business and asset disposals:

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. Also, in connection with the sale of Mindready Solutions Inc., the Company has guaranteed, up to a maximum amount of $1.0 million, that company’s commitments related to a lease of premises that expires in 2011. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
21.	FINANCIAL INSTRUMENTS:

The Company is exposed to risks relating to foreign exchange fluctuations and is also subject to risks relating to interest rate fluctuations. To reduce these risks, the Company and its subsidiaries use derivative financial instruments. None of these instruments are held or issued for speculative purposes.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/Euro	August 2007	1.4310	$58.1
$/CHF	February 2007	0.9050	11.9

Sun Media Corporation
$/ US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries:
$/ US$	Less than 1 year	1.1790	10.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
21.	FINANCIAL INSTRUMENTS (CONTINUED):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps:

						Exchange rate
						of interest
				Annual	Annual	and capital
				effective	nominal	payments per
	Period	Notional		interest	interest	CDN dollar for
	covered	amount		rate	rate	one US dollar
Quebecor Media Inc.:
Senior Notes	2001 to 2011	US$	586.8	11.98%	11.125%	1.5255

Senior Discount Notes	2001 to 2011	US$	282.9	14.60%	13.75%	1.5822	(1)

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				plus 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				plus 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
				acceptances
				3 months
				plus 3.70%

Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
				acceptances
				3 months
				plus 3.70%

Term-loan B credit	2003 to 2009	US$	199.3	Bankers’	LIBOR	1.5175
facility				acceptances	plus 2.00%
				3 months
				plus 2.48%

[1]	As per the agreement, the exchange rate includes an exchange fee.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
21.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued):

Some of these cross-currency swap agreements are subject to a ceiling on negative fair market value, below which the Company may be required to make prepayments to limit the exposure of the counterparties. Such prepayments are offset by equal reductions in the Company.’s commitments under the agreements. Because of the appreciation of the Canadian dollar against the U.S. dollar, the Company was required to make prepayments of $197.7 million in 2004 and $75.9 million in 2005. These prepayments were financed from the Company’s available cash and from its existing credit facilities. As part of the refinancing of its debts on January 17, 2006 (see note 24), the Company settled these existing cross-currency swap agreements and entered into new hedging contracts under which the Company is not required to make prepayments in the future.

Also, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date or at any time, from an anniversary date of the transaction to maturity, at the then-market value.

(iii)	Interest-rate swaps:

Videotron Ltd. has entered into interest rate swaps to manage its interest rate exposure and has committed to exchange, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts.

The amounts of outstanding contracts as at December 31, 2005 by Videotron Ltd. are shown in the table below:

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate

Videotron Ltd. and its subsidiaries
May 2006	$90.0	Pay fixed/	5.41%	Bankers’ acceptance
		receive floating		3 months

September 2007	$5.0	Pay fixed/	3.75%	Bankers’ acceptance
		receive floating		3 months

(b)	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, temporary investments, accounts receivable, bank indebtedness, accounts payable and accrued charges, dividend payable, advances receivable from parent company and companies under common control and the additional amount payable approximates their fair value since these items will be realized or paid within one year or are due on demand.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
21. FINANCIAL INSTRUMENTS (continued):
(b)	Fair value of financial instruments (continued):

Financial instruments with a fair value that is different from their carrying amount as at December 31, 2004 and 2005 are as follows:

	2004		2005
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt	(1,140.7)	(1,332.9)	(988.1)	(1,078.8)
Cross-currency interest rate swaps	(3.9)	(241.9)	(21.5)	(261.3)
Foreign forward exchange contracts	—	—	—	(1.8)

Videotron Ltd. and its subsidiaries
Long-term debt	(888.9)	(901.1)	(971.7)	(967.4)
Interest rate swaps	(4.6)	(4.6)	(0.9)	(0.9)
Cross-currency interest rate swaps	(45.5)	(72.3)	(73.7)	(135.0)
Foreign exchange forward contract	(8.4)	(8.4)	—	(0.2)

Sun Media Corporation and its subsidiaries
Long-term debt [1]	(484.3)	(507.7)	(466.3)	(476.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(147.4)	(169.8)	(154.1)	(186.5)

TVA Group Inc. and its subsidiaries
Long-term debt	(34.9)	(34.9)	(107.1)	(107.1)

[1]	Including current portion
The fair value of the financial liabilities are estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.

(c)	Credit risk management:

The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

When the Company enters into derivative contracts, the counterparties are international and Canadian banks that have a minimum credit rating of A- from Standard & Poor’s or A3 from Moody’s and are subject to concentration limits. The Company does not foresee any failure by counterparties in meeting their obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at December 31, 2005, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
21. FINANCIAL INSTRUMENTS (continued):
(c)	Credit risk management (continued):

The Company believes that the product-line diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
22. RELATED PARTY TRANSACTIONS:
During the year, the Company made purchases and incurred rent charges from companies under common control and from an affiliated company in the amount of $88.4 million ($78.9 million in 2003 and $75.1 million in 2004), included in the cost of sales and selling and administrative expenses. The Company made sales to companies under common control and to an affiliated company in the amount of $21.5 million ($2.6 million in 2003 and $11.1 million in 2004). These transactions were concluded and accounted for at the exchange value.
In 2005, the Company acquired certain assets from Quebecor World Inc., a company under common control, for a cash consideration of $3.3 million. The transaction was recorded at the carrying value of the assets transferred.
In 2004, Videotron Telecom Ltd., Business Telecommunications segment, purchased some of the Quebecor World Inc.’s information technology (IT) infrastructure equipment of Quebecor World Inc., a company under common control, at a cost of $3.0 million as part of an IT outsourcing long-term agreement signed between the parties. Both the price of the equipment transferred and revenues from this outsourcing agreement are accounted for at the exchange value.
Quebecor Inc. (the “parent company”) has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide each other management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. Also, in connection with the Company’s credit facility, which is secured by the Company’s shareholders, an annual security fee equivalent to 1% of the credit facility is charged to the Company by its shareholders. In 2005, the Company received a net amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2003 and 2004). The Company has incurred management and security fees of $2.2 million ($1.1 million in 2003 and $1.8 million in 2004) with the shareholders. In addition, the Company incurred rent expenses with a subsidiary of a shareholder and with a shareholder of the parent company for an amount of $2.6 million ($3.6 million in 2003 and $3.7 million in 2004).
During the year ended December 31, 2005, Nurun Inc., Interactive Technologies and Communications segment, received interest of $0.8 million ($1.0 million in 2003 and $0.7 million in 2004) from Quebecor Inc. As at December 31, 2005, cash and cash equivalents totalling $22.3 million ($25.1 million as at December 31, 2004) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.
23. PENSION PLANS AND POSTRETIREMENT BENEFITS:
The Company maintains various flat-benefit plans and various final-pay plans with indexation features from none to 2%. Also, the Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed once at least in the last three years and the next required valuations will be performed at least over the next three years.
The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
23. PENSION PLANS AND POSTRETIREMENT BENEFITS:
The following tables give a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2004 and 2005, and a statement of the funded status as at those dates:

		Pension benefits	Postretirement benefits
	2004	2005	2004	2005

Change in benefit obligations:
Benefit obligations at beginning of year	$410.8	$444.9	$28.6	$35.5
Service costs	11.9	15.3	1.5	1.8
Interest costs	26.2	27.7	1.9	2.2
Plan participants’ contributions	7.3	10.4	–	–
Actuarial loss	6.6	68.7	2.6	4.5
Benefits and settlements paid	(18.2)	(16.7)	(1.0)	(1.2)
Plan amendments	0.3	5.6	–
Curtailment gain	–	–	–	(2.4)
Other	–	–	1.9	–

Benefit obligations at end of year	$444.9	$555.9	$35.5	$40.4

		Pension benefits	Postretirement benefits
	2004	2005	2004	2005

Change in plan assets:
Fair value of plan assets at beginning of year	$377.1	$421.8	$–	$–
Actual return on plan assets	38.6	47.2	–	–
Employer contributions	17.0	18.1	1.0	1.2
Plan participants’ contributions	7.3	10.4	–	–
Benefits and settlements paid	(18.2)	(16.7)	(1.0)	(1.2)

Fair value of plan assets at end of year	$421.8	$480.8	$–	$–

The plan assets are comprised of:

	2004	2005

Equity securities	53.2%	55.8%
Debt securities	45.5	43.4
Other	1.3	0.8

	100.0%	100.0%

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
23. PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):
As at December 31, 2005, plan assets included shares of the parent company and of a company under common control representing an amount of $2.7 million ($2.1 million as at December 31, 2004).

		Pension benefits	Postretirement benefits
	2004	2005	2004	2005

Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(23.1)	$(75.1)	$(35.5)	$(40.4)
Unrecognized actuarial loss	27.4	81.1	7.3	11.2
Unrecognized net transition (asset) obligation	(6.2)	(5.7)	0.6	0.5
Unrecognized prior service cost (benefit)	14.1	18.1	(1.9)	(1.6)
Valuation allowance	(16.4)	(17.4)	—	—

Net amount recognized	$(4.2)	$1.0	$(29.5)	$(30.3)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2004	2005	2004	2005

Benefit obligations	$(272.7)	$(549.5)	$(35.5)	$(40.4)
Fair value of plan assets	240.6	473.6	—	—

Funded status — plan deficit	$(32.1)	$(75.9)	$(35.5)	$(40.4)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2004	2005	2004	2005

Accrued benefit liability	$(12.3)	$(7.2)	$(29.5)	$(30.3)
Deferred pension charge	8.1	8.2	—	—

Net amount recognized	$(4.2)	$1.0	$(29.5)	$(30.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
23. PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):
Components of the net benefit costs are as follows:

		Pension benefits			Postretirement benefits
	2003	2004	2005	2003	2004	2005

Service costs	$8.1	$11.9	$15.3	$1.3	$1.5	$1.8
Interest costs	24.2	26.2	27.7	1.9	1.9	2.2
Actual return on plan assets	(56.4)	(38.6)	(47.2)	—	—	—
Current actuarial loss	30.4	6.6	68.7	0.9	2.6	4.5
Current prior service costs (benefits)	2.3	0.3	5.6	(0.3)	—	—
Curtailment (gain) loss and other	(0.2)	—	—	—	1.9	(1.6)

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	8.4	6.4	70.1	3.8	7.9	6.9
Difference between actual and expected return on plan assets	31.7	9.2	15.1	—	—	—
Deferral of amounts arising during the period:
Actuarial gain	(30.4)	(6.6)	(68.7)	(0.9)	(2.6)	(4.5)
Prior service costs	(2.3)	(0.3)	(5.6)	0.3	—	—
Amortization of previously deferred amounts:
Net actuarial loss	0.8	1.3	(0.2)	0.2	—	(0.1)
Prior service costs (benefits)	1.2	1.2	1.6	(0.3)	(0.3)	(0.3)
Transitional obligations	(0.5)	(0.5)	(0.5)	0.1	0.1	0.1
Other	0.4	—	—	—	—	—

Total adjustments to recognize the long-term nature of benefit costs	0.9	4.3	(58.3)	(0.6)	(2.8)	(4.8)
Valuation allowance	1.1	2.6	1.0	—	—	—

Net benefit costs	$10.4	$13.3	$12.8	$3.2	$5.1	$2.1

The expense related to defined contribution pension plans amounted to $9.7 million ($8.7 million in 2003 and $10.3 million in 2004).
Also, the total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, totalled $29.0 million in 2005 ($23.2 million in 2003 and $28.3 million in 2004).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
23. PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):
The weighted average rates used in the measurement of the Company’s benefit obligations as at December 31, 2003, 2004 and 2005 and current periodic costs are as follows:

		Pension benefits			Postretirement benefits
	2003	2004	2005	2003	2004	2005

Benefit obligations
Rates as at year-end:
Discount rate	6.25%	6.00%	5.00%	6.25%	6.00%	5.00%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

Current periodic costs
Rates as at preceding year-end:
Discount rate	6.75%	6.25%	6.00%	6.75%	6.25%	6.00%
Expected return on plan assets [1]	7.75	7.75	7.50	—	—	—
Rate of compensation increase	3.78	3.50	3.50	3.78	3.50	3.50

[1]	After management and professional fees
The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.8% at the end of 2005. The cost, as per an estimate, is expected to decrease gradually for the next 7 years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
	1%	1%
Sensitivity analysis	increase	decrease

Effect on service and interest costs	$0.9	$(0.8)
Effect on benefit obligations	8.6	(6.6)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
24.	SUBSEQUENT EVENTS
On January 17, 2006, the Company issued new Senior Notes of US$525.0 million in aggregate principal amount, bearing interest at 7.75% and maturing in March 2016. In addition, the Company refinanced its credit facilities through the execution of a $125.0 million term loan A credit facility, maturing in January 2011, a US$350.0 million term loan B credit facility, maturing in January 2013 and a $100.0 million five-year revolving credit facility. Funds from new Senior Notes and new term loans A and B credit facilities, in addition to borrowings from Videotron Ltd. existing revolving credit facility and a new credit facility of Sun Media, were used to repurchase US$561.6 in aggregate principal amounts of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amounts at maturity of the Company’s outstanding 13.75% Senior Discount Notes pursuant to tenders offers announced December 16, 2005. In the tender offers, the total consideration per US$1,000 principal amount of Senior Notes was US$1,083.49 and the total consideration per US$1,000 principal amount at maturity of Senior Discount Notes was US$1,042.64, which includes a tender premium of US$30.00 per US$1,000 of principal, or principal amount at maturity, in the case of the Discount Notes, in respect of Notes tendered on or prior to December 30, 2005. As a result, the Company will record an estimated loss of $332.0 million comprised of the excess of the consideration paid of $1.3 billion, including disbursements for unwinding hedging contracts, over the carrying value of the Notes and of the hedging contracts, and the write-off of deferred financing costs.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:
The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements:
(a)	Consolidated statements of income:

	2003	2004	2005

Net income, as reported in the consolidated statements of income per GAAP in Canada	$203.9	$88.2	$96.5
Adjustments:
Development, pre-operating and start-up costs (i)	3.2	(2.1)	(1.3)
Pension and postretirement benefits (ii)	(0.4)	0.9	2.1
Change in fair value and ineffective portion of derivative instruments (iii)	(167.5)	6.6	11.3
Income taxes (iv) (v)	1.3	(4.4)	31.1
Non-monetary transactions (vi)	–	–	1.5
Gain on repurchase of redeemable preferred shares of a subsidiary (vii)	(153.7)	–	–
Other	16.7	6.9	–

Net (loss) income, as adjusted per GAAP in the United States (in Canadian dollars)	$(96.5)	$96.1	$141.2

(b)	Comprehensive (loss) income:
The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity. The details of the comprehensive loss are as follows:

	2003	2004	2005

Net (loss) income, as adjusted per GAAP in the United States	$(96.5)	$96.1	$141.2
Derivative instruments (iii)	(63.9)	(105.7)	(22.0)
Pension and post-retirement benefits (ii)	(0.1)	(4.4)	(18.8)
Translation adjustment [1]	1.3	0.5	(1.3)
Income taxes (iv)	3.5	2.2	73.3

Comprehensive (loss) income per GAAP in the United States	$(155.7)	$(11.3)	$172.4

[1]	Change for the year.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(b)	Comprehensive (loss) income (continued):
Accumulated other comprehensive loss as at December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005

Derivative instruments (iii)	$(48.7)	$(154.4)	$(176.4)
Pension and post-retirement benefits (ii)	(7.0)	(11.4)	(30.2)
Translation adjustment	(1.5)	(1.0)	(2.3)
Income taxes (iv)	2.3	4.5	77.8

Accumulated other comprehensive loss at end of year	$(54.9)	$(162.3)	$(131.1)

(c)	Consolidated balance sheets:

	2004		2005

	Canada	United States	Canada	United States

Goodwill	3,851.0	3,846.3	3,871.9	3,868.0
Future income tax assets	80.8	81.7	57.5	57.5
Other assets	240.0	214.7	248.2	240.7
Long-term debt	(2,546.0)	(2,512.1)	(2,530.5)	(2,465.8)
Other liabilities	(297.0)	(541.5)	(359.3)	(684.5)
Future income tax liabilities	(189.4)	(189.0)	(227.0)	(103.8)
Non-controlling interest	(192.7)	(194.9)	(144.3)	(144.0)
Contributed surplus (v)(vii)	(3,216.8)	(3,370.5)	(3,216.8)	(3,386.4)
Deficit	2,529.6	2,763.5	2,538.1	2,727.3
Accumulated other comprehensive loss	1.0	162.3	2.3	131.1

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets (continued):
(ii)	Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in accumulated other comprehensive loss.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.

(iii)	Under GAAP in United States, Statement of Financial Accounting Standards No.133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges, such as certain cross-currency interest rate swaps of Videotron Ltd. and Sun Media Corporation, changes in the fair value of the derivative instrument are substantially offset in the statement of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as the Company’s cross-currency interest rate swaps and certain cross-currency interest rate swaps or forward exchange contracts of Videotron Ltd. and Sun Media Corporation, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the statement of income each period.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(iv)	This adjustment represents the tax impact of United States GAAP adjustments. Furthermore, the Company concluded, in 2005, that the realization of future income tax assets related to its derivative financial instruments was now considered “more likely than not”. Consequently, the tax benefits were recognized in the statement of income and in the statement of comprehensive income.

(v)	In 2005, the Company entered into a tax consolidation transaction by which the Company has transferred to its parent company capital losses for a cash consideration of $15.9 million (note 6). Under GAAP in Canada, the transaction was recorded in accordance with CICA Handbook 3840, Related Party Transactions, and resulted in a reduction of $15.9 million of the Company’s income tax expense. Under GAAP in the United States, since this transaction related to an asset transfer from a subsidiary to its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received has been recognized in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets (continued):
(vi)	In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

(vii)	Under GAAP in Canada, the gain on repurchase of redeemable preferred shares of a subsidiary is included in income. Under GAAP in the United States, any such gain would be included in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(d)	Additional disclosures required under GAAP in the United States:
(i)	Pension plans
The expected long-term rate-of-return-on-assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages and current expectations of future returns. In addition, consideration is given to the extent active management is employed in each class and to inflation rates. A single expected long-term rate of return on plan assets is then calculated by weighting each asset class.
The Company’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment risk is monitored on an ongoing basis.
The expected employer contributions to the Company’s defined benefit pension plans and post-retirement benefits plans will be $24.5 million in 2006 and the expected benefit payments over the next years will be as follows:

2006	$19.6
2007	19.3
2008	20.5
2009	21.3
2010	23.1
2011-2015	143.2

Under GAAP in the United States, the amount of accumulated benefit obligation related to pension and post-retirement benefits plans must be disclosed. As at December 31, 2004 and 2005, the accumulated benefit obligation for all plans was of $411.1 million and $505.2 million, respectively; while the accumulated benefit obligation related to plans that are not fully funded was $247.3 million and $499.2 million as at the same respective dates.
(ii)	Allowance for doubtful accounts

Under GAAP in the United States, allowance for doubtful accounts must be disclosed. Accordingly, allowance for doubtful accounts, which is recorded in reduction of accounts receivable amounted to $17.3 million and $19.8 million as at December 31, 2004 and 2005, respectively.

(iii)	Accrued liabilities

Under GAAP in the United States, items which comprise more than 5% of total current liabilities must be disclosed separately. Accrued interest expenses of $99.9 million and $82.6 million and employees’ salaries and dues of $91.2 million and $101.7 million as at December 31, 2004 and 2005, respectively, are included in accounts payable and accrued charges.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(d)	Additional disclosures required under GAAP in the United States (continued):
(iv)	Statement of cash flows

The disclosure of a subtotal of the amount of cash flows provided by operations before net change in non-cash balances related to operations in the consolidated statement of cash flows is permitted under GAAP in Canada while it is not allowed by GAAP in the United States.

(v)	Advertising cost

Under GAAP in the United States and GAAP in Canada, advertising costs are expensed as incurred and amounted to $49.3 million, $54.4 million and $65.8 million during the years ended December 31, 2003, 2004 and 2005, respectively.

(vi)	Under GAAP in the United States, cost of sales and other expenses must be disclosed separately in the statement of income.

These costs are as follows:

	2003	2004	2005

Cost of sales	$1,092.9	$1,130.2	$1,233.8
General, selling and administrative expenses	593.4	635.0	735.5

	$1,686.3	$1,765.2	$1,969.3

(vii)	Derivative instruments

Under GAAP in the United States, the amount of ineffectiveness related to fair value and cash flow hedges must be disclosed separately. The Company recorded ineffectiveness gains related to its fair value hedges of $8.4 million and $15.1 million in 2004 and 2005, respectively, and an ineffectiveness loss of $7.8 million in 2003. The Company recorded ineffectiveness losses for its cash flow hedges of $4.7 million, $0.6 million and $ 15.1 million in 2003, 2004 and 2005.

The reconciliation of the beginning and ending accumulated comprehensive derivative gain (loss) related to cash flow hedges is as follows:

Accumulated comprehensive derivative gain as at December 31, 2002	$15.2
Reclassification to income	(15.2)
Effective portion of hedges	(48.7)

Accumulated comprehensive derivative loss as at December 31, 2003	(48.7)
Reclassification to income	0.3
Effective portion of hedges	(106.0)

Accumulated comprehensive derivative loss as at December 31, 2004	(154.4)
Reclassification to income	29.2
Effective portion of hedges	(51.2)

Accumulated comprehensive derivative loss as at December 31, 2005	$(176.4)

The Company will reclassify an estimated loss of $140.0 million (and the related income taxes of $54.2 million) from the statement of other comprehensive loss to the statement of income as a result of the repurchase of its Senior Notes and Senior Discount Notes in January 2006 (note 24).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
25.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(d)	Additional disclosures required under GAAP in the United States (continued):
(viii)	Restrictions of dividends payments

Substantially all of the assets of the Company are restricted net assets of subsidiaries subject to restrictions which limit the payment of dividends.
26.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:

The U.S. Securities and Exchange Commission requires that the non-consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company.

The Company has access to the cash flow generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Company’s subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of dividends and advances that could be paid to the Company. The non-consolidated and condensed financial statements of the Company prepared under Canadian GAAP are as follows:

Non-consolidated and condensed statements of income

	2003	2004	2005

Revenues
Management fees	$17.1	$20.4	$30.0
Interest on loan to subsidiaries	5.5	6.0	6.9
Other	20.1	20.8	28.0

	42.7	47.2	64.9
Expenses
General and administrative	(40.5)	(46.4)	(53.7)
Depreciation and amortization	(1.7)	(1.4)	(1.2)
Financial	(181.2)	(181.0)	(171.3)

Loss before undernoted items	(180.7)	(181.6)	(161.3)
Gain on disposal of investments	—	1.4	—
Loss on debt refinancing	—	—	(60.8)

Loss before income taxes	(180.7)	(180.2)	(222.1)
Income taxes	(28.2)	(48.2)	(24.9)

	(152.5)	(132.0)	(197.2)
Equity income from subsidiaries	356.4	220.2	293.7

Net income	$203.9	$88.2	$96.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
26.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed statements of cash flows

	2003	2004	2005

Cash flows related to operations
Net income	$203.9	$88.2	$96.5
Amortization of plant, property and equipment	1.7	1.4	1.2
Amortization of deferred financing costs and of long term debt discount	48.3	55.0	61.2
Gain on disposal of investments	—	(1.4)	—
Loss on debt refinancing	—	—	60.8
Future income taxes	(29.4)	(48.5)	(25.7)
Excess (shortage) of equity distribution over equity income from subsidiaries	57.0	(76.1)	(111.2)
Net change in non-cash balances related to operations	(83.5)	9.4	(29.7)

Cash flows provided by operations	198.0	28.0	53.1

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	431.9	1,370.0	316.9
Repurchases of redeemable preferred shares	(360.0)	(1,550.0)	(334.0)
Net borrowings (repayments) of revolving credit facilities	97.0	(97.0)	—
Repayments of long-term debt and unwinding of hedging contracts	(429.0)	—	(215.7)
Net increase in prepayments under cross-currency swap agreements	(118.8)	(184.4)	(34.1)
Dividends on common shares	—	(20.0)	(45.0)
(Increase) decrease in advances to subsidiaries	(150.2)	180.0	(1.5)
(Decrease) increase in advances from subsidiaries	(1.2)	74.3	(18.3)

Cash flows used in financing activities	(530.9)	(227.1)	(331.7)

Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(17.7)	(26.3)	(39.9)
Dividends received in excess of accumulated equity income from subsidiaries	20.0	205.2	210.0
Proceeds from disposal of investments in subsidiaries	361.0	—	—
Proceeds from disposal of tax deductions to a subsidiary	—	—	35.2
Net (increase) decrease in temporary investments	(18.4)	(59.9)	78.4
Other	3.7	1.4	(1.6)

Cash flows provided by (used in) investing activities	348.6	120.4	282.1

Net increase (decrease) in cash and cash equivalents	16.3	(78.7)	3.5

Cash and cash equivalents at beginning of year	76.9	93.2	14.5

Cash and cash equivalents at end of year	$93.2	$14.5	$18.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
26.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed balance sheets

	2004	2005

Assets
Current assets	$221.5	$153.6
Advances to subsidiaries	157.3	175.9
Investments in subsidiaries	3,684.2	3,372.9
Convertible obligation and notes receivable — subsidiaries	1,410.0	1,392.9
Other assets	71.7	84.8

	$5,544.7	$5,180.1

Liabilities and Shareholders’ equity
Current liabilities	$144.1	$207.8
Long-term debt	1,140.7	988.2
Advances from subsidiaries	354.4	77.7
Other liabilities	35.6	63.4
Redeemable preferred shares issued to subsidiaries	1,410.0	1,392.9
Shareholders’ equity	2,459.9	2,450.1

	$5,544.7	$5,180.1

27.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES:

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. The financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

Following the acquisition in September 2004 of all minority interests directly owned by minority shareholders of Canoe Inc., the Company decided to reassign Canoe Inc. as a “Restricted Subsidiary.” Accordingly, the Company reclassified the figures for the previous periods to reflect this change. As at December 31, 2005, the only designated Unrestricted Subsidiary is Nurun Inc. Moreover, the gain an disposal on the Company’s investment in Mircocell Telecommunications in 2004, has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiary.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
27.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued):

Restricted Subsidiaries and the Company:

Condensed and consolidated statements of income

	2003	2004	2005

Revenues	$2,253.3	$2,411.5	$2,637.8

Cost of sales and selling and administrative expenses	(1,642.6)	(1,716.6)	(1,908.1)
Amortization	(224.2)	(224.2)	(230.2)
Financial expenses	(299.9)	(315.1)	(286.1)
Reserve for restructuring of operations, impairment of assets, and other special charges	(0.8)	(2.8)	0.2
Gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	144.1	(4.8)	(60.0)
(Loss) gain on sale of businesses and other assets	(1.1)	8.0	0.1
Write-down of goodwill	(0.5)	—	—

Income before income taxes	228.3	156.0	153.7
Income taxes (credit)	(12.9)	37.2	44.7

	241.2	118.8	109.0
Non-controlling interest	(35.6)	(31.4)	(14.6)

Income from continuing operations	205.6	87.4	94.4
Income from discontinued operations	0.7	—	—

Net income	$206.3	$87.4	$94.4

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, (loss) gain on sale of businesses and other assets, and write-down of goodwill:

	2003	2004	2005

Cable	$275.3	$341.2	$382.0
Newspapers	224.8	227.8	222.2
Broadcasting	81.5	80.5	53.0
Leisure and Entertainment	14.7	22.7	27.0
Business Telecommunications	14.4	22.6	31.3
Internet/Portals	3.1	4.5	10.5

	613.8	699.3	726.0
General corporate expenses	(3.1)	(4.4)	3.7

	$610.7	$694.9	$729.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
27.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued):

Restricted Subsidiaries and the Company:

Condensed and consolidated balance sheets

	2004	2005

Assets
Current assets	$747.9	$794.0
Property, plant and equipment	1,519.0	1,628.6
Other assets	329.7	313.3
Goodwill	3,847.9	3,868.3

	6,444.5	6,604.2
Liabilities
Current liabilities	810.7	946.8
Long-term debt	2,546.0	2,530.5
Other liabilities	486.4	586.3
Non-controlling interest	169.0	118.8

	4,012.1	4,182.4

Net investment in Restricted Subsidiaries and the Company	$2,432.4	$2,421.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2003, 2004 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
27.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued):

Unrestricted Subsidiary:

Condensed and consolidated statements of income

	2003	2004	2005

Revenues	$44.8	$51.9	$65.1

Cost of sales and selling and administrative expenses	(43.7)	(49.6)	(61.2)
Amortization	(2.4)	(1.7)	(1.7)
Financial (expenses) revenues	(0.2)	0.5	0.8
Reserve for restructuring of operations	(1.0)	—	—
Gain on disposal of a portfolio investment	—	1.3	—

(Loss) income before income taxes	(2.5)	2.4	3.0
Income taxes	0.4	0.2	(0.7)

	(2.9)	2.2	3.7
Non-controlling interest	1.0	(0.3)	(1.6)

(Loss) income from continuing operations	(1.9)	1.9	2.1
Loss from discontinued operations	(0.5)	(1.1)	—

Net (loss) income	$(2.4)	$0.8	$2.1

Condensed and consolidated balance sheets

	2004	2005

Assets
Current assets	$54.4	$61.2
Property, plant and equipment	3.1	2.9
Other assets	4.1	3.6
Goodwill	3.1	3.6

	64.7	71.3
Liabilities
Current liabilities	13.5	17.5
Non-controlling interest	23.7	25.5

	37.2	43.0

Net investment in Unrestricted Subsidiary	$27.5	$28.3