Form 20-F
QUEBECOR MEDIA INC
filed 2007-03-30
CIK 1156831

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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
7 3/4% Senior Notes due March 2016
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
123,602,807 Common Shares
235,000 Cumulative First Preferred Shares, Series A
275,000 Cumulative First Preferred Shares, Series C
320,000 Cumulative First Preferred Shares, Series F
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
☐ Yes            ☑ No

EXPLANATORY NOTES
     All references in this annual report to “Quebecor Media”, “QMI” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Quebecor Media Inc., a company incorporated in Canada in August 2000 under Part 1A of the Companies Act (Québec), and, unless the context otherwise requires, its subsidiaries and operating companies. All references in this annual report to “Vidéotron” are references to our indirect wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references to “Sun Media” are references to our wholly-owned subsidiary Sun Media Corporation and its subsidiaries; all references to “Le SuperClub Vidéotron” are to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée and its subsidiaries; all references in this annual report to “TVA Group” are to our subsidiary, TVA Group Inc. and its subsidiaries; all references to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; and all references in this annual report to “Nurun” are to our subsidiary, Nurun Inc. and its subsidiaries. All references to “Vidéotron Telecom” are to Videotron Telecom Ltd., which prior to its merger with Vidéotron on January 1, 2006, had been our indirect wholly-owned subsidiary. All references in this annual report to “Quebecor” are references to Quebecor Inc., and all references to “Capital CDPQ” are to CDP Capital d’Amérique Investissements inc.
INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the Canadian Radio-Television and Telecommunications Commission, or the CRTC, A.C. Nielsen Media Research, Kagan Research LLC, the Canadian Newspaper Association, the Audit Bureau of Circulations, NADbank® Inc. and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.
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
PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included under “Item 17. Financial Statements”. We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, free cash flow from operations and average monthly revenue per user, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures used in this annual report under “Item 5. Operating and Financial Review and Prospects”. We provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP principles in Note 1 to the tables under “Item 3. Key Information

– A. Selected Financial Data”. When we discuss free cash flow from operations in this annual report, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2006.
EXCHANGE RATE INFORMATION
     We prepare our financial statements in Canadian dollars. The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as published by the Federal Reserve Bank of New York, or the “noon buying rate”. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates published by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 15, 2007, the inverse of the noon buying rate was $1.00 equals US$0.8506 We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended	Average(1)	High	Low	Period End
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2006	0.8847	0.9100	0.8528	0.8582

Month Ended	Average(2)	High	Low	Period End
September 30, 2006	0.8960	0.9048	0.8872	0.8968
October 31, 2006	0.8861	0.8965	0.8784	0.8907
November 30, 2006	0.8804	0.8869	0.8715	0.8762
December 31, 2006	0.8672	0.8760	0.8582	0.8582
January 31, 2007	0.8502	0.8586	0.8457	0.8480
February 28, 2007	0.8540	0.8631	0.8437	0.8547
March 2007 (through March 15, 2007)	0.8513	0.8557	0.8467	0.8506

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

FORWARD LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – D. Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under “Item 10. Additional Information – Documents on Display”.

v

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
A — Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2002 through 2006. Our selected historical consolidated financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2004, 2005 and 2006 and “Balance Sheet Data” as at December 31, 2005 and 2006 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and are included in “Item 17. Financial Statements” of this annual report. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The selected consolidated statement of income data presented below for the years ended December 31, 2002 and 2003 and consolidated balance sheet data as at December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this annual report. The selected financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1).
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 26 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

CANADIAN GAAP DATA

Years Ended December 31,
2006	2005	2004	2003	2002
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$1,309.5	$1,080.3	$937.6	$862.8	$843.1
Newspapers	928.2	915.6	888.1	845.9	831.6
Broadcasting	393.3	401.4	358.0	340.9	323.4
Leisure and Entertainment	315.8	255.4	241.7	205.0	206.3
Interactive Technologies and Communications	73.9	65.1	51.9	44.8	49.9
Internet/Portals	64.9	50.0	34.5	28.2	26.8
Head Office and inter-segment	(74.7)	(64.9)	(49.4)	(29.5)	(28.1)

3,010.9	2,702.9	2,462.4	2,298.1	2,253.0

Cost of sales, selling and administrative expenses	(2,208.1)	(1,969.3)	(1,765.2)	(1,686.3)	(1,680.6)
Amortization	(260.7)	(231.9)	(225.9)	(226.6)	(224.6)
Financial expenses	(224.6)	(285.3)	(314.6)	(300.1)	(323.4)
Reserve for restructuring of operations, impairment of assets and other special charges	(18.9)	0.2	(2.8)	(1.8)	(36.9)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(342.6)	(60.0)	(4.8)	144.1	—
Gain (loss) on sales of businesses and other assets	2.2	0.1	9.3	(1.1)	3.6
Depreciation of goodwill and intangible assets	(180.0)	—	—	(0.5)	(178.1)
Income taxes	52.6	(44.0)	(37.4)	12.5	(4.4)
Non-controlling interest	(0.4)	(16.2)	(31.7)	(34.6)	(30.5)
(Loss) income from discontinued operations	(0.1)	—	(1.1)	0.2	(7.9)

Net (loss) income	(169.7)	$96.5	$88.2	$203.9	$(229.8)

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$802.8	$733.6	$697.2	$611.8	$572.4
Additions to property, plant and equipment	435.5	319.8	181.1	131.2	135.8
Ratio of earnings to fixed charges(2)	—	1.5	x	1.5	x	1.7	x	0.4	x

	As at December 31,
	2006	2005	2004	2003	2002
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$34.1	$97.4	$108.8	$103.6	$188.3
Total assets	6,583.9	6,675.5	6,509.2	6,610.6	6,742.8
Total debt	2,796.1	2,533.2	2,548.8	2,756.8	3,506.6
Capital stock	1,752.4	1,773.7	1,773.7	1,773.7	1,341.8
Shareholders’ equity	2,237.0	2,450.1	2,459.9	2,395.0	1,751.9

U.S. GAAP DATA

Year Ended December 31,
2006	2005	2004
(in millions, except ratio)
STATEMENT OF INCOME DATA:

Revenues
Cable	$1,312.2	$1,086.5	$946.9
Newspapers	928.2	915.6	888.1
Broadcasting	393.3	401.4	358.0
Leisure and Entertainment	315.8	255.4	241.7
Interactive Technologies and Communications	73.9	65.1	51.9
Internet/Portals	64.9	50.0	34.5
Head Office and inter-segment	(74.7)	(64.9)	(49.4)

3,013.6	2,709.1	2,471.7

Cost of sales, selling and administrative expenses	(2,216.9)	(1,973.5)	(1,764.3)
Amortization	(257.9)	(229.6)	(225.7)
Financial expenses	(209.5)	(285.5)	(308.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(18.9)	0.2	(2.8)
Loss on debt refinancing	(275.7)	(48.5)	(4.8)
Gain on sales of businesses and other assets	2.2	1.6	9.3
Depreciation of goodwill and intangible assets	(180.0)	—	—
Income taxes	9.2	(14.2)	(43.4)
Non-controlling interest	(1.3)	(18.4)	(35.1)
Loss from discontinued operations	(0.1)	—	(0.8)

Net (loss) income	$(135.3)	$141.2	$96.1

OTHER FINANCIAL DATA AND RATIOS:
Operating income(1)	$796.7	$735.6	$707.4
Additions to property, plant and equipment	435.5	319.8	181.1
Comprehensive (loss) income	(48.9)	172.4	(11.3)
Ratio of earnings to fixed charges(2)	—	1.6	x	1.6	x

	As of December 31,
	2006	2005	2004
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$34.1	$97.4	$108.8
Total assets	6,533.4	6,664.1	6,480.1
Long-term debt	2,723.2	2,468.5	2,514.9
Capital stock	1,752.4	1,773.7	1,773.7
Shareholders’ equity	2,189.3	2,301.7	2,218.4

(1)	Quebecor Media defines operating income, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets, depreciation of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Quebecor Media defines operating income, as reconciled to net (loss) income under U.S. GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sales of businesses and other assets, depreciation of goodwill and intangible assets, income taxes, non-controlling interest and loss from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our management believes that operating income is a meaningful measure of performance. Our parent company, Quebecor Inc., considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. The Company uses other measures that do reflect such costs, such as free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

The following table provides a reconciliation of operating income to net (loss) income as disclosed in our financial statements:

						Three Month Period
	Years Ended December 31,					Ended December 31,
	2006	2005	2004	2003	2002	2006	2005
	(in millions)					(in millions)
						(unaudited)
Reconciliation between net (loss) income and operating income disclosed herein (Canadian GAAP)
Net (loss) income	$(169.7)	$96.5	$88.2	$203.9	$(229.8)	$(97.1)	$58.4
Amortization	260.7	231.9	225.9	226.6	224.6	68.3	64.7
Financial expenses	224.6	285.3	314.6	300.1	323.4	57.6	68.3
Reserve for restructuring of operations, impairment of assets and other special charges	18.9	(0.2)	2.8	1.8	36.9	9.5	(0.2)
Loss (gain) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	342.6	60.0	4.8	(144.1)	—	0.5	—
(Gain) loss on sale of businesses and other assets	(2.2)	(0.1)	(9.3)	1.1	(3.6)	(0.4)	—
Depreciation of goodwill and intangible assets	180.0	—	—	0.5	178.1	179.2	—
Income taxes	(52.6)	44.0	37.4	(12.5)	4.4	29.0	16.8
Non-controlling interest	0.4	16.2	31.7	34.6	30.5	(6.8)	5.4
Loss (income) from discontinued operations	0.1	—	1.1	(0.2)	7.9	(0.4)	—

Operating income	$802.8	$733.6	$697.2	$611.8	$572.4	$239.4	$213.4

The following table provides a reconciliation under U.S. GAAP of operating income to net (loss) income as disclosed in our financial statements:

	Year Ended December 31,
	2006	2005	2004
	(in millions)
Reconciliation between net (loss) income and operating income disclosed herein (U.S. GAAP)
Net (loss) income	$(135.3)	$141.2	$96.1
Amortization	257.9	229.6	225.7
Financial expenses	142.6	274.0	308.0
Reserve for restructuring of operations, impairment of assets and other special charges	18.9	(0.2)	2.8
Loss on debt refinancing	342.6	60.0	4.8
Gain on sales of businesses and other assets	(2.2)	(1.6)	(9.3)
Depreciation of goodwill and intangible assets	180.0	—	—
Income taxes	(9.2)	14.2	43.4
Non-controlling interest	1.3	18.4	35.1
Loss from discontinued operations	0.1	—	0.8

Operating income	$796.7	$735.6	$707.4

(2)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the years ended December 31, 2002 and 2006, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $209.2 million and $231.1 million. For the year ended December 31, 2006, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $147.6 million.
B — Capitalization and Indebtedness
     Not applicable.
C — Reasons for the Offer and Use of Proceeds
     Not applicable.

D — Risk Factors
     This section describes some of the risks that could affect our business, financial condition and results of operations as well as the market value of our 7 3/4% Senior Notes due 2016, which we refer to as our “Senior Notes”. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.
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
     We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The Canadian Radio-television and Telecommunications Commission, or the CRTC, has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in Québec. The same ILEC has also been authorized in October 2005 to acquire a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. The Internet as well as distribution on mobile devices may become competitive means in the broadcast distribution market but it does not have any impact on our broadcast distribution business at this time.
     In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.
     Our Voice over IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and in the following years, particularly should the federal government act on proposals to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services.
     With our new mobile wireless telephony service, we compete against a mix of corporations, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market.
     In our broadcasting and publishing operations, we compete for advertising revenue and viewers/readers. Competition for newspaper advertising revenue is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising revenue and readers comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do.

     We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.
We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.
     The media industry is experiencing rapid and significant technological changes, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet Protocol connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, financial condition or results of operations.
We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to continue the development of our business.
     Our cable business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will in the future need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and new telephony services. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our business, financial condition or results of operations could be materially adversely affected. Even if we are able to obtain appropriate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.
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
     In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our cable operations.
Our content may not attract large audiences, which may limit our ability to generate advertising and circulation revenue.
     Revenues from our broadcasting operations and publishing operations are derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content and quality offered, and is influenced by factors such as reviews by critics, promotions, quality and acceptance of other competing content in the marketplace, availability of alternative forms of entertainment, general economic conditions, public tastes generally and other intangible factors. In addition, the increase in narrowcast programming or specialty services in Canada has caused the conventional television audience to become increasingly fragmented. These factors continue to evolve rapidly and many are beyond our control. Lack of audience acceptance for our content or shrinking or fragmented audiences or readership could limit our ability to generate advertising and circulation revenue. If our television operations’ ability to generate advertising revenue is limited, we may need to develop new or alternative financing sources in order to be able to continue providing attractive television programming for broad audiences. There can be no assurance that we would be able to develop any such new financing sources, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition and results of operations.
We may be adversely affected by variations in our costs, quality and variety of our television programming.
     The most significant cost in our broadcasting business is television programming. Our broadcasting operations may be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. To that effect, in a submission to the CRTC pursuant to Broadcasting Notice of Public Hearing CRTC 2006-5 of 12 June 2006 and entitled “Review of certain aspects of the regulatory framework for over-the-air television”, we have asked our regulator to lift the current obligations imposed on TVA to buy an earmarked percentage of programs from independent producers that are all members of a single union.
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
     Some of our businesses are cyclical in nature and have experienced significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, because a significant portion of our revenue is derived from retail and auto-sector advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operations could be materially adversely affected by a downturn in the retail or automotive sectors. Taking into account the fragmentation of audiences in favor of the narrowcast television services as well as of the new media like the Internet and electronic mobile devices, we have asked the Canadian regulator to lift the 12 minute per hour current cap on TV advertising. Furthermore, Quebecor Media’s operations are labour intensive and, as a result, have relatively high fixed-cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
We provide our digital television, Internet access and telephony services through a single clustered network, which may be more vulnerable to widespread disruption.
     We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through eight additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend.
We depend on third-party suppliers and providers for services and other items critical to our operations.
     We depend on third-party suppliers and providers for certain services and other items that are critical to our cable business and our telephony and wireless operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.
We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.
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
We may be adversely affected by variations in the cost of newsprint.
     Newsprint represents our largest raw material expense (amounting to $107.8 million in 2006). The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Changes in the price of newsprint could significantly affect the earnings of our publishing operations, and volatile or increased newsprint costs have in the past and may in the future affect our publishing operations and could have a material adverse effect on our financial condition and results of operations.
     We acquire substantially all of our newsprint from a single newsprint producer. Our supply agreement with this producer expired on December 31, 2006, although this producer has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this supply agreement. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all. If we are unable to renew this agreement, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially and our newspaper operations could be materially disrupted.
We may be adversely affected by strikes and other labour protests.
     At December 31, 2006, approximately 39% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 76 collective bargaining agreements:
•	As of December 31, 2006, 3 of Videotron’s 5 collective bargaining agreements, representing approximately 2,275 or 94% of its unionized employees will expire between December 2007 and December 2009; two other agreements, representing approximately 138 or 6% of its unionized employees, will expire between December 2010 and August 2011;

•	As of February 28, 2007, 15 of Sun Media’s 50 collective bargaining agreements, representing approximately 642 or 31% of its 2,057 unionized employees, have expired. Negotiations regarding these 15 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 35 of Sun Media’s collective bargaining agreements, representing approximately 1,415 or 69% of its unionized employees, are scheduled to expire on various dates between October 2007 and June 2010;

•	As of December 31, 2006, 12 of TVA Group’s 15 collective bargaining agreements, representing approximately 273 or 33% of its unionized employees, will expire between April 2007 and the end of December 2008; 3 of its collective bargaining agreements, representing approximately 544 or 67% of its unionized employees, have expired and negotiations regarding these collective bargaining agreements are in progress;

•	As of December 31, 2006, 1 of the remaining 6 collective bargaining agreements, representing approximately 20 or 6% of our unionized employees, expired in 2006. Negotiations regarding this agreements will be undertaken in 2007. The other 5 collective bargaining agreements, representing approximately 315 or 94% of our other unionized employees, will expire between the end of April 2009 and April 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including, most recently, a five month labour disruption involving the pressmen at Le Journal de Montréal, which ended in February 2007. We cannot predict the outcome of our current or any future negotiations relating to union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of our current or any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, results of operations and financial condition.
Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.
     We have a substantial amount of debt and significant interest payment requirements. As of December 31, 2006, we had $2.82 billion of consolidated debt (excluding the Additional Amount payable to The Carlyle Group). Our substantial indebtedness could have significant consequences, including the following:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds on commercially reasonable terms, if at all.
     Although we are leveraged, the indenture governing our Senior Notes and our Senior Secured Credit Facilities permit us to incur substantial additional indebtedness in the future, including up to an additional $100.0 million that we may borrow under our revolving credit facility and an uncommitted $350.0 million that we may borrow under our incremental credit facility. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and our refinancing transactions in January 2006, see Notes 4, 15 and 22 of our audited consolidated financial statements for the year ended December 31, 2006 included under

“Item 17. Financial Statements” of this annual report.
Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
     Our Senior Secured Credit Facilities and the indenture governing our Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:
•	borrow money or sell preferred stock;

•	issue guarantees of debt;

•	make certain types of investments;

•	pay dividends and make other restricted payments;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	enter into asset sales;

•	create or permit restrictions on the ability of our restricted subsidiaries, if any, to pay dividends or make other distributions;

•	engage in certain transactions with affiliates; and

•	enter into mergers, consolidations and transfers of all or substantially all of our assets.
     If we are unable to comply with these covenants and are unable to obtain waivers from our lenders, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt, including our outstanding notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.
     We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Each of Videotron and Sun Media has public notes and credit facilities that limit the ability of each to distribute cash to us.
     The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We cannot assure you that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient for us to satisfy our debt obligations. If we are unable to satisfy our obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.
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
     Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain capital expenditures, like the purchase of set-top boxes and cable modems, are paid in U.S. dollars. Also, a large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt, these hedging transactions could, in certain instances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.
     The fair value of the derivative financial instruments are estimated using period-end market rates and reflect the amount Quebecor Media would receive or pay if the instruments were closed out at those dates. At December 31, 2006, the net aggregate fair market value of the derivative financial instruments was negative $330.7 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
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
     Broadcasting operations in Canada are subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. See “Item 4. Information on the Company—Business Overview — Regulation”.
     Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, a bill is being studied by Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to fine, up to 15 million dollars, telecommunications companies that do not comply with such Act. We do not know at this moment if the bill will become law.
     The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets.
     At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.
     Changes to the regulations and policies governing broadcast television, specialty program services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the “black market” reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the “grey market” reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. The Québec Court of Appeal has recently granted leave to appeal on the constitutional issue.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol. On November 9, 2006, in response to a petition filed by Bell Canada and other ILECs, the Governor in Council issued an order varying this framework. Under the framework, as varied, the CRTC regulates only local access-dependent VoIP services (meaning VoIP services providing subscribers with access to and/or from the Public Switched Telephone Network along with the ability to make and/or receive calls that originate and terminate within an exchange or local calling area as defined in the ILECs’ tariffs, and for which the underlying access network and retail VoIP service are both provided by the same provider) and does so by applying the regulatory framework governing competition for local exchanges services to local access-dependent VoIP services. As a result, local access-dependent VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, as well as other provisions restricting bundling, contacts with former customers (winback rules) and promotions, whereas local access-dependent VoIP services provided by competitors of the ILECs (such as us) are not. Local access-independent VoIP services (for which the underlying access network and retail VoIP service may be provided by distinct providers) are not subject to economic regulation, prior tariff approval, or the other restrictions just mentioned, regardless of whether they are provided by ILECs or the competitors of ILECs. The CRTC also ruled that cable operators, such as us, are required to fulfill certain social obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis.

     On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. Most notably, the CRTC determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. The CRTC also reduced the residential “no contact” period under the local ILEC winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the ILEC has suffered a 20% market share loss. Bell Canada and other ILECs subsequently filed a petition with the Federal Cabinet requesting Cabinet to refer the decision back to the CRTC for reconsideration. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. On December 16, 2006, the Governor in Council issued a proposed order varying the decision by (i) removing immediately upon the issuance of the order the CRTC’s existing restrictions on local telephone winback and promotional activities; (ii) amending the relevant geographic market for local forbearance to be either a local interconnection region (as defined by the CRTC) or a local telephone exchange; (iii) amending the CRTC’s local forbearance criteria, most notably by replacing the market share loss test by a competitor presence test and by reducing the number of competitor quality of service measures that must be satisfied; and (iv) requiring the CRTC to process local forbearance applications for the ten largest urban markets in Canada within 120 days. Parties were provided 30 days within which to comment on the proposed order. A final order is expected to be issued to April 6, 2007. The order could have a material impact on our business ability to compete with the ILECs in the local telephony market.
     For a more complete description of the regulatory environment affecting our business, see “Item 4. Information on the Company – Business Overview — Regulation”.
The CRTC may not renew our existing distribution licenses or grant us new licenses on acceptable terms, or at all.
     Our CRTC distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval.
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
     The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved most, if not all, of the technical issues that had previously delayed third party interconnection. Most recently, on December 21, 2006, the CRTC approved new wholesale rates for three of our retail Internet service speeds, and directed us to file a proposed rate for a fourth speed. This proposed rate will be filed shortly. The CRTC further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.

     As Videotron now provides third-party access to the underlying telecommunications facilities used to provide Internet service, we no longer have any obligations to allow third-party retail Internet service providers to purchase for the purpose of resale our retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by us to our cable customers during a one-month period.
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
     On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron’s obligations in relation to the provision of third party Internet services.
We may have to support increasing costs in securing access to support structures needed for our network.
     We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement which will be ending in December 2010. Negotiations with the remaining small hydro-electric companies are currently going on and will probably come to similar arrangements during 2007.
We are subject to environmental laws and regulations.
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
     Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is an effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting for the fiscal year beginning in January

2007. Beginning in 2008, our independent auditors will be required to provide an auditor’s report on internal controls over financial reporting. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies, or that we are unable to produce accurate financial statements may adversely affect the price of our outstanding notes.
There is no public market for our Senior Notes.
     There is currently no established trading market for our issued and outstanding notes and we do not intend to apply for listing of any of our notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our notes. The liquidity of any market for our notes will depend upon the number of holders of the notes, the interest of securities dealers in making a market in the notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our notes could adversely affect the market price and liquidity of our notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell our notes regardless of our prospects and financial performance.
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale or transfer of our notes.
     Although we registered our notes under the Securities Act, we did not, and we do not intend to, qualify our notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by the indenture governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our Senior Secured Credit Facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the notes following such change of control or asset sale.
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
Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under our Senior Notes.
     The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada)

and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.
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
U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.
     We are governed by the laws of the Province of Québec. Moreover, substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of our outstanding notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

ITEM 4 — INFORMATION ON THE COMPANY
A — History and Development of Quebecor Media
     Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 954-0101. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website is, however, not part of this annual report. In respect of our issued and outstanding notes, our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
     In October 2000, we acquired all of the outstanding shares of Groupe Vidéotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Vidéotron included all of the shares of Vidéotron, a 99.9% voting interest in TVA Group, all of the shares of Le SuperClub Vidéotron ltée and Protectron Inc., a 66.7% voting interest in Vidéotron Telecom (which was merged with Videotron on January 1, 2006), a 54.0% voting interest in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe Inc., and which we refer to in this report as “Canoe”) and a minority interest in Microcell Telecommunications Inc.
     Since December 31, 2004, we have completed several business acquisitions, combinations, divestiture projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:
•	On August 2, 2006, TVA Group filed a new Normal Course Issuer Bid in order to purchase for cancellation, between August 4, 2006 and August 3, 2007, up to a maximum of 1,135,242 issued and outstanding Class B shares. During the financial years ended December 31, 2006 and 2005, Quebecor Media’s interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006 and 2005 respectively, 9,800 and 3,739,599 Class B shares were repurchased under the Substantial Issuer Bid and Normal Course Issuer Bids for cash considerations of $0.2 million and $81.9 million respectively. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased by 5.5 percentage points, from 39.7% on January 1, 2005 to 45.2% as of December 31, 2006.

•	On July 11, 2006, Nurun closed the acquisition of Crazy Labs Web Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Madrid, Spain, for a consideration of $5.9 million, including $5.1 million in cash and $0.8 million in Common Shares of Nurun. The acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.

•	In May 2006, Sun Media acquired two community publications The Devon Dispatch News and The Nouvelle Beaumont News, for total cash consideration of $1.1 million, including acquisition costs.

•	On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase, between March 1, 2006 and February 28, 2007, up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares. During the 12-month period ended December 31, 2006, a total of 437,500 Common Shares were repurchased for a cash consideration of $1.6 million. In 2005, Nurun repurchased a total of 377,600 Common Shares for a cash consideration of $0.8 million under its Normal Course issuer Bid. In consideration of the acquisition of China Interactive in January 2006 and Crazy Labs in July 2006, Nurun issued 161,098 and 215,680 Common Shares respectively. As a result of these transactions, Quebecor Media’s interest in Nurun decreased from 57.9% as of January 1, 2005 to 57.8% as of December 31, 2006.

•	On January 26, 2006, Nurun acquired China Interactive Limited, an interactive marketing firm located in Shanghai, People’s Republic of China for a consideration of $3.0 million, including $2.4 million in cash and $0.6 million in Common Shares of Nurun. The acquisition is an important step for Nurun in developing the Asian markets.

•	On January 17, 2006, we repurchased US$561.6 million in aggregate principal amount of our Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of our Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011. We paid total cash consideration of US$1.4 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and on swap agreements, by $380.0 million, which was financed by issuing long-term debt. See also “Item 5. Operating and Financial Review and Prospects” below.

•	On January 1, 2006, our indirect wholly-owned subsidiary Vidéotron Telecom was merged with and into Vidéotron pursuant to an amalgamation under Part IA of the Companies Act (Québec). On the same date, Vidéotron (Régional) ltée was merged with and into CF Cable TV Inc. On July 1, 2006, Vidéotron was also merged with its parent 9101-0827 Québec inc.

•	On December 12, 2005, we closed our acquisition of Sogides ltée (now Groupe Sogides inc.), which we refer to as Sogides, a major Québec-based book publishing and distribution group which owns the publishing houses Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature inc. (which includes L’Hexagone, VLB Éditeur and Typo), and owns the distributor Les Messageries A.D.P. inc. (“Messageries ADP”), which is a distributor for more than 160 Québec-based and foreign publishing houses. With this acquisition, Quebecor Media offers a more complete selection of books by Québec authors, will be able to promote Québec writers in Europe through the Sogides network on that continent and becomes the largest Québec-based publisher and distributor of French-language books in the Province of Québec. For the acquisition of Sogides, we paid cash consideration of $24.0 million, and an additional contingent amount of $5.0 million, payable upon the satisfaction of specific conditions in 2008.

•	On September 20, 2005, we announced, through Vidéotron, that we had signed a strategic relationship agreement with Rogers Wireless, Inc. (“Rogers Wireless”), the operator of Canada’s largest integrated wireless voice and data network, which was going to enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Recently, on August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.

•	On September 16, 2005, Vidéotron issued US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015. The net proceeds from this sale of Vidéotron’s 6 3/8% Senior Notes were used primarily to refinance the repurchase of all the outstanding Senior Notes issued by our CF Cable TV subsidiary and a portion of the repurchase by Quebecor Media of its Senior Notes due 2011 and Senior Discount Notes due 2011.

•	In August 2005, we announced a plan to invest in a new printing facility located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by us, located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as The Ottawa Sun and 24 Heures (Montréal). The new facilities should make it possible to consolidate some of Sun Media’s printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties.

•	On July 19, 2005, we repurchased and retired US$128.2 million in aggregate principal amount of our 11 1/8%Senior Notes due 2011 and US$12.1 million in aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 pursuant to cash tender offers commenced on June 20, 2005. We paid aggregate cash consideration of $215.3 million to purchase these notes, including the redemption premium and the cost of settlement of related cross-currency swap agreements, recognizing a $60.8 million loss on settlement of debt ($41.0 million after taxes).

•	In January 2005, Vidéotron launched its telephony services in the Province of Québec, using VoIP technology. Vidéotron became the first major cable company in Canada to offer consumers residential telephone service over cable. See “— Cable” below.
B — Business Overview
Overview
     We are one of Canada’s leading media companies, with activities in cable distribution, business, residential and mobile wireless telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution and new media services. Through our operating subsidiaries, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.
     Through our Vidéotron operating subsidiary, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. Through our Sun Media operating subsidiary, we are the largest newspaper publisher in the Province of Québec, based on total paid and unpaid circulation, and we are the second largest newspaper publisher in Canada. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public TVA Group operating subsidiary, of which we own 45.2% of the equity and control 99.9% of the voting power, we are the largest private-sector television broadcaster in Québec in terms of market share, the largest private-sector French-language television broadcaster in North America in terms of market share, and one of the largest private-sector producers of French-language television programming in Québec in terms of number of hours of production and broadcasting of French-language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, book, video and musical instruments stores in Québec and is one of the largest producers of French-language music products in Québec and the largest independent distributor of music and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Vidéotron’s chain of video rental stores, which is the largest chain of video stores in Québec. In the new media sector, we have developed, through Canoe and its subsidiaries, two of Canada’s leading English and French-language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, real estate and classifieds. Through our Nurun subsidiary, we provide global and local blue-chip clients with consulting services, which include strategic planning and online branding, design and development of websites, intranets, extranets as well as user interfaces for the new interactive media (mobile telephones, interactive television), the integration of technical platforms, the design and management of marketing programs, online media buys and eCRM campaigns, as well as the analysis of data collected through these various interactive channels.
Strengths
     We believe that our diversified portfolio of media assets provides us with a number of competitive strengths, including the ability to:
•	cross-promote our brands, programs and other content across multiple media platforms;

•	provide advertisers with an integrated solution for local, regional and national multi-platform advertising;

•	offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology and mobile wireless telephony services;

•	deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and the widest range of French-language programming in Canada;

•	leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

•	extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform;

•	leverage our single, highly contiguous network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to rapidly and efficiently launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs;

•	leverage our advanced broadband network, 98% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as analog and digital television, video-on-demand, cable Internet access and cable and mobile wireless telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our new telephony service and the offering of our other advanced products and services.
Our Strategy
     Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. The key elements of our strategy include:
•	Introduce new and enhanced products and services. We expect a significant portion of our growth in our Cable segment revenues to be driven by the introduction of new products and services and continuing penetration of products and services such as digital cable services, cable Internet access, cable and mobile wireless telephony services, high-definition television, video-on-demand and interactive television. Our objective is also to increase our revenue per subscriber by focusing sales and marketing efforts on the bundling of these value-added products and services.

•	Offer multi-platform media advertising solutions. Our multi-platform media assets enable us to provide advertisers with an integrated advertising solution. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We will focus on further integrating our television, newspaper and magazine publishing, and Internet advertising platforms to enable us to tailor advertising packages to customers’ needs.

•	Cross-promote brands, programs and other content. The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•	Use content across media properties. We are the largest private-sector French-language programming broadcaster, a leading producer of French-language programming, the second largest newspaper publisher, and a leading English- and French- language Internet news and information portal in Canada. Our objective is to further accelerate the distribution of our content across platforms.

•	Leverage geographic clustering. Our Vidéotron subsidiary holds cable licenses that cover over 80% of Québec’s 3 million homes and commercial premises passed by cable. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand support.

•	Maximize customer satisfaction and build customer loyalty. Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services and we will continue our efforts to maximize customer satisfaction and build customer loyalty.

•	Manage expenses through success-driven capital spending and technology improvements. In our Cable segment, we aim to support the growth in our customer base and bandwidth requirements through strategic success-driven modernizations of our network and increases in network capacity. In our Newspaper segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.
     Through our direct and indirect interests in several businesses, we operate in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals.
Cable
     Through our cable television operations, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers over 80% of Québec’s 3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
     As of December 31, 2006, we had approximately 1.6 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 64.0%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 98% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2006, we had 623,646 digital customers, representing 39.7% of our basic customers and 25.4% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2006, we had 791,966 cable Internet access customers, representing 50.4% of our basic customers and 32.2% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).
     Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a new telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2006, we had 397,860 cable telephony customers, representing 25.3% of our basic customers and 16.2% of our total homes passed. In addition, as of December 31, 2006, approximately 83.9% of all of our cable customers were in areas in which our cable telephony service was available and we currently expect that this figure will increase approximately to 99.1% by December 31, 2007.
     On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of December 31, 2006, 11,826 lines had been activated.
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
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 265 retail locations (of which 213 are franchised) and more than 1.65 million video club rental members. Le SuperClub Vidéotron’s operations include approximately 72 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores.
     We own a 100% voting and 100% equity interest in Vidéotron.
     For the year ended December 31, 2006, our cable operations generated revenues of $1.3 billion and operating income of $512.5 million. For the year ended December, 31, 2005, our cable operations generated revenues of 1.1 billion and operating income of $413.3 million.
     Cable Television Industry Overview
     Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2005, the most recent date for which data is available, there were approximately 6.6 million cable television customers in Canada, representing a basic cable penetration rate of 62% of homes passed. For the twelve months ended August 31, 2005, total industry revenue was estimated to be over $4.6 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	CAGR(1)	2005	2004	2003	2002	2001
	(Homes passed and basic cable customers in millions; dollars in billions)
Canada
Industry Revenue	7.6%	$4.6	$4.5	$4.2	$3.7	$3.4
Homes Passed(2)	3.0%	10.7	10.2	10.0	9.7	9.5
Basic Cable Customers	(0.8)%	6.6	6.6	6.6	6.7	6.9
Basic Penetration		61.9%	65.0%	65.5%	69.3%	72.0%

	Twelve Months Ended August 31,
	CAGR(3)	2006		2005		2004		2003		2002
	(Homes passed and basic cable customers in millions; US$ in billions)
United States
Industry Revenue	6.7%	US$	68.2	US$	62.3	US$	57.6	US$	51.3	US$	49.4
Homes Passed(2)	1.7%		111.6		110.8		108.2		102.9		102.7
Basic Cable Subscribers	(0.4)%		65.3		65.3		65.7		66.0		66.5
Basic Penetration			66.0%		68.0%		71.3%		71.6%		72.6%

Source of Canadian data: CRTC. Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)	Compounded annual growth rate from 2001 through 2005.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2002 through 2006.
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
     A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2005, Québec was home to approximately 24% of Canada’s population and approximately 22.4% of its basic cable customers. Based on the CRTC, basic cable penetration in Québec, which was approximately 54.3% as of August 31, 2005, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air contributed to a slight cable penetration increase in the 1990s.
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
     In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 350 channels, including 165 English-language channels, 70 French-language channels, 24 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
     Our strategy, in the coming years, will be to try to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers.
     Products and Services
     We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services which are increasingly desired by customers. With our advanced broadband network, we believe that we will be able to successfully increase penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.
     In January 2005, we launched a new telephony service in Québec, an initiative that leverages Vidéotron’s customer base with what was at the time Vidéotron Telecom’s telecommunications network and expertise. Vidéotron Telecom was merged with and into Vidéotron on January 1, 2006, thereby combining its operations with those of Vidéotron.
     On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.
     Traditional Cable Television Services
     Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 45 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.
     Our analog cable television service offerings include the following:
•	Basic Service. All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 27 channels on basic cable.

•	Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 18 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax”, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.
     Advanced Products and Services
     Cable’s high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. As of December 31, 2006, we had 791,966 cable Internet access customers, representing 50.4% of our basic customers and 32.2% of our total homes passed. In addition, as of December 31, 2006, we had 13,426 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 53.7% as of December 31, 2006.

•	Digital Television. As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico™ brand. In addition to providing high quality sound and image quality, illico™ offers our customers significant programming flexibility. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as “à la carte” (i.e. individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2006, we had 623,646 customers for our digital television service, representing 39.7% of our basic customers and 25.4% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2006, approximately 94% of our digital television customers had purchased and 6% were leasing our digital set-top boxes.

•	Cable Telephony. In January 2005, we launched our new cable telephony service using VoIP technology in selected areas of the Province of Québec (South Shore and North Shore of Montréal, the Island of Montréal, Laval and Quebec City). In 2006, we continued to launch this service progressively among our other residential and commercial customers in the Province of Québec which was available to 83.9% of our basic cable customers as of December 31, 2006. Our new telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. As of December 31, 2006, we had 397,860 subscribers to our cable telephony service.

•	Mobile Wireless Telephony Services. On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 98% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

•	Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.
     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2006	2005	2004	2003	2002
Homes passed(1)	2,457,213	2,419,335	2,383,443	2,351,344	2,329,023
Basic analog cable
Basic customers(2)	1,572,411	1,506,113	1,452,554	1,424,144	1,431,060
Penetration(3)	64.0%	62.3%	60.9%	60.6%	61.4%
Digital cable

	As of December 31,
	2006	2005	2004	2003	2002
Digital customers	623,646	474,629	333,664	240,863	171,625
Penetration(4)	39.7%	31.5%	23.0%	16.9%	12.0%
Number of digital terminals	738,530	537,364	362,053	257,350	182,010
Dial-up Internet access
Dial-up customers	13,426	18,034	23,973	28,821	43,627
Cable Internet access
Cable modem customers	791,966	637,971	502,630	406,277	305,054
Penetration(3)	32.2%	26.4%	21.1%	17.3%	13.1%
Telephony services
Cable telephony customers	397,860	162,979	2,135	—	—
Penetration(3)	16.2%	6.7%	0.1%
Wireless telephony lines	11,826	—	—	—	—

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2002-2004, inclusive, were restated in order to permit such numbers to be compared to the 2005 and 2006 numbers of basic customers.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.
     In the year ended December 31, 2006, our cable operations recorded a net increase of 66,298 basic cable customers. During the same period, we also recorded net additions of: 153,995 subscribers to our cable Internet access service; 149,017 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 234,881 customers to our cable telephony services. In addition we activated 11,826 lines for our mobile wireless telephony services.
     Business Telecommunications Services
     We integrated Vidéotron Telecom’s operations within Vidéotron’s operations pursuant to the merger of Vidéotron Telecom with and into Vidéotron on January 1, 2006. Our Business Telecommunications segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers (“ASP”), broadcasters and carriers in both Québec and Ontario.
     Video Stores
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 265 retail locations (of which 213 are franchised) and more than 1.65 million video club rental members. Le SuperClub Vidéotron’s operations include approximately 72 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores. With approximately 153 retail locations located in our markets, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access and digital television.
     Pricing of Our Products and Services
     Our Cable segment revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2006, the average monthly fees for basic and extended basic service were $23.10 and $36.83, respectively, and the average monthly fees for basic and extended basic digital service were $13.01 and $41.67, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

     The CRTC only regulates rates for basic cable service. Fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set-top boxes are priced by us on a commercial, free-market basis and are not regulated by the CRTC.
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable(1)	$15.07	–	$28.88
Extended basic analog cable(1)	$27.50	–	$41.19
Basic digital cable(1)	$13.98	–	$15.98
Extended basic digital cable(1)	$26.98	–	$75.98
Pay-television	$3.99	–	$29.99
Pay-per-view (per movie or event)	$2.99	–	$49.99
Video-on-demand (per movie or event)	$0.99	–	$14.99
Dial-up Internet access	$9.95	–	$19.95
Cable Internet access	$26.95	–	$89.95
Cable telephony	$15.95	–	$22.95
Mobile wireless telephony	$22.65	–	$78.10

(1)	These rates reflect price increases, effective March 15, 2007, of $0.69 on basic analog cable and extended basic analog cable, $1.00 on basic digital cable and $1.00 on extended digital cable.
     Our Network Technology
     As of December 31, 2006, our cable systems consisted of approximately 18,630 km of fiber optic cable and 29,172 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.71 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed and more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.
     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	450 MHz	480 to	750 to	Two-Way
	and Under	625 MHz	860 MHz	Capability
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
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
     Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we are upgrading our networks in Quebec City and in the Central Region of Québec from a bandwidth of 480 Mhz to 750 Mhz or greater. We expect to complete these projects by the end of the first half of 2007, which will bring approximately 95% of our network in Québec to an upgraded bandwidth of 750 Mhz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial investments in our network in the coming years.
     Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:
•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, Archambault Group and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during television programs such as Star Académie, Occupation Double and other reality shows popular in Québec) in order to distribute our cable, data transmission, cable telephony and mobile wireless telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

•	leverage our business market, using the Vidéotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.
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
     Vidéotron’s programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Vidéotron’s overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming and inflationary or negotiated annual increases.
     Competition
     Vidéotron operates in a competitive business environment in the areas of price, product and service offerings and service reliability. Vidéotron competes with other providers of television signals and other sources of home entertainment. In addition, as Vidéotron expands into additional services such as interactive, cable telephony and mobile wireless telephony services, Vidéotron may face additional competition. Vidéotron’s principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line (DSL), private cable, other cable distribution, ILECs and wireless distribution. Vidéotron also faces competition from illegal providers of cable television services and illegal access to foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are still being performed. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and cellular telephone service providers.

•	Mobile wireless telephony services. Our new mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market.

•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.
     Newspapers
     Through our newspaper publishing operations, we are the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media is also the second largest newspaper publisher in Canada, with a 21.0% market share in terms of weekly paid circulation as of March 31, 2005, according to statistics published by the Canadian Newspaper Association, or “CNA”. We publish 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. Each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media also publishes 196 weekly newspapers, weekly shopping guides and agricultural and other specialty publications, including seven free daily commuter publications, 24 Hours in Toronto, Vancouver 24 Hours, 24 Heures in Montréal, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In addition, Sun Media launched 24 Hours Calgary and 24 Hours Edmonton in February 2007. Sun Media publishes the second and third largest non-national dailies in Canada, based on weekly paid circulation as of September 30, 2006: Le Journal de Montréal, with a weekly paid circulation of 1.9 million copies according to the Audit Bureau of Circulation, and The Toronto Sun, with a weekly paid circulation of 1.5 million copies according to the Audit Bureau of Circulation. The combined weekly paid circulation of our daily newspapers, as of December 31, 2006, was approximately 6.6 million copies, according to internal statistics.
     We also provide a range of distribution services through Sun Media’s division, Messageries Dynamiques.
     Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.
     As of the date of this annual report, we own a 100% voting and a 100% equity interest in Sun Media.
     For the year ended December 31, 2006, our newspaper operations generated revenues of $928.2 million and operationg income of $207.6 million. For this same period, Sun Media derived 71.9% of its revenues from advertising,

17.0% from circulation, and 11.1% from distribution, commercial printing and other revenues. For the year ended December 31, 2005, our newspaper operations generated revenues of $915.6 million and operating income of $222.2 million. For this same period, Sun Media derived 70.7% of its revenues from advertising, 17.9% from circulation, and 11.4% from distribution, commercial printing, distribution and other revenues.
     Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12.7 million copies. According to the CNA’s circulation data for the six months ended March 31, 2006, our 21.0% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 28.0% market share, and followed by Torstar Corporation (14.1%), Power Corporation (10.0%), CTVglobemedia (6.5%), and Osprey Media Income Fund (5.7%).
     The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.
     According to the CNA, there are approximately 100 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 100 paid circulation daily newspapers, 25 have average weekday circulation in excess of 50,000 copies. These include 19 English-language metropolitan newspapers, 4 French-language daily newspapers and 2 national daily newspapers.
     In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising.
     Newspaper publishers derive revenue primarily from the sale of local, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years. According to industry sources, in 2005, the total Canadian daily newspaper industry revenue was $3.4 billion, with 78% derived from advertising and the remaining 22% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.7 billion in 2005.
     Advertising and Circulation
     Advertising revenue is Sun Media’s largest source of revenue and represented 71.9% of Sun Media’s total revenues in 2006. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Sun Media’s strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Sun Media’s newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.
     Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (47.5% in the year ended December 31, 2006) followed by retail advertising (33.6% in the same period) and national advertising (16.2% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 44.3% of all of Sun Media’s classified advertising in terms of revenue for the year ended December 31, 2006. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Sun Media’s national advertisers are principally in the retail automotive sector.

     In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our newspaper advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2006, Sun Media’s top ten national advertisers accounted for approximately 5% of Sun Media’s total advertising revenue and approximately 4% of Sun Media’s total revenue. In addition, because Sun Media sells advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are the second-largest source of revenue for Sun Media and represented 17.0% of Sun Media’s total revenues in 2006. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.
     The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.
     Newspaper Operations
     We operate our newspaper businesses in urban and community markets through two groups:
•	the Urban Daily Group; and

•	the Community Newspaper Group.
     A majority of our newspapers in the Community Newspaper Group are clustered around our eight paid urban dailies in the Urban Daily Group. We have strategically established our community newspapers near regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.
     In August 2005, we announced a plan to invest in a new printing facility located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by us, located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as The Ottawa Sun and 24 Heures (Montréal). The new facilities should make it possible to consolidate some of Sun Media’s printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties.
     The Urban Daily Group
     Our Urban Daily Group is comprised of eight paid daily newspapers, seven free daily commuter publications, and three free weekly publications.
Paid daily newspapers
     The paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet The London Free Press. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes a distribution business, Messageries Dynamiques.

     As of December 31, 2006, and on a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.2 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® 2006 Study, referred to below.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2006 Study, the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.
     The following table lists Sun Media’s paid daily newspapers and their respective readership in 2006 as well as their market position by paid circulation during that period:

	2006 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	Paid Circulation(1)
Le Journal de Montréal	687,800	470,100	663,400	1
Le Journal de Québec	206,300	129,200	182,700	1
The Toronto Sun	555,100	816,100	705,500	2
The London Free Press	169,700	106,700	167,200	1
The Ottawa Sun	101,900	97,300	122,500	2
The Winnipeg Sun	102,200	92,200	117,700	2
The Edmonton Sun	138,400	175,000	194,600	2
The Calgary Sun	145,000	184,600	197,900	2

Total Average Readership	2,106,400	2,071,200	2,351,500

(1)	Based on paid circulation data published by the Audit Bureau of Circulations in September 2006 with respect to non-national newspapers in each market.
     Le Journal de Montréal. Le Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, our division that specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national dailies in Canada and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse and The Gazette, according to Audit Bureau of Circulation data as of September 30, 2006.
     The following table reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
Le Journal de Montréal
Saturday	309,300	308,000	312,500
Sunday	263,700	259,800	262,400
Monday to Friday	263,400	268,200	267,000

Source: Internal Statistics.

     Le Journal de Québec. Le Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to Audit Bureau of Circulations data as of September 30, 2006.
     The following table reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
Le Journal de Québec
Saturday	127,400	123,400	124,100
Sunday	107,300	101,400	101,600
Monday to Friday	104,500	99,700	100,500

Source: Internal Statistics.
     The Toronto Sun. The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations.
     The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada’s largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications and niche publications relating to, for example, entertainment and television.
     The following table reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
The Toronto Sun
Saturday	149,000	148,000	158,900
Sunday	328,500	326,500	339,700
Monday to Friday	189,900	183,600	192,600

Source: Internal Statistics.
     The London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.
     The following table reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
The London Free Press
Saturday	100,400	104,400	108,300
Sunday	62,800	64,600	66,300
Monday to Friday	84,200	87,600	90,700

Source: Internal Statistics.
     The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,600, according to internal statistics, as at December 31, 2006.

     The Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.
     The following table reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
The Ottawa Sun
Saturday	44,100	44,800	44,200
Sunday	51,200	51,000	51,600
Monday to Friday	50,500	51,200	49,100

Source: Internal Statistics.
     The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 169,000, according to internal statistics, as at December 31, 2006.
     The Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.
     The following table reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
The Winnipeg Sun
Saturday	38,200	40,500	41,200
Sunday	47,100	49,100	52,700
Monday to Friday	39,500	40,600	42,100

Source: Internal Statistics.
     The Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton’s broadsheet daily, The Edmonton Journal.
     The following table reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
The Edmonton Sun
Saturday	64,700	68,100	66,200
Sunday	90,500	94,900	95,400
Monday to Friday	68,000	70,000	68,900

Source: Internal Statistics.
     The Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary’s broadsheet daily, The Calgary Herald.
     The following table reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
The Calgary Sun
Saturday	59,000	62,500	62,800
Sunday	90,000	91,500	94,400
Monday to Friday	60,600	62,300	64,200

Source: Internal Statistics.
Free daily newspapers
     24 Heures. In October 2003, Sun Media re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. This publication is a free daily newspaper with an average weekday circulation of 136,000 copies, according to internal statistics as at December 31, 2006.
     24 Hours. In November 2003, Sun Media launched a new commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation at December 31, 2006 of 236,900 copies, according to internal statistics. In December 2004, Sun Media launched Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 38,500 copies, according to internal statistics, to complement 24 Hours in Toronto. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area.
     Vancouver 24 Hours. In March 2005, Sun Media, in partnership with The Jim Pattison Group, launched Vancouver 24 Hours, a free daily newspaper in Vancouver, with an average weekday circulation of 120,600 copies, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In November 2006, we launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. Both are free daily newspapers and by December 31, 2006, the combined average weekly circulation was 60,700 according to internal statistics. The editorial content of these free dailies concentrates on the greater metropolitan Ottawa area.
     24 Hours Calgary and 24 Hours Edmonton. In February 2007, Sun Media launched two new free commuter papers in Alberta, one in Calgary and one in Edmonton. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities.
     Competition
     In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media. We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.
     Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec’s two main urban markets, Montréal and Quebec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.
     The London Free Press is one of Canada’s oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.
     The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also two free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and Metro. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.

     Each of Sun Media’s dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.
     The Community Newspaper Group
     In total, the Community Newspaper Group consists of 9 paid daily community newspapers, 168 community weekly newspapers and shopping guides, and 18 agricultural and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.
     The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2006 was approximately 3.0 million free copies and approximately 619,400 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group for the year ended December 31, 2006:

		Average Daily
Newspaper	Location	Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	12,000
Stratford Beacon Herald	Stratford, Ontario	10,500
The Daily Herald Tribune	Grande Prairie, Alberta	8,600
Woodstock Sentinel-Review	Woodstock, Ontario	6,800
Simcoe Reformer	Simcoe, Ontario	6,800
St. Thomas Time-Journal	St. Thomas, Ontario	6,600
Fort McMurray Today	Fort McMurray, Alberta	3,600
The Daily Miner & News	Kenora, Ontario	2,900
The Daily Graphic	Portage La Prairie, Manitoba	2,600

Total Average Daily Paid Circulation		60,400

Source: Internal Statistics.
     The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Number of
Province	Publications
Québec	53
Ontario	51
Alberta	45
Manitoba	12
Saskatchewan	6
New Brunswick	1

Total Publications	168
     Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. We believe that these newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.
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

     Other Operations
     Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 24 web press and 10 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 13 printing facilities for the daily publications, and 15 other printing facilities operated by the Community Newspaper Group in five provinces.
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
     The Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 255,000 households and 13,700 retail outlets through its operations in Québec.
     Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes catalogues, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with broad-based distribution in Canada.
     Television Station
     On December 2, 2004, Sun Media acquired 25% of the outstanding shares of SUNTV, a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. Our TVA Group subsidiary acquired the other 75% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest marketplace.
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
     Raw Materials
     Newsprint is the second-largest expense in our Newspapers segment after salaries, and represents our largest raw material expense. Newsprint expense represented 15.0% of Sun Media’s total operating expenses, excluding restructuring charges and depreciation and amortization, for the year ended December 31, 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, managing waste, technology improvements, web width reduction, inventory management, and controlling the mix of editorial versus advertising content.
     In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, Sun Media entered into a newsprint supply agreement with a newsprint producer for the supply of substantially all of Sun Media’s newsprint purchases. This agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this agreement. The agreement enabled the newspaper segment to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of the newspaper segment newsprint requirements. There can be no assurance that Sun Media will be able to renew this agreement on terms as favorable or at all.
     Aside from newsprint, the only other significant raw materials requirements of our Newspapers segment are ink and press plates, which together accounted for approximately 1.4% ($9.9 million) of the total operating expenses, excluding restructuring charges and depreciation and amortization of our newspaper publishing operations, in the year ended December 31, 2006.
Broadcasting
     We are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the Bureau of Broadcast Measurement (BBM) People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 27% market share of French-speaking viewers in the Province of Québec in 2006 and according to the Canadian TVB Report for the same period, we estimate that our share of the Québec’s French-language broadcast television advertising market was 40% in 2006. In 2006, we aired 6 of the ten most popular TV programs in the Province of Québec, including Occupation Double, Lance et Compte: La Revanche and Surprise Surprise. In 2006, we had 23 of the top 30 French-language television shows during prime time according to BBM People Meter data. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada.
     Through various subsidiaries, we control or participate in the following eleven programming services: LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico sur Demande, a multilingual video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada’s Political Channel, a national bilingual public affairs programming service, Canal TVAchats, a French-language infomercial and tele-shopping channel, Argent (LCN-Affaires), an economic, business and personal finance news service, Mystery TV, a national English-language Category One specialty television service devoted to mystery and suspense programming, Mystère, a national French-language Category One specialty television service devoted to mystery and suspense programming, Prise 2, launched in February 2006, a French-language Category Two specialty television service devoted to Québec and American television classics, and MenTV, a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle. The CRTC allows “analog specialty services” to be distributed both via conventional analog cable and digital distribution, whereas Category One and Category Two digital specialty services may be distributed through digital only distribution.
     On December 2, 2004, TVA Group acquired 75% of the outstanding shares of Toronto One (CKXT-TV), now named SUN TV, a television station in Toronto, Ontario for $35.0 million in cash. Sun Media acquired the other 25% of SUN TV for $2.8 million in cash and Sun Media’s 29.9% interest in CP24, a 24-hour local news channel in Toronto. This television station was launched by Craig Media Inc. on September 19, 2003 under the first English-language conventional television license granted for Toronto in almost 30 years. The license was granted on April 8, 2002 with an expiration date of August 31, 2008. SUN TV’s signal is broadcast from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, SUN TV is currently distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available on satellite across Canada on ExpressVu and Star Choice.

     On August 2, 2006, TVA Group filed a new Normal Course Issuer Bid in order to purchase for cancellation, between August 4, 2006 and August 3, 2007, up to a maximum of 1,135,242 issued and outstanding Class B shares. During the financial years ended December 31, 2006, 2005 and 2004, Quebecor Media’s interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006, 2005 and 2004 respectively, 9,800, 3,739,599 and 1,892,500 Class B shares were repurchased under the Substantial Issuer Bid and Normal Course Issuer Bids for aggregate cash considerations of $0.2 million, $81.9 million and $41.0 million, respectively. As a result of these issuer repurchases, Quebecor Media’s interest in TVA Group increased by 9.2%, from 36.0% on January 1, 2004 to 45.2% as of December 31, 2006.
     As at December 31, 2006, we own 45.2% of the equity and control 99.9% of the voting power in TVA Group.
     For the year ended December 31, 2006, our television operations generated revenues of $393.3 million and operating income of $42.1 million. For the twelve-month period ended December 31, 2005, our television operations generated revenues of $401.4 million and operating income of $53.0 million.
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
     Drama and comedy programming are the most popular genres with French-speaking viewers, followed by news and other information programming. Viewing trends by French-speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs. According to the most recent available Bureau of Broadcast Measurement and CRTC data, French-language Canadian programs accounted for approximately 69% of the total viewing of French-language programs in Canada in 2004-2005.
     The following table sets forth the relative audience share of French-language viewers in the Province of Québec in 2006:

Share of Province of Québec
Network	Television Audience
TVA Group	27.0%
Société Radio-Canada	14.0%
Réseau TQS	13.0%
Télé-Québec	3.1%
Various French-language specialty cable channels	36.1%
Others	6.8%

Source: BBM People Meter January 1, 2006 through December 31, 2006 (audimetry data).
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
     Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Quebec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi-Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number one market share in each of our ten Québec markets.
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
     Advertising Sales and Revenue
     We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2006, we derived approximately 70% of our advertising revenues from national advertisers and 30% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Québec’s French-language broadcast television advertising market was 40% in 2006.
     Programming
     We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

     A majority of our programming is produced by our wholly-owned subsidiary, JPL Production Inc. Through JPL Production Inc., we produced approximately 1,630 hours of original programming, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows, from January 2006 to December 2006.
     The remainder of our programming is comprised of foreign and Canadian independently-produced programming.
     Specialty Broadcasting
     Through various subsidiaries, Quebecor Media controls or participates in eleven programming services other than television over the air, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA(1) 99.9%
• Canal Évasion	French	TVA 8.3%
• CPAC	French and English	V(2) 21.7%
Category One Digital Specialty Services:
• MenTV	English	TVA 51.0%
• Mystery (13th Street)	English	TVA 50.0%
• Mystère (13e rue)	French	TVA 99.9%
• Argent (LCN — Affaires)	French	TVA 99.9%
Category Two Digital Specialty Services:
• Prise 2 (Nostalgie)	French	TVA 99.9%
Pay Per View Services (terrestrial & direct broadcasting satellite):
• Canal Indigo	French	TVA 20.0%
Video-on Demand Services:
• illico sur Demande	French and English	AG(3) 100%
Exempted Programming Service:
• Canal TVAchats	French	TVA(1) 99.9%

(1)	TVA Group (“TVA”) controls the programming services. Quebecor Media controls TVA Group.

(2)	Vidéotron (“V”) controls the programming services. Quebecor Media controls Vidéotron.

(3)	Archambault Group (“AG”) controls the programming services. Quebecor Media controls the Archambault Group.
     Le Canal Nouvelles LCN
     Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air on September 8, 1997 and had 1,955 million customers as of November 2006. LCN’s revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.
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
     Mystère
     Mystère (formerly called 13ieme rue) is a national French-language Category One specialty television service devoted to mystery and suspense programming. This programming service is a French-language equivalent of “Mystery TV”. However, it also offers reruns of well known indigenous Québec series. Mystère began broadcasting in October 2004.
     Prise 2
     Prise 2 (formerly called Nostalgie) is a national French-language Category Two specialty television service devoted to Québec and American classics. Prise 2 began broadcasting in February 2006.
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

     Broadcasting CRTC Decision 2005-528 of October 21, 2005 approved a national, French-language Category Two specialty service called Star Système. The service will consist of programs relating to the entertainment industry, television, movies, fashion and arts news.
     TVA Group owns 100% of each of these speciality programming service projects.
     Magazine Publishing
     In connection with the acquisition of Groupe Vidéotron, we also acquired TVA Publishing, a subsidiary of TVA Group that was formed when TVA Group acquired Trustar Limited in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women’s magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Rénovation-Bricolage, Clin d’oeil, Filles d’aujourd’hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publishing. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. TVA Publishing, which now includes all of the operations of Publicor, represents approximately 72% of newsstand sales of French-language magazines in Québec and owns and operates approximately 40 weekly and monthly publications. TVA Publishing is the leading magazine publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.
     Leisure and Entertainment
     Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the zik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), the distribution of downloadable music (through Select Digital, a divison of Archambault Group), and music recording (through Musicor, a division of Archambault Group) as well as book publishing in the academic, literary and general literature categories, and book distribution (through Sogides, one of the largest book publishing and distribution groups in Québec).
     For the year ended December 31, 2006, the revenues of the Leisure and Entertainment segment totalled $315.8 million and operating income totalled $19.3 million. For the twelve-month period ended December 31, 2005, our Leisure and Entertainment segment generated revenues of $255.4 million and operating income of $27.0 million.
     Cultural Products Production, Distribution and Retailing
     Archambault Group is one of the largest chains of music and book stores in Québec with 18 retail locations, consisting of 15 Archambault megastores, 2 Camelot-Info stores and 1 Paragraphe bookstore. Archambault Group is also a computer book and software retailer through Camelot-Info. Archambault Group’s products are also distributed through its websites archambault.ca, camelot.ca and paragraphbooks.com. Archambault Group also operates a music downloading service, known as zik.ca, with per-track fees.
     Archambault Group, through Select, is also the largest independent music distributor in Canada. Select has a catalogue of over 6,500 different CDs, 1,100 DVDs and 450 videocassettes, a large number of which are from French-speaking artists. Archambault Group, through Select Digital, is a virtual distributor of downloadable music with a selection of 60,000 songs available at 34 points of sale owned by 5 downloading retailers. Archambault Group is also a producer of CDs and DVDs in Canada and francophone regions of Europe with its Musicor division and its subsidiary, Groupe Archambault France S.A.S.
     Book Publishing and Distribution
     Through Sogides (which is comprised of thirteen publishing houses, six in Groupe Librex Inc. including Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, four in Groupe l’Homme including Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and three in Groupe Ville-Marie Littérature inc. including L’Hexagone, VLB Éditeur and Typo) and CEC Publishing, we are involved in French-language book publishing and we form one of Québec’s largest book publishing groups. In 2006, we published, reissued and reprinted a total of 796 titles and sold 5,700,000 copies.
     Through Messageries ADP, our book distribution company, we operate one of the largest book distributors in Québec and represent over 165 Québec-based publishers. We distribute French-language books to approximately 2,400 retail outlets in Canada.
     Video-On-Demand Services
     Archambault Group owns a video-on-demand service licensed by the CRTC. Vidéotron and Archambault Group have established both an affiliation agreement, pursuant to which Vidéotron is granted the non-exclusive right to offer Archambault Group’s video-on-demand services to customers of Vidéotron, and a video-on-demand services agreement, pursuant to which Vidéotron provides administrative services to Archambault Group. See also “— Cable” above.
     Ownership
     We own 100% of the issued and outstanding capital stock of Archambault Group, Éditions Quebecor Média and Sogides.
Interactive Technologies and Communications
     Through our ownership interest in Nurun we provide interactive communication and technology services in North America, Europe and China. As of January 31, 2007, Nurun employs approximately 700 professionals, and helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun’s clients include organizations and multi-national corporations such as L’Oréal, Groupe DANONE, Cingular Wireless, AutoTrader.com, Louis Vuitton, Thalès, Club Med, Pfizer, SkyTeam, Home Depot, Pleasant Holidays, Renault, Europcar, Equifax, Telecom Italia, the Government of Québec and the State of Georgia.
     For the year ended December 31, 2006, our Interactive Technologies and Communications segment generated revenues of $73.9 million and operating income of $7.5 million. In the twelve-month period ended December 31, 2005, our Interactive Technologies and Communications segment generated revenues of $65.1 million and operating income of $3.9 million, excluding the revenues from the discontinued operations of Mindready Solutions.
     On July 11, 2006, Nurun announced the acquisition of Crazy Labs Web Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Madrid, Spain, for a consideration of $5.9 million, including $5.1 million in cash and $0.8 million in Common Shares of Nurun. The acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.
     On January 26, 2006, Nurun acquired China Interactive Limited, an interactive marketing firm located in Shanghai, People’s Republic of China for a consideration of $3.0 million, including $2.4 million in cash and $0.6 million in Common Shares of Nurun. The acquisition is an important step for Nurun in developing the Asian markets.
     On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase, between March 1, 2006 and February 28, 2007, up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares. During the 12-month period ended December 31, 2006, a total of 437,500 Common Shares were repurchased for a cash consideration of $1.6 million. In 2005, Nurun repurchased a total of 377,600 Common Shares for a cash consideration of $0.8 million under its Normal Course issuer Bid. In consideration of the acquisition of China Interactive in January 2006 and Crazy Labs in July 2006, Nurun issued 161,098 and 215,680 Common Shares respectively. As a result of these transactions, Quebecor Media’s interest in Nurun decreased from 57.9% as of January 1, 2005 to 57.8% as of December 31, 2006.
     Ownership
     We own 57.8% of the equity and voting interest in Nurun.
Internet/Portals
     Canoe (formerly Netgraphe Inc.) is an integrated company offering e-commerce, information, communication and IT consulting. Canoe owns the CANOE portals network, which, according to ComScore Media Metrix (November 2006), is accessed by approximately 6.8 million unique visitors per month. Canoe also owns Jobboom Publishing, Québec’s leader in employment and career publishing, and operates the IT-consulting division Progisia Informatique. Brought together, Canoe’s complementary operations form one of the most complete portfolios of Internet-related properties in Canada.
     For the twelve-month period ended December 31, 2006, our Internet/Portals segment generated revenues of $64.9 million and operating income of $13.3 million. For the year ended December 31, 2005, our Internet/Portals segment generated revenues of $50 million and operating income of $10.5 million.
     The CANOE portals network includes all of Canoe’s information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of Canoe’s annual revenues.
     Media Properties
     Canoe’s media properties include the following portals and destination sites:
•	CANOE (canoe.qc.ca and canoe.ca), a bilingual, integrated media and Internet services network and one of Canada’s leading Internet portals with more than 369.8 million page views in October 2006, according to Canoe internal statistics;

•	CanoeKlix (canoeklix.com). Canoe developed and launched in 2006 CanoeKlix, its own pay per click software.

•	Webfin Argent and Canoe Money (argent.canoe.com and money.canoe.ca), a financial website which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Webfin Argent website was redesigned in early 2005 in partnership with TVA’s new financial channel, Argent);

•	TVA Group and LCN (tva.canoe.com and lcn.canoe.com) dedicated websites for the TVA television network and the LCN all-news channel, which started streaming TVA and LCN shows live on the websites; and

•	Several websites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca).

     E-commerce Properties
     Canoe’s e-commerce properties include the following sites:
•	Jobboom.com, a unique Web-based employment site with over 1.8 million members, which also includes Jobboom Formation, an Internet directory of continuing education services;

•	Autonet.ca, one of Canada’s leading site devoted entirely to automobiles;

•	ReseauContact.com / flirt.canoe.ca, a bilingual dating and friendship site with 622,000 unique visitors per month, over 1,073,000 registered members and approximately 115,000 active members generating more than 125 million page views per month, as of October 2006, according to internal statistics;

•	Micasa.ca, one of the leading real-estate listing sites in Quebec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners; and

•	Canoeclassifieds.ca and canoeclassees.ca, classified ad sites through which visitors can view classified ads from more than 190 Canadian newspapers.
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
     Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and websites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the need of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.
     We have registered a number of domain names under which we operate websites associated with our television, publishing and Internet operations. As every Internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.
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
     The property on which Vidéotron’s primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health. In November 2004, our environmental studies reported improvements in the groundwater resources of this property. In May 2006, “Ministère du Développement durable, de l’Environnement et des Parcs” (MDDEP) of the province of Québec agreed to interrupt all ground water sampling. MDDEP has admitted that the situation had no real impact on Municipal Sewer and that the levels in the samples were under limits authorized. The file is closed. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
C — Organizational Structure
     The following chart illustrates the relationship among Quebecor Media and its main operating subsidiaries and holdings as of January 1, 2007, and shows the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the left indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the right indicates the percentage of voting rights held).

     Quebecor Inc., a communications holding company, owns 54.72% of Quebecor Media and CDP Capital d’Amérique Investissements Inc., a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary assets are its interests in Quebecor Media and Quebecor World, one of the largest commercial printers in the world. The Caisse de dépôt et placement du Québec is Canada’s largest pension fund manager, with approximately $237 billion in assets under management.
D — Property, Plants and Equipment
     Our corporate offices are located in leased space at 612 Saint-Jacques Street, Montréal, Québec, H3C 4M8, Canada.
     Cable
     Vidéotron’s corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada, H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). Vidéotron began in late 2006 relocating some of its operations and personnel from this building to other buildings we rent in the area. However, most of the corporate offices are expected to move before the end of March 2008 to a new building currently in construction next to Quebecor’s current head office.
     Vidéotron also owns several buildings in the Province of Québec. The primary headend for our cable operations is located at 150 Beaubien Street, Montréal, Québec (with approximately 27,850 square feet). Vidéotron also owns a building of approximately 40,000 square feet in Quebec City where its regional headend for the Quebec City region is located. Vidéotron also owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices. Vidéotron generally leases space for the business offices and retail locations for the operation of its video stores.
     Newspapers
     Our newspapers business properties are owned by Sun Media. Sun Media’s principal business office is located at 333 King Street East, Toronto, Ontario. The Community Newspapers Group operates from 143 owned and leased facilities located in the communities in which they serve, with building space totaling approximately 922,584 square feet. The Community Newspaper Group operates 17 web press (170 units) and 9 sheetfed press in 21 operations across Canada.
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

			Floor Space
Address	Use of Property	Press Capacity(1)	occupied (sq. ft.)
Toronto, Ontario	Operations building,	4 Metro presses	274,400
333 King Street East	including printing plant—	(32 units) and
	The Toronto Sun	1 Metroliner press
		(8 units)

Montréal, Québec	Operations building,	3 Metro presses and	162,000
4545 Frontenac Street	including printing plant —	1 Cosmo press
	Le Journal de Montréal	(37 units)

London, Ontario	Operations building,	2 Headliner presses	150,100
369 York Street	including printing plant —	(12 units) and
	The London Free Press	1 Urbanite press
		(8 units)

Calgary, Alberta	Operations building,	1 Headliner press	90,000
2615-12 Street NE	including printing plant —	(7 units)
	The Calgary Sun

Vanier, Québec	Operations building,	2 Urbanite presses	74,000
450 Bechard Avenue	including printing plant —	(24 units)
	Le Journal de Québec

Winnipeg, Manitoba	Operations building,	1 Urbanite press	63,000
1700 Church Avenue	including printing plant —	(15 units)
	The Winnipeg Sun

Edmonton, Alberta	Printing plant —	1 Metro press	50,700
9300-47 Street	The Edmonton Sun	(8 units)

Edmonton, Alberta	Operations building	N/A	45,200
4990-92 Avenue	The Edmonton Sun —
	(leased until Dec. 2013)

			Floor Space
Address	Use of Property	Press Capacity(1)	occupied (sq. ft.)
Gloucester, Ontario	Distribution facility	N/A	23,000
4080 Belgreen Drive(2)	The Ottawa Sun

Ottawa, Ontario	DriveOperations building	N/A	19,300
6 Antares	(leased until Oct. 2013) —
	The Ottawa Sun

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 15 units.

(2)	In October 2006, the press facilities of The Ottawa Sun were transferred to the new printing facilities in Saint-Janvier-de-Mirabel, owned by Quebecor Media. Accordingly, this building is currently being used principally as a distribution facility.
     In August 2005, we announced a plan to invest in a new printing facility located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by us, located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as The Ottawa Sun and 24 Heures (Montréal). The new facilities should make it possible to consolidate some of Sun Media’s printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties.
     Television Broadcasting
     Our television broadcasting operations are mainly carried out in Montréal in 5 buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Quebec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publishing.
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
E — Regulation
Foreign Ownership Restrictions applicable under both the Telecom Act and the Broadcasting Act
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed.
     In March of 2006, the Telecommunications Policy Review Panel filed its report with the Industry Minister. In the Afterword of the Report, the Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:
•	In the first phase, the Telecommunications Act should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10 percent of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e. those below the 10-percent limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10 percent.

•	The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the “carriage” business of BDUs, and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting “content” businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.
     According to recent public declarations, the Minister still has the intention to implement several of the Panel recommendations and to review the foreign ownership restrictions.
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
     Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC for any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.
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
Canadian Broadcast Distribution (Cable Television)
     Licensing of Canadian Broadcasting Distribution Undertakings
     A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. Videotron operates 52 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license.
     Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron operates 20 exempted cable systems. Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC’s exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000.
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
     The Digital Migration Framework for programming services that do not use the airwaves was published on 27 February 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) are abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. Accordingly, the Commission is prepared to entertain, on an exceptional basis, applications for digital basic carriage. Such status would be accorded via distribution orders under section 9(1)(h) of the Act. Any applicant that wishes its service to be granted such carriage status would have to demonstrate that it meets certain criteria. A Public Hearing has been scheduled for March 2007.
     A further proceeding to establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals was made public on 15 June 2006 (Broadcasting Public Notice CRTC 2006-74). The Commission expects that, over time, all or most of the pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Carriage of programming services in the analogue mode, in the standard definition digital mode and in the HD digital mode create stress on the cable distributor capacity to serve the public with as much choice as competition that generally does not have to distribute in the analogue mode.
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
     1998 Broadcasting Distribution Regulations
     The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:
•	Competition and Carriage Rules. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

•	Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

•	Canadian Programming and Community Expression Financing Rules. All distributors, except systems with less than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved.

•	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. On October 9, 2002, the CRTC, had ordered Câblage QMI Inc. and Videotron to comply with the inside wiring access rules. In Broadcasting Decision CRTC 2005-223 of May 31, 2005, the CRTC rescinded the Mandatory Order issued against Videotron and its subsidiaries.
     The CRTC has announced in its three year plan that it intends to begin reviewing the 1998 Broadcasting Distribution Regulations as well as other distribution policies in the third quarter of 2007.
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
     Subject to certain notice and other procedural requirements, for Class 1 cable systems still regulated, we may increase our basic service rates so as to pass through to customers increases, if the CRTC has authorized fees to be paid to specialty programming services distributed on our basic service. However, the CRTC has the authority to suspend or disallow such an increase.
     In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need.
     Winback Restrictions
     In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, which prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service.

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
Royalties for the Transmission of Pay and Specialty Services
     In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication”. Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN) the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.
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
Royalties for Pay Audio Services
     The Copyright Board of Canada rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.
     In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.3% and 5.9%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.2% and 3.0%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15.0% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed by us since 2003 were paid in 2005.
Tariff in Respect of Internet Service Provider Activities
     In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. SOCAN’s tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet. SOCAN refiled the tariff for a number of years with some modifications. Public hearing will be held in the first quarter of 2007. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. It is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.

Canadian Broadcast Programming (Off the Air and Thematic Television)
     Programming of Canadian Content
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
     Broadcasting License Fees
     Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for broadcasting undertakings, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $175,000. Our broadcasting activities are subject to both fees.
     In February 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the

Canadian Association of Broadcasters. [Any update? Cause gagnée au fédéral. Dossier suivi par Frédéric]
     The CRTC is reviewing the 1987 Television Broadcasting Regulations and the 1999 Broadcasting Television Policy. A decision should be published at the end of the Third quarter of 2007. In order to compensate for audience fragmentation in favor of specialty programming services and new media services like the Internet, we have asked the regulator to consider leaving off the air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. We have also asked to remove the 12 minutes per hour cap on the advertising as well as any obligations to use independent producers so that TV broadcasters can more often own intellectual property of TV programs and become able to exhibit such programs on new platforms as much as possible.
Canadian Telecommunications Services
     Jurisdiction
     The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers”.
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
     Generally speaking, the CRTC has pursued a policy of favoring facilities-based competition in telecommunications. Key to the CRTC’s framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi-dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.
     On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially establishing in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron’s position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC. On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron’s ability to compete in this market.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol. On November 9, 2006, in response to a petition filed by Bell Canada and other ILECs, the Governor in Council issued an order varying this framework. Under the framework, as varied, the CRTC regulates only local access-dependent VoIP services but not local access-independent VoIP services or peer-to-peer VoIP services. The regulatory framework governing competition for local telephony services applies to local access-dependent VoIP services. As a result, local access-dependent VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, whereas local access-dependent VoIP services provided by competitors such as Videotron are not. The CRTC also ruled that cable operators, such as Videotron, are required to fulfill certain local obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis. It further determined that revenues from VoIP services are contribution-eligible for purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada. We believe that our VoIP service plans will not be altered materially by the CRTC’s decision or the Governor in Council’s variance order.
     On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. Most notably, the CRTC determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. The CRTC also reduced the residential “no contact” period under the local ILEC winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the ILEC has suffered a 20% market share loss. Bell Canada and other ILECs subsequently filed a petition with the Federal Cabinet requesting Cabinet to refer the decision back to the CRTC for reconsideration. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. On December 16, 2006, the Governor in Council issued a proposed order varying the decision by (i) removing immediately upon the issuance of the order the CRTC’s existing restrictions on local telephone winback and promotional activities; (ii) amending the relevant geographic market for local forbearance to be either a local interconnection region (as defined by the CRTC) or a local telephone exchange; (iii) amending the CRTC’s local forbearance criteria, most notably by replacing the market share loss test by a competitor presence test and by reducing the number of competitor quality of service measures that must be satisfied; and (iv) requiring the CRTC to process local forbearance applications for the ten largest urban markets in Canada within 120 days. Parties were provided 30 days within which to comment on the proposed order. We have submitted our comments on January 17, 2007. A final order is expected to be issued prior to April 6, 2007. The order could have a material impact on our business ability to compete with the ILECs in the local telephony market.
     Winback Restrictions
     In February 2001, the CRTC also announced “winback” restrictions on certain cable operators, including Videotron, in the Internet service market. These restrictions limit cable operators’ ability to “win back” Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer’s switch.
     With respect to VoIP services, the CRTC decided in May 2005, as part of its announced regulatory framework for VoIP services, that it was not necessary to apply “winback” restrictions to cable operators. However, it determined that the winback restrictions for ILECs were necessary to foster competition and it extended the winback rules applicable to ILECs for local exchange services to ILECs’ local VoIP services. On April 6, 2006, the CRTC rejected an ILEC application seeking to eliminate these rules on constitutional grounds. On the same date, as part of its local forbearance decision, the CRTC amended the restrictions such that they currently provide for a three month no contact period in the case of both residential and business customers. In its November 9, 2006 order varying the CRTC’s VoIP framework, the Governor in Council ruled that the winback restrictions would no longer apply to the ILECs’ local access-independent VoIP services, yet left the restrictions in place for the ILECs’ local access-dependent VoIP services. In its December 16, 2006 proposed order varying the CRTC’s local forbearance decision, the Governor in Council has proposed that the winback restrictions in local telephony be completely eliminated at the coming into force of the order. An appeal of the CRTC’s winback restrictions has also been filed with the Federal Court of Appeal by several ILECs on the grounds that these no contact rules violate constitutional rights to freedom of expression. This appeal has been adjourned pending disposition of the Governor in Council’s proposed order varying the CRTC’s local forbearance decision. If the Governor in Council’s proposed order comes into force as currently conceived, or alternatively if the ILECs’ appeal to the Federal Court of Appeal is successful, we could face a more challenging marketing environment for our local telephony services offering.
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
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement that expires in December 2010. Negotiations with the remaining small hydro-electric companies are currently in process and we anticipate being able to secure similar pole arrangements with such smaller hydro-electric companies before the end of 2007.
     Access by Third Parties to Cable Networks
     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators, including Videotron, to submit tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved technical issues that had previously delayed third party interconnection. Most recently, on December 21, 2006, the CRTC approved new wholesale rates for three of our retail Internet service speeds, and directed us to file a proposed rate for a fourth speed. This proposed rate will be filed shortly. The CRTC further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
     As Videotron now provides third-party access to our cable network we no longer have any obligation to allow third-party retail Internet service providers to purchase for the purpose of resale our retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by Videotron to its cable customers during a one-month period. This resale obligation will cease to be mandated once facilities-based access is available to Internet service providers.
     As part of the CRTC’s announced regulatory framework for VoIP, on May 12, 2005 the CRTC directed that large cable carriers, such as us, remove restrictions in their third-party Internet access tariffs in order to allow third-party Internet service providers to provide VoIP services in addition to retail Internet services.
     On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron’s obligations in relation to the provision of third party Internet services.
Canadian Publishing
     Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than a “Canadian issue” of a “Canadian newspaper”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues” of “Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.
ITEM 4A — UNRESOLVED STAFF COMMENTS
     None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see note 26 to our audited consolidated financial statements for the years ended December 31 2006, 2005 and 2004. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Forward-looking statements” and in “Item 3. Key Information — D. Risk Factors”.
Overview
     Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, business and residential telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, the Company holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies among its portfolio of media properties.
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
     The Company’s principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box and modem costs. Major components of its operating expenses include salaries and benefits, subcontracting costs, advertising, and regulatory expenses.
Trend Information
     Some of the Company’s businesses are cyclical in nature. They are dependent on advertising and, in the Newspapers segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Ontario, Québec and Alberta. In the Newspapers segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past few years. Also, in the newspaper segment, the traditional run of press advertising market for major multi-market retailers has been declining over the past several years due to consolidation in the retail industry combined with a shift in marketing strategy toward other media.
     Furthermore, competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the broadcasting and newspaper industries. In addition, Sun Media continues to expand its Internet presence through joint initiatives with other Quebecor Media affiliates in order to develop new revenue streams. Sun Media will continue to seek opportunities to grow its business by leveraging its existing brands.
     Changes in the price of newsprint can have a significant effect on the newspaper segment’s operating results as newsprint is its principal expense besides wages and benefits and represented approximately 15.0% ($107.8 million) of operating expenses, excluding restructuring charges and depreciation and amortization, in 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. The newspaper segment manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. To obtain more favorable newsprint pricing, Sun Media was party to a newsprint supply agreement which provided for a discount to market prices and certain volume discounts for purchases above certain thresholds. This supply agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to the newspaper segment on substantially the same terms while the renewal of the agreement is being negotiated. There can be no assurance that Sun Media will be able to renew this agreement on terms as favorable or at all.
     The television industry is going through a period of dramatic change. The audience is fragmenting as viewing habits shift not only towards specialty channels but also new exhibition windows such as the Internet and Video on Demand. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want and on the media they want.
     In addition, the Company’s business has experienced, and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.
Segments
     Quebecor Media’s subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals.
     Cable segment
     Videotron Ltd. (“Videotron”) is the largest cable operator in Québec and the third-largest in Canada, based on number of customers. Its state-of-the-art network passes 2.5 million homes and serves approximately 1.7 million customers. At December 31, 2006, Videotron had 1.6 million cable television customers, including 623,600 subscribers to its digital television service. Videotron is also involved in interactive multimedia development and is an Internet Service Provider (“ISP”), with 805,400 subscribers to its cable modem and dial-up Internet access services and 397,800 subscribers to its IP telephone service. It has 11,800 customers for its wireless telephone service, which was gradually rolled out throughout the Province of Québec in 2006. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting and cable television services, and Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”), a DVD, video cassette and video game sales and rentals chain.
     Newspapers segment
     Sun Media Corporation is the largest newspaper publisher in Quebec based on total paid and unpaid circulation. Sun Media Corporation is also the second largest newspaper publisher in Canada, with a 21.0% market share in terms of weekly paid circulation as of March 31, 2006, according to statistics published by the Canadian Newspaper Association, or “CNA”. Sun Media Corporation publishes 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. Each of Sun Media Corporation’s eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media Corporation also publishes 196 weekly newspapers, weekly shopping guides and agricultural and other specialty publications, including seven free daily commuter publications, 24 Hours in Toronto, Vancouver 24 Hours, 24 Heures in Montreal, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In addition, Sun Media Corporation launched 24 Hours Calgary and 24 Hours Edmonton in February 2007. The combined weekly paid circulation of Sun Media Corporation’s daily newspapers, as of December 31, 2006, is approximately 6.6 million copies, according to internal statistics. Sun Media Corporation is also engaged in the distribution of newspapers and magazines. In addition, it offers commercial printing and related services to other publishers through its national printing and production platform. Sun Media Corporation holds a 25% interest in the Sun TV television station in Toronto, Ontario, in partnership with TVA Group Inc. (“TVA Group”), which holds the other 75%.

     Broadcasting segment
     TVA Group is one of the largest private-sector producers and broadcasters of French-language entertainment, information and public affairs programming in North America and one of the largest private-sector producers of French-language programming in Québec. It is sole owner of six of the ten television stations in the TVA Network, of the analog specialty channel Le Canal Nouvelles (“LCN”) and of the digital specialty channels Mystère, Argent and Prise 2. It holds a 75% interest in the English-language analog station, Sun TV, in Toronto. TVA Group also holds interests in two other TVA Group affiliates, in the Canal Évasion specialty channel, the Indigo pay-per-view service, and the English-language digital specialty channels MenTV and Mystery. In addition, TVA Group is engaged in teleshopping services. Its TVA Publishing subsidiary, the largest publisher of French-language magazines in Québec, publishes general-interest and entertainment weeklies and monthlies. Its TVA Films subsidiary distributes films and television products in Canada’s English- and French-language markets.
     Leisure and Entertainment segment
     The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, videos, musical instruments and magazines (through the Archambault chain of stores and the archambault.ca e-commerce site); online sales of downloadable music (through the zik.ca service); distribution of CDs and videos (through Distribution Select, a division of Archambault Group); music recording and video production in Québec and Europe (through the Musicor label, a division of Archambault Group, and the Exclaim label, operated by Groupe Archambault France SAS, a subsidiary of Archambault Group). The Leisure and Entertainment segment is also engaged in the book industry through its subsidiary Groupe Livre Quebecor Média inc. (“Groupe Livre Quebecor Média”), which includes academic publisher CEC Publishing Inc. (“CEC Publishing”), 13 general literature publishers under the Groupe Sogides inc. (“Sogides”) umbrella, and Les Messageries A.D.P. inc. (“Messageries ADP”), the exclusive distributor of more than 160 Québec and European publishers.
     Interactive Technologies and Communications segment
     The Interactive Technologies and Communications segment consists of Nurun Inc. (“Nurun”), which is engaged in Web, intranet and extranet development, technological platforms for content management, e-commerce, interactive television, automated publishing solutions, and e-marketing and customer relationship management (“CRM”) strategies.
     Internet/Portals segment
     Canoe Inc. (“Canoe”) is an integrated company offering e-commerce, information and communication services and information technology consulting. Canoe operates the Internet portal network of the same name, which serves over 6.7 million Internet users per month and includes canoe.ca, canoe.qc.ca, La Toile du Québec (toile.com) and money.canoe.ca (argent.canoe.com in French). Canoe also operates a number of e-commerce sites: jobboom.com (employment), autonet.ca (automobiles), reseaucontact.com (dating), micasa.ca (real estate), classifieds.canoe.ca and classees.canoe.ca (classifieds). In addition, Canoe operates the tva.canoe.com and lcn.canoe.com sites, as well as two sites for popular TVA Group programs, occupationdouble.com and staracademie.ca. Canoe’s business unit, Progisia Informatique, offers information technology consulting services that include e-commerce, outsourcing, integration and secure transaction environments. The Jobboom publishing division produces various print publications, including Jobboom magazine, which has a print run of 100,000 copies and is distributed free 10 times a year, and career guides such as the bestseller Carrières d’avenir, which is sold in bookstores.
Quebecor Media’s Interest In Subsidiaries
     Quebecor Media’s share in the earnings of some subsidiaries has varied over the past three years.
     On August 2, 2006, TVA Group filed a new Normal Course Issuer Bid in order to purchase for cancellation, between August 4, 2006 and August 3, 2007, up to a maximum of 1,135,242 issued and outstanding Class B shares. During the financial years ended December 31, 2006, 2005 and 2004, Quebecor Media’s interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006, 2005 and 2004 respectively, 9,800, 3,739,599 and 1,892,500 Class B shares were repurchased under the Substantial Issuer Bid and Normal Course Issuer Bids for aggregate cash considerations of $0.2 million, $81.9 million and $41.0 million, respectively. As a result of these issuer repurchases, Quebecor Media’s interest in TVA Group increased by 7.6%, from 37.6% on January 1, 2004 to 45.2% as of December 31, 2006.
     On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase, between March 1, 2006 and February 28, 2007, up to 1,656,016 Common Shares for cancellation on the open market, or up to approximately 5% of its issued and outstanding Common Shares. During the 12-month period ended December 31, 2006, a total of 437,500 Common Shares were repurchased for aggregate cash consideration of $1.6 million. In 2005, Nurun repurchased a total of 377,600 Common Shares for aggregate cash consideration of $0.8 million under a Normal Course Issuer Bid (no repurchase in 2004). In consideration of the acquisition of China Interactive in January 2006 and Crazy Labs in July 2006, Nurun issued 161,098 and 215,680 Common Shares respectively. As a result of these transactions, in the aggregate Quebecor Media’s interest in Nurun increased from 57.3% as of January 1, 2004 to 57.8% as of December 31, 2006.
     Through its subsidiaries, Quebecor Media’s share in the earnings of Canoe, which stood at 75.3% following the swap of Canoe’s assets in exchange for shares of Netgraphe Inc. (“Netgraphe”) in March 2001, was 92.4% as of December 31, 2006. The increase mainly reflects the effect of the transaction that took the subsidiary private in September 2004.
     Quebecor Media has direct and indirect controlling interests in two public companies. As of December 31, 2006, Quebecor Media held, directly or indirectly, 57.8% and 99.9% of the voting rights of Nurun and TVA Group, respectively.
Non-GAAP Financial Measures
     We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, free cash flows from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.
     Operating Income
     We define operating income, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets, depreciation of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor Inc. (“Quebecor”), considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates a significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of replacement or acquisition of capitalized tangible and intangible assets used in generating revenues in our segment or the expense of and cash required to pay income taxes, restructuring charges and financial expenses. The Company uses other measures that do reflect such costs, such as free cash flow from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies limiting its usefulness as a compensative measure. The following table provides a reconciliation of operating income to net (loss) income as disclosed in our financial statements under Canadian GAAP.
     Free Cash Flows from Operations
     We use free cash flows from operations as a measure of liquidity. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations and our segment operations. When we discuss free cash flows from operations in this annual report, we provide a reconciliation with the most directly comparable Canadian GAAP financial measure in the same section.
     Average Revenue per User
     Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2006 Highlights
     Quebecor Media increased its revenues by $308.0 million (11.4%) and its operating income by $69.2 million (9.4%) in 2006. The growth was mainly due to the strong performance by the Cable segment, which recorded year-over-year revenue and operating income increases of $229.2 million (21.2%) and $99.2 million (24.0%), respectively, propelled by record customer growth. Meanwhile, the business environment in which the Broadcasting and Newspapers segments operate is undergoing changes, including the growth of new media and the proliferation of platforms for the distribution of information and entertainment content, leading to changing consumer habits. Quebecor Media’s strategy in response to these changes is to turn the new challenges into business opportunities. Among other things, Quebecor Media is developing its new media businesses and capturing synergies among its subsidiaries by pursuing a convergence strategy.
     Significant developments since the end of 2005 include the following:
     In 2006, Videotron recruited 234,800 net additional customers for its cable telephone service, 154,000 net additional customers for its cable Internet access service, and 149,000 net additional customers for its digital television service — all annual records, in absolute terms, since those services were launched in 2005, 1998 and 1999 respectively. Videotron also recorded a net increase of 66,300 customers for all cable television services combined (analog service plus digital television service), the largest net annual growth for cable television services since 1999.
     On April 6, 2006, the Board of Directors of Quebecor Media approved the appointment of Pierre Karl Péladeau to the position of Vice Chairman of the Board and Chief Executive Officer.
     In 2006, Quebecor Media completed the refinancing of the totality of its notes. The Senior Notes due 2011 and Senior Discount Notes due 2011 that were refinanced were repurchased in three stages, the first block on July 19, 2005, the second on January 17, 2006, and the third on July 15, 2006. The refinancing operations will significantly reduce Quebecor Media’s future financial expenses, in comparison with the expenses that would otherwise have been incurred. The following stages in the refinancing process were effected in 2006:
On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of its 7 3/4% Senior Notes due March 2016. The Company also established new credit facilities consisting of a term loan A credit facility in the amount of $125.0 million, maturing in 2011, a term loan B credit facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, expiring in 2011.
Quebecor Media used the proceeds from its new Senior Notes, the full amount of its new term loans A and B, and amounts received from its subsidiaries ($237.0 million from Videotron, drawn on its existing revolving credit facilities, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), to finance the repurchase, on January 17, 2006, of US$561.6 million aggregate principal amount of its 11 1/8% Senior Notes due 2011 and US$275.6 million aggregate principal amount at maturity of its 13 3/4% Senior Discount Notes due in 2011, or 95.7% and 97.4% respectively of the notes issued and outstanding at that date. Quebecor Media paid aggregate cash consideration of $1.3 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. In respect of these repurchases, Quebecor Media recognized a $331.6 million loss on debt refinancing in the first quarter of 2006, including the amount by which the disbursements exceeded the book value of the repurchased notes and the related cross-currency swap arrangements, as well as the write-down of deferred financial expenses.
On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011, for aggregate cash consideration of $39.3 million. In connection with this repurchase, a $10.5 million loss on debt refinancing was recognized in the third quarter of 2006.
On April 12, 2006, Quebecor Media announced the signing of a credit agreement providing for a long-term credit facility for the Canadian dollar equivalent of €59.4 million, maturing in 2015. Drawings under this credit facility will be used to finance, in part, the Company’s purchase of six MAN Roland presses to print some of Quebecor Media’s newspapers. This facility, related to a German export financing program, provides Quebecor Media with financing at a very attractive cost.
     On August 10, 2006, Videotron launched a mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of December 31, 2006, 11,800 lines had been activated.
     In June 2006, Sun Media Corporation announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. Sun Media expects to invest approximately $7.0 million in new technologies. During 2006, Sun Media recorded severance costs of $2.9 million relating to the elimination of the equivalent of 85 full-time editorial positions in operations across Sun Media’s organization.
     On January 17, 2006, Sun Media amended its existing credit facilities to add a $40.0 million Term Loan C credit facility maturing in 2009.
     Nurun made two acquisitions during 2006. On January 26, 2006, it announced the closing of the acquisition of China Interactive Limited (“China Interactive”), a Chinese interactive marketing firm based in Shanghaï. On July 11, 2006, it announced the acquisition of Crazy Labs Webs Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Spain.

2006/2005 Financial Year Comparison
     Quebecor Media’s revenues totalled $3.01 billion in 2006, compared with $2.70 billion in 2005, an increase of $308.0 million or 11.4%. All of the Company’s business segments, with the exception of Broadcasting, reported higher revenues: Cable (an increase of $229.2 million or 21.2%), Leisure and Entertainment ($60.4 million or 23.6%), Internet/Portals ($14.9 million or 29.8%), Newspapers ($12.6 million or 1.4%), and Interactive Technologies and Communications ($8.8 million or 13.5%). These increases were partially offset by an $8.1 million (-2.0%) decrease in the Broadcasting segment’s revenues.
     Quebecor Media’s operating income rose $69.2 million, or 9.4%, to $802.8 million in 2006, compared with $733.6 million in 2005, mainly as a result of higher operating income in the Cable segment (an increase of $99.2 million or 24.0%). Operating income also increased in Interactive Technologies and Communications ($3.6 million or 92.3%) and Internet/Portals ($2.8 million or 26.7%). The increases in these segments were partially offset by decreases in Broadcasting ($10.9 million or -20.6%), Newspapers ($14.6 million or -6.6%) and Leisure and Entertainment ($7.7 million or -28.5%).
     Quebecor Media recorded a net loss of $169.7 million in 2006, compared with net income of $96.5 million in 2005. The unfavourable variance of $266.2 million was due to the recognition of a $342.6 million loss on debt refinancing in 2006 compared with a $60.0 million loss in 2005. The refinancing operations carried out in 2006 will significantly reduce Quebecor Media’s financial expenses in comparison with the expenses that would otherwise have been incurred. Recognition of a $148.4 million charge for goodwill impairment in the Broadcasting segment described further below and a $31.6 million charge for impairment of a broadcasting license also contributed to the unfavourable variance. These unfavourable factors were partially offset by the impact of the $69.2 million increase in operating income and a $60.7 million decrease in financial expenses in 2006.
     The amortization charge increased by $28.8 million from $231.9 million in 2005 to $260.7 million in 2006, due to significant capital investments in 2005 and 2006, and to the accelerated amortization by the Newspapers segment of equipment to be replaced under the project to acquire new presses to print some Quebecor Media newspapers.
     Financial expenses totalled $224.6 million in 2006, compared with $285.3 million in 2005, a $60.7 million decrease. There was a net decrease of $53.1 million in interest charges and amortization of the discount on long-term debt, due mainly to the impact of the refinancing, at more advantageous interest rates, of notes issued by Quebecor Media and by Videotron’s CF Cable TV subsidiary, which was partially offset by the negative impact of higher average debt levels and base interest rates in 2006. Quebecor Media also recognized a $1.2 million net loss in 2006 in connection with the re-measurement of certain financial instruments, including a financial instrument held by Sun Media Corporation that had ceased to be effective according to accounting criteria, compared with a $4.4 million loss in 2005, a favourable variance of $3.2 million. Finally, the loss on re-measurement of the Additional Amount payable was $10.5 million in 2006, compared with $10.1 million in 2005, an unfavourable variance of $0.4 million.
     Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $18.9 million in 2006, including a $17.0 million charge in the Newspapers segment in connection with two capital projects, namely the acquisition of new presses and the reorganization of content production. This $17.0 million charge includes an $11.0 million charge was recorded for termination benefits related to the elimination of production jobs at The London Free Press, The Toronto Sun, The Ottawa Sun and Le Journal de Montréal due to the acquisition of new presses, announced in August 2005. A $2.8 million charge was entered for termination benefits in connection with the project to streamline newsgathering, announced in the second quarter of 2006, and the elimination of newsroom positions throughout the organization. Finally, a $3.2 million charge was recorded for termination benefits related to the elimination of jobs at The London Free Press, The Toronto Sun and Bowes Publishers. Quebecor Media also recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $1.9 million in the Broadcasting segment in connection with a management reorganization.
     In 2006, Quebecor Media completed the repurchase of the totality of its outstanding Senior Notes and Senior Discount Notes, bearing interest at 11 1/8% and 13 3/4% respectively, for a total cash consideration of $1.4 billion, generating a $342.1 million loss on settlement of debt ($218.7 million net of income tax and non-controlling interest). This loss includes the amount by which the consideration paid exceeded the book value of the repurchased notes and the related cross-currency swap agreements, as well as the write-down of deferred financial expenses. The Company had made an initial repurchase of its Senior Notes in 2005, generating a loss on settlement of debt of $60.0 million ($41.0 million net of income tax). These repurchases were made as part of a refinancing that enables Quebecor Media and its subsidiaries to benefit from more advantageous interest rates. The loss on settlement of debt recognized in 2006 also includes a $0.5 million loss ($0.3 million net of income tax) recorded in connection with the partial repurchase by Sun Media Corporation of its term loan B on December 29, 2006.
     During the fourth quarter of 2006, Quebecor Media completed its annual impairment test on goodwill and on its broadcasting licences. Based on the results, the Company determined that the carrying amount of the Broadcasting segment’s goodwill and broadcasting licences was impaired. The advertising revenue base of general-interest broadcasters is under pressure due to fragmentation of the television audience. Quebecor Media therefore reviewed its business plan and recorded a non-cash impairment charge totalling $180.0 million in 2006, including $148.4 million (without any tax consequences) for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for its broadcasting licences ($12.5 million net of income tax and non-controlling interest). See also Note 13 to the consolidated financial statements.
     The Company recorded income tax credits in the amount of $52.6 million in 2006, compared with a $44.0 million income tax expense in 2005. The $96.6 million improvement resulted primarily from tax savings related to the $342.6 million loss on settlement of debt in 2006, compared with a loss of $60.0 million in 2005, as well as the impact of the reduction in the Canadian federal tax rate in 2006 and the elimination of Part I.3 Large Corporations Tax, which had a favourable impact of $15.0 million in 2006. In 2005, the Company recognized tax benefits totalling $24.1 million in connection with operating losses and previously unrecorded capital losses, including $15.9 million under a tax planning arrangement involving an exchange of tax benefits with Quebecor. The Company also recorded a future tax impact of $11.9 million in 2005 in connection with an increase in the tax rate in Québec.
     In 2006, Sun Media Corporation, in the Newspapers segment, closed a tax consolidation transaction under which Quebecor, the parent company of Quebecor Media, transferred tax losses worth $74.2 million to Sun Media Corporation for a $16.1 million cash consideration. As a result of this transaction, the Newspapers segment recorded future income tax assets of $24.5 million. The difference between the cash consideration paid and the future tax assets was recognized as a deferred credit which will reduce Sun Media Corporation’s future tax expenses as the tax losses are used.
     2006/2005 Fourth Quarter Comparison
     In the fourth quarter of 2006, Quebecor Media’s revenues increased by $91.6 million (12.1%) to $847.8 million, compared with $756.2 million in the same quarter of 2005. All of the Company’s business segments reported higher revenues: Cable (an increase of $63.8 million or 21.3%), Leisure and Entertainment ($17.4 million or 19.8%), Newspapers ($3.9 million or 1.6%), Interactive Technologies and Communications ($3.8 million or 23.5%), Internet/Portals ($3.7 million or 25.7%) and Broadcasting ($0.3 million or 0.3%).
     Quebecor Media’s operating income rose by $26.0 million, or 12.2%, to $239.4 million, compared with $213.4 million in the fourth quarter of 2005, due to increases in the following segments: Cable ($29.3 million or 26.5%), Interactive Technologies and Communications ($2.5 million or 312.5%) and Broadcasting ($2.1 million or 12.5%). These increases were partially offset by decreases in Newspapers ($5.8 million or -8.4%), Leisure and Entertainment ($1.6 million or -13.8%) and Internet/Portals ($1.2 million or -31.6%).
     Quebecor Media recorded a net loss of $97.1 million in the fourth quarter of 2006, compared with net income of $58.4 million in the same period of 2005. The unfavourable variance of $155.5 million was mainly due to recognition of a non-cash impairment charge totalling $179.2 million ($155.4 million net of income tax and non-controlling interest) for goodwill and broadcasting licences in the Broadcasting segment. The impact on net income of the increase in operating income was offset by the variance related to the recognition of previously unrecorded tax benefits in the fourth quarter of 2005.

     Amortization charges totalled $68.3 million in the fourth quarter of 2006, compared with $64.7 million in the same quarter of 2005. The $3.6 million increase was essentially due to the same factors as those noted above in the discussion of the annual results.
     Financial expenses totalled $57.6 million in the fourth quarter of 2006, compared with $68.3 million in the same period of 2005, a $10.7 million decrease. There was a net decrease of $14.1 million in interest charges and amortization of the discount on long-term debt in the fourth quarter of 2006, essentially due to the same factors as those noted above in the discussion of the annual results. The loss on re-measurement of the Additional Amount payable amounted to $8.1 million in the fourth quarter of 2006, compared with $3.9 million in the same period of 2005, an unfavourable variance of $4.2 million.
     In the fourth quarter of 2006, Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $9.5 million in the Newspapers segment in connection with capital projects involving the acquisition of new presses and the reorganization of content production, and in connection with the voluntary workforce reduction program.
     The income tax expense increased by $12.2 million from $16.8 million in the fourth quarter of 2005 to $29.0 million in the fourth quarter of 2006, despite a decrease in pre-tax income, mainly due to higher non-deductible charges in the fourth quarter of 2006 as a result of a goodwill impairment in the Broadcasting segment, as well as the recognition of previously unrecorded tax benefits in the fourth quarter of 2005.
     Segmented Analysis
     Cable segment
     The Cable segment generated revenues of $1.31 billion in 2006, compared with $1.08 billion in 2005, a $229.2 million (21.2%) increase.
     The revenues of Videotron’s digital television service, illicoTM, excluding related services, rose by $82.4 million (44.5%) to $267.4 million in 2006. The strong performance of illicoTM in 2006 more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $59.0 million (9.5%) to $677.3 million due to the impact of customer base growth, higher rates, and the favourable impact of the increase in illicoTM‘s customer base on equipment sales and revenues from illico on Demand, pay TV and pay per view.
     illicoTM had 623,600 customers at the end of 2006, compared with 474,600 at the end of 2005 (see Chart 1). The 149,000 (31.4%) increase is the largest annual customer base growth, in absolute terms, since the launch of the service in 1999. By comparison, illicoTM recruited 140,900 and 92,800 net additional customers in 2005 and 2004 respectively. As of December 31, 2006, illicoTM had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 39.7% versus 31.5% a year earlier.
     Videotron’s analog cable television services lost 82,700 customers in 2006, compared with decreases of 87,400 and 64,400 in 2005 and 2004 respectively (see Chart 1). The combined customer base for all of Videotron’s cable television services increased by 66,300 in 2006, compared with 53,500 in 2005 and 28,400 in 2004 (see Chart 1). The 2006 increase was the largest net annual increase in customers for cable television services since 1999.
Chart 1
CUSTOMER BASE FOR CABLE TETELEVISION SERVICES

     Videotron’s Internet access services registered strong continued growth in 2006, posting revenues of $345.1 million, a $74.3 million (27.4%) increase over 2005. The improvement was mainly due to customer acquisition. The number of customers for cable Internet access services stood at 792,000 at the end of 2006, an increase of 154,000 (24.1%) from the end of 2005, a record for annual growth, in absolute terms, since the service was launched in 1998 (see Chart 2). By comparison, the Internet access service recruited 135,400 and 96,300 net additional customers in 2005 and 2004 respectively.
Chart 2
CUSTOMER BASE FOR CABLE INTERNET ACCESS
     Videotron’s Internet telephone service continued to register rapid growth in 2006. At the end of December 2006, the number of customers stood at 397,800, an increase of 234,800 (144.0%) from year-end 2005 (see Chart 3). The Internet telephone service generated total revenues of $107.4 million in 2006, an $86.3 million increase from $21.1 million in 2005.
     As of December 31, 2006, Videotron also had 11,800 customers for its wireless telephone service.
Chart 3
CUSTOMER BASE FOR CABLE TELEPHONE SERVICE
     Videotron’s monthly average revenue per user (“ARPU”) increased by $9.51 (18.3%) from $51.86 in 2005 to $61.37 in 2006. By comparison, ARPU increased by $5.36 (11.5%) in 2005 over 2004.
     Le SuperClub Vidéotron recorded revenues of $55.9 million in 2006. The 0.9% increase from 2005 was mainly due to the acquisition of eight Jumbo Entertainment stores since April 2005 and higher revenues from retail sales, which were offset by lower revenues from rentals and royalties.
     The Cable segment’s total operating income increased by $99.2 million (24.0%) from $413.3 million in 2005 to $512.5 million in 2006, mainly because of customer base growth for all services, increases in some rates, and a decrease in the unit cost of digital set-top boxes. These favourable factors more than offset the negative impact of increases in some operating expenses, including labour, charges related to the stock option plan, customer service, advertising and promotion, network maintenance and contributions to regulatory funds. The customer base growth accounted for a large portion of the increase in operating costs.
     The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 39.1% in 2006, compared with 38.3% in the previous year.
     In the fourth quarter of 2006, the Cable segment recorded revenues of $362.9 million, compared with $299.1 million in the same period of the previous year, an increase of $63.8 million (21.3%) due mainly to customer growth.
     illicoTM recruited 38,300 net additional customers in the fourth quarter of 2006, compared with 50,000 in the same quarter of 2005. Analog cable television services lost 18,600 net customers during the quarter, compared with 15,500 in the same period of the previous year. The combined customer base for all cable television services thus increased by 19,700, net, in the fourth quarter of 2006, compared with 34,500 in the fourth quarter of 2005. The cable Internet access service recruited 37,500 net additional customers in the fourth quarter of 2006, compared with 50,300 in the same quarter of 2005. The IP telephone service recorded quarterly customer growth of 53,700, compared with 67,000 in the same period of 2005, and a total of 11,000 customers for wireless telephone services were under contract at the end of the fourth quarter.
     The Cable segment’s operating income increased by $29.3 million (26.5%) from $110.5 million in the fourth quarter of 2005 to $139.8 million in the fourth quarter of 2006. The higher operating income was essentially due to the factors noted above in the discussion of the annual results. The segment’s operating margin for all operations was 38.5% in the fourth quarter of 2006, compared with 36.9% in the same period of 2005.
     As per the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 1 below shows operating income before the cost of subsidies granted to customers on equipment sales and the impact on the segment’s results.
Table 1: Cable segment
Operating income
(in millions of Canadian dollars)

	2006	2005	2004

Operating income before cost of equipment subsidies to customers	$541.2	$450.0	$400.5
Cost of equipment subsidies to customers	(28.7)	(36.7)	(36.7)

Operating income	$512.5	$413.3	$363.8

     In 2006, the Cable segment generated free cash flows from operations of $138.6 million, compared with $168.6 million in 2005, a $30.0 million decrease (see Table 2). The positive impact of the $99.2 million increase in operating income was outweighed by an unfavourable variation of $42.1 million in the net change in non-cash balances related to operations, resulting mainly from a reduction in accounts payable and increased subscriber equipment inventories, and a $82.7 million increase in additions to property, plant and equipment, partly as a result of investment in network modernization and the cable telephony project.
Table 2: Cable segment
Free cash flows from operations
(in millions of Canadian dollars)

	2006	2005	2004

Cash flows from operating activities before undernoted item	$449.2	$353.7	$318.8
Net change in non-cash balances related to operations	(8.6)	33.5	10.6

Cash flows from operating activities	440.6	387.2	329.4
Additions to property, plant and equipment	(302.6)	(219.9)	(144.5)
Proceeds from disposal of assets	0.6	1.3	3.0

Free cash flows from operations	$138.6	$168.6	$187.9

     On January 1, 2006, the operations of Videotron Telecom (formerly the Business Telecommunications segment) were incorporated into the Cable segment. Since then, the Cable segment has encompassed a full line of business telecommunications services, including telephone, high-speed data transmission, Internet access, hosting, and cable television services.

     Videotron increased the speed of its Internet access services several times in 2006:
•	On January 16, 2006, Videotron increased download and upload speeds on its basic cable Internet access service from 300 kbps to 600 kbps. On the Extreme High-Speed service, download speeds were increased from 6.5 mbps to 10 mbps.

•	On February 20, 2006, Videotron launched a new Extreme Plus High-Speed Internet service, which supports speeds of up to 16 mbps. On July 17, 2006, Videotron announced an increase in the speed of its Extreme Plus High-Speed Internet service from 16 mbps to 20 mbps. Videotron became the first major telecom provider in Canada to offer Internet access service of this speed throughout its service area.

•	On August 17, 2006, Videotron announced an increase in the speed of its High-Speed Internet service from 5.1 mbps to 7.0 mbps. The upgrade was phased in across Videotron’s service area starting September 7, 2006.

•	On December 22, 2006, Videotron began testing a new technology that promises to substantially increase Internet access speed across its network. The technology will enable Videotron to offer customers throughout its service area speeds of up to 100 mbps, five times faster than its current Extreme High-Speed Internet service.
     On February 27, 2006, Videotron announced plans to invest $18.0 million in the Eastern Townships, Mauricie and Centre-du-Québec regions in order to upgrade its network to support new-generation technologies. The upgrade will increase bandwidth from 480 MHz to 860 MHz.
     On April 11, 2006, Videotron Business Solutions launched a new telephone service for small businesses. It offers attractive packages and the possibility of bundling all telecommunications services through one-stop shopping at Videotron.
     On August 10, 2006, Videotron launched a mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of December 31, 2006, 11,800 lines had been activated.
     Newspapers segment
     In 2006, the Newspapers segment’s revenues amounted to $928.2 million, compared with $915.6 million in 2005, a $12.6 million (1.4%) increase. Advertising revenues grew 3.1%, partly as a result of increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.8%. Distribution, commercial printing and other revenues combined declined by 1.2%. At the community newspapers, revenues grew by $10.9 million (4.2%) in 2006. At the urban dailies, revenues increased by $1.7 million (0.3%). Within this group, the revenues of the free dailies in Montréal, Toronto, Vancouver and Ottawa increased by 55.0% from 2005.
     Operating income decreased by $14.6 million (-6.6%) from $222.2 million in 2005 to $207.6 million in 2006. At the urban dailies, operating income declined by $9.8 million (-6.0%). The higher revenues did not entirely offset increases in operating expenses, such as newsprint and distribution costs (including advertising and promotion expenditures aimed at increasing circulation at the Toronto Sun and Le Journal de Montréal) and charges related to the stock option plan. Labour costs were lower in 2006, mainly because of savings resulting from the labour dispute at Le Journal de Montréal. The combined operating losses of the free dailies decreased by 25.9%. At the community newspapers, operating income rose by $4.7 million (6.5%), mainly because of the higher revenues, which were partially offset by increases in operating expenses, including labour and distribution costs.
     In the fourth quarter of 2006, the Newspapers segment’s revenues were $246.7 million, compared with $242.8 million in the same period of 2005. The $3.9 million (1.6%) increase was mainly due to a 3.7% increase in advertising revenues resulting from higher advertising revenues at the community newspapers and the urban dailies, which more than made up for a 2.8% decrease in circulation revenues. Revenues of the free dailies grew by 36.0% in the fourth quarter of 2006 compared with the same period of 2005. Quarterly operating income was $63.5 million, compared with $69.3 million in the same period of 2005, a $5.8 million (-8.4%) decrease. The higher revenues did not entirely offset increases in some operating costs, including newsprint, distribution (due to investments to increase circulation), and charges related to the stock option plan.
     The Newspapers segment generated free cash flows from operations of $29.0 million in 2006, compared with $107.9 million in 2005, a $78.9 million decrease caused primarily by a $42.3 million increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers. Lower operating income, expenditures made in connection with restructuring programs, and the unfavourable impact of the net change in non-cash balances related to operations, due mainly to a reduction in accounts payable, were also factors in the decrease in free cash flows from operations.
Table 3: Newspapers segment
Free cash flows from operations
(in millions of Canadian dollars)

	2006	2005	2004

Cash flows from operating activities before undernoted item	$161.0	$184.6	$187.1
Net change in non-cash balances related to operations	(16.2)	(3.2)	(9.7)

Cash flows from operating activities	144.8	181.4	177.4
Additions to property, plant and equipment	(116.3)	(74.0)	(18.8)
Proceeds from disposal of assets	0.5	0.5	0.6

Free cash flows from operations	$29.0	$107.9	$159.2

     On November 15, 2006, Sun Media Corporation launched two new free dailies in the Ottawa area, 24 Hourstm in English and 24 Heuresmc in French.
     Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec, is proceeding on schedule. The first press was commissioned on September 15, 2006 and is being used to print some Québec community newspapers. As of December 31, 2006, construction of the building and the mailroom was almost complete. On October 15, 2006, printing of The Ottawa Sun was also transferred in its entirety to that facility.
     In June 2006, Sun Media Corporation announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. Sun Media expects to invest approximately $7.0 million in new technologies. During 2006, Sun Media recorded severance costs of $2.9 million relating to the elimination of the equivalent of 85 full-time editorial positions in operations across Sun Media’s organization.
     Le Journal de Montréal was engaged in a labour dispute with its unionized pressroom employees during the second half of 2006 until February 2007. While operating under difficult conditions, Le Journal de Montréal took all necessary steps to prevent the dispute from affecting the daily printing and distribution of the newspaper.
     Broadcasting segment
     The Broadcasting segment recorded revenues of $393.3 million in 2006, compared with $401.4 million in 2005, an $8.1 million (-2.0%) decrease. Revenues from broadcasting operations grew by $2.5 million (0.8%), mainly because of higher subscription revenues at the specialty channels (Mystère, Argent, Prise 2, LCN, MenTV and Mystery), revenues from broadcast rights and exclusive rights, revenues from commercial production, and advertising revenues at Sun TV. These increases more than offset a decrease in advertising revenues at the TVA Network. Distribution revenues declined by $7.4 million in 2006, primarily as a result of decreased revenues from theatrical and video releases of films. The theatrical releases in 2006, which included Slither and Guide de la petite vengeance, generated lower receipts than those released in 2005, which included the hits C.R.A.Z.Y and White Noise. The 2005 revenue figures also reflected strong results from the video releases of C.R.A.Z.Y and White Noise. Publishing revenues increased by $1.0 million (1.3%) in 2006.
     The Broadcasting segment generated operating income of $42.1 million in 2006, compared with $53.0 million in 2005, a $10.9 million (-20.6%) decrease. Operating income from broadcasting operations declined by $8.9 million (-16.0%). The higher revenues and the impact of cost-control measures at Sun TV, as well as improved profitability at the specialty channels and the settlement of certain disputes on favourable terms, were not enough to entirely offset the impact of decreased revenues and increases in operating expenses at the TVA Network, including content-related costs. Operating income from distribution operations decreased by $2.0 million, mainly because of weaker results from theatrical and video releases than in 2005. Operating income from publishing operations increased by $1.1 million compared with 2005. The improvement was mainly due to reductions in some operating costs, including printing and promotion. In 2005, substantial expenditures were made on content, advertising and marketing for the weekly magazines, in response to increased competition.
     In the fourth quarter of 2006, the revenues of the Broadcasting segment amounted to $119.9 million, a slight $0.3 million (0.3%) increase compared to the same period in 2005. Revenues from broadcasting operations increased by $1.2 million. Higher subscription revenues at the specialty channels and increased revenues from broadcast rights and exclusive rights, Sun TV and commercial production outweighed a decrease in advertising revenues at the TVA Network. Revenues from distribution operations decreased by $0.7 million, primarily because of lower revenues from theatrical and video releases of films in comparison with the fourth quarter of 2005, when revenues were enhanced by the strong results of the films C.R.A.Z.Y and White Noise. Publishing revenues increased by $0.8 million in the fourth quarter of 2006, largely as a result of higher newsstand sales.
     In the fourth quarter of 2006, the Broadcasting segment generated operating income of $18.9 million, compared with $16.8 million in the same period of 2005, a $2.1 million (12.5%) increase. Operating income from broadcasting operations decreased by $2.9 million in the fourth quarter of 2006, essentially for the same reasons as those noted above in the discussion of the annual results. The publishing division reported a favourable variance of $5.0 million in operating income, eliminating its operating loss. The improvement was due primarily to lower spending on content, advertising and marketing for the weekly magazines.
     On November 24, 2006, TVA Publishing announced the acquisition of all the Trustmédia shares held by Transcontinental, thereby increasing its interest in the magazines TV Hebdo and TV 7 Jours to 100%.
     On February 9, 2006, TVA Group launched the digital specialty channel Prise 2 (formerly called Nostalgie), a national French-language Category Two specialty television service devoted to Québec and American classics.
     Leisure and Entertainment segment
     The revenues of the Leisure and Entertainment segment totalled $315.8 million in 2006, compared with $255.4 million in 2005. The $60.4 million (23.6%) increase was mainly due to the impact of the acquisition of Sogides in December 2005, as well as a 3.1% increase in the revenues of Archambault Group. Retail sales grew by 3.3% at Archambault Group, mainly because of the opening of Archambault stores in Gatineau, Boucherville and Quebec City in 2005. However, the favourable impact of the store openings was partially offset by lower same-store sales of CDs and videos, and decreased sales at the Camelot-Info stores, partly as a result of the closing of one store. Archambault Group’s distribution revenues decreased by 6.9% because of delays in the release and sale of CDs by certain artists in 2006, combined with the impact of the sale of the Trans-Canada division in the second quarter of 2006. Video-on-Demand revenues grew by 77.8% in 2006. The Books division’s revenues rose, primarily as a result of the acquisition of Sogides. On a comparable basis, the Books division’s revenues decreased because of fewer bestsellers in 2006 than in 2005 and lower textbook sales.

     The Leisure and Entertainment segment’s operating income decreased by $7.7 million (-28.5%) to $19.3 million in 2006, compared with $27.0 million in 2005, because of weaker operating results, on a comparable basis, in the Books division. That was a result of the impact of lower revenues at the publishing houses, including the academic segment, unfavourable variances due to inventory adjustments in 2005 and 2006, as well as a decrease in operating income generated by Archambault Group, mainly due to lower distribution revenues, investments in production, and lower same-store sales of CDs and videos.
     In the fourth quarter of 2006, the revenues of the Leisure and Entertainment segment totalled $105.1 million, compared with $87.7 million in the same quarter of 2005. The $17.4 million (19.8%) increase was mainly due to the impact of the acquisition of Sogides at the end of 2005, which was partially offset by a decrease in the number of bestsellers in comparison with the same quarter of 2005. The Leisure and Entertainment segment recorded operating income of $10.0 million in the fourth quarter of 2006, compared with $11.6 million in the same quarter of 2005. The $1.6 million (-13.8%) decrease in quarterly operating income was mainly due to the impact of the decrease in sales at the Archambault Group and unfavourable variances due to inventory adjustments by CEC Publishing in 2005.
     A $1.5 million gain on disposal of a business was recognized in the Leisure and Entertainment segment in the second quarter of 2006 in relation to the disposal of the Trans-Canada division.
     The Books division’s 2006 results were enhanced by strong bookstore sales of several best-selling titles, including Le Guide de l’auto 2007, published by Éditions du Trécarré (100,000 copies), Cuisiner avec les aliments contre le cancer by Dr. Richard Béliveau, published by Éditions du Trécarré (96,000 copies) and Passages obligés by Josélito Michaud, published by Éditions Libre Expression (84,000 copies).
     Interactive Technologies and Communications segment
     The revenues of the Interactive Technologies and Communications segment amounted to $73.9 million in 2006, compared with $65.1 million in 2005. The $8.8 million (13.5%) increase reflects the impact of the acquisition of Shanghai-based China Interactive in January 2006, Madrid-based Crazy Labs in July 2006, the recruitment of new customers and increased sales to existing customers.
     The segment’s operating income increased by $3.6 million (92.3%) from $3.9 million in 2005 to $7.5 million in 2006. The impact of customer growth, higher operating margins and the recognition of federal research and development tax credits from previous years outweighed the unfavourable effect of exchange rate fluctuations and increases in some operating costs.
     In the fourth quarter of 2006, the Interactive Technologies and Communications segment’s revenues amounted to $20.0 million, compared with $16.2 million in the same quarter of 2005, a $3.8 million (23.5%) increase. Fourth quarter operating income quadrupled to $3.3 million, compared with $0.8 million in the same period of 2005, an increase of $2.5 million. The variances in quarterly revenues and operating income were essentially due to the factors noted above in the analysis of the annual results.
     On July 11, 2006, Nurun closed the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain, for a total consideration of $5.9 million, including $5.1 million in cash and 215,680 Common Shares of Nurun (valued at $0.8 million). Founded in 2000, Crazy Labs has worked with local and international blue-chip clients such as Caja Madrid, Codorníu, Grupo Telefónica, Procter & Gamble, Nintendo, Vodafone, XBOX, Microsoft (MSN) and Warner Brothers in all phases of their interactive communications, from strategy to the design of their interactive advertisements and websites. This acquisition strengthens Nurun’s presence in Spain, where it already had an office in Barcelona.
     On January 26, 2006, Nurun announced the closing of the acquisition of China Interactive, a Chinese interactive marketing firm. The acquisition further enhances Nurun’s ability to deliver all its services to customers the world over, including the high-potential Asian market. Since 2000, China Interactive has worked with many prestigious companies and organizations such as Pepsi, L’Oréal, FAW-VW Audi, FAW-VW Volkswagen, Chivas Regal, Malibu, JCDecaux and

Philips Electronics (Shanghai) Co. Ltd. On the closing date of the acquisition, Nurun disbursed $2.4 million in cash and issued 161,098 Nurun Common Shares as a consideration. The shares are subject to an escrow agreement and will be released by no later than July 3, 2007. The shares are valued at $0.6 million.
     Internet/Portals segment
     Canoe recorded total revenues of $64.9 million in 2006, a $14.9 million (29.8%) increase from $50.0 million in 2005. The revenues of the Progisia Informatique consulting division increased by 57.2% in 2006, mainly because of improved market positioning, as well as work done for subsidiaries of Quebecor Media. All revenue streams of the special-interest portals grew in 2006, resulting in an overall increase of 24.8%. Revenues at the general-interest portals increased by 11.2%, primarily as a result of higher advertising revenues.
     Operating income was $13.3 million in 2006, compared with $10.5 million in 2005. The $2.8 million (26.7%) growth was due primarily to the increase in revenues, partially offset by increases in some operating costs, including labour costs and advertising and promotion expenses.
     In the fourth quarter of 2006, Canoe’s revenues totalled $18.1 million, compared with $14.4 million in the same quarter of 2005, a $3.7 million (25.7%) increase due to the increases in the special-interest portals and Progisia revenues. Operating income decreased by $1.2 million (-31.6%) from $3.8 million in the fourth quarter of 2005 to $2.6 million in the fourth quarter of 2006, primarily as a result of the impact of increases in some operating costs, including labour costs and advertising and promotion expenses.
     Canoe began redesigning its online classifieds site in 2006 to create a more effective site that is better integrated with Sun Media Corporation’s newspapers, a major source of classified ads.
     Canoe logged 6.8 million unique visitors in November 2006, an all-time monthly record for the Canoe network (according to ComScore Media Metrix). By comparison, Canoe attracted 6.0 million unique visitors in November 2005 (according to ComScore Media Metrix).
2005/2004 Financial Year Comparison
     Quebecor Media developed its business and introduced successful new products and services in 2005. Customer growth and product line expansion in the Cable, Interactive Technologies and Communications and Internet/Portals segments helped increase Quebecor Media’s revenues and profitability. The Cable segment’s revenues broke through the $1 billion mark for the first time in 2005.
     Quebecor Media also announced major investments in its Newspapers segment and strategic acquisitions in its Broadcasting, Interactive Technologies and Communications, and Leisure and Entertainment segments in 2004 and 2005. Investments in new product launches and in market and product development by the Broadcasting and Newspapers segments impacted the results and cut into the growth recorded by the other segments.
     During 2005, Videotron phased in a cable telephone service for residential customers. The popularity of its IP telephone service exceeded all expectations. Following the launch and the accompanying marketing campaign, Videotron recruited 163,000 customers for its new cable telephone service, 135,400 new customers for its cable Internet access service, 140,900 new customers for illicoTM, and a net increase of 53,500 customers for all cable television services combined.
     Results of Operations
     Quebecor Media’s revenues increased by $240.5 million or 9.8% to $2.70 billion in 2005. All segments posted revenue increases: Cable ($142.7 million or 15.2%), Broadcasting ($43.4 million or 12.1%), Newspapers ($27.5 million or 3.1%), Internet/Portals ($15.5 million or 44.9%), Leisure and Entertainment ($13.7 million or 5.7%) and Interactive Technologies and Communications ($13.2 million or 25.4%).

     Quebecor Media’s operating income rose by $36.4 million or 5.2% to $733.6 million in 2005 due to increases in the following segments: Cable ($49.5 million or 13.6%), Internet/Portals ($6.0 million or 133.3%), Leisure and Entertainment ($4.3 million or 18.9%) and Interactive Technologies and Communications ($1.6 million or 69.6%). Those increases were however partially offset by decreases in Broadcasting ($27.5 million or -34.2%) and Newspapers ($5.6 million or -2.5%).
     Net income was $96.5 million in 2005, an increase of $8.3 million (9.4%) from $88.2 million in 2004. The increase in operating income and the decrease in financial expenses more than offset the impact of the recording of a loss on debt refinancing of $41.0 million, net of income tax, in 2005.
     The amortization charge increased by $6.0 million from $225.9 million in 2004 to $231.9 million in 2005 as a result of significant investments in capital assets in 2005 and 2004.
     Financial expenses totalled $285.3 million in 2005 compared with $314.6 million in 2004, a $29.3 million decrease. Interest on Quebecor Media’s long-term debt decreased by $11.4 million, primarily because of the impact of refinancing a portion of the notes issued by Quebecor Media (including a repayment made using the Company’s cash and cash equivalents) and all the notes issued by CF Cable TV Inc., a subsidiary of Videotron, as well as the impact of prepayments resulting from an increase in the negative fair value of certain cross-currency swap agreements. As well, the loss on re-measurement of the Additional Amount payable totalled $10.1 million in 2005, compared with $26.9 million in 2004, a $16.8 million decrease. Finally, a $4.4 million loss was recognized in 2005 in respect of re-measurement of financial instruments, compared with an $8.0 million loss in 2004, a $3.6 million improvement.
     In 2005, Quebecor Media recorded a loss on settlement of debt in the amount of $60.0 million ($41.0 million net of income tax), in connection with the repurchase by Quebecor Media on July 19, 2005 of US$128.2 million principal amount of its Senior Notes and US$12.1 million principal amount at maturity of its Senior Discount Notes for a cash consideration of $215.3 million, including the redemption premium and the cost of settlement of the cross-currency swap agreements. The refinancing enabled Quebecor Media and its subsidiaries to benefit from more advantageous interest rates.
     In 2004, Quebecor Media recorded a gain on disposal of businesses and other assets of $9.3 million, resulting mainly from a gain on the transfer of Sun Media Corporation’s 29.9% interest in CP24 as a consideration in respect of the acquisition of Sun TV.
     The income tax expense was $44.0 million in 2005, a $6.6 million increase from 2004. Under a tax planning arrangement involving an exchange of tax benefits with Quebecor, the Company recognized tax benefits in the amount of $15.9 million in 2005 in connection with capital losses related to the winding up of a subsidiary. The Company also recognized tax benefits totalling $8.2 million in 2005 related to previously unrecorded operating losses and capital losses. In 2004, $23.7 million in previously unrecorded tax benefits were recognized. In 2005, the Company also recorded a future tax impact in the amount of $11.9 million in connection with an increase in the tax rate in Québec. Finally, non-deductible expenses, primarily non-financial expenses, decreased in 2005 in comparison with 2004.
     Segmented Analysis
     Cable segment
     The Cable segment recorded revenues of $1.08 billion in 2005, a $142.7 million (15.2%) increase. Revenues from illicoTM, excluding related services, increased $54.8 million, for a growth rate of 39.5%, more than compensating for lower revenues from analog cable television. Revenues from all cable television services combined increased by $41.5 million (7.2%). Revenues from the Internet access service increased by $48.3 million (21.7%). Videotron’s Internet telephone service, officially launched at the beginning of 2005, generated revenues of $21.1 million in 2005. Business services posted a $12.3 million revenue increase, mainly because of higher revenues from server hosting and management and from network solutions, due in large part to new contracts with Quebecor World.

     The customer base for illicoTM grew by 140,900 or 42.2% to 474,600 in 2005. Videotron recorded a net gain of 53,500 customers for all its cable television services combined in 2005, compared with 28,400 in 2004. The number of customers for cable Internet access services increased by 135,400, or 26.9%, to 638,000 in 2005. The Internet telephone service recruited 163,000 customers in 2005. Videotron’s net monthly average revenue per user (“ARPU”) increased by 11.5% to $51.86 in 2005, compared with $46.50 in 2004.
     Le SuperClub Vidéotron registered revenues of $55.4 million in 2005. The $7.1 million (14.6%) increase was mainly due to the favourable impact of the acquisition of Jumbo Entertainment in 2004, as well as higher retail sales, the opening of new stores and an increase in the number of franchised locations. These favourable factors were partially offset by a decrease in rental revenues.
     The Cable segment generated total operating income of $413.3 million in 2005, a $49.5 million (13.6%) increase due primarily to customer growth and the improved profitability of Videotron’s services as a result of increases in some rates. These favourable factors offset the negative impact on profitability of increases in some operating expenses, including labour, advertising and promotion costs, some royalty expenses and statutory contributions. The new Internet telephone service launched at the beginning of 2005 accounted for a large portion of the increase in operating costs. Operating margin, stated as a percentage, was 38.1% in 2005, compared with 39.1% in 2004.
     Free cash flows from operations amounted to $168.6 million in 2005, compared with $187.9 million in 2004, a $19.3 million decrease. A $57.8 million increase in cash flows from continuing operating activities, including the favourable impact of the increase in operating income, was outweighed by a $75.4 million increase in additions to property, plant and equipment as a result of investment in the network, including investments made in connection with the cable telephony project.
     At the beginning of 2005, Videotron and Videotron Telecom launched an IP-based telephone service. Videotron became the first major cable company in Canada to offer consumers cable telephone service.
     On September 20, 2005, Videotron announced a strategic agreement with Rogers Wireless, a subsidiary of Rogers Communications, to enable Videotron to offer its customers wireless telephone service starting in 2006.
     With respect to labour relations, Videotron signed agreements with its employees on June 14, 2005 extending its collective agreements until 2009 in the Montréal and Quebec City areas, until 2010 in Saguenay-Lac-Saint-Jean, and until 2011 in Gatineau. The agreements enhanced Videotron’s competitive positioning by giving it the increased operational flexibility needed to invest in network modernization and new product launches.
     In July 2005, Videotron announced plans to invest $29.0 million to upgrade its network and add bandwidth in the Quebec City area.
     On July 9, 2004, Le SuperClub Vidéotron closed the acquisition of virtually all the assets of Jumbo Entertainment for a cash consideration of $7.2 million. At the time of the acquisition, Jumbo Entertainment was operating a pan-Canadian chain of 105 video and games rental and retail stores.
     Newspapers segment
     The revenues of the Newspapers segment increased by $27.5 million (3.1%) to $915.6 million in 2005. Advertising revenues grew by 4.5% and distribution revenues also rose, while revenues from circulation and commercial printing decreased by 3.5% and 2.9% respectively. The revenues of the urban dailies grew by $14.5 million (2.2%) in 2005. The free dailies accounted for $8.6 million of the increase. At the community newspapers, revenues rose by $19.5 million (7.2%).
     Operating income decreased $5.6 million (-2.5%) to $222.2 million in 2005. At the urban dailies (excluding the free dailies), operating income decreased by $12.5 million (-6.6%). The revenue growth did not entirely offset increases in operating costs, including labour, distribution, promotion and marketing costs. The operating losses at the free dailies rose by 14.8% between 2004 and 2005. The increase in the operating loss attributable to the launch of 24 Hourstm in

Vancouver in 2005 outweighed the decrease in the operating losses of the other free dailies. At the community newspapers, operating income increased by $9.0 million (14.3%), mainly because of higher revenues, which were partially offset by higher operating and circulation costs.
     The Newspapers segment generated free cash flows from operations of $107.9 million in 2005, compared with $159.2 million in 2004. The $51.3 million decrease was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers.
     In 2005, Quebecor Media announced an investment of more than $110 million to relocate and modernize Le Journal de Montréal printing plant, and another $110 million investment to build a new printing plant in Islington, in the Toronto area.
     In March 2005, Sun Media Corporation launched 24 Hourstm in Vancouver, its third free daily after the newspapers in Montréal and Toronto.
     Broadcasting segment
     The Broadcasting segment’s revenues increased by $43.4 million (12.1%) to $401.4 million in 2005. Revenues from broadcasting operations rose by $35.6 million (13.1%) due to higher advertising revenues, including revenues from the Sun TV television station, acquired at the end of December 2004, the LCN channel, and the new Mystère and Argent channels, as well as higher commercial production revenues. Distribution revenues rose by $8.5 million, primarily because of revenues generated by the video release of White Noise and the success of the theatrical and video releases of the Québec feature C.R.A.Z.Y. Revenue from publishing operations increased by $0.9 million in 2005.
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
     On December 2, 2004, TVA Group and Sun Media Corporation closed the acquisition of television station Toronto 1 (now Sun TV) for $43.2 million, following approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”). The transaction included a total cash consideration of $35.2 million and the transfer of Sun Media Corporation’s 29.9% interest in CablePulse24 (“CP24”), a Toronto all-news station.
     Leisure and Entertainment segment
     The Leisure and Entertainment segment’s revenues increased by $13.7 million (5.7%) to $255.4 million in 2005. The Books division’s revenues increased by 17.6% due to the strong performance of Groupe Livre Quebecor Média, which released a number of best-selling titles in 2005, and the strong results of academic publisher CEC Publishing. Archambault Group’s revenues rose 3.3% in comparison with the previous year. Its retail sales grew by 9.3% as a result of improved sales of books and videos, and the addition of three new stores in 2005. This increase was partially offset by a decrease in distribution revenues as a result of delays in the marketing and sales of CDs by some artists.
     The segment’s operating income was $27.0 million in 2005, a $4.3 million (18.9%) increase mainly attributable to the Books division and due primarily to the increase in the division’s revenues. The positive impact on operating income of strong retail sales at Archambault Group was more than offset by the negative impact of delays in realizing distribution revenues.
     In December 2005, Quebecor Media closed the acquisition of Sogides for a cash consideration of $24.0 million plus an additional payment of $5.0 million contingent on the achievement of specified conditions in 2008. Sogides is a major Québec book publishing and distribution group which owns the publishing houses Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature inc. (which includes L’Hexagone, VLB Éditeur and Typo), as well as Messageries ADP, the exclusive distributor of more than 160 Québec and European French-language publishing houses.
     Interactive Technologies and Communications segment
     In 2005, the revenues of the Interactive Technologies and Communications segment amounted to $65.1 million, a $13.2 million (25.4%) increase due to the recruitment of new customers in the government market, as well as in North America and Europe, increased sales to existing customers, and the contribution of Atlanta-based Ant Farm Interactive, acquired in April 2004. The segment’s operating income increased by $1.6 million (69.6%) to $3.9 million in 2005, mainly because of revenue growth resulting from business development and the acquisition of Ant Farm Interactive, which more than offset increases in some operating costs.
     Nurun sold its entire interest in Mindready Solutions Inc. (“Mindready Solutions”) in transactions that closed in May 2004 and March 2005.
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
     Internet/Portals segment
     The revenues of the Internet/Portals segment totalled $50.0 million in 2005, a $15.5 million (44.9%) increase. The revenues of the Progisia Informatique consulting division increased by 83.5% in 2005, largely because of work done for subsidiaries of Quebecor Media. At the general-interest portals, revenues grew by 53.1%, primarily as a result of strong revenues from advertising sales and related sources. Revenues increased by 18.3% at the special-interest portals, due primarily to revenue growth at jobboom.com. Operating income more than doubled from $4.5 million in 2004 to $10.5 million in 2005. The $6.0 million (133.3%) increase was due primarily to the increase in revenues.
     In 2005, Canoe expanded its family of portals with the launch of micasa.ca, a site for buying and selling real estate.
Cash Flows And Financial Position
     Operating Activities
     In 2006, cash flows from continuing operating activities totalled $354.4 million, compared with $472.7 million in 2005. The $118.3 million reduction was mainly due to the payment of $197.3 million in accrued interest on the Senior Discount Notes as part of the refinancing carried out in 2006, partially offset by the impact of the $69.2 million increase in operating income and a reduction in the current income tax expense.
     In 2005, cash flows from continuing operating activities amounted to $472.7 million, compared with $499.9 million in 2004, a $27.2 million decrease. The net change in non-cash balances related to operations used funds in the amount of $27.9 million in 2005, whereas it provided $38.6 million in 2004. The unfavourable variance of $66.5 million more than offset the favourable impact of the $36.4 million increase in operating income.

     Financing Activities
     2006 financial year
     In 2006, Quebecor Media’s consolidated debt (excluding the Additional Amount payable) increased by $270.8 million to $2.82 billion.
     During the first and third quarters of 2006, Quebecor Media refinanced the entirety of its Senior Notes due 2011 and Senior Discount Notes due 2011. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and swap agreements, by $380.0 million, which was financed by issuing long-term debt. The Company also used a portion of the net proceeds from the refinancing for general corporate purposes. On April 12, 2006, Quebecor Media contracted a €59.4 million loan to finance certain investment projects. Since the refinancing on January 17, 2006, the balance of Videotron’s revolving credit facility has been reduced by $188.0 million, using cash flows provided by operating activities, and repayments totalling $39.0 million have been made with respect to the bank credit facilities of Sun Media Corporation and Quebecor Media.
     On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing consisted of two primary stages: i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%), and ii) the refinancing of Quebecor Media’s bank credit facilities through the establishment of a term loan A credit facility in the amount of $125.0 million, maturing in January 2011, a term loan B credit facility in the amount of US$350.0 million, maturing in January 2013, and a five-year revolving credit facility in the amount of $100.0 million, maturing in January 2011. The proceeds from Quebecor Media’s new Senior Notes, the full amount of its new term loans A and B, and amounts received from its subsidiaries ($237.0 million from Videotron, drawn on its existing revolving credit facilities, and $40.0 million from Sun Media Corporation, drawn on a new credit facility obtained as part of an amendment to its existing credit facilities), were used to finance the repurchase of US$561.6 million aggregate principal amount of its Senior Notes due 2011 and US$275.6 million aggregate principal amount of its Senior Discount Notes due 2011, or 95.7% and 97.4% respectively of the notes issued and outstanding at that date. Quebecor Media used the remainder of the net proceeds from the refinancing for general corporate purposes. Since the repurchased Senior Notes due 2011 had been issued at higher rates, Quebecor Media’s financial expenses will be significantly reduced in comparison with the expenses that would otherwise have been incurred. On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011.
     In respect of these repurchases, Quebecor Media recognized a $342.1 million loss on debt refinancing in 2006 ($218.7 million net of income tax). This loss includes the amount by which the total $1.4 billion consideration paid exceeded the book value of the notes and the related cross-currency swap agreements, as well as the write-down of deferred financing expenses. The new notes were offered and sold on a private-placement basis, exempt from the registration requirements of the U.S. Securities Act of 1933. On May 8, 2006, Quebecor Media filed a registration statement with respect to an exchange offer under which notes registered with the U.S. Securities Exchange Commission (“SEC”) were offered in exchange without novation for the privately-placed notes. The Company completed this exchange on July 14, 2006. The registered notes have substantially identical terms and conditions to those issued on a private-placement basis.
     On April 12, 2006, Quebecor Media announced the signing of a credit agreement for a long-term credit facility for the Canadian dollar equivalent of €59.4 million, due in 2015. Drawings under this credit facility are being used by Quebecor Media to finance the purchase of six MAN Roland rotary presses to print some of Quebecor Media’s newspapers and other products. This facility, related to a German export financing program, provides Quebecor Media with financing at a very attractive cost. It is secured by, among other things, a first-ranking hypothec on Quebecor Media’s movable assets.
     On April 27, 2006, Sun Media Corporation’s bank credit facility was amended to reduce the interest rates applicable on its term loan A credit facility and on U.S. dollar advances made under its term loan B credit facility by

0.50% and 0.25% respectively. As of December 31, 2006, the aggregate amount outstanding under the term loan B credit facility was $211.4 million.
     On December 29, 2006, Sun Media Corporation prepaid a portion of its term loan B for $15.0 million and closed out the corresponding portion of its hedge agreements. A $0.5 million loss ($0.3 million net of income tax) was recorded in connection with this transaction.
     2005 financial year
     During the 2005 financial year, Quebecor Media’s consolidated debt (excluding the Additional Amount payable) was reduced by $2.9 million.
     During the third quarter of 2005, Videotron closed a private placement of Senior Notes. The $205.1 million net proceeds primarily were used, along with Quebecor Media’s cash assets, to finance the repurchase of Senior Notes issued by the CF Cable TV subsidiary with a book value of $93.1 million, and the repurchase by Quebecor Media of its Senior Notes and Senior Discount Notes with a book value of $167.7 million. TVA Group drew down $72.2 million on its revolving credit facility to finance the repurchase of its shares. However, the net increase in debt caused by the transactions described above and the effect of discount amortization were more than offset by the favourable impact of the exchange rate on the debt denominated in a foreign currency. The decrease in debt related to changes in the exchange rate was offset by an equal increase in the value of the cross-currency swap agreements entered under “Other liabilities”.
     Because of the increase in the negative fair value of certain cross-currency swap agreements, Quebecor Media had to make prepayments totalling $75.9 million during 2005 ($197.7 million in 2004). These prepayments were financed from Quebecor Media’s cash assets and were applied against other liabilities related to the cross-currency swap agreements.
     On September 16, 2005, Videotron successfully closed a private offering of US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015, which were sold at a slight discount (99.5%) and resulted in an effective yield of 6.44% (the net interest rate in Canadian dollars, taking into account cross-currency swap arrangements, was 6.05%). The net proceeds from the sale of the Senior Notes totalled $205.1 million (US$174.1 million), before transaction fees of $3.8 million. On February 6, 2006, the notes issued on a private-placement basis were exchanged for SEC-registered notes with substantially identical terms and conditions.
     On July 19, 2005, Quebecor Media purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Discount Notes, bearing interest at 11 1/8% and 13 3/4% respectively, under offers dated June 20, 2005. Quebecor Media paid a cash consideration of $215.3 million to purchase the notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. Quebecor Media therefore recognized a $60.0 million loss on debt refinancing ($41.0 million net of income tax), including the amount by which the disbursements exceeded the book value of the notes and the cross-currency swap agreements, as well as the write-down of deferred financial expenses. The refinancing enabled Quebecor Media and its subsidiaries to benefit from more advantageous interest rates.
     On July 15, 2005, Videotron repurchased the 9 1/8% Senior Notes due in 2007 issued by its CF Cable TV subsidiary for a cash consideration of $99.3 million, including the cost of terminating the related cross-currency swap arrangements. In connection with this transaction, Videotron recognized a $0.8 million gain on settlement of debt in the third quarter of 2005.
     In the second quarter of 2005, TVA Group amended the credit agreement governing its revolving credit facility. The maturity date was extended to June 15, 2010, and the amount of the facility was increased by $65.0 million to $160.0 million.

     Investing Activities
     Additions to property, plant and equipment totalled $435.5 million in 2006, compared with $319.8 million in 2005. The $115.7 million increase was mainly due to instalment payments made under contracts to acquire six new MAN Roland presses to print some of Quebecor Media’s newspapers and other products, as well as investments by Videotron in its network, including capital expenditures for network modernization and the IP telephony project.
     Business acquisitions (including buyouts of minority interest) decreased by $100.0 million from $110.5 million in 2005 to $10.5 million in 2006. The reduction was mainly because of the repurchase of 3,739,599 Class B Non-Voting Shares by TVA Group in 2005 for a cash consideration of $81.9 million under a Substantial Issuer Bid dated May 19, 2005. Also in 2005, Quebecor Media acquired Sogides for a cash consideration of $24.0 million and other considerations.
     Additions to property, plant and equipment totalled $319.8 million in 2005, compared with $181.1 million in 2004. The $138.7 million increase was mainly due to instalment payments made under contracts to acquire six new presses, as well as investments by Videotron in its network and investments in new Archambault stores.
     Business acquisitions (including buyouts of minority interest) decreased by $2.0 million from $112.5 million in 2004 to $110.5 million in 2005.
     Financial Position
     At December 31, 2006, the Company and its wholly owned subsidiaries had a $39.2 million bank overdraft and had undrawn lines of credit of $576.0 million available, for net available liquid assets of $536.8 million.
     As of December 31, 2006, consolidated debt, excluding the Additional Amount payable, totalled $2.82 billion. Consolidated debt included Videotron’s $1.04 billion debt, Sun Media Corporation’s $486.7 million debt, TVA Group’s $96.5 million debt, and Quebecor Media’s $1.20 billion corporate debt.
     The Board of Directors of Quebecor Media declared dividends and a distribution, in the form of a reduction of paid-up capital, totalling $45.0 million in 2006.
     Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by its publicly-traded subsidiaries, including TVA Group.
     Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). As of December 31, 2006, the Company was in compliance with all required financial ratios.
     Contractual Obligations
     As of December 31, 2006, material contractual obligations included capital repayment on long-term debt, interest payments, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. These obligations are summarized in Table 4 below and are fully disclosed in notes 15, 20 and 22 to the Company’s consolidated financial statements.

Table 4
Contractual obligations as of December 31, 2006
(in millions of Canadian dollars)

			Less than		5 yrs
	Total	1 yr	1-3 yrs	3-5 yrs	and more

Long-term debt	$2,796.1	$23.1	$353.4	$187.4	$2,232.2
Interest payments (1)	1,441.1	209.6	395.4	354.2	481.9
Operating leases	158.8	39.6	60.2	32.5	26.5
Capital asset purchases and other commitments	138.7	103.1	33.0	2.6	—
Derivative financial instruments	205.3	0.8	63.0	—	141.5

Total contractual obligations	$4,740.0	$376.2	$905.0	$576.7	$2,882.1

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate at December 31, 2006.
     In August 2005, Quebecor Media announced two capital projects involving the modernization and relocation of some of its printing operations in Québec and Ontario, including acquisition of six new presses and state-of-the-art inserting and shipping equipment. As of December 31, 2006, the outstanding balance of commitments related to these projects was $43.4 million.
     Newsprint represents a significant input and component of operating costs for the newspaper segment. The segment sources its newsprint needs through one newsprint producer. The supply agreement with this producer expired on December 31, 2006, although it has continued to supply newsprint to us on the same terms. We are currently negotiating the renewal of this agreement. The agreement provided for discounts on prevailing market prices and contained a minimum annual purchase commitment of 15,000 tonnes of newsprint. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all.
     In connection with the acquisition of TVA Group in 2001 and Sun TV in 2004, Quebecor Media made commitments to invest $58.2 million in the Canadian television industry and the Canadian telecommunications industry over a period ending in 2010 in order to promote Canadian television content and the development of communications. As at December 31, 2006, the balance to be invested amounted to $8.6 million.
     The Carlyle Group
     On December 22, 2003, Quebecor Media closed an agreement to acquire all the Preferred Shares held by The Carlyle Group in 3662527 Canada Inc., the parent company of Vidéotron Telecom, for a consideration with an estimated value of $125.0 million at closing. On the same date, a $55.0 million payment was made to The Carlyle Group. The Additional Amount payable, which is adjusted based on the value of Quebecor Media’s common shares, has been payable on demand since December 15, 2004, and matures on December 15, 2008.
     The value of this Additional Amount payable to The Carlyle Group fluctuates based on the market value of Quebecor Media’s common shares. Until Quebecor Media is listed on a stock exchange, the value of the Additional Amount payable is based on a formula established in the share purchase agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2006, the Additional Amount payable was valued at $122.0 million ($111.5 million as at December 31, 2005). A change in the amount payable is recorded as a financial expense in the statement of income. If Quebecor Media files a prospectus for an initial public offering, the holder has the right to require Quebecor Media to pay the Additional Amount payable by delivering 3,740,682 Quebecor Media common shares and an additional number of common shares determined by the amount of dividends paid by Quebecor Media on its common shares. Quebecor Media holds an option to pay the Additional Amount in cash, for a period of thirty days following each June 15, 2007 and June 15, 2008.

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
     The Company uses certain derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices.
     Quebecor Media has entered into foreign-exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
     Quebecor Media has also entered into currency forward contracts in order to hedge the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Cable segment, and for other purposes. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
     During the second quarter of 2004, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge, according to the criteria established by accounting standards. Consequently, Quebecor Media ceased to use hedge accounting for this derivative instrument. The instrument has a notional value of US$155.0 million, covers the period 2008 to 2013, has a nominal annual interest rate of 7 5/8%, and an effective annual interest rate equal to the 3-month bankers’ acceptance rate plus 3.7%. Management believes that this cross-currency interest rate swap agreement remains suitable to Quebecor Media’s needs, based on current economic criteria.
     In 2006, Quebecor Media recorded total gains on derivative financial instruments of $2.2 million (losses of $82.5 million in 2005 and $191.1 million in 2004), partially offsetting losses of $3.4 million on the hedged instruments (gains of $78.1 million in 2005 and $183.1 million in 2004), for a net loss of $1.2 million ($4.4 million in 2005 and $8.0 million in 2004). The net loss in 2006 mainly related to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective, partially offset by gains related to fluctuations in the fair value of a foreign-exchange forward contract for the purchase of new presses in the Newspapers segment. The net loss in 2005 mainly related to fluctuations in the fair value of the cross-currency swap agreement that had ceased to be effective, partially offset by gains recognized by Videotron on an interest rate swap agreement and a currency forward contract. The net loss in 2004 was due to fluctuations in the fair value of the ineffective financial instrument and of financial instruments that were not designated as hedges, partially offset by a foreign-exchange gain on the unhedged portion of the long-term debt.
     Some of Quebecor Media’s cross-currency swap agreements were subject to a floor limit on negative fair value, below which Quebecor Media could be required to make prepayments to reduce the lender’s exposure. The prepayments were offset by equal reductions in Quebecor Media’s future payments under the agreements. The portion of the reductions in commitments related to interest payments was accounted for as a reduction in financial expenses. Prepayments were applied against liabilities related to derivative financial instruments on the balance sheet.
     Due to the increase in the negative fair value of certain cross-currency swap agreements during 2005 and 2004, the Company had to make prepayments totalling $75.9 million and $197.7 million respectively. These prepayments were financed from Quebecor Media’s cash assets and credit facilities. All the cross-currency swap arrangements subject to a floor limit on negative fair market value were closed out as part of the refinancing carried out on January 17, 2006.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then fair market value.

     Fair Value of Derivative Financial Instruments
     The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 5).
Table 5: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of Canadian dollars)

				December 31, 2006

	Notional		Carrying amount	Fair value
	value		asset (liability)	asset (liability)

Derivative financial instruments
Interest rate swap agreements	$5.0	CAD	$—	$—
Foreign-exchange forward contracts
- In US$	$45.2	US	—	2.1
- In €	17.4		€1.6	1.6
- In CHF	16.1	CHF	0.6	0.6
Cross-currency interest rate swap agreements	$2,084.2	US	(216.8)	(335.0)

     Related Party Transactions
     The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
     Management arrangements
     Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In 2006, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2005.
     In 2006, Quebecor Media also paid management fees of $0.6 million and $0.5 million respectively to its shareholders, Quebecor and Capital CDPQ. In 2005, Quebecor Media paid aggregate management fees and guarantee fees of $1.2 million and $1.0 million respectively to its shareholders, Quebecor and Capital CDPQ. The guarantee fees relate to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by Quebecor and Capital CDPQ in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
     Lease arrangements
     Quebecor and other related parties lease office space to Quebecor Media. In 2006, the aggregate rent expense paid to Quebecor and other related parties was $2.7 million, compared with $2.6 million for 2005.
     Commercial printing and other services
     Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World Inc. (“Quebecor World”), which is also a subsidiary of Quebecor, and other affiliated companies. The aggregate purchases from Quebecor World and affiliated companies were $86.9 million in 2006 ($88.4 million in 2005 and $75.1 million in 2004). The total revenues from Quebecor World and affiliated companies were $18.1 million in 2006 ($21.7 million in 2005 and $11.1 million in 2004). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
     Quebecor Media is currently in discussion with its sister company, Quebecor World Inc., regarding the joint use of assets, in particular printing equipment located in Islington, Ontario and Mirabel, Québec. Agreements are expected to be entered into before the end of the second quarter of 2007. As of December 31, 2006, Quebecor Media had invested approximately $168.0 million in these assets.
     During the year ended December 31, 2006, Nurun, Interactive Technologies and Communications segment, received interest of $0.9 million ($0.8 million in 2005 and $0.7 million in 2004) from Quebecor Inc. As at December 31, 2006, cash and cash equivalents totalling $20.2 million ($22.3 million as at December 31, 2005) have been invested on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.
     In 2000, Nurun entered into a strategic agreement with Quebecor World. The agreement included a commitment from Quebecor World to use Nurun services for a minimum of US$40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of US$40 million committed by Quebecor World were modified to include services directly requested by Quebecor World, as well as business referred, under certain conditions, to Nurun by Quebecor World. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of US$40 million, Quebecor World has agreed to pay Nurun an amount to equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2006, the cumulative services registered by Nurun under this agreement amounted to US$18.3 million.
     In 2004, Quebecor World reached an agreement with Vidéotron Telecom, which was merged into the Cable segment on January 1, 2006, to outsource certain of its information technology infrastructure for a period of seven years. Under this agreement, amended on January 1, 2007, Videotron provides infrastructure services in support of hosting server based applications in the Videotron data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are approximately $1.1 million, for an annual total of approximately $12.8 million. The term of the agreement is through June 30, 2011.
     In 2005, Quebecor Media acquired certain assets of Quebecor World, for a cash consideration of $3.3 million ($1.4 million paid in cash and an estimated balance payable of $1.9 million). The transaction was recorded at the book value of the transferred assets.
     Tax benefit transactions
     In each of the years ended December 31, 2006 and 2004, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million and $12.9 million, respectively, from Quebecor World Inc., a company under common control, that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million and $0.1 million (net of non-controlling interest), respectively, which was recorded as contributed surplus. Additional tax benefits of $10.4 million will be recognized in the statement of income as a reduction of income tax expenses when the new deduction multiple applied on the tax benefits bought in 2006 and prior years will be officially enacted. However, if the new deduction multiple is not enacted, approximately $7.8 million will be recorded as contributed surplus since the amount paid to Quebecor World will be recovered by an equal amount.
     On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company transferred $192.0 million of capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2006, Quebecor, the parent company, transferred to the Company’s subsidiary, Sun Media Corporation, $74.2 million of non-capital losses in exchange of a cash consideration of $16.1 million. These transactions were recorded at the exchange amounts. As a result, the Company has recorded a reduction of $15.9 million in its income tax expense in 2005 and expects to reduce its income tax expense by $8.4 million in the future.

     Off-balance sheet arrangements
     Guarantees
     In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:
Operating leases
     The Company has guaranteed a portion of the residual values of certain assets under operating leases to the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided the lessor guarantees on certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2006, the maximum exposure with respect to these guarantees is $16.2 million. No liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.
Business and asset disposals
     In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.
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
     Risks and Uncertainties
     Quebecor Media operates in the communications and media industries, which entail a variety of risk factors and uncertainties. Quebecor Media’s operating environment and financial results may be materially affected by the risks and uncertainties outlined below. These and other factors are discussed in further detail elsewhere in the Annual Report including under “Item 3. Key Information – D. Risk Factors”.
     Labour disputes
     As of December 31, 2006, approximately 39% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 76 collective bargaining agreements:
•	As of December 31, 2006, 3 of Videotron’s 5 collective bargaining agreements, representing approximately 2,275 or 94% of its unionized employees, will expire between December 2007 and December 2009; two other agreements, representing approximately 138 or 6% of its unionized employees, will expire between December 2010 and August 2011;

•	As of February 28, 2007, 15 of Sun Media’s 50 collective bargaining agreements, representing approximately 642 or 31% of its 2,057 unionized employees, have expired. Negotiations regarding these 15 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 35 of Sun Media’s collective bargaining agreements, representing approximately 1,415 or 69% of its unionized employees, are scheduled to expire on various dates between October 2007 and June 2010;

•	As of December 31, 2006, 12 of TVA Group’s 15 collective bargaining agreements, representing approximately 273 or 33% of its unionized employees, will expire between April 2007 and the end of December 2008; 3 of its collective bargaining agreements, representing approximately 544 or 67% of its unionized employees, have expired and negotiations regarding these collective bargaining agreements are in progress;

•	As of December 31, 2006, 1 of the remaining 6 collective bargaining agreements, representing approximately 20 or 6% of our unionized employees, expired in 2006. Negotiations regarding this agreement will be undertaken in 2007. The other 5 collective bargaining agreements, representing approximately 315 or 94% of our unionized employees, will expire between the end of April 2009 and April 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damages to our network or our equipment and impaired our growth and operating results, including, most recently, a five month labour disruption involving the pressmen at Le Journal de Montréal, which ended in February 2007. We cannot predict the outcome of our current or any future negotiations relating to union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of our current or any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and service interruptions, which could adversely affect our business, assets, financial position, and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could negatively impact our operating results.
     Contingencies
     From time to time, Quebecor Media may be a party to various legal proceedings arising in the ordinary course of business.
     On December 20, 2006, Bell Canada took a legal action against Videotron in relation with its telephony service installation practices. Bell is alleging that the installation of Videotron’s telephone services to new customers is damaging Bell’s network. Bell has asked the court for injunctive relief and damages in an amount of approximately $40 million. Management is of the view that its telephony service installation procedures are in accordance with industry standards and that Bell’s action is not well founded in law or in fact. We intend to vigorously defend our position in this dispute.
     On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Videotron, in which the plaintiffs allege that Videotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages totaling approximately $26.0 million. Vidéotron’s management believes that the suit is not justified and intends to vigorously defend its case.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results, liquidity or financial position.
     Cyclicality and Seasonality
     Quebecor Media’s business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets it serves, as well as by local, regional, national, and global economic conditions. In addition, because Quebecor Media’s operations are labour intensive, its cost structure is highly fixed. During periods of economic contraction, revenue may decrease while the cost structure remains stable, resulting in decreased earnings. In any given year, this seasonality could adversely affect Quebecor Media’s cash flows and operating results.
     Commodity price risks
     Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. The price of paper and newsprint is volatile and may significantly affect Quebecor Media’s cash flows and operating results. Management mitigates this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements.
     Sun Media entered into a newsprint supply agreement with a newsprint producer for the supply of substantially all of Sun Media’s newsprint purchases. This agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this agreement. The agreement enabled the newspaper segment to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of the newspaper segment newsprint requirements. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all.
     In future, we may also enter into forward commodity price contracts or other hedging arrangements that limit our exposure to fluctuations in the price of newsprint.
     Financial risks
     In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed- and floating-rate debt. Following the refinancing of Quebecor Media’s outstanding debt, the weighted average term of Quebecor Media’s consolidated debt was approximately 6.5 years as of December 31, 2006. The debt comprises approximately 59% fixed-rate debt and 41 % floating-rate debt.
     As at December 31, 2006, Quebecor Media, Vidéotron and Sun Media were using derivative financial instruments to manage their exchange rate and interest rate exposures. While these agreements expose Quebecor Media and its subsidiaries to the risk of non-performance by a third party, Quebecor Media and its subsidiaries believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties with whom they deal. Quebecor Media does not hold or issue any derivative financial instruments for trading purposes and subscribes to a financial risk management policy. These financial derivatives are described under “Financial instruments” above.
     Foreign currency risk and interest rate risk
     Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations.
     Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our Senior Notes, due 2016, as well as the Senior Notes issued by Vidéotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements (see Table 6) in order to manage our cash flow and fair value risk exposure to changes in interest rates.

Table 6
Cross-currency interest rate swaps
as at December 31, 2006
(in millions of dollars)

					CDN dollar
					exchange rate
			Annual	Annual	of interest
			effective	nominal	and capital
	Period	Notional	interest	interest	payments per
	covered	amount	rate	rate	one U.S. dollar

Quebecor Media Inc.:
Senior Notes	2006 to 2016	US$525.0	7.39%	7.75%	1.1600

Term loan B credit facilities	2006 to 2009	US$198.9	6.27%	LIBOR plus 2.00%	1.1625

Term loan B credit facilities	2009 to 2013	US$198.9	Bankers’ acceptance 3 months plus 2.22%	LIBOR plus 2.00%	1.1625

Term loan B credit facilities	2006 to 2013	US$148.9	6.44%	LIBOR plus 2.00%	1.1625

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$155.0	Bankers’ acceptance 3 months plus 3.70%	7.625%	1.5227

Senior Notes	2003 to 2013	US$50.0	Bankers’ acceptance 3 months plus 3.70%	7.625%	1.5227

Term-loan B credit facility	2003 to 2009	US$181.4	Bankers’ acceptance 3 months plus 2.29%	LIBOR plus 1.75%	1.5175

     Credit risk
     Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of December 31, 2006, we had no significant concentration of credit risk. We believe that our products and the diversity of our customer base are instrumental in reducing our credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.
     We are exposed to credit risk in the event of non-performance by counterparties in connection with our cross-currency and interest rate swap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss due to non-performance.
     Fair value of financial instruments
     Table 7 below provides information on the carrying value and fair value of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the year shown.
Table 7
Carrying value and fair value of financial instruments
as at December 31, 2006
(in millions of dollars)

		2006		2005
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt	$(1,191.6)	$(1,206.3)	$(988.1)	$(1,078.8)
Cross-currency interest rate swaps	3.8	(17.8)	(21.5)	(261.3)
Foreign exchange forward contracts	2.2	2.2	—	(1.8)

Videotron Ltd. and its subsidiaries
Long-term debt	(1,021.2)	(1,010.6)	(971.7)	(967.4)
Interest rate swaps	—	—	(0.9)	(0.9)
Cross-currency interest rate swaps	(71.8)	(141.1)	(73.7)	(135.0)
Foreign exchange forward contract	—	2.1	—	(0.2)

Sun Media Corporation and its subsidiaries
Long-term debt	(486.8)	(492.9)	(466.3)	(476.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(148.8)	(176.1)	(154.1)	(186.5)

TVA Group Inc. and its subsidiaries
Long-term debt	(96.5)	(96.5)	(107.1)	(107.1)
     Material limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Principal repayments
     As of December 31, 2006, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:
     Twelve month period ending December 31

2007	$23.1
2008	26.6
2009	326.8
2010	160.7
2011	26.7
2012 and thereafter	$2,232.2
     Critical Accounting Policies and Estimates
     Revenue recognition
     The Company recognizes its operating revenues when the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.
     The portion of unearned revenue is recorded under “Deferred revenue” when customers are invoiced.
     Revenue recognition policies for each of the Company’s principal segments are as follows:
Cable segment
     The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable connecting fees and operating services), the other for equipment sales to subscribers, including activation fees related to wireless phones.
     Cable connection fee revenues of the Cable segment are deferred and recognized as revenue over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable, business solution and other services, such as Internet access, telephony and wireless, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis representing the period over which the services are provided.
Newspapers segment
     Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized when the publication is delivered, net of provisions for estimated returns. Revenue from the distribution of publications and products is recognized upon delivery.

Broadcasting segment
     Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscription to speciality channels are recognized as service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when publication is delivered. Subscription revenues derived from specialty television channels are recognized on a monthly basis at the time the service is rendered.
     Revenues derived from the sale and distribution of film and from television program rights are recognized when the following conditions are met: (a) persuasive evidence of a sale or a licensing agreement with a customer exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the licence period, (ii) the film or group of films affected, (iii) the consideration to be received for the rights transferred; (b) the film is complete and has been delivered or is available for delivery; (c) the licence period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; (d) the arrangement fee is fixed or determinable, and (e) the collection of the arrangement fee is reasonably assured.
     Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the sale of video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales.
Leisure and Entertainment segment
     Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment historical rate of product returns.
     Goodwill
     Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.
     In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company uses the discounted future cash flows valuation method and validates the results by comparing with values calculated using other methods, such as operating income multiples or market price.
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
     The market price method must take into account the fact that the price of an individual share may not be representative of the fair value of the business unit as a whole, due to factors such as synergy and control premium and temporary market price fluctuations.
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
     The fair value of goodwill is determined in the same manner as a business combination. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire it. The excess of the fair value over the amounts assigned to the reporting unit’s assets and liabilities is the fair value of goodwill.
     The judgement used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.
     Based on the results of the latest impairment test performed, the Company recorded a total impairment charge of $148.4 million, without any tax consequences, for the goodwill of its broadcasting segment ($144.1 million net of non-controlling interest). The net book value of the goodwill as at December 31, 2006 was 3.72 billion.
     Broadcasting licences
     Broadcasting licences are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.
     To determine the fair value of its broadcasting licences, the Company uses the discounted future cash flows valuation method.
     This method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.
     The judgement used in determining the fair value of its broadcasting licences may affect the value of the impairment to be recorded.
     Based on the results of the latest broadcasting licences impairment test performed, the Company recorded a $31.6 million impairment charge ($12.5 million net of income tax and non-controlling interest) for its Sun TV licence in the Broadcasting segment. The net book value of broadcasting licences as at December 31, 2006 was $84.2 million.
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
     The Company does not believe that the value of any of its long-lived assets was impaired in 2006. Should the assumptions and estimates prove inaccurate, an impairment loss may have to be charged against future results.
     Derivative financial instruments
     The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

     The Company enters into foreign exchange forward contracts to hedge anticipated foreign-denominated equipment purchases. Under hedge accounting, foreign exchange translation gains and losses are recognized as an adjustment to the cost of property, plant and equipment or inventories when the transaction is recorded.
     The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge some of its long-term debt. Under hedge accounting, foreign exchange translation gains and losses are deferred and recorded as derivative instruments under Other assets or Other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps are recognized as an adjustment to interest expenses over the term of the agreement.
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
     Some of the Company’s cross-currency swap agreements repurchased on January 17, 2006 were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to reduce the lenders’ exposure. Such prepayments were reimbursed by reductions in the Company’s future payments under the agreements. The portion of these reimbursements related to interest was accounted for as a reduction in financial expenses. The prepayments were presented on the balance sheet as a reduction of the derivative instrument liability. All the cross-currency swap agreements subject to a floor limit on negative fair value were closed out as part of the refinancing carried out on January 17, 2006.
     Realized and unrealized gains or losses associated with derivative instruments that have been terminated or ceased to be effective prior to maturity are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.
     Derivative instruments that are ineffective or that are not designated as a hedge are reported on a marked-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.
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
     Determining the fair value of certain acquired assets and assumed liabilities requires judgement and involves complete reliance on estimates and assumptions. The Company primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.
     The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of goodwill and broadcasting licence impairment to be recognized, if any, after the date of acquisition, as discussed above under “Goodwill” and “Broadcasting licences”.
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
     Changes in Accounting Policies
     The Company makes changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) rulings.
     Stock-based compensation
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
     Section 3865 is an optional application that allows entities to apply treatments other than those provided for under Section 3855 to operations they choose to designate as eligible, for accounting purposes, as part of a hedging relationship. It expands on the guidance in AcG-13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity.
     Section 1530 stipulates a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.
     New standards in Sections 3855, 3865 and 1530 have come into effect for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact these new standards will have on its consolidated financial statements prepared in accordance with Canadian GAAP. The Company believes, however, that these new standards are similar to those currently used for U.S. GAAP purposes.
     Recent Accounting Developments in the United States
     In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158). Effective for fiscal years ended after December 15, 2006, FAS158 requires the recognition in the balance sheet of the over- or under-funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS158 is effective prospectively for fiscal years ended after December 15, 2006. The requirement of FAS158 does not have any impact on the consolidated statement of income.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB108), Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements. SAB108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB108 is effective at the beginning of the first fiscal year ending after November 15, 2006. The adoption of SAB108 did not have an impact on the Company’s consolidated financial statement.
     In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the potential impact that the adoption of FIN48 will have on its consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A — Directors and Senior Management
     The following table sets forth certain information concerning our directors and senior executive officers at March 1, 2007:

Name and Municipality of Residence	Age	Position
Serge Gouin(2) Outremont, Québec	63	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee
Pierre Karl Péladeau Montréal, Québec	45	Director, Vice Chairman of the Board of Directors and Chief Executive Officer
Érik Péladeau Rosemère, Québec	51	Director and Vice Chairman of the Board of Directors
Jean La Couture, FCA(1) Montréal, Québec	60	Director and Chairman of the Audit Committee
André Delisle(1) Montréal, Québec	60	Director
A. Michel Lavigne, FCA(1)(2) Brossard, Québec	56	Director
Samuel Minzberg(2) Westmount, Québec	57	Director
The Right Honourable Brian Mulroney, P.C., C.C., LL.D. Westmount, Québec	67	Director
Jean Neveu Longueuil, Québec	65	Director
Normand Provost Longueuil, Québec	52	Director
Pierre Francoeur Ste-Adèle, Québec	54	President and Chief Operating Officer
Luc Lavoie Montréal, Québec	50	Executive Vice President, Corporate Affairs
Bruno Péloquin Montréal, Québec	42	Senior Vice President, Strategic Development, Customer Relations
Hugues Simard Outremont, Québec	40	Senior Vice President, Development and Strategy
Louis St-Arnaud Mont-Saint-Hilaire, Québec	60	Senior Vice President, Legal Affairs and Secretary
Sylvie Cordeau Verdun, Québec	42	Vice President, Communications
Michel Ethier Montréal, Québec	52	Vice President, Taxation

Name and Municipality of Residence	Age	Position
Pierre Lampron Outremont, Québec	60	Vice President, Institutional Relations
Bruno Leclaire Saint-Bruno, Québec	41	Vice President, Interactive Media
Roger Martel Repentigny, Québec	58	Vice President, Internal Audit
Louis Morin Kirkland, Québec	49	Vice President, and Chief Financial Officer
Jean-François Richard Kirkland, Québec	48	Vice President, Advertising Convergence
Denis Sabourin Kirkland, Québec	46	Vice President and Corporate Controller
Edouard G. Trépanier Boucherville, Québec	56	Vice President, Regulatory Affairs
Jean-François Pruneau Repentigny, Québec	36	Treasurer
Claudine Tremblay Nuns’ Island, Québec	53	Senior Director, Corporate Secretariat and Assistant Secretary

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
     Serge Gouin, Director, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron Ltd. and Sun Media Corporation since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the Board of Directors of Cott Corporation, Onex Corporation, and TVA Group Inc.
     Pierre Karl Péladeau, Director, Vice Chairman of the Board of Directors and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media Inc. since August 2000. Mr. Péladeau is Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. since May 11, 2006. From August 18, 2000 to March 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media Inc. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and was from March 12, 2004 to May 11, 2006, President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the United Kingdom, Spain and Germany to become one of Europe’s largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

     Érik Péladeau, Director and Vice Chairman of the Board of Directors. Mr. Péladeau has been a Director of Quebecor Media Inc. since January 2001. He re-assumed the position of Vice Chairman of the Board of Directors of Quebecor Media Inc. since March 2005, having also held that position from January 2001 to March 2004. Mr. Péladeau served as Chairman of the Board of Directors of Quebecor Media Inc. from March 2004 to March 2005. Mr. Péladeau is currently Vice Chairman of the Board of Directors of Quebecor Inc., a position he has held since April 1999, Executive Vice President of Quebecor Inc., a position he has held since March 2005, Vice Chairman of the Board of Directors of Quebecor World Inc., a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards, including the Board of Directors of Quebecor World Inc. Érik Péladeau is the brother of Pierre Karl Péladeau.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media Inc. and the Chairman of its Audit Committee since May 5, 2003 and he has also been a Director and the Chairman of the Audit Committee of each of Sun Media Corporation and Videotron Ltd. since June 2003 and October 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée, a management and mediation firm. He also acts as President for the “Regroupement des assureurs de personnes à charte du Québec (RACQ)” since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc., Groupe Pomerleau (a Québec-based construction company), Tecsult Inc. and Immunotec Inc. He is Chairman of the Board of Innergex Power Trust, Americ Disc Inc. and Maestro (a real estate capital fund).
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
     A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media Inc. since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron Ltd., Sun Media Corporation and TVA Group Inc. Mr. Lavigne is a Director and a member of the Audit Committee of Nurun Inc. since May 2006. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and Nstein Technologies Inc, as well as the Chairman of the Board of each of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
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
     Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity of the Caisse de dépôt et placement du Québec since November 2003. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Québec and the Montréal Chamber of Commerce.
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
     Bruno Péloquin, Senior Vice President, Strategic Development, Customer Relations. Mr. Péloquin was appointed Senior Vice President, Strategic Development, Customer Relations in November 2005. Prior to joining Quebecor Media Inc., he served as Vice President, Customer Relations and Operations from 1997 to 2005 for Microcell Telecommunications (Fido) and as Vice President, Operations from 1995 to 1997 for Diners Club/En Route. Previously, he held various positions in sales, operations and business development for United Parcel Service Limited.
     Hugues Simard, Senior Vice President, Development and Strategy. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in

1999. He was appointed Vice-President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice-President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his recent appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm.
          Louis St-Arnaud, Senior Vice President, Legal Affairs and Secretary. Mr. St-Arnaud has been the Vice President, Legal Affairs and Secretary of Quebecor Media Inc. since 2000 and of Sun Media Corporation since 1999. He was promoted to Senior Vice President, Legal Affairs, and Secretary in October 2004. Mr. St-Arnaud is also the Senior Vice President, Legal Affairs and Secretary of Quebecor Inc. and Quebecor World Inc. Mr. St-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past nineteen years. Mr. St-Arnaud has been a member of the Barreau du Québec since 1971.
          Sylvie Cordeau, Vice President, Communications. Ms. Cordeau was appointed Vice President, Communications of Quebecor Media Inc. in March 2003. She is responsible for communications for the Quebecor Media Inc. group of companies. She also remains involved in the corporate communications and the philanthropic activities of Quebecor Inc. Ms. Cordeau has worked in the Quebecor group of companies in various management positions for the past ten years. Prior to her appointment as Vice President, Communications, Ms. Cordeau was Executive Adviser, Office of the President of Quebecor Inc. Ms. Cordeau is a member of the Barreau du Québec and holds a Master’s Degree in International and European Law from the Université Catholique de Louvain in Belgium.
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
          Pierre Lampron, Vice President, Institutional Relations. Mr. Lampron was appointed to this position in June 2004. Mr. Lampron also serves as President of TVA International. Prior to this appointment, he served as President of TV5-America from 1999 to 2000. From 1995 to 1999, Mr. Lampron served as President of Société de développement des entreprises culturelles (SODEC), a public organization involved in the financing of cultural industries in Québec.
          Bruno Leclaire, Vice President, Interactive Media. Since March 2006, Mr. Leclaire has served as Vice President, Interactive Media Division of Quebecor Media Inc. He is also, since February 2003, President and Chief Executive Officer of Canoë Inc. Mr. Leclaire was appointed President of Jobboom in February 2001.
          Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Quebecor Media Inc. since February 2004. He acts in the same capacity for Quebecor Inc., Videotron Ltd, Sun Media Corporation and Quebecor World Inc. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron ltée.
          Louis Morin, Vice President and Chief Financial Officer. Mr. Morin became Vice President and Chief Financial Officer of Quebecor Media Inc. on January 15, 2007. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montréal and is a Chartered Accountant.
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
          Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Quebecor Media Inc. in March 2002. He also serves as Vice President, Regulatory Affairs of Videotron Ltd since the same date. Mr. Trépanier was Director, Regulatory Affairs of Videotron Ltd. from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.
          Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Quebecor Media Inc. since October 2005. In addition, Mr. Pruneau has also served as Treasurer of Videotron Ltd. and Sun Media Corporation since the same date. Mr. Pruneau was named Treasurer of Quebecor Inc. in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
          Claudine Tremblay, Senior Director, Corporate Secretariat and Assistant Secretary. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and Secretary of its Audit Committee and Compensation Committee. She is also currently Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World and Quebecor Inc. Since August 1987, Ms. Tremblay has been Assistant Secretary of Quebecor Inc. and Secretary of Videotron Ltd and Sun Media Corporation since November 2006 and September 2001, respectively. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.
B — Board of Directors
          In accordance with our charter, our Board of Directors may consist of at least one director and no more than 20 directors. Our Board of Directors presently consists of ten directors. Each director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly-owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now CDP Capital d’Amérique Investissements inc.) and Quebecor Media, our Board of Directors is comprised of nominees of each of Quebecor and of Capital Communications CDPQ Inc. In May 2003, our shareholders, acting by written resolution, increased the size of our Board of Directors to ten directors from nine, and established that Quebecor would be entitled to nominate six directors and Capital Communications CDPQ Inc. would be entitled to nominate four directors. See “— Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Consolidated and Amended Shareholders Agreement and the shareholders’ resolution increasing the size of the Board of Directors to ten.

          Board Practices
          Reference is made to “— Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
          Audit Committee
          In 2003, we formed an Audit Committee, which is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
          The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our Code of Ethics for its Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.
          Compensation Committee
          Our Compensation Committee is composed of Messrs. Serge Gouin, A. Michel Lavigne and Samuel Minzberg. Mr. Gouin is the Chairman of our Compensation Committee. Our Compensation Committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries that do not have a Compensation Committee, and to formulate appropriate recommendations to the Board of Directors, among other things, concerning long-term compensation in the form of stock option grants. Our Compensation Committee is also responsible for the review, on an annual basis, of the compensation of our directors.
C — Compensation
          Compensation of Directors
          Our directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2007, each Director is entitled to receive an annual director’s fee of $35,000 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each Board or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,000 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $9,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. Each committee members, other than the presidents of the committees, also receive additional fees of $2,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as Chairman of the Board of Directors of our parent company, Quebecor, receives compensation from Quebecor and does not receive from us any annual fees or attendance fees. In addition, Mr. Neveu’s compensation is not subject to the Directors’ Deferred Stock Unit Plan, which we refer to as the DSUP plan. Mr. Serge Gouin, who serves as Chairman of the Board of Quebecor Media, receives compensation from us for acting in such capacity.
          During the financial year ended December 31, 2006, seven Directors earned an aggregate compensation of $348,250, which amount includes their annual fees and attendance fees. None of our directors have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.
          In addition to the compensation described above, our directors who are also Directors of Quebecor (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the DSUP plan. Under this plan, each beneficiary receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $45,000. Subject to certain conditions, each beneficiary may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director. Since January 1, 2004 and March 12, 2004, respectively, Erik Péladeau and Pierre Karl Péladeau no longer receive compensation in the form of units for serving as directors of Quebecor.
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
          No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor were redeemed in 2006.
          As of December 31, 2006, Jean La Couture held 3,620 units, the Right Honourable Brian Mulroney held 12,521 units, Érik Péladeau held 3,712 units and Pierre Karl Péladeau held 6,217 units under the DSUP plan.
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
          For the financial year ended December 31, 2006, fourteen senior executive officers (excluding senior executive officers of our subsidiaries) received aggregate compensation of $6,556,630 for services they rendered in all capacities during 2006, which amount includes the base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.
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
          Under this stock option plan, 6,185,714 Quebecor Media Common Shares (representing 5% of all of the outstanding shares of Quebecor Media) have been set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by our Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media have not been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, Common Shares of Quebecor Media. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding shares of Quebecor Media.
          As of December 31, 2006, an aggregate total of 3,781,767 options to purchase common shares of Quebecor Media have been granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $21.38 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 1,629,754 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $21.60 per share.
          During the year ended December 31, 2006, an aggregate total of 795,393 options to purchase common shares of Quebecor Media have been granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $31.60 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 314,802 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $31.87 per share. For more information on this stock option plan, see Note 19 to our audited consolidated financial statements.
          Quebecor Inc.’s Stock Option Plan
          Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor believes that employees may choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor Inc. may, at its discretion, affix different vesting periods at the time of each grant.

          During the financial year ended December 31, 2006, 247,568 options to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media or any of its subsidiaries at a weighted average exercise price of $24.24 per share. As of December 31, 2006, a total of 1,523,568 options to purchase Quebecor Class B Shares, at a weighted average exercise price of $30.29 per share, were held by three senior executive officers of Quebecor Media. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 29, 2006, was $35.87 per share.
          Pension Benefits
          Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $111,111. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,556 in respect of 2007.
          The total amount contributed or accrued by Quebecor Media in 2006 to provide the pension benefits was $25.0 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 24 to our audited consolidated financial statements included under Item 17 of this annual report.
          The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation	10	15	20	25	30
$111,111 or more	$22,222	$33,333	$44,444	$55,556	$66,667
          Supplemental Retirement Benefit Plan for Designated Executives
          In addition to the pension plans in force, Quebecor provides supplemental retirement benefits to certain designated executives. Ten senior executive officers of Quebecor Media are participants under the Quebecor plan.
          The pensions of the ten senior executive officers who participate in the Quebecor plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree’s pension and payable for up to 10 years.
          As of December 31, 2006, one senior executive officer of Quebecor Media had a credited service of approximately 20 years while the nine other senior executive officers had credited service of less than six years.
          The table below indicates the annual pension benefits that would be payable under Quebecor’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$17,778	$26,667	$35,556	$44,445	$53,333
$400,000	$57,778	$86,667	$115,556	$144,445	$173,333

	Years of Credited Service
Compensation	10	15	20	25	30
$600,000	$97,778	$146,667	$195,556	$244,445	$293,333
$800,000	$137,778	$206,667	$275,556	$344,445	$413,333
$1,000,000	$177,778	$266,667	$355,556	$444,445	$533,333
$1,200,000	$217,778	$326,667	$435,556	$544,445	$653,333
$1,400,000	$257,778	$386,667	$515,556	$644,445	$773,333
D — Liability Insurance
          Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Quebecor Media and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor and repaid by the subsidiaries for their respective shares.
E — Employees
          At December 31, 2006, we had 14,288 employees on a consolidated basis. At December 31, 2005 and December 31, 2004, we had approximately 14,527 and 13,000 employees, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2006:

	Total number	Number of employees under	Number of
Operations	of employees	collective agreements	collective agreements
Cable	4,057	2,413	5
Newspapers	5,939	2,057	50
Broadcasting	1,495	817	15
Leisure and Entertainment	1,543	335	6
Interactive Technologies and Communications	682	0	0
Internet / Portals	440	0	0
Others	132	0	0

Total	14,288	5,622	76

          As of December 31, 2006, approximately 39% of our employees on a consolidated basis were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 76 collective bargaining agreements:
•	As of December 31, 2006, 3 of Videotron’s 5 collective bargaining agreements, representing approximately 2,275 or 94% of its unionized employees, will expire between December 2007 and December 2009 and two other collective bargaining agreements, representing approximately 138 or 6% of its unionized employees, will expire between December 2010 and August 2011;

•	As of February 28, 2007, 15 of Sun Media’s 50 collective bargaining agreements, representing approximately 642 or 31% of its 2,057 unionized employees, have expired. Negotiations regarding these 15 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 35 of Sun Media’s collective bargaining agreements, representing approximately 1,415 or 69% of its unionized employees, are scheduled to expire on various dates between October 2007 and June 2010;

•	As of December 31, 2006, 12 of TVA Group’s 15 collective bargaining agreements, representing approximately 273 or 33% of its unionized employees, will expire between April 2007 and the end of December 2008; 3 of its collective bargaining agreements, representing approximately 544 or 67% of its unionized employees, have expired and negotiations regarding these collective bargaining agreements are in progress;

•	As of December 31, 2006, one of the remaining 6 collective bargaining agreements, representing approximately 20 or 6% of our other unionized employees, expired in 2006. Negotiations regarding this agreement will be undertakend in 2007. The other 5 collective bargaining agreements, representing approximately 315 or 94% of our other unionized employees, will expire between the end of April 2009 and April 2010.
          We have in the past experienced labour disputes which have disrupted our operations, resulted in damages to our network or our equipment and impaired our growth and operating results, including, most recently, a five month labour disruption involving the pressmen at Le Journal de Montréal, which ended in February 2007. We cannot predict the outcome of any current or future negotiations relating to union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could negatively impact our operating results.
F — Share Ownership
          Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “C. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A — Major Shareholders
          As of December 31, 2006, Quebecor held, directly and indirectly, 67,636,713 common shares of our company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor, a communications holding company, are its interests in us and in Quebecor World. Capital CDPQ is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $237 billion in assets under management.
          To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor are: (i) Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre Péladeau, a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau, and; (ii) Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited (together “Fidelity”). As of December 31, 2006, Les Placements Péladeau Inc. held, directly and indirectly, a total of 17,508,964 Quebecor Class A Shares and 19,800 Quebecor Class B Shares, representing approximately 27.31% of the outstanding equity shares of Quebecor and approximately 67.11% of the voting rights attached to all outstanding Quebecor shares. According to public records, Fidelity held, directly or indirectly, 5,494,000 Class B Subordinate Voting Shares as of December 11, 2006, representing approximately 12.94% of the outstanding shares of that class.
B — Consolidated and Amended Shareholders’ Agreement
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
          On May 5, 2003, our Board of Directors, by resolution, increased the total number of directors on our Board of Directors from nine to ten and determined that the tenth director would be a nominee of Quebecor. Following the resolution, our Board of Directors consists of ten directors, of which six are nominees of Quebecor and four are nominees of Capital CDPQ. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management”.
C — Certain Relationships and Related Party Transactions
          The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from unrelated third parties.
          Management arrangements
          Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In 2006, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2005.
          In 2006, Quebecor Media also paid management fees of $0.6 million and $0.5 million respectively to its shareholders, Quebecor and Capital CDPQ. In 2005, Quebecor Media paid aggregate management fees and guarantee fees of $1.2 million and $1.0 million respectively to its shareholders, Quebecor and Capital CDPQ. The guarantee fees relate to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by Quebecor and Capital CDPQ in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
          Lease arrangements
          Quebecor and other related parties lease office space to Quebecor Media. In 2006, the aggregate rent expense paid to Quebecor and other related parties was $2.7 million, compared with $2.6 million for 2005.

          Commercial printing and other services
          Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World Inc. (“Quebecor World”), which is also a subsidiary of Quebecor, and other affiliated companies. The aggregate purchases from Quebecor World and affiliated companies were $86.9 million in 2006 ($88.4 million in 2005 and $75.1 million in 2004). The total revenues from Quebecor World and affiliated companies were $18.1 million in 2006 ($21.7 million in 2005 and $11.1 million in 2004). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
          Quebecor Media is currently in discussion with its sister company, Quebecor World Inc., regarding the joint use of assets, in particular printing equipment located in Islington, Ontario and Mirabel, Québec. Agreements are expected to be entered into before the end of the second quarter of 2007. As of December 31, 2006, Quebecor Media had invested approximately $168.0 million in these assets.
          During the year ended December 31, 2006, Nurun, Interactive Technologies and Communications segment, received interest of $0.9 million ($0.8 million in 2005 and $0.7 million in 2004) from Quebecor Inc. As at December 31, 2006, cash and cash equivalents totalling $20.2 million ($22.3 million as at December 31, 2005) have been invested on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.
          In 2000, Nurun entered into a strategic agreement with Quebecor World. The agreement included a commitment from Quebecor World to use Nurun services for a minimum of US$40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of US$40 million committed by Quebecor World were modified to include services directly requested by Quebecor World, as well as business referred, under certain conditions, to Nurun by Quebecor World. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of US$40 million, Quebecor World has agreed to pay Nurun an amount to equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2006, the cumulative services registered by Nurun under this agreement amounted to US$18.3 million.
          In 2004, Quebecor World reached an agreement with Vidéotron Telecom, which was merged into the Cable segment on January 1, 2006, to outsource certain of its information technology infrastructure for a period of seven years. Under this agreement, amended on January 1, 2007, Videotron provides infrastructure services in support of hosting server based applications in the Videotron data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are approximately $1.1 million, for an annual total of approximately $12.8 million. The term of the agreement is through June 30, 2011.
          In 2005, Quebecor Media acquired certain assets of Quebecor World, for a cash consideration of $3.3 million ($1.4 million paid in cash and an estimated balance payable of $1.9 million). The transaction was recorded at the book value of the transferred assets.
          Caisse de dépôt et placement du Québec
          Caisse de dépôt et placement du Québec and its subsidiary, CDP Capital d’Amérique Investissements Inc., may from time to time have equity interests in, or be creditors of, our subsidiaries, including TVA Group and Nurun.
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

Issuance and Redemption of Convertible Obligations and Investments in Quebecor Media Preferred Shares
          In November 2002, Sun Media and its subsidiaries issued a convertible obligation to Quebecor Media in the amount of $350.0 million, and used the proceeds to invest in $350.0 million of Quebecor Media preferred shares. In July 2003, Sun Media and its subsidiaries redeemed $360.0 million and in January 2004, Sun Media and its subsidiaries redeemed another $450.0 million of the convertible obligations, using the proceeds from the redemption of Quebecor Media preferred shares.
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
          In June 2006, Sun Media and its subsidiaries received a further $255.0 million for its investment in the Quebecor Media preferred shares and used the proceeds to redeem $120 million of its convertible obligations. In December 2006, Sun Media and its subsidiaries redeemed another $555.0 million of its convertible obligations.
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
          In June 2004 and October 2004, CEC Publishing issued an aggregate $200.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $200.0 million in Quebecor Media’s preferred shares for tax consolidation purposes. In August 2005, CEC Publishing reimbursed $184.0 million of the loan and Quebecor Media redeemed $184.0 million of preferred shares. In April 2006, CEC Publishing issued an aggregate $44.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $44.0 million in Quebecor Media’s preferred shares for tax consolidation purposes.
          In March 2005, Telexperts Quebecor Inc., a subsidiary of Quebecor Media, issued a $6.95 million subordinated loan to Quebecor Media and used the proceeds to invest in $6.95 million of Quebecor Media preferred shares for tax consolidation purposes. In April 2006, Telexperts Quebecor Inc., issued a $25.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $25.0 million of Quebecor Media preferred shares. In October 2006, Telexperts Quebecor Inc reimbursed $31.95 and Quebecor Media redeemed all of its shares.
          In June 2006, Messageries ADP issued an aggregate $50.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $50.0 million in Quebecor Media’s preferred shares for tax consolidation purposes and Edition QMI issued an aggregate $40.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $40.0 million in Quebecor Media’s preferred shares for tax consolidation purposes.
          Tax benefit transactions
          In the years ended December 31, 2006 and 2004, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million and $12.9 million, respectively, from Quebecor World Inc., a company under common control, that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million and $0.1 million (net of non-controlling interest), respectively, which was recorded as contributed surplus. Additional tax benefits of $10.4 million will be recognized in the statement of income as a reduction of income tax expenses when the new deduction multiple applied on the tax benefits bought in 2006 and prior years will be officially enacted. However, if the new deduction multiple is not enacted, approximately $7.8 million will be recorded as contributed surplus since the amount paid to Quebecor World will be recovered by an equal amount.
          On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company transferred $192.0 million of capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2006, Quebecor, the parent company, transferred to the Company’s subsidiary, Sun Media Corporation, $74.2 million of non-capital losses in exchange of a cash consideration of $16.1 million. These transactions were recorded at the exchange amounts. As a result, the Company has recorded a reduction of $15.9 million in its income tax expense in 2005 and expects to reduce its income tax expense by $8.4 million in the future.
          In September 2006, the Company entered into a tax consolidation transaction with Nurun by which Nurun transferred to the company $19.8 million of non-capital losses in exchange for a cash consideration of $2.7 million. Cash considerations have been negotiated on an arms-length basis between the parties and represent the fair value of the tax deductions being transferred. As a result of these transactions, the Company has recorded a reduction of $4.7 million in income tax expense for 2006.
D — Interests of Experts and Counsel
          Not applicable.
ITEM 8 — FINANCIAL INFORMATION
A — Consolidated Statements and Other Financial Information
          The consolidated balance sheets of Quebecor Media as at December 31, 2005 and 2006 and the consolidated statements of income, shareholders’ equity and cash flows of Quebecor Media for the years ended December 31, 2004, 2005 and 2006, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.
B — Legal Proceedings
          From time to time, we may be a party to various legal proceedings arising in the ordinary course of business.
          On December 20, 2006, Bell Canada took a legal action against Videotron in relation with its telephony service installation practices. Bell is alleging that the installation of Videotron’s telephone services to new customers is damaging Bell’s network. Bell has asked the court for injunctive relief and damages in an amount of approximately $40 million. Management is of the view that its telephony service installation procedures are in accordance with industry standards and that Bell’s action is not well founded in law or in fact. We intend to vigorously defend our position in this dispute.
          On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Videotron, in which the plaintiffs allege that Videotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages totaling approximately $26.0 million. Vidéotron’s management believes that the suit is not justified and intends to vigorously defend its case.
          In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on our results, liquidity or financial position.
C — Dividend Policy and Dividends
          Dividend Policies and Payments
          Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2006, our issued and outstanding share capital was as follows:

•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ;

•	235,000 Cumulative First Preferred Shares, Series A, outstanding, which were held by Sun Media, Bowes Publishers Limited and Sun Media (Toronto) Corporation;

•	275,000 Cumulative First Preferred Shares, Series C, outstanding, which were held by 9101-0835 Québec inc.; and

•	320,000 Cumulative First Preferred Shares, Series F, outstanding, which Series F Shares were held by Bowes Publishers Limited, a subsidiary of Sun Media.
          Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine. In 2006, the Board of Directors of Quebecor Media declared aggregate dividends of $23.75 million which were entirely paid to shareholders in 2006. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.
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
          Holders of our Series G Shares are entitled to receive fixed cumulative preferred dividends at a rate of 10.85% per annum per share. The dividends declared on the Series G Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

D — Significant Changes
          Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects — Subsequent Events”), there has been no significant change in our financial position since December 31, 2006.
ITEM 9 — THE OFFER AND LISTING
A — Offer and Listing Details
          Not applicable.
B — Plan of Distribution
          Not applicable.
C — Markets
          Outstanding Notes
          On January 17, 2006, we issued and sold US$525.0 million aggregate principal amount of our 7 3/4 % Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4 % Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on May 8, 2006 and completed the registered exchange offer on July 14, 2006. As a result, we have US$525.0 million in aggregate principal amount of our 7 3/4 % Senior Notes due 2016 outstanding and registered under the Securities Act. Our 7 3/4 % Senior Notes due 2016 are unsecured and each are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year.
          There is currently no established trading market for our 7 3/4 % Senior Notes due 2016. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system. The record holder of our 7 3/4 % Senior Notes due 2016 is Cede & Co., a nominee of The Depository Trust Company.
          In July 2001, we issued US$715.0 million aggregate principal amount of our 11 1/8 % Senior Notes due 2011 and US$295.0 million aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 in a private placement exempt from the registration requirements of the Securities Act. In October 2001 we completed an exchange offer pursuant to which we exchanged without novation our unregistered 11 1/8 % Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 for new SEC-registered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011, respectively. On July 19, 2005, pursuant to partial tender offers, we purchased US$128.2 million in aggregate principal amount of our 11 1/8 % Senior Notes due 2011 and US$12.1 million in aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011, for aggregate cash consideration of $215.3 million, including the redemption premium and the cost of settlement of the cross-currency swap agreements. On January 17, 2006, as part of Quebecor Media’s refinancing plan, we repurchased US$561.6 million in aggregate principal amount of our 11 1/8 % Senior Notes due 2011 (representing 95.7% of the 11 1/8 % Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of 13 3/4% Senior Discount Notes due 2011 (representing 97.4% of the 13 3/4% Senior Discount Notes due 2011 outstanding) for aggregate cash consideration of $1.3 billion, including the premium and the cost of settlement of cross-currency swap agreements. On July 15, 2006, we redeemed all of our remaining outstanding 11 1/8 % Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 for aggregate cash consideration of $39.3 million.

D — Selling Shareholders
          Not applicable.
E — Dilution
          Not applicable.
F — Expenses of the Issuer
          Not applicable.
ITEM 10 — ADDITIONAL INFORMATION
A — Share Capital
          In addition to our common shares, our authorized share capital is comprised of (i) our Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares.
          As of December 31, 2006, Sun Media and its subsidiaries, collectively, held 235,000 of our Series A Shares, representing 100% of the issued and outstanding Series A Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series A Shares are non-voting shares. Holders of Series A Shares are entitled to a cumulative annual dividend of 12.5% per share. Holders may require us to redeem the Series A Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The first issue of Series A Shares occurred in July 2001 and subsequent transactions have resulted in the current shareholding.
          As of December 31, 2006, there were no issued and outstanding Series B Shares.
          As of December 31, 2006, 9101-0835 Québec Inc., one of our indirect, wholly-owned subsidiaries, held 275,000 of our Series C Shares, representing 100% of the issued and outstanding Series C Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series C Shares are non-voting shares. Holders of Series C Shares are entitled to a cumulative annual dividend of 11.25% per share. Holders may require us to redeem the Series C Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The first issue of Series C Shares occurred in January 2004 and subsequent transactions have resulted in the current shareholding.
          As of December 31, 2006, there were no issued and outstanding Series D Shares, all of which were redeemed in December 2004.
          As of December 31, 2006, there were no issued and outstanding Series E Shares, one share of which class was issued and then redeemed in November 2004.
          As of December 31, 2006, Bowes Publishers Limited, a subsidiary of Sun Media held 320,000 of our Series F Shares, representing 100% of the issued and outstanding Series F Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series F Shares are non-voting shares. Holders of Series F Shares are entitled to a cumulative annual dividend of 10.85% per share. Holders may require us to redeem the Series F Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The Series F Shares were issued in January 2005.
          As of December 31, 2006, there were no issued and outstanding Series G Shares.

B — Memorandum and Articles of Association
          Our Articles of Incorporation and the various Articles of Amendment to our Articles of Incorporation are incorporated herein by reference to our registration statement filed with the Securities and Exchange Commission on September 5, 2001 (Registration No. 333-13792). In addition, (a) the Articles of Amendment, dated as of February 3, 2003, to our Articles of Incorporation are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003; (b) the Articles of Amendment, dated as of December 5, 2003, and the Articles of Amendment, dated as of January 16, 2004, to our Articles of Incorporation are included as Exhibits 1.4 and 1.5, respectively, to our annual report for the fiscal year ended December 31, 2003, which was filed with the SEC on March 31, 2004; (c) the Articles of Amendment, dated as of November 26, 2004, to our Articles of Incorporation are included as Exhibit 1.6 to our annual report for the fiscal year ended December 31, 2004, which was filed with the SEC on March 31, 2005; (d) the Articles of Amendment, dated as of January 14, 2005, to our Articles of Incorporation are included as Exhibit 1.9 to our annual report for the fiscal year ended December 31, 2005, which was filed with the SEC on March 29, 2006; and (e) the Articles of Amendment, dated as of January 12, 2007, to our Articles of Incorporation are included as Exhibit 1.11 to this annual report. In this description, we refer to our Articles of Incorporation, as amended, as the “Articles”. The following is a summary of certain provisions of our Articles and our bylaws.

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

3.	The rights, preferences and restrictions attaching to our Common Shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares, the Series F Shares and the Series G Shares) and our Preferred Shares, Series E are set forth below:
          Common Shares
(a)	Dividend rights: Subject to the rights of the holders of our Preferred Shares, each common share shall be entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of our common shares shall be entitled to receive notice of any meeting of our shareholders and to attend and vote on all matters to be voted on by our shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Other than as provided in paragraph (a) above (the holders of our common shares are entitled to receive dividends as determined by our Board of Directors) and paragraph (d) below (the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None

(f)	Sinking fund provisions: None

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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
(b)	Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay semi-annual dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series B (Series B Shares)
(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single dividend, payable in cash, in an amount to be determined by our Board of Directors in accordance with the Articles, which dividend, once determined by our Board of Directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series C (Series C Shares)
(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series D (Series D Shares)
(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (the holders of Series D Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series F (Series F Shares)
(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series F Shares may require us to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.
Cumulative First Preferred Shares, Series G (Series G Shares)
(a)	Dividend rights: The holders of record of the Series G Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series G Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series G

Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series G Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series G Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series G Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series G Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series G Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series G Shares may require us to redeem the Series G preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series G Shares as a result of such holders owning a substantial number of shares: None.
Preferred Shares, Series E (Series E Shares)
(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.
4.	For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Section 3. Cumulative First Preferred Shares” above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Companies Act (Québec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Companies Act (Québec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our directors and ratified by a majority of the vote cast by the shareholders at a meeting called for such purpose.

5.	Our by-laws provide that the annual meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Annual meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president. Special general meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Special general meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president.

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

6.	There is no limitation imposed by Canadian law or by the Articles or other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) (Canada) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada).

7.	The Articles provide that none of our shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them. In addition, the total number of shareholders of our company is limited to fifty, exclusive of present or former employees of our company or a subsidiary.

A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at another of our offices or at such other place in the Province of Québec as may be determined, from time to time, by the Board of Directors.

8.	Not applicable.

9.	Not applicable.

10.	Not applicable.
C — Material Contracts
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

Borrowings under the Senior Secured Credit Facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property and first-ranking pledges of all of the shares (subject to certain permitted encumbrances) of Sun Media and Vidéotron.

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

(c)	Indenture relating to US$650,000,000 of Vidéotron’s 6 7/8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Vidéotron ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, Vidéotron issued US$335.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Vidéotron issued an additional US$315.0 million in aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Vidéotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and are due January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of Vidéotron’s subsidiaries. The notes are redeemable, at Vidéotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Vidéotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing

(other than Vidéotron’s bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(d)	Indenture relating to US$175,000,000 of Vidéotron’s 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Vidéotron ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

On September 16, 2005, Vidéotron issued US$175,000,000 aggregate principal amount of its 6 3/8 Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Vidéotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee. These notes are unsecured and are due on December 15, 2015. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of Vidéotron’s subsidiaries. These notes are redeemable, at Vidéotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Vidéotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Vidéotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)	Amended and Restated Credit Agreement, dated as of November 19, 2004, by and among Vidéotron ltée, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

On November 19, 2004, concurrently with the closing of the private placement of a new series of Vidéotron’s 6 7/8% Senior Notes due January 15, 2014, Vidéotron amended and restated its credit agreement, dated as of November 28, 2000, by executing and delivering the seventh amending agreement to its credit agreement. Pursuant to this amendment, Vidéotron’s amended and restated credit agreement provides for a $450.0 million revolving credit facility maturing in 2009. The proceeds of Vidéotron’s revolving credit facility are to be used for Vidéotron’s general corporate purposes, including for distributions to Vidéotron’s shareholder in certain circumstances.

Borrowings under Vidéotron’s amended and restated credit facility bear interest at the Canadian prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case, an applicable margin. Borrowings under Vidéotron’s revolving credit facility are repayable in full in November 2009.

Borrowings under this amended and restated credit facility and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on most but not all of Vidéotron’s current and future assets, as well as those of the guarantors party thereto, including most but not all of Vidéotron’s subsidiaries (the “Vidéotron Group”), guarantees of all the members of the Vidéotron Group, pledges of the shares of Vidéotron and the members of the Vidéotron Group, and other security.

This amended and restated credit facility contains customary covenants that restrict and limit the ability of Vidéotron and the members of the Vidéotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this amended and restated credit facility contains customary financial covenants. It also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Vidéotron and the members of the Vidéotron Group, and the occurrence of a change of control.

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

In July 2001, we issued US$715.0 million aggregate principal amount of our 11 1/8 % Senior Notes due 2011 and US$295.0 million aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 in a private placement exempt from the registration requirements of the Securities Act. In October 2001 we completed an exchange offer pursuant to which we exchanged without novation our unregistered 11 1/8 % Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 for new SEC- registered 11 1/8% Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011, respectively. On July 19, 2005, pursuant to partial tender offers, we purchased US$128.2 million in aggregate principal amount of our 11 1/8 % Senior Notes due 2011 and US$12.1 million in aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011, for aggregate cash consideration of $215.3 million, including the redemption premium and the cost of settlement of the cross-currency swap agreements. On January 17, 2006, as part of Quebecor Media’s refinancing plan, we repurchased US$561.6 million in aggregate principal amount of our 11 1/8 % Senior Notes due 2011 (representing 95.7% of the 11 1/8 % Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of 13 3/4% Senior Discount Notes due 2011 (representing 97.4% of the 13 3/4% Senior Discount Notes due 2011 outstanding) for aggregate cash consideration of $1.3 billion, including the premium and the cost of settlement of cross-currency swap agreements. On July 15, 2006, we redeemed all of our remaining outstanding 11 1/8 % Senior Notes due 2011 and 13 3/4% Senior Discount Notes due 2011 for aggregate cash consideration of $39.3 million.

(i)	Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc., as amended by a First Amendment to Share Purchase Agreement dated as of December 31, 2004, and by an Assignment and Assumption Agreement dated as of June 30, 2006.

On December 22, 2003, 9101-0827 Québec Inc., a wholly-owned subsidiary of Quebecor Media entered into an agreement with Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P. (collectively “Carlyle”) to purchase the 5,000 Class C Preferred Shares held by Carlyle in 3662527 Canada Inc., the parent company of Vidéotron Télécom Ltd., Quebecor Media’s business telecommunications venture. The acquisition was made for a purchase price with a value estimated at approximately $125 million at closing. A payment of $55 million was made to Carlyle at closing on December 22, 2003. The balance of the purchase price is subject to variation on the basis of the valuation of the common shares of Quebecor Media and is payable on demand at any time after December 15, 2004, but no later than December 15, 2008. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the Additional Amount payable by delivering 3,740,682 Common Shares of the Company. The Company holds an option to pay this Additional Amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. Quebecor Media may, under certain conditions and if its shares are publicly traded at that time, pay the deferred purchase price by delivering 3,740,682 common shares to Carlyle (123,602,807 common shares of QUEBECOR MEDIA were outstanding as of December 22, 2003).
D — Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.
     There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.
     In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 – Information on the Company – Business Overview – Regulation”.

E — Taxation
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
Information Reporting and Backup Withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
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
F — Dividends and Paying Agents
     Not applicable.
G — Statement by Experts
     Not applicable.
H — Documents on Display
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
I — Subsidiary Information
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
     Foreign currency risk and interest rate risk
     Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations.
     Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our Senior Notes, due 2016, as well as the Senior Notes issued by Vidéotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements (see Table 6) in order to manage our cash flow and fair value risk exposure to changes in interest rates.

Cross-currency interest rate swaps
as at December 31, 2006
(in millions of dollars)

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one U.S. dollar

Quebecor Media Inc.:
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit facilities	2006 to 2009	US$	198.9	6.27%	LIBOR plus 2.00%	1.1625
Term loan B credit facilities	2009 to 2013	US$	198.9	Bankers’ acceptance 3 months plus 2.22%	LIBOR plus 2.00%	1.1625
Term loan B credit facilities	2006 to 2013	US$	148.9	6.44%	LIBOR plus 2.00%	1.1625

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptance 3 months plus 3.70%	7.625%	1.5227

Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptance 3 months plus 3.70%	7.625%	1.5227

Term-loan B credit facility	2003 to 2009	US$	181.4	Bankers’ acceptance 3 months plus 2.29%	LIBOR plus 1.75%	1.5175

     Commodity price risk
     Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. The price of paper and newsprint is volatile and may significantly affect Quebecor Media’s cash flows and operating results. Management mitigates this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements.
     Sun Media entered into a newsprint supply agreement with a newsprint producer for the supply of substantially all of Sun Media’s newsprint purchases. This agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this agreement. The agreement enabled the newspaper segment to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of the newspaper segment newsprint requirements. There can be no assurance that Sun Media will be able to renew this agreement on terms as favorable or at all.
     In future, we may also enter into forward commodity price contracts or other hedging arrangements that limit our exposure to fluctuations in the price of newsprint.
     Credit risk
     Concentration of credit risk with respect to trade receivables is limited due to Quebecor Media’s diverse operations and large customer base. As of December 31, 2006, the Company had no significant concentration of credit risk. The Company believes that the diversity of its product mix and customer base reduces its credit risk, as well as the impact of any change in its local markets or product-line demand.
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

Carrying value and fair value of financial instruments
as at December 31, 2006
(in millions of dollars)

	2006		2005
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt	$(1,191.6)	$(1,206.3)	$(988.1)	$(1,078.8)
Cross-currency interest rate swaps	3.8	(17.8)	(21.5)	(261.3)
Foreign exchange forward contracts	2.2	2.2	—	(1.8)

Videotron Ltd. and its subsidiaries
Long-term debt	(1,021.2)	(1,010.6)	(971.7)	(967.4)
Interest rate swaps	—	—	(0.9)	(0.9)
Cross-currency interest rate swaps	(71.8)	(141.1)	(73.7)	(135.0)
Foreign exchange forward contract	—	2.1	—	(0.2)

Sun Media Corporation and its subsidiaries
Long-term debt	(486.8)	(492.9)	(466.3)	(476.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(148.8)	(176.1)	(154.1)	(186.5)

TVA Group Inc. and its subsidiaries
Long-term debt	(96.5)	(96.5)	(107.1)	(107.1)
     Material limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     Principal repayments
     As of December 31, 2006, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:
Twelve month period ending December 31,

2007	$23.1
2008	26.6
2009	326.8
2010	160.7
2011	26.7
2012 and thereafter	$2,232.2
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     A. None.
     B. Not applicable.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A — Material Modifications to the Rights of Security Holders
     These have been no material modifications to the rights of security holders.
B — Use of Proceeds
     Not applicable.
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, our Vice Chairman and Chief Executive Officer and our Vice President and Chief Financial Officer, together with members of our senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, our Vice Chairman and Chief Executive Officer and our Vice President and Chief Financial Officer, concluded that our disclosure controls and procedures were effective.
     There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16 — [RESERVED]
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
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.

     The Audit Committee establishes the independent auditors’ compensation. In 2003, the Audit Committee pre-approved all audit services, determining which non-audit services the independent auditors are prohibited from providing, and authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2005 and 2006, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. For the years ended December 31, 2005 and 2006, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2005	2006
Audit Fees(1)	$2,422,696	$2,520,904
Audit-related Fees(2)	462,030	614,494
Tax Fees(3)	186,447	23,580
All Other Fees(4)	349,125	19,115
Total	$3,420,298	$3,178,093

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, review of security controls and operational effectiveness of systems, due diligence or accounting work related to acquisitions; employee benefit plan audits, internal control reviews and audit or attestation services not required by statute or regulation and audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms, statutory audits, and reports on internal controls required by the Sarbanes-Oxley Act of 2002 or other regulations.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
     Our audited consolidated balance sheets as of December 31, 2006 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2006, 2005 and 2004, including the notes thereto and together with the auditor’s report thereon, are included in this annual report beginning on page F-1.
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

1.2
Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2002, filed on March 31, 2003).

1.3
By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.4
Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.5
Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.6
Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.7
By-law number 2004-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.8
By-law number 2004-2 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.9
Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc., as of January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

1.10
By-law number 2005-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 31, 2006).

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, Inc., as of January 12, 2007 (translation)

1.12	By-law number 2007-1 of Quebecor Media Inc. (translation)

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

Exhibit
Number	Description
Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.4
13 3/4% Senior Discount Note Indenture, dated as of July 6, 2001, by and between Quebecor Media Inc. and National City Bank, as trustee (incorporated by reference to Exhibit 4.4 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

2.5
First Supplemental Indenture, dated as of December 30, 2005, to the Indenture, dated as of July 6, 2001, relating to Quebecor Media Inc.’s 11 1/8% Senior Notes due 2011, by and between Quebecor Media Inc. and U.S. Bank Corporate Trust Services (as successor to National City Bank), as trustee. (incorporated by reference to Exhibit 2.5 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.6
First Supplemental Indenture, dated as of December 30, 2005, to the Indenture, dated as of July 6, 2001, relating to Quebecor Media Inc.’s 13 3/4% Senior Discount Notes due 2011,, by and between Quebecor Media Inc. and U.S. Bank Corporate Trust Services (as successor to National City Bank), as trustee. (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.7
Form of 7 3/4 % Senior Note due 2016 (included as Exhibit A to Exhibit 2.8 below). (incorporated by reference to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.8
7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee. (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

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

2.12
Form of Vidéotron ltée 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Vidéotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.13
Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Vidéotron ltée Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Vidéotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.14
Indenture relating to Vidéotron ltée 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Vidéotron ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Vidéotron ltée’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.15
Vidéotron ltée First Supplemental Indenture, dated as of July 12, 2004, by and among Vidéotron ltée, SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Vidéotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

2.16	Form of Vidéotron ltée 6 3/8 % Senior Note due 2015 (included as Exhibit A to Exhibit 2.18 below).

2.17	Form of Notation of Guarantee by the subsidiary guarantors of Vidéotron ltée’s 6 3/8% Senior Notes due 2015 (included as Exhibit E to Exhibit 2.18 below).

2.18
Indenture relating to Vidéotron ltée 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Vidéotron ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Vidéotron ltée’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications

Exhibit
Number	Description

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

3.3
Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media Inc. (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

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

4.2
Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent. (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006)

4.3
Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

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

4.8
Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, among Vidéotron ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Vidéotron ltée’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

4.9	Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, among Vidéotron ltée, Royal Bank of Canada, as administrative agent, and the

Exhibit
Number	Description

financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Québec inc., Vidéotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Vidéotron ltée’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.10
Form of Amended and Restated Credit Agreement entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement dated as of November 19, 2004, among Vidéotron ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Schedule 2 to Exhibit 10.2 to Vidéotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.11
Form of Guarantee under the Vidéotron ltée Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.12
Form of Share Pledge of the shares of Vidéotron ltée and of the guarantors of the Vidéotron ltée Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Vidéotron’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

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

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

12.1
Certification of Pierre Karl Péladeau, Vice Chairman and Chief Executive Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2
Certification of Louis Morin, Vice President and Chief Financial Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Pierre Karl Péladeau, Vice Chairman and Chief Executive Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2
Certification of Louis Morin, Vice President and Chief Financial Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Louis Morin
	Name:	Louis Morin
	Title:	Vice President and Chief Financial Officer

Dated: March 30, 2007

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholders of Quebecor Media Inc.
We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements refer to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2006 and 2005 and the results of their operations and their cash flows for the years ended December 31, 2006, 2005 and 2004 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in Note 26 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other postretirement benefits plans.

/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
February 16, 2007, except as to note 26, which is dated as of March 20, 2007

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of income
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)

	2006	2005	2004

Revenues	$3,010.9	$2,702.9	$2,462.4

Cost of sales and selling and administrative expenses	(2,208.1)	(1,969.3)	(1,765.2)
Amortization	(260.7)	(231.9)	(225.9)
Financial expenses (note 2)	(224.6)	(285.3)	(314.6)
Reserve for restructuring of operations, impairment of assets and other special charges (note 3)	(18.9)	0.2	(2.8)
Loss on debt refinancing (note 4)	(342.6)	(60.0)	(4.8)
Gain on sale of businesses and other assets	2.2	0.1	9.3
Impairment of goodwill and intangible assets (note 5)	(180.0)	—	—

(Loss) income before income taxes	(221.8)	156.7	158.4

Income taxes (note 7)	(52.6)	44.0	37.4

	(169.2)	112.7	121.0

Non-controlling interest	(0.4)	(16.2)	(31.7)

(Loss) income from continuing operations	(169.6)	96.5	89.3

Loss from discontinued operations (note 8)	(0.1)	—	(1.1)

Net (loss) income	$(169.7)	$96.5	$88.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of shareholders’ equity
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)

	Capital Stock	Contributed		Translation	Total shareholder’s
		surplus	Deficit	adjustment	equity

Balance as at December 31, 2003	$1,773.7	$3,220.6	$(2,597.8)	$(1.5)	$2,395.0
Net income	—	—	88.2	—	88.2
Dividends	—	—	(20.0)	—	(20.0)
Purchase of tax credits from a company under common control	—	(3.8)	—	—	(3.8)
Translation adjustment	—	—	—	0.5	0.5

Balance as at December 31, 2004	1,773.7	3,216.8	(2,529.6)	(1.0)	2,459.9
Net income	—	—	96.5	—	96.5
Dividends	—	—	(105.0)	—	(105.0)
Translation adjustment	—	—	—	(1.3)	(1.3)

Balance as at December 31, 2005	1,773.7	3,216.8	(2,538.1)	(2.3)	2,450.1
Net loss	—	—	(169.7)	—	(169.7)
Dividends	—	—	(23.7)	—	(23.7)
Reduction in paid-up capital	(21.3)	—	—	—	(21.3)
Purchase of tax credits from a company under common control	—	0.4	—	—	0.4
Translation adjustment	—	—	—	1.2	1.2

Balance as at December 31, 2006	$1,752.4	$3,217.2	$(2,731.5)	$(1.1)	$2,237.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)

	2006	2005	2004

Cash flows related to operations:
(Loss) income from continuing operations	$(169.6)	$96.5	$89.3
Adjustments for:
Amortization of property, plant and equipment	251.2	225.3	218.1
Amortization of deferred charges and other assets	9.5	6.6	7.8
Impairment of goodwill and intangible assets (note 5)	180.0	—	—
Net loss on derivative instruments and on foreign currency translation on financial instruments	1.2	4.4	8.0
Loss on revaluation of the Additional Amount payable (note 14)	10.5	10.1	26.9
(Gain) loss on sale of businesses and other assets	(0.4)	(1.7)	3.1
Loss on debt refinancing (note 4)	342.6	60.0	4.8
Repayment of accrued interest on Senior Discount Notes	(197.3)	(3.0)	—
Amortization of deferred financing costs and of long-term debt discount	7.3	62.7	56.9
Future income taxes	(58.0)	25.0	16.5
Non-controlling interest	0.4	16.2	31.7
Other	0.3	(1.5)	(1.8)

	377.7	500.6	461.3
Net change in non-cash balances related to operations	(23.3)	(27.9)	38.6

Cash flows provided by continuing operations	354.4	472.7	499.9
Cash flows provided by discontinued operations	—	—	0.6

Cash flows provided by operations	354.4	472.7	500.5

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents (note 6)	(10.5)	(110.5)	(112.5)
Proceeds from disposal of businesses, net of cash and cash equivalents (note 8)	0.5	4.3	(7.8)
Additions to property, plant and equipment	(435.5)	(319.8)	(181.1)
Net decrease in temporary investments	39.2	59.1	94.5
Proceeds from disposal of assets	9.4	5.5	7.5
Acquisition of tax deductions from parent company (note 23)	(16.1)	—	—
Decrease (increase) in advances receivable from parent company	15.9	(15.9)	—
Proceeds from disposal of tax deductions to the parent company (note 23)	—	15.9	—
Other	(3.4)	(3.6)	(3.7)

Cash flows used in investing activities	(400.5)	(365.0)	(203.1)

Sub-total, balance carried forward	$(46.1)	$107.7	$297.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows (continued)
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)

	2006	2005	2004

Sub-total, balance brought forward	$(46.1)	$107.7	$297.4

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	7.9	12.3	(4.2)
Net borrowings (repayments) under revolving bank facilities	38.4	72.2	(86.4)
Issuance of long-term debt, net of financing fees	1,225.8	200.9	389.5
Repayments of long-term debt and unwinding of hedging contracts	(1,201.2)	(315.9)	(384.9)
Net decrease (increase) in prepayments under cross-currency swap agreements	21.6	(34.1)	(184.4)
Dividends and reduction of Common Shares paid-up capital	(105.0)	(45.0)	(20.0)
Dividends paid to non-controlling shareholders	(4.5)	(5.2)	(5.0)
Issuance of capital stock by subsidiaries	0.1	—	2.6
Other	(0.7)	(3.6)	—

Cash flows used in financing activities	(17.6)	(118.4)	(292.8)

Net (decrease) increase in cash and cash equivalents	(63.7)	(10.7)	4.6

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.4	(0.7)	0.6

Cash and cash equivalents at beginning of year	97.4	108.8	103.6

Cash and cash equivalents at end of year	$34.1	$97.4	$108.8

Cash and cash equivalents consist of:
Cash	$13.9	$14.9	$8.0
Cash equivalents	20.2	82.5	100.8

	$34.1	$97.4	$108.8

Additional information on the consolidated statements of cash flows:

Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable	$(14.5)	$(57.6)	$(10.9)
Inventories and investments in televisual products and movies	(2.7)	(20.3)	5.3
Accounts payable and accrued charges	(15.8)	43.7	15.0
Other	9.7	6.3	29.2

	$(23.3)	$(27.9)	$38.6

Cash interest payments	$446.3	$233.5	$239.6
Cash income taxes payments (net of refunds)	7.0	13.5	8.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated balance sheets
December 31, 2006 and 2005
(in millions of Canadian dollars)

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$34.1	$97.4
Temporary investments	1.4	40.6
Accounts receivable (note 9)	426.2	415.7
Income taxes	17.3	9.3
Amounts receivable from parent company and companies under common control	—	15.6
Inventories and investments in televisual products and movies (note 10)	158.7	155.5
Prepaid expenses	24.4	22.4
Future income taxes (note 7)	65.9	98.7

	728.0	855.2

Property, plant and equipment (note 11)	1,830.1	1,631.5
Future income taxes (note 7)	61.1	57.5
Other assets (note 12)	243.6	259.4
Goodwill (note 13)	3,721.1	3,871.9

	$6,583.9	$6,675.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
consolidated balance sheets (continued)
December 31, 2006 and 2005
(in millions of Canadian dollars)

	2006	2005

Liabilities and shareholders’ equity
Current liabilities:

Bank indebtedness	$20.6	$12.7
Accounts payable and accrued charges	592.4	608.8
Deferred revenue	177.6	155.2
Income taxes	8.8	13.4
Dividends payable	—	60.0
Amounts payable to parent company and companies under common control	11.9	—
Additional Amount payable (note 14)	122.0	111.5
Current portion of long-term debt (note 15)	23.1	2.7

	956.4	964.3

Long-term debt (note 15)	2,773.0	2,530.5
Other liabilities (note 16)	356.5	359.3
Future income taxes (note 7)	118.9	227.0
Non-controlling interest (note 17)	142.1	144.3

Shareholders’ equity:
Capital stock (note 18)	1,752.4	1,773.7
Contributed surplus	3,217.2	3,216.8
Deficit	(2,731.5)	(2,538.1)
Translation adjustment	(1.1)	(2.3)

	2,237.0	2,450.1
Commitments and contingencies (note 20)
Guarantees (note 21)

	$6,583.9	$6,675.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented information
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)
Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of videocassettes, digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French-and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sale of businesses and other assets and impairment of goodwill and intangible assets.
On January 1, 2006, the operations of Videotron Telecom Ltd., previously the Business Telecommunications segment, were folded into the Cable segment. Accordingly, prior period figures in the Company’s segmented financial information were reclassified to reflect this change.
The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements.
Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are negotiated and measured as if they were transactions between unrelated parties.

	2006	2005	2004

Revenues:
Cable	$1,309.5	$1,080.3	$937.6
Newspapers	928.2	915.6	888.1
Broadcasting	393.3	401.4	358.0
Leisure and Entertainment	315.8	255.4	241.7
Interactive Technologies and Communications	73.9	65.1	51.9
Internet/Portals	64.9	50.0	34.5
Head Office and inter-segment	(74.7)	(64.9)	(49.4)

	$3,010.9	$2,702.9	$2,462.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented information  (continued)
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)

	2006	2005	2004

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sale of businesses and other assets and impairment of goodwill and intangible assets:

Cable	$512.5	$413.3	$363.8
Newspapers	207.6	222.2	227.8
Broadcasting	42.1	53.0	80.5
Leisure and Entertainment	19.3	27.0	22.7
Interactive Technologies and Communications	7.5	3.9	2.3
Internet/Portals	13.3	10.5	4.5

	802.3	729.9	701.6
General corporate revenues (expenses)	0.5	3.7	(4.4)

	$802.8	$733.6	$697.2

	2006	2005	2004

Amortization:
Cable	$198.4	$179.7	$177.1
Newspapers	36.5	30.3	26.0
Broadcasting	14.3	13.7	11.9
Leisure and Entertainment	7.2	4.3	5.6
Interactive Technologies and Communications	2.3	1.7	1.7
Internet/Portals	1.1	0.8	0.7
Head Office	0.9	1.4	2.9

	$260.7	$231.9	$225.9

	2006	2005	2004

Additions to property, plant and equipment:
Cable	$302.6	$219.9	$144.5
Newspapers	116.3	74.0	18.8
Broadcasting	9.0	12.9	10.1
Leisure and Entertainment	3.4	7.9	3.3
Interactive Technologies and Communications	1.8	1.4	1.2
Internet/Portals	1.9	0.7	0.8
Head Office	0.5	3.0	2.4

	$435.5	$319.8	$181.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented information (continued)
Years ended December 31, 2006, 2005 and 2004
(in millions of Canadian dollars)

	2006	2005

Assets:
Cable	$4,253.5	$4,251.7
Newspapers	1,579.2	1,503.5
Broadcasting	408.9	585.3
Leisure and Entertainment	178.0	183.1
Interactive Technologies and Communications	92.8	71.0
Internet/Portals	59.8	59.0
Head Office	11.7	21.9

	$6,583.9	$6,675.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
Quebecor Media Inc. (the “Company”) is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc.
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 26.
(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2005 and 2004 have been reclassified to conform to the presentation adopted for the year ended December 31, 2006.

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

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefits costs, key economic assumptions used in determining the allowance for doubtful accounts, the allowance for sales returns, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, fair value of long-lived assets, broadcasting licences and goodwill for impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments. Actual results could differ from these estimates.

(d)	Impairment of long-lived assets:

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
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

Revenue recognition policies for each of the Company’s main segments are as follows:

Cable segment

The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable connecting fees and operating services) and the other for equipment sales to subscribers including activation fees related to wireless phones.

Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, telephony and wireless, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Newspapers segment

Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized when the publication is delivered, net of provisions for estimated returns. Revenue from the distribution of publications and products is recognized upon delivery.

Broadcasting segment

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscription to speciality television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when publication is delivered.

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
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(e)	Revenue recognition (continued):

Broadcasting segment (continued)

Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the sale of video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment segment

Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of products return.

(f)	Barter transactions:

In the normal course of operations, the Newspapers, the Broadcasting and the Internet/Portals segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

For the year ended December 31, 2006, the Company recorded $19.5 million of barter advertising ($17.7 million in 2005 and $13.1 million in 2004).

(g)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value. As at December 31, 2006, these highly liquid investments consisted mainly of commercial paper and bankers’ acceptance.

(h)	Temporary investments:

Temporary investments are recorded at the lower of cost and market value and as at December 31, 2006, these temporary investments consisted mainly of commercial paper.

(i)	Trade receivable:

The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

(j)	Tax credits and government assistance

The Broadcasting and Leisure and Entertainment segments have access to several government programs designed to support production and distribution of televisual products and movies and magazine and book publishing in Canada. The financial aid for production is accounted for as a reduction of expenses. The financial aid for broadcast rights is applied against investments in televisual products or used directly to reduce operating expenses during the year. The financial aid for magazine and book publishing is accounted for in revenues when the conditions for acquiring the government assistance are met.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
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

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the market value for all inventories, except for raw materials and supplies, for which it is replacement cost. Work in progress is valued at the pro-rata billing value of the work completed.

(l)	Investments in televisual products and movies:
(i)	Programs produced and productions in progress

Programs produced and productions in progress related to broadcast activities are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to cost of sales when the program is broadcasted.

(ii)	Broadcast rights

Broadcast rights are essentially contractual rights allowing limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as an asset and the obligations incurred under a licence agreement as a liability when the broadcast licence period begins and all of the following conditions have been met: the cost of each program, movies or series is known or can be reasonably determined; the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; the programs, movies or series are available for the first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

Broadcast rights are classified as short or long term, based on management’s estimates of the broadcast period. These rights are amortized when televisual products and movies are broadcast over the contract period, based on the estimated number of showings, using an amortization method based on future revenues. This amortization is presented in cost of sales and selling and administrative expenses. Broadcast rights are valued at the lower of unamortized cost or net realizable value. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(l)	Investment in televisual products and movies (continued):
(iii)	Distribution rights:

Distribution rights relate to the distribution of televisual products and movies. The costs include costs for movies distribution rights and other operating costs incurred, which provide future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment’s share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, the televisual product or movie is available for broadcast and the cost of the licence is known or can be reasonably estimated.

Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are amortized using the individual film forecast computation method based on actual revenues realized over total expected revenues.

Estimates of revenues related to television products and movies are examined periodically by Broadcasting segment management and revised as necessary. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. The amortization of distribution rights is presented in cost of sales and selling and administrative expenses.
(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

(n)	Long-term investments:

Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company’s operations. Investments in companies subject to significant influence are accounted for by the equity method. Portfolio investments are accounted for by the cost method. Carrying values of investments accounted for by the equity or cost method are reduced to estimated market values if there is other than a temporary decline in the value of the investment.

(o)	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable, cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(o)	Property, plant and equipment (continued):

Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Estimated
Asset	useful life

Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunications networks	3 to 20 years

Leasehold improvements are amortized over the term of the lease.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date, relating to these assets, undeterminable.

(p)	Goodwill and other intangible assets:

Goodwill and intangible assets with indefinite useful lives are not amortized.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

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

Intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their useful life using the straight-line method over a period of 3 to 10 years.

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
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(r)	Stock-based compensation:

The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measurement of the liability and compensation cost. Other stock option awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional contrbuted surplus. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to contributed surplus.

In the case of the employee share purchase plans of the Company’s subsidiaries, the contribution paid by the subsidiary on behalf of its employees is considered a compensation expense. The contribution paid by employees for the purchase of shares is credited to the subsidiary’s capital stock.

(s)	Derivative financial instruments:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

The Company enters into foreign exchange forward contracts to hedge anticipated foreign-denominated equipment purchases. Under hedge accounting, foreign exchange translation gains and losses are recognized as an adjustment to the cost of property, plant and equipment or inventories, when the transaction is recorded.

The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge some of its long-term debt. Under hedge accounting, foreign exchange translation gains and losses are deferred and recorded as derivative instruments under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps are recognized as an adjustment to interest expenses over the term of the agreement.

The Company also enters into interest rate swaps to manage the impact of fluctuations in interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the interest cost on the underlying debt. Interest expense on the debt is adjusted to include payments made or received under interest rate swaps.

Some of the Company’s cross-currency swap agreements repurchased in 2006 were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to reduce the lenders’ exposure. Such prepayments were reimbursed by reductions in the Company’s future payments under the agreements. The portion of these reimbursements related to interest was accounted for as a reduction in financial expenses. The prepayments were presented on the balance sheet as a reduction of the derivative instrument liability.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(s)	Derivative financial instruments (continued):

Realized and unrealized gains or losses associated with derivative instruments that have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

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

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year.

•	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10.0% of the greater of the accrued benefit obligation or the fair value of plan assets over the expected average remaining service period of the active employee group covered by the plans.
When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

The Company uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.

(ii)	Postretirement benefits:

The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10.0% of the accrued benefit obligation over the expected average remaining service life of the active employee group covered by the plans.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
2.	FINANCIAL EXPENSES:

	2006	2005	2004

Interest on long-term debt	$215.0	$212.7	$224.1
Amortization of deferred financing costs and long-term debt discount	7.3	62.7	56.9
Net loss on derivative instruments and on foreign currency translation on financial instruments [1]	1.2	4.4	8.0
Loss on revaluation of the Additional Amount payable	10.5	10.1	26.9
Other	1.3	0.9	3.6
Investment income	(1.5)	(4.5)	(4.9)

	233.8	286.3	314.6

Interest capitalized to the cost of property, plant and equipment	(9.2)	(1.0)	—

	$224.6	$285.3	$314.6

[1]	During the year ended December 31, 2006, the Company recorded a loss of $4.1 million on derivative instruments for which hedge accounting is not used ($13.1 million in 2005 and $30.2 million in 2004).
3.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES:

2006
(a)	Newspapers segment

In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation will outsource the printing of certain of its publications in Ontario and Québec to the new facilities. In 2006, a charge for contractual termination benefits of $11.0 million was recorded in connection with the elimination of production positions at The London Free Press, The Toronto Sun and at The Ottawa Sun, and inserters’ positions at Le Journal de Montréal, in relation to these projects.

In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. The Newspapers segment expects the restructuring to be complete by early 2007. In 2006, the Newspapers segment recorded severance costs of $2.8 million relating to the elimination of editorial positions in operations across the organization.

Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. The Newspapers segment has recorded termination benefits of $3.2 million relating to these workforce reduction initiatives.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
3.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES (continued):
2006 (continued)
(a)	Newspaper segment (continued)

Continuity of reserve for restructuring and other special charges

2006

Balance at beginning of year	$—
Work-force reduction initiatives	17.0
Payments	(4.3)

Balance at end of year	$12.7

(b)	Other segments

In 2006, other segments recorded restructuring costs of $1.9 million mainly related to the elimination of management positions in the Broadcasting segment.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
4.	LOSS ON DEBT REFINANCING
(a)	Quebecor Media Inc.

On January 17, 2006, the Company recorded a loss of $331.6 million as a result of the refinancing of substantially all of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the consideration paid of $1.3 billion, including premiums and disbursements for unwinding hedging contracts, over the book value of the notes and the hedging contracts, and the write-off of deferred financing costs. The refinancing transactions carried out were as follows:
•	The Company issued new 7.75% Senior Notes of US$525.0 million in aggregate principal amount (note 15 (iii)).

•	The Company entered into new credit facilities comprised of (i) a five-year $125.0 million term loan “A” credit facility, (ii) a seven-year US$350.0 million term loan “B” credit facility and (iii) a new $100.0 million five-year revolving credit facility (note 15 (i)).

•	Videotron Ltd. borrowed $237.0 million under its existing revolving credit facility and Sun Media Corporation amended its existing credit facilities to borrow $40.0 million under a new term loan “C” maturing in 2009 (note 15 (x)).

•	The proceeds from new Senior Notes, the full amount of new term loans “A” and “B”, the Videotron Ltd. drawing from its existing revolving credit facility and Sun Media Corporation’s new term loan “C” were used to repurchase US$561.6 million in aggregate principal amount of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amount at maturity of the Company’s 13.75% Senior Discount Notes. Total consideration offered per US$1,000.00 principal amount of Senior Notes was US$1,083.49 and total consideration per US$1,000.00 principal amount at maturity of Senior Discount Notes was US$1,042.64, which included an early tender premium of US$30.00 per US$1,000.00 of principal, or principal amount at maturity in the case of the Discount Notes.
On July 15, 2006, the Company repurchased the remaining balances of its 11.125% Senior Notes and 13.75% Senior Discount Notes for a total cash consideration of $39.3 million. The repurchase resulted in a loss of $10.5 million.

On July 19, 2005, as a result of the repurchase of a first portion of its 11.125% Senior Notes and its 13.75% Discount Notes, the Company recorded a loss of $60.8 million, comprised of the excess of the consideration paid of $215.3 million, including premiums and disbursements for unwinding hedging contracts, over the carrying value of the notes and of the hedging contracts, and the write-off of related deferred financing costs. The Company repurchased US$128.2 million and US$12.1 million, respectively, in aggregate principal amounts of its Senior Notes and Senior Discount Notes. The total consideration was a fixed price of US$1,112.50 per US$1,000.00 principal amount for each Senior Note and a fixed price of US$1,007.50 per US$1,000.00 principal amount at maturity for each Discount Note, which included an early tender premium in the amount of US$30.00 per US$1,000.00 of principal, or principal amount at maturity in the case of the Discount Notes.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
4.	LOSS ON DEBT REFINANCING (continued):
(b)	Videotron Ltd.:

On July 15, 2005, Videotron Ltd., Cable segment, repurchased the entire aggregate principal amount of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125%, for a total cash consideration of $99.3 million, including the cost of unwinding a hedging contract. The repurchase resulted in a gain of $0.8 million.

On November 19, 2004, the net proceeds from the issuance of a second series of the 6.875% Senior Notes (note 15 (viii)) were used to repay in full Videotron Ltd.’s term loan credit facility “C” in place as at December 31, 2003. As a result of the refinancing of the term loan, Videotron Ltd. recorded a loss of $4.8 million, comprised of a loss of $4.6 million on the marked-to-market of a derivative instrument and the write-off of $0.2 million in deferred financing costs.

(c)	Sun Media Corporation:

On December 29, 2006, Sun Media Corporation made a partial repayment of US$15.0 million on its term loan “B” credit facility (note 15 (x)) and settled a corresponding portion of its hedging contracts. As a result, a loss of $0.5 million was recorded.
5.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS:

During the fourth quarter of 2006, the Company completed its annual impairment test for its broadcasting licenses and goodwill. Based on the results, the Company concluded that the carrying values of the broadcasting licenses and goodwill of its Broadcasting segment were impaired. Conventional television broadcasters are experiencing pressures on their advertising revenues caused by the fragmentation of the television market. Accordingly, the Company reviewed its business plan and recorded a total impairment charge of $179.2 million: $30.8 million for one of its broadcasting licenses and $148.4 million for the goodwill.

In addition, during the third quarter of 2006, the Broadcasting segment recorded an impairment charge of $0.8 million related to an operating licence co-owned with another entity.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
6.	BUSINESS ACQUISITIONS:

During the years ended December 31, 2006, 2005 and 2004, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations related to the 2006 acquisitions are preliminary and should be finalized as soon as Company’s management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.

2006
•	Several businesses, mainly in the Interactive Technologies and Communications segment, were acquired for a total consideration of $14.0 million, including $12.6 million in cash and $1.4 million in Common Shares of a subsidiary, resulting in additional goodwill of $7.6 million.
2005
•	A total of 3,739,599 Class B non-voting Common Shares of TVA Group Inc., Broadcasting segment, were repurchased for a cash consideration of $81.9 million, resulting in preliminary additional goodwill of $22.3 million, which was reduced by $7.3 million in 2006 when the purchase price allocation was finalized.

•	On December 12, 2005, the Company acquired Sogides Ltée, a major book publishing and distribution group in Quebec, for a cash consideration of $24.0 million and an additional contingent payment of $5.0 million based on the achievement of specific conditions in 2008. This acquisition resulted in a preliminary additional goodwill of $7.8 million, which was reduced by $2.9 million in 2006 when the purchase price allocation was finalized.

•	Other businesses were acquired for considerations including cash of $4.6 million and the operating assets of the community newspaper Beauport Express, resulting in additional goodwill of $3.5 million.
2004
•	A total of 1,892,500 Class B non-voting Common Shares of TVA Group Inc. were repurchased for a cash consideration of $41.0 million, resulting in additional goodwill of $10.2 million.

•	All minority interests in Canoe Inc., Internet/Portals segment, directly owned by minority shareholders, were acquired for a cash consideration of $25.2 million, resulting in additional goodwill of $4.8 million.

•	On December 2, 2004, TVA Group Inc. and Sun Media Corporation, two subsidiaries of the Company, completed the acquisition of Sun TV (formerly Toronto 1). The purchase price paid at the closing was $43.2 million, $32.4 million of which was paid in cash by TVA Group Inc. for its 75% interest in Sun TV. Sun Media Corporation paid $2.8 million in cash and transferred its 29.9% interest in CablePulse24 (CP24), a 24-hour news station in Toronto, for its 25.0% interest in Sun TV. The balance payable of $3.6 million with respect to the final purchase price adjustment was paid in January 2007. The transfer of Sun Media Corporation’s interest in CP24 resulted in a gain on disposal of $8.0 million. The acquisition resulted in goodwill of $10.7 million.

•	Other businesses were acquired for cash considerations totalling $13.3 million, resulting in additional goodwill of $8.8 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
6. BUSINESS ACQUISITIONS (continued):
Business acquisitions are summarized as follows:

	2006	2005	2004

Assets acquired:
Cash and cash equivalents	$2.1	$—	$2.2
Non-cash current operating assets	2.5	13.0	11.4
Property, plant and equipment	0.2	8.0	15.5
Other assets	4.4	19.9	32.8
Future income taxes	—	—	20.3
Goodwill	7.6	22.9	35.0
Non-controlling interest	1.2	60.3	31.8

	18.0	124.1	149.0

Liabilities assumed:
Bank indebtedness	—	(0.4)	—
Non-cash current operating liabilities	(3.1)	(3.2)	(15.2)
Other liabilities	—	—	—
Future income taxes	(0.9)	(5.3)	(11.1)

	(4.0)	(8.9)	(26.3)

Net assets acquired at fair value	$14.0	$115.2	$122.7

Consideration:
Cash	$12.6	$110.5	$114.7
Issuance of Common Shares by Nurun Inc.	1.4	—	—
Balance payable	—	3.6	—
Community newspaper (Beauport Express)	—	1.1	—
Investment in CP24	—	—	8.0

	$14.0	$115.2	$122.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
7.	INCOME TAXES:

Income taxes on continuing operations are as follows:

	2006	2005	2004

Current	$5.4	$19.0	$20.9
Future	(58.0)	25.0	16.5

	$(52.6)	$44.0	$37.4

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate of the Company and its subsidiaries in the determination of consolidated net (loss) income:

	2006	2005	2004

Statutory tax rate	32.0%	31.0%	31.0%

Increase (reduction) resulting from:
Effect of provincial and foreign tax rates differences	—	(0.2)	0.2
Effect of non-deductible charges, non-taxable income and tax rate variations	4.4	4.2	4.4
Change in valuation allowance	3.5	(4.8)	(6.3)
Change in future income tax balances due to a change in enacted tax rates	5.8	7.6	—
Tax consolidation transaction with the parent company	—	(10.1)	—
Impairment of goodwill	(21.4)	—	—
Other	(0.5)	0.4	(5.7)

Effective tax rate	23.8%	28.1%	23.6%

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
7.	INCOME TAXES (continued):

The tax effects of significant items comprising the Company’s net future income tax positions are as follows:

	2006	2005

Loss carryforwards	$336.1	$296.0
Accounts payable and accrued charges	36.2	32.2
Deferred charges	10.3	(13.3)
Property, plant and equipment	(217.5)	(226.0)
Goodwill and other assets	(27.5)	(33.2)
Other	13.6	25.8

	151.2	81.5
Valuation allowance	(143.1)	(152.3)

Net future income tax assets (liabilities)	$8.1	$(70.8)

The current and long-term future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets:
Current	$65.9	$98.7
Long-term	61.1	57.5

	127.0	156.2
Future income tax liabilities:
Long-term	(118.9)	(227.0)

Net future income tax assets (liabilities)	$8.1	$(70.8)

Subsequent recognition of tax benefits relating to the valuation allowance as at December 31, 2006 will be mainly reported in the consolidated statement of income.

As at December 31, 2006, the Company had loss carryforwards for income tax purposes available to reduce future taxable income, including $599.1 million that will expire between 2007 and 2026 and $689.5 million that can be carried forward indefinitely. Of the latter amount, $665.7 million represent capital losses to be applied against future capital gains.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
7.	INCOME TAXES (continued):

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments. Any such liability cannot reasonably be determined at the present time.

8.	DISCONTINUED OPERATIONS AND BUSINESS DISPOSALS:

Discontinued operations

On May 25, 2004, 6.75 million Common Shares of Mindready Solutions Inc. held by Nurun Inc., Interactive Technologies and Communications segment, were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance of $3.4 million in February 2005. In March 2005, Nurun Inc. sold its 9.6% remaining interest in Mindready Solutions Inc. for cash proceeds of $0.4 million. The sale resulted in a loss on disposal of $0.3 million (net of income taxes and non-controlling interest) in 2004.

As of May 25, 2004, the results of this disposed business were reclassified and disclosed in the consolidated statements of income as “Income (loss) from discontinued operations”, while the cash flows related to the operations of this disposed business were reclassified and disclosed in the consolidated statements of cash flows as “Cash flows provided by discontinued operations”.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
9.	ACCOUNTS RECEIVABLE:

	2006	2005

Trade	$383.3	$360.5
Other	42.9	55.2

	$426.2	$415.7

10.	INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2006	2005

Raw materials and supplies	$42.0	$32.0
Work in progress	12.8	9.7
Finished goods	63.8	68.7
Investments in televisual products and movies	40.1	45.1

	$158.7	$155.5

11.	PROPERTY, PLANT AND EQUIPMENT:

2006
		Accumulated
	Cost	amortization	Net amount

Land	$26.4	$—	$26.4
Buildings and leasehold improvements	185.2	48.3	136.9
Machinery and equipment	698.8	409.1	289.7
Receiving, distribution and telecommunication networks	1,952.2	756.9	1,195.3
Projects under development	181.8	—	181.8

	$3,044.4	$1,214.3	$1,830.1

2005
		Accumulated
	Cost	amortization	Net amount

Land	$32.7	$—	$32.7
Buildings and leasehold improvements	176.6	41.9	134.7
Machinery and equipment	694.8	352.7	342.1
Receiving, distribution and telecommunication networks	1,648.3	604.6	1,043.7
Projects under development	78.3	—	78.3

	$2,630.7	$999.2	$1,631.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
12.	OTHER ASSETS:

	2006	2005

Broadcasting licenses	$84.2	$109.3
Deferred financing costs, net of accumulated amortization	33.6	42.6
Investments in televisual products and movies	29.4	28.0
Customer relationships and non-competition agreements, net of accumulated amortization	27.4	21.9
Deferred connection costs	18.2	15.5
Derivative instruments	16.7	11.7
Long-term investments	13.0	11.2
Deferred pension charge (note 24)	9.5	8.2
Other	11.6	11.0

	$243.6	$259.4

13.	GOODWILL:

For the years ended December 31, 2006, 2005 and 2004, the changes in the carrying amounts of goodwill were as follows:

2006
				Adjustment of
	Balance as at	Business		purchase price	Balance as at
	December 31,	acquisitions		allocation and	December 31,
	2005	(disposals)	Impairment	other	2006

Cable	$2,581.8	$(0.1)	$—	$—	$2,581.7
Newspapers	1,002.0	0.5	—	—	1,002.5
Broadcasting	207.1	—	(148.4)	(7.3)	51.4
Leisure and Entertainment	46.9	(0.6)	—	(2.9)	43.4
Interactive Technologies and Communications	3.6	6.7	—	0.9	11.2
Internet/Portals	30.5	0.4	—	—	30.9

Total	$3,871.9	$6.9	$(148.4)	$(9.3)	$3,721.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
13. GOODWILL (continued):

2005
			Adjustment of
	Balance as at	Business	purchase price		Balance as at
	December 31,	acquisitions	allocation and		December 31,
	2004	(disposals)	other		2005

Cable	$2,581.8	$—	$—		$2,581.8
Newspapers	1,011.2	1.0	(10.2	) [1]	1,002.0
Broadcasting	185.3	22.3	(0.5)		207.1
Leisure and Entertainment	39.1	7.8	—		46.9
Interactive Technologies and Communications	3.1	1.3	(0.8)		3.6
Internet/Portals	30.5	—	—		30.5

Total	$3,851.0	$32.4	$(11.5)		$3,871.9

2004
			Adjustment of
	Balance as at	Business	purchase price		Balance as at
	December 31,	acquisitions	allocation and		December 31,
	2003	(disposals)	other		2004

Cable	$2,661.1	$5.2	$(84.5	) [1]	$2,581.8
Newspapers	1,010.8	0.4	—		1,011.2
Broadcasting	165.0	20.3	—		185.3
Leisure and Entertainment	43.6	1.0	(5.5)		39.1
Interactive Technologies and Communications	—	2.8	0.3		3.1
Internet/Portals	25.7	4.8	—		30.5

Total	$3,906.2	$34.5	$(89.7)		$3,851.0

[1]	Recognition of tax benefits not recognized as at the business acquisition date.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
14.	ADDITIONAL AMOUNT PAYABLE:

The value of the Additional Amount payable resulting from the repurchase of the redeemable preferred shares of a subsidiary in 2003 fluctuates based on the market value of the Company’s Common Shares. Until the Company is listed on a stock exchange, the value of the Additional Amount payable is based on a formula established as per the repurchase agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2006, the Additional Amount payable is valued at $122.0 million ($111.5 million as at December 31, 2005). Changes in the amount payable are recorded as financial expenses in the statement of income. The Additional Amount payable matures on December 15, 2008. The holder has had the right to require payment at any time since December 15, 2004. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the Additional Amount payable by delivering 3,740,682 Common Shares of the Company, adjusted to take into account certain shareholders’ equity transactions. The Company holds an option to pay this Additional Amount in cash, for a period of 30 days following each of June 15, 2007 and June 15, 2008. The Company may, under certain conditions and if its shares are publicly traded at that time, pay the Additional Amount by delivering 3,740,682 Common Shares to the holder.

15.	LONG-TERM DEBT:

	Effective
	interest rate as at	Year of
	December 31, 2006	maturity	2006	2005

Quebecor Media Inc.:
Bank credit facilities (i)	7.09%	2011-2013	$520.6	$—
Other credit facility (ii)	4.77%	2015	59.2	—
Senior Notes (iii)	7.75%	2016	611.8	—
Senior Notes (iv)	—%	2011	—	672.0
Senior Discount Notes (v)	—%	2011	—	316.1

			1,191.6	988.1
Videotron Ltd. and its subsidiaries (vi):
Bank credit facility (vii)	5.21%	2009	49.0	—
Senior Notes (viii)	6.59%	2014	769.1	769.2
Senior Notes (ix)	6.44%	2015	203.1	202.5

			1,021.2	971.7
Sun Media Corporation and its subsidiaries (vi):
Bank credit facilities (x)	6.92%	2008-2009	250.8	231.1
Senior Notes (xi)	7.88%	2013	236.0	235.2

			486.8	466.3
TVA Group Inc. and its subsidiaries (vi):
Revolving bank loan (xii)	5.46%	2010	96.5	107.1

			2,796.1	2,533.2
Less current portion:

Quebecor Media Inc.			20.0	—
Sun Media Corporation and its subsidiaries			3.1	2.7

			$2,773.0	$2,530.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
15.	LONG-TERM DEBT (continued):
(i)	In January 2006, the Company entered into new bank credit facilities comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at bankers’ acceptance rate, London Interbanking Offered Rate (“LIBOR”) or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at US prime rate, plus a premium of 1.0%, or at LIBOR, plus a premium of 2.0%, and maturing in January 2013, and (iii) a new $100.0 million revolving credit facility, bearing interest at bankers’ acceptance rate, LIBOR or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011. Financing fees of $2.1 million were paid. These new credit facilities contain covenants concerning certain financial ratios and restricting the declaration and payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Company (primarily shares of its subsidiaries), now owned or hereafter acquired. As at December 31, 2006, the carrying value of the Company’s assets guaranteeing the credit facilities was $5,317.0 million. The Company shall repay the term loan “A” in quarterly repayments equal to 2.5% of the principal amount during the first three years term, 5.0% in the fourth year and 12.5% in the fifth year term. It shall repay the principal amount of its term loan “B” in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. The Company has fully hedged the foreign currency risk associated with the new term “B” loan by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars. As at December 31, 2006, no amount had been drawn on the revolving credit facility, while $115.6 million and US$347.4 million were drawn down on the term “A” and “B” credit facilities, respectively.

(ii)	In April 2006, the Company entered into a long-term committed credit facility with Société Générale (Canada) for the Canadian dollar equivalent of €59.4 million, bearing interest at bankers’ acceptance rate, plus a premium, and maturing in 2015. The facility is secured by all the property and assets of the Company, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	In January 2006, the Company issued new Senior Notes of US$525.0 million in aggregate principal amount, before issuance fees of $9.0 million. The notes bear interest at 7.75% and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness and pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

(iv)	The Senior Notes were repurchased during the year (note 4 (a)).

(v)	The Senior Discount Notes were repurchased during the year (note 4 (a)).

(vi)	The debts of these subsidiaries are non-recourse to the parent company, Quebecor Media Inc.

(vii)	The credit facility of $450.0 million is a revolving credit facility maturing in November 2009 and bears interest at bankers’ acceptance or Canadian prime rates, plus a margin, depending on Videotron Ltd.’s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries. As at December 31, 2006, the carrying value of assets guaranteeing the credit facility of Videotron Ltd. was $4,253.5 million. The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
15.	LONG-TERM DEBT (continued):
(viii)	In October 2003, a first series of Senior Notes was issued at discount for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of Senior Notes was issued at premium on their face amount of US$315.0 million resulting in gross proceeds of US$331.0 million before accrued interest and issuance fees of US$6.2 million. These notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(ix)	On September 16, 2005, Senior Notes were issued at discount for net proceeds of US$174.1 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(x)	The bank credit facilities amended on January 17, 2006, are comprised of (i) a revolving credit facility amounting to $75.0 million, maturing in 2008, (ii) a term loan “B” credit facility amounting to US$230.0 million maturing in 2009, and (iii) a new term loan “C” credit facility amounting to $40.0 million entered into in January 2006 and maturing in 2009. The credit facilities are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends and other distributions. As at December 31, 2006, the carrying value of assets guaranteeing the bank credit facilities was $1,579.2 million. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term loan “B” credit facility bear interest at LIBOR plus a margin of 1.75% per annum (margin was reduced by 0.25% to 1.75% on April 27, 2006), or at US prime rate plus a margin of 0.75% per annum, while advances under the term “C” credit facility bear interest at Canadian bankers’ acceptance rate plus a margin of 1.50% per annum or Canadian prime rate plus a margin of 0.50% per annum. Sun Media Corporation has fully hedged the foreign currency risk associated with the term “B” loan by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. As at December 31, 2006, no amount had been drawn on the revolving credit facility, while US$181.4 million and $39.3 million were drawn down on the term loans “B” and “C” credit facilities, respectively.

(xi)	The Senior Notes were issued at discount for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These notes bear interest at a rate of 7.625% and mature in 2013. The notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness and to make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Sun Media Corporation Inc. Sun Media Corporation has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, at a decreasing premium.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
15.	LONG-TERM DEBT (continued):
(xii)	The revolving term bank loan of a maximum of $160.0 million bears interest at the prime rate of a Canadian chartered bank or bankers’ acceptances rates, plus a variable margin determined by certain financial ratios. In 2005, the revolving term loan maturity as extended to June 15, 2010. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios.
Certain debts of the Company and its subsidiaries contain restrictions on the payment of dividends. On December 31, 2006, the Company and its subsidiaries were in compliance with all debt covenants.
Principal repayments on long-term debt over the next years are as follows:

2007	$23.1
2008	26.6
2009	326.8
2010	160.7
2011	26.7
2012 and thereafter	2,232.2

16.	OTHER LIABILITIES:

	2006	2005

Derivative instruments	$231.3	$261.0
Accrued stock-based compensation	57.2	32.8
Accrued post-retirement benefits liability (note 24)	32.3	30.3
Deferred revenues	24.0	23.4
Accrued pension benefits liability (note 24)	4.7	7.2
Other	7.0	4.6

	$356.5	$359.3

17.	NON-CONTROLLING INTEREST:

Non-controlling interest represents the interest of non-controlling shareholders in the participating shares of the Company’s subsidiaries. As at December 31, 2006, the most significant non-controlling interests were as follows:

		Non-controlling interest
Subsidiary	Segment	% voting	% equity

TVA Group Inc.	Broadcasting	0.08%	54.76%
Nurun Inc.	Interactive Technologies and Communications	42.26%	42.26%

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
18.	CAPITAL STOCK:
(a)	Authorized capital stock:

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
(b)	Issued capital stock:

	Common Shares
	Number	Amount

Balance as at December 31, 2004 and 2005	123,602,807	$1,773.7
Reduction of paid-up capital	—	(21.3)

Balance as at December 31, 2006	123,602,807	$1,752.4

In 2006, the Company reduced its Common Share paid-up capital by $21.3 million in the form of cash distributions to its shareholders.
As at December 31, 2006, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 235,000 Preferred A Shares (990,000 Preferred A Shares in 2005) and 320,000 Preferred F Shares (255,000 Preferred F Shares in 2005), for a total amount of $555.0 million (1,245.0 million in 2005), and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 275,000 Preferred C Shares (147,950 Preferred C Shares in 2005) for an amount of $275.0 million (147,9 million in 2005). These shares are eliminated on consolidation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
18.	CAPITAL STOCK (continued):
(c)	Transactions during the year:

2006

On June 12 and December 28, 2006, the Company redeemed 255,000 and 500,000 Preferred A Shares, respectively, owned by Sun Media Corporation and its subsidiaries, for a total amount of $755.0 million. On the same respective days, the Company issued 120,000 Preferred F shares for an amount of $120.0 million and redeemed 55,000 Preferred F shares for an amount of $55.0 million to Sun Media Corporation and its subsidiaries.

On April 25, April 30, June 9 and June 29, 2006, the Company issued 25,000, 44,000, 50,000 and 40,000 Preferred C Shares respectively, for a total amount of $159.0 million, to 9101-0835 Québec Inc. On October 12, 2006, the Company redeemed 31,950 Preferred C Shares owned by 9101-0835 Quebec inc. for an amount of $32.0 million.

2005

On January 14, 2005, the Company redeemed 150,000 Preferred A Shares for an amount of $150.0 million from Sun Media Corporation and its subsidiaries and issued 255,000 Preferred F Shares for an amount of $255.0 million to Sun Media Corporation and its subsidiaries.

On March 9, 2005 and April 29, 2005, the Company issued 61,950 Preferred C Shares respectively, to 9101-0835 Quebec inc. for a total amount of $61.9 million. On August 2, 2005, the Company redeemed 184,000 Preferred C Shares for an amount of $184.0 million.

2004

On January 14, 2004, the Company redeemed 450,000 Preferred A Shares owned by Sun Media Corporation for an amount of $450.0 million.

On January 16, June 1 and October 7, 2004, the Company issued 70,000, 100,000 and 100,000 Preferred C Shares respectively, for a total amount of $270.0 million, to 9101-0835 Québec Inc.

On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million, to Vidéotron (1998) ltée. On December 16, 2004, the Company redeemed the shares for an amount of $1,100.0 million.

On November 30, 2004, the Company issued one Preferred E share, for an amount of $3.6 million to Sun Media Corporation and its subsidiaries. On the same day, the Company redeemed the shares for an amount of $3.6 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
19.	STOCK-BASED COMPENSATION PLANS:
(a)	Quebecor Media Inc. stock option plan:

Under a stock option plan established by the Company, 6,185,714 Common Shares of the Company were set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media Inc. at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the Common Shares of the Company on the stock exchanges where such shares are listed at the time of grant. Unless authorized by the Company Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the Company have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media Inc. have not been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash (equal to the difference between the fair market value, as determined by the Company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, Common Shares of Quebecor Media Inc. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25.0% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33.0% vesting on the third anniversary of the date of grant.

The following table gives summary information on outstanding options granted as at December 31, 2006 and 2005:

		2006		2005
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	3,228,321	$18.90	3,135,040	$17.99
Granted	795,393	31.60	255,630	28.96
Cancelled	(241,947)	21.86	(162,349)	17.13

Balance at end of year	3,781,767	$21.38	3,228,321	$18.90

Vested options at end of year	1,639,460	$17.59	939,965	$17.20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
19.	STOCK-BASED COMPENSATION PLANS (continued):
(a)	Quebecor Media Inc. stock option plan (continued):

The following table gives summary information on outstanding options as at December 31, 2006:

			Outstanding options		Vested options
			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$15.19 to 21.77	2,752,905	6.00	$17.96	1,612,837	$17.43
22.98 to 33.41	1,028,862	9.04	30.56	26,623	26.80

$15.19 to 33.41	3,781,767	6.82	$21.38	1,639,460	$17.59

For the year ended December 31, 2006, a charge of $24.4 million related to the plan is included in income ($10.8 million in 2005 and 15.1 million in 2004).
(b)	TVA Group Inc. plans:
(i)	Stock option plan for senior executives and directors

Under this stock option plan, 1,400,000 Class B shares of TVA Group Inc. have been set aside for senior executives and directors of TVA Group Inc. and its subsidiaries. The terms and the conditions of options granted are determined by TVA Group Inc.’s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Options granted under the plan may generally vest over a five-year period on the basis of 25% each year, starting on the second anniversary of the grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, to opt to receive from TVA Group Inc. a cash payment equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value and the purchase price of the shares under the option. The market value is defined by the average closing market price of the Class B share for the last five trading days preceding the date on which the option was exercised.

On December 13, 2006, the Board of Directors adopted a resolution amending the stock option plan. One of these amendments provides that, except under specific circumstances, and unless the Compensation Committee decides otherwise, options will vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the grant. The proposed amendments to the stock option plan are subject to the approval of TVA Group Inc.’ shareholders and the Toronto Stock Exchange.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
19.	STOCK-BASED COMPENSATION PLANS (continued):
(b)	TVA Group Inc. plans (continued):
(i)	Stock option plan for senior executives and directors (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2006 and 2005:

		2006		2005
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	310,177	$20.27	215,000	$19.81
Granted	503,684	15.62	115,630	20.85
Exercised	(27,500)	14.00	(6,000)	14.00
Cancelled	(296,666)	17.36	(14,453)	20.85

Balance at end of year	489,695	$17.59	310,177	$20.27

Vested options at end of year	31,625	$20.75	72,500	$18.50

The following table gives summary information on outstanding options as at December 31, 2006:

			Outstanding options		Vested options
			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$14.00 to 18.85	295,564	9.34	$15.44	—	$—
18.86 to 25.20	194,131	7.85	20.87	31,625	20.75

$14.00 to 25.20	489,695	8.75	$17.59	31,625	$20.75

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
19.	STOCK-BASED COMPENSATION PLANS (continued):
(b)	TVA Group Inc. plans (continued):
(i)	Stock option plan for senior executives and directors (continued)

Had the vested options been exercised as at December 31, 2006, Quebecor Media Inc.’s interest in TVA Group Inc. would have decreased from 45.24% to 45.23% (45.23% to 45.11% as at December 31, 2005).

No charge was recorded for the TVA Group Inc. plan for the year ended December 31, 2006 (a charge reversal of $0.1 million in 2005 and a charge of $0.2 million in 2004).

(ii)	Share purchase plan for executives and employees

In 1998, TVA Group Inc. introduced a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its executives and a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its employees. The plans provide that participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B shares. The plans also provide financing terms free of interest. No Class B shares were issued under the plans during the years ended December 31, 2006, 2005 and 2004. The remaining balance that may be issued under the share purchase plan for executives is 332,643 TVA Group Inc. Class B shares as at December 31, 2006 and 2005. The remaining balance that may be issued under the share purchase plan for employees is 229,753 TVA Group Inc. Class B shares as at December 31, 2006 and 2005.

(iii)	Deferred share unit plan

In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc., and its subsidiaries. The deferred share units (“DSU”s) are redeemable only upon termination of the participant’s employment. The redemption price is payable in cash or, at TVA Group Inc.’s discretion, in Class B shares of TVA Group Inc. or by a combination of cash and shares. Under this plan, a maximum of 25,000 Class B shares of TVA Group Inc. can be issued. No DSUs were issued under this plan during the years ended December 31, 2006, 2005 and 2004.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
20.	COMMITMENTS AND CONTINGENCIES:
(a)	Leases and purchasing agreements:

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $297.5 million. The minimum payments for the coming years are as follows:

		Other
	Leases	commitments

2007	$39.6	$103.1
2008	33.6	22.1
2009	26.6	10.9
2010	20.6	2.1
2011	11.9	0.5
2012 and thereafter	26.5	—

Operating lease expenses amounted to $44.8 million, $42.4 million and $35.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.
(b)	Other commitments:

As part of the acquisition of Group TVA Inc. in 2001 and Sun TV in 2004, the Company is committed, over period ending in 2012, to invest $58.2 million in the Canadian TV industry and in the Canadian communications industry to promote Canadian TV content and the development of communications. As at December 31, 2006, $8.6 million remained to be invested.

(c)	Contingencies:

On March 13, 2002, legal action was initiated by the shareholders of a cable company against Videotron Ltd., Cable segment. They contend that Videotron Ltd. did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totalling $26.0 million. Videotron Ltd.’s management claims the suit is not justified and intends to vigorously defend its case in Court.

A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or its financial position.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
21.	GUARANTEES:

In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2006, the maximum exposure with respect to these guarantees is $16.2 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS:

The Company is exposed to risks relating to foreign exchange fluctuations and is as well as risks relating to interest rate fluctuations. To reduce these risks, the Company and its subsidiaries use derivative financial instruments. None of these instruments is held or issued for speculative purposes.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/Euro	Less than 1 year	1.4459	$25.1
$/CHF	Less than 1 year	0.9265	14.9

Sun Media Corporation
$/ US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries:
$/ US$	Less than 1 year	1.1152	50.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps:

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Quebecor Media Inc.:
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit facilities	2006 to 2009	US$	198.9	6.27%	LIBOR + 2.00%	1.1625

Term loan B credit facilities	2009 to 2013	US$	198.9	Bankers’ acceptances 3 months + 2.22%	LIBOR + 2.00%	1.1625

Term loan B credit facilities	2006 to 2013	US$	148.9	6.44%	LIBOR + 2.00%	1.1625

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued):

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptances 3 months + 3.70%	7.625%	1.5227

Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptances 3 months + 3.70%	7.625%	1.5227

Term-loan B credit facility	2003 to 2009	US$	181.4	Bankers’ acceptances 3 months + 2.29%	LIBOR plus 1.75%	1.5175

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued):

The cross-currency swap agreements settled as part of the refinancing of the Company’s debts on January 17, 2006, were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to limit the exposure of the counterparties. Such prepayments were offset by equal reductions in the Company’s commitments under the agreements. The Company was required to make prepayments of $75.9 million in 2005 and $197.7 million in 2004 under this provision.

Also, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-market value.
(b)	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, temporary investments, accounts receivable, bank indebtedness, accounts payable and accrued charges, dividend payable, amounts payable to the parent company and companies under common control and the Additional Amount payable approximates their fair value since these items will be realized or paid within one year or are due on demand.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(b)	Fair value of financial instruments (continued):

Carrying value and fair value of other financial instruments as at December 31, 2006 and 2005 are as follows:

		2006		2005
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt	$(1,191.6)	$(1,206.3)	$(988.1)	$(1,078.8)
Cross-currency interest rate swaps	3.8	(17.8)	(21.5)	(261.3)
Foreign exchange forward contracts	2.2	2.2	—	(1.8)

Videotron Ltd. and its subsidiaries
Long-term debt	(1,021.2)	(1,010.6)	(971.7)	(967.4)
Interest rate swaps	—	—	(0.9)	(0.9)
Cross-currency interest rate swaps	(71.8)	(141.1)	(73.7)	(135.0)
Foreign exchange forward contract	—	2.1	—	(0.2)

Sun Media Corporation and its subsidiaries
Long-term debt	(486.8)	(492.9)	(466.3)	(476.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(148.8)	(176.1)	(154.1)	(186.5)

TVA Group Inc. and its subsidiaries
Long-term debt	(96.5)	(96.5)	(107.1)	(107.1)

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
When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have at least credit ratings in accordance with the Company’s credit risk management policy and are subject to concentration limits. The Company does not foresee any failure by counterparties in meeting their obligations.
In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at December 31, 2006, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(C)	Credit risk management (continued):

The Company believes that its product-lines and the geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
23.	RELATED PARTY TRANSACTIONS:

During the year, the Company made purchases and incurred rent charges from companies under common control and from affiliated companies in the amount of $86.9 million ($88.4 million in 2005 and $75.1 million in 2004), included in the cost of sales and selling and administrative expenses. The Company made sales to companies under common control and to an affiliated company in the amount of $18.1 million ($21.7 million in 2005 and $11.1 million in 2004). These transactions were concluded and accounted for at the exchange value.

In 2005, the Company acquired certain assets from Quebecor World Inc., a company under common control, for a cash consideration of $3.3 million. The transaction was recorded at the carrying value of the assets transferred.

In 2004, the Cable segment purchased some of the Quebecor World Inc.’s information technology (IT) infrastructure equipment of Quebecor World Inc., a company under common control, at a cost of $3.0 million, as part of an IT outsourcing long-term agreement signed between the parties. Both the price of the equipment transferred and revenues from this outsourcing agreement are accounted for at the exchange value.

Quebecor Inc. (the “parent company”) has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide each other management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. Also, in connection with the Company’s previous credit facility, which was secured by the Company’s shareholders, an annual security fee equivalent to 1% of the credit facility was charged to the Company by its shareholders. The new credit facilities, entered into in January 2006, are not secured by the Company’s shareholders. In 2006, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2005 and 2004) and the Company has incurred management and security fees of $1.1 million ($2.2 million in 2005 and $1.8 million in 2004) with the shareholders.

In addition, the Company incurred rent expense with a subsidiary of a shareholder and with a shareholder of the parent company for an amount of $2.7 million ($2.6 million in 2005 and $3.7 million in 2004).

During the year ended December 31, 2006, Nurun Inc., Interactive Technologies and Communications segment, received interest of $0.9 million ($0.8 million in 2005 and $0.7 million in 2004) from Quebecor Inc. As at December 31, 2006, cash and cash equivalents totalling $20.2 million ($22.3 million as at December 31, 2005) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

During the years ended December 31, 2006 and 2004, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million and $12.9 million, respectively, from Quebecor World Inc., a company under common control, that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million and $0.1 million (net of non-controlling interest), respectively, which was recorded as contributed surplus.

On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company has transferred to its parent company $192.0 million of capital losses for a cash consideration of $15.9 million. In addition, in 2006, Quebecor Inc., the parent company, transferred to the Company’s subsidiary, Sun Media Corporation, $74.2 million of non-capital losses in exchange of a cash consideration of $16.1 million. These transactions were recorded at the exchange amounts. As a result, the Company has recorded a reduction of $15.9 million of its income tax expense in 2005 and expects to reduce its income tax expense by $8.4 million in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
24.	PENSION PLANS AND POSTRETIREMENT BENEFITS:

The Company maintains various flat-benefit plans, final-pay plans with indexation features from none to 2%, and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed once at least in the last three years and the next required valuations will be performed at least over the next three years.

The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.

The following tables give a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2006 and 2005, and a statement of the funded status as at those dates:

	Pension benefits		Postretirement benefits
	2006	2005	2006	2005

Change in benefit obligations:
Benefit obligations at beginning of year	$555.9	$444.9	$40.4	$35.5
Service costs	22.1	15.3	1.3	1.8
Interest costs	29.0	27.7	1.9	2.2
Plan participants’ contributions	11.7	10.4	—	—
Actuarial loss	1.8	68.7	1.3	4.5
Benefits and settlements paid	(25.6)	(16.7)	(1.7)	(1.2)
Plan amendments	0.7	5.6	(3.1)	—
Curtailment gain	—	—	—	(2.4)
Other	0.2	—	0.6	—

Benefit obligations at end of year	$595.8	$555.9	$40.7	$40.4

	Pension benefits		Postretirement benefits
	2006	2005	2006	2005

Change in plan assets:
Fair value of plan assets at beginning of year	$480.8	$421.8	$—	$—
Actual return on plan assets	68.5	47.2	—	—
Employer contributions	25.0	18.1	1.7	1.2
Plan participants’ contributions	11.7	10.4	—	—
Benefits and settlements paid	(25.6)	(16.7)	(1.7)	(1.2)

Fair value of plan assets at end of year	$560.4	$480.8	$—	$—

The plan assets are comprised of:

	2006	2005

Equity securities	59.8%	55.8%
Debt securities	36.5	43.4
Other	3.7	0.8

	100.0%	100.0%

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
24.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

As at December 31, 2006, plan assets included shares of the parent company and of a company under common control representing an amount of $2.5 million ($2.7 million as at December 31, 2005).

	Pension benefits		Postretirement benefits
	2006	2005	2006	2005

Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(35.4)	$(75.1)	$(40.7)	$(40.4)
Unrecognized actuarial loss	47.9	81.1	13.0	12.3
Unrecognized net transition (asset) obligation	(5.2)	(5.7)	0.5	0.5
Unrecognized prior service cost (benefit)	17.0	18.1	(5.1)	(2.7)
Valuation allowance	(19.5)	(17.4)	—	—

Net amount recognized	$4.8	$1.0	$(32.3)	$(30.3)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2006	2005	2006	2005

Benefit obligations	$(585.5)	$(549.5)	$(40.7)	$(40.4)
Fair value of plan assets	548.8	473.6	—	—

Funded status — plan deficit	$(36.7)	$(75.9)	$(40.7)	$(40.4)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2006	2005	2006	2005

Accrued benefit liability	$(4.7)	$(7.2)	$(32.3)	$(30.3)
Deferred pension charge	9.5	8.2	—	—

Net amount recognized	$4.8	$1.0	$(32.3)	$(30.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
24.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2006	2005	2004	2006	2005	2004

Service costs	$22.1	$15.3	$11.9	$1.3	$1.8	$1.5
Interest costs	29.0	27.7	26.2	1.9	2.2	1.9
Actual return on plan assets	(68.5)	(47.2)	(38.6)	—	—	—
Current actuarial loss	1.8	68.7	6.6	1.3	4.5	2.6
Current prior service costs (benefits)	0.7	5.6	0.3	(3.1)	—	—
Curtailment (gain) loss and other	—	—	—	—	(1.6)	1.9

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	(14.9)	70.1	6.4	1.4	6.9	7.9
Difference between actual and expected return on plan assets	33.0	15.1	9.2	—	—	—
Deferral of amounts arising during the period:
Actuarial loss	(1.8)	(68.7)	(6.6)	(1.3)	(4.5)	(2.6)
Prior service costs	(0.7)	(5.6)	(0.3)	3.1	—	—
Amortization of previously deferred amounts:
Actuarial loss	2.0	(0.2)	1.3	0.6	(0.1)	—
Prior service costs (benefits)	1.8	1.6	1.2	(0.7)	(0.3)	(0.3)
Transitional obligations	(0.5)	(0.5)	(0.5)	—	0.1	0.1

Total adjustments to recognize the long-term nature of benefit costs	33.8	(58.3)	4.3	1.7	(4.8)	(2.8)
Valuation allowance	2.1	1.0	2.6	—	—	—

Net benefit costs	$21.0	$12.8	$13.3	$3.1	$2.1	$5.1

The expense related to defined contribution pension plans amounted to $10.9 million in 2006 ($9.7 million in 2005 and $10.3 million in 2004).
The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $37.6 million for the year ended December 31, 2006 ($29.0 million in 2005 and $28.3 million in 2004).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
24.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The weighted average rates used in the measurement of the Company’s benefit obligations as at December 31, 2006, 2005 and 2004 and current periodic costs are as follows:

		Pension benefits			Postretirement benefits
	2006	2005	2004	2006	2005	2004

Benefit obligations
Rates as at year-end:
Discount rate	5.00%	5.00%	6.00%	5.00%	5.00%	6.00%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50
Current periodic costs
Rates as at preceding year-end:
Discount rate	5.00%	6.00%	6.25%	5.00%	6.00%	6.25%
Expected return on plan assets [1]	7.25	7.50	7.75	—	—	—
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

[1]	After management and professional fees.
The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2006. The cost, as per an estimate, is expected to decrease gradually for the next nine years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

		Postretirement
		benefits

	1%	1%
Sensitivity analysis	increase	decrease

Effect on service and interest costs	$0.6	$(0.4)
Effect on benefit obligations	6.6	(5.1)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
25.	RATES SUBJECT TO CRTC REGULATION

The Cable segment operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commissions. Accordingly, the Cable segment’s operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that would differ from GAAP, even though the Company is subject to these regulations.

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements:
(a)	Consolidated statements of income:

	2006	2005	2004

Net (loss) income, as reported in the consolidated statements of income per GAAP in Canada	$(169.7)	$96.5	$88.2
Adjustments:
Development, pre-operating and start-up costs (i)	(0.7)	(1.3)	(2.1)
Pension and postretirement benefits (ii)	0.9	2.1	0.9
Change in fair value and ineffective portion of derivative instruments (iii)	82.1	11.3	6.6
Stock-based compensation (iv)	(4.8)	—	—
Income taxes (v), (vi)	(43.1)	31.1	(4.4)
Non-monetary transactions (vii)	—	1.5	—
Other	—	—	6.9

Net (loss) income, as adjusted per GAAP in the United States (in Canadian dollars)	$(135.3)	$141.2	$96.1

(b)	Comprehensive (loss) income:

The application of GAAP in the United States requires the disclosure of comprehensive (loss) income in a separate financial statement, which includes net (loss) income as well as revenues, charges, gains and losses recorded directly to equity. The details of the comprehensive loss are as follows:

	2006	2005	2004

Net (loss) income, as adjusted per GAAP in the United States	$(135.3)	$141.2	$96.1
Pension and post-retirement benefits (ii)	17.6	(18.8)	(4.4)
Derivative instruments (iii)	132.0	(22.0)	(105.7)
Translation adjustment [1]	1.2	(1.3)	0.5
Income taxes (v), (vi)	(64.4)	73.3	2.2

Comprehensive (loss) income per GAAP in the United States	$(48.9)	$172.4	$(11.3)

[1]	Change for the year.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(b)	Comprehensive (loss) income (continued):

Accumulated other comprehensive loss as at December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004

Pension and post-retirement benefits (ii)	$(52.3)	$(30.2)	$(11.4)
Derivative instruments (iii)	(44.4)	(176.4)	(154.4)
Translation adjustment	(1.1)	(2.3)	(1.0)
Income taxes (ii), (v), (vi)	25.8	77.8	4.5

Accumulated other comprehensive loss at end of year	$(72.0)	$(131.1)	$(162.3)

(c)	Consolidated balance sheets:

		2006		2005

	Canada	United States	Canada	United States

Goodwill	$3,721.1	$3,717.1	$3,871.9	$3,868.0
Other assets	243.6	197.1	259.4	251.9
Current liabilities	(956.4)	(945.9)	(964.3)	(964.3)
Long-term debt	(2,773.0)	(2,700.1)	(2,530.5)	(2,465.8)
Other liabilities	(356.5)	(470.9)	(359.3)	(684.5)
Future income tax liabilities	(118.9)	(90.1))	(227.0)	(103.8)
Non-controlling interest	(142.1)	(137.1)	(144.3)	(144.0)
Contributed surplus (vi), (viii)	(3,217.2)	(3,395.2)	(3,216.8)	(3,386.4)
Deficit	2,731.5	2,886.3	2,538.1	2,727.3
Accumulated other comprehensive loss	1.1	72.0	2.3	131.1

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
26. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
     (c) Consolidated balance sheets (continued):
(ii)	Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was adopted prospectively on December 31, 2006 and did not have an impact on the Company’s consolidated statement of income.

Under GAAP in the United States, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

On the adoption of SFAS 158, an adjustment of $27.3 million (net of income tax of $12.4 million and non-controlling interest of $14.5 million) was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.

Under GAAP in Canada, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

(iii)	Under GAAP in United States, Statement of Financial Accounting Standards No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges, such as certain cross-currency interest rate swaps of Videotron Ltd. and Sun Media Corporation, changes in the fair value of the derivative instrument are substantially offset in the statement of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as the Company’s cross-currency interest rate swaps and certain cross-currency interest rate swaps or forward exchange contracts of Videotron Ltd. and Sun Media Corporation, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the statement of income each period.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
26. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
     (c) Consolidated balance sheets (continued):
(iv)	Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)) in 2006. In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stocks options awards instead of the fair value.

(v)	This adjustment represents the tax impact of United States GAAP adjustments. Furthermore, the Company concluded, in 2005, that the realization of future income tax assets related to its derivative financial instruments was now considered “more likely than not”. Consequently, the tax benefits are recognized since that period in the statement of income and in the statement of comprehensive income.

(vi)	The Company entered into a tax consolidation transactions by which in 2006, the parent company transferred to the Company’s subsidiary, Sun Media Corporation, non-capital losses in exchange of a cash consideration of $16.1 million and by which in 2005, the Company has transferred to its parent company capital losses for a cash consideration of $15.9 million (note 7). Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under GAAP in the United States, since these transactions related to assets transfer between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.

(vii)	In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

(viii)	Under GAAP in Canada, in 2003, the Company recorded a gain on repurchase of redeemable preferred shares of a subsidiary of $153.7 million in the statement income. Under GAAP in the United States, this gain is recognized in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:

The Company has access to the cash flow generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Company’s subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of dividends and advances that could be paid to the Company.

The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company. These non-consolidated and condensed financial statements, as prepared under Canadian GAAP, are as follows:

Non-consolidated and condensed statements of income

	2006	2005	2004

Revenues
Management fees	$41.8	$30.0	$20.4
Interest on loan to subsidiaries	0.7	6.9	6.0
Other	7.3	28.0	20.8

	49.8	64.9	47.2

Expenses
General and administrative	(49.1)	(53.7)	(46.4)
Depreciation and amortization	(0.8)	(1.2)	(1.4)
Financial	(106.4)	(171.3)	(181.0)

Loss before undernoted items	(106.5)	(161.3)	(181.6)
Gain on disposal of investments and other assets	0.1	—	1.4
Loss on debt refinancing	(342.1)	(60.8)	—

Loss before income taxes	(448.5)	(222.1)	(180.2)
Income taxes	(93.6)	(24.9)	(48.2)

	(354.9)	(197.2)	(132.0)
Equity income from subsidiaries	185.2	293.7	220.2

Net (loss) income	$(169.7)	$96.5	$88.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
27. NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):
     Non-consolidated and condensed statements of cash flows

	2006	2005	2004

Cash flows related to operations
Net (loss) income	$(169.7)	$96.5	$88.2
Amortization of plant, property and equipment	0.8	1.2	1.4
Gain on disposal of investments and other assets	(0.1)	—	(1.4)
Loss on debt refinancing	342.1	60.8	—
Repayment of accrued interest on Senior Discount Notes	(197.3)	(3.0)	—
Amortization of deferred financing costs and of long term debt discount	4.8	61.2	55.0
Loss on revaluation of the Additional Amount payable	13.8	—	—
Future income taxes	(93.3)	(25.7)	(48.5)
Excess of equity income over equity distributions from subsidiaries	(86.3)	(111.2)	(76.1)
Net change in non-cash balances related to operations	21.2	(29.7)	9.4

Cash flows (used in) provided by operations	(164.0)	50.1	28.0

Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(100.3)	(39.9)	(26.3)
Dividends received in excess of accumulated equity income from subsidiaries	10.0	210.0	205.2
Reduction to paid-up capital of subsidiaries	164.6	—	—
Proceeds from disposal of a business to a subsidiary	7.7	—	—
Proceeds from disposal of tax deductions to a subsidiary	—	35.2	—
Net decrease (increase) in temporary investments	—	78.4	(59.9)
Other	8.3	(1.6)	1.4

Cash flows provided by investing activities	90.3	282.1	120.4

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	279.0	316.9	1,370.0
Repurchases of redeemable preferred shares	(842.0)	(334.0)	(1,550.0)
Net increase in bank indebtedness	1.9	—	—
Net repayments of revolving credit facilities	—	—	(97.0)
Repayments of long-term debt and unwinding of hedging contracts	(1,174.2)	(212.7)	—
Issuance of long-term debt, net of financing fees	1,186.5	—	—
Net decrease (increase) in prepayments under cross-currency swap agreements	21.6	(34.1)	(184.4)
Dividends and reduction of Common Shares paid-up capital	(105.0)	(45.0)	(20.0)
Net decrease (increase) in advances to or from subsidiaries	687.9	(19.8)	254.3

Cash flows provided by (used in) financing activities	55.7	(328.7)	(227.1)

Net (decrease) increase in cash and cash equivalents	(18.0)	3.5	(78.7)
Cash and cash equivalents at beginning of year	18.0	14.5	93.2

Cash and cash equivalents at end of year	$—	$18.0	$14.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
27. NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):
     Non-consolidated and condensed balance sheets

	2006	2005

Assets
Current assets	$101.4	$153.6
Advances to subsidiaries	216.3	175.9
Investments in subsidiaries	3,448.7	3,372.9
Convertible obligation and notes receivable — subsidiaries	830.0	1,392.9
Other assets	155.5	84.8

	$4,751.9	$5,180.1

Liabilities and Shareholders’ equity
Current liabilities	$199.4	$207.8
Long-term debt	1,171.4	988.2
Advances from subsidiaries	245.3	77.7
Other liabilities	68.8	63.4
Redeemable preferred shares issued to subsidiaries	830.0	1,392.9
Shareholders’ equity	2,237.0	2,450.1

	$4,751.9	$5,180.1