Form 20-F/A
QUEBECOR MEDIA INC
filed 2007-04-02
CIK 1156831

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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
☐ Yes            ☑ No

AMENDMENT EXPLANATORY NOTE
This Amendment No. 1 (this “Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2006 that was originally filed on March 30, 2007 (the “Original Filing”), is being filed to correct a clerical error made on page 64 of the Original Filing.
For the convenience of the reader, this Form 20-F/A sets out the Original Filing in its entirety. However, this Form 20-F/A only corrects the following information:
The second paragraph under “Item 4 — Information on the Company — E — Regulation — Canadian Broadcast Programming (Off the Air and Thematic Television) — Broadcasting License Fees” has been amended and restated in its entirety.
No attempt has been made in this Form 20-F/A to modify or update other disclosure presented in the Original Filing (including exhibits thereto), other than to correct the error referred to above.

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
     In February 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the

Canadian Association of Broadcasters. In December 2006, the Federal Court rendered judgment in our favour declaring the Part II license fee a tax levy that the CRTC had no jurisdiction to impose. The court however denied us reimbursement of amounts paid by us on account of the Part II license fees. On January 11, 2007, we filed an appeal of the Federal Court’s decision to deny us reimbursement. The crown has also appealed the court’s decision that the fee constitutes an illegal tax.
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