Form 20-F/A
QUEBECOR MEDIA INC
filed 2007-06-22
CIK 1156831

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
☐ Yes          ☑ No

AMENDMENT EXPLANATORY NOTE
Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships
     This Amendment No. 2 (this “Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2006 that was originally filed on March 30, 2007 (and amended and refiled on the same date to correct a clerical error) (the “Original Filing”), is being filed to reflect a restatement of note 26, “Significant Differences Between GAAP in Canada and in the United States”, as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. In the context of its continuous review of accounting standards, Quebecor Media determined that corrections to previously reported financial information relating to the accounting of certain fair value hedge relationships were appropriate. Restated note 26 also includes tables that set forth Quebecor Media’s previously reported and restated unaudited consolidated statements of income calculated in accordance with GAAP in the United States for each of the quarters in fiscal year 2006. Management of Quebecor Media is of the opinion that this restatement of U.S. GAAP financial information is appropriate to correct a misinterpretation of the applicable GAAP and has concluded that the restatement does not result from a deficiency in internal controls over financial reporting.
     For a description of the restatement, see “Significant Differences Between GAAP in Canada and in the United States — Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships” in restated note 26 to the accompanying audited consolidated financial statements in this Amendment No. 2. No adjustments are required to financial information prepared in accordance with GAAP in Canada due to the subject matter of the restatement. Although the financial statements in their entirety are included in this Amendment No. 2, the only modifications from the Original Filing are the changes to Note 26 as a result of the restatement and the addition of Note 28, "Subsequent events", to disclose material probable business acquisitions that have occurred since the date of the Original Filing.
     This Amendment No. 2 amends and restates Item 3A, Item 17 and Item 19 (for the inclusion of new certifications only) of the Original Filing and, except for such items, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing. The explanatory caption at the beginning of each item of this Amendment No. 2 sets forth the nature of the revisions to that item.
     Except for the certifications and for the note 28, “Subsequent events”, this Amendment No. 2 speaks as of the filing date of the Original Filing.
     On the date hereof, we are also furnishing to the SEC a report on Form 6-K/A containing an amended and restated Quarterly Report for the three months ended March 31, 2007 and 2006, as well as restated unaudited quarterly financial statements.
     All references in this Amendment No. 2 to “Quebecor Media”, “QMI” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Quebecor Media Inc., a company incorporated in Canada in August 2000 under Part 1A of the Companies Act (Québec), and, unless the context otherwise requires, its subsidiaries and operating companies.
PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included under “Item 17. Financial Statements”. We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian

ii

dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, free cash flow from operations and average monthly revenue per user, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures used in this annual report under “Item 5. Operating and Financial Review and Prospects”. We provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP principles in Note 1 to the tables under “Item 3. Key Information — A. Selected Financial Data”. When we discuss free cash flow from operations in this annual report, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2006.

iii

PART I
     ITEM 3 — KEY INFORMATION
     The U.S. GAAP “selected financial data” as at and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 set forth in this Item 3A has been revised to reflect the restatement described under “Amendment Explanatory Note”. Except for such revisions and cross-references to the relevant notes to our consolidated financial statements, this Item 3A has not been revised and does not reflect events or developments subsequent to the date of the Original Filing.
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

CANADIAN GAAP DATA

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$1,309.5	$1,080.3	$937.6	$862.8	$843.1
Newspapers	928.2	915.6	888.1	845.9	831.6
Broadcasting	393.3	401.4	358.0	340.9	323.4
Leisure and Entertainment	315.8	255.4	241.7	205.0	206.3
Interactive Technologies and Communications	73.9	65.1	51.9	44.8	49.9
Internet/Portals	64.9	50.0	34.5	28.2	26.8
Head Office and inter-segment	(74.7)	(64.9)	(49.4)	(29.5)	(28.1)

	3,010.9	2,702.9	2,462.4	2,298.1	2,253.0

Cost of sales, selling and administrative expenses	(2,208.1)	(1,969.3)	(1,765.2)	(1,686.3)	(1,680.6)
Amortization	(260.7)	(231.9)	(225.9)	(226.6)	(224.6)
Financial expenses	(224.6)	(285.3)	(314.6)	(300.1)	(323.4)
Reserve for restructuring of operations, impairment of assets and other special charges	(18.9)	0.2	(2.8)	(1.8)	(36.9)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(342.6)	(60.0)	(4.8)	144.1	—
Gain (loss) on sales of businesses and other assets	2.2	0.1	9.3	(1.1)	3.6
Depreciation of goodwill and intangible assets	(180.0)	—	—	(0.5)	(178.1)
Income taxes	52.6	(44.0)	(37.4)	12.5	(4.4)
Non-controlling interest	(0.4)	(16.2)	(31.7)	(34.6)	(30.5)
(Loss) income from discontinued operations	(0.1)	—	(1.1)	0.2	(7.9)

Net (loss) income	(169.7)	$96.5	$88.2	$203.9	$(229.8)

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$802.8	$733.6	$697.2	$611.8	$572.4
Additions to property, plant and equipment	435.5	319.8	181.1	131.2	135.8
Ratio of earnings to fixed charges(2)	—	1.5x	1.5x	1.7x	0.4x

	As at December 31,
	2006	2005	2004	2003	2002
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$34.1	$97.4	$108.8	$103.6	$188.3
Total assets	6,583.9	6,675.5	6,509.2	6,610.6	6,742.8
Total debt	2,796.1	2,533.2	2,548.8	2,756.8	3,506.6
Capital stock	1,752.4	1,773.7	1,773.7	1,773.7	1,341.8
Shareholders’ equity	2,237.0	2,450.1	2,459.9	2,395.0	1,751.9

U.S. GAAP DATA

Year Ended December 31,
2006	2005	2004
(restated)(3)	(restated)(3)	(restated)(3)
(in millions, except ratio)
STATEMENT OF INCOME DATA:

Revenues

Cable	$1,312.2	$1,086.5	$946.9
Newspapers	928.2	915.6	888.1
Broadcasting	393.3	401.4	358.0
Leisure and Entertainment	315.8	255.4	241.7
Interactive Technologies and Communications	73.9	65.1	51.9
Internet/Portals	64.9	50.0	34.5
Head Office and inter-segment	(74.7)	(64.9)	(49.4)

3,013.6	2,709.1	2,471.7

Cost of sales, selling and administrative expenses	(2,216.9)	(1,973.5)	(1,764.3)
Amortization	(257.9)	(229.6)	(225.7)
Financial expenses	(220.0)	(304.0)	(322.2)
Reserve for restructuring of operations, impairment of assets and other special charges	(18.9)	0.2	(2.8)
Loss on debt refinancing	(275.7)	(48.5)	(4.8)
Gain on sales of businesses and other assets	2.2	1.6	9.3
Depreciation of goodwill and intangible assets	(180.0)	—	—
Income taxes	12.2	(8.1)	(43.4)
Non-controlling interest	(1.3)	(18.4)	(35.1)
Loss from discontinued operations	(0.1)	—	(0.8)

Net (loss) income	$(142.8)	$128.8	$81.9

OTHER FINANCIAL DATA AND RATIOS:
Operating income(1)	$796.7	$735.6	$707.4
Additions to property, plant and equipment	435.5	319.8	181.1
Comprehensive (loss) income	(56.4)	160.0	(25.5)
Ratio of earnings to fixed charges(2)	—	1.5	x	1.5	x

	As of December 31,
	2006	2005	2004
	(restated) (3)	(restated) (3)	(restated) (3)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$34.1	$97.4	$108.8
Total assets	6,533.4	6,664.1	6,480.1
Long-term debt	2,766.3	2,501.1	2,529.0
Capital stock	1,752.4	1,773.7	1,773.7
Shareholders’ equity	2,155.3	2,275.2	2,204.3

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
     The following table provides a reconciliation of operating income to net (loss) income as disclosed in our financial statements:

						Three Month
						Period
						Ended December
	Years Ended December 31,					31,
	2006	2005	2004	2003	2002	2006	2005
			(in millions)			(in millions)
						(unaudited)
Reconciliation between net (loss) income and operating income disclosed herein (Canadian GAAP)
Net (loss) income	$(169.7)	$96.5	$88.2	$203.9	$(229.8)	$(97.1)	$58.4
Amortization	260.7	231.9	225.9	226.6	224.6	68.3	64.7
Financial expenses	224.6	285.3	314.6	300.1	323.4	57.6	68.3
Reserve for restructuring of operations, impairment of assets and other special charges	18.9	(0.2)	2.8	1.8	36.9	9.5	(0.2)
Loss (gain) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	342.6	60.0	4.8	(144.1)	—	0.5	—
(Gain) loss on sale of businesses and other assets	(2.2)	(0.1)	(9.3)	1.1	(3.6)	(0.4)	—
Depreciation of goodwill and intangible assets	180.0	—	—	0.5	178.1	179.2	—

						Three Month
						Period
						Ended December
	Years Ended December 31,					31,
	2006	2005	2004	2003	2002	2006	2005
			(in millions)			(in millions)
						(unaudited)
Income taxes	(52.6)	44.0	37.4	(12.5)	4.4	29.0	16.8
Non-controlling interest	0.4	16.2	31.7	34.6	30.5	(6.8)	5.4
Loss (income) from discontinued operations	0.1	—	1.1	(0.2)	7.9	(0.4)	—

Operating income	$802.8	$733.6	$697.2	$611.8	$572.4	$239.4	$213.4

     The following table provides a reconciliation under U.S. GAAP of operating income to net (loss) income as disclosed in our financial statements:

	Year Ended December 31,
	2006	2005	2004
	(restated)(3)	(restated)(3)	(restated)(3)
	(in millions)
Reconciliation between net (loss) income and operating income disclosed herein (U.S. GAAP)
Net (loss) income	$(142.8)	$128.8	$81.9
Amortization	257.9	229.6	225.7
Financial expenses	220.0	304.0	322.2
Reserve for restructuring of operations, impairment of assets and other special charges	18.9	(0.2)	2.8
Loss on debt refinancing	275.7	48.5	4.8
Gain on sales of businesses and other assets	(2.2)	(1.6)	(9.3)
Depreciation of goodwill and intangible assets	180.0	—	—
Income taxes	(12.2)	8.1	43.4
Non-controlling interest	1.3	18.4	35.1
Loss from discontinued operations	0.1	—	0.8

Operating income	$796.7	$735.6	$707.4

(2)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the years ended December 31, 2002 and 2006, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $209.2 million and $231.1 million. For the year ended December 31, 2006, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $162.9 million.

(3)	Refer to note 26 of the audited consolidated financial statements for the year ended December 31, 2006.

PART III
     ITEM 17 — FINANCIAL STATEMENTS
     The consolidated financial statements included in this Item 17 include a new report of the auditors. In addition, note 26 “Significant Differences Between GAAP in Canada and in the United States” has been revised to reflect the restatement and a note 28, “Subsequent events” has been included. Except for those revisions, the consolidated financial statements included in this Item 17 have not been restated.
     The consolidated financial statements of Quebecor Media, together with the notes thereto and the auditor’s report thereon, are set forth beginning on pages F-1 of this Amendment No. 2 and under Item 17 of the Original Filing, as amended and restated hereby.
     ITEM 19 — EXHIBITS
     Other than the certifications, which are updated for this filing, no other new exhibits are filed and all other exhibits to the Original Filing remain unchanged.
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

Dated: June 22, 2007

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
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements refer to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2006 and 2005 and the results of their operations and their cash flows for the years ended December 31, 2006, 2005 and 2004 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in Note 26 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other postretirement benefits plans. As described in Note 26, the Company has restated its US GAAP reconciliation from that previously issued.
/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
February 16, 2007, except as to notes 26 and 28, which are as of June 21, 2007

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
Subsequent events (note 28)

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

The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measurement of the liability and compensation cost. Other stock option awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional contributed surplus. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to contributed surplus.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
13.	GOODWILL (continued):

2005
			Adjustment of
	Balance as at	Business	purchase price		Balance as at
	December 31,	acquisitions	allocation and		December 31,
	2004	(disposals)	other		2005

Cable	$2,581.8	$—	$—		$2,581.8
Newspapers	1,011.2	1.0	(10.2	) [1]	1,002.0
Broadcasting	185.3	22.3	(0.5)		207.1
Leisure and Entertainment	39.1	7.8	—		46.9
Interactive Technologies and Communications	3.1	1.3	(0.8)		3.6
Internet/Portals	30.5	—	—		30.5

Total	$3,851.0	$32.4	$(11.5)		$3,871.9

2004
			Adjustment of
	Balance as at	Business	purchase price	Balance as at
	December 31,	acquisitions	allocation and	December 31,
	2003	(disposals)	other	2004

Cable	$2,661.1	$5.2	$(84.5)1	$2,581.8
Newspapers	1,010.8	0.4	—	1,011.2
Broadcasting	165.0	20.3	—	185.3
Leisure and Entertainment	43.6	1.0	(5.5)	39.1
Interactive Technologies and Communications	—	2.8	0.3	3.1
Internet/Portals	25.7	4.8	—	30.5

Total	$3,906.2	$34.5	$(89.7)	$3,851.0

[1]	Recognition of tax benefits not recognized as at the business acquisition date.

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

For the year ended December 31, 2006, a charge of $24.4 million related to the plan is included in income ($10.8 million in 2005 and $15.1 million in 2004).

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
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/Euro	Less than 1 year	1.4459	$25.1
$/CHF	Less than 1 year	0.9265	14.9

Sun Media Corporation
$ / US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries:
$ / US$	Less than 1 year	1.1152	50.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps:

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Quebecor Media Inc.:
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit facilities	2006 to 2009	US$	198.9	6.27%	LIBOR	1.1625
					+2.00%

Term loan B credit facilities	2009 to 2013	US$	198.9	Bankers’	LIBOR	1.1625
				acceptances	+2.00%
				3 months
				+2.22%

Term loan B credit facilities	2006 to 2013	US$	148.9	6.44%	LIBOR	1.1625
					+2.00%

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				+2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				+2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
22.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued):

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
				acceptances
				3 months
				+3.70%

Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
				acceptances
				3 months
				+3.70%

Term-loan B credit facility	2003 to 2009	US$	181.4	Bankers’	LIBOR	1.5175
				acceptances	plus 1.75%
				3 months
				+2.29%

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

Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships

The following 2006, 2005 and 2004 U.S. GAAP financial information from the consolidated statements of income, comprehensive loss and consolidated balance sheets have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships.

As described in Note 26 (iii), the Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with GAAP in the United States requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with GAAP in the United States due to a misinterpretation of the applicable GAAP in the United States.

The following tables summarize the effects of the adjustments on previously reported financial information.

Consolidated statements of income and comprehensive income:

	2006	2005	2004

Decrease in change in fair value and ineffective portion of derivative instruments	$(10.5)	$(18.5)	$(14.2)
Decrease in income tax expense	3.0	6.1	—

Net decrease of net income and comprehensive income	$(7.5)	$(12.4)	$(14.2)

Consolidated balance sheets:

	December 31,	December 31,	December 31,
	2006	2005	2004

Increase in long term debt	$43.1	$32.5	$14.1
Decrease in future income tax liabilities	(9.1)	(6.1)	—
Increase in deficit	34.0	26.4	14.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (CONTINUED):

Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships (continued)

Adjustment to unaudited interim financial information calculated in accordance with U.S. GAAP :

	First quarter	Second quarter	Third quarter	Fourth quarter
	2006	2006	2006	2006

Decrease in change in fair value and ineffective portion of derivative instruments	$(2.5)	$(2.3)	$(2.3)	$(3.4)
Decrease in income tax expense	0.9	0.5	0.9	0.7

Net decrease of net income and comprehensive income	$(1.6)	$(1.8)	$(1.4)	$(2.7)

(a)	Consolidated statements of income:

	2006	2005	2004
	(restated)	(restated)	(restated)

Net (loss) income, as reported in the consolidated statements of income per GAAP in Canada	$(169.7)	$96.5	$88.2
Adjustments:
Development, pre-operating and start-up costs (i)	(0.7)	(1.3)	(2.1)
Pension and postretirement benefits (ii)	0.9	2.1	0.9
Change in fair value and ineffective portion of derivative instruments (iii)	71.6	(7.2)	(7.6)
Stock-based compensation (iv)	(4.8)	—	—
Income taxes (v), (vi)	(40.1)	37.2	(4.4)
Non-monetary transactions (vii)	—	1.5	—
Other	—	—	6.9

Net (loss) income, as adjusted per GAAP in the United States (in Canadian dollars)	$(142.8)	$128.8	$81.9

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

The application of GAAP in the United States requires the disclosure of comprehensive (loss) income in a separate financial statement, which includes net (loss) income as well as revenues, charges, gains and losses recorded directly to equity. The details of the comprehensive loss are as follows:

	2006	2005	2004
	(restated)	(restated)	(restated)

Net (loss) income, as adjusted per GAAP in the United States	$(142.8)	$128.8	$81.9

Pension and post-retirement benefits (ii)	17.6	(18.8)	(4.4)
Derivative instruments (iii)	132.0	(22.0)	(105.7)
Translation adjustment [1]	1.2	(1.3)	0.5
Income taxes (v), (vi)	(64.4)	73.3	2.2

Comprehensive (loss) income per GAAP in the United States	$(56.4)	$160.0	$(25.5)

[1]	Change of the year
Accumulated other comprehensive loss as at December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004

Pension and post-retirement benefits (ii)	$(52.3)	$(30.2)	$(11.4)
Derivative instruments (iii)	(44.4)	(176.4)	(154.4)
Translation adjustment	(1.1)	(2.3)	(1.0)
Income taxes (ii), (v), (vi)	25.8	77.8	4.5

Accumulated other comprehensive loss at end of year	$(72.0)	$(131.1)	$(162.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets:

		2006		2005

	Canada	United States	Canada	United States
		(restated)		(restated)

Goodwill	$3,721.1	$3,717.1	$3,871.9	$3,868.0
Other assets	243.6	197.1	259.4	251.9
Current liabilities	(956.4)	(945.9)	(964.3)	(964.3)
Long-term debt	(2,773.0)	(2,743.2)	(2,530.5)	(2,498.3)
Other liabilities	(356.5)	(470.9)	(359.3)	(684.5)
Future income tax liabilities	(118.9)	(81.0)	(227.0)	(97.7)
Non-controlling interest	(142.1)	(137.1)	(144.3)	(144.0)
Contributed surplus (vi), (viii)	(3,217.2)	(3,395.2)	(3,216.8)	(3,386.4)
Deficit	2,731.5	2,920.3	2,538.1	2,753.7
Accumulated other comprehensive loss	1.1	72.0	2.3	131.1

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets (continued):
(iv)	Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)) in 2006. In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stocks options awards instead of the fair value.

(v)	This adjustment represents the tax impact of United States GAAP adjustments. Furthermore, the Company concluded, in 2005, that the realization of future income tax assets related to its derivative financial instruments was now considered “more likely than not”. Consequently, the tax benefits are recognized since that period in the statement of income and in the statement of comprehensive income.

(vi)	The Company entered into a tax consolidation transactions by which in 2006, the parent company transferred to the Company’s subsidiary, Sun Media Corporation, non-capital losses in exchange of a cash consideration of $16.1 million and by which in 2005, the Company has transferred to its parent company capital losses for a cash consideration of $15.9 million (note 7). Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under GAAP in the United States, since these transactions related to assets transfer between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.

(vii)	In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2006, 2005 and 2004
(tabular amounts in millions of Canadian dollars, except for option data)
27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):
Non-consolidated and condensed balance sheets

	2006	2005

Assets
Current assets	$101.4	$153.6
Advances to subsidiaries	216.3	175.9
Investments in subsidiaries	3,448.7	3,372.9
Convertible obligation and notes receivable — subsidiaries	830.0	1,392.9
Other assets	155.5	84.8

	$4,751.9	$5,180.1

Liabilities and Shareholders’ equity
Current liabilities	$199.4	$207.8
Long-term debt	1,171.4	988.2
Advances from subsidiaries	245.3	77.7
Other liabilities	68.8	63.4
Redeemable preferred shares issued to subsidiaries	830.0	1,392.9
Shareholders’ equity	2,237.0	2,450.1

	$4,751.9	$5,180.1

28.	SUBSEQUENT EVENTS:

On May 31, 2007, the Company announced that it had entered into an acquisition and support agreement pursuant to which the Company will make a take-over bid to acquire all outstanding units of Osprey Media Income Fund (“Osprey Media”) resulting in a total purchase consideration of approximately $518.0 million, including the repayment of the assumed debt of $161.5 million and estimated transaction fees of $1.0 million. Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

On May 31, 2007, the Company also announced that it has made a proposed bid to acquire all of the minority interest in Nurun Inc. for a total cash consideration of approximately $63.4 million. Following the transaction, Nurun would become a wholly-owned subsidiary of Quebecor Media and it would be delisted from the Toronto Stock Exchange.