Form 20-F/A
period 2006-12-31
QUEBECOR MEDIA INC
filed 2008-02-08
CIK 1156831

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 3)

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
☐ Yes            ☑ No

AMENDMENT EXPLANATORY NOTE
     This Amendment No. 3 (this “Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2006 that was originally filed on March 30, 2007, as amended on April 2, 2007 and June 22, 2007 (as so amended, the “Original Filing”), is being filed for the purpose of providing additional disclosures or making some changes to the Original Report pursuant to comments that we received from the U.S. Securities and Exchange Commission.

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

CANADIAN GAAP DATA

Years Ended December 31,
2006	2005	2004	2003	2002
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$1,309.5	$1,080.3	$937.6	$862.8	$843.1
Newspapers	928.2	915.6	888.1	845.9	831.6
Broadcasting	393.3	401.4	358.0	340.9	323.4
Leisure and Entertainment	315.8	255.4	241.7	205.0	206.3
Interactive Technologies and Communications	73.9	65.1	51.9	44.8	49.9
Internet/Portals	64.9	50.0	34.5	28.2	26.8
Head Office and inter-segment	(74.7)	(64.9)	(49.4)	(29.5)	(28.1)

3,010.9	2,702.9	2,462.4	2,298.1	2,253.0

Cost of sales, selling and administrative expenses	(2,208.1)	(1,969.3)	(1,765.2)	(1,686.3)	(1,680.6)
Amortization	(260.7)	(231.9)	(225.9)	(226.6)	(224.6)
Financial expenses	(224.6)	(285.3)	(314.6)	(300.1)	(323.4)
Reserve for restructuring of operations, impairment of assets and other special charges	(18.9)	0.2	(2.8)	(1.8)	(36.9)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(342.6)	(60.0)	(4.8)	144.1	—
Gain (loss) on sales of businesses and other assets	2.2	0.1	9.3	(1.1)	3.6
Depreciation of goodwill and intangible assets	(180.0)	—	—	(0.5)	(178.1)
Income taxes	52.6	(44.0)	(37.4)	12.5	(4.4)
Non-controlling interest	(0.4)	(16.2)	(31.7)	(34.6)	(30.5)
(Loss) income from discontinued operations	(0.1)	—	(1.1)	0.2	(7.9)

Net (loss) income	(169.7)	$96.5	$88.2	$203.9	$(229.8)

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$802.8	$733.6	$697.2	$611.8	$572.4
Additions to property, plant and equipment	435.5	319.8	181.1	131.2	135.8
Ratio of earnings to fixed charges or coverage deficiency(2)(3)	231.1	1.5	x	1.5	x	1.7	x	209.2

	As at December 31,
	2006	2005	2004	2003	2002
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$34.1	$97.4	$108.8	$103.6	$188.3
Total assets	6,583.9	6,675.5	6,509.2	6,610.6	6,742.8
Total debt	2,796.1	2,533.2	2,548.8	2,756.8	3,506.6
Capital stock	1,752.4	1,773.7	1,773.7	1,773.7	1,341.8
Shareholders’ equity	2,237.0	2,450.1	2,459.9	2,395.0	1,751.9

U.S. GAAP DATA

Year Ended December 31,
2006	2005	2004	2003	2002
(restated)(4)	(restated)(4)	(restated)(4)
(in millions, except ratio)
STATEMENT OF INCOME DATA:

Revenues

Cable	$1,312.2	$1,086.5	$946.9	$862.8	$843.1
Newspapers	928.2	915.6	888.1	845.9	831.6
Broadcasting	393.3	401.4	358.0	340.9	323.4
Leisure and Entertainment	315.8	255.4	241.7	205.0	206.3
Interactive Technologies and Communications	73.9	65.1	51.9	44.8	49.9
Internet/Portals	64.9	50.0	34.5	28.2	26.8
Head Office and inter-segment	(74.7)	(64.9)	(49.4)	(29.5)	(28.1)

3,013.6	2,709.1	2,471.7	2,298.1	2,253.0

Cost of sales, selling and administrative expenses	(2,216.9)	(1,973.5)	(1,764.3)	(1,683.0)	(1,677.0)
Amortization	(257.9)	(229.6)	(225.7)	(226.6)	(224.6)
Financial expenses	(220.0)	(304.0)	(322.2)	(467.6)	(179.7)
Reserve for restructuring of operations, impairment of assets and other special charges	(18.9)	0.2	(2.8)	(1.8)	(36.9)
Loss on debt refinancing	(275.7)	(48.5)	(4.8)	(9.6)	—
Gain (loss) on sales of businesses and other assets	2.2	1.6	9.3	(1.1)	3.6
Depreciation of goodwill and intangible assets	(180.0)	—	—	(0.5)	(2,322.4)
Income taxes	12.2	(8.1)	(43.4)	13.8	(5.5)
Non-controlling interest	(1.3)	(18.4)	(35.1)	(34.6)	(30.5)
Other (expenses) revenues and (loss) income from discontinued operations	(0.1)	—	(0.8)	16.4	11.6

Net (loss) income	$(142.8)	$128.8	$81.9	$(96.5)	$(2,208.4)

OTHER FINANCIAL DATA AND RATIOS:
Operating income(1)	$796.7	$735.6	$707.4	$615.1	$576.0
Additions to property, plant and equipment	435.5	319.8	181.1	131.2	135.8
Comprehensive (loss) income	(56.4)	160.0	(25.5)	(155.7)	(2,204.1)
Ratio of earnings to fixed charges or coverage deficiency(2)(3)	162.9	1.5	x	1.5	x	76.0	2,205.5

	As of December 31,
	2006	2005	2004	2003	2002
	(restated) (4)	(restated) (4)	(restated) (4)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$34.1	$97.4	$108.8	$103.6	$188.3
Total assets	6,533.4	6,664.1	6,480.1	6,602.2	6,885.2
Long-term debt	2,766.3	2,501.1	2,529.0	2,736.1	3,548.3
Capital stock	1,752.4	1,773.7	1,773.7	1,773.7	1,341.8
Shareholders’ equity	2,155.3	2,275.2	2,204.3	2,253.3	1,820.4

(1)	Quebecor Media defines operating income, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets, depreciation of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Quebecor Media defines operating income, as reconciled to net (loss) income under U.S. GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain (loss) on sales of businesses and other assets, depreciation of goodwill and intangible assets, income taxes, non-controlling interest, other (expenses) revenues and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our management believes that operating income is a meaningful measure of performance. Our parent company, Quebecor Inc., considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. The Company uses other measures that do reflect such costs, such as free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.
     The following table provides a reconciliation of operating income to net (loss) income as disclosed in our financial statements:

						Three Month
						Period
						Ended December
	Years Ended December 31,					31,
	2006	2005	2004	2003	2002	2006	2005
			(in millions)			(in millions)
						(unaudited)
Reconciliation between net (loss) income and operating income disclosed herein (Canadian GAAP)
Net (loss) income	$(169.7)	$96.5	$88.2	$203.9	$(229.8)	$(97.1)	$58.4
Amortization	260.7	231.9	225.9	226.6	224.6	68.3	64.7
Financial expenses	224.6	285.3	314.6	300.1	323.4	57.6	68.3
Reserve for restructuring of operations, impairment of assets and other special charges	18.9	(0.2)	2.8	1.8	36.9	9.5	(0.2)
Loss (gain) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	342.6	60.0	4.8	(144.1)	—	0.5	—
(Gain) loss on sale of businesses and other assets	(2.2)	(0.1)	(9.3)	1.1	(3.6)	(0.4)	—
Depreciation of goodwill and intangible assets	180.0	—	—	0.5	178.1	179.2	—

						Three Month
						Period
						Ended December
	Years Ended December 31,					31,
	2006	2005	2004	2003	2002	2006	2005
			(in millions)			(in millions)
						(unaudited)
Income taxes	(52.6)	44.0	37.4	(12.5)	4.4	29.0	16.8
Non-controlling interest	0.4	16.2	31.7	34.6	30.5	(6.8)	5.4
Other expenses (revenues) and loss (income) from discontinued operations	0.1	—	1.1	(0.2)	7.9	(0.4)	—

Operating income	$802.8	$733.6	$697.2	$611.8	$572.4	$239.4	$213.4

     The following table provides a reconciliation under U.S. GAAP of operating income to net (loss) income as disclosed in our financial statements:

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(restated)(4)	(restated)(4)	(restated)(4)
			(in millions)
Reconciliation between net (loss) income and operating income disclosed herein (U.S. GAAP)
Net (loss) income	$(142.8)	$128.8	$81.9	$(96.5)	$(2,208.4)
Amortization	257.9	229.6	225.7	226.6	224.6
Financial expenses	220.0	304.0	322.2	467.6	179.7
Reserve for restructuring of operations, impairment of assets and other special charges	18.9	(0.2)	2.8	1.8	36.9
Loss on debt refinancing	275.7	48.5	4.8	9.6	—
(Gain) loss on sales of businesses and other assets	(2.2)	(1.6)	(9.3)	1.1	(3.6)
Depreciation of goodwill and intangible assets	180.0	—	—	0.5	2,322.4
Income taxes	(12.2)	8.1	43.4	(13.8)	5.5
Non-controlling interest	1.3	18.4	35.1	34.6	30.5
Other expenses (revenues) and loss (income) from discontinued operations	0.1	—	0.8	(16.4)	(11.6)

Operating income	$796.7	$735.6	$707.4	$615.1	$576.0

(2)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.

(3)	Our 2006 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP). We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2006.

(4)	Refer to note 26 of the audited consolidated financial statements for the year ended December 31, 2006.
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
     Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) during the twelve months following December 31, 2006. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by its publicly-traded subsidiaries, including TVA Group.
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
     Revenue recognition policies for each of the Company’s principal segments are as follows:
Cable segment
     The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable connecting fees and operating services), the other for equipment sales to subscribers.
     Cable connection fee revenues of the Cable segment are deferred and recognized as revenue over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable, business solution and other services, such as Internet access, telephony and wireless, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of wireless phones, revenue from equipment sales are recognized when the phone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers related to service are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotion offers related to equipment are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis representing the period over which the services are provided.
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

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, Inc., as of January 12, 2007 (translation) (previously filed in the Original Filing).

1.12	By-law number 2007-1 of Quebecor Media Inc. (translation) (previously filed in the Original Filing).

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

7.1	Statement regarding calculation of ratio of earnings to fixed charges (previously filed in the Original Filing).

8.1	Subsidiaries of Quebecor Media Inc. (previously filed in the Original Filing).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

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

Dated: February 8, 2008

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

/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
February 16, 2007, except as to Notes 26 and 28, which are dated as of June 21, 2007

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

Revenue recognition policies for each of the Company’s main segments are as follows:

Cable segment

The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable connecting fees and operating services) and the other for equipment sales to subscribers.

Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, telephony and wireless, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of wireless phones, revenue from equipment sales are recognized when the phone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers related to services are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotion offers related to equipment are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

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

The fair value adjustment to the carrying value of debt was previously calculated by comparing the fair value of the hedged debt at the end of a period to its fair value at the issuance date, excluding any impact of principal repayments since the debt issuance date. The fair value of the debt was previously determined by discounting future cash flows using the risk-free interest rate (swap rates excluding our credit risk premium) as at the date of valuation. Using this method, the fair value of the debt at inception was higher than its initial carrying value on the issuance date due to the fact that the discount rate used to fair value the debt is lower than the Company's cost of borrowing. Using this present value as the starting point to calculate the change to the fair value related to the risk being hedged resulted in the reversal of the initial difference as time advanced. In 2007, the Company determined that we should exclude the impact of this reversal in the recognition of the fair value adjustment to the carrying value of debt, in order to reflect only the impact of the risk being hedged.

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

The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The Company’s cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.

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