Form 20-F
period 2007-12-31
QUEBECOR MEDIA INC
filed 2008-03-27
CIK 1156831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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
123,602,807 Common Shares
110,000 Cumulative First Preferred Shares, Series C
2,555,000 Cumulative First Preferred Shares, Series G
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
☐ Yes                 ☑ No

EXPLANATORY NOTES
     In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company” and “Quebecor Media” refer to Quebecor Media Inc., a company constituted under Part 1A of the Companies Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiaries; all references in this annual report to “Osprey Media” are to our indirect wholly-owned subsidiary Osprey Media Group Inc. and its subsidiaries; all references to “Le SuperClub Videotron” are to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée and its subsidiaries; all references in this annual report to “TVA Group” are to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are to our indirect wholly-owned subsidiary Nurun Inc. and its subsidiaries; and all references in this annual report to “Canoe” are to our subsidiary Canoe Inc. and its subsidiaries. All references to “Vidéotron Telecom” are to Videotron Telecom Ltd., which prior to its merger with Vidéotron on January 1, 2006, had been our indirect wholly-owned subsidiary. All references in this annual report to “Quebecor” are references to Quebecor Inc., all references to “Quebecor World” are to Quebecor World Inc., and all references to “Capital CDPQ” are to CDP Capital d’Amérique Investissements inc.
     In this annual report, all references to the “CRTC” are references to The Canadian Radio-television and Telecommunications Commission.
     In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/4% Senior Notes due 2016 issued on January 17, 2006 and our 7 3/4% Senior Notes due 2016 issued on October 5, 2007.
INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, A.C. Nielsen Media Research, the Bureau of Broadcast Management (BBM), Kagan Research LLC, the Canadian Newspaper Association, the Audit Bureau of Circulations, NADbank® Inc. and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.
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
PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included under “Item 17. Financial Statements” of this annual report. We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average monthly revenue per user, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures used in this annual report under “Item 5. Operating and Financial Review and Prospects”. We provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP in footnote 1 to the tables under “Item 3. Key Information — A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2007.
EXCHANGE RATE INFORMATION
     We prepare our financial statements in Canadian dollars. The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as published by the Federal Reserve Bank of New York, or the “noon buying rate”. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates published by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 14, 2008, the inverse of the noon buying rate was $1.00 equals US$1.0135. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2007	0.9309	1.0908	0.8437	1.0120
December 31, 2006	0.8818	0.9100	0.8528	0.8582
December 31, 2005	0.8254	0.8690	0.7872	0.8579
December 31, 2004	0.7682	0.8493	0.7158	0.8309
December 31, 2003	0.7139	0.7738	0.6349	0.7738

Month Ended:	Average(2)	High	Low	Period End

March 2008 (through March 14, 2008)	1.0100	1.0162	1.0025	1.0135
February 29, 2008	1.0014	1.0291	0.9815	1.0061
January 31, 2008	0.9902	1.0096	0.9714	0.9982
December 31, 2007	0.9979	1.0221	0.9789	1.0120
November 30, 2007	1.0351	1.0908	0.9993	0.9993
October 31, 2007	1.0255	1.0531	0.9998	1.0531
September 30, 2007	0.9754	1.0041	0.9482	1.0041

(1)	The average of the exchange rates for all days during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	the outcome of Canada’s upcoming wireless spectrum auction and our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information — Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under “Item 10. Additional Information — Documents on Display”.

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
A — Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2003 through 2007. Our selected historical consolidated financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2005, 2006 and 2007 and “Balance Sheet Data” as at December 31, 2006 and 2007 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and are included in “Item 17. Financial Statements” of this annual report. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The selected consolidated statement of income data presented below for the years ended December 31, 2003 and 2004 and consolidated balance sheet data as at December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this annual report. The information presented under the caption “Ratio of earnings to fixed charges or coverage deficiency” is unaudited. The selected financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1).
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 26 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

CANADIAN GAAP DATA

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in millions, except ratio)

STATEMENT OF INCOME DATA:
Revenues
Cable	$1,552.6	$1,309.5	$1,080.3	$937.6	$862.8
Newspapers	1,028.1	928.2	915.6	888.1	845.9
Broadcasting	415.5	393.3	401.4	358.0	340.9
Leisure and Entertainment	329.8	315.8	255.4	241.7	205.0
Interactive Technologies and Communications	82.0	73.9	65.1	51.9	44.8
Internet/Portals	48.3	41.6	35.2	26.5	21.6
Head office and inter-segment	(90.4)	(63.7)	(57.6)	(46.9)	(29.1)

	3,365.9	2,998.6	2,695.4	2,456.9	2,291.9

Cost of sales, selling and administrative expenses	(2,402.0)	(2,199.0)	(1,963.3)	(1,759.7)	(1,680.3)
Amortization	(290.4)	(260.7)	(231.9)	(225.9)	(226.6)
Financial expenses	(240.0)	(224.6)	(285.3)	(314.6)	(300.1)
Reserve for restructuring of operations, impairment of assets and other special charges	(11.6)	(18.9)	0.2	(2.8)	(1.8)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(1.0)	(342.6)	(60.0)	(4.8)	144.1
Gain (loss) on sale of businesses and other assets	0.4	2.2	0.1	9.3	(1.1)
Impairment of goodwill and intangible assets	(5.4)	(180.0)	—	—	(0.5)
Income taxes	(74.8)	53.7	(43.5)	(37.4)	12.5
Non-controlling interest	(19.2)	(0.4)	(16.2)	(31.7)	(34.5)
Income (loss) from discontinued operations	5.2	2.0	1.0	(1.1)	0.3

Net income (loss)	$327.1	$(169.7)	$96.5	$88.2	$203.9

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$963.9	$799.6	$732.1	$697.2	$611.6
Additions to property, plant and equipment	468.7	435.5	319.8	181.1	131.2
Comprehensive income (loss)(2)	373.1	(168.5)	95.2	88.7	205.2
Ratio of earnings to fixed charges or coverage deficiency (3)(4) (unaudited)	2.7x	$231.1	1.5x	1.5x	1.7x

	At December 31,
	2007	2006	2005	2004	2003
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$26.1	$34.1	$97.4	$108.8	$103.6
Total assets	7,560.9	6,583.9	6,675.5	6,509.2	6,610.6
Total debt (current and long-term portions)	3,027.5	2,796.1	2,533.2	2,548.8	2,756.8
Capital stock	1,752.4	1,752.4	1,773.7	1,773.7	1,773.7
Shareholders’ equity	2,450.3	2,237.0	2,450.1	2,459.9	2,395.0
Cash dividends declared	110.0	23.7	105.0	20.0	—
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

U.S. GAAP DATA

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$1,552.0	$1,312.2	$1,086.5	$946.9	$862.8
Newspapers	1,028.1	928.2	915.6	888.1	845.9
Broadcasting	415.5	393.3	401.4	358.0	340.9
Leisure and Entertainment	329.8	315.8	255.4	241.7	205.0
Interactive Technologies and Communications	82.0	73.9	65.1	51.9	44.8
Internet/Portals	48.3	41.6	35.2	26.5	21.6
Head office and inter-segment	(90.4)	(63.7)	(57.6)	(46.9)	(29.1)

	3,365.3	3,001.3	2,701.6	2,466.2	2,291.9
Cost of sales, selling and administrative expenses	(2,406.5)	(2,207.8)	(1,967.5)	(1,758.8)	(1,677.0)
Amortization	(287.7)	(257.9)	(229.6)	(225.7)	(226.6)
Financial expenses	(229.1)	(220.0)	(304.0)	(322.2)	(467.6)
Reserve for restructuring of operations, impairment of assets and other special charges	(11.6)	(18.9)	0.2	(2.8)	(1.8)
Loss on debt refinancing	(1.0)	(275.7)	(48.5)	(4.8)	(9.6)
Gain (loss) on sales of businesses and other assets	0.4	2.2	1.6	9.3	(1.1)
Impairment of goodwill and intangible assets	(5.4)	(180.0)	—	—	(0.5)
Income taxes	(99.7)	13.3	(7.6)	(43.4)	13.8
Non-controlling interest	(17.0)	(1.3)	(18.4)	(35.1)	(34.5)
Other (expenses) revenues and (loss) income from discontinued operations	5.2	2.0	1.0	(0.8)	16.5

Net income (loss)	$312.9	$(142.8)	$128.8	$81.9	$(96.5)

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$958.8	$793.5	$734.1	$707.4	$614.9
Additions to property, plant and equipment	468.7	435.5	319.8	181.1	131.2
Comprehensive (loss) income	356.9	(56.4)	160.0	(25.5)	(155.7)
Ratio of earnings to fixed charges or coverage deficiency (3)(4) (unaudited)	2.7x	$162.9	1.5x	1.5x	$76.0

	At December 31,
	2007	2006	2005	2004	2003
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$26.1	$34.1	$97.4	$108.8	$103.6
Total assets	7,523.4	6,533.4	6,664.1	6,480.1	6,602.2
Total debt (current and long-term portion)	3,016.1	2,766.3	2,501.1	2,529.0	2,736.1
Capital stock	1,752.4	1,752.4	1,773.7	1,773.7	1,773.7
Shareholders’ equity	2,407.9	2,155.3	2,275.2	2,204.3	2,253.3
Cash dividends declared	110.0	23.7	105.0	20.0	—
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

(1)	Quebecor Media defines operating income, reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income (loss) from discontinued operations. Quebecor Media defines operating income, reconciled to net income (loss) under U.S. GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain (loss) on sale of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest, and other (expenses) revenues and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. The following table provides a reconciliation under Canadian GAAP of operating income to net income (loss) as presented in our consolidated financial statements:

	Year Ended December 31,
	2007	2006	2005	2004	2003

Reconciliation of operating income to net income (loss) (Canadian GAAP) (in millions of Canadian dollars)

Operating income
Cable	$642.7	$512.5	$413.3	$363.8	$289.7
Newspapers	225.9	207.6	222.2	227.8	224.8
Broadcasting	59.4	42.1	53.0	80.5	81.5
Leisure and Entertainment	27.0	19.3	27.0	22.7	14.7
Interactive Technologies and Communications	2.8	7.5	3.9	2.3	1.1
Internet/Portals	6.9	10.1	9.0	4.5	2.9
Head office	(0.8)	0.5	3.7	(4.4)	(3.1)

	963.9	799.6	732.1	697.2	611.6
Amortization	(290.4)	(260.7)	(231.9)	(225.9)	(226.6)
Financial expenses	(240.0)	(224.6)	(285.3)	(314.6)	(300.1)
Reserve for restructuring of operations, impairment of assets and other special charges	(11.6)	(18.9)	0.2	(2.8)	(1.8)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(1.0)	(342.6)	(60.0)	(4.8)	144.1
Gain (loss) on sale of businesses and other assets	0.4	2.2	0.1	9.3	(1.1)
Impairment of goodwill and intangible assets	(5.4)	(180.0)	—	—	(0.5)
Income taxes	(74.8)	53.7	(43.5)	(37.4)	12.5
Non-controlling interest	(19.2)	(0.4)	(16.2)	(31.7)	(34.5)
Income (loss) from discontinued operations	5.2	2.0	1.0	(1.1)	0.3

Net income (loss)	$327.1	$(169.7)	$96.5	$88.2	$203.9

The following table provides a reconciliation under U.S. GAAP of operating income to net income (loss) as disclosed in our financial statements:

	Year Ended December 31,
	2007	2006	2005	2004	2003

Reconciliation of operating income to net income (loss) (U.S. GAAP) (in millions of Canadian dollars)

Operating Income
Cable	$640.4	$508.8	$411.4	$362.2	$292.6
Newspapers	224.8	206.9	221.6	232.4	224.4
Broadcasting	62.1	43.4	58.3	87.5	81.7
Leisure and Entertainment	26.9	19.3	26.2	22.9	15.0
Interactive Technologies and Communications	2.8	7.5	3.9	2.3	1.4
Internet/Portals	6.9	10.1	9.0	4.5	2.9
Head office	(5.1)	(2.5)	3.7	(4.4)	(3.1)

	958.8	793.5	734.1	707.4	614.9
Amortization	(287.7)	(257.9)	(229.6)	(225.7)	(226.6)
Financial expenses	(229.1)	(220.0)	(304.0)	(322.2)	(467.6)
Reserve for restructuring of operations, impairment of assets and other special charges	(11.6)	(18.9)	0.2	(2.8)	(1.8)
Loss on debt refinancing	(1.0)	(275.7)	(48.5)	(4.8)	(9.6)
Gain (loss) on sale of businesses and other assets	0.4	2.2	1.6	9.3	(1.1)
Impairment of goodwill and intangible assets	(5.4)	(180.0)	—	—	(0.5)
Income taxes	(99.7)	13.3	(7.6)	(43.4)	13.8
Non-controlling interest	(17.0)	(1.3)	(18.4)	(35.1)	(34.5)
Other (expenses) revenues and (loss) income from discontinued operations	5.2	2.0	1.0	(0.8)	16.5

Net income (loss)	$312.9	$(142.8)	$128.8	$81.9	$(96.5)

(2)	Effective January 1, 2007, the Company adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP. See see Note 1(b) to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(3)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.

(4)	Our 2006 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP). We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2007.
B — Capitalization and Indebtedness
     Not applicable.
C — Reasons for the Offer and Use of Proceeds
     Not applicable.

D — Risk Factors
     This section describes some of the risks that could affect our business, financial condition and results of operations as well as the market value of our issued and outstanding Senior Notes. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this document.
     The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in highly competitive industries with emerging technological developments, and our inability to effectively compete could have a material adverse effect on our business, prospects, financial condition and results of operations.
     We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The CRTC has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC has also acquired a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. In addition, the Internet, as well as distribution over mobile devices, may become competitive broadcast distribution platforms in the future.
     In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services as well as open WIFI networks in some cities. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.
     Our voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2008 and subsequent years, particularly as a result of the federal government’s recent decision to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services.
     With our current Mobile Virtual Network Operator (or “MVNO”)-based wireless telephony service, we compete against a mix of corporations, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WIFI, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. There can be no assurance that current or future competitors will not provide services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. Any of these factors could adversely affect our ability to operate our MVNO-based wireless business successfully and profitably.
     In our broadcasting and publishing operations, we compete for advertising revenue and viewers/readers. Competition for newspaper advertising revenue is largely based on readership, circulation, market demographics, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising revenue and readers comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition has intensified as a result of digital media technologies. Distribution of news, entertainment and other information over the Internet, as well as through other media platforms, such as cellular phones and wireless devices, continues to grow in popularity. These technological developments are increasing the number of media choices available to advertisers and audiences. As media audiences fragment, advertisers will continue to allocate a portion of their advertising budgets to non-traditional media, such as Web sites and search engines. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do.
     We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our advertising and circulation revenues, prospects, financial condition and results of operations.
Certain risks associated with our participation in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz range.
     We have filed an application to participate in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz Range, which is scheduled to commence on May 27, 2008 (the “3G Spectrum Auction”). If our application is accepted by Industry Canada, we intend to focus in the 3G Spectrum Auction on those areas that we believe present attractive growth prospects for our service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate), and intend to be financially disciplined with respect to prices we are willing to pay for any such licenses. We can provide no assurance, however, that our bidding strategy in the 3G Spectrum Auction will be successful or that spectrum in the auction that meets our internally developed criteria will be available to us at acceptable prices.
     Subject to applicable 3G Spectrum Auction rules and our own strategic considerations, we may also enter into agreements with one or more partners relating to licenses outside of the Province of Québec, with a view to launching a national wireless service operation in Canada. We have not determined whether we will enter into any such agreement, and there can be no assurance that we would be able to enter into any such agreement on commercially compelling terms or at all. If we are successful in the 3G Spectrum Auction and are awarded spectrum, it is currently anticipated that the spectrum for the Province of Québec, if obtained, will be transferred to our wholly-owned subsidiary Videotron, and we are currently considering various alternatives regarding our potential acquisition of spectrum outside the Province of Québec and the launch of a national wireless service.
     If we are successful in the 3G Spectrum Auction, we expect to incur significant operating expenses and capital expenditures to acquire the licenses and build-out and launch this service in the markets in which licenses are granted to us. Any such 3G undertaking will require us to obtain additional financing, and we can provide no assurance that we would be able to obtain any such financing on commercially reasonable terms or at all. Moreover, any such 3G investment would, in the future, also require ongoing capital expenditures for the maintenance, expansion and upgrade of the mobile wireless network.
     In June 2007, Industry Canada released a new antenna tower policy that includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. These procedures could make it more costly for us to pursue a strategy of building a 3G network and could lead to delays in acquiring new sites for cellular towers.
     The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including the ability of wireless providers to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. The government agencies having jurisdiction over any wireless business that we may develop could adopt regulations or take other actions that could adversely affect our wireless business and operations, including actions that could increase competition or that could increase our costs.
     We anticipate that the 3G Spectrum Auction will be highly competitive, since, at March 10, 2008, thirty groups had filed applications to participate. If we were to become a facilities-based wireless provider, we would compete primarily with established incumbent wireless service providers and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WIFI, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Our facilities-based wireless provider business would also compete with rivals for dealers and retail distribution outlets. There can be no assurance that current or future competitors will not provide services comparable or superior to those we would provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. Any of these factors could adversely affect our ability to launch a facilities-based wireless business successfully and profitably.
     In addition, there can be no assurance that any 3G technology that we may in the future deploy as part of the build-out and launch of a facilities-based wireless service will be competitive or compatible with other technologies. As with any new technology, there is a risk that the new technology may not perform as expected and we may be unable to deliver next generation services in a cost-effective manner. In addition, there are currently various 3G wireless network standards and competing technologies that are being developed and implemented in Canada and other parts of the world. None of the competing technologies is directly compatible with the others. If the 3G technology that gains the most widespread acceptance is not compatible with a network that we may in the future develop, competing services based on such alternative technology may be preferable to subscribers.
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
     Our cable business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will in the future need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and telephony services. Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires capital investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we recently upgraded our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. With the completion of this project, approximately 97% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater.
     In the future, we may not be able to obtain the funds necessary to finance investments in respect of our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategies and effect capital expenditure required to maintain our leadership position, and our business, financial condition, results of operations and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.
     See also the following risk factors in this section: “— We operate in highly competitive industries with emerging technological developments, and our inability to effectively compete could have a material adverse effect on our business, prospects, financial condition and results of operations,” “— Certain risks associated with our participation in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz range” and “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.”
We may not successfully implement our business and operating strategies.
     Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our operating subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. Our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.
We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our financial results and operations could be adversely affected.
     We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have in the past and may in the future seek to make opportunistic or strategic acquisitions (such as our acquisition of Osprey Media) and further expand the types of businesses in which we participate under appropriate conditions. This growth has placed, and will continue to place, a significant demand on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition. Such acquisitions and expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations. In addition, if we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, it could have a material adverse effect on our business, reputation, financial condition or results of operations.
We may not successfully integrate the operations of Osprey Media.
     Our ability to realize the benefits of our acquisition of Osprey Media, including operating efficiencies related to the sharing of management, production, printing and distribution, will depend in part upon whether the operations of Osprey Media can be integrated with our existing newspaper operations in an efficient and effective manner. The integration of these business organizations and operations could interfere with the activities of these companies, which could have material adverse effects on their operations, and failure to successfully integrate, or significant delays in integrating, these business organizations could have an adverse effect on our results of operations and could result in the failure to achieve certain of the anticipated benefits of our acquisition of Osprey Media. Furthermore, the integration of the business organizations may be more costly than anticipated and may divert management attention away from the activities or day-to-day operation of one or more of our businesses, which could have adverse effects on their operations.
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
     Our ability to distribute television programming at a reasonable cost is also linked to the risk of being imposed a carriage fee for over-the-air television. In November 2007, the CRTC agreed to revisit the concept of a subscriber fee proposed by over-the-air television stations (OTAs) for the carriage of their signals by broadcaster distribution undertakings, such as cable and satellite.
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
     The most significant cost in our broadcasting business is television programming. Our broadcasting operations may be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. To that effect, in a submission to the CRTC pursuant to Broadcasting Notice of Public Hearing CRTC 2006-5, dated June 12, 2006, and entitled “Review of certain aspects of the regulatory framework for over-the-air television,” we requested that our regulator lift the current obligations imposed on TVA to buy an earmarked percentage of programs from independent producers that are all members of a single union. This request was denied.
     Developments in cable, satellite, Internet, wireless and other forms of content distribution could also affect both the availability and the cost of programming and increase competition for advertising revenue. The production and distribution costs of television and other forms of entertainment may also increase in the future. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in accounting adjustments that would accelerate the recognition of expenses.
Our advertising revenue is subject to cyclical and seasonal variations and prevailing economic conditions, which may cause our results to vary. In addition, traditional television audiences are being fragmented.

     Some of our businesses are cyclical in nature and have experienced significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, because a significant portion of our revenue is derived from retail and auto-sector advertisers, which have historically been sensitive to broader economic cycles, our business, financial condition or results of operations could be materially adversely affected by a downturn in the retail or automotive sectors. In addition, the traditional television audience has grown increasingly fragmented, due in part to the evolution of alternative content delivery sources, such as the Internet and electronic mobile devices. If the television market continues to fragment, our business, financial condition and results of operations could be materially adversely affected. See also “Item 4. Information on the Company — Business Overview — Regulation — Canadian Broadcast Programming (Off the Air and Thematic Television) — Advertising” elsewhere in this annual report.
We provide our digital television, Internet access and telephony services through a single clustered network, which may be more vulnerable to widespread disruption.
     We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend.
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
     Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.
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
We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labour-intensive, resulting in a relatively high fixed-cost structure.
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2007, our newspaper operations’ total newsprint consumption was approximately 170,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 12.7% ($106.3 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2007. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
     In addition since newspaper publishing is labour intensive, our business has a relatively high fixed cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
We may be adversely affected by strikes and other labour protests.
     At December 31, 2007, approximately 38% of our 17,300 employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 115 collective bargaining agreements:
•	Videotron is party to 5 collective bargaining agreements, representing approximately 2,558 employees. Of these collective bargaining agreements, one (representing approximately 40 employees) has expired. Negotiations regarding this collective bargaining agreement will be undertaken in 2008. Two others, representing approximately 2,308 employees, or 90% of Videotron’s unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing 210 employees, or 8% of Videotron’s unionized workforce, will expire between January 2010 and August 2011;

•	Sun Media is party to 48 collective bargaining agreements, representing approximately 2,004 employees. Of these, 12 collective bargaining agreements, representing approximately 941 employees, or 47% of Sun Media’s unionized workforce, have expired. Negotiations regarding these 12 collective bargaining agreements are either in progress or will be undertaken in 2008. The other 36 of Sun Media’s collective bargaining agreements, representing approximately 1,063 employees, or 53% of its unionized workforce, are scheduled to expire on various dates through December 2010;
•	Osprey Media is party to 40 collective bargaining agreements, representing approximately 820 employees. All of Osprey Media’s collective bargaining agreements are scheduled to expire on various date between June 2008 and April 2011;

•	TVA Group is party to 15 collective bargaining agreements, representing approximately 830 employees. Of this number, 7 collective bargaining agreements, representing approximately 120 employees, or 14% of its unionized workforce, are expired. Negotiations regarding these 7 collective bargaining agreements are either in progress or will be undertaken in 2008. 8 of TVA Group’s collective bargaining agreements, representing approximately 710 employees, or 86% of its unionized workforce, will expire between October 2008 and the end of December 2009; and

•	The other 7 collective bargaining agreements, representing approximately 370 or 6% of our unionized employees, will expire between the end of April 2009 and June 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of the Journal de Québec that began on April 22, 2007, and, recently, a labour disruption involving the pressroom at the Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.
We may be adversely affected by litigation and other claims.
     In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. For example, in July 2007, a motion to certify a class action was filed in the Province of Québec with respect to interruptions in Videotron’s Internet service. Although, in the opinion of our management, the outcome of this class action and other claims is not expected to have a material adverse effect on our results, liquidity or financial position, a negative outcome could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, results of operations and financial condition.
We have substantial debt and significant interest payment requirements, which could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.
     We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2007, we had $3.0 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from continuing operations to make interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds on commercially reasonable terms, if at all.
     Although we are leveraged, the respective indentures governing our outstanding Senior Notes, as well as our existing credit facilities, permit us to incur substantial additional indebtedness in the future, including up to an additional $100.0 million that we may borrow under our revolving credit facility. We are also permitted to borrow up to a further $350.0 million under our existing credit facilities. For more information regarding our long-term debt and our 2007 financing transactions, see Notes 4 and 5 of our audited consolidated financial statements for the year ended December 31, 2007 included under “Item 17. Financial Statements” of this annual report. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify.
Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
     Our Senior Secured Credit Facilities and the respective indentures governing our outstanding Notes contain a number of operating and financial covenants restricting our ability to, among other things:
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
     If we are unable to comply with these covenants and are unable to obtain waivers from our lenders, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on our Senior Notes.
     We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Each of Videotron and Sun Media has outstanding publicly held notes and each of Videotron, Sun Media and Osprey Media has credit facilities that limit the ability of each to distribute cash to us.
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
We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us.
     We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. There can be no assurance that the terms and conditions of such additional financing will be favourable to us or that any such financing will be available at all.
We may be adversely affected by exchange rate fluctuations.
     Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain capital expenditures, such as the purchase of set-top boxes and cable modems and certain capital expenditures, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt, these hedging transactions could, in certain instances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.
     The fair value of the derivative financial instruments are estimated using period-end market rates and reflect the amount Quebecor Media would receive or pay if the instruments were closed out at those dates. At December 31, 2007, the net aggregate fair market value of the derivative financial instruments was negative $538.5 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.
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
We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition, prospects and results of operations.
     Broadcasting operations in Canada are subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. See “Item 4. Information on the Company — Business Overview — Regulation”.
     Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, the Federal Government introduced a bill in a previous session of Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to impose fines of up to $15.0 million on telecommunications companies that do not comply with this law. We do not know whether this bill will be re-introduced in Parliament or whether it will become law.
     At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.
     On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.” In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. As a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share — including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share — including audiences to both discretionary and OTA services. The

CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting distribution undertakings (BDUs) in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.
     On July 5, 2007, the CRTC announced a review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC is considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. Whether any changes, and if so what changes, to either regulatory framework will arise from this review cannot be predicted with certainty.
     Changes to the regulations and policies governing broadcast television, specialty program services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition, prospects and results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the “black market” reception of satellite television signals (i.e. the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the “grey market” reception of satellite television signals (i.e. the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. In September 2006, the Québec Court of Appeal upheld the lower court’s decision.
     On December 18, 2006, the federal government issued a policy direction to the CRTC which requires the CRTC to now take a more market-based approach to implementing the Telecommunications Act. This policy direction applies prospectively to the wide-variety of telecommunications-related regulatory issues that the CRTC handles. Application of this policy could result in future material changes to telecommunications regulation.
     As described more fully under the heading “Item 4. Information on the Company — Business Overview — Regulation — Canadian Broadcast Distribution (Cable Television) — Licensing of Canadian Broadcasting Distribution Undertakings,” the CRTC has approved, since August 2007, the applications of a number of ILECs for forbearance from regulation of residential and business local exchange services affecting a large portion of the market in which Videotron operates. These rulings allow ILECs the right to adjust their prices for local exchange services in the approved exchanges without the need for CRTC approval. Such price flexibility by our ILEC competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.
     On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10.0 million must become members of the agency, and directed that certain modifications be made to the agency’s governance and complaint resolution procedures. On February 4, 2008, the major Canadian cable operators, including Videotron, filed an application to review and vary the CRTC’s decision, asserting that the CRTC had overstepped its legislative authority. A ruling on this application is expected in due course.
     For a more complete description of the regulatory environment affecting our business, see “Item 4. Information on the Company — Business Overview — Regulation”.
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
     The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated cost-based rates. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed, proposed revisions to our third-party internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds, except certain recent speed offerings available over only a portion of Videotron’s network. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
     The CRTC also requires the large cable carriers, such as us, to allow third party Internet service providers to provide voice or telephony applications in addition to retail Internet access services.
     As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.
     On March 3, 2008, the CRTC released a decision affirming that cable TPIA services are not ‘essential services’, yet mandated that they continue to be provided at cost-based rates until such time as it has been demonstrated that a functionally equivalent, practical and feasible wholesale alternative exists.
We may have to support increasing costs in securing access to support structures needed for our network.
     We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement which will be ending in December 2010. We have also entered into or expect to enter into similar arrangements with a number of smaller hydro-electric companies.
We are subject to a variety of environmental laws and regulations.
     We are subject to a variety of environmental laws and regulations. Certain of our operations are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the cleanup of contaminated sites or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none is currently required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have, as a non-accelerated filer, recently completed the process of documenting, reviewing and, where appropriate, improving our internal control over financial reporting in connection with our first annual management assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include a report of the Company’s registered public accounting firm on our internal control over financial reporting.
     While we have concluded that our internal control over financial reporting was effective as of December 31, 2007, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.
There is no public market for our Senior Notes.
     There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our notes could adversely affect the market price and liquidity of our Senior Notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell our notes regardless of our prospects and financial performance.
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale or transfer of our notes.
     Although we have registered our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
We may not be able to finance an offer to purchase our Senior Notes as required by the respective indentures governing our notes following a change of control because we may not have sufficient funds at the time of the change of control or our Senior Secured Credit Facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the notes following such change of control or asset sale. There is no sinking funds with respect to our outstanding Senior Notes.

     In addition, under our Senior Secured Credit Facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Similarly, our failure to offer to purchase our Senior Notes upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding notes, constitute an event of default under the indentures. Any such default could in turn constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.
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
     The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing our Senior Notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.
U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.
     We are incorporated under the laws of the Province of Québec. Substantially all of our directors, controlling persons and officers, are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, under the terms of the respective indentures governing our Senior Notes, to accept service of process in any suit, action or proceeding with respect to the indentures or the Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of our Senior Notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

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
     Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun; all the assets of the Canoe network; and all the assets of our Leisure and Entertainment segment. Concurrently with that transfer, we sold our interest in our subsidiary TQS Inc. to Quebecor, which subsequently sold such interest to a private consortium. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001 QCI was liquidated into Quebecor Media.
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
     Since December 31, 2004, we have completed several business acquisitions, combinations, divestiture projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:
•	On January 9, 2008, Quebecor Media, through a wholly-owned subsidiary, commenced an offer (the “Offer”) to purchase for cash all of the issued and outstanding common shares of Nurun (including common shares issuable upon the exercise of outstanding options, conversion or exchange rights) not already held by Quebecor Media and its affiliates, at a price of $4.75 per common share. As of January 9, 2008, Quebecor Media, together with its affiliates, held 19,576,605 common shares of Nurun, representing approximately 57.5% of the currently issued and outstanding common shares. The Offer was open until February 19, 2008. On February 19, 2008, Quebecor Media announced that it had taken up and acquired an aggregate of 14,640,550 Nurun common shares, representing 91.54% of all Nurun common shares not previously held by Quebecor Media and its affiliates, resulting in Quebecor Media owning, directly and indirectly, 96.20% of all issued and outstanding Nurun common shares, and, on February 26, 2008, Quebecor Media announced that it had acquired the remaining Nurun common shares by means of a statutory compulsory acquisition procedure (commonly known as a squeeze-out) under the applicable provisions of the Canada Business Corporations Act at the same price as the offer price. The Nurun common shares were delisted from the Toronto Stock Exchange on February 27, 2008. The aggregate cash consideration paid by Quebecor Media pursuant to the Offer was approximately $75.4 million.

•	On October 31, 2007, Sun Media entered into a subordinated loan agreement with Quebecor Media of $237.5 million. Sun Media used the proceeds of this subordinated financing and $43.4 million of cash from continuing operations to repay the balance of its Term Loan B, and settle related hedging contracts for a total cash consideration of $277.8 million. In addition, on October 31, 2007, Sun Media entered into a Fifth Amending Agreement to its credit agreement. The agreement extends the term to October 31, 2012 and modifies covenants related to leverage and interest coverage ratios, removes the fixed charge ratio and modifies certain definitions.

•	On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of its 7 3/4% senior notes due 2016. Quebecor Media used the net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing costs of $9.8 million) from the placement, as well as its cash and cash equivalents, to repay $420.0 million drawn on the senior bridge credit facility entered into to finance the acquisition of Osprey Media, to repay US$179.7 million outstanding under Sun Media Corporation’s Term Loan B, and to settle the $106.0 million liability related to derivative financial instruments connected to the Sun Media Corporation Term Loan B. The new senior notes were offered on a private placement basis principally in the United States. Pursuant to the terms and conditions set forth in a registration rights agreement, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation these privately-placed notes for our new SEC-registered 7 3/4 % Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on November 20, 2007 and commenced the registered exchange offer on February 21, 2008. We currently anticipate completing the registered exchange offer in early April 2008.

•	In early August 2007, Quebecor Media completed its acquisition of Osprey Media for an aggregate purchase price of approximately $414.4 million (excluding assumed Osprey Media debt of $161.8 million). The purchase price was financed through a senior bridge credit facility that Quebecor Media fully repaid with a portion of the proceeds of the offering of its Senior Notes in October 2007. Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. With the acquisition of Osprey Media, Quebecor Media became the largest newspaper publisher in Canada, based on total paid and unpaid circulation.

•	On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the 3G Spectrum Auction. Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions were finalized on February 29, 2008. The 3G Spectrum Auction is scheduled to commence on May 27, 2008. We have announced that we have filed an application to participate in this auction.

•	During the financial years ended December 31, 2006 and 2005, Quebecor Media’s interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006 and 2005 respectively, 9,800 and 3,739,599 Class B shares were repurchased under the Normal Course Issuer Bids and the Substantial Issuer Bid and for cash consideration of $0.2 million and $81.9 million, respectively. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased by 5.5 percent, from 39.7% on January 1, 2005 to 45.2% as of December 31, 2007.

•	Between the refinancing on January 17, 2006 and the end of 2006, the balance of Videotron’s revolving credit facility was reduced by $188.0 million, using cash flows provided by operating activities, and repayments and repurchases totalling $39.0 million were made with respect to the bank credit facilities of Sun Media Corporation and Quebecor Media. On December 29, 2006, Sun Media Corporation repurchased a portion of its term loan “B” for $15.0 million and closed out the corresponding portion of its hedge agreements.

•	On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of its 7 3/4% Senior Notes due March 2016. Quebecor Media also established new credit facilities consisting of a Term Loan A credit facility in the amount of $125.0 million, maturing in 2011, a Term Loan B credit facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, expiring in 2011.

•	Also on January 17, 2006, Quebecor Media repurchased US$561.6 million in aggregate principal amount of its Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of our Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). On July 15, 2006, Quebecor Media purchased the balance of its then-outstanding Senior Notes due 2011 and Senior Discount Notes due 2011. Quebecor Media paid total cash consideration of US$1.4 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and on swap agreements, by $380.0 million, which was financed by issuing long-term debt. In respect of these repurchases, Quebecor Media recognized a $342.1 million loss on debt refinancing ($218.7 million net of income tax) in 2006. See also “Item 5. Operating and Financial Review and Prospects” in this annual report.
•	On December 12, 2005, Quebecor Media completed its acquisition of Sogides Ltée (now Groupe Sogides inc.), which we refer to as Sogides, a major Québec-based book publishing and distribution group which owns the publishing houses Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature inc. (which includes L’Hexagone, VLB Éditeur and Typo), and owns the distributor Messageries ADP, which is a distributor for more than 160 Québec-based and foreign publishing houses. With this acquisition, Quebecor Media offers a more complete selection of books by Québec authors, will be able to promote Québec writers in Europe through the Sogides network on that continent, and becomes the largest Québec-based publisher and distributor of French-language books in the Province of Québec. For the acquisition of Sogides, we paid cash consideration of $24.0 million, and an additional contingent amount of $5.0 million, which was paid in January 2008.

•	On September 16, 2005, Videotron issued US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015. The net proceeds from this sale of Videotron’s 6 3/8% Senior Notes were used primarily to refinance the repurchase of all the outstanding Senior Notes issued by our CF Cable TV subsidiary and a portion of the repurchase by Quebecor Media of its Senior Notes due 2011 and Senior Discount Notes due 2011.

•	In August 2005, we announced a plan to invest in a new printing facility located in Toronto, Ontario. In early 2007, Sun Media transferred the printing of 24 Hours Toronto to this new facility and, in late 2007, began printing a portion of the Toronto Sun at this site. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new 235,000 square foot printing facility owned by us, located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as the Ottawa Sun, 24 Hours in Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). In 2007, portions of the Journal de Montréal and the Journal de Québec were also printed at this site. The new facilities should make it possible to further consolidate some of Quebecor Media’s printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties. Since the implementation of the Toronto and Saint-Janvier-de-Mirabel, Québec initiatives, Quebecor Media has acquired Osprey Media and has been actively reviewing Osprey Media’s operations in order to leverage the synergies between its current operations and those of Osprey Media. In addition, Quebecor Media has undertaken a number of production and sales initiatives with its clients with a view to improving the product and service offering with more types of printed products as well as improving the turnaround time for the printing of daily publications. Such integration, production and sales initiatives will require additional printing capacity. On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long term operating lease with Quebecor Media to rent a small part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and is used to print some of its Ontario newspapers.

•	On July 19, 2005, we repurchased and retired US$128.2 million in aggregate principal amount of our 11 1/8Senior Notes due 2011 and US$12.1 million in aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 pursuant to cash tender offers commenced on June 20, 2005. We paid aggregate cash consideration of $215.3 million to purchase these notes, including the redemption premium and the cost of settlement of related cross-currency swap agreements, recognizing a $60.8 million loss on settlement of debt ($41.0 million after taxes).

•	In January 2005, Vidéotron launched its telephony services in the Province of Québec, using VoIP technology. Vidéotron became the first major cable company in Canada to offer consumers residential telephone service over cable. See “Business Overview — Cable” below.
B — Business Overview
Overview
     We are one of Canada’s leading media companies, with activities in cable distribution, residential and mobile wireless telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution and new media services. Through our operating subsidiaries, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.
     Through our Videotron operating subsidiary, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. Through our Sun Media and Osprey Media operating subsidiaries, we are the largest newspaper publisher in the Province of Québec and in Canada, based on total paid and unpaid circulation. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public TVA Group operating subsidiary, of which we own 45.2% of the equity and control 99.9% of the voting power, we are the largest private-sector television broadcaster in Québec in terms of market share, the largest private-sector French-language television broadcaster in North America in terms of market share, and one of the largest private-sector producers of French-language television programming in Québec in terms of number of hours of production and broadcasting of French-language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, book, video and musical instruments stores in Québec and is one of the largest producers of French-language music products in Québec and one of the largest independent distributors of music (traditional distribution and digital download) and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Videotron’s chain of video rental stores, which is the largest chain of video stores in Québec. In the new media sector, we have developed, through Canoe, two of Canada’s leading English and French-language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, social communities, web search, real estate and classifieds. Through our Nurun subsidiary, we provide global and local clients with consulting services, which include strategic planning and online branding, design and development of websites, intranets, extranets as well as user interfaces for new interactive media (mobile telephones, interactive television), the integration of technical platforms, the design and management of marketing programs, online media buys and eCRM campaigns, as well as the analysis of data collected through these various interactive channels.
     Our subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals.
Competitive Strengths
     We believe that our diversified portfolio of media assets provides us with a number of competitive advantages, including the ability to:
•	cross-promote our brands, programs and other content across multiple media platforms;

•	provide advertisers with an integrated solution for local, regional and national multi-platform advertising;

•	offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services on an MVNO-basis utilizing wireless voice and data services provided by Rogers Wireless Inc. (“Rogers Wireless”), a subsidiary of Rogers Communications Inc.;

•	deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and the widest range of French-language programming in Canada;

•	leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

•	extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform;

•	leverage our single, highly contiguous network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to rapidly and efficiently launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs; and

•	leverage our advanced broadband network, 99% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as analog and digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our telephony service and the offering of our other advanced products and services.
     We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products and improved penetration of our high-speed Internet access product as well as launched our VoIP telephony services.
Our Strategy
     Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:
•	Introduce new and enhanced products and services. We expect a significant portion of our growth in our Cable segment revenues to be driven by the introduction of new products and services (such as Wideband internet technology that is expected to enable us to offer customers internet access speeds of up to 100 mbps) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable telephony services, high-definition television, video-on-demand and interactive television. Our objective is also to increase our revenue per subscriber by focusing sales and marketing efforts on the bundling of these value-added products and services.

•	Offer multi-platform media advertising solutions. Our multi-platform media assets enable us to provide advertisers with an integrated advertising solution. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We will focus on further integrating our television, newspaper and magazine publishing, and Internet advertising platforms to enable us to tailor advertising packages to customers’ needs.

•	Cross-promote brands, programs and other content. The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•	Use content across media properties. We are the largest private-sector French-language programming broadcaster, a leading producer of French-language programming, the largest newspaper publisher, and a leading English- and French-language Internet news and information portal in Canada. Our objective is to further accelerate the distribution of our content across platforms.
•	Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 80% of Québec’s approximately 3.3 million homes and commercial premises passed by cable. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand support.

•	Maximize customer satisfaction and build customer loyalty. Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services and we will continue our efforts to maximize customer satisfaction and build customer loyalty.

•	Manage expenses through success-driven capital spending and technology improvements. In our Cable segment, we aim to support the growth in our customer base and bandwidth requirements through strategic success-driven modernizations of our network and increases in network capacity. In our Newspaper segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.
     Through our direct and indirect interests in several businesses, we operate in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals.
Cable
     Through our cable television operations, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers approximately 80% of Québec’s approximately 3.3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
     As of December 31, 2007, we had approximately 1.64 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 65.6%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2007, we had 768,211 digital customers, representing 46.9% of our basic customers and 30.8% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2007, we had 932,989 cable Internet access customers, representing 57.0% of our basic customers and 37.4% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).
     Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2007, we had 636,666 cable telephony customers (including 314 Softphone customers), representing 38.8% of our basic customers and 25.5% of our total homes passed. In addition, as of December 31, 2007, approximately 98% of all of our cable customers were in areas in which our cable telephony service was available.

     On August 10, 2006, we launched, on a Mobile Virtual Network Operator (or “MVNO”) basis utilizing the Rogers Wireless GSM/GPRS network, our mobile wireless telephony services in the Québec City area. Since then, this service has been completely rolled-out throughout the Province of Québec. As of December 31, 2007, over 45,682 lines had been activated.
     We have filed an application to participate in Canada’s 3G Spectrum Auction, which is scheduled to commence on May 27, 2008. If our application is accepted by Industry Canada, we intend to focus in the 3G Auction on those areas that we believe present attractive growth prospects for our service offering, based on an analysis of demographic, economic and other factors.
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
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 258 retail locations (of which 206 are franchised) and more than 1.65 million video club rental members.
     We own a 100% voting and 100% equity interest in Videotron.
     For the year ended December 31, 2007, our cable operations generated revenues of $1.55 billion and operating income of $642.7 million. For the year ended December, 31, 2006, our cable operations generated revenues of $1.30 billion and operating income of $512.5 million.
Cable Television Industry Overview
     Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2006, the most recent date for which data is available, there were approximately 7.4 million cable television customers in Canada, representing a basic cable penetration rate of approximately 58.3% of homes passed. For the twelve months ended August 31, 2006, total industry revenue was estimated to be over $6.0 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2002	2003	2004	2005	2006	CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)

Canada
Industry Revenue	$4.0	$4.4	$4.7	$4.9	$6.0	10.7%
Homes Passed(2)	10.5	10.9	10.5	11.2	12.7	4.9%
Basic Cable Customers	7.2	7.1	6.8	6.8	7.4	0.7%
Basic Penetration	68.6%	65.1%	64.8%	60.7%	58.3%	(4.0)%

	Twelve Months Ended August 31,
	2003		2004		2005		2006		2007		CAGR(3)
	(Homes passed and basic cable customers in millions, dollars in billions)

U.S.
Industry Revenue	US$	51.3	US$	57.6	US$	62.3	US$	68.2	US$	74.7	7.8%
Homes Passed(2)		102.9		108.2		110.8		111.6		123.0	3.6%
Basic Cable Customers		66.0		65.4		65.4		65.6		65.1	(0.3)%
Basic Penetration		64.1%		60.7%		59.0%		58.8%		52.9%	(4.7)%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)	Compounded annual growth rate from 2002 through 2006.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2003 through 2007.
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
     A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2007, Québec is home to approximately 23.4% of Canada’s population and approximately 23.7% of its basic cable customers. Based on the CRTC statistics, basic cable penetration in Québec, which was approximately 53.4% as of August 31, 2007, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.
      Expansion of Digital Distribution and Programming
     In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology, which allows for a large number of programming channels and advanced services to be offered.
     In addition, in recent years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. Since then, the CRTC has licensed dozens of Category Two additional programming licenses. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.
     Many programming services have announced their intention to convert to high-definition format. We believe that the availability of HDTV programming will increase significantly in the coming years and will result in a higher penetration level of digital distribution.

     In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 380 channels, including 173 English-language channels, 90 French-language channels, 30 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
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
Products and Services
     We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services, which are increasingly desired by customers. With our advanced broadband network, our objective is to increase penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.
     We offer cable telephony service in Québec, a product that leverages our customer base with what was at the time Videotron Telecom’s telecommunications network and expertise. We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006.
     On August 10, 2006, we launched our MVNO-based mobile wireless telephony services throughout the Province of Québec, utilizing the Rogers Wireless GSM/GPRS network. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand.
     In order to increase our offering of products and services and be more competitive, we have filed an application to participate in Canada’s 3G Spectrum Auction, which is scheduled to commence on May 27, 2008. If our application is accepted by Industry Canada, we intend to focus in the 3G Auction on those areas that we believe present attractive growth prospects for our service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate), and intend to be financially disciplined with respect to prices we are willing to pay for any such licenses. Subject to applicable 3G Spectrum Auction rules and our own strategic considerations, we may also enter into agreements with one or more partners relating to licenses outside of the Province of Québec, with a view to launching a national wireless service operation in Canada. We have not determined whether we will enter into any such agreement, and there can be no assurance that we would be able to enter into any such agreement on commercially compelling terms or at all. If we are successful in the 3G Spectrum Auction and are awarded spectrum, it is currently anticipated that the spectrum for the Province of Québec, if obtained, will be transferred to our wholly-owned subsidiary Videotron, and we are currently considering various alternatives regarding our potential acquisition of spectrum outside the Province of Québec and the launch of a national wireless service. See also “Item 3. Risk Factors” of this annual report, including the risk factor titled “Certain risks associated with our participation in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz range.”
      Traditional Cable Television Services
     Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 45 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. We aim to tailor our channel packages to satisfy the specific needs of the different customer segments we serve.
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
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. In February 2008, we also effected a limited launch (to our customers in Laval, Québec only) of our Wideband services, which offer speeds of up to 900 times the speed of a conventional telephone modem. We currently plan to extend the coverage of this offering later in 2008. As of December 31, 2007, we had 932,989 cable Internet access customers, representing 57.0% of our basic customers and 37.4% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52.9% as of December 31, 2007.

•	Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 16 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television offering, branded as “à la carte” (i.e. individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2007, we had 768,211 customers for our digital television service, representing 46.9% of our basic customers and 30.8% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2007, we had over 953,000 set-top boxes deployed, of which approximately 96% were sold to customers and 4% were leased.

•	Cable Telephony. In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Québec, and since then we have been progressively rolling-out this offering among our other residential and commercial customers in the Province of Québec. As of December 31, 2007, our cable telephony service is available to 96.9% of our homes passed. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. On October 24, 2007, we launched our Softphone service, our new computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2007, we had 636,666 subscribers to our cable telephony service (including 314 Softphone customers), representing a penetration rate of 38.8% of our basic cable subscribers and 25.5% of our homes passed.

•	Mobile Wireless Telephony Services. On August 10, 2006, we launched our MVNO-based mobile wireless telephony services in the Québec City area, utilizing the Rogers Wireless GSM/GPRS network. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. As of December 31, 2007, over 45,682 lines had been activated. In order to offer our customers integrated mobile multimedia services and be more competitive, we have filed an application to participate in Canada’s 3G Spectrum Auction, which is scheduled to commence on May 27, 2008.

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

•	Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2007	2006	2005	2004	2003

Homes passed(1)	2,497,403	2,457,213	2,419,335	2,383,443	2,351,344
Cable
Basic customers(2)	1,638,097	1,572,411	1,506,113	1,452,554	1,424,144
Penetration(3)	65.6%	64.0%	62.3%	60.9%	60.6%
Digital customers	768,211	623,646	474,629	333,664	240,863
Penetration(4)	46.9%	39.7%	31.5%	23.0%	16.9%
Number of digital set-top boxes	953,393	738,530	537,364	362,053	257,350
Dial-up Internet Access
Dial-up customers	9,052	13,426	18,034	23,973	28,821
Cable Internet Access
Cable modem customers	932,989	791,966	637,971	502,630	406,277
Penetration(3)	37.4%	32.2%	26.4%	21.1%	17.3%
Telephony Services
Cable telephony customers	636,666	397,860	162,979	2,135	—
Penetration(3)	25.5%	16.2%	6.7%	0.1%
Wireless telephony lines	45,682	11,826	—	—	—

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2003 and 2004 were restated in order to permit such numbers to be compared to the 2005 through 2007 numbers of basic customers.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.
     In the year ended December 31, 2007, we recorded a net increase of 65,686 basic cable customers. During the same period, we also recorded net additions of: 141,023 subscribers to our cable Internet access service; 144,565 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 238,836 customers to our cable telephony services. In 2007, we activated 33,856 lines for our mobile wireless telephony services.
      Business Telecommunications Services
     We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into us on January 1, 2006. Our Business Telecommunications segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers (“ASP”), broadcasters and carriers in both Québec and Ontario.
      Video Stores
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 258 retail locations (of which 206 are franchised) and more than 1.65 million video club rental members. With 158 retail locations located in our markets, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access, digital television and mobile wireless telephony.

Pricing of our Products and Services
     Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2007, the average monthly fees for basic and extended basic service were $23.67 and $37.53, respectively, and the average monthly fees for basic and extended basic digital service were $14.00 and $42.48, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes and cable modems, are also charged to customers.
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
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range

Basic analog cable(1)	$15.07 — $29.88
Extended basic analog cable(1)	$28.50 — $42.19
Basic digital cable	$13.98 — $15.98
Extended basic digital cable(1)	$27.98 — $76.98
Pay-television	$3.99 — $29.99
Pay-per-view (per movie or event)	$3.99 — $54.99
Video-on-demand (per movie or event)	$0.99 — $29.99
Dial-up Internet access	$9.95 — $19.95
Cable Internet access(2)	$27.95 — $89.95
Cable telephony	$16.95 — $22.95
Mobile wireless telephony	$22.65 — $78.35

(1)	These rates reflect price increases, effective March 15, 2008, of $1.00 on basic analog cable, extended basic analog cable and extended basic digital cable.

(2)	These rates reflect price increases, effective March 1, 2008, of $1.00 on basic internet and $2.00 on high-speed internet.
Our Network Technology
     As of December 31, 2007, our cable systems consisted of 18,637 km of fiber optic cable and 35,115 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.79 million customers. Our network is the largest broadband network in Québec covering approximately 80% of cable homes passed and more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.
     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz	480 to	750 to	Two-Way
	and Under	625 MHz	860 MHz	Capability

December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
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
     We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 655 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of approximately 655 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.
     Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we recently upgraded our networks in Québec City and in the Central Region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. With the completion of this project, approximately 97% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investments in the network will be required.
Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in Québec) in order to distribute our cable, data transmission, cable telephony and mobile wireless telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

•	leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.
     We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.
     Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.
Programming
     We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to and retain our cable services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.
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

Competition
     We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as Internet, cable telephony and mobile wireless telephony services, we may face additional competition. Our principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line (DSL), private cable, other cable distribution, ILECs and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to both foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.
•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.
•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.
•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are still being performed. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.
•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.
•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.
•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).
•	Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.
•	Mobile wireless telephony services. Our mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market. If we were to become a facilities-based wireless provider, we would compete primarily with established incumbent wireless service providers and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WIFI, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Our facilities-based wireless provider business would also compete with rivals for dealers and retail distribution outlets.
•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.
Newspapers
     Through our newspaper publishing operations, we are the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media is also the second largest newspaper publisher in Canada, with a 20.9% market share in terms of weekly paid circulation as of September 30, 2007, according to statistics published by the Canadian Newspaper Association, or “CNA.” With our acquisition of Osprey Media, we are, through our Sun Media and Osprey Media operating subsidiaries, the largest newspaper publisher in Québec and in Canada, based on total paid and unpaid circulation. See “— Acquisition of Osprey Media” below. Our Newspapers segment publishes 37 paid-circulation dailies and 223 community newspapers, magazines, weekly buyers guides, farm publications and other specialty publications. As of December 31, 2007, the combined weekly circulation of our Newspapers segment’s paid newspapers was approximately 8.8 million copies, according to internal statistics.
     Sun Media publishes 17 paid daily newspapers and serves eight of the top ten urban markets in Canada. According to the Audit Bureau of Circulations, each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of weekly paid circulation as of September 30, 2007, including the second and third largest non-national dailies in Canada: the Journal de Montréal, with a weekly paid circulation of 1.8 million copies, and the Toronto Sun, with a weekly paid circulation of 1.5 million copies. Sun Media also publishes 183 weekly newspapers, shopping guides and agricultural and other specialty publications, as well as seven free daily commuter publications: 24 Hours in Toronto, Vancouver 24 Hours in Vancouver, and 24 Heures in Montréal, 24 Hours in Ottawa, 24 Heures in Ottawa-Gatineau, 24 Hours in Calgary and 24 Hours in Edmonton.

     Osprey Media publishes local daily and non-daily newspapers in Ontario, together with other print products including magazines. Osprey Media’s publications are comprised of 20 daily newspapers and 33 non-daily newspapers, as well as numerous specialty publications, including shopping guides. The vast majority of Osprey Media’s revenues are generated from its newspapers. Osprey Media’s publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. Osprey Media also engages in the distribution of inserts and flyers and commercial printing for third parties, and operates several trade shows.
     Our Newspapers segment is also engaged in the distribution of newspapers and magazines through Sun Media’s Messageries Dynamiques and NetMedia businesses, and it offers commercial printing and related services to other publishers through its national network of printing and production facilities. Finally, through Quebecor MediaPages, launched in November 2007, our Newspapers segment also conducts a combination of print and online directory publishing operations.
     We own a 100% voting and a 100% equity interest in each of Sun Media and Osprey Media.
     For the year ended December 31, 2007, our newspaper operations, including Osprey Media, generated revenues of $1.03 billion and operating income of $225.9 million, with 79.3% of these revenues derived from advertising, 16.2% from circulation, and 4.5% from commercial printing and other revenues. Excluding Osprey Media, our newspaper operations generated revenues of $932.6 million and operating income of $200.6 million for the year ended December 31, 2007. For the year ended December 31, 2006, our newspaper operations (not including Osprey Media) generated revenues of $928.2 million and operating income of $207.6 million, with 78.9% of these revenues from advertising, 17.0% from circulation, and 4.1% from commercial printing and other revenues.
Acquisition of Osprey Media
     In early August 2007, Quebecor Media completed its acquisition of Osprey Media for aggregate consideration of approximately $414.4 million (excluding assumed debt of $161.8 million). The acquisition of Osprey Media increases our scale in the population-dense Ontario market and complements our existing newspaper business. Osprey Media’s focus on community newspapers and limited geographic overlap with our assets increases the stability and diversification of our newspaper portfolio. Our objective is also to realize operating efficiencies through the sharing of management, production, printing and distribution.
Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which Sun Media and Osprey Media combined are the largest, with a combined average weekly circulation (paid and unpaid) of approximately 15.9 million copies, according to internal statistics. According to the CNA’s circulation data for the six months ended March 31, 2007, the most recent data available, Sun Media’s and Osprey Media’s combined 26.4% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 27.3% market share, and is followed by Torstar Corporation (14.2%), Power Corporation (10.0%), and CTVglobemedia (6.6%).
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

     Newspaper publishers derive revenue primarily from the sale of retail, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years.
Advertising and Circulation
     Advertising revenue is the largest source of revenue for our newspaper operations, representing 79.3% of our newspaper operations’ total revenues in 2007. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.
     The principal categories of advertising revenues in our newspaper operations are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers for the year ended December 31, 2007 (48.3% for the year) followed by retail advertising (31.4% for the year) and national advertising (17.8% for the year). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing about 46.1% of all of our classified advertising in terms of revenue for the year ended December 31, 2007. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.
     In our smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2007, our top ten national newspaper advertisers accounted for approximately 6.7% of the total advertising revenue and approximately 5.3% of the total revenue of our newspapers segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are our newspaper operations’ second-largest source of revenue and represented 16.2% of total revenues of our newspapers segment in 2007. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.
Newspaper Operations
     We operate our newspaper business through two principal subsidiaries, namely Sun Media and Osprey Media. We operate in urban and community markets through two groups of products:
•	the Urban Daily Group; and
•	the Community Newspaper Group.

     A majority of Sun Media’s newspapers in the Community Newspaper Group are clustered around our eight paid urban dailies in the Urban Daily Group. Sun Media has strategically established its community newspapers near regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.
     Quebecor Media is investing in a new printing facility located in Toronto, Ontario. In early 2007, we transferred the printing of 24 Hours in Toronto to this new facility and, in late 2007, we began printing a portion of the Toronto Sun at this site. In addition, Quebecor Media has invested in a new 235,000 square foot printing facility located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain of our Québec community publications, as well as the Ottawa Sun, 24 Hours in Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). In 2007, portions of the Journal de Montréal and the Journal de Québec were also printed at this site. The new facilities should make it possible to further consolidate some of our printing operations in Ontario and Québec, improve the quality of our newspaper products and create additional revenue opportunities. In addition, we have undertaken a number of production and sales initiatives with our clients with a view to improving the product and service offering with more types of printed products as well as improving the turnaround time for the printing of daily publications.
     The Urban Daily Group
     Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, seven free daily commuter publications and three free weekly publications.
     Paid daily newspapers
     Sun Media’s paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet the London Free Press. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, Sun Media’s Urban Daily Group includes a distribution business, Messageries Dynamiques.
     As of December 31, 2007, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group have a circulation of approximately 6.1 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of Sun Media’s readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® 2007 Study referred to below.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2007 Study, the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

     The following table lists Sun Media’s paid daily newspapers and their respective readership in 2007 as well as their market position by paid circulation during that period:

	2007 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	Paid Circulation(1)
Journal de Montréal	611,600	397,500	588,000	1
Journal de Québec	199,500	119,900	165,700	1
Toronto Sun	515,200	731,100	638,000	2
London Free Press	170,700	111,600	167,000	1
Ottawa Sun	106,400	98,000	123,100	2
Winnipeg Sun	97,500	92,200	115,700	2
Edmonton Sun	131,300	158,100	168,100	2
Calgary Sun	121,400	148,100	155,600	2

Total Average Readership	1,953,600	1,856,500	2,121,200

(1)	Based on paid circulation data published by the Audit Bureau of Circulations in September 2007 with respect to non-national newspapers in each relevant market.
     Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, our business that specializes in the distribution of publications. According to the Audit Bureau of Circulations, the Journal de Montréal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The average daily circulation of the Journal de Montréal exceeds the circulation of each of its main competitors in Montreal, namely La Presse and the Montreal Gazette, according to Audit Bureau of Circulations data as of September 30, 2007.
     The following table presents the average daily circulation of the Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

Journal de Montréal
Saturday	308,000	309,300	303,700
Sunday	259,800	263,700	260,600
Monday to Friday	268,200	263,400	262,900

Source: Internal Statistics
     Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Québec is the number one newspaper in its market, based on average daily circulation, according to Audit Bureau of Circulations data as of September 30, 2007. The main competitor of the Journal de Québec is Le Soleil.
     The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

Journal de Québec
Saturday	123,400	127,400	125,200
Sunday	101,400	107,300	107,000
Monday to Friday	99,700	104,500	104,300

Source: Internal Statistics

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
     The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

Toronto Sun
Saturday	148,000	149,000	160,800
Sunday	326,500	328,500	332,500
Monday to Friday	183,600	189,900	188,900

Source: Internal Statistics
     London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.
     The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

London Free Press
Saturday	104,400	100,400	96,400
Sunday	64,600	62,800	61,900
Monday to Friday	87,600	84,200	81,600

Source: Internal Statistics
     The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,300, according to internal statistics, as at December 31, 2007.
     Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.
     The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Ottawa Sun
Saturday	44,800	44,100	42,900
Sunday	51,000	51,200	49,700
Monday to Friday	51,200	50,500	49,800

Source: Internal Statistics

     The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,600, according to internal statistics, as at December 31, 2007.
     Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with the Winnipeg Free Press.
     The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Winnipeg Sun
Saturday	40,500	38,200	38,000
Sunday	49,100	47,100	46,000
Monday to Friday	40,600	39,500	39,000

Source: Internal Statistics
     Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton’s broadsheet daily, the Edmonton Journal.
     The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Edmonton Sun
Saturday	68,100	64,700	59,100
Sunday	94,900	90,500	83,100
Monday to Friday	70,000	68,000	63,900

Source: Internal Statistics
     Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary’s broadsheet daily, the Calgary Herald.
     The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Calgary Sun
Saturday	62,500	59,000	55,400
Sunday	91,500	90,000	82,100
Monday to Friday	62,300	60,600	57,000

Source: Internal Statistics
     Free daily newspapers
     24 Heures in Montreal. Sun Media’s Montreal commuter paper, 24 Heures, is a free daily newspaper with an average weekday circulation of 144,900 copies, according to internal statistics as at December 31, 2007.

     24 Hours. Sun Media’s Toronto commuter paper, 24 Hours, is a free daily newspaper with an average weekday circulation of 257,000 copies, according to internal statistics as at December 31, 2007. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area. Sun Media also publishes Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 34,000 copies, according to internal statistics as at December 31, 2007, to complement 24 Hours in Toronto.
     Vancouver 24 Hours. In March 2005, Sun Media, in partnership with another private Canadian company, launched Vancouver 24 Hours, a free daily newspaper in Vancouver, with an average weekday circulation of 137,100 copies, according to internal statistics as at December 31, 2007. During the third-quarter of 2007, Sun Media acquired the remaining 50% interest in Vancouver 24 Hours. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In November 2006, Sun Media launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. Both are free daily newspapers and at December 31, 2007, the combined average weekly circulation was 71,800 copies, according to internal statistics. The editorial content of these free dailies concentrates on the greater metropolitan Ottawa area.
     24 Hours in Calgary and 24 Hours in Edmonton. In February 2007, Sun Media launched two new free commuter papers in Alberta, one in Calgary and one in Edmonton; and, by December 31, 2007, the combined average weekday circulation was 97,200, according to internal statistics. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities, respectively.
     Competition
     In addition to competing directly with other dailies published in their respective markets, each of Sun Media’s newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media, including outdoor advertising. The rate of development of opportunities in, and competition from, emerging digital communications services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, Sun Media’s efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of Sun Media’s Urban Daily Group.
     Through the Journal de Montréal and the Journal de Québec, Sun Media has established market leading positions in Québec’s two main urban markets, Montreal and Québec City. The Journal de Montréal ranks second in circulation after the Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. The Journal de Montréal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.
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
     Each of Sun Media’s dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its respective market.

     The Community Newspaper Group
     Sun Media’s Community Newspaper Group consists of 9 paid daily community newspapers, 163 community weekly newspapers and shopping guides, and 17 agricultural and other specialty publications. Sun Media’s Community Newspaper Group also includes NetMedia, its distribution sales arm, which coordinates the distribution of advertising and promotional materials across Canada.
     The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2007 was approximately 2.8 million free copies and approximately 663,700 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2007:

		Average Daily
Newspaper	Location	Paid Circulation

Recorder and Times	Brockville, Ontario	12,200
Beacon Herald	Stratford, Ontario	9,900
Daily Herald Tribune	Grande Prairie, Alberta	7,700
Simcoe Reformer	Simcoe, Ontario	6,800
St. Thomas Time-Journal	St. Thomas, Ontario	6,200
Sentinel-Review	Woodstock, Ontario	5,900
Fort McMurray Today	Fort McMurray, Alberta	3,300
Miner & News	Kenora, Ontario	2,800
The Daily Graphic	Portage La Prairie, Manitoba	2,500

Total Average Daily Paid Circulation		57,300

Source: Internal Statistics
     Osprey Media’s operations consist of 20 daily newspapers and 33 non-daily newspapers as well as numerous specialty publications including shopping guides. The total average weekly circulation of the Osprey Media publications for the year ended December 31, 2007 was approximately 0.4 million free copies and approximately 2.0 million paid copies, according to internal statistics.

     The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Osprey Media for the year ended December 31, 2007:

	Location	Average Daily
Newspaper	(all in Ontario)	Paid Circulation

St. Catharines Standard	St. Catharines	35,500
Kingston Whig-Standard	Kingston	26,100
Barrie Examiner	Barrie	24,300
Peterborough Examiner	Peterborough	24,100
Brantford Expositor	Brantford	21,000
Niagara Falls Review	Niagara Falls	20,600
Sarnia Observer	Sarnia	18,200
Sault Star	Sault Ste Marie	18,200
Welland Tribune	Welland	17,000
Sudbury Star	Sudbury	16,900
Owen Sound Sun Times	Owen Sound	15,700
Cornwall Standard-Freeholder	Cornwall	14,100
North Bay Nuggett	North Bay	14,000
Belleville Intelligencer	Belleville	13,400
Chatham Daily News	Chatham	12,800
Orillia Packet & Times	Orillia	11,900
Timmins, The Daily Press	Timmins	8,700
Pembrooke, The Daily Observer	Pembrooke	5,800
Cobourg Daily Star	Cobourg	4,500
Port Hope Evening Guide	Port Hope	2,400

Total Average Daily Paid Circulation		325,200
     Our Community Newspaper Group publications are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Number of
Province	Publications

Ontario	82
Québec	53
Alberta	43
Manitoba	12
Saskatchewan	5
New Brunswick	1

Total Publications	196
     Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. We believe that these newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.
     Competition
     Several of the Community Newspaper Group’s publications maintain the number one position in the markets that they serve. Sun Media’s community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in the markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group’s publications have been a consistent source of cash flow, derived primarily from advertising revenue.

Other Operations
     Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 24 web press and 6 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 13 printing facilities for the daily publications, and 12 other printing facilities operated by the Community Newspaper Group in five provinces. Osprey Media operates 14 web press and 1 sheetfed press operation in Ontario.
     Sun Media also offers third-party commercial printing services, which provides us with an additional revenue source that leverages existing equipment with excess capacity. In its third-party commercial printing operations, Sun Media competes with other newspaper publishing companies as well as with commercial printers. Sun Media’s competitive strengths in this area include its modern equipment, Sun Media’s status in some of our markets as the only local provider of commercial printing services and Sun Media’s ability to price projects on a variable cost basis, as Sun Media’s core newspaper business covers overhead expenses.
     Sun Media’s Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 268,300 households and 13,400 retail outlets through its operations in Québec.
     Similarly, Sun Media’s Community Newspaper Group operates the distribution business of NetMedia, which distributes catalogues, flyers, product samples and other direct mail promotional material across Canada. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with broad-based distribution in Canada.
     Television Station
     On December 2, 2004, Sun Media acquired 25% of the outstanding shares of SUN TV, a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. TVA Group, also a subsidiary of Quebecor Media, acquired the other 75% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest marketplace.
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
     Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Expenditures by advertisers tend to be cyclical reflecting overall economic conditions, as well as budgeting and buying patterns and priorities. In addition, a substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. Similarly, since a substantial portion of our advertising revenue is derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns.

Raw Materials
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2007, the total newsprint consumption of our newspaper operations was approximately 170,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 12.7% ($106.3 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2007. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations. We aim to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
Broadcasting
     We are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the Bureau of Broadcast Measurement (BBM) People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 26.7% market share of French-speaking viewers in the Province of Québec in 2007 and according to the Canadian TVB Report for the period from January 1, 2007 through November 25, 2007, we estimate that our share of the Québec’s French-language broadcast television advertising market was 41%.
     In 2007, we aired 9 of the ten most popular TV programs in the Province of Québec, including Le Banquier and Les adieux de Céline à Las Vegas. In 2007, we had 24 of the top 30 French-language television shows during prime time according to BBM People Meter data. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada.
     Through various subsidiaries, we control or participate in the following eleven programming services: LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico sur Demande, a multilingual video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada’s Political Channel, a national bilingual public affairs programming service, Shopping TVA, a French-language infomercial and tele-shopping channel, Argent, an economic, business and personal finance news service, Mystery, a national English-language Category One specialty television service devoted to mystery and suspense programming, Mystère, a national French-language Category One specialty television service devoted to mystery and suspense programming, Prise 2, launched in February 2006, a French-language Category Two specialty television service devoted to Québec and American television classics, and MenTV, a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle. The CRTC allows “analog specialty services” to be distributed both via conventional analog cable and digital distribution, whereas Category One and Category Two digital specialty services may be distributed through digital-only distribution.
     On December 2, 2004, TVA Group acquired 75% of the outstanding shares of Toronto One (CKXT-TV), now named SUN TV, a television station in Toronto, Ontario for $35.0 million in cash. Sun Media acquired the other 25% of SUN TV for $2.8 million in cash and Sun Media’s 29.9% interest in CP24, a 24-hour local news channel in Toronto. This television station was launched by Craig Media Inc. on September 19, 2003 under the first English-language conventional television license granted for Toronto in almost 30 years. The license was granted on April 8, 2002 with an expiration date of August 31, 2008. SUN TV’s signal is broadcast from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, SUN TV is currently distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available on satellite across Canada on ExpressVu and Star Choice. On September 14, 2007, the CRTC approved TVA Group’s application to permit SUN TV to operate rebroadcast transmitters for analog television and transitional digital television in the Ottawa and London (Ontario) markets. The digital retransmitters should be implemented by the fall of 2008 and will enable SUN TV to extend its reach.
     On August 2, 2006, TVA Group filed a Normal Course Issuer Bid in order to purchase for cancellation, between August 4, 2006 and August 3, 2007, up to a maximum of 1,135,242 issued and outstanding Class B shares. During the financial year ended December 31, 2007, no purchases were made pursuant to this issuer bid. In the years ended December 31, 2006 and 2005, Quebecor Media’s interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids: in 2006 and 2005, respectively, 9,800 and 3,739,599 Class B shares were repurchased for aggregate cash consideration of $0.2 million and $81.9 million, respectively. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased from 39.7% on January 1, 2005 to 45.2% as of December 31, 2007.
     As at December 31, 2007, we own 45.2% of the equity and control 99.9% of the voting power in TVA Group.
     For the year ended December 31, 2007, our television operations generated revenues of $415.5 million and operating income of $59.4 million. For the year ended December 31, 2006, our television operations generated revenues of $393.3 million and operating income of $42.1 million.
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
     The following table sets forth the relative audience share of French-language viewers in the Province of Québec in 2007:

Share of Province
Network	of Québec Television

TVA Group	26.7%
Societé Radio-Canada	13.0%
Réseau TQS	10.6%
Télé-Québec	3.3%
Various French-language specialty cable channels	38.7%
Others	7.7%

Source: BBM People Meters 2007 (data is based on a measurement methodology using audimetry instead of surveys).

      Transition of Over-the-air Television Broadcasting from Analog to Digital
     On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will be voluntary, market- driven and without mandated deadlines. Licensees who wish to use digital television facilities to provide programming consisting essentially of a simulcast of their existing analog services will qualify for licensing. The CRTC will give fast track consideration to applications by existing over-the-air broadcasters. Should an existing broadcaster fail to apply for a transitional digital television license within a reasonable period, or otherwise demonstrate that it is not prepared to move to digital broadcasting on a timely basis, the CRTC may consider applications by prospective new entrants predicated on the Department of Industry’s spectrum allotment. Both TVA and SUN TV hold a license for digital television broadcasting and are currently available in digital.
Television Broadcasting
      French-language Market
     Our French-language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French-speaking population in Canada.
     Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois- Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi-Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number one market share in each of our ten Québec markets.
      English-language Market
     We own, through TVA Group and Sun Media, the English-language television station SUN TV (CKXT-TV). SUN TV broadcasts in the Greater Toronto area, Canada’s largest market, as well as in Hamilton, Ontario. SUN TV’s broadcast schedule includes a mixture of original local programming designed to reflect the diverse lifestyle, culture and sports interests of the Toronto-Hamilton market. The schedule also addresses the many tastes and preferences of its market with an appealing variety of well known acquired American programming such as “60 Minutes” along with a blend of situation comedies, talk shows, and primetime movies. SUN TV’s signal is transmitted from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. On September 14, 2007, the CRTC also approved rebroadcast transmitters for analog television and transitional digital television in the Ottawa and London (Ontario) markets for SUN TV, subject to national advertising only. The digital retransmitters should be implemented by the fall of 2008 and will enable SUN TV to extend its reach. SUN TV is also distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available across Canada by satellite.
Advertising Sales and Revenue
     We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2007, we derived approximately 72% of our advertising revenues from national advertisers and 28% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Québec’s French-language broadcast television advertising market was approximately 41% for the period from January 1, 2007 through November 25, 2007 (the most recent available statistics).

Programming
     We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.
     A majority of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. (formerly JPL Production Inc.). Through TVA Productions Inc., we produced approximately 1,596 hours of original programming, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows, from January 2007 through December 2007.
     The remainder of our programming is comprised of foreign and Canadian independently-produced programming.
Specialty Broadcasting
     Through various subsidiaries, Quebecor Media controls or participates in eleven programming services other than television over the air, including the following:

Type of Service	Language	Voting Interest

Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA[1]	99.9%
• Canal Évasion	French	TVA[1]	8.3%
• CPAC	French and English	V2	21.7%
Category One Digital Specialty Services:
• MenTV	English	TVA[1]	51.0%
• Mystery (13th Street)	English	TVA[1]	50.0%
• Mystère (13e rue)	French	TVA[1]	99.9%
• Argent (LCN — Affaires)	French	TVA[1]	99.9%
Category Two Digital Specialty Services:
• Prise 2 (Nostalgie)	French	TVA[1]	99.9%
Pay Per View Services (terrestrial & direct broadcasting satellite):
• Canal Indigo	French	TVA[1]	20.0%
Video-on Demand Services:
• illico sur Demande	French and English	AG3	100%
Exempted Programming Service:
• Canal Shopping TVA	French	TVA[1]	99.9%

(1)	TVA Group (“TVA”) controls the programming services. Quebecor Media controls TVA Group.

(2)	Videotron (“V”) controls the programming services. Quebecor Media controls Videotron.

(3)	Archambault Group (“AG”) controls the programming services. Quebecor Media controls Archambault Group.
      Le Canal Nouvelles LCN
     Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air in 1997 and had approximately 2.1 million subscribers as of December 2007, according to internal statistics. LCN’s revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.
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
      Mystery
     Mystery (formerly called 13th Street) is a national English-language Category One specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre-specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries. Mystery began broadcasting in September 2001.
      Mystère
     Mystère (formerly called 13ieme rue) is a national French-language Category One specialty television service devoted to mystery and suspense programming. This programming service is a French-language equivalent of “Mystery”. However, it also offers reruns of well known indigenous Québec series. Mystère began broadcasting in October 2004.
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
      Canal Shopping TVA; Home Shopping Service; Infomercials
     TVA Group also owns 100% of home-shopping specialty channel Shopping TVA, a programming service that the CRTC has exempted from licensing requirements. Through TVAchats Inc., we also operate Shopping TVA, a daily one-hour home tele-shopping service broadcast on the TVA Network, as well as Shopping TVA, a 24-hour infomercial and tele-shopping channel.
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

     Broadcasting CRTC Decision 2005-521 of October 21, 2005 approved a national, French-language Category Two specialty programming undertaking to be known as Télé-Services. This service was launched in February 2008 under the channel name “Les idées de ma maison”. This service focuses on home and garden improvement, including construction, renovation, repairs, gardening, landscaping, interior design and decoration, mechanics and hobbies.
     Broadcasting CRTC Decision 2005-528 of October 21, 2005 approved a national, French-language Category Two specialty service called Star Système. The service will consist of programs relating to the entertainment industry, television, movies, fashion and arts news.
     Broadcasting CRTC Decision 2007-88 of March 19, 2007 approved a national, French-language Category Two specialty programming undertaking to be known as Première Loge. The service will be devoted to documentaries, performance, mini-series and movies.
     TVA Group owns 100% of each of these speciality programming service projects.
Magazine Publishing
     In connection with the acquisition of Groupe Videotron, we also acquired TVA Publications, a subsidiary of TVA Group that was formed when TVA Group acquired Trustar Limited in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women’s magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Rénovation-Bricolage, Clin d’oeil, Filles d’aujourd’hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publications. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. On July 31, 2007, a subsidiary of TVA Group acquired a company that publishes Animal magazine. According to the Audit Bureau of Circulations, TVA Publications, which now includes all of the operations of Publicor, represents approximately 74% of newsstand sales of French- language magazines in Québec as of June 30, 2007, and owns and operates 48 weekly and monthly publications. TVA Publications is the leading magazine publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.
Leisure and Entertainment
     Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the zik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), the distribution of downloadable music (through Select Digital, a division of Archambault Group), and music recording (through Musicor, a division of Archambault Group, and Exclaim/Groupe Archambault France S.A.S., a subsidiary of Archambault Group). We are also involved in book publishing and distribution through our subsidiary Quebecor Media Book Group Inc., which includes the academic publisher CEC Publishing Inc., 13 general literature publishers under the Groupe Sogides inc. umbrella, and Messageries A.D.P. Inc., the exclusive distributor for more than 160 Québec and European French-language publishers.
     For the year ended December 31, 2007, the revenues of our Leisure and Entertainment segment totalled $329.8 million and operating income totalled $27.0 million. For the year ended December 31, 2006, the revenues of the Leisure and Entertainment segment totalled $315.8 million and operating income totalled $19.3 million.
Cultural Products Production, Distribution and Retailing
     Archambault Group is one of the largest chains of music and book stores in Québec with 17 retail locations, consisting of 15 Archambault megastores, one Camelot-Info stores and one Paragraphe bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group is also a computer book and software retailer, through Camelot-Info. Archambault Group’s products are also distributed through its websites archambault.ca. Archambault Group also operates a music downloading service, known as zik.ca, with per-track fees.

     Archambault Group, through Select, is also one of the largest independent music distributors in Canada. Select has a catalogue of over 3,077 different CDs, 852 DVDs and 63 VHS videocassettes, a large number of which are from French- speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 35,000 songs available through 36 retailers worldwide. Archambault Group is also a producer of CDs and DVDs in Canada and francophone regions of Europe with its Musicor division and its subsidiary, Groupe Archambault France S.A.S.
Book Publishing and Distribution
     Through Quebecor Media Book Group Inc., which includes Sogides (which is comprised of thirteen publishing houses: six in Groupe Librex Inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, four in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and three in Groupe Ville-Marie Littérature inc., namely L’Hexagone, VLB Éditeur and Typo) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of Québec’s largest book publishing groups. In 2007, we published, reissued or reprinted a total of 508 titles.
     Through Messageries ADP, our book distribution company, we are the exclusive distributor for more than 160 Québec and European French-language publishers. We distribute French-language books to approximately 2,400 retail outlets in Canada.
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
Ownership
     We own 100% of the issued and outstanding capital stock of Archambault Group, CEC, Groupe Librex and Sogides.
Interactive Technologies and Communications
     Through Nurun, we provide interactive communication and technology services in North America, Europe and China. As of December 31, 2007, Nurun employs approximately 750 professionals, and helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun’s clients include organizations and multi-national corporations such as L’Oréal, Groupe Danone, AT&T, Louis Vuitton, Thalès, Home Depot, Pleasant Holidays, Renault, Europcar, Equifax, Telecom Italia, Microsoft (MSN) and the Government of Québec.
     For the year ended December 31, 2007, our Interactive Technologies and Communications segment generated revenues of $82.0 million and operating income of $2.8 million. For the year ended December 31, 2006, our Interactive Technologies and Communications segment generated revenues of $73.9 million and operating income of $7.5 million.
     On July 11, 2006, Nurun announced the acquisition of Crazy Labs Web Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Madrid, Spain, for consideration of $5.9 million, including $5.1 million in cash and $0.8 million in common shares of Nurun. The acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.
     On January 23, 2006, Nurun acquired China Interactive Limited, an interactive marketing firm located in Shanghai, People’s Republic of China for a consideration of $3.0 million, including $2.4 million in cash and $0.6 million in Common Shares of Nurun. The acquisition is an important step for Nurun in developing the Asian markets.

     On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase for cancellation, between March 1, 2006 and February 28, 2007, up to 1,656,016 Nurun common shares (approximately 5% of its issued and outstanding Nurun common shares) on the open market. During the 12-month period ended December 31, 2007, Nurun repurchased and cancelled 24,700 common shares for cash consideration of $0.1 million. Through previous Normal Course Issuer Bids, Nurun repurchased and cancelled 437,500 Nurun common shares for cash consideration of $1.6 million during the 12-month period ended December 31, 2006, and a total of 377,600 Nurun common shares for cash consideration of $0.8 million during the twelve month period ended December 31, 2005. As part of the consideration for its acquisition of China Interactive in January 2006 and Crazy Labs in July 2006, Nurun issued 161,098 and 215,680 Nurun common shares, respectively. Furthermore, in April 2007, Nurun issued 996,170 common shares in payment of contingent consideration related to its acquisition of Ant Farm Interactive in 2004. On October 25, 2007, Quebecor Media acquired 500,000 common shares of Nurun from Quebecor World. As a result of these transactions, in the aggregate, Quebecor Media’s interest in Nurun increased from 57.3% at January 1, 2005 to 57.5% at December 31, 2007.
     On January 9, 2008, Quebecor Media, through a wholly-owned subsidiary, commenced an offer (the “Offer”) to purchase for cash all of the issued and outstanding common shares of Nurun (including common shares issuable upon the exercise of outstanding options, conversion or exchange rights) not already held by Quebecor Media and its affiliates, at a price of $4.75 per common share. As of January 9, 2008, Quebecor Media, together with its affiliates, held 19,576,605 common shares of Nurun, representing approximately 57.5% of the currently issued and outstanding common shares. The Offer was open until February 19, 2008. On February 19, 2008, Quebecor Media announced that it had taken up and acquired an aggregate of 14,640,550 Nurun common shares, representing 91.54% of all Nurun common shares not previously held by Quebecor Media and its affiliates, resulting in Quebecor Media owning, directly and indirectly, 96.20% of all issued and outstanding Nurun common shares, and, on February 26, 2008, Quebecor Media announced that it had acquired the remaining Nurun common shares by means of a statutory compulsory acquisition procedure (commonly known as a squeeze-out) under the applicable provisions of the Canada Business Corporations Act at the same price as the offer price. The Nurun common shares were delisted from the Toronto Stock Exchange on February 27, 2008. The aggregate cash consideration paid by Quebecor Media pursuant to the Offer was approximately $75.4 million.
Ownership
     As of December 31, 2007, we owned approximately 57.5% of the equity and voting interest in Nurun, and as of February 26, 2008, we owned 100% of the equity and voting interest in Nurun.
Internet/Portals
     Canoe (formerly Netgraphe Inc.) is an integrated company offering e-commerce, information and communication services. It owns the Canoe Network, which, according to the ComScore November 2007 Media Metrix survey attracts more than 8.8 million unique visitors per month in Canada, including more than 4.4 million in Québec. Canoe also owns Jobboom Publishing, Québec’s leader in employment and career publishing. Brought together, Canoe’s complementary operations form one of the most complete portfolios of Internet-related properties in Canada.
     For the twelve-month period ended December 31, 2007, our Internet/Portals segment generated revenues of $48.3 million and operating income of $6.9 million. For the twelve-month period ended December 31, 2006, our Internet/Portals segment generated revenues of $41.6 million and operating income of $10.1 million.
     The Canoe portals network includes all of Canoe’s information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of Canoe’s annual revenues.

Media Properties
     Canoe’s media properties include the following portals and destination sites:
•	Canoe (canoe.ca), a bilingual, integrated media and Internet services network and one of Canada’s leading Internet portals with more than 259 million page views in September 2007, according to Canoe internal statistics;

•	TVA Group and LCN (tva.canoe.com and lcn.canoe.com) dedicated websites for the TVA television network and the LCN all-news channel, which has begun streaming TVA and LCN programming live on the websites;

also, several websites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca).

•	Sun Media dedicated websites for the weeklies and dailies newspapers (such as torontosun.com, edmontonsun.com, journaldequebec.com and canoe.com/journaldemontreal), which provide local and national news;

•	Canoe.tv, the first Canadian web broadcaster with unique content commissioned by Canoe.TV in addition to content from traditional sources;

•	Canoe Video (video.canoe.ca), launched in June 2007, offers easy access to a range of content from sources including Quebecor Media, the Sun Media network of newspapers and various external partners;

•	Argent and Canoe Money (argent.canoe.ca and money.canoe.ca), a financial website which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Argent website (formerly Webfin) was redesigned in early 2005 in partnership with TVA’s financial channel, Argent);

•	Petitmonde (petitmonde.com), a website that Canoe acquired in September 2007 dedicated to children and families; and

•	CanoeKlix (canoeklix.com), a pay-per-click advertising solution developed by Canoe and launched in 2006.
E-commerce Properties
     Canoe’s e-commerce properties include the following sites:
•	Jobboom.com, a unique Web-based employment site with over 2.0 million members at December 31, 2007, which also includes Édition Jobboom (careers book editors) and Jobboom Formation (an Internet directory of continuing education services);

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•	Canoeclassifieds.ca and Vitevitevite.ca (formerly canoeclassees.ca), classified ad sites through which visitors can view more than 100,000 classified ads, reaching potential purchasers across the country by integrating more than 200 dailies and community newspapers. Since June 2007, classifiedextra.ca (vitevitevite.ca in French) operates in partnership with Sympatico.MSN.ca, which uses the classifiedextra.ca banner for all classified advertisements, allowing it to reach more than 20 million users;

•	Micasa.ca, one of the leading real-estate listing sites in Québec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners;

•	ReseauContact.com, a French dating and friendship site with near 500,000 unique visitors per month, as of December 31, 2007, according to internal statistics; and

•	EspaceCanoe.ca, an advanced technology platform for social communities that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.
Ownership
     Quebecor Media, directly and through TVA Group, holds 92.5% of the equity and 99.9% of the voting interest in Canoe.

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
Environment
     Our operations are subject to federal, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the cleanup of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future.
     Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none is currently required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
C — Organizational Structure
     The following chart illustrates the relationship among Quebecor Media and its main operating subsidiaries and holdings as of March 1, 2008, and shows the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the left indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the right indicates the percentage of voting rights held).

QUEBECOR MEDIA INC.
(Québec)
Cable and Business Telecommunication
Vidéotron ltée
(Québec)
CF Cable TV Inc.
(Canada)
Le SuperClub Vidéotron ltée
(Québec)
Newspaper
Sun Media Corporation
(British Columbia)
Bowes Publishers Limited
(British Columbia)
Sun Media (Toronto) Corporation
(British Columbia)
Television and Broadcasting
45.2% / 99.9%
TVA Group Inc.
(Québec)
TVA Publications Inc.
(Canada)
Newspaper
Osprey Media Publishing Inc.
(Canada)
Internet / Portals
92.5% / 99.9%
Canoe Inc.
(Québec)
Leasure and Entertainment
Archambault Group Inc.
(Canada)
Quebecor Media Book Group Inc.
(Canada)
CEC Publishing Inc.
(Québec)
Groupe Sogides Inc.
(Canada)
Interactive Technologies and Communications
Nurun Inc.
(Canada)

     Quebecor, a communications holding company, owns 54.72% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary assets are its interests in Quebecor Media and Quebecor World, a commercial printer. The Caisse de dépôt et placement du Québec is Canada’s largest pension fund manager.
D — Property, Plants and Equipment
     Our corporate offices are located in leased space at 612 Saint-Jacques Street, Montréal, Québec, H3C 4M8, Canada.
Cable
     Videotron’s corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada, H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). Videotron began in late 2006 relocating some of its operations and personnel from this building to other buildings we rent in the area. However, most of the corporate offices are expected to move before the end of June 2008 to a new building next to Quebecor’s current head office.
     Videotron also owns several buildings in the Province of Québec. Videotron’s largest building is located at 2155 Pie IX Street in Montreal (approximately 102,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montreal. We are currently expanding this building and it will have a capacity of approximately 73,000 square feet at the end of the construction. In Québec City, Videotron owns a building of approximately 40,000 square feet. Videotron also owns or leases a significant number of smaller locations for signal reception sites and customer service and business offices. Videotron generally leases space for the business offices and retail locations for the operation of its video stores.
Newspapers
     Sun Media’s and Osprey Media’s principal business offices are located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and 100 Renfrew Drive, Suite 110, Markham, Ontario, Canada L3R 9R6.
     The following table presents the addresses, the square footage, primary use and current press capacity of the main facilities and other buildings of our newspaper operations. No other single property currently used in our Newspapers segment exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
Etobicoke, Ontario	Operations building,	3 Colorman presses	531,400
2250 Islington Avenue (2)	including printing plant —	(36 units)
	Toronto Sun
	24 Hours (Toronto)

Toronto, Ontario	Operations building,	4 Metro presses	245,900
333 King Street East (2)	including printing plant —	(32 units) and
	Toronto Sun	1 Metroliner press
		(8 units)

Saint-Janvier-de-Mirabel, Québec	Operations building,	3 Colorman presses	235,000
1280 Brault Street	including printing plant —	(52 units)
	Journal de Montréal
	Journal de Québec
	Ottawa Sun
	24 Hours (Montreal)

Montréal, Québec	Operations building,	3 Metro presses	162,000
4545 Frontenac Street (3)	including printing plant —	(27 units)
	Journal de Montréal

London, Ontario	Operations building,	2 Headliner presses	147,600
369 York Street	including printing plant —	(12 units) and
	London Free Press	1 Urbanite press
		(9 units)

Calgary, Alberta	Operations building,	1 Headliner press	90,000
2615-12 Street NE	including printing plant —	(7 units)
	Calgary Sun

St. Catharines, Ontario	Operations building —	N/A	75,000
17 Queen Street	St. Catharines Standard

Vanier, Québec	Operations building,	2 Urbanite presses	74,000
450 Bechard Avenue (3)	including printing plant —	(24 units)
	Journal de Québec

Peterborough, Ontario	Operations building,	1 Urbanite press	63,500
730 Kingsway	including printing plant —	(12 units)
	Peterborough Examiner

Winnipeg, Manitoba	Operations building,	1 Urbanite press	63,000
1700 Church Avenue	including printing plant —	(14 units)
	Winnipeg Sun

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
Brantford, Ontario	Operations building —	N/A	57,300
53 Dalhousie Street	Brantford Expositor

Edmonton, Alberta	Printing plant —	1 Metro press	50,700
9300-47 Street	Edmonton Sun	(8 units)

Edmonton, Alberta	Operations building —	N/A	45,200
4990-92 Avenue	Edmonton Sun
	(leased until December 2013)

Gloucester, Ontario	Distribution facility —	N/A	23,000
4080 Belgreen Drive (4)	Ottawa Sun

Ottawa, Ontario	Operations building	N/A	19,300
6 Antares Drive	(leased until October 2013) —
	Ottawa Sun

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 15 units.

(2)	In late 2007, the printing of portions of the Toronto Sun was transferred from 333 King Street East in Toronto to the new printing facilities in Etobicoke, Ontario.

(3)	In 2007, the printing of a portion of the Journal de Montréal and the Journal de Québec was transferred to the new printing facilities in Saint-Janvier-de-Mirabel, Québec.

(4)	In October 2006, the press facilities of the Ottawa Sun were transferred to the new printing facilities in Saint-Janvier-de-Mirabel. Accordingly, this building is currently being used principally as a distribution facility.
     Sun Media’s Urban Daily Group operates from 17 owned and leased properties located in the urban cities in which they serve, with building space totaling approximately 979,400 square feet. Sun Media’s Urban Daily Group operates 7 web presses (141 units) and 1 sheetfed press operation across Canada.
     Sun Media’s Community Newspapers Group operates from 147 owned and leased facilities located in the respective communities that the newspapers serve, with building space totaling approximately 888,000 square feet. Sun Media’s Community Newspaper Group operates 17 web presses (173 units) and 5 sheetfed presses in 18 operations across Canada. Osprey Media operates from 72 owned or leased facilities located in the communities in which it serves. Osprey Media operates 14 web press operations and 1 sheetfed press operation in Ontario.
Television Broadcasting
     Our television broadcasting operations are mainly carried out in Montréal in 5 buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publications.
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

E — Regulation
Foreign Ownership Restrictions Applicable Under the Telecom Act and the Broadcasting Act
     In November 2002, the Canadian federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed.
     In March of 2006, the Telecommunications Policy Review Panel filed with Canada’s Industry Minister its report regarding its review of the existing foreign ownership restrictions applicable to telecommunications carriers. In the Afterword of the Report, the Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:
•	In the first phase, the Telecommunications Act should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10% of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e., those below the 10% limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10%.

•	The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the “carriage” business of BDUs, and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting “content” businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.
     According to recent public declarations, the Minister still intends to implement several of the Panel recommendations and to review the foreign ownership restrictions.
     On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel has been mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review is to provide recommendations to the Government on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings have been identified as an important issue. Quebecor Media, like several other interested parties, has filed a submission. The Panel is targeting to report back to the Minister of Industry by June 30, 2008. The recommendations of this Panel may favor a review of the foreign ownership restrictions.

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
“Diversity of Voices”
     On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC was examining issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross-media ownership, vertical integration and the CRTC’s relationship with the Competition Bureau. A public hearing on this matter was held in mid-September 2007. On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.” In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. As a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share — including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting distribution undertakings (BDUs) in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.
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
     Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron operates 17 of these exempted cable systems.
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
     In Broadcasting Public Notice CRTC 2007-53, the CRTC has established August 31, 2011, as the deadline for over-the-air television services to transition from analog to digital and HD broadcasting, with the possibility of limited exceptions in northern and remote regions.
     The Digital Migration Framework for programming services that do not use the airwaves was published on February 27, 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) are abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant’s request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings (BDUs), excluding multipoint distribution system (MDS) undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l’information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The Commission also approved amendments to the broadcasting license for Avis de Recherche, as requested by the applicant. To this effect, the CRTC issued, for the above-mentioned services, mandatory distribution orders under section 9(1)(h) of the Broadcasting Act.
     A further framework governing the licensing and distribution of pay and specialty services to high definition, or HD, signals was made public on June 15, 2006 (Broadcasting Public Notice CRTC 2006-74). The CRTC expects that, over time, all or most of the pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Under this framework, BDUs will be obliged to distribute those HD pay and specialty services that offer certain minimum amounts of HD programming (subject to available channel capacity until distribution of analog signals ceases by that BDU entirely). Carriage of programming services in the analog mode, in the standard definition digital mode and in the HD digital mode creates stress on a cable distributor’s capacity to serve the public with as much choice as competitors that generally do not have to distribute in the analog mode.
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
     On July 5, 2007, the CRTC announced a review of the regulatory framework for broadcasting distribution undertakings, as well as the regulatory framework for discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC is considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. For example, as part of this review, the CRTC will consider, among many other things: (i) eliminating its current one per-genre policy for analog and Category 1 pay and specialty services; (ii) what policy should be applied in the future authorizing non-Canadian discretionary programming services; (iii) eliminating all or most access rules for analog and Category 1 pay and specialty services in favor of a preponderance requirement(s) for Canadian programming services; and (iv) eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings. The CRTC intends to hold a public hearing beginning on April 8, 2008 as part of this review.
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
     For all but two service areas, accounting for less than 6% of our subscribers, our basic service fees for our customers have been deregulated.
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
Winback Restrictions
     In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, which prohibited the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. In August of 2004 (Public Notice CRTC 2004-62), the CRTC decided that it would no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings, and on October 5, 2007, the CRTC eliminated all winback restrictions previously applicable to the incumbent cable companies.
Copyright Board Proceedings
     Certain copyrights in radio, television, internet and pay audio content are administered collectively and tariff rates are established by the Copyright Board. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.
      Royalties for the Retransmission of Distant Signals
     Following the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.
     Since this legislative amendment, the Copyright Act (Canada) empowers the Copyright Board to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Regulated cable television operators cannot automatically recover such paid retransmission royalties from their customers, although such charges might be a component of an application for a basic cable service rate increase based on economic need.
     In 2008, distant television signal retransmission royalties varied from $0.35 to $0.85 per customer per month depending on the number of customers receiving the signal and whether the signal was transmitted by a small retransmission system, except in Francophone markets. In Francophone markets, there is a 50% rebate. The same pricing structure, with lower rates, still applies for distant radio signal transmission. Most of Videotron’s undertakings operate in Francophone markets.
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
     In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2008 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.
     Royalties for Commercial Television
     SOCAN’s Tariff 2.A requires the payment of royalties by commercial television stations to SOCAN in compensation for the right to communicate to the public by telecommunication, in Canada, musical or dramatico-musical works forming part of its repertoire. The tariff has been set at a percentage of a television station’s revenues since 1959. In January 1998, the Copyright Board reduced the then applicable rate from 2.1% to 1.8% and set up a “modified blanket license,” allowing television stations to “opt out” of the traditional blanket license for certain programs.
     In March 2004, the Copyright Board certified SOCAN’s Tariff 2.A. for the years 1998 to 2004. According to the certified tariff, a commercial television station pays, for the standard blanket license in 1998, 1999, 2000 and 2001, 1.8% of the station’s gross income for the second month before the month for which the license is issued. For the year 2002 and thereafter, this rate is increased to 1.9%. This is the tariff that is currently applicable.
     In June 2007, SOCAN filed a new proposed tariff with the Copyright Board for the year 2008. SOCAN is not seeking any increase or modifications to the current tariff. The royalties are maintained at 1.9% for the year 2008, and a station still has the option to opt out of the traditional blanket license, but on a monthly basis. This election is allowed only twice in each calendar year.
     There are no tariffs proposed or currently applicable to commercial television stations other than SOCAN’s Tariff 2A.
      Royalties for Pay Audio Services
     The Copyright Board rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Copyright Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a Francophone market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.
     In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.3% and 5.9%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.2% and 3.0%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15.0% discount to royalties payable by a system located in a Francophone market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed since 2003 were paid in 2005.
     Currently, the royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff in March 2007 for the year 2008 that proposes to maintain those rates.
     For its part, NRCC filed a proposed Pay Audio Tariff for the period 2007-2011 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system.
     No dates have yet been announced for the hearing of those proposed tariffs by the Copyright Board.
      Royalties by Online Music Services
     Archambault Group operates an online music downloading service, known as zik.ca, with per-track fees. In 2007, the Copyright Board rendered two decisions on the tariffs proposed by, on one hand, CMRRA-SODRAC Inc. (CSI), an umbrella organization formed by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Société du droit de reproduction des auteurs, compositeurs et éditeurs du Canada Inc. (SODRAC), for the royalties to be paid by online music services for the reproduction of musical works in CSI’s repertoire (CSI Tariff) and, on the other hand, SOCAN for the royalties to be paid for the public performance of musical works in SOCAN’s repertoire (SOCAN Tariff) for the purposes of communicating and transmitting the musical works in a file to consumers in Canada via the Internet and authorizing consumers in Canada to further reproduce the musical work for their own private use.
     The certified tariffs, which resulted from those two decisions, cover a number of years (2005 to 2006 for the CSI Tariff and 1996 to 2007 for the SOCAN Tariff) and establish different formulae for the calculation of royalties payable by online music services that only offer on-demand streams or limited downloads with or without on-demand streams. With respect to services that offer permanent downloads, the combined royalty payable is 11% of the amount paid by the consumer for the download, subject to a minimum of 5.6¢ per permanent download within a bundle of 13 or more files and a minimum of 7.4¢ per permanent download in all other cases.
      Royalties for Online Music
     It is expected that copyright collectives will try to certify tariffs for online music not part of an online music downloading service. This could result in higher costs for operating websites containing online music content.
      Royalties for Ringtones
     In 2003, SOCAN filed a new proposed tariff, Tariff 24, for the communication of musical works incorporated into telephone or other ringtones. Since 2006, Videotron sells ringtones directly to cellular phone users. In June 2006, the Copyright Board rendered its decision setting a ringtone royalty for 2003 through 2005. The Copyright Board fixed the rate of royalty payable to SOCAN to 6% of the price paid for a ringtone by a cellular phone user, subject to a minimum royalty of 6.0¢ per ringtone. The minimum royalty only applies to the years 2004-2005. Following a judicial review, the Federal Court of Appeal upheld the decision of the Copyright Board.
      Internet Service Provider Liability
     In 1996, SOCAN proposed a tariff to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, internet service providers may, however, be found liable if they are found to favour and encourage copyright violation. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in

Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. Although there have been discussions in 2007-2008 to reintroduce such a Bill, it is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.
Canadian Broadcast Programming (Off the Air and Thematic Television)
Programming of Canadian Content
     CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to regulations requiring that, over the broadcast year and over any six-month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18-hour period between 6:00 a.m. and 1:00 a.m. the following day) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, not less than 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty or thematic television channels also have to maintain a specified percentage of Canadian content in their programming generally set forth in the conditions of their license.
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
Advertising
     The CRTC also regulates the quantity and content of television advertising. A television licensee shall not broadcast more than 12 minutes of advertising during any hour subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. In Public Notice 2007-53, “Determinations regarding certain aspects of the regulatory framework for over-the-air television” issued on May 17, 2007, the CRTC decided to increase the number of advertising minutes that over-the-air television stations may broadcast. Specifically, increased the 12 minute per hour limit on traditional advertising to 14 minutes per hour in peak viewing periods (7 p.m. to 11 p.m.) effective September 1, 2007. The limit will be increased to 15 minutes per hour for all viewing periods effective September 1, 2008, and eliminated altogether as of September 1, 2009. The CRTC will evaluate the impact of the increased advertising time limits during the license renewal hearings for conventional television stations that will be held in the spring of 2008.
Broadcasting License Fees
     Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for broadcasting undertakings, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $1,500,000. Our broadcasting activities are subject to both fees.
     In February 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the Canadian Association of Broadcasters. In December 2006, the Federal Court rendered judgment in our favour declaring the Part II license fee a tax levy that the CRTC had no jurisdiction to impose. The court however denied us reimbursement of amounts paid by us on account of the Part II license fees. On January 11, 2007, we filed an appeal of the Federal Court’s decision that denied us reimbursement. The crown has also appealed the court’s decision that the fee constitutes an illegal tax. On October 1, 2007, the CRTC issued a letter to all broadcasters accouncing that it will no longer require broadcasting licensees (including distribution undertakings) to pay Part II license fees. The CRTC will therefore not collect Part II license fees that would otherwise have been due on November 30, 2007 (and subsequent years) unless the Federal Court of Appeal or Supreme Court of Canada, should this case be appealed to that level, reverses the Federal Court’s decision.
     In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. We have also asked to remove any obligations to use independent producers so that TV broadcasters can more often own intellectual property of TV programs and become able to exhibit such programs on new platforms as much as possible. In Public Notice 2007-53, “Determinations regarding certain aspects of the regulatory framework for over-the-air television” issued on May 17, 2007, the CRTC decided (i) not to allow a subscriber fee for the carriage of local conventional over-the-air stations by BDUs, and (ii) not to eliminate the current quotas on programming to be produced by independent producers. The Chairman of the CRTC announced on November 5, 2007 that the Commission is of the view that any further consideration of the fee-for-carriage issue should take place within a broad context, such as that afforded by the upcoming review initiated by Broadcasting Notice of Public Hearing 2007-10. Accordingly, the Commission finds it appropriate to expand the scope of this proceeding that will take place on April 7, 2008 to include consideration of the fee-for-carriage issue. We do not know at this time the outcome of this issue.
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
     In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier.
Overview of the Telecommunications Competition Framework
     Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies’ monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. The CRTC has issued numerous follow-up rulings on matters of policy and inter-carrier dispute. The CRTC Interconnection Steering Committee, or CISC, also provides an ongoing forum for consensus-based resolution of inter-carrier technical and operational issues.
Application of Canadian Telecommunications Regulation
     In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by cable companies results in that company being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.
     In addition, the CRTC regulates the provision of telephony services in Canada. On May 1, 1997, the CRTC established the regulatory framework for the provision of competitive local telephony services in Canada. Among the key elements of this framework are: a technical form of interconnection based on a co-carrier (i.e. peer-to-peer) relationship between the ILEC and CLECs; mutual compensation for traffic termination (including Bill & Keep compensation at low levels of traffic imbalance); effective deregulation of CLEC retail service offerings with the exception of certain social obligations such as the provision of enhanced 911 service; and the imposition of a series of regulatory safeguards on the ILECs to protect against anti-competitive conduct on their part, including retail tariffing requirements, service bundling restrictions and winback restrictions. Most of the latter restrictions have since been removed or rendered moot as the ILECs have secured widespread regulatory forbearance for their local exchange services.
     Elements of the CRTC’s telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi-dwelling units where Videotron provides service; and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.
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
     On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially established in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron’s position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC.
     On March 3, 2008, the CRTC released a decision in which it ruled that most mandated wholesale digital network services will be phased out over a period of three to five years. This decision is expected to have the effect of improving Videotron’s position in the wholesale market.
     On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities-based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities- based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.

     On August 3, 2007, the CRTC approved Bell Canada’s application for forbearance from the regulation of residential local exchange services for 191 exchanges representing a large part of the territory in which Videotron operates. On September 13, 2007, the CRTC also approved applications for forbearance from the regulation of business local exchange services in respect of a smaller portion of Videotron’s market, but including the metropolitan areas of Montréal, Ottawa-Gatineau and Québec City. The CRTC has further granted forbearance decisions for Telus and Télébec which impact a relatively small number of exchanges for which Videotron also competes. These rulings granting the ILECs’ forbearance applications enable those approved ILECs the right to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility by our ILECs competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.
     On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10.0 million must become members of the agency, and directed that certain modifications be made to the agency’s governance and complaint resolution procedures. On February 4, 2008, the major Canadian cable operators, including Videotron, filed an application to review and vary the CRTC’s decision, asserting that the CRTC had overstepped its legislative authority. A ruling on this application is expected in due course.
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
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement that expires in December 2010. We have also entered into or expect to enter into similar arrangements with a number of smaller hydro-electric companies.
Access by Third Parties to Cable Networks
     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators in Canada, including Videotron, to submit cost-based tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds, except certain recent speed offerings available over only a portion of Videotron’s network. Several third- party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
     The CRTC also requires the large cable carriers, such as us, to allow third party Internet service providers to provide voice or telephony applications services in addition to retail Internet access services.
     On March 3, 2008, the CRTC released a decision affirming that cable TPIA services are not ‘essential services’, yet mandated that they continue to be provided at cost-based rates until such time as it has been demonstrated that a functionally equivalent, practical and feasible wholesale alternative exists.

Policy For Mobile Spectrum Auction
     On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the auction of spectrum licences for Advanced Wireless Services in the 2 GHz range (which we also refer to as the “3G Spectrum Auction”). Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions were finalized on February 29, 2008. The 3G Spectrum Auction is scheduled to commence on May 27, 2008.
Canadian Publishing
General
     Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada), which limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than, subject to limited exceptions, a “Canadian issue” of a “Canadian newspaper.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.
Broadcasting Undertakings — “Diversity of Voices”
     In Broadcasting Public Notice CRTC 2008-4 issued on January 15, 2008, the CRTC has published a new policy on “Diversity of Voices” stating that, as a general rule, the CRTC will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. For the purpose of that policy, “local market” is determined using the BBM/Nielsen definition of the local radio market, “local newspaper” is defined as a newspaper that is published at least five days per week with no less than 50% of its total circulation is within the relevant radio market and no less than 50% of its total circulation is paid. “local radio station” means a commercial radio station licensed to operate in a market where the licensee is expected to provide local news and information and “Local television station” means a commercial television station licensed to operate in a market where the licensee is expected to provide local news and information. However indirect, this constitutes a new limitation on ownership of Canadian newspapers.
ITEM 4A — UNRESOLVED STAFF COMMENTS
     None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see Note 26 to our audited consolidated financial statements for the years ended December 31 2007, 2006 and 2005. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors”.
Overview
     Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, residential and business telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies among its portfolio of media properties.
     Quebecor Media’s operating subsidiaries’ primary sources of revenues include: subscriptions for cable television, Internet access and telephony services; newspaper advertising and distribution; television broadcasting advertising and distribution; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of music products (compact discs, or CDs, digital video discs, or DVDs, musical instruments, and music recording); rental and sale of videocassettes and DVDs; and internet/portal services. Its broad portfolio of media assets includes businesses that have historically tended to provide stable revenues with relatively low sensitivity to general economic conditions, such as cable television, and businesses that have tended to be more cyclical and sensitive to economic conditions and fluctuations, such as newspaper publishing. While some of Quebecor Media’s businesses are relatively stable or mature, it continues to develop, acquire or take advantage of capabilities and assets with growth potential, such as cable telephony service and digital cable.
     Quebecor Media’s principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box and modem costs. Major components of its operating expenses include salaries and benefits, subcontracting costs, advertising, and regulatory expenses.
Trend Information
     Some of Quebecor Media’s businesses are cyclical in nature. They are dependent on advertising and, in the Newspapers segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Ontario, Québec and Alberta. In the Newspapers segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past few years. Also, in the newspaper segment, the traditional run of press advertising market for major multi-market retailers has been declining over the past several years due to consolidation in the retail industry combined with a shift in marketing strategy toward other media.
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
     Changes in the price of newsprint can have a significant effect on the newspaper segment’s operating results as newsprint is its principal expense besides wages and benefits and represented approximately 12.7% ($106.3 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2007. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations. Our Newspapers segment aims to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
     The television industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only towards specialty channels but also new exhibition media such as the Internet and Video-on-Demand. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want and on the media they want.
     In addition, Quebecor Media’s business has experienced, and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.
Our Segments
     Quebecor Media’s subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals.
Quebecor Media’s Interest in its Subsidiaries
     Table 1 shows Quebecor Media’s equity interest in its main subsidiaries at December 31, 2007.
Table 1
Quebecor Media’s interest in its main subsidiaries
as at December 31, 2007

	Percentage of Equity	Percentage of Votes

Videotron Ltd.	100%	100%
Sun Media Corporation	100%	100%
Osprey Media Group Inc.	100%	100%
TVA Group Inc.	45.2%	99.9%
Archambault Group Inc.	100%	100%
Quebecor Media Book Group Inc.	100%	100%
Nurun Inc.	57.5%	57.5%
Canoe Inc.	92.5%	99.9%

     Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the interest in TVA Group, which increased by 5.5 percent following the repurchase of 3,739,599 Class B shares for a cash consideration of $81.9 million pursuant to a Substantial Issuer Bid dated May 19, 2005. As of the publication of this annual report, Quebecor Media owns 100% of the equity and voting interests in Nurun. See also “Item 4. Business — History and Development of Quebecor Media” elsewhere in this annual report.

Non-GAAP Financial Measures
     We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.
     In the first quarter of 2007, Quebecor Media made changes to the definitions and presentation of the non-GAAP measures it uses, including the addition of a new measure called “cash flows from segment operations.” Free cash flows from continuing operations is now analyzed only on a consolidated basis. Cash flows from segment operations is analyzed for each segment. Cash flows from segment operations represents operating income net of additions to property, plant and equipment, plus proceeds from disposal of assets.
Operating Income
     We define operating income, reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on debt refinancing, gain (loss) on sale of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income (loss) from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. Table 2 below presents a reconciliation of operating income to net income (loss) as presented in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2007 and 2006 presented in Table 2 below is derived from our unaudited consolidated financial statements for such periods not included in this annual report.

Table 2
Reconciliation of the operating income measure used in this annual report to net income (loss) as presented in our consolidated financial statements

						Three Months Ended
	Year Ended December 31,					December 31,
	2007	2006	2005	2004	2003	2007	2006
						(unaudited)
			(in millions)

Operating income
Cable	$642.7	$512.5	$413.3	$363.8	$289.7	$175.7	$139.8
Newspapers	225.9	207.6	222.2	227.8	224.8	76.6	63.5
Broadcasting	59.4	42.1	53.0	80.5	81.5	22.8	18.9
Leisure and Entertainment	27.0	19.3	27.0	22.7	14.7	10.3	10.0
Interactive Technologies and Communications	2.8	7.5	3.9	2.3	1.1	—	3.3
Internet/Portals	6.9	10.1	9.0	4.5	2.9	2.8	1.5
Head office	(0.8)	0.5	3.7	(4.4)	(3.1)	(1.0)	1.3

	963.9	799.6	732.1	697.2	611.6	287.2	238.3
Amortization	(290.4)	(260.7)	(231.9)	(225.9)	(226.6)	(75.9)	(68.3)
Financial expenses	(240.0)	(224.6)	(285.3)	(314.6)	(300.1)	(72.2)	(57.6)
Reserve for restructuring of operations, impairment of assets and other special charges	(11.6)	(18.9)	0.2	(2.8)	(1.8)	3.5	(9.5)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(1.0)	(342.6)	(60.0)	(4.8)	144.1	(1.0)	(0.5)
Gain (loss) on sale of businesses and other assets	0.4	2.2	0.1	9.3	(1.1)	—	1.2
Impairment of goodwill and intangible assets	(5.4)	(180.0)	—	—	(0.5)	(5.4)	(180.0)
Income taxes	(74.8)	53.7	(43.5)	(37.4)	12.5	(15.6)	(28.6)
Non-controlling interest	(19.2)	(0.4)	(16.2)	(31.7)	(34.6)	(8.2)	6.8
Income (loss) from discontinued operations	5.2	2.0	1.0	(1.1)	0.4	—	1.1

Net income (loss)	$327.1	$(169.7)	$96.5	$88.2	$203.9	$112.4	$(97.1)

Cash Flows from Segment Operations
     We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this annual report, we provide the detailed calculation of the measure in the same section.
Free Cash Flows from Continuing Operations
     We use free cash flows from continuing operations as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flows from continuing operations in this annual report, we provide a reconciliation with the most directly comparable Canadian GAAP financial measure in the same section.
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
2007/2006 Financial Year Comparison
2007 Highlights
     In August 2007, Quebecor Media completed the acquisition of all outstanding units of Osprey Media for a total cash consideration of $414.4 million, excluding assumed liabilities. Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 33 non-daily newspapers, together with shopping guides, magazines and other publications. The addition of Osprey Media’s properties makes our Newspapers segment the largest newspaper publisher in Canada.
     On October 5, 2007, Quebecor Media completed a private placement of US$700.0 million aggregate principal amount of its Senior Notes due 2016. The Senior Notes were sold at a price equivalent to 93.75% of face value for net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing expenses of $9.8 million). These notes bear interest at 7 3/4% (an effective rate of 8.81%) and mature on March 15, 2016.
     On October 31, 2007, Sun Media Corporation prepaid and terminated its term loan “B” and settled the related derivative financial instruments for a aggregate cash consideration of $277.8 million.
     On July 23, 2007, Quebecor Media exercised its option to pay the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.
     On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the 3G Spectrum Auction. Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions were finalized on February 29, 2008. The 3G Spectrum Auction is scheduled to commence on May 27, 2008, and we have filed an application to participate. If our application is accepted by Industry Canada, we intend to focus in the 3G Spectrum Auction on those areas that we believe present attractive growth prospects for our service offering, based on an analysis of demographic, economic and other factors.
     Sun Media Corporation expanded the reach of its chain of urban dailies in February 2007 with the launch of 24 Hours newspapers in Calgary and Edmonton, the two largest urban centres in Alberta, bringing the number of free dailies published by Sun Media Corporation in Canada to seven. The decision was part of Quebecor Media’s strategy of strengthening its presence on different platforms in order to reach consumers through multiple channels of communication.
     Quebecor Media announced, on October 11, 2007, the creation of a new subsidiary, Quebecor MediaPages, to consolidate all its print and online directory operations. Quebecor MediaPages plans to launch 30 new local directories under the MediaPages name in Québec, Ontario and Alberta in 2007 and 2008.

     On June 30, 2007, Canoe closed the sale of the operations of Progisia Informatique, a division of Canoe in the Internet/Portals segment, to Groupe Conseil OSI inc. (“Groupe Conseil OSI”). The sale of Progisia Informatique was consistent with Canoe’s plans to refocus its operations on the Internet market.
     On November 28, 2007, Quebecor Media officially launched canoe.tv, Canada’s first webcaster. It will carry exclusive content as well as programming from conventional sources. canoe.tv will put the canoe.ca portal and Quebecor Media as a whole at the forefront of the fast-growing online video phenomenon, which is being propelled by very strong consumer demand.
     On February 26, 2008, Quebecor Media completed its acquisition of all outstanding shares of Nurun it did not already hold at a price of $4.75 per share, for a total cash consideration of $75.4 million. Following this transaction, Nurun became a wholly owned subsidiary of Quebecor Media and its shares were delisted from the Toronto Stock Exchange.
     Operating results
     The revenues of Quebecor Media totalled $3.37 billion in 2007, compared with $3.00 billion in 2006, a $367.3 million (12.2%) increase. All of Quebecor Media’s business segments without exception reported higher revenues. The Cable segment’s revenues increased by $243.1 million (18.6%), primarily as a result of customer growth for all services. The Newspapers segment’s revenues rose by $99.9 million (10.8%), mainly due to the impact of the acquisition of Osprey Media. Revenues also increased in the Broadcasting segment (by $22.2 million or 5.6%), Leisure and Entertainment ($14.0 million or 4.4%), Interactive Technologies and Communications ($8.1 million or 11.0%) and Internet/Portals ($6.7 million or 16.1%).
     Quebecor Media generated operating income of $963.9 million in 2007, compared with $799.6 million in 2006. The $164.3 million (20.5%) increase was mainly due to the significant improvement in results in the Cable segment, where operating income increased by $130.2 million (25.4%), primarily as a result of strong customer growth. Operating income also increased in Newspapers (by $18.3 million or 8.8%), primarily as a result of the acquisition of Osprey Media, and in Broadcasting ($17.3 million or 41.1%) and Leisure and Entertainment ($7.7 million or 39.9%). Operating income decreased by $4.7 million (-62.7%) in Interactive Technologies and Communications and by $3.2 million (-31.7%) in Internet/Portals.
     The growth in the fair value of Quebecor Media was greater in 2007 than in 2006, resulting in a $26.0 million increase in the consolidated stock option charge. Excluding Osprey Media’s operating income and the impact of the consolidated stock option plans, operating income increased by 20.0% in 2007, compared with 11.0% in 2006.
     Quebecor Media recorded net income of $327.1 million in 2007, compared with a $169.7 million net loss in 2006. The favourable variance of $496.8 million was due primarily to the favourable impact on the analysis of the 2007 numbers of the recognition in 2006 of a $342.6 million loss on debt refinancing ($219.0 million net of income tax and non-controlling interest) and a charge for impairment of goodwill and of broadcasting licences in the Broadcasting segment totalling $180.0 million ($156.6 million net of income tax and non-controlling interest). The $164.3 million increase in operating income in 2007 also contributed to the improvement. These favourable factors were partially offset by, among other things, a $29.7 million increase in the amortization charge and a $15.4 million increase in financial expenses.
     The amortization charge increased by $29.7 million from $260.7 million in 2006 to $290.4 million in 2007, mainly because of significant capital expenditures in 2006 and 2007, largely in the Cable and Newspapers segments.
     Financial expenses totalled $240.0 million in 2007, compared with $224.6 million in 2006. The $15.4 million increase was due to the approximately $15.0 million impact of increased indebtedness and higher interest rates, and a $3.5 million increase in the losses on derivative financial instruments recognized on the income statement, which were partially offset by a $5.3 million decrease in the loss on re-measurement of the Additional Amount payable. The higher indebtedness was mainly due to the financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million, to debt totalling $161.8 million assumed as part of the acquisition, to the settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media Corporation’s term loan “B,” and to the repayment in July 2007 of the Additional Amount payable, for a total consideration of $127.2 million (see “— Financing Activities” below for details of the increase in the long-term debt). The increase in financial expenses was also due to the impact of higher base interest rates in 2007 than in 2006. These unfavourable factors were partially offset by the favourable impact, which extended over a full year for the first time, of the refinancing of Quebecor Media’s notes at more advantageous interest rates in early 2006.
     Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $11.6 million in 2007, compared with $18.9 million in 2006. The Newspapers segment recorded a $2.3 million net charge in connection with the project to acquire new presses, including a $6.7 million charge for termination benefits related to the elimination of production jobs at the Toronto Sun and the Ottawa Sun, and the reversal of a reserve in the amount of $4.4 million related to the closing of the London, Ontario plant. A $5.3 million charge was also recorded for termination benefits related to the elimination of jobs at the London Free Press, the Toronto Sun and Bowes Publishers in connection with the voluntary workforce reduction program. A $2.3 million charge was recognized for termination benefits in connection with the project to streamline newsgathering announced in the second quarter of 2006 and the elimination of newsroom positions throughout the organization. Quebecor Media’s other segments also recorded total reserves for restructuring of operations in the amount of $1.7 million, primarily in the Broadcasting segment.
     In 2006, Quebecor Media repurchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011, bearing interest at 11 1/8% and 13 3/4% respectively, generating a $342.6 million unusual loss on debt refinancing ($219.0 million net of income tax and non-controlling interest).
     In 2006, Quebecor Media recorded a non-cash impairment charge totalling $180.0 million, including $148.4 million, without any tax consequences, for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for broadcasting licences ($12.5 million net of income tax and non-controlling interest).
     Quebecor Media recorded an income tax charge of $74.8 million in 2007, compared with income tax credits of $53.7 million in 2006. The unfavourable variance of $128.5 million resulted primarily from tax savings recognized in 2006 in connection with the loss on debt refinancing related to the repurchase of Quebecor Media’s notes. The tax rate reduction by the Canadian federal government in 2007, which was greater than in 2006, and the adoption of a more favourable conversion rate for Part VI.1 tax benefits acquired from a related party (tax that corporations must pay on preferred dividends paid during a financial year) contributed to the reduction in the income tax expense in 2007.
     Free cash flows from continuing operating activities
     Free cash flows from continuing operating activities totalled $289.5 million in 2007, compared with negative $73.8 million in 2006 (see Table 3). The $363.3 million improvement was mainly due to the payment in 2006 of $197.3 million in accrued interest on Senior Discount Notes as part of the refinancing carried out on January 17, 2006. The $164.3 million increase in operating income and the $54.9 million net change in non-cash balances related to operations also contributed to the improvement. These favourable factors were partially offset by a $33.2 million increase in additions to property, plant and equipment.

Table 3
Free cash flows from continuing operating activities
(in millions of Canadian dollars)

	2007	2006	2005
Cash flows from segment operations:
Cable	$314.7	$210.5	$194.7
Newspapers	116.0	91.8	149.3
Broadcasting	43.2	33.4	42.5
Leisure and Entertainment	24.2	16.1	20.1
Interactive Technologies and Communications	(0.5)	5.7	2.5
Internet/Portals	2.3	8.2	8.3
Head office and other	1.4	7.8	0.4

	501.3	373.5	417.8
Cash interest expense(1)	(225.3)	(402.9)	(211.1)
Cash portion of restructuring of operations and other special charges	(11.6)	(18.9)	0.2
Current income taxes	(11.3)	(5.4)	(19.0)
Other	3.7	2.1	(3.1)
Net change in non-cash balances related to operations	32.7	(22.2)	(27.4)

Free cash flows from continuing operating activities	$289.5	$(73.8)	$157.4

(1)	Interest on long-term debt and other interest, less investment income and interest capitalized to cost of property, plant and equipment (see Note 2 to our consolidated financial statements included under Item 17 of this annual report).
Table 4
Reconciliation between free cash flows from continuing operating activities and cash flows provided by continuing operating activities as shown in our consolidated financial statements
(in millions of Canadian dollars)

	2007	2006	2005

Free cash flows from continuing operating activities	$289.5	$(73.8)	$157.4
Additions to property plant and equipment	468.7	435.5	319.8
Proceeds from disposal of assets	(6.1)	(9.4)	(5.5)

Cash flows from continuing operating activities	$752.1	$352.3	$471.7

Table 5
Reconciliation between Quebecor Media’s operating income and its cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$963.9	$799.6	$732.1
Additions to property plant and equipment	(468.7)	(435.5)	(319.8)
Proceeds from disposal of assets	6.1	9.4	5.5

Cash flows from segment operations	$501.3	$373.5	$417.8

Segmented Analysis
     Cable segment
     In Quebecor Media’s Cable segment, Videotron Ltd. (“Videotron”) is the largest cable operator in Québec and the third largest in Canada, based on number of customers. Its state-of-the-art network passes 2,497,400 homes and serves approximately 1,791,000 customers. At December 31, 2007, Videotron had 1,638,100 cable television customers, including 768,200 subscribers to its illico Digital TV service. Videotron is also involved in interactive multimedia development and is an Internet Service Provider (“ISP”), with 942,100 subscribers to its cable modem and dial up Internet access services and 636,400 subscribers to its VoIP telephony service. It has 45,700 activated phones on its wireless telephone service, which was gradually rolled out in Québec beginning in August 2006. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting and cable television services, and Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”), a DVD, video cassette and console game sales and rentals chain.
     The Cable segment generated revenues of $1.55 billion in 2007, compared with $1.31 billion in 2006, a $243.1 million (18.6%) increase.
     Revenues from the residential illico Digital TV service, excluding certain related services, rose by $75.4 million (28.2%) year-over-year to $342.8 million in 2007. The performance of illico Digital TV in 2007 more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $58.6 million (8.6%) to $735.8 million due to the impact of customer base growth, increases in some rates, revenues from the HD package, and the favourable impact of the growth in the illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.
     illico Digital TV had 768,200 customers at the end of 2007, an increase of 144,600 or 23.2% from the end of 2006 (see Chart 1), compared with increases of 149,000 in 2006 and 140,900 in 2005. As of December 31, 2007, illico Digital TV had a household penetration rate (number of subscribers as a proportion of total homes passed by the Cable segment’s network, i.e. 2,497,400 homes as of the end of 2007) of 30.8% versus 25.4% a year earlier, and a subscriber penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 46.9% versus 39.7% a year earlier.
Chart 1
Customer base for cable television
services

     The Cable segment’s analog cable television service lost 78,900 customers (-8.3%) in 2007, compared with decreases of 82,700 in 2006 and 87,400 in 2005 (see Chart 1), primarily as a result of customer migration to the illico Digital TV service. The combined customer base for all cable television services increased by 65,700 (4.2%) to 1,638,100 as of December 31, 2007, compared with increases of 66,300 in 2006 and 53,500 in 2005 (see Chart 1). As of December 31, 2007, the Cable segment’s cable television services had a household penetration rate of 65.6%, compared with 64.0% one year earlier.
     The Cable segment’s Internet access services registered continued strong growth in 2007, posting revenues of $422.4 million, a $77.3 million (22.4%) year-over-year increase. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers and the impact of increases in some rates. The number of customers for cable Internet access services stood at 933,000 at the end of 2007, an increase of 141,000 (17.8%) from 2006, compared with increases of 154,000 in 2006 and 135,400 in 2005 (see Chart 2). At December 31, 2007, cable Internet access services had a household penetration rate of 37.4%, compared with 32.2% one year earlier.
Chart 2
CUSTOMER BASE FOR CABLE INTERNET ACCESS
     The strong growth in our VoIP telephony service continued in 2007. The service generated revenues of $195.5 million in 2007, compared with $107.4 million in 2006, an $88.1 million (82.0%) increase. As of December 31, 2007, the number of subscribers to the service stood at 636,700 (including 300 Softphone customers), a year-over-year increase of 238,600 (60.0%), compared with increases of 234,800 in 2006 and 163,000 in 2005 (see Chart 3). At December 31, 2007, our VoIP telephony service had a household penetration rate of 25.5%, compared with 16.2% one year earlier.
Chart 3
Customer base for cable telephone service
     The wireless telephone service launched in August 2006 generated revenues of $17.7 million in 2007, compared with $1.2 million in 2006, a $16.5 million increase. At December 31, 2007, there were 45,700 activated phones on the service, compared with 11,800 at December 31, 2006, an increase of 33,900 in 12 months.
     The Cable segment’s monthly ARPU increased by $10.09 (16.4%) from $61.43 in 2006 to $71.52 in 2007.
     Le SuperClub Vidéotron recorded revenues of $59.1 million in 2007. The 5.8% increase from 2006 was mainly due to an increase in same-store sales at the Microplaytm sections, the opening of new Videotron stores and the impact of store acquisitions.
     The Cable segment’s total operating income increased by $130.2 million (25.4%) from $512.5 million in 2006 (a margin of 39.1% as a proportion of revenues) to $642.7 million (or 41.4% of revenues) in 2007, mainly because of the growth in the customer base for all services, increases in some rates, and a $12.6 million favourable variance related to non-recognition in 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007 (see below). These positive factors more than offset the $20.9 million unfavourable impact of expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan or as management fees. Excluding the stock option expense, the Cable segment’s operating income increased by 28.6% in 2007, compared with 26.9% in 2006.
     The cost of subsidies granted to subscribers on equipment sales was $28.2 million in 2007 ($28.7 million in 2006 and $36.7 million in 2005).
     In 2007, cash flows from the Cable segment’s operations amounted to $314.7 million, compared with $210.5 million in 2006 (see Table 6), a $104.2 million increase. The impact of the $130.2 million increase in operating income was partially offset by a $27.5 million increase in additions to property, plant and equipment in 2007 compared with 2006, primarily attributable to investments in network upgrades and modernization by the Cable segment, as well as purchases of cable telephony equipment to be used by customers.
Table 6: Cable Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$642.7	$512.5	$413.3
Additions to property plant and equipment	(330.1)	(302.6)	(219.9)
Proceeds from disposal of assets	2.1	0.6	1.3

Cash flows from segment operations	$314.7	$210.5	$194.7

     The Cable segment’s telephone service has numerous competitors, including incumbent local exchange carriers (“ILECs”), competitive local exchange carriers (“CLECs”), wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs increased in 2007 and is expected to continue in coming years, particularly in view of the federal government Order in Council issued in April 2007 lifting winback restrictions and relaxing the criteria for forbearance from regulation of local exchange services. Among other things, the Order reduced the size of the relevant local telephone markets, replaced the market share loss test by a competitive facilities test, and relaxed some of the requirements for quality of service provided to competitors. Under the new rules, the main residential markets in Québec have gradually been deregulated since August 2007. A number of business markets, primarily in major centres, were also deregulated in September 2007.
     In December 2006, the Federal Court of Canada rendered a decision favourable to Quebecor Media, ruling that the fees charged by the CRTC under Part II of the Broadcasting Licence Fee Regulations were a form of taxation and beyond the jurisdiction of the CRTC. The Federal Court also ruled, however, that Quebecor Media could not reclaim the licence fees paid in the past under Part II of the Broadcasting Licence Fee Regulations. On January 11, 2007, Quebecor Media filed an appeal of the Federal Court’s decision denying Quebecor Media the right to a refund of fees paid in the past. The Crown also appealed the Federal Court of Canada decision that the fees charged by the CRTC are an illegal form of taxation. The CRTC did not demand payment of the fees due on November 30, 2007 and does not intend to collect the fees in the future, unless the Federal Court decision regarding their legality is overturned on appeal by the Federal Court of Appeal or the Supreme Court of Canada, should the case be brought before it.
     During 2007, illico Digital TV customers ordered approximately 26 million films and television programs on illico on Demand, a 30% increase compared with 2006.
     In February 2008, Videotron launched two new Internet access services, Ultimate Speed Internet 30 and Ultimate Speed Internet 50, which support speeds of 30 megabits per second and 50 megabits per second. The two new very high-speed services make Videotron the first cable operator in North America to offer service of this speed on a cable network. Roll-out will begin in Laval, Québec, reaching a potential market of 112,000 households.

     In April 2007, Videotron reached an exclusive agreement with wireless telephone provider Sony-Ericsson to sell its W710i handset. Videotron became the only wireless service provider in Québec to offer its customers this advanced multi-purpose device.
     On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the 3G Spectrum Auction. Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions were finalized on February 29, 2008. The 3G Spectrum Auction is scheduled to commence on May 27, 2008, and we have filed an application to participate. If our application is accepted by Industry Canada, we intend to focus in the 3G Spectrum Auction on those areas that we believe present attractive growth prospects for our service offering, based on an analysis of demographic, economic and other factors. See also “— Cash Flows and Financial Position— Financial Position— Participation in the 3G Spectrum Auction” below.
     Newspapers segment
     Since the acquisition of Osprey Media Income Fund (“Osprey Media”) in August 2007, Quebecor Media’s Newspapers segment, which includes Sun Media Corporation and Osprey Media, has become Canada’s largest newspaper chain, counting both paid and free circulation. It publishes 37 paid-circulation dailies, including newspapers in eight of the ten largest markets in the country. It ranks first or second in number of copies sold in each of those eight markets. The Newspapers segment also publishes 223 community newspapers, magazines, weekly buyers guides, farm publications and other specialty publications, including 7 free dailies, namely 24 Hours in Toronto, 24 Hours in Vancouver, 24 Heures in Montréal, 24 Hours in Ottawa, 24 Heures in Ottawa-Gatineau, and since February 2007 24 Hours in Calgary and 24 Hours in Edmonton. As of December 31, 2007, the combined weekly circulation of the Newspapers segment’s paid newspapers was approximately 8.8 million copies, according to internal statistics. The Newspapers segment is also engaged in the distribution of newspapers and magazines, and it offers commercial printing and related services to other publishers through its national printing and production platform. Through Quebecor MediaPages, launched in November 2007, it conducts a combination of print and online directory publishing operations.
     The Newspapers segment’s revenues rose by $99.9 million (10.8%) to $1.03 billion in 2007, compared with $928.2 million in 2006. The increase was mainly due to the impact of the acquisition of Osprey Media. Excluding the impact of the acquisition, revenues increased by $4.4 million in 2007. Commercial printing and other revenues combined increased by 12.9%. Advertising revenues grew by 1.2%, while circulation revenues decreased by 5.8% in comparison with 2006. The revenues of the urban dailies decreased by 1.5% in 2007. Excluding the acquisition of Osprey Media, the revenues of the community newspapers increased by 1.1% in 2007. Within the urban dailies group, revenues of the free dailies increased by 62.7% in 2007 due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
     The Newspapers segment’s operating income totalled $225.9 million in 2007, an $18.3 million (8.8%) increase from $207.6 million in 2006. The favourable impact of the acquisition of Osprey Media ($25.3 million) was partially offset by investments and one-time charges, including investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton and the launch of Quebecor MediaPages, the impact of the labour disputes at the Journal de Montréal and the Journal de Québec in 2006 and 2007, respectively, and variances in the charge for Quebecor Media’s stock option plan. Excluding all these items, operating income was $225.2 million in 2007, compared with $214.2 million in 2006. The $11.0 million (5.1%) increase mainly reflects lower newsprint costs, the impact of restructuring initiatives and the decrease in operating losses at the free dailies, on a comparable basis (i.e. at the Montréal, Toronto and Vancouver dailies), which were partially offset by costs related to the implementation of certain projects. Operating income from the dailies in the Western Group (meaning our dailies in provinces west of Ontario) increased by 13.8%. Osprey Media’s operating income increased by 12.6% in 2007, on a comparable basis, demonstrating part of the strategic rationale of the acquisition for Quebecor Media’s Newspapers segment. Excluding the launch of the four new free dailies and the impact on results of the labour disputes at the Journal de Montréal and the Journal de Québec,

operating income increased by 5.5% at the urban dailies. Excluding the impact of the acquisition of Osprey Media, operating income increased by 6.3% at the community newspapers.
     Cash flows from the Newspapers segment’s operations were $116.0 million in 2007, compared with $91.8 million in 2006. The $24.2 million increase (see Table 7) mainly reflects the $18.3 million increase in operating income and a $4.9 million decrease in additions to property, plant and equipment. During 2007, the Newspapers segment acquired a building from Quebecor World for consideration of $62.5 million. The corresponding increase in additions to property, plant and equipment was more than offset by a year-over-year decrease in 2007 in instalment payments under contracts to acquire six new presses.
Table 7: Newspapers Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$225.9	$207.6	$222.2
Additions to property plant and equipment	(111.4)	(116.3)	(74.0)
Proceeds from disposal of assets	1.5	0.5	1.1

Cash flows from segment operations	$116.0	$91.8	$149.3

     In February 2007, Sun Media Corporation expanded the reach of its chain of urban dailies with the launch of 24 Hours newspapers in Calgary and Edmonton, the two largest urban centres in Alberta, bringing the number of free dailies published by Sun Media Corporation in Canada to seven. The decision was part of Quebecor Media’s strategy of strengthening its presence on different platforms in order to reach consumers through multiple channels of communication.
     The Journal de Montréal was engaged in a labour dispute with its unionized pressroom employees between June 4, 2006 and February 20, 2007. While operating under more difficult conditions, the Journal de Montréal took all necessary steps to prevent the dispute from affecting the daily printing and distribution of the newspaper.
     The Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. There can be no assurance regarding the outcome of this dispute. A new collective bargaining agreement was signed with the newspaper’s unionized sales department employees on April 2, 2007. To date, there has been no interruption in the publication of the Journal de Québec and Sun Media Corporation intends to keep measures in place to continue offering a quality product.
     In August 2007, Quebecor Media completed its acquisition of all outstanding units of Osprey Media for a total cash consideration of $414.4 million, excluding assumed liabilities. Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 33 non-daily newspapers, together with shopping guides, magazines and other publications. Osprey Media’s daily newspapers have a combined circulation of 325,000 per day and more than 1.9 million per week. Osprey Media’s leading dailies include The Kingston Whig-Standard, The Sudbury Star and The Peterborough Examiner, all published in Ontario. The acquisition of Osprey Media will enable Sun Media Corporation to more effectively address the challenges faced by the newspaper industry in the fast-changing media universe. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest newspaper publisher in Canada, counting both paid-circulation and free newspapers.
     Restructuring initiatives are being implemented in the Newspapers segment following the acquisition of Osprey Media. The residual calculation of goodwill related to this transaction could be modified following recognition of the impact of these initiatives.

     Quebecor Media announced, on October 11, 2007, the creation of a new subsidiary, Quebecor MediaPages, to consolidate all its print and online directory operations. Quebecor MediaPages plans to launch 30 new local directories under the MediaPages name in Québec, Ontario and Alberta in 2007 and 2008.
     As part of the acquisition of a building from Quebecor World by Quebecor Media on October 11, 2007, Quebecor World signed a long-term operating lease with Quebecor Media to rent a small part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.
     Broadcasting segment
     TVA Group Inc. is one of the largest private-sector producers and broadcasters of French-language entertainment, information and public affairs programming in Québec and in North America. It is sole owner of six of the ten television stations in the TVA Network, of the analog specialty channel Le Canal Nouvelles (“LCN”) and of the digital specialty channels Mystère, ARGENT and Prise 2. TVA Group holds a 75% interest in the English-language analog station SUN TV in Toronto and interests in two other TVA Network affiliates, in the “Canal Évasion” specialty channel, the Indigo pay-per-view service, and the English-language digital specialty channels mentv and Mystery. In addition, TVA Group is engaged in teleshopping services through Shopping TVA. Its TVA Publications Inc. (“TVA Publications”) subsidiary, the largest publisher of French-language magazines in Québec, publishes general-interest and entertainment weeklies and monthlies. Its TVA Films subsidiary distributes films and television products in Canada’s English- and French-language markets.
     The Broadcasting segment recorded revenues of $415.5 million in 2007, compared with $393.3 million in 2006, an increase of $22.2 million (5.6%). Revenues from broadcasting operations increased by $11.7 million, primarily as a result of higher advertising revenues at the TVA Network and SUN TV, higher subscription and advertising revenues at the specialty channels (Mystère, argent, Prise 2, LCN, mentv and Mystery), and higher revenues from video on demand, from Shopping TVA and from commercial production. Revenues from distribution operations increased by $5.5 million due to a larger number of theatrical releases in 2007 than in 2006, including the successful film Because I Said So, and increased revenues from video releases. Revenues from publishing operations increased by $1.8 million in 2007. The favourable impact of the acquisition of the interest in TV Hebdo and TV 7 Jours not already held by TVA Group was partially offset by a decrease in revenues from newsstand sales.
     The Broadcasting segment recorded operating income of $59.4 million in 2007, compared with $42.1 million in 2006, a $17.3 million (41.1%) increase. Operating income from broadcasting operations increased by $7.2 million, mainly because of the impact of the higher revenues from the specialty channels, SUN TV and video on demand and the non-recognition in 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007, for a favourable variance of $4.1 million. Operating income from distribution operations improved by $3.0 million in the third quarter of 2007, mainly because of higher revenues from video releases. Operating income from publishing operations increased by $6.5 million, essentially because of reductions in some operating expenses, including printing costs.
     Cash flows from segment operations increased by $9.8 million from $33.1 million in 2006 to $43.2 million in 2007 (see Table 8). The $17.3 million increase in operating income was partially offset by a $7.2 million increase in additions to property, plant and equipment, primarily due to building improvements and certain data processing projects.

Table 8: Broadcasting Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$59.4	$42.1	$53.0
Additions to property plant and equipment	(16.2)	(9.0)	(12.9)
Proceeds from disposal of assets	—	0.3	2.4

Cash flows from segment operations	$43.2	$33.4	$42.5

     The business environment for conventional television continues to be a cause for concern, as indicated by the 2.6% decline in advertising revenues from TVA Group’s conventional television operations in the fourth quarter of 2007, despite the fact that the TVA Network has 25 of the 30 top-rated shows in Québec and remains Québec’s leading general-interest television network, seven days a week.
     On July 5, 2007, the CRTC announced a review of the regulatory framework for broadcasting distribution undertakings (“BDUs”) and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). In this review, the CRTC will study the possibility of limiting regulation of BDUs and discretionary programming services to a bare minimum, while continuing to respect the provisions of the Broadcasting Act and placing greater reliance on market forces where possible. It is not possible to predict with confidence the nature of any changes that may result from this review of the regulatory framework. Amendments to regulations and policies governing broadcasting, discretionary programming and distribution services, the introduction of new rules or policies, or changes to licence terms could have a material impact on the segment’s business, financial position and operating results.
     Leisure and Entertainment segment
     The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, DVDs, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site; online sales of downloadable music through the ZIK.ca service; distribution of CDs and videos (through Distribution Select); music recording and video production in Québec and Europe (through the Musicor and Exclaim labels). The Leisure and Entertainment segment is also engaged in the book industry through its subsidiary Quebecor Media Book Group Inc. (“Quebecor Media Book Group”), which includes academic publisher CEC Publishing Inc. (“CEC Publishing”), 13 general literature publishers under the Groupe Sogides inc. (“Groupe Sogides”) umbrella, and Messageries A.D.P. inc. (“Messageries A.D.P.”), the exclusive distributor for more than 160 Québec and European French-language publishers.
     The revenues of the Leisure and Entertainment segment increased by $14.0 million (4.4%) from $315.8 million in 2006 to $329.8 million in 2007, mainly because of an 11.1% increase in the revenues of Quebecor Media Book Group. At Archambault Group, revenues grew by 0.8%.
     The increase in the revenues of Quebecor Media Book Group in 2007 was mainly due to higher revenues in the academic segment and at Messageries A.D.P., due in the latter case to the distribution of several successful releases, including the French translation of the international bestseller The Secret by Rhonda Byrne, which sold more than 343,000 copies in 2007.
     Archambault Group’s retail sales were flat for 2007 as a whole, compared with 2006. The impact of higher annual sales at Archambault stores was offset by lower revenues at Camelot Info stores following the closure of two locations. E-commerce revenues grew by 16.8% due to strong results at the archambault.ca e-commerce site. Archambault Group’s distribution revenues decreased by 2.7% as a result of lower volume, caused in part by delays in album releases. Production revenues decreased by 13.5% because of an unfavourable variance in the sales of European subsidiary Groupe

Archambault France S.A.S., caused by delays in album releases in 2007, partially offset by increased revenues at Musicor. Revenues from video on demand increased by 55.7%.
     The Leisure and Entertainment segment’s operating income amounted to $27.0 million in 2007, compared with $19.3 million in the previous year. The $7.7 million (39.9%) increase was mainly due to the impact of the revenue increases, as well as decreases in some operating costs.
     Cash flows from segment operations increased by $8.1 million from $16.1 million in 2006 to $24.2 million in 2007, mainly because of the increase in operating income (see Table 9).
Table 9: Leisure and Entertainment Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$27.0	$19.3	$27.0
Additions to property plant and equipment	(2.9)	(3.4)	(7.9)
Proceeds from disposal of assets	0.1	0.2	1.0

Cash flows from segment operations	$24.2	$16.1	$20.1

     In 2007, Pierre Marchand was appointed President, Music Division, of Archambault Group. In early 2008, Céline Massicotte was appointed President and Chief Operating Officer of Groupe Sogides inc.
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
     The Interactive Technologies and Communications segment recorded revenues of $82.0 million in 2007, compared with $73.9 million in 2006. The $8.1 million (11.0%) increase reflects the recruitment of new customers and the positive impact of the acquisition of Crazy Labs in July 2006, partially offset by the impact of lower volume in the U.S.
     The segment’s operating income totalled $2.8 million in 2007, a $4.7 million (-62.7%) decrease from $7.5 million in 2006, due to lower volume in the U.S., the impact of a change in the stock option plan, and one-time charges related to Quebecor Media’s takeover bid for Nurun, as well as an increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive in 2004. Recognition in 2006 of federal research and development tax credits from previous years was also a factor in the decrease in operating income in 2007. These unfavourable variances were partially offset by the impact of increased revenues from new customers.
     Cash flows from segment operations were negative $0.5 million in 2007, compared with positive $5.7 million in 2006, an unfavourable variance of $6.2 million (see Table 10) due primarily to the decrease in operating income and an increase in additions to property, plant and equipment caused in part by higher investment in certain computer projects and leasehold improvements.

Table 10: Interactive Technologies and Communications Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$2.8	$7.5	$3.9
Additions to property plant and equipment	(3.3)	(1.8)	(1.4)

Cash flows from segment operations	$(0.5)	$5.7	$2.5

     On December 5, 2007, Quebecor Media announced it had entered into lock-up agreements with certain security-holders of Nurun holding in the aggregate a majority of Nurun’s common shares not already owned by Quebecor Media and its affiliates, under which such holders irrevocably and unconditionally agreed to tender their shares to a takeover bid by Quebecor Media to acquire all issued and outstanding common shares of Nurun at a price of $4.75 per share in cash. On January 9, 2008, Quebecor Media launched this takeover bid. On February 26, 2008, Quebecor Media completed its acquisition of all the outstanding equity securities of Nurun that it did not already hold for a aggregate cash consideration of $75.4 million. Following this transaction, Nurun became a wholly owned subsidiary of Quebecor Media and its shares were delisted from the Toronto Stock Exchange.
     In May 2007, Nurun made a $1.8 million payment in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets. On the same date, Nurun issued, as a consideration, 996,170 common shares with a valuation of $1.9 million.
     Internet/Portals segment
     Canoe Inc. (“Canoe”) is an integrated company offering e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 8.8 million unique visitors per month in Canada, including more than 4.4 million in Québec (according to comScore Media Metrix figures for November 2007). The Canoe network includes canoe.ca, canoe.qc.ca, La Toile du Québec (toile.com) and money.canoe.ca (argent.canoe.com in French). In addition, Canoe operates the tva.canoe.com and lcn.canoe.com sites, as well as the occupationdouble.com site for the popular TVA Group program. Canoe also operates a number of e-commerce sites: jobboom.com (employment), micasa.ca (real estate), autonet.ca (automobiles), reseaucontact.com (dating), space.canoe.ca and espace.canoe.ca (social networking), classifieds.canoe.ca and classees.canoe.ca (classifieds), and canoeklix.com (cost-per-click advertising solutions). The Jobboom publishing division produces various print publications, including Jobboom magazine, which has a print run of 100,000 copies and is distributed free 10 times a year, and career guides such as the bestseller Carrières d’avenir, which is sold in bookstores.
     The Internet/Portals segment recorded total revenues of $48.3 million in 2007, compared with $41.6 million in 2006, a $6.7 million (16.1%) increase. Revenues from the special-interest portals and the general-interest portals rose by 23.8% and 6.5% respectively from 2006. Among the special-interest portals, jobboom.com recorded significant increases in revenues from packages and other revenue streams.
     Operating income decreased by $3.2 million (-31.7%) to $6.9 million in 2007, compared with $10.1 million in 2006. The revenue growth did not entirely offset the unfavourable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investments in new products.
     Cash flows from the Internet/Portals segment’s operations were $2.3 million in 2007, compared with $8.2 million in 2006 (see Table 11). The unfavourable variance of $5.9 million was due to lower operating income and an increase in additions to property, plant and equipment, caused primarily by investments made in connection with new site launches and certain computer projects.

Table 11: Internet/Portals Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	2007	2006	2005

Operating income	$6.9	$10.1	$9.0
Additions to property plant and equipment	(4.6)	(1.9)	(0.7)
Proceeds from disposal of assets	—	—	—

Cash flows from segment operations	$2.3	$8.2	$8.3

     During the month of November 2007, Canoe attracted 8.8 million unique visitors (source: comScore Media Metrix), compared with 6.8 million in November 2006 and 6.0 million in November 2005 (source: comScore Media Metrix).
     In the first quarter of 2007, the Internet/Portals segment launched Espace Canoë, an advanced technological platform that supports sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.
     On June 1, 2007, Quebecor Media launched a new version of its classifiedextra.ca site, which combines the strengths of print media with the reach of the Internet. It is the largest and most powerful classified ad site in Canada, capable of reaching more than 20 million potential buyers (according to traffic figures from comScore Media Metrix) by combining the audiences of more than 150 Sun Media Corporation daily newspapers and community newspapers with that of the Canoe Network. The service is also available in French at vitevitevite.ca.
     On June 30, 2007, Canoe closed the sale of the operations of Progisia Informatique, a division of Canoe, to Groupe Conseil OSI. Following this transaction, the operating results and cash flows of Progisia Informatique are presented as separate line items for discontinued operations in the Company’s consolidated financial statements. Comparative figures for prior periods are restated. The sale of Progisia Informatique is consistent with Canoe’s plans to refocus its operations on the Internet market.
     The jobboom.com specialty site passed the 2-million member mark in Canada in 2007. Membership has grown by an average of 250,000 per year since 2003.
     On November 28, 2007, Quebecor Media officially launched canoe.tv, Canada’s first webcaster. It will carry exclusive content as well as programming from conventional sources. canoe.tv will put the canoe.ca portal and Quebecor Media as a whole at the forefront of the fast-growing online video phenomenon, which is being propelled by very strong consumer demand.
2007/2006 Fourth Quarter Comparison
     Operating results
     Quebecor Media’s revenues totalled $964.9 million in the fourth quarter of 2007, compared with $844.2 million in the same period of 2006. The $120.7 million (14.3%) increase resulted primarily from higher revenues in Cable ($64.4 million or 17.7%) and Newspapers ($59.8 million or 24.2%). The increase in the Newspapers segment essentially reflects the acquisition of Osprey Media. Revenues also increased in Broadcasting ($4.2 million or 3.5%) and Internet/Portals ($2.1 million or 18.1%). Revenues were flat in Interactive Technologies and Communications and decreased in Leisure and Entertainment ($1.7 million or -1.6%).
     Quebecor Media’s operating income rose by $48.9 million (20.5%) from $238.3 million in the fourth quarter of 2006 to $287.2 million in the fourth quarter of 2007, mainly because of increases in the Cable segment ($35.9 million or

25.7%), as well as in the Newspapers segment ($13.1 million or 20.6%). The increase in Newspapers mainly reflects the acquisition of Osprey Media. Operating income also increased in Broadcasting ($3.9 million or 20.6%), Internet/Portals ($1.3 million or 86.7%) and Leisure and Entertainment ($0.3 million or 3.0%). There was a $3.3 million unfavourable variance in operating income in the Interactive Technologies and Communications segment.
     Quebecor Media recorded net income of $112.4 million in the fourth quarter of 2007, compared with a $97.1 million net loss in the same period of 2006. The $209.5 million improvement was due primarily to the favourable impact on the analysis of the 2007 numbers of the recognition in 2006 of a non-cash charge for impairment of goodwill and of broadcasting licences in the Broadcasting segment totalling $180.0 million ($156.6 million net of income tax and non-controlling interest). The $48.9 million increase in operating income in the fourth quarter of 2007 and the approximately $22.2 million favourable impact of the decrease in federal tax rates in the fourth quarter of 2007 also contributed to the improvement.
     The amortization charge increased by $7.6 million from $68.3 million in the fourth quarter of 2006 to $75.9 million in the same period of 2007, essentially because of the same factors as those noted above in the 2007/2006 financial year comparison.
     Financial expenses increased by $14.6 million from $57.6 million in the fourth quarter of 2006 to $72.2 million in the fourth quarter of 2007, mainly due to the impact of the financing activities carried out in October 2007 in connection with the acquisition of Osprey Media and for other purposes, as well as the increase in base interest rates, as described in the discussion of annual financial expenses.
     The recovery entered under reserve for restructuring of operations, impairment of assets and other special charges was caused by a $4.4 million reversal in the reserve for the closure of the London, Ontario plant.
     The income tax expense decreased by $13.0 million from $28.6 million in the fourth quarter of 2006 to $15.6 million in the same quarter of 2007. Excluding a $148.4 million charge, without any tax consequences, recorded for goodwill impairment in the fourth quarter of 2006, pre-tax income increased by $48.1 million in the fourth quarter of 2007 compared with the same quarter of 2006. The impact of this increase was outweighed by recognition of the favourable impact, amounting to approximately $22.2 million, of the tax rate reduction implemented by the Canadian federal government in 2007.
     Segmented analysis
     Cable segment
     In the fourth quarter of 2007, the Cable segment generated revenues of $427.3 million, compared with $362.9 million in the same period of 2006. The $64.4 million (17.7%) increase was due primarily to a larger customer base for all of Videotron’s services in the fourth quarter of 2007 compared with the same quarter of 2006 (see charts 1 to 3), as well as increases in some rates.
     illico Digital TV added 47,900 customers in the fourth quarter of 2007, compared with 38,300 in the same quarter of 2006. Analog cable television services lost 26,000 customers during the quarter, compared with 18,600 in the same period of the previous year. The combined customer base for all cable television services increased by 21,900 in the fourth quarter of 2007, compared with 19,700 in the fourth quarter of 2006. The cable Internet access service added 34,100 customers in the fourth quarter of 2007, compared with 37,500 in the same quarter of 2006. The VoIP telephony service recorded quarterly customer growth of 62,600, compared with 53,700 in the same period of 2006. The number of activated phones on the wireless telephone service increased by 7,000 during the fourth quarter of 2007, compared with 11,000 in the same period of 2006.
     Le SuperClub Vidéotron recorded revenues of $19.4 million in the fourth quarter of 2007, an increase of 11.0% compared with the same period of 2006 due mainly to increased same-store sales in the Microplaytm sections, the opening of Videotron stores, the impact of store acquisitions and increased revenues from supply agreements with distributors.

     The Cable segment recorded operating income of $175.7 million in the fourth quarter of 2007 (a margin of 41.1% as a proportion of revenues), compared with $139.8 million in the same period of 2006 (or 38.5% of revenues). The $35.9 million (25.7%) increase was mainly due to the growth in the customer base for all services and increases in some rates.
     Newspapers segment
     The Newspapers segment’s revenues increased by $59.8 million (24.2%) from $246.7 million in the fourth quarter of 2006 to $306.5 million in the fourth quarter of 2007, mainly as a result of the impact of the acquisition of Osprey Media, which closed in August 2007. Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increased by 29.5%, advertising revenues were flat, and circulation revenues decreased by 8.8%. The revenues of the urban dailies decreased by 2.7% in the fourth quarter of 2007. Excluding the acquisition of Osprey Media, the revenues of the community newspapers were flat. Within the urban dailies group, the revenues of the free dailies increased by 73.3% in comparison with the fourth quarter of 2006 due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
     The Newspapers segment’s operating income totalled $76.6 million in the fourth quarter of 2007, a $13.1 million (20.6%) increase from $63.5 million in the same quarter of 2006, attributable primarily to the impact of the acquisition of Osprey Media ($15.9 million). Excluding the acquisition of Osprey Media, and investments and one-time charges, including investments related to the launch of four new free dailies (in Ottawa, Ottawa-Gatineau, Calgary and Edmonton) and of Quebecor MediaPages, charges related to Quebecor Media’s stock option plan, and the impact of the labour disputes at the Journal de Montréal and the Journal de Québec in 2006 and 2007, respectively, operating income was $70.1 million in the fourth quarter of 2007, compared with $66.7 million in the same quarter of 2006. The $3.4 million (5.1%) increase was essentially due to the decrease in newsprint costs. Despite the labour dispute at the Journal de Québec, operating income increased by 6.9% in the fourth quarter of 2007, compared with the same period in 2006. Operating income from the dailies in the Eastern Group (meaning our dailies in Québec) and the Western Group (meaning our dailies in provinces west of Ontario) increased by 17.6% and 11.5% respectively. The free dailies in Montréal, Toronto and Vancouver generated quarterly operating income for the first time in the fourth quarter of 2007. Excluding the launch of the four new free dailies and the favourable impact on the quarterly results of the labour disputes at the Journal de Montréal and the Journal de Québec, operating income from the urban dailies increased by 6.0%. Excluding the impact of the acquisition of Osprey Media, operating income increased by 6.3% at the community newspapers.
     Broadcasting segment
     The Broadcasting segment recorded revenues of $124.1 million in the fourth quarter of 2007, compared with $119.9 million in the same quarter of 2006, an increase of $4.2 million (3.5%). Revenues from broadcasting operations increased by $2.7 million, primarily as a result of higher revenues from video on demand, Shopping TVA and commercial production. Fourth quarter 2007 revenues from distribution operations increased by $1.3 million, mainly because of higher revenues from television. Revenues from publishing operations increased by $0.5 million. A decrease in newsstand revenues was partially offset by the impact of the acquisition of the interest in publications TV Hebdo and TV 7 Jours.
     The Broadcasting segment recorded operating income of $22.8 million in the fourth quarter of 2007, compared with $18.9 million in the same quarter of 2006, a $3.9 million (20.6%) increase. Operating income from broadcasting operations increased by $0.5 million in the fourth quarter of 2007. The favourable impact of the increase in revenues, decreased content costs, and a favourable variance of $0.9 million resulting from the non-recognition in 2007 of current CRTC Part II licence fee accruals was partially offset by increases in some operating costs, including production costs at the TVA Network. Operating income from distribution operations increased by $2.0 million in the fourth quarter of 2007, mainly because of higher distribution revenues from television and more profitable theatrical and video releases of films. Operating income from publishing operations increased by $1.3 million compared with the fourth quarter of 2006, mainly because of reductions in some operating expenses, including printing costs.

     Leisure and Entertainment segment
     The Leisure and Entertainment segment’s revenues totalled $103.4 million in the fourth quarter of 2007, compared with $105.1 million in the same quarter of 2006, a $1.7 million (-1.6%) decrease. Revenues increased 5.7% at Quebecor Media Book Group and decreased 3.2% at Archambault Group.
     The growth in the revenues of Quebecor Media Book Group in the fourth quarter of 2007 was mainly due to increased revenues at Messageries A.D.P. Inc. generated by the distribution of several successful titles.
     Archambault Group’s retail sales decreased by 2.5% in the fourth quarter of 2007, primarily as a result of lower sales at Camelot Info stores, following the closure of two locations, as well as revenue decreases at Archambault stores and the Paragraphe Bookstore. Distribution revenues decreased by 11.0% in the fourth quarter of 2007, mainly because of delays in the releases of several albums distributed by Select. Production revenues decreased by 15.2% because of lower revenues at Musicor and delays in album releases by Groupe Archambault France S.A.S.
     The Leisure and Entertainment segment recorded operating income of $10.3 million in the fourth quarter of 2007, compared with $10.0 million in the same quarter of 2006. The $0.3 million (3.0%) rise was essentially due to a 51.3% increase in operating income at Quebecor Media Book Group, attributable mainly to the increase in the revenues of Messageries A.D.P. The operating income of Archambault Group decreased by 8.5%, due primarily to lower operating income from retail sales and distribution, which was partially offset by the elimination of the operating loss from production activities.
     Interactive Technologies and Communications segment
     The Interactive Technologies and Communications segment recorded revenues of $20.1 million in the fourth quarter of 2007, essentially unchanged from the same quarter of 2006. The impact of the recruitment of new customers was partially offset by lower volume in the United States.
     Nurun’s operating income decreased from $3.3 million in the fourth quarter of 2006 to nil in the fourth quarter of 2007. The $3.3 million decrease was mainly due to one-time charges related to the process of taking Nurun private, decreased volume in the United States, and an unfavourable variance related to recognition in the fourth quarter of 2006 of federal research and development tax credits from previous years.
     Internet/Portals segment
     Revenues of the Internet/Portals segment totalled $13.7 million in the fourth quarter of 2007, an increase of $2.1 million (18.1%) from $11.6 million in the same quarter of 2006. Fourth-quarter 2007 revenues increased by 31.2% at the special-interest portals and 3.2% at the general-interest portals, compared with the same quarter of 2006, partly as a result of a significant increase in revenues from packages and other sources at the special-interest portal jobboom.com.
     Operating income amounted to $2.8 million in the fourth quarter of 2007 compared with $1.5 million in the same quarter of 2006. The $1.3 million (86.7%) increase was mainly due to revenue growth.
2006/2005 Financial Year Comparison
Operating Results
     Quebecor Media’s revenues increased by $303.2 million or 11.2% to $3.00 billion in 2006. All of the Company’s business segments with the exception of Broadcasting reported higher revenues: Cable (an increase of $229.2 million or 21.2%), Leisure and Entertainment ($60.4 million or 23.6%), Internet/Portals ($6.4 million or 18.2%), Newspapers ($12.6 million or 1.4%), and Interactive Technologies and Communications ($8.8 million or 13.5%). These increases were partially offset by an $8.1 million (-2.0%) decrease in the Broadcasting segment’s revenues.

     Quebecor Media’s operating income rose $67.5 million, or 9.2%, to $799.6 million in 2006, mainly as a result of higher operating income in the Cable segment (an increase of $99.2 million or 24.0%). Operating income also increased in Interactive Technologies and Communications ($3.6 million or 92.3%) and Internet/Portals ($1.1 million or 12.2%). The increases in these segments were partially offset by decreases in Broadcasting ($10.9 million or -20.6%), Newspapers ($14.6 million or -6.6%) and Leisure and Entertainment ($7.7 million or -28.5%).
     Quebecor Media recorded a net loss of $169.7 million in 2006, compared with net income of $96.5 million in 2005. The unfavourable variance of $266.2 million was due to the recognition of a $342.6 million loss on debt refinancing in 2006 ($219.0 million net of income tax and non-controlling interest) compared with a $60.0 million loss in 2005 ($41.0 million net of income tax and non-controlling interest). The refinancing operations carried out in 2006 significantly reduced Quebecor Media’s financial expenses in comparison with the expenses that would otherwise have been incurred. Recognition of a non-cash impairment charge totalling $180.0 million in 2006, including $148.4 million, without any tax consequences, for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for broadcasting licences ($12.5 million net of income tax and non-controlling interest) also contributed to the unfavourable variance. In addition, Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $18.9 million in 2006, including a $17.0 million charge in the Newspapers segment, compared with a $0.2 million reversal of reserves in 2005. These unfavourable factors were partially offset by the impact of the $67.5 million increase in operating income and a $60.7 million decrease in financial expenses in 2006.
     The amortization charge increased by $28.8 million to $260.7 million in 2006 due to significant capital investments in 2005 and 2006, and accelerated amortization by the Newspapers segment of equipment which was to be replaced.
     Financial expenses totalled $224.6 million in 2006, a $60.7 million decrease. Interest charges and amortization of the discount on long-term debt decreased by $53.1 million in 2006, mainly because of the impact of the refinancing at more advantageous interest rates of notes issued by Quebecor Media and by Videotron’s CF Cable TV subsidiary, which was partially offset by the negative impact of higher average debt levels and base interest rates in 2006.
     The Company recorded income tax credits in the amount of $53.7 million in 2006, compared with a $43.5 million income tax expense in 2005. The $97.2 million improvement resulted primarily from recognition of tax savings in the amount of $123.6 million related to the $342.6 million loss on settlement of debt in 2006, compared with tax savings of $19.0 million related to a $60.0 million loss on settlement of debt in 2005, as well as the impact of the reduction in the Canadian federal tax rate in 2006 and the elimination of the Part I.3 large corporations tax, which had a favourable impact of $15.0 million in 2006. In 2005, Quebecor Media recognized tax benefits totalling $24.1 million in connection with previously unrecorded operating losses and capital losses. Quebecor Media also recorded a future tax impact in the amount of $11.9 million in 2005 in connection with an increase in the tax rate in the province of Québec.
     Free cash flows from continuing operating activities were negative $73.8 million in 2006, compared with positive $157.4 million in 2005 (see Table 2 above). The unfavourable variance of $231.2 million was mainly due to the payment of $197.3 million in accrued interest on Senior Discount Notes in 2006 as part of the refinancing carried out in January and July, 2006. The impact of the $67.5 million increase in operating income was more than offset by a $115.7 million increase in additions to property, plant and equipment.
     Segmented analysis
     Cable segment
     The Cable segment’s revenues increased by $229.2 million (21.2%) due to customer growth for its services. The revenues of the illico Digital TV service, excluding certain related services, rose by $82.4 million (44.5%) to $267.4 million compared with 2006, more than compensating for the decrease in revenues from analog cable television services. Combined revenues from all cable television services increased by $59.0 million (9.5%) to $677.3 million. Revenues from Internet access services were $345.1 million, a $74.3 million (27.4%) increase from 2005. The VoIP telephony service generated total revenues of $107.4 million in 2006, an $86.3 million increase.

     illico Digital TV had 623,600 customers at the end of 2006, a 149,000 (31.4%) increase compared to December 31, 2005. Analog cable television services lost 82,700 customers in 2006. The combined customer base for all cable television services increased by 66,300 to 1,572,000 in 2006. The cable Internet access service had 792,000 customers at the end of 2006, an increase of 154,000 (24.1%) compared to December 31, 2005. The VoIP telephony service was serving 397,800 customers at the end of December 2006, an increase of 234,800 (144.0%) compared to December 31, 2005. As of December 31, 2006, the Cable segment also had 11,800 customers for its wireless telephone service. The Cable segment’s monthly ARPU increased by $9.51 (18.3%) from $51.86 in 2005 to $61.37 in 2006.
     Le SuperClub Vidéotron recorded revenues of $55.9 million in 2006, a 0.9% increase from 2005.
     The Cable segment’s total operating income increased by $99.2 million (24.0%) to $512.5 million in 2006, mainly because of the growth in the customer base for all services, increases in some rates, and a decrease in the unit cost of digital set-top boxes. These favourable factors more than offset the negative impact of increases in charges related to the stock option plan. Operating margin, stated as a percentage, was 39.1% in 2006, compared with 38.3% in the previous year.
     In 2006, cash flows from the Cable segment’s operations amounted to $210.5 million, compared with $194.7 million in 2005 (see Table 6), a $15.8 million increase. The favourable impact of the $99.2 million increase in operating income was offset by an $82.7 million increase in additions to property, plant and equipment, primarily attributable to investments by the Cable segment in network upgrades and modernization, and in the cable telephony project.
     Newspapers segment
     In 2006, the Newspapers segment’s revenues amounted to $928.2 million, a $12.6 million (1.4%) increase. Advertising revenues grew by 3.1%, while circulation revenues decreased by 3.8%. Distribution, commercial printing and other revenues combined declined by 1.2%. Revenues grew by $10.9 million (4.2%) at the community newspapers and by $1.7 million (0.3%) at the urban dailies. Within the latter group, the revenues of the free dailies in Montréal, Toronto, Vancouver and Ottawa increased by 55.0% from 2005.
     Operating income decreased by $14.6 million (-6.6%) to $207.6 million in 2006. At the urban dailies, operating income declined by $9.8 million (-6.0%). The higher revenues did not entirely offset increases in operating expenses, such as newsprint and distribution costs (including advertising and promotion expenditures for the purpose of increasing the circulation of the Toronto Sun and the Journal de Montréal) and the charge for the stock option plan. Labour costs were lower in 2006, mainly because of savings generated by the labour dispute at the Journal de Montréal. The combined operating losses of the free dailies decreased by 25.9%. At the community newspapers, operating income increased by $4.7 million (6.5%), mainly because of the higher revenues.
     Cash flows from the Newspapers segment’s operations totalled $91.8 million in 2006, compared with $149.3 million in 2005 (see Table 7). The $57.5 million decrease was caused primarily by a $42.3 million increase in additions to property, plant and equipment due to higher progress payments in 2006 under contracts to acquire six new presses to print some of Quebecor Media’s newspapers, as well as the $14.6 million decrease in operating income.
     Broadcasting segment
     The Broadcasting segment recorded revenues of $393.3 million in 2006, an $8.1 million (-2.0%) decrease. Revenues from broadcasting operations grew by $2.5 million (0.8%) because of higher subscription revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), revenues from broadcast rights and exclusive rights, revenues from commercial production, and advertising revenues at SUN TV. These increases outweighed a decrease in the advertising revenues of the TVA Network. Distribution revenues declined by $7.4 million in 2006, primarily as a result of decreased revenues from theatrical and video releases of films. Publishing revenues increased by $1.0 million (1.3%) in 2006.
     The Broadcasting segment generated operating income of $42.1 million in 2006, a $10.9 million (-20.6%) decrease. Operating income from broadcasting operations declined by $8.9 million (-16.0%). The increased revenues and the impact of cost-control measures at SUN TV, as well as improved profitability at the specialty channels and favourable settlement of certain disputes, did not entirely offset the impact of lower revenues and higher operating expenses at the TVA Network, including content-related costs. Operating income from distribution operations decreased by $2.0 million, mainly because of weaker results from theatrical and video releases than in 2005. Operating income from publishing operations increased by $1.1 million compared with 2005, mainly as a result of reductions in some operating costs, including printing and promotion.
     Cash flows from the Broadcasting segment’s operations were $33.4 million in 2006, compared with $42.5 million in 2005 (see Table 8). The $9.1 million decrease was due primarily to the $10.9 million decrease in operating income.
     Leisure and Entertainment segment
     The revenues of the Leisure and Entertainment segment increased by $60.4 million (23.6%) to $315.8 million in 2006, mainly due to the impact of the acquisition of Sogides ltée (“Sogides”) in December 2005, as well as a 3.1% increase in the revenues of Archambault Group, attributable primarily to the opening of Archambault stores in Gatineau, Boucherville and Québec City in 2005. On a comparable basis, the publishing houses’ revenues decreased because of fewer bestsellers in 2006 than in 2005 and lower sales in the academic segment.
     The Leisure and Entertainment segment’s operating income decreased by $7.7 million (-28.5%) to $19.3 million in 2006 because of weaker operating results, on a comparable basis, in Quebecor Media Books Group’s publishing houses (including the academic segment) and unfavourable variances due to inventory adjustments in 2005 and 2006, as well as the impact of lower revenues from CDs and videos, on a comparable basis, and a decrease in Archambault Group’s distribution revenues. Investments in Archambault Group’s production operations were also a factor.
     Cash flows from the Leisure and Entertainment segment’s operations totalled $16.1 million in 2006, compared with $20.1 million in 2005 (see Table 9 above). The $4.0 million decrease was due primarily to the $7.7 million decrease in operating income, which was partially offset by a $4.5 million decrease in additions to property, plant and equipment.
     Interactive Technologies and Communications segment
     The Interactive Technologies and Communications segment’s revenues rose by $8.8 million (13.5%) to $73.9 million in 2006, reflecting the impact of the acquisition of China Interactive and Crazy Labs in 2006, the recruitment of new customers and increased sales to existing customers.
     The segment’s operating income increased by $3.6 million (92.3%) to $7.5 million in 2006. The impact of customer growth, higher operating margins and the recognition of federal research and development tax credits from previous years outweighed the unfavourable effect of exchange rate fluctuations and increases in some operating costs.
     Cash flows from the Interactive Technologies and Communications segment’s operations were $5.7 million in 2006, compared with $2.5 million in 2005 (see Table 10 above). The $3.2 million increase was mainly due to the $3.6 million increase in operating income.
     On July 11, 2006, Nurun closed the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain, for a total consideration of $5.9 million, including $5.1 million in cash and 215,680 Common Shares of Nurun (valued at $0.8 million).
     On January 23, 2006, Nurun acquired China Interactive, a Chinese interactive marketing firm. The acquisition enhanced Nurun’s ability to deliver all its services to customers the world over, including the high-potential Asian market. On the closing date of the acquisition, Nurun disbursed $2.4 million in cash and issued 161,098 Common Shares as a consideration.

     Internet/Portals segment
     Canoe recorded total revenues of $41.6 million in 2006, a $6.4 million (18.2%) increase. All revenue streams of the special-interest portals grew in 2006, resulting in an overall increase of 24.8%. Revenues at the general-interest portals increased by 11.2%, primarily as a result of higher advertising revenues.
     Operating income rose by $1.1 million (12.2%) to $10.1 million in 2006, mainly as a result of the revenue growth, which was partially offset by increases in some operating costs, including labour costs and advertising and promotion costs.
     Cash flows from the Internet/Portals segment’s operations amounted to $8.2 million in 2006, compared with $8.3 million in 2005 (see Table 11 above).
Cash Flows and Financial Position
Operating Activities
     In 2007, continuing operating activities provided cash flows of $752.1 million, compared with $352.3 million in 2006. The $399.8 million improvement was mainly due to the payment in 2006 of $197.3 million in accrued interest on the repurchase and retirement of our Senior Discount Notes as part of the refinancing that we carried out in 2006, as well as the impact of a $164.3 million increase in operating income and a favourable net variance of $54.9 million in non-cash balances related to operations.
     In 2006, cash flows from continuing operating activities totalled $352.3 million, compared with $471.7 million in 2005. The $119.4 million reduction was mainly due to the payment of $197.3 million in accrued interest on the repurchase and retirement of our Senior Discount Notes, which was partially offset by the impact of the $67.5 million increase in operating income and a reduction in current income tax.
Financing Activities
     2007 financial year
     In 2007, Quebecor Media’s consolidated debt (excluding, in respect of the beginning-of-period debt balance, the Additional Amount payable to The Carlyle Group) increased by $227.1 million, and liabilities related to derivative financial instruments increased by $307.4 million.
     On October 5, 2007, Quebecor Media completed a private placement of US$700.0 million aggregate principal amount of its Senior Notes due 2016. The Senior Notes were sold at a price equivalent to 93.75% of face value, bear 7 3/4% interest (an effective rate of 8.81%) and mature on March 15, 2016. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4 % Senior Notes due 2016 which we issued in 2006. Quebecor Media used the net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing costs of $9.8 million) from the placement, as well as its cash and cash equivalents, to repay advances drawn on the Senior Bridge Facility entered into to finance the acquisition of Osprey Media for a total consideration of $414.4 million, to finance the repayment, on October 31, 2007, of US$179.7 million drawn on Sun Media Corporation’s term loan “B”, and to settle the $106.0 million liability related to derivative financial instruments connected to the term loan “B.” The transactions had the net effect of increasing long-term debt by $682.2 million, including $161.8 million in debt assumed as part of the acquisition of Osprey Media. The increase in debt was also due to the financing of the settlement of the Additional Amount payable to The Carlyle Group, for a total consideration of $127.2 million. Cash flows generated by operating activities were used to reduce drawings on the revolving bank credit facilities of TVA Group, Videotron and Osprey Media by $40.2 million, $38.3 million and $16.5 million respectively. In addition, Quebecor Media and Sun Media Corporation made mandatory debt repayments totalling $23.5 million.
     The increase in debt resulting from the investing and financing activities described above was partially offset by the favourable impact of the exchange rate, estimated at $392.4 million, and the $65.5 million favourable impact of the adoption of new accounting standards for financial instruments and hedge accounting (see “— Changes in Accounting Policies” below). The decrease in debt related to changes in the exchange rate is however generally offset by an increase in the value of the cross-currency swap agreements entered under “Derivative financial instruments.” The value of liabilities related to derivative financial instruments increased from $231.3 million as of December 31, 2006 (or $320.2 million on January 1, 2007, following the adoption of new accounting standards for financial instruments and hedge accounting) to $538.7 million as of December 31, 2007. The repayment of $106.0 million in liabilities related to Sun Media Corporation’s term loan “B” credit facility is reflected in the change in liabilities related to derivative financial instruments.
     In connection with our issuance of US$700.0 million aggregate principal amount of senior notes in October 2007, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4 % Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on November 20, 2007 and commenced the registered exchange offer on February 21, 2008. We currently anticipate completing the registered exchange offer in early April 2008.
     Quebecor Media assumed $161.8 million in debt as part of the acquisition of Osprey Media. This debt included a $65.0 million revolving credit facility and a $133.3 million term loan maturing in January 2011. The credit facilities bear interest at banker’s acceptance rate plus an applicable premium, based on financial ratios. As of December 31, 2007, $13.4 million was drawn on the revolving bank credit facility.
     2006 financial year
     In 2006, Quebecor Media’s consolidated debt (excluding the Additional Amount payable) increased by $270.8 million, and liabilities related to derivative financial instruments decreased by $29.7 million.
     The increase in the long-term debt was due primarily to the refinancing of the entirety of Quebecor Media’s Senior Notes and Senior Discount Notes during the first and third quarters of 2006. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and swap agreements, by $380.0 million, which was financed by issuing long-term debt. The Company also used a portion of the net proceeds from the refinancing for general corporate purposes. In respect of these repurchases, Quebecor Media recognized a $342.1 million loss on debt refinancing ($218.7 million net of income tax) in 2006, which is the amount by which the total disbursements of $1.4 billion exceeded the book value of the repurchased Notes and the related cross-currency swap arrangements, as well as the write-down of deferred financial expenses.
     On April 12, 2006, Quebecor Media contracted a €59.4 million loan from Société Générale (Canada), maturing in 2015 and secured by, among other things, a first-ranking hypothec on Quebecor Media’s movable assets, for the purpose of financing certain investment projects.
     Between the refinancing on January 17, 2006 and the end of the year, the balance of Videotron’s revolving credit facility was reduced by $188.0 million, using cash flows provided by operating activities, and repayments and repurchases totalling $39.0 million were made with respect to the bank credit facilities of Sun Media Corporation and Quebecor Media. On December 29, 2006, Sun Media Corporation repurchased a portion of its term loan “B” for $15.0 million and closed out the corresponding portion of its hedge agreements.
     On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing consisted of two primary stages: i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%), and ii) refinancing of Quebecor Media’s bank credit facilities through the establishment of a term loan “A” credit facility in the amount of $125.0 million, maturing in January 2011, a term loan “B” credit facility in the amount of US$350.0 million, maturing in January 2013, and a five-year revolving credit facility in the amount of $100.0 million, maturing in January 2011. The proceeds from Quebecor Media’s new Senior Notes, the full amount of its new term loans “A” and “B”, and amounts received from its subsidiaries ($237.0 million from Videotron, drawn on its existing revolving credit facilities, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), were used to finance the repurchase of

US$561.6 million aggregate principal amount of its Senior Notes maturing in 2011 and US$275.6 million aggregate principal amount of its Senior Discount Notes maturing in 2011, or 95.7% and 97.4% respectively of the notes issued and outstanding at that date. Quebecor Media used the remainder of the net proceeds from the refinancing for general corporate purposes. Since the repurchased notes, maturing in 2011, had been issued at higher rates, Quebecor Media’s financial expenses were significantly reduced in comparison with the expenses that would otherwise have been incurred. On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes and Senior Discount Notes.
Investing Activities
     Additions to property, plant and equipment totalled $468.7 million in 2007, compared with $435.5 million in 2006. The $33.2 million increase was primarily attributable to increased investments in network upgrades and modernization by the Cable segment in 2007 and the acquisition of a building by Quebecor Media from Quebecor World for a consideration of $62.5 million. The impact of these increases was partially offset by a decrease in instalment payments in 2007 under contracts to acquire six new presses to be used, among other things, to print some of Quebecor Media’s newspapers.
     Business acquisitions (including buyouts of minority interest) increased from $10.5 million in 2006 to $438.6 million in 2007. The substantial increase was mainly due to the acquisition of Osprey Media for a total cash consideration of $414.4 million (excluding $161.8 million in assumed debt).
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
     Business acquisitions (including buyouts of minority interest) decreased by $100.0 million from $110.5 million in 2005 to $10.5 million in 2006. The reduction was mainly because of the repurchase of 3,739,599 Class B Non-Voting Shares by TVA Group Inc. (“TVA Group”) in 2005 for a cash consideration of $81.9 million under a Substantial Issuer Bid dated May 19, 2005. Also in 2005, Quebecor Media acquired Sogides for a cash consideration of $24.0 million and other considerations.
Financial Position
     At December 31, 2007, the Company and its wholly owned subsidiaries had a $45.3 million bank overdraft and had undrawn lines of credit of $526.1 million available, for total available liquid assets of $480.8 million.
     As of December 31, 2007, consolidated debt totalled $3.04 billion, compared with $2.82 billion at December 31, 2006, excluding the Additional Amount payable, a $227.1 million increase (see discussion under “Financing Activities” above). The consolidated debt included Videotron’s $960.8 million debt ($1.04 billion at December 31, 2006), Sun Media Corporation’s $225.1 million debt ($486.8 million at December 31, 2006), Osprey Media’s $145.2 million debt (company acquired in August 2006), TVA Group’s $56.1 million debt ($96.5 million at December 31, 2006), and Quebecor Media’s corporate debt of $1.65 billion ($1.20 billion at December 31, 2006).
     The Board of Directors of Quebecor Media declared and paid dividends totalling $110.0 million in 2007. The Board of Directors of Quebecor Media declared and paid aggregate dividends and a distribution, in the form of a reduction of paid-up capital, totalling $45.0 million in 2006.
     Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) during the 12-month period following December 31, 2007. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by our publicly-traded subsidiaries, including TVA Group.
     Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key metrics in these agreements include a coverage ratio and a leverage ratio (long-term debt over operating income). As of December 31, 2007, the Company was in compliance with all required financial ratios.

     Participation in the 3G Spectrum Auction
     As described elsewhere in this annual report, Canada’s 3G Spectrum Auction is scheduled to commence on May 27, 2008 and we have filed an application to participate. If we are successful in the 3G Spectrum Auction, we expect to incur significant operating expenses and capital expenditures to acquire the licenses and build-out and launch this service in the markets in which licenses are granted to us, which will require us to obtain additional financing.
Contractual Obligations
     At December 31, 2007, material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 12 below shows a summary of the Company’s contractual obligations.
Table 12
Contractual obligations as of December 31, 2007
 (in millions of Canadian dollars)

			Less than		5yrs
	Total	1yr	1-3yrs	3-5yrs	and more

Long-term debt	$3,077.8	$24.7	$303.4	$221.2	$2,528.5
Interest payments (1)	1,796.0	257.9	513.9	488.8	535.4
Operating leases	167.0	47.5	61.1	32.5	25.9
Capital asset purchases and other commitments	187.7	143.5	40.5	3.7	—
Derivative financial instruments(2)	508.2	0.6	1.3	1.3	505.0

Total contractual obligations	$5,736.7	$474.2	$920.2	$747.5	$3,594.8

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate at December 31, 2007.

(2)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
     Quebecor Media is investing in two capital projects involving modernization and relocation of some of its printing operations in Québec and Ontario, including acquisition of six new presses and state-of-the-art inserting and shipping equipment. The outstanding balance of commitments related to these projects at December 31, 2007 was $89.7 million.
     In the normal course of business, TVA Group contracts commitments respecting broadcast rights for television programs and films, and respecting distribution rights for audiovisual content. The outstanding balance of such commitments was $52.9 million at December 31, 2007.
     Newsprint, which is the basic raw material used to publish newspapers, represents a significant input and component of operating costs for our Newspapers segment. Newsprint has historically been and may continue to be subject to significant price volatility. During 2007, the total newsprint consumption of our newspaper operations was approximately 170,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 12.7% ($106.3 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2007. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations. We aim to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
     In connection with the acquisition of TVA Group in 2001 and SUN TV in 2004, Quebecor Media made commitments to invest $58.2 million in the Canadian television industry and the Canadian telecommunications industry over a period ending in 2012 in order to promote Canadian television content and the development of communications. As at December 31, 2007, the balance to be invested amounted to $4.9 million.
The Carlyle Group
     On December 22, 2003, Quebecor Media closed an agreement to acquire all the Preferred Shares held by The Carlyle Group in 3662527 Canada Inc., the parent company of Videotron Telecom, for a consideration with an estimated value of $125.0 million at closing. On the same date, a $55.0 million payment was made to The Carlyle Group. The Additional Amount payable fluctuated as a function of the value of Quebecor Media’s common shares based on a formula set forth in the share purchase agreement.
     At the date of the transaction, both parties had agreed that the initial value of the Additional Amount payable was $70.0 million. As at March 31, 2007, the Additional Amount payable was valued at $127.2 million ($122.0 million as at December 31, 2006), and on July 23, 2007, Quebecor Media exercised its option to pay in full the Additional Amount payable to The Carlyle Group for total cash consideration of $127.2 million.
Financial instruments
     Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
     In the normal course of business, Quebecor and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media and its subsidiaries manage this exposure through staggered maturities and an optimal balance of fixed and variable rate debt.
     As at December 31, 2007, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
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
     Quebecor Media does not hold or use any derivative instruments for trading purposes.
     Due to the increase in the negative fair value of certain cross-currency swap agreements during 2005, the Company had to make prepayments totalling $75.9 million. These prepayments were financed from Quebecor Media’s cash assets and credit facilities. All of the cross-currency swap arrangements subject to a floor limit on negative fair market value were closed out as part of the refinancing carried out on January 17, 2006.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then fair market value.
Fair value of derivative financial instruments
     The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 13).
Table 13: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of Canadian dollars)

	December 31, 2007
			Fair Value
	Notional Value		asset (liability)

Derivative Financial Instruments
Interest rate swap agreements	CA$	75.0	$0.2
Foreign-exchange forward contracts
- In US$	US$	73.1	(4.2)
- In €		€13.0	(0.2)
- In CHF	CHF	6.7	(0.1)

Cross-currency interest rate swap agreements	US$	2,598.9	(534.2)

     In 2007, Quebecor Media recorded a $44.3 million loss on embedded derivative instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($4.1 million in 2006 and $13.1 million in 2005). A foreign-exchange gain of $32.1 million ($2.9 million in 2006 and $8.7 million in 2005) was recognized in connection with the financial instruments hedged by the derivatives. In 2007, Quebecor recorded a $4.8 million gain on the ineffective portion of fair value hedging relationships. Finally, a gain of $29.8 million was recorded under other comprehensive income in 2007 in relation to cash flow hedging relationships.
Related Party Transactions
     The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
     In January 2008, Quebecor World Inc. (“Quebecor World”), which is also a subsidiary of Quebecor, placed itself under the protection of the Companies’ Creditors Arrangement Act. This procedure will have no material impact on Quebecor Media’s operations.
Management arrangements
     Quebecor Inc. (“ Quebecor “) has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In 2007, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2006 and 2005.

     In 2007, Quebecor Media also paid management fees of $0.6 million and $0.5 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”) ($0.6 million and $0.5 million respectively in 2006 and $1.2 million and $1.0 million respectively in 2005). The figures for 2005 include guarantee fees related to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by Quebecor and Capital CDPQ in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
Lease arrangements
     Quebecor and other related parties lease office space to Quebecor Media. In 2007, the aggregate rent expense paid to Quebecor and other related parties was $2.5 million, compared with $2.7 million for 2006 and $2.6 million for 2005.
Commercial printing and other services
     Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for commercial printing, advertising and other services as part of transactions with Quebecor World, which is also a subsidiary of Quebecor, and other affiliated companies. Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from Quebecor World and the affiliated companies amounted to $64.3 million for 2007 ($89.6 million in 2006 and $91.0 million in 2005). The total revenues from Quebecor World and affiliated companies were $18.3 million for 2007 ($18.1 million in 2006 and $21.7 million in 2005).
     In 2007, the Company signed a 10-year manufacturing agreement with Quebecor World, a company under common control, for the printing of directories in its Toronto and Saint-Janvier-de-Mirabel printing facilities.
     On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total consideration of $62.5 million. At the same time, Quebecor World signed a long-term operating lease with Quebecor Media to rent a small part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.
     As at December 31, 2007, cash and cash equivalents totalling $19.3 million ($20.2 million as at December 31, 2006 and 22.3 million as at December 31, 2005) have been invested by Nurun on a revolving basis in Quebecor under the terms of a cash management agreement providing for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%. During 2007, Nurun received interest of $0.9 million ($0.9 million in 2006 and $0.8 million in 2005) from Quebecor Inc.
     In 2000, Nurun entered into a strategic agreement with Quebecor World. The agreement included a commitment from Quebecor World to use Nurun services for a minimum of US$40 million over a five-year period. In 2004, this agreement was extended for a further five years. In addition, the minimum service revenues of US$40 million committed by Quebecor World were modified to include services directly requested by Quebecor World, as well as business referred, under certain conditions, to Nurun by Quebecor World. As of December 31, 2007, the cumulative services registered by Nurun under this agreement amounted to US$26.2 million.
     In 2004, Quebecor World reached an agreement with Videotron to outsource certain of its information technology infrastructure for a period of seven years. Under this agreement, amended on January 1, 2007, Videotron provides infrastructure services in support of hosting server based applications in the Videotron data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The agreement is scheduled to terminate on March 31, 2008.

     In 2005, Quebecor Media acquired certain assets of Quebecor World, for a cash consideration of $3.3 million. The transaction was recorded at the book value of the transferred assets.
Tax benefit transactions
     In the year ended December 31, 2006, some of Quebecor Media’s subsidiaries acquired tax benefits amounting to $6.5 million, from Quebecor World, that were recorded as income taxes receivable. This transaction allowed Quebecor Media to realize a gain of $0.4 million (net of non-controlling interest), which was recorded as contributed surplus.
     On December 14, 2005, Quebecor Media entered into a tax consolidation transaction by which Quebecor Media transferred $192.0 million of capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2007 and 2006, Quebecor, the parent company, transferred to certain of Quebecor Media’s subsidiaries, $66.5 million and $74.2 million of non-capital losses, respectively, in exchange for cash consideration of $14.9 million and $16.1 million, respectively, in 2007 and 2006. These transactions were recorded at the exchange amounts. As a result, Quebecor Media has recorded a reduction of $7.7 million and $15.9 million, respectively, of its income tax expense in 2007 and 2005 and expects to reduce its income tax expense by $6.4 million in the future.
Off-balance sheet arrangements
Guarantees
     In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:
     Operating leases
     Quebecor Media has guaranteed a portion of the residual values of certain assets under operating leases to the benefit of the lessor. Should Quebecor Media terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then Quebecor Media must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, Quebecor Media has provided the lessor guarantees on certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, Quebecor Media must, under certain conditions, compensate the lessor. No liability has been recorded in the consolidated balance sheet since Quebecor Media does not expect to make any payments pertaining to these guarantees.
     Business and asset disposals
     In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, Quebecor Media may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents Quebecor Media from estimating the maximum potential liability it could be required to pay guaranteed parties. Quebecor Media has not accrued any amount in respect of these items in the consolidated balance sheet since Quebecor Media was unable to determine the fair value of these guarantees.
     Outsourcing companies and suppliers
     In the normal course of its operations, Quebecor Media enters into contractual agreements with outsourcing companies and suppliers. In some cases, Quebecor Media agrees to provide indemnities in the event of legal procedures initiated against them. In other cases, Quebecor Media provides indemnities to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents Quebecor Media from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnities since Quebecor Media was unable to determine their fair value.

Risks and Uncertainties
     Quebecor Media operates in the communications and media industries, which entail a variety of risk factors and uncertainties. Quebecor Media’s operating environment and financial results may be materially affected by the risks and uncertainties outlined below. These and other factors are discussed in further detail elsewhere in the annual report including under “Item 3. Key Information — Risk Factors”.
Labour disputes
     At December 31, 2007, approximately 38% of our 17,300 employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 115 collective bargaining agreements:
•	Videotron is party to 5 collective bargaining agreements, representing approximately 2,558 employees. Of these collective bargaining agreements, one (representing approximately 40 employees) has expired. Negotiations regarding this collective bargaining agreement will be undertaken in 2008. Two others, representing approximately 2,308 employees, or 90% of Videotron’s unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing 210 employees, or 8% of Videotron’s unionized workforce, will expire between January 2010 and August 2011;

•	Sun Media is party to 48 collective bargaining agreements, representing approximately 2,004 employees. Of these, 12 collective bargaining agreements, representing approximately 941 employees, or 47% of Sun Media’s unionized workforce, have expired. Negotiations regarding these 12 collective bargaining agreements are either in progress or will be undertaken in 2008. The other 36 of Sun Media’s collective bargaining agreements, representing approximately 1,063 employees, or 53% of its unionized workforce, are scheduled to expire on various dates through December 2010;

•	Osprey Media is party to 40 collective bargaining agreements, representing approximately 820 employees. All of Osprey Media’s collective bargaining agreements are scheduled to expire on various date between June 2008 and April 2011;

•	TVA Group is party to 15 collective bargaining agreements, representing approximately 830 employees. Of this number, 7 collective bargaining agreements, representing approximately 120 employees, or 14% of its unionized workforce, are expired. Negotiations regarding these 7 collective bargaining agreements are either in progress or will be undertaken in 2008. 8 of TVA Group’s collective bargaining agreements, representing approximately 710 employees, or 86% of its unionized workforce, will expire between October 2008 and the end of December 2009; and

•	The other 7 collective bargaining agreements, representing approximately 370 or 6% of our unionized employees, will expire between the end of April 2009 and June 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of the Journal de Québec that began on April 22, 2007, and, recently, a labour disruption involving the pressroom at the Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.
Financial risks
     In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 6.2 years as of December 31, 2007. The debt comprises approximately 62 % fixed-rate debt and 38 % floating-rate debt.
     As at December 31, 2007, Quebecor Media, Videotron, Sun Media and Osprey Media were using derivative financial instruments to manage their exchange rate and interest rate exposures. While these agreements expose Quebecor Media and its subsidiaries to the risk of non-performance by a third party, Quebecor Media and its subsidiaries believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties with whom they deal. Quebecor Media does not hold or issue any derivative financial instruments for trading purposes and subscribes to a financial risk management policy. These financial derivatives are described under “ — Financial Instruments” above.
Foreign currency risk and interest rate risk
     Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding on the date hereof and to hedge our exposure on certain purchases of set-top boxes, cables modems and capital expenditures.
     Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our outstanding Senior Notes due 2016, as well as the Senior Notes issued by Videotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements (see Tables 14 through 16 below) in order to manage our cash flow and fair value risk exposure to changes in interest rates.
Table 14
Foreign Exchange Forward Contracts
At December 31, 2007
(in millions of dollars)

		Average
Currencies (sold/bought)	Maturing	Exchange Rate	Notional Amount

Quebecor Media Inc.
$/Euro	Less than 1 year	1.4501	$18.9
$/CHF	Less than 1 year	0.8897	6.0

Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries
$/US$Euro	Less than 1 year	1.0511	76.8

Table 15
Cross-currency interest rate swaps
At December 31, 2007
(in millions of dollars)

						CDN dollar exchange
						rate on interest
				Annual	Annual	and capital
	Period	Notional		effective	nominal	payments per
	covered	amount		interest rate	interest rate	one U.S. dollar

Quebecor Media Inc.:
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit facilities	2006 to 2009	US$	196.5	6.27%	LIBOR	1.1625
					plus 2.00%

Term loan B credit facilities	2009 to 2013	US$	196.5	Bankers’	LIBOR	1.1625
				acceptance	plus 2.00%
				3 months
				plus 2.22%

Term loan B credit facilities	2006 to 2013	US$	147.4	6.44%	LIBOR	1.1625
					plus 2.00%

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptance
				3 months
				plus 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptance
				3 months
				plus 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
				acceptance
				3 months
				plus 3.70%

Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
				acceptance
				3 months
				plus 3.70%

Table 16
Interest Rate Swaps
At December 31, 2007
(in millions of dollars)

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate

Osprey Media Publishing Inc.

April 2008	$75.0	Pay fixed/Receive Floating	4.05%	Bankers’ acceptance

Contingencies
     From time to time, Quebecor Media is a party to various legal proceedings arising in the ordinary course of business.
     In late 2005, Quebecor Media entered into an agreement with a third party relating to a possible joint acquisition of Osprey Media (the “2005 Agreement”). This agreement was terminated by us in late January 2006. In 2007, we received a demand letter asserting that the 2005 Agreement had not been properly terminated and that certain provisions of the 2005 Agreement were still in effect. We are of the view that this claim has no merit, and in the event of any future dispute with respect to this matter, we intend to vigorously defend our position.
     On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of this annual report to determine with a reasonable degree of certainty the outcome of this legal proceeding, Videotron’s management believes that the suit is without merit and intends to vigorously defend its position.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results, liquidity or financial position.
Cyclicality and Seasonality
     Some of Quebecor Media’s businesses are sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets they serves, as well as by local, regional, national, and global economic conditions. In addition, Quebecor Media’s businesses have experienced, and are expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits. Because Quebecor Media’s businesses are labour intensive, their cost structure are highly fixed. During periods of economic contraction, revenue may decrease while the cost structure remains stable, resulting in decreased earnings. As well, in any given year, the seasonality could adversely affect Quebecor Media’s cash flows and operating results.
Commodity Price Risks
     Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2007, the total newsprint consumption of our newspaper operations was approximately 170,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 12.7% ($106.3 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2007. The prices of newsprint and paper have historically been and may continue to be subject to significant price volatility, and may significantly affect Quebecor Media’s cash flows and operating results. Management aims to mitigate this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements. Management also aims to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
     In future, we may also enter into forward commodity price contracts or other hedging arrangements that limit our exposure to fluctuations in the price of newsprint.
Credit Risk
     Concentration of credit risk with respect to trade receivables is limited due to Quebecor Media’s diverse operations and large customer base. As of December 31, 2007, the Company had no significant concentration of credit risk. The Company believes that the diversity of its product mix and customer base reduce its credit risk, as well as the impact of any change in its local markets or product-line demand.
     Quebecor Media is exposed to credit risk in the event of non-performance by counterparties in connection with its cross-currency swap agreements, interest rate swap agreements and its foreign exchange forward contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but it mitigates this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, does not anticipate loss due to non-performance.
Fair Value of Financial Instruments
     Table 17 below provides information on the carrying value and fair value of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the year shown.

Table 17
Carrying Value and Fair Value of Financial Instruments
As at December 31, 2007
(in millions of dollars)

	December 31, 2007		December 31, 2006(1)

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value

Quebecor Media Inc.
Long-term debt (2)	$(1,664.9)	$(1,646.6)	$(1,191.6)	$(1,206.3)
Cross-currency interest rate swaps	(159.8)	(159.8)	3.8	(17.8)
Foreign exchange forward contracts	(0.3)	(0.3)	2.2	2.2

Videotron Ltd. and its subsidiaries
Long-term debt (2)	(973.3)	(938.2)	(1,021.2)	(1,010.6)
Cross-currency interest rate swaps	(241.3)	(241.3)	(71.8)	(141.1)
Foreign exchange forward contracts	(4.2)	(4.2)	—	2.1

Sun Media Corporation and its subsidiaries
Long-term debt (2)	(238.0)	(234.1)	(486.8)	(492.9)
Cross-currency interest rate swaps and foreign exchange forward contract	(133.1)	(133.1)	(148.8)	(176.1)

Osprey Media Group Inc. and its subsidiaries
Long-term debt (2)	(145.3)	(145.3)	—	—
Interest rate swap	0.2	0.2	—	—

TVA Group Inc. and its subsidiaries
Long-term debt (2)	(56.3)	(56.3)	(96.5)	(96.5)

(1)	See “— Changes in accounting policies” below.

(2)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
      Material Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal repayments
     As of December 31, 2007, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Twelve month period ending December 31,
(in millions)
2008	$24.7
2009	181.8
2010	121.6
2011	171.9
2012	49.3
2013 and thereafter	$2,528.5

Critical Accounting Policies and Estimates
Revenue recognition
     The Company recognizes its operating revenues when the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.
     The portion of unearned revenue is recorded under “Deferred revenue” when customers are invoiced.
     Revenue recognition policies for each of the Company’s principal segments are as follows:
      Cable segment
     The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable television, Internet, VoIP telephony or wireless telephone services, including connection fees) and the other for equipment sales to subscribers.
     Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, VoIP telephony and wireless telephone services, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless phones, revenue from equipment sales are recognized when the phone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers related to subscriber services are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotion offers related to equipment are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.
     Newspapers segment
     Revenues of the Newspapers segment, derived from circulation and advertising are recognized when the publication is delivered, net of provisions for estimated returns. Revenues from the distribution of publications and products are recognized upon delivery.
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
     Revenues derived from the distribution of televisual products and movies and from television program rights are recognized when the customer can begin the use, exhibition or sale, or when the license period of the arrangement has begun.
     Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the distribution of video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales.

      Leisure and Entertainment segment
     Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of product returns.
Goodwill
     Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.
     In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, Quebecor Media uses the discounted future cash flows valuation method and validates the results by comparing with values calculated using other methods, such as operating income multiples or market price.
     The discounted cash flows method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.
     Determining the fair value of a reporting unit, therefore, is based on management’s judgment and is reliant on estimates and assumptions.
     When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit’s goodwill is compared with its carrying amount in order to measure the amount of the impairment loss, if any.
     The fair value of goodwill is determined in the same manner as a business combination. Quebecor Media allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately and the excess of the fair value over the amounts assigned to the reporting unit’s assets and liabilities is the fair value of goodwill.
     The judgment used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.
     Based on the results of the impairment test performed in 2006, Quebecor Media recorded a total impairment charge of $148.4 million, without any tax consequences, for the goodwill of its broadcasting segment ($144.1 million net of non-controlling interest). The net book value of the goodwill as at December 31, 2007 was $4.1 billion.
Broadcasting Licenses
     Broadcasting licenses are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.
     To determine the fair value of its broadcasting licenses, Quebecor Media uses the “Greenfield” approach that is based on the discounted future cash flows valuation method.
     This method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.
     The judgment used in determining the fair value of its broadcasting licenses may affect the value of the impairment to be recorded.
     Based on the results of the broadcasting licenses impairment test performed in 2006, Quebecor Media recorded a $31.6 million impairment charge ($12.5 million net of income tax and non-controlling interest) for its SUN TV license in the Broadcasting segment. The net book value of broadcasting licenses as at December 31, 2007 was $84.2 million.

Goodwill and Broadcasting Licenses
     During the second quarter of 2007, Quebecor Media changed the date of its annual impairment tests for goodwill and broadcasting licenses from October 1 to April 1. Accordingly, Quebecor Media performed its impairment tests for goodwill and broadcasting licenses on April 1, 2007 and concluded that these assets were not impaired.
Impairment of Long-Lived Assets
     Quebecor Media reviews the carrying amounts of its long-lived assets by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after a plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset’s or group of asset’s carrying amount exceeds its fair value is recognized as an impairment loss. Quebecor Media estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.
     Quebecor Media does not believe that the value of any of its long-lived assets was impaired in 2007. Should the assumptions and estimates prove inaccurate, an impairment loss may have to be charged against future results.
Derivative Financial Instruments
     Quebecor Media uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Quebecor Media does not hold or use any derivative instruments for trading purposes. Under hedge accounting, Quebecor Media documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective and also designates its derivative instruments either as fair value hedges or cash flow hedges. Quebecor Media assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.
     Quebecor Media enters into the following types of derivative instruments:
•	Quebecor Media uses foreign exchange forward contracts to hedge the foreign currency rate exposure on (i) anticipated equipment or inventory purchases in foreign currency and (ii) principal payments on certain long-term debt in foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•	Quebecor Media uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.

•	Quebecor Media uses interest rate swaps to manage the fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
     Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used.
     For derivatives instruments designated as fair value hedges, such as certain cross currency interest rate swaps and interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
     For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
     The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.
Pension plans and post-retirement benefits
     Quebecor Media offers defined benefit pension plans and defined contribution pension plans to some of its employees. Quebecor Media’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of Quebecor Media’s numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years. Pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.
     Quebecor Media’s obligations with respect to postretirement benefits are assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, and health care costs.
     Quebecor Media considers the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.
Allowance for doubtful accounts
     Quebecor Media maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.
Business combinations
     Business acquisitions are accounted for by the purchase method. Under this accounting method, the purchase price is allocated to the acquired assets and assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the sum of the values ascribed to the acquired assets and assumed liabilities is recorded as goodwill. The judgments made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income, because, among other things, of the impact of the useful lives of the acquired assets, which may vary from projections. Also, future income taxes on temporary differences between the book and tax value of most of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill.

Consequently, to the extent that greater value is ascribed to long-lived than to shorter-lived assets under the purchase method, less amortization may be recorded in a given period.
     Determining the fair value of certain acquired assets and assumed liabilities requires judgment and involves complete reliance on estimates and assumptions. Quebecor Media primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.
     The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of goodwill and broadcasting license impairment to be recognized, if any, after the date of acquisition, as discussed above under “— Goodwill” and ”— Broadcasting licenses.”
Future income taxes
     Quebecor Media is required to assess the ultimate realization of future income tax assets generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of future income tax assets realized could be slightly different from that recorded, since it is influenced by Quebecor Media’s future operating results.
     Quebecor Media is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.
Changes in Accounting Policies
     Effective January 1, 2007, Quebecor Media adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
Comprehensive income
     Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.
Financial instruments
     Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under these standards, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
     Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.
     Quebecor Media has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of Quebecor Media’s financial liabilities were classified as other liabilities.
     Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, Quebecor Media selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.
Hedges
     Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
     Accordingly, for derivatives instruments designated as fair value hedges, such as certain cross currency interest rate swaps and interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
     For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
     On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as of January 1, 2007:
•	decrease in other assets of $44.4 million;

•	increase in the liability related to derivative financial instruments of $88.9 million;

•	decrease in long-term debt of $65.5 million;

•	decrease in future income tax liabilities of $18.0 million;

•	increase in deficit of $14.3 million; and

•	increase in accumulated other comprehensive loss of $35.5 million.
     The adoption of the new standards resulted in a decrease of $6.0 million in net income during the year ended December 31, 2007.
Recent Accounting Developments in Canada
     In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and

Emerging Issues Committee (“EIC”) Abstract 127, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
     In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect this standard to have a material effect on its consolidated financial statements.
     In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and will be applied in the first quarter of 2008.
     In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and will be applied by the Company beginning in the first quarter of 2008.
Recent Accounting Developments in the United States (U.S. GAAP)
     In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Intesrests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiairy and for the deconsolidation of a subsidiairy. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A — Directors and Senior Management
     The following table sets forth certain information concerning our directors and senior executive officers at March 1, 2008:

Name and Municipality of Residence	Age	Position

Serge Gouin Outremont, Québec	64	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee

Pierre Karl Péladeau Montréal, Québec	46	Director, Vice Chairman of the Board of Directors and Chief Executive Officer

Érik Péladeau	52	Director and Vice Chairman of the Board of Directors
Rosemère, Québec

Jean La Couture, FCA	61	Director and Chairman of the Audit Committee
Montréal, Québec

André Delisle	61	Director and Member of the Audit Committee
Montréal, Québec

A. Michel Lavigne, FCA Brossard, Québec	57	Director and Member of the Audit Committee and the Compensation Committee

Samuel Minzberg	58	Director Member of the Compensation Committee
Westmount, Québec

The Right Honourable Brian Mulroney,P.C., C.C., LL.D.	69	Director
Westmount, Québec

Jean Neveu	67	Director
Longueuil, Québec

Normand Provost	53	Director
Brossard, Québec

Pierre Francoeur	55	President and Chief Operating Officer
Ste-Adèle, Québec

Luc Lavoie	52	Executive Vice President, Corporate Affairs
Montréal, Québec

Bruno Péloquin	43	Senior Vice President, Strategic Development, Customer Relations
Montréal, Québec

Hughes Simard	40	Senior Vice President, Development and Strategy
Outremont, Québec

Louis Morin	50	Vice President and Chief Financial Officer
Kirkland, Québec

Sylvie Cordeau	43	Vice President, Communications
Verdun, Québec

Michel Ethier	53	Vice President, Taxation
Montréal, Québec

Name and Municipality of Residence	Age	Position

Pierre Lampron	62	Vice President, Institutional Relations
Outremont, Québec

Bruno Leclaire	42	Vice President, Interactive Media
Saint-Bruno, Québec

Roger Martel	59	Vice President, Internal Audit
Montréal, Québec

André Maynard	50	Vice President, Business Opportunities
Montreal, Québec

Denis Sabourin	47	Vice President and Corporate Controller
Kirkland, Québec

Claudine Tremblay	54	Vice President and Secretary
Nuns’ Island, Québec

Julie Tremblay	48	Vice President, Human Resources
Westmount, Québec

Marc Tremblay	47	Vice President, Legal Affairs
Westmount, Québec

Edouard G. Trépanier	57	Vice President, Regulatory Affairs
Boucherville, Québec

Jean-François Pruneau	37	Treasurer
Repentigny, Québec

Christian Marcoux	33	Assistant Secretary
Laval, Québec

Dominique Poulin Gouin	52	Assistant Secretary
Outremont, Québec
     Serge Gouin, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron and Sun Media since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group). Mr. Gouin is also a member of the Board of Directors of Cott Corporation, Onex Corporation and TVA Group.
     Pierre Karl Péladeau, Vice Chairman of the Board of Directors and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media since August 2000. Mr. Péladeau is Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media since May 11, 2006. From August 18, 2000 to March 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media. Mr. Péladeau is President and Chief Executive Officer of Quebecor and was from March 12, 2004 to May 11, 2006, President and Chief Executive Officer of Quebecor World. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media and in 2000, he was responsible for the acquisition of Le Groupe Vidéotron Ltée. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

     Érik Péladeau, Vice Chairman of the Board of Directors. Mr. Péladeau has been a Director of Quebecor Media since January 2001. He re-assumed the position of Vice Chairman of the Board of Directors of Quebecor Media in March 2005, having also held that position from January 2001 to March 2004. Mr. Péladeau served as Chairman of the Board of Directors of Quebecor Media from March 2004 to March 2005. Mr. Péladeau is currently Vice Chairman of the Board of Directors of Quebecor, a position he has held since April 1999, Vice Chairman of the Board of Directors of Quebecor World, a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for more than 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards. Érik Péladeau is the brother of Pierre Karl Péladeau.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and he has also been a Director and the Chairman of the Audit Committee of each of Sun Media and Videotron since June and October 2003, respectively. Mr. La Couture serves as Director of Quebecor Inc. and Quebecor World Inc. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Quebec-based construction company), Americ Disc Inc. and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc.
     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Quebecor Media and a member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and member of the Audit Committee of each of Videotron and Sun Media. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron, Sun Media and TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
     Samuel Minzberg, Director and member of Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997, he was a partner and Chairman of Davies Ward Phillips & Vineberg (Montréal). He also serves as a Director of HSBC Bank Canada and Reitmans (Canada) Limited. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.
     The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World since April 2002. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault LLP in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in

Montréal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations including Quebecor, Quebecor World, Barrick Gold Corporation, Archer Daniels Midland Company, Wyndham Worldwide Corporation, The Blackstone Group LP and Independent News and Media, PLC.
     Jean Neveu, Director. Mr. Neveu has been a Director of Quebecor Media since January 2001. Mr. Neveu was also Chairman of our Compensation Committee from May 2004 to February 2006. Mr. Neveu has been a Director of Quebecor since 1988 and its Chairman since 1999. Mr. Neveu has also been a Director and the Chairman of TVA Group since 2001 and a Director of Quebecor World since 1989. He joined Quebecor in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor as its Vice President, Dailies and later became Senior Vice President. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor, a position he has held until 1999. In April 1999, he was appointed Chairman of Quebecor. In addition, Mr. Neveu served as Chairman and Chief Executive Officer of Quebecor World from 1989 to 1997 and as its Chairman from 1997 to 2002. He also served as Quebecor World’s interim President and Chief Executive Officer from March 2003 to March 2004.
     Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity, of the Caisse de dépôt et placement du Québec since November 2003. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Québec and the Montréal Chamber of Commerce.
     Pierre Francoeur, President and Chief Operating Officer. Mr. Francoeur was appointed President and Chief Operating Officer of Quebecor Media in March 2005. Mr. Francoeur has also served as President and Chief Executive Officer of Sun Media from May 2001 to September 2007, and as a Director of Sun Media from June 2001 to September 2007. From 1995 to March 2005, Mr. Francoeur was the Publisher and Chief Executive Officer of the Journal de Montréal newspaper. From June 2000 to May 2001, Mr. Francoeur served as Executive Vice President and Chief Operating Officer of Sun Media. Mr. Francoeur first joined the Journal de Montréal in 1979. In 1983, Mr. Francoeur left the Journal de Montréal to found L’Hebdo de Laval, a weekly newspaper. In 1994, he returned to the Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division of Quebecor Communications Inc., and became President of the Dailies Division later that same year. Mr. Francoeur is a member of the Board of The Canadian Press.
     Luc Lavoie, Executive Vice President, Corporate Affairs. Mr. Lavoie was appointed Executive Vice President, Corporate Affairs, of Quebecor Media in March 2001. Mr. Lavoie is also Executive Vice President, Corporate Affairs, of Quebecor. He was previously the Executive Vice President of National Public Relations, first in its Ottawa office, which he helped launch, and then in its Montréal office. In that capacity, he advised executives and policy-makers across North America. Before joining National Public Relations, Mr. Lavoie was Canada’s Commissioner General to the 1992 World’s Fair in Seville, Spain.
     Bruno Péloquin, Senior Vice President, Strategic Development, Customer Relations. Mr. Péloquin was appointed Senior Vice President, Strategic Development, Customer Relations in November 2005. Prior to joining Quebecor Media, he served as Vice President, Customer Relations and Operations from 1997 to 2005 for Microcell Telecommunications (Fido) and as Vice President, Operations from 1995 to 1997 for Diners Club/EnRoute. Previously, he held various positions in sales, operations and business development for United Parcel Service Limited.
     Hugues Simard, Senior Vice President, Development and Strategy. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in 1999. He was appointed Vice President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm.

     Louis Morin, Vice President and Chief Financial Officer. Mr. Morin became Vice President and Chief Financial Officer of Quebecor Media on January 15, 2007. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that, Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. On January 14, 2008, Mr. Morin was appointed Vice President and Chief Financial Officer of Quebecor. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montréal and is a Chartered Accountant.
     Sylvie Cordeau, Vice President, Communications. Ms. Cordeau was appointed Vice President, Communications of Quebecor Media in March 2003. She is responsible for communications for the Quebecor Media group of companies. She also remains involved in the corporate communications and the philanthropic activities of Quebecor. Ms. Cordeau has worked in the Quebecor group of companies in various management positions for the past twelve years. Prior to her appointment as Vice President, Communications, Ms. Cordeau was Executive Adviser, Office of the President of Quebecor. Ms. Cordeau is a member of the Barreau du Québec and holds a Master’s Degree in International and European Law from the Université Catholique de Louvain in Belgium.
     Michel Ethier, Vice President, Taxation. Mr. Ethier was appointed Vice President, Taxation of Quebecor Media in March 2004. Mr. Ethier is also Vice President, Taxation, of Quebecor. From 1988 to 2000, Mr. Ethier was Director, Taxation of Le Groupe Videotron Ltée. Following the acquisition of Le Groupe Videotron Ltée by Quebecor Media in October 2000, Mr. Ethier became Senior Director, Taxation of Quebecor Media. From 1983 to 1988, Mr. Ethier was Senior Tax Advisor of Gaz Metropolitain Inc. and from 1978 to 1983, he was, successively, auditor and tax specialist for Coopers & Lybrand, Chartered Accountants. Mr. Ethier has been a member of the Canadian Institute of the Chartered Accountants since 1980.
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
     Bruno Leclaire, Vice President, Interactive Media. Since March 2006, Mr. Leclaire has served as Vice President, Interactive Media of Quebecor Media. He is also, since February 2003, President and Chief Executive Officer of Canoë Inc. Mr. Leclaire was appointed President of Jobboom in February 2001.
     Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Quebecor Media since February 2004. He acts in the same capacity for Quebecor, Videotron. and Sun Media. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Vidéotron ltée.
     André Maynard, Vice President, Business Opportunities. Mr. Maynard has served as Vice President, Business Opportunities of Quebecor Media since October 2007. Prior to that, Mr. Maynard held numerous senior positions with Quebecor Media and its subsidiaries. From 1988 to 1998, he was Vice President, Finance for Joncas Postexperts. From 2004 to 2005, he was General Manager of Québec-Livres and from 2003 to 2004, Vice President, Logistics for Groupe Archambault. From 2004 to 2005, he was Vice President, Finance of Quebecor Media Book segment. From 2004 to 2006, he was Vice president, Strategic Development and Corporate Affairs, Leisure and Entertainment Segment and from 2006 to 2007, Vice President of Sun Media. Mr. Maynard is a Chartered Accountant and holds a MBA in Finance from l’École des Hautes Études Commerciales.
     Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media in March 2004. Before that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the Canadian Institute of Chartered Accountants since 1984.

     Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary of Quebecor Media on January 1st, 2008. Prior to her appointment to her current position, Ms. Tremblay had served as Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World and Quebecor since 2003. Ms. Tremblay has been Secretary of Videotron and Sun Media since November 2006 and September 2001, respectively. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group. Prior to joining the Quebecor group of companies in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.
     Julie Tremblay, Vice President, Human Resources. Ms. Tremblay rejoined Quebecor Media in May 2007, after having served in this position from August 1998 to April 2003, which is when she was transferred to Quebecor World as Vice President, Human Resources. Ms. Tremblay remained responsible for the Human Resources of Quebecor World until October 2007. She has also held the position of Vice President, Human Resources of Quebecor, a position she has held over a period of 7 years. Ms. Tremblay has worked for the Quebecor group of companies in different positions for the past 18 years. Prior to joining the Quebecor Group, she practiced in a private law firm. She has been a member of the Québec Bar Association since 1984.
     Marc Tremblay, Vice President, Legal Affairs. Mr. Tremblay has been appointed Vice President, Legal Affairs at Quebecor Media on March 30, 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP for the past 22 years. He has been a member of the Québec Bar Association since 1983.
     Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Quebecor Media in March 2002. He also serves as Vice President, Regulatory Affairs of Videotron since the same date. Mr. Trépanier was Director, Regulatory Affairs of Videotron from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group, Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Quebecor Media since October 2005. In addition, Mr. Pruneau has also served as Treasurer of Videotron and Sun Media since the same date. Mr. Pruneau was named Treasurer of Quebecor in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media. Before being appointed Treasurer of Quebecor Media, Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media. Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Quebecor Media in January 2008. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance. He is currently acting as Assistant Secretary of Quebecor, TVA Group, Sun Media and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Québec Bar Association since 2000.
     Dominique Poulin Gouin, Assistant Secretary. Ms. Poulin Gouin was appointed Assistant Secretary of Quebecor Media in January 2008. Ms. Poulin Gouin joined Quebecor Media in 2007 as Legal Counsel, Corporate Secretariat and currently holds the position of Senior Legal Counsel, Corporate Secretariat. She is currently acting as Assistant Secretary of Quebecor and Videotron. Prior to joining Quebecor Media, Ms. Poulin Gouin was secretary of private and public companies (such as Asbestos Corporation Limited and Mazarin Inc.), after having practiced in Corporate Legal Departments such as Sidbec-Dosco (Ispat) Inc. (now known as Mittal Canada Inc.) from 1985 to 1996 and Iron Ore Company of Canada from 1996 to 2000. She has been a member of the Québec Bar Association since 1977.

B — Board of Directors
     In accordance with our charter, our Board of Directors may consist of at least one director and no more than 20 directors. Our Board of Directors presently consists of ten directors. Each director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly-owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media, our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2003, our shareholders, acting by written resolution, increased the size of our Board of Directors to ten directors from nine, and established that Quebecor would be entitled to nominate six directors and Capital CDPQ would be entitled to nominate four directors. See “— Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Consolidated and Amended Shareholders Agreement and the shareholders’ resolution increasing the size of the Board of Directors to ten.
Board Practices
     Reference is made to “— Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
Audit Committee
     Our Audit Committee is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
     The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our Code of Ethics for the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.
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

C — Compensation
Compensation of Directors
     Our directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2008, each Director is entitled to receive an annual director’s fee of $42,500 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each Board or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,500 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $12,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. Each Compensation Committee member, other than the president, also receive additional fees of $2,000 per year. Each Audit Committee member, other than the president, also receives additional fees of $4,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as Chairman of the Board of Directors of our parent company, Quebecor, receives compensation for its position of Chairman of the Board of our ultimate parent company and does not receive any annual fees or attendance fees for its position of Director of Quebecor Media. In addition, Mr. Neveu’s compensation is not subject to the Directors’ Deferred Stock Unit Plan, which we refer to as the DSUP plan. Mr. Serge Gouin, who serves as Chairman of the Board of Quebecor Media, receives compensation from us for acting in such capacity.
     During the financial year ended December 31, 2007, six Directors earned an aggregate compensation of $396,500, which amount includes their annual fees and attendance fees. None of our directors have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.
     In addition to the compensation described above, our directors who are also Directors of Quebecor (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the DSUP plan. Under this plan, each beneficiary receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $55,000. Subject to certain conditions, each beneficiary may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director. Since January 1, 2004 and March 12, 2004, respectively, Erik Péladeau and Pierre Karl Péladeau no longer receive compensation in the form of units for serving as directors of Quebecor.
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
     Under the DSUP plan, all of the units credited to the beneficiary are redeemed by Quebecor and the value of these units are paid when the director ceases to serve as a director of Quebecor. For purposes of redemption of units, the value of a unit corresponds to the market value of Class B Shares at the redemption date, being the closing price of the Class B Shares on The Toronto Stock Exchange on the last trading day preceding such date.
     Units entitle the holders thereof to dividends which will be paid in the form of additional units at the same rate as applicable to dividends paid on the Class B Shares.
     No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor were redeemed in 2007.
     As of December 31, 2007, the Right Honourable Brian Mulroney held 14,605 units, Pierre Karl Péladeau held 6,249 units, Jean La Couture held 4,627 units and Érik Péladeau held 3,731 units under the DSUP plan.

Compensation of Executive Officers
     Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 15% to 200% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media’s Stock Option Plan.
     For the financial year ended December 31, 2007, twenty senior executive officers received aggregate compensation of $12.7 million for services they rendered in all capacities during 2007, which amount includes the base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.
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
     Under this stock option plan, 8,034,000 Quebecor Media Common Shares (representing 6.5% of all of the outstanding shares of Quebecor Media) have been set aside, until December 31, 2008, for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. At that date, the number of Common Shares issuable under this plan will automatically be re-established at a number of shares equal to 5% of the number of Common Shares then issued and outstanding. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Beginning March 1st, 2008, and as long as the shares of Quebecor Media have not been listed on a recognized stock exchange, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year their right to either receive an amount in cash equal to the difference between the fair market value, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding shares of Quebecor Media.
     During the twelve-month period ended December 31, 2007, an aggregate total of 3,359,563 options to purchase common shares of Quebecor Media were granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $44.38 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan.
     As of December 31, 2007, an aggregate total of 7,029,857 options to purchase common shares of Quebecor Media have been granted (and are still outstanding) to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $32.25 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 2,311,870 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $27.78 per share.

Quebecor Inc.’s Stock Option Plan
     Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.
     During the year ended December 31, 2007, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media or any of its subsidiaries for services rendered to Quebecor Media and its subsidiaries. As of December 31, 2007, a total of 1,697,716 options to purchase Quebecor Class B Shares, at a weighted average exercise price of $30.72 per share, were held by four senior executive officers of Quebecor Media. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2007 was $35.75 per share.
Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $116,667. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,833 in respect of 2008.
     The total amount contributed by Quebecor Media in 2007 to provide the pension benefits was $25.0 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 25 to our audited consolidated financial statements included under Item 17 of this annual report.
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30

$116,667 or more	$23,333	$35,000	$46,667	$58,333	$70,000
Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plans in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. Nine senior executive officers of Quebecor Media are participants under the Quebecor Media plan.
     The pensions of the nine senior executive officers who participate in the Quebecor Media plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree’s pension and payable for up to 10 years.

     As of December 31, 2007, one senior executive officer of Quebecor Media had a credited service of approximately 7.5 years while the eight other senior executive officers had credited service of approximately seven years of less.
     The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30

$200,000	$16,667	$25,000	$33,333	$41,667	$50,000
$400,000	$56,667	$85,000	$113,333	$141,667	$170,100
$600,000	$96,667	$145,000	$193,333	$241,667	$290,000
$800,000	$136,667	$205,000	$273,333	$341,667	$410,000
$1,000,000	$176,667	$265,000	$353,333	$441,667	$530,000
$1,200,000	$216,667	$325,000	$433,333	$541,667	$650,000
$1,400,000	$256,667	$385,000	$513,333	$641,667	$770,000
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
E — Employees
     At December 31, 2007, we had 17,300 employees on a consolidated basis. At December 31, 2006 and December 31, 2005, we had 14,288 and 14,527 employees, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2007:

	Total number	Number of employees under	Number of
Operations	of employees	collective agreements	collective agreements

Cable	4,350	2,558	5
Newspapers	8,260	2,824	88
Broadcasting	1,910	830	15
Leisure and Entertainment	1,480	370	7
Interactive Technologies and Communications	750	0	0
Internet / Portals	400	0	0
Others	150	0	0

Total	17,300	6,582	115

     At December 31, 2007, approximately 38% of our 17,300 employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 115 collective bargaining agreements:
•	Videotron is party to 5 collective bargaining agreements, representing approximately 2,558 employees. Of these collective bargaining agreements, one (representing approximately 40 employees) has expired. Negotiations regarding this collective bargaining agreement will be undertaken in 2008. Two others, representing approximately 2,308 employees, or 90% of Videotron’s unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing 210 employees, or 8% of Videotron’s unionized workforce, will expire between January 2010 and August 2011;

•	Sun Media is party to 48 collective bargaining agreements, representing approximately 2,004 employees. Of these, 12 collective bargaining agreements, representing approximately 941 employees, or 47% of Sun Media’s unionized workforce, have expired. Negotiations regarding these 12 collective bargaining agreements are either in progress or will be undertaken in 2008. The other 36 of Sun Media’s collective bargaining agreements, representing approximately 1,063 employees, or 53% of its unionized workforce, are scheduled to expire on various dates through December 2010;

•	Osprey Media is party to 40 collective bargaining agreements, representing approximately 820 employees. All of Osprey Media’s collective bargaining agreements are scheduled to expire on various date between June 2008 and April 2011;

•	TVA Group is party to 15 collective bargaining agreements, representing approximately 830 employees. Of this number, 7 collective bargaining agreements, representing approximately 120 employees, or 14% of its unionized workforce, are expired. Negotiations regarding these 7 collective bargaining agreements are either in progress or will be undertaken in 2008. 8 of TVA Group’s collective bargaining agreements, representing approximately 710 employees, or 86% of its unionized workforce, will expire between October 2008 and the end of December 2009; and

•	The other 7 collective bargaining agreements, representing approximately 370 or 6% of our unionized employees, will expire between the end of April 2009 and June 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of the Journal de Québec that began on April 22, 2007, and, recently, a labour disruption involving the pressroom at the Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.
F — Share Ownership
     Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “C. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A — Major Shareholders
     As of December 31, 2007, Quebecor held, directly and indirectly, 67,636,713 common shares of our company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor, a communications holding company, are its interests in us and in Quebecor World. Capital CDPQ is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager.
     To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor are: (i) Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre Péladeau, a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau, and; (ii) Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited (together “Fidelity”). As of December 31, 2007, Les Placements Péladeau Inc. held, directly and indirectly, a total of 17,508,964 Quebecor Class A Shares and 19,800 Quebecor Class B Shares, representing approximately 27.31% of the outstanding equity shares of Quebecor and approximately 67.09% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on December 11, 2006, Fidelity held, directly or indirectly, 5,494,000 Class B Subordinate Voting Shares. Since then, Fidelity has not made any regulatory filing to indicate that their position in Quebecor has changed. On this basis, to Quebecor Media’s knowledge, as of December 31, 2007, Fidelity held approximately 12.94% of the outstanding shares of that class.
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
C — Certain Relationships and Related Party Transactions
     The following describes certain material transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to us than could have been obtained from unrelated third parties.
Management arrangements
     Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In 2007, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2006 and 2005.
     In 2007, Quebecor Media also paid management fees of $0.6 million and $0.5 million respectively to its shareholders Quebecor and Capital CDPQ ($0.6 million and $0.5 million respectively in 2006 and $1.2 million and $1.0 million respectively in 2005). The figures for 2005 include guarantee fees related to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by Quebecor and Capital CDPQ in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
Lease arrangements
     Quebecor and other related parties lease office space to Quebecor Media. In 2007, the aggregate rent expense paid to Quebecor and other related parties was $2.5 million, compared with $2.7 million for 2006 and $2.6 million for 2005.

Commercial printing and other services
     Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for commercial printing, advertising and other services as part of transactions with Quebecor World, which is also a subsidiary of Quebecor, and other affiliated companies. Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from Quebecor World and the affiliated companies amounted to $64.3 million for 2007 ($89.6 million in 2006 and $91.0 million in 2005). The total revenues from Quebecor World and affiliated companies were $18.3 million for 2007 ($18.1 million in 2006 and $21.7 million in 2005).
     In 2007, the Company signed a 10-year manufacturing agreement with Quebecor World, a company under common control, for the printing of directories in its Toronto and Saint-Janvier-de-Mirabel printing facilities.
     On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total consideration of $62.5 million. At the same time, Quebecor World signed a long-term operating lease with Quebecor Media to rent a small part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.
     As at December 31, 2007, cash and cash equivalents totalling $19.3 million ($20.2 million as at December 31, 2006 and 22.3 million as at December 31, 2005) have been invested by Nurun on a revolving basis in Quebecor under the terms of a cash management agreement providing for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%. During 2007, Nurun received interest of $0.9 million ($0.9 million in 2006 and $0.8 million in 2005) from Quebecor.
     In 2000, Nurun entered into a strategic agreement with Quebecor World. The agreement included a commitment from Quebecor World to use Nurun services for a minimum of US$40 million over a five-year period. In 2004, this agreement was extended for a further five years. In addition, the minimum service revenues of US$40 million committed by Quebecor World were modified to include services directly requested by Quebecor World, as well as business referred, under certain conditions, to Nurun by Quebecor World. As of December 31, 2007, the cumulative services registered by Nurun under this agreement amounted to US$26.2 million.
     In 2004, Quebecor World reached an agreement with Videotron to outsource certain of its information technology infrastructure for a period of seven years. Under this agreement, amended on January 1, 2007, Videotron provides infrastructure services in support of hosting server based applications in the Videotron data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The agreement is scheduled to terminate on March 31, 2008.
     In 2005, Quebecor Media acquired certain assets of Quebecor World, for a cash consideration of $3.3 million. The transaction was recorded at the book value of the transferred assets.
Caisse de dépôt et placement du Québec
     Caisse de dépôt et placement du Québec and its subsidiary, Capital CDPQ, may from time to time have equity interests in, or be creditors of Quebecor Media and its subsidiaries, including TVA Group.
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
     Issuance and Redemption of Convertible Obligations and Investments in Quebecor Media Preferred Shares
     In July 2001, Sun Media and its subsidiaries issued a $1.6 billion convertible obligation to Quebecor Media and use the proceeds to invest in $1.6 billion of Quebecor Media preferred shares, for tax planning purposes. In November 2002, Sun Media and its subsidiaries issued a convertible obligation to Quebecor Media in the amount of $350.0 million, and used the proceeds to invest in $350.0 million of Quebecor Media preferred shares. In July 2003, Sun Media and its subsidiaries redeemed $360.0 million and in January 2004, Sun Media and its subsidiaries redeemed another $450.0 million of the convertible obligations, using the proceeds from the redemption of Quebecor Media preferred shares.
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
     In June 2006, Sun Media and its subsidiaries issued a $120.0 million convertible obligation to Quebecor Media and used the proceeds to invest in $120.0 million of Quebecor Media preferred shares, for tax planning purposes. Also in June 2006, Sun Media and its subsidiaries received a further $255.0 million for its investment in the Quebecor Media preferred shares and used the proceeds to redeem $255.0 million of its convertible obligations. In December 2006, Sun Media and its subsidiaries redeemed another $555.0 million of its convertible obligations.
     In July 2007, Sun Media received $235.0 million for its investment in Quebecor Media preferred shares and used the proceeds to redeem $235.0 million of its convertible obligations.
     In July 2007, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $240.0 million. Sun Media used the proceeds from the issuance of this new convertible obligation to invest in an additional $240.0 million of Quebecor Media preferred shares.
     Issuance of Subordinated Loans and Investments in Quebecor Media Preferred Shares
     In January 2004, Archambault Group issued a $70.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $70.0 millions of the Quebecor Media preferred shares for tax consolidation purposes. In April 2005, Archambault Group issued a $55.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $55.0 million of Quebecor Media preferred shares for tax consolidation purposes. In December 2007, Archambault Group reimbursed its subordinated loan with Quebecor Media for $125.0 million and Quebecor Media redeemed $125.0 million of preferred shares.
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
     In June 2006, Messageries ADP issued an aggregate $50.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $50.0 million in Quebecor Media’s preferred shares for tax consolidation purposes and Edition QMI issued an aggregate $40.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $40.0 million in Quebecor Media’s preferred shares for tax consolidation purposes. In November 2007, Edition QMI reimbursed its $40.0 million subordinated loan with Quebecor Media and Quebecor Media redeemed $40.0 million of preferred shares.

     In January 2007, Videotron issued an aggregate $1.0 billion subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $1.0 billion in Quebecor Media’s preferred shares for tax consolidation purposes. In May 2007, Videotron issued an aggregate $995.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $995.0 million in Quebecor Media’s preferred shares for tax consolidation purposes.
Tax benefit transactions
     In the year ended December 31, 2006, some of Quebecor Media’s subsidiaries acquired tax benefits amounting to $6.5 million, from Quebecor World, that were recorded as income taxes receivable. This transaction allowed Quebecor Media to realize a gain of $0.4 million (net of non-controlling interest), which was recorded as contributed surplus.
     On December 14, 2005, Quebecor Media entered into a tax consolidation transaction by which Quebecor Media transferred $192.0 million of capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2007 and 2006, Quebecor, the parent company, transferred to certain of Quebecor Media’s subsidiaries, $66.5 million and $74.2 million of non-capital losses, respectively, in exchange for cash consideration of $14.9 million and $16.1 million, respectively, in 2007 and 2006. These transactions were recorded at the exchange amounts. As a result, Quebecor Media has recorded a reduction of $7.7 million and $15.9 million, respectively, of its income tax expense in 2007 and 2005 and expects to reduce its income tax expense by $6.4 million in the future.
D — Interests of Experts and Counsel
     Not applicable.
ITEM 8 — FINANCIAL INFORMATION
A — Consolidated Statements and Other Financial Information
     The consolidated balance sheets of Quebecor Media as at December 31, 2006 and 2007 and the consolidated statements of income, comprehensive income and shareholders’ equity and cash flows of Quebecor Media for the years ended December 31, 2005, 2006 and 2007, as well as the auditors’ report thereon, are presented at Item 17 of this annual report (beginning on page F-1).
B — Legal Proceedings
     From time to time, Quebecor Media is a party to various legal proceedings arising in the ordinary course of business.
     In late 2005, Quebecor Media entered into an agreement with a third party relating to a possible joint acquisition of Osprey Media (the “2005 Agreement”). This agreement was terminated by us in late January 2006. In 2007, we received a demand letter asserting that the 2005 Agreement had not been properly terminated and that certain provisions of the 2005 Agreement were still in effect. We are of the view that this claim has no merit, and in the event of any future dispute with respect to this matter, we intend to vigorously defend our position.
     On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of this annual report to determine with a reasonable degree of certainty the outcome of this legal proceeding, Videotron’s management believes that the suit is without merit and intends to vigorously defend its position.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results, liquidity or financial position.

C — Dividend Policy and Dividends
Dividend Policies and Payments
     Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2007, our issued and outstanding share capital was as follows:
•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ; and

•	110,000 Cumulative First Preferred Shares, Series C, outstanding, all of which were held by 9101-0835 Québec Inc.; and

•	2,555,000 Cumulative First Preferred Shares, Series G, outstanding, 1,995,000 of which were held by 9101-0835 Québec Inc. and 560,000 of which were held by Bowes Publishers Limited, a subsidiary of Sun Media.
     Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2007, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $110.0 million. In 2006, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $23.75 million. In 2005, our Board of Directors declared aggregate cash dividends and distributions on our common shares of $105.0 million, of which $45.0 million was paid, in the form of a reduction of paid-up capital, to shareholders in 2005 and $60.0 million was paid in January 2006. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.
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
D — Significant Changes
     Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects — Subsequent Events”), there has been no significant change in our financial position since December 31, 2007.
ITEM 9 — THE OFFER AND LISTING
A — Offer and Listing Details
     Not applicable.
B — Plan of Distribution
     Not applicable.
C — Markets
Outstanding Notes
     On October 5, 2007, we issued and sold US$700.0 million aggregate principal amount of our 7 3/4 % Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. Our 7 3/4 % Senior Notes due 2016 are unsecured and each are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4 % Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on November 20, 2007 and commenced the registered exchange offer on February 21, 2008. We currently anticipate completing the registered exchange offer in early April 2008. As a result of this exchange offer, we will have US$700.0 million in aggregate principal amount of our 7 3/4 % Senior Notes due 2016 outstanding and registered under the Securities Act. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4 % Senior Notes due 2016 which we issued in 2006, as described in the next paragraph.
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
     There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system. The record holder of each of the respective issuances of our 7 3/4 % Senior Notes due 2016 is Cede & Co., a nominee of The Depository Trust Company.

D — Selling Shareholders
     Not applicable.
E — Dilution
     Not applicable.
F — Expenses of the Issuer
     Not applicable.
ITEM 10 — ADDITIONAL INFORMATION
A — Share Capital
     In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares.
     On July 13, 2007, we redeemed the 235,000 of our Series A Shares (representing 100% of the issued and outstanding Series A Shares) held, collectively, by Sun Media and its subsidiaries. As of December 31, 2007, there were no Series A Shares issued and outstanding.
     As of December 31, 2007, there were no issued and outstanding Series B Shares.
     As of December 31, 2007, 9101-0835 Québec Inc., one of our indirect, wholly-owned subsidiaries, held 110,000 of our Series C Shares, representing 100% of the issued and outstanding Series C Shares. These shares were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series C Shares are non-voting shares. Holders of Series C Shares are entitled to a cumulative annual dividend of 11.25% per share. Holders may require us to redeem the Series C Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends. The first issue of Series C Shares occurred in January 2004 and subsequent transactions have resulted in the current shareholding.
     As of December 31, 2007, there were no issued and outstanding Series D Shares, all of which were redeemed in December 2004.
     As of December 31, 2007, there were no issued and outstanding Series E Shares, one share of which class was issued and then redeemed in November 2004.
     On December 20, 2007, the 320,000 of our Series F Shares held by Bowes Publishers Limited, a subsidiary of Sun Media, were converted into Series G Shares. As of December 31, 2007, there were no issued and outstanding Series F Shares.
     As of December 31, 2007, 9101-0835 Québec Inc., one of our direct wholly-owned subsidiaries, held 1,995,000 of our Series G Shares and Bowes Publishers Limited, a subsidiary of Sun Media, held 560,000 of our Series G Shares. These Series G Shares, the first issuance of which was completed in January 2007, were issued pursuant to transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

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
Preferred Shares
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
(a)	Indenture relating to US$700,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of October 5, 2007, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee.

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2007. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

In connection with the issuance of these notes, we agreed to file, within 120 days after the issue date of the notes, a registration statement relating to the exchange of these privately placed notes for publicly registered exchange notes with substantially identical terms evidencing the same continuing indebtedness. We also agreed to use our best efforts to cause the registration statement to become effective within 210 days after the issue date of the notes and to consummate the exchange offer with 255 days after the issue date of the notes. In this regard, we filed a registration statement on Form F-4 with the SEC on November 20, 2007 and commenced the registered exchange offer on February 21, 2008. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4 % Senior Notes due 2016 which we issued in 2006, as described in the next paragraph.

(b)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee.

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

In connection with the issuance of these notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4 % Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on May 8, 2006 and completed the registered exchange offer on July 14, 2006.

(c)	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent.

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

(d)	Indenture relating to US$650,000,000 of Videotron’s 6 7/8 % Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Vidéotron ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, Videotron issued US$335.0 million aggregate principal amount of 6 7/8 % Senior Notes due January 15, 2014 and, on November 19, 2004, Videotron issued an additional US$315.0 million in aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and are due January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. The notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing (other than Videotron’s bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)	Indenture relating to US$175,000,000 of Videotron’s 6 3/8 % Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Vidéotron ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

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

(f)	Amended and Restated Credit Agreement, dated as of November 19, 2004, by and among Vidéotron ltée, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

On November 19, 2004, concurrently with the closing of the private placement of a new series of Videotron’s 6 7/8 % Senior Notes due January 15, 2014, Videotron amended and restated its credit agreement, dated as of November 28, 2000, by executing and delivering the seventh amending agreement to its credit agreement. Pursuant to this amendment, Videotron’s amended and restated credit agreement provides for a $450.0 million revolving credit facility maturing in 2009. The proceeds of Videotron’s revolving credit facility are to be used for Videotron’s general corporate purposes, including for distributions to Videotron’s shareholder in certain circumstances.

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

(g)	Indenture relating to US$205,000,000 of Sun Media’s 7 5/8 % Senior Notes due February 15, 2013, dated as of February 7, 2003 by and among Sun Media Corporation, the guarantors party thereto, and National City Bank, as trustee, as supplemented.

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

(h)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media Corporation, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.

On February 7, 2003, as part of the refinancing of its indebtedness, Sun Media entered into a secured credit facility consisting of a five-year revolving credit facility of $75.0 million and a six-year US$230.0 million term loan B. In connection with Quebecor Media’s 2006 refinancing, Sun Media’s credit facility was amended for the addition of a $40.0 million term loan C in January 2006. On October 31, 2007, Sun Media repaid in full and terminated its term loan B. In addition, on October 31, 2007, Sun Media entered into a Fifth Amending Agreement to its credit agreement. The amendment reduced the revolving credit facility from $75.0 million to $70.0 million, extends the term of the credit facilities to October 31, 2012, and modifies certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.

Borrowings under the revolving credit facility and the term loan C are repayable in full in October 2012. Sun Media is also required to make specified quarterly repayments of amounts borrowed under the term loan C.

Borrowings under the revolving credit facility and the term loan C facility are in Canadian dollars and bear interest at the Canadian prime rate or the bankers’ acceptance rate plus an applicable margin. The proceeds of the term loan C were used to refinance existing debt and for permitted distributions to Sun Media’s shareholder. The proceeds of Sun Media’s revolving facility may be used for general corporate purposes including distributions to Sun Media’s shareholder in certain circumstances.

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

(i)	Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase by 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc., as amended by a First Amendment to Share Purchase Agreement dated as of December 31, 2004, and by an Assignment and Assumption Agreement dated as of June 30, 2006.

On December 22, 2003, 9101-0827 Québec Inc., a wholly-owned subsidiary of Quebecor Media entered into an agreement with Carlyle VTL Holdings, L.P. and Carlyle Partners III (Vidéotron), L.P. (collectively “Carlyle”) to purchase the 5,000 Class C Preferred Shares held by Carlyle in 3662527 Canada Inc., the parent company of Vidéotron Télécom Ltd., Quebecor Media’s business telecommunications venture. The acquisition was made for a purchase price with a value estimated at approximately $125 million at closing. A payment of $55 million was made to Carlyle at closing on December 22, 2003. The balance of the purchase price was subject to variation on the basis of the valuation of the common shares of Quebecor Media and was payable on demand at any time after December 15, 2004, but no later than December 15, 2008. Quebecor Media held an option to pay this Additional Amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. At the date of the transaction, both parties had agreed that the initial value of the Additional Amount payable was $70.0 million ($122.0 million as at December 31, 2006), and on July 23, 2007, Quebecor Media exercised its option to pay in full the Additional Amount payable to The Carlyle Group for total cash consideration of $127.2 million.

(j)	Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, by and among 4411986 Canada Inc., Osprey Media LP and Osprey Media Income Fund, as borrowers, the financial institutions party thereto from time to time, as lenders, and The Bank of Nova Scotia, as administrative agent, as amended.

On September 28, 2007, 4411986 Canada Inc., Osprey Media LP and Osprey Media Income Fund entered into a fourth amended and restated secured credit facility consisting of a 39-month revolving credit facility of $65.0 million and a 39-month $133.3 million term facility. Borrowings under the revolving credit facility and the term facility are repayable in full in January 2011.

Borrowings under the revolving credit facility and the term facility are in Canadian dollars and bear interest at the Canadian prime rate or the bankers’ acceptance rate plus an applicable margin. The proceeds of the term facility were used to refinance existing debt. The proceeds of Osprey Media’s revolving facility may be used for general corporate purposes including acquisitions, capital expenditures and distributions to Osprey Media’s shareholder (subject in each case to certain restrictions).

Borrowings under this Fourth Amended and Restated Credit Agreement and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of Osprey Media’s current and future assets, as well as those of its subsidiaries (the “Osprey Media Group”) and other security.

This credit facility contains customary covenants that restrict and limit the ability of Osprey Media and its subsidiaries to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this credit facility contains customary financial covenants. This credit facility also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, and certain bankruptcy events relating to Osprey Media and members of the Osprey Media Group.
D — Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements. Canada has no system of exchange controls.
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
     In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Company — Business Overview — Regulation”.
E — Taxation
Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 3/4% Senior Notes due 2016 issued on January 17, 2006 (the “2006 notes”) and our 7 3/4% Senior Notes due 2016 issued on October 5, 2007 (the “2007 OID notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.
     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders that acquired either the 2006 notes pursuant to the exchange offer that we filed with the Securities and Exchange Commission on May 8, 2006 or that will acquire the 2007 OID notes pursuant to the exchange offer that we filed with the Securities and Exchange Commission on November 20, 2007. Moreover, the discussion is limited to U.S. Holders who hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
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
Interest on the Notes
     Interest on the 2006 notes
     Payments of stated interest on the 2006 notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.
     Interest on the 2007 OID notes
     The 2007 OID notes are treated as issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the notes other than “qualified stated interest”) and their issue price (i.e. the first price at which a substantial amount of the 2007 OID notes were sold to the public for cash). A U.S. Holder generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
     The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Payments of qualified stated interest on a 2007 OID note will be includible in the gross income of a U.S. Holder as ordinary interest income at the time the interest is received or accrued, depending on the U.S. Holder’s method of accounting for U.S. tax purposes.
     The amount of OID that a U.S. Holder must include in income will generally equal the sum of the “daily portions” of OID with respect to the 2007 OID note for each day during the taxable year or portion of the taxable year on which the U.S. Holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. An “accrual period” for a note may be of any length and may vary in length over the term of the 2007 OID note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the difference between (i) the product of the 2007 OID note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) and (ii) the amount of any qualified stated interest allocable to the accrual period. Under these rules, a U.S. Holder will generally have to include in income increasingly greater amounts of OID in successive accrual periods.
     OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a 2007 OID note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments received on the notes that were not payments of qualified stated interest.
     Instead of reporting under a U.S. Holder’s normal method of accounting, a U.S. Holder may elect to include in gross income all interest that accrues on a debt security by using the constant yield method applicable to OID, subject to certain limitations and exceptions. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.
     U.S. Holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity by contacting Quebecor Media, 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, Attention: Vice President, Legal Affairs (telephone: (514) 954-0101).
     The rules regarding OID are complex. U.S. Holders of 2007 OID notes are urged to consult their own tax advisors regarding the application of these rules to their particular situation.
     A portion of the purchase price of the 2007 OID notes is attributable to an amount of interest that accrued prior to the date such notes were issued (“pre-issurance accrued interest”). In accordance with U.S. Treasury regulations, a U.S. Holder may decrease the issue price of the 2007 OID note by an amount of the pre-issuance accrued interest if:
•	a portion of the initial purchase price of the note is attributable to pre-issuance accrued interest,

•	the first stated interest payment on the note is to be made within one year of the note’s issue date, and

•	the first stated interest payment will equal or exceed the amount of the pre-issuance accrued interest.
     If this rule applies, under this rule, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the 2007 OID note.

Market Discount, Acquisition Premium, and Bond Premium
     If a U.S. Holder purchased notes for an amount less than their adjusted issue price in the case of 2006 notes, or their revised issue price in the case of 2007 OID notes (which generally should be equal to the sum of the issue price of the 2007 OID notes and all OID includible in income by all holders prior to such Holder’s acquisition of the 2007 OID notes (without regard to reduction of OID for acquisition premium), and less any cash payments on the 2007 OID notes other than qualified stated interest), this difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an note exchanged for a registered note pursuant to a registration offer), any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related note to its maturity date.
     In the case of 2007 OID notes, if a U.S. Holder purchased notes for an amount greater than their adjusted issue price but less than or equal to the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the day of acquisition, such U.S. Holder will have purchased the 2007 OID notes with acquisition premium. Under the acquisition premium rules, the amount of OID which must be included in gross income for the 2007 OID notes for any taxable year, or any portion of a taxable year in which the 2007 OID notes are held, generally will be reduced (but not below zero) by the portion of the acquisition premium allocated to the period.
     If a U.S. Holder purchased notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the U.S. Holder is treated as having purchased the related notes with amortizable bond premium. A U.S. Holder generally will not be required to include OID in income and may elect to amortize the premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.
     The market discount, acquisition premium, and bond premium rules are complicated, and U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of owning and disposing of notes with market discount, acquisition premium, or bond premium, including the availability of certain elections.
Other
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
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of Additional Amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay Additional Amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
Sale, Exchange or Retirement of a Note
     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:
•	the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest or, in the case of 2007 OID notes, OID not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s adjusted tax basis in the notes.
     Any such gain or loss generally will be capital gain or loss (except as described under “— Market Discount, Acquisition Premium, and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost therefor, increased by any market discount and, in the case of the 2007 OID notes, by any OID, previously included in income, and reduced by any payments (other than payments constituting qualified stated interest) received on the notes and will not include any amount paid for preissuance accrued interest excluded from income as described above.
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

Certain Canadian Federal Income Tax Considerations for Residents of the United States
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invest in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.
     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, at all times for the purposes of the Convention and the Act, is a resident of the United States, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a U.S.-Holder.
Interest Payments
     A U.S.-Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.
Dispositions
     Gains realized on the disposition or deemed disposition of notes by a U.S.-Holder will not be subject to tax under the Act.

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
     In addition, you may obtain a copy of the documents to which we refer you in this annual report without charge upon written or oral request to: Quebecor Media Inc., 612 Saint-Jacques Street, Montréal, Québec, Canada H3C 4M8, Attention: Investor Relations. Our telephone number is (514) 954-0101.

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
Foreign currency risk and interest rate risk
     Most of our revenues and expenses, other than interest expense on U.S. dollar- denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding on the date hereof and to hedge our exposure on certain purchases of set-top boxes, cable modems and capital expenditures.
     Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our outstanding Senior Notes, as well as the Senior Notes issued by Videotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements in order to manage our cash flow and fair value risk exposure to changes in interest rates. See also “Item 5 — Operating and Financial Review and Prospects — Risks and Uncertainties — Foreign currency and interest rate risk” (including Tables 14 through 16 included therein) in this annual report.
Commodity price risk
     Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2007, the total newsprint consumption of our newspaper operations was approximately 170,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 12.7% ($106.3 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2007. The prices of newsprint and paper have historically been and may continue to be subject to significant price volatility, and may significantly affect Quebecor Media’s cash flows and operating results. Management aims to mitigate this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements. Management also aims to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
     In future, we may also enter into forward commodity price contracts or other hedging arrangements that limit our exposure to fluctuations in the price of newsprint.
Credit risk
     Concentration of credit risk with respect to trade receivables is limited due to Quebecor Media’s diverse operations and large customer base. As of December 31, 2007, the Company had no significant concentration of credit risk. The Company believes that the diversity of its product mix and customer base reduces its credit risk, as well as the impact of any change in its local markets or product-line demand.

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
Fair value of financial instruments
     See “Item 5 — Operating and Financial Review and Prospects — Risks and Uncertainties — Fair Value of Financial Instruments” (including Table 17 included therein) in this annual report.
Material limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal repayments
     As of December 31, 2007, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Twelve month period ending December 31,
(in millions)
2008	$24.7
2009	181.8
2010	121.6
2011	171.9
2012	49.3
2013 and thereafter	2,528.5
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART I
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     A. None.
     B. Not applicable.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A — Material Modifications to the Rights of Security Holders
These have been no material modifications to the rights of security holders.
B — Use of Proceeds
     Not applicable.
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, Quebecor Media’s Vice Chairman and Chief Executive Officer and Quebecor Media’s Vice President and Chief Financial Officer, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s Vice Chairman and Chief Executive Officer and Quebecor Media’s Vice President and Chief Financial Officer concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.
     Quebecor Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Quebecor Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Quebecor Media’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quebecor Media’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Quebecor Media are being made only in accordance with authorizations of management and directors of Quebecor Media; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quebecor Media’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2007.

     Quebecor Media’s management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting the internal control of Osprey Media, which was acquired by the Company during fiscal year 2007. Osprey Media’s total assets as at December 31, 2007 were $674.6 million, representing 8.9% of Quebecor Media’s total assets as at that date. Since its acquisition in August 2007, Osprey Media’s revenues were $95.5 million for the five-month period ended December 31, 2007. Management will include the internal controls of Osprey Media in its assessment of the effectiveness of the Company’s internal control over financial reporting for the fiscal year ending December 31, 2008.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm regarding our internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
     There have been no changes in Quebecor Media’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Quebecor Media’s internal control over financial reporting.
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
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.
     The Audit Committee establishes the independent auditors’ compensation. In 2003, the Audit Committee pre-approved all audit services, determining which non-audit services the independent auditors are prohibited from providing, and authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2006 and 2007, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. For the years ended December 31, 2006 and 2007, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2007	2006

Audit Fees(1)	$2,723,699	$2,520,904
Audit-related Fees(2)	921,489	614,494
Tax Fees(3)	76,024	23,580
All Other Fees(4)	724,564	19,115
Total	$4,445,776	$3,178,093

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation and audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART II
ITEM 17 — FINANCIAL STATEMENTS
     Our audited consolidated balance sheets as of December 31, 2007 and 2006 and the consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005, including the notes thereto and together with the auditor’s report thereon, are included in this annual report beginning on page F-1.
ITEM 18 — FINANCIAL STATEMENTS
     Not applicable.
ITEM 19 — EXHIBITS
EXHIBITS
     The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description

1.1	Articles of Incorporation of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by

Exhibit
Number	Description

reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2002, filed on March 31, 2003).

1.3	By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.7	By-law number 2004-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.8	By-law number 2004-2 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.9	Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc., as of January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

1.10	By-law number 2005-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 31, 2006).

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, Inc., as of January 12, 2007 (translation) (incorporated by reference to Exhibit 1.11 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2006, filed on March 30, 2007).

1.12	By-law number 2007-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2006, filed on March 30, 2007).

1.13	Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc., as of November 30, 2007 (translation).

1.14	By-law number 2007-2 of Quebecor Media Inc. (translation).

2.1	Form of 7 3/4 % Senior Note due 2016 originally issued on January 17, 2006 (included as Exhibit A to Exhibit 2.2 below) (incorporated by reference to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.3	Form of 7 3/4 % Senior Note due 2016 originally issued on October 5, 2007 (included as Exhibit A to Exhibit 2.4 below) (incorporated by reference to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s

Exhibit
Number	Description

Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of Sun Media Corporation 7 5/8% Senior Note due 2013 (included in Exhibit A to Exhibit 2.6 below) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.6	Indenture relating to Sun Media Corporation 7 5/8% Senior Notes due 2013, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.7	Sun Media Corporation First Supplemental Indenture, dated as of July 30, 2004, by and among Sun Media Corporation, the subsidiary guarantors signatory thereto, and U.S. Bank Corporate Trust Services (formerly National City Bank), as trustee (incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s annual report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005).

2.8	Form of Vidéotron ltée 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Vidéotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.9	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Vidéotron ltée Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Vidéotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.10	Indenture relating to Vidéotron ltée 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Vidéotron ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Vidéotron ltée’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.11	Vidéotron ltée First Supplemental Indenture, dated as of July 12, 2004, by and among Vidéotron ltée, SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Vidéotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

2.12	Form of Vidéotron ltée 6 3/8% Senior Note due 2015 (included as Exhibit A to Exhibit 2.14 below).

2.13	Form of Notation of Guarantee by the subsidiary guarantors of Vidéotron ltée’s 6 3/8% Senior Notes due 2015 (included as Exhibit E to Exhibit 2.14 below).

2.14	Indenture relating to Vidéotron ltée 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Vidéotron ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Vidéotron ltée’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English language (incorporated by reference to Exhibit 9.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001 Registration Statement 333-13792).

3.3	Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media Inc. (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

4.1	Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron ltée and National Bank of

Exhibit
Number	Description

Canada for the property located at 300 Viger Avenue East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.2	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

4.3	Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

4.4	First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to the applicable exhibit to Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 30, 2004).

4.5	Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005, Commission file No. 333-6690).

4.6	Third Amending Agreement, dated as of January 17, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005, filed on March 21, 2006, Commission file no. 333-6690).

4.7	Credit Agreement dated as of November 28, 2000 among Vidéotron ltée, RBC Dominion Securities Inc., Royal Bank of Canada and the co-arrangers and lenders thereto, together with the First Amending Agreement dated as of January 5, 2001 and the Second Amending Agreement dated as of June 29, 2001 (incorporated by reference to Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.8	Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, among Vidéotron ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Vidéotron ltée’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

4.9	Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, among Vidéotron ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Québec inc., Vidéotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Vidéotron ltée’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.10	Form of Amended and Restated Credit Agreement entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of

Exhibit
Number	Description

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

4.11	Form of Guarantee under the Vidéotron ltée Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.12	Form of Share Pledge of the shares of Vidéotron ltée and of the guarantors of the Vidéotron ltée Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Vidéotron’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.13	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media Inc., as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.14	Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.15	Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.16	Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, between 4411986 Canada Inc., Osprey Media LP, Osprey Media Income Fund, as borrowers, the financial institutions party thereto, as Credit Facility lenders, the Canadian Imperial Bank of Commerce, as syndication agent, Bank of Montreal, as documentation agent, and the Bank of Nova Scotia, as administrative agent, including the First Amendment, made as of January 1, 2008, to the Fourth Amended and Restated Credit Agreement.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

12.1	Certification of Pierre Karl Péladeau, Vice Chairman and Chief Executive Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Louis Morin, Vice President and Chief Financial Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, Vice Chairman and Chief Executive Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Louis Morin, Vice President and Chief Financial Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Louis Morin
	Name:	Louis Morin
	Title:	Vice President and Chief Financial Officer

Dated: March 27, 2008

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholders of Quebecor Media Inc.
We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Quebecor Media Inc. and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountant’s new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in note 26 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.
/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
March 20, 2008

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of income
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

	2007	2006	2005

Revenues	$3,365.9	$2,998.6	$2,695.4

Cost of sales and selling and administrative expenses	2,402.0	2,199.0	1,963.3
Amortization	290.4	260.7	231.9
Financial expenses (note 2)	240.0	224.6	285.3
Reserve for restructuring of operations, impairment of assets and other special charges (note 3)	11.6	18.9	(0.2)
Loss on debt refinancing (note 4)	1.0	342.6	60.0
Gain on sale of businesses and other assets	(0.4)	(2.2)	(0.1)
Impairment of goodwill and intangible assets (note 5)	5.4	180.0	–

Income (loss) before income taxes and non-controlling interest	415.9	(225.0)	155.2

Income taxes (note 7)	74.8	(53.7)	43.5

Income (loss) before non-controlling interest	341.1	(171.3)	111.7
Non-controlling interest	(19.2)	(0.4)	(16.2)

Income (loss) from continuing operations	321.9	(171.7)	95.5

Income from discontinued operations (note 8)	5.2	2.0	1.0

Net income (loss)	$327.1	$(169.7)	$96.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of comprehensive income
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

	2007	2006	2005

Net income (loss)	$327.1	$(169.7)	$96.5

Other comprehensive income (loss), net of income taxes:
Unrealized (loss) gain on translation of net investments in foreign operations	(2.0)	1.2	(1.3)
Unrealized gain on derivative instruments, including income tax recovery of $11.5 million in 2007	48.0	—	—

	46.0	1.2	(1.3)

Comprehensive income (loss)	$373.1	$(168.5)	$95.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of shareholders’ equity
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

				Accumulated
				other
				comprehensive	Total
	Capital	Contributed		income (loss)	shareholders’
	stock	surplus	Deficit	(note 20)	equity

Balance as of December 31, 2004	$1,773.7	$3,216.8	$(2,529.6)	$(1.0)	$2,459.9
Net income	—	—	96.5	—	96.5
Dividends	—	—	(105.0)	—	(105.0)
Other comprehensive loss, net of income taxes	—	—	—	(1.3)	(1.3)

Balance as of December 31, 2005	1,773.7	3,216.8	(2,538.1)	(2.3)	2,450.1
Net loss	—	—	(169.7)	—	(169.7)
Dividends	—	—	(23.7)	—	(23.7)
Reduction in paid-up capital	(21.3)	—	—	—	(21.3)
Purchase of tax credits from a company under common control	—	0.4	—	—	0.4
Other comprehensive income, net of income taxes	—	—	—	1.2	1.2

Balance as of December 31, 2006	1,752.4	3,217.2	(2,731.5)	(1.1)	2,237.0
Cumulative effect of changes in accounting policies (note 1(b))	—	—	(14.3)	(35.5)	(49.8)
Net income	—	—	327.1	—	327.1
Dividends	—	—	(110.0)	—	(110.0)
Other comprehensive income, net of income taxes	—	—	—	46.0	46.0

Balance as of December 31, 2007	$1,752.4	$3,217.2	$(2,528.7)	$9.4	$2,450.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

	2007	2006	2005

Cash flows related to operations:
Income (loss) from continuing operations	$321.9	$(171.7)	$95.5
Adjustments for:
Amortization of property, plant and equipment	275.4	251.2	225.3
Amortization of deferred charges and other assets	15.0	9.5	6.6
Impairment of goodwill and intangible assets (note 5)	5.4	180.0	—
Net loss on derivative instruments and on foreign currency translation of financial instruments	4.7	1.2	4.4
Loss on revaluation of the Additional Amount payable (note 14)	5.2	10.5	10.1
Loss (gain) on sale of businesses, property, plant and equipment, and other assets	4.7	(0.4)	(1.7)
Loss on debt refinancing (note 4)	1.0	342.6	60.0
Repayment of accrued interest on Senior Discount Notes	—	(197.3)	(3.0)
Amortization of financing costs and long-term debt discount	4.8	7.3	62.7
Future income taxes	63.5	(59.1)	24.5
Non-controlling interest	19.2	0.4	16.2
Other	(1.4)	0.3	(1.5)

	719.4	374.5	499.1
Net change in non-cash balances related to operations	32.7	(22.2)	(27.4)

Cash flows provided by continuing operations	752.1	352.3	471.7
Cash flows provided by discontinued operations	1.4	2.1	1.0

Cash flows provided by operations	753.5	354.4	472.7

Cash flows related to investing activities:
Additions to property, plant and equipment	(468.7)	(435.5)	(319.8)
Business acquisitions, net of cash and cash equivalents (note 6)	(438.6)	(10.5)	(110.5)
Proceeds from disposal of businesses, net of cash and cash equivalents (note 8)	8.5	0.5	4.3
Net decrease in temporary investments	1.2	39.2	59.1
Proceeds from disposal of assets	6.1	9.4	5.5
Acquisition of tax deductions from parent company (note 24)	(14.9)	(16.1)	—
Decrease (increase) in advances receivable from parent company	—	15.9	(15.9)
Proceeds from disposal of tax deductions to the parent company (note 24)	—	—	15.9
Other	(1.5)	(3.4)	(3.6)

Cash flows used in investing activities	(907.9)	(400.5)	(365.0)

Sub-total, balance carried forward	$(154.4)	$(46.1)	$107.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows (continued)
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

	2007	2006	2005

Sub-total, balance brought forward	$(154.4)	$(46.1)	$107.7

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(6.6)	7.9	12.3
Net (repayments) borrowings under revolving and bridge bank facilities	(56.7)	38.4	72.2
Issuance of long-term debt, net of financing fees	756.1	1,225.8	200.9
Repayments of long-term debt and unwinding of hedging contracts	(301.3)	(1,201.2)	(315.9)
Repayment of the Additional Amount payable (note 14)	(127.2)	—	—
Net decrease (increase) in prepayments under cross-currency swap agreements	—	21.6	(34.1)
Dividends and reduction of Common Shares paid-up capital	(110.0)	(105.0)	(45.0)
Dividends paid to non-controlling shareholders	(4.0)	(4.5)	(5.2)
Other	(3.1)	(0.6)	(3.6)

Cash flow provided by (used in) financing activities	147.2	(17.6)	(118.4)

Net decrease in cash and cash equivalents	(7.2)	(63.7)	(10.7)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.8)	0.4	(0.7)
Cash and cash equivalents at beginning of year	34.1	97.4	108.8

Cash and cash equivalents at end of year	$26.1	$34.1	$97.4

Cash and cash equivalents consist of:
Cash	$6.8	$13.9	$14.9
Cash equivalents	19.3	20.2	82.5

	$26.1	$34.1	$97.4

Additional information on the consolidated statements of cash flows:

Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):

Accounts receivable	$(41.5)	$(14.5)	$(57.6)
Inventories and investments in televisual products and movies	(6.4)	(2.7)	(20.3)
Accounts payable and accrued charges	35.5	(15.8)	43.7
Accrued stock-based compensation (current and long-term portion)	54.1	24.4	10.9
Other	(9.0)	(13.6)	(4.1)

	$32.7	$(22.2)	$(27.4)

Cash interest payments	$243.3	$446.3	$233.5
Cash income taxes payments (net of refunds)	(1.0)	7.0	13.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated balance sheets
December 31, 2007 and 2006
(in millions of Canadian dollars)

	2007	2006

Assets

Current Assets:
Cash and cash equivalents	$26.1	$34.1
Temporary investments	0.2	1.4
Accounts receivable (note 9)	496.0	426.2
Income taxes	10.5	17.3
Amounts receivable from parent company and companies under common control	1.9	—
Inventories and investments in televisual products and movies (note 10)	169.0	158.7
Prepaid expenses	32.7	24.4
Future income taxes (note 7)	153.6	65.9

	890.0	728.0
Properly, plant and equipment (note 11)	2,110.2	1,830.1
Future income taxes (note 7)	57.4	61.1
Other assets (note 12)	422.0	243.6
Goodwill (note 13)	4,081.3	3,721.1

	$7,560.9	$6,583.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
consolidated balance sheets (continued)
December 31, 2007 and 2006
(in millions of Canadian dollars)

	2007	2006

Liabilities and shareholders’ equity

Current liabilities:
Bank indebtedness	$16.3	$20.6
Accounts payable and accrued charges	756.0	592.4
Deferred revenue	202.7	177.6
Income taxes	19.2	8.8
Amounts payable to parent company and companies under common control	—	11.9
Additional Amount payable (note 14)	—	122.0
Current portion of long-term debt (note 15)	24.7	23.1

	1,018.9	956.4

Long-term debt (note 15)	3,002.8	2,773.0
Derivative financial instruments (note 23)	538.7	231.3
Other liabilities (note 16)	103.5	125.2
Future income taxes (note 7)	292.5	118.9
Non-controlling interest (note 17)	154.2	142.1

Shareholders’ equity:
Capital stock (note 18)	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,528.7)	(2,731.5)
Accumulated other comprehensive income (loss) (note 20)	9.4	(1.1)

	2,450.3	2,237.0

Commitments and contingencies (note 21)
Guarantees (note 22)
Subsequent events (note 28)

	$7,560.9	$6,583.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented information
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, videos, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
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
Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are measured at exchange amounts between the parties.

	2007	2006	2005

Revenues:

Cable	$1,552.6	$1,309.5	$1,080.3
Newspapers	1,028.1	928.2	915.6
Broadcasting	415.5	393.3	401.4
Leisure and Entertainment	329.8	315.8	255.4
Interactive Technologies and Communications	82.0	73.9	65.1
Internet/Portals	48.3	41.6	35.2
Head Office and inter-segment	(90.4)	(63.7)	(57.6)

	$3,365.9	$2,998.6	$2,695.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented information (continued)
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

	2007	2006	2005

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sale of businesses and other assets and impairment of goodwill and intangible assets:

Cable	$642.7	$512.5	$413.3
Newspapers	225.9	207.6	222.2
Broadcasting	59.4	42.1	53.0
Leisure and Entertainment	27.0	19.3	27.0
Interactive Technologies and Communications	2.8	7.5	3.9
Internet/Portals	6.9	10.1	9.0

	964.7	799.1	728.4
General corporate (expenses) revenues	(0.8)	0.5	3.7

	$963.9	$799.6	$732.1

	2007	2006	2005

Amortization:

Cable	$219.4	$198.4	$179.7
Newspapers	44.7	36.5	30.3
Broadcasting	13.2	14.3	13.7
Leisure and Entertainment	7.9	7.2	4.3
Interactive Technologies and Communications	3.0	2.3	1.7
Internet/Portals	1.6	1.1	0.8
Head Office	0.6	0.9	1.4

	$290.4	$260.7	$231.9

	2007	2006	2005

Additions to property, plant and equipment:

Cable	$330.1	$302.6	$219.9
Newspapers	111.4	116.3	74.0
Broadcasting	16.2	9.0	12.9
Leisure and Entertainment	2.9	3.4	7.9
Interactive Technologies and Communications	3.3	1.8	1.4
Internet/Portals	4.6	1.9	0.7
Head Office	0.2	0.5	3.0

	$468.7	$435.5	$319.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Segmented information (continued)
Years ended December 31, 2007, 2006 and 2005
(in millions of Canadian dollars)

	2007	2006

Assets:

Cable	$4,460.1	$4,253.5
Newspapers	2,364.9	1,579.2
Broadcasting	407.9	408.9
Leisure and Entertainment	176.9	178.0
Interactive Technologies and Communications	85.9	92.8
Internet/Portals	61.9	59.8
Head Office	3.3	11.7

	$7,560.9	$6,583.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements
Years ended December 31, 2007, 2006 and 2005
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
Certain comparative figures for the years 2006 and 2005 have been reclassified to conform to the presentation adopted for the year ended December 31, 2007.
(b)	Change in accounting policies:
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
(i)	Comprehensive income:
Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.
(ii)	Financial instruments:
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under these standards, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(b)	Change in accounting policies (continued):
(ii)	Financial instruments (continued):
The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.
(iii)	Hedges:
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
Accordingly, for derivatives instruments designated as fair value hedges, such as certain cross currency interest rate swaps and interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(b)	Change in accounting policies (continued):

On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as of January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in the liability related to derivative financial instruments of $88.9 million

•	Decrease in long-term debt of $65.5 million

•	Decrease in future income tax liabilities of $18.0 million

•	Increase in deficit of $14.3 million

•	Increase in accumulated other comprehensive loss of $35.5 million
The adoption of the new standards resulted in a decrease of $6.0 million in net income during the year ended December 31, 2007.

(c)	Foreign currency translation:

Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items, and using the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are recorded in other comprehensive income and are reclassified in income only when a reduction in the investment in these foreign operations is realized.

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

(d)	Use of estimates:

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefits costs, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, the allowance for sales returns, legal contingencies, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of implied fair value of goodwill and fair value of assets and liabilities for business purchase price allocations purposes and goodwill impairment tests purposes, fair value of broadcasting licences for impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivatives instruments. Actual results could differ from these estimates.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(e)	Impairment of long-lived assets:

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

(f)	Revenue recognition:

The Company recognizes its operating revenues when the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.
The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main segments are as follows:

Cable segment

The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable television, Internet, IP telephony or wireless telephone, including connecting fees) and the other for equipment sales to subscribers.

Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless phones, revenue from equipment sales are recognized when the phone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers related to subscriber services are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotion offers related to equipment are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Newspapers segment

Revenues of the Newspapers segment, derived from circulation and advertising are recognized when the publication is delivered, net of provisions for estimated returns. Revenues from the distribution of publications and products are recognized upon delivery.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(f)	Revenue recognition (continued):

Broadcasting segment

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcasted. Revenues derived from subscription to speciality television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when publication is delivered.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized when the customer can begin the exploitation, exhibition or sale, or when the license period of the arrangement has begun.

Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the distribution of video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment segment

Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of products return.

(g)	Barter transactions:

In the normal course of operations, the Newspapers, the Broadcasting and the Internet/Portals segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

For the year ended December 31, 2007, the Company recorded $19.0 million of barter advertising ($19.5 million in 2006 and $17.7 million in 2005).

(h)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2007, these highly liquid investments consisted mainly of bankers’ acceptances.

(i)	Temporary investments:

Temporary investments consisted mainly of bankers’ acceptances as of December 31, 2007. These temporary investments, classified as held for trading, are recorded at fair value.

(j)	Trade receivable:

The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(k)	Tax credits and government assistance:

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

(m)	Investments in televisual products and movies:
(i)	Programs produced and productions in progress:

Programs produced and productions in progress related to broadcast activities are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to cost of sales when the program is broadcasted.

(ii)	Broadcast rights:

Broadcast rights are essentially contractual rights allowing limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as an asset and the obligations incurred under a licence agreement as a liability when the broadcast licence period begins and all of the following conditions have been met: (a) the cost of each program, movies or series is known or can be reasonably determined; (b) the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; (c) the programs, movies or series are available for the first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(m)	Investments in televisual products and movies (continued):
(ii)	Broadcast rights (continued):

Broadcast rights are classified as short or long term, based on management’s estimates of the broadcast period. These rights are amortized when televisual products and movies are broadcasted over the contract period, based on the estimated number of showings, using an amortization method based on future revenues. This amortization is presented in cost of sales and selling and administrative expenses. Broadcast rights are valued at the lower of unamortized cost or net realizable value. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

(iii)	Distribution rights:

Distribution rights relate to the distribution of televisual products and movies. The costs include costs for televisual products and movies distribution rights and other operating costs incurred, which provide future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment’s share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when (a) the cost of the licence is known or can be reasonably estimated, (b) the televisual product and movie has been accepted in accordance with the conditions of the licence agreement and, (c) the televisual product or movie is available for distribution.

Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are amortized using the individual film forecast computation method based on actual revenues realized over total expected revenues.

Estimates of revenues related to distribution of television products and movies are examined periodically by Broadcasting segment management and revised as necessary. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. The amortization of distribution rights is presented in cost of sales and selling and administrative expenses.
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

In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when the likelihood is high that the tax benefit will be realized in the future or that the income tax liability will be extinguished.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(o)	Long-term investments:

Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company’s operations. Investments in companies subject to significant influence are accounted for by the equity method. As described in note 1(b)(ii), all portfolio investments are classified as available-for–sale. Accordingly, these investments are measured at fair value or at cost, in the case that they do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Prior to 2007, all portfolio investments were accounted for at cost. Carrying values of investments accounted for by the equity method or at cost are reduced to estimated market values if there is other than a temporary decline in the value of the investment.

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

Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Estimated
Assets	useful life

Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunication networks	3 to 20 years

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
Years ended December 31, 2007, 2006 and 2005
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

Intangible assets acquired, such as broadcasting licences and mastheads, that have an indefinite useful life, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the statement of income for the excess, if any.

Intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their useful life using the straight-line method over a period of 3 to 10 years.

During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and broadcasting licenses from October 1st to April 1st.

(r)	Deferred start-up costs and financing fees:

Deferred start-up costs are recorded at cost and include development costs related to new specialty services and pre-operating expenditures and are amortized when commercial operations begin using the straight-line method over periods of three to five years. Prior to 2007, financing fees that related to long-term financing were capitalized as other assets while, effective January 1, 2007, they are capitalized in reduction of long-term debt as described in note 1(b)(ii). Financing fees are amortized using the effective interest rate method.

(s)	Stock-based compensation:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(t)	Derivative financial instruments and hedge accounting:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective and also designates its derivative instruments either as fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

The Company enters into the following types of derivative instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on (i) anticipated equipment or inventory purchases in foreign currency and (ii) principal payments on certain long-term debt in foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.

•	The Company uses interest rate swaps to manage the fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
Prior to 2007, under hedge accounting, the Company recorded its hedges relationships as follows:
•	For purchases hedged by foreign exchange forward contracts, foreign exchange translation gains and losses were recognized as an adjustment to the cost of property, plant and equipment or inventories, when the transaction was recorded.

•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were deferred and recorded as derivative instruments under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expenses over the term of the agreement.

•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(t)	Derivative financial instruments and hedge accounting (continued):
•	In addition, realized and unrealized gains or losses associated with derivative instruments that were terminated or ceased to be effective prior to maturity for purposes of hedge accounting, were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument was recognized in income.
Effective January 1, 2007, under hedge accounting, the Company follows the accounting policies described in note 1(b)(iii).

Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative instruments that are ineffective or that are not designated as hedges are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income as financial expenses.

Finally, some of the Company’s cross-currency swap agreements repurchased in 2006 were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to reduce the lenders’ exposure. Such prepayments were reimbursed by reductions in the Company’s future payments under the agreements. The portion of these reimbursements related to interest was accounted for as a reduction in financial expenses. The prepayments were presented on the balance sheet as a reduction of the derivative instrument liability.

(u)	Pension plans and postretirement benefits:
(i)	Pension plans:

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year.

•	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10.0% of the greater of the accrued benefit obligation or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.
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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(u)	Pension plans and postretirement benefits (continued):
(i)	Pension plans (continued):

The Company uses the fair value at end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets

(ii)	Postretirement benefits:

The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses, in excess of 10.0% of the accrued benefit obligation, over the expected average remaining service life of the active employee group covered by the plans.

(v)	Rates subject to CRTC regulation:

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

(w)	Future changes in accounting standards

In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect this standard to have a material effect on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

2.	FINANCIAL EXPENSES:

	2007	2006	2005

Interest on long-term debt	$232.4	$215.0	$212.7
Amortization of financing costs and long-term debt discount	4.8	7.3	62.7
Net loss on derivative instruments and on foreign currency translation of financial instruments [1,2]	4.7	1.2	4.4
Loss on revaluation of the Additional Amount payable	5.2	10.5	10.1
Other	0.7	1.3	0.9
Investment income	(2.8)	(1.5)	(4.5)

	245.0	233.8	286.3

Interest capitalized to the cost of property, plant and equipment	(5.0)	(9.2)	(1.0)

	$240.0	$224.6	$285.3

[1]	During the year ended December 31, 2007, the Company recorded a loss of $44.3 million on embedded derivatives not closely related to their host contract and on derivative instruments for which hedge accounting is not used ($4.1 million in 2006 and $13.1 million in 2005).

[2]	During the year ended December 31, 2007, the Company recorded a gain of $4.8 million for the ineffective portion of fair value hedges.
3.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES:
(a)	Newspapers segment:

In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and in Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation is transfering the printing of certain of its publications in Ontario and Québec to the new facilities. These projects resulted in the elimination of the production positions at The Toronto Sun and at The Ottawa Sun, and inserters’ positions at Le Journal de Montréal. In 2007, special termination benefits of $6.7 million were recorded relating to the positions at The Toronto Sun and The Ottawa Sun. In addition, an accrual of $4.4 million relating to the closure of the printing facility in London (Ontario) was reversed in the fourth quarter of 2007.

In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. In 2007, the Newspapers segment recorded additional severance costs of $2.3 million ($2.8 million in 2006) relating to the elimination of editorial positions in operations across the organization.

Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. In 2007, the Newspapers segment recorded termination benefits of $5.3 million ($3.2 million in 2006) relating to these workforce reduction initiatives.

The Company does not expect any material restructuring charges in 2008 related to these initiatives.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

3.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES (continued):
(a)	Newspaper segment (continued):

Continuity of reserve for restructuring

	2007	2006

Balance at beginning of year	$12.7	$—
Workforce reduction initiatives	9.9	17.0
Payments	(16.6)	(4.3)

Balance at end of year	$6.0	$12.7

(b)	Other segments:

In 2007, other segments recorded restructuring costs and other special charges of $1.7 million ($1.9 million in 2006) mainly in the Broadcasting segment.
4.	LOSS ON DEBT REFINANCING:
(a)	Quebecor Media Inc.:

The Company used the net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing fees of $9.8 million) from the issuance of new Senior Notes on October 5, 2007 (note 15 (iv)) and cash on hand to (i) repay in full the $420.0 million of advances under the Company’s Senior Bridge Credit Facility entered into to finance the acquisition of Osprey Media Publishing Inc. in August 2007 (note 6) and terminate this facility on October 9, 2007 as well as (ii) to repay the Sun Media Term Loan B and settle related hedging contracts on October 31, 2007 for a total cash consideration of $277.8 million, resulting in a loss of $1.0 million.

On January 17, 2006, the Company recorded a loss of $331.6 million as a result of the refinancing of substantially all of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the consideration paid of $1.3 billion, including debt repurchase premiums and disbursements for unwinding hedging contracts, over the book value of the notes and the hedging contracts, and the write-off of deferred financing costs. The refinancing transactions carried out were as follows:
•	The Company issued new 7.75% Senior Notes of US$525.0 million in aggregate principal amount (note 15 (iii)).

•	The Company entered into new credit facilities comprised of (i) a five-year $125.0 million term loan “A” credit facility, (ii) a seven-year US$350.0 million term loan “B” credit facility and (iii) a new $100.0 million five-year revolving credit facility (note 15 (i)).

•	Videotron Ltd. borrowed $237.0 million under its existing revolving credit facility and Sun Media Corporation amended its existing credit facilities to borrow $40.0 million under a new term loan “C” maturing in 2009 (note 15 (ix)).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

4.	LOSS ON DEBT REFINANCING (continued):
(a)	Quebecor Media Inc. (continued):
•	The proceeds from new Senior Notes, the full amount of new term loans “A” and “B”, the Videotron Ltd. drawing from its existing revolving credit facility and Sun Media Corporation’s new term loan “C” were used to repurchase US$561.6 million in aggregate principal amount of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amount at maturity of the Company’s 13.75% Senior Discount Notes.
On July 15, 2006, the Company repurchased the remaining balances of its 11.125% Senior Notes and 13.75% Senior Discount Notes for a total cash consideration of $39.3 million. The repurchase resulted in a loss of $10.5 million.

On July 19, 2005, as a result of the repurchase of a first portion of its 11.125% Senior Notes and its 13.75% Discount Notes, the Company recorded a loss of $60.8 million, comprised of the excess of the consideration paid of $215.3 million, including debt repurchase premiums and disbursements for unwinding hedging contracts, over the carrying value of the notes and of the hedging contracts, and the write-off of related financing costs. The Company repurchased US$128.2 million and US$12.1 million, respectively, in aggregate principal amounts of its Senior Notes and Senior Discount Notes.

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

On December 29, 2006, Sun Media Corporation made a partial repayment of US$15.0 million on its term loan ”B” credit facility (note 15 (ix)) and settled a corresponding portion of its hedging contracts. As a result, a loss of $0.5 million was recorded.
5.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS:

In the fourth quarter 2007, the Company concluded that the goodwill of its Cable segment related to the DVDs and games rental operations in Ontario was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

In 2006, the Company completed its annual impairment test for its broadcasting licenses and goodwill. Based on the results, the Company concluded that the carrying values of the broadcasting licenses and goodwill of its Broadcasting segment were impaired. Conventional television broadcasters are experiencing pressures on their advertising revenues caused by the fragmentation of the television market. Accordingly, the Company reviewed its business plan and recorded a total impairment charge of $179.2 million in 2006: $30.8 million for one of its broadcasting licenses and $148.4 million for the goodwill.

In addition, in 2006, the Broadcasting segment recorded an impairment charge of $0.8 million related to an operating licence co-owned with another entity.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

6.	BUSINESS ACQUISITIONS:

During the years ended December 31, 2007, 2006 and 2005, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations related to the 2007 acquisitions are preliminary and should be finalized as soon as Company’s management has gathered all the significant information believed to be available and considered necessary. The Company is currently in the process of reviewing Osprey Media Publishing Inc.’s operations and developing its integration plan. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.

2007
•	In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund, which subsequently became Osprey Media Publishing Inc. as a result of a corporate reorganisation, for a total cash consideration, excluding assumed debt, of $415.2 million (including transaction costs of $0.8 million). As part of the acquisition, the Company assumed the debt of $161.8 million under Osprey Media Publishing Inc.’s credit facilities (note 15(xi)). Osprey Media Publishing Inc. is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 33 non-daily newspapers together with shopping guides, magazines and other publications.

•	During the year ended December 31, 2007, the Company acquired or increased its interest in several businesses, mainly in the Newspaper segment, for total consideration of $20.5 million, resulting in preliminary goodwill of $17.4 million.

•	In January 2007, TVA Group Inc. and Sun Media Corporation paid the balance payable in the amount of $3.4 million related to the acquisition of SUN TV in 2004.
2006
•	Several businesses, mainly in the Interactive Technologies and Communications segment, were acquired for a total consideration of $14.0 million, including $12.6 million in cash and $1.4 million in Common Shares of a subsidiary, resulting in additional goodwill of $7.6 million.
2005
•	A total of 3,739,599 Class B non-voting Common Shares of TVA Group Inc., Broadcasting segment, were repurchased for a cash consideration of $81.9 million, resulting in preliminary additional goodwill of $22.3 million, which was reduced by $7.3 million in 2006 when the purchase price allocation was finalized.

•	On December 12, 2005, the Company acquired Sogides Ltée, a major book publishing and distribution group in Quebec, for a cash consideration of $24.0 million and an additional contingent payment of $5.0 million based on the achievement of specific conditions in 2008. This acquisition resulted in a preliminary additional goodwill of $7.8 million, which was reduced by $2.9 million in 2006 when the purchase price allocation was finalized.

•	Other businesses were acquired for considerations including cash of $4.6 million and the operating assets of the community newspaper Beauport Express, resulting in additional goodwill of $3.5 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

6.	BUSINESS ACQUISITIONS (continued):

Business acquisitions for 2007 are summarized as follows:

			2007
	Osprey Media
	Publishing Inc.	Other	Total

Assets acquired:
Cash and cash equivalents	$—	$0.5	$0.5
Non-cash current operating assets	38.5	0.4	38.9
Property, plant and equipment	54.3	0.5	54.8
Other assets [1]	234.4	0.5	234.9
Goodwill	351.0	17.4	368.4
Non-controlling interest	—	1.9	1.9

	678.2	21.2	699.4
Liabilities assumed:
Bank indebtedness	(2.3)	—	(2.3)
Non-cash current operating liabilities	(27.3)	(0.7)	(28.0)
Long-term debt	(161.8)	—	(161.8)
Other liabilities	(5.4)	—	(5.4)
Future income taxes	(66.2)	—	(66.2)

	(263.0)	(0.7)	(263.7)

Net assets acquired at fair value and cash consideration paid	$415.2	$20.5	$435.7

[1]	Other assets include mainly intangible assets relating to customer relationship and non-competition agreements with a fair value of $130.3 million and mastheads with a fair value of $103.4 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

6.	BUSINESS ACQUISITIONS (continued):

Business acquisitions for 2006 and 2005 are summarized as follows (continued):

	2006	2005

Assets acquired:
Cash and cash equivalents	$2.1	$—
Non-cash current operating assets	2.5	13.0
Property, plant and equipment	0.2	8.0
Other assets	4.4	19.9
Goodwill	7.6	22.9
Non-controlling interest	1.2	60.3

	18.0	124.1

Liabilities assumed:
Bank indebtedness	—	(0.4)
Non-cash current operating liabilities	(3.1)	(3.2)
Future income taxes	(0.9)	(5.3)

	(4.0)	(8.9)

Net assets acquired at fair value	$14.0	$115.2

Consideration:
Cash	$12.6	$110.5
Issuance of Common Shares by Nurun Inc.	1.4	—
Balance payable	—	3.6
Community newspaper (Beauport Express)	—	1.1

	$14.0	$115.2

7.	INCOME TAXES:

Income taxes on continuing operations are as follows:

	2007	2006	2005

Current	$11.3	$5.4	$19.0
Future	63.5	(59.1)	24.5

	$74.8	$(53.7)	$43.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

7.	INCOME TAXES (continued):

The following table reconciles income taxes at the Company’s domestic statuary tax rate of 32.0% in 2007 (32.0% in 2006 and 31.0% in 2005) and income taxes in the consolidated statement of income:

	2007	2006	2005

Income taxes at domestic statutory tax rate	$133.2	$(72.0)	$48.1

Increase (reduction) resulting from:
Effect of provincial tax rates differences	(0.9)	—	(0.3)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(7.8)	(9.8)	6.6
Change in valuation allowance	(3.6)	(7.8)	(7.5)
Change in future income tax balances due to a change in enacted tax rates	(35.9)	(12.9)	11.9
Tax consolidation transaction with the parent company	(7.7)	—	(15.9)
Impairment of goodwill	—	47.5	—
Other	(2.5)	1.3	0.6

Income taxes	$74.8	$(53.7)	$43.5

      The tax effects of significant items comprising the Company’s net future income tax positions are as follows:

	2007	2006

Losses carryforward	$245.1	$336.1
Accounts payable and accrued charges	55.5	36.2
Deferred charges	9.9	10.3
Long-term debt and derivative financial instruments	28.0	—
Property, plant and equipment	(228.1)	(217.5)
Goodwill and other assets	(75.3)	(27.5)
Other	(4.8)	13.6

	30.3	151.2
Valuation allowance	(111.8)	(143.1)

Net future income tax (liabilities) assets	$(81.5)	$8.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

7.	INCOME TAXES (continued):

The current and long-term future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Current	$153.6	$65.9
Long-term	57.4	61.1

	211.0	127.0

Future income tax liabilities:
Long-term	(292.5)	(118.9)

Net future income tax (liabilities) assets	$(81.5)	$8.1

Subsequent recognition of tax benefits relating to the valuation allowance as of December 31, 2007 will be reported mainly in the consolidated statement of income.

As of December 31, 2007, the Company had loss carry forwards for income tax purposes of $1,104.4 available to reduce future taxable income, including $414.0 million that will expire from 2008 to 2027 and $690.4 million that can be carried forward indefinitely. Of the latter amount, $667.4 million represent capital losses to be applied against future capital gains.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments. Any such liability cannot reasonably be determined at the present time.

8.	DISCONTINUED OPERATIONS:

On June 30, 2007, the Company completed the sale of Progisia Informatique, the information technology consulting division of Canoe Inc., Internet/Portals segment. The sale resulted in a gain on disposal of $4.0 million (net of income tax and non-controlling interest). The results of the disposed business were reclassified and disclosed in the consolidated statements of income as “Income from discontinued operations” while the cash flows related to the operations of this disposed business were reclassified and disclosed in the consolidated statements of cash flows as “Cash flows provided by discontinued operations”.

9.	ACCOUNTS RECEIVABLE:

	2007	2006

Trade	$442.8	$383.3
Other	53.2	42.9

	$496.0	$426.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

10.	INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2007	2006

Raw materials and supplies	$44.2	$42.0
Work in progress	17.1	12.8
Finished goods	61.8	63.8
Investments in televisual products and movies	45.9	40.1

	$169.0	$158.7

11.	PROPERTY, PLANT AND EQUIPMENT:

			2007

		Accumulated
	Cost	amortization	Net amount

Land	$41.2	$—	$41.2
Buildings and leasehold improvements	314.8	60.7	254.1
Machinery and equipment	873.2	447.2	426.0
Receiving, distribution and telecommunication networks	2,191.1	921.1	1,270.0
Projects under development	118.9	—	118.9

	$3,539.2	$1,429.0	$2,110.2

			2006

		Accumulated
	Cost	amortization	Net amount

Land	$26.4	$—	$26.4
Buildings and leasehold improvements	185.2	48.3	136.9
Machinery and equipment	698.8	409.1	289.7
Receiving, distribution and telecommunication networks	1,952.2	756.9	1,195.3
Projects under development	181.8	—	181.8

	$3,044.4	$1,214.3	$1,830.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

12.	OTHER ASSETS:

	2007	2006

Customer relationships and non-competition agreements, net of accumulated amortization	$145.6	$27.4
Mastheads	103.4	—
Broadcasting licenses	84.2	84.2
Investments in televisual products and movies	27.2	29.4
Deferred pension charge (note 25)	20.7	9.5
Deferred connection costs	18.8	18.2
Long-term investments	11.4	13.0
Derivative financial instruments	0.2	16.7
Financing costs, net of accumulated amortization	—	33.6
Other	10.5	11.6

	$422.0	$243.6

13.	GOODWILL:

For the years ended December 31, 2007, 2006 and 2005, the changes in the carrying amounts of goodwill were as follows:

					2007

				Adjustment of
	Balance as at	Business		purchase price	Balance as at
	December 31,	acquisitions		allocation and	December 31,
	2006	(disposals)	Impairment	other	2007

Cable	$2,581.7	$0.6	$(5.4)	$—	$2,576.9
Newspapers	1,002.5	364.1	—	—	1,366.6
Broadcasting	51.4	0.1	—	(0.1)	51.4
Leisure and Entertainment	43.4	—	—	—	43.4
Interactive Technologies and Communications	11.2	3.1	—	(1.8)	12.5
Internet/Portals	30.9	(0.4)	—	—	30.5

Total	$3,721.1	$367.5	$(5.4)	$(1.9)	$4,081.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

13.	GOODWILL (continued):

					2006

				Adjustment of
	Balance as at	Business		purchase price	Balance as at
	December 31,	acquisitions		allocation and	December 31,
	2005	(disposals)	Impairment	other	2006

Cable	$2,581.8	$(0.1)	$—	$—	$2,581.7
Newspapers	1,002.0	0.5	—	—	1,002.5
Broadcasting	207.1	—	(148.4)	(7.3)	51.4
Leisure and Entertainment	46.9	(0.6)	—	(2.9)	43.4
Interactive Technologies and Communications	3.6	6.7	—	0.9	11.2
Internet/Portals	30.5	0.4	—	—	30.9

Total	$3,871.9	$6.9	$(148.4)	$(9.3)	$3,721.1

					2005

			Adjustment of
	Balance as at	Business	purchase price		Balance as at
	December 31,	acquisitions	allocation and		December 31,
	2004	(disposals)	other		2005

Cable	$2,581.8	$—	$—		$2,581.8
Newspapers	1,011.2	1.0	(10.2	) [1]	1,002.0
Broadcasting	185.3	22.3	(0.5)		207.1
Leisure and Entertainment	39.1	7.8	—		46.9
Interactive Technologies and Communications	3.1	1.3	(0.8)		3.6
Internet/Portals	30.5	—	—		30.5

Total	$3,851.0	$32.4	$(11.5)		$3,871.9

[1]	Recognition of tax benefits not recognized as of the business acquisition date.
14.	ADDITIONAL AMOUNT PAYABLE:

In July 2007, the Company exercised its rights to repay the Additional Amount payable in the amount of $127.2 million. Until its repayment, the value of the Additional Amount payable, resulting from the repurchase of the redeemable preferred shares of a subsidiary in 2003, fluctuated based on a formula established as per the repurchase agreement. Changes in the amount payable were recorded as financial expenses in the consolidated statements of income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

15. LONG-TERM DEBT:

	Effective interest
	rate as of
	December 31, 2007	Year of maturity	2007	2006

Quebecor Media Inc.:
Bank credit facilities (i)	7.07%	2011-2013	$439.1	$520.6
Other credit facility (ii)	5.15%	2015	66.7	59.2
Senior Notes (iii)	7.75%	2016	514.8	611.8
Senior Notes (iv)	8.81%	2016	644.3	—

			1,664.9	1,191.6
Videotron Ltd. and its subsidiaries (v):
Bank credit facility (vi)	5.58%	2009	147.7	49.0
Senior Notes (vii)	6.59%	2014	652.8	769.1
Senior Notes (viii)	6.44%	2015	172.8	203.1

			973.3	1,021.2
Sun Media Corporation and its subsidiaries (v):
Bank credit facilities (ix)	6.27%	2012	39.1	250.8
Senior Notes (x)	7.88%	2013	198.9	236.0

			238.0	486.8
Osprey Media Publishing Inc. (v):
Bank credit facilities (xi)	6.13%	2011	145.3	—

TVA Group Inc. and its subsidiaries (v):
Revolving credit facility (xii)	5.48%	2010	56.3	96.5

Total long-term debt			3,077.8	2,796.1

Change in fair value related to hedged interest rate risk			(24.1)	—
Adjustments related to embedded derivatives			11.4	—
Financing fees, net of amortization			(37.6)	—

			(50.3)	—

			3,027.5	2,796.1

Less current portion:

Quebecor Media Inc.			24.7	20.0
Sun Media Corporation and its subsidiaries			—	3.1

			24.7	23.1

			$3,002.8	$2,773.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued):
(i)	The bank credit facilities are comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at bankers’ acceptance rate, London Interbanking Offered Rate (“LIBOR”) or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at U.S. prime rate, plus a premium of 1.0%, or at LIBOR, plus a premium of 2.0%, and maturing in January 2013, and (iii) a $100.0 million revolving credit facility, bearing interest at bankers’ acceptance rate, LIBOR or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011. These new credit facilities contain covenants concerning certain financial ratios and restricting the declaration and payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Company (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2007, the carrying value of the Company’s assets guaranteeing the credit facilities was $4,384.3 million ($3,640.2 million in 2006). The Company shall repay the term loan “A” in quarterly repayments equal to 2.5% of the principal amount during the first three years of the term, 5.0% in the fourth year and 12.5% in the fifth year of the term. It shall repay the principal amount of its term loan “B” in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. The Company has fully hedged the foreign currency risk associated with the term loan by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars. As of December 31, 2007 and 2006, no amount had been drawn on the revolving credit facility, while $102.0 million ($115.6 million in 2006) and US$343.9 million (US$347.4 million in 2006) were drawn the term “A” and “B” credit facilities, respectively.

(ii)	The long-term committed credit facility with Société Générale (Canada) for the Canadian dollar equivalent of €59.4 million, bears interest at bankers’ acceptance rate, plus a premium, and matures in 2015. The facility is secured by all the property and assets of the Company, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	In January 2006, the Company issued Senior Notes of US$525.0 million in aggregate principal amount for net proceeds of $609.0 million, before issuance fees of $9.0 million. The notes bear interest at 7.75% and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness and pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

(iv)	In October 2007, the Company issued Senior Notes of US$700.0 million in aggregate principal amount at a discount price of 93.75% for net proceeds of $672.2 million, including accrued interest of $16.6 million and before financing fees of $9.8 million. The new senior notes bear interest at 7.75% for an effective interest rate of 8.81% and mature in March 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

(v)	The debts of these subsidiaries are non-recourse to the parent company, Quebecor Media Inc.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued):
(vi)	The credit facility of $450.0 million is a revolving credit facility maturing in November 2009 and bears interest at bankers’ acceptance or Canadian prime rates, plus a margin, depending on Videotron Ltd.’s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries. As of December 31, 2007, the carrying value of assets guaranteeing the credit facility of Videotron Ltd. was $4,389.4 million ($4,253.5 million in 2006). The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

(vii)	In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at discount for net proceeds of $445.6 million, before issuance fees of $7.6 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at premium for net proceeds of $405.1 million including accrued interest of $8.9 million and before issuance fees of $7.4 million. These notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(viii)	On September 16, 2005, US$175.0 million in aggregate principal amount of Senior Notes were issued at discount for net proceeds of $205.2 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(ix)	The bank credit facilities amended on October 31, 2007, are comprised of (i) a revolving credit facility amounting to $70.0 million, maturing in 2012, and (ii) a term loan “C” credit facility amounting to $40.0 million also maturing in 2012. The credit facilities are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends and other distributions. As of December 31, 2007, the carrying value of assets guaranteeing the bank credit facilities was $1,984.3 million ($1,419.0 million in 2006). Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term “C” credit facility bear interest at Canadian bankers’ acceptance rate plus a margin of 1.50% per annum or Canadian prime rate plus a margin of 0.50% per annum. As of December 31, 2007 and 2006, no amount had been drawn on the revolving credit facility, while $39.1 million ($39.3 million in 2006) were drawn down on the term loan “C” credit facilities. In 2006, US$181.4 million were drawn down on the term loan “B” credit facility repaid on October 31, 2007 (note 4 (a)).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued):
(x)	The US$205.0 million in aggregate principal amount Senior Notes were issued in February 2003 at discount for net proceeds of $306.8 million, before issuance fees of $6.2 million. These notes bear interest at a rate of 7.625% and mature in 2013. The notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness and to make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Sun Media Corporation Inc. Sun Media Corporation has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 2008, at a decreasing premium.

(xi)	The credit facilities are comprised of revolving credit facility in the amount of $65.0 million and a term facility in the amount of $133.3 million maturing in January 2011. The credit facilities bear interest at Canadian prime rate or bankers’ acceptance rate plus an applicable margin determined by financial ratios and they contain covenants concerning, among other things, certain financial ratios and restrictions on the declaration and payment of any distributions. The credit facilities are secured by liens on all assets of Osprey Media Publishing Inc. and its subsidiaries. As of December 31, 2007, $13.4 million was drawn on the revolver credit facility and $131.9 million was drawn on the term facility.

(xii)	The revolving credit facility of a maximum of $160.0 million bears interest at the prime rate of a Canadian chartered bank or bankers’ acceptances rates, plus a variable margin determined by certain financial ratios. In 2005, the revolving credit facility maturity was extended to June 15, 2010. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios.
On December 31, 2007, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the next years are as follows:

2008	$24.7
2009	181.8
2010	121.6
2011	171.9
2012	49.3
2013 and thereafter	2,528.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

16.	OTHER LIABILITIES:

	2007	2006

Accrued stock-based compensation [1]	$12.7	$57.2
Accrued pension and post-retirement benefits liability (note 25)	48.3	37.0
Deferred revenues	36.7	24.0
Other	5.8	7.0

	$103.5	$125.2

[1]	A current portion of accrued stock-based compensation in the amount of $98.6 million is included in accounts payable and accrued charges (nil at December 31, 2006).
17.	NON-CONTROLLING INTEREST:

Non-controlling interest represents the interest of non-controlling shareholders in the participating shares of the Company’s subsidiaries. As of December 31, 2007, the most significant non-controlling interests were as follows:

		Non-controlling interest
Subsidiary	Segment	%voting	%equity

TVA Group Inc.	Broadcasting	0.08%	54.76%
Nurun Inc.	Interactive Technologies and Communications	42.51%	42.51%
18.	CAPITAL STOCK:
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

18.	CAPITAL STOCK (continued):
(a)	Authorized capital stock (continued):
•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock:

	Common Shares
	Number	Amount

Balance as of December 31, 2005	123,602,807	$1,773.7
Reduction of paid-up capital	—	(21.3)

Balance as of December 31, 2006 and 2007	123,602,807	$1,752.4

In 2006, the Company reduced its Common Share paid-up capital by $21.3 million in the form of cash distributions to its shareholders.

As of December 31, 2007, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 560,000 Preferred G Shares for a total amount of $560.0 million while as of December 31, 2006 Sun Media Corporation and its subsidiaries owned 235,000 Preferred A Shares and 320,000 Preferred F Shares for a total amount of $555.0 million. In addition, as of December 31, 2007, 9101-0835 Quebec Inc., owned 110,000 Preferred C Shares (275,000 Preferred C Shares in 2006) for an amount of $110.0 million ($275.0 million in 2006), and 1,995,000 Preferred G Shares for an amount of $1,995.0 million (1,000,000 Preferred F Shares in 2006 which were converted in G Shares in 2007). These shares are eliminated on consolidation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

18.	CAPITAL STOCK (continued):
(c)	Transactions during the year:

2007

On January 3, 2007, the Company issued 1,000,000 Preferred F Shares to 9101-0835 Québec Inc. which were converted in Preferred G Shares on January 12, 2007.

On May 31, 2007, the Company issued 995,000 Preferred G Shares to 9101-0835 Quebec Inc. for a total amount of $995.0 million.

On July 13, 2007, the Company redeemed 235,000 Preferred A Shares, owned by Sun Media Corporation and its subsidiaries, for an amount of $235.0 million. On December 20, 2007, 320,000 Preferred F Shares, owned by Sun Media Corporation and its subsidiaries, were converted into 320,000 Preferred G Shares while on July 27, 2007, the Company issued 240,000 Preferred G Shares to Sun Media Corporation and its subsidiaries for an amount of $240.0 million.

On November 1, 2007 and on December 20, 2007, the Company redeemed 165,000 Preferred C Shares, owned by 9101-0835 Quebec Inc., for an amount of $165.0 million.

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

On March 9, 2005 and April 29, 2005, the Company issued a total of 61,950 Preferred C Shares to 9101-0835 Quebec inc. for a total amount of $61.9 million. On August 2, 2005, the Company redeemed 184,000 Preferred C Shares for an amount of $184.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS:
(a)	Quebecor Media Inc. stock option plan:

Under a stock option plan established by the Company, a number of Common Shares of the Company are currently set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. In 2007, the stock option plan of the Company was amended in order to increase, until December 31, 2008, the total number of shares issuable under the plan from 6,185,714 to 8,034,000. After that date, the number of shares issuable under the plan will automatically be re-established at a number of shares equal to 5% of the shares then issued and outstanding. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media Inc. at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the Common Shares of the Company on the stock exchanges where such shares are listed at the time of grant. Unless authorized by the Company Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the Company have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media Inc. have not been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash (equal to the difference between the fair market value, as determined by the Company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media Inc. at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued):
(a)	Quebecor Media Inc. stock option plan (continued):

The following table gives summary information on outstanding options granted as of December 31, 2007 and 2006:

	2007		2006
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	3,781,767	$21.38	3,228,321	$18.90
Granted	3,359,563	44.38	795,393	31.60
Cancelled	(111,473)	29.49	(241,947)	21.86

Balance at end of year	7,029,857	$32.25	3,781,767	$21.38

Vested options at end of year	2,517,181	$18.42	1,639,460	$17.59

The following table gives summary information on outstanding options as of December 31, 2007:

			Outstanding options		Vested options

			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$15.19 to 21.77	2,709,224	5.00	$17.97	2,342,813	$17.58
22.98 to 33.41	995,070	8.04	30.55	174,368	29.74
37.82 to 47.29	3,325,563	9.60	44.38	—	—

$15.19 to 47.29	7,029,857	7.60	$32.25	2,517,181	$18.42

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued):
(b)	TVA Group Inc. plans:
(i)	Stock option plan for senior executives and directors

Under this stock option plan, 1,400,000 Class B shares of TVA Group Inc. have been set aside for senior executives and directors of TVA Group Inc. and its subsidiaries. The terms and the conditions of options granted are determined by TVA Group Inc.’s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options will vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, to receive from TVA Group Inc. an amount in cash (equal to the number of shares corresponding to the options exercised, multiplied by the difference between the fair market value and the exercise price of the option) or, subject to certain conditions, exercise their options to purchase Class B shares of TVA Group Inc. at the exercise price. The fair market value is defined by the average closing market price of the Class B share for the last five trading days preceeding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2007 and 2006:

	2007		2006
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	489,695	$17.59	310,177	$20.27
Granted	561,875	14.82	503,684	15.62
Exercised	—	—	(27,500)	14.00
Cancelled	(67,877)	15.52	(296,666)	17.36

Balance at end of year	983,693	$16.16	489,695	$17.59

Vested options at end of year	84,082	$20.61	31,625	$20.75

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued):
(b)	TVA Group Inc. plans (continued):
(i)	Stock option plan for senior executives and directors (continued)

The following table gives summary information on outstanding options as of December 31, 2007:

	Outstanding options			Vested options
			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$14.50 to 16.40	789,562	9.4	$14.99	3,923	$15.81
16.41 to 21.38	194,131	6.7	20.90	80,159	20.84

$14.50 to 21.38	983,693	8.9	$16.16	84,082	$20.61

Had the vested options been exercised as of December 31, 2007, Quebecor Media Inc.’s interest in TVA Group Inc. would have decreased from 45.24% to 45.10% (45.24% to 45.23% as of December 31, 2006).

(ii)	Share purchase plan for executives and employees

In 1998, TVA Group Inc. introduced a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its executives and a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its employees. The plans provide that participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B shares. The plans also provide financing terms free of interest. No Class B shares were issued under the plans during the years ended December 31, 2007, 2006 and 2005. The remaining balance that may be issued under the share purchase plan for executives is 332,643 TVA Group Inc. Class B shares as of December 31, 2007, 2006 and 2005. The remaining balance that may be issued under the share purchase plan for employees is 229,753 TVA Group Inc. Class B shares as of December 31, 2007, 2006 and 2005.

(iii)	Deferred share unit plan

In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc., and its subsidiaries. The deferred share units (“DSU“s) are redeemable only upon termination of the participant’s employment. The redemption price is payable in cash or, at TVA Group Inc.’s discretion, in Class B shares of TVA Group Inc. or by a combination of cash and shares. Under this plan, a maximum of 25,000 Class B shares of TVA Group Inc. can be issued. No DSUs were issued under this plan during the years ended December 31, 2007, 2006 and 2005.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued):
(c)	All Stock-based option plans:

For the year ended December 31, 2007, a charge of $50.8 million related to all stock-based option plans is included in income ($24.8 million in 2006 and $10.9 million in 2005).
20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2004	$(1.0)	$—	$(1.0)
Other comprehensive loss, net of income taxes	(1.3)	—	(1.3)

Balance as of December 31, 2005	(2.3)	—	(2.3)

Other comprehensive income, net of income taxes	1.2	—	1.2

Balance as of December 31, 2006	(1.1)	—	(1.1)

Cumulative effect of changes in accounting policies (note 1(b))	—	(35.5)	(35.5)
Other comprehensive income, net of income taxes	(2.0)	48.0	46.0

Balance as of December 31, 2007	$(3.1)	$12.5	$9.4

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivative financial instruments designated as cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over an 8-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

21.	COMMITMENTS AND CONTINGENCIES:
(a)	Leases and purchasing agreements:

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment and distribution and broadcasting rights that call for total future payments of $354.7 million. The minimum payments for the coming years are as follows:

		Other
	Leases	commitments

2008	$47.6	$143.5
2009	33.1	33.2
2010	28.0	7.3
2011	18.7	3.2
2012	13.7	0.5
2013 and thereafter	25.9	—

Operating lease expenses amounted to $46.1 million, $44.8 million and $42.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(b)	Other commitments:

As part of the acquisition of Group TVA Inc. in 2001 and Sun TV in 2004, the Company was committed, over a period ending in 2011, to invest $58.2 million in the Canadian TV industry and in the Canadian communications industry to promote Canadian TV content and the development of communications. As of December 31, 2007, $4.9 million remained to be invested.

(c)	Contingencies:

On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of these financial statements to determine with a reasonable degree of certainty the outcome of this legal proceeding, the Company’s management believes that the suit is without merit and intends to vigorously defend its position.

A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or its financial position.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

22.	GUARANTEES:

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2007, the maximum exposure with respect to these guarantees was $18.5 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees and since the Company was unable to determine the fair value of these guarantees.

Business and asset disposals:

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet since the Company was unable to determine the fair value of these guarantees.

Outsourcing companies and suppliers:

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications since the Company was unable to determine the fair value of these guarantees.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS:

The Company is exposed to risks relating to foreign exchange fluctuations and to risks relating to interest rate fluctuations. In order to manage these risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency. None of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/Euro	Less than 1 year	1.4501	$18.9
$/CHF	Less than 1 year	0.8897	6.0

Sun Media Corporation
$/ US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries:
$/ US$	Less than 1 year	1.0511	76.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii) Cross-currency interest rate swaps:

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Quebecor Media Inc.:

Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit facilities	2006 to 2009	US$	196.5	6.27%	LIBOR	1.1625
					+2.00%

Term loan B credit facilities	2009 to 2013	US$	196.5	Bankers'	LIBOR	1.1625
				acceptances	+2.00%
				3 months
				+2.22%

Term loan B credit facilities	2006 to 2013	US$	147.4	6.44%	LIBOR	1.1625
					+2.00%

Videotron Ltd. and its subsidiaries:

Senior Notes	2004 to 2014	US$	190.0	Bankers'	6.875%	1.2000
				acceptances
				3 months
				+2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers'	6.875%	1.3425
				acceptances
				3 months
				+2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued):

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$	155.0	Bankers'	7.625%	1.5227
				acceptances
				3 months
				+3.70%

Senior Notes	2003 to 2013	US$	50.0	Bankers'	7.625%	1.5227
				acceptances
				3 months
				+3.70%

The cross-currency swap agreements settled as part of the refinancing of the Company’s debts on January 17, 2006, were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to limit the exposure of the counterparties. Such prepayments were offset by equal reductions in the Company’s commitments under the agreements. The Company was required to make prepayments of $75.9 million in 2005 under this provision.

Also, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-market value.

(iii)	Interest rate swaps

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate

Osprey Media Publishing Inc.
April 2008	$75.0	Pay fixed/	4.05%	Bankers'
		receive floating		acceptance
3 months

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS (continued):
(b)	Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

Carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt [1]	$(1,664.9)	$(1,646.6)	$(1,191.6)	$(1,206.3)
Cross-currency interest rate swaps	(159.8)	(159.8)	3.8	(17.8)
Foreign exchange forward contracts	(0.3)	(0.3)	2.2	2.2

Videotron Ltd. and its subsidiaries
Long-term debt [1]	(973.3)	(938.2)	(1,021.2)	(1,010.6)
Cross-currency interest rate swaps	(241.3)	(241.3)	(71.8)	(141.1)
Foreign exchange forward contract	(4.2)	(4.2)	—	2.1

Sun Media Corporation and its subsidiaries
Long-term debt [1]	(238.0)	(234.1)	(486.8)	(492.9)
Cross-currency interest rate swaps and foreign exchange forward contract	(133.1)	(133.1)	(148.8)	(176.1)

Osprey Media Publishing Inc.
Long-term debt [1]	(145.3)	(145.3)	—	—
Interest rate swap	0.2	0.2	—	—

TVA Group Inc. and its subsidiaries
Long-term debt [1]	(56.3)	(56.3)	(96.5)	(96.5)

[1]	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees.
The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS (continued):
(c)	Credit risk management:

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

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2007, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

The Company believes that its product-lines and the geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
24.	RELATED PARTY TRANSACTIONS:

Operating transactions

During the year, the Company made purchases and incurred rent charges from companies under common control and from affiliated companies in the amount of $64.3 million ($89.6 million in 2006 and $91.0 million in 2005), included in the cost of sales and selling and administrative expenses. The Company made sales to companies under common control and to an affiliated company in the amount of $18.3 million ($18.1 million in 2006 and $21.7 million in 2005). These transactions were concluded and accounted for at the exchange value.

During the year ended December 31, 2007, Nurun Inc., Interactive Technologies and Communications segment, received interest of $0.9 million ($0.9 million in 2006 and $0.8 million in 2005) from Quebecor Inc. As of December 31, 2007, cash and cash equivalents totalling $19.3 million ($20.2 million as of December 31, 2006) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

In 2007, the Company signed a 10 years manufacturing agreement with Quebecor World Inc., a company under common control, for the printing of directories in its Toronto and Saint-Janvier-de-Mirabel printing facilities.

Transfer of assets

In October 2007, the Company increased its investment in Nurun Inc. by acquiring from Quebecor World Inc., a company under common control, 500,000 common shares of Nurun Inc. for a cash consideration of $1.7 million.

On October 11, 2007, the Company acquired a property from Quebecor World Inc., a company under common control, for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property over a term of 17 years. The consideration for the two transactions was settled by the payment to Quebecor World Inc. of a net amount $43.9 million as of the date of the transactions and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted at the exchange value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

24.	RELATED PARTY TRANSACTIONS (continued):

Transfer of assets (continued)

In 2005, the Company acquired certain assets from Quebecor World Inc., for a cash consideration of $3.3 million. The transaction was recorded at the carrying value of the assets transferred.

Management arrangements

Quebecor Inc. (the “parent company”) has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide each other management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. Also, in connection with the Company’s previous credit facility, which was secured by the Company’s shareholders, an annual security fee equivalent to 1% of the credit facility was charged to the Company by its shareholders. The current credit facilities, entered into in January 2006, are not secured by the Company’s shareholders. In 2007, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2006 and 2005) and the Company has incurred management fees of $1.1 million ($1.1 million in 2006 and in 2005) with the shareholders. In 2005, the Company incurred security fees of $1.1 million with its shareholders.

Tax transactions

During the year ended December 31, 2006, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million from Quebecor World Inc., a company under common control, that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million (net of non-controlling interest) which was recorded as contributed surplus.

On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company has transferred to its parent company $192.0 million of capital losses for a cash consideration of $15.9 million. In addition, in 2007 and 2006, the parent company transferred to certain of the Company’s subsidiaries $66.5 million and $74.2 million of non-capital losses, respectively, in exchange of cash considerations of $14.9 million and $16.1 million. These transactions were recorded at the exchange amounts. As a result, the Company has recorded reductions of $7.7 million and $15.9 million, respectively, of its income tax expense in 2007 and 2005 and expects to reduce its income tax expense by $6.4 million in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
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

The following tables give a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2007 and 2006, and a statement of the funded status as of those dates:

	Pension benefits		Postretirement benefits
	2007	2006	2007	2006

Change in benefit obligations:
Benefit obligations at beginning of year	$595.8	$555.9	$40.7	$40.4
Service costs	24.9	22.1	1.4	1.3
Interest costs	31.9	29.0	2.0	1.9
Plan participants’ contributions	11.1	11.7	—	—
Actuarial (loss) gain	(34.8)	1.8	(1.0)	1.3
Benefits and settlements paid	(30.2)	(25.6)	(0.6)	(1.7)
Plan amendments	5.0	0.7	—	(3.1)
Curtailment gain	(0.5)	—	—	—
Acquisition	32.4	—	1.0	—
Other	—	0.2	—	0.6

Benefit obligations at end of year	$635.6	$595.8	$43.5	$40.7

	Pension benefits		Postretirement benefits
	2007	2006	2007	2006

Change in plan assets:
Fair value of plan assets at beginning of year	$560.4	$480.8	$—	$—
Actual return on plan assets	5.4	68.5	—	—
Employer contributions	25.0	25.0	0.6	1.7
Plan participants’ contributions	11.1	11.7	—	—
Benefits and settlements paid	(30.2)	(25.6)	(0.6)	(1.7)
Acquisition	32.3	—	—	—

Fair value of plan assets at end of year	$604.0	$560.4	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The plan assets are comprised of:

	2007	2006

Equity securities	56.8%	59.8%
Debt securities	38.2	36.5
Other	5.0	3.7

	100.0%	100.0%

As of December 31, 2007, plan assets included shares of the parent company and of a company under common control representing an amount of $2.2 million ($2.5 million as of December 31, 2006).

	Pension benefits		Postretirement benefits
	2007	2006	2007	2006

Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(31.6)	$(35.4)	$(43.5)	$(40.7)
Unrecognized actuarial loss	47.7	47.9	11.5	13.0
Unrecognized net transition (asset) obligation	(4.6)	(5.2)	0.4	0.5
Unrecognized prior service cost (benefit)	19.9	17.0	(4.6)	(5.1)
Valuation allowance	(22.8)	(19.5)	—	—

Net amount recognized	$8.6	$4.8	$(36.2)	$(32.3)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2007	2006	2007	2006

Benefit obligations	$(457.8)	$(585.5)	$(43.5)	$(40.7)
Fair value of plan assets	417.2	548.8	—	—

Funded status — plan deficit	$(40.6)	$(36.7)	$(43.5)	$(40.7)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2007	2006	2007	2006

Deferred pension charge	$20.7	$9.5	$—	$—
Accrued benefit liability	(12.1)	(4.7)	(36.2)	(32.3)

Net amount recognized	$8.6	$4.8	$(36.2)	$(32.3)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2007	2006	2005	2007	2006	2005

Service costs	$24.9	$22.1	$15.3	$1.4	$1.3	$1.8
Interest costs	31.9	29.0	27.7	2.0	1.9	2.2
Actual return on plan assets	(5.4)	(68.5)	(47.2)	—	—	—
Current actuarial gain (loss)	(34.8)	1.8	68.7	(1.0)	1.3	4.5
Current prior service costs (benefits)	4.9	0.7	5.6	—	(3.1)	—
Curtailment gain and other	(0.5)	—	—	—	—	(1.6)

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	21.0	(14.9)	70.1	2.4	1.4	6.9
Difference between actual and expected return on plan assets	(36.5)	33.0	15.1	—	—	—
Deferral of amounts arising during the period:
Actuarial gain (loss)	34.8	(1.8)	(68.7)	1.0	(1.3)	(4.5)
Prior service (costs) benefits	(4.9)	(0.7)	(5.6)	—	3.1	—
Amortization of previously deferred amounts:
Actuarial gain (loss)	1.9	2.0	(0.2)	0.6	0.6	(0.1)
Prior service (costs) benefits	2.0	1.8	1.6	(0.5)	(0.7)	(0.3)
Transitional obligations	(0.5)	(0.5)	(0.5)	—	—	0.1

Total adjustments to recognize the long-term nature of benefit costs	(3.2)	33.8	(58.3)	1.1	1.7	(4.8)
Valuation allowance	3.3	2.1	1.0	—	—	—

Net benefit costs	$21.1	$21.0	$12.8	$3.5	$3.1	$2.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The expense related to defined contribution pension plans amounted to $11.1 million in 2007 ($10.9 million in 2006 and $9.7 million in 2005).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $36.7 million for the year ended December 31, 2007 ($37.6 million in 2006 and $29.0 million in 2005).

The weighted average rates used in the measurement of the Company’s benefit obligations as of December 31, 2007, 2006 and 2005 and current periodic costs are as follows:

	Pension benefits			Postretirement benefits
	2007	2006	2005	2007	2006	2005

Benefit obligations
Rates as of year-end:
Discount rate	5.50%	5.00%	5.00%	5.50%	5.00%	5.00%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	5.00%	5.00%	6.00%	5.00%	5.00%	6.00%
Expected return on plan assets [1]	7.25	7.25	7.50	—	—	—
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

[1]	After management and professional fees.
The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9.0% at the end of 2007. The cost, as per an estimate, is expected to decrease gradually for the next eight years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

Postretirement
benefits
	1%	1%
Sensitivity analysis	increase	decrease

Effect on service and interest costs	$0.6	$(0.5)
Effect on benefit obligations	6.7	(5.2)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S.). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements:
(a)	Consolidated statements of income:

	2007	2006	2005

Net income (loss), as reported in the consolidated statements of income per Canadian GAAP	$327.1	$(169.7)	$96.5
Adjustments:
Development, pre-operating and start-up costs (i)	1.9	(0.7)	(1.3)
Pension and postretirement benefits (ii)	0.8	0.9	2.1
Change in fair value and ineffective portion of derivative instruments (iii)	11.0	71.6	(7.2)
Stock-based compensation (iv)	(6.9)	(4.8)	—
Income taxes (v), (vi)	(21.0)	(40.1)	37.2
Non-monetary transactions (vii)	—	—	1.5

	(14.2)	26.9	32.3

Net income (loss), as adjusted per U.S. GAAP	$312.9	$(142.8)	$128.8

(b)	Consolidated statements of comprehensive income (loss):

	2007	2006	2005

Comprehensive income (loss) as per Canadian GAAP	$373.1	$(168.5)	$95.2
Adjustments to net income (loss) as per (a) above	(14.2)	26.9	32.3
Adjustments to other comprehensive income
Pension and post-retirement benefits (ii)	(5.9)	17.6	(18.8)
Derivative instruments (iii)	3.0	132.0	(22.0)
Income taxes (v), (vi)	0.9	(64.4)	73.3

	(2.0)	85.2	32.5

Comprehensive income (loss) as per U.S. GAAP	$356.9	$(56.4)	$160.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(b)	Consolidated comprehensive income (loss) (continued):

Accumulated other comprehensive loss as of December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Accumulated other comprehensive income (loss) as per Canadian GAAP	$9.4	$(1.1)	$(2.3)
Adjustments:
Pension and post-retirement benefits (ii)	(58.2)	(52.3)	(30.2)
Derivative instruments (iii)	3.0	(44.4)	(176.4)
Income taxes (ii), (v)	17.8	25.8	77.8

	(37.4)	(70.9)	(128.8)

Accumulated other comprehensive loss at end of year	$(28.0)	$(72.0)	$(131.1)

(c)	Consolidated balance sheets:

2007			2006
	Canada	United States	Canada	United States

Goodwill	$4,081.3	$4,077.5	$3,721.1	$3,717.1
Other assets	422.0	388.3	243.6	197.1
Current liabilities	(1,018.9)	(1,053.2)	(956.4)	(945.9)
Long-term debt	(3,002.8)	(2,991.4)	(2,773.0)	(2,743.2)
Derivative financial instruments	(538.7)	(538.7)	(231.3)	(322.8)
Other liabilities	(103.5)	(129.3)	(125.2)	(148.1)
Future income tax liabilities	(292.5)	(252.9)	(118.9)	(81.0)
Non-controlling interest	(154.2)	(150.0)	(142.1)	(137.1)
Contributed surplus (vi), (viii)	(3,217.2)	(3,400.9)	(3,217.2)	(3,395.2)
Deficit	2,528.7	2,717.4	2,731.5	2,920.3
Accumulated other comprehensive loss	(9.4)	28.0	1.1	72.0

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
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

On the adoption of SFAS 158, an adjustment of $27.3 million was recorded as a component of the ending balance of accumulated other comprehensive loss as of December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87. Adjustments were also recorded to increase other liabilities by $54.2 million, decrease future income tax liabilities by $12.4 million and to decrease non-controlling interest by $14.5 million.

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

(iii)	Prior to 2007, under GAAP in Canada, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by the Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in certain of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in the consolidated statement of income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in the consolidated statement of income under U.S. GAAP could differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets (continued):
(iv)	Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)) in 2006. In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other assets, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Prior to 2006, the Company used the intrinsic value method for the liability related to its stock option plan. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock options awards instead of the fair value.

(v)	Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the adoption of FIN48, the Company recorded adjustments to increase its opening deficit under U.S. GAAP by $0.3 million, to increase future income tax assets by $4.8 million, to decrease future income tax liabilities by $25.8 million, to increase other liabilities by $31.1 million and to decrease non-controlling interest by $0.2 million.

Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 and $5.7 million in 2007 of which $7.7 million was recognized in income in 2007, and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid would have been recognized in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
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

(viii)	Under GAAP in Canada, in 2003, the Company recorded a gain on repurchase of redeemable preferred shares of a subsidiary of $153.7 million in the statement income. Under GAAP in the United States, this gain would have been recognized in contributed surplus.

(ix)	The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 would have no effect on cash provided by operations, cash used in investing activities and cash provided by (used in) financing activities.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
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

The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company. These non-consolidated and condensed financial statements, as prepared under Canadian GAAP, are as follows:

Non-consolidated and condensed statements of income and comprehensive income (loss)

	2007	2006	2005

Revenues
Management fees	$65.4	$41.8	$30.0
Interest on loan to subsidiaries	3.4	0.7	6.9
Other	—	7.3	28.0

	68.8	49.8	64.9
Expenses
General and administrative	(66.5)	(49.1)	(53.7)
Depreciation and amortization	(0.6)	(0.8)	(1.2)
Financial	(138.8)	(106.4)	(171.3)

Loss before undernoted items	(137.1)	(106.5)	(161.3)
Gain on disposal of investments and other assets	1.0	0.1	—
Loss on debt refinancing	—	(342.1)	(60.8)

Loss before income taxes	(136.1)	(448.5)	(222.1)
Income taxes	41.8	(93.6)	(24.9)

	(177.9)	(354.9)	(197.2)
Equity income from subsidiaries	505.0	185.2	293.7

Net income (loss)	$327.1	$(169.7)	$96.5

	2007	2006	2005

Net income (loss)	$327.1	$(169.7)	$96.5
Other comprehensive income, net of income taxes	34.5	—	—
Share of other comprehensive income (loss) from subsidiaries	11.5	1.2	(1.3)

	46.0	1.2	(1.3)

Comprehensive income (loss)	$373.1	$(168.5)	$95.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed statements of cash flows

	2007	2006	2005

Cash flows related to operations
Net income (loss)	$327.1	$(169.7)	$96.5
Amortization of plant, property and equipment	0.6	0.8	1.2
Net loss on derivative instruments and on foreign currency translation of financial instruments	5.4	—	—
Gain on disposal of investments and other assets	(1.0)	(0.1)	—
Loss on debt refinancing	—	342.1	60.8
Repayment of accrued interest on Senior Discount Notes	—	(197.3)	(3.0)
Amortization of financing costs and of long term debt discount	1.5	4.8	61.2
Loss on revaluation of the Additional Amount payable	5.1	13.8	—
Future income taxes	41.8	(93.3)	(25.7)
Excess of equity income over equity distributions from subsidiaries	(420.3)	(86.3)	(111.2)
Net change in non-cash balances related to operations	56.5	21.2	(29.7)

Cash flows provided by (used in) operations	16.7	(164.0)	50.1

Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(484.9)	(100.3)	(39.9)
Dividends received in excess of accumulated equity income from subsidiaries	—	10.0	210.0
Reduction to paid-up capital of subsidiaries	299.6	164.6	—
Proceeds from disposal of a business to a subsidiary	3.5	7.7	—
Proceeds from disposal of tax deductions to a subsidiary	—	—	35.2
Net decrease in temporary investments	—	—	78.4
Other	1.2	8.3	(1.6)

Cash flows (used in) provided by investing activities	(180.6)	90.3	282.1

Sub-total, balance carried forward	$(163.9)	$(73.7)	$332.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed statements of cash flows (continued)

	2007	2006	2005

Sub-total, balance brought forward	$(163.9)	$(73.7)	$332.2

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	2,235.0	279.0	316.9
Repurchases of redeemable preferred shares	(400.0)	(842.0)	(334.0)
Net increase in bank indebtedness	(0.1)	1.9	—
Repayments of long-term debt and unwinding of hedging contracts	(20.7)	(1,174.2)	(212.7)
Issuance of long-term debt, net of financing fees	657.5	1,186.5	—
Repayment of the Additional Amount payable	(127.2)	—	—
Net decrease (increase) in prepayments under cross-currency swap agreements	—	21.6	(34.1)
Dividends and reduction of Common Shares paid-up capital	(110.0)	(105.0)	(45.0)
Net (increase) decrease in convertible obligations, subordinated loans and notes receivable — subsidiaries	(2,072.5)	563.0	17.1
Net decrease (increase) in advances to or from subsidiaries	2.1	124.9	(36.9)

Cash flows provided by (used in) financing activities	164.1	55.7	(328.7)

Net increase (decrease) in cash and cash equivalents	0.2	(18.0)	3.5
Cash and cash equivalents at beginning of year	—	18.0	14.5

Cash and cash equivalents at end of year	$0.2	$—	$18.0

Non-consolidated and condensed balance sheets

	2007	2006

Assets
Current assets	$119.3	$101.4
Advances to subsidiaries	38.7	216.3
Investments in subsidiaries	4,005.6	3,448.7
Convertible obligations, subordinated loans and notes receivable — subsidiaries	2,902.5	830.0
Other assets	40.2	155.5

	$7,106.3	$4,751.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2007, 2006 and 2005
(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed balance sheets (continued)

	2007	2006

Liabilities and Shareholders’ equity
Current liabilities	$119.9	$199.4
Long-term debt	1,626.3	1,171.4
Advances from subsidiaries	69.7	245.3
Other liabilities	175.1	68.8
Redeemable preferred shares issued to subsidiaries	2,665.0	830.0
Shareholders’ equity	2,450.3	2,237.0

	$7,106.3	$4,751.9

28.	SUBSEQUENT EVENTS

In February 2008, the Company acquired all of the non-controlling interest in Nurun Inc., pursuant to its offer to purchase their shares at a price of $4.75 per common share for a total cash consideration of $75.4 million. Common shares of Nurun Inc. were de-listed from the Toronto Stock Exchange after this transaction.

In January 2008, Quebecor World Inc., a company under common control, filed for creditor protection under the Companies’ Creditors Arrangement Act. The Company does not expect any significant impact on its operations in relation with this situation.