Form 20-F
period 2008-12-31
QUEBECOR MEDIA INC
filed 2009-03-12
CIK 1156831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 333-13792
QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)

Province of Quebec, Canada
(Jurisdiction of incorporation or organization)

612 St-Jacques Street
Montreal, Quebec, Canada H3C 4M8
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
7 3/4% Senior Notes due March 2016 (issued January 17, 2006)
7 3/4% Senior Notes due March 2016 (issued October 5, 2007)
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
123,602,807 Common Shares
2,055,000 Cumulative First Preferred Shares, Series G
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP       ☐       International Financial Reporting Standards as issued       ☐       Other       ☑
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17    ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☑ No

EXPLANATORY NOTES
     In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company” and “Quebecor Media” refer to Quebecor Media Inc., a company constituted under Part 1A of the Companies Act (Quebec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation; all references in this annual report to “Osprey Media” are references to our wholly-owned subsidiary Osprey Media Publishing Inc. and its subsidiaries; all references to “Le SuperClub Videotron” are references to our indirect wholly-owned subsidiary Le SuperClub Videotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are references to our wholly-owned subsidiary Nurun Inc. and its subsidiaries; and all references in this annual report to “Canoe” are references to our subsidiary Canoe Inc. and its subsidiary. All references to “Videotron Telecom” are references to Videotron Telecom Ltd., which prior to its merger with Videotron on January 1, 2006, had been our indirect wholly-owned subsidiary. All references in this annual report to “Quebecor” are references to Quebecor Inc., and all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc.
     In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.
     In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/4% Senior Notes due 2016 originally issued on January 17, 2006 and our 7 3/4% Senior Notes due 2016 originally issued on October 5, 2007.
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
PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, as they relate to our consolidated financial statements, see Note 27 to our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 included under “Item 17. Financial Statements” of this annual report. We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
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
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2008.
EXCHANGE RATE INFORMATION
     The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 11, 2009, the noon rate was Cdn$1.00 equals US$0.7808. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average (1)	High	Low	Period End
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8818	0.9099	0.8528	0.8581
December 31, 2005	0.8253	0.8690	0.7872	0.8577
December 31, 2004	0.7683	0.8493	0.7159	0.8308

Month Ended:	Average (2)	High	Low	Period End
March 2009 (through March 11, 2009)	0.7772	0.7834	0.7692	0.7808
February 28, 2009	0.8031	0.8202	0.7870	0.7870
January 31, 2009	0.8155	0.8458	0.7849	0.8088
December 31, 2008	0.8100	0.8358	0.7711	0.8166
November 30, 2008	0.8209	0.8696	0.7779	0.8083
October 31, 2008	0.8441	0.9426	0.7726	0.8220
September 30, 2008	0.9449	0.9673	0.9263	0.9435

(1)	The average of the exchange rates for all days during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	our ability to successfully build and deploy our new wireless services network on the timeline that we are targeting, and to implement successfully our strategy of becoming a facilities-based wireless provider;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes, including the current labour dispute affecting our Journal de Montreal newspaper;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
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
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
A — Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2004 through 2008. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2008 and 2007 and consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008 are included in this annual report. Our consolidated financial statements as at December 31, 2008 and for the year ended December 31, 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report. Our consolidated financial statements as at December 31, 2007 and for the years ended December 31, 2007 and 2006 have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on these consolidated financial statements is included in this annual report. Our selected historical financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2008, 2007 and 2006 and under “Balance Sheet Data” as at December 31, 2008 and 2007 are derived from our audited consolidated financial statements included in this annual report. Our selected historical financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2005 and 2004 and under “Balance Sheet Data” as at December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements, audited by KPMG LLP, not included in this annual report. The information presented under the caption “Ratio of earnings to fixed charges or coverage deficiency” is unaudited. The selected historical financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1). Our historical results are not necessarily indicative of our future financial condition or results of operations.
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 27 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

CANADIAN GAAP DATA

Year Ended December 31,
2008	2007	2006	2005	2004
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$1,804.2	$1,552.6	$1,309.5	$1,080.3	$937.6
Newspapers	1,181.4	1,073.9	966.0	948.2	913.4
Broadcasting	436.7	415.5	393.3	401.4	358.0
Leisure and Entertainment	301.9	329.8	315.8	255.4	241.7
Interactive Technologies and Communications	89.6	82.0	73.9	65.1	51.9
Inter-segment	(83.7)	(87.9)	(59.9)	(55.0)	(45.7)

3,730.1	3,365.9	2,998.6	2,695.4	2,456.9

Cost of sales, selling and administrative expenses	(2,610.6)	(2,402.0)	(2,199.0)	(1,963.3)	(1,759.7)
Amortization	(318.5)	(290.4)	(260.7)	(231.9)	(225.9)
Financial expenses	(276.0)	(230.1)	(212.9)	(270.8)	(279.7)
Loss on valuation and translation of financial instruments	(3.7)	(9.9)	(11.7)	(14.5)	(34.9)
Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)	0.3	6.5
Loss on debt refinancing	—	(1.0)	(342.6)	(60.0)	(4.8)
Impairment of goodwill and intangible assets	(671.2)	(5.4)	(180.0)	—	—
Income taxes	(154.7)	(74.8)	53.7	(43.5)	(37.4)
Non-controlling interest	(23.1)	(19.2)	(0.4)	(16.2)	(31.7)
Income (loss) from discontinued operations	2.3	5.2	2.0	1.0	(1.1)

Net (loss) income	$(380.0)	$327.1	$(169.7)	$96.5	$88.2

OTHER FINANCIAL DATA AND RATIO:
Operating income (1)	$1,119.5	$963.9	$799.6	$732.1	$697.2
Additions to property, plant and equipment	527.3	468.7	435.5	319.8	181.1
Comprehensive (loss) income	(439.6)	373.1	(168.5)	95.2	88.7
Ratio of earnings to fixed charges or coverage deficiency (2)(3) (unaudited)	$214.3	2.7	x	$231.1	1.5	x	1.5	x

	At December 31,
	2008	2007	2006	2005	2004
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$22.5	$26.1	$34.1	$97.4	$108.8
Total assets	7,996.2	7,560.9	6,583.9	6,675.5	6,509.2
Total debt (current and long-term portions)	4,335.8	3,027.5	2,796.1	2,533.2	2,548.8
Capital stock	1,752.4	1,752.4	1,752.4	1,773.7	1,773.7
Shareholders’ equity	1,943.0	2,450.3	2,237.0	2,450.1	2,459.9
Cash dividends declared	65.0	110.0	23.7	105.0	20.0
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

U.S. GAAP DATA

Year Ended December 31,
2008	2007	2006	2005	2004
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$1,804.7	$1,552.0	$1,312.2	$1,086.5	$946.9
Newspapers	1,181.4	1,073.9	966.0	948.2	913.4
Broadcasting	436.7	415.5	393.3	401.4	358.0
Leisure and Entertainment	301.9	329.8	315.8	255.4	241.7
Interactive Technologies and Communications	89.6	82.0	73.9	65.1	51.9
Inter-segment	(83.7)	(87.9)	(59.9)	(55.0)	(45.7)

3,730.6	3,365.3	3,001.3	2,701.6	2,466.2
Cost of sales, selling and administrative expenses	(2,605.3)	(2,406.5)	(2,207.8)	(1,967.5)	(1,758.8)
Amortization	(316.5)	(287.7)	(257.9)	(229.6)	(225.7)
Financial expenses	(276.0)	(230.1)	(212.9)	(270.8)	(279.7)
Gain (loss) on valuation and translation of financial instruments	0.1	1.0	(7.1)	(33.2)	(42.5)
Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)	1.8	6.5
Loss on debt refinancing	—	(1.0)	(275.7)	(48.5)	(4.8)
Impairment of goodwill and intangible assets	(667.4)	(5.4)	(180.0)	—	—
Income taxes	(165.1)	(99.7)	13.3	(7.6)	(43.4)
Non-controlling interest	(24.8)	(17.0)	(1.3)	(18.4)	(35.1)
Income (loss) from discontinued operations	2.3	5.2	2.0	1.0	(0.8)

Net (loss) income	$(376.7)	$312.9	$(142.8)	$128.8	$81.9

OTHER FINANCIAL DATA AND RATIO:
Operating income (1)	$1,125.3	$958.8	$793.5	$734.1	$707.4
Additions to property, plant and equipment	527.3	468.7	435.5	319.8	181.1
Comprehensive (loss) income	(401.2)	356.9	(56.4)	160.0	(25.5)
Ratio of earnings to fixed charges or coverage deficiency (2)(3) (unaudited)	$198.9	2.7	x	$162.9	1.5	x	1.5	x

	At December 31,
	2008	2007	2006	2005	2004
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$22.5	$26.1	$34.1	$97.4	$108.8
Total assets	7,967.6	7,523.4	6,533.4	6,664.1	6,480.1
Total debt (current and long-term portion)	4,318.6	3,016.1	2,766.3	2,501.1	2,529.0
Capital stock	1,752.4	1,752.4	1,752.4	1,773.7	1,773.7
Shareholders’ equity	1,953.1	2,407.9	2,155.3	2,275.2	2,204.3
Cash dividends declared	65.0	110.0	23.7	105.0	20.0
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

(1)	Quebecor Media defines operating income, reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income (loss) from discontinued operations. Quebecor Media defines operating income, reconciled to net (loss) income under U.S. GAAP, as net (loss) income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest, and income (loss) from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. The following table provides a reconciliation under Canadian GAAP of operating income to net (loss) income as presented in our consolidated financial statements:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Reconciliation of operating income to net (loss) income (Canadian GAAP) (in millions of Canadian dollars)
Operating income
Cable	$797.2	$642.7	$512.5	$413.3	$363.8
Newspapers	227.1	232.8	217.7	231.2	232.3
Broadcasting	66.3	59.4	42.1	53.0	80.5
Leisure and Entertainment	20.5	27.0	19.3	27.0	22.7
Interactive Technologies and Communications	5.1	2.8	7.5	3.9	2.3
Head office	3.3	(0.8)	0.5	3.7	(4.4)

	1,119.5	963.9	799.6	732.1	697.2
Amortization	(318.5)	(290.4)	(260.7)	(231.9)	(225.9)
Financial expenses	(276.0)	(230.1)	(212.9)	(270.8)	(279.7)
Loss on valuation and translation of financial instruments	(3.7)	(9.9)	(11.7)	(14.5)	(34.9)
Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)	0.3	6.5
Loss on debt refinancing	—	(1.0)	(342.6)	(60.0)	(4.8)
Impairment of goodwill and intangible assets	(671.2)	(5.4)	(180.0)	—	—
Income taxes	(154.7)	(74.8)	53.7	(43.5)	(37.4)
Non-controlling interest	(23.1)	(19.2)	(0.4)	(16.2)	(31.7)
Income (loss) from discontinued operations	2.3	5.2	2.0	1.0	(1.1)

Net (loss) income	$(380.0)	$327.1	$(169.7)	$96.5	$88.2

The following table provides a reconciliation under U.S. GAAP of operating income to net (loss) income as disclosed in our consolidated financial statements:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Reconciliation of operating income to net (loss) income (U.S. GAAP) (in millions of Canadian dollars)
Operating Income
Cable	$799.0	$640.4	$508.8	$411.4	$362.2
Newspapers	228.0	231.7	217.0	230.6	236.9
Broadcasting	67.1	62.1	43.4	58.3	87.5
Leisure and Entertainment	20.5	26.9	19.3	26.2	22.9
Interactive Technologies and Communications	5.1	2.8	7.5	3.9	2.3
Head office	5.6	(5.1)	(2.5)	3.7	(4.4)

	1,125.3	958.8	793.5	734.1	707.4
Amortization	(316.5)	(287.7)	(257.9)	(229.6)	(225.7)
Financial expenses	(276.0)	(230.1)	(212.9)	(270.8)	(279.7)
Gain (loss) on valuation and translation of financial instrument	0.1	1.0	(7.1)	(33.2)	(42.5)
Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)	1.8	6.5
Loss on debt refinancing	—	(1.0)	(275.7)	(48.5)	(4.8)
Impairment of goodwill and intangible assets	(667.4)	(5.4)	(180.0)	—	—
Income taxes	(165.1)	(99.7)	13.3	(7.6)	(43.4)
Non-controlling interest	(24.8)	(17.0)	(1.3)	(18.4)	(35.1)
Income (loss) from discontinued operations	2.3	5.2	2.0	1.0	(0.8)

Net (loss) income	$(376.7)	$312.9	$(142.8)	$128.8	$81.9

(2)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.
(3)	Our 2008 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $671.2 million pursuant to Canadian GAAP ($667.4 million pursuant to U.S. GAAP). Our 2006 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP). We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2008.
B — Capitalization and Indebtedness
     Not applicable.
C — Reasons for the Offer and Use of Proceeds
     Not applicable.

D — Risk Factors
     This section describes some of the risks that could materially affect our business, revenues, results of operations and financial condition, as well as the market value of our issued and outstanding Senior Notes. The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the section “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report.
Risks Relating to Our Business
Our cable and telecommunications businesses operate in highly competitive industries with emerging technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.
     We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers (or “ILECs”) which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The CRTC has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montreal and several other communities in the Province of Quebec. The same ILEC has also acquired a cable network in our main service area. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. In addition, the Internet, as well as distribution over mobile devices, may become competitive broadcast distribution platforms in the future.
     In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services as well as open Wi-Fi networks in some cities. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.
     Our Voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”) wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase, particularly as a result of the Canadian federal government’s decision in 2007 to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services. Since this decision, the CRTC has approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Quebec, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are now free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in Quebec. These rulings granting the ILECs’ forbearance applications enable ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility for local exchange services could have an adverse effect on our ability to compete successfully with ILECs in the local telephony market.
     With our current Mobile Virtual Network Operator (or “MVNO”)-based wireless telephony service, we compete against a mix of corporations, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle wireless data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. The cost of implementing or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes. Any of these factors could adversely affect our ability to operate our MVNO-based wireless business successfully and profitably.
     We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.
Delays in the launch of our facilities-based wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.
     In July 2008, in the context of Canada’s spectrum auction for third generation Advanced Wireless Services (“3G” or “AWS”), we acquired spectrum licenses for AWS covering all regions of the province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain regions of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. The spectrum enables Videotron to pursue the buildout of an AWS network infrastructure and to become a facilities-based provider offering advanced wireless services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones.
     We are a new entrant in the wireless business in Canada, and, recently, most of the incumbent carriers have launched lower cost services in order to acquire additional market share and increase their wireless telephony penetration rate in our territory. Any delay in the launch of Videotron’s wireless services could result in a more challenging market to penetrate. Any such delays could therefore also require us to deploy additional efforts and marketing expenses to meet our customer acquisition objectives, and there is a risk that we will be unable to meet our customer acquisition objectives on the timeline that we are targeting or at all.
     Under Industry Canada’s new policy concerning mandatory roaming and antenna site and tower sharing, parties are required to consider tower-sharing arrangements in respect of existing towers prior to proposing the construction of new antenna tower structures. We are therefore dependent on the participation of incumbent operators to satisfy this requirement. Although incumbent carriers are required to respond to tower-sharing requests, there can be no assurance that they will accede to such requests or otherwise negotiate tower-sharing rates and terms that are economically or technologically acceptable to new entrants, such as Videotron. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process may prove lengthy and burdensome, and could delay the launch of our wireless services network, which could adversely affect our ability to operate our wireless business successfully and profitably.
     In addition, Industry Canada’s new policy concerning antenna site and tower sharing includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. We must therefore undertake public notification and address local and neighborhood concerns before building a new tower structure. These procedures could lead to delays in acquiring and developing new sites for cellular towers and could make it more costly to pursue our strategy of building an AWS network, which could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.
     In order to build our wireless network infrastructure in a timely manner Videotron has entered into commercial relationships with certain key suppliers. The inability of our key suppliers to meet our procurement and timing requirements could result in delays in the launch of our wireless network and in additional expenses, which could adversely affect our ability to deploy and operate our wireless business successfully and profitably.
We may encounter difficulties in reaching out-of-territory and in-territory roaming agreements with incumbent wireless operators.
     Under Industry Canada’s new policy concerning mandatory roaming and antenna site and tower sharing, incumbent wireless operators are required, for a period of up to 10 years from the effective date of new entrants’ wireless licenses (December 23, 2008, in the case of Videotron), to permit new wireless entrants’ customers to roam on their networks outside the regions where such entrants won licenses in the 2008 AWS auction. Incumbents are also required to permit new entrants’ customers to roam on their networks within the regions where such new entrants have won licenses for a period of 5 years (a period that could be extended to 10 years in certain circumstances). However, the rates and terms for such roaming are not prescribed and will be determined by negotiation between new entrants, such as Videotron, and the incumbents. There can be no assurance that incumbents will advance these negotiations rapidly or that they will propose rates and other terms which are economically or technologically acceptable to new entrants. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process is lengthy and burdensome, and could further delay the launch of our wireless services, which could adversely affect our ability to operate our wireless business successfully and profitably.
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
Videotron is using a new technology for which only a limited number of handsets might be available at the time of commercial launch.
     AWS in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. While certain wireless device suppliers in the United States have recently begun to offer their products on the AWS technology, there are still a limited number of handsets available. As a result, the handset portfolio for AWS we will offer at the time of the commercial launch of our wireless services may not be as broad as that of certain other providers and we could potentially incur higher costs of customer acquisition due to a smaller market for this type of technology, which could adversely affect our ability to operate our wireless business profitably.
We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make certain capital expenditures.
     Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services, and we expect additional capital expenditures in the short and medium term to expand and maintain our systems and services, including our expenditures relating to advancements in Internet access and high definition television, or HDTV, as well as the cost of our wireless services infrastructure buildout. In October 2008, we and Videotron announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through internally generated funds, additional borrowings or other sources. If we are unable to obtain financing on acceptable terms, we may not be able to implement our business strategies and effect capital expenditures required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.
     See also the following risk factors in this section: “— Our cable and telecommunications businesses operate in highly competitive industries with emerging technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations,” “—Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably,” “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us.”
We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.
     The media industry is experiencing rapid and significant technological change, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet Protocol connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.
We may not successfully implement our business and operating strategies.
     Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services such as AWS, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. We may also be required to make capital expenditures in addition to those originally planned for the buildout of our AWS operations which may affect our ability to implement our business strategy should we not be able to secure additional financing on acceptable terms or generate sufficient internally generated funds to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.
We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.
     We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have in the past and may in the future seek to make opportunistic or strategic acquisitions, such as our acquisition of Osprey Media in 2007, and further expand the types of businesses in which we participate, such as our expansion into facilities-based wireless telephony operations, under appropriate conditions. This growth has placed, and will continue to place, a significant demand on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.
     In addition, acquisitions and expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations. Furthermore, if we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, our business, results of operations and financial condition could be adversely affected.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency, performance and content quality, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. In connection with our current expansion as a facilities-based wireless services provider, Videotron currently anticipates a near-term need to attract and train a substantial number of new employees, including many skilled employees, to staff this operation. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.
Our newspapers and broadcasting businesses face substantial competition for advertising. In addition, advertising spend is being affected by the recent deterioration in certain economic conditions as well as the continuing fragmentation of the media landscape.
     Advertising revenue is the primary source of revenue for our newspapers business and our broadcasting business. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal newspaper and television markets as well as the strength or weakness of local, regional and national economic factors, since these economic factors affect the levels of retail, national and classified newspaper advertising revenue, as well as television advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, the recent weakness in these sectors and in the real estate industry has had an adverse impact on the revenues and results of operations of our newspapers business. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising, such as automotive, retail and classified employment revenue.
     In addition to the impact of economic cycles, the newspaper industry is seeing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result, competition in the advertising market comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platfrorms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers. While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers, such as our recent launch of online e-editions of a number of our newspapers, we may not be successful in retaining our historical share of advertising revenues.
     In broadcasting, the proliferation of cable and satellite channels, advances in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have resulted in greater fragmentation of the television viewing audience, making it more difficult to retain or grow our historical share of advertising revenues.
     These factors could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects. See also the risk factor titled “— Our newspapers business and our broadcasting business each face substantial competition for readership and audience share, respectively. Our newspapers circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects,” and “Item 4. Information on the Company — Regulation — Canadian Broadcast Programming (Off the Air and Thematic Television) — Advertising.”
Our newspapers business and our broadcasting business each face substantial competition for readership and audience share, respectively. Our newspapers circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects.
     Revenue generation in the newspapers business depends in large part on advertising revenues, which are in turn driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. In recent years, we, along with the newspaper industry as a whole, have experienced difficulty maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms (often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source of news. A prolonged decline in readership and circulation levels in our newspapers business would have a material effect on the rate and volume of our newspaper advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects. To maintain our circulation base, we may incur additional costs, and we cannot assure you that we will be able to recover these costs through increased circulation and advertising revenues.
     In our broadcasting business, audience share and ratings information, as well as audience demographics and price, are the principal drivers in the competition for television advertising. As with the newspapers industry, the traditional television audience has grown increasingly fragmented, due in large part to the proliferation and growth in popularity of cable and satellite channels, and the migration to alternative content delivery sources, such as the Internet and wireless devices, which are increasingly being used for distribution of (and access to) news, entertainment and other information. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.
Our content may not attract a large audiences/readership, which may limit our ability to generate advertising and circulation revenue.
     A significant portion of the revenues at our newspaper operations and our broadcasting operations are derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content and quality offered, and is influenced by factors such as reviews by critics, promotions, quality and popularity of other competing content in the marketplace, availability of alternative forms of entertainment, general economic conditions, shifting consumer preferences, public tastes generally and other intangible factors. In addition, the increase in narrowcast programming or specialty services in Canada has caused the conventional television audience to become increasingly fragmented. These factors continue to evolve rapidly and many are beyond our control.
     Lack of audience acceptance for our content or shrinking or fragmented audiences or readership could limit our ability to generate advertising and circulation revenue. If our ability to generate advertising revenue through our broadcasting operations or our newspapers business is limited, we may need to develop new or alternative revenue sources, and we may incur additional costs in order to be able to continue providing attractive television programming or to maintain our newspapers’ circulation base, which costs we might not be able to recover through advertising and/or circulation revenues. There can be no assurance that we would be able to develop any such new revenue or financing sources or maintain our circulation base, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition and results of operations.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.
     The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our business, financial condition and results of operations.
     Our ability to distribute television programming at a reasonable cost is also linked to the risk of being imposed a carriage fee for over-the-air television. In November 2007, the CRTC agreed, pursuant to a request made by over-the-air television stations (OTAs), to revisit the concept of a subscriber fee that would be payable for the carriage of the signals of OTAs. In October 2008, the CRTC once again denied this request, although it is possible that the CRTC may re-examine the issue in the future.
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
We may be adversely affected by variations in the cost of newsprint. In addition, our newspaper operations are labour-intensive, resulting in a relatively high fixed-cost structure.
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2008, our newspaper operations’ total newsprint consumption was approximately 176,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 11.2% ($106.9 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2008. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse affect on our results of operations.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with this supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that this supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect on the profitability of our newspaper business and our results of operations.
     In addition, since newspaper publishing is labour intensive and our operations are located across Canada, our newspaper business has a relatively high fixed cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
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
We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.
     In our cable, Internet access and telephony operations, we may not be able to protect our services from piracy. We may be unable to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have an adverse effect on our customer base and lead to a possible decline in our revenues.
Malicious and abusive Internet practices could impair our cable data services.
     Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.
We depend on third-party suppliers and providers for services and other items critical to our operations.
     We depend on third-party suppliers and providers for certain services and other items that are critical to our operations, particularly to our cable, telephony and wireless operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “—Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably” above.

We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.
     The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard network and information technology security and survivability/disaster recovery practices, a security breach or disaster could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.
We may be adversely affected by strikes and other labour protests.
     As of December 31, 2008, approximately 39% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 112 collective bargaining agreements:
•	Videotron is party to 5 collective bargaining agreements, representing approximately 2,850 employees. Of these collective bargaining agreements, one (representing approximately 40 employees) has expired, and negotiations are ongoing. Two others, representing approximately 2,510 employees, or 88% of Videotron’s unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing approximately 300 employees, or 10% of Videotron’s unionized workforce will expire between December 31, 2010 and August 31, 2011;

•	Sun Media (including Osprey Media) is party to 84 collective bargaining agreements, representing approximately 2,480 employees. One collective bargaining agreement, representing 6 employees, is under negotiation. 8 collective bargaining agreements, representing approximately 510 employees, or 20% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2009. One collective agreement, representing approximately 40 employees, is under arbitration. The other collective bargaining agreements are scheduled to expire on various dates through April 2012;

•	TVA Group is party to 15 collective bargaining agreements, representing approximately 810 employees. Of this number, 5 collective bargaining agreements, representing approximately 120 employees, or 15% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2009. 3 collective bargaining agreements, representing approximately 550 employees, or 68% of its unionized workforce, will expire at the end of 2009. The others are scheduled to expire at various dates between April 20, 2011 and October 31, 2013; and

•	The other 8 collective bargaining agreements, representing approximately 520 employees or 8% of our unionized employees, will expire between the end of April 2009 and June 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. A labour dispute involving the editorial, classified, sales support and business office staff of the Journal de Montreal is currently ongoing and, on January 24, 2009, we announced the lock-out of these employees. We cannot predict the outcome of the current dispute at the Journal de Montreal, although we currently anticipate that any prolonged lock-out or strike would have an adverse effect on operations at the newspaper, despite our current ability to continue its circulation. Nor can we predict the outcome of our other current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations, including if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.
Two of our publications represent a significant portion of the revenues generated by our newspapers business.
     The Journal de Montreal and the Toronto Sun have historically represented a significant portion of the revenues generated by our newspapers business, and we expect that they will continue to do so for the foreseeable future. For the year ended December 31, 2008, the Journal de Montreal accounted for approximately 13.6% of the revenues generated by our newspapers business and the Toronto Sun accounted for approximately 8.1% of the revenues generated by our newspapers business. A significant decline in the performance of either the Journal de Montreal or the Toronto Sun or in general advertising spending in the respective markets they serve could cause the revenues of our newspapers segment to decrease significantly and could have an adverse effect on our financial condition and results of operations. A labour dispute involving the editorial, classified, sales support and business office staff of the Journal de Montreal is currently ongoing, which is likely to adversely affect current operations at this publication. See the risk factor “— We may be adversely affected by strikes and other labour protests” above.
We may be adversely affected by litigation and other claims.
     In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant. See also “Item 8. Financial Information — Legal Proceedings” in this annual report.
Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control structures and procedures for financial reporting, and to prepare a report which contains an assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include a report of the Company’s registered public accounting firm on our internal control over financial reporting.
     While we have concluded that our internal control over financial reporting was effective as of December 31, 2008, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.
We will adopt new accounting standards in 2011, and this adoption may have a material impact on our financial statements.
     In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.
     IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant departments and subsidiaries, and have engaged an external expert advisor.
     We have completed a diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls, and information systems. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.
     The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant. In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to financial ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time.
Risks Relating to Our Industry
We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition, prospects and results of operations.
     Broadcasting operations in Canada are subject to extensive government regulation. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. Changes to the laws, regulations and policies governing broadcast television, specialty program services and program distribution through cable or alternate means, the introduction of new laws, regulations, policies or terms of license or changes in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition, prospects and results of operations. We outline certain elements of this regulatory framework below. For a more complete description of the regulatory environment affecting our business, see “Item 4. Information on the Company — Regulation”.
     Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. Our cable operations are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, the Federal Government introduced a bill in a previous session of Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to impose fines of up to $15.0 million on telecommunications companies that do not comply with this law. We do not know whether this bill will be re-introduced in Parliament or whether it will become law.
     The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Industry Canada under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.
     At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders periodically. Broadcasting of programs and distribution of programs on the Internet and on wireless devices had been exempted from regulation since exemption orders issued in 1999 and 2007 respectively. On October 15, 2008, the CRTC announced that it will hold a public hearing beginning on February 17, 2009 to consider issues relating to broadcasting in the new media and the following six main themes: (i) defining broadcasting in new media; (ii) the significance of broadcasting in new media and its impact on the Canadian broadcasting system; (iii) are incentives or regulatory measures necessary or desirable for the creation and promotion of Canadian broadcasting content in new media?; (iv) are there issues concerning access to broadcasting content in new media?; (v) other broadcasting or public policy objectives; and (vi) the appropriateness of the new media exemption order. Subject to the outcome of these hearings, it is possible that the CRTC may impose a tax on cable and telecommunications companies in order to create a national fund that would finance Canadian programming.
     On November 20, 2008, the CRTC initiated a public proceeding to consider Internet traffic management practices for both wholesale and retail Internet services. Among the issues to be considered in this proceeding are trends in traffic growth and network congestion, technical and economic solutions to address network congestion, the end user impacts of these solutions, notification requirements, and the potential for unjust discrimination toward Internet content or application providers. A decision is expected in November 2009. Any restrictions the CRTC might impose on the traffic management practices of Internet service providers could limit our ability to recover the costs of our access network.
     On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices”. In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. See “Item 4. Information on the Company — Regulation — Ownership and Control of Canadian Broadcasting Undertakings — Diversity of Voices”.
     On July 5, 2007, the CRTC announced a review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC was considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. As a result of this review, on October 30, 2008, the CRTC issued a new distribution regulatory framework entitled “Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services”. Pursuant to this new regulatory framework, the CRTC announced various changes to the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services, the majority of which will be implemented via amendments to the Broadcasting Distribution Regulations and will take effect on August 31, 2011. See “Item 4. Information on the
Company — Regulation — Canadian Broadcasting Distribution (Cable Television) — Distribution of Canadian Content and Broadcasting Distribution Regulations”.
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
     As described more fully under “Item 4. Information on the Company — Regulation — Canadian Broadcasting Distribution (Cable Television) — Licensing of Canadian Broadcasting Distribution Undertakings,” the CRTC has approved, since August 2007, the applications of a number of ILECs for forbearance from regulation of residential and business local exchange services affecting a large portion of the market in which Videotron operates. These rulings allow ILECs the right to adjust their prices for local exchange services in the approved exchanges without the need for CRTC approval. Such price flexibility by our ILEC competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.
     On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. The major Canadian cable operators, including Videotron, challenged certain elements of this ruling, and the CRTC issued a revised decision on May 30, 2008. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10.0 million must become members of the agency for a period of three years. Videotron remains a member in good standing of the agency.

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
Industry Canada may not renew Videotron’s AWS licenses on acceptable terms, or at all.
     Videotron’s AWS licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, Videotron may apply for license renewal for an additional license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight.
We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.
     The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated cost-based rates. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed, proposed revisions to our third-party internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Several third-party Internet service providers are now interconnected to Videotron’s cable network and are thereby providing retail Internet access services.
     The CRTC also requires large cable carriers, such as us, to allow third party Internet service providers to provide voice or telephony applications in addition to retail Internet access services.
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
We may need to support increasing costs in securing access to support structures needed for our cable network.
     We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).
     We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Quebec, by far the largest of the hydro-electric companies, expires in December 2010.

     On October 30, 2008, TELUS filed an application with the CRTC seeking an order to direct the ILECs to file new costs, terms and conditions for support structure service. TELUS further requested that current telecommunications support structure rates be declared interim, and that monthly rental rates be adjusted retroactively to the date of its application to reflect any revised rates once a new tariff receives final approval. The major Canadian cable operators, including Videotron, have opposed TELUS’ application, whereas Bell Canada and its affiliates have supported it. If a review of monthly rental rates does proceed and if it results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.
Long-Distance Equal Access could adversely affect our revenues.
     The CRTC’s current three-year “Work Plan” includes a review of the regulatory treatment of Wireless Service Providers (WSPs), which could encompass a review of the issue of long-distance equal access for WSPs. Equal access would permit wireless customers to choose their long distance provider rather than relying on the long distance services of their contracted wireless carrier. This could result in lower revenues for long-distance services, which could adversely affect the profitability of our wireless telephony business.
We are subject to a variety of environmental laws and regulations.
     We are subject to a variety of environmental laws and regulations. Certain of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
Risks Relating to our Senior Notes and our Capital Structure
Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.
     We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2008, we had $4.3 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds on commercially reasonable terms, if at all.
     Although we are leveraged, the respective indentures governing our outstanding Senior Notes, as well as our existing credit facilities, permit us to incur substantial additional indebtedness in the future, including up to an additional $100.0 million that we may borrow under our revolving credit facility, and a further $350.0 million under our existing term credit facilities. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, as well as our 2008 and 2009 financing transactions, see Notes 5, 16 and 29 of our audited consolidated financial statements for the year ended December 31, 2008 included under “Item 17. Financial Statements” of this annual report. See also the risk factor, “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities” below.
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
     If we are unable to comply with these covenants and are unable to obtain waivers from our lenders, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
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
We or our subsidiaries may need to refinance certain of our indebtedness. The inability to do so on favourable terms, or at all, could have a material adverse effect on us.
     We or our subsidiaries may need to refinance certain of our respective existing debt instruments at their term. The ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the well-publicized challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favourable terms or at all. See also the risk factor “— If the world-wide financial crisis continues, the volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due” below.
If the world-wide financial crisis continues, the volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due.
     The capital and credit markets have been experiencing extreme volatility and disruption. In the fourth quarter of 2008, the volatility and disruption reached unprecedented levels. The markets have exerted extreme downward pressure on stock prices and upward pressure on the cost of new debt capital and have severely restricted credit availability for most issuers.
     The disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, adversely affecting our results of operations and financial position.
     Our access to funds under our existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.
     Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.

     Continued market disruptions could cause broader economic downturns, which may lead to lower demand for certain of our products and increased incidence of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these adversely impact our results of operations, cash flows and financial position.
We may be adversely affected by exchange rate fluctuations.
     Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems and certain capital expenditures, including certain costs related to the buildout of our wireless network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2008, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.
     In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.
     The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflect the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2008, the net aggregate fair value of our cross-currency interest rate swaps and forward foreign-exchange swap agreements was $200.6 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.
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
     There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our Senior Notes could adversely affect their market price and liquidity.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell our notes regardless of our prospects and financial performance.

Non-U.S. holders of our Senior Notes are subject to restrictions on the transfer or resale of our notes.
     Although we have registered our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by the respective indentures governing our notes because we may not have sufficient funds at the time of the change of control or our Senior Secured Credit Facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the notes following such change of control or asset sale. There is no sinking fund with respect to our outstanding Senior Notes.
     In addition, under our Senior Secured Credit Facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to offer to repurchase our Senior Notes upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding notes, constitute an event of default under the indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.
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
     We are incorporated under the laws of the Province of Quebec. Substantially all of our directors, controlling persons and officers, are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, under the terms of the respective indentures governing our Senior Notes, to accept service of process in any suit, action or proceeding with respect to the indentures or the Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of our Senior Notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

ITEM 4 — INFORMATION ON THE COMPANY
A — History and Development of Quebecor Media
     Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montreal, Quebec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated herein by reference. In respect of our issued and outstanding notes, our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Quebec). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun; all the assets of the Canoe network; and all the assets of our Leisure and Entertainment segment. Concurrently with that transfer, we sold our interest in our subsidiary TQS Inc. to Quebecor, which subsequently sold such interest to a private consortium. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001 QCI was liquidated into Quebecor Media.
     In October 2000, we acquired all of the outstanding shares of Groupe Videotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Videotron included all of the shares of Videotron, a 99.9% voting interest in TVA Group, all of the shares of Le SuperClub Videotron ltée and Protectron Inc., a 66.7% voting interest in Videotron Telecom (which was merged with Videotron on January 1, 2006), a 54.0% voting interest in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe Inc., and which we refer to in this report as “Canoe”) and a minority interest in Microcell Telecommunications Inc.
     Since December 31, 2005, we have completed several business acquisitions, combinations, divestiture projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:
•	On March 5, 2009, Videotron issued US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). Videotron used the proceeds to repay drawings on its senior secured credit facility and for general corporate purposes.

•	In October 2008, we and Videotron announced our intention to invest between $800.0 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). We plan to fund future investments in AWS through cash flow generation and available credit facilities. We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

•	In July 2008, in the context of Canada’s spectrum auction for third generation AWS, we acquired spectrum licenses for AWS covering all regions of the province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain regions of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. The spectrum enables Videotron to pursue the buildout of an AWS network infrastructure and become a facilities-based provider offering advanced wireless services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones.

•	On June 2, 2008, TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid filed on March 31, 2008 and amended on May 14, 2008, for aggregate cash consideration of $51.4 million. During the financial year ended December 31, 2006, Quebecor Media’s interest in TVA Group increased as a result of various Normal Course Issuer Bids. In 2006, 9,800 Class B shares were repurchased under Normal Course Issuer Bids for cash consideration of $0.2 million. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased by 5.7%, from 45.2% on January 1, 2006 to 50.9% as of December 31, 2008.

•	On April 15, 2008, Videotron issued US$455.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $447.8 million. Videotron used the proceeds to repay drawings on its senior secured credit facility and for general corporate purposes.

•	On April 7, 2008, Videotron amended its Senior Secured Credit Facility to increase its commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, Videotron may, subject to certain conditions, increase the commitments under its Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

•	On February 26, 2008, Quebecor Media, through a wholly-owned subsidiary, completed its acquisition, pursuant to a public offer and subsequent compulsory acquisition procedure, of all of the issued and outstanding common shares of Nurun (including common shares issuable upon the exercise of outstanding options, conversion or exchange rights) not already held by Quebecor Media and its affiliates, at a price of $4.75 per common share. The Nurun common shares were delisted from the Toronto Stock Exchange on February 27, 2008. The aggregate cash consideration paid by Quebecor Media pursuant to this public offer was approximately $75.2 million.

•	On October 31, 2007, Sun Media entered into a Fifth Amending Agreement to its credit agreement. The agreement extends the term to October 31, 2012 and modifies covenants related to leverage and interest coverage ratios, removes the fixed charge ratio and modifies certain definitions.

•	On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of its 7 3/4% senior notes due 2016. Quebecor Media used the net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing costs of $9.8 million) from the placement, as well as its cash and cash equivalents, to repay in full the $420.0 million drawn on the senior bridge credit facility entered into to finance the acquisition of Osprey Media (which facility was then terminated), to repay US$179.7 million outstanding under Sun Media Corporation’s Term Loan B, and to settle the $106.0 million liability related to derivative financial instruments connected to the Sun Media Corporation Term Loan B.

•	In early August 2007, Quebecor Media completed its acquisition of Osprey Media for an aggregate purchase price of approximately $414.4 million (excluding assumed Osprey Media debt of $161.8 million). The purchase price was financed through a senior bridge credit facility that Quebecor Media fully repaid with a portion of the proceeds of the offering of its Senior Notes in October 2007. Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications.

•	On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of its 7 3/4% Senior Notes due March 2016. Quebecor Media also established new credit facilities consisting of a Term Loan A credit facility in the amount of $125.0 million, maturing in 2011, a Term Loan B credit facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, expiring in 2011.

•	Also on January 17, 2006, Quebecor Media repurchased US$561.6 million in aggregate principal amount of its Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of our Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). On July 15, 2006, Quebecor Media purchased the balance of its then-outstanding Senior Notes due 2011 and Senior Discount Notes due 2011. Quebecor Media paid total cash consideration of US$1.4 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and on swap agreements, by $380.0 million, which was financed by issuing long-term debt. In respect of these repurchases, Quebecor Media recognized a $342.1 million loss on debt refinancing ($218.7 million net of income tax) in 2006.
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
     Through our Videotron operating subsidiary, we are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Quebec. Through our Sun Media and Osprey Media operating subsidiaries, we are the largest newspaper publisher in the Province of Quebec and in Canada, based on total paid and unpaid circulation. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public TVA Group operating subsidiary, of which we own 50.9% of the equity and control 99.9% of the voting power, we are the largest private-sector television broadcaster in Quebec in terms of market share, the largest private-sector French-language television broadcaster in North America in terms of market share, and one of the largest private-sector producers of French-language television programming in Quebec in terms of number of hours of production and broadcasting of French-language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, book, video and musical instruments stores in Quebec and is one of the largest producers of French-language music products in Quebec and one of the largest independent distributors of music (traditional distribution and digital download) and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Videotron’s chain of corporate and franchised video rental stores, which is the largest chain of video stores in Quebec. In the new media sector, we have developed, through Canoe, two of Canada’s leading English and French-language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, social communities, web search, real estate and classifieds. Through our Nurun subsidiary, we provide global and local clients with consulting services, which include strategic planning and online branding, design and development of websites, intranets, extranets as well as user interfaces for new interactive media (mobile telephones, interactive television), the integration of technical platforms, the design and management of marketing programs, online media buys and eCRM campaigns, as well as the analysis of data collected through these various interactive channels.
     Through our direct and indirect interests in several businesses, we operate in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications.

Competitive Strengths
     We believe that our diversified portfolio of media assets provides us with a number of competitive advantages, including the ability to:
•	cross-promote our brands, programs and other content across multiple media platforms;

•	provide advertisers with an integrated solution for local, regional and national multi-platform advertising;

•	offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services, which we currently offer on an MVNO-basis (utilizing wireless voice and data services provided by Rogers Wireless Inc. (“Rogers Wireless”), a subsidiary of Rogers Communications Inc.), but will offer as a facilities-based wireless provider when our AWS wireless network is operational;

•	deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and the widest range of French-language programming in Canada;

•	leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

•	extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform;

•	leverage our single, highly contiguous network that covers approximately 80% of Quebec’s total addressable market and five of the province’s top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to rapidly and efficiently launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs; and

•	leverage our advanced broadband network, 99% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as analog and digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our telephony service and the offering of our other advanced products and services.
     We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products and improved penetration of our telephony and high-speed Internet access products, and are now in the buildout phase of becoming a facilities-based wireless provider.
Our Strategy
     Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:
•	Strengthen our position as a telecommunications leader with our new AWS wireless services. With our newly-obtained AWS licenses, Videotron plans to bring consumers and small businesses an offering of advanced wireless telecommunications services that is unprecedented in Quebec, based on effective, reliable technology, diverse and convergent content and unambiguous business policies. We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

•	Introduce new and enhanced products and services. We expect a significant portion of our growth in our Cable segment revenues to be driven by the introduction of new products and services (such as Wideband internet technology) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable telephony services, high-definition television, video-on-demand and interactive television. Our objective is also to increase our revenue per subscriber by focusing sales and marketing efforts on the bundling of these value-added products and services.

•	Leverage growth opportunities and convergence opportunities. We are the largest private-sector French-language programming broadcaster, a leading producer of French-language programming, the largest newspaper publisher based on total paid and unpaid circulation, and a leading English- and French-language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and broadcasters to our other media platforms, and the integration of our newspapers operations and internet/portal operations under a single executive leadership.

•	Cross-promote brands, programs and other content. The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•	Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 80% of Quebec’s approximately 3.1 million homes and commercial premises passed by cable. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand support.

•	Maximize customer satisfaction and build customer loyalty. Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services and we will continue our efforts to maximize customer satisfaction and build customer loyalty.

•	Manage expenses through success-driven capital spending and technology improvements. In our Cable segment, we aim to support the growth in our customer base and bandwidth requirements through strategic success-driven modernizations of our network and increases in network capacity. In our Newspaper segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.
Cable
     Through Videotron we are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Quebec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers approximately 80% of Quebec’s approximately 3.1 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montreal area, the second largest urban area in Canada. The greater Montreal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
     As of December 31, 2008, we had over 1.7 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 67.5%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2008, we had 927,332 digital customers, representing 54.1% of our basic customers and 36.5% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2008, we had 1,063,847 cable Internet access customers, representing 62.0% of our basic customers and 41.8% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).
     Our bi-directional hybrid fiber coaxial (HFC) network also allows us to offer a telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2008, we had 851,987 cable telephony customers, representing 49.7% of our basic customers and 33.5% of our total homes passed. In addition, as of December 31, 2008, approximately 99% of all of our cable customers were in areas in which our cable telephony service was available.
     We also currently offer MVNO-based mobile wireless telephony services utilizing the GSM/GPRS network of Rogers Wireless Inc. (“Rogers Wireless”), a subsidiary of Rogers Communications Inc. As of December 31, 2008, 63,402 lines had been activated. On March 31, 2008, we qualified as a new market entrant in the spectrum auction for third generation Advanced Wireless Services (“3G” or “AWS”). In July 2008, we acquired spectrum licenses for AWS covering all regions of the province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain regions of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. These spectrum licenses enable us to pursue the buildout of an AWS network infrastructure and become a facilities-based provider offering advanced wireless telephony services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones.
     In October 2008, we and Videotron announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). We plan to fund future investments in AWS through cash flow generation and available credit facilities. We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.
     We offer our advanced products and services, which include video-on-demand and selected interactive television services, as a bundled package that is unique among the competitors in our market. We differentiate our services by offering a higher speed Internet access product, the widest range of French-language programming in Canada and exclusive content on our video-on-demand service. We believe that our bundled packages of products and services, together with our focus on customer service and the breadth of our French-language offerings, have resulted in improved customer satisfaction, increased use of our services and higher customer retention.
     Through Le SuperClub Videotron, we also operate the largest chain of video and video game rental stores in Quebec and among the largest of such chains in Canada, with a total of 246 retail locations (of which 208 are franchised).

     We own a 100% voting and 100% equity interest in Videotron.
     For the year ended December 31, 2008, our cable operations generated revenues of $1.80 billion and operating income of $797.2 million. For the year ended December 31, 2007, our cable operations generated revenues of $1.55 billion and operating income of $642.7 million.
Cable Television Industry Overview
     Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2007, the most recent date for which data is available, there were approximately 7.6 million cable television customers in Canada, representing a basic cable penetration rate of approximately 55.9% of homes passed. For the twelve months ended August 31, 2007 (the most recent data available), total industry revenue was estimated to be over $7.1 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2007		2006		2005		2004		2003		CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue		$7.1		$6.1		$5.0		$4.7		$4.4	12.7%
Homes Passed(2)		13.6		13.0		11.2		10.5		10.9	5.7%
Basic Cable Customers		7.6		7.5		6.9		6.9		7.1	1.7%
Basic Penetration		55.9%		57.7%		61.6%		65.7%		65.1%	(3.8%)

	Twelve Months Ended December 31,
	2008		2007		2006		2005		2004		CAGR(3)
	(Homes passed and basic cable customers in millions, US dollars in billions)
U.S.
Industry Revenue	US$	81.3	US$	74.7	US$	68.2	US$	62.3	US$	57.6	7.1%
Homes Passed(2)		124.2		123.0		111.6		110.8		108.2	2.8%
Basic Cable Customers		64.7		65.1		65.6		65.4		65.4	(0.2%)
Basic Penetration		52.1%		52.9%		58.8%		59.0%		60.4%	(2.9%)

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded annual growth rate from 2003 through 2007.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2004 through 2008.
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
     A significant portion of Canada’s cable television customers are based in Quebec. As of August 31, 2008, Quebec is home to approximately 23.3% of Canada’s population and approximately 23.9% of its basic cable customers. Based on the CRTC statistics, basic cable penetration in Quebec, which was approximately 53.9% as of August 31, 2008, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Quebec. It is estimated that over 80% of Quebec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Quebec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.
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
     In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 340 channels, including 161 English-language channels, 55 French-language channels, 35 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
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
     We offer cable telephony service in Quebec, a product that leverages our customer base with what was at the time Videotron Telecom’s telecommunications network and expertise. We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006.
     Traditional Cable Television Services
     Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 44 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. We aim to tailor our channel packages to satisfy the specific needs of the different customer segments we serve.

     Our analog cable television service offerings include the following:
•	Basic Service. All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 26 channels on basic cable.

•	Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 18 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax”, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.
     Advanced Cable-Based Products and Services
     Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. In 2008, we also launched and effected a gradual roll-out of our Wideband services, which offer speeds of up to 900 times the speed of a conventional telephone modem. We currently plan to continue extending the coverage of this service in 2009. As of December 31, 2008, we had 1,063,847 cable Internet access customers, representing 62.0% of our basic customers and 41.8% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 53.9% as of September 30, 2008.

•	Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 16 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television offering, branded as “à la carte” (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2008, we had 927,322 customers for our digital television service, representing 54.1% of our basic customers and 36.5% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2008, we had 1,209,595 set-top boxes deployed, of which approximately 97% were owned by customers and 3% were leased.

•	Cable Telephony. In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Quebec, and since then we have been progressively rolling-out this offering among our other residential and commercial customers in the Province of Quebec. As of December 31, 2008, our cable telephony service is available to 99% of our homes passed. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. On October 24, 2007, we launched our Softphone service, our new computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2008, we had 851,987 subscribers to our cable telephony service, representing a penetration rate of 49.7% of our basic cable subscribers and 33.5% of our homes passed.

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. Regulations prevent from offering such blocks of programs for a longer period. We also offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear Pay TV channels these clients subscribe to.

•	Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.
     Wireless Telephony
     On August 10, 2006, we launched our MVNO-based mobile wireless telephony services in the Quebec City area, utilizing the Rogers Wireless GSM/GPRS network. Since then, the service has been completely rolled out throughout the Province of Quebec. Through our strategic relationship with Rogers Wireless, we offer Quebec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. As of December 31, 2008, 63,402 lines had been activated.
     Following our participation in Canada’s spectrum auction for third generation AWS, we are currently pursuing the buildout of a network infrastructure to become a facilities-based provider offering advanced wireless telephony services. Our objective is to bring consumers and small businesses an offering of advanced wireless telecommunications services that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies. See “— Business
Overview — Cable”.
     Customer Statistics Summary
     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2008	2007	2006	2005	2004
Homes passed(1)	2,542,859	2,497,403	2,457,213	2,419,335	2,383,443
Cable
Basic customers(2)	1,715,616	1,638,097	1,572,411	1,506,113	1,452,554
Penetration(3)	67.5%	65.6%	64.0%	62.3%	60.9%
Digital customers	927,322	768,211	623,646	474,629	333,664
Penetration(4)	54.1%	46.9%	39.7%	31.5%	23.0%
Number of digital set-top boxes	1,209,595	953,393	738,530	537,364	362,053
Dial-up Internet Access
Dial-up customers	6,533	9,052	13,426	18,034	23,973
Cable Internet Access
Cable modem customers	1,063,847	932,989	791,966	637,971	502,630
Penetration(3)	41.8%	37.4%	32.2%	26.4%	21.1%
Telephony Services
Cable telephony customers	851,987	636,352	397,860	162,979	2,135
Penetration(3)	33.5%	25.5%	16.2%	6.7%	0.1%
Wireless telephony lines	63,402	45,077	11,826	—	—

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.
     In the year ended December 31, 2008, we recorded a net increase of 77,519 basic cable customers. During the same period, we also recorded net additions of: 130,858 subscribers to our cable Internet access service; 159,111 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 215,635 customers to our cable telephony services. In 2008, we activated 18,325 lines for our mobile wireless telephony services.
     Business Telecommunications Services
     We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into us on January 1, 2006. Our Business Telecommunications segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers (“ASP”), broadcasters and carriers in both Quebec and Ontario.
     Video Stores
     Through Le SuperClub Videotron, we also operate the largest chain of video and video game rental stores in Quebec and among the largest of such chains in Canada, with a total of 246 retail locations (of which 208 are franchised). With 140 retail locations offering our suite of services and products, Le SuperClub Videotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and mobile wireless telephony. Le SuperClub Videotron announced in 2008 its intention to franchise most of its remaining corporate locations and is currently in the process of doing so.
Pricing of our Products and Services
     Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2008, the average monthly fees for basic and extended basic service were $24.57 and $38.49, respectively, and the average monthly fees for basic and extended basic digital service were $14.00 and $42.75, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes and cable modems, are also charged to customers.
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
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $29.88
Extended basic analog cable	$28.50 – $42.19
Basic digital cable	$13.98 – $15.98
Extended basic digital cable	$27.98 – $76.98
Pay-television	$ 3.99 – $29.99
Pay-per-view (per movie or event)	$ 3.99 – $54.99
Video-on-demand (per movie or event)	$ 4.49 – $64.99
Dial-up Internet access	$ 9.95 – $19.95
Cable Internet access	$27.95 – $89.95
Cable telephony	$16.95 – $22.95
Mobile wireless telephony	$22.65 – $78.35
Our Network Technology
     As of December 31, 2008, our cable systems consisted of 19,331 km of fiber optic cable and 36,740 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.9 million customers. Our network is the largest broadband network in Quebec covering approximately 80% of cable homes passed and, according to our estimates, more than 80% of the businesses located in the major metropolitan areas of each of Quebec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Quebec, the Maritimes and the United States.
     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz	480 to	750 to	Two-Way
	and Under	625 MHz	860 MHz	Capability
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%

     Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. The first stage of this distribution consists of a fiber optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes and cable modems.
     We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 570 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montreal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of approximately 570 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Our network design also allows for further segmentation from 500 to 250 or 125 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.
     Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99% of our network in Quebec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.
     In October 2008, we and Videotron announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). We plan to fund future investments in AWS through cash flow generation and available credit facilities. We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.
Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Videotron and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in Quebec) in order to distribute our cable, data transmission, cable telephony and mobile wireless telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

•	leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.
     We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.
     Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we provide a 24-hour customer service hotline seven days a week for nearly all of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist our customers with respect to all products and services we offer, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.
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
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are still being performed. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montreal area. This cable operator is owned by the regional ILEC.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Quebec, which controls a significant portion of the telephony market in Quebec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

•	Mobile wireless telephony services. Our current MVNO-based mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market. As a facilities-based wireless provider, we will compete primarily with established incumbent wireless service providers and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle wireless data communication and mobile telephone calls. Our wireless business will also compete with rivals for dealers and retail distribution outlets.

•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.
Newspapers
     Our newspaper publishing operations, which we operate through our Sun Media and Osprey Media operating subsidiaries, are the largest newspaper publisher in Quebec and in Canada based on total paid and unpaid circulation. With a 20.9% market share, Sun Media itself is also the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association, or “CNA”, for the six months ended March 31, 2007, which is the most recent available data. Our Newspapers segment publishes 37 paid-circulation dailies and 217 community newspapers, magazines, weekly buyers guides, farm publications and other specialty publications. As of December 31, 2008, the combined weekly circulation of our Newspapers segment’s paid newspapers was approximately 15.9 million copies, according to internal statistics.
     Sun Media publishes 201 publications across Canada, both in urban markets, including nine of the top ten urban markets in Canada, and in community markets. Sun Media publishes 17 paid daily newspapers, and according to the NADbank® Study referred to below in section “— Newspaper Operations — The Urban Daily Group — Paid daily newspapers” of this annual report, each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of weekly readership. Sun Media also publishes 178 weekly newspapers, shopping guides and agricultural and other specialty publications, as well as six free daily commuter publications: 24 Hours in Toronto, Vancouver, Ottawa, Calgary and Edmonton and 24 Heures in Montreal.
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
     Since the fourth quarter of 2008, Quebecor Media’s Newspapers segment has included Canoe, an integrated company offering e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 7.0 million unique visitors per month in Canada, including more than 3.2 million in Quebec (according to comScore Media Metrix figures for November 2008). The network owns or operates a family of sites that includes canoe.ca, canoe.qc.ca, La Toile du Quebec (toile.com), tva.canoe.com and lcn.canoe.com. Canoe also operates a number of e-commerce sites: jobboom.com (employment), micasa.ca (real estate), autonet.ca (automobiles), reseaucontact.com (dating), space.canoe.ca and espace.canoe.ca (social networking), classifieds.canoe.ca and classees.canoe.ca (classified ads), and canoeklix.com (cost-per-click advertising solutions).
     Our Newspapers segment is also engaged in the distribution of newspapers and magazines through Sun Media’s Messageries Dynamiques business, and it offers commercial printing and related services to other publishers through its national network of printing and production facilities. Finally, through our Quebecor MediaPages division, launched in November 2007, our Newspapers segment also conducts a combination of print and online directory publishing operations.
     Quebecor Media owns 100% of the voting and equity interests in each of Sun Media and Osprey Media. Quebecor Media, directly and through TVA Group, holds 93.2% of the equity and 99.9% of the voting interest in Canoe. Canoe is an affiliate of Sun Media and of Osprey Media, but is not a subsidiary of Sun Media or Osprey Media and is not included in either of their consolidated financial statements.
     For the year ended December 31, 2008, our newspaper operations generated revenues of $1.18 billion and operating income of $227.1 million, with 77.5% of these revenues derived from advertising, 15.9% from circulation, and 6.7% from commercial printing and other revenues. For the year ended December 31, 2007, our newspaper operations generated revenues of $1.07 billion and operating income of $232.8 million, with 79.2% of these revenues from advertising, 15.5% from circulation, and 5.3% from commercial printing and other revenues.
Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which Sun Media and Osprey Media combined are the largest, with a combined average weekly circulation (paid and unpaid) of approximately 15.9 million copies, according to internal statistics. According to the CNA’s circulation data for the six months ended March 31, 2007 (the “CNA’s Circulation Data”), the most recent data available, Sun Media’s and Osprey Media’s combined 26.4% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 27.3% market share, and is followed by Torstar Corporation (14.2%), Power Corporation (10.0%), and CTVglobemedia (6.6%).
     According to the CNA, there are approximately 100 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 100 paid circulation daily newspapers, 25 have average weekday circulation in excess of 50,000 copies. These include 19 English-language metropolitan newspapers, 4 French-language daily newspapers and 2 national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

     Newspaper publishers derive revenue primarily from the sale of retail, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in limited growth, if any, for traditional newspaper publishers, for many years, and the newspaper industry is now undergoing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result of these changes in the market, competition in the newspaper industry now comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers. As a result, the newspapers industry is facing challenges to retain its revenues and circulation/readership, as advertisers and readers become increasingly fragmented in the increasingly populated media landscape.
Advertising and Circulation
     Advertising revenue is the largest source of revenue for our newspaper operations, representing 77.5% of our newspaper operations’ total revenues in 2008. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.
     The principal categories of advertising revenues in our newspaper operations are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers for the year ended December 31, 2008 (49.1% for the year) followed by retail advertising (31.9% for the year) and national advertising (16.4% for the year). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing approximately 48.2% of all of our classified advertising, in terms of revenue, for the year ended December 31, 2008. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.
     In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2008, our top ten national advertisers accounted for approximately 7.6% of the total advertising revenue and approximately 5.9% of the total revenue of our newspapers segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are our newspaper operations’ second-largest source of revenue and represented 15.9% of total revenues of our newspapers segment in 2008. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

     In order to respond to the ongoing transformation of the newspaper industry, which has affected advertising revenues and circulation levels in recent years, and to make adjustments in respect of the recent deterioration of economic conditions that have affected many of our advertisers (such as in the automotive sector), we are undertaking initiatives to leverage synergies and convergence among our subsidiaries, including those which are part of our newspaper operations. These initiatives include the integration under a unified executive leadership of Sun Media’s operations and the Internet/Portal operations of Canoe, as well as the launch in the autumn of 2008 of online e-editions of a number of Sun Media’s newspapers. This latter initiative provides our advertisers with added-value and exposure on the Internet platform, which we hope will allow us to retain and secure certain advertising revenues.
Newspaper Operations
     We operate our newspaper business through three principal subsidiaries, namely Sun Media, Osprey Media and Canoe. We operate in urban and community markets through two groups of products:
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
     We operate a printing facility located in Islington, Ontario. 24 Hours in Toronto and the Toronto Sun are printed at this facility. In addition, we operate a printing facility located in Mirabel, Quebec. This printing facility prints the Journal de Montreal and 24 Heures (Montreal), as well as certain of Sun Media’s Quebec community publications.
     The Urban Daily Group
     Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and three free weekly publications.
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
     As of December 31, 2008, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group have a circulation of approximately 6.0 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership. In addition, on a combined basis, over 50% of Sun Media’s readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® Study referred to below.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2007 Study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

     The following table lists Sun Media’s paid daily newspapers and their respective readership in 2007 as well as their market position by weekly readership during that period:

	2007 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	readership(1)
Journal de Montreal	611,600	397,500	588,000	1
Journal de Quebec	199,500	119,900	165,700	1
Toronto Sun	515,200	731,100	638,000	2
London Free Press	170,700	111,600	167,000	1
Ottawa Sun	106,400	98,000	123,100	2
Winnipeg Sun	97,500	92,200	115,700	2
Edmonton Sun	131,300	158,100	168,100	2
Calgary Sun	121,400	148,100	155,600	2

Total Average Readership	1,953,600	1,856,500	2,121,200

(1)	Based on paid weekly readership data published by by the NADbank® Study.
     Journal de Montreal. The Journal de Montreal is published seven days a week and is distributed by Messageries Dynamiques, Sun Media’s division that specializes in the distribution of publications. According to the CNA’s Circulation Data, the Journal de Montreal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The Journal de Montreal is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitors of the Journal de Montreal are La Presse and The Montreal Gazette.
     The following table presents the average daily circulation of the Journal de Montreal for the periods indicated:

	Year Ended December 31
	2008	2007	2006
Journal de Montreal
Saturday	302,500	303,700	309,300
Sunday	257,600	260,600	263,700
Monday to Friday	260,700	262,900	263,400

Source: Internal Statistics
     Journal de Quebec. The Journal de Quebec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Quebec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Quebec is Le Soleil.
     The following table presents the average daily paid circulation of the Journal de Quebec for the periods indicated:

	Year Ended December 31
	2008	2007	2006
Journal de Quebec
Saturday	124,300	125,200	127,400
Sunday	104,100	107,000	107,300
Monday to Friday	103,100	104,300	104,500

Source: Internal Statistics

     Toronto Sun. The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the number two non-national daily newspaper in its market in terms of weekly readership according to the NADbank® Study.
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
     The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	Year Ended December 31
	2008	2007	2006
Toronto Sun
Saturday	159,200	160,800	149,000
Sunday	322,300	332,500	328,500
Monday to Friday	187,200	188,900	189,900

Source: Internal Statistics
     London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.
     The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	Year Ended December 31
	2008	2007	2006
London Free Press
Saturday	92,000	96,400	100,400
Sunday	60,300	61,900	62,800
Monday to Friday	79,100	81,600	84,200

Source: Internal Statistics
     The London Free Press also publishes the London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,800 as of December 31, 2008, according to internal statistics.
     Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study. It competes daily with the English language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.
     The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	Year Ended December 31
	2008	2007	2006
Ottawa Sun
Saturday	40,700	42,900	44,100
Sunday	45,500	49,700	51,200
Monday to Friday	48,400	49,800	50,500

Source: Internal Statistics

     The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,400 as of December 31, 2008, according to internal statistics.
     Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press.
     The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	Year Ended December 31
	2008	2007	2006
Winnipeg Sun
Saturday	37,000	38,000	38,200
Sunday	44,300	46,000	47,100
Monday to Friday	38,500	39,000	39,500

Source: Internal Statistics
     Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal.
     The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	Year Ended December 31
	2008	2007	2006
Edmonton Sun
Saturday	58,000	59,100	64,700
Sunday	77,800	83,100	90,500
Monday to Friday	62,300	63,900	68,000

Source: Internal Statistics
     Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald.
     The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	Year ended December 31
	2008	2007	2006
Calgary Sun
Saturday	51,600	55,400	59,000
Sunday	74,900	82,100	90,000
Monday to Friday	55,700	57,000	60,600

Source: Internal Statistics
     Free daily newspapers
     24 Heures in Montreal. Sun Media’s Montreal commuter paper, 24 Heures, is a free daily newspaper with an average weekday circulation of 145,000 copies as of December 31, 2008, according to internal statistics.

     24 Hours in Toronto. Sun Media’s Toronto commuter paper, 24 Hours, is a free daily newspaper with an average weekday circulation of 266,300 copies as at December 31, 2008, according to internal statistics. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area. Sun Media also publishes Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 32,000 copies, according to internal statistics as of December 31, 2008, to complement 24 Hours in Toronto.
     24 Hours in Vancouver. Sun Media’s Vancouver commuter paper, Vancouver 24 Hours, is a free daily newspaper with an average weekday circulation of 138,900 copies as at December 31, 2008, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     24 Hours in Ottawa. Sun Media’s Ottawa commuter newspaper, 24 Hours, is a free daily newspaper with an average weekday circulation of 50,700 copies as at December 31, 2008, according to internal statistics. The editorial content of this free daily concentrates on the greater metropolitan Ottawa area.
     24 Hours in Calgary and 24 Hours in Edmonton. Sun Media’s two free daily commuter papers in Alberta, 24 Hours in Calgary and 24 Hours in Edmonton, have a combined average weekday circulation of 92,100 copies as at December 31, 2008, according to internal statistics. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities, respectively.
     Competition
     The newspaper industry is seeing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market, all of which affect the nature of competition in the newspaper industry. Competition increasingly comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers.
     The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, Sun Media’s efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in order to leverage synergies and convergence among our subsidiaries, we have integrated Canoe’s Internet/Portal operations with Sun Media’s operations under a unified executive leadership, and, in the autumn of 2008, we launched online e-editions of a number of Sun Media’s newspapers.
     Through the Journal de Montreal and the Journal de Quebec, Sun Media has established market leading positions in Quebec’s two main urban markets, Montreal and Quebec City. The Journal de Montreal ranks second in circulation after the Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. The Journal de Montreal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.
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
     The Community Newspaper Group
     Sun Media’s Community Newspaper Group consists of 9 paid daily community newspapers, 161 community weekly newspapers and shopping guides, and 14 agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2008 was approximately 2.9 million free copies and approximately 622,700 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2008:

		Average Daily
Newspaper	Location	Paid Circulation
Recorder and Times	Brockville, Ontario	11,700
Beacon Herald	Stratford, Ontario	9,200
Daily Herald Tribune	Grande Prairie, Alberta	7,600
Simcoe Reformer	Simcoe, Ontario	6,500
Sentinel-Review	Woodstock, Ontario	6,300
St. Thomas Time-Journal	St. Thomas, Ontario	5,500
Fort McMurray Today	Fort McMurray, Alberta	3,200
Miner & News	Kenora, Ontario	3,000
The Daily Graphic	Portage La Prairie, Manitoba	2,400

Total Average Daily Paid Circulation		55,400

Source: Internal Statistics
     Osprey Media’s operations consist of 20 daily newspapers and 33 non-daily newspapers as well as numerous specialty publications including shopping guides. The total average weekly circulation of the Osprey Media publications for the year ended December 31, 2008 was approximately 0.4 million free copies and approximately 2.1 million paid copies, according to internal statistics.

     The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Osprey Media for the year ended December 31, 2008:

		Average Daily
Newspaper	Location	Paid Circulation
	(all in Ontario)
St. Catharines Standard	St. Catharines	34,400
Kingston Whig-Standard	Kingston	24,300
Peterborough Examiner	Peterborough	23,200
Sault Star	Sault Ste Marie	23,200
Barrie Examiner	Barrie	21,800
Brantford Expositor	Brantford	21,100
Sudbury Star	Sudbury	20,900
Niagara Falls Review	Niagara Falls	19,500
Sarnia Observer	Sarnia	17,800
Cornwall Standard-Freeholder	Cornwall	16,500
Welland Tribune	Welland	16,400
Owen Sound Sun Times	Owen Sound	15,200
North Bay Nuggett	North Bay	14,100
Belleville Intelligencer	Belleville	12,700
Chatham Daily News	Chatham	12,100
Orillia Packet & Times	Orillia	11,700
Timmins, The Daily Press	Timmins	9,900
Pembrooke, The Daily Observer	Pembrooke	6,000
Cobourg Daily Star	Cobourg	7,600
Port Hope Evening Guide	Port Hope	2,200

Total Average Daily Paid Circulation		330,600
     Our Community Newspaper Group publications (comprised principally of non-daily newspapers and shopping guides) are distributed throughout Canada. The number of non-daily publications on a regional basis is as follows:

Number of
Province	Publications
Ontario	81
Quebec	52
Alberta	43
Manitoba	12
Saskatchewan	5
New Brunswick	1

Total Publications	194
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

Other Operations
     Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. Sun Media owns 23 web press and 6 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include 12 printing facilities for the daily publications and 12 other printing facilities operated by the Sun Media’s Community Newspaper Group in five provinces. Osprey Media operates 9 web press and 1 sheetfed press operation in Ontario.
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
     Sun Media’s Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 210,000 households and 14,300 retail outlets through its operations in Quebec.
     Television Station
     On December 2, 2004, Sun Media acquired 25.0% of the outstanding shares of SUN TV Company (“SUN TV”), a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. TVA Group, also one of our subsidiaries, acquired the other 75.0% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest marketplace.
     Internet/Portals
     Canoe is an integrated company offering e-commerce, information and communication services. It owns the Canoe Network, which, according to the ComScore November 2008 Media Metrix survey, attracts more than 7.0 million unique visitors per month in Canada, including more than 3.2 million in Quebec. Canoe also owns Jobboom Publishing, Quebec’s leader in employment and career publishing. Brought together, Canoe’s complementary operations form one of the most complete portfolios of Internet-related properties in Canada.
     The Canoe portals network includes all of Canoe’s information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of Canoe’s annual revenues.
     Media Properties
     Canoe’s media properties include the following portals and destination sites:
•	Canoe (canoe.ca), a bilingual, integrated media and Internet services network and one of Canada’s leading Internet portals with more than 345 million page views in November 2008, according to Canoe internal statistics;

•	TVA Group and LCN (tva.canoe.com and lcn.canoe.com) dedicated websites for the TVA television network and the LCN all-news channel (both owned by our subsidiary TVA Group), which has begun streaming TVA and LCN programming live on the websites; in addition, Canoe has developed and operates several websites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca);
•	Sun Media dedicated websites for the weeklies and dailies newspapers (such as torontosun.com, edmontonsun.com, journaldequebec.com and canoe.com/journaldemontreal), which provide local and national news;

•	Canoe.tv, the first Canadian web broadcaster with unique content commissioned by Canoe.tv in addition to content from traditional sources;

•	Canoe Video (video.canoe.ca), launched in June 2007, offers easy access to a range of content from sources including Quebecor Media, the Sun Media network of newspapers and various external partners;

•	Argent and Canoe Money (argent.canoe.ca and money.canoe.ca), a financial website which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Argent website (formerly Webfin) was redesigned in early 2005 in partnership with TVA’s financial channel, Canal Argent);

•	Petitmonde (petitmonde.com), a website that Canoe acquired in September 2007 dedicated to children and families; and

•	CanoeKlix (canoeklix.com), a pay-per-click advertising solution developed by Canoe and launched in 2006.
     E-commerce Properties
     Canoe’s e-commerce properties include the following sites:
•	Jobboom.com, a unique Web-based employment site with over 2.4 million members at December 31, 2008, which also includes Édition Jobboom (careers book editors) and Jobboom Formation (an Internet directory of continuing education services);

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•	Canoeclassifieds.ca and Vitevitevite.ca (formerly canoeclassees.ca), classified ad sites through which visitors can view more than 100,000 classified ads, reaching potential purchasers across the country by integrating more than 200 dailies and community newspapers. Since June 2007, classifiedextra.ca (vitevitevite.ca in French) operates in partnership with Sympatico.MSN.ca, which uses the classifiedextra.ca banner for all classified advertisements, allowing it to reach more than 20 million users;

•	Micasa.ca, one of the leading real-estate listing sites in Quebec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners;

•	ReseauContact.com, a French dating and friendship site with approximately 356,000 unique visitors per month, as of November 2008, according to ComScore Media Metrix; and

•	EspaceCanoe.ca, an advanced technology platform for social communities that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.
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
Raw Materials
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2008, the total newsprint consumption of our newspaper operations was approximately 176,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 11.2% ($106.9 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2008. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with this supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that this supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely effect our liquidity, results of operations and financial condition.
Broadcasting
     We are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the Bureau of Broadcast Measurement (BBM) People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 26.7% market share of French-speaking viewers in the Province of Quebec in 2008 and according to the Canadian TVB Report for the period from January 1, 2008 through November 30, 2008, we estimate that our share of the Quebec’s French-language broadcast television advertising market was 40%.
     In 2008, we aired 7 of the ten most popular TV programs in the Province of Quebec, including Occupation Double, Le Banquier and a live broadcast of Céline Dion’s concert in Quebec City on the occasion of the city’s 400th anniversary. In 2008, the TVA network had 20 of the top 30 French-language prime time television shows, according to BBM People Meter data. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada.
     Through various subsidiaries, we control or participate in the following eleven programming services: LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico sur Demande, a multilingual video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada’s Political Channel, a national bilingual public affairs programming service, Télé Achats, a French-language infomercial and tele-shopping channel, Argent, an economic, business and personal finance news service, Mystery, a national English-language Category One specialty television service devoted to mystery and suspense programming, Mystère, a national French-language Category One specialty television service devoted to mystery and suspense programming, Prise 2, a French-language Category Two specialty television service devoted to Quebec and American television classics, and MenTV, a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle. We launched Les idées de ma maison, a French-language Category Two specialty television service devoted to renovation, do-it-yourself and cooking, in February 2008. Our license for this programming service has been extended by the CRTC through August 2009, and we will submit formal application in 2009 to further extend this service. The CRTC allows “analog specialty services” to be distributed both via conventional analog cable and digital distribution, whereas Category One and Category Two digital specialty services may be distributed through digital-only distribution.
     On December 2, 2004, TVA Group acquired 75% of the outstanding shares of Toronto One (CKXT-TV), now named SUN TV, a television station in Toronto, Ontario for $35.0 million in cash. Sun Media acquired the other 25% of SUN TV for $2.8 million in cash and Sun Media’s 29.9% interest in CP24, a 24-hour local news channel in Toronto. This television station was launched by Craig Media Inc. on September 19, 2003 under the first English-language conventional television license granted for Toronto in almost 30 years. The license was granted on April 8, 2002 with an expiration date of August 31, 2009. SUN TV’s signal is broadcast from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, SUN TV is currently distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable analog dial position of channel 15 channel (as well as channel 142 in SD digital, and 143 and 512 for high-definition digital). SUN TV is also available across Canada via certain satellite television providers. In 2008, TVA Group’s completed the implementation of digital retransmitters permitting SUN TV to be rebroadcast for analog television and transitional digital television in the Ottawa and London (Ontario) markets.
     In the year ended December 31, 2008, TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid dated March 31, 2008 and amended on May 14, 2008, for a total cash consideration of $51.4 million. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased from 45.2% as of December 31, 2007 to 50.9% as of December 31, 2008.
     As at December 31, 2008, we own 50.9% of the equity and control 99.9% of the voting power in TVA Group.
     For the year ended December 31, 2008, our broadcasting operations generated revenues of $436.7 million and operating income of $66.3 million. For the year ended December 31, 2007, our television operations generated revenues of $415.5 million and operating income of $59.4 million.
Canadian Television Industry Overview
     Canada has a well-developed television market that provides viewers with a range of viewing alternatives.
     There are three main French-language broadcast networks in the Province of Quebec: Société Radio-Canada, Réseau TQS and Réseau TVA (TVA Network). In addition to French-language programming, there are three English-language national broadcast networks in the Province of Quebec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network and CTV are privately held commercial networks. CBC and Société Radio-Canada are government-owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Quebec also have access to U.S. networks, either directly over the air or via broadcast distributors.
     Drama and comedy programming are the most popular genres with French-speaking viewers, followed by news and other information programming. Viewing trends by French-speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs.
     The following table sets forth the market share of French-speaking viewers in the Province of Quebec in 2008:

Share of Province
Network	of Quebec Television
TVA Network	26.7%
Societé Radio-Canada	14.1%
Réseau TQS	7.3%
Various French-language specialty cable channels	45.3%
Others	6.6%

Source: BBM People Meters 2008 for the period between January 1, 2008 and December 31, 2008.
     Transition of Over-the-air Television Broadcasting from Analog to Digital
     On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will take place before August 31, 2011. However, not all TV broadcasters will be able to install digital transmitters outside large urban areas. TVA has committed to the CRTC to operate digital transmitters in Montreal, Quebec City and Sherbrooke (Quebec). A national task force has been created in order to find a solution for the reception of digital television outside large urban areas. Both TVA and SUN TV hold a licenses for digital television broadcasting and are currently available in digital. An application for Quebec City will be filed in 2009, and an application for Sherbrooke will be filed at the latest in 2010.
Television Broadcasting
     French-language Market
     Our French-language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French-speaking population in Canada.
     Our owned and operated stations include: CFTM-TV in Montreal, CFCM-TV in Quebec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois- Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi-Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network’s broadcast schedule is originated from our main station in Montreal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number one market share in each of our ten Quebec markets.
     English-language Market
     We own, through TVA Group and Sun Media, the English-language television station SUN TV (CKXT-TV). SUN TV broadcasts in the Greater Toronto area, Canada’s largest market, as well as in Hamilton, Ontario. SUN TV’s broadcast schedule includes a mixture of original local programming designed to reflect the diverse lifestyle, culture and sports interests of the Toronto-Hamilton market. The schedule also addresses the many tastes and preferences of its market with an appealing variety of well known acquired American programming such as “60 Minutes” along with a blend of situation comedies, talk shows, and primetime movies. SUN TV’s signal is transmitted from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In 2008, TVA Group’s completed the implementation of digital retransmitters permitting SUN TV to be rebroadcast for analog television and transitional digital television in the Ottawa and London (Ontario) markets, subject to national advertising only. SUN TV is also distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15 (as well as channel 142 in SD digital, and 143 and 512 for high-definition digital). SUN TV is also available across Canada by satellite.
Advertising Sales and Revenue
     We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2008, we derived approximately 73.0% of our advertising revenues from national advertisers and 27.0% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Quebec’s French-language broadcast television advertising market was approximately 40% for the period from January 1, 2008 through November 30, 2008 (the most recent available statistics).

Programming
     We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.
     A majority of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. (formerly JPL Production Inc.). Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1,610 hours of original programming, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows, from January 2008 through December 2008.
     The remainder of our programming is comprised of foreign and Canadian independently-produced programming.
Specialty Broadcasting
     Through various subsidiaries, Quebecor Media controls or participates in eleven programming services other than television over the air, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA[1] 99.9%
• Canal Évasion	French	TVA[1] 8.3%
• CPAC	French and English	V2 21.7%
Category One Digital Specialty Services:
• MenTV	English	TVA[1] 51.0%
• Mystery	English	TVA[1] 50.0%
• Mystère	French	TVA[1] 99.9%
• Argent (LCN — Affaires)	French	TVA[1] 99.9%
Category Two Digital Specialty Services:
• Prise 2	French	TVA[1] 99.9%
• Les idées de ma maison	French	TVA[1] 99.9%
Pay Per View Services (terrestrial & direct broadcasting satellite):
• Canal Indigo	French	TVA[1] 99.9%
Video-on Demand Services:
• illico sur Demande	French and English	V2 100%
Exempted Programming Service:
• Canal Shopping TVA	French	TVA[1] 99.9%

(1)	TVA Group (“TVA”) controls the programming services. Quebecor Media controls TVA Group.

(2)	Videotron (“V”) controls the programming services. Quebecor Media controls Videotron.
     Le Canal Nouvelles LCN
     Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air in 1997 and had approximately 2.2 million subscribers as of December 2008, according to internal statistics. LCN’s revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.
     Argent
     Argent broadcasts economic, business and personal finance news. This channel benefits from the expertise and knowledge of TVA Group’s news team, as well as TVA Group’s presence in every Quebec region. Argent is developing a unique niche by offering a business-focused product that has never before been offered in Quebec’s television market. Argent is providing an essential service in Quebec’s economy by promoting businesses of all sizes and explaining and commenting on the business and financial news that will impact Quebec’s economic future. Argent began broadcasting in February 2005.

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
     Mystery
     Mystery is a national English-language Category One specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre-specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries. Mystery began broadcasting in September 2001.
     Mystère
     Mystère is a national French-language Category One specialty television service devoted to mystery and suspense programming. This programming service is the French-language equivalent of "Mystery”, although it also offers reruns of well-known Quebec series. Mystère began broadcasting in October 2004, and in 2008 was also launched in high-definition.
     Prise 2
     Prise 2 is a national French-language Category Two specialty television service devoted to Quebec and American classics. Prise 2 began broadcasting in February 2006.
     Les idées de ma maison
     Les idées de ma maison is a national French-language Category Two specialty television service devoted to renovation, do-it-yourself and cooking. Les idées de ma maison began broadcasting in February 2008.
     Canal Indigo
     Canal Indigo is a pay-per-view television service that offers mainly blockbuster feature films which have been exhibited in theatres as well as Canadian-based events targeting the French-language market. Canal Indigo began broadcasting in August 1996. On August 31, 2008, TVA acquired the remaining partnership interest in Canal Indigo that it did not already own.
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
Magazine Publishing
     In connection with the acquisition of Groupe Videotron, we also acquired TVA Publications, a subsidiary of TVA Group that was formed when TVA Group acquired Trustar Limited in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women’s magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Rénovation-Bricolage, Clin d’oeil, Filles d’aujourd’hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publications. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. According to the Audit Bureau of Circulations, TVA Publications, which now includes all of the operations of Publicor, represents approximately 75% of newsstand sales of French- language magazines in Quebec as of June 30, 2008, and owns and operates 51 weekly and monthly publications. TVA Publications is the leading magazine publisher in Quebec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.
Leisure and Entertainment
     Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, DVDs, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the zik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), online music distribution by way of file transfer (through Select Digital, a division of Archambault Group), music recording and video production (through Musicor, a division of Archambault Group), the recording of live concerts (through Musicor Spectacles, a division of Archambault Group) and the production of live-event video shows and television commercials (through Les Productions Select TV inc., a subsidiary of Archambault Group). With its new production capacity through Musicor Spectacles and Les Productions Select TV, Archambault Group is now more fully integrated in Canada’s music industry, a producer of a wider offering of media solutions, and a growing participant in the live-event production industry.
     We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc., 13 general literature publishers under the Groupe Sogides Inc. umbrella, and Messageries A.D.P. Inc., the exclusive distributor for more than 160 Quebec and European French-language publishers.
     For the year ended December 31, 2008, the revenues of our Leisure and Entertainment segment totalled $301.9 million and operating income totalled $20.5 million. For the year ended December 31, 2007, the revenues of the Leisure and Entertainment segment totalled $329.8 million and operating income totalled $27.0 million.
Cultural Products Production, Distribution and Retailing
     Archambault Group is one of the largest chains of music and book stores in Quebec with 16 retail locations, consisting of 15 Archambault megastores and one Paragraphe bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its websites archambault.ca. Archambault Group also operates a music downloading service, known as zik.ca, with per-track fees.
     Archambault Group, through Select, is also one of the largest independent music distributors in Canada. Select has a catalogue of over 3,420 different CDs, 1,080 DVDs and VHS videos, a large number of which are from French- speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 48,000 songs available through 44 retailers worldwide. Archambault Group is also a producer of CDs and DVDs in Canada and francophone regions of Europe with its Musicor division and its subsidiary Groupe Archambault France S.A.S.
Book Publishing and Distribution
     Through Sogides (which is comprised of thirteen publishing houses: six in Groupe Librex Inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, four in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and three in Groupe Ville-Marie Littérature inc., namely L’Hexagone, VLB Éditeur and Typo) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of Quebec’s largest book publishing groups. In 2008, we published or reissued a total of 543 titles.
     Through Messageries ADP, our book distribution company, we are the exclusive distributor for 160 Quebec and European French-language publishers. We distribute French-language books to approximately 2,400 retail outlets in Canada.
Ownership
     We own 100% of the issued and outstanding capital stock of Archambault Group, CEC Publishing, Groupe Librex and Sogides.
Interactive Technologies and Communications
     Through Nurun, we provide interactive communication and technology services in North America, Europe and China. Nurun helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun’s clients include organizations and multi-national corporations such as L’Oréal, Groupe Danone, AT&T, Videotron, Home Depot, Pleasant Holidays, Ferrero, Gore, Volkswagen China, Equifax, Telecom Italia, Microsoft (MSN) and the Government of Quebec.
     For the year ended December 31, 2008, our Interactive Technologies and Communications segment generated revenues of $89.6 million and operating income of $5.1 million. For the year ended December 31, 2007, our Interactive Technologies and Communications segment generated revenues of $82.0 million and operating income of $2.8 million.
     In 2006, Nurun acquired Crazy Labs Web Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Madrid, Spain, to strengthen Nurun’s presence in Spain, and it acquired China Interactive Limited, an interactive marketing firm located in Shanghai, People’s Republic of China. This foothold in China is an important step for Nurun in developing its presence in Asian markets.
     On February 26, 2008, Quebecor Media, through a wholly-owned subsidiary, completed its acquisition, pursuant to a public offer and subsequent compulsory acquisition procedure, of all of the issued and outstanding common shares of Nurun (including common shares issuable upon the exercise of outstanding options, conversion or exchange rights) not already held by Quebecor Media and its affiliates, at a price of $4.75 per common share. The Nurun common shares were delisted from the Toronto Stock Exchange on February 27, 2008. The aggregate cash consideration paid by Quebecor Media pursuant to this public offer was approximately $75.2 million.
Ownership
     We own 100% of the equity and voting interest in Nurun.

Intellectual Property
     We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks and we believe our trademarks are adequately protected.
     Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and websites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that we believe are sufficient to meet the needs of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.
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
Environment
     Our operations are subject to federal, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate.
     Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none is currently required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
C — Organizational Structure
     The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 1, 2009, and shows the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the bottom indicates the percentage of voting rights held).
     Quebecor, a communications holding company, owns 54.72% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary assets are its interests in Quebecor Media. The Caisse de dépôt et placement du Québec is one of Canada’s largest pension fund managers.
D — Property, Plants and Equipment
     Our corporate offices are located in leased space at 612 St-Jacques Street, Montreal, Quebec, H3C 4M8, Canada.
Cable
     Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, in the same building as Quebecor Media’s head office.
     Videotron also owns several buildings in the Province of Quebec. Videotron’s largest building is located at 2155 Pie IX Street in Montreal (approximately 112,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montreal. We expanded this building and it now has a capacity of approximately 73,000 square feet. We also lease approximately 52,000 square feet of office space in a building located at 800 la Gauchetière Street in Montreal to accommodate staffing growth. In Quebec City, Videotron owns a building of approximately 40,000 square feet. Videotron also owns or leases a significant number of smaller locations for signal reception sites and customer service and business offices. Videotron generally leases space for the business offices and retail locations for the operation of its video stores.
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

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
Islington, Ontario	Operations building,	3 Colorman presses	531,400
2250 Islington Avenue (2)	including printing plant —	(36 units)
	Toronto Sun
	24 Hours (Toronto)

Mirabel, Quebec	Operations building,	3 Colorman presses	235,000
1280 Brault Street	including printing plant —	(52 units)
	Journal de Montreal
	24 Heures (Montreal)

London, Ontario	Operations building,	2 Headliner presses	147,600
369 York Street	including printing plant —	(12 units) and
	London Free Press	1 Urbanite press
		(9 units)

Toronto, Ontario	Operations building —	N/A(2)	140,000
333 King Street East	Toronto Sun

Calgary, Alberta	Operations building,	1 Headliner press	90,000
2615-12 Street NE	including printing plant —	(7 units)
	Calgary Sun

Montreal, Quebec	Operations building —	N/A(3)	81,000
4545 Frontenac Street	Journal de Montreal

St. Catharines, Ontario	Operations building —	N/A	75,000
17 Queen Street	St. Catharines Standard

Vanier, Quebec	Operations building,	2 Urbanite presses	74,000
450 Bechard Avenue	including printing plant —	(24 units)
	Journal de Quebec

Peterborough, Ontario	Operations building,	1 Urbanite press	63,500
730 Kingsway	including printing plant —	(12 units)
	Peterborough Examiner

Winnipeg, Manitoba	Operations building,	1 Urbanite press	63,000
1700 Church Avenue	including printing plant —	(14 units)
	Winnipeg Sun

Brantford, Ontario	Operations building —	N/A	57,300
53 Dalhousie Street	Brantford Expositor

Edmonton, Alberta	Printing plant —	1 Metro press	50,700
9300-47 Street	Edmonton Sun	(8 units)

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
Edmonton, Alberta	Operations building —	N/A	45,200
4990-92 Avenue	Edmonton Sun
	(leased until December 2013)

Gloucester, Ontario	Printing plant —	1 Urbanite press	23,000
4080 Belgreen Drive(4)	Ottawa Sun	(14 units)

Ottawa, Ontario	Operations building	N/A	19,300
6 Antares Drive	(leased until October 2013) —
	Ottawa Sun

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 14 units.

(2)	In 2008, printing of the Toronto Sun was fully transferred to a printing facility owned by Quebecor Media in Islington, Ontario.

(3)	In 2008, printing of the Journal de Montreal was fully transferred to a printing facility owned by Quebecor Media in Mirabel, Quebec.

(4)	In 2008, the press facilities of the Ottawa Sun were re-opened.
     Sun Media’s Urban Daily Group operates from 17 owned and leased properties located in the urban cities in which they serve, with building space totalling approximately 817,300 square feet. Sun Media’s Urban Daily Group operates 6 web presses (88 units) and 1 sheetfed press operation across Canada.
     Sun Media’s Community Newspapers Group operates from 127 owned and leased facilities located in the respective communities that the newspapers serve, with aggregate building space totaling approximately 785,300 square feet. Sun Media’s Community Newspaper Group operates 17 web presses (183 units) and 5 sheetfed presses in 18 operations across Canada. Osprey Media operates from 69 owned or leased facilities located in the communities in which it serves. Osprey Media operates 9 web press operations and 1 sheetfed press operation in Ontario.
     We own and operate a printing facility located in Islington, Ontario. 24 Hours in Toronto and the Toronto Sun are printed at this facility. In addition, we own and operate a printing facility located in Mirabel, Quebec. This printing facility prints the Journal de Montreal and 24 Heures (Montreal), as well as certain of Sun Media’s community publications.
Television Broadcasting
     Our television broadcasting operations are mainly carried out in Montreal in a complex of 4 buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Quebec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montreal for TVA Publications.
Leisure and Entertainment segment and Interactive Technologies and Communications segment
     We generally lease space for the business offices and retail outlets for the operation of our Leisure and Entertainment segment. Business offices for our Interactive Technologies and Communications operations are also primarily leased.
Liens and charges
     Borrowings under our Senior Secured Credit Facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ credit facilities are generally secured by first-ranking charges over all of their respective assets.

E — Regulation
Foreign Ownership Restrictions Applicable Under the Telecommunications Act (Canada) and the Broadcasting Act (Canada)
     In November 2002, the Canadian federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed.
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
     On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel has been mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review is to provide recommendations to the Government on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings have been identified as an important issue. Quebecor Media, like several other interested parties, has filed a submission. In June 2008, the Panel filed its report. This report recommends that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, it is suggested that the Minister of Industry seek an amendment to the Telecommunications Act to allow foreign companies to establish a new telecommunications business in Canada or to acquire an existing telecommunications company with a market share of up to 10% of the telecommunications market in Canada. In the second phase, it is recommended that, following a review of broadcasting and cultural policies (including foreign investment), telecommunications and broadcasting foreign investment restrictions be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies. The Prime Minister has indicated that the current government does not intend to change the existing ownership rules.
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
“Diversity of Voices”
     On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC was examining issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross-media ownership, vertical integration and the CRTC’s relationship with the Competition Bureau. A public hearing on this matter was held in mid-September 2007. On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.” In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. Specifically, as a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share — including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share — including audiences to both discretionary and OTA services. In terms of broadcasting distribution undertakings (BDUs), the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.
Jurisdiction Over Canadian Broadcast Undertakings
     Videotron’s cable distribution undertakings and TVA Group’s programming activities are subject to the Broadcasting Act (Canada) and regulations made under the Broadcasting Act (Canada) that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act (Canada), which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.
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
Canadian Broadcasting Distribution (Cable Television)
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
     Cable systems with 2,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron operates 17 of these exempted cable systems. On October 30, 2008, the CRTC issued a new distribution regulatory framework in which it announced that it determines to exempt, under a single exemption order, all terrestrial distribution systems with fewer than 20,000 subscribers and to introduce a single class of license for those BDUs that not eligible for exemption. By April 2009, the CRTC will issue for comment a proposed revised exemption order that will contain what it considers to be the minimum necessary terms and conditions for BDUs with fewer than 20,000 subscribers. Videotron and its affiliate cable companies will apply to have their respective relevant cable systems exempted during 2009.
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
     The Digital Migration Framework for programming services that do not use airwaves was published in February 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) is abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant’s request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings (BDUs), excluding multipoint distribution system (MDS) undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l’information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The Commission also approved amendments to the broadcasting license for Avis de Recherche, as requested by the applicant. To this effect, the CRTC issued, for the above-mentioned services, mandatory distribution orders under section 9(1)(h) of the Broadcasting Act.
     A further framework governing the licensing and distribution of pay and specialty services to high definition, or HD, signals was made public in June 2006 (Broadcasting Public Notice CRTC 2006-74). The CRTC expects that, over time, all or most pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Under this framework, BDUs will be obliged to distribute those HD pay and specialty services that offer certain minimum amounts of HD programming (subject to available channel capacity until distribution of analog signals ceases by that BDU entirely). Carriage of programming services in the analog mode, in the standard definition digital mode and in the HD digital mode creates stress on a cable distributor’s capacity to serve the public with as much choice as competitors that generally do not have to distribute in the analog mode.
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
     The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. On October 30, 2008, the CRTC announced that, as of August 31, 2011, the CRTC will eliminate these 1:1 and 5:1 packaging rules and BDUs will be permitted to offer a package consisting only of non-Canadian services. Most of these tiering and linkage rules will be replaced by rules providing that the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. This list will be revised from time to time. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada. However, on October 30, 2008, the CRTC also announced that, with respect to non-Canadian news services, a more open-entry approach should be adopted. Accordingly, absent clear evidence that non-Canadian news service will violate Canadian regulations (such as those regarding abusive comment), the CRTC will be predisposed to authorize such service for distribution in Canada. Following recent CRTC policy statements, most foreign third language (other than English and French) programming services can be eligible for distribution in Canada if approved by the CRTC and if legacy Canadian services of the same language are distributed as well.
     Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules. Cable systems in a French-language market, such as Videotron’s, with more than 6,000 customers are required to offer each analog French-language Canadian specialty and pay television programming service licensed, other than religious specialty services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty services other than Category Two digital specialty services and religious specialty services. Moreover, all licensed specialty services, other than Category Two digital specialty services and religious specialty services, as well as at least one pay television service in each official language, must be carried by larger cable operators, such as Videotron, when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty services than might otherwise be secured through negotiation. However, Category Two digital specialty services do not benefit from any regulatory assistance guaranteeing distribution other than a requirement that a cable operator distribute at least five (to be reduced to three as of August 31, 2011) unrelated Category Two digital specialty services for each Category Two digital specialty service distributed by such cable operator in which such cable operator or its affiliates control more than 10% of the total shares. In French-language markets like the markets we serve, two of each Category Two services must be French-language services. Cable systems (not otherwise exempt) and DBS satellite operators are also subject to distribution and linkage requirements for programming services set by the CRTC and amended from time to time which include requirements that link the distribution of eligible non-Canadian satellite programming services with Canadian specialty and pay television services.
     On October 30, 2008, as part of its new regulatory framework for BDUs to take effect on August 31, 2011, the CRTC has determined to retain access rights for Canadian analog and Category One pay and specialty services (“Category

A Services”) for digital distribution only. The requirement for BDUs to distribute Category A services on a digital basis will apply to either a standard definition (SD) or high definition (HD) version of the service. BDUs will no longer be required to distribute Category A services on an analog basis after that date. To the extent that BDUs wish to continue to providing their subscribers with an analog offering, the CRTC will propose rules to cover such offerings when it issues proposed amendments to the regulations governing BDUs.
Broadcasting Distribution Regulations
     The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:
•	Competition and Carriage Rules. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

•	Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

•	Canadian Programming and Community Expression Financing Rules. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved. On October 30, 2008, the CRTC issued a new distribution regulatory framework in which it announced that a further 1% will be added to the 5% contribution in order to finance a new national programming fund. Depending on the final terms of this regulatory framework, Videotron may institute proceedings challenging its validity.

•	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs.
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

     As a result of this review, on October 30, 2008, the CRTC issued a new distribution regulatory framework entitled “Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.” Pursuant to this new regulatory framework, the CRTC has decided to implement various changes to the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. As described above under “Distribution of Canadian Content", as of August 31, 2011, this new regulatory framework provides for the CRTC eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings while continuing the existing preponderance requirement (i.e., that each subscriber receives more than 50% Canadian programming services). The CRTC has also decided to introduce competition for those genres of Category A Services (which have generally licensed on a one-per-genre basis and to be complementary and not compete with one another) where it is convinced that a competitive environment will not significantly reduce either the diversity of services available to viewers or their contribution to the creation of Canadian programming. At this time, the CRTC has decided to eliminate the current one per-genre policy for mainstream national news and mainstream sports specialty services. Amendments to the BDU regulations to be introduced to take effect August 31, 2011, will require all licensed BDUs to first obtain the consent of over-the-air Canadian television stations (OTAs) prior to distributing their local stations located in a distant market (Canadian distant signals). BDUs operating under an exemption order will not require consent from the broadcaster. These OTAs will be permitted to negotiate payment from BDUs for the retransmission of their local stations as distant signals. The distribution by BDUs of a second set of U.S. 4+1 signals to subscribers will be subject to subscribers also receiving at least one signal, originating from the same time zone as the U.S. signals, of each large multi-station Canadian broadcasting group. Finally, all BDUs contribution to Canadian programming will be raised from 5% to 6% as soon as possible, which may mean in the fourth quarter of 2009 or the first quarter of 2010.
     On October 30, 2008, the CRTC also issued two requests for comments, one regarding the sales of advertising in local availabilities (generally two minutes per hour of air time on non-Canadian cable channels) and the other regarding the video-on-demand regulatory framework. We expect, in both cases, relaxation of the current rules.
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

     In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need. In accordance with the new regulatory framework announced on October 30, 2008 and discussed above in the section “— Canadian Broadcasting Distribution (Cable Television) —Broadcasting Distribution Regulations”, all rates regulation will be eliminated on August 31, 2011.
Other recent changes to regulations which have been announced
     On October 21, 2008, the CRTC published a new policy regarding disclosure of industry group financial results. Prior to these changes, cable and telecommunications operators such as Videotron had their financial results aggregated with those of other similar companies in Canada for the purposes of certain CRTC disclosures. On and after November 30, 2008, aggregated financial data for each of the following industry sub-groups will be disclosed by the CRTC: the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups. This financial data for each broadcasting year (September 1 to August 31) will be publicly available at: http://www.crtc.gc.ca/dcs/eng/current/dcs4_7.htm. Subject companies are required to post the same information on their respective websites. However, the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups received the CRTC form for reporting aggregated results on October 21, 2008 and are refusing to disclose figures that would not be prepared according to GAAP and data that is not disclosed under Canadian and U.S. securities laws and regulations. On February 6th, 2009, most of the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups requested that the CRTC initiate a new public consultation in order to allow the broadcasting industry to express its point of view on the specific financial data the CRTC would like to see disclosed.
     On October 15, 2008, the CRTC announced that it will hold a public hearing beginning on February 17, 2009 to consider issues relating to broadcasting in the new media environment and the following six main themes: (i) defining broadcasting in new media; (ii) the significance of broadcasting in new media and its impact on the Canadian broadcasting system; (iii) are incentives or regulatory measures necessary or desirable for the creation and promotion of Canadian broadcasting content in new media?; (iv) are there issues concerning access to broadcasting content in new media?; (v) other broadcasting or public policy objectives; and (vi) the appropriateness of the new media exemption order. Broadcasting of programs and distribution of programs on the Internet and on wireless devices had been exempted from regulation since exemption orders issued in 1999 and 2007, respectively. Subject to the outcome of these hearings, it is possible that the CRTC may impose a tax on cable and telecommunications companies in order to create a national fund that would finance Canadian programming.
     On March 25, 2008, the CRTC authorized the transfer of the license for the video-on-demand service “Illico sur demand” from Groupe Archambault Inc., one of our subsidiaries, to Videotron, another one of our subsidiaries. Videotron is now the operator of the Quebecor Media group’s video-on-demand service.
Copyright Board Proceedings
     Certain copyrights in radio, television, internet and pay audio content are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.
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
Royalties for Pay Audio Services
     The Copyright Board rendered a decision in March 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties by programming and distribution undertakings that broadcast pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Copyright Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a Francophone market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.
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
     No dates have yet been announced for the Copyright Board’s hearings regarding these proposed tariffs.
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
Internet Service Provider Liability
     In 1996, SOCAN proposed a tariff to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, internet service providers may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. Although there were discussions in 2008 to reintroduce such a Bill, it is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.
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
Advertising
     The CRTC also regulates the quantity and content of television advertising. A television licensee shall not broadcast more than 12 minutes of advertising during any hour subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. In Public Notice 2007-53, “Determinations regarding certain aspects of the regulatory framework for over-the-air television” issued on May 17, 2007, the CRTC decided to increase the number of advertising minutes that over-the-air television stations may broadcast. Specifically, increased the 12 minute per hour limit on traditional advertising to 14 minutes per hour in peak viewing periods (7 p.m. to 11 p.m.) effective September 1, 2007. The limit will be increased to 15 minutes per hour for all viewing periods effective September 1, 2008, and eliminated altogether as of September 1, 2009. In its new Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services published on October 30, 2008, the CRTC announced that the 12 minute per hour of advertising limit for pay and specialty services would remain in force.
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
     In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. We have also asked to remove any obligations to use independent producers so that TV broadcasters can more often own intellectual property of TV programs and become able to exhibit such programs on new platforms as much as possible. In Public Notice 2007-53, “Determinations regarding certain aspects of the regulatory framework for over-the-air television” issued on May 17, 2007, the CRTC decided (i) not to allow a subscriber fee for the carriage of local conventional over-the-air stations by BDUs, and (ii) not to eliminate the current quotas on programming to be produced by independent producers. The Chairman of the CRTC announced on November 5, 2007 that the Commission was of the view that any further consideration of the fee-for-carriage issue should take place within a broad context, such as that afforded by the upcoming review initiated by Broadcasting Notice of Public Hearing 2007-10. Accordingly, the Commission found it appropriate to expand the scope of this proceeding to include consideration of the fee-for-carriage issue. In October 2008, the CRTC denied the request made by over-the-air television stations (OTAs) with respect to imposing a subscriber fee for the carriage of their signals by broadcaster distribution undertakings, such as cable and satellite.
     In its new Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services published on October 30, 2008, the CRTC announced that it rejects the request by OTA broadcasters for a general fee for carriage. However, the CRTC recognized that broadcasters should have the right to be compensated for the use of their signals when they are retransmitted by a BDU outside the priority carriage market. Accordingly, the CRTC’s policy with respect to Canadian distant signals will be to require all licensed BDUs to obtain the consent of OTA licensees prior to distributing their local stations in a distant market.
     The CRTC has also determined in as part of this new regulatory framework that it would be appropriate to immediately introduce competition between Canadian specialty services operating in the genres of mainstream sports and mainstream national news. Once a genre has been opened for competition, the following rules will apply to all services within the genre:
•	a common and standard nature of service definition;

•	common Canadian programming exhibition and spending obligations;

•	no access rights; and

•	no regulated wholesale fee.
     The CRTC set out proposed nature of service and contribution requirements in Broadcasting Public Notice 2008-103, issued on October 30, 2008. Applications for competitive news and sports services, as well as applications from the existing licensees to amend their licenses will be accepted once the CRTC has approved final conditions of license for such services. This means that the TVA specialty service called LCN will be able to directly compete with the news service managed by the Canadian Broadcasting Corporation.
Disclosure of financial results
     On October 21, 2008, the CRTC published a new policy regarding disclosure of industry group financial results. Prior to these changes, cable and telecommunications operators such as Videotron had their financial results aggregated with those of other similar companies in Canada for the purposes of certain CRTC disclosures. On and after November 30, 2008, aggregated financial data for each of the following industry sub-groups will be disclosed by the CRTC: the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups. This financial data for each broadcasting year (1st September to 31 August) will be publicly available at: http://www.crtc.gc.ca/dcs/eng/current/dcs4_7.htm. Subject companies are required to post the same information on their respective websites.
Acquisition of a pay-per-view service
     On July 18, 2008, the CRTC approved an application by TVA to acquire full ownership of Canal Indigo through the transfer to TVA of the partnership interests held by the other partners in Canal Indigo, to authorize a corporate reorganization, to obtain a new broadcasting license to continue the operation of the national, French-language pay-per-view programming undertaking Canal Indigo, and to amend one of the undertaking’s condition of license allowing more TVA production to be offered on the PPV service.
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
     In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier. Videotron is also constructing its own 3G mobile wireless network and intends to offer services over this network as a Wireless Service Provider (WSP).
     The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Industry Canada under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.
     Our AWS licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight.
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
     The CRTC has since approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Quebec, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are now free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the province of Quebec. These rulings granting the ILECs’ forbearance applications enable the ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility by our ILECs competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.
     On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. The major Canadian cable operators, including Videotron, challenged certain elements of this ruling, and the CRTC issued a revised decision on May 30, 2008. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10 million must become members of the agency for a period of three years. Videotron remains a member in good standing of the agency.
Right to Access to Telecommunications and Support Structures
     The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.
     Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Videotron’s agreement with Hydro-Quebec, by far the largest of the hydro-electric companies, expires in December 2010.
     On October 30, 2008, TELUS filed an application with the CRTC seeking an order to direct the ILECs to file new costs, terms and conditions for support structure service. TELUS further requested that current telco support structure rates be declared interim, and that monthly rental rates be adjusted retroactively to the date of its application to reflect any revised rates once a new tariff receives final approval. The major Canadian cable operators, including Videotron, have opposed TELUS’ application, whereas Bell Canada and its affiliates have supported it. If a review of monthly rental rates does proceed and if it results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.
Access by Third Parties to Cable Networks
     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators in Canada, including Videotron, to submit cost-based tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Several third- party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
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
Telemarketing
     On September 30, 2008, a comprehensive reform of the CRTC’s telemarketing rules came into force, including the establishment of a new National Do Not Call List (DNCL). In accordance with new legislative powers granted under Bill C-37, which came into force on June 30, 2006, the CRTC has the authority to fine violators of its telemarketing rules up to $1,500 per violation in the case of an individual and $15,000 per violation in the case of a corporation. Videotron has established internal controls to minimize the risk of breaching these rules and to provide any required investigative assistance in relation to alleged third-party violations.
Internet Traffic Management Practices
     On November 20, 2008, the CRTC initiated a public proceeding to consider Internet traffic management practices for both wholesale and retail Internet services. Among the issues to be considered in this proceeding are trends in traffic growth and network congestion, technical and economic solutions to address network congestion, the end user impacts of these solutions, notification requirements, and the potential for unjust discrimination toward Internet content or application providers. A decision is expected in November 2009. Any restrictions the CRTC might impose on the traffic management practices of Internet service providers could limit our ability to recover the costs of our access network.
Regulatory Framework for Mobile Wireless Services
     On July 21, 2008, Quebecor Media was declared the provisional winner of 17  AWS spectrum and operating licenses allocated at auction by Industry Canada. These licenses cover the entirety of the province of Quebec, as well as Eastern and Southern Ontario. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008.
     Industry Canada’s policy framework for the AWS auction contained several measures intended to promote new facilities-based entry into the wireless industry. Among these measures were proposed rules to mandate inter-carrier roaming and the sharing of wireless antenna sites. On November 29, 2008, Industry Canada published the final rules for mandated roaming and site sharing, as well as the final arbitration procedure for resolving commercial disputes related to roaming and site sharing. These rules and procedures are now in effect.

     The CRTC also regulates mobile wireless services under the Telecommunications Act. On August 12, 1994, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to mobile wireless service. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of mobile wireless service. Since 1994, the CRTC has since exercised this power, for example, to mandate wireless number portability.
     On February 2, 2009, the CRTC issued a decision requiring all WSPs to upgrade their networks by February 1, 2010, to more precisely determine the location of a person using a mobil phone to call 911. New entrants that launch services, after February 1, 2010, are to have the required functionality in place at the time of launch. This decision will add to Videotron’s initial costs of network deployment.
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
Broadcasting Undertakings — “Diversity of Voices”
     In Broadcasting Public Notice CRTC 2008-4 issued on January 15, 2008, the CRTC has published a new policy on “Diversity of Voices” stating that, as a general rule, the CRTC will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. For the purpose of that policy, “local market” is determined using the BBM/Nielsen definition of the local radio market, “local newspaper” is defined as a newspaper that is published at least five days per week with no less than 50% of its total circulation is within the relevant radio market and no less than 50% of its total circulation is paid. “local radio station” means a commercial radio station licensed to operate in a market where the licensee is expected to provide local news and information and “Local television station” means a commercial television station licensed to operate in a market where the licensee is expected to provide local news and information. However indirect, this constitutes a new limitation on ownership of Canadian newspapers.
ITEM 4A — UNRESOLVED STAFF COMMENTS
     None.

     ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, and the extent to which these differences affect our consolidated financial statements, see Note 27 to our audited consolidated financial statements for the years ended December 31 2008, 2007 and 2006. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information – Risk Factors”.
Overview
     Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, residential and business telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.
     Quebecor Media’s operating subsidiaries’ primary sources of revenues include: subscriptions for cable television, Internet access and telephony services; newspaper advertising, circulation and internet/portal services; television broadcasting advertising and distribution; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of music products (compact discs, or CDs, digital video discs, or DVDs, musical instruments, music recording and live event promotion and production); rental and sale of videos and games. Its broad portfolio of media assets includes businesses that have historically tended to provide stable revenues with relatively low sensitivity to general economic conditions, such as cable television, and businesses that have tended to be more cyclical and sensitive to economic conditions and fluctuations, such as newspaper publishing. While some of Quebecor Media’s businesses are relatively stable or mature, it continues to develop, acquire or leverage capabilities and assets with growth potential, such as cable and wireless telephony service and digital cable.
     Quebecor Media’s principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box and modem costs. Major components of its operating expenses include salaries and benefits, subcontracting costs, advertising, and regulatory expenses.
Trend Information
     Some of Quebecor Media’s businesses are cyclical in nature. They are dependent on advertising and, in the Newspapers segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Ontario, Quebec and Alberta. In the Newspapers segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, in the Newspapers segment, the traditional run of press advertising for major multi-market retailers has been declining over the past few years due to consolidation in the retail industry combined with a shift in marketing strategy toward other media.
     Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the broadcasting and newspaper industries. In order to respond to such competition, our newspaper operations continue to expand their Internet presence through branded websites, including French and English language portals and specialized sites. Sun Media and our other newspaper operations will also continue to seek opportunities to grow their businesses by leveraging their existing brands.

     Changes in the price of newsprint can have a significant effect on the Newspapers segment’s operating results as newsprint is its principal expense besides wages and benefits and represented approximately 11.2% ($106.9 M) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2008. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We currently anticipate that the market price of newsprint will increase in 2009, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations. Our Newspapers segment aims to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results (see also “ Item 3 : Key Information – Risk Factors”).
     The television industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only towards specialty channels but also toward content delivery platforms that allow users greater control over content and timing, such as the Internet, Video-on-Demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want and on the media they want.
     In addition, Quebecor Media’s business has experienced, and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.
Our Segments
     Quebecor Media’s subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications.
     During the fourth quarter of 2008, the reporting structure was changed to integrate the Newspapers and the Internet/Portals segments under the same reporting segment. Accordingly, prior period figures in the Company’s segmented financial information presented in the consolidated financial statements were reclassified to reflect this change.
Quebecor Media’s Interest in Subsidiaries
     Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as at December 31, 2008.

Table 1
Quebecor Media’s interest in its main subsidiaries
as of December 31, 2008

	Percentage	Percentage
	of equity	of votes
Videotron Ltd.	100%	100%
Sun Media Corporation	100%	100%
Osprey Media Publishing Inc.	100%	100%
Canoe Inc.	93.2%	99.9%
TVA Group Inc.	50.9%	99.9%
Archambault Group Inc.	100%	100%
Sogides Group Inc.	100%	100%
CEC Publishing Inc.	100%	100%
Nurun Inc.	100%	100%
     Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the acquisition in 2007 of all outstanding units of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities), the acquisition of the outstanding Common Shares of Nurun that were not already held for a total cash consideration of $75.2 million in the first quarter of 2008, and the repurchase of 3,000,642 Class B shares by TVA Group for a cash consideration of $51.4 million in the second quarter of 2008. Following the latter transaction, Quebecor Media’s equity interest in TVA Group increased from 45.24% to 50.90% as of December 31, 2008. As well, Quebecor Media’s interest in Canoe increased from 92.5% to 93.2%.
2008 Highlights and Recent Developments
•	Quebecor Media acquired, for a cash consideration of $554.6 million, 17 operating licences for an AWS network with a bandwidth of 40 MHz throughout Quebec, except the Ottawa Valley and certain other regions of Quebec, where the acquired bandwidth is 20 MHz and 50 MHz, respectively, 20 MHz of bandwidth in eastern Ontario and 10 MHz in Toronto.
o	October 2008: Quebecor Media and Videotron confirmed their intention to invest between $800.0 million and $1.0 billion in Videotron’s AWS network over the next four years. This amount includes the cost of the 17 acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest).

o	Quebecor Media and Videotron plan to fund future investments in its AWS network through cash flow generation and available credit facilities. Quebecor Media therefore does not currently anticipate that the challenging recent financial and capital markets will have a significant negative impact on the implementation of this business plan. Quebecor Media and Videotron currently anticipate that the new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

o	The spectrum will enable Videotron to offer, on its own network, advanced wireless services, including high-speed Internet access, mobile television and many other advanced functionalities supported by smartphones.
•	March 2009: Videotron issued US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). These notes were sold at a price of 98 5/8% of par, bear interest at 9 1/8% per year (for an effective rate of 9.35%) and mature on April 15, 2018. The net proceeds of this offering were used to repay all drawings on Videotron’s revolving credit facilities and for general corporate purposes. In the context of the current instability in the financial markets, Videotron seized an opportunity to optimize its liquidity position through this issuance. These notes form part of a single series with Videotron’s existing 9 1/8% Senior Notes due 2018 that were issued in 2008, were issued under the same indenture and have the same terms as these existing notes.

•	In the fourth quarter of 2008, the combined customer base for cable television services registered its 14th consecutive quarter of growth since the third quarter of 2005. Since that quarter, the number of customers has increased by 272,500 (18.9%) from 1,443,100 to 1,715,600.

•	November 7, 2008: Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, was appointed President and Chief Executive Officer of Sun Media Corporation. He will oversee the integration of Sun Media Corporation and Canoe in order to capitalize on opportunities for growth, capture synergies and accelerate the migration of the information and content generated by Quebecor Media’s various publications to multiplatform media.

•	The difficult financial and economic environment for some of the Company’s lines of business at the end of the fourth quarter of 2008 triggered goodwill and masthead impairment tests in the Newspapers, Leisure and Entertainment, and Interactive Technologies and Communications segments. Based on preliminary results, a non-cash goodwill impairment charge of $631.0 million, without any tax consequences, was recorded, primarily in the Newspapers segment.

•	Céline Dion’s special concert for Quebec City’s 400th anniversary celebrations on August 22, 2008 was seen by approximately 130,000 television viewers, who ordered the uncut version of the show live (pay-per-view) or the taped version (video on demand). It was one of the biggest successes in the history of pay-per-view and video on demand in Canada.

•	July 18, 2008: The number of subscribers to the cable Internet service provided by Quebecor Media’s Cable segment passed the 1 million mark. In the fourth quarter of 2008, the subscriber base for the Cable segment’s illico Digital TV increased by 50,600, the largest quarterly customer growth in absolute terms since the service was introduced in 1999.

•	June 2, 2008: TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid filed on March 31, 2008 and amended on May 14, 2008, for a total cash consideration of $51.4 million. The transaction had the effect of increasing Quebecor Media’s interest in TVA Group from 45.24% to 50.90% as of December 31, 2008.

•	April 15, 2008: Videotron issued US$455.0 million aggregate principal amount of Senior Notes for net proceeds of $447.8 million. The Notes bear interest at 9 1/8% (for an effective rate of 9 3/8%) and mature on April 15, 2018.

•	April 7, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Videotron may further increase commitments under the facility by an additional $75.0 million, subject to certain conditions, bringing the total to $650.0 million.

•	February 26, 2008: Quebecor Media acquired all outstanding Common Shares of Nurun it did not already hold for a total cash consideration of $75.2 million. Following this transaction, Nurun became a wholly-owned subsidiary of Quebecor Media and its shares were delisted from the Toronto Stock Exchange.
Non-GAAP Financial Measures
     We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income
     We define operating income, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. Table 2 below presents a reconciliation of operating income to net (loss) income as presented in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2008 and 2007 presented in Table 2 below is derived from our unaudited consolidated financial statements for such periods not included in this annual report.
Table 2
Reconciliation of the operating income measure used in this annual report and the net (loss) income as presented in our consolidated financial statements
(in millions of Canadian dollars)

						Three months ended
	Year Ended December 31					December 31
	2008	2007	2006	2005	2004	2008	2007
Operating Income
Cable	$797.2	$642.7	$512.5	$413.3	$363.8	$218.1	$175.7
Newspapers	227.1	232.8	217.7	231.2	232.3	54.8	79.4
Broadcasting	66.3	59.4	42.1	53.0	80.5	22.4	22.8
Leisure and Entertainment	20.5	27.0	19.3	27.0	22.7	11.1	10.3
Interactive Technologies and Communications	5.1	2.8	7.5	3.9	2.3	3.0	—
Head Office	3.3	(0.8)	0.5	3.7	(4.4)	1.0	(1.0)

	1,119.5	963.9	799.6	732.1	697.2	310.4	287.2

Amortization	(318.5)	(290.4)	(260.7)	(231.9)	(225.9)	(83.1)	(75.9)
Financial Expenses	(276.0)	(230.1)	(212.9)	(270.8)	(279.7)	(66.2)	(70.1)
(Loss) on valuation and translation of financial instruments	(3.7)	(9.9)	(11.7)	(14.5)	(34.9)	(26.7)	(2.1)
Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)	0.3	6.5	(50.3)	3.5
Loss on debt refinancing	—	(1.0)	(342.6)	(60.0)	(4.8)	—	(1.0)
Impairment of goodwill and intangible assets	(671.2)	(5.4)	(180.0)	—	—	(671.2)	(5.4)
Income taxes	(154.7)	(74.8)	53.7	(43.5)	(37.4)	(41.3)	(15.6)
Non-controlling interest	(23.1)	(19.2)	(0.4)	(16.2)	(31.7)	(7.2)	(8.2)
Income (loss) from discontinued operations	2.3	5.2	2.0	1.0	(1.1)	—	—

Net (loss) income	$(380.0)	$327.1	$(169.7)	$96.5	$88.2	$(635.6)	$112.4

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
Free Cash Flows from Continuing Operations
     We use free cash flows from continuing operations as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. We provide a reconciliation of free cash flows from continuing operations to cash flows provided by continuing operations measure reported in the consolidated financial statements in Table 3 below.
Table 3
Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements
(in millions of Canadian dollars)

	2008	2007	2006
Free cash flows from continuing operations (see Table 4)	$264.4	$289.5	$(73.8)
Additions to property, plant and equipment	527.3	468.7	435.5
Proceeds from disposal of assets	(5.7)	(6.1)	(9.4)

Cash flows provided by continuing operating activities	$786.0	$752.1	$352.3

Average Monthly Revenue per User
     Average monthly revenue per user (ARPU) is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2008/2007 Financial Year Comparison
     Revenues: $3.73 billion, an increase of $364.2 million (10.8%).
•	Revenues increased in: Cable (by $251.6 million or 16.2% of segment revenues), reflecting customer growth for all services; Newspapers ($107.5 million or 10.0%), due primarily to the impact of the acquisition of

Osprey Media; Broadcasting ($21.2 million or 5.1%); and Interactive Technologies and Communications ($7.6 million or 9.3%).

•	Revenues decreased in Leisure and Entertainment ($27.9 million or -8.5%).
     Operating income: $1.12 billion, an increase of $155.6 million (16.1%).
•	Operating income increased in: Cable (by $154.5 million or 24.0% of segment operating income), Broadcasting ($6.9 million or 11.6%) and Interactive Technologies and Communications ($2.3 million or 82.1%).

•	Operating income decreased in Leisure and Entertainment ($6.5 million or -24.1%) and Newspapers ($5.7 million or -2.4%).

•	An unfavourable variance of $37.4 million (including $29.0 million in the Cable segment and $8.4 million in the Broadcasting segment) related to recognition in 2008 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal, in the third quarter of 2007, of current Part II licence fee accruals (see also “Part II licence fees” in the sections on the results of the Cable and Broadcasting segments below).

•	Despite the increase in operating income for 2008, the fair value of Quebecor Media, based on market comparables, decreased in 2008, compared with an increase in 2007, resulting in a $59.1 million decrease in the consolidated stock option expense, including $40.6 million in the Cable segment and $14.7 million in the Newspapers segment.

•	Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, the increase in operating income in 2008 would have been 11.6%, compared with 17.8% in 2007.
     Net loss: $380.0 million, compared with net income of $327.1 million en 2007.
•	The unfavourable variance of $707.1 million was mainly due to:
o	recognition of a $671.2 million non-cash charge for impairment of goodwill and intangible assets in the fourth quarter of 2008, primarily in the Newspapers segment, including $631.0 million without any tax consequences;

o	$79.9 million increase in income tax expense;

o	$45.9 million increase in financial expenses;

o	$43.4 million increase in reserves for restructuring of operating activities, impairment of assets and other special charges;

o	$28.1 million increase in the amortization charge.
Partially offset by:
o	$155.6 million increase in operating income.
     Amortization charge: $318.5 million, an increase of $28.1 million.

•	The increase was mainly due to significant capital expenditures in 2007 and 2008, largely in the Cable and Newspapers segments, and the acquisition of Osprey Media.
     Financial expenses: $276.0 million, an increase of $45.9 million.
•	The increase was mainly due to the impact of higher average indebtedness, which resulted in a $50.4 million increase in interest expense, which was offset by an increase in interest capitalized to the cost of additions to property, plant and equipment, and of intangible assets.

•	The increase in Quebecor Media’s average indebtedness in 2008 was mainly due to:
o	additional financing (through Videotron) in April 2008 in an aggregate principal amount of US$455.0 million in connection with the acquisition of AWS licences for aggregate cash consideration of $554.6 million;

o	financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million (excluding assumed liabilities as described below);

o	assumption of debt totalling $161.8 million as part of the acquisition of Osprey Media in August 2007;

o	financing of the settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media Corporation’s term loan “B”;

o	financing of the payment in July 2007 of the Additional Amount payable, for a total consideration of $127.2 million.
     Loss on valuation and translation of financial instruments: $3.7 million in 2008, compared with $9.9 million in 2007, a favourable variance of $6.2 million due primarily to recognition in 2007 of a $5.2 million loss on re-measurement of the Additional Amount payable.
     Charge for restructuring of operations, impairment of assets and other special items: $54.6 million in 2008, compared with $11.2 million en 2007.
•	The Newspapers segment recognized a $33.3 million charge for restructuring of operations in 2008. The Newspapers segment is contending with the fundamental industry-wide changes of the past several years, combined with a difficult economic environment that is impacting its advertising revenues. Therefore, in December 2008, Quebecor Media introduced a staff-reduction program as part of a major restructuring of the operations of its Newspapers segment across Canada. The charges for restructuring in 2008 and 2007 also relate to the project to acquire new presses, voluntary workforce-reduction programs, and the project to streamline newsgathering in the Newspapers segment. Quebecor Media also recognized charges for restructuring totalling $2.3 million in other segments in 2008.

•	In the fourth quarter of 2008, Quebecor Media concluded that the restructuring initiatives and the loss of a major printing contract were a triggering event for impairment tests and that write-downs of some long-lived assets would be necessary. As a result, a non-cash impairment charge totalling $19.1 million was recorded against buildings, machinery and equipment
     Non-cash charge for impairment of goodwill and intangible assets: total $671.2 million in 2008, compared with $5.4 million in 2007.
•	The difficult financial and economic environment for some of the Company’s lines of business at the end of the fourth quarter of 2008 triggered a goodwill and masthead impairment test in the Newspapers, Leisure and Entertainment, and Interactive Technologies and Communications segments. Based on preliminary results of this test, a $631.0 million non-cash charge for goodwill impairment, without any tax consequences, was recorded, including $595.0 million in the Newspapers segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. Quebecor Media also recorded a masthead impairment charge of $40.2 million ($28.9 million net of income tax).

•	When performing the second step of the goodwill impairment test, the fair value of goodwill is determined in the same manner as for a business combination. The Company allocates the fair value of a reporting unit to all of the identifiable assets and liabilities of the reporting unit, whether or not recognized separately, and the excess of the fair value over the amounts assigned to the reporting unit’s identifiable assets and liabilities is the fair value of goodwill. In the process of performing the second step of the test, an estimated fair value of $675.0 million was attributed to intangible assets such as mastheads and customer relationships without recognition in the books, representing an estimated excess of $340.0 million, net of future income tax, over the carrying value of these related intangibles assets. Therefore, a lesser portion of the reporting units’ fair value was attributed to goodwill. As a result, the magnitude of the estimated goodwill impairment exceeded significantly the reporting units’ overall carrying value impairment.
     Income tax expense: $154.7 million, compared with $74.8 million in 2007.
•	The $79.9 million increase was mainly due to:
o	unfavourable tax rate mix in 2008 in the various components of the gains and losses on valuation and translation of financial instruments, including derivative financial instruments, which accounted for an unfavourable variance of $39.3 million. The rate mix was relatively favourable in 2007;

o	recognition in 2007 of the estimated $25.4 million favourable impact of lower tax rates introduced by the Canadian federal government;

o	recognition in 2007 of tax benefits totalling $10.5 million following the adoption on third reading by the federal government of Canada of a higher non-capital loss conversion rate for tax benefits related to Part VI.1 tax. These tax benefits, which were acquired from Quebecor World Inc. (“Quebecor World”), related to tax that corporations must pay on preferred dividends paid during a financial year.
Free cash flows from continuing operating activities
     Free cash flows from continuing operating activities: $264.4 million in 2008, compared with $289.5 million in 2007 (see Table 4).
•	The $25.1 million decrease was mainly due to:
o	$51.0 million increase in use of funds for non-cash balances related to operations, due primarily to disbursements of $94.1 million in connection with the exercise of stock options (the Quebecor Media stock option plan did not allow the exercise of any option before 2008, at which time it covered a six year compensation value), partially offset by a decrease in accounts receivable and an increase in accounts payable and accrued charges;

o	$58.6 million increase in additions to property, plant and equipment, mainly because of network investments by the Cable segment and phase two of the project to acquire new presses;

o	$41.4 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness; and

o	$24.3 million increase in cash reserve for restructuring of operations and other special charges.

Partially offset by:
o	$155.6 million increase in operating income.
Table 4: Quebecor Media Inc.
Free cash flows from continuing operating activities
(in millions of Canadian dollars)

	2008	2007	2006
Cash flows from segment operations
Cable	$396.3	$314.7	$210.5
Newspapers	142.0	118.3	100.0
Broadcasting	44.5	43.2	33.4
Leisure and Entertainment	13.1	24.2	16.1
Interactive Technologies and Communications	1.5	(0.5)	5.7
Head Office and other	0.5	1.4	7.8

	$597.9	$501.3	$373.5

Cash interest expense[1]	$(266.7)	$(225.3)	$(402.9)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(35.5)	(11.2)	(16.7)
Current income taxes	(12.7)	(11.3)	(5.4)
Other	(0.3)	3.3	(0.1)
Net change in non cash balances related to operations	(18.3)	32.7	(22.2)

Free cash flows from continuing operating activities	$264.4	$289.5	$(73.8)

1	Interest on long-term debt and other interest, less interest capitalized to cost of property, plant and equipment and other assets (see Note 2 to the consolidated financial statements).
Table 5
Cash flows from segment operations
(in millions of Canadian dollars)

	2008	2007	2006
Operating income	$1,119.5	$963.9	$799.6
Additions to property, plant and equipment	(527.3)	(468.7)	(435.5)
Proceeds from disposal of assets	5.7	6.1	9.4

Cash flows from segment operations	$597.9	$501.3	$373.5

Segmented Analysis
Cable segment
     In Quebecor Media’s Cable segment, Videotron is the largest cable operator in Quebec and the third-largest in Canada, based on number of customers. Its state-of-the-art network passes 2,542,900 homes and serves approximately 1,888,600 customers. At December 31, 2008, Videotron had 1,715,600 cable television customers, including 927,300 subscribers to its illico Digital TV service. Videotron is also involved in interactive multimedia development and is an Internet Service Provider (“ISP”), with 1,070,400 subscribers to its cable modem and dial-up Internet access services and 852,000 subscribers to its IP telephone service. It has 63,400 lines activated on its current MVNO-based wireless telephone service. Quebecor Media and Videotron are currently investing in Videotron’s new AWS network, which will deliver wireless telephone service, including high-speed Internet access, mobile television and many other advanced functionalities supported by smartphones. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting and cable television services, and Le SuperClub Videotron, a DVD, VCR and console game sales and rentals chain.

     2008 operating results
     Revenues: $1.8 billion in 2008, an increase of $251.6 million (16.2%).
•	Combined revenues from all cable television services increased $74.1 million (10.1%) to $809.9 million, due primarily to customer base growth, migration from analog to digital service, increased video on demand orders, the success of high definition (“HD”) packages, and increases in some rates.

•	Revenues from Internet access services increased $77.2 million (18.3%) to $499.6 million. The improvement was due to customer growth, as well as customer migration to higher speed services.

•	Revenues from cable telephone service increased $90.6 million (46.3%) to $286.1 million, almost entirely due to customer growth. The increase would have been greater had there not been a decrease in average per-customer long-distance revenues.

•	Revenues from wireless telephone service increased $13.9 million (78.5%) to $31.6 million, mainly due to customer growth.

•	Revenues of Le SuperClub Videotron ltée decreased $2.9 million (-4.9%) to $57.0 million. The decrease was mainly due to the sale of StarStruck stores in Ontario and the franchising or closing of some locations, partially offset by an increase in revenues from rentals and retail sales on a comparable basis, as well as by increased royalty revenues.
     Monthly ARPU: $81.17 in 2008, compared with $71.52 in 2007, an increase of $9.65 (13.5%).
     Customer statistics
     Cable television — The combined customer base for all of Videotron’s cable television services increased by 77,500 (4.7%) in 2008, compared with increases of 65,700 and 66,300 in 2007 and 2006 respectively (Table 6). As of December 31, 2008, Videotron had 1,715,600 customers for its cable television services, for a household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,542,900 homes as of the end of December 2008) of 67.5%, compared with 65.6% one year earlier.
•	The customer base for illico Digital TV stood at 927,300 at the end of 2008, an increase of 159,100 (20.7%) during the year, compared with 144,600 and 149,000 in 2007 and 2006 respectively. During 2008, illico Digital TV passed the analog service in number of subscribers for the first time. As of December 31, 2008, illico Digital TV had a household penetration rate of 36.5% versus 30.8% a year earlier.

•	Migration from analog to digital service was the main reason for the decrease of 81,600 (-9.4%) in the customer base for analog cable television services in 2008. By comparison, the number of subscribers to analog cable services decreased by 78,900 and 82,700 in 2007 and 2006 respectively.
     Internet access — The number of subscribers to cable Internet access services passed the 1 million mark in 2008. As of December 31, 2008, it stood at 1,063,800, an increase of 130,800 (14.0%) from the end of 2007, compared with increases of 141,000 and 154,000 in 2007 and 2008 respectively. At December 31, 2008, cable Internet access services had a household penetration rate of 41.8%, compared with 37.4% one year earlier.
     Cable telephone service — The number of subscribers to cable telephone service stood at 852,000 at the end of December 2008, an increase of 215,600 (33.9%) from the end of 2007, compared with increases of 238,600 in 2007 and 234,800 in 2006. At December 31, 2008, the IP telephone service had a household penetration rate of 33.5%, compared with 25.5% one year earlier.

     Wireless telephone service — At December 31, 2008, there were 63,400 activated lines on the wireless telephone service, compared with 45,100 at the end of December 2007, an increase of 18,300 (40.6%). The wireless telephone service was launched in August 2006; 11,800 lines were activated in the first year and an additional 33,300 in 2007.
Table 6
Cable segment year-end customer numbers, 2004-2008
(in thousands of customers)

	2008	2007	2006	2005	2004
Cable television:
Analog	788.3	869.9	948.8	1,031.5	1,118.9
Digital	927.3	768.2	623.6	474.6	333.7

Total cable television	1,715.6	1,638.1	1,572.4	1,506.1	1,452.6

Cable Internet	1,063.8	933.0	792.0	638.0	502.6
Cable telephone	852.0	636.4	397.8	163.0	—
Wireless telephone (in thousands of activated lines)	63.4	45.1	11.8	—	—
     Operating income: $797.2 million, an increase of $154.5 million (24.0%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates, mainly for cable television and cable Internet service;

o	$40.6 million favourable variance in expenses related to Quebecor Media’s stock option plan that are charged to its operating segments as a direct charge to reflect participation by segment managers in the plan, and management fees.
Partially offset by:
o	an unfavourable variance of $29.0 million related to the recognition in 2008 of a provision for CRTC Part II licence fees following the decision by the Federal Court of Appeal on April 29, 2008 overturning the Federal Court ruling on the matter. The Federal Court judgment had been favourable to Quebecor Media and had led to the reversal of current CRTC Part II licence fee accruals in the third quarter of 2007 (see “Part II licence fees” below).
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the CRTC Part II licence fee adjustment, operating income would have increased by 21.3% in 2008, compared with 26.0% in 2007.
     Operating costs for all Cable segment operations, expressed as a percentage of revenues: 55.8% in 2008 compared with 58.6% in 2007. Operating costs as a proportion of revenues continued to decline for the following reasons:
•	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

•	the marginal impact on costs of increases in some rates and in consumption;

•	the favourable variance in the stock option expense, which was partially offset by the increase in Part II licence fees.
     Cash flows from segment operations: $396.3 million in 2008, compared with $314.7 million in 2007 (Table 7).

•	The $81.6 million increase was due to the $154.5 million increase in operating income, partially offset by a $74.3 million increase in additions to property, plant and equipment compared with 2007, mainly because of spending on the AWS network and network modernization.
Table 7: Cable segment
Cash flows from operations
(in millions of Canadian dollars)

	2008	2007	2006
Operating income	$797.2	$642.7	$512.5
Additions to property, plant and equipment	(404.4)	(330.1)	(302.6)
Proceeds from disposal of assets	3.5	2.1	0.6

Cash flows from segment operations	$396.3	$314.7	$210.5

     Other developments in 2008
     February 2008: Launch of two new Internet access services, Ultimate Speed Internet 30 and Ultimate Speed Internet 50, which support speeds of 30 megabits per second and 50 megabits per second respectively. The two new very high-speed services, which have been rolled out in the Laval and Montreal South Shore areas, make Videotron the first cable operator in North America to offer service of this speed on a cable network. Roll-out in other areas will continue in 2009.
     Part II licence fees
     In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did constitute taxes, that the CRTC was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent year, the Part II licence fees payable on November 30 of each year unless a superior court reverses the Federal Court decision. Considering these facts and as a result of the decision of the Federal Court, the Cable segment had reversed its liability of $11.1 million related to these Part II licence fees for the period from September 1, 2006 to September 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.
     On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and requested leave to appeal to the Supreme Court of Canada, which was granted on December 18, 2008. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or b) the matter is settled between the parties. The Company believes in the merit of its case. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect the Part II licence fees to which the Company is subject, in 2008 the Company recorded a total liability of $25.6 million in the Cable segment related to the Part II licence fees for the period from September 1, 2006 to December 31, 2008.
Newspapers segment
     Quebecor Media’s Newspapers segment, which includes Sun Media Corporation and Osprey Media, is Canada’s largest newspaper chain, counting both paid and free circulation. It publishes 37 paid-circulation dailies, including newspapers in eight of the ten largest markets in the country. It ranks first or second in number of copies sold in each of those eight markets. The Newspapers segment also publishes 217 community newspapers, magazines, weekly buyers’ guides, farm publications and other specialty publications, including 6 free dailies. According to corporate figures, the aggregate circulation of the Newspapers segment’s paid newspapers was approximately 15.9 million copies per week as of December 31, 2008.

     Since the fourth quarter of 2008, Quebecor Media’s Newspapers segment has included Canoe, an integrated company offering e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 7.0 million unique visitors per month in Canada, including more than 3.2 million in Quebec (according to comScore Media Metrix figures for November 2008). The network owns or operates a family of sites that includes canoe.ca, canoe.qc.ca, La Toile du Quebec (toile.com), tva.canoe.com and lcn.canoe.com. Canoe also operates a number of e-commerce sites: jobboom.com (employment), micasa.ca (real estate), autonet.ca (automobiles), reseaucontact.com (dating), space.canoe.ca and espace.canoe.ca (social networking), classifieds.canoe.ca and classees.canoe.ca (classified ads), and canoeklix.com (cost-per-click advertising solutions).
     The Newspapers segment is also engaged in the distribution of newspapers, magazines and flyers. In addition, it offers commercial printing and related services to other publishers through its national printing and production platform. Through Quebecor MediaPages, it conducts a combination of print and online directory publishing operations.
2008 operating results
     Revenues: $1.18 billion, an increase of $107.5 million (10.0%).
•	The increase mainly reflects a favourable variance related to the acquisition of Osprey Media ($120.2 million), which closed in August 2007.

•	Excluding the impact of that acquisition, total revenues decreased by $12.7 million (-1.3%): advertising revenues decreased 3.1%, circulation revenues decreased 3.0%, and combined revenues from commercial printing and other sources increased 28.9%. The Newspapers segment is going through a period of dramatic transformation due to the industry-wide changes of the past several years, combined with the impact of the difficult economic environment on its advertising revenues.

•	The revenues of the urban dailies decreased 2.9%; excluding the acquisition of Osprey Media, the revenues of the community newspapers decreased 0.4%.

•	At the urban dailies, revenues of the free dailies increased 12.6%, due to strong results posted by the Vancouver, Montreal, Calgary and Edmonton dailies.

•	15.1% increase in revenues at general-interest portals, due mainly to website creation and maintenance, including the sites of affiliated companies, and 8.5% increase in revenues at special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd. (“ASL”).
     Operating income: $227.1 million, a decrease of $5.7 million (-2.4%).
•	Osprey Media generated operating income of $45.6 million in 2008, compared with $25.3 million in August through December 2007, for an increase of $20.3 million in 2008 compared with 2007.

•	Excluding the impact of Osprey Media, operating income decreased $26.1 million (-12.6%) in the Newspapers segment.

•	The decrease was due primarily to:
o	impact of the decrease in advertising and circulation revenues, on a comparable basis;

o	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Quebec;

o	expenditures related to the start-up of Quebecor MediaPages;

o	cost of introducing a new business development strategy for portals.
Partially offset by:
o	$14.7 million favourable impact related to the Quebecor Media stock option plan expense;

o	$3.1 million decrease in newsprint costs.
     Operating costs for all Newspapers segment operations, expressed as a percentage of revenues: 80.8% in 2008 compared with 78.3% in 2007. The increase was mainly due to:
•	increase in the proportion of fixed costs, given the decrease in revenues on a comparable basis;

•	unfavourable net cost factors, described above in the discussion of operating income.
Cash flows from segment operations: $142,0 million in 2008, compared with $118.3 million in 2007 (Table 8).
•	The $23.7 million increase was mainly due to a $29.2 million decrease in additions to property, plant and equipment. The impact of increased equipment purchases due to implementation in 2008 of phase two of the project to acquire new presses and investment in portal development was outweighed by the favourable variance related to the acquisition of a building from Quebecor World in 2007 for a cash consideration of $62.5 million.
Table 8: Newspapers segment
Cash flows from operations
(in millions of Canadian dollars)

	2008	2007	2006
Operating income	$227.1	$232.8	$217.7
Additions to property, plant and equipment	(86.8)	(116.0)	(118.2)
Proceeds from disposal of assets	1.7	1.5	0.5

Cash flows from segment operations	$142.0	$118.3	$100.0

     Other developments since end of 2007
     On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montreal’s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, Journal de Montreal management decided to exercise its rights under the Labour Code and declared a lock-out of the approximately 250 editorial and office employees covered by the STIJM (Syndicat des travailleurs de l’information du Journal de Montreal (CSN)) bargaining certificate. The Journal de Montreal continues publishing despite the labour dispute.
     A long-term directory printing contract was cancelled on October 1, 2008 by the customer, Quebecor World. The 10-year contract, signed on October 9, 2007, entailed expected receipts of approximately $11.0 million per year over the life of the contract. The Notice of Cancellation was served by Quebecor World under powers granted to it by the Court in an Order issued on January 21, 2008 pursuant to the Companies’ Creditors Arrangement Act. The Company will file a proof of claim with the Controller appointed by the Court to obtain compensation for the damages resulting from the early cancellation of this contract.
     On August 7, 2008, management of Le Journal de Quebec and its unionized pressroom, newsroom and office employees reached an agreement that ended the labour dispute at the newspaper that began in April 2007.
     March 2008: autonet.ca acquired ASL, one of Canada’s largest providers of Web services to car dealerships.

     February 2008: Quebecor Media acquired a controlling interest in Alex Media Services Inc. (“Alex Media”), a provider of flyer distribution services.
Broadcasting segment
     TVA Group is one of the largest private-sector producers and broadcasters of French-language entertainment, information and public affairs programming in Quebec and all of North America. It is the sole owner of six of the ten television stations in the TVA Network, the analog specialty channel Le Canal Nouvelles TVA (“LCN”), the digital specialty channels Mystère, Argent, Prise 2 and Les idées de ma maison, and the Indigo pay-per-view television service. TVA Group holds an interest in the English-language general-interest station Sun TV in Toronto and interests in two other TVA Network affiliates, the Évasion specialty channel and the English-language digital specialty channels, MenTV and Mystery. In addition, TVA Group is engaged in teleshopping services through Télé Achats. Its TVA Publishing Inc. (“TVA Publishing”) subsidiary, the largest publisher of French-language magazines in Quebec, publishes general-interest, specialized and entertainment weeklies and monthlies. Its TVA Films subsidiary distributes films and television products in Canada’s English- and French-language markets.
     2008 operating results
     Revenues: $436.7 million, an increase of $21.2 million (5.1%).
•	Revenues from broadcasting operations increased $21.8 million, mainly because of:
o	higher advertising, video on demand and other revenues at the TVA Network;

o	higher advertising and subscription revenues at the specialty channels;

o	higher revenues from the Internet, commercial production and Canal Indigo (100% of the revenues of Canal Indigo have been included since the buyout on August 31, 2008 of the interest TVA Group did not already hold).
•	Revenues from distribution operations decreased by $0.6 million.

•	Publishing revenues decreased $1.3 million, primarily as a result of decreases in advertising and newsstand revenues, partially offset by an increase in custom publishing operations.
     Operating income: $66.3 million, an increase of $6.9 million (11.6%); excluding the unfavourable impact of provisions for CRTC Part II licence fees, the increase was $15.3 million.
•	Operating income from broadcasting operations increased $5.5 million, mainly because of:
o	impact of revenue growth at the TVA Network and the specialty channels;

o	decrease in selling and administrative expenses at the TVA Network;

o	$2.4 million favourable variance related to stock option expense.
Partially offset by:
o	unfavourable variance of $8.4 million related to the recognition in the second quarter of 2008 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgment had been favourable to Quebecor Media and had led to the reversal of current Part II licence fee accruals in the third quarter of 2007 (see “Part II licence fees” below);

o	higher content and production costs at the TVA Network.
•	Operating income from distribution operations was flat.

•	Operating income from publishing operations increased by $1.5 million, mainly as a result of the decrease in advertising, marketing, distribution and printing expenses, partially offset by the unfavourable impact of the decrease in revenues.
     Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues: 84.8% in 2008, compared with 85.7% in 2007. The decrease, as a proportion of revenues, was due to:
•	decrease in the proportion of fixed costs, given revenue growth, on a comparable basis, partially offset by the unfavourable impact of the Part II licence fee expense.
     Cash flows from operations: $44.5 million in 2008, compared with $43.2 million in the same period of 2007 (Table 9).
•	The impact of the $6.9 million increase in operating income was offset by a $5.7 million increase in additions to property, plant and equipment, resulting mainly from expenditures related to migration to HD television and computer equipment purchases.
Table 9: Broadcasting segment
Cash flows from operations
(in millions of Canadian dollars)

	2008	2007	2006
Operating income	$66.3	$59.4	$42.1
Additions to property, plant and equipment	(21.9)	(16.2)	(9.0)
Proceeds from disposal of assets	0.1	—	0.3

Cash flows from segment operations	$44.5	$43.2	$33.4

     Part II licence fees
     Considering the facts noted under “Part II licence fees” in the discussion of the Cable segment’s results above, which also apply to the Broadcasting segment, on September 30, 2007, the Broadcasting segment reversed its liability of $3.2 million related to these fees for the period from September 1, 2006 to September 2007 and ceased to record these fees.
     In 2008, the Broadcasting segment subsequently recorded a total liability of $7.2 million related to the Part II licence fees for the period from September 1, 2006 to December 31, 2008.
Leisure and Entertainment segment
     The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, DVDs, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site; online sales of downloadable music through the ZIK.ca service; distribution of CDs and videos (Distribution Select); online distribution of music by means of file transfer (Select Digital); music recording and video production (Musicor); recording of live concerts (Musicor Spectacles), and production of concert videos and television commercials (Les Productions Select TV). With the addition of the production capabilities of Musicor Spectacles and Les Productions Select TV, Archambault Group has become a fully integrated Canadian music company, a producer offering a complete range of media solutions and an increasingly active player in the concerts and events industry.
     The Leisure and Entertainment segment is also engaged in the book industry (“Book division”) through academic publisher CEC Publishing Inc. (“CEC Publishing”), 13 general literature publishers under the Groupe Sogides inc. (“Groupe Sogides”) umbrella, and Messageries A.D.P. inc. (“Messageries A.D.P.”), the exclusive distributor for more than 160 Quebec and European French-language publishers.

     2008 operating results
     Revenues: $301.9 million, a decrease of $27.9 million (-8.5%). The Leisure and Entertainment segment is being affected by the fundamental transformation under way in the music- and book-selling industry, coupled with a difficult economic environment that is impacting its retail revenues.
•	8.8% decrease in the Book division’s revenues, due primarily to lower distribution volume in 2008 than 2007 and decreased sales in the academic segment.

•	The revenues of Archambault Group decreased by 7.4%, mainly because of fewer CDs released and distributed and lower retail sales of music. The impact of higher broadcast revenues due to the success of the Paul McCartney concert during Quebec City’s 400th anniversary celebrations was outweighed by a decrease in revenues due to the transfer of video on demand operations to the Cable segment.
     Operating income: $20.5 million, a decrease of $6.5 million (-24.1%), due primarily to a decrease in gross margin on retail sales and higher operating expenses at Archambault Group, combined with the impact of decreased sales at the Book division.
     Cash flows from operations: $13.1 million in 2008, compared with $24.2 million in 2007 (Table 10).
•	The $11.1 million decrease was mainly due to:
o	$6.5 million decrease in operating income;

o	$6.2 million increase in additions to property, plant and equipment, mainly at Archambault Group essentially as a result of the opening of an Archambault store in Laval, Quebec, as well as the expansion and renovation of other stores.
Table 10: Leisure and Entertainment segment
Cash flows from operations
(in millions of Canadian dollars)

	2008	2007	2006
Operating income	$20.5	$27.0	$19.3
Additions to property, plant and equipment	(9.1)	(2.9)	(3.4)
Proceeds from disposal of assets	1.7	0.1	0.2

Cash flows from segment operations	$13.1	$24.2	$16.1

Interactive Technologies and Communications segment
     The Interactive Technologies and Communications segment consists of Nurun, which is engaged in Web, intranet and extranet development, technological platforms for content management, e-commerce, interactive television, automated publishing solutions, and e-marketing and customer relationship management (“CRM”) strategies.
     2008 operating results
     Revenue: $89.6 million, an increase of $7.6 million (9.3%).
•	The increase was mainly due to:
o	impact of increased volumes from customers in Europe, particularly France and Italy, as well as in Asia and Canada, and favourable variance in currency translation, partially offset by a decrease in volume in the United States.

     Operating income: $5.1 million, an increase of $2.3 million (82.1%).
•	The increase was due mainly to:
o	impact of increased revenues in Canada, Europe and Asia;

o	increase in tax credits for e-commerce R&D;

o	favourable variance in currency translation.
Partially offset by:
o	impact of decreased volume in the United States;

o	increases in some operating expenses, including those related to labour.
     Cash flows from operations: $1.5 million in 2008, compared with negative $0.5 million in 2007 (Table 11), a $2.0 million improvement due to the increase in operating income.
Table 11: Interactive Technologies and Communications segment
Cash flows from operations
(in millions of Canadian dollars)

	2008	2007	2006
Operating income	$5.1	$2.8	$7.5
Additions to property, plant and equipment	(3.6)	(3.3)	(1.8)

Cash flows from segment operations	$1.5	$(0.5)	$5.7

2008/2007 Fourth Quarter Comparison
Operating results of Quebecor Media
     Revenue: $1.00 billion, an increase of $37.7 million (3.9%).
•	Revenues increased in: Cable (by $46.2 million or 10.8% of segment revenues), reflecting continued customer growth for all services; Interactive Technologies and Communications ($3.9 million or 19.4%) and Broadcasting ($2.8 million or 2.3%).

•	Revenues decreased in Newspapers ($17.6 million or -5.5%) and Leisure and Entertainment ($3.0 million or -2.9%).
     Operating income: $310.4 million, an increase of $23.2 million (8.1%).
•	Operating income increased in: Cable (by $42.4 million or 24.1% of segment operating income), due primarily to customer growth; Interactive Technologies and Communications ($3.0 million); and Leisure and Entertainment ($0.8 million or 7.8%).

•	Operating income decreased in Newspapers ($24.6 million or -31.0%) and Broadcasting ($0.4 million or -1.8%).

•	Despite the increase in operating income in the fourth quarter of 2008, the fair value of Quebecor Media, based on market comparables, decreased during the quarter, compared with an increase in the same period of 2007. The changes in fair value generated a $21.1 million favourable variance in the stock option expense in the fourth quarter of 2008, compared with the same period of 2007.

•	A $4.1 million provision for CRTC Part II licence fee accruals was recognized in the fourth quarter of 2008, compared with nil in the same quarter of 2007 (see “Part II licence fees” in the sections on the results of the Cable and Broadcasting segments for 2008).

•	Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, the increase in operating income in the fourth quarter of 2008 would have been 3.9%, compared with 11.7% in the same period of 2007.
     Net loss: $635.6 million, compared with net income of $112.4 million in the fourth quarter of 2007.
•	The $748.0 million unfavourable variance was due primarily to:
o	recognition of a $671.2 million non-cash charge for impairment of goodwill and intangible assets, including $631.0 million without any tax consequences, in the fourth quarter of 2008 ($5.4 million in the same period of 2007);

o	unfavourable variance of $53.8 million in the charge for restructuring of operations, impairment of assets and other special items;

o	$25.7 million increase in income tax expense;

o	$24.6 million increase in losses on valuation and translation of financial instruments;

o	$7.2 million increase in amortization charges.
Partially offset by:
o	$23.2 million increase in operating income;

o	$3.9 million decrease in financial expenses;
     Amortization charges: $83.1 million, an increase of $7.2 million.
•	The increase was mainly due to significant capital expenditures in 2007 and 2008, largely in the Cable and Newspapers segments, and the acquisition of Osprey Media.
     Financial expenses: $66.2 million, a decrease of $3.9 million.
•	The decrease was mainly due to lower base interest rates and an increase in interest capitalized to additions to property, plant and equipment and to intangible assets, as well as foreign-exchange losses recorded in the fourth quarter of 2007 in connection with non-cash balances related to operations.
     Loss on valuation and translation of financial instruments: $26.7 million, compared with $2.1 million in the fourth quarter of 2007.
•	The $24.6 million increase in the loss on valuation and translation of financial instruments was due to:
o	unfavourable variance related to the ineffectiveness of cross-currency interest rate swaps as a result of changing yield curves and counterparty risks;

o	unfavourable variance related to re-measurement of embedded derivatives.

     Charge for restructuring of operations, impairment of assets and other special items: $50.3 million, compared with $3.5 million reversal of the charge in the fourth quarter of 2007.
•	In December 2008, Quebecor Media introduced a staff-reduction program as part of a major restructuring of the operations of its Newspapers segment across Canada, leading to the recognition of a $28.8 million charge for restructuring of operations in the fourth quarter of 2008. The Newspapers segment is contending with the dramatic industry wide changes of the past several years, combined with a difficult economic environment that is impacting its advertising revenues.

•	Quebecor Media also concluded that the restructuring initiatives launched in December 2008 and the loss of a major printing contract were a triggering event for impairment tests and that write-downs of some long-lived assets were necessary. As a result, an impairment charge totalling $19.1 million was recorded against buildings, machinery and equipment.

•	The reversal of the reserve in the fourth quarter of 2007 related primarily to changes in plans to close the London, Ontario, plant.
     Non-cash charge for impairment of goodwill and intangible assets: $671.2 million in the fourth quarter of 2008, compared with $5.4 million in the same period of 2007 (for details, see “2008/2007 Financial Year Comparison” above).
     Income tax expense: $41.3 million, compared with $15.6 million in the fourth quarter of 2007.
•	The $25.7 million increase was mainly due to:
o	unfavourable tax rate mix in the various components of the gains and losses on financial instruments, derivative financial instruments and foreign currency translation of financial instruments;

o	recognition in the fourth quarter of 2007 of a $22.2 million favourable impact related to lower tax rates introduced by the federal government.
Segmented Analysis
Cable segment
     Revenues: $473.5 million, an increase of $46.2 million (10.8%) compared with the fourth quarter of 2007.
•	Total revenues from cable television services increased $17.1 million (9.0%) to $208.1 million.

•	Revenues from Internet access services increased $17.5 million (15.3%) to $132.2 million.

•	Revenues from cable telephone service increased $19.2 million (32.4%) to $78.5 million.

•	Revenues from the wireless telephone service increased $2.5 million (41.0%) to $8.6 million.

•	Revenues of Le SuperClub Videotron decreased $3.8 million (-19.1%) to $16.1 million.
     Monthly ARPU: $83.62 in fourth quarter 2008, compared with $75.97 in the same period of 2007, an increase of $7.65 (10.1%).
     Customer statistics
     Cable television — The combined customer base for all of Videotron’s cable television services increased by 24,100 in the fourth quarter of 2008, compared with a 21,800 increase in the same period of 2007. It was the 14th consecutive quarterly increase in the combined customer base for cable television services, which has registered growth in every quarter since the third quarter of 2005.
•	The customer base for illico Digital TV increased by 50,600 in the fourth quarter of 2008, the largest quarterly increase since the service was introduced in 1999. It grew by 47,900 in the same quarter of 2007.

•	The customer base for analog cable television services decreased by 26,500, compared with 26,100 in the same period of 2007, primarily as a result of customer migration to illico Digital TV.
     Internet access — The number of subscribers to cable Internet access services increased by 32,400, compared with 34,100 in the fourth quarter of 2007.
     Cable telephone service — The number of subscribers increased by 54,100 in the fourth quarter of 2008, compared with 62,600 in the same period of 2007.
     Wireless telephone service — The number of activated lines increased by 4,800 in the last quarter of 2008, compared with 6,400 in the same period of 2007.
     Operating income: $218.1 million in the fourth quarter of 2008, an increase of $42.4 million (24.1%).
•	The increase was due primarily to:
o	customer growth for all services;

o	higher volume of orders on illico on Demand;

o	$14.6 million favourable variance in expenses related to Quebecor Media’s stock option plan.
Partially offset by:
o	an unfavourable variance related to $3.2 million in CRTC Part II licence fee accruals recognized in the fourth quarter of 2008, compared with nil in the same quarter of 2007 (see “Part II licence fees” in the section on the Cable segment’s results for 2008).
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, operating income would have increased by 16.7% in the fourth quarter of 2008, compared with 22.7% in the same period of 2007.
     Operating costs for all Cable segment operations, expressed as a percentage of revenues: 53.9% in the fourth quarter of 2008, compared with 58.9% in the same period of 2007. Operating costs as a proportion of revenues decreased for the following reasons:
•	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

•	the favourable variance in the stock option expense.
Newspapers segment
     Revenues: $302.0 million, a decrease of $17.6 (-5.5%).
•	Advertising revenues decreased 8.2%, circulation revenues increased 2.9%, commercial printing and other revenues combined increased 10.7%.

•	The revenues of the urban dailies and the community newspapers decreased by 5.2% and 4.3% in the fourth quarter of 2008.

•	19.1% increase in revenues at the general-interest portals, due mainly to website creation and maintenance, and 6.8% increase at the special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL.
     Operating income: $54.8 million, a decrease of $24.6 million (-31.0%).
•	The decrease was due primarily to:
o	impact of the decrease in revenues, on a comparable basis;

o	wage indexing;

o	expenditures related to the start-up of Quebecor MediaPages;

o	increase in operating expenses at the portals, including advertising expenses and investment in new products.
Partially offset by:
o	$4.3 million favourable variance related to the stock option expense.
     Operating costs for all Newspapers segment operations, expressed as a percentage of revenues: 81.9% in the fourth quarter of 2008, compared with 75.2% in the same period of 2007. The difference was mainly due to:
•	increase in the proportion of fixed costs, on a comparable basis, given the decrease in revenues;

•	unfavourable net cost factors, described above in the discussion of operating income.
Broadcasting segment
     Revenues: $126.9 million, an increase of $2.8 million (2.3%).
•	Revenues from broadcasting operations increased $3.4 million, mainly because of:
o	higher advertising and video on demand revenues at the TVA Network;

o	higher subscription revenues and advertising revenues at the specialty channels (Mystère, Argent, Prise 2, LCN, MenTV, Mystery and Les idées de ma maison);

o	higher revenues from the Internet and Canal Indigo.
•	Distribution revenues increased $0.2 million.

•	Publishing revenues decreased $0.5 million, primarily as a result of the decrease in advertising revenues, partially offset by an increase in custom publishing operations.
     Operating income: $22.4 million, a decrease of $0.4 million (-1.8%).
•	The favourable impact of the revenue increase and the decrease in selling and administrative expenses for broadcasting operations was more than offset by higher content costs and the unfavourable variance related to the $1.0 million provision for Part II licence fee accruals recognized in the fourth quarter of 2008 (see “Part II licence fees” in the section on the Cable segment’s results for 2008).

•	Operating income from distribution operations decreased by $0.4 million, mainly because of lower revenues from television products.

•	Operating income from publishing operations increased by $0.3 million, mainly as a result of the decrease in advertising, marketing and distribution expenses, partially offset by the unfavourable impact of the decrease in revenues.
     Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues: 82.3% in the fourth quarter of 2008, compared with 81.6% in the same period of 2007.
Leisure and Entertainment segment
     Revenues: $100.4 million, a decrease of $3.0 million (-2.9%).
•	7.9% increase in revenues in the Book division, due primarily to increased international sales by the publishing houses and higher revenues from academic publishing, partially offset by lower distribution volume.

•	6.0% decrease in revenues at Archambault Group. The favourable impact of increased CD releases on distribution and production revenues, and higher sales at Archambault stores, essentially due to the opening of a store in Laval, Quebec, were outweighed by a decrease in revenues due to the transfer of video on demand operations to the Cable segment and lower same-store sales of music at Archambault stores.
     Operating income: $11.1 million, an increase of $0.8 million (7.8%) compared with the fourth quarter of 2007, due primarily to the impact of higher revenues in the Book division and higher operating margins in the academic publishing division.
Interactive Technologies and Communications segment
     Revenues: $24.0 million, an increase of $3.9 million (19.4%).
•	The increase was mainly due to the impact of:
o	increased revenues from customers in Europe, particularly France and Italy, including a favourable variance in currency translation;

o	increased revenues in Asia and Canada, including government customers in Quebec.
Partially offset by:
o	decreased volume from customers in the United States.
     Operating income: $3.0 million, compared with nil in the same period of 2007.
•	The $3.0 million increase was mainly due to:
o	favourable impact of new tax credits for research and development related to e-commerce;

o	recognition of a foreign-exchange gain in the fourth quarter of 2008;

o	impact of revenue increase;

o	favourable variance due to one-time charges related to taking Nurun private, recorded in the fourth quarter of 2007.

Partially offset by:
o	impact of the decrease in revenues in the United States, combined with increases in some market development costs in that country.
2007/2006 Financial Year Comparison
Operating results of Quebecor Media
     Revenues: $3.37 billion, an increase of $367.3 million (12,2%).
•	Revenues increased in all segments: Cable (by $243.1 million or 18.6% of segment revenues), due mainly to customer growth; Newspapers ($107.9 million or 11,2%), mainly because of the impact of the acquisition of Osprey Media in August 2007; Broadcasting ($22.2 million or 5.6%); Leisure and Entertainment ($14.0 million or 4.4%); and Interactive Technologies and Communications ($8.1 million or 11.0%).
     Operating income: $963.9 million in 2007, an increase of $164.3 million (20.5%).
•	Operating income increased in Cable (by $130.2 million or 25.4% of segment operating income), Newspapers ($15.1 million or 6.9%), Broadcasting ($17.3 million or 41.1%) and Leisure and Entertainment ($7.7 million or 39.9%).

•	Operating income decreased in Interactive Technologies and Communications ($4.7 million or -62.7%).

•	The growth in the fair value of Quebecor Media was greater in 2007 than in 2006, resulting in a $26.0 million increase in the consolidated stock option charge.

•	In 2007, the Cable and Broadcasting reversed their provisions for CRTC Part II licence fees, which had a favourable impact in the amount of $16.7 million (see “Part II licence fees” in the sections on the results of the Cable and Broadcasting segments for 2008).

•	Excluding Osprey Media’s operating income, the impact of the consolidated stock option plan and the provision for Part II licence fees, operating income increased by 17.8% in 2007, compared with 11.0% in 2006.
     Net income: $327.1 million in 2007, compared with a $169.7 million net loss in 2006.
•	The $496.8 million improvement was mainly due to:
o	favourable impact on the 2007 analysis of the recognition in 2006 of a $342.6 million loss on debt refinancing ($219.0 million net of income tax);

o	favourable impact on the 2007 analysis of the recognition in 2006 of a $180.0 million charge for impairment of goodwill and broadcasting licences in the Broadcasting segment ($156.6 million net of income tax and non-controlling interest).

o	$164.3 million increase in operating income.
Partially offset by:
o	$29.7 million increase in amortization charges;

o	$15.4 million increase in financial expenses.

     Amortization charge: $290.4 million in 2007, a $29.7 million increase due mainly to of significant capital expenditures in 2006 and 2007, largely in the Cable and Newspapers segments.
Financial expenses: $230.1 million in 2007, an increase of $17.2 million.
•	The increase was due to:
o	approximately $15.0 million impact of increased indebtedness and higher interest rates.
Partially offset by:
o	the favourable impact, which extended over a full year for the first time, of the refinancing of Quebecor Media’s notes at more advantageous interest rates in early 2006.
•	The increase in Quebecor Media’s indebtedness in 2007 compared with 2006 was due primarily to:
o	financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million;

o	liabilities totalling $161.8 million assumed as part of the acquisition of Osprey Media;

o	financing of the settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media Corporation’s term loan “B”;

o	financing of the payment in July 2007 of the Additional Amount payable, for a total consideration of $127.2 million (see “Financing Activities” below for details of the increase in the long-term debt in 2007).
     Loss on valuation and translation of financial instruments: $9.9 million in 2007, compared with $11.7 million in 2006.
•	The decrease was primarily due to the $5.3 million decrease in the loss on re-measurement of the Additional Amount payable, which was partially offset by a $3.5 million unfavourable variance related to recognition on the income statement of fluctuations in the fair value of derivative financial instruments and financial instruments.
     Charge for restructuring of operations, impairment of assets and other special items: $11.2 million in 2007, compared with $16.7 million in 2006, a decrease of $5.5 million.
•	The Newspapers segment recorded a $2.3 million net charge in connection with the project to acquire new presses, including a $6.7 million charge for termination benefits related to the elimination of production jobs at the Toronto Sun and the Ottawa Sun, and the reversal of a reserve in the amount of $4.4 million related to changes in plans for the closing of the London, Ontario plant.

•	A $5.3 million charge was also recorded for termination benefits related to the elimination of jobs at the London Free Press, the Toronto Sun and Bowes Publishers in connection with the voluntary workforce reduction program.

•	A $2.3 million charge was recognized for termination benefits in connection with the project to streamline newsgathering announced in the second quarter of 2006 and the elimination of newsroom positions throughout the organization.

•	Quebecor Media’s other segments recorded total reserves for restructuring of operations in the amount of $1.7 million, primarily in the Broadcasting segment, in 2007 ($1.9 million in 2006).

•	Quebecor Media also recorded a gain on the sale of businesses and other assets of $0.4 million in 2007 ($2.2 million in 2006).
     Loss on settlement of debt: $1.0 million in 2007, compared with $342.6 million in 2006 ($219.0 million, net of income tax) following the repurchase by Quebecor Media of the balance of its 11 1/2% Senior Notes maturing in 2011 and its 13 3/4% Senior Discount Notes maturing in 2011 (see “Financing Activities” below).
     Non-cash charge for impairment of goodwill and intangible assets: $5.4 million in 2007, compared with $180.0 million in 2006. The impairment charge for 2006 included $148.4 million, without any tax consequences, for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for broadcasting licences ($12.5 million net of income tax and non-controlling interest).
     Income tax charge: $74.8 million in 2007, compared with income tax credits of $53.7 million in 2006.
•	The unfavourable variance of $128.5 million resulted primarily from:
o	unfavourable impact on the 2007 analysis of tax savings recognized in 2006 in connection with the loss on debt refinancing related to the repurchase of Quebecor Media’s Senior Notes and impairment of broadcasting licences.
Partially offset by the impact of:
o	the tax rate reduction by the Canadian federal government in 2007, which was greater than in 2006;

o	the adoption in 2007 of a more favourable conversion rate for Part VI.1 tax benefits acquired from a related party (tax that corporations must pay on preferred dividends paid during a financial year).
     Free cash flows from continuing operating activities: $289.5 million in 2007, compared with negative $73.8 million in 2006
(see Table 4).
•	The $363.3 million improvement was mainly due to:
o	payment in 2006 of $197.3 million in accrued interest on Senior Discount Notes as part of the refinancing carried out on January 17, 2006;
o	$164.3 million increase in operating income;

o	$54.9 million net change in non-cash balances related to operations.
Partially offset by:
o	$33.2 million increase in additions to property, plant and equipment.
Segmented Analysis
Cable segment
Revenues: $1.55 billion in 2007, an increase of $243.1 million (18.6%).
o	Combined revenues from all cable television services: $735.8 million, an increase of $58.6 million (8.7%), due to the impact of customer base growth, increases in some rates, revenues from the HD package, and the favourable impact of the growth in the illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.

•	Revenues from Internet access services: $422.4 million, an increase of $77.3 million (22.4%). The favourable variance was mainly due to customer growth, as well as heavier consumption and the impact of increases in some rates.

•	Revenues from the cable telephone service: $195.5 million, an increase of $88.1 million (82.0%) essentially due to customer growth.

•	Revenues from the wireless telephone service: $17.7 million, an increase of $16.5 million.

•	Revenues of Le SuperClub Videotron: $60.0 million, an increase of $4.4 million (7.9%), due primarily to increased same-store sales in the Microplaytm sections, the opening of Videotron stores and the impact of store acquisitions.
     Average monthly revenue per user: $71.52 in 2007, compared with $61.43 in 2006, an increase of $10.09 (16.4%).
Operating income: $642.7 million, an increase of $130.2 million (25.4%).
•	The increase was primarily due to:
o	customer growth for all services;

o	increases in some rates;

o	$12.6 million favourable variance related to reversal in 2007 of current Part II licence fee accruals (see ”Part II licence fees” in the section on the results of the Cable segment for 2008).
Partially offset by:
o	$20.9 million unfavourable impact of expenses related to Quebecor Media’s stock option plan.
•	Excluding the favourable variation in the stock option expense, and if the figures were restated to reflect the Part II licence fee adjustment, operating income would have increased by 26.0% in 2007, compared with 26.9% in 2006.
     Operating costs for all Cable segment operations, expressed as a percentage of revenues: 58.6% in 2007, compared with 60.9% in 2006.
•	The 2.3 percentage point decrease was mainly due to:
o	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

o	the marginal impact on costs of increases in some rates.
     Cash flows from segment operations: $314.7 million in 2007, compared with $210.5 million in 2006, an increase of $104.2 million
(Table 7).
•	The impact of the $130.2 million increase in operating income was partially offset by a $27.5 million increase in additions to property, plant and equipment, primarily attributable to investments in network upgrades and to modernization by the Cable segment, as well as purchases of cable telephony equipment for use by customers.

Newspapers segment
     Revenues: $1.07 billion in 2007, an increase of $107.9 million (11.2%), mainly due to the impact of the acquisition of Osprey Media.
•	Excluding the impact of that acquisition, revenues increased by $12.4 million.

•	Commercial printing and other revenues combined increased by 33.7%, advertising revenues grew by 1.0%, and circulation revenues decreased by 5.7% in comparison with 2006.

•	The revenues of the urban dailies decreased by 1.5% in 2007. Excluding the acquisition of Osprey Media, the revenues of the community newspapers increased by 1.1%.

•	Within the urban dailies group, revenues of the free dailies increased by 62.7%, due to excellent results posted by the Montreal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.

•	23.8% increase in revenues at the special-interest portals, primarily attributable to increases in revenues from packages and other revenue streams at jobboom.com, and 6.5% increase in revenues at the general-interest portals.
Operating income: $232.8 million in 2007, an increase of $15.1 million (6.9%).
•	The favourable impact of the acquisition of Osprey Media ($25.3 million) was partially offset by:
o	investments and one-time charges, including investments related to the launch of four new free dailies (Ottawa, Ottawa-Gatineau, Calgary and Edmonton) and the launch of Quebecor MediaPages;

o	the impact of the labour disputes at Le Journal de Montreal and Le Journal de Quebec in 2006 and 2007 respectively;

o	variances in the charge for Quebecor Media’s stock option plan.
•	Excluding these items, operating income was $232.1 million in 2007, an increase of $7.8 million (3.5%) due to:
o	lower newsprint costs;

o	the impact of restructuring initiatives;

o	decrease in operating losses at the free dailies, on a comparable basis (i.e., at the Montreal, Toronto and Vancouver dailies).
Partially offset by:
o	cost of implementing certain projects;

o	increase in some portal operating costs, including labour costs and advertising and promotion expenses, due in part to the introduction of a new business development strategy and investments in new products.
•	Operating income from the dailies in the Western Group (those published in the Western provinces and Ontario) increased 13.8% in 2007.

•	Osprey Media’s operating income increased by 12.6% in 2007, on a comparable basis.

•	Excluding the launch of the four new free dailies and the impact on results of the labour disputes at Le Journal de Montreal and Le Journal de Quebec, operating income increased by 5.5% at the urban dailies.

•	Excluding the impact of the acquisition of Osprey Media, operating income increased by 6.3% at the community newspapers.
     Operating costs for all Newspapers segment operations, expressed as a percentage of revenues: 78.3% in 2007, compared with 77.5% in 2006.
     Cash flows from segment operations: $118.3 million in 2007, compared with $100.0 million in 2006.
•	The $18.3 million increase was mainly due to the $15.1 million increase in operating income (Table 8).

•	During 2007, the Newspapers segment acquired a building from Quebecor World for a cash consideration of $62.5 million. The corresponding increase in additions to property, plant and equipment, and spending on website launches and on computer projects at the portals, was offset by a year-over-year decrease in instalment payments in 2007 under contracts to acquire six new presses.
Broadcasting segment
     Revenues: $415.5 million in 2007, an increase of $22.2 million (5.6%).
•	Revenues from broadcasting operations increased by $11.7 million, primarily as a result of:
o	higher advertising revenues at the TVA Network and Sun TV;

o	higher subscription and advertising revenues at the specialty channels (Mystère, Argent, Prise 2, LCN, MenTV and Mystery);

o	higher revenues from video on demand, Shopping TVA and commercial production.
•	Revenues from distribution operations increased by $5.5 million due to:
o	more theatrical releases in 2007 than in 2006;

o	increased revenues from video releases.
•	Revenues from publishing operations increased by $1.8 million in 2007. The favourable impact of the acquisition of the interest in TV Hebdo and TV 7 Jours not already held by TVA Group was partially offset by a decrease in newsstand revenues.
     Operating income: $59.4 million in 2007, an increase of $17.3 million (41.1%).
•	Operating income from broadcasting operations increased by $7.2 million, mainly because of:
o	impact of higher revenues from the specialty channels, Sun TV and video on demand;

o	non-recognition in 2007 of current CRTC Part II licence fee accruals for a favourable variance of $4.1 million.
•	Operating income from distribution operations improved by $3.0 million in 2007, mainly because of higher revenues from video releases.

•	Operating income from publishing operations increased by $6.5 million, primarily as a result of reductions in some operating expenses, including printing costs.
     Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues: 85.7% in 2007, compared with 89.3% in 2006. The decrease was mainly due to:
•	decrease in the proportion of fixed costs, on a comparable basis, given revenue growth, coupled with the favourable impact of the reversal of current CRTC Part II licence fee accruals.
     Cash flows from segment operations: $43.2 million in 2007, compared with $33.4 million in 2006.
•	The $9.8 million increase (Table 9) was mainly due to:
o	$17.3 million increase in operating income, partially offset by a $7.2 million increase in additions to property, plant and equipment, primarily due to building improvements and certain data processing projects.
Leisure and Entertainment segment
     Revenues: $329.8 million in 2007, an increase of $14.0 million (4.4%).
•	11.1% increase in the revenues of the Book division in 2007, mainly due to higher revenues in the academic segment and at Messageries A.D.P., due in the latter case to the distribution of several successful releases, including the French translation of the international bestseller The Secret by Rhonda Byrne.

•	0.8% increase in the revenues of Archambault Group.
     Operating income: $27.0 million, an increase of $7.7 million (39.9%). The increase was mainly due to the impact of increases in revenues and decreases in some operating costs.
     Cash flows from segment operations: $24.2 million in 2007, compared with $16.1 million in 2006, an increase of $8.1 million, due primarily to the increase in operating income (Table 10).
Interactive Technologies and Communications segment
     Revenues: $82.0 million in 2007, an increase of $8.1 million (11.0%).
•	The increase was mainly due to:
o	recruitment of new customers;

o	positive impact of the acquisition of Crazy Labs in July 2006.
Partially offset by:
o	impact of lower volume in the U.S.
     Operating income: $2.8 million in 2007, a decrease of $4.7 million (-62.7%).
•	The decrease was due primarily to:
o	lower volume in the U.S.;

o	impact of a change in the stock option plan;

o	one-time charges related to the purchase of all Nurun shares by Quebecor Media;

o	increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC (“Ant Farm”) in 2004;

o	recognition in 2006 of federal research and development tax credits from previous years.
Partially offset by:
o	impact of increased revenues from new customers.
     Cash flows from segment operations: negative $0.5 million in 2007, compared with positive $5.7 million in 2006 (Table 11).
•	The unfavourable variance of $6.2 million was mainly due to:
o	decrease in operating income;

o	increase in additions to property, plant and equipment, caused in part by higher investments in certain computer projects and leasehold improvements.
Cash Flows And Financial Position
Operating Activities
2008 financial year
     Cash flows provided by continuing operating activities: $786.0 million in 2008, compared with $752.1 million in 2007.
•	The $33.9 million increase was mainly due to:
o	$155.6 million increase in operating income:
Partly offset by:
o	$51.0 million increase in use of funds for non-cash balances related to operations, due primarily to disbursements of $94.1 million in connection with the exercise of stock options (the Quebecor Media stock option plan did not allow the exercise of any option before 2008, at which time it covered a six year compensation value). This factor was partially offset by a decrease in accounts receivable and an increase in accounts payable and accrued charges:

o	$41.4 million increase in cash interest expense, mainly as a result of the impact of higher indebtedness:

o	$24.3 million increase in cash charge for restructuring of operations, impairment of assets and other special items.
2007 financial year
     Cash flows provided by continuing operating activities: $752.1 million in 2007, compared with $352.3 million in 2006.
•	The $399.8 million increase was mainly due to:

o	payment of $197.3 million in accrued interest in connection with the repurchase and cancellation of Senior Discount Notes in 2006 as part of the refinancing carried out in January 2006:

o	$164.3 million increase in operating income:

o	$54.9 million positive net change in non-cash balances related to operations.
     Working capital of Quebecor Media: negative $231.9 million at December 31, 2008, compared with negative $128.9 million at December 31, 2007, mainly as a result of the use of tax benefits recorded under current assets, combined with the increase in accounts payable and deferred revenue (Table 13).
     The debt management strategy accounts for most of the working capital deficit. Under the cash management process, receipts of deferred revenues that are periodic and renewable are used to reduce drawings on revolving credit facilities, which are recorded under long-term debt.
Financing Activities
2008 financial year
     Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): an increase of $1.31 billion in 2008.
•	The increase was due mainly to:
o	estimated $673.0 million unfavourable impact of exchange rate fluctuations. The impact of this item was offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o	issuance by Videotron on April 15, 2008 of US$455.0 million in aggregate principal amount of Senior Notes for net proceeds of $447.8 million (after financing expenses). The Senior Notes were sold at a price equivalent to 98.43% of face value, bear 9 1/8% interest (an effective rate of 9 3/8%) and mature on April 15, 2018;

o	increased drawings on the revolving bank credit facilities, long-term credit facilities and bank borrowings of Videotron, TVA Group and Quebecor Media in the amounts of $55.1 million, $37.7 million and $21.2 million respectively;

o	$89.4 million increase in debt related to hedged interest rate exposure and embedded derivatives, due mainly to interest rate fluctuations.
Partially offset by:
o	debt repayments of $25.7 million, mainly by Quebecor Media.
•	Long-term debt and free cash flows from continuing operating activities were used to finance: the disbursement of a cash consideration of $554.6 million for the purpose of acquiring AWS licences; for business acquisitions, including buyouts of minority interests in Nurun, for a cash consideration of $75.2 million when Nurun was taken private; and, in TVA Group, for the disbursement of a cash consideration of $51.4 million under its Substantial Issuer Bid.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $200.6 million at December 31, 2008 (net of a $117.3 million liability at that date), compared with a net liability of $538.5 million at December 31, 2007. The favourable variance was caused by fluctuations in the Canadian dollar against the U.S. dollar, which were partially offset by changes in estimates of the fair value of derivative financial instruments (see “Changes in Accounting Policies and Estimates” below) and the unfavourable combined effect of interest rate fluctuations in Canada and the United States.
     April 7, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and to extend the maturity date to April 2012. Videotron may further increase commitments under the facility by an additional $75.0 million, subject to certain conditions, bringing the total to $650.0 million.
     March 5, 2009: Videotron issued US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). These notes were sold at a price of 98 5/8% of par, bear interest at 9 1/8% per year (for an effective rate of 9.35%) and mature on April 15, 2018. The net proceeds of this offering were used to repay all drawings on Videotron’s revolving credit facilities and for general corporate purposes. In the context of the current instability in the financial markets, Videotron seized an opportunity to optimize its liquidity position through this issuance. These notes form part of a single series with Videotron’s existing 9 1/8% Senior Notes due 2018 that were issued in April 2008 (mentioned above), were issued under the same indenture and have the same terms as these existing notes.
2007 financial year
     Consolidated debt of Quebecor Media (excluding the Additional Amount payable for the beginning-of-period debt balance): increase of $227.1 million in 2007 due mainly to:
•	$809.4 million increase in long-term debt due to the following transactions:
o	completion of a placement on October 5, 2007 of US$700.0 million in aggregate principal amount of Senior Notes due 2016 by Quebecor Media. The notes were sold at a price equivalent to 93 3/4% of face value, bear interest at 7 3/4% (an effective rate of 8.81%) and mature on March 15, 2016. Quebecor Media used the net proceeds of $662.4 million (including accrued interest of $16.6 million) from the placement, as well as its revolving credit facilities, to:
▪	finance the acquisition of Osprey Media for a total consideration of $414.4 million;

▪	repay, on October 31, 2007, US$179.7 million drawn on Sun Media Corporation’s term loan “B”;

▪	settle the $106.0 million liability related to derivative financial instruments connected to the term loan “B”;
o	assumption of debt totalling $161.8 million as part of the acquisition of Osprey Media;

o	financing of the settlement of the Additional Amount payable, for a total consideration of $127.2 million.
•	The increase in long-term debt caused by the above transactions was partially offset by:
o	favourable impact of the exchange rate, estimated at $392.4 million. The decrease in debt related to changes in the exchange rate was, however, generally offset by an increase in liabilities related to the value of the cross-currency swap agreements, entered under “Derivative financial instruments”;

o	reduction in drawings on revolving bank credit facilities and mandatory debt repayments in the total amount of $118.5 million, using cash flows generated by operating activities;

o	$65.5 million favourable impact of the adoption of new accounting standards for financial instruments and hedge accounting (see “Changes in Accounting Policies” below).

•	The value of liabilities related to Quebecor Media’s derivative financial instruments increased from $231.3 million as of December 31, 2006 (or $320.2 million on January 1, 2007, following the adoption of new accounting standards for financial instruments and hedge accounting) to $538.5 million as of December 31, 2007. The repayment of $106.0 million in liabilities related to Sun Media Corporation’s term loan “B” credit facility is reflected in the change in liabilities related to derivative financial instruments.
Investing Activities
2008 financial year
     Additions to property, plant and equipment: $527.3 million in 2008, compared with $468.7 million in 2007.
•	The $58.6 million increase was mainly due to investments in network modernization by the Cable segment and phase two of the project to acquire new presses in the Newspapers segment. In 2007, the Newspapers segment acquired a building from Quebecor World for a cash consideration of $62.5 million.
     Business acquisitions (including buyouts of minority interests): $146.7 million in 2008, compared with $438.6 million in 2007.
•	Business acquisitions in 2008 were as follows:
o	acquired all outstanding Common Shares of Nurun not already held in the first quarter of 2008 for a total cash consideration of $75.2 million;

o	repurchased by TVA Group of 3,000,642 of its Class B Shares in the second quarter of 2008 for a total cash consideration of $51.4 million;

o	acquired certain businesses in 2008, primarily in the Newspapers segment, for a total cash consideration of $15.1 million;

o	made a $5.0 million payment in 2008 in connection with the acquisition of Sogides in 2005.
•	In the third quarter of 2007, Quebecor Media closed the acquisition of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities).
     Acquisition of intangible assets: $567.1 million in 2008 due to the purchase of 17 operating licences for the AWS network, compared with nil in 2007.
2007 financial year
Additions to property, plant and equipment: $468.7 million in 2007, compared with $435.5 million in 2006.
•	The $33.2 million increase was mainly due to:
o	increased investments in network upgrades and modernization by the Cable segment in 2007;

o	acquisition of a building by Quebecor Media from Quebecor World for a cash consideration of $62.5 million:
Partially offset by:
o	decrease in instalment payments in 2007 under contracts to acquire six new presses to be used, among other things, to print some of Quebecor Media’s newspapers.

     Business acquisitions (including buyouts of minority interests): $438.6 million in 2007, compared with $10.5 million in 2006.
•	The substantial increase was mainly due to the acquisition of Osprey Media in August 2007 for a total cash consideration of $414.4 million (excluding $161.8 million in assumed debt).
Financial Position at December 31, 2008
     Net available liquid assets: $572.0 million for the Company and its wholly-owned subsidiaries, consisting in a $15.6 million bank overdraft and $587.6 million in available unused lines of credit.
     Consolidated debt: total $4.35 billion, compared with $3.04 billion at December 31, 2007, a $1.31 billion increase (see “Financing Activities” above).
•	Consolidated debt included Videotron’s $1.81 billion debt ($960.8 million at December 31, 2007), Sun Media Corporation’s $294.3 million debt ($225.1 million at December 31, 2007), Osprey Media’s $134.1 million debt ($150.0 million at December 31, 2007), TVA Group’s $93.9 million debt ($56.1 million at December 31, 2007) and Quebecor Media’s $2.01 billion corporate debt ($1.65 billion at December 31, 2007).
     As of December 31, 2008, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:
Table 12
Aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter
(in millions of Canadian dollars)

2009	$37.1
2010	162.1
2011	166.2
2012	269.6
2013	651.7
2014 and thereafter	3,013.9

Total	$4,300.6

     Dividends declared and paid by Quebecor Media Board of Directors: $65.0 million in 2008. In 2007, the Board of Directors of Quebecor Media declared and paid total dividends of $110.0 million.
     Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. Despite the impact of the current crisis on access to capital markets, the Company believes it will be able to meet future debt payments, which are relatively limited in the next two years.
     Pursuant to their financing agreements, the Company and its subsidiaries are required to respect certain financial ratios and financial covenants. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At December 31, 2008, the Company was in compliance with all required financial ratios and restrictive financial covenants in its main financing agreements.
     Advanced Wireless Services (AWS): In October 2008, the Company and Videotron announced their intention to invest between $800 million and $1.0 billion over the next four years to roll out Videotron’s AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). The Company and Videotron plan to fund future investments in AWS through cash flow generation and available credit facilities. The Company and Videotron currently anticipate that this new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months. Nokia Siemens Networks has been selected to be Videotron’s supplier of hardware, software and related services for Videotron’s AWS network for the next five years.

     Analysis of consolidated balance sheet at December 31, 2008
Table 13
Consolidated balance sheet of Quebecor Media
Analysis of main variances between December 31, 2007 and December 31, 2008
(in millions of Canadian dollars)

	Dec. 31	Dec. 31
	2008	2007	Difference	Main reasons for difference
Assets

Accounts receivable	$483.9	$496.2	$(12.3)	Impact of current variance in activities

Inventory and investment in television products and films	189.3	169.0	20.3	Opening of Archambault store in Laval, Quebec and enlargement of other stores, and impact of customer increase on subscriber equipment in the Cable segment.

Property, plant and equipment	2,334.7	2,110.2	224.5	Additions to property, plant and equipment (see “Investing activities” above), less amortization.

Derivative financial instruments	317.9	0.2	317.7	Increase in assets related to derivative financial instruments (see “Financing Activities” above).

Intangible assets	858.6	334.4	524.2	Acquisition of 17 operating licences in Advanced Wireless Services spectrum auction (see “Advanced Wireless Services (AWS)” above), partially offset by $40.2 million impairment of mastheads in the Newspapers segment in December 2008.

Goodwill	3,516.7	4,081.3	(564.6)	$631.0 million goodwill impairment in December 2008, including $595.0 million in the Newspapers segment, partially offset by increase in Company’s interest in Nurun and TVA Group, payment of a contingent consideration related to the acquisition of Sogides, acquisition of other businesses, and finalization of purchase price equation for Osprey Media acquisition.

Liabilities

Accounts payable and accrued charges	$793.7	$756.0	$37.7	Increase in provision for CRTC Part II licence fees at Videotron and TVA Group, increase in volume in Cable segment, and increase in reserve for restructuring in Newspapers segment, partially offset by disbursements in connection with stock option plan.

Deferred revenue	224.0	202.7	21.3	Increase in Cable segment customer base and increased volume at Quebecor MediaPages.

Long-term debt	4,298.7	3,002.8	1,295.9	See “Financing activities” above

Derivative financial instruments	117.3	538.7	(421.4)	See “Financing activities” above

Net future tax liabilities(1)	242.3	81.5	160.8	Use of tax benefits, decrease in future tax assets resulting from exercise of stock options, and increase in future tax liabilities related to temporary differences in property, plant and equipment.

Non-controlling interest	106.0	154.2	(48.2)	Partial buyout of non-controlling interest by TVA Group and full buyout by Quebecor Media of non-controlling interest in Nurun

(1)	Long-term liabilities less current and long-term assets.

Additional Information
Contractual Obligations
     At December 31, 2008, material contractual obligations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. Table 14 below shows a summary of those contractual obligations.
Table 14
Contractual obligations of Quebecor Media as of December 31, 2008
(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more
Long-term debt	4,300.6	37.1	328.3	921.3	3,013.9
Interest payments[1]	1,746.0	241.4	549.0	491.4	464.2
Operating leases	259.6	54.1	67.1	43.2	95.2
Additions to property, plant and equipment and other commitments	138.6	80.8	38.6	7.2	12.0
Derivative financial instruments[2]	(176.4)	(0.2)	(0.3)	48.3	(224.2)

Total contractual obligations	6,268.4	413.2	982.7	1,511.4	3,361.1

1.	Estimated interest payable on long-term debt, based on interest rates, hedging interest rates and hedging of foreign exchange rates as of December 31, 2008.

2.	Estimated future receipts, net of disbursements related to derivative financial instruments used for foreign exchange hedging.
     Quebecor Media is investing in two capital projects involving modernization and relocation of some of its printing operations in Quebec and Ontario, including acquisition of six new presses and state-of-the-art inserting and shipping equipment. The outstanding balance of commitments related to this project at December 31, 2008 was $14.1 million.
     In the normal course of business, TVA Group contracts commitments respecting broadcast rights for television programs and films, and respecting distribution rights for audiovisual content. The outstanding balance of such commitments was $59.4 million at December 31, 2008.
     Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2008, the total newsprint consumption of our newspaper operations was approximately 176,000 metric tonnes. In order to obtain more favourable pricing, Quebecor Media sources substantially all of its newsprint from a single newsprint producer. Newsprint represents approximately 11.2% ($106.9 million) of the Newspapers segment’s cost of sales for the year ended December 31, 2008. Quebecor Media currently obtains newsprint from this supplier at a discount to market prices, and receives additional volume rebates for purchases above certain thresholds ceiling. There can be no assurance that this supplier will continue to supply newsprint to Quebecor Media on favourable terms or at all.
     The Company monitors the funded status of its pension plans regularly. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $35.2 million for the year ended December 31, 2008 ($36.7 million in 2007 and $37.6 million in 2006).
     In the light of the actual return on plan assets realized in 2008, the Company estimate that the cash contribution to its defined benefit plans, for which actuarial valuations are performed as of December 31, 2008, will increase by $14.0 million per year for each of the next five years.
Financial Instruments
     Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

     As at December 31, 2008, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
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
     The Company does not hold or use any derivative instruments for trading purposes (see also “Financial risk Management” below).
     Certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.
     Table 15 below shows the fair value of derivative financial instruments (see also “Critical Accounting Policies and Estimates — Derivative Financial Instruments” below).
Table 15: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of dollars)

	December 31, 2008			December 31, 2007
			Book value			Book value and
	Notional		and fair value	Notional		fair value
	value		asset (liability)	value		asset (liability)
Derivative financial instruments:
Interest rate swap agreements	CA$	217.2	(7.5)	CA$	75.0	0.2
Foreign exchange forward contracts:
— In US$	US$	274.5	9.0	US$	73.1	(4.2)
— In €		€12.9	0.1		€13.0	(0.2)
— In CHF	CHF	2.3	—	CHF	6.7	(0.1)
Cross-currency interest rate swap agreements	US$	3,050.4	199.0	US$	2,598.9	(534.2)
     In 2008, Quebecor Media recorded a $47.2 million gain on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($44.3 million loss in 2007). A foreign-exchange loss of $34.3 million ($34.8 million gain in 2007) was recognized in connection with the financial instruments hedged by these derivatives. In 2008, Quebecor Media recorded a $16.6 million loss on the ineffective portion of fair value hedging relationships ($4.8 million gain in 2007). Finally, a $16.7 million loss was recorded under other comprehensive income in 2008 in relation to cash flow hedging relationships ($36.5 million gain in 2007).
Related Party Transactions
     The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from unrelated third parties.
Operating transactions
     During the year ended December 31, 2008, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $11.8 million ($9.0 million in 2007 and $14.8 million in 2006), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.4 million ($0.4 million in 2007 and $0.2 million in 2006). These transactions were concluded and accounted for at the exchange amount.
     During the year ended December 31, 2008, the Company, received interest of $1.0 million ($0.9 million in 2007 and 2006) from Quebecor Inc. As of December 31, 2008, cash and cash equivalents totalling $11.8 million ($19.3 million as of December 31, 2007) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.
     Management arrangements
     The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In 2008, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2007 and 2006), and incurred management fees of $1.1 million ($1.1 million in 2007 and 2006) with the shareholders.
     Tax transactions
     In 2008, 2007 and 2006, the parent company transferred $104.9 million, $66.5 million and $74.2 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $18.4 million, $14.9 million and $16.1 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $6.4 million and $7.7 million, respectively, of its income tax expense in 2008 and 2007, and expects to reduce its income tax expense by $14.0 million in the future.
     Quebecor World Inc.
     On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, Quebecor World Inc. is no longer a related company under Canadian GAAP. Prior to this date, the following transactions were made with Quebecor World Inc.:
•	From January 1, 2008 to January 21, 2008, the Company made purchases from Quebecor World Inc. of $3.0 million ($55.3 million in 2007 and $74.8 million in 2006) and made sales to Quebecor World Inc. of $1.3 million ($17.9 million in 2007 and 2006).

•	On January 10, 2008, the Company settled a balance of $4.3 million payable to Quebecor World Inc. by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

•	In October 2007, the Company increased its investment in Nurun Inc. by acquiring. 500,000 Common Shares of Nurun Inc. from Quebecor World Inc. at the exchange amount, for a cash consideration of $1.7 million.

•	On October 11, 2007, the Company acquired a property from Quebecor World Inc. for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property for a 17-year term. The consideration for the two transactions was settled by the payment of a net amount of $43.9 million to Quebecor World Inc. as of the date of the transactions, and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted for at the exchange amount.

•	During the year ended December 31, 2006, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million from Quebecor World Inc. that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million (net of non-controlling interest), which was recorded as contributed surplus.
Guarantees
     In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:
     Operating leases
     The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain leased premises, with expiry dates through 2017. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2008, the maximum exposure with respect to these guarantees was $17.8 million and no liability has been recorded in the consolidated balance sheet. In prior years, the Company has not made any payments relating to these guarantees.
     Business and asset disposals
     In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet. In prior years, the Company has not made any payments relating to these guarantees.
     Outsourcing companies and suppliers
     In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. In prior years, the Company has not made any payments relating to these guarantees.
Risks and Uncertainties
     Quebecor Media operates in the communications and media industries, which entail a variety of risk factors and uncertainties. Quebecor Media’s operating environment and financial results may be materially affected by the risks and uncertainties discussed herein and in further detail elsewhere in this Annual Report including under “Item 3. Risk Factors”.
     Financial risk Management
     The Company’s financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.
     From its use of financial instruments, the Company and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency. The Company and it subsidiaries do not intend to settle their financial derivative instruments prior to their maturity, as none of these instruments is held or issued for speculative purposes. The Company and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
     Description of derivative financial instruments
Table 16
Foreign Exchange Forward Contracts
At December 31, 2008
(in millions of dollars)

		Average
Currencies (sold/bought)	Maturing	Exchange Rate	Notional Amount
Quebecor Media Inc.
$/Euro	Less than 1 year	1.6796	$21.6
$/CHF	Less than 1 year	1.1304	2.6
Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2
Videotron Ltd. and its subsidiaries
$/US$	Less than 1 year	1.0865	75.5
Table 17
Cross-Currency Interest Rate Swaps
as at December 31, 2008
(in millions of dollars)

						CDN dollar
					Annual	exchange rate on
				Annual effective	nominal	interest and
	Period	Notional		interest rate	interest	capital payments
	covered	amount		using hedged rate	rate of debt	per one US dollar
Quebecor Media Inc.
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan “B” credit facilities	2006 to 2009	US$	194.5	6.27%	LIBOR plus 2.00%	1.1625
Term loan “B” credit facilities	2009 to 2013	US$	194.5	Bankers’ acceptances 3 months plus 2.22%	LIBOR plus 2.00%	1.1625
Term loan “B” credit facilities	2006 to 2013	US$	145.9	6.44%	LIBOR plus 2.00%	1.1625
Videotron Ltd.
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Sun Media Corporation
Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptances 3 months plus 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptances 3 months plus 3.70%	7.625%	1.5227
Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Table 18
Interest Rate Swaps
At December 31, 2008
(in millions of dollars)

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate
Osprey Media Publishing Inc.
December 2010	$50.0	Pay fixed/Receive floating	3.53%	Bankers’ acceptances 3 months
December 2010	$43.3	Pay fixed/Receive floating	2.13%	Bankers’ acceptances 1 month
December 2010	$40.0	Pay fixed/Receive floating	2.73%	Bankers’ acceptances 3 months
Sun Media Corporation
October 2012	$38.9	Pay fixed/Receive floating	3.75%	Bankers’ acceptances 3 months
TVA Group Inc.
March 2010	$45.0	Pay fixed/Receive floating	1.88%	Bankers’ acceptances 1 month
     Fair value of financial instruments
     The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand.
     The carrying value and fair values of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:
Table 19
Fair Value of Financial Instruments
At December 31, 2008
(in millions of dollars)

	Carrying	2008	Carrying	2007
	value	Fair value	value	Fair value
Quebecor Media Inc.
Long-term debt [1]	$(2 013.7)	$(1 491.3)	$(1 664.9)	$(1 646.6)
Cross-currency interest rate swaps	182.5	182.5	(159.8)	(159.8)
Foreign exchange forward contracts	0.1	0.1	(0.3)	(0.3)
Videotron Ltd.
Long-term debt [1]	(1 766.6)	(1 577.0)	(973.3)	(938.2)
Cross-currency interest rate swaps	69.5	69.5	(241.3)	(241.3)
Foreign exchange forward contracts	9.0	9.0	(4.2)	(4.2)
Sun Media Corporation
Long-term debt [1]	(294.2)	(242.4)	(238.0)	(234.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(53.0)	(53.0)	(133.1)	(133.1)
Interest rate swaps	(3.0)	(3.0)	—	—
Osprey Media Publishing Inc.
Long-term debt [1]	(132.3)	(128.1)	(145.3)	(145.3)
Interest rate swaps	(4.1)	(4.1)	0.2	0.2
TVA Group Inc.
Long-term debt [1]	(93.8)	(91.4)	(56.3)	(56.3)
Interest rate swaps	(0.4)	(0.4)	—	—

1.	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, or financing fees.
     The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross-currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.
     Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument
     Credit risk management
     Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
     In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $47.6 million as of December 31, 2008 ($34.0 million as of December 31, 2007). As of December 31, 2008, 11.3% of trade receivables were 90 days past their billing date (10.9% as of December 31, 2007).
     The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
     From their use of derivative financial instruments, the Company and its subsidiaries are exposed to the risk of non-performance by a third party. When the Company and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits.
     Liquidity risk management
     Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.7 years as of December 31, 2008.
     Market risk
     Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
     Foreign currency risk
     Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2008 and to hedge their exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

     The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

		Other
		comprehensive
	Income	income
Increase of $0.10
Gain (loss) U.S. dollar-denominated accounts payable	$(0.7)	$—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(1.2)	78.2
Decrease of $0.10
Gain (loss) U.S. dollar-denominated accounts payable	0.7	—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	1.2	(78.2)
     Interest rate risk and non-performance risk
     The Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (prime). The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2008, after taking into account the hedging instruments, long-term debt was comprised of 64.5% fixed rate debt and 35.5% floating rate debt.
     The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate is $15.0 million.
     The estimated sensitivities on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, are as follows:

		Other
		comprehensive
	Income	income
Increase of 100 basis point	$10.3	$(1.6)
Decrease of 100 basis point	(10.3)	1.6
     Capital management
     The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.
     In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to shareholders. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.
     The Company’s capital structure is composed of shareholders’ equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents. The capital structure is as follows:

Table 21
Capital structure of Quebecor Media
At December 31, 2008
(in millions of dollars)

	2008	2007
Bank indebtedness	$11.5	$16.3
Long-term debt	4 335.8	3 027.5
Net (assets) liabilities related to derivative financial instruments	(200.6)	538.5
Non-controlling interest	106.0	154.2
Cash and cash equivalents	(22.5)	(26.1)

Net liabilities	4 230.2	3 710.4
Shareholders’ equity	$1 943.0	$2 450.3

     The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions, as well as certain financial ratios.
Contingencies
     From time to time, Quebecor Media is a party to various legal proceedings arising in the ordinary course of business.
     Legal proceedings against certain of the Company’s subsidiaries were initiated by another company in relation to printing contracts, including the resiliation of printing contracts. As with any litigation subject to a judicial process, the outcome of such proceedings is impossible to determine with certainty. However, management believes that the suits are without merit and intends to vigorously defend its position.
     On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Quebec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of this annual report to determine with a reasonable degree of certainty the outcome of this legal proceeding, Videotron’s management believes that the suit is without merit and intends to vigorously defend its position.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results or on its financial position.
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
     Revenue recognition policies for each of the Company’s main segments are as follows:
     Cable segment
     The Cable segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, IP telephony or wireless telephone, including connecting fees) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.
     Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of wireless phones, revenues from equipment sales are recognized when the phone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotion offers related to equipment, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.
     Newspapers segment
     Revenues of the Newspapers segment, derived from circulation and advertising are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.
     Broadcasting segment
     Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns.
     Revenues derived from the distribution of televisual products and movies and from television program rights are recognized when the customer can begin exploitation, exhibition or sale, and the licence period of the arrangement has begun.
     Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the distribution of DVDs are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.
     Leisure and Entertainment segment
     Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

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
     The fair value of goodwill is determined in the same manner as for a business combination. Quebecor Media allocates the fair value of a reporting unit to all of the identifiable assets and liabilities of the unit, whether or not recognized separately and the excess of the fair value over the amounts assigned to the reporting unit’s identifiable assets and liabilities is the fair value of goodwill.
     The judgment used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.
     In the fourth quarter of 2008, the adverse financial and economic environment currently affecting industries of certain of the Company’s segments triggered a goodwill impairment test related to reporting units of the Newspapers, Leisure and Entertainment, and Interactive Technologies and Communications segments. As a result, the Company concluded that these segments’ goodwill were impaired. The Company is in the process of performing the second step of the goodwill impairment test and a total preliminary estimated non cash goodwill impairment loss of $631.0 million, without any tax consequences, has been recorded: $595.0 million in the Newspapers segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. The Company will complete the measurement of the goodwill impairment loss as soon as possible and any adjustment to the estimated loss will be recognized in a subsequent reporting period.
     In the process of performing the second step of the test, an estimated fair value of $675.0 million was attributed to intangible assets such as mastheads and customer relationships without recognition in the books, representing an estimated excess of $340.0 million, net of future income tax, over the carrying value of these related intangibles assets. Therefore, a lesser portion of the reporting units’ fair value was attributed to goodwill. As a result, the magnitude of the estimated goodwill impairment exceeded significantly the reporting units’ overall carrying value impairment.
     The net book value of the goodwill as at December 31, 2008 was $3.52 billion.
     Intangible Assets with Indefinite Useful Life
     Intangible assets such as mastheads and broadcasting licences, that have an indefinite useful life, are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the consolidated statements of income for the excess, if any.

     To determine the fair value of its mastheads, Quebecor Media uses a discounted future cash flows valuation method.
     To determine the fair value of its broadcasting licences, Quebecor Media uses the “Greenfield” approach that is based on a discounted future cash flows valuation method.
     These methods involve the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.
     The judgment used in determining the fair value of the intangible assets with indefinite useful life may affect the value of the impairment to be recorded.
     In the fourth quarter of 2008, the adverse financial and economic environment currently affecting industries of certain of the Company’s segments triggered a mastheads impairment test related to the Newspapers reporting unit. As a result, the Company concluded that this segment’s mastheads were impaired and a non cash impairment loss of $40.2 million was recorded ($28.9 million net of income tax).
     The net book value of mastheads and broadcasting licences as at December 31, 2008 were $65.4 million and $88.3 million respectively.
     Impairment of Long-Lived Assets
     Quebecor Media reviews the carrying amounts of its long-lived assets with definite useful life by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Such assets include property plant and equipment, customer relationship and non-competition agreement. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after a plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset’s or group of asset’s carrying amount exceeds its fair value is recognized as an impairment loss. Quebecor Media estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.
     In the fourth quarter of 2008, the Company concluded that impairment tests were triggered by the restructuring initiatives of December 2008 and the loss of an important printing contract and that certain long-lived assets were impaired. As a result, an impairment charge of $19.1 million related to certain buildings, equipment and machinery was recorded.
     Derivative Financial Instruments and Hedge Accounting
     The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.
     The Company enters into the following types of derivative financial instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on (i) anticipated equipment or inventory purchases in a foreign currency and (ii) principal payments on long-term debt in a foreign currency. These latest foreign exchange forward contracts are designated as cash flow hedges.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

•	The Company uses interest rate swaps to manage the fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
     Effective January 1, 2007, under hedge accounting, the Company applies the following accounting policies:
•	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
     Prior to 2007, under hedge accounting, the Company recorded its hedges relationships as follows:
•	For purchases of property, plant and equipment or inventories hedged by foreign exchange forward contracts, foreign exchange translation gains and losses were recognized as an adjustment to the cost of the hedged item when the transaction was recorded.

•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were offset by corresponding gains and losses on derivative instruments recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expenses over the term of the agreement.

•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.

•	In addition, realized and unrealized gains or losses associated with derivative financial instruments that were terminated or ceased to be effective prior to maturity, for hedge accounting purposes were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative financial instrument, any realized or unrealized gain or loss on such derivative financial instrument was recognized in income.

     Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.
     Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as gain or loss on valuation and translation of financial instruments.
     The majority of derivative financial instruments are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.
     The judgement used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the statements of income, and the value of the gain or loss on derivative financial instruments reported in the statements of comprehensive income (see also below “ Risks and Uncertainties — Financial Risk Management ”).
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
     A one-percentage point change in the discount rate would have the following effects:

		Pension		Postretirement
		benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis (in million)	increase	decrease	increase	decrease
Effect on benefit costs (gain) loss	$(6.2)	$6.7	$(0.5)	$0.6
Effect on benefit obligations	(66.4)	76.5	(5.0)	6.0

     A one-percentage point change in the expected return on plan assets would have the following effects:

		Pension		Postretirement
		benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis (in million)	increase	decrease	increase	decrease
Effect on benefit costs (gain) loss	(3.7)	3.7	—	—
     A one-percentage point change in the rate of compensation increase would have the following effects:

		Pension		Postretirement
		benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis (in million)	increase	decrease	increase	decrease
Effect on benefit costs (gain) loss	$2.3	$(2.0)	$—	$—
Effect on benefit obligations	9.1	(9.0)	—	—
     A one-percentage point change in the assumed health care cost trend would have the following effects:

		Postretirement
		benefits
	1%	1%
Sensitivity analysis (in million)	increase	decrease
Effect on benefit costs (gain) loss	$0.9	$(0.7)
Effect on benefit obligations	5.5	(4.2)
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
     The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of goodwill and intangible assets impairment to be recognized, if any, after the date of acquisition, as discussed above under “— Goodwill”
and “— Intangible Assets with Indefinite Useful Life .”

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
Changes in Accounting Policies and Estimates
     Current changes in accounting policies
     On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements; the new accounting policy is described in note 1(l).
     On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results.
     Current changes in accounting estimates
     The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. In the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position and in an asset position. These amendments change the way the Company factors counterparty and its own non-performance risk in its valuation technique, considering market development and recent accounting guidelines. The cumulative impact of these changes as of December 31, 2008, is a decrease of the fair value of these derivatives by $22.7 million, a decrease of the loss on valuation and translation of financial instruments by $4.9 million, and an increase of other comprehensive loss by $27.6 million (before income taxes).
Recent Accounting Developments in Canada
     In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard, although it does not expect the adoption will have a material impact on its consolidated financial statements.
     In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide in the 2011 financial statements IFRS comparative information for the 2010 fiscal year. The Company is currently assessing the impacts of the IFRS convergence initiative.
     IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, the Company has established a formal governance structure which includes senior levels of management from all relevant departments and subsidiaries, and has also engaged an external expert advisor.
     The Company has completed a detailed diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls, and information systems, and has commenced the development phase of implementation strategies. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
     At this time, the impact on the Company’s future financial position and results of operations is not yet reasonably determinable while the Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. Further updates on the progress to conversion and potential reporting impact from the adoption of IFRS will be provided during the implementation period to follow.
Recent Accounting Developments in the United States
     On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
     In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A — Directors and Senior Management
     The following table sets forth certain information concerning our directors and senior executive officers at February 15, 2009:

Name and Municipality of Residence	Age	Position
Serge Gouin Outremont, Quebec	65	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee

Pierre Karl Péladeau Outremont, Quebec	47	Director, President and Chief Executive Officer

Érik Péladeau Rosemère, Quebec	53	Director and Vice Chairman of the Board of Directors

Jean La Couture, FCA Montreal, Quebec	62	Director and Chairman of the Audit Committee

André Delisle Montreal, Quebec	62	Director and Member of the Audit Committee

A Michel Lavigne, FCA Brossard, Quebec	58	Director and Member of the Audit Committee and the Compensation Committee

Samuel Minzberg Westmount, Quebec	59	Director and Member of the Compensation Committee

The Right Honourable Brian Mulroney, P C , C C , LL D Westmount, Quebec	69	Director

Jean Neveu Longueuil, Quebec	68	Director

Normand Provost Brossard, Quebec	54	Director

Hugues Simard Outremont, Quebec	42	Senior Vice President, Development and Strategy

Louis Morin Kirkland, Quebec	51	Vice President and Chief Financial Officer

Isabelle Dessureault Verdun, Quebec	38	Vice President, Public Affairs

Michel Ethier Montreal, Quebec	53	Vice President, Taxation

Bruno Leclaire Saint-Bruno, Quebec	43	Vice President, Interactive Media

Roger Martel Montreal, Quebec	60	Vice President, Internal Audit

Denis Sabourin Kirkland, Quebec	48	Vice President and Corporate Controller

Name and Municipality of Residence	Age	Position
Claudine Tremblay Nuns’ Island, Quebec	55	Vice President and Secretary

Julie Tremblay Westmount, Quebec	49	Vice President, Human Resources

Marc Tremblay Westmount, Quebec	48	Vice President, Legal Affairs

Jean-François Pruneau Repentigny, Quebec	38	Treasurer

Christian Marcoux Laval, Quebec	34	Assistant Secretary
     Serge Gouin, Director, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron and Sun Media since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group). Mr. Gouin is also a member of the Board of Directors of Biovail Corporation, Onex Corporation and TVA Group.
     Pierre Karl Péladeau, Director and President and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media since August 2000. Mr. Péladeau has served as President and Chief Executive Officer of Quebecor Media since August 2008, a position he also previously held from August 2000 to March 2004. Mr. Péladeau is also President and Chief Executive Officer of Quebecor Inc. and Sun Media Corporation. He was Vice Chairman of the Board of Directors and Chief Executive Officer of the Company from May 11, 2006 to August 2008 and President and Chief Executive Officer of Quebecor World Inc., from March 12, 2004 to May 11, 2006. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media and in 2000, he was responsible for the acquisition of Le Groupe Videotron Ltée. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.
     Érik Péladeau, Director and Vice Chairman of the Board of Directors. Mr. Péladeau has been a Director of Quebecor Media since January 2001. He re-assumed the position of Vice Chairman of the Board of Directors of Quebecor Media in March 2005, having also held that position from January 2001 to March 2004. Mr. Péladeau served as Chairman of the Board of Directors of Quebecor Media from March 2004 to March 2005. Mr. Péladeau is currently Vice Chairman of the Board of Directors of Quebecor, a position he has held since April 1999 and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for more than 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor as Assistant Vice President for its printing division and has held several other management positions since then. Érik Péladeau is the brother of Pierre Karl Péladeau.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and he has also serves as a Director and Chairman of the Audit Committee of each of Quebecor. Sun Media and Videotron. Mr. La Couture was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Quebec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Quebec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc.
     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Quebecor Media and a member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and member of the Audit Committee of each of Videotron and Sun Media. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montreal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Quebec and the Quebec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Quebec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Quebec Economists and a member of the Barreau du Quebec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron, Sun Media and TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Quebec and a member of the Canadian Institute of Chartered Accountants since 1973.
     Samuel Minzberg, Director and member of Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997, he was a partner at the Montreal predecessor law firm to Davies Ward Phillips & Vineberg (Montreal). He also serves as a Director of HSBC Bank Canada and Reitmans (Canada) Limited. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.
     The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World since April 2002. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault LLP in Montreal, Quebec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montreal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations including Quebecor, Quebecor World, Barrick Gold Corporation, Archer Daniels Midland Company, Wyndham Worldwide Corporation, The Blackstone Group LP and Independent News and Media, PLC.
     Jean Neveu, Director. Mr. Neveu has been a Director of Quebecor Media since January 2001. Mr. Neveu was also Chairman of our Compensation Committee from May 2004 to February 2006. Mr. Neveu has been a Director of Quebecor since 1988 and its Chairman since 1999. Mr. Neveu has also been a Director and the Chairman of TVA Group since 2001. He joined Quebecor in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor as its Vice President, Dailies and later became Senior Vice President. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor, a position he has held until 1999. In April 1999, he was appointed Chairman of Quebecor. In addition, Mr. Neveu served as a Director of Quebecor World Inc. from 1989 to 2008, as its Chairman and Chief Executive Officer from 1989 to 1997 and as its Chairman from 1997 to 2002. He also served as Quebecor World’s interim President and Chief Executive Officer from March 2003 to March 2004.

     Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity, of the Caisse de dépôt et placement du Québec since November 2003. Mr. Provost joined the Caisse de dépôt et placement du Quebec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Quebec and the Montreal Chamber of Commerce.
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
     Louis Morin, Vice President and Chief Financial Officer. Mr. Morin became Vice President and Chief Financial Officer of Quebecor Media on January 15, 2007. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that, Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. In January 2008, Mr. Morin was appointed Vice President and Chief Financial Officer of Quebecor. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montreal and is a Chartered Accountant.
     Isabelle Dessureault, M.B.A., Vice President, Public Affairs. Ms. Dessureault was appointed Vice President, Public Affairs of Quebecor Media in November 2008. In 2005, after working a dozen years as a consultant, including eight years with National Public Relations, where she was a partner in the Montreal office, Ms. Dessureault joined Videotron as General Manager, Communications. From 2006 to 2008, Ms. Dessureault was Vice President with combined responsibility for Videotron Corporate Affairs and the VOX television channel. Ms. Dessureault studied at the Amsterdam School of Business and is a graduate of the Université du Quebec at Montreal, and holds an MBA from Concordia University.
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
     Bruno Leclaire, Vice President, Interactive Media. Since March 2006, Mr. Leclaire has served as Vice President, Interactive Media of Quebecor Media. He is also, since February 2003, President and Chief Executive Officer of Canoe. Mr. Leclaire was appointed President of Jobboom in February 2001.
     Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Quebecor Media since February 2004. He acts in the same capacity for Quebecor, Videotron and Sun Media. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron ltée.
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
     Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary of Quebecor Media on January 1st, 2008. Prior to her appointment to her current position, Ms. Tremblay was Senior Director,

Corporate Secretariat for Quebecor Media, Quebecor World Inc. and Quebecor from 2003 to December 2007. Ms. Tremblay has been Secretary of Videotron and Sun Media since November 2006 and September 2001, respectively. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group. Prior to joining the Quebecor group of companies in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Quebec since 1977.
     Julie Tremblay, Vice President, Human Resources. Ms. Tremblay rejoined Quebecor Media in May 2007, after having served in this position from August 1998 to April 2003, which is when she was transferred to Quebecor World as Vice President, Human Resources. Ms. Tremblay remained responsible for the Human Resources of Quebecor World until October 2007. She has also held the position of Vice President, Human Resources of Quebecor, a position she has held over a period of 8 years. Ms. Tremblay has worked for the Quebecor group of companies in different positions for the past 19 years. Prior to joining the Quebecor Group, she practiced in a private law firm. She has been a member of the Quebec Bar Association since 1984.
     Marc Tremblay, Vice President, Legal Affairs. Mr. Tremblay has been appointed Vice President, Legal Affairs at Quebecor Media on March 30, 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP for the past 22 years. He has been a member of the Quebec Bar Association since 1983.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Quebecor Media since October 2005. In addition, Mr. Pruneau has also served as Treasurer of Videotron and Sun Media since the same date. Mr. Pruneau was named Treasurer of Quebecor in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media. Before being appointed Treasurer of Quebecor Media, Mr. Pruneau successively served as Director, Finance and Assistant Treasurer - Corporate Finance of Quebecor Media. Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Quebecor Media in January 2008. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance. He is currently acting as Assistant Secretary of Quebecor, TVA Group, Sun Media and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Quebec Bar Association since 2000.
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
C — Compensation
Compensation of Directors
     Our directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2008, each Director is entitled to receive an annual director’s fee of $42,500 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each Board or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,500 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $12,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. Each Compensation Committee member, other than the president, also receive additional fees of $2,000 per year. Each Audit Committee member, other than the president, also receives additional fees of $4,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as Chairman of the Board of Directors of our parent company, Quebecor, receives compensation for its position of Chairman of the Board of our ultimate parent company and does not receive any annual fees or attendance fees for its position of Director of Quebecor Media. In addition, Mr. Neveu’s compensation is not subject to the Quebecor Inc. Directors’ Deferred Stock Unit Plan, which we refer to as the DSUP plan. Mr. Serge Gouin, who serves as Chairman of the Board of Quebecor Media, receives compensation from us for acting in such capacity.

     During the financial year ended December 31, 2008, the amount of compensation (including benefits in kind) paid to seven of our Directors (other than Pierre Karl Péladeau, Éric Péladeau and Jean Neveu) for services in all capacities to Quebecor Media and its subsidiaries was $766,500. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.
     In addition to the compensation described above, our directors who are also Directors of Quebecor (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the Quebecor Inc. DSUP plan. Under this plan, each beneficiary receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $55,000. Subject to certain conditions, each beneficiary may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director. Since January 1, 2004 and March 12, 2004, respectively, Erik Péladeau and Pierre Karl Péladeau no longer receive compensation in the form of units for serving as directors of Quebecor.
     Under the Quebecor Inc. DSUP plan, beneficiaries are credited, on the last day of each fiscal quarter of Quebecor, a number of units determined on the basis of the amounts payable to such director in respect of such fiscal quarter, divided by the value of a unit. The value of a unit means the weighted average trading price of the Class B Shares of Quebecor on the Toronto Stock Exchange over the five trading days immediately preceding such date. The units take the form of a credit to the account of the director, who may not convert such units into cash as long as he or she remains a director.
     Under the Quebecor Inc. DSUP plan, all of the units credited to the beneficiary are redeemed by Quebecor and the value of these units are paid when the director ceases to serve as a director of Quebecor. For purposes of redemption of units, the value of a unit corresponds to the market value of Class B Shares at the redemption date, being the closing price of the Class B Shares on The Toronto Stock Exchange on the last trading day preceding such date.
     Units entitle the holders thereof to dividends which will be paid in the form of additional units at the same rate as applicable to dividends paid on the Class B Shares.
     No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor were redeemed in 2008.
     As of December 31, 2008, the Right Honourable Brian Mulroney held 17,594 units, Pierre Karl Péladeau held 6,303 units, Jean La Couture held 6,168 units and Érik Péladeau held 3,763 units under the Quebecor Inc. DSUP plan.
Compensation of Executive Officers
     Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 15% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media’s Stock Option Plan.
     For the financial year ended December 31, 2008, our senior executive officers, as a group, received aggregate compensation of $5.2 million for services they rendered in all capacities during 2008, which amount includes base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.
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

     Under this stock option plan, 6,180,140 Quebecor Media Common Shares (representing 5% of all of the outstanding shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding shares of Quebecor Media.
     During the year ended December 31, 2008, an aggregate total of 110,000 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $46.84 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2008, a total of 2,824,012 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $94.1 million . The Quebecor Media stock option plan did not allow the exercise of any option before 2008, at which time it covered a six year compensation value. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2008, an aggregate total of 3,843,297 options remain outstanding (of which 232,903 were vested as at that date), with a weighted average exercise price of $41.05 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 20 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.
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
     During the year ended December 31, 2008, 483,065 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $26.79 per share, were granted to one senior executive officer of Quebecor Media. As of December 31, 2008, a total of 2,155,781 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $29.92 per share, were held by two senior executive officers of Quebecor Media. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2008 was $19.63 per share.

     Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The greater benefits under this plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $122,222. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $6,111 in respect of 2009.
     The total amount contributed by Quebecor Media in 2008 to provide the pension benefits was $23.1 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 26 to our audited consolidated financial statements included under Item 17 of this annual report.
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$122,222 or more	$24,444	$36,667	$48,889	$61,111	$73,333
Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plans in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. Five senior executive officers of Quebecor Media are participants under the Quebecor Media plan.
     The pensions of the five senior executive officers who participate in the Quebecor Media plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree’s pension and payable for up to 10 years.
     As of December 31, 2008, these five senior executive officers of Quebecor Media had credited service of approximately six years or less. The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$ 200,000	$15,556	$23,333	$31,111	$38,889	$46,667
$ 300,000	$35,556	$53,333	$71,111	$88,889	$106,667
$ 400,000	$55,556	$83,333	$111,111	$138,889	$166,667
$ 500,000	$75,556	$113,333	$151,111	$188,889	$226,667
$ 600,000	$95,556	$143,333	$191,111	$238,889	$286,667
$ 800,000	$135,556	$203,333	$271,111	$338,889	$406,667
$1,000,000	$175,556	$263,333	$351,111	$438,889	$526,667
$1,200,000	$215,556	$323,333	$431,111	$538,889	$646,667
$1,400,000	$255,556	$383,333	$511,111	$638,889	$766,667

D — Liability Insurance
     Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Quebecor Media and our subsidiaries, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor, which is then reimbursed by Quebecor Media and its subsidiaries for their ratable portion thereof.
E — Employees
     At December 31, 2008, we had approximately 17,100 employees on a consolidated basis. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2008.

	Total number	Number of employees under	Number of
Operations	of employees	collective agreements	collective agreements
Cable	4,770	2,850	5
Newspapers(1)	7,940	2,680	86
Broadcasting	1,980	810	15
Leisure and Entertainment	1,490	320	6
Interactive Technologies and Communications	780	0	0
Head office	140	—	—

Total	17,100	6,660	112

(1)	This number includes, among others, 480 employees of Canoe, which is now part of our Newspapers segment. In December 2008, Sun Media Corporation announced a reduction of approximately 600 full-time employees. There remain employees who will exit the organization over the next few months as a result of this.
     At December 31, 2008, approximately 39% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 112 collective bargaining agreements:
•	Videotron is party to 5 collective bargaining agreements, representing approximately 2,850 employees. Of these collective bargaining agreements, one (representing approximately 40 employees) has expired, and negotiations are ongoing. Two others, representing approximately 2,510 employees, or 88% of Videotron’s unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing approximately 300 employees, or 10% of Videotron’s unionized workforce will expire between December 31, 2010 and August 31, 2011;

•	Sun Media (including Osprey Media) is party to 84 collective bargaining agreements, representing approximately 2 480 employees. One collective bargaining agreement, representing 6 employees, is under negotiation. 8 collective bargaining agreements, representing approximately 510 employees, or 20% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2009. One collective agreement, representing approximately 40 employees, is under arbitration. The other collective bargaining agreements are scheduled to expire on various dates through April 2012;

•	TVA Group is party to 15 collective bargaining agreements, representing approximately 810 employees. Of this number, 5 collective bargaining agreements, representing approximately 120 employees, or 15% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2009. 3 collective bargaining agreements, representing approximately 550 employees, or 68% of its unionized workforce, will expire at the end of 2009. The others are scheduled to expire at various dates between April 20, 2011 and October 31, 2013; and

•	The other 8 collective bargaining agreements, representing approximately 520 employees or 8% of our unionized employees, will expire between the end of April 2009 and June 2010.
     A labour dispute involving the editorial, classified, sales support and business office staff of the Journal de Montreal is currently ongoing and, on January 26, 2009, we announced the lock-out of these employees. We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. A labour dispute involving the editorial, classified, sales support and business office staff of the Journal de Montreal is currently ongoing and, on January 24, 2009, we announced the lock-out of these employees. We cannot predict the outcome of the current dispute at the Journal de Montreal, although we currently anticipate that any prolonged lock-out or strike would have an adverse effect on operations at the newspaper, despite our current ability to continue its circulation. Nor can we predict the outcome of our other current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations, including if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.
F — Share Ownership
     Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “C. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A — Major Shareholders
     As of December 31, 2008, Quebecor held, directly and indirectly, 67,636,713 common shares of our company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor, a communications holding company, are its interests in us. Capital CDPQ is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.
     To the knowledge of our directors and officers, based on the most recent regulatory filings, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of Quebecor are: (i) Fiducie Spéciale Pierre Péladeau, a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau, (ii) Jarislowsky, Fraser Limited, (iii) Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited (collectively referred to as “Fidelity”), and (iv) Letko, Brosseau & Associates Inc. As of December 31, 2008, Fiducie Spéciale Pierre Péladeau held, directly and indirectly, a total of 17,508,964 Quebecor Class A Shares and 19,800 Quebecor Class B Shares Subordinate Voting Shares, representing approximately 80.11% of the outstanding Quebecor Class A Shares, approximately 0.05% of the oustanding Quebecor Class B Shares Subordinate Voting Shares and approximately 67.09% of the voting rights attached to all outstanding Quebecor shares.
     According to an early warning report filed on SEDAR on April 14, 2008, Jarislowsky, Fraser Limited held, directly or indirectly, 55,800 Quebecor Class A Shares and 7,111,596 Quebecor Class B Subordinate Voting Shares, representing approximately 0.26% of the outstanding Quebecor Class A Shares, approximately 16.75% of the oustanding Quebecor Class B Shares Subordinate Voting Shares and approximately 2.9% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on December 11, 2006, Fidelity held, directly or indirectly, 5,494,000 Quebecor Class B Subordinate Voting Shares, representing approximately 12.94% of the outstanding Quebecor Class B Subordinate Voting Shares and approximately 2.1% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on September 9, 2008, Letko, Brosseau & Associates Inc. held, directly or indirectly, 4,642,563 Quebecor Class B Subordinate Voting Shares, representing approximately 10.9% of the outstanding Quebecor Class B Subordinate Voting Shares and approximately 1.8% of the voting rights attached to all outstanding Quebecor shares. Since the date of each of the above filings, respectively, no publicly-available regulatory filing has been made disclosing that these respective positions in Quebecor have changed.
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

(e)	standard rights of first refusal in favor of Capital CDPQ with respect to the sale of all or substantially all of the shares or assets of TVA Group or Videotron; and

(f)	a non-competition covenant by Quebecor in respect of it and its affiliates pursuant to which Quebecor and its affiliates shall not compete with Quebecor Media and its subsidiaries in their areas of activity so long as Quebecor has “de jure” or “de facto” control of us, subject to certain limited exceptions.
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
C — Certain Relationships and Related Party Transactions
Related Party Transactions
     The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from unrelated third parties.
     Operating transactions
     During the year ended December 31, 2008, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $11.8 million ($9.0 million in 2007 and $14.8 million in 2006), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.4 million ($0.4 million in 2007 and $0.2 million in 2006). These transactions were concluded and accounted for at the exchange amount.

     During the year ended December 31, 2008, the Company, received interest of $1.0 million ($0.9 million in 2007 and 2006) from Quebecor Inc. As of December 31, 2008, cash and cash equivalents totalling $11.8 million ($19.3 million as of December 31, 2007) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.
     Management arrangements
     The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In 2008, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2007 and 2006), and incurred management fees of $1.1 million ($1.1 million in 2007 and 2006) with the shareholders.
     Tax benefit transactions
     In 2008, 2007 and 2006, the parent company transferred $104.9 million, $66.5 million and $74.2 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash consideration of $18.4 million, $14.9 million and $16.1 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $6.4 million and $7.7 million, respectively, of its income tax expense in 2008 and 2007, and expects to reduce its income tax expense by $14.0 million in the future.
     Quebecor World Inc.
     On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, Quebecor World Inc. is no longer a related company under Canadian GAAP. Prior to this date, the following transactions were made with Quebecor World Inc.:
•	From January 1, 2008 to January 21, 2008, the Company made purchases from Quebecor World Inc. of $3.0 million ($55.3 million in 2007 and $74.8 million in 2006) and made sales to Quebecor World Inc. of $1.3 million ($17.9 million in 2007 and 2006).

•	On January 10, 2008, the Company settled a balance of $4.3 million payable to Quebecor World Inc. by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

•	In October 2007, the Company increased its investment in Nurun Inc. by acquiring. 500,000 Common Shares of Nurun Inc. from Quebecor World Inc. at the exchange amount, for a cash consideration of $1.7 million.

•	On October 11, 2007, the Company acquired a property from Quebecor World Inc. for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property for a 17-year term. The consideration for the two transactions was settled by the payment of a net amount of $43.9 million to Quebecor World Inc. as of the date of the transactions, and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted for at the exchange amount.

•	During the year ended December 31, 2006, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million from Quebecor World Inc. that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million (net of non-controlling interest), which was recorded as contributed surplus.

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
     Issuance and Redemption of Convertible Obligations and Investments in Quebecor Media Preferred Shares
     On July 9, 2001, Sun Media and its subsidiaries issued a $1.6 billion convertible obligation to Quebecor Media and used the proceeds to invest in $1.6 billion of Quebecor Media preferred shares, for tax planning purposes. On November 28, 2002, Sun Media and its subsidiaries issued a convertible obligation to Quebecor Media in the amount of $350.0 million, and used the proceeds to invest in $350.0 million of Quebecor Media preferred shares. On July 31, 2003, Sun Media and its subsidiaries redeemed $360.0 million and on January 14, 2004, Sun Media and its subsidiaries redeemed another $450.0 million of the convertible obligations, using the proceeds from the redemption of Quebecor Media preferred shares.
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
     In December 2008, Sun Media and its subsidiaries received $560.0 million in respect of the redemption of certain Quebecor Media preferred shares and used the proceeds to redeem the $560.0 million principal amount outstanding on its convertible obligations.
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
     In June 2004 and October 2004, CEC Publishing, a wholly-owned subsidiary of Quebecor Media, issued an aggregate $200.0 million subordinated loan to Quebecor Media and used the proceeds to invest in an aggregate of $200.0 million in Quebecor Media preferred shares, for tax consolidation purposes. In August 2005, CEC Publishing reimbursed $184.0 million of the loan and Quebecor Media redeemed $184.0 million of preferred shares. In April 2006, CEC Publishing issued an aggregate $44.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $44.0 million in

Quebecor Media preferred shares for tax consolidation purposes. In November 2008, CEC Publishing reimbursed $60.0 million principal amount of the loan and Quebecor Media redeemed $60.0 million of preferred shares.
     In June 2006, Messageries ADP, an indirect wholly-owned subsidiary of Quebecor Media, issued an aggregate $50.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $50.0 million in Quebecor Media preferred shares, for tax consolidation purposes, and Edition QMI, an indirect wholly-owned subsidiary of Quebecor Media, issued an aggregate $40.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $40.0 million in Quebecor Media preferred shares, also for tax consolidation purposes. In November 2007, Edition QMI reimbursed its $40.0 million subordinated loan with Quebecor Media and Quebecor Media redeemed $40.0 million of preferred shares. In November 2008, Messageries ADP reimbursed its $50.0 million subordinated loan with Quebecor Media and Quebecor Media redeemed $50.0 million of preferred shares.
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
     In January 2008, Videotron issued an additional aggregate $585.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $585.0 million in Quebecor Media preferred shares, and in December 2008, Videotron reimbursed $525.0 million of its subordinated loan with Quebecor Media and Quebecor Media redeemed $525.0 million of its preferred shares.
     In January 2008, Osprey Media issued a $215.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $215.0 million in Quebecor Media preferred shares, for tax consolidation purposes. In December 2008, Osprey Media reimbursed its $215.0 million subordinated loan with Quebecor Media and Quebecor Media redeemed $215.0 million of its preferred shares.
D — Interests of Experts and Counsel
     Not applicable.
ITEM 8 — FINANCIAL INFORMATION
A — Consolidated Statements and Other Financial Information
     The consolidated balance sheets of Quebecor Media as at December 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows of Quebecor Media for the years ended December 31, 2008, 2007 and 2006, as well as the auditors’ report thereon, are presented at Item 17 of this annual report (beginning on page F-1).
B — Legal Proceedings
     From time to time, Quebecor Media is a party to various legal proceedings arising in the ordinary course of business.
     Legal proceedings against certain of Quebecor Media’s subsidiaries were initiated by another company in relation to printing contracts, including the resiliation of printing contracts. As with any litigation subject to a judicial process, the outcome of such proceedings is impossible to determine with certainty. However, management believes that the suits are without merit and intends to vigorously defend its position.
     On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Quebec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of this annual report to determine with a reasonable degree of certainty the outcome of this legal proceeding, Videotron’s management believes that the suit is without merit and intends to vigorously defend its position.
     In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results or on its financial position.
C — Dividend Policy and Dividends
Dividend Policies and Payments
     Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2007, our issued and outstanding share capital was as follows:
•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ; and

•	2,055,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Quebec Inc.
     Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2008, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $65 million. In 2007, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $110.0 million. In 2006, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $105.0 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.
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
D — Significant Changes
     Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects — Subsequent Events”), there has been no significant change in our financial position since December 31, 2008.
ITEM 9 — THE OFFER AND LISTING
A — Offer and Listing Details
     Not applicable.
B — Plan of Distribution
     Not applicable.
C — Markets
Outstanding Notes
     On October 5, 2007, we issued and sold US$700.0 million aggregate principal amount of our 7 3/4 % Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. Our 7 3/4 % Senior Notes due 2016 are unsecured and each are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4 % Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on November 20, 2007 and completed the registered exchange offer on March 31, 2008. As a result of this exchange offer, we have US$700.0 million in aggregate principal amount of our 7 3/4 % Senior Notes due 2016 outstanding and registered under the Securities Act. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4 % Senior Notes due 2016 which we issued in 2006, as described in the next paragraph.
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
     As of December 31, 2008, there were no Series A Shares issued and outstanding.
     As of December 31, 2008, there were no issued and outstanding Series B Shares.
     As of December 31, 2008, there were no issued and outstanding Series C Shares, all of which were redeemed and cancelled in November 2008.
     As of December 31, 2008, there were no issued and outstanding Series D Shares.
     As of December 31, 2008, there were no issued and outstanding Series E Shares.
     As of December 31, 2008, there were no issued and outstanding Series F Shares, all of which were converted into Series G Shares in December 2007.
     As of December 31, 2008, there were 2,055,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Quebec Inc., one of our direct wholly-owned subsidiaries. In December 2008, 560,000 Series G Shares held by Bowes Publishers Limited were redeemed. In addition, in 2008, in connection with various intra-group transactions, 1,100,000 Series G Shares were issued to 9101-0835 Quebec Inc., and 1,040,000 Series G Shares were redeemed. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

B — Memorandum and Articles of Association
     Our Articles of Incorporation and the various Articles of Amendment to our Articles of Incorporation are incorporated herein by reference to our registration statement filed with the Securities and Exchange Commission on September 5, 2001 (Registration No. 333-13792). In addition, (a) the Articles of Amendment, dated as of February 3, 2003, to our Articles of Incorporation are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003; (b) the Articles of Amendment, dated as of December 5, 2003, and the Articles of Amendment, dated as of January 16, 2004, to our Articles of Incorporation are included as Exhibits 1.4 and 1.5, respectively, to our annual report for the fiscal year ended December 31, 2003, which was filed with the SEC on March 31, 2004; (c) the Articles of Amendment, dated as of November 26, 2004, to our Articles of Incorporation are included as Exhibit 1.6 to our annual report for the fiscal year ended December 31, 2004, which was filed with the SEC on March 31, 2005; (d) the Articles of Amendment, dated as of January 14, 2005, to our Articles of Incorporation are included as Exhibit 1.9 to our annual report for the fiscal year ended December 31, 2005, which was filed with the SEC on March 29, 2006; (e) the Articles of Amendment, dated as of January 12, 2007, to our Articles of Incorporation are included as Exhibit 1.11 to our annual report for the fiscal year ended December 31, 2006, which was filed with the SEC on March 30, 2007; and (f) the Articles of Amendment, dated as of November 30, 2007, to our Articles of Incorporation are included as Exhibit 1.13 to our annual report for the fiscal year ended December 31, 2007, which was filed with the SEC on March 27, 2008. In this description, we refer to our Articles of Incorporation, as amended, as the “Articles”. The following is a summary of certain provisions of our Articles and our bylaws.

1.		We were incorporated, in Canada, under Part IA of the Companies Act (Quebec) (the “Companies Act”) as 9093-9687 Quebec Inc. on August 8, 2000 under registration number 1149501992. On August 18, 2000, a Certificate of Amendment was filed to change our name to Media Acquisition Inc. Our name was further changed to Quebecor Media Inc. on September 26, 2000. Our Articles do not describe our object and purpose.

2.	(a)	Our by-laws provide that we may transact business with one or more of our directors or with any firm of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction shall disclose his interest to us and to the other directors and shall abstain from discussing and voting on the transaction, except if his vote is required to bind us in respect of the transaction.

	(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

	(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, the directors may authorize us to borrow money and obtain advances upon the credit of our company, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of our company, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of our company to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.
     Neither the Articles nor our by-laws contain any provision with respect to (d) the retirement of directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of directors

3.	The rights, preferences and restrictions attaching to our Common Shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares, the Series F Shares and the Series G Shares) and our Preferred Shares, Series E are set forth below:
Common Shares
(a)	Dividend rights: Subject to the rights of the holders of our Preferred Shares, each common share shall be entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of our common shares shall be entitled to receive notice of any meeting of our shareholders and to attend and vote on all matters to be voted on by our shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Other than as provided in paragraph (a) above (the holders of our common shares are entitled to receive dividends as determined by our Board of Directors) and paragraph (d) below (the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None

(f)	Sinking fund provisions: None

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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
     As long as there are Cumulative First Preferred Shares outstanding, we shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Companies Act (Quebec), (a) create any other class of shares ranking pari passu or in priority to any outstanding series of the Cumulative First Preferred Shares, (b) voluntarily liquidate or dissolve our company or execute any decrease of capital involving the distribution of assets on any other shares of our capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to any series of the Cumulative First Preferred Shares.
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
(b)	Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay semi-annual dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.
     Cumulative First Preferred Shares, Series B (Series B Shares)
(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single dividend, payable in cash, in an amount to be determined by our Board of Directors in accordance with the Articles, which dividend, once determined by our Board of Directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.
     Cumulative First Preferred Shares, Series C (Series C Shares)
(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.
     Cumulative First Preferred Shares, Series D (Series D Shares)
(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (the holders of Series D Shares are entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of Common Shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.
     Cumulative First Preferred Shares, Series F (Series F Shares)
(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series F Shares may require us to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.
     Cumulative First Preferred Shares, Series G (Series G Shares)
(a)	Dividend rights: The holders of record of the Series G Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series G Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series G

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
(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series G Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series G Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series G Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series G Shares may require us to redeem the Series G preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series G Shares as a result of such holders owning a substantial number of shares: None.
Preferred Shares
     Preferred Shares, Series E (Series E Shares)
(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.

4.	Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Section 3. Cumulative First Preferred Shares” above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Companies Act (Quebec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Companies Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our directors and ratified by a majority of the vote cast by the shareholders at a meeting called for such purpose.

5.	Shareholder meetings: Our by-laws provide that the annual meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Annual meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president. Special general meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Special general meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president.

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

6.	Limitations on right to own securities: There are regulations related to the ownership and control of Canadian broadcast undertakings as described under “Item 4 — Information on the Company — Regulation”. There is no other limitation imposed by Canadian law or by the Articles or other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) (Canada) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (Service Providers) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Contol Regulations or CTCCOCR. Under the CTCCOCR, the holding corporation of a Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the holding corporation of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

7.	Provisions that could have the effect of delaying, deferring or preventing a change in control: The Articles provide that none of our shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them.

A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at another of our offices or at such other place in the Province of Quebec as may be determined, from time to time, by the Board of Directors.

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

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2007. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4 % Senior Notes due 2016 which we issued in 2006, as described in the next paragraph.
(b)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4 % Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph.

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
(d)	Indenture relating to US$650,000,000 of Videotron’s 6 7/8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Videotron ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

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

(e)	Indenture relating to US$175,000,000 of Videotron’s 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

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

(f)	Indenture relating to US$455,000,000 of Videotron’s 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee, as supplemented by a Supplemental Indenture, dated as of March 5, 2009, relating to the issuance of an additional US$260,000,000 aggregate principal amount of 9 1/8% Senior Notes due April 15, 2018.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, pursuant to an Indenture, dated as of April 15, 2018, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and are due on April 15, 2018. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2008. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On March 5, 2009, Videotron issued an additional US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). These notes form part of a single series with Videotron’s existing 9 1/8% Senior Notes due 2018 that were issued in 2008, were issued under the same indenture and have the same terms as these existing notes.
(g)	Amended and Restated Credit Agreement, as amended as of April 7, 2008, by and among Videotron ltée, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

On April 7, 2008, Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, Videotron may, subject to certain conditions, increase the commitments under the senior secured credit facility by an additional $75.0 million (for aggregate commitments of $650.0 million) subject to approval by existing lenders providing such commitments or by adding new lenders. The proceeds of our senior secured credit facility are to be used for general corporate purposes, including, without limitation, for distributions to our shareholder in certain circumstances.

Borrowings under our amended and restated credit facility bear interest at the Canadian prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case an applicable margin. Borrowings under this revolving credit facility are repayable in full in April 2012.

Borrowings under this amended and restated senior secured credit facility and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of Videotron’s current and future assets, as well as those of the guarantors party thereto, including most but not all of Videotron’s subsidiaries (the “Videotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Videotron Group, and other security.

This amended and restated senior secured credit facility contains customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this amended and restated senior secured credit facility contains customary financial covenants. It also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us and the members of the Videotron Group, and the occurrence of a change of control.

(h)	Indenture relating to US$205,000,000 of Sun Media’s 7 5/8% Senior Notes due February 15, 2013, dated as of February 7, 2003 by and among Sun Media Corporation, the guarantors party thereto, and National City Bank, as trustee, as supplemented.

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

(i)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media Corporation, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.

On February 7, 2003, as part of the refinancing of its indebtedness, Sun Media entered into a secured credit facility consisting of a five-year revolving credit facility of $75.0 million and a six-year US$230.0 million term loan B. In connection with Quebecor Media’s 2006 refinancing, Sun Media’s credit facility was amended for the addition of a $40.0 million term loan C in January 2006. On October 31, 2007, Sun Media repaid in full and terminated its term loan B. In addition, on October 31, 2007, Sun Media entered into a Fifth Amending Agreement to its credit agreement. The amendment reduces the revolving credit facility from $75.0 million to $70.0 million, extends the term of the credit facilities to October 31, 2012, and modifies certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.

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

Borrowings under this amended and restated credit facility and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of Sun Media’s current and future assets, as well as those of the guarantors party thereto, if any (the “Sun Media Group”), guarantees of all the members of the Sun Media Group, pledges of shares of the members of the Sun Media Group, and other security.

This credit facility contains customary covenants that restrict and limit the ability of Sun Media and its subsidiaries, if any, to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this credit facility contains customary financial covenants. This credit facility also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Sun Media and members of the Sun Media Group, and the occurrence of a change of control.

(j)	Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P., and Quebecor Media Inc. and 9101-0827 Quebec Inc. relating to the purchase by 9101-0827 Quebec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc., as amended by a First Amendment to Share Purchase Agreement dated as of December 31, 2004, and by an Assignment and Assumption Agreement dated as of June 30, 2006.

On December 22, 2003, 9101-0827 Quebec Inc., a wholly-owned subsidiary of Quebecor Media entered into an agreement with Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P. (collectively “Carlyle”) to purchase the 5,000 Class C Preferred Shares held by Carlyle in 3662527 Canada Inc., the parent company of Videotron Télécom Ltd., Quebecor Media’s business telecommunications venture. The acquisition was made for a purchase price with a value estimated at approximately $125 million at closing. A payment of $55 million was made to Carlyle at closing on December 22, 2003. The balance of the purchase price was subject to variation on the basis of the valuation of the common shares of Quebecor Media and was payable on demand at any time after December 15, 2004, but no later than December 15, 2008. Quebecor Media held an option to pay this Additional Amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. At the date of the transaction, both parties had agreed that the initial value of the Additional

Amount payable was $70.0 million ($122.0 million as at December 31, 2006), and on July 23, 2007, Quebecor Media exercised its option to pay in full the Additional Amount payable to The Carlyle Group for total cash consideration of $127.2 million.

(k)	Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, by and among 4411986 Canada Inc., Osprey Media Income Fund, Osprey Media LP and Osprey Media Income Fund, as borrowers, the financial institutions party thereto from time to time, as lenders, and The Bank of Nova Scotia, as administrative agent, as amended.

On September 28, 2007, 4411986 Canada Inc., Osprey Media LP and Osprey Media Income Fund entered into a fourth amended and restated secured credit facility consisting of a 39-month revolving credit facility of $65.0 million and a 39-month $133.3 million term facility. Borrowings under the revolving credit facility and the term facility are repayable in full in January 2011. Pursuant to a corporate reorganization following the acquisition of Osprey Media, 4411986 Canada Inc., Osprey Media L.P., Osprey Media Publishing Inc. and other subsidiaries of 4411986 Canada Inc. entered into, inter alia, a first amendment dated as of January 1, 2008, a second amendment dated as of August 31, 2008 and an assumption and confirmation agreement dated as of December 28, 2008 to evidence such corporate reorganization.

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
     In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Company — Regulation”.

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
     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders that acquired either the 2006 notes pursuant to the exchange offer that we filed with the Securities and Exchange Commission on May 8, 2006 or that acquired the 2007 OID notes pursuant to the exchange offer that we filed with the Securities and Exchange Commission on November 20, 2007. Moreover, the discussion is limited to U.S. Holders who hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.
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
     Interest on the 2007 OID notes
     The 2007 OID notes are treated as issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the notes other than “qualified stated interest”) and their issue price (generally the first price at which a substantial amount of the 2007 OID notes were sold to the public for cash). A U.S. Holder generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
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
     The amount of OID that a U.S. Holder must include in income with respect to a 2007 OID note will generally equal the sum of the “daily portions” of OID with respect to the 2007 OID note for each day during the taxable year or portion of the taxable year on which the U.S. Holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. An “accrual period” for a note may be of any length and may vary in length over the term of the 2007 OID note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the difference between (i) the product of the 2007 OID note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) and (ii) the amount of any qualified stated interest allocable to the accrual period. Under these rules, a U.S. Holder will generally have to include in income increasingly greater amounts of OID in successive accrual periods.

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
     U.S. Holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity by contacting Quebecor Media, 612 St-Jacques Street, Montreal, Quebec, Canada H3C 4M8, Attention: Vice President, Legal Affairs (telephone: (514) 380-1999).
     The rules regarding OID are complex. U.S. Holders of 2007 OID notes are urged to consult their own tax advisors regarding the application of these rules to their particular situation.
Market Discount, Acquisition Premium, and Bond Premium
     If a U.S. Holder purchases notes for an amount less than their stated redemption price at maturity in the case of 2006 notes, or their revised issue price in the case of 2007 OID notes (which generally should be equal to the sum of the issue price of the 2007 OID notes and all OID includible in income by all holders prior to such Holder’s acquisition of the 2007 OID notes (without regard to reduction of OID for acquisition premium), and less any cash payments on the 2007 OID notes other than qualified stated interest), this difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to the registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related note to its maturity date.
     In the case of 2007 OID notes, if a U.S. Holder purchases notes for an amount greater than their adjusted issue price but less than or equal to the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such U.S. Holder will have purchased the 2007 OID notes with acquisition premium. Under the acquisition premium rules, the amount of OID which must be included in gross income for the 2007 OID notes for any taxable year, or any portion of a taxable year in which the 2007 OID notes are held, generally will be reduced (but not below zero) by the portion of the acquisition premium allocated to the period.
     If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the U.S. Holder is treated as having purchased the related notes with amortizable bond premium. A U.S. Holder generally will not be required to include OID in income and may elect to amortize the premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

     The market discount, acquisition premium, and bond premium rules are complicated, and U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of owning and disposing of notes with market discount, acquisition premium, or bond premium, including the availability of certain elections.
Other
     Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning after December 31, 2006, will be “passive category income”, which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of the expected maturity of the notes. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will make any such payments is remote. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of interest that would otherwise accrue and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay Additional Amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
Sale, Exchange or Retirement of a Note
     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:
•	the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest or, in the case of 2007 OID notes, OID not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s adjusted tax basis in the note.
     Any such gain or loss generally will be capital gain or loss (except as described under “— Market Discount, Acquisition Premium, and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost therefor, increased by any market discount previously included in income and, in the case of the 2007 OID notes, by any OID previously included in income, and reduced by any payments (other than payments constituting qualified stated interest) received on the notes, any amount treated as a return of pre-issuance accrued interest excluded from income, and the amount of amortized bond premium, if any, previously taken into account with respect to the note.

Information Reporting and Backup Withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
•	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to report properly interest or dividends; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.
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
     We will report to U.S. Holders and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to these payments.
Certain Canadian Federal Income Tax Considerations for Residents of the United States
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invested, as initial purchaser or through a subsequent investment, in any of our 7 3/4% Senior Notes due 2016 issued on January 17, 2006 (the “2006 notes”) and/or our 7 3/4% Senior Notes due 2016 issued on October 5, 2007 (the “2007 notes” and, collectively, with the 2006 notes, the “Senior Notes”) and you hold such Senior Notes as capital property for purposes of the Income Tax Act (Canada), which we refer to as the Act. Generally, a Senior Note will be considered to be capital property to a holder provided the holder does not hold the Senior Note in the course of carrying on a business and has not acquired the Senior Note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.
     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, at all times for the purposes of the Convention and the Act, is a resident of the United States, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business in Canada, who we refer to as a U.S. Holder.
Interest Payments
     A U.S. Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the Senior Notes.
Dispositions
     Gains realized on the disposition or deemed disposition of Senior Notes by a U.S. Holder will not be subject to tax under the Act.

     The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the Senior Notes, including the applicability and effect of any state, provincial, territorial, local or foreign tax laws, and of any proposed changes in applicable laws.
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
     In addition, you may obtain a copy of the documents to which we refer you in this annual report without charge upon written or oral request to: Quebecor Media Inc., 612 St-Jacques Street, Montreal, Quebec, Canada H3C 4M8, Attention: Investor Relations. Our telephone number is (514) 380-1999.
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
Foreign currency risk, interest rate risk and non-performance risk
     Most of our revenues and expenses, other than interest expense on U.S. dollar- denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding on the date hereof and to hedge our exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, our sensitivity to movements in foreign exchange rates is economically limited.
     Our revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (prime). Our Senior Notes and the notes issued by our subsidiaries bear interest at fixed rates. We and our subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2008, after taking into account the hedging instruments, long-term debt was comprised of 64.5% fixed rate debt and 35.5% floating rate debt. The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate is $15.0 million.
Commodity price risk
     Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2008, the total newsprint consumption of our newspaper operations was approximately 176,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 11.2% ($106.9 million) of our Newspapers segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2008. The prices of newsprint and paper have historically been and may continue to be subject to significant price volatility, and may significantly affect Quebecor Media’s cash flows and operating results. Management aims to mitigate this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements. Management also aims to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with this supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that this supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely effect our liquidity, results of operations and financial condition.
     In future, we may also enter into forward commodity price contracts or other hedging arrangements that limit our exposure to fluctuations in the price of newsprint.

Credit risk management
     Credit risk is the risk of financial loss to Quebecor Media if a customer or counterparty to a financial asset fails to meet its contractual obligations.
     In the normal course of business, Quebecor Media continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of our consolidated trade receivables. Quebecor Media establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $47.6 million as of December 31, 2008 ($34.0 million as of December 31, 2007). As of December 31, 2008, 11.3% of trade receivables were 90 days past their billing date (10.9% as of December 31, 2007). Quebecor Media believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Quebecor Media does not believe that it is exposed to an unusual level of customer credit risk. From their use of derivative financial instruments, Quebecor Media and its subsidiaries are exposed to the risk of non-performance by a third party. When Quebecor Media and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Quebecor Media’s credit risk management policy and are subject to concentration limits.
Fair value of financial instruments
     See “Item 5 — Operating and Financial Review and Prospects — Additional Information — Risks and Uncertainties — Fair Value of Financial Instruments” (including Table 19 included therein) in this annual report.
Material limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal repayments
     As of December 31, 2008, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Twelve month period ending December 31,
(in millions)
2009	$37.1
2010	162.1
2011	166.2
2012	269.6
2013	651.7
2014 and thereafter	3,013.9
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
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Vice President and Chief Financial Officer, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Vice President and Chief Financial Officer concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.
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
     Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2008.

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
ITEM 16B — CODE OF ETHICS
     We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Quebecor Media, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. In 2008 we adopted a restated Code of Ethics which effects a general update of the Code of Ethics that we originally adopted in 2003, as well as a new section specifically setting forth our commitment to respect for the environment and compliance with environmental laws and regulations. We have filed a copy of our new Code of Ethics as an exhibit to this annual report on Form 20-F.
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Ernst & Young LLP has served as our independent public accountant for the fiscal year ended December 31, 2008. Prior to this year, KPMG LLP served as our independent public accountant, including for the fiscal years ended December 31, 2007 and December 31, 2006. The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2008 are included in this annual report on
Form 20-F.
     Our Audit Committee establishes the independent auditors’ compensation. In November 2008, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2007 and 2008, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the year ended December 31, 2008, and the aggregate fees billed for professional services and other services rendered by our former independent auditor, KPMG LLP, for a portion of the year ended December 31, 2008 and for the year ended December 31, 2007.

	2008(1)	2008(2)	2007
Audit Fees(3)	$2,178,643	$559,810	$2,723,699
Audit-related Fees(4)	206,078	368,153	921,489
Tax Fees(5)	31,228	32,500	76,024
All Other Fees(6)	—	52,500	724,564

Total	$2,415,949	$1,012,963	$4,445,776

(1)	Fees of Ernst & Young LLP.

(2)	Fees of KPMG LLP.

(3)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(4)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation and audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.

(5)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(6)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
     On June 9, 2008, Quebecor Media announced its decision to appoint Ernst & Young LLP as its auditors, and the dismissal of KPMG LLP, effective as of the 2008 financial year. Ernst & Young LLP has audited Quebecor Media’s financial statements for the year ended December 31, 2008. The decision to change auditors was approved by the Audit Committee of the Board of Directors of Quebecor Media on May 5, 2008. This change in auditors was effected simultaneously with a corresponding change in auditors at Quebecor Inc.
     KPMG LLP’s reports on the financial statements of Quebecor Media for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report for the fiscal year ended December 31, 2007 contained the following explanatory paragraphs:
     “Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountant’s new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

     Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in note 26 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.”
and except that KPMG LLP’s report for the fiscal year ended December 31, 2006 contained the following explanatory paragraph:
     “Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in Note 26 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other postretirement benefits plans. As described in Note 26, the Company has restated its US GAAP reconciliation from that previously issued.”
     For Quebecor Media’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period through June 9, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of such disagreements in connection with their reports on the financial statements for such years.
     During Quebecor Media’s two most recent fiscal years ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, neither Quebecor Media nor anyone acting on its behalf, consulted with Ernst & Young LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on Quebecor Media’s consolidated financial statements and either a written report was provided to Quebecor Media or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by Quebecor Media in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).
     On February 23, 2009, Quebecor Media provided KPMG LLP and Ernst & Young LLP with a copy of the foregoing disclosures. Quebecor Media requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Quebecor Media has received the requested letter from KPMG LLP, and a copy of KPMG LLP’s letter is filed as Exhibit 99.1 to this annual report. Quebecor Media requested that Ernst & Young LLP review the foregoing disclosures and offered Ernst & Young LLP the opportunity to furnish Quebecor Media with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of Quebecor Media’s expression of its views or the respects in which it does not agree with the statements by Quebecor Media in response to this Item 16F. Ernst & Young LLP had no disagreement with the disclosures and consequently declined the opportunity to furnish Quebecor Media with such a letter.
ITEM 16G — CORPORATE GOVERNANCE
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS

     Our audited consolidated balance sheets as of December 31, 2008 and 2007 and the consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006, including the notes thereto and together with the auditor’s report thereon, are included in this annual report beginning on page F-1.
ITEM 18 — FINANCIAL STATEMENTS
     Not applicable.
ITEM 19 — EXHIBITS
EXHIBITS
     The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description

1.1	Articles of Incorporation of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2002, filed on March 31, 2003).

1.3	By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.7	By-law number 2004-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.8	By-law number 2004-2 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.9	Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc., as of January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

1.10	By-law number 2005-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 31, 2006).

Exhibit
Number	Description

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, Inc., as of January 12, 2007 (translation) (incorporated by reference to Exhibit 1.11 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2006, filed on March 30, 2007).

1.12	By-law number 2007-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2006, filed on March 30, 2007).

1.13	Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc., as of November 30, 2007 (translation) (incorporated by reference to Exhibit 1.13 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2007, filed on March 27, 2008).

1.14	By-law number 2007-2 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2007, filed on March 27, 2008).

1.15	By-law number 2008-1 of Quebecor Media Inc. (translation).

2.1	Form of 7 3/4 % Senior Note due 2016 originally issued on January 17, 2006 (included as Exhibit A to Exhibit 2.2 below) (incorporated by reference to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.3	Form of 7 3/4 % Senior Note due 2016 originally issued on October 5, 2007 (included as Exhibit A to Exhibit 2.4 below) (incorporated by reference to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of Sun Media Corporation 7 5/8% Senior Note due 2013 (included in Exhibit A to Exhibit 2.6 below) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.6	Indenture relating to Sun Media Corporation 7 5/8% Senior Notes due 2013, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.7	Sun Media Corporation First Supplemental Indenture, dated as of July 30, 2004, by and among Sun Media Corporation, the subsidiary guarantors signatory thereto, and U.S. Bank Corporate Trust Services (formerly National City Bank), as trustee (incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s annual report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005).

2.8	Form of Videotron Ltd. 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.9	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Videotron Ltd. Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.10	Indenture relating to Videotron ltée 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.11	Supplemental Indenture, dated as of July 12, 2004, by and among Videotron Ltd., SuperClub Videotron

Exhibit
Number	Description

Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 4.4 to Videotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

2.12	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.5 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.13	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Quebec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.6 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.14	Form of Videotron Ltd. 6 3/8 % Senior Note due 2015 (included as Exhibit A to Exhibit 2.16 below).

2.15	Form of Notation of Guarantee by the subsidiary guarantors of Videotron Ltd.’s 6 3/8% Senior Notes due 2015 (included as Exhibit E to Exhibit 2.16 below).

2.16	Indenture relating to Videotron Ltd. 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Videotron Ltd., the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.17	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.18	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Quebec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.19	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (incorporated by reference to Exhibit 2.12 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.20	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron ltée (incorporated by reference to Exhibit 2.13 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.21	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Quebec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English language (incorporated by reference to Exhibit 9.1 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to

Exhibit
Number	Description

Exhibit 9.2 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001 Registration Statement 333-13792).

3.3	Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media Inc. (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

4.1	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent. (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

4.2	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media Inc., as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.3	Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media Corporation’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

4.4	First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to the applicable exhibit to Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 30, 2004).

4.5	Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005, Commission file No. 333-6690).

4.6	Third Amending Agreement, dated as of January 17, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005, filed on March 21, 2006, Commission file no. 333-6690).

4.7	Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.8	Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.9	Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, (as amended by a First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19,

Exhibit
Number	Description

2004, an Eighth Amending Agreement dated as of March 6, 2008 and a Ninth Amending Agreement dated as of April 7, 2008) entered into as of November 28, 2000, as amended as of April 7, 2008, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Exhibit 4.1 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.10	Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement dated as of November 28, 2000, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron ltée, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Quebec inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Videotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.11	Eighth Amending Agreement, dated as of March 6, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement, dated as of November 19, 2004 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Videotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors, and by Quebecor Media Inc. (incorporated by reference to Exhibit 4.3 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.12	Ninth Amending Agreement, dated as of April 7, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004 and an Eighth Amending Agreement dated as of March 6, 2008, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Videotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors, and by Quebecor Media Inc. (incorporated by reference to Exhibit 4.2 of Videotron Ltd’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.13	Form of Guarantee under the Videotron Ltd. Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.14	Form of Share Pledge of the shares of Videotron ltée and of the guarantors of the Videotron ltée Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Videotron’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.17	Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, between 4411986 Canada Inc., Osprey Media LP, Osprey Media Income Fund, as borrowers, the financial institutions party thereto, as Credit Facility lenders, the Canadian Imperial Bank of Commerce, as syndication agent, Bank of Montreal, as documentation agent, and the Bank of Nova Scotia, as administrative agent, including the First Amendment, made as of January 1, 2008, to the Fourth Amended and Restated Credit Agreement (incorporated by reference to Exhibit 4.16 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2007, filed on March 27, 2008).

Exhibit
Number	Description

4.18	Second Amendment, dated as of August 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, between 4411986 Canada Inc., Osprey Media LP, Osprey Media Income Fund, as borrowers, the financial institutions party thereto, as Credit Facility lenders, the Canadian Imperial Bank of Commerce, as syndication agent, Bank of Montreal, as documentation agent, and the Bank of Nova Scotia, as administrative agent.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media Inc.

11.1	Code of Ethics.

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Louis Morin, Vice President and Chief Financial Officer of Quebecor Media Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Louis Morin, Vice President and Chief Financial Officer of Quebecor Media Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Letter from KPMG LLP

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.
By:	/s/ Louis Morin
	Name:	Louis Morin
	Title:	Vice President and Chief Financial Officer

     Dated: March 12, 2009

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholders of Quebecor Media Inc.
We have audited the accompanying consolidated balance sheet of Quebecor Media Inc. and its subsidiaries as of December 31, 2008 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Quebecor Media Inc. for the years ended December 31, 2007 and 2006, were audited by other auditors whose report dated March 20, 2008, expressed an unqualified opinion on those statements and included an explanatory paragraph that effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.
/s/ Ernst & Young LLP
Chartered Accountants
Montreal, Canada
February 24, 2009
(1) CA auditor permit no. 9298

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholder of Quebecor Media Inc.
We have audited the accompanying consolidated balance sheet of Quebecor Media Inc. and its subsidiaries as of December 31, 2007 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Quebecor Media Inc. and its subsidiaries as of December 31, 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 i) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
March 20, 2008

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of income
Years ended December 31, 2008, 2007, and 2006
(in millions of Canadian dollars)

	2008	2007	2006

Revenues	$3,730.1	$3,365.9	$2,998.6

Cost of sales and selling and administrative expenses	2,610.6	2,402.0	2,199.0
Amortization	318.5	290.4	260.7
Financial expenses (note 2)	276.0	230.1	212.9
Loss on valuation and translation of financial instruments (note 3)	3.7	9.9	11.7
Restructuring of operations, impairment of assets and other special items (note 4)	54.6	11.2	16.7
Loss on debt refinancing (note 5)	—	1.0	342.6
Impairment of goodwill and intangible assets (note 6)	671.2	5.4	180.0

(Loss) income before income taxes and non-controlling interest	(204.5)	415.9	(225.0)
Income taxes (note 8)	154.7	74.8	(53.7)

(Loss) income before non-controlling interest	(359.2)	341.1	(171.3)
Non-controlling interest	(23.1)	(19.2)	(0.4)

(Loss) Income from continuing operations	(382.3)	321.9	(171.7)
Income from discontinued operations	2.3	5.2	2.0

Net (loss) income	$(380.0)	$327.1	$(169.7)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of comprehensive income
Years ended December 31, 2008, 2007, and 2006
(in millions of Canadian dollars)

	2008	2007	2006

Net (loss) income	$(380.0)	$327.1	$(169.7)

Other comprehensive (loss) income, net of income taxes:
Unrealized gain (loss) on translation of net investments in foreign operations	5.0	(2.0)	1.2
(Loss) gain on valuation of derivative financial instruments, including income tax expense of $47.9 million in 2008 (including income tax recovery of $11.5 million in 2007)	(64.6)	48.0	—

	(59.6)	46.0	1.2

Comprehensive (loss) income	$(439.6)	$373.1	$(168.5)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of shareholders’ equity
Years ended December 31, 2008, 2007, and 2006
(in millions of Canadian dollars)

				Accumulated
				other
				comprehensive	Total
	Capital	Contributed		income (loss)	shareholders’
	Stock	Surplus	Deficit	(note 21)	equity

Balance as of December 31, 2005	$1,773.7	$3,216.8	$(2,538.1)	$ (2.3)	$2,450.1
Net loss	—	—	(169.7)	—	(169.7)
Dividends	—	—	(23.7)	—	(23.7)
Reduction in paid-up capital	(21.3)	—	—	—	(21.3)
Related party transaction (note 25)	—	0.4	—	—	0.4
Other comprehensive income, net of income taxes	—	—	—	1.2	1.2

Balance as of December 31, 2006	1,752.4	3,217.2	(2,731.5)	(1.1)	2,237.0
Cumulative effect of changes in accounting policies	—	—	(14.3)	(35.5)	(49.8)
Net income	—	—	327.1	—	327.1
Dividends	—	—	(110.0)	—	(110.0)
Other comprehensive income, net of income taxes	—	—	—	46.0	46.0

Balance as of December 31, 2007	1,752.4	3,217.2	(2,528.7)	9.4	2,450.3
Net (loss) income	—	—	(380.0)	—	(380.0)
Dividends	—	—	(65.0)	—	(65.0)
Related party transaction (note 25)	—	(2.7)	—	—	(2.7)
Other comprehensive loss, net of income taxes	—	—	—	(59.6)	(59.6)

Balance as of December 31, 2008	$1,752.4	$3,214.5	$(2,973.7)	$ (50.2)	$1,943.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows
Years ended December 31, 2008, 2007, and 2006
(in millions of Canadian dollars)

	2008	2007	2006

Cash flows related to operating activities:
(Loss) Income from continuing operations	$ (382.3)	$321.9	$(171.7)
Adjustments for:
Amortization of property, plant and equipment	294.2	275.4	251.2
Amortization of intangible assets and deferred charges	24.3	15.0	9.5
Impairment of property, plant and equipment (note 4(a))	19.1	—	—
Impairment of goodwill and intangible assets (note 6)	671.2	5.4	180.0
Loss on valuation and translation of financial instruments (note 3)	3.7	9.9	11.7
Loss on debt refinancing (note 5)	—	1.0	342.6
Repayment of accrued interest on Senior Discount Notes	—	—	(197.3)
Amortization of financing costs and long-term debt discount (note 2)	9.3	4.8	7.3
Future income taxes (note 8)	142.0	63.5	(59.1)
Non-controlling interest	23.1	19.2	0.4
Other	(0.3)	3.3	(0.1)

	804.3	719.4	374.5
Net change in non-cash balances related to operating activities	(18.3)	32.7	(22.2)

Cash flows provided by continuing operating activities	786.0	752.1	352.3
Cash flows provided by discontinued operating activities	—	1.4	2.1

Cash flows provided by operating activities	786.0	753.5	354.4

Cash flows related to investing activities:
Acquisition of property, plant and equipment	(527.3)	(468.7)	(435.5)
Business acquisitions, net of cash and cash equivalents (note 7)	(146.7)	(438.6)	(10.5)
Acquisition of intangible assets (note 12)	(567.1)	—	—
Net decrease in temporary investments	0.1	1.2	39.2
Acquisition of tax deductions from parent company (note 25)	(18.4)	(14.9)	(16.1)
Decrease in advances receivable from parent company	—	—	15.9
Other	2.0	13.1	6.5

Cash flows used in investing activities	(1,257.4)	(907.9)	(400.5)

Sub-total, balance carried forward	$ (471.4)	$(154.4)	$(46.1)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows (continued)
Years ended December 31, 2008, 2007, and 2006
(in millions of Canadian dollars)

	2008	2007	2006

Sub-total, balance brought forward	$(471.4)	$(154.4)	$(46.1)

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(4.8)	(6.6)	7.9
Net borrowings (repayments) under revolving and bridge bank facilities	98.4	(56.7)	38.4
Issuance of long-term debt, net of financing fees	463.8	756.1	1,225.8
Repayments of long-term debt and unwinding of hedging contracts	(25.7)	(301.3)	(1,201.2)
Repayment of the Additional Amount payable (note 15)	—	(127.2)	—
Dividends and reduction of Common Shares paid-up capital	(65.0)	(110.0)	(105.0)
Dividends paid to non-controlling shareholders	(3.0)	(4.0)	(4.5)
Net decrease in prepayments under cross-currency swap agreements	—	—	21.6
Other	2.7	(3.1)	(0.6)

Cash flow provided by (used in) financing activities	466.4	147.2	(17.6)

Net decrease in cash and cash equivalents	(5.0)	(7.2)	(63.7)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1.4	(0.8)	0.4
Cash and cash equivalents at beginning of year	26.1	34.1	97.4

Cash and cash equivalents at end of year	$22.5	$26.1	$34.1

Cash and cash equivalents consist of:
Cash	$9.9	$6.8	$13.9
Cash equivalents	12.6	19.3	20.2

	$22.5	$26.1	$34.1

Additional information on the consolidated statements of cash flows:

Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable	$18.3	$(41.5)	$(14.5)
Inventories and investments in televisual products and movies	(26.0)	(6.4)	(2.7)
Accounts payable and accrued charges	87.8	35.5	(15.8)
Stock-based compensation	(100.0)	54.1	24.4
Other	1.6	(9.0)	(13.6)

	$(18.3)	$32.7	$(22.2)

Cash interest payments	$282.0	$243.3	$446.3
Cash income taxes payments (net of refunds)	24.4	(1.0)	7.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Consolidated balance sheets
December 31, 2008 and 2007
(in millions of Canadian dollars)

	2008	2007

Assets

Current Assets:
Cash and cash equivalents	$22.5	$26.1
Accounts receivable (note 9)	483.9	496.2
Income taxes	9.4	10.5
Amounts receivable from parent company and companies under common control	5.3	1.9
Inventories and investments in televisual products and movies (note 10)	189.3	169.0
Prepaid expenses	31.0	32.7
Future income taxes (note 8)	102.8	153.6

	844.2	890.0

Property, plant and equipment (note 11)	2,334.7	2,110.2
Future income taxes (note 8)	12.3	57.4
Derivative financial instruments (note 24)	317.9	0.2
Intangible assets (note 12)	858.6	334.4
Other assets (note 13)	111.8	87.4
Goodwill (note 14)	3,516.7	4,081.3

	$7,996.2	$7,560.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
consolidated balance sheets (continued)
December 31, 2008 and 2007
(in millions of Canadian dollars)

	2008	2007

Liabilities and shareholders’ equity

Current liabilities:
Bank indebtedness	$11.5	$16.3
Accounts payable and accrued charges	793.7	756.0
Deferred revenue	224.0	202.7
Income taxes	9.8	19.2
Current portion of long-term debt (note 16)	37.1	24.7

	1,076.1	1,018.9

Long-term debt (note 16)	4,298.7	3,002.8
Derivative financial instruments (note 24)	117.3	538.7
Other liabilities (note 17)	97.7	103.5
Future income taxes (note 8)	357.4	292.5
Non-controlling interest (note 18)	106.0	154.2

Shareholders’ equity:
Capital stock (note 19)	1,752.4	1,752.4
Contributed surplus (note 25)	3,214.5	3,217.2
Deficit	(2,973.7)	(2,528.7)
Accumulated other comprehensive (loss) income (note 21)	(50.2)	9.4

	1,943.0	2,450.3

Commitments and contingencies (note 22)
Guarantees (note 23)
Subsequent event (note 29)

	$7,996.2	$7,560.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Segmented information
Years ended December 31, 2008, 2007 and 2006
(in millions of Canadian dollars)

Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and operates Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, videos, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.
These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on income from continuing operations before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest.
During the fourth quarter of 2008, the reporting structure was changed to integrate the Newspapers and the Internet/Portals segments under the same reporting segment. Accordingly, prior period figures in the Company’s segmented financial information were reclassified to reflect this change.
The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements.
Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are measured at exchange amounts between the parties.

	2008	2007	2006

Revenues:
Cable	$1,804.2	$1,552.6	$1,309.5
Newspapers	1,181.4	1,073.9	966.0
Broadcasting	436.7	415.5	393.3
Leisure and Entertainment	301.9	329.8	315.8
Interactive Technologies and Communications	89.6	82.0	73.9
Inter-segment	(83.7)	(87.9)	(59.9)

	$3,730.1	$3,365.9	$2,998.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Segmented information (continued)
Years ended December 31, 2008, 2007 and 2006
(in millions of Canadian dollars)

	2008	2007	2006

Income from continuing operations before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest:

Cable	$797.2	$642.7	$512.5
Newspapers	227.1	232.8	217.7
Broadcasting	66.3	59.4	42.1
Leisure and Entertainment	20.5	27.0	19.3
Interactive Technologies and Communications	5.1	2.8	7.5
Head office	3.3	(0.8)	0.5

	$1,119.5	$963.9	$799.6

	2008	2007	2006

Amortization:
Cable	$227.6	$219.4	$198.4
Newspapers	62.1	46.3	37.6
Broadcasting	14.4	13.2	14.3
Leisure and Entertainment	9.6	7.9	7.2
Interactive Technologies and Communications	4.3	3.0	2.3
Head Office	0.5	0.6	0.9

	$318.5	$290.4	$260.7

	2008	2007	2006

Additions to property, plant and equipment:
Cable	$404.4	$330.1	$302.6
Newspapers	86.8	116.0	118.2
Broadcasting	21.9	16.2	9.0
Leisure and Entertainment	9.1	2.9	3.4
Interactive Technologies and Communications	3.6	3.3	1.8
Head Office	1.5	0.2	0.5

	$527.3	$468.7	$435.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Segmented information (continued)
Years ended December 31, 2008, 2007 and 2006
(in millions of Canadian dollars)

	2008	2007

Assets:

Cable	$5,275.9	$4,460.1
Newspapers	1,788.4	2,426.8
Broadcasting	439.1	407.9
Leisure and Entertainment	189.0	176.9
Interactive Technologies and Communications	105.1	85.9
Head Office	198.7	3.3

	$7,996.2	$7,560.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

Quebecor Media Inc. (the “Company”) is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc. (“the parent company”).
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 27.
(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2007 and 2006 have been reclassified to conform to the presentation adopted for the year ended December 31, 2008.

(b)	Changes in accounting policies:

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements; the new accounting policy is described in note 1(l).

On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 24.

(c)	Changes in accounting estimates:

The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. In the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position and in an asset position. These amendments change the way the Company factors counterparty and its own non-performance risk in its valuation technique, considering market development and recent accounting guidelines. The cumulative impact of these changes as of December 31, 2008, is a decrease of the fair value of these derivatives by $22.7 million, a decrease of the loss on valuation and translation of financial instruments by $4.9 million, and an increase of other comprehensive loss by $27.6 million (before income taxes).

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

Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(e)	Use of estimates:

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and postretirement benefit costs, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, the allowance for sales returns, legal contingencies, the costs for restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the implied fair value of goodwill and the fair value of assets and liabilities for business purchase price allocation purposes and goodwill impairment test purposes, fair value of long-lived assets for purpose of the impairment of long-lived assets, fair value of broadcasting licences and mastheads for impairment test purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.

(f)	Impairment of long-lived assets:

The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

(g)	Revenue recognition:

The Company recognizes its operating revenues when the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.
The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main segments are as follows:

Cable segment

The Cable segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, IP telephony or wireless telephone, including connecting fees) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(g)	Revenue recognition (continued):

Cable segment (continued)

Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of wireless phones, revenues from equipment sales are recognized when the phone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotion offers related to equipment, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Newspapers segment

Revenues of the Newspapers segment, derived from circulation and advertising are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

Broadcasting segment

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized when the customer can begin exploitation, exhibition or sale, and the licence period of the arrangement has begun.

Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the distribution of DVDs are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment segment

Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.
(h)	Barter transactions:

In the normal course of operations, the Newspapers and the Broadcasting segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

For the year ended December 31, 2008, the Company recorded $19.2 million of barter advertising ($19.0 million in 2007 and $19.5 million in 2006).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(i)	Financial instruments:

Classification, recognition and measurement:

Effective January 1, 2007, financial instruments must be classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. The Company has classified its cash and cash equivalents and its bank indebtedness as held-for-trading. Accounts receivable, amounts receivable from parent company and companies under common control, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities have been classified as other liabilities.

Financial instruments held-for-trading are measured at fair value with changes recognized in income as gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market. Changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method of amortization.

Financing fees related to long-term financing are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

Derivative financial instruments and hedge accounting:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Company enters into the following types of derivative financial instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on (i) anticipated equipment or inventory purchases in a foreign currency and (ii) principal payments on long-term debt in a foreign currency. These latest foreign exchange forward contracts are designated as cash flow hedges.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

•	The Company uses interest rate swaps to manage the fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(i)	Financial instruments (continued):

Derivative financial instruments and hedge accounting (continued):

Effective January 1, 2007, under hedge accounting, the Company applies the following accounting policies:
•	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
Prior to 2007, under hedge accounting, the Company recorded its hedges relationships as follows:
•	For purchases of property, plant and equipment or inventories hedged by foreign exchange forward contracts, foreign exchange translation gains and losses were recognized as an adjustment to the cost of the hedged item when the transaction was recorded.
•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were offset by corresponding gains and losses on derivative instruments recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expenses over the term of the agreement.
•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.
•	In addition, realized and unrealized gains or losses associated with derivative financial instruments that were terminated or ceased to be effective prior to maturity, for hedge accounting purposes were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative financial instrument, any realized or unrealized gain or loss on such derivative financial instrument was recognized in income.
Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as gain or loss on valuation and translation of financial instruments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(j)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2008, these highly liquid investments consisted mainly of Bankers’ acceptances.

(k)	Tax credits and government assistance:

The Broadcasting and the Leisure and Entertainment segments have access to several government programs designed to support production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. The financial assistance for production is accounted for as a reduction in expenses. The financial assistance for broadcast rights is applied against investments in televisual products or used directly to reduce operating expenses during the year. The financial assistance for magazine and book publishing is accounted for in revenues when the conditions of the government programs are met.

The Interactive Technologies and Communications and the Leisure and Entertainment segments receive tax credits mainly related to their research and development activities and publishing activities. These tax credits are accounted for as a reduction in related costs, whether they are capitalized or expensed, in the year expenses are incurred, as long as there is reasonable assurance of their realization.

(l)	Inventories:

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Work in progress is valued at the pro-rata billing value of the work completed.

(m)	Investments in televisual products and movies:
(i)	Programs produced and productions in progress:

Programs produced and productions in progress related to broadcasting activities are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses related to each production. The cost of each program is charged to cost of sales when the program is broadcast.

(ii)	Broadcast rights:

Broadcast rights are essentially contractual rights allowing limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as an asset and the obligations incurred under a licence agreement as a liability when the broadcast licence period begins and all of the following conditions have been met: (a) the cost of each program, movies or series is known or can be reasonably determined; (b) the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; (c) the programs, movies or series are available for first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

Broadcast rights are classified as short or long term, based on management’s estimate of the broadcast period. These rights are amortized when televisual products and movies are broadcast over the contract period, using an amortization method based on future revenues and the estimated number of showings. This amortization is recorded in cost of sales and selling and administrative expenses. Broadcast rights are valued at the lower of unamortized cost or net realizable value. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(m)	Investments in televisual products and movies (continued):
(iii)	Distribution rights:

Distribution rights relate to the distribution of televisual products and movies. Costs include distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment’s share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when (a) the cost of the licence is known or can be reasonably estimated, (b) the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, and (c) the televisual product or movie is available for distribution.

Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are amortized using the individual film forecast computation method based on actual revenues realized over total expected revenues.

Estimates of revenues related to distribution of television products and movies are examined periodically by Broadcasting segment management and revised as necessary. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. The amortization of distribution rights is recorded in cost of sales and selling and administrative expenses.
(n)	Income taxes:

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

(o)	Long-term investments:

Investments in companies subject to significant influence are accounted for by the equity method. All portfolio investments are classified as available-for-sale and are accounted for as described in note 1 (i). Carrying values of investments are reduced to estimated fair values if there is other than a temporary decline in the value of the investment.

(p)	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable and wireless, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also include advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(p)	Property, plant and equipment (continued):

Amortization is principally calculated on a straight-line basis over the following estimated useful lives:

Estimated
Assets	useful life

Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunication networks	3 to 20 years

Leasehold improvements are amortized over the term of the lease.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date undeterminable for these assets.

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

Intangible assets acquired, such as broadcasting licences and mastheads that have an indefinite useful life, are also tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the consolidated statements of income for the excess, if any.

The cost of the spectrum licences for Advanced Wireless Services (“AWS”) includes acquisition costs and interest incurred during the development period of the wireless network project, until the network is ready for commercial service.

Other intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their useful life using the straight-line method over a 3 to 10-year period.

(r)	Stock-based compensation:

The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets at the option of the employee is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the liability and compensation cost.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(s)	Pension plans and postretirement benefits:
(i)	Pension plans:

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year.

•	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10.0% of the greater of the accrued benefit obligation, or the fair value of plan assets, over the expected average remaining of 13-year service period of the active employee group covered by the plans.
When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

The Company uses the fair value of plan assets as of the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

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
(t)	Rates subject to CRTC regulation:

The Cable segment operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commissions (“CRTC”). Accordingly, the Cable segment’s operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that differ from GAAP, even though the Company is subject to these regulations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(u)	Future changes in accounting standards

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard, although it does not expect the adoption will have a material impact on its consolidated financial statements.
2.	FINANCIAL EXPENSES:

	2008	2007	2006

Interest on long-term debt	$278.3	$232.4	$215.0
Amortization of financing costs and long-term debt discount	9.3	4.8	7.3
Other	1.2	(2.1)	(0.2)

	288.8	235.1	222.1

Interest capitalized to the cost of:
Property, plant and equipment	(0.3)	(5.0)	(9.2)
Intangible assets	(12.5)	—	—

	(12.8)	(5.0)	(9.2)

	$276.0	$230.1	$212.9

3.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS:

	2008	2007	2006

(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(47.2)	$44.3	$4.1
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	34.3	(34.8)	(2.9)
Loss (gain) on the ineffective portion of fair value hedges	16.6	(4.8)	—
Loss on revaluation of the Additional Amount payable	—	5.2	10.5

	$3.7	$9.9	$11.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

4.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS:
(a)	Newspapers segment

Restructuring costs

The Newspapers segment has been facing a fundamental transformation under way in the newspaper industry in recent years, as well as a difficult economic environment affecting its advertising revenues. In this context, in December 2008, the Company initiated a workforce-reduction plan as part of a major restructuring of its Newspapers segment operations across Canada. The Company has also implemented the following restructuring initiatives in the Newspapers segment’s operations since 2006:
•	Transfer of the printing of several publications to two new printing facilities in Mirabel and Islington, as well as the consolidation of other printing activities.

•	Implementation of voluntary and involuntary workforce-reduction programs.

•	Introduction of new content-management technologies and streamlining of the news-gathering process.
As a result of these initiatives, the Newspapers segment recorded restructuring costs of $33.3 million in 2008 ($9.9 million in 2007 and $17.0 million in 2006), mainly related to the elimination of positions at several publications.

Continuity of restructuring costs payable

	2008	2007

Balance at beginning of year	$6.0	$12.7
Workforce-reduction initiatives	33.3	9.9
Payments	(9.6)	(16.6)

Balance at end of year	$29.7	$6.0

Impairment of assets

In the fourth quarter of 2008, the Company concluded that impairment tests were triggered by the restructuring initiatives of December 2008 and the loss of an important printing contract. The Company also concluded that certain long-lived assets were impaired. As a result, an impairment charge of $19.1 million was recorded related to certain buildings, equipment and machinery.

(b)	Other segments

In 2008, other segments recorded restructuring costs of $2.3 million ($1.7 million in 2007 and $1.9 million in 2006).

(c)	Other special items

In 2008, the Company recorded a gain on the sale of businesses and other special items of $0.1 million ($0.4 million in 2007 and $2.2 million in 2006).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

5.	LOSS ON DEBT REFINANCING:
(a)	Quebecor Media Inc.:

On October 5, 2007, the Company issued new Senior Notes (note 16 (iv)) for net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing fees of $9.8 million). The Company used these proceeds and cash on hand to (i) repay in full the $420.0 million of advances under the Company’s Senior Bridge Credit Facility entered into to finance the acquisition of Osprey Media Publishing Inc. in August 2007 (note 7) and terminate this facility on October 9, 2007; as well as (ii) repay the Sun Media Term Loan B and settle related hedging contracts on October 31, 2007, for a total cash consideration of $277.8 million, resulting in a loss of $1.0 million.

On January 17, 2006, the Company recorded a loss of $331.6 million as a result of refinancing substantially all of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the $1.3 billion consideration paid, including debt repurchase premiums and disbursements for unwinding hedging contracts, over the carrying value of the notes and the hedging contracts, and the write-off of financing costs. The refinancing transactions carried out were as follows:
•	The Company issued new 7.75% Senior Notes of US$525.0 million in aggregate principal amount (note 16 (iii)).

•	The Company entered into new credit facilities comprised of (i) a five-year $125.0 million term loan “A” credit facility, (ii) a seven-year US$350.0 million term loan “B” credit facility and (iii) a new $100.0 million five-year revolving credit facility (note 16 (i)).

•	Videotron Ltd. borrowed $237.0 million under its existing revolving credit facility and Sun Media Corporation amended its existing credit facilities to borrow $40.0 million under a new term loan “C” maturing in 2012 (note 16 (x)).

•	The proceeds from new Senior Notes, the full amount of new term loans “A” and “B”, the Videotron Ltd. drawing from its existing revolving credit facility, and Sun Media Corporation’s new term loan “C” were used to repurchase US$561.6 million in aggregate principal amount of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amount at maturity of the Company’s 13.75% Senior Discount Notes.
On July 15, 2006, the Company repurchased the remaining balances of its 11.125% Senior Notes and 13.75% Senior Discount Notes for a total cash consideration of $39.3 million. The repurchase resulted in a loss of $10.5 million.

(b)	Sun Media Corporation:

On December 29, 2006, Sun Media Corporation made a partial repayment of US$15.0 million on its term loan “B” credit facility and settled a corresponding portion of its hedging contracts. As a result, a loss of $0.5 million was recorded.
6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS:

2008

The adverse financial and economic environment prevailing at the end of the fourth quarter of 2008 triggered a goodwill and mastheads impairment test at the Newspapers, Leisure and Entertainment, and Interactive Technologies and Communications reporting units. As a result, the Company concluded that these segments’ goodwill and mastheads were impaired. The Company is in the process of performing the second step of the goodwill impairment test and a total preliminary estimated goodwill impairment loss of $631.0 million has been recorded: $595.0 million in the Newspapers segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. The Company will complete the measurement of the goodwill impairment loss as soon as possible and any adjustment to the estimated loss will be recognized in a subsequent reporting period. Finally, the Company has completed its impairment test on mastheads and an impairment loss of $40.2 million has been recorded.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS (continued):

2008 (continued)

When performing the second step of the goodwill impairment test, the fair value of goodwill is determined in the same manner as for business combination. The Company allocates the fair value of a reporting unit to all of the identifiable assets and liabilities of the reporting unit, whether or not recognized separately, and the excess of the fair value over the amounts assigned to the reporting unit’s identifiable assets and liabilities is the fair value of goodwill. In the process of performing the second step of the test, an estimated fair value of $675.0 million was attributed to intangible assets such as mastheads and customer relationships, without recognition in the books, representing an estimated excess of $340.0 million, net of future income tax, over the carrying value of these related intangibles assets. Therefore, a lesser portion of the reporting units’ fair value was attributed to goodwill. As a result, the magnitude of the estimated goodwill impairment exceeded significantly the reporting units’ overall carrying value impairment.

2007

In the fourth quarter of 2007, the Company concluded that the goodwill of a reporting unit of its Cable segment related to the DVDs and game rental operations in Ontario was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

2006

In 2006, the Company completed its annual impairment test for its broadcasting licences and goodwill. Based on the results, the Company concluded that the carrying values of the broadcasting licences and goodwill of its Broadcasting segment were impaired. Conventional television broadcasters were experiencing pressure on their advertising revenues at that time due to the fragmentation of the television market. Accordingly, the Company reviewed its business plan and recorded a total impairment charge of $179.2 million in 2006: $30.8 million for one of its broadcasting licences and $148.4 million for goodwill.

In addition, in 2006, the Broadcasting segment recorded an impairment charge of $0.8 million related to an operating licence co-owned with another entity.

7.	BUSINESS ACQUISITIONS:

During the years ended December 31, 2008, 2007, and 2006, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.

2008
•	On June 2, 2008, TVA Group Inc., Broadcasting segment, repurchased 3,000,642 Class B shares at a price of $17.00 per share under a substantial issuer bid for a total cash consideration of $51.4 million, resulting in goodwill of $4.3 million. The Company’s equity interest in TVA Group Inc. increased from 45.24% to 50.90% following this transaction.

•	In February 2008, the Company acquired all of the non-controlling interest in Nurun Inc., Interactive Technologies and Communications segment, pursuant to its offer to purchase the shares at a price of $4.75 per Common Share for a total cash consideration of $75.2 million, resulting in goodwill of $40.3 million. Common Shares of Nurun Inc. were delisted from the Toronto Stock Exchange following this transaction.

•	The Company paid an earn-out of $5.0 million in the first quarter of 2008 in relation to the 2005 acquisition of Sogides Group Inc., Leisure and Entertainment segment. The payment was recorded as goodwill.

•	The Company acquired and/or increased its interest in various businesses, mainly in the Newspapers segment, for a total cash consideration of $15.1 million, a contingent amount payable of $1.0 million as of December 31, 2008, and additional contingent payments totalling $6.0 million, based on the achievement of specific conditions in the future. These acquisitions resulted in goodwill of $11.1 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

7.	BUSINESS ACQUISITIONS (continued):

2007
•	In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund, which subsequently became Osprey Media Publishing Inc. as a result of a corporate reorganization, for a total cash consideration, excluding assumed debt, of $415.2 million (including transaction costs of $0.8 million). As part of the acquisition, the Company assumed the debt of $161.8 million under Osprey Media Publishing Inc.’s credit facilities (note 16 (xii)). Osprey Media Publishing Inc. is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 33 non-daily newspapers, together with shopping guides, magazines and other publications.

•	During the year ended December 31, 2007, the Company acquired or increased its interest in several businesses, mainly in the Newspapers segment, for total consideration of $20.5 million, resulting in preliminary goodwill of $17.4 million, which was reduced by $2.3 million in 2008 when the purchase price allocation was finalized.

•	In January 2007, TVA Group Inc. and Sun Media Corporation paid the balance payable in the amount of $3.4 million related to the acquisition of SUN TV in 2004.
2006
•	Several businesses, mainly in the Interactive Technologies and Communications segment, were acquired for a total consideration of $14.0 million, including $12.6 million in cash and $1.4 million in Common Shares of a subsidiary, resulting in additional goodwill of $7.6 million.
Business acquisitions for 2008 are summarized as follows:

2008

Assets acquired:
Cash and cash equivalents	$0.5
Non-cash current assets	1.1
Property, plant and equipment	3.1
Intangible assets	18.8
Goodwill [1]	60.7
Non-controlling interest	73.0

157.2

Liabilities assumed:
Non-cash current liabilities	(2.9)
Future income taxes	(6.1)

(9.0)

Net assets acquired at fair value	$148.2

Consideration :
Cash	$147.2
Contingent amount payable	1.0

$148.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

7.	BUSINESS ACQUISITIONS (continued):

Business acquisitions for 2007 and 2006 are summarized as follows:

			2007	2006

	Osprey Media
	Publishing Inc. [3]	Other [3]	Total

Assets acquired:
Cash and cash equivalents	$ —	$0.5	$0.5	$2.1
Non-cash current assets	38.5	0.4	38.9	2.5
Property, plant and equipment	42.4	0.5	42.9	0.2
Intangible assets [2]	233.7	3.2	236.9	—
Other assets	0.3	0.4	0.7	4.4
Goodwill [1]	360.4	15.1	375.5	7.6
Non-controlling interest	—	1.9	1.9	1.2

	675.3	22.0	697.3	18.0
Liabilities assumed:
Bank indebtedness	(2.3)	—	(2.3)	—
Non-cash current liabilities	(27.3)	(0.7)	(28.0)	(3.1)
Long-term debt	(161.8)	—	(161.8)	—
Other liabilities	(6.8)	—	(6.8)	—
Future income taxes	(61.9)	(0.8)	(62.7)	(0.9)

	(260.1)	(1.5)	(261.6)	(4.0)

Net assets acquired at fair value	$ 415.2	$20.5	$435.7	$14.0

Consideration:
Cash	$ 415.2	$20.5	$435.7	$12.6
Issuance of Common Shares by Nurun Inc.	—	—	—	1.4

	$ 415.2	$20.5	$435.7	$14.0

[1]	The amount of goodwill that is deductible for tax purposes is $0.7 million in 2008 ($3.1 million in 2007 and $1.6 million in 2006).

[2]	In connection with the Osprey Media Publishing Inc. acquisition, intangible assets are mainly comprised of customer relationship and non-competition agreements with a fair value of $130.3 million and mastheads with a fair value of $103.4 million.

[3]	During the third quarter of 2008, the Company finalized certain purchase price allocations, mainly related to the acquisition of Osprey Media Publishing Inc. in August 2007, which resulted in a reduction in property, plant and equipment of $11.9 million, an increase in intangible assets of $3.1 million, a reduction in other assets of $0.4 million, an increase in other liabilities of $1.4 million, a reduction in future income tax liabilities of $3.5 million, and an increase in goodwill of $7.1 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

8.	INCOME TAXES:

Income taxes on continuing operations are as follows:

	2008	2007	2006

Current	$12.7	$11.3	$5.4
Future	142.0	63.5	(59.1)

	$154.7	$74.8	$(53.7)

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 30.9 % in 2008 (32.0% in 2007 and in 2006) and income taxes in the consolidated statements of income:

	2008	2007	2006

Income taxes at domestic statutory tax rate	$(63.2)	$133.2	$(72.0)
Increase (reduction) resulting from:
Effect of provincial tax rate differences	(3.1)	(0.9)	—
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	11.5	(7.8)	(9.8)
Change in valuation allowance	15.3	(3.6)	(7.8)
Change in future income tax balances due to a change in substantively enacted tax rates	—	(35.9)	(12.9)
Tax consolidation transactions with the parent company	(6.4)	(7.7)	—
Impairment of goodwill	196.4	—	47.5
Other	4.2	(2.5)	1.3

Income taxes	$154.7	$74.8	$(53.7)

The tax effects of significant items comprising the Company’s net future income tax positions are as follows:

	2008	2007

Losses carryforwards	$214.2	$245.1
Accounts payable and accrued charges	16.8	55.5
Long-term debt and derivative financial instruments	(10.5)	28.0
Property, plant and equipment	(257.1)	(228.1)
Goodwill, intangible assets and other assets	(56.6)	(65.4)
Other	3.0	(4.8)

	(90.2)	30.3
Valuation allowance	(152.1)	(111.8)

Net future income tax liabilities	$(242.3)	$(81.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

8.	INCOME TAXES (continued):

The current and long-term future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets:
Current	$102.8	$153.6
Long-term	12.3	57.4

	115.1	211.0
Future income tax liabilities:
Long-term	(357.4)	(292.5)

Net future income tax liabilities	$(242.3)	$(81.5)

As of December 31, 2008, the Company had loss carryforwards for income tax purposes of $1,014.5 available to reduce future taxable income, including $311.8 million that will expire between 2009 and 2028, and $702.7 million that can be carried forward indefinitely. Of the latter amount, $682.3 million represents capital losses to be applied against future capital gains.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable. Any such liability cannot reasonably be determined at the present time.

9.	ACCOUNTS RECEIVABLE:

	2008	2007

Trade	$426.7	$442.8
Other	57.2	53.4

	$483.9	$496.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

10.	INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2008	2007

Raw materials and supplies	$31.0	$23.3
Work in progress	17.3	17.1
Finished goods	91.6	82.7
Investments in televisual products and movies	49.4	45.9

	$189.3	$169.0

11.	PROPERTY, PLANT AND EQUIPMENT:

	2008

		Accumulated
		amortization/
	Cost	depreciation	Net amount

Land	$40.7	$ —	$40.7
Buildings and leasehold improvements	328.9	74.2	254.7
Machinery and equipment	1,080.5	532.4	548.1
Receiving, distribution and telecommunication networks	2,466.2	1,086.5	1,379.7
Projects under development	111.5	—	111.5

	$4,027.8	$ 1,693.1	$2,334.7

	2007

		Accumulated
		amortization/
	Cost	depreciation	Net amount

Land	$41.2	$—	$41.2
Buildings and leasehold improvements	314.8	60.7	254.1
Machinery and equipment	873.2	447.2	426.0
Receiving, distribution and telecommunication networks	2,191.1	921.1	1,270.0
Projects under development	118.9	—	118.9

	$3,539.2	$1,429.0	$2,110.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

12.	INTANGIBLE ASSETS:

2008
		Accumulated
		amortization/
	Cost	depreciation	Net amount

Customer relationships, non-competition agreements and other	$179.1	$ 41.3	$137.8
Mastheads (note 6)	105.6	40.2	65.4
Broadcasting licences	88.3	—	88.3
AWS spectrum licences [1]	567.1	—	567.1

	$940.1	$ 81.5	$858.6

[1]	As a result of the spectrum auction for AWS that ended on July 21, 2008, the Company acquired 17 new spectrum licences for AWS, covering all of the province of Québec and certain areas of Ontario, for an aggregate amount of $554.6 million, which was fully paid by its Cable segment in the third quarter of 2008. In addition, interest costs of $12.5 million were capitalized to the cost of these licences in 2008. The spectrum licences were issued by Industry Canada on December 23, 2008 for an initial term of 10 years.

2007
		Accumulated
		amortization/
	Cost	depreciation	Net amount

Customer relationships, non-competition agreements and other	$166.9	$20.1	$146.8
Mastheads	103.4	—	103.4
Broadcasting licences	84.2	—	84.2

	$354.5	$20.1	$334.4

13.	OTHER ASSETS:

	2008	2007

Investments in televisual products and movies	$36.0	$27.2
Deferred pension charge (note 26)	22.9	20.7
Deferred connection costs	19.3	18.8
Other	33.6	20.7

	$111.8	$87.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

14.	GOODWILL:

For the years ended December 31, 2008 and 2007, the changes in the carrying amounts of goodwill were as follows:

					2008
				Adjustment of
	Balance as at	Business		purchase price	Balance as at
	December 31,	acquisitions	Impairment	allocation and	December 31,
	2007	(disposals)	(note 6)	other	2008

Cable	$2,576.9	$ (1.9)	$—	$—	$2,575.0
Newspapers	1,397.1	9.7	(595.0)	7.1	818.9
Broadcasting	51.4	4.3	—	(1.0)	54.7
Leisure and Entertainment	43.4	5.0	(10.0)	—	38.4
Interactive Technologies and Communications	12.5	40.9	(26.0)	2.3	29.7

Total	$4,081.3	$ 58.0	$(631.0)	$8.4	$3,516.7

					2007
				Adjustment of
	Balance as at	Business		purchase price	Balance as at
	December 31,	acquisitions	Impairment	allocation and	December 31,
	2006	(disposals)	(note 6)	other	2007

Cable	$2,581.7	$0.6	$(5.4)	$—	$2,576.9
Newspapers	1,033.4	363.7	—	—	1,397.1
Broadcasting	51.4	0.1	—	(0.1)	51.4
Leisure and Entertainment	43.4	—	—	—	43.4
Interactive Technologies and Communications	11.2	3.1	—	(1.8)	12.5

Total	$3,721.1	$367.5	$(5.4)	$(1.9)	$4,081.3

15.	ADDITIONAL AMOUNT PAYABLE:

In July 2007, the Company exercised its right to repay the Additional Amount payable in the amount of $127.2 million. Until its repayment, the value of the Additional Amount payable, resulting from the repurchase of the redeemable preferred shares of a subsidiary in 2003, fluctuated based on a formula established as per the repurchase agreement. Changes in the amount payable were recorded as a loss on valuation and translation of financial instruments in the consolidated statements of income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

16.	LONG-TERM DEBT:

	Effective interest
	rate as of
	December 31, 2008	Year of maturity	2008	2007

Quebecor Media Inc.:
Bank credit facilities (i)	6.38%	2011-2013	$505.4	$439.1
Other credit facility (ii)	3.71%	2015	74.4	66.7
Senior Notes (iii)	7.75%	2016	634.8	514.8
Senior Notes (iv)	8.81%	2016	799.1	644.3

			2,013.7	1,664.9
Videotron Ltd. and its subsidiaries (v):
Bank credit facility (vi)	3.39%	2012	207.7	147.7
Senior Notes (vii)	6.59%	2014	800.4	652.8
Senior Notes (viii)	6.44%	2015	212.4	172.8
Senior Notes (ix)	9.38%	2018	546.1	—

			1,766.6	973.3
Sun Media Corporation and its subsidiaries (v):
Bank credit facilities (x)	4.10%	2012	48.5	39.1
Senior Notes (xi)	7.88%	2013	245.7	198.9

			294.2	238.0
Osprey Media Publishing Inc. (v):
Bank credit facilities (xii)	3.75%	2011	132.3	145.3

TVA Group Inc. and its subsidiaries (v):
Revolving credit facility (xiii)	3.43%	2010	93.8	56.3

Total long-term debt			4,300.6	3,077.8

Change in fair value related to hedged interest rate risk			52.0	(24.1)
Adjustments related to embedded derivatives			24.7	11.4
Financing fees, net of amortization			(41.5)	(37.6)

			35.2	(50.3)

			4,335.8	3,027.5
Less current portion:			37.1	24.7

			$4,298.7	$3,002.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

16.	LONG-TERM DEBT (continued):
(i)	The bank credit facilities of Quebecor Media Inc. are comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at Bankers’ acceptance rate, London Interbanking Offered Rate (“LIBOR”) or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at U.S. prime rate, plus a premium of 1.0%, or at LIBOR, plus a premium of 2.0%, and maturing in January 2013, and (iii) a $100.0 million revolving credit facility, bearing interest at Bankers’ acceptance rate, LIBOR or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011. These credit facilities contain covenants concerning certain financial ratios and restricting the declaration and payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Company (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2008, the credit facilities of the Company were secured by assets with a carrying value of $3,758.7 million ($4,203.8 million in 2007). The Company shall repay the term loan “A” in quarterly repayments equal to 2.5% of the principal amount during the first three years of the term, 5.0% in the fourth year and 12.5% in the fifth year of the term. It shall repay the principal amount of its term loan “B” in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. As of December 31, 2008, $4.0 million (none in 2007) was drawn on the revolving credit facility, while $89.8 million ($102.0 million in 2007) and $411.6 million ($337.1 million in 2007) were drawn under the term “A” and “B” credit facilities respectively.

(ii)	The long-term credit facility with Société Générale (Canada) for the Canadian dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in 2015. The facility is secured by all the property and assets of the Company, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	In January 2006, the Company issued Senior Notes of US$525.0 million in aggregate principal amount for net proceeds of $609.0 million, before issuance fees of $9.0 million. The notes bear interest at 7.75%, payable every six months on June 15 and December 15, and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011.

(iv)	In October 2007, the Company issued Senior Notes of US$700.0 million in aggregate principal amount at a discount price of 93.75% for net proceeds of $672.2 million, including accrued interest of $16.6 million and before financing fees of $9.8 million. The senior notes bear interest at 7.75% for an effective interest rate of 8.81%, payable every six months on June 15 and December 15, and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011.

(v)	The debts of these subsidiaries are non-recourse to the parent company, Quebecor Media Inc.

(vi)	On April 7, 2008, Videotron Ltd. entered into amendments to its Senior Secured Credit Facility under which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity was extended to April 2012. Pursuant to these amendments, Videotron Ltd. may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million). This credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on Videotron Ltd.’s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries. As of December 31, 2008, the credit facility of Videotron Ltd. was secured by assets with a carrying value of $5,105.9 million ($4,132.2 million in 2007). The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

16.	LONG-TERM DEBT (continued):
(vii)	In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.08% for net proceeds of $445.6 million, before issuance fees of $7.6 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of $405.1 million, including accrued interest of $8.9 million and before issuance fees of $7.4 million. These notes bear interest at a rate of 6.875% for an effective interest rate of 6.59%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(viii)	On September 16, 2005, US$175.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.5% for net proceeds of $205.2 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% for an effective interest rate of 6.44%, payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(ix)	On April 15, 2008, Videotron Ltd. issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $9.5 million. The new Senior Notes bear interest at 9.125% for an effective interest rate of 9.375%, payable every six months on June 15 and December 15, and mature on April 15, 2018. These notes are unsecured and contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron Ltd. and are redeemable at the option of Videotron Ltd. at a decreasing premium, commencing April 15, 2013.

(x)	The bank credit facilities of Sun Media Corporation are comprised of (i) a revolving credit facility amounting to $70.0 million, maturing in October 2012, and (ii) a term loan “C” credit facility amounting to $40.0 million, also maturing in October 2012. The credit facilities are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends or other distributions. As of December 31, 2008, the bank credit facilities were secured by assets with a carrying value of $1,307.6 million ($1,729.9 million in 2007). Any amount borrowed under the revolving credit facility bears interest at Canadian Bankers’ acceptance and/or Canadian prime rate, plus an applicable margin determined by financial ratios. Advances under the term “C” credit facility bear interest at Canadian Bankers’ acceptance rate, plus a margin of 1.50% per annum, or Canadian prime rate, plus a margin of 0.50% per annum. As of December 31, 2008, $10.0 million (none in 2007) was drawn on the revolving credit facility, while $38.5 million ($39.1 million in 2007) was drawn down on the term loan “C” credit facilities.

(xi)	In February 2003, Sun Media Corporation issued US$205.0 million in aggregate principal amount of Senior Notes at a discount price of 98.29% for net proceeds of $306.8 million, before issuance fees of $8.4 million. These notes bear interest at a rate of 7.625% for an effective interest rate of 7.88%, payable every six months on February 15 and August 15, and mature in February 2013. The notes contain certain restrictions on Sun Media Corporation, including limitations on its ability to incur additional indebtedness or make other distributions, and are unsecured. The notes became redeemable at the option of the Company, in whole or in part, at any time after February 15, 2008, at a decreasing premium.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

16.	LONG-TERM DEBT (continued):
(xii)	The credit facilities of Osprey Media Publishing Inc. are comprised of a revolving credit facility in the amount of $65.0 million and a term credit facility in the amount of $133.3 million, maturing in January 2011. The credit facilities bear interest at Canadian prime rate or Bankers’ acceptance rate, plus an applicable margin determined by financial ratios, and they contain covenants including, among others, certain financial ratios and restrictions on the declaration and payment of any distributions. The credit facilities are secured by liens on all assets of Osprey Media Publishing Inc. and its subsidiary. As of December 31, 2008, no amount ($13.4 million in 2007) was drawn on the revolving credit facility and $132.3 million ($131.9 million in 2007) was drawn on the term facility.

(xiii)	TVA Group Inc.’s revolving credit facility, up to a maximum of $160.0 million, bears interest at a Canadian chartered bank’s prime rate or Bankers’ acceptance rate, plus a variable margin determined by certain financial ratios. The credit facility matures on June 15, 2010, and contains some restrictions, including the obligation to maintain certain financial ratios.

On December 31, 2008, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2009	$37.1
2010	162.1
2011	166.2
2012	269.6
2013	651.7
2014 and thereafter	3,013.9

17.	OTHER LIABILITIES:

	2008	2007

Stock-based compensation[1]	$0.8	$12.7
Accrued pension and postretirement benefits liability (note 26)	54.9	48.3
Deferred revenue	35.5	36.7
Other	6.5	5.8

	$97.7	$103.5

[1]	The current portion of stock-based compensation in the amount of $4.7 million is included in accounts payable and accrued charges ($98.6 million at December 31, 2007).
18.	NON-CONTROLLING INTEREST:

Non-controlling interest represents the interest of non-controlling shareholders in the participating shares of the Company’s subsidiaries. As of December 31, 2008, the most significant non-controlling interest is in TVA Group Inc., Broadcasting segment, and it represents an interest in 0.07% (0.08% in 2007) in votes and 49.10% (54.76% in 2007) in equity.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

19.	CAPITAL STOCK:
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:
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
(b)	Issued capital stock:

	Common Shares
	Number	Amount

Balance as of December 31, 2008 and 2007	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

19.	CAPITAL STOCK (continued):
(c)	Cumulative First Preferred Shares:

All Cumulative First Preferred Shares are owned by subsidiaries of the Company and are eliminated on consolidation. The following Cumulative First Preferred Shares are issued and outstanding:

	Preferred Shares
	Number	Amount

Preferred A Shares

Balance as of December 31, 2006	235,000	$235.0
Redemption	(235,000)	(235.0)

Balance as of December 31, 2007 and 2008	—	$—

Preferred C Shares

Balance as of December 31, 2006	275,000	$275.0
Redemption	(165,000)	(165.0)

Balance as of December 31, 2007	110,000	110.0
Redemption	(110,000)	(110.0)

Balance as of December 31, 2008	—	$—

Preferred F Shares

Balance as of December 31, 2006	320,000	$320.0
Issuance	1,000,000	1,000.0
Conversion into Preferred G Shares	(1,320,000)	(1,320.0)

Balance as of December 31, 2007 and 2008	—	$—

Preferred G Shares

Balance as of December 31, 2006	—	$—
Issuance	1,235,000	1,235.0
Conversion of Preferred F Shares into Preferred G Shares	1,320,000	1,320.0

Balance as of December 31, 2007	2,555,000	2,555.0
Issuance	1,100,000	1,100.0
Redemption	(1,600,000)	(1,600.0)

Balance as of December 31, 2008	2,055,000	$2,055.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

20.	STOCK-BASED COMPENSATION PLANS:
(a)	Quebecor Media Inc. stock option plan:

Under a stock option plan established by the Company, 6,180,140 Common Shares of the Company have been set aside for officers, senior employees, directors, and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media Inc. at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Company on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media Inc. are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Company on the stock exchange(s) where such shares are listed at the time of exercise, or the fair market value, as determined by the Company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media Inc. at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The acquisition of the “right to profit” on certain options may also be subject to performance criteria.

The following table gives summary information on outstanding options granted as of December 31, 2008 and 2007:

		2008		2007

		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	7,029,857	$32.25	3,781,767	$21.38
Granted	110,000	46.84	3,359,563	44.38
Exercised	(2,824,012)	19.00	—	—
Cancelled	(472,548)	43.21	(111,473)	29.49

Balance at end of year	3,843,297	$41.05	7,029,857	$32.25

Vested options at end of year	232,903	$32.14	2,517,181	$18.42

During the year ended December 31, 2008, 2,824,012 stock options were exercised and resulted in a cash payment of $94.1 million by the Company.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

20.	STOCK-BASED COMPENSATION PLANS (continued):
(a)	Quebecor Media Inc. stock option plan (continued):

The following table gives summary information on outstanding options as of December 31, 2008:

			Outstanding options		Vested options

			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$15.19 to 21.75	185,631	5.10	$21.56	72,273	$21.30
22.98 to 33.41	658,103	7.28	30.98	91,511	31.52
37.82 to 50.51	2,999,563	8.64	44.46	69,119	44.28

$15.19 to 50.51	3,843,297	8.23	$41.05	232,903	$32.14

(b)	TVA Group Inc. plans:
(i)	Stock option plan for senior executives and directors

Under this stock option plan, 2,200,000 Class B shares of TVA Group Inc. have been set aside for senior executives and directors of TVA Group Inc. and its subsidiaries. The terms and the conditions of options granted are determined by TVA Group Inc.’s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Options granted prior to January 2006 usually vest equally over a four-year period, with the first 25% vesting on the second anniversary date of the date of grant. Beginning January 2006, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules, as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, to receive an amount in cash (equal to the number of shares corresponding to the options exercised, multiplied by the difference between the fair market value and the exercise price of the option) from TVA Group Inc. or, subject to certain conditions, exercise their options to purchase TVA Group Inc. Class B shares at the exercise price. The fair market value is defined by the average closing market price for a Class B share in the last five trading days immediately preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2008 and 2007:

		2008		2007

		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Balance at beginning of year	983,693	$16.16	489,695	$17.59
Granted	—	—	561,875	14.82
Cancelled	(8,538)	15.81	(67,877)	15.52

Balance at end of year	975,155	$16.16	983,693	$16.16

Vested options at end of year	185,144	$19.20	84,082	$20.61

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

20.	STOCK-BASED COMPENSATION PLANS (continued):
(b)	TVA Group Inc. plans (continued):
(i)	Stock option plan for senior executives and directors (continued)

The following table gives summary information on outstanding options as of December 31, 2008:

			Outstanding options		Vested options

			Weighted		Weighted
		Weighted	average		average
Range of		average years	exercise		exercise
exercise price	Number	to maturity	price	Number	price

$14.50 to 16.40	781,024	8.41	$14.98	56,451	$15.41
16.41 to 21.38	194,131	5.86	20.90	128,693	20.86

$14.50 to 21.38	975,155	7.90	$16.16	185,144	$19.20

Had the vested options been exercised as of December 31, 2008, Quebecor Media Inc.’s interest in TVA Group Inc. would have decreased from 50.90% to 50.51% (45.24% to 45.10% as of December 31, 2007).

(ii)	Share purchase plan for executives and employees

In 1998, TVA Group Inc. introduced a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its executives, and a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its employees. Under the plans, participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price for a TVA Group Inc. Class B share on the Toronto Stock Exchange in the five trading days immediately preceding the first day of the annual subscription period under the plans. The plans also provide financing terms free of interest. No Class B shares have been issued under the plans in the last three years. As of December 31, 2008 and 2007, the remaining balance of TVA Group Inc. Class B Shares that may be issued is 332,643 under the share purchase plan for executives and 229,753 under the share purchase plan for employees.
(c)	All stock-based option plans:

For the year ended December 31, 2008, a net reversal of the consolidated stock-based compensation charge was recorded, in an amount of $8.3 million (a net charge of $50.8 million in 2007 and $24.8 million in 2006).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

21.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2005	$ (2.3)	$—	$(2.3)
Other comprehensive income, net of income taxes	1.2	—	1.2

Balance as of December 31, 2006	(1.1)	—	(1.1)

Cumulative effect of changes in accounting policies	—	(35.5)	(35.5)
Other comprehensive (loss) income, net of income taxes	(2.0)	48.0	46.0

Balance as of December 31, 2007	(3.1)	12.5	9.4

Other comprehensive income (loss), net of income taxes	5.0	(64.6)	(59.6)

Balance as of December 31, 2008	$ 1.9	$(52.1)	$(50.2)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/2 -year period.
22.	COMMITMENTS AND CONTINGENCIES:
(a)	Leases and purchasing agreements:

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $398.2 million. The minimum payments for the coming years are as follows:

		Other
	Leases	commitments

2009	$54.1	$ 80.8
2010	37.8	24.6
2011	29.3	14.0
2012	24.4	4.4
2013	18.8	2.8
2014 and thereafter	95.2	12.0

Operating lease expenses amounted to $46.9 million, $46.1 million and $44.8 million for the years ended December 31, 2008, 2007, and 2006, respectively.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

22.	COMMITMENTS AND CONTINGENCIES (continued):
(b)	Contingencies:
(i)	Legal proceedings against certain of the Company’s subsidiaries were initiated by another company in relation to printing contracts, including the resiliation of printing contracts. As with any litigation subject to a judicial process, the outcome of such proceedings is impossible to determine with certainty. However, management believes that the suits are without merit and intends to vigorously defend its position.

A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or on its financial position.
23.	GUARANTEES:

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2017. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2008, the maximum exposure with respect to these guarantees was $17.8 million and no liability has been recorded in the consolidated balance sheet. In prior years, the Company has not made any payments relating to these guarantees.

Business and asset disposals:

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet. In prior years, the Company has not made any payments relating to these guarantees.

Outsourcing companies and suppliers:

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. In prior years, the Company has not made any payments relating to these guarantees.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

The Company’s financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

From its use of financial instruments, the Company and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency. The Company and it subsidiaries do not intend to settle their financial derivative instruments prior to their maturity, as none of these instruments is held or issued for speculative purposes. The Company and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/Euro	Less than 1 year	1.6796	$21.6
$/CHF	Less than 1 year	1.1304	2.6

Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries
$/US$	Less than 1 year	1.0865	75.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps:

						CDN dollar
				Annual	Annual	exchange rate
				effective	nominal	on interest
				interest rate	interest	and capital
	Period	Notional		using	rate	payments per
	covered	amount		hedged rate	of debt	one U.S. dollar

Quebecor Media Inc.

Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan “B” credit facilities	2006 to 2009	US$	194.5	6.27%	LIBOR +2.00%	1.1625

Term loan “B” credit facilities	2009 to 2013	US$	194.5	Bankers’ acceptances 3 months +2.22%	LIBOR +2.00%	1.1625

Term loan “B” credit facilities	2006 to 2013	US$	145.9	6.44%	LIBOR +2.00%	1.1625

Videotron Ltd.
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued):

CDN dollar
				Annual	Annual	exchange rate
				effective	nominal	on interest
				interest rate	interest	and capital
	Period	Notional		using	rate	payments per
	covered	amount		hedged rate	of debt	one U.S. dollar

Sun Media Corporation
Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptances 3 months +3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptances 3 months +3.70%	7.625%	1.5227

Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(a)	Description of derivative financial instruments (continued):
(iii)	Interest rate swaps:

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate

Osprey Media Publishing Inc.

December 2010	$50.0	Pay fixed/ Receive floating	3.53%	Bankers’ acceptances 3 months

December 2010	$43.3	Pay fixed/ Receive floating	2.13%	Bankers’ acceptances 1 month

December 2010	$40.0	Pay fixed/ Receive floating	2.73%	Bankers’ acceptances 3 months

Sun Media Corporation

October 2012	$38.9	Pay fixed/ Receive floating	3.75%	Bankers’ acceptances 3 months

TVA Group Inc.

March 2010	$45.0	Pay fixed/ Receive floating	1.88%	Bankers’ acceptances 1 month

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(b)	Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand.

The carrying value and fair values of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007

	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt [1]	$(2,013.7)	$(1,491.3)	$(1,664.9)	$(1,646.6)
Cross-currency interest rate swaps	182.5	182.5	(159.8)	(159.8)
Foreign exchange forward contracts	0.1	0.1	(0.3)	(0.3)

Videotron Ltd.
Long-term debt [1]	(1,766.6)	(1,577.0)	(973.3)	(938.2)
Cross-currency interest rate swaps	69.5	69.5	(241.3)	(241.3)
Foreign exchange forward contracts	9.0	9.0	(4.2)	(4.2)

Sun Media Corporation
Long-term debt [1]	(294.2)	(242.4)	(238.0)	(234.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(53.0)	(53.0)	(133.1)	(133.1)
Interest rate swaps	(3.0)	(3.0)	—	—

Osprey Media Publishing Inc.
Long-term debt [1]	(132.3)	(128.1)	(145.3)	(145.3)
Interest rate swaps	(4.1)	(4.1)	0.2	0.2

TVA Group Inc.
Long-term debt [1]	(93.8)	(91.4)	(56.3)	(56.3)
Interest rate swaps	(0.4)	(0.4)	—	—

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, or financing fees.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(b)	Fair value of financial instruments (continued):

The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross-currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

(c)	Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $47.6 million as of December 31, 2008 ($34.0 million as of December 31, 2007). As of December 31, 2008, 11.3% of trade receivables were 90 days past their billing date (10.9% as of December 31, 2007).

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

From their use of derivative financial instruments, the Company and its subsidiaries are exposed to the risk of non-performance by a third party. When the Company and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits.

(d)	Liquidity risk management:

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.7 years as of December 31, 2008.

Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through dividends paid by its publicly traded subsidiary, TVA Group Inc.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(d)	Liquidity risk management (continued):

As of December 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more

Bank indebtedness	$11.5	$11.5	$—	$—	$—
Accounts payable and accrued charges	793.7	793.7	—	—	—
Long-term debt	4,300.6	37.1	328.3	921.3	3,013.9
Interest payments [1]	1,746.0	241.4	549.0	491.4	464.2
Derivative instruments [2]	(176.4)	(0.2)	(0.3)	48.3	(224.2)

Total	$6,675.4	$1,083.5	$877.0	$1,461.0	$3,253.9

[1]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2008.

[2]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.
(e)	Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2008 and to hedge their exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(e)	Market risk (continued):

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

		Other
		comprehensive
	Income	income

Increase of $0.10

U.S. dollar-denominated accounts payable	$(0.7)	$ —
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(1.2)	78.2

Decrease of $0.10

U.S. dollar-denominated accounts payable	0.7	—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	1.2	(78.2)

Interest rate risk and non-performance risk

The Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (prime). The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2008, after taking into account the hedging instruments, long-term debt was comprised of 64.5% fixed rate debt and 35.5% floating rate debt.

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate is $15.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):
(e)	Market risk (continued):

Interest rate risk and non-performance risk (continued)

The estimated sensitivities on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, are as follows:

	Income	Other comprehensive income

Increase of 100 basis point	$10.3	$ (1.6)
Decrease of 100 basis point	(10.3)	1.6

(f)	Capital management:
The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to shareholders. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Company’s capital structure is composed of shareholders’ equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents. The capital structure is as follows:

	2008	2007

Bank indebtedness	$11.5	$16.3
Long-term debt	4,335.8	3,027.5
Net (assets) liabilities related to derivative financial instruments	(200.6)	538.5
Non-controlling interest	106.0	154.2
Cash and cash equivalents	(22.5)	(26.1)

Net liabilities	4,230.2	3,710.4
Shareholders’ equity	$1,943.0	$2,450.3

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

25.	RELATED PARTY TRANSACTIONS:

Operating transactions

During the year ended December 31, 2008, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $11.8 million ($9.0 million in 2007 and $14.8 million in 2006), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.4 million ($0.4 million in 2007 and $0.2 million in 2006). These transactions were concluded and accounted for at the exchange amount.

During the year ended December 31, 2008, the Company, received interest of $1.0 million ($0.9 million in 2007 and 2006) from Quebecor Inc. As of December 31, 2008, cash and cash equivalents totalling $11.8 million ($19.3 million as of December 31, 2007) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In 2008, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2007 and 2006), and incurred management fees of $1.1 million ($1.1 million in 2007 and 2006) with the shareholders.

Tax transactions

In 2008, 2007 and 2006, the parent company transferred $104.9 million, $66.5 million and $74.2 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $18.4 million, $14.9 million and $16.1 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $6.4 million and $7.7 million, respectively, of its income tax expense in 2008 and 2007, and expects to reduce its income tax expense by $14.0 million in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

25.	RELATED PARTY TRANSACTIONS (continued):

Quebecor World Inc.

On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, Quebecor World Inc. is no longer a related company under Canadian GAAP. Prior to this date, the following transactions were made with Quebecor World Inc.:
•	From January 1, 2008 to January 21, 2008, the Company made purchases from Quebecor World Inc. of $3.0 million ($55.3 million in 2007 and $74.8 million in 2006) and made sales to Quebecor World Inc. of $1.3 million ($17.9 million in 2007 and 2006).

•	On January 10, 2008, the Company settled a balance of $4.3 million payable to Quebecor World Inc. by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

•	In October 2007, the Company increased its investment in Nurun Inc. by acquiring. 500,000 Common Shares of Nurun Inc. from Quebecor World Inc. at the exchange amount, for a cash consideration of $1.7 million.

•	On October 11, 2007, the Company acquired a property from Quebecor World Inc. for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property for a 17-year term. The consideration for the two transactions was settled by the payment of a net amount of $43.9 million to Quebecor World Inc. as of the date of the transactions, and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted for at the exchange amount.

•	During the year ended December 31, 2006, some of the Company’s subsidiaries acquired tax benefits amounting to $6.5 million from Quebecor World Inc. that were recorded as income taxes receivable. These transactions allowed the Company to realize a gain of $0.4 million (net of non-controlling interest), which was recorded as contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS:

The Company maintains various flat-benefit plans, final-pay plans with indexation features from zero to 2%, and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed at least once in the last three years and the next required valuations will be performed within the next three years.

The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee’s active service period.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2008 and 2007, along with a statement of the funded status as of those dates:

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007

Change in benefit obligations:
Benefit obligations at beginning of year	$635.6	$595.8	$43.5	$40.7
Service costs	20.7	24.9	1.6	1.4
Interest costs	36.0	31.9	2.5	2.0
Plan participants’ contributions	12.9	11.1	—	—
Actuarial gain	(157.5)	(34.8)	(12.5)	(1.0)
Benefits and settlements paid	(33.5)	(30.2)	(0.8)	(0.6)
Plan amendments	10.9	5.0	—	—
Curtailment gain	(0.9)	(0.5)	(0.7)	—
Special termination benefits	1.2	—	—	—
Business acquisition	—	32.4	—	1.0
Other	1.1	—	1.9	—

Benefit obligations at end of year	$526.5	$635.6	$35.5	$43.5

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007

Change in plan assets:
Fair value of plan assets at beginning of year	$604.0	$560.4	$—	$—
Actual return on plan assets	(77.7)	5.4	—	—
Employer contributions	23.1	25.0	0.8	0.6
Plan participants’ contributions	12.9	11.1	—	—
Benefits and settlements paid	(33.5)	(30.2)	(0.8)	(0.6)
Transfer from other plans	0.8	—	—	—
Business acquisition	—	32.3	—	—

Fair value of plan assets at end of year	$529.6	$604.0	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The plan assets are comprised of:

	2008	2007

Equity securities	50.7%	56.8%
Debt securities	44.9	38.2
Other	4.4	5.0

	100.0%	100.0%

As of December 31, 2008, plan assets included shares of related parties representing an amount of $1.2 million ($2.2 million as of December 31, 2007).

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007

Reconciliation of funded status:
Plan surplus (deficit)	$3.1	$(31.6)	$(35.5)	$(43.5)
Unrecognized actuarial loss (gain)	6.6	47.7	(2.0)	11.5
Unrecognized net transition (asset) obligation	(4.2)	(4.6)	0.3	0.4
Unrecognized prior service cost (benefit)	28.4	19.9	(3.4)	(4.6)
Valuation allowance	(25.3)	(22.8)	—	—

Net amount recognized	$8.6	$8.6	$(40.6)	$(36.2)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007

Benefit obligations	$(297.0)	$(457.8)	$(35.5)	$(43.5)
Fair value of plan assets	287.3	417.2	—	—

Funded status — plan deficit	$(9.7)	$(40.6)	$(35.5)	$(43.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007

Deferred pension charge	$22.9	$20.7	$—	$—
Accrued benefit liability	(14.3)	(12.1)	(40.6)	(36.2)

Net amount recognized	$8.6	$8.6	$(40.6)	$(36.2)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2008	2007	2006	2008	2007	2006

Service costs	$20.7	$24.9	$22.1	$1.6	$1.4	$1.3
Interest costs	36.0	31.9	29.0	2.5	2.0	1.9
Actual return on plan assets	77.7	(5.4)	(68.5)	—	—	—
Current actuarial (gain) loss	(157.5)	(34.8)	1.8	(12.5)	(1.0)	1.3
Current prior service costs (benefits)	10.9	4.9	0.7	—	—	(3.1)
Special termination benefits, curtailment gain and other	0.5	(0.5)	—	(0.7)	—	—

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	(11.7)	21.0	(14.9)	(9.1)	2.4	1.4

Difference between actual and expected return on plan assets	(121.3)	(36.5)	33.0	—	—	—
Deferral of amounts arising during the period:
Actuarial gain (loss)	157.5	34.8	(1.8)	12.5	1.0	(1.3)
Prior service (costs) benefits	(10.9)	(4.9)	(0.7)	—	—	3.1
Amortization of previously deferred amounts:
Actuarial gain	3.4	1.9	2.0	0.5	0.6	0.6
Prior service benefits (costs)	2.4	2.0	1.8	(0.4)	(0.5)	(0.7)
Transitional obligations	(0.5)	(0.5)	(0.5)	—	—	—
Other	1.2	—	—	—	—	—

Total adjustments to recognize the long-term nature of benefit costs	31.8	(3.2)	33.8	12.6	1.1	1.7
Valuation allowance	2.5	3.3	2.1	—	—	—

Net benefit costs	$22.6	$21.1	$21.0	$3.5	$3.5	$3.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The expense related to defined contribution pension plans amounted to $11.3 million in 2008 ($11.1 million in 2007 and $10.9 million in 2006).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $35.2 million for the year ended December 31, 2008 ($36.7 million in 2007 and $37.6 million in 2006).

The weighted average rates used in measuring the Company’s benefit obligations as of December 31, 2008, 2007, and 2006 and current periodic costs are as follows:

	Pension benefits			Postretirement benefits
	2008	2007	2006	2008	2007	2006

Benefit obligations
Rates as of year-end:
Discount rate	7.50%	5.50%	5.00%	7.50%	5.50%	5.00%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	5.50%	5.00%	5.00%	5.50%	5.00%	5.00%
Expected return on plan assets [1]	7.25	7.25	7.25	—	—	—
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

[1]	After management and professional fees.
The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9.0 % at the end of 2008. The cost, as per an estimate, is expected to decrease gradually over the next 10 years to 5.0% and to remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
	1%	1%
Sensitivity analysis	increase	decrease

Effect on benefit cost	$0.9	$(0.7)
Effect on benefit obligations	5.5	(4.2)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

27.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income (loss) and balance sheets:
(a)	Consolidated statements of income:

	2008	2007	2006

Net (loss) income as per Canadian GAAP	$(380.0)	$327.1	$(169.7)
Adjustments:
Development, pre-operating and start-up costs (i)	1.9	1.9	(0.7)
Pension and postretirement benefits (ii)	1.4	0.8	0.9
Change in fair value and ineffective portion of derivative financial instruments (iii)	3.8	11.0	71.6
Stock-based compensation (iv)	4.2	(6.9)	(4.8)
Impairment of goodwill (v)	3.8	—	—
Income taxes (vi), (viii)	(11.8)	(21.0)	(40.1)

	3.3	(14.2)	26.9

Net (loss) income as adjusted per U.S. GAAP	$(376.7)	$312.9	$(142.8)

(b)	Consolidated statements of comprehensive (loss) income:

	2008	2007	2006

Comprehensive (loss) income as per Canadian GAAP	$(439.6)	$373.1	$(168.5)
Adjustments to net (loss) income as per (a) above	3.3	(14.2)	26.9
Adjustments to other comprehensive income:
Pension and postretirement benefits (ii)	45.7	(5.9)	17.6
Derivative financial instruments (iii)	2.0	3.0	132.0
Income taxes (vi)	(12.6)	0.9	(64.4)

	35.1	(2.0)	85.2

Comprehensive (loss) income as per U.S. GAAP	$(401.2)	$356.9	$(56.4)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

27.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets:

	2008		2007
	Canada	United States	Canada	United States

Other assets	$111.8	$79.8	$87.4	$53.7
Long-term future income tax assets	12.3	15.7	57.4	57.4
Goodwill	3,516.7	3,516.7	4,081.3	4,077.5
Current liabilities	(1,076.1)	(1,074.0)	(1,018.9)	(1,053.2)
Long-term debt	(4,298.7)	(4,281.5)	(3,002.8)	(2,991.4)
Other liabilities	(97.7)	(94.8)	(103.5)	(129.3)
Long-term future income tax liabilities	(357.4)	(343.7)	(292.5)	(252.9)
Non-controlling interest	(106.0)	(103.2)	(154.2)	(150.0)
Contributed surplus (vii), (viii)	(3,214.5)	(3,412.3)	(3,217.2)	(3,400.9)
Deficit	2,973.7	3,159.1	2,528.7	2,717.4
Accumulated other comprehensive loss (income)	50.2	52.5	(9.4)	28.0

The accumulated other comprehensive (loss) income as of December 31, 2008, 2007, and 2006 is as follows:

	2008	2007	2006

Accumulated other comprehensive (loss) income as per Canadian GAAP	$(50.2)	$9.4	$(1.1)
Adjustments:
Pension and postretirement benefits (ii)	(12.5)	(58.2)	(52.3)
Derivative instruments (iii)	5.0	3.0	(44.4)
Income taxes (vi)	5.2	17.8	25.8

	(2.3)	(37.4)	(70.9)

Accumulated other comprehensive loss as per U.S. GAAP	$(52.5)	$(28.0)	$(72.0)

(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets” and are amortized over a period not exceeding five years. Under U.S. GAAP, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

27.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets (continued):
(ii)	Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iv)	Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of their fair values.

(v)	In respect of the 1999 acquisition of Sun Media Corporation, certain of the restructuring costs related to the acquired newspapers were recorded in the purchase equation as goodwill under Canadian GAAP, but were excluded from the purchase equation and expensed under U.S. GAAP. The difference between the carrying value of goodwill under Canada GAAP and U.S. GAAP resulted in an adjustment of the 2008 goodwill impairment charge.

(vi)	Under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Further, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

27.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):
(c)	Consolidated balance sheets (continued):
(vii)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(viii)	The Company and its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses have been transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since those transactions related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid would have been recognized in contributed surplus.

(ix)	On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, which enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact it will have on its financial statements on full adoption in 2009.

(x)	In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and internationally converge the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, the accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008, and SFAS 160 will be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:

The Company has access to the cash flows generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Company’s subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of dividends and advances that can be paid to the Company.

The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company. These non-consolidated and condensed financial statements, as prepared under Canadian GAAP, are shown below.

Non-consolidated and condensed statements of income and comprehensive (loss) income

	2008	2007	2006

Revenues
Management fees	$46.4	$65.4	$41.8
Interest on loan to subsidiaries	—	3.4	0.7
Other	—	—	7.3

	46.4	68.8	49.8

Expenses
General and administrative	43.1	66.5	49.1
Depreciation and amortization	0.5	0.6	0.8
Financial	145.8	138.8	106.4

Loss before undernoted items	(143.0)	(137.1)	(106.5)
Gain on disposal of investments and other assets	0.4	1.0	0.1
Loss on debt refinancing	—	—	(342.1)

Loss before income taxes	(142.6)	(136.1)	(448.5)
Income taxes	81.7	41.8	(93.6)

	(224.3)	(177.9)	(354.9)
Equity (loss) income from subsidiaries	(155.7)	505.0	185.2

Net (loss) income	$(380.0)	$327.1	$(169.7)

	2008	2007	2006

Net (loss) income	$(380.0)	$327.1	$(169.7)

Other comprehensive (loss) income, net of income taxes	(40.8)	34.5	—
Share of other comprehensive (loss) income from subsidiaries	(18.8)	11.5	1.2

	(59.6)	46.0	1.2

Comprehensive (loss) income	$(439.6)	$373.1	$(168.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):
     Non-consolidated and condensed statements of cash flows

	2008	2007	2006

Cash flows related to operations
Net (loss) income	$(380.0)	$327.1	$(169.7)
Amortization of plant, property and equipment	0.5	0.6	0.8
Loss on valuation and translation of financial instruments	8.8	10.5	13.8
Gain on disposal of investments and other assets	(0.4)	(1.0)	(0.1)
Loss on debt refinancing	—	—	342.1
Repayment of accrued interest on Senior Discount Notes	—	—	(197.3)
Amortization of financing costs and of long term debt discount	6.1	1.5	4.8
Future income taxes	81.7	41.8	(93.3)
Excess of equity loss (income) on dividends from subsidiaries	446.4	(420.3)	(86.3)
Net change in non-cash balances related to operations	(24.5)	56.5	21.2

Cash flows provided by (used in) operations	138.6	16.7	(164.0)

Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(126.3)	(484.9)	(100.3)
Dividends received in excess of accumulated equity income from subsidiaries	—	—	10.0
Reduction to paid-up capital of subsidiaries	120.0	299.6	164.6
Disposal of a business to a subsidiary	0.4	3.5	7.7
Other	(1.5)	1.2	8.3

Cash flows (used in) provided by investing activities	(7.4)	(180.6)	90.3

Sub-total, balance carried forward	$131.2	$(163.9)	$(73.7)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed statements of cash flows (continued)

	2008	2007	2006

Sub-total, balance brought forward	$131.2	$(163.9)	$(73.7)

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	1,100.0	2,235.0	279.0
Repurchases of redeemable preferred shares	(1,710.0)	(400.0)	(842.0)
Net increase (decrease) in bank indebtedness	0.7	(0.1)	1.9
Borrowings under revolving facility	4.0	—	—
Repayments of long-term debt and unwinding of hedging contracts	(25.2)	(20.7)	(1,174.2)
Issuance of long-term debt, net of financing fees	16.3	657.5	1,186.5
Repayment of the Additional Amount payable	—	(127.2)	—
Net decrease in prepayments under cross-currency swap agreements	—	—	21.6
Dividends and reduction of Common Shares paid-up capital	(65.0)	(110.0)	(105.0)
Net decrease (increase) in convertible obligations, subordinated loans and notes receivable — subsidiaries	516.6	(2,072.5)	563.0
Net decrease in advances to or from subsidiaries	31.2	2.1	124.9

Cash flows (used in) provided by financing activities	(131.4)	164.1	55.7

Net (decrease) increase in cash and cash equivalents	(0.2)	0.2	(18.0)
Cash and cash equivalents at beginning of year	0.2	—	18.0

Cash and cash equivalents at end of year	$—	$0.2	$—

Non-consolidated and condensed balance sheets

	2008	2007

Assets
Current assets	$2.7	$119.3
Advances to subsidiaries	—	38.7
Investments in subsidiaries	3,551.8	4,005.6
Convertible obligations, subordinated loans and notes receivable — subsidiaries	2,385.9	2,902.5
Other assets	204.2	40.2

	$6,144.6	$7,106.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to consolidated financial statements (continued)
Years ended December 31, 2008, 2007 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed balance sheets (continued)

	2008	2007

Liabilities and Shareholders’ equity
Current liabilities	$101.1	$119.9
Long-term debt	1,972.9	1,626.3
Advances from subsidiaries	62.2	69.7
Other liabilities	10.4	175.1
Redeemable preferred shares issued to subsidiaries	2,055.0	2,665.0
Shareholders’ equity	1,943.0	2,450.3

	$6,144.6	$7,106.3

29.	EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

On March 5, 2009, Videotron Ltd. issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of estimated financing fees of $6.9 million. The Senior Notes bear interest at 9.125% for an effective interest rate of 9.35%, payable every six months on June 15 and December 15, and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron Ltd. and are redeemable at the option of Videotron Ltd. at a decreasing premium, commencing April 15, 2013. Videotron Ltd. has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.