Form 20-F
period 2009-12-31
QUEBECOR MEDIA INC
filed 2010-03-16
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

123,602,807 Common Shares

1,260,000 Cumulative First Preferred Shares, Series G

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☒  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company” and “Quebecor Media” refer to Quebecor Media Inc., a company constituted under Part 1A of the Companies Act (Quebec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiary; all references in this annual report to “Osprey Media” are references to our wholly-owned subsidiary Osprey Media Publishing Inc. and its subsidiary; all references to “Le SuperClub Videotron” are references to our indirect wholly-owned subsidiary Le SuperClub Videotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are references to our wholly-owned subsidiary Nurun Inc. and its subsidiaries; all references to “Quebecor Media Printing” are to our wholly-owned subsidiary Quebecor Media Printing Inc.; and all references in this annual report to “Canoe” are references to our subsidiary Canoe Inc. All references to “Videotron Telecom” are references to Videotron Telecom Ltd., which prior to its merger with Videotron on January 1, 2006, had been our indirect wholly-owned subsidiary. All references in this annual report to “Quebecor” are references to Quebecor Inc., and all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/4% Senior Notes due 2016 originally issued on January 17, 2006 and our 7 3/4% Senior Notes due 2016 originally issued on October 5, 2007.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, A.C. Nielsen Media Research, the Bureau of Broadcast Management, Kagan Research LLC, the Canadian Newspaper Association (“CNA”), the Audit Bureau of Circulations, the Canadian Circulations Audit Board, NADbank® Inc. and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the significant differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”), as they relate to our consolidated financial statements, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2007 and 2009 and see Note 27 to our audited consolidated financial statements for the year ended December 31, 2008, included under “Item 17. Financial Statements” of this annual report. We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

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

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2009.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 11, 2010, the noon rate was Cdn$1.00 equals US$0.9742. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average (1)	High	Low	Period End
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8818	0.9099	0.8528	0.8581
December 31, 2005	0.8253	0.8690	0.7872	0.8577

Month Ended:	Average (2)	High	Low	Period End
March 2010 (through March 11, 2010)	0.9711	0.9763	0.9596	0.9742
February 28, 2010	0.9462	0.9597	0.9316	0.9500
January 31, 2010	0.9588	0.9755	0.9384	0.9390
December 31, 2009	0.9484	0.9611	0.9334	0.9555
November 30, 2009	0.9438	0.9560	0.9282	0.9457
October 31, 2009	0.9480	0.9716	0.9221	0.9282
September 30, 2009	0.9244	0.9422	0.9038	0.9327

(1)	The average of the exchange rates for all days during the applicable year.
(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•

our ability to successfully build and deploy our new wireless services network on the timeline that we are currently targeting, and to implement successfully our strategy of becoming a facilities-based wireless provider;

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

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

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

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display”.

v

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A - Selected Financial Data

The following table presents selected consolidated financial information for our business for each of the years 2005 through 2009. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2009 and 2008 and consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009 are included in this annual report. Our consolidated financial statements, as at December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report. Our consolidated financial statements (before the effects of the adjustments to retrospectively apply the change in accounting described in footnote five and six below), for the year ended December 31, 2007 have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on these consolidated financial statements is included in this annual report. Our selected historical financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2009, 2008 and 2007 and under “Balance Sheet Data” as at December 31, 2009 and 2008 are derived from our audited consolidated financial statements included in this annual report. Our selected historical financial data presented below under the captions “Statement of Income Data” for the years ended December 31, 2006 and 2005 and under “Balance Sheet Data” as at December 31, 2007, 2006 and 2005 are derived from our consolidated financial statements, audited by KPMG LLP (before the effects of the adjustments to retrospectively apply the change in accounting described in footnote five and six below), not included in this annual report. The information presented under the caption “Ratio of earnings to fixed charges or coverage deficiency” is unaudited. The selected historical financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1). Our historical results are not necessarily indicative of our future financial condition or results of operations.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 26 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

CANADIAN GAAP DATA

Year Ended December 31,
2009	2008	2007	2006	2005
(restated) (5)	(restated) (5)	(restated) (5)	(restated) (5)
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,001.2	$1,804.2	$1,552.6	$1,309.5	$1,080.3
News Media	1,029.5	1,181.4	1,073.9	966.0	948.2
Broadcasting	439.0	436.7	415.5	393.3	401.4
Leisure and Entertainment	307.8	301.9	329.8	315.8	255.4
Interactive Technologies and Communications	91.0	89.6	82.0	73.9	65.1
Inter-segment	(87.5)	(83.7)	(87.9)	(59.9)	(55.0)

3,781.0	3,730.1	3,365.9	2,998.6	2,695.4

Operating expenses	(2,496.3)	(2,610.5)	(2,402.5)	(2,202.0)	(1,966.6)
Amortization	(341.5)	(316.7)	(287.7)	(258.0)	(229.8)
Financial expenses	(238.2)	(276.0)	(230.1)	(212.9)	(270.8)
Gain (loss) on valuation and translation of financial instruments	61.5	(3.7)	(9.9)	(11.7)	(14.5)
Restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(11.2)	(16.7)	0.3
Loss on debt refinancing	—	—	(1.0)	(342.6)	(60.0)
Impairment of goodwill and intangible assets	(13.6)	(671.2)	(5.4)	(180.0)	—
Income taxes	(177.3)	(155.2)	(75.7)	53.8	(43.0)
Non-controlling interest	(23.8)	(23.2)	(19.3)	(0.7)	(16.3)
Income from discontinued operations	2.9	2.3	5.2	2.0	1.0

Net income (loss)	$525.1	$(378.7)	$328.3	$(170.2)	$95.7

OTHER FINANCIAL DATA AND RATIO:
Operating income (1)	$1,284.7	$1,119.6	$963.4	$796.6	$728.8
Additions to intangible assets and property, plant and equipment	602.6	1,103.2	468.7	435.5	319.8
Comprehensive income (loss)	555.2	(438.3)	374.3	(169.0)	94.4
Ratio of earnings to fixed charges or coverage deficiency (2)(4) (unaudited)	3.3	x	$212.4	2.7	x	$232.5	1.5	x

At December 31,
2009	2008	2007	2006	2005
(restated) (5)	(restated) (5)	(restated) (5)	(restated) (5)
(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$300.0	$22.5	$26.1	$34.1	$97.4
Total assets	8,293.0	7,994.4	7,557.2	6,578.0	6,669.8
Total debt (current and long-term portions)	3,761.2	4,335.8	3,027.5	2,796.1	2,533.2
Capital stock	1,752.4	1,752.4	1,752.4	1,752.4	1,773.7
Shareholders’ equity	2,430.8	1,942.0	2,448.0	2,183.1	2,447.1
Dividends	75.0	65.0	110.0	23.7	105.0
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

U.S. GAAP DATA

Year Ended December 31,
2009	2008	2007	2006	2005
(restated) (6)	(restated) (6)	(restated) (6)	(restated) (6)
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,010.6	$1,804.7	$1,552.0	$1,312.2	$1,086.5
News Media	1,029.5	1,181.4	1,073.9	966.0	948.2
Broadcasting	439.0	436.7	415.5	393.3	401.4
Leisure and Entertainment	307.8	301.9	329.8	315.8	255.4
Interactive Technologies and Communications	91.0	89.6	82.0	73.9	65.1
Inter-segment	(87.5)	(83.7)	(87.9)	(59.9)	(55.0)

3,790.4	3,730.6	3,365.3	3,001.3	2,701.6

Operating expenses	(2,526.0)	(2,605.3)	(2,406.5)	(2,207.8)	(1,967.5)
Amortization	(341.5)	(316.5)	(287.7)	(257.9)	(229.6)
Financial expenses	(238.2)	(276.0)	(230.1)	(212.9)	(270.8)
Gain (loss) on valuation and translation of financial instruments	18.6	0.1	1.0	(7.1)	(33.2)
Restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(11.2)	(16.7)	1.8
Loss on debt refinancing	—	—	(1.0)	(275.7)	(48.5)
Impairment of goodwill and intangible assets	(13.6)	(667.4)	(5.4)	(180.0)	—
Income taxes	(162.8)	(165.1)	(99.7)	13.3	(7.6)
Income from discontinued operations	2.9	2.5	5.4	1.9	1.0

Net income (loss)	$500.2	$(351.7)	$330.1	$(141.6)	$147.2

Net income (loss) attributable to:
Equity shareholders	475.1	(376.7)	312.9	(142.8)	128.8
Non-controlling interest	25.1	25.0	17.2	1.2	18.4

OTHER FINANCIAL DATA AND RATIO:
Operating income (1)	$1,264.4	$1,125.3	$958.8	$793.5	$734.1
Additions to intangible assets and property, plant and equipment	602.6	1,103.2	468.7	435.5	319.8
Comprehensive income (loss)	495.0	(376.4)	376.1	(49.7)	173.1
Comprehensive income (loss) attributable to:
Equity shareholders	474.0	(401.2)	356.9	(56.4)	160.0
Non-controlling interest	21.0	24.8	19.2	6.7	13.1

Ratio of earnings to fixed charges or coverage deficiency (3)(4) (unaudited)	3.1	x	$198.9	2.7	x	$163.0	1.5	x

At December 31,
2009	2008	2007	2006	2005
(in millions)

BALANCE SHEET DATA:
Cash and cash equivalents	$300.0	$22.5	$26.1	$34.1	$97.4
Total assets	8,231.3	7,967.6	7,523.4	6,533.4	6,664.1
Total debt (current and long-term portions)	3,782.6	4,318.6	3,016.1	2,766.3	2,501.1
Capital stock	1,752.4	1,752.4	1,752.4	1,752.4	1,773.7
Shareholders’ equity	2,363.4	1,953.1	2,407.9	2,155.3	2,275.2
Dividends	75.0	65.0	110.0	23.7	105.0
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

(1)

Quebecor Media defines operating income, reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interests and income from discontinued operations. Quebecor Media defines operating income, reconciled to net income (loss) under U.S. GAAP, as net income (loss) before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor

Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. The following table provides a reconciliation under Canadian GAAP of operating income to net income (loss) as presented in our consolidated financial statements:

	Year Ended December 31,
	2009	2008	2007	2006	2005
		(restated) (5)	(restated) (5)	(restated) (5)	(restated) (5)
Reconciliation of operating income to net income (loss) (Canadian GAAP) (in millions of Canadian dollars)

Operating Income
Telecommunications	$972.9	$797.9	$642.3	$509.8	$411.4
News Media	199.5	227.1	232.8	217.7	231.2
Broadcasting	80.0	66.0	59.4	41.8	52.3
Leisure and Entertainment	25.9	20.2	26.9	19.3	26.3
Interactive Technologies and Communications	4.1	5.1	2.8	7.5	3.9
Head office	2.3	3.3	(0.8)	0.5	3.7

	1,284.7	1,119.6	963.4	796.6	728.8
Amortization	(341.5)	(316.7)	(287.7)	(258.0)	(229.8)
Financial expenses	(238.2)	(276.0)	(230.1)	(212.9)	(270.8)
Gain (loss) on valuation and translation of financial instruments	61.5	(3.7)	(9.9)	(11.7)	(14.5)
Restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(11.2)	(16.7)	0.3
Loss on debt refinancing	—	—	(1.0)	(342.6)	(60.0)
Impairment of goodwill and intangible assets	(13.6)	(671.2)	(5.4)	(180.0)	—
Income taxes	(177.3)	(155.2)	(75.7)	53.8	(43.0)
Non-controlling interest	(23.8)	(23.2)	(19.3)	(0.7)	(16.3)
Income (loss) from discontinued operations	2.9	2.3	5.2	2.0	1.0

Net income (loss)	$525.1	$(378.7)	$328.3	$(170.2)	$95.7

The following table provides a reconciliation under U.S. GAAP of operating income to net income (loss) as disclosed in our consolidated financial statements:

	Year Ended December 31,
	2009	2008	2007	2006	2005
		(restated) (6)	(restated) (6)	(restated) (6)	(restated) (6)
Reconciliation of operating income to net income (loss) (U.S. GAAP) (in millions of Canadian dollars)

Operating Income
Telecommunications	$967.1	$799.0	$640.4	$508.8	$411.4
News Media	187.8	228.0	231.7	217.0	230.6
Broadcasting	79.9	67.1	62.1	43.4	58.3
Leisure and Entertainment	25.9	20.5	26.9	19.3	26.2
Interactive Technologies and Communications	4.1	5.1	2.8	7.5	3.9
Head office	(0.4)	5.6	(5.1)	(2.5)	3.7

	1,264.4	1,125.3	958.8	793.5	734.1
Amortization	(341.5)	(316.5)	(287.7)	(257.9)	(229.6)
Financial expenses	(238.2)	(276.0)	(230.1)	(212.9)	(270.8)
Gain (loss) on valuation and translation of financial instruments	18.6	0.1	1.0	(7.1)	(33.2)
Restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(11.2)	(16.7)	1.8
Loss on debt refinancing	—	—	(1.0)	(275.7)	(48.5)
Impairment of goodwill and intangible assets	(13.6)	(667.4)	(5.4)	(180.0)	—
Income taxes	(162.8)	(165.1)	(99.7)	13.3	(7.6)
Income from discontinued operations	2.9	2.5	5.4	1.9	1.0

Net income (loss)	$500.2	$(351.7)	$330.1	$(141.6)	$147.2

Net income (loss) attributable to:
Equity shareholders	475.1	(376.7)	312.9	(142.8)	128.8
Non-controlling interest	25.1	25.0	17.2	1.2	18.4

(2)	For the purpose of calculating the ratio of earnings to fixed charges under Canadian GAAP, (i) earnings consist of net income (loss), plus non-controlling interest, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.
(3)	For the purpose of calculating the ratio of earnings to fixed charges under U.S. GAAP, (i) earnings consist of net income (loss), plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.
(4)	Coverage deficiencies are expressed in millions of Canadian dollars. Our 2008 coverage deficiency was significant due to the non cash charge related to an impairment of goodwill and intangible assets in the amount of $671.2 million pursuant to Canadian GAAP ($667.4 million pursuant to U.S. GAAP). Our 2006 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP). We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2009.
(5)	On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, and restated prior year figures to reflect the adoption of these new rules. The adoption of Section 3064 eliminated the deferral of start-up costs, which are now recognized as an expense when they are incurred. Please refer to Note 1(b) of the 2009 consolidated financial statements included in this annual report.
(6)	On January 1, 2009, the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. Please refer to Note 26 (ix) of the 2009 consolidated financial statements included in this annual report.

B - Capitalization and Indebtedness

Not applicable.

C - Reasons for the Offer and Use of Proceeds

Not applicable.

D - Risk Factors

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

In our cable operations, we compete against direct broadcast satellite providers (or “DBS”, which is also called DTH in Canada, for “direct-to-home” satellite), multi channel multipoint distribution systems (or “MDS”), satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers (or “ILECs”) which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”), technology (also known as IPTV). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montreal and several other communities in the Province of Quebec. The same ILEC has also acquired a cable network in our main service area, and we believe that this main ILEC will be ready to launch its IPTV service in 2010. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. In addition, the Internet, as well as distribution over mobile devices, will become competitive broadcast distribution platforms over the coming years.

In our Internet access business, we compete against other Internet service providers (or “ISPs”) offering residential and commercial Internet access services as well as open Wi-Fi networks in some cities. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.

Our Voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), wireless telephony service operators and other providers of telephony, VoIP and internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs has increased in recent years, particularly as a result of the Canadian federal government’s decision in 2007 to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services. Since this decision, the CRTC has approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Québec, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in Quebec. These rulings granting the ILECs’ forbearance applications enable ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility for local exchange services could have an adverse effect on our ability to compete successfully with ILECs in the local telephony market.

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

Delays in the launch of our facilities-based wireless services, including delays due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.

In July 2008, in the context of Canada’s spectrum auction for third generation Advanced Wireless Services (“3G” or “AWS”), we acquired spectrum licenses for AWS covering all regions of the Province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain regions of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. The spectrum enables us to pursue the buildout of an AWS network infrastructure and to become a facilities-based provider offering advanced wireless services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones. The build-out of Videotron’s AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum. Videotron anticipates launching its AWS offering in the summer of 2010, when Videotron’s new High Speed Packet Access network is expected to be operational.

We are a new entrant in the wireless business in Canada, and, since the end of the AWS spectrum auction, most of the incumbent carriers, as well as at least one other new entrant, have launched lower cost services in order to acquire additional market share and increase their wireless telephony penetration rate in our territory. Delays in the launch of our wireless services could result in a more challenging market to penetrate. Any such delays could therefore also require us to deploy additional efforts and marketing expenses to meet our customer acquisition objectives, and there is a risk that we will be unable to meet our customer acquisition objectives on the timeline that we are targeting or at all.

Under Industry Canada’s policy concerning mandatory roaming and antenna site and tower sharing, parties are required to consider tower-sharing arrangements in respect of existing towers prior to proposing the construction of new antenna tower structures. We are therefore dependent on the participation of incumbent operators to satisfy this requirement. Although incumbent carriers are required to respond to tower-sharing requests, there can be no assurance that they will accede to such requests or otherwise negotiate tower-sharing rates and terms that are economically or technologically acceptable to new entrants, such as Videotron. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process may prove lengthy and burdensome, and could further delay the launch of our wireless services network, which could adversely affect our ability to operate our wireless business successfully and profitably. In addition, even though we have entered into tower-sharing arrangements with certain incumbent operators, the installation and deployment of our related systems and antennae may be further delayed by negotiations with them.

Industry Canada’s policy concerning antenna site and tower-sharing includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. We must therefore undertake public notification and address local and neighborhood concerns before building a new tower structure. These procedures could lead to delays in acquiring and developing new sites for cellular towers and could make it more costly to pursue our strategy of building an AWS network, which could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.

In order to build our wireless network infrastructure in a timely manner, Videotron has entered into commercial relationships with certain key suppliers. The inability of our key suppliers to meet our procurement and timing requirements could result in delays in the launch of our wireless network and in additional expenses, which could adversely affect our ability to deploy and operate our wireless business successfully and profitably.

We may encounter difficulties in reaching roaming agreements with incumbent wireless operators.

Under Industry Canada’s policy concerning mandatory roaming and antenna site and tower sharing, incumbent wireless operators are required, for a period of at least ten years from the effective date of new entrants’ wireless licenses (December 23, 2008, in the case of Videotron), to permit new wireless entrants’ customers to roam on their networks outside the regions where such entrants won licenses in the 2008 AWS auction. Incumbents are also required to permit new entrants’ customers to roam on their networks within the regions where such new entrants have won licenses for a period of five years.

In July 2009, we entered into a roaming agreement with Rogers Wireless Inc. (“Rogers Wireless”) which will allow us to provide nationwide wireless service. Under this roaming agreement, we will provide roaming outside our coverage area exclusively on the Rogers Wireless network (within the Rogers Wireless service area across Canada). With respect to roaming agreements for outside of Canada, we have already signed an agreement with T-Mobile USA Inc. (“T-Mobile”) for the United States coverage, and with multiple other carriers around the world, as we are seeking to establish a worldwide coverage. However, there can be no assurance that we will succeed in negotiations with other carriers to provide worldwide coverage, and our inability to provide such coverage may place us at a competitive disadvantage when we launch our service, which could adversely affect our ability to operate our wireless business successfully and profitably.

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

AWS in the 2GHz range is a spectrum that has not been broadly used until recently for wireless telephony. While certain wireless device suppliers in the United States have recently begun to offer their products on the AWS technology, there are still a limited number of handsets available. As a result, the handset portfolio for AWS we will offer at the time of the commercial launch of our wireless services may not be as broad as that of certain other providers and we could potentially incur higher costs of customer acquisition due to a smaller market for this type of technology, which could adversely affect our ability to operate our wireless business profitably.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make certain capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services, and we expect additional capital expenditures in the short and medium term to expand and maintain our systems and services, including our expenditures relating to advancements in Internet access and high definition television (or “HDTV”), as well as the cost of our wireless services infrastructure buildout. There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements in addition to our wireless services infrastructure buildout, whether through internally generated funds, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may not be able to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.

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

We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Quebec, by far the largest of the hydro-electric companies, expires in December 2010. An increase in rates charged by Hydro-Quebec could have a significant impact on Videotron’s cost structure.

On July 21, 2009, pursuant to an initial application from TELUS Corporation, the CRTC initiated a new proceeding to review the large ILECs’ support structure service rates. The CRTC simultaneously declared all current support structure service rates to be interim, opening up the possibility that any new rates that emerge from the proceeding may be applied retroactively to July 21, 2009. To date, the cable carriers, including Videotron, have successfully challenged attempts by the ILECs to modify the costing methodology employed by the CRTC when rates were last reviewed in 1995. A decision on new rates is expected toward the end of summer 2010. If this review results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.

We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological change, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services such as AWS, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices thus reducing costs and increasing our effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments in addition to, or on an accelerated timeframe compared to, those originally planned for the buildout of our AWS operations, which may affect our ability to implement our business strategy should we not be able to secure additional financing on acceptable terms or generate sufficient internally generated funds to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have in the past and may in the future seek to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate, such as our expansion into facilities-based wireless telephony operations, under appropriate conditions. This growth has placed, and will continue to place, a significant demand on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.

In addition, our expansion and acquisitions may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations. Furthermore, if we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, our business, results of operations and financial condition could be adversely affected.

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency, performance and content quality, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. In connection with our current expansion as a facilities-based wireless services provider, Videotron currently anticipates a near-term need to attract and train a substantial number of new employees, including many skilled employees, to staff this operation. In addition, Videotron will need to efficiently integrate these employees into its existing operations. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our News Media and Broadcasting businesses face substantial competition for advertising. In addition, advertising spend is being affected by the deterioration in certain economic conditions in the past months as well as the continuing fragmentation of the media landscape.

Advertising revenue is the primary source of revenue for our News Media business and our Broadcasting business. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal News Media and television markets as well as the strength or weakness of local, regional and national economic factors, since these economic factors affect the levels of retail, national and classified News Media advertising revenue, as well as television advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our News Media business. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenue.

In addition to the impact of economic cycles, the newspaper industry is seeing secular changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result, competition in the advertising market comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) to consumers and advertisers. While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers, such as the publication of e-editions of a number of our newspapers, we may not be successful in retaining our historical share of advertising revenues. The ability of our News Media business to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers to our online sites, which depends partly on our ability to generate online traffic and partly on the rate at which users click through on advertisements, which may be adversely affected by the development of new technologies to block the display of our advertisements. There can be no assurance that we will be successful in attracting online traffic or advertisers to our internet sites.

In broadcasting, the proliferation of cable and satellite channels, advances in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have resulted in greater fragmentation of the television viewing audience and a more challenging advertising sales environment.

These factors could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects. See also the risk factor “– Our News Media business and our Broadcasting business each face substantial competition for readership and audience share, respectively. Our newspapers circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects” and “Item 4. Information on the Company – Regulation – Canadian Broadcast Programming (Off the Air and Thematic Television) – Advertising.”

Our News Media and Broadcasting businesses face substantial competition for readership and audience share, respectively. Our newspapers circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects.

Revenue generation in the newspapers business depends in large part on advertising revenues, which are in turn driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. For several years, we, along with the newspaper industry as a whole, have experienced difficulty maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms (often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source of news. A prolonged decline in readership and circulation levels in our newspapers business would have a material effect on the rate and volume of our newspaper advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects. To maintain our circulation base and online traffic, we may incur additional costs, and we can provide no assurance that we will be able to recover these costs through increased circulation and advertising revenues.

In our Broadcasting business, audience share and ratings information, as well as audience demographics and price, are the principal drivers in the competition for television advertising. As with the newspapers industry, the conventional television audience has grown increasingly fragmented, due in large part to the proliferation and growth in popularity of cable and satellite channels, and the migration to alternative content delivery sources, such as the Internet and wireless devices, which are increasingly being used for distribution of (and access to) news, entertainment and other information. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.

Our content may not attract a large audiences/readership, which may limit our ability to generate advertising and circulation revenue.

A significant portion of the revenues at our News Media operations and our Broadcasting operations are derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content and quality offered, and is influenced by factors such as reviews by critics, promotions, quality and popularity of other competing content in the marketplace, availability of alternative forms of entertainment, general economic conditions, shifting consumer preferences, public tastes generally and other intangible factors. In addition, the increase in narrowcast programming or specialty services in Canada has caused the conventional television audience to become increasingly fragmented. These factors continue to evolve rapidly and many are beyond our control.

Lack of audience acceptance for our content or shrinking or fragmented audiences or readership could limit our ability to generate advertising and circulation revenue. If our ability to generate advertising revenue through our Broadcasting operations or our News Media business is limited, we may need to develop new or alternative revenue sources, and we may incur additional costs in order to be able to continue providing attractive television programming or to maintain our newspapers’ circulation base and online traffic, which costs we might not be able to recover through advertising and/or circulation revenues. There can be no assurance that we would be able to develop any such new revenue or financing sources or maintain our circulation base, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.

The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The most significant cost in our Broadcasting business is television programming. Our Broadcasting operations may be exposed to volatile or increased television programming costs which may adversely affect our operating results. To that effect, we have, for instance, in the past requested that our regulator lift certain obligations imposed on TVA Group to buy an earmarked percentage of programs from independent producers that are all members of a single union. This request was denied, since the central issue of a potential distribution fee for TV stations had not been resolved.

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

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2009, our newspaper operations’ total newsprint consumption was approximately 145,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 10.1% ($83.6 million) of our News Media segment’s operating expenses for the year ended December 31, 2009. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater Inc. (“AbitibiBowater”). Pursuant to the terms of our agreement with AbitibiBowater, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with AbitibiBowater is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that AbitibiBowater will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. Moreover, our newsprint producer AbitibiBowater voluntarily filed for protection from its creditors in Canada and the United States, meaning that our supply agreement could be repudiated by or on behalf of AbitibiBowater pursuant to Chapter 11 of the United States Bankruptcy Code and the Companies’ Creditors Arrangement Act in Canada (“CCAA”). If we are unable to continue to source newsprint from AbitibiBowater on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on AbitibiBowater for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting AbitibiBowater, the repudiation of our contract or the cessation of operations by our newsprint producer AbitibiBowater.

In addition, since newspaper publishing is labour intensive and our operations are located across Canada, our newspaper business has a relatively high fixed cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our reputation, growth, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services and other items that are critical to our operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “—Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably” above. In addition, we obtain significant information through licensing arrangements with content providers. Some providers may seek to increase fees for providing their proprietary content. If we are unable to renegotiate commercially acceptable arrangements with these content providers or find alternative sources of equivalent content, our News Media operations may be adversely affected.

We may be adversely affected by strikes and other labour protests.

At December 31, 2009, approximately 47% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 107 collective bargaining agreements:

•

Videotron is party to five collective bargaining agreements representing approximately 3,750 unionized employees. All collective agreements have been renewed during the year 2009. The two most important collective bargaining agreements, covering unionized employees in the Montreal and Quebec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Chicoutimi and Hull regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 40 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

•

Sun Media (including Osprey Media) is party to 79 collective bargaining agreements, representing approximately 2,030 unionized employees. 40 collective bargaining agreements have expired, representing approximately 810 unionized employees, or 40% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2010. The other collective bargaining agreements are scheduled to expire on various dates through August 2013.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,200 unionized employees. Of this number, three collective bargaining agreements, representing approximately 550 unionized employees, or 46% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2010. The other collective bargaining agreements will expire between April 30, 2011 and December 31, 2013.

•

Of the other ten collective bargaining agreements, representing approximately 540 unionized employees or 7% of the unionized workforce, three collective bargaining agreements representing approximately 180 unionized employees have expired and negotiations are ongoing or will be undertaken in 2010. The other collective bargaining agreements will expire between April 2010 and May 2011.

We have, in the past, experienced labour disputes which have disrupted our operations, resulted in damage to our network or equipment and impaired our growth and operating results. We currently have a labour dispute affecting the editorial, classified, sales support and business office staff of the Journal de Montréal.

We cannot predict the outcome of this work stoppage, although we currently anticipate that any prolonged work stoppage would have an adverse effect on operations at the newspaper despite our current ability to continue its circulation. We can neither predict the outcome of current or future negotiations relating to other labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience further work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

With regard to the work stoppage at Les Éditions du Réveil, an agreement has been reached and a three-year collective agreement was signed on February 24, 2010.

We may be adversely affected by litigation and other claims.

In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

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

While we have concluded that our internal control over financial reporting was effective as of December 31, 2009, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.

We will adopt new accounting standards in 2011, and this adoption may have a material impact on our consolidated financial statements.

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

We have developed implementation solutions for most of the important topics and are continuing to execute our project implementation strategy. We have also assessed the exemptions from full retrospective application available under the transitional provisions. Management is in the process of quantifying the expected material differences on transition between IFRS and the current accounting treatment under Canadian GAAP and is preparing for parallel recording of financial information in accordance with IFRS beginning in 2010. Comprehensive training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.

The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant. In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to financial ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time. See also “Item 5. Operating and Financial Review and Prospects – Recent Accounting Developments in Canada” for a discussion of certain differences between IFRS and Canadian GAAP with respect to recognition, measurement, presentation and disclosure of financial information in respect of our consolidated financial statements.

Risks Relating to Our Industries

We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. However, on March 3, 2010, the Throne Speech opening the new Parliament session reintroduced the government objective to relax the foreign ownership restrictions. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. Our cable operations are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) administered by Industry Canada.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Company – Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license or changes in the treatment of the tax deductibility of advertising expenditures could have a material effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

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

Videotron’s AWS licenses were issued in December, 2008 for a term of ten years. At least two years before the end of this term, and any subsequent terms, Videotron may apply for license renewal for a renewed license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight of the license.

We are required to provide third-party ISPs with access to our cable systems, which may result in increased competition.

The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed, proposed revisions to our third-party internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Internet service speeds that we offer. Several third-party ISPs are now interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires large cable carriers, such as us, to allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.

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

On May 8, 2009, the CRTC initiated a new proceeding to consider the appropriateness of mandating certain wholesale high-speed access services by local exchange carriers and cable carriers including, in the case of cable carriers: (i) the actual or virtual collocation of competitor equipment at a headend or equivalent, and (ii) the dedication of 6 MHz channels for competitor use. The cable carriers, including Videotron, have argued that the first proposal closely resembles the existing TPIA regime, while the second proposal is technically infeasible and would unduly restrict their ability to offer an innovative and expanding range of services to their own retail customers. A public hearing on this subject is to be held in early 2010.

Long-Distance Equal Access could adversely affect our revenues.

The CRTC’s current three-year “Work Plan” includes a review of the regulatory treatment of Wireless Service Providers (“WSPs”), which could encompass a review of the issue of long-distance equal access for WSPs. Equal access would permit wireless customers to choose their long distance provider rather than relying on the long distance services of their contracted wireless carrier. This could result in lower revenues for long-distance services, which could adversely affect the profitability of our wireless telephony business.

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

We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2009, we had $3.8 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following:

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

Although we are leveraged, the respective indentures governing our outstanding Senior Notes, as well as our existing credit facilities, permit us to incur additional substantial indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, as well as our latest financing transactions, see Notes 15 and 28 of our audited consolidated financial statements for the year ended December 31, 2009 included under “Item 17. Financial Statements” of this annual report. See also the risk factor, “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities” below.

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

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

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

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We can provide no assurance that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient for us to satisfy our debt obligations. If we are unable to satisfy our obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.

We or our subsidiaries may need to refinance certain of our indebtedness. The inability to do so on favourable terms, or at all, could have a material adverse effect on us.

We or our subsidiaries may need to refinance certain of our respective existing debt instruments at their term. The ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the well-publicized challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favourable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due” below.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due.

The capital and credit markets have experienced significant volatility and disruption over the last two years, resulting in periods of extreme upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. The disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, adversely affecting our results of operations and financial position.

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

Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidence of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these adversely impact our results of operations, cash flows and financial position.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems and certain capital expenditures, including certain costs related to the buildout of our wireless network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2009, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflect the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2009, the net aggregate fair value of our cross-currency interest rate swaps and forward foreign-exchange swap agreements was in a net liability position of $373.4 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell our notes regardless of our prospects and financial performance.

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

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by the respective indentures governing our notes because we may not have sufficient funds at the time of the change of control or our Senior Secured Credit Facilities may not allow the repurchases.

If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase the notes following such change of control or asset sale. There is no sinking fund with respect to our outstanding Senior Notes.

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

The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the CCAA contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the CCAA have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

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

ITEM 4 — INFORMATION ON THE COMPANY

A - History and Development of Quebecor Media

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

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Quebec). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly owned subsidiary Quebecor Communications Inc. (“QCI”), to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun (which was subsequently increased to 100%); all the assets of the Canoe network; and all the assets of our Leisure and Entertainment segment. Concurrently with that transfer, we sold our interest in our subsidiary TQS Inc. to Quebecor, which subsequently sold such interest to a private consortium. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001, QCI was liquidated into Quebecor Media.

In October 2000, we acquired all of the outstanding shares of Groupe Videotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Videotron included all of the shares of Videotron, a 99.9% voting interest in TVA Group, all of the shares of Le SuperClub Videotron, a 66.7% voting interest in Videotron Telecom (which was merged with Videotron on January 1, 2006), a 54.0% voting interest (which was subsequently increased to 100%) in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe, and other assets.

Since December 31, 2006, we have completed several business acquisitions, combinations, divestiture projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

On January 14, 2010, Quebecor Media obtained from its credit agreement lenders the extension of the maturity date of its $100 million revolving credit facility from January 2011 to January 2013 and certain other favourable amendments to the covenants contained in its credit facilities.

•

On January 13, 2010, Videotron issued $300 million aggregate principal amount of its 7 1/8 % Senior Notes due 2020 for net proceeds of $293.9 million (net of financing expenses). Videotron used the proceeds to repay the drawings under its Senior Secured Credit Facility and for general corporate purposes.

•

On November 13, 2009, Videotron amended its Senior Secured Credit Facility to create thereunder a separate $75.0 million secured term facility having a maturity date expiring in June 2018 (“Export Financing Facility”). In addition, on November 13, 2009, Videotron entered into a separate credit agreement with a group of lenders and HSBC Bank plc acting as agent for the lenders, providing for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100 million and the aggregate of the US dollar equivalent of each drawing made under the Export Financing Facility. Facility B has a maturity expiring in April 2016. The proceeds of each of the Export Financing Facility and Facility B may be used, inter alia, for payments and/or reimbursement of payments of export equipment and local services in relation to the contract for wireless infrastructure equipment entered into by Videotron with an affiliate of Nokia Corporation.

•

On May 12, 2009, Quebecor Media announced the integration of Internet portals operations into Sun Media. This integration reflects Quebecor Media’s determination to seize the opportunities available on the new media landscape by combining the strengths of its assets from its Internet and newspaper operations under a unified leadership.

•

On March 5, 2009, Videotron issued US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). Videotron used the proceeds to repay drawings on its Senior Secured Credit Facility and for general corporate purposes.

•

In July 2008, in the context of Canada’s spectrum auction for third generation AWS, we acquired spectrum licenses for AWS covering all regions of the Province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain regions of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. The spectrum enables Videotron to pursue the buildout of an AWS network infrastructure and become a facilities-based provider offering advanced wireless services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones. The build-out of Videotron’s AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum. Videotron anticipates launching its AWS offering in the summer of 2010, when Videotron’s new High Speed Packet Access network is expected to be operational. It also intends to finance future AWS project disbursement from cash on hand, funds generated by operations and, if necessary, available unused lines of credit.

•

On June 2, 2008, TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid filed on March 31, 2008 and amended on May 14, 2008, for an aggregate cash consideration of $51.4 million. In 2009, 253,300 Class B shares were repurchased under a Normal Course Issuer Bid for a cash consideration of $2.6 million. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased by 6.2%, from 45.24% on January 1, 2007 to 51.44% as of December 31, 2009.

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

•

On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of its 7 3/4% senior notes due 2016. Quebecor Media used the net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing costs of $9.8 million) from the placement, as well as its cash and cash equivalents, to repay in full the $420.0 million drawn on the senior bridge credit facility entered into to finance the acquisition of Osprey Media (which facility was then terminated), to repay US$179.7 million outstanding under Sun Media’s Term Loan B, and to settle the $106.0 million liability related to derivative financial instruments connected to the Sun Media Term Loan B.

•

In early August 2007, Quebecor Media completed its acquisition of Osprey Media for an aggregate purchase price of approximately $414.4 million (excluding assumed Osprey Media debt of $161.8 million). The purchase price was financed through a senior bridge credit facility that Quebecor Media fully repaid with a portion of the proceeds of the offering of its Senior Notes in October 2007.

B - Business Overview

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

Through our Videotron operating subsidiary, we are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers, a major ISP and a provider of telephony services in the Province of Quebec. Through our Sun Media and Osprey Media operating subsidiaries, we are the largest newspaper publisher in the Province of Quebec and in Canada, based on total paid and unpaid circulation. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public TVA Group operating subsidiary, of which we own 51.44% of the equity and control 99.9% of the voting power, we are the largest private sector television broadcaster in Quebec in terms of market share, the largest private sector French language television broadcaster in North America in terms of market share, and one of the largest private sector producers of French language television programming in Quebec in terms of number of hours of production and broadcasting of French language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, book, video and musical instruments stores in Quebec and is one of the largest producers of French language music products in Quebec and one of the largest independent distributors of music (traditional distribution and digital download) and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Videotron’s chain of corporate and franchised video rental stores, which is the largest chain of video stores in Quebec. In the new media sector, we have developed, through Canoe, two of Canada’s leading English and French language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, social communities, web search, real estate and classifieds. Through our Nurun subsidiary, we provide global and local clients with consulting services, which include strategic planning and online branding, design and development of websites, intranets, extranets as well as user interfaces for new interactive media (mobile telephones, interactive television), the integration of technical platforms, the design and management of marketing programs, online media buys and eCRM campaigns, as well as the analysis of data collected through these various interactive channels.

Through our direct and indirect interests in several businesses, we operate in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications.

Competitive Strengths

We believe that our diversified portfolio of media assets provides us with a number of competitive advantages, including the ability to:

•	cross promote our brands, programs and other content across multiple media platforms;

•	provide advertisers with an integrated solution for local, regional and national multi platform advertising;

•

offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services, which we currently offer on an MVNO-basis

(utilizing wireless voice and data services provided by Rogers Wireless, a subsidiary of Rogers Communications Inc.(“Rogers”)), but will offer as a facilities-based wireless provider when our AWS wireless network is operational. Our new wireless service offering plays an integral part of our strategic vision for our combined platform and quadruple play technology offering;

•

deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line (“DSL”) technology, and the widest range of French language programming in Canada;

•	leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

•	extend our market reach by leveraging our multimedia platform and cross marketing expertise and experience to enhance our national media platform;

•

leverage our single hybrid fiber coaxial clustered network that covers approximately 80% of Quebec’s total addressable market and five of the province’s top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs; and

•

leverage our advanced broadband network, 99% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the growth of our telephony service and the offering of our other advanced products and services.

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products, improved penetration of our high-speed Internet access and cable products and successfully launched our VoIP telephony services and are now in the buildout phase of becoming a facilities-based wireless provider.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward looking business strategies. The key elements of our strategy include:

•

Strengthen our position as a telecommunications leader with our new AWS wireless services. With our new AWS licenses, Videotron plans to bring consumers and small businesses an offering of advanced wireless telecommunications services that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new wireless service offering plays an integral part of our strategic vision for our combined platform and quadruple play technology offering.

•

Introduce new and enhanced products and services. We expect a significant portion of our revenue growth in our Telecommunications segment revenues to be driven by the introduction of new products and services (such as Wideband internet technology) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable telephony services, high-definition television, video-on-demand and interactive television. Our objective is also to increase our revenue per subscriber by focusing sales and marketing efforts on the bundling of these value added products and services.

•

Leverage growth opportunities and convergence opportunities. We are the largest private sector French language programming broadcaster, a leading producer of French language programming, the largest newspaper publisher based on total paid and unpaid circulation, and a leading English and French language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and broadcasters to our other media platforms, the integration of our newspaper operations and internet/portal operations under a unified executive leadership, the transfer of the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing, the creation of Quebecor Media Network, the sharing of editorial content between our News Media business and QMI News Agency, and the integration of advertising assets and expertise with the merge of four sales team, the Sun Media Newspaper across Canada, Canoe, TVA broadcast and TVA publication into one vertically integrated solutions team.

•

Cross promote brands, programs and other content. The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross promotional activities, including the cross promotion of various businesses, cross divisional advertising and shared infrastructures.

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

•

Manage expenses through success driven capital spending and technology improvements. In our Telecommunications segment, we aim to support the growth in our customer base and bandwidth requirements through strategic success driven modernizations of our network and increases in network capacity. In our News Media segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.

Telecommunications

Through Videotron we are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers, a major ISP and a provider of telephony services in the Province of Quebec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers approximately 80% of Quebec’s approximately 3.1 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montreal area, the second largest urban area in Canada. The greater Montreal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.

As of December 31, 2009, we had 1,777,025 basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 69.0% of total homes passed. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and as of December 31, 2009, we had 1,084,100 digital customers, representing 61.0% of our basic customers and 42.1% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2009, we had 1,170,570 cable Internet access customers, representing 65.9% of our basic customers and 45.5% of our total homes passed.

Our bi-directional hybrid fiber coaxial (HFC) network also allows us to offer a telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2009, we had 1,014,038 cable telephony customers, representing 57.1% of our basic customers and 39.4% of our total homes passed. In addition, as of December 31, 2009, approximately 99% of all of our cable customers were in areas in which our cable telephony service was available. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per user (“ARPU”).

Our wireless business, which we launched in the third quarter of 2006, continues to experience subscriber growth (reaching 82,813 subscribers as of December 31, 2009). We launched our MVNO-based service to help us understand the dynamics of the wireless business. We lease the network from Rogers Wireless, but perform all other operational functions such as billing, handsets procurement, call centers, order management systems and so on. Therefore, the backoffice system infrastructure necessary to efficiently manage our own facilities-based service is already operational.

In 2008, we qualified as a new market entrant in the spectrum auction for third generation AWS and acquired spectrum licenses for AWS covering all regions of the Province of Quebec and certain areas of Ontario. Specifically, we acquired all 40 MHz spectrum licenses set aside for new entrants in all parts of the Province of Quebec, except the Outaouais region where it obtained 20 MHz spectrum licenses, and certain regions of Quebec where it obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. The control of these licenses was transferred from Quebecor Media to Videotron subsequent to the completion of the auction.

Videotron completed several key stages in the build-out of its 3G wireless network during 2009. As of December 31, 2009, all services and switching platforms had been installed and were operational. Interconnections with Videotron’s existing fiber optic network were in place and incorporated into Videotron’s integrated service. Videotron had conducted multi-phase testing to maintain the reliability of its platforms. Siting and tower-sharing agreements for nearly 60% of the antenna sites needed to launch the service had been reached. The equipment has been or is being installed at most of the sites for which an agreement has been signed.

On July 22, 2009, Videotron reached a roaming agreement with wireless service provider Rogers. Under this agreement, Videotron will use Rogers’ network exclusively in Rogers’ service area across Canada to serve Videotron’s future wireless telephone service customers outside Videotron’s coverage area. Videotron has also reached a similar roaming agreement in the United States with wireless service provider T-Mobile. These agreements will enable Videotron to provide advanced wireless services across Canada and the U.S. Videotron is still planning to launch its advanced wireless services in summer 2010.

As work on the build-out and roll-out of Videotron’s advanced wireless services progressed during the past year, changes in the project led to corresponding changes in the investment profile compared with Videotron’s original estimates. Videotron does not expect, however, that this will have any material effect on its operating results or financial position, as Videotron is confident that the project will enable it to achieve its objectives for penetration, revenue generation, and free cash flow generation. Videotron still expect to finance future expenditures related to its Advanced Wireless Services project from cash and cash equivalents, cash flows generated by operations and, if necessary, unused lines of credit.

Videotron offers its advanced products and services, which include video-on-demand and selected interactive television services, as a bundled package that is unique among the competitors in its market. Videotron differentiates its services by offering a higher speed Internet access product, the widest range of French-language programming in Canada and exclusive content on its video-on-demand service. We believe that Videotron’s bundled packages of products and services, together with its focus on customer service and the breadth of its French-language offerings, have resulted in improved customer satisfaction, increased use of its services and higher customer retention.

In addition, through our Le SuperClub Videotron subsidiary, we are also the franchisor of the largest chain of video and video game rental stores in Quebec and among the largest of such chains in Canada, with a total of 236 retail locations as of December 31, 2009.

We own a 100% voting and 100% equity interest in Videotron.

For the year ended December 31, 2009, our Telecommunications operations generated revenues of $2.0 billion and operating income of $972.9 million. For the year ended December 31, 2008, our Telecommunications operations generated revenues of $1.80 billion and operating income of $797.9 million.

Cable Television Industry Overview

Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2008, the most recent date for which data is available, there were approximately 7.9 million cable television customers in Canada, representing a basic cable penetration rate of approximately 57.2% of homes passed. For the twelve months ended August 31, 2008 (the most recent data available), total industry revenue was estimated to be over $8.2 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services.

The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2008(1)		2007		2006		2005		2004		CAGR(2)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue		$8.2		$7.1		$6.1		$5.0		$4.7	14.9%
Homes Passed(3)		13.8		13.6		13.0		11.2		10.5	7.1%
Basic Cable Customers(4)		7.9		7.7		7.5		6.9		6.9	3.4%
Basic Penetration		57.2%		56.6%		57.7%		61.6%		65.7%	-3.4%

	Twelve Months Ended December 31,
	2009		2008		2007		2006		2005		CAGR(5)
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$	90.2	US$	86.3	US$	78.8	US$	71.9	US$	65.7	6.5%
Homes Passed(3)		125.7		124.2		123.0		111.6		110.8	2.6%
Basic Cable Customers		62.6		63.7		64.9		65.4		65.4	-0.9%
Basic Penetration		49.8%		51.3%		52.8%		58.6%		59.0%	-3.3%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Source : CRTC Industry Monitoring Report 2009.
(2)	Compounded annual growth rate from 2004 through 2008.
(3)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(4)	Including IPTV in some Provinces for the 2008 figure.
(5)	Compounded annual growth rate from 2005 through 2009.

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

A significant portion of Canada’s cable television customers are based in Quebec. As of August 31, 2009, Quebec is home to approximately 23.2% of Canada’s population and approximately 24.0% of its basic cable customers. Based on the CRTC statistics, basic cable penetration in Quebec, which was approximately 53.7% as of August 31, 2008, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Quebec. It is estimated that over 80% of Quebec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Quebec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.

Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 360 channels, including 175 English-language channels, 54 French-language channels, 44 HDTV channels, 10 time-shifting channels and 63 radio/music channels.

Many programming services have converted to high-definition format and HDTV programming is steadily increasing. We believe that the availability of HDTV programming will continue to increase significantly in the coming years and will result in a higher penetration level of digital distribution.

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

Products and Services

We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services, which are increasingly desired by customers. With our advanced broadband network, our objective is to increase penetration of value-added services such as video-on-demand, high-definition television, as well as interactive programming and advertising.

We also offer cable telephony service in Quebec, a product that leverages our customer base with our telecommunications network and expertise, and wireless telephony through an MVNO-based service.

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

•

Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 17 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax”, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

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

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. Since 2008, we offer Wideband services, which offer speeds of up to 900 times the speed of a conventional telephone modem. As of December 31, 2009, we had 1,170,570 cable Internet access customers, representing 65.9% of our basic customers and 45.5% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 55.5% as of December 31, 2009.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, 41 audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering, branded as “sur mesure” (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on a sur mesure basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2009, we had 1,084,100 customers for our digital television service, representing 61.0% of our basic customers and 42.1% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2009, we had 1,484,065 set-top boxes deployed, of which approximately 97% were owned by customers and 3% were leased.

•

Cable Telephony. In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Quebec, and since then we have been progressively rolling-out this offering among our other residential and commercial customers in the Province of Quebec. As of December 31, 2009, our cable telephony service is available to 99% of our homes passed. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. We offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. We also offer discounts for a second telephone line subscription. In addition, we offer a Softphone service, a computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2009, we had 1,014,038 subscribers to our cable telephony service, representing a penetration rate of 57.1% of our basic cable subscribers and 39.4% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. Regulations prevent us from offering such blocks of programs for a longer period. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear Pay TV channels these clients subscribe to.

•

Pay-per-view (Canal Indigo). On December 1, 2009, Videotron acquired from TVA Group the licence to operate “Canal Indigo”, a pay-per-view channel where our digital customers can order live events and movies based on a pre-determined schedule.

•

Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

Wireless Telephony

Our wireless business, which we launched in the third quarter of 2006, continues to experience subscriber growth (reaching 82,813 subscribers as of December 31, 2009). We launched our MVNO-based service to help us understand the dynamics of the wireless business. We lease the network from Rogers Wireless but perform all other operational functions such as billing, handsets procurement, call centers, order management systems and so on. We therefore have developped the backoffice system infrastructure necessary to efficiently manage our own facilities-based service is already operational.

Following our participation in Canada’s spectrum auction for third generation AWS, we are currently pursuing the buildout of a network infrastructure to become a facilities-based provider offering advanced wireless telephony services. The build-out of our AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum in the third quarter of 2008. As of December 31, 2009, all services and switching platforms have been installed and are operational, and interconnections have been established with our existing fiber network, underpinning the delivery of a unique, integrated customer experience. Multi-phase reliability testing of these platforms is currently underway. As of December 31, 2009, we have successfully entered into several site access agreements or had tower-sharing requests accepted in respect of nearly 60% of all antenna sites required for the AWS launch. Furthermore, the equipment for most of the contracted sites has been installed or is in the process of being installed.

We anticipate launching our AWS offering in the summer of 2010, when our new High Speed Packet Access network is expected to be operational. Our objective is to bring consumers and small businesses an offering of advanced wireless telecommunications services that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies. See “— Business Overview — Telecommunications” and “Operating and Financial Review and Prospects”.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2009	2008	2007	2006	2005

Homes passed(1)	2,575,315	2,542,859	2,497,403	2,457,213	2,419,335
Cable
Basic customers(2)	1,777,025	1,715,616	1,638,097	1,572,411	1,506,113
Penetration(3)	69.0%	67.5%	65.6%	64.0%	62.3%
Digital customers	1,084,100	927,322	768,211	623,646	474,629
Penetration(4)	61.0%	54.1%	46.9%	39.7%	31.5%
Number of digital set-top boxes	1,484,065	1,209,595	953,393	738,530	537,364
Dial-up Internet Access
Dial-up customers	4,988	6,533	9,052	13,426	18,034
Cable Internet Access
Cable modem customers	1,170,570	1,063,847	932,989	791,966	637,971
Penetration(3)	45.5%	41.8%	37.4%	32.2%	26.4%
Telephony Services
Cable telephony customers	1,014,038	851,987	636,352	397,860	162,979
Penetration(3)	39.4%	33.5%	25.5%	16.2%	6.7%
Wireless telephony lines	82,813	63,402	45,077	11,826	—

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic customers.

In the year ended December 31, 2009, we recorded a net increase of 61,409 basic cable customers. During the same period, we also recorded net additions of: 106,723 subscribers to our cable Internet access service; 156,778 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 162,051 customers to our cable telephony services. In 2009, we activated 19,411 lines on our mobile wireless telephony services.

Business Telecommunications Services

Our Business Solution segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers, broadcasters and carriers in both Quebec and Ontario.

Video Stores

Through Le SuperClub Videotron, we are the franchisor of the largest chain of video and video game rental stores in Quebec and among the largest of such chains in Canada, with a total of 236 retail locations. With 157 of these retail locations offering our suite of services and products, Le SuperClub Videotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and mobile wireless telephony.

Pricing of our Products and Services

Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2009, the average monthly fees for basic and extended basic service were $25.43 and $39.56, respectively, and the average monthly fees for basic and extended basic digital service were $14.99 and $43.67, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range

Basic analog cable	$15.07 – $30.88
Extended basic analog cable	$29.50 – $43.19
Basic digital cable	$13.98 – $15.98
Extended basic digital cable	$28.98 – $77.98
Pay-television	$2.00 – $29.99
Pay-per-view (per movie or event)	$4.49 – $59.99
Video-on-demand (per movie or event)	$0.99 – $29.99
Dial-up Internet access	$9.95 – $19.95
Cable Internet access	$27.95 – $89.95
Cable telephony	$16.95 – $22.95
Mobile wireless telephony	$22.65 – $78.35

Our Network Technology

As of December 31, 2009, our cable systems consisted of 21,394 km of fiber optic cable and 37,640 km of coaxial cable, passing approximately 2.6 million homes and serving approximately 2.0 million customers. Our network is the largest broadband network in Quebec covering approximately 80% of cable homes passed and, according to our estimates, more than 80% of the businesses located in the major metropolitan areas of Quebec. Our extensive network supports direct connectivity with networks in Ontario, Eastern Quebec, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability

December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%
December 31, 2009	1%	0%	99%	99%

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

We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 500 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montreal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Our network design also allows for further segmentation from 500 to 250 or 125 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

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

Following our participation in Canada’s spectrum auction for third generation AWS, we are currently pursuing the buildout of a network infrastructure to become a facilities-based provider offering advanced wireless telephony services. The build-out of our AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum in the third quarter of 2008. Videotron anticipates launching its AWS offering in the summer of 2010, when its new High Speed Packet Access network is expected to be operational.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Videotron and third-party commercial retailers;

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

•

leverage our business market, using our network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as Internet, cable telephony and mobile wireless telephony services, we may face additional competition. Our principal competitors include over-the-air television and providers of other entertainment, DBS, DSL, private cable, other cable distribution, ILECs and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to both foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS services without paying any fee (also called black market piracy).

•

Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

•

Direct Broadcast Satellite. DBS is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

DSL. The deployment of DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•

VDSL. The penetration of IPTV has increased steadily since the CRTC and Industry Canada authorized VDSL services. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. In Canada, VDSL is offered in urban areas by Bell Aliant in Atlantic Canada, SaskTel in Saskatchewan, Manitoba Telecom Services Inc. in Manitoba, TELUS Corporation in Alberta and British Columbia, Bell Internet in Ontario and Bell TV‘s service in some large multi-residential buildings in certain urban centres, and, in our markets ILECs have been installing this new technology. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). Certain ILEC have already started replacing many of their main feeds with fibre optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi dwelling units, such as condominiums, apartment complexes, and private residential communities.

•

Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montreal area. This cable operator is owned by the regional ILEC.

•

Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi channel MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Quebec, which used to control a significant portion of the telephony market in Quebec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

•

Mobile wireless telephony services. Our current MVNO-based mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market. As a facilities based wireless provider, we will compete primarily with established incumbent WSPs and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle wireless data communication and mobile telephone calls. Our wireless business will also compete with rivals for dealers and retail distribution outlets.

•

Other ISPs. In the Internet access business, cable operators compete against other ISPs offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive ISPs at mandated rates.

News Media

Our newspaper publishing operations, which we operate through our Sun Media and Osprey Media operating subsidiaries, are the largest newspaper publisher in Canada based on total paid and unpaid circulation. With a 19.2% market share, Sun Media itself is also the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to statistics published by the CNA, for the average of the six months ended March 31, 2008 and September 31, 2008, which is the most recent available data. Our News Media segment publishes 36 paid-circulation dailies and 198 community newspapers, magazines, weekly buyers guides, farm publications and other specialty publications. As of December 31, 2009, the combined weekly circulation of our News Media segment’s paid newspapers was approximately 14.8 million copies, according to internal statistics.

Sun Media publishes 185 publications across Canada, both in urban markets, including nine of the top ten urban markets in Canada, and in community markets. Sun Media publishes 17 paid daily newspapers, and according to the NADbank® Study referred to below in section “– Newspaper Operations – The Urban Daily Group – Paid daily newspapers” of this annual report, each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of weekly readership. Sun Media also publishes 162 weekly newspapers, shopping guides and agricultural and other specialty publications, as well as six free daily commuter publications: 24 Hours in Toronto, Vancouver, Ottawa, Calgary and Edmonton and 24 Heures in Montreal.

Osprey Media publishes local daily and non-daily newspapers in Ontario, together with other print products including magazines. Osprey Media’s publications are comprised of 19 daily newspapers and 30 non-daily newspapers, as well as numerous specialty publications, including shopping guides. The vast majority of Osprey Media’s revenues are generated from its newspapers. Osprey Media’s publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. Osprey Media also engages in the distribution of inserts and flyers and commercial printing for third parties, and operates several trade shows.

Since the fourth quarter of 2008, Quebecor Media’s News Media segment has included Internet portals operations consisting in e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 8.9 million unique visitors per month in Canada, including more than 4.0 million in Quebec (according to ComScore Media Metrix figures for December 2009).

Our News Media segment is also engaged in the distribution of newspapers and magazines through Sun Media’s Messageries Dynamiques business, and it offers commercial printing and related services to other publishers through its national network of printing and production facilities. In June 2009, we have announced the creation of Quebecor Media Network, a new flyer-printing and distribution division in Quebec. In September and October 2009, Sun Media entered into joint distribution agreements with Canwest Publishing Inc. (“Canwest”) and the National Post Company. Under these agreements, each party assumes the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income. Finally, through our Quebecor MediaPages division, launched in November 2007, our News Media segment also conducts a combination of print and online directory publishing operations.

Quebecor Media owns 100% of the voting and equity interests in each of Sun Media, Osprey Media and Canoe.

For the year ended December 31, 2009, our News Media operations generated revenues of $1.0 billion and operating income of $199.5 million, with 75.0% of these revenues derived from advertising, 17.9% from circulation, and 7.1% from commercial printing and other revenues. For the year ended December 31, 2008, our News Media operations generated revenues of $1.18 billion and operating income of $227.1 million, with 78.6% of these revenues from advertising, 15.9% from circulation, and 5.5% from commercial printing and other revenues.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which Sun Media and Osprey Media combined are the largest, with a combined average weekly circulation (paid and unpaid) of approximately 14.8 million copies, according to internal statistics. According to the CNA’s circulation data for the average of the six months ended March 31, 2008 and September 31, 2008 (the “CNA’s Circulation Data”), the most recent data available, Sun Media’s and Osprey Media’s combined 24.6% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest Media Inc., with a 30.3% market share, and is followed by Torstar Corporation (11.9%), Power Corporation (11.0%), and CTVglobemedia Inc. (7.1%).

According to the CNA, there are approximately 98 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 98 paid circulation daily newspapers, 24 have average weekday circulation in excess of 50,000 copies. These include 18 English-language metropolitan newspapers, four French language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

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

Advertising and Circulation

Advertising revenue is the largest source of revenue for our newspaper operations, representing 75.0% of our newspaper operations’ total revenues in 2009. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

The principal categories of advertising revenues in our newspaper operations are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers for the year ended December 31, 2009 (43.8% for the year) followed by retail advertising (35.0% for the year) and national advertising (17.9% for the year). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing approximately 52.3% of all of our classified advertising, in terms of revenue, for the year ended December 31, 2009. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.

In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2009, our top ten national advertisers accounted for approximately 7.5% of the total advertising revenue and approximately 5.6% of the total revenue of our News Media segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 17.9% of total revenues of our News Media segment in 2009. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except London Free Press, which discontinued on December 21, 2008 the publication of the Sunday edition of its newspaper. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are targeting editorial content to identified groups through the introduction of niche products, and in recent years we have launched e-editions of a number of our newspapers.

In order to respond to the ongoing transformation of the newspaper industry, which has affected advertising revenues and circulation levels in recent years, and to make adjustments in respect of the deterioration of economic conditions that have affected many of our advertisers in the past months (such as in the automotive sector), we are undertaking initiatives to leverage synergies and convergence among our subsidiaries, including those which are part of our newspaper operations. These initiatives include the integration under a unified executive leadership of Sun Media’s operations and Canoe’s operations, as well as the launch of e-editions of a number of Sun Media’s newspapers. This latter initiative provides our advertisers with added-value and exposure on the Internet platform, which we hope will allow us to retain and secure certain advertising revenues. Furthermore, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network, and our News Media business is sharing editorial content with QMI News Agency.

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

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montreal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

The Urban Daily Group

Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and three free weekly publications.

Paid daily newspapers

Sun Media’s paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet the London Free Press which, in addition, is no longer published on Sundays. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, Sun Media’s Urban Daily Group includes a distribution business, Messageries Dynamiques.

As of December 31, 2009, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group have a circulation of approximately 5.6 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2008 Study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists Sun Media’s paid daily newspapers and their respective readership in 2008 as well as their market position by weekly readership during that period:

	2008 AVERAGE READERSHIP				MARKET POSITION BY READERSHIP(1)
NEWSPAPER	SATURDAY	SUNDAY		MON-FRI
Journal de Montréal	604,600	376,200		578,800	1
Journal de Québec	166,100	119,700		167,400	1
Toronto Sun	510,600	686,900		666,600	2
London Free Press	170,700	111,600	(2)	167,000	1
Ottawa Sun	72,700	73,700		119,200	2
Winnipeg Sun	88,300	87,000		109,600	2
Edmonton Sun	131,800	153,600		149,600	2
Calgary Sun	126,000	163,300		161,000	2

Total Average Readership	1,870,800	1,772,000		2,119,200

(1)	Based on paid weekly readership data published by the NADbank® Study.
(2)	The Sunday edition of the London Free Press was discontinued after December 21, 2008.

Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, Sun Media’s division that specializes in the distribution of publications. According to the CNA’s Circulation Data, the Journal de Montréal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The Journal de Montréal is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitors of the Journal de Montréal are La Presse and The Montreal Gazette.

The following table presents the average daily circulation of the Journal de Montréal for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007

Journal de Montréal
Saturday	274,700	302,500	303,700
Sunday	247,900	257,600	260,600
Monday to Friday	250,300	260,700	262,900

Source: Internal Statistics

Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Québec is Le Soleil.

The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007

Journal de Québec
Saturday	111,500	124,300	125,200
Sunday	98,200	104,100	107,000
Monday to Friday	97,200	103,100	104,300

Source: Internal Statistics

Toronto Sun. The Toronto Sun is published seven days a week throughout the greater metropolitan Toronto area. The Toronto Sun is the number two non-national daily newspaper in its market in terms of weekly readership according to the NADbank® Study.

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

The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007
Toronto Sun
Saturday	145,700	159,200	160,800
Sunday	266,400	322,300	332,500
Monday to Friday	171,400	187,200	188,900

Source: Internal Statistics

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily newspaper in its market and is published six days a week, Monday through Saturday. On December 21, 2008, the London Free Press discontinued the publication of the Sunday edition of its newspaper.

The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007
London Free Press
Saturday	87,000	92,000	96,400
Monday to Friday	74,900	79,100	81,600

Source: Internal Statistics

The London Free Press also publishes the London Pennysaver, a free weekly community shopping guide with circulation of approximately 148,900 as of December 31, 2009, according to internal statistics.

Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study. It competes daily with the English-language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.

The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007
Ottawa Sun
Saturday	39,000	40,700	42,900
Sunday	42,900	45,500	49,700
Monday to Friday	46,600	48,400	49,800

Source: Internal Statistics

The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,700 as of December 31, 2009, according to internal statistics.

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press.

The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007
Winnipeg Sun
Saturday	48,500	37,000	38,000
Sunday	45,500	44,300	46,000
Monday to Friday	50,000	38,500	39,000

Source: Internal Statistics

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal.

The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007
Edmonton Sun
Saturday	50,500	58,000	59,100
Sunday	67,300	77,800	83,100
Monday to Friday	56,200	62,300	63,900

Source: Internal Statistics

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald.

The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2009	2008	2007
Calgary Sun
Saturday	48,300	51,600	55,400
Sunday	67,900	74,900	82,100
Monday to Friday	47,300	55,700	57,000

Source: Internal Statistics

Free daily newspapers

Sun Media publishes free daily commuter publications in six urban markets including Toronto, Montreal, Vancouver, Ottawa, Calgary, and Edmonton. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications:

	YEAR ENDED DECEMBER 31,
Free Daily Commuter Publications	2009	2008	2007
24 Hours - Toronto	296,900	266,300	257,000
24 Heures - Montreal	148,600	145,000	144,900
24 Hours - Vancouver	120,700	138,900	137,100
24 Hours - Calgary	40,300	46,600	49,600
24 Hours - Edmonton	36,100	45,500	47,600
24 Hours - Ottawa	32,800	50,700	33,500

Source: Internal Statistics

Competition

The newspaper industry is seeing secular changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market, all of which affect the nature of competition in the newspaper industry. Competition increasingly comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet, digital readers (e-readers) and distribution over wireless devices) to consumers and advertisers.

The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, our efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in order to leverage synergies and convergence among our subsidiaries, we have integrated Canoe’s operations with Sun Media’s operations under a unified executive leadership, we have launched e-editions of a number of Sun Media’s newspapers, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network, and our News Media Business is sharing editorial content with QMI News Agency.

Through the Journal de Montréal and the Journal de Québec, Sun Media has established market leading positions in Quebec’s two main urban markets, Montreal and Quebec City. The Journal de Montréal ranks second in circulation after the Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. The Journal de Montréal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.

The London Free Press is one of Canada’s oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.

The Toronto Sun is the fourth largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also two free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and Metro. As a tabloid newspaper, the Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the greater Toronto market.

Each of Sun Media’s dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its respective market.

We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of Sun Media’s Urban Daily Group.

The Community Newspaper Group

Sun Media’s Community Newspaper Group consists of nine paid daily community newspapers, 146 community weekly newspapers and shopping guides, and 13 agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2009 was approximately 2.5 million free copies and approximately 0.5 million paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2009:

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION

Recorder and Times	Brockville, Ontario	9,700
Beacon Herald	Stratford, Ontario	8,300
Daily Herald Tribune	Grande Prairie, Alberta	6,300
Simcoe Reformer	Simcoe, Ontario	5,800
Sentinel-Review	Woodstock, Ontario	5,400
St. Thomas Time-Journal	St. Thomas, Ontario	4,300
Miner & News	Kenora, Ontario	2,900
Fort McMurray Today	Fort McMurray, Alberta	2,100
The Daily Graphic	Portage La Prairie, Manitoba	2,100

Total Average Daily Paid Circulation		46,900

Source: Internal Statistics

(1)	The listed newspapers are published at least five days per week, except for the Simcoe Reformer, Miner & News, and The Daily Graphic, which are published four days per week.

Osprey Media’s operations consist of 19 daily newspapers and 30 non-daily newspapers as well as numerous specialty publications including shopping guides. The total average weekly circulation of the Osprey Media publications for the year ended December 31, 2009 was approximately 0.4 million free copies and approximately 2.0 million paid copies, according to internal statistics.

The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Osprey Media for the year ended December 31, 2009:

NEWSPAPER	LOCATION	AVERAGE DAILY PAID CIRCULATION
	(all in Ontario)

St. Catharines Standard	St. Catharines	36,400
Kingston Whig-Standard	Kingston	26,000
Peterborough Examiner	Peterborough	25,000
Brantford Expositor	Brantford	20,600
Niagara Falls Review	Niagara Falls	20,600
Sarnia Observer	Sarnia	18,200
Sault Star	Sault Ste Marie	17,900
Sudbury Star	Sudbury	16,900
Owen Sound Sun Times	Owen Sound	15,700
Cornwall Standard-Freeholder	Cornwall	15,500
Barrie Examiner	Barrie	14,800
Welland Tribune	Welland	14,400
North Bay Nuggett	North Bay	14,100
Belleville Intelligencer	Belleville	13,400
Chatham Daily News	Chatham	10,700
Timmins, The Daily Press	Timmins	8,700
Orillia Packet & Times	Orillia	8,200
Pembrooke, The Daily Observer	Pembrooke	6,500

Total Average Daily Paid Circulation		303,600

Source: Internal Statistics

Our Community Newspaper Group publications (comprised principally of non-daily newspapers and shopping guides) are distributed throughout Canada. The number of non-daily publications on a regional basis is as follows:

Province	Number of Publications

Ontario	88
Quebec	47
Alberta	37
Manitoba	12
Saskatchewan	4
New Brunswick	1

Total Publications	189

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

Other Operations

Commercial Printing and Distribution

Our national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. Sun Media owns 17 web press and four sheetfed press operations located throughout Canada. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include nine printing facilities for the daily publications and ten other printing facilities operated by the Sun Media’s Community Newspaper Group in five provinces. Osprey Media operates four web press and one sheetfed press operation in Ontario.

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montreal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

We also offer third party commercial printing services, which provides us with an additional revenue source that leverages existing equipment with excess capacity. In our third party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

Sun Media’s Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 200,000 households and 14,000 retail outlets through its operations in Quebec. In June 2009, we have announced the creation of Quebecor Media Network, a new flyer-printing and distribution division in Quebec. Also, in September and October 2009, Sun Media entered into joint distribution agreements with Canwest and the National Post Company. Under these agreements, each party will assume the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income.

Television Station

Sun Media currently owns a 25.0% interest in SUN TV Company (“SUN TV”), a television station in Toronto, Canada. TVA Group, also one of our subsidiaries, owns the remaining 75.0% of SUN TV. During the second quarter of 2009, as part of a corporate reorganization initiated by us, TVA Group entered into an agreement with Sun Media under which TVA Group has committed to become the sole owner of SUN TV’s licence and assets in the future. On December 1, 2009, the CRTC approved the transfer of SUN TV’s broadcast license to TVA Group. The transaction is subject to the satisfaction of certain conditions, which currently remain pending.

Internet/Portals

Canoe is an integrated company offering e-commerce, information and communication services. It owns the Canoe Network, which, according to the ComScore December 2009 Media Metrix survey, attracts more than 8.9 million unique visitors per month in Canada, including more than 4.0 million in Quebec. Canoe also owns Jobboom Publishing, Quebec’s leader in employment and career publishing. Brought together, Canoe’s complementary operations form one of the most complete portfolios of Internet related properties in Canada.

The Canoe portals network includes all of Canoe’s information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English and French speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of Canoe’s annual revenues.

Media Properties

Canoe’s media properties include the following portals and destination sites:

•

Canoe (canoe.ca), a bilingual, integrated media and Internet services network and one of Canada’s leading Internet portals with more than 121 million page views in December 2009, according to Canoe internal statistics;

•

TVA Group and Le Canal Nouvelles TVA (“LCN”) (tva.canoe.com and lcn.canoe.com) dedicated websites for the TVA television network and the LCN all-news channel (both owned by our subsidiary TVA Group), which has begun streaming TVA and LCN programming live on the websites; in addition, Canoe has developed and operates several websites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca);

•

Sun Media dedicated websites for the weeklies and dailies newspapers (such as torontosun.com, edmontonsun.com, journaldequebec.com and canoe.com/journaldemontreal), which provide local and national news;

•

Canoe.tv, the first Canadian web broadcaster with unique content commissioned by Canoe.tv in addition to video content from traditional sources including Quebecor Media, the Sun Media network of newspapers and various external partners;

•

Argent and Canoe Money (argent.canoe.ca and money.canoe.ca), a financial website which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Argent website (formerly Webfin) was redesigned in early 2005 in partnership with TVA’s financial channel, Canal Argent, and is now owned by TVA Group but maintained and operated by Canoe);

•	Petitmonde (petitmonde.com), a website dedicated to children and families that Canoe acquired in September 2007 and operates for and on behalf of TVA Group; and

•	CanoeKlix (canoeklix.com), a pay-per-click advertising solution developed by Canoe and launched in 2006.

E-commerce Properties

Canoe’s e-commerce properties include the following sites:

•

Jobboom.com, a unique Web-based employment site with over 2.6 million members at December 31, 2009, which also includes Édition Jobboom (careers book editors) and Jobboom Formation (an Internet directory of continuing education services);

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•

Canoeclassifieds.ca and Vitevitevite.ca (formerly canoeclassees.ca), classified ad sites through which visitors can view more than 75,000 classified ads, reaching potential purchasers across the country by integrating more than 250 dailies and community newspapers;

•	Micasa.ca, one of the leading real-estate listing sites in Quebec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners;

•	ReseauContact.com, a French dating and friendship site with approximately 408,000 unique visitors per month, as of December 2009, according to ComScore Media Metrix; and

•	EspaceCanoe.ca, an advanced technology platform for social communities that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.

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

Raw Materials

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2009, the total newsprint consumption of our newspaper operations was approximately 145,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 10.1% ($83.6 million) of our News Media segment’s operating expenses for the year ended December 31, 2009. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater. Pursuant to the terms of our agreement with AbitibiBowater, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with AbitibiBowater is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that AbitibiBowater will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. Moreover, our newsprint producer AbitibiBowater voluntarily filed for protection from its creditors in Canada and the United States, meaning that our supply agreement could be repudiated by or on behalf of AbitibiBowater pursuant to Chapter 11 of the United States Bankruptcy Code in the United States and the CCAA. If we are unable to continue to source newsprint from AbitibiBowater on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect our liquidity, results of operations and financial condition. For additional information see “Key Information — Risk Factors — Risks Relating to Our Business — We may be adversely affected by variations in the cost of newsprint. In addition, our newspaper operations are labour intensive, resulting in a relatively high fixed-cost structure.”

Broadcasting

We are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the BBM People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 27.1% market share of French-speaking viewers in the Province of Quebec in 2009 and according to the Canadian TVB Report for the period from January 1, 2009 through November 30, 2009, we estimate that our share of the Quebec’s French-language broadcast television advertising market was also 27.1%.

In 2009, we aired eight of the ten most popular TV programs in the Province of Quebec, including Star Académie: Le variétés, Occupation Double and Le Banquier. In 2009, the Réseau TVA (“TVA Network”) had 23 of the top 30 French-language prime time television shows, according to BBM People Meter data. Since May 1999, the TVA Network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada.

Through various subsidiaries, we control or participate in the following 12 programming services: LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Télé Achats, a French-language infomercial and tele-shopping channel, Argent, an economic, business and personal finance news service, Mystery, a national English-language Category One specialty television service devoted to mystery and suspense programming, Mystère, a national French-language Category One specialty television service devoted to mystery and suspense programming, Prise 2, a French-language Category Two specialty television service devoted to Quebec and American television classics, MenTV, a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle and Les idées de ma maison, a French-language Category Two specialty television service devoted to renovation, do-it-yourself and cooking. Most of these programming licenses will expire on August 31, 2011 and therefore, formal renewal applications will be filed in fall 2010. The more recently authorized programming services will have their license expire later. The CRTC allows “analog specialty services” to be distributed both via conventional analog cable and digital distribution, whereas Category One and Category Two digital specialty services may be distributed through digital-only distribution.

Through TVA Group and Sun Media, we also control SUN TV, a television station in Toronto, Ontario. SUN TV’s licence has been renewed and is expiring on August 31, 2011 along with most private television networks in Canada. However, since some policy decisions tend to be reported, for example regarding a fee for carriage and the Canada-wide plan for digital over-the-air television broadcasting, we expect the CRTC to issue administrative renewals in order to provide enough time to prepare and process the renewal applications.

In 2009, 253,300 Class B shares of TVA Group were repurchased under a Normal Course Issuer Bid for a total cash consideration of $2.6 million. In the year ended December 31, 2008, TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid dated April 1, 2008 and amended on May 14, 2008, for a total cash consideration of $51.4 million. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased from 45.2% as of December 31, 2007 to 51.4% as of December 31, 2009.

As at December 31, 2009, we own 51.4% of the equity and control 99.9% of the voting power in TVA Group.

For the year ended December 31, 2009, our Broadcasting operations generated revenues of $439.0 million and operating income of $80.0 million. For the year ended December 31, 2008, our television operations generated revenues of $436.7 million and operating income of $66.0 million.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives.

There are three main French language broadcast networks in the Province of Quebec: Société Radio Canada, “V” (previously known as “TQS Network”) and TVA Network. In addition to French language programming, there are three English-language national broadcast networks in the Province of Quebec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, V and CTV are privately held commercial networks. CBC and Société Radio Canada are government owned and financed by a combination of federal government grants and advertising revenue. French language viewers in the Province of Quebec also have access to U.S. networks, either directly over the air or via broadcast distributors.

Drama and comedy programming are the most popular genres with French speaking viewers, followed by news and other information programming. Viewing trends by French speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs.

The following table sets forth the market share of French speaking viewers in the Province of Quebec in 2009:

Network	Share of Province of Quebec Television
TVA Network	27.1%
Societé Radio Canada	13.0%
V	6.7%
Various French language specialty cable channels	45.8%
Others	7.4%

Source: BBM People Meters 2009 for the period between January 1, 2009 and December 31, 2009.

Transition of Over-the-air Television Broadcasting from Analog to Digital

On June 12, 2002, the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada is expected to take place before August 31, 2011. However, not all TV broadcasters will be able to install digital transmitters outside large urban areas. TVA Group has committed to the CRTC to operate digital transmitters in Montreal, Quebec City, Sherbrooke and Trois-Rivières (Quebec) before August 2011. However, regarding the Saguenay and Rimouski stations, the current deadline may not be met. These stations contours may not interfere outside Canada. A national task force has been created in order to find a solution for the reception of digital television outside large urban areas. Both TVA Group and SUN TV hold licenses for digital television broadcasting and are currently available in digital. Applications for Sherbrooke and Trois-Rivières will be filed in 2010.

Television Broadcasting

French language Market

Our French language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montreal, CFCM-TV in Quebec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski Matane-Sept-Iles and CJPM-TV in Saguenay. Our four affiliated stations are CFEM-TV in Rouyn Noranda, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. Approximately 85% to 95% of our network’s broadcast schedule is originated from our main station in Montreal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi channel MDS.

English-language Market

We own, through TVA Group and Sun Media, the English-language television station SUN TV (CKXT-TV). SUN TV broadcasts in the Greater Toronto area, Canada’s largest market, as well as in Hamilton, Ontario. SUN TV’s broadcast schedule includes a mixture of original local programming designed to reflect the diverse lifestyle, culture and sports interests of the Toronto Hamilton market. The schedule also addresses the many tastes and preferences of its market with an appealing variety of well known acquired American programming such as “60 Minutes” along with a blend of situation comedies, talk shows, and primetime movies. SUN TV’s signal is transmitted from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In 2008, TVA Group’s completed the implementation of digital retransmitters permitting SUN TV to be rebroadcast for analog television and transitional digital television in the Ottawa and London (Ontario) markets, subject to national advertising only.

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2009, we derived approximately 72% of our advertising revenues from national advertisers and 28% from regional and local advertisers.

Programming

We produce a variety of French language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A majority of our programming is produced by our wholly owned subsidiary, TVA Productions Inc. Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1591 hours of original programming, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows, from January 2009 through December 2009.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Specialty Broadcasting

Through various subsidiaries, Quebecor Media controls or participates in 12 programming services other than television over the air, including the following:

Type of Service	Language			Voting Interest

Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA	[1]	99.9%
• Canal Évasion	French	TVA		8.3%
Category One Digital Specialty Services:
• MenTV	English	TVA		51.0%
• Mystery	English	TVA		50.0%
• Mystère	French	TVA	[1]	99.9%
• Argent (LCN - Affaires)	French	TVA	[1]	99.9%
Category Two Digital Specialty Services:
• Prise 2	French	TVA	[1]	99.9%
• Les idées de ma maison	French	TVA	[1]	99.9%
Exempted Programming Service:
• Canal Shopping TVA	French	TVA	[1]	99.9%

(1)	TVA Group (“TVA” in the table) controls the programming services. Quebecor Media controls TVA Group.

LCN

LCN, is a 24-hour broadcast format comprised mainly of news, sports and weather components, updated on a regular basis. LCN went on the air in 1997 and had approximately 2.3 million subscribers as of December 2009, according to internal statistics. LCN’s revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.

Argent

Argent broadcasts economic, business and personal finance news. This channel benefits from the expertise and knowledge of TVA Group’s news team, as well as TVA Group’s presence in every Quebec region. Argent is developing a unique niche by offering a business focused product that has never before been offered in Quebec’s television market. Argent is providing an essential service in Quebec’s economy by promoting businesses of all sizes and explaining and commenting on the business and financial news that will impact Quebec’s economic future. Argent began broadcasting in February 2005.

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

Mystery

Mystery is a national English-language Category One specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries. Mystery began broadcasting in September 2001.

Mystère

Mystère is a national French-language Category One specialty television service devoted to mystery and suspense programming. This programming service is the French-language equivalent of Mystery, although it also offers reruns of well known Quebec series. Mystère began broadcasting in October 2004, and in 2008 was also launched in high-definition.

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

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) publishes more than 60 magazines (which include its regular publications, special issues and seasonal publications). Its main publications focus on five main market niches: Decoration, Fashion and Beauty, Services, Teenagers, Arts and Entertainment. According to the Audit Bureau of Circulations, TVA Publications represents approximately 72% of newsstand sales of French language magazines in Quebec as of June 30, 2009. TVA Publications is the leading magazine publisher in Quebec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.

Leisure and Entertainment

Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, DVDs, musical instruments, games and toys, computer games, gifts and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music and books through the zik.ca and Jelis.ca services, distribution of CDs and videos (through Select, a division of Archambault Group), online music distribution by way of file transfer (through Select Digital, a division of Archambault Group), music recording and video production (through Musicor, a division of Archambault Group), the recording of live concerts and the production of live-event video shows and television advertising (through Les Productions Select TV, a subsidiary of Archambault Group) and the production of music shows and concerts (through Musicor Spectacles, a division of Archambault Group). Through its new production capacity made possible with Musicor Spectacles and Les Productions Select TV, Archambault Group is now fully integrated in Canada’s music industry, as a producer of a wider offering of media solutions, and a growing participant in the live-event production industry.

We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc. (“CEC Publishing”), 13 general literature publishers under the Groupe Sogides Inc. (“Sogides Group”) umbrella, and Messageries A.D.P. Inc. (“Messageries A.D.P.”), the exclusive distributor for approximately 160 Quebec and European French-language publishers.

For the year ended December 31, 2009, the revenues of our Leisure and Entertainment segment totalled $307.8 million and operating income totalled $25.9 million. For the year ended December 31, 2008, the revenues of the Leisure and Entertainment segment totalled $301.9 million and operating income totalled $20.2 million.

Cultural Products Production, Distribution and Retailing

Archambault Group is one of the largest chains of music and book stores in Quebec with 16 retail locations, consisting of 15 Archambault megastores and one Paragraphe bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its websites archambault.ca. Archambault Group also operates music and books downloading services, known as zik.ca and Jelis.ca, with per-item fees.

Archambault Group, through Select, is also one of the largest independent music distributors in Canada. Select control 30% of the Quebec market and 73% of the Quebec French market. Select has a catalogue of over 5,513 different CDs, 1,565 DVDs and VHS videos, a large number of which are from French speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 70,000 songs available through 192 retailers worldwide.

Book Publishing and Distribution

Through Sogides (which is comprised of 13 publishing houses: six in Groupe Librex Inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, four in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and three in Groupe Ville-Marie Littérature inc., namely L’Hexagone, VLB Éditeur and Typo) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of Quebec’s largest book publishing groups. In 2009, we published or reissued a total of 537 titles.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 160 Quebec and European French-language publishers. We distribute French-language books to approximately 2,400 retail outlets in Canada.

Ownership

We own 100% of the issued and outstanding capital stock of Archambault Group, CEC Publishing and Groupe Sogides.

Interactive Technologies and Communications

Through Nurun, we provide interactive communication and technology services in North America, Europe and China. Nurun helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun’s clients include organizations and multi national corporations such as L’Oréal, Groupe Danone, AT&T, Videotron, Home Depot, Pleasant Holidays, Ferrero, Gore, Volkswagen China, Equifax, Telecom Italia, Sears Canada and the Government of Quebec.

For the year ended December 31, 2009, our Interactive Technologies and Communications segment generated revenues of $91.0 million and operating income of $4.1 million. For the year ended December 31, 2008, our Interactive Technologies and Communications segment generated revenues of $89.6 million and operating income of $5.1 million.

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

C - Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of January 1, 2010, and shows the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the bottom indicates the percentage of voting rights held).

Quebecor, a communications holding company, owns 54.72% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The Caisse de dépôt et placement du Québec is one of Canada’s largest pension fund managers.

D - Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montreal, Quebec, H3C 4M8, Canada.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, in the same building as Quebecor Media’s head office.

Videotron also owns several buildings in the Province of Quebec. Videotron’s largest building is located at 2155 Pie IX Street in Montreal (approximately 112,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montreal (approximately 73,000 square feet). Videotron also leases approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montreal to accommodate staffing growth. In Quebec City, Videotron owns a building of approximately 40,000 square feet where its regional headend for the Quebec City regions is located. Videotron also leases a 24,000 square feet facility in Joliette, Quebec, in which it operates a new call center opened in 2009. Videotron also owns or leases a significant number of smaller locations for signal reception sites and customer service and business offices. Videotron generally leases space for the business offices and retail locations for the operation of its video stores.

News Media

Sun Media’s and Osprey Media’s principal business offices are located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and 100 Renfrew Drive, Suite 110, Markham, Ontario, Canada L3R 9R6.

The following table presents the addresses, the square footage, primary use and current press capacity of the main facilities and other buildings of our newspaper operations. No other single property currently used in our News Media segment exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Press Capacity(1)	Floor Space Occupied (sq. ft.)

Islington, Ontario 2250 Islington Avenue (2)	Operations building, including printing plant — Toronto Sun 24 Hours (Toronto)	3 Colorman presses (14 towers for a total of 56 units)	531,400

Mirabel, Quebec 12800 Brault Street	Operations building, including printing plant — Journal de Montréal 24 Heures (Montreal)	3 Colorman presses (16 towers for a total of 64 units)	235,000

London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (9 units)	147,600

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun	N/A(2)	140,000

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	1 Headliner press (7 units)	90,000

Montreal, Quebec 4545 Frontenac Street	Operations building — Journal de Montréal	N/A(3)	81,000

St. Catharines, Ontario 17 Queen Street	Operations building — St. Catharines Standard	N/A	75,000

Vanier, Quebec 450 Bechard Avenue	Operations building, including printing plant — Journal de Québec	2 Urbanite presses (24 units)	74,000

Peterborough, Ontario 730 Kingsway	Operations building, including printing plant — Peterborough Examiner	1 Urbanite press (12 units)	63,500

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	1 Urbanite press (12 units)	63,000

Brantford, Ontario 53 Dalhousie Street	Operations building — Brantford Expositor	N/A	57,300

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	1 Metro press (8 units)	50,700

Edmonton, Alberta 4990-92 Avenue	Operations building — Edmonton Sun (leased until December 2013)	N/A	45,200

Gloucester, Ontario 4080 Belgreen Drive	Printing plant — Ottawa Sun	1 Urbanite press (14 units)	23,000

Address	Use of Property	Press Capacity(1)	Floor Space Occupied (sq. ft.)
Ottawa, Ontario 6 Antares Drive	Operations building— Ottawa Sun (leased until October 2013)	N/A	19,300

(1)	A “unit” is the critical component of a press that determines color and page count capacity.
(2)	In 2008, printing of the Toronto Sun was fully transferred to Quebecor Media Printing’s facility in Islington, Ontario.
(3)	In 2008, printing of the Journal de Montréal was fully transferred to Quebecor Media Printing’s facility in Mirabel, Quebec.

Sun Media’s Urban Daily Group operates from 17 owned and leased properties located in the urban cities in which they serve, with building space totalling approximately 822,700 square feet. Sun Media’s Urban Daily Group operates six web presses (86 units) and one sheetfed press operation across Canada.

Sun Media’s Community Newspaper Group operates from 131 owned and leased facilities located in the respective communities that the newspapers serve, with aggregate building space totalling approximately 680,000 square feet. Sun Media’s Community Newspaper Group operates 11 web presses (120 units) and three sheetfed presses in 13 operations located throuhgout Canada. Osprey Media operates from 62 owned or leased facilities located in the communities in which it serves. Osprey Media operates four web press operations and one sheetfed press operation in Ontario.

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montreal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

Television Broadcasting

Our television broadcasting operations are mainly carried out in Montreal in a complex of four buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Quebec City, Chicoutimi, Trois Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montreal for TVA Publications.

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

E - Regulation

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

•

The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the “carriage” business of broadcasting distribution undertakings (or “BDU”), and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting “content” businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.

On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel has been mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review is to provide recommendations to the Government on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings have been identified as an important issue. Quebecor Media, like several other interested parties, has filed a submission. In June 2008, the Panel filed its report. This report recommends that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, it is suggested that the Minister of Industry seek an amendment to the Telecommunications Act (Canada) to allow foreign companies to establish a new telecommunications business in Canada or to acquire an existing telecommunications company with a market share of up to 10% of the telecommunications market in Canada. In the second phase, it is recommended that, following a review of broadcasting and cultural policies (including foreign investment), telecommunications and broadcasting foreign investment restrictions be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies. The Prime Minister has indicated that the current government does not intend to change the existing ownership rules.

However, on March 3, 2010, the Throne Speech opening the new Parliament session reintroduced this Government objective to relax the foreign ownership restrictions.

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

Regulations made under the Broadcasting Act require the prior approval of the CRTC for any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.

“Diversity of Voices”

On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC was examining issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross media ownership, vertical integration and the CRTC’s relationship with the Competition Bureau. A public hearing on this matter was held in mid-September 2007. On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.” In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. Specifically, as a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share – including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share – including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share – including audiences to both discretionary and OTA services. In terms of broadcasting distribution undertakings, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings and TVA Group’s programming activities are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act, which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

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

Cable systems with 2,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron operates 17 of these exempted cable systems. On October 30, 2008, the CRTC issued a new distribution regulatory framework in which it announced that it determines to exempt, under a single exemption order, all terrestrial distribution systems with fewer than 20,000 subscribers and to introduce a single class of license for those BDUs that not eligible for exemption. On August 31, 2009, the CRTC issued an Exemption order for terrestrial BDUs serving fewer than 20,000 subscribers (Broadcasting Order CRTC 2009-544). In September 2009, Videotron submitted an application for relief from the obligation to be licensed for all its networks of 20,000 subscribers or less. We expect a decision from the CRTC in the first half of 2010.

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

The Digital Migration Framework for programming services that do not use airwaves was published in February 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) is abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant’s request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings, excluding MDS undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l’information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The CRTC also approved amendments to the broadcasting license for Avis de Recherche, as requested by the applicant. On June 11, 2009, the CRTC issued a mandatory distribution order (CRTC 2009-340) requiring all Class 1 BDU to distribute The Weather Network and MétéoMédia on the digital basic service. The mandatory distribution order (issued by the CRTC under section 9(1)(h) of the Broadcasting Act) will be effective September 1, 2010 and expire August 31, 2015.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by broadcasting distribution undertakings, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category Two digital services and video-on-demand services.

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

As a result of this review, on October 30, 2008, the CRTC issued a distribution regulatory framework entitled “Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.” Pursuant to this new regulatory framework, the CRTC has decided to implement various changes to the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. As described above under “Distribution of Canadian Content”, as of August 31, 2011, this new regulatory framework provides for the CRTC eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings while continuing the existing preponderance requirement (i.e., that each subscriber receives more than 50% Canadian programming services). The CRTC has also decided to introduce competition for those genres of Category A Services (which have generally licensed on a one-per-genre basis and to be complementary and not compete with one another) where it is convinced that a competitive environment will not significantly reduce either the diversity of services available to viewers or their contribution to the creation of Canadian programming. At this time, the CRTC has decided to eliminate the current one per-genre policy for mainstream national news and mainstream sports specialty services. Amendments to the BDU regulations to be introduced to take effect August 31, 2011, will require all licensed BDUs to first obtain the consent of over-the-air Canadian television stations (OTAs) prior to distributing their local stations located in a distant market (Canadian distant signals). BDUs operating under an exemption order will not require consent from the broadcaster. These OTAs will be permitted to negotiate payment from BDUs for the retransmission of their local stations as distant signals. The distribution by BDUs of a second set of U.S. 4+1 signals to subscribers will be subject to subscribers also receiving at least one signal, originating from the same time zone as the U.S. signals, of each large multi-station Canadian broadcasting group. Finally, BDUs serving more than 20,000 subscribers will be required to contribute to a new fund created to help finance local television stations called the “Local Production Improvement Fund” (“LPIF”). As of September 1, 2009, this contribution is fixed at 1.5% of these BDUs’ respective revenues from broadcast activities. The percentage of the LPIF contribution for 2010-2011 wil be determined in the first quarter of 2010.

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

For all but two service areas, accounting for less than 6% of our subscribers, our basic service fees for our customers have been deregulated. The new distribution policy issued on October 30, 2008 announced that all retail rate regulations will be withdrawn on August 31, 2011.

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

Other recent changes to regulations which have been announced

On December 2, 2009, the CRTC approved Videotron’s application to acquire from its subsidiary CF Cable TV Inc., as part of a corporate reorganization, the assets of all terrestrial BDUs partially serving Montreal and Laval (Quebec) (Decision CRTC 2009-745). This corporate reorganisation will allow the consolidation of all broadcasting distribution undertakings controlled by Quebecor Media under one corporate entity.

On December 1, 2009, pursuant to a decision of the CRTC (Decision CRTC 2009-738), Videotron was granted the authority to acquire from TVA Group, as part of a corporate reorganization, the assets of Canal Indigo, the national French-language general interest pay-per-view television programming undertaking distributed by cable. Videotron intends to leverage a more coordinated management of both pay-per-view and video-on-demand licenses.

On October 22, 2009, the CRTC amended the Exemption Order applying to new media broadcasting undertakings (Appendix A to the Public Notice CRTC 1999-197). As such, the description of a “new media broadcasting undertaking” was amended to encompass all Internet-based and mobile point-to-point broadcasting services, to introduce an undue preference provision for new media broadcasting undertakings, and to introduce a reporting requirement for such undertakings (Broadcasting Order CRTC 2009-660).

On September 16, 2009, the Governor in Council issued an Order in Council (P.C. 2009-1569) requesting that the CRTC hold hearings and provide a report on the implications and advisability of implementing a compensation regime for the value of local television signals (Broadcasting Notice of Consultation CRTC 2009-614). This is pursuant to Broadcasting Notice of Consultation CRTC 2009-411 in which the CRTC announced a hearing regarding the terms and conditions for group-based licensing that would provide the necessary criteria to consider upcoming applications for group-based seven-year license renewals and revenue support for conventional TV broadcasters that can be drawn from distributors like Videotron. Subject to the outcome of this hearing and of a Cabinet decision, Videotron might have to pay a fee to over-the-air broadcasters such as TVA Group.

Pursuant to Broadcasting Regulatory Policy CRTC 2009-560 issued on September 4, 2009, the CRTC now requires the owners of large broadcasting distribution undertakings, multi-system operators and conventional television ownership groups, such as Quebecor Media, to publicly disclose their annual aggregate financial data. Therefore, we are now required to file on a yearly basis a new aggregated return form for Videotron and TVA Group (on or before November 30th of each year). This aggregated financial data is posted on the CRTC website.

Also on September 4, 2009, the CRTC announced the standard conditions of licenses for competitive Canadian mainstream sports and national news specialty services (Broadcasting Regulatory Policy CRTC 2009-562). Therefore, LCN has applied to the CRTC for a license amendment so it can compete on a level playing field with the all news channel operated by the public broadcaster. TVA Group applied for a Sports service license to compete with an existing sports channel. TVA Group also applied for a license in the regulated pre-school children programming niche and for a general interest pay TV license as an effort to obtain from the regulator a deregulation of that programming niche. Both applications have been approved, the children programming licence on February 22, 2010 and the Sports programming licence on February 26, 2010.

On August 31, 2009, the CRTC announced that it had made amendments to the Broadcasting Distribution Regulations (the BDU Regulations), the Television Broadcasting Regulations, 1987 (the Television Broadcasting Regulations), the Pay Television Regulations, 1990 (the Pay Television Regulations) and the Specialty Services Regulations, 1990 (the Specialty Services Regulations). These amendments introduce a requirement that contributions to Canadian programming be remitted on a monthly basis and reconciled on an annual basis. More specifically, the amended regulations:

•	allow BDUs to make use of new forms of targeted advertising;

•	establish the evidentiary burden to be applied when assessing complaints of undue preference or disadvantage against BDUs;

•	require BDUs of more than 20,000 subscribers to make a financial contribution of 1.5% (as of September 1, 2009, and revised periodically) of their broadcast revenues to the LPIF;

•	establish that contributions by BDUs to the LPIF and other funds are made on a monthly basis, with an annual adjustment;

•

provide that pay television and specialty television undertakings whose programming services BDUs are required to distribute cannot withhold their signals during a dispute resolution process before the CRTC;

•	provide that pay television and specialty television services whose programming services are required to be distributed must ensure that their signals are transmitted to distribution undertakings; and

•	provide that television broadcasting undertakings cannot give an undue preference to any person or subject any person to an undue disadvantage.

On July 28, 2009, in Review of broadcasting in new media, Broadcasting Regulatory Policy CRTC 2009-329, the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal Court for hearing and determination in its Broadcasting Order CRTC 2009-452. Subject to the outcome of this proceeding, it is possible that the CRTC may impose a regulatory financial contribution on cable and telecommunications companies in order to create a national fund that would finance Canadian programming. The judgment is expected in the summer of 2010.

On July 6, 2009, the CRTC sets out its determinations relating to the LPIF, the appropriate contributions to Canadian programming, and the implementation of the new distant signal policy and digital transition. With respect to the LPIF, the CRTC determined that for the upcoming broadcast year, the appropriate contribution level by BDU to the fund should be 1.5% of the annual gross revenues from their broadcasting activities (Broadcasting Regulatory Policy CRTC 2009-406). The percentage of contribution for 2010-2011 is expected to be determined in the first quarter of 2010 pursuant to the hearing held on November 16, 2009 (Broadcasting Notice of Consultation CRTC 2009-411).

The CRTC renewed on July 6, 2009, the broadcasting licenses for the French-language national television network, TVA Network, and the French-language television programming undertakings CFTM-TV Montréal, CFCM-TV Québec, CHEM-TV Trois-Rivières, CJPM-TV Saguenay, CHLT-TV Sherbrooke and CFER-TV Rimouski, from September 1, 2009 to August 31, 2011. This short-term renewal will allow the CRTC to consider the next renewal for the licenses issued to TVA Group at the same time as it examines the license requirements for its competitors, TQS inc. and the French-language television stations operated by the Canadian Broadcasting Corporation (Broadcasting Decision CRTC 2009-410).

On March 27, 2009, the CRTC approved the application by Quebecor Media on behalf of TVA Group, to suspend conditions of license in order to be subject to the Journalistic Independence Code approved by the CRTC and established by the Canadian Broadcast Standards Council (CBSC). This new journalistic code will allow cooperation between all of Quebecor Media’s affiliates, including its newspapers, provided however that TVA Group remains a distinct editorial voice from the other information organizations and that all editorial decisions for the TV programming are made by TVA Group’s management (Broadcasting Decision CRTC 2009-162). The prohibition for newspapers and TV newsrooms to communicate is now removed.

On October 21, 2008, the CRTC published a new policy regarding disclosure of industry group financial results. Prior to these changes, cable and telecommunications operators such as Videotron had their financial results aggregated with those of other similar companies in Canada for the purposes of certain CRTC disclosures. On and after November 30, 2008, aggregated financial data for each of the following industry sub-groups will be disclosed by the CRTC: the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups. This financial data for each broadcasting year (September 1 to August 31) will be publicly available at: http://www.crtc.gc.ca/dcs/eng/current/dcs4_7.htm. Subject companies are required to post the same information on their respective websites. However, the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups received the CRTC form for reporting aggregated results on October 21, 2008 and are refusing to disclose figures that would not be prepared according to GAAP and data that is not disclosed under Canadian and U.S. securities laws and regulations. On February 6, 2009, most large BDUs, multi-system operators and over-the-air television and radio ownership groups requested that the CRTC initiate a new public consultation in order to allow the broadcasting industry to express its point of view on the specific financial data the CRTC would like to see disclosed. Pursuant to this process, the CRTC published Regulatory Policy CRTC 2009-560 on September 4, 2009, pursuant to which it has required the public disclosure of certain aggregate financial data for owners of large BDUs, multi-system operators and conventional television and radio ownership groups.

On March 25, 2008, the CRTC authorized the transfer of the license for the video-on-demand service “Illico sur demand” from Groupe Archambault Inc., one of our subsidiaries, to Videotron, another one of our subsidiaries. Videotron is now the operator of Quebecor Media group’s video-on-demand service.

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

In 2008, distant television signal retransmission royalties varied from $0.35 to $0.85 per customer per month depending on the number of customers receiving the signal and whether the signal was transmitted by a small retransmission system, except in Francophone markets. In Francophone markets, there is a 50% rebate. The same pricing structure, with lower rates, still applies for distant radio signal transmission. Most of Videotron’s undertakings operate in Francophone markets. The collectives filed, for the period 2009-2013, a proposed increase that would bring the royalties, at the end of 2013, to between $0.60 and $1.10 per customer per month depending on the number of customers receiving the signal. The new tariff has been contested by Videotron and the industry.

Royalties for the Transmission of Pay and Specialty Services

In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication.” Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2010 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%. The tariffs for 2009-2010 have yet to be certified by the Copyright Board.

Royalties for Commercial Television

SOCAN’s Tariff 2.A requires the payment of royalties by commercial television stations to SOCAN in compensation for the right to communicate to the public by telecommunication, in Canada, musical or dramatico musical works forming part of its repertoire. The tariff has been set at a percentage of a television station’s revenues since 1959. In January 1998, the Copyright Board reduced the then applicable rate from 2.1% to 1.8% and set up a “modified blanket license,” allowing television stations to “opt out” of the traditional blanket license for certain programs.

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

SOCAN filed new proposed tariffs with the Copyright Board for the years 2008, 2009 and 2010. SOCAN is not seeking any increase or modifications to the current tariff. The royalties are maintained at 1.9% for the years 2008 through 2010, and a station still has the option to opt out of the traditional blanket license, but on a monthly basis. This election is allowed only twice in each calendar year.

SOCAN’s proposed Tariff 22.D would require television stations, including TVA, to pay for communications of musical works as part of audiovisual works from Internet sites. Pursuant to the proposed Tariff 22.D, the royalty would be the greater of 15% of Internet gross revenues or 15% of Internet gross operating expenses, with a minimum monthly fee of $200. The proposed tariff has been contested by the industry.

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

Currently, the royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008, 2009 and 2010 that proposes to maintain those rates.

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

The certified tariffs, which resulted from those two decisions, cover a number of years (2005 to 2006 for the CSI Tariff and 1996 to 2007 for the SOCAN Tariff) and establish different formulae for the calculation of royalties payable by online music services that only offer on-demand streams or limited downloads with or without on-demand streams. With respect to services that offer permanent downloads, the combined royalty payable is 11% of the amount paid by the consumer for the download, subject to a minimum of 5.6¢ per permanent download within a bundle of 13 or more files and a minimum of 7.4¢ per permanent download in all other cases. In June 2009, CSI and SOCAN filed proposed tariffs which would double the royalty. The new tariffs have been contested by the industry.

Royalties for Online Music

It is expected that copyright collectives will try to certify tariffs for online music not part of an online music downloading service. This could result in higher costs for operating websites containing online music content.

Royalties for Ringtones

In 2003, SOCAN filed a new proposed tariff, Tariff 24, for the communication of musical works incorporated into telephone or other ringtones. Since 2006, Videotron sells ringtones directly to cellular phone users. In June 2006, the Copyright Board rendered its decision setting a ringtone royalty for 2003 through 2005. The Copyright Board fixed the rate of royalty payable to SOCAN to 6% of the price paid for a ringtone by a cellular phone user, subject to a minimum royalty of 6.0¢ per ringtone. The minimum royalty only applies to the years 2004-2005. Following a judicial review, the Federal Court of Appeal upheld the decision of the Copyright Board. For the years 2006-2009, SOCAN has filed a new Tariff 24 which would bring the royalty to 10% of the price paid for a ringtone by a cellular phone user, subject to a minimum royalty of 10.0¢ per ringtone. The new tariffs have been contested by the industry.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. Although there are continuous discussions to reintroduce such a Bill, it is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.

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

Since September 1, 2000, we have been subject to a CRTC policy requiring the largest multi station ownership groups to broadcast over the broadcast year on average a minimum of eight hours per week of priority programming during prime time, from 7:00 p.m. to 11:00 p.m. To permit greater flexibility in meeting these requirements, the definitions of priority programs and prime time have been expanded. Priority programming now includes Canadian produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming. Quantitative commitments and fixed spending requirements have been eliminated.

Advertising

The CRTC also regulates the quantity and content of television advertising. A television licensee shall not broadcast more than 12 minutes of advertising during any hour subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. In Public Notice 2007-53, “Determinations regarding certain aspects of the regulatory framework for over-the-air television” issued on May 17, 2007, the CRTC decided to increase the number of advertising minutes that over-the-air television stations may broadcast. Specifically, increased the 12 minute per hour limit on traditional advertising to 14 minutes per hour in peak viewing periods (7 p.m. to 11 p.m.) effective September 1, 2007. The limit will be increased to 15 minutes per hour for all viewing periods effective September 1, 2008, and eliminated altogether as of September 1, 2009. In its Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services published on October 30, 2008, the CRTC announced that the 12 minute per hour of advertising limit for pay and specialty services would remain in force.

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

In February 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the Canadian Association of Broadcasters. In December 2006, the Federal Court rendered judgment in our favour declaring the Part II license fee a tax levy that the CRTC had no jurisdiction to impose. The court however denied us reimbursement of amounts paid by us on account of the Part II license fees. On January 11, 2007, we filed an appeal of the Federal Court’s decision that denied us reimbursement. The crown has also appealed the court’s decision that the fee constitutes an illegal tax. On October 1, 2007, the CRTC issued a letter to all broadcasters announcing that it will no longer require broadcasting licensees (including distribution undertakings) to pay Part II license fees. As a result of an out-of-court settlement reached in the Fall of 2009 between the Government of Canada and members of the broadcasting industry with respect to the Part II broadcasting licence fees, the Government recommended that the CRTC develop a new fee regime that would cap the total annual Part II licence fees to be paid by broadcasters to the lesser of the current Part II licence fees, calculated according to section 11 of the Regulations, and $100 million, adjusted annually after 2010 by changes in the Consumer Price Index. As part of the settlement, the parties have also agreed not to seek refunds for past amounts owed. On December 22, 2009, the CRTC issued a Broadcasting Notice of Consultation (CRTC 2009-797) inviting the parties to comment on the proposed amendments, which implement the settlement, to the Broadcasting Licence Fee Regulations, 1997 (the Regulations).

In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. We have also asked to remove any obligations to use independent producers so that TV broadcasters can more often own intellectual property of TV programs and become able to exhibit such programs on new platforms as much as possible. In Public Notice 2007-53, “Determinations regarding certain aspects of the regulatory framework for over-the-air television” issued on May 17, 2007, the CRTC decided (i) not to allow a subscriber fee for the carriage of local conventional over-the-air stations by BDUs, and (ii) not to eliminate the current quotas on programming to be produced by independent producers. The Chairman of the CRTC announced on November 5, 2007 that the CRTC was of the view that any further consideration of the fee-for-carriage issue should take place within a broad context, such as that afforded by the upcoming review initiated by Broadcasting Notice of Public Hearing 2007-10. Accordingly, the CRTC found it appropriate to expand the scope of this proceeding to include consideration of the fee-for-carriage issue. In October 2008, the CRTC denied the request made by over-the-air television stations (OTAs) with respect to imposing a subscriber fee for the carriage of their signals by broadcaster distribution undertakings, such as cable and satellite. On September 16, 2009, the Governor in Council has issued an Order in Council (P.C. 2009-1569) requesting that the CRTC hold hearings and provide a report on the implications and advisability of implementing a compensation regime for the value of local television signals (Broadcasting Notice of Consultation CRTC 2009-614). This is pursuant to Broadcasting Notice of Consultation CRTC 2009-411 in which the CRTC announced a hearing regarding the modalities and conditions for group-based licensing that would provide the necessary criteria to consider upcoming applications for group-based seven-year license renewals and revenue support for conventional TV broadcasters that can be drawn from distributors like Videotron. Subject to the outcome of this hearing and of a Cabinet decision, Videotron might have to pay a fee to over the air broadcasters like TVA Group.

In its Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services published on October 30, 2008, the CRTC announced that it rejects the request by OTA broadcasters for a general fee for carriage. However, the CRTC recognized that broadcasters should have the right to be compensated for the use of their signals when they are retransmitted by a BDU outside the priority carriage market. Accordingly, the CRTC’s policy with respect to Canadian distant signals will be to require all licensed BDUs to obtain the consent of OTA licensees prior to distributing their local stations in a distant market.

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

The CRTC set out proposed nature of service and contribution requirements in Broadcasting Public Notice 2008-103, issued on October 30, 2008. On September 4, 2009, the CRTC announced the standard conditions of license for competitive Canadian mainstream sports and national news specialty services (Broadcasting Regulatory Policy CRTC 2009-562). Therefore, LCN has applied to the CRTC for a license amendment so it can compete on a level playing field with the all news channel operated by the public television. TVA Group applied for a Sports service license to compete with an existing sports channel. TVA Group also applied for a license in the regulated pre-school children programming niche and for a general interest pay TV license as an effort to obtain from the regulator a deregulation of that programming niche.

Acquisition of a pay-per-view service

On July 18, 2008, the CRTC approved an application by TVA Group to acquire full ownership of Canal Indigo through the transfer to TVA Group of the partnership interests held by the other partners in Canal Indigo, to authorize a corporate reorganization, to obtain a new broadcasting license to continue the operation of the national, French-language pay-per-view programming undertaking Canal Indigo, and to amend one of the undertaking’s condition of license allowing more TVA production to be offered on the PPV service. On December 1, 2009, the CRTC approved the application made by Videotron to acquire from TVA Group, as part of a corporate reorganization, the assets of Canal Indigo, a national French-language general interest pay-per-view television programming undertaking distributed by cable, and to obtain a new broadcasting licence to continue the operation of the undertaking under the same terms and conditions as those in effect under the current licence (Decision CRTC 2009-738). The acquisition of Indigo by Videotron was realized the same day.

Canadian Telecommunications Services

Jurisdiction

The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act. With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers.”

The Telecommunications Act, which came into force on October 25, 1993, as amended, provides for the regulation of facilities based telecommunications common carriers under federal jurisdiction. Under the Telecommunications Act, the CRTC may exempt any class of Canadian telecommunications carriers from the application of the Telecommunications Act if the CRTC is satisfied that such an exemption is consistent with implementation of the Canada telecommunications policy objectives. The CRTC must refrain from regulating certain telecommunications services or classes of services provided by Canadian carriers, if it finds that such service or class is or will be subject to competition sufficient to protect the interests of users. The CRTC is prohibited from making a determination to refrain if refraining from regulation could likely impair unduly the establishment or continuance of a competitive market for a particular service or class of services.

On December 18, 2006, the federal government issued a policy direction to the CRTC which requires the CRTC to take a more market-based approach to implement the Telecommunications Act. This policy direction applies prospectively to the wide-variety of telecommunications-related regulatory issues that the CRTC handles. Application of this policy could result in future material changes to telecommunications regulation.

In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier. Videotron is also constructing its own 3G mobile wireless network and intends to offer services over this network as a WSP.

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

Overview of the Telecommunications Competition Framework

Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies’ monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. The CRTC has issued numerous follow-up rulings on matters of policy and inter carrier dispute. The CRTC Interconnection Steering Committee, or CISC, also provides an ongoing forum for consensus based resolution of inter carrier technical and operational issues.

Application of Canadian Telecommunications Regulation

In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by cable companies results in that company being regulated as a carrier under the Telecommunications Act. This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.

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

Elements of the CRTC’s telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where Videotron provides service; and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.

Generally speaking, the CRTC has pursued a policy of favoring facilities based competition in telecommunications. Key to the CRTC’s framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.

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

On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii)

the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.

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

On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. The major Canadian cable operators, including Videotron, challenged certain elements of this ruling, and the CRTC issued a revised decision on May 30, 2008. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10 million must become members of the agency for a period of three years. Videotron remains a member in good standing of the agency. A three-year review of the agency and its activities is expected to begin in 2010.

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Videotron’s agreement with Hydro-Quebec, by far the largest of the hydro-electric companies, expires in December 2010.

On July 21, 2009, pursuant to an initial application from TELUS Corporation, the CRTC initiated a new proceeding to review the large ILECs’ support structure service rates. The CRTC simultaneously declared all current support structure service rates to be interim, opening up the possibility that any new rates that emerge from the proceeding may be applied retroactively to July 21, 2009. To date, the cable carriers, including Videotron, have successfully challenged attempts by the ILECs to modify the costing methodology employed by the CRTC when rates were last reviewed in 1995. A decision on new rates is expected toward the end of summer 2010. If this review results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.

Access by Third Parties to Cable Networks

In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party ISPs is mandated and tariffed according to conditions approved by the CRTC for cable operators.

On July 6, 1999, the CRTC required certain of the largest cable operators in Canada, including Videotron, to submit cost-based tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail ISPs, to offer such services over a cable infrastructure. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Several third party ISPs are now interconnected to our cable network and so providing retail Internet access services to the general public.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide voice or telephony applications services in addition to retail Internet access services.

On March 3, 2008, the CRTC released a decision affirming that cable TPIA services are not ‘essential services’, yet mandated that they continue to be provided at cost-based rates until such time as it has been demonstrated that a functionally equivalent, practical and feasible wholesale alternative exists.

On May 8, 2009, the CRTC initiated a new proceeding to consider the appropriateness of mandating certain wholesale high-speed access services by local exchange carriers and cable carriers including, in the case of cable carriers: (i) the actual or virtual collocation of competitor equipment at a headend or equivalent, and (ii) the dedication of six MHz channels for competitor use. The cable carriers, including Videotron, have argued that the first proposal closely resembles the existing TPIA regime, while the second proposal is technically infeasible and would unduly restrict their ability to offer an innovative and expanding range of services to their own retail customers. On December 23, 2009, in response to a December 10, 2009 Order in Council from the federal government, the CRTC expanded the scope of the proceeding to consider, among other things, whether the application of the existing essential services framework on a forward-looking basis provides appropriate incentives for continued investment in broadband infrastructure. A public hearing on this subject is scheduled to begin in May 2010.

Telemarketing

On September 30, 2008, a comprehensive reform of the CRTC’s telemarketing rules came into force, including the establishment of a new National Do Not Call List (DNCL). In accordance with new legislative powers granted under Bill C 37, which came into force on June 30, 2006, the CRTC has the authority to fine violators of its telemarketing rules up to $1,500 per violation in the case of an individual and $15,000 per violation in the case of a corporation. Videotron has established internal controls to minimize the risk of breaching these rules and to provide any required investigative assistance in relation to alleged third party violations.

Internet Traffic Management Practices

On October 21, 2009, the CRTC issued a new regulatory policy regarding the Internet traffic management practices (ITMPs) of ISPs. The policy attempts to balance the freedom of Canadians to use the Internet for various purposes with the legitimate interests of ISPs to manage the traffic thus generated on their networks, consistent with legislation, including privacy legislation. Among other things, the policy sets rules for ensuring transparency in the use of economic and technical ITMPs, and establishes an ITMP framework that provides a structured approach to evaluating whether existing and future ITMPs are in compliance with the prohibition on unjust discrimination (e.g. as against specific applications or content) found in the Telecommunications Act. Specific rules are also established to ensure that wholesale customers are not subjected to unjust discrimination. While we consider Videotron’s current ITMPs to be fully compliant with the policy, we note that it may limit the range of ITMPs Videotron could choose in the future, thereby potentially constraining our ability to recover the costs of our access network.

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

Canadian Publishing

General

Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada), which limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than, subject to limited exceptions, a “Canadian issue” of a “Canadian newspaper.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in vote and in value, and controlled in fact by Canadians. In addition, the publication must be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, our commercial advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

Broadcasting Undertakings – “Diversity of Voices”

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

ITEM 4A — UNRESOLVED STAFF COMMENTS

None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from the U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, and the extent to which these differences affect our consolidated financial statements, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2007 and 2009 and see Note 27 to our audited consolidated financial statements for the year ended December 31, 2008. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors”.

Overview

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, residential and business telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenues include: subscriptions for cable television, Internet access and telephony services; newspaper advertising, circulation and internet/portal services; television broadcasting advertising, distribution and subscription; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of music products (compact discs, or CDs, digital video discs, or DVDs, musical instruments, music recording and live event promotion and production); rental and sale of videos and games. Its broad portfolio of media assets includes businesses that have historically tended to provide stable revenues with relatively low sensitivity to general economic conditions, such as cable television, and businesses that have tended to be more cyclical and sensitive to economic conditions and fluctuations, such as newspaper publishing. While some of Quebecor Media’s businesses are relatively stable or mature, it continues to develop, acquire or leverage capabilities and assets with growth potential, such as cable and wireless telephony service and digital cable.

Quebecor Media’s principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box and modem costs. Major components of its operating expenses include salaries and benefits, subcontracting costs, advertising, and regulatory expenses.

Trend Information

Some of Quebecor Media’s businesses are cyclical in nature. They are dependent on advertising and, in the News Media segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Quebec, Ontario and Alberta. In the News Media segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, in the News Media segment, the traditional run of press advertising for major multi-market retailers has been declining over the past few years due to consolidation in the retail industry combined with a shift in marketing strategy toward other media.

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the broadcasting and newspaper industries. In order to respond to such competition, our News Media operations continue to expand their Internet presence through branded websites, including French- and English-language portals and specialized sites. Sun Media, and our other News Media operations, will also continue to seek opportunities to grow their businesses by leveraging their existing brands.

Changes in the price of newsprint can have a significant effect on the News Media segment’s operating results as newsprint is its principal expense besides wages and benefits and represented approximately 10.1% ($83.6 M) of our News Media segment’s operating expenses for the year ended December 31, 2009. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We currently anticipate that the market price of newsprint will increase in 2010, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations. Our News Media segment aims to manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. On April 16, 2009, AbitibiBowater and some of its Canadian subsidiaries placed themselves under the protection of the CCAA. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results (see also “ Item 3 : Key Information – Risk Factors”).

The television industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only towards specialty channels but also towards content delivery platforms that allow users greater control over content and timing, such as the Internet, Video-on-Demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want and on the media they want.

In addition, Quebecor Media’s business has experienced, and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.

Our Segments

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications.

In the second quarter of 2009, Quebecor Media adopted new names for two of its business segments. To reflect the Cable segment’s comprehensive range of cable television, Internet access and telephone services, as well as the future roll-out of its AWS, its name was changed to the Telecommunications segment. At the same time, in view of the incorporation of Canoe content into the operations of Sun Media, the Newspapers segment has been renamed News Media, reflecting the creation of an integrated news and related products organization that provides diverse, original content of high quality for all of Quebecor Media’s platforms.

Quebecor Media’s Interest in Subsidiaries

The table below shows Quebecor Media’s equity interest in its main subsidiaries at of December 31, 2009.

Quebecor Media’s interest (direct and indirect) in its main subsidiaries as of December 31, 2009

	Percentage of Equity	Percentage of Votes
Videotron Ltd.	100%	100%
Sun Media Corporation	100%	100%
Osprey Media Publishing Inc.	100%	100%
Canoe Inc.	100%	100%
TVA Group Inc.	51.4%	99.9%
Archambault Group Inc.	100%	100%
Sogides Group Inc.	100%	100%
CEC Publishing Inc.	100%	100%
Nurun Inc.	100%	100%

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the acquisition of all outstanding units of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities) in 2007, the acquisition of the outstanding Common Shares of Nurun that were not already held for a total cash consideration of $75.2 million in the first quarter of 2008, and the repurchase by TVA Group of 3,000,642 Class B shares for a cash consideration of $51.4 million in the second quarter of 2008. Over the past three years, Quebecor Media’s equity interest in TVA Group has increased from 45.2% at January 1, 2007 to 51.4% as of December 31, 2009. During the same period, Quebecor Media’s interest in Canoe increased from 92.4% to 100.0%.

Highlights Since End of 2008

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. On January 14, 2010, Quebecor Media also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

•

On January 13, 2010, Videotron completed a placement of $300.0 million aggregate principal amount of its 7 1/8% Senior Notes maturing in 2020, for net proceeds of $293.9 million (net of financing fees). This transaction marks Videotron’s inaugural offering on the Canadian high yield market, adding to its established presence in the US high yield market.

•

Restructuring and cost-reduction initiatives in the News Media segment generated total savings of approximately $66.0 million in 2009. These initiatives included staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other initiatives across the News Media segment’s operations in all regions of Canada.

•

During 2009, Videotron completed several key stages in the build-out of its AWS network during 2009. As of December 31, 2009, all switching services and platforms had been installed and were operational. Interconnections with the existing fibre optic network were in place and incorporated into the company’s integrated service, and siting and tower-sharing agreements for nearly 60% of the antenna sites needed to launch the service had been reached.

•

On December 2, 2009, Videotron’s cable telephone service passed the million-subscriber mark, less than five years after its launch. As of December 31, 2009, Videotron had recorded overall customer growth for its cable television services for 18 consecutive quarters, i.e. since the end of the second quarter of 2005.

•

On November 16, 2009, Quebecor Media combined four of its national sales teams, those for Sun Media’s newspapers, the canoe.ca Internet portal, the TVA Network and its publications. The new integrated national approach to advertising solutions will make us more responsive to customer needs by offering solutions that deliver maximum value for advertising dollars.

•

On November 13, 2009, Videotron closed a term export credit agreement for a total of US$100.0 million, including $75.0 million maturing in 2018 and another credit agreement maturing in 2016 for US$100.0 million less the drawings, in U.S. dollars, on the $75.0 million credit facility. The credit facilities may be used to pay or reimburse foreign purchases of equipment and services.

•	On August 26, 2009, Videotron’s illico Digital TV service passed the million-subscriber mark. Videotron is maintaining its leadership position in digital cable television service in Quebec.

•

On August 26, 2009, Archambault Group launched the jelis.ca digital ebook download site, the first French-language service of its kind in North America. Archambault Group is carrying out this project in collaboration with Sony Canada Ltd., provider of the Sony Reader® line of digital book devices.

•

On July 22, 2009, Videotron reached a roaming agreement with wireless service provider Rogers. Videotron also reached a similar roaming agreement in the United States with wireless service provider T-Mobile. These agreements will enable Videotron to offer AWS services across Canada and the United States.

•

On June 18, 2009, Quebecor Media created the Quebecor Media Network, a new flyer printing and distributing division. The capabilities of subsidiaries Alex Media Services Inc., Messageries Dynamiques, the community newspaper distribution network, the Mirabel printing plant in Quebec and the Islington printing plant in Ontario were pooled to create the new entity. The merger will solidify Quebecor Media’s leadership in flyer printing and distribution services.

•

On March 30, 2009, Videotron reached an agreement to renew its collective agreements encompassing all of its 2,822 unionized employees, including those in Montreal, Sherbrooke and Québec City until December 31, 2013, Saguenay—Lac-St-Jean until January 31, 2014, and Gatineau until August 31, 2015. The agreement covers all of Videotron’s unionized employees. It will support Videotron’s continued growth going forward and the implementation of its business plan.

•

On March 5, 2009, Videotron issued US$260.0 million aggregate principal amount of Senior Notes for net proceeds of $332.4 million (including accrued interest and net of financing fees). The Notes bear 9 1/8% interest (effective rate of 9.35%) and mature on April 15, 2018. Videotron used the proceeds to repay all drawings under its revolving credit facility and the remainder for general purposes.

Non-GAAP Financial Measures

We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

In the second quarter of 2009, Quebecor Media made changes to the definitions of the non-GAAP measures it uses. Additions to intangible assets (excluding initial amount disbursed for the acquisition of AWS licences) are now deducted in the calculation of Cash flow from segment operations and of Free cash flow from continuing operating activities.

Operating Income

We define operating income, as reconciled to net income under Canadian GAAP, as net income (loss) before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers Quebecor Media as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

The table below presents a reconciliation of operating income to net income (loss) as presented in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2009 and 2008 presented in the table below is derived from our unaudited consolidated financial statements for such periods not included in this annual report.

Reconciliation of the operating income measure used in this annual report and the net (loss) income as presented in our consolidated financial statements (in millions of Canadian dollars)

	Year Ended December 31					Three months ended December 31
	2009	2008	2007	2006	2005	2009	2008
Operating Income
Telecommunications	$972.9	$797.9	$642.3	$509.8	$411.4	$280.9	$218.1
News Media	199.5	227.1	232.8	217.7	231.2	69.3	54.8
Broadcasting	80.0	66.0	59.4	41.8	52.3	32.2	22.5
Leisure and Entertainment	25.9	20.2	26.9	19.3	26.3	8.4	11.0
Interactive Technologies and Communications	4.1	5.1	2.8	7.5	3.9	1.4	3.0
Head Office	2.3	3.3	(0.8)	0.5	3.7	(0.9)	1.0

	1,284.7	1,119.6	963.4	796.6	728.8	391.3	310.4
Amortization	(341.5)	(316.7)	(287.7)	(258.0)	(229.8)	(86.9)	(82.8)
Financial Expenses	(238.2)	(276.0)	(230.1)	(212.9)	(270.8)	(64.9)	(66.2)
Gain (Loss) on valuation and translation of financial instruments	61.5	(3.7)	(9.9)	(11.7)	(14.5)	2.5	(26.7)

Restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(11.2)	(16.7)	0.3	(21.5)	(50.3)
Loss on debt refinancing	—	—	(1.0)	(342.6)	(60.0)	—	—
Impairment of goodwill and intangible assets	(13.6)	(671.2)	(5.4)	(180.0)	—	—	(671.2)
Income taxes	(177.3)	(155.2)	(75.7)	53.8	(43.0)	(61.3)	(41.3)
Non-controlling interest	(23.8)	(23.2)	(19.3)	(0.7)	(16.3)	(10.7)	(7.3)
Income (loss) from discontinued operations	2.9	2.3	5.2	2.0	1.0	—	—

Net (loss) income	$525.1	$(378.7)	$328.3	$(170.2)	$95.7	$148.5	$(635.4)

Cash Flows from Segment Operations

We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment and additions to intangible assets (excluding initial amount disbursed for the acquisition of AWS licences), plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this annual report, we provide the detailed calculation of the measure in the same section.

Free Cash Flows from Continuing Operating Activities

We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operating activities is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. We provide a reconciliation of free cash flows from continuing operating activities to cash flows provided by continuing operating activities measure reported in the consolidated financial statements in the table below.

Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements

(in millions of Canadian dollars)

	2009	2008	2007
Free cash flows from continuing operations (see the relevant table)	$350.5	$243.2	$289.0
Additions to property, plant and equipment(1)	491.1	465.6	430.1
Additions to intangible assets	111.5	83.0	38.6
Proceeds from disposal of assets	(3.6)	(5.7)	(6.1)

Cash flows provided by continuing operating activities	$949.5	$786.1	$751.6

(1)	Excluding initial disbursement in 2008 for acquisition of AWS network licences.

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian or U.S. GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2009/2008 Financial Year Comparison

Revenues: $3.78 billion, an increase of $50.9 million (1.4%).

•

Revenues increased in Telecommunications (by $197.0 million or 10.9% of segment revenues) mainly due to customer growth for all services, Leisure and Entertainment ($5.9 million or 2.0%), Broadcasting ($2.3 million or 0.5%) and Interactive Technologies and Communications ($1.4 million or 1.6%).

•	Revenues decreased in News Media ($151.9 million or -12.9%) as a result of lower advertising revenues.

Operating income: $1.28 billion, an increase of $165.1 million (14.7%).

•	Operating income increased in Telecommunications (by $175.0 million or 21.9% of segment operating income), Broadcasting ($14.0 million or 21.2%) and Leisure and Entertainment ($5.7 million or 28.2%).

•	Operating income decreased in News Media ($27.6 million or -12.2%) and Interactive Technologies and Communications ($1.0 million or -19.6%).

•

The increase in operating income includes a $61.5 million favourable variance (including $47.9 million in the Telecommunications segment and $13.6 million in the Broadcasting segment) resulting from adjustments related to the provision for CRTC Part II licence fees (for more details, see “Part II licence fees” in the discussion of the results of the Telecommunications and Broadcasting segments).

•

The changes in the fair value of Quebecor Media generated an $18.4 million unfavourable variance in the consolidated stock option expense in 2009 compared with 2008. The fair value of Quebecor Media, based on market comparables, increased during 2009, compared with a decrease in 2008.

•

Excluding the impact of the consolidated stock option expense and the operating income of Osprey Media, acquired in 2007, and if the figures for all prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment, the increase in operating income in 2009 would have been 11.2%, compared with 11.5% in 2008.

Net income: $525.1 million in 2009, compared with a net loss of $378.7 million in 2008, a $903.8 million improvement.

•	The variance was mainly due to:

•

recognition in the fourth quarter of 2008 of a non-cash charge totalling $671.2 million, including $631.0 million without any tax consequences, for impairment of goodwill and intangible assets, primarily in the News Media segment, compared with a $13.6 million charge in 2009;

•	$165.1 million increase in operating income;

•	$65.2 million favourable variance in gains on valuation and translation of financial instruments;

•	$37.8 million decrease in financial expenses;

•	$25.0 million decrease in the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$24.8 million increase in amortization charge.

Amortization charge: $341.5 million, a $24.8 million increase due mainly to significant capital expenditures in 2008 and 2009 in the Telecommunications segment.

Financial expenses: $238.2 million, a decrease of $37.8 million.

•	The decrease was mainly due to:

•	$27.3 million increase in interest capitalized to additions to property, plant and equipment;

•	lower base interest rates;

•	$9.6 million favourable variance in exchange rates on operating items.

Partially offset by:

•	impact of higher indebtedness.

•	The interest increase caused by higher indebtedness was largely capitalized to additions to property, plant and equipment and acquisitions of intangible assets.

Gain on valuation and translation of financial instruments: $61.5 million in 2009, compared with a $3.7 million loss in 2008. The $65.2 million improvement resulted primarily from the fluctuation in the fair value of early settlement options due to interest rate fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $29.6 million in 2009, compared with $54.6 million in 2008, a favourable variance of $25.0 million.

•

In 2009, a $26.3 million charge for restructuring of operations was recorded in the News Media segment. Faced with dramatic newspaper-industry-wide changes in the past several years and the troubled economic environment, which is affecting its advertising revenues, the News Media segment implemented new restructuring and cost-reduction initiatives across Canada in 2009. A $2.0 million charge for restructuring of operations was also recorded in 2009 in other segments.

•

In 2008, the News Media segment recognized a $33.3 million charge for restructuring of operations. In December 2008, the segment introduced a staff reduction program as part of a major restructuring of its operations across Canada. Quebecor Media also recognized charges for restructuring totalling $2.3 million in some other segments in 2008.

•

Quebecor Media concluded that the restructuring initiatives and the loss of a major printing contract in 2008 were a triggering event for impairment tests and that write-downs of some long-lived assets would be necessary. As a result, a non-cash impairment charge totalling $19.1 million was recorded against buildings, machinery and equipment in 2008, compared with $0.4 million in 2009.

•	In 2009, Quebecor Media recorded a $0.9 million charge for loss on sales of businesses and other special items ($0.1 million gain in 2008).

Non-cash charge for impairment of goodwill and intangible assets: total $13.6 million in 2009, compared with $671.2 million in 2008.

•

In the fourth quarter of 2008, Quebecor Media determined that the adverse financial and economic environment was a triggering event for goodwill impairment tests in the News Media, Leisure and Entertainment and Interactive Technologies and Communications segments. As a result, Quebecor Media concluded that the goodwill of these segments was impaired. Based on preliminary results of this test, a $631.0 million non-cash charge for goodwill impairment, without any tax consequences, was recorded, including $595.0 million in the News Media segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. Quebecor Media also recorded a masthead impairment charge of $40.2 million with respect to its publications in the fourth quarter of 2008.

•

In the second quarter of 2009, Quebecor Media completed the goodwill impairment tests and an additional non-cash goodwill impairment charge of $5.6 million, without any tax consequences, was recorded as an adjustment to the non-cash goodwill impairment charge recorded in the fourth quarter of 2008, which included $1.7 million in the News Media segment, $1.2 million in the Leisure and Entertainment segment, and $2.7 million in the Interactive Technologies and Communications segment.

•	In the second quarter of 2009, the Company also recorded an $8.0 million charge for impairment of mastheads of publications in the News Media segment following its annual impairment test.

Income tax expense: $177.3 million in 2009 (effective rate of 24.5%) compared with $155.2 million in 2008 (effective rate of 36.2% excluding the impact of the charge, without any tax consequences, for goodwill impairment).

•	The change in the effective tax rate in 2009 compared with 2008 was mainly due to:

•	impact of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

•	increase in 2009 in tax benefits related to tax consolidation transactions with the parent company.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $350.5 million in 2009, compared with $243.2 million in 2008 (see the table below).

•	The $107.3 million increase was mainly due to:

•	$165.1 million increase in operating income;

•	$38.7 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Financial Year Comparison”);

•	decrease in capital expenditures in the News Media segment due to implementation in 2008 of phase two of the project to acquire new presses.

•	Partially offset by:

•

$34.6 million increase in the use of funds for non-cash balances related to operations, mainly because of current variances in activity, including a $31.2 million increase in accounts receivable in 2009 due to, among other things, higher revenues in the Telecommunications segment;

•	higher capital expenditures in the Telecommunications segment due primarily to the build-out of the AWS network;

•	$17.0 million increase in current income taxes.

Quebecor Media Inc.

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2009	2008	2007
Cash flows from segment operations
Cable	$451.0	$384.6	$314.3
Newspapers	156.9	140.3	118.3
Broadcasting	56.9	44.2	43.2
Leisure and Entertainment	18.3	5.6	24.1
Interactive Technologies and Communications	0.7	1.5	(0.5)
Head Office and other	1.9	0.5	1.4

	$685.7	$576.7	$500.8

Cash interest expense(1)	$(228.0)	$(266.7)	$(225.3)
Cash portion of charge for restructuring of operations and other special items	(29.2)	(35.5)	(12.2)

Current income taxes	(29.7)	(12.7)	(11.3)
Other	4.6	(0.3)	4.3
Net change in non cash balances related to operations	(52.9)	(18.3)	32.7

Free cash flows from continuing operating activities	$350.5	$243.2	$289.0

(1)	Interest on long term debt, foreign currency translation of short-term monetary items and other interest expenses, less interest capitalized to cost of property, plant and equipment and to intangible assets.

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	2009	2008	2007
Operating income	$1,284.7	$1,119.6	$963.4
Additions to property, plant and equipment	(491.1)	(465.6)	(430.1)
Acquisitions of intangible assets(1)	(111.5)	(83.0)	(38.6)
Proceeds from disposal of assets	3.6	5.7	6.1

Cash flows from segment operations	$685.7	$576.7	$500.8

(1)	Excluding the initial disbursement in 2008 for acquisition of AWS network licenses.

Segmented Analysis

Telecommunications

In our Telecommunications segment, Videotron is the largest cable operator in Quebec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,575,300 homes and serves approximately 1,967,500 customers. At December 31, 2009, Videotron had 1,777,000 cable television customers, including 1,084,100 subscribers to its illico Digital TV service. Videotron is an ISP and telephone provider, with 1,170,600 subscribers to its cable Internet access services and 1,014,000 subscribers to its cable telephone service. There are 82,800 activated handsets on its wireless telephone service. Videotron is planning to roll out its AWS network in summer 2010. The network will deliver wireless telephone service, including high-speed Internet access, mobile television and many other advanced functionalities supported by smartphones. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting and cable television services, and Le SuperClub Videotron and its network of franchises, which sell and rent DVDs, video cassettes and console games.

2009 operating results

Revenues: $2.00 billion in 2009, an increase of $197.0 million (10.9%).

•

Combined revenues from all cable television services increased $65.7 million (8.1%) to $875.6 million, due primarily to customer base growth, increases in some rates, migration from analog to digital service, increased video on demand and pay TV orders, and the success of HD packages.

•

Revenues from Internet access services increased $74.6 million (14.9%) to $574.2 million. The improvement was mainly due to customer growth, increases in some rates, excess usage fees and customer migration to higher speed services.

•

Revenues from cable telephone service increased $67.7 million (23.7%) to $353.8 million, mainly due to customer growth. The increase would have been greater had there not been a decrease in average per-customer revenues due to fewer long-distance calls.

•	Revenues from wireless telephone service increased $9.8 million (31.0%) to $41.4 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions decreased $5.3 million (-8.3%) to $58.3 million, mainly because of the loss of a major contract and lower revenues from network solutions.

•	Revenues of Le SuperClub Videotron decreased $25.5 million (-44.7%) to $31.5 million, primarily as a result of the franchising of 33 corporate-owned stores.

Monthly ARPU: $88.21 in 2009, compared with $81.17 in 2008, an increase of $7.04 (8.7%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 61,400 (3.6%) in 2009, compared with increases of 77,500 and 65,700 in 2008 and 2007 respectively (see the table below). In the fourth quarter of 2009, Videotron recorded combined customer growth for its cable television services for the 18th consecutive quarter, i.e., since the end of the second quarter of 2005. As of December 31, 2009, Videotron had 1,777,000 customers for its cable television services for a household penetration rate of 69.0% (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,575,300 homes as of the end of December 2009), compared with 67.5% a year earlier.

•

The customer base for illico Digital TV stood at 1,084,100 at the end of 2009, an increase of 156,800 (16.9%) during the year, compared with 159,100 and 144,600 in 2008 and 2007 respectively. As of December 31, 2009, illico Digital TV had a household penetration rate of 42.1% versus 36.5% a year earlier.

•

Migration from analog to digital service was the main reason for the 95,400 (-12.1%) decrease in subscribers in the customer base for analog cable television services in 2009. By comparison, the number of subscribers to analog cable services decreased by 81,600 and 78,900 in 2008 and 2007 respectively.

Internet access – The number of subscribers to cable Internet access services stood at 1,170,600 at December 31, 2009, an increase of 106,800 (10.0%) from the end of 2008, compared with increases of 130,800 and 141,000 in 2008 and 2007 respectively. At December 31, 2009, cable Internet access services had a household penetration rate of 45.5%, compared with 41.8% a year earlier.

Cable telephone service – The number of subscribers to cable telephone service stood at 1,014,000 at the end of December 2009, an increase of 162,000 (19.0%) from the end of 2008, compared with increases of 215,600 in 2008 and 238,600 in 2007. At December 31, 2009, the IP telephone service had a household penetration rate of 39.4%, compared with 33.5% a year earlier.

Wireless telephone service – At December 31, 2009, there were 82,800 activated handsets on the wireless telephone service, compared with 63,400 at the end of December 2008, an increase of 19,400 (30.6%); 18,300 and 33,300 handsets were activated in 2008 and 2007 respectively.

Telecommunications segment year-end customer numbers, 2005-2009

(in thousands of customers)

	2009	2008	2007	2006	2005
Cable television:

Analog	692.9	788.3	869.9	948.8	1,031.5
Digital	1,084.1	927.3	768.2	623.6	474.6

Total cable television	1,777.0	1,715.6	1,638.1	1,572.4	1,506.1

Cable Internet	1,170.6	1,063.8	933.0	792.0	638.0
Cable telephone	1,014.0	852.0	636.4	397.8	163.0
Wireless telephone (in thousands of handsets)	82.8	63.4	45.1	11.8	—

Operating income: $972.9 million, an increase of $175.0 million (21.9%).

•	The increase was mainly due to:

•	customer growth for all services;

•	increases in some rates, primarily for the cable television and Internet access services, and excess usage fees;

•	$47.9 million favourable variance resulting from adjustments related to the provision for Part II licence fees (for details, see “Part II licence fees”).

Partially offset by:

•	$12.3 million unfavourable variance related to stock option expense;

•	increases in some regulatory fees.

•

Excluding the variance in the stock option expense, and if the figures for all prior periods were restated to retroactively reflect Part II licence fee adjustments, operating income would have increased by 16.6% in 2009, compared with 21.3% in 2008.

Cost/revenue ratio: operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 51.4% in 2009, compared with 55.8% in 2008. The decrease was mainly due to:

•	significant fixed component of costs that does not fluctuate in proportion to revenue growth;

•	marginal impact on costs of increases in some rates and in consumption;

•	impact of adjustments to the provision for CRTC Part II licence fees, which was favourable in 2009 and unfavourable in 2008.

Cash flows from segment operations: $451.0 million in 2009, compared with $384.6 million in 2008 (see the table below).

•	The $66.4 million increase was mainly due to:

•	$175.0 million increase in operating income.

Partially offset by:

•	$77.4 million increase in additions to property, plant and equipment;

•	$29.8 million increase in acquisitions of intangible assets, due primarily to the roll-out of the AWS network.

Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2009	2008	2007
Operating income	$972.9	$797.9	$642.3
Additions to property, plant and equipment	(434.1)	(356.7)	(308.4)
Acquisitions of intangible assets(1)	(89.9)	(60.1)	(21.7)
Proceeds from disposal of assets	2.1	3.5	2.1

Cash flows from segment operations	$451.0	$384.6	$314.3

(1)	Excluding the initial disbursement in 2008 for acquisition of AWS network licenses.

Other developments in 2009

On January 7, 2009, Videotron rolled out its Ultimate Speed Internet 30TM and Ultimate Speed Internet 50 TM services in the Montreal South Shore area. At the same time, Videotron upgraded transfer limits to 70 gb for Ultimate Speed Internet 30TM and 100 gb for Ultimate Speed Internet 50TM. In December 2009, Videotron completed the roll-out of its Ultimate Speed Internet 30TM and 50TM services across its service area, becoming the first provider in North America to make the cutting-edge technology available to all its customers.

Part II licence fees

In 2003 and 2004, a number of companies, including Videotron, brought suit against the Crown before the Federal Court alleging that the Part II licence fees paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgement in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was granted in 2008. In view of the unfavourable Court of Appeal judgement, the Company recognized a provision totalling $25.6 million for Part II licence fees in 2008, including a retroactive provision for Part II licence fees accumulated since September 1, 2006.

On October 7, 2009, the parties to the proceeding, including Videotron, agreed to an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $33.8 million provision for unpaid Part II licence fees in the Telecommunications segment as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II licence fees for periods subsequent to August 31, 2009. The Telecommunications segment’s results for the period of September 1, 2009 to December 31, 2009 therefore include an estimated $3.3 million provision based on the new method for assessing CRTC Part II licence fees.

AWS network

Videotron completed several key stages in the build-out of its 3G wireless network during 2009. As of December 31, 2009, all switching services and platforms had been installed and were operational. Interconnections with Videotron’s existing fibre optic network were in place and incorporated into the company’s integrated service. Videotron had conducted multi-phase testing to maintain the reliability of its platforms and siting and tower-sharing agreements for nearly 60% of the antenna sites needed to launch the service had been reached. The equipment has been or is being installed at most of the sites for which an agreement has been signed.

On July 22, 2009, Videotron reached a roaming agreement with wireless service provider Rogers. Under this agreement, Videotron will use Rogers’ network exclusively in Rogers’ service area across Canada to serve Videotron’s future wireless telephone service customers outside Videotron’s coverage area. Videotron has also reached a similar roaming agreement in the United States with wireless service provider T-Mobile. These agreements will enable Videotron to provide AWS across Canada and the U.S. Videotron is still planning to launch its advanced wireless services in summer 2010.

News Media

Quebecor Media’s News Media segment, which includes Sun Media and Osprey Media, is Canada’s largest newspaper chain, counting both paid and free circulation. It publishes 36 paid-circulation dailies and 6 free dailies, including newspapers in nine of the ten largest markets in the country. It also publishes 192 community newspapers, magazines, weekly buyers’ guides, farm publications and other specialty publications. According to corporate figures, the aggregate circulation of the News Media segment’s paid newspapers was approximately 14.8 million copies per week as of December 31, 2009.

The News Media segment also includes Canoe, an integrated company offering e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 8.9 million unique visitors per month in Canada, including more than 4.1 million in Quebec (according to ComScore Media Metrix figures for December 2009). The network owns or operates a family of sites that includes canoe.ca, canoe.qc.ca and La Toile du Québec (toile.com). Canoe also operates a number of e-commerce sites: jobboom.com (employment), micasa.ca (real estate), autonet.ca (automobiles), reseaucontact.com (dating), space.canoe.ca and espace.canoe.ca (social networking), classifieds.canoe.ca and classees.canoe.ca (classified ads), and canoeklix.com (cost-per-click advertising solutions).

The News Media segment is also engaged in the distribution of newspapers, magazines and flyers through, among others, the Quebecor Media Network. The segment also includes the QMI news agency (QMI Agency), which provides content to all Quebecor Media properties and outside customers. In addition, the News Media segment offers commercial printing and related services to other publishers through its national printing and production platform. Through Quebecor MediaPages, it conducts a combination of print and online directory publishing operations.

2009 operating results

Revenues: $1.03 billion, a decrease of $151.9 million (-12.9%).

•

Advertising revenues decreased 17.5%, circulation revenues decreased 1.8%, and combined revenues from commercial printing and other sources increased 13.1%. The far-reaching changes in the newspaper industry over the past several years, combined with the troubled economic environment since late 2008, have negatively impacted the News Media segment’s revenues.

•	The revenues of the urban dailies and community newspapers decreased by 11.6% and 18.0% respectively in 2009.

•	The revenues of the portals were flat. The decrease in revenues at the special-interest portals was offset by revenue growth at the general-interest portals.

Operating income: $199.5 million, a decrease of $27.6 million (-12.2%).

•	The decrease was due primarily to:

•	impact of the $151.9 million decrease in revenues;

•	$7.3 million unfavourable variance related to stock option expense;

•	Quebecor Media Network start-up costs.

Partially offset by:

•

$77.5 million decrease in operating costs due primarily to restructuring and other cost-reduction initiatives, as well as the impact of a $5.7 million reversal in 2009 of a reserve for bonuses recorded in 2008 and lower labour costs related to the labour dispute at the Journal de Montréal;

•	$5.7 million impact of decrease in newsprint prices.

•	Excluding the impact of the stock option expense, Osprey Media’s operating income and Quebecor Media Network start-up costs, operating income decreased by 6.3% in 2009, compared with 19.6% in 2008.

The restructuring measures introduced in late 2008 in the News Media segment include staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other resource centralization and optimization efforts across the segment’s operations in all regions. While the restructuring proceeds, development of new revenue streams continues, including those related to the marketing of content produced by the QMI Agency and to the development of integrated, convergent solutions for our business partners, including the Quebecor Media Network.

Cost/revenue ratio: operating costs for all News Media segment operations (expressed as a percentage of revenues) were 80.6% in 2009, compared with 80.8% in 2008. The segment’s restructuring initiatives yielded significant cost reductions, offsetting the unfavourable impact of the fixed costs component, which does not decline in proportion with decreasing revenues.

Cash flows from segment operations: $156.9 million in 2009, compared with $140.3 million in 2008 (see the table below).

•

The $43.7 million decrease in additions to property, plant and equipment, due essentially to the implementation in 2008 of phase two of the project to acquire new presses, outweighed the $27.6 million decrease in operating income.

News Media

Cash flows from operations

(in millions of Canadian dollars)

	2009	2008	2007
Operating income	$199.5	$227.1	$232.8
Additions to property, plant and equipment	(33.4)	(77.1)	(103.8)
Acquisitions of intangible assets	(10.3)	(11.4)	(12.2)
Proceeds from disposal of assets	1.1	1.7	1.5

Cash flows from segment operations	$156.9	$140.3	$118.3

Other developments in 2009

On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, the Journal de Montréal management decided to exercise its rights under the Labour Code and declared a lock-out of the approximately 250 editorial, office and classified ad employees covered by the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) bargaining certificate. The Journal de Montréal continues publishing despite the labour dispute.

On April 16, 2009, AbitibiBowater and some of its Canadian subsidiaries placed themselves under the protection of the CCAA. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the News Media segment. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation.

In September and October 2009, Sun Media entered into joint distribution agreements with Canwest and the National Post Company. Under these agreements, each party will assume the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income.

Broadcasting

TVA Group is one of the largest private-sector producers and broadcasters of French-language entertainment, information and public affairs programming in Quebec and all of North America. It is the sole owner of six of the ten television stations in the TVA Network, the analog specialty channel LCN, and the digital specialty channels Mystère, Argent, Prise 2 and Les idées de ma maison. TVA Group also holds interests in the English-language conventional station Sun TV in Toronto, two other TVA Network affiliates, the Canal Évasion specialty channel, and the English-language digital specialty channels Mentv and Mystery. In addition, TVA Group is engaged in teleshopping services through its TVA Boutiques inc. subsidiary. Its TVA Publishing Inc. subsidiary, the largest publisher of French-language magazines in Quebec, publishes general-interest and entertainment weeklies and monthlies. Its TVA Films division distributes films and television products in Canada’s English- and French-language markets.

2009 operating results

Revenues: $439.0 million, an increase of $2.3 million (0.5%).

•	Revenues from broadcasting operations increased $14.2 million, mainly because of:

•	higher advertising and subscription revenues at the specialty channels;

•	higher advertising revenues at the TVA Network, partly as a result of the popular Star Académie program, combined with increases in other revenues;

•	increased revenues from Canal Indigo.

Partially offset by:

•	decreased advertising revenues at Sun TV.

•	Revenues from distribution operations decreased by $6.8 million, primarily as a result of lower video sales volumes, as well as decreased sales of television products.

•	Publishing revenues decreased by $4.6 million, mainly as a result of decreases in advertising, newsstand and subscription revenues.

Operating income: $80.0 million, an increase of $14.0 million (21.2%).

•	Operating income from broadcasting operations increased $19.6 million, mainly due to:

•	$13.6 million favourable variance created by adjustments to provision for Part II licence fees (for more details, see “Part II licence fees”);

•	impact of revenue growth at the specialty channels and TVA Network, and the contribution of Canal Indigo;

•	decrease in the TVA Network’s content costs.

Partially offset by:

•	higher content costs at the specialty channels;

•	impact of lower revenues and higher content costs at Sun TV.

•	Operating income from distribution operations showed an unfavourable variance of $6.6 million, mainly as a result of:

•	impact of revenue decrease;

•	recognition of a $1.2 million allowance for bad debts due to one customer’s uncertain financial position.

•	Operating income from publishing operations increased $2.5 million. The positive impact of lower printing, writing and computer graphics expenses more than offset the decrease in revenues.

Cost/revenue ratio: operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 81.8% in 2009, compared with 84.9% in 2008. The decrease in costs as a proportion of revenues was mainly due to:

•	impact of adjustments to provision for CRTC Part II licence fees, which was favourable in 2009 and unfavourable in 2008;

•	reduced proportion of fixed costs, given growth in broadcasting revenues;

•	lower costs for publishing operations.

Cash flows from segment operations: $56.9 million in 2009, compared with $44.2 million in 2008, an increase of $12.7 million (see the table below).

•	The favourable variance was mainly due to the $14.0 million increase in operating income.

Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	2009	2008	2007
Operating income	$80.0	$66.0	$59.4
Additions to property, plant and equipment	(16.5)	(17.8)	(11.6)
Acquisitions of intangible assets	(7.0)	(4.1)	(4.6)
Proceeds from disposal of assets	0.4	0.1	—

Cash flows from segment operations	$56.9	$44.2	$43.2

Other developments since end of 2008

The Board of Directors of TVA Group authorized a Normal Course Issuer Bid for a maximum of 985,210 Class B Shares, representing approximately 5% of the issued and outstanding Class B Shares. The purchases are being made from March 19, 2009 to March 18, 2010, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange and in accordance with the requirements of said Exchange. During 2009, 253,300 Class B shares were repurchased for a cash consideration of $2.6 million.

Part II licence fees

The facts noted above under “Part II licence fees” in the discussion of the results of the Telecommunications segment also apply to the Broadcasting segment. In 2008, the Broadcasting segment recorded provisions for Part II licence fees totalling $7.2 million, including a retroactive provision for Part II licence fees accumulated since September 1, 2006. Further to the out-of-court settlement reached on October 7, 2009, in the fourth quarter of 2009, the Broadcasting segment reversed a $9.0 million provision for Part II licence fees accrued since September 1, 2006 and unpaid as of August 31, 2009. The Broadcasting segment’s results for the period of September 1, 2009 to December 31, 2009 therefore include an estimated $0.8 million provision based on the new method for assessing CRTC Part II licence fees.

Leisure and Entertainment

Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, DVDs, musical instruments, games and toys, computer games, gifts and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music and books through the zik.ca and Jelis.ca services, distribution of CDs and videos (through Select, a division of Archambault Group), online music distribution by way of file transfer (through Select Digital, a division of Archambault Group), music recording and video production (through Musicor, a division of Archambault Group), the recording of live concerts and the production of live-event video shows and television advertising (through Les Productions Select TV, a subsidiary of Archambault Group) and the production of music shows and concerts (through Musicor Spectacles, a division of Archambault Group). Through its new production capacity made possible with Musicor Spectacles and Les Productions Select TV, Archambault Group is now fully integrated in Canada’s music industry, as a producer of a wider offering of media solutions, and a growing participant in the live-event production industry.

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 13 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P., the exclusive distributor for approximately 160 Quebec and European French-language publishers.

2009 operating results

Revenues: $307.8 million, an increase of $5.9 million (2.0%).

•

The Book division’s revenues increased 6.8%, mainly because of significantly increased sales by CEC Publishing in the academic segment, resulting primarily from the billing of textbooks for Quebec elementary schools. The increase was also due to a larger number of bestsellers distributed by Messageries A.D.P. in 2009 than in 2008.

•	The revenues of Archambault Group (excluding the impact of the transfer of video on demand operations to the Telecommunications segment on May 1, 2008) increased 2.2% due to:

•	0.4% increase in retail sales, mainly because of higher sales of general merchandise and books;

•	2.7% increase in distribution sales because of the popularity of new releases in 2009, including the Star Académie CD and albums from singers Ginette Reno, Marie-Mai, Maxime Landry and Ima;

•

35.9% increase in production sales in 2009, mainly as a result of new releases by Musicor, including the Star Académie CD and an album from singer Marie-Mai, as well as increased activity at the Musicor Spectacles division, created in 2008.

Operating income: $25.9 million in 2009, compared with $20.2 million in 2008. The $5.7 million (28.2%) increase was mainly due to higher sales in the Book division, increased margins in the academic segment, as well as higher revenues, on a comparable basis, and higher operating margins at Archambault Group.

Cash flows from segment operations: $18.3 million in 2009, compared with $5.6 million in 2008 (see the table below).

•	The $12.7 million increase was mainly due to:

•	$5.7 million increase in operating income;

•	$5.3 million decrease in additions to property, plant and equipment, mainly because of higher capital expenditures in 2008 for the expansion and renovation of some Archambault stores.

Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2009	2008	2007
Operating income	$25.9	$20.2	$26.9
Additions to property, plant and equipment	(3.6)	(8.9)	(2.8)
Acquisitions of intangible assets	(4.0)	(7.4)	(0.1)
Proceeds from disposal of assets	—	1.7	0.1

Cash flows from segment operations	$18.3	$5.6	$24.1

Interactive Technologies and Communications

The Interactive Technologies and Communications segment consists of Nurun, which is engaged in Web, intranet and extranet development, technological platforms for content management, e-commerce, interactive television, automated publishing solutions, and e-marketing and customer relationship management strategies.

2009 operating results

Revenues: $91.0 million, an increase of $1.4 million (1.6%).

•	The increase was mainly due to:

•	impact of increased revenues from government customers;

•	increased volume in China.

Partially offset by:

•	lower volume from customers in North America and Europe.

Operating income: $4.1 million, a decrease of $1.0 million (-19.6%).

•	The decrease was mainly due to:

•	impact of lower revenues in Canada and Europe;

•	unfavourable variance in currency translation.

Partially offset by:

•	favourable impact of new tax credits for e-commerce business development;

•	favourable variance due to one-time costs in the first quarter of 2008 related to taking Nurun private, including impact related to stock option expense.

Cash flows from segment operations: $0.7 million in 2009, compared with $1.5 million in 2008 (see the table below).

•	The $0.8 million decrease was mainly due to the $1.0 million decline in operating income.

Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	2009	2008	2007
Operating income	$4.1	$5.1	$2.8
Additions to property, plant and equipment	(3.1)	(3.6)	(3.3)
Proceeds from disposal of assets	(0.3)	—	—

Cash flows from segment operations	$0.7	$1.5	$(0.5)

2009/2008 Fourth Quarter Comparison

Operating results of Quebecor Media

Revenues: $1.03 billion, an increase of $24.4 million (2.4%).

•	Revenues increased in Telecommunications (by $59.4 million or 12.5% of segment revenues) mainly because of customer growth for all services, and in Broadcasting ($1.6 million or 1.3%).

•

Revenues decreased in News Media ($28.2 million or -9.3%) due essentially to lower advertising revenues in Leisure and Entertainment ($4.9 million or -4.9%) and in Interactive Technologies and Communications ($0.5 million or -2.1%).

Operating income: $391.3 million, an increase of $80.9 million (26.1%).

•	Operating income increased in Telecommunications (by $62.8 million or 28.8% of segment operating income), News Media ($14.5 million or 26.5%) and Broadcasting ($9.7 million or 43.1%).

•	Operating income decreased in Leisure and Entertainment (by $2.6 million or -23.6%) and Interactive Technologies and Communications ($1.6 million or -53.3%).

•

The increase in operating income includes a $43.8 million favourable variance (including $34.5 million in the Telecommunications segment and $9.3 million in the Broadcasting segment) generated by adjustments related to provisions for CRTC Part II licence fees (for more details, see “Part II licence fees” in the discussion of the results of the Telecommunications and Broadcasting segments under “2009/2008 Financial Year Comparison”).

•

The change in the fair value of Quebecor Media resulted in a $12.7 million unfavourable variance in the consolidated stock option expense in the fourth quarter of 2009 compared with the same period of 2008. The fair value of Quebecor Media, based on market comparables, increased during the fourth quarter of 2009, whereas it decreased in the same period of 2008.

•

Excluding the impact of the consolidated stock option expense and if the figures for all prior periods were restated to retroactively reflect the Part II licence fee adjustments, the increase in operating income in the fourth quarter of 2009 would have been 15.1%, compared with 2.1% in the same period of 2008.

Net income: $148.5 million in the fourth quarter of 2009, compared with a net loss of $635.4 million in the same quarter of 2008.

•	The $783.9 million increase was mainly due to:

•	recognition in the fourth quarter of 2008 of a non-cash charge totalling $671.2 million, including $631.0 million without any tax consequences, for impairment of goodwill and intangible assets;

•	$80.9 million increase in operating income;

•	$29.2 million favourable variance in gains on valuation and translation of financial instruments;

•	$28.8 million favourable variance in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$4.1 million increase in amortization charge.

Amortization charge: $86.9 million, an increase of $4.1 million.

•	The increase was mainly due to significant capital expenditures in 2008 and 2009 in the Telecommunications segment.

Financial expenses: $64.9 million, a decrease of $1.3 million.

•	The decrease was mainly due to:

•	lower base interest rates.

Partially offset by:

•	$4.0 million unfavourable variance in exchange rates on operating items;

•	impact of higher indebtedness.

Gain on valuation and translation of financial instruments: $2.5 million in the fourth quarter of 2009, compared with a $26.7 million loss in the same quarter of 2008. The $29.2 million favourable variance resulted primarily from an unfavourable impact in the fourth quarter of 2008 related to re-measurement of derivative financial instruments due to changing yield curves and counterparty risks as well as the unfavourable variance related to re-measurement of embedded derivatives.

Charge for restructuring of operations and other special items: $21.5 million, compared with $50.3 million in the same period of 2008.

•

In the fourth quarter of 2009, a $20.1 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff reduction programs in Canada. A $0.1 million charge for restructuring of operations was also recorded in the fourth quarter of 2009 in other segments.

In December 2008, Quebecor Media introduced a staff-reduction program as part of a major restructuring of the operations of its News Media segment across Canada, leading to the recognition of a $28.9 million charge for restructuring of operations in the fourth quarter of 2008. A $2.4 million charge for restructuring of operations was also recorded in the fourth quarter of 2008 in other segments.

•

Quebecor Media also concluded that the restructuring initiatives and the loss of a major printing contract in 2008 were triggering events for impairment tests and that write-downs of some long-lived assets were necessary. As a result, an impairment charge totalling $19.1 million was recorded in the fourth quarter of 2008 against buildings, machinery and equipment, compared with a $0.4 million charge in the fourth quarter of 2009.

•	In the fourth quarter of 2009, Quebecor Media recognized a $0.9 million loss on sales of businesses and other special items ($0.1 million gain in the fourth quarter of 2008).

Non-cash charge for impairment of goodwill and intangible assets: nil in the fourth quarter of 2009 compared with a total of $671.2 million in the fourth quarter of 2008 (for more details, see “2009/2008 Financial Year Comparison” above).

Income tax expense: $61.3 million in the fourth quarter of 2009 (effective tax rate of 27.8%), compared with $41.3 million in the same period of 2008 (effective tax rate of 93.4% excluding the impact of a $631.0 million goodwill impairment charge, without any tax consequences). The variance in the effective tax rate in the fourth quarter of 2009 compared with the same period of 2008 was mainly due to:

•	unfavourable tax rate mix in 2008 in the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

•	favourable changes in 2009 in the timing of future reversals of temporary differences.

Segmented Analysis

Telecommunications

Revenues: $532.9 million, an increase of $59.4 million (12.5%) compared with the fourth quarter of 2008. essentially due to the same factors as those noted in the 2009/2008 financial year comparison.

•	Combined revenues from all cable television services increased $20.6 million (9.9%) to $228.7 million.

•	Revenues from Internet access services increased $20.1 million (15.2%) to $152.2 million.

•	Revenues from cable telephone service increased $15.8 million (20.1%) to $94.3 million.

•	Revenues from wireless telephone service increased $2.8 million (32.6%) to $11.3 million.

•	Revenues of Videotron Business Solutions decreased $1.0 million (-6.4%) to $14.6 million.

•	Revenues of Le SuperClub Videotron decreased $9.0 million (-55.9%) to $7.1 million.

Monthly ARPU: $91.68 in the fourth quarter of 2009, compared with $83.62 in the same period of 2008, an increase of $8.06 (9.6%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 17,300 (1.0%) in the fourth quarter of 2009 (compared with an increase of 24,100 in the same quarter of 2008). Videotron posted combined customer growth for cable television services for the 18th consecutive quarter, i.e., for every period since the end of the second quarter of 2005.

•	The number of subscribers to illico Digital TV increased by 41,700 (4.0%) in the fourth quarter of 2009, compared with 50,600 in the same period of 2008.

•	The customer base for analog cable television services decreased by 24,400 (-3.4%), compared with a decrease of 26,500 in the same period of 2008.

Internet access – 25,200 (2.2%) customer base increase in the fourth quarter of 2009, compared with 32,400 in the fourth quarter of 2008.

Cable telephone – 34,900 (3.6%) customer base increase in the fourth quarter of 2009, compared with 54,100 in the same period of 2008.

Wireless telephone – 3,000 (3.8%) handset increase in the fourth quarter of 2009, compared with 4,800 in the same quarter of 2008.

Operating income: $280.9 million in the fourth quarter of 2009, an increase of $62.8 million (28.8%).

•	The increase was mainly due to:

•	customer growth for all services;

•	$34.5 million favourable variance created by adjustments to provision for Part II licence fees (for more details, see “Part II licence fees” under “2009/2008 Financial Year Comparison”);

•	increases in some rates, primarily for the cable television and Internet access services, and excess usage fees.

Partially offset by:

•	$9.8 million increase in stock option expense.

•

Excluding the variance in the stock option expense and if the figures for all prior periods were restated to reflect the Part II licence fee adjustments, the increase in operating income in the fourth quarter of 2009 would have been 16.4%, compared with 16.7% in the same period of 2008.

Cost/revenue ratio: operating costs for all Telecommunications segment operations (expressed as a percentage of revenues) were 47.3% in the fourth quarter of 2009, compared with 53.9% in the same quarter of 2008. The decrease was essentially due to the same factors as those noted in the 2009/2008 financial year comparison.

News Media

Revenues: $273.8 million, a decrease of $28.2 million (-9.3%).

•	Advertising revenues decreased by 14.5% and circulation revenues by 4.1%; combined revenues from commercial printing and other sources increased 74.9%.

•	The revenues of the urban dailies and the community newspapers decreased by 7.0% and 15.8% respectively in the fourth quarter of 2009.

•	The revenues of the portals totalled $15.2 million in the fourth quarter of 2009, a decrease of 1.3%.

Operating income: $69.3 million, an increase of $14.5 million (26.5%).

•	The increase was mainly due to:

•	$22.3 million decrease in operating costs due primarily to restructuring and cost-reduction initiatives, as well as lower labour costs related to the labour dispute at the Journal de Montréal;

•	$8.3 million decrease in newsprint costs.

Partially offset by:

•	impact of the $28.2 million decrease in revenues;

•	$3.0 million unfavourable variance related to stock option expense;

•	Quebecor Media Network start-up costs.

•

Excluding the impact of the stock option expense and Quebecor Media Network start-up costs, operating income would have increased by 37.2% in the fourth quarter of 2009, compared with a 35.5% decrease in the same period of 2008.

Cost/revenue ratio: operating costs for all News Media segment operations (expressed as a percentage of revenues) were 74.7% in the fourth quarter of 2009, compared with 81.9% in the same period of 2008. The decrease was mainly due to cost reductions generated by the segment’s restructuring initiatives, as well as lower newsprint prices.

Broadcasting

Revenues: $128.5 million, an increase of $1.6 million (1.3%).

•	Revenues from broadcasting operations increased $5.0 million, mainly because of:

•	higher advertising and subscription revenues at the specialty channels;

•	increase in the TVA Network’s other revenues, including revenues from the Local Programming Improvement Fund;

•	increased revenues from commercial production.

•	Revenues from distribution operations decreased by $2.5 million, primarily as a result of decreased video volumes and lower sales of television products.

•	Publishing revenues decreased $1.4 million as a result of lower newsstand sales, advertising revenues and subscription revenues.

Operating income: $32.2 million, an increase of $9.7 million (43.1%).

•	Operating income from broadcasting operations increased $14.5 million, mainly due to:

•

$9.3 million favourable variance created by adjustments to provision for Part II licence fees (for more details, see “Part II licence fees” in the segmented analysis under “2009/2008 Financial Year Comparison”);

•	lower content costs at the TVA Network as a result of programming strategy;

•	impact of revenue increase.

Partially offset by:

•	higher content costs at some specialty channels and Sun TV.

•	Operating income from distribution operations decreased by $3.8 million, mainly as a result of the decrease in revenues and the weak performance of some titles.

•	Operating income from publishing operations was flat. The decrease in revenues was offset by reduced operating costs.

Cost/revenue ratio: operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 74.9% in the fourth quarter of 2009, compared with 82.3% in the same period of 2008. The decrease was due to essentially the same factors as those noted in the 2009/2008 comparison.

Leisure and Entertainment

Revenues: $95.5 million, a decrease of $4.9 million (-4.9%).

•

The Book division’s revenues declined 10.5%, mainly because of a decrease in the number of bestsellers distributed by Messageries A.D.P. in the fourth quarter of 2009, compared with the same period of 2008, lower grant income and a decrease in the publishing revenues of Groupe Homme.

•	Archambault Group’s revenues decreased by 2.3% due to:

•	3.3% drop in retail sales primarily as a result of lower sales of videos, books and CDs because of the closing of a store in the first quarter of 2009;

•	2.5% decrease in distribution revenues;

•	11.0% decrease in production sales, essentially as a result of lower sales at Musicor and the closing of Groupe Archambault France in the first quarter of 2009.

Operating income: $8.4 million in the fourth quarter of 2009, a decrease of $2.6 million (-23.6%) mainly due to the impact of the decrease in revenues.

Interactive Technologies and Communications

Revenues: $23.5 million, a decrease of $0.5 million (-2.1%) due to lower volumes from Canadian customers, partially offset by increased revenues from government customers.

Operating income: $1.4 million, compared with $3.0 million in the same period of 2008. The $1.6 million (-53.3%) decrease was mainly due to the unfavourable impact of the retroactive recognition in the fourth quarter of 2008 of tax credits for research and development related to e-commerce and an unfavourable variance in foreign-exchange losses.

2008/2007 Financial Year Comparison

Operating results of Quebecor Media

Revenues: $3.73 billion, an increase of $364.2 million (10.8%).

•

Revenues increased in: Telecommunications (by $251.6 million or 16.2% of segment revenues), reflecting customer growth for all services; News Media ($107.5 million or 10.0%), due primarily to the impact of the acquisition of Osprey Media; Broadcasting ($21.2 million or 5.1%); and Interactive Technologies and Communications ($7.6 million or 9.3%).

•	Revenues decreased in Leisure and Entertainment ($27.9 million or -8.5%).

Operating income: $1.12 billion, an increase of $156.2 million (16.2%).

•

Operating income increased in Telecommunications (by $155.6 million or 24.2% of segment operating income), Broadcasting ($6.6 million or 11.1%) and Interactive Technologies and Communications ($2.3 million or 82.1%).

•	Operating income decreased in Leisure and Entertainment ($6.7 million or -24.9%) and News Media ($5.7 million or -2.4%).

•

An unfavourable variance of $37.4 million (including $29.0 million in the Telecommunications segment and $8.4 million in the Broadcasting segment) resulted from recognition in 2008 of a retroactive provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the favourable Federal Court decision on these fees (for more details, see “Part II licence fees” in the discussion of the results of the Telecommunications and Broadcasting segments under “2009/2008 Financial Year Comparison”).

•

Changes in the fair value of Quebecor Media resulted in a $59.1 million favourable variance in the consolidated stock option expense, including $40.6 million in the Telecommunications segment and $14.7 million in the News Media segment. The fair value of Quebecor Media, based on market comparables, decreased in 2008, compared with an increase in 2007.

•

Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for all prior periods were restated to retroactively reflect the Part II licence fee adjustment, the increase in operating income in 2008 would have been 11.5%, compared with 17.8% in 2007.

Net loss: $378.7 million, compared with net income of $328.3 million in 2007.

•	The unfavourable variance of $707.0 million was mainly due to:

•

recognition in the fourth quarter of 2008 of a $671.2 million non-cash charge for impairment of goodwill and intangible assets, including $631.0 million with no tax consequences, primarily in the News Media segment;

•	$79.5 million increase in income tax expense;

•	$45.9 million increase in financial expenses;

•	$42.4 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$29.0 million increase in the amortization charge.

Partially offset by:

•	$156.2 million increase in operating income.

Amortization charge: $316.7 million, an increase of $29.0 million.

•	The increase was mainly due to significant capital expenditures in 2007 and 2008, largely in the Telecommunications and News Media segments, and the acquisition of Osprey Media.

Financial expenses: $276.0 million, an increase of $45.9 million.

•

The increase was mainly due to the impact of higher average indebtedness, which resulted in a $50.4 million increase in the interest expense, which was offset by an increase in interest capitalized to the cost of additions to property, plant and equipment, and of intangible assets.

•	The increase in Quebecor Media’s average indebtedness in 2008 was mainly due to:

•	financing in April 2008 of the acquisition of AWS network licences for a cash consideration of $554.6 million;

•	financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million (excluding assumed liabilities);

•	liabilities totalling $161.8 million assumed as part of the acquisition of Osprey Media in August 2007;

•	financing of the settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media’s term loan “B”;

•	financing of the payment in July 2007 of the additional amount payable, for a total consideration of $127.2 million.

Loss on valuation and translation of financial instruments: $3.7 million in 2008, compared with $9.9 million in 2007, a favourable variance of $6.2 million due primarily to recognition in 2007 of a $5.2 million loss on re-measurement of the additional amount payable.

Charge for restructuring of operations, impairment of assets and other special items: $54.6 million in 2008, compared with $12.2 million in 2007.

•

The News Media segment recognized a $33.3 million charge for restructuring of operations in 2008. The News Media segment was contending with the fundamental industry-wide changes that had been under way for several years, combined with a difficult economic environment that was impacting its advertising revenues. Therefore, in December 2008, Quebecor Media introduced a staff-reduction program as part of a major restructuring of the operations of its News Media segment across Canada. Quebecor Media also recognized charges for restructuring totalling $2.3 million in other segments in 2008.

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

•

The difficult financial and economic environment for some of the Company’s lines of business at the end of the fourth quarter of 2008 triggered a goodwill and masthead impairment test in the News Media, Leisure and Entertainment, and Interactive Technologies and Communications segments. Based on preliminary results of this test, a $631.0 million non-cash charge for goodwill impairment, without any tax consequences, was recorded, including $595.0 million in the News Media segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. Quebecor Media also recorded a masthead impairment charge of $40.2 million.

Income tax expense: $155.2 million (effective rate of 36.2%, excluding the impact of the goodwill impairment change without any tax consequence), compared with $75.7 million in 2007 (effective tax rate of 18.1%).

•	The variance in the effective rate was mainly due to:

•

unfavourable tax rate mix in 2008 in the various components of the gains and losses on valuation and translation of financial instruments, including derivative financial instruments for an unfavourable variance of $39.3 million. The rate mix was relatively favourable in 2007;

•	recognition in 2007 of an estimated $25.4 million favourable impact of lower tax rates introduced by the Canadian federal government;

•

recognition in 2007 of tax benefits totalling $10.5 million following the adoption on third reading by the federal government of Canada of a higher non-capital loss conversion rate for tax benefits related to Part VI.1 tax. These tax benefits, which were acquired from World Color Press Inc. (“WCP”, formerly “Quebecor World”), related to tax that corporations must pay on preferred dividends paid during a financial year.

Free cash flows from continuing operating activities: $243.2 million in 2008, compared with $289.0 million in 2007 (see Table “Quebecor Media Inc. – Free cash flows from continuing operating activities” above).

•	The $45.8 million decrease was mainly due to:

•

$51.0 million increase in use of funds for non-cash balances related to operations, due primarily to disbursements of $94.1 million in connection with the exercise of stock options, partially offset by a decrease in accounts receivable and an increase in other accounts payable and accrued charges.

•	$44.4 million increase in acquisitions of intangible assets, mainly in the Telecommunications segment due to IT projects and the build-out of the AWS network;

•	$41.4 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness;

•	$35.5 million increase in additions to property, plant and equipment, mainly because of network investments by the Telecommunications segment and phase two of the project to acquire new presses;

•	$23.3 million increase in cash portion of charge for restructuring of operations and other special items.

Partially offset by:

•	$156.2 million increase in operating income.

Segmented analysis

Telecommunications

Revenues: $1.8 billion in 2008, an increase of $251.6 million (16.2%).

•

Combined revenues from all cable television services increased $74.1 million (10.1%) to $809.9 million, due primarily to customer base growth, migration from analog to digital service, increased video on demand orders, the success of HD packages, and increases in some rates.

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

•	Revenues from wireless telephone service increased $13.9 million (78.5%) to $31.6 million, mainly due to customer growth.

•	Revenues of Videotron Business Solutions decreased $6.6 million (-9.4%) to $63.6 million due to the loss of a major contract.

•

Revenues of Le SuperClub Videotron decreased $2.9 million (-4.9%) to $57.0 million. The decrease was mainly due to the sale of StarStruck stores in Ontario and the franchising or closing of some locations, partially offset by an increase in revenues from rentals and retail sales on a comparable basis, as well as by increased royalty revenues.

Monthly ARPU: $81.17 in 2008, compared with $71.52 in 2007, an increase of $9.65 (13.5%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 77,500 (4.7%) in 2008, compared with an increase of 65,700 in the same period of 2007.

•	Increase of 159,100 customers (20.7%) for the illico Digital TV service in 2008, compared with 144,600 in the same period of 2007.

•	Decrease of 81,600 customers (-9.4%) for analog cable television services in 2008, compared with a decrease of 78,900 in the same period of 2007.

Internet access – Increase of 130,800 customers (14.0%) for cable Internet access services in 2008, compared with 141,000 in 2007.

Cable telephone – Increase of 215,600 customers (33.9%) for cable telephone service in 2008, compared with 238,600 in 2007.

Wireless telephone – Increase of 18,300 activated handsets (40.6%) in 2008, compared with 33,300 in 2007.

Operating income: $797.9 million, an increase of $155.6 million (24.2%).

•	The increase was due primarily to:

•	customer growth for all services;

•	increases in some rates, mainly for cable television and cable Internet service;

•	$40.6 million favourable variance in expenses related to Quebecor Media’s stock option plan.

Partially offset by:

•

an unfavourable variance of $29.0 million related to the recognition in 2008 of a provision for Part II licence fees following the decision by the Federal Court of Appeal on April 29, 2008 overturning the favourable Federal Court ruling on the matter (for more details, see “Part II licence fees” in the discussion of the results of the Telecommunications segment under “2009/2008 Financial Year Comparison”).

•

Excluding the favourable variation in the stock option expense, and if the figures for all prior periods were restated to reflect the Part II licence fee adjustment, operating income would have increased by 21.3% in 2008, compared with 26.0% in 2007.

Cost/revenue ratio: operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 55.8% in 2008 compared with 58.6% in 2007. The decrease was mainly due to:

•	significant fixed component of costs that does not fluctuate in proportion to revenue growth;

•	marginal impact on costs of increases in some rates and in consumption;

•	favourable variance in stock option expense, which was partially offset by the increase in Part II licence fees.

Cash flows from segment operations: $384.6 million in 2008, compared with $314.3 million in 2007 (see Table “Telecommunications – cash flows from operations” above).

•

The $70.3 million increase was due to the $155.6 million increase in operating income, partially offset by an $86.7 million increase in additions to property, plant and equipment and in intangible assets compared with 2007, essentially because of spending on the AWS network and network modernization.

News Media

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

•

Revenues increased 15.1% at the general-interest portals, due mainly to website creation and maintenance, including the sites of affiliated companies, and 8.5% at the special-interest portals, primarily because of revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd. (“ASL”).

Operating income: $227.1 million, a decrease of $5.7 million (-2.4%).

•	Osprey Media generated operating income of $45.6 million in 2008, compared with $25.3 million from August through December 2007, for an increase of $20.3 million in 2008 compared with 2007.

•	Excluding the impact of Osprey Media, operating income decreased $26.1 million (-12.6%) in the News Media segment.

•	The decrease was due primarily to:

•	impact of the decrease in advertising and circulation revenues, on a comparable basis;

•	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Quebec;

•	expenditures related to the start-up of Quebecor MediaPages;

•	cost of introducing a new business development strategy for portals.

Partially offset by:

•	$14.7 million favourable impact related to the Quebecor Media stock option plan expense;

•	$3.1 million decrease in newsprint costs.

Cost/revenue ratio: operating costs for all News Media segment operations, expressed as a percentage of revenues, were 80.8% in 2008 compared with 78.3% in 2007. The increase was mainly due to:

•	increase in the proportion of fixed costs, given the decrease in revenues on a comparable basis;

•	unfavourable net cost factors, described above in the discussion of operating income.

Cash flows from segment operations: $140.3 million in 2008, compared with $118.3 million in 2007 (see Table “News media – cash flows from operations” above).

•

The $22.0 million increase was mainly due to a $26.7 million decrease in additions to property, plant and equipment. The impact of increased equipment purchases due to the implementation in 2008 of phase two of the project to acquire new presses and investment in portal development was outweighed by the favourable variance related to the acquisition of a building from WCP in 2007 for a cash consideration of $62.5 million.

Broadcasting

Revenues: $436.7 million, an increase of $21.2 million (5.1%).

•	Revenues from broadcasting operations increased $21.8 million, mainly because of:

•	higher advertising, video on demand and other revenues at the TVA Network;

•	higher advertising and subscription revenues at the specialty channels;

•

higher revenues from the Internet, commercial production and Canal Indigo (100% of the revenues of Canal Indigo were included after the buyout on August 31, 2008 of the interest TVA Group did not already hold).

•	Revenues from distribution operations decreased by $0.6 million.

•	Publishing revenues decreased $1.3 million, primarily as a result of decreases in advertising and newsstand revenues, partially offset by an increase in custom publishing operations.

Operating income: $66.0 million, an increase of $6.6 million (11.1%); excluding the unfavourable impact of provisions for Part II licence fees, the increase was $15.0 million.

•	Operating income from broadcasting operations increased $4.5 million, mainly because of:

•	impact of revenue growth at the TVA Network and the specialty channels;

•	decrease in selling and administrative expenses at the TVA Network;

•	$2.4 million favourable variance related to stock option expense.

Partially offset by:

•

an unfavourable variance of $8.4 million related to the recognition in 2008 of a provision for Part II licence fees following the decision by the Federal Court of Appeal on April 29, 2008 overturning the favourable Federal Court ruling on the matter (for more details, see “Part II licence fees” in the discussion of the results of the Broadcasting segment under “2009/2008 Financial Year Comparison”).

•	higher content and production costs at the TVA Network.

•	Operating income from distribution operations was flat.

•

Operating income from publishing operations increased by $1.5 million, mainly as a result of the decrease in advertising, marketing, distribution and printing expenses, partially offset by the unfavourable impact of the decrease in revenues.

Cost/revenue ratio: operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 84.9% in 2008, compared with 85.7% in 2007. The decrease, as a proportion of revenues, was due to:

•	decrease in the proportion of fixed costs, given revenue growth on a comparable basis, partially offset by the unfavourable impact of the Part II licence fee expense.

Cash flows from segment operations: $44.2 million in 2008, compared with $43.2 million in 2007 (see Table “Broadcasting – cash flows from operations” above).

•

The impact of the $6.6 million increase in operating income was offset by a $6.2 million increase in additions to property, plant and equipment, resulting mainly from expenditures related to the migration to HDTV and computer equipment purchases.

Leisure and Entertainment

Revenues: $301.9 million, a decrease of $27.9 million (-8.5%). The Leisure and Entertainment segment is being affected by the fundamental transformation under way in the music- and book-selling industry, coupled with a difficult economic environment that is impacting its retail revenues.

•	The Book division’s revenues decreased 8.8%, due primarily to lower distribution volume in 2008 than 2007 and decreased sales in the academic segment.

•

The revenues of Archambault Group decreased by 7.4%, mainly due to fewer CDs being released and distributed and lower retail sales of music. The impact of higher broadcast revenues due to the success of the Paul McCartney concert during Québec City’s 400th anniversary celebrations was outweighed by a decrease in revenues due to the transfer of video on demand operations to the Telecommunications segment.

Operating income: $20.2 million, a decrease of $6.7 million (-24.9%), due primarily to a decrease in gross margin on retail sales and higher operating expenses at Archambault Group, combined with the impact of decreased sales at the Book division.

Cash flows from segment operations: $5.6 million in 2008, compared with $24.1 million in 2007 (see Table “Leisure and Entertainment – cash flows from operations” above).

•	The $18.5 million decrease was mainly due to:

•	$6.7 million decrease in operating income;

•

$6.1 million increase in additions to property, plant and equipment, mainly at Archambault Group, essentially as a result of the opening of an Archambault store in Laval, Quebec, as well as the expansion and renovation of other stores;

•	$7.3 million increase in acquisitions of intangible assets, mainly because of increased capitalization of launch-related expenses at CEC Publishing.

Interactive Technologies and Communications

Revenue: $89.6 million, an increase of $7.6 million (9.3%).

•	The increase was mainly due to:

•

impact of increased volumes from customers in Europe, particularly France and Italy, as well as in Asia and Canada, and favourable variance in currency translation, partially offset by a decrease in volume in the United States.

Operating income: $5.1 million, an increase of $2.3 million (82.1%).

•	The increase was due mainly to:

•	impact of increased revenues in Canada, Europe and Asia;

•	increase in tax credits for e-commerce R&D;

•	favourable variance in currency translation.

Partially offset by:

•	impact of decreased volume in the United States;

•	increases in some operating expenses, including those related to labour.

Cash flows from segment operations: $1.5 million in 2008, compared with negative $0.5 million in 2007 (see Table “Interactive Technologies and Communications – cash flows from operations” above), a $2.0 million improvement due mainly to the increase in operating income.

Cash Flows And Financial Position

Operating activities

2009 financial year

Cash flows provided by continuing operating activities: $949.5 million in 2009, compared with $786.1 million in 2008.

•	The $163.4 million increase was mainly due to:

•	$165.1 million increase in operating income;

•	$38.7 million decrease in cash interest expense (see the discussion of financial expenses under “2009/2008 Financial Year Comparison”);

•	decrease in cash portion of charge for restructuring of operations.

Partially offset by:

•

$34.6 million increase in use of funds for non-cash balances related to operations, mainly because of current variances in activity, including a $34.9 million increase in accounts receivable due to, among other things, higher revenues in the Telecommunications segment;

•	$17.0 million increase in current income taxes.

2008 financial year

Cash flows provided by continuing operating activities: $786.1 million in 2008, compared with $751.6 million in 2007.

•	The $34.5 million increase was due primarily to:

•	$156.2 million increase in operating income;

Largely offset by:

•

$51.0 million increase in use of funds for non-cash balances related to operations, due primarily to disbursements of $94.1 million in connection with the exercise of stock options, partially offset by a decrease in accounts receivable and an increase in accounts payable and accrued charges;

•	$41.4 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness;

•	$23.3 million increase in charge for restructuring of operations, impairment of assets, and other special items.

Working capital of Quebecor Media: negative $1.2 million at December 31, 2009, compared with negative $227.7 million at December 31, 2008. The favourable variance of $226.5 million mainly reflects the increase in cash and cash equivalents (see Table “Consolidated balance sheet of Quebecor Media” below).

The debt management strategy accounts for most of the working capital deficit in 2008. Under the Company’s cash management process, receipts of deferred revenues that are periodic and renewable are used to reduce drawings on revolving credit facilities, which are recorded under long-term debt.

Financing activities

2009 financial year

Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): reduced by $585.1 million in 2009. Unfavourable $574.0 million net variance in assets and liabilities related to derivative financial instruments.

•	The decrease in the consolidated debt was mainly due to:

•

estimated $551.6 million favourable impact of exchange rate fluctuations on long-term debt. The decrease in this item is offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•

net decrease in drawings on the revolving bank credit facilities and bank borrowings of Videotron, TVA Group, Sun Media, and Head Office in the amounts of $212.7 million, $78.1 million, $12.0 million and $6.5 million respectively;

•	$77.0 million decrease in debt related to hedged interest rate exposure and to embedded derivatives, due mainly to interest rate fluctuations;

•	debt repayments totalling $54.6 million, mainly by Quebecor Media and Osprey Media.

Partially offset by:

•

issuance by Videotron on March 5, 2009 of US$260.0 million aggregate principal amount of Senior Notes for net proceeds of $332.4 million (including accrued interest and net of financing fees). The Senior Notes were sold at a price equivalent to 98.63% of face value, bear 9 1/8% interest (effective rate of 9.35%) and mature on April 15, 2018;

•

closing on December 14, 2009 of the refinancing of TVA Group’s bank debt with net proceeds of $75.0 million drawn on a new term loan bearing interest at 5.54% and coming due in 2014. As part of this refinancing, TVA Group also renewed its revolving credit facility for a maximum of $100.0 million, expiring in 2012.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $373.4 million at December 31, 2009 (net of a $49.0 million asset at that date), compared with a net asset of $200.6 million at December 31, 2008 (net of a $117.3 million liability at that date). The $574.0 million net reduction was mainly due to the impact of exchange rate fluctuations on the value of derivative financial instruments.

•

On November 13, 2009, Videotron amended its Senior Secured Credit Facility in order to create within it a $75.0 million secured term credit facility maturing in June 2018 (“Export Financing Facility”). Also on November 13, 2009, Videotron closed another credit agreement with a group of creditors and HSBC Bank plc, acting as agent for the creditors, for an unsecured term credit facility (“Facility B”) of a maximum amount equal to the difference between US$100.0 million and the aggregate amount, in US dollars, of drawings on the Export Financing Facility. Facility B matures in April 2016. The Export Financing Facility and Facility B may be used to, among other things, pay and/or reimburse payments for exports of equipment and local services related to the contract for wireless infrastructure equipment between Videotron and a subsidiary of Nokia Corporation.

•

On January 13, 2010, Videotron closed a $300.0 million aggregate principal amount placement of Senior Notes for net proceeds of $293.9 (net of financing fees). The Senior Notes were sold at par, bear 7 1/8% interest and mature in 2020.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. The transactions resulted in total loss of approximately $10.0 million, consisting mainly of losses reported in other comprehensive income.

•

On January 14, 2010, Quebecor Media also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

2008 financial year

Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): increase of $1.31 billion in 2008.

•	The increase was due mainly to:

•

estimated $673.0 million unfavourable impact of exchange rate fluctuations. The impact of this item was offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•

issuance by Videotron on April 15, 2008 of US$455.0 million in aggregate principal amount of Senior Notes for net proceeds of $447.8 million (after financing expenses). The Senior Notes were sold at a price equivalent to 98.43% of face value, bear 9 1/ 8% interest (an effective rate of 9 3/8%) and mature on April 15, 2018;

•

increased drawings on the revolving bank credit facilities, long-term credit facilities and bank borrowings of Videotron, TVA Group and Quebecor Media in the amounts of $55.1 million, $37.7 million and $21.2 million respectively;

•	$89.4 million increase in debt related to hedged interest rate exposure and embedded derivatives, due mainly to interest rate fluctuations.

Partially offset by:

•	debt repayments of $25.7 million, mainly by Quebecor Media.

•

The increase in long-term debt and free cash flows from continuing operating activities were used to finance: the disbursement of a cash consideration of $554.6 million for the purpose of acquiring AWS network licences; for business acquisitions, including buyouts of minority interests in Nurun, for a cash consideration of $75.2 million when Nurun was taken private; and, in TVA Group, for the disbursement of a cash consideration of $51.4 million under its Substantial Issuer Bid.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $200.6 million at December 31, 2008 (net of a $117.3 million liability at that date), compared with a net liability of $538.5 million at December 31, 2007. The $739.1 million favourable variance was caused mainly by fluctuations in the Canadian dollar against the U.S. dollar, which were partially offset by the negative impact of changes in estimates of the fair value of derivative financial instruments and the unfavourable combined effect of interest rate fluctuations in Canada and the United States.

•	April 7, 2008: Videotron amended its Senior Secured Credit Facility to increase commitments under the facility from $450.0 million to $575.0 million and to extend the maturity date to April 2012.

Investing activities

2009 financial year

Additions to property, plant and equipment: $491.1 million in 2009 compared with $465.6 million in 2008.

•

The increase caused by Videotron’s expenditures on its AWS network was partially offset by a decrease in the News Media segment related to investments made in 2008 on phase two of the project to acquire new presses.

Business acquisitions (including buyouts of minority interests): $4.6 million in 2009 compared with $146.7 million in 2008.

•	Business acquisitions in 2009 were as follows:

•	253,300 TVA Group Class B Shares were repurchased for a total cash consideration of $2.6 million;

•

contingent considerations totalling $2.0 million were paid in connection with the acquisition of ASL in the News Media segment, and of China Interactive Limited in the Interactive Technologies and Communications segment.

•	Business acquisitions in 2008 were as follows:

•	all outstanding Common Shares of Nurun not already held acquired for a total cash consideration of $75.2 million;

•	3,000,642 TVA Group Class B Shares repurchased in the second quarter of 2008 for a total cash consideration of $51.4 million;

•	certain businesses acquired, primarily in the News Media segment, for a total cash consideration of $15.1 million;

•	$5.0 million contingent payment made in connection with the acquisition of Sogides in 2005.

Acquisitions of intangible assets: $111.5 million in 2009 compared with $637.6 million in 2008. The variance was mainly due to the acquisition in the third quarter of 2008 of 17 AWS network operating licences for a consideration of $554.6 million.

2008 financial year

Additions to property, plant and equipment: $465.6 million in 2008 compared with $430.1 million in 2007.

•

The $35.5 million increase was mainly due to investments in network modernization by the Telecommunications segment and phase two of the project to acquire new presses in the News Media segment. In 2007, the News Media segment acquired a building from WCP for a cash consideration of $62.5 million.

Business acquisitions (including buyouts of minority interests): $146.7 million in 2008 compared with $438.6 million in 2007.

•	In the third quarter of 2007, Quebecor Media closed the acquisition of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities).

Acquisitions of intangible assets: $637.6 million in 2008 compared with $38.6 million in 2007. The $599.0 million increase was mainly due to the acquisition in 2008 of 17 AWS network operating licences for a consideration of $554.6 million.

Financial Position at December 31, 2009

Net available liquid assets: $1.12 billion for the Company and its wholly owned subsidiaries, consisting in $327.6 million in cash and $790.1 million in available unused lines of credit.

Consolidated debt: total $3.76 billion as at December 31, 2009, compared with $4.35 billion as at December 31, 2008, a $585.1 million decrease (see “Financing Activities” above).

•

Consolidated debt at December 31, 2009 included Videotron’s $1.59 billion debt ($1.81 billion at December 31, 2008), Sun Media’s $248.9 million debt ($294.3 million at December 31, 2008), Osprey Media’s $114.2 million debt ($134.1 million at December 31, 2008), TVA Group’s $89.6 million debt ($93.9 million at December 31, 2008) and Quebecor Media’s $1.72 billion debt ($2.01 billion at December 31, 2008).

As of December 31, 2009, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, was as follows:

Minimum principal amount on Quebecor Media’s long term debt

12 months periods ending on December 31

(in millions of Canadian dollars)

2010	$67.8
2011	144.4
2012	66.7
2013	567.1
2014	774.8
2015 and thereafter	2,184.7

Total	$3,805.5

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.3 years as of December 31, 2009 (5.7 years pro-forma the refinancing of January 2010) compared to 5.7 years as of December 31, 2008. The debt comprises approximately 69.3% fixed-rate debt (72.1% pro-forma the refinancing of January 2010) compared to 64.5% as of December 31, 2008, and 30.7% floating-rate debt (27.9% pro-forma the refinancing of January 2010) compared to 35.5% as of December 31, 2008.

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Company believes it will be able to meet future debt payments, which are staggered over the coming years.

Pursuant to their financing agreements, the Company and its subsidiaries are subject to certain undertakings, including requirements to maintain certain financial ratios, such as the debt service coverage ratio and debt ratio (long-term debt over operating income). At December 31, 2009, the Company was in compliance with all undertakings and required financial ratios.

Dividends declared by Board of Directors of Quebecor Media and paid in 2009: $75.0 million. In 2008, the Board of Directors of Quebecor Media declared and paid dividends totalling $65.0 million.

AWS: As work on the build-out and roll-out of Videotron’s advanced wireless services progressed during the past year, changes in the project led to corresponding changes in the investment profile compared with the company’s original estimates. Quebecor Media does not expect, however, that this will have any material effect on its operating results or financial position, as it is confident that the project will enable it to achieve its objectives for penetration, revenue generation, and free cash flow generation. Videotron still expects to finance future expenditures related to its AWS project from cash and cash equivalents, cash flows generated by operations, and if necessary unused lines of credit.

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2008 and December 31, 2009

(in millions of Canadian dollars)

	Dec. 31 2009	Dec. 31 2008	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$300.0	$22.5	$277.5	Impact of issuance of debt by Videotron and cash flows provided by operating activities

Accounts receivable	518.6	483.7	34.9	Impact of current variances in activity, including increased revenues in Telecommunications segment

Property, plant and equipment	2,439.8	2,215.2	224.6	Additions to property, plant and equipment (see “Investing Activities” above), less amortization

Intangible assets	1,052.7	985.9	66.8	Increase in capitalized interest on expenditures related to build-out of AWS network and increased expenditures for computer applications in the Telecommunications segment, offset by amortization of amortizable intangible assets.

Liabilities
Long-term debt, including short-term portion and bank indebtedness	$3,762.2	$4,347.3	$(585.1)	See “Financing Activities” above

Net derivative financial instruments (1)	373.4	(200.6)	574.0	See “Financing Activities” above

Net future tax liabilities(2)	353.0	241.8	111.2	Use of tax benefits and of capital cost allowance

(1)	Long-term liabilities less long-term assets.
(2)	Long-term liabilities less current and long-term assets.

Additional Information

Contractual Obligations

At December 31, 2009, material contractual obligations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. The table below shows a summary of those contractual obligations.

Contractual obligations of Quebecor Media as of December 31, 2009

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt	3,805.5	67.8	211.1	1,341.9	2,184.7
Interest payments(1)	1,613.4	241.2	534.3	450.0	387.9
Operating leases	310.9	54.7	73.6	50.6	132.0
Additions to property, plant and equipment and other commitments	161.5	83.1	68.2	7.5	2.7
Derivative financial instruments(2)	375.1	0.4	0.8	278.2	95.7

Total contractual obligations	6,266.4	447.2	888.0	2,128.2	2,803.0

(1)	Estimated interest payable on long-term debt, based on interest rates, hedging interest rates and hedging of foreign exchange rates as of December 31, 2009.
(2)	Estimated future disbursements, net of receipts, related to derivative financial instruments used for foreign exchange hedging.

In the normal course of business, TVA Group contracts commitments respecting broadcast rights for television programs and films, and respecting distribution rights for audiovisual content. The outstanding balance of such commitments was $61.1 million at December 31, 2009.

Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2009, the total newsprint consumption of our News Media segment’s operations was approximately 145,000 metric tonnes. Newsprint represents approximately 10.1% ($83.6 million) of the News Media segment’s operating expenses for the year ended December 31, 2009. In order to obtain more favourable pricing, Quebecor Media sources substantially all of its newsprint from a single newsprint producer, AbitibiBowater. Quebecor Media currently obtains newsprint from this supplier at a discount to market prices, and receives additional volume rebates for purchases above certain thresholds ceiling. On April 16, 2009, AbitibiBowater and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation. However, there can be no assurance that this supplier will continue to supply newsprint to Quebecor Media on favourable terms or at all.

Financial instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at December 31, 2009, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the AWS network. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing equipment.

The Company does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

Losses (gains) on valuation and translation of financial instruments for 2009, 2008 and 2007 are summarized in table below.

Gain on valuation and translation of financial instruments

(in millions of dollars)

	2009	2008	2007
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(13.9)	$(47.2)	$44.3
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(24.6)	34.3	(34.8)
(Gain) loss on ineffective portion of fair value hedges	(23.0)	16.6	(4.8)
Loss on revaluation of the Additional Amount Payable	—	—	5.2

	(61.5)	$3.7	$9.9

An $8.2 million loss was recorded under other comprehensive income in 2009 in relation to cash flow hedging relationships ($16.7 million loss and $36.5 million gain in 2008 and 2007 respectively).

The fair value of long-term debt and of derivative financial instruments is shown in Table “Fair value of long-term debt and derivative financial instruments” below.

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from unrelated third parties.

Operating transactions

During the year ended December 31, 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company and affiliated companies in the amount of $15.3 million ($11.8 million in 2008 and $9.0 million in 2007), which are included in operating expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $0.1 million ($0.4 million in 2008 and 2007). These transactions were concluded and accounted for at the exchange amount.

During the year ended December 31, 2009, the Company received interest of $0.1 million ($1.0 million in 2008 and $0.9 million in 2007) from the parent company.

Corporate reorganization

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group a 13.8% interest, was wound up and its assets distributed to the shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.6 million was recorded as contributed surplus.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of the parent company. In 2009, the Company received an amount of $2.1 million, which is included as a reduction in operating expenses ($3.0 million in 2008 and 2007), and incurred management fees of $1.1 million ($1.1 million in 2008 and 2007) with the shareholders.

Tax transactions

In 2009, 2008 and 2007, the parent company transferred $30.1 million, $104.9 million and $66.5 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $6.3 million, $18.4 million and $14.9 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $14.2 million, $6.4 million and $7.7 million, respectively, to its income tax expense in 2009, 2008 and 2007, and expects to reduce its income tax expense by $2.7 million in the future.

WCP (a former subsidiary)

On January 21, 2008, WCP and its U.S. subsidiaries were granted creditor protection under the CCAA in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, the following transactions were made with WCP:

•	From January 1, 2008 to January 21, 2008, the Company made purchases from WCP of $3.0 million ($55.3 million in 2007) and made sales to WCP of $1.3 million ($17.9 million in 2007).

•

On January 10, 2008, the Company settled a balance of $4.3 million payable to WCP by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

•	In October 2007, the Company increased its investment in Nurun by acquiring 500,000 Common Shares of Nurun from WCP at the exchange amount, for a cash consideration of $1.7 million.

•

On October 11, 2007, the Company acquired a property from WCP for a total net consideration of $62.5 million. Simultaneously, WCP entered into a long-term operating lease with the Company to rent a portion of the property for a 17-year term. The consideration for the two transactions was settled by the payment of a net amount of $43.9 million to WCP as of the date of the transactions, and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted for at the exchange amount.

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2009, the maximum exposure with respect to these guarantees was $27.2 million and no liability has been recorded in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Company has not made any payments relating to these guarantees in prior years.

Risks and Uncertainties

Quebecor Media operates in the telecommunications and media industries, which entail a variety of risk factors and uncertainties. Quebecor Media’s operating environment and financial results may be materially affected by the risks and uncertainties discussed herein and in further detail elsewhere in this Annual Report including under “Item 3. Risk Factors”.

Financial risk management

The Company’s financial risk management policies have been established in order to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

As a result of their use of financial instruments, the Company and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Company and it subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Company and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of derivative financial instruments

Foreign Exchange Forward Contracts

At December 31, 2009

(in millions of dollars)

Currency (sold/bought)	Maturing	Average Exchange Rate	Notional Amount
Quebecor Media Inc.
$/€	Less than 1 year	1.5421	$11.0
Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2
Videotron Ltd.
$/US$	Less than 1 year	1.1173	94.9

Cross Currency Interest Rate Swaps

as at December 31, 2009

(in millions of dollars)

	Period covered	Notional Amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one US dollar
Quebecor Media Inc.

Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	$0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	$1.1600
Term loan “B” credit facilities	2009 to 2013	US$	192.5	Bankers’ acceptance 3 months plus 2.22%	LIBOR plus 2.00%	$1.1625
Term loan “B” credit facilities	2006 to 2013	US$	144.4	6.44%	LIBOR plus 2.00%	$1.1625
Videotron Ltd.

Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	$1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	$1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	$1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	$1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	$1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	$1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	$1.2965
Sun Media Corporation

Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptance 3 months plus 3.70%	7.625%	$1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptance 3 months plus 3.70%	7.625%	$1.5227

Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Interest Rate Swaps

At December 31, 2009

(in millions of dollars)

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate
Osprey Media Publishing Inc.
December 2010	$50.0	Pay fixed/Receive floating	3.53%	Bankers’ acceptance 3 months
December 2010	$24.8	Pay fixed/Receive floating	2.13%	Bankers’ acceptance 1 month
December 2010	$40.0	Pay fixed/Receive floating	2.73%	Bankers’ acceptance 3 months
Sun Media Corporation
October 2012	$38.5	Pay fixed/Receive floating	3.75%	Bankers’ acceptance 3 months

Fair value of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available-for-sale are not significant and their carrying value approximates their fair value. The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2009 and 2008 are as follows:

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	December 31, 2009		December 31, 2008
	Carrying value asset (liability)	Fair value asset (liability)	Carrying value asset (liability)	Fair value asset (liability)
Long-term debt(1)	$(3,805.5)	(3,869.8)	$(4,300.6)	(3,530.2)
Derivative financial instruments
Interest rate swaps	(4.3)	(4.3)	(7.5)	(7.5)
Foreign exchange forward contracts	(5.8)	(5.8)	9.1	9.1
Cross-currency interest swaps	(363.3)	(363.3)	199.0	199.0

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the balance sheet is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Company’s valuation models, is as follows:

	Income	Other comprehensive income
Increase of 100 basis point	$6.1	$8.9
Decrease of 100 basis point	(6.1)	(8.9)

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

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $40.3 million as of December 31, 2009 ($47.6 million as of December 31, 2008). As of December 31, 2009, 9.8% of trade receivables were 90 days past their billing date (11.3% as of December 31, 2008).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2009 and 2008:

($ in millions)	2009	2008
Balance as of beginning of year	$47.6	$34.0
Charged to income	23.5	39.7
Utilization	(30.8)	(26.1)

Balance as of end of year	40.3	47.6

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Company and its subsidiaries are exposed to the risk of non-performance by a third party. When the Company and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s risk management policy and are subject to concentration limits.

Liquidity risk management

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.3 years as of December 31, 2009 (5.7 years pro-forma the refinancing of January 2010) compared to 5.7 years as of December 31, 2008.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge their exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

($ in millions)	Income	Other comprehensive income
Increase of $0.10
U.S. dollar-denominated accounts payable	$(0.8)	$—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(2.6)	56.4

Decrease of $0.10
U.S. dollar-denominated accounts payable	$(0.8)	$—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(2.6)	(56.4)

Interest rate risk

Some of the Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian bank prime rate (prime). The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2009, after taking into account the hedging instruments, long-term debt was comprised of 69.3 % fixed rate debt (72.1 % pro-forma the refinancing of January 2010) compared to 64.5% as of December 31, 2008 and 30.7% floating rate debt (27.9 % pro-forma the refinancing of January 2010) compared to 35.7 % as of December 31, 2008.

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis point variance in the year-end Canadian Bankers’ acceptance rate is $12.9 million.

The estimated sensitivities on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, are as follows:

	Income	Other comprehensive income
Increase of 100 basis point	$(2.4)	$10.5
Decrease of 100 basis point	2.4	(10.5)

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

The Company’s capital structure is composed of shareholders’ equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents and temporary investments. The capital structure is as follows:

Capital structure of Quebecor Media

At December 31, 2009

(in millions of dollars)

	2009	2008
		Restated
Bank indebtedness	$1.0	$11.5
Long-term debt	3,761.2	4,335.8
Net liabilities (assets) related to derivative financial instruments	373.4	(200.6)
Non-controlling interest	116.2	105.7
Cash and cash equivalents	(300.0)	(22.5)
Temporary investments	(30.0)	(0.2)

Net liabilities	3,921.8	4,229.7
Shareholders’ equity	$2,430.8	$1,942.0

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, intercompany transactions, the declaration and payment of dividends or other distributions.

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

Revenue recognition policies for each of the Company’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, IP telephony or wireless telephone, including connecting fees) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection fee revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues of the News Media segment derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are recognized also when the publication is delivered. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

Broadcasting

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the period of broadcasting or the period that movies are presented in theatre, when the customer can begin exploitation, exhibition or sale, and the licence period of the arrangement has begun.

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

Determining the fair value of a reporting unit is therefore based on management’s judgment and is reliant on estimates and assumptions.

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

In the fourth quarter of 2008, the adverse financial and economic environment currently affecting industries in some of the Company’s segments triggered a goodwill impairment test related to reporting units of the News Media, Leisure and Entertainment, and Interactive Technologies and Communications segments. As a result, the Company concluded that these segments’ goodwill was impaired. A preliminary estimated total non cash goodwill impairment loss of $631.0 million, without any tax consequences, was recorded: $595.0 million in the News Media segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. In the second quarter of 2009, the Company completed the goodwill impairment test and an additional impairment loss of $5.6 million was recorded as an adjustment of the fourth quarter of 2008 preliminary goodwill impairment loss. In the second quarter of 2009, the additional charge was allocated as follows: $1.7 million to the News Media segment, $1.2 million to the Leisure and Entertainment segment, and $2.7 million to the Interactive Technologies and Communications segment.

Based on the data and assumptions used in its last goodwill impairment test, the Company believes that there are no material amounts for goodwill on its books at this time that present a significant risk of impairment in the near future.

The net book value of the goodwill as at December 31, 2009 was $3.51 billion.

Intangible assets with indefinite useful life

Intangible assets such as mastheads and broadcasting licences, which have an indefinite useful life, are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the consolidated statements of income for the excess, if any.

To determine the market value of its mastheads, the Company uses a method based on discounted future cash flows, in which future cash flows related to the masthead are valued on the basis of potential royalties.

To determine the fair value of its broadcasting licences, Quebecor Media uses the “Greenfield” approach based on a discounted future cash flows valuation method.

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

In the second quarter of 2009, the company recorded an impairment loss of $8.0 million on mastheads in the News Media segment as a result of the completion of its 2009 annual impairment test. In the fourth quarter of 2008, the adverse financial and economic environment affecting industries of some of the Company’s segments triggered a mastheads impairment test related to the News Media reporting unit. As a result, the Company concluded that this segment’s mastheads were impaired and a non cash impairment loss of $40.2 million was recorded.

Based on the data and assumptions used in its last broadcasting licence impairment test, the Company believes that at this time there are no material amounts for broadcasting licences on its books that present a significant risk of impairment in the near future.

Any decrease in the fair value of mastheads, calculated according to the applicable valuation model, has a direct impact on the statement of income. However, based on the data and assumptions used in its last masthead impairment test, the Company believes that there are no material amounts for mastheads on its books at this time that present a significant risk of impairment in the near future.

The net book value of intangible assets with indefinite useful life as at December 31, 2009, was $144.4 million.

Impairment of long-lived assets

Quebecor Media reviews the carrying amounts of its long-lived assets with definite useful life by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Such assets include property plant and equipment, customer relationships and non-competition agreement. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after a plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment test is carried when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset’s or group of asset’s carrying amount exceeds its fair value is recognized as an impairment loss. Quebecor Media estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.

In 2009, an impairment charge of $0.4 million related to certain buildings, equipment and machinery was recorded in the News Media segment. In the fourth quarter of 2008, the Company concluded that impairment tests were triggered by the restructuring initiatives of December 2008 and the loss of an important printing contract and that certain long-lived assets were impaired. As a result, an impairment charge of $19.1 million related to certain buildings, equipment and machinery was recorded.

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

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the statements of income, and the value of the gain or loss on derivative financial instruments reported in the statements of comprehensive income.

Pension plans and post-retirement benefits

Quebecor Media offers defined benefit pension plans and defined contribution pension plans to some of its employees. Quebecor Media’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of Quebecor Media’s numerous pension plans have been performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years. Pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

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

Changes in Accounting Policies and Estimates

Current changes in accounting policies under Canadian GAAP

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which also resulted in the amendment of Accounting Guideline 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs, which are now recognized as an expense when they are incurred. The Company adjusted the opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of as property, plant and equipment.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. This section has been amended to introduce new financial disclosure requirements, particularly with respect to fair value measurement of financial instruments and entity exposure to liquidity risk. On December 31, 2009, the Company adopted the amendments to this section. These amendments did not affect the consolidated financial results.

As a result of the adoption of this section, the adjustments were recorded in the consolidated financial statements (refer to note 2 to consolidated financial statements for more details about these adjustments).

Current changes in accounting policies under U.S. GAAP

On September 30, 2009, the Company adopted Accounting Standards Update No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standards will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in Consolidated Financial Statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively. The provisions of SFAS 141R are applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in income. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created any impact to the Company’s financial statements on adoption.

The rules under SFAS 160 establish new guidance for the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interests be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interests and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

Recent Accounting Developments in Canada

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interests to IFRS.

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in income. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interests be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interests and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to financial years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

On December 24, 2009, the CICA’s EIC issued Abstract No.175 (“EIC-175”), Multiple Deliverable Revenue Arrangements, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, Revenue Arrangements with Multiple Deliverables, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The Company is evaluating the potential impact of adopting EIC-175 in its consolidated financial statements.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the IASB. For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project. An external expert advisor has also been engaged to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic phase and the project design, has developed solutions for most of the important topics and is continuing to develop and execute its project implementation strategy. Comprehensive training has been given to key employees and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010.

Employee Benefits	On transition, the Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans in opening retained earnings.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to consolidated financial statements.

Property, Plant and Equipment (IAS 16)

Separate amortization over a shorter useful life for significant component parts of certain real estate

No capitalization of start-up costs incurred on certain built-to-suit assets prior to substantial completion.

Impairment of Assets (IAS 36)

Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.

Goodwill allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.

Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Income Taxes (IAS 12)	•Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)

•Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition.

•After transition, an entity may recognize actuarial gains and losses as they occur in Other Comprehensive Income (OCI), with no impact on income.

•Limit to which a net benefit asset can be recognized under certain circumstances under IFRS calculated differently; may have a material impact at date when an actuarial valuation is performed.

Business Combinations and Minority Interests (IFRS 3R)

•Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in income.

•Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.

•Non-controlling interests presented as a separate component of shareholders’ equity.

Related party transactions	•Recognition and measurement criteria for related party transactions may differ under IFRS.

Share-based Payment (IFRS 2)

•Liability related to share-based payments made to employees that call for settlement in cash or other assets recognized at fair value at initial grant date and re-measured at fair value at end of each subsequent reporting. Each instalment is accounted for as a separate arrangement.

Provisions and Contingencies (IAS 37)

•Different threshold used for recognition of a contingent liability which could impact timing of when a provision may be recorded. At transition, liabilities for severances payments and contract termination penalties may be adjusted, with a corresponding effect on opening retained earnings.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analyzing the contractual implications of new policy choices on financing arrangements and similar obligations. The effects on information technology, data systems, and internal controls are also being analyzed; the Company does not expect that significant modifications will be necessary on conversion.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A - Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 15, 2010:

Name and Municipality of Residence	Age	Position
SERGE GOUIN (1)(3) Outremont, Quebec	66	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee

JEAN LA COUTURE, FCA (2) Montreal, Quebec	63	Director and Chairman of the Audit Committee

ANDRÉ DELISLE (1) (2) Montreal, Quebec	63	Director

A. MICHEL LAVIGNE, FCA (1)(2)(3) Brossard, Quebec	59	Director

SAMUEL MINZBERG (3) Westmount, Quebec	60	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Quebec	70	Director

JEAN NEVEU (1) Longueuil, Quebec	69	Director

PIERRE KARL PÉLADEAU (1) Outremont, Quebec	48	Director, President and Chief Executive Officer

NORMAND PROVOST Brossard, Quebec	55	Director

JEAN-FRANÇOIS PRUNEAU Repentigny, Quebec	39	Vice President, Finance

HUGUES SIMARD Outremont, Quebec	43	Senior Vice President, Development and Strategy

ISABELLE DESSUREAULT Verdun, Quebec	39	Vice President, Public Affairs

MICHEL ETHIER Montreal, Quebec	55	Vice President, Taxation

PHILIPPE GUAY Oakville, Ontario	39	Vice President, National Sales Toronto

Name and Municipality of Residence	Age	Position
ROGER MARTEL Montreal, Quebec	61	Vice President, Internal Audit

DENIS SABOURIN Kirkland, Quebec	49	Vice President and Corporate Controller

CLAUDINE TREMBLAY Nuns’ Island, Quebec	56	Vice President and Secretary

JULIE TREMBLAY Westmount, Quebec	50	Vice President, Human Resources

MARC TREMBLAY Westmount, Quebec	49	Vice President, Legal Affairs

CHLOÉ POIRIER Nuns’ Island, Quebec	40	Treasurer

CHRISTIAN MARCOUX Laval, Quebec	35	Assistant Secretary

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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

Pierre Karl Péladeau, Director and President and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media since August 2000. Mr. Péladeau has served as President and Chief Executive Officer of Quebecor Media since August 2008, a position he also previously held from August 2000 to March 2004. Mr. Péladeau is also President and Chief Executive Officer of Quebecor Inc. and Sun Media. He was Vice Chairman of the Board of Directors and Chief Executive Officer of the Company from May 2006 to August 2008 and President and Chief Executive Officer of Quebecor World, from March 2004 to May 2006. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media and in 2000, he was responsible for the acquisition of Le Groupe Videotron Ltée. Mr. Péladeau was also the President and Chief Executive Officer of Videotron from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and he has also serves as a Director and

Chairman of the Audit Committee of each of Quebecor, Sun Media and Videotron. Mr. La Couture was Director of Quebecor World from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Quebec (RACQ), a position he has held since August 1995 and President of the Institute of Corporate Directors, Quebec Chapter, since August 2009. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Quebec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc. and Jevco Insurance Company.

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

A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron, Sun Media and TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec, Richmont Mines Inc. and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Quebec and a member of the CICA since 1973.

Samuel Minzberg, Director and member of Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997, he was a partner at the Montreal predecessor law firm to Davies Ward Phillips & Vineberg (Montreal). He also serves as a Director of HSBC Bank Canada, HSBC North America Holdings Inc., HSBC Finance Corporation, Reitmans (Canada) Limited and Richmont Mines, Inc. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault LLP in Montreal, Quebec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montreal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations including Quebecor, Barrick Gold Corporation, Wyndham Worldwide Corporation, The Blackstone Group LP, Independent News and Media, PLC, Saïd Holdings Limited and Lion Capital (London).

Jean Neveu, Director. Mr. Neveu has been a Director of Quebecor Media since January 2001. Mr. Neveu was also Chairman of our Compensation Committee from May 2004 to February 2006. Mr. Neveu has been a Director of Quebecor since 1988 and its Chairman since 1999. Mr. Neveu has also been a Director and the Chairman of TVA Group since 2001. He joined Quebecor in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor as its Vice President, Dailies and later became Senior Vice President. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor, a position he has held until 1999. In April 1999, he was appointed Chairman of Quebecor. In addition, Mr. Neveu served as a Director of Quebecor World from 1989 to 2008, as its Chairman and Chief Executive Officer from 1989 to 1997 and as its Chairman from 1997 to 2002. He also served as Quebecor World’s interim President and Chief Executive Officer from March 2003 to March 2004.

Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity, of the Caisse de dépôt et placement du Québec since November 2003 and was recently promoted to Executive Vice President, Private Equity and Chief Operations Officer in April 2009. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Quebec and the Montreal Chamber of Commerce.

Hugues Simard, Senior Vice President, Development and Strategy. Mr. Simard has served as Senior Vice President, Development and Strategy since February 2007. He was also appointed Vice President, Corporate Advertising Sales of Sun Media in December 2008. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in 1999. He was appointed Vice President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm.

Jean-François Pruneau, Vice President, Finance. Mr. Pruneau has served as Vice President, Finance of the Company since May 2009. He also serves as Vice President, Finance of Quebecor inc. and Sun Media and as Vice President of Videotron. From October 2005 to May 2009, Mr. Pruneau served as Treasurer of the Company, Sun Media and Videotron. From February 2007 to May 2009, he also served as Treasurer of Quebecor Inc. Prior to that, Mr. Pruneau served as Director, Finance and Assistant Treasurer Corporate Finance of Quebecor Media. Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

Isabelle Dessureault, Vice President, Public Affairs. Ms. Dessureault was appointed Vice President, Public Affairs of Quebecor Media in November 2008. In 2005, after working a dozen years as a consultant, including eight years with National Public Relations, where she was a partner in the Montreal office, Ms. Dessureault joined Videotron as General Manager, Communications. From 2006 to 2008, Ms. Dessureault was Vice President with combined responsibility for Videotron Corporate Affairs and the VOX television channel. Ms. Dessureault studied at the Amsterdam School of Business and is a graduate of the Université du Québec at Montreal, and holds an MBA from Concordia University.

Michel Ethier, Vice President, Taxation. Mr. Ethier has served as Vice President, Taxation of Quebecor Media since March 2004. Mr. Ethier is also Vice President, Taxation, of Quebecor. From 1988 to 2000, Mr. Ethier was Director, Taxation of Le Groupe Videotron Ltée. Following the acquisition of Le Groupe Videotron Ltée by Quebecor Media in October 2000, Mr. Ethier became Senior Director, Taxation of Quebecor Media. From 1983 to 1988, Mr. Ethier was Senior Tax Advisor of Gaz Metropolitain Inc. and from 1978 to 1983, he was, successively, auditor and tax specialist for Coopers & Lybrand, Chartered Accountants. Mr. Ethier has been a member of the Canadian Institute of the Chartered Accountants since 1980.

Philippe Guay, Vice President, National Sales Toronto. Mr. Guay was appointed Vice President, National Sales Toronto in October 2009. Prior to that, he was Chief Marketing Officer with Laura Secord and worked for other food industry leaders, namely H.J. Heinz and Hostess Frito Lay. Mr. Guay holds a Bachelor of Administration from Université de Sherbrooke and an MBA from the University of Western Ontario.

Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Quebecor Media since February 2004. He acts in the same capacity for Quebecor, Videotron and Sun Media. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron ltée.

Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media in March 2004. Before that date, he held the position of Senior Manager,

Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the CICA since 1984.

Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary of Quebecor Media on January 1st, 2008. She holds the same position with Quebecor, TVA Group, Sun Media and Videotron. Prior to her appointment to her current position, Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World and Quebecor from 2003 to December 2007. Prior to joining the Quebecor group of companies as Assistant Secretary in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Quebec since 1977.

Julie Tremblay, Vice President, Human Resources. Ms. Tremblay rejoined Quebecor Media in May 2007, after having served in this position from August 1998 to April 2003, which is when she was transferred to Quebecor World as Vice President, Human Resources. Ms. Tremblay remained responsible for the Human Resources of Quebecor World until October 2007. She has also held the position of Vice President, Human Resources of Quebecor, a position she has held over a period of 8 years. Ms. Tremblay has worked for the Quebecor group of companies in different positions since 1989. Prior to joining the Quebecor Group, she practiced in a private law firm. She has been a member of the Quebec Bar Association since 1984.

Marc Tremblay, Vice President, Legal Affairs. Mr. Tremblay has been appointed Vice President, Legal Affairs at Quebecor Media on March 30, 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP for the past 22 years. He has been a member of the Quebec Bar Association since 1983.

Chloé Poirier, Treasurer. Ms. Poirier was appointed Treasurer of Quebecor Media in July 2009. She also serves as Treasurer of Quebecor, Sun Media and Videotron. Ms. Poirier joined the company in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and trader at la Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor degree in Actuarial Science and an MBA from Université Laval.

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Quebecor Media in January 2008. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and has been promoted to Director, Compliance, Corporate Secretariat in February 2010. He is currently acting as Assistant Secretary of Quebecor, TVA Group, Sun Media and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Quebec Bar Association since 2000.

B - Board of Directors

In accordance with our charter, our Board of Directors may consist of at least one director and no more than 20 directors. Our Board of Directors presently consists of 9 directors (Erik Péladeau having resigned on September 30, 2009). Each director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media, our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2003, our shareholders, acting by written resolution, increased the size of our Board of Directors to ten directors from nine, and established that Quebecor would be entitled to nominate six directors and Capital CDPQ would be entitled to nominate four directors. See “— Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Consolidated and Amended Shareholders Agreement and the shareholders’ resolution increasing the size of the Board of Directors to ten.

Board Practices

Reference is made to “— Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

Executive Committee

Our Executive Committee is currently composed of five members, namely Messrs. Serge Gouin, André Delisle, A. Michel Lavigne, Jean Neveu and Pierre Karl Péladeau. Mr. Gouin is the Chairman of our Executive Committee. Subject to the provisions of the Company’s Shareholders Agreement, the Committee has and may exercise all the powers of the Board, subject to the restrictions that shall be imposed by the Board from time to time. However, the Committee does not have the power to grant options, which power has already been delegated by the Board to its Compensation Committee, nor the power to destitute or replace directors.

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

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our code of ethics (“Code of Ethics”) for the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.

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

C - Compensation

Compensation of Directors

Our directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2009, each director is entitled to receive an annual director’s fee of $42,500 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each Board or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,500 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $12,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. Each Compensation Committee member, other than the president, also receive additional fees of $2,000 per year. Each Audit Committee member, other than the president, also receives additional fees of $4,000 per year. Each Executive Committee member receives additional fees of $3,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as Chairman of the Board of Directors of our parent company, Quebecor, receives compensation for its position of Chairman of the Board of our ultimate parent company and does not receive any annual fees or attendance fees for its position of Director of Quebecor Media. In addition, Mr. Neveu’s compensation is not subject to the Quebecor Inc. Directors’ Deferred Stock Unit Plan, which we refer to as the DSUP plan. Mr. Serge Gouin, who serves as Chairman of the Board of Quebecor Media, receives compensation from us for acting in such capacity.

During the financial year ended December 31, 2009, the amount of compensation (including benefits in kind) paid to six of our Directors (other than Pierre Karl Péladeau, Éric Péladeau and Jean Neveu) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $789,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

Quebecor Inc. DSUP

In addition to the compensation described above, our directors who are also Directors of Quebecor (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney and Pierre Karl Péladeau, participate in the Quebecor Inc. DSUP plan. Under this plan and subject to certain conditions, each beneficiary may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including meeting attendance fees and any other fees payable to the director. Since March 12, 2004, Pierre Karl Péladeau no longer receives compensation in the form of units for serving as directors of Quebecor.

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

No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor were redeemed in 2009.

As of December 31, 2009, the Right Honourable Brian Mulroney held 22,013 units, Pierre Karl Péladeau held 6,362 units and Jean La Couture held 8,382 units under the Quebecor Inc. DSUP plan.

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

For the financial year ended December 31, 2009, our senior executive officers, as a group, received aggregate compensation of $6.3 million for services they rendered in all capacities during 2009, which amount includes base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.

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

Under this stock option plan, 6,180,140 Quebecor Media common shares (representing 5% of all of the outstanding shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2009, an aggregate total of 671,000 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $37.19 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2009, a total of 304,422 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $4.25 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2009, an aggregate total of 3,326,069 options remain outstanding (of which 423,732 were vested as at that date), with a weighted average exercise price of $40.96 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 19 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

Quebecor Inc.’s Stock Option Plan

Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. Options usually vest as follows:  1/3 after one year,  2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.

During the year ended December 31, 2009, 930,715 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $19.16 per share, were granted to one senior executive officer of Quebecor Media. As of December 31, 2009, a total of 2,586,496 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $25.15 per share, were held by two senior executive officers of Quebecor Media. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2009 was $27.22 per share.

Pension Benefits

Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The greater benefits under this plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $124,722. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $6,236 in respect of 2010.

The total amount contributed by Quebecor Media in 2009 to provide the pension benefits was $25.3 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 25 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30

$124,722 or more	$24,944	$37,417	$49,889	$62,361	$74,833

Supplemental Retirement Benefit Plan for Designated Executives

In addition to the pension plans in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. Four senior executive officers of Quebecor Media are participants under the Quebecor Media plan.

The pensions of the four senior executive officers who participate in the Quebecor Media plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree’s pension and payable for up to ten years.

As of December 31, 2009, these four senior executive officers of Quebecor Media had credited service of approximately six years or less. The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30

$200,000	$15,056	$22,583	$30,111	$37,639	$45,167
$300,000	$35,056	$52,583	$70,111	$87,639	$105,167
$400,000	$55,056	$82,583	$110,111	$137,639	$165,167
$500,000	$75,056	$112,583	$150,111	$187,639	$225,167
$600,000	$95,056	$142,583	$190,111	$237,639	$285,167
$800,000	$135,056	$202,583	$270,111	$337,639	$405,167
$1,000,000	$175,056	$262,583	$350,111	$437,639	$525,167
$1,200,000	$215,056	$322,583	$430,111	$537,639	$645,167
$1,400,000	$255,056	$382,583	$510,111	$637,639	$765,167

D - Liability Insurance

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

E - Employees

At December 31, 2009, we had approximately 15,710 employees on a consolidated basis. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2009.

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements

Telecommunications	4,870	3,750	5
News Media(1)	6,590	2,210	81
Broadcasting	1,940	1,200	13
Leisure and Entertainment	1,350	350	8
Interactive Technologies and Communications	810	—	—
Corporate(2)	150	—	—
Total	15,710	7,510	107

(1)	Includes, in the aggregate, approximately 400 employees of Canoe, which is now part of our News Media segment. In December 2008, Sun Media announced a decrease in the number of its employees, carried out over the course of 2008 and 2009. The restructuring initiatives are still ongoing.
(2)	Includes QMI Agency.

At December 31, 2009, approximately 47% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 107 collective bargaining agreements:

•

Videotron is party to five collective bargaining agreements representing approximately 3,750 unionized employees. All collective agreements have been renewed during the year 2009. The two most important collective bargaining agreements, covering unionized employees in the Montreal and Quebec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Chicoutimi and Hull regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 40 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

•	Sun Media (including Osprey Media) is party to 79 collective bargaining agreements, representing approximately 2,030 unionized employees. 40 collective bargaining agreements have expired, representing approximately 810 unionized employees, or 40% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2010. The other collective bargaining agreements are scheduled to expire on various dates through August 2013.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,200 unionized employees. Of this number, three collective bargaining agreements, representing approximately 550 unionized employees, or 46% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2010. The other collective bargaining agreements will expire between April 30, 2011 and December 31, 2013.

•

Of the other ten collective bargaining agreements, representing approximately 540 unionized employees or 7% of the unionized workforce, three collective bargaining agreements representing approximately 180 unionized employees are expired and negotiations are ongoing or will be undertaken in 2010. The other collective bargaining agreements will expire between April 2010 and May 2011.

We have, in the past, experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. We currently have a labour dispute affecting the editorial, classified, sales support and business office staff of the Journal de Montréal.

We cannot predict the outcome of this work stoppage, although we currently anticipate that any prolonged work stoppage will have an adverse effect on operations at the newspaper despite our current ability to continue its circulation. We can neither predict the outcome of current or future negotiations relating to other labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience further work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

With regard to the work stoppage at Les Éditions du Réveil, an agreement has been reached and a three-year collective agreement was signed on February 24, 2010.

F - Share Ownership

Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “C. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A - Major Shareholders

As of December 31, 2009, Quebecor held, directly and indirectly, 67,636,713 common shares of our company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

To the knowledge of our directors and officers, based on the most recent regulatory filings, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of Quebecor are: (i) Les Placements Péladeau inc., a corporation controlled by Pierre Karl Péladeau, (ii) Jarislowsky, Fraser Limited, and (iii) Beutel, Goodman & Co. Ltd., (iv) Letko, Brosseau & Associates Inc. As of December 31, 2009, Les Placements Péladeau inc. and Pierre Karl Péladeau held, directly and indirectly, a total of 17,468,464 Quebecor Class A

Shares and 69,800 Quebecor Class B Shares Subordinate Voting Shares, representing approximately 86.84% of the outstanding Quebecor Class A Shares, approximately 0.16% of the outstanding Quebecor Class B Shares Subordinate Voting Shares and approximately 71.22% of the voting rights attached to all outstanding Quebecor shares.

According to an early warning report filed on SEDAR on April 14, 2008, Jarislowsky, Fraser Limited held, directly or indirectly, 55,800 Quebecor Class A Shares and 7,111,596 Quebecor Class B Subordinate Voting Shares, representing approximately 0.28% of the outstanding Quebecor Class A Shares, approximately 16.09% of the oustanding Quebecor Class B Shares Subordinate Voting Shares and approximately 3.13% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on April 6, 2009, Beutel, Goodman & Co. Ltd. held directly or indirectly, 6,474,742 Quebecor Class B Subordinate Voting Shares, representing approximately 14.65% of the outstanding Quebecor Class B Subordinate Voting Shares and approximately 2.64% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on September 9, 2008, Letko, Brosseau & Associates Inc. held, directly or indirectly, 4,642,563 Quebecor Class B Subordinate Voting Shares, representing approximately 10.5% of the outstanding Quebecor Class B Subordinate Voting Shares and approximately 1.89% of the voting rights attached to all outstanding Quebecor shares. Since the date of each of the above filings, respectively, no publicly-available regulatory filing has been made disclosing that these respective positions in Quebecor have changed.

B - Consolidated and Amended Shareholders’ Agreement

We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor, Capital CDPQ and certain of our wholly owned subsidiaries, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the shareholders’ agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as “QMI Shares”, on a fully-diluted basis.

The shareholders’ agreement provides, among other things, for:

(a)	standard rights of first refusal with respect to certain transfers of QMI Shares;

(b)	standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or our convertible securities;

(c)	rights of representation on our Board of Directors in proportion to shareholdings, with Quebecor initially having five nominees and Capital CDPQ having four nominees to our Board of Directors;

(d)	consent rights in certain circumstances with respect to matters relating to us and our non-reporting issuer (public) subsidiaries, including (1) a substantial change in the nature of our business and our subsidiaries taken as a whole, (2) an amendment to our articles or certain of our subsidiaries, (3) the merger or amalgamation of us or certain of our subsidiaries with a person other than an affiliate, (4) the issuance by us or certain of our subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (5) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, (6) a business acquisition in a business sector unrelated to sectors in which we and certain of our subsidiaries are involved, and (7) in respect of capital expenditures in excess of certain amounts for each of the first five years of our operations;

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

In a separate letter agreement, dated December 11, 2000, Quebecor and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the shareholders agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully diluted basis or, in the case of TVA Group only, 10%.

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

C - Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from unrelated third parties.

Operating transactions

During the year ended December 31, 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company and affiliated companies in the amount of $15.3 million ($11.8 million in 2008 and $9.0 million in 2007), which are included in operating expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $0.1 million ($0.4 million in 2008 and 2007). These transactions were concluded and accounted for at the exchange amount.

During the year ended December 31, 2009, the Company received interest of $0.1 million ($1.0 million in 2008 and $0.9 million in 2007) from the parent company.

Corporate reorganization

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group a 13.8% interest, was wound up and its assets distributed to the shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.6 million was recorded as contributed surplus.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of the parent company. In 2009, the Company received an amount of $2.1 million, which is included as a reduction in operating expenses ($3.0 million in 2008 and 2007), and incurred management fees of $1.1 million ($1.1 million in 2008 and 2007) with the shareholders.

Tax transactions

In 2009, 2008 and 2007, the parent company transferred $30.1 million, $104.9 million and $66.5 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $6.3 million, $18.4 million and $14.9 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $14.2 million, $6.4 million and $7.7 million, respectively, to its income tax expense in 2009, 2008 and 2007, and expects to reduce its income tax expense by $2.7 million in the future.

WCP (a former subsidiary)

On January 21, 2008, WCP and its U.S. subsidiaries were granted creditor protection under the CCAA in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, the following transactions were made with WCP:

•	From January 1, 2008 to January 21, 2008, the Company made purchases from WCP of $3.0 million ($55.3 million in 2007) and made sales to WCP of $1.3 million ($17.9 million in 2007).

•

On January 10, 2008, the Company settled a balance of $4.3 million payable to WCP by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

•	In October 2007, the Company increased its investment in Nurun by acquiring 500,000 Common Shares of Nurun from WCP at the exchange amount, for a cash consideration of $1.7 million.

•

On October 11, 2007, the Company acquired a property from WCP for a total net consideration of $62.5 million. Simultaneously, WCP entered into a long-term operating lease with the Company to rent a portion of the property for a 17-year term. The consideration for the two transactions was settled by the payment of a net amount of $43.9 million to WCP as of the date of the transactions, and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted for at the exchange amount.

Tax Consolidation Transactions

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Quebecor Media and its subsidiaries have entered into certain tax consolidation transactions pursuant to which Quebecor Media typically issues preferred shares to its subsidiaries and correspondingly acquires convertible debt obligations or subordinated loans of these subsidiaries or Quebecor Media borrows money from its subsidiaries and acquires preferred shares of such subsidiaries. As a result of such transactions, Quebecor Media and its subsidiaries recognize significant income tax benefits.

Issuance and Redemption of Convertible Obligations and Investments in Quebecor Media Preferred Shares

On July 9, 2001, Sun Media and its subsidiaries issued a $1.6 billion convertible obligation to Quebecor Media and used the proceeds to invest in $1.6 billion of Quebecor Media preferred shares, for tax consolidation purposes. On November 28, 2002, Sun Media and its subsidiaries issued a convertible obligation to Quebecor Media in the amount of $350.0 million, and used the proceeds to invest in $350.0 million of Quebecor Media preferred shares. On July 31, 2003, Sun Media and its subsidiaries redeemed $360.0 million and on January 14, 2004, Sun Media and its subsidiaries redeemed another $450.0 million of the convertible obligations, using the proceeds from the redemption of Quebecor Media preferred shares.

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

In June 2006, Sun Media and its subsidiaries issued a $120.0 million convertible obligation to Quebecor Media and used the proceeds to invest in $120.0 million of Quebecor Media preferred shares, for tax consolidation purposes. Also in June 2006, Sun Media and its subsidiaries received a further $255.0 million for its investment in the Quebecor Media preferred shares and used the proceeds to redeem $255.0 million of its convertible obligations. In December 2006, Sun Media and its subsidiaries received $555.0 million for its investments in Quebecor Media preferred shares and used the proceed to redeem another $555.0 million of its convertible obligations.

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

Issuance and redemption of Subordinated Loans and Investments in Quebecor Media Preferred Shares

In January 2004, Archambault Group issued a $70.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $70.0 million of the Quebecor Media preferred shares for tax consolidation purposes. In April 2005, Archambault Group issued a $55.0 million subordinated loan to Quebecor Media and used the proceeds to invest in $55.0 million of Quebecor Media preferred shares for tax consolidation purposes. In December 2007, Archambault Group reimbursed its subordinated loan with Quebecor Media for $125.0 million and Quebecor Media redeemed $125.0 million of preferred shares.

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

Also in January 2008, 4411986 Canada Inc., a wholly-owned subsidiary of Quebecor Media, issued an aggregate $300.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $300.0 million in Quebecor Media’s preferred shares for tax consolidation purposes. In June 2008, 4411986 Canada Inc. received $300.0 million for its investment in Quebecor Media preferred shares and used the proceeds to reimburse its $300.0 million subordinated loan to Quebecor Media.

In January 2009, Videotron issued an additional aggregate $190.0 million subordinated loan to Quebecor Media and used the proceeds to invest an aggregate of $190.0 million in Quebecor Media preferred shares. In November and December 2009, Videotron reimbursed respectively $500.0 million and $485.0 million of its subordinated loan with Quebecor Media and Quebecor Media redeemed on the same dates respectively $500.0 million and 485.0 million of its preferred shares.

Investment by Quebecor Media in Preferred Shares of direct and indirect wholly-owned subsidiaries

In January 2009, Quebecor Media issued an aggregate $186.43 million subordinated loan to 9085-3011 Quebec inc., its wholly-owned subsidiary, and used the proceeds to invest an aggregate $186.43 million in 9085-3011 Quebec inc. preferred shares, for tax consolidation purposes. In June 2009, Quebecor Media reimbursed $186.43 million principal amount of the loan and 9085-3011 Quebec inc. redeemed $186.43 million of preferred shares.

In August 2009, Quebecor Media issued an aggregate $98.0 million subordinated loan to 9195-5161 Quebec inc., its wholly-owned subsidiary, and used the proceeds to invest an aggregate $98.0 million in 9195-5161 Quebec inc. preferred shares, for tax consolidation purposes. In December 2009, Quebecor Media reimbursed $ 76.0 million principal amount of the loan and 9195-5161 Quebec inc. redeemed $76.0 million of preferred shares.

Also in August 2009, Quebecor Media issued an aggregate $850.0 million subordinated loan to Quebecor Media Printing, its wholly-owned subsidiary, and used the proceeds to invest an aggregate $850.0 million in Quebecor Media Printing preferred shares, for tax consolitation purposes.

In October 2009, Quebecor Media issued an aggregate $390.0 million subordinated loan to Canoe, its wholly-owned subsidiary, and used the proceeds to invest an aggregate $390.0 million in Canoe preferred shares, for tax consolidation purposes.

Also in October 2009, Quebecor Media issued an aggregate $1.12 billion subordinated loan to Sun Media, an indirect wholly-owned subsidiary, and used the proceeds to invest an aggregate $1.12 billion in Sun Media preferred shares, for tax consolidation purposes.

D - Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A - Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2009 and 2008 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows of Quebecor Media for the years ended December 31, 2009, 2008 and 2007, as well as the auditors’ report thereon, are presented at “Item 17. Financial Statements” of this annual report (beginning on page F-1).

B - Legal Proceedings

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

C - Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2009, our issued and outstanding share capital was as follows:

•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ; and

•	1,260,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Quebec Inc.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2009, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $75.0 million. In 2008, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $65.0 million. In 2007, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $110.0 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

Holders of our Series B Shares are entitled to receive a cumulative cash dividend, when, as and if declared by the Board of Directors. The dividend shall be payable only upon conversion of the Series B Shares into Common shares. Dividends are determined by the Board of Directors in accordance with our Articles of Incorporation.

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

D - Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects – Subsequent Events”), there has been no significant change in our financial position since December 31, 2009.

ITEM 9 — THE OFFER AND LISTING

A - Offer and Listing Details

Not applicable.

B - Plan of Distribution

Not applicable.

C - Markets

Outstanding Notes

On October 5, 2007, we issued and sold US$700.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. Our 7 3/4% Senior Notes due 2016 are unsecured and each are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4% Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on November 20, 2007 and completed the registered exchange offer on March 31, 2008. As a result of this exchange offer, we have US$700.0 million in aggregate principal amount of our 7 3/4% Senior Notes due 2016 outstanding and registered under the Securities Act. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in the next paragraph.

On January 17, 2006, we issued and sold US$525.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4% Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on May 8, 2006 and completed the registered exchange offer on July 14, 2006. As a result, we have US$525.0 million in aggregate principal amount of our 7 3/4% Senior Notes due 2016 outstanding and registered under the Securities Act. Our 7 3/4% Senior Notes due 2016 are unsecured and each are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year.

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system. The record holder of each of the respective issuances of our 7 3/4% Senior Notes due 2016 is Cede & Co., a nominee of The Depository Trust Company.

D - Selling Shareholders

Not applicable.

E - Dilution

Not applicable.

F - Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A - Share Capital

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

As of December 31, 2009, there were no issued and outstanding Series A Shares.

As of December 31, 2009, there were no issued and outstanding Series B Shares.

As of December 31, 2009, there were no issued and outstanding Series C Shares.

As of December 31, 2009, there were no issued and outstanding Series D Shares.

As of December 31, 2009, there were no issued and outstanding Series E Shares.

As of December 31, 2009, there were no issued and outstanding Series F Shares.

As of December 31, 2009, there were 1,260,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Quebec Inc., one of our indirect wholly-owned subsidiaries. In 2009, in connection with various intra-group transactions, 190,000 Series G Shares were issued to 9101-0835 Quebec Inc., and 985,000 Series G Shares were redeemed. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

B - Memorandum and Articles of Association

Our Articles of Incorporation and the various Articles of Amendment to our Articles of Incorporation are incorporated herein by reference to our registration statement filed with the SEC on September 5, 2001 (Registration No. 333-13792). In addition, (a) the Articles of Amendment, dated as of February 3, 2003, to our Articles of Incorporation are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003; (b) the Articles of Amendment, dated as of December 5, 2003, and the Articles of Amendment, dated as of January 16, 2004, to our Articles of Incorporation are included as Exhibits 1.4 and 1.5, respectively, to our annual report for the fiscal year ended December 31, 2003, which was filed with the SEC on March 31, 2004; (c) the Articles of Amendment, dated as of November 26, 2004, to our Articles of Incorporation are included as Exhibit 1.6 to our annual report for the fiscal year ended December 31, 2004, which was filed with the SEC on March 31, 2005; (d) the Articles of Amendment, dated as of January 14, 2005, to our Articles of Incorporation are included as Exhibit 1.9 to our annual report for the fiscal year ended December 31, 2005, which was filed with the SEC on March 29, 2006; (e) the Articles of Amendment, dated as of January 12, 2007, to our Articles of Incorporation are included as Exhibit 1.11 to our annual report for the fiscal year ended December 31, 2006, which was filed with the SEC on March 30, 2007; and (f) the Articles of Amendment, dated as of November 30, 2007, to our Articles of Incorporation are included as Exhibit 1.13 to our annual report for the fiscal year ended December 31, 2007, which was filed with the SEC on March 27, 2008. In this description, we refer to our Articles of Incorporation, as amended, as the “Articles”. The following is a summary of certain provisions of our Articles and our bylaws.

1.	We were incorporated, in Canada, under Part IA of the Companies Act (Quebec) (the “Companies Act”) as 9093-9687 Quebec Inc. on August 8, 2000 under registration number 1149501992. On August 18, 2000, a Certificate of Amendment was filed to change our name to Media Acquisition Inc. Our name was further changed to Quebecor Media on September 26, 2000. Our Articles do not describe our object and purpose.

2.	(a)	Our by-laws provide that we may transact business with one or more of our directors or with any firm of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction shall disclose his interest to us and to the other directors and shall abstain from discussing and voting on the transaction, except if his vote is required to bind us in respect of the transaction.

	(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

	(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, the directors may authorize us to borrow money and obtain advances upon the credit of our company, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of our company, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of our company to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.

Neither the Articles nor our by-laws contain any provision with respect to (i) the retirement of directors under an age limit requirement or (ii) the number of shares, if any, required for the qualification of directors.

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

(e)	Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series B (Series B Shares)

(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single cumulative dividend, payable in cash, in an amount to be determined by our Board of Directors in accordance with the Articles, which dividend, once determined by our Board of Directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series C (Series C Shares)

(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series D (Series D Shares)

(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (the holders of Series D Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series F (Series F Shares)

(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series F Shares may require us to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series G (Series G Shares)

(a)	Dividend rights: The holders of record of the Series G Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series G Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series G Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series G Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series G Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series G Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series G Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series G Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series G Shares may require us to redeem the Series G preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series G Shares as a result of such holders owning a substantial number of shares: None.

Preferred Shares

Preferred Shares, Series E (Series E Shares)

(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.

4.	Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Section 3. Cumulative First Preferred Shares” above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Companies Act (Quebec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Companies Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds ( 2/3) of the vote cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our directors and ratified by a majority of the vote cast by the shareholders at a meeting called for such purpose.

5.	Shareholder meetings: Our by-laws provide that the annual meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Annual meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president. Special general meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Special general meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our company, by the president or any vice president.

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

6.	Limitations on right to own securities: There are regulations related to the ownership and control of Canadian broadcast undertakings as described under “Item 4 — Information on the Company — Regulation”. There is no other limitation imposed by Canadian law or by the Articles or other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Act and the Radiocommunication Act. The Investment Act requires “non-Canadian” (as defined in the Investment Act) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Act) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Act, unless a specific exemption applies. The Investment Act requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Act. Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (“CTCCOCR”). Under the CTCCOCR, the holding corporation of a Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the holding corporation of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

7.	Provisions that could have the effect of delaying, deferring or preventing a change of control: The Articles provide that none of our shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them.

A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at another of our offices or at such other place in the Province of Quebec as may be determined, from time to time, by the Board of Directors.

8.	Not applicable.

9.	Not applicable.

10.	Not applicable.

C - Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.

(a)	Indenture relating to US$700,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2007. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in the paragraph (b) below.

(b)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in these indentures. These indentures contain customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph.

(c)	Credit Agreement, dated as of January 17, 2006 by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended.

On January 17, 2006, in connection with our refinancing plan, we entered into Senior Secured Credit Facilities comprised of (i) a 5-year $100.0 million revolving credit facility with an initial maturity date of January 2011, (ii) a 5-year $125.0 million term loan A that matures in January 2011, and (iii) a 7-year

US$350.0 million term loan B facility that matures in January 2013. On January 14, 2010, we entered into a First Amendment Agreement to our credit agreement pursuant to which, amongst other things, the maturity date of the revolving credit facility was extended to January 3, 2013 and various other definitions and covenants were amended. The Senior Secured Credit Facilities also include an uncommitted $350 million incremental facility that may be available to us, subject to compliance at all times with all financial covenants, absence of default and lenders being willing to fund the incremental amount. This incremental facility will have a term to be agreed with the lenders, although the maturity of borrowings under the incremental facility will be required to have a maturity falling on or extending beyond the maturity of the term loan B facility. We may draw Letters of Credit under the Senior Secured Credit Facilities. The proceeds of the term loan A and term loan B were used to refinance existing debt. The proceeds of our revolving facility may be used for our general corporate purposes.

Borrowings under the revolving credit facility, term loan A and term loan B bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case, an applicable margin.

Borrowings under the revolving credit facility are repayable in full on January 3, 2013. Borrowings under our term loan A facility are repayable in full in January 2011 and borrowing under our term loan B facility are repayable in full in January 2013. We are also required to make specified quarterly repayments of amounts borrowed under the term loan A and term loan B.

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

(d)	Indenture relating to US$650,000,000 of Videotron’s 6 7/ 8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, Videotron issued US$335.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Videotron issued an additional US$315.0 million aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and are due January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. The notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing (other than Videotron’s bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)	Indenture relating to US$175,000,000 of Videotron’s 6 3/ 8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(f)	Indenture relating to US$715,000,000 of Videotron’s 9 1/ 8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2018, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and are due on April 15, 2018. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2008. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On March 5, 2009, Videotron issued an additional US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). These notes form part of a single series with Videotron’s existing 9 1/8% Senior Notes due 2018 that were issued in 2008, were issued under the same indenture and have the same terms as these existing notes.

(g)	Indenture relating to Cdn$300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, Videotron issued Cdn$300,000,000 aggregate principal amount of its 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and are due on January 15, 2020. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2010. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(h)	Credit Agreement dated as of November 28, 2000, as amended up to a Tenth Amending Agreement dated as of November 13, 2009, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

The $650.0 million senior secured credit facilities of Videotron provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan may be used for payments and/or reimbursement of payments of export equipment and local services in relation to contracts for wireless infrastructure equipment between Videotron and an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialised financing company owned by the State of Finland which is providing an export buyer credit guarantee in favour of the lenders under the export financing facility covering political and commercial risks).

Advances under the revolving credit facility bear interest at the Canadian prime rate, the bankers’ acceptance rate or the London Interbank Offered Rate (LIBOR) plus, in each instance, an applicable margin. Advances under the export financing facility bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin.

The revolving credit facility will be repayable in full in April 2012. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments starting on June 15, 2010. Subject to certain exceptions and the exemption of the first $50.0 million received, Videotron is required to apply 100% of the net cash proceeds of asset sales or transfers to repay borrowings under the senior secured credit facilities (pro rata as between the revolving credit facility and the export financing facility), unless Videotron reinvests these proceeds within specified periods and for specific purposes. Subject to the exemption of the first $50.0 million received, Videotron is also required to apply proceeds from insurance settlements received in excess of $50.0 million in the aggregate to repay borrowings under the senior secured credit facilities (pro rata as between the revolving credit facility and the export financing facility).

Borrowings under the senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of Videotron’s current and future assets, as well as those of the guarantors party thereto, including most but not all of Videotron’s subsidiaries (the “Videotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Videotron Group, and other security.

The senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us and the members of the Videotron Group, and the occurrence of a change of control.

(i)	Indenture relating to US$205,000,000 of Sun Media’s 7 5/ 8% Senior Notes due February 15, 2013, dated as of February 7, 2003 by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee, as supplemented.

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

(j)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.

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

(k)	Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P., and Quebecor Media and 9101-0827 Quebec Inc. relating to the purchase by 9101-0827 Quebec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc., as amended by a First Amendment to Share Purchase Agreement dated as of December 31, 2004, and by an Assignment and Assumption Agreement dated as of June 30, 2006.

On December 22, 2003, 9101-0827 Quebec Inc., a wholly owned subsidiary of Quebecor Media entered into an agreement with Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P. (collectively “Carlyle”) to purchase the 5,000 Class C Preferred Shares held by Carlyle in 3662527

Canada Inc., the parent company of Videotron Télécom Ltd., Quebecor Media’s business telecommunications venture. The acquisition was made for a purchase price with a value estimated at approximately $125 million at closing. A payment of $55 million was made to Carlyle at closing on December 22, 2003. The balance of the purchase price was subject to variation on the basis of the valuation of the common shares of Quebecor Media and was payable on demand at any time after December 15, 2004, but no later than December 15, 2008. Quebecor Media held an option to pay this additional amount in cash, at its fair value for a period of 30 days following each of June 15, 2007 and June 15, 2008. At the date of the transaction, both parties had agreed that the initial value of the additional amount payable was $70.0 million ($122.0 million as at December 31, 2006), and on July 23, 2007, Quebecor Media exercised its option to pay in full the additional amount payable to The Carlyle Group for total cash consideration of $127.2 million.

(l)	Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, by and among 4411986 Canada Inc., Osprey Media Income Fund, Osprey Media LP and Osprey Media Income Fund, as borrowers, the financial institutions party thereto from time to time, as lenders, and The Bank of Nova Scotia, as administrative agent, as amended.

On September 28, 2007, 4411986 Canada Inc., Osprey Media LP and Osprey Media Income Fund entered into a fourth amended and restated secured credit facility consisting of a 39-month revolving credit facility of $65.0 million and a 39-month $133.3 million term facility. Borrowings under the revolving credit facility and the term facility are repayable in full in January 2011. Pursuant to a corporate reorganization following the acquisition of Osprey Media, 4411986 Canada Inc., Osprey Media L.P., Osprey Media and other subsidiaries of 4411986 Canada Inc. entered into, inter alia, a first amendment dated as of January 1, 2008, a second amendment dated as of August 31, 2008 and an assumption and confirmation agreement dated as of December 28, 2008 to evidence such corporate reorganization.

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

D - Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements. Canada has no system of exchange controls.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the “Investment Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment

Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Company — Regulation”.

E - Taxation

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

The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. Moreover, the discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.

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

To ensure compliance with requirements imposed by the IRS, we inform you that the U.S. tax advice contained herein: (i) is written in connection with the promotion or marketing by Quebecor Media of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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

Interest on the 2007 OID notes

The 2007 OID notes are treated as issued with original issue discount (“OID”) in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the notes other than “qualified stated interest”) and their issue price (generally the first price at which a substantial amount of the 2007 OID notes were sold to the public for cash). A U.S. Holder generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

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

Instead of reporting under a U.S. Holder’s normal method of accounting, a U.S. Holder may elect to include in gross income all interest that accrues on a debt security by using the constant yield method applicable to OID, subject to OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

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

Other

Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, will be “passive category income”, which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of the expected maturity of the notes. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will make any such payments is remote. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of interest that would otherwise accrue and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

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

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

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

F - Dividends and Paying Agents

Not applicable.

G - Statement by Experts

Not applicable.

H - Documents on Display

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

I - Subsidiary Information

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

Foreign currency risk, interest rate risk and non-performance risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge their exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian bank prime rate (prime). The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2009, after taking into account the hedging instruments, long-term debt was comprised of 69.3% fixed rate debt (72.1% pro-forma the refinancing of January 2010) compared to 64.5% as of December 31, 2008 and 30.7% floating rate debt (27.9% pro-forma the refinancing of January 2010) compared to 35.7% as of December 31, 2008.

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis point variance in the year-end Canadian Bankers’ acceptance rate is $12.9 million.

Commodity price risk

Our company is exposed to commodity price risk relating to the prices of newsprint, paper and ink, which are the basic raw materials used to publish newspapers. The market price of newsprint has historically been and may continue to be subject to significant price volatility. During 2009, the total newsprint consumption of our newspaper operations was approximately 145,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 10.1% ($83.6 million) of our News Media segment’s operating cost for the year ended December 31, 2009. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater. Pursuant to the terms of our agreement with AbitibiBowater, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with AbitibiBowater is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that AbitibiBowater will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. Moreover, our newsprint producer AbitibiBowater voluntarily filed for protection from its creditors in Canada and the United States, meaning that our supply agreement could be repudiated by or on behalf of AbitibiBowater pursuant to Chapter 11 of the United States Bankruptcy Code in the United States and the CCAA. If we are unable to continue to source newsprint from AbitibiBowater on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations.

Credit risk management

Credit risk is the risk of financial loss to Quebecor Media if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Quebecor Media continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of our consolidated trade receivables. Quebecor Media establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $40.3 million as of December 31, 2009 ($47.6 million as of December 31, 2008). As of December 31, 2009, 9.8% of trade receivables were 90 days past their billing date (11.3% as of December 31, 2008). Quebecor Media believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Quebecor Media does not believe that it is exposed to an unusual level of customer credit risk. As a result of their use of derivative financial instruments, Quebecor Media and its subsidiaries are exposed to the risk of non-performance by a third party. When Quebecor Media and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Quebecor Media’s credit risk management policy and are subject to concentration limits.

Fair value of financial instruments

See “Item 5 – Operating and Financial Review and Prospects – Additional Information – Risks and Uncertainties – Fair Value of Financial Instruments” in this annual report.

Material limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal repayments

As of December 31, 2009, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2010	$67.8
2011	144.4
2012	66.7
2013	567.1
2014	774.8
2015 and thereafter	2,184.7

Total	3,805.5

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A - None.

B - Not applicable.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A - Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

B - Use of Proceeds

Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Vice President, Finance, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Vice President, Finance concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Securities Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16B — CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of Quebecor Media, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. In 2008, we adopted a restated Code of Ethics which effects a general update of the Code of Ethics that we originally adopted in 2003, as well as a new section specifically setting forth our commitment to respect for the environment and compliance with environmental laws and regulations. We have filed a copy of our Code of Ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent public accountant for the fiscal years ended December 31, 2009 and December 31, 2008. Prior to the fiscal year ended December 31, 2008, KPMG LLP served as our independent public accountant, including for the fiscal year ended December 31, 2007. The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2009 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. In February 2010, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2007, 2008 and 2009, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2008 and 2009, and the aggregate fees billed for professional services and other services rendered by our former independent auditor, KPMG LLP, for a portion of the fiscal year ended December 31, 2008.

	2009	2008(1)	2008(2)
Audit Fees(3)	$3,177,932	$2,178,643	$717,158
Audit related Fees(4)	1,145,796	206,078	210,805
Tax Fees(5)	65,897	31,228	32,500
All Other Fees(6)	46,212	—	52,500

Total	$4,435,837	$2,415,949	$1,012,963

(1)	Fees of Ernst & Young LLP.
(2)	Fees of KPMG LLP.

(3)

Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.

(4)

Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.

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

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 9, 2008, Quebecor Media announced its decision to appoint Ernst & Young LLP as its auditors, and the dismissal of KPMG LLP, effective as of the 2008 financial year. Ernst & Young LLP has audited Quebecor Media’s financial statements for the years ended December 31, 2009 and December 31, 2008. The decision to change auditors was approved by the Audit Committee of the Board of Directors of Quebecor Media on May 5, 2008. This change in auditors was effected simultaneously with a corresponding change in auditors at Quebecor Inc.

KPMG LLP’s reports on the financial statements of Quebecor Media for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report for the fiscal year ended December 31, 2007 contained the following explanatory paragraphs:

“Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the CICA’s new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in note 26 to the consolidated financial statements, in 2007 the Company changed in its U.S. GAAP reconciliation its method of accounting for uncertainty in income taxes.”

and except that KPMG LLP’s report for the fiscal year ended December 31, 2006 contained the following explanatory paragraph:

“Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in Note 26 to the consolidated financial statements, in 2006 the Company changed in its US generally accepted accounting principles reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other postretirement benefits plans. As described in Note 26, the Company has restated its US generally accepted accounting principles reconciliation from that previously issued.”

For Quebecor Media’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period through June 9, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of such disagreements in connection with their report on the financial statements for such years.

During Quebecor Media’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, neither Quebecor Media nor anyone acting on its behalf, consulted with Ernst & Young LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on Quebecor Media’s consolidated financial statements and either a written report was provided to Quebecor Media or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by Quebecor Media in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as described in Item 16F of Form 20-F).

On February 23, 2009, Quebecor Media provided KPMG LLP and Ernst & Young LLP with a copy of the foregoing disclosures. Quebecor Media requested that KPMG LLP furnish it with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Quebecor Media has received the requested letter from KPMG LLP, and a copy of KPMG LLP’s letter was filed as Exhibit 99.1 to Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2008. Quebecor Media requested that Ernst & Young LLP review the foregoing disclosures and offered Ernst & Young LLP the opportunity to furnish Quebecor Media with a letter addressed to the SEC containing any new information, clarification of Quebecor Media’s expression of its views or the respects in which it does not agree with the statements by Quebecor Media in response to this Item 16F. Ernst & Young LLP had no disagreement with the disclosures and consequently declined the opportunity to furnish Quebecor Media with such a letter.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Our audited consolidated balance sheets as of December 31, 2009 and 2008 and the consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2009, 2008 and 2007, including the notes thereto and together with the auditor’s report thereon, are included in this annual report beginning on page F 1.

ITEM 18 — FINANCIAL STATEMENTS

Not applicable.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Articles of Incorporation of Quebecor Media (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2002, filed on March 31, 2003).

1.3	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.7	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.8	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2004, filed on March 31, 2005).

1.9	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

1.10	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 31, 2006).

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of January 12, 2007 (translation) (incorporated by reference to Exhibit 1.11 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2006, filed on March 30, 2007).

1.12	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2006, filed on March 30, 2007).

1.13	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of November 30, 2007 (translation) (incorporated by reference to Exhibit 1.13 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2007, filed on March 27, 2008).

1.14	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2007, filed on March 27, 2008).

1.15	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2008, filed on March 12, 2009).

2.1	Form of 7 3/4% Senior Note due 2016 originally issued on January 17, 2006 (included as Exhibit A to Exhibit 2.2 below) (incorporated by reference to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

2.3	Form of 7 3/4% Senior Note due 2016 originally issued on October 5, 2007 (included as Exhibit A to Exhibit 2.4 below) (incorporated by reference to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of Sun Media 7 5/8% Senior Note due 2013 (included in Exhibit A to Exhibit 2.6 below) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.6	Indenture relating to Sun Media 7 5/8% Senior Notes due 2013, dated as of February 7, 2003, among Sun Media, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

2.7	Sun Media First Supplemental Indenture, dated as of July 30, 2004, by and among Sun Media, the subsidiary guarantors signatory thereto, and U.S. Bank Corporate Trust Services (formerly National City Bank), as trustee (incorporated by reference to Exhibit 2.4 of Sun Media’s annual report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005).

2.8	Form of Videotron 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.9	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Videotron Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.10	Indenture relating to Videotron 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

2.11	Supplemental Indenture, dated as of July 12, 2004, by and among Videotron, SuperClub Videotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 4.4 to Videotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

2.12	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.13	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Quebec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.14	Form of Videotron 6 3/8% Senior Note due 2015 (included as Exhibit A to Exhibit 2.16 below).

2.15	Form of Notation of Guarantee by the subsidiary guarantors of Videotron’s 6 3 /8% Senior Notes due 2015 (included as Exhibit E to Exhibit 2.16 below).

2.16	Indenture relating to Videotron 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.17	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.18	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Quebec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.19	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit 2.12 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.20	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit 2.13 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.21	Indenture, dated as of April 15, 2008, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Quebec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the year December 31, 2009, filed on March 15, 2010).

2.24	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron (included as Exhibit A to Exhibit 2.26 below).

2.25	Form of Notation of Guarantee by the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron (included as Exhibit E to Exhibit 2.26 below).

2.26	Indenture relating to Videotron 7 1/8% Senior Notes, dated as of January 13, 2010, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the year December 31, 2009, filed on March 16, 2010).

2.27	Third Supplemental Indenture, dated as of October 28, 2009, by and among Sun Media, the subsidiary guarantor signatory thereto and U.S. Bank National Association (formerly National City Bank), as trustee (incorporated by reference to Exhibit 2.5 to Sun Media’s Annual Report on Form 20-F for the year December 31, 2009, filed on March 16, 2010).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001 Registration Statement 333-13792).

3.3	Written Resolution adopted by the Shareholders of Quebecor Media on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed on March 31, 2004).

4.1	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2005, filed on March 29, 2006).

4.2	First Amending Agreement, dated as of January 14, 2010, amending the Credit Agreement dated as of January 17, 2006 among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent.

4.3	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.4	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender.

4.5	Credit Agreement dated as of February 7, 2003 among Sun Media, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media’s Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).

4.6	First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to the applicable exhibit to Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 30, 2004).

4.7	Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to Exhibit 4.5 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005, Commission file No. 333-6690).

4.8	Third Amending Agreement, dated as of January 17, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.6 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2005, filed on March 21, 2006, Commission file No. 333-6690).

4.9	Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.10	Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4 dated November 20, 2007, Registration Statement No. 333-147551).

4.11	Form of Amended and Restated Credit Agreement entered into as of November 28, 2000, (as amended by a First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, a Ninth Amending Agreement dated as of April 7, 2008, and Tenth Amending Agreement dated as of November 13, 2009) entered into as of November 28, 2000, as amended as of November 13, 2009, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the year December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

4.12	Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement dated as of November 28, 2000, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Quebec inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media (incorporated by reference to Exhibit 10.2 to Videotron’s Registration Statement on Form F-4 dated January 18, 2005, Registration Statement No. 333-121032).

4.13	Eighth Amending Agreement, dated as of March 6, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement, dated as of November 19, 2004 among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Videotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.3 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.14	Ninth Amending Agreement, dated as of April 7, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, and an Eighth Amending Agreement dated as of March 6, 2008, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.2 of Videotron’s Annual Report on Form 20-F for the year December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.15	Tenth Amending Agreement, dated as of November 13, 2009, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, and a Ninth Amending Agreement, dated as of April 7, 2008, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, CF Cable TV Inc., 7215924 Canada Inc., 9212-7919 Québec inc., and Videotron US Inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.2 of Videotron’s Annual Report on Form 20-F for the year December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

4.16	Finnvera Facility B Credit agreement dated as of November 13, 2009, by and among Videotron, as borrower, the financial institutions party thereto from time to time, as Lenders, and HSBC Bank plc, as agent (incorporated by reference to Exhibit 4.17 of Videotron’s Annual Report on Form 20-F for the year December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

4.17	Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, between 4411986 Canada Inc., Osprey Media LP, Osprey Media Income Fund, as borrowers, the financial institutions party thereto, as Credit Facility lenders, the Canadian Imperial Bank of Commerce, as syndication agent, Bank of Montreal, as documentation agent, and the Bank of Nova Scotia, as administrative agent, including the First Amendment, made as of January 1, 2008, to the Fourth Amended and Restated Credit Agreement (incorporated by reference to Exhibit 4.16 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2007, filed on March 27, 2008).

4.18	Second Amendment, dated as of August 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, between 4411986 Canada Inc., Osprey Media LP, Osprey Media Income Fund, as borrowers, the financial institutions party thereto, as Credit Facility lenders, the Canadian Imperial Bank of Commerce, as syndication agent, Bank of Montreal, as documentation agent, and the Bank of Nova Scotia, as administrative agent (incorporated by reference to Exhibit 4.18 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2008, filed on March 12, 2009).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for fiscal year ended December 31, 2008, filed on March 12, 2009).

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Vice President, Finance of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Vice President, Finance of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Name:	Jean-François Pruneau
Title:	Vice President, Finance

Dated: March 16, 2010

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2009, 2008, and 2007

Report of Ernst & Young LLP to the Board of Directors and to the Shareholders of Quebecor Media (with respect to Quebecor Media’s consolidated financial statements for the years ended December 31, 2008 and 2009)

F-2
Report of KPMG LLP to the Board of Directors and to the Shareholders of Quebecor Media (with respect to Quebecor Media’s consolidated financial statements for the year ended December 31, 2007)	F-3

Financial Statements
Consolidated Statements of Income	F-4
Consolidated Statements of Comprehensive Income	F-5
Consolidated Statements of Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Consolidated Balance Sheets	F-9
Segmented Information	F-11
Notes to Consolidated Financial Statements	F-14

Report of Independent Registered Public Accounting Firm

to the Board of Directors and to the shareholders of Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Quebecor Media Inc. for the year ended December 31, 2007, were audited by other auditors whose report, dated March 20, 2008, expressed an unqualified opinion on those statements prior to restatements, and included an explanatory paragraph that, effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with Canadian Generally Accepted Accounting Principles.

We also audited the adjustments described in notes 1b) and 26 ix) that were applied to restate the 2007 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in note 1b) to the consolidated financial statements, effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Standard 3064, Goodwill and Intangible Assets. Also, as discussed in note 26 ix) to the consolidated financial statements, effective January 1, 2009, the Company adopted statement of the Financial Accounting Standards No 141R Business Combinations and No 160, Non-Controlling Interests.

/s/ Ernst & Young LLP(1)

Chartered Accountants

Montreal, Canada

March 16, 2010

(1) CA auditor permit no. 9298

Report of Independent Registered Public Accounting Firm

to the Board of Directors and to the shareholders of Quebecor Media Inc.

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 1(b) and 26(ix), the accompanying consolidated statements of income, comprehensive income, shareholder’s equity and cash flows of Quebecor Media Inc. and its subsidiaries for the year ended December 31, 2007. The 2007 financial statements before the effects of the adjustments discussed in notes 1(b) and 26(ix) are not presented herein. The 2007 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the 2007 consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 1(b) and 26(ix) present fairly, in all material respects, the results of operations and cash flows of Quebecor Media Inc. and its subsidiaries for the year ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1(h) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in notes 1(b) and 26(ix) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 20, 2008

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2009, 2008, and 2007

(in millions of Canadian dollars)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Revenues	$3,781.0	$3,730.1	$3,365.9

Operating expenses	2,496.3	2,610.5	2,402.5
Amortization	341.5	316.7	287.7
Financial expenses (note 2)	238.2	276.0	230.1
(Gain) loss on valuation and translation of financial instruments (note 3)	(61.5)	3.7	9.9
Restructuring of operations, impairment of assets and other special items (note 4)	29.6	54.6	12.2
Impairment of goodwill and intangible assets (note 5)	13.6	671.2	5.4

Income (loss) before income taxes and non-controlling interest	723.3	(202.6)	418.1

Income taxes (note 7)	177.3	155.2	75.7

Income (loss) before non-controlling interest	546.0	(357.8)	342.4
Non-controlling interest	(23.8)	(23.2)	(19.3)

Income (loss) from continuing operations	522.2	(381.0)	323.1

Income from discontinued operations	2.9	2.3	5.2

Net income (loss)	$525.1	$(378.7)	$328.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2009, 2008, and 2007

(in millions of Canadian dollars)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Net income (loss)	$525.1	$(378.7)	$328.3

Other comprehensive income (loss) :
Unrealized (loss) gain on translation of net investments in foreign operations	(3.3)	5.0	(2.0)
(Loss) gain on valuation of derivative financial instruments	(8.2)	(16.7)	36.5
Income taxes related to derivative financial instruments	41.6	(47.9)	11.5

	30.1	(59.6)	46.0

Comprehensive income (loss)	$555.2	$(438.3)	$374.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2009, 2008, and 2007

(in millions of Canadian dollars)

	Capital stock (note 18)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (note 20)	Total shareholders’ equity
Balance as of December 31, 2006, as previously reported	$1,752.4	$3,217.2	$(2,745.8)	$(36.6)	$2,187.2
Cumulative effect of changes in accounting policies (note 1(b))	—	—	(3.5)	—	(3.5)

Balance as of December 31, 2006, as restated	1,752.4	3,217.2	(2,749.3)	(36.6)	2,183.7
Net income	—	—	328.3	—	328.3
Dividends	—	—	(110.0)	—	(110.0)
Other comprehensive income	—	—	—	46.0	46.0

Balance as of December 31, 2007, as restated	1,752.4	3,217.2	(2,531.0)	9.4	2,448.0
Net loss	—	—	(378.7)	—	(378.7)
Dividends	—	—	(65.0)	—	(65.0)
Related party transaction (note 24)	—	(2.7)	—	—	(2.7)
Other comprehensive loss	—	—	—	(59.6)	(59.6)

Balance as of December 31, 2008, as restated	1,752.4	3,214.5	(2,974.7)	(50.2)	1,942.0
Net income	—	—	525.1	—	525.1
Dividends	—	—	(75.0)	—	(75.0)
Related party transaction (note 24)	—	8.6	—	—	8.6
Other comprehensive income	—	—	—	30.1	30.1

Balance as of December 31, 2009	$1,752.4	$3,223.1	$(2,524.6)	$(20.1)	$2,430.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2009, 2008, and 2007

(in millions of Canadian dollars)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Cash flows related to operating activities:
Income (loss) from continuing operations	$522.2	$(381.0)	$323.1
Adjustments for:
Amortization of property, plant and equipment	292.6	277.2	263.0
Amortization of intangible assets and other assets	48.9	39.5	24.7
Impairment of goodwill and intangible assets (note 5)	13.6	671.2	5.4
Impairment of property, plant and equipment (note 4(a))	0.4	19.1	—
(Gain) loss on valuation and translation of financial instruments (note 3)	(61.5)	3.7	9.9
Amortization of financing costs and long-term debt discount (note 2)	10.2	9.3	4.8
Future income taxes (note 7)	147.6	142.5	64.4
Non-controlling interest	23.8	23.2	19.3
Other	4.6	(0.3)	4.3

	1,002.4	804.4	718.9
Net change in non-cash balances related to operating activities	(52.9)	(18.3)	32.7

Cash flows provided by continuing operating activities	949.5	786.1	751.6
Cash flows provided by discontinued operating activities	—	—	1.4

Cash flows provided by operating activities	949.5	786.1	753.0

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents (note 6)	(4.6)	(146.7)	(438.6)
Business disposals, net of cash and cash equivalents	14.6	6.4	8.5
Additions to property, plant and equipment	(491.1)	(465.6)	(430.1)
Additions to intangible assets	(111.5)	(637.6)	(38.6)
Net change in temporary investments	(29.8)	—	1.2
Acquisition of tax deductions from parent company (note 24)	(6.3)	(18.4)	(14.9)
Other	3.6	4.4	5.1

Cash flows used in investing activities	(625.1)	(1,257.5)	(907.4)

Sub-total, balance carried forward	$324.4	$(471.4)	$(154.4)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2009, 2008, and 2007

(in millions of Canadian dollars)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Sub-total, balance brought forward	$324.4	$(471.4)	$(154.4)

Cash flows related to financing activities:
Net change in bank indebtedness	(10.5)	(4.8)	(6.6)
Issuance of long-term debt, net of financing fees	399.1	463.8	756.1
Net change under revolving and bridge bank facilities	(300.1)	98.4	(56.7)
Repayments of long-term debt	(54.6)	(25.7)	(301.3)
Repayment of the Additional Amount payable (note 14)	—	—	(127.2)
Dividends	(75.0)	(65.0)	(110.0)
Dividends paid to non-controlling shareholders	(2.5)	(3.0)	(4.0)
Other	(2.7)	2.7	(3.1)

Cash flow (used in) provided by financing activities	(46.3)	466.4	147.2

Net change in cash and cash equivalents	278.1	(5.0)	(7.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.6)	1.4	(0.8)
Cash and cash equivalents at beginning of year	22.5	26.1	34.1

Cash and cash equivalents at end of year	$300.0	$22.5	$26.1

Cash and cash equivalents consist of:
Cash	$26.0	$9.9	$6.8
Cash equivalents	274.0	12.6	19.3

	$300.0	$22.5	$26.1

Additional information on the consolidated statements of cash flows:
Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable	$(31.2)	$18.3	$(41.5)
Inventories	16.4	(30.2)	(6.4)
Accounts payable and accrued charges	(41.6)	87.8	35.5
Stock-based compensation	7.1	(100.0)	54.1
Other	(3.6)	5.8	(9.0)

	$(52.9)	$(18.3)	$32.7

Non-cash investing activities:
Additions to property, plant and equipment and intangible assets financed with accounts payable	$107.3	$56.8	$62.0

Cash interest payments	$276.8	$282.0	$243.3
Cash income taxes payments (net of refunds)	17.0	24.4	(1.0)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

(in millions of Canadian dollars)

	2009	2008
		(restated, note 1(b))
Assets

Current Assets:
Cash and cash equivalents	$300.0	$22.5
Temporary investments	30.0	0.2
Accounts receivable (note 8)	518.6	483.7
Income taxes	1.3	9.4
Amounts receivable from parent company	8.2	5.3
Inventories (note 9)	176.1	193.5
Prepaid expenses	28.7	31.0
Future income taxes (note 7)	47.9	102.8

	1,110.8	848.4

Property, plant and equipment (note 10)	2,439.8	2,215.2
Intangible assets (note 11)	1,052.7	985.9
Derivative financial instruments (note 23)	49.0	317.9
Other assets (note 12)	122.1	98.0
Future income taxes (note 7)	12.5	12.3
Goodwill (note 13)	3,506.1	3,516.7

	$8,293.0	$7,994.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2009 and 2008

(in millions of Canadian dollars)

	2009	2008
		(restated, note 1(b))
Liabilities and shareholders’ equity

Current liabilities:
Bank indebtedness	$1.0	$11.5
Accounts payable and accrued charges	792.2	793.7
Deferred revenue	234.7	224.0
Income taxes	16.3	9.8
Current portion of long-term debt (note 15)	67.8	37.1

	1,112.0	1,076.1

Long-term debt (note 15)	3,693.4	4,298.7
Derivative financial instruments (note 23)	422.4	117.3
Other liabilities (note 16)	104.8	97.7
Future income taxes (note 7)	413.4	356.9
Non-controlling interest (note 17)	116.2	105.7

Shareholders’ equity:
Capital stock (note 18)	1,752.4	1,752.4
Contributed surplus (note 24)	3,223.1	3,214.5
Deficit	(2,524.6)	(2,974.7)
Accumulated other comprehensive loss (note 20)	(20.1)	(50.2)

	2,430.8	1,942.0

Commitments and contingencies (note 21)
Guarantees (note 22)
Subsequent events (note 28)

	$8,293.0	$7,994.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2009, 2008 and 2007

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Telecommunications (formerly “Cable”), News Media (formerly “Newspapers”), Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its video on demand service or its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, digital video discs (“DVD” units), musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

In the second quarter of 2009, the Company decided to adopt new names for two of its business segments. To reflect the Cable segment’s comprehensive range of cable television, Internet access and telephone services, as well as the upcoming roll-out of its Advanced Wireless Services (“AWS”) network, its name has been changed to the Telecommunications segment. At the same time, in view of the integration of content from Sun Media Corporation and Canoe Inc. (“Canoe”), the Newspapers segment has been renamed News Media, reflecting the creation of an integrated news and related products organization that produces diverse, original content of high quality for all of Quebecor Media’s platforms.

These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest.

The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements.

Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are measured at exchange amounts between the parties.

	2009	2008	2007
Revenues:
Telecommunications	$2,001.2	$1,804.2	$1,552.6
News Media	1,029.5	1,181.4	1,073.9
Broadcasting	439.0	436.7	415.5
Leisure and Entertainment	307.8	301.9	329.8
Interactive Technologies and Communications	91.0	89.6	82.0
Inter-segment	(87.5)	(83.7)	(87.9)

	$3,781.0	$3,730.1	$3,365.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (CONTINUED)

Years ended December 31, 2009, 2008 and 2007

(in millions of Canadian dollars)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))

Income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest:

Telecommunications	$972.9	$797.9	$642.3
News Media	199.5	227.1	232.8
Broadcasting	80.0	66.0	59.4
Leisure and Entertainment	25.9	20.2	26.9
Interactive Technologies and Communications	4.1	5.1	2.8
Head Office	2.3	3.3	(0.8)

	$1,284.7	$1,119.6	$963.4

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Amortization:
Telecommunications	$254.4	$226.4	$217.5
News Media	57.3	62.1	46.3
Broadcasting	14.8	13.9	12.7
Leisure and Entertainment	9.9	9.5	7.6
Interactive Technologies and Communications	4.0	4.3	3.0
Head Office	1.1	0.5	0.6

	$341.5	$316.7	$287.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2009, 2008 and 2007

(in millions of Canadian dollars)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Additions to property, plant and equipment:
Telecommunications	$434.1	$356.7	$308.4
News Media	33.4	77.1	103.8
Broadcasting	16.5	17.8	11.6
Leisure and Entertainment	3.6	8.9	2.8
Interactive Technologies and Communications	3.1	3.6	3.3
Head Office	0.4	1.5	0.2

	$491.1	$465.6	$430.1

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Additions to intangible assets:
Telecommunications	$89.9	$614.7	$21.7
News Media	10.3	11.4	12.2
Broadcasting	7.0	4.1	4.6
Leisure and Entertainment	4.0	7.4	0.1
Interactive Technologies and Communications	0.3	—	—

	$111.5	$637.6	$38.6

Externally acquired intangible assets	$69.5	$593.8	$17.1
Internally generated intangible assets	42.0	43.8	21.5

	$111.5	$637.6	$38.6

		2009	2008
			(restated, note 1(b))
Assets:
Telecommunications		$5,631.1	$5,275.2
News Media		1,839.2	1,788.4
Broadcasting		468.3	438.2
Leisure and Entertainment		175.4	188.8
Interactive Technologies and Communications		88.4	105.1
Head Office		90.6	198.7

		$8,293.0	$7,994.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

Quebecor Media is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc. (“Quebecor” or “the parent company”).

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 26.

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2008 and 2007 have been reclassified to conform to the presentation adopted for the year ended December 31, 2009.

(b)	Changes in accounting policies:

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which also resulted in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs, which are now recognized as an expense when they are incurred. The Company adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment.

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the consolidated financial statements.

Consolidated balance sheet

Increase (decrease)	December 31, 2008	December 31, 2007
Property, plant and equipment	$(119.5)	$(67.5)
Intangible assets	127.3	67.5
Other assets	(9.6)	(3.7)
Future income tax liabilities	(0.5)	(1.0)
Non-controlling interest	(0.3)	(0.4)
Deficit	1.0	2.3

As of December 31, 2006, the deficit was increased by $3.5 million following the adoption of these new rules.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued):

Consolidated statement of income

Increase (decrease)	2008	2007
Operating expenses	$(0.1)	$0.5
Amortization	(1.8)	(2.7)
Future income tax expense	0.5	0.9
Non-controlling interest	0.1	0.1
Net income	1.3	1.2

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. This section has been amended to introduce new financial disclosure requirements, particularly with respect to fair value measurement of financial instruments and entity exposure to liquidity risk. On December 31, 2009, the Company adopted the amendments to this section. All the new financial disclosure requirements related to this section are presented in note 23. These amendments did not affect the consolidated financial results.

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

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from these estimates. The following significant areas require management to use assumptions and make estimates:

•	impairment testing of goodwill, intangible assets and property, plant and equipment;

•	business purchase price allocation;

•	fair value of financial instruments;

•	cost and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, provision for obsolescence and allowance for sales returns;

•	provisions such as legal contingencies and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	future income taxes;

•	stock-based compensation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Impairment of long-lived assets:

The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment test is done when the carrying amount of an asset or a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

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

Revenue recognition policies for each of the Company’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, IP telephony or wireless telephone, including connecting fees) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection fee revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues of the News Media segment derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are recognized also when the publication is delivered. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(f)	Revenue recognition (continued):

Broadcasting

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the period of broadcasting or the period that movies are presented in theatre, when the customer can begin exploitation, exhibition or sale, and the licence period of the arrangement has begun.

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

(g)	Barter transactions:

In the normal course of operations, the News Media and the Broadcasting segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

For the year ended December 31, 2009, the Company recorded $19.8 million of barter advertising ($20.2 million in 2008 and $19.0 million in 2007).

(h)	Financial instruments:

Classification, recognition and measurement:

Financial instruments are classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. The Company has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available-for-sale	Other liabilities
• Cash and cash equivalents • Temporary investments • Bank indebtedness	• Accounts receivable • Amounts receivable from parent company • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Long-term debt • Other long-term liabilities

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Financial instruments (continued):

Classification, recognition and measurement (continued):

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Financial instruments (continued):

Derivative financial instruments and hedge accounting (continued):

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

(i)	Cash and cash equivalents and temporary investments:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2009, these highly liquid investments consisted of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments as of December 31, 2009. These temporary investments, classified as held-for-trading, are recorded at fair value.

(j)	Tax credits and government assistance:

The Broadcasting and the Leisure and Entertainment segments have access to several government programs designed to support production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, the Interactive Technologies and Communications and the Leisure and Entertainment segments receive tax credits mainly related to their research and development activities and publishing activities. The government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when the conditions of the government programs are met.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Inventories (continued):

In particular, the Broadcasting segment inventories, which are primarily comprised of programs, broadcast and distribution rights, are accounted for as follows:

(i)	Programs produced and productions in progress

Programs produced and productions in progress related to broadcasting activities are accounted for at the lesser of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses related to each production. The cost of each program is charged to operating expenses when the program is broadcast.

(ii)	Broadcast rights

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the broadcast period begins and all of the following conditions have been met: (a) the cost of each program, movies or series is known or can be reasonably determined; (b) the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; (c) the programs, movies or series are available for first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

Broadcast rights are classified as short or long term, based on management’s estimate of the broadcast period. These rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on future revenues and the estimated number of showings. Broadcast rights are reduced to their net realizable value, when it exceeds cost. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

(iii)	Distribution rights

Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment’s share of the future estimated revenues to be derived, net of future costs. The Broadcasting segment records an inventory and a liability for the distribution rights and obligations incurred under a licence agreement when (a) the cost of the licence is known or can be reasonably estimated, (b) the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, and (c) the televisual product or movie is available for distribution.

Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are charged to operating expenses using the individual film forecast computation method based on actual revenues realized over total revenues expected.

Estimates of revenues related to the distribution of television products and movies are examined periodically by Broadcasting segment management and revised as necessary. The carrying value of rights is reduced to net realizable value, as necessary, based on this assessment.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Income taxes:

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

(m)	Long-term investments:

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

Amortization is principally calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunication networks	3 to 20 years

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date for these assets undeterminable.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Goodwill and other intangible assets:

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

The cost of the spectrum licences for AWS includes acquisition costs and interest incurred during the development period of the wireless network project until the network is ready for commercial service. As of December 31, 2009, the AWS network is not ready for commercial use.

Intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated useful life
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to this stage are recognized as expenses.

(p)	Stock-based compensation:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Pension plans and postretirement benefits:

The Company offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans:

Under its defined contribution pension plans, the Company pays fixed contributions to participating employee pension plans and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statement of income when the contributions become due.

(ii)	Defined benefit pension and postretirement plans:

Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income include the following:

•	Cost of pension plan benefits provided in exchange for employee services rendered during the year.

•

Amortization of the initial net transition asset, prior service costs (except in certain pension plans for which past service costs are recognized immediately in income as they are incurred) and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

•

Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10.0% of the greater of the accrued benefit obligation and the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

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

The Company also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The related benefits of these plans are funded by the Company as they become due.

(r)	Rates subject to CRTC regulations:

The Telecommunications segment operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commission (“CRTC”). Accordingly, the Telecommunications segment’s operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that differ from Canadian GAAP, even though the Company is subject to these regulations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(s)	Future changes in accounting policies

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to financial years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

On December 24, 2009, the CICA’s EIC issued Abstract No.175 (“EIC-175”), Multiple Deliverable Revenue Arrangements, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, Revenue Arrangements with Multiple Deliverables, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The Company is evaluating the potential impact of adopting EIC-175 on its consolidated financial statements.

2.	FINANCIAL EXPENSES:

	2009	2008	2007
Interest on long-term debt	$272.7	$278.3	$232.4
Amortization of financing costs and long-term debt discount	10.2	9.3	4.8
(Gain) loss on foreign currency translation on short-term monetary items	(4.7)	4.9	3.0
Other	0.1	(3.7)	(5.1)

	278.3	288.8	235.1
Interest capitalized to the cost of:
Property, plant and equipment	(6.7)	(0.3)	(5.0)
Intangible assets	(33.4)	(12.5)	—

	(40.1)	(12.8)	(5.0)

	$238.2	$276.0	$230.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

3.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS:

	2009	2008	2007
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(13.9)	$(47.2)	$44.3
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(24.6)	34.3	(34.8)
(Gain) loss on the ineffective portion of fair value hedges	(23.0)	16.6	(4.8)
Loss on revaluation of the Additional Amount payable	—	—	5.2

	$(61.5)	$3.7	$9.9

4.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS:

(a)	News Media

Restructuring costs

The News Media segment has been facing a fundamental transformation underway in the newspaper industry in recent years, as well as a difficult economic environment affecting its advertising revenues. In this context, the Company implemented various restructuring initiatives to reduce the News Media segment’s operating costs. As a result of these initiatives, the News Media segment recorded restructuring costs of $26.3 million in 2009 ($33.3 million in 2008 and $9.9 million in 2007), mainly related to the elimination of positions at several publications.

Continuity of restructuring costs payable

	2009	2008
Balance at beginning of year	$29.7	$6.0
Workforce-reduction initiatives	26.3	33.3
Payments	(24.0)	(9.6)

Balance at end of year	$32.0	$29.7

Impairment of assets

The Company concluded that impairment tests were triggered by restructuring initiatives and the loss of an important printing contract in 2008. As a result, an impairment charge of $0.4 million related to certain buildings, equipment and machinery was recorded in 2009 ($19.1 million in 2008 and none in 2007).

(b)	Other segments

In 2009, other segments recorded restructuring costs of $2.0 million ($2.3 million in 2008 and $1.7 million in 2007).

(c)	Other special items

In 2009, the Company recorded a loss on the sale of businesses and other special items of $0.9 million (a gain of $0.1 million in 2008 and a loss of $0.6 million in 2007).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

5.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS:

2009 and 2008

In the fourth quarter of 2008, the Company determined that the adverse financial and economic environment prevailing at that time triggered a goodwill impairment test in the reporting units of the News Media, Leisure and Entertainment, and Interactive Technologies and Communications segments. As a result, the Company concluded that these reporting units’ goodwill was impaired. In the second quarter of 2009, the Company completed the goodwill impairment test and an additional impairment loss of $5.6 million was recorded as an adjustment to the preliminary goodwill impairment loss of $631.0 million in the fourth quarter of 2008. The additional charge was allocated as follows: $1.7 million to the News Media segment, $1.2 million to the Leisure and Entertainment segment, and $2.7 million to the Interactive Technologies and Communications segment.

In the second quarter of 2009, the Company also recorded an impairment loss of $8.0 million on mastheads as a result of the completion of its 2009 annual impairment test. An impairment loss of $40.2 million was recorded on mastheads in the fourth quarter of 2008.

2007

In the fourth quarter of 2007, the Company concluded that the goodwill of a reporting unit in its Telecommunications segment, related to the DVDs and game rental operations in Ontario, was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

6.	BUSINESS ACQUISITIONS:

During the years ended December 31, 2009, 2008, and 2007, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.

2009

•

In 2009, the Company increased its equity interest in TVA Group Inc. (“TVA Group”), Broadcasting segment, from 50.90% to 51.44% when TVA Group repurchased 253,300 Class B shares for a total cash consideration of $2.6 million, resulting in goodwill of $0.2 million.

•	In 2009, the Company made additional contingent payments of $2.0 million resulting in goodwill of an equivalent amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

6.	BUSINESS ACQUISITIONS (continued):

2008

•

On June 2, 2008, TVA Group repurchased 3,000,642 Class B shares at a price of $17.00 per share under a substantial issuer bid for a total cash consideration of $51.4 million, resulting in goodwill of $4.3 million. The Company’s equity interest in TVA Group increased from 45.24% to 50.90% following this transaction.

•

In February 2008, the Company acquired all of the non-controlling interest in Nurun Inc. (“Nurun”), Interactive Technologies and Communications segment, pursuant to its offer to purchase the shares at a price of $4.75 per Common Share for a total cash consideration of $75.2 million, resulting in goodwill of $40.3 million. Common Shares of Nurun were delisted from the Toronto Stock Exchange following this transaction.

•

The Company incurred and paid a contingent amount of $5.0 million in the first quarter of 2008 in relation to the 2005 acquisition of Sogides Group Inc. (“Sogides Group”), Leisure and Entertainment segment. The payment was recorded as goodwill.

•

The Company acquired and/or increased its interest in various businesses, mainly in the News Media segment, for a total cash consideration of $15.1 million, a contingent amount payable of $1.0 million as of December 31, 2008, and additional contingent payments totalling $6.0 million, based on the achievement of specific conditions in the future. These acquisitions resulted in goodwill of $11.1 million.

2007

•

In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund, which subsequently became Osprey Media Publishing Inc. (“Osprey Media”) as a result of a corporate reorganization, for a total cash consideration, excluding assumed debt, of $415.2 million (including transaction costs of $0.8 million). As part of the acquisition, the Company assumed the debt of $161.8 million under Osprey Media’s credit facilities (note 15(xiii)). Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 33 non-daily newspapers, together with shopping guides, magazines and other publications.

•

During the year ended December 31, 2007, the Company acquired or increased its interest in several businesses, mainly in the News Media segment, for total consideration of $20.5 million, resulting in preliminary goodwill of $17.4 million, which was reduced by $2.3 million in 2008 when the purchase price allocation was finalized.

•	In January 2007, TVA Group and Sun Media Corporation paid the balance payable of $3.4 million related to the acquisition of SUN TV in 2004.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

6.	BUSINESS ACQUISITIONS (continued):

Business acquisitions for 2008 and 2007 are summarized as follows:

	2008	2007
		Osprey Media[3]	Other[3]	Total
Assets acquired:
Cash and cash equivalents	$0.5	$—	$0.5	$0.5
Non-cash current assets	1.1	38.5	0.4	38.9
Property, plant and equipment	3.1	42.4	0.5	42.9
Intangible assets[1]	18.8	233.7	3.2	236.9
Other assets	—	0.3	0.4	0.7
Goodwill[2]	60.7	360.4	15.1	375.5
Non-controlling interest	73.0	—	1.9	1.9

	157.2	675.3	22.0	697.3

Liabilities assumed:
Bank indebtedness	—	(2.3)	—	(2.3)
Non-cash current liabilities	(2.9)	(27.3)	(0.7)	(28.0)
Long-term debt	—	(161.8)	—	(161.8)
Other liabilities	—	(6.8)	—	(6.8)
Future income taxes	(6.1)	(61.9)	(0.8)	(62.7)

	(9.0)	(260.1)	(1.5)	(261.6)

Net assets acquired at fair value	$148.2	$415.2	$20.5	$435.7

Consideration:
Cash	$147.2	$415.2	$20.5	$435.7
Contingent amount payable	1.0	—	—	—

	$148.2	$415.2	$20.5	$435.7

[1]

In connection with the Osprey Media acquisition, intangible assets are mainly comprised of customer relationship and non-competition agreements with a fair value of $130.3 million and mastheads with a fair value of $103.4 million.

[2]	No amount of goodwill is deductible for tax purposes in 2009 ($0.7 million in 2008 and $3.1 million in 2007).

[3]

During the third quarter of 2008, the Company finalized certain purchase price allocations, mainly related to the acquisition of Osprey Media in August 2007, which resulted in a reduction in property, plant and equipment of $11.9 million, an increase in intangible assets of $3.1 million, a reduction in other assets of $0.4 million, an increase in other liabilities of $1.4 million, a reduction in future income tax liabilities of $3.5 million, and an increase in goodwill of $7.1 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

7.	INCOME TAXES:

Income taxes on continuing operations are as follows:

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Current	$29.7	$12.7	$11.3
Future	147.6	142.5	64.4

	$177.3	$155.2	$75.7

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 30.9 % in 2009 (30.9 % in 2008 and 32.0 % in 2007) and income taxes in the consolidated statements of income:

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))
Income taxes at domestic statutory tax rate	$223.5	$(62.7)	$133.8
Increase (reduction) resulting from:
Effect of provincial tax rate differences	(0.4)	(3.1)	(0.9)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(23.7)	11.5	(7.8)
Change in valuation allowance	(10.3)	15.3	(3.6)
Change in future income tax balances due to a change in substantively enacted tax rates	(3.7)	—	(35.9)
Tax consolidation transactions with parent company (note 24)	(14.2)	(6.4)	(7.7)
Impairment of goodwill	1.7	196.4	—
Other	4.4	4.2	2.2

Income taxes	$177.3	$155.2	$75.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

7.	INCOME TAXES (continued):

The tax effects of significant items comprising the Company’s net future income tax positions are as follows:

	2009	2008
		(restated, note 1(b))
Losses carryforwards	$147.4	$214.2
Accounts payable and accrued charges	15.2	16.8
Property, plant and equipment	(294.5)	(239.1)
Goodwill, intangible assets and other assets	(107.5)	(74.1)
Long-term debt and derivative financial instruments	(2.0)	(10.5)
Other	13.5	3.0

	(227.9)	(89.7)
Valuation allowance	(125.1)	(152.1)

Net future income tax liabilities	$(353.0)	$(241.8)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

7.	INCOME TAXES (continued):

The current and long-term future income tax assets and liabilities are as follows:

	2009	2008
		(restated, note 1(b))
Future income tax assets:
Current	$47.9	$102.8
Long-term	12.5	12.3

	60.4	115.1

Future income tax liabilities:
Long-term	(413.4)	(356.9)

Net future income tax liabilities	$(353.0)	$(241.8)

As of December 31, 2009, the Company had operating loss carryforwards for income tax purposes of $113.9 available to reduce future taxable income, including $86.8 million that will expire between 2026 and 2029 and $27.1 million that can be carried forward indefinitely. The Company also had capital losses of $836.9 million that can be carried forward indefinitely and applied only against future capital gains.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable. Any such liability cannot reasonably be determined at the present time.

8.	ACCOUNTS RECEIVABLE:

	2009	2008
Trade	$462.6	$426.7
Other	56.0	57.0

	$518.6	$483.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INVENTORIES:

	2009	2008
Raw materials and supplies	$27.3	$31.0
Work in progress	14.3	17.3
Finished goods	83.4	91.6
Programs, broadcast and distribution rights	51.1	53.6

	$176.1	$193.5

Cost of inventories included in operating expenses amounted to $787.3 million in 2009 ($823.1 million in 2008 and $806.6 million in 2007). Write-downs of inventories and programs, broadcast and distribution rights totalling $5.8 million were recognized in cost of sales in 2009 ($6.8 million in 2008 and $6.7 million in 2007).

10.	PROPERTY, PLANT AND EQUIPMENT:

	Cost	Accumulated amortization/ depreciation	2009 Net amount
Land	$41.2	$—	$41.2
Buildings and leasehold improvements	403.2	141.6	261.6
Machinery and equipment	847.4	352.1	495.3
Receiving, distribution and telecommunication networks	2,840.7	1,363.9	1,476.8
Projects under development	164.9	—	164.9

	$4,297.4	$1,857.6	$2,439.8

	Cost	Accumulated amortization/ depreciation	2008 (restated, note 1(b)) Net amount
Land	$40.7	$—	$40.7
Buildings and leasehold improvements	387.0	132.3	254.7
Machinery and equipment	865.6	426.1	439.5
Receiving, distribution and telecommunication networks	2,466.2	1,086.5	1,379.7
Projects under development	100.6	—	100.6

	$3,860.1	$1,644.9	$2,215.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INTANGIBLE ASSETS:

	Cost	Accumulated amortization/ depreciation	2009 Net amount
AWS spectrum licences[1]	$599.6	$—	$599.6
Software	259.6	127.8	131.8
Customer relationships, non-competition agreements and other	200.8	68.9	131.9
Mastheads	105.6	48.2	57.4
Broadcasting licences	87.0	—	87.0
Projects under development	45.0	—	45.0

	$1,297.6	$244.9	$1,052.7

	Cost	Accumulated amortization/ depreciation	2008 (restated, note 1(b)) Net amount
AWS spectrum licences[1]	$567.1	$—	$567.1
Software	208.6	103.5	105.1
Customer relationships, non-competition agreements and other	193.5	44.5	149.0
Mastheads	105.6	40.2	65.4
Broadcasting licences	88.3	—	88.3
Projects under development	11.0	—	11.0

	$1,174.1	$188.2	$985.9

[1]

As a result of the spectrum auction for AWS that ended on July 21, 2008, the Company acquired 17 new spectrum licences for AWS, covering all of the province of Quebec and certain areas of Ontario, for an aggregate amount of $554.6 million, which was fully paid by its Telecommunications segment in the third quarter of 2008. In addition, interest costs of $32.5 million were capitalized to the cost of these licences in 2009 ($12.5 million in 2008). The spectrum licences were issued by Industry Canada on December 23, 2008 for an initial term of 10 years.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

12.	OTHER ASSETS:

	2009	2008
		(restated, note 1(b))
Programs, broadcast and distribution rights	$39.0	$31.8
Deferred pension charge (note 25)	28.8	22.9
Deferred connection costs	28.6	19.3
Other	25.7	24.0

	$122.1	$98.0

13.	GOODWILL:

For the years ended December 31, 2009 and 2008, the changes in the carrying amounts of goodwill were as follows:

	Balance as at December 31, 2008	Business acquisitions (disposals)	Impairment (note 5)	Adjustment of purchase price allocation and other	2009 Balance as at December 31, 2009
Telecommunications	$2,575.0	$(4.9)	$—	$—	$2,570.1
News Media	818.9	1.0	(1.7)	(0.7)	817.5
Broadcasting	54.7	0.2	—	—	54.9
Leisure and Entertainment	38.4	—	(1.2)	—	37.2
Interactive Technologies and Communications	29.7	1.0	(2.7)	(1.6)	26.4

Total	$3,516.7	$(2.7)	$(5.6)	$(2.3)	$3,506.1

	Balance as at December 31, 2007	Business acquisitions (disposals)	Impairment (note 5)	Adjustment of purchase price allocation and other	2008 Balance as at December 31, 2008
Telecommunications	$2,576.9	$(1.9)	$—	$—	$2,575.0
News Media	1,397.1	9.7	(595.0)	7.1	818.9
Broadcasting	51.4	4.3	—	(1.0)	54.7
Leisure and Entertainment	43.4	5.0	(10.0)	—	38.4
Interactive Technologies and Communications	12.5	40.9	(26.0)	2.3	29.7

Total	$4,081.3	$58.0	$(631.0)	$8.4	$3,516.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

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

15.	LONG-TERM DEBT:

	Effective interest rate as of December 31, 2009	Year of maturity	2009	2008

Quebecor Media:
Bank credit facilities (i)	2.27%	2011-2013	$422.4	$505.4
Other credit facility (ii)	0.98%	2015	63.8	74.4
Senior Notes (iii)	7.75%	2016	551.2	634.8
Senior Notes (iv)	8.81%	2016	698.1	799.1

			1,735.5	2,013.7

Videotron and its subsidiaries (v):
Bank credit facilites (vi)	—%	2012-2018	—	207.7
Senior Notes (vii)	6.59%	2014	689.2	800.4
Senior Notes (viii)	6.44%	2015	183.4	212.4
Senior Notes (ix)	9.37%	2018	741.2	546.1

			1,613.8	1,766.6

Sun Media Corporation and its subsidiaries (v):
Bank credit facilities (x)	1.98%	2012	38.3	48.5
Senior Notes (xi)	7.88%	2013	213.8	245.7

			252.1	294.2

Osprey Media (v):
Bank credit facilities (xii)	2.38%	2011	114.2	132.3

TVA Group and its subsidiaries (v):
Bank credit facilities (xiii)	5.21%	2012-2014	89.9	93.8

Total long-term debt			3,805.5	4,300.6

Change in fair value related to hedged interest rate risk			16.8	52.0
Adjustments related to embedded derivatives			(17.1)	24.7
Financing fees, net of amortization			(44.0)	(41.5)

			(44.3)	35.2

			3,761.2	4,335.8
Less current portion:			67.8	37.1

			$3,693.4	$4,298.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued):

(i)	The bank credit facilities of Quebecor Media are comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at Bankers’ acceptance rate, London Interbanking Offered Rate (“LIBOR”) or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at U.S. prime rate, plus a premium of 1.0%, or at LIBOR, plus a premium of 2.0%, and maturing in January 2013, and (iii) a $100.0 million revolving credit facility, bearing interest at Bankers’ acceptance rate, LIBOR or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011. These credit facilities contain covenants concerning certain financial ratios and restricting the declaration and payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Company (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2009, the credit facilities of the Company were secured by assets with a carrying value of $4,116.0 million ($3,772.1 million in 2008, as restated). The Company shall repay the term loan “A” in quarterly repayments equal to 2.5% of the principal amount during the first three years of the term, 5.0% in the fourth year and 12.5% in the fifth year of the term. It shall repay the principal amount of its term loan “B” in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. As of December 31, 2009, no amount ($4.0 million in 2008) was drawn on the revolving credit facility, while $68.7 million ($89.8 million in 2008) and $353.7 million ($411.6 million in 2008) were drawn under the term “A” and “B” credit facilities respectively.

(ii)	The long-term credit facility with Société Générale (Canada) for the Canadian dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in 2015. The facility is secured by all the property and assets of the Company, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	In January 2006, the Company issued Senior Notes of US$525.0 million in aggregate principal amount for net proceeds of $609.0 million, before issuance fees of $9.0 million. The notes bear interest at 7.75%, payable every six months on June 15 and December 15, and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011.

(iv)	In October 2007, the Company issued Senior Notes of US$700.0 million in aggregate principal amount at a discount price of 93.75% for net proceeds of $672.2 million, including accrued interest of $16.6 million and before financing fees of $9.8 million. The Senior Notes bear interest at 7.75% for an effective interest rate of 8.81%, payable every six months on June 15 and December 15, and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011.

(v)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(vi)	The senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on Videotron Ltd.’s (“Videotron”) leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The senior secured credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and its subsidiaries. As of December 31, 2009, the senior secured credit facilities of Videotron were secured by assets with a carrying value of $4,690.6 million ($5,105.3 million in 2008, as restated). The senior secured credit facilities contain covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

In November 2009, Videotron entered into the facility B credit agreement providing for an unsecured term credit facility in a maximum amount equal to the difference between US$100.0 million and the aggregate of the U.S. dollar equivalent of each drawing on the Company’s export financing facility. This facility matures in April 2016 and is bearing interest at the Bankers’ acceptance rate plus a margin. As of December 31, 2009, no amount was drawn on the facility.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued):

(vii)	In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.08% for net proceeds of $445.6 million, before issuance fees of $7.6 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of $405.1 million, including accrued interest of $8.9 million and before issuance fees of $7.4 million. These notes bear interest at a rate of 6.875% for an average effective interest rate of 6.59%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. The notes are redeemable at the option of Videotron, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(viii)	On September 16, 2005, US$175.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.5% for net proceeds of $205.2 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% for an effective interest rate of 6.44%, payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. The notes are redeemable at the option of Videotron, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(ix)	In April, 2008, Videotron issued a first series of US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $9.5 million. In March 2009, Videotron issued a second series of US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at 9.125% for an average effective interest rate of 9.37%, payable every six months on June 15 and December 15, and mature on April 15, 2018. These notes are unsecured and contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron at a decreasing premium, commencing April 15, 2013.

(x)	The bank credit facilities of Sun Media Corporation are comprised of (i) a revolving credit facility amounting to $70.0 million, maturing in October 2012, and (ii) a term loan “C” credit facility amounting to $40.0 million, also maturing in October 2012. The credit facilities are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends or other distributions. As of December 31, 2009, the bank credit facilities were secured by assets with a carrying value of $1,200.4 million ($1,307.6 million in 2008). Any amount borrowed under the revolving credit facility bears interest at Canadian Bankers’ acceptance and/or Canadian prime rate, plus an applicable margin determined by financial ratios. Advances under the term “C” credit facility bear interest at Canadian Bankers’ acceptance rate, plus a margin of 1.50% per annum, or Canadian prime rate, plus a margin of 0.50% per annum. As of December 31, 2009, no amount ($10.0 million in 2008) was drawn on the revolving credit facility, while $38.3 million ($38.5 million in 2008) was drawn down on the term loan “C” credit facilities.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued):

(xi)	In February 2003, Sun Media Corporation issued US$205.0 million in aggregate principal amount of Senior Notes at a discount price of 98.29% for net proceeds of $306.8 million, before issuance fees of $8.4 million. These notes bear interest at a rate of 7.625% for an effective interest rate of 7.88%, payable every six months on February 15 and August 15, and mature in February 2013. The notes contain certain restrictions on Sun Media Corporation, including limitations on its ability to incur additional indebtedness or make other distributions, and are unsecured. The notes became redeemable, in whole or in part, at the option of Sun Media Corporation any time after February 15, 2008, at a decreasing premium.

(xii)	The credit facilities of Osprey Media are comprised of a revolving credit facility in the amount of $65.0 million and a term credit facility in the amount of $114.8 million ($133.3 million in 2008), maturing in January 2011. The credit facilities bear interest at Canadian prime rate or Bankers’ acceptance rate, plus an applicable margin determined by financial ratios, and they contain covenants including, among others, certain financial ratios and restrictions on the declaration and payment of any distributions. The credit facilities are secured by liens on all assets of Osprey Media and its subsidiary. As of December 31, 2009, no amount (none in 2008) was drawn on the revolving credit facility and $114.2 million ($132.3 million in 2008) was drawn on the term facility.

(xiii)	In December 2009, TVA Group renewed its revolving credit facility and entered into a new term credit facility. The credit facilities of TVA Group are comprised of a revolving credit facility in the amount of $100.0 million, maturing in December 2012, and a term credit facility in the amount of $75.0 million, maturing in December 2014. TVA Group’s revolving credit facility bears interest at a Canadian chartered bank’s prime rate or Bankers’ acceptance rate, plus a variable margin determined by certain financial ratios, while the term loan bears interest at a rate of 5.54%, payable every six months on June 15 and December 15. The credit facilities contain certain restrictions, including the obligation to maintain certain financial ratios. As of December 31, 2009, $14.9 million ($93.8 million in 2008) was drawn on the revolving credit facility and $75.0 million was drawn on the term credit facility.

On December 31, 2009, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2010	$67.8
2011	144.4
2012	66.7
2013	567.1
2014	774.8
2015 and thereafter	2,184.7

16.	OTHER LIABILITIES:

	2009	2008
Accrued pension and postretirement benefits liability (note 25)	$50.3	$54.9
Deferred revenue	43.4	35.5
Stock-based compensation[1]	4.3	0.8
Other	6.8	6.5

	$104.8	$97.7

[1]	The current portion of stock-based compensation in the amount of $8.1 million is included in accounts payable and accrued charges ($4.7 million at December 31, 2008).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008, and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

17.	NON-CONTROLLING INTEREST:

Non-controlling interest represents the interest of non-controlling shareholders in the participating shares of the Company’s subsidiaries. As of December 31, 2009, the only significant non-controlling interest is in TVA Group, Broadcasting segment, and it represents an interest in 0.05% (0.07% in 2008) in votes and 48.56% (49.10% in 2008) in equity.

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

(b)	Issued and outstanding capital stock:

	Common Shares
	Number	Amount
Balance as of December 31, 2009 and 2008	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

18.	CAPITAL STOCK (continued):

(c)	Cumulative First Preferred Shares:

All Cumulative First Preferred Shares are owned by subsidiaries of the Company and are eliminated on consolidation. The following Cumulative First Preferred Shares are issued and outstanding:

	Preferred Shares
	Number	Amount

Preferred C Shares

Balance as of December 31, 2007	110,000	$110.0
Redemption	(110,000)	(110.0)

Balance as of December 31, 2008 and 2009	—	—

Preferred G Shares

Balance as of December 31, 2007	2,555,000	$2,555.0
Issuance	1,100,000	1,100.0
Redemption	(1,600,000)	(1,600.0)

Balance as of December 31, 2008	2,055,000	2,055.0
Issuance	190,000	190.0
Redemption	(985,000)	(985.0)

Balance as of December 31, 2009	1,260,000	$1,260.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS:

(a)	Quebecor Media stock option plan:

Under a stock option plan established by the Company, 6,180,140 Common Shares of the Company have been set aside for officers, senior employees, directors, and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Company on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Company on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 1,025,610 options is also subject to (i) non-market-related performance criteria such as the realisation of future growth in revenue, EBITDA margins and market share or to (ii) market-related performance criteria as the achievement of specific target’s in regards to the fair value of the Company’s shares in the future.

The following table gives summary information on outstanding options granted as of December 31, 2009 and 2008:

		2009		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	3,843,297	$41.05	7,029,857	$32.25
Granted	671,000	37.19	110,000	46.84
Exercised	(304,422)	25.66	(2,824,012)	19.00
Cancelled	(883,806)	43.76	(472,548)	43.21

Balance at end of year	3,326,069	$40.96	3,843,297	$41.05

Vested options at end of year	564,636	$39.74	232,903	$32.14

During the year ended December 31, 2009, 304,422 stock options were exercised for a cash consideration of $4.5 million (2,824,012 for $94.1 million in 2008).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued):

(a)	Quebecor Media stock option plan (continued):

The following table gives summary information on outstanding options as of December 31, 2009:

			Outstanding options		Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$15.19 to 21.75	17,498	4.13	$21.09	17,498	$21.09
22.98 to 33.41	503,008	6.14	31.08	169,057	30.73
35.90 to 50.51	2,805,563	9.04	42.86	378,081	44.64

$15.19 to 50.51	3,326,069	8.58	$40.96	564,636	$39.74

(b)	TVA Group plans:

(i)	Stock option plan for senior executives and directors

Under this stock option plan, 2,200,000 Class B shares of TVA Group have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and the conditions of options granted are determined by TVA Group’s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Options granted prior to January 2006 usually vest equally over a four-year period, with the first 25% vesting on the second anniversary date of the date of grant. Beginning January 2006, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the Class B shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B shares at the exercise price. The market value is defined as the average closing market price of the Class B shares for the last five trading days preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2009 and 2008:

		2009		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	975,155	$16.16	983,693	$16.16
Cancelled	—	—	(8,538)	15.81

Balance at end of year	975,155	$16.16	975,155	$16.16

Vested options at end of year	428,383	$17.47	185,144	$19.20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued):

(b)	TVA Group plans (continued):

(i)	Stock option plan for senior executives and directors (continued)

The following table gives summary information on outstanding options as of December 31, 2009:

			Outstanding options		Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$14.50 to 16.40	781,024	7.41	$14.98	251,158	$15.08
16.41 to 21.38	194,131	4.86	20.90	177,225	20.87

$14.50 to 21.38	975,155	6.90	$16.16	428,383	$17.47

Had the vested options to purchase TVA Group Class B shares been exercised as of December 31, 2009 and the holder chosen to purchase Class B shares, the Company’s interest in TVA Group would have decreased from 51.44% to 50.53% (50.90% to 50.51% as of December 31, 2008).

(ii)	Share purchase plan for executives and employees

In 1998, TVA Group introduced a share purchase plan relating to 375,000 TVA Group Class B shares for its executives and a share purchase plan relating to 375,000 TVA Group Class B shares for its employees. Under the plans, participants can acquire shares in accordance with terms and conditions related to their level of remuneration. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Class B shares on the Toronto Stock Exchange in the five trading days immediately preceding the first day of the annual subscription period under the plans. The plans also provide financing terms free of interest. No Class B shares have been issued under the plans in the last three years. As of December 31, 2009 and 2008, the remaining balance of TVA Group Class B Shares that may be issued is 332,643 under the share purchase plan for executives and 229,753 under the share purchase plan for employees.

(c)	All stock-based plans:

For the year ended December 31, 2009, a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $10.1 million (a net reversal of $8.3 million in 2008 and a net charge of $50.8 million in 2007).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

20.	ACCUMULATED OTHER COMPREHENSIVE LOSS:

	Translation of net investments in foreign operations	Cash flow hedges	Total

Balance as of December 31, 2006	$(1.1)	$(35.5)	$(36.6)

Other comprehensive (loss) income	(2.0)	48.0	46.0

Balance as of December 31, 2007	(3.1)	12.5	9.4

Other comprehensive income (loss)	5.0	(64.6)	(59.6)

Balance as of December 31, 2008	1.9	(52.1)	(50.2)

Other comprehensive (loss) income	(3.3)	33.4	30.1

Balance as of December 31, 2009	$(1.4)	$(18.7)	$(20.1)

An amount of $6.5 million is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges (note 28). The balance is expected to reverse over an 8 1/2-year period.

21.	COMMITMENTS AND CONTINGENCIES:

(a)	Leases and purchasing agreements:

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $472.4 million, including an amount of $126.5 million for future rent payments to the parent company. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2010	$54.7	$83.1
2011	39.5	45.7
2012	34.1	22.5
2013	28.3	5.5
2014	22.3	2.0
2015 and thereafter	132.0	2.7

Operating lease expenses amounted to $49.8 million, $46.9 million and $46.1 million for the years ended December 31, 2009, 2008, and 2007, respectively.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

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

(ii)	In 2003 and 2004, a number of companies, including Videotron and TVA Group, brought suit against the Crown before the Federal Court alleging that the Part II licence fees to be paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgement in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was authorized in 2008.

On October 7, 2009, the parties in this case, including Videotron and TVA Group, agreed on an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $42.8 million provision for unpaid Part II licence fees as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II licence fees for the period subsequent to August 31, 2009.

22.	GUARANTEES:

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2009, the maximum exposure with respect to these guarantees was $27.2 million and no liability has been recorded in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

Business and asset disposals:

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

22.	GUARANTEES (continued):

Outsourcing companies and suppliers:

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Company has not made any payments relating to these guarantees in prior years.

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

The Company’s financial risk management policies have been established in order to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

As a result of their use of financial instruments, the Company and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Company and it subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Company and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a)	Description of derivative financial instruments:

(i)	Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount

Quebecor Media
$/€	Less than 1 year	1.5421	$11.0

Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2

Videotron
$/US$	Less than 1 year	1.1173	94.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(a)	Description of derivative financial instruments (continued):

(ii)	Cross-currency interest rate swaps:

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media

Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan “B”credit facilities	2009 to 2013	US$	192.5	Bankers’ acceptance 3 months + 2.22%	LIBOR +2.00%	1.1625

Term loan “B”credit facilities	2006 to 2013	US$	144.4	6.44%	LIBOR +2.00%	1.1625

Videotron

Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptance 3 months + 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptance 3 months + 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(a)	Description of derivative financial instruments (continued):

(ii)	Cross-currency interest rate swaps (continued):

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar

Sun Media Corporation

Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptance 3 months + 3.70%	7.625%	1.5227

Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptance 3 months + 3.70%	7.625%	1.5227

Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(a)	Description of derivative financial instruments (continued):

(iii)	Interest rate swaps:

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate

Osprey Media

December 2010	$50.0	Pay fixed/ receive floating	3.53%	Bankers’ acceptance 3 months

December 2010	$24.8	Pay fixed/ receive floating	2.13%	Bankers’ acceptance 1 month

December 2010	$40.0	Pay fixed/ receive floating	2.73%	Bankers’ acceptance 3 months

Sun Media Corporation

October 2012	$38.5	Pay fixed/ receive floating	3.75%	Bankers’ acceptance 3 months

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(b)	Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available-for-sale are not significant and their carrying value approximates their fair value. The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2009 and 2008 are as follows:

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(3,805.5)	$(3,869.8)	$(4,300.6)	$(3,530.2)
Derivative financial instruments
Interest rate swaps	(4.3)	(4.3)	(7.5)	(7.5)
Foreign exchange forward contracts	(5.8)	(5.8)	9.1	9.1
Cross-currency interest rate swaps	(363.3)	(363.3)	199.0	199.0

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(b)	Fair value of financial instruments (continued):

In accordance with CICA Section 3862, Financial Instruments – Disclosures, the Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its financial instruments accounted for at fair value in the balance sheet:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents and temporary investments, classified as held-for-trading and accounted for at their fair value on the balance sheet, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the balance sheet is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. Accordingly, financial derivative instruments are classified as Level 3 under the fair value hierarchy.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

The following table shows changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2009:

2009
Asset (liability)

Balance as of beginning of year	$200.6
Loss recognized in the statement of income[1], 2	(143.3)
Loss recognized in other comprehensive income[3]	(431.0)
Settlements	0.3

Balance as of end of year	$(373.4)

[1]	Substantially all gains or losses were related to derivative instruments held as of December 31, 2009.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $163.9 million.
[3]	The loss is offset by a gain on translation of long-term debt of $422.8 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Company’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$6.1	$8.9
Decrease of 100 basis point	(6.1)	(8.9)

(c)	Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $40.3 million as of December 31, 2009 ($47.6 million as of December 31, 2008). As of December 31, 2009, 9.8% of trade receivables were 90 days past their billing date (11.3% as of December 31, 2008).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2009 and 2008:

	2009	2008

Balance as of beginning of year	$47.6	$34.0
Charged to income	23.5	39.7
Utilization	(30.8)	(26.1)

Balance as of end of year	$40.3	$47.6

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Company and its subsidiaries are exposed to the risk of non-performance by a third party. When the Company and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s risk management policy and are subject to concentration limits.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(d)	Liquidity risk management:

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.3 years as of December 31, 2009 (5.7 years as of December 31, 2008).

Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through dividends paid by its publicly traded subsidiary, TVA Group.

As of December 31, 2009, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$1.0	$1.0	$—	$—	$—
Accounts payable and accrued charges	792.2	792.2	—	—	—
Long-term debt	3,805.5	67.8	211.1	1,341.9	2,184.7
Interest payments[1]	1,613.4	241.2	534.3	450.0	387.9
Derivative instruments[2]	375.1	0.4	0.8	278.2	95.7

Total	$6,587.2	$1,102.6	$746.2	$2,070.1	$2,668.3

[1]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2009.
[2]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge their exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

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

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10

U.S. dollar-denominated accounts payable	$(0.8)	$—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(2.6)	56.4

Decrease of $0.10

U.S. dollar-denominated accounts payable	0.8	—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	2.6	(56.4)

Interest rate risk

Some of the Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian bank prime rate (prime). The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2009, after taking into account the hedging instruments, long-term debt was comprised of 69.3% fixed rate debt and 30.7% floating rate debt.

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate is $12.9 million.

The estimated sensitivities on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, are as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$(2.4)	$10.5
Decrease of 100 basis point	2.4	(10.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(f)	Capital management:

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

The Company’s capital structure is composed of shareholders’ equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents and temporary investments. The capital structure is as follows:

	2009	2008
		(restated, note 1(b))

Bank indebtedness	$1.0	$11.5
Long-term debt	3,761.2	4,335.8
Net liabilities (assets) related to derivative financial instruments	373.4	(200.6)
Non-controlling interest	116.2	105.7
Cash and cash equivalents	(300.0)	(22.5)
Temporary investments	(30.0)	(0.2)

Net liabilities	3,921.8	4,229.7
Shareholders’ equity	$2,430.8	$1,942.0

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, intercompany transactions, the declaration and payment of dividends or other distributions.

24.	RELATED PARTY TRANSACTIONS:

Operating transactions

During the year ended December 31, 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company and affiliated companies in the amount of $15.3 million ($11.8 million in 2008 and $9.0 million in 2007), which are included in operating expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $0.1 million ($0.4 million in 2008 and 2007). These transactions were concluded and accounted for at the exchange amount.

During the year ended December 31, 2009, the Company received interest of $0.1 million ($1.0 million in 2008 and $0.9 million in 2007) from the parent company.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

24.	RELATED PARTY TRANSACTIONS (continued):

Corporate reorganization

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group a 13.8% interest, was wound up and its assets distributed to the shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.6 million was recorded as contributed surplus.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of the parent company. In 2009, the Company received an amount of $2.1 million, which is included as a reduction in operating expenses ($3.0 million in 2008 and 2007), and incurred management fees of $1.1 million ($1.1 million in 2008 and 2007) with the shareholders.

Tax transactions

In 2009, 2008 and 2007, the parent company transferred $30.1 million, $104.9 million and $66.5 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $6.3 million, $18.4 million and $14.9 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $14.2 million, $6.4 million and $7.7 million, respectively, to its income tax expense in 2009, 2008 and 2007, and expects to reduce its income tax expense by $2.7 million in the future.

World Color Press, Inc. (a former subsidiary)

On January 21, 2008, World Color Press, Inc. (“WCP” formerly “Quebecor World Inc.”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, the following transactions were made with WCP:

•	From January 1, 2008 to January 21, 2008, the Company made purchases from WCP of $3.0 million ($55.3 million in 2007) and made sales to WCP of $1.3 million ($17.9 million in 2007).

•

On January 10, 2008, the Company settled a balance of $4.3 million payable to WCP by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

•	In October 2007, the Company increased its investment in Nurun by acquiring 500,000 Common Shares of Nurun from WCP at the exchange amount, for a cash consideration of $1.7 million.

•

On October 11, 2007, the Company acquired a property from WCP for a total net consideration of $62.5 million. Simultaneously, WCP entered into a long-term operating lease with the Company to rent a portion of the property for a 17-year term. The consideration for the two transactions was settled by the payment of a net amount of $43.9 million to WCP as of the date of the transactions, and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013. The transactions were concluded and accounted for at the exchange amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS:

The Company maintains various flat-benefit plans, final-pay plans with indexation features from zero to 2%, and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans have been performed at least once in the last three years and the next required valuations will be performed within the next three years.

The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee’s active service period.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2009 and 2008, along with a statement of the funded status as of those dates:

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Change in benefit obligations:
Benefit obligations at beginning of year	$526.5	$635.6	$35.5	$43.5
Service costs	9.5	20.7	1.0	1.6
Interest costs	40.1	36.0	2.6	2.5
Plan participants’ contributions	12.8	12.9	—	—
Actuarial loss (gain)	99.9	(157.5)	7.6	(12.5)
Benefits and settlements paid	(31.1)	(33.5)	(0.8)	(0.8)
Plan amendments	0.9	10.9	—	—
Curtailment loss (gain)	7.9	(0.9)	(4.0)	(0.7)
Special termination benefits	—	1.2	—	—
Other	—	1.1	—	1.9

Benefit obligations at end of year	$666.5	$526.5	$41.9	$35.5

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Change in plan assets:
Fair value of plan assets at beginning of year	$529.6	$604.0	$—	$—
Actual return on plan assets	86.6	(77.7)	—	—
Employer contributions	25.3	23.1	0.8	0.8
Plan participants’ contributions	12.8	12.9	—	—
Benefits and settlements paid	(31.1)	(33.5)	(0.8)	(0.8)
Other	—	0.8	—	—

Fair value of plan assets at end of year	$623.2	$529.6	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The plan assets are comprised of:

	2009	2008

Equity securities	58.8%	50.7%
Debt securities	38.2	44.9
Other	3.0	4.4

	100.0%	100.0%

As of December 31, 2009, plan assets included shares of the parent company representing an amount of $1.6 million ($1.2 million as of December 31, 2008).

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Reconciliation of funded status:
Plan (deficit) surplus	$(43.3)	$3.1	$(41.9)	$(35.5)
Unrecognized actuarial loss (gain)	58.4	6.6	4.4	(2.0)
Unrecognized net transition (asset) obligation	(3.6)	(4.2)	0.3	0.3
Unrecognized prior service cost (benefit)	11.5	11.7	(3.4)	(3.4)
Valuation allowance	(3.9)	(8.6)	—	—

Net amount recognized	$19.1	$8.6	$(40.6)	$(40.6)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Benefit obligations	$(514.9)	$(297.0)	$(41.9)	$(35.5)
Fair value of plan assets	466.5	287.3	—	—

Funded status - plan deficit	$(48.4)	$(9.7)	$(41.9)	$(35.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Deferred pension charge	$28.8	$22.9	$—	$—
Accrued benefit liability	(9.7)	(14.3)	(40.6)	(40.6)

Net amount recognized	$19.1	$8.6	$(40.6)	$(40.6)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2009	2008	2007	2009	2008	2007

Service costs	$9.5	$20.7	$24.9	$1.0	$1.6	$1.4
Interest costs	40.1	36.0	31.9	2.6	2.5	2.0
Actual return on plan assets	(86.6)	77.7	(5.4)	—	—	—
Current actuarial loss (gain)	99.9	(157.5)	(34.8)	7.6	(12.5)	(1.0)
Current prior service costs	0.2	10.9	1.2	—	—	—
Special termination benefits, curtailment loss (gain) and other	7.7	0.5	(0.5)	(2.2)	(0.7)	—

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	70.8	(11.7)	17.3	9.0	(9.1)	2.4
Difference between actual and expected return on plan assets	48.8	(121.3)	(36.5)	—	—	—
Deferral of amounts arising during the period:
Actuarial (loss) gain	(99.9)	157.5	34.8	(7.6)	12.5	1.0
Prior service costs	(0.2)	(4.4)	(0.3)	—	—	—
Amortization of previously deferred amounts:
Actuarial (loss) gain	(0.5)	3.4	1.9	(0.1)	0.5	0.6
Prior service costs (benefits)	0.8	0.9	0.6	(0.4)	(0.4)	(0.5)
Transitional obligations	(0.2)	(0.5)	(0.5)	—	—	—
Other	—	1.2	—	—	—	—

Total adjustments to recognize the long-term nature of benefit costs	(51.2)	36.8	—	(8.1)	12.6	1.1
Valuation allowance	(4.7)	(2.5)	3.8	—	—	—

Net benefit costs	$14.9	$22.6	$21.1	$0.9	$3.5	$3.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The expense related to defined contribution pension plans amounted to $10.6 million in 2009 ($11.3 million in 2008 and $11.1 million in 2007).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $36.7 million for the year ended December 31, 2009 ($35.2 million in 2008 and $36.7 million in 2007).

The weighted average rates used in measuring the Company’s benefit obligations as of December 31, 2009, 2008, and 2007 and current periodic costs are as follows:

	Pension benefits			Postretirement benefits
	2009	2008	2007	2009	2008	2007

Benefit obligations
Rates as of year-end:
Discount rate	6.25%	7.50%	5.50%	6.25%	7.50%	5.50%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	7.50%	5.50%	5.00%	7.50%	5.50%	5.00%
Expected return on plan assets[1]	7.00	7.25	7.25	—	—	—
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

[1]	After management and professional fees.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2009. The cost, as per an estimate, is expected to decrease gradually over the next nine years to 5.0% and to remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
Sensitivity analysis	1% increase	1% decrease

Effect on benefit cost	$0.5	$(0.4)
Effect on benefit obligations	6.3	(4.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

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

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income (loss) and balance sheets:

(a)	Consolidated statements of income (loss):

	2009	2008	2007
		(restated, note 1(b) and note 26(ix))	(restated, note 1(b) and note 26(ix))

Net income (loss) as per Canadian GAAP	$525.1	$(378.7)	$328.3
Non-controlling interest as per Canadian GAAP (ix)	23.8	23.4	19.7
Adjustments:
Pension and postretirement benefits (i)	(8.2)	2.3	2.3
Derivative instruments (ii)	(42.9)	3.8	11.0
Stock-based compensation (iii)	(10.3)	3.5	(6.9)
Impairment of goodwill (iv)	—	3.8	—
Other (v)	(1.8)	—	—
Income taxes (vi)	14.5	(9.8)	(24.3)

	(48.7)	3.6	(17.9)

Net income (loss) as adjusted per U.S. GAAP	$500.2	$(351.7)	$330.1

Attributable to (ix):
Equity shareholders	$475.1	$(376.7)	$312.9
Non-controlling interest	25.1	25.0	17.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):

(b)	Consolidated statements of comprehensive income (loss):

	2009	2008	2007
		(restated, note 1(b) and note 26(ix))	(restated, note 1(b) and note 26(ix))

Comprehensive income (loss) as per Canadian GAAP	$555.2	$(438.3)	$374.3
Non-controlling interest as per Canadian GAAP (ix)	23.9	23.7	18.4
Other adjustments to net income (loss) as per (a) above	(48.7)	3.6	(17.9)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	(54.9)	45.0	(1.5)
Derivative financial instruments (ii)	4.2	2.0	3.0
Income taxes (vi)	15.3	(12.4)	(0.2)

	(35.4)	34.6	1.3

Comprehensive income (loss) as per U.S. GAAP	$495.0	$(376.4)	$376.1

Attributable to (ix):
Equity shareholders	$474.0	$(401.2)	$356.9
Non-controlling interest	21.0	24.8	19.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):

(c)	Consolidated balance sheets:

	2009		2008
	Canada	United States	Canada	United States
			(restated, note 1(b))

Current assets	$1,110.8	$1,111.1	$848.4	$848.4
Property, plant and equipment	2,439.8	2,438.0	2,215.2	2,215.2
Other assets	122.1	59.2	98.0	67.8
Long-term future income tax assets	12.5	15.2	12.3	15.7
Current liabilities	(1,112.0)	(1,124.8)	(1,076.1)	(1,074.0)
Long-term debt	(3,693.4)	(3,714.8)	(4,298.7)	(4,281.5)
Other liabilities	(104.8)	(131.1)	(97.7)	(94.8)
Long-term future income tax liabilities	(413.4)	(364.1)	(356.9)	(343.7)
Contributed surplus (vii), (viii)	(3,223.1)	(3,423.6)	(3,214.5)	(3,412.3)
Deficit	2,524.6	2,759.0	2,974.7	3,159.1
Accumulated other comprehensive loss	20.1	53.6	50.2	52.5
Non-controlling interest	(116.2)	(110.7)	(105.7)	(103.2)

The accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007

Accumulated other comprehensive (loss) income as per Canadian GAAP	$(20.1)	$(50.2)	$9.4
Adjustments:
Pension and postretirement benefits (i)	(61.5)	(12.5)	(58.2)
Derivative instruments (ii)	9.2	5.0	3.0
Income taxes (vi)	18.8	5.2	17.8

	(33.5)	(2.3)	(37.4)

Accumulated other comprehensive loss as per U.S. GAAP	$(53.6)	$(52.5)	$(28.0)

On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative non-governmental U.S. GAAP, which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):

(i)	Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities, now contained in Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment now contained in Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	In respect of the 1999 acquisition of Sun Media Corporation, certain of the restructuring costs related to the acquired newspapers were recorded in the purchase equation as goodwill under Canadian GAAP, but were excluded from the purchase equation and expensed under U.S. GAAP. The difference between the carrying value of goodwill under Canadian GAAP and U.S. GAAP resulted in an adjustment of the 2008 goodwill impairment charge.

(v)	Under U.S. GAAP, FSP FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, now contained in Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of property, plant and equipment being constructed until this item is substantially complete and ready for productive use.

(vi)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes, now contained in Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued):

(vii)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(viii)	The Company and its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(ix)	As of January 1, 2009, the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.

The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a material difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior period figures have been restated.

(x)	As a result of the adoption of CICA Section 3064 (note 1(b)), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and, accordingly, a U.S. GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(xi)	On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

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

Non-consolidated and condensed statements of income

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))

Revenues
Management fees	$48.4	$46.4	$65.4
Interest on loan to subsidiaries and other	8.7	—	3.4

	57.1	46.4	68.8

Expenses
General and administrative	60.5	43.1	66.5
Amortization	2.2	0.5	0.6
Financial	124.3	137.0	128.3

Loss before undernoted items	(129.9)	(134.2)	(126.6)
(Loss) gain on disposal of investments and other assets	(0.3)	0.4	1.0
Gain (loss) on valuation and translation of financial instruments	18.3	(8.8)	(10.5)

Loss before income taxes	(111.9)	(142.6)	(136.1)
Income taxes	20.2	81.7	41.8

	(132.1)	(224.3)	(177.9)
Equity income (loss) from subsidiaries	657.2	(154.4)	506.2

Net income (loss)	$525.1	$(378.7)	$328.3

Non-consolidated and condensed statements of comprehensive income (loss)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))

Net income (loss)	$525.1	$(378.7)	$328.3

Other comprehensive income (loss)	26.9	(40.8)	34.5
Share of other comprehensive income (loss) from subsidiaries	3.2	(18.8)	11.5

	30.1	(59.6)	46.0

Comprehensive income (loss)	$555.2	$(438.3)	$374.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed statements of cash flows

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))

Cash flows related to operations
Net income (loss)	$525.1	$(378.7)	$328.3
Amortization of plant, property and equipment	2.2	0.5	0.6
(Gain) loss on valuation and translation of financial instruments	(18.3)	8.8	10.5
Loss (gain) on disposal of investments and other assets	0.3	(0.4)	(1.0)
Amortization of financing costs and long-term debt discount	6.5	6.1	1.5
Future income taxes	20.2	81.7	41.8
Excess of equity (income) loss on dividends from subsidiaries	(332.1)	445.1	(421.5)
Net change in non-cash balances related to operations	(25.8)	(24.5)	56.5

Cash flows provided by operations	178.1	138.6	16.7

Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(43.5)	(126.3)	(484.9)
Reduction to paid-up capital of subsidiaries	—	120.0	299.6
Disposal of a business to a subsidiary	—	0.4	3.5
Other	1.6	(1.5)	1.2

Cash flows used in investing activities	(41.9)	(7.4)	(180.6)

Sub-total, balance carried forward	$136.2	$131.2	$(163.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed statements of cash flows (continued)

	2009	2008	2007
		(restated, note 1(b))	(restated, note 1(b))

Sub-total, balance brought forward	$136.2	$131.2	$(163.9)

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	190.0	1,100.0	2,235.0
Repurchases of redeemable preferred shares	(985.0)	(1,710.0)	(400.0)
Net change in bank indebtedness	(2.5)	0.7	(0.1)
Net change under revolving facility	(4.0)	4.0	—
Repayments of long-term debt	(36.0)	(25.2)	(20.7)
Issuance of long-term debt, net of financing fees	—	16.3	657.5
Repayment of the Additional Amount payable	—	—	(127.2)
Dividends and reduction of Common Shares paid-up capital	(75.0)	(65.0)	(110.0)
Net change in subordinated loans from subsidiaries	1,262.0	—	—
Net change in convertible obligations, subordinated loans and notes receivable - subsidiaries	(450.4)	516.6	(2,072.5)
Net change in advances to or from subsidiaries	(15.9)	31.2	2.1

Cash flows (used in) provided by financing activities	(116.8)	(131.4)	164.1

Net change in cash and cash equivalents	19.4	(0.2)	0.2
Cash and cash equivalents at beginning of year	—	0.2	—

Cash and cash equivalents at end of year	$19.4	$—	$0.2

Non-consolidated and condensed balance sheets

	2009		2008
			(restated, note 1(b))

Assets	$		$
Current assets		74.8	17.1
Investments in subsidiaries		3,984.7	3,550.8
Convertible obligations, subordinated loans and notes receivable - subsidiaries		2,772.4	2,371.5
Other assets		56.5	204.2

		$6,888.4	$6,143.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2009, 2008 and 2007

(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued):

Non-consolidated and condensed balance sheets (continued)

	2009		2008
			(restated, note 1(b))

Liabilities and Shareholders’ equity	$		$
Current liabilities		124.3	101.1
Long-term debt		1,649.7	1,972.9
Advances from subsidiaries		46.3	62.2
Other liabilities		115.3	10.4
Subordinated loan from subsidiaries		1,262.0	—
Redeemable preferred shares issued to subsidiaries		1,260.0	2,055.0
Shareholders’ equity		2,430.8	1,942.0

		$6,888.4	$6,143.6

28.	SUBSEQUENT EVENTS

On January 13, 2010, Videotron issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and will mature on January 15, 2020. These notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of Videotron. These notes are redeemable at the option of Videotron, in whole or in part, at any time on or after January 15, 2015, at a decreasing premium.

On January 14, 2010, the Company prepaid drawings under its term loan “B” credit facility in an aggregate amount of US$170.0 million and settled a corresponding portion of its hedging contracts for an amount of $30.9 million, representing a total cash consideration of $206.7 million. This transaction resulted in a total loss of approximately $10.0 million (before income taxes), primarily including the losses previously reported in other comprehensive loss.

On January 14, 2010, the Company also extended the maturity date of its $100 million revolving credit facility from January 2011 to January 2013 and obtained certain other favourable amendments to the covenants contained in its credit facilities.