Form 20-F
period 2010-12-31
QUEBECOR MEDIA INC
filed 2011-03-21
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……

For the transition period from                      to

Commission file number: 333-13792

QUEBECOR MEDIA INC.

(Exact name of Registrant as specified in its charter)

Province of Quebec, Canada

(Jurisdiction of incorporation or organization)

612 St-Jacques Street

Montréal, Quebec, Canada H3C 4M8

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

123,602,807 Common Shares

1,630,000 Cumulative First Preferred Shares, Series G

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

☒            Yes             ☐            No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐                        Accelerated filer    ☐                        Non-accelerated filer    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒            Item 17             ☐            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐            Yes             ☒            No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Quebec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiary; all references in this annual report to “Osprey Media” are references to our wholly-owned subsidiary Osprey Media Publishing Inc. (which was wound up and its operations integrated into Sun Media’s operations on January 1, 2011) and its subsidiary; all references to “Le SuperClub Vidéotron” are references to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are references to our wholly-owned subsidiary Nurun Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing Inc.; and all references in this annual report to “Canoe” are references to our subsidiary Canoe Inc. All references in this annual report to “Quebecor” or “our parent company” are references to Quebecor Inc., and all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/4% Senior Notes due 2016 originally issued on January 17, 2006, our 7 3/4% Senior Notes due 2016 originally issued on October 5, 2007, and our 7 3/8% Senior Notes due January 15, 2021 originally issued on January 5, 2011.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, A.C. Nielsen Media Research, Kagan Research LLC, the Canadian Newspaper Association (“CNA”), the Audit Bureau of Circulations, NADbank® Inc. and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the significant differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”), as they relate to our consolidated financial statements, see Note 26 to our audited consolidated financial statements for the three-year period ended December 31, 2010 included under “Item 17. Financial Statements” of this annual report. We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of operating income, cash flows from segment operations, free cash flows from continuing operating activities and ARPU under “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures”. We also provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP in footnote 2 to the tables under “Item 3. Key Information — A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2010.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 15, 2011, the noon rate was Cdn$1.00 equals US$1.0173. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average[1]	High	Low	Period End
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8818	0.9099	0.8528	0.8581

Month Ended:	Average[2]	High	Low	Period End
March 2011 (through March 15, 2011)	1.0268	1.0324	1.0173	1.0173
February 28, 2011	1.0126	1.0268	1.0045	1.0268
January 31, 2011	1.0062	1.0140	0.9978	0.9978
December 31, 2010	0.9923	1.0054	0.9825	1.0054
November 30, 2010	0.9874	0.9987	0.9743	0.9743
October 31, 2010	0.9825	0.9970	0.9690	0.9815
September 30, 2010	0.9680	0.9783	0.9506	0.9711

[1]	The average of the exchange rates for all days during the applicable year.
[2]	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue rolling-out and developing our new 3G+ network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	fragmentation of the media landscape;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required in the deployment of our 3G+ network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

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

v

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A – Selected Financial Data

The following table presents selected consolidated financial information for our business for each of the years 2006 through 2010. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2010 and 2009 and consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010 are included in this annual report. The information presented under the caption “Ratio of earnings to fixed charges or coverage deficiency” is unaudited. The selected historical financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1). Our historical results are not necessarily indicative of our future financial condition or results of operations.

Our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements (other than our consolidated balance sheets as at December 31, 2008) is included in this annual report. Our consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been audited by KPMG LLP, an independent registered public accounting firm (such audit before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1(b) and Note 26(ix) to the audited financial statements included in Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009). KPMG LLP’s report is not included in this annual report.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 26 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

CANADIAN GAAP DATA

Year Ended December 31,
2010	2009[1]	2008[1]	2007[1]	2006[1]
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,209.0	$2,001.2	$1,804.2	$1,552.6	$1,309.5
News Media	1,034.8	1,054.9	1,210.7	1,098.6	983.2
Broadcasting	448.2	439.0	436.7	415.5	393.3
Leisure and Entertainment	302.5	307.8	301.9	329.8	315.8
Interactive Technologies and Communications	98.0	91.0	89.6	82.0	73.9
Inter-segment	(92.4)	(87.5)	(83.7)	(87.9)	(59.9)

4,000.1	3,806.4	3,759.4	3,390.6	3,015.8

Cost of sales, selling and administrative expenses	(2,652.3)	(2,521.7)	(2,639.8)	(2,427.2)	(2,219.2)
Amortization	(399.7)	(341.5)	(316.7)	(287.7)	(258.0)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)	(212.9)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)	(9.9)	(11.7)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)	(16.7)
Loss on debt refinancing	(12.3)	—	—	(1.0)	(342.6)
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	(5.4)	(180.0)
Income taxes	(166.7)	(177.3)	(155.2)	(75.7)	53.8
Non-controlling interest	(18.8)	(23.8)	(23.2)	(19.3)	(0.7)
Income from discontinued operations	—	2.9	2.3	5.2	2.0

Net income (loss)	$480.7	$525.1	$(378.7)	$328.3	$(170.2)

OTHER FINANCIAL DATA AND RATIO:
Operating income[2]	$1,347.8	$1,284.7	$1,119.6	$963.4	$796.6
Additions to property, plant, equipment and intangible assets	819.5	602.6	1,103.2	468.7	435.5
Comprehensive income (loss)	524.0	555.2	(438.3)	374.3	(169.0)
Ratio of earnings to fixed charges or coverage deficiency3 4 (unaudited)	3.0	x	3.3	x	$212.4	2.7	x	$232.5

At December 31,
2010	2009	2008	2007	2006
(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0	$22.5	$26.1	$34.1
Total assets	8,731.1	8,293.0	7,994.4	7,557.2	6,578.0
Total debt (current and long-term portions)	3,513.4	3,761.2	4,335.8	3,027.5	2,796.1
Capital stock	1,752.4	1,752.4	1,752.4	1,752.4	1,752.4
Shareholders’ equity	2,868.2	2,430.8	1,942.0	2,448.0	2,183.1
Dividends	87.5	75.0	65.0	110.0	23.7
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

U.S. GAAP DATA

Year Ended December 31,
2010	2009[1]	2008[1]	2007[1]	2006[1]
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,215.7	$2,010.6	$1,804.7	$1,552.0	$1,312.2
News Media	1,034.8	1,054.9	1,210.7	1,098.6	983.2
Broadcasting	448.2	439.0	436.7	415.5	393.3
Leisure and Entertainment	302.5	307.8	301.9	329.8	315.8
Interactive Technologies and Communications	98.0	91.0	89.6	82.0	73.9
Inter-segment	(92.4)	(87.5)	(83.7)	(87.9)	(59.9)

4,006.8	3,815.8	3,759.9	3,390.0	3,018.5

Cost of sales, selling and administrative expenses	(2,665.0)	(2,551.4)	(2,634.6)	(2,431.2)	(2,225.0)
Amortization	(399.7)	(341.5)	(316.5)	(287.7)	(257.9)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)	(212.9)
Gain (loss) on valuation and translation of financial instruments	24.0	18.6	0.1	1.0	(7.1)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)	(16.7)
Loss on debt refinancing	(12.3)	—	—	(1.0)	(275.7)
Impairment of goodwill and intangible assets	—	(13.6)	(667.4)	(5.4)	(180.0)
Income taxes	(156.8)	(162.8)	(165.1)	(99.7)	13.3
Income from discontinued operations	—	2.9	2.5	5.4	1.9

Net income (loss)	$481.3	$500.2	$(351.7)	$330.1	$(141.6)

Net income (loss) attributable to:
Equity shareholders	462.6	475.1	(376.7)	312.9	(142.8)
Non-controlling interest	18.7	25.1	25.0	17.2	1.2

OTHER FINANCIAL DATA AND RATIO:
Operating income[2]	$1,341.8	$1,264.4	$1,125.3	$958.8	$793.5
Additions to property, plant, equipment and intangible assets	811.1	600.8	1,103.2	468.7	435.5
Comprehensive income (loss)	420.9	495.0	(376.4)	376.1	(49.7)
Comprehensive income (loss) attributable to:
Equity shareholders	410.9	474.0	(401.2)	356.9	(56.4)
Non-controlling interest	10.0	21.0	24.8	19.2	6.7

Ratio of earnings to fixed charges or coverage deficiency4 5 (unaudited)	2.9	x	3.1	x	$198.9	2.7	x	$163.0

At December 31,
2010	2009	2008[1]	2007	2006
(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0	$22.5	$26.1	$34.1
Total assets	8,623.5	8,231.3	7,967.6	7,523.4	6,533.4
Total debt (current and long-term portions)	3,579.2	3,782.6	4,318.6	3,016.1	2,766.3
Capital stock	1,752.4	1,752.4	1,752.4	1,752.4	1,752.4
Shareholders’ equity	2,687.2	2,363.4	1,953.1	2,407.9	2,155.3
Dividends	87.5	75.0	65.0	110.0	23.7
Number of common shares outstanding	123.6	123.6	123.6	123.6	123.6

[1]

Certain comparative figures for years prior to 2010 have been reclassified, in particular between revenues and cost of sales, selling, and administrative expenses pertaining to the News Media segment, to conform to the presentation adopted in 2010.

[2]

Quebecor Media defines operating income, reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income from discontinued operations. Quebecor Media defines operating income, reconciled to net income (loss) under U.S. GAAP, as net income (loss) before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media’s consolidated results as well as results of Quebecor Media’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its affiliates. Operating income is also relevant because it is a significant component of Quebecor Media’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. The following table provides a reconciliation under Canadian GAAP of operating income to net income (loss) as presented in our consolidated financial statements:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Reconciliation of operating income to net income (loss) (Canadian GAAP) (in millions of Canadian dollars)
Operating Income
Telecommunications	$1,035.9	$972.9	$797.9	$642.3	$509.8
News Media	200.3	199.5	227.1	232.8	217.7
Broadcasting	76.2	80.0	66.0	59.4	41.8
Leisure and Entertainment	27.5	25.9	20.2	26.9	19.3
Interactive Technologies and Communications	6.0	4.1	5.1	2.8	7.5
Head office	1.9	2.3	3.3	(0.8)	0.5

	1,347.8	1,284.7	1,119.6	963.4	796.6
Amortization	(399.7)	(341.5)	(316.7)	(287.7)	(258.0)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)	(212.9)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)	(9.9)	(11.7)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)	(16.7)
Loss on debt refinancing	(12.3)	—	—	(1.0)	(342.6)
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	(5.4)	(180.0)
Income taxes	(166.7)	(177.3)	(155.2)	(75.7)	53.8
Non-controlling interest	(18.8)	(23.8)	(23.2)	(19.3)	(0.7)
Income from discontinued operations	—	2.9	2.3	5.2	2.0

Net income (loss)	$480.7	$525.1	$(378.7)	$328.3	$(170.2)

The following table provides a reconciliation under U.S. GAAP of operating income to net income (loss) as disclosed in our consolidated financial statements:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Reconciliation of operating income to net income (loss) (U.S. GAAP) (in millions of Canadian dollars)
Operating Income
Telecommunications	$1,028.3	$967.1	$799.0	$640.4	$508.8
News Media	201.5	187.8	228.0	231.7	217.0
Broadcasting	76.3	79.9	67.1	62.1	43.4
Leisure and Entertainment	27.5	25.9	20.5	26.9	19.3
Interactive Technologies and Communications	6.0	4.1	5.1	2.8	7.5
Head office	2.2	(0.4)	5.6	(5.1)	(2.5)

	1,341.8	1,264.4	1,125.3	958.8	793.5
Amortization	(399.7)	(341.5)	(316.5)	(287.7)	(257.9)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)	(212.9)
Gain (loss) on valuation and translation of financial instruments	24.0	18.6	0.1	1.0	(7.1)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)	(16.7)
Loss on debt refinancing	(12.3)	—	—	(1.0)	(275.7)
Impairment of goodwill and intangible assets	—	(13.6)	(667.4)	(5.4)	(180.0)
Income taxes	(156.8)	(162.8)	(165.1)	(99.7)	13.3
Income from discontinued operations	—	2.9	2.5	5.4	1.9

Net income (loss)	$481.3	$500.2	$(351.7)	$330.1	$(141.6)

Net income (loss) attributable to:
Equity shareholders	462.6	475.1	(376.7)	312.9	(142.8)
Non-controlling interest	18.7	25.1	25.0	17.2	1.2

[3]

For the purpose of calculating the ratio of earnings to fixed charges under Canadian GAAP, (i) earnings consist of net income (loss), plus non-controlling interest, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization and an estimate of the interest within rental expense.

[4]

Coverage deficiencies are expressed in millions of Canadian dollars. Our 2008 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $671.2 million pursuant to Canadian GAAP ($667.4 million pursuant to U.S. GAAP). Our 2006 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP). We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2010.

[5]

For the purpose of calculating the ratio of earnings to fixed charges under U.S. GAAP, (i) earnings consist of net income (loss), plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization and an estimate of the interest within rental expense.

B – Capitalization and Indebtedness

Not applicable.

C – Reasons for the Offer and Use of Proceeds

Not applicable.

D – Risk Factors

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

Risks Relating to Our Business

Our cable and telecommunications businesses operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our cable operations, we compete against direct broadcast satellite (or “DBS”, which in Canada are also referred to as “DTH”, for “direct-to-home” satellite) providers, multichannel multipoint distribution systems (or “MDS”), satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Quebec. The same ILEC is also a cable operator in our main service area and recently launched its own IPTV service in Montréal, with a full rollout throughout the Province of Quebec expected in the years to come. In addition, third-party Internet providers (or “TPIA”) could launch IP video services in our footprint using ILEC DSL networks.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video store industry (rental & sale) as well as other emerging content delivery platforms.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet, and telecommunications) is fading rapidly. For instance, the Internet, as well as distribution over mobile devices, are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 3G networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

In our Internet access business, we compete against other Internet service providers (or “ISP”), and TPIA offering residential and commercial Internet access services as well as open Wi-Fi networks in some cities. The CRTC also requires us to offer access to our high-speed Internet system to ISP competitors, and third-party ISPs to access our network, for the purpose of providing telephony and networking applications, in addition to retail Internet access services.

Our VoIP service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs has increased in recent years, particularly as a result of the Canadian government’s decision in 2007 to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services. Since this decision, the CRTC has approved numerous applications for local forbearance submitted by ILECs, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Quebec. These rulings granting the ILECs’ forbearance applications enable ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such flexibility to respond to intensifying competition for local exchange services could have an adverse effect on our ability to compete successfully with ILECs in the local telephony market. In addition, IP-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

With our new mobile HSPA+ network, we compete against a mix of market participants, some of them being active in some or all the products we offer, with others offering only mobile telephony services in our market. In addition, users of mobile voice and data systems may find their communications needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, since 2008 some corporations offering mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share and increase their respective mobile telephony penetration rates in our market. Also, certain foreign operators recently started the deployment of Long Term Evolution-Advanced (LTE-Advanced 4G) networks, and this technology could become an industry standard if it is widely adopted. These LTE-Advanced 4G technologies are undergoing development with a view to the additional network capacity that may be required to address the surging demand for wireless data, although such technologies remain in the stage of research and development, testing and interoperability efforts. The cost of implementing, modifying our existing network or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes or fail to keep pace with surging network capacity demand. Any of these factors could adversely affect our ability to operate our HSPA+ mobile business successfully and profitably. Moreover, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. See also the risk factor “— Videotron is using a new technology for which only a limited number of handsets is available” below.

Delays in the completion of the deployment of our facilities-based mobile services could restrain our ability to gain market share and could adversely affect our ability to deploy and operate our mobile operations successfully and profitably.

In July 2008, in the context of Canada’s spectrum auction for third generation advanced wireless services (“3G+” or “AWS”), we acquired spectrum licenses for AWS covering all regions of the Province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain other regions of the Province of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada in December 2008. Videotron launched its AWS offering on September 9, 2010 in the Greater Montréal Area, the Greater Québec City Area and in corridors in between. Additional service coverage regions were rolled out in the fourth quarter of 2010. Videotron plans to cover most of its potential customer base by the end of the second quarter of 2011.

Under Industry Canada’s policy concerning mandatory roaming and antenna site and tower sharing, parties are required to consider tower-sharing arrangements in respect of existing towers prior to proposing the construction of new antenna tower structures. We are therefore dependent on the participation of incumbent operators to satisfy this requirement for the limited number of sites remaining to be built. Although incumbent carriers are required to respond to tower-sharing requests, there can be no assurance that they will accede to such requests or otherwise negotiate tower-sharing rates and terms that are economically or technologically acceptable to us. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process may prove lengthy and burdensome. This process could delay the completion of the deployment and the future expansion of our mobile services network, which could have an adverse effect on our business, prospects and financial conditions. In addition, even though we have entered into tower-sharing arrangements with certain incumbent operators, the installation and deployment of our related systems may be further delayed by negotiations with these incumbent operators.

Industry Canada’s policy concerning antenna site and tower sharing includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. We must therefore undertake public notification and address local and neighborhood concerns before building a new tower structure. In some instances we may be required to come to a tower-sharing agreement with an existing operator, move existing towers or build additional sites to reach the desired coverage. This process could lead to delays in acquiring and developing new sites for cellular towers and could increase the cost and expense of the completion and maintenance of our AWS network, which could have an adverse effect on our business, prospects, results of operations and financial conditions.

In order to complete the deployment of its mobile services facilities in a timely manner, Videotron has entered into commercial agreements with certain key suppliers. The inability of our key suppliers to meet our procurement and timing requirements could result in delays in completion of the deployment of our mobile network and in additional expenses, which could adversely affect our ability to deploy and operate our mobile business successfully and profitably.

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers.

To date, we have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to renew these agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

In addition, various aspects of mobile communications operations, including the ability of mobile providers to enter into interconnection agreements with traditional wireline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. The government agencies having jurisdiction over any mobile business that we may develop could adopt regulations or take other actions that could adversely affect our mobile business and operations, including actions that could increase competition or that could increase our costs.

Videotron is using a new technology for which only a limited number of handsets is available.

AWS in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. While certain mobile device suppliers offer hardware for AWS technology, there are currently only a limited number of AWS handsets on the market. As a result, the handset portfolio for AWS we are currently offering does not include certain more popular devices and is not as broad as those of certain other providers. Moreover, most handset manufacturers have reduced the number of stock keeping units (or “SKUs”) in their portfolio. If they continue to offer exclusivity on future products in Canada, this could potentially reduce the number of handsets available to us in the AWS band. We could potentially incur higher costs of customer acquisition due to a smaller market for this type of technology and could potentially have a reduced number of handsets to offer our customers, which could slow the growth of our customer base and adversely affect our ability to operate our mobile business successfully and competitively.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make certain capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services. We expect that additional capital expenditures will be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of our mobile services infrastructure deployment.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers), increasingly multimedia-rich services and applications, increasing wireless competition, and possibly unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada.

There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements in addition to the completion of the deployment of our mobile services infrastructure, whether through internally generated funds, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may not be able to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.

See also the risk factors “— Our cable and telecommunications businesses operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— Delays in the completion of the deployment of our facilities-based mobile services could restrain our ability to gain market share and could adversely affect our ability to deploy and operate our mobile operations successfully and profitably”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We or our subsidiaries may need to refinance certain of our indebtedness. The inability to do so on favourable terms, or at all, could have a material adverse effect on us”.

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, by far the largest of the hydro electric companies, expires in December 2011. Rates are currently adjusted annually based on the Consumer Price Index (CPI). An increase in rates charged by Hydro-Québec could have a significant impact on Videotron’s cost structure.

We could be adversely impacted by consumers’ switch from landline telephony to mobile telephony.

The recent trend for mobile substitution or “Cord-Cutting” (subscribers ending their landline telephony services and opting for mobile telephony services only) which is caused by the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators could affect the demand for cable telephony services. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services, which could have a material adverse effect on our business, financial condition and results of operations.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological change, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

The continuous technological improvement of the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our existing television subscriber base from our video-on-demand services to the benefit of a new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our video-on-demand services.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services such as AWS, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing our effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments, which may affect our ability to implement our business strategies to the extent we are unable to secure additional financing on acceptable terms or generate sufficient funds internally to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have sought in the past, and may in the future seek, to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate, as was the case for our expansion into facilities-based mobile telephony operations, under appropriate conditions. This growth has placed, and will continue to place, significant demands on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.

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

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency, performance and content quality, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. In connection with our current expansion as a facilities-based mobile services provider, Videotron currently anticipates a near-term need to attract and train a substantial number of new employees, including many skilled employees, to staff this operation. In addition, Videotron will need to efficiently integrate these employees into its existing operations. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our News Media and Broadcasting businesses face substantial competition for advertising. In addition, advertising spend is being affected by continuing soft economic conditions as well as the continuing fragmentation of the media landscape.

Advertising revenue is the primary source of revenue for our News Media business and our Broadcasting business. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal News Media and television markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail, national and classified News Media advertising revenue, as well as television advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our News Media and Broadcasting businesses. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenue.

In addition to the impact of economic cycles, the newspaper industry is experiencing structural changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising industry. As a result, competition for advertising spend comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms

(including, most significantly, the Internet and distribution over wireless devices and e-readers) to consumers and advertisers. While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers, such as newspaper websites and the publication of e-editions of a number of our newspapers, we may not be successful in retaining our historical share of advertising revenues. The ability of our News Media business to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers to our online sites, which depends partly on our ability to generate online traffic and partly on the rate at which users click through on advertisements. We may be adversely affected by the development of new technologies to block the display of our advertisements and there can be no assurance that we will be successful in attracting online traffic or advertisers to our Internet sites.

In broadcasting, the proliferation of cable and satellite channels, advances in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and a more challenging advertising sales environment.

These factors could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects. See also the risk factor “— Our News Media and Broadcasting businesses face substantial competition for readership and audience share, respectively. Our newspaper circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects”, as well as “Item 4. Information on the Company — Regulation — Canadian Broadcast Programming (Off the Air and Thematic Television) — Advertising.”

Our News Media and Broadcasting businesses face substantial competition for readership and audience share, respectively. Our newspaper circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects.

Revenue generation in our News Media business depends in large part on advertising revenues, which are in turn driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. For several years, we, along with the newspaper industry as a whole, have experienced challenges in maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms (often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source for news. A prolonged decline in readership and circulation levels in our newspaper business would have a material effect on the rate and volume of our newspaper advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects. To maintain our circulation base and online traffic, we may incur additional costs, and we can provide no assurance that we will be able to recover these costs through increased circulation and advertising revenues. Lack of audience acceptance for our content or fragmented readership could also limit our ability to generate advertising and circulation revenues.

In our Broadcasting business, audience share and ratings information, as well as audience demographics and price, are the principal drivers in the competition for television advertising. As with the newspaper industry, the conventional television audience has grown increasingly fragmented, due in large part to the proliferation and growth in popularity of cable and satellite channels and the migration to alternative content delivery sources, such as the Internet and wireless devices, which are increasingly being used for distribution of (and access to) news, entertainment and other content. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services businesses depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content and an appealing variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our cable operations.

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

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2010, the total newsprint consumption of our newspaper operations was approximately 144,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 9.8% ($81.4 million) of our News Media segment’s operating expenses for the year ended December 31, 2010. Changes in the price of newsprint could significantly affect our income and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier is a short-term agreement and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on our Newsprint Supplier for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our Newsprint Supplier or the cessation of operations of our Newsprint Supplier.

In addition, since newspaper publishing is labour intensive and our operations are located across Canada, our newspaper business has a relatively high fixed-cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction and potential civil litigation.

We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard networks and established information technology security and survivability/disaster recovery practices, a security breach or disaster could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue or a significant increase in costs of serving those customers could adversely affect our reputation, growth, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— Delays in the completion of the deployment of our facilities-based mobile services could restrain our ability to gain market share and could adversely affect our ability to deploy and operate our mobile operations successfully and profitably” above and “— Videotron is using a new technology for which only a limited number of handsets is available”.

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

At December 31, 2010, approximately 42% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 102 collective bargaining agreements:

•

Videotron is party to 5 collective bargaining agreements representing approximately 3,340 unionized employees. The two most important collective bargaining agreements, covering unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

•

Sun Media (including Osprey Media) is party to 74 collective bargaining agreements, representing approximately 1,760 unionized employees. 21 collective bargaining agreements have expired, representing approximately 920 unionized employees, or 52% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2011. The other collective bargaining agreements are scheduled to expire on various dates through December 2013.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,160 unionized employees. Of this number, 2 collective bargaining agreements, representing approximately 20 unionized employees or 1.7% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are in progress. The other collective bargaining agreements will expire between April 30, 2011 and December 31, 2013.

•

Of the other 10 collective bargaining agreements, representing approximately 530 unionized employees, one collective bargaining agreement representing approximately 40 unionized employees or 7% of its unionized workforce is expired. The other collective bargaining agreements will expire between May 2011 and December 2017.

We have, in the past, experienced labour disputes which have disrupted our operations, resulted in damage to our network or equipment and impaired our growth and results of operations. On February 26, 2011, the members of the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) voted 64.1% to accept the mediator’s recommendation for a settlement to the labour dispute at the Journal de Montréal. On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, the employer had declared a lockout. The parties must now negotiate a back-to-work agreement to end the dispute.

We can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience further work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control structures and procedures for financial reporting, and to prepare a report which contains an assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 eliminated the requirement for certain issuers, such as Quebecor Media and Videotron, to obtain an attestation report of the Company’s registered public accounting firm on their internal control over financial reporting.

While we have concluded that our internal control over financial reporting was effective as of December 31, 2010, we cannot be certain that our external auditors would have come to the same conclusion.

We will adopt new accounting standards in 2011, and this adoption may have a material impact on our consolidated financial statements.

Beginning in 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”). For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant business units and subsidiaries, and have engaged an external expert advisor.

We have developed implementation solutions for all important topics and have completed our project implementation strategy. We have also assessed the exemptions from full retrospective application available to us under the transitional provisions. In 2010, management had quantified the expected material differences on transition between IFRS and the current accounting treatment under Canadian GAAP and had implemented parallel recording of financial information in accordance with IFRS. Comprehensive training was provided to key employees and further investment in training and resources was made throughout the transition to facilitate a timely and efficient changeover to IFRS.

The preliminary impact of this changeover to IFRS on our financial position as at January 1, 2010 and December 31, 2010 and on our results of operations for the year ended December 31, 2010 has been determined in accordance with current IFRS standards. The adoption will also result in certain changes to our reported financial position and results of operations in the future. However, IFRS will not change cash flows. Moreover, under current circumstances, IFRS was determined not to have an effect on the compliance with any of our financial covenants nor any other contractual obligations. We continue to monitor and assess the impact of evolving IFRS currently in development, which may result in future changes that may be material to our reported financial position and could have a material adverse effect on our results of operations in ways that are difficult to predict at this time. See also “Item 5. Operating and Financial Review and Prospects — Recent Accounting Developments in Canada” for a discussion of significant differences between IFRS and Canadian GAAP and their related preliminary impacts with regards to recognition, measurement, presentation and disclosure of financial information in respect of our consolidated financial statements.

Risks Relating to Our Industries

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. For the time being, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government is currently reviewing whether to relax the foreign ownership restrictions. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Industry Canada.

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

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

The CRTC may not renew our existing distribution licenses or grant us new licenses on acceptable terms, or at all.

Our CRTC broadcasting and distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC may consider the issue of our cross-media ownership at license renewal proceedings, and may also consider this issue in deciding whether to grant new licenses. The CRTC further has the power to prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist.

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

Videotron’s AWS licenses were issued in December 2008 for a term of ten years. At least two years before the end of this term, and any subsequent term, Videotron may apply for a renewed license for a term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight of the license.

We are required to provide third-party ISPs with access to our cable systems, which may result in increased competition.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. Several third-party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAN/VPN) applications in addition to retail Internet access services. As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations. Certain of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any of our property, or that expenditure will not be required to deal with known or unknown contamination.

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our business.

Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meet all applicable safety requirements. While there is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with, additional studies of radiofrequency emissions are ongoing and we cannot be sure that the results of any such future studies will not demonstrate a link between radiofrequency emissions and health problems.

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or expose us to potential litigation. Any of these could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2010, we had $3.52 billion of consolidated long-term debt. Our indebtedness could have significant consequences, including the following:

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

Although we are leveraged, the respective indentures governing our outstanding Senior Notes, as well as our existing credit facilities, permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, as well as our latest financing transactions, see Notes 15 and 28 of our audited consolidated financial statements for the year ended December 31, 2010 included under “Item 17. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities”.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our Senior Secured Credit Facilities and the respective indentures governing our outstanding Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

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

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of these debt instruments and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on our Senior Notes.

We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding Senior Notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Videotron has outstanding several series of debt securities and each of Videotron, Sun Media and TVA Group has credit facilities that limit the ability of each to distribute cash to us.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We can provide no assurance that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, will be sufficient for us to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.

We or our subsidiaries may need to refinance certain of our indebtedness. The inability to do so on favourable terms, or at all, could have a material adverse effect on us.

We or our subsidiaries may need to refinance certain of our respective existing debt instruments at or prior to their maturity. The ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favourable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due”.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of extreme upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. The disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Longer-term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows and financial position.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2010, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2010, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward agreements was in a net liability position of $451.2 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars and, therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by fluctuations in the exchange rate. We have entered into and may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for the portion of our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.

There is no public market for our Senior Notes.

There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our Senior Notes could adversely affect their market price and liquidity.

In addition, the market for non-investment grade debt has historically, including recently, been subject to disruptions that have caused volatility in prices of securities. It is possible that the market for our Senior Notes will be subject to such disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell our Senior Notes, regardless of our prospects and financial performance.

Non-U.S. holders of our Senior Notes are subject to restrictions on the transfer or resale of our notes.

Although we have registered certain series of our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by the respective indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our Senior Secured Credit Facilities may not allow the repurchases.

If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our outstanding Senior Notes.

In addition, a change of control would be an event of default under our Senior Secured Credit Facilities. Any future credit agreement or other agreement relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to offer to repurchase our Senior Notes upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the indentures governing our Senior Notes or the Senior Notes themselves.

The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the CCAA have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.

We are incorporated under the laws of the Province of Quebec. Substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, under the terms of the respective indentures governing our 7 3/4% Senior Notes due March 2016 and our 7 3/4% Senior Notes due March 2016, to accept service of process in any suit, action or proceeding with respect to the indentures or such notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of our Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us or against our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

ITEM 4 – INFORMATION ON THE COMPANY

A – History and Development of Quebecor Media

Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montréal, Quebec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated herein by reference. In respect of our issued and outstanding notes (other than our 7 3/8% Senior Notes due 2021, which were issued on January 5, 2011), our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Quebec) (since February 14, 2011, the Business Corporations Act (Quebec)). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly owned subsidiary Quebecor Communications Inc. (“QCI”), to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun (which was subsequently increased to 100%); all the assets of the Canoe network; and all the assets of our Leisure and Entertainment segment. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001, QCI was liquidated into Quebecor Media.

On October 23, 2000, we acquired all of the outstanding shares of Groupe Videotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Videotron included all of the shares of Videotron, a 99.9% voting interest in TVA Group, all of the shares of Le SuperClub Vidéotron, a 66.7% voting interest in Videotron Telecom Ltd. (which was merged with Videotron on January 1, 2006), a 54.0% voting interest (which was subsequently increased to 100%) in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe), and other assets.

Since December 31, 2007, we have completed several business acquisitions, combinations, divestiture and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

In March 2011, Quebecor Media completed another step in its development plan by reaching an agreement with Québec City granting Quebecor Media management and naming rights for a 25-year period to the new multipurpose amphitheater to be built in Québec City. These rights represent a major asset to Quebecor Media that will allow the Company to pursue initiatives to leverage growth and convergence opportunities and to cross-promote its brands, programs and other content, including through a potential National Hockey League franchise in Québec City.

•

On February 3, 2011, Quebecor Media expanded its distribution network in the Province of Quebec and its stable of community newspapers with the acquisition of Les Hebdos Montérégiens’ 15 newspapers. Sun Media Corporation now has 71 community newspapers across Québec and Quebecor Media’s distribution network has the capacity to reach more than 3.1 million Québec households (87% of the total).

•

On January 5, 2011, Quebecor Media issued $325.0 million aggregate principal amount of its 7 3/8% Senior Notes due January 15, 2021 for net proceeds of $319.2 million (net of fees payable to the underwriters and the expenses of the offering) in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Quebecor Media used the net proceeds to effect a contribution (the “QMI Contribution”) to Sun Media and for general corporate purposes. On February 15, 2011, Sun Media used the $288.0 million proceeds of the QMI Contribution to redeem all of its outstanding 7 5/8% Senior Notes due February 15, 2013 in the aggregate principal amount of US$205.0 million, and to finance the settlement and termination of related hedging contracts.

•	On January 1, 2011, as part of a corporate reorganization of the News Media segment, Osprey Media was wound up and its operations were integrated into Sun Media.

•

On November 26, 2010, the CRTC granted its approval for Sun News, a Category Two digital specialty TV channel license focused on news and opinion that we will control through TVA Group (51%) and Sun Media (49%). Sun News will offer comprehensive coverage of the events that impact Canadian society and the country’s political and economic life. We expect to cease Sun TV’s activities after the launch of Sun News, which is expected to occur in the spring of 2011.

•

On November 10, 2010, Quebecor Media announced the creation of a new national sales office in the Province of Québec. Like the QMI National Sales Office in Toronto for the English-language market, this office will offer the French-language market the new integrated approach to marketing solutions. Quebecor Media is pooling the expertise of its various teams to provide its customers a one-stop shop in the Province of Québec, where sales representatives will offer solutions that meet each customer’s specific needs.

•

On September 9, 2010, Videotron launched its High-Speed Packet Access (“HSPA+”) mobile communication network (3G+). As of December 31, 2010, 92,600 lines had been activated on its 3G+ network (comprising 55,800 new lines and 36,800 migrations from Videotron’s Mobile Virtual Network Operator (“MVNO”) services). As of December 31, 2010, residents of the greater Montréal, Québec City, Mauricie, Sherbrooke, Bois-Francs, Montérégie and Laurentians regions have access to advanced mobile services from Videotron. Videotron plans to cover most of its potential customers by the end of the second quarter of 2011. As a result of technological upgrades that were consistent with the evolutionary process endorsed by the International Telecommunications Union (ITU), Videotron announced on March 9, 2011 that the designation of its mobile network was evolving towards 4G.

•

In September 2010, Videotron launched its illico mobile, a service delivered over its 3G+ network that provides customers with mobile telephone access to 30 television channels, 45 Galaxy music channels, and to the illico mobile store, which carries a varied catalogue of approximately 35,000 digital titles.

•

In June 2010, Videotron launched illico web (illicoweb.tv), a new Internet television service offering an exceptional variety of content to our digital television and Internet customers, at no additional cost. Customers can now access from a computer thousands of French and English movies, series and music from 33 different television channels.

•	In May 2010, Osprey Media paid down the $114.8 million balance on its term credit facility. On June 30, 2010, all Osprey Media’s credit facilities were cancelled.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. On January 14, 2010, Quebecor Media also obtained from its credit agreement lenders the extension of the maturity date of its $100 million revolving credit facility from January 2011 to January 2013 and certain other favourable amendments to the covenants contained in its credit facilities.

•

In January 2010, Videotron issued $300.0 million aggregate principal amount of its 7 1/8% Senior Notes due 2020 for net proceeds of $293.9 million (net of financing expenses) in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Videotron used the proceeds to repay the drawings under its Senior Secured Credit Facility and for general corporate purposes.

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

•

On May 12, 2009, Quebecor Media announced the operational integration of Internet portals operations into Sun Media. This integration reflects Quebecor Media’s determination to seize the opportunities available on the new media landscape by combining the strengths of its assets from its Internet and newspaper operations under a unified leadership.

•

On March 5, 2009, Videotron issued US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). Videotron used the proceeds to repay drawings on its Senior Secured Credit Facility and for general corporate purposes.

•

In July 2008, in the context of Canada’s spectrum auction for third generation AWS, we acquired spectrum licenses for AWS covering all regions of the Province of Quebec and certain areas of Ontario. We were the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where we obtained 20 MHz spectrum licenses and certain regions of the Province of Quebec where we obtained 50 MHz spectrum licenses. We also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008.

•

On June 2, 2008, TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid filed on March 31, 2008 and amended on May 14, 2008, for an aggregate cash consideration of $51.4 million. In 2009, 253,300 Class B shares were repurchased under a Normal Course Issuer Bid for a cash consideration of $2.6 million. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased from 45.24% on December 31, 2007 to 51.44% as of December 31, 2010.

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

B – Business Overview

Overview

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

We operate in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications.

Competitive Strengths

Leading Market Positions

In our Telecommunications segment, we are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we are the franchisor of the largest chain of video stores in the Province of Quebec through our Le SuperClub Vidéotron subsidiary. We believe that our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron branded stores and kiosks, assists us in marketing and distributing our advanced services, such as cable Internet access, digital television and mobile telephony, on a large scale basis. Our News Media segment, through its newspaper publishing operations in our Sun Media and Osprey Media operating subsidiaries until December 31, 2010 (Osprey Media was wound up and its operations were integrated into Sun Media on January 1, 2011 as part of a corporate reorganization), is the largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates) and is Canada’s second largest newspaper publisher in terms of weekly paid average circulation according to statistics published in the CNA’s “Circulation Data Report — 2009” (the “CNA Circulation Data”). In our Broadcasting segment, we are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America in terms of market share.

Diverse Media Platform

Our diverse media platform allows us to extend our market reach and cross-promote our brands, programs and other content. In addition, we can provide advertisers with an integrated solution for local, regional and national multi-platform advertising. We can leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers.

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. Moreover, our new mobile service offering plays an integral part of our strategic vision for our combined platform and quadruple-play technology offering. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology. We also offer the widest range of French-language programming in Canada including content from our video-on-demand service available on our illico TV, illico web and illico mobile platforms. In addition, customers can now interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, 99% of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fiber coaxial clustered network covers approximately 75% of the Province of Quebec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products, improved penetration of our high-speed Internet access, VoIP telephony services and cable products and successfully launched facilities-based and mobile telephony services.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward looking business strategies. The key elements of our strategy include:

•

Strengthen our position as a telecommunications leader with our new 3G+ mobile services. With the new 3G+ services of Videotron, we provide an offering of advanced mobile telecommunications services to consumers and small businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information. Our past experience as a MVNO wireless operator has provided us with the knowledge and know-how to develop commercial and operational capability within the mobile industry and a strong existing customer base to grow from, all of which has enabled us to successfully launch our new mobile network.

•

Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology and products and services leveraging our new mobile network) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable and mobile telephony services, as well as high-definition television, video-on-demand and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and mobile voice and data services will result in increased ARPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

•

Leverage growth opportunities and convergence of content and platforms. We are the largest private sector French language programming broadcaster, a leading producer of French language programming, the largest newspaper publisher based on total paid and unpaid circulation (according to management estimates), and a leading English and French language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and broadcasters to our other media platforms, the launch of Sun News (currently anticipated for the spring of 2011) which will be an addition to Sun Media’s English-language news media and website offering, the integration of our newspaper operations and Internet/portal operations under a unified executive leadership, the transfer of the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing, the creation of Quebecor Media Network, the sharing of editorial content between our News Media business and QMI News Agency, and the integration of advertising assets with the creation of our national sales services (“QMI National Sales”) aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Cross-promote brands, programs and other content. The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures. Our efforts to obtain a National Hockey League franchise for Québec City is an example of such initiatives.

•

Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 75% of the Province of Quebec’s estimated 3.5 million residential and commercial premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand support.

•

Maximize customer satisfaction and build customer loyalty. Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services. We will continue our efforts to maximize customer satisfaction and build customer loyalty. We also strongly believe in offering the best customer experience, providing a one-stop shop for our Videotron customers, from ordering to billing, including after-sales support.

•

Manage expenses through success driven capital spending and technology improvements. In our Telecommunications segment, we support the growth in our customer base and bandwidth requirements through strategic success driven modernizations of our network and increases in network capacity. In our News Media segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and improving our cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.

Telecommunications

Through Videotron we are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers, a major ISP and a provider of cable and mobile telephony services in the Province of Quebec. Our cable network covers approximately 75% of the Province of Quebec’s estimated 3.5 million residential and commercial premises.

Our mobile network, which was launched on September 9, 2010, is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information anytime, anywhere. The deployment of our new 3G+ network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services. Additionally, we can build on our experience as a MVNO wireless operator and our existing customer base in order to be successful in the highly competitive mobile telephony industry and seek to offer a full range of telecommunication services to our customers.

In addition, through our Le SuperClub Vidéotron subsidiary, we are also the franchisor of the largest chain of video and video game rental stores in the Province of Quebec and among the largest of such chains in Canada, with a total of 223 retail locations as of December 31, 2010.

Videotron Business Solutions is a premier full-service business telecommunications provider serving businesses of small, medium and large size. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Quebec, with record satisfaction levels for our industry according to a recent Léger Marketing study. Products and services include Internet, television, cable and mobile telephony services, hosting, private network connectivity and audio and video transmission.

We own a 100% voting and 100% equity interest in Videotron.

For the year ended December 31, 2010, our Telecommunications operations generated revenues of $2.21 billion and operating income of $1.04 billion. For the year ended December 31, 2009, our Telecommunications operations generated revenues of $2.00 billion and operating income of $972.9 million.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services, business telecommunications services and video rental services (as franchisor):

Cable Services

Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at download speeds of up to 50 Mbps. In some portion of the network, we offer download speeds of up to 120 Mbps or 2160 times the speed of a conventional telephone modem. As of December 31, 2010, we had 1,252,100 cable Internet access customers, representing 69.1% of our basic customers and 47.9% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 55.6% as of September 30, 2010.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, 45 audio services providing CD-quality music, 19 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering, branded as “sur mesure” (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French-and-English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on a à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2010, we had 1,219,600 customers for our digital television service, representing 67.3% of our basic customers and 46.7% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2010, we had 1,724,005 set-top boxes deployed, of which approximately 96% were owned by customers and 4% were leased.

•

Cable Telephony. In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Quebec, and since then we have been rolling-out this offering among our other residential and commercial customers in the Province of Quebec. We offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. We also offer discounts for a second telephone line subscription. In addition, we offer a Softphone service, a computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2010, we had 1,114,300 subscribers to our cable telephony service, representing a penetration rate of 61.5% of our basic cable subscribers and 42.7% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. Regulations prevent us from offering such blocks of programs for a longer period. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear Pay TV channels these clients subscribe to.

•	Pay-per-view (Canal Indigo). “Canal Indigo” is a pay-per-view channel where our digital customers can order live events and movies based on a pre-determined schedule.

•

Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 44 channels of television programming, depending on the bandwidth capacity of their local cable system. We also feature an expanding offering of optional channels as well as customized selection of channels or channel packages tailored to satisfy the specific needs of the different customer segments we serve.

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

•

Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 17 channels, includes a package of French-and-English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax”, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

Mobile Telephony Services

On September 9, 2010, we launched our HSPA+ mobile communication network (3G+). As of December 31, 2010, residents of the greater Montréal, Québec City, Mauricie, Sherbrooke, Bois-Francs, Montérégie and Laurentians regions have access to advanced mobile services from Videotron. We plan to cover most of our potential customers by the end of the second quarter of 2011.

Our strategy in the coming years is to strengthen our position as a telecommunications leader with our new 3G+ mobile services. With the new 3G+ services of Videotron, we provide an offering of advanced mobile telecommunications services to consumers and small businesses that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information anytime, anywhere. Our past experience as a MVNO wireless operator has provided us with the knowledge and know-how to develop commercial and operational capability within the mobile industry and a strong existing customer base to grow from, all of which has enabled us to sucessfully launch our new mobile network.

As of December 31, 2010, Videotron had 136,100 subscribers to its mobile telephony services, including 92,600 lines activated on its 3G+ network.

Business Telecommunications Services

Videotron Business Solutions is a premier full-service business telecommunications provider. We serve three customer segments: small and medium-sized businesses, large businesses, and telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Quebec, with record satisfaction levels for our industry according to a recent Léger Marketing study. Products and services for small and medium businesses are supported by our coaxial technology and our solid expertise in business services. Customized solutions designed to meet customers’ needs incorporating tools such as fiber-optic landlines, High Speed Internet access, television, telephony services, website hosting, private network connectivity and audio and video transmission, all based on state-of-the-art technology, are also offered to large businesses and carriers. This year, we have added new services to our offering, notably mobile communications services, telephony services using our multiple label switching (“MPLS”) network and 120Mbps high speed Internet access targeted at small and medium size businesses using our Hybrid fiber coaxial (“HFC”) network.

Video Rental Services

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Quebec and among the largest of such chains in Canada, with a total of 223 retail locations. With 142 of these retail locations offering our suite of telecommunication services and products,

Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2010	2009	2008	2007	2006
Homes passed[1]	2,612,406	2,575,315	2,542,859	2,497,403	2,457,213
Cable
Basic customers[2]	1,811,570	1,777,025	1,715,616	1,638,097	1,572,411
Penetration[3]	69.3%	69.0%	67.5%	65.6%	64.0%
Digital customers	1,219,600	1,084,100	927,322	768,211	623,646
Penetration[4]	67.3%	61.0%	54.1%	46.9%	39.7%
Number of digital set-top boxes	1,724,005	1,484,065	1,209,595	953,393	738,530
Dial-up Internet Access
Dial-up customers	3,851	4,988	6,533	9,052	13,426
Mobile High Speed Internet
Mobile High Speed Internet	2,319	—	—	—	—
Cable Internet Access
Cable modem customers	1,252,100	1,170,570	1,063,847	932,989	791,966
Penetration[3]	47.9%	45.5%	41.8%	37.4%	32.2%
Telephony Services
Cable telephony customers	1,114,300	1,014,038	851,987	636,352	397,860
Penetration[3]	42.7%	39.4%	33.5%	25.5%	16.2%
Wireless telephony lines	136,100	82,813	63,402	45,077	11,826

[1]

“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

[2]	Basic customers are customers who receive basic cable service in either the analog or digital mode.
[3]	Represents customers as a percentage of total homes passed.
[4]	Represents customers for the digital service as a percentage of basic customers.

In the year ended December 31, 2010, we recorded a net increase of 34,600 basic cable customers. During the same period, we also recorded net additions of: 81,500 subscribers to our cable Internet access service; 135,500 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 100,300 customers to our cable telephony services. In 2010, we added 53,300 net lines on our mobile wireless telephony services.

Industry Overview

Cable Television Industry

Industry Data

Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2009, the most recent date for which data is available, there were approximately 8.1 million cable television customers in Canada, representing a basic cable penetration rate of approximately 55.9% of homes passed. For the twelve months ended August 31, 2009 (the most recent data available), total industry revenue was estimated to be over $9.2 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2009		2008		2007		2006		2005		CAGR[1]
	(Dollars in billions, homes passed and basic cable customers in millions)
Canada
Industry Revenue		$9.2		$8.2		$7.1		$6.1		$5.0	16.5%
Homes Passed[2]		14.5		13.8		13.6		13.0		11.2	6.7%
Basic Cable Customers[3]		8.1		7.9		7.7		7.5		6.9	4.1%
Basic Penetration		55.9%		57.2%		56.6%		57.7%		61.6%	-2.4%

	Twelve Months Ended December 31,
	2009		2008		2007		2006		2005		CAGR[1]
	(Dollars in billions, homes passed and basic cable customers in millions)
U.S.
Industry Revenue	US$	90.2	US$	86.3	US$	78.8	US$	71.9	US$	65.7	6.5%
Homes Passed[2]		125.7		124.2		123.0		111.6		110.8	2.6%
Basic Cable Customers		62.6		63.7		64.9		65.4		65.4	-0.9%
Basic Penetration		49.8%		51.3%		52.8%		58.6%		59.0%	-3.3%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

[1]	Compounded annual growth rate from 2005 through 2009.
[2]

“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

[3]	Including IPTV in some Provinces for the 2008 figure.

A significant portion of Canada’s cable television customers are based in the Province of Quebec. As of October 2010, the Province of Quebec is home to approximately 23.2% of Canada’s population and approximately 24.3% of its basic cable customers. Based on the statistics provided by the CRTC, basic cable penetration in the Province of Quebec, which was approximately 54.0% as of August 31, 2009, has traditionally been lower than in other provinces in Canada, mainly due to the higher concentration of French-speaking Canadians in the Province of Quebec. It is estimated that over 80% of the Province of Quebec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of the Province of Quebec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.

Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We now offer almost 370 channels on our digital platform, including 165 English-language channels, 56 French-language channels, 53 HDTV channels, 10 time-shifting channels, 63 radio/music channels and 20 others.

Many programming services have converted to high-definition format and HDTV programming is steadily increasing. We believe that the availability of HDTV programming will continue to increase significantly in the coming years and will result in a higher penetration level of digital distribution.

Our strategy, in the coming years, will be to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers. In addition, we will continue working on the expansion of our added-value products, such as video-on-demand and digital television interactive content. In late 2010, we also started offering sporting events, movies and documentaries using new 3D technologies.

Mobile Telephony Industry

In terms of wireless penetration rate, the Canadian mobile telephony market is relatively under-developed. Based on The Netsize Guide 2010: Mobile Renaissance, Canada is in the bottom 10% out of forty-one countries in terms of wireless penetration, with a penetration rate of 68.3% in the first quarter of 2010, and we estimate that, as of December 31, 2009, the Province of Quebec had a penetration rate under the Canadian provincial average. Comparatively, the United States had a penetration rate of 92.7% as at March 31, 2010, while Western Europe’s penetration rates approximate and sometimes exceed 100% in some countries. Based on management estimates, the penetration rate in Canada should increase by approximately 5% annually from now to 2014.

The wireless spectrum auction completed in July 2008 has brought new players onto the market, which led to lower prices for customers. Traditional incumbents recently launched, or have operated for some time, low-price subsidiaries. In the Province of Quebec, a new entrant recently launched new low-priced unlimited services. As of December 31, 2010, incumbents were still dominant in the Industry with a market share exceeding 90% in the Province of Quebec.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2010, there were 24.0 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2010, the average monthly invoice on recurring subscription fees per customer was $88.34 and approximately 74% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $ 31.88
Extended basic analog cable	$30.50 – $ 44.19
Basic digital cable	$15.98 – $ 17.98
Extended basic digital cable	$29.98 – $ 78.98
Pay-television	$ 3.99 – $ 29.99
Pay-per-view (per movie or event)	$ 4.49 – $ 69.99
Video-on-demand (per movie or event)	$ 0.99 – $ 59.99
Dial-up Internet access	$ 9.95 – $ 15.95
Cable Internet access	$27.95 – $159.95
Mobile High Speed Internet	$24.95 – $ 34.95
Cable telephony	$17.35 – $ 23.35
Mobile wireless telephony	$19.95 – $109.50

Our Network Technology

Cable

As of December 31, 2010, our cable systems consisted of 25,721 km of fiber optic cable and 41,154 km of coaxial cable, passing approximately 2.6 million homes and serving approximately 2.0 million customers. Our network is the largest broadband network in the Province of Quebec covering approximately 75% of households and, according to our estimates, more than 75% of the businesses located in the major metropolitan areas of the Province of Quebec. Our extensive network supports direct connectivity with networks in Ontario, Eastern Quebec, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%
December 31, 2009	1%	0%	99%	99%
December 31, 2010	1%	0%	99%	99%

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

We have adopted the HFC network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fiber-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area and in the Greater Québec City Area. Remote secondary headends must also be connected with fiber optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream bound information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, our network underwent an extensive modernization effort in the Greater-Montréal region in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. The modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fiber deployment, which significantly extends the fiber portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (DWM), which allows us to limit the amount of fiber required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fiber from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (DOCSIS) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us unparalleled flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2015.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99% of our network in the Province of Quebec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Mobile Telephony

Our HSPA+ mobile communication network (3G+) allows data transmission speeds up to 21 Mbps. As of December 31, 2010, our network reached approximately 65% of the population of the Province of Quebec and close to 80% of our cable homes passed, allowing residents of the greater Montréal, Québec City, Mauricie, Sherbrooke, Bois-Francs, Montérégie and Laurentians regions to have access to advanced mobile services from

Videotron. The majority of our towers and antennas are linked through our fiber optic network using MPLS protocol, and our network was built and designed to support important customer growth in coming years. We plan to cover most of our potential customers by the end of the second quarter of 2011.

Our strategy in the coming years is to strengthen our position as a telecommunication leader with our new 3G+ mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly in order to offer speeds up to 42 Mbps in 2011. We also intend to expand our offer of handset devices in 2011, as an increasing number of manufacturers should offer technologically advanced products compatible with our HSPA+ network. With our new 3G+ services, we provide an offering of advanced mobile telecommunication services to consumers and small businesses that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies.

Our new mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information anytime, anywhere. Our past experience as a MVNO wireless operator has provided us with the knowledge and know-how to develop commercial and operational capability within the mobile industry and a strong existing customer base to grow from, all of which has enabled us to successfully launch our new mobile network.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behaviour;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, Videotron’s branded stores and kiosks, Archambault stores and third-party commercial retailers;

•

cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in the Province of Quebec) in order to distribute our cable, data transmission, cable telephony and mobile telephony services to our existing and future customers;

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as Internet, cable telephony and mobile telephony services, we may face additional competition. Due to ongoing technological developments, the distinctions among the traditional platforms (broadcasting, Internet, and telecommunications) is fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 3G+ networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

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

•

Internet Video Streaming. The continuous technology improvement of the Internet combined with higher download speeds contributes to the emergence of alternative technologies such as IPTV digital content (movies, television shows and other video programming) offered on various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our video-on-demand services.

•

VDSL. The penetration of IPTV has increased steadily since the CRTC and Industry Canada authorized VDSL services. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. In Canada, VDSL is offered in urban areas by Bell Aliant in Atlantic Canada, SaskTel in Saskatchewan, Manitoba Telecom Services Inc. in Manitoba, TELUS Corporation in Alberta and British Columbia, Bell Internet in Ontario and Bell TV’s service in some large multi-residential buildings in certain urban centers, and, in our markets ILECs have been installing this new technology. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). Certain ILECs have already started replacing many of their main feeds with fiber optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Mobile wireless telephony services. With our new mobile telephony HSPA+ network, we compete against a mix of market participants, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. Some foreign operators recently started the deployment of Long Term Evolution-Advanced (LTE-Advanced 4G) networks and this technology could become an industry standard if it is widely adopted. These LTE-Advanced 4G technologies are being developed in anticipation of the additional network capacity that may be required to address the surging demand for wireless data. Such technologies remain in the stage of research and development and testing.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in the Province of Quebec, which used to control a significant portion of the telephony market in the Province of Quebec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

•

Other ISPs. In the Internet access business, cable operators compete against other ISPs offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive ISPs at mandated rates.

News Media

Our newspaper publishing operations, which we conduct through our Sun Media operating subsidiary (Osprey Media, which was an operating subsidiary in our newspaper publishing operations until December 31, 2010, was wound-up and its operations integrated into Sun Media on January 1, 2011 as part of a corporate reorganization), are the largest newspaper publisher in Canada based on total paid and unpaid circulation, according to management estimates. With a 23.7% average market share, our newspaper publishing operations are the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to the CNA Circulation Data. As of December 31, 2010, our News Media segment published 36 paid-circulation dailies, six free commuter dailies and 198 community weekly newspapers, magazines, buyers guides, farm publications and other specialty publications. As of December 31, 2010, the combined weekly circulation of our News Media segment’s paid and unpaid newspapers was approximately 15.1 million copies, according to internal statistics.

As of December 31, 2010, Sun Media published 190 publications across Canada, in urban markets, including nine of the top ten urban markets in Canada, and in community markets. Sun Media published 17 paid daily newspapers and according to the NADbank® Study referred to below in section “ — Newspaper Operations — The Urban Daily Group — Paid daily newspapers” of this annual report, each of Sun Media’s eight urban daily newspapers ranked either first or second in its market in terms of weekly readership. As of December 31, 2010, Sun Media also published 167 weekly newspapers, shopping guides and agricultural and other specialty publications, as well as six free daily commuter publications: 24 Hours in Toronto, Vancouver, Ottawa, Calgary and Edmonton and 24 Heures in Montréal.

Osprey Media, which is now integrated into Sun Media, publishes local daily and non-daily newspapers in Ontario, together with other print products including magazines. As of December 31, 2010, Osprey Media’s publications comprised 19 paid daily newspapers and 31 non-daily newspapers, as well as numerous specialty publications, including shopping guides. Our publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers.

Our News Media segment includes Internet portals operations focusing on e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 8.7 million unique visitors per month in Canada, including more than 4.1 million in the Province of Quebec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2010).

Our News Media segment is also engaged in the distribution of newspapers, magazines, inserts and flyers; commercial printing and related services to third-parties through its national network of printing and production facilities; and a combination of print and online directory publishing.

During 2010, Quebecor Media continued the development of its News Media segment in order to increase its revenue streams. In this regard, the QMI news agency (the “QMI News Agency”) established two newsrooms in Montréal and Toronto, creating multiplatform teams for event coverage, and centralizing photo coverage across Canada. Since July 1, 2010, the QMI News Agency has been the main supplier of general Canadian news content to our media properties. In addition, we continue to leverage our printing capacities and distribution services with Quebecor Media Network which offers flyer printing and distributing across Canada.

Quebecor Media owns 100% of the voting and equity interests in each of Sun Media (which now includes the operations of Osprey Media) and Canoe.

For the year ended December 31, 2010, our News Media operations generated revenues of $1.03 billion and operating income of $200.3 million, with 73.5% of these revenues derived from advertising, 19.0% from circulation, and 7.5% from commercial printing and other revenues. For the year ended December 31, 2009, our News Media operations generated revenues of $1.05 billion and operating income of $199.5 million, with 73.3% of these revenues from advertising, 19.7% from circulation, and 7.0% from commercial printing and other revenues.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas. As of December 31, 2010, our News Media Segment’s combined average weekly circulation (paid and unpaid) was approximately 15.1 million copies, according to internal statistics. According to the CNA Circulation Data, Sun Media’s and Osprey Media’s combined 23.7% market share of paid weekly circulation for Canadian daily newspapers makes our newspaper publishing operations the second largest newspaper publisher in Canada in terms of weekly paid average circulation.

According to the CNA Circulation Data, there are approximately 96 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 96 paid circulation daily newspapers, 22 have average weekday circulation in excess of 50,000 copies. These include 16 English-language metropolitan newspapers, four French language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

Newspaper publishers derive revenue primarily from the sale of retail, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in limited growth, if any, for traditional newspaper publishers, for many years, and the newspaper industry is now undergoing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result of these changes in the market, competition in the newspaper industry now comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers. As a result, the newspaper industry is facing challenges to retain its revenues and circulation/readership, as advertisers and readers become increasingly fragmented in the increasingly populated media landscape.

Advertising and Circulation

Advertising revenue is the largest source of revenue for our newspaper operations, representing 73.5% of our newspaper operations’ total revenues in 2010. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

The principal categories of advertising revenues in our newspaper operations are classified, retail and national advertising. Classified advertising has accounted for the largest share of our advertising revenues in our urban daily newspapers for the year ended December 31, 2010 (46.7% for the year) followed by retail advertising (33.3% for the year) and national advertising (16.8% for the year). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing approximately 59.8% of all of our classified advertising, in terms of revenue, for the year ended December 31, 2010. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.

In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional lineage in these special editions.

We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2010, our top ten national advertisers accounted for approximately 8.6% of the total advertising revenue and approximately 6.3% of the total revenue of our News Media segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 19.0% of total revenues of our News Media segment in 2010. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except London Free Press, which does not publish a Sunday edition. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are targeting editorial content to identified groups through the introduction of niche products, and in recent years we have launched e-editions of a number of our newspapers.

In order to respond to the ongoing transformation of the newspaper industry, which has affected advertising revenues and circulation levels in recent years, and to make adjustments in respect of the deterioration of economic conditions that have affected many of our advertisers, we are undertaking initiatives to leverage synergies and convergence among our subsidiaries, including those which are part of our newspaper operations. These initiatives include the integration under a unified executive leadership of Sun Media’s operations and Canoe’s operations, as well as the launch of e-editions of a number of Sun Media’s newspapers. This latter initiative provides our advertisers with added-value and exposure on the Internet platform, which we hope will allow us to retain and secure certain advertising revenues. Furthermore, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network, and our News Media business is sharing editorial content with QMI News Agency. Finally, with the creation of QMI National Sales, we have integrated our advertising assets to offer our clients global, integrated and multiplatform advertising and marketing solutions.

Newspaper Operations

We operate our newspaper business through our Sun Media subsidiary (although until December 31, 2010, we operated it through two principal subsidiaries, namely Sun Media and Osprey Media, the latter of which was wound up and its operations integrated into Sun Media’s operations on January 1, 2011). We operate in urban and community markets through two groups of products:

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

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montréal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

The Urban Daily Group

Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and two free weekly publications.

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

As of December 31, 2010, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group had a circulation of approximately 5.4 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2009 Study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists Sun Media’s paid daily newspapers and their respective readership in 2009 as well as their market position by weekly readership during that period, based on information provided in the NADbank® Study:

	2009 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP[1]
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Journal de Montréal	624,000	389,400	612,500	1st
Journal de Québec	198,400	134,500	184,000	1st
Toronto Sun	500,500	657,300	560,500	2nd
London Free Press	148,900	n/a	146,000	1st
Ottawa Sun	96,700	85,800	129,100	2nd
Winnipeg Sun	75,900	75,100	100,300	2nd
Edmonton Sun	131,700	151,500	160,200	2nd
Calgary Sun	123,400	137,300	139,000	2nd

Total Average Readership	1,899,500	1,630,900	2,031,600

[1]	Based on paid weekly readership data published by the NADbank® Study.

Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, Sun Media’s division that specializes in the distribution of publications. According to the CNA Circulation Data, the Journal de Montréal ranks third in paid circulation among non-national dailies in Canada and second among French-language dailies in North America. The Journal de Montréal is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitors of the Journal de Montréal are La Presse and The Montréal Gazette.

The following table presents the average daily circulation of the Journal de Montréal for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Journal de Montréal
Saturday	271,600	274,700	302,500
Sunday	236,900	247,900	257,600
Monday to Friday	242,200	250,300	260,700

Source: Internal Statistics

Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Québec is Le Soleil.

The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Journal de Québec
Saturday	113,000	111,500	124,300
Sunday	98,800	98,200	104,100
Monday to Friday	96,300	97,200	103,100

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

The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Toronto Sun
Saturday	149,100	145,700	159,200
Sunday	247,200	266,400	322,300
Monday to Friday	180,200	171,400	187,200

Source: Internal Statistics

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily newspaper in its market and is published six days a week, Monday through Saturday.

The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
London Free Press
Saturday	81,400	87,000	92,000
Monday to Friday	73,000	74,900	79,100

Source: Internal Statistics

Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study. It competes daily with the English-language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.

The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Ottawa Sun
Saturday	37,900	39,000	40,700
Sunday	40,800	42,900	45,500
Monday to Friday	44,700	46,600	48,400

Source: Internal Statistics

The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,700 as of December 31, 2010, according to internal statistics.

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press.

The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Winnipeg Sun
Saturday	34,000	48,500	37,000
Sunday	33,500	45,500	44,300
Monday to Friday	34,800	50,000	38,500

Source: Internal Statistics

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal.

The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Edmonton Sun
Saturday	49,200	50,500	58,000
Sunday	58,800	67,300	77,800
Monday to Friday	51,400	56,200	62,300

Source: Internal Statistics

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald.

The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Calgary Sun
Saturday	46,800	48,300	51,600
Sunday	60,900	67,900	74,900
Monday to Friday	45,700	47,300	55,700

Source: Internal Statistics

Free daily newspapers

Sun Media publishes free daily commuter publications in six urban markets including Toronto, Montréal, Vancouver, Ottawa, Calgary, and Edmonton. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications:

	Year ended December 31,
FREE DAILY COMMUTER PUBLICATIONS	2010	2009	2008
24 Hours — Toronto	246,300	256,800	266,300
24 Heures — Montréal	151,500	148,600	145,000
24 Hours — Vancouver	123,000	120,700	138,900
24 Hours — Calgary	36,000	40,300	46,600
24 Hours — Edmonton	35,800	36,100	45,500
24 Hours — Ottawa	34,600	32,800	50,700

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

The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, our efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in order to leverage synergies and convergence among our subsidiaries, we have integrated Canoe’s operations with Sun Media’s operations under a unified executive leadership, we have launched e-editions of a number of Sun Media’s newspapers, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network, and our News Media Business is sharing editorial content with QMI News Agency. In addition, with the creation of QMI National Sales, we have integrated our advertising assets to offer our clients global, integrated and multiplatform advertising and marketing solutions.

We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of Sun Media’s Urban Daily Group.

The Community Newspaper Group

Sun Media’s Community Newspaper Group consists of nine paid daily community newspapers, 155 community weekly newspapers and shopping guides, and 12 agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2010 was approximately 2.9 million free copies and approximately 0.5 million paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2010:

NEWSPAPER[1]	LOCATION	AVERAGE DAILY PAID CIRCULATION
Recorder and Times	Brockville, Ontario	9,600
Beacon Herald	Stratford, Ontario	8,500
Simcoe Reformer	Simcoe, Ontario	6,500
Daily Herald Tribune	Grande Prairie, Alberta	6,300
Sentinel-Review	Woodstock, Ontario	5,400
St. Thomas Time-Journal	St. Thomas, Ontario	4,300
Miner & News	Kenora, Ontario	3,000
Fort McMurray Today	Fort McMurray, Alberta	2,800
The Daily Graphic	Portage La Prairie, Manitoba	2,100

Total Average Daily Paid Circulation		48,500

Source: Internal Statistics

[1]	The listed newspapers are published at least five days per week, except for the Simcoe Reformer, Miner & News, and The Daily Graphic, which are published four days per week.

As of December 31, 2010, Osprey Media’s operations consisted of 19 daily newspapers and 31 non-daily newspapers as well as numerous specialty publications including shopping guides. The total average weekly circulation of the Osprey Media publications for the year ended December 31, 2010 was approximately 0.5 million free copies and approximately 2.0 million paid copies, according to internal statistics.

The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Osprey Media for the year ended December 31, 2010:

NEWSPAPER	LOCATION (all in Ontario)	AVERAGE DAILY PAID CIRCULATION
Kingston Whig-Standard	Kingston	23,800
St. Catharines Standard	St. Catharines	21,400
Sudbury Star	Sudbury	16,900
Brantford Expositor	Brantford	16,800
Peterborough Examiner	Peterboroug	14,700
Sault Star	Sault Ste Marie	14,600
Sarnia Observer	Sarnia	13,200
Owen Sound Sun Times	Owen Sound	13,100
North Bay Nuggett	North Bay	12,500
Niagara Falls Review	Niagara Falls	11,900
Cornwall Standard-Freeholder	Cornwall	11,200
Welland Tribune	Welland	10,600
Belleville Intelligencer	Belleville	10,300
Chatham Daily News	Chatham	8,800
Timmins, The Daily Press	Timmins	7,400
Barrie Examiner	Barrie	6,200
Orillia Packet & Times	Orillia	5,600
Pembrooke, The Daily Observer	Pembrooke	5,000
Northumberland Today	Northumberland	4,100

Total Average Daily Paid Circulation		228,100

Source: Internal Statistics

Our Community Newspaper Group publications (comprised principally of non-daily newspapers and shopping guides) are distributed throughout Canada. The number of non-daily publications on a regional basis is as follows:

Province	Number of Publications
Ontario	87
Quebec	54
Alberta	38
Manitoba	12
Saskatchewan	4
New Brunswick	1

Total Publications	196

Source: Internal Statistics

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

Other Operations

Commercial Printing and Distribution

Our national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include ten printing facilities for the daily publications and seven other printing facilities operated by the Sun Media’s Community Newspaper Group in five provinces.

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montréal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

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

Network

Sun Media’s Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 200,000 households and 14,000 retail outlets through its operations in the Province of Quebec. In addition, we continue to leverage our printing capacities and distribution services with Quebecor Media Network which offers flyer printing and distributing across Canada.

Television

On November 26, 2010, the CRTC granted its approval for Sun News, a Category Two digital specialty TV channel license focused on news and opinion that we will control through TVA Group (51%) and Sun Media (49%). Sun News will offer comprehensive coverage of the events that impact Canadian society and the country’s political and economic life. We expect to cease Sun TV’s activities after the launch of Sun News, which is expected to occur in the spring of 2011. See also Note 24 (Corporate reorganization) to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

Internet/Portals

Canoe is an integrated company offering e-commerce, information and communication services. It owns the Canoe Network, which, according to the ComScore December 2010 Media Metrix survey, attracts more than 8.7 million unique visitors per month in Canada, including more than 4.1 million in the Province of Quebec, and ranks as the number one general news destination in Canada. Canoe also owns Jobboom Publishing, Quebec’s leader in employment and career publishing. Brought together, Canoe’s complementary operations form one of the most complete portfolios of Internet related properties in Canada.

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

Media Properties

Canoe’s media properties include the following portals and destination sites:

•

Canoe (canoe.ca), a bilingual, integrated media and Internet services network and one of Canada’s leading Internet portals with more than 444 million page views in December 2010, according to Canoe internal statistics;

•

TVA Group and Le Canal Nouvelles TVA (“LCN”) (tva.canoe.com and lcn.canoe.com) dedicated websites for the TVA television network and the LCN all-news channel (both owned by our subsidiary TVA Group), which has begun streaming TVA and LCN programming live on the websites; in addition, Canoe has developed and operates several websites for popular TVA Group programs, such as Occupation Double (occupationdouble.com);

•

Sun Media dedicated websites for the weeklies and dailies newspapers (such as torontosun.com, edmontonsun.com, lejournaldequebec.canoe.ca and lejournaldemontreal.canoe.ca), which provide local and national news;

•

Canoe.tv, the first Canadian web broadcaster with unique content commissioned by Canoe.tv in addition to video content from traditional sources including Quebecor Media, the Sun Media network of newspapers and various external partners;

•

Argent and Canoe Money (argent.canoe.ca and money.canoe.ca), a financial website which offers, among other things, a variety of services ranging from financial information to portfolio management tools. It is owned by TVA Group but maintained and operated by Canoe;

•	Yoopa (yoopa.ca), a website dedicated to children and families that Canoe acquired in September 2007 and operates for and on behalf of TVA Group; and

•	CanoeKlix (canoeklix.com), a pay-per-click advertising solution developed by Canoe and launched in 2006.

E-commerce Properties

Canoe’s e-commerce properties include the following sites:

•

Jobboom.com, a unique Web-based employment site with over 2.5 million members at December 31, 2010, which also includes Édition Jobboom (careers book editors) and Jobboom Formation (an Internet directory of continuing education services);

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•

Canoeclassifieds.ca and Vitevitevite.ca (formerly canoeclassees.ca), classified ad sites through which visitors can view more than 50,000 classified ads, reaching potential purchasers across the country by integrating more than 250 dailies and community newspapers;

•

Micasa.ca, one of the leading real-estate listing sites in the Province of Quebec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners;

•	ReseauContact.com, a French dating and friendship site with approximately 330,000 unique visitors in November 2010, according to ComScore Media Metrix; and

•	EspaceCanoe.ca, an advanced technology platform for social communities that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.

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

Raw Materials

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2010, the total newsprint consumption of our newspaper operations was approximately 144,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 9.8% ($81.4 million) of our News Media segment’s operating expenses for the year ended December 31, 2010. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect our liquidity, results of operations and financial condition. For additional information see “Key Information — Risk Factors — Risks Relating to Our Business — We may be adversely affected by variations in the cost of newsprint. In addition, our newspaper operations are labour intensive, resulting in a relatively high fixed-cost structure.”

Broadcasting

Through TVA Group, we are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the BBM People Meters (which is based on a measurement methodology using audimetry), we had a 25.1% market share of French-speaking viewers in the Province of Quebec in 2010 and according to the Canadian TVB Report for the period from January 1, 2010 through October 31, 2010, our share of the Province of Quebec’s French-language broadcast television advertising market was 38.0%.

In 2010, we aired eight of the ten most popular TV programs in the Province of Quebec, including Le Banquier, Des Nouvelles de Céline, Le Gala Artis and Occupation Double à Whisler. In addition, in 2010, the Réseau TVA (“TVA Network”) had 22 of the top 30 French-language prime time television shows, according to BBM People Meter data. Since May 1999, the TVA Network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada outside the Province of Quebec.

Through various subsidiaries, we control or participate in the following 10 specialty services: LCN, a French-language all news service, Évasion, a French-language travel and tourism service, Télé achats, a French-language infomercial and tele-shopping channel, Argent, an economic, business and personal finance news service, mysteryTV, a national English-language Category One specialty television service devoted to mystery and suspense programming, addikTV, a national French-language Category One specialty television service devoted to mystery and suspense programming, Prise 2, a French-language Category Two specialty television service devoted to the Province of Quebec and American television classics, The Cave, a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle, CASA, a French-language Category Two specialty television service devoted to home-improvements, do-it-yourself and cooking and YOOPA, a French-language Category Two specialty television service aimed exclusively at preschoolers. On November 26, 2010, the CRTC granted its approval for Sun News, a Category Two digital specialty TV channel license focused on news and opinion that we will control through TVA Group and Sun Media. Sun News will offer comprehensive coverage of the events that impact Canadian society and the country’s political and economic life.

TVA Group publishes more than 70 magazines including regular, special and seasonal issues. Its principal magazines focus on five market niches: entertainment, fashion and beauty, decoration, teenagers and services. It is also active in the custom publishing segment and operates websites in order to broadcast its trademarks on different digital platforms.

Through TVA Group, we also control Sun TV, a television station in Toronto, Ontario. Sun TV’s license has been renewed and is expiring on March 31, 2011, along with most English private television networks in Canada. However, since some policy decisions tend to be reported, for example regarding a fee for carriage and the

Canada-wide plan for digital over-the-air television broadcasting, we expect the CRTC to issue administrative renewals in order to provide enough time to prepare and process the renewal applications.

In 2009, 253,300 Class B shares of TVA Group were repurchased under a Normal Course Issuer Bid for a total cash consideration of $2.6 million in 2009. No shares were repurchased in 2010 under such a program. In the year ended December 31, 2008, TVA Group repurchased 3,000,642 Class B shares under the Substantial Issuer Bid dated April 1, 2008 and amended on May 14, 2008, for a total cash consideration of $51.4 million. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased from 45.2% as of December 31, 2007 to 51.4% as of December 31, 2010.

As at December 31, 2010, we own 51.4% of the equity and control 99.9% of the voting power in TVA Group.

For the year ended December 31, 2010, our Broadcasting operations generated revenues of $448.2 million and operating income of $76.2 million. For the year ended December 31, 2009, our Broadcasting operations generated revenues of $439.0 million and operating income of $80.0 million.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives.

There are three main French language broadcast networks in the Province of Quebec: Société Radio Canada, “V” (previously known as “TQS Network”) and TVA Network. In addition to French language programming, there are three English-language national broadcast networks in the Province of Quebec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, V and CTV are privately held commercial networks. CBC and Société Radio Canada are government owned and financed by a combination of federal government grants and advertising revenue. French language viewers in the Province of Quebec also have access to certain U.S. networks, either directly over the air or via broadcast distributors.

Drama and comedy programming are the most popular genres with French speaking viewers, followed by news and other information programming. Viewing trends by French speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs.

The following table sets forth the market share of French speaking viewers in the Province of Quebec in 2010:

Network	Share of Province of Quebec Television
TVA Network	25.1%
Societé Radio Canada	12.4%
V	7.3%
Various French language specialty and pay cable TV	44.0%
Others	11.2%

Source: BBM People Meters 2010 for the period between January 1, 2010 and December 31, 2010.

Digital Transition

In its Broadcasting Regulatory Policy with respect to digital transition, the CRTC identified the major markets where it expects conventional broadcasters to convert, before August 31, 2011, their full-power, over-the-air analog transmitters to digital. The only market where TVA Group is present and where the conversion is not mandatory is Rimouski.

Television Broadcasting

French language Market

Our French language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski Matane-Sept-Iles and CJPM-TV in Saguenay/Lac St-Jean. Our four affiliated stations are CFEM-TV in Rouyn Noranda, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. Approximately 85% to 95% of our network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi channel MDS.

English-language Market

We own, through TVA Group, the English-language television station Sun TV (CKXT-TV). Sun TV broadcasts in the Greater Toronto area, Canada’s largest market, as well as in Hamilton, Ontario. Sun TV’s broadcast schedule includes a mixture of original local programming designed to reflect the diverse lifestyle, culture and sports interests of the Toronto-Hamilton market. The schedule also addresses the many tastes and preferences of its market with an appealing variety of well known acquired American programming such as “60 Minutes” along with a blend of situation comedies, talk shows, and primetime movies. Sun TV’s signal is transmitted from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In 2008, TVA Group’s completed the implementation of digital retransmitters permitting Sun TV to be rebroadcast for analog television and transitional digital television in the Ottawa and London (Ontario) markets, subject to national advertising only.

On November 26, 2010, the CRTC granted its approval for Sun News, a Category Two digital specialty TV channel license focused on news and opinion that we will control through TVA Group (51%) and Sun Media (49%). Sun News will offer comprehensive coverage of the events that impact Canadian society and the country’s political and economic life. We expect to cease Sun TV’s activities after the launch of Sun News, which is expected to occur in the spring of 2011.

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2010, we derived approximately 74% of our advertising revenues from national advertisers and 26% from regional and local advertisers.

Programming

We produce a variety of French language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A majority of our programming is produced by our wholly owned subsidiary, TVA Productions Inc. Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1560 hours of original programming from January 2010 through December 2010, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Specialty Broadcasting

TVA Group controls or participates in 10 specialty services other than television over the air, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN – Le Canal Nouvelles	French	100.0%
• Évasion	French	8.3%
Category One Digital Specialty Services:
• The Cave	English	51.0%
• mysteryTV	English	50.0%
• addikTV	French	100.0%
• Argent (LCN – Affaires)	French	100.0%
Category Two Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
Exempted Programming Service:
• Télé achats	French	100.0%

LCN

LCN, is a 24-hour broadcast format comprised mainly of news, sports and weather components, updated on a regular basis. LCN went on the air in 1997 and had approximately 2.3 million subscribers as of December 2010, according to internal statistics. LCN’s revenues are primarily derived from subscription revenues and sale of air-time to national advertisers.

Argent

Argent broadcasts economic, business and personal finance news. This channel benefits from the expertise and knowledge of TVA Group’s news team, as well as TVA Group’s presence in every Quebec region. Argent is developing a unique niche by offering a business focused product that has never before been offered in the Province of Quebec’s television market. Argent is providing an essential service in the Province of Quebec’s economy by promoting businesses of all sizes and explaining and commenting on the business and financial news that will impact Quebec’s economic future. Argent began broadcasting in February 2005.

Évasion

Évasion is a national French-language television specialty service that is dedicated exclusively to tourism, adventure and travel. Évasion began broadcasting in January 2000.

The Cave

The Cave (formerly Men TV) is a national English-language Category One specialty television service dedicated to the Canadian man’s lifestyle with programming related to the luxury market, the gourmet market, men’s beauty and fitness, the book and music market, outdoor adventures and leisure sports. The Cave began broadcasting in September 2001.

mysteryTV

mysteryTV is a national English-language Category One specialty service devoted to current suspense and crime drama franchises. It also offers a lot of “thrillers” and “drama” type movies. This service aims at being the destination for compelling and engrossing television. mysteryTV began broadcasting in September 2001.

addikTV

addikTV (formerly Mystère) is a national French-language Category One specialty television service. Since August 2010, addikTV’s programming has been modified so as to become a channel dedicated to the presentation of popular Canadian and American movies and television series. In 2008, addikTV was also launched in high-definition.

Prise 2

Prise 2 is a national French-language Category Two specialty television service devoted to the Province of Quebec and American classics. Prise 2 began broadcasting in February 2006.

CASA

CASA (formerly Les idées de ma maison) is a national French-language Category Two specialty television service devoted to renovation, do-it-yourself and cooking. CASA began broadcasting in February 2008.

YOOPA

YOOPA is a French-language Category Two specialty television service aimed exclusively at preschoolers. YOOPA began broadcasting in April 2010.

Télé achats (Home Shopping Service; Infomercials)

TVA Group also owns 100% of home-shopping specialty channel Télé achats, a programming service that the CRTC has exempted from licensing requirements. Through TVA Boutiques Inc., we also operate Shopping TVA, a daily one-hour home tele-shopping service broadcast on the TVA Network, as well as Télé achats, a 24-hour infomercial and tele-shopping channel.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) publishes more than 70 magazines (which include its regular publications, special issues and seasonal publications). Its principal magazines focus on five main market niches: entertainment, fashion and beauty, decoration, teenagers and services. According to the Audit Bureau of Circulations, TVA Publications represented approximately 73% of newsstand sales of French language magazines in the Province of Quebec as of December 31, 2010. TVA Publications is the leading magazine publisher in the Province of Quebec and we expect to leverage its focus on entertainment across our television and Internet programming.

Leisure and Entertainment

Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gifts and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music and ebooks through the zik.ca and Jelis.ca services, distribution of CDs and DVDs and Blu-ray discs (through Select, a division of Archambault Group), online music distribution by way of file transfer (through Select Digital, a division of Archambault Group), music recording and video production (through Musicor, a division of Archambault Group), the recording of live concerts, the production of live-event video shows and television advertising (through Les Productions Select TV, a subsidiary of Archambault Group) and the production of music shows and concerts (through Musicor Spectacles, a division of Archambault Group). Through its production capacity made possible with Musicor Spectacles and Les Productions Select TV, Archambault Group is now fully integrated in Canada’s music industry, as a producer of a wider offering of media solutions, and a growing participant in the live-event production industry.

We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc. (“CEC Publishing”), 13 general literature publishers under the Groupe Sogides Inc. (“Sogides Group”) umbrella, and Messageries A.D.P. Inc. (“Messageries A.D.P.”), the exclusive distributor for approximately 165 Quebec and European French-language publishers.

For the year ended December 31, 2010, the revenues of our Leisure and Entertainment segment totalled $302.5 million and operating income totalled $27.5 million. For the year ended December 31, 2009, the revenues of our Leisure and Entertainment segment totalled $307.8 million and operating income totalled $25.9 million.

Cultural Products Production, Distribution and Retailing

Archambault Group is one of the largest chains of music and book stores in the Province of Quebec with 16 retail locations, consisting of 15 Archambault megastores and one Paragraphe bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its websites archambault.ca. Archambault Group also operates music and books downloading services, known as zik.ca and Jelis.ca, with per-item fees.

Archambault Group, through Select, is also one of the largest independent music distributors in Canada with 20% of the Province of Quebec market and 64% of the Province of Quebec French market. Select has a catalogue of over 5,463 different CDs, 1,318 DVDs and VHS videos, a large number of which are from French speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 77,000 songs available through 192 retailers worldwide.

Book Publishing and Distribution

Through Sogides Group (which is comprised of 13 publishing houses: six in Groupe Librex inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, four in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and three in Groupe Ville-Marie Littérature inc., namely L’Hexagone, VLB Éditeur and Typo) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Quebec’s largest book publishing groups. In 2010, we published or reissued a total of 618 titles.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 165 Province of Quebec and European French-language publishers. We distribute French-language books to approximately 2,750 retail outlets in Canada.

Ownership

We own 100% of the issued and outstanding capital stock of Archambault Group, CEC Publishing and Groupe Sogides.

Interactive Technologies and Communications

Through our Nurun subsidiary, we provide interactive communication and technology services in North America, Europe and China. Nurun helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs, client relationships and social media strategy. Nurun’s clients include organizations and multinational corporations such as L’Oréal, Groupe Danone, BRP, Tag Heuer, SEAT, AT&T, Videotron, Home Depot, Ferrero, Chivas Regal, Telecom Italia, Sears Canada and the Government of Quebec.

For the year ended December 31, 2010, our Interactive Technologies and Communications segment generated revenues of $98.0 million and operating income of $6.0 million. For the year ended December 31, 2009, our Interactive Technologies and Communications segment generated revenues of $91.0 million and operating income of $4.1 million.

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

Environment

Some of our operations are subject to federal, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate.

Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure. Furthermore, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

C – Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of January 1, 2011 and shows the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the bottom indicates the percentage of voting rights held).

Quebecor, a communications holding company, owns 54.72% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The Caisse de dépôt et placement du Québec is one of Canada’s largest pension fund managers.

D – Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Quebec, Canada H3C 4M8.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Quebec, Canada H3C 4M8, in the same building as Quebecor Media’s head office. Videotron also owns several buildings in Montréal, the largest building of which is located at 2155 Pie IX Street in Montréal (approximately 128,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montréal (approximately 72,000 square feet). Videotron leases approximately 52,000 square feet of office space in a building located at 800 de la

Gauchetière Street in Montréal to accommodate staffing growth. Videotron also leases approximately 50,000 square feet in a building located at 4545 Frontenac Street in Montréal and 47,000 square feet in a building located at 888 De Maisonneuve Street in Montréal. In Québec City, Videotron owns a building of approximately 40,000 square feet where its regional headend for the Québec City region is located. Videotron also owns or leases a significant number of smaller locations for signal reception sites and customer service and business offices.

News Media

Sun Media’s and Osprey Media’s principal business offices are located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and 100 Renfrew Drive, Suite 110, Markham, Ontario, Canada L3R 9R6.

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our newspaper operations. No other single property currently used in our News Media segment exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)
Islington, Ontario 2250 Islington Avenue[1]	Operations building, including printing plant — Toronto Sun 24 Hours (Toronto)	531,400

Mirabel, Quebec 12800 Brault Street[2]	Operations building, including printing plant — Journal de Montréal 24 Heures (Montréal)	235,000

London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	147,600

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	90,000

Vanier, Quebec 450 Bechard Avenue	Operations building, including printing plant — Journal de Québec	74,000

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun and Head Office (leased until 2020)	70,000

Montréal, Quebec 4545 Frontenac Street[2]	Operations building — Journal de Montréal	69,900

Peterborough, Ontario 730 Kingsway	Operations building, Peterborough Examiner	63,000

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	63,000

St. Catharines, Ontario 17 Queen Street	Operations building — St. Catharines Standard	56,300

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	50,700

[1]	In 2008, printing of the Toronto Sun was fully transferred to Quebecor Media Printing’s facility in Islington, Ontario.
[2]	In 2008, printing of the Journal de Montréal was fully transferred to Quebecor Media Printing’s facility in Mirabel, Quebec.

Television Broadcasting

Our television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard in a complex of four buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publications.

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

E – Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act (Canada) and the Broadcasting Act (Canada)

On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel was mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review was to provide recommendations to the Government of Canada on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings were identified as an important issue. Quebecor Media, like several other interested parties, has filed a submission. In June 2008, the Panel filed its report. This report recommended that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, it was suggested that the Minister of Industry seek an amendment to the Telecommunications Act to allow foreign companies to establish a new telecommunications business in Canada or to acquire an existing telecommunications company with a market share of up to 10% of the telecommunications market in Canada. In the second phase, it was recommended that, following a review of broadcasting and cultural policies (including foreign investment), telecommunications and broadcasting foreign investment restrictions be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies.

On March 3, 2010, the Throne Speech opening the new session of Parliament reintroduced the Government’s objective to relax the foreign ownership restrictions. The most recent round of consultations of this subject was held in June and July 2010. A consultation document issued by the Government at that time listed three options for loosening restrictions: (1) increase the direct limit for foreign ownership of broadcasting and telecommunication companies to 49 percent; (2) permit unrestricted foreign investment in start-up telecommunications companies as well as existing small industry players, defined as those with less than 10 percent of total telecommunications revenues in Canada; and (3) remove the telecommunications restrictions completely. Public statements by the Minister of Industry have since indicated that the Government seeks to enact its chosen option in time for the next wireless spectrum auction, which is expected to be held in late 2012 or early 2013.

Ownership and Control of Canadian Broadcast Undertakings

The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron, TVA Group and Sun Media are qualified Canadian corporations.

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

“Diversity of Voices”

On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices”. In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings (“BDUs”). The CRTC’s existing policies with respect to the common ownership of over-the-air (“OTA”) television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings and TVA Group’s programming activities are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act, which empowers Industry Canada to establish and administer the technical standards that networks and transmission must comply with, namely, maintaining the technical quality of signals.

The CRTC has, among other things, the power under the Broadcasting Act and regulations promulgated thereunder to issue, subject to appropriate conditions, amend, renew, suspend and revoke broadcasting licenses, approve certain changes in corporate ownership and control, and establish and oversee compliance with regulations and policies concerning broadcasting, including various programming and distribution requirements, subject to certain directions from the Federal Cabinet.

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

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Decision CRTC 2010-87). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron operates 44 of these exempted cable systems.

In Broadcasting Decision CRTC 2008-100, the CRTC announced the regulatory framework for BDUs and discretionary programming services. The CRTC has decided to exempt from its licensing requirements broadcasting distribution companies with fewer than 20,000 subscribers, harmonize as much as possible the rules between satellite and terrestrial distribution companies, eliminate most rules governing how channels are packaged, modify its approach to dispute resolution for complaints that involve allegations of undue preference or undue disadvantage, require broadcasting distribution companies to continue offering a basic service package after the transition to digital, and initiate proceedings to explore how new forms of digital and interactive advertising could benefit the broadcasting system as a whole.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category 2 digital services and video-on-demand services.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations enacted in 1998 (the “1998 Regulations”), apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

•

Competition and Carriage Rules. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behaviour on the part of certain distributors.

•

Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 2,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

•

Canadian Programming and Community Expression Financing Rules. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved. In Broadcasting Regulatory Policy 2009-406 issued on July 6, 2009 with respect to the Local Production Improvement Fund (“LPIF”), a fund created to help finance local television stations, the CRTC determined that for the upcoming broadcast year the appropriate contribution level by BDUs to the LPIF should be 1.5% of their respective gross revenues. Broadcasting Regulatory Policy 2010-167 identified further procedural requirements with respect to the LPIF, and maintained the contribution level of 1.5% of the prior broadcast year’s gross revenues derived from broadcasting activities.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors.

Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units.

In Broadcasting Regulatory Policy CRTC 2011-59, the CRTC established standard conditions of license to video-on-demand (“VOD”) undertakings pursuant to which exclusive programming rights were prohibited.

On January 26, 2011, in Decision CRTC 2011-48, the CRTC set out its findings on complaints filed by TELUS and Bell concerning exclusive TVA content on Videotron’s illico on Demand service. The CRTC found that TVA and/or Videotron had contravened applicable regulations that prohibit them from giving an undue preference or subjecting any person to an undue disadvantage. To remedy the violations, the CRTC set out requirements including that TVA programs distributed on VOD be provided without delay to TELUS and to Bell and that, within thirty days following the date of the decision, the parties negotiate an agreement for the provision of TVA programming by VOD services or agree on a process for determining a reasonable fee and reasonable terms and conditions for the provision of TVA programming by VOD services. On February 25, 2011, TVA and Videotron filed with the CRTC two separate reports on the progress of negotiations with TELUS and Bell. An application for leave to appeal the decision has been filed with the Federal Court of Appeal.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers for non-basic services. The basic service fees charged by Class 1 (6,000 customers or more) cable providers are regulated by the CRTC until true competition exists in a particular service area. For all but two service areas, accounting for less than 6% of our subscribers, our basic service fees for our customers have been deregulated. The new distribution policy issued on October 30, 2008 announced that all retail rate regulations will be withdrawn on August 31, 2011.

The CRTC further restricts installation fees to an amount that does not exceed the average actual cost incurred to install and connect the outlet to a household situated in a residential area.

Other recent changes to regulations which have been announced

In connection with a corporate reorganization in February 2011 and pursuant to Broadcasting Decision CRTC 2011-51, the CRTC, (i) authorized Videotron General Partnership (“Videotron GP”), a partnership formed by Videotron and its wholly-owned subsidiary 9227-2590 Québec inc., to acquire the assets of the broadcasting undertakings of Videotron and (ii) approved the issuance to the partners of Videotron GP of new broadcasting licenses allowing them to continue operating the said broadcasting undertakings under the same terms and conditions as the licenses held by Videotron with respect to such broadcasting undertakings.

In Broadcasting Notice of Consultation CRTC 2010-860-1, the CRTC called for applications to operate a French-language general interest pay television. The Commission seeks comments on its preliminary view that opening up the general interest pay services genre to competition in the French-language market would not offer more diversity to consumers. If the Commission determines that this preliminary view cannot be sustained, it is prepared, in the context of this call, to entertain applications for a second French-language general-interest pay television service that would be directly competitive with Super Écran.

In Broadcasting Notice of Consultation CRTC 2010-783, the CRTC initiated a public proceeding to review its regulatory framework relating to vertical integration. In light of the growing trend of industry consolidation and the transition to digital technology, the CRTC will hold a public hearing in June 2011 to consider whether it is appropriate that it expand upon existing safeguards, including in particular the reverse onus provisions as they apply to undue preference or disadvantage allegations, so as to better take into account systemic changes in the broadcasting industry. It is the CRTC’s preliminary view that the reverse onus provisions should be made generally applicable to all programming undertakings as well as to all broadcasting distribution undertakings. The CRTC also intends to review and, where appropriate, update the issues examined in Broadcasting Public Notice 2005-35. The CRTC notes that the aim of this public hearing is to put in place norms for commercial interaction amongst interested parties within the broadcasting sector that would provide all players with a fair opportunity to negotiate for such key elements as programming rights and details of carriage. With specific regard to programming rights, the CRTC reiterates its view that generally it prefers to see distribution of programs on a non-exclusive basis, as this enhances consumer choice and furthers a competitive workplace.

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media”, the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On July 6, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

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

On August 31, 2009, the CRTC announced that it had made amendments to the Broadcasting Distribution Regulations, the Television Broadcasting Regulations (1987), the Pay Television Regulations (1990) and the Specialty Services Regulations (1990). These amendments introduce a requirement that contributions to Canadian programming be remitted on a monthly basis and reconciled on an annual basis. Among other things, the amended regulations:

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

The CRTC renewed on July 6, 2009, the broadcasting licenses for the French-language national television network, TVA Network, and the French-language television programming undertakings CFTM-TV Montréal, CFCM-TV Québec, CHEM-TV Trois-Rivières, CJPM-TV Saguenay, CHLT-TV Sherbrooke and CFER-TV Rimouski, from September 1, 2009 to August 31, 2011. This short-term renewal will allow the CRTC to consider the next renewal for the licenses issued to TVA Group at the same time as it examines the license requirements for its competitors, V (formerly TQS inc.) and the French-language television stations operated by the Canadian Broadcasting Corporation (Broadcasting Decision CRTC 2009-410).

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

Copyright Board Proceedings

Certain copyrights in radio, television, Internet and pay audio content are administered collectively and tariff rates are established by the Copyright Board of Canada (the “Copyright Board”). Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

For the period 2009-2013, the royalties have been set to between $0.48 and $0.98 per customer per month depending on the number of customers receiving the signal. The new tariff has been homologated after negotiation between the industry and collectives.

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

SOCAN filed new proposed tariffs with the Copyright Board for the years 2008, 2009, 2010 and 2011. SOCAN is not seeking any increase or modifications to the current tariff. The royalties are maintained at 1.9% for the years 2008 through 2011, and a station still has the option to opt out of the traditional blanket license, but on a monthly basis. This election is allowed only twice in each calendar year.

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

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008, 2009, 2010 and 2011that proposes to maintain those rates.

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

Royalties for Ringtones

Since 2006, Videotron sells ringtones directly to cellular phone users. After negotiating a proposed increase, SOCAN and the industry, including Videotron, came to an agreement on a new Tariff 24 for the period July 1, 2006 to and including the year 2013, the rate is 6% with a minimum royalty of six cents for the period 2006 to 2009, and 5% with a minimum royalty of five cents for the period 2009 to and including 2013.

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

Canadian Broadcast Programming (Off the Air and Thematic Television)

Programming of Canadian Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to regulations requiring that, over the broadcast year and over any six-month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18-hour period between 6:00 a.m. and 1:00 a.m. the following day) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, not less than 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty or thematic television channels also have to maintain a specified percentage of Canadian content in their programming generally set forth in the conditions of their license. At the time of its license renewal, a licensee shall devote not less than 55% of the broadcast year and of any six-month period specified in a condition of license to the broadcasting of Canadian programs.

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

Broadcasting License Fees

Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for broadcasting undertakings, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $1,500,000. The total annual Part II license fees to be paid by broadcasters are now capped to the lesser of the current Part II license fees, calculated according to section 11 of the Regulations, and $100 million, adjusted annually after 2010 by changes in the Consumer Price Index. Our broadcasting activities are subject to both fees.

In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. We have also asked to remove any obligations to use independent producers so that TV broadcasters can more often own intellectual property of TV programs and become able to exhibit such programs on new platforms as much as possible. On March 22, 2010, in Broadcasting Regulatory Policy CRTC 2010-167, the CRTC referred the question of its jurisdiction on a proposed regime for value for signal to the Federal Court of Appeal. On February 28, 2011, the Federal Court of Appeal rendered its decision determining that the CRTC has the power to establish a system to enable private local television stations to choose to negotiate with broadcasting distribution undertakings a fair value in exchange for the distribution of the programming services broadcast by those stations. Parties or intervenors who disagree with this decision have sixty days to file an application for leave to appeal to the Supreme Court of Canada.

Canadian Telecommunications Services

Jurisdiction

The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act. The Telecommunications Act provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers.”

In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier. Videotron also operates its own 3G+ mobile wireless network and offers services over this network as a Wireless Service Provider (“WSP”).

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

Application of Canadian Telecommunications Regulation

In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by a cable company results in that company being regulated as a carrier under the Telecommunications Act. This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.

In addition, the CRTC regulates the provision of telephony services in Canada.

Elements of the CRTC’s local telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where Videotron provides service; and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.

On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities-based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities-based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.

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

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Videotron’s agreement with Hydro-Quebec, by far the largest of the hydro-electric companies, was recently extended for two years and will expire in December 2012.

On December 2, 2010, the CRTC issued a decision revising the large ILECs’ support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in

Videotron’s operating territory. However, radical changes in rating methodology were rejected. A follow-on proceeding will consider further rating adjustments that may lead to further rate increases. We do not expect these changes to have a material impact on Videotron’s network cost structure.

Access by Third Parties to Cable Networks

In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party ISPs is mandated and tariffed according to conditions approved by the CRTC for cable operators.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. In a decision issued on August 30, 2010, the CRTC reaffirmed the network model underlying the cable operators’ third-party Internet access (or “TPIA”) services, and also reaffirmed its directive that, at the same time we offer any new retail Internet service speed, we file proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds, except for the Ultimate Speed Internet 120, for which the tariff item is awaiting approval. Several third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services. In addition, in follow-up proceedings to its decision of August 30, 2010, the CRTC is assessing whether large cable carriers should be required to provide static IP addresses under TPIA.

In a decision dated January 25, 2011, the CRTC ruled that incumbent telephone companies and cable operators may apply usage-based billing (UBB) charges, assessed on a per-end-user basis to Internet usage beyond pre-set monthly limits, to third party ISPs, subject to a mandatory 15% discount from retail UBB rates. On February 8, 2011, in response to requests from service providers and the general public, the CRTC initiated a review of this decision to determine, among other things, whether it affords small ISPs the flexibility to bring pricing discipline, innovation and consumer choice to the residential retail Internet service market.

As a result of these requirements, and depending upon the outcome of the UBB decision review, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Internet Traffic Management Practices

On October 21, 2009, the CRTC issued a regulatory policy regarding the Internet traffic management practices (ITMPs) of ISPs. The policy attempts to balance the freedom of Canadians to use the Internet for various purposes with the legitimate interests of ISPs to manage the traffic thus generated on their networks, consistent with legislation, including privacy legislation. Among other things, the policy sets rules for ensuring transparency in the use of economic and technical ITMPs, and establishes an ITMP framework that provides a structured approach to evaluating whether existing and future ITMPs are in compliance with the prohibition on unjust discrimination (e.g. as against specific applications or content) found in the Telecommunications Act. Specific rules are also established to ensure that wholesale customers are not subjected to unjust discrimination.

On June 30, 2010, the CRTC determined that the policy framework regarding ITMPs applies to the use of mobile wireless data services to provide Internet access.

While we consider Videotron’s current ITMPs to be fully compliant with the policy, we note that the policy may limit the range of ITMPs Videotron could choose in the future, thereby potentially constraining our ability to recover our costs associated with providing access to our network.

Regulatory Framework for Mobile Wireless Services

Industry Canada’s policy framework for the 2008 AWS auction contained several measures intended to promote new facilities-based entry into the wireless industry. Among these measures were proposed rules to mandate inter-carrier roaming and the sharing of wireless antenna sites. On November 29, 2008, Industry Canada published the final rules for mandated roaming and site sharing, as well as the final arbitration procedure for resolving commercial disputes related to roaming and site sharing. These rules and procedures are now in effect.

On November 23, 2010, Industry Canada initiated a detailed review of its policies concerning mandatory antenna site sharing, tower sharing and roaming. This review is expected to be completed in mid-2011 and could affect the scope of carriers’ obligations under these policies and the effectiveness of the arbitration and other mechanisms available to resolve inter-carrier disputes.

On November 30, 2010, Industry Canada launched a public consultation with a view to auctioning 70 to 90 MHz of spectrum in the 700 MHz band before the end of 2012. A second public consultation was launched on February 12, 2011, with a view to auctioning 60 to 120 MHz of spectrum in the 2.5 GHz band. Both frequency bands are considered attractive candidates for the deployment of 4G Long Term Evolution (LTE) mobile wireless technology. Among the issues being considered in the consultations are: the quantity of spectrum to be auctioned; technical issues related to band plans and international coordination; the extent to which existing holders use their spectrum resources; the possible adoption of measures to promote competition, such as spectrum caps or set-asides; and the possible adoption of measures to promote open access to carrier networks. Industry Canada has also proposed three options related to auction timing: (i) the 700 MHz auction first, followed by the 2.5 GHz auction one year later; (ii) the 2.5 GHz auction first, followed by the 700 MHz auction one year later; or (iii) a combined auction to be held six months later than the first auction in the case of separate auctions. The first auction is expected to be held in late 2012 or early 2013. Decisions on all of these issues could affect Videotron’s ability to acquire additional spectrum resources under favourable terms, if needed.

The government’s decision on foreign ownership restrictions could affect Videotron’s ability to acquire spectrum resources under favourable terms, if needed, and could also affect the overall competitive conditions in Canadian broadcasting and telecommunications.

The CRTC also regulates mobile wireless services under the Telecommunications Act. On August 12, 1994, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to mobile wireless service. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of mobile wireless service. Since 1994, the CRTC has exercised this power, for example, to mandate wireless number portability, and to require all WSPs to upgrade their networks to more precisely determine the location of a person using a mobile phone to call 911.

Canadian Publishing

General

Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada), which limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than, subject to limited exceptions, a “Canadian issue” of a “Canadian newspaper”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in vote and in value, and controlled in fact by Canadians. In addition, the publication must be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, our commercial advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differs from accounting principles generally accepted in the United States (“U.S. GAAP”) in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, as they relate to our financial statements and the extent to which these differences affect our consolidated financial statements, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2010 and 2009 and see note 27 to our audited consolidated financial statements for the year ended December 31, 2008. All financial figures are reported in Canadian dollars, unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors”.

OVERVIEW

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenues include: subscriptions for cable television, Internet access and cable and mobile telephony services; newspaper advertising, circulation and internet/portal services; television broadcasting advertising, distribution and subscription; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of music products (compact discs, or CDs, digital video discs, or DVDs, musical instruments, music recording and live event promotion and production); and rental and sale of videos and games.

Quebecor Media’s principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box, handsets and modem costs. Major components of its operating expenses include wages and benefits, subcontracting costs, advertising, and regulatory expenses.

TREND INFORMATION

Some of Quebecor Media’s businesses are cyclical in nature. They are dependent on advertising and, in the News Media segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Québec, Ontario and Alberta.

In the News Media segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, the traditional run of press advertising for major multi-market retailers has been declining over the past few years due to consolidation in the retail industry combined with a shift in marketing strategy toward other media. In order to respond to such competition, our News Media operations continue to expand their Internet presence through branded websites, including French and English language portals and specialized sites.

Changes in the price of newsprint can have a significant effect on the News Media segment’s operating results as newsprint is its principal expense besides wages and benefits and represented approximately 9.8% ($81.4 M) of our News Media segment’s operating expenses for the year ended December 31, 2010. Newsprint prices have historically experienced significant volatility. We currently anticipate that the market price of newsprint will increase in 2011, based on recent announcements from our supplier citing higher manufacturing costs.

Competition continues also to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscribers’ growth recorded in the Telecommunications sector throughout past years is not necessarily representative of future growth due to penetration rates currently reached.

The broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only towards specialty channels but also towards content delivery platforms that allow users greater control over content and timing, such as the Internet, Video-on-Demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want and on the media they want.

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

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2010.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2010

	Percentage of equity	Percentage of vote
Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0%	100.0%
Osprey Media Publishing Inc.	100.0%	100.0%
Canoe Inc.	100.0%	100.0%
TVA Group Inc.	51.4%	99.9%
Archambault Group Inc.	100.0%	100.0%
Sogides Group Inc.	100.0%	100.0%
CEC Publishing Inc.	100.0%	100.0%
Nurun Inc.	100.0%	100.0%

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the acquisition of the outstanding Common Shares of Nurun Inc. (“Nurun”) that were not already held for a total cash consideration of $75.2 million in 2008 and the repurchase by TVA Group Inc. (“TVA Group”) of 3,000,642 Class B shares for a cash consideration of $51.4 million in 2008. Over the past three years, Quebecor Media’s equity interest in TVA Group has increased from 45.2% at January 1, 2008 to 51.4% as of December 31, 2010. During the same period, Quebecor Media’s interest in Canoe Inc. (“Canoe”) increased from 92.5% to 100.0%.

On January 1, 2011, Osprey Media was wound up and its operations integrated into Sun Media Corporation.

HIGHLIGHTS SINCE END OF 2009

•	Quebecor Media’s sales topped $4.00 billion for the first time in 2010, propelled by sustained growth in the Telecommunications segment.

•

Quebecor Media’s operating income increased by $63.1 million (4.9%) compared with 2009 to reach a total of $1.35 billion in 2010. Operating income continued to grow, despite the negative impact ($32.8 million) on the 2010/2009 comparison of the reversal in 2009 of the provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fees, and of costs related to several product launches.

Telecommunications

•

The most noteworthy event of 2010 was unquestionably the launch of a new mobile services network (“3G+ network”) by Videotron Ltd. (“Videotron”) on September 9, 2010. As of December 31, 2010, there were 92,600 subscriber connections to the new network, including 36,800 migrations from the mobile virtual network operator (“MVNO”) service. After Montréal, Québec City and municipalities along the Montréal-Québec corridor, Videotron announced the official launch of its 3G+ mobile communications service in the Mauricie, Sherbrooke, Salaberry-de-Valleyfield, Laurentians, Bois-Francs and Côte-de-Beaupré regions in the fourth quarter of 2010.

•

Startup costs of Videotron’s new 3G+ mobile services network affected the Telecommunications segment’s fourth quarter 2010 results. In the first months following a product launch, it is common for the new revenues generated to be insufficient to cover the higher expenses, which in the case of the 3G+ network include customer acquisition costs per new connection and the amortization charge.

•

On September 9, 2010, Videotron launched illico mobile, a service delivered over the 3G+ network that provides customers with mobile telephone access to television programs and series from 30 channels, to music from 45 Galaxie channels, and to the illico mobile store, which carries a varied catalogue of nearly 35,000 digital titles.

•

On June 16, 2010, Videotron launched its illico web service (illicoweb.tv), an Internet television service that delivers a vast selection of content via the Web at no additional cost to subscribers to Videotron’s Digital TV and Internet access services. illicoweb provides Videotron customers with computer access to hundreds of French- and English-language titles from 33 television channels.

•	In 2010, Videotron recorded combined customer growth for all its services for the seventh year in a row.

News Media

•

The restructuring and cost-reduction initiatives introduced at the end of 2008 in the News Media segment generated additional savings of approximately $33.0 million in 2010, for total annualized savings of $99.0 million since the program began.

•

During 2010, the Company continued developing its investment plan in the News Media segment in order to increase its revenue streams. Among other things, the QMI Agency pursued its development by setting up two newsrooms, in Montréal and Toronto, creating multiplatform teams for event coverage and centralizing photo coverage across Canada. Since July 1, 2010, the QMI Agency has been the main supplier of general news content to our media properties, following the termination of Quebecor Media’s relationship with The Canadian Press. Meanwhile, Sun Media Corporation launched eight new community newspapers in 2010. The QMI National Sales Office in Toronto also reached national multiplatform advertising agreements with new clients and the Quebecor Media Network continued development of its own distribution network, expanding its territory to four new regions in Québec.

•

On February 26, 2011, the members of the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) voted 64.1% to accept the mediator’s recommendation for a settlement to the labour dispute at Le Journal de Montréal. On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, the employer had declared a lockout. Quebecor Media expressed satisfaction with the results of the vote by the STIJM membership and accepted the mediator’s recommendation. The parties must now negotiate a back-to-work agreement to end the dispute.

•

On February 3, 2011, Quebecor Media expanded its distribution network and its stable of community newspapers with the acquisition of Les Hebdos Montérégiens’ 15 newspapers. Sun Media Corporation now has 71 community newspapers across Québec and Quebecor Media’s distribution network has the capacity to reach more than 3.1 million Québec households (87% of the total).

•

On December 16, 2010, the Société de transport de Montréal (“STM”) announced an agreement with Quebecor Media for the publication and exclusive distribution of the free daily 24 heures in Montréal’s Métro system. The renewable agreement, with a minimum term of 5 years, brought 24 heures into Métro stations as of January 3, 2011.

Other highlights

•

In March 2011, Quebecor Media completed another step in its development plan by reaching an agreement with Québec City granting Quebecor Media management and naming rights for a 25-year period related to the arena to be built in Québec City. These rights are a major asset to Quebecor Media in its efforts to obtain a National Hockey League franchise for Québec City.

•

On November 26, 2010, the CRTC granted the partnership formed by TVA Group Inc. (“TVA Group”) and Sun Media Corporation a licence to operate a Category 2 specialty channel to be known as The Sun TV News Channel (“Sun News”). The new English-language news and opinion channel should launch during the spring of 2011. Sun News will offer comprehensive coverage of the events that impact Canadian society and the country’s political and economic life.

•

On November 10, 2010, Quebecor Media announced the creation of a new national sales office in Québec. Like the QMI National Sales Office in Toronto for the English-language market, this office will offer the French-language market the new integrated approach to marketing solutions. Quebecor Media is pooling the expertise of its various teams to provide a one-stop shop in Québec, where sales representatives will offer solutions that meet each customer’s specific needs.

•

On September 7, 2010, TVA Group signed a new collective agreement with its employees in Montréal, which was approved by the membership on July 7, 2010. The new collective agreement expires on December 31, 2012.

Financing

•

On January 5, 2011, Quebecor Media completed an issuance of Senior Notes in the aggregate principal amount of $325.0 million, for net proceeds of $319.2 million (net of financing fees). The Notes bear interest at a rate of 7 3/8% and mature in January 2021. This transaction marks Quebecor Media’s inaugural offering on the Canadian high-yield market, adding to its established presence in the U.S. high-yield market. Quebecor Media used the net proceeds from the placement to make a $288.0 million injection into Sun Media Corporation and for general corporate purposes. Sun Media Corporation used the Quebecor Media injection to finance the early repayment and withdrawal, on February 15, 2011, of all its outstanding 7 5/8% Senior Notes maturing on February 15, 2013, in the aggregate principal amount of US$205.0 million, and to finance the settlement and cancellation of related hedges.

•	In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid down the $114.8 million balance on its term credit facility. On June 30, 2010, all Osprey Media’s credit facilities were cancelled.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. On January 14, 2010, Quebecor Media also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013, and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

•

On January 13, 2010, Videotron closed a placement of $300 million aggregate principal amount of its 7 1/8% Senior Notes maturing in 2020, for net proceeds of $293.9 million (net of financing fees). This transaction was Videotron’s inaugural offering on the Canadian high-yield market.

NON-GAAP FINANCIAL MEASURES

We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below presents a reconciliation of operating income to net income (loss) as presented in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2010 and 2009 presented in Table 2 below is derived from our unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the operating income measure used in this report to the net income (loss) measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year Ended December 31					Three months ended December 31
	2010	2009	2008	2007	2006	2010	2009
Operating income:
Telecommunications	$1,035.9	$972.9	$797.9	$642.3	$509.8	$259.6	$280.9
News Media	200.3	199.5	227.1	232.8	217.7	60.1	69.3
Broadcasting	76.2	80.0	66.0	59.4	41.8	29.9	32.2
Leisure and Entertainment	27.5	25.9	20.2	26.9	19.3	11.2	8.4
Interactive Technologies and Communications	6.0	4.1	5.1	2.8	7.5	2.5	1.4
Head Office	1.9	2.3	3.3	(0.8)	0.5	1.8	(0.9)

	1,347.8	1,284.7	1,119.6	963.4	796.6	365.1	391.3
Amortization	(399.7)	(341.5)	(316.7)	(287.7)	(258.0)	(121.6)	(86.9)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)	(212.9)	(72.2)	(64.9)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)	(9.9)	(11.7)	(23.6)	2.5
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)	(16.7)	(24.3)	(21.5)
Loss on debt refinancing	(12.3)	—	—	(1.0)	(342.6)	—	—
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	(5.4)	(180.0)	—	—
Income taxes	(166.7)	(177.3)	(155.2)	(75.7)	53.8	(26.4)	(61.3)
Non-controlling interest	(18.8)	(23.8)	(23.2)	(19.3)	(0.7)	(9.8)	(10.7)
Income from discontinued operations	—	2.9	2.3	5.2	2.0	—	—

Net income (loss)	$480.7	$525.1	$(378.7)	$328.3	$(170.2)	$87.2	$148.5

Cash Flows from Segment Operations

We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment and additions to intangible assets (excluding initial amount disbursed for the acquisition or renewal of licenses), plus proceeds from the disposal of assets. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section.

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

Table 3 provides a reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the consolidated financial statements.

Table 3

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the consolidated financial statements

(in millions of Canadian dollars)

	2010	2009	2008
Free cash flows from continuing operating activities (see Table 4)	$103.6	$350.5	$243.2
Additions to property, plant and equipment	705.6	491.1	465.6
Additions to intangible assets[1]	113.9	111.5	83.0
Proceeds from disposal of assets[2]	(53.0)	(3.6)	(5.7)

Cash flows provided by operating activities	$870.1	$949.5	$786.1

[1]	Excluding initial disbursement in 2008 for acquisition of 3G+ network licenses.
[2]	2010 figures include sale of certain tangible assets in the News Media segment

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP or U.S. GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates

ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2010/2009 FINANCIAL YEAR COMPARISON

Analysis of Consolidated Results of Quebecor Media

Revenue: $4.00 billion, an increase of $193.7 million (5.1%).

•

Revenues increased in Telecommunications ($207.8 million or 10.4% of segment revenues) mainly because of customer growth for all services, in Broadcasting ($9.2 million or 2.1%), and in Interactive Technologies and Communications ($7.0 million or 7.7%).

•

Revenues decreased in News Media (by $20.1 million or -1.9%), mainly because of lower advertising revenues at the community newspapers and directories, as well as lower circulation revenues, and also in Leisure and Entertainment ($5.3 million or -1.7%).

Operating income: $1.35 billion, an increase of $63.1 million (4.9%).

•

Operating income increased in Telecommunications ($63.0 million or 6.5% of segment operating income), in Interactive Technologies and Communications ($1.9 million or 46.3%), and in Leisure and Entertainment ($1.6 million or 6.2%).

•	The News Media segment’s operating income was flat.

•	Operating income decreased in Broadcasting (by $3.8 million or -4.8%).

•

The variance in operating income includes a $32.8 million unfavourable variance (including $25.6 million in the Telecommunications segment and $7.2 million in the Broadcasting segment) related to the adjustment to CRTC Part II licence fees in 2009 (for more details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Telecommunications and Broadcasting segments).

•

A change in the fair value of Quebecor Media resulted in a $1.4 million unfavourable variance in the stock-based compensation charge in 2010 compared with 2009. The increase in Quebecor’s stock price resulted in a $6.6 million unfavourable variance in the Company’s stock-based compensation charge in 2010.

•

Excluding the impact of the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal of the accumulated CRTC Part II licence fee provision in the fourth quarter of 2009, the increase in operating income in 2010 would have been 8.2%, compared with 10.3% in 2009.

Net income: $480.7 million in 2010, compared with $525.1 million in 2009, a decrease of $44.4 million (-8.5%).

•	The decrease was mainly due to:

•	$58.2 million increase in amortization charge;

•	$27.2 million increase in financial expenses;

•	$20.7 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$15.4 million unfavourable variance in gains on valuation and translation of financial instruments;

•	recognition in 2010 of losses on debt refinancing, totalling $12.3 million.

Partially offset by:

•	$63.1 million increase in operating income;

•	favourable variance in 2010 related to recognition in 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets.

Amortization charge: $399.7 million, a $58.2 million increase due mainly to significant capital expenditures in 2009 and 2010 in the Telecommunications segment, including commencement of amortization of 3G+ network equipment and licences following the network launch on September 9, 2010.

Financial expenses: $265.4 million, an increase of $27.2 million.

•	The increase was due mainly to:

•	$7.9 million unfavourable variance in exchange rates on operating items;

•	higher base interest rates;

•

$4.8 million decrease in interest capitalized to property, plant and equipment and intangible assets. This amount is the portion of interest no longer capitalized to investment in the development of the 3G+ network since the network launch on September 9, 2010.

Gain on valuation and translation of financial instruments: $46.1 million in 2010 compared with $61.5 million in 2009, an unfavourable variance of $15.4 million.

•	The increase was mainly due to the unfavourable variance in gains and losses on the ineffective portion of fair value hedges resulting from interest rate fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $50.3 million compared with $29.6 million in 2009, an unfavourable variance of $20.7 million.

•	In connection with the startup of its 3G+ network, Videotron recorded a $10.0 million charge for cancellation of its MVNO contract and a $13.9 million charge for migration costs.

•

A $0.6 million charge for restructuring of operations ($0.3 million in 2009), a $0.2 million charge for impairment of assets ($0.2 million in 2009), and a $3.3 million gain on sale of assets ($0.8 million loss in 2009) were recorded in the Telecommunications segment in 2010.

•

In 2010, a $17.8 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff-reduction programs, compared with a $26.3 million charge in 2009. Some segment assets were also sold following these initiatives, resulting in a net gain of $2.5 million in 2010. In addition, a $3.5 million non-cash impairment charge on certain assets was recorded in 2010, compared with $0.4 million in 2009.

•

In connection with the repositioning of the over-the-air television station Sun TV and with the creation of the new Sun News specialty channel, the Broadcasting segment recognized an $8.2 million asset impairment charge on equipment and broadcast rights in 2010.

•	A $1.9 million charge for restructuring and other items was recorded in other segments in 2010, compared with $1.6 million in 2009.

Loss on debt refinancing: $12.3 million in 2010 compared with nil in 2009.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements in the amount of $30.9 million, for a total cash disbursement of $206.7 million. This transaction generated a $10.4 million loss on debt refinancing (excluding income tax), including the $6.5 million loss already reported in other comprehensive income and reclassified in the statement of income.

•

In May 2010, Osprey Media paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. This transaction led to the reclassification to income of a $1.9 million loss (excluding income tax) previously recorded under other comprehensive income. Osprey Media’s credit facilities were cancelled on June 30, 2010.

Non-cash charge for impairment of goodwill and intangible assets: Nil in 2010 compared with $13.6 million in 2009.

•

An additional non-cash goodwill impairment charge of $5.6 million, without any tax consequences, was recorded in 2009 as an adjustment to the non-cash goodwill impairment charge recorded in the fourth quarter of 2008.

•	The Company recorded an $8.0 million charge in 2009 for impairment of mastheads of publications in the News Media segment, following its annual impairment test.

Income tax expense: $166.7 million (effective tax rate of 25.0%) in 2010, compared with $177.3 million (effective tax rate of 24.5%) in 2009.

•	The $10.6 million favourable variance, the effective tax rates and the fluctuation in these rates in 2010, compared with 2009, were primarily due to:

•	decrease in income before income taxes and non-controlling interest;

•	reduction in future tax liabilities in 2010 in light of developments in tax audits, jurisprudence and tax legislation;

•	recognition in 2010 of tax benefits in the amount of $2.7 million related to tax consolidation transactions with the parent company.

Partially offset by:

•	recognition in 2009 of tax benefits in the amount of $14.2 million related to tax consolidation transactions with the parent company;

•

less favourable impact in 2010 of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments.

Free cash flows from continuing operating activities: $103.6 million in 2010, compared with $350.5 million in 2009 (Table 4).

•	The $246.9 million decrease was essentially due to:

•	$214.5 million increase in additions to property, plant and equipment, mainly because of spending on the 3G+ network in the Telecommunications segment;

•

$72.3 million increase in use of funds for non-cash balances related to operations, mainly because of an increase in investments in the Telecommunications segment following the launch of the 3G+ network;

•	$26.8 million increase in current income taxes;

•	$24.9 million increase in cash interest expense;

•	$9.2 million increase in the cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$63.1 million increase in operating income;

•	$49.4 million favourable variance in proceeds from disposal of assets, essentially due to the sale of certain tangible assets in the News Media segment.

Table 4: Quebecor Media

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2010	2009	2008
Cash flows from segment operations:
Telecommunications	$285.1	$451.0	$384.6
News Media	221.3	156.9	140.3
Broadcasting	52.6	56.9	44.2
Leisure and Entertainment	17.9	18.3	5.6
Interactive Technologies and Communications	3.4	0.7	1.5
Head Office and other	1.0	1.9	0.5

	581.3	685.7	576.7
Cash interest expense[1]	(252.9)	(228.0)	(266.7)
Cash portion of charge for restructuring of operations and other special items	(38.4)	(29.2)	(35.5)
Current income taxes	(56.5)	(29.7)	(12.7)
Other	(4.7)	4.6	(0.3)
Net change in non-cash balances related to operations	(125.2)	(52.9)	(18.3)

Free cash flows from continuing operating activities	$103.6	$350.5	$243.2

[1]

Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses, less interest capitalized to cost of property, plant and equipment, and intangible assets (see note 2 to the consolidated financial statements).

Table 5

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	2010	2009	2008
Operating income	$1,347.8	$1,284.7	$1,119.6
Additions to property, plant and equipment	(705.6)	(491.1)	(465.6)
Acquisitions of intangible assets[1]	(113.9)	(111.5)	(83.0)
Proceeds from disposal of assets[2]	53.0	3.6	5.7

Cash flows from segment operations	$581.3	$685.7	$576.7

[1]	Excluding initial disbursement in 2008 for acquisition of 3G+ network licenses.
[2]	2010 figures include the sale of certain tangible assets in the News Media segment.

Segmented Analysis

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,612,400 homes and serves approximately 2,024,800 customers. At December 31, 2010, Videotron had 1,811,600 cable television customers, including 1,219,600 subscribers to its illico Digital TV service. Videotron is also an Internet Service Provider (“ISP”) and telephone service provider, with 1,252,100 subscribers to its cable Internet access services and 1,114,300 subscribers to its cable telephone service. On September 9, 2010, Videotron launched a 3G+ network to deliver advanced mobile telephone services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones. As of December 31, 2010, there were 136,100 subscriber connections to Videotron’s mobile service, including 92,600 connections to its new 3G+ network. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephone, high-speed data transmission, Internet access, hosting, and cable television services, and Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) and its network of franchises, which sell and rent DVDs, Blu-ray discs and console games.

2010 operating results

Revenues: $2.21 billion in 2010, an increase of $207.8 million (10.4%).

•

Combined revenues from all cable television services increased $75.0 million (8.6%) to $950.6 million, due primarily to customer base growth, increases in some rates (reflecting, in part, the passing on to customers of CRTC fees for the Local Programming Improvement Fund), the migration from analog to digital service, increased video on demand and pay TV orders, and the success of high definition (“HD”) packages.

•

Revenues from Internet access services increased $70.1 million (12.2%) to $644.3 million. The improvement was mainly due to customer growth, customer migration to more advanced services, increases in some rates, and overage fees.

•	Revenues from cable telephone service increased $56.1 million (15.9%) to $409.9 million, almost entirely due to customer growth.

•

Revenues from mobile telephone service increased $11.7 million (28.3%) to $53.2 million, essentially because of customer growth resulting largely from the launch of the 3G+ network on September 9, 2010.

•	Revenues of Videotron Business Solutions increased $1.5 million (2.5%) to $59.8 million.

•	Revenues of Le SuperClub Vidéotron decreased $8.3 million (-26.2%) to $23.3 million, mainly as a result of the franchising of stores since January 2009 and the closure of some corporate stores.

•	Other revenues increased $1.7 million (2.6%) to $68.1 million due mainly to increased equipment sales to customers.

Monthly ARPU: $95.73 in 2010, compared with $88.21 in 2009, an increase of $7.52 (8.5%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 34,600 (1.9%) in 2010, compared with increases of 61,400 and 77,500 in 2009 and 2008 respectively (Table 6). As of December 31, 2010, Videotron had 1,811,600 customers for its cable television services, a household penetration rate of 69.3% (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,612,400 homes, as of the end of December 2010), compared with 69.0% a year earlier.

•

The customer base for the Digital TV service stood at 1,219,600 at December 31, 2010, an increase of 135,500 (12.5%) during the year, compared with increases of 156,800 and 159,100 in 2009 and 2008 respectively. As of December 31, 2010, illico Digital TV had a household penetration rate of 46.7% versus 42.1% a year earlier.

•

Migration from analog to digital service was the main reason for the 100,900 (-14.6%) decrease in the customer base for analog cable television services in 2010. By comparison, the number of subscribers to analog cable services decreased by 95,400 and 81,600 in 2009 and 2008 respectively.

Internet access – The number of subscribers to cable Internet access services stood at 1,252,100 at December 31, 2010, an increase of 81,500 (7.0%) from year-end 2009, compared with increases of 106,800 and 130,800 in 2009 and 2008 respectively (Table 6). At December 31, 2010, Videotron’s cable Internet access services had a household penetration rate of 47.9%, compared with 45.5% a year earlier.

Cable telephone service – The number of subscribers to cable telephone service stood at 1,114,300 at the end of December 2010, an increase of 100,300 (9.9%) from year-end 2009, compared with increases of 162,000 in 2009 and 215,600 in 2008 (Table 6). At December 31, 2010, the IP telephone service had a household penetration rate of 42.7%, compared with 39.4% a year earlier.

Mobile telephone service – As of December 31, 2010, the number of subscriber connections to the mobile telephone service stood at 136,100, an increase of 53,300 (64.4%) from year-end 2009. (Since September 9, 2010, there have been 92,600 subscriber additions to the new network, including 36,800 migrations from the MVNO network.) Leading up to the launch of the 3G+ network on September 9, 2010, activations on the MVNO network were ended as of July 1, 2010 (Table 6). There were 19,400 subscriber additions to the MVNO service in 2009 and 18,300 in 2008.

Table 6

Telecommunications segment year-end customer numbers (2006-2010)

(in thousands of customers)

	2010	2009	2008	2007	2006
Cable television:
Analog	592.0	692.9	788.3	869.9	948.8
Digital	1,219.6	1,084.1	927.3	768.2	623.6

Total cable television	1,811.6	1,777.0	1,715.6	1,638.1	1,572.4
Cable Internet	1,252.1	1,170.6	1,063.8	933.0	792.0
Cable telephone	1,114.3	1,014.0	852.0	636.4	397.8
Mobile telephone (thousands of connections)	136.1	82.8	63.4	45.1	11.8

Operating income: $1.04 billion, an increase of $63.0 million (6.5%).

•	The increase was due primarily to:

•	customer growth for all services;

•	increases in some cable television and Internet access rates;

•	increases in Internet overage fees and in contribution to income from HD packages, video on demand and pay TV;

•	more favourable operating margins on digital set-top boxes.

Partially offset by:

•	$25.6 million unfavourable variance resulting from the adjustment in 2009 to the provision for CRTC Part II licence fees (for details, see “Part II licence fees”);

•

increases in some operating expenses, among them costs related to the roll-out of the 3G+ network, including acquisition costs of $471 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies);

•	$7.4 million non-recurring reduction in operating expenses in 2009;

•	$2.8 million unfavourable variance in the stock-based compensation charge.

•

Excluding the variance in the stock-based compensation charge, and if the figures for all prior periods were restated to reflect the CRTC Part II licence fee adjustment, segment operating income would have increased by 9.6% in 2010, compared with 16.6% in 2009.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.1% in 2010, compared with 51.4% in 2009.

•	The increase was due primarily to:

•	higher operating costs related to the roll-out of the 3G+ network;

•	impact of the adjustment to the provision for CRTC Part II licence fees, which was favourable in 2009.

Partially offset by:

•	marginal impact on costs of increases in some rates.

Cash flows from operations

Cash flows from segment operations: $285.1 million in 2010, compared with $451.0 million in 2009 (Table 7).

•

The $165.9 million decrease was mainly due to a $233.9 million increase in additions to property, plant and equipment, essentially as a result of spending on the 3G+ network, partially offset by the $63.0 million increase in operating income.

Table 7: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2010	2009	2008
Operating Income	$1,035.9	$972.9	$797.9
Additions to property, plant and equipment	(668.0)	(434.1)	(356.7)
Acquisitions of intangible assets[1]	(90.6)	(89.9)	(60.1)
Proceeds from disposal of assets	7.8	2.1	3.5

Cash flows from segment operations	$285.1	$451.0	$384.6

[1]	Excluding the initial disbursement in 2008 for acquisition of 3G+ network licences.

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

On October 7, 2009, the parties to the proceeding, including Videotron, agreed to an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II licence fees for the period from September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $33.8 million provision for unpaid Part II licence fees in the Telecommunications segment as of August 31, 2009. The CRTC amended its regulations to limit the amount of the Part II licence fees for periods subsequent to August 31, 2009. The Telecommunications segment’s results for the period from September 1, 2009 to December 31, 2009 and for the year 2010 include provisions of $3.3 million and $10.0 million respectively.

News Media

Quebecor Media’s News Media segment, which includes Sun Media Corporation and Osprey Media, is Canada’s largest newspaper chain, counting both paid and free circulation, according to corporate figures. On January 1, 2011, Osprey Media’s operations were integrated into those of Sun Media Corporation. As of December 31, 2010, the News Media segment was publishing 36 paid-circulation dailies and 6 free dailies, including newspapers in nine of the ten largest urban markets in the country. It also publishes 198 community weeklies, magazines, weekly buyers’ guides, farm publications, and other specialty publications. According to corporate figures, the aggregate circulation of the News Media segment’s paid and free newspapers was approximately 15.1 million copies per week as of December 31, 2010.

The News Media segment also includes Canoe, an integrated company offering e-commerce, information and communication services. Canoe operates the Internet portal network of the same name, which logs over 8.7 million unique visitors per month in Canada, including 4.1 million in Québec (according to comScore Media Metrix figures for December 2010). The network owns or operates a family of sites that includes canoe.ca, canoe.qc.ca and La Toile du Québec (toile.com). Canoe also operates a number of e-commerce sites: jobboom.com (employment), micasa.ca (real estate), autonet.ca (automobiles), reseaucontact.com (dating), space.canoe.ca and espace.canoe.ca (social networking), classifieds.canoe.ca and classees.canoe.ca (classified ads), and canoeklix.com (cost-per-click advertising solutions).

As well, the News Media segment is engaged in the distribution of newspapers, magazines, inserts and flyers through, among others, the Quebecor Media Network. The segment also includes the QMI Agency, a news agency that provides content to all Quebecor Media properties and outside customers. In addition, the News Media segment offers commercial printing and related services to other publishers through its national printing and production platform. Through Quebecor MediaPages™, it conducts a combination of print and online directory publishing operations.

2010 operating results

Revenues: $1.03 billion, a decrease of $20.1 million (-1.9%).

•

Circulation revenues decreased 5.7% and advertising revenues 1.6%, mainly because of declines at the community newspapers and directories, while combined revenues from commercial printing and other sources increased 5.6%.

•	Revenues increased 1.0% at the urban dailies and decreased 4.8% at the community newspapers.

•

Revenues decreased 10.7% at the portals, essentially because of a 22.7% decline at the general-interest portals due to the distribution of some assets as part of a reorganization in June 2009 and the loss of a contract, partially offset by a 2.5% increase in revenues at the special-interest portals.

Operating income: Stable at $200.3 million.

•	The following favourable factors:

•	impact of restructuring initiatives, which generated an additional $33.0 million in cost savings;

•	$5.0 million favourable variance in multimedia employment tax credits;

•	$1.2 million impact of decrease in newsprint prices;

•	synergies from operational integration of Canoe;

were offset by:

•	impact of revenue decrease;

•	unfavourable variance related to reversal of provisions for bonuses in 2009;

•	increases in some operating expenses, including community newspaper startup costs in Québec and investments made to improve the quality of the free Toronto newspaper 24 Hours™;

•	unfavourable variance related to Quebecor Media Network startup costs.

•	Excluding the impact of the stock-based compensation charge and Quebecor Media Network startup costs, operating income would have increased by 4.1% in 2010, compared with a 7.3% decrease in 2009.

The restructuring measures introduced in late 2008 in the News Media segment included staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other resource centralization and optimization efforts across the segment’s operations in all regions. While the restructuring proceeds, development continues on new revenue streams, such as revenues from the marketing of content produced by the QMI Agency and the development of integrated, convergent solutions for customers. These include marketing initiatives by the new QMI National Sales Office and Quebecor Media Network’s integrated offerings of products and services.

Cost/revenue ratio: Operating costs for all News Media segment operations (expressed as a percentage of revenues) were 80.6% in 2010, compared with 81.1% in 2009. The decrease was mainly due to the restructuring initiatives and synergies, which yielded significant cost reductions, and higher employment tax credits, partially offset by the unfavourable impact of the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, the unfavourable variance related to the reversal of provisions for bonuses in 2009, and Quebecor Media Network startup costs.

Cash flows from segment operations: $221.3 million in 2010, compared with $156.9 million in 2009 (Table 8).

•

The $64.4 million increase was due essentially to a $43.3 million favourable variance in proceeds from disposal of assets, resulting primarily from the sale of certain tangible assets in the second quarter of 2010, and the $22.0 million decrease in additions to property, plant and equipment.

Table 8: News Media

Cash flows from operations

(in millions of Canadian dollars)

	2010	2009	2008
Operating Income	$200.3	$199.5	$227.1
Additions to property, plant and equipment	(11.4)	(33.4)	(77.1)
Acquisitions of intangible assets	(12.0)	(10.3)	(11.4)
Proceeds from disposal of assets	44.4	1.1	1.7

Cash flows from segment operations	$221.3	$156.9	$140.3

Other developments in 2010

On December 9, 2010, AbitibiBowater Canada Inc. (“AbitibiBowater”) successfully completed a reorganization and emerged from creditor protection under the Companies’ Creditors Arrangement Act in Canada and Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the News Media segment.

Broadcasting

TVA Group is the largest private producer and broadcaster of French-language entertainment, information and public affairs programming in North America. It is the sole owner of 6 of the 10 television stations in the

TVA Network, the English-language over-the-air station Sun TV, and the specialty channels LCN, AddikTV (formerly “Mystère”), Argent, Prise 2, YOOPA and CASA (formerly “Les idées de ma maison”). TVA Group also holds interests in two other TVA Network affiliates, the Canal Évasion specialty channel, and the English-language digital specialty channels The Cave and Mystery. As well, TVA Group holds a 51% interest in Sun News, the new English-language information and opinion specialty channel due to launch during the spring of 2011. TVA Group’s TVA Boutiques inc. subsidiary is engaged in teleshopping and online shopping. Its TVA Films division distributes films and television programs. The TVA Publishing Inc. (“TVA Publishing”) subsidiary operates more than 20 brands in the general-interest and entertainment categories. It is the largest publisher of French-language magazines in Québec, with over 70 magazines and 4 websites. Its TVA Studio division specializes in commercial production for the magazines.

2010 operating results

Revenues: $448.2 million, an increase of $9.2 million (2.1%).

•	Revenues from television operations increased $9.0 million, mainly due to:

•	higher advertising and subscription revenues at the specialty channels;

•	an increase in the TVA Network’s revenues from the Local Programming Improvement Fund;

•	higher revenues from commercial production and from TVA Films.

Partially offset by:

•	unfavourable variance in revenues from Canal Indigo due to the sale of the entity to Videotron on December 1, 2009;

•	lower advertising revenues at the TVA Network, in part because of migration of advertising dollars to other networks during the 2010 hockey playoffs and the Vancouver Olympics.

•	Total revenues from publishing operations increased by $1.0 million because of higher grant and advertising revenues, partially offset by lower revenues from newsstand sales.

Operating income: $76.2 million, a decrease of $3.8 million (-4.8%).

Operating income from television operations decreased $4.5 million, mainly due to:

•	$7.2 million unfavourable variance resulting from the adjustment to the provision for CRTC Part II licence fees in 2009 (for details, see “Part II licence fees”);

•	higher content costs at the TVA Network and specialty channels as a result of programming strategy.

Partially offset by:

•	impact of increased revenues at the specialty channels and TVA Films;

•	favourable variance in 2010 related to recognition in 2009 of a $1.2 million allowance for bad debts in TVA Films due to one customer’s precarious financial position.

•	Operating income from publishing operations increased by $0.6 million, mainly as a result of the impact of the revenue increase.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 83.0% in 2010, compared with 81.8% in 2009. The increase in costs as a proportion of revenues mainly reflects higher content costs at the TVA Network and specialty channels, as well as the impact of adjustments to CRTC Part II license fees, which was favourable in 2009.

Cash flows from segment operations: $52.6 million in 2010, compared with $56.9 million in 2009, a decrease of $4.3 million (Table 9).

•	The negative variance was mainly due to the $3.8 million decrease in operating income.

Table 9: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	2010	2009	2008
Operating Income	$76.2	$80.0	$66.0
Additions to property, plant and equipment	(18.5)	(16.5)	(17.8)
Acquisitions of intangible assets	(5.9)	(7.0)	(4.1)
Proceeds from disposal of assets	0.8	0.4	0.1

Cash flows from segment operations	$52.6	$56.9	$44.2

Other developments in 2010

On March 17, 2010, the Board of Directors of TVA Group authorized a normal course issuer bid for up to 972,545 Class B shares, or approximately 5% of the issued and outstanding Class B shares. The purchases will be made at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange (“TSX”), and in accordance with the requirements of the Exchange. No Class B shares were repurchased in 2010.

On October 13, 2010, the CRTC approved TVA Group’s licence applications for two French-language Category 2 specialty channels. The first will carry programs about fashion, beauty and lifestyle, and is scheduled to launch in spring 2011. The second will carry programs about celebrity news, the entertainment industry and humour.

On February 26, 2010, the CRTC approved TVA Group’s licence application for a Category 2 specialty channel devoted to all facets of sports, focusing on Canadian pro sports with mass appeal.

Part II licence fees

The facts noted in the discussion of the results of the Telecommunications segment above, under “Part II licence fees,” also apply to the Broadcasting segment. In 2008, the Broadcasting segment recorded provisions for Part II licence fees totalling $7.2 million, including a retroactive provision for Part II licence fees accumulated since September 1, 2006. Further to the out-of-court settlement reached on October 7, 2009, in the fourth quarter of 2009, the Broadcasting segment reversed a $9.0 million provision for Part II licence fees accrued since September 1, 2006 and unpaid as of August 31, 2009. In view of the new method for assessing CRTC Part II licence fees, the Broadcasting segment’s results for the period from September 1, 2009 to December 31, 2009 and for the year 2010 include provisions of $0.8 million and $2.2 million respectively.

Leisure and Entertainment

The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gift ideas and magazines through the chain of stores operated by Archambault Group Inc. (“Archambault Group”) and the archambault.ca e-commerce site; online sales of downloadable music and ebooks through the ZIK.ca service and jelis.ca; distribution of CDs and DVDs and Blu ray discs (Distribution Select); distribution of music to Internet download services (Select Digital); music recording and video production (Musicor); recording of live concerts, production of concert videos and television commercials (Les Productions Select TV), and concert production (Musicor Spectacles).

With the production capabilities of Musicor Spectacles and Les Productions Select TV, Archambault Group is a fully integrated Canadian music company, a producer offering a complete range of media solutions and an increasingly active player in the concerts and cultural events industry.

The Leisure and Entertainment segment is also engaged in the book industry (Book Division) through academic publisher CEC Publishing Inc. (“CEC Publishing”), 13 general literature publishers under the Sogides Group Inc. (“Sogides Group”) umbrella, and Messageries ADP inc. (“Messageries ADP”), the exclusive distributor for approximately 165 Québec and European French-language publishers.

2010 operating results

Revenues: $302.5 million, a decrease of $5.3 million (-1.7%).

•	Archambault Group’s revenues decreased 3.9%, mainly because of:

•	4.6% drop in retail sales, due primarily to lower sales of CDs, videos and books at Archambault stores, partially offset by higher revenues from the archambault.ca site;

•	1.6% decrease in the distribution division’s revenues due to fewer hit CDs than in 2009;

•	17.0% decrease in production sales as a result of an unfavourable variance in concert videos for pay TV.

•

The Book Division’s revenues increased by 1.9%, mainly because of increased sales of textbooks for Québec primary schools, high schools and community colleges in the academic segment, partially offset by fewer general literature titles distributed and published.

Operating income: $27.5 million in 2010, compared with $25.9 million in 2009. The $1.6 million (6.2%) increase was due primarily to the impact of increased operating income in the Book Division generated by higher revenues and profitability at CEC Publishing, which was partially offset by the impact of lower revenues at Archambault Group, combined with slimmer operating margins at Archambault stores.

Cash flows from segment operations: $17.9 million in 2010, compared with $18.3 million in 2009 (Table 10).

•	The $0.4 million decrease was due to the $2.0 million increase in additions to property, plant and equipment and intangible assets, partially offset by the $1.6 million increase in operating income.

Table 10: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2010	2009	2008
Operating Income	$27.5	$25.9	$20.2
Additions to property, plant and equipment	(4.2)	(3.6)	(8.9)
Acquisitions of intangible assets	(5.4)	(4.0)	(7.4)
Proceeds from disposal of assets	—	—	1.7

Cash flows from segment operations	$17.9	$18.3	$5.6

Interactive Technologies and Communications

The Interactive Technologies and Communications segment consists of Nurun, which is engaged in Web, intranet and extranet development, technological platforms for content management, e-commerce, interactive television, automated publishing solutions, and e-marketing and customer relationship management (“CRM”) strategies.

2010 operating results

Revenues: $98.0 million, an increase of $7.0 million (7.7%).

•	The increase was due primarily to increased volumes from customers in Europe, North America and Asia, partially offset by unfavourable variances in currency translation, mainly in Europe.

Operating income: $6.0 million, an increase of $1.9 million (46.3%).

•	The increase was due mainly to:

•	impact of increased revenues;

•	impact of restructuring and profitability improvement initiatives introduced in North America in 2009.

Partially offset by:

•	higher labour costs;

•	impact of decreased volumes and downward price pressure on business with government customers.

Cash flows from segment operations: $3.4 million in 2010, compared with $0.7 million in 2009 (Table 11).

•	The $2.7 million increase was mainly due to the $1.9 million increase in operating income and the $0.8 million decrease in additions to property, plant and equipment and intangible assets.

Table 11: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	2010	2009	2008
Operating Income	$6.0	$4.1	$5.1
Additions to property, plant and equipment	(2.6)	(3.1)	(3.6)
Acquisitions of intangible assets	—	(0.3)	—

Cash flows from segment operations	$3.4	$0.7	$1.5

2010/2009 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $1.09 billion, an increase of $55.9 million (5.4%).

•

Revenues increased in Telecommunications ($53.0 million or 9.9% of segment revenues), mainly due to customer growth for all services, in Broadcasting ($4.9 million or 3.8%), Interactive Technologies and Communications ($4.4 million or 18.7%) and in Leisure and Entertainment ($2.1 million or 2.2%).

•	Revenues decreased in News Media (by $6.7 million or -2.4%), mainly because of lower advertising revenues at the community newspapers and directories, and lower circulation revenues.

Operating income: $365.1 million, a decrease of $26.2 million (-6.7%).

•

Operating income decreased in Telecommunications (by $21.3 million or -7.6% of segment operating income) and in Broadcasting ($2.3 million or -7.1%). The decrease in operating income includes unfavourable variances of $33.8 million in the Telecommunications segment and $9.0 million in the Broadcasting segment related to the adjustment to the provision for CRTC Part II licence fees in 2009 (for more details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Telecommunications and Broadcasting segments). The

Telecommunications segment’s results were also affected by increases in some operating expenses, among them costs related to the roll-out of the 3G+ network, including acquisition costs of $471 per subscriber addition.

•	Operating income decreased in News Media ($9.2 million or -13.3%).

•	Operating income increased in Leisure and Entertainment (by $2.8 million or 33.3%) and in Interactive Technologies and Communications ($1.1 million or 78.6%).

•

The change in the fair value of Quebecor Media resulted in a $5.7 million favourable variance in the stock-based compensation charge in the fourth quarter of 2010 compared with the same period of 2009. The fair value of Quebecor Media decreased during the fourth quarter of 2010, contrary to the increase in the same period of 2009. The increase in Quebecor’s stock price resulted in a $2.3 million unfavourable variance in the Company stock-based compensation charge in the fourth quarter of 2010.

•

Excluding the impact of the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, the increase in operating income in the fourth quarter of 2010 would have been 3.7%, compared with 15.1% in the same period of 2009.

Net income: $87.2 million, compared with $148.5 million in the fourth quarter of 2009.

•	The $61.3 million (-41.3%) decrease was mainly due to:

•	$34.7 million increase in amortization charge;

•	$26.2 million decrease in operating income;

•	$26.1 million unfavourable variance in gain on valuation and translation of financial instruments;

•	$7.3 million increase in financial expenses.

Amortization charge: $121.6 million, an increase of $34.7 million.

•

The increase was mainly due to significant capital expenditures in 2009 and 2010 in the Telecommunications segment, including commencement of amortization of 3G+ network equipment and licenses following the network launch on September 9, 2010.

Financial expenses: $72.2 million, an increase of $7.3 million.

•	The increase was mainly due to:

•

a $7.7 million decrease in interest capitalized to property, plant and equipment and intangible assets. This amount is the portion of interest no longer capitalized to investment in the development of the 3G+ network since the network launch on September 9, 2010;

•	higher base interest rates.

Partially offset by:

•	$5.8 million favourable variance in exchange rates on operating items.

Loss on valuation and translation of financial instruments: $23.6 million in fourth quarter 2010, compared with a $2.5 million gain in the same quarter of 2009, a $26.1 million unfavourable variance.

•	The variance was mainly due to an unfavourable change in the fair value of early settlement options because of interest rate fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $24.3 million in the fourth quarter of 2010, compared with $21.5 million in the same period of 2009.

•	In connection with the startup of its 3G+ network, Videotron recorded a $9.0 million charge for migration costs.

•

In the fourth quarter of 2010, a $13.2 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff-reduction programs, compared with a $20.5 million charge in the same period of 2009.

•

In connection with the repositioning of the over-the-air television station Sun TV and with the creation of the new Sun News specialty channel, the Broadcasting segment recognized a $0.6 million asset impairment charge on equipment and broadcast rights in the fourth quarter of 2010.

•	In the fourth quarter of 2010, a $1.5 million charge for restructuring of operations and other items was recorded in other segments, compared with $1.0 million in the same period of 2009.

Income tax expense: $26.4 million (effective tax rate of 21.4%) in the fourth quarter of 2010, compared with $61.3 million (effective tax rate of 27.8%) in the same period of 2009.

•	The $34.9 million favourable variance, the effective tax rates and the fluctuation in those rates in the fourth quarter of 2010 compared with the same period of 2009 were primarily due to:

•	decrease in income before income taxes and non-controlling interest;

•	favourable impact of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments.;

•	reduction in future tax liabilities in the fourth quarter of 2010 in light of developments in tax audits, jurisprudence and tax legislation.

Segmented analysis

Telecommunications

Revenues: $585.9 million, an increase of $53.0 million (9.9%) compared with the fourth quarter of 2009, mainly due to the same factors as those noted in the 2010/2009 financial year comparison.

•	Combined revenues from all cable television services increased $17.2 million (7.5%) to $245.9 million.

•	Revenues from Internet access services increased $14.0 million (9.2%) to $166.3 million.

•	Revenues from cable telephone service increased $12.6 million (13.4%) to $106.9 million.

•	Revenues from mobile telephone service increased $5.6 million (49.6%) to $16.9 million.

•	Revenues of Videotron Business Solutions increased $1.5 million (10.3%) to $16.1 million.

•	Revenues of Le SuperClub Vidéotron decreased $0.6 million (-8.5%) to $6.5 million.

•	Other revenues increased $2.7 million (10.9%) to $27.4 million.

Monthly ARPU: $98.85 in fourth quarter 2010, compared with $91.68 in the same period of 2009, an increase of $7.17 (7.8%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 9,600 (0.5%) in the fourth quarter of 2010 (compared with an increase of 17,300 in the same quarter of 2009).

•	The number of subscribers to illico Digital TV increased by 37,300 (3.2%) in the fourth quarter of 2010, compared with 41,700 in the same period of 2009.

•	The customer base for analog cable television services decreased by 27,700 (-4.5%), compared with a decrease of 24,400 in the same period of 2009.

Internet access – 18,300 (1.5%) customer base increase in the fourth quarter of 2010, compared with 25,200 in the fourth quarter of 2009.

Cable telephone – 16,200 (1.5%) customer base increase in the fourth quarter of 2010, compared with 34,900 in the same period of 2009.

Mobile telephone – 40,700 (42.7%) subscriber additions in the fourth quarter of 2010, compared with 3,000 in the same quarter of 2009. The increase was essentially due to the launch of the 3G+ network on September 9, 2010.

Operating income: $259.6 million in the fourth quarter of 2010, a decrease of $21.3 million (-7.6%).

•	The decrease was due primarily to:

•

$33.8 million unfavourable variance resulting from the adjustment to the provision for CRTC Part II licence fees in 2009 (for details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Telecommunications segment);

•	increases in some operating expenses, among them costs related to the roll-out of the 3G+ network, including acquisition costs of $471 per subscriber addition.

Partially offset by:

•	customer growth for all services;

•	increases in some cable television and Internet access rates;

•	increases in operating income from pay TV and HD packages;

•	reversal of certain provisions for regulatory fees;

•	$1.7 million favourable variance in the stock-based compensation charge.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, the increase in operating income in the fourth quarter of 2010 would have been 4.3%, compared with 16.4% in the same period of 2009.

Cost/revenue ratio: operating costs for all Telecommunications segment operations (expressed as a percentage of revenues) were 55.7% in the fourth quarter of 2010, compared with 47.3% in the same quarter of 2009.

•	Operating costs as a proportion of revenues increased for the following reasons:

•	higher operating costs due to the roll-out of the 3G+ network;

•	impact of the adjustment to the provision for CRTC Part II licence fees, which was favourable in the fourth quarter of 2009.

Partially offset by:

•	Marginal impact of increases in some rates on costs.

News Media

Revenues: $272.3 million, a decrease of $6.7 million (-2.4%).

•	Advertising revenues decreased 0.8%, circulation revenues decreased 5.9%, and combined revenues from commercial printing and other sources decreased 9.3%.

•	Revenues increased 0.7% overall at the urban dailies and decreased 4.7% at the community newspapers in the fourth quarter of 2010.

•

Portal revenues decreased by 12.3%. A 25.9% decline in revenues at the general-interest portals, due mainly to the distribution of some assets as part of a reorganization in June 2009 and the loss of a contract, was partially offset by a 5.8% increase in the revenues at the special-interest portals.

Operating income: $60.1 million, a decrease of $9.2 million (-13.3%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	$4.0 million impact of increase in newsprint prices;

•	increases in some operating expenses, including community newspaper startup costs in Québec and investments made to improve the quality of the free Toronto newspaper 24 Hours™;

•	unfavourable variance related to Quebecor Media Network startup costs;

Partially offset by:

•	impact of restructuring initiatives, which generated an additional $4.0 million in cost savings;

•	$1.5 million favourable variance related to the stock-based compensation charge.

•

Excluding the impact of the stock-based compensation charge and Quebecor Media Network startup costs, operating income would have decreased by 12.6% in the fourth quarter of 2010, compared with a 37.2% increase in the same period of 2009.

Cost/revenue ratio: Operating costs for all News Media segment operations (expressed as a percentage of revenues) were 77.9% in the fourth quarter of 2010, compared with 75.2% in the same period of 2009. The increase was mainly due to the unfavourable impact of the fixed component of costs, which does not fluctuate in proportion to revenue decreases, higher newsprint prices and Quebecor Media Network startup costs, partially offset by additional cost reductions from restructuring initiatives.

Broadcasting

Revenues: $133.4 million, an increase of $4.9 million (3.8%).

•	Revenues from television operations increased $4.2 million, mainly due to:

•	higher advertising and subscription revenues at the specialty channels;

•	increased revenues from commercial production;

•	higher sponsorship and video on demand revenues at TVA Productions.

Partially offset by:

•	lower advertising revenues at the over-the-air station Sun TV;

•	unfavourable variance in revenues from Canal Indigo due to the sale of the entity to Videotron on December 1, 2009.

•	Publishing revenues increased by $1.1 million, mainly due to the same factors as those noted under “2010/2009 Financial Year Comparison.”

Operating income: $29.9 million, a decrease of $2.3 million (-7.1%).

•	Operating income from television operations decreased $3.0 million, mainly due to:

•

$9.0 million unfavourable variance resulting from the adjustment to the provision for CRTC Part II licence fees in 2009 (for details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Broadcasting segment);

•	higher content costs at the specialty channels as a result of the programming strategy.

Partially offset by:

•	impact of increased revenues;

•	increased profitability of TVA Films;

•	decrease in content costs and in selling and administrative expenses at the TVA Network.

•	Operating income from publishing operations increased by $0.6 million, mainly as a result of the impact of the revenue increase.

Cost/revenue ratio: operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 77.6% in the fourth quarter of 2010, compared with 74.9% in the same period of 2009. The increase in costs as a proportion of revenues mainly reflects the impact of adjustments related to CRTC Part II licence fees in 2009 and higher content costs at the specialty channels, partially offset by the reduced proportion of fixed costs, given the growth of television revenues, as well as the decrease in the TVA Network’s selling and administrative expenses.

Leisure and Entertainment

Revenues: $97.6 million, an increase of $2.1 million (2.2%).

•

The Book Division’s revenues increased by 13.8%, mainly because of an increase in the number of titles placed in big box stores and bookstores, and higher revenues from book publishing in the general literature segment, partially offset by decreased sales of textbooks for Québec primary schools in the academic segment.

•	The revenues of Archambault Group decreased 2.1%, mainly due to:

•	2.5% drop in retail sales because of lower CD sales compared with the fourth quarter of 2009, when a large number of successful albums were released, and lower sales of DVDs and Blu-ray discs;

•	6.0% decrease in distribution sales, primarily as a result of lower volume than in the fourth quarter of 2009.

Partially offset by:

•	74.3% increase in production sales, mainly because Musicor released more CDs than in the same period of 2009, including albums by Mario Pelchat, Florence K and Nicole Martin.

Operating income: $11.2 million in the fourth quarter of 2010, an increase of $2.8 million (33.3%) due primarily to increased operating income in the Book Division generated by higher revenues in the general literature segment and improved profitability at CEC Publishing, partially offset by the impact of lower revenues at Archambault Group.

Interactive Technologies and Communications

Revenues: $27.9 million, an increase of $4.4 million (18.7%).

•	The increase was mainly due to:

•	increased volumes from customers in North America, Europe and Asia.

Partially offset by:

•	unfavourable variances in currency translation, mainly in Europe;

•	lower volumes from government customers.

Operating income: $2.5 million, an increase of $1.1 million (78.6%).

•	The increase was essentially due to the same factors as those noted above under “2010/2009 Financial Year Comparison.”

2009/2008 FINANCIAL YEAR COMPARISON

Analysis of Consolidated Results of Quebecor Media

Revenues: $3.81 billion, an increase of $47.0 million (1.3%).

•

Revenues increased in Telecommunications (by $197.0 million or 10.9% of segment revenues) mainly due to customer growth for all services, in Leisure and Entertainment ($5.9 million or 2.0%), Broadcasting ($2.3 million or 0.5%), and in Interactive Technologies and Communications ($1.4 million or 1.6%).

•	Revenues decreased in News Media ($155.8 million or -12.9%) as a result of lower advertising revenues.

Operating income: $1.28 billion, an increase of $165.1 million (14.7%).

•	Operating income increased in Telecommunications ($175.0 million or 21.9% of segment operating income), Broadcasting ($14.0 million or 21.2%) and in Leisure and Entertainment ($5.7 million or 28.2%).

•	Operating income decreased in News Media ($27.6 million or -12.2%) and in Interactive Technologies and Communications ($1.0 million or -19.6%).

•

The increase in operating income includes a $61.5 million favourable variance (including $47.9 million in the Telecommunications segment and $13.6 million in the Broadcasting segment) related to adjustments to the provision for CRTC Part II licence fees (for more details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Telecommunications and Broadcasting segments).

•

The changes in the fair value of Quebecor Media resulted in an $18.4 million unfavourable variance in the consolidated stock-based compensation charge in 2009 compared with the same period of 2008. The fair value of Quebecor Media, based on market comparables, increased during 2009, compared with a decrease in 2008.

•

Excluding the impact of the consolidated stock-based compensation charge and the operating income of Osprey Media, acquired in 2007, and if the figures for all prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustments, the increase in operating income in 2009 would have been 11.2%, compared with 11.5% in 2008.

Net income: $525.1 million in 2009, compared with a net loss of $378.7 million in 2008, an increase of $903.8 million.

•	Net income was increased by the following factors:

•	$165.1 million increase in operating income;

•	$65.2 million favourable variance in gain on valuation and translation of financial instruments;

•	$37.8 million decrease in financial expenses;

•	$25.0 million decrease in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$24.8 million increase in amortization charge.

•

A non-cash charge totalling $671.2 million, including $631.0 million without any tax consequences, was recorded in 2008 for impairment of goodwill and intangible assets, primarily in the News Media segment, compared with a $13.6 million charge in 2009.

Amortization charge: $341.5 million, a $24.8 million increase, due mainly to significant capital expenditures in 2008 and 2009 in the Telecommunications segment.

Financial expenses: $238.2 million, a decrease of $37.8 million.

•	The decrease was mainly due to:

•	$27.3 million increase in interest capitalized to additions to property, plant and equipment;

•	lower base interest rates;

•	$9.6 million favourable variance in exchange rates on operating items.

Offset by:

•	impact of higher indebtedness.

Gain on valuation and translation of financial instruments: $61.5 million in 2009, compared with a $3.7 million loss in 2008. The $65.2 million improvement resulted primarily from the fluctuation in the fair value of early settlement options due to interest rate fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $29.6 million in 2009, compared with $54.6 million in 2008, a favourable variance of $25.0 million

•

In 2009, a $26.3 million charge for restructuring of operations was recorded in the News Media segment. Faced with dramatic newspaper-industry-wide changes in the past several years and the troubled economic environment, which were affecting its advertising revenues, the News Media segment implemented new restructuring and cost-reduction initiatives across Canada in 2009. A $2.0 million charge for restructuring of operations was also recorded in 2009 in other segments.

•

In 2008, the News Media segment recognized a $33.3 million charge for restructuring of operations. In December 2008, the segment introduced a staff-reduction program as part of a major restructuring of its operations across Canada. Quebecor Media also recognized charges for restructuring totalling $2.3 million in other segments in 2008.

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

Non-cash charge for impairment of goodwill and intangible assets: Total of $13.6 million in 2009, compared with $671.2 million in 2008.

•

In the fourth quarter of 2008, Quebecor Media determined that the adverse financial and economic environment was a triggering event for goodwill impairment tests in the News Media, Leisure and Entertainment and Interactive Technologies and Communications segments. As a result, Quebecor Media concluded that the goodwill of these segments was impaired. Based on preliminary results of this test, a $631.0 million non-cash charge for goodwill impairment, without any tax consequences, was recorded, including $595.0 million in the News Media segment, $10.0 million in the Leisure and Entertainment segment, and $26.0 million in the Interactive Technologies and Communications segment. In 2008, Quebecor Media also recorded a masthead impairment charge of $40.2 million.

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

Income tax expense: $177.3 million (effective rate of 24.5%) in 2009, compared with $155.2 million (effective rate of 36.2%, excluding the impact of the charge, without any tax consequences, for goodwill impairment) in 2008.

•	The change in the effective tax rate in 2009 compared with 2008 was mainly due to:

•	impact of tax rate mix on the various components of gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

•	increase in 2009 in tax benefits related to tax consolidation transactions with the parent company.

Free cash flows from continuing operating activities: $350.5 million in 2009, compared with $243.2 million in 2008 (Table 4).

•	The $107.3 million increase was mainly due to:

•	$165.1 million increase in operating income;

•	$38.7 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Financial Year Comparison”);

•	decrease in capital expenditures in the News Media segment due to implementation in 2008 of phase two of the project to acquire new presses.

Partially offset by:

•

$34.6 million increase in the use of funds for non-cash balances related to operations, mainly because of current variances in activity, including a $31.2 million increase in accounts receivable in 2009 due to, among other things, higher revenues in the Telecommunications segment;

•	higher capital expenditures in the Telecommunications segment due primarily to the roll-out of the 3G+ network;

•	$17.0 million increase in current income taxes.

Segmented Analysis

Telecommunications

Revenues: $2.00 billion in 2009, an increase of $197.0 million (10.9%).

•

Combined revenues from all cable television services increased $65.7 million (8.1%) to $875.6 million, due primarily to customer base growth, increases in some rates, migration from analog to digital service, increased video on demand and pay TV orders, and the success of HD packages.

•

Revenues from Internet access services increased $74.6 million (14.9%) to $574.2 million. The improvement was mainly due to customer growth, increases in some rates, excess usage fees and customer migration to higher-speed services.

•

Revenues from cable telephone service increased $67.7 million (23.7%) to $353.8 million, mainly due to customer growth. The increase would have been greater had there not been a decrease in average per-customer revenues due to fewer long-distance calls.

•	Revenues from mobile telephone service increased $9.8 million (31.0%) to $41.4 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions decreased $5.3 million (-8.3%) to $58.3 million, mainly because of the loss of a major contract and lower revenues from network solutions.

•	Revenues of Le SuperClub Vidéotron decreased $25.5 million (-44.7%) to $31.5 million, primarily as a result of the franchising of 33 corporate-owned stores.

Monthly ARPU: $88.21 in 2009, compared with $81.17 in 2008, an increase of $7.04 (8.7%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 61,400 (3.6%) in 2009, compared with an increase of 77,500 in 2008.

•	Increase of 156,800 customers (16.9%) for the illico Digital TV service in 2009, compared with 159,100 in the same period of 2008.

•	The customer base for analog cable television services decreased by 95,400 (-12.1%) in 2009, compared with 81,600 in the same period of 2008, as a result of customer migration to the digital service.

Internet access – Increase of 106,800 customers (10.0%) for cable Internet access services in 2009, compared with 130,800 in 2008.

Cable telephone – Increase of 162,000 customers (19.0%) in 2009, compared with 215,600 in 2008.

Mobile telephone – 19,400 (30.6%) subscriber additions in 2009, compared with 18,300 in 2008.

Operating income: $972.9 million, an increase of $175.0 million (21.9%).

•	The increase was mainly due to:

•	customer growth for all services;

•	increases in some rates, primarily for the cable television and Internet access services, and excess usage fees;

•

$47.9 million favourable variance related to adjustments to the provision for CRTC Part II licence fees (for details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Telecommunications segment).

Offset by:

•	$12.3 million unfavourable variance related to the stock-based compensation charge;

•	increases in some regulatory fees.

•

Excluding the variance in the stock-based compensation charge, and if the figures for all prior periods were restated to retroactively reflect CRTC Part II licence fee adjustments, operating income would have increased by 16.6% in 2009, compared with 21.3% in 2008.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 51.4% in 2009, compared with 55.8% in 2008. The decrease was due primarily to:

•	significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

•	marginal impact on costs of increases in some rates and in consumption;

•	impact of adjustments to the provision for CRTC Part II licence fees, which was favourable in 2009 and unfavourable in 2008.

Cash flows from segment operations: $451.0 million in 2009, compared with $384.6 million in 2008.

•	The $66.4 million increase was mainly due to:

•	$175.0 million increase in operating income.

Offset by:

•	$77.4 million increase in additions to property, plant and equipment;

•	$29.8 million increase in acquisitions of intangible assets, due primarily to the roll-out of the 3G+ network.

News Media

Revenues: $1.05 billion, a decrease of $155.8 million (-12.9%).

•	Advertising revenues decreased 16.8%, circulation revenues decreased 3.8%, and combined revenues from commercial printing and other sources increased 12.3%.

•	Revenues of the urban dailies and community newspapers decreased by 11.8% and 18.0% respectively in 2009.

•	Portal revenues were flat. The decrease in revenues at the special-interest portals was offset by revenue growth at the general-interest portals.

Operating income: $199.5 million, a decrease of $27.6 million (-12.2%).

•	The decrease was due primarily to:

•	impact of the $155.8 million decrease in revenues;

•	$7.3 million unfavourable variance related to the stock-based compensation charge;

•	Quebecor Media Network start-up costs.

Partially offset by:

•

$77.5 million decrease in operating costs due primarily to restructuring and other cost-reduction initiatives, as well as the impact of a $5.7 million reversal in 2009 of a reserve for bonuses recorded in 2008, and lower labour costs related to the labour dispute at Le Journal de Montréal;

•	$5.7 million impact of decrease in newsprint prices.

•

Excluding the impact of the stock-based compensation charge, the operating income of Osprey Media, acquired in 2007, and Quebecor Media Network start-up costs, operating income decreased by 6.3% in 2009, compared with 19.6% in 2008.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 81.1% in 2009, compared with 81.2% in 2008. The segment’s restructuring initiatives yielded significant cost reductions, offsetting the unfavourable impact of the fixed costs component, which does not decline in proportion with decreasing revenues.

Cash flows from segment operations: $156.9 million in 2009, compared with $140.3 million in 2008.

•

The $43.7 million decrease in additions to property, plant and equipment, due essentially to the implementation in 2008 of phase two of the project to acquire new presses, outweighed the $27.6 million decrease in operating income.

Broadcasting

Revenues: $439.0 million, an increase of $2.3 million (0.5%).

•	Revenues from television operations increased $14.2 million, mainly because of:

•	higher advertising and subscription revenues at the specialty channels;

•	higher advertising revenues at the TVA Network, partly as a result of the popular Star Académie program, combined with increases in other revenues;

•	increased revenues from Canal Indigo.

Partially offset by:

•	decreased advertising revenues at Sun TV.

•	Revenues from distribution operations decreased by $6.8 million, primarily as a result of lower volume sales of DVDs and Blu-ray discs, as well as decreased sales of television products.

•	Publishing revenues decreased by $4.6 million, mainly as a result of decreases in advertising, newsstand and subscription revenues.

Operating income: $80.0 million, an increase of $14.0 million (21.2%).

•	Operating income from television operations increased $19.6 million, mainly due to:

•

$13.6 million favourable variance related to adjustments to the provision for CRTC Part II licence fees (for more details, see “Part II licence fees” under “2010/2009 Financial Year Comparison” in the discussion of the results of the Broadcasting segment);

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

Cost/revenue ratio: Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 81.8% in 2009, compared with 84.9% in 2008. The decrease in costs as a proportion of revenues was mainly due to:

•	impact of adjustments to the provision for CRTC Part II licence fees, which was favourable in 2009 and unfavourable in 2008;

•	reduced proportion of fixed costs, given the growth in broadcasting revenues;

•	lower costs for publishing operations.

Cash flows from segment operations: $56.9 million in 2009, compared with $44.2 million in 2008, an increase of $12.7 million.

•	The favourable variance was mainly due to the $14.0 million increase in operating income.

Leisure and Entertainment

Revenues: $307.8 million, an increase of $5.9 million (2.0%).

•

The Book Division’s revenues increased 6.8%, mainly because of significantly increased sales by CEC Publishing in the academic segment, resulting primarily from the billing of textbooks for Québec elementary schools. The increase was also due to a larger number of bestsellers distributed by Messageries ADP in 2009 than in 2008.

•	Revenues of Archambault Group (excluding the impact of the transfer of video on demand operations to the Telecommunications segment on May 1, 2008) increased 2.2% due to:

•	0.4% increase in retail sales, mainly because of higher sales of general merchandise and books;

•	2.7% increase in distribution sales because of the popularity of new releases in 2009, including the Star Académie CD and albums from singers Ginette Reno, Marie-Mai, Maxime Landry and Ima;

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

Cash flows from segment operations: $18.3 million in 2009, compared with $5.6 million in 2008.

•	The $12.7 million increase was mainly due to:

•	$5.7 million increase in operating income;

•	$5.3 million decrease in additions to property, plant and equipment, mainly because of higher capital expenditures in 2008 for the expansion and renovation of some Archambault stores.

Interactive Technologies and Communications

Revenues: $91.0 million, an increase of $1.4 million (1.6%).

•	The increase was mainly due to:

•	impact of increased revenues from government customers;

•	increased volume in China.

Partially offset by:

•	lower volume from customers in North America and Europe.

Operating income: $4.1 million, a decrease of $1.0 million (-19.6%).

•	The decrease was mainly due to:

•	impact of lower revenues in Canada and Europe;

•	unfavourable variance in currency translation.

Partially offset by:

•	favourable impact of new tax credits for e-commerce business development;

•	favourable variance due to one-time costs in the first quarter of 2008 related to taking Nurun private, including impact related to stock-based compensation charge.

Cash flows from segment operations: $0.7 million in 2009, compared with $1.5 million in 2008.

•	The $0.8 million decrease was mainly due to the $1.0 million decline in operating income.

CASH FLOWS AND FINANCIAL POSITION

Operating activities

2010 financial year

Cash flows provided by operating activities: $870.1 million in 2010, compared with $949.5 million in 2009.

•	The $79.4 million decrease was mainly due to:

•

$72.3 million increase in the use of funds for non-cash balances related to operations due primarily to an increase in investments in the Telecommunications segment following the launch of the 3G+ network;

•	$26.8 million increase in current income taxes;

•	$24.9 million increase in cash interest expense;

•	$9.2 million increase in the cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$63.1 million increase in operating income.

2009 financial year

Cash flows provided by operating activities: $949.5 million in 2009, compared with $786.1 million in 2008.

•	The $163.4 million increase was mainly due to:

•	$165.1 million increase in operating income;

•	$38.7 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Financial Year Comparison”);

•	decrease in the cash portion of charge for restructuring of operations.

Partially offset by:

•

$34.6 million increase in use of funds for non-cash balances related to operations, mainly because of current variances in activity, including a $34.9 million increase in 2009 in accounts receivable due, among other things, to higher revenues in the Telecommunications segment;

•	$17.0 million increase in current income taxes.

Working capital of Quebecor Media: $33.4 million at December 31, 2010 compared with $1.2 million at December 31, 2009, a $32.2 million increase mainly reflecting variances in non-cash balances related to operations due primarily to the launch of the 3G+ network in the Telecommunications segment, partially offset by an increase in liabilities related to stock-based compensation (Table 13).

Financing activities

2010 financial year

Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): $243.9 million decrease in 2010; $77.8 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt reductions during 2010:

•

payments on debt totalling $290.6 million, including a $175.8 million early payment by Quebecor Media on drawings on its term loan “B” on January 14, 2010, and the pay down by Osprey Media of its credit facility in the amount of $114.8 million in May 2010;

•

estimated $156.8 million favourable impact of exchange rate fluctuations. The decrease in this item is offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	current payments totalling $67.7 million on Quebecor Media’s credit facility and other debt;

•	$50.3 million decrease in debt due to favourable variance in fair value of embedded derivatives, resulting mainly from interest rate fluctuations.

Summary of debt increases since the end of 2009:

•	issuance by Videotron on January 13, 2010 of $300 million aggregate principal amount of 7 1/8% Senior Notes maturing in 2020, for net proceeds of $293.9 million (net of financing fees);

•	$4.0 million net increase in drawings on TVA Group’s revolving bank credit facilities and bank borrowings;

•	$10.0 million increase in debt due to changes in fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $451.2 million at December 31, 2010, compared with $373.4 million at December 31, 2009. The $77.8 million unfavourable net variance mainly reflects:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•	impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•	settlement in January and May 2010 of portions of hedge agreements totalling $29.9 million.

•

On January 14, 2010, Quebecor Media extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

•

On January 5, 2011, Quebecor Media completed the issuance of Senior Notes in the aggregate principal amount of $325.0 million, for net proceeds of $319.2 million (net of financing fees). These notes bear interest at a rate of 7 3/8% and mature in January 2021. Quebecor Media used the net proceeds from the issuance of the Notes to make a $288.0 million injection into Sun Media Corporation and for general corporate purposes. Sun Media Corporation used the proceeds from the Quebecor Media injection to finance the early repayment and withdrawal on February 15, 2011 of all its outstanding 7 5/8% Senior Notes maturing on February 15, 2013, in the aggregate principal amount of US$205.0 million, and to finance the settlement and cancellation of related hedges.

2009 financial year

Consolidated debt of Quebecor Media: Reduced by $585.1 million in 2009; unfavourable $574.0 million net variance in assets and liabilities related to derivative financial instruments.

•	The decrease in the consolidated debt was mainly due to:

•

estimated $551.6 million favourable impact of exchange rate fluctuations on long-term debt. The decrease in this item is offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•

net decrease in drawings on the revolving bank credit facilities and bank borrowings of Videotron, TVA Group, Sun Media Corporation, and Head Office in the amounts of $212.7 million, $78.1 million, $12.0 million and $6.5 million respectively;

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

•

closing on December 14, 2009 of the refinancing of TVA Group’s bank debt with net proceeds of $75.0 million drawn on a new term loan bearing interest at 5.54% and coming due in 2014. As part of this refinancing, TVA Group also renewed its revolving credit facility for a maximum of $100 million, expiring in 2012.

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

•

On November 13, 2009, Videotron amended its Senior Secured Credit Facility in order to create within it a $75.0 million secured term credit facility maturing in June 2018 (“Export Financing Facility”). Also on November 13, 2009, Videotron closed another credit agreement with a group of creditors and HSBC Bank plc, acting as agent for the creditors, for an unsecured term credit facility (“Facility B”) of a maximum amount equal to the difference between US$100.0 million and the aggregate amount, in US dollars, of drawings on the Export Financing Facility. Facility B matures in April 2016. The Export Financing Facility and Facility B may be used, among other things, to pay and/or reimburse payments for exports of equipment and local services related to the contract for mobile infrastructure equipment between Videotron and a subsidiary of Nokia Corporation.

Investing activities

2010 financial year

Additions to property, plant and equipment: $705.6 million, compared with $491.1 million in 2009. The increase was mainly due to spending on the 3G+ network in the Telecommunications segment, partially offset by a decrease in capital expenditures in the News Media segment.

Acquisitions of intangible assets: $113.9 million in 2010 compared with $111.5 million in 2009. The variance was due in part to expenditures related to the roll-out of the 3G+ network in the Telecommunications segment.

Business acquisitions (including buyouts of minority interests): $3.1 million in 2010 compared with $4.6 million in 2009.

•	Minority shareholders in a subsidiary in the News Media segment were bought out in 2010 for a total cash consideration of $2.1 million.

•	Contingent considerations of $1.0 million were paid in 2010 and 2009 in connection with the acquisition of ASL Ltd. (“ASL”) in the News Media segment.

•

A contingent consideration totalling $1.0 million was paid in 2009 in connection with the acquisition of China Interactive Limited (“China Interactive”) in the Interactive Technologies and Communications segment.

•	253,300 TVA Group Class B Shares were repurchased in 2009 for a total cash consideration of $2.6 million.

Proceeds from disposal of assets: $53.0 million in 2010 compared with $3.6 million in 2009. The increase mainly reflects the disposal of certain tangible assets in the News Media segment in the second quarter of 2010.

2009 financial year

Additions to property, plant and equipment: $491.1 million in 2009 compared with $465.6 million in 2008.

•

The increase due to Videotron’s expenditures on its 3G+ network was partially offset by a decrease in the News Media segment related to investments made in 2008 on phase two of the project to acquire new presses.

Business acquisitions (including buyouts of minority interests): $4.6 million in 2009 compared with $146.7 million in 2008.

•	Business acquisitions in 2009 were as follows:

•	253,300 TVA Group Class B Shares were repurchased for a total cash consideration of $2.6 million;

•

contingent considerations totalling $2.0 million were paid in connection with the acquisition of ASL in the News Media segment, and of China Interactive in the Interactive Technologies and Communications segment.

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

Acquisitions of intangible assets: $111.5 million in 2009 compared with $637.6 million in 2008. The variance was mainly due to the acquisition in the third quarter of 2008 of 17 3G+ network operating licenses for a consideration of $554.6 million.

Financial position at December 31, 2010

Net available liquidity: $1.05 billion for the Company and its wholly owned subsidiaries, consisting of $235.8 million in cash and $809.2 million in available unused lines of credit.

Consolidated debt: Totalled $3.52 billion at December 31, 2010, a decrease of $243.9 million; $77.8 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $1.79 billion debt ($1.59 billion at December 31, 2009), Sun Media Corporation’s $240.0 million debt ($248.9 million at December 31, 2009), TVA Group’s $93.9 million debt ($89.6 million at December 31, 2009) and Quebecor Media’s $1.40 billion debt ($1.72 billion at December 31, 2009). At December 31, 2009, consolidated debt also included Osprey Media’s $114.2 million debt.

As of December 31, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 12

Minimum principal amount on Quebecor Media’s long-term debt

12 months period ending on December 31

(in millions of Canadian dollars)

2011	$30.1
2012	67.9
2013	373.3
2014	736.4
2015	184.3
2016 and thereafter	2,204.3

Total	$3,596.3

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.0 years as of December 31, 2010 compared to 5.3 years as of December 31, 2009. As of December 31 2010, the debt comprised approximately 75.2% fixed-rate debt compared to 69.3% as of December 31, 2009 and 24.8% floating-rate debt compared to 30.7% as of December 31, 2009.

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Company believes it will be able to meet future debt payments, which are staggered fairly over the coming years.

Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At December 31, 2010, the Company and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

Dividends declared and paid by Board of Directors of Quebecor Media: $87.5 million in 2010. In 2009, the Board of Directors of Quebecor Media declared and paid dividends totalling $75.0 million.

Table 13

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2009 and December 31, 2010

(in millions of Canadian dollars)

	Dec. 31, 2010	Dec. 31, 2009	Difference	Main reason for difference
Assets
Cash and cash equivalents, and temporary investments	$242.7	$330.0	$(87.3)	Cash flows used for financing activities

Accounts receivable	587.3	518.6	68.7	Impact of launch of 3G+ network in Telecommunications segment and of current variances in activity

Inventory	245.2	176.1	69.1	Increase in cable television and mobile telephone equipment, the latter related to launch of 3G+ network in Telecommunications segment

Property, plant and equipment	2,793.1	2,439.8	353.3	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period

Liabilities
Deferred revenues	275.1	234.7	40.4	Impact of launch of 3G+ network in Telecommunications segment

Long-term debt, including short-term portion and bank indebtedness	3,518.3	3,762.2	(243.9)	See “Financing activities”

Net derivative financial instruments[1]	451.2	373.4	77.8	See “Financing activities”

Net future tax liabilities[2]	463.9	353.0	110.9	Use of tax benefits and capital cost allowance in excess of book amortization

[1]	Long-term liabilities, less long-term assets.
[2]	Long-term liabilities, less current and long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2010, material contractual obligations of operating activities included: capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 14 below shows a summary of these contractual obligations.

Table 14

Contractual obligations of Quebecor Media as of December 31, 2010

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,596.3	$30.1	$441.2	$920.7	$2,204.3
Interest payments[2]	1,538.8	256.4	554.9	438.5	289.0
Operating leases	406.9	72.3	100.1	67.3	167.2
Additions to property, plant and equipment and other commitments	129.5	79.8	43.3	5.2	1.2
Derivative financial instruments[3]	509.8	0.5	130.3	213.9	165.1

Total contractual obligations	$6,181.3	$439.1	$1,269.8	$1,645.6	$2,826.8

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates; hedging of interest rates and hedging of foreign exchange rates as of December 31, 2010.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging of derivative financial instruments.

Videotron leases sites for its 3G+ network and other equipment under operating lease arrangements and has contracted long-term commitments to acquire services and equipment for a total future consideration of $113.2 million. During the year ended December 31, 2010, Videotron renewed or extended several leases and signed new operating lease arrangements.

In the normal course of business, TVA Group contracts commitments regarding broadcast rights for television programs and films, and regarding distribution rights for audiovisual content. The outstanding balance of such commitments was $62.6 million at December 31, 2010.

Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2010, the total newsprint consumption of its News Media segment’s operations was approximately 144,000 metric tonnes. Newsprint represented approximately 9.8% ($81.4 million) of the News Media segment’s operating costs for the year ended December 31, 2010. In order to obtain more favourable pricing, Quebecor Media sources substantially all of its newsprint from a single newsprint producer. Quebecor Media currently obtains newsprint from this supplier at a discount to market prices, and receives additional volume rebates for purchases above certain ceiling thresholds. However, there can be no assurance that this supplier will continue to supply newsprint to Quebecor Media on favourable terms or at all.

On March 1, 2011, Quebecor Media announced that it had entered into an agreement with Québec City under which it obtained the management and naming rights for a 25-year period related to the arena to be constructed in Québec City. The agreement includes, among other terms, a commitment from Quebecor Media to pay $33.0 million in 2015 for the naming rights to the site of the future facility, a lease for an initial period of 25 years with annual rental payments of approximately $3.0 million, as well as other conditions. The financial commitment from Quebecor Media could potentially increase in the event that an agreement to operate a National Hockey League franchise occurs in the future.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at December 31, 2010, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the 3G+ network. As well, Quebecor Media has entered into currency forward contracts to hedge future contractual instalments payable in euros and Swiss francs.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The gain on valuation and translation of financial instruments for 2010, 2009 and 2008 are summarized in Table 15.

Table 15

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2010	2009	2008
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(41.3)	$(13.9)	$(47.2)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(6.9)	(24.6)	34.3
Loss (gain) on the ineffective portion of fair value hedges	2.1	(23.0)	16.6

	$(46.1)	$(61.5)	$3.7

A $43.0 million gain was recorded under other comprehensive income in 2010 in relation to cash flow hedging relationships (losses of $8.2 million and $16.7 million in 2009 and 2008 respectively).

The fair value of long-term debt and derivative financial instruments is shown in Table 19.

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2010, the Company and its subsidiaries made purchases and incurred rent charges from the parent company and affiliated companies in the amount of $14.8 million ($16.9 million in 2009 and $11.8 million in 2008), which are included in operating expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $3.6 million ($2.8 million in 2009 and $2.7 million in 2008). These transactions were concluded and accounted for at the exchange amount.

The Company received interest of $0.1 million in 2009 and $1.0 million in 2008 from the parent company.

Corporate reorganization

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group a 13.8% interest, was wound up and its assets distributed to the shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.6 million was recorded in contributed surplus.

In the second quarter of 2010, the Company announced the creation of The Sun TV News Channel, a new partnership in which TVA Group holds a 51% interest and Sun Media Corporation a 49% interest. This new partnership will launch an English-language news and opinion specialty channel during the spring of 2011. The Company also decided to terminate the operations of its general-interest television station, Sun TV, as soon as the new specialty channel is on the air.

Following the creation of Sun News and the decision to terminate the operations of the television station Sun TV, a corporate reorganization occurred in December 2010. The related transactions were recorded at carrying amounts and a resulting adjustment of $0.9 million was recorded in contributed surplus.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of the parent company. In 2010, the Company received an amount of $2.1 million, which is included as a reduction in operating expenses ($2.1 million in 2009 and $3.0 million in 2008), and incurred management fees of $1.1 million ($1.1 million in 2009 and 2008) with the Company’s shareholders.

Tax transactions

In 2010, 2009 and 2008, the parent company transferred $26.4 million, $30.1 million and $104.9 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $6.0 million, $6.3 million and $18.4 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $2.7 million, $14.2 million and $6.4 million, respectively, to its income tax expense in 2010, 2009 and 2008, and expects to reduce its income tax expense by $1.5 million in the future.

World Color Press, Inc. (a former subsidiary of Quebecor Inc.)

On January 21, 2008, World Color Press, Inc. (“WCP” formerly “Quebecor World Inc.”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, the following transactions were made with WCP:

•	From January 1, 2008 to January 21, 2008, the Company made purchases from WCP of $3.0 million and made sales to WCP of $1.3 million.

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

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2010, the maximum exposure with respect to these guarantees was $18.9 million and no liability has been recorded in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

Business and asset disposals:

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

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

As a result of their use of financial instruments, the Company and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to set in CAD dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Company and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Company and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of derivative financial instruments

Table 16

Foreign Exchange Forward Contracts

At December 31, 2010

(in millions of dollars)

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2

Videotron
$/US$	Less than 1 year	1.0168	139.5

Table 17

Cross-currency interest rate swaps

as at December 31, 2010

(in millions of dollars)

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CAD dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan “B” credit facilities	2009 to 2013	US$	113.8	Bankers’ acceptances 3 months +2.22%	LIBOR +2.00%	1.1625
Term loan “B” credit facilities	2006 to 2013	US$	49.6	6.44%	LIBOR +2.00%	1.1625

Videotron
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Sun Media Corporation
Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptances 3 months +3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptances 3 months +3.70%	7.625%	1.5227

Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Table 18

Interest Rate Swaps

At December 31, 2010

(in millions of dollars)

Maturity	Notional amount	Pay / receive	Fixed rate	Floating rate
Sun Media Corporation
October 2012	$38.1	Pay fixed/ Receive floating	3.75%	Bankers’ acceptances 3 months

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

The fair value of cash equivalents, temporary investments and bank indebtedness, classified as held-for-trading and accounted for at their fair value on the consolidated balance sheet, is determined using inputs other than quoted prices in active markets for identical assets or liabilities either directly (i.e., as prices) or indirectly (i.e., derived from prices).

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2010 and 2009 are as follows:

Table 19

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	December 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(3,596.3)	$(3,773.1)	$(3,805.5)	$(3,869.8)
Derivative financial instruments
Early settlement options	88.8	88.8	41.1	41.1
Interest rate swaps	(1.3)	(1.3)	(4.3)	(4.3)
Foreign exchange forward contracts	(2.4)	(2.4)	(5.8)	(5.8)
Cross-currency interest rate swaps	(447.5)	(447.5)	(363.3)	(363.3)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2010, as per the Company’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$6.2	$10.7
Decrease of 100 basis points	(6.2)	(10.7)

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

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2010, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $39.1 million as of December 31, 2010 ($40.3 million as of December 31, 2009). As of December 31, 2010, 10.5% of trade receivables were 90 days past their billing date (9.8% as of December 31, 2009).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2010 and 2009:

	2010	2009
Balance as of beginning of year	$40.3	$47.6
Charged to net income	27.8	23.5
Utilization	(29.0)	(30.8)

Balance as of end of year	$39.1	$40.3

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

Liquidity risk management

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.0 years as of December 31, 2010 (5.3 years as of December 31, 2009).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAD dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2010 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of one CAD dollar per one U.S. dollar at December 31, 2010:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10
U.S. dollar-denominated accounts payable	$(1.0)	$—
(Gain) loss on valuation and translation of financial instruments and derivative financial instruments	(0.4)	66.1

Decrease of $0.10
U.S. dollar-denominated accounts payable	1.0	—
Loss (gain) on valuation and translation of financial instruments and derivative financial instruments	0.4	(66.1)

Interest rate risk

Some of the Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian prime rate. The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2010, after taking into account the hedging instruments, long-term debt was comprised of 75.2% fixed rate debt (69.3% as of December 31, 2009) and 24.8% floating rate debt (30.7% as of December 31, 2009).

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2010 is $10.3 million.

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2010, as per the Company’s valuation model, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(1.7)	$10.1
Decrease of 100 basis points	1.7	(10.1)

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

Table 20

Capital structure of Quebecor Media

At December 31, 2010

(in millions of dollars)

	2010	2009
Bank indebtedness	$4.9	$1.0
Long-term debt	3,513.4	3,761.2
Net liabilities related to derivative financial instruments	451.2	373.4
Non-controlling interest	131.6	116.2
Cash and cash equivalents	(242.7)	(300.0)
Temporary investments	—	(30.0)

Net liabilities	3,858.4	3,921.8
Shareholders’ equity	$2,868.2	$2,430.8

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements that relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.

Contingencies

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

A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s consolidated results or on its consolidated financial position.

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

Revenue recognition policies for each of the Company’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connecting costs) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of mobile devices, revenues from equipment sales are recognized in income when the mobile device is delivered and activated. Revenues from DVD and Blu-ray rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment, including mobile devices, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues of the News Media segment derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are recognized also when the publication is delivered. Website advertising is recognized when the advertisements are placed on the websites. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

Broadcasting

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the period of broadcasting or the period that movies are presented in theatre, when exploitation, exhibition or sale can begin and the licence period of the arrangement has begun.

Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the distribution of DVD and Blu-ray units are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

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

Based on the data and assumptions used in its last goodwill impairment test, the Company believes that at this time there are no material amounts for goodwill on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2010 was $3.51 billion.

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

In the second quarter of 2009, the Company recorded an impairment loss of $8.0 million on mastheads in the News Media segment as a result of the completion of its 2009 annual impairment test. In the fourth quarter of 2008, the adverse financial and economic environment affecting industries of certain of the Company’s segments triggered a mastheads impairment test related to the News Media reporting unit. As a result, the Company concluded that this segment’s mastheads were impaired and a non cash impairment loss of $40.2 million was recorded.

Based on the data and assumptions used in its last broadcasting licence impairment test, the Company believes that at this time there are no material amounts for broadcasting licences on its books that present a significant risk of impairment in the near future.

Any decrease in the fair value of mastheads, calculated according to the applicable valuation model, has a direct impact on the statement of income. However, based on the data and assumptions used in its last masthead impairment test, the Company believes that at this time there are no material amounts for mastheads on its books that present a significant risk of impairment in the near future.

The net book value of intangible assets with indefinite useful life as at December 31, 2010, was $142.7 million.

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

In 2010, an impairment charge of $3.5 million related to certain assets was recorded in the News Media segment. Also, an impairment charge of $8.2 million related to certain equipment and broadcasting rights was recorded in the Broadcasting segment.

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

Derivative Financial Instruments and Hedge Accounting

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

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

•

The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as gain or loss on valuation and translation of financial instruments.

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

Quebecor Media’s obligations with respect to pension plans and postretirement benefits are assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, and health care costs.

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

Recent Accounting Developments in Canada

Beginning on January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has designated an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involved prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involved embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting in 2010 under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS of the 2010 comparatives figures in the 2011 financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the implementation phase. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

The significant transitional exemptions that the Company will elect and their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption
Business combinations	The Company has elected not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.

Employee benefits

On transition, the Company has elected to recognize immediately cumulative actuarial gains and losses, arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.

Borrowing costs

On transition, the Company has elected to capitalize borrowing costs as calculated under IFRS on qualifying assets prospectively, beginning on the transition date. As a result, certain long-term asset balances and opening retained earnings will decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, assumptions used to calculate estimates under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

Management has completed the preliminary measurement of material differences expected between IFRS and current accounting under Canadian GAAP. The preliminary accounting impacts of these material differences on equity of the Company as at January 1, 2010 and as at December 31, 2010 are presented in the following Table 21, along with the related preliminary impacts to net income and comprehensive income for the year ended December 31, 2010 in Tables 22-23.

Table 21

Reconciliation of equity

(in millions of Canadian dollars)

	Differences		December 31, 2010	January 1, 2010
Shareholders’ equity under Canadian GAAP			$2,868.2	$2,430.8
IFRS adjustments:
Defined benefit plans	(i	)	(173.9)	(111.2)
Share-based compensation	(ii	)	(15.8)	(18.8)
Borrowing costs	(iii	)	(98.3)	(65.5)
Capitalized pre-operating losses	(iv	)	(9.1)	(9.6)
Provisions	(v	)	(1.0)	(11.0)
Intangible assets with indefinite useful lives	(vi	)	15.5	15.5
Income taxes	(vii	)	96.3	74.2
Other			1.7	2.7

Sub-total			(184.6)	(123.7)
Non-controlling interest	(viii	)	131.6	116.2

Equity under IFRS			$2,815.2	$2,423.3

Equity attributable to:
Equity shareholders			$2,683.4	$2,303.9
Non-controlling interest	(viii	)	131.8	119.4

Table 22

Reconciliation of the statement of income

(in millions of Canadian dollars)

			For the year ended December 31, 2010
	Differences		Canadian GAAP	IFRS adjustments	IFRS
Revenues			$4,000.1	$—	$4,000.1

Cost of sales, selling and administrative expenses	(i), (ii)		2,652.3	(4.1)	2,648.2
Amortization	(iii), (iv)		399.7	(3.0)	396.7
Financial expenses	(iii)		265.4	35.3	300.7
Gain on valuation and translation of financial instruments	(xi)		(46.1)	—	(46.1)
Restructuring of operations, impairment of assets and other special items	(v)		50.3	(13.2)	37.1
Loss on debt refinancing			12.3	—	12.3

Income before income taxes and non-controlling interest			666.2	(15.0)	651.2
Income taxes	(vii)		166.7	(4.1)	162.6
Non-controlling interest	(viii)		(18.8)	18.8	—

Net income			$480.7	$7.9	$488.6

Net income attributable to:
Equity shareholders			$480.7	$(10.4)	470.3
Non-controlling interest	(viii	)		18.3	18.3

Table 23

Reconciliation of the statement of comprehensive income

(in millions of Canadian dollars)

		For the year ended December 31, 2010
	Differences	Canadian GAAP	IFRS adjustments	IFRS
Net income		$480.7	$7.9	$488.6

Other comprehensive income (loss):
Translation on net investments in foreign operations		(2.9)	—	(2.9)
Derivative financial instruments	(xi)	51.4	—	51.4
Defined benefits plans	(i)	—	(64.0)	(64.0)
Income taxes	(vii)	(5.2)	16.8	11.6

Comprehensive income		$524.0	$(39.3)	$484.7

Comprehensive income attributable to:
Equity shareholders		$524.0	$(55.1)	$468.9
Non-controlling interest	(viii)		15.8	15.8

Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are in the following key accounting areas:

Key accounting area	Differences with preliminary impacts on the Company’s financial statements
(i) Employee benefits (IAS 19)

•      As at the date of transition to IFRS, all unamortized actuarial gains and losses as mentioned above, and vested past service costs related to defined benefit pension and post-retirement benefit plans, are recognized immediately in opening retained earnings, giving rise to a corresponding increase in pension liabilities.

•      Subsequent to the transition date, vested past service costs will be recognized in income. In accordance with Canadian GAAP, vested or unvested past service costs were recognized linearly over the estimated average remaining service lifetime of participating employees, or recognized immediately in income as they were incurred in some cases.

•      Subsequent to the transition date, the Company has elected to recognize actuarial gains and losses in other comprehensive income as they occur, without impact on income. Previously under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.

•      This change in accounting policy results in the recognition of pension and post-retirement benefit costs that will be different than those otherwise recognized under Canadian GAAP.

•      The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which results in the recognition of additional liabilities and a decrease in opening retained earnings on transition as well as in other comprehensive income in future reporting periods.

(ii) Share-based payment (IFRS 2)

•      Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Under graded vesting conditions, each instalment is accounted for as a separate arrangement.

•      This difference increases other liabilities and compensation costs related to share-based payments on transition and in subsequent reporting periods.

(iii) Borrowing costs (IAS 23)

•      As mentioned above, the Company has elected to capitalize borrowing costs to eligible assets for which construction or development commenced after January 1, 2010. Consequently, the carrying amounts of certain property, plant and equipment and intangible assets decreased on transition, and interest capitalized in 2010 in accordance with Canadian GAAP are expensed under IFRS.

(iv) Property, plant and equipment (PPE) (IAS 16)

•      Pre-operating losses incurred on certain built-to-suit assets prior to substantial completion are not capitalized under IFRS.

•      As a result, PPE balances and opening retained earnings are reduced by pre-operating losses previously capitalized under Canadian GAAP. Depreciation expense is also different under IFRS.

(v) Provisions and Contingencies (IAS 37)

•      A different threshold is used for the recognition of contingent liabilities, which could affect the timing of when a provision may be recorded. On transition, liabilities for contract termination penalties are adjusted, with a corresponding effect on opening retained earnings.

Key accounting area	Differences with preliminary impacts on the Company’s financial statements
(vi) Intangible Assets (IAS 38)

•      Accumulated amortization recorded on intangible assets with indefinite useful lives prior to 2002 under Canadian GAAP is reversed on the retrospective application of IAS 38, which does not permit such amortization.

•      On transition, the Company reversed accumulated amortization on its broadcasting licences to opening retained earnings.

(vii) Income taxes (IAS 12)

•      The manner of recovery related to the value of assets with indefinite useful lives used in the determination of deferred taxes is different under IFRS. As a result, deferred tax liabilities are reduced on transition.

•      The opening balance sheet is also adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

•      Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or Other Comprehensive Income (“OCI”) are also recorded directly in equity or OCI under IFRS as compared to through earnings under Canadian GAAP.

(viii) Business Combinations and minority interests (IFRS 3R)

•      Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.

•      Acquisition-related and restructuring costs are expensed as incurred and contingent consideration is recorded at fair value on acquisition date. Subsequent changes in the fair value of contingent consideration recognized as a liability are recognized in income.

•      Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

•      These differences may result in prospective impacts on financial statements after transition on the occurrence of a future business acquisition.

(ix) Related party transactions	• Recognition and measurement criteria for related party transactions are different under IFRS. • These differences result in reclassifications within equity accounts in the opening balance sheet.
(x) Impairment of assets (IAS 36)

•      Under IFRS, assets are grouped in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.

•      Goodwill is allocated to, and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.

•      Under certain circumstances, impairment previously taken (other than related to goodwill) is required to be reversed.

•      No additional impairment is recorded at the transition date or in 2010.

•      The change in methodology may, however, result in additional asset impairment being recognized in the future under IFRS than that otherwise recognized under Canadian GAAP.

(xi) Hedge accounting (IAS 39)

•      The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for certain differences in specific cases, including the consideration of non-performance risk in hedge effectiveness testing.

•      On transition, the Company continues to apply hedge accounting to all of its hedging arrangements.

(xii) Presentation of financial statements (IAS 1)	• Format variations and additional disclosures in the notes to financial statements are required under IFRS.

Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements. Accounting and budget processes have been adapted accordingly to embed conversion solutions in the financial reporting system in anticipation of the changeover date.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company has determined that no significant modifications will be necessary on conversion. The Company has also analyzed the contractual and business implications of new policy choices on financing arrangements and similar obligations, and under current circumstances, has not identified any contentious issues arising from the adoption of IFRS.

Additionally, the Company has finalized its IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements.

The Company could alter its intentions or modify preliminary impacts determined in consequence to potential changes to international standards currently in development, or in light of other external factors that could arise between now and the date on which the first IFRS financial statements will be issued.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A – Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 15, 2011:

Name and Municipality of Residence	Age	Position
SERGE GOUIN1 3 Outremont, Quebec	67	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee

PIERRE KARL PÉLADEAU[1] Outremont, Quebec	49	Director, President and Chief Executive Officer

JEAN LA COUTURE, FCA[2] Montréal, Quebec	64	Director and Chairman of the Audit Committee

ANDRÉ DELISLE1 2 Montréal, Quebec	64	Director

A. MICHEL LAVIGNE, FCA[1] 2 3 Laval, Quebec	60	Director

SAMUEL MINZBERG[3] Westmount, Quebec	61	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Quebec	71	Director

NORMAND PROVOST Brossard, Quebec	56	Director

JEAN-FRANÇOIS PRUNEAU Repentigny, Quebec	40	Chief Financial Officer

SYLVAIN BERGERON Longueuil, Quebec	50	Vice President, Taxation

MANON BROUILLETTE Outremont, Quebec	42	Vice President and Chief Digital Officer

PHILIPPE GUAY Oakville, Ontario	40	Vice President, National Sales Toronto

ROGER MARTEL Montréal, Quebec	62	Vice President, Internal Audit

DENIS SABOURIN Kirkland, Quebec	50	Vice President and Corporate Controller

J. SERGE SASSEVILLE Montréal, Quebec	52	Vice President, Corporate and Institutional Affairs

CLAUDINE TREMBLAY Montréal, Quebec	57	Vice President and Secretary

JULIE TREMBLAY Westmount, Quebec	51	Vice President, Human Resources

Name and Municipality of Residence	Age	Position
MARC TREMBLAY Westmount, Quebec	50	Vice President, Legal Affairs

CHLOÉ POIRIER Nuns’ Island, Quebec	41	Treasurer

CHRISTIAN MARCOUX Laval, Quebec	36	Assistant Secretary

[1]	Member of the Executive Committee
[2]	Member of the Audit Committee
[3]	Member of the Compensation Committee

Serge Gouin, Director, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron and Sun Media since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group). Mr. Gouin is also a member of the Board of Directors of Onex Corporation and TVA Group.

Pierre Karl Péladeau, Director and President and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media since August 2000. Mr. Péladeau has served as President and Chief Executive Officer of Quebecor Media since August 2008, a position he also previously held from August 2000 to March 2004. Mr. Péladeau is also President and Chief Executive Officer of Quebecor and Sun Media. He was Vice Chairman of the Board of Directors and Chief Executive Officer of the Company from May 2006 to August 2008 and President and Chief Executive Officer of Quebecor World Inc., from March 2004 to May 2006. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media and in 2000, he was responsible for the acquisition of Le Groupe Videotron ltée. Mr. Péladeau was also the President and Chief Executive Officer of Videotron from July 2001 until June 2003. Mr. Péladeau sits on the board of directors of numerous Quebecor group companies and is active in many charitable and cultural organizations.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and he has also served as a Director and Chairman of the Audit Committee of each of Quebecor, Sun Media and Videotron. Mr. La Couture was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995 and President of the Institute of Corporate Directors, Quebec Chapter, since August 2009. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the boards of directors of Innergex Renewable Energy Inc., Groupe Pomerleau (a Quebec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc. and Jevco Insurance Company.

André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Quebecor Media and a member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and member of the Audit Committee of each of Videotron and Sun Media. From August

2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Quebec Department of Finance, mainly in the capacity of Chief Financial Officer at Hydro-Québec or Assistant Deputy Minister at the Department of Finance. Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Quebec Economists and a member of the Quebec Bar Association.

A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron, Sun Media and TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and of Canada Post, as well as the Chairman of the Board of Directors of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the CICA since 1973.

Samuel Minzberg, Director and member of Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997, he was a partner at the Montréal predecessor law firm to Davies Ward Phillips & Vineberg LLP (Montréal). He also serves as a Director of HSBC Bank Canada, HSBC North America Holdings Inc., HSBC Finance Corporation, Reitmans (Canada) Limited and Richmont Mines, Inc. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Ogilvy Renault LLP in Montréal, Quebec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Quebecor, Barrick Gold Corporation, Wyndham Worldwide Corporation, The Blackstone Group LP, Independent News and Media, PLC, Saïd Holdings Limited and Lion Capital (London).

Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity, of the Caisse de dépôt et placement du Québec since November 2003 and was promoted to Executive Vice President, Private Equity and Chief Operations Officer in April 2009. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Quebec and the Montréal Chamber of Commerce.

Jean-François Pruneau, Chief Financial Officer. Mr. Pruneau has served as Vice President, Finance of the Company from May 2009 to November 2010 and was then promoted Chief Financial Officer. He also serves as Chief Financial Officer of Quebecor and as Vice President of Videotron and Sun Media. From October 2005 to May 2009, Mr. Pruneau served as Treasurer of the Company, Sun Media and Videotron. From February 2007 to May 2009, he also served as Treasurer of Quebecor. Prior to that, Mr. Pruneau served as Director, Finance and Assistant Treasurer Corporate Finance of Quebecor Media. Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

Sylvain Bergeron, Vice President, Taxation. Mr. Bergeron was promoted to his current position in February 2011. Mr. Bergeron is also Vice President, Taxation, of Quebecor. Mr. Bergeron joined Videotron in 1990 as Tax Adviser and later became Assistant Director, Taxation of Le Groupe Videotron ltée. Following the acquisition of Le Groupe Vidéotron ltée by the Company, Mr. Bergeron was promoted Director, Taxation of the Company in 2001. Prior to that, Mr. Bergeron was successively Auditor and Tax Specialist for Samson, Belair/Deloitte & Touche, Chartered Accountants. Mr. Bergeron has been a member of the Canadian Institute of the Charterd Accountants and of the Corporation professionnelle des comptables agréés du Québec since 1987.

Manon Brouillette, Vice President and Chief Digital Officer. Ms. Brouillette was promoted to her current position in January 2011. Since March 2009, she also serves as Executive Vice President, Strategy and Market Development of Videotron Ltd. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development. She joined Videotron Ltd. in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining Videotron, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

Philippe Guay, Vice President, National Sales Toronto. Mr. Guay was appointed Vice President, National Sales Toronto in October 2009. Prior to that, he was Chief Marketing Officer with Laura Secord and worked for other food industry leaders, namely H.J. Heinz and Hostess Frito Lay. Mr. Guay holds a Bachelor of Administration from Université de Sherbrooke and a MBA from the University of Western Ontario.

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

J. Serge Sasseville, Vice President, Corporate and Institutional Affairs. Mr. Sasseville was appointed Vice President, Corporate and Institutional Affairs of Quebecor Media in November 2008. Mr. Sasseville has joined the Quebecor Group in 1987 and has served in many capacities both as a lawyer and manager including Vice President, Legal Affairs and Secretary of Videotron and its subsidiaries and President, Music Sector of Archambault Group. Mr. Sasseville is a member of the boards of directors of Archambault Group, the Quebecor Fund and Musicaction. He is also a member of the Executive Committee and the Vice-Chair of the Board of Directors of CWTA (Canadian Wireless Telecommunications Association) and a member of the Board of Directors of CPAC (Cable Public Affairs Channel). He has been a member of the Quebec Bar Association since 1981 and has practiced law at the law firm Stein, Monast in Québec City from 1981 to 1987.

Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary of Quebecor Media on January 1, 2008. She holds the same position with Quebecor, TVA Group, Sun Media and Videotron. Prior to her appointment to her current position, Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World Inc. and Quebecor from 2003 to December 2007.

Prior to joining the Quebecor group of companies as Assistant Secretary in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.

Julie Tremblay, Vice President, Human Resources. Ms. Tremblay rejoined Quebecor Media in May 2007, after having served in this position from August 1998 to April 2003, which is when she was transferred to Quebecor World Inc. as Vice President, Human Resources. Ms. Tremblay remained responsible for the Human Resources of Quebecor World Inc. until October 2007. She has also held the position of Vice President, Human Resources of Quebecor, a position she has held over a period of 8 years. Ms. Tremblay has worked for the Quebecor group of companies in different positions since 1989. Prior to joining the Quebecor group of companies, she practiced in a private law firm. She has been a member of the Quebec Bar Association since 1984.

Marc Tremblay, Vice President, Legal Affairs. Mr. Tremblay has been appointed Vice President, Legal Affairs at Quebecor Media on March 30, 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP for 22 years. He has been a member of the Quebec Bar Association since 1983.

Chloé Poirier, Treasurer. Ms. Poirier was appointed Treasurer of Quebecor Media in July 2009. She also serves as Treasurer of Quebecor, Sun Media and Videotron. Ms. Poirier joined the Company in 2001 as Director, Treasury/Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and a trader at the Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor degree in Actuarial Science and an MBA from Université Laval.

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Quebecor Media in January 2008. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and has been promoted to Director, Compliance, Corporate Secretariat in February 2010. He is currently acting as Assistant Secretary of Quebecor, TVA Group, Sun Media and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux practiced law at the law firm BCF LLP for three years. He has been a member of the Quebec Bar Association since 2000.

Passing of Mr. Jean Neveu

On March 12, 2011, Quebecor announced the passing away of Mr. Jean Neveu. At the time of his passing, Mr. Neveu was serving as, among other things, Chairman of the Board of Quebecor Inc., Chairman of the Board of TVA Group Inc., and a Director of Quebecor Media. Quebecor paid tribute to Mr. Neveu’s passion, loyalty and dedication to the success of the Quebecor group and expressed gratitude for his contribution to the company.

Jean Neveu had been a director of Quebecor since 1988, a director of Quebecor Media since January 2001 and a director of TVA Group since November 2001. He joined Quebecor in 1969 as Controller and occupied several management positions before leaving the Company in 1979 to become part of a major publishing house and magazine distributor. In 1988, he returned to Quebecor to serve as Vice-President, Dailies, and then Senior Vice-President. When Quebecor Printing Inc. was created in January 1989, Jean Neveu was appointed President and Chief Executive Officer, a position he held until December 1997 when he was appointed Chairman of the Board, a position in which he continued to serve until 2002. In December 1997, he became President and Chief Executive Officer of Quebecor Inc., a position he held until April 1999, when he was appointed Chairman of the Board of Quebecor Inc. From March 2003 until March 2004, Mr. Neveu also served as interim President and Chief Executive Officer of Quebecor World Inc. He was an active member of a number of social organizations.

B – Compensation

Compensation of Directors

Our Directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2009, each Director is entitled to receive an annual director’s fee of $42,500 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each meeting of the Board of Directors or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,500 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $12,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. Each Compensation Committee member, other than the president, also receive additional fees of $2,000 per year. Each Audit Committee member, other than the president, also receives additional fees of $4,000 per year. Each Executive Committee member receives additional fees of $3,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees. Mr. Serge Gouin, who serves as Chairman of the Board of Directors of Quebecor Media, receives compensation from us for acting in such capacity. Mr. Jean Neveu, who served as Chairman of the Board of Directors of our parent company, Quebecor, received compensation therefor and did not receive any annual fees or attendance fees for his position as Director of Quebecor Media in 2010.

During the financial year ended December 31, 2010, the amount of compensation (including benefits in kind) paid to seven of our Directors (other than Pierre Karl Péladeau and Jean Neveu) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $814,000. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

Compensation of Executive Officers

Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 15% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of option.

For the financial year ended December 31, 2010, our senior executive officers, as a group, received aggregate compensation of $7.7 million for services they rendered in all capacities during 2010, which amount includes base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.

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

During the year ended December 31, 2010, an aggregate total of 1,096,500 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $46.50 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2010, a total of 503,830 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $5.6 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2010, an aggregate total of 3,515,668 options were outstanding (of which 793,098 were vested as at that date), with a weighted average exercise price of $42.69 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 19 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

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

During the year ended December 31, 2010, 39,221 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $34.72 per share, were granted to one senior executive officer of Quebecor Media. As of December 31, 2010, a total of 502,381 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $23.38 per share, were held by senior executive officers of Quebecor Media for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2010 was $37.62 per share.

Pension Benefits

Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The greater benefits under this plan equal 2% of the average salary over the best five consecutive years of salary

(including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $127,611. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $6,381 in respect of 2011.

The total amount contributed by Quebecor Media in 2010 to provide the pension benefits was $38.9 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 25 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$127,611 or more	$25,522	$38,283	$51,044	$63,806	$76,567

Supplemental Retirement Benefit Plan for Designated Executives

In addition to the pension plans in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. Three senior executive officers of Quebecor Media are participants under the Quebecor Media plan.

The pensions of the three senior executive officers who participate in the Quebecor Media plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. Upon a beneficiary’s death after retirement, the plan provides for the payment of a pension to the eligible surviving spouse which represents 50% of the retiree’s pension and payable for up to ten years.

As of December 31, 2010, these three senior executive officers of Quebecor Media had credited service of approximately seven years or less. The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$ 200,000	$14,478	$21,717	$28,956	$36,195	$43,433
$ 300,000	$34,478	$51,717	$68,956	$86,195	$103,433
$ 400,000	$54,478	$81,717	$108,956	$136,195	$163,433
$ 500,000	$74,478	$111,717	$148,956	$186,195	$223,433
$ 600,000	$94,478	$141,717	$188,956	$236,195	$283,433
$ 800,000	$134,478	$201,717	$268,956	$336,195	$403,433
$1,000,000	$174,478	$261,717	$348,956	$436,195	$523,433
$1,200,000	$214,478	$321,717	$428,956	$536,195	$643,433
$1,400,000	$254,478	$381,717	$508,956	$636,195	$763,433

C – Board Practices

In accordance with our charter, our Board of Directors may consist of at least one Director and no more than 20 Directors. Our Board of Directors currently consists of nine Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media (the “Company’s Shareholders Agreement”), our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2010, our shareholders, acting by written resolution, decreased the size of our Board of Directors from ten Directors to nine, and established that Quebecor would be entitled to nominate five Directors and Capital CDPQ would be entitled to nominate four Directors. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Company’s Shareholders Agreement and the shareholders’ resolution decreasing the size of the Board of Directors to nine.

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which our Directors and senior management have served in that office.

Executive Committee

The Executive Committee of our Board of Directors is currently composed of four members, namely Messrs. Pierre Karl Péladeau, Serge Gouin, André Delisle and A. Michel Lavigne. Mr. Gouin is the Chairman of our Executive Committee. Subject to the provisions of the Company’s Shareholders Agreement, the Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time. However, the Committee does not have the power to grant options, which power has already been delegated by the Board of Directors to its Compensation Committee.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit Committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our code of ethics (“Code of Ethics”) for the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.

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

D – Employees

At December 31, 2010, we had approximately 16,360 employees on a consolidated basis. At December 31, 2009 and 2008, we had approximately 15,710 and 17,100 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2010.

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements
Telecommunications	5,670	3,340	5
News Media[1]	6,230	1,920	76
Broadcasting	1,960	1,160	13
Leisure and Entertainment	1,420	370	8
Interactive Technologies and Communications	880	—	—
Corporate[2]	200	—	—
Total	16,360	6,800	102

[1]

Includes, in the aggregate, approximately 230 employees of Canoe, which is now part of our News Media segment. In December 2008, Sun Media announced a decrease in the number of its employees, carried out over the course of 2008, 2009 and 2010 The restructuring initiatives are now completed. Osprey Media was wound up and its operations were integrated into Sun Media’s operations as of January 1, 2011.

[2]	Includes QMI Agency.

At December 31, 2010, approximately 42% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 102 collective bargaining agreements:

•	Videotron is party to 5 collective bargaining agreements representing approximately 3,340 unionized employees. The two most important collective bargaining agreements, covering unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

•

Sun Media (including Osprey Media) is party to 74 collective bargaining agreements, representing approximately 1,760 unionized employees. 21 collective bargaining agreements have expired, representing approximately 920 unionized employees, or 52% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2011. The other collective bargaining agreements are scheduled to expire on various dates through December 2013.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,160 unionized employees. Of this number, 2 collective bargaining agreements, representing approximately 20 unionized employees or 1.7% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are in progress. The other collective bargaining agreements will expire between April 30, 2011 and December 31, 2013.

•

Of the other 10 collective bargaining agreements, representing approximately 530 unionized employees, one collective bargaining agreement representing approximately 40 unionized employees is expired. The other collective bargaining agreements will expire between May 2011 and December 2017.

We have, in the past, experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. On February 26, 2011, the members of the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) voted 64.1% to accept the mediator’s recommendation for a settlement to the labour dispute at the Journal de Montréal. On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, the employer had declared a lockout. The parties must now negotiate a back-to-work agreement to end the dispute.

We can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience further work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

E – Share Ownership

Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our Directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “B. Compensation” above.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A – Major Shareholders

As of December 31, 2010, Quebecor held, directly and indirectly, 67,636,713 common shares of our Company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

To the knowledge of our directors and officers and based on the most recent regulatory filings, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of Quebecor are: (i) Les Placements Péladeau inc., a corporation controlled by Pierre Karl Péladeau, (ii) Jarislowsky, Fraser Limited, (iii) Beutel, Goodman & Co. Ltd., and (iv) Letko, Brosseau & Associates Inc. As of December 31, 2010, Les Placements Péladeau inc. and Pierre Karl Péladeau held, directly and indirectly, a total of 17,468,464 Quebecor Class A Shares and 69,800 Quebecor Class B Shares Subordinate Voting Shares, representing approximately 88.11% of the outstanding Quebecor Class A Shares, approximately 0.16% of the oustanding Quebecor Class B Shares Subordinate Voting Shares and approximately 71.99% of the voting rights attached to all outstanding Quebecor shares.

According to an alternative monthly report filed on SEDAR on November 12, 2010, Jarislowsky, Fraser Limited held, directly or indirectly, 8,300 Quebecor Class A Shares and 6,246,267 Quebecor Class B Subordinate Voting Shares, representing approximately 0.04% of the outstanding Quebecor Class A Shares, approximately 14.04% of the oustanding Quebecor Class B Shares Subordinate Voting Shares and approximately 2.61% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on April 6, 2009, Beutel, Goodman & Co. Ltd. held directly or indirectly, 6,474,742 Quebecor Class B Subordinate Voting Shares, representing approximately 14.55% of the outstanding Quebecor Class B Subordinate Voting Shares and approximately 2.67% of the voting rights attached to all outstanding Quebecor shares. According to an early warning report filed on SEDAR on September 9, 2008, Letko, Brosseau & Associates Inc. held, directly or indirectly, 4,642,563 Quebecor Class B Subordinate Voting Shares, representing approximately 10.43% of the outstanding Quebecor Class B Subordinate Voting Shares and approximately 1.91% of the voting rights attached to all outstanding Quebecor shares. Since the date of each of the above filings, respectively, no publicly-available regulatory filing has been made disclosing that these respective positions in Quebecor have changed.

B – The Company’s Shareholders Agreement

We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor, Capital CDPQ and certain of our wholly owned subsidiaries, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the Company’s Shareholders Agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as “QMI Shares”, on a fully-diluted basis.

The Company’s Shareholders Agreement provides, among other things, for:

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

The Company’s Shareholders Agreement provides that once we become a reporting issuer and have a 20% public “float” of QMI Shares, certain provisions of the Company’s Shareholders Agreement will cease to apply, including the consent rights described under subsections (d)(4) and (f) in the description of the Company’s Shareholders Agreement above.

In a separate letter agreement, dated December 11, 2000, Quebecor and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the Company’s Shareholders Agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully diluted basis or, in the case of TVA Group only, 10%.

On May 5, 2003, our shareholders, by resolution, increased the total number of directors on our Board of Directors from nine to ten and determined that the tenth director would be a nominee of Quebecor. Following the resolution, our Board of Directors consisted of ten directors, of which six were nominees of Quebecor and four were nominees of Capital CDPQ. On May 11, 2010, our shareholders, acting by written resolution decreased the size of our Board of Directors to nine directors and established that Quebecor would be entitled to nominate five directors and Capital CDPQ would be entitled to nominate four directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management”.

C – Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from unrelated third parties.

Operating transactions

During the year ended December 31, 2010, the Company and its subsidiaries made purchases and incurred rent charges from the parent company and affiliated companies in the amount of $14.8 million ($16.9 million in 2009 and $11.8 million in 2008), which are included in operating expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $3.6 million ($2.8 million in 2009 and $2.7 million in 2008). These transactions were concluded and accounted for at the exchange amount.

The Company received interest of $0.1 million in 2009 and $1.0 million in 2008 from the parent company.

Corporate reorganization

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group held a 13.8% interest, was wound up and its assets distributed to its shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.6 million was recorded in contributed surplus.

In the second quarter of 2010, the Company announced the creation of The Sun TV News Channel, a new partnership in which TVA Group holds a 51% interest and Sun Media Corporation a 49% interest. This new partnership will launch the English-language news and opinion specialty channel Sun News in the spring of 2011. The Company also decided to terminate the operations of its general-interest television station, Sun TV, as soon as Sun News is on the air.

Following the creation of the Sun TV News Channel and the decision to terminate the operations of the television station Sun TV, a corporate reorganization occurred in December 2010. The related transactions were recorded at carrying amounts and a resulting adjustment of $0.9 million was recorded in contributed surplus.

Management arrangements

Our parent company has entered into management arrangements with the Company. Under these management arrangements, our parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of our parent company. In 2010, the Company received an amount of $2.1 million, which is included as a reduction in operating expenses ($2.1 million in 2009 and $3.0 million in 2008), and incurred management fees of $1.1 million ($1.1 million in 2009 and 2008) with the Company’s shareholders.

Tax transactions

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

In 2010, 2009 and 2008, our parent company transferred $26.4 million, $30.1 million and $104.9 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $6.0 million, $6.3 million and $18.4 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $2.7 million, $14.2 million and $6.4 million, respectively, to its income tax expense in 2010, 2009 and 2008, and expects to reduce its income tax expense by $1.5 million in the future.

World Color Press Inc.

On January 21, 2008, World Color Press, Inc. (“WCP”), a former subsidiary of Quebecor formerly named “Quebecor World Inc.”, and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, the following transactions were made with WCP:

•	From January 1, 2008 to January 21, 2008, the Company made purchases from WCP of $3.0 million and made sales to WCP of $1.3 million.

•

On January 10, 2008, the Company settled a balance of $4.3 million payable to WCP by set-off. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount of $7.0 million and the carrying value of $4.3 million was recorded as a reduction in contributed surplus.

D – Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A – Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows of Quebecor Media for the years ended December 31, 2010, 2009 and 2008, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 17. Financial Statements” of this annual report (beginning on page F-1).

B – Legal Proceedings

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

In addition, a number of other legal proceedings involving Quebecor Media or its subsidiaries are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results or on its financial position.

C – Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2010, our issued and outstanding share capital was as follows:

•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ; and

•	1,630,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Québec Inc., an indirect wholly-owned subsidiary of Quebecor Media.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2010, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $87.5 million. In 2009, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $75.0 million. In 2008, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $65.0 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D – Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects — Subsequent Events”), there has been no significant change in our financial position since December 31, 2010.

ITEM 9 – THE OFFER AND LISTING

A – Offer and Listing Details

Not applicable.

B – Plan of Distribution

Not applicable.

C – Markets

Outstanding Notes

On January 5, 2011, we issued and sold Cdn$325.0 million aggregate principal amount of our 7 3/8% Senior Notes due 2021 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 7 3/8% Senior Notes due 2021 are unsecured and are due on January 15, 2021, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2011. Our 7 3/8% Senior Notes due 2021 were not and will not be registered under the Securities Act nor under laws of any other jurisdiction.

On October 5, 2007, we issued and sold US$700.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. Our 7 3/4% Senior Notes due 2016 are unsecured and are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4% Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on November 20, 2007 and completed the registered exchange offer on March 31, 2008. As a result of this exchange offer, we have US$700.0 million in aggregate principal amount of our 7 3/4% Senior Notes due 2016 outstanding and registered under the Securities Act. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in the next paragraph.

On January 17, 2006, we issued and sold US$525.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4% Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on May 8, 2006 and completed the registered exchange offer on July 14, 2006. As a result, we have US$525.0 million in aggregate principal amount of our 7 3/4% Senior Notes due 2016 outstanding and registered under the Securities Act. Our 7 3/4% Senior Notes due 2016 are unsecured and are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year.

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system. The record holder of each respective series of our 7 3/4% Senior Notes due 2016 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 7 3/8% Senior Notes due 2021 is CDS Clearing and Depository Services Inc.

D – Selling Shareholders

Not applicable.

E – Dilution

Not applicable.

F – Expenses of the Issuer

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A – Share Capital

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

As of December 31, 2010, there were no issued and outstanding Series A Shares.

As of December 31, 2010, there were no issued and outstanding Series B Shares.

As of December 31, 2010, there were no issued and outstanding Series C Shares.

As of December 31, 2010, there were no issued and outstanding Series D Shares.

As of December 31, 2010, there were no issued and outstanding Series E Shares.

As of December 31, 2010, there were no issued and outstanding Series F Shares.

As of December 31, 2010, there were 1,630,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Québec Inc., one of our indirect wholly-owned subsidiaries. In 2010, in connection with various intra-group transactions, 1,3000,000 Series G Shares were issued to 9101-0835 Québec Inc., and 930,000 Series G Shares were redeemed. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

B – Memorandum and Articles of Association

Our Articles of Incorporation and the various Articles of Amendment to our Articles of Incorporation are incorporated herein by reference to our registration statement filed with the SEC on September 5, 2001 (Registration No. 333-13792). In addition, (a) the Articles of Amendment, dated as of February 3, 2003, to our Articles of Incorporation are included as Exhibit 1.2 to our annual report for the fiscal year ended December 31, 2002 which was filed with the SEC on March 31, 2003; (b) the Articles of Amendment, dated as of December 5, 2003, and the Articles of Amendment, dated as of January 16, 2004, to our Articles of Incorporation are included as Exhibits 1.4 and 1.5, respectively, to our annual report for the fiscal year ended December 31, 2003, which was filed with the SEC on March 31, 2004; (c) the Articles of Amendment, dated as of November 26, 2004, to our Articles of Incorporation are included as Exhibit 1.6 to our annual report for the fiscal year ended December 31, 2004, which was filed with the SEC on March 31, 2005; (d) the Articles of Amendment, dated as of January 14, 2005, to our Articles of Incorporation are included as Exhibit 1.9 to our annual report for the fiscal year ended December 31, 2005, which was filed with the SEC on March 29, 2006; (e) the Articles of Amendment, dated as of January 12, 2007, to our Articles of Incorporation are included as Exhibit 1.11 to our annual report for the fiscal year ended December 31, 2006, which was filed with the SEC on March 30, 2007; and (f) the Articles of Amendment, dated as of November 30, 2007, to our Articles of Incorporation are included as Exhibit 1.13 to our annual report for the fiscal year ended December 31, 2007, which was filed with the SEC on March 27, 2008. In this description, we refer to our Articles of Incorporation, as amended, as the “Articles”. The following is a summary of certain provisions of our Articles and our by-laws.

We were incorporated, in Canada, under Part IA of the Companies Act (Quebec) as 9093-9687 Québec Inc. on August 8, 2000 under registration number 1149501992. Since its coming into force on February 14, 2011, we are governed by the Business Corporations Act (Quebec). On August 18, 2000, a Certificate of Amendment was filed to change our name to Media Acquisition Inc. Our name was further changed to Quebecor Media on September 26, 2000. Our Articles do not describe our object and purpose.

1.	(a) Our by-laws provide that we may transact business with one or more of our directors or with any firm of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction shall disclose his interest to us and to the other directors and shall abstain from discussing and voting on the transaction, except if his vote is required to bind us in respect of the transaction.

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

2.	The rights, preferences and restrictions attaching to our common shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares, the Series F Shares and the Series G Shares) and our Preferred Shares, Series E are set forth below:

Common Shares

(a)	Dividend rights: Subject to the rights of the holders of our Preferred Shares, each common share shall be entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of our common shares shall be entitled to receive notice of any meeting of our shareholders and to attend and vote on all matters to be voted on by our shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Other than as provided in paragraph (a) above (the holders of our common shares are entitled to receive dividends as determined by our Board of Directors) and paragraph (d) below (the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None

(f)	Sinking fund provisions: None

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of shares: None

For a description of the Company’s Shareholders Agreement among the holders of our common stock, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” in this annual report.

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

As long as there are Cumulative First Preferred Shares outstanding, we shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Business Corporations Act (Quebec), (a) create any other class of shares ranking pari passu or in priority to any outstanding series of the Cumulative First Preferred Shares, (b) voluntarily liquidate or dissolve our Company or execute any decrease of capital involving the distribution of assets on any other shares of our capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to any series of the Cumulative First Preferred Shares.

Cumulative First Preferred Shares, Series A (Series A Shares)

(a)	Dividend rights: The holders of record of the Series A Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 12.5% per share per annum. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay semi-annual dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series B (Series B Shares)

(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single cumulative dividend, payable in cash, in an amount to be determined by our Board of Directors in accordance with the Articles, which dividend, once determined by our Board of Directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series C (Series C Shares)

(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series D (Series D Shares)

(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (the holders of Series D Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series F (Series F Shares)

(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series F Shares may require us to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series G (Series G Shares)

(a)	Dividend rights: The holders of record of the Series G Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series G Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series G Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series G Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series G Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series G Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series G Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series G Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series G Shares may require us to redeem the Series G preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series G Shares as a result of such holders owning a substantial number of shares: None.

Preferred Shares

Preferred Shares, Series E (Series E Shares)

(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.

3.

Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Cumulative First Preferred Shares” in section 2 above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Business Corporations Act (Quebec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Business Corporations Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds ( 2/3) of the votes cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our Boad of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval.

4.	Shareholder meetings: Our by-laws provide that the annual meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Annual meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our Company, by the president or any vice president. Special general meetings of the shareholders shall be held at such time, on such date and at such place as the Board of Directors determines from time to time. Special general meetings of the shareholders may be called at any time by order of the Board of Directors, the chairman of the board, or, provided they are directors of our Company, by the president or any vice president.

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

5.

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

6.	Provisions that could have the effect of delaying, deferring or preventing a change of control: The Articles provide that none of our shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them.

A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at another of our offices or at such other place in the Province of Quebec as may be determined, from time to time, by the Board of Directors.

7.	Not applicable.

8.	Not applicable.

9.	Not applicable.

C – Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.

(a)

Indenture relating to Cdn$325,000,000 of our 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On January 5, 2011, we issued Cdn$325,000,000 aggregate principal amount of our 7 3/8% Senior Notes due January 15, 2021 pursuant to an Indenture, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These notes are unsecured and are due on January 15, 2021. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2011. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(b)	Indenture relating to US$700,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2007. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in paragraph (c) below.

(c)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and are due on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph.

(d)	Credit Agreement, dated as of January 17, 2006 by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended.

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

(e)

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

(g)

Indenture relating to US$715,000,000 of Videotron’s 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2018, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and are due on April 15, 2018. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2008. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On March 5, 2009, Videotron issued an additional US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018. These notes were issued under the same indenture as, and form a single series with, Videotron’s existing 9 1/8% Senior Notes due 2018 that were issued in 2008, and have the same terms as the notes issued in 2008.

(h)

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

(i)	Credit Agreement dated as of November 28, 2000, as amended up to a Tenth Amending Agreement dated as of November 13, 2009, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

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

(j)

Indenture relating to Sun Media’s 7 5/8% Senior Notes due February 15, 2013, dated as of February 7, 2003, by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee, as supplemented.

On February 7, 2003, Sun Media issued US$205.0 million aggregate principal amount of its 7 5/8% Senior Notes due February 15, 2013 under an Indenture, dated as of February 7, 2003, as supplemented, by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee. These notes were redeemed in full and cancelled, and the indenture was discharged, on February 15, 2011.

(k)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.

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

On September 28, 2007, 4411986 Canada Inc., Osprey Media LP and Osprey Media Income Fund entered into a fourth amended and restated secured credit facility consisting of a 39-month revolving credit facility of $65.0 million and a 39-month $133.3 million term facility. All borrowings under this credit facility were repaid and the Fourth Amended and Restated Credit Agreement was terminated during the course of 2010.

D – Exchange Controls

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

E – Taxation

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

U.S. Holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity by contacting Quebecor Media, 612 St-Jacques Street, Montréal, Quebec, Canada H3C 4M8, Attention: Vice President, Legal Affairs (telephone: (514) 380-1999).

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

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of their expected maturity. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made, or if such payments are incidental. We believe the likelihood that we will make any such payments is remote and/or incidental. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote and/or incidental is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of interest that would otherwise accrue and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

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

Recent legislation requires U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) to report their holdings, along with other information, on their tax returns, with certain exceptions. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

Certain Canadian Federal Income Tax Considerations for Residents of the United States

The following is a summary of the principal Canadian federal income tax considerations generally applicable to you if you invested, as initial purchaser or through a subsequent investment, in any of our Senior Notes and if you, at all relevant times, for purposes of the Income Tax Act (Canada), which we refer to as the “Tax Act”, deal at arm’s length with, and are not affiliated with, Quebecor Media and hold the Senior Notes as capital property. Generally, the Senior Notes will be considered capital property to a holder provided that the holder does not use or hold and is not deemed to use or hold the Senior Notes in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade (a “Holder”).

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980), as amended, is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business or part of a business in Canada, and, in the case of a non-resident holder that is an insurer, whose Senior Notes are not designated insurance property (a “Non-Resident Holder”).

This summary is not applicable to: (a) a Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) a Holder that is an “authorized foreign bank”, as defined in the Tax Act; (c) a Holder that is a “registered non-resident insurer”, as defined in the Tax Act; (d) a Holder, an interest in which would be a “tax shelter investment”, as defined in the Tax Act; (e) a Holder that is a corporation that has elected in the prescribed from and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Tax Act; (f) a Holder that is a “specified financial institution” as defined in the Tax Act; or (g) a disposition, transfer or assignment of the Senior Notes by a Non-Resident Holder to a person resident (or deemed resident) of Canada not dealing at arm’s length with the Non-Resident Holder. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of acquiring, holding and disposing of the Senior Notes.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A
PARTICULAR HOLDER. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE
INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY,
YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR
CIRCUMSTANCES.

Interest (including any amounts deemed to be interest) and principal paid to a Non-Resident Holder on the Senior Notes are not subject to Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) are payable by a Non-Resident Holder under the Tax Act in respect of the acquisition, holding, disposition, redemption or deemed disposition of the Senior Notes or the receipt of interest or principal thereon.

F – Dividends and Paying Agents

Not applicable.

G – Statement by Experts

Not applicable.

H – Documents on Display

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

In addition, you may obtain a copy of the documents to which we refer you in this annual report without charge upon written or oral request to: Quebecor Media Inc., 612 St-Jacques Street, Montréal, Quebec, Canada H3C 4M8, Attention: Investor Relations. Our telephone number is (514) 380-1999.

I – Subsidiary Information

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use certain financial instruments, such as interest rate swaps, cross-currency swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.

Foreign currency risk and interest rate risk

Most of our Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Our Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2010 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, our Company’s sensitivity to variations in foreign exchange rates is economically limited.

Some of our Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian prime rate. The Senior Notes issued by our Company and its subsidiaries bear interest at fixed rates. Our Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2010, after taking into account the hedging instruments, long-term debt was comprised of 75.2% fixed rate debt (69.3% as of December 31, 2009) and 24.8% floating rate debt (30.7% as of December 31, 2009).

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2010 is $10.3 million.

Commodity price risk

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2010, the total newsprint consumption of our newspaper operations was approximately 144,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 9.8% ($81.4 million) of our News Media segment’s operating expenses for the year ended December 31, 2010. Changes in the price of newsprint could significantly affect our income and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier is a short-term agreement and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations

Credit risk management

Credit risk is the risk of financial loss to our Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, our Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2010, no customer balance represented a significant portion of our Company’s consolidated trade receivables. Our Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $39.1 million as of December 31, 2010 ($40.3 million as of December 31, 2009). As of December 31, 2010, 10.5% of trade receivables were 90 days past their billing date (9.8% as of December 31, 2009).

Our Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Our Company does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, our Company and its subsidiaries are exposed to the risk of non-performance by a third party. When our Company and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with our Company’s risk management policy and are subject to concentration limits.

Fair value of financial instruments

See “Item 5 — Operating and Financial Review and Prospects — Additional Information — Risks and Uncertainties — Fair Value of Financial Instruments” in this annual report.

Material limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal repayments

As of December 31, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2011	$30.1
2012	67.9
2013	373.3
2014	736.4
2015	184.3
2016 and thereafter	2,204.3

Total	$3,596.3

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A – None.

B – Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A – Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

B – Use of Proceeds

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Chief Financial Officer, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Chief Financial Officer concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act is accumulated and communicated to management, including the Company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Quebecor Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Quebecor Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Quebecor Media’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quebecor Media’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Quebecor Media are being made only in accordance with authorizations of management and directors of Quebecor Media; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quebecor Media’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2010.

Pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Quebecor Media is not required to include in its annual report an attestation report of Quebecor Media’s registered public accounting firm regarding our internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was therefore not subject to attestation procedures by our registered public accounting firm.

There have been no changes in Quebecor Media’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Quebecor Media’s internal control over financial reporting.

ITEM 16 – [RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr.  La Couture is an “independent” director, as defined under SEC rules.

ITEM 16B – CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of Quebecor Media, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent public accountant for the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2010 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. In March 2010, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2010, 2009 and 2008, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2010 and 2009.

	2010	2009
Audit Fees[1]	$3,647,806	$3,177,932
Audit related Fees[2]	205,322	1,145,796
Tax Fees[3]	115,006	65,897
All Other Fees[4]	64,675	46,212

Total	$4,032,809	$4,435,837

[1]

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

[2]

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

[3]

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

[4]

All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Our audited consolidated balance sheets as of December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008, including the notes thereto and together with the Report of Independent Registered Public Accounting Firm thereon, are included in this annual report beginning on page F 1.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description
1.1	Articles of Incorporation of Quebecor Media (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed on March 31, 2003).

1.3	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

1.7	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

1.8	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

1.9	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

1.10	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006).

Exhibit Number	Description

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of January 12, 2007 (translation) (incorporated by reference to Exhibit 1.11 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.12	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.13	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of November 30, 2007 (translation) (incorporated by reference to Exhibit 1.13 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008).

1.14	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008).

1.15	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009).

2.1	Form of 7 3/4% Senior Note due 2016 originally issued on January 17, 2006 (included as Exhibit A to Exhibit 2.2 below) (incorporated by reference to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

2.3	Form of 7 3/4% Senior Note due 2016 originally issued on October 5, 2007 (included as Exhibit A to Exhibit 2.4 below) (incorporated by reference to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (included as Exhibit A to Exhibit 2.6 below)

2.6	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee.

2.7	Form of Videotron 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated January 8, 2004, Registration Statement No. 333-110697).

2.8	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Videotron Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated January 8, 2004, Registration Statement No. 333-110697).

2.9	Indenture relating to Videotron 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated January 8, 2004, Registration Statement No. 333-110697).

Exhibit Number	Description

2.10	Supplemental Indenture, dated as of July 12, 2004, by and among Videotron, SuperClub Videotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 4.4 to Videotron’s Registration Statement on Form F-4, dated January 18, 2005, Registration Statement No. 333-121032).

2.11	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.12	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.14	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.7 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.15	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.8 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.16	Form of Videotron 6 3/8% Senior Note due 2015 (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.17	Form of Notation of Guarantee by the subsidiary guarantors of Videotron’s 6 3/8% Senior Notes due 2015 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.18	Indenture relating to Videotron 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.19	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.20	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

Exhibit Number	Description

2.21	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.23	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit 2.12 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.24	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit 2.13 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.25	Indenture, dated as of April 15, 2008, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.26	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.27	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 15, 2010).

2.28	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.29	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.30	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.31	Form of Notation of Guarantee by the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

Exhibit Number	Description

2.32	Indenture relating to Videotron 7 1/8% Senior Notes, dated as of January 16, 2010, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.33	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 15, 2010 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.34	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 15, 2010 (incorporated by reference to Exhibit 2.25 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written Resolution adopted by the Shareholders of Quebecor Media on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

3.4	Written resolution adopted by the Shareholders of Quebecor Media on May 11, 2010 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation).

4.1	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

4.2	First Amending Agreement, dated as of January 14, 2010, amending the Credit Agreement dated as of January 17, 2006 among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.3	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.4	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

Exhibit Number	Description

4.5	Credit Agreement dated as of February 7, 2003 among Sun Media, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media’s Registration Statement on Form F-4, dated April 10, 2003, Registration Statement No. 333-103998).

4.6	First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to the applicable exhibit to Sun Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 30, 2004).

4.7	Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto (incorporated by reference to Exhibit 4.5 of Sun Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 24, 2005, Commission file No. 333-6690).

4.8	Third Amending Agreement, dated as of January 17, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.6 of Sun Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 21, 2006, Commission file No. 333-6690).

4.9	Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.10	Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.11	Sixth Amending Agreement, dated as of December 23, 2010 to the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, the lenders party thereto, and Bank of America, N.A., as administrative agent.

4.12	Form of Amended and Restated Credit Agreement entered into as of November 28, 2000, (as amended by a First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, a Ninth Amending Agreement dated as of April 7, 2008, and Tenth Amending Agreement dated as of November 13, 2009) entered into as of November 28, 2000, as amended as of November 13, 2009, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

Exhibit Number	Description

4.13	Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement dated as of November 28, 2000, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Québec inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media (incorporated by reference to Exhibit 10.2 to Videotron’s Registration Statement on Form F-4, dated January 18, 2005, Registration Statement No. 333-121032).

4.14	Eighth Amending Agreement, dated as of March 6, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement, dated as of November 19, 2004 among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.3 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.15	Ninth Amending Agreement, dated as of April 7, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, and an Eighth Amending Agreement dated as of March 6, 2008, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.2 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

4.16	Tenth Amending Agreement, dated as of November 13, 2009, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, and a Ninth Amending Agreement, dated as of April 7, 2008, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron, CF Cable TV Inc., 7215924 Canada Inc., 9212-7919 Québec inc., and Videotron US Inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.2 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

4.17	Finnvera Facility B Credit agreement dated as of November 13, 2009, by and among Videotron, as borrower, the financial institutions party thereto from time to time, as Lenders, and HSBC Bank plc, as agent (incorporated by reference to Exhibit 4.17 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

Exhibit Number	Description

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009).

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ JEAN-FRANÇOIS PRUNEAU
Name:	Jean-François Pruneau
Title:	Chief Financial Officer

Dated: March 21, 2011

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the Shareholders of Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with Canadian Generally Accepted Accounting Principles.

/s/ Ernst & Young LLP (1)

Chartered Accountants

Montreal, Canada

March 21, 2011

(1) CA auditor permit no. 9298

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2010, 2009 and 2008

(in millions of Canadian dollars)

	00000000000	00000000000	00000000000	00000000000
	Note	2010	2009	2008

Revenues		$4,000.1	$3,806.4	$3,759.4

Cost of sales, selling and administrative expenses		2,652.3	2,521.7	2,639.8
Amortization		399.7	341.5	316.7
Financial expenses	2	265.4	238.2	276.0
(Gain) loss on valuation and translation of financial instruments	3	(46.1)	(61.5)	3.7
Restructuring of operations, impairment of assets and other special items	4	50.3	29.6	54.6
Loss on debt refinancing	5	12.3	–	–
Impairment of goodwill and intangible assets	6	–	13.6	671.2
Income (loss) before income taxes and non-controlling interest		666.2	723.3	(202.6)
Income taxes	8	166.7	177.3	155.2
Income (loss) before non-controlling interest		499.5	546.0	(357.8)
Non-controlling interest	17	(18.8)	(23.8)	(23.2)
Income (loss) from continuing operations		480.7	522.2	(381.0)

Income from discontinued operations		–	2.9	2.3
Net income (loss)		$480.7	$525.1	$(378.7)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2010, 2009 and 2008

(in millions of Canadian dollars)

	00000000000	00000000000	00000000000	00000000000
	Note	2010	2009	2008

Net income (loss)		$480.7	$525.1	$(378.7)

Other comprehensive income (loss):
Unrealized (loss) gain on translation of net investments in foreign operations		(2.9)	(3.3)	5.0
Gain (loss) on valuation of derivative financial instruments		43.0	(8.2)	(16.7)
Income taxes related to derivative financial instruments		(2.7)	41.6	(47.9)
Reclassification to income of other comprehensive loss related to derivative financial instruments, net of income taxes of $2.5 million	5	5.9	–	–
		43.3	30.1	(59.6)
Comprehensive income (loss)		$524.0	$555.2	$(438.3)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2010, 2009 and 2008

(in millions of Canadian dollars)

	shareholders'	shareholders'	shareholders'	shareholders'	shareholders'	shareholders'
	Note	Capital stock (note 18)	Contributed surplus	Deficit	Accumulated other comprehen- sive income (loss) (note 20)	Total shareholders’ equity

Balance as of December 31, 2007		$1,752.4	$3,217.2	$(2,531.0)	$9.4	$2,448.0
Net loss		–	–	(378.7)	–	(378.7)
Other comprehensive loss		–	–	–	(59.6)	(59.6)
Dividends		–	–	(65.0)	–	(65.0)
Related party transactions	24	–	(2.7)	–	–	(2.7)

Balance as of December 31, 2008		1,752.4	3,214.5	(2,974.7)	(50.2)	1,942.0
Net income		–	–	525.1	–	525.1
Other comprehensive income		–	–	–	30.1	30.1
Dividends		–	–	(75.0)	–	(75.0)
Related party transactions	24	–	8.6	–	–	8.6

Balance as of December 31, 2009		1,752.4	3,223.1	(2,524.6)	(20.1)	2,430.8
Net income		–	–	480.7	–	480.7
Other comprehensive income		–	–	–	43.3	43.3
Dividends		–	–	(87.5)	–	(87.5)
Related party transactions	24	–	0.9	–	–	0.9

Balance as of December 31, 2010		$1,752.4	$3,224.0	$(2,131.4)	$23.2	$2,868.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2010, 2009 and 2008

(in millions of Canadian dollars)

	00000000000	00000000000	00000000000	00000000000
	Note	2010	2009	2008

Cash flows related to operating activities
Income (loss) from continuing operations		$480.7	$522.2	$(381.0)
Adjustments for:
Amortization of property, plant and equipment		323.4	292.6	277.2
Amortization of intangible assets and other assets		76.3	48.9	39.5
(Gain) loss on valuation and translation of financial instruments	3	(46.1)	(61.5)	3.7
Amortization of financing costs and long-term debt discount	2	12.5	10.2	9.3
Loss on debt refinancing	5	12.3	–	–
Impairment of property, plant and equipment and other assets	4	11.9	0.4	19.1
Impairment of goodwill and intangible assets	6	–	13.6	671.2
Future income taxes	8	110.2	147.6	142.5
Non-controlling interest		18.8	23.8	23.2
Other		(4.7)	4.6	(0.3)
		995.3	1,002.4	804.4
Net change in non-cash balances related to operating activities		(125.2)	(52.9)	(18.3)
Cash flows provided by operating activities		870.1	949.5	786.1

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	7	(3.1)	(4.6)	(146.7)
Business disposals, net of cash and cash equivalents		2.1	14.6	6.4
Additions to property, plant and equipment		(705.6)	(491.1)	(465.6)
Additions to intangible assets		(113.9)	(111.5)	(637.6)
Net change in temporary investments		30.0	(29.8)	–
Proceeds from disposals of assets		53.0	3.6	5.7
Acquisition of tax deductions from parent company	24	(6.0)	(6.3)	(18.4)
Other		(0.4)	–	(1.3)
Cash flows used in investing activities		(743.9)	(625.1)	(1,257.5)

Sub-total, balance carried forward		$126.2	$324.4	$(471.4)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2010, 2009 and 2008

(in millions of Canadian dollars)

	00000000000	00000000000	00000000000	00000000000
	Note	2010	2009	2008

Sub-total, balance brought forward		$126.2	$324.4	$(471.4)

Cash flows related to financing activities
Net change in bank indebtedness		3.9	(10.5)	(4.8)
Issuance of long-term debt, net of financing fees		292.7	399.1	463.8
Net change under revolving and bridge bank facilities		2.0	(300.1)	98.4
Repayment of long-term debt	5	(358.8)	(54.6)	(25.7)
Settlement of hedging contracts	5	(32.4)	–	–
Dividends		(87.5)	(75.0)	(65.0)
Dividends paid to non-controlling shareholders		(2.4)	(2.5)	(3.0)
Other		–	(2.7)	2.7
Cash flows (used in) provided by financing activities		(182.5)	(46.3)	466.4

Net change in cash and cash equivalents		(56.3)	278.1	(5.0)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		(1.0)	(0.6)	1.4
Cash and cash equivalents at beginning of year		300.0	22.5	26.1
Cash and cash equivalents at end of year		$242.7	$300.0	$22.5

Cash and cash equivalents consist of:
Cash		$122.1	$26.0	$9.9
Cash equivalents		120.6	274.0	12.6
		$242.7	$300.0	$22.5

Additional information on the consolidated statements of cash flows
Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable		$(72.5)	$(31.2)	$18.3
Inventories		(69.6)	16.4	(30.2)
Accounts payable and accrued charges		(24.3)	(41.6)	87.8
Stock-based compensation		12.6	7.1	(100.0)
Deferred revenues		46.5	18.9	19.1
Other		(17.9)	(22.5)	(13.3)
		$(125.2)	$(52.9)	$(18.3)
Non-cash investing activities:
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$(16.4)	$(52.0)	$(19.7)
Cash interest payments		$285.0	$276.8	$282.0
Cash income taxes payments (net of refunds)		37.0	17.0	24.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

(in millions of Canadian dollars)

	00000000000	00000000000	00000000000
	Note	2010	2009

Assets

Current assets
Cash and cash equivalents		$242.7	$300.0
Temporary investments		–	30.0
Accounts receivable	9	587.3	518.6
Income taxes		6.4	1.3
Amounts receivable from parent company		8.4	8.2
Inventories	10	245.2	176.1
Prepaid expenses		37.1	28.7
Future income taxes	8	39.5	47.9
		1,166.6	1,110.8
Non-current assets
Property, plant and equipment	11	2,793.1	2,439.8
Intangible assets	12	1,081.3	1,052.7
Derivative financial instruments	23	28.7	49.0
Other assets	13	144.2	122.1
Future income taxes	8	9.0	12.5
Goodwill	14	3,508.2	3,506.1
		7,564.5	7,182.2
Total assets		$8,731.1	$8,293.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2010 and 2009

(in millions of Canadian dollars)

	00000000000	00000000000	00000000000
	Note	2010	2009

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness		$4.9	$1.0
Accounts payable and accrued charges		789.5	789.8
Deferred revenue		275.1	234.7
Income taxes		33.6	16.3
Current portion of long-term debt	15	30.1	67.8
		1,133.2	1,109.6
Non-current liabilities
Long-term debt	15	3,483.3	3,693.4
Derivative financial instruments	23	479.9	422.4
Other liabilities	16	122.5	107.2
Future income taxes	8	512.4	413.4
Non-controlling interest	17	131.6	116.2
		4,729.7	4,752.6
Shareholders’ equity
Capital stock	18	1,752.4	1,752.4
Contributed surplus	24	3,224.0	3,223.1
Deficit		(2,131.4)	(2,524.6)
Accumulated other comprehensive income (loss)	20	23.2	(20.1)
		2,868.2	2,430.8
Commitments and contingencies	21
Guarantees	22

Subsequent events	28
Total liabilities and shareholders’ equity		$8,731.1	$8,293.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2010 and 2009 and 2008

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service or its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations includes the printing, publishing and distribution of daily newspapers, weekly newspapers, directories and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

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

INDUSTRY SEGMENTS

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
							2010

Revenues	$2,209.0	$1,034.8	$448.2	$302.5	$98.0	$(92.4)	$4,000.1
Income from continuing operations before (i)	1,035.9	200.3	76.2	27.5	6.0	1.9	1,347.8
Amortization	307.5	61.9	15.5	9.8	3.9	1.1	399.7
Additions to property, plant and equipment	668.0	11.4	18.5	4.2	2.6	0.9	705.6
Additions to intangible assets	90.6	12.0	5.9	5.4	–	–	113.9
Total assets	6,146.9	1,780.8	494.9	173.2	89.3	46.0	8,731.1

(i)	Amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2010 and 2009 and 2008

(in millions of Canadian dollars)

INDUSTRY SEGMENTS (continued)

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
							2009
Revenues	$2,001.2	$1,054.9	$439.0	$307.8	$91.0	$(87.5)	$3,806.4
Income from continuing operations before (i)	972.9	199.5	80.0	25.9	4.1	2.3	1,284.7
Amortization	254.4	57.3	14.8	9.9	4.0	1.1	341.5
Additions to property, plant and equipment	434.1	33.4	16.5	3.6	3.1	0.4	491.1
Additions to intangible assets	89.9	10.3	7.0	4.0	0.3	–	111.5
Total assets	5,631.1	1,839.2	468.3	175.4	88.4	90.6	8,293.0

							2008
Revenues	$1,804.2	$1,210.7	$436.7	$301.9	$89.6	$(83.7)	$3,759.4
Income from continuing operations before (i)	797.9	227.1	66.0	20.2	5.1	3.3	1,119.6
Amortization	226.4	62.1	13.9	9.5	4.3	0.5	316.7
Additions to property, plant and equipment	356.7	77.1	17.8	8.9	3.6	1.5	465.6
Additions to intangible assets	614.7	11.4	4.1	7.4	–	–	637.6
Total assets	5,275.2	1,788.4	438.2	188.8	105.1	198.7	7,994.4

(i)	Amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

Quebecor Media is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc. (“Quebecor” or “the parent company”).

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 26.

(a)	Basis of presentation

The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2009 and 2008 have been reclassified to conform to the presentation adopted for the year ended December 31, 2010.

(b)	Foreign currency translation

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

Foreign currency transactions are translated using the temporal method. Translation gains and losses on financial instruments are included in financial expenses or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from these estimates. The following significant areas require management to use assumptions and make estimates:

•	revenue recognition;

•	impairment testing of goodwill, intangible assets and property, plant and equipment;

•	business purchase price allocation;

•	fair value of financial instruments;

•	cost and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, provision for obsolescence and allowance for sales returns;

•	net realizable value of inventories;

•	provisions such as legal contingencies and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	future income taxes;

•	government assistance and income tax credits;

•	stock-based compensation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Impairment of long-lived assets

The Company reviews its long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment test is done when the carrying amount of an asset or a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

(e)	Revenue recognition

The Company recognizes its operating revenues when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connecting costs) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of mobile devices, revenues from equipment sales are recognized in income when the mobile device is delivered and activated. Revenues from DVD and Blu-ray rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment, including mobile devices, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues of the News Media segment derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are recognized also when the publication is delivered. Website advertising is recognized when the advertisements are placed on the websites. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition (continued)

Broadcasting

Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the period of broadcasting or the period that movies are presented in theatre, when exploitation, exhibition or sale can begin and the licence period of the arrangement has begun.

Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the distribution of DVD and Blu-ray units are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment

Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

(f)	Barter transactions

In the normal course of operations, the News Media and the Broadcasting segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

For the year ended December 31, 2010, the Company recorded $15.7 million of barter advertising ($19.8 million in 2009 and $20.2 million in 2008).

(g)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. The Company has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available-for-sale	Other liabilities
• Cash and cash equivalents • Temporary investments • Bank indebtedness	• Accounts receivable • Amounts receivable from parent company • Loans and other long- term receivable included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Financial instruments (continued)

Classification, recognition and measurement (continued)

Financial instruments held for trading are measured at fair value with changes recognized in income as gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market and if applicable, changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at amortized cost, using the effective interest rate method of amortization.

Financing fees related to long-term financing are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

Derivative financial instruments and hedge accounting

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

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

•

The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as gain or loss on valuation and translation of financial instruments.

(h)	Cash and cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2010, these highly liquid investments consisted of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments as of December 31, 2009. These temporary investments, classified as held-for-trading, are recorded at fair value.

(i)	Tax credits and government assistance

The Company has access to several government programs designed to support production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, the Company receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(j)	Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. Work in progress is valued at the pro-rata billing value of the work completed.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Inventories (continued)

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

Broadcast rights are classified as short or long-term, based on management’s estimate of the broadcast period. These rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on future revenues and the estimated number of showings. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

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

Estimates of future revenues, used to determine net realizable values of inventories related to the distribution or broadcasting of television products and movies, are examined periodically by Broadcasting segment management and revised as necessary. The carrying value of programs produced and productions in progress, broadcast rights and distribution rights is reduced to net realizable value, as necessary, based on this assessment.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Income taxes

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

(l)	Long-term investments

Investments in companies subject to significant influence are accounted for by the equity method. Carrying values of investments are reduced to estimated fair values if there is other than a temporary decline in the value of the investment.

(m)	Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunication networks	3 to 20 years

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date for the assets undeterminable. An asset retirement obligation related to its advanced mobile network is however recorded for the rental of sites.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Goodwill and other intangible assets

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

Intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated useful life

Advanced mobile services spectrum licences[1]	10 years
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

[1]	The useful life represents the initial term of the licences issued by Industry Canada.

The cost of the spectrum licences for advanced mobile services includes acquisition costs and interest incurred during the development period of the mobile network project until the network is ready for commercial service.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to this stage are recognized as expenses.

(o)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are classified as a liability and the compensation cost is recognized in operating expenses over the vesting period. Changes in the intrinsic value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Pension plans and postretirement benefits

The Company offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Company pays fixed contributions to participating employee’s pension plans and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statement of income when the contributions become due.

(ii)	Defined benefit pension and postretirement plans

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

•

Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10.0% of the greater of the accrued benefit obligation and the fair value of plan assets, over the expected average remaining service period of 13 years of the active employee group covered by the plans.

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

(q)	Rates subject to CRTC regulations

The Telecommunications segment’s operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commission (“CRTC”). Accordingly, the Telecommunications segment’s operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that differ from Canadian GAAP, even though the Company is subject to these regulations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

2.	FINANCIAL EXPENSES

	00000000000	00000000000	00000000000
	2010	2009	2008

Interest on long-term debt	$284.6	$272.7	$278.3
Amortization of financing costs and long-term debt discount	12.5	10.2	9.3
Loss (gain) on foreign currency translation on short-term monetary items	3.2	(4.7)	4.9
Other	0.4	0.1	(3.7)
	300.7	278.3	288.8

Interest capitalized to the cost of:
Property, plant and equipment	(9.7)	(6.7)	(0.3)
Intangible assets	(25.6)	(33.4)	(12.5)
	(35.3)	(40.1)	(12.8)
	$265.4	$238.2	$276.0

3.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	00000000000	00000000000	00000000000
	2010	2009	2008

Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(41.3)	$(13.9)	$(47.2)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(6.9)	(24.6)	34.3
Loss (gain) on the ineffective portion of fair value hedges	2.1	(23.0)	16.6
	$(46.1)	$(61.5)	$3.7

4.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	00000000000	00000000000	00000000000
	2010	2009	2008

Restructuring of operations	$44.7	$28.3	$35.6
Impairment of assets	11.9	0.4	19.1
Other special items	(6.3)	0.9	(0.1)
	$50.3	$29.6	$54.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

4.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

(a)	Telecommunications

During the third quarter of 2010, Videotron Ltd. (“Videotron”) launched its new advanced mobile network. As a result, Videotron recorded in 2010 a charge of $10.0 million, payable in March 2011, for the termination of its Mobile Virtual Network Operator (“MVNO”) agreement and a charge of $13.9 million for the migration costs of its existing MVNO subscribers to its new mobile network. Videotron expects to incur migration costs as long as the conversion process is not completed.

Other restructuring charges of $0.6 million ($0.3 million in 2009 and in 2008), impairment of assets of $0.2 million ($0.2 million in 2009 and none in 2008), and a gain of $3.3 million (loss of $0.8 million in 2009 and $0.3 million in 2008) related to the sale of assets were also recorded in 2010.

(b)	News Media

The Company has implemented various restructuring initiatives to reduce the News Media segment’s operating costs. As a result of these initiatives, the News Media segment recorded restructuring costs of $17.8 million in 2010 ($26.3 million in 2009 and $33.3 million in 2008), mainly related to the elimination of positions at several publications.

Continuity of restructuring costs payable

	0000000000	0000000000
	2010	2009

Balance at beginning of year	$32.0	$29.7
Workforce-reduction initiatives	17.8	26.3
Payments	(14.4)	(24.0)
Balance at end of year	$35.4	$32.0

As part of the restructuring initiatives, certain assets were also sold in the second quarter of 2010, resulting in a net gain of $2.5 million (none in 2009 and 2008) and an impairment charge of $3.5 million related to certain assets was recorded in 2010 ($0.4 million in 2009 and $19.1 million in 2008).

(c)	Broadcasting

In the second quarter of 2010, the Company announced the creation of The Sun TV News Channel (“Sun News”), a new partnership in which TVA Group Inc. (“TVA Group”) holds a 51% interest and Sun Media Corporation a 49% interest. This new partnership will launch an English-language news and opinion specialty channel in the first semester of 2011. The Company also decided to terminate the operations of its general-interest television station, Sun TV, as soon as the new specialty channel is on the air. As a result of this repositioning, the Broadcasting segment recorded an impairment charge of $8.2 million on certain equipment and broadcasting rights.

Restructuring charges of $1.4 million (a reversal of $0.8 million in 2009 and charge of $0.2 million in 2008) primarily related to the elimination of positions and a gain on disposal of assets of $0.5 million (none in 2009 and 2008) were also recorded in 2010.

(d)	Other segments

In 2010, other segments recorded restructuring costs and other special items of $1.0 million ($2.4 million in 2009 and $1.4 million in 2008).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

5.	LOSS ON DEBT REFINANCING

On January 14, 2010, the Company prepaid drawings under its term loan “B” credit facility (note 15 (i)) in an aggregate amount of US$170.0 million and settled a corresponding portion of its hedging contracts for an amount of $30.9 million, representing a total cash consideration of $206.7 million. This transaction resulted in a total loss of $10.4 million (before income taxes), including a loss of $6.5 million previously recorded in accumulated other comprehensive loss.

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid the balance on its term credit facility and settled the related hedging contracts for a total cash consideration of $116.3 million, resulting in a reclassification to income of a $1.9 million loss (before income taxes), previously recorded in accumulated other comprehensive loss. On June 30, 2010, Osprey Media’s credit facilities were terminated.

6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

In the fourth quarter of 2008, the Company determined that the adverse financial and economic environment prevailing at that time triggered a goodwill impairment test in reporting units of the News Media, Leisure and Entertainment, and Interactive Technologies and Communications segments. As a result, the Company concluded that these reporting units’ goodwill was impaired. In the second quarter of 2009, the Company completed the goodwill impairment test and an additional impairment loss of $5.6 million was recorded as an adjustment to the preliminary goodwill impairment loss of $631.0 million in the fourth quarter of 2008. The additional charge was allocated as follows: $1.7 million to the News Media segment, $1.2 million to the Leisure and Entertainment segment, and $2.7 million to the Interactive Technologies and Communications segment.

In the second quarter of 2009, the Company also recorded an impairment loss of $8.0 million on its mastheads as a result of the completion of its 2009 annual impairment test. An impairment loss of $40.2 million was recorded on its mastheads in the fourth quarter of 2008.

7.	BUSINESS ACQUISITIONS

During the years ended December 31, 2010, 2009, and 2008, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. The results of operations of these businesses have been included in the Company’s consolidated financial statements from their respective acquisition date.

2010

•

In 2010, the Company increased its interest in the News Media segment’s distribution network for a total cash consideration of $2.1 million, resulting in goodwill of an equivalent amount. The Company also recorded contingent consideration payable of $1.0 million as of December 31, 2010.

2009

•

In 2009, the Company increased its equity interest in TVA Group, Broadcasting segment, from 50.90% to 51.44% when TVA Group repurchased 253,300 Class B shares for a total cash consideration of $2.6 million, resulting in goodwill of $0.2 million.

•	In 2009, the Company made additional contingent payments of $2.0 million resulting in goodwill of an equivalent amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

7.	BUSINESS ACQUISITIONS (continued)

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

Business acquisitions for 2008 are summarized as follows:

000000000000
2008

Assets acquired:
Cash and cash equivalents	$0.5
Non-cash current assets	1.1
Property, plant and equipment	3.1
Intangible assets	18.8
Goodwill[1]	60.7
Non-controlling interest	73.0
157.2
Liabilities assumed:
Non-cash current liabilities	(2.9)
Future income taxes	(6.1)
(9.0)
Net assets acquired at fair value	$148.2

Consideration:
Cash	$147.2
Contingent amount payable	1.0
$148.2

[1]	No amount of goodwill is deductible for tax purposes in 2010 ( nil in 2009 and $0.7 million in 2008).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

8.	INCOME TAXES

Income taxes on continuing operations are as follows:

	000000000000	000000000000	000000000000
	2010	2009	2008

Current	$56.5	$29.7	$12.7
Future	110.2	147.6	142.5
	$166.7	$177.3	$155.2

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 29.9% in 2010 (30.9% in 2009 and in 2008) and income taxes in the consolidated statements of income:

	000000000000	000000000000	000000000000	000000000000
	Note	2010	2009	2008

Income taxes at domestic statutory tax rate		$199.2	$223.5	$(62.7)
Increase (reduction) resulting from:
Effect of provincial tax rate differences		(1.0)	(0.4)	(3.1)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates		(7.9)	(23.7)	11.5
Change in valuation allowance		(10.1)	(10.3)	15.3
Change in future income tax balances due to a change in substantively enacted tax rates		–	(3.7)	–
Tax consolidation transactions with parent company	24	(2.7)	(14.2)	(6.4)
Impairment of goodwill		–	1.7	196.4
Other		(10.8)	4.4	4.2
Income taxes		$166.7	$177.3	$155.2

The tax effects of significant items comprising the Company’s net future income tax positions are as follows:

	000000000000	000000000000
	2010	2009

Losses carryforwards	$153.6	$147.4
Accounts payable and accrued charges	17.0	15.2
Property, plant and equipment	(349.5)	(294.5)
Goodwill, intangible assets and other assets	(139.2)	(107.5)
Long-term debt and derivative financial instruments	(16.4)	(2.0)
Other	0.6	13.5
	(333.9)	(227.9)
Valuation allowance	(130.0)	(125.1)
Net future income tax liabilities	$(463.9)	$(353.0)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

8.	INCOME TAXES (continued)

The current and long-term future income tax assets and liabilities are as follows:

	000000000000	000000000000
	2010	2009

Future income tax assets:
Current	$39.5	$47.9
Long-term	9.0	12.5
	48.5	60.4
Future income tax liabilities:
Long-term	(512.4)	(413.4)
Net future income tax liabilities	$(463.9)	$(353.0)

As of December 31, 2010, the Company had operating loss carryforwards for income tax purposes of $79.6 available to reduce future taxable income, including $55.9 million that will expire between 2026 and 2030 and $23.7 million that can be carried forward indefinitely. The Company also had capital losses of $954.9 million that can be carried forward indefinitely and applied only against future capital gains.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable. Any such liability cannot reasonably be determined at the present time.

9.	ACCOUNTS RECEIVABLE

	000000000000	000000000000
	2010	2009

Trade	$528.9	$462.6
Other	58.4	56.0
	$587.3	$518.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

10.	INVENTORIES

	000000000000	000000000000
	2010	2009

Raw materials and supplies	$32.6	$27.3
Work in progress	19.2	14.3
Finished goods	136.7	83.4
Programs, broadcast and distribution rights	56.7	51.1
	$245.2	$176.1

Cost of inventories included in cost of sales amounted to $795.4 million in 2010 ($783.9 million in 2009 and $819.8 million in 2008). Write-downs of inventories totalling $3.3 million were recognized in cost of sales in 2010 ($5.8 million in 2009 and $6.8 million in 2008).

11.	PROPERTY, PLANT AND EQUIPMENT

	0000000000	0000000000	0000000000
	2010
	Cost	Accumulated amortization	Net amount

Land	$31.9	$–	$31.9
Buildings and leasehold improvements	389.4	145.5	243.9
Machinery and equipment	976.5	421.3	555.2
Receiving, distribution and telecommunication networks	3,403.0	1,563.7	1,839.3
Projects under development	122.8	–	122.8
	$4,923.6	$2,130.5	$2,793.1

	2009
	Cost	Accumulated amortization	Net amount

Land	$41.2	$–	$41.2
Buildings and leasehold improvements	403.2	141.6	261.6
Machinery and equipment	847.4	352.1	495.3
Receiving, distribution and telecommunication networks	2,840.7	1,363.9	1,476.8
Projects under development	164.9	–	164.9
	$4,297.4	$1,857.6	$2,439.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

12.	INTANGIBLE ASSETS

	000000000000	000000000000	000000000000
	2010
	Cost	Accumulated amortization	Net amount

Advanced mobile services spectrum licences[1]	$527.4	$16.6	$510.8
Software	360.0	157.4	202.6
Customer relationships and other	203.5	86.5	117.0
Broadcasting licences[2]	85.3	–	85.3
Mastheads[2]	57.4	–	57.4
Projects under development	108.2	–	108.2
	$1,341.8	$260.5	$1,081.3

	2009
	Cost	Accumulated amortization	Net amount

Advanced mobile services spectrum licences[1]	$503.6	$–	$503.6
Software	259.6	127.8	131.8
Customer relationships and other	200.8	68.9	131.9
Broadcasting licences[2]	87.0	–	87.0
Mastheads[2]	57.4	–	57.4
Projects under development	141.0	–	141.0
	$1,249.4	$196.7	$1,052.7

[1]

Interest costs of $23.8 million were capitalized to the cost of these licences in 2010 ($32.5 million in 2009). The spectrum licences were issued by Industry Canada on December 23, 2008 for an initial term of 10 years.

[2]	Intangible assets with indefinite useful lives are not subject to amortization.

For the year ended December 31, 2010, the Company recorded additions of $53.0 million ($42.0 million in 2009 and $43.8 million in 2008) to internally generated intangible assets subject to amortization and of $60.9 million ($69.5 million in 2009 and 593.8 million in 2008) to externally acquired intangible assets subject to amortization.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

13.	OTHER ASSETS

	0000000000	0000000000	0000000000
	Note	2010	2009

Programs, broadcast and distribution rights		$34.0	$39.0
Deferred pension charge	25	50.7	28.8
Deferred connection costs		35.3	28.6
Other		24.2	25.7
		$144.2	$122.1

14.	GOODWILL

For the years ended December 31, 2010 and 2009, the changes in the carrying amounts of goodwill were as follows:

	2010
	Balance as at December 31, 2009	Business acquisitions	Adjustment of purchase price allocation and other	Balance as at December 31, 2010

Telecommunications	$2,570.1	$–	$–	$2,570.1
News Media	817.5	3.1	–	820.6
Broadcasting	54.9	–	–	54.9
Leisure and Entertainment	37.2	–	–	37.2
Interactive Technologies and Communications	26.4	–	(1.0)	25.4
Total	$3,506.1	$3.1	$(1.0)	$3,508.2

	2009
	Balance as at December 31, 2008	Business acquisitions (disposals )	Impairment (note 6)	Adjustment of purchase price allocation and other	Balance as at December 31, 2009

Telecommunications	$2,575.0	$(4.9)	$–	$–	$2,570.1
News Media	818.9	1.0	(1.7)	(0.7)	817.5
Broadcasting	54.7	0.2	–	–	54.9
Leisure and Entertainment	38.4	–	(1.2)	–	37.2
Interactive Technologies and Communications	29.7	1.0	(2.7)	(1.6)	26.4
Total	$3,516.7	$(2.7)	$(5.6)	$(2.3)	$3,506.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT

	000000000000	000000000000	000000000000	000000000000
	Effective interest rate as of December 31, 2010	Year of maturity	2010	2009

Quebecor Media
Bank credit facilities (i)	2.34%	2011-2013	$179.9	$422.4
Other credit facility (ii)	1.55%	2015	53.1	63.8
Senior Notes (iii)	7.75%	2016	528.4	551.2
Senior Notes (iv)	8.81%	2016	673.7	698.1
			1,435.1	1,735.5
Videotron and its subsidiaries (v)
Bank credit facilities (vi)	–%	2012-2018	–	–
Senior Notes (vii)	6.59%	2014	650.8	689.2
Senior Notes (viii)	6.44%	2015	173.7	183.4
Senior Notes (ix)	9.37%	2018	702.3	741.2
Senior Notes (x)	7.13%	2020	300.0	–
			1,826.8	1,613.8
Sun Media Corporation and its subsidiaries (v)
Bank credit facilities (xi)	2.78%	2012	37.8	38.3
Senior Notes (xii)	7.88%	2013	205.3	213.8
			243.1	252.1

Osprey Media (v)
Bank credit facilities (note 5)			–	114.2

TVA Group and its subsidiaries (v)
Bank credit facilities (xiii)	5.28%	2012-2014	91.3	89.9

Total long-term debt			3,596.3	3,805.5

Change in fair value related to hedged interest rate risk			26.8	16.8
Adjustments related to embedded derivatives			(67.5)	(17.1)
Financing fees, net of amortization			(42.2)	(44.0)
			(82.9)	(44.3)
			3,513.4	3,761.2
Less current portion			30.1	67.8
			$3,483.3	$3,693.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at Bankers’ acceptance rate, London Interbanking Offered Rate (“LIBOR”) or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at U.S. prime rate, plus a premium of 1.0%, or at LIBOR, plus a premium of 2.0%, and maturing in January 2013, and (iii) a $100.0 million revolving credit facility, bearing interest at Bankers’ acceptance rate, LIBOR or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2013. These credit facilities contain covenants concerning certain financial ratios and restricting the declaration and payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Company (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2010, the credit facilities of the Company were secured by assets with a carrying value of $4,206.7 million ($4,116.0 million in 2009). The Company shall repay the term loan “A” in quarterly repayments equal to 2.5% of the principal amount during the first three years of the term, 5.0% in the fourth year and 12.5% in the fifth year of the term. It shall repay the principal amount of its term loan “B” in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. As of December 31, 2010 and 2009, no amount was drawn on the revolving credit facility, while the balance of the term “A” and “B” credit facilities were $15.5 million ($68.7 million in 2009) and $164.4 million ($353.7 million in 2009), respectively.

(ii)	The long-term credit facility with Société Générale (Canada) for the CAD dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in 2015. The facility is secured by all the property and assets of the Company, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	In January 2006, the Company issued Senior Notes of US$525.0 million in aggregate principal amount for net proceeds of $609.0 million, before issuance fees of $9.0 million. The notes bear interest at 7.75%, payable every six months on June 15 and December 15, and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011.

(iv)	In October 2007, the Company issued Senior Notes of US$700.0 million in aggregate principal amount at a discount price of 93.75% for net proceeds of $672.2 million, including accrued interest of $16.6 million and before financing fees of $9.8 million. The Senior Notes bear interest at 7.75% for an effective interest rate of 8.81%, payable every six months on June 15 and December 15, and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011.

(v)	The debts of these subsidiaries are non-recourse to Quebecor Media.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued)

(vi)	The senior secured bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on Videotron’s leverage ratio. Advances under the secured export financing facility bear interest at Bankers’ acceptance rate plus a margin. The senior secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and its subsidiaries. As of December 31, 2010, the senior secured bank credit facilities of Videotron were secured by assets with a carrying value of $5,585.6 million ($4,690.6 million in 2009). The senior secured bank credit facilities contain covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions. As of December 31, 2010 and 2009, no amount was drawn on these facilities.

In November 2009, Videotron entered into the facility B credit agreement providing for an unsecured term credit facility in a maximum amount equal to the difference between US$100.0 million and the aggregate of the U.S. dollar equivalent of each drawing on the Company’s secured export financing facility. This facility matures in April 2016 and is bearing interest at the Bankers’ acceptance rate plus a margin. As of December 31, 2010 and 2009, no amount was drawn on this facility.

(vii)	In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.08% for net proceeds of $445.6 million, before issuance fees of $7.6 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of $405.1 million, including accrued interest of $8.9 million and before issuance fees of $7.4 million. These notes bear interest at a rate of 6.875% for an average effective interest rate of 6.59%, payable every six months on January 15 and July 15, and mature on January 15, 2014. The notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. The notes became redeemable at the option of Videotron, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(viii)	On September 16, 2005, US$175.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.5% for net proceeds of $205.2 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% for an effective interest rate of 6.44%, payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. The notes became redeemable at the option of Videotron, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(ix)	In April 2008, a first series of US$455.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $9.5 million. In March 2009, a second series of US$260.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at 9.125% for an average effective interest rate of 9.37%, payable every six months on June 15 and December 15, and mature on April 15, 2018. The notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. The notes are redeemable at the option of Videotron, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.

(x)	In January 2010, $300.0 million in aggregate principal amount of Senior Notes were issued for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125%, payable every six months on June 15 and December 15, and mature on January 15, 2020. These notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. The notes are redeemable at the option of Videotron, in whole or in part, at any time prior to January 15, 2015 at a price based on a make-whole formula and at a decreasing premium from January 15, 2015 and thereon.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued)

(xi)	The bank credit facilities of Sun Media Corporation are comprised of (i) a revolving credit facility amounting to $70.0 million, maturing in October 2012, and (ii) a term loan “C” credit facility amounting to $40.0 million, also maturing in October 2012. The credit facilities are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends or other distributions. As of December 31, 2010, the bank credit facilities were secured by assets with a carrying value of $1,191.0 million ($1,206.2 million in 2009). Any amount borrowed under the revolving credit facility bears interest at Canadian Bankers’ acceptance and/or Canadian prime rate, plus an applicable margin determined by financial ratios. Advances under the term “C” credit facility bear interest at Canadian Bankers’ acceptance rate, plus a margin of 1.50% per annum, or Canadian prime rate, plus a margin of 0.50% per annum. As of December 31, 2010 and 2009, no amount was drawn on the revolving credit facility, while $37.8 million ($38.3 million in 2009) was drawn down on the term loan “C” credit facilities.

(xii)	In February 2003, Sun Media Corporation issued US$205.0 million in aggregate principal amount of Senior Notes at a discount price of 98.29% for net proceeds of $306.8 million, before issuance fees of $8.4 million. These notes bear interest at a rate of 7.625% for an effective interest rate of 7.88%, payable every six months on February 15 and August 15, and mature in February 2013. The notes contain certain restrictions on Sun Media Corporation, including limitations on its ability to incur additional indebtedness or make other distributions, and are unsecured. The notes became redeemable, in whole or in part, at the option of Sun Media Corporation any time after February 15, 2008, at a decreasing premium.

(xiii)	The credit facilities of TVA Group are comprised of a revolving credit facility in the amount of $100.0 million, maturing in December 2012, and a term credit facility in the amount of $75.0 million, maturing in December 2014. TVA Group’s revolving credit facility bears interest at a Canadian chartered bank’s prime rate or Bankers’ acceptance rate, plus a variable margin determined by certain financial ratios, while the term loan bears interest at a rate of 5.54%, payable every six months on June 15 and December 15. The credit facilities contain certain restrictions, including the obligation to maintain certain financial ratios. As of December 31, 2010, $16.3 million ($14.9 million in 2009) was drawn on the revolving credit facility and $75.0 million ($75.0 million in 2009) was drawn on the term credit facility.

On December 31, 2010, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

00000000000

2011	$30.1
2012	67.9
2013	373.3
2014	736.4
2015	184.3
2016 and thereafter	2,204.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

16.	OTHER LIABILITIES

	00000000000	00000000000	00000000000
	Note	2010	2009
Accrued pension and postretirement benefits liability	25	$ 54.2	$ 50.3
Deferred revenue		51.4	43.4
Stock-based compensation[1]		5.9	4.3
Other		11.0	9.2
		$ 122.5	$ 107.2

[1]	The current portion of stock-based compensation in the amount of $19.1 million is included in accounts payable and accrued charges ($8.1 million at December 31, 2009).

17.	NON-CONTROLLING INTEREST

Non-controlling interest represents the interest of non-controlling shareholders in the participating shares of the Company’s subsidiaries. As of December 31, 2010 and 2009, the only significant non-controlling interest is in TVA Group, Broadcasting segment, and it represents an interest in 0.05% in votes and 48.56% in equity.

18.	CAPITAL STOCK

(a)	Authorized capital stock

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

18.	CAPITAL STOCK (continued)

(a)	Authorized capital stock (continued)

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2010 and 2009	123,602,807	$ 1,752.4

(c)	Cumulative First Preferred Shares

All Cumulative First Preferred Shares are owned by subsidiaries of the Company and are eliminated on consolidation. The following Cumulative First Preferred Shares are issued and outstanding:

	0000000000000	0000000000000
	Preferred Shares
	Number	Amount

Preferred G Shares
Balance as of December 31, 2008	2,055,000	$ 2,055.0
Issuance	190,000	190.0
Redemption	(985,000)	(985.0)
Balance as of December 31, 2009	1,260,000	1,260.0
Issuance	1,300,000	1,300.0
Redemption	(930,000)	(930.0)
Balance as of December 31, 2010	1,630,000	$ 1,630.0

19.	STOCK-BASED COMPENSATION PLANS

(a)	Quebecor plans

(i)	Stock option plan

Under a stock option plan established by the parent company, 6,500,000 of Class B shares of the parent company have been set aside for directors, officers, senior employees, and other key employees of the parent company and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the parent company’s Class B shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the parent company may, at its discretion, affix different vesting periods at the time of each grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(i)	Stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2010 and 2009:

	2010		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	463,160	$22.42	172,803	$27.11
Granted	39,221	34.72	290,357	19.63
Balance at end of year	502,381	$23.38	463,160	$22.42

Vested options at end of year	211,988	$23.69	57,601	$27.11

The following table gives summary information on outstanding options as of December 31, 2010:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$19.63 to 27.11	463,160	8.13	$22.42	211,988	$23.69
34.72	39,221	9.38	34.72	–	–
$19.63 to 34.72	502,381	8.23	$23.38	211,988	$23.69

(ii)	Mid-term stock-based compensation plan

In 2010, the Company finalized the implementation of a new mid-term stock-based compensation plan for management. Under this new plan, at the end of a three-year period, participants will be entitled to receive a cash payment based on the appreciation of the Quebecor Class B share price, subject to the achievement of certain non-market performance criteria. As of December 31, 2010, 337,224 units were outstanding at an average exercise price of $26.92.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan

Under a stock option plan established by the Company, 6,180,140 Common Shares of the Company have been set aside for officers, senior employees, directors, and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Company on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Company on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 400,000 options is also subject to market-related performance criteria as the achievement of specific targets in regards to the fair value of the Company’s shares in the future.

The following table gives details on changes to outstanding options for the years ended December 31, 2010 and 2009:

	000000000000	000000000000	000000000000	000000000000
	2010		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	3,326,069	$ 40.96	3,843,297	$ 41.05
Granted	1,096,500	46.50	671,000	37.19
Exercised	(503,830)	38.17	(304,422)	25.66
Cancelled	(403,071)	44.38	(883,806)	43.76
Balance at end of year	3,515,668	$ 42.69	3,326,069	$ 40.96

Vested options at end of year	793,098	$ 41.80	564,636	$ 39.74

During the year ended December 31, 2010, 503,830 stock options were exercised for a cash consideration of $5.6 million (304,422 for $4.5 million in 2009).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives summary information on outstanding options as of December 31, 2010:

	00000000000	00000000000	00000000000	00000000000	00000000000
	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$21.75 to 33.41	316,779	5.25	$ 31.52	180,702	$ 31.34
35.90 to 50.51	3,198,889	8.72	43.80	612,396	44.89
$21.75 to 50.51	3,515,668	8.40	$ 42.69	793,098	$ 41.80

(c)	TVA Group plans

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

The following table gives details on changes to outstanding options for the years ended December 31, 2010 and 2009:

	000000000000	000000000000	000000000000	000000000000
	2010		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	975,155	$ 16.16	975,155	$ 16.16
Cancelled	(141,545)	15.04	–	–
Balance at end of year	833,610	$ 16.35	975,155	$ 16.16
Vested options at end of year	560,952	$ 17.05	428,383	$ 17.47

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group plans (continued)

(i)	Stock option plan for senior executives and directors (continued)

The following table gives summary information on outstanding options as of December 31, 2010:

	000000000000000	000000000000000	000000000000000	000000000000000	000000000000000
	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$14.50 to 16.40	639,479	6.40	$ 14.97	366,821	$ 15.01
20.50 to 21.38	194,131	3.86	20.90	194,131	20.90
$14.50 to 21.38	833,610	5.81	$ 16.35	560,952	$ 17.05

Had the vested options to purchase TVA Group Class B shares been exercised as of December 31, 2010 and the holder chosen to purchase Class B shares, the Company’s interest in TVA Group would have decreased from 51.44% to 50.25% (51.44% to 50.53% as of December 31, 2009).

(ii)	Share purchase plan for executives and employees

In 1998, TVA Group introduced a share purchase plan relating to 375,000 TVA Group Class B shares for its executives and a share purchase plan relating to 375,000 TVA Group Class B shares for its employees. Under the plans, participants can acquire shares in accordance with terms and conditions related to their level of remuneration. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Class B shares on the Toronto Stock Exchange in the five trading days immediately preceding the first day of the annual subscription period under the plans. The plans also provide financing terms free of interest. No Class B shares have been issued under the plans in the last three years. As of December 31, 2010 and 2009, the remaining balance of TVA Group Class B Shares that may be issued is 332,643 under the share purchase plan for executives and 229,753 under the share purchase plan for employees.

(d)	All stock-based plans

For the year ended December 31, 2010, a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $18.1 million (a net charge of $10.1 million in 2009 and a net reversal of $8.3 million in 2008).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	000000000000	000000000000	000000000000
	Translation of net investments in foreign operations	Cash flow hedges	Total

Balance as of December 31, 2007	$ (3.1)	$ 12.5	$ 9.4
Other comprehensive income (loss)	5.0	(64.6)	(59.6)
Balance as of December 31, 2008	1.9	(52.1)	(50.2)
Other comprehensive (loss) income	(3.3)	33.4	30.1
Balance as of December 31, 2009	(1.4)	(18.7)	(20.1)
Other comprehensive (loss) income	(2.9)	46.2	43.3
Balance as of December 31, 2010	$ (4.3)	$ 27.5	$ 23.2

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7-year period.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Leases and purchasing agreements

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $536.4 million, including an amount of $148.2 million for future rent payments to the parent company. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2011	$ 72.3	$ 79.8
2012	53.8	37.4
2013	46.3	5.9
2014	38.2	3.6
2015	29.1	1.6
2016 and thereafter	167.2	1.2

Operating lease expenses amounted to $66.7 million, $49.8 million and $46.9 million for the years ended December 31, 2010, 2009, and 2008, respectively.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

21.	COMMITMENTS AND CONTINGENCIES (continued)

(b)	Contingencies

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

A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s consolidated results or on its consolidated financial position.

(c)	Settlement of litigations

In 2003 and 2004, a number of companies, including Videotron and TVA Group, brought suit against the Crown before the Federal Court alleging that the Part II licence fees to be paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On October 7, 2009, the parties in this case, including Videotron and TVA Group, agreed on an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $42.8 million provision for unpaid Part II licence fees as of August 31, 2009. The CRTC amended its regulations to limit the amount of the Part II licence fees for the period subsequent to August 31, 2009.

22.	GUARANTEES

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2010, the maximum exposure with respect to these guarantees was $18.9 million and no liability has been recorded in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

22.	GUARANTEES (continued)

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

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial risk management policies have been established in order to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

As a result of their use of financial instruments, the Company and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to set in CAD dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Company and it subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Company and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a)	Description of derivative financial instruments

(i)   Foreign exchange forward contracts

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount

Sun Media Corporation
$/US$	February 15, 2013	1.5227	$312.2

Videotron
$/US$	Less than 1 year	1.0168	139.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii)   Cross-currency interest rate swaps

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CAD dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan “B” credit facilities	2009 to 2013	US$	113.8	Bankers’ acceptances 3 months + 2.22%	Libor + 2.00%	1.1625
Term loan “B” credit facilities	2006 to 2013	US$	49.6	6.44%	Libor + 2.00%	1.1625

Videotron
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii) Cross-currency interest rate swaps (continued)

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CAD dollar exchange rate on interest and capital payments per one U.S. dollar

Sun Media Corporation
Senior Notes	2008 to 2013	US$	155.0	Bankers’ acceptances 3 months + 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers’ acceptances 3 months + 3.70%	7.625%	1.5227

Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

(iii) Interest rate swaps

Maturity	Notional amount	Pay / receive	Fixed rate	Floating rate

Sun Media Corporation
October 2012	$38.1	Pay fixed / Receive floating	3.75%	Bankers’ acceptances 3 months

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

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

In accordance with Canadian Institute of Chartered Accountants Section 3862, Financial Instruments – Disclosures, the Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents, temporary investments and bank indebtedness classified as held-for-trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. Accordingly, financial derivative instruments are classified as Level 3 under the fair value hierarchy.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2010 and 2009 are as follows:

	0000000	0000000	0000000	0000000
	2010		2009
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(3,596.3)	$(3,773.1)	$(3,805.5)	$(3,869.8)
Derivative financial instruments
Early settlement options	88.8	88.8	41.1	41.1
Interest rate swaps	(1.3)	(1.3)	(4.3)	(4.3)
Foreign exchange forward contracts	(2.4)	(2.4)	(5.8)	(5.8)
Cross-currency interest rate swaps	(447.5)	(447.5)	(363.3)	(363.3)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The following table shows changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2010 and 2009:

	000000	000000
	2010	2009

Asset (liability)

Balance as of beginning of year	$(373.4)	$200.6
Loss recognized in the consolidated statement of income[1,2]	(31.0)	(143.3)
Loss recognized in other comprehensive income[3]	(76.7)	(431.0)
Settlements	29.9	0.3
Balance as of end of year	$(451.2)	$(373.4)

[1]	Substantially all gains or losses were related to derivative instruments held as of December 31, 2010 and December 31, 2009.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $28.1 million in 2010 ($163.9 million in 2009).
[3]	The loss is offset by a gain on translation of long-term debt of $119.7 million in 2010 ($422.8 million in 2009).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2010, as per the Company’s valuation models, is as follows:

	000000	000000
Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$6.2	$10.7
Decrease of 100 basis points	(6.2)	(10.7)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2010, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $39.1 million as of December 31, 2010 ($40.3 million as of December 31, 2009). As of December 31, 2010, 10.5% of trade receivables were 90 days past their billing date (9.8% as of December 31, 2009).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2010 and 2009:

	2010	2009

Balance as of beginning of year	$40.3	$47.6
Charged to net income	27.8	23.5
Utilization	(29.0)	(30.8)
Balance as of end of year	$39.1	$40.3

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.0 years as of December 31, 2010 (5.3 years as of December 31, 2009).

Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries and through dividends paid by its publicly traded subsidiary, TVA Group.

As of December 31, 2010, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	00000000000	00000000000	00000000000	00000000000	00000000000
	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$4.9	$4.9	$–	$–	$–
Accounts payable and accrued charges	789.5	789.5	–	–	–
Long-term debt[1]	3,596.3	30.1	441.2	920.7	2,204.3
Interest payments[2]	1,538.8	256.4	554.9	438.5	289.0
Derivative instruments[3]	509.8	0.5	130.3	213.9	165.1
Total	$6,439.3	$1,081.4	$1,126.4	$1,573.1	$2,658.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2010.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAD dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2010 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of a CAD dollar per one U.S. dollar as of December 31, 2010:

	000000	000000
Increase (decrease)	Income	Other comprehensive income

Increase of $0.10

U.S. dollar-denominated accounts payable	$(1.0)	$–
(Gain) loss on valuation and translation of financial instruments and derivative financial instruments	(0.4)	66.1

Decrease of $0.10

U.S. dollar-denominated accounts payable	1.0	–
(Gain) loss on valuation and translation of financial instruments and derivative financial instruments	0.4	(66.1)

Interest rate risk

Some of the Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian prime rate. The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2010, after taking into account the hedging instruments, long-term debt was comprised of 75.2% fixed rate debt (69.3 % in 2009) and 24.8% floating rate debt (30.7 % in 2009).

The estimated sensitivity on financial expense for floating rate debt, before income tax and non-controlling interest, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2010 is $10.3 million.

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2010, as per the Company’s valuation model, is as follows:

	00000	00000
Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.7)	$10.1
Decrease of 100 basis points	1.7	(10.1)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

23.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(f)	Capital management

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

The Company’s capital structure is composed of shareholders’ equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents and temporary investments. The capital structure is as follows:

	00000000000	00000000000
	2010	2009

Bank indebtedness	$4.9	$1.0
Long-term debt	3,513.4	3,761.2
Net liabilities related to derivative financial instruments	451.2	373.4
Non-controlling interest	131.6	116.2
Cash and cash equivalents	(242.7)	(300.0)
Temporary investments	–	(30.0)
Net liabilities	3,858.4	3,921.8
Shareholders’ equity	$2,868.2	$2,430.8

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

24.	RELATED PARTY TRANSACTIONS

Operating transactions

During the year ended December 31, 2010, the Company and its subsidiaries made purchases and incurred rent charges from the parent company and affiliated companies in the amount of $14.8 million ($16.9 million in 2009 and $11.8 million in 2008), which are included in operating expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $3.6 million ($2.8 million in 2009 and $2.7 million in 2008). These transactions were concluded and accounted for at the exchange amount.

The Company received interest of $0.1 million in 2009 and $1.0 million in 2008 from the parent company (none in 2010).

Corporate reorganization

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group a 13.8% interest, was wound up and its assets distributed to the shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.6 million was recorded in contributed surplus.

Following the creation of Sun News and the decision to terminate the operations of the television station Sun TV (see note 4(c)), a corporate reorganization occurred in December 2010. The related transactions were recorded at carrying amounts and a resulting adjustment of $0.9 million was recorded in contributed surplus.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of the parent company. In 2010, the Company received an amount of $2.1 million, which is included as a reduction in operating expenses ($2.1 million in 2009 and $3.0 million in 2008), and incurred management fees of $1.1 million ($1.1 million in 2009 and 2008) with the Company’s shareholders.

Tax transactions

In 2010, 2009 and 2008, the parent company transferred $26.4 million, $30.1 million and $104.9 million, respectively, of non-capital losses to certain Company subsidiaries in exchange for cash considerations of $6.0 million, $6.3 million and $18.4 million. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $2.7 million, $14.2 million and $6.4 million, respectively, to its income tax expense in 2010, 2009 and 2008, and expects to reduce its income tax expense by $1.5 million in the future.

World Color Press, Inc. (a former subsidiary of Quebecor Inc.)

On January 21, 2008, World Color Press, Inc. (“WCP” formerly “Quebecor World Inc.”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, the following transactions were made with WCP:

•	From January 1, 2008 to January 21, 2008, the Company made purchases from WCP of $3.0 million and made sales to WCP of $1.3 million.

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

Years ended December 31, 2010, 2009 and 2008

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

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2010 and 2009, along with a statement of the funded status as of those dates:

	000000	000000	000000	000000
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009

Change in benefit obligations
Benefit obligations at beginning of year	$666.1	$526.5	$41.9	$35.5
Service costs	16.9	9.5	1.0	1.0
Interest costs	41.8	40.1	2.4	2.6
Plan participants’ contributions	14.6	12.8	–	–
Actuarial loss	123.2	99.9	3.8	7.6
Benefits and settlements paid	(40.1)	(31.1)	(0.9)	(0.8)
Curtailment loss (gain)	–	7.5	(0.6)	(4.0)
Plan amendments and other	0.7	0.9	–	–
Benefit obligations at end of year	$823.2	$666.1	$47.6	$41.9

	000000	000000	000000	000000
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009

Change in plan assets
Fair value of plan assets at beginning of year	$623.2	$529.6	$–	$–
Actual return on plan assets	53.3	86.6	–	–
Employer contributions	38.9	25.3	0.9	0.8
Plan participants’ contributions	14.6	12.8	–	–
Benefits and settlements paid	(40.1)	(31.1)	(0.9)	(0.8)
Fair value of plan assets at end of year	$689.9	$623.2	$–	$–

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The plan assets are comprised of:

	000000	000000
	2010	2009

Equity securities	59.5%	58.8%
Debt securities	38.1	38.2
Other	2.4	3.0
	100.0%	100.0%

As of December 31, 2010, plan assets included shares of the parent company in an amount of $0.9 million ($1.6 million as of December 31, 2009).

	000000	000000	000000	000000
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009

Reconciliation of funded status
Plan deficit	$(133.3)	$(42.9)	$(47.6)	$(41.9)
Unrecognized actuarial loss	170.1	58.4	8.2	4.4
Unrecognized net transition (asset) obligation	(3.1)	(3.6)	0.2	0.3
Unrecognized prior service cost (benefit)	8.9	11.1	(3.0)	(3.4)
Valuation allowance	(3.9)	(3.9)	–	–
Net amount recognized	$38.7	$19.1	$(42.2)	$(40.6)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	000000	000000	000000	000000
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009
Benefit obligations	$(810.5)	$(514.9)	$(47.6)	$(41.9)
Fair value of plan assets	676.8	466.5	–	–
Funded status - Plan deficit	$(133.7)	$(48.4)	$(47.6)	$(41.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Amounts recognized in the consolidated balance sheets are as follows:

	0000000000	0000000000	0000000000	0000000000
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009
Deferred pension charge	$50.7	$28.8	$–	$–
Accrued benefit liability	(12.0)	(9.7)	(42.2)	(40.6)
Net amount recognized	$38.7	$19.1	$(42.2)	$(40.6)

Components of the net benefit costs are as follows:

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
	Pension benefits			Postretirement benefits
	2010	2009	2008	2010	2009	2008
Service costs	$16.9	$9.5	$20.7	$1.0	$1.0	$1.6
Interest costs	41.8	40.1	36.0	2.4	2.6	2.5
Actual return on plan assets	(53.3)	(86.6)	77.7	–	–	–
Current actuarial loss (gain)	123.2	99.9	(157.5)	3.8	7.6	(12.5)
Current prior service costs	–	0.2	10.9	–	–	–
Special termination benefits, curtailment loss (gain) and other	1.0	7.7	0.5	(0.6)	(2.2)	(0.7)
Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	129.6	70.8	(11.7)	6.6	9.0	(9.1)
Difference between actual and expected return on plan assets	9.0	48.8	(121.3)	–	–	–
Deferral of amounts arising during the year:
Actuarial (loss) gain	(123.2)	(99.9)	157.5	(3.8)	(7.6)	12.5
Prior service costs	–	(0.2)	(4.4)	–	–	–
Amortization of previously deferred amounts:
Actuarial loss (gain)	1.5	(0.5)	3.4	–	(0.1)	0.5
Prior service costs (benefits)	2.2	0.8	0.9	(0.4)	(0.4)	(0.4)
Transitional obligations	(0.5)	(0.2)	(0.5)	0.1	–	–
Other	–	–	1.2	–	–	–
Total adjustments to recognize the long-term nature of benefit costs	(111.0)	(51.2)	36.8	(4.1)	(8.1)	12.6
Valuation allowance	–	(4.7)	(2.5)	–	–	–
Net benefit costs	$18.6	$14.9	$22.6	$2.5	$0.9	$3.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

25.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $11.7 million in 2010 ($10.6 million in 2009 and $11.3 million in 2008).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $51.5 million for the year ended December 31, 2010 ($36.7 million in 2009 and $35.2 million in 2008).

The weighted average rates used in measuring the Company’s benefit obligations as of December 31, 2010, 2009, and 2008 and current periodic costs are as follows:

	000000000	000000000	000000000	000000000	000000000	000000000
	Pension benefits			Postretirement benefits
	2010	2009	2008	2010	2009	2008

Benefit obligations
Rates as of year-end:
Discount rate	5.25%	6.25%	7.50%	5.25%	6.25%	7.50%
Rate of compensation increase	3.25	3.50	3.50	3.25	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	6.25%	7.50%	5.50%	6.25%	7.50%	5.50%
Expected return on plan assets[1]	7.00	7.00	7.25	–	–	–
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

[1]	After management and professional fees.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.2% at the end of 2010. The costs, as per the estimate, are expected to decrease gradually over the next eight years to 5.0% and to remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend would have the following effects:

	0000000000000	0000000000000
	Postretirement benefits
Sensitivity analysis	1% increase	1% decrease

Effect on benefit cost	$0.6	$(0.4)
Effect on benefit obligations	6.9	(5.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets:

(a)	Consolidated statements of income

	0000000000000	0000000000000	0000000000000
	2010	2009	2008

Net income (loss) as per Canadian GAAP	$480.7	$525.1	$(378.7)
Non-controlling interest as per Canadian GAAP (ix)	18.8	23.8	23.4
Adjustments:
Pension and postretirement benefits (i)	0.3	(8.2)	2.3
Derivative financial instruments (ii)	(22.1)	(42.9)	3.8
Stock-based compensation (iii)	2.0	(10.3)	3.5
Impairment of goodwill (iv)	–	–	3.8
Rental costs (v)	(8.4)	(1.8)	–
Income taxes (vi)	10.0	14.5	(9.8)
	(18.2)	(48.7)	3.6
Net income (loss) as adjusted per U.S. GAAP	$481.3	$500.2	$(351.7)

Attributable to (ix):
Equity shareholders	$462.6	$475.1	$(376.7)
Non-controlling interest	18.7	25.1	25.0

(b)	Consolidated statements of comprehensive income

	0000000000000	0000000000000	0000000000000
	2010	2009	2008

Comprehensive income (loss) as per Canadian GAAP	$524.0	$555.2	$(438.3)
Non-controlling interest as per Canadian GAAP (ix)	18.8	23.9	23.7
Other adjustments to net income (loss) as per (a) above	(18.2)	(48.7)	3.6
Adjustments to other comprehensive income (loss):
Pension and postretirement benefits (i)	(114.2)	(54.9)	45.0
Derivative financial instruments (ii)	(22.3)	4.2	2.0
Income taxes (vi)	32.8	15.3	(12.4)
	(103.7)	(35.4)	34.6
Comprehensive income (loss) as per U.S. GAAP	$420.9	$495.0	$(376.4)

Attributable to (ix):
Equity shareholders	$410.9	$474.0	$(401.2)
Non-controlling interest	10.0	21.0	24.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated balance sheets

	2010		2009
	Canada	United States	Canada	United States

Current assets	$1,166.6	$1,166.6	$1,110.8	$1,111.1
Property, plant and equipment	2,793.1	2,782.9	2,439.8	2,438.0
Goodwill	3,508.2	3,506.2	3,506.1	3,506.1
Other assets	144.2	45.9	122.1	59.2
Long-term future income tax assets	9.0	11.9	12.5	15.2
Current liabilities	(1,133.2)	(1,132.0)	(1,109.6)	(1,122.4)
Long-term debt	(3,483.3)	(3,549.1)	(3,693.4)	(3,714.8)
Other liabilities	(122.5)	(224.0)	(107.2)	(133.5)
Long-term future income tax liabilities	(512.4)	(433.9)	(413.4)	(364.1)
Contributed surplus (vii), (viii)	(3,224.0)	(3,424.0)	(3,223.1)	(3,423.6)
Deficit	2,131.4	2,383.9	2,524.6	2,759.0
Accumulated other comprehensive (income) loss	(23.2)	105.3	20.1	53.6
Non-controlling interest	(131.6)	(117.4)	(116.2)	(110.7)

The accumulated other comprehensive (income) loss as of December 31, 2010, 2009, and 2008 is as follows:

	00000000000	00000000000	00000000000
	2010	2009	2008

Accumulated other comprehensive income (loss) as per Canadian GAAP	$23.2	$(20.1)	$(50.2)
Adjustments:
Pension and postretirement benefits (i)	(192.4)	(78.2)	(23.3)
Derivative instruments (ii)	(13.1)	9.2	5.0
Income taxes (vi)	56.9	24.1	8.9
Non-controlling interest	20.1	11.4	7.1
	(128.5)	(33.5)	(2.3)
Accumulated other comprehensive loss as per U.S. GAAP	$(105.3)	$(53.6)	$(52.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(i)	Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

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

(ii)	Under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	In respect of the 1999 acquisition of Sun Media Corporation, certain of the restructuring costs related to the acquired newspapers were recorded in the purchase equation as goodwill under Canadian GAAP, but were excluded from the purchase equation and expensed under U.S. GAAP. The difference between the carrying value of goodwill under Canadian GAAP and U.S. GAAP resulted in an adjustment of the 2008 goodwill impairment charge.

(v)	Under U.S. GAAP, Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of property, plant and equipment being constructed until this item is substantially complete and ready for productive use.

(vi)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

26.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(vii)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(viii)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(ix)	The new provisions of Codification Topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification Topic 805 establishes guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of these provisions has not yet created a material difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

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

Non-consolidated and condensed statements of income

	00000000000	00000000000	00000000000
	2010	2009	2008

Revenues
Management fees	$58.9	$48.4	$46.4
Other	9.6	8.7	–
	68.5	57.1	46.4

General and administrative expenses	71.5	60.5	43.1
Amortization	1.8	2.2	0.5
Financial expenses	114.5	124.3	137.0
Loss on debt refinancing	10.4	–	–
Loss (gain) on disposal of investments and other assets	0.1	0.3	(0.4)
(Gain) loss on valuation and translation of financial instruments	(22.7)	(18.3)	8.8
Loss before income taxes	(107.1)	(111.9)	(142.6)
Income taxes	4.9	20.2	81.7
	(112.0)	(132.1)	(224.3)
Equity income (loss) from subsidiaries	592.7	657.2	(154.4)
Net income (loss)	$480.7	$525.1	$(378.7)

Non-consolidated and condensed statements of comprehensive income

	00000000000	00000000000	00000000000
	2010	2009	2008

Net income (loss)	$480.7	$525.1	$(378.7)

Other comprehensive income (loss)	25.0	26.9	(40.8)
Share of other comprehensive income (loss) from subsidiaries	18.3	3.2	(18.8)
	43.3	30.1	(59.6)
Comprehensive income (loss)	$524.0	$555.2	$(438.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued)

Non-consolidated and condensed statements of cash flows

	00000000000	00000000000	00000000000
	2010	2009	2008

Cash flows related to operations
Net income (loss)	$480.7	$525.1	$(378.7)
Amortization of plant, property and equipment	1.8	2.2	0.5
(Gain) loss on valuation and translation of financial instruments	(22.7)	(18.3)	8.8
Loss (gain) on disposal of investments and other assets	0.1	0.3	(0.4)
Amortization of financing costs and long-term debt discount	7.1	6.5	6.1
Loss on debt refinancing	10.4	–	–
Future income taxes	4.9	20.2	81.7
Excess of equity (income) loss on dividends from subsidiaries	(16.8)	(332.1)	445.1

Net change in non-cash balances related to operations	13.0	(25.8)	(24.5)
Cash flows provided by operations	478.5	178.1	138.6

Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(102.5)	(43.5)	(126.3)
Reduction to paid-up capital of subsidiaries	–	–	120.0
Disposal of a business to a subsidiary	–	–	0.4
Other	(2.3)	1.6	(1.5)
Cash flows used in investing activities	(104.8)	(41.9)	(7.4)

Sub-total, balance carried forward	$373.7	$136.2	$131.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued)

Non-consolidated and condensed statements of cash flows (continued)

	00000000000	00000000000	00000000000
	2010	2009	2008

Sub-total, balance brought forward	$373.7	$136.2	$131.2

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	1,300.0	190.0	1,100.0
Repurchases of redeemable preferred shares	(930.0)	(985.0)	(1,710.0)
Net change in bank indebtedness	–	(2.5)	0.7
Net change under revolving facility	–	(4.0)	4.0
Repayment of long-term debt	(244.3)	(36.0)	(25.2)
Settlement of hedging contracts	(30.9)	–	–
Issuance of long-term debt, net of financing fees	–	–	16.3
Dividends and reduction of Common Shares paid-up capital	(87.5)	(75.0)	(65.0)
Net change in subordinated loans from subsidiaries	(1,128.0)	1,262.0	–
Net change in convertible obligations, subordinated loans and notes receivable—subsidiaries	715.6	(450.4)	516.6
Net change in advances to or from subsidiaries	20.2	(15.9)	31.2
Cash flows used in financing activities	(384.9)	(116.8)	(131.4)

Net change in cash and cash equivalents	(11.2)	19.4	(0.2)
Cash and cash equivalents at beginning of year	19.4	–	0.2
Cash and cash equivalents at end of year	$8.2	$19.4	$–

Non-consolidated and condensed balance sheets

	00000000000	00000000000
	2010	2009

Assets
Current assets	$47.2	$74.8
Investments in subsidiaries	4,121.3	3,984.7
Convertible obligations, subordinated loans and notes receivable—subsidiaries	2,056.8	2,772.4
Other assets	38.2	56.5
	$6,263.5	$6,888.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2010, 2009 and 2008

(tabular amounts in millions of Canadian dollars, except for option data)

27.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY (continued)

Non-consolidated and condensed balance sheets (continued)

	00000000000	00000000000
	2010	2009

Liabilities and shareholders’ equity
Current liabilities	$78.7	$124.3
Long-term debt	1,367.3	1,649.7
Advances from subsidiaries	66.5	46.3
Other liabilities	118.8	115.3
Subordinated loan from subsidiaries	134.0	1,262.0
Redeemable preferred shares issued to subsidiaries	1,630.0	1,260.0
Shareholders’ equity	2,868.2	2,430.8
	$6,263.5	$6,888.4

28.	SUBSEQUENT EVENTS

On January 5, 2011, Quebecor Media issued $325.0 million in aggregate principal amount of Senior Notes for net proceeds of $319.2 million, net of financing fees of $5.8 million. The Senior Notes bear interest at 7.375%, payable every six months on June 15 and December 15, and will mature on January 15, 2021. These notes contain certain restrictions on Quebecor Media, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. These notes are redeemable at the option of the Company, in whole or in part, at any time prior to January 15, 2016 at a price based on a make-whole formula and at a decreasing premium from January 15, 2016 and thereon.

On February 15, 2011, Sun Media Corporation paid an amount of $202.8 million for the redemption and retirement of all of its 7.625% Senior Notes of an aggregate principal amount of US$205.0 million and settled its related hedging contracts for an amount of $105.4 million, representing a total cash consideration of $308.2 million. This transaction resulted in a total loss of $9.4 million (before income taxes).

On March 1, 2011, Quebecor Media announced that it has entered into an agreement with Québec City under which the Company obtained the management and naming rights for a 25 year period related to the arena to be constructed in Québec City. The agreement includes, among other terms, a commitment from Quebecor Media to pay $33.0 million in 2015 for the naming rights to the site of the future facility, a lease for an initial period of 25 years with annual rental payments of approximately $3.0 million, as well as other conditions. The financial commitment from the Company could potentially increase in the event that an agreement to operate a National Hockey League franchise occurs in the future.