Form 20-F
period 2011-12-31
QUEBECOR MEDIA INC
filed 2012-03-22
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

612 St-Jacques Street

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

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes  ☒ No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiary; all references in this annual report to “Le SuperClub Vidéotron” are references to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references in this annual report to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are references to our wholly-owned subsidiary Nurun Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing Inc.; and all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc. All references in this annual report to “Quebecor” or “our parent company” are references to Quebecor Inc., and all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc.

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

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, A.C. Nielsen Media Research, SNL Kagan, Newspapers Canada, the Audit Bureau of Circulations, NADbank Inc. and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.

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

PRESENTATION OF FINANCIAL INFORMATION

On January 1, 2011, accounting principles generally accepted in Canada (“Canadian GAAP”), as used by publicly accountable enterprises, were replaced by, and fully converged to, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, our audited consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS and in particular, they were prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, our audited consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. We are also required to apply IFRS accounting policies retrospectively to determine our opening balance sheet, subject to certain exemptions. However, we are not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The significant accounting policies under IFRS are disclosed in Note 1 to our audited consolidated financial statements for the years ended December 31, 2011 and 2010, which are included in “Item 18. Financial Statements” of this annual report (beginning on page F-1), while Note 29 to our audited consolidated financial statements for the years ended December 31, 2011 and 2010 explains adjustments made in preparing our IFRS opening consolidated balance sheet as of January 1, 2010 and in restating our Canadian GAAP consolidated statements for the year ended December 31, 2010. Note 29 also provides details on exemption choices we made with respect to the general principle of retrospective application of IFRS.

We prepare our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

We use certain financial measures that are not calculated in accordance with IFRS to assess our financial performance. We use these non-IFRS financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of operating income, cash flows from segment operations, free cash flows from continuing operating activities and ARPU under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures”. We also provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under IFRS and Canadian GAAP in footnote 2 to the tables under “Item 3. Key Information – A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2011.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 19, 2012, the noon rate was Cdn$1.00 equals US$1.0121. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average (1)	High	Low	Period End
December 31, 2011	1.0117	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120

Month Ended:	Average (2)	High	Low	Period End
March 2012 (through March 19, 2012)	1.0079	1.0153	0.9985	1.0121
February 29, 2012	1.0035	1.0136	0.9984	1.0136
January 31, 2012	0.9869	1.0014	0.9735	0.9948
December 31, 2011	0.9768	0.9896	0.9610	0.9833
November 30, 2011	0.9748	0.9876	0.9536	0.9807
October 31, 2011	0.9806	1.0065	0.9430	1.0065
September 30, 2011	0.9974	1.0254	0.9626	0.9626

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate;

•	fragmentation of the media landscape;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our 4G network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

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

The following tables present summary consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2011 and 2010. We derived this summary consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2011 and 2010 and as at January 1, 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the two-year period ended December 31, 2011. The summary consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2011 and 2010 and as at January 1, 2010 and for the years ended December 31, 2011 and 2010 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our consolidated financial statements as at December 31, 2011 and 2010 and as at January 1, 2010 and for the years ended December 31, 2011 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report.

In separate tables below, we also present summary consolidated financial information presented in accordance with Canadian GAAP for each of the years 2010, 2009, 2008 and 2007. We derived this Canadian GAAP summary consolidated financial information from our consolidated financial statements comprised of consolidated balance sheets as at December 31, 2010, 2009, 2008 and 2007 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2010, 2009, 2008 and 2007, which are not included in this annual report. Our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with Canadian GAAP have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on those consolidated financial statements prepared in accordance with Canadian GAAP is not included in this annual report. Our consolidated financial statements as at December 31, 2007 and for the year ended December 31, 2007 prepared in accordance with Canadian GAAP have been audited by KPMG LLP, an independent registered public accounting firm (such audit before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1(b) and Note 26(ix) to the audited financial statements included in Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009). KPMG LLP’s report is not included in this annual report.

We caution you that the separate tables below include financial information based on IFRS and Canadian GAAP, and that the information based on IFRS is not comparable to information prepared in accordance with Canadian GAAP.

IFRS DATA

	Year Ended December 31,
	2011	2010(1)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,430.7	$2,228.8
News Media	1,018.4	1,015.0
Broadcasting	445.5	448.2
Leisure and Entertainment	312.9	302.5
Interactive Technologies and Communications	120.9	98.0
Inter-segment	(121.8)	(92.4)

	4,206.6	4,000.1

Cost of sales, selling and administrative expenses	(2,870.4)	(2,648.2)
Amortization	(509.3)	(396.7)
Financial expenses	(311.5)	(300.7)
Gain on valuation and translation of financial instruments	54.6	46.1
Restructuring of operations, impairment of assets and other special items	(30.2)	(37.1)
Loss on debt refinancing	(6.6)	(12.3)
Income taxes	(146.4)	(162.6)

Net income	$386.8	$488.6

Net income attributable to:
Shareholders	374.0	470.3
Non-controlling interests	12.8	18.3

OTHER FINANCIAL DATA AND RATIO:
Operating income (2) (unaudited)	$1,336.2	$1,351.9
Additions to property, plant, equipment and intangible assets	872.3	784.2
Comprehensive income	310.5	484.8
Comprehensive income attributable to:
Equity shareholders	305.9	469.0
Non-controlling interests	4.6	15.8

Ratio of earnings to fixed charges or coverage deficiency (3) (unaudited)	2.6x	3.0x

	At December 31,
	2011	2010
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$146.4	$242.7
Total assets	8,998.7	8,558.3
Total debt (current and long-term portions)	3,697.9	3,513.4
Capital stock	1,752.4	1,752.4
Equity attributable to shareholders	2,889.3	2,683.4
Dividends	100.0	87.5
Number of common shares outstanding	123.6	123.6

CANADIAN GAAP DATA

	Year Ended December 31,
	2010(1)	2009(1)	2008(1)	2007(1)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,228.8	$2,020.4	$1,827.2	$1,575.5
News Media	1,015.0	1,035.7	1,187.7	1,075.7
Broadcasting	448.2	439.0	436.7	415.5
Leisure and Entertainment	302.5	307.8	301.9	329.8
Interactive Technologies and Communications	98.0	91.0	89.6	82.0
Inter-segment	(92.4)	(87.5)	(83.7)	(87.9)

	4,000.1	3,806.4	3,759.4	3,390.6

Cost of sales, selling and administrative expenses	(2,652.3)	(2,521.7)	(2,639.8)	(2,427.2)
Amortization	(399.7)	(341.5)	(316.7)	(287.7)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)	(9.9)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)
Loss on debt refinancing	(12.3)	—	—	(1.0)
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	(5.4)
Income taxes	(166.7)	(177.3)	(155.2)	(75.7)
Non-controlling interest	(18.8)	(23.8)	(23.2)	(19.3)
Income from discontinued operations	—	2.9	2.3	5.2

Net income (loss)	$480.7	$525.1	$(378.7)	$328.3

OTHER FINANCIAL DATA AND RATIO:
Operating income (2) (unaudited)	$1,347.8	$1,284.7	$1,119.6	$963.4
Additions to property, plant, equipment and intangible assets	819.5	602.6	1,103.2	468.7
Comprehensive income (loss)	524.0	555.2	(438.3)	374.3
Ratio of earnings to fixed charges or coverage deficiency (4)(5) (unaudited)	3.0x	3.3x	$212.4	2.7x

	At December 31,
	2010	2009	2008	2007
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0	$22.5	$26.1
Total assets	8,731.1	8,293.0	7,994.4	7,557.2
Total debt (current and long-term portions)	3,513.4	3,761.2	4,335.8	3,027.5
Capital stock	1,752.4	1,752.4	1,752.4	1,752.4
Shareholders’ equity	2,868.2	2,430.8	1,942.0	2,448.0
Dividends	87.5	75.0	65.0	110.0
Number of common shares outstanding	123.6	123.6	123.6	123.6

(1)	During the second quarter of 2011, certain specialized Internet sites were transferred from the News Media segment to the Telecommunications segment. Accordingly, prior period figures in the Company’s segmented financial information were reclassified to reflect this change.

(2)	Operating income and ratios based on this measure are not required by or recognized under IFRS or Canadian GAAP. We define operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income taxes. We defined operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interests and income from discontinued operations. Operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or Canadian GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its affiliates. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non IFRS Measures — Operating Income”. Our operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2011 and 2010 in the table below:

	Year Ended December 31,
	2011	2010(1)
	(in millions)
Reconciliation of operating income to net income (IFRS)

Operating Income
Telecommunications	$1,098.8	$1,047.3
News Media	150.1	191.4
Broadcasting	50.5	74.9
Leisure and Entertainment	26.6	27.6
Interactive Technologies and Communications	7.9	6.0
Head office	2.3	4.7

	1,336.2	1,351.9
Amortization	(509.3)	(396.7)
Financial expenses	(311.5)	(300.7)
Gain on valuation and translation of financial instruments	54.6	46.1
Restructuring of operations, impairment of assets and other special items	(30.2)	(37.1)
Loss on debt refinancing	(6.6)	(12.3)
Income taxes	(146.4)	(162.6)

Net income	$386.8	$488.6

The following table provides a reconciliation under Canadian GAAP of operating income to net income (loss) as presented in our consolidated financial statements:

	Year Ended December 31,
	2010(1)	2009(1)	2008(1)	2007(1)
	(in millions)
Reconciliation of operating income to net income (loss) (Canadian GAAP)

Operating Income
Telecommunications	$1,047.0	$981.9	$808.7	$653.0
News Media	189.2	190.5	216.3	222.1
Broadcasting	76.2	80.0	66.0	59.4
Leisure and Entertainment	27.5	25.9	20.2	26.9
Interactive Technologies and Communications	6.0	4.1	5.1	2.8
Head office	1.9	2.3	3.3	(0.8)

	1,347.8	1,284.7	1,119.6	963.4
Amortization	(399.7)	(341.5)	(316.7)	(287.7)
Financial expenses	(265.4)	(238.2)	(276.0)	(230.1)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)	(9.9)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(11.2)
Loss on debt refinancing	(12.3)	—	—	(1.0)
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	(5.4)
Income taxes	(166.7)	(177.3)	(155.2)	(75.7)
Non-controlling interest	(18.8)	(23.8)	(23.2)	(19.3)
Income from discontinued operations	—	2.9	2.3	5.2

Net income (loss)	$480.7	$525.1	$(378.7)	$328.3

(3)	For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net income, plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(4)	For the purpose of calculating the ratio of earnings to fixed charges under Canadian GAAP, (i) earnings consist of net income (loss), plus non-controlling interest, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(5)	Coverage deficiencies are expressed in millions of Canadian dollars. Our 2008 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $671.2 million pursuant to Canadian GAAP.

B -	Capitalization and Indebtedness

Not applicable.

C -	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

In our cable operations, we compete against providers of direct broadcast satellite (or “DBS”, which in Canada are also referred to as “DTH”, for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MDS”), and satellite master antenna television systems. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as internet protocol television or “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC is also a cable operator in our main service area and recently launched its own IPTV service in Montréal, which is expected to be launched in Québec City in the coming months and with a full rollout throughout the Province of Québec expected in the years to come. The direct access to some broadcasters’ web sites that provide in high definition streaming video-on-demand content is also available for some of the same channels we offer in our television programming. In addition, third-party Internet access providers (or “TPIAs”) could launch IP video services in our footprint using ILEC DSL networks.

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

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, the Internet, as well as distribution over mobile devices, are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G and Long Term Evolution and Advanced (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

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

Our VoIP service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. In addition, internet protocol-based (“IP-based”) products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile High-Speed Packet Access (“HSPA+”) telephony business, we compete against a mix of market participants, some of them being active in some or all the products we offer, with others offering only mobile telephony services in our market. In addition, users of mobile voice and data systems may find their communications needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, since 2008 some providers of mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share and increase their respective mobile telephony penetration rates in our market. Also, the Canadian incumbents have started rolling out their LTE 4G networks, and this technology is expected to become an industry standard. The cost of implementing, modifying our existing network or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes or fail to keep pace with surging network capacity demand. Any of these factors could adversely affect our ability to operate our mobile business successfully and profitably. Moreover, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. See also the risk factor “— Videotron is using a new technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness” below.

Finally, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, internet, residential phone and mobile telephony services). As a result, should we fail to keep our existing customers and lose them to such competitors, we may end up losing up to one subscriber for each of our services. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operation.

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers. Our inability to renew, or substitute for, these agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to renew, or substitute for, these agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

In addition, various aspects of mobile communications operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. The government agencies having jurisdiction over any mobile business that we may develop could adopt regulations or take other actions that could adversely affect our mobile business and operations, including actions that could increase competition or that could increase our costs.

Our reputation may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We have generally enjoyed a good reputation among the public. Our ability to maintain our existing customer relationships and to attract new customers depends to a large extent on our reputation. While we have put in place certain mechanisms to mitigate the risk that our reputation may be tarnished, including good governance practices and a code of ethics, we cannot be assured that we will continue to enjoy a good reputation nor can we be assured that events that are beyond our control will not cause our reputation to be negatively impacted. The loss or tarnishing of our reputation could have a material adverse effect on our business, prospects, financial condition and results of operations.

Videotron is using a new technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness.

Advanced wireless services (“AWS”) in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. While certain mobile device suppliers offer hardware for AWS technology, there are still only a limited number of AWS handsets on the market, which could reduce our ability to compete with our competitors that offer a broader range of handsets. As a result, the handset portfolio for AWS we are currently offering does not include certain more popular devices and is not as broad as those of certain other providers. Moreover, most handset manufacturers have reduced the number of stock keeping units in their portfolio. In addition, the handsets available to us are sometimes subject to an exclusivity period which varies in length when they are released to market. If manufacturers continue to offer exclusivity on future products in Canada, this could potentially reduce the number of handsets available to us in the AWS band. We could potentially incur higher customer acquisition costs due to a smaller market for this type of technology and could potentially have a reduced offer of handsets to offer to our customers, which could slow the growth of our customer base and adversely affect our ability to operate our mobile business successfully and competitively.

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

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers), increasingly multimedia-rich services and applications, increasing wireless competition, and possibly unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada.

There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may not be able to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional funds that we invest in our business may not translate into incremental revenues.

See also the risk factors “— Our cable and telecommunications businesses operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may require from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us”.

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, by far the largest of the hydro electric companies, expires in December 2012. Rates are currently adjusted annually based on the Consumer Price Index (CPI). An increase in rates charged by Hydro-Québec could have a significant impact on Videotron’s cost structure.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to fully implement these strategies or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes and the other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing our effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments, which may affect our ability to implement our business strategies to the extent we are unable to secure additional financing on acceptable terms or generate sufficient funds internally to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We could be adversely impacted by consumers’ switch from landline telephony to mobile telephony.

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

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

The continuous technological improvement of the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our existing television subscriber base from our video-on-demand services to new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our video-on-demand services.

We have grown rapidly and are seeking to continue our growth. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

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

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency, performance and content quality, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. We currently anticipate a near-term need to attract and train a substantial number of new employees, including many skilled employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

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

In broadcasting, the proliferation of cable and satellite channels, advances in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and a more challenging advertising sales environment. For example, the increased availability of personal video recording devices and video programming on the Internet, as well as increased access to various media through mobile devices, have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenues we receive. Delayed viewing and advertising skipping have the potential to become more common as the penetration of personal video recording devices increases and content becomes increasingly available via Internet sources.

These factors could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects. See also the risk factor “– Our News Media and Broadcasting businesses face substantial competition for readership and audience share, respectively. Our newspaper circulation levels and broadcasting audience share may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects”, as well as “Item 4. Information on the Company – Regulation – Canadian Broadcast Programming (Off the Air and Thematic Television) – Advertising.”

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

The financial performance of our cable and mobile services businesses depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. These suppliers have become, in recent years, vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content, high definition programming, an appealing variety of programming choices and packages, as well as multiplatform distribution and on-demand content, at competitive prices. If the number of specialty channels being offered does not increase at the level and the pace comparable to our competitors, if the content offered on such channels does not receive audience acceptance, or if we are unable to offer multiplatform availability, high definition programming and on-demand content, it may have a significant negative impact on revenues from our cable operations.

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

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2011, the total newsprint consumption of our newspaper operations was approximately 146,600 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 10.9% ($83.5 million) of our News Media segment’s operating expenses for the year ended December 31, 2011. Changes in the price of newsprint could significantly affect our income and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier is a 3-year agreement and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on our Newsprint Supplier for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our Newsprint Supplier or the cessation of operations of our Newsprint Supplier.

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

We provide our digital television, Internet access and cable telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue or a significant increase in costs of serving those customers could adversely affect our reputation, growth, business, prospects, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipments or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— Videotron is using a technology for which only a limited offer of handsets is available, which could increase customer acquisition costs and reduce our competitiveness”.

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

At December 31, 2011, approximately 41% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 101 collective bargaining agreements:

•

Videotron is party to five collective bargaining agreements representing approximately 3,700 unionized employees. The two most important collective bargaining agreements, covering unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

•

Sun Media is party to 73 collective bargaining agreements, representing approximately 1,510 unionized employees. 11 collective bargaining agreements have expired, representing approximately 100 unionized employees, or 6% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2012. Of the other collective bargaining agreements, 38 will expire in 2012, representing approximately 475 employees or 31% of its unionized workforce, and the others to expire on various dates through December 2019.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,230 unionized employees. Of this number, eight collective bargaining agreements, representing approximately 200 unionized employees or 19% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are in progress. The other collective bargaining agreements will expire between March 31, 2012 and December 31, 2013.

•

Of the other 10 collective bargaining agreements, representing approximately 580 unionized employees, two collective bargaining agreement representing approximately 200 unionized employees or 35% of its unionized workforce are expired. Negotiations regarding these collective bargaining agreements are in progress. The other collective bargaining agreements will expire between December 2012 and December 2017.

We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

We could be impacted by increased pension plan liabilities.

The economic cycle could have a negative impact on the funding of our defined benefit pension plans and the related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust fund. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. This risk is mitigated by policies and procedures instituted by us and our pension committees to monitor investment risk and pension plan funding. It is also mitigated by the fact that some of the Company’s defined benefit pension plans are no longer offered to new employees.

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

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2011, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2011, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $280.5 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Longer-term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

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

We are subject to a variety of environmental laws and regulations. Certain of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any of our properties, or that expenditure will not be required to deal with known or unknown contamination.

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our business.

Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. While there is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with, additional studies of radiofrequency emissions are ongoing and we cannot be sure that the results of any such future studies will not demonstrate a link between radiofrequency emissions and health problems.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2011, we had $3.7 billion of consolidated long-term debt. Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2011, we had approximately $827.0 million available for additional borrowings under our existing credit facilities on a consolidated basis, and indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, as well as our latest financing transactions, refer to our audited consolidated financial statements for the year ended December 31, 2011 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities”.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our Senior Secured Credit Facilities and the respective indentures governing our outstanding Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	incur indebtedness;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of such indebtedness and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future or refinance existing debt, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on our Senior Notes.

We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding Senior Notes, are dependent upon the cash flow of our subsidiaries and the distribution of this cash flow to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Videotron has outstanding several series of debt securities and each of Videotron and TVA Group has credit facilities that limit the ability of each to distribute cash to us.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of our or their control. We can provide no assurance that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, will be sufficient for us to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may be required from time to time to refinance certain of our existing debt instruments at or prior to their maturity. Our ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favourable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due”.

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

Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website or any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated herein by reference. In respect of our issued and outstanding notes (other than our 7 3/8% Senior Notes due 2021, which were issued on January 5, 2011), our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc. (“QCI”), to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun (which was subsequently increased to 100%); all the assets of the Canoe Network; and all the assets of our Leisure and Entertainment segment. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001, QCI was liquidated into Quebecor Media.

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

Since December 31, 2008, we have completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

On March 14, 2012, Videotron issued US$800 million aggregate principal amount of its 5% Senior Notes due 2022 for net proceeds of $787.6 million (net of financing expenses). On February 29, Videotron has simultaneously launched a cash tender offer and issued a notice of redemption for the entire outstanding principal amount of its 6 7/8% senior notes due January 15, 2014. Videotron will use the proceeds to repurchase and retire all US$395 million aggregate principal amount of its outstanding 6 7/8% Senior Notes due 2014, to fully repay the borrowings under its revolving credit facility to pay related fees and expenses and use the remainder for general corporate purposes.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

Effective on February 3, 2012, Sun Media Corporation repaid all outstanding loans under its syndicated credit agreement dated February 7, 2003 with Bank of America, N.A. acting as administrative agent (as amended, the “Sun Media Credit Agreement”) and as of such date the Sun Media Credit Agreement was terminated.

•

On February 3, 2012, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and terminated all its credit facilities. Sun Media Corporation’s liabilities no longer include any long-term debt.

•

On February 2, 2012, we struck an alliance with Saguenay-area entrepreneurs to create BlooBuzz Studios L.P., a new Québec video game developer. BlooBuzz will focus on products for occasional gamers, a market that is experiencing strong growth, particularly on mobile devices.

•

On January 25, 2012, we amended our bank credit facilities to extend the maturity of our $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

•

In 2011, we actively pursued the roll-out of Videotron’s 4G network. As of December 31, 2011, Videotron’s mobile telephony service was available to close to 7 million people across the Province of Québec and in Eastern Ontario. During 2011, we activated 154,467 net new lines on our new advanced mobile network at a pace of approximately 12,900 net new lines per month, bringing our total mobile customer base to 290,578 activated lines.

•	In the third quarter of 2011, Nurun completed the acquisition of Odopod, a digital agency in San Francisco, California, that has expertise in brand promotion and interactive product development.

•

On September 12, 2011, TVA Group launched the TVA Sports channel that broadcasts Ottawa Senators, Toronto Blue Jays, Montréal Impact, Interbox, Ultimate Fighting Championship, Québec Major Junior Hockey League (“QMJHL”) and Canadian Hockey League events, among others.

•

On August 31, 2011, our subsidiary, Quebecor Media Network Inc. (“Quebecor Media Network”), launched Le Sac Plus. In addition to distributing all Quebecor Media community newspapers in the Province of Québec, Le Sac Plus door-knob bag contains advertising materials, such as flyers, leaflets, product samples and other value-added promotions every week.

•	On June 22, 2011, we announced the acquisition of a QMJHL franchise. Our new team, L’Armada de Blainville-Boisbriand, played its first regular game in September 2011.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify certain other terms and conditions thereof.

•

On July 5, 2011, Videotron issued $300.0 million aggregate principal amount of its 6 7/8% Senior Notes due 2021 for net proceeds of $294.8 million (net of fees payable to the underwriters and the expenses of the offering). Videotron used the net proceeds to redeem and retire US$255.0 million in aggregate principal amount of Videotron’s issued and outstanding 6 7/8% senior notes due 2014.

•	On April 18, 2011, we launched Sun News an English-language news and opinion specialty channel.

•

In March 2011, Quebecor Media completed another step in its development plan by reaching an agreement with Québec City granting Quebecor Media management and naming rights for a 25-year period to the new multipurpose amphitheater to be built in Québec City. These rights represent a major asset to Quebecor Media that will allow the Company to pursue initiatives to leverage growth and convergence opportunities and to cross-promote its brands, programs and other content. Pursuant to agreements entered into with Québec City in early September 2011, we will implement our business plan for the management of this multipurpose arena.

•	On February 3, 2011, Quebecor Media expanded its distribution network in the Province of Québec and its stable of community newspapers with the acquisition of Les Hebdos Montérégiens’ 15 newspapers.

•

On January 5, 2011, Quebecor Media issued $325.0 million aggregate principal amount of its 7 3/8% Senior Notes due 2021 for net proceeds of $319.9 million (net of fees payable to the underwriters and the expenses of the offering) in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Quebecor Media used the net proceeds to effect a contribution (the “QMI Contribution”) to Sun Media and for general corporate purposes. On February 15, 2011, Sun Media used the $288.0 million proceeds of the QMI Contribution to redeem all of its outstanding 7 5/8% Senior Notes due 2013 in the aggregate principal amount of US$205.0 million, and to finance the settlement and termination of related hedging contracts.

•	On January 1, 2011, as part of a corporate reorganization of the News Media segment, Osprey Media Publishing Inc. was wound up and its operations were integrated into Sun Media.

•

On November 10, 2010, Quebecor Media announced the creation of a national sales office in the Province of Québec. Like the QMI National Sales Office in Toronto for the English-language market, this office offers the French-language market the new integrated approach to marketing solutions. Quebecor Media is pooling the expertise of its various teams to provide its customers a one-stop shop in the Province of Québec, where sales representatives offer solutions that meet each customer’s specific needs.

•	On September 9, 2010, Videotron launched its HSPA+ mobile communication network.

•

In September 2010, Videotron launched its illico mobile, a service delivered over its 4G network that provides customers with mobile telephone access to several television and Galaxy Music channels, and to the illico mobile store.

•

In June 2010, Videotron launched illico web (illicoweb.tv), an Internet television service offering an exceptional variety of content to our digital television and Internet customers, at no additional cost. Customers can access from a computer thousands of French and English movies, series and music from several different television channels.

•	In May 2010, Osprey Media Publishing Inc. paid down the $114.8 million balance on its term credit facility. On June 30, 2010, all Osprey Media Publishing Inc.’s credit facilities were cancelled.

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

•

In January 2010, Videotron issued $300.0 million aggregate principal amount of its 7 1/8% Senior Notes due 2020 for net proceeds of $293.9 million (net of financing expenses). Videotron used the proceeds to repay the drawings under its Senior Secured Credit Facilities and for general corporate purposes.

•

On November 13, 2009, Videotron amended its Senior Secured Credit Facilities to create a separate $75.0 million secured term facility having a maturity date expiring in June 2018 (“Export Financing Facility”). In addition, on November 13, 2009, Videotron entered into a separate credit agreement with a group of lenders and HSBC Bank plc acting as agent for the lenders, providing for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100 million and the aggregate of the US dollar equivalent of each drawing made under the Export Financing Facility. The Facility B has never been used and was cancelled as of August 2011. The proceeds of the Export Financing Facility may be used, among other things, for payments and/or reimbursement of payments for export equipment and local services in relation to the contract for wireless infrastructure equipment entered into by Videotron with an affiliate of Nokia Corporation.

•

On March 5, 2009, Videotron issued US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). Videotron used the proceeds to repay drawings on its Senior Secured Credit Facilities and for general corporate purposes.

B -	Business Overview

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

Competitive Strengths

Leading Market Positions

In our Telecommunications segment, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we are the franchisor of the largest chain of video stores in the Province of Québec through our Le SuperClub Vidéotron subsidiary. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron branded stores and kiosks, assist us in marketing and distributing our advanced services, such as cable Internet access, digital television and mobile telephony, on a large scale basis. Sun Media is the largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates) and is Canada’s second largest newspaper publisher in terms of weekly paid average circulation according to statistics published in Newpapers Canada’s “Daily Circulation Report 2010” (the “Newspapers Canada Circulation Data”). In our Broadcasting segment, we are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America in terms of market share.

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

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line, or DSL, technology. We also offer the widest range of French-language programming in Canada including content from our illico on demand service available on our illico Digital TV, illico web and illico mobile platforms. Customers can interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, 99.6% of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 78% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our high-speed Internet access offering our VoIP telephony services, our cable products and our mobile telephony services, including through the successful built-out and launch of our mobile telephony network.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward looking business strategies. The key elements of our strategy include:

•

Leverage growth opportunities and convergence of content and platforms. We are the largest private sector French language programming broadcaster in North America, a leading producer of French language programming, the largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates), and a leading English and French language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and broadcasters to our other media platforms, the launch of Sun News (which occurred in April 2011) which is an addition to Sun Media’s English-language news media and website offering, the transfer of the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing, the creation of Quebecor Media Network and the launch of Le Sac Plus, the sharing of editorial content between our News Media business and QMI News Agency, the acquisition of our QMJHL franchise and the broadcast of its games on our recently launched TVA Sports channel, and the integration of advertising assets with the creation of our national sales services (“QMI National Sales”) aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Build on our position as a telecommunications leader with our 4G mobile services. We provide an offering of advanced mobile telecommunications services to consumers and small and medium businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our recently launched mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

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

•

Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 78% of the Province of Québec’s estimated 3 million residential and commercial premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

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

Telecommunications

Through Videotron we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as being a major internet service provider (“ISP”) and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 78% of the Province of Québec’s approximately 3 million residential and commercial premises.

Our mobile network, which was launched in September 2010, is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information anytime, anywhere. The deployment of our 4G network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

In addition, through our Le SuperClub Vidéotron subsidiary, we are also the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 211 retail locations as of December 31, 2011.

Videotron Business Solutions is a premier full-service business telecommunications provider serving businesses of small, medium and large size. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Québec. Products and services include Internet, television, cable and mobile telephony services, hosting, private network connectivity and audio and video transmission.

We own a 100% voting and 100% equity interest in Videotron.

For the year ended December 31, 2011, our Telecommunications operations generated revenues of $2.43 billion and operating income of $1.10 billion. For the year ended December 31, 2010, our Telecommunications operations generated revenues of $2.23 billion and operating income of $1.05 billion.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services, business telecommunications services and video and video games rental services (as franchisor). In addition, all activities and websites associated with the businesses of Jobboom and Réseau Contact were transferred to Videotron in the second quarter of 2011.

Cable Services

Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional added-value services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We generally provide this service at download speeds of up to 60 Mbps. In some portions of the network, we offer download speeds of up to 120 Mbps. As of December 31, 2011, we had 1,332,551 cable Internet access customers, representing 71.6% of our basic customers and 50.1% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 56.3% as of December 31, 2011.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, 45 audio services providing CD-quality music, 19 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering, branded as “sur mesure” (on-demand), offers customers the ability to select from more than 300 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only,

English-language only or a combination of French and English language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2011, we had 1,400,814 customers for our digital television service, representing 75.3% of our total basic customers and 52.7% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service.

•

Cable Telephony. Since January 2005, we have been offering cable telephony service using VoIP technology in the Province of Québec. We offer discounts to our customers who subscribe to more than one of our services. We also offer discounts for a second telephone line subscription. In addition, we offer a Softphone service, a computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2011, we had 1,205,272 subscribers to our cable telephony service, representing a penetration rate of 64.7% of our basic cable subscribers and 45.4% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile device. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these clients subscribe to.

•	Pay-Per-View (Canal Indigo). Canal Indigo is a group of pay-per-view channels that allow our digital customers to order live events and movies based on a pre-determined schedule.

Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 42 channels of television programming, depending on the bandwidth capacity of their local cable system. We also feature an expanding offering of optional channels as well as customized selection of channels or channel packages tailored to satisfy the specific needs of the different customer segments we serve.

Our analog cable television service offerings include the following:

•

Basic Service. Our basic service customers generally receive 25-channels on basic cable, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming.

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

As of December 31, 2011, we had 460,663 customers for our analog television service, representing 24.7% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our HSPA+ mobile communication network (4G). As of December 31, 2011, most of our cable footprint had access to our advanced mobile services. Prior to launching our HSPA+ mobile communication network (4G), we have been offering mobile wireless telephony services as a Mobile Virtual Network Operator (“MVNO”) since 2006.

In August 2011, Videotron upgraded its wireless network to HSPA+ Dual Carrier Technology allowing speed of up to 42Mbps. Bundling its cable broadband Internet access with its mobile Internet access was a first in the industry and is a unique offering of “everywhere Internet”.

In partnership with Industry Canada, Videotron launched a fixed wireless Internet access in selected rural areas of the Province of Québec on December 14, 2011. Powered by its HSPA+ network, this service allows thousands of households and businesses that had no access to high speed Internet to benefit from a reliable and professionally installed high speed Internet. As a result, we extended our residential and business Internet footprint to dozens of underserved municipalities across the Province of Québec.

Our strategy in the coming years is to build on our position as a telecommunications leader with our 4G mobile services. With this service, we provide an offering of advanced mobile telecommunications services to consumers and small and medium-sized businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information anytime, anywhere.

As of December 31, 2011, we had 290,578 activated lines to our mobile telephony services.

Business Telecommunications Services

Videotron Business Solutions is a premier full-service business telecommunications provider. We serve three customer segments: small and medium-sized businesses, large businesses, and telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Québec. Products and services for small and medium-sized businesses are supported by our coaxial technology and our solid expertise in business services. Customized solutions designed to meet customers’ needs incorporating tools such as fibre-optic landlines, High Speed Internet access, television, telephony services, website hosting, private network connectivity and audio and video transmission, all based on state-of-the-art technology, are also offered to large businesses and carriers. Videotron also offers mobile communications services, telephony services using our multiple label switching (“MPLS”) network and 120Mbps high speed Internet access targeted at small and medium sized businesses using our Hybrid fibre coaxial (“HFC”) network.

Video Rental Services

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We have a total of 211 retail locations. With 171 of these retail locations offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Jobboom and Réseau Contact

Jobboom.com is a unique web-based employment site with over 2.5 million members as of December 31, 2011. The activities of Jobboom also include Les Éditions Jobboom (a careers book editor) and Jobboom Formation (an internet directory of continuing education services).

RéseauContact.com is the largest French-language dating and friendship website in the Province of Québec.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2011	2010	2009	2008	2007
Homes passed(1)	2,657,315	2,612,406	2,575,315	2,542,859	2,497,403
Cable
Basic customers(2)	1,861,477	1,811,570	1,777,025	1,715,616	1,638,097
Penetration(3)	70.1%	69.3%	69.0%	67.5%	65.6%
Digital customers	1,400,814	1,219,599	1,084,100	927,322	768,211
Penetration(4)	75.3%	67.3%	61.0%	54.1%	46.9%
Dial-up Internet Access
Dial-up customers	2,986	3,851	4,988	6,533	9,052
Mobile High Speed Internet
Mobile High Speed Internet	6,086	2,319	—	—	—
Cable Internet Access
Cable modem customers	1,332,551	1,252,104	1,170,570	1,063,847	932,989
Penetration(3)	50.1%	47.9%	45.5%	41.8%	37.4%
Telephony Services
Cable telephony customers	1,205,272	1,114,294	1,014,038	851,987	636,352
Penetration(3)	45.4%	42.7%	39.4%	33.5%	25.5%
Mobile telephony lines(5)	290,578	136,111	82,813	63,402	45,077

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic cable customers.
(5)	Prior to September 9, 2010, represents only lines under our MVNO service offering.

In the year ended December 31, 2011, we recorded a net increase of 49,907 basic cable customers. During the same period, we also recorded net additions of 80,447 subscribers to our cable Internet access service, 181,215 customers to our digital television service (which includes customers who have upgraded from our analog cable service), and 90,978 customers to our cable telephony services. In 2011, we added 154,467 net lines on our mobile wireless telephony services.

Industry Overview

Cable Television Industry

Industry Data

Cable television has been available in Canada for more than 50 years and is a well developed market. As of August 31, 2010, the most recent date for which data is available, there were approximately 8.3 million cable television customers in Canada. For the twelve months ended August 31, 2010 (the most recent data available), total industry revenue was estimated to be over $10.1 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2010	2009	2008	2007	2006	CAGR(1)
	(US Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)	10.1	$9.2	$8.2	$7.1	$6.1	13.5%

Basic Cable Customers(2)	8.3	8.1	7.9	7.7	7.5	2.5%

	Twelve Months Ended December 31,
	2010		2009		2008		2007		2006		CAGR(1)
	(Dollars in billions, homes passed and basic cable customers in millions)
U.S.
Industry Revenue	US$	93.7	US$	90.2	US$	86.3	US$	78.8	US$	71.9	5.44%
Homes Passed(3)		129.3		125.7		124.2		123.0		111.6	2.99%
Basic Cable Customers		59.8		62.6		63.7		64.9		65.4	-1.77%
Basic Penetration		45.5%		49.8%		51.3%		52.8%		58.6%	-4.93%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded annual growth rate from 2006 through 2010.
(2)	Including IPTV since 2008.
(3)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We now offer 395 channels on our digital platform, including 176 English-language channels, 60 French-language channels, 64 HDTV channels, 10 time-shifting channels, 63 radio/music channels and 22 others.

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

Mobile Telephony Industry

In terms of wireless penetration rate (i.e. the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. Based on The Netsize Guide 2011: Truly mobile, Canada occupies the fortieth position out of forty-one countries in terms of wireless penetration, with a penetration rate of 72.4% in the fourth quarter of 2011. We estimate that, as of December 31, 2011, the Province of Québec had a penetration rate under the Canadian average. Comparatively, according to Global mobile statistics, the United States had a penetration rate of 94.1% as of November 30, 2011, while Europe’s overall penetration rate reached 120%.

The wireless spectrum auction completed in July 2008 has brought new players onto the market, which led to lower prices for customers. To respond to this new offer, traditional incumbents launched or have operated for some time, low-price subsidiaries. As of December 31, 2011, incumbents were still dominant in the Industry with market share exceeding 90% in the Province of Québec.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2011, there were 25.5 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2011, the average monthly invoice on recurring subscription fees per customer was $96.49 and approximately 76% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $32.88
Extended basic analog cable	$31.50 – $45.19
Basic digital cable	$14.99 – $19.98
Extended basic digital cable	$31.98 – $80.98
Pay-television	$3.99 – $29.99
Pay-per-view (per movie or event)	$4.49 – $69.99
Video-on-demand (per movie or event)	$0.99 – $59.99
Dial-up Internet access	$9.95 – $15.95
Cable Internet access	$27.95– $159.95
Mobile High Speed Internet	$29.95 – $44.95
Cable telephony	$17.35 – $23.35
Mobile telephony	$19.95– $104.45

Our Network Technology

Cable

As of December 31, 2011, our cable systems consisted of 29,517 km of fibre optic cable and 44,641 km of coaxial cable, passing approximately 2.657 million homes and serving approximately 2.1 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 78% of households and, according to our estimates, more than 75% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 1000 MHz	Two-Way Capability
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%
December 31, 2009	1%	0%	99%	99%
December 31, 2010	1%	0%	99%	99%
December 31, 2011	0.4%	0%	99.6%	99.6%

Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fibre optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of fibre optic cable with coaxial cable. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area and in the Greater Québec City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2015.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.6% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Mobile Telephony

During 2011, we continued our HSPA + network expansion and densification plan throughout the Province of Québec and over the Greater Ottawa Area. As of December 31, 2011, our network reached approximately 78.5% of the population of the Province of Québec and most of our cable homes passed, allowing the vast majority of our potential clients to have access to advanced mobile services from Videotron. The majority of our towers and antennas are linked through our fibre optic network using MPLS protocol, and our network was built and designed to support important customer growth in coming years.

With the introduction of a new technology called the Dual-Carrier technology in August of this year, our HSPA+ mobile communication network (4G) allows data transmission speeds up to 42 Mbps.

Our strategy in the coming years is to build on our position as a telecommunication leader with our 4G mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards, such as Long Term Evolution-Advanced (“LTE 4G”), are appearing. We will also continue to expand our offer of handset devices in 2012.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	encourage our clients to migrate from analog to digital television using attractive incentives;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behaviour;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, Videotron’s branded stores and kiosks, Archambault stores and third-party commercial retailers;

•

cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in the Province of Québec) in order to distribute our cable, data transmission, cable telephony and mobile telephony services to our existing and future customers;

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

Our programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, and the concentration of broadcasters following recent acquisions in the market.

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among the traditional platforms (broadcasting, Internet, and telecommunications) is fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources.

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

•

VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). Certain ILECs have already started replacing many of their main feeds with fibre optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Mobile telephony services. With our mobile telephony 4G network, we compete against a mix of market participants, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. Also, the Canadian incumbents have recently started the deployment of LTE 4G networks and this technology is deemed to become an industry standard. These LTE 4G technologies are being developed in anticipation of the additional network capacity that may be required to address the surging demand for wireless data. Such technologies evolved in the past year but will not offer voice over LTE until 2013.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in the Province of Québec, which used to control a significant portion of the telephony market in the Province of Québec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

•

Other ISPs. In the Internet access business, cable operators compete against other ISPs offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive ISPs at mandated rates.

News Media

Our newspaper publishing operations, which we conduct through our Sun Media operating subsidiary (Osprey Media Publishing Inc., which was an operating subsidiary in our newspaper publishing operations until December 31, 2010, was wound-up and its operations integrated into Sun Media on January 1, 2011), are the largest newspaper publisher in Canada based on total paid and unpaid circulation, according to management estimates. With a 23.6% average market share, our newspaper publishing operations are the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to the Newspapers Canada Circulation Data. As of December 31, 2011, our News Media segment published 36 paid-circulation dailies, six free commuter dailies and 236 community weekly newspapers, magazines, buyers guides, farm publications and other specialty publications. Our publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. As of December 31, 2011, the combined weekly circulation of our News Media segment’s paid and unpaid newspapers was approximately 15.7 million copies, according to internal statistics.

In the second quarter of 2011, all of the internet portals that were formally owned by Canoe Inc. were transferred to Sun Media (other than Réseau Contact and Jobboom which were transferred to Videotron), including the Canoe Network, which logs over 9.3 million unique visitors per month in Canada, including 5.0 million in the Province of Québec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2011). In 2011, Sun Media acquired Stealthedeal.com, an online couponing business to further expand our business in the digital market.

Our News Media segment is also engaged in the distribution of newspapers, magazines, inserts and flyers; commercial printing and related services to third-parties through its national network of printing and production facilities.

Quebecor Media continues the development of its News Media segment in order to increase its revenue streams. In this regard, the QMI news agency (the “QMI News Agency”) established two newsrooms in Montréal and Toronto, creating multiplatform teams for event coverage, and centralizing photo coverage across Canada. Since July 1, 2010, the QMI News Agency has been the main supplier of general Canadian news content to our media properties. In addition, we continue to leverage our printing capacities and distribution services with Quebecor Media Network which offers flyer printing and distributing across Canada.

Quebecor Media owns 100% of the voting and equity interests of Sun Media.

For the year ended December 31, 2011, our News Media operations generated revenues of $1.02 billion and operating income of $150.1 million, with 72.7% of these revenues derived from advertising, 16.9% from circulation, and 10.4% from commercial printing and other revenues. For the year ended December 31, 2010, our News Media operations generated revenues of $1.01 billion and operating income of $191.4 million, with 73.0% of these revenues from advertising, 17.9% from circulation, and 9.1% from commercial printing and other revenues.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas. As of December 31, 2011, our News Media Segment’s combined average weekly circulation (paid and unpaid) was approximately 15.7 million copies, according to internal statistics. According to the Newspapers Canada Circulation Data, Sun Media’s 23.6% market share of paid weekly circulation for Canadian daily newspapers makes our newspaper publishing operations the second largest newspaper publisher in Canada in terms of weekly paid average circulation.

According to the Newspapers Canada Circulation Data, there are approximately 96 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 96 paid circulation daily newspapers, 22 have average weekday circulation in excess of 50,000 copies. These include 16 English-language metropolitan newspapers, four French language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper publishers may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

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

Advertising and Circulation

Advertising revenue is the largest source of revenue for our newspaper operations, representing 72.7% of our newspaper operations’ total revenues in 2011. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

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

We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2011, our top ten national advertisers accounted for approximately 7.5% of the total advertising revenue and approximately 5.4% of the total revenue of our News Media segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 16.9% of total revenues of our News Media segment in 2011. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except London Free Press, which does not publish a Sunday edition. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are targeting editorial content to identified groups through the introduction of niche products, and in recent years we have launched e-editions of a number of our newspapers.

In order to respond to the ongoing transformation of the newspaper industry, which has affected advertising revenues and circulation levels in recent years, and to make adjustments in respect of the deterioration of economic conditions that have affected many of our advertisers, we are undertaking initiatives to leverage synergies and convergence among our subsidiaries, including those which are part of our newspaper operations. These initiatives include the launch of e-editions of a number of Sun Media’s newspapers. This initiative provides our advertisers with added-value and exposure on the Internet platform, which we hope will allow us to retain and secure certain advertising revenues. Furthermore, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network which offers advertisers the full range of services from printing to the distribution of advertising materials, including Le Sac Plus, and our News Media business is sharing editorial content with QMI News Agency. Finally, with the creation of QMI National Sales, we have integrated our advertising assets to offer our clients global, integrated and multiplatform advertising and marketing solutions. We have also expanded our reach in the Montérégie region in the Province of Québec through the acquisition of Hebdos Montérégiens’15 newspapers and launched three new Québec weekly newspapers in 2011 in order to maximize the benefits of synergies among our operations.

Newspaper Operations

We operate our newspaper business through our Sun Media subsidiary in urban and community markets principally through two groups of products:

•	the Urban Daily Group; and

•	the Community Newspaper Group.

A majority of Sun Media’s newspapers in the Community Newspaper Group are clustered around our eight paid urban dailies in the Urban Daily Group. Sun Media has strategically established its community newspapers near regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution functions.

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Québec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montréal), as well as a number of our Québec community publications are printed in Mirabel, Québec.

The Urban Daily Group

Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and two free weekly publications.

Paid daily newspapers

Sun Media’s paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet the London Free Press which is also not published on Sundays. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections.

As of December 31, 2011, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group had a circulation of approximately 5.2 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the 2010 NADbank study (the “NADbank Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists Sun Media’s paid daily newspapers and their respective readership in 2010 as well as their market position by weekly readership during that period, based on information provided in the NADbank Study:

	2010 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP(1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Journal de Montréal	668,900	430,500	621,100	1st
Journal de Québec	204,700	130,400	175,700	1st
Toronto Sun	522,900	679,000	628,200	2nd
London Free Press	148,500	n/a	145,800	1st
Ottawa Sun	111,800	96,900	138,400	2nd
Winnipeg Sun	78,600	72,400	110,100	2nd
Edmonton Sun	132,000	151,300	166,300	2nd
Calgary Sun	133,900	150,900	149,000	2nd

Total Average Readership	2,001,300	1,711,400	2,134,600

(1)	Based on paid weekly readership data published by the NADbank Study.

Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Quebecor Media Network. According to the Newspapers Canada Circulation Data, the Journal de Montréal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The Journal de Montréal is the number one newspaper in its market in terms of weekly readership according to the NADbank Study. The main competitors of the Journal de Montréal are La Presse and The Montréal Gazette. Its website is accessible at www.journaldemontreal.com.

The following table presents the average daily paid circulation of the Journal de Montréal for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Journal de Montréal
Saturday	256,400	271,600	274,700
Sunday	232,500	236,900	247,900
Monday to Friday	234,000	242,200	250,300

Source: Internal Statistics

Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank Study. The main competitor of the Journal de Québec is Le Soleil. Its website is accessible at www.lejournaldequebec.com.

The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Journal de Québec
Saturday	116,800	113,000	111,500
Sunday	103,400	98,800	98,200
Monday to Friday	100,800	96,300	97,200

Source: Internal Statistics

Toronto Sun. The Toronto Sun is published seven days a week throughout the greater metropolitan Toronto area. The Toronto Sun is the number two non-national daily newspaper in its market in terms of weekly readership according to the NADbank Study.

The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada’s largest newspaper, the Toronto Star and to a lesser extent with the Globe & Mail and the National Post, which are national newspapers. As a tabloid newspaper, the Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications and niche publications relating to, for example, entertainment and television. Its website is accessible at www.torontosun.com.

The following table presents the average daily paid circulation of the Toronto Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Toronto Sun
Saturday	141,400	149,100	145,700
Sunday	193,800	247,200	266,400
Monday to Friday	166,300	180,200	171,400

Source: Internal Statistics

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily newspaper in its market and is published six days a week, Monday through Saturday. Its website is accessible at www.lfpress.com.

The following table reflects the average daily paid circulation of the London Free Press for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
London Free Press
Saturday	77,600	81,400	87,000
Monday to Friday	70,600	73,000	74,900

Source: Internal Statistics

Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank Study. It competes daily with the English-language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit. Its website is accessible at www.ottawasun.com.

The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Ottawa Sun
Saturday	34,800	37,900	39,000
Sunday	37,200	40,800	42,900
Monday to Friday	43,700	44,700	46,600

Source: Internal Statistics

The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,700 as of December 31, 2011, according to internal statistics.

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank Study, and it competes with the Winnipeg Free Press. Its website is accessible at www.winnipegsun.com.

The following table reflects the average daily paid circulation of the Winnipeg Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Winnipeg Sun
Saturday	28,400	34,000	48,500
Sunday	30,100	33,500	45,500
Monday to Friday	28,200	34,800	50,000

Source: Internal Statistics

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal. Its website is accessible at www.edmontonsun.com.

The following table presents the average daily paid circulation of the Edmonton Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Edmonton Sun
Saturday	43,100	49,200	50,500
Sunday	53,500	58,800	67,300
Monday to Friday	45,800	51,400	56,200

Source: Internal Statistics

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald. Its website is accessible at www.calgarysun.com.

The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	YEAR ENDED DECEMBER 31
	2011	2010	2009
Calgary Sun
Saturday	47,100	46,800	48,300
Sunday	56,600	60,900	67,900
Monday to Friday	45,700	45,700	47,300

Source: Internal Statistics

Free daily newspapers

Sun Media publishes free daily commuter publications in six urban markets including Toronto, Montréal, Vancouver, Ottawa, Calgary, and Edmonton. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications:

	Year ended December 31,
FREE DAILY COMMUTER PUBLICATIONS	2011	2010	2009
24 Hours - Toronto	238,600	246,300	256,800
24 Heures - Montréal	153,200	151,500	148,600
24 Hours - Vancouver	123,100	123,000	120,700
24 Hours - Calgary	37,000	36,000	40,300
24 Hours - Edmonton	35,900	35,800	36,100
24 Hours - Ottawa	35,200	34,600	32,800

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

The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, our efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in order to leverage synergies and convergence among our subsidiaries, we have launched e-editions of a number of Sun Media’s newspapers, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network which offers advertisers the full range of services from printing to the distribution of advertising materials, including Le Sac Plus, and our News Media business is sharing editorial content with QMI News Agency. In addition, with the creation of QMI National Sales, we have integrated our advertising assets to offer our clients global, integrated and multiplatform advertising and marketing solutions.

We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of Sun Media’s Urban Daily Group.

The Community Newspaper Group

Sun Media’s Community Newspaper Group consists of 28 paid daily community newspapers, 205 community weekly newspapers and shopping guides, and 29 agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2011 was approximately 4.7 million free copies and approximately 2.4 million paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2011:

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION
The Kingston Whig-Standard	Kingston, Ontario	21,700
The Standard	St. Catharines, Ontario	19,200
The Expositor	Brantford, Ontario	15,900
The Sudbury Star	Sudbury, Ontario	14,100
The Sault Star	Sault Ste Marie, Ontario	13,500
The Peterborough Examiner	Peterborough, Ontario	13,100
The Observer	Sarnia, Ontario	12,300
The Sun Times	Owen Sound, Ontario	12,000
North Bay Nuggett	North Bay, Ontario	11,500
Niagara Falls Review	Niagara Falls, Ontario	10,600
Cornwall Standard Freeholder	Cornwall, Ontario	10,400
The Tribune	Welland, Ontario	9,900
The Intelligencer	Belleville, Ontario	9,400
The Recorder & Times	Brockville, Ontario	8,500
The Chatham Daily News	Chatham, Ontario	7,900
Beacon Herald	Stratford, Ontario	7,600
The Daily Press	Timmins, Ontario	6,400
Simcoe Reformer	Simcoe, Ontario	5,800
The Barrie Examiner	Barrie, Ontario	5,300
Packet & Times	Orillia, Ontario	5,200
Daily Herald Tribune	Grande Prairie, Alberta	5,000
Sentinel-Review	Woodstock, Ontario	4,800
The Daily Observer	Pembroke, Ontario	4,300
Northumberland Today	Northumberland, Ontario	4,100
St. Thomas Time-Journal	St. Thomas, Ontario	4,000
Kenora Daily Miner & News	Kenora, Ontario	2,300
Fort McMurray Today	Fort McMurray, Alberta	2,000
Portage Daily Graphic	Portage La Prairie, Manitoba	1,800

Total Average Daily Paid Circulation		248,600

Source: Internal Statistics

(1)	The listed newspapers are published at least five days per week, except for the Simcoe Reformer, Kenora Daily Miner & News, and Portage Daily Graphic, which are published four days per week.

The number of community publications (comprised principally of non-daily newspapers and shopping guides) presented on a regional basis is as follows:

Province	Number of Publications
Ontario	130
Québec	74
Alberta	40
Manitoba	13
Saskatchewan	4
New Brunswick	1

Total Publications	262

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

Other Operations

Commercial Printing

Our national network of production and printing facilities enables us to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include 13 printing facilities for its urban and community daily publications and eight other printing facilities operated by the Sun Media’s Community Newspaper Group in five provinces. Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Québec.

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

Distribution Network

Quebecor Media Network distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 200,000 households and 14,000 retail outlets through its operations in the Province of Québec. Moreover, we continue to leverage our printing capacities and distribution services with Quebecor Media Network which offers flyer printing and distributing across Canada. In addition to distributing all Quebecor Media community newspapers in the Province of Québec, Le Sac Plus door-knob bag contains advertising materials, such as flyers, leaflets, product samples and other value-added promotions every week.

Television

Sun News was launched in April 2011 and offers comprehensive coverage of the events that impact Canadian society and the country’s political and economic life. Sun News General Partnership is a partnership owned by TVA Group (51%) and Sun Media (49%). For additional information see “— Broadcasting” below.

Internet/Portals

In the second quarter of 2011, all of the internet portals that were formally owned by Canoe Inc. (other than Réseau Contact and Jobboom which were transferred to Videotron) were transferred to Sun Media, including the Canoe Network, which logs over 9.3 million unique visitors per month in Canada, including more than 5.0 million in the Province of Québec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2011). In 2011, Sun Media acquired Stealthedeal.com, an online couponing business to further expand our business in the digital market.

The Canoe Network includes information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English and French speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of the Canoe Network’s annual revenues.

Media Properties

The News Media segment operates the following portals and destination sites:

•	Canoe (canoe.ca), a bilingual portal with more than 95 million page views in December 2011, according to internal statistics;

•

Sun Media dedicated websites for its corresponding weekly and daily newspapers (such as www.torontosun.com, www.edmontonsun.com, www.journaldequebec.com and www.journaldemontreal.com), which provide local and national news;

•

Canoe.tv, the first Canadian web broadcaster with unique content commissioned by Canoe.tv in addition to video content from traditional sources including Quebecor Media, the Sun Media network of newspapers and various external partners;

•	StealTheDeal.com, a website dedicated to daily deals in more than 120 Sun Media markets in English Canada, which was acquired by Sun Media in April 2011; and

•	LeSacPlus.ca, a website that gives access to deals, promotional offers and discounts on a wide range of products, services and activities for Québec’s residents.

E-commerce Properties

The following e-commerce properties are included under the Canoe Network umbrella:

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•

Canoeclassifieds.ca and Vitevitevite.ca (formerly canoeclassees.ca), classified ad sites through which visitors can view more than 157,000 classified ads, reaching potential purchasers across the country by integrating more than 250 dailies and community newspapers;

•

YourLifeMoments.ca, Sun Media’s premier site for announcing, celebrating, sharing all of life’s special moments. YourLifeMoments.ca publishes an average of 10,000 announcements every week from over 250 dailies and community newspapers and is the leader in Canada in this niche market; and

•

Micasa.ca, one of the leading real-estate listing sites in the Province of Québec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners.

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

Raw Materials

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2011, the total newsprint consumption of our newspaper operations was approximately 146,600 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 10.9% ($83.5 million) of our News Media segment’s operating expenses for the year ended December 31, 2011. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

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

Broadcasting

Through TVA Group, we operate the largest private French-language television network in North America as well as 11 specialty services. According to data published by the BBM People Meters (which is based on a measurement methodology using audimetry), we had a 31.8% market share of French-speaking viewers in the Province of Québec in 2011 and according to the Canadian TVB Report for the period from January 1, 2011 through October 31, 2011, our share of the Province of Québec’s French-language broadcast television advertising market was 40.6%.

In 2011, we aired seven of the ten most popular TV programs in the Province of Québec, including On connaît la chanson, Occupation Double au Portugal and Le Gala Artis. In addition, in 2011, the Réseau TVA (“TVA Network”) had 19 of the top 30 French-language prime time television shows in the Province of Québec, according to BBM People Meter data. Since May 1999, the TVA Network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

Through various subsidiaries, we control or participate in the following 13 specialty services: LCN, a Category C French-language all news service, Évasion, a Category A French-language travel and tourism service, Télé achats, a French-language infomercial and tele-shopping channel, Argent, a Category A French-language economic, business and personal finance news service, mysteryTV, a national English-language Category A specialty television service devoted to mystery and suspense programming, addikTV, a national French-language Category A specialty television service devoted to mystery and suspense programming, Prise 2, a French-language Category B specialty television service devoted to the Province of Québec and American television classics, Mlle, a French-language Category B specialty television service dedicated to style, beauty and the well-being of Québec women, The Cave, a national English-language Category A specialty television service dedicated to the Canadian man’s lifestyle, CASA, a French-language Category B specialty television service devoted to home-improvements, do-it-yourself and cooking, YOOPA, a French-language Category B specialty television service aimed exclusively at preschoolers, TVA Sports, a French-language Category C specialty television service devoted to sports, and Sun News, a national English-language Category C specialty television service focused on news and opinion. On December 22, 2011, TVA Group announced it had reached an agreement through which TVA Group will sell its 50% interest in the mysteryTV specialty channel and its 51% interest in The Cave specialty channel to Shaw Television GP Inc. Each of TVA Group’s specialty channels has its own dedicated website.

TVA Group publishes more than 75 magazines including regular, special and seasonal issues. Its principal magazines focus on five market niches: entertainment, fashion and beauty, decoration, teenagers and services. It is also active in the custom publishing activities, pre-media services and operates websites in order to broadcast its trademarks on different digital platforms.

As at December 31, 2011, we own 51.4% of the equity and control 99.9% of the voting power in TVA Group.

For the year ended December 31, 2011, our Broadcasting operations generated revenues of $445.5 million and operating income of $50.5 million. For the year ended December 31, 2010, our Broadcasting operations generated revenues of $448.2 million and operating income of $74.9 million.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives.

There are three main French language broadcast networks in the Province of Québec: Société Radio-Canada, “V” and TVA Network. In addition to French language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, V and CTV are privately held and are commercial networks. CBC and Société Radio-Canada are government owned and financed by a combination of federal government grants and advertising revenue. French language viewers in the Province of Québec also have access to certain U.S. networks.

Drama and comedy programming are the most popular genres with French speaking viewers, followed by news and other information programming. Viewing trends by French speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs.

The following table sets forth the market share of French speaking viewers in the Province of Québec in 2011:

Network	Share of Province of Québec Television
TVA Network	24.2%
Société Radio-Canada	13.0%
V	8.1%
TVA Group’s French language specialty TV	7.6%
Various French language specialty and pay cable TV	39.4%
Others	7.7%

Source: BBM People Meters 2011 for the period between January 1, 2011 and December 31, 2011.

Television Broadcasting

Broadcast Network

Our French language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski Matane-Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Our four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. A substantial portion of our network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi channel MDS.

TVA Group’s website is accessible at groupetva.ca

Specialty Broadcasting

TVA Group controls or participates in 13 specialty services, including the following:

Type of Service	Language	Voting Interest
Category A Digital Specialty Services:
• The Cave	English	51.0%*
• mysteryTV	English	50.0%*
• addikTV	French	100.0%
• Argent (LCN - Affaires)	French	100.0%
• Évasion	French	8.3%
Category B Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
• Mlle	French	100.0%
Category C Digital Specialty Services:
• LCN – Le Canal Nouvelles	French	100.0%
• TVA Sports	French	100.0%
• Sun News	English	51.0%
Exempted Programming Service:
• Télé achats	French	100.0%

*	On December 22, 2011, TVA Group announced it had reached an agreement through which TVA Group will sell its 50% interest in the mysteryTV specialty channel and its 51% interest in The Cave specialty channel to Shaw Television GP Inc.

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2011, we derived approximately 76% of our advertising revenues from national advertisers and 24% from regional and local advertisers.

Programming

We produce a variety of French language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A majority of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1683 hours of original programming from January 2011 through December 2011, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) publishes more than 75 magazines (which include its regular publications, special issues and seasonal publications). Its principal magazines focus on five main market niches: entertainment, fashion and beauty, decoration, teenagers and services. According to the Audit Bureau of Circulations, TVA Publications represented approximately 72% of newsstand sales of French language magazines in the Province of Québec as of December 31, 2011. TVA Publications is the leading magazine publisher in the Province of Québec and we expect to leverage its focus on entertainment across our television and Internet programming.

Leisure and Entertainment

Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gifts and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music and ebooks through the archambault.ca e-commerce site, distribution of CDs, DVDs and Blu-ray discs (through Select, a division of Archambault Group), online music distribution by way of file transfer (through Select Digital, a division of Archambault Group), music recording and video production (through Musicor, a division of Archambault Group), the recording of live concerts, the production of live-event video shows and television advertising (through Les Productions Select TV, a subsidiary of Archambault Group) and the production of music shows and concerts (through Musicor Spectacles, a division of Archambault Group). Through its production capacity made possible with Musicor Spectacles and Les Productions Select TV, Archambault Group is now fully integrated in Canada’s music industry, as a producer of a wider offering of media solutions, and a growing participant in the live-event production industry.

We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc. (“CEC Publishing”), 16 general literature publishers under the Groupe Sogides Inc. (“Sogides Group”) umbrella, and Messageries A.D.P. Inc. (“Messageries A.D.P.”), the exclusive distributor for approximately 165 Québec and European French-language publishers.

For the year ended December 31, 2011, the revenues of our Leisure and Entertainment segment totalled $312.9 million and operating income totalled $26.6 million. For the year ended December 31, 2010, the revenues of our Leisure and Entertainment segment totalled $302.5 million and operating income totalled $27.6 million.

Cultural Products Production, Distribution and Retailing

Archambault Group is one of the largest chains of music and book stores in the Province of Québec with 16 retail locations, consisting of 15 Archambault megastores and one Paragraphe bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its website archambault.ca. Archambault Group also operates music and books downloading services with per-item fees.

Archambault Group, through Select, is also one of the largest independent music distributors in Canada with 24% of the Province of Québec market and 67% of the Province of Québec French market. Select has a catalogue of over 6,743 different CDs, LPs or other audio formats and 1,054 DVDs, VHS or other video formats, a large number of which are from French speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 103,384 songs available through 192 retailers worldwide.

Book Publishing and Distribution

Through Sogides Group (which is comprised of 16 publishing houses: six in Groupe Librex inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, six in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres, le Petit Homme and La Griffe and four in Groupe Ville-Marie Littérature inc., namely L’Hexagone, VLB Éditeur, Typo and De la Bagnole) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2011, we published or reissued a total of 678 titles in paper format and 394 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 165 Province of Québec and European French-language publishers. We distribute French-language books to approximately 2,850 retail outlets in Canada. In addition, Messageries ADP distributes 3,310 digital books.

Ownership

We own 100% of the issued and outstanding capital stock of Archambault Group, CEC Publishing and Groupe Sogides.

Interactive Technologies and Communications

Through our Nurun subsidiary, we provide interactive communication and technology services in North America, Europe and China. Nurun helps companies and other organizations develop innovative interactive products, including interface design, technical platform implementation, online marketing programs, client relationships and social media strategy. Nurun’s clients include organizations and multinational corporations such as L’Oréal, Groupe Danone, BRP, Tag Heuer, SEAT, Videotron, Home Depot, Google, Sony, McDonald’s, Sears Canada, Pirelli and the Government of Québec.

In the third quarter of 2011, Nurun completed the acquisition of Odopod, a digital agency in San Francisco, California, that has expertise in brand promotion and interactive product development.

For the year ended December 31, 2011, our Interactive Technologies and Communications segment generated revenues of $120.9 million and operating income of $7.9 million. For the year ended December 31, 2010, our Interactive Technologies and Communications segment generated revenues of $98.0 million and operating income of $6.0 million.

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

Environment

Some of our operations are subject to Canadian, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example, Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation will require certain subsidiaries of Quebecor Media, specifically Videotron, to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different category of products commercialized by companies to which this regulation applies and penalties will be imposed if such recovery rates are not reached by 2015. Penalties and fines will vary depending upon the amount of products commercialized and the actual recovery rate of the company which failed to reach the targets set forth in the regulation, with potential penalties reaching up to $600,000 annually and with fines for non compliance ranging between $5,000 and $250,000.

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

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of December 31, 2011 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the bottom indicates the percentage of voting rights held).

Quebecor, a communications holding company, owns 54.72% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The Caisse de dépôt et placement du Québec is one of Canada’s largest pension fund managers.

D -	Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, in the same building as Quebecor Media’s head office. Videotron also owns several buildings in Montréal, the largest building of which is located at 2155 Pie IX Street in Montréal (approximately 128,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montréal (approximately 72,000 square feet). Videotron leases approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montréal to accommodate staffing growth. Videotron also leases approximately 54,000 square feet in a building located at 4545 Frontenac Street in Montréal and 47,000 square feet in a building located at 888 De Maisonneuve Street in Montréal. In Québec City, Videotron owns a building of approximately 40,000 square feet where its regional headend for the Québec City region is located. Videotron also owns or leases a significant number of smaller locations for signal reception sites and customer service and business offices.

News Media

Sun Media’s principal business offices are located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5.

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our newspaper operations. No other single property currently used in our News Media segment exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)
Islington, Ontario 2250 Islington Avenue (1)	Operations building, including printing plant — Toronto Sun 24 Hours (Toronto)	546,900

Mirabel, Québec 12800 Brault Street (2)	Operations building, including printing plant — Journal de Montréal 24 Heures (Montréal)	235,000

London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	147,600

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	90,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Journal de Québec	74,000

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun and Head Office (leased until 2020)	71,700

Montréal, Québec 4545 Frontenac Street (2)	Operations building — Journal de Montréal	102,200

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	63,000

St. Catharines, Ontario 17 Queen Street	Operations building — St. Catharines Standard	56,300

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	50,700

(1)	In 2008, printing of the Toronto Sun was fully transferred to Quebecor Media Printing’s facility in Islington, Ontario.
(2)	In 2008, printing of the Journal de Montréal was fully transferred to Quebecor Media Printing’s facility in Mirabel, Québec.

Television Broadcasting

Our television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard in a complex of four buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski, Sherbrooke and Toronto for local broadcasting and lease space in Montréal for TVA Publications.

Leisure and Entertainment segment and Interactive Technologies and Communications segment

We generally lease space for the business offices, retail outlets and warehousing activities for the operation of our Leisure and Entertainment segment. Business offices for our Interactive Technologies and Communications operations are also primarily leased.

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

Foreign Ownership Restrictions Applicable under the Telecommunications Act (Canada) and the Broadcasting Act (Canada)

In the March 2010 Throne Speech, the Government of Canada stated its intention to loosen restrictions on foreign investment in the telecommunications industry. Consultations on this subject, including references to the related subject of foreign investment in the broadcasting industry, were held in June and July 2010. A consultation document issued by the Government at that time listed three options for loosening restrictions: (1) increase the direct limit for foreign ownership of broadcasting and telecommunication companies to 49 percent; (2) permit unrestricted foreign investment in start-up telecommunications companies as well as existing small industry players, defined as those with less than 10 percent of total telecommunications revenues in Canada; and (3) remove the telecommunications restrictions completely. Public statements by the Minister of Industry have since indicated that the Government seeks to enact its chosen option in time for the next wireless spectrum auction, which is expected to be held in late 2012 or early 2013.

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

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Pursuant to Decision CRTC 2010-87, Videotron remains with only 8 cable system licences.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and C digital services.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations which came into force in 1998 (the “1998 Regulations”), apply to broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

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

•

Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 2,000 customers and DTH satellite operators, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets.

•

Canadian Programming and Community Expression Financing Rules. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved. In Broadcasting Regulatory Policy 2009-406 issued on July 6, 2009 with respect to the Local Production Improvement Fund (“LPIF”), a fund created to help finance local television stations, the CRTC determined that for the upcoming broadcast year the appropriate contribution level by BDUs to the LPIF should be 1.5% of their respective gross revenues. Broadcasting Regulatory Policy 2010-167 identified further procedural requirements with respect to the LPIF, and maintained the contribution level of 1.5% of the prior broadcast year’s gross revenues derived from broadcasting activities. In Broadcasting Notice of Consultation CRTC 2011-788, the Commission announces that a public hearing will be held to review its policies and regulations relating to the Local Programming Improvement Fund, commencing on April 16, 2012.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units. In Broadcasting Regulatory Policy CRTC 2011-774, the Commission found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing broadcasting distribution undertakings to inside wire in commercial and institutional properties.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers.

Other recent changes to regulations which have been announced

In December 2011, a public hearing was held by the CRTC in order to renew the licences of TVA. TVA requested mainly to:

•

Replace the condition of licence regarding Canadian priority programming and the commitment towards independent production with the obligation to devote at least 75% of its programming expenses to Canadian programs;

•	Amend the condition of licence of CFCM-TV (Québec) regarding the obligation to broadcast programming that must focus exclusively on the local Québec market; and

•	Reduce Addik TV Canadian programming expenditures obligation from 40% to 35% of the previous broadcast year’s gross advertising, infomercial and subscription revenues.

The decision of the CRTC on the renewal of the licences should be rendered in spring 2012.

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith (to protect Canadians from losing a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.)

On September 1st, 2011, the Commission adopted important amendments to the Broadcasting Distribution Regulations to implement determinations that it has made in various policy proceedings.

On September 1st, 2011, the transition to digital television broadcasting occurred in major markets of Canada. Consequently, a majority of analog transmitters were shut down approximately on the same date.

In Broadcasting Regulatory Policy CRTC 2011-59, the CRTC established standard conditions of license to video-on-demand (“VOD”) undertakings pursuant to which exclusive programming rights were prohibited.

On January 26, 2011, in Decision CRTC 2011-48, the CRTC set out its findings on complaints filed by TELUS and Bell concerning exclusive TVA content on Videotron’s illico on Demand service. The CRTC found that TVA and/or Videotron had contravened applicable regulations that prohibit them from giving an undue preference or subjecting any person to an undue disadvantage. To remedy the violations, the CRTC set out requirements including that TVA programs distributed on VOD must be provided without delay to TELUS and to Bell and that, within thirty days following the date of the decision, the parties negotiate an agreement for the provision of TVA programming by VOD services or agree on a process for determining a reasonable fee and reasonable terms and conditions for the provision of TVA programming by VOD services. On February 25, 2011, TVA and Videotron filed with the CRTC two separate reports on the progress of negotiations with TELUS and Bell. The Federal Court of Appeal and the Supreme Court of Canada both denied Videotron/TVA application for leave to appeal the CRTC’s decision. In November 2011, Bell and TVA agreed on the terms and conditions whereby TVA programs will be made available, thus ending Bell’s complaint. TVA is now negotiating with Telus.

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media”, the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On July 6, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities. The case is now before the Supreme Court of Canada. On October 22, 2009, the CRTC amended the Exemption Order applying to new media broadcasting undertakings (Appendix A to the Public Notice CRTC 1999-197). As such, the description of a “new media broadcasting undertaking” was amended to encompass all Internet-based and mobile point-to-point broadcasting services, to introduce an undue preference provision for new media broadcasting undertakings, and to introduce a reporting requirement for such undertakings (Broadcasting Order CRTC 2009-660).

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

In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2012 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.

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

SOCAN filed new proposed tariffs with the Copyright Board for the years 2008 through 2012. SOCAN is not seeking any increase or modifications to the current tariff. The royalties are likely to be maintained at 1.9% for the years 2008 through 2012, and a station still has the option to opt out of the traditional blanket license, but on a monthly basis. This election is allowed only twice in each calendar year.

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

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2012 that proposes to maintain those rates.

For its part, Re:Sound filed a proposed Pay Audio Tariff for the period 2007-2011 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system.

Royalties by Online Music Services

Archambault Group operates an online music downloading service, known as archambault.ca, with per-track fees. In 2007, the Copyright Board rendered two decisions on the tariffs proposed by, on one hand, CMRRA-SODRAC Inc. (CSI), an umbrella organization formed by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Société du droit de reproduction des auteurs, compositeurs et éditeurs du Canada Inc. (SODRAC), for the royalties to be paid by online music services for the reproduction of musical works in CSI’s repertoire (CSI Tariff) and, on the other hand, SOCAN for the royalties to be paid for the public performance of musical works in SOCAN’s repertoire (SOCAN Tariff) for the purposes of communicating and transmitting the musical works in a file to consumers in Canada via the Internet and authorizing consumers in Canada to further reproduce the musical work for their own private use.

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

Canadian Broadcast Programming (Off the Air and Thematic Television)

Programming of Canadian Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Specialty or thematic television channels also have to maintain a specified percentage of Canadian content in their programming generally set forth in the conditions of their license. A licensee is required to devote not less than 55% of the broadcast year, and not less than 50% of the evening broadcast period (6:00 p.m. to midnight) to the broadcast of Canadian programs.

Broadcasting License Fees

Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for broadcasting undertakings that licensed activity exceeds $1,500,000. The total annual amount to be assessed by the Commission is the lower of: a) $100,000,000; and b) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. On March 22, 2010, in Broadcasting Regulatory Policy CRTC 2010-167, the CRTC referred the question of its jurisdiction on a proposed regime for value for signal to the Federal Court of Appeal. On February 28, 2011, the Federal Court of Appeal rendered its decision determining that the CRTC has the power to establish a system to enable private local television stations to choose to negotiate with broadcasting distribution undertakings a fair value in exchange for the distribution of the programming services broadcast by those stations. An appeal was filed to the Supreme Court of Canada.

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

In the Canadian telecommunications market, Videotron operates as a CLEC and a Broadcast Carrier. Videotron also operates its own 4G mobile wireless network and offers services over this network as a Wireless Service Provider (“WSP”).

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

As a CLEC, Videotron is not subject to retail price regulation. ILECs remain subject to retail price regulation in those geographic areas where facilities-based competition is insufficient to protect the interests of consumers. Videotron’s ILEC competitors have requested and been granted forbearance from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Québec.

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

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Videotron’s agreement with Hydro-Québec, by far the largest of the hydro-electric companies, was recently extended for two years and will expire in December 2012.

On December 2, 2010, the CRTC issued a decision revising the large ILECs’ support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in Videotron’s operating territory. However, radical changes in rating methodology were rejected. A follow-on proceeding is considering further rating adjustments that may lead to further rate increases. We do not expect these changes to have a material impact on Videotron’s network cost structure.

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

In a decision dated November 15, 2011, the CRTC made substantial changes to the practices that may be employed by incumbent telephone companies and cable operators to bill third parties for the access to and use of their underlying networks. The objective of these changes is to grant third parties greater flexibility to bring pricing discipline, innovation and consumer choice to the retail Internet service market. The new rules, which enter into force on February 1, 2012, require Videotron to replace its former end-user usage-based billing model by a new aggregate capacity-based billing model, for the vast majority of Videotron’s third party customers. As a result of these changes, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE 4G mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions will be lifted for companies that have less than a 10 percent share of the Canadian telecommunications market.

•	Spectrum caps will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies will be improved and extended.

•	Obligations will be imposed on 700 MHz licence holders to ensure advanced wireless services are quickly delivered to rural Canadians.

The government plans to hold the 700 MHz auction in the first half of 2013, to be followed by the 2500 MHz auction in early 2014. A consultation on the detailed auction design, rules and attributes for the 700 MHz auction will be initiated soon.

Quebecor Media has expressed its support for the pro-competitive measures included in the government’s policy framework, and has indicated that it intends to participate actively in the upcoming consultation on the 700 MHz auction design, rules and attributes.

On March 14, 2012, coincident with the release of the government’s broader policy framework, Industry Canada also initiated a consultation on proposed revisions to existing measures related to mandatory roaming and antenna tower and site sharing. These existing measures were put in place subsequent to the 2008 AWS auction in order to facilitate competitive entry into the wireless sector, among other objectives. Among the revisions proposed in the current consultation are: an indefinite extension of the obligation to offer both in-territory and out-of-territory roaming services on commercial terms; measures to improve transparency and information exchange related to tower sharing; and measures to streamline the arbitration process in the event of disputes. Comments on Industry Canada’s proposals are due in May 2012, with a decision expected prior to the 700 MHz auction.

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

ITEM 4A —UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning operating results and financial condition of Quebecor Media Inc. (“Quebecor Media” or the “Corporation”). This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. As explained under the section “Transition to IFRS” below, Canadian Generally Accepted Accounting Principles (“GAAP”), which were previously used in preparing the consolidated financial statements, were replaced on the adoption of International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s consolidated financial statements for financial year ended December 31, 2011 have therefore been prepared in accordance with IFRS. Comparative figures for 2010 have also been restated.

In recent years, the United States Securities and Exchange Commission (the “Commission”) has also adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and, in this regard, such reconciliation is no longer included in the Corporation’s consolidated financial statements.

All amounts are in Canadian dollars (“CAD dollars”), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information – Risk Factors”.

During the second quarter of 2011, some of the special-interest portals were transferred from the News Media segment to the Telecommunications segment. The Corporation’s segmented financial data for prior years have therefore been restated to reflect the change.

OVERVIEW

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, new media services, video game development and Québec junior hockey. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenues include: subscriptions for cable television, Internet access and cable and mobile telephony services; newspaper advertising, circulation and Internet/portal services; television broadcasting, advertising, distribution and subscription; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of video games and music products (CDs, DVDs and Blu-ray discs, musical instruments, music recording and live event promotion and production); and rental and sale of videos and games.

Quebecor Media’s principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box, handset and modem costs. Major components of its operating expenses include employee costs, royalties, rights and creation costs, cost of retail products, marketing, circulation and distribution expenses and service and printing contracts.

TREND INFORMATION

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the News Media segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Québec, Ontario and Alberta.

In the News Media segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, the traditional run of press advertising for major multimarket retailers has been declining over the past few years due to consolidation in the retail industry, combined with a shift in marketing strategy toward other media. In order to respond to such competition, the News Media operations continue to expand their Internet presence through branded websites, including French- and English-language portals and specialized sites.

Changes in the price of newsprint can have a significant effect on the News Media segment’s operating results as newsprint is its principal expense besides wages and benefits, representing approximately 10.9% ($83.5 million) of the News Media segment’s operating expenses for the year ended December 31, 2011. Newsprint prices have historically experienced significant volatility. The Corporation currently anticipate that the market price of newsprint will increase in 2012, based on recent announcements from its supplier, citing higher manufacturing costs.

Competition also continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in the Telecommunications sector throughout past years is not necessarily representative of future growth, due to the penetration rates currently reached.

The Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its network and the launch and expansion of new or additional services to support growth in its customer base and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to advancements in Internet access and high definition (“HD”) television, as well as the cost of its mobile services infrastructure deployment and upgrade.

The broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only toward specialty channels, but also toward content delivery platforms that allow users greater control over content and timing, such as the Internet, video-on-demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media they want.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications.

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2011.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2011

	Percentage of equity	Percentage of vote
Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0	100.0
Quebecor Media Printing Inc.	100.0	100.0
TVA Group Inc.	51.4	99.9
Archambault Group Inc.	100.0	100.0
Sogides Group Inc.	100.0	100.0
CEC Publishing Inc.	100.0	100.0
Nurun Inc.	100.0	100.0

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years.

On May 1, 2011, Canoe Inc. (“Canoe”) was wound up and its operations integrated into Sun Media Corporation, with the exception of those related to the specialty sites jobboom.com and reseaucontact.com, which were integrated into Videotron Ltd. (“Videotron”).

On January 1, 2011, Osprey Media Publishing Inc. (“Osprey Media”) was wound up and its operations integrated into Sun Media Corporation.

HIGHLIGHTS SINCE END OF 2010

•	Quebecor Media’s sales increased $206.5 million (5.2%) to $4.21 billion in 2011, resulting from sustained growth in the Telecommunications segment.

•	Quebecor Media’s operating income totalled $1.34 billion, a decrease of $15.7 million (-1.2%) compared with 2010.

Telecommunications

•

Net increase of 375,800 revenue generating units[1] in 2011, 39.3% more than the 269,700-unit increase in 2010 and the largest annual increase since 2008. It was due, among other things, to the effective strategy of marketing bundled services, including mobile telephony service, as over-the-air analog television broadcasting was ending.

•

Net increase of 49,900 cable television customers (34,600 in 2010), including a 181,200-subscriber increase for the digital service (135,500 in 2010), the strongest annual growth for the digital service since its launch in 1999. Total revenues from cable television services passed the $1 billion mark.

•	Net increase of 80,400 customers for the cable Internet access service (81,500 in 2010).

•	Net increase of 91,000 customers for the cable telephony service (100,300 in 2010).

•

Net increase of 154,500 subscriber connections for the mobile telephony service. At December 31, 2011, Videotron’s 4G network was available to nearly seven million people in Québec and eastern Ontario.

•

The Telecommunications segment’s operating income increased by $51.5 million (4.9%) in 2011, despite additional operating costs generated by the new mobile telephony service launched in September 2010.

[1]	The sum of cable television, Internet access and cable telephony service subscriptions, plus subscriber connections to the mobile telephony service.

News Media

•

In accordance with Sun Media Corporation’s innovative Internet approach, already implemented at other dailies, the new Le Journal de Montréal and Le Journal de Québec websites launched in February 2012 offer an exceptional user experience. The new sites reflect the tone and style that have made the print versions of the newspapers successful, but they offer more videos and photos, as well as increased opportunities for interaction with columnists, leveraging Quebecor Media’s full potential for convergence.

•

During 2011, the Corporation continued implementing its investment plan in the News Media segment in order to increase its revenue streams. Capitalizing on the strength of their well-known brands and leveraging all forms of media creativity, the national sales offices in Ontario and Québec now offer advertisers one-stop shopping for nation-wide advertising and an integrated approach to advertising and marketing solutions based on optimal media platform convergence.

•

The launch of Le Sac Plus door-knob bag in Québec in August 2011 illustrates this unique capacity to interact with consumers. In addition to distributing all Quebecor Media community newspapers, the Le Sac Plus contains advertising materials such as flyers, leaflets, product samples and other value-added promotions every week. The contracts to print The Jean Coutu Group (PJC) Inc. pharmacy chain’s flyers and distribute them in Le Sac Plus demonstrate the complementary fit of the News Media segment’s multiproduct offerings.

•	The QMI National Sales Offices signed a number of contracts to develop, produce and implement full, innovative, integrated advertising and marketing plans across all of Quebecor Media’s platforms.

•

Sun Media Corporation launched new restructuring and cost-containment initiatives during the fourth quarter of 2011. Headcount will be reduced by 400 employees, or 8% of the workforce. Annual savings are expected to be in excess of $20.0 million.

•

According to the NADbank 2010/11 survey for the September 2010 to June 2011 period, Le Journal de Montréal has a weekly readership of 1,194,400, which is 371,600 more than its closest competitor. Readership of the Journal increased 16% in the 18-24 age group. Meanwhile, the free daily 24 heures added 45,000 readers, an 8.1% increase from the previous survey.

•

The labour dispute at Le Journal de Montréal ended at the beginning of the second quarter of 2011. The mediator’s recommendations, as accepted by the parties, called for, among other things, greater flexibility with respect to the workforce and the sharing of editorial content with the Corporation’s other media outlets.

•

In 2011, Quebecor Media acquired Les Hebdos Montérégiens’ 15 community newspapers and launched 3 new community newspapers. Quebecor Media’s distribution network has the capacity to reach more than 3.3 million Québec households (92.0%) of the total.

Broadcasting

•

On March 1, 2012, TVA Group Inc. (“TVA Group”) announced an agreement with Rogers Communications Inc. for carriage of the Sun News Network (“Sun News”), the TVA Sports channel, and TVA Network content on this major Canadian broadcasting distribution undertaking's video-on-demand, mobile telephony and Internet platforms. On November 22, 2011, TVA Group announced an agreement with Bell for carriage of four specialty channels: TVA Sports, Mlle, YOOPA and Sun News. Given the other agreements reached during the year, TVA Group has now secured carriage of all its specialty channels by Canada’s major broadcast distribution undertakings.

•	On December 22, 2011, TVA Group announced an agreement to sell its 50% and 51% interests in the specialty channels mysteryTV and The Cave respectively to Shaw Media Global Inc.

•

On September 12, 2011, TVA Group launched the TVA Sports channel, which carries diverse programming with strong appeal for consumers and advertisers. Its sportscasts and coverage of major sports events are delivered by a roster of sportscasters and columnists fans can relate to.

•	On May 2, 2011, TVA Group’s new digital channel Mlle, a multiplatform brand targeted at women, began broadcasting.

•

On April 18, 2011, Sun News, an English-language news and opinion specialty channel, went live. Its mission is to offer comprehensive coverage of events that impact Canada’s political and economic life.

Other highlights

•

The final terms of the initial 25-year agreement on usage and naming rights to the future arena in Québec City were ratified by the parties on September 1, 2011. Quebecor Media now has all the tools it needs to pursue its goals, which are to manage a world-class multipurpose arena and to bring a National Hockey League (“NHL”) team to Québec City.

•

On February 2, 2012, Quebecor Media struck an alliance with Saguenay-area entrepreneurs to create BlooBuzz Studios L.P. (“BlooBuzz”), a new Québec video game developer. BlooBuzz will focus on products for occasional gamers, a market that is experiencing explosive growth, particularly on mobile devices.

•

On September 12, 2011, Nurun Inc. (“Nurun”) announced the acquisition of a digital agency located in San Francisco, U.S.A., that has extensive expertise in brand promotion and interactive product development. Its customer list includes companies such as Google, Electronic Arts, Tesla Motors and Sony Electronics.

•

On June 22, 2011, Quebecor Media announced the acquisition of the assets of the Montreal Junior Hockey Club (reincarnated as the Armada de Blainville-Boisbriand), which will be moved to a northern suburb of Montréal. Quebecor Media’s interest in the Quebec Major Junior Hockey League (“QMJHL”) team will make it possible to add quality content to the Corporation’s broadcast programming, particularly in view of the upcoming launch of the TVA Sports channel.

Financing

•

On March 14, 2012, Quebecor Media issued a notice of redemption to purchase US$100.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The redemption price is 102.583% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the date of redemption will be April 13, 2012.

•

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0%, for a net proceeds of approximately $787.6 million, net of estimated financing fees of $11.9 million.

•

On February 29, 2012, Quebecor Media announced the initiation of a cash tender offer to purchase up to US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,028.33 for Senior Notes tendered at or prior to March 14, 2012, or US$1,025.83 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•

On February 29, 2012, Videotron issued a notice of redemption for any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The redemption price is 100.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the redemption date will be March 30, 2012. The purchase will be carried out on Senior Notes that have not been tendered and purchased under the Videotron cash tender offer announced on February 29, 2012.

•

On February 29, 2012, Videotron announced the initiation of a cash tender offer to purchase any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,001.25 for Senior Notes tendered at or prior to March 13, 2012, or US$1,000.00 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On February 3, 2012, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and terminated all its credit facilities. Sun Media Corporation’s liabilities no longer include any long-term debt.

•

On January 25, 2012, the Corporation amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to amend some of the terms and conditions.

•

On July 5, 2011, Videotron issued 6 7/8% Senior Notes maturing in 2021 in the aggregate principal amount of $300.0 million, for a net principal amount of $294.8 million. The net proceeds were used to finance the early repayment and withdrawal of US$255.0 million in the principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014, and to settle the related hedges.

•

On January 5, 2011, Quebecor Media completed an issuance of Senior Notes in the aggregate principal amount of $325.0 million, for net proceeds of $319.9 million. The Notes bear interest at a rate of 7 3/8% and mature in 2021. Quebecor Media used the net proceeds from the placement primarily to finance the early repayment and withdrawal, on February 15, 2011, of all of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing in 2013, in the aggregate principal amount of US$205.0 million, and to finance the settlement and cancellation of related hedges.

TRANSITION TO IFRS

On January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, were fully converged into IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The significant accounting policies under IFRS are disclosed in Note 1 to the consolidated financial statements for the year ended December 31, 2011. Note 29 describes the adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010. Note 29 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor Inc. (“Quebecor”), considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of its annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below presents a reconciliation of operating income to net income as presented in Quebecor Media consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2011 and 2010 presented in Table 2 below is derived from our unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2011	2010	2011	2010
Operating income:
Telecommunications	$1,098.8	$1,047.3	$294.7	$263.2
News Media	150.1	191.4	47.0	57.8
Broadcasting	50.5	74.9	20.6	29.2
Leisure and Entertainment	26.6	27.6	7.6	11.3
Interactive Technologies and Communications	7.9	6.0	2.5	2.5
Head Office	2.3	4.7	(0.8)	2.4

	1,336.2	1,351.9	371.6	366.4
Amortization	(509.3)	(396.7)	(137.3)	(119.4)
Financial expenses	(311.5)	(300.7)	(76.0)	(74.4)
Gain (loss) on valuation and translation of financial instruments	54.6	46.1	82.5	(23.6)
Restructuring of operations, impairment of assets and other special items	(30.2)	(37.1)	(11.2)	(23.4)
Loss on debt refinancing	(6.6)	(12.3)	–	–
Income taxes	(146.4)	(162.6)	(61.4)	(23.9)

Net income	$386.8	$488.6	$168.2	$101.7

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and acquisitions of intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows from segment operations (see ”Cash Flows from Segment Operations” above), minus cash interest payments and cash charges for restructuring of operations, impairment of assets and other special items, plus or minus current income tax expenses, other receipts (disbursements), and the net change in non-cash balances related to operations. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its operating activities reported in the consolidated financial statements.

Table 3

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

	2011	2010
Free cash flows from continuing operating activities (Table 4)	$21.9	$103.6
Additions to property, plant and equipment	780.7	689.0
Additions to intangible assets	91.6	95.2
Proceeds from disposal of assets[1]	(12.0)	(53.0)

Cash flows provided by operating activities	$882.2	$834.8

[1]	2010 figures include the sale of certain tangible assets in the News Media segment.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephony and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2011/2010 FINANCIAL YEAR COMPARISON

The 2011 financial year contained an additional week in the News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications segments.

Analysis of consolidated results of Quebecor Media

Revenue: $4.21 billion, an increase of $206.5 million (5.2%).

•

Revenues increased in Telecommunications ($201.9 million or 9.1% of segment revenues), Interactive Technologies and Communications ($22.9 million or 23.4%), Leisure and Entertainment ($10.4 million or 3.4%), and News Media ($3.4 million or 0.3%).

•	Revenues decreased in Broadcasting ($2.7 million or -0.6%).

•	Inter-segment revenues also show an unfavorable variance of $29.4 million due to new activities in 2011.

Operating income: $1.34 billion, a decrease of $15.7 million (-1.2%).

•	Operating income decreased in News Media ($41.3 million or -21.6% of segment operating income), Broadcasting ($24.4 million or -32.6%), and Leisure and Entertainment ($1.0 million or -3.6%).

•	Operating income increased in Telecommunications ($51.5 million or 4.9%) and in Interactive Technologies and Communications ($1.9 million or 31.7%).

•

The change in the fair value of Quebecor Media stock options resulted in a $12.8 million favourable variance in the stock-based compensation charge in 2011 compared with 2010. The fair value of the options decreased in 2011, whereas it increased in 2010. The change in the fair value of Quebecor stock options resulted in a $6.6 million favourable variance in the Corporation’s stock-based compensation charge in 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, operating income would have decreased 2.6% in 2011, compared with a 9.0% increase in 2010.

Net income attributable to shareholders: $374.0 million in 2011, compared with $470.3 million in 2010, a decrease of $96.3 million.

•	The decrease was mainly due to:

•	$112.6 million increase in amortization charge;

•	$15.7 million in decrease in operating income;

•	$10.8 million increase in financial expenses.

Partially offset by:

•	$8.5 million favourable variance in gain on valuation and translation of financial instruments;

•	$6.9 million decrease in charge for restructuring of operations, impairment of assets and other special items;

•	$5.7 million decrease in losses on debt refinancing.

Amortization charge: $509.3 million, a $112.6 million increase due mainly to significant capital expenditures in 2010 and 2011 in the Telecommunications segment, including commencement of amortization of 4G network equipment and licences following the network launch in September 2010, and the impact of the emphasis on equipment leasing in its promotional strategy.

Financial expenses: $311.5 million, an increase of $10.8 million.

•	The increase was due mainly to:

•	higher base interest rates and the impact of the rebalancing of fixed- and floating-rate debt on the average interest rate on the debt.

Partially offset by:

•	$6.3 million favourable variance in other financial expenses, reflecting a reduction in interest following the settlement of a dispute, among other things.

Gain on valuation and translation of financial instruments: $54.6 million in 2011 compared with $46.1 million in 2010, a favourable variance of $8.5 million.

•

The variance was due to a favourable change in the fair value of early settlement options due to interest rate and credit premium fluctuations, and to fluctuations in the ineffective portion of derivative financial instruments.

Charge for restructuring of operations, impairment of assets and other special items: $30.2 million in 2011 compared with $37.1 million in 2010, a favourable variance of $6.9 million.

•

In connection with the startup of its 4G network in the third quarter of 2010, the Telecommunications segment recorded a $14.8 million charge for migration costs in 2011, compared with $13.9 million in 2010. In addition, a $0.6 million charge for restructuring of other operations was recorded in 2011, the same as in 2010. A $3.3 million gain on disposal of assets and a $0.2 million charge for impairment of assets were also recorded in the Telecommunications segment in 2010.

•

An $11.0 million charge for restructuring of operations was recorded in the News Media segment in 2011 in connection with staff-reduction programs, compared with a $17.9 million charge in 2010. As a result of these initiatives, a $0.8 million non-cash impairment charge on certain assets was recorded in 2011, compared with $3.5 million in 2010. In addition, some segment assets were sold in 2010, resulting in a $4.9 million net gain.

•

In 2010, the Broadcasting segment decided to terminate the programming of its Sun TV conventional television station on the launch of the new Sun News specialty channel. In connection with this repositioning, the Broadcasting segment recognized an $8.2 million asset impairment charge on equipment and broadcast rights in 2010, compared with a $0.7 million asset impairment charge in 2011. In addition, a $0.8 million restructuring charge was recorded in 2011, primarily in connection with staff reductions, compared with $1.4 million in 2010. Finally, the Broadcasting segment recorded a $0.2 million charge for other special items in 2011, compared with a $0.5 million gain on disposal of assets in 2010.

•

A $0.2 million net charge for restructuring of operations and other items was recorded in 2011, compared with $0.9 million in 2010 in other segments. A $1.1 million charge for other special items was recorded in 2011, compared with a $0.8 million gain in 2010.

Loss on debt refinancing: $6.6 million in 2011 compared with $12.3 million in 2010.

•

On July 18, 2011, Videotron redeemed US$255.0 million in the principal amount of its issued and outstanding 6 7/8% Senior Notes maturing in 2014 and settled the related hedges for a total cash consideration of $303.1 million. The transaction generated a $2.7 million gain on debt refinancing.

•

On February 15, 2011, Sun Media Corporation redeemed and withdrew the entirety of its 7 5/8% Senior Notes in the aggregate principal amount of US$205.0 million and settled the related hedges for a total cash consideration of $308.2 million. The transaction generated a $9.3 million loss on debt refinancing.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of the related hedge agreements for a total cash disbursement of $206.7 million. As a result of this transaction, a $10.4 million loss on debt refinancing was charged to income.

•

In May 2010, Osprey Media paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. As a result of this transaction, a $1.9 million loss on debt refinancing was charged to income.

Income tax expense: $146.4 million (effective tax rate of 27.5%) in 2011, compared with $162.6 million (effective tax rate of 25.0%) in 2010.

•

The $16.2 million favourable variance was due to reduced income before income taxes, partially offset by the impact of a decrease in deferred income tax liabilities recorded in 2010 in light of developments in tax audits, jurisprudence and tax legislation.

Free cash flows from continuing operating activities: $21.9 million in 2011, compared with $103.6 million in 2010 (Table 4).

•	The $81.7 million decrease was essentially due to:

•	$91.7 million increase in additions to property, plant and equipment, mainly due to the emphasis on equipment leasing in the Telecommunications segment’s promotional strategy;

•	$41.0 million unfavourable variance in proceeds from disposal of assets, essentially due to the sale of certain tangible assets in the News Media segment in 2010;

•	$15.7 million decrease in operating income;

•	$10.5 million increase in cash interest expense.

Partially offset by:

•	$74.2 million decrease in current income taxes.

Table 4

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2011	2010
Cash flows from segment operations:
Telecommunications	$306.5	$331.7
News Media	131.2	212.5
Broadcasting	14.2	51.3
Leisure and Entertainment	18.6	18.0
Interactive Technologies and Communications	3.6	3.4
Head Office and other	1.8	3.8

	475.9	620.7
Cash interest expense[1]	(298.7)	(288.2)
Cash portion of charge for restructuring of operations and other special items	(28.7)	(33.9)
Current income taxes	17.7	(56.5)
Other	(2.1)	0.8
Net change in non-cash balances related to operations	(142.2)	(139.3)

Free cash flows from continuing operating activities	$21.9	$103.6

[1]	Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses (see Note 4 to consolidated financial statements).

Table 5

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	2011	2010
Operating income	$1,336.2	$1,351.9
Additions to property, plant and equipment	(780.7)	(689.0)
Acquisitions of intangible assets	(91.6)	(95.2)
Proceeds from disposal of assets[1]	12.0	53.0

Cash flows from segment operations	$475.9	$620.7

[1]	2010 figures include the sale of certain tangible assets in the News Media segment.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,657,300 homes. As of December 31, 2011, the total number of revenue-generating units stood at 4,689,900. At December 31, 2011, Videotron had 1,861,500 cable television customers, including 1,400,800 subscribers to its illico Digital TV service. Videotron is also an Internet Service Provider and telephony service provider, with 1,332,500 subscribers to its cable Internet access services and 1,205,300 subscribers to its cable telephony service. In September 2010, Videotron also launched a 4G network to deliver advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones. As of December 31, 2011, there were 290,600 subscriber connections to Videotron’s mobile service. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephony, high-speed data transmission, Internet access, hosting, and cable television services, and Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) and its network of franchises, which sell and rent DVDs, Blu-ray discs and console games. The Telecommunications segment also includes the activities of two specialty websites, the employment and training site jobboom.com and the dating site reseaucontact.com.

2011 operating results

Revenues: $2.43 billion in 2011, an increase of $201.9 million (9.1%).

•

Combined revenues from all cable television services topped $1 billion for the first time, increasing by $62.0 million (6.5%) to $1.01 billion, mainly because of the higher ARPU generated by increases in some rates and the success of HD packages, the increase in pay TV orders, and the impact of customer base growth.

•

Revenues from Internet access services increased $54.0 million (8.4%) to $698.2 million. The improvement was mainly due to customer growth, increases in some rates and customer migration to upgraded service plans.

•	Revenues from cable telephony service increased $26.8 million (6.5%) to $436.7 million, primarily as a result of customer base growth and more lines per customer.

•	Revenues from mobile telephony service increased $59.6 million (112.1%) to $112.7 million, essentially due to customer growth resulting largely from the launch of the new 4G network in September 2010.

•	Revenues of Videotron Business Solutions increased $3.2 million (5.4%) to $63.0 million, mainly because of higher revenues from network solutions.

•

Revenues from customer equipment sales decreased $4.0 million (-6.7%) to $55.9 million, mainly because of campaigns promoting cable equipment leasing, partially offset by increased sales of mobile telephony equipment.

•

Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $1.6 million (-6.9%) to $21.6 million, mainly as a result of store closures in 2011, partially offset by higher franchise royalty revenues.

•	Other revenues increased $1.9 million (6.8%) to $29.9 million.

ARPU: $103.28 in 2011 compared with $95.73 in 2010, an increase of $7.55 (7.9%).

Customer statistics

Revenue generating units – As of December 31, 2011, the total number of revenue generating units stood at 4,689,900, an increase of 375,800 (8.7%) from the end of 2010 (Table 6). The net increase in revenue generating units in 2011 was 39.3% higher than in 2010 and constituted the largest annual increase, in absolute terms, in three years. This excellent performance was due to the effective strategy of marketing bundled services, including mobile telephony service, at a time of technological change in television broadcasting. The number of revenue generating units increased by 269,700 in 2010. Revenue generating units are the sum of cable television, Internet access and cable telephony service subscriptions, and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services increased by 49,900 (2.8%) in 2011 (Table 6), compared with an increase of 34,600 in 2010. As of December 31, 2011, Videotron had 1,861,500 customers for its cable television services, a household penetration rate of 70.1% (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,657,300 homes, as of the end of December 2011), compared with 69.3% a year earlier.

•

The customer base for the Digital TV service stood at 1,400,800 at December 31, 2011, an increase of 181,200 (14.9%) during the year, compared with a 135,500 increase in 2010. It was the largest annual customer growth for Digital TV since the service was launched in 1999. As of December 31, 2011, illico Digital TV had a household penetration rate of 52.7% versus 46.7% a year earlier.

•

Migration from analog to digital service was the main reason for the 131,300 (-22.2%) decrease in the customer base for analog cable television services in 2011. By comparison, the number of subscribers to analog cable services decreased by 100,900 in 2010.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,332,500 at December 31, 2011, an increase of 80,400 (6.4%) from year-end 2010, compared with an increase of 81,500 in 2010 (Table 6). At December 31, 2011, Videotron’s cable Internet access services had a household penetration rate of 50.1%, compared with 47.9% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,205,300 at the end of December 2011, an increase of 91,000 (8.2%) from year-end 2010, compared with an increase of 100,300 in 2010 (Table 6). At December 31, 2011, the IP telephony service had a household penetration rate of 45.4%, compared with 42.7% a year earlier.

Mobile telephony service – As of December 31, 2011, the number of subscriber connections to the mobile telephony service stood at 290,600, an increase of 154,500 (113.5%) from year-end 2010, compared with an increase of 53,300 connections in 2010 (Table 6). At December 31, 2011, there were 3,100 connections to the MVNO network (Mobile Virtual Network Operator).

Table 6

Telecommunications segment year-end customer numbers (2007-2011)

(in thousands of customers)

	2011	2010	2009	2008	2007
Cable television:
Analog	460.7	592.0	692.9	788.3	869.9
Digital	1,400.8	1,219.6	1,084.1	927.3	768.2

	1,861.5	1,811.6	1,777.0	1,715.6	1,638.1
Cable Internet	1,332.5	1,252.1	1,170.6	1,063.8	933.0
Cable telephony	1,205.3	1,114.3	1,014.0	852.0	636.4
Mobile telephony[1]	290.6	136.1	82.8	63.4	45.1

Total (revenue generating units)	4,689.9	4,314.1	4,044.4	3,694.8	3,252.6

[1]	In thousands of connections

Operating income: $1.10 billion, an increase of $51.5 million (4.9%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues;

•	$10.6 million reduction in the stock-based compensation charge.

Partially offset by:

•

increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs of approximately $489 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and site overhead costs;

•	capitalization of some operating expenses during the build-out of the new mobile network, which also explains the unfavourable variance in operating expenses in 2011 compared with 2010.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the increase in the segment’s operating income in 2011 would have been 3.9% compared with 9.7% in 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.8% in 2011, compared with 53.0% in 2010.

•	The increase was mainly due to operating expense increases related to the roll-out of the 4G network, partially offset by the impact of increases in some rates.

Cash flows from operations

Cash flows from segment operations: $306.5 million in 2011, compared with $331.7 million in 2010, a decrease of $25.2 million (Table 7).

•

The $51.5 million increase in operating income was offset by a $73.9 million increase in additions to property, plant and equipment, mainly reflecting the impact of the emphasis on equipment leasing in its promotional strategy.

Table 7: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2011	2010
Operating income	$1,098.8	$1,047.3
Additions to property, plant and equipment	(725.3)	(651.4)
Acquisitions of intangible assets	(73.2)	(71.9)
Proceeds from disposal of assets	6.2	7.7

Cash flows from segment operations	$306.5	$331.7

News Media

In Quebecor Media’s News Media segment, Sun Media Corporation operates Canada’s largest newspaper chain, counting both paid and free circulation, according to corporate figures. As of December 31, 2011, Sun Media Corporation was publishing 36 paid-circulation dailies and 6 free dailies, including newspapers in 9 of the 10 largest urban markets in the country. It also publishes 236 community weeklies, magazines, weekly buyers’ guides, farm publications, and other specialty publications. According to corporate figures, the aggregate circulation of the News Media segment’s paid and free newspapers was approximately 15.7 million copies per week as of December 31, 2011. Sun Media Corporation holds a 49% interest in the English-language news and opinion specialty channel Sun News, launched in April 2011 in partnership with TVA Group, which holds 51%.

Sun Media Corporation’s newspapers disseminate information in traditional print form as well as through 8 urban daily news portals (journaldemontreal.com, journaldequebec.com, ottawasun.com, torontosun.com, lfpress.com, winnipegsun.com, edmontonsun.com and calgarysun.com) and 223 community newspapers, free dailies, magazines and specialities information portals. The Canoe network also operates a number of sites, including canoe.ca, canoe.tv and lesacplus.ca, as well as the e-commerce sites micasa.ca (real estate), autonet.ca (automobiles), space.canoe.ca and espace.canoe.ca (social networking), classifiedExtra.ca (classified ads), and canoeklix.com (cost-per-click advertising solutions). In 2011, Sun Media Corporation acquired stealthedeal.com, an online discount coupon site. The News Media portals log over 9.3 million unique visitors per month in Canada, including 5.0 million in Québec (according to comScore Media Metrix figures for December 2011).

As well, the News Media segment is engaged in the distribution of newspapers, magazines, inserts and flyers through, among others, Quebecor Media Network Inc. (“Quebecor Media Network”). The segment also includes QMI Agency, a news agency that provides content to all Quebecor Media properties and external customers. In addition, the News Media segment offers commercial printing and related services to other publishers through its national printing and production platform. Through Quebecor MediaPages, it conducts an online directory publishing operation.

2011 operating results

Revenues: $1.02 billion, an increase of $3.4 million (0.3%).

•	Combined revenues from commercial printing and other sources increased 14.2%, advertising revenues were flat, and circulation revenues decreased 5.1%.

•	Revenues decreased 3.6% at the urban dailies and increased 3.5% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased 2.3%.

•

Portal revenues decreased 5.2%, essentially because of lower revenues at the specialty sites, due primarily to the transfer of intercompany website development activities to the Nurun subsidiary and a decrease in advertising revenues.

Operating income: $150.1 million, a decrease of $41.3 million (-21.6%).

•	The decrease was due primarily to:

•	unfavourable variance related to investments in Quebecor Media Network and Quebecor MediaPages;

•	impact of revenue decreases at the urban dailies and the community newspapers (on a same-store basis);

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	$4.7 million increase in newsprint costs.

Partially offset by:

•	$5.8 million favourable impact of rationalization of postretirement benefits;

•	$3.9 million favourable variance related to the stock-based compensation plan;

•	$2.4 million favourable impact related to restructuring initiatives announced in November 2011;

•	$2.4 million favourable variance in multimedia employment tax credits;

•	contribution from acquired businesses.

•

Excluding the impact of the stock-based compensation charge and investments in Quebecor Media Network and Quebecor MediaPages, operating income would have decreased by 12.7% in 2011 compared with a 4.7% increase in 2010.

The restructuring measures introduced since late 2008 in the News Media segment have included staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other resource centralization and optimization efforts across the segment’s operations in all regions. While the restructuring proceeds, development of new revenue streams continues, including those related to the development of integrated, convergent solutions for customers, such as marketing initiatives by the QMI National Sales Offices and Quebecor Media Network’s integrated offerings of products and services, and those related to the marketing of content produced by QMI Agency.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 85.3% in 2011, compared with 81.1% in 2010.

•	The increase was due mainly to:

•	spending on community newspaper launches in Québec, as well as on Quebecor Media Network and Quebecor MediaPages;

•	unfavourable impact of the fixed component of operating costs (which does not fluctuate in proportion to revenue decreases);

•	impact of higher newsprint costs.

Partially offset by:

•	cost reductions related to postretirement benefits, compensation plans and employment tax credits.

Cash flows from operations

Cash flows from segment operations: $131.2 million in 2011, compared with $212.5 million in 2010 (Table 8).

•

The $81.3 million decrease was due primarily to a $41.3 million decrease in operating income and a $38.9 million unfavourable variance in proceeds from disposal of assets, resulting primarily from the sale of certain tangible assets in 2010.

Table 8: News Media

Cash flows from operations

(in millions of Canadian dollars)

	2011	2010
Operating income	$150.1	$191.4
Additions to property, plant and equipment	(13.7)	(11.4)
Acquisitions of intangible assets	(10.8)	(12.0)
Proceeds from disposal of assets[1]	5.6	44.5

Cash flows from segment operations	$131.2	$212.5

[1]	2010 figures include the sale of certain tangible assets.

Broadcasting

In the Broadcasting segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and of the specialty channels LCN, addikTV, Argent, Prise 2, YOOPA, CASA, Mlle and TVA Sports. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. As well, TVA Group holds a 51% interest in the English-language news and opinion specialty channel Sun News, launched in April 2011 in partnership with Sun Media Corporation, which holds 49%. TVA Group’s TVA Accès division is engaged in commercial production, its TVA Boutiques inc. subsidiary in teleshopping and online shopping, and its TVA Films division in the distribution of films and television programs. The TVA Publishing Inc. (“TVA Publishing”) subsidiary publishes more than 75 general-interest and entertainment magazines spread across more than 20 brands. It is the largest publisher of French-language magazines in Québec. Its TVA Studio division specializes in commercial production for the magazines.

On December 22, 2011, TVA Group announced an agreement to sell its 50% and 51% interests in the specialty channels mysteryTV and The Cave respectively.

2011 operating results

Revenues: $445.5 million, a decrease of $2.7 million (-0.6%).

•	Revenues from television operations increased $1.6 million, mainly due to:

•	increased advertising and subscription revenues at the specialty channels;

•	higher revenues at the TVA Network, including increases in revenues from advertising, production, and the sale of content;

•	higher revenues at TVA Accès.

Partially offset by:

•	decrease in advertising revenues in light of the repositioning of the Sun TV conventional television station following the launch of Sun News;

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in 2010.

•	Total publishing revenues decreased $4.4 million, mainly because of lower newsstand and advertising revenues, partially offset by higher revenues at TVA Studio.

Operating income: $50.5 million, a decrease of $24.4 million (-32.6%).

•	Operating income from television operations decreased $23.3 million, mainly due to:

•	startup operating losses at the Sun News, TVA Sports and Mlle specialty channels;

•	higher content costs at the TVA Network and specialty channels as a result of the programming strategy.

Partially offset by:

•	impact of increased advertising and subscription revenues at the specialty channels.

•	Operating income from publishing operations decreased by $1.0 million, mainly as a result of the impact of the revenue decrease, partially offset by savings in operating costs.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 88.7% in 2011, compared with 83.3% in 2010. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the launch of the Sun News, TVA Sports and Mlle specialty channels, and to higher content costs.

Cash flows from operations

Cash flows from segment operations: $14.2 million in 2011, compared with $51.3 million in 2010 (Table 9), a decrease of $37.1 million, mainly due to the $24.4 million decrease in operating income and the $12.0 million increase in additions to property, plant and equipment, primarily reflecting spending on the new specialty channels.

Table 9: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	2011	2010
Operating income	$50.5	$74.9
Additions to property, plant and equipment	(30.5)	(18.5)
Acquisitions of intangible assets	(5.8)	(5.9)
Proceeds from disposal of assets	—	0.8

Cash flows from segment operations	$14.2	$51.3

Other development in 2011

On March 17, 2011, TVA Group filed a normal course issuer bid to buy back and cancel, between March 21, 2011 and March 20, 2012, up to 972,545 Class B shares of TVA Group, or approximately 5% of the issued and outstanding Class B shares as of the date of the filing. No Class B shares were repurchased in 2011.

Leisure and Entertainment

The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gift ideas and magazines through the chain of stores operated by Archambault Group Inc. (“Archambault Group”) and the archambault.ca e-commerce site. They also include online sales of downloadable music and e-books; distribution of CDs and videos (Distribution Select); distribution of music to Internet download services (Select Digital); music recording and video production (Musicor); recording of live concerts, production of concert videos and television commercials (Les Productions Select TV), and concert promotion (Musicor Spectacles). With Musicor Spectacles and Les Productions Select TV, Archambault Group is a fully integrated Canadian music corporation, a producer offering a complete range of media solutions and an increasingly active player in the concerts and cultural events industry.

The Leisure and Entertainment segment is also engaged in the book industry (Book Division) through academic publisher CEC Publishing Inc., 16 general literature publishers, and Messageries ADP inc. (“Messageries ADP”), the exclusive distributor for approximately 165 Québec and European French-language publishers. The general literature publishing houses and Messageries ADP are operated under the Sogides Group Inc. umbrella.

The Leisure and Entertainment segment also includes the Armada de Blainville-Boisbriand, which is a QMJHL hockey team, and BlooBuzz, a new Québec video game developer, created in February 2012.

2011 operating results

Revenues: $312.9 million, an increase of $10.4 million (3.4%).

•	Archambault Group’s revenues increased 8.3%, mainly due to:

•	25.2% increase in distribution revenues, primarily because of new intercompany DVD distribution activities;

•	increased production sales due to higher revenues from concert production and music recording, including the successful show Le retour de nos idoles.

•

The Book Division’s revenues decreased by 5.1%, mainly because of lower sales of textbooks in the academic segment following completion of the education reform in Québec, and lower distribution and publishing revenues in the general literature segment.

Operating income: $26.6 million in 2011, a decrease of $1.0 million from 2010, due primarily to decreased revenues in the Book Division, partially offset by the positive impact of increased revenues and operating margins at Archambault Group.

Cash flows from operations

Cash flows from segment operations: $18.6 million in 2011, compared with $18.0 million in 2010 (Table 10).

•	The $0.6 million increase was due to the $1.5 million decrease in additions to property, plant and equipment and intangible assets, partially offset by the $1.0 million decrease in operating income.

Table 10: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2011	2010
Operating income	$26.6	$27.6
Additions to property, plant and equipment	(6.3)	(4.2)
Acquisitions of intangible assets	(1.8)	(5.4)
Proceeds from disposal of assets	0.1	—

Cash flows from segment operations	$18.6	$18.0

Interactive Technologies and Communications

The Interactive Technologies and Communications segment consists of Nurun, which is engaged in Internet, intranet and extranet development, technological platforms, e-commerce, interactive television, automated publishing solutions, and e-marketing and online customer relationship management strategies and programs. Nurun has offices in North America, Europe and China.

2011 operating results

Revenues: $120.9 million, an increase of $22.9 million (23.4%).

•	The increase was mainly due to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment) and in Europe;

•	impact of acquisition of a digital agency in the United States in the third quarter of 2011.

Partially offset by:

•	decrease in volume in the United States.

Operating income: $7.9 million, an increase of $1.9 million (31.7%), mainly as a result of the favourable impact of the revenue increase.

Cash flows from operations

Cash flows from segment operations: $3.6 million in 2011, compared with $3.4 million in 2010 (Table 11).

•	The $0.2 million increase was due to the $1.9 million increase in operating income, partially offset by the $1.7 million increase in additions to property, plant and equipment.

Table 11: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	2011	2010
Operating income	$7.9	$6.0
Additions to property, plant and equipment	(4.3)	(2.6)

Cash flows from segment operations	$3.6	$3.4

2011/2010 FOURTH QUARTER COMPARISON

The 2011 financial year contained an additional week in the News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications segments.

Analysis of consolidated results of Quebecor Media

Revenues: $1.15 billion, an increase of $59.8 million (5.5%).

•

Revenues increased in Telecommunications ($43.6 million or 7.4% of segment revenues), Leisure and Entertainment ($8.6 million or 8.8%), News Media ($8.6 million or 3.2%), and Interactive Technologies and Communications ($8.1 million or 29.0%).

•	Revenues decreased in Broadcasting ($1.8 million or -1.3%).

Operating income: $371.6 million, an increase of $5.2 million (1.4%).

•	Operating income increased in Telecommunications ($31.5 million or 12.0% of segment operating income).

•	Operating income was flat in Interactive Technologies and Communications.

•	Operating income decreased in News Media ($10.8 million or -18.7%), Broadcasting ($8.6 million or -29.5%), and Leisure and Entertainment ($3.7 million or -32.7%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.3 million favourable variance in the stock-based compensation charge in the fourth quarter of 2011, compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $2.4 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, operating income would have increased 0.7% in the fourth quarter of 2011, compared with a 4.9% increase in the same period of 2010.

Net income attributable to shareholders: $162.7 million in the fourth quarter of 2011, compared with $92.2 million in the fourth quarter of 2010, a favourable variance of $70.5 million.

•	The variance was mainly due to:

•

gain on valuation and translation of financial instruments of $82.5 million in the fourth quarter of 2011 compared with a $23.6 million loss in the same quarter of 2010, a favourable variance of $106.1 million;

•	$12.2 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items;

•	$5.2 million increase in operating income.

Partially offset by:

•	$17.9 million increase in amortization charge.

Amortization charge: $137.3 million in the fourth quarter of 2011, compared with $119.4 million in the same quarter of 2010, an increase of $17.9 million, mainly due to significant capital expenditures in 2010 and 2011 in the Telecommunications segment and the impact of the emphasis on equipment leasing in its promotional strategy.

Financial expenses: $76.0 million, an increase of $1.6 million.

•	The increase was mainly due to:

•	the impact of the rebalancing of fixed- and floating-rate debt on the average interest rate on the debt;

•	$1.3 million unfavourable variance in exchange rate on operating items.

Partially offset by:

•	$5.4 million favourable variance in other financial expenses, reflecting a reduction in interest following the settlement of a dispute, among other things.

Gain on valuation and translation of financial instruments: $82.5 million in fourth quarter 2011, compared with a $23.6 million loss in the same quarter of 2010, a $106.1 million favourable variance.

•

The increase was essentially due to a favourable change in the fair value of early settlement options recorded in the fourth quarter of 2011, compared with an unfavourable change in the fourth quarter of 2010, due in both cases to interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $11.2 million in the fourth quarter of 2011, compared with $23.4 million in the same period of 2010, a favourable variance of $12.2 million.

•

In the fourth quarter of 2011, an $8.9 million net charge for restructuring of operations was recorded in the News Media segment in connection with staff-reduction programs, compared with $13.3 million in the same quarter of 2010.

•

In the fourth quarter of 2010, the Telecommunications segment recorded a $9.0 million charge for migration costs in connection with the startup of its 4G network. In addition, a $0.6 million charge for restructuring of other operations was recorded in the fourth quarter of 2011, the same as in the fourth quarter of 2010. A $0.5 million gain on disposal of assets and a $0.2 million charge for impairment of assets were also recorded in the Telecommunications segment in the fourth quarter of 2010.

•

In connection with the repositioning of the over-the-air television station Sun TV and with the launch of the new Sun News specialty channel, the Broadcasting segment recognized a $0.6 million asset impairment charge on equipment and broadcast rights in the fourth quarter of 2010, compared with a $0.1 million charge in the fourth quarter of 2011. A $0.8 million restructuring charge was also recognized in the fourth quarter 2011, mainly because of staff reductions, compared with $0.6 million in the same period of 2010. Finally, the Broadcasting segment recorded a $0.2 million charge for other special items during the fourth quarter of 2011, while a $0.5 million gain on disposal of assets was recorded in the fourth quarter of 2010.

•	A $0.6 million net charge for restructuring and other special items was recorded in other segments in the fourth quarter of 2011, compared with $0.1 million in the fourth quarter of 2010.

Income tax expense: $61.4 million (effective tax rate of 26.8%) in the fourth quarter of 2011, compared with $23.9 million (effective tax rate of 19.0%) in the same period of 2010.

•	The $37.5 million increase, the effective tax rates and the variance in those rates, were mainly due to:

•	increase in income before income taxes;

•

favourable impact of tax rate mix recorded in the fourth quarter of 2010 on the various components of the gains and losses on financial instruments and derivative financial instruments, and on the translation of financial instruments;

•	reduction in deferred income tax liabilities recorded in the fourth quarter of 2010 in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $634.8 million, an increase of $43.6 million (7.4%), essentially due to the same factors as those noted above in the 2011/2010 financial year comparison.

•	Combined revenues from all cable television services increased $15.9 million (6.5%) to $261.8 million.

•	Revenues from Internet access services increased $16.9 million (10.2%) to $183.2 million.

•	Revenues from cable telephony service increased $4.6 million (4.3%) to $111.5 million.

•	Revenues from mobile telephony service increased $17.4 million (103.0%) to $34.3 million.

•	Revenues of Videotron Business Solutions increased $0.5 million (3.1%) to $16.6 million.

•	Revenues from customer equipment sales decreased $11.2 million (-45.0%) to $13.7 million.

•	Revenues of Le SuperClub Vidéotron decreased $0.5 million (-7.1%) to $6.0 million.

•	Other revenues were flat at $7.7 million.

ARPU: $106.90 in fourth quarter 2011, compared with $98.85 in the same period of 2010, an increase of $8.05 (8.1%).

Customer statistics

Revenue generating units – 101,800 (2.2%) unit increase in the fourth quarter of 2011, 20.0% more than the 84,800-unit increase in the same period of 2010.

Cable television – 17,300 (0.9%) increase in the combined customer base for all cable television services in the fourth quarter of 2011, compared with an increase of 9,600 in the same quarter of 2010.

•	Digital TV: 52,700 (3.9%) subscriber increase in the fourth quarter of 2011, compared with 37,300 in the same period of 2010.

•	Analog cable TV: 35,400 (-7.1%) subscriber decrease in the fourth quarter of 2011, compared with a decrease of 27,700 in the same period of 2010.

Cable Internet access – 26,100 (2.0%) increase in the fourth quarter of 2011, compared with 18,300 in the same period of 2010.

Cable telephony – 25,900 (2.2%) subscriber increase in the fourth quarter of 2011, compared with 16,200 in the same period of 2010.

Mobile telephony service – 32,500 (12.6%) increase in subscriber connections in the fourth quarter of 2011, compared with 40,700 in the same period of 2010.

Operating income: $294.7 million, an increase of $31.5 million (12.0%).

•	The increase in operating income was mainly due to:

•	impact of increased revenues.

Partially offset by:

•	increases in operating costs, including costs related to roll-out of the 4G network.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the increase in the segment’s operating income in the fourth quarter of 2011 would have been 11.9%, compared with 4.5% in the same period of 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.6% in the fourth quarter of 2011, compared with 55.5% in the same quarter of 2010.

•	The fixed component of operating costs did not increase in proportion to the increase in revenue.

News Media

Revenues: $275.6 million, an increase of $8.6 million (3.2%).

•	Combined revenues from commercial printing and other sources increased 23.4%, circulation revenues increased 1.9%, and advertising revenues decreased 0.3%.

•	Revenues decreased 2.6% at the urban dailies and increased 6.2% at the community newspapers. Excluding business acquisitions, revenues were flat at the community newspapers.

•

Portal revenues decreased 6.8%, essentially because of lower revenues at the specialty portals, due primarily to a decrease in advertising revenues and the transfer of intercompany website development operations to Nurun.

Operating income: $47.0 million, a decrease of $10.8 million (-18.7%).

•	The decrease was due primarily to:

•	impact of revenue decreases at the urban dailies;

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	unfavourable variance related to investments in Quebecor Media Network and Quebecor MediaPages;

•	$1.1 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	favourable reversal in the fourth quarter of 2011 of provisions, including a $3.7 million provision for legal disputes;

•	contribution from acquired businesses.

•

Excluding the impact of the stock-based compensation charge and investments in Quebecor Media Network and Quebecor MediaPages, operating income would have decreased by 9.7% in the fourth quarter of 2011, compared with 11.9% in the same period of 2010.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 82.9% in the fourth quarter of 2011, compared with 78.4% in the same period of 2010.

•	The increase was due mainly to:

•	spending on community newspaper launches in Québec, as well as on Quebecor Media Network and Quebecor MediaPages;

•	unfavourable impact of the fixed component of operating costs which does not fluctuate in proportion to revenue decreases.

Broadcasting

Revenues: $131.6 million, a decrease of $1.8 million (-1.3%).

•	Revenues from television operations decreased $1.1 million, mainly due to:

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in the fourth quarter of 2010;

•	lower advertising revenues at the TVA Network;

•	decrease in advertising revenues in light of the repositioning of the Sun TV conventional television station following the creation of Sun News.

Partially offset by:

•	increased advertising and subscription revenues at the specialty channels.

•	Total publishing revenues decreased $1.0 million, mainly because of lower newsstand and advertising revenues, partially offset by higher revenues at TVA Studio.

Operating income: $20.6 million, a decrease of $8.6 million (-29.5%).

•	Operating income from television operations decreased $8.7 million, mainly due to:

•	startup operating losses at the TVA Sports, Sun News and Mlle specialty channels;

•	higher content costs at the TVA Network and specialty channels as a result of the programming strategy;

•	impact of the revenue decrease.

•	Operating income from publishing operations increased $0.3 million compared with the fourth quarter of 2010.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 84.3% in the fourth quarter of 2011, compared with 78.1% in the same period of 2010. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the launch of the Sun News, TVA Sports and Mlle specialty channels and to higher content costs.

Leisure and Entertainment

Revenues: $106.2 million, an increase of $8.6 million (8.8%) compared with the fourth quarter of 2010.

•	Archambault Group’s revenues increased 17.1%, mainly because of:

•	5.5% increase in retail sales due to the inclusion of a 53rd week in the 2011 financial year and growth in e-commerce revenues compared with the fourth quarter of 2010;

•	41.2% increase in distribution revenues, due mainly to new intercompany DVD distribution activities that began in June 2011.

Partially offset by:

•	lower production sales because of better results registered by new releases in the fourth quarter of 2010.

•	15.8% decrease in the Book Division’s revenues, mainly because of lower distribution and publishing revenues in the general literature category.

Operating income: $7.6 million, a decrease of $3.7 million (-32.7%) from the same period of 2010. The unfavourable variance was due primarily to the impact of lower revenues and decreases in some gross margins in the Book Division.

Interactive Technologies and Communications

Revenues: $36.0 million, an increase of $8.1 million (29.0%).

•	The increase was mainly due to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment) and in Europe;

•	impact of acquisition of a digital agency in the United States in the third quarter of 2011;

•	higher volumes from Government of Québec.

Operating income: Stable at $2.5 million. The impact of the revenue increase was offset by an increase in operating costs to support the pace of business development and growth.

2011 CASH FLOWS AND FINANCIAL POSITION

Operating activities

Cash flows provided by operating activities: $882.2 million in 2011, compared with $834.8 million in 2010.

•	The $47.4 million increase was mainly due to:

•	$74.2 million decrease in current income taxes;

•	$5.2 million decrease in the cash portion of the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$15.7 million decrease in operating income;

•	$10.5 million increase in cash interest expense.

Working capital: Negative $71.8 million at December 31, 2011, compared with negative $12.7 million at December 31, 2010. The difference mainly reflects the impact of the decrease in cash and cash equivalents, and recognition under current liabilities of Sun Media Corporation’s credit facilities paid down in February 2012, partially offset by investments in inventory in the Telecommunications segment.

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $183.6 million increase in 2011; $170.7 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt increases during 2011:

•

issuance by Videotron on July 5, 2011 of $300.0 million in the aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Notes bear interest at a rate of 6 7/8%, payable twice yearly on June 15 and December 15, and mature on July 15, 2021;

•

issuance by Quebecor Media on January 5, 2011 of $325.0 million in the principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Notes bear interest at a rate of 7 3/8%, payable twice yearly on June 15 and December 15, and mature on January 15, 2021;

•	use by Videotron of $69.6 million drawn on its secured export financing facility;

•

estimated $32.3 million unfavourable impact of exchange rate fluctuations. Any increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

Summary of debt reductions during the same period:

•	repayment on July 18, 2011 of US$255.0 million in the principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014;

•	early repayment on February 15, 2011 of the entirety of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing in 2013, in the aggregate principal amount of US$205.0 million;

•	$52.5 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•	current payments totalling $30.2 million on Quebecor Media’s credit facility and other debt.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $280.5 million at December 31, 2011, compared with a net liability of $451.2 million at December 31, 2010. The $170.7 million favourable net variance was caused primarily by:

•	settlement of hedges by Videotron following repayment, on July 18, 2011, of US$255.0 million in the principal amount of Videotron’s 6 7/8% Senior Notes;

•	settlement and revocation by Sun Media Corporation of hedges following the early repayment and withdrawal of all its outstanding Senior Notes on February 15, 2011;

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On March 14, 2012, Quebecor Media issued a notice of redemption to purchase US$100.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The redemption price is 102.583% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the date of redemption will be April 13, 2012.

•

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0%, for a net proceeds of approximately $787.6 million, net of estimated financing fees of $11.9 million.

•

On February 29, 2012, Quebecor Media announced the initiation of a cash tender offer to purchase up to US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,028.33 for Senior Notes tendered at or prior to March 14, 2012, or US$1,025.83 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•

On February 29, 2012, Videotron issued a notice of redemption for any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The redemption price is 100.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the redemption date will be March 30, 2012. The purchase will be carried out on Senior Notes that have not been tendered and purchased under the Videotron cash tender offer announced on February 29, 2012.

•

On February 29, 2012, Videotron announced the initiation of a cash tender offer to purchase any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,001.25 for Senior Notes tendered at or prior to March 13, 2012, or US$1,000.00 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On February 3, 2012, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and terminated all its credit facilities. Sun Media Corporation’s liabilities no longer include any long-term debt.

•

On January 25, 2012, Quebecor Media amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

Investing activities

Additions to property, plant and equipment: $780.7 million, compared with $689.0 million in 2010. The increase was mainly due to the impact of the emphasis on equipment leasing in the Telecommunications segment’s promotional strategy.

Acquisitions of intangible assets: $91.6 million in 2011 compared with $95.2 million in 2010.

Business acquisitions: $55.7 million in 2011 compared with $3.1 million in 2010, a $52.6 million increase mainly due to the acquisition of community newspapers in the News Media segment in the first half of 2011 and the acquisition of a digital agency in the United States in the Interactive Technologies and Communications segment.

Proceeds from disposal of assets: $12.0 million in 2011 compared with $53.0 million in 2010. The decrease essentially reflects the disposal of certain tangible assets in the News Media segment in the second quarter of 2010.

Financial position at December 31, 2011

Net available liquidity: $884.6 million for the Corporation and its wholly owned subsidiaries, consisting of $140.0 million in cash and $744.6 million in available unused lines of credit.

Consolidated debt: $3.70 billion at December 31, 2011, an increase of $183.6 million. $170.7 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $1.86 billion debt ($1.79 billion at December 31, 2010), Sun Media Corporation’s $37.4 million debt ($240.0 million at December 31, 2010), TVA Group’s $96.4 million debt ($93.9 million at December 31, 2010), and Quebecor Media’s $1.71 billion debt ($1.40 billion at December 31, 2010).

As of December 31, 2011, minimum principal payments on long-term debt in each the coming years and thereafter were as follows:

Table 12

Minimum principal amount on Quebecor Media’s long-term debt1

12 months ending on December 31

(in millions of Canadian dollars)

2012	$80.3
2013	180.4
2014	498.1
2015	199.0
2016	1,230.3
2017 and thereafter	1,660.0

Total	$3,848.1

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.1 years as of December 31, 2011 (5.0 years as of December 31, 2010). The debt consists of approximately 84.7% fixed rate debt (75.2% as of December 31, 2010) and 15.3% floating rate debt (24.8% as of December 31, 2010).

The Corporation believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions, and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At December 31, 2011, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

Dividends declared of $100.0 million by Board of Directors and paid by Quebecor Media in 2011. In 2010, the Board of Directors of Quebecor Media declared dividends totalling $87.5 million paid by Quebecor Media.

Table 13

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2010 and December 31, 2011

(in millions of Canadian dollars)

	Dec. 31, 2011	Dec. 31, 2010	Difference	Main reason for difference
Assets

Cash and cash equivalents	$146.4	$242.7	$(96.3)	Net use of cash flows in investing and financing activities
Net income taxes[1]	26.3	(27.2)	53.5	Impact of variances in taxable income
Inventory	283.6	245.2	38.4	Impact of current variances in activity in the Telecommunications segment
Property, plant and equipment	3,156.0	2,747.9	408.1	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period
Goodwill	3,543.8	3,505.2	38.6	Impact of business acquisitions in the News Media and Interactive Technologies and Communications segments

Liabilities

Long-term debt, including short-term portion and bank indebtedness	3,701.9	3,518.3	183.6	See “Financing activities”
Net derivative financial instruments[2]	280.5	451.2	(170.7)	See “Financing activities”
Net deferred income tax liabilities[2]	514.1	369.3	144.8	Use of tax benefits and capital cost allowance in excess of book amortization
Other liabilities	324.2	251.2	73.0	Variance in obligations related to pension plans and postretirement benefits

[1]	Current assets less current liabilities
[2]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2011, material contractual obligations of operating activities included: capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 14 below shows a summary of these contractual obligations.

Table 14

Contractual obligations of Quebecor Media as of December 31, 2011

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,848.1	$80.3	$678.5	$1,429.3	$1,660.0
Interest payments[2]	1,625.5	278.2	562.2	424.8	360.3
Operating leases	402.1	71.3	86.1	56.7	188.0
Additions to property, plant and equipment and other commitments	179.4	83.2	45.1	44.3	6.8
Derivative financial instruments[3]	308.1	0.5	142.8	91.1	73.7

Total contractual obligations	$6,363.2	$513.5	$1,514.7	$2,046.2	$2,288.8

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates; hedged interest rates and hedged of foreign exchange rates as of December 31, 2011.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

On March 1, 2011, Quebecor Media announced that it had entered into an agreement with Québec City under which it obtained the management and naming rights for a 25-year period related to the arena to be constructed in Québec City. The agreement includes, among other terms, a commitment from Quebecor Media to pay $33.0 million in 2015 for the naming rights to the site of the future facility, a lease for an initial period of 25 years with annual rental payments of approximately $3.0 million, as well as other conditions. The financial commitment from Quebecor Media could potentially increase in the event that an agreement to operate a NHL franchise occurs in the future. The final terms of the agreement were ratified by the parties on September 1, 2011.

Videotron leases sites for its 4G network and other equipment under operating lease arrangements and has contracted long-term commitments to acquire services and equipment for a total future consideration of $126.3 million. During the year ended December 31, 2011, Videotron renewed or extended several leases and signed new operating lease arrangements.

In the normal course of business, TVA Group contracts commitments regarding broadcast rights for television programs and films, as well as distribution rights for audiovisual content. The outstanding balance of such commitments was $68.5 million at December 31, 2011.

Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2011, the total newsprint consumption of its News Media segment’s operations was approximately 146,600 metric tonnes. Newsprint represented approximately 10.9% ($83.5 million) of the News Media segment’s operating costs for the year ended December 31, 2011. In order to obtain more favourable pricing, Quebecor Media sources substantially all of its newsprint from a single newsprint producer. Quebecor Media currently obtains newsprint from this supplier at a discount to market prices, and receives additional volume rebates for purchases above certain ceiling thresholds. However, there can be no assurance that this supplier will continue to supply newsprint to Quebecor Media on favourable terms or at all.

Financial instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at December 31, 2011, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. It has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, mobile handsets and other equipment in the Telecommunications segment, including equipment for the 4G network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The gain on valuation and translation of financial instruments for 2011 and 2010 are summarized in Table 15.

Table 15

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2011	2010
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(55.2)	$(41.3)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	(6.9)
Loss on the ineffective portion of fair value hedges	0.6	2.1

	$(54.6)	$(46.1)

A $9.5 million loss on cash flow hedges was recorded under “Other comprehensive income” in 2011 (a $43.0 million gain in 2010).

The fair value of long-term debt and derivative financial instruments is shown in Table 19.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated companies in the amount of $11.7 million ($14.8 million in 2010), which are included in cost of sales, selling and administrative expenses. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.2 million ($3.6 million in 2010). These transactions were concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties.

Corporate reorganization

In the second quarter of 2010, the Corporation announced the creation of the Sun News, a partnership in which TVA Group holds a 51% interest and Sun Media Corporation a 49% interest. This partnership has launched an English-language news and opinion specialty channel in the Spring of 2011. The Corporation also decided to terminate the operations of its general-interest television station, Sun TV, as soon as the new specialty channel was on the air.

Following the creation of the Sun News and the decision to terminate the programming of the television station Sun TV, a corporate reorganization was undertaken in December 2010.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2011, the Corporation received an amount of $2.0 million, which is included as a reduction in cost of sales, selling and administrative expenses ($2.1 million in 2010), and incurred management fees of $1.1 million ($1.1 million in 2010) with the shareholders.

Tax transactions

In 2010, the parent corporation transferred $26.4 million of non-capital losses to a subsidiary of the Corporation subsidiaries in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $1.5 million in its income tax expense in 2010.

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2011, the maximum exposure with respect to these guarantees was $18.6 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

Financial Instruments and Financial Risk Management

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAD dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of derivative financial instruments

Table 16

Foreign exchange forward contracts

As of December 31, 2011

(in millions of dollars)

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
Videotron
$/US$	Less than 1 year	0.9936	122.4

Table 17

Cross-currency interest rate swaps

As of December 31, 2011

(in millions of dollars)

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CAD dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan “B” credit facilities	2009 to 2013	US$	111.8	Bankers’ acceptances 3 months + 2.22%	LIBOR + 2.00%	1.1625
Term loan “B” credit facilities	2006 to 2013	US$	48.1	6.44%	LIBOR + 2.00%	1.1625

Videotron
Senior Notes	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Table 18

Interest rate swaps

As of December 31, 2011

(in millions of dollars)

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate
Sun Media Corporation
October 2012	$38.0	Pay fixed/ Receive floating	3.75%	Bankers’ acceptances 3 months

Fair value of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable, accrued charges due to external or related parties, and provisions (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available for sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt in Table 19 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents, temporary investments and bank indebtedness classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using inputs that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility and discount factors.

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2011 and 2010 are as follows:

Table 19

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	December 31, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(3,848.1)	$(4,002.2)	$(3,596.3)	$(3,773.1)
Derivative financial instruments
Early settlement options	138.0	138.0	88.8	88.8
Interest rate swaps	(0.9)	(0.9)	(1.3)	(1.3)
Foreign exchange forward contracts	3.2	3.2	(2.4)	(2.4)
Cross-currency interest rate swaps	(282.8)	(282.8)	(447.5)	(447.5)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$1.4	$7.6
Decrease of 100 basis points	(1.4)	(7.6)

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or on the immediate settlement of the instrument.

Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $30.4 million as of December 31, 2011 ($39.1 million as of December 31, 2010). As of December 31, 2011, 7.9 % of trade receivables were 90 days past their billing date (10.5% as of December 31, 2010).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2011 and 2010:

	2011	2010
Balance as of beginning of year	$39.1	$40.3
Charged to income	20.0	27.8
Utilization	(28.7)	(29.0)

Balance as of end of year	$30.4	$39.1

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation and its subsidiaries are exposed to the risk of non-performance by a third party. When the Corporation and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits.

Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2011 (5.0 years as of December 31, 2010).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAD dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAD dollar per one U.S. dollar as of December 31, 2011:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10
U.S. dollar-denominated accounts payable	$(0.9)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	(0.7)	71.1

Decrease of $0.10
U.S. dollar-denominated accounts payable	0.9	—
Gain on valuation and translation of financial instruments and derivative financial instruments	0.7	(71.1)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) London Interbank Offered Rate (“LIBOR”) and (iii) Canadian bank prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 84.7% fixed-rate debt (75.2% in 2010) and 15.3% floating-rate debt (24.8% in 2010).

The estimated sensitivity on financial expense for floating-rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2011 is $6.4 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$0.6	$7.4
Decrease of 100 basis points	(0.6)	(7.4)

Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents and temporary investments. The capital structure is as follows:

Table 20

Capital structure of Quebecor Media

(in millions of dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
Bank indebtedness	$4.0	$4.9	$1.0
Long-term debt	3,697.9	3,513.4	3,761.2
Derivative financial instruments	280.5	451.2	373.4
Cash and cash equivalents	(146.4)	(242.7)	(300.0)
Temporary investments	—	—	(30.0)

Net liabilities	3,836.0	3,726.8	3,805.6
Equity	$3,025.5	$2,815.2	$2,423.3

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

Contingencies

In February 2012, a settlement was reached in legal proceedings against some of the Corporation’s subsidiaries, initiated by another corporation in relation to printing contracts, including the cancellation of printing contracts. The settlement will have no material impact on the Corporation’s financial statements.

In addition, a number of other legal proceedings against the Corporation and its subsidiaries are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on Corporation’s results or on its financial position.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of mobile devices, revenues from equipment sales are recognized in income when the mobile device is delivered and activated. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction of related equipment sales on delivery while promotional offers related to the sale of mobile devices are accounted for as a reduction of related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

Broadcasting

Revenues derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Circulation revenues derived from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the broadcasting period or over the viewing period in theatres based on a percentage of revenues generated, when exploitation, exhibition or sale can commence, and the licence period of the arrangement has begun.

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

Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”) which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use, are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset or the CGU, to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

The Corporation uses the discounted cash flow method to estimate the value in use consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

When determining the fair value less costs to sell of asset or CGU, assessment of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the value in use of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by the risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, judgment used in determining the recoverable amount of an asset or a CGU may affect the amount of the impairment loss to an asset or a CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there are no significant amounts long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2011 was $3.54 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2011 was $165.2 million.

Impairment charges previously recorded under Canadian GAAP were unaffected by the adoption of IFRS.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on (i) anticipated equipment or inventory purchases in a foreign currency and (ii) principal payments on long-term debt in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

•

The Corporation uses interest rate swaps to manage fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

Under hedge accounting, the Corporation applies the following accounting policies:

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

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the consolidated statements of income, and the value of the gain or loss on derivative financial instruments reported in the consolidated statements of comprehensive income.

Pension and postretirement benefits

Quebecor Media offers defined contribution pension plans and defined benefit pension plans to some of its employees.

Quebecor Media’s defined benefit obligations with respect to defined benefit pension and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, health care costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized immediately through other comprehensive income and within the deficit. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and within the deficit. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

Alternatively to the recognition policy in other comprehensive income chosen by the Corporation, an accounting policy might have been adopted, applicable to all defined benefit plans, whereby actuarial gains and losses, as well as changes in the net benefit asset limit or in the minimum funding adjustment, are recognized immediately in income or expense as they occur. The Corporation may have also elected as an accounting policy choice to account for actuarial gains and losses using the corridor method as permitted under IFRS.

Quebecor Media considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock options awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected remaining life of the option.

The judgment and assumptions used in determining the fair value of liability classified stock-based awards may have an effect on the compensation cost recorded in the statements of income.

Provisions for contingent liabilities

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time, and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations.

No amounts are recognized for obligations that are possible but not probable or those for which amount cannot be reasonably estimated.

Allowance for doubtful accounts

Quebecor Media maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

Business combinations

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. The excess of the purchase price over the sum of the values ascribed to the acquired assets and assumed liabilities is recorded as goodwill. The judgments made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income, because, among other things, of the impact of the useful lives of the acquired assets, which may vary from projections. Also, future income taxes on temporary differences between the book and tax value of most of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill. Consequently, to the extent that greater value is ascribed to long-lived than to shorter-lived assets under the acquisition method, less amortization may be recorded in a given period.

Determining the fair value of certain acquired assets, assumed liabilities and future contingent considerations requires judgment and involves complete absolute reliance on estimates and assumptions. Quebecor Media primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.

The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of an impairment charge to be recognized, if any, after the date of acquisition, as discussed above under “Impairment of assets”.

Income taxes

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized.

The assessment of deferred income taxes is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income tax assets realized could be slightly different from that recorded, since it is influenced by Quebecor Media’s future operating results.

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

Recent Accounting Developments in Canada

As described above in the “Transition to IFRS” section of this report, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly. The Corporation is required to apply IFRS accounting policies retrospectively to determine the IFRS opening balance sheet at January 1, 2010. However, IFRS provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application (refer to Note 29 of the consolidated financial statements for the year ended December 31, 2011 for more details on the exemption choices and adjustments resulting from the adoption of IFRS made by the Corporation).

The adoption of IFRS did not necessitate any significant modifications to information technology, data systems, or internal controls currently implemented and used by the Corporation. The Corporation also determined that new policy choices adopted in light of IFRS requirements had no contractual or business implications on existing financing arrangements or similar obligations as at the date of adoption and as at the end of the current reporting period. Under current circumstances, the Corporation has not identified any contentious issues arising from the adoption of IFRS.

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New and amended standards	Expected changes to existing standards

IFRS 9 – Financial Instruments (Effective from periods beginning January 1, 2015, with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 – Consolidated Financial Statements (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent corporation.

IFRS 11 – Joint Arrangements (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 – Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 – Post-employment Benefits (including Pensions) (Amended) (Effective from periods beginning January 1, 2013, with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 allows amounts recognized in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A -	Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 1, 2012:

Name and Municipality of Residence	Age	Position

SERGE GOUIN (1)(3) Outremont, Québec	68	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee

PIERRE KARL PÉLADEAU (1) Outremont, Québec	50	Director, President and Chief Executive Officer

JEAN LA COUTURE, FCA (2) Montréal, Québec	65	Director and Chairman of the Audit Committee

ANDRÉ DELISLE (1)(2) Montréal, Québec	65	Director

A. MICHEL LAVIGNE, FCA (1)(2)(3) Laval, Québec	61	Director

SAMUEL MINZBERG (3) Westmount, Québec	62	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Québec	72	Director

NORMAND PROVOST Brossard, Québec	57	Director

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	41	Chief Financial Officer

ÉDITH PERREAULT Candiac, Québec	46	Executive Vice President, National Sales

SYLVAIN BERGERON Longueuil, Québec	51	Vice President, Taxation

MANON BROUILLETTE Outremont, Québec	43	Vice President and Chief Digital Officer

ISABELLE LECLERC Montréal, Québec	43	Vice President, Human Resources

Name and Municipality of Residence	Age	Position

ROGER MARTEL Montréal, Québec	63	Vice President, Internal Audit

DENIS SABOURIN Kirkland, Québec	51	Vice President and Corporate Controller

J. SERGE SASSEVILLE Montréal, Québec	53	Vice President, Corporate and Institutional Affairs

CLAUDINE TREMBLAY Montréal, Québec	58	Vice President and Secretary

MARC TREMBLAY Westmount, Québec	51	Vice President, Legal Affairs

CHLOÉ POIRIER Nuns’ Island, Québec	42	Treasurer

CHRISTIAN MARCOUX Laval, Québec	37	Assistant Secretary

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Serge Gouin, Director, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron and Sun Media since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group). Mr. Gouin is also a member of the Board of Directors of Onex Corporation, Tomkins plc and TVA Group.

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

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and he has also served as a Director and

Chairman of the Audit Committee of Quebecor and Videotron. Mr. La Couture was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the boards of directors of Innergex Renewable Energy Inc., Groupe Pomerleau (a Quebec-based construction company) and Institute of Corporate Directors, Quebec Chapter, and serves as a Director of Jevco Insurance Company.

André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Quebecor Media and a member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and member of the Audit Committee of Videotron. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Quebec Department of Finance, mainly in the capacity of Chief Financial Officer at Hydro-Québec or Assistant Deputy Minister at the Department of Finance. Mr. Delisle is also a member of the Audit Committee of the Ministère des affaires municipales, Régions et Occupation du territoire (MAMROT) and of the Public Policy Committee of the Association des économistes du Québec (ASDEQ). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.

A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of Videotron and TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and of Canada Post, as well as the Chairman of the Board of Directors of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

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

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Canada (Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Quebecor, Barrick Gold Corporation, Wyndham Worldwide Corporation, The Blackstone Group LP, Saïd Holdings Limited, Lion Capital (London) and Tuckamore Capital.

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

Édith Perreault, Executive Vice President, National Sales. Ms. Perreault was appointed to her current position in November 2011. She also serves as Vice President, Sales and Marketing of TVA Group Inc. since February 2007.

Sylvain Bergeron, Vice President, Taxation. Mr. Bergeron was promoted to his current position in February 2011. Mr. Bergeron is also Vice President, Taxation, of Quebecor. Mr. Bergeron joined Videotron in 1990 as Tax Adviser and later became Assistant Director, Taxation of Le Groupe Videotron ltée. Following the acquisition of Le Groupe Vidéotron ltée by the Company, Mr. Bergeron was promoted Director, Taxation of the Company in 2001. Prior to that, Mr. Bergeron was successively Auditor and Tax Specialist for Samson, Belair/Deloitte & Touche, Chartered Accountants. Mr. Bergeron has been a member of the Canadian Institute of the Chartered Accountants and of the Corporation professionnelle des comptables agréés du Québec since 1987.

Manon Brouillette, Vice President and Chief Digital Officer. Ms. Brouillette was promoted to her current position in January 2011. Since December 2011, she also serves as President, Consumer Market, of Videotron. after being promoted from her previous position as Executive Vice President, Strategy and Market Development. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development. She joined Videotron Ltd. in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining Videotron, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

Isabelle Leclerc, Vice President, Human Resources. Ms. Leclerc was promoted to her current position in June 2011. From 2007 to her appointment, Ms. Leclerc served as Director, Human Resources and, Senior Director, Talent Management. From 2003 to 2007, Ms. Leclerc held several functions within Quebecor World Inc. Prior to joining Quebecor, Ms. Leclerc was a compensation consultant for 10 years with Towers Perrin and then with Aon Consulting Group. She is a member of the North American professional association World@Work, and Vice President of the board of Mutuelle de Formation FCCQ, a not-for-profit organization, since June 2011. She holds an MBA.

Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Quebecor Media since February 2004. He acts in the same capacity for Quebecor, Videotron and Sun Media. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron ltée.

Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media in March 2004. Before that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the Canadian Institute of the Chartered Accountants since 1984.

J. Serge Sasseville, Vice President, Corporate and Institutional Affairs. Mr. Sasseville was appointed Vice President, Corporate and Institutional Affairs of Quebecor Media in November 2008. Mr. Sasseville has joined the Quebecor Group in 1987 and has served in many capacities both as a lawyer and manager including Vice President, Legal Affairs and Secretary of Videotron and its subsidiaries and President, Music Sector of Archambault Group. Mr. Sasseville

is a member of the boards of directors of Archambault Group, the Quebecor Fund and Musicaction. He is also a member of the Executive Committee and the Vice-Chair of the Board of Directors of CWTA (Canadian Wireless Telecommunications Association) and a member of the Board of Directors of CPAC (Cable Public Affairs Channel). He has been a member of the Barreau du Québec since 1981 and has practiced law at the law firm Stein, Monast in Québec City from 1981 to 1987.

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

Marc Tremblay, Vice President, Legal Affairs. Mr. Tremblay has been appointed Vice President, Legal Affairs at Quebecor Media on March 30, 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP for 22 years. He has been a member of the Barreau du Québec since 1983.

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

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Quebecor Media in January 2008. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and has been promoted to Director, Compliance, Corporate Secretariat in February 2010. He is currently acting as Assistant Secretary of Quebecor, TVA Group, Sun Media and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux practiced law at the law firm BCF LLP for three years. He has been a member of the Barreau du Québec since 2000.

B -	Compensation

Compensation of Directors

Our Directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2011, each Director is entitled to receive an annual director’s fee of $50,000 from Quebecor Media. Directors are also entitled to receive an attendance fee of $2,000 for each meeting of the Board of Directors or committee meeting attended (other than the Audit Committee) and an attendance fee of $3,000 for each Audit Committee meeting attended, each payable quarterly. The Chairman of our Audit Committee receives additional fees of $14,000 per year and the Chairman of our Compensation Committee receives additional fees of $5,000 per year. Each Compensation Committee member, other than the Chairman, also receive additional fees of $2,000 per year. Each Audit Committee member, other than the Chairman, also receives additional fees of $5,000 per year. Each Executive Committee member receives additional fees of $3,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees. Mr. Serge Gouin, who serves as Chairman of the Board of Directors of Quebecor Media, receives compensation from us for acting in such capacity.

During the financial year ended December 31, 2011, the amount of compensation (including benefits in kind) paid to seven of our Directors (other than Pierre Karl Péladeau) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $853,625. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2011, our senior executive officers, as a group, received aggregate compensation of $6.7 million for services they rendered in all capacities during 2011, which amount includes base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.

Quebecor Media’s Stock Option Plan

On January 29, 2002, we established a stock option plan to attract, retain and motivate our Directors, executive officers and key contributors, as well as those of our subsidiaries. The Compensation Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

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

During the year ended December 31, 2011, an aggregate total of 114,000 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $50.18 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2011, a total of 695,423 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $7.9 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2011, an aggregate total of 2,768,712 options were outstanding (of which 789,921 were vested as at that date), with a weighted average exercise price of $43.85 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 21 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

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

During the year ended December 31, 2011, 48,148 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $35.09 per share, were granted to one senior executive officer of Quebecor Media. More specifically, the foregoing number represents the portion of all options granted to this executive in the year ended December 31, 2011 which was allocated to us. As of December 31, 2011, a total of 356,957 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $26.99 per share, were held by senior executive officers of Quebecor Media for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2011 was $34.89.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The benefits under the Quebecor Media’s plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $132,334. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $6,617 in respect of 2012.

The total amount contributed by Quebecor Media in 2011 to provide the pension benefits was $63.7 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 27 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$132,334 or more	$26,467	$39,700	$52,933	$66,167	$79,400

Supplemental Retirement Benefit Plan (“SERP”) for Designated Executives

In addition to the pension plans in force, Quebecor Media and its subsidiaries provide supplemental retirement benefits to certain designated executives. Three senior executive officers of Quebecor Media are participants in a SERP.

Two senior executives participate in the Quebecor Media’s plan and the benefits are equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. Upon a beneficiary’s death after retirement, the plan provides for the payment of a pension to the eligible surviving spouse which represents 50% of the retiree’s pension and payable for up to ten years. The other senior executive officer participates in another SERP established by one of Quebecor Media’s subsidiary.

As of December 31, 2011, these three senior executive officers of Quebecor Media had credited service of approximately eight years or less. The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$13,533	$20,300	$27,067	$33,833	$40,600
$300,000	$33,533	$50,300	$67,067	$83,833	$100,600
$400,000	$53,533	$80,300	$107,067	$133,833	$160,600
$500,000	$73,533	$110,300	$147,067	$183,833	$220,600
$600,000	$93,533	$140,300	$187,067	$233,833	$280,600
$800,000	$133,533	$200,300	$267,067	$333,833	$400,600
$1,000,000	$173,533	$260,300	$347,067	$433,833	$520,600
$1,200,000	$213,533	$320,300	$427,067	$533,833	$640,600
$1,400,000	$253,533	$380,300	$507,067	$633,833	$760,600

C -	Board Practices

In accordance with our charter, our Board of Directors may consist of at least one Director and no more than 20 Directors. Our Board of Directors currently consists of eight Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media (the “Company’s Shareholders Agreement”), our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2011, our shareholders, acting by written resolution, decreased the size of our Board of Directors from nine directors to eight, and established that Quebecor would be entitled to nominate four directors and Capital CDPQ would be entitled to nominate four directors. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Company’s Shareholders Agreement and the shareholders’ resolution decreasing the size of the Board of Directors to eight.

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

Executive Committee

The Executive Committee of our Board of Directors is currently composed of four members, namely Messrs. Pierre Karl Péladeau, Serge Gouin, André Delisle and A. Michel Lavigne. Mr. Gouin is the Chairman of our Executive Committee. Subject to the provisions of the Company’s Shareholders Agreement, the Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options, which power has already been delegated by the Board of Directors to its Compensation Committee.

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

D -	Employees

At December 31, 2011, we had approximately 16,950 employees on a consolidated basis. At December 31, 2010 and 2009, we had approximately 16,360 and 15,710 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2011.

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements
Telecommunications	6,230	3,700	5
News Media	5,680	1,700	75
Broadcasting	2,090	1,230	13
Leisure and Entertainment	1,400	400	8
Interactive Technologies and Communications	1,170	—	—
Corporate(1)	380	—	—
Total	16,950	7,030	101

(1)	Includes QMI Agency and National Sales Offices

At December 31, 2011, approximately 41% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 101 collective bargaining agreements:

•

Videotron is party to five collective bargaining agreements representing approximately 3,700 unionized employees. The two most important collective bargaining agreements, covering unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

•

Sun Media is party to 73 collective bargaining agreements, representing approximately 1,510 unionized employees. 11 collective bargaining agreements have expired, representing approximately 100 unionized employees, or 6% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2012. Of the other collective bargaining agreements, 38 will expire in 2012, representing approximately 475 employees or 31% of its unionized workforce and the others to expire on various dates through December 2019.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,230 unionized employees. Of this number, eight collective bargaining agreements, representing approximately 200 unionized employees or 19% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are in progress. The other collective bargaining agreements will expire between March 31, 2012 and December 31, 2013.

•

Of the other 10 collective bargaining agreements, representing approximately 580 unionized employees, two collective bargaining agreements representing approximately 200 unionized employees or 35% of its unionized workforce are expired. Negotiations regarding these collective bargaining agreements are in progress. The other collective bargaining agreements will expire between December 2012 and December 2017.

We have no labour dispute nor do we currently anticipate any such labour dispute in the near future.

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

E -	Share Ownership

Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our Directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “B. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A -	Major Shareholders

As of December 31, 2011, Quebecor held, directly and indirectly, 67,636,713 common shares of our Company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

To the knowledge of our directors and officers and based on the most recent regulatory filings, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of Quebecor as of March 7, 2012 were: (i) Les Placements Péladeau inc., a corporation controlled by Pierre Karl Péladeau, (ii) Beutel, Goodman & Co. Ltd., and (iii) Fidelity Management & Research Company et als.

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	17,468,464	88.66	207,260	0.47	72.61
Beutel	—	—	8,015,018	18.29	3.33
Fidelity	—	—	4,696,980	10.72	1.95

B -	The Company’s Shareholders Agreement

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

On May 25, 2011, our shareholders, acting by written resolution, decreased the size of our Board of Directors to eight directors and established that each of Quebecor and Capital CDPQ would be entitled to nominate four directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management”.

C -	Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from unrelated third parties.

Operating transactions

During the year ended December 31, 2011, the Company and its subsidiaries made purchases and incurred rent charges from Quebecor, our parent company, and our affiliated companies in the amount of $11.7 million ($14.8 million in 2010), which are included in cost of sales, selling and administrative expenses. The Company and its subsidiaries made sales to an affiliated company in the amount of $3.2 million ($3.6 million in 2010). These transactions were concluded on terms equivalent to those that prevail in arm’s length transactions and were accounted for at the consideration agreed to between the parties.

Corporate reorganization

In the second quarter of 2010, the Company announced the creation of Sun News General Partnership, a partnership in which TVA Group holds a 51% interest and Sun Media a 49% interest. This partnership launched an English-language news and opinion specialty channel called Sun News in April 2011. The Company also decided to terminate the operations of its general-interest television station, Sun TV when the Sun News was launched.

Further to the creation of Sun News and the decision to terminate the programming of Sun TV, a corporate reorganization was undertaken in December 2010.

Management arrangements

Quebecor has entered into management arrangements with the Company. Under these management arrangements, Quebecor and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of Quebecor. In 2011, the Company received an amount of $2.0 million, which is included as a reduction in cost of sales, selling and administrative expenses ($2.1 million in 2010), and incurred management fees of $1.1 million ($1.1 million in 2010) with its shareholders.

Tax transactions

In 2010, Quebecor transferred $26.4 million of non-capital losses to certain of our subsidiaries in exchange for cash considerations of $6.0 million. These transactions were concluded on terms equivalent to those that prevail in arm’s length transactions and were accounted for at the consideration agreed to between the parties. As a result, the Company recorded a reduction of $1.5 million in its income tax expense in 2010.

D -	Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A -	Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2011 and 2010 and as at January 1, 2010 and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the two-year period ended December 2011, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B -	Legal Proceedings

From time to time, Quebecor Media is a party to various legal proceedings arising in the ordinary course of business. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results or on its financial position.

C -	Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2011, our issued and outstanding share capital was as follows:

•	123,602,807 common shares outstanding, of which 67,636,713 were held by Quebecor and 55,966,094 were held by Capital CDPQ; and

•	1,630,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Québec Inc., an indirect wholly-owned subsidiary of Quebecor Media.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2011, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2010, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $87.5 million. In 2009, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $75 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D -	Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects – Subsequent Events”), there has been no significant change in our financial position since December 31,  2011.

ITEM 9 — THE OFFER AND LISTING

A -	Offer and Listing Details

Not applicable.

B -	Plan of Distribution

Not applicable.

C -	Markets

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

On January 17, 2006, we issued and sold US$525.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new SEC-registered 7 3/4% Senior Notes due 2016 evidencing the same continuing indebtedness and having substantially identical terms. We filed a registration statement on Form F-4 with the SEC on May 8, 2006 and completed the registered exchange offer on July 14, 2006. As a result, we have US$525.0 million in aggregate principal amount of our 7 3/4% Senior Notes due 2016 outstanding and registered under the Securities Act. Our 7 3/4% Senior Notes due 2016 are unsecured and are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. On February 29, 2012, following the close of the period covered by this annual report, we announced the commencement of a cash tender offer to purchase up to US$260,000,000 in aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016. In addition, on March 14, 2012, following the close of the period covered by this annual report, we announced that on April 13, 2012, we would redeem and retire US$100.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016.

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

As of December 31, 2011, there were no issued and outstanding Series A Shares.

As of December 31, 2011, there were no issued and outstanding Series B Shares.

As of December 31, 2011, there were no issued and outstanding Series C Shares.

As of December 31, 2011, there were no issued and outstanding Series D Shares.

As of December 31, 2011, there were no issued and outstanding Series E Shares.

As of December 31, 2011, there were no issued and outstanding Series F Shares.

As of December 31, 2011, there were 1,630,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Québec Inc., one of our indirect wholly-owned subsidiaries. In 2010, in connection with various intra-group transactions, 1,300,000 Series G Shares were issued to 9101-0835 Québec Inc., and 930,000 Series G Shares were redeemed. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

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

1.	(a)	Our by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which our Company is a party. A director must also disclose a contract or transaction to which the Company and any of the following are a party:

a) an associate of the director;

b) a group of which the director is a director;

c) a group in which the director or an associate of the director has an interest.

No director may vote on a resolution to approve, amend or terminate the contract or transaction, or be present during deliberations concerning the approval, amendment or termination of such a contract or transaction unless the contract or transaction:

a) relates primarily to the remuneration of the director or an associate of the director as a director of the Company or an affiliate of the Company;

b)	relates primarily to the remuneration of the director or an associate of the director as an officer, employee or mandatary of the Company or an affiliate of the Company, if the Company is not a reporting issuer;

c)	is for the indemnification of the directors in certain circumstances or liability insurance taken out by the Company;

d)	is with an affiliate of the Company, and the sole interest of the director is as a director or officer of the affiliate.

(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, the directors may authorize us to borrow money and obtain advances upon the credit of our Company, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of our Company, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of our Company to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.

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

4.	Shareholder meetings: Our by-laws and the Business Corporations Act (Québec) provide that the annual meeting of our shareholders shall be held fifteen (15) months after the last preceding annual meeting. All shareholders meetings shall be held within the province of Quebec at the place and time determined by our Board of Directors and may be called by order of our Board of Directors.

Our by-laws provide that notice specifying the place, date, time and purpose of any meeting of our shareholders shall be sent to all the shareholders entitled to vote and to each director at least 21 days but not more than 60 days before the meeting by any means providing proof of the date of sending at the addresses indicated in our records.

Our chairman of the board or, in his absence, our vice-chair of the board, if any, or in his absence, our president and chief executive officer or any other person that may be named by the board shall preside at all meetings of our shareholders. If the person who is to chair the meeting is not present at the meeting within 15 minutes after the time appointed for the meeting, the shareholders present choose one of their own to chair of the board the meeting.

Our by-laws provide that a quorum of shareholders is present at a shareholders meeting if, at the opening of the meeting, one or several holders of 50% or more of the shares that carry the right to vote at the meeting are present in person or represented by proxy.

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

A register of transfers containing the date and particulars of all transfers of shares of our share capital shall be kept either at our head office or at any other place designated by the Board of Directors.

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

On January 5, 2011, we issued Cdn$325,000,000 aggregate principal amount of our 7 3/8% Senior Notes due January 15, 2021 pursuant to an Indenture, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2021. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2011. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(b)	Indenture relating to US$700,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7  3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2007. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in paragraph (c) below.

(c)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on March 15, 2016. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph. On February 29, 2012, following the close of the period covered by this annual report, we announced the commencement of a cash tender offer to purchase up to US$260,000,000 in aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016. In addition, on March 14, 2012, following the close of the period covered by this annual report, we announced that on April 13, 2012, we would redeem and retire US$100.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016.

(d)	Credit Agreement, dated as of January 17, 2006 by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended.

On January 17, 2006, in connection with our refinancing plan, we entered into Senior Secured Credit Facilities comprised of (i) a 5-year $100.0 million revolving credit facility with an initial maturity date of January 2011, (ii) a 5-year $125.0 million term loan A with a maturity date of January 2011, and (iii) a 7-year US$350.0 million term loan B facility with a maturity date of January 2013. On January 14, 2010, we entered into a First Amendment Agreement to our credit agreement pursuant to which, amongst other things, the maturity date of the revolving credit facility was extended to January 3, 2013 and various other definitions and covenants were amended. On January 25, 2012, we entered into a Second Amendment Agreement to our credit agreement pursuant to which, amongst other things, a new $200.0 million revolving credit facility (identified as Facility C) was added (having a maturity, pricing and terms and conditions identical to those of our existing revolving credit facility, other than the ability to draw letters of credit), the maturity date of the existing revolving credit facility was extended to January 15, 2016 and various other definitions and covenants were amended.

The Senior Secured Credit Facilities also include an uncommitted $350 million incremental facility that may be available to us (of which $200 million was used to create the new Facility C mentioned above), subject to compliance at all times with all financial covenants, absence of default and lenders being willing to fund the incremental amount. This incremental facility will have a term to be agreed with the lenders, although the maturity of borrowings under the incremental facility will be required to have a maturity falling on or extending beyond the maturity of the term loan B facility.

We may draw letters of credit under the revolving credit facility. The proceeds of the term loan A and term loan B were used to refinance existing debt. The proceeds of our revolving facility and Facility C may be used for our general corporate purposes.

Borrowings under the revolving credit facility, Facility C and term loan B bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case, an applicable margin.

Borrowings under the revolving credit facility and Facility C are repayable in full on January 15, 2016. Borrowings under our term loan B facility are repayable in full in January 2013. We are also required to make specified quarterly repayments of amounts borrowed under the term loan B.

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

On October 8, 2003, Videotron issued US$335.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Videotron issued an additional US$315.0 million aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and mature on January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. The notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing (other than Videotron’s bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On February 29, 2012, following the close of the period covered by this annual report, Videotron announced that on March 30, 2012, it would redeem and retire the entire outstanding principal amount outstanding of its 6 7/8% Senior Notes due January 15, 2014.

(f)

Indenture relating to US$175,000,000 of Videotron’s 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On September 16, 2005, Videotron issued US$175,000,000 aggregate principal amount of its 6  3/8 Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee. These notes are unsecured and mature on December 15, 2015. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(g)

Indenture relating to US$715,000,000 of Videotron’s 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2018, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on April 15, 2018. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2008. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On March 5, 2009, Videotron issued an additional US$260.0 million aggregate principal amount of its 9 1/8% Senior Notes due 2018. These notes were issued under the same indenture as, and form a single series with, Videotron’s existing 9 1/8% Senior Notes due 2018 that were issued in 2008, and have the same terms as the notes issued in 2008.

(h)

Indenture relating to Cdn$300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, Videotron issued Cdn$300,000,000 aggregate principal amount of its 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2020. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2010. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(i)

Indenture relating to Cdn$300,000,000 of Videotron’s 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 15, 2011, Videotron issued Cdn$300,000,000 aggregate principal amount of its 6 7/8% Senior Notes due 2021, pursuant to an Indenture, dated as of July 5, 2011. These notes are unsecured and mature on July 5, 2021. Interest on these notes is payable semi-annually in arrears on June 5 and December 5 of each year, beginning on December 15, 2011. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(j)	Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, Videotron issued US$800,000,000 aggregate principal amount of its 5% Senior Notes due 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on July 15, 2022. Interest is payable semi-annually in arrears on January 15 and

June 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all of such notes to be due and payable immediately.

(k)	Credit Agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s $650.0 million senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures on July 19, 2016 and a $75.0 million secured export financing facility providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan may be used for payments and/or reimbursement of payments of export equipment and local services in relation to Videotron’s contracts for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under the revolving credit facility bear interest at the Canadian prime rate, US base rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin. Advances under the export financing facility bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin.

The revolving credit facility will be repayable in full on July 19, 2016. Drawdowns under the export financing facility are repayable by way of seventeen consecutive semi-annual payments starting on June 15, 2010.

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

Videotron’s senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron and the members of the Videotron Group, and the occurrence of a change of control.

(l)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.

Effective on February 3, 2012, Sun Media repaid all outstanding loans under this credit facility and this credit facility was terminated.

D -	Exchange Controls

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

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 —Information on the Company — Regulation”.

E -	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 3/4% Senior Notes due 2016 issued on January 17, 2006 (the “2006 notes”) and our 7 3/4% Senior Notes due 2016 issued on October 5, 2007 (the “2007 OID notes”) and our 7 3/8% Senior Notes issued on January 5, 2011 (the “2011 notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

•	dealers in stocks, securities or currencies;

•	persons using a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

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

Interest on the Notes

Interest on the 2006 and 2011 notes

Payments of stated interest on the 2006 and 2011 notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Our 2011 notes are denominated in Canadian dollars. Interest on these notes will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the Canadian dollar amount, regardless of whether the Canadian dollars are converted into U.S. dollars. Generally, a U.S. Holder that uses the cash method of tax accounting will determine such U.S. dollar value using the spot rate of exchange on the date of receipt. A cash method U.S. Holder generally will not realize foreign currency gain or loss on the receipt of the interest payment but may have foreign currency gain or loss attributable to the actual disposition of the Canadian dollars received.

Generally, a U.S. Holder of 2011 notes that uses the accrual method of tax accounting will determine the U.S. dollar value of accrued interest income using the average rate of exchange for the accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. Holder’s taxable year). Alternatively, an accrual basis U.S. Holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. Holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date payment is received differs from the rate applicable to an accrual of that interest. The amount of foreign currency gain or loss to be recognized by such U.S. Holder will be an amount equal to the difference between the U.S. dollar value of the Canadian dollar interest payment (determined on the basis of the spot rate on the date the interest income is received) in respect of the accrual period and the U.S. dollar value of the interest income that has accrued during the accrual period (as determined above). This foreign currency gain or loss will be ordinary income or loss and generally will not be treated as an adjustment to interest income or expense.

Foreign currency gain or loss generally will be U.S. source provided that the residence of a taxpayer is considered to be the United States for purposes of the rules regarding foreign currency gain or loss.

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

Market Discount

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

In the case of a 2011 note, market discount is accrued in Canadian dollars, and the amount includible in income by a U.S. Holder upon a sale of a 2011 note in respect of accrued market discount will be the U.S. dollar value of the amount accrued. Such U.S. dollar value is generally calculated at the spot rate of exchange on the date the 2011 note is sold. Any market discount on a 2011 note that is currently includible in income under the election noted above will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of such accrual period within the U.S. Holder’s taxable year. In such case, a U.S. Holder generally will recognize foreign currency gain or loss with respect to accrued market discount under the rules similar to those that apply to accrued interest on a note received by an accrual basis U.S. Holder, as described above.

Acquisition Premium

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

Bond Premium

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

For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a 2011 note. In the case of a 2011 note, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the 2011 note and the spot rate of exchange on the date on which the U.S. Holder acquired the 2011 note. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a 2011 note.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

•

the amount realized (less any portion allocable to the payment of accrued interest or, in the case of 2007 OID notes, OID not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s adjusted tax basis in the note.

Except with respect to gains or losses attributable to changes in exchange rates, as described below, any such gain or loss generally will be capital gain or loss (except as described under “— Market Discount, Acquisition Premium, and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount. A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost therefor, increased by any market discount previously included in income and, in the case of the 2007 OID notes, by any OID previously included in income, and reduced by any payments (other than payments constituting qualified stated interest) received on the notes, any amount treated as a return of pre-issuance accrued interest excluded from income, and the amount of amortized bond premium, if any, previously taken into account with respect to the note.

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a 2011 note that is attributable to changes in the rate of exchange between the U.S. dollar and foreign currency generally will be treated as U.S. source ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of such note only to the extent of total gain or loss recognized on the sale or retirement of such note. Prospective investors should consult their own tax advisors regarding certain foreign currency translation elections that may be available with respect to a sale, exchange, or redemption of the 2011 notes.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a 2011 note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time the note is disposed of or payment is received in consideration of such sale or retirement (as applicable). The amount of gain or loss recognized on a subsequent sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency. A U.S. Holder who acquires such note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the note on the date of acquisition. Such gain or loss generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments of principal and interest (including OID) on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

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

Certain Canadian Federal Income Tax Considerations for Residents of the United States

The following is a summary of the principal Canadian federal income tax considerations generally applicable to you if you invested, as initial purchaser or through a subsequent investment, in any of our Senior Notes and if you, at all relevant times, for purposes of the Income Tax Act (Canada), which we refer to as the “Tax Act”, are the beneficial owner of the Senior Notes, including entitlements to all payments thereunder, deal at arm’s length with, and are not affiliated with, Quebecor Media and hold the Senior Notes as capital property. Generally, the Senior Notes will be considered capital property to a holder provided that the holder does not use or hold and is not deemed to use or hold the Senior Notes in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade (a “Holder”).

The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980), as amended, (i) is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), (ii) deals at arm’s length with any transferee resident or deemed resident in Canada to whom the Holder disposes of Senior Notes, (iii) does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business or part of a business in Canada, and (iv) does not receive any payment of interest on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Quebecor Media does not deal at arm’s length (a “Non-Resident Holder”).

This summary is not applicable to: (a) a Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) a Holder that is an “authorized foreign bank”, as defined in the Tax Act; (c) a Holder that is a “registered non-resident insurer”, as defined in the Tax Act; (d) a Holder that is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (e) a Holder, an interest in which would be a “tax shelter investment”, as defined in the Tax Act; (f) a Holder which has made a “functional currency” election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (g) a Holder that is a “specified financial institution” as defined in the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisors with respect to the tax consequences of acquiring, holding and disposing of the Senior Notes.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or any administrative or assessing practice, whether by judicial, governmental, regulatory or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER, AND NO REPRESENTATION WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.

No Canadian withholding tax will apply to interest (including any amounts deemed to be interest), principal or premium paid or credited by Quebecor Media on the Senior Notes to a Non-Resident Holder, or to the proceeds received by a Non-Resident Holder on a disposition of a Senior Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

No other taxes on income or gains will be payable under the Tax Act by a Non-Resident Holder on interest (including any amounts deemed to be interest), principal or premium or on the proceeds received by such Non-Resident Holder on the disposition of a Senior Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

F-	Dividends and Paying Agents

Not applicable.

G-	Statement by Experts

Not applicable.

H-	Documents on Display

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

I-	Subsidiary Information

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

Foreign currency risk and interest rate risk

Most of our Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Our Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, our Company’s sensitivity to variations in foreign exchange rates is economically limited.

Some of our Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian prime rate. The Senior Notes issued by our Company and its subsidiaries bear interest at fixed rates. Our Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 84.7% fixed rate debt (75.2% as of December 31, 2010) and 15.3% floating rate debt (24.8% as of December 31, 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2011 is $6.4 million.

Commodity price risk

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2011, the total newsprint consumption of our newspaper operations was approximately 146,600 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 10.9% ($83.5 million) of our News Media segment’s cost of sales, selling and administrative expenses for the year ended December 31, 2011. Changes in the price of newsprint could significantly affect our income and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier is a 3-year agreement and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations

Credit risk management

Credit risk is the risk of financial loss to our Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, our Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of our Company’s consolidated trade receivables. Our Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $30.4 million as of December 31, 2011 ($39.1 million as of December 31, 2010). As of December 31, 2011, 7.9% of trade receivables were 90 days past their billing date (10.5% as of December 31, 2010).

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

Principal repayments

As of December 31, 2011, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2012	$80.3
2013	180.4
2014	498.1
2015	199.0
2016	1,230.3
2017 and thereafter	1,660.0

Total	$3,848.1

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A-	None.

B-	Not applicable.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-	Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

B-	Use of Proceeds

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2011.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2011 and December 31, 2010. The audited consolidated financial statements for each of the fiscal years in the two-year period ended December 31, 2011 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. In February 2012, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditor. The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2011 and 2010, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2011 and 2010.

	2011	2010
Audit Fees(1)	$2,978,183	$3,647,806
Audit related Fees(2)	229,296	205,322
Tax Fees(3)	50,782	115,006
All Other Fees(4)	72,408	64,675

Total	$3,330,669	$4,032,809

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

On January 1, 2011, accounting principles generally accepted in Canada, as used by publicly accountable enterprises, were replaced by, and fully converged to, IFRS. Accordingly, our audited consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS and in particular, they were prepared in accordance with International Financial Reporting Standard 1 First-Time Adoption of International Financial Reporting Standards.

Our consolidated balance sheets as at December 31, 2011 and 2010 and as at January 1, 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the two-year period ended December 31, 2011, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation of Quebecor Media (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

1.2	Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed on March 31, 2003).

1.3	By-laws of Quebecor Media (translation).

1.4	Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

1.5	Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

1.6	Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

1.7	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

1.8	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005).

1.9	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

1.10	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006).

1.11	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of January 12, 2007 (translation) (incorporated by reference to Exhibit 1.11 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.12	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.13	Certificate of Amendment of Articles of Incorporation of Quebecor Media, as of November 30, 2007 (translation) (incorporated by reference to Exhibit 1.13 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008).

1.14	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008).

1.15	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009).

2.1	Form of 7 3/4% Senior Note due 2016 of Quebecor Media originally issued on January 17, 2006 (incorporated by reference to Exhibit A to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

2.3	Form of 7 3/4% Senior Note due 2016 of Quebecor Media originally issued on October 5, 2007 (incorporated by reference to Exhibit A to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.6	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.7	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated January 8, 2004, Registration Statement No. 333-110697).

2.8	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Videotron Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated January 8, 2004, Registration Statement No. 333-110697).

2.9	Indenture relating to Videotron 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated January 8, 2004, Registration Statement No. 333-110697).

2.10	Supplemental Indenture, dated as of July 12, 2004, by and among Videotron Ltd., SuperClub Videotron Canada inc., Les Propriétés SuperClub inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 4.4 to Videotron’s Registration Statement on Form F-4, dated January 18, 2005, Registration Statement No. 333-121032).

2.11	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.12	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron, 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.13	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.7 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.14	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.8 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.15	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.9 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.16	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.10 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.17	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.11 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.18	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.19	Form of Notation of Guarantee by the subsidiary guarantors of Videotron’s 6 3/8% Senior Notes due 2015 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.20	Indenture relating to Videotron 6 3/8% Senior Notes, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.21	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.24	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.25	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.26	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.20 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.27	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.28	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.29	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes of Videotron due April 15, 2018 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.13 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.30	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.31	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.32	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.33	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.34	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.35	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.29 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.36	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.30 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.37	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.31 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.38	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.39	Form of Notation of Guarantee by the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.40	Indenture relating to Videotron 7 1/8% Senior Notes, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.41	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.42	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.43	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.37 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.44	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.38 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.45	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.39 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.46	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.47	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.48	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.49	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.43 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.50	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.51	Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.52	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.53	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written Resolution adopted by the Shareholders of Quebecor Media on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to the applicable exhibit to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 31, 2004).

3.4	Written resolution adopted by the Shareholders of Quebecor Media on May 11, 2010 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

3.5	Written resolution adopted by the Shareholders of Quebecor Media on May 25, 2011 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation).

4.1	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

4.2	First Amending Agreement, dated as of January 14, 2010, amending the Credit Agreement dated as of January 17, 2006 among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.3	Second Amending Agreement, dated as of January 25, 2012, amending the Credit Agreement dated as of January 17, 2006 among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent.

4.4	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.5	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.6	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

4.7	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

4.8	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009).

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
Name: Jean-François Pruneau Title: Chief Financial Officer

Dated: March 22, 2012

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholders of

Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries at December 31, 2011 and 2010, and January 1, 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada	/s/ Ernst & Young LLP(1)

March 22, 2012	Chartered Accountants

(1)	CA AUDITOR PERMIT NO. 9298

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

	Note	2011	2010

Revenues	2	$4,206.6	$4,000.1

Cost of sales, selling and administrative expenses	3	2,870.4	2,648.2
Amortization		509.3	396.7
Financial expenses	4	311.5	300.7
Gain on valuation and translation of financial instruments	5	(54.6)	(46.1)
Restructuring of operations, impairment of assets and other special items	6	30.2	37.1
Loss on debt refinancing	7	6.6	12.3

Income before income taxes		533.2	651.2
Income taxes	9	146.4	162.6

Net income		$386.8	$488.6

Net income attributable to:
Shareholders		$374.0	$470.3
Non-controlling interests		12.8	18.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

	Note	2011	2010

Net income		$386.8	$488.6

Other comprehensive loss:
Gain (loss) on translation of net investments in foreign operations		1.6	(2.9)
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(9.5)	43.0
Deferred income taxes		(2.0)	(2.7)
Defined benefit plans:
Actuarial loss and net change in asset limit and in minimum funding liability	27	(91.0)	(64.0)
Deferred income taxes		24.0	16.9
Reclassification to income:
Other comprehensive loss related to cash flows hedges	7	0.8	8.4
Deferred income taxes		(0.2)	(2.5)

		(76.3)	(3.8)

Comprehensive income		$310.5	$484.8

Comprehensive income attributable to:
Shareholders		$305.9	$469.0
Non-controlling interests		4.6	15.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock (note 20)	Contributed surplus	Deficit	Accumulated other comprehensive (loss) income (note 22)	Equity attributable to non- controlling- interests	Total equity

Balance as of December 31, 2009 as previously reported under Canadian GAAP	$1,752.4	$3,223.1	$(2,524.6)	$(20.1)	$—	$2,430.8
IFRS adjustments (note 29)	—	(44.5)	(83.8)	1.4	119.4	(7.5)

Balance as of January 1, 2010	1,752.4	3,178.6	(2,608.4)	(18.7)	119.4	2,423.3
Net income	—	—	470.3	—	18.3	488.6
Other comprehensive (loss) income	—	—	(44.6)	43.3	(2.5)	(3.8)
Acquisition of non-controlling interests	—	(2.0)	—	—	(1.0)	(3.0)
Dividends	—	—	(87.5)	—	(2.4)	(89.9)

Balance as of December 31, 2010	1,752.4	3,176.6	(2,270.2)	24.6	131.8	2,815.2
Net income	—	—	374.0	—	12.8	386.8
Other comprehensive loss	—	—	(58.8)	(9.3)	(8.2)	(76.3)
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Dividends	—	—	(100.0)	—	(1.2)	(101.2)

Balance as of December 31, 2011	$1,752.4	$3,176.6	$(2,055.0)	$15.3	$136.2	$3,025.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

	Note	2011	2010

Cash flows related to operating activities
Net income		$386.8	$488.6
Adjustments for:
Amortization of property, plant and equipment	12	388.4	322.9
Amortization of intangible assets	13	120.9	73.8
Gain on valuation and translation of financial instruments	5	(54.6)	(46.1)
Impairment of assets	6	1.5	11.9
Loss on debt refinancing	7	6.6	12.3
Amortization of financing costs and long-term debt discount	4	12.8	12.5
Deferred income taxes	9	164.1	106.1
Other		(2.1)	(7.9)

		1,024.4	974.1
Net change in non-cash balances related to operating activities		(142.2)	(139.3)

Cash flows provided by operating activities		882.2	834.8

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	8	(55.7)	(3.1)
Additions to property, plant and equipment	12	(780.7)	(689.0)
Additions to intangible assets	13	(91.6)	(95.2)
Proceeds from disposals of assets		12.0	53.0
Net change in temporary investments		—	30.0
Other		(1.7)	(4.3)

Cash flows used in investing activities		(917.7)	(708.6)

Cash flows related to financing activities
Net change in bank indebtedness		(0.9)	3.9
Net change under revolving facilities		1.7	2.0
Issuance of long-term debt, net of financing fees	18	685.8	292.7
Repayments of long-term debt	7	(487.1)	(358.8)
Settlement of hedging contracts	7	(160.2)	(32.4)
Dividends		(100.0)	(87.5)
Dividends paid to non-controlling interests		(1.2)	(2.4)
Other		1.0	—

Cash flows used in financing activities		(60.9)	(182.5)

Net change in cash and cash equivalents		(96.4)	(56.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		0.1	(1.0)
Cash and cash equivalents at beginning of year		242.7	300.0

Cash and cash equivalents at end of year		$146.4	$242.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

	2011	2010

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Cash	$29.9	$122.1
Cash equivalents	116.5	120.6

	$146.4	$242.7

Changes in non-cash balances related to operating activities (net of effect of business acquisitions and disposals):
Accounts receivable	$(13.8)	$(72.5)
Inventories	(38.1)	(69.6)
Accounts payable, accrued charges and provisions	(18.9)	(33.0)
Income taxes	(51.2)	15.9
Stock-based compensation	(14.8)	9.7
Deferred revenues	22.9	46.5
Defined benefit plans	(29.9)	(20.0)
Other	1.6	(16.3)

	$(142.2)	$(139.3)

Non-cash investing activities:
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$(26.7)	$(16.4)

Interest and taxes reflected as operating activities
Cash interest payments	$309.9	$285.0
Cash income tax payments (net of refunds)	30.7	37.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010 and January 1, 2010

(in millions of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010

Assets

Current assets
Cash and cash equivalents		$146.4	$242.7	$300.0
Temporary investments		—	—	30.0
Accounts receivable	10	602.6	587.3	518.6
Income taxes		29.0	6.4	1.3
Amounts receivable from parent corporation		17.4	8.4	8.2
Inventories	11	283.6	245.2	176.1
Prepaid expenses		30.5	37.1	28.7

		1,109.5	1,127.1	1,062.9

Non-current assets
Property, plant and equipment	12	3,156.0	2,747.9	2,410.7
Intangible assets	13	1,041.0	1,036.3	1,022.2
Goodwill	14	3,543.8	3,505.2	3,506.1
Derivative financial instruments	25	34.9	28.7	49.0
Deferred income taxes	9	20.6	19.6	38.1
Other assets	15	92.9	93.5	93.3

		7,889.2	7,431.2	7,119.4

Total assets		$8,998.7	$8,558.3	$8,182.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2011 and 2010 and January 1, 2010

(in millions of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010

Liabilities and Equity

Current liabilities
Bank indebtedness		$4.0	$4.9	$1.0
Accounts payable and accrued charges	16	764.9	723.9	736.1
Provisions	17	33.7	72.2	72.6
Deferred revenue		295.7	275.1	234.7
Income taxes		2.7	33.6	16.3
Current portion of long-term debt	18	80.3	30.1	67.8

		1,181.3	1,139.8	1,128.5

Non-current liabilities
Long-term debt	18	3,617.6	3,483.3	3,693.4
Derivative financial instruments	25	315.4	479.9	422.4
Other liabilities	19	324.2	251.2	197.8
Deferred income taxes	9	534.7	388.9	316.9

		4,791.9	4,603.3	4,630.5

Equity
Capital stock	20	1,752.4	1,752.4	1,752.4
Contributed surplus		3,176.6	3,176.6	3,178.6
Deficit		(2,055.0)	(2,270.2)	(2,608.4)
Accumulated other comprehensive income (loss)	22	15.3	24.6	(18.7)

Equity attributable to shareholders		2,889.3	2,683.4	2,303.9
Non-controlling interests		136.2	131.8	119.4

		3,025.5	2,815.2	2,423.3
Commitments and contingencies	17, 23
Guarantees	24
Subsequent events	30

Total liabilities and equity		$8,998.7	$8,558.3	$8,182.3

See accompanying notes to consolidated financial statements.

On March 14, 2012, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2011 and 2010.

On behalf of the Board of Directors,

/s/ Pierre Karl Péladeau	/s/ Jean La Couture
Pierre Karl Péladeau, President and Chief Executive Officer	Jean La Couture, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

	% voting	% equity

Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0%	100.0%
Quebecor Media Printing Inc.	100.0%	100.0%
TVA Group Inc.	99.9%	51.4%
Archambault Group Inc.	100.0%	100.0%
Sogides Group Inc.	100.0%	100.0%
CEC Publishing Inc.	100.0%	100.0%
Nurun Inc.	100.0%	100.0%

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers, directories and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

During the second quarter of 2011, certain specialized Internet sites were transferred from the News Media segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented financial information were reclassified to reflect this change.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income taxes. The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements. Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are measured at exchange amounts between the parties.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

INDUSTRY SEGMENTS

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2011

Revenues	$2,430.7	$1,018.4	$445.5	$312.9	$120.9	$(121.8)	$4,206.6
Net income before (i)	1,098.8	150.1	50.5	26.6	7.9	2.3	1,336.2
Amortization	421.4	56.0	17.8	8.7	4.2	1.2	509.3
Additions to property, plant and equipment	725.3	13.7	30.5	6.3	4.3	0.6	780.7
Additions to intangible assets	73.2	10.8	5.8	1.8	—	—	91.6
Total assets	6,513.3	1,616.2	506.5	182.9	118.7	61.1	8,998.7
Total liabilities	3,343.4	379.6	248.2	79.5	46.7	1,875.8	5,973.2

							2010

Revenues	$2,228.8	$1,015.0	$448.2	$302.5	$98.0	$(92.4)	$4,000.1
Net income before (i)	1,047.3	191.4	74.9	27.6	6.0	4.7	1,351.9
Amortization	305.0	61.4	15.5	9.8	3.9	1.1	396.7
Additions to property, plant and equipment	651.4	11.4	18.5	4.2	2.6	0.9	689.0
Additions to intangible assets	71.9	12.0	5.9	5.4	—	—	95.2
Total assets	6,064.9	1,687.8	492.9	173.9	89.3	49.5	8,558.3
Total liabilities	3,130.6	690.4	241.1	76.3	29.7	1,575.0	5,743.1

(i)

amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income taxes.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements reflect the first-time adoption of International Financial Reporting Standards (“IFRS”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. All disclosures and explanations related to the first-time adoption of IFRS are presented in note 29. This note provides information that is considered material to the understanding of the Corporation’s first IFRS consolidated financial statements. Note 29 also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as of January 1, 2010 and as of December 31, 2010.

The IFRS consolidated financial statements have been prepared based on the following accounting policies:

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and in particular, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)) and the liability related to stock-based compensation (note 1(t)), which have been measured at fair value, and are presented in Canadian (“CAD”) dollars, which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the year ended December 31, 2010 have been restated to conform to the presentation adopted under IFRS.

(b)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity controlled by the Corporation. Control is achieved where the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent’s ownership interest in them. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(c)	Business acquisitions

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred.

Non-controlling interests in an entity acquired are presented in the consolidated balance sheet within equity, separately from the equity attributable to shareholders and are initially measured at fair value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Foreign currency translation

Financial statements of foreign operations are translated using the rate in effect at the balance sheet date for assets and liabilities, and using the average exchange rates during the period for revenues and expenses. Adjustments arising from foreign currency translation since January 1, 2010 are recorded in other comprehensive income.

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

(e)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of mobile devices, revenues from equipment sales are recognized in income when the mobile device is delivered and activated. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction of related equipment sales on delivery while promotional offers related to the sale of mobile devices are accounted for as a reduction of related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition (continued)

News Media

Revenues derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

Broadcasting

Revenues derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Circulation revenues derived from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the broadcasting period or over the viewing period in theatres based on a percentage of revenues generated, when exploitation, exhibition or sale can commence and the licence period of the arrangement has begun.

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

(f)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Barter transactions

In the normal course of operations, the News Media and the Broadcasting segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

For the year ended December 31, 2011, the Corporation recorded $15.5 million of barter advertising revenues ($15.7 million in 2010).

(h)	Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

(i)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the Corporation’s current leases are classified as operating leases.

Operating lease rentals are recognized in the consolidated statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents • Temporary investments • Bank indebtedness	• Accounts receivable • Amounts receivable from parent corporation • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Provisions • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market and where fair value is insufficiently reliable, and changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization. Liabilities recognized as a result of contingent consideration arising from a business acquisition and included in other liabilities, are initially recorded at their acquisition-date fair value and re-measured at fair value in subsequent periods. These changes in fair value are recorded in income as other special items.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on (i) anticipated equipment or inventory purchases in a foreign currency, and (ii) principal payments on long-term debt in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAD dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

•

The Corporation uses interest rate swaps to manage fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

Under hedge accounting, the Corporation applies the following accounting policies:

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

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

(k)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

(l)	Tax credits and government assistance

The Corporation has access to several government programs designed to support production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, the Corporation receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(m)	Cash, cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments. These temporary investments, classified as held for trading, are recorded at fair value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual trade receivables are written off when management deems them not collectible.

(o)	Inventories

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

In particular, Broadcasting segment inventories, which are primarily comprised of programs and broadcast and distribution rights, are accounted for as follows:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Inventories (continued)

Estimates of future revenues used to determine net realizable values of inventories related to the distribution or broadcasting of television products and movies, are examined periodically by Broadcasting segment management and revised as necessary. The carrying value of programs produced and productions in progress, broadcast rights and distribution rights is reduced to net realizable value, as necessary, based on this assessment.

(p)	Long-term investments

Investments in companies subject to significant influence are accounted for using the equity method. Under the equity method, the share of the results of operations of the associated corporation is recorded in the statement of income. Investments in joint ventures are accounted for using the proportionate consolidation method. Carrying values of investments are reduced to estimated fair values if there is other than a temporary decline in the value of the investment.

(q)	Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of self-constructed property, plant and equipment when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Telecommunication networks	3 to 20 years

Amortization methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for these assets. A decommissioning obligation is however recorded for the rental of sites related to the advanced mobile network.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Goodwill and intangible assets

Goodwill

For all business acquisitions entered into since January 1, 2010, goodwill initially arising from a business acquisition is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed. When the Corporation acquires less than 100% of the equity interests in the business acquired at the acquisition date, goodwill attributable to the non-controlling interests is also recognized at fair value.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to non-controlling interests was recognized.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1(f)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

Intangible assets

Broadcasting licences and mastheads have indefinite useful lives. In particular, given the low cost of renewal of broadcasting licences, management believes it is economically compelling to renew the licences and to comply with all rules and conditions attached to those licences.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, construction or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Advanced mobile services (“AWS”) spectrum licences [1]	10 years
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

[1]	The useful life represents the initial term of the licences issued by Industry Canada.

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(s)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 21.

(u)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and it has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income include the following:

•	cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	interest cost of pension plan obligations;

•	expected return on pension fund assets;

•	recognition of prior service costs on a straight-line basis over the vesting period.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses are recognized immediately through other comprehensive income or loss and within the deficit. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and within the deficit.

The Corporation also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Use of estimates and judgment

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates. The following significant areas require management to use assumptions and to make estimates:

Accounting subject	Significant areas of use of estimates and judgment

Impairment of assets	• fair value less costs to sell • value in use of an asset or CGU using a discounting cash flow method

Business acquisition

•        fair value of consideration given in exchange for control of the business acquired when the consideration is comprised of future contingent payments

•        fair value of acquired assets and assumed liabilities at the time of the business acquisition

Derivative financial instruments, including embedded derivatives not closely related to the host contract

•        fair value of derivative financial instruments using valuation models based on a number of assumptions such as contractual future cash flows, swap rates, foreign exchange rates, and credit default premium

•        fair value of embedded derivatives related to early settlement option on debt determined with option pricing models using market inputs, including volatility and discount factors

•        assessment of hedge relationship effectiveness

Pension and postretirement benefit plans

•        costs and obligations related to pension and postretirement benefit obligations, which are based on a number of assumptions, such as the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, health care costs, and other actuarial factors

Allowance for doubtful accounts and sale returns	• estimation of potential losses arising from customers’ inability to make required payments on a portion of trade receivables

Inventories

•        identification of inventory becoming obsolete and not being able to be sold to customers

•        estimates of future revenues used to determine net realizable values of inventories

•        estimates of broadcasting period or number of showings

Provisions

•        estimates of expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment

•        assessment of the probable outcomes of legal proceedings or other contingency

Asset amortization	• residual value and useful life of assets subject to amortization

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Use of estimates and judgment (continued)

Accounting subject	Significant areas of use of estimates and judgment

Deferred income taxes

•        projections of future taxable income to assess the recoverability of deferred tax assets

•        probability that a tax benefit will be realized or that an income tax liability is no longer probable in order to assess uncertain tax positions considering tax interpretation, legislation, risk or other relevant factor

Government assistance	• establishing reasonable assurance that government subsidies will be realized

Stock-based compensation

•        fair value of the Corporation’s stock-based compensation liability determined using an option-pricing model based on a number of assumptions, including risk-free interest rate, dividend yield, expected volatility and remaining life of the options

Revenue recognition	• provisions for estimated returns • estimates of the average period that subscribers are expected to remain connected to the telecommunications network

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New and amended standards	Expected changes to existing standards

IFRS 9 – Financial Instruments (Effective from periods beginning January 1, 2015 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 – Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent corporation.

IFRS 11 – Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 – Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 – Post-employment Benefits (including Pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 allows amounts recognized in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2011	2010

Services rendered	$3,555.3	$3,322.9
Product sales	651.3	677.2

	$4,206.6	$4,000.1

3.	COST OF SALES, SELLING AND ADMINISTRATIVE EXPENSES

The main components are as follows:

	2011	2010

Employee costs	$1,131.5	$1,052.2
Royalties, rights and creation costs	617.1	585.3
Cost of retail products	337.8	262.3
Marketing, circulation and distribution expenses	194.4	223.1
Service and printing contracts	202.7	159.4
Paper, ink and printing supplies	112.9	102.6
Other	394.1	380.2

	2,990.5	2,765.1
Employee costs capitalized to property, plant and equipment and intangible assets	(120.1)	(116.9)

	$2,870.4	$2,648.2

4.	FINANCIAL EXPENSES

	2011	2010

Interest on long-term debt	$303.2	$284.8
Amortization of financing costs and long-term debt discount	12.8	12.5
Loss on foreign currency translation on current monetary items	1.6	3.2
Other	(6.1)	0.2

	$311.5	$300.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

5.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2011	2010

Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(55.2)	$(41.3)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	(6.9)
Loss on the ineffective portion of fair value hedges	0.6	2.1

	$(54.6)	$(46.1)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	2011	2010

Restructuring of operations	$27.4	$34.7
Impairment of assets	1.5	11.9
Other special items	1.3	(9.5)

	$30.2	$37.1

(a)	Telecommunications

During the third quarter of 2010, Videotron Ltd. (“Videotron”) launched its new advanced mobile network. Since then, Videotron has been incurring costs for the migration of its existing Mobile Virtual Network Operator subscribers to its new mobile network. A charge of $14.8 million was recorded in 2011 ($13.9 million in 2010).

In 2011, the Telecommunications segment recorded other restructuring charges of $0.6 million ($0.6 million in 2010). A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

(b)	News Media

In recent years, the Corporation has implemented various restructuring initiatives to reduce the News Media segment’s operating costs. As a result of these initiatives, the News Media segment recorded restructuring costs of $11.0 million in 2011 ($17.9 million in 2010), mainly related to the elimination of positions at several publications.

As part of the restructuring initiatives, certain assets were sold in the second quarter of 2010, resulting in a net gain of $4.9 million in 2010. An impairment charge of $0.8 million related to certain assets was also recorded in 2011 ($3.5 million in 2010).

(c)	Broadcasting

In 2010, the Broadcasting segment decided to terminate the operations of its general-interest television station, Sun TV. As a result of this decision, the Broadcasting segment recorded an impairment charge of $0.7 million on certain equipment and broadcasting rights in 2011 ($8.2 million in 2010).

Restructuring charges of $0.8 million primarily related to the elimination of positions ($1.4 million in 2010) and charges related to other special items of $0.2 million were also recorded in 2011. Finally, a gain on disposal of assets of $0.5 million was recorded in 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

(d)	Other segments

In 2011, other segments recorded restructuring costs of $0.2 million ($0.9 million in 2010) and a charge for other special items of $1.1 million (a gain of $0.8 million in 2010).

7.	LOSS ON DEBT REFINANCING

2011

On February 15, 2011, Sun Media Corporation redeemed all of its 7.625% Senior Notes in an aggregate principal amount of US$205.0 million and settled its related hedging contracts, representing a total cash consideration of $308.2 million. This transaction resulted in a total loss of $9.3 million (before income taxes).

On July 18, 2011, Videotron redeemed US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

2010

On January 14, 2010, the Corporation prepaid drawings under its term loan “B” credit facility in an aggregate amount of US$170.0 million and settled a corresponding portion of its hedging contracts, representing a total cash consideration of $206.7 million. This transaction resulted in a total loss of $10.4 million (before income taxes) including a loss of $6.5 million previously reported in other comprehensive loss.

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”), which is now part of Sun Media Corporation since January 1, 2011, paid the balance on its term credit facility and settled the related hedging contracts, representing a total cash consideration of $116.3 million, resulting in a reclassification to income of a $1.9 million loss (before income taxes), previously reported in accumulated other comprehensive loss. On June 30, 2010, Osprey Media’s credit facilities were terminated.

8.	BUSINESS ACQUISITIONS

2011

•

In February 2011, the News Media segment acquired 15 community publications in the Province of Québec. The assets acquired were mainly comprised of goodwill of $28.7 million and intangible assets of $15.7 million.

•

In August 2011, the Interactive Technologies and Communications segment acquired a digital agency in the United States for a cash consideration and contingent amounts subject to the achievement of specific targets in the next three years. The assets acquired were mainly comprised of goodwill of $7.8 million and intangible assets of $11.3 million.

•	Other businesses, principally in the Leisure and Entertainment segment, were also acquired by the Corporation during the year ended December 31, 2011.

2010

•	In 2010, the Corporation increased its interest in the News Media segment’s distribution network.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

8.	BUSINESS ACQUISITIONS (continued)

The fair value of identifiable assets and liabilities related to business acquisitions in 2011 are summarized as follows:

2011

Assets acquired
Non-cash current assets	$2.0
Property, plant and equipment	0.9
Intangible assets	31.4
Goodwill	37.1

71.4
Liabilities assumed
Non-cash current liabilities	(1.3)
Deferred income taxes	(3.1)

(4.4)

Net assets acquired at fair value	$67.0

Consideration
Cash	55.7
Contingent liability	11.3

$67.0

The pro forma revenues and net income in 2011 would not be significantly different than actual figures if all business acquisitions had occurred at the beginning of the year.

The amount of goodwill that is deductible for tax purposes is $29.2 million in 2011 (nil in 2010).

9.	INCOME TAXES

Income tax expenses are as follows:

	2011	2010

Current	$(17.7)	$56.5
Deferred	164.1	106.1

	$146.4	$162.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INCOME TAXES (continued)

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 28.4% in 2011 (29.9 % in 2010), and income taxes in the consolidated statements of income:

	2011	2010

Income taxes at domestic statutory tax rate	$151.4	$194.7
(Reduction) increase resulting from:
Effect of provincial tax rate differences	(0.4)	(1.0)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(9.1)	(7.5)
Change in benefit arising from current and prior year tax losses	(0.8)	(10.1)
Tax consolidation transactions with the parent corporation	—	(2.7)
Other	5.3	(10.8)

Income taxes	$146.4	$162.6

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets			Consolidated income statements
	December 31, 2011	December 31, 2010	January 1, 2010	2011	2010

Loss carryforwards	$56.9	$23.6	$22.3	$(33.3)	$2.9
Accounts payable, accrued charges, provisions and deferred revenue	11.5	19.2	21.1	7.7	3.0
Defined benefit plans	58.4	46.9	35.3	12.5	0.3
Property, plant and equipment	(400.6)	(348.8)	(296.9)	51.9	54.5
Goodwill, intangible assets and other assets	(106.3)	(96.9)	(77.1)	6.3	18.9
Long-term debt and derivative financial instruments	(33.9)	(13.9)	6.9	17.8	15.6
Benefits from a general partnership	(108.6)	—	—	108.6	—
Other	8.5	0.6	9.6	(7.4)	10.9

	$(514.1)	$(369.3)	$(278.8)	$164.1	$106.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	2011	2010

Balance as of beginning of the year	$(369.3)	$(278.8)
Recognized in statement of income	(164.1)	(106.1)
Recognized in other comprehensive income	21.8	11.7
Business acquisitions	(3.1)	—
Acquisition of tax deductions	—	6.0
Other	0.6	(2.1)

Balance as of the end of the year	$(514.1)	$(369.3)

Deferred income tax asset	$20.6	$19.6
Deferred income tax liability	(534.7)	(388.9)

	$(514.1)	$(369.3)

In 2011, the Corporation recognized in the statement of income a tax benefit of $0.5 million ($3.5 million in 201 0) that had not been recognized at the date of a prior business acquisition.

As of December 31, 2011, the Corporation had loss carryforwards for income tax purposes of $173.7 million available to reduce future taxable income, including $158.9 million that will expire between 2012 and 2031 and $14.8 million that can be carried forward indefinitely. Of these losses, an amount of $6.9 million has not been recognized. The Corporation also had capital losses of $944.5 million that can be carried forward indefinitely and applied only against future capital gains, of which $915.0 million were not recognized.

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in either 2011 or 2010 by the Corporation to its shareholders.

10.	ACCOUNTS RECEIVABLE

	Note		December 31, 2011	December 31, 2010	January 1, 2010

Trade	25	(c)	$519.6	$528.9	$462.6
Other			83.0	58.4	56.0

			$602.6	$587.3	$518.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INVENTORIES

	December 31, 2011	December 31, 2010	January 1, 2010

Raw materials and supplies	$36.1	$32.6	$27.3
Work in progress	23.3	19.2	14.3
Finished goods	162.1	136.7	83.4
Programs, broadcast and distribution rights	62.1	56.7	51.1

	$283.6	$245.2	$176.1

Cost of inventories included in cost of sales amounted to $901.2 million in 2011 ($805.7 million in 2010). Write-downs of inventories totalling $17.6 million were recognized in cost of sales in 2011 ($3.3 million in 2010).

12.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total

Cost:

Balance as of January 1, 2010	$443.6	$820.1	$2,836.7	$164.9	$4,265.3
Additions	15.9	97.7	323.7	251.7	689.0
Net change in additions financed with accounts payable	(0.5)	(1.3)	(1.0)	22.3	19.5
Reclassification	29.8	50.1	233.5	(313.4)	—
Retirement, disposals and other	(68.2)	(21.1)	(9.5)	—	(98.8)

Balance as of December 31, 2010	420.6	945.5	3,383.4	125.5	4,875.0
Additions	25.4	197.4	324.3	233.6	780.7
Net change in additions financed with accounts payable	—	(1.8)	22.6	4.0	24.8
Reclassification	2.0	33.4	254.8	(290.2)	—
Retirement, disposals and other	(10.0)	(76.8)	(21.4)	0.1	(108.1)

Balance as of December 31, 2011	$438.0	$1,097.7	$3,963.7	$73.0	$5,572.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total

Accumulated amortization and impairment losses:

Balance as of January 1, 2010	$157.3	$333.3	$1,364.0	$—	$1,854.6
Amortization	17.6	96.2	209.1	—	322.9
Retirement, disposals and other	(29.4)	(11.7)	(9.3)	—	(50.4)

Balance as of December 31, 2010	145.5	417.8	1,563.8	—	2,127.1
Amortization	15.8	112.3	260.3	—	388.4
Retirement, disposals and other	(4.9)	(73.6)	(20.6)	—	(99.1)

Balance as of December 31, 2011	$156.4	$456.5	$1,803.5	$—	$2,416.4

Net carrying amount:

As of January 1, 2010	$286.3	$486.8	$1,472.7	$164.9	$2,410.7
As of December 31, 2010	275.1	527.7	1,819.6	125.5	2,747.9
As of December 31, 2011	$281.6	$641.2	$2,160.2	$73.0	$3,156.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licences	Software	Customer relationships and other	Broadcasting licences	Mastheads	Projects under development	Total

Cost:

Balance as of January 1, 2010	$458.5	$268.1	$190.2	$134.1	$105.6	$141.0	$1,297.5
Additions	—	64.8	4.6	—	—	25.8	95.2
Net change in additions financed with accounts payable	—	(2.4)	—	—	—	(0.7)	(3.1)
Reclassification	—	42.6	3.2	—	—	(45.8)	—
Retirement or disposals	—	(4.2)	(11.0)	—	—	—	(15.2)

Balance as of December 31, 2010	458.5	368.9	187.0	134.1	105.6	120.3	1,374.4
Additions	—	63.1	3.3	0.1	—	25.1	91.6
Net change in additions financed with accounts payable	—	1.7	—	—	—	0.2	1.9
Reclassification	—	16.2	—	—	—	(16.2)	—
Business acquisitions	—	0.5	25.7	—	5.2	—	31.4
Retirement, disposals and other	—	(0.1)	3.7	(30.8)	—	—	(27.2)

Balance as of December 31, 2011	$458.5	$450.3	$219.7	$103.4	$110.8	$129.4	$1,472.1

The cost of internally generated intangible assets, mainly composed of software, was $297.8 million as of December 31, 2011 ($240.3 million as of December 31, 2010 and $184.7 million as of January 1, 2010). For the year ended December 31, 2011, the Corporation recorded additions of internally generated intangible assets of $58.3 million ($60.2 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS (continued)

	AWS spectrum licences	Software	Customer relationships and other	Broadcasting licences	Mastheads	Projects under development	Total

Accumulated amortization and impairment losses:

Balance as of January 1, 2010	$—	$130.8	$64.7	$31.6	$48.2	$—	$275.3
Amortization	14.4	37.5	21.9	—	—	—	73.8
Retirement, disposals and other	—	(3.2)	(7.8)	—	—	—	(11.0)

Balance as of December 31, 2010	14.4	165.1	78.8	31.6	48.2	—	338.1
Amortization	52.4	47.6	20.9	—	—	—	120.9
Retirement, disposals and other	—	0.4	2.5	(30.8)	—	—	(27.9)

Balance as of December 31, 2011	$66.8	$213.1	$102.2	$0.8	$48.2	$—	$431.1

Net carrying amount:

As of January 1, 2010	$458.5	$137.3	$125.5	$102.5	$57.4	$141.0	$1,022.2
As of December 31, 2010	444.1	203.8	108.2	102.5	57.4	120.3	1,036.3
As of December 31, 2011	$391.7	$237.2	$117.5	$102.6	$62.6	$129.4	$1,041.0

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $115.2 million as of December 31, 2011 ($85.8 million as of December 31, 2010 and $63.3 million as of January 1, 2010). For the year ended December 31, 2011, the Corporation recorded $29.3 million of amortization ($22.9 million in 2010).

The net carrying value of internally generated intangible assets was $182.6 million as of December 31, 2011 ($154.5 million as of December 31, 2010 and $121.4 million as of January 1, 2010).

Broadcasting licences are allocated to the group of CGUs Broadcasting and mastheads are allocated to the group of CGUs News Media.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

14.	GOODWILL

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of goodwill are as follows:

Cost:

Balance as of January 1, 2010	$6,956.2
Business acquisitions	0.1
Other	(1.0)

Balance as of December 31, 2010	6,955.3
Business acquisitions	37.1
Other	1.5

Balance as of December 31, 2011	$6,993.9

Accumulated amortization and impairment losses:

Balance as of January 1, 2010, December 31, 2010 and 2011	$3,450.1

Net carrying amount:

As of January 1, 2010	$3,506.1
As of December 31, 2010	3,505.2
As of December 31, 2011	3,543.8

The net carrying amount of goodwill as of December 31, 2011 and 2010 and as of January 1, 2010 is allocated to the following significant groups of CGUs:

		December 31, 2011	December 31, 2010	January 1, 2010
Industry segment	Group of CGUs

Telecommunications	Telecommunications	$2,589.7	$2,589.7	$2,589.7
News Media	New Media	827.1	798.0	797.9
Broadcasting	Broadcasting	3.1	3.1	3.1
	Publishing	51.8	51.8	51.8
Leisure and Entertainment	Book publishing and distribution	16.3	16.3	16.3
	Music	20.9	20.9	20.9
Interactive Technologies and Communications	Interactive Technologies and Communications	34.9	25.4	26.4

Total		$3,543.8	$3,505.2	$3,506.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

14.	GOODWILL (continued)

Recoverable amounts

The recoverable amounts were determined based on value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed as of April 1, 2011 and January 1, 2010:

	April 1, 2011		January 1, 2010
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications	10.19%	3.00%	10.19%	3.00%
News Media	11.24	1.00	11.02	1.00
Broadcasting:
Broadcasting[1]	11.43	1.00	11.43	1.00
Publishing	15.89	1.00	14.93	1.00
Leisure and Entertainment
Book publishing and distribution[1]	14.14	1.00	14.14	1.00
Music	15.00	1.00	13.12	1.00
Interactive Technologies and Communications	15.17	4.00	14.82	4.00

[1]

As allowed by IAS 36, Impairment of assets, recoverable amounts calculated as of January 1, 2010 were used in the 2011 impairment test performed for these groups of CGUs. Accordingly, pre-tax discount rates and perpetual growth rates are the same as of April 1, 2011 and as of January 1, 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

14.	GOODWILL (continued)

Sensitivity of recoverable amounts

The following table presents, for each principal group of CGUs, the change in the discount rate and in the perpetual growth rate used for the tests performed that would have been required in order for the recoverable amount to equal the carrying value of the CGU as of April 1, 2011:

Group of CGUs	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate

Telecommunications	3.10%	3.40%
News Media	6.00	8.20
Broadcasting:
Broadcasting	2.10	2.70
Publishing	7.80	12.00
Leisure and Entertainment:
Book publishing and distribution	6.70	11.10
Music	1.30	1.80
Interactive Technologies and Communications	6.60	9.30

15.	OTHER ASSETS

	December 31, 2011	December 31, 2010	January 1, 2010

Programs, broadcast and distribution rights	$35.5	$34.0	$39.0
Deferred connection costs	38.7	35.3	28.6
Other	18.7	24.2	25.7

	$92.9	$93.5	$93.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

16.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	December 31, 2011	December 31, 2010	January 1, 2010

Trade and accruals	$557.0	$516.3	$545.3
Salaries and employees benefits	166.5	148.2	138.7
Interest payable	23.6	32.2	33.3
Stock-based compensation	17.8	27.2	18.8

	$764.9	$723.9	$736.1

17.	PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies and legal disputes	Contractual obligations and other	Total

Balance as of December 31, 2010	$37.0	$16.6	$21.7	$75.3
Net change in income	27.4	(1.8)	2.6	28.2
Payments	(42.6)	(9.0)	(14.5)	(66.1)
Other	0.9	—	—	0.9

Balance as of December 31, 2011	$22.7	$5.8	$9.8	$38.3

Current portion	$21.0	$5.8	$6.9	$33.7
Non-current portion	1.7	—	2.9	4.6

The recognition of provisions, in terms of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events, which can be subject to change over time. Provisions are primarily comprised of the following:

Restructuring of operations

Provisions for restructuring activities cover primarily severances related to initiatives of elimination of positions in the News Media segment.

Contingencies and legal disputes

There exists a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

18.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2011	December 31, 2011	December 31, 2010	January 1, 2010

Quebecor Media
Bank credit facilities (i) (note 7)	2.40%	$162.6	$179.9	$422.4
Other credit facility (ii)	1.80%	42.5	53.1	63.8
Senior Notes (iii)	(iii )	1,544.6	1,202.1	1,249.3

		1,749.7	1,435.1	1,735.5
Videotron (iv)
Bank credit facility (v)	2.81%	69.6	—	—
Senior Notes (iii) (note 7)	(iii )	1,898.4	1,826.8	1,613.8

		1,968.0	1,826.8	1,613.8
Sun Media Corporation (iv)
Bank credit facilities (note 30)	2.75%	37.4	37.8	38.3
Other credit facilities (note 7)		—	—	114.2
Senior Notes (note 7)		—	205.3	213.8

		37.4	243.1	366.3
TVA Group (iv)
Bank credit facilities (vi)	5.31%	93.0	91.3	89.9

Total long-term debt		3,848.1	3,596.3	3,805.5

Change in fair value related to hedged interest rate risk		15.5	26.8	16.8
Adjustments related to embedded derivatives		(120.0)	(67.5)	(17.1)
Financing fees, net of amortization		(45.7)	(42.2)	(44.0)

		(150.2)	(82.9)	(44.3)

		3,697.9	3,513.4	3,761.2
Less current portion		80.3	30.1	67.8

		$3,617.6	$3,483.3	$3,693.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

18.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of (i) a $125.0 million term loan “A” credit facility reimbursed in total on January 17, 2011 (the balance was $15.5 million as of December 31, 2010), (ii) a US$350.0 million term loan “B” credit facility, bearing interest at U.S. prime rate, plus a premium of 1.0%, or at the London Interbanking Offered Rate (“LIBOR”), plus a premium of 2.0%, and maturing in January 2013, and (iii) a $100.0 million revolving credit facility, bearing interest at Bankers’ acceptance rate, U.S. LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio, and maturing in January 2013. These credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2011, the credit facilities of the Corporation were secured by assets with a carrying value of $3,845.1 million ($3,792.5 million in 2010). As of December 31, 2011 and 2010, no amount was drawn on the revolving credit facility. The balance of the term “B” credit facilities was $162.6 million as of December 31, 2011 ($164.4 million in 2010). The bank credit facilities were amended on January 25, 2012 (note 30).

(ii)	The long-term credit facility with Société Générale (Canada) for the CAD dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in 2015. The facility is secured by all the property and assets of the Corporation, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	The Senior Notes contain certain restrictions on the issuers (Quebecor Media and Videotron), including limitations on their ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the issuer, in whole or in part, at a decreasing premium during the last five years of the term of the notes or at a price based on a make-whole formula prior to that period. The notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarized terms of the outstanding Senior Notes as of December 31, 2011:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
US$ 700.0	7.750%	8.810%	March 15, 2016	June and December 15
US$ 525.0	7.750%	7.750%	March 15, 2016	June and December 15
$ 325.0(1)	7.375%	7.375%	January 15, 2021	June and December 15

Videotron
US$ 395.0	6.875%	6.871%	January 15, 2014	January and July 15
US$ 175.0	6.375%	6.440%	December 15, 2015	June and December 15
US$ 715.0	9.125%	9.370%	April 15, 2018	June and December 15
$ 300.0(2)	7.125%	7.125%	January 15, 2020	June and December 15
$ 300.0(3)	6.875%	6.875%	July 15, 2021	June and December 15

(1)	The notes were issued in January 2011 for net proceeds of $319.9 million, net of financing fees of $5.1 million.
(2)	The notes were issued in January 2010 for net proceeds of $293.9 million, net of financing fees of $6.1 million.
(3)	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

18.	LONG-TERM DEBT (continued)

(iv)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(v)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and Canadian LIBOR plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and its wholly-owned subsidiaries. As of December 31, 2011, the bank credit facilities were secured by assets with a carrying value of $5,990.0 million ($5,505.5 million in 2010, as restated). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2011 and 2010, no amount was drawn on revolving credit facility. As of December 31, 2011, $69.6 million (none in 2010) was outstanding on the secured export financing facility.

(vi)	The bank credit facilities of TVA Group Inc. (“TVA Group”) are comprised of an unsecured revolving credit facility in the amount of $100.0 million, maturing in December 2012, and an unsecured term credit facility in the amount of $75.0 million, maturing in December 2014. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, U.S. LIBOR, Canadian prime rate or U.S. prime rate plus a premium determined by a leverage ratio, while the term loan bears interest at a rate of 5.54%, payable every six months on June 15 and December 15. The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2011, $18.0 million ($16.3 million in 2010) was drawn on the revolving credit facility and $75.0 million ($75.0 million in 2010) was outstanding on the term credit facility. The bank credit facilities were amended on February 24, 2012 (note 30).

On December 31, 2011, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2012	$80.3
2013	180.4
2014	498.1
2015	199.0
2016	1,230.3
2017 and thereafter	1,660.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

19.	OTHER LIABILITIES

	Note	December 31, 2011	December 31, 2010	January 1, 2010

Defined benefit plans	27	$237.3	$177.4	$132.7
Deferred revenue		51.4	49.1	43.4
Stock-based compensation[1]	21	8.3	13.7	12.4
Other		27.2	11.0	9.3

		$324.2	$251.2	$197.8

[1]	The current portion of stock-based compensation is included in accounts payable and accrued charges (note 16).

20.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

20.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2011 and 2010 and January 1, 2010	123,602,807	$1,752.4

(c)	Cumulative First Preferred Shares

All Cumulative First Preferred Shares are owned by subsidiaries of the Corporation and are eliminated on consolidation. The following Cumulative First Preferred Shares are issued and outstanding:

	Preferred Shares
	Number	Amount

Preferred G Shares
Balance as of January 1, 2010	1,260,000	$1,260.0
Issuance	1,300,000	1,300.0
Redemption	(930,000)	(930.0)

Balance as of December 31, 2011 and 2010	1,630,000	$1,630.0

21.	STOCK-BASED COMPENSATION PLANS

(a)	Quebecor plans

(i)	Stock option plan

Under a stock option plan established by the parent corporation, 6,500,000 of Class B shares of the parent corporation have been set aside for directors, officers, senior employees, and other key employees of the parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the parent corporation’s Class B shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(i)	Stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2011 and 2010:

	2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	502,381	$23.38	463,160	$22.42
Granted	48,148	35.09	39,221	34.72
Exercised	(193,572)	19.63	—	—

Balance at end of year	356,957	$26.99	502,381	$23.38

Vested options at end of year	185,876	$27.65	211,988	$23.69

During the year ended December 31, 2011, 193,572 stock options of the Quebecor plan were exercised for a cash consideration of $2.7 million (none in 2010).

The following table gives summary information on outstanding options as of December 31, 2011:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$19.63 to 27.11	269,588	6.94	$24.42	172,803	$27.11
34.72 to 35.09	87,369	8.84	34.92	13,073	34.72

$19.63 to 35.09	356,957	7.41	$26.99	185,876	$27.65

(ii)	Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period, based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of December 31, 2011, 288,649 units awarded to participants in Quebecor Media were outstanding at an average exercise price of $31.33 (168,612 units at an average exercise price of $26.92 in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of the Corporation have been set aside for officers, senior employees, directors, and other key employees of the Corporation and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 400,000 options is also subject to market-related performance criteria as the achievement of specific targets in regards to the fair value of the Corporation’s shares in the future.

The following table gives summary information on outstanding options granted as of December 31, 2011 and 2010:

	2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	3,515,668	$42.69	3,326,069	$40.96
Granted	114,000	50.18	1,096,500	46.50
Exercised	(695,423)	38.74	(503,830)	38.17
Cancelled	(165,533)	45.15	(403,071)	44.38

Balance at end of year	2,768,712	$43.85	3,515,668	$42.69

Vested options at end of year	789,921	$44.54	793,098	$41.80

During the year ended December 31, 2011, 695,423 stock options of the Corporation were exercised for a cash consideration of $7.9 million (503,830 stock options for $5.6 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives summary information on outstanding options as of December 31, 2011:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$27.86 to 37.91	545,219	7.42	$36.06	37,751	$33.43
41.05 to 50.51	2,223,493	6.84	45.76	752,170	45.09

$27.86 to 50.51	2,768,712	6.96	$43.85	789,921	$44.54

(c)	TVA Group stock option plan

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

The following table gives details on changes to outstanding options for the years ended December 31, 2011 and 2010:

	2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	833,610	$16.35	975,155	$16.16
Cancelled	—	—	(141,545)	15.04

Balance at end of year	833,610	$16.35	833,610	$16.35

Vested options at end of year	720,266	$16.59	560,952	$17.05

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan (continued)

The following table gives summary information on outstanding options as of December 31, 2011:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$14.50 to 16.40	639,479	5.40	$14.97	526,135	$15.00
20.50 to 21.38	194,131	2.86	20.90	194,131	20.90

$14.50 to 21.38	833,610	4.81	$16.35	720,266	$16.59

(d)	Assumptions to estimate the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2011 and 2010 and January 1, 2010:

December 31, 2011	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.20%	1.16%	1.05%
Dividend yield	0.57%	1.66%	—%
Expected volatility	34.21%	29.44%	36.26%
Expected remaining life	3.4 years	2.8 years	1.9 years

December 31, 2010	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	2.38%	2.11%	1.93%
Dividend yield	0.53%	1.61%	1.44%
Expected volatility	38.25%	34.23%	44.22%
Expected remaining life	4.2 years	3.3 years	2.7 years

January 1, 2010	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	3.22%	2.37%	2.38%
Dividend yield	0.72%	1.31%	1.54%
Expected volatility	38.67%	36.34%	47.65%
Expected remaining life	5.0 years	3.6 years	3.7 years

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Assumptions to estimate the fair value of stock-based awards (continued)

Except for Quebecor Media, the expected volatility is based on the historical volatility of the underlying share price for a period equivalent to the expected remaining life of the options. Since the common shares of Quebecor Media are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of Quebecor’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

(e)	Liability of vested options

As of December 31, 2011, the liability for all vested options was $4.7 million as calculated by using the intrinsic value ($9.6 million as of December 31, 2010 and $3.9 million as of January 1, 2010).

(f)	Consolidated compensation charge

For the year ended December 31, 2011, a net reversal of the consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $4.3 million (net charge of $15.1 million in 2010).

22.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Total

Balance as of December 31, 2009, as previously reported under Canadian GAAP	$(1.4)	$(18.7)	$(20.1)
IFRS adjustments (note 29)	1.4	—	1.4

Balance as of January 1, 2010	—	(18.7)	(18.7)
Other comprehensive income	(2.9)	46.2	43.3

Balance as of December 31, 2010	(2.9)	27.5	24.6
Other comprehensive loss	1.6	(10.9)	(9.3)

Balance as of December 31, 2011	$(1.3)	$16.6	$15.3

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/4-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

23.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $581.5 million, including an amount of $78.1 million for future rent payments to the parent company. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2012	$71.3	$83.2
2013 to 2016	142.8	89.4
2017 and thereafter	188.0	6.8

The Corporation and its subsidiaries’ operating lease expenses amounted to $72.5 million in 2011 ($66.7 million in 2010).

24.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2011, the maximum exposure with respect to these guarantees was $18.6 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

24.	GUARANTEES (continued)

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAD dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount

Videotron
$/US$	Less than 1 year	0.9936	$122.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii)	Cross-currency interest rate swaps

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan “B” credit facilities	2009 to 2013	US$	111.8	Bankers’ acceptances 3 months + 2.22%	LIBOR + 2.00%	1.1625
Term loan “B” credit facilities	2006 to 2013	US$	48.1	6.44%	LIBOR + 2.00%	1.1625

Videotron
Senior Notes	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(iii)	Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate

Sun Media Corporation
October 2012	$38.0	Pay fixed/ Receive floating	3.75%	Bankers’ acceptances 3 months

b)	Fair value of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable, accrued charges due to external or related parties, and provisions (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available for sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

In accordance with IFRS 7, Financial Instruments: Disclosures, the Corporation has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

• Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents, temporary investments and bank indebtedness classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Accordingly, financial derivative instruments are classified as Level 3 under the fair value hierarchy.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(3,848.1)	$(4,002.2)	$(3,596.3)	$(3,773.1)
Derivative financial instruments
Early settlement options	138.0	138.0	88.8	88.8
Interest rate swaps	(0.9)	(0.9)	(1.3)	(1.3)
Foreign exchange forward contracts	3.2	3.2	(2.4)	(2.4)
Cross-currency interest rate swaps	(282.8)	(282.8)	(447.5)	(447.5)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The following table shows changes to the carrying value and fair value of derivative financial instruments (Level 3) in 2011 and 2010:

	2011	2010

Asset (liability)

Balance as of beginning of year	$(451.2)	$(373.4)
Loss recognized in the consolidated statement of income[1,2]	(4.2)	(31.0)
Gain (loss) recognized in other comprehensive income[3]	22.7	(76.7)
Settlements	152.2	29.9

Balance as of end of year	$(280.5)	$(451.2)

[1]	Gains or losses were largely related to derivative instruments held as of December 31, 2011 and December 31, 2010.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $3.6 million in 2011 ($28.1 million in 2010).
[3]	The gain is offset by a loss on translation of long-term debt of $32.2 million in 2011 (loss offset by a gain of $119.7 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$1.4	$7.6
Decrease of 100 basis points	(1.4)	(7.6)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $30.4 million as of December 31, 2011 ($39.1 million as of December 31, 2010). As of December 31, 2011, 7.9% of trade receivables were 90 days past their billing date (10.5% as of December 31, 2010).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2011 and 2010:

	2011	2010

Balance as of beginning of year	$39.1	$40.3
Charged to income	20.0	27.8
Utilization	(28.7)	(29.0)

Balance as of end of year	$30.4	$39.1

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation and its subsidiaries are exposed to the risk of non-performance by a third party. When the Corporation and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2011 (5.0 years as of December 31, 2010).

The Corporation management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2011, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 year	3-5 years	5 years or more

Bank indebtedness	$4.0	$4.0	$—	$—	$—
Accounts payable and accrued charges	764.9	764.9	—	—	—
Long-term debt[1]	3,848.1	80.3	678.5	1,429.3	1,660.0
Interest payments[2]	1,625.5	278.2	562.2	424.8	360.3
Derivative instruments[3]	308.1	0.5	142.8	91.1	73.7

Total	$6,550.6	$1,127.9	$1,383.5	$1,945.2	$2,094.0

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2011.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAD dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAD dollar per one U.S. dollar as of December 31, 2011:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S. dollar-denominated accounts payable	$(0.9)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	(0.7)	71.1

Decrease of $0.10
U.S. dollar-denominated accounts payable	0.9	—
Gain on valuation and translation of financial instruments and derivative financial instruments	0.7	(71.1)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian bank prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 84.7% fixed rate debt (75.2% in 2010) and 15.3% floating rate debt (24.8% in 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2011 is $6.4 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$0.6	$7.4
Decrease of 100 basis points	(0.6)	(7.4)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents and temporary investments. The capital structure is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Bank indebtedness	$4.0	$4.9	$1.0
Long-term debt	3,697.9	3,513.4	3,761.2
Derivative financial instruments	280.5	451.2	373.4
Cash and cash equivalents	(146.4)	(242.7)	(300.0)
Temporary investments	—	—	(30.0)

Net liabilities	3,836.0	3,726.8	3,805.6
Equity	$3,025.5	$2,815.2	$2,423.3

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management personnel are comprised of the members of the Board of Directors and key senior management of the Corporation and its main subsidiaries. Their compensation is as follows:

	2011	2010

Salaries and short-term benefits	$8.0	$7.6
Post-employment benefits	0.4	0.3
Share-based compensation	(0.3)	10.3
Other long-term benefits	1.9	1.7

	$10.0	$19.9

Operating transactions

During the year ended December 31, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated companies in the amount of $11.7 million ($14.8 million in 2010), which are included in cost of sales, selling and administrative expenses. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.2 million ($3.6 million in 2010). These transactions were concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2011, the Corporation received an amount of $2.0 million, which is included as a reduction in cost of sales, selling and administrative expenses ($2.1 million in 2010), and incurred management fees of $1.1 million ($1.1 million in 2010) with the shareholders.

Tax transactions

In 2010, the parent corporation transferred $26.4 million of non-capital losses to a subsidiary of the Corporation in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $1.5 million in its income tax expense in 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, various final-pay plans with indexation features from zero to 2%, and defined contribution plans. The Corporation’s policy is to maintain its contribution at a level sufficient to cover benefits. The Corporation provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee’s active service period.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2011 and 2010:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010

Change in benefit obligations
Benefit obligations at beginning of year	$823.2	$666.1	$47.6	$41.9
Service costs	26.5	16.9	0.8	1.0
Interest costs	43.7	41.8	2.1	2.4
Plan participants’ contributions	16.1	14.6	—	—
Actuarial loss	39.7	123.2	11.6	3.8
Benefits and settlements paid	(43.4)	(40.1)	(1.0)	(0.9)
Curtailment gain	—	—	(6.4)	(0.6)
Plan amendments and other	0.4	0.7	—	—

Benefit obligations at end of year	$906.3	$823.2	$54.7	$47.6

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010

Change in plan assets
Fair value of plan assets at beginning of year	$689.9	$623.2	$—	$—
Actual return on plan assets	8.0	53.3	—	—
Employer contributions	49.5	38.9	1.0	0.9
Plan participants’ contributions	16.1	14.6	—	—
Benefits and settlements paid	(43.4)	(40.1)	(1.0)	(0.9)

Fair value of plan assets at end of year	$720.1	$689.9	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The plan assets are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010

Equity securities	55.9%	59.5%	58.8%
Debt securities	41.9	38.1	38.2
Other	2.2	2.4	3.0

	100.0%	100.0%	100.0%

As of December 31, 2011, plan assets included shares of the parent corporation in the amount of $0.7 million ($0.9 million as of December 31, 2010 and $1.6 million as of January 1, 2010).

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits			Postretirement benefits
	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
Reconciliation of funded status
Unfunded benefit obligations	$(35.2)	$(33.6)	$(30.6)	$(54.7)	$(47.6)	$(41.9)
Funded benefit obligations	(871.1)	(789.6)	(635.5)	—	—	—
Fair value of plan assets	720.1	689.9	623.2	—	—	—

Plan deficit	(186.2)	(133.3)	(42.9)	(54.7)	(47.6)	(41.9)
Past service costs – unvested portion	3.6	5.3	6.9	—	—	—
Asset limit and minimum funding adjustment	—	(1.8)	(54.8)	—	—	—

Net amount recognized	$(182.6)	$(129.8)	$(90.8)	$(54.7)	$(47.6)	$(41.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of actuarial losses are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010

Difference between the expected and actual return on plan assets:
(Loss) gain	$(41.5)	$9.0	$—	$—
As a proportion of plan assets	5.8%	1.3%	—	—
Experience losses and changes in assumptions on benefit obligations:
Loss	$(39.7)	$(123.2)	$(11.6)	$(3.8)
As a proportion of benefit obligations	4.4%	15.0%	21.2%	8.0%

Components of the net benefit costs are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010

Service costs	$26.5	$16.9	$0.8	$1.0
Interest costs	43.7	41.8	2.1	2.4
Expected return on plan assets	(49.5)	(44.3)	—	—
Net prior service costs	1.8	1.6	—	—
Special termination benefits, curtailment loss (gain) and other	1.4	1.0	(6.4)	(0.6)

Net benefit costs	$23.9	$17.0	$(3.5)	$2.8

The expense related to defined contribution pension plans amounted to $13.2 million in 2011 ($11.7 million in 2010).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $50.1 million in 2012 (contributions of $50.5 million were paid in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The expected long-term rate-of-return-on-assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. The Corporation’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Expected long-term rates of return are developed based on long-term historical averages and current expectations of future returns. In addition, consideration is given to the extent active management is employed in each class and to inflation rates. A single expected long-term rate of return on plan assets is then calculated using the weighted average return of each asset class.

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The weighted average actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2011 and 2010 and current periodic benefit costs are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010

Benefit obligations
Rates as of year-end:
Discount rate	4.75%	5.25%	4.75%	5.25%
Rate of compensation increase	3.25	3.25	3.25	3.25

Current periodic costs
Rates as of preceding year-end:
Discount rate	5.25%	6.25%	5.25%	6.25%
Expected return on plan assets	7.00	7.00	7.00	—
Rate of compensation increase	3.25	3.50	3.25	3.50

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.0% at the end of 2011. The costs, as per the estimate, are expected to decrease gradually over the next 15 years to 5.0% and to remain at that level thereafter.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION

The Corporation has access to the cash flows generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Corporation’s subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of dividends and advances that can be paid to the Corporation.

The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent corporation be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent corporation. These non-consolidated and condensed financial statements, as prepared under IFRS, are shown below.

Non-consolidated condensed statements of income and comprehensive income

	2011	2010
Revenues:
Dividends	$249.1	$566.4
Interest	32.7	14.8
Management fees	45.3	58.9
Other	39.0	9.6

	366.1	649.7
General and administrative expenses	92.5	68.7
Amortization	2.3	1.8
Financial expenses	140.0	120.1
Loss on debt refinancing	—	10.4
Loss on disposal of investments and other assets	—	0.1
Loss (gain) on valuation and translation of financial instruments	1.6	(22.7)

Income before income taxes	129.7	471.3
Income taxes	7.1	5.6

Net income	$122.6	$465.7
Other comprehensive (loss) income	(13.2)	22.5

Comprehensive income	$109.4	$488.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2011	2010

Cash flows related to operations
Net income	$122.6	$465.7
Amortization of plant, property and equipment	2.3	1.8
Gain on valuation and translation of financial instruments	1.6	(22.7)
Loss on disposal of investments and other assets	—	0.1
Amortization of financing costs and long-term debt discount	8.0	7.1
Loss on debt refinancing	—	10.4
Deferred income taxes	7.1	5.6

Net change in non-cash balances related to operations	(1.5)	10.5

Cash flows provided by operations	140.1	478.5

Cash flows related to investing activities
Net change in investments in subsidiaries	(32.7)	(102.4)
Other	(6.2)	(2.4)

Cash flows used in investing activities	(38.9)	(104.8)

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	—	1,300.0
Repurchases of redeemable preferred shares	—	(930.0)
Repayment of long-term debt	(30.3)	(244.3)
Settlement of hedging contracts	—	(30.9)
Issuance of long-term debt, net of financing fees	319.9	—
Dividends	(100.0)	(87.5)
Net change in subordinated loans from subsidiaries	111.0	(1,128.0)
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	(437.1)	715.6
Net change in advances to or from subsidiaries	40.8	20.2

Cash flows used in financing activities	(95.7)	(384.9)

Net change in cash and cash equivalents	5.5	(11.2)
Cash and cash equivalents at beginning of year	8.2	19.4

Cash and cash equivalents at end of year	$13.7	$8.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

28.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	December 31, 2011	December 31, 2010	January 1, 2010

Assets
Current assets	$61.6	$43.8	$67.0
Investments in subsidiaries at cost	3,736.4	3,703.7	3,601.3
Convertible obligations, subordinated loans and notes receivable – subsidiaries	2,493.9	2,056.8	2,772.4
Other assets	47.1	45.0	69.6

	$6,339.0	$5,849.3	$6,510.3

Liabilities and equity
Current liabilities	$87.5	$88.1	$130.0
Long-term debt	1,696.9	1,367.3	1,649.7
Advances from subsidiaries	107.3	66.5	46.3
Other liabilities	121.5	122.0	121.6
Subordinated loan from subsidiaries	245.0	134.0	1,262.0
Redeemable preferred shares issued to subsidiaries	1,630.0	1,630.0	1,260.0
Equity attributable to shareholders	2,450.8	2,441.4	2,040.7

	$6,339.0	$5,849.3	$6,510.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS

These consolidated financial statements are the first financial statements the Corporation has prepared in accordance with IFRS, as described under accounting policies (note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. The principal adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010, and in restating its Canadian GAAP consolidated financial statements for the year ended December 31, 2010 are as follows:

IFRS 1 exemptions and exceptions

The Corporation has applied IFRS 1 in preparing these consolidated financial statements. The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. This Standard provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application. Descriptions of applicable exemptions and exceptions are set out below, together with the Corporation’s elections:

Optional exemptions

(1)	Business combinations

IFRS 1 provides the option to apply IFRS 3R (revised), Business Combinations, retrospectively or prospectively from the transition date. A retrospective basis would require restatement of all business combinations that occurred prior to the transition date. The Corporation has elected not to apply IFRS 3R retrospectively to business combinations that occurred prior to January 1, 2010. Accordingly, IAS 27, Consolidated and Separate Financial Statements, is also applied prospectively. Any goodwill arising on acquisitions before January 1, 2010 has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

(2)	Defined benefit plans

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings as of the transition date. The Corporation elected to recognize all cumulative actuarial gains and losses that existed as of January 1, 2010 in the opening deficit for all of its defined benefit plans.

(3)	Cumulative translation adjustment

IFRS 1 permits cumulative translation gains and losses related to net investments in foreign operations to be reset to zero as of the date of transition, rather than applying IAS 21, The Effect of Changes in Foreign Exchange Rates, retrospectively from the date a subsidiary was formed or acquired. The Corporation elected to reset all cumulative translation adjustments to zero in its opening deficit as of January 1, 2010.

(4)	Borrowing costs

IFRS 1 allows that the transitional provisions of IAS 23R (revised), Borrowing Costs, be applied as at the transition date. As a result, IAS 23R has been adopted prospectively for projects that commenced on or after January 1, 2010 and all pre-transition capitalized interest costs recorded under Canadian GAAP have been reclassified to opening deficit on transition.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

IFRS 1 exemptions and exceptions (continued)

Mandatory exceptions

(5)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS as of the transition date to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The estimates previously made by the Corporation under Canadian GAAP were not revised on the application of IFRS.

(6)	Hedge accounting

An entity shall not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting in accordance with IFRS. IFRS 1 also does not permit transactions entered into before the date of transition to IFRS to be retrospectively designated as hedges. As a result, hedge accounting was applied on transition only to hedge relationships previously designated under Canadian GAAP that continue to meet the conditions for hedge accounting under IFRS.

Reconciliation of Canadian GAAP to IFRS

The following tables present the reconciliation of the consolidated statements of income, comprehensive income, and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and equity as of January 1, 2010 and December 31, 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(a)	Consolidated statement of income and comprehensive income for the year ended December 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS

Revenues		$4,000.1	$—	$4,000.1

Cost of sales, selling and administrative expenses	(i), (ii)	2,652.3	(4.1)	2,648.2
Amortization	(iii), (iv)	399.7	(3.0)	396.7
Financial expenses	(iii)	265.4	35.3	300.7
Gain on valuation and translation of financial instruments		(46.1)	—	(46.1)
Restructuring of operations, impairment of assets and other special items	(v),(vii)	50.3	(13.2)	37.1
Loss on debt refinancing		12.3	—	12.3

Income before income taxes and non-controlling interests		666.2	(15.0)	651.2
Income taxes	(ix)	166.7	(4.1)	162.6

		499.5	(10.9)	488.6
Non-controlling interests	(x)	(18.8)	18.8	—

Net income		$480.7	$7.9	$488.6

Other comprehensive income (loss)	(i), (ix), (x)	43.3	(47.1)	(3.8)

Comprehensive income		$524.0	$(39.2)	$484.8

Net income attributable to:
Shareholders		$480.7	$(10.4)	$470.3
Non-controlling interests	(x)		18.3	18.3

Comprehensive income attributable to:
Shareholders		$524.0	$(55.0)	$469.0
Non-controlling interests	(x)		15.8	15.8

(b)	Consolidated statement of cash flows for the year ended December 31, 2010

For the year ended December 31, 2010, the adoption of IFRS resulted in a decrease of $35.3 million of cash flows used in investing activities and in an equivalent decrease of cash flows provided by operating activities in the consolidated statement of cash flows. These adjustments relate to borrowing costs previously capitalized to property, plant and equipment and to intangible assets, under Canadian GAAP (note 29(iii)).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(c)	Consolidated balance sheet as of January 1, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS

Assets

Current assets	(ix)	$1,110.8	$(47.9)	$1,062.9

Non-current assets
Property, plant and equipment	(iii), (iv)	2,439.8	(29.1)	2,410.7
Intangible assets	(iii), (vi)	1,052.7	(30.5)	1,022.2
Goodwill		3,506.1	—	3,506.1
Derivative financial instruments		49.0	—	49.0
Deferred income taxes	(ix)	12.5	25.6	38.1
Other assets	(i)	122.1	(28.8)	93.3

		7,182.2	(62.8)	7,119.4

Total assets		$8,293.0	$(110.7)	$8,182.3

Liabilities and equity

Current liabilities	(ii), (v)	$1,109.6	$18.9	$1,128.5

Non-current liabilities
Long-term debt		3,693.4	—	3,693.4
Derivative financial instruments		422.4	—	422.4
Other liabilities	(i), (ii)	107.2	90.6	197.8
Deferred income taxes	(ix)	413.4	(96.5)	316.9
Non-controlling interests	(x)	116.2	(116.2)	—

		4,752.6	(122.1)	4,630.5
Equity
Capital stock		1,752.4	—	1,752.4
Contributed surplus	(vii)	3,223.1	(44.5)	3,178.6
Deficit	(i) to (x)	(2,524.6)	(83.8)	(2,608.4)
Accumulated other comprehensive loss	(viii)	(20.1)	1.4	(18.7)

Equity attributable to shareholders		2,430.8	(126.9)	2,303.9
Non-controlling interests	(x)		119.4	119.4

		2,430.8	(7.5)	2,423.3

Total liabilities and equity		$8,293.0	$(110.7)	$8,182.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(d)	Consolidated balance sheet as of December 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS

Assets

Current assets	(ix)	$1,166.6	$(39.5)	$1,127.1

Non-current assets
Property, plant and equipment	(iii), (iv)	2,785.9	(38.0)	2,747.9
Intangible assets	(iii), (vi)	1,088.5	(52.2)	1,036.3
Goodwill		3,508.2	(3.0)	3,505.2
Derivative financial instruments		28.7	—	28.7
Deferred income taxes	(ix)	9.0	10.6	19.6
Other assets	(i)	144.2	(50.7)	93.5

		7,564.5	(133.3)	7,431.2

Total assets		$8,731.1	$(172.8)	$8,558.3

Liabilities and equity

Current liabilities	(ii), (v)	$1,133.2	$6.6	$1,139.8

Non-current liabilities
Long-term debt		3,483.3	—	3,483.3
Derivative financial instruments		479.9	—	479.9
Other liabilities	(i), (ii)	122.5	128.7	251.2
Deferred income taxes	(ix)	512.4	(123.5)	388.9
Non-controlling interests	(x)	131.6	(131.6)	—

		4,729.7	(126.4)	4,603.3

Equity
Capital stock		1,752.4	—	1,752.4
Contributed surplus	(vii)	3,224.0	(47.4)	3,176.6
Deficit	(i) to (x)	(2,131.4)	(138.8)	(2,270.2)
Accumulated other comprehensive income	(viii), (ix)	23.2	1.4	24.6

Equity attributable to shareholders		2,868.2	(184.8)	2,683.4
Non-controlling interests	(x)		131.8	131.8

		2,868.2	(53.0)	2,815.2

Total liabilities and equity		$8,731.1	$(172.8)	$8,558.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(e)	Equity

	Explanation	December 31, 2010	January 1, 2010

Shareholders’ equity under Canadian GAAP		$2,868.2	$2,430.8
IFRS adjustments:
Defined benefit plans	(i)	(173.9)	(111.2)
Share-based compensation	(ii)	(15.8)	(18.8)
Borrowing costs	(iii)	(98.3)	(65.5)
Capitalized pre-operating losses	(iv)	(9.1)	(9.6)
Provisions	(v)	(1.0)	(11.0)
Intangible assets with indefinite useful lives	(vi)	15.5	15.5
Income taxes	(ix)	96.3	74.2
Other		1.7	2.7

		(184.6)	(123.7)
Non-controlling interests	(x)	131.6	116.2

Equity under IFRS		$2,815.2	$2,423.3

Equity attributable to:
Shareholders		$2,683.4	$2,303.9
Non-controlling interests		131.8	119.4

(f)	Comprehensive income

	Explanation	2010

Comprehensive income under Canadian GAAP		$524.0
IFRS adjustments to net income:
Borrowing costs	(iii)	(32.8)
Provisions	(v)	10.0
Other	(i), (ii), (iv), (ix)	11.9
Non-controlling interests	(x)	18.8

		7.9
IFRS adjustments to other comprehensive income:
Defined benefit plans	(i)	(64.0)
Income taxes	(ix)	16.9

		(47.1)

Comprehensive income under IFRS		$484.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions,” the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening deficit under IFRS for all of its defined benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statement of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but rather are recorded directly to other comprehensive income at the end of each reporting period. In the consolidated statement of equity, the cumulative balance of actuarial gains and losses is recognized within the deficit. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income the amortization of any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. In the consolidated statement of equity, the cumulative balance of changes in the net benefit asset limit or in the minimum funding adjustment is recognized within the deficit. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(iii)	Borrowing costs

As stated above in the section “IFRS exemptions and exceptions,” the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening deficit at transition and are expensed in 2010 under IFRS.

(iv)	Capitalized pre-operating losses

Under IFRS, certain costs that were capitalized under Canadian GAAP are not permitted to be accounted for as part of the cost of property, plant and equipment. As a result, incidental losses attributable to self-constructed assets capitalized prior to commercial operation were derecognized from the net carrying amount of the assets and reclassified to opening deficit on transition under IFRS.

(v)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(vi)	Intangible assets with indefinite useful lives

Under IFRS, indefinite lived assets are not amortized, while under Canadian GAAP, they were amortized until January 1, 2002. Accordingly, the Corporation has reversed amortization previously recognized on its broadcasting licences in its opening deficit at the transition date.

(vii)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the above section “IFRS 1 exemptions and exceptions,” the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between companies under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

(viii)	Translation gains or losses related to net investments in foreign operations

As stated above in section “IFRS 1 exemptions and exceptions,” the Corporation elected to reset all cumulative translation gains and losses related to investments in foreign operations to zero in its opening deficit as at the transition date.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(ix)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for purposes of calculating deferred income taxes is different under IFRS than under Canadian GAAP. This difference resulted in a reduction in the deferred income tax liability related to these assets at transition.

Other adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(x)	Non-controlling interests

Under IFRS, non-controlling interests are presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interests and are then attributed to shareholders and non-controlling interests. Under Canadian GAAP, non-controlling interests were presented as a component of net income and comprehensive income.

30.	SUBSEQUENT EVENTS

On January 25, 2012, the Corporation amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and to add a new revolving credit facility “C” of $200.0 million, also maturing in January 2016.

On February 3, 2012, Sun Media Corporation repaid the balance of $37.6 million on its term loan credit facility and terminated its credit facilities.

On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

On February 29, 2012, Videotron announced the initiation of a cash tender offer to purchase any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,001.25 for Senior Notes tendered at or prior to March 13, 2012, or US$1,000.00 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

On February 29, 2012, Videotron issued a notice of redemption for any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The redemption price is 100.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the redemption date will be March 30, 2012. The purchase will be carried out on all Senior Notes that have not been tendered and purchased under the Videotron cash tender offer announced on February 29, 2012.

On February 29, 2012, Quebecor Media announced the initiation of a cash tender offer to purchase up to US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,028.33 for Senior Notes tendered at or prior to March 14, 2012, or US$1,025.83 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

On March 14, 2012, Quebecor Media issued a notice of redemption to purchase US$100.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The redemption price is 102.583% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the date of redemption will be April 13, 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

30.	SUBSEQUENT EVENTS (continued)

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022, for a net proceeds of approximately $787.6 million, net of estimated financing fees of $11.9 million. The Senior Notes are unsecured and contain certain restrictions on Videotron, including limitation of its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before their maturity at a price based on a make-whole formula. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.