Form 20-F
period 2012-12-31
QUEBECOR MEDIA INC
filed 2013-03-21
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

103,251,500 Common Shares

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

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references in this annual report to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are references to our wholly-owned subsidiary Nurun Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing Inc.; and all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc. All references in this annual report to “Quebecor” or “our parent company” are references to Quebecor Inc., all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc. and all references to “CDPQ” are references to Caisse de dépôt et de placement du Québec.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/4% Senior Notes due 2016 originally issued on January 17, 2006, our 7 3/4% Senior Notes due 2016 originally issued on October 5, 2007, our 7 3/8% Senior Notes due January 15, 2021 originally issued on January 5, 2011, our 5 3/4% Senior Notes due 2023 originally issued on October 11, 2012 and our 6 5/8% Senior Notes due 2023 originally issued on October 11, 2012.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, BBM Canada (“BBM”), the National Cable & Telecommunications Association (“NCTA”), A.C. Nielsen Media Research, SNL Kagan, Newspapers Canada, the Audit Bureau of Circulations, NADbank® Inc. (“NADbank®”) and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2013.

“Readership” (as opposed to paid circulation, which is defined as average sales of a newspaper per issue) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank®. According to the NADbank® 2011 Study, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank® who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Prior to the adoption of IFRS on January 1, 2011, for all periods up to and including the year ended December 31, 2010, our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada in effect prior to January 1, 2011, which we refer to as “Canadian GAAP.”

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS, Canadian GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures, such as average monthly revenue per user (“ARPU”), operating income, cash flows from segment operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures may differ from the methods used by other companies and, as a result, the non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of operating income, cash flows from segment operations, free cash flows from continuing operating activities and ARPU under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures”. We also provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under each of IFRS, Canadian GAAP and U.S. GAAP in footnote 1 to the tables under “Item 3. Key Information – A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2012.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per CAN$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 19, 2013, the noon rate was CAN$1.00 equals US$0.9733. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166

Month Ended:	Average(2)	High	Low	Period End

March 2013 (through March 19, 2013)	0.9738	0.9811	0.9696	0.9733
February 28, 2013	0.9902	1.0040	0.9723	0.9723
January 31, 2013	1.0079	1.0164	0.9923	1.0008
December 31, 2012	1.0105	1.0162	1.0048	1.0051
November 30, 2012	1.0030	1.0074	0.9972	1.0068
October 31, 2012	1.0130	1.0243	0.9996	1.0004
September 30, 2012	1.0222	1.0299	1.0099	1.0166

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

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

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

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

v

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A - Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2012, 2011 and 2010. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2012, 2011 and 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our consolidated financial statements as at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements (other than our consolidated balance sheet as at December 31, 2010) is included in this annual report.

In separate tables below, we also present selected consolidated financial information presented in accordance with Canadian GAAP and, separately, in accordance with U.S. GAAP for each of the years ended December 31 2010, 2009 and 2008. We derived this Canadian GAAP selected consolidated financial information from our audited consolidated financial statements comprised of consolidated balance sheets as at December 31, 2010, 2009 and 2008 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, which are not included in this annual report. We derived this U.S. GAAP selected consolidated financial information also from our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008, which include a discussion of the principal differences between Canadian GAAP and U.S. GAAP. Our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with Canadian GAAP have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on those consolidated financial statements prepared in accordance with Canadian GAAP is not included in this annual report.

We caution you that the separate tables below include financial information based on IFRS, Canadian GAAP and U.S. GAAP, respectively. The information based on IFRS is not comparable to information prepared in accordance with Canadian GAAP or the information prepared in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

IFRS DATA

	Year Ended December 31,
	2012	2011	2010
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,635.1	$2,430.7	$2,228.8
News Media	960.0	1,018.4	1,015.0
Broadcasting	461.1	445.5	448.2
Leisure and Entertainment	292.5	312.9	302.5
Interactive Technologies and Communications	145.5	120.9	98.0
Inter-segment	(142.4)	(121.8)	(92.4)

	4,351.8	4,206.6	4,000.1

Employee costs	(1,057.8)	(1,011.4)	(935.3)
Purchase of goods and services	(1,888.7)	(1,859.0)	(1,712.9)
Amortization	(597.7)	(509.3)	(396.7)
Financial expenses	(326.4)	(311.5)	(300.7)
Gain on valuation and translation of financial instruments	198.3	54.6	46.1
Restructuring of operations, impairment of assets and other special items	(29.4)	(30.2)	(37.1)
Impairement of goodwill and intangible assets	(201.5)	—	—
Loss on debt refinancing	(67.7)	(6.6)	(12.3)
Income taxes	(137.0)	(146.4)	(162.6)

Net income	$243.9	$386.8	$488.6

Net income attributable to:
Shareholders	245.7	374.0	470.3
Non-controlling interests	(1.8)	12.8	18.3

OTHER FINANCIAL DATA AND RATIO:
Operating income(1) (unaudited)	$1,405.3	$1,336.2	$1,351.9
Additions to property, plant, equipment and intangible assets	805.5	872.3	784.2
Comprehensive income	237.0	310.5	484.8
Comprehensive income attributable to:
Equity shareholders	241.6	305.9	469.0
Non-controlling interests	(4.6)	4.6	15.8

Ratio of earnings to fixed charges or coverage deficiency(2) (unaudited)	2.1x	2.6x	3.0x

	As at and for the Year Ended December 31,
	2012	2011	2010
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$228.7	$146.4	$242.7
Total assets	8,960.8	8,998.7	8,558.3
Total debt (current and long-term portions)	4,428.7	3,697.9	3,513.4
Capital stock	4,116.1	1,752.4	1,752.4
Equity attributable to shareholders	2,030.5	2,889.3	2,683.4
Dividends	100.0	100.0	87.5
Number of common shares outstanding	103.3	123.6	123.6

CANADIAN GAAP DATA

	Year Ended December 31,
	2010	2009	2008
	(in millions, except ratio)

STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,228.8	$2,020.4	$1,827.2
News Media	1,015.0	1,035.7	1,187.7
Broadcasting	448.2	439.0	436.7
Leisure and Entertainment	302.5	307.8	301.9
Interactive Technologies and Communications	98.0	91.0	89.6
Inter-segment	(92.4)	(87.5)	(83.7)

	4,000.1	3,806.4	3,759.4

Cost of sales, selling and administrative expenses	(2,652.3)	(2,521.7)	(2,639.8)
Amortization	(399.7)	(341.5)	(316.7)
Financial expenses	(265.4)	(238.2)	(276.0)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)
Loss on debt refinancing	(12.3)	—	—
Income taxes	(166.7)	(177.3)	(155.2)
Non-controlling interest	(18.8)	(23.8)	(23.2)
Income from discontinued operations	—	2.9	2.3

Net income (loss)	$480.7	$525.1	$(378.7)

OTHER FINANCIAL DATA AND RATIO:
Operating income(1) (unaudited)	$1,347.8	$1,284.7	$1,119.6
Additions to property, plant, equipment and intangible assets	819.5	602.6	1,103.2
Comprehensive income (loss)	524.0	555.2	(438.3)
Ratio of earnings to fixed charges or coverage deficiency(3)(4) (unaudited)	3.0x	3.3x	$212.4

	As at and for the Year Ended December 31,
	2010	2009	2008
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0	$22.5
Total assets	8,731.1	8,293.0	7,994.4
Total debt (current and long-term portions)	3,513.4	3,761.2	4,335.8
Capital stock	1,752.4	1,752.4	1,752.4
Shareholders’ equity	2,868.2	2,430.8	1,942.0
Dividends	87.5	75.0	65.0
Number of common shares outstanding	123.6	123.6	123.6

U.S. GAAP DATA

	Year Ended December 31,
	2010	2009	2008
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,235.5	$2,029.8	$1,827.7
News Media	1,015.0	1,035.7	1,187.7
Broadcasting	448.2	439.0	436.7
Leisure and Entertainment	302.5	307.8	301.9
Interactive Technologies and Communications	98.0	91.0	89.6
Inter-segment	(92.4)	(87.5)	(83.7)

	4,006.8	3,815.8	3,759.9

Cost of sales, selling and administrative expenses	(2,665.0)	(2,551.4)	(2,634.6)
Amortization	(399.7)	(341.5)	(316.5)
Financial expenses	(265.4)	(238.2)	(276.0)
Gain on valuation and translation of financial instruments	24.0	18.6	0.1
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)
Impairment of goodwill and intangible assets	—	(13.6)	(667.4)
Loss on debt refinancing	(12.3)	—	—
Income taxes	(156.8)	(162.8)	(165.1)
Income from discontinued operations	—	2.9	2.5

Net income (loss)	$481.3	$500.2	$(351.7)

Net income (loss) attributable to:
Equity shareholders	462.6	475.1	(376.7)
Non-controlling interests	18.7	25.1	25.0

OTHER FINANCIAL DATA AND RATIO:
Operating income(1)	$1,341.8	$1,264.4	$1,125.3
Additions to property, plant, equipment and intangible assets	811.1	600.8	1,103.2
Comprehensive income (loss)	420.9	495.0	(376.4)
Comprehensive income (loss) attributable to:
Equity shareholders	410.9	474.0	(401.2)
Non-controlling interests	10.0	21.0	24.8
Ratio of earnings to fixed charges or coverage deficiency(4)(5) (unaudited)	2.9x	3.1x	$198.9

	As at and for the Year Ended December 31,
	2010	2009 (1)	2008
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0	$22.5
Total assets	8,623.5	8,231.3	7,967.6
Total debt (current and long-term portions)	3,579.2	3,782.6	4,318.6
Capital stock	1,752.4	1,752.4	1,752.4
Shareholders’ equity	2,687.2	2,363.4	1,953.1
Dividends	87.5	75.0	65.0
Number of common shares outstanding	123.6	123.6	123.6

(1)

Operating income and ratios based on this measure are not required by or recognized under IFRS, Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairement of goodwill and intangible assets, loss on debt refinancing and income taxes. We defined operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, non-controlling interests and income from discontinued operations. Under U.S. GAAP, we defined operating income, as reconciled to net income (loss) under U.S. GAAP, as net income (loss) before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income from discontinued operations. Operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its affiliates. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures”. Our operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2012, 2011 and 2010 in the table below:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Reconciliation of operating income to net income (IFRS)

Operating Income
Telecommunications	$1,225.0	$1,098.8	$1,047.3
News Media	115.1	150.1	191.4
Broadcasting	38.1	50.5	74.9
Leisure and Entertainment	13.1	26.6	27.6
Interactive Technologies and Communications	9.8	7.9	6.0
Head office	4.2	2.3	4.7

	1,405.3	1,336.2	1,351.9
Amortization	(597.7)	(509.3)	(396.7)
Financial expenses	(326.4)	(311.5)	(300.7)
Gain on valuation and translation of financial instruments	198.3	54.6	46.1

Restructuring of operations, impairment of assets and other special items	(29.4)	(30.2)	(37.1)
Impairment of goodwill and intangible assets	(201.5)	—	—
Loss on debt refinancing	(67.7)	(6.6)	(12.3)
Income taxes	(137.0)	(146.4)	(162.6)

Net income	$243.9	$386.8	$488.6

The following table provides a reconciliation under Canadian GAAP of operating income to net income (loss) as presented in our historical consolidated financial statements not included in this annual report:

	Year Ended December 31,
	2010	2009	2008
	(in millions)
Reconciliation of operating income to net income (loss) (Canadian GAAP)

Operating Income
Telecommunications	$1,047.0	$981.9	$808.7
News Media	189.2	190.5	216.3
Broadcasting	76.2	80.0	66.0
Leisure and Entertainment	27.5	25.9	20.2
Interactive Technologies and Communications	6.0	4.1	5.1
Head office	1.9	2.3	3.3

	1,347.8	1,284.7	1,119.6
Amortization	(399.7)	(341.5)	(316.7)
Financial expenses	(265.4)	(238.2)	(276.0)
Gain (loss) on valuation and translation of financial instruments	46.1	61.5	(3.7)
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)
Loss on debt refinancing	(12.3)	—	—
Income taxes	(166.7)	(177.3)	(155.2)
Non-controlling interest	(18.8)	(23.8)	(23.2)
Income from discontinued operations	—	2.9	2.3

Net income (loss)	$480.7	$525.1	$(378.7)

The following table provides a reconciliation under U.S. GAAP of operating income to net income (loss) as presented in our historical consolidated financial statements not included in this annual report:

	Year Ended December 31,
	2010	2009	2008
	(in millions)
Reconciliation of operating income to net income (loss) (U.S. GAAP)

Operating Income
Telecommunications	$1,039.4	$976.1	$809.8
News Media	190.4	178.8	217.2
Broadcasting	76.3	79.9	67.1
Leisure and Entertainment	27.5	25.9	20.5
Interactive Technologies and Communications	6.0	4.1	5.1
Head office	2.2	(0.4)	5.6

	1,341.8	1,264.4	1,125.3
Amortization	(399.7)	(341.5)	(316.5)
Financial expenses	(265.4)	(238.2)	(276.0)
Gain on valuation and translation of financial instruments	24.0	18.6	0.1
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)
Impairment of goodwill and intangible assets	—	(13.6)	(667.4)
Loss on debt refinancing	(12.3)	—	—
Income taxes	(156.8)	(162.8)	(165.1)
Income from discontinued operations	—	2.9	2.5

Net income (loss)	$481.3	$500.2	$(351.7)

Net income (loss) attributable to:
Equity shareholders	462.6	475.1	(376.7)
Non-controlling interest	18.7	25.1	25.0

(2)	For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net income, plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(3)	For the purpose of calculating the ratio of earnings to fixed charges under Canadian GAAP, (i) earnings consist of net income (loss), plus non-controlling interest, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(4)	Coverage deficiencies are expressed in millions of Canadian dollars. Our 2008 coverage deficiency was significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $671.2 million pursuant to Canadian GAAP and in the amount of $667.4 million pursuant to U.S. GAAP.
(5)	For the purpose of calculating the ratio of earnings to fixed charges under U.S. GAAP, (i) earnings consist of net income (loss), plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.

B - Risk Factors

This section describes some of the risks that could materially affect our business, revenues, results of operations and financial condition, as well as the market value of our Senior Notes. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the section “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report. The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material.

Risks Relating to Our Business

We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

Our cable business competes against providers of direct broadcast satellite (or “DBS,” which in Canada are also referred to as “DTH,” for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MDS”), and satellite master antenna television systems. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as internet protocol television or “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC recently launched its own IPTV service in Montréal (including a portion of the greater Montreal area) and in Québec City. A full rollout throughout the Province of Québec is expected in the years to come. The direct access to some broadcasters’ web sites that provide in high definition streaming video-on-demand content is also available for some of the same channels we offer in our television programming. In addition, third-party Internet access providers could launch IP video services in our footprint.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video store industry (rental & sale) as well as other emerging content delivery platforms. Furthermore, over-the-top (“OTT”) content providers, such as Netflix, are expected to compete for viewership.

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

In our Internet access business, we compete against other Internet service providers (or “ISPs”) offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access (“HSIA”) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds of up to 25 Mbps. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third party ISP competitors for the purpose of providing retail Internet access services. These third party ISP competitors may also provide telephony and networking applications.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. In addition, internet protocol-based (“IP-based”) products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile telephony business, we compete against a mix of market participants, some of them being active in some or all the products we offer, with others offering only mobile telephony services in our market. In addition, users of mobile voice and data systems may find their communications needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share and increase their respective mobile telephony penetration rates in our market. Also, the Canadian incumbents have started rolling out their LTE 4G networks, and this technology is expected to become an industry standard. The cost of implementing, modifying our existing network or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes or fail to keep pace with surging network capacity demand. Any of these factors could adversely affect our ability to operate our mobile business successfully and profitably. Moreover, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. See also the risk factor “— Videotron is using a technology for which only a limited number of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness.”

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

In addition, various aspects of mobile communications operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. Regulations adopted or actions taken by the government agencies having jurisdiction over any mobile business that we may develop could adversely affect our mobile business and operations, including actions that could increase competition or our costs.

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

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of our mobile services infrastructure deployment.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; wireless competition; and possibly unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada. If we are not successful in acquiring additional spectrum if needed on reasonable terms, it could have a material adverse effect on our business, prospects and financial condition. See also “Business Overview — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, the most significant of them, expired in December 2012. Negotiations are under way toward renewing this agreement. An increase in rates charged by Hydro-Québec could have a significant impact on Videotron’s cost structure.

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

Our News Media and Broadcasting businesses face substantial competition for advertising and circulation revenues/audience.

Advertising revenue is the primary source of revenue for our News Media business and our Broadcasting business. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal newspapers and television markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail, national and classified newspapers advertising revenue, as well as television advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our News Media and Broadcasting businesses. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenue.

Advertising revenues for our News Media business are also driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. A prolonged decline in readership and circulation levels in our newspaper business and lack of audience acceptance for our content would have a material effect on the rate and volume of our newspaper advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects.

The newspaper industry is experiencing structural changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising industry as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source for news. As a result, competition for advertising spend and circulation revenues comes not only from other newspapers and traditional medium, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) to readers and advertisers.

While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers and to maintain our circulation base, such as investments in the re-design and overhaul of our newspaper websites and the publication of e-editions of a number of our newspapers, we may not be successful in retaining our historical share of advertising revenues or transfer our audience to our new digital products. The ability of our News Media business to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers and readers (including subscribers) to our online sites. Our new initiatives developed to generate additional revenues from our websites (such as digital platform advertising and/or our paywall revenue model) may not be accepted by users and consequently, negatively affect online traffic. In addition, we can provide no assurance that we will be able to recover the costs associated with the implementation of these initiatives through increased circulation, advertising and digital revenues.

In broadcasting, the proliferation of cable and satellite channels, progress in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and in a more challenging advertising sales environment. For example, the increased availability of personal video recording devices and video programming on the Internet, as well as increased access to various media through mobile devices, have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenues we receive. Delayed viewing and advertising skipping have the potential to become more common as the penetration of personal video recording devices increases and content becomes increasingly available via Internet sources. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.

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

The most significant costs in television broadcasting are programming and production costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, the vertical integration of distributors and broadcasters, changes in viewer preferences and other developments could impact both the availability and the costs of programming content and the costs of production. Future increases or volatility in programming and production costs could adversely affect the operating results of the Company. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and production and increase competition for advertising expenditures.

We may be adversely affected by variations in the cost of newsprint. In addition, our newspaper operations are labour-intensive, resulting in a relatively high fixed-cost structure.

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2012, the total newsprint consumption of our newspaper operations was approximately 140,300 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 9.4% ($79.8 million) of our News Media segment’s operating expenses for the year ended December 31, 2012. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates if certain thresholds are met and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier expires on December 31, 2014 and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on our Newsprint Supplier for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our Newsprint Supplier or the cessation of operations of our Newsprint Supplier.

In addition, since our newspaper operations are labour intensive and located across Canada, our newspaper business has a relatively high fixed-cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and cable telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including pursuant to exogenous threats, such as natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electricity), could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard networks and established information technology security and survivability/disaster recovery practices, a security breach or disaster or a violation of our internet security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable, Internet access and telephony business, we may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our network, analog and digital programming, and our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our network, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues as well as significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair our cable data services.

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue, or a significant increase in costs of serving those customers could adversely affect our reputation, growth, business, prospects, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including pursuant to business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— Videotron is using a technology for which only a limited offer of handsets is available, which could increase our customer acquisition cost and reduce our competitiveness”.

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

At December 31, 2012, approximately 40% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 98 collective bargaining agreements

We are not currently subject to a labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor provide any assurance that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

We could be impacted by increased pension plan liabilities.

The economic cycle and employee demographics could have a negative impact on the funding of our defined benefit pension plans and the related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust fund. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. This risk is mitigated by policies and procedures instituted by us and our pension committees to monitor investment risk and pension plan funding. It is also mitigated by the fact that some of the Company’s defined benefit pension plans are no longer offered to new employees.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2012, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2012, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $262.9 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars and, therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In these periods, the disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Disruptions in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Longer-term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and the affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. There are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government recently eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Industry Canada.

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

Subject to the realization of various conditions and factors, we may have to record, in the future, asset impairment charges, which could be material and could adversely affect our future reported results of operations and shareholders’ equity.

We have recorded, in the past, asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, continuous weak economic or market conditions, we may be required to record, in accordance with International Financial Reporting Standard (IFRS) accounting valuation principles, a non-cash charge if the financial statement carrying value of an asset is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect our future reported results of operations and shareholders’ equity, although such charges would not affect our cash flow.

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2012, we had $4.4 billion of consolidated long-term debt. Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2012, we had approximately $1 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, as well as our latest financing transactions, refer to Notes 18 and 19 to our audited consolidated financial statements for the year ended December 31, 2012 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our Senior Secured Credit Facilities and the respective indentures governing our outstanding Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	incur indebtedness;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

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

We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding Senior Notes, are dependent upon the cash flow of our existing and future subsidiaries and the distribution of this cash flow to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Videotron has outstanding several series of debt securities and each of Videotron and TVA Group has credit facilities that limit the ability of each to distribute cash to us. In addition, if our existing or future subsidiaries incur additional debt in the future or refinance existing debt, we may be subject to additional contractual restrictions contained in the instruments governing that debt which may be more restrictive than those that we are currently subject to.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of our or their control. If the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, are not sufficient for us, we may not be able to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may be required from time to time to refinance certain of our existing debt at or prior to maturity. Our ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.”

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

If we experience certain change of control events, as specified in the respective indentures governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our outstanding Senior Notes.

In addition, a change of control would be an event of default under our Senior Secured Credit Facilities. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

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

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing each series of our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

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

We are incorporated under the laws of the Province of Québec. Substantially all of our Directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the respective indentures governing each series of our Senior Notes (other than our Canadian-dollar denominated notes), to accept service of process in any suit, action or proceeding with respect to the indentures or such notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of our Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against us or them in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon United States federal or state securities laws against us or against our directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

Although our Senior Notes are referred to as “senior notes,” they are effectively subordinated to our secured indebtedness and structurally subordinated to the liabilities of our subsidiaries.

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. The notes are effectively subordinated to any borrowings under our senior secured credit facilities. In addition, our senior secured credit facilities and the respective indentures governing our Senior Notes and the notes permit us to incur additional secured indebtedness in the future, which could be significant.

Our subsidiaries will not guarantee the Senior Notes and will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. Holders of Senior Notes do not have a claim as a creditor against our subsidiaries. The Senior Notes are, therefore, structurally subordinated to all indebtedness and other obligations of our subsidiaries. In the event of insolvency, liquidation, reorganization, dissolution or other winding up of any such subsidiary, all of such subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of such subsidiary’s assets before the holders of our Senior Notes would be entitled to any payment.

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

Since December 31, 2009, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

We have continued to actively pursue the roll-out of Videotron’s 4G network. As of December 31, 2012, Videotron’s mobile telephony service was available to more than 7 million people across the Province of Québec and in Eastern Ontario. During 2012, we activated 112,058 net new lines on our new advanced mobile network at a pace of approximately 9,338 net new lines per month, bringing our total mobile customer base to 402,636 activated lines.

•

On October 11, 2012, we repurchased 20,351,307 of our common shares held by CDP Capital for an aggregate purchase price of $1.0 billion, paid in cash, and, concurrently, with that transaction, Quebecor purchased 10,175,653 of our common shares held by CDP Capital. Following completion of these transactions, Quebecor’s interest in Quebecor Media increased from 54.7% to 75.4% and CDP Capital’s interest decreased from 45.3% to 24.6%.

•

On October 11, 2012, Quebecor Media issued US$850.0 million aggregate principal amount of its 5 3/4% Senior Notes due 2023 for net proceeds of $820.7 million (net of financing expenses) and $500.0 million aggregate principal amount of its 6  5/8% Senior Notes due 2023 for net proceeds of $493.8 million (net of financing expenses). Quebecor Media used the proceeds of these offerings to finance: (i) the repurchase for cancellation from CDP Capital of 20,351,307 of its common shares for an aggregate purchase price of $1.0 billion, (ii) the redemption and retirement of US$320.0 million aggregate principal amount of its issued and outstanding 7  3/4% Senior Notes due 2016 issued in 2007 and (iii) for the payment of related transaction fees and expenses.

•

On June 21, 2012, following an invitation to tender, Quebecor Media was selected to install, maintain and manage the advertising on Société de transport de Montréal (STM) bus shelters for the next 20 years.

•	In March and April 2012, Quebecor Media repurchased and retired US$260.0 million aggregate principal amount of its 7 3/4% Senior Notes due 2016 issued in 2006.

•

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of its 5% Senior Notes due 2022 for net proceeds of $787.6 million (net of financing expenses). Videotron used the proceeds to repurchase and retire all US$395.0 million aggregate principal amount of its outstanding 6 7/8% Senior Notes due 2014, to fully repay the borrowings under its revolving credit facility, to pay related fees and expenses and the remainder for general corporate purposes.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

Effective February 3, 2012, Sun Media Corporation repaid and terminated its syndicated credit agreement, and its term loan credit facility. Sun Media Corporation’s liabilities no longer include any long-term debt.

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

•	In June, 2011, we acquired a QMJHL franchise, which is now known as L’Armada de Blainville-Boisbriand.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify certain other terms and conditions thereof.

•

On July 5, 2011, Videotron issued $300.0 million aggregate principal amount of its 6 7/8% Senior Notes due 2021 for net proceeds of $294.8 million (net of financing expenses). Videotron used the net proceeds to redeem and retire US$255.0 million in aggregate principal amount of Videotron’s issued and outstanding 6 7/8% senior notes due 2014.

•	On April 18, 2011, we launched Sun News an English-language news and opinion specialty channel.

•

In March 2011, Quebecor Media reached an agreement with Québec City granting Quebecor Media management and naming rights for a 25-year period to the new multipurpose arena/amphitheatre to be built in Québec City. These rights represent a major asset to Quebecor Media that will allow the Company to pursue initiatives to leverage growth and convergence opportunities and to cross-promote its brands, programs and other content. Pursuant to agreements entered into with Québec City in early September 2011, we will implement our business plan for the management of this multipurpose arena.

•	On February 3, 2011, Quebecor Media expanded its distribution network in the Province of Québec and its stable of community newspapers with the acquisition of Les Hebdos Montérégiens’ 15 newspapers.

•

On January 5, 2011, Quebecor Media issued $325.0 million aggregate principal amount of its 7 3/8% Senior Notes due 2021 for net proceeds of $319.9 million (net of financing expenses). Quebecor Media used the net proceeds to effect a contribution (the “QMI Contribution”) to Sun Media and for general corporate purposes. On February 15, 2011, Sun Media used the proceeds of the QMI Contribution to redeem and retire all of its outstanding 7 5/8% Senior Notes due 2013 and to finance the settlement and termination of related hedging contracts.

•	On September 9, 2010, Videotron launched its High Speed Packet Access (“HSPA+”) mobile communication network.

•

In September 2010, Videotron launched illico mobile, a service delivered over its 4G network that provides customers with mobile telephone access to several television and Galaxy Music channels, and to the illico mobile store.

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

Competitive Strengths

Leading Market Positions

In our Telecommunications segment, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron branded stores and kiosks, assist us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. We are the franchisor of the largest chain of video stores in the Province of Québec through our Le SuperClub Vidéotron subsidiary. Sun Media is the largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates) and is Canada’s second largest newspaper publisher in terms of weekly paid average circulation according to statistics published in Newpapers Canada’s “Daily Circulation Report 2011” (the “Newspapers Canada Circulation Data”). In our Broadcasting segment, we are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America in terms of market share.

Diverse Media Platform

Our diverse media platform allows us to extend our market reach and cross-promote our brands, programs and other content. In addition, it allows us to provide advertisers with an integrated solution for local, regional and national multi-platform advertising. We can leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers.

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line or DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand service available on our illico Digital TV, illico web and illico mobile platforms. Customers can interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 78% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as illico TV new generation, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our HSIA offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•

Leverage growth opportunities and convergence of content and platforms. We are the largest private sector French language programming broadcaster in North America, a leading producer of French language programming, the largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates), and a leading English and French language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and broadcasters to our other media platforms, the launch of Sun News which is an addition to Sun Media’s English-language news media and website offering, the transfer of the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing, the creation of Quebecor Media Network and the launch of Le Sac Plus, the sharing of editorial content between our News Media business and QMI Agency, the acquisition of our QMJHL hockey franchise and the broadcast of its games on our TVA Sports channel, and the integration of advertising assets with the creation of our national sales services (“QMI National Sales”) aimed at developing global, integrated and multi-platform advertising and marketing solutions.

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

Telecommunications

Through Videotron we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 78% of the Province of Québec’s approximately 3 million residential and commercial premises.

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

In addition, through our Le SuperClub Vidéotron subsidiary, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 205 retail locations as of December 31, 2012.

Videotron Business Sector is a premier full-service business telecommunications provider serving businesses of small, medium and large size. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Québec. Products and services include Internet, television, cable and mobile telephony services, and business solutions products such as hosting, private network connectivity and audio and video transmission.

We own a 100% voting and 100% equity interest in Videotron.

For the twelve-month period ended December 31, 2012, our Telecommunications operations generated revenues of $2.6 billion and operating income of $1.2 billion. For the year ended December 31, 2011, our Telecommunications operations generated revenues of $2.4 billion and operating income of $1.1 billion.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services, business telecommunications services and video and video games rental services (as franchisor).

Cable Services

Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. In April, 2012, we launched illico TV new generation, offering a new interface with entirely redesigned ergonomics for fluid, intuitive navigation, as well as additional value-added features. We intend to continue to develop and deploy additional added-value services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We generally provide this service at download speeds of up to 60 Mbps. In some portions of the network, we offer download speeds of up to 200 Mbps. As of December 31, 2012, we had 1,387,657 cable Internet access customers, representing 74.8% of our basic customers and 51.4% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 51.7% as of December 31, 2012.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month or choose one of our customized package adding 10, 20 or 30 of their favorite channels to the basic programming. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2012, we had 1,484,589 customers for our digital television service, representing 80.0% of our total basic customers and 55.0% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2012, we had 1,264,862 subscribers to our cable telephony service, representing a penetration rate of 68.2% of our basic cable subscribers and 46.8% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone respectively through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile . We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In March of

2013, we introduced Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these clients subscribe to.

•	Pay-Per-View (Canal Indigo). Canal Indigo is a group of pay-per-view channels that allows our digital customers to order live events and movies based on a pre-determined schedule.

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

As of December 31, 2012, we had 370,392 customers for our analog television service, representing 20.0% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our HSPA+ mobile communication network (4G). As of December 31, 2012, most households and businesses on our cable footprint had access to our advanced mobile services. Prior to launching our HSPA+ network, we had been offering mobile wireless telephony services as a Mobile Virtual Network Operator (“MVNO”) since 2006.

Under an arrangement with Industry Canada, Videotron launched fixed wireless Internet access in selected rural areas of the Province of Québec in December 2011. Powered by our HSPA+ network, this service allows thousands of households and businesses that had no access to high speed cable Internet to benefit from a reliable and professionally installed high speed Internet. As a result, we extended our residential and business Internet footprint to dozens of underserved municipalities across the Province of Québec.

Our strategy in the coming years is to build on our position as a telecommunications leader with our 4G mobile services. With these services, we provide an offering of advanced mobile telecommunications services to consumers and small and medium-sized businesses that are based on effective and reliable technology as well as diverse and convergent content. Our mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information anytime, anywhere.

As of December 31, 2012, there were 402,636 lines activated on our mobile telephony services, representing a year-over-year increase of 112,058 lines (38.6%).

Business Telecommunications Services

Videotron Business Sector is a premier full-service business telecommunications provider. We serve three customer segments: small and medium-sized businesses, large businesses, and telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Québec. Products and services for small and medium-sized businesses are supported by our coaxial technology and our solid expertise in business services. Customized solutions designed to meet customers’ needs incorporating tools such as fiber-optic landlines, high speed Internet access, television, telephony services, website hosting, private network connectivity and audio and video transmission, all based on state-of-the-art technology, are also offered to large businesses and carriers. Videotron also offers mobile communication services, telephony services using our multiple label switching (“MPLS”) network and up to 200Mbps high speed Internet access targeted at small and medium-size businesses using our Hybrid fiber coaxial (“HFC”) network.

Video Rental Services

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 205 retail locations as of December 31, 2012. With the majority of these retail locations offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Jobboom and Réseau Contact

Jobboom.com is a unique web-based employment site with over 2.5 million members as of December 31, 2012. The activities of Jobboom also include Les Éditions Jobboom (a careers book editor) and Jobboom Formation (an internet directory of continuing education services).

RéseauContact.com is the largest French-language dating and friendship website in the Province of Québec.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2012	2011	2010	2009	2008

Homes passed(1)	2,701,242	2,657,315	2,612,406	2,575,315	2,542,859
Cable
Basic customers(2)	1,854,981	1,861,477	1,811,570	1,777,025	1,715,616
Penetration(3)	68.7%	70.1%	69.3%	69.0%	67.5%
Digital customers	1,484,589	1,400,814	1,219,599	1,084,100	927,322
Penetration(4)	80.0%	75.3%	67.3%	61.0%	54.1%
Dial-up Internet Access
Dial-up customers	2,258	2,986	3,851	4,988	6,533
Internet Over Wireless
Internet over wireless customers	7,129	5,644	2,319	—	—
Cable Internet Access
Cable modem customers	1,387,657	1,332,551	1,252,104	1,170,570	1,063,847
Penetration(3)	51.4%	50.1%	47.9%	45.5%	41.8%
Telephony Services
Cable telephony customers	1,264,862	1,205,272	1,114,294	1,014,038	851,987
Penetration(3)	46.8%	45.4%	42.7%	39.4%	33.5%
Mobile telephony lines(5)	402,636	290,578	136,111	82,813	63,402

(1)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic cable customers.
(5)	Prior to September 9, 2010, represents lines under our MVNO service offering.

Industry Overview

Cable Television Industry

Industry Data

Cable television has been available in Canada for more than 50 years and is a well developed market. As of August 31, 2011, the most recent date for which data is available, there were approximately 8.5 million cable television customers in Canada. For the twelve months ended August 31, 2011 (the most recent data available), total industry revenue was estimated to be over $10.9 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and broadened their offerings of products and services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2011	2010	2009	2008	2007	CAGR(1)
	(Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)	10.9	$10.1	$9.2	$8.2	$7.1	11.4%

Basic Cable Customers(2)	8.5	8.3	8.1	7.9	7.7	2.5%

	2012	2011		2010		2009		2008		CAGR(3)
	(U.S. dollars in billions, and homes passed and basic cable customers in millions)
U.S.
Industry Revenue	n/a	US$	97.6	US$	93.7	US$	90.2	US$	86.3	n/a
Homes Passed(4)	131.2		130.3		129.3		125.7		124.2	1.10%
Basic Cable Customers	56.8		58.0		59.8		62.6		63.7	-2.27%
Basic Penetration	43.7%		44.4%		45.5%		49.8%		51.3%	—

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded Canadian annual growth rate from 2007 through 2011.
(2)	Including IPTV since 2008.
(3)	Compounded U.S. annual growth rate from 2008 through 2012.
(4)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable distribution network in a given cable system service area in which the programming services are offered.

Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We now offer 421 channels on our digital platform (82 in HD), including 224 English-language channels, 100 French-language channels, 10 time-shifting channels, 65 radio/music channels and 25 others.

Many programming services have converted to high-definition format and HDTV programming is steadily increasing. We believe that the availability of HDTV programming will continue to increase significantly in the coming years and will result in a higher penetration level of digital distribution.

Our strategy over the coming years will be to continue the expansion in our offering and to maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers. In addition, we will continue working on the expansion of our added-value products, such as video-on-demand, digital television interactive content and certain content, such as certain sporting events, movies and documentaries, using new 3D technologies.

Mobile Telephony Industry

In terms of wireless penetration rate (i.e., the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. Based on The Netsize Guide 2011: Truly mobile, Canada occupies the fortieth position out of forty-one countries in terms of wireless penetration. Comparatively, according to Global Mobile Statistics, the United States had a penetration rate of 94.1% as of November 30, 2011, while Europe’s overall penetration rate reached 120%. As of September 30, 2012, the Province of Québec had a penetration rate under the Canadian average (67.8% vs 77.8% according to the CRTC).

The wireless spectrum auction completed in July 2008 has brought new players onto the market, which led to lower prices for customers. To respond to this new offer, traditional incumbents launched, or have operated for some time, low-price subsidiaries. As of September 30, 2012, incumbents were still dominant in the industry in Canada, with market share of approximately 90% in the Province of Québec, according to internal estimates.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of December 31, 2012, there were more than 26.0 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2012, the average monthly invoice on recurring subscription fees per customer was $98.80 and approximately 79.0% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2012, our cable systems consisted of 30,126 km of fibre optic cable and 45,444 km of coaxial cable, passing approximately 2.7 million homes and serving approximately 2.1 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 78% of households and, according to our estimates, more than 75% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the HFC network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of fibre optic cable with coaxial cable. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area and in the Greater Québec City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2017.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.7% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Mobile Telephony

During 2012, we continued our HSPA + network expansion and densification plan throughout the Province of Québec and over the Greater Ottawa Area. As of December 31, 2012, our network reached approximately 89% of the population of the Province of Québec and most of our cable homes passed, allowing the vast majority of our potential clients to have access to advanced mobile services from Videotron. The majority of our towers and antennas are linked through our fibre-optic network using a MPLS protocol, and our network was built and designed to support important customer growth in coming years.

With the introduction of a new technology called Dual-Carrier technology in August 2011, our HSPA+ mobile communication network (4G) allows data transmission speeds up to 42 Mbps.

Our strategy in the coming years is to build on our position as a telecommunication leader with our 4G mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as Long Term Evolution-Advanced (“LTE 4G”) are appearing. We also expect to continue to expand our offer of handset devices in 2013.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, develop of new services and continue growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services;

•	encourage our clients to migrate from analog to digital television using attractive incentives;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behaviour;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, our Videotron branded stores and kiosks, Archambault stores and third-party commercial retailers;

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

Our programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, and the concentration of broadcasters following recent acquisitions in the market.

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources. Our introduction of Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content aims to reduce the effect of competition from alternative delivery sources.

•

Direct Broadcast Satellite. DBS is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or sidemounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL services.

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

•

Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in the Province of Québec, which used to control a significant portion of the telephony market in the Province of Québec, and the other VoIP telephony service providers and mobile wireless telephone service providers.

•

Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet system to competitive Internet service providers at mandated rates.

News Media

Our newspaper publishing operations, which we conduct through our Sun Media operating subsidiary, are the largest newspaper publisher in Canada based on total paid and unpaid circulation, according to management estimates. With a 23.3% average market share, our newspaper publishing operations are the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to the Newspapers Canada Circulation Data. As of December 31, 2012, our News Media segment published 36 paid-circulation dailies, six free commuter dailies and 229 community weekly newspapers, magazines, buyers guides, farm publications and other specialty publications. Our publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. As of December 31, 2012, the combined weekly circulation of our News Media segment’s paid and unpaid newspapers was approximately 14.2 million copies, according to internal statistics.

In the second quarter of 2011, all of the internet portals that were formally owned by Canoe Inc. were transferred to Sun Media (other than Réseau Contact and Jobboom which were transferred to Videotron), including the Canoe Network, which logs over 10.3 million unique visitors per month in Canada, including more than 5.1 million in the Province of Québec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2012).

Our News Media segment is also engaged in the distribution of newspapers, magazines, inserts and flyers; commercial printing and related services to third-parties through our national network of printing and production facilities.

Quebecor Media continues the development of its News Media segment in order to broaden its revenue streams. In this regard, the QMI Agency established two newsrooms in Montréal and Toronto, creating multiplatform teams for event coverage, and centralizing photo coverage across Canada. Since July 1, 2010, the QMI Agency has been the main supplier of general Canadian news content to our media properties. In addition, we continue to leverage our printing capacities and distribution services with Quebecor Media Network which offers flyer printing and distributing across Canada.

Quebecor Media owns 100% of the voting and equity interests of Sun Media.

For the year ended December 31, 2012, our News Media operations generated revenues of $960.0 million and operating income of $115.1 million, with 67.2% of these revenues derived from advertising, 17.1% from circulation, 4.5% from digital revenues and 11.2% from commercial printing and other revenues. For the year ended December 31, 2011, our News Media operations generated revenues of $1.02 billion and operating income of $150.1 million, with 69.0% of these revenues derived from advertising, 16.8% from circulation, 4.3% from digital revenues and 9.9% from commercial printing and other revenues.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas. As of December 31, 2012, our News Media Segment’s combined average weekly circulation (paid and unpaid) was approximately 14.2 million copies, according to internal statistics. According to the Newspapers Canada Circulation Data, Sun Media’s 23.3% market share of paid weekly circulation for Canadian daily newspapers makes our newspaper publishing operations the second largest newspaper publisher in Canada in terms of weekly paid average circulation.

According to the Newspapers Canada Circulation Data, there are approximately 95 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 95 paid circulation daily newspapers, 21 have average weekday circulation in excess of 50,000 copies. These include 15 English-language metropolitan newspapers, four French language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper publishers may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

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

Advertising and Circulation

Advertising revenue is the largest source of revenue for our News Media operations, representing 67.2% of our newspaper operations’ total revenues in 2012. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

The principal categories of advertising revenues in our newspaper operations are classified, retail and national advertising. Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate, which appear in the classified section of our newspapers. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis, and sold through our national sales force.

In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional lineage in these special editions.

We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2012, our top ten national advertisers accounted for approximately 11.4% of the total advertising revenue and approximately 7.6% of the total revenue of our News Media segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 17.1% of total revenues of our News Media segment in 2012. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except the London Free Press, which does not publish a Sunday edition. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are targeting editorial content to identified groups through the introduction of niche products, and in recent years we have launched e-editions of a number of our newspapers.

Digital revenues represented 4.5% of total revenues for our News Media segment in 2012. Digital revenues are generated from advertising on our websites, digital subscriptions to the e-editions of our newspapers and more recently through paywalls launched in our urban daily newspaper websites. Our News Media segment operates over 200 websites, which include publication websites to complement each of its urban and community paid daily newspaper publications. Revenues from digital products represent a potential growth opportunity for our News Media operations. To this end, in 2012, the News Media segment completed an overhaul and re-launch of its paid urban daily and English community websites to improve the look and feel of our publication websites while at the same time standardizing their format and design. Our strategy is to increase our digital revenues by improving the user’s overall experience by offering rich and visually-appealing content, including photo galleries and video clips, as well as improved navigation and functionalities, which in turn should increase traffic to our websites and provide advertisers with compelling media platforms on which to reach their target audience.

In the third quarter of 2012, Sun Media announced a strategic redesign of its operating structure, including the reorganization of its editorial, advertising and industrial operations into pillars and away from its traditional management-by-publication structure. Concurrent with this announcement, Sun Media appointed new leaders for each of its respective pillars and realigned its management structure with a focus on relationships with the media community – being our readers, advertisers, business opportunities and sales. In addition, the News Media segment announced the elimination of approximately 500 positions throughout its organization, including the closure of two production facilities in Ottawa and Kingston, Ontario, as well as the closure or merger of several unprofitable newspaper publications that were not considered a strategic fit to the News Media segment. The objective of these and other optimization initiatives, when completed, is to deliver more than $45.0 million annualized cost savings and to further streamline and optimize the segment’s operations to focus on its core competencies.

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

Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Québec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal, Ottawa Sun and 24 Heures (Montréal), as well as a number of our Québec community publications are printed in Mirabel, Québec.

The Urban Daily Group

Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and one free weekly publication.

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

As of December 31, 2012, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group had a circulation of approximately 5.1 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank® Inc. According to the 2011 NADbank® study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank® Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists Sun Media’s paid daily newspapers and their respective readership in 2011 as well as their market position by weekly readership during that period, based on information provided in the NADbank® Study:

	2011 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP (1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Journal de Montréal	617,300	407,900	597,900	1st
Journal de Québec	201,800	127,900	187,300	1st
Toronto Sun	589,400	672,500	642,400	2nd
London Free Press	143,600	n/a	152,400	1st
Ottawa Sun	86,600	74,000	128,200	2nd
Winnipeg Sun	87,600	77,700	120,900	2nd
Edmonton Sun	126,100	134,800	158,200	2nd
Calgary Sun	120,200	126,500	158,500	2nd

Total Average Readership	1,972,600	1,621,300	2,145,800

(1)	Based on paid weekly readership data published by the NADbank® Study.

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

The following table presents the average daily paid circulation of the Journal de Montréal for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Journal de Montréal
Saturday	248,800	256,400	271,600
Sunday	227,700	232,500	236,900
Monday to Friday	233,700	234,000	242,200

Source: Internal Statistics

Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Québec is Le Soleil. Its website is accessible at www.lejournaldequebec.com.

The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Journal de Québec
Saturday	114,100	116,800	113,000
Sunday	98,900	103,400	98,800
Monday to Friday	100,500	100,800	96,300

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

The following table presents the average daily paid circulation of the Toronto Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Toronto Sun
Saturday	138,300	141,400	149,100
Sunday	177,500	193,800	247,200
Monday to Friday	161,600	166,300	180,200

Source: Internal Statistics

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily newspaper in its market and is published six days a week, Monday through Saturday. Its website is accessible at www.lfpress.com.

The following table reflects the average daily paid circulation of the London Free Press for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
London Free Press
Saturday	75,300	77,600	81,400
Monday to Friday	69,500	70,600	73,000

Source: Internal Statistics

Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank®Study. It competes daily with the English-language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit. Its website is accessible at www.ottawasun.com.

The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Ottawa Sun
Saturday	33,000	34,800	37,900
Sunday	36,700	37,200	40,800
Monday to Friday	41,500	43,700	44,700

Source: Internal Statistics

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press. Its website is accessible at www.winnipegsun.com.

The following table reflects the average daily paid circulation of the Winnipeg Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Winnipeg Sun
Saturday	23,300	28,400	34,000
Sunday	24,600	30,100	33,500
Monday to Friday	23,000	28,200	34,800

Source: Internal Statistics

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal. Its website is accessible at www.edmontonsun.com.

The following table presents the average daily paid circulation of the Edmonton Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Edmonton Sun
Saturday	40,600	43,100	49,200
Sunday	57,200	53,500	58,800
Monday to Friday	41,900	45,800	51,400

Source: Internal Statistics

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald. Its website is accessible at www.calgarysun.com.

The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Calgary Sun
Saturday	44,900	47,100	46,800
Sunday	54,600	56,600	60,900
Monday to Friday	42,700	45,700	45,700

Source: Internal Statistics

Free daily newspapers

Sun Media publishes free daily commuter publications in six urban markets including Toronto, Montréal, Vancouver, Ottawa, Calgary, and Edmonton. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications:

	Year ended December 31,
FREE DAILY COMMUTER PUBLICATIONS	2012	2011	2010
24 Hours — Toronto	247,100	238,600	246,300
24 Heures — Montréal	159,100	153,200	151,500
24 Hours — Vancouver	118,100	123,100	123,000
24 Hours — Calgary	34,500	37,000	36,000
24 Hours — Edmonton	40,200	35,900	35,800
24 Hours — Ottawa	34,100	35,200	34,600

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

The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, our efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in order to leverage synergies and convergence among our subsidiaries, we have launched e-editions of a number of Sun Media’s newspapers, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary), we have created Quebecor Media Network which offers advertisers the full range of services from printing to the distribution of advertising materials, including Le Sac Plus, and our News Media business is sharing editorial content with QMI Agency. In addition, with the creation of QMI National Sales, we have integrated our advertising assets to offer our clients global, integrated and multiplatform advertising and marketing solutions. In 2012, we completed an overhaul and re-launch of our Urban Daily and English Community publication websites to improve the look and feel of our publication websites while at the same time standardizing their format and design.

We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of Sun Media’s Urban Daily Group.

The Community Newspaper Group

Sun Media’s Community Newspaper Group consists of 28 paid daily community newspapers, 201 community weekly newspapers and shopping guides, and 27 agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2012 was approximately 4.2 million free copies and approximately 1.6 million paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2012:

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION
The Standard	St. Catharines, Ontario	25,200
The Kingston Whig-Standard	Kingston, Ontario	20,500
The Expositor	Brantford, Ontario	15,100
Niagara Falls Review	Niagara Falls, Ontario	13,700
The Sault Star	Sault Ste Marie, Ontario	12,400
The Tribune	Welland, Ontario	12,200
The Sudbury Star	Sudbury, Ontario	12,100
The Peterborough Examiner	Peterborough, Ontario	11,900
The Observer	Sarnia, Ontario	11,400
The Sun Times	Owen Sound, Ontario	11,300
North Bay Nugget	North Bay, Ontario	11,000
Cornwall Standard Freeholder	Cornwall, Ontario	9,300
The Intelligencer	Belleville, Ontario	8,300
The Recorder & Times	Brockville, Ontario	7,800
The Chatham Daily News	Chatham, Ontario	7,100
Beacon Herald	Stratford, Ontario	7,100
The Daily Press	Timmins, Ontario	6,000
Simcoe Reformer	Simcoe, Ontario	5,200
The Barrie Examiner	Barrie, Ontario	4,700
Packet & Times	Orillia, Ontario	4,700
Daily Herald Tribune	Grande Prairie, Alberta	4,200
Sentinel-Review	Woodstock, Ontario	4,100
The Daily Observer	Pembroke, Ontario	3,800
St. Thomas Time-Journal	St. Thomas, Ontario	3,700
Northumberland Today	Northumberland, Ontario	3,600
Kenora Daily Miner & News	Kenora, Ontario	2,100
Fort McMurray Today	Fort McMurray, Alberta	1,900
Portage Daily Graphic	Portage La Prairie, Manitoba	1,500

Total Average Daily Paid Circulation		241,900

Source: Internal Statistics

(1)	The listed newspapers are published at least five days per week, except for the Kenora Daily Miner & News, Portage Daily Graphic and North Bay Nugget, which are published four days per week.

The number of community publications presented on a regional basis is as follows:

Province	Number of Publications
Ontario	122
Québec	76
Alberta	40
Manitoba	13
Saskatchewan	4
New Brunswick	1

Total Publications	256

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

Other Operations

Commercial Printing

Our national network of production and printing facilities enables us to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include ten printing facilities for its urban and community daily publications and seven other printing facilities operated by the Sun Media’s Community Newspaper Group in four provinces. Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Québec.

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

Distribution Network

Quebecor Media Network distributes dailies, weeklies, magazines and print media and reaches approximately 200,000 households and 14,000 retail outlets through its operations in the Province of Québec. Moreover, we continue to leverage our printing capacities and distribution services with Quebecor Media Network which offers flyer printing and distributing across Canada. In addition to distributing all Quebecor Media community newspapers in the Province of Québec, Le Sac Plus door-knob bag contains advertising materials, such as flyers, leaflets, product samples, and other value-added promotions every week.

Television

Sun News was launched in April 2011 and offers comprehensive coverage of the events that impact Canadian society and the country’s political and economic life. Sun News General Partnership is a partnership owned by Sun Media (51%) and TVA Group (49%). For additional information see “— Broadcasting” below.

Internet/Portals

The Canoe Network includes information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English and French speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of the Canoe Network’s annual revenues.

Media Properties

The News Media segment operates the following portals and destination sites:

•	Canoe Network (canoe.ca), a bilingual portal with more than 374 million page views in December 2012, according to internal statistics;

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

•

Canoeclassifieds.ca, Vitevitevite.ca (formerly canoeclassees.ca) and our recently launched local classified sites attached to our large urban newspaper brands, through which visitors can view more than 130,000 classified ads, reaching potential purchasers across the country by integrating more than 250 dailies and community newspapers;

•

YourLifeMoments.ca, Sun Media’s premier site for announcing, celebrating, sharing all of life’s special moments. YourLifeMoments.ca publishes an average of 2,000 announcements every week from over 250 dailies and community newspapers and is the leader in Canada in this niche market; and

•

Micasa.ca, one of the leading real-estate listing sites in the Province of Québec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners.

In the second quarter of 2011, all of the internet portals that were formerly owned by Canoe Inc. (other than Réseau Contact and Jobboom which were transferred to Videotron) were transferred to Sun Media, including the Canoe Network, which logs over 10.3 million unique visitors per month in Canada, including more than 5.1 million in the Province of Québec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2012).

Seasonality and Cyclicality

Canadian newspaper publishing companies operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically our strongest quarters, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been our weakest quarter.

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

Raw Materials

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2012, the total newsprint consumption of our newspaper operations was approximately 140,300 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 9.4% ($79.8 million) of our News Media segment’s operating expenses for the year ended December 31, 2012. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

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

Broadcasting

Through TVA Group, we operate the largest private French-language television network in North America as well as 8 specialty services. Also through TVA Group, we hold minority interests in Sun News General Partnership and in the specialty channel Evasion. According to data published by the BBM People Meters (which is based on a measurement methodology using audimetry), we had a 32.2% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2012 through December 31, 2012 and according to the Canadian TVB Report for the period from January 1, 2012 through November 30, 2012, our share of the Province of Québec’s French-language broadcast television advertising market was 41.5%.

For the period from January 1, 2012 through December 31, 2012, we aired thirteen of the fifteen most popular TV programs in the Province of Québec, including Céline Dion… sans attendre, Le Banquier-Spécial Halloween and Star Académie 2012. In addition, for the same period in 2012, the Réseau TVA (“TVA Network”) had 23 of the top 30 French-language prime time television shows in the Province of Québec, according to BBM People Meter data. Since May 1999, the TVA Network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

TVA Group also publishes 75 magazines, making it Quebec’s largest publisher of French-language magazines. TVA Group also offers custom publishing, commercial printed production services and premedia services that promote customers’ trademarks through print media.

As at December 31, 2012, we own 51.45% of the equity and control 99.97% of the voting power in TVA Group.

For the twelve months ended December 31, 2012, our Broadcasting operations generated revenues of $461.1 million and operating income of $38.1 million. For the year ended December 31, 2011, our Broadcasting operations generated revenues of $445.5 million and operating income of $50.5 million.

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

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2012:

Network	Share of Province of Québec Television
TVA Network	23.7%
Société Radio-Canada	11.8%
V	8.6%
TVA Group’s French language specialty TV	8.5%
Various French language specialty and pay cable TV	37.3%
Others	10.1%

Source: BBM People Meters 2012 for the period between January 1, 2012 and December 31, 2012.

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

TVA Group’s website is accessible at groupetva.ca.

Specialty Broadcasting

Through various subsidiaries, we control or participate in the following 10 specialty services: LCN, a French-language all news service, Évasion, a French-language travel and tourism service, Argent, a French-language economic, business and personal finance news service, addikTV, a national French-language specialty television service devoted to mystery and suspense programming, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, Moi&cie (formerly “Mlle”), a French-language specialty television service dedicated to style, beauty and the well-being of Québec women, CASA, a French-language specialty television service devoted to home-improvements, do-it-yourself and cooking, YOOPA, a French-language specialty television service aimed exclusively at preschoolers, TVA Sports, a French-language specialty television service devoted to sports, and Sun News, a national English-language specialty television service focused on news and opinion. Each of TVA Group’s specialty channels has its own dedicated website.

Type of Service	Language	Voting Interest
Category A Digital Specialty Services:
• addikTV	French	100.0%
• Argent (LCN—Affaires)	French	100.0%
• Évasion	French	8.3%

Type of Service	Language	Voting Interest
Category B Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
• Moi&cie (formerly “Mlle”)	French	100.0%
Category C Digital Specialty Services:
• LCN — Le Canal Nouvelles	French	100.0%
• TVA Sports	French	100.0%
• Sun News	English	49.0%*

*	On June 30, 2012, TVA Group sold a 2% interest in SUN News to Sun Media Corporation, an affiliated company.

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2012, we derived approximately 70% of our advertising revenues from national advertisers and 30% from regional and local advertisers.

Programming

We produce a variety of French language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A majority of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1,600 hours of original programming from January 1, 2012 through December 31, 2012, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Publishing Activities

TVA Publications Inc. (“TVA Publications”) publishes 75 titles (which include its regular publications, special issues and seasonal publications). Its principal magazines focus on five main market niches: entertainment, women, decoration, services and customized publishing. According to the Audit Bureau of Circulations, TVA Publications represented approximately 69% of newsstand sales of French language magazines in the Province of Québec as of December 31, 2012. TVA Publications is the leading magazine publisher in the Province of Québec and we expect to leverage its focus on entertainment across our television and Internet programming.

Leisure and Entertainment

Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gifts and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music and ebooks through the archambault.ca e-commerce site, distribution of CDs, DVDs and Blu-ray discs (through Select, a division of Archambault Group), online music distribution by way of file transfer and streaming music service (through Select Digital, a division of Archambault Group), music recording and video production (through Musicor, a division of Archambault Group), the recording of live concerts, the production of live-event video shows and television advertising (through Les Productions Select TV Inc., a subsidiary of Archambault Group) and the production of music shows and concerts (through Musicor Spectacles, a division of Archambault Group). Through its production capacity made possible with Musicor Spectacles and Les Productions Select TV, Archambault Group is now fully integrated in Canada’s music industry, as a producer of a wider offering of media solutions, and a growing participant in the live-event production industry.

We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc. (“CEC Publishing”), 16 general literature publishers under the Groupe Sogides Inc. (“Sogides Group”) umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”), the exclusive distributor for approximately 170 Québec and European French-language publishers.

For the year ended December 31, 2012, the Leisure and Entertainment segment generated revenues of $292.5 million and had an operating income of $13.1 million. For the year ended December 31, 2011, the revenues of our Leisure and Entertainment segment totalled $312.9 million and operating income totalled $26.6 million.

Cultural Products Production, Distribution and Retailing

Archambault Group is one of the largest chains of music and book stores in the Province of Québec with 16 retail locations, consisting of 15 Archambault megastores and one Paragraph bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its website archambault.ca. Archambault Group also operates music and books downloading services with per-item fees and offers streaming music service through zik.ca.

Archambault Group, through Select, is also one of the largest independent music distributors in Canada with 25% of the Province of Québec market and 62% of the Province of Québec French market. Select has a catalogue of over 6,900 different CDs, LPs or other audio formats and 1,150 DVDs, VHS or other video formats, a large number of which are from French speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 140,500 songs available through 196 retailers worldwide.

Book Publishing and Distribution

Through Sogides Group (which is comprised of 16 publishing houses: six in Librex Group Inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Publistar and Les Éditions Québec-Livres, six in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour Éditeur, Utilis, Les Presses Libres, Petit Homme and La Griffe and four in Le Groupe Ville-Marie Littérature inc., namely Les Éditions de l’Hexagone, VLB Éditeur, Typo and Les Éditions La Bagnole) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2012, we published or reissued a total of 633 titles in paper format and 666 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 174 Québec and European French-language publishers. We distribute French-language books to approximately 3,000 retail outlets in Canada. In addition, Messageries ADP distributes approximately 6,500 digital books.

Ownership

We own 100% of the issued and outstanding capital stock of Archambault Group, CEC Publishing and Sogides Group.

Interactive Technologies and Communications

Through Nurun, we provide interactive communication and technology services in North America, Europe and China. Nurun helps companies and other organizations develop innovative interactive products, including interface design, technical platform implementation, which includes e-commerce, online marketing programs, client relationships and social media strategy. Nurun’s clients include organizations and multinational corporations such as L’Oréal, Groupe Danone, Jean Coutu Group, Tag Heuer, Videotron, Home Depot, Google, Sony, McDonald’s, Walmart Canada, Pirelli, Sky Italy BBVA and the Government of Québec.

For the year ended December 31, 2012, our Interactive Technologies and Communications segment (including Odopod) generated revenues of $145.5 million and operating income of $9.8 million. For the year ended December 31, 2011, our Interactive Technologies and Communications segment generated revenues of $120.9 million and operating income of $7.9 million.

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

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example, Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation will require certain subsidiaries of Quebecor Media, specifically Videotron, to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different categories of products commercialized by companies to which this regulation applies. Starting in 2015, penalties will be imposed upon those companies which fail to achieve the recovery targets set forth in the regulation and will vary as a function of the amount of products commercialized and the actual recovery rates of the company, with potential penalties reaching up to $600,000 annually and with fines for non compliance ranging between $5,000 and $250,000.

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

C - Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of December 31, 2012 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the bottom indicates the percentage of voting rights held).

Quebecor, a communications holding company, owns 75.4% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of CDPQ, owns the other 24.6% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The CDPQ is one of Canada’s largest pension fund managers.

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

News Media

Sun Media’s principal business offices are located at 612 St-Jacques Street, Montreal, Québec, Canada, H3C 4M8.

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our newspaper operations. No other single property currently used in our News Media segment exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Islington, Ontario 2250 Islington Avenue	Operations building, including printing plant — Toronto Sun 24 Hours (Toronto)	546,900

Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Journal de Montréal 24 Heures (Montréal)	235,000

London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	146,900

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	90,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Journal de Québec	74,000

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun and Head Office (leased until 2020)	71,700

Montréal, Québec 4545 Frontenac Street (2)	Operations building — Journal de Montréal	102,200

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	63,000

Address	Use of Property	Floor Space Occupied (sq. ft.)

St. Catharines, Ontario 17 Queen Street	Operations building — St. Catharines Standard	56,300

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	50,700

Television Broadcasting

Our television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard East in a complex of four buildings owned by us which represent a total of approximately 600,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski, and Sherbrooke for local broadcasting and lease space in Longueuil for TVA Publications.

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

E - Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act (Canada)

On June 29, 2012, the Government of Canada’s omnibus budget implementation bill (C-38) received Royal Assent. Included in the bill were provisions to exempt telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues from foreign investment restrictions under the Telecommunications Act (Canada). Companies that are successful in growing their market shares in excess of 10 percent of total Canadian telecommunications market revenues other than by way of merger or acquisition will continue to be exempt from the restrictions.

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

“Diversity of Voices”

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices,” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings (“BDUs”). This Notice operates in tandem with the CRTC’s other policies with respect to the common ownership of over-the-air (“OTA”) television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations which came into force in 1998 (the “1998 Regulations”), apply to broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition among broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The 1998 Regulations introduced important new rules, including the following:

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

•

Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. Moreover, distributors were required to contribute 1.5% of their gross annual broadcast revenues to the Local Programming Improvement Fund (LPIF). However, following the public hearing to review the CRTC’s policies and regulations relating to the LPIF, the CRTC published, on July 18, 2012, Broadcasting Regulatory Policy CRTC 2012-385 whereby the CRTC found that it would be inappropriate to maintain the LPIF in the long term. Therefore, in order to mitigate the effects of eliminating this source of funding for local stations, the CRTC will phase out the fund over the next two broadcast years. Specifically, the CRTC reduced the contribution rate from 1.5% to 1% for the 2012-2013 broadcast year. Moreover, the CRTC will, for the 2013-2014 broadcast year, reduce the contribution rate to 0.5%; and as of September 1, 2014, discontinue the LPIF. Further, the CRTC directed all licensed broadcasting distribution undertakings (BDUs) to file a report in order to describe the measures they have taken or will take, commencing September 1, 2012, to reduce subscriber bills by amounts corresponding to the reduction of the LPIF contribution, including evidence that they have notified subscribers concerning these reductions. Accordingly, Videotron filed its compliance report on September 17, 2012.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units. In Broadcasting Regulatory Policy CRTC 2011-774, the Commission found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing broadcasting distribution undertakings to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties. If the inside wire configuration resembles that in a multi-unit dwelling, the CRTC would expect that the established $0.52 per subscriber per month rate would be reasonable. If parties cannot come to an agreement, either party may apply to the CRTC for dispute resolution.

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

Complaint related to third-party access to TVA VOD content

On January 26, 2011, in Decision CRTC 2011-48, the CRTC set out its findings on complaints filed by TELUS and Bell concerning exclusive TVA content on Videotron’s illico-on-Demand service. The CRTC’s finding set out certain remedies and requirements, including that TVA programs distributed on VOD must be provided without delay to TELUS and to Bell and that the parties negotiate an agreement for the provision of TVA programming by VOD services or agree on a process for determining a reasonable fee and reasonable terms and conditions for the provision of TVA programming by third-party VOD services. In November 2011, Bell and TVA agreed on the terms and conditions pursuant to which TVA programs will be made available, thus ending the complaint. The negotiations with TELUS were suspended.

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith (to protect Canadians from losing a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.)

On July 26, 2012, the CRTC published Broadcasting Regulatory Policy CRTC 2012-407 and announced amendments to the Television Broadcasting Regulations, 1987, the Pay Television Regulations, 1990, the Specialty Services Regulations, 1990, and the Broadcasting Distribution Regulations. These amendments, related to the distribution of Category B services, the “no head start” rule, the prohibition against tied selling, the standstill provisions and dispute resolution provisions, implement determinations made by the CRTC in Regulatory framework relating to vertical integration, Broadcasting Regulatory Policy CRTC 2011-601, September 21, 2011.

On July 26, 2012, the CRTC published Broadcasting Order CRTC 2012-408. The CRTC amended the terms and conditions of the exemption order for terrestrial broadcasting distribution undertakings serving fewer than 20,000 subscribers. These amendments implement determinations made by the CRTC in Regulatory framework relating to vertical integration, Broadcasting Regulatory Policy CRTC 2011-601, September 21, 2011.

Acquisition of Astral Media Inc. by BCE Inc.

The CRTC held hearings in September 2012 (CRTC’s Broadcasting Notice of Consultation CRTC 2012-370) with regards to an application filed by BCE Inc., on behalf of Astral Media inc. and its licensed broadcasting subsidiaries, for authority to change the effective control of Astral’s broadcasting undertakings so that it is exercised by BCE Inc. A group of industry participants, including the Company, opposed the transaction on the basis that it would be prejudicial to the Canadian broadcasting system since it would cause the market to be too concentrated and would lessen competition. Consequently, it would reduce consumer choice and result in price increases.

On October 18, 2012, the CRTC published Broadcasting Decision CRTC 2012-574, in which it denied BCE’s application as it was not convinced that the transaction would provide significant and unequivocal benefits to the Canadian broadcasting system and to Canadians sufficient to outweigh the concerns related to competition, ownership concentration in television and radio, vertical integration and the exercise of market power.

On November 19, 2012, Astral Media and BCE announced that they had amended their arrangement agreement and submitted a new proposal to the CRTC for approval of Bell’s acquisition of Astral. On March 6, 2013, The CRTC published the Broadcasting Notice of Consultation CRTC 2013-106 in relation to the second application by Astral for authority to change its effective control, and control of its licensed broadcasting subsidiaries, to BCE Inc. The deadline for submitting interventions is April 5, 2013 and a public hearing will be held as of May 6, 2013.

Digital transition

As a result of Broadcasting Regulatory Policy CRTC 2011-198, on September 1st, 2011, the transition to digital television broadcasting occurred in major markets of Canada. Consequently, a majority of analog transmitters were shut down approximately on the same date.

VOD Conditions of licence

On May 17, 2012, in its Broadcasting Decision CRTC 2012-292, the CRTC renewed the broadcasting licence for Videotron VOD undertaking (illico sur demande) until August 31, 2014, by referring, notably, to the standard conditions of license for VOD undertakings established in Broadcasting Regulatory Policy CRTC 2011-59.

In Broadcasting Regulatory Policy CRTC 2011-59, the CRTC established standard conditions of license to video-on-demand (“VOD”) undertakings pursuant to which exclusive programming rights were prohibited.

New media broadcasting undertakings

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

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media,” the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On July 7, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities. On February 9, 2012, the Supreme Court of Canada subsequently upheld the Federal Court of Appeal’s decision.

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

In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2012 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%. For 2013, SOCAN is seeking an increase to 2.1% which has been opposed by Videotron and the industry.

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

In March 2004, the Copyright Board certified SOCAN’s Tariff 2.A.

SOCAN filed new proposed tariffs with the Copyright Board for the years 2008 through 2012. SOCAN is not seeking any increase or modifications to the current tariff. The royalties are likely to be maintained at 1.9% for the years 2008 through 2012, and a station still has the option to opt out of the traditional blanket license, but on a monthly basis. This election is allowed only twice in each calendar year. For 2013, SOCAN is seeking an increase to 2.1% which has been opposed by TVA Group and the industry.

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

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2013 that proposes to maintain those rates.

For its part, Re:Sound filed a proposed Pay Audio Tariff for the period 2012-2013 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. The proposed rates have been opposed.

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

The certified tariffs, which resulted from those two decisions, cover a number of years (2005 to 2006 for the CSI Tariff and 1996 to 2007 for the SOCAN Tariff) and establish different formulae for the calculation of royalties payable by online music services that only offer on-demand streams or limited downloads with or without on-demand streams. With respect to services that offer permanent downloads, the combined royalty payable is 11% of the amount paid by the consumer for the download, subject to a minimum of 5.6¢ per permanent download within a bundle of 13 or more files and a minimum of 7.4¢ per permanent download in all other cases. In June 2009, CSI and SOCAN filed proposed tariffs which would double the royalty. The new tariffs have been contested by the industry. In July 2012, the Supreme Court of Canada rendered decisions that clarify the scope of the Copyright Act (Canada), namely, that permanent download of music and short previews are not subject to a copyright royalty, but music streaming is. It is expected that the Copyright Board will change the applicable Tariffs in light of the decisions.

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

In July 2012, the Supreme Court of Canada issued decisions in five copyright cases in which the court ruled that songwriters and music publishers (represented by SOCAN) are not entitled to royalties for certain downloads and samples. Pursuant to those rulings, the industry has requested a refund of the royalties paid and the annulment of Tariff 24. It is expected that this matter will continue to be litigated.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act (Canada) received royal assent. The amendments clarify ISPs’ liability by putting in place a notice and notice process (i.e., copyright infringement notices must now be sent to the Internet end-users by ISPs).

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

In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. On March 22, 2010, in Broadcasting Regulatory Policy CRTC 2010-167, the CRTC referred the question of its jurisdiction on a proposed regime for value for signal to the Federal Court of Appeal. On February 28, 2011, the Federal Court of Appeal rendered its decision determining that the CRTC has the power to establish a system to enable private local television stations to choose to negotiate with broadcasting distribution undertakings a fair value in exchange for the distribution of the programming services broadcast by those stations. An appeal was filed to the Supreme Court of Canada. The decision of the Supreme Court of Canada, published on December 13, 2012, determined that the Broadcasting Act may not be interpreted as authorizing the CRTC to implement the proposed value for signal regime.

Renewal of TVA’s licences

Following the public hearing held by the CRTC with regards to the renewal of TVA’s licences (TVA network and associated conventional television stations, along with several TVA specialty services), the CRTC published, on April 26, 2012, the Broadcasting Decision CRTC 2012-242 including, notably, the following determinations:

•

The Commission imposed a condition of licence to the effect that TVA shall, in each broadcast year, devote to the acquisition of or investment in Canadian programming at least 80% of the current broadcast year’s programming expenditures of the network and all conventional television stations of TVA. Moreover, the CRTC did not consider it necessary to impose a condition of licence with respect to either the broadcast of priority programs or to programs of national interest (PNI).

•

The CRTC chose to continue to require for the local TVA station in Quebec City, that, of the 18 hours of local programming per broadcast week, 9 hours must focus specifically on the Quebec region, including the 5 hours and 30 minutes of local newscasts (including two newscasts on weekends). The CRTC deemed it unnecessary that the remaining 3 hours and 30 minutes be broadcast exclusively in the local Quebec market and considered that it may be broadcast on the TVA network.

•	The CRTC chose to maintain the current Canadian programming expenditures (CPE) requirement for Addik TV at 40%.

The conditions of licence came into force on September 1, 2012 and will remain applicable until August 31, 2015.

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

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structures of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Videotron’s agreement with Hydro-Québec, by far the largest of the hydro-electric companies, expired in December 2012. Negotiations are under way toward renewing this agreement.

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

Right to Access to Municipal Rights-of-Way

On September 23, 2011, the CRTC initiated a public proceeding to consider the development of a model agreement for access by Canadian carriers to municipal rights-of-way, such as street crossings and other municipal property, for the purposes of installing operating and maintaining transmission facilities. Issues to be considered include, among other things, liability requirements, types of costs to be recovered, costing methodologies and assumptions and public safety.

On February 7, 2012, the CRTC’s initial public notice was amended to accommodate the formation of an ad hoc carrier-municipality working group tasked with developing a model agreement based on the “Ledcor principles” established in Telecom Decision CRTC 2001-23 and other relevant Commission decisions. The deadline for the ad hoc working group to report back to the Commission has since been extended twice and is now set for April 15, 2013. Any items of non consensus are expected to be ruled on by the Commission by way of a follow-on proceeding.

The outcome of the carrier-municipality working group’s discussions and any follow-on CRTC proceeding could have a material impact on Videotron’s costs for municipal access for its wireline facilities.

Access by Third Parties to Cable Networks

In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party ISPs is mandated and tariffed according to conditions approved by the CRTC for cable operators.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. In a decision issued on August 30, 2010, the CRTC reaffirmed the network model underlying the cable operators’ third-party Internet access (“TPIA”) services, and also reaffirmed its directive that, at the same time we offer any new retail Internet service speed, we file proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Several third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services. The CRTC has also approved technical solutions for the provision of static IP addresses under TPIA.

In a decision dated November 15, 2011, the CRTC made substantial changes to the practices that may be employed by incumbent telephone companies and cable operators to bill third parties for the access to and use of their underlying networks. The objective of these changes was to grant third parties greater flexibility to bring pricing discipline, innovation and consumer choice to the retail Internet service market. The new rules, which entered into force on February 1, 2012, required Videotron to replace its former end-user usage-based billing model by a new aggregate capacity-based billing model, for the vast majority of Videotron’s third party customers. On February 21, 2013, the CRTC ruled on a series of disputes related to the new wholesale regime. These recent rulings do not fundamentally alter the nature of the new regime. As a result of these changes, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE 4G mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions have been lifted for companies that initially have a market share of less than 10% of the Canadian telecommunications market.

•	Spectrum caps will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies will be improved and extended.

•	Obligations will be imposed on 700 MHz licence holders to ensure advanced wireless services are quickly delivered to rural Canadians.

On March 7, 2013, the Government announced the final rules for the upcoming 700 MHz spectrum auction, which is scheduled to begin on November 19, 2013. In so doing, the government acted to maintain the pro-competitive policy framework it had previously announced in March 2012, notably as it relates to the use of spectrum caps and the strengthening of mandatory roaming and tower sharing rules. We will be studying the detailed auction format and rules in depth and will be setting our auction strategy accordingly.

Expectations are that the Government will hold the 2500 MHz auction approximately one year after the 700 MHz auction. A consultations on the detailed auction design, rules and attributes for the 2500 MHz auction has already been completed and a decision is expected in due course.

On March 7, 2013, Industry Canada also released the final text of its revisions to the mandatory roaming and antenna tower and site sharing rules. These rules were put in place subsequent to the 2008 AWS auction in order to facilitate competitive entry into the wireless sector, among other objectives. Among the revisions that have been adopted are: an indefinite extension of the obligation to offer both in-territory and out-of-territory roaming services on commercial terms; measures to improve transparency and information exchange related to tower sharing; and measures to streamline the arbitration process in the event of disputes.

In addition, on March 7, 2013, Industry Canada initiated a consultation on considerations relating to transfers, divisions and subordinate licensing of spectrum licences. Among the matters being considered in this consultation are whether there is a threshold in the form of concentration or a measure of MHz-pop that Industry Canada should apply in deciding whether to conduct a detailed review of licence transfers, or whether some other type of threshold, screen or cap should be used to decide if a detailed review is required. The Department further proposes to introduce a notification requirement related to agreements that provide for the future transfer or division of a spectrum licence, or a subordinate licensing arrangement. Comments and reply comments on Industry Canada’s proposals are to be submitted on April 3 and May 3, 2013 respectively. The Department has stated that a decision on these matters will be made well in advance of the 700 MHz auction. The Department’s decision could have a material impact on the market for any spectrum licenses Videotron may in the future want to transfer or divide.

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

On October 11, 2012, the CRTC released a decision determining that the conditions for forbearance have not changed sufficiently to require the Commission to regulate rates or interfere in the competitiveness of the retail mobile wireless voice and data services market. However, on the same date, to ensure that consumers are able to participate in the competitive market in an informed and effective manner, and to fulfill the policy objectives of the Telecommunications Act, the CRTC initiated a public proceeding to establish a mandatory code for mobile wireless service providers to address the clarity and content of mobile wireless service contracts and related issues for consumers. This proceeding is currently under way. A decision on the contents of the code, to whom the code should apply, how the code should be enforced and promoted, and how the code’s effectiveness should be assessed and reviewed, is expected in mid-2013.

Municipal Siting Processes for Wireless Antenna Systems

On February 28, 2013, the Canadian Wireless Telecommunications Association, of which Videotron is a member, and the Federation of Canadian Municipalities signed a joint protocol on the siting process for wireless antenna systems. The protocol establishes a more comprehensive notification and consultation process than current regulations, and emphasizes the need for meaningful pre-consultation to ensure local land use priorities and sensitivities are fully reflected in the location and design of new antenna systems. Telecommunications carriers have agreed for the first time to notify municipalities of all antennas being installed before their construction, regardless of height, and to undertake full public consultation for towers under 15 meters - whenever deemed necessary by the municipality.

Effective implementation of the joint protocol requires a willingness on the part of both carriers and municipalities to engage in constructive discussions related to antenna siting within the framework of current Industry Canada regulations. Any efforts by municipalities to refrain from constructive discussions or to impose requirements that fall outside of the framework of current Industry Canada regulations could have a material impact on Videotron’s ability to expand its existing HSPA+ network or to deploy a future LTE network on a timely and cost-effective basis.

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

ITEM 4A — UNRESOLVED STAFF COMMENTS

None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning the operating results and financial condition of Quebecor Media Inc. (“Quebecor Media” or the “Corporation”). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All amounts are in Canadian dollars (“CAN dollars”), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information – Risk Factors.”

OVERVIEW

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production, distribution and streaming, new media services, video game development, out-of-home advertising and Quebec Major Junior Hockey League (“QMJHL”). Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services and business solutions; newspaper advertising, circulation and Internet/portal services; television broadcasting, advertising, distribution and subscription; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of music products (CDs, DVDs and Blu-ray discs, musical instruments, music recording and live event promotion and production); and rental and sale of videos and games.

The major components of Quebecor Media’s segments’ costs are comprised of employee costs and purchase of goods and services costs, which include royalties, rights and creation costs, cost of retail products, marketing, circulation and distribution expenses, service and printing contracts, and paper, ink and printing supplies.

TREND INFORMATION

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the News Media segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Québec, Ontario and Alberta.

In the News Media segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, the traditional run of press advertising for major multimarket retailers has been declining over the past few years due to consolidation in the retail industry, combined with a shift in marketing strategy toward other media. In order to respond to such competition, the News Media operations continue to develop their Internet presence through branded websites, including French—and English-language portals and specialized sites.

Changes in the price of newsprint can have a significant effect on the News Media segment’s operating results as newsprint is its principal expense, besides wages and benefits, representing approximately 9.4% ($79.8 million) of the News Media segment’s operating expenses for the year ended December 31, 2012. Newsprint prices have historically experienced significant volatility.

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth, due to the penetration rates currently reached.

The Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its network, the launch and expansion of new or additional services to support growth in its customer base, and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure upgrade, as well as costs relating to advancements in Internet access and high definition (“HD”) television. Moreover, the demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further increase in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Telecommunications segment may have to acquire additional spectrum, as available, in order to address this increased demand.

The broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only toward specialty channels, but also toward content delivery platforms that allow users greater control over content and timing, such as the Internet, video on demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications.

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2012.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2012

	Percentage of equity	Percentage of vote

Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0	100.0
Quebecor Media Printing Inc.	100.0	100.0
TVA Group Inc.	51.4	99.9
Archambault Group Inc.	100.0	100.0
Sogides Group Inc.	100.0	100.0
CEC Publishing Inc.	100.0	100.0
Nurun Inc.	100.0	100.0

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years.

On June 30, 2012, Sun Media Corporation bought a 2% interest in SUN News General Partnership (“SUN News”) from TVA Group Inc. (“TVA Group”), bringing its interest to 51%.

On May 1, 2011, Canoe Inc. (“Canoe”) was wound up and its operations integrated into Sun Media Corporation, with the exception of the operations of the specialty sites jobboom.com and reseaucontact.com, which were integrated into Videotron Ltd (“Videotron”).

On January 1, 2011, Osprey Media Publishing Inc. (“Osprey Media”) was wound up and its operations integrated into Sun Media Corporation.

HIGHLIGHTS SINCE END OF 2011

Quebecor Media’s sales increased by $145.2 million (3.5%) to $4.35 billion in 2012, mainly because of the 8.4% revenue growth in the Telecommunications segment.

Telecommunications

•

Videotron reported revenue growth for all of its major services in 2012: Internet access (up $74.3 million or 10.6%), cable television ($66.7 million or 6.6%), mobile telephony ($58.9 million or 52.3%), and cable telephony ($18.2 million or 4.2%).

•

The net increase in revenue generating units[1] was 221,800 in 2012 compared with 379,100 in 2011. The 2011 figure constituted the largest one-year increase in revenue generating units since 2008, resulting mainly from the end of over-the-air analog television broadcasting in Canada.

•	The Telecommunications segment’s operating income increased by $126.2 million (11.5%) in 2012.

•

At the end of February 2013, Videotron launched illico Club Unlimited, a new subscription video on demand service that carries the largest unlimited on-demand selection of French-language titles in Canada.

•

Videotron rolled out illico TV new generation across its service area in the first half of 2012. illico TV new generation offers subscribers to Videotron’s digital service an entirely new interface for accessing video on demand, managing recordings, customizing the program guide, and using online services. It features innovative functions that deliver a smoother and more intuitive navigation experience.

•	On May 17, 2012, Videotron launched Ultimate Speed Internet 200, an Internet access service that sets a new standard for speed.

News Media

•

On February 15, 2013, Quebecor Media and Le Sac Plus announced a multiyear agreement to print and distribute JYSK Canada store flyers in Québec and English Canada. A Québec-wide media campaign developed by Quebecor Media will be carried by all of its media properties. The agreement provides for printing more than 4 million flyers per week and the distribution of nearly 23 million flyers per year in the Le Sac Plus door-knob bag in Québec. The agreement also involves Sun Media Corporation newspapers, another example of the News Media segment’s complementary multiproduct offerings.

•

On November 13, 2012, Sun Media Corporation also announced new restructuring initiatives designed to streamline its organizational structure to support better execution of business processes, while improving cost effectiveness. These initiatives are expected to yield total annual savings exceeding $45.0 million.

•

On September 27, 2012, Sun Media Corporation announced the reorganization of its news operations. At the same time, it announced the reorganization of its editorial, advertising and industrial operations across Canada, outside Québec, to focus on customers and on business opportunities at the local and national levels.

•

On June 21, 2012, following an invitation to tender, Quebecor Media was selected to install, maintain and advertise on Société de transport de Montréal (“STM”) bus shelters for the next 20 years. It was Quebecor Media’s first move into a line of business that is experiencing significant technological change.

•

Sun Media Corporation announced the acquisition of Pub Extra magazine, which is distributed monthly to nearly 190,000 households in the Montréal North Shore area. It also closed the acquisition of the community weekly L’Impact de Drummondville, with a circulation of nearly 50,000, and launched a new weekly in the Bois-Francs area, L’Écho de Victoriaville, with a circulation of more than 40,000. Quebecor Media’s Québec community newspapers network now has a combined weekly circulation of over 2.5 million copies.

•

On April 19, 2012, Quebecor Media Network Inc. (“Quebecor Media Network”) announced an exclusive agreement to distribute the Sears Canada Inc. (“Sears Canada”) national flyer in the Le Sac Plus door-knob bag. Under the agreement, Quebecor Media Network will distribute more than 100 million pieces of promotional literature per year for Sears Canada.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Broadcasting

•

The 2012 edition of Star Académie was a resounding television and commercial success that had positive ripple effects across Quebecor Media’s properties and provided new opportunities for sharing value-added content. The weekly gala and the daily show broadcast on TVA Network were seen by an average of 2.2 million and 1.4 million viewers respectively. The Star Académie 2012 CD, released on March 6, 2012, sold more than 125,000 copies and was number one on the Canadian French-language charts and Québec charts (Source: Nielsen SoundScan).

•	On May 31, 2012, TVA Group closed the sale of its interest in the specialty channels mysteryTV and The Cave.

Other highlights

•

In October 2012, the Corporation completed its annual review of its three-year strategic plan. In view of continuous weak economic and market conditions in the newspaper and music industries, the Corporation recorded a total non-cash charge of $187.0 million for impairment of goodwill, mastheads and customer relationships.

•	On March 25, 2012, Quebecor Media and Québec City announced finalization of the functional and technical program for the multipurpose arena to be built in Québec City.

•

On April 4, 2012, Archambault Group Inc. (“Archambault Group”) launched ZIK, a music streaming service that offers unlimited interactive access to millions of tracks, including the largest catalogue of French-language music.

Financing

A number of financial transactions were carried out during 2012.

•	On December 17, 2012, Quebecor Media prepaid the outstanding balance of its term loan “B” for a cash consideration of $153.9 million.

•

On October 11, 2012, Quebecor Media took advantage of favourable conditions on the debt markets to purchase for cancellation 20,351,307 of its common shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of Caisse de dépôt et placement du Québec, for an aggregate purchase price of $1.0 billion. The following financial operations were carried out as part of this major transaction:

•

Issuance, on October 11, 2012, of US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5.75% and maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6.625% and maturing in 2023, the latter being one of the largest single-tranche high-yield offerings ever completed in Canada;

•

Quebecor Media increased the size of the offering as a result of oversubscription and favourable financing terms, which provided an opportunity to extend the maturities of its credit instruments by redeeming, in November 2012, US$320.0 million in aggregate principal amount of its 7.75% Senior Notes issued in 2007 and maturing in 2016.

•	In March 2012, Videotron issued US$800.0 million aggregate principal amount of 5.0% Senior Notes maturing in 2022.

•	In March 2012, Videotron redeemed all of its 6.875% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million.

•	In March and April 2012, Quebecor Media redeemed US$260.0 million principal amount of its 7.75% Senior Notes maturing in March 2016 and settled the related hedging contracts.

•

Quebecor Media and TVA Group amended their bank credit facilities to extend the maturity dates to 2016 and 2017 respectively and to increase Quebecor Media’s revolving credit facility maturing in 2016 by $200.0 million.

•	Finally, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and cancelled all its credit facilities.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor Inc. (“Quebecor”), considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2012 and 2011 presented in Table 2 below is derived from the unaudited consolidated statements for such periods not included in this annual report.

Table 2

Reconciliation of the operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2012	2011	2010	2012	2011

Operating (loss) income:
Telecommunications	$1,225.0	$1,098.8	$1,047.3	$310.4	$294.7
News Media	115.1	150.1	191.4	38.6	47.0
Broadcasting	38.1	50.5	74.9	17.2	20.6
Leisure and Entertainment	13.1	26.6	27.6	5.0	7.6
Interactive Technologies and Communications	9.8	7.9	6.0	3.4	2.5
Head Office	4.2	2.3	4.7	—	(0.8)

	1,405.3	1,336.2	1,351.9	374.6	371.6
Amortization	(597.7)	(509.3)	(396.7)	(166.8)	(137.3)
Financial expenses	(326.4)	(311.5)	(300.7)	(91.7)	(76.0)
Gain (loss) on valuation and translation of financial instruments	198.3	54.6	46.1	(43.2)	82.5
Restructuring of operations, impairment of assets and other special items	(29.4)	(30.2)	(37.1)	(0.6)	(11.2)
Impairment of goodwill and intangible assets	(201.5)	—	—	—	—
Loss on debt refinancing	(67.7)	(6.6)	(12.3)	(60.4)	—
Income taxes	(137.0)	(146.4)	(162.6)	4.2	(61.4)

Net income	$243.9	$386.8	$488.6	$16.1	$168.2

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and additions to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operation is reported, a detail calculation is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by operating activities, minus additions to property, plant and equipment and additions to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 9 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its operating activities reported in the consolidated financial statements.

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

2012/2011 FINANCIAL YEAR COMPARISON

The 2011 financial year contained an additional week in the News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications segments.

Analysis of consolidated results of Quebecor Media

Revenues: $4.35 billion, an increase of $145.2 million (3.5%).

•	Revenues increased in Telecommunications ($204.4 million or 8.4% of segment revenues), Interactive Technologies and Communications ($24.6 million or 20.3%) and Broadcasting ($15.6 million or 3.5%).

•	Revenues decreased in News Media ($58.4 million or-5.7%) and Leisure and Entertainment ($20.4 million or -6.5%).

Operating income: $1.41 billion, an increase of $69.1 million (5.2%).

•	Operating income increased in Telecommunications ($126.2 million or 11.5% of segment operating income) and Interactive Technologies and Communications ($1.9 million or 24.1%).

•	Operating income decreased in News Media ($35.0 million or-23.3%), Leisure and Entertainment ($13.5 million or -50.8%) and Broadcasting ($12.4 million or -24.6%).

•

The change in the fair value of Quebecor Media stock options resulted in a $10.4 million unfavourable variance in the consolidated stock-based compensation charge in 2012 compared with 2011. The fair value of the options increased in 2012, whereas it decreased in 2011. The change in the fair value of Quebecor stock options resulted in a $2.6 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in 2012.

Net income attributable to shareholders: $245.7 million compared with $374.0 million in 2011, a decrease of $128.3 million.

•	The decrease was mainly due to:

•	$201.5 million charge for impairment of goodwill and intangible assets recorded in 2012;

•	$88.4 million increase in amortization charge;

•	$61.1 million unfavourable variance in loss on debt refinancing;

•	$14.9 million increase in financial expenses.

Partially offset by:

•	$143.7 million favourable variance in gain on valuation and translation of financial instruments;

•	$69.1 million increase in operating income.

Amortization charge: $597.7 million, an $88.4 million increase due essentially to the impact of significant capital expenditures since 2010 in the Telecommunications segment, including amortization of 4G network equipment and impact of emphasis on equipment leasing in the promotional strategy.

Financial expenses: $326.4 million, an increase of $14.9 million due mainly to higher indebtedness.

Gain on valuation and translation of financial instruments: $198.3 million in 2012 compared with $54.6 million in 2011. The positive variance of $143.7 million was mainly due to a favourable change in the fair value of early settlement options caused by interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $29.4 million in 2012 compared with $30.2 million in 2011, a favourable variance of $0.8 million.

•

In 2012, a $31.8 million charge for restructuring of operations was recorded in the News Media segment, mainly in connection with staff-reduction programs implemented in the third quarter of 2012, compared with an $11.0 million net charge in 2011 for restructuring initiatives implemented that year. Also as part of those initiatives, a $7.5 million charge for impairment of certain assets was recorded in 2012, compared with a $0.8 million charge for impairment of intangible assets recorded in 2011.

•

A $12.9 million gain on disposal of businesses was recorded in 2012 in the Broadcasting segment as a result of the sale by TVA Group of its interest in the specialty channels mysteryTV and The Cave. A $0.1 million restructuring charge was also recorded in the Broadcasting segment in 2012. In 2011, the Broadcasting segment recognized a $0.7 million charge for impairment of intangible assets, a $0.8 million restructuring charge related primarily to staff reductions, and a $0.2 million charge for other special items.

•

In connection with the startup of its 4G network, the Telecommunications segment recorded a $0.5 million charge for migration costs in 2012, compared with $14.8 million in 2011. In addition, a $0.6 million charge for restructuring of other operations was recorded in the segment in 2011.

•	In 2012, $2.4 million in other special items was recorded in other segments, compared with $1.3 million in 2011.

Charge for impairment of goodwill and intangible assets: $201.5 million in 2012.

•

In October 2012, the Corporation completed its annual review of its three-year strategic plan. Continuing weak economic and market conditions in the newspaper and music industries led the Corporation to perform impairment tests on the News Media and Music cash generating units (“CGUs”). Quebecor Media concluded that the recoverable amount based on value in use was less than the carrying amount of both CGUs. Accordingly, a non-cash goodwill impairment charge of $145.0 million (without any tax consequences) and a non-cash impairment charge of $30.0 million on mastheads and customer relationships were recorded in the News Media segment and a goodwill impairment charge of $12.0 million (without any tax consequences) was recorded in the Leisure and Entertainment segment.

•

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of magazine publishing activities have been adversely affected. Accordingly, the Corporation reviewed its business plan for the segment and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was therefore recorded in 2012.

Loss on debt refinancing: $67.7 million in 2012 compared with $6.6 million in 2011, a $61.1 million unfavourable variance.

•

In 2012, Videotron redeemed all of its 6.875% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$580.0 million principal amount of its outstanding 7.75% Senior Notes maturing in March 2016 and settled some of the related hedging contracts. Finally, Quebecor Media prepaid the outstanding balance of its term loan “B” credit facility for a cash consideration of $153.9 million. The transactions generated a total $67.7 million loss on debt refinancing including a gain of $15.3 million previously reported in “Other comprehensive income.”

•

On July 18, 2011, Videotron redeemed and withdrew US$255.0 million principal amount of its issued and outstanding 6.875% Senior Notes maturing in 2014 and settled the related hedges. On February 15, 2011, Sun Media Corporation redeemed and withdrew the entirety of its 7.625% Senior Notes in the aggregate principal amount of US$205.0 million and settled the related hedges. The transactions generated a $6.6 million loss on debt refinancing, including a loss of $0.8 million previously reported in “Other comprehensive income.”

Income tax expense: $137.0 million (effective tax rate of 24.8%, considering only taxable and deductible items) in 2012, compared with $146.4 million (effective tax rate of 27.5%) in 2011.

•	The $9.4 million favourable variance was due primarily to lowering of statutory tax rate.

SEGMENTED ANALYSIS

Telecommunications

Videotron, in Quebecor Media’s Telecommunications segment, is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,701,200 homes and businesses. As of December 31, 2012, the total number of revenue generating units stood at 4,917,300. At that date, Videotron had 1,855,000 cable television customers, including 1,484,600 subscribers to its illico Digital TV service. Videotron is also an Internet Service Provider and telephony service provider, with 1,387,700 subscribers to its cable Internet access services and 1,264,900 subscribers to its cable telephony service. In September 2010, Videotron also launched a 4G network to deliver advanced mobile telephony services, including high-speed Internet access, mobile television, and many other functionalities supported by smartphones. As of December 31, 2012, there were 402,600 subscriber connections to Videotron’s mobile service. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephony, high-speed data transmission, Internet access, hosting, and cable television services, and Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) and its franchise network, which sells and rents DVDs, Blu-ray discs and console games. The Telecommunications segment also includes the activities of two specialty websites, the employment and training site jobboom.com and the dating site reseaucontact.com.

2012 operating results

Revenues: $2.64 billion, an increase of $204.4 million (8.4%).

•

Combined revenues from all cable television services increased $66.7 million (6.6%) to $1.08 billion, due primarily to higher revenue per client resulting from increases in some rates, the impact of migration to digital, leasing of digital set-top boxes, and an increase in subscriptions to HD services.

•	Revenues from Internet access services increased $74.3 million (10.6%) to $772.5 million. The favourable variance was mainly due to customer growth and increases in some rates.

•	Revenues from cable telephony service increased $18.2 million (4.2%) to $454.9 million, primarily as a result of customer base growth and more lines for business customers.

•	Revenues from mobile telephony service increased $58.9 million (52.3%) to $171.6 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $1.8 million (2.9%) to $64.9 million.

•	Revenues from customer equipment sales decreased $12.5 million (-22.4%) to $43.4 million, mainly because of campaigns promoting cable television equipment leasing.

•	Revenues of Le SuperClub Vidéotron decreased $2.3 million (-10.6%) to $19.3 million, mainly as a result of store closures.

•	Other revenues decreased $0.7 million (-2.3%) to $29.2 million.

ARPU: $111.57 in 2012 compared with $103.28 in 2011, an increase of $8.29 (8.0%).

Customer statistics

Revenue generating units – As of December 31, 2012, the total number of revenue generating units stood at 4,917,300, an increase of 221,800 (4.7%) from the end of 2011 (Table 4). In 2011, the number of revenue generating units increased by 379,100. The 2011 figure constituted the largest one-year increase in revenue generating units since 2008, resulting largely from the marketing of bundled services, including mobile telephony, and the end of over-the-air analog television broadcasting. Revenue generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 6,500 (-0.3%) in 2012 (Table 4), compared with an increase of 49,900 in 2011. As of December 31, 2012, Videotron had 1,855,000 customers for its cable television services, a household and business penetration rate of 68.7% (number of subscribers as a proportion of the total 2,701,200 homes and businesses passed by Videotron’s network as of the end of December 2012, up from 2,657,300 at the end of December 2011), compared with 70.1% a year earlier.

•

As of December 31, 2012, the number of subscribers to the illico Digital TV service stood at 1,484,600, a 12-month increase of 83,800 (6.0%), compared with a 181,200-subscriber increase in 2011. As of December 31, 2012, illico Digital TV had a household and business penetration rate of 55.0% versus 52.7% a year earlier.

•

The customer base for analog cable television services decreased by 90,300 (-19.6%) in 2012, compared with a decrease of 131,300 customers in 2011, largely as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,387,700 at December 31, 2012, an increase of 55,200 (4.1%) from year-end 2011, compared with an increase of 80,400 in 2011 (Table 4). At December 31, 2012, Videotron’s cable Internet access services had a household and business penetration rate of 51.4%, compared with 50.1% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,264,900 at December 31, 2012, an increase of 59,600 (4.9%) from year-end 2011, compared with an increase of 91,000 in 2011 (Table 4). At December 31, 2012, the cable telephony service had a household and business penetration rate of 46.8% versus 45.4% a year earlier.

Mobile telephony service – As of December 31, 2012, the number of subscriber connections to the mobile telephony service stood at 402,600, an increase of 112,000 (38.5%) from year-end 2011, compared with an increase of 154,500 connections in 2011 (Table 3).

Table 3

Telecommunications segment year-end customer numbers (2008-2012)

(in thousands of customers)

	2012	2011	2010	2009	2008

Cable television:
Analog	370.4	460.7	592.0	692.9	788.3
Digital	1,484.6	1,400.8	1,219.6	1,084.1	927.3

	1,855.0	1,861.5	1,811.6	1,777.0	1,715.6
Cable Internet	1,387.7	1,332.5	1,252.1	1,170.6	1,063.8
Cable telephony	1,264.9	1,205.3	1,114.3	1,014.0	852.0
Mobile telephony[1]	402.6	290.6	136.1	82.8	63.4
Internet over wireless[2]	7.1	5.6	2.3	—	—

Total (revenue generating units)	4,917.3	4,695.5	4,316.4	4,044.4	3,694.8

[1]	Thousands of connections
[2]	Internet over wireless subscriptions have been added to revenue generating units because of recent growth.

Operating income: $1.23 billion, an increase of $126.2 million (11.5%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues.

Partially offset by:

•	increases in some operating expenses, among them network maintenance costs (including the 4G network), customer service costs incurred to support customer base growth, and marketing expenses;

•	$7.5 million increase in stock-based compensation charge.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.5% in 2012, compared with 54.8% in 2011.

•

The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the increase in some operating costs.

Cash flows from operations

Cash flows from segment operations: $484.3 million in 2012, compared with $306.5 million in 2011 (Table 4).

•

The $177.8 million increase was due to the $126.2 million increase in operating income and the $55.7 million decrease in additions to property, plant and equipment, mainly reflecting lower investment in the 4G network and in network modernization, partially offset by the $5.1 million increase in additions to intangible assets.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2012	2011	2010

Operating income	$1,225.0	$1,098.8	$1,047.3
Additions to property, plant and equipment	(669.6)	(725.3)	(651.4)
Additions to intangible assets	(78.3)	(73.2)	(71.9)
Proceeds from disposal of assets	7.2	6.2	7.7

Cash flows from segment operations	$484.3	$306.5	$331.7

News Media

In Quebecor Media’s News Media segment, Sun Media Corporation operates Canada’s largest newspaper chain, counting both paid and free circulation, according to corporate figures. As of December 31, 2012, Sun Media Corporation was publishing 36 paid-circulation dailies and 6 free dailies, including newspapers in 9 of the 10 largest urban markets in the country. It also publishes 229 community weeklies, magazines, weekly buyers’ guides, farm publications, and other specialty publications. According to corporate figures, the aggregate circulation of the News Media segment’s paid and free newspapers was approximately 14.2 million copies per week as of December 31, 2012. Sun Media Corporation holds a 51% interest in the English-language news and opinion specialty channel SUN News, launched in April 2011 in partnership with TVA Group, which holds 49%.

Sun Media Corporation’s newspapers disseminate information in traditional print form as well as through 8 urban daily news portals (journaldemontreal.com, journaldequebec.com, ottawasun.com, torontosun.com, lfpress.com, winnipegsun.com, edmontonsun.com and calgarysun.com), the portals of nearly 200 community newspapers, free dailies and magazines, as well as specialty information portals. The Canoe network also operates a number of sites, including canoe.ca, canoe.tv and lesacplus.ca, as well as the e-commerce sites micasa.ca (real estate), autonet.ca (automobiles), space.canoe.ca and espace.canoe.ca (social networking), classifiedExtra.ca (classified ads), and canoeklix.com (cost-per-click advertising solutions). The News Media segment’s portals log over 10.3 million unique visitors per month in Canada, including 5.1 million in Québec (according to comScore Media Metrix figures for December 2012).

As well, the News Media segment is engaged in the distribution of newspapers, magazines, inserts and flyers through the Quebecor Media Network, among others. The segment also includes QMI Agency, a news agency that provides content to all Quebecor Media properties and external customers. In addition, the News Media segment offers commercial printing and related services to other publishers through its national printing and production platform, and is also engaged in outdoor advertising through Quebecor Media Out of Home.

2012 operating results

Revenues: $960.0 million, a decrease of $58.4 million (-5.7%).

•

Advertising revenues decreased 8.3%; circulation revenues decreased 3.8%; digital revenues increased 0.3%; combined revenues from commercial printing and other sources increased 6.4%, mainly because of higher volume in flyer distribution.

•	Revenues decreased 5.8% at the urban dailies and 7.5% at the community newspapers.

•	Portal revenues decreased 22.0%. Revenues unrelated to website development decreased 18.4%. Website development has been transferred to the Nurun Inc. subsidiary (“Nurun”).

Operating income: $115.1 million, a decrease of $35.0 million (-23.3%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	unfavourable variance related to investments in Quebecor Media Network;

•	unfavourable impact on 2012 comparative analysis of recognition in 2011 of non-recurring gains on rationalization of postretirement benefits of $5.8 million;

•	$4.0 million unfavourable variance in multimedia employment tax credits;

•	$3.4 million increase in stock-based compensation charge.

Partially offset by:

•	$30.5 million favourable impact related to restructuring initiatives announced in November 2011 and 2012, and to other reductions in operating expenses.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 88.0% in 2012 compared with 85.3% in 2011. The increase was due to the unfavourable impact of investments in Quebecor Media Network, the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, the unfavourable impact on the 2012 comparative analysis of the recognition in 2011 of gains on rationalization of postretirement benefits, multimedia tax credits, and the stock-based compensation charge, partially offset by the favourable impact in 2012 of lower operating expenses.

Cash flows from operations

Cash flows from segment operations: $97.9 million in 2012 compared with $131.2 million in 2011 (Table 5), a decrease of $33.3 million, mainly due to the $35.0 million decrease in operating income.

Table 5: News Media

Cash flows from operations

(in millions of Canadian dollars)

	2012	2011	2010

Operating income	$115.1	$150.1	$191.4
Additions to property, plant and equipment	(6.5)	(13.7)	(11.4)
Additions to intangible assets	(11.9)	(10.8)	(12.0)
Proceeds from disposal of assets[1]	1.2	5.6	44.5

Cash flows from segment operations	$97.9	$131.2	$212.5

[1]	2010 figures include the sale of certain tangible assets.

Broadcasting

In the Broadcasting segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels LCN, addikTV, Argent, Prise 2, Yoopa, CASA, Moi&cie (formerly Mlle) and TVA Sports. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. As well, TVA Group holds a 49% interest in the English-language news and opinion specialty channel SUN News, launched in April 2011 in partnership with Sun Media Corporation, which holds 51%. TVA Group’s TVA Accès division is engaged in commercial production, its TVA Boutiques inc. subsidiary in teleshopping and online shopping, and its TVA Films division in the distribution of films and television programs. The TVA Publications Inc. (“TVA Publications”) subsidiary publishes more than 75 general-interest and entertainment magazines spread across more than 20 brands. It is the largest publisher of French-language magazines in Québec. Its TVA Studio division specializes in commercial production for the magazines.

2012 operating results

Revenues: $461.1 million, an increase of $15.6 million (3.5%).

•	Revenues from television operations increased $18.9 million, mainly due to:

•	increased subscription revenues at the specialty channels, attributable largely to the TVA Sports, SUN News, LCN, Moi&cie and Yoopa channels.

Partially offset by:

•	unfavourable variance caused by the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave in the second quarter of 2012.

•	Total publishing revenues decreased $3.3 million, mainly because of lower newsstand and advertising revenues.

Operating income: $38.1 million, a decrease of $12.4 million (-24.6%).

•	Operating income from television operations decreased $6.7 million, mainly due to:

•	full year of operating costs at TVA Sports in 2012, compared with four months in 2011;

•	$1.9 million increase in stock-based compensation charge.

Partially offset by:

•	impact of increased advertising and subscription revenues at the specialty channels.

•	Operating income from publishing operations decreased by $5.8 million, mainly as a result of:

•

impact of recognition of a $3.4 million charge related to the adoption of new tariffs for 2010, 2011 and 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, of which $2.3 million is attributable to 2010 and 2011;

•	impact of revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 91.8% in 2012, compared with 88.7% in 2011. The increase in costs as a proportion of revenues was mainly due to the operating loss at TVA Sports, higher operating expenses at some other specialty channels, and recognition of costs related to waste-recovery services.

Cash flows from operations

Cash flows from segment operations: $12.7 million in 2012, compared with $14.2 million in 2011 (Table 6). The $1.5 million decrease was due to the $12.4 million decline in operating income, partially offset by a $10.9 million decrease in additions to property, plant and equipment and additions to intangible assets.

Table 6: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	2012	2011	2010

Operating income	$38.1	$50.5	$74.9
Additions to property, plant and equipment	(22.1)	(30.5)	(18.5)
Additions to intangible assets	(3.3)	(5.8)	(5.9)
Proceeds from disposal of assets	—	—	0.8

Cash flows from segment operations	$12.7	$14.2	$51.3

Leisure and Entertainment

The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gift ideas and magazines through the chain of stores operated by Archambault Group and the archambault.ca e-commerce site. They also include online sales of downloadable music and e-books; distribution of CDs and videos (Distribution Select); the ZIK music streaming service; distribution of music to Internet download services (Select Digital); music recording and video production (Musicor); recording of live concerts, production of concert videos and television commercials (Les Productions Select TV inc.), and concert promotion (Musicor Spectacles). With Musicor Spectacles and Les Productions Select TV inc., Archambault Group is a fully integrated Canadian music corporation, a producer offering a complete range of media solutions, and an increasingly active player in the concerts and cultural events industry.

The Leisure and Entertainment segment is also engaged in the book industry (Book division), specifically academic publishing through CEC Publishing Inc., general literature through 16 publishing houses, and physical and digital distribution through Messageries ADP inc. (“Messageries ADP”), the exclusive distributor for approximately 170 Québec and European French-language publishers. The general literature publishing houses and Messageries ADP are operated under the Sogides Group Inc. umbrella.

The Leisure and Entertainment segment also includes the QMJHL hockey team, Armada de Blainville-Boisbriand, and BlooBuzz Studios LP, a new Québec video game developer created in February 2012.

2012 operating results

Revenues: $292.5 million, a decrease of $20.4 million (-6.5%) compared with 2011.

•	Archambault Group’s revenues decreased 4.2%, mainly because of:

•	5.0% decrease in retail sales due to lower sales of CDs, videos and books than in 2011, which included an extra week;

•	9.3% decrease in distribution revenues reflecting the larger number of successful CD releases in 2011.

•

The Book division’s revenues decreased by 11.7%, mainly because of lower sales of textbooks in the academic segment following completion of the education reform in Québec and lower revenues from general literature publishing and distribution.

Operating income: $13.1 million, a decrease of $13.5 million (-50.8%) compared with 2011, due primarily to impact of decrease in revenues.

Cash flows from operations

Cash flows from segment operations: $3.2 million in 2012 compared with $18.6 million in 2011 (Table 7).

•	The $15.4 million decrease was due to the $13.5 million decrease in operating income and the $1.8 million increase in additions to intangible assets.

Table 7: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2012	2011	2010

Operating income	$13.1	$26.6	$27.6
Additions to property, plant and equipment	(6.3)	(6.3)	(4.2)
Additions to intangible assets	(3.6)	(1.8)	(5.4)
Proceeds from disposal of assets	—	0.1	—

Cash flows from segment operations	$3.2	$18.6	$18.0

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

2012 operating results

Revenues: $145.5 million, an increase of $24.6 million (20.3%).

•	The increase was mainly due to:

•	impact of acquisition of an interactive advertising agency in the United States in the third quarter of 2011;

•	higher volume from customers in North America, generated by new contracts, among other things;

•	higher volume from government customers.

Partially offset by:

•	lower volumes in Europe.

Operating income: $9.8 million, an increase of $1.9 million (24.1%). The favourable variance was mainly due to impact of revenue increase, partially offset by higher labour costs related to strategic personnel retention programs and provision for bonuses.

Cash flows from operations

Cash flows from segment operations: $5.6 million in 2012 compared with $3.6 million in 2011 (Table 8).

•	The $2.0 million increase was mainly due to the $1.9 million increase in operating income.

Table 8: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	2012	2011	2010

Operating income	$9.8	$7.9	$6.0
Additions to property, plant and equipment	(4.2)	(4.3)	(2.6)

Cash flows from segment operations	$5.6	$3.6	$3.4

2012/2011 FOURTH QUARTER COMPARISON

The fourth quarter of the 2011 financial year contained an additional week in the News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications segments.

Analysis of consolidated results of Quebecor Media

Revenues: $1.14 billion, a decrease of $5.6 million (-0.5%).

•	Revenues decreased in News Media ($31.1 million or-11.3% of segment revenues), Leisure and Entertainment ($16.7 million or -15.7%) and Broadcasting ($2.7 million or-2.1%).

•	Revenues increased in Telecommunications ($43.5 million or 6.9%).

Operating income: $374.6 million, an increase of $3.0 million (0.8%).

•	Operating income increased in Telecommunications ($15.7 million or 5.3% of segment operating income) and Interactive Technologies and Communications ($0.9 million or 36.0%).

•	Operating income decreased in News Media ($8.4 million or-17.9%), Broadcasting ($3.4 million or-16.5%), and Leisure and Entertainment ($2.6 million or -34.2%).

•

The change in the fair value of Quebecor Media stock options resulted in a $3.1 million unfavourable variance in the consolidated stock-based compensation charge in the fourth quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $1.8 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the fourth quarter of 2012.

Net income attributable to shareholders: $11.4 million in the fourth quarter of 2012, compared with $162.7 million in the same period of 2011, an unfavourable variance of $151.3 million.

•	The unfavourable variance was due primarily to:

•	$125.7 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	recognition of a $60.4 million loss on debt refinancing;

•	$29.5 million increase in amortization charge;

•	$15.7 million increase in financial expenses.

Partially offset by:

•	$10.6 million decrease in charge for restructuring of operations, impairment of assets and other special items.

Amortization charge: $166.8 million compared with $137.3 million in the fourth quarter of 2011, an increase of $29.5 million due essentially to the same factors as those noted above in the 2012/2011 financial year comparison.

Financial expenses: $91.7 million, an increase of $15.7 million, due primarily to higher indebtedness.

Loss on valuation and translation of financial instruments: $43.2 million in the fourth quarter of 2012 compared with an $82.5 million gain in the same period of 2011. The unfavourable variance of $125.7 million was mainly due to an unfavourable change in the fair value of early settlement options caused by interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $0.6 million in the fourth quarter of 2012, compared with $11.2 million in the same period of 2011, a favourable variance of $10.6 million.

•

A $0.3 million net charge reversal was recorded in the News Media segment in the fourth quarter of 2012, compared with an $8.9 million net charge for restructuring of operations recorded in the fourth quarter of 2011 in connection with staff-reduction programs.

•	A $0.9 million net charge for restructuring and other special items was recorded in other segments in the fourth quarter of 2012, compared with $2.3 million in the same period of 2011.

Loss on debt refinancing: $60.4 million in the fourth quarter of 2012 compared with nil in the same period of 2011.

•

In the fourth quarter of 2012, Quebecor Media redeemed US$320.0 million principal amount of its 7.75% Senior Notes maturing in March 2016. The transaction generated a $60.4 million loss on debt refinancing.

Reversal of income tax expense: $4.2 million in the fourth quarter of 2012, compared with a $61.4 million income tax expense (effective tax rate of 26.8%) in the fourth quarter of 2011.

•	The $65.6 million favourable variance was mainly due to:

•	impact of decrease in income before income tax;

•	impact of tax rate mix on various components of gains or losses on valuation and translation of financial instruments.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $678.3 million, an increase of $43.5 million (6.9%), essentially due to the same factors as those noted above in the 2012/2011 financial year comparison.

•	Combined revenues from all cable television services increased $12.6 million (4.8%) to $274.3 million.

•	Revenues from Internet access services increased $12.4 million (6.8%) to $195.6 million.

•	Revenues from cable telephony service increased $4.8 million (4.3%) to $116.3 million.

•	Revenues from mobile telephony service increased $13.8 million (40.2%) to $48.1 million.

•	Revenues from Videotron Business Solutions decreased $0.4 million (-2.4%) to $16.1 million.

•	Revenues from customer equipment sales increased $1.2 million (8.7%) to $15.0 million.

•	Revenues of Le SuperClub Vidéotron decreased $0.8 million (-13.3%) to $5.2 million.

•	Other revenues decreased $0.1 million (-1.3%) to $7.7 million.

ARPU: $114.02 in fourth quarter 2012 compared with $106.09 in the same period of 2011, an increase of $7.93 (7.5%).

Customer statistics

Revenue generating units – 59,400-unit increase (1.2%) in the fourth quarter of 2012, compared with a 102,200-unit increase in the same period of 2011.

Cable television – 2,100 (0.1%) increase in combined customer base for all cable television services in the fourth quarter of 2012, compared with an increase of 17,300 in the same quarter of 2011.

•	illico Digital TV: 26,800 (1.8%) subscriber increase in the fourth quarter of 2012, compared with an increase of 52,700 in the same period of 2011.

•	Analog cable TV: 24,700 (-6.3%) subscriber decrease in the fourth quarter of 2012, compared with a decrease of 35,400 in the fourth quarter of 2011.

Cable Internet access – 18,100 (1.3%) increase in the fourth quarter of 2012, compared with an increase of 26,100 in the same period of 2011.

Cable telephony – 15,200 (1.2%) subscriber increase in the fourth quarter of 2012, compared with an increase of 25,900 in the same period of 2011.

Mobile telephony service – 24,300 (6.4%) increase in subscriber connections in the fourth quarter of 2012, compared with an increase of 32,500 in the same period of 2011.

Operating income: $310.4 million, an increase of $15.7 million (5.3%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues.

Partially offset by:

•	increases in some operating expenses, related mainly to customer service costs, network maintenance, and advertising and sponsorship expenses;

•	$1.3 million increase in stock-based compensation charge.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.3% in the fourth quarter of 2012 compared with 53.6% in the same period of 2011. The increase was mainly due to certain operating expense increases in the fourth quarter of 2012.

News Media

Revenues: $244.5 million, a decrease of $31.1 million (-11.3%), due in part to the extra week in 2011.

•	Advertising revenues decreased 13.8%; circulation revenues decreased 9.1%; combined revenues from commercial printing and other sources decreased 4.3%; digital revenues increased 2.5%.

•	Revenues decreased 10.0% at the urban dailies and 13.7% at the community newspapers.

•	Portal revenues decreased 25.4% because of lower advertising revenues at the special-interest portals.

Operating income: $38.6 million, a decrease of $8.4 million (-17.9%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	unfavourable variance related to investments in Quebecor Media Out of Home, which started up in the fourth quarter of 2012.

Partially offset by:

•	$7.7 million favourable impact related to restructuring initiatives announced in November 2011 and 2012, and to other efforts to reduce operating expenses;

•	$2.1 million favourable variance in multimedia employment tax credits.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 84.2% in the fourth quarter of 2012 compared with 82.9% in the same period of 2011. The increase was mainly due to the unfavourable impact of investments in Quebecor Media Out of Home and to the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, partially offset by the favourable impact of the reduction in operating costs in 2012.

Broadcasting

Revenues: $128.9 million, a decrease of $2.7 million (-2.1%).

•	Revenues from television operations decreased $2.1 million, mainly due to:

•	lower advertising revenues at the TVA Network and the specialty services, due in part to the extra week in 2011;

•	unfavourable variance resulting from the sale by TVA Group of its interest in the specialty channels mysteryTV and The Cave in the second quarter of 2012.

Partially offset by:

•	increased subscription revenues at the specialty channels, including TVA Sports and LCN.

•	Total publishing revenues decreased $0.9 million, mainly because of lower newsstand and advertising revenues.

Operating income: $17.2 million, a decrease of $3.4 million (-16.5%).

•	Operating income from television operations decreased by $2.9 million, mainly as a result of impact of revenue decrease.

•	Operating income from publishing operations decreased by $0.7 million, also due to impact of lower revenues.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 86.7% in the fourth quarter of 2012, compared with 84.3% in the same period of 2011. The increase was mainly due to the decrease in revenues at TVA Network, since the fixed component of operating costs does not fluctuate in proportion to revenues.

Leisure and Entertainment

Revenues: $89.5 million, a decrease of $16.7 million (-15.7%) due in part to the extra week in 2011.

•	Archambault Group’s revenues decreased 15.5%, mainly because of:

•	8.2% decrease in revenues from retail sales, as well as lower sales of CDs and books;

•	36.3% decrease in distribution revenues, primarily because of a larger number of successful releases in the fourth quarter of 2011 than in the same period of 2012;

•

The Book division’s revenues decreased 16.5%, mainly because Messageries ADP distributed fewer books in the fourth quarter of 2012 than in the same period of 2011, in both the mass market and bookstore segments.

Operating income: $5.0 million in the fourth quarter of 2012, a decrease of $2.6 million (-34.2%) compared with the same period of 2011. The unfavourable variance was due primarily to impact of revenue decrease.

Interactive Technologies and Communications

Revenues: $35.8 million, a decrease of $0.2 million (-0.6%).

•	The decrease was mainly due to:

•	decrease in volume in Europe.

Offset by:

•	customer growth in the United States;

•	higher volume from government customers.

Operating income: $3.4 million, an increase of $0.9 million (36.0%). The favourable variance was mainly due to a larger contribution to operating margin from the Montréal operations and to revenue growth in the United States.

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

•	Revenues decreased in Broadcasting ($2.7 million or -0.6%).

•	New activities generated a $29.4 million unfavourable variance in intersegment sales in 2011.

Operating income: $1.34 billion, a decrease of $15.7 million (-1.2%).

•	Operating income decreased in News Media ($41.3 million or -21.6% of segment operating income), Broadcasting ($24.4 million or -32.6%), and Leisure and Entertainment ($1.0 million or -3.6%).

•	Operating income increased in Telecommunications ($51.5 million or 4.9%) and Interactive Technologies and Communications ($1.9 million or 31.7%).

•

The change in the fair value of Quebecor Media stock options resulted in a $12.8 million favourable variance in the consolidated stock-based compensation charge in 2011 compared with 2010. The fair value of the options decreased in 2011, whereas it increased in 2010. The change in the fair value of Quebecor stock options resulted in a $6.6 million favourable variance in the Corporation’s consolidated stock-based compensation charge in 2011.

Net income attributable to shareholders: $374.0 million in 2011, compared with $470.3 million in 2010, a decrease of $96.3 million.

•	The decrease was mainly due to:

•	$112.6 million increase in amortization charge;

•	$15.7 million decrease in operating income;

•	$10.8 million increase in financial expenses.

Partially offset by:

•	$8.5 million favourable variance in gain on valuation and translation of financial instruments;

•	$6.9 million decrease in charge for restructuring of operations, impairment of assets and other special items;

•	$5.7 million decrease in loss on debt refinancing.

Amortization charge: $509.3 million, a $112.6 million increase essentially due to significant capital expenditures in 2010 and 2011 in the Telecommunications segment, including commencement of amortization of 4G network equipment and licences following network launch in September 2010, and impact of emphasis on equipment leasing in the promotional strategy.

Financial expenses: $311.5 million, an increase of $10.8 million.

•	The increase was due mainly to:

•	higher base interest rates and the impact of fixed-and floating-rate debt rebalancing on the average interest rate paid on the debt.

Partially offset by:

•	$6.3 million favourable variance in other financial expenses, reflecting among other things a reduction in interest following the settlement of a dispute.

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

•

An $11.0 million charge for restructuring of operations was recorded in the News Media segment in 2011 in connection with staff-reduction programs, compared with a $17.9 million charge in 2010. As a result of these initiatives, a $0.8 million non-cash impairment charge on intangible assets was recorded in the segment in 2011, compared with $3.5 million in 2010. In addition, some segment assets were sold in 2010, resulting in a $4.9 million net gain.

•

In 2010, the Broadcasting segment decided to terminate programming on its Sun TV conventional television station on the launch of the new SUN News specialty channel. In connection with this repositioning, the Broadcasting segment recognized an $8.2 million asset impairment charge on equipment and broadcast rights in 2010, compared with a $0.7 million asset impairment charge in 2011. In addition, a $0.8 million restructuring charge was recorded in 2011, primarily in connection with staff reductions, compared with $1.4 million in 2010. Finally, the Broadcasting segment recorded a $0.2 million charge for other special items in 2011, compared with a $0.5 million gain on disposal of assets in 2010.

•

A $0.2 million net charge for restructuring of operations and other special items was recorded in other segments in 2011, compared with $0.9 million in 2010. A $1.1 million charge for other special items was recorded in 2011, compared with a $0.8 million gain in 2010.

Loss on debt refinancing: $6.6 million in 2011 compared with $12.3 million in 2010.

•

On July 18, 2011, Videotron redeemed US$255.0 million principal amount of its issued and outstanding 6.875% Senior Notes maturing in 2014 and settled the related hedges for a total cash consideration of $303.1 million. The transaction generated a $2.7 million gain on debt refinancing.

•

On February 15, 2011, Sun Media Corporation redeemed and withdrew the entirety of its 7.625% Senior Notes in the aggregate principal amount of US$205.0 million and settled the related hedges for a total cash consideration of $308.2 million. The transaction generated a $9.3 million loss on debt refinancing.

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

SEGMENTED ANALYSIS

Telecommunications

Revenues: $2.43 billion, an increase of $201.9 million (9.1%).

•

Combined revenues from all cable television services topped $1 billion for the first time, increasing by $62.0 million (6.5%) to $1.01 billion, mainly because of the higher ARPU generated by increases in some rates and the success of HD packages, the increase in pay TV orders, and the impact of customer base growth.

•

Revenues from Internet access services increased $54.0 million (8.4%) to $698.2 million. The favourable variance was mainly due to customer growth, increases in some rates and customer migration to upgraded service plans.

•	Revenues from cable telephony service increased $26.8 million (6.5%) to $436.7 million, primarily as a result of customer base growth and more lines per customer.

•	Revenues from mobile telephony service increased $59.6 million (112.1%) to $112.7 million, essentially due to customer growth resulting largely from the launch of the new network in September 2010.

•	Revenues of Videotron Business Solutions increased $3.2 million (5.4%) to $63.0 million, mainly because of higher revenues from network solutions.

•

Revenues from customer equipment sales decreased $4.0 million (-6.7%) to $55.9 million, mainly because of promotional strategies that emphasized cable equipment leasing, partially offset by increased sales of mobile telephony equipment.

•	Revenues of Le SuperClub Vidéotron decreased $1.6 million (-6.9%) to $21.6 million, mainly as a result of store closures in 2011, partially offset by higher revenues from franchise fees.

•	Other revenues increased $1.9 million (6.8%) to $29.9 million.

ARPU: $103.28 in 2011 compared with $95.73 in 2010, an increase of $7.55 (7.9%).

Customer statistics

Revenue generating units – As of December 31, 2011, the total number of revenue generating units stood at 4,695,500, an increase of 379,100 (8.8%) from the end of 2010 (Table 3). The net increase in revenue generating units in 2011 was 39.4% higher than in 2010 and constituted the largest annual increase, in absolute terms, in three years. This excellent performance was due to the effective strategy of marketing bundled services, including mobile telephony service, at a time of technological change in television broadcasting. The number of revenue generating units increased by 272,000 in 2010. Revenue generating units are the sum of cable television, Internet access and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services increased by 49,900 (2.8%) in 2011 (Table 3), compared with an increase of 34,600 in 2010. As of December 31, 2011, Videotron had 1,861,500 customers for its cable television services, a household and business penetration rate of 70.1% (number of subscribers as a proportion of the total 2,657,300 homes and businesses passed by Videotron’s network as of the end of December 2011), compared with 69.3% at the end of December 2011.

•

The customer base for the Digital TV service stood at 1,400,800 at December 31, 2011, an increase of 181,200 (14.9%) during the year, compared with a 135,500 increase in 2010. It was the largest annual customer growth for Digital TV since the service was launched in 1999. As of December 31, 2011, illico Digital TV had a household and business penetration rate of 52.7% versus 46.7% a year earlier.

•

Migration from analog to digital service was the main reason for the 131,300 (-22.2%) decrease in the customer base for analog cable television services in 2011. By comparison, the number of subscribers to analog cable services decreased by 100,900 in 2010.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,332,500 at December 31, 2011, an increase of 80,400 (6.4%) from year-end 2010, compared with an increase of 81,500 in 2010 (Table 3). At December 31, 2011, Videotron’s cable Internet access services had a household and business penetration rate of 50.1%, compared with 47.9% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,205,300 at the end of December 2011, an increase of 91,000 (8.2%) from year-end 2010, compared with an increase of 100,300 in 2010 (Table 3). At December 31, 2011, the IP telephony service had a household and business penetration rate of 45.4%, compared with 42.7% a year earlier.

Mobile telephony service – As of December 31, 2011, the number of subscriber connections to the mobile telephony service stood at 290,600, an increase of 154,500 (113.5%) from year-end 2010, compared with an increase of 53,300 connections in 2010 (Table 3). At December 31, 2011, there were 3,100 connections to the Mobile Virtual Network Operator network.

Operating income: $1.10 billion, an increase of $51.5 million (4.9%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues;

•	$10.6 million reduction in stock-based compensation charge.

Partially offset by:

•	increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs and site overhead costs;

•	capitalization of some operating expenses during the build-out of the new mobile network, which also explains the unfavourable variance in operating expenses in 2011 compared with 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.8% in 2011, compared with 53.0% in 2010.

•	The increase was mainly due to operating cost increases related to the roll-out of the 4G network, partially offset by the impact of increases in some rates.

Cash flows from segment operations: $306.5 million in 2011, compared with $331.7 million in 2010, a decrease of $25.2 million.

•

The $51.5 million increase in operating income was offset by a $73.9 million increase in additions to property, plant and equipment, mainly reflecting impact of emphasis on equipment leasing in the promotional strategy.

News Media

Revenues: $1.02 billion, an increase of $3.4 million (0.3%).

•	Combined revenues from commercial printing and other sources increased 14.2%, advertising revenues were flat, and circulation revenues decreased 5.1%.

•	Revenues decreased 3.6% at the urban dailies and increased 3.5% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased 2.3%.

•

Portal revenues decreased 5.2%, essentially because of lower revenues at the specialty portals, due primarily to the transfer of intercompany website development operations to the Nurun subsidiary and a decrease in advertising revenues.

Operating income: $150.1 million, a decrease of $41.3 million (-21.6%).

•	The decrease was due primarily to:

•	unfavourable variance related to investments in Quebecor Media Network and Quebecor MediaPages™;

•	impact of revenue decreases at the urban dailies and community newspapers on a same-store basis;

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	$4.7 million increase in newsprint costs.

Partially offset by:

•	$5.8 million favourable impact of rationalization of postretirement benefits;

•	$3.9 million favourable variance related to the stock-based compensation plan;

•	$2.4 million favourable impact related to restructuring initiatives announced in November 2011;

•	$2.4 million favourable variance in multimedia employment tax credits;

•	contribution from acquired businesses.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 85.3% in 2011, compared with 81.1% in 2010.

•	The increase was due mainly to:

•	spending on community newspaper launches in Québec, as well as on Quebecor Media Network and Quebecor MediaPages™;

•	unfavourable impact of fixed component of operating costs (which does not fluctuate in proportion to revenue decreases);

•	impact of higher newsprint costs.

Partially offset by:

•	cost reductions related to postretirement benefits, compensation plans and employment tax credits.

Cash flows from segment operations: $131.2 million in 2011, compared with $212.5 million in 2010.

•

The $81.3 million decrease was due primarily to a $41.3 million decrease in operating income and a $38.9 million unfavourable variance in proceeds from disposal of assets, resulting primarily from the sale of certain tangible assets in 2010.

Broadcasting

Revenues: $445.5 million, a decrease of $2.7 million (-0.6%).

•	Revenues from television operations increased $1.6 million, mainly due to:

•	increased advertising and subscription revenues at the specialty channels;

•	higher revenues at the TVA Network, including increases in revenues from advertising, production, and the sale of content;

•	higher revenues at TVA Accès.

Partially offset by:

•	decrease in advertising revenues in light of repositioning of the Sun TV conventional television station following the creation of SUN News;

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in 2010.

•	Total publishing revenues decreased $4.4 million, mainly because of lower newsstand and advertising revenues, partially offset by higher revenues at TVA Studio.

Operating income: $50.5 million, a decrease of $24.4 million (-32.6%).

•	Operating income from television operations decreased $23.3 million, mainly due to:

•	startup operating losses at the SUN News, TVA Sports and Moi&cie specialty channels;

•	higher content costs at the TVA Network and specialty channels as a result of the programming strategy.

Partially offset by:

•	impact of increased advertising and subscription revenues at the specialty channels.

•	Operating income from publishing operations decreased by $1.0 million, mainly as a result of impact of revenue decrease, partially offset by savings in operating costs.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 88.7% in 2011 compared with 83.3% in 2010. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the launch of the SUN News, TVA Sports and Moi&cie specialty channels, and to higher content costs.

Cash flows from segment operations: $14.2 million in 2011 compared with $51.3 million in 2010, a decrease of $37.1 million, mainly due to the $24.4 million decrease in operating income and the $12.0 million increase in additions to property, plant and equipment, primarily reflecting spending on the new specialty channels.

Leisure and Entertainment

Revenues: $312.9 million, an increase of $10.4 million (3.4%).

•	Archambault Group’s revenues increased 8.3%, mainly because of:

•	25.2% increase in distribution revenues, primarily because of new intercompany DVD distribution activities;

•	increased production sales as a result of higher revenues from concert production and music recording, including the successful show Le retour de nos idoles.

•

The Book division’s revenues decreased by 5.1%, mainly because of lower sales of textbooks in the academic segment following completion of the education reform in Quebec, and lower distribution and publishing revenues in the general literature segment.

Operating income: $26.6 million in 2011, a decrease of $1.0 million from 2010, due primarily to decreased revenues in the Book division, partially offset by the positive impact of increased revenues and operating margins at Archambault Group.

Cash flows from segment operations: $18.6 million in 2011 compared with $18.0 million in 2010.

•

The $0.6 million favourable variance was due to the $1.5 million decrease in additions to property, plant and equipment and intangible assets, partially offset by the $1.0 million decrease in operating income.

Interactive Technologies and Communications

Revenues: $120.9 million, an increase of $22.9 million (23.4%).

•	The increase was mainly due to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment) and in Europe;

•	impact of acquisition of a digital agency in the United States in the third quarter of 2011.

Partially offset by:

•	decrease in volume in the United States.

Operating income: $7.9 million, an increase of $1.9 million (31.7%), mainly as a result of the favourable impact of the revenue increase.

Cash flows from segment operations: $3.6 million in 2011, compared with $3.4 million in 2010.

•	The $0.2 million favourable variance was due to the $1.9 million increase in operating income, partially offset by the $1.7 million increase in additions to property, plant and equipment.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of the financial position as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk” below.

Operating activities

2012 financial year

Cash flows provided by continuing operating activities: $1.14 billion in 2012 compared with $882.2 million in 2011.

•	The $260.1 million favourable variance was mainly due to:

•

$276.9 million favourable variance in the net change in non-cash balances related to operations, mainly because of favourable variances in income tax liabilities, inventory, accounts payable, accrued charges, and provisions for restructuring of operations;

•	$126.2 million increase in operating income in the Telecommunications segment.

Partially offset by:

•	$74.7 million unfavourable variance in current income taxes;

•	operating income decreases in News Media ($35.0 million), Leisure and Entertainment ($13.5 million) and Broadcasting ($12.4 million);

•	$13.4 million increase in cash interest expense.

2011 financial year

Cash flows provided by continuing operating activities: $882.2 million in 2011 compared with $834.8 million in 2010.

•	The $47.4 million increase was due primarily to:

•	$74.2 million favourable variance in current income taxes;

•	$51.5 million increase in operating income in the Telecommunications segment.

Partially offset by:

•	operating income decreases in News Media ($41.3 million) and Broadcasting ($24.4 million);

•	$10.5 million increase in cash interest expense.

2012/2011 financial year comparison

Profit growth in the Telecommunications segment had a favourable impact on cash flows in 2012 and 2011. On the other hand, the costs of product and service launches and the negative impact of more aggressive competition and weak market conditions in the News Media and Broadcasting segments had an unfavourable impact on cash flows provided by operating activities. Finally, the deferral of current income taxes of a general partnership created in 2011 had the effect of deferring some income tax expenses.

Working capital: Negative $81.7 million at December 31, 2012, compared with negative $71.8 million at December 31, 2011. The impact of an increase in cash and cash equivalents was outweighed by decreases in accounts receivable, inventory and income tax credits, and increases in accounts payable, accrued charges, provisions, and income tax liabilities.

Investing activities

2012 financial year

Additions to property, plant and equipment: $710.6 million in 2012 compared with $780.7 million in 2011. The $70.1 million decrease was mainly due to:

•	$55.7 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly because of reduced spending on the 4G network and network modernization;

•	$8.4 million decrease in the Broadcasting segment and a $7.2 million decrease in the News Media segment.

Additions to intangible assets: $94.9 million in 2012 compared with $91.6 million in 2011.

Business acquisitions: $2.0 million in 2012 compared with $55.7 million in 2011, a $53.7 million decrease mainly due to impact of acquisitions in 2011 of community newspapers in the News Media segment and of a digital agency in the United States in the Interactive Technologies and Communications segment.

Disposal of businesses: $18.7 million in 2012, mainly reflecting the sale of the Broadcasting segment’s interest in the specialty channels mysteryTV and The Cave.

2011 financial year

Additions to property, plant and equipment: $780.7 million compared with $689.0 million in 2010. The $91.7 million variance was due primarily to:

•	$73.9 million increase in additions to property, plant and equipment in the Telecommunications segment, mainly due to emphasis on equipment leasing in the segment’s promotional strategy;

•	$12.0 million increase in additions to property, plant and equipment in the Broadcasting segment, primarily reflecting spending on the new specialty channels.

Additions to intangible assets: $91.6 million in 2011 compared with $95.2 million in 2010.

Proceeds from disposal of assets: $12.0 million in 2011 compared with $53.0 million in 2010. The $41.0 million decrease essentially reflects the disposal of certain tangible assets in the News Media segment in the second quarter of 2010.

Business acquisitions: $55.7 million in 2011 compared with $3.1 million in 2010, a $52.6 million increase, mainly due to the acquisition of community newspapers in the News Media segment in 2011, and to the acquisition of a digital agency in the United States in the Interactive Technologies and Communications segment.

Free cash flows from continuing operating activities

2012 financial year

Free cash flows from continuing operating activities: $345.2 million in 2012 compared with $21.9 million in 2011 (Table 9).

•	The $323.3 million increase was essentially due to:

•	$260.1 million increase in cash flows provided by continuing operating activities;

•	$70.1 million decrease in additions to property, plant and equipment.

2011 financial year

Free cash flows from continuing operating activities: $21.9 million in 2011 compared with $103.6 million in 2010 (Table 9).

•	The $81.7 million decrease was mainly due to:

•	$91.7 million increase in additions to property, plant and equipment;

•	$41.0 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$47.4 million increase in cash flows provided by continuing operating activities.

Table 9

Cash flows provided by continuing operating activities reported in the financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2012	2011	2010

Operating income:
Telecommunications	$1,225.0	$1,098.8	$1,047.3
News Media	115.1	150.1	191.4
Broadcasting	38.1	50.5	74.9
Leisure and Entertainment	13.1	26.6	27.6
Interactive Technologies and Communications	9.8	7.9	6.0
Head Office	4.2	2.3	4.7

	1,405.3	1,336.2	1,351.9
Cash interest expense[1]	(312.1)	(298.7)	(288.2)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(34.8)	(28.7)	(33.9)
Current income taxes	(57.0)	17.7	(56.5)
Other	6.2	(2.1)	0.8
Net change in non-cash balances related to operations	134.7	(142.2)	(139.3)

Cash flows provided by continuing operating activities	1,142.3	882.2	834.8

Additions to property, plant and equipment and additions to intangible assets, less proceeds from disposal of assets:
Telecommunications	(740.7)	(792.3)	(715.6)
News Media	(17.2)	(18.9)	21.1
Broadcasting	(25.4)	(36.3)	(23.6)
Leisure and Entertainment	(9.9)	(8.0)	(9.6)
Interactive Technologies and Communications	(4.2)	(4.3)	(2.6)
Head Office	0.3	(0.5)	(0.9)

	(797.1)	(860.3)	(731.2)

Free cash flows from continuing operating activities	$345.2	$21.9	$103.6

[1]	Interest on long-term debt, foreign currency translation on short-term monetary items and other interest expenses (see note 4 in the consolidated financial statements).
[2]	Charge for restructuring and other items (see note 6 in the consolidated financial statements).

Financing activities

2012 financial year

Consolidated debt (long-term debt plus bank borrowings): $726.8 million increase in 2012; $17.6 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2012:

•

issuance by Videotron on March 14, 2012 of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear interest at 5.0% and mature on July 15, 2022;

•

Issuance by Quebecor Media on October 11, 2012 of US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5.75% and maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6.625% and maturing in 2023, for total net proceeds of $1.31 billion, net of financing fees of $16.5 million.

•	Summary of debt reductions in 2012:

•	repayment by Videotron in March 2012 of all of its 6.875% Senior Notes maturing in January 2014, in the aggregate principal amount of US$395.0 million;

•	repayment by Quebecor Media in March, April and November 2012 of US$580.0 million aggregate principal amount of its 7.75% Senior Notes maturing in March 2016;

•	prepayment by Quebecor Media in December 2012 of the outstanding balance on its term loan “B” for a cash consideration of $153.9 million;

•	$195.8 million decrease in debt due to favourable variance in fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•

estimated $53.2 million favourable impact of exchange rate fluctuations. Any decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	repayment of $37.6 million balance on Sun Media Corporation’s term credit facility on February 3, 2012 and cancellation of the facility;

•	current payments, totalling $47.4 million, on the credit facilities and other debt of TVA Group, Quebecor Media and Videotron.

•

Total proceeds of $1.31 billion from the issuance by Quebecor Media on October 11, 2012 of 5.75% Senior Notes maturing in 2023 and of 6.625% Senior Notes maturing in 2023 were used to purchase for cancellation 20,351,307 common shares of Quebecor Media’s capital stock held by CDP Capital for a total cash consideration of $1.00 billion and to redeem US$320.0 million in aggregate principal amount of its 7.75% Senior Notes maturing in 2016.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $262.9 million at December 31, 2012, compared with a net liability of $280.5 million at December 31, 2011. The favourable net variance of $17.6 million was due to:

•	settlement of hedges by Quebecor Media following repayment in March and April 2012 of US$260.0 million aggregate principal amount of its 7.75% Senior Notes;

•	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

Partially offset by:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•

On January 25, 2012, Quebecor Media amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016. In December 2012, this credit facility was combined with the existing facility for a total amount of $300.0 million.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On June 4, 2012, Videotron announced a public exchange offer for the exchange of the entirety of its outstanding 5% Senior Notes maturing on July 15, 2022 for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The exchange was completed on July 20, 2012.

2011 financial year

Consolidated debt (long-term debt plus bank borrowings): $183.6 million increase in 2011; $170.7 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2011:

•

issuance by Videotron on July 5, 2011 of $300.0 million aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Notes bear interest at a rate of 6.875%, payable twice yearly on June 15 and December 15, and mature on July 15, 2021;

•

issuance by Quebecor Media on January 5, 2011 of $325.0 million principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Notes bear interest at a rate of 7.375%, payable twice yearly on June 15 and December 15, and mature on January 15, 2021;

•	use by Videotron of $69.6 million drawn on its secured export financing facility;

•

estimated $32.3 million unfavourable impact of exchange rate fluctuations. Any increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of debt reductions in 2011:

•	repayment on July 18, 2011 of US$255.0 million principal amount of Videotron’s 6.875% Senior Notes maturing in 2014;

•	early repayment on February 15, 2011 of the entirety of Sun Media Corporation’s outstanding 7.625% Senior Notes maturing in 2013, in the aggregate principal amount of US$205.0 million;

•	$52.5 million decrease in debt due to favourable variance in fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•	current payments totalling $30.2 million on Quebecor Media’s credit facility and other debt.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $280.5 million at December 31, 2011, compared with a net liability of $451.2 million at December 31, 2010. The $170.7 million favourable net variance was caused primarily by:

•	settlement of hedges by Videotron following repayment, on July 18, 2011, of US$255.0 million principal amount of Videotron’s 6.875% Senior Notes;

•	settlement and revocation by Sun Media Corporation of hedges following the early repayment and withdrawal of all its outstanding Senior Notes on February 15, 2011;

•	favourable impact of exchange rate fluctuations on value of derivative financial instruments.

Partially offset by:

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

Financial position at December 31, 2012

Net available liquidity: $1.09 billion for the Corporation and its wholly owned subsidiaries, consisting of $215.5 million in cash and $874.9 million in available unused lines of credit.

Consolidated debt: $4.43 billion at December 31, 2012, a $726.8 million increase compared with December 31, 2011; $17.6 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.13 billion debt ($1.86 billion at December 31, 2011), TVA Group’s $74.4 million debt ($96.4 million at December 31, 2011) and Quebecor Media’s $2.23 billion debt ($1.71 billion at December 31, 2011). Sun Media Corporation’s debt was paid down in full in the first quarter of 2012 ($37.4 million at December 31, 2011).

As of December 31, 2012, minimum principal payments on long-term debt in the coming year and thereafter were as follows:

Table 10

Minimum principal payments on Quebecor Media’s long-term debt

12 month ending December 31

(in millions of Canadian dollars)

2013	$21.3
2014	96.4
2015	195.2
2016	642.4
2017	10.7
2018 and thereafter	3,777.6

Total	$4,743.6

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.1 years as of December 31, 2012 (5.1 years as of December 31, 2011). The debt consists of approximately 90.9% fixed rate debt (84.7% as of December 31, 2011) and 9.1% floating rate debt (15.3% as of December 31, 2011).

Management believes that cash flows and available sources of financing should be sufficient to cover requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At December 31, 2012, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends: In 2012, the Board of Directors of Quebecor Media declared and paid dividends totalling $100.0 million. In 2011, the Board of Directors of Quebecor Media declared and paid dividends totalling $100.0 million.

Analysis of consolidated balance sheet at December 31, 2012

Table 11

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2011 and December 31, 2012

(in millions of Canadian dollars)

	December 31, 2012	December 31, 2011	Difference	Main reason for difference

Assets

Cash and cash equivalents	$228.7	$146.4	$82.3	Cash flows from operating activities in excess of investing and financing activities
Property, plant and equipment	3,353.2	3,156.0	197.2	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period
Intangible assets	956.7	1,041.0	(84.3)	Partial write-down of customer relationships and mastheads in the News Media segment and amortization, partially offset by current acquisitions
Goodwill	3,371.6	3,543.8	(172.2)	Partial write-down of goodwill in the News Media segment, the Leisure and Entertainment segment’s Music division, and the TVA Group’s publishing segment

Liabilities

Long-term debt, including short-term portion and bank indebtedness	4,428.7	3,701.9	726.8	See “Financing activities”
Derivative financial instruments[1]	262.9	280.5	(17.6)	See “Financing activities”
Net future tax liabilities[2]	570.8	514.1	56.7	Use of tax benefits and capital cost allowance in excess of book amortization

[1]	Current and long-term liabilities less long-term assets
[2]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2012, material contractual obligations of operating activities included: capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 12 below shows a summary of these contractual obligations.

Table 12

Contractual obligations of Quebecor Media as of December 31, 2012

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$4,743.6	$21.3	$291.6	$653.1	$3,777.6
Interest payments[2]	2,501.3	314.8	697.3	574.9	914.3
Operating leases	385.8	61.7	88.0	61.3	174.8
Additions to property, plant and equipment and other commitments	318.2	93.6	104.8	29.6	90.2
Derivative financial instruments[3]	294.4	24.7	143.1	40.9	85.7

Total contractual obligations	$8,243.3	$516.1	$1,324.8	$1,359.8	$5,042.6

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2012.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

On October 30, 2012, Quebecor Media signed an agreement to install, maintain and advertise on STM bus shelters for the next 20 years. The agreement includes, among other terms, a commitment from Quebecor Media to pay total royalties of $120.0 million over the 20-year period. This commitment could increase based on future advertising revenues generated by the agreement.

Videotron leases sites for its 4G network and other equipment under operating lease arrangements and has contracted long-term commitments to acquire services and equipment for a total future consideration of $132.2 million. During the year ended December 31, 2012, Videotron renewed or extended several leases and signed new operating lease arrangements.

In the normal course of business, TVA Group contracts commitments regarding broadcast rights for television programs and films, as well as distribution rights for audiovisual content. The outstanding balance on such commitments was $85.7 million at December 31, 2012.

Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. In 2012, the total newsprint consumption of its News Media segment’s operations was approximately 140,300 metric tonnes. Newsprint accounted for approximately 9.4% ($79.8 million) of the News Media segment’s operating expenses for the year ended December 31, 2012. In order to obtain more favourable pricing, Quebecor Media sources substantially all of its newsprint from a single newsprint producer. Quebecor Media currently obtains newsprint from this supplier at a discount to market prices, and receives additional volume rebates for purchases above certain ceiling thresholds. However, there can be no assurance that this supplier will continue to supply newsprint to Quebecor Media on favourable terms or at all.

Pension Plan Contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $56.7 million in 2013 (contributions of $59.4 million were paid in 2012).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2012, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $14.4 million ($11.7 million in 2011 and $14.8 million in 2010), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.8 million ($3.2 million in 2011 and $3.6 million in 2010). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

Corporate reorganization

In the second quarter of 2010, the Corporation announced the creation of SUN News, a partnership between TVA Group and Sun Media Corporation. The partnership has launched an English-language news and opinion specialty channel in the spring of 2011. In connection with the launch of this new specialty channel, the Corporation terminated the operations of its general-interest television station, Sun TV, and undertook a related corporate reorganization.

On June 28, 2012, the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the sale of a 2% interest in SUN News by TVA Group to Sun Media Corporation. The transaction closed on June 30, 2012 and, as a result, Sun Media Corporation holds a 51% interest and TVA Group a 49% interest in SUN News.

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

In 2012, the Corporation received an amount of $1.7 million, which is included as a reduction in employee costs ($2.0 million in 2011 and $2.1 million in 2010), and incurred management fees of $1.1 million ($1.1 million in 2011 and 2010) with the Corporation’s shareholders.

Tax transactions

In 2012, the parent corporation transferred $43.4 million of non-capital losses (none in 2011 and $26.4 million in 2010) to the Corporation and its subsidiaries in exchange for a total cash consideration of $10.2 million (none in 2011 and $6.0 million in 2010). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $1.5 million in its income tax expense in 2012 (none in 2011 and $1.5 million in 2010).

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises with leases with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2012, the maximum exposure with respect to these guarantees was $16.8 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

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

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheets with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

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

Quebecor and its subsidiaries use a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAN dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Table 13

Description of derivative financial instruments

As of December 31, 2012

(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought

Quebecor Media
2013[1]	0.9871	US$	157.3		$155.3
2016[2]	1.0154	US$	320.0		$324.9

Videotron
Less than 1 year	0.9961		$87.8	US$	88.1
2014[3]	1.0151	US$	395.0		$401.0

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
7.750% Senior Notes due 2016	2007 to 2016	US$	380.0	7.69%	1.0001
5.750% Senior Notes due 2023[2]	2007 to 2016	US$	320.0	7.69%	0.9977
7.750% Senior Notes due 2016	2006 to 2016	US$	265.0	7.39%	1.1597
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
No hedged item[1]	2009 to 2013	US$	109.8	Bankers’ acceptances 3 months + 2.22%	1.1625
No hedged item[1]	2006 to 2013	US$	46.6	6.45%	1.1625

Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Videotron
5.000% Senior Notes due 2022[3]	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	1.3425
5.000% Senior Notes due 2022[3]	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[3]	2003 to 2014	US$	135.0	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	455.0	9.65%	1.0210
9.125% Senior Notes due 2018	2009 to 2018	US$	260.0	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016

[1]

These cross-currency interest rate swaps, maturing in January 2013, were used by the Corporation to hedge the foreign currency exposure under its term loan “B” credit facility that was prepaid in full in December 2012. In conjunction with the prepayment of the term loan “B” and pending the maturity of these swaps in January 2013, the Corporation has entered into US$157.3 million offsetting foreign exchange forward contracts to reverse the hedging position related to the January 17, 2013 notional exchange.

[2]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 7.75% Senior Notes due 2016 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 issued on October 11, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to reverse the hedging position related to the March 15, 2016 notional exchange.

[3]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 6.875% Senior Notes due 2014 and redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 issued on March 14, 2012. In conjunction with the repurposing of these swaps, Videotron has entered into US$395.0 million offsetting foreign exchange forward contracts to reverse the hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The gains on valuation and translation of financial instruments for 2012, 2011 and 2010 are summarized in Table 14.

Table 14

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2012	2011	2010

Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(197.5)	$(55.2)	$(41.3)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	—	(6.9)
Gain on the ineffective portion of cash flow hedges	(1.1)	—	—
Loss on the ineffective portion of fair value hedges	0.3	0.6	2.1

	$(198.3)	$(54.6)	$(46.1)

A $33.1 million gain was recorded in 2012 under “Other comprehensive income” in relation to cash flow hedging relationships ($9.5 million loss in 2011 and $43.0 million gain in 2010).

Fair value of financial instruments

The carrying amount of accounts receivable (classified as loans and receivables), accounts payable, accrued charges and provisions (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available for sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using inputs that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

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

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2012 and 2011 are as follows:

Table 15

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2012		2011
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,743.6)	$(5,007.6)	$(3,848.1)	$(4,002.2)
Derivative financial instruments[2]
Early settlement options	264.9	264.9	138.0	138.0
Interest rate swaps	—	—	(0.9)	(0.9)
Foreign exchange forward contracts[3]	0.1	0.1	3.2	3.2
Cross-currency interest rate swaps[3]	(263.0)	(263.0)	(282.8)	(282.8)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of derivative financial instruments designated as hedges is a liability position of $168.9 million as of December 31, 2012 ($280.5 million as of December 31, 2011).
[3]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2012, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$0.1	$2.0
Decrease of 100 basis points	(0.1)	(2.0)

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2012, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $29.6 million as of December 31, 2012 ($30.4 million as of December 31, 2011). As of December 31, 2012, 9.9 % of trade receivables were 90 days past their billing date (7.9 % as of December 31, 2011).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2012 and 2011:

	2012	2011

Balance as of beginning of year	$30.4	$39.1
Charged to income	35.0	20.0
Utilization	(35.8)	(28.7)

Balance at end of year	$29.6	$30.4

The Corporation believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

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

Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.1 years as of December 31, 2012 (5.1 years as of December 31, 2011).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2012, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures, and to reverse existing hedging positions through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2012:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S.-dollar-denominated accounts payable	$(0.7)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	1.0	79.6

Decrease of $0.10
U.S.-dollar-denominated accounts payable	0.7	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(1.0)	(79.6)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian London Interbank Offered Rate (“LIBOR”), (iii) U.S. LIBOR, (iv) Canadian prime rate, and (v) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2012, after taking into account the hedging instruments, long-term debt was comprised of 90.9% fixed-rate debt (84.7% in 2011) and 9.1% floating-rate debt (15.3% in 2011).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2012 is $4.5 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2012, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$0.1	$2.0
Decrease of 100 basis points	(0.1)	(2.0)

Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash flows generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure is as follows:

Table 16

Capital structure of Quebecor Media

(in millions of Canadian dollars)

	2012	2011

Bank indebtedness	$—	$4.0
Long-term debt	4,428.7	3,697.9
Derivative financial instruments	262.9	280.5
Cash and cash equivalents	(228.7)	(146.4)

Net liabilities	4,462.9	3,836.0
Equity	$2,161.9	$3,025.5

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

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

Revenue recognition policies for each of the Corporation’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction of related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction of related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

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

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the broadcasting period or over the viewing period in theatres based on a percentage of revenues generated, when exploitation, exhibition or sale can commence, and the license period of the arrangement has begun.

Revenues generated from the distribution of DVD and Blu-ray units are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment

Revenues derived from music distribution, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in CGUs, which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset or the CGU, to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

The Corporation uses the discounted cash flow method to estimate the value in use, consisting of future cash flows derived mainly from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statements of income up to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

The determination of CGUs requires judgment when determining the lowest level for which there are separately identifiable cash inflows generated by the asset category.

In addition, when determining the fair value less costs to sell of an asset or CGU, assessment of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the value in use of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by the risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, the judgment used in determining the recoverable amount of an asset or CGU may affect the amount of the impairment loss to an asset or CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there are no significant amounts of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2012 was $3.37 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2012 was $148.2 million.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation generally enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on interest and principal payments on long-term debt. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

•

The Corporation uses interest rate swaps to manage fair value exposure resulting from changes in interest rates on certain debt. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in the accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, such as early settlement options on long-term debt, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

Early settlement options are not considered closely related to their debt contract and are accordingly accounted for separately from the debt when the corresponding option exercise price is not approximately equal to the amortized cost of the debt.

The judgment used in determining the fair value of derivative financial instruments including embedded derivatives, using valuation and pricing models, may have a significant effect on the value of the gain or loss on valuation and translation of financial instruments recorded in the consolidated statements of income, and the value of the gain or loss on derivative financial instruments reported in the consolidated statements of comprehensive income. Also, valuation and financial models are based on a number of assumptions, including future cash flows, period-end swap rates, foreign exchange rates, credit default premium, volatility and discount factors.

In addition, judgment is required to determine if an option exercise price is not approximately equal to the amortized cost of the debt. This determination may have a significant impact on the amount of gains or losses on valuation and translation of financial instruments recorded in the consolidated statements of income.

Pension and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

Quebecor Media’s defined benefit obligations with respect to defined benefit pension and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized immediately through other comprehensive income and in retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and in retained earnings. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

As an alternative to the recognition policy in other comprehensive income chosen by the Corporation, an accounting policy might have been adopted, applicable to all defined benefit plans, whereby actuarial gains and losses, as well as changes in the net benefit asset limit or in the minimum funding adjustment, are recognized immediately in income or expense as they occur. The Corporation might have also elected as an accounting policy choice to account for actuarial gains and losses using the corridor method, as permitted under IFRS.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from those assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected remaining life of the option.

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

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which changes occur.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time, and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

No amounts are recognized for obligations that are possible but not probable or for those for which an amount cannot be reasonably estimated.

Allowance for doubtful accounts

The Corporation maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

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

Determining the fair value of certain acquired assets, assumed liabilities and future contingent considerations requires judgment and involves complete absolute reliance on estimates and assumptions. The Corporation primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.

The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of an impairment charge to be recognized, if any, after the date of acquisition, as discussed above under “Impairment of assets.”

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

The assessment of deferred income taxes is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income tax assets realized could be slightly different from that recorded, since it is influenced by the Corporation’s future operating results.

The Corporation is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.

Recent Accounting Pronouncements

Unless otherwise indicated, based on current facts and circumstances, the Corporation does not expect to be materially affected by the application of the following standards.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for periods beginning January 1, 2015, with early adoption permitted.

IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

(ii)	IFRS 10 – Consolidated Financial Statements is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(iii)	IFRS 11 – Joint Arrangements is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iv)	IFRS 12 – Disclosure of Interests in Other Entities is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities, and other off-balance sheet vehicles.

(v)	IAS 19 – Post-employment Benefits (including Pensions) (Amended) is required to be applied retrospectively for periods beginning January 1, 2013.

Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statements of income. IAS 19 allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

The adoption of the amended standard will have the following impacts will have the following impacts on years ended December 31:

Consolidated statements of income

Increase (decrease)	2012	2011

Employee costs	$4.4	$2.8
Net interest cost on defined benefit plans	12.3	9.8
Income tax expense	(4.5)	(3.4)

Net income	$(12.2)	$(9.2)

Net income attributable to:
Shareholders	$(11.1)	$(8.4)
Non-controlling interests	(1.1)	(0.8)

Consolidated statements of comprehensive income

Increase (decrease)	2012	2011

Net income	$(12.2)	$(9.2)
Actuarial loss	(18.3)	(14.2)
Deferred income taxes related to actuarial loss	4.9	3.8

Comprehensive income	$1.2	$1.2

Comprehensive income attributable to:
Shareholders	$0.7	$0.7
Non-controlling interests	0.5	0.5

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A - Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 10, 2013:

Name and Municipality of Residence	Age	Position

SERGE GOUIN (1)(3) Outremont, Québec	70	Director, Chairman of the Board of Directors and Chairman of the Compensation Committee

PIERRE KARL PÉLADEAU (1) Outremont, Québec	51	Director, President and Chief Executive Officer

JEAN LA COUTURE, FCPA, FCA (2) Montréal, Québec	66	Director and Chairman of the Audit Committee

ANDRÉ DELISLE (1)(2) Montréal, Québec	66	Director

A. MICHEL LAVIGNE, FCPA, FCA (1)(2)(3) Laval, Québec	62	Director

SAMUEL MINZBERG (3) Westmount, Québec	63	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Québec	73	Director

NORMAND PROVOST Brossard, Québec	58	Director

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	42	Chief Financial Officer

FRANCE LAUZIÈRE Town of Mount Royal, Québec	46	Senior Vice President, QMI Content

J. SERGE SASSEVILLE Montréal, Québec	54	Senior Vice President, Corporate and Institutional Affairs

MARC TREMBLAY Westmount, Québec	52	Senior Vice President, Legal Affairs

ÉDITH PERREAULT Candiac, Québec	47	Executive Vice President, National Sales

SYLVAIN BERGERON Longueuil, Québec	52	Vice President, Taxation

GUY DESROCHERS Candiac, Québec	56	Vice President, Internal Audit

ISABELLE LECLERC Montréal, Québec	44	Vice President, Human Resources

DENIS SABOURIN Kirkland, Québec	52	Vice President and Corporate Controller

CLAUDINE TREMBLAY Montréal, Québec	59	Vice President and Secretary

MARTIN TREMBLAY Montréal, Québec	37	Vice President, Public Affairs

CHLOÉ POIRIER Nuns’ Island, Québec	43	Treasurer

CHRISTIAN MARCOUX Laval, Québec	38	Assistant Secretary

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Serge Gouin, Director, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron and Sun Media since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group). Mr. Gouin is also a member of the Board of Directors of Onex Corporation, Gates Corporation and TVA Group and Chairman of Anges Quebec Capital Fund.

Pierre Karl Péladeau, Director and President and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media since August 2000. Mr. Péladeau has served as President and Chief Executive Officer of Quebecor Media since August 2008, a position he also previously held from August 2000 to March 2004. Mr. Péladeau is also President and Chief Executive Officer of Quebecor and Sun Media. He was Vice Chairman of the Board of Directors and Chief Executive Officer of the Company from May 2006 to August 2008 and President and Chief Executive Officer of Quebecor World Inc., from March 2004 to May 2006. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media and in 2000, he was responsible for the acquisition of Le Groupe Videotron ltée. Mr. Péladeau was also the President and Chief Executive Officer of Videotron from July 2001 until June 2003. Mr. Péladeau is a director of numerous Quebecor group companies and is active in many charitable and cultural organizations. Mr. Péladeau is also Chairman of the Board of the Fondation de l’entrepreneurship.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and is also a Director and Chairman of the Audit Committee of Quebecor and Videotron. Mr. La Couture was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the boards of directors of Innergex Renewable Energy Inc., Groupe Pomerleau (a Quebec-based construction company) and Institute of Corporate Directors, Quebec Chapter and a Director of the Caisse de dépôt et placement du Québec.

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

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of Videotron and TVA Group. Mr. Lavigne is a Director of Canada Post, as well as the Chairman of the Board of Directors of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and

Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Samuel Minzberg, Director and member of the Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman family. Until December 1997, he was a partner at the Montréal predecessor law firm to Davies Ward Phillips & Vineberg LLP (Montréal). He also serves as a Director of HSBC Bank Canada, HSBC North America Holdings Inc., HSBC Finance Corporation, Reitmans (Canada) Limited and Richmont Mines Inc. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Quebecor, Barrick Gold Corporation, Wyndham Worldwide Corporation, The Blackstone Group LP, Lion Capital (London) and Tuckamore Capital.

Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity, of the Caisse de dépôt et placement du Québec since November 2003. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer from April 2009 to March 2012. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders’ Networking Group of Québec and the Montréal Chamber of Commerce.

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

France Lauzière, Senior Vice President, QMI Content. Ms. Lauzière was appointed to her current position in January 2013. She also serves as Vice President, Programming, Brand and Content of TVA Group Inc. since February 2006. Ms. Lauzière first joined the TVA Group in 2001 as Manager of Variety Programming before taking on the position of General Manager, Programming. In 2007, she also took the responsibilities of managing TVA Productions. Two years later, she established a division called TVA Création.

J. Serge Sasseville, Senior Vice President, Corporate and Institutional Affairs. Mr. Sasseville was promoted Senior Vice President, Corporate and Institutional Affairs in March 2012 from his previous position as Vice President, Corporate and Institutional Affairs of Quebecor Media, a position he held since November 2008. Mr. Sasseville joined the Quebecor Group in 1987 and has served in many capacities both as a lawyer and manager, including Vice President, Legal Affairs and Secretary of Videotron and its subsidiaries and President, Music Sector of Archambault Group. Mr. Sasseville is a member of the boards of directors of Archambault Group and the Quebecor Fund. He is also a member of the Executive Committee and the Vice-Chair of the Board of Directors of CWTA (Canadian Wireless Telecommunications Association) and a member of the Board of Directors of CPAC (Cable Public Affairs Channel). He has been a member of the Barreau du Québec since 1981 and practiced law at the law firm Stein, Monast in Québec City from 1981 to 1987.

Marc Tremblay, Senior Vice President, Legal Affairs. Mr. Tremblay was promoted Senior Vice President, Legal Affairs in March 2012 from his previous position as Vice President, Legal Affairs at Quebecor Media, a position he held from March 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

Édith Perreault, Executive Vice President, National Sales. Ms. Perreault was appointed to her current position in November 2011. She also serves as Vice President, Sales and Marketing of TVA Group Inc. since February 2007.

Sylvain Bergeron, Vice President, Taxation. Mr. Bergeron was promoted to his current position in February 2011. Mr. Bergeron is also Vice President, Taxation, of Quebecor. Mr. Bergeron joined Videotron in 1990 as Tax Adviser and later became Assistant Director, Taxation of Le Groupe Videotron ltée. Following the acquisition of Le Groupe Vidéotron ltée by the Company, Mr. Bergeron was promoted Director, Taxation of the Company in 2001. Prior to that, Mr. Bergeron was successively Auditor and Tax Specialist for Samson, Belair/Deloitte & Touche, Chartered Accountants. Mr. Bergeron has been a member of the Canadian Institute of the Chartered Accountants and of the Ordre des comptables professionnels agréés (CPA) du Québec (formerly Corporation professionnelle des comptables agréés du Québec) since 1987.

Guy Desrochers, Vice President, Internal Audit. Mr. Desrochers was appointed Vice President, Internal Audit of Quebecor Media in September 2012. He acts in the same capacity for Videotron. Prior to joining Quebecor Media, Mr. Desrochers was in charge of the Internal Audit Services of Molson Coors Brewing Company (Canadian operations) from 2003 to 2012. He also held several financial management positions at Bombardier Aerospace and Pratt & Whitney Canada from 1984 to 2002. He holds a bachelor degree in Business Administration from Laval University, is a member of the Ordre des comptables professionnels agréés (CPA) du Québec (formerly Corporation des Comptables en Management Accrédités du Québec) since 1984, is a Board member and President of the Executive Committee of the Institute of Internal Auditors (Montreal chapter), and is a Certified Internal Auditor.

Isabelle Leclerc, Vice President, Human Resources. Ms. Leclerc was promoted to her current position in June 2011. From 2007 to her appointment, Ms. Leclerc served as Director, Human Resources and, Senior Director, Talent Management. From 2003 to 2007, Ms. Leclerc held several functions within Quebecor World Inc. Prior to joining Quebecor, Ms. Leclerc was a compensation consultant for 10 years with Towers Perrin and then with Aon Consulting Group. She is a member of the North American professional association World@Work, and Vice President of the board of Mutuelle de Formation FCCQ, a not-for-profit organization, since June 2011. She holds an executive MBA.

Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media in March 2004. Prior to that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the Canadian Institute of Chartered Accountants since 1984.

Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary of Quebecor Media on January 1, 2008. She holds the same position within Quebecor, TVA Group, Sun Media and Videotron. Prior to her appointment to her current position, Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World Inc. and Quebecor from 2003 to December 2007. Prior to joining the Quebecor group of companies as Assistant Secretary in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.

Martin Tremblay, Vice President, Public Affairs. Mr. Tremblay was appointed Vice President, Public Affairs in August 2012. Mr. Tremblay joined the Company in 2010 as Manager, Special Projects and Special Counsel to the President. Prior to that, he had worked for ten years in different political cabinets and at CASACOM, a Montreal public relations firm, as Senior Counsel in public affairs. Mr. Tremblay holds a bachelor degree in Political Science from the Université du Québec à Chicoutimi.

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

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Quebecor Media in January 2008. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and was promoted to Director, Compliance, Corporate Secretariat in February 2010. He is also currently acting as Assistant Secretary of Quebecor, TVA Group, Sun Media and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux practiced law at the law firm BCF LLP for three years. He has been a member of the Barreau du Québec since 2000.

Changes to Corporate Management

On March 14, 2013, following the end of the period covered by this annual report, Quebecor announced that Mr. Pierre Karl Péladeau will be stepping down as President and Chief Executive Officer of Quebecor and Quebecor Media and will be replaced by Mr. Robert Dépatie, the current President and Chief Executive Officer of Videotron.

Mr. Péladeau will be appointed Chairman of the Board of Quebecor Media and of TVA Group, in replacement of Mr. Serge Gouin, who will be retiring and stepping down after serving as Chairman of the Board of Quebecor Media since the company’s creation in 1999 and of TVA Group since 2011. Mr. Péladeau will also become Vice-Chairman of the Board of Quebecor Inc., which will continue to be chaired by Ms. Françoise Bertrand. Mr. Péladeau will continue overseeing the Quebecor’s strategic files in his new position.

Ms. Manon Brouillette, the current President, Consumer Markets, of Videotron, will be appointed as President and Chief Operating Officer of Videotron. Mr. Dépatie will remain Chief Executive Officer.

The changes are expected to come into effect at the time of Quebecor’s next annual shareholders meeting, to be held in Montréal on May 8, 2013.

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

During the financial year ended December 31, 2012, the amount of compensation (including benefits in kind) paid to seven of our Directors (other than Pierre Karl Péladeau) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $825,000. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2012, our senior executive officers, as a group, received aggregate compensation of $11.0 million for services they rendered in all capacities during 2011, which amount includes base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.

Quebecor Media’s Stock Option Plan

We maintain a stock option plan to attract, retain and motivate our Directors, executive officers and key contributors, as well as those of our subsidiaries. The Compensation Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

Under this stock option plan, 6,180,140 Quebecor Media common shares (representing 6% of all of the outstanding shares of Quebecor Media) have been set aside for Directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2012, an aggregate total of 146,000 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $52.06 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2012, a total of 1,480,355 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $12.5 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2012, an aggregate total of 1,349,007 options were outstanding (of which 251,266 were vested as at that date), with a weighted average exercise price of $45.02 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 22 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

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

During the year ended December 31, 2012, 49,447 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $36.86 per share, were granted to one senior executive officer of Quebecor Media. More specifically, the foregoing number represents the portion of all options granted to this executive in the year ended December 31, 2012 which was allocated to us. As of December 31, 2012, a total of 123,742 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $35.72 per share, were held by senior executive officers of Quebecor Media for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2012 was $38.67.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The benefits under the Quebecor Media plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $134,834. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $6,742 in respect of 2013. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. New employees are eligible to enroll on a retirement savings plan.

The total amount contributed by Quebecor Media in 2012 to provide the pension benefits was $73.5 millions on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 28 to our audited consolidated financial statements.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$134,834 or more	$26,967	$40,450	$53,933	$67,417	$80,900

Supplemental Retirement Benefit Plan (“SERP”) for Designated Executives

In addition to the pension plans in force, Quebecor Media and its subsidiaries provide supplemental retirement benefits to certain designated executives. Three senior executive officers of Quebecor Media are participants in a SERP.

Two senior executives participate in the Quebecor Media plan and the benefits are equal, for each year of membership under the plan, to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. Upon a beneficiary’s death after retirement, the plan provides for the payment of a pension to the eligible surviving spouse which represents 50% of the retiree’s pension and payable for up to ten years. The other senior executive officer participates in another SERP established by one of Quebecor Media’s subsidiary.

As of December 31, 2012, these three senior executive officers of Quebecor Media had credited service of approximately seven years or less. The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$13,033	$19,550	$26,067	$32,583	$39,100
$300,000	$33,033	$49,550	$66,067	$82,583	$99,100
$400,000	$53,033	$79,550	$106,067	$132,583	$159,100
$500,000	$73,033	$109,550	$146,067	$182,583	$219,100
$600,000	$93,033	$139,550	$186,067	$232,583	$279,100
$800,000	$133,033	$199,550	$266,067	$332,583	$399,100
$1,000,000	$173,033	$259,550	$346,067	$432,583	$519,100
$1,200,000	$213,033	$319,550	$426,067	$532,583	$639,100
$1,400,000	$253,033	$379,550	$506,067	$632,583	$759,100

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

D - Employees

At December 31, 2012, we had approximately 16,865 employees on a consolidated basis. At December 31, 2011 and 2010, we had approximately 16,950 and 16,360 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2012.

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements
Telecommunications	6,460	3,810	5
News Media	5,180	1,280	72
Broadcasting	2,120	1,230	13
Leisure and Entertainment	1,485	380	8
Interactive Technologies and Communications	1,200	—	—
Corporate(1)	420	—	—

Total	16,865	6,700	98

(1)	Includes QMI Agency and National Sales Offices

At December 31, 2012, approximately 40% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 98 collective bargaining agreements:

•

Videotron is party to five collective bargaining agreements representing approximately 3,810 unionized employees. The two most important collective bargaining agreements, covering unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. There are also two collective bargaining agreements covering unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which expired on December 31, 2012. Negotiations regarding this collective bargaining agreement is in progress.

•

Sun Media is party to 70 collective bargaining agreements, representing approximately 1,100 unionized employees. 22 collective bargaining agreements have expired, representing approximately 290 unionized employees, or 25% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2013. Of the other collective bargaining agreements, 14 will expire in 2013, representing approximately 731 employees or 65% of its unionized workforce and the others to expire on various dates through December 2019.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 1,230 unionized employees. Of this number, three collective bargaining agreements, representing approximately 1,080 unionized employees or 50% of its unionized workforce, have expired. Negotiations regarding these collective bargaining agreements are in progress. One agreement was reached on January 13, 2013 with respect to 125 of these unionized employees. Two additional collective bargaining agreements representing approximately 54 unionized employees or less than 1% of its unionized workforce will expire in 2013. The other collective bargaining agreements will expire between 2014 and 2015.

•

Of the other 10 collective bargaining agreements, representing approximately 540 unionized employees, one collective bargaining agreement representing approximately 40 unionized employees is expired. Negotiations regarding this collective bargaining agreement are in progress. The other collective bargaining agreements will expire between April 2015 and December 2017.

We currently have no labour disputes nor do we currently anticipate any such labour dispute in the near future.

We can neither predict the outcome of current or future negotiations relating to labour disputes, if any, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience further work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

E - Share Ownership

Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our Directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “B. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A - Major Shareholders

In October 2012 we entered into an agreement (the “CDP Agreement”) with CDPQ regarding a partial sale of Capital CDPQ’s interest in Quebecor Media. The CDP Agreement provided for the following transactions:

•

the repurchase and cancellation by Quebecor Media of 20,351,307 shares of Quebecor Media held by Capital CDPQ, representing approximately 36.4% of Capital CDPQ’s interest before closing, for an aggregate purchase price of $1.0 billion; and

•	the purchase by Quebecor of 10,175,653 shares of Quebecor Media held by Capital CDPQ, representing approximately 18.2% of Capital CDPQ’s interest before closing.

Following the completion of these transactions, Capital CDPQ indirectly held 25,439,134 shares of our Company, representing a 24.6% interest in Quebecor Media (excluding dilution from options under Quebecor Media’s stock option plan) and Quebecor held, directly and indirectly, 77,812,366 common shares of our Company, representing a 75.4% voting and equity interest in us. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the CDPQ, one of Canada’s largest pension fund managers.

To the knowledge of our Directors and officers and according to public information available, the only persons or companies which, as at March 12, 2013, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were: Pierre Karl Péladeau, Beutel, Goodman & Co. Ltd. and Letko, Brosseau & Associates Inc.

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	17,468,464	89.23%	207,260	0.48%	73.22%
Beutel, Goodman & Co. Ltd.	—	—	9,590,203	22.43%	4.02%
Letko, Brosseau & Associates Inc.	—	—	4,451,309	10.41%	1.87%

B - The Company’s Shareholders Agreement

We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor and certain of its wholly owned subsidiaries, and Capital CDPQ, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the Company’s Shareholders Agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as “QMI Shares”, on a fully-diluted basis.

The Company’s Shareholders Agreement provides, among other things, for:

(a)	standard rights of first refusal with respect to certain transfers of QMI Shares;

(b)	standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or our convertible securities;

(c)	rights of representation on our Board of Directors in proportion to shareholdings, with Quebecor initially having five nominees and Capital CDPQ having four nominees to our Board of Directors;

(d)	consent rights in certain circumstances with respect to matters relating to us and our non-reporting issuer (public) subsidiaries, including (1) a substantial change in the nature of our business and our subsidiaries taken as a whole, (2) an amendment to our articles or certain of our subsidiaries, (3) the merger or amalgamation of us or certain of our subsidiaries with a person other than an affiliate, (4) the issuance by us or certain of our subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (5) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, and (6) a business acquisition in a business sector unrelated to sectors in which we and certain of our subsidiaries are involved;

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

In connection with the CDP Agreement and the transactions contemplated thereunder, our shareholders agreed to amend the Company’s Shareholders Agreement and entered into an amending agreement among Quebecor, certain of Quebecor’s wholly-owned subsidiaries, CDPQ and Capital CDPQ providing for, among other things:

(a)	the addition of demand registration rights and piggyback registration rights in favour of Capital CDPQ, effective from and after January 1, 2019;

(b)	the addition of exit rights, effective on or after January 1, 2019, including the right of Capital CDPQ to require Quebecor Media to carry out an initial public offering and the right of Capital CDPQ to sell its remaining interest in Quebecor Media to a financial third party, without providing any right of first refusal or first offer to Quebecor or Quebecor Media; and

(c)	the addition of consent rights in respect of the declaration or payment of cumulative dividends by Quebecor Media in any financial year exceeding the greater of (i) 25% of its consolidated net earnings in the immediately preceding financial year and (ii) $225 million.

C - Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2012, the Company and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $14.4 million ($11.7 million in 2011 and $14.8 million in 2010), which are included in purchase of goods and services. The Company and its subsidiaries made sales to an affiliated corporation in the amount of $3.8 million ($3.2 million in 2011 and $3.6 million in 2010). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

Corporate reorganization

In the second quarter of 2010, the Company announced the creation of SUN News, a partnership between TVA Group and Sun Media Corporation. The partnership has launched an English-language news and opinion specialty channel in the spring of 2011. In connection with the launch of this new specialty channel, the Company terminated the operations of its general-interest television station, Sun TV, and undertook a related corporate reorganization.

On June 28, 2012, the CRTC approved the sale of a 2% interest in SUN News by TVA Group to Sun Media Corporation. The transaction closed on June 30, 2012 and, as a result, Sun Media Corporation holds a 51% interest and TVA Group holds a 49% interest in SUN News.

Management arrangements

The parent corporation has entered into management arrangements with the Company. Under these management arrangements, the parent corporation and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers, who also serve as executive officers of the parent corporation.

In 2012, the Company received an amount of $1.7 million, which is included as a reduction in employee costs ($2.0 million in 2011 and $2.1 million in 2010), and incurred management fees of $1.1 million ($1.1 million in 2011 and 2010) with the Company’s shareholders.

Tax transactions

In 2012, the parent corporation transferred $43.4 million of non-capital losses (none in 2011 and $26.4 million in 2010) to the Company and its subsidiaries in exchange for a total cash consideration of $10.2 million (none in 2011 and $6.0 million in 2010). This transaction was concluded on terms equivalent to those that prevail on arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Company recorded a reduction of $1.5 million in its income tax expense in 2012 (none in 2011 and $1.5 million in 2010).

D - Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A - Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2012 and 2011, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2012, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B - Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.

C - Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2012, our issued and outstanding share capital was as follows:

•	103,251,500 common shares outstanding, of which 77,812,366 were held by Quebecor and 25,439,134 were held by Capital CDPQ; and

•	1,630,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Québec Inc., an indirect wholly-owned subsidiary of Quebecor Media.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2012, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2011, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2010, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $87.5 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D - Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects”), there has been no significant change in our financial position since December 31, 2012.

ITEM 9 — THE OFFER AND LISTING

A - Offer and Listing Details

Not applicable.

B - Plan of Distribution

Not applicable.

C - Markets

Outstanding Notes

On October 11, 2012, we issued and sold CAN$500.0 million aggregate principal amount of our 6 5/8% Senior Notes due 2023 and US$850.0 million aggregate principal amount of our 5 3/4% Senior Notes due 2023 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 5 3/4% Senior Notes due 2023 and our 6 5/8% Senior Notes due 2023 are unsecured and are due on January 15, 2023, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the issuance of the 5 3/4% Senior Notes due 2023, we agreed to file, within 210 days after the issue date of the notes, an exchange offer registration statement relating to the exchange without novation of these privately placed notes for our new SEC-registered 6 5/8% Senior Notes due 2023 evidencing the same continuing indebtedness and having substantially identical terms. We have also agreed to use our best efforts to cause the registration statement to become effective within 330 days after the issue date of the 5 3/4% Senior Notes due 2023 and to consummate the exchange offer within 360 days after the issue date of the notes. Our 6 5/8% Senior Notes due 2023 were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

On January 5, 2011, we issued and sold CAN$325.0 million aggregate principal amount of our 7 3/8% Senior Notes due 2021 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 7 3/8% Senior Notes due 2021 are unsecured and are due on January 15, 2021, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. Our 7 3/8% Senior Notes due 2021 were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

On October 5, 2007, we issued and sold US$700.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. Our 7 3/4% Senior Notes due 2016 are unsecured and are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of these unregistered notes, we filed a registration statement on Form F-4 with the SEC on November 20, 2007 and completed the registered exchange offer on March 31, 2008. As a result of this exchange offer, our 7 3/4% Senior Notes due 2016 issued on October 7, 2007 have been registered under the Securities Act. These notes were issued under a different indenture than, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in the next paragraph. In November 2012, we effected an optional partial redemption of $320,000,000 aggregate principal amount of these 7 3/4% Senior Notes due 2016.

On January 17, 2006, we issued and sold US$525.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016 in a private placement exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we filed a registration statement on Form F-4 on May 8, 2006 and completed the registered exchange offer in July 2006. Our 7 3/4% Senior Notes due 2016 are unsecured and are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In March and April 2012, Quebecor Media purchased or redeemed and retired $260,000,000 aggregate principal amount of its 7 3/4% Senior Notes due 2016 issued in January 2006. As a result, we have US$265.0 million in aggregate principal amount of our 7 3/4% Senior Notes outstanding and registered under the Securities Act.

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system. The record holder of each respective series of our 7 3/4% Senior Notes due 2016 and our 5 3/4% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 7 3/8% Senior Notes due 2021 and our 6 5/8% Senior Notes due 2023 is CDS Clearing and Depository Services Inc.

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

As of December 31, 2012, there were no issued and outstanding Series A Shares.

As of December 31, 2012, there were no issued and outstanding Series B Shares.

As of December 31, 2012, there were no issued and outstanding Series C Shares.

As of December 31, 2012, there were no issued and outstanding Series D Shares.

As of December 31, 2012, there were no issued and outstanding Series E Shares.

As of December 31, 2012, there were no issued and outstanding Series F Shares.

As of December 31, 2012, there were 1,630,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Québec Inc., one of our indirect wholly-owned subsidiaries. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

B - Memorandum and Articles of Association

On January 17, 2013, our Articles of Incorporation and the various Articles of Amendment were consolidated, as permitted by the Business Corporations Act (Quebec). These Articles of Consolidation are filed as an exhibit to this annual report. In this description, we refer to our Articles of Consolidation as the “Articles”. The following is a summary of certain provisions of our Articles and our by-laws.

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

2.	The rights, preferences and restrictions attaching to our common shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares, the Series F Shares and the Series G Shares) and our Preferred Shares, Series E are set forth below:

Common Shares

(a)	Dividend rights: Subject to the rights of the holders of our Preferred Shares, each common share shall be entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of our common shares shall be entitled to receive notice of any meeting of our shareholders and to attend and vote on all matters to be voted on by our shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Other than as provided in paragraph (a) above (the holders of our common shares are entitled to receive dividends as determined by our Board of Directors) and paragraph (d) below (the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None

(f)	Sinking fund provisions: None

(g)	Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

Cumulative First Preferred Shares, Series A (Series A Shares)

(a)	Dividend rights: The holders of record of the Series A Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 12.5% per share per annum. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain semi-annual dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series A Shares may require us to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series B (Series B Shares)

(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single cumulative dividend, payable in cash, in an amount to be determined by our Board of Directors in accordance with the Articles, which dividend, once determined by our Board of Directors, shall be paid on the date of conversion of the Series B Shares into our common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of our shareholders, unless we shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series B Shares may require us to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, we may, at our option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series C (Series C Shares)

(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series D (Series D Shares)

(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.

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

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require us to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by us: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series F (Series F Shares)

(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series F Shares may require us to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series G (Series G Shares)

(a)	Dividend rights: The holders of record of the Series G Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series G Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight semi-annual dividends on the Series G Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series G Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series G Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series G Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series G Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series G Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series G Shares may require us to redeem the Series G preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series G Shares as a result of such holders owning a substantial number of shares: None.

Preferred Shares

Preferred Shares, Series E (Series E Shares)

(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders.

(c)	Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.

(e)	Redemption provisions: Holders of Series E Shares may require us to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Quebec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Quebec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.

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

(a)

Indenture relating to CAN$500,000,000 of our 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On October 11, 2012, we issued CAN$500,000,000 aggregate principal amount of our 6 5/8% Senior Notes due January 15, 2023 pursuant to an Indenture, dated as of October 11, 2012, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2023. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption prices set forth in the indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(b)	Indenture relating to US$850,000,000 of our 5 3/4% Senior Notes due January 15, 2023 dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 11, 2012, we issued US$850,000,000 aggregate principal amount of our 5 3/4% Senior Notes due January 15, 2023 pursuant to an Indenture dated as of October 11, 2012, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on January 15, 2023. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(c)

Indenture relating to CAN$325,000,000 of our 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On January 5, 2011, we issued CAN$325,000,000 aggregate principal amount of our 7 3/8% Senior Notes due January 15, 2021 pursuant to an Indenture, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2021. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(d)	Indenture relating to US$700,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7  3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on March 15, 2016. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in paragraph (e) below.

(e)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on March 15, 2016. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph.

(f)	Credit Agreement, dated as of January 17, 2006, as amended, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent.

Our Senior Secured Credit Facilities are comprised of a $300.0 million revolving credit facility (“Revolving Facility”) that matures on January 15, 2016. Our Senior Secured Credit Facilities also provide us with the ability to borrow an additional $800 million under an uncommitted incremental facility (or increase to the Revolving Facility), subject to compliance at all times with all financial covenants, absence of default and lenders being willing to fund the incremental amount. This incremental facility (unless made through an increase of the Revolving Facility) will have a term to be agreed with the lenders. We may draw letters of credit under the Senior Secured Credit Facilities. The proceeds of our Revolving Facility may be used for our general corporate purposes.

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. LIBOR, plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances, the applicable margin is determined by our Leverage Ratio (as defined in the Senior Secured Credit Facilities) and ranges from 1.25% when this ratio is less than or equal to 2.75x to 2.00% when this ratio is greater that 4.5x. With regard to bankers’ acceptances and letters of credit, the applicable margin ranges from 2.25% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. With regard to U.S. LIBOR advances, the applicable margin ranges from 2.25% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable. Borrowings under the Revolving Facility are repayable in full on January 15, 2016.

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

(g)

Indenture relating to US$650,000,000 of Videotron’s 6 7/8 % Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, Videotron issued US$335.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Videotron issued an additional US$315.0 million aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. In March 2012, Videotron redeemed and retired the entire outstanding principal amount outstanding of these 6 7/8% Senior Notes due January 15, 2014. These notes were unsecured, bearing a maturity date of January 15, 2014. Interest on these notes was payable in cash semi-annually in arrears on January 15 and July 15 of each year. These notes were guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. The notes were redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contained customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default.

(h)

Indenture relating to US$175,000,000 of Videotron’s 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On September 16, 2005, Videotron issued US$175,000,000 aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on December 15, 2015. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(i)

Indenture relating to US$715,000,000 of Videotron’s 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. On March 5, 2009, Videotron issued an additional US$260.0 million aggregate principal amount of these 9 1/8% Senior Notes due 2018. These notes, which form a single series and class, are unsecured and mature on April 15, 2018. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(j)

Indenture relating to CAN$300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, Videotron issued CAN$300,000,000 aggregate principal amount of its 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2020. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(k)

Indenture relating to CAN$300,000,000 of Videotron’s 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 15, 2011, Videotron issued CAN$300,000,000 aggregate principal amount of its 6 7/8% Senior Notes due 2021, pursuant to an Indenture, dated as of July 5, 2011. These notes are unsecured and mature on July 5, 2021. Interest on these notes is payable in cash semi-annually in arrears on June 5 and December 5 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(l)	Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, Videotron issued US$800,000,000 aggregate principal amount of its 5% Senior Notes due 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on July 15, 2022. Interest on these notes is payable in cash semi-annually in arrears on January 15 and June 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all of such notes to be due and payable immediately.

(m)	Credit Agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s $650.0 million senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures on July 19, 2016 and a $75.0 million secured export financing facility providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and/or reimbursement of payments of export equipment and local services in relation to Videotron’s contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under Videotron’s revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron’s credit agreement) of the Relevant Group (as defined in the credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.50% when this ratio is less than 1.75x, to 2.00% when this ratio is greater than or equal to 4.25x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.50% when this ratio is less than 1.75x, to 3.00% when this ratio is greater than or equal to 4.25x. Videotron has agreed to pay a commitment fee based on the aggregate amount undrawn under its revolving credit facility ranging from 0.3375% when the Leverage Ratio is less than 1.75x, to 0.75% when this ratio is greater than or equal to 4.25x. Advances under Videotron’s export financing facility bear interest at the bankers’ acceptance rate and Canadian LIBOR, plus a margin at a rate of 0.875%.

The revolving credit facility will be repayable in full on July 19, 2016. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under Videotron’s senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the credit facilities (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by Videotron and such guarantors and other security.

Videotron’s senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

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

E - Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 3/4% Senior Notes due 2016 issued on January 17, 2006 (the “2006 notes”) and our 7 3/4% Senior Notes due 2016 issued on October 5, 2007 (the “2007 OID notes”), our 7 3/8% Senior Notes due 2021 issued on January 5, 2011 (the “2011 C$ notes”), our 5 3/4% Senior Notes due 2023 issued on October 11, 2012 (the “2012 US$ notes”), and our 6 5/8% Senior Notes due 2023 issued on October 11, 2012 (the “2012 C$ notes”) (and collectively with our 2006 notes, 2007 OID notes, 2011 C$ notes and 2012 US$ notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code or U.S. Holders subject to the newly effective 3.8% Medicare tax on net investment income) or to holders that may be subject to special rules under U.S. federal income tax law, including:

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

Interest on the Notes

Interest on the 2006 notes, 2011 C$ notes, 2012 US$ notes and 2012 C$ notes

Payments of stated interest on the 2006 notes, 2011 C$ notes, 2012 US$ notes and our 2012 C$ notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Our 2011 C$ notes and our 2012 C$ notes (collectively, the “C$ notes”) are denominated in Canadian dollars. Interest on these notes will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the Canadian dollar amount, regardless of whether the Canadian dollars are converted into U.S. dollars. Generally, a U.S. Holder that uses the cash method of tax accounting will determine such U.S. dollar value using the spot rate of exchange on the date of receipt. A cash method U.S. Holder generally will not realize foreign currency gain or loss on the receipt of the interest payment but may have foreign currency gain or loss attributable to the actual disposition of the Canadian dollars received.

Generally, a U.S. Holder of C$ notes that uses the accrual method of tax accounting will determine the U.S. dollar value of accrued interest income using the average rate of exchange for the accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. Holder’s taxable year). Alternatively, an accrual basis U.S. Holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. Holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date payment is received differs from the rate applicable to an accrual of that interest. The amount of foreign currency gain or loss to be recognized by such U.S. Holder will be an amount equal to the difference between the U.S. dollar value of the Canadian dollar interest payment (determined on the basis of the spot rate on the date the interest income is received) in respect of the accrual period and the U.S. dollar value of the interest income that has accrued during the accrual period (as determined above). This foreign currency gain or loss will be ordinary income or loss and generally will not be treated as an adjustment to interest income or expense.

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

Market Discount, Acquisition Premium, and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than their stated redemption price at maturity in the case of 2006 notes, or their revised issue price in the case of 2007 OID notes (which generally should be equal to the sum of the issue price of the 2007 OID notes and all OID includible in income by all holders prior to such Holder’s acquisition of the 2007 OID notes (without regard to reduction of OID for acquisition premium), and less any cash payments on the 2007 OID notes other than qualified stated interest), this difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related note to its maturity date.

In the case of C$ note, market discount is accrued in Canadian dollars, and the amount includible in income by a U.S. Holder upon a sale of a C$ note in respect of accrued market discount will be the U.S. dollar value of the amount accrued. Such U.S. dollar value is generally calculated at the spot rate of exchange on the date the C$ note is sold. Any market discount on a C$ note that is currently includible in income under the election noted above will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of such accrual period within the U.S. Holder’s taxable year. In such case, a U.S. Holder generally will recognize foreign currency gain or loss with respect to accrued market discount under the rules similar to those that apply to accrued interest on a note received by an accrual basis U.S. Holder, as described above.

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

Bond Premium

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the U.S. Holder is treated as having purchased the related notes with amortizable bond premium. A U.S. Holder generally will not be required to include OID in income and may elect to amortize the premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a note. In the case of a C$ note, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the C$ note and the spot rate of exchange on the date on which the U.S. Holder acquired the C$ note. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a C$ note.

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

A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost therefor, increased by any market discount previously included in income and, in the case of the 2007 OID notes, by any OID previously included in income, and reduced by any payments (other than payments constituting qualified stated interest) received on the notes, any amount treated as a return of pre-issuance accrued interest excluded from income, and the amount of amortized bond premium, if any, previously taken into account with respect to the note. If a U.S. Holder purchases a C$ note with Canadian dollars, the U.S. dollar cost of the C$ note will generally be the U.S. dollar value of the purchase price upon the date of purchase calculated at the spot rate of exchange on that date. The amount realized upon the disposition of a C$ note will generally be the U.S. dollar value of the amount received on the date of the disposition calculated at the spot rate of exchange on that date. However, if the C$ note is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of or amount received on the C$ note, as applicable, by translating the amount paid or received at the spot rate of exchange on the settlement date of the purchase or disposition. The election available to accrual basis U.S. Holders in respect of the purchase and disposition of C$ notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a C$ note that is attributable to changes in the rate of exchange between the U.S. dollar and foreign currency generally will be treated as U.S. source ordinary income or loss. Such foreign currency gain or loss will equal the difference between (i) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the C$ note calculated at the spot rate of exchange on the date of the sale, exchange, retirement or other disposition and (ii) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the C$ note calculated at the spot rate of exchange on the date of purchase of the C$ note. If the C$ note is traded on an established securities market, with respect to a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder), such foreign currency gain or loss will equal the difference between (x) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the C$ note calculated at the spot rate of exchange on the settlement date of the disposition and (y) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the C$ note calculated at the spot rate of exchange on the settlement date of the purchase of the C$ note. Such foreign currency gain or loss is recognized on the sale or retirement of such note only to the extent of total gain or loss recognized on the sale or retirement of such note. Prospective investors should consult their own tax advisors regarding certain foreign currency translation elections that may be available with respect to a sale, exchange, or redemption of the C$ notes.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a C$ note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time the note is disposed of or payment is received in consideration of such sale or retirement (as applicable). The amount of gain or loss recognized on a subsequent sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency. A U.S. Holder who acquires such note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the note on the date of acquisition. Such gain or loss generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement on IRS Form 8886. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the C$ note as a reportable transaction if this loss exceeds the relevant threshold in the regulations. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the ownership or disposition of the C$ notes, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the C$ notes.

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

The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980), as amended, (i) is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), (ii) deals at arm’s length with any transferee resident or deemed resident in Canada to whom the Holder disposes of Senior Notes, (iii) does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business or part of a business in Canada, (iv) does not receive any payment of interest on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Quebecor Media does not deal at arm’s length, and (v) is not a “specified shareholder” and deals at arm’s length with each person who is a “specified shareholder” of Quebecor Media for the purposes of the thin capitalization rules in the Tax Act (a “Non-Resident Holder”).

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

Foreign currency risk and interest rate risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2012, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures, and to reverse existing hedging positions through offsetting transactions. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian LIBOR, (iii) U.S. LIBOR, (iv) Canadian prime rate and (v) U.S. prime rate. The Senior Notes issued by the Company and its subsidiaries bear interest at fixed rates. The Company and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2012, after taking into account the hedging instruments, long-term debt was comprised of 90.9% fixed-rate debt (84.7% in 2011) and 9.1% floating-rate debt (15.3% in 2011).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2012 is $4.5 million.

Commodity price risk

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2012, the total newsprint consumption of our newspaper operations was approximately 140,300 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 9.4% ($79.8 million) of our News Media segment’s operating expenses for the year ended December 31, 2012. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates if certain thresholds are met and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier expires on December 31, 2014 and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on our Newsprint Supplier for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our Newsprint Supplier or the cessation of operations of our Newsprint Supplier.

In addition, since our newspaper operations are labour intensive and located across Canada, our newspaper business has a relatively high fixed-cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2012, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $29.6 million as of December 31, 2012 ($30.4 million as of December 31, 2011). As of December 31, 2012, 9.9 % of trade receivables were 90 days past their billing date (7.9 % as of December 31, 2011).

The Company believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

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

Fair value of financial instruments

See “Item 5 – Operating and Financial Review and Prospects – Additional Information – Financial Instruments and Financial Risk – Fair Value of Financial Instruments” in this annual report.

Material limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal repayments

As of December 31, 2012, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2013	$21.3
2014	96.4
2015	195.2
2016	642.4
2017	10.7
2018 and thereafter	3,777.6

Total	$4,743.6

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

Quebecor Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Quebecor Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Quebecor Media’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quebecor Media’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of Quebecor Media are being made only in accordance with authorizations of management and directors of Quebecor Media; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quebecor Media’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2012.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2012, 2011 and 2010. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2012 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2012, 2011 and 2010, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010

Audit Fees(1)	$2,810,841	$2,978,183	$3,647,806
Audit related Fees(2)	245,103	229,296	205,322
Tax Fees(3)	74,685	50,782	115,006
All Other Fees(4)	82,316	72,408	64,675

Total	$3,212,945	$3,330,669	$4,032,809

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation of Quebecor Media as of January 17, 2013.

1.2	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 1.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

1.3	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.4	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.5	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006, Commission file No. 333-13792).

1.6	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007, Commission file No. 333-13792).

1.7	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008, Commission file No. 333-13792).

1.8	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009, Commission file No. 333-13792).

2.1	Form of 7 3/4% Senior Note due 2016 of Quebecor Media originally issued on January 17, 2006 (incorporated by reference to Exhibit A to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006, Commission file No. 333-13792).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006, Commission file No. 333-13792).

2.3	Form of 7 3/4% Senior Note due 2016 of Quebecor Media originally issued on October 5, 2007 (incorporated by reference to Exhibit A to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.6	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.7	Form of 6 5/8% Senior Notes due January 15, 2023 of Quebecor Media (included as Exhibit A to Exhibit 2.8 below).

2.8	Indenture, relating to Quebecor Media’s 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

2.9	Form of 5 3/4% Senior Notes due January 15, 2023 of Quebecor Media (included as Exhibit A to Exhibit 2.10 below).

2.10	Indenture, relating to Quebecor Media’s 5 3/4% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

2.11	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.12	Form of Notation of Guarantee by the subsidiary guarantors of Videotron’s 6 3/8% Senior Notes due 2015 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.13	Indenture relating to Videotron 6 3/8% Senior Notes, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.14	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.15	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.16	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.17	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.18	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.19	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes of Videotron due April 15, 2018 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.13 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.20	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.21	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.22	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.24	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.29 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.25	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.26	Form of Notation of Guarantee by the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.27	Indenture relating to Videotron 7 1/8% Senior Notes, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

2.28	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.29	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.30	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.37 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.31	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.32	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.33	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.34	Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.35	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.36	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written resolution adopted by the Shareholders of Quebecor Media on May 25, 2011 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.5 to Quebecor Media’a Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

3.4	Amendment Agreement, dated as of October 11, 2012, amending the Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media.

4.1	Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006).

4.2	First Amending Agreement, dated as of January 14, 2010, amending the Credit Agreement dated as of January 17, 2006 among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.3	Second Amendment Agreement, dated as of January 25, 2012, amending the Credit Agreement dated as of January 17, 2006, by and among, inter alia, Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.3 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

4.4	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.5	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.6	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.7	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.8	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media.

11.1	Code of Ethics.

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
	Name:	Jean-François Pruneau
	Title:	Chief Financial Officer

Dated: March 20, 2013

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

Report of Ernst & Young LLP to the Board of Directors and to the Shareholders of Quebecor Media (with respect to Quebecor Media’s consolidated financial statements for the years ended December 31, 2012, 2011 and 2010)

F-2

Consolidated financial statements

Consolidated statements of income	F-3

Consolidated statements of comprehensive income	F-4

Consolidated statements of equity	F-5

Consolidated statements of cash flows	F-6

Consolidated balance sheets	F-8

Segmented information	F-10

Notes to consolidated financial statements	F-14

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholders of

Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada	/s/ Ernst & Young LLP(1)

March 20, 2013

[1]	CPA auditor, CA, public accountancy permit no. A104687

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

	Note	2012	2011	2010

Revenues	2	$4,351.8	$4,206.6	$4,000.1

Employee costs	3	1,057.8	1,011.4	935.3
Purchase of goods and services	3	1,888.7	1,859.0	1,712.9
Amortization		597.7	509.3	396.7
Financial expenses	4	326.4	311.5	300.7
Gain on valuation and translation of financial instruments	5	(198.3)	(54.6)	(46.1)
Restructuring of operations, impairment of assets and other special items	6	29.4	30.2	37.1
Impairment of goodwill and intangible assets	7	201.5	—	—
Loss on debt refinancing	8	67.7	6.6	12.3

Income before income taxes		380.9	533.2	651.2
Income taxes	10	137.0	146.4	162.6

Net income		$243.9	$386.8	$488.6

Net income attributable to:
Shareholders		$245.7	$374.0	$470.3
Non-controlling interests		(1.8)	12.8	18.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

	Note	2012	2011	2010

Net income		$243.9	$386.8	$488.6

Other comprehensive loss:
(Loss) gain on translation of net investments in foreign operations		(1.4)	1.6	(2.9)
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		33.1	(9.5)	43.0
Deferred income taxes		2.9	(2.0)	(2.7)
Defined benefit plans:
Actuarial loss and net change in asset limit and in minimum funding liability	28	(36.3)	(91.0)	(64.0)
Deferred income taxes		9.6	24.0	16.9
Reclassification to income:
Other comprehensive (gain) loss related to cash flows hedges	8	(15.3)	0.8	8.4
Deferred income taxes		0.5	(0.2)	(2.5)

		(6.9)	(76.3)	(3.8)

Comprehensive income		$237.0	$310.5	$484.8

Comprehensive income (loss) attributable to:
Shareholders		$241.6	$305.9	$469.0
Non-controlling interests		(4.6)	4.6	15.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock (note 21)	Contributed surplus	Deficit	Accumulated other comprehensive (loss) income (note 23)	Equity attributable to non- controlling interests	Total equity

Balance as of January 1, 2010	$1,752.4	$3,178.6	$(2,608.4)	$(18.7)	$119.4	$2,423.3
Net income	—	—	470.3	—	18.3	488.6
Other comprehensive (loss) income	—	—	(44.6)	43.3	(2.5)	(3.8)
Acquisition of non-controlling interests	—	(2.0)	—	—	(1.0)	(3.0)
Dividends	—	—	(87.5)	—	(2.4)	(89.9)

Balance as of December 31, 2010	1,752.4	3,176.6	(2,270.2)	24.6	131.8	2,815.2
Net income	—	—	374.0	—	12.8	386.8
Other comprehensive loss	—	—	(58.8)	(9.3)	(8.2)	(76.3)
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Dividends	—	—	(100.0)	—	(1.2)	(101.2)

Balance as of December 31, 2011	1,752.4	3,176.6	(2,055.0)	15.3	136.2	3,025.5
Net income	—	—	245.7	—	(1.8)	243.9
Other comprehensive (loss) income	—	—	(23.9)	19.8	(2.8)	(6.9)
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—
Reclassification of stated capital (note 21)	3,175.0	(3,175.0)	—	—	—	—
Repurchase of shares (note 21)	(811.3)	—	(188.8)	—	—	(1,000.1)
Dividends	—	—	(100.0)	—	(0.5)	(100.5)

Balance as of December 31, 2012	$4,116.1	$1.3	$(2,122.0)	$35.1	$131.4	$2,161.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

	Note	2012	2011	2010

Cash flows related to operating activities
Net income		$243.9	$386.8	$488.6
Adjustments for:
Amortization of property, plant and equipment	13	457.1	388.4	322.9
Amortization of intangible assets	14	140.6	120.9	73.8
Gain on valuation and translation of financial instruments	5	(198.3)	(54.6)	(46.1)
Gain on disposal of assets and businesses	6	(12.9)	—	(8.7)
Impairment of assets	6	7.5	1.5	11.9
Impairment of goodwill and intangible assets	7	201.5	—	—
Loss on debt refinancing	8	67.7	6.6	12.3
Amortization of financing costs and long-term debt discount	4	14.3	12.8	12.5
Deferred income taxes	10	80.0	164.1	106.1
Other		6.2	(2.1)	0.8

		1,007.6	1,024.4	974.1
Net change in non-cash balances related to operating activities		134.7	(142.2)	(139.3)

Cash flows provided by operating activities		1,142.3	882.2	834.8

Cash flows related to investing activities
Business acquisitions	9	(2.0)	(55.7)	(3.1)
Business disposals	6	18.7	—	—
Additions to property, plant and equipment	13	(710.6)	(780.7)	(689.0)
Additions to intangible assets	14	(94.9)	(91.6)	(95.2)
Proceeds from disposals of assets		8.4	12.0	53.0
Acquisition of tax deductions from the parent corporation	27	(10.2)	—	(6.0)
Net change in temporary investments		—	—	30.0
Other		(1.4)	(1.7)	1.7

Cash flows used in investing activities		(792.0)	(917.7)	(708.6)

Cash flows related to financing activities
Net change in bank indebtedness		(4.0)	(0.9)	3.9
Net change under revolving facilities		(19.7)	1.7	2.0
Issuance of long-term debt, net of financing fees	19	2,102.1	685.8	292.7
Repayments of long-term debt	8	(1,202.3)	(487.1)	(358.8)
Settlement of hedging contracts	8	(43.6)	(160.2)	(32.4)
Repurchase of Common Shares	21	(1,000.1)	—	—
Dividends		(100.0)	(100.0)	(87.5)
Dividends paid to non-controlling interests		(0.5)	(1.2)	(2.4)
Other		0.1	1.0	—

Cash flows used in financing activities		(268.0)	(60.9)	(182.5)

Net change in cash and cash equivalents		82.3	(96.4)	(56.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		—	0.1	(1.0)
Cash and cash equivalents at beginning of year		146.4	242.7	300.0

Cash and cash equivalents at end of year		$228.7	$146.4	$242.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

	2012	2011	2010

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Cash	$76.0	$29.9	$122.1
Cash equivalents	152.7	116.5	120.6

	$228.7	$146.4	$242.7

Changes in non-cash balances related to operating activities (net of effect of business acquisitions and disposals):
Accounts receivable	$22.2	$(13.8)	$(72.5)
Inventories	23.7	(38.1)	(69.6)
Accounts payable, accrued charges and provisions	91.2	(18.9)	(33.0)
Income taxes	53.0	(51.2)	15.9
Stock-based compensation	(8.0)	(14.8)	9.7
Deferred revenues	(8.6)	22.9	46.5
Defined benefit plans	(24.0)	(29.9)	(20.0)
Other	(14.8)	1.6	(16.3)

	$134.7	$(142.2)	$(139.3)

Non-cash investing activities:
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$52.8	$(26.7)	$(16.4)

Interest and taxes reflected as operating activities:
Cash interest payments	$301.3	$309.9	$285.0
Cash income tax payments (net of refunds)	6.6	30.7	37.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(in millions of Canadian dollars)

	Note	2012	2011

Assets

Current assets
Cash and cash equivalents		$228.7	$146.4
Accounts receivable	11	578.0	602.6
Income taxes		10.6	29.0
Amounts receivable from parent corporation		11.5	17.4
Inventories	12	255.5	283.6
Prepaid expenses		37.5	30.5

		1,121.8	1,109.5

Non-current assets
Property, plant and equipment	13	3,353.2	3,156.0
Intangible assets	14	956.7	1,041.0
Goodwill	15	3,371.6	3,543.8
Derivative financial instruments	26	35.7	34.9
Deferred income taxes	10	19.7	20.6
Other assets	16	102.1	92.9

		7,839.0	7,889.2

Total assets		$8,960.8	$8,998.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2012 and 2011

(in millions of Canadian dollars)

	Note	2012	2011

Liabilities and equity

Current liabilities
Bank indebtedness		$—	$4.0
Accounts payable and accrued charges	17	784.9	764.9
Provisions	18	45.9	33.7
Deferred revenue		289.0	295.7
Income taxes		33.9	2.7
Derivative financial instruments	26	28.5	—
Current portion of long-term debt	19	21.3	80.3

		1,203.5	1,181.3

Non-current liabilities
Long-term debt	19	4,407.4	3,617.6
Derivative financial instruments	26	270.1	315.4
Other liabilities	20	327.4	324.2
Deferred income taxes	10	590.5	534.7

		5,595.4	4,791.9

Equity
Capital stock	21	4,116.1	1,752.4
Contributed surplus		1.3	3,176.6
Deficit		(2,122.0)	(2,055.0)
Accumulated other comprehensive income	23	35.1	15.3

Equity attributable to shareholders		2,030.5	2,889.3
Non-controlling interests		131.4	136.2

		2,161.9	3,025.5
Commitments and contingencies	18, 24
Guarantees	25

Total liabilities and equity		$8,960.8	$8,998.7

See accompanying notes to consolidated financial statements.

On March 13, 2013, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

On behalf of the Board of Directors,

/s/ Pierre Karl Péladeau	/s/ Jean La Couture
Pierre Karl Péladeau, President and Chief Executive Officer	Jean La Couture, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2012, 2011 and 2010

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

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, the operation of Internet sites in Canada, including French- and English-language portals and specialized sites, and the operation of out-of-home advertising. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada and operation of a Quebec Major Junior Hockey League team. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

INDUSTRY SEGMENTS

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2012

Revenues	$2,635.1	$960.0	$461.1	$292.5	$145.5	$(142.4)	$4,351.8
Employee costs	365.1	345.3	152.3	55.3	89.3	50.5	1,057.8
Purchase of goods and services	1,045.0	499.6	270.7	224.1	46.4	(197.1)	1,888.7

Operating income [1]	1,225.0	115.1	38.1	13.1	9.8	4.2	1,405.3

Amortization							597.7
Financial expenses							326.4
Gain on valuation and translation of financial instruments							(198.3)
Restructuring of operations, impairment of assets and other special items							29.4
Impairment of goodwill and intangible assets							201.5
Loss on debt refinancing							67.7

Income before income taxes							$380.9

Additions to property, plant and equipment	$669.6	$6.5	$22.1	$6.3	$4.2	$1.9	$710.6
Additions to intangible assets	78.3	11.9	3.3	3.6	—	(2.2)	94.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

INDUSTRY SEGMENTS (continued)

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2011

Revenues	$2,430.7	$1,018.4	$445.5	$312.9	$120.9	$(121.8)	$4,206.6
Employee costs	326.7	363.6	142.7	54.0	78.7	45.7	1,011.4
Purchase of goods and services	1,005.2	504.7	252.3	232.3	34.3	(169.8)	1,859.0

Operating income [1]	1,098.8	150.1	50.5	26.6	7.9	2.3	1,336.2

Amortization							509.3
Financial expenses							311.5
Gain on valuation and translation of financial instruments							(54.6)
Restructuring of operations, impairment of assets and other special items							30.2
Loss on debt refinancing							6.6

Income before income taxes							$533.2

Additions to property, plant and equipment	$725.3	$13.7	$30.5	$6.3	$4.3	$0.6	$780.7
Additions to intangible assets	73.2	10.8	5.8	1.8	—	—	91.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2012, 2011 and 2010

(in millions of Canadian dollars)

INDUSTRY SEGMENTS (continued)

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2010

Revenues	$2,228.8	$1,015.0	$448.2	$302.5	$98.0	$(92.4)	$4,000.1
Employee costs	270.0	378.0	135.7	51.3	62.8	37.5	935.3
Purchase of goods and services	911.5	445.6	237.6	223.6	29.2	(134.6)	1,712.9

Operating income [1]	1,047.3	191.4	74.9	27.6	6.0	4.7	1,351.9

Amortization							396.7
Financial expenses							300.7
Gain on valuation and translation of financial instruments							(46.1)
Restructuring of operations, impairment of assets and other special items							37.1
Loss on debt refinancing							12.3

Income before income taxes							$651.2

Additions to property, plant and equipment	$651.4	$11.4	$18.5	$4.2	$2.6	$0.9	$689.0
Additions to intangible assets	71.9	12.0	5.9	5.4	—	—	95.2

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing and income taxes.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)) and the liability related to stock-based compensation (note 1(t)), which have been measured at fair value, and are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the years ended December 31, 2011 and 2010 have been restated to conform to the presentation adopted for the year ended December 31, 2012.

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

(c)	Business combinations

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

Years ended December 31, 2012, 2011 and 2010

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

Revenue recognition policies for each of the Corporation’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

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

Years ended December 31, 2012, 2011 and 2010

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

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the broadcasting period or over the viewing period in theatres based on a percentage of revenues generated, when exploitation, exhibition or sale can commence and the license period of the arrangement has begun.

Revenues generated from the distribution of DVD and Blu-ray units are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment

Revenues derived from music distribution, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

(f)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Barter transactions

In the normal course of operations, the News Media and the Broadcasting segments principally offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

For the year ended December 31, 2012, the Corporation recorded $16.9 million of barter advertising revenues ($15.5 million in 2011 and $15.7 million in 2010).

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

Years ended December 31, 2012, 2011 and 2010

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

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents • Bank indebtedness	• Accounts receivable • Amounts receivable from parent corporation • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Provisions • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

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

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

The Corporation generally enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on interest and principal payments on long-term debt. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAN dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, such as early settlement options on long term-debt, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

Early settlement options are not considered closely related to their debt contract and are accordingly accounted for separately from the debt when the corresponding option exercise price is not approximately equal to the amortized cost of the debt.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

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

(m)	Cash and cash equivalents

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

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. Work in progress is valued at the prorated billing value of the work completed.

In particular, Broadcasting segment inventories, which primarily are comprised of programs and broadcast and distribution rights, are accounted for as follows:

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

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as inventory and the obligations incurred under a license agreement as a liability when the broadcast period begins and all of the following conditions have been met: (a) the cost of each program, movies or series is known or can be reasonably determined; (b) the programs, movies or series have been accepted in accordance with the conditions of the broadcast license agreement; (c) the programs, movies or series are available for first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Inventories (continued)

(ii)	Broadcast rights (continued)

Broadcast rights are classified as short or long term, based on management’s estimate of the broadcast period. These rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on future revenues and the estimated number of showings. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the license.

(iii)	Distribution rights

Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Broadcasting segment records an inventory and a liability for the distribution rights and obligations incurred under a license agreement when (a) the cost of the license is known or can be reasonably estimated, (b) the televisual product and movie has been accepted in accordance with the conditions of the license agreement, and (c) the televisual product or movie is available for distribution.

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

Investments in companies subject to significant influence are accounted for using the equity method. Under the equity method, the share of the results of operations of the associated corporation is recorded in the consolidated statement of income. Carrying values of investments are reduced to estimated fair values if there is objective evidence that the investment is impaired.

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

Borrowing costs are also included in the cost of property, plant and equipment when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Telecommunication networks	3 to 20 years

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Property, plant and equipment (continued)

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

Intangible assets

Broadcasting licenses and mastheads have indefinite useful lives. In particular, given the low cost of renewal of broadcasting licenses, management believes it is economically compelling to renew the licenses and to comply with all rules and conditions attached to those licenses.

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

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Advanced mobile services (“AWS”) spectrum licenses[1]	10 years
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

[1]	The useful life represents the initial term of the licenses issued by Industry Canada.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Goodwill and intangible assets (continued)

Intangible assets (continued)

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 22.

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

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income, as part of employee costs, include the following:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans (continued)

Actuarial gains and losses are recognized immediately through other comprehensive income and in the deficit. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and in the deficit.

The Corporation also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

(v)	Use of estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates.

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Fair value of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs to sell or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statement of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 15.

(ii)	Fair value of derivative financial instruments, including embedded derivatives not closely related to the host contract

Derivative financial instrument must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement option on debt is determined with option pricing models using market inputs, including volatility and discount factors. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statement of income, the gain or loss on valuation of financial instruments recorded in the consolidated statement of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheet. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 26.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Use of estimates and judgments (continued)

(iii)	Cost and obligation related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. These assumptions have a significant impact on employee costs recorded in the consolidated statement of income, the actuarial gain or loss recorded in the consolidated statement of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheet. Key assumptions and sensitivity analysis of key assumptions are presented in note 28.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 18.

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Determination of useful life periods for the amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the Corporation will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the amortization charge recorded in the consolidated statements of income.

(ii)	Determination of CGUs for the purpose of impairment test

The determination of CGUs requires judgment when determining the lowest level for which there are separately identifiable cash inflows generated by the group of assets. In identifying assets to group in CGUs, the Corporation considers, among other factors, offering bundled services, sharing telecommunication or broadcasting networks infrastructure, integration of media assets, geographical proximity, similarity on exposure to market risk, and materiality. The determination of CGUs could affect the results of impairment tests and, as the case may be, the impairment charge recorded in the consolidated statement of income.

(iii)	Determination if early settlement options are not closely related to their debt contract

Early settlement options are not considered closely related to their debt contract when the corresponding option exercise price is not approximately equal to the amortized cost of the debt. Judgment is required to determine if an option exercise price is not approximately equal to the amortized cost of the debt. This determination may have a significant impact on the amount of gains or losses on valuation and translation of financial instruments recorded in the consolidated statement of income.

(iv)	Interpretation of laws and regulations

Interpretation of laws and regulation, including tax regulations, requires judgment from management that could have an impact on the recognition of provisions for legal litigation and income taxes in the consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements

Unless otherwise indicated, based on current facts and circumstances, the Corporation does not expect to be materially affected by the application of the following standards.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for periods beginning January 1, 2015, with early adoption permitted.

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

(ii)	IFRS 10 – Consolidated Financial Statements is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(iii)	IFRS 11 – Joint Arrangements is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iv)	IFRS 12 – Disclosure of Interests in Other Entities is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements (continued)

(v)	IAS 19 – Post-employment Benefits (including Pensions) (Amended) is required to be applied retrospectively for periods beginning January 1, 2013.

Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. The adoption of the amended standard will have the following impacts on years ended December 31:

Consolidated statement of income

Increase (decrease)	2012	2011

Employee costs	$4.4	$2.8
Net interest cost on defined benefit plans	12.3	9.8
Income tax expense	(4.5)	(3.4)

Net income	$(12.2)	$(9.2)

Net income attributable to:
Shareholders	$(11.1)	$(8.4)
Non-controlling interests	(1.1)	(0.8)

Consolidated statement of comprehensive income

Increase (decrease)	2012	2011

Net income	$(12.2)	$(9.2)
Actuarial loss	(18.3)	(14.2)
Deferred income taxes related to actuarial loss	4.9	3.8

Comprehensive income	$1.2	$1.2

Comprehensive income attributable to:
Shareholders	$0.7	$0.7
Non-controlling interests	0.5	0.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2012	2011	2010

Services rendered	$3,717.6	$3,555.3	$3,322.9
Product sales	634.2	651.3	677.2

	$4,351.8	$4,206.6	$4,000.1

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2012	2011	2010

Employee costs	$1,181.9	$1,131.5	$1,052.2
Less: Employee costs capitalized to property, plant and equipment and intangible assets	(124.1)	(120.1)	(116.9)

	1,057.8	1,011.4	935.3
Purchase of goods and services
Royalties, rights and creation costs	664.6	631.0	598.2
Cost of retail products	302.2	337.8	262.3
Marketing, circulation and distribution expenses	189.6	182.3	180.5
Service and printing contracts	229.9	214.8	202.0
Paper, ink and printing supplies	113.2	112.9	102.6
Other	389.2	380.2	367.3

	1,888.7	1,859.0	1,712.9

	$2,946.5	$2,870.4	$2,648.2

4.	FINANCIAL EXPENSES

	2012	2011	2010

Interest on long-term debt	$311.7	$303.2	$284.8
Amortization of financing costs and long-term debt discount	14.3	12.8	12.5
Loss on foreign currency translation on current monetary items	3.2	1.6	3.2
Other	(2.8)	(6.1)	0.2

	$326.4	$311.5	$300.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

5.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2012	2011	2010

Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(197.5)	$(55.2)	$(41.3)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	—	(6.9)
Gain on the ineffective portion of cash flow hedges	(1.1)	—	—
Loss on the ineffective portion of fair value hedges	0.3	0.6	2.1

	$(198.3)	$(54.6)	$(46.1)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	2012	2011	2010

Restructuring of operations	$33.3	$27.4	$34.7
Impairment of assets	7.5	1.5	11.9
Gain on disposal of assets and businesses	(12.9)	—	(8.7)
Other	1.5	1.3	(0.8)

	$29.4	$30.2	$37.1

(a)	Telecommunications

For the year ended December 31, 2012, Videotron Ltd. (“Videotron”) recorded costs of $0.5 million for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its mobile network ($14.8 million in 2011 and $13.9 million in 2010).

The Telecommunications segment recorded a charge for restructuring costs of $0.6 million in 2011 and 2010. A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

(b)	News Media

In recent years, the News Media segment has implemented various restructuring initiatives to reduce operating costs and, in particular, during the third quarter of 2012, the News Media segment announced the reorganization of its editorial, advertising and industrial operations in Canada. As a result of these initiatives, the News Media segment recorded restructuring costs of $31.8 million in 2012 ($11.0 million in 2011 and $17.9 million in 2010), mainly related to the elimination of positions at several publications.

As part of these restructuring initiatives, an impairment charge of $7.5 million related to tangible and intangible assets was recorded in 2012 ($0.8 million in 2011 and $3.5 million in 2010). Certain assets were also sold in the second quarter of 2010, resulting in a net gain of $4.9 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

(c)	Broadcasting

In the second quarter of 2012, the Broadcasting segment disposed of its interests in two specialized channels, The Cave and mysteryTV, for a total cash consideration of $17.9 million, resulting in a gain of $12.9 million. The Broadcasting segment also recorded a charge for restructuring costs of $0.1 million in 2012 ($0.8 million in 2011 and $1.4 million in 2010), a charge for other special items of $0.2 million in 2011 and a gain on disposal of assets of $0.5 million in 2010.

In 2011, the Broadcasting segment recorded an impairment charge on certain equipment and broadcasting rights of $0.7 million ($8.2 million in 2010) related to the termination of the operations of its general-interest television station, Sun TV.

(d)	Other segments

In 2012, other segments recorded restructuring costs of $0.9 million ($0.2 million in 2011 and $0.9 million in 2010) and a charge for other special items of $1.5 million (a charge of $1.1 million in 2011 and a gain of $0.8 million in 2010 ).

7.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

News Media and Leisure and Entertainment

In October 2012, the Corporation completed its annual review of its three-year strategic plan. Continuing weak economic and market conditions in the newspaper and music industries led the Corporation to perform impairment tests on the News Media and Music CGUs. The Corporation concluded that the recoverable amount based on value in use was less than the carrying amount of both CGUs. Accordingly, a goodwill impairment charge of $145.0 million (without any tax consequences) and an impairment charge of $30.0 million on mastheads and customer relationships were recorded in the News Media segment and a goodwill impairment charge of $12.0 million (without any tax consequences) was recorded in the Leisure and Entertainment segment.

Broadcasting

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing activities have been adversely affected. Accordingly, the Corporation reviewed its business plan for these activities and performed an impairment test on the Publishing CGU included in the Broadcasting segment. The Corporation concluded that the recoverable amount based on value in use was less than the carrying amount of the Publishing CGU and a goodwill impairment charge of $14.5 million (without any tax consequences) was recorded during the first quarter of 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

8.	LOSS ON DEBT REFINANCING

2012

•	In March 2012, Videotron redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a cash consideration of $394.1 million.

•

In March and April 2012, Quebecor Media redeemed US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 and settled hedging contracts for a total cash consideration of $304.9 million.

•	In November 2012, Quebecor Media redeemed US$320.0 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 for a cash consideration of $327.1 million.

•	In December 2012, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility for a cash consideration of $153.9 million.

These transactions resulted in a total loss of $67.7 million (before income taxes) in 2012, including a gain of $15.3 million previously reported in other comprehensive income.

2011

•

On February 15, 2011, Sun Media Corporation redeemed all of its 7.625% Senior Notes in an aggregate principal amount of US$205.0 million and settled its related hedging contracts, representing a total cash consideration of $308.2 million.

•

On July 18, 2011, Videotron redeemed US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million.

These transactions resulted in a total loss of $6.6 million (before income taxes) in 2011, including a loss of $0.8 million previously reported in other comprehensive income.

2010

•

On January 14, 2010, Quebecor Media prepaid drawings under its term loan “B” credit facility in an aggregate amount of US$170.0 million and settled a corresponding portion of its hedging contracts, representing a total cash consideration of $206.7 million.

•

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”), which is now part of Sun Media Corporation since January 1, 2011, paid the balance on its term credit facility and settled the related hedging contracts, representing a total cash consideration of $116.3 million. On June 30, 2010, Osprey Media’s credit facilities were terminated.

These transactions resulted in a total loss of $12.3 million (before income taxes) in 2010, including a loss of $8.4 million previously reported in other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

9.	BUSINESS ACQUISITIONS

2012

•	In May 2012, the News Media segment acquired two community publications in the Province of Québec.

2011

•

In February 2011, the News Media segment acquired 15 community publications in the Province of Québec. The assets acquired were mainly comprised of goodwill of $28.7 million and intangible assets of $15.7 million.

•

In August 2011, the Interactive Technologies and Communications segment acquired a digital agency in the United States for a cash consideration and contingent amounts subject to the achievement of specific targets in the future. The assets acquired were mainly comprised of goodwill of $7.8 million and intangible assets of $11.3 million.

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

$67.0

The pro forma revenues and net income in 2012 would not be significantly different than actual figures if all business acquisitions had occurred at the beginning of the year.

The amount of goodwill that is deductible for tax purposes is $0.6 million in 2012 ($29.2 million in 2011 and nil in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

10.	INCOME TAXES

Income tax expenses are as follows:

	2012	2011	2010

Current	$57.0	$(17.7)	$56.5
Deferred	80.0	164.1	106.1

	$137.0	$146.4	$162.6

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2012 (28.4% in 2011 and 29.9% in 2010), and income taxes in the consolidated statements of income:

	2012	2011	2010

Income taxes at domestic statutory tax rate	$102.5	$151.4	$194.7
(Reduction) increase resulting from:
Effect of provincial tax rate differences	(0.5)	(0.4)	(1.0)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(4.3)	(9.1)	(7.5)
Change in benefit arising from current and prior year tax losses	(7.3)	(0.8)	(10.1)
Tax consolidation transactions with the parent corporation	(1.5)	—	(2.7)
Impairment of goodwill	46.1	—	—
Other	2.0	5.3	(10.8)

Income taxes	$137.0	$146.4	$162.6

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2012	2011	2012	2011	2010

Loss carryforwards	$22.9	$56.9	$44.2	$(33.3)	$2.9
Accounts payable, accrued charges, provisions and deferred revenue	8.7	11.5	2.8	7.7	3.0
Defined benefit plans	62.4	58.4	5.6	12.5	0.3
Property, plant and equipment	(412.1)	(400.6)	11.5	51.9	54.5
Goodwill, intangible assets and other assets	(108.1)	(106.3)	1.8	6.3	18.9
Long-term debt and derivative financial instruments	(48.8)	(33.9)	18.3	17.8	15.6
Benefits from a general partnership	(101.4)	(108.6)	(7.2)	108.6	—
Other	5.6	8.5	3.0	(7.4)	10.9

	$(570.8)	$(514.1)	$80.0	$164.1	$106.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

10.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2012	2011

Balance as of beginning of the year		$(514.1)	$(369.3)
Recognized in statement of income		(80.0)	(164.1)
Recognized in other comprehensive income		13.0	21.8
Business acquisitions		—	(3.1)
Acquisition of tax deductions	27	10.2	—
Other		0.1	0.6

Balance as of the end of the year		$(570.8)	$(514.1)

Deferred income tax asset		$19.7	$20.6
Deferred income tax liability		(590.5)	(534.7)

		$(570.8)	$(514.1)

As of December 31, 2012, the Corporation had loss carryforwards for income tax purposes of $63.5 million available to reduce future taxable income, including $42.0 million that will expire between 2026 and 2032, and $21.5 million that can be carried forward indefinitely. Of these losses, an amount of $10.5 million has not been recognized. The Corporation also had capital losses of $883.1 million that can be carried forward indefinitely and applied only against future capital gains, of which $854.4 million were not recognized.

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its foreign subsidiaries in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in 2012, 2011 or 2010 by the Corporation to its shareholders.

11.	ACCOUNTS RECEIVABLE

	Note		2012	2011

Trade	26	(c)	$523.1	$519.6
Other			54.9	83.0

			$578.0	$602.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

12.	INVENTORIES

	2012	2011

Raw materials and supplies	$30.1	$36.1
Work in progress	14.2	23.3
Finished goods	146.5	162.1
Programs, broadcast and distribution rights	64.7	62.1

	$255.5	$283.6

Cost of inventories included in purchase of goods and services amounted to $871.0 million in 2012 ($901.2 million in 2011 and $805.7 million in 2010). Write-downs of inventories totalling $6.8 million were recognized in purchase of goods and services in 2012 ($17.6 million in 2011 and $3.3 million in 2010).

13.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2012 and 2011, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total

Cost

Balance as of December 31, 2010	$420.6	$945.5	$3,383.4	$125.5	$4,875.0
Additions	25.4	197.4	324.3	233.6	780.7
Net change in additions financed with accounts payable	—	(1.8)	22.6	4.0	24.8
Reclassification	2.0	33.4	254.8	(290.2)	—
Retirement, disposals and other	(10.0)	(76.8)	(21.4)	0.1	(108.1)

Balance as of December 31, 2011	438.0	1,097.7	3,963.7	73.0	5,572.4
Additions	43.6	208.3	389.7	69.0	710.6
Net change in additions financed with accounts payable	0.6	—	(47.4)	0.5	(46.3)
Reclassification	1.9	32.1	57.9	(91.9)	—
Retirement, disposals and other	(7.4)	(91.5)	(82.1)	—	(181.0)

Balance as of December 31, 2012	$476.7	$1,246.6	$4,281.8	$50.6	$6,055.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2010	$145.5	$417.8	$1,563.8	$—	$2,127.1
Amortization	15.8	112.3	260.3	—	388.4
Retirement, disposals and other	(4.9)	(73.6)	(20.6)	—	(99.1)

Balance as of December 31, 2011	156.4	456.5	1,803.5	—	2,416.4
Amortization	17.1	143.9	296.1	—	457.1
Retirement, disposals and other	(6.1)	(82.3)	(82.6)	—	(171.0)

Balance as of December 31, 2012	$167.4	$518.1	$2,017.0	$—	$2,702.5

Net carrying amount

As of December 31, 2011	$281.6	$641.2	$2,160.2	$73.0	$3,156.0
As of December 31, 2012	$309.3	$728.5	$2,264.8	$50.6	$3,353.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

14.	INTANGIBLE ASSETS

For the years ended December 31, 2012 and 2011, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licences	Software	Customer relationships and other	Broadcasting licences	Mastheads	Projects under development	Total

Cost

Balance as of December 31, 2010	$458.8	$368.9	$187.0	$134.1	$105.6	$120.3	$1,374.7
Additions	—	63.1	3.3	0.1	—	25.1	91.6
Net change in additions financed with accounts payable	—	1.7	—	—	—	0.2	1.9
Reclassification	—	16.2	—	—	—	(16.2)	—
Business acquisitions	—	0.5	25.7	—	5.2	—	31.4
Retirement, disposals and other	—	(0.1)	3.7	(30.8)	—	—	(27.2)

Balance as of December 31, 2011	458.8	450.3	219.7	103.4	110.8	129.4	1,472.4
Additions	—	61.8	4.6	—	—	28.5	94.9
Net change in additions financed with accounts payable	—	(6.4)	—	—	—	(0.1)	(6.5)
Reclassification	—	34.1	—	—	—	(34.1)	—
Retirement, disposals and other	—	3.2	0.6	(0.4)	—	—	3.4

Balance as of December 31, 2012	$458.8	$543.0	$224.9	$103.0	$110.8	$123.7	$1,564.2

The cost of internally generated intangible assets, mainly composed of software, was $358.4 million as of December 31, 2012 ($297.8 million as of December 31, 2011). For the year ended December 31, 2012, the Corporation recorded additions of internally generated intangible assets of $52.9 million ($58.3 million in 2011 and $60.2 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

14.	INTANGIBLE ASSETS (continued)

	AWS spectrum licences	Software	Customer relationships and other	Broadcasting licences	Mastheads	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2010	$14.7	$165.1	$78.8	$31.6	$48.2	$—	$338.4
Amortization	52.4	47.6	20.9	—	—	—	120.9
Retirement, disposals and other	—	0.4	2.5	(30.8)	—	—	(27.9)

Balance as of December 31, 2011	67.1	213.1	102.2	0.8	48.2	—	431.4
Amortization	55.6	61.9	23.1	—	—	—	140.6
Impairment	—	—	18.0	—	16.6	—	34.6
Retirement, disposals and other	—	1.2	(0.3)	—	—	—	0.9

Balance as of December 31, 2012	$122.7	$276.2	$143.0	$0.8	$64.8	$—	$607.5

Net carrying amount

As of December 31, 2011	$391.7	$237.2	$117.5	$102.6	$62.6	$129.4	$1,041.0
As of December 31, 2012	$336.1	$266.8	$81.9	$102.2	$46.0	$123.7	$956.7

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $161.5 million as of December 31, 2012 ($115.2 million as of December 31, 2011). For the year ended December 31, 2012, the Corporation recorded $41.2 million of amortization ($29.3 million in 2011 and $22.9 million in 2010).

The net carrying value of internally generated intangible assets was $196.9 million as of December 31, 2012 ($182.6 million as of December 31, 2011).

Broadcasting licenses are allocated to the Broadcasting group of CGUs and mastheads are allocated to the News Media group of CGUs.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

15.	GOODWILL

For the years ended December 31, 2012 and 2011, changes in the net carrying amount of goodwill are as follows:

Cost

Balance as of December 31, 2010	$6,955.3
Business acquisitions	37.1
Other	1.5

Balance as of December 31, 2011	6,993.9
Business acquisitions	0.6
Other	(1.3)

Balance as of December 31, 2012	$6,993.2

Accumulated amortization and impairment losses

Balance as of December 31, 2010 and 2011	$3,450.1
Impairment loss (note 7)	171.5

Balance as of December 31, 2012	$3,621.6

Net carrying amount

As of December 31, 2011	$3,543.8
As of December 31, 2012	$3,371.6

The net carrying amount of goodwill as of December 31, 2012 and 2011 is allocated to the following significant groups of CGUs:

		2012	2011
Industry segment	Group of CGUs

Telecommunications	Telecommunications	$2,570.3	$2,570.2
	Specialized websites	19.5	19.5
News Media	News Media	682.6	827.1
Broadcasting	Broadcasting	3.1	3.1
	Publishing	37.3	51.8
Leisure and Entertainment	Book publishing and distribution	16.3	16.3
	Music	8.9	20.9
Interactive Technologies and Communications	Interactive Technologies and Communications	33.6	34.9

Total		$3,371.6	$3,543.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

15.	GOODWILL (continued)

Recoverable amounts

Recoverable amounts were determined based on value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2012[2]		2011[1]
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications:
Telecommunications[3]	9.03%	3.00%	10.19%	3.00%
Specialized websites	17.88	2.00	15.00	3.00
News Media	12.86	0.00	11.24	1.00
Broadcasting:
Broadcasting[3]	11.27	1.00	11.43	1.00
Publishing	16.26	1.00	15.89	1.00
Leisure and Entertainment:
Book publishing and distribution[3]	13.97	1.00	14.14	1.00
Music	14.88	0.50	15.00	1.00
Interactive Technologies and Communications	17.05	4.00	15.17	4.00

[1]	All tests were performed as of April 1, 2011.
[2]

All tests were performed as of April 1, 2012, except for the Publishing CGU in the Broadcasting segment, which is as of March 31, 2012 (note 7), and for the News Media CGU and Music CGU which are as of September 30, 2012 (note 7).

[3]	As allowed by IAS 36, Impairment of assets, recoverable amounts calculated as of January 1, 2010 were used in the 2011 impairment test performed for these groups of CGUs.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

15.	GOODWILL (continued)

Sensitivity of recoverable amounts

The following table presents, for each principal group of CGUs, the change in the discount rate and in the perpetual growth rate used for the tests performed that would have been required in order for the recoverable amount to equal the carrying value of the CGU as of the most recent impairment tests in 2012:

Group of CGUs[1], 2	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate

Telecommunications	4.07%	4.30%
Broadcasting	3.41	4.14
Book publishing and distribution	7.23	11.19
Interactive Technologies and Communications	3.87	5.16

[1]

No sensitivity tests were performed for the Publishing CGU in the Broadcasting segment, the News Media CGU and the Music CGU in the Leisure and Entertainment segment since impairment charges were recorded as a result of the latest impairment tests on these CGUs (note 7).

[2]	The recoverable amount of the specialized websites CGU exceeded significantly its carrying value on the latest impairment test and therefore, has a low level of sensitivity to these assumptions.

16.	OTHER ASSETS

	2012	2011

Programs, broadcast and distribution rights	$33.6	$35.5
Deferred connection costs	38.2	38.7
Other	30.3	18.7

	$102.1	$92.9

17.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2012	2011

Trade and accruals	$577.6	$557.0
Salaries and employee benefits	160.6	166.5
Interest payable	33.6	23.6
Stock-based compensation	13.1	17.8

	$784.9	$764.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

18.	PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies and legal disputes	Contractual obligations and other	Total

Balance as of December 31, 2011	$22.7	$5.8	$9.8	$38.3
Net change in income	33.3	(0.1)	1.7	34.9
Payments	(21.4)	(0.8)	(1.7)	(23.9)
Other	—	—	0.3	0.3

Balance as of December 31, 2012	$34.6	$4.9	$10.1	$49.6

Current portion	$34.2	$4.9	$6.8	$45.9
Non-current portion	0.4	—	3.3	3.7

The recognition of provisions, in terms of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events that can be subject to change over time. Provisions are primarily comprised of the following:

Restructuring of operations

Provisions for restructuring activities primarily cover severance payments related to initiatives to eliminate positions in the News Media segment.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

19.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2012	2012	2011

Quebecor Media
Bank credit facilities (i) (note 8)	—%	$—	$162.6
Other credit facility (ii)	1.75%	31.9	42.5
Senior Notes (iii) (note 8)	(iii )	2,303.7	1,544.6

		2,335.6	1,749.7
Videotron (iv)
Bank credit facilities (v)	2.76%	58.9	69.6
Senior Notes (iii) (note 8)	(iii )	2,274.1	1,898.4

		2,333.0	1,968.0
Sun Media Corporation
Bank credit facilities	—%	—	37.4

TVA Group (iv)
Bank credit facilities (vi)	5.54%	75.0	93.0

Total long-term debt		4,743.6	3,848.1

Change in fair value related to hedged interest rate risk		—	15.5
Adjustments related to embedded derivatives		(254.5)	(120.0)
Financing fees, net of amortization		(60.4)	(45.7)

		(314.9)	(150.2)

		4,428.7	3,697.9
Less current portion		(21.3)	(80.3)

		$4,407.4	$3,617.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

19.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of (a) a US$350.0 million term loan “B” credit facility, fully prepaid in 2012 (the balance was $162.6 million as of December 31, 2011), and (b) a $300.0 million revolving credit facility, bearing interest at Bankers’ acceptance rate, U.S. London Interbanking Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio, and maturing in January 2016. These credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2012, the credit facilities of the Corporation were secured by assets with a carrying value of $4,492.3 million ($3,845.1 million in 2011). As of December 31, 2012 and 2011, no amount was drawn on the revolving credit facility.

(ii)	The long-term credit facility with Société Générale (Canada) for the CAN dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in 2015. The facility is secured by all the property and assets of the Corporation, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

(iii)	The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends or make other distributions. Some notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the notes and at a decreasing premium thereafter, while the remaining notes are redeemable or at a price based on a make-whole formula at any time prior to maturity. The notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2012:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
US$ 380.0	7.750%	8.810%	March 15, 2016	June and December 15
US$ 265.0	7.750%	7.750%	March 15, 2016	June and December 15
$ 325.0[1]	7.375%	7.375%	January 15, 2021	June and December 15
US$ 850.0[2]	5.750%	5.750%	January 15, 2023	June and December 15
$ 500.0[2]	6.625%	6.625%	January 15, 2023	June and December 15

Videotron
US$ 175.0	6.375%	6.444%	December 15, 2015	June and December 15
US$ 715.0	9.125%	9.366%	April 15, 2018	June and December 15
$ 300.0[3]	7.125%	7.125%	January 15, 2020	June and December 15
$ 300.0[4]	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800.0[5]	5.000%	5.000%	July 15, 2022	January and July 15

[1]	The notes were issued in January 2011 for net proceeds of $319.9 million, net of financing fees of $5.1 million.
[2]	The notes were issued in October 2012 for net proceeds of $1,314.5 million, net of financing fees of $16.5 million.
[3]	The notes were issued in January 2010 for net proceeds of $293.9 million, net of financing fees of $6.1 million.
[4]	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million.
[5]	The notes were issued in March 2012 for net proceeds of $787.6 million, net of financing fees of $11.9 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

19.	LONG-TERM DEBT (continued)

(iv)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(v)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and Canadian LIBOR plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and its wholly owned subsidiaries. As of December 31, 2012, the bank credit facilities were secured by assets with a carrying value of $6,206.2 million ($5,990.0 million in 2011). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2012 and 2011, no amount was drawn on the revolving credit facility. As of December 31, 2012, $58.9 million ($69.6 million in 2011) was outstanding on the secured export financing facility.

(vi)	The bank credit facilities of TVA Group Inc. (“TVA Group”) are comprised of an unsecured revolving credit facility in the amount of $100.0 million, maturing in February 2017, and an unsecured term credit facility in the amount of $75.0 million, maturing in December 2014. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate plus a premium determined by a leverage ratio, while the term loan bears interest at a rate of 5.54%, payable every six months on June 15 and December 15. The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2012, no amount was drawn on the revolving credit facility ($18.0 million in 2011), and $75.0 million ($75.0 million in 2011) was outstanding on the term credit facility.

On December 31, 2012, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2013	$21.3
2014	96.4
2015	195.2
2016	642.4
2017	10.7
2018 and thereafter	3,777.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

20.	OTHER LIABILITIES

	Note	2012	2011

Defined benefit plans	28	$249.4	$237.3
Deferred revenue		49.5	51.4
Stock-based compensation[1]	22	5.0	8.3
Other		23.5	27.2

		$327.4	$324.2

[1]	The current portion of $13.1 million of stock-based compensation is included in accounts payable and accrued charges ($17.8 million in 2011) (note 17).

21.	CAPITAL STOCK

(a)	Authorized capital stock

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

21.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2010 and 2011	123,602,807	$1,752.4
Increase of stated capital	—	3,175.0
Redemption	(20,351,307)	(811.3)

Balance as of December 31, 2012	103,251,500	$4,116.1

On September 27, 2012, the Board of Directors approved a special resolution to increase the stated capital of the Corporation’s Common Shares by $3,175.0 million and to reduce the contributed surplus of the Corporation by the same amount.

On October 11, 2012, the Corporation repurchased 20,351,307 of its common shares held by CDP Capital d’Amérique Investissement inc., a subsidiary of Caisse de dépôt et placement du Québec, for an aggregate purchase price of $1.0 billion paid in cash. All repurchased shares were cancelled. Transaction fees of $0.1 million and the excess of $188.7 million of the purchase price over the carrying value of the common shares repurchased were recorded in increase to the deficit.

(c)	Cumulative First Preferred Shares

All Cumulative First Preferred Shares are owned by subsidiaries of the Corporation and are eliminated on consolidation. The following Cumulative First Preferred Shares are issued and outstanding:

	Preferred G Shares
	Number	Amount
Balance as of December 31, 2010, 2011 and 2012	1,630,000	$1,630.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS

(a)	Quebecor plans

(i)	Stock option plan

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

The following table gives details on changes to outstanding options for the years ended December 31, 2012 and 2011:

	2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	356,957	$26.99	502,381	$23.38
Granted	49,447	36.86	48,148	35.09
Exercised	(282,662)	24.90	(193,572)	19.63

Balance at end of year	123,742	$35.72	356,957	$26.99

Vested options at end of year	29,123	$34.92	185,876	$27.65

During the year ended December 31, 2012, 282,662 stock options of the Quebecor plan were exercised for a cash consideration of $3.3 million (193,572 stock options for $2.7 million in 2011).

The following table gives summary information on outstanding options as of December 31, 2012:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$34.72 to 36.86	123,742	8.44	$35.72	29,123	$34.92

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(ii)	Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period, based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of December 31, 2012, 439,287 units awarded to participants in Quebecor Media were outstanding at an average exercise price of $31.97 (288,649 units at an average exercise price of $31.33 in 2011).

(b)	Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of the Corporation have been set aside for officers, senior employees, directors, and other key employees of the Corporation and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 200,000 options is also subject to market-related performance criteria as the achievement of specific targets in regards to the fair value of the Corporation’s shares in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives summary information on outstanding options granted as of December 31, 2012 and 2011:

	2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	2,768,712	$43.85	3,515,668	$42.69
Granted	146,000	52.06	114,000	50.18
Exercised	(1,480,355)	43.44	(695,423)	38.74
Cancelled	(85,350)	46.66	(165,533)	45.15

Balance at end of year	1,349,007	$45.02	2,768,712	$43.85

Vested options at end of year	251,266	$45.36	789,921	$44.54

During the year ended December 31, 2012, 1,480,355 of the Corporation’s stock options were exercised for a cash consideration of $12.5 million (695,423 stock options for $7.9 million in 2011).

The following table gives summary information on outstanding options as of December 31, 2012:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$30.47 to 41.05	302,848	6.53	$36.50	26,348	$35.93
$44.45 to 46.48	716,818	6.83	46.25	110,577	45.10
$47.29 to 53.40	329,341	7.77	50.15	114,341	47.80

$30.47 to 53.40	1,349,007	6.99	$45.02	251,266	$45.36

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan

Under this stock option plan, 2,200,000 Class B shares of TVA Group have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Options granted prior to January 2006 usually vest equally over a four-year period, with the first 25% vesting on the second anniversary date of the date of grant. Beginning January 2006, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the Class B shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B shares at the exercise price. The market value is defined as the average closing market price of the Class B shares for the last five trading days preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2012 and 2011:

	2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	833,610	$16.35	833,610	$16.35
Cancelled	(14,189)	16.84	—	—

Balance at end of year	819,421	$16.34	833,610	$16.35

Vested options at end of year	819,421	$16.34	720,266	$16.59

The following table gives summary information on outstanding options as of December 31, 2012:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$14.50 to 16.40	628,412	4.44	$14.95	628,412	$14.95
$20.50 to 21.38	191,009	1.87	20.91	191,009	20.91

$14.50 to 21.38	819,421	3.84	$16.34	819,421	$16.34

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2012 and 2011:

December 31, 2012	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.46%	1.29%	1.13%
Dividend yield	0.52%	1.71%	—%
Expected volatility	31.99%	23.88%	37.05%
Expected remaining life	4.5 years	3.0 years	1.4 year

December 31, 2011	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.20%	1.16%	1.05%
Dividend yield	0.57%	1.66%	—%
Expected volatility	34.21%	29.44%	36.26%
Expected remaining life	3.4 years	2.8 years	1.9 year

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

As of December 31, 2012, the liability for all vested options was $3.1 million as calculated using the intrinsic value ($4.7 million as of December 31, 2011).

(f)	Consolidated compensation charge

For the year ended December 31, 2012, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $8.7 million (net reversal of $4.3 million in 2011 and net charge of $15.1 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

23.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	Translation of net investments in foreign operations	Cash flow hedges	Total

Balance as of January 1, 2010	$—	$(18.7)	$(18.7)
Other comprehensive (loss) income	(2.9)	46.2	43.3

Balance as of December 31, 2010	(2.9)	27.5	24.6
Other comprehensive income (loss)	1.6	(10.9)	(9.3)

Balance as of December 31, 2011	(1.3)	16.6	15.3
Other comprehensive (loss) income	(1.4)	21.2	19.8

Balance as of December 31, 2012	$(2.7)	$37.8	$35.1

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

24.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, broadcasting rights, and to pay royalties on an out-of-home advertisement contract. Rent payments include an amount of $74.4 million for future payments to the parent company. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2013	$61.7	$93.6
2014 to 2017	149.3	134.4
2018 and thereafter	174.8	90.2

The Corporation and its subsidiaries’ operating lease expenses amounted to $76.4 million in 2012 ($72.5 million in 2011 and $66.7 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

25.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2012, the maximum exposure with respect to these guarantees was $16.8 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

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

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAN dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation and its subsidiaries designate their derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought

Quebecor Media
2013[1]	0.9871	US$	157.3		$155.3
2016[2]	1.0154	US$	320.0		$324.9

Videotron
Less than 1 year	0.9961	$	87.8	US$	88.1
2014[3]	1.0151	US$	395.0		$401.0

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
7.750% Senior Notes due 2016	2007 to 2016	US$	380.0	7.69%	1.0001
5.750% Senior Notes due 2023[2]	2007 to 2016	US$	320.0	7.69%	0.9977
7.750% Senior Notes due 2016	2006 to 2016	US$	265.0	7.39%	1.1597
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
No hedged item[1]	2009 to 2013	US$	109.8	Bankers’ acceptances 3 months + 2.22%	1.1625
No hedged item[1]	2006 to 2013	US$	46.6	6.45%	1.1625

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii)	Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Videotron
5.000% Senior Notes due 2022[3]	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	1.3425
5.000% Senior Notes due 2022[3]	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[3]	2003 to 2014	US$	135.0	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	455.0	9.65%	1.0210
9.125% Senior Notes due 2018	2009 to 2018	US$	260.0	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016

[1]

These cross-currency interest rate swaps, maturing in January 2013, were used by the Corporation to hedge the foreign currency exposure under its term loan “B” credit facility that was prepaid in full in December 2012 (note 8). In conjunction with the prepayment of the term loan “B” and pending the maturity of these swaps in January 2013, the Corporation has entered into US$157.3 million offsetting foreign exchange forward contracts to reverse its hedging position related to the January 17, 2013 notional exchange.

[2]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 7.75% Senior Notes due 2016 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 issued on October 11, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to reverse its hedging position related to the March 15, 2016 notional exchange.

[3]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 6.875% Senior Notes due 2014 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 issued on March 14, 2012. In conjunction with the repurposing of these swaps, Videotron has entered into US$395.0 million offsetting foreign exchange forward contracts to reverse its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Fair value of financial instruments

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

The fair value of cash equivalents and bank indebtedness classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2012 and 2011 are as follows:

	2012		2011
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,743.6)	$(5,007.6)	$(3,848.1)	$(4,002.2)
Derivative financial instruments[2]
Early settlement options	264.9	264.9	138.0	138.0
Interest rate swaps	—	—	(0.9)	(0.9)
Foreign exchange forward contracts[3]	0.1	0.1	3.2	3.2
Cross-currency interest rate swaps[3]	(263.0)	(263.0)	(282.8)	(282.8)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of derivative financial instruments designated as hedges is a liability position of $168.9 million as of December 31, 2012 ($280.5 million as of December 31, 2011).
[3]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

The following table shows changes to the carrying value and fair value of derivative financial instruments (Level 3) in 2012 and 2011:

	2012	2011

Asset (liability)

Balance as of beginning of year	$(280.5)	$(451.2)
Loss recognized in the consolidated statement of income1, [2]	(10.0)	(4.2)
(Loss) gain recognized in other comprehensive income[3]	(10.2)	22.7
Settlements	37.8	152.2

Balance as of end of year	$(262.9)	$(280.5)

[1]	Losses were largely related to derivative instruments held as of December 31, 2012 and December 31, 2011.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $9.4 million in 2012 ($3.6 million in 2011).
[3]	The loss is offset by a gain on translation of long-term debt of $43.3 million in 2012 (gain offset by a loss of $32.2 million in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2012, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$0.1	$2.0
Decrease of 100 basis points	(0.1)	(2.0)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2012, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $29.6 million as of December 31, 2012 ($30.4 million as of December 31, 2011). As of December 31, 2012, 9.9% of trade receivables were 90 days past their billing date (7.9% as of December 31, 2011).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2012 and 2011:

	2012	2011

Balance as of beginning of year	$30.4	$39.1
Charged to income	35.0	20.0
Utilization	(35.8)	(28.7)

Balance as of end of year	$29.6	$30.4

The Corporation believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

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

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.1 years as of December 31, 2012 (5.1 years as of December 31, 2011).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2012, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 year	3-5 years	5 years or more

Accounts payable and accrued charges	$784.9	$784.9	$—	$—	$—
Long-term debt[1]	4,743.6	21.3	291.6	653.1	3,777.6
Interest payments[2]	2,501.3	314.8	697.3	574.9	914.3
Derivative instruments[3]	294.4	24.7	143.1	40.9	85.7

Total	$8,324.2	$1,145.7	$1,132.0	$1,268.9	$4,777.6

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2012.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2012, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to reverse existing hedging positions through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2012:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S. dollar-denominated accounts payable	$(0.7)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	1.0	79.6

Decrease of $0.10
U.S. dollar-denominated accounts payable	0.7	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(1.0)	(79.6)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian LIBOR, (iii) U.S. LIBOR, (iv) Canadian prime rate, and (v) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2012, after taking into account the hedging instruments, long-term debt was comprised of 90.9% fixed-rate debt (84.7% in 2011) and 9.1% floating-rate debt (15.3% in 2011).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2012 is $4.5 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2012, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$0.1	$2.0
Decrease of 100 basis points	(0.1)	(2.0)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash flows generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure is as follows:

	2012	2011

Bank indebtedness	$—	$4.0
Long-term debt	4,428.7	3,697.9
Derivative financial instruments	262.9	280.5
Cash and cash equivalents	(228.7)	(146.4)

Net liabilities	4,462.9	3,836.0
Equity	$2,161.9	$3,025.5

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

27.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management personnel comprise members of the Board of Directors and key senior management of the Corporation and its main subsidiaries. Their compensation is as follows:

	2012	2011	2010

Salaries and short-term benefits	$7.7	$8.0	$7.6
Post-employment benefits	0.5	0.4	0.3
Share-based compensation	5.3	(0.3)	10.3
Other long-term benefits	2.2	1.9	1.7

	$15.7	$10.0	$19.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

27.	RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the year ended December 31, 2012, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $14.4 million ($11.7 million in 2011 and $14.8 million in 2010), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.8 million ($3.2 million in 2011 and $3.6 million in 2010). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2012, the Corporation received an amount of $1.7 million, which is included as a reduction in employee costs ($2.0 million in 2011 and $2.1 million in 2010), and incurred management fees of $1.1 million ($1.1 million in 2011 and 2010) with the shareholders.

Tax transactions

In 2012, the parent corporation transferred $43.4 million of non-capital losses (none in 2011 and $26.4 million in 2010) to the Corporation and its subsidiaries in exchange for a total cash consideration of $10.2 million (none in 2011 and $6.0 million in 2010). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $1.5 million in its income tax expense in 2012 (none in 2011 and $1.5 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

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

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2012 and 2011:

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011

Change in benefit obligations
Benefit obligations at beginning of year	$906.2	$823.2	$54.7	$47.6
Service costs	35.1	26.5	1.2	0.8
Interest costs	43.9	43.7	2.6	2.1
Plan participants’ contributions	15.9	16.1	—	—
Actuarial loss	50.7	39.7	3.4	11.6
Benefits and settlements paid	(46.6)	(43.4)	(1.3)	(1.0)
Curtailment gain	—	—	—	(6.4)
Plan amendments and other	1.3	0.4	—	—

Benefit obligations at end of year	$1,006.5	$906.2	$60.6	$54.7

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011

Change in plan assets
Fair value of plan assets at beginning of year	$720.1	$689.9	$—	$—
Actual return on plan assets	68.1	8.0	—	—
Employer contributions	58.1	49.5	1.3	1.0
Plan participants’ contributions	15.9	16.1	—	—
Benefits and settlements paid	(46.6)	(43.4)	(1.3)	(1.0)

Fair value of plan assets at end of year	$815.6	$720.1	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Plan assets are comprised of:

	2012	2011

Equity securities	56.7%	55.9%
Debt securities	39.8	41.9
Other	3.5	2.2

	100.0%	100.0%

As of December 31, 2012, plan assets included shares of the parent corporation in the amount of $0.6 million ($0.7 million as of December 31, 2011).

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011
Reconciliation of funded status
Unfunded benefit obligations	$(36.5)	$(35.2)	$(60.6)	$(54.7)
Funded benefit obligations	(970.0)	(871.0)	—	—
Fair value of plan assets	815.6	720.1	—	—

Plan deficit	(190.9)	(186.2)	(60.6)	(54.7)
Past service costs – unvested portion	2.1	3.6	—	—

Net amount recognized	$(188.8)	$(182.6)	$(60.6)	$(54.7)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of actuarial gain or loss are as follows:

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011

Difference between expected and actual return on plan assets:
Gain (loss)	$17.8	$(41.5)	$—	$—
As a proportion of plan assets	2.2%	5.8%	—	—
Experience losses and changes in assumptions on benefit obligations:
Loss	$(50.7)	$(39.7)	$(3.4)	$(11.6)
As a proportion of benefit obligations	5.0%	4.4%	5.6%	21.2%

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2012	2011	2010	2012	2011	2010

Service costs	$35.1	$26.5	$16.9	$1.2	$0.8	$1.0
Interest costs	43.9	43.7	41.8	2.6	2.1	2.4
Expected return on plan assets	(50.3)	(49.5)	(44.3)	—	—	—
Net prior service costs	3.1	1.8	1.6	—	—	—
Special termination benefits, curtailment loss (gain) and other	—	1.4	1.0	(0.2)	(6.4)	(0.6)

Net benefit costs	$31.8	$23.9	$17.0	$3.6	$(3.5)	$2.8

The expense related to defined contribution pension plans amounted to $14.1 million in 2012 ($13.2 million in 2011 and $11.7 million in 2010).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $56.7 million in 2013 (contributions of $59.4 million were paid in 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

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

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2012, 2011 and 2010 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2012	2011	2010	2012	2011	2010

Benefit obligations
Rates as of year-end:
Discount rate	4.40%	4.75%	5.25%	4.40%	4.75%	5.25%
Rate of compensation increase	3.25	3.25	3.25	3.25	3.25	3.25

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.75%	5.25%	6.25%	4.75%	5.25%	6.25%
Expected return on plan assets	7.00	7.00	7.00	—	—	—
Rate of compensation increase	3.25	3.25	3.50	3.25	3.25	3.50

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.8% at the end of 2012. These costs, as per the estimate, are expected to decrease gradually over the next 14 years to 5.0% and to remain at that level thereafter.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Sensitivity analysis

A decrease of 25 basis point in the discount rate (at the beginning of the year having an impact on income and at the end of the year having an impact on comprehensive income) and in the expected return on plan assets would have had the following impacts, before income tax, for the year ended December 31, 2012:

	Pension benefits			Postretirement benefits
Increase (decrease)	Obligation in balance sheet	Income	Other comprehensive income	Obligation in balance sheet	Income	Other comprehensive income

Discount rate	$41.5	$(2.1)	$(41.5)	$2.5	$(0.1)	$(2.5)
Expected return on plan assets	—	(1.8)	1.8	—	—	—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

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

Non-consolidated condensed statements of income and comprehensive income

	2012	2011	2010
Revenues:
Dividends	$821.0	$249.1	$566.4
Interest	1.1	32.7	14.8
Management fees	58.5	45.3	58.9
Other	43.6	39.0	9.6

	924.2	366.1	649.7
General and administrative expenses	102.9	92.5	68.7
Amortization	6.4	2.3	1.8
Financial expenses	76.2	140.0	120.2
Loss on debt refinancing	69.1	—	10.4
(Gain) loss on valuation and translation of financial instruments	(116.0)	1.6	(22.7)

Income before income taxes	785.6	129.7	471.3
Income taxes	16.7	7.1	5.6

Net income	768.9	122.6	465.7
Other comprehensive (loss) income	(3.1)	(13.2)	22.5

Comprehensive income	$765.8	$109.4	$488.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2012	2011	2010

Cash flows related to operations
Net income	$768.9	$122.6	$465.7
Amortization of plant, property and equipment	6.4	2.3	1.8
(Gain) loss on valuation and translation of financial instruments	(116.0)	1.6	(22.7)
Amortization of financing costs and long-term debt discount	8.3	8.0	7.1
Loss on debt refinancing	69.1	—	10.4
Deferred income taxes	16.7	7.1	5.6
Other	5.9	—	0.1

Net change in non-cash balances related to operations	(42.7)	(1.5)	10.5

Cash flows provided by operations	716.6	140.1	478.5

Cash flows related to investing activities
Net change in investments in subsidiaries	(97.3)	(32.7)	(102.4)
Acquisition of tax deductions from the parent corporation	(10.2)	—	—
Other	(3.5)	(6.2)	(2.4)

Cash flows used in investing activities	(111.0)	(38.9)	(104.8)

Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	—	—	1,300.0
Repurchases of redeemable preferred shares	—	—	(930.0)
Repayment of long-term debt	(760.1)	(30.3)	(244.3)
Settlement of hedging contracts	(40.0)	—	(30.9)
Issuance of long-term debt, net of financing fees	1,313.3	319.9	—
Repurchase of Common Shares	(1,000.1)	—	—
Dividends	(100.0)	(100.0)	(87.5)
Net change in subordinated loans from subsidiaries	735.0	111.0	(1,128.0)
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	(805.3)	(437.1)	715.6
Net change in advances to or from subsidiaries	82.1	40.8	20.2

Cash flows used in financing activities	(575.1)	(95.7)	(384.9)

Net change in cash and cash equivalents	30.5	5.5	(11.2)
Cash and cash equivalents at beginning of year	13.7	8.2	19.4

Cash and cash equivalents at end of year	$44.2	$13.7	$8.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

29.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2012	2011

Assets
Current assets	$105.0	$61.6
Investments in subsidiaries at cost	4,333.7	3,736.4
Convertible obligations, subordinated loans and notes receivable – subsidiaries	2,799.3	2,493.9
Other assets	53.6	47.1

	$7,291.6	$6,339.0

Liabilities and equity
Current liabilities	$64.4	$87.5
Long-term debt	2,216.6	1,696.9
Advances from subsidiaries	189.4	107.3
Other liabilities	94.7	121.5
Subordinated loan from subsidiaries	980.0	245.0
Redeemable preferred shares issued to subsidiaries	1,630.0	1,630.0
Equity attributable to shareholders	2,116.5	2,450.8

	$7,291.6	$6,339.0