Form 20-F
period 2013-12-31
QUEBECOR MEDIA INC
filed 2014-03-20
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

7 3/4% Senior Notes due March 2016 (issued October 5, 2007)

5 3/4% Senior Notes due January 2023 (issued October 11, 2012)

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references in this annual report to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this annual report to “Nurun” are references to our wholly-owned subsidiary Nurun Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing Inc.; and all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc., all references to “Capital CDPQ” are references to CDP Capital d’Amérique Investissements inc. and all references to “CDPQ” are references to Caisse de dépôt et de placement du Québec.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/4% Senior Notes due 2016 originally issued on October 5, 2007, our 7 3/8% Senior Notes due 2021 originally issued on January 5, 2011, our 5 3/4% Senior Notes due 2023 originally issued on October 11, 2012 and our 6 5/8% Senior Notes due 2023 originally issued on October 11, 2012.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, BBM Canada (“BBM”), the National Cable & Telecommunications Association (“NCTA”), A.C. Nielsen Media Research, SNL Kagan, Newspapers Canada, the Audit Bureau of Circulations, NADbank® Inc. (“NADbank®”) and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2014.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank® According to the 2012 NADbank® study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank®. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Prior to the adoption of IFRS on January 1, 2011, for all periods up to and including the year ended December 31, 2010, our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada in effect prior to January 1, 2011, which we refer to as “Canadian GAAP.”

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS, Canadian GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures, such as average monthly revenue per user (“ARPU”), adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures may differ from the methods used by other companies and, as a result, the non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities and ARPU under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures”. We also provide a definition of adjusted operating income, and a reconciliation of adjusted operating income to the most directly comparable financial measure under each of IFRS, Canadian GAAP and U.S. GAAP in footnote 4 to the tables under “Item 3. Key Information – A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2013.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 19, 2014, the noon rate was CAN$1.00 equals US$0.8945. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555

Month Ended:	Average(2)	High	Low	Period End

March 2014 (through March 19, 2014)	0.9022	0.9119	0.8945	0.8945
February 28, 2014	0.9046	0.9130	0.8977	0.9029
January 31, 2014	0.9139	0.9422	0.8952	0.8994
December 31, 2013	0.9399	0.9454	0.9348	0.9402
November 30, 2013	0.9531	0.9602	0.9435	0.9435
October 31, 2013	0.9649	0.9724	0.9564	0.9589
September 30, 2013	0.9669	0.9768	0.9494	0.9723

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour towards our product suite;

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

v

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display” of this annual report.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A - Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2013, 2012, 2011 and 2010. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2013, 2012, 2011 and 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the four-year period ended December 31, 2013. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2011 and 2010 and for the year ended December 31, 2010 are not included in this annual report. Our consolidated financial statements as at December 31, 2013, 2012, 2011 and 2010 and for the years ended December 31, 2013, 2012, 2011 and 2010, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, is included in this annual report.

In separate tables below, we also present selected consolidated financial information presented in accordance with Canadian GAAP and, separately, in accordance with U.S. GAAP for each of the years ended December 31 2010 and 2009. We derived this Canadian GAAP selected consolidated financial information from our audited consolidated financial statements comprised of consolidated balance sheets as at December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2010 and 2009, which are not included in this annual report. We also derived this U.S. GAAP selected consolidated financial information from our consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, which include a discussion of the principal differences between Canadian GAAP and U.S. GAAP. Our consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 prepared in accordance with Canadian GAAP have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on those consolidated financial statements prepared in accordance with Canadian GAAP is not included in this annual report.

We caution you that the separate tables below include financial information based on IFRS, Canadian GAAP and U.S. GAAP, respectively. The information based on IFRS is not comparable to information prepared in accordance with Canadian GAAP or the information prepared in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

IFRS DATA

	Year Ended December 31,
	2013	2012		2011		2010
		(Restated)(1)(2)(3)		(Restated)(1)(2)(3)		(Restated)(1)(2)(3)
		(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,711.8	$2,597.8		$2,389.3		$2,205.6
News Media	784.2	875.5		933.9		932.7
Broadcasting	458.9	457.6		436.3		439.5
Leisure and Entertainment	298.9	311.6		334.5		325.7
Interactive Technologies and Communications	139.2	145.5		120.9		98.0
Inter-segment	(115.8)	(139.1)		(120.2)		(90.9)

	4,277.2	4,248.9		4,094.7		3,910.6

Employee costs	(994.9)	(1,023.2)		(973.7)		(904.6)
Purchase of goods and services	(1,823.4)	(1,843.6)		(1,808.4)		(1,674.1)
Amortization	(662.2)	(594.9)		(507.5)		(396.1)
Financial expenses	(362.8)	(337.5)		(319.6)		(304.4)
(Loss) gain on valuation and translation of financial instruments	(244.4)	136.9		52.0		46.1
Restructuring of operations, impairment of assets and other special items	(29.9)	(28.5)		(29.3)		(37.1)
Impairment of goodwill and intangible assets	(281.3)	(186.0)		—		—
Loss on debt refinancing	(18.9)	(6.3)		(4.0)		(12.3)
Income taxes	(31.1)	(130.4)		(141.4)		(156.1)
Income (loss) from discontinued operations	19.3	(3.7)		14.8		13.0

Net (loss) income	$(152.4)	$231.7		$377.6		$485.0

(Loss) income from continuing operations attributable to:
Shareholders	(178.9)	238.3		350.8		453.9
Non-controlling interests	7.2	(2.9)		12.0		18.1
Net (loss) income attributable to:
Shareholders	(159.6)	234.6		365.6		466.9
Non-controlling interests	7.2	(2.9)		12.0		18.1

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(4) (unaudited)	$1,458.9	$1,382.1		$1,312.6		$1,331.9
Additions to property, plant, equipment and intangible assets	651.8	803.8		870.5		784.2
Comprehensive (loss) income	(103.5)	238.2		311.7		486.0
Comprehensive (loss) income attributable to:
Shareholders	(123.3)	242.3		306.6		469.7
Non-controlling interests	19.8	(4.1)		5.1		16.3

Ratio of earnings to fixed charges or coverage deficiency(5)(6) (unaudited)	(119.0)	2.1x		2.6x		3.0x

	As at December 31,
	2013	2012		2011		2010
		(Restated	)(1)	(Restated	)(1)	(Restated	)(1)
BALANCE SHEET DATA:		(in millions)
Cash and cash equivalents	$476.6	$228.7		$143.5		$241.2
Total assets	8,970.3	8,960.8		8,998.7		8,556.4
Total debt (current and long-term portions)	4,976.0	4,428.7		3,697.9		3,513.4
Capital stock	4,116.1	4,116.1		1,752.4		1,752.4
Equity attributable to shareholders	1,805.7	2,029.0		2,887.1		2,684.1
Dividends	100.0	100.0		100.0		87.5
Number of common shares outstanding	103.3	103.3		123.6		123.6

CANADIAN GAAP DATA

	Year Ended December 31,
	2010	2009
	(2)(3)	(2)(3)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,205.6	$1,989.4
News Media	932.7	944.1
Broadcasting	448.2	439.0
Leisure and Entertainment	325.7	338.8
Interactive Technologies and Communications	98.0	91.0
Inter-segment	(90.9)	(86.0)

	3,919.3	3,716.3
Cost of sales, selling and administrative expenses	(2,590.3)	(2,452.2)
Amortization	(399.1)	(340.1)
Financial expenses	(265.4)	(238.2)
Gain on valuation and translation of financial instruments	46.1	61.5
Restructuring of operations, impairment of assets and other special items	(50.3)	(27.8)
Impairment of goodwill and intangible assets	—	(13.6)
Loss on debt refinancing	(12.3)	—
Income taxes	(161.5)	(172.3)
Non-controlling interest	(18.8)	(23.8)
Income from discontinued operations	13.0	15.3

Net income	$480.7	$525.1

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(4) (unaudited)	$1,329.0	$1,264.1
Additions to property, plant, equipment and intangible assets	819.5	602.6
Comprehensive income	524.0	555.2
Ratio of earnings to fixed charges(7) (unaudited)	3.0x	3.3x

	As at December 31,
	2010	2009
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0
Total assets	8,731.1	8,293.0
Total debt (current and long-term portions)	3,513.4	3,761.2
Capital stock	1,752.4	1,752.4
Shareholders’ equity	2,868.2	2,430.8
Dividends	87.5	75.0
Number of common shares outstanding	123.6	123.6

U.S. GAAP DATA

	Year Ended December 31,
	2010	2009
	(2)(3)	(2)(3)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,212.3	$1,998.8
News Media	932.7	944.1
Broadcasting	448.2	439.0
Leisure and Entertainment	325.7	338.8
Interactive Technologies and Communications	98.0	91.0
Inter-segment	(90.9)	(86.0)

	3,926.0	3,725.7

Cost of sales, selling and administrative expenses	(2,603.0)	(2,481.9)
Amortization	(399.1)	(340.1)
Financial expenses	(265.4)	(238.2)
Gain on valuation and translation of financial instruments	24.0	18.6
Restructuring of operations, impairment of assets and other special items	(50.3)	(27.8)
Impairment of goodwill and intangible assets	—	(13.6)
Loss on debt refinancing	(12.3)	—
Income taxes	(151.6)	(157.8)
Income from discontinued operations	13.0	15.3

Net income	$481.3	$500.2

Net income attributable to:
Equity shareholders	462.6	475.1
Non-controlling interests	18.7	25.1

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(4) (unaudited)	$1,323.0	$1,243.8
Additions to property, plant, equipment and intangible assets	811.1	600.8
Comprehensive income	420.9	495.0
Comprehensive income attributable to:
Equity shareholders	410.9	474.0
Non-controlling interests	10.0	21.0
Ratio of earnings to fixed charges(8) (unaudited)	2.9x	3.1x

	As at December 31,
	2010	2009
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$242.7	$300.0
Total assets	8,623.5	8,231.3
Total debt (current and long-term portions)	3,579.2	3,782.6
Capital stock	1,752.4	1,752.4
Shareholders’ equity	2,687.2	2,363.4
Dividends	87.5	75.0
Number of common shares outstanding	123.6	123.6

(1)	On January 1, 2013, the Corporation adopted restrospectively IFRS standards IAS 19 Employee Benefits (Amended) and IFRS 11 Joint Arrangements that became effective at this date. Therefore, prior period comparative figures were restated to comply with these new IFRS standards. Refer to note 1(b) of our consolidated financial statements for more details on the impact of the restatement for the years ended December 31, 2012 and 2011.
(2)	In 2013, the Corporation sold two specialized web site, Jobboom and Réseau Contact, and announced the closing of a transaction whereby it will sell its 74 Québec weeklies. The results of operations related to these businesses were reclassified as discontinued operations. Refer to note 8 of our consolidated financial statements for more details.
(3)	In 2013, the Corporation changed its organizational structure, resulting in the transfer of its home entertainment store chain Le SuperClub Videotron ltée, from the Telecommunications segment to the Leisure and Entertainment segment, and in the transfer of its out-of-home advertising business from the News media segment to the Broadcasting segment. Accordingly, prior period figures in the Corporation’s segmented information were reclassified to reflect this change.

(4)	Adjusted operating income and ratios based on this measure are not required by or recognized under IFRS, Canadian GAAP or U.S. GAAP. We define adjusted operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations. We defined adjusted operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, non-controlling interests and income from discontinued operations. Under U.S. GAAP, we defined adjusted operating income, as reconciled to net income under U.S. GAAP, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income from discontinued operations. Adjusted operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, Canadian GAAP or U.S. GAAP. Our parent corporation, Quebecor, considers the media segment as a whole and uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its affiliates. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures”. Our adjusted operating income is calculated from and reconciled to net (loss) income under IFRS for the years ended December 31, 2013, 2012, 2011 and 2010 in the table below:

	Year Ended December 31,
	2013	2012	2011	2010
		(Restated)(1)(2)(3)	(Restated)(1)(2)(3)	(Restated)(1)(2)(3)
	(in millions)
Reconciliation of adjusted operating income to net (loss) income (IFRS)

Adjusted operating income
Telecommunications	$1,284.8	$1,203.7	$1,073.6	$1,034.0
News Media	97.7	105.1	142.5	172.8
Broadcasting	45.4	33.4	47.3	73.1
Leisure and Entertainment	16.6	25.1	38.3	40.4
Interactive Technologies and Communications	14.4	9.8	7.9	6.0
Head office	—	5.0	3.0	5.6

	1,458.9	1,382.1	1,312.6	1,331.9
Amortization	(662.2)	(594.9)	(507.5)	(396.1)
Financial expenses	(362.8)	(337.5)	(319.6)	(304.4)
(Loss) gain on valuation and translation of financial instruments	(244.4)	136.9	52.0	46.1

Restructuring of operations, impairment of assets and other special items	(29.9)	(28.5)	(29.3)	(37.1)
Impairment of goodwill and intangible assets	(281.3)	(186.0)	—	—
Loss on debt refinancing	(18.9)	(6.3)	(4.0)	(12.3)
Income taxes	(31.1)	(130.4)	(141.4)	(156.1)
Income (loss) from discontinued operations	19.3	(3.7)	14.8	13.0

Net (loss) income	$(152.4)	$231.7	$377.6	$485.0

The following table provides a reconciliation under Canadian GAAP of adjusted operating income to net income as presented in our historical consolidated financial statements not included in this annual report:

	Year Ended December 31,
	2010	2009
	(2)(3)	(2)(3)
	(in millions)
Reconciliation of adjusted operating income to net income (Canadian GAAP)

Adjusted operating income
Telecommunications	$1,034.1	$968.8
News Media	170.4	169.9
Broadcasting	76.2	80.0
Leisure and Entertainment	40.4	39.0
Interactive Technologies and Communications	6.0	4.1
Head office	1.9	2.3

	1,329.0	1,264.1
Amortization	(399.1)	(340.1)
Financial expenses	(265.4)	(238.2)
Gain on valuation and translation of financial instruments	46.1	61.5
Restructuring of operations, impairment of assets and other special items	(50.3)	(27.8)
Impairment of goodwill and intangible assets	—	(13.6)
Loss on debt refinancing	(12.3)	—
Income taxes	(161.5)	(172.3)
Non-controlling interest	(18.8)	(23.8)
Income from discontinued operations	13.0	15.3

Net income	$480.7	$525.1

The following table provides a reconciliation under U.S. GAAP of adjusted operating income to net income as presented in our historical consolidated financial statements not included in this annual report:

	Year Ended December 31,
	2010	2009
	(2)(3)	(2)(3)
	(in millions)
Reconciliation of adjusted operating income to net income (U.S. GAAP)

Adjusted operating income
Telecommunications	$1,026.5	$963.0
News Media	171.6	158.2
Broadcasting	76.3	79.9
Leisure and Entertainment	40.4	39.0
Interactive Technologies and Communications	6.0	4.1
Head office	2.2	(0.4)

	1,323.0	1,243.8
Amortization	(399.1)	(340.1)
Financial expenses	(265.4)	(238.2)
Gain on valuation and translation of financial instruments	24.0	18.6
Restructuring of operations, impairment of assets and other special items	(50.3)	(27.8)
Impairment of goodwill and intangible assets	—	(13.6)
Loss on debt refinancing	(12.3)	—
Income taxes	(151.6)	(157.8)
Income from discontinued operations	13.0	15.3

Net income	$481.3	$500.2

(5)	For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net (loss) income, plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(6)	Coverage deficiency is expressed in millions of Canadian dollars. Our 2013 coverage deficiency was significant due to non-cash charges related to an impairment of goodwill and intangible assets and a loss on valuation and translation of financial instruments. We believe that cash flow from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs for the twelve months following December 31, 2013.
(7)	For the purpose of calculating the ratio of earnings to fixed charges under Canadian GAAP, (i) earnings consist of net income, plus non-controlling interest, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(8)	For the purpose of calculating the ratio of earnings to fixed charges under U.S. GAAP, (i) earnings consist of net income, plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.

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

Our cable business competes against providers of direct broadcast satellite (or “DBS”, which in Canada are also referred to as “DTH,” for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MDS”), and satellite master antenna television systems. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as Internet protocol television or “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC launched its own IPTV service in Montréal (including a portion of the greater Montreal area), in Québec City and in other locations in the Province. A full rollout throughout the Province of Québec is expected in the years to come. The direct access to some broadcasters’ websites that provide streaming in high-definition of video-on-demand content is also available for some of the channels we offer in our television programming. In addition, third-party Internet access providers could launch IP video services in our footprint.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, over-the-top (“OTT”) content providers, such as Netflix and Apple TV, compete for viewership.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, the Internet, through wired and mobile devices, is becoming an important broadcasting and distribution platform. In addition, mobile operators, with the development of their respective 4G and Long Term Evolution (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

In our Internet access business, we compete against other Internet service providers (or “ISPs”) offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering comparable download speeds to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access (“HSIA”) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third party ISP competitors for the purpose of providing retail Internet access services. These third party ISP competitors may also provide telephony and networking applications.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facility-based and therefore have a much lower infrastructure cost. In addition, Internet protocol-based (“IP-based”) products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile telephony business, we compete against a mix of market participants, some of them active in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share. Also, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

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

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

In addition, various aspects of mobile communication operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. Regulations adopted or actions taken by the government agencies having jurisdiction over any mobile business that we may develop could adversely affect our mobile business and operations, including actions that could increase competition or our costs.

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

Advanced wireless services (“AWS”) in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. With the emerging use of AWS for LTE, devices available in AWS solely for an HSPA network are limited. Although numerous LTE devices have an AWS HSPA capability, these devices are in the high-end category. This could put pressure on our acquisition costs as well as impair our ability to compete with lower-end devices. In addition, the handsets available to us are sometimes subject to an exclusivity period which varies in length when they are released to market. If manufacturers continue to offer exclusivity on future products in Canada, this could potentially reduce the number of handsets available to us.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of our mobile services infrastructure deployment.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; wireless competition; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada. If we are not successful in acquiring additional spectrum we may need on reasonable terms, it could have a material adverse effect on our business, prospects and financial condition. See also “Business Overview — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint built-out of our LTE network. In addition, we may be required to make further capital expenditures in the future on our LTE network to remain competitive in order to comply with our obligations. See also “Business Overview — History and Development of Quebecor Media.” A geographical expansion of our LTE network may require us to incur significant costs and to make significant capital expenditures.

There can be no assurance that we will be able to generate or otherwise obtain the funds to finance any portion of these capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, the most significant of them, expired in December 2012. Negotiations are under way toward renewing this agreement. An increase in rates charged by Hydro-Québec could have a significant impact on Videotron’s cost structure.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to fully implement these strategies or realize their anticipated results without incurring significant costs or not implement them at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes and other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments, that may affect our ability to implement our business strategies if we are unable to secure additional financing on acceptable terms or to generate sufficient funds internally to cover those requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating expenditures in the future. We can provide no assurance that we will be successful in developing new activities in relation to these new engagements, including the development of new revenue sources.

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

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are now connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home, which constitutes a departure from the past, when a majority of households were connected to the Internet through a single computer. In addition, some content on the Internet, such as videos, is now available at a higher bandwidth for which high definition, as opposed to standard definition, is gradually becoming the norm. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, adopt new technologies that allow cost reduction and implement other cost reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in price hikes or in reduced profitability.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

The continuous technological improvements to the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our existing television subscriber base from our video-on-demand services to new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our video-on-demand services.

We have grown rapidly and are seeking to continue our growth. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have sought in the past, and may, in the future, seek to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate, under appropriate conditions. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.

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

We depend on key personnel.

Our success depends to a large extent on the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or results of operations. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance and maintain content quality, we must continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our News Media and Broadcasting businesses face substantial competition for advertising and circulation revenues/audience.

Advertising revenue is the primary source of revenue for our News Media business and our Broadcasting business. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal newspaper and television markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail, national and classified newspaper advertising revenue, as well as television advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our News Media and Broadcasting businesses. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenues.

Advertising revenues for our News Media business are also driven by readership and circulation levels, as well as by market demographics, price, service and advertiser results. Readership and circulation levels tend to be based on the content of the newspaper, service, availability and price. A prolonged decline in readership and circulation levels in our newspaper business and lack of audience acceptance of our content would have a material effect on the rate and volume of our newspaper advertising revenues (as rates reflect circulation and readership, among other factors), and could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects.

The newspaper industry is experiencing structural changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising industry as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source for news. As a result, competition for advertising spend and circulation revenues comes not only from other newspapers and traditional media, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) to readers and advertisers.

While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers and to maintain our circulation base, such as investments in the re-design and overhaul of our newspaper websites and the publication of e-editions of a number of our newspapers, we may not be successful in retaining our historical share of advertising revenues or in transferring our audience to our new digital products. The ability of our News Media business to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers and readers (including subscribers) to our online sites. Our new initiatives developed to generate additional revenues from our websites (such as digital platform advertising and/or our paywall revenue model) may not be accepted by users and consequently, may negatively affect online traffic. In addition, we can provide no assurance that we will be able to recover the costs associated with the implementation of these initiatives through increased circulation, advertising and digital revenues.

In broadcasting, the proliferation of cable and satellite channels, progress in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and in a more challenging advertising sales environment. For example, the increased availability of personal video recording devices and video programming on the Internet, as well as the increased access to various media through mobile devices, may all have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis, or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenues we receive. Delayed viewing and advertisement skipping have the potential to become more common as the penetration of personal video recording devices increases and content becomes increasingly available via Internet sources. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, on our capacity to offer quality content, high-definition programming, an appealing variety of programming choices and packages, as well as multiplatform distribution and on-demand content, at competitive prices. If the number of specialty channels being offered does not increase at the level and pace comparable to our competitors, if the content offered on such channels does not receive audience acceptance, or if we are unable to offer multiplatform availability, high definition programming and on-demand content, for capacity reasons among others, this may have a negative impact on revenues from our cable operations.

The multiplication of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and in our research and development may be required to remain competitive in the current market.

We may be adversely affected by variations in our costs, quality and variety of our television programming.

The most significant costs in television broadcasting are programming and production costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, the vertical integration of distributors and broadcasters, changes in viewer preferences and other developments could impact both the availability and the costs of programming content, as well as the costs of production. Future increases or volatility in programming and production costs could adversely affect the operating results of the Corporation. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and production and increase competition for advertising expenditures.

We may be adversely affected by variations in the cost of newsprint. In addition, our newspaper operations are labour-intensive, resulting in a relatively high fixed-cost structure.

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2013, the total newsprint consumption of our newspaper operations was approximately 123,900 metric tonnes. Newsprint represents our single largest raw material expense and one of our News Media segment’s most significant operating costs. Newsprint expense represented approximately 8.7% ($59.8 million) of our News Media segment’s operating expenses for the year ended December 31, 2013. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates if certain thresholds are met and benefit from a ceiling on the unit cost of newsprint. On the expiry of our agreement with our Newsprint Supplier, there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms, or at all, after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase significantly, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on our Newsprint Supplier for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labour disruptions affecting our Newsprint Supplier or the cessation of operations of our Newsprint Supplier.

In addition, since our newspaper operations are labour intensive and located across Canada, our newspaper business has a relatively high fixed-cost structure. During periods of economic contraction, our revenues may decrease while certain costs remain fixed, resulting in reduced earnings.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and cable telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue, or a significant increase in the costs of serving those customers could adversely affect our reputation, growth, business, prospects, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— Videotron is using a technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness”.

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

At December 31, 2013, approximately 45% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 96 collective bargaining agreements

While we are not currently subject to a labour dispute, one major collective agreement for the Montreal area is being negotiated for Videotron.

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

The economic cycle and employee demographics could have a negative impact on the funding of our defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust fund. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. This risk is mitigated by policies and procedures instituted by us and our pension committees to monitor investment risk and pension plan funding. It is also mitigated by the fact that some of the Corporation’s defined benefit pension plans are no longer offered to new employees.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2013, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2013, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $51.4 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Disruptions in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Longer-term volatility and disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and the affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

Subject to the realization of various conditions and factors, we may have to record, in the future, asset impairment charges, which could be material and could adversely affect our future reported results of operations and equity.

In the 2013 financial year and in the past, we have recorded asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, weak economic or market conditions, we may be required to record in the future, in accordance with International Financial Reporting Standard (IFRS) accounting valuation principles, additional non-cash impairment charges if the carrying value of an asset in our financial statements is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect our future reported results of operations and equity, although such charges would not affect our cash flow.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. There are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government recently eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC recently adopted a new Wireless Code which regulates numerous aspects of the provision of retail wireless services. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Industry Canada.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. On December 18, 2013 the Minister of Industry (Canada) announced the government’s intention to adopt legislation that would, among other things, amend the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the power to impose monetary sanctions for failure to comply with current regulations. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Industry Canada may not renew Videotron’s AWS licenses on acceptable terms, or at all.

Videotron’s AWS licenses were issued in December 2008 for a 10-year term. At least two years before the end of this term, and any subsequent term, Videotron may apply for a renewed license for a term of up to 10 years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in the eighth year of the license.

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

We are subject to a variety of environmental laws and regulations. Some of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, for example, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability for us.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have recently implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require us to monitor and adjust our practices in the future.

Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist on any of our properties, or that expenditure will not be required to deal with known or unknown contamination.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2013, we had $4.98 billion of consolidated long-term debt. Our indebtedness could have significant consequences, including the following:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to, among other things, borrow additional funds on commercially reasonable terms, if at all.

Although we have significant indebtedness, as at December 31, 2013, we had approximately $1.00 billion available for additional borrowings under our existing credit facilities on a consolidated basis (not taking into account a letter of credit issued in 2013 as a pre-auction financial deposit made to Industry Canada), and the indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities and regarding the issuance of a letter of credit to Industry Canada, refer to Notes 20 and 31 to our audited consolidated financial statements for the year ended December 31, 2013 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our senior secured credit facilities and the respective indentures governing our Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	incur indebtedness;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and that could, if not cured or waived, result in an acceleration of such indebtedness and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future or refinance existing debt, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on our Senior Notes.

We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding Senior Notes, are dependent on the cash flow of our existing and future subsidiaries and the distribution of this cash flow to us, or on loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make loans, advances or payments to us will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Videotron has several series of debt securities outstanding and both Videotron and TVA Group have credit facilities that limit their ability to distribute cash to us. In addition, if our existing or future subsidiaries incur additional debt in the future or refinance existing debt, we may be subject to additional contractual restrictions contained in the instruments governing that debt, which may be more restrictive than those to which we are currently subject to.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of our or their control. If the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, are not sufficient for us, we may not be able to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may be required from time to time to refinance certain of our existing debt at or prior to maturity. Our ability and our subsidiaries’ ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions, credit availability and our operating performance. There can be no assurance that any such financing will be available to us on favorable terms, or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.”

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

In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices of securities. It is possible that the market for our Senior Notes will be subject to such disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell our Senior Notes, regardless of our prospects and financial performance.

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by the respective indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our senior secured credit facilities may not allow the repurchases.

If we experience certain change of control events, as specified in the respective indentures governing our Senior Notes, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control. There is no sinking fund with respect to our outstanding Senior Notes.

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

The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

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

Our subsidiaries do not guarantee the Senior Notes and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. Holders of Senior Notes do not have a claim as a creditor against our subsidiaries. The Senior Notes are, therefore, structurally subordinated to all indebtedness and other obligations of our subsidiaries. In the event of insolvency, liquidation, reorganization, dissolution or other winding up of any such subsidiary, all of such subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of such subsidiary’s assets before the holders of our Senior Notes would be entitled to any payment.

ITEM 4 — INFORMATION ON THE CORPORATION

A - History and Development of Quebecor Media

Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)).

Since December 31, 2010, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

On February 19, 2014, Industry Canada announced that Videotron was the winner of seven spectrum licenses in the recently concluded auction of mobile frequencies in the 700 MHz band (the “2014 Auction”). These licenses consist of a single paired 5+5 MHz frequency block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Quebec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million persons or 80% of Canada’s population. The aggregate purchase price for the seven licenses acquired by Videotron under the 2014 Auction is $233.3 million.

•

We have continued to actively pursue the roll-out of Videotron’s 4G network. As of December 31, 2013, Videotron’s mobile telephony services were available to more than 7.3 million people across the Province of Québec and in Eastern Ontario. During 2013, we activated 100,695 net new lines on our advanced mobile network at a pace of approximately 8,391 net new lines per month, bringing our total mobile customer base to 503,331 activated lines.

•

On December 19, 2013, Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and was discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014.

•

On December 5, 2013, Quebecor Media announced a transaction whereby it sold to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., its 74 Québec weeklies for cash consideration of $75.0 million (the “TC Transaction”). The TC Transaction is subject to approval by regulatory authorities, specifically the Competition Bureau.

•

On November 26, 2013, Quebecor announced an agreement with Rogers Communications Inc. and the National Hockey League (“NHL”) whereby TVA Sports will become the NHL’s official French-language broadcaster in Canada. The 12-year agreement will begin with the 2014-15 season. Among other things, TVA Sports obtains broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events.

•

On August 30, 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its outstanding 7 3/4% Senior Notes issued on January 17, 2006 and due in March 2016, and settled the related hedging contracts.

•

On August 29, 2013, Quebecor Media issued a US$350.0 million senior secured term loan “B” at a price of 99.50% for net proceeds of $358.4 million (net of financing expenses). This term loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

On July 18, 2013, TVA Group announced the acquisition of Les Publications Charron & Cie inc., publisher of La Semaine magazine, and of Charron Éditeur inc., which was subsequently sold to Sogides Group Inc., a subsidiary in the Leisure and Entertainment segment.

•

On June 17, 2013, Videotron announced the closing of the offering and sale of 5 5/8% Senior Notes, maturing on June 15, 2025, in the aggregate principal amount of $400.0 million for net proceeds of $394.8 million (net of financing expenses). The proceeds of this offering were used on July 2, 2013 to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes, issued on April 15, 2008 and maturing in April 2018 and to settle the related hedging contracts.

•	In June 2013, Videotron amended its $575.0 million secured revolving credit facility to extend the maturity date to July 2018 and to amend some of the terms and conditions of the facility.

•	In June 2013, Quebecor Media amended its bank credit facilities to extend the maturity of its $300.0 million revolving credit facility to January 2017 and to amend its terms and conditions.

•

On May 31, 2013, Quebecor Media sold its specialized web sites Jobboom and Réseau Contact to Mediagrif Interactive Technologies (“Mediagrif”) for a total consideration of $65.0 million. The acquisitions of Jobboom and Réseau Contact were completed on June 1 and November 29, 2013, respectively.

•

On May 29, 2013, Videotron announced an agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). Both Videotron and Rogers will maintain their business independence, including product and service portfolios, billing systems and customer data. As part of the Rogers LTE Agreement, Rogers and Videotron will provide each other with services for which Videotron will receive $93.0 million and Rogers will receive $200.0 million, payable over a period of 10 years. In addition to the LTE network build-out and sharing agreement, Videotron and Rogers have also come to an agreement regarding Videotron’s unused AWS spectrum in the Greater Toronto Area. Videotron has the option to transfer its Toronto spectrum license to Rogers, subject to regulatory approvals, beginning January 1, 2014, for an aggregate consideration of $180.0 million.

•

On May 24, 2013, Quebecor announced the acquisition of Event Management Gestev Inc. (“Gestev”), a Québec City sports and cultural events manager. Gestev was founded in 1992 and has produced numerous high-profile events such as the Red Bull Crashed Ice extreme race, the Vélirium (International Mountain Bike Festival and World Cup), the Transat Québec Saint-Malo sailing race, Sprint Québec (FIS Cross-Country World Cup), and the Snowboard Jamboree (including the FIS Snowboard World Championships).

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

•

In March and April 2012, Quebecor Media repurchased and retired US$260.0 million aggregate principal amount of its 7 3/4% Senior Notes due 2016 issued in 2006 and settled the related hedging contracts.

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

•

On July 5, 2011, Videotron issued $300.0 million aggregate principal amount of its 6 7/8% Senior Notes due 2021 for net proceeds of $294.8 million (net of financing expenses). Videotron used the net proceeds to redeem and retire US$255.0 million in aggregate principal amount of Videotron’s issued and outstanding 6 7/8% senior notes due 2014 and to settle related hedging contracts.

•	In June 2011, we acquired a QMJHL franchise, which is now known as L’Armada de Blainville-Boisbriand.

•	On April 18, 2011, we launched Sun News an English-language news and opinion specialty channel.

•

In March 2011, Quebecor Media reached an agreement with Québec City granting Quebecor Media management and naming rights for a 25-year period to the new multipurpose arena/amphitheatre to be built in Québec City. These rights represent a major asset to Quebecor Media that will allow the Corporation to pursue initiatives to leverage growth and convergence opportunities and to cross-promote its brands, programs and other content. Pursuant to agreements entered into with Québec City in early September 2011, we will implement our business plan for the management of this multipurpose arena.

•

On January 5, 2011, Quebecor Media issued $325.0 million aggregate principal amount of its 7 3/8% Senior Notes due 2021 for net proceeds of $319.9 million (net of financing expenses). Quebecor Media used the net proceeds to effect a contribution (the “QMI Contribution”) to Sun Media and for general corporate purposes. On February 15, 2011, Sun Media used the proceeds of the QMI Contribution to redeem and retire all of its outstanding 7 5/8% Senior Notes due 2013 and to settle the related hedging contracts.

B - Business Overview

Overview

We are one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production, distribution and streaming, production of shows and events, news media services, video game development, out of home advertising, a QMJHL team and sporting and cultural events management. Through our subsidiary Videotron, we are a premier cable and mobile communications service provider. Through our activities, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of media properties.

We operate in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications.

Competitive Strengths

Leading Market Positions

In our Telecommunications segment, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron branded stores and kiosks, assist us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. Sun Media is Canada’s largest newspaper publisher in terms of weekly average circulation for Canadian daily paid newspapers, according to statistics published in Newspapers Canada’s “Daily Circulation Report 2012” (the “Newspapers Canada Circulation Data”), and is the second largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates). In our Broadcasting segment, we are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America in terms of market share.

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

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line or DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand service available on our illico Digital TV, illico.tv and illico mobile platforms. Customers can interrupt and resume programming at will on any of these three illico platforms.

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

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 79% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as illico TV new generation, and a lower cost structure through reduced maintenance and technical support costs.

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

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•

Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French language programming broadcaster in North America, a leading producer of French language programming, the second largest newspaper publisher in Canada based on total paid and unpaid circulation (according to management estimates), and a leading English and French language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and broadcasters to our other media platforms, the transfer of the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing, the sharing of editorial content between our News Media business and QMI Agency, the acquisition and subsequent sharing of content between our various businesses through QMI Content, the development of a strong live event-oriented segment through the new Québec City Amphitheater, the acquisition of our QMJHL hockey franchise, the NHL Broadcasting Agreement and the related broadcast of hockey games on our TVA Sports channel as well as our efforts to obtain a National Hockey League franchise for Québec City, and the integration of advertising assets with the creation of our national sales services (“QMI National Sales”) aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Build on our position as a telecommunications leader with our 4G mobile services. We provide an offering of advanced mobile telecommunications services to consumers and small and medium businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our mobile service and the further development of our LTE Network is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

•

Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology and products and services leveraging our new mobile network) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable and mobile telephony services, as well as high-definition television, video-on-demand and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of our digital television, cable Internet access, telephony and mobile voice and data services will result in increased ARPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

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

•

Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 79% of the Province of Québec’s estimated 3.5 million residential and commercial premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

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

Telecommunications

Through Videotron we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.5 million residential and commercial premises. The deployment of our 4G network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-, medium- and large-size businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Québec. Products and services include Internet, television, telephony, mobile services, and business solutions products such as hosting, private network connectivity, WIFI, audio and video transmission.

We own a 100% voting and 100% equity interest in Videotron.

For the twelve-month period ended December 31, 2013, our Telecommunications operations generated revenues of $2.7 billion and adjusted operating income of $1.3 billion. For the year ended December 31, 2012, our Telecommunications operations generated revenues of $2.6 billion and adjusted operating income of $1.2 billion.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services and business telecommunications services.

Cable Services

i. Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. In 2012, we launched illico TV new generation, offering a new interface with entirely redesigned ergonomics for fluid, intuitive navigation, as well as additional value-added features. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 60 Mbps and in some portions of the network up to 200 Mbps. As of December 31, 2013, we had 1,418,388 cable Internet access customers, representing 77.7% of our basic customers and 51.7% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 55.5% as of December 31, 2013.

•

Digital Television. We have installed headend equipment through an optical fibre network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a high definition quality. All of our television packages include 52 basic television channels, audio services providing CD-quality music, 21 AM/FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2013, we had 1,531,361 customers for our digital television service, representing 83.9% of our total basic customers and 55.8% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2013, we had 1,286,070 subscribers to our cable telephony service, representing a penetration rate of 70.5% of our basic cable subscribers and 46.9% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone respectively through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile. We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In March of 2013, we introduced Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

•	Pay-Per-View (Indigo). Indigo is a group of pay-per-view channels that allows our digital customers to order live events and movies based on a pre-determined schedule.

ii. Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 42 channels of television programming, depending on the bandwidth capacity of their local cable system. We are no longer offering this service to new customers.

As of December 31, 2013, we had 293,720 customers for our analog television service, representing 16.1% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (“HSPA+”) mobile communication network (4G). As of December 31, 2013, most households and businesses on our cable footprint had access to our advanced mobile services. Prior to launching our HSPA+ network, we had been offering mobile wireless telephony services as a Mobile Virtual Network Operator (“MVNO”) since 2006. As of December 31, 2013, there were 503,331 lines activated on our mobile telephony services, representing a year-over-year increase of 100,695 lines (25.0%).

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

Also, as per the outcome of the Rogers LTE Agreement, Videotron signed a 20-year agreement with Rogers to bring LTE to even more customers in the Province of Québec and the Ottawa region. Under this agreement, Videotron will be in a position to build out and operate a shared LTE wireless network. This shared network will deliver an optimal user experience for consumers and businesses. It will also deliver capital and operating savings, allowing Videotron to reinvest in its customers and networks. Videotron will maintain its business independence throughout this agreement, including Videotron’s product and service portfolios, billing systems and customer data.

In the 2014 Auction, Videotron acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million persons. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the 2014 Auction enhances Videotron’s ability to maintain a leading edge, high capacity wireless network in Québec and in the Ottawa region, and provides Videotron with a number of options to maximize the value of its investment in the rest of Ontario, Alberta and British Columbia.

Business Telecommunications Services

Videotron Business Solutions is a premier full-service telecommunications provider, including mobile services. We serve small, medium and large-size businesses as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Québec. Videotron serves customers with dedicated sales and customer service teams with solid expertise in business services. Products and services for small and medium-sized businesses are supported by our coaxial technology, 4G network, and solid expertise in business services and customized solutions designed to meet larger businesses and carriers’ needs are offered. There is a wide range of products available, including high speed Internet access, WIFI connectivity, television, telephony, mobile services and solutions, private network connectivity and audio and video transmission.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2013	2012	2011	2010	2009
Homes passed(1)	2,742,476	2,701,242	2,657,315	2,612,406	2,575,315
Cable
Basic customers(2)	1,825,081	1,854,981	1,861,477	1,811,570	1,777,025
Penetration(3)	66.5%	68.7%	70.1%	69.3%	69.0%
Digital customers	1,531,361	1,484,589	1,400,814	1,219,599	1,084,100
Penetration(4)	83.9%	80.0%	75.3%	67.3%	61.0%
Internet Over Wireless
Internet over wireless customers	7,192	7,129	5,644	2,319	—
Cable Internet Access
Cable modem customers	1,418,338	1,387,657	1,332,551	1,252,104	1,170,570
Penetration(3)	51.7%	51.4%	50.1%	47.9%	45.5%
Telephony Services
Cable telephony customers	1,286,070	1,264,862	1,205,272	1,114,294	1,014,038
Penetration(3)	46.9%	46.8%	45.4%	42.7%	39.4%
Mobile telephony lines	503,331	402,636	290,578	136,111	82,813

(1)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic cable customers.

Industry Overview

Cable Television Industry

Industry Data

Cable television has been available in Canada for more than 50 years and is a well-developed market. As of August 31, 2012, the most recent date for which data is available, there were approximately 8.7 million cable television customers in Canada. For the twelve months ended August 31, 2012 (the most recent data available), total industry revenue was estimated to be over $11.5 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and broadened their offerings of products and services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2012	2011	2010	2009	2008	CAGR(1)
	(Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)	$11.5	$10.9	$10.1	$9.2	$8.2	7.0%
Basic Cable Customers(2)	8.7	8.5	8.3	8.1	7.9	1.95%

	2012	2011		2010		2009		2008		CAGR(3)
		(U.S. dollars in billions, and homes passed and basic cable customers in millions)
U.S.
Industry Revenue	n/a	US$	97.6	US$	93.7	US$	90.2	US$	86.3	n/a
Homes Passed(4)	131.2		130.3		129.3		125.7		124.2	1.10%
Basic Cable Customers	56.8		58.0		59.8		62.6		63.7	-2.27%
Basic Penetration	43.7%		44.4%		45.5%		49.8%		51.3%	—

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(5)	Compounded Canadian annual growth rate from 2008 through 2012.
(6)	Including IPTV.
(7)	Compounded U.S. annual growth rate from 2008 through 2012.
(8)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable distribution network in a given cable system service area in which the programming services are offered.

Mobile Telephony Industry

In terms of wireless penetration rate (i.e., the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. As of December 31, 2012 (the most recent data available), the Province of Québec had a penetration rate under the Canadian average (66.8% vs. 78.4% according to the CRTC). As of September 30, 2013, incumbents were still dominant in the industry in Canada, with market share of approximately 90% in the Province of Québec, according to the CRTC.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2013, there were more than 27 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2013, the average monthly invoice on recurring subscription fees per customer was $102.95 and approximately 80% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2013, our cable systems consisted of 31,088 km of fibre optic cable and 45,956 km of coaxial cable, passing approximately 2.7 million homes and serving approximately 2.2 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 79% of households and, according to our estimates, more than 77% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre optic and coaxial cables. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2017.

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

Mobile Telephony

During 2013, we continued our HSPA + network expansion and densification plan throughout the Province of Québec and over the Greater Ottawa Area. As of December 31, 2013, our network reached approximately 89% of the population of the Province of Québec, allowing the vast majority of our potential clients to have access to advanced mobile services from Videotron. The majority of our towers and antennas are linked through our fibre-optic network using a multiple label switching – or MPLS – protocol, and our network was built and designed to support important customer growth in coming years.

With the introduction of a new technology called Dual-Carrier technology in August 2011, our HSPA+ mobile communication network (4G) allows data transmission speeds up to 42 Mbps.

Our strategy in the coming years is to build on our position as a telecommunication leader with our 4G mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as Long Term Evolution-Advanced (“LTE A”) are appearing. The Rogers LTE Agreement provides and allows Rogers and Videotron to deploy radio network equipment independently while benefiting from a common network. Spectrum contribution by each of Rogers and Videotron will allow them to exploit the LTE technology and to provide their subscribers with high throughput data connections.We also expect to continue to expand our offer of handset devices in 2014.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, develop new services and continue revenue growth per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average revenue per user – or ARPU – customer retention and operating margins;

•

continue to rapidly deploy advanced products on all our services – cable, Internet, telephony, content and mobile – to maintain and increase our leadership and offer competitive, mobile rate plans and products to gain additional market share;

•	design product offers that provide greater opportunities for customer entertainment and information ;

•	develop targeted marketing programs to attract former customers and households that have never subscribed to certain of our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, our Videotron-branded stores and kiosks, Archambault stores and third-party commercial retailers;

•	maintain and promote our leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to our existing and future customers;

•	introduce new value added packages of products and services, which we believe will increase ARPU and improve customer retention; and

•	leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers.

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we are now offering the service of dedicated, knowledgeable and well-trained technical experts which we call our “PROS”, the primary mission of which is to support our customers by helping them get the most out of what Videotron has to offer. Through personalized demonstration sessions, the PROS provide customers with continued customer service after subscription has been made. We continue to provide a 24-hour customer service hotline seven days a week across most of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs.

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

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, and the concentration of broadcasters following recent acquisitions in the market.

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

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Apple TV, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources. Our introduction of Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content, aims to reduce the effect of competition from alternative delivery sources.

•

DSL. The deployment of digital subscriber line technology (“DSL”) provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decreases with the distance between the DSL modem and the line card.

•

FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is provided by the DSL technology. Fibre to the home (“FTTH”) brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself. It provides speeds comparable to high speeds of cable-modem Internet access. Because of the cost involved with FTTH and FTTN, deployment of these technologies is progressive. The main competition for fixed-line Internet access comes from a provider of DSL and Fibre to the x (FTTx) services.

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds, contributes to the emergence of alternative technologies such as IPTV digital content (movies, television shows and other video programming) offered on various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our video-on-demand services.

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

•

Direct Broadcast Satellite. DBS is also a competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile telephony services in our market. The Canadian incumbents have started the deployment of LTE networks and this technology is deemed to become an industry standard. As per the Rogers LTE Agreement, we are currently deploying our LTE network and we plan to launch our LTE network in 2014.

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

•

Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

News Media

Our newspaper publishing operation, which we conduct through our Sun Media operating subsidiary, is the second largest newspaper publisher in Canada based on total paid and unpaid circulation, according to management estimates. In addition, with a 28.8% average market share, our newspaper publishing operations are the largest newspaper publisher in Canada in terms of weekly average circulation for Canadian daily paid newspapers, according to the Newspapers Canada Circulation Data. As of December 31, 2013, our News Media segment published 36 paid-circulation dailies, three free commuter dailies and 141 community weekly newspapers, magazines, buyers guides, farm publications and other specialty publications. Our publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. As of December 31, 2013, the combined weekly circulation of our News Media segment’s paid and unpaid newspapers was approximately 10.5 million copies, according to internal statistics.

On December 5, 2013, we announced that Sun Media had entered into the TC Transaction. The TC Transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While the TC Transaction is under review and pending the approval from the regulatory authorities, Sun Media will continue publishing the weeklies. The numbers and percentages presented in this annual report in connection with Sun Media’s operations as of December 31, 2013 and comparative years reflect the sale of the 74 Québec weeklies pursuant to the TC Transaction, notwithstanding the pending approval from the Competition Bureau for the TC Transaction. The newspapers sold pursuant to the TC Transaction are considered as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2013 and comparative years. For more information regarding the treatment of the 74 Québec weeklies as discontinued operations, refer to Note 8 to our audited consolidated financial statements for the year ended December 31, 2013 included under “Item 18. Financial Statements” of this annual report.

In the second quarter of 2011, all of the internet portals that were formally owned by Canoe Inc. were transferred to Sun Media (other than Réseau Contact and Jobboom which were transferred to Videotron and subsequently sold to a third party), including the Canoe Network, which logs over 9.6 million unique visitors per month in Canada, including more than 5.1 million in the Province of Québec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2013).

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

For the year ended December 31, 2013, our News Media operations generated revenues of $784.2 million and adjusted operating income of $97.7 million, with 61.1% of these revenues derived from advertising, 20.0% from circulation, 4.8% from digital revenues and 14.1% from commercial printing and other revenues. For the year ended December 31, 2012, our News Media operations generated revenues of $875.5 million and adjusted operating income of $105.1 million, with 64.4% of these revenues derived from advertising, 18.7% from circulation, 4.8% from digital revenues and 12.1% from commercial printing and other revenues.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas. As of December 31, 2013, our News Media Segment’s combined average weekly circulation (paid and unpaid) was approximately 10.5 million copies, according to internal statistics. In addition, according to the Newspapers Canada Circulation Data, Sun Media’s 28.8% market share of weekly average circulation for Canadian daily paid newspapers makes our newspaper publishing operations the largest newspaper publisher in Canada in terms of weekly average circulation.

According to the Newspapers Canada Circulation Data, there are approximately 95 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 95 paid circulation daily newspapers, 23 have average daily circulation in excess of 50,000 copies. These include 17 English-language metropolitan newspapers, four French language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper publishers may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

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

Advertising and Circulation

Advertising revenue is the largest source of revenue for our News Media operations, representing 61.1% of our newspaper operations’ total revenues in 2013. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

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

We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2013, our top ten national advertisers accounted for approximately 13.4% of the total advertising revenue and approximately 8.2% of the total revenue of our News Media segment. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 20.0% of total revenues of our News Media segment in 2013. In the large urban markets, our paid daily newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except the London Free Press, which does not publish a Sunday edition. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we target editorial content to identified groups through the introduction of niche products, and in recent years we have launched e-editions of a number of our newspapers.

Digital revenues represented 4.8% of total revenues for our News Media segment in 2013. Digital revenues are generated from advertising on our websites, digital subscriptions to the e-editions of our newspapers and more recently through paywalls launched in our urban daily newspaper websites. Our News Media segment operates over 150 websites, which include publication websites to complement each of its urban and community paid daily newspaper publications. Revenues from digital products represent a potential growth opportunity for our News Media operations. To this end, in 2012, the News Media segment completed an overhaul and re-launch of its paid urban daily and community websites to improve the look and feel of our publication websites while at the same time standardizing their format and design. Our strategy is to increase our digital revenues by improving the user’s overall experience by offering rich and visually-appealing content, including photo galleries and video clips, as well as improved navigation and functionalities, which in turn should increase traffic to our websites and provide advertisers with compelling media platforms on which to reach their target audience.

Throughout 2013, Sun Media announced and implemented restructuring initiatives, including head count reductions to further streamline and optimize the segment’s operations to focus on its core competencies.

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

Through our wholly owned subsidiary Quebecor Media Printing, we operate two state-of-the-art printing facilities located in Islington, Ontario, and Mirabel, Québec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal, Ottawa Sun and 24 Heures (Montréal) are printed in Mirabel, Québec.

The Urban Daily Group

Sun Media’s Urban Daily Group is comprised of eight paid daily newspapers, three free daily commuter publications and one free weekly publication.

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

For the year 2013, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group had a circulation of approximately 5.0 million copies, according to internal statistics. These newspapers hold either the number one or number two position among non-national paid dailies in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank® Inc. According to the 2012 NADbank® study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank® Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists Sun Media’s paid daily newspapers and their respective readership in 2012 as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the NADbank® Study:

	2012 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP (1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Journal de Montréal	513,000	373,000	532,000	1st
Journal de Québec	174,000	119,000	162,000	1st
Toronto Sun	511,000	608,000	574,000	2nd
London Free Press	142,000	n/a	153,000	1st
Ottawa Sun	107,000	89,000	123,000	2nd
Winnipeg Sun	83,000	70,000	108,000	2nd
Edmonton Sun	108,000	124,000	137,000	2nd
Calgary Sun	116,000	120,000	141,000	2nd

Total Average Readership	1,754,000	1,503,000	1,930,000

(1)	Based on paid weekly readership of non-national newspapers data published by the NADbank® Study.

Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Quebecor Media Network Inc. (“Quebecor Media Network”). According to the Newspapers Canada Circulation Data, the Journal de Montréal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The Journal de Montréal is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitors of the Journal de Montréal are La Presse and The Montréal Gazette. Its website is accessible at www.journaldemontreal.com.

The following table presents the average daily paid circulation of the Journal de Montréal for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Journal de Montréal
Saturday	232,800	248,800	256,400
Sunday	215,500	227,700	232,500
Monday to Friday	219,800	233,700	234,000

Source: Internal Statistics

Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Québec is Le Soleil. Its website is accessible at www.lejournaldequebec.com.

The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Journal de Québec
Saturday	108,000	114,100	116,800
Sunday	99,400	98,900	103,400
Monday to Friday	98,400	100,500	100,800

Source: Internal Statistics

Toronto Sun. The Toronto Sun is published seven days a week throughout the greater metropolitan Toronto area. The Toronto Sun is the number two non-national daily paid newspaper in its market in terms of weekly readership according to the NADbank® Study.

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

The following table presents the average daily paid circulation of the Toronto Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Toronto Sun
Saturday	126,900	138,300	141,400
Sunday	164,700	177,500	193,800
Monday to Friday	139,700	161,600	166,300

Source: Internal Statistics

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily paid newspaper in its market and is published six days a week, Monday through Saturday. Its website is accessible at www.lfpress.com.

The following table reflects the average daily paid circulation of the London Free Press for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
London Free Press
Saturday	83,300	75,300	77,600
Monday to Friday	78,300	69,500	70,600

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

The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Ottawa Sun
Saturday	32,200	33,000	34,800
Sunday	34,700	36,700	37,200
Monday to Friday	37,700	41,500	43,700

Source: Internal Statistics

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press. Its website is accessible at www.winnipegsun.com.

The following table reflects the average daily paid circulation of the Winnipeg Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Winnipeg Sun
Saturday	20,000	23,300	28,400
Sunday	21,200	24,600	30,100
Monday to Friday	19,200	23,000	28,200

Source: Internal Statistics

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal. Its website is accessible at www.edmontonsun.com.

The following table presents the average daily paid circulation of the Edmonton Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Edmonton Sun
Saturday	36,100	40,600	43,100
Sunday	52,400	57,200	53,500
Monday to Friday	37,500	41,900	45,800

Source: Internal Statistics

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald. Its website is accessible at www.calgarysun.com.

The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Calgary Sun
Saturday	39,800	44,900	47,100
Sunday	50,100	54,600	56,600
Monday to Friday	38,100	42,700	45,700

Source: Internal Statistics

Free daily newspapers

Sun Media publishes free daily commuter publications in three urban markets: Toronto, Montréal and Vancouver. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications:

	Year ended December 31,
FREE DAILY COMMUTER PUBLICATIONS	2013	2012	2011
24 Hours — Toronto	237,100	247,100	238,600
24 Heures — Montréal	160,500	159,100	153,200
24 Hours — Vancouver	115,000	118,100	123,100

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

The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, our efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in order to leverage synergies and convergence among our subsidiaries, we have launched e-editions of a number of Sun Media’s newspapers, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (our wholly-owned subsidiary) and our News Media business is sharing editorial content with QMI Agency. In addition, with the creation of QMI National Sales, we have integrated our advertising assets to offer our clients global, integrated and multiplatform advertising and marketing solutions. In 2012, we completed an overhaul and re-launch of our Urban Daily and Community publication websites to improve the look and feel of our publication websites while at the same time standardizing their format and design.

We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of Sun Media’s Urban Daily Group.

The Community Newspaper Group

Sun Media’s Community Newspaper Group consists of 28 paid daily community newspapers, 107 community weekly newspapers and shopping guides, and 33 agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2013 was approximately 1.5 million free copies and approximately 1.4 million paid copies, according to internal statistics. On December 5, 2013, Quebecor Media announced the closing of the TC Transaction. The TC Transaction is subject to approval by the Competition Bureau, the applicable Canadian regulatory authority. While the TC Transaction is under review and pending the approval from the regulatory authorities, Sun Media will continue publishing the weekly publications.

The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2013:

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION
The Standard	St. Catharines, Ontario	24,300
The Kingston Whig-Standard	Kingston,Ontario	18,300
Niagara Falls Review	Niagara Falls, Ontario	14,300
The Expositor	Brantford, Ontario	14,200
The Tribune	Welland, Ontario	12,000
The Sault Star	Sault Ste Marie, Ontario	11,500
The Sudbury Star	Sudbury, Ontario	11,200
The Peterborough Examiner	Peterborough, Ontario	11,200
The Sun Times	Owen Sound, Ontario	10,900
The Observer	Sarnia, Ontario	10,800
North Bay Nugget	North Bay, Ontario	9,700
Cornwall Standard Freeholder	Cornwall, Ontario	8,700
The Intelligencer	Belleville, Ontario	7,900
The Recorder & Times	Brockville, Ontario	6,900
Beacon Herald	Stratford, Ontario	6,600
The Chatham Daily News	Chatham, Ontario	6,300
The Daily Press	Timmins, Ontario	5,800
Packet & Times	Orillia, Ontario	4,200
Simcoe Reformer	Simcoe, Ontario	4,100
The Barrie Examiner	Barrie, Ontario	4,000
Sentinel-Review	Woodstock,Ontario	3,700
The Daily Observer	Pembroke, Ontario	3,600
Daily Herald Tribune	Grande Prairie, Alberta	3,600
St. Thomas Time-Journal	St.Thomas,Ontario	3,400
Northumberland Today	Northumberland, Ontario	3,300
Kenora Daily Miner & News	Kenora, Ontario	1,800
Fort McMurray Today	Fort McMurray, Alberta	1,600
Portage Daily Graphic	Portage La Prairie, Manitoba	800

Total Average Daily Paid Circulation		224,700

Source: Internal Statistics

(1)	The listed newspapers are published at least five days per week, except for the Kenora Daily Miner & News, Portage Daily Graphic and North Bay Nugget, which are published four days per week.

The number of community publications presented on a regional basis is as follows:

Province(1)	Number of Publications
Ontario	118
Alberta	37
Manitoba	10
Saskatchewan	3

Total Publications	168

Source: Internal Statistics

(1)	The number of community publications presented in this table do not present any community publication in Québec, reflecting the sale of the 74 Québec weeklies pursuant to the TC Transaction notwithstanding the pending approval from the Competition Bureau for the TC Transaction.

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

Other Operations

Commercial Printing

Our national network of production and printing facilities enables us to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include nine printing facilities for its urban and community daily publications and six other printing facilities operated by the Sun Media’s Community Newspaper Group in four provinces. Through our wholly-owned subsidiary Quebecor Media Printing, we operate two state-of-the-art printing facilities located in Islington, Ontario, and Mirabel, Québec.

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

Distribution Network

Quebecor Media Network distributes dailies, weeklies, magazines and print media and reaches approximately 200,000 households and 13,000 retail outlets through its operations in the Province of Québec.

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

Media Properties

The News Media segment operates the following portals and destination sites:

•	Canoe Network (canoe.ca), a bilingual portal with more than 260 million page views in December 2013, according to internal statistics;

•

Sun Media dedicated websites for its corresponding weekly and daily newspapers (such as www.torontosun.com, www.edmontonsun.com, www.journaldequebec.com and www.journalde montreal.com), which provide local and national news; and

•

Canoe.tv, the first Canadian web broadcaster with unique content commissioned by Canoe.tv in addition to video content from traditional sources including Quebecor Media, the Sun Media network of newspapers and various external partners.

E-commerce Properties

The following e-commerce properties are included under the Canoe Network umbrella:

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•

Our local classified sites attached to our large urban newspaper brands, through which visitors can view more than 125,000 classified ads, reaching potential purchasers across the country by integrating more than 170 dailies and community newspapers;

•

YourLifeMoments.ca, Sun Media’s premier site for announcing, celebrating, sharing all of life’s special moments. YourLifeMoments.ca publishes an average of 2,000 announcements every week from over 170 dailies and community newspapers and is the leader in Canada in this niche market; and

•

Micasa.ca, one of the leading real-estate listing sites in the Province of Québec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners.

In the second quarter of 2011, all of the internet portals that were formerly owned by Canoe Inc. (other than Réseau Contact and Jobboom which were transferred to Videotron and subsequently sold to a third party) were transferred to Sun Media, including the Canoe Network, which logs over 9.6 million unique visitors per month in Canada, including more than 5.1 million in the Province of Québec, and ranks as the number one general news destination in Canada (according to ComScore Media Metrix figures for December 2013).

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

Raw Materials

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2013, the total newsprint consumption of our newspaper operations was approximately 123,900 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented approximately 8.7% ($59.8 million) of our News Media segment’s operating expenses for the year ended December 31, 2013. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

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

Broadcasting

Through TVA Group, we operate the largest private French-language television network in North America as well as eight specialty services. Through TVA Group, we hold a minority interest in the specialty channel Evasion. As well, TVA Group holds a 49% interest in the English-langage news and opinion specialty channel Sun News General Partnership, in partnership with Sun Media which holds 51%. Sun News is part of the Broadcasting segment. According to data published by the BBM People Meters (which is based on a measurement methodology using audiometry), we had a 31.6% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2013 through December 31, 2013 and, according to the Canadian TVB Report for the period from January 1, 2013 through December 31, 2013, our share of the Province of Québec’s French-language broadcast television advertising market was 40.1%.

For the period from January 1, 2013 through December 31, 2013, we aired 17 of the 30 most popular TV programs in the Province of Québec, including La Voix and Le Banquier-Spécial Céline Dion. In addition, for the same period in 2012, the Réseau TVA (“TVA Network”) had 23 of the top 30 French-language prime time television shows in the Province of Québec, according to BBM People Meter data. Since May 1999, the TVA Network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

TVA Group also publishes more than 50 magazines, making it Quebec’s largest publisher of French-language magazines. TVA Group also offers custom publishing, commercial printed production services and premedia services that promote customers’ trademarks through print media.

As at December 31, 2013, we own 51.45% of the equity and control 99.97% of the voting power in TVA Group.

For the twelve months ended December 31, 2013, our Broadcasting operations generated revenues of $458.9 million and adjusted operating income of $45.4 million. For the year ended December 31, 2012, our Broadcasting operations generated revenues of $457.6 million and adjusted operating income of $33.4 million.

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

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2013:

Network	Share of Province of Québec Television
TVA Network	23.5%
Société Radio-Canada	13.2%
V	8.1%
TVA Group’s French language specialty TV	8.1%
Various French language specialty and pay cable TV	36.7%
Others	10.4%

Source: BBM People Meters 2013 for the period between January 1, 2013 and December 31, 2013.

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

Specialty Broadcasting

Through various subsidiaries, we control or participate in the following 10 specialty services: LCN, a French-language all news service, Évasion, a French-language travel and tourism service, Argent, a French-language economic, business and personal finance news service, addikTV, a national French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI&cie (formerly “Mlle”), a French-language specialty television service dedicated to style, beauty and the well-being of Québec women, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at preschoolers, TVA Sports, a French-language specialty television service devoted to sports, and Sun News, a national English-language specialty television service focused on news and opinion. Each of TVA Group’s specialty channels has its own dedicated website.

Type of Service	Language	Voting Interest
Category A Digital Specialty Services:
• addikTV	French	100.0%
• Argent (LCN—Affaires)	French	100.0%
• Évasion	French	8.3%
Category B Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
• MOI&cie (formerly “Mlle”)	French	100.0%
Category C Digital Specialty Services:
• LCN — Le Canal Nouvelles	French	100.0%
• TVA Sports	French	100.0%
• Sun News (through TVA Group and Sun Media)	English	100.0%

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2013, we derived approximately 72% of our advertising revenues from national advertisers and 28% from regional and local advertisers.

Programming

We produce a variety of French language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1,560 hours of original programming from January 1, 2013 through December 31, 2013, consisting primarily of morning and general interest shows, reality shows, variety shows and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Publishing Activities

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie Inc. (“Publications Charron”) publish French-language magazines in various fields such as arts, entertainment, television, fashion and decoration. They also market digital products associated with the different magazine brands. Together, TVA Publications and Publications Charron magazines hold 58% of cumulative monthly Québec French-language readership, according to data compiled by the PMB (Print Measurement Bureau – Fall 2013). TVA Publications is the leading magazine publisher in the Province of Québec and we expect to leverage its focus on entertainment across our television and Internet programming.

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

We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc. (“CEC Publishing”), 18 general literature publishers under the Groupe Sogides Inc. (“Sogides Group”) umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”), the exclusive distributor for approximately 200 Québec and European French-language publishers.

We are also engaged in retail and rental of DVDs, Blu-ray discs and console games through our Le SuperClub Vidéotron subsidiary and its franchise network. The segment also includes the QMHJL hockey team Armada de Blainville-Boisbriand, Québec video game developer BlooBuzz Studios Inc., established in February 2012, and e-book solutions provider Readbooks SAS. Finally, since May 2013, our Leisure and Entertainment segment includes the activities of Gestev, a Québec City sports and cultural events manager.

For the year ended December 31, 2013, the Leisure and Entertainment segment generated revenues of $298.9 million and had an adjusted operating income of $16.6 million. For the year ended December 31, 2012, the revenues of our Leisure and Entertainment segment totalled $311.6 million and adjusted operating income totalled $25.1 million.

Cultural Products Production, Distribution and Retailing

Archambault Group is one of the largest chains of music and book stores in the Province of Québec with 16 retail locations, consisting of 15 Archambault megastores and one Paragraph bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its website archambault.ca. Archambault Group also operates music and books downloading services with per-item fees and offers streaming music service through www.zik.ca.

Archambault Group, through Select, is also one of the largest independent music distributors in Canada with 21% of the Province of Québec market and 61% of the Province of Québec French market. Select has a catalogue of over 7,400 different CDs, LPs or other audio formats and 1,627 DVDs, VHS or other video formats, a large number of which are from French speaking artists. In addition, Archambault Group, through Select Digital, is a digital aggregator of downloadable products with a selection of approximately 135,000 songs available through 196 retailers worldwide.

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 180 retail locations as of December 31, 2013. With the majority of these retail locations offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Book Publishing and Distribution

Through Sogides Group (which is comprised of 18 publishing houses: six in Librex Group Inc., namely Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Publistar and Les Éditions Québec-Livres, six in Groupe l’Homme, namely Les Éditions de l’Homme, Le Jour Éditeur, Utilis, Les Presses Libres, Petit Homme and La Griffe, four in Le Groupe Ville-Marie Littérature inc., namely Les Éditions de l’Hexagone, VLB Éditeur, Typo and Les Éditions La Bagnole, two in Charron Éditeur, namely Éditions La Semaine and Recto/Verso, éditeur) and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2013, we published or reissued a total of 728 titles in paper format and 419 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 200 Québec and European French-language publishers. We distribute French-language books to approximately 3,000 retail outlets in Canada. In addition, Messageries ADP distributes approximately 9,000 digital books.

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

For the year ended December 31, 2013, our Interactive Technologies and Communications segment (including Odopod) generated revenues of $139.2 million and adjusted operating income of $14.4 million. For the year ended December 31, 2012, our Interactive Technologies and Communications segment generated revenues of $145.5 million and adjusted operating income of $9.8 million.

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

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example, Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation requires certain subsidiaries of Quebecor Media, specifically Videotron, to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different categories of products commercialized by companies to which this regulation applies. Starting in 2015, penalties will be imposed upon those companies which fail to achieve the recovery targets set forth in the regulation and will vary as a function of the amount of products commercialized and the actual recovery rates of the company, with potential penalties reaching up to $600,000 annually and with fines for non compliance ranging between $5,000 and $250,000.

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

C - Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of December 31, 2013 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of equity owned directly and indirectly by Quebecor Media and the number on the bottom indicates the percentage of voting rights held).

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

D - Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, (187,592 square feet) in the same building as Quebecor Media’s head office. Videotron also owns several buildings in Montréal, the largest building of which is located at 2155 Pie IX Street in Montréal (approximately 128,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montréal (approximately 72,000 square feet). Videotron leases approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montréal to accommodate staffing growth. Videotron also leases approximately 54,000 square feet in a building located at 4545 Frontenac Street in Montréal and 47,000 square feet in a building located at 888 De Maisonneuve Street in Montréal. In Québec City, Videotron owns a building of approximately 40,000 square feet located at 2200 Jean-Perrin Street where its regional headend for the Québec City region is situated. Videotron also owns or leases a significant number of smaller locations for signal reception sites and customer service and business offices.

News Media

Sun Media’s corporate offices are located at 612 St-Jacques Street, Montreal, Québec, Canada, H3C 4M8, in the same building as Quebecor Media’s head office.

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our newspaper operations. No other single property currently used in our News Media segment exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Islington, Ontario 2250 Islington Avenue	Operations building, including printing plant — Toronto Sun 24 Hours (Toronto)	546,900

Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Journal de Montréal 24 Heures (Montréal)	235,000

London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	146,900

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	90,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Journal de Québec	56,900

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun (leased until 2020)	71,700

Address	Use of Property	Floor Space Occupied (sq. ft.)

Montréal, Québec 4545 Frontenac Street (2)	Operations building — Journal de Montréal	138,200

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	63,000

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	50,700

Television Broadcasting

Our television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard East in a complex of four buildings owned by us which represent a total of approximately 650,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski, and Sherbrooke for local broadcasting and lease space in Longueuil for TVA Publications.

Leisure and Entertainment segment and Interactive Technologies and Communications segment

We generally lease space for the business offices, retail outlets and warehousing activities for the operation of our Leisure and Entertainment segment. Business offices for our Interactive Technologies and Communications operations are also primarily leased.

Liens and charges

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ credit facilities are generally secured by first-ranking charges over all of their respective assets, except for TVA Group credit facilities which are unsecured.

E - Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act

On June 29, 2012, the Government of Canada’s omnibus budget implementation bill (C-38) received Royal Assent. Included in the bill were provisions to exempt telecommunications companies with less than 10% of total Canadian telecommunications market revenues from foreign investment restrictions under the Telecommunications Act. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisition will continue to be exempt from the restrictions.

Ownership and Control of Canadian Broadcast Undertakings

The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron, TVA Group and Sun Media are qualified Canadian corporations.

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

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings and TVA Group’s broadcasting activities are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act, which empowers Industry Canada to establish and administer the technical standards that networks and transmission must comply with, namely, maintaining the technical quality of signals.

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

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Pursuant to Decision CRTC 2010-87, Videotron remains with only 8 cable system licenses.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

On November 27, 2013 the CRTC issued administrative renewals, until August 31, 2015, for the following cable distribution licenses: Gatineau and surrounding areas (Aylmer, Gatineau, Hull), Montreal, Montreal (West), Québec and Terrebonne.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and Category C digital services.

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

Pay-Per-View License

On October 23, 2013, the CRTC published a revised regulatory framework for pay-per-view services. The revised framework simplifies the Commission’s policy and makes it more consistent with the regulatory framework for video-on-demand services, with which pay-per-view services compete. Indigo filed its request for license renewal on February 28, 2014.

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

On July 26, 2012, the CRTC amended the Exemption Order for new media broadcasting undertakings. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following :

•

A “no head start” rule, where the CRTC expects that digital media broadcasting undertakings that intend to provide exclusive access to programming in a manner that restricts access based on a consumer’s specific mobile or retail Internet access service will provide other digital media broadcasting undertakings with appropriate notice in order to allow these undertakings to exercise their options;

•

A provision to preclude undertakings operating under that exemption order from providing exclusive access to programming designed primarily for conventional television, specialty, pay or VOD services in situations where such access to the programming was restricted on the basis of a consumer’s specific mobile or retail Internet access service;

•

A standstill rule whereby an undertaking that was in a dispute with another undertaking concerning the terms of carriage of programming or any right or obligation under the Broadcasting Act would be required to continue providing or distributing the service that was subject to the dispute on the same terms and conditions that prevailed before the dispute; and

•	A dispute resolution mechanism.

Copyright Board Proceedings

Certain copyrights in radio, television, Internet and pay audio content are administered collectively by copyright societies according to tariffs set by the Copyright Board of Canada (the “Copyright Board”). Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

For the period 2009-2013, the royalties have been set to between $0.48 and $0.98 per customer per month depending on the number of customers receiving the signal. The new tariff has been homologated after negotiation between the industry and collectives. The collective societies are demanding substantive increases for 2014 onwards (more than 7%). The proposed tariff has been opposed.

Royalties for the Transmission of Pay and Specialty Services

In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication.” Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

Royalties for Commercial Television and Specialty Services for Communication to the Public

Tariffs 2A and 17 of the SOCAN require the payment of a royalty to SOCAN by the commercial television stations and by the specialty services in compensation for the right to communicate to the public by telecommunication in Canada the musical works forming part of SOCAN’s repertoire and contained in the audiovisual works broadcast. The tariffs represent a percentage of the gross income of the stations and services. In January 1998, the Copyright Board reduced the applicable rate from 2.1% to 1.9%, and fixed a “modified blanket license”, allowing television stations to “withdraw” from the standard blanket license regarding certain broadcasts.

For the period from 2009 to 2013, SOCAN Tariffs 2A and 17 represent respectively 1.9% of the gross income of the relevant channels, according to the definitions of the applicable regulations, subject to the exceptions and special conditions of application of the Tariffs and to sharing of the fees related to Tariff 17 with the broadcasting distribution undertakings distributing the specialty channels. For the proposed Tariffs 2A and 17 of 2014, which included increases, the proposed rates have been opposed.

Webcasting of SOCAN’s repertoire is governed by Tariff 22 D 1, which represents 1.9% of the gross income coming from this platform, subject to the exceptions and special conditions of application of the Tariff. The proposed increase for 2014 has been opposed.

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2014 that proposes to maintain those rates.

For its part, Re:Sound filed a proposed Pay Audio Tariff for the period 2012-2014 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. The proposed rates have been opposed.

Royalties by Online Music Services

Archambault Group operates an online music streaming service, known as archambault.ca, with per-track fees and an online music streaming service known as Zik.ca. In 2007, the Copyright Board rendered two decisions on the tariffs proposed by, on one hand, CMRRA-SODRAC Inc. (CSI), an umbrella organization formed by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Société du droit de reproduction des auteurs, compositeurs et éditeurs du Canada Inc. (SODRAC), for the royalties to be paid by online music services for the reproduction of musical works in CSI’s repertoire (CSI Tariff) and, on the other hand, SOCAN for the royalties to be paid for the public performance of musical works in SOCAN’s repertoire (SOCAN Tariff) for the purposes of communicating and transmitting the musical works in a file to consumers in Canada via the Internet and authorizing consumers in Canada to further reproduce the musical work for their own private use.

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

In July 2012, the Supreme Court of Canada issued decisions in five copyright cases in which the court ruled that songwriters and music publishers (represented by SOCAN) are not entitled to royalties for certain downloads and samples. Pursuant to those rulings, the industry has filed a lawsuit seeking a refund of the royalties paid and the annulment of Tariff 24. It is expected that this matter will continue to be litigated.

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

Tangible Benefits

On October 21, 2013, the CRTC announced that it wished to undertake a review of the regulatory framework governing tangible benefits and the manner of determining the value of the transaction. Among other things, the CRTC seeks comment on its preliminary view that at least 80% of tangible benefits for television services should be allocated to specific third-party funds (80% to the Canada Media Fund and 20% to a certified independent production fund) and that the allocation of no more than 20% of tangible benefits should be left to the discretion of the purchaser. The interventions were filed on January 13, 2014 and the replies were filed on January 28, 2014. A decision should be issued by the CRTC in 2014.

Standard Clauses for Non-Disclosure Agreements

On October 31, 2013, the CRTC published two distinct policies regarding the standard clauses for non-disclosure agreements and the provisions governing the conduct of audits of subscriber information held by broadcasting distribution undertakings.

Thus, the CRTC decided to establish standard non-disclosure clauses and will require undertakings that negotiate or commit to distribution relationships to sign non-disclosure agreements containing these clauses in order to counter inappropriate use of information regarding the competition.

Provisions Governing the Conduct of Audits of Subscriber Information Held by Broadcasting Distribution Undertakings

The revised policy on audits of subscriber information clarifies the manner in which audits are conducted by programming undertakings to ensure a proper verification of the subscriber information held by broadcasting distribution undertakings.

Renewal of TVA’s Licenses

Following the public hearing held by the CRTC with regards to the renewal of TVA’s licenses (TVA network and associated conventional television stations, along with several TVA specialty services), the CRTC published, on April 26, 2012, the Broadcasting Decision CRTC 2012-242 including, notably, the following determinations:

•

The Commission imposed a condition of license to the effect that TVA shall, in each broadcast year, devote to the acquisition of or investment in Canadian programming at least 80% of the current broadcast year’s programming expenditures of the network and all conventional television stations of TVA. Moreover, the CRTC did not consider it necessary to impose a condition of license with respect to either the broadcast of priority programs or to programs of national interest (PNI).

•

The CRTC chose to continue to require for the local TVA station in Québec City, that, of the 18 hours of local programming per broadcast week, 9 hours must focus specifically on the Québec region, including the 5 hours and 30 minutes of local newscasts (including two newscasts on weekends). The CRTC deemed it unnecessary that the remaining 3 hours and 30 minutes be broadcast exclusively in the local Québec market and considered that it may be broadcast on the TVA network.

•	The CRTC chose to maintain the current Canadian programming expenditures (CPE) requirement for Addik TV at 40% of its revenues of the previous year.

The conditions of license came into force on September 1, 2012 and will remain applicable until August 31, 2015.

Regulatory Framework Governing Canadian News Services

On August 8, 2013, while denying the application for mandatory distribution of Sun News, the CRTC issued a call for comments on the terms and conditions of distribution of Canadian Category C national news specialty services: LCN, RDI, Sun News, CBC News and CTV News. On December 19, 2013, the CRTC set out its decision regarding the regulatory framework adopted for the distribution of these services. This framework is implemented via an order and has the purpose of reducing the gap between Canadian news services and foreign news services that seem to benefit from better distribution conditions. The CRTC therefore ordered the licensees of broadcasting distribution undertakings to distribute all the Canadian Category C national news specialty services according to certain terms and conditions as of March 19, 2014 and to comply with the new regulatory framework as of May 20, 2014.

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

The issuance of licenses for the use of radio frequency spectrum in Canada is administered by Industry Canada under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Our AWS licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight. Our 700 MHz license, for which we were declared the provisional auction winner on February 19, 2014, will have a term of 20 years, beginning on the date at which we have completed payment and eligibility documentation requirements. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by the Minister of Industry Canada following a public consultation.

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

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Videotron’s agreement with Hydro-Québec, the most significant of them, expired in December 2012. Negotiations are under way toward renewing this agreement.

On December 2, 2010, the CRTC issued a decision revising the large ILECs’ support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in Videotron’s operating territory. However, radical changes in rating methodology were rejected. A follow-on proceeding and related negotiations also resulted in users of support structures, including Videotron, agreeing to pay for the use of ancillary structures, namely service poles. We do not expect these changes to have a material impact on Videotron’s network cost structure.

Right to Access to Municipal Rights-of-Way

Pursuant to sections 42, 43 and 44 of the Telecommunications Act, the CRTC possesses certain construction and expropriation powers related to the installation, operation and maintenance of telecommunication facilities. In the past, most notably in Telecom Decision CRTC 2001-23 (the “Ledcor Decision”), the Commission has used these powers to grant Canadian carriers access to municipal rights-of-way under terms and conditions set out in a municipal access agreement.

On September 23, 2011, the CRTC initiated a public proceeding to consider the development of a model agreement for access by Canadian carriers to municipal rights-of-way, such as street crossings and other municipal property. As part of this proceeding, an ad hoc working group, including representatives from Canadian municipalities and the telecommunication industry, was tasked with developing a model agreement based on the principles established in the Ledcor Decision.

On November 21, 2013, the CRTC issued its ruling in this proceeding in the form of Telecom Decision CRTC 2013-618. This ruling approved a partial model agreement incorporating consensus recommendations from the ad hoc working group on matters such as the use of rights-of-way, permitting practices and the manner of work. At the same time, the Commission declined to rule on a series of non-consensus items including the treatment of incorrectly located equipment, indemnification clauses, the definition of causal costs and the reimbursement of collocation costs. In declining to rule on these items, the CRTC stated its expectation that they be negotiated between individual carriers and municipalities. Should negotiations fail, the Commission retains the power to resolve disputes.

Videotron has outstanding disputes with several Québec municipalities related to the use of municipal rights-of-way. Should these disputes not be resolved to the mutual satisfaction of the parties, and should they be referred to the CRTC for resolution, the outcome of which could have a material impact on Videotron’s costs for municipal access for its wireline facilities.

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

In a decision dated November 15, 2011, the CRTC made substantial changes to the practices that may be employed by incumbent telephone companies and cable operators to bill third parties for the access to and use of their underlying networks. The objective of these changes was to grant third parties greater flexibility to bring pricing discipline, innovation and consumer choice to the retail Internet service market. The new rules, which entered into force on February 1, 2012, required Videotron to replace its former end-user usage-based billing model by a new aggregate capacity-based billing model, for the vast majority of Videotron’s third party customers. On February 21, 2013, the CRTC ruled on a series of disputes related to the new wholesale regime. These rulings did not fundamentally alter the nature of the new regime.

In a notice of consultation issued on October 15, 2013, the CRTC initiated a comprehensive review of wholesale services and associated policies. Among the issues to be considered in this proceeding are whether to extend mandatory wholesale high-speed access services to include fibre-to-the-premises (FTTP) services, or alternatively whether the Commission should forbear from regulating any existing wholesale services, as well as the approaches and principles the Commission relies on to set rates for wholesale services. A public hearing on these matters is scheduled to begin on November 24, 2014 and a ruling is expected by April 2015. As a result of this proceeding, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE A mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions have been lifted for companies that initially have a market share of less than 10% of the Canadian telecommunications market.

•	Spectrum caps will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies will be improved and extended.

•	Obligations will be imposed on 700 MHz license holders to ensure advanced wireless services are quickly delivered to rural Canadians.

On March 7, 2013, the Government of Canada announced the final rules for the upcoming 700 MHz spectrum auction. In so doing, it acted to maintain the pro-competitive policy framework it had previously announced in March 2012, notably as it relates to the use of spectrum caps and the strengthening of mandatory roaming and tower sharing rules. We participated in the auction and on February 19, 2014 were declared the provisional winner of a package of seven spectrum licenses for a final price of $233.3 million. Eligibility documentation and payment equal to 20% of the final price was submitted to Industry Canada on March 5, 2014. Payment equal to the remaining 80% of the final price must be submitted by April 2, 2014.

On January 10, 2014, the Government of Canada announced the final rules for the upcoming 2500 MHz spectrum auction, which is scheduled to begin on April 14, 2015. Videotron will be studying the detailed auction format and rules in depth and will be setting its auction strategy accordingly. The deadline to participate in the auction is November 27, 2014.

On March 7, 2013, Industry Canada also released the text of its revisions to the mandatory roaming and antenna tower and site sharing rules. These rules were put in place subsequent to the 2008 AWS auction in order to facilitate competitive entry into the wireless sector, among other objectives. Among the revisions that were adopted are: an indefinite extension of the obligation to offer both in-territory and out-of-territory roaming services on commercial terms; measures to improve transparency and information exchange related to tower sharing; and measures to streamline the arbitration process in the event of disputes.

In addition, on June 28, 2013, Industry Canada published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when Videotron exercises its option to sell its Toronto AWS license to Rogers under the Rogers LTE Agreement.

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

The new Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges.

On December 12, 2013 the CRTC initiated a proceeding to consider whether or not there is a situation of unjust discrimination or undue preference with respect to inter-carrier wireless roaming arrangements in Canada and, if so, what remedies would be appropriate. Initial and reply submissions have been filed on January 29 and February 10, 2014 respectively, and a decision is expected in June 2014. On February 20, 2014, the Commission also initiated a broader proceeding to determine whether the wholesale mobile wireless services market is sufficiently competitive and whether greater regulatory oversight, including mandating access to any existing or potential wholesale mobile wireless service, would be appropriate. In this regard, the Commission will examine the market conditions for wholesale roaming and wholesale tower and site sharing, as well as the market conditions for other wholesale mobile wireless services. A public hearing on these matters is scheduled to begin on September 29, 2014 and a ruling is expected by February 2015.

On December 18, 2013 the Minister of Industry (Canada) announced that the Government will introduce an amendment to the Telecommunications Act that will put a cap on domestic wireless roaming rates, preventing wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. This measure will be in place until such time as the CRTC makes a decision on roaming rates. The Minister of Industry (Canada) also announced that the Government will amend both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

The remedies or measures that result from the CRTC’s roaming or wholesale wireless proceedings or the Government’s proposed legislative amendments could have an impact on Videotron’s cost structure for domestic roaming or tower sharing and hence on Videotron’s competitiveness in the wireless market.

Municipal Siting Processes for Wireless Antenna Systems

On February 28, 2013, the Canadian Wireless Telecommunications Association, of which Videotron is a member, and the Federation of Canadian Municipalities signed a joint protocol on the siting process for wireless antenna systems. The protocol establishes a more comprehensive notification and consultation process than current regulations, and emphasizes the need for meaningful pre-consultation to ensure local land use priorities and sensitivities are fully reflected in the location and design of new antenna systems. Telecommunications carriers have agreed for the first time to notify municipalities of all antennas being installed before their construction, regardless of height, and to undertake full public consultation for towers under 15 meters—whenever deemed necessary by the municipality.

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

On February 5, 2014, the Minister of Industry (Canada) announced that its department will be making changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. While these changes appear to be largely consistent with the joint protocol cited above, the detailed text of the changes is not yet available, and as a result we are not yet able to assess what impact they may have on Videotron’s ability to gain timely approval for new tower installations.

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

OVERVIEW

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing, production and distribution of printing products, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production, distribution and streaming, production of shows and events, new media services, video game development, out of home advertising, a Quebec Major Junior Hockey League (“QMJHL”) team and sporting and cultural events management. Through its Videotron Ltd. (“Videotron”) subsidiary, Quebecor Media is a premier cable and mobile communications service provider. Through its activities, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services and business solutions; newspaper advertising, circulation and Internet/portal services; television broadcasting, advertising, distribution and subscription; book and magazine publishing and distribution; retailing, distribution (physical and digital distribution) and production of music products (CDs, DVDs and Blu-ray discs, musical instruments, music recording and live event promotion and production); and rental and sale of videos and games.

The major components of Quebecor Media’s subsidiaries’ costs are comprised of employee costs and purchase of goods and services costs, which include royalties, rights and creation costs, cost of retail products, marketing, circulation and distribution expenses, service and printing contracts, and paper, ink and printing supplies.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications.

Since the third quarter of 2013, financial data for the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) has been presented in the Leisure and Entertainment segment instead of the Telecommunications segment. Since the fourth quarter of 2013, financial data for the Quebecor Media Out of Home division has been presented in the Broadcasting segment instead of the News Media segment. Accordingly, the Corporation’s segmented financial data for prior periods have been restated to reflect those changes.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth, due to the penetration rates currently reached.

The Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its network, the launch and expansion of new or additional services to support growth in its customer base and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure upgrade, as well as costs relating to advancements in Internet access and high-definition television (“HDTV”). Moreover, the demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further increase in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Telecommunications segment may have to acquire additional spectrum, as available, in order to address this increased demand.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the News Media segment in particular, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Québec, Ontario and Alberta.

In the News Media segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, the traditional run of press advertising for major multimarket retailers has been declining over the past few years due to consolidation in the retail industry, combined with a shift in marketing strategy toward other media. In order to respond to such competition, the News Media operations continue to develop their Internet presence through branded websites, including French- and English-language portals and specialized sites.

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

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2013.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2013

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

On May 1, 2011, Canoe Inc. (“Canoe”) was wound up and its operations integrated into Sun Media Corporation.

On January 1, 2011, Osprey Media Publishing Inc. was wound up and its operations integrated into Sun Media Corporation.

DISCONTINUED OPERATIONS

On December 5, 2013, Quebecor Media announced the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., for a cash consideration of $75.0 million. The transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While it is under review, Sun Media Corporation continues publishing the weeklies in question. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

Quebecor Media sold its specialized website Jobboom on June 1, 2013 for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million, and on November 29, 2013, Quebecor Media sold its specialized website Réseau Contact for a cash consideration of $7.1 million, net of disposed-of cash in the amount of $0.4 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segment operating results.

HIGHLIGHTS SINCE END OF 2012

•	Quebecor Media’s sales increased by $28.3 million (0.7%) to $4.28 billion in 2013, mainly because of 4.4% revenue growth in the Telecommunications segment.

•

On May 8, 2013, Robert Dépatie, President and Chief Executive Officer of Videotron Ltd. (“Videotron”) since 2003, took the reins from Pierre Karl Péladeau as President and Chief Executive Officer of Quebecor and of Quebecor Media. Manon Brouillette was named President and Chief Operating Officer of Videotron. On the same date, Pierre Karl Péladeau became Chairman of the Board of Quebecor Media and of TVA Group, replacing Serge Gouin, who retired, and Vice Chairman of the Board of Quebecor.

•

Following his decision to enter politics and run as a candidate, Pierre Karl Péladeau resigned from all his positions with Quebecor and its subsidiaries on March 9, 2014. Subsequently, Sylvie Lalande was appointed Chairperson of the Board of TVA Group on March 10, 2014 and Françoise Bertrand was appointed Chairperson of the Board of Quebecor Media on March 12, 2014. Robert Dépatie became a director of Quebecor, Quebecor Media and TVA Group on March 12, 2014.

•

On July 8, 2013, Aldo Giampaolo was appointed President and Chief Executive Officer of Quebecor Media Entertainment & Sports Group. Mr. Giampaolo has extensive expertise in the management of large-scale events and major venues for sporting and cultural events.

•

On August 26, 2013, Caroline Roy became Vice President, Development and Strategy, of QMI Digital, a division that serves as a digital technology centre of expertise with a strong focus on research and development.

•

In 2013, the Corporation performed impairment tests on the News Media, Music and Books cash generating units (“CGUs”), which continue to be negatively impacted by the shift toward digital, as well as by challenging market conditions in their respective industries. Accordingly, the Corporation recognized a $281.3 million total non-cash impairment charge with respect to goodwill, mastheads and customer relationships.

Telecommunications

•	In 2013, the Telecommunications segment grew its revenues by $114.0 million (4.4%) and its adjusted operating income by $81.1 million (6.7%).

•

In 2013, revenue increases were recorded in all of Videotron’s main services: mobile telephony ($49.1 million or 28.6%), Internet access ($45.9 million or 5.9%), cable telephony ($18.9 million or 4.2%), and cable television ($11.0 million or 1.0%).

•	The net increase in revenue-generating units[1] was 122,700 in 2013, compared with 221,800 in 2012. Videotron passed the 5-million revenue-generating unit mark in 2013.

•

On February 19, 2014, Industry Canada announced that Videotron was the successful bidder for seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people.

•

At the end of 2013, Videotron’s Club illico subscription video on demand service, which carries the largest selection of unlimited on-demand French-language titles in Canada, had more than 58,000 subscribers. The service was launched in late February 2013.

•

On May 29, 2013, Videotron and Rogers Communications Partnership (“Rogers”) announced a 20-year agreement to build out and operate a shared LTE mobile network in the Province of Québec and in the Ottawa region. Under this agreement, Videotron and Rogers will share the deployment and operating costs. Videotron will maintain its business independence, including its product and service lines, billing systems and customer databases. As well, the parties to the transactions will provide each other with services over a 10-year period, for which Videotron will receive $93.0 million in total and Rogers $200.0 million in total. In addition to the network sharing agreement, and subject to regulatory approvals, Videotron has had the option, since January 1, 2014, to sell its unused Advanced Wireless Services (“AWS”) spectrum licence in the Toronto region for a price of $180.0 million.

News Media

•	The News Media segment’s adjusted operating income decreased by $7.4 million (-7.0%) in 2013.

•

On December 19, 2013, Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and was discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014.

•

In 2013, Sun Media Corporation announced a number of restructuring initiatives to secure its news properties’ long-term positioning on all distribution platforms, including digital. These initiatives entailed the elimination of 560 positions, the closing of 8 publications and 3 free urban newspapers – the 24 Hours papers in Ottawa, Calgary and Edmonton – along with a series of efforts to enhance operational efficiencies. The total cost of these measures is estimated at $9.0 million. The initiatives are expected to yield total annual savings of approximately $67.0 million. Sun Media Corporation intends to continue making investments and expanding its value-added content offerings on print and digital platforms.

Broadcasting

•

The Broadcasting segment’s adjusted operating income increased by $12.0 million (35.9%) in 2013 to $45.4 million, reflecting the favourable impact of a retroactive adjustment to royalties for distant signal retransmission for the years 2009 to 2013, the decrease in the adjusted operating loss of SUN News, as well as the positive impact of restructuring initiatives introduced in the second quarter of 2013.

•

On November 26, 2013, Quebecor announced an agreement with Rogers Communications and the National Hockey League (“NHL”) whereby TVA Sports will become the NHL’s official French-language broadcaster in Canada. The 12-year agreement will begin with the 2014-15 season. Among other things, TVA Sports obtains broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events. TVA Sports thereby becomes a major player in sports broadcasting in Québec.

•

On July 18, 2013, TVA Group announced the acquisition of Les Publications Charron & Cie inc. (“Les Publications Charron & Cie”), publisher of La Semaine magazine, and of Charron Éditeur inc. (“Charron Éditeur”), which was subsequently sold to Sogides Group Inc. (“Sogides”), a subsidiary in the Leisure and Entertainment segment. The acquisition was part of TVA Group’s strategy to remain the Québec market leader in magazine publishing.

•

On June 5, 2013, TVA Group announced a restructuring plan designed to maintain its leadership position in Québec, safeguard the quality of its content and support future investments in view of the challenging business environment for media advertising revenues. The plan, which affected all segments of TVA Group, included the elimination of approximately 90 positions, or 4.5% of its total workforce.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

•

The television show La Voix posted excellent ratings throughout its run from January 20 to April 14, 2013. The weekly gala attracted an average audience of more than 2.6 million and an average audience share of more than 57%. The creation of value-added multiplatform content around this high-quality television program illustrates Quebecor’s successful convergence strategy, which benefits all its media properties.

Other segments

•

On May 24, 2013, Quebecor announced the acquisition of Event Management Gestev inc. (“Gestev”), a Québec City sports and cultural events manager. Gestev was founded in 1992 and has produced numerous high-profile events such as the Red Bull Crashed Ice extreme race, the Vélirium (International Mountain Bike Festival and World Cup), the Transat Québec Saint-Malo sailing race, Sprint Québec (FIS Cross-Country World Cup), and the Snowboard Jamboree (including the FIS Snowboard World Championships).

Financing activities

The following financial operations were carried out in 2013.

•

On June 17, 2013, Videotron announced the closing of the offering and sale of 5.625% Senior Notes, maturing on June 15, 2025, in the aggregate principal amount of $400.0 million, for net proceeds of $394.8 million. It was the first issue of high-yield 12-year Notes on the Canadian market. Strong demand enabled Videotron to increase the size of the placement on favourable terms.

•

On July 2, 2013, Videotron used the proceeds from its placement of 5.625% Senior Notes maturing on June 15, 2025 to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of its outstanding 9.125% Senior Notes, issued on April 15, 2008 and maturing in April 2018, and to settle the related hedges.

•

On August 29, 2013, Quebecor Media issued a US$350 million senior secured term loan “B” at a price of 99.50% for net proceeds of $358.4 million. This term loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

On August 30, 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and maturing in March 2016, and settled the related hedges.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income (loss) from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor Inc. (“Quebecor”), considers the media segment as a whole and uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net (loss) income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2013 and 2012 presented in Table 2 below is derived from the unaudited consolidated statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted operating income measure used in this report to the net (loss) income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2013	2012	2011	2013	2012
Adjusted operating (loss) income:
Telecommunications	$1,284.8	$1,203.7	$1,073.6	$322.4	$304.8
News Media	97.7	105.1	142.5	44.6	37.4
Broadcasting	45.4	33.4	47.3	16.7	15.1
Leisure and Entertainment	16.6	25.1	38.3	7.5	8.6
Interactive Technologies and Communications	14.4	9.8	7.9	4.8	3.4
Head Office	—	5.0	3.0	(1.8)	0.4

	1,458.9	1,382.1	1,312.6	394.2	369.7
Amortization	(662.2)	(594.9)	(507.5)	(169.3)	(166.1)
Financial expenses	(362.8)	(337.5)	(319.6)	(87.2)	(94.9)
(Loss) gain on valuation and translation of financial instruments	(244.4)	136.9	52.0	(32.1)	(94.9)
Restructuring of operations, impairment of assets and other special items	(29.9)	(28.5)	(29.3)	(16.0)	(0.7)
Impairment of goodwill and intangible assets	(281.3)	(186.0)	—	—	—
Loss on debt refinancing	(18.9)	(6.3)	(4.0)	—	(8.7)
Income taxes	(31.1)	(130.4)	(141.4)	(26.8)	6.3
Income (loss) from discontinued operations	19.3	(3.7)	14.8	2.4	2.4

Net (loss) income	$(152.4)	$231.7	$377.6	$65.2	$13.1

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 9 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2013/2012 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.28 billion, a $28.3 million (0.7%) increase.

•	Revenues increased in Telecommunications ($114.0 million or 4.4% of segment revenues) and Broadcasting ($1.3 million or 0.3%).

•	Revenues decreased in News Media ($91.3 million or -10.4%), Leisure and Entertainment ($12.7 million or -4.1%) and Interactive Technologies and Communications ($6.3 million or -4.3%).

Adjusted operating income: $1.46 billion, a $76.8 million (5.6%) increase.

•

Adjusted operating income increased in Telecommunications ($81.1 million or 6.7% of segment adjusted operating income), Broadcasting ($12.0 million or 35.9%) and Interactive Technologies and Communications ($4.6 million or 46.9%).

•	Adjusted operating income decreased in Leisure and Entertainment ($8.5 million or -33.9%) and News Media ($7.4 million or -7.0%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.4 million unfavourable variance in the stock-based compensation charge in 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $4.8 million unfavourable variance in the Corporation’s stock-based compensation charge in 2013.

Net loss attributable to shareholders: $159.6 million in 2013, compared with net income attributable to shareholders of $234.6 million in 2012, a $394.2 million unfavourable variance.

•	The unfavourable variance was due primarily to:

•	$381.3 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$95.3 million unfavourable variance related to the charge for impairment of goodwill and intangible assets;

•	$67.3 million increase in amortization charge;

•	$25.3 million increase in financial expenses;

•	$12.6 million unfavourable variance in losses on debt refinancing.

Partially offset by:

•	$76.8 million increase in adjusted operating income;

•	$23.0 million favourable variance in income from discontinued operations, resulting mainly from the gains on disposal of Jobboom and Réseau Contact.

Amortization charge: $662.2 million in 2013, a $67.3 million increase essentially due to the impact of the significant capital expenditures made since 2011 in the Telecommunications segment, including amortization of capital expenditures related to cable Internet access services and modernization of the wired network, plus the impact of promotional strategies focused on equipment leasing.

Financial expenses: $362.8 million, a $25.3 million increase due mainly to higher indebtedness resulting from the leveraged repurchase in October 2012 of Quebecor Media shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of Caisse de dépôt et placement du Québec (“the Caisse”). This factor was partially offset by the impact of lower interest rates on long-term debt as a result of debt refinancing at more advantageous rates.

Loss on valuation and translation of financial instruments: $244.4 million in 2013 compared with a $136.9 million gain in 2012. The $381.3 million unfavourable variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates, and credit premiums implicit in the adjusted prices of the underlying instruments. The variance was also due to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013 and the Quebecor Media Senior Notes redeemed on August 30, 2013.

Charge for restructuring of operations, impairment of assets and other special items: $29.9 million in 2013 compared with $28.5 million in 2012.

•

In 2013, a $9.2 million net charge for restructuring of operations was recorded in the News Media segment, mainly related to staff-reduction programs ($30.9 million in 2012). A $7.5 million charge for impairment of certain assets was also recorded in 2012 in connection with those restructuring initiatives.

•

In December 2013, the Corporation announced its decision to discontinue door-to-door distribution of weekly newspapers and flyers in Québec as of January 2014. Accordingly, the News Media segment recorded an $8.3 million restructuring charge.

•

The Broadcasting segment recorded a $2.9 million restructuring charge in 2013 ($0.1 million in 2012) in connection with staff reductions and a $2.1 million asset impairment charge. A $12.9 million gain on disposal of businesses was recorded in 2012 in the Broadcasting segment as a result of the sale by TVA Group of its interest in the specialty channels mysteryTV and The Cave.

•	The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $7.4 million in 2013 ($2.9 million in 2012).

Charge for impairment of goodwill and intangible assets: $281.3 million in 2013 compared with $186.0 million in 2012, a $95.3 million unfavourable variance.

•

In the third quarter of 2013, Quebecor Media performed impairment tests on the News Media, Books and Music CGUs, which continue to be affected by the migration toward digital distribution platforms and by challenging market conditions in their respective industries. Quebecor Media concluded that the recoverable amount based on value in use or on fair value less disposal costs was less than the carrying amount of these CGUs. Accordingly, the following goodwill impairment charges were recorded:

•

the News Media segment recorded a $204.5 million non-cash goodwill impairment charge without any tax consequences ($129.5 million in 2012) and a $56.0 million non-cash impairment charge on mastheads and customer relationships, including $14.0 million without any tax consequences ($30.0 million in 2012, including $7.0 million without any tax consequences);

•

the Leisure and Entertainment segment recorded non-cash goodwill impairment charges without any tax consequences in the amount of $8.9 million in its Music CGU ($12.0 million in 2012) and $11.9 million in its Books CGU (nil in 2012).

•

As well, the costs of magazine publishing operations were adversely affected by new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities. Accordingly, the Corporation reviewed its business plan for the segment and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was therefore recorded in 2012.

Loss on debt refinancing: $18.9 million in 2013 compared with $6.3 million in 2012, a $12.6 million unfavourable variance.

•

On July 2, 2013, Videotron redeemed its outstanding 9.125% Senior Notes in the aggregate principal amount of US$380.0 million, issued on April 15, 2008 and maturing in April 2018, and settled the related hedges. On August 30, 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued in January 2006 and maturing in March 2016, and settled the related hedges. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in 2013, including a $14.5 million gain previously recorded in “Other comprehensive income.”

•

In 2012, Videotron redeemed all of the 6.875% Senior Notes issued in October 2003 and November 2004, and maturing in January 2014, in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$580.0 million principal amount of its 7.75% Senior Notes, issued in January 2006 and October 2007, and maturing in March 2016, and settled some of the related hedges. Finally, Quebecor Media prepaid the outstanding balance of its term loan “B” credit facility for a cash consideration of $153.9 million and settled the related hedges in January 2013. The transactions generated a total $6.3 million loss on debt refinancing.

Income tax expense: $31.1 million (effective tax rate of 31.5%) in 2013, compared with $130.4 million (effective tax rate of 24.7%) in 2012. The effective tax rate is calculated considering only taxable and deductible items.

•	The $99.3 million favourable variance in the income tax expense was mainly due to the decrease in pre-tax income.

•

The increase in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments and on the loss on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,742,500 homes and businesses. In addition to analog cable television and digital cable television (“illico Digital TV”) services, Videotron offers Internet access, cable telephony and advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephony, high-speed data transmission, Internet access, hosting, and cable television services.

2013 operating results

Revenues: $2.71 billion, a $114.0 million (4.4%) increase.

•

Combined revenues from all cable television services increased $11.0 million (1.0%) to $1.09 billion, due primarily to higher revenues from the leasing of digital set-top boxes, increased subscriptions to the HDTV service and increased pay-per-view orders, partially offset by the impact of the net decrease in the customer base.

•

Revenues from Internet access services increased $45.9 million (5.9%) to $818.4 million. The favourable variance was mainly due to customer growth, higher revenues from Internet access resellers, increased usage and other related revenues.

•	Revenues from cable telephony service increased $18.9 million (4.2%) to $473.8 million, primarily as a result of customer growth, increases in some rates and growth in the number of business lines.

•	Revenues from mobile telephony service increased $49.1 million (28.6%) to $220.7 million, essentially due to customer growth.

•	Revenues from Videotron Business Solutions decreased $1.4 million (-2.2%) to $63.5 million.

•

Revenues from equipment sales to customers decreased $6.9 million (-15.9%) to $36.5 million, mainly because of campaigns promoting cable television equipment leasing, partially offset by increased revenues from mobile telephony equipment.

•	Other revenues were down $2.5 million (-22.3%) to $8.7 million.

ARPU: $118.03 in 2013 compared with $111.57 in 2012, a $6.46 (5.8%) increase.

Customer statistics

Revenue-generating units – As of December 31, 2013, the total number of revenue-generating units stood at 5,040,000, an increase of 122,700 (2.5%) in 2013 compared with an increase of 221,800 in 2012 (Table 3). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 29,900 (-1.6%) in 2013 (compared with a decrease of 6,500 in 2012) (Table 3). As of December 31, 2013, Videotron had 1,825,100 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,742,500 homes and businesses passed by Videotron’s network as of the end of December 2013, up from 2,701,200 one year earlier) was 66.5% versus 68.7% a year earlier.

•

As of December 31, 2013, the number of subscribers to the illico Digital TV service stood at 1,531,400, an increase of 46,800 or 3.2% in 2013, compared with an increase of 83,800 in 2012. As of December 31, 2013, illico Digital TV had a household and business penetration rate of 55.8% versus 55.0% a year earlier.

•	The customer base for analog cable television services decreased by 76,700 (-20.7%) in 2013 (compared with a decrease of 90,300 in 2012), partly as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,418,300 at December 31, 2013, an increase of 30,600 (2.2%) in 2013, compared with an increase of 55,200 in 2012 (Table 3). At December 31, 2013, Videotron’s cable Internet access services had a household and business penetration rate of 51.7%, compared with 51.4% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,286,100 at December 31, 2013, an increase of 21,200 (1.7%) in 2013, compared with an increase of 59,600 in 2012 (Table 3). At December 31, 2013, the cable telephony service had a household and business penetration rate of 46.9% versus 46.8% a year earlier.

Mobile telephony service – As of December 31, 2013, the number of subscriber connections to the mobile telephony service stood at 503,300, an increase of 100,700 (25.0%) in 2013, compared with an increase of 112,000 in 2012 (Table 3).

Table 3

Telecommunications segment year-end customer numbers (2009-2013)

(in thousands of customers)

	2013	2012	2011	2010	2009

Cable television:
Analog	293.7	370.4	460.7	592.0	692.9
Digital	1,531.4	1,484.6	1,400.8	1,219.6	1,084.1

	1,825.1	1,855.0	1,861.5	1,811.6	1,777.0
Cable Internet	1,418.3	1,387.7	1,332.5	1,252.1	1,170.6
Cable telephony	1,286.1	1,264.9	1,205.3	1,114.3	1,014.0
Mobile telephony[1]	503.3	402.6	290.6	136.1	82.8
Internet over wireless	7.2	7.1	5.6	2.3	–

Total (revenue-generating units)	5,040.0	4,917.3	4,695.5	4,316.4	4,044.4

[1]	Thousands of connections

Adjusted operating income: $1.28 billion, an $81.1 million (6.7%) increase.

•	The increase in adjusted operating income was mainly due to:

•	impact of higher revenues;

•	adjustment to provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) licence fees to align with the CRTC’s billing period.

Partially offset by:

•	increases in some operating expenses, mainly related to engineering costs and customer support costs;

•	$4.0 million increase in stock-based compensation charge.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 52.6% in 2013 compared with 53.7% in 2012.

•	The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues) and impact of adjustment to CRTC licence fees.

Cash flows from operations

Cash flows from segment operations: $699.2 million in 2013, compared with $465.5 million in 2012 (Table 4).

•

The $233.7 million increase was primarily due to a $147.0 million decrease in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting lower investment in the 4G network and in cable network modernization, as well as the $81.1 million increase in adjusted operating income.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2013	2012

Adjusted operating income	$1,284.8	$1,203.7
Additions to property, plant and equipment	(546.8)	(669.5)
Additions to intangible assets	(51.6)	(75.9)
Proceeds from disposal of assets	12.8	7.2

Cash flows from segment operations	$699.2	$465.5

News Media

In Quebecor Media’s News Media segment, Sun Media Corporation operates Canada’s largest newspaper chain, counting both paid and free circulation, according to corporate figures. As of December 31, 2013, Sun Media Corporation was publishing 36 paid-circulation dailies and 3 free dailies, including newspapers in 8 of the 10 largest urban markets in the country. It also publishes 141 community weeklies, magazines, weekly buyers’ guides, farm publications, and other specialty publications. According to corporate figures, the aggregate circulation of the News Media segment’s paid and free newspapers was approximately 10.5 million copies per week as of December 31, 2013. Sun Media Corporation holds a 51% interest in the English-language news and opinion specialty channel SUN News, launched in April 2011 in partnership with TVA Group, which holds 49%.

Sun Media Corporation’s newspapers disseminate information in traditional print form as well as through 8 urban daily newspaper portals (journaldemontreal.com, journaldequebec.com, ottawasun.com, torontosun.com, lfpress.com, winnipegsun.com, edmontonsun.com and calgarysun.com) and more than 150 portals for community newspapers, free dailies, magazines and specialty information. The Canoe network also operates a number of sites, including canoe.ca, canoe.tv and yourlifemoments.ca, as well as the e-commerce sites micasa.ca (real estate) and autonet.ca (automobiles). The News Media segment’s portals log over 9.6 million unique visitors per month in Canada, including 5.1 million in Québec (according to comScore Media Metrix® figures for December 2013).

The News Media segment also includes the QMI Agency, a news agency that provides content to all Quebecor Media properties and external customers. The segment is also engaged in the distribution of newspapers and magazines. In addition, the News Media segment offers commercial printing and related services to other publishers through its national printing and production platform.

2013 operating results

Revenues: $784.2 million, a $91.3 million (-10.4%) decrease.

•	Revenues decreased by $19.8 million because of the closure of newspapers and specialty publications since the end of 2012 under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 12.6%; circulation revenues decreased 3.9%; digital revenues decreased 3.9%; combined revenues from commercial printing and other sources increased 4.7%.

•

On a same-store basis, revenues decreased 9.8% at the urban dailies, 11.0% at the community weeklies and 26.9% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Adjusted operating income: $97.7 million, a $7.4 million (-7.0%) decrease.

•	The decrease was due primarily to:

•	impact of decrease in revenues on a same-store basis;

•	$2.7 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	$49.9 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$5.2 million reversal of a litigation reserve;

•	$3.0 million decrease in adjusted operating loss of Quebecor Media Network Inc. (“Quebecor Media Network”);

•	$3.2 million impact of decrease in newsprint prices.

Cost/revenue ratio: Employee costs and purchases of goods and services for the News Media segment’s operations, expressed as a percentage of revenues, were 87.5% in 2013 compared with 88.0% in 2012. The decrease was due to the favourable impact of operating cost-reduction initiatives on the 2013 results and the reversal of a litigation reserve, partially offset by the impact of the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases.

Cash flows from operations

Cash flows from segment operations: $86.9 million in 2013, compared with $89.0 million in 2012 (Table 5). The $2.1 million decrease was due to a $7.4 million decrease in adjusted operating income, partially offset by a $5.4 million increase in proceeds from disposal of assets.

Table 5: News Media

Cash flows from operations

(in millions of Canadian dollars)

	2013	2012
Adjusted operating income	$97.7	$105.1
Additions to property, plant and equipment	(10.0)	(5.7)
Additions to intangible assets	(7.4)	(11.6)
Proceeds from disposal of assets	6.6	1.2

Cash flows from segment operations	$86.9	$89.0

Broadcasting

In the Broadcasting segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels LCN, TVA Sports, addikTV, Argent, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. As well, TVA Group holds a 49% interest in the English-language news and opinion specialty channel SUN News in partnership with Sun Media Corporation, which holds 51%. SUN News is part of the Broadcasting segment. TVA Group’s TVA Accès division is engaged in commercial production and its TVA Films division in the distribution of films and television programs. The TVA Publications Inc. subsidiary publishes more than 50 general-interest and entertainment magazines. It is the largest publisher of French-language magazines in Québec. The Broadcasting segment is also engaged in outdoor advertising through Quebecor Media Out of Home.

2013 operating results

Revenues: $458.9 million, a $1.3 million (0.3%) increase.

•	Revenues from television operations decreased $5.7 million, mainly due to:

•	lower advertising revenues at TVA Network;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

Offset by:

•

$7.5 million adjustment resulting from the favourable impact of a retroactive adjustment to TVA Group’s share of royalties for the retransmission of its signal in markets located outside its over-the-air stations’ local service areas (“retransmission royalties”) for the years 2009 to 2013, including $6.1 million applied retroactively to the years 2009 to 2012;

•	increased subscription revenues at the specialty channels, attributable largely to the LCN, TVA Sports, MOI&cie, SUN News, addikTV and Prise 2 channels;

•	increased advertising revenues at the specialty channels, including addikTV, Prise 2 and CASA.

•

Total revenues from publishing operations increased by $0.5 million. The decrease in newsstand and advertising revenues was offset by the favourable impact on revenues of the acquisition of Les Publications Charron & Cie in July 2013.

•	Revenues of Quebecor Media Out of Home, which began operations in August 2012, increased by $7.2 million in 2013.

Adjusted operating income: $45.4 million, a $12.0 million (35.9%) increase.

•	Adjusted operating income from television operations increased by $10.4 million, mainly as a result of:

•	favourable impact of retroactive adjustment of retransmission royalties;

•	decrease in SUN News’ adjusted operating loss due primarily to reduced labour and content costs;

•	decrease in TVA Network’s operating costs due to containment of content, production and other costs, and an adjustment to provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of revenue decrease at TVA Network.

•	Adjusted operating income from publishing operations increased by $3.6 million, mainly as a result of:

•

favourable impact on 2013 comparative analysis of recognition in the first quarter of 2012 of a $2.3 million charge for the years 2010 and 2011 related to adoption of new tariffs with respect to business contributions for costs related to waste recovery services provided by Québec municipalities;

•	impact of acquisition of Les Publications Charron & Cie.

•	Activities of Quebecor Media Out of Home, which began operations in August 2012, generated a $1.9 million increase in adjusted operating loss due to start-up costs.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Broadcasting segment’s operations, expressed as a percentage of revenues, were 90.1% in 2013 compared with 92.7% in 2012. The decrease in costs as a proportion of revenues was mainly due to decreased operating costs, the favourable impact of retroactive adjustment of retransmission royalties, and the recognition in 2012 of retroactive costs related to waste-recovery services.

Cash flows from operations

Cash flows from segment operations: $20.6 million in 2013 compared with $28.6 million in 2012 (Table 6). The $8.0 million decrease mainly reflects proceeds of $21.0 million from the disposal of assets recognized in 2012 in connection with the disposal of interests in the mysteryTV and The Cave specialty channels, partially offset by a $12.0 million increase in adjusted operating income.

Table 6: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	2013	2012
Adjusted operating income	$45.4	$33.4
Additions to property, plant and equipment	(21.7)	(22.2)
Additions to intangible assets	(3.1)	(3.6)
Proceeds from disposal of assets	—	21.0

Cash flows from segment operations	$20.6	$28.6

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

The Leisure and Entertainment segment is also engaged in academic publishing through CEC Publishing Inc., general literature through 18 publishing houses, and physical and digital distribution through Messageries ADP inc. (“Messageries ADP”), the exclusive distributor for approximately 200 Québec and European French-language publishers. The general literature publishing houses and Messageries ADP are operated under the Sogides umbrella.

The Leisure and Entertainment segment is also engaged in retail and rental of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron subsidiary and its franchise network. The segment also includes the QMJHL hockey team Armada de Blainville-Boisbriand, Québec video game developer BlooBuzz Studios Inc., established in February 2012, and e-book solutions provider Readbooks SAS. Finally, since May 2013, it includes the activities of Gestev, a Québec City sports and cultural events manager.

2013 operating results

Revenues: $298.9 million, a $12.7 million (-4.1%) decrease compared with 2012.

•	Archambault Group’s revenues decreased 5.7%, mainly because of:

•	5.1% decrease in retail sales due primarily to lower sales of CDs and DVDs;

•	7.4% decrease in distribution revenues, mainly because of lower CD sales;

•	22.2% decrease in production revenues, mainly reflecting the greater number of concerts produced in 2012.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased by 26.5%, mainly because of lower franchise fee revenues and store closures.

•	Book division revenues were flat. The addition of Charron Éditeur sales and increase in academic sales were offset by lower revenues from distribution to mass retailers and bookstores.

Partially offset by:

•	Favourable impact of revenues from acquisition of Gestev on May 24, 2013.

Adjusted operating income: $16.6 million in 2013, an $8.5 million (-33.9%) decrease. The unfavourable variance was mainly a result of the impact of lower revenues at Archambault Group and Le Super Club Vidéotron stores, partially offset by the impact of lower operating expenses in the Book division.

Cash flows from operations

Cash flows from segment operations: $9.2 million in 2013 compared with $13.7 million in 2012 (Table 7).

•

The $4.5 million unfavourable variance was due to the $8.5 million decrease in adjusted operating income, partially offset by a $4.0 million decrease in additions to property, plant and equipment and in additions to intangible assets.

Table 7: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2013	2012
Adjusted operating income	$16.6	$25.1
Additions to property, plant and equipment	(3.0)	(6.4)
Additions to intangible assets	(4.4)	(5.0)

Cash flows from segment operations	$9.2	$13.7

Interactive Technologies and Communications

The Interactive Technologies and Communications segment consists of Nurun Inc. (“Nurun”), which is engaged in Internet, intranet and extranet development, technological platforms, e-commerce, interactive television, automated publishing solutions, and e-marketing and online customer relationship management strategies and programs. Nurun has offices in North America, Europe and China.

2013 operating results

Revenues: $139.2 million, a $6.3 million (-4.3%) decrease.

•	The decrease was mainly due to:

•	lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	lower volume in Europe, particularly in France and Spain.

Partially offset by:

•	higher revenues at the San Francisco office in the United States and in Italy;

•	higher volume from government customers.

Adjusted operating income: $14.4 million, a $4.6 million (46.9%) increase. The favourable variance was due primarily to decreases in some operating costs, including labour costs, partially offset by the impact of the revenue decrease.

Cash flows from operations

Cash flows from segment operations: $12.5 million in 2013 compared with $5.6 million in 2012 (Table 8).

•

The $6.9 million favourable variance was mainly due to the $4.6 million increase in adjusted operating income, combined with the $2.3 million decrease in additions to property, plant and equipment and in additions to intangible assets.

Table 8: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	2013	2012
Adjusted operating income	$14.4	$9.8
Additions to property, plant and equipment	(1.7)	(4.2)
Additions to intangible assets	(0.2)	—

Cash flows from segment operations	$12.5	$5.6

2013/2012 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $1.12 billion, a $5.7 million (0.5%) increase.

•	Revenues increased in Telecommunications ($24.6 million or 3.7% of segment revenues).

•

Revenues decreased in News Media ($18.2 million or -8.2%), Broadcasting ($5.9 million or -4.6%), Interactive Technologies and Communications ($1.5 million or -4.2%) and Leisure and Entertainment ($0.8 million or -0.8%).

Adjusted operating income: $394.2 million, a $24.5 million (6.6%) increase.

•

Adjusted operating income increased in Telecommunications ($17.6 million or 5.8% of segment adjusted operating income), News Media ($7.2 million or 19.3%), Broadcasting ($1.6 million or 10.6%) and Interactive Technologies and Communications ($1.4 million or 41.2%).

•	Adjusted operating income decreased in Leisure and Entertainment ($1.1 million or -12.8%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $0.4 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2013.

Net income attributable to shareholders: $61.3 million in the fourth quarter of 2013, compared with $8.6 million in the same period of 2012, a $52.7 million favourable variance.

•	The favourable variance was due primarily to:

•	$62.8 million favourable variance in losses and gains on valuation and translation of financial instruments;

•	$24.5 million increase in adjusted operating income;

•	$8.7 million favourable variance in losses on debt refinancing;

•	$7.7 million decrease in financial expenses.

Partially offset by:

•	$15.3 million unfavourable variance in charge for restructuring of operations, impairment of assets and other special items;

•	$3.2 million increase in amortization charge.

Amortization charge: $169.3 million, a $3.2 million increase due essentially to the same factors as those noted above in the 2013/2012 financial year comparison.

Financial expenses: $87.2 million, a $7.7 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, partially offset by higher average debt levels.

Loss on valuation and translation of financial instruments: $32.1 million in the fourth quarter of 2013 compared with $94.9 million in the same period of 2012. The $62.8 million favourable variance was mainly due to the variance in the fair value of early settlement options due to fluctuations in valuation assumptions, including interest rates, and credit premiums implicit in the adjusted prices of the underlying instruments.

Charge for restructuring of operations, impairment of assets and other special items: $16.0 million in the fourth quarter of 2013, compared with $0.7 million in the same period of 2012, a $15.3 million unfavourable variance.

•

In the fourth quarter of 2013, a $6.1 million net charge for restructuring of operations was recorded in the News Media segment, mainly in connection with staff-reduction programs ($0.2 million reversal in the same period of 2012).

•

In December 2013, the Corporation announced its decision to discontinue door-to-door distribution of weekly newspapers and flyers in Québec as of January 2014. Accordingly, the News Media segment recorded an $8.3 million restructuring charge.

•

The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $1.6 million in the fourth quarter of 2013 ($0.9 million in the same period of 2012).

Loss on debt refinancing: $8.7 million in the fourth quarter of 2012 compared with nil in the same period of 2013.

•

In the fourth quarter of 2012, Quebecor Media redeemed US$320.0 million principal amount of its 7.75% Senior Notes maturing in March 2016. The transaction generated an $8.7 million loss on debt refinancing.

Income tax expense: $26.8 million (effective tax rate of 29.9%) in the fourth quarter of 2013 compared with a $6.3 million reversal in the fourth quarter of 2012.

•	The $33.1 million unfavourable variance in income tax expense was mainly due to increase in pre-tax income.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $693.2 million, a $24.6 million (3.7%) increase essentially due to the same factors as those noted above in the 2013/2012 financial year comparison.

•	Combined revenues from all cable television services increased $2.0 million (0.7%) to $276.3 million.

•	Revenues from Internet access services increased $14.3 million (7.3%) to $209.9 million.

•	Revenues from cable telephony service increased $2.4 million (2.1%) to $118.7 million.

•	Revenues from mobile telephony service increased $11.5 million (23.9%) to $59.6 million.

•	Revenues from Videotron Business Solutions decreased $0.4 million (-2.5%) to $15.8 million.

•	Revenues from customer equipment sales decreased $4.3 million (-28.7%) to $10.7 million.

•	Other revenues decreased $1.0 million (-31.3%) to $2.2 million.

ARPU: $121.22 in fourth quarter 2013, compared with $114.02 in the same period of 2012, a $7.20 (6.3%) increase.

Customer statistics

Revenue-generating units – 35,100 (0.7%) unit increase in the fourth quarter of 2013, compared with an increase of 59,400 in the same period of 2012.

Cable television – 5,300 (-0.3%) decrease in the combined customer base for all of Videotron’s cable television services in the fourth quarter of 2013, compared with an increase of 2,100 in the same period of 2012.

•	illico Digital TV: 13,800 (0.9%) subscriber increase in the fourth quarter of 2013, compared with an increase of 26,800 in the same period of 2012.

•	Analog cable TV: 19,100 (-6.1%) subscriber decrease in the fourth quarter of 2013, compared with a decrease of 24,700 in the same period of 2012.

Cable Internet access – 10,100 (0.7%) customer increase in the fourth quarter of 2013, compared with an increase of 18,100 in the same period of 2012.

Cable telephony – 4,900 (0.4%) subscriber increase in the fourth quarter of 2013, compared with an increase of 15,200 in the same period of 2012.

Mobile telephony service – 25,300 (5.3%) increase in subscriber connections in the fourth quarter of 2013, compared with an increase of 24,300 in the same period of 2012.

Adjusted operating income: $322.4 million, a $17.6 million (5.8%) increase.

•	The increase in adjusted operating income was mainly due to:

•	impact of higher revenues.

Partially offset by:

•	increases in some operating expenses;

•	$2.3 million increase in the stock-based compensation charge.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 53.5% in the fourth quarter of 2013 compared with 54.4% in the same period of 2012.

•	The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues).

News Media

Revenues: $204.5 million, an $18.2 million (-8.2%) decrease.

•	$5.3 million decrease in revenues due to closure of newspapers and specialty publications since the third quarter of 2012.

•

On a same-store basis, advertising revenues decreased 10.8%; circulation revenues decreased 4.0%; digital revenues increased 2.4%; combined revenues from commercial printing and other sources increased 11.4%.

•

On a same-store basis, revenues decreased 8.9% at the urban dailies, 8.8% at the community weeklies and 11.6% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Adjusted operating income: $44.6 million, a $7.2 million (19.3%) increase.

•	The increase was due primarily to:

•	$15.1 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$5.2 million reversal of a litigation reserve.

Partially offset by:

•	impact of decrease in revenues on a same-store basis;

•	$1.0 million unfavourable variance in multimedia employment tax credits.

Cost/revenue ratio: Employee costs and purchases of goods and services for the News Media segment’s operations, expressed as a percentage of revenues, were 78.2% in the fourth quarter of 2013, compared with 83.2% in the same period of 2012. The decrease was due to the favourable impact of operating expense-reduction initiatives on fourth quarter 2013 results and reversal of a litigation reserve, partially offset by the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases.

Broadcasting

Revenues: $123.7 million, a $5.9 million (-4.6%) decrease.

•	Revenues from television operations decreased $7.8 million, mainly due to:

•	lower advertising revenues at TVA Network;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013;

•	lower volume at TVA Accès and in commercial production.

Partially offset by:

•	increased subscription and advertising revenues at the specialty channels.

•

Total revenues from publishing operations increased by $0.5 million. The favourable impact on revenues of the acquisition of Les Publications Charron & Cie in July 2013 outweighed the decrease in newsstand and advertising revenues.

•	Revenues of Quebecor Media Out of Home increased by $1.6 million in the fourth quarter of 2013, primarily because of higher advertising revenues.

Adjusted operating income: $16.7 million, a $1.6 million (10.6%) increase.

•	Adjusted operating income from television operations increased by $0.2 million, mainly as a result of:

•	decrease in SUN News’ adjusted operating loss due primarily to reduced labour and content costs;

•	decrease in TVA Network’s operating costs due to containment of content, production and other costs.

Partially offset by:

•	impact of revenue decrease at TVA Network.

•	Adjusted operating income from publishing operations increased by $0.5 million, mainly as a result of the impact of the acquisition of Les Publications Charron & Cie.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.9 million.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Broadcasting segment’s operations, expressed as a percentage of revenues, were 86.5% in the fourth quarter of 2013 compared with 88.3% in the same period of 2012. The decrease in costs as a proportion of revenues was mainly due to the reduction in operating costs.

Leisure and Entertainment

Revenues: $93.7 million, a $0.8 million (-0.8%) decrease due to:

•	5.7% decrease in Archambault Group’s revenues, mainly because of a 7.2% decrease in retail sales, due in part to lower sales of DVDs and CDs;

•	25.8% decrease in revenues of the Le SuperClub Vidéotron retail chain due to lower franchise fee revenues and store closures.

Partially offset by:

•	12.2% increase in the Book division’s revenues, mainly because of higher revenues from distribution to mass retailers and bookstores and the addition of Charron Éditeur sales.

•	Favourable impact on revenues of the acquisition of Gestev in May 2013.

Adjusted operating income: $7.5 million in the fourth quarter of 2013, a $1.1 million (-12.8%) decrease. The decrease was mainly a result of the impact of lower revenues at Archambault Group and Le Super Club Vidéotron stores, partially offset by the impact of higher revenues and profitability in the Book division.

Interactive Technologies and Communications

Revenues: $34.3 million, a $1.5 million (-4.2%) decrease.

•	The decrease was mainly due to:

•	lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	lower volume in Europe, particularly in France and Spain.

Partially offset by:

•	higher revenues at the San Francisco office in the United States;

•	higher volume from government customers.

Adjusted operating income: $4.8 million, a $1.4 million (41.2%) increase. The favourable variance was due primarily to decreases in some operating costs, including labour costs, partially offset by the impact of the revenue decrease.

2012/2011 FINANCIAL YEAR COMPARISON

The 2011 financial year contained an additional week in the News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications segments.

Analysis of consolidated results of Quebecor Media

Revenues: $4.25 billion, a $154.2 million (3.8%) increase.

•	Revenues increased in Telecommunications ($208.5 million or 8.7% of segment revenues), Interactive Technologies and Communications ($24.6 million or 20.3%) and Broadcasting ($21.3 million or 4.9%).

•	Revenues decreased in News Media ($58.4 million or -6.3%) and Leisure and Entertainment ($22.9 million or -6.8%).

Adjusted operating income: $1.38 billion, a $69.5 million (5.3%) increase.

•	Adjusted operating income increased in Telecommunications ($130.1 million or 12.1% of segment adjusted operating income) and Interactive Technologies and Communications ($1.9 million or 24.1%).

•	Operating income decreased in News Media ($37.4 million or -26.2%), Broadcasting ($13.9 million or -29.4%), and Leisure and Entertainment ($13.2 million or -34.5%).

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

Net income attributable to shareholders: $234.6 million in 2012, compared with $365.6 million in 2011, a $131.0 million decrease.

•	The decrease was mainly due to:

•	$186.0 million charge for impairment of goodwill and intangible assets recorded in 2012;

•	$87.4 million increase in amortization charge;

•	$17.9 million increase in financial expenses.

Partially offset by:

•	$84.9 million favourable variance in gain on valuation and translation of financial instruments;

•	$69.5 million increase in adjusted operating income.

Amortization charge: $594.9 million, an $87.4 million increase due essentially to the impact of significant capital expenditures since 2010 in the Telecommunications segment, including amortization of 4G network equipment, plus the impact of promotional strategies focused on equipment leasing.

Financial expenses: $337.5 million, a $17.9 million increase due mainly to higher indebtedness.

Gain on valuation and translation of financial instruments: $136.9 million in 2012 compared with $52.0 million in 2011. The $84.9 million favourable variance was mainly due to the variance in the fair value of early settlement options due to fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Charge for restructuring of operations, impairment of assets and other special items: $28.5 million in 2012 compared with $29.3 million in 2011, a favourable variance of $0.8 million.

•

In 2012, a $30.9 million charge for restructuring of operations was recorded in the News Media segment, mainly related to staff-reduction programs implemented in the third quarter of 2012, compared with a $10.1 million net charge in 2011 for restructuring initiatives implemented during that year. Also in connection with those initiatives, a $7.5 million charge for impairment of certain assets was recorded in 2012, compared with a $0.8 million charge for impairment of intangible assets recorded in 2011.

•

A $12.9 million gain on disposal of businesses was recorded in 2012 in the Broadcasting segment as a result of the sale by TVA Group of its interest in the specialty channels mysteryTV and The Cave. A $0.1 million restructuring charge was also recorded in the Broadcasting segment in 2012 ($0.8 million in 2011). In 2011, the Broadcasting segment also recognized a $0.7 million charge for impairment of intangible assets and a $0.2 million charge for other special items.

•

In connection with the start-up of its 4G network, the Telecommunications segment recorded a $0.5 million charge for migration costs in 2012, compared with $14.8 million in 2011. In addition, a $0.6 million charge for restructuring of other operations was recorded in the segment in 2011.

•	In 2012, other special items in the amount of $2.4 million were recorded in other segments, compared with $1.3 million in 2011.

Charge for impairment of goodwill and intangible assets: $186.0 million in 2012.

•

In 2012, the Corporation performed impairment tests on the News Media and Music CGUs and concluded that the recoverable amount based on value in use was less than their carrying amount. Accordingly, a $129.5 million non-cash goodwill impairment charge (without any tax consequences) and a $30.0 million non-cash impairment charge on mastheads and customer relationships (including $7.0 million without any tax consequences) were recorded in the News Media segment and a $12.0 million goodwill impairment charge (without any tax consequences) was recorded in the Leisure and Entertainment segment.

•

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing operations were adversely affected. Accordingly, the Corporation reviewed its business plan for the segment and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was therefore recorded in 2012.

Loss on debt refinancing: $6.3 million in 2012 compared with $4.0 million in 2011, a $2.3 million unfavourable variance.

•

In 2012, Videotron redeemed all of its 6.875% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$580.0 million principal amount of its outstanding 7.75% Senior Notes maturing in March 2016 and settled some of the related hedges. Finally, Quebecor Media prepaid the outstanding balance of its term loan “B” for a cash consideration of $153.9 million. The transactions generated a total $6.3 million loss on debt refinancing.

•

On July 18, 2011, Videotron redeemed and withdrew US$255.0 million principal amount of its issued and outstanding 6.875% Senior Notes maturing in 2014 and settled the related hedges. On February 15, 2011, Sun Media Corporation redeemed and withdrew the entirety of its 7.625% Senior Notes in the aggregate principal amount of US$205.0 million and settled the related hedges. The transactions generated a $4.0 million loss on debt refinancing.

Income tax expense: $130.4 million (effective tax rate of 24.7%, considering only taxable and deductible items) in 2012, compared with $141.4 million (effective tax rate of 28.0%) in 2011.

•	The $11.0 million favourable variance was due primarily to the lowering of the statutory tax rate.

SEGMENTED ANALYSIS

Telecommunications

2012 operating results

Revenues: $2.60 billion, a $208.5 million (8.7%) increase.

•

Combined revenues from all cable television services increased $66.7 million (6.6%) to $1.08 billion, due primarily to higher ARPU resulting from increases in some rates, the impact of migration to digital, leasing of digital set-top boxes, and an increase in subscriptions to HD services.

•	Revenues from Internet access services increased $74.3 million (10.6%) to $772.5 million. The favourable variance was mainly due to customer growth and increases in some rates.

•	Revenues from cable telephony service increased $18.2 million (4.2%) to $454.9 million, primarily as a result of customer base growth and growth in the number of business lines.

•	Revenues from mobile telephony service increased $58.9 million (52.3%) to $171.6 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $1.8 million (2.9%) to $64.9 million.

•	Revenues from customer equipment sales decreased $12.5 million (-22.4%) to $43.4 million, mainly because of campaigns promoting cable television equipment leasing.

•	Other revenues increased $1.1 million (10.8%) to $11.2 million.

ARPU: $111.57 in 2012 compared with $103.28 in 2011, an $8.29 (8.0%) increase.

Customer statistics

Revenue-generating units – As of December 31, 2012, the total number of revenue-generating units stood at 4,917,300, a 221,800 (4.7%) increase in 2012 compared with an increase of 379,100 in 2011 (Table 3). The 2011 figure constituted the largest one-year increase in revenue-generating units since 2008, resulting largely from the marketing of bundled services, including mobile telephony, and the end of over-the-air analog television broadcasting.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 6,500 (-0.3%) in 2012 (Table 3), compared with an increase of 49,900 in 2011. As of December 31, 2012, Videotron had 1,855,000 customers for its cable television services, a household and business penetration rate of 68.7% (number of subscribers as a proportion of the total 2,701,200 homes and businesses passed by Videotron’s network as of the end of December 2012, up from 2,657,300 at the end of December 2011), compared with 70.1% a year earlier.

•

As of December 31, 2012, the number of subscribers to the illico Digital TV service stood at 1,484,600, an increase of 83,800 or 6.0% in 2012 compared with an increase of 181,200 in 2011. As of December 31, 2012, illico Digital TV had a household and business penetration rate of 55.0% versus 52.7% a year earlier.

•

The customer base for analog cable television services decreased by 90,300 (-19.6%) in 2012, compared with a decrease of 131,300 in 2011, largely as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,387,700 at December 31, 2012, an increase of 55,200 (4.1%) in 2012 compared with an increase of 80,400 in 2011 (Table 3). At December 31, 2012, Videotron’s cable Internet access services had a household and business penetration rate of 51.4%, compared with 50.1% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,264,900 at December 31, 2012, an increase of 59,600 (4.9%) in 2012 compared with an increase of 91,000 in 2011 (Table 3). At December 31, 2012, the cable telephony service had a household and business penetration rate of 46.8% versus 45.4% a year earlier.

Mobile telephony service – As of December 31, 2012, the number of subscriber connections to the mobile telephony service stood at 402,600, an increase of 112,000 (38.5%) in 2012 compared with an increase of 154,500 in 2011 (Table 3).

Adjusted operating income: $1.20 billion, a $130.1 million (12.1%) increase.

•	The increase in adjusted operating income was mainly due to:

•	impact of higher revenues.

Partially offset by:

•	increases in some operating expenses, among them network maintenance costs (including the 4G network), customer service costs incurred to support customer base growth, and marketing expenses;

•	$7.5 million increase in the stock-based compensation charge.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 53.7% in 2012, compared with 55.1% in 2011.

•

The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the increase in some operating costs.

Cash flows from segment operations: $465.5 million in 2012, compared with $284.0 million in 2011.

•

The $181.5 million increase was due to the $130.1 million increase in adjusted operating income and the $55.6 million decrease in additions to property, plant and equipment, mainly reflecting lower investment in the 4G network and in network modernization, partially offset by the $5.2 million increase in additions to intangible assets.

News Media

Revenues: $875.5 million, a $58.4 million (-6.3%) decrease.

•	Advertising revenues decreased 9.2%; circulation revenues decreased 3.8%; digital revenues increased 2.1%; combined revenues from commercial printing and other sources increased 4.1%.

•

On a same-store basis, revenues decreased 8.3% at the urban dailies, 8.5% at the community weeklies and 36.8% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Adjusted operating income: $105.1 million, a $37.4 million (-26.2%) decrease.

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	unfavourable variance related to investments in Quebecor Media Network;

•	$4.0 million unfavourable variance in multimedia employment tax credits;

•	$3.4 million increase in the stock-based compensation charge.

Partially offset by:

•	$30.3 million favourable impact related to restructuring initiatives announced in November 2011 and in 2012, and to other reductions in operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the News Media segment’s operations, expressed as a percentage of revenues, were 88.0% in 2012, compared with 84.7% in 2011. The increase was due to the unfavourable impact of investments in Quebecor Media Network, the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, the unfavourable impact on the 2012 comparative analysis of the recognition in 2011 of gains on rationalization of postretirement benefits, multimedia tax credits and the stock-based compensation charge, partially offset by the favourable impact of lower operating expenses in 2012.

Cash flows from segment operations: $89.0 million in 2012 compared with $124.9 million in 2011, a $35.9 million decrease due mainly to the $37.4 million decrease in adjusted operating income.

Broadcasting

Revenues: $457.6 million, a $21.3 million (4.9%) increase.

•	Revenues from television operations increased $23.9 million, mainly due to:

•	increased subscription revenues at the specialty channels, attributable largely to the TVA Sports, SUN News, LCN, MOI&cie and Yoopa channels.

•	Total publishing revenues decreased $3.3 million, mainly because of lower newsstand and advertising revenues.

•	The revenues of Quebecor Media Out of Home, which began operations in August 2012, had a favourable impact on total revenues.

Adjusted operating income: $33.4 million, a $13.9 million (-29.4%) decrease.

•	Adjusted operating income from television operations decreased $6.6 million, mainly due to:

•	full year of operating costs at TVA Sports in 2012 compared with four months in 2011;

•	$1.9 million increase in the stock-based compensation charge.

Partially offset by:

•	impact of increased advertising and subscription revenues at the specialty channels.

•	Adjusted operating income from publishing operations declined by $5.8 million, mainly as a result of:

•

impact of recognition of a $3.4 million charge related to the adoption of new tariffs for 2010, 2011 and 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, of which $2.3 million was attributable to 2010 and 2011;

•	impact of revenue decrease.

•	The start-up costs of Quebecor Media Out of Home, which began operations in August 2012, had an unfavourable impact on the segment’s adjusted operating income.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Broadcasting segment’s operations, expressed as a percentage of revenues, were 92.7% in 2012 compared with 89.2% in 2011. The increase in costs as a proportion of revenues was mainly due to the adjusted operating loss at TVA Sports, higher operating expenses at some other specialty channels, and recognition of costs related to waste-recovery services.

Cash flows from segment operations: $28.6 million in 2012, compared with $11.0 million in 2011.

•

The $17.6 million increase mainly reflected proceeds from the disposal of assets in the amount of $21.0 million recognized in 2012 in connection with the disposal of interests in the mysteryTV and The Cave specialty channels, combined with a $10.5 million decrease in additions to property, plant and equipment and in additions to intangible assets, partially offset by a $13.9 million decrease in adjusted operating income.

Leisure and Entertainment

Revenues: $311.6 million, a $22.9 million (-6.8%) decrease compared with 2011.

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

•	The revenues of the Le SuperClub Vidéotron retail chain decreased by 10.4%, mainly because of store closures.

Adjusted operating income: $25.1 million, a $13.2 million (-34.5%) decrease compared with 2011, due primarily to the impact of the decrease in revenues.

Cash flows from segment operations: $13.7 million in 2012 compared with $28.0 million in 2011.

•	The $14.3 million decrease was essentially due to the $13.2 million decrease in adjusted operating income and the $1.2 million increase in additions to intangible assets.

Interactive Technologies and Communications

Revenues: $145.5 million, a $24.6 million (20.3%) increase.

•	The increase was mainly due to:

•	impact of acquisition of an interactive advertising agency in the United States in the third quarter of 2011;

•	higher volume from customers in North America, generated by new contracts, among other things;

•	higher volume from government customers.

Partially offset by:

•	lower volumes in Europe.

Adjusted operating income: $9.8 million, a $1.9 million (24.1%) increase. The favourable variance was mainly due to the impact of the revenue increase, partially offset by higher labour costs related to strategic personnel retention programs and provision for bonuses.

Cash flows from segment operations: $5.6 million in 2012, compared with $3.6 million in 2011, a $2.0 million increase due mainly to the increase in adjusted operating income.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of the financial position as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk” below.

Operating activities

2013 financial year

Cash flows provided by operating activities: $932.4 million in 2013 compared with $1.12 billion in 2012.

•	The $190.7 million unfavourable variance was mainly due to:

•

$203.5 million unfavourable net change in non-cash balances related to operations, mainly because of unfavourable variances in accounts payable and accrued charges at Videotron and Nurun, as well as provisions for restructuring of operations;

•	$38.4 million unfavourable variance in current income taxes;

•	$27.7 million increase in cash portion of financial expenses.

Partially offset by:

•	$81.1 million increase in adjusted operating income in the Telecommunications segment.

The unfavourable impact of the timing of transactions on non-cash items related to operating activities, combined with a reduction in tax benefits available for the deferral of income tax disbursements, negatively affected cash flows provided by operating activities. Interest disbursements on higher indebtedness resulting from the repurchase of Quebecor Media shares in the fourth quarter of 2012 also had a negative impact. However, profit growth in the Telecommunications segment and the refinancing of some debt at lower rates had a favourable impact on cash flows.

2012 financial year

Cash flows provided by operating activities: $1.12 billion in 2012, compared with $863.5 million in 2011.

•	The $259.6 million favourable variance was mainly due to:

•

$279.3 million favourable variance in net change in non-cash balances related to operations, mainly because of favourable variances in income tax liabilities, inventory, accounts payable, accrued charges, and provision for restructuring of operations;

•	$130.1 million increase in adjusted operating income in the Telecommunications segment.

Partially offset by:

•	$74.7 million unfavourable variance in current income taxes;

•	decreases in adjusted operating income in News Media ($37.4 million), Broadcasting ($13.9 million) and Leisure and Entertainment ($13.2 million);

•	$16.4 million increase in cash interest expense.

Profit growth in the Telecommunications segment had a favourable impact on cash flows in 2012. On the other hand, the negative impact of more aggressive competition and weak market conditions in the News Media and Broadcasting segments, plus the costs of product and service launches, had an unfavourable impact on cash flows provided by operating activities.

Working capital: $95.2 million at December 31, 2013 compared with negative $81.7 million at December 31, 2012. The $176.9 million favourable variance was mainly due to the increase in cash and cash equivalents, the decrease in accounts payable and accrued charges, primarily at Videotron, and the recognition of assets held for sale under current assets (in connection with the sale of Québec community newspapers in the News Media segment), partially offset by impact of recognition of liabilities related to derivative financial instruments and long-term debt maturing in 2014 under current liabilities.

Investing activities

2013 financial year

Additions to property, plant and equipment: $585.7 million in 2013 compared with $709.9 million in 2012. The $124.2 million decrease was due primarily to:

•	$122.7 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly related to lower spending on the 4G network and cable network modernization.

Additions to intangible assets: $66.1 million in 2013 compared with $93.9 million in 2012. The Telecommunications segment accounted for the largest part of the $27.8 million decrease.

Proceeds from disposal of assets: $19.5 million in 2013, primarily in the Telecommunications segment, compared with $29.4 million in 2012, a $9.9 million decrease.

•	The 2012 figure included $21.0 million recorded in the Broadcasting segment in connection with the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave.

Business acquisitions: $15.0 million in 2013, consisting mainly of the acquisition of Les Publications Charron & Cie and Charron Éditeur in the Broadcasting segment and the payment of an earnout related to the acquisition of a digital agency in the United States in the Interactive Technologies and Communications segment, compared with $2.0 million in 2012.

Disposal of businesses: $59.2 million in 2013, reflecting the sale of Jobboom and Réseau Contact to Mediagrif Interactive Technologies Inc., compared with $0.8 million in 2012.

2012 financial year

Additions to property, plant and equipment: $709.9 million in 2012 compared with $779.4 million in 2011. The $69.5 million difference was mainly due to:

•	$55.6 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly because of spending on the 4G network and network modernization;

•	$8.3 million decrease in the Broadcasting segment and a $6.7 million decrease in the News Media segment.

Additions to intangible assets: $93.9 million in 2012 compared with $91.1 million in 2011.

Proceeds from disposal of assets: $29.4 million in 2012 compared with $12.0 million in 2011.

•	The 2012 figure included $21.0 million recorded in the Broadcasting segment in connection with the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave.

Business acquisitions: $2.0 million in 2012 compared with $55.7 million in 2011, a $53.7 million decrease mainly due to the impact of the acquisition in 2011 of community newspapers in the News Media segment and of a digital agency in the United States in the Interactive Technologies and Communications segment.

Free cash flows from continuing operating activities

2013 financial year

Free cash flows from continuing operating activities: $300.1 million in 2013 compared with $348.7 million in 2012 (Table 9).

•	The $48.6 million unfavourable variance was mainly due to:

•	$190.7 million unfavourable variance in cash flows provided by continuing operating activities;

•	$9.9 million decrease in proceeds from disposal of assets.

Offset by:

•	$124.2 million decrease in additions to property, plant and equipment;

•	$27.8 million decrease in additions to intangible assets.

2012 financial year

Free cash flows from continuing operating activities: $348.7 million in 2012 compared with $5.0 million in 2011 (Table 9).

•	The $343.7 million increase was essentially due to:

•	$259.6 million increase in cash flows provided by continuing operating activities;

•	$69.5 million decrease in additions to property, plant and equipment;

•	$17.4 million increase in proceeds from disposal of assets.

Table 9

Cash flows provided by continuing operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2013	2012	2011

Adjusted operating income:
Telecommunications	$1,284.8	$1,203.7	$1,073.6
News Media	97.7	105.1	142.5
Broadcasting	45.4	33.4	47.3
Leisure and Entertainment	16.6	25.1	38.3
Interactive Technologies and Communications	14.4	9.8	7.9
Head Office	–	5.0	3.0

	1,458.9	1,382.1	1,312.6
Cash interest expense[1]	(350.9)	(323.2)	(306.8)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(26.7)	(33.9)	(27.8)
Current income taxes	(95.4)	(57.0)	17.7
Other	(0.6)	4.5	(3.5)
Net change in non-cash balances related to operations	(52.9)	150.6	(128.7)

Cash flows provided by continuing operating activities	932.4	1,123.1	863.5

Additions to property, plant and equipment and additions to intangible assets, less proceeds from disposal of assets:
Telecommunications	(585.6)	(738.2)	(789.6)
News Media	(10.8)	(16.1)	(17.6)
Broadcasting	(24.8)	(4.8)	(36.3)
Leisure and Entertainment	(7.4)	(11.4)	(10.3)
Interactive Technologies and Communications	(1.9)	(4.2)	(4.3)
Head Office	(1.8)	0.3	(0.4)

	(632.3)	(774.4)	(858.5)

Free cash flows from continuing operating activities	$300.1	$348.7	$5.0

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other interest expenses (see note 4 in the consolidated financial statements).

[2]	Charge for restructuring of operations and other items (see note 6 in the consolidated financial statements).

Financing activities

2013 financial year

Consolidated debt (long-term debt plus bank borrowings): $547.3 million increase in 2013; $211.5 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2013:

•

$400.0 million aggregate principal amount of Senior Notes issued by Videotron on June 17, 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million. The Notes bear 5.625% interest and mature on June 15, 2025;

•

US$350 million senior secured term loan “B” entered into by Quebecor Media on August 1, 2013 and issued at a price of 99.50% on August 29, 2013, for net proceeds of $358.4 million, net of financing fees of $1.9 million. The term loan bears interest at LIBOR, subject to a LIBOR floor of 0.75%, plus a 2.50% premium. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020;

•

$245.6 million increase in debt due to the reduction in the fair value of early settlement options, which are presented on the balance sheet as a reduction of debt. The reduction in fair value was due to fluctuations in valuation assumptions, including interest rates, and credit premiums implicit in the adjusted prices of the underlying instruments, as well as to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013, and on the Quebecor Media Senior Notes redeemed on August 30, 2013.

•

Estimated $228.8 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of main debt reductions in 2013:

•	Early redemption and withdrawal by Videotron on July 2, 2013 of US$380.0 million principal amount of 9.125% Senior Notes issued on April 15, 2008 and maturing in April 2018;

•	Early redemption by Quebecor Media on August 30, 2013 of US$265.0 million aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and maturing in March 2016;

•	Current payments totalling $22.2 million on Quebecor Media’s and Videotron’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $262.9 million at December 31, 2012, compared with a net liability of $51.4 million at December 31, 2013. The $211.5 million net favourable variance was due to:

•	Favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	Settlement at maturity of liabilities related to Quebecor Media’s foreign currency exposure hedges on its term loan “B” credit facility, which was prepaid in full in December 2012;

•

Settlement of liability related to Quebecor Media’s hedging contracts in connection with the redemption on August 30, 2013 of US$265.0 million aggregate principal amount of Quebecor Media’s 7.75% Senior Notes.

Offset by:

•	Unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•	Unwinding of Videotron’s hedging contracts in an asset position in connection with the redemption on July 2, 2013 of US$380.0 million principal amount of 9.125% Senior Notes.

•

On April 16, 2013, Quebecor Media announced a public exchange offer for the exchange of the entirety of its outstanding 5.75% Senior Notes maturing on January 15, 2023 for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The exchange of almost all the Notes (99.9%) was completed by May 14, 2013.

•	In June 2013, Quebecor Media amended its $300.0 million revolving credit facility to extend the maturity date to January 2017 and amend certain terms and conditions.

•	In June 2013, Videotron also amended its $575.0 million revolving credit facility to extend the maturity date to July 2018 and amend certain terms and conditions.

2012 financial year

Consolidated debt (long-term debt plus bank borrowings): $726.8 million increase in 2012; $17.6 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2012:

•

issuance by Videotron on March 14, 2012 of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear 5.0% interest and mature on July 15, 2022;

•

issuance by Quebecor Media on October 11, 2012 of US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5.75% and maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6.625% and maturing in 2023, for total net proceeds of $1.31 billion, net of financing fees of $16.5 million.

•	Summary of debt reductions in 2012:

•	repayment by Videotron in March 2012 of all of its 6.875% Senior Notes maturing in January 2014, in the aggregate principal amount of US$395.0 million;

•	repayment by Quebecor Media in March, April and November 2012 of US$580.0 million aggregate principal amount of its 7.75% Senior Notes maturing in March 2016;

•	prepayment by Quebecor Media in December 2012 of the outstanding balance of its term loan “B” for a cash consideration of $153.9 million;

•	$195.8 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•

estimated $53.2 million favourable impact of exchange rate fluctuations. Any decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	repayment of the $37.6 million balance of Sun Media Corporation’s term credit facility on February 3, 2012 and cancellation of the facility;

•	current payments, totalling $47.4 million, on the credit facilities and other debt of TVA Group, Quebecor Media and Videotron.

•

Total proceeds of $1.31 billion from the issuance by Quebecor Media on October 11, 2012 of 5.75% Senior Notes maturing in 2023 and of 6.625% Senior Notes maturing in 2023 were used to purchase for cancellation 20,351,307 Common Shares of Quebecor Media’s capital stock held by CDP Capital for a total cash consideration of $1.0 billion and to redeem US$320.0 million in aggregate principal amount of its 7.75% Senior Notes maturing in 2016.

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

•

On June 4, 2012, Videotron announced a public exchange offer for the exchange of the entirety of its outstanding 5.00% Senior Notes maturing on July 15, 2022 for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The exchange was completed on July 20, 2012.

Financial Position

Net available liquidity: $1.34 billion at December 31, 2013 for the Corporation and its wholly owned subsidiaries, consisting of $464.7 million in cash and $874.3 million in available unused lines of credit. See “Results of 700 MHz spectrum auction” below for information about the filing of a letter of credit with Industry Canada, which has not been considered in the calculation of Quebecor Media’s net available liquidity.

Consolidated debt: $4.98 billion at December 31, 2013, a $547.3 million increase compared with December 31, 2012; $211.5 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.40 billion debt ($2.13 billion at December 31, 2012), TVA Group’s $74.6 million debt ($74.4 million at December 31, 2012) and Quebecor Media’s $2.50 billion debt ($2.23 billion at December 31, 2012).

As at December 31, 2013, minimum principal payments on long-term debt in the coming years were as follows:

Table 10

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2014	$100.2
2015	211.1
2016	412.7
2017	14.5
2018	362.8
2019 and thereafter	3,938.9

Total	$5,040.2

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.0 years as of December 31, 2013, (7.1 years as of December 31, 2012). The debt consists of approximately 82.6% fixed-rate debt (90.9% as of December 31, 2012) and 17.4% floating-rate debt (9.1% as of December 31, 2012).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At December 31, 2013, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends: Total of $100.0 million in dividends declared and paid by the Board of Directors of Quebecor Media in 2013. In 2012, the Board of Directors of Quebecor Media declared and paid dividends totalling $100.0 million.

Results of 700 MHz spectrum auction

On February 19, 2014, Industry Canada announced that Videotron was the successful bidder for seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of

Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people. The 700 MHz band is distinguished by its ability to penetrate walls, an important advantage in urban areas, and its long range in remote regions, making it the ideal band for the development of next-generation networks, including LTE.

In November 2013, prior to the commencement of the spectrum auction on January 14, 2014, Videotron filed a letter of credit with Industry Canada. Under Industry Canada’s published rules respecting disclosure, it is strictly forbidden for the Corporation to reveal the amount of this letter of credit. Accordingly, Quebecor Media’s net available liquidity as reported under “Financial Position” above has not been reduced by the amount of this letter of credit.

Analysis of consolidated balance sheet at December 31, 2013

Table 11

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2012 and December 31, 2013

(in millions of Canadian dollars)

	December 31, 2013	December 31, 2012	Difference	Main reason for difference

Assets

Cash and cash equivalents	$476.6	$228.7	$247.9	Cash flows from operations exceeded cash flows used in investing and financing activities
Net assets held for sale[1]	67.9	—	67.9	Agreement to sell 74 Québec community weeklies in the News Media segment
Property, plant and equipment	3,398.4	3,353.2	45.2	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period
Intangible assets	808.8	956.7	(147.9)	Amortization of Videotron’s spectrum licences and impairment of mastheads and customer relationships in the News Media segment
Goodwill	3,061.5	3,371.6	(310.1)	Goodwill impairment in the News Media and Leisure and Entertainment segment, disposal of Jobboom and Réseau Contact, and recording of assets held for sale

Liabilities

Accounts payable and accrued liabilities	693.2	784.9	(91.7)	Impact of current variances in activity
Income taxes[2]	71.2	23.3	47.9	Reduction in previously available tax benefits
Long-term debt, including short-term portion and bank indebtedness	4,976.0	4,428.7	547.3	See “Financing activities”
Derivative financial instruments[3]	51.4	262.9	(211.5)	See “Financing activities”
Other liabilities	155.8	329.5	(173.7)	Decrease in net benefit obligation due to the higher discount rate and to return on assets
Net future tax liabilities[4]	542.0	570.2	(28.2)	Reduced deferred income taxes, mainly because of fluctuations in the fair value of early settlement options

[1]	Current assets less current liabilities.
[2]	Current liabilities less current assets.
[3]	Current and long-term liabilities less long-term assets.
[4]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2013, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 12 below shows a summary of those contractual obligations.

Table 12

Contractual obligations of Quebecor Media as of December 31, 2013

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,040.2	$100.2	$623.8	$377.3	$3,938.9
Interest payments[2]	2,310.0	291.2	617.2	539.0	862.6
Operating leases	367.6	61.7	88.1	61.7	156.1
Additions to property, plant and equipment and other commitments	1,368.9	149.3	296.2	215.7	707.7
Derivative financial instruments[3]	26.0	116.6	(15.1)	60.3	(135.8)

Total contractual obligations	$9,112.7	$719.0	$1,610.2	$1,254.0	$5,529.5

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2013.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Significant commitments included in Table 12

Videotron leases sites for its 4G network and other equipment under operating lease arrangements and has contracted long-term commitments to acquire services and equipment for a total future consideration of $408.2 million. During the year ended December 31, 2013, Videotron renewed or extended several leases and signed new operating lease arrangements.

In 2011, Quebecor Media announced an agreement with Québec City for the construction and management of an amphitheatre. As at December 31, 2013, the balance of these commitments stood at $111.8 million.

In 2012, Quebecor Media signed an agreement to install, maintain and advertise on Société de transport de Montréal bus shelters for the next 20 years. As at December 31, 2013, the balance of these commitments stood at $102.0 million.

In May 2013, Videotron and Rogers announced a 20-year agreement to build out and operate a shared LTE mobile network in the Province of Québec and in the Ottawa region. The outstanding balance of such commitments was $200.0 million at December 31, 2013.

In the normal course of business, the Broadcasting segment contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. The outstanding balance of such commitments was $880.7 million at December 31, 2013.

Procurement of raw materials

Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. During 2013, the total newsprint consumption of its News Media segment’s operations was approximately 123,900 metric tonnes. Newsprint accounted for approximately 8.7% ($59.8 million) of the News Media segment’s operating expenses for the year ended December 31, 2013. In order to obtain more favourable pricing, Quebecor Media sources substantially all of its newsprint from a single newsprint producer. Quebecor Media currently obtains newsprint from this supplier at a discount to market prices, and receives additional volume rebates for purchases above certain ceiling thresholds. However, there can be no assurance that this supplier will continue to supply newsprint to Quebecor Media on favourable terms or at all.

Pension Plan Contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $66.2 million in 2014 (contributions of $72.4 million were paid in 2013).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $12.1 million ($14.4 million in 2012 and 11.7 million in 2011), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $3.5 million ($3.8 million in 2012 and $3.2 million in 2011). These transactions were accounted for at the consideration agreed between the parties.

Corporate reorganization

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

In 2013, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.7 million in 2012 and 2.0 million in 2011), and incurred management fees of $2.0 million ($1.1 million in 2012 and in 2011) with the shareholders.

Tax transactions

In 2013, the parent corporation transferred $29.0 million of non-capital losses ($43.4 million in 2012, nil in 2011) to the Corporation and its subsidiaries in exchange for a total cash consideration of $6.9 million ($10.2 million in 2011, nil in 2011). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $0.9 million in its income tax expense in 2013 ($1.5 million in 2012, nil in 2011).

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2018. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2013, the maximum exposure with respect to these guarantees was $19.0 million and no liability has been recorded in the consolidated balance sheet.

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

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts; and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Table 13

Description of derivative financial instruments

As of December 31, 2013

(in millions of dollars)

Foreign exchange forward contracts

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Quebecor Media
2016[1]	1.0154	US$	320.0		$324.9
Videotron
Less than 1 year	1.0454		$85.6	US$	81.9
2014[2]	1.0151	US$	395.0		$401.0

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
7.750% Senior Notes due 2016	2007 to 2016	US$	380.0	7.69%	1.0001
5.750% Senior Notes due 2023[1]	2007 to 2016	US$	320.0	7.69%	0.9977
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	349.1	Bankers’ acceptances 3 months +2.77%	1.0346

Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Videotron
5.000% Senior Notes due 2022[2]	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months +2.73%	1.3425
5.000% Senior Notes due 2022[2]	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months +2.80%	1.2000
5.000% Senior Notes due 2022[2]	2003 to 2014	US$	135.0	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	75.0	9.64%	1.0215
9.125% Senior Notes due 2018	2009 to 2018	US$	260.0	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under Senior Notes redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 and issued on October 11, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the March 15, 2016 notional exchange.

[2]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under Senior Notes redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 and issued on March 14, 2012. In conjunction with the repurposing of these swaps, Videotron has entered into US$395.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The gains on valuation and translation of financial instruments for 2013, 2012 and 2011 are summarized in Table 14.

Table 14

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2013	2012	2011

Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$173.2	$(197.5)	$(55.2)
Loss on reversal of embedded derivatives upon debt redemption	72.9	61.4	2.6
Gain on the ineffective portion of cash flow hedges	(1.7)	(1.1)	—
Loss on the ineffective portion of fair value hedges	—	0.3	0.6

	$244.4	$(136.9)	$(52.0)

A $45.1 million loss was recorded under Other comprehensive income in relation to cash flow hedging relationships in 2013 ($33.1 million gain in 2012 and $9.5 million loss in 2011).

Fair value of financial instruments

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

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors, and underlying instrument-adjusted implicit interest rate and credit premium.

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2013 and 2012 are as follows:

Table 15

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2013		2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,040.2)	$(5,085.1)	$(4,743.6)	(5,007.6)
Derivative financial instruments[2]
Early settlement options	14.5	14.5	264.9	264.9
Foreign exchange forward contracts[3]	1.8	1.8	0.1	0.1
Cross-currency interest rate swaps[3]	(53.2)	(53.2)	(263.0)	(263.0)

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.
[2]	The fair value of derivative financial instruments designated as hedges is an asset position of $18.6 million as of December 31, 2013 (a liability position of $168.9 million as of December 31, 2012).
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $28.4 million as of December 31, 2013 ($29.6 million as of December 31, 2012). As of December 31, 2013, 9.8% of trade receivables were 90 days past their billing date (9.9% as of December 31, 2012).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

	2013	2012

Balance as of beginning of year	$29.6	$30.4
Charged to income	41.3	35.0
Utilization	(42.5)	(35.8)

Balance as of end of year	$28.4	$29.6

The Corporation believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation and its subsidiaries are exposed to the risk of non-performance by a third party. When the Corporation and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.0 years as of December 31, 2013 (7.1 years as of December 31, 2012).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2013, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2013:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S.-dollar-denominated accounts payable	$(0.8)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	1.4	46.3

Decrease of $0.10
U.S.-dollar-denominated accounts payable	0.8	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(1.4)	(46.3)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2013, after taking into account the hedging instruments, long-term debt was comprised of 82.6% fixed-rate debt (90.9% in 2012) and 17.4% floating-rate debt (9.1% in 2012).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2013 is $8.6 million.

The estimated sensitivity on income and Other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2013, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$—	$(7.2)
Decrease of 100 basis points	—	7.2

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

The Corporation’s capital structure is composed of equity, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2013 and 2012 is as follows:

Table 16

Capital structure of Quebecor Media

(in millions of Canadian dollars)

	2013	2012

Long-term debt	4,976.0	4,428.7
Derivative financial instruments	51.4	262.9
Cash and cash equivalents	(476.6)	(228.7)

Net liabilities	4,550.8	4,462.9
Equity	$1,956.8	$2,160.4

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

Contingencies

In February 2012, a settlement was reached in legal proceedings against some of the Corporation’s subsidiaries, initiated by another corporation in relation to printing contracts, including the cancellation of printing contracts. The settlement did not have a material impact on the Corporation’s financial statements.

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

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction in related equipment sales on delivery while promotional offers related to the sale of mobile devices are accounted for as a reduction in related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites. Revenues from the distribution of publications and products are recognized on delivery, net of provisions for estimated returns

Broadcasting

Revenues derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Circulation revenues derived from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the broadcasting period.

Revenues generated from the distribution of DVD and Blu-ray discs are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment

Revenues derived from music distribution, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in CGUs, which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

The Corporation uses the discounted cash flow method to estimate the recoverable amount consisting of future cash flows derived mainly from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A perpetual growth rate is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

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

In addition, when determining the recoverable amount of an asset or CGU, assessment of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the recoverable amount of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by the risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, the judgment used in determining the recoverable amount of an asset or CGU may affect the amount of the impairment loss to an asset or CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there are no significant amounts of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future. However, since impairment charges were recorded in 2013 in the News Media, Book Publishing and Distribution CGUs, any negative change in the future in the assumptions used for the purpose of realizing the impairment test in these CGUs could result in an additional impairment charge.

The net book value of goodwill as at December 31, 2013 was $ 3.06 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2013 was $ 112.8 million.

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

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency interest rate swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.

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

The judgment used in determining the fair value of derivative financial instrument including embedded derivatives, using valuation and pricing models, may have a significant effect on the value of the gain or loss on valuation and translation of financial instruments recorded in the consolidated statements of income, and the value of the gain or loss on derivative financial instruments recorded in the consolidated statements of comprehensive income. Also, valuation and financial models are based on a number of assumptions including future cash flows, period-end swap rates, foreign exchange rates, credit default premium, volatility, discount factors, and underlying instrument-adjusted implicit interest rate and credit premium.

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

Quebecor Media’s defined benefit obligations with respect to its defined benefit pension plan and postretirement benefits plan are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan to extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of these assumptions may have a significant impact on the costs and obligations of pension plans and postretirement benefits in future periods.

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

Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which changes occur.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time, and it is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

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

Business combinations

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Goodwill initially arising from a business acquisition is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed. The judgments made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income.

Determining the fair value of certain acquired assets, assumed liabilities and future contingent considerations requires judgment and involves complete and absolute reliance on estimates and assumptions. The Corporation primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.

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

Changes in Accounting Policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statements of income for the prior period comparative figures:

Increase (decrease)	2012	2011
Revenues	$(4.2)	$(9.2)
Purchase of goods and services	(2.5)	(7.2)
Financial expenses	(1.7)	(2.0)

Income from continuing operations	$—	$—

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income. The adoption of the amended standard had the following impacts on prior periods’ figures:

Consolidated statements of income

Increase (decrease)	2012	2011

Employee costs	$4.4	$2.8
Financial expenses	12.3	9.8
Deferred income taxes	(4.5)	(3.4)

Income from continuing operations	$(12.2)	$(9.2)

Income from continuing operations attributable to:
Shareholders	$(11.1)	$(8.4)
Non-controlling interests	(1.1)	(0.8)

Consolidated statements of comprehensive income

Increase (decrease)	2012	2011

Net income	$(12.2)	$(9.2)
Re-measurement loss	(18.3)	(14.2)
Deferred income taxes	4.9	3.8

Comprehensive income	$1.2	$1.2

Comprehensive income attributable to:
Shareholders	$0.7	$0.7
Non-controlling interests	0.5	0.5

Consolidated balance sheets

Increase (decrease)	2012	2011	2010
Other liabilities	$2.1	$3.7	$5.3
Deferred income taxes liability	(0.6)	(1.0)	(1.4)
Deficit	(100.7)	(87.9)	(37.5)
Accumulated other comprehensive loss	102.2	90.1	40.4
Non-controlling interests	–	(0.5)	(1.0)

Recent Accounting Pronouncements

The Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities.

(ii)	IFRIC 21 – Levies is required to be applied retrospectively for periods beginning January 1, 2014.

IFRIC 21 clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment.

Cautionary Statement regarding Forward-Looking Statements

This annual report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission, as described under “Item 10. Additional Information – Documents on Display” of this Annual Report.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A- Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 19, 2014:

Name and Municipality of Residence	Age	Position

FRANÇOISE BERTRAND(3) Town of Mount Royal, Québec	65	Director, Chairperson of the Board and Chairperson of the Compensation Committee

ROBERT DÉPATIE(1) Rosemère, Québec	55	Director, President and Chief Executive Officer

JEAN LA COUTURE, FCPA, FCA(1)(2) Montréal, Québec	67	Director and Chairman of the Audit Committee

SYLVIE LALANDE Lachute, Québec	63	Director

PIERRE LAURIN(2)(3) Nuns’ Island, Québec	74	Director

A. MICHEL LAVIGNE, FCPA, FCA(1)(2)(3) Laval, Québec	63	Director

GENEVIÈVE MARCON Lac Beauport, Québec	45	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Québec	74	Director and Vice Chairman of the Board

NORMAND PROVOST Brossard, Québec	59	Director

Name and Municipality of Residence	Age	Position

MANON BROUILLETTE Outremont, Québec	45	President and Chief Operating Officer, Videotron Ltd.

PIERRE DION Saint-Bruno, Québec	49	President and Chief Executive Officer, TVA Group Inc.

JULIE TREMBLAY Westmount, Québec	54	President and Chief Executive Officer, Sun Media Corporation

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	43	Senior Vice President and Chief Financial Officer

MARC M. TREMBLAY Westmount, Québec	53	Senior Vice President and Chief Legal Officer and Public Affairs

J. SERGE SASSEVILLE Montréal, Québec	55	Senior Vice President, Corporate and Institutional Affairs

ISABELLE LECLERC Montréal, Québec	45	Vice President, Human Resources

CHLOÉ POIRIER Nuns’ Island, Québec	44	Vice President and Treasurer

DENIS SABOURIN Kirkland, Québec	53	Vice President and Corporate Controller

CLAUDINE TREMBLAY Montréal, Québec	60	Vice President and Secretary

DOMINIQUE FORTIN Boucherville, Québec	51	Assistant Secretary

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Françoise Bertrand, Director, Chairperson of the Board and Chairperson of the Compensation Committee. Ms. Bertrand is a Director of Quebecor Media since May 2013 and was appointed as Chairperson of the Board of Quebecor Media on March 12, 2014. Ms. Bertrand has served as Chairperson of the Board of Directors of Quebecor since 2011 and as Director of Quebecor since 2003. She also serves as a Director of Videotron since May 2013. Ms. Bertrand is also Chairperson of the Compensation Committee of Quebecor and a member of the Corporate Governance and Nominating Committee of Quebecor. Ms. Bertrand is President and Chief Executive Officer of the Fédération des chambres de commerce du Québec since 2003. Prior to taking on the role of President and Chief Executive Officer of the Fédération des chambres de commerce du Québec, Françoise Bertrand gained prominence as President of the Canadian Radio-Television and Telecommunications Commission (CRTC) from 1996 to 2001 and as President and Chief Executive Officer of the Société de radio-télévision du Québec (Télé-Québec) from 1988 to 1995. She also served as Dean, Resource Management, at the Université du Québec (UQAM) in Montréal. She is a member of numerous charitable organizations and is an active participant in a number of associations. Ms. Bertrand attended the Directors Education Program provided by McGill University, and certified by the Institute of Corporate Directors. She is an officer of the Order of Canada, a member of l’Ordre National du Québec and a Chevalier de la Légion d’honneur (France).

Robert Dépatie, President and Chief Executive Officer. On March 12, 2014, Mr. Dépatie was appointed Director of Quebecor, Quebecor Media, Videotron and TVA Group. In May 2013, Mr. Dépatie was promoted President and Chief Executive Officer of Quebecor and Quebecor Media. He was President and Chief Executive Officer of Sun Media Corporation from May 2013 to August 2013. Mr. Dépatie was President and Chief Executive Officer of Videotron from June 2003 to May 2013 and now acts as Chief Executive Officer of Videotron. Mr. Dépatie served as a Director of Videotron from June 2003 until October 2005. He joined Videotron in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Before that date, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chairman of its Audit Committee since May 5, 2003 and is also a Director and Chairman of the Audit Committee of Quebecor and Videotron. Mr. La Couture was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Directors of Innergex Renewable Energy Inc., Chairman of the Board of Directors and a member of the Human Resources Committee of Groupe Pomerleau (a Quebec-based construction company) and Director and Chairman of the Risk Management Committee of the Caisse de dépôt et placement du Québec.

Sylvie Lalande, Director. Ms. Lalande is a Director of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She is a Director of TVA Group Inc. since December 2001, and was appointed as Chairperson of the Board on March 10, 2014. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was the Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions at Group TVA Inc. and at Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a university certificate in corporate governance from the Collège des administrateurs de sociétés. In November 2013, Ms. Lalande was appointed Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval.

Pierre Laurin, Director and member of the Audit Committee and of the Compensation Committee. Mr. Laurin is a Director and member of the Audit Committee and of the Compensation Committee of Quebecor Media since May 2013. Mr. Laurin has served as a Director of Quebecor since 1991. He also serves as Chairman of the Corporate Governance and Nominating Committee of Quebecor, as a member of the Compensation Committee and of the Audit Committee of Quebecor. He is also Director and member of the Audit Committee of Videotron since May 2013. Mr. Laurin was Chairman of the Board of Atrium Innovations Inc. from its beginning in 2000 until it was privatised in 2014. For a major part of his career, Pierre Laurin headed HEC Montréal (previously known as l’École des Hautes Études Commerciales) after which he moved over to the position of Vice-President, Planning and Administration, at Aluminium Company of Canada. He was then founding President of SOCCRENT, a venture capital company, and thereafter, President of Merrill Lynch, Quebec. He is an Officer of the Order of Canada and a Chevalier de l’Ordre du Mérite de la République française.

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of TVA Group and as a Director and member of the Audit Committee of Videotron. He also is a Director and member of the Audit Committee and of the Compensation Committee of Quebecor since May 2013. Mr. Lavigne is a Director, a member of the Audit Committee and the Chairman of the Pension Committee of Canada Post, a Director and member of the Audit Committee of Laurentian Bank of Canada, the Chairman of the Board of Directors of Teraxion Inc. and Director and Chairman of the Audit Committee of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Geneviève Marcon, Director. Ms. Marcon is a Director of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2012. Ms. Marcon is President of GM Developpement Inc., a company operating in the real-estate sector as owner, developer and manager of properties. Ms. Marcon is associated with the revitalization of the Saint-Roch neighbourhood in Québec City, where she conducted several restoration and construction projects for the transformation of this neglected neighbourhood into an attractive urban centre. Ms. Marcon, who has a background in industrial relations from Université Laval, has also made her mark in the retail business sector. Convinced of her vision for the development of Saint-Roch, she opened the Benjo store in 1995 which has since become a benchmark in the toy sector. Ms. Marcon is a member of the Board of Directors of Quebec International, a regional economic development agency. Recognized for her involvement in the community, Ms. Marcon is active in several social and cultural organizations.

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. He also serves as Vice Chairman of the Board of Quebecor since November 2009 and was appointed as Vice-Chairman of the Board of Quebecor Media on March 12, 2014. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media Corporation from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Barrick Gold Corporation, Wyndham Worldwide Corporation (New Jersey), The Blackstone Group LP (New York) and Lion Capital (London). He is Companion of the Order of Canada as well as Grand Officier de l’Ordre National du Québec.

Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. Mr. Provost has served as Executive Vice President, Private Equity, of the Caisse de dépôt et placement du Québec, one of the largest institutional fund managers in Canada and North America, since October 2003. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2003. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer from April 2009 to March 2012. Mr. Provost is a member of the Executive Committee of the Caisse de dépôt et placement du Québec and a director of the Fondation de l’Entrepreneurship.

Manon Brouillette, President and Chief Operating Officer, Videotron Ltd. In May 2013, Ms. Brouillette was promoted President and Chief Operating Officer of Videotron. From January 2012 to May 2013, she acted as President, Consumer Market. She acted as Executive Vice President, Strategy and Market Development of Videotron from March 2009 to January 2012. From January 2011 to May 2012, she also acted as Vice President and Chief Digital Officer of Quebecor Media. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development of Quebecor Media. She joined Videotron in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining Videotron, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Université Laval.

Pierre Dion, President and Chief Executive Officer, TVA Group Inc. Mr. Dion has been President and Chief Executive Officer of TVA Group Inc. since March 2005. He joined TVA Group inc. in September 2004 as Executive Vice President and Chief Operating Officer. Prior to that date, Mr. Dion was at Sélection du Reader’s Digest (Canada) during eight years, four of which as President and Chief Executive Officer. From 1990 to 1996, he held various management positions with Le Groupe Vidéotron ltée. Mr. Dion graduated from Bishop’s University and from the Executive Business Program at Queen’s University in Kingston, Ontario.

Julie Tremblay, President and Chief Executive Officer, Sun Media Corporation. . In September 2013, Ms. Julie Tremblay was promoted President and Chief Executive of Sun Media Corporation. From June 2011 to September 2013, she acted as Chief Operating Officer of Sun Media Corporation. She is also President of Sun News General Partnership since May 2013. Ms. Tremblay held different positions within the Quebecor group of companies since 1989, including the position of Vice President, Human Resources of Quebecor, a position she held over a period of 8 years. Prior to joining Quebecor, she practiced law in a private law firm. She has been a member of the Barreau du Québec since 1984 and holds a Bachelor degree of Arts with a minor in Political Science from McGill University.

Jean-François Pruneau, Senior Vice President and Chief Financial Officer. Mr. Pruneau has served as Vice President, Finance of the Corporation from May 2009 to November 2010 and was then promoted Chief Financial Officer. He also serves as Senior Vice President and Chief Financial Officer of Quebecor and as Vice President of Videotron and Sun Media. From October 2005 to May 2009, Mr. Pruneau served as Treasurer of the Corporation, Sun Media and Videotron. From February 2007 to May 2009, he also served as Treasurer of Quebecor. Prior to that, Mr. Pruneau served as Director, Finance and Assistant Treasurer Corporate Finance of Quebecor Media. Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

Marc M. Tremblay, Senior Vice President and Chief Legal Officer and Public Affairs. Mr. Tremblay was promoted Senior Vice President, Legal Affairs in March 2012 from his previous position as Vice President, Legal Affairs at Quebecor Media, a position he held from March 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

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

Isabelle Leclerc, Vice President, Human Resources. Ms. Leclerc was promoted to her current position in June 2011. From 2007 to her appointment, Ms. Leclerc served as Director, Human Resources and, Senior Director, Talent Management. From 2003 to 2007, Ms. Leclerc held several functions within Quebecor World Inc. Prior to joining Quebecor, Ms. Leclerc was a compensation consultant for 10 years with Towers Perrin and then with Aon Consulting Group. She is a member of the North American professional association World@Work. She holds an executive MBA from Landsbridge University.

Chloé Poirier, Vice President and Treasurer. Ms. Poirier was promoted Vice President and Treasurer in June 2013 from her previous position as Treasurer of Quebecor Media, a position she held since July 2009. She also serves as Vice President and Treasurer of Quebecor and Videotron, and as Treasurer of Sun Media. Ms. Poirier joined the Corporation in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and a trader at the Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor degree in Actuarial Science and an MBA from Université Laval.

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

Dominique Fortin, Assistant Secretary. Ms. Fortin joined Quebecor Media in March 2013 as Director, Compliance and Assistant Secretary. She is also Assistant Secretary of Quebecor, Videotron, TVA Group and Sun Media Corporation. Before joining Quebecor Media, Ms. Fortin was Director, Legal Affairs of Transat A.T. Inc. from 2009 to 2012. Prior to that, Ms. Fortin practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP), Desjardins Ducharme LLP and Davies Ward Phillips & Vineberg LLP for 20 years. She has been a member of the Barreau du Québec since 1985.

Changes to Board of Directors

On March 9, 2014, following the end of the period covered by this annual report, Quebecor announced that, following his decision to run for public office in the provincial elections, Pierre Karl Péladeau resigned as Chairman and member of the Boards of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and as Vice Chairman and member of the Board of Quebecor. If Mr. Péladeau is elected to the Quebec’s National Assembly on April 7, 2014, the date of the upcoming provincial election, then, to the extent required by applicable law and regulation, Mr. Péladeau is expected to place his financial interests in the parent corporation Quebecor in a mandate, agency or other structure in accordance with applicable law and regulation.

On March 12, 2014, Ms. Françoise Bertrand was appointed Chairperson of the Board of Directors of Quebecor Media and of Videotron in replacement of Pierre Karl Péladeau and Mr. Brian Mulroney was appointed Vice Chairman of the Board of Quebecor Media. In addition, Mr. Robert Dépatie, the current President and Chief Executive Officer of Quebecor Media, was appointed director of Quebecor, Quebecor Media, TVA Group and Videotron. Also, on March 10, 2014, Ms. Sylvie Lalande was appointed Chairman of the Board of TVA Group, in replacement of Pierre Karl Péladeau.

B - Compensation

Compensation of Directors

Our Directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. From January 1, 2011 to June 30, 2013, each Director was entitled to receive an annual director’s fee of $50,000 from Quebecor Media. Directors were also entitled to receive an attendance fee of $2,000 for each meeting of the Board of Directors or committee meeting attended (other than the Audit Committee) and an attendance fee of $3,000 for each Audit Committee meeting attended, each payable quarterly. The Chairman of our Audit Committee received additional fees of $14,000 per year and the Chairman of our Compensation Committee received additional fees of $5,000 per year. Each Compensation Committee member, other than the Chairman, also received additional fees of $2,000 per year. Each Audit Committee member, other than the Chairman, also received additional fees of $5,000 per year. Each Executive Committee member received additional fees of $3,000 per year. Since July 1, 2013, following a restructuring of the Boards of Directors of Quebecor and Quebecor Media, all Directors of Quebecor are also acting as Directors of Quebecor Media. Fees are now borne on a pro rata basis between the two corporations. Since July 1, 2013, each Director is entitled to receive an annual director’s fee of $60,000, and an annual attendance fee of $14,000. The Chairman of the Audit Committee receives additional fees of $60,000 per year and the Chairman of the Compensation Committee receives additional fees of $16,000 per year. Each Audit Committee member, other than the Chairman, also receives additional fees of $30,000 per year. Each Compensation Committee member, other than the Chairman, also receives additional fees of $11,000, and each Executive Committee member receives additional fees of $3,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees. Mr. Serge Gouin, who served as Chairman of the Board of Directors of Quebecor Media until May 2013, and Mr. Pierre Karl Péladeau, who serves as Chairman of the Board since then, have both received compensation from us for acting in such capacity.

From January 1 to June 30, 2013, the amount of compensation (including benefits in kind) paid to six of our Directors (other than Pierre Karl Péladeau) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $447,681. From July 1 to December 31, 2013, the amount of compensation (including benefits in kind) paid to seven Directors (other than Pierre Karl Péladeau) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $271,200. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2013, our senior executive officers, as a group, received aggregate compensation of $17 million for services they rendered in all capacities during 2013, which amount includes base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.

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

Under this stock option plan, 6,180,140 common shares of Quebecor Media (representing 6% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2013, an aggregate total of 921,711 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $57.60 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2013, a total of 554,309 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $8.8 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2013, an aggregate total of 1,647,309 options were outstanding (of which 186,298 were vested as at that date), with a weighted average exercise price of $52.67 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 23 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Quebecor Inc.’s Stock Option Plan

Under a stock option plan established by Quebecor, 13,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. Options usually vest as follows:  1/3 after one year,  2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.

During the year ended December 31, 2013, 822,959 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $22.23 per share, were granted to three senior executive officers of Quebecor Media. As of December 31, 2013, a total of 1,070,443 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $21.22 per share, were held by senior executive officers of Quebecor Media for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 31, 2013 was $26.44.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The benefits under the Quebecor Media plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $138,500. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $6,925 in respect of 2014. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. New employees are eligible to enroll in a retirement savings plan.

The total amount contributed by Quebecor Media in 2013 to provide the pension benefits was $87.5 millions on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 29 to our audited consolidated financial statements.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$138,500 or more	$27,700	$41,550	$55,400	$69,250	$83,100

Supplemental Retirement Benefit Plan (“SERP”) for Designated Executives

In addition to the pension plans in force, Quebecor Media and its subsidiaries provide supplemental retirement benefits to certain designated executives. Three senior executive officers of Quebecor Media are participants in a SERP.

One senior executive participates in the Quebecor Media plan and the benefits are equal, for each year of membership under the plan, to 2% of the difference between his average salary (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. Upon a beneficiary’s death after retirement, the plan provides for the payment of a pension to the eligible surviving spouse which represents 50% of the retiree’s pension and payable for up to ten years. The two other senior executive officers participate in other SERP established by Quebecor Media’s subsidiaries with benefits slightly less generous then the SERP established by Quebecor Media.

As of December 31, 2013, these three senior executive officers of Quebecor Media had credited service of approximately eleven years or less. The table below indicates the annual pension benefits that would be payable under Quebecor Media’s plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$12,300	$18,450	$24,600	$30,750	$36,900
$300,000	$32,300	$48,450	$64,600	$80,750	$96,900
$400,000	$52,300	$78,450	$104,600	$130,750	$156,900
$500,000	$72,300	$108,450	$144,600	$180,750	$216,900
$600,000	$92,300	$138,450	$184,600	$230,750	$276,900
$800,000	$132,300	$198,450	$264,600	$330,750	$396,900
$1,000,000	$172,300	$258,450	$344,600	$430,750	$516,900
$1,200,000	$212,300	$318,450	$424,600	$530,750	$636,900
$1,400,000	$252,300	$378,450	$504,600	$630,750	$756,900

C - Board Practices

In accordance with our charter, our Board of Directors may consist of at least one Director and no more than 20 Directors. Our Board of Directors currently consists of nine Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media (the “Corporation’s Shareholders Agreement”), our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2013, the size of our Board of Directors was increased from eight to nine directors, and our shareholders established that Quebecor would be entitled to nominate seven directors and Capital CDPQ would be entitled to nominate two directors. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Corporation’s Shareholders Agreement.

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

Executive Committee

The Executive Committee of our Board of Directors is currently composed of three members, namely Messrs. Robert Dépatie, Jean La Couture and A. Michel Lavigne. Mr. Dépatie is the Chairman of our Executive Committee. Subject to the provisions of the Corporation’s Shareholders Agreement, the Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options, which power has already been delegated by the Board of Directors to its Compensation Committee.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Messrs. Jean La Couture, Pierre Laurin and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our Code of Ethics for the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.

Compensation Committee

Our Compensation Committee is composed of Ms. Françoise Bertrand and Messrs. Pierre Laurin and A. Michel Lavigne. Ms. Bertrand is the Chair of our Compensation Committee. Our Compensation Committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries that do not have a Compensation Committee, and to formulate appropriate recommendations to the Board of Directors, among other things, concerning long-term compensation in the form of stock option grants. Our Compensation Committee is also responsible for the review, on an annual basis, of the compensation of our Directors.

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

D - Employees

At December 31, 2013, we had approximately 15,110 employees on a consolidated basis. At December 31, 2012 and 2011, we had approximately 16,865 and 16,950 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2013.

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements
Telecommunications	6,350	3,920	5
News Media	4,240	1,445	69
Broadcasting	1,480	880	13
Leisure and Entertainment	1,505	480	9
Interactive Technologies and Communications	1,075	—	—
Corporate(1)	460	—	—

Total	15,110	6,725	96

(1)	Includes Quebecor Media Sales, QMI Agency, QMI Content and QMI Digital

At December 31, 2013, approximately 45% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 96 collective bargaining agreements:

•

Videotron is party to five collective bargaining agreements representing approximately 3,920 unionized employees. Negotiations regarding one of the most important collective bargaining agreements, covering unionized employees in the Montréal region are currently in progress. There are also three collective bargaining agreements covering unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2015 and December 31, 2018 respectively. One other collective bargaining agreement, covering approximately 70 employees of our SETTE inc. subsidiary will expire on December 31, 2015.

•

Sun Media is party to 67 collective bargaining agreements, representing approximately 1,275 unionized employees. 16 collective bargaining agreements have expired, representing approximately 410 unionized employees, or 32% of its unionized workforce. Negotiations regarding these collective bargaining agreements are either in progress or will be undertaken in 2014. Of the other collective bargaining agreements, 9 will expire in 2014, representing approximately 140 employees or 10% of its unionized workforce and the others to expire on various dates through December 2019.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 880 unionized employees. Of this number, three collective bargaining agreements, representing approximately 660 unionized employees or approximately 75% of its unionized workforce, have expired. On February 16, 2014, TVA Group and the union representing its employees reached an agreement in principle concerning one of the collective agreements that expired on December 31, 2013, covering 68% of the company’s unionized permanent employees. This agreement was ratified at a general meeting held on February 26, 2014. Eight collective bargaining agreements representing approximately 180 unionized employees or less than 20% of its unionized workforce will expire in 2014. The other collective bargaining agreements will expire in 2015.

•

Of the other 11 collective bargaining agreements, representing approximately 650 unionized employees, one collective bargaining agreement representing approximately 30 unionized employees is expired and a group representing approximately 30 employees has received approval for a new collective agreement in December 2013. Negotiations regarding these collective bargaining agreements will be undertaken in 2014. The other collective bargaining agreements will expire between April 2015 and December 2017.

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A - Major Shareholders

As of December 31, 2013, Capital CDPQ indirectly held 25,439,134 shares of our Corporation, representing a 24.6% interest in Quebecor Media (excluding dilution from options under Quebecor Media’s stock option plan) and Quebecor held, directly and indirectly, 77,812,366 common shares of our Corporation, representing a 75.4% voting and equity interest in us. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the CDPQ, one of Canada’s largest pension fund managers.

To the knowledge of our Directors and officers and according to public information available, the only persons or companies which, as at March 10, 2014, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were: Pierre Karl Péladeau, Beutel, Goodman & Co. Ltd. and Letko, Brosseau & Associates Inc.

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	34,936,928	89.23%	414,520	0.48%	73.32%
Beutel, Goodman & Co. Ltd.	—	—	19,180,406	22.43%	4.02%
Letko, Brosseau & Associates Inc.	—	—	8,380,156	10.41%	1.87%

B - The Corporation’s Shareholders Agreement

We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor and certain of its wholly owned subsidiaries, and Capital CDPQ, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the Corporation’s Shareholders Agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as “QMI Shares”, on a fully-diluted basis.

The Corporation’s Shareholders Agreement provides, among other things, for:

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

The Corporation’s Shareholders Agreement provides that once we become a reporting issuer and have a 20% public “float” of QMI Shares, certain provisions of the Corporation’s Shareholders Agreement will cease to apply, including the consent rights described under subsections (d)(4) and (f) in the description of the Corporation’s Shareholders Agreement above.

In a separate letter agreement, dated December 11, 2000, Quebecor and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the Corporation’s Shareholders Agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully diluted basis or, in the case of TVA Group only, 10%.

In connection with the October 2012 agreement with CDPQ regarding a partial sale of Capital CDPQ’s interest in Quebecor Media and the transactions contemplated thereunder, our shareholders agreed to amend the Corporation’s Shareholders Agreement and entered into an amending agreement among Quebecor, certain of Quebecor’s wholly owned subsidiaries, CDPQ and Capital CDPQ providing for, among other things:

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

Following the October 2012 transactions with CDPQ, our shareholders, acting by written resolution, increased the size of our Board of Directors from eight to nine directors and established that Quebecor would be entitled to nominate seven directors and Capital CDPQ would be entitled to nominate two directors.

C - Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $12.1 million ($14.4 million in 2012 and $11.7 million in 2011), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.5 million ($3.8 million in 2012 and $3.2 million in 2011). These transactions were accounted for at the consideration agreed between parties.

Corporate reorganization

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

In 2013, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.7 million in 2012 and $2.0 million in 2011), and incurred management fees of $2.0 million ($1.1 million in 2012 and 2011) with the Corporation’s shareholders.

Tax transactions

In 2013, the parent corporation transferred $29.0 million of non-capital losses ($43.4 million in 2012 and none in 2011) to the Corporation and its subsidiaries in exchange for a total cash consideration of $6.9 million ($10.2 million in 2012 and none in 2011). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $0.9 million in its income tax expense in 2013 ($1.5 million in 2012 and none in 2011).

D - Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A - Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2013, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B - Legal Proceedings

In February 2012, a settlement was reached in legal proceedings against some of our subsidiaries, initiated by another corporation in relation to printing contracts, including the cancellation of printing contracts. The settlement did not have a material impact on our financial statements.

In addition, we and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

C - Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2013, our issued and outstanding share capital was as follows:

•	103,251,500 common shares outstanding, of which 77,812,366 were held by Quebecor and 25,439,134 were held by Capital CDPQ; and

•	1,630,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Québec Inc., an indirect wholly-owned subsidiary of Quebecor Media.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2013, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2012, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2011, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D - Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects”), there has been no significant change in our financial position since December 31, 2013.

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

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system. The record holder of our 7 3/4% Senior Notes due 2016 and our 5 3/4% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 7 3/8% Senior Notes due 2021 and our 6 5/8% Senior Notes due 2023 is CDS Clearing and Depository Services Inc.

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

As of December 31, 2013, there were no issued and outstanding Series A Shares.

As of December 31, 2013, there were no issued and outstanding Series B Shares.

As of December 31, 2013, there were no issued and outstanding Series C Shares.

As of December 31, 2013, there were no issued and outstanding Series D Shares.

As of December 31, 2013, there were no issued and outstanding Series E Shares.

As of December 31, 2013, there were no issued and outstanding Series F Shares.

As of December 31, 2013, there were 1,630,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Québec Inc., one of our indirect wholly-owned subsidiaries. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

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

1.	(a)	Our by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which our Corporation is a party. A director must also disclose a contract or transaction to which the Corporation and any of the following are a party:

		a)	an associate of the director;

		b)	a group of which the director is a director;

		c)	a group in which the director or an associate of the director has an interest.

No director may vote on a resolution to approve, amend or terminate the contract or transaction, or be present during deliberations concerning the approval, amendment or termination of such a contract or transaction unless the contract or transaction:

	a)	relates primarily to the remuneration of the director or an associate of the director as a director of the Corporation or an affiliate of the Corporation;

	b)	relates primarily to the remuneration of the director or an associate of the director as an officer, employee or mandatary of the Corporation or an affiliate of the Corporation, if the Corporation is not a reporting issuer;

	c)	is for the indemnification of the directors in certain circumstances or liability insurance taken out by the Corporation;

	d)	is with an affiliate of the Corporation, and the sole interest of the director is as a director or officer of the affiliate.

(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, our directors may authorize us to borrow money and obtain advances upon the credit of our Corporation, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of our Corporation, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of our Corporation to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.

Neither the Articles nor our by-laws contain any provision with respect to (i) the retirement or non-retirement of our directors under an age limit requirement or (ii) the number of shares, if any, required for the qualification of our directors.

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

For a description of the Corporation’s Shareholders Agreement among the holders of our common stock, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” in this annual report.

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

As long as there are Cumulative First Preferred Shares outstanding, we shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Business Corporations Act (Quebec), (a) create any other class of shares ranking pari passu or in priority to any outstanding series of the Cumulative First Preferred Shares, (b) voluntarily liquidate or dissolve our Corporation or execute any decrease of capital involving the distribution of assets on any other shares of our capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to any series of the Cumulative First Preferred Shares.

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

4.	Shareholder Meetings: Our by-laws and the Business Corporations Act (Québec) provide that the annual meeting of our shareholders shall be held within fifteen (15) months after the last preceding annual meeting. All shareholders meetings shall be held within the province of Québec at the place and time determined by our Board of Directors and may be called by order of our Board of Directors.

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

5.

Limitations on right to own securities: There are regulations related to the ownership and control of Canadian broadcast undertakings as described under “Item 4 — Information on the Corporation — Regulation”. There is no other limitation imposed by Canadian law or by the Articles or other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Act and the Radiocommunication Act. The Investment Act requires “non-Canadian” (as defined in the Investment Act) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Act) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Act, unless a specific exemption applies. The Investment Act requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Act. Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (“CTCCOCR”). Under the CTCCOCR, the holding corporation of a Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the holding corporation of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

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

On October 11, 2012, we issued CAN$500,000,000 aggregate principal amount of our 6 5/8% Senior Notes due January 15, 2023 pursuant to an Indenture, dated as of October 11, 2012, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2023. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(b)	Indenture relating to US$850,000,000 of our 5 3/4% Senior Notes due January 15, 2023 dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 11, 2012, we issued US$850,000,000 aggregate principal amount of our 5 3/4% Senior Notes due January 15, 2023 pursuant to an Indenture dated as of October 11, 2012, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on January 15, 2023. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

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

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7  3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured and mature on March 15, 2016. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are not guaranteed by our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. On November 2, 2012, we redeemed and retired US$320,000,000 aggregate principal amount of Quebecor Media’s outstanding 7 3/4% Senior Notes due 2016. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and do not form a single series and are not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in paragraph (e) below.

(e)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes were unsecured, bearing a maturity date of March 15, 2016. On August 30, 2013, Quebecor Media redeemed and retired the entire remaining principal amount outstanding of these 7 3/4% Senior Notes issued on January 17, 2006. Interest on these notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes were not guaranteed by our subsidiaries. These notes were redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contained customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurred and was continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes could declare all the notes to be due and payable immediately. These notes were issued under a different indenture from, and did not form a single series and were not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph.

(f)	Amended and Restated Credit Agreement, dated as of June 14, 2013, as amended, by and among Quebecor Media, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of America, N.A., as administrative agent.

Our senior secured credit facilities are comprised of a $300,000,000 revolving credit facility (“Revolving Facility”) that matures on January 15, 2017 and a US$350,000,000 term credit facility (“Facility B”) that matures on August 17, 2020. Our senior secured credit facilities also provide us with the ability to borrow up to an additional amount of $800,000,000 (minus the equivalent amount in Canadian dollars of Facility B as of August 1, 2013) under an uncommitted incremental facility (or increase to the Revolving Facility or Facility B), subject to absence of default and lenders being willing to fund the incremental amount. We may draw letters of credit under our Revolving Facility. The proceeds of our senior secured credit facilities may be used for our general corporate purposes.

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. LIBOR, plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the Revolving Facility, the applicable margin is determined by our Leverage Ratio (as defined in our senior secured credit facilities) and ranges from 1.125% when this ratio is less than or equal to 2.75x to 2.00% when this ratio is greater than 4.5x. With regard to bankers’ acceptances and letters of credit under the Revolving Facility, the applicable margin ranges from 2.125% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. With regard to U.S. LIBOR advances under the Revolving Facility, the applicable margin ranges from 2.125% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable. Borrowings under Facility B bear interest at the U.S. prime rate or U.S. LIBOR, plus, in each case, an applicable margin. With regard to U.S. prime rate advances under Facility B, the applicable margin is 1.5% and with regard to U.S. LIBOR advances under Facility B, the applicable margin is 2.5%. Borrowings under the Revolving Facility are repayable in full on January 15, 2017 and those under Facility B are repayable in full on August 17, 2020.

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property and first-ranking pledges of all of the shares (subject to certain permitted encumbrances) of Videotron.

Our senior secured credit facilities contain customary covenants that restrict and limit our ability to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, incur indebtedness and enter into related party transactions. In addition, our senior secured credit facilities contain customary financial covenants solely for the benefit of lenders under the Revolving Facility. Our senior secured credit facilities contain customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Quebecor Media and its material subsidiaries (including Videotron), and the occurrence of a change of control.

(g)

Indenture relating to US$650,000,000 of Videotron’s 6 7/8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, Videotron issued US$335,000,000 aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, Videotron issued an additional US$315,000,000 aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. In March 2012, Videotron redeemed and retired the entire remaining principal amount outstanding of these 6 7/8% Senior Notes due January 15, 2014. These notes were unsecured, bearing a maturity date of January 15, 2014. Interest on these notes was payable in cash semi-annually in arrears on January 15 and July 15 of each year. These notes were guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. The notes were redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contained customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurred and was continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes could declare all the notes to be due and payable immediately.

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

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. On March 5, 2009, Videotron issued an additional US$260,000,000 aggregate principal amount of these 9 1/8% Senior Notes due 2018. These notes, which form a single series and class, are unsecured and mature on April 15, 2018. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On July 2, 2013 Videotron redeemed and retired US$380,000,000 aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes due 2018.

(j)

Indenture relating to CAN$300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

On July 5, 2011, Videotron issued CAN$300,000,000 aggregate principal amount of its 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on July 15, 2021. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(l)	Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, Videotron issued US$800,000,000 aggregate principal amount of its 5% Senior Notes due July 15, 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on July 15, 2022. Interest on these notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(m)

Indenture relating to CAN$400,000,000 of Videotron’s 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, Videotron issued CAN$400,000,000 aggregate principal amount of its 5 5/8% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on June 15, 2025. Interest on these notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(n)	Credit Agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended on June 14, 2013.

Videotron’s $650,000,000 senior secured credit facilities provide for a $575,000,000 secured revolving credit facility that matures on July 19, 2018 and a $75,000,000 secured export financing facility providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to Videotron’s contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under Videotron’s revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron’s credit agreement) of the Relevant Group (as defined in such credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.325% when this ratio is less than 1.5x, to 1.625% when this ratio is greater than or equal to 4.5x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.325% when this ratio is less than 1.5x, to 2.625% when this ratio is greater than or equal to 4.5x. Videotron has also agreed to pay a specified commitment fee. Advances under Videotron’s export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

The revolving credit facility will be repayable in full on July 19, 2018. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

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

Videotron’s senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, Videotron’s senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

D - Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of the Corporation’s securities, other than withholding tax requirements. Canada has no system of exchange controls.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Corporation on the right of a non-resident to hold voting shares of the Corporation, other than as provided by the Investment Canada Act, as amended (the “Investment Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Corporation — Regulation”.

E - Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 3/4% Senior Notes due 2016 issued on October 5, 2007 (the “2007 OID notes”), our 7 3/8% Senior Notes due 2021 issued on January 5, 2011 (the “2011 C$ notes”), our 5 3/4% Senior Notes due 2023 issued on October 11, 2012 (the “2012 US$ notes”) and our 6 5/8% Senior Notes due 2023 issued on October 11, 2012 (the “2012 C$ notes”) (and collectively with our 2007 OID notes, 2011 C$ notes and 2012 US$ notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code or U.S. Holders subject to the 3.8% Medicare tax on net investment income) or to U.S. Holders that may be subject to special rules under U.S. federal income tax law, including:

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

The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. Moreover, this discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.

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

To ensure compliance with requirements imposed by the IRS, you are hereby informed that the U.S. tax advice contained herein: (i) is written in connection with the promotion or marketing by Quebecor Media of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

PROSPECTIVE U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Interest on the Notes

Interest on the 2011 C$ notes, 2012 US$ note and 2012 C$ notes

Payments of stated interest on the 2011 C$ notes, 2012 US$ notes and our 2012 C$ notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

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

Market Discount, Acquisition Premium, and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than their revised issue price in the case of 2007 OID notes (which generally should be equal to the sum of the issue price of the 2007 OID notes and all OID includible in income by all holders prior to such Holder’s acquisition of the 2007 OID notes (without regard to reduction of OID for acquisition premium), and less any cash payments on the 2007 OID notes other than qualified stated interest), this difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related note to its maturity date.

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

In addition, U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) are required to report their holdings, along with other information, on their tax returns, with certain exceptions. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

Certain Canadian Material Federal Income Tax Considerations for Residents of the United States

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

F - Dividends and Paying Agents

Not applicable.

G - Statement By Experts

Not applicable.

H - Documents on Display

We file periodic reports and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at prescribed rates. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov.

In addition, you may obtain a copy of the documents to which we refer you in this annual report without charge upon written or oral request to: Quebecor Media Inc., 612 St-Jacques Street, Montréal, Québec, Canada, H3C 4M8, Attention: Investor Relations. Our telephone number is (514) 380-1999.

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

Foreign currency risk and interest rate risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S. dollar-denominated debt obligations outstanding as of December 31, 2013, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage cash flow and risk exposure. As of December 31, 2013, after taking into account the hedging instruments, long-term debt was comprised of 82.6% fixed-rate debt (90.9% in 2012) and 17.4% floating-rate debt (9.1% in 2012).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2013 is $8.6 million.

Commodity price risk

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2013, the total newsprint consumption of our newspaper operations was approximately 123,900 metric tonnes. Newsprint represents our single largest raw material expense and one of our News Media segment most significant operating costs. Newsprint expense represented approximately 8.7% ($59.8 million) of our News Media segment’s operating expenses for the year ended December 31, 2013. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer (our “Newsprint Supplier”). Pursuant to the terms of our agreement with our Newsprint Supplier, we obtain newsprint at a discount to market prices, receive additional volume rebates if certain thresholds are met and benefit from a ceiling on the unit cost of newsprint. Our agreement with our Newsprint Supplier expires on December 31, 2015 and there can be no assurance that we will be able to renew this agreement or that our Newsprint Supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from our Newsprint Supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect the profitability of our newspaper business and our results of operations. We also rely on our Newsprint Supplier for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our Newsprint Supplier or the cessation of operations of our Newsprint Supplier.

In addition, since our newspaper operations are labour intensive and located across Canada, our newspaper business has a relatively high fixed-cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $28.4 million as of December 31, 2013 ($29.6 million as of December 31, 2012). As of December 31, 2013, 9.8% of trade receivables were 90 days past their billing date (9.9% as of December 31, 2012).

The Corporation believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation and its subsidiaries are exposed to the risk of non-performance by a third party. When the Corporation and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

Fair value of financial instruments

See “Item 5 – Operating and Financial Review and Prospects – Additional Information – Financial Instruments and Financial Risks – Fair Value of Financial Instruments” in this annual report.

Material limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal repayments

As of December 31, 2013, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2014	$100.2
2015	211.1
2016	412.7
2017	14.5
2018	362.8
2019 and thereafter	3,938.9

Total	$5,040.2

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

B - Use of Proceeds

Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Chief Financial Officer, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Chief Financial Officer concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Corporation files or submits under the Securities Exchange Act is accumulated and communicated to management, including the Corporation’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Quebecor Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the Corporation (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Quebecor Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Quebecor Media’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quebecor Media’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of Quebecor Media are being made only in accordance with authorizations of management and directors of Quebecor Media; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quebecor Media’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the original framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2013.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2013, 2012 and 2011. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2013 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2013, 2012 and 2011, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Audit Fees(1)	$2,584,782	$2,810,841	$2,978,183
Audit related Fees(2)	585,064	245,103	229,296
Tax Fees(3)	60,413	74,685	50,782
All Other Fees(4)	–	82,316	72,408

Total	$3,230,259	$3,212,945	$3,330,669

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2013, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation of Quebecor Media as of January 17, 2013 (incorporated by reference to Exhibit 1.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

1.2	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 1.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

1.3	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.4	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.5	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006, Commission file No. 333-13792).

1.6	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007, Commission file No. 333-13792).

1.7	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008, Commission file No. 333-13792).

1.8	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009, Commission file No. 333-13792).

2.1	Form of 7 3/4% Senior Note due 2016 of Quebecor Media originally issued on January 17, 2006 (incorporated by reference to Exhibit A to Exhibit 2.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006, Commission file No. 333-13792).

2.2	7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 29, 2006, Commission file No. 333-13792).

2.3	Form of 7 3/4% Senior Note due 2016 of Quebecor Media originally issued on October 5, 2007 (incorporated by reference to Exhibit A to Exhibit 4.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

2.5	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.6	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.7	Form of 6 5/8% Senior Notes due January 15, 2023 of Quebecor Media (included as Exhibit A to Exhibit 2.8 below).

2.8	Indenture, relating to Quebecor Media’s 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.9	Form of 5 3/4% Senior Notes due January 15, 2023 of Quebecor Media (included as Exhibit A to Exhibit 2.10 below).

2.10	Indenture, relating to Quebecor Media’s 5 3/4% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.11	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.12	Form of Notation of Guarantee by the subsidiary guarantors of Videotron’s 6 3/8% Senior Notes due 2015 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.13	Indenture relating to Videotron 6 3/8% Senior Notes, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.14	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.15	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.16	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.17	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.18	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.19	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes of Videotron due April 15, 2018 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.13 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.20	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.21	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.22	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.24	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.29 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.25	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.26	Form of Notation of Guarantee by the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.27	Indenture relating to Videotron 7 1/8% Senior Notes, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

2.28	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.29	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.30	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.37 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.31	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.32	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.33	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.34	Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.35	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.36	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.37	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.39).

2.38	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.39).

2.39	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written resolution adopted by the Shareholders of Quebecor Media on May 25, 2011 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.5 to Quebecor Media’a Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

3.4	Amendment Agreement, dated as of October 11, 2012, amending the Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media (incorporated by reference to Exhibit 3.4 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

4.1	First Amendment to the Amended and Restated Credit Agreement, dated as of August 1, 2013, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent.

4.2	Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent.

4.3	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors.

4.4	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.5	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.6	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.7	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.8	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
	Name:	Jean-François Pruneau
	Title:	Senior Vice President and Chief Financial Officer

Dated: March 20, 2014

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013, 2012 and 2011

Report of Ernst & Young LLP to the Board of Directors and to the Shareholders of Quebecor Media (with respect to Quebecor Media’s consolidated financial statements for the years ended December 31, 2013, 2012 and 2011)

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholders of

Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada	/s/ Ernst & Young LLP[1]

March 12, 2014

[1]	CPA auditor, CA, public accountancy permit no. A107913

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2013, 2012 and 2011

(in millions of Canadian dollars)

	Note	2013	2012	2011
			(restated, note 1 (b))	(restated, note 1 (b))

Revenues	2	$4,277.2	$4,248.9	$4,094.7

Employee costs	3	994.9	1,023.2	973.7
Purchase of goods and services	3	1,823.4	1,843.6	1,808.4
Amortization		662.2	594.9	507.5
Financial expenses	4	362.8	337.5	319.6
Loss (gain) on valuation and translation of financial instruments	5	244.4	(136.9)	(52.0)
Restructuring of operations, impairment of assets and other special items	6	29.9	28.5	29.3
Impairment of goodwill and intangible assets	7	281.3	186.0	—
Loss on debt refinancing	9	18.9	6.3	4.0

(Loss) income before income taxes		(140.6)	365.8	504.2
Income taxes	11	31.1	130.4	141.4

(Loss) income from continuing operations		(171.7)	235.4	362.8
Income (loss) from discontinued operations	8	19.3	(3.7)	14.8

Net (loss) income		$(152.4)	$231.7	$377.6

(Loss) income from continuing operations attributable to
Shareholders		$(178.9)	$238.3	$350.8
Non-controlling interests		7.2	(2.9)	12.0

Net (loss) income attributable to
Shareholders		$(159.6)	$234.6	$365.6
Non-controlling interests		7.2	(2.9)	12.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2013, 2012 and 2011

(in millions of Canadian dollars)

	Note	2013	2012	2011
			(restated, note 1 (b))	(restated, note 1 (b))

Net (loss) income		$(152.4)	$231.7	$377.6

Other comprehensive income (loss):
Items that may be reclassified to income:
Gain (loss) on translation of net investments in foreign operations		4.4	(1.4)	1.6
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(45.1)	33.1	(9.5)
Deferred income taxes		(1.2)	2.9	(2.0)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	29	141.6	(18.0)	(76.8)
Deferred income taxes		(37.4)	4.7	20.2
Reclassification to income:
(Gain) loss related to cash flows hedges	9	(14.5)	(15.3)	0.8
Deferred income taxes		1.1	0.5	(0.2)

		48.9	6.5	(65.9)

Comprehensive (loss) income		$(103.5)	$238.2	$311.7

Comprehensive (loss) income attributable to
Shareholders		$(123.3)	$242.3	$306.6
Non-controlling interests		19.8	(4.1)	5.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2013, 2012 and 2011

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock (note 22)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (note 24)	Equity attributable to non- controlling interests	Total equity

Balance as of December 31, 2010, as previously reported	$1,752.4	$3,176.6	$(2,270.2)	$24.6	$131.8	$2,815.2
Changes in accounting policies (note 1 (b))	—	—	37.5	(40.4)	(1.0)	(3.9)

Balance as of December 31, 2010, as restated	1,752.4	3,176.6	(2,232.7)	(15.8)	130.8	2,811.3
Net income	—	—	365.6	—	12.0	377.6
Other comprehensive loss	—	—	—	(59.0)	(6.9)	(65.9)
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Dividends	—	—	(100.0)	—	(1.2)	(101.2)

Balance as of December 31, 2011	1,752.4	3,176.6	(1,967.1)	(74.8)	135.7	3,022.8
Net income (loss)	—	—	234.6	—	(2.9)	231.7
Other comprehensive income (loss)	—	—	—	7.7	(1.2)	6.5
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—
Reclassification of stated capital (note 22)	3,175.0	(3,175.0)	—	—	—	—
Repurchase of shares (note 22)	(811.3)	—	(188.8)	—	—	(1,000.1)
Dividends	—	—	(100.0)	—	(0.5)	(100.5)

Balance as of December 31, 2012	4,116.1	1.3	(2,021.3)	(67.1)	131.4	2,160.4
Net (loss) income	—	—	(159.6)	—	7.2	(152.4)
Other comprehensive income	—	—	—	36.3	12.6	48.9
Dividends	—	—	(100.0)	—	(0.4)	(100.4)
Business acquisition	—	—	—	—	0.3	0.3

Balance as of December 31, 2013	$4,116.1	$1.3	$(2,280.9)	$(30.8)	$151.1	$1,956.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2013, 2012 and 2011

(in millions of Canadian dollars)

	Note	2013	2012	2011
			(restated, note 1 (b))	(restated, note 1 (b))

Cash flows related to operating activities
(Loss) income from continuing operations		$(171.7)	$235.4	$362.8
Adjustments for:
Amortization of property, plant and equipment	14	520.8	456.3	387.3
Amortization of intangible assets	15	141.4	138.6	120.2
Loss (gain) on valuation and translation of financial instruments	5	244.4	(136.9)	(52.0)
Gain on disposal of assets	6	—	(12.9)	—
Impairment of assets	6	3.2	7.5	1.5
Impairment of goodwill and intangible assets	7	281.3	186.0	—
Loss on debt refinancing	9	18.9	6.3	4.0
Amortization of financing costs and long-term debt discount	4	11.9	14.3	12.8
Deferred income taxes	11	(64.3)	73.4	159.1
Other		(0.6)	4.5	(3.5)

		985.3	972.5	992.2
Net change in non-cash balances related to operating activities		(52.9)	150.6	(128.7)

Cash flows provided by continuing operating activities		932.4	1,123.1	863.5

Cash flows related to investing activities
Business acquisitions	10	(15.0)	(2.0)	(55.7)
Business disposals	8	59.2	0.8	—
Additions to property, plant and equipment	14	(585.7)	(709.9)	(779.4)
Additions to intangible assets	15	(66.1)	(93.9)	(91.1)
Proceeds from disposals of assets	6	19.5	29.4	12.0
Acquisition of tax deductions from the parent corporation	28	(6.9)	(10.2)	—
Other		1.7	(1.4)	(1.7)

Cash flows used in continuing investing activities		(593.3)	(787.2)	(915.9)

Cash flows related to financing activities
Net change in bank indebtedness		—	(4.0)	(0.9)
Net change under revolving facilities		—	(19.7)	1.7
Issuance of long-term debt, net of financing fees	20	752.6	2,102.1	685.8
Repayments of long-term debt	9	(722.8)	(1,202.3)	(487.1)
Settlement of hedging contracts	9	(29.7)	(43.6)	(160.2)
Repurchase of Common Shares	22	—	(1,000.1)	—
Dividends		(100.0)	(100.0)	(100.0)
Dividends paid to non-controlling interests		(0.4)	(0.5)	(1.2)
Other		—	0.1	1.0

Cash flows used in continuing financing activities		(100.3)	(268.0)	(60.9)

Net change in cash and cash equivalents from continuing operations		$238.8	$67.9	$(113.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2013, 2012 and 2011

(in millions of Canadian dollars)

	Note	2013	2012	2011
			(restated, note 1 (b))	(restated, note 1 (b))

Net change in cash and cash equivalents from continuing operations		$238.8	$67.9	$(113.3)
Cash flows provided by discontinued operations	8	7.9	17.3	15.5
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		1.2	—	0.1
Cash and cash equivalents at beginning of year		228.7	143.5	241.2

Cash and cash equivalents at end of year		$476.6	$228.7	$143.5

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$207.3	$76.0	$27.0
Cash equivalents		269.3	152.7	116.5

		$476.6	$228.7	$143.5

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$4.8	$22.9	$(13.8)
Inventories		15.5	24.8	(38.1)
Accounts payable, accrued charges and provisions		(102.5)	92.3	(18.0)
Income taxes		51.5	53.0	(51.2)
Stock-based compensation		3.1	(8.0)	(14.8)
Deferred revenues		(8.7)	(8.9)	22.9
Defined benefit plans		(20.6)	(7.3)	(17.3)
Other		4.0	(18.2)	1.6

		$(52.9)	$150.6	$(128.7)

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$2.2	$52.8	$(26.7)

Interest and taxes reflected as operating activities
Cash interest payments		$336.8	$301.3	$309.9
Cash income tax payments (net of refunds)		49.6	6.6	30.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(in millions of Canadian dollars)

	Note	2013	2012
			(restated, note 1 (b))

Assets

Current assets
Cash and cash equivalents		$476.6	$228.7
Accounts receivable	12	565.7	578.0
Income taxes		18.0	10.6
Amounts receivable from parent corporation		6.7	11.5
Inventories	13	239.4	255.5
Prepaid expenses		47.9	37.5
Assets held for sale	8	76.9	—

		1,431.2	1,121.8

Non-current assets
Property, plant and equipment	14	3,398.4	3,353.2
Intangible assets	15	808.8	956.7
Goodwill	16	3,061.5	3,371.6
Derivative financial instruments	27	142.1	35.7
Deferred income taxes	11	26.6	19.7
Other assets	17	101.7	102.1

		7,539.1	7,839.0

Total assets		$8,970.3	$8,960.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2013 and 2012

(in millions of Canadian dollars)

	Note	2013	2012
			(restated, note 1 (b))

Liabilities and equity

Current liabilities
Accounts payable and accrued charges	18	$693.2	$784.9
Provisions	19	39.4	45.9
Deferred revenue		288.8	289.0
Income taxes		89.2	33.9
Derivative financial instruments	27	116.2	28.5
Current portion of long-term debt	20	100.2	21.3
Liabilities held for sale	8	9.0	—

		1,336.0	1,203.5

Non-current liabilities
Long-term debt	20	4,875.8	4,407.4
Derivative financial instruments	27	77.3	270.1
Other liabilities	21	155.8	329.5
Deferred income taxes	11	568.6	589.9

		5,677.5	5,596.9

Equity
Capital stock	22	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,280.9)	(2,021.3)
Accumulated other comprehensive loss	24	(30.8)	(67.1)

Equity attributable to shareholders		1,805.7	2,029.0
Non-controlling interests		151.1	131.4

		1,956.8	2,160.4
Commitments and contingencies	19, 25
Guarantees	26
Subsequent event	31

Total liabilities and equity		$8,970.3	$8,960.8

See accompanying notes to consolidated financial statements.

On March 12, 2014, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

On behalf of the Board of Directors,

/s/ Françoise Bertrand, Chairperson of the Board	/s/ Jean La Couture, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2013, 2012 and 2011

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

	% voting	% equity

Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0%	100.0%
Quebecor Media Printing Inc.	100.0%	100.0%
TVA Group Inc.	99.9%	51.4%
Archambault Group Inc.	100.0%	100.0%
Nurun Inc.	100.0%	100.0%

The Corporation is operating, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service. The News Media segment produces proprietary news content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, movie distribution businesses in Canada and out-of-home advertising. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVDs, Blu-ray discs, console games, musical instruments and magazines in Canada, movie and console game rentals in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada, video game development, operation of a Quebec Major Junior Hockey League team, and sporting and cultural events management. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

In 2013, the Corporation changed its organizational structure, resulting in the transfer of its home entertainment store chain Le SuperClub Vidéotron ltée, from the Telecommunications segment to the Leisure and Entertainment segment, and in the transfer of its out-of-home advertising business from the News Media segment to the Broadcasting segment. Accordingly, prior period figures in the Corporation’s segmented information were reclassified to reflect this change.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2013, 2012 and 2011

(in million of Canadian dollars)

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2013

Revenues	$2,711.8	$784.2	$458.9	$298.9	$139.2	$(115.8)	$4,277.2
Employee costs	370.5	266.0	141.6	58.9	91.2	66.7	994.9
Purchase of goods and services	1,056.5	420.5	271.9	223.4	33.6	(182.5)	1,823.4

Adjusted operating income[1]	1,284.8	97.7	45.4	16.6	14.4	—	1,458.9

Amortization							662.2
Financial expenses							362.8
Loss on valuation and translation of financial instruments							244.4
Restructuring of operations, impairment of assets and other special items							29.9
Impairment of goodwill and intangible assets							281.3
Loss on debt refinancing							18.9

Loss before income taxes							$(140.6)

Additions to property, plant and equipment	$546.8	$10.0	$21.7	$3.0	$1.7	$2.5	$585.7
Additions to intangible assets	51.6	7.4	3.1	4.4	0.2	(0.6)	66.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2013, 2012 and 2011

(in million of Canadian dollars)

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2012
							(restated, note 1 (b))

Revenues	$2,597.8	$875.5	$457.6	$311.6	$145.5	$(139.1)	$4,248.9
Employee costs	359.3	312.7	153.8	58.2	89.3	49.9	1,023.2
Purchase of goods and services	1,034.8	457.7	270.4	228.3	46.4	(194.0)	1,843.6

Adjusted operating income[1]	1,203.7	105.1	33.4	25.1	9.8	5.0	1,382.1

Amortization							594.9
Financial expenses							337.5
Gain on valuation and translation of financial instruments							(136.9)
Restructuring of operations, impairment of assets and other special items							28.5
Impairment of goodwill and intangible assets							186.0
Loss on debt refinancing							6.3

Income before income taxes							$365.8

Additions to property, plant and equipment	$669.5	$5.7	$22.2	$6.4	$4.2	$1.9	$709.9
Additions to intangible assets	75.9	11.6	3.6	5.0	—	(2.2)	93.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2013, 2012 and 2011

(in million of Canadian dollars)

	Telecommunications	News Media	Broadcasting	Leisure and Entertainment	Interactive Technologies and Communications	Head office and Intersegments	Total
							2011
							(restated, note 1 (b))

Revenues	$2,389.3	$933.9	$436.3	$334.5	$120.9	$(120.2)	$4,094.7
Employee costs	320.4	327.9	143.9	57.8	78.7	45.0	973.7
Purchase of goods and services	995.3	463.5	245.1	238.4	34.3	(168.2)	1,808.4

Adjusted operating income[1]	1,073.6	142.5	47.3	38.3	7.9	3.0	1,312.6

Amortization							507.5
Financial expenses							319.6
Gain on valuation and translation of financial instruments							(52.0)
Restructuring of operations, impairment of assets and other special items							29.3
Loss on debt refinancing							4.0

Income before income taxes							$504.2

Additions to property, plant and equipment	$725.1	$12.4	$30.5	$6.5	$4.3	$0.6	$779.4
Additions to intangible assets	70.7	10.8	5.8	3.8	—	—	91.1

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(k)), the liability related to stock-based compensation (note 1(u)) and the net defined benefit liability (note 1(v)), and are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the years ended December 31, 2012 and 2011 have been restated to conform to the presentation adopted for the year ended December 31, 2013.

(b)	Changes in accounting policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statements of income for the prior period comparative figures:

Increase (decrease)	2012	2011
Revenues	$(4.2)	$(9.2)
Purchase of goods and services	(2.5)	(7.2)
Financial expenses	(1.7)	(2.0)

Income from continuing operations	$—	$—

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income. The adoption of the amended standard had the following impacts on prior periods figures:

Consolidated statements of income

Increase (decrease)	2012	2011

Employee costs	$4.4	$2.8
Financial expenses	12.3	9.8
Deferred income taxes	(4.5)	(3.4)

Income from continuing operations	$(12.2)	$(9.2)

Income from continuing operations attributable to:
Shareholders	$(11.1)	$(8.4)
Non-controlling interests	(1.1)	(0.8)

Consolidated statements of comprehensive income

Increase (decrease)	2012	2011

Net income	$(12.2)	$(9.2)
Re-measurement loss	(18.3)	(14.2)
Deferred income taxes	4.9	3.8

Comprehensive income	$1.2	$1.2

Comprehensive income attributable to:
Shareholders	$0.7	$0.7
Non-controlling interests	0.5	0.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(vi) IAS 19 Employee Benefits (Amended) (continued)

Consolidated balance sheets

Increase (decrease)	2012	2011	2010

Other liabilities	$2.1	$3.7	$5.3
Deferred income taxes liability	(0.6)	(1.0)	(1.4)
Deficit	(100.7)	(87.9)	(37.5)
Accumulated other comprehensive loss	102.2	90.1	40.4
Non-controlling interests	—	(0.5)	(1.0)

(c)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity controlled by the Corporation. Control is achieved when the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

(d)	Business combinations

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

(e)	Foreign currency translation

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

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

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the broadcasting period.

Revenues generated from the distribution of DVD and Blu-ray discs are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

Leisure and Entertainment

Revenues derived from music distribution, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

(g)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Barter transactions

In the normal course of operations, the News Media and the Broadcasting segments principally offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

For the year ended December 31, 2013, the Corporation recorded $15.2 million of barter advertising revenues ($16.9 million in 2012 and $15.5 million in 2011).

(i)	Income taxes

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

(j)	Leases

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

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

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency interest rate swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

(m)	Tax credits and government assistance

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

(n)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(o)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual trade receivables are written off when management deems them not collectible.

(p)	Inventories

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

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as inventory and the obligations incurred under a license agreement as a liability when the broadcast period begins and all of the following conditions have been met: (a) the cost of each program, movies or series is known or can be reasonably determined; (b) the programs, movies or series have been accepted or the live event is broadcast in accordance with the conditions of the broadcast license agreement; (c) the programs, movies or series are available for first showing or telecast or the live event is broadcast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Inventories (continued)

(ii)	Broadcast rights (continued)

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

Estimates of future revenues used to determine net realizable values of inventories related to the broadcasting or distribution of television products and movies, are examined periodically by Broadcasting segment management and revised as necessary. The carrying value of programs produced and productions in progress, broadcast rights and distribution rights is reduced to net realizable value, as necessary, based on this assessment.

(q)	Long-term investments

Investments in companies subject to significant influence are accounted for using the equity method. Under the equity method, the share of the results of operations of the associated corporation is recorded in the consolidated statement of income. Carrying values of investments are reduced to estimated fair values if there is objective evidence that the investment is impaired.

(r)	Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Property, plant and equipment (continued)

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

Videotron Ltd. (“Videotron”) and Rogers Communications Partnership are engaged in an agreement to build out and operate a shared Long Term Evolution mobile network in the province of Québec and in the Ottawa region.

(s)	Goodwill and intangible assets

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

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to non-controlling interests was recognized for these business acquisitions.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1(g)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Goodwill and intangible assets (continued)

Intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Advanced mobile services (“AWS”) spectrum licenses[1]	10 years
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

[1]	The useful life represents the initial term of the licenses issued by Industry Canada.

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(t)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

(u)	Stock-based compensation

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 23.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and has no legal or constructive obligation to pay any further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs, recognized in the consolidated statements of income as employee costs, mainly include the following:

•	service costs provided in exchange for employee services rendered during the period;

•	prior service costs recognized at the earlier of (a) when the employee benefit plan is amended or (b) when restructuring costs are recognized;

•	curtailment or settlement gain or loss.

Interest on net defined benefit liability or asset, recognized in the consolidated statements of income as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income and in accumulated other comprehensive income. Re-measurements are comprised of the following:

•	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments on liabilities;

•	the difference between actual return on plan assets and interest income on plan assets calculated as part of the interest on net defined benefit liability or asset;

•	changes in the net benefit asset limit or the minimum funding liability.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans.

The Corporation also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments

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

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs to sell or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statement of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 16.

(ii)	Fair value of derivative financial instruments, including embedded derivatives not closely related to the host contract

Derivative financial instrument must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement option on debt is determined with option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statement of income, the gain or loss on valuation of financial instruments recorded in the consolidated statement of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheet. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 27.

(iii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statement of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statement of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheet. Key assumptions and sensitivity analysis on discount rate are presented in note 29.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 19.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments (continued)

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

(x)	Recent accounting pronouncements

The Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities.

(ii)	IFRIC 21 – Levies is required to be applied retrospectively for periods beginning January 1, 2014.

IFRIC 21 clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))

Services rendered	$3,665.6	$3,623.2	$3,444.2
Product sales	611.6	625.7	650.5

	$4,277.2	$4,248.9	$4,094.7

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))

Employee costs	$1,117.7	$1,147.3	$1,093.8
Less: Employee costs capitalized to property, plant and equipment and intangible assets	(122.8)	(124.1)	(120.1)

	994.9	1,023.2	973.7
Purchase of goods and services
Royalties, rights and creation costs	662.2	662.5	624.7
Cost of retail products	304.9	302.9	335.8
Marketing, circulation and distribution expenses	176.0	196.8	170.6
Service and printing contracts	200.6	214.3	201.2
Paper, ink and printing supplies	95.6	105.6	105.5
Other	384.1	361.5	370.6

	1,823.4	1,843.6	1,808.4

	$2,818.3	$2,866.8	$2,782.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

4.	FINANCIAL EXPENSES

	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))

Interest on long-term debt	$340.5	$311.7	$303.2
Amortization of financing costs and long-term debt discount	11.9	14.3	12.8
Interest on net defined benefit liability	12.3	12.3	9.8
Loss on foreign currency translation on current monetary items	2.3	3.2	1.6
Other	(4.2)	(4.0)	(7.8)

	$362.8	$337.5	$319.6

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2013	2012	2011

Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$173.2	$(197.5)	$(55.2)
Loss on reversal of embedded derivatives upon debt redemption	72.9	61.4	2.6
Gain on the ineffective portion of cash flow hedges	(1.7)	(1.1)	—
Loss on the ineffective portion of fair value hedges	—	0.3	0.6

	$244.4	$(136.9)	$(52.0)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	2013	2012	2011

Restructuring of operations	$25.8	$32.4	$26.5
Impairment of assets	3.2	7.5	1.5
Gain on disposal of assets	—	(12.9)	—
Other	0.9	1.5	1.3

	$29.9	$28.5	$29.3

Telecommunications

In 2013, the Telecommunications segment recorded a charge for other special items of $0.9 million (none in 2012 and $0.6 million in 2011).

In 2012 and 2011, Videotron also recorded costs of $0.5 million and $14.8 million, respectively, for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its mobile network.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

News Media

In recent years, the News Media segment has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $9.2 million, mainly for the reduction of positions, were recorded in 2013 ($30.9 million in 2012 and $10.1 million in 2011).

As part of these restructuring initiatives, an impairment charge of $7.5 million and $0.8 million related to tangible and intangible assets was recorded respectively in 2012 and in 2011.

In December 2013, the Corporation decided to cease, effective January 2014, its door-to-door distribution of flyers and weekly newspapers in the province of Québec. Accordingly, the News Media segment recorded restructuring costs of $8.3 million.

Broadcasting

In 2013, the Broadcasting segment recorded a charge for restructuring costs of $2.9 million ($0.1 million in 2012 and $0.8 million in 2011) relating to the elimination of positions and an impairment charge on assets of $2.1 million (none in 2012 and in 2011).

In 2012, the Broadcasting segment disposed of its interests in two specialized channels, The Cave and mysteryTV, for a total cash consideration of $21.0 million, resulting in a gain of $12.9 million.

In 2011, the Broadcasting segment recorded an impairment charge on certain equipment and broadcasting rights of $0.7 million related to the termination of the operations of its general-interest television station, Sun TV and a charge for other special items of $0.2 million.

Other segments

In 2013, other segments recorded a charge for restructuring costs, impairment of assets and other special items of $6.5 million ($2.4 million in 2012 and $1.3 million in 2011).

7.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

News Media and Leisure and Entertainment

During the third quarter of 2013, the Corporation performed impairment tests on the News Media, Music and Book CGUs which continued to be negatively affected by the digital transformation and weak market conditions in their respective industries. The Corporation concluded that the recoverable amount based either on a value in use or a fair value less costs of disposal was less than the carrying amount of these CGUs. Accordingly, the following impairment charges were recorded:

•

The News Media segment recorded a goodwill impairment charge of $229.0 million ($145.0 million in 2012), of which $24.5 million ($15.5 million in 2012) is presented as part of discontinued operations (note 8). An impairment charge of $56.0 million on mastheads and customer relationships ($30.0 million in 2012) was also recorded.

•	The Leisure and Entertainment segment recorded a goodwill impairment charge of $8.9 million for the Music CGU ($12.0 million in 2012) and of $11.9 million for the Book CGU (none in 2012).

Broadcasting

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the Corporation reviewed its business plan for the magazine publishing activities and performed an impairment test on the Publishing CGU included in the Broadcasting segment. Accordingly, the Corporation recorded a goodwill impairment charge of $14.5 million during the first quarter of 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

8.	DISCONTINUED OPERATIONS

The Corporation carried out the following transactions in 2013:

•	On June 1, 2013, the Corporation sold its specialized Web site Jobboom for a cash consideration of $52.1 million, net of cash disposed of $5.4 million.

•	On November 29, 2013, the Corporation also sold its specialized Web site Réseau Contact for a cash consideration of $7.1 million, net of cash disposed of $0.4 million.

•

On December 5, 2013, the Corporation announced the closing of a transaction whereby it will sell its 74 Québec weeklies for a cash consideration of $75.0 million. This transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While the transaction is under review, the Corporation will continue publishing the weeklies.

The results of operations and cash flows related to these businesses, as well as the gain of $37.6 million on the sale of Jobboom and Réseau Contact, were reclassified as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	2013	2012	2011
Revenues	$88.4	$102.0	$105.3
Employee costs	34.7	38.2	40.5
Purchase of goods and services	40.9	46.7	46.0
Amortization	2.6	2.7	1.8
Financial expenses	—	(0.5)	(0.3)
Restructuring of operations	1.7	1.0	0.9
Impairment of goodwill	24.5	15.5	—

(Loss) income before income taxes	(16.0)	(1.6)	16.4
Income taxes	2.3	2.1	1.6
Gain on disposal of businesses	(37.6)	—	—

Income (loss) from discontinued operations	$19.3	$(3.7)	$14.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

8.	DISCONTINUED OPERATIONS (continued)

Consolidated statements of cash flows

	2013	2012	2011
Cash flows related to operating activities	$8.7	$19.0	$17.3
Cash flows related to investing activities	(0.9)	(1.7)	(1.8)

Cash flows provided by discontinued operations	$7.9	$17.3	$15.5

On December 31, 2013, the assets and liabilities related to the Québec weeklies have been classified as assets and liabilities held for sale in the consolidated balance sheet and their components are as follows:

2013
Current assets	$9.0
Property, plant and equipment	1.7
Intangible assets	17.6
Goodwill	48.6

Assets held for sale	76.9
Liabilities held for sale	(9.0)

Net assets held for sale	$67.9

9.	LOSS ON DEBT REFINANCING

2013

•

In July 2013, Videotron redeemed US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 and settled its related hedging contracts for a total cash consideration of $399.6 million.

•

In August 2013, the Corporation redeemed US$26 5.0 million in aggregate principal amount of its issued and outstanding 7.75% Senior Notes due March 2016 and settled its related hedging contracts for a total cash consideration of $306.1 million.

These transactions resulted in a total loss of $18.9 million (before income taxes) in 2013, including a gain of $14.5 million previously reported in other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

9.	LOSS ON DEBT REFINANCING (continued)

2012

•	In March 2012, Videotron redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a cash consideration of $394.1 million.

•

In March and April 2012, Quebecor Media redeemed US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 and settled hedging contracts for a total cash consideration of $304.9 million.

•	In November 2012, Quebecor Media redeemed US$320.0 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 for a cash consideration of $327.1 million.

•

In December 2012, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility for a cash consideration of $153.9 million. The related hedging contracts were settled for a consideration of $28.5 million in January 2013.

These transactions resulted in a total loss of $6.3 million (before income taxes) in 2012, including a gain of $15.3 million previously reported in other comprehensive income.

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

These transactions resulted in a total loss of $4.0 million (before income taxes) in 2011, including a loss of $0.8 million previously reported in other comprehensive income.

10.	BUSINESS ACQUISITIONS

2013

•	In May 2013, the Leisure and Entertainment segment acquired a Québec City sporting and cultural event management company.

•	In July 2013, the Broadcasting segment acquired a magazine publisher and a book publisher in the Province of Québec.

2012

•	In May 2012, the News Media segment acquired two community publications in the Province of Québec.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

10.	BUSINESS ACQUISITIONS (continued)

The fair value of identifiable assets and liabilities related to business acquisitions in 2011 are summarized as follows:

2011

Assets acquired
Non-cash current assets	$2.0
Property, plant and equipment	0.9
Intangible assets	31.4
Goodwill	37.1

71.4
Liabilities assumed
Non-cash current liabilities	(1.3)
Deferred income taxes	(3.1)

(4.4)

Net assets acquired at fair value	$67.0

Consideration
Cash	$55.7
Contingent liability	11.3

$67.0

The pro forma revenues and net income in 2013, 2012 and 2011 would not be significantly different than actual figures if all business acquisitions had occurred at the beginning of each related year.

The amount of goodwill that is deductible for tax purposes is none in 2013 ($0.6 million in 2012 and $29.2 million in 2011).

11.	INCOME TAXES

Income tax expenses are as follows:

	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))

Current	$95.4	$57.0	$(17.7)
Deferred	(64.3)	73.4	159.1

	$31.1	$130.4	$141.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INCOME TAXES (continued)

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2013 (26.9% in 2012 and 28.4% in 2011), and income taxes in the consolidated statements of income:

	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))

Income taxes at domestic statutory tax rate	$(37.7)	$98.4	$143.2
(Reduction) increase resulting from:
Effect of provincial tax rate differences	(0.2)	(0.5)	(0.4)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	2.1	(4.3)	(9.1)
Change in benefit arising from the recognition of current and prior year tax losses	5.8	(7.3)	(0.8)
Effect of tax consolidation transactions with the parent corporation	(0.9)	(1.5)	—
Non-deductible impairment of goodwill	60.6	42.0	—
Other	1.4	3.6	8.5

Income taxes	$31.1	$130.4	$141.4

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2013	2012	2013	2012	2011
		(restated, note 1 (b))		(restated, note 1 (b))	(restated, note 1 (b))

Loss carryforwards	$14.9	$22.9	$14.9	$44.2	$(33.3)
Accounts payable, accrued charges, provisions and deferred revenue	7.3	8.7	1.4	2.8	7.7
Defined benefit plans	24.0	63.0	1.6	1.1	9.1
Property, plant and equipment	(427.7)	(412.1)	15.6	11.5	51.9
Goodwill, intangible assets and other assets	(93.4)	(108.1)	(18.9)	1.8	6.3
Long-term debt and derivative financial instruments	17.9	(48.8)	(66.8)	18.3	17.8
Benefits from a general partnership	(87.4)	(101.4)	(14.0)	(7.2)	108.6
Other	2.4	5.6	1.9	0.9	(9.0)

	$(542.0)	$(570.2)	$(64.3)	$73.4	$159.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2013	2012
			(restated, note 1 (b))

Balance as of beginning of the year		$(570.2)	$(513.1)
Recognized in statements of income		64.3	(73.4)
Recognized in other comprehensive income		(37.5)	8.1
Business acquisitions and disposals		(4.2)	—
Acquisition of tax deductions	28	6.9	10.2
Other		(1.3)	(2.0)

Balance as of the end of the year		$(542.0)	$(570.2)

Deferred income tax asset		$26.6	$19.7
Deferred income tax liability		(568.6)	(589.9)

		$(542.0)	$(570.2)

As of December 31, 2013, the Corporation had loss carryforwards for income tax purposes of $62.7 million available to reduce future taxable income, including $36.0 million that will expire between 2028 and 2033, and $26.7 million that can be carried forward indefinitely. Of these losses, an amount of $14.6 million has not been recognized. The Corporation also had capital losses of $865.3 million that can be carried forward indefinitely and applied only against future capital gains, of which none were recognized.

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its foreign subsidiaries in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in 2013, 2012 or 2011 by the Corporation to its shareholders.

12.	ACCOUNTS RECEIVABLE

	Note		2013	2012
Trade	27	(c)	$492.4	$523.1
Other			73.3	54.9

			$565.7	$578.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

13.	INVENTORIES

	2013	2012
Raw materials and supplies	$26.7	$30.1
Work in progress	11.4	14.2
Finished goods	140.8	146.5
Programs, broadcast and distribution rights	60.5	64.7

	$239.4	$255.5

Cost of inventories included in purchase of goods and services amounted to $830.2 million in 2013 ($872.7 million in 2012 and $891.6 million in 2011). Write-downs of inventories totalling $5.5 million were recognized in purchase of goods and services in 2013 ($6.8 million in 2012 and $17.6 million in 2011).

14.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total
Cost

Balance as of December 31, 2011	$438.0	$1,097.7	$3,963.7	$73.0	$5,572.4
Additions	43.6	207.6	389.7	69.0	709.9
Net change in additions financed with accounts payable	0.6	—	(47.4)	0.5	(46.3)
Reclassification	1.9	32.1	57.9	(91.9)	—
Retirement, disposals and other	(7.4)	(90.8)	(82.1)	—	(180.3)

Balance as of December 31, 2012	476.7	1,246.6	4,281.8	50.6	6,055.7
Additions	27.3	184.1	293.8	80.5	585.7
Net change in additions financed with accounts payable	—	(2.8)	(5.0)	3.0	(4.8)
Reclassification	0.3	20.8	51.0	(72.1)	—
Retirement, disposals and other	(0.4)	(17.5)	(66.7)	—	(84.6)
Reclassification to assets held for sale	—	(3.6)	—	—	(3.6)

Balance as of December 31, 2013	$503.9	$1,427.6	$4,554.9	$62.0	$6,548.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2011	$156.4	$456.5	$1,803.5	$—	$2,416.4
Amortization	17.1	143.1	296.1	—	456.3
Retirement, disposals and other	(6.1)	(81.5)	(82.6)	—	(170.2)

Balance as of December 31, 2012	167.4	518.1	2,017.0	—	2,702.5
Amortization	18.1	180.4	322.3	—	520.8
Retirement, disposals and other	3.4	(9.1)	(65.7)	—	(71.4)
Reclassification to assets held for sale	—	(1.9)	—	—	(1.9)

Balance as of December 31, 2013	$188.9	$687.5	$2,273.6	$—	$3,150.0

Net carrying amount

As of December 31, 2012	$309.3	$728.5	$2,264.8	$50.6	$3,353.2
As of December 31, 2013	$315.0	$740.1	$2,281.3	$62.0	$3,398.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licenses[1]	Software	Customer relationships and other	Broadcasting licenses	Mastheads	Projects under development	Total

Cost

Balance as of December 31, 2011	$555.2	$450.3	$219.7	$103.4	$110.8	$33.0	$1,472.4
Additions	—	61.0	4.6	—	—	28.3	93.9
Net change in additions financed with accounts payable	—	(6.4)	—	—	—	(0.1)	(6.5)
Reclassification	—	34.1	—	—	—	(34.1)	—
Retirement, disposals and other	—	4.0	0.6	(0.4)	—	0.2	4.4

Balance as of December 31, 2012	555.2	543.0	224.9	103.0	110.8	27.3	1,564.2
Additions	—	41.5	4.0	—	—	20.6	66.1
Net change in additions financed with accounts payable	—	2.4	—	—	—	0.2	2.6
Reclassification	—	32.4	—	—	—	(32.4)	—
Retirement, disposals and other	—	(36.5)	(3.6)	—	(0.5)	—	(40.6)
Reclassification to assets held for sale	—	—	(16.4)	—	(7.0)	—	(23.4)

Balance as of December 31, 2013	$555.2	$582.8	$208.9	$103.0	$103.3	$15.7	$1,568.9

[1]

Videotron has the option, effective as of January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region to Rogers Communications Partnership for a price of $180.0 million. The spectrum licence was purchased at a cost of $96.4 million in 2008.

The cost of internally generated intangible assets, mainly composed of software, was $375.7 million as of December 31, 2013 ($358.4 million as of December 31, 2012). For the year ended December 31, 2013, the Corporation recorded additions of internally generated intangible assets of $47.6 million ($52.9 million in 2012 and $58.3 million in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS (continued)

	AWS spectrum licenses	Software	Customer relationships and other	Broadcasting licenses	Mastheads	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2011	$67.1	$213.1	$102.2	$0.8	$48.2	$—	$431.4
Amortization	55.6	61.2	21.8	—	—	—	138.6
Impairment (notes 6 and 7)	—	—	18.0	—	16.6	—	34.6
Retirement, disposals and other	—	1.9	1.0	—	—	—	2.9

Balance as of December 31, 2012	122.7	276.2	143.0	0.8	64.8	—	607.5
Amortization	55.6	67.4	18.4	—	—	—	141.4
Impairment (note 7)	—	—	28.1	—	27.9	—	56.0
Retirement, disposals and other	—	(32.8)	(6.2)	—	—	—	(39.0)
Reclassification to assets held for sale	—	—	(5.8)	—	—	—	(5.8)

Balance as of December 31, 2013	$178.3	$310.8	$177.5	$0.8	$92.7	$—	$760.1

Net carrying amount

As of December 31, 2012	$432.5	$266.8	$81.9	$102.2	$46.0	$27.3	$956.7
As of December 31, 2013	$376.9	$272.0	$31.4	$102.2	$10.6	$15.7	$808.8

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $195.6 million as of December 31, 2013 ($161.5 million as of December 31, 2012). For the year ended December 31, 2013, the Corporation recorded $53.9 million of amortization for its internally generated intangible assets ($41.2 million in 2012 and $29.3 million in 2011).

The net carrying value of internally generated intangible assets was $180.1 million as of December 31, 2013 ($196.9 million as of December 31, 2012).

Broadcasting licenses are allocated to the Broadcasting group of CGUs and mastheads are allocated to the News Media group of CGUs.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of goodwill are as follows:

Cost

Balance as of December 31, 2011	$6,993.9
Business acquisitions	0.6
Other	(1.3)

Balance as of December 31, 2012	6,993.2
Business acquisitions	5.7
Business disposals	(19.5)
Other	2.1
Reclassification to assets held for sale	(118.6)

Balance as of December 31, 2013	$6,862.9

Accumulated amortization and impairment losses

Balance as of December 31, 2011	$3,450.1
Impairment loss (note 7)	171.5

Balance as of December 31, 2012	3,621.6
Impairment loss (note 7)	249.8
Reclassification to assets held for sale	(70.0)

Balance as of December 31, 2013	$3,801.4

Net carrying amount

As of December 31, 2012	$3,371.6
As of December 31, 2013	$3,061.5

The net carrying amount of goodwill as of December 31, 2013 and 2012 is allocated to the following significant groups of CGUs:

		2013	2012
Industry segment	Group of CGUs

Telecommunications	Telecommunications	$2,570.3	$2,570.3
	Specialized websites	—	19.5
News Media	News Media	405.0	682.6
Broadcasting	Broadcasting	3.6	3.1
	Publishing	41.5	37.3
Leisure and Entertainment	Book publishing and distribution	4.4	16.3
	Music and entertainment events	1.0	8.9
Interactive Technologies and Communications	Interactive Technologies and Communications	35.7	33.6

Total		$3,061.5	$3,371.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL (continued)

Recoverable amounts

Recoverable amounts of CGUs were determined based on a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A perpetual growth rate is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2013		2012
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications:
Telecommunications[1]	9.0%	3.0%	9.0%	3.0%
Specialized websites	—	—	17.9	2.0
News Media	12.7	0.0	12.9	0.0
Broadcasting:
Broadcasting[1]	11.3	1.0	11.3	1.0
Publishing	16.4	1.0	16.3	1.0
Leisure and Entertainment:
Book publishing and distribution	15.4	0.5	14.0	1.0
Music	14.5	0.5	14.9	0.5
Interactive Technologies and Communications[1]	17.1	4.0	17.1	4.0

[1]

As allowed by IAS 36, Impairment of assets, recoverable amounts calculated in the 2012 annual impairment test were used in the tests performed in 2013 for these groups of CGUs. Accordingly, pre-tax discount rates and perpetual growth rates are the same in 2013 and 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL (continued)

Sensitivity of recoverable amounts

The following table presents, for each principal group of CGUs, the change in the discount rate or in the perpetual growth rate used for the tests performed that would have been required in order for the recoverable amount to equal the carrying value of the CGU as of the most recent impairment tests in 2013:

Group of CGUs[1]	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate

Telecommunications[2]	4.1%	4.3%
Broadcasting:
Broadcasting[2]	3.4	4.1
Publishing	1.4	1.9
Interactive Technologies and Communications[2]	3.9	5.2

[1]

No sensitivity tests were performed for the News Media CGU and Book publishing and distribution CGU since impairment charges were recorded as a result of the latest impairment tests on these CGUs (note 7).

[2]

Since recoverable amounts calculated in the 2012 annual impairment test were used in the tests performed in 2013 for these groups of CGUs, sensitivity tests are the same than the ones disclosed in 2012.

17.	OTHER ASSETS

	Note	2013	2012

Programs, broadcast and distribution rights		$32.0	$33.6
Deferred connection costs		31.6	38.2
Defined benefit plans	29	11.4	—
Other		26.7	30.3

		$101.7	$102.1

18.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2013	2012

Trade and accruals	$496.5	$577.6
Salaries and employee benefits	146.9	160.6
Interest payable	37.6	33.6
Stock-based compensation	12.2	13.1

	$693.2	$784.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

19.	PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies, legal disputes and other	Total

Balance as of December 31, 2012	$34.6	$15.0	$49.6
Net change in income	25.8	3.0	28.8
Payments	(34.9)	(2.0)	(36.9)
Other	—	1.5	1.5

Balance as of December 31, 2013	$25.5	$17.5	$43.0

Current portion	$25.5	$13.9	$39.4
Non-current portion	—	3.6	3.6

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

Other

Other provisions are mainly related to contingent liability on business acquisition and decommissioning obligation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2013	2013	2012

Quebecor Media
Bank credit facilities (i)	3.25%	$371.9	$—
Other credit facility (ii)	1.74%	21.2	31.9
Senior Notes (iii) (note 9)	(iii )	2,133.1	2,303.7

		2,526.2	2,335.6
Videotron (iv)
Bank credit facilities (v)	2.78%	48.2	58.9
Senior Notes (iii) (note 9)	(iii )	2,390.3	2,274.1

		2,438.5	2,333.0
TVA Group Inc. (iv)
Bank credit facilities (vi)	5.54%	75.0	75.0
Other		0.5	—

Total long-term debt		5,040.2	4,743.6

Adjustments related to embedded derivatives		(8.9)	(254.5)
Financing fees, net of amortization		(55.3)	(60.4)

		(64.2)	(314.9)

		4,976.0	4,428.7
Less current portion		(100.2)	(21.3)

		$4,875.8	$4,407.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of (a) a US$350.0 million Senior Secured Term loan “B” facility issued in August 2013, bearing interest at U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50% and (b) a $300.0 million revolving credit facility, bearing interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio, and maturing in January 2017. The Term loan B facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. These credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. They are collateralized by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2013, the credit facilities of the Corporation were secured by assets with a carrying value of $4,668.4 million ($4,425.0 million in 2012). As of December 31, 2013 and 2012, no amount was drawn on the revolving credit facility, while the balance of the term loan “B” was $371.9 million (none in 2012).

(ii)	The long-term credit facility for the CAN dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in July 2015. The facility is secured by all the property and assets of the Corporation, now owned and hereafter acquired. This facility mostly contains the same covenants as the revolving credit facility described in (i).

(iii)	The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends or make other distributions. Some notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the notes and at a decreasing premium thereafter, while the remaining notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2013:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
US$ 380.0	7.750%	8.810%	March 15, 2016	June and December 15
$ 325.0[1]	7.375%	7.375%	January 15, 2021	June and December 15
US$ 850.0[2]	5.750%	5.750%	January 15, 2023	June and December 15
$ 500.0[2]	6.625%	6.625%	January 15, 2023	June and December 15

Videotron
US$ 175.0	6.375%	6.444%	December 15, 2015	June and December 15
US$ 335.0	9.125%	9.356%	April 15, 2018	June and December 15
$ 300.0	7.125%	7.125%	January 15, 2020	June and December 15
$ 300.0[3]	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800.0[4]	5.000%	5.000%	July 15, 2022	January and July 15
$ 400.0[5]	5.625%	5.625%	June 15, 2025	April and October 15

[1]	The notes were issued in January 2011 for net proceeds of $319.9 million, net of financing fees of $5.1 million.
[2]	The notes were issued in October 2012 for net proceeds of $1,314.5 million, net of financing fees of $16.5 million.
[3]	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million.
[4]	The notes were issued in March 2012 for net proceeds of $787.6 million, net of financing fees of $11.9 million.
[5]	The notes were issued in June 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT (continued)

(iv)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(v)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2018 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2013, the bank credit facilities were secured by assets with a carrying value of $7,013.7 million ($6,206.2 million in 2012). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. On October 29, 2013, Videotron filed a letter of credit with Industry Canada which reduced Videotron’s availability on the revolving credit facility as of December 31, 2013 (note 31). As of December 31, 2012, no amount was drawn on the revolving credit facility. As of December 31, 2013, $48.2 million ($58.9 million in 2012) was outstanding on the secured export financing facility.

(vi)	The bank credit facilities of TVA Group Inc. (“TVA Group”) are comprised of an unsecured revolving credit facility in the amount of $100.0 million, maturing in February 2017, and an unsecured term credit facility in the amount of $75.0 million, maturing in December 2014. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate plus a premium determined by a leverage ratio, while the term loan bears interest at a rate of 5.54%, payable every six months on June 15 and December 15. The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on TVA Group’s to incur additional indebtedness, pay dividends and make other distributions. As of December 31, 2013 and 2012, no amount was drawn on the revolving credit facility, and as of December 31, 2013 and 2012, $75.0 million was outstanding on the term credit facility.

On December 31, 2013, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2014	$100.2
2015	211.1
2016	412.7
2017	14.5
2018	362.8
2019 and thereafter	3,938.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

21.	OTHER LIABILITIES

	Note	2013	2012
			(restated, note 1 (b))

Defined benefit plans	29	$101.2	$251.5
Deferred revenue		33.8	49.5
Stock-based compensation[1]	23	8.7	5.0
Other		12.1	23.5

		$155.8	$329.5

[1]	The current portion of $12.2 million of stock-based compensation is included in accounts payable and accrued charges ($13.1 million in 2012) (note 18).

22.	CAPITAL STOCK

(a)	Authorized capital stock

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

22.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2011	123,602,807	$1,752.4
Increase of stated capital	—	3,175.0
Redemption	(20,351,307)	(811.3)

Balance as of December 31, 2012 and 2013	103,251,500	$4,116.1

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

All Cumulative First Preferred Shares are owned by subsidiaries of the Corporation and are eliminated on consolidation. As of December 31, 2013, 2012 and 2011, 1,630,000 Preferred G Shares were issued and outstanding for an amount of $1,630.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS

(a)	Quebecor plans

(i)	Stock option plan

Under a stock option plan established by the parent corporation, 13,000,000 of Class B Shares of the parent corporation have been set aside for directors, officers, senior employees, and other key employees of the parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

On August 14, 2013, a stock split on Quebecor’s outstanding Class A and Class B Shares was performed on a two-for-one basis. Accordingly, all references to Quebecor share-based compensation information in these condensed consolidated financial statements have been retrospectively restated to reflect the impact of the stock split.

The following table gives details on changes to outstanding options for the years ended December 31, 2013 and 2012:

	2013		2012
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	247,484	$17.86	713,914	$13.50
Granted	822,959	22.23	98,893	18.43
Exercised	—	—	(565,323)	12.45

Balance at end of year	1,070,443	$21.22	247,484	$17.86

Vested options at end of year	149,456	$17.68	58,246	$17.46

During the year ended December 31, 2013, no stock options of Quebecor were exercised (565,323 stock options for a cash consideration of $3.3 million in 2012).

The following table gives summary information on outstanding options as of December 31, 2013:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$17.36 to 22.23	1,070,443	8.93	$21.22	149,456	$17.68

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(ii)	Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan for the years ended December 31, 2013 and 2012:

	2013		2012
	Units	Weighted average exercise price	Units	Weighted average exercise price

Balance at beginning of year	878,573	$15.99	577,298	$15.66
Granted	590,409	22.08	301,275	16.61
Exercised	(337,224)	13.46	—	—

Balance at end of year	1,131,758	$19.92	878,573	$15.99

During the year ended December 31, 2013, a cash consideration of $1.9 million was paid upon exercise of 337,224 units (none in 2012).

(b)	Quebecor Media stock option plan

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2013 and 2012:

	2013		2012
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,349,007	$45.02	2,768,712	$43.85
Granted	921,711	57.60	146,000	52.06
Exercised	(554,309)	42.43	(1,480,355)	43.44
Cancelled	(69,100)	51.03	(85,350)	46.66

Balance at end of year	1,647,309	$52.67	1,349,007	$45.02

Vested options at end of year	186,298	$45.12	251,266	$45.36

During the year ended December 31, 2013, 554,309 of the Corporation’s stock options were exercised for a cash consideration of $8.8 million (1,480,355 stock options for $12.5 million in 2012).

The following table gives summary information on outstanding options as of December 31, 2013:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$30.47 to 44.45	109,913	4.72	$39.62	71,663	$40.38
$45.82 to 57.64	1,537,396	8.33	53.60	114,635	48.07

$30.47 to 57.64	1,647,309	8.09	$52.67	186,298	$45.12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan

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

The following table gives details on changes to outstanding options for the years ended December 31, 2013 and 2012:

	2013		2012
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	819,421	$16.34	833,610	$16.35
Cancelled	(128,345)	15.29	(14,189)	16.84

Balance at end of year	691,076	$16.54	819,421	$16.34

Vested options at end of year	691,076	$16.54	819,421	$16.34

The following table gives summary information on outstanding options as of December 31, 2013:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$14.50 to 16.40	504,945	3.46	$14.92	504,945	$14.92
$20.50 to 21.38	186,131	0.86	20.92	186,131	20.92

$14.50 to 21.38	691,076	2.76	$16.54	691,076	$16.54

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2013 and 2012:

December 31, 2013	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	2.02%	1.75%	1.05%
Dividend yield	0.38%	1.55%	—%
Expected volatility	28.34%	23.26%	32.56%
Expected remaining life	4.9 years	4.0 years	1.0 year

December 31, 2012	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.46%	1.29%	1.13%
Dividend yield	0.52%	1.71%	—%
Expected volatility	31.99%	23.88%	37.05%
Expected remaining life	4.5 years	3.0 years	1.4 year

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

As of December 31, 2013, the liability for all vested options was $4.7 million as calculated using the intrinsic value ($3.1 million as of December 31, 2012).

(f)	Consolidated compensation charge

For the year ended December 31, 2013, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $13.9 million ($8.7 million in 2012 and net reversal of $4.3 million in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

24.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2010, as previously reported	$(2.9)	$27.5	$—	$24.6
Changes in accounting policies (note 1 (b))	—	—	(40.4)	(40.4)

Balance as of December 31, 2010, as restated	(2.9)	27.5	(40.4)	(15.8)
Other comprehensive income (loss)	1.6	(10.9)	(49.7)	(59.0)

Balance as of December 31, 2011	(1.3)	16.6	(90.1)	(74.8)
Other comprehensive (loss) income	(1.4)	21.2	(12.1)	7.7

Balance as of December 31, 2012	(2.7)	37.8	(102.2)	(67.1)
Other comprehensive income (loss)	4.4	(59.7)	91.6	36.3

Balance as of December 31, 2013	$1.7	$(21.9)	$(10.6)	$(30.8)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a nine-year period.

25.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, broadcasting rights, and to pay royalties on an out-of-home advertisement contract. Rent payments include an amount of $69.9 million for future payments to the parent company. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2014	$61.7	$149.3
2015 to 2018	149.8	511.9
2019 and thereafter	156.1	707.7

The Corporation and its subsidiaries’ operating lease expenses amounted to $76.9 million in 2013 ($76.4 million in 2012 and $72.5 million in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

26.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2018. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2013, the maximum exposure with respect to these guarantees was $19.0 million and no liability has been recorded in the consolidated balance sheet.

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

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought

Quebecor Media
2016[1]	1.0154	US$	320.0		$324.9

Videotron
Less than 1 year	1.0454		$85.6	US$	81.9
2014[2]	1.0151	US$	395.0		$401.0

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
7.750% Senior Notes due 2016	2007 to 2016	US$	380.0	7.69%	1.0001
5.750% Senior Notes due 2023[1]	2007 to 2016	US$	320.0	7.69%	0.9977
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	349.1	Bankers’ acceptances 3 months + 2.77%	1.0346

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii)	Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Videotron
5.000% Senior Notes due 2022[2]	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	1.3425
5.000% Senior Notes due 2022[2]	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[2]	2003 to 2014	US$	135.0	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	75.0	9.64%	1.0215
9.125% Senior Notes due 2018	2009 to 2018	US$	260.0	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under Senior Notes redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 and issued on October 11, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the March 15, 2016 notional exchange.

[2]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under Senior Notes redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 and issued on March 14, 2012. In conjunction with the repurposing of these swaps, Videotron has entered into US$395.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments

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

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Derivative financial instruments, which were classified as Level 3 in 2012, are now classified as Level 2 since unobservable inputs have no longer a significant impact on the fair value of these instruments.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2013 and 2012 are as follows:

	2013		2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,040.2)	$(5,085.1)	$(4,743.6)	$(5,007.6)
Derivative financial instruments[2]
Early settlement options	14.5	14.5	264.9	264.9
Foreign exchange forward contracts[3]	1.8	1.8	0.1	0.1
Cross-currency interest rate swaps[3]	(53.2)	(53.2)	(263.0)	(263.0)

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.
[2]	The fair value of derivative financial instruments designated as hedges is an asset position of $18.6 million as of December 31, 2013 (a liability position of $168.9 million as of December 31, 2012).
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $28.4 million as of December 31, 2013 ($29.6 million as of December 31, 2012). As of December 31, 2013, 9.8% of trade receivables were 90 days past their billing date (9.9% as of December 31, 2012).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

	2013	2012

Balance as of beginning of year	$29.6	$30.4
Charged to income	41.3	35.0
Utilization	(42.5)	(35.8)

Balance as of end of year	$28.4	$29.6

The Corporation believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation and its subsidiaries are exposed to the risk of non-performance by a third party. When the Corporation and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.0 years as of December 31, 2013 (7.1 years as of December 31, 2012).

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

As of December 31, 2013, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 year	3-5 years	5 years or more

Accounts payable and accrued charges	$693.2	$693.2	$—	$—	$—
Long-term debt[1]	5,040.2	100.2	623.8	377.3	3,938.9
Interest payments[2]	2,310.0	291.2	617.2	539.0	862.6
Derivative instruments[3]	26.0	116.6	(15.1)	60.3	(135.8)

Total	$8,069.4	$1,201.2	$1,225.9	$976.6	$4,665.7

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2013.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2013, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2013:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S.-dollar-denominated accounts payable	$(0.8)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	1.4	46.3

Decrease of $0.10
U.S.-dollar-denominated accounts payable	0.8	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(1.4)	(46.3)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2013, after taking into account the hedging instruments, long-term debt was comprised of 82.6% fixed-rate debt (90.9% in 2012) and 17.4% floating-rate debt (9.1% in 2012).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2013 is $8.6 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2013, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$—	$(7.2)
Decrease of 100 basis points	—	7.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(f)	Capital management

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

The Corporation’s capital structure is composed of equity, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2013 and 2012 is as follows:

	2013	2012
		(restated, note 1 (b))

Long-term debt	$4,976.0	$4,428.7
Derivative financial instruments	51.4	262.9
Cash and cash equivalents	(476.6)	(228.7)

Net liabilities	4,550.8	4,462.9
Equity	$1,956.8	$2,160.4

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

28.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management personnel comprise members of the Board of Directors and key senior management of the Corporation and its main subsidiaries. Their compensation is as follows:

	2013	2012	2011

Salaries and short-term benefits	$9.2	$7.7	$8.0
Share-based compensation	10.6	5.3	(0.3)
Other long-term benefits	2.5	2.7	2.3

	$22.3	$15.7	$10.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

28.	RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the year ended December 31, 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $12.1 million ($14.4 million in 2012 and $11.7 million in 2011), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.5 million ($3.8 million in 2012 and $3.2 million in 2011). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2013, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.7 million in 2012 and $2.0 million in 2011), and incurred management fees of $2.0 million ($1.1 million in 2012 and 2011) with the shareholders.

Tax transactions

In 2013, the parent corporation transferred $29.0 million of non-capital losses ($43.4 million in 2012 and none in 2011) to the Corporation and its subsidiaries in exchange for a total cash consideration of $6.9 million ($10.2 million in 2012 and none in 2011). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.9 million in its income tax expense in 2013 ($1.5 million in 2012 and none in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, various final-pay plans with indexation features from zero to 2%, and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans.

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. Under the Corporation’s rules of governance, oversight of pension plan policies and risk management are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2013 and 2012:

	Pension benefits		Postretirement benefits
	2013	2012	2013	2012

Change in benefit obligations
Benefit obligations at beginning of year	$1,006.5	$906.2	$60.6	$54.7
Service costs	38.6	35.1	1.3	1.2
Interest costs	49.3	43.9	2.5	2.6
Plan participants’ contributions	15.0	15.9	—	—
Actuarial loss (gain) arising from:
Demographic assumptions	25.9	—	2.1	—
Financial assumptions	(89.4)	53.9	(5.5)	3.4
Participant experience	(13.0)	(3.2)	(2.5)	—
Benefits and settlements paid	(54.4)	(46.6)	(1.4)	(1.3)
Plan amendments and other	1.1	1.3	(2.8)	—

Benefit obligations at end of year	$979.6	$1,006.5	$54.3	$60.6

Change in plan assets
Fair value of plan assets at beginning of year	$815.6	$720.1	$—	$—
Actual return on plan assets	129.5	68.1	—	—
Employer contributions	71.0	58.1	1.4	1.3
Plan participants’ contributions	15.0	15.9	—	—
Benefits and settlements paid	(54.4)	(46.6)	(1.4)	(1.3)

Fair value of plan assets at end of year	$976.7	$815.6	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2013, the weighted average duration of defined benefit obligation was 15.7 years (16.5 years in 2012). The Corporation expects future benefit payments of $52.7 million in 2014.

The Corporation’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2013	2012
Equity securities:
Canadian	24.0%	23.9%
Foreign	34.3	32.8
Debt securities	38.6	39.8
Other	3.1	3.5

	100.0%	100.0%

The fair value of plan assets is principally based on quoted prices in an active market.

Where funded plans have a net defined benefit asset, the Corporation determines if potential reductions in future contributions are permitted by applicable regulations and by collective bargaining agreements. When a defined benefit asset is created, it cannot exceed the future economic benefit that the Corporation can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the Corporation. When there is a minimum funding requirement, this could also limit the amount recognized in the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2013	2012	2013	2012
		(restated, note 1 (b))		(restated, note 1 (b))

Benefit obligations	$(979.6)	$(1,006.5)	$(54.3)	$(60.6)
Fair value of plan assets	976.7	815.6	—	—

Plan deficit	(2.9)	(190.9)	(54.3)	(60.6)
Asset limit and minimum funding adjustment	(32.6)	—	—	—

Net amount recognized[1]	$(35.5)	$(190.9)	$(54.3)	$(60.6)

[1]

The net amount recognized for 2013 consists of a liability of $101.2 million ($251.5 million in 2012) included in other liabilities (note 21) and of an asset of $11.4 million (none in 2012) included in other assets (note 17).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2013	2012	2011	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))		(restated, note 1 (b))	(restated, note 1 (b))

Actuarial gain (loss) on benefit obligations	$76.5	$(50.7)	$(39.7)	$5.9	$(3.4)	$(11.6)
Actual return on plan assets, excluding interest income calculated as part of the interest on net defined benefit liability	91.8	36.1	(27.3)	—	—	—
Asset limit and minimum funding adjustment	(32.6)	—	1.8	—	—	—

Re-measurements recorded in other comprehensive income	$135.7	$(14.6)	$(65.2)	$5.9	$(3.4)	$(11.6)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2013	2012	2011	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))		(restated, note 1 (b))	(restated, note 1 (b))

Employee costs:
Service costs	$38.6	$35.1	$26.5	$1.3	$1.2	$0.8
Curtailment loss (gain) and other	2.5	3.7	2.3	(2.9)	(0.2)	(6.4)
Interest on net defined benefit liability	9.8	9.7	7.7	2.5	2.6	2.1

Net benefit costs	$50.9	$48.5	$36.5	$0.9	$3.6	$(3.5)

The expense related to defined contribution pension plans amounted to $15.1 million in 2013 ($14.1 million in 2012 and $13.2 million in 2011).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $66.2 million in 2014 based on the most recent financial actuarial reports filed (contributions of $72.4 million were paid in 2013).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2013, 2012 and 2011 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2013	2012	2011	2013	2012	2011

Benefit obligations
Rates as of year-end:
Discount rate	4.90%	4.40%	4.75%	4.90%	4.40%	4.75%
Rate of compensation increase	3.00	3.25	3.25	3.00	3.25	3.25

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.40%	4.75%	5.25%	4.40%	4.75%	5.25%
Rate of compensation increase	3.25	3.25	3.25	3.25	3.25	3.25

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.6% at the end of 2013. These costs, as per the estimate, are expected to decrease gradually over the next 13 years to 5.0% and to remain at that level thereafter.

Sensitivity analysis

A decrease of 10 basis point in the discount rate would have had the following impacts, before income tax, for the year ended December 31, 2013:

	Pension benefits			Postretirement benefits
Increase (decrease)	Obligation in balance sheet	Income	Other comprehensive income	Obligation in balance sheet	Income	Other comprehensive income

Discount rate	$15.5	$(1.8)	$(15.5)	$1.0	$—	$(1.0)

There are limitations to the above sensitivity analysis since it only considers the impacts of a decrease of 10 basis point in the discount rate assumption (at the beginning of the year having an impact on income and at the end of the year having an impact on comprehensive income) without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to these assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION

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

Non-consolidated condensed statements of income and comprehensive income

	2013	2012	2011
		(restated, note 1 (b))[1]	(restated, note 1 (b))

Revenues:
Dividends	$411.9	$821.0	$249.1
Interest	0.4	1.1	32.7
Management fees	59.4	58.5	45.3
Other	52.1	43.6	39.0

	523.8	924.2	366.1
General and administrative expenses	117.0	102.2	91.8
Amortization	0.9	6.4	2.3
Financial expenses	171.0	144.7	141.1
Loss on debt refinancing	—	14.1	—
Loss (gain) on valuation and translation of financial instruments	80.7	(61.0)	1.6
Other	1.4	—	—

Income before income taxes	152.8	717.8	129.3
Income taxes	(2.4)	16.6	7.0

Net income	155.2	701.2	122.3
Other comprehensive loss	(24.6)	(2.7)	(12.9)

Comprehensive income	$130.6	$698.5	$109.4

[1]

The Corporation restated its 2012 financial expenses in its non-consolidated financial statements to change the recognition of an inter-corporation tax consolidation transaction. As a result, financial expenses were increased by $67.3 million in 2012 and investments in subsidiaries were decreased by an equivalent amount as of December 31, 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2013	2012	2011
		(restated, note 1 (b))	(restated, note 1 (b))

Cash flows related to operations
Net income	$155.2	$701.2	$122.3
Amortization of plant, property and equipment	0.9	6.4	2.3
Loss (gain) on valuation and translation of financial instruments	80.7	(61.0)	1.6
Amortization of financing costs and long-term debt discount	6.4	8.3	8.0
Loss on debt refinancing	—	14.1	—
Deferred income taxes	(4.2)	16.6	7.0
Other	1.0	5.9	—

Net change in non-cash balances related to operations	7.0	(42.2)	(1.1)

Cash flows provided by operations	247.0	649.3	140.1

Cash flows related to investing activities
Net change in investments in subsidiaries	(109.7)	(30.0)	(32.7)
Proceeds from disposal of businesses	64.7	—	—
Acquisition of tax deductions from the parent corporation	(6.9)	(10.2)	—
Other	(8.8)	(3.5)	(6.2)

Cash flows used in investing activities	(60.7)	(43.7)	(38.9)

Cash flows related to financing activities
Repayment of long-term debt	(294.2)	(760.1)	(30.3)
Settlement of hedging contracts	(49.1)	(40.0)	—
Issuance of long-term debt, net of financing fees	358.6	1,313.3	319.9
Repurchase of Common Shares	—	(1,000.1)	—
Dividends	(100.0)	(100.0)	(100.0)
Net change in subordinated loans from subsidiaries	190.0	735.0	111.0
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	(276.4)	(805.3)	(437.1)
Net change in advances to or from subsidiaries	82.3	82.1	40.8

Cash flows used in financing activities	(88.8)	(575.1)	(95.7)

Net change in cash and cash equivalents	97.5	30.5	5.5
Cash and cash equivalents at beginning of year	44.2	13.7	8.2

Cash and cash equivalents at end of year	$141.7	$44.2	$13.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2013	2012
		(restated, note 1 (b))

Assets
Current assets	$203.2	$105.0
Investments in subsidiaries at cost	4,320.5	4,266.4
Convertible obligations, subordinated loans and notes receivable – subsidiaries	3,076,7	2,799.3
Other assets	144.7	53.6

	$7,745.1	$7,224.3

Liabilities and equity
Current liabilities	$75.6	$64.4
Long-term debt	2,487.5	2,216.6
Advances from subsidiaries	271.7	189.4
Other liabilities	30.5	94.7
Subordinated loan from subsidiaries	1,170.0	980.0
Redeemable preferred shares issued to subsidiaries	1,630.0	1,630.0
Equity attributable to shareholders	2,079.8	2,049.2

	$7,745.1	$7,224.3

31.	SUBSEQUENT EVENT

On February 19, 2014, the Corporation announced that Videotron is among the successful bidders in the Industry Canada 700 MHz spectrum auction that began on January 14, 2014. Videotron acquired seven operating licences in Canada’s four most populous provinces for $233.3 million. A letter of credit was issued in 2013 as a pre-auction financial deposit made to Industry Canada. The submission of this letter of credit had the effect of reducing Videotron’s availability on its revolving credit facility. However, under Industry Canada’s published rules respecting restrictions on communications, it is strictly forbidden for the Corporation to disclose the amount of this letter of credit.

The licences cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, home to more than 28 million people or approximately 80% of Canada’s population.