Form 20-F
period 2014-12-31
QUEBECOR MEDIA INC
filed 2015-03-23
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

103,251,500 Common Shares

430,000 Cumulative First Preferred Shares, Series G

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

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Sun Media” are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references in this annual report to “Archambault Group” are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing Inc.; and all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc., all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc. and all references to “CDPQ” are references to Caisse de dépôt et de placement du Québec.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 7 3/8% Senior Notes due 2021 originally issued on January 5, 2011, our 5 3/4% Senior Notes due 2023 originally issued on October 11, 2012 and our 6 5/8% Senior Notes due 2023 originally issued on October 11, 2012.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, Numeris, the National Cable & Telecommunications Association (“NCTA”), A.C. Nielsen Media Research, SNL Kagan, Newspapers Canada, the Audit Bureau of Circulations, NADbank® Inc. (“NADbank®”) and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2015.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank® According to the 2013 NADbank® study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank® who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Measures

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS. We use these non-IFRS financial measures, such as average monthly revenue per user (“ARPU”), adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities and ARPU under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures”. We also provide a definition of adjusted operating income, and a reconciliation of adjusted operating income to the most directly comparable financial measure under IFRS in footnote 3 to the tables under “Item 3. Key Information – A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2014.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 19, 2015, the noon rate was CAN$1.00 equals US$0.7847. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054

Month Ended:	Average(2)	High	Low	Period End

March 2015 (through March 19, 2015)	0.7907	0.8039	0.7811	0.7847
February 28, 2015	0.8000	0.8063	0.7915	0.7995
January 31, 2015	0.8254	0.8527	0.7863	0.7863
December 31, 2014	0.8671	0.8815	0.8589	0.8620
November 30, 2014	0.8829	0.8900	0.8751	0.8751
October 31, 2014	0.8919	0.8980	0.8858	0.8869
September 30, 2014	0.9081	0.9206	0.8922	0.8922

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A - Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2014, 2013, 2012, 2011 and 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2014. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010, are not included in this annual report. Our consolidated financial statements as at December 31, 2014, 2013, 2012, 2011 and 2010 and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is included in this annual report.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year Ended December 31,
	2014	2013	2012	2011	2010
		(1)(2)	(1)(2)	(1)(2)	(1)(2)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$2,965.0	$2,860.5	$2,758.8	$2,560.0	$2,358.3
Media	807.7	828.3	844.8	855.2	857.8
Sports and Entertainment	60.9	70.2	76.9	79.9	63.1
Inter-segment	(117.5)	(111.5)	(127.2)	(117.2)	(108.6)

	3,716.1	3,647.5	3,553.3	3,377.9	3,170.6

Employee costs	(682.2)	(692.8)	(696.3)	(636.2)	(567.4)
Purchase of goods and services	(1,639.6)	(1,577.5)	(1,564.1)	(1,547.8)	(1,416.1)
Amortization	(664.2)	(628.1)	(552.0)	(465.0)	(349.1)
Financial expenses	(324.2)	(360.8)	(335.5)	(316.6)	(301.1)
(Loss) gain on valuation and translation of financial instruments	(3.1)	(244.4)	136.9	52.0	46.1
Restructuring of operations, impairment of assets and other special items	(54.4)	(11.6)	11.3	(18.7)	(21.2)
Impairment of goodwill and intangible assets	(81.0)	(35.3)	(43.0)	—	—
Loss on debt refinancing	(18.7)	(18.9)	(6.3)	(4.0)	(12.3)
Income taxes	(96.4)	(36.7)	(143.0)	(128.3)	(136.5)
(Loss) income from discontinued operations	(65.5)	(193.8)	(129.6)	64.3	72.0

Net income (loss)	$86.8	$(152.4)	$231.7	$377.6	$485.0

Income (loss) from continuing operations attributable to:
Shareholders	173.1	34.2	364.2	301.3	394.9
Non-controlling interests	(20.8)	7.2	(2.9)	12.0	18.1
Net income (loss) attributable to:
Shareholders	107.6	(159.6)	234.6	365.6	466.9
Non-controlling interests	(20.8)	7.2	(2.9)	12.0	18.1

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(3) (unaudited)	$1,394.3	$1,377.2	$1,292.9	$1,193.9	$1,187.1
Additions to property, plant, equipment and intangible assets other than spectrum licenses	745.4	624.1	790.4	855.9	767.5
Additions to spectrum licenses	217.4	15.9	—	—	—
Comprehensive income (loss)	28.7	(103.5)	238.2	311.7	486.0
Comprehensive income (loss) attributable to:
Shareholders	53.8	(123.3)	242.3	306.6	469.7
Non-controlling interests	(25.1)	19.8	(4.1)	5.1	16.3

Ratio of earnings to fixed charges or coverage deficiency(4) (unaudited)	1.6x	(119.0)	2.1x	2.6x	3.0x

	As at December 31,
	2014	2013	2012	2011	2010
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$395.3	$476.6	$228.7	$143.5	$241.2
Total assets	9,036.7	8,970.3	8,960.8	8,998.7	8,556.4
Total debt (current and long-term portions)	5,201.8	4,976.0	4,428.7	3,697.9	3,513.4
Capital stock	4,116.1	4,116.1	4,116.1	1,752.4	1,752.4
Equity attributable to shareholders	1,759.4	1,805.7	2,029.0	2,887.1	2,684.1
Dividends	100.0	100.0	100.0	100.0	87.5
Number of common shares outstanding	103.3	103.3	103.3	123.6	123.6

(1)	In 2014, the Corporation ceased its door-to-door distribution of flyers, sold its weekly newspapers operations in the province of Québec, sold its Nurun Inc. subsidiary, and announced a transaction whereby it will sell all of its English-language newspaper operations in Canada. The results of operations related to these businesses were reclassified as discontinued operations. Refer to note 8 of our consolidated financial statements for more details.
(2)

In 2014, the Corporation changed its organisational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports and Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News

Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the future Québec City Arena, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.
(3)	Adjusted operating income and ratios based on this measure are not required by or recognized under IFRS. We define adjusted operating income, as reconciled to net income (loss), as net income (loss) before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and (loss) income from discontinued operations. Adjusted operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our parent corporation, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted operating income is calculated from and reconciled to net income (loss) under IFRS for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 in the table below:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions)
Reconciliation of adjusted operating income to net income (loss)

Adjusted operating income
Telecommunications	$1,354.9	$1,294.2	$1,220.2	$1,090.7	$1,039.1
Media	46.5	84.0	62.2	96.2	138.9
Sports and Entertainment	(3.4)	(1.1)	2.3	3.3	2.5
Head office	(3.7)	0.1	8.2	3.7	6.6

	1,394.3	1,377.2	1,292.9	1,193.9	1,187.1
Amortization	(664.2)	(628.1)	(552.0)	(465.0)	(349.1)
Financial expenses	(324.2)	(360.8)	(335.5)	(316.6)	(301.1)
(Loss) gain on valuation and translation of financial instruments	(3.1)	(244.4)	136.9	52.0	46.1
Restructuring of operations, impairment of assets and other special items	(54.4)	(11.6)	11.3	(18.7)	(21.2)
Impairment of goodwill and intangible assets	(81.0)	(35.3)	(43.0)	—	—
Loss on debt refinancing	(18.7)	(18.9)	(6.3)	(4.0)	(12.3)
Income taxes	(96.4)	(36.7)	(143.0)	(128.3)	(136.5)
(Loss) income from discontinued operations	(65.5)	(193.8)	(129.6)	64.3	72.0

Net income (loss)	$86.8	$(152.4)	$231.7	$377.6	$485.0

(4)	For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net (loss) income, plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.

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

In our cable business, we compete against incumbent local exchange carriers (or “ILECs”) the primary of which in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC launched its own Internet protocol television (or “IPTV”) service in Montréal (including a portion of the greater Montréal area), in Québec City and in other locations in the Province of Québec and also secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology. We also compete against providers of direct broadcast satellite (or “DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MMDS”), and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming of video-on-demand content is also available for some of the channels we offer in our television programming. In addition, third-party Internet access providers could launch IP video services in our footprint.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, over-the-top (or “OTT”) content providers, such as Netflix and Apple TV, compete for viewership.

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

In our Internet access business, we compete against other Internet service providers (or “ISPs”) offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (or “DSL”), fibre to the node and fibre to the home technologies, often offering comparable download speeds to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access (or “HSIA”) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third party ISP competitors for the purpose of providing retail Internet access services. These third party ISP competitors may also provide telephony and networking applications.

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

Our inventory may become obsolete.

Our wireless handset devices inventory generally has a relatively short product life cycles due to frequent wireless handset introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

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

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; wireless competition; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada. If we are not successful in acquiring additional spectrum we may need on reasonable terms, it could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint built-out of our LTE network. In addition, we may be required to make further capital expenditures in the future on our LTE network to remain competitive and in order to comply with our obligations. See also “Item 4. Information on the Corporation — History and Development of Quebecor Media.” A geographical expansion of our LTE network may require us to incur significant costs and to make significant capital expenditures.

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

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on favourable terms.

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

We could be adversely impacted by consumers’ trend to substitute cable telephony and television services.

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to substitute wire and cable television for Internet access services in order to stream directly from broadcasters and over-the-top content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our over-the-top entertainment platforms (such as Club illico), which could have a material adverse effect on our business, our results of operation and our financial condition.

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are now connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home, which constitutes a departure from the past, when a majority of households were connected to the Internet through a single computer. In addition, some content on the Internet, such as videos, is now available at a higher bandwidth for which high-definition (or “HD”), as opposed to standard definition, is gradually becoming the norm. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

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

The media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in our video distribution markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

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

We have experienced substantial growth in our business and have significantly expanded our operations over the years. We have sought in the past, and may, in the future, seek to further expand the types of businesses in which we participate, under appropriate conditions. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such business expansion.

In addition, our expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations. Furthermore, if we are not successful in managing our growth, or if we are required to incur significant or unforeseen costs, our business, results of operations and financial condition could be adversely affected.

We may not be successful in the development of our Sports and Entertainment business.

We have recently made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant capital expenditures, investments and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following: the risk that management may not be able to successfully manage the development of our Sports and Entertainment business; the risk that the development of the Sports and Entertainment business may place significant demands on management, diverting attention from existing operations; the risk that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; the risk that we will not be able to achieve the benefits we expect from our investments in the development of our Sports and Entertainment business; the risk associated with a failure to make continued investments in our Sports and Entertainment business to respond to consumer trends and demands which could adversely affect our ability to compete in the sports and entertainment industry.

The implementation of changes to the structure of our business may be more expensive than expected and we may not gain all the anticipated benefits.

We have and we will continue to implement changes to the structure of our business due to many factors such as the necessity of a corporate restructuring, a system replacement and upgrade, a process redesign and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may lead to greater-than-expected operational challenges and costs, expenses, customer loss and business disruption for us, which could adversely affect our business and our ability to gain our anticipated benefits.

We depend on key personnel and our inability to retain skilled employees may have an adverse effect on our financial condition and results of operations.

Our success depends to a large extent on the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition and results of operations. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance and maintain content quality, we must continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our Media segment faces substantial competition for advertising and circulation revenues/audience.

Advertising revenue is the primary source of revenue for our Media segment. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal newspaper and television markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail, national and classified newspaper advertising revenue, as well as television advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our Media segment. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenues.

Advertising revenues for our Media segment are also driven by readership and circulation levels, as well as by market demographics, price, service and advertiser results. Readership and circulation levels tend to be based on the content of the newspaper, service, availability and price. A prolonged decline in readership and circulation levels in our newspaper business and lack of audience acceptance of our content would have a material effect on the rate and volume of our newspaper advertising revenues (as rates reflect circulation and readership, among other factors), and could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers and to maintain our circulation base, such as investments in the re-design and overhaul of our newspaper websites and the publication of e-editions of a number of our newspapers, we may not be successful in retaining our historical share of advertising revenues or in transferring our audience to our new digital products. The ability of our Media segment to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers and readers (including subscribers) to our online sites. Our new initiatives developed to generate additional revenues from our websites (such as digital platform advertising and/or our paywall revenue model) may not be accepted by users and consequently, may negatively affect online traffic. In addition, we can provide no assurance that we will be able to recover the costs associated with the implementation of these initiatives through increased circulation, advertising and digital revenues.

In broadcasting, the proliferation of television channels, progress in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and in a more challenging advertising sales environment. For example, the increased availability of personal video recording devices and video programming on the Internet, as well as the increased access to various media through mobile devices, may all have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis, or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenues we receive. Delayed viewing and advertisement skipping have the potential to become more common as the penetration of personal video recording devices increases and content becomes increasingly available via Internet sources. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.

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

The multiplication of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and in our research and development may be required to remain competitive.

We may be adversely affected by variations in our costs, quality and variety of our television programming.

The most significant costs in television broadcasting are programming and production costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, the vertical integration of distributors and broadcasters, changes in viewer preferences and other developments could impact both the availability and the costs of programming content, as well as the costs of production. Future increases or volatility in programming and production costs could adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and production and increase competition for advertising expenditures. As well, the value of royalties payable pursuant to the Copyright Act are frequently decided by the Copyright Board of Canada during or even after the applicable period, which can cause retroactive increases in content costs.

We may be adversely affected by variations in the cost of newsprint. In addition, our newspaper operations are labour-intensive, resulting in a relatively high fixed-cost structure.

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. Newsprint represents our single largest raw material expense and one of our Media segment’s most significant operating costs. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations.

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

The launch of new specialty services may not be as profitable as anticipated.

We are investing in the launch of new specialty services in our Broadcasting operations. During the period immediately following the launch of a new specialty service, subscription revenues are always relatively modest, while initial operating expenses may prove more substantial. Furthermore, although we believe in the potential associated with this strategy, there is a possibility that the anticipated profitability could take several years to materialize or may never materialize.

We may be adversely affected by the loss of key customers.

Our Media segment’s businesses are based primarily on customer satisfaction with reliability, timeliness, quality and price and, in general, we do not have long-term or exclusive service agreements with our customers. We are unable to predict if, or when, our customers will purchase our services. There can be no assurance that the revenues generated from key customers, individually or in the aggregate, will reach or exceed historical levels in any future period, or that we will be able to develop relationships with new customers. We cannot assure you that we will continue to maintain favorable relationships with these customers or that they will not be adversely affected by economic conditions.

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

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems, or to protect them from a security breach, disaster or cyber-security threat, could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard networks and established information technology security and survivability/disaster recovery practices, a security breach, disaster, cyber-security threat or a violation of our Internet security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

In addition, we obtain proprietary content critical to our operations through licensing arrangements with content providers. Some providers may seek to increase fees for providing their proprietary content. If we are unable to renegotiate commercially acceptable arrangements with these content providers or find alternative sources of equivalent content, our Media operations may be adversely affected.

We may be adversely affected by litigation and other claims.

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labour protests.

At December 31, 2014, approximately 45% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 77 collective bargaining agreements.

We currently have no labour disputes nor do we currently anticipate any such labour dispute in the near future.

We can neither predict the outcome of current or future negotiations relating to labour disputes, if any, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

Our defined benefit pension plans are currently underfunded and our pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

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

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2014, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2014, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $298.1 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect the availability and the affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

A failure to adopt an ethical business conduct may adversely affect our reputation.

Any failure or perceived failure to adhere to our policies, the law or ethical business practices could significantly affect our reputation and brands and could therefore negatively impact our financial performance. Our framework for managing ethical business conduct includes the adoption of a Code of Ethics which our directors and employees are required to acknowledge and agree to on a regular basis, and as part of an independent audit and security function, maintenance of a whistle-blowing hotline. There can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices.

Subject to the realization of various conditions and factors, we may have to record, in the future, asset impairment charges, which could be material and could adversely affect our future reported results of operations and equity.

We have recorded in the past asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, weak economic or market conditions, we may be required to record in the future, in accordance with IFRS accounting valuation principles, additional non-cash impairment charges if the carrying value of an asset in our financial statements is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect our future reported results of operations and equity, although such charges would not affect our cash flow.

We perform acquisitions, dispositions, business combinations, or joint ventures from time to time which may involve significant risks and uncertainties.

From time to time, we engage in discussions and activities with respect to possible acquisitions, dispositions, business combinations, or joint ventures intended to complement or expand our business, some of which may be significant transactions for us and involve significant risks and uncertainties. We may not realize the anticipated benefit from any of the transactions we pursue, and may have difficulty incorporating or integrating any acquired business. Regardless of whether we consummate any such transaction, the negotiation of a potential transaction (including associated litigation), as well as the integration of any acquired business, could require us to incur significant costs and cause diversion of management’s time and resources and disrupt our business operations. We could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations.

If we determine to sell individual properties or other assets or businesses, we will benefit from the net proceeds realized from such sales. However, our revenues may suffer in the long term due to the disposition of a revenue generating asset, or the timing of such dispositions may be poor, causing us to fail to realize the full value of the disposed asset, all of which may diminish our ability to repay our indebtedness at maturity.

Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the expansion of our Telecommunications business’ sale network.

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our Telecommunications business’ competitors have pursued a strategy to sell their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This may result in limiting the expansion of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects and results of operation.

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

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. On December 17, 2014, an amendment to the Telecommunications Act and the Radiocommunication Act was adopted to give to the CRTC and Industry Canada the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

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

We may be adversely affected if we do not qualify for government programs or if such programs do not constitute sufficient incentives to producers.

We take advantage of several government programs designed to support production and distribution of televisual and cinematographical products and magazine publishing in Canada, including federal and provincial refundable tax credits. There can be no assurance that the local cultural incentive programs which we may access in Canada will continue to be available in the future or will not be reduced, amended or eliminated. Any future reductions or other changes in the policies or rules of application in Canada or in any of its provinces in connection with these government incentive programs, including any change in the Québec or the federal programs providing for refundable tax credits, could increase the cost of acquiring and producing Canadian programs which are required to be broadcasted and may have a material adverse effect on our financial condition and results of operations. Canadian content programming is also subject to certification by various agencies of the federal government. If programming fails to so qualify, we would not be able to use the programs to meet Canadian content programming obligations and might not qualify for certain Canadian tax credits and government incentives.

To ensure that we maintain minimum levels of Canadian ownership under the Broadcasting Act and other legislation under which it derives the benefit of tax credits and industry incentives, we have placed constraints on the issue and transfer of the shares of certain of our subsidiaries.

In addition, the Canadian and provincial governments currently provide grants and incentives to attract foreign producers and support domestic film and television production. Many of the major studios and other key customers of our Studios, Equipment and Post-Production Business, as well as content producers for our television broadcasting and production operations, finance a portion of their production budgets through Canadian governmental incentive programs, including federal and provincial tax credits. There can be no assurance that the government grants and incentive programs presently being offered to participants in the film and television production industry will continue at their present levels or at all. If such grants or incentives are reduced or discontinued, the level of activity in the motion picture and television industries may be reduced, as a result of which our results of operations and financial condition might be adversely affected.

The successful tax credit model of Québec and other provinces in Canada has been copied by other jurisdictions around the world, including by many states in the United States of America. Some producers may select locations other than Québec to take advantage of tax credit programs they may conclude to be more or as attractive as those Québec offers. Other factors such as director or star preference may also have the effect of productions being shot in a location other than Québec, may have a material adverse effect on our business, financial condition and results of operations.

Industry Canada may not renew Videotron’s AWS or 700 MHz licenses on acceptable terms, or at all.

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

Videotron’s 700 MHz licenses were issued in April 2014 for a 20-year term. At the end of this term, Videotron expects that new licenses will be issued for a subsequent term through a renewal process, unless a breach of license condition by Videotron has occurred, a fundamental reallocation of spectrum to a new service is required, or in the event that an overriding policy need arises. The process for issuing or renewing licenses after this term, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by the Minister of Industry (Canada) following a public consultation.

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

In a notice of consultation issued on October 15, 2013, the CRTC initiated a comprehensive review of wholesale services and associated policies. Among the issues considered in this proceeding are whether to extend mandatory wholesale high-speed access services to include fibre-to-the-premises (FTTP) services, or alternatively whether the CRTC should forbear from regulating any existing wholesale services, as well as the approaches and principles the CRTC relies on to set rates for wholesale services. A public hearing on these matters took place in November and December, 2014, and a ruling is expected by April 2015. As a result of this proceeding, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

We own, through one of our subsidiaries, certain studios and vacant lots, some of which are located on a former landfill, with the presence of gas-emitting waste. As a result, the operation and ownership of these studios and vacant lots carries an inherent risk of environmental and health and safety liabilities for personal injuries, property damage, release of hazardous materials, remediation and clean-up costs and other environmental damages (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in being involved from time to time in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on our business, financial condition and results of operations.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2014, we had $5.21 billion of consolidated long-term debt (long-term debt plus bank borrowings). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2014, we had approximately $1.03 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 20 to our audited consolidated financial statements for the year ended December 31, 2014 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

In addition, a change of control would be an event of default under our senior secured credit facilities. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

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

Non-U.S. holders of our Senior Notes are subject to restrictions on the transfer or resale of our Senior Notes.

Although we have registered certain series of our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada, and, accordingly, the Senior Notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.

We are incorporated under the laws of the Province of Québec. Substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the respective indentures governing each series of our Senior Notes (other than our Canadian-dollar denominated Senior Notes), to accept service of process in any suit, action or proceeding with respect to the indentures or such Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of our Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against us or them in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon United States federal or state securities laws against us or against our directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

Although our Senior Notes are referred to as “senior notes,” they are effectively subordinated to our secured indebtedness and structurally subordinated to the liabilities of our subsidiaries.

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under our senior secured credit facilities. In addition, our senior secured credit facilities and the respective indentures governing our Senior Notes permit us to incur additional secured indebtedness in the future, which could be significant.

Our subsidiaries do not guarantee the Senior Notes and have no obligation, contingent or otherwise, to pay amounts due under the Senior Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. Holders of Senior Notes do not have a claim as a creditor against our subsidiaries. The Senior Notes are, therefore, structurally subordinated to all indebtedness and other obligations of our subsidiaries. In the event of insolvency, liquidation, reorganization, dissolution or other winding up of any such subsidiary, all of such subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of such subsidiary’s assets before the holders of our Senior Notes would be entitled to any payment.

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

Since December 31, 2011, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

We have continued to actively pursue the roll-out of Videotron’s mobile network. As of December 31, 2014, Videotron’s mobile telephony services covered the Province of Québec (7.4 million persons) and Eastern Ontario. During 2014, we activated 128,452 net new lines on our advanced mobile network at a pace of approximately 10,704 net new lines per month, bringing our total mobile customer base to 632,766 activated lines.

•

On March 20, 2015, TVA Group announced the closing of its rights offering in each of the provinces of Canada pursuant to a short form prospectus dated February 4, 2015, in which all holders of TVA’s outstanding Class A common shares and Class B non-voting shares (“Class B Non-Voting Shares”), subject to applicable law, received rights to subscribe for Class B Non-Voting Shares on an equitable and proportional basis (the “TVA Rights Offering”) for aggregate gross proceeds of approximately $110.0 million. In accordance with a standby commitment agreement entered into with TVA Group on January 16, 2015, TVA Group paid to Quebecor Media a standby commitment fee of $1.1 million, representing 1% of the aggregate gross proceeds of the TVA Rights Offering. In connection with the TVA Rights Offering, Quebecor Media subscribed for 17,300,259 additional Class B Non-Voting Shares of TVA Group.

•

On March 11, 2015, Videotron announced that it had issued a notice of redemption for all of its outstanding 6 3/8% Senior Notes due December 15, 2015. The redemption is anticipated to be completed on April 10, 2015.

•

On March 11, 2015, Videotron announced a transaction whereby it acquired 4Degrees Colocation and its data centre, the largest in Québec City, for cash consideration of $31.5 million, which could increase to $35.5 million if certain targets are reached. 4Degrees Colocation is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

•

On March 6, 2015, Industry Canada announced that Videotron was the successful bidder for four 30 MHz licenses in the auction for AWS-3 commercial mobile spectrum. We obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of Québec’s population and that of the Ottawa region, for a total price of $31.8 million.

•

On February 12, 2015, Quebecor Media announced the entering into of a 10-year agreement with Société de transport de Lévis pursuant to which we will install, maintain, manage and advertise on Société de transport de Lévis’ transit and bus shelters. On July 23, 2014, Quebecor Media announced the entering into of a 20-year agreement with Société de transport de Laval which began on August 1, 2014, pursuant to which we will install, maintain, manage and advertise on Société de transport de Laval’s bus shelters.

This followed Quebecor Media’s selection on June 21, 2012, following an invitation to tender, to install, maintain and manage the advertising on Société de transport de Montréal (STM) bus shelters for the next 20 years.

•

On February 3, 2015, Quebecor Media announced a strategic partnership for the operation of the new Québec City multipurpose arena (the “Québec City Arena”) with (i) Live Nation Entertainment, including two of its main divisions, namely Live Nation Concerts, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in the Province of Québec under the name “Admission”, and (ii) Levy Restaurants, with an emphasis on building a world class culinary experience with a local food and beverage program.

•

On December 30, 2014, TVA Group closed its acquisition of substantially all of the assets of A.R. Global Vision Ltd. (which amalgamated with Vision Globale Services Créatifs Inc. on November 19, 2014) (the “VG Acquisition”), which assets are used in carrying on a business operating a high end spectrum of services for the film and television industries, including complete studio services, soundstage and equipment leasing services, post-production, visual effects and 3D animation, production and management of assets for distribution and broadcast through film, television, Internet and mobile networks, providing for a one-stop shop for the film and television industry (the “Studios, Equipment and Post-Production Business”). For the acquisition of the Studios, Equipment and Post-Production Business, TVA Group paid cash consideration of $116.1 million, subject to certain adjustments.

•	On November 27, 2014, we acquired a Québec Major Junior Hockey League (“QMJHL”) franchise, the Remparts de Québec.

•

On November 17, 2014, TVA Group announced a transaction whereby it acquired from Transcontinental Inc. companies and participations in companies that publish 15 magazines, operate websites and a custom publishing business in the Province of Québec, for cash consideration of $55.5 million (the “Transcontinental Transaction”). The Transcontinental Transaction was authorized by the Competition Bureau on March 2, 2015. The closing of this transaction is expected to take place within a few weeks of such authorization.

•

On November 3, 2014, TVA Group amended its bank credit facilities to (i) increase the amount available under its revolving facility from $100.0 million to $150.0 million, (ii) extend the maturity of its revolving credit facility from February 2017 to February 2019 and (iii) create a new $75.0 million term facility maturing November 3, 2019 to replace its previous term facility at its maturity on December 11, 2014.

•

On October 6, 2014, Quebecor Media announced the sale of 175 English-language newspapers and publications to Postmedia Network Canada Corporation for cash consideration of $316.0 million, which transaction includes the Sun chain of dailies, namely the Ottawa Sun, Toronto Sun, Winnipeg Sun, Edmonton Sun and Calgary Sun, as well as The London Free Press, the 24 Hours dailies in Toronto and Vancouver, and community dailies and weeklies, buyers’ guides and specialty publications as well as the Canoe portal’s English-Canadian operations and eight printing plants, including the Islington (Ontario) plant (the “Postmedia Transaction”). Our French-language newspapers and publications, including Le Journal de Montréal, Le Journal de Québec and the 24 Heures (Montréal), are not included in the Postmedia Transaction. The Postmedia Transaction is subject to approval by regulatory authorities, specifically the Competition Bureau.

•	On September 10, 2014, Videotron launched its LTE mobile network, which reaches nearly 90% of the population of the Province of Québec and supports speed of up to 150 mbps.

•	On September 2, 2014, Quebecor Media announced the closing of a transaction whereby it sold Nurun Inc. to Publicis Groupe for cash consideration of $125.0 million.

•

On July 31, 2014, Quebecor Media announced the creation of its Media Group, a new segment dedicated to entertainment and news media which includes the operations of TVA Group, Sun Media, QMI Agency, Quebecor Media Out-of-Home, Quebecor Media Sales (“QMI Sales”), Quebecor Media Network,

Quebecor Media Printing, Sogides Group Inc. and CEC Publishing Inc. The Media Group has activities in broadcasting, magazine publishing, book distribution and publishing, newspaper publishing and other media related operations.

•

On June 1, 2014, Quebecor Media closed the transaction whereby it sold to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., its 74 Québec weeklies for cash consideration of $75.0 million (the “TC Transaction”).

•

On April 9, 2014, Videotron announced the closing of the offering and sale of 5 3/8% Senior Notes, maturing on June 15, 2024, in the aggregate principal amount of US$600.0 million for net proceeds of $654.5 million (net of financing expenses). The proceeds of this offering were used on April 24, 2014 to finance the early redemption and withdrawal of US$260.0 million aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes, issued on March 5, 2009 and maturing in April 15, 2018, to repay borrowings under its revolving credit facility, to pay related fees and expenses and the remainder for general corporate purposes.

•

In March and April, 2014, Quebecor Media repurchased and retired US$380.0 million aggregate principal amount of its 7 3/4% Senior Notes issued on October 5, 2007 and due March 15, 2016 and settled the related hedging contracts.

•

On April 3, 2014, after final payment was made on the spectrum awarded in the auction ended February 19, 2014, Industry Canada issued seven 700 MHz licenses to Videotron. The operating licenses, acquired for $233.3 million, cover the entire provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million, representing approximately 80% of Canada’s population.

•

On November 26, 2013, Quebecor announced an agreement with Rogers Communications Inc. and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada. The 12-year agreement has begun with the 2014-15 season. Among other things, TVA Sports obtained broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events, including the all-star game and the draft.

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

•

On July 18, 2013, TVA Group announced the acquisition of Les Publications Charron & Cie inc., publisher of La Semaine magazine, and of Charron Éditeur inc., which was subsequently transferred to Sogides Group Inc., a subsidiary in our Media segment.

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

•

On May 31, 2013, Quebecor Media sold its specialized web sites Jobboom and Réseau Contact to Mediagrif Interactive Technologies (“Mediagrif”) for a total consideration of $65.0 million. The dispositions of Jobboom and Réseau Contact were completed on June 1, 2013, and November 29, 2013, respectively.

•

On May 29, 2013, Videotron announced an agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). Both Videotron and Rogers will maintain their business independence, including product and service portfolios, billing systems and customer data. As part of the Rogers LTE Agreement, Rogers and Videotron will provide each other with services for which Videotron will receive $93.0 million and Rogers will receive $200.0 million, payable over a period of 10 years. In addition to the LTE network build-out and sharing agreement, Videotron and Rogers have also come to an agreement regarding Videotron’s unused AWS spectrum in the Greater Toronto Area. Videotron has the option to transfer its Toronto spectrum license to Rogers since January 1, 2014, for an aggregate consideration of $180.0 million.

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

•

Also on October 11, 2012, Quebecor Media issued US$850.0 million aggregate principal amount of its 5 3/4% Senior Notes due 2023 for net proceeds of $820.7 million (net of financing expenses) and $500.0 million aggregate principal amount of its 6  5/8% Senior Notes due 2023 for net proceeds of $493.8 million (net of financing expenses). Quebecor Media used the proceeds of these offerings to finance: (i) the repurchase for cancellation from CDP Capital of 20,351,307 of its common shares for an aggregate purchase price of $1.0 billion, (ii) the redemption and retirement of US$320.0 million aggregate principal amount of its issued and outstanding 7  3/4% Senior Notes due 2016 issued in 2007 and (iii) for the payment of related transaction fees and expenses.

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

B - Business Overview

Overview

We are one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing and distribution, Internet portals and specialized websites services, television broadcasting, studio, soundstage and equipment leasing services, post-production, visual effects and 3D animation, book and magazine retailing, publishing and distribution, video and console games rental and distribution, music recording, production, distribution and streaming, production of shows and events, video game development, out of home advertising, two QMJHL teams and sporting and cultural events management. Through our subsidiary Videotron, we are a premier cable and mobile communications service provider. We hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of media properties.

During the third quarter of 2014, the Corporation changed its organisational structure and its operations are now managed through the following three segments: (i) Telecommunications, (ii) Media and (iii) Sports and Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous “News Media” and “Broadcasting” segments, as well as the book publishing and distribution activities previously included in the “Leisure and Entertainment” segment, (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous “Leisure and Entertainment” segment relating to music, entertainment, sports and the future Québec City Arena, and (c) the transfer of the retail businesses from the previous “Leisure and Entertainment” segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information presented in this annual report have been reclassified to reflect these changes.

On October 6, 2014, we announced that Quebecor Media had entered into the Postmedia Transaction. The Postmedia Transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While the Postmedia Transaction is under review and pending the approval from the regulatory authorities, Quebecor Media will continue publishing the 175 newspapers and publications sold as part of the Postmedia Transaction, including the Sun chain of dailies, namely the Ottawa Sun, Toronto Sun, Winnipeg Sun, Edmonton Sun and Calgary Sun, as well as The London Free Press, the 24 Hours dailies in Toronto and Vancouver, and community dailies and weeklies, buyers’ guides and specialty publications as well as the Canoe portal’s English-Canadian operations and eight printing plants, including the Islington (Ontario) plant. The numbers and percentages presented in this section in connection with Sun Media’s operations as of December 31, 2014 and comparative years do not reflect the sale of the 175 newspapers and publications sold as part of the Postmedia Transaction, as the Corporation continues to operate the assets sold as part of the Postmedia Transaction until the approval from the regulatory authorities. However, the businesses sold pursuant to the Postmedia Transaction are treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2014 and comparative years as well as in the management’s discussion and analysis of financial condition and results of operations for such period, which are included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects” of this annual report, respectively. For more information, refer to Note 8 to our audited consolidated financial statements for the year ended December 31, 2014 included under “Item 18. Financial Statements” of this annual report.

Competitive Strengths

Leading Market Positions

In our Telecommunications segment, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron branded stores and kiosks, assist us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. Sun Media operates Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on paid weekly readership of non-national newspapers data published by the NADbank® Study. Through TVA Group, we are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America in terms of market share.

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

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line or DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand service available on our illico Digital TV, illico.tv, illico.tv tablet app (for Android and iPad) and illico mobile platforms. Customers can interrupt and resume programming at will on any of these four illico platforms.

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

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, technology, telecommunications, media, sports and entertainement. Under the leadership of our senior management team, we have, among other things, improved penetration of our HSIA offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•	Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of

French-language programming, the leading newspaper publisher in the Province of Québec for daily paid and unpaid newspapers and a leading French-language Internet news and information portal in Canada. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our Media segment and QMI Agency, the acquisition and subsequent sharing of content between our various businesses through QMI Content, the development of a strong live event-oriented segment through the new Québec City Arena, the acquisition of our two QMJHL hockey franchises, the NHL Broadcasting Agreement and the related broadcast of hockey games on our TVA Sports channels as well as our efforts to obtain a National Hockey League franchise for Québec City, and the integration of advertising assets with the creation of our sales services through QMI Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Build on our position as a telecommunications leader with our mobile telephony network. We provide an offering of advanced mobile telecommunications services to consumers and small and medium businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new LTE Network is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

•

Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology and products and services leveraging our new mobile network) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable and mobile telephony services, as well as high-definition television, video-on-demand, subscription video-on-demand (SvOD) and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of our digital television, cable Internet access, telephony and mobile voice and data services will result in increased ARPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

•

Cross-promote brands, programs and other content. The geographic overlap of our telecommunications, broadcasting, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

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

•

Manage expenses through success driven capital spending and technology improvements. In our Telecommunications segment, we support the growth in our customer base and bandwidth requirements through strategic success driven modernizations of our network and increases in network capacity. In our Media segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and improving our cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.

•

Diversification of Revenues. In our Media segment, we believe that diversifying our revenue streams, which are heavily dependent on the advertising carried by our over-the-air television network, is critical to future growth and profitability and we will thus continue to explore investments in businesses that are expected to diversify our revenue streams as a growth strategy.

Telecommunications

Through Videotron we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.5 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Québec. Products and services include Internet, television, telephony, mobile services, and business solutions products such as hosting, private network connectivity, WIFI, audio and video transmission. Through 4Degrees Colocation, we operate a data centre in Québec City which is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

We own a 100% voting and 100% equity interest in Videotron.

We are also engaged in retail and rental of DVDs, Blu-ray discs and console games through our Le SuperClub Videotron subsidiary and its franchise network.

The retail sector also includes Archambault Group, one of the largest chains of music and book stores in the Province of Québec with 15 retail locations, consisting of 14 Archambault megastores and one Paragraph bookstore. Archambault Group also offers a variety of games, toys and other gift ideas.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services and business telecommunications services.

Cable Services

i. Advanced Cable-Based Products and Services

Our cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet (Hybrid Fibre) access, digital television, residential telephony and selected interactive services. In 2012, we launched illico TV new generation, offering a new interface with entirely redesigned ergonomics for fluid, intuitive navigation, as well as additional value-added features. As of December 31, 2014, 65.8% of our digital customers were using illico TV new generation. In 2014, we introduced on the market the very latest in technology: illico X8. This high-tech PVR has a processor 4 times more powerful than the previous generation, thus allowing the customers to program up to eight simultaneous recordings and keep up to 230 hours of HD recording. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 60 Mbps and in nearly half of the network up to 200 Mbps. As of December 31, 2014, we had 1,537,532 cable Internet access customers, representing 86.3% of our basic customers and 55.4% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 54.4% as of December 31, 2014.

•

Digital Television. We have installed headend equipment through an hybrid optical fibre and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a high definition quality. All of our television packages include 52 basic television channels, audio services providing digital-quality music, 21 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2014, we had 1,561,692 customers for our digital television service, representing 87.6% of our total basic customers and 56.2% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2014, we had 1,349,010 subscribers to our cable telephony service, representing a penetration rate of 75.7% of our basic cable subscribers and 48.6% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, computer, tablet or mobile phone respectively through illico Digital TV, illico.tv, our illico tablet app and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico.tv, the illico tablet app, or illico mobile. Moreover, we also launched a new application for iPad in 2014. This application features a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. This iPad application smartly and swiftly highlights any content available from the entire illico catalog, including video-on-demand titles, live television broadcasts or recorded shows, and allows the customer to transfer it directly and seamlessly from their iPad to their television. We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In March of 2013, we introduced Club illico (formerly Club Unlimited), a flat-fee plan offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). Club illico began in late 2013 co-producing television series and offering them in their first broadcast window, prior to their linear broadcast. On December 31, 2014, the Club illico service had already reached 177,700 subscribers. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

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

As of December 31, 2014, we had 220,550 customers for our analog television service, representing 12.4% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (‘‘HSPA’’) mobile communication network (3G) which was upgraded to HSPA+ (4G), on June 30, 2011.

Under an arrangement with Industry Canada, Videotron offers fixed wireless Internet access in selected rural areas of the Province of Québec. Powered by our HSPA+ network, this service allows thousands of households and businesses that had no access to high speed cable Internet to benefit from a reliable and professionally installed high speed Internet. As a result, we extended our residential and business Internet footprint to dozens of previously underserved municipalities across the Province of Québec.

In 2013, Videotron signed a 20-year agreement with Rogers for the cooperation and collaboration in the build-out and operation of a shared LTE network to bring LTE to even more customers in the Province of Québec and the Ottawa region. In September 2014, Videotron launched its shared LTE wireless network, with Rogers. This shared network delivers an optimal user experience for consumers and businesses and yields the expected capital and operating savings, allowing Videotron to reinvest in its customers and networks. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data.

In April 2014, Videotron added Apple’s mobile devices, including the iPhone, to its extensive line-up of mobile hardware, thus enabling Videotron to reach a significantly untapped segment of its addressable market, in particular the young mobile users. Subsequently, Videotron launched new illico applications for iPhone (4, 5C, 5S, 6) and iPad.

In the 700 MHz auction held in 2014, Videotron acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the auction held in 2014 enhances Videotron’s ability to maintain a leading edge, high capacity wireless network in Québec and in the Ottawa region, and provides Videotron with a number of options to maximize the value of its investment in the rest of Ontario, Alberta and British Columbia. As of December 31, 2014, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2014, there were 632,766 lines activated on our mobile network, representing a year-over-year increase of 128,452 lines (25.5%).

In the Industry Canada auction for AWS-3 commercial mobile spectrum held on March 3, 2015, Videotron acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of Québec’s population and that of the Ottawa region. This spectrum, which supports LTE technology, will further enhance Videotron’s ability to maintain a leading-edge, high-capacity wireless network in Québec and in the Ottawa region.

Business Telecommunications Services

Videotron Business Solutions is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet, cable telephony, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers. Through 4Degrees Colocation, we operate a data centre in Québec City which is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

Videotron serves customers with dedicated sales and customer service teams with solid expertise in business services. Videotron Business Solutions relies on its extensive coaxial, fiber optic and LTE wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suit of advanced products and services:

	As of December 31,
	2014	2013	2012	2011	2010
Homes passed(1)	2,777,264	2,742,476	2,701,242	2,657,315	2,612,406
Cable Television
Basic customers(2)	1,782,242	1,825,081	1,854,981	1,861,477	1,811,570
Penetration(3)	64.2%	66.5%	68.7%	70.1%	69.3%
Digital customers	1,561,692	1,531,361	1,484,589	1,400,814	1,219,599
Penetration(4)	87.6%	83.9%	80.0%	75.3%	67.3%
Cable Internet
Cable Internet customers	1,537,532	1,505,992	1,443,992	1,359,600	1,268,083
Penetration(3)	55.4%	54.9%	53.5%	51.2%	48.5%
Telephony Services
Cable telephony lines	1,349,010	1,348,520	1,316,327	1,245,893	1,145,063
Penetration(3)	48.6%	49.2%	48.7%	46.9%	43.8%
Mobile telephony lines	632,766	504,314	403,804	290,742	136,111

(1)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic customers.

Industry Overview

Cable Television Industry

Industry Data

Cable television has been available in Canada for more than 50 years and is a well-developed market. As of August 31, 2013, the most recent date for which data is available, there were approximately 8.8 million cable television customers in Canada. For the twelve months ended August 31, 2013 (the most recent data available), total industry revenue was estimated to be over $12.3 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and broadened their offerings of products and services. The following table summarizes the most recent available annual key statistics for the Canadian cable television industry.

	Twelve Months Ended August 31,
	2013	2012	2011	2010	2009	CAGR(1)
	(Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)	$12.3	$11.5	$10.9	$10.1	$9.2	6.0%
Basic Cable Customers(2)	8.8	8.7	8.5	8.3	8.1	1.7%

Source of Canadian data: CRTC.

(1)	Compounded Canadian annual growth rate from 2009 through 2013.
(2)	Including IPTV.

Mobile Telephony Industry

In terms of wireless penetration rate (i.e., the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. As of December 31, 2013 (the most recent data available), the Province of Québec had a penetration rate under the Canadian average (66.6% vs. 79.1% according to the CRTC). As of September 30, 2014, incumbents were still dominant in the industry in Canada, with market share of approximately 91% in the Province of Québec, according to the CRTC.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of advanced wireless networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2014, there were more than 28.5 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2014, the average monthly invoice on recurring subscription fees per residential customer was $109.22 (representing a 6% year-over-year increase) and approximately 81% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. In 2014, we introduced the possibility for customers to get the complete optimization of their Wi-Fi signal, including the installation of up to two Wi-Fi optimizers, if necessary. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2014, our cable system consisted of 32,930 km of fibre-optic cable and 45,992 km of coaxial cable, covering approximately 2.8 million homes and serving approximately 2.2 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 79% of households and, according to our estimates, more than 77% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2020.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.85% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in our network will be required.

Mobile Telephony

As of December 31, 2014, our shared network reached approximately 90% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. The vast majority of our towers and transmission equipment being linked through our fibre-optic network using a multiple label switching – or MPLS – protocol, our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced (“LTE A”) are being commercialized. The Rogers LTE Agreement provides and allows Rogers and Videotron to continue the evolution of the shared network. Videotron’s spectrum contribution, as well as that of Rogers, will allow them to continue to exploit LTE technologies and to provide their subscribers with high throughput data connections.

During 2014, Videotron maintained its HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average revenue per user – or ARPU – customer retention and operating margins;

•

continue to rapidly deploy advanced products on all our services – cable, Internet, telephony, content and mobile – to maintain and increase our leadership and offer competitive mobile rate plans and products to gain additional market share;

•	design product offers that provide greater opportunities for customer entertainment and information;

•

develop targeted marketing programs to attract former customers and households that have never subscribed to certain of our services and customers of alternative or competitive services as well as target specific market segments;

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

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing and direct mail solicitation. Those initiatives are also strongly supported by business intelligence tools such as predictive churn models.

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we are now offering the service of dedicated, knowledgeable and well-trained technical experts which we call our “PROS”, the primary mission of which is to support our customers by helping them get the most out of what Videotron has to offer. Through personalized demonstration sessions, the PROS provide customers with continued customer service after subscription has been made. We continue to provide a 24-hour customer service hotline seven days a week across most of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs. To increase customer loyalty, we are also starting to leverage strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding our value proposition to our customers.

Programming

We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to and retain our cable services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including all major Canadian media groups.

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following recent acquisitions in the market and the significant increased costs of sports content rights.

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective mobile networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix and Apple TV, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources. Our introduction of Club illico, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content, aims to reduce the effect of competition from alternative delivery sources.

•

DSL. The deployment of digital subscriber line technology (“DSL”) provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decreases with the distance between the DSL modem and the line card.

•

FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is provided by the DSL technology. Fibre to the home (“FTTH”) brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself. It provides speeds comparable to high speeds of cable-modem Internet access. Because of the cost involved with FTTH and FTTN, deployment of these technologies is progressive. The main competition for cable-modem Internet access comes from a provider of DSL and Fibre to the x (FTTx) services.

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds, contributes to the emergence of alternative technologies such as IPTV digital content (movies, television shows and other video programming) offered on various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our cable television services.

•

VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). Certain ILECs have already started replacing many of their main feeds with fibre-optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

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

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile telephony services in our market. The Canadian incumbents have deployed their LTE networks and this technology is deemed to become an industry standard. Videotron launched its LTE network on September 10, 2014.

•

Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi dwelling units, such as condominiums, apartment complexes, and private residential communities.

•

Wireless Distribution. Cable television systems also compete with wireless program distribution services such as MMDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•

Grey and Black Market Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•

Telephony Service. Our cable telephony service competes against other telephony service providers, including the incumbent telephone service provider in most of the Province of Québec, which used to control a significant portion of the telephony market in the Province of Québec, VoIP telephony service providers and mobile telephony service providers.

•

Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

Retail Sector

Archambault Group is one of the largest chains of music and book stores in the Province of Québec with 15 retail locations, consisting of 14 Archambault megastores and one Paragraph bookstore. Archambault Group also offers a variety of games, toys and other gift ideas. Archambault Group’s products are also distributed through its website archambault.ca. Archambault Group also operates music and books downloading services with per-item fees.

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 157 retail locations as of December 31, 2014. With the majority of these retail locations also offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Media

On July 31, 2014, we announced the creation of Media Group, a new segment dedicated to entertainment and news media which includes the operations of TVA Group, Sun Media, QMI Agency, Quebecor Media Out-of-Home, QMI Sales, Quebecor Media Network, Quebecor Media Printing, Sogides Group Inc. and CEC Publishing. The Media Group has activities in broadcasting, magazine publishing, book distribution and publishing, newspaper publishing and other media related operations.

Quebecor Media owns 100% of the voting and equity interests of Sun Media, Quebecor Media Printing, CEC Publishing and Sogides Group. Quebecor Media also owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group.

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, TVA Sports II, TVA Sports III, addikTV, Argent, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. TVA Group’s TVA Accès Inc. subsidiary is engaged in commercial production and its TVA Films division is engaged in the distribution of films and television programs.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 31.9% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2014 through November 30, 2014 and, according to the Canadian TVB Report for the period from December 31, 2013 through November 30, 2014, our share of the Province of Québec’s French-language broadcast television advertising market was 40.1%.

For the period from January 1, 2014 through December 31, 2014, we aired 17 of the 30 most popular TV programs in the Province of Québec, including La Voix and L’Été indien. In addition, for the same period in 2013, the TVA Network had also 17 of the top 30 French-language prime time television shows in the Province of Québec, according to Numeris data. Since May 1999, the TVA Network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

Until February 13, 2015, the Media segment also operated the English-language news and opinion specialty channel Sun News, which discontinued its operations on that date. The Media segment’s operating results presented in this report include Sun News’ financial data.

The Studios, Equipment and Post-Production Business’ includes soundstage and equipment leasing services, post-production services, expertise in visual effects services and proprietary online transaction and distribution platforms for video-on-demand and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our Studios, Equipment and Post-Production Business’s software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

As part of its assets, the Studios, Equipment and Post-Production Business includes movie and television studios of approximately 225,000 square feet in Montréal and St-Hubert, Québec, which have cutting-edge equipment, including Canada’s largest and most up-to-date pool of cameras, lighting and specialized equipment.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives. The television market has been affected by audience fragmentation across the various content delivery platforms, including the Internet and video-on-demand, as well as the arrival of a large number of specialized services.

There are three main French-language broadcast networks in the Province of Québec: Société Radio-Canada, “V” and TVA Network. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, V and CTV are privately held and are commercial networks. CBC and Société Radio-Canada are government owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Québec also have access to certain U.S. networks. In the area of speciatly television broadcasting in the Province of Québec, our main competitors are Bell Media, CBC and Corus.

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2014:

Network	Share of Province of Québec Television
TVA Network	22.7%
Société Radio-Canada	13.0%
V	7.9%
TVA Group’s French-language specialty TV	9.2%
Various French-language specialty and pay cable TV(1)	39.2%
Others	8.0%

Source: Numeris for the period between January 1, 2014 and December 31, 2014.

(1)	Bell Media (19.3%), Corus (7.3%), Société Radio-Canada (4.7%) and others (7.9%).

Television Broadcast Network

Our French-language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski Matane-Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Our four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. A substantial portion of our network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and MMDS.

TVA Group’s website is accessible at groupetva.ca.

Television Specialty Broadcasting

Through various subsidiaries, we control or participate in the following 11 specialty services: LCN, a French-language all news service, TVA Sports, TVA Sports II and TVA Sports III, French-language specialty television services devoted to sports, Évasion, a French-language travel and tourism service, Argent, a French-language economic, business and personal finance news service, addikTV, a national French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI&cie, a French-language specialty television service dedicated to style, beauty and the well-being of Québec women, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at preschoolers. Each of TVA Group’s specialty channels has its own dedicated website.

Until February 13, 2015, the Media segment also operated the English-language news and opinion specialty channel Sun News, which discontinued its operations on that date. The Media segment’s operating results presented in this annual report include Sun News’ financial data.

Type of Service	Language	Voting Interest
Category A Digital Specialty Services:
• addikTV	French	100.0%
• Argent (LCN—Affaires)	French	100.0%
• Évasion	French	8.3%
Category B Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
• MOI&cie	French	100.0%
Category C Digital Specialty Services:
• LCN — Le Canal Nouvelles	French	100.0%
• TVA Sports	French	100.0%
• TVA Sports II	French	100.0%
• TVA Sports III	French	100.0%

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2014, we derived approximately 72% of our advertising revenues from national advertisers and 28% from regional and local advertisers.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. Through TVA Productions Inc. (and its affiliate TVA Productions II inc.), we produced approximately 1,500 hours of original programming in 2014, consisting primarily of morning and general interest shows, reality shows, variety shows and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie Inc. (“Publications Charron”) publish more than 50 French-language magazines in various fields such as arts, entertainment, television, fashion and decoration. They also market digital products associated with the different magazine brands. Together, TVA Publications and Publications Charron magazines hold 54% of cumulative monthly Québec French-language readership, according to data compiled by the PMB (Print Measurement Bureau - Fall 2014). TVA Publications is the leading magazine publisher in the Province of Québec and our objective is to leverage its focus on entertainment across our television and Internet programming.

In addition, subject to and upon closing of the Transcontinental Transaction, TVA Group will add to its portfolio the 11 following titles: Coup de pouce, Canadian Living, Véro Magazine, Décormag, Style at Home, Fleurs Plantes Jardins, Canadian Gardening, Québec Vert, The Hockey News, MaisonNeuves.com, Condo Maison Direct, along with the recettes.qc.ca, Quoi manger, and On the Table websites. The Corporation will also hold an effective 51% share in Les Publications Transcontinental-Hearst Inc., publisher of Elle Canada and Elle Québec magazines, in partnership with Hearst Group, which holds a 49% share. As well, TVA Group and Bayard Group will each hold a 50% share in Publications Senior Inc., publisher of Le Bel Âge and Good Times magazines. The Transcontinental Transaction was authorized by the Competition Bureau on March 2, 2015. The closing of this transaction is expected to take place within a few weeks of such authorization.

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing Inc. (“CEC Publishing”), 18 general literature publishers under the Groupe Sogides Inc. (“Sogides Group”) umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2014, we published or reissued a total of 675 titles in paper format and 427 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 195 Québec and European French-language publishers. We distribute French-language books to approximately 3,300 retail outlets in Canada. In addition, Messageries ADP distributes approximately 14,500 digital books.

Newspaper Publishing

As of December 31, 2014, our Media segment published 35 paid-circulation dailies, three free commuter dailies and 140 community weekly newspapers, magazines, buyers guides, farm publications and other specialty publications. Our publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers.

On October 6, 2014, Quebecor Media announced that it had entered into the Postmedia Transaction. The Postmedia Transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While the Postmedia Transaction is under review and pending the approval from the regulatory authorities, Quebecor Media will continue publishing the 175 newspapers and publications sold as part of the Postmedia Transaction, including the Sun chain of dailies, namely the Ottawa Sun, Toronto Sun, Winnipeg Sun, Edmonton Sun and Calgary Sun, as well as The London Free Press, the 24 Hours dailies in Toronto and Vancouver, and community dailies and weeklies, buyers’ guides and specialty publications as well as the Canoe portal’s English-Canadian operations and eight printing plants, including the Islington (Ontario) plant. Our French-language newspapers and publications, including Le Journal de Montréal, Le Journal de Québec and the 24 Heures (Montréal) are not included in the Postmedia Transaction. The numbers and percentages presented in this section in connection with Sun Media’s operations as of December 31, 2014 and comparative years do not reflect the sale of the 175 newspapers and publications sold as part of the Postmedia Transaction, as the Corporation continues to operate the assets sold as part of the Postmedia Transaction until the approval from the regulatory authorities. However, the businesses sold pursuant to the Postmedia Transaction are treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2014 and comparative years as well as in the management’s discussion and analysis of financial condition and results of operations for such period, which are included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects” of this annual report, respectively. For more information, refer to Note 8 to our audited consolidated financial statements for the year ended December 31, 2014 included under “Item 18. Financial Statements” of this annual report.

On June 1, 2014, we closed the TC Transaction. The numbers and percentages presented in this annual report in connection with Sun Media’s operations as of December 31, 2014 and comparative years reflect the sale of the 74 Québec weeklies pursuant to the TC Transaction. The newspapers sold pursuant to the TC Transaction are treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2014 and comparative years. For more information, refer to Note 8 to our audited consolidated financial statements for the year ended December 31, 2014 included under “Item 18. Financial Statements” of this annual report.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas. As of December 31, 2014, our newspapers publishing activities combined average weekly circulation (paid and unpaid) was approximately 9.1 million copies, according to internal statistics. In addition, according to the Newspapers Canada Circulation Data, Sun Media’s 28.7% market share of weekly average circulation for Canadian daily paid newspapers makes our newspaper publishing operations the largest newspaper publisher in Canada in terms of weekly average circulation.

According to the Newspapers Canada Circulation Data, there are approximately 93 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 93 paid circulation daily newspapers, 18 have average daily circulation in excess of 50,000 copies. These include 12 English-language metropolitan newspapers, four French-language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper publishers may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

Newspaper publishers derive revenue primarily from the sale of retail, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in limited growth, if any, for traditional newspaper publishers, for many years, and the newspaper industry is now undergoing fundamental changes. As a result, the newspaper industry is facing challenges to retain its revenues and circulation/readership, as advertisers and readers become increasingly fragmented in the increasingly populated media landscape.

Advertising and Circulation

Advertising revenue is the largest source of revenue for our newspaper operations, representing 63.2% of our newspaper operations’ total revenues in 2014. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis, and sold through our national sales force.

In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 20.4% of total revenues of our newspaper operations in 2014. In the large urban markets, our paid daily newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except the London Free Press, which does not publish a Sunday edition. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales.

Digital revenues represented 4.2% of total revenues for our newspaper operations in 2014. Digital revenues are generated from advertising on our websites, digital subscriptions to the e-editions of our newspapers and more recently through paywalls launched in our urban daily newspaper websites. Through our newspaper operations, we operate over 150 websites, which include publication websites to complement each of its urban and community paid daily newspaper publications. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

Throughout 2014, Sun Media announced and implemented restructuring initiatives, including head count reductions to further streamline and optimize the segment’s operations to focus on its core competencies.

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

We are number one in the Province of Québec for daily paid and unpaid newspapers with a weekly circulation of 3.8 million newspapers.

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

For the year 2014, on a combined weekly basis, the eight paid daily newspapers in Sun Media’s Urban Daily Group had a circulation of approximately 4.1 million copies, according to internal statistics. These newspapers hold either the number one or number two position among non-national paid dailies in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank® Inc. According to the 2013 NADbank® study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank® Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists Sun Media’s paid daily newspapers and their respective readership in 2013 as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the NADbank® Study:

	2013 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP (1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	601,700	389,100	566,500	1st
Le Journal de Québec	176,500	127,600	176,800	1st
Toronto Sun	414,600	452,000	451,100	2nd
London Free Press	143,500	n/a	135,500	1st
Ottawa Sun	90,900	77,500	92,900	2nd
Winnipeg Sun	79,200	63,000	95,500	2nd
Edmonton Sun	115,700	135,700	131,100	2nd
Calgary Sun	134,700	136,600	122,900	2nd

Total Average Readership	1,756,800	1,381,500	1,772,300

(1)	Based on paid weekly readership of non-national newspapers data published by the NADbank® Study.

The following table lists Sun Media’s paid daily newspapers and their respective average daily paid circulation in 2014:

	2014 AVERAGE PAID CIRCULATION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	212,900	199,100	201,500
Le Journal de Québec	104,900	96,800	97,300
Toronto Sun	110,500	139,900	120,200
London Free Press	71,800	n/a	67,700
Ottawa Sun	28,600	30,000	33,100
Winnipeg Sun	17,500	18,500	16,700
Edmonton Sun	32,800	44,600	34,800
Calgary Sun	38,300	48,600	36,400

Total Average Paid Circulation	617,300	577,500	607,700

Source: Internal Statistics

Le Journal de Montréal. Le Journal de Montréal is published seven days a week and is distributed by Quebecor Media Network Inc. The main competitors of Le Journal de Montréal are La Presse and The Montréal Gazette. Its website is accessible at www.journaldemontreal.com.

Le Journal de Québec. Le Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The main competitor of Le Journal de Québec is Le Soleil. Its website is accessible at www.lejournaldequebec.com.

Toronto Sun. The Toronto Sun is published seven days a week throughout the greater metropolitan Toronto area. The main competitors of the Toronto Sun are the Toronto Star, the Globe & Mail and the National Post. As a tabloid newspaper, the Toronto Sun has a unique format compared to these broadsheet competitors. Its website is accessible at www.torontosun.com.

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily paid newspaper in its market and is published six days a week, Monday through Saturday. Its website is accessible at www.lfpress.com.

Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region. It competes daily with the English-language broadsheet, the Ottawa Citizen, and also with the French-language paper, Le Droit. Its website is accessible at www.ottawasun.com.

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun competes with the Winnipeg Free Press. Its website is accessible at www.winnipegsun.com.

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun competes with Edmonton’s broadsheet daily, the Edmonton Journal. Its website is accessible at www.edmontonsun.com.

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun competes with Calgary’s broadsheet daily, the Calgary Herald. Its website is accessible at www.calgarysun.com.

Free daily newspapers

Sun Media publishes free daily commuter publications in three urban markets: Toronto, Montréal and Vancouver. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications for 2014:

2014 Average Daily Circulation
FREE DAILY COMMUTER PUBLICATIONS	Mon-Fri
24 Hours — Toronto	187,100
24 Heures — Montréal	137,200
24 Hours — Vancouver	112,600

Total Average Daily Circulation	436,900

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

The Community Newspaper Group

Sun Media’s Community Newspaper Group consists of 27 paid daily community newspapers and, 140 community weekly newspapers, shopping guides, agricultural and other specialty publications. The total average weekly circulation of the publications in Sun Media’s Community Newspaper Group for the year ended December 31, 2014 was approximately 1.6 million free copies and approximately 1.2 million paid copies, according to internal statistics. Our community newspaper publications offer news, sports and special features, with an emphasis on local information.

The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by Sun Media’s Community Newspaper Group for the year ended December 31, 2014:

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION
The Kingston Whig-Standard	Kingston, Ontario	16,700
The Standard	St. Catherines, Ontario	13,900
The Expositor	Brantford, Ontario	12,800
The Peterborough Examiner	Peterborough, Ontario	10,100
The Sun Times	Owen Sound, Ontario	10,000
The Sault Star	Sault Ste Marie, Ontario	9,900
The Sudbury Star	Sudbury, Ontario	9,400
The Observer	Sarnia, Ontario	9,300
North Bay Nugget	North Bay, Ontario	8,400
Niagara Falls Review	Niagara Falls, Ontario	8,200
Cornwall Standard Freeholder	Cornwall, Ontario	7,600
The Tribune	Welland, Ontario	7,600
The Intelligencer	Belleville, Ontario	7,100
The Recorder & Times	Brockville, Ontario	6,000
Beacon Herald	Stratford, Ontario	6,000
The Chatham Daily News	Chatham, Ontario	5,500
The Daily Press	Timmins, Ontario	4,800
Packet & Times	Orillia, Ontario	3,800
The Barrie Examiner	Barrie, Ontario	3,700

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION
Simcoe Reformer	Simcoe, Ontario	3,600
Daily Herald Tribune	Grande Prairie, Alberta	3,400
Sentinel Review	Woodstock, Ontario	3,200
The Daily Observer	Pembroke, Ontario	3,000
St. Thomas Times-Journal	St. Thomas, Ontario	3,000
Northumberland Today	Northumberland, Ontario	2,800
Kenora Daily Miner & News	Kenora, Ontario	1,500
Fort McMurray Today	Fort McMurray, Alberta	1,400

Total Average Daily Paid Circulation		182,700

Source: Internal Statistics

(1)	The listed newspapers are published at least five days per week, except for the Kenora Daily Miner & News which is published four days per week.

As at December 31, 2014, our community newspaper operations included 115 publications, in Ontario and 38 in Alberta.

Competition

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

Media Properties

The Media segment, excluding TVA Group and its subsidiaries, operates the following portals and destination sites:

•

Canoe Network (canoe.ca), a bilingual portal which logs over 10.3 million unique visitors per month in Canada, including more than 5.5 million in the Province of Québec (according to ComScore Media Metrix figures for December 2014);

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

E-commerce Properties

The following e-commerce properties are included under the Canoe Network umbrella:

•	Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•	Our local classified sites attached to our large urban newspaper brands;

•	YourLifeMoments.ca, Sun Media’s premier site for announcing, celebrating, sharing all of life’s special moments; and

•

Micasa.ca, one of the leading real-estate listing sites in the Province of Québec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners.

Distribution Network

Quebecor Media Network distributes dailies, weeklies, magazines and print media and reaches approximately 225,000 households and 12,375 retail outlets through its operations in the Province of Québec.

Commercial Printing

Sun Media’s owns printing facilities, including eight printing facilities for its urban and community publications which are located in five provinces. Through our wholly-owned subsidiary Quebecor Media Printing, we operate two printing facilities located in Islington, Ontario, and Mirabel, Québec. The 24 Hours in Toronto, the Toronto Sun and a number of Ontario community publications are printed in Islington, Ontario. Le Journal de Montréal, the Ottawa Sun and the 24 Heures (Montréal) are printed in Mirabel, Québec. Eight of our printing facilities, including the Islington (Ontario) facility, are in the process of being sold as part of the Postmedia Transaction.

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

Other Operations

We are involved in out-of-home-advertising through the installation, maintenance and management of out-of-home advertisement, including on transit and bus shelters. In relation thereto, we entered into a 10-year agreement with Société de transport de Lévis, a 20-year agreement with Société de transport de Laval, and a 20-year agreement with Société de transport de Montréal (STM). Also, through QMI Agency, we provide content to external customers as well as to certain of our subsidiaries and divisions and, through QMI Sales, we offer integrated, diversified and complete advertising services to our clients.

Sports and Entertainment

Our activities in the Sports and Entertainment segment consist primarily of show distribution, sporting and cultural events management, music production, distribution and streaming, the operation of two QMJHL teams and the operation and management of the future Québec City Arena.

Quebec City Arena

The construction of the Québec City Arena has begun in September 2012 and is scheduled to be completed in July 2015, with a currently expected public opening in September 2015. The Québec City Arena will have approximately 18,400 seats and will host the Remparts de Québec as well as a variety of events and shows by local and international artists. Through a 25-year agreement entered into with Québec City, we will have usage and naming rights for the Québec City Arena until 2040. In anticipation of the opening of the Québec City Arena, we have entered into a strategic partnership for the operation of the Québec City Arena with Live Nation Entertainment, including two of its main divisions, namely Live Nation Concerts, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in the Province of Québec under the name ‘‘Admission’’. We have also entered into a strategic partnership with Levy Restaurants, with an emphasis on building a world class culinary experience in the Québec City Arena through a local food and beverage program.

QMJHL Hockey Teams

We own two QMJHL franchises, namely L’Armada de Blainville-Boisbriand and the Remparts de Québec. As part of transaction relating to the acquisition of the Remparts de Québec, we also obtained rights to organize a women’s professional tennis tournament (namely, the “Coupe Banque Nationale”) as well as the 2015 Memorial Cup, which will be hosted by the Remparts de Québec.

Events Production and Management

Through Gestev, a sports and cultural events manager, we produce numerous high-profile events such as the Red Bull Crashed Ice extreme race, the Vélirium (International Mountain Bike Festival and World Cup), the Transat Québec Saint-Malo sailing race, Sprint Québec (FIS Cross-Country World Cup), and the Snowboard Jamboree (including the FIS Snowboard World Championships).

Music Distribution

Through certain divisions and subsidiaries of Archambault Group, we distribute CDs, DVDs, Blu-ray discs, online music by way of file transfer and we offer services in the following areas: music streaming, music recording, video production, recording of live concerts, production of live-event video shows, television advertising, music shows and concerts.

Archambault Group is one of the largest independent music distributors in Canada with 21% of the Province of Québec market and 54% of the Province of Québec French market. Archambault Group has a catalogue of over 7,800 different CDs, LPs or other audio formats and over 1,500 DVDs, VHS or other video formats, a large number of which are from French-speaking artists. In addition, Archambault Group is a digital aggregator of downloadable products with a selection of approximately 101,000 songs available through 196 retailers worldwide.

We own 100% of the issued and outstanding capital stock of Gestev, Québecor Sports et Divertissements Inc., (which owns the Remparts de Québec) and Archambault Group.

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

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example, Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation requires certain subsidiaries of Quebecor Media, specifically Videotron, to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different categories of products commercialized by companies to which this regulation applies. Starting in 2020, penalties will be imposed upon those companies that have failed to achieve the recovery targets between 2015 and 2020 as set forth in the regulation and will vary as a function of the amount of products commercialized and the actual recovery rates of the company, with potential penalties reaching up to $600,000 annually and with fines for non compliance ranging between $5,000 and $250,000.

Our past and current properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. As part of our Studios, Equipment and Post-Production Business, we own certain studios and vacant lots, some of which are located on a former landfill, with the presence of gas emitting waste.

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

C - Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 20, 2015 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

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

D - Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, (187,592 square feet) in the same building as Quebecor Media’s head office. Videotron also owns several buildings in Montréal, the largest building of which is located at 2155 Pie IX Street in Montréal (approximately 128,000 square feet). Videotron also owns a building located at 150 Beaubien Street in Montréal (approximately 72,000 square feet). Videotron leases approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montréal to accommodate staffing growth. Videotron also leases approximately 54,000 square feet in a building located at 4545 Frontenac Street in Montréal and 49,000 square feet in a building located at 888 De Maisonneuve Street in Montréal. In Québec City, Videotron owns a building of approximately 40,000 square feet located at 2200 Jean-Perrin Street where its regional headend for the Québec City region is situated. Videotron also owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices.

Media

Sun Media’s corporate offices are located at 612 St-Jacques Street, Montreal, Québec, Canada, H3C 4M8, in the same building as Quebecor Media’s head office.

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our newspaper operations. No other single property currently used in our newspaper operations exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Islington, Ontario 2250 Islington Avenue	Operations building, including printing plant — Toronto Sun 24 Hours (Toronto)	546,900

Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Le Journal de Montréal 24 Heures (Montréal)	235,000

London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	146,900

Montréal, Québec 4545 Frontenac Street (2)	Operations building — Le Journal de Montréal	138,200

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	90,000

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun (leased until 2020)	71,700

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	63,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	56,900

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	50,700

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our television broadcasting operations. No other single property currently used in our television broadcasting operations exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Montréal, Québec 1600 De Maisonneuve Boulevard East(1)	Television Broadcasting	650,000

(1)	Our television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard East in a complex of four buildings owned by us which represent a total of approximately 650,000 square feet. We also own buildings in Québec City, Chicoutimi, Trois-Rivières, Rimouski, and Sherbrooke for local broadcasting and lease space in Longueuil for TVA Publications.

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our Studios, Equipment and Post-Production Business. No other single property currently used in our newspaper operations exceeds 50,000 square feet.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Montréal, Québec 2170, Pierre-Dupuy Avenue and 1701-1777, Carrie-Derick Street	Production studio	314,000

St-Hubert, Québec 4801, Leckie Street	Production studio	115,000

Sports and Entertainment

We generally lease space for the business offices and warehousing activities for the operation of our Sports and Entertainment segment.

Liens and charges

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ credit facilities are generally secured by first-ranking charges over all of their respective assets. TVA Group’s credit facilities, which were previously unsecured, have been amended on November 3, 2014 and, as a result of such amendments, are now secured by charges on its movable property and an immovable hypothec on its properties located at 1600 de Maisonneuve Boulevard East, 1405, 1425 and 1475 Alexandre-De-Sève Street, 1420 and 1470 de Champlain Street, and 1500 Papineau Avenue, Montréal, Québec.

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

“Diversity of Voices”

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices,” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; the common ownership of broadcasting distribution undertakings (“BDUs”); and the common ownership of over-the-air (“OTA”) television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings and TVA Group’s broadcasting activities are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act, which empowers Industry Canada to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Canadian Broadcasting Distribution (Cable Television)

Licensing of Canadian Broadcasting Distribution Undertakings

A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. Videotron operates 53 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license.

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Pursuant to Decision CRTC 2010-87, Videotron remains with only 8 cable distribution licenses.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

On August 30, 2013, Videotron filed a request to amend its distribution licenses of Montréal, Montréal West and Terrebonne, in order to allocate up to 2% of their required contribution to Canadian programming to an English-language community channel. On February 4, 2015, in Broadcasting Decision CRTC 2015-32, the CRTC approved in part the application filed by Videotron to amend the broadcasting licenses for Videotron’s broadcasting distribution undertakings serving Montréal, Montréal West and Terrebonne. Specifically, Videotron is seeking to launch a separate English-language community channel to be known as MYtv in its services area. Given that the introduction of English-language community programming would allow the Anglophone community and various other cultural communities of Montréal to benefit from a new outlet for local expression, the CRTC authorized Videotron to launch MYtv. However, Videotron also asked to be authorized to reallocate up to 2% of its gross annual revenues from its broadcasting activities to the new English-language channel in addition to what it is currently authorized to allocate to its French-language community channel MAtv. The CRTC denied this part of the application given that Videotron is operating MAtv in non-compliance with regulatory requirements relating to access programming and local programming (as noted in Broadcasting Decision 2015-31) and that an additional 2% contribution to MYtv would deprive the Canada Media Fund and other funds of significant funding.

As noted in Broadcasting Decision CRTC 2015-31, the CRTC directs Videotron to take concrete steps to bring MAtv into compliance by August 2015, the time of Videotron’s next licence renewal. Moreover, the CRTC expects Videotron to form, by March 15, 2015, a citizen advisory board that will take into account the views of different members of the community, including volunteers, to determine the mix, scope and types of programs that would best serve the needs and interests of the greater Montréal community, and to provide evidence in regard to the above by no later than April 1, 2015.

On November 27, 2013 the CRTC issued administrative renewals, until August 31, 2015, for the following cable distribution licenses: Gatineau and surrounding areas (Aylmer, Gatineau, Hull), Montreal, Montreal (West), Québec and Terrebonne (Broadcasting Decision CRTC 2013-633).

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, direct-to-home (“DTH”) operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and mainstream sports Category C digital services.

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

•

Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 2,000 customers and DTH satellite operators, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. On January 29, 2015, the CRTC issued Broadcasting Regulatory Policy CRTC 2015-25. The CRTC will continue to allow the practice of simultaneous substitution for the time being. However, to ensure that simultaneous substitution is executed in a seamless fashion, the CRTC is introducing meaningful consequences should broadcasters and distributors make errors. Further, distributors will no longer be allowed to perform simultaneous substitution for the Super Bowl as of the end of the 2016 NFL season (which represents the January/February 2017 broadcast of the Super Bowl). On March 2, 2015, Bell Canada filed a motion for leave to appeal with the Federal Court of Appeal regarding this Regulatory Policy.

•

Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units. In Broadcasting Regulatory Policy CRTC 2011-774, the CRTC found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing broadcasting distribution undertakings to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties. If the inside wire configuration resembles that in a multi-unit dwelling, the CRTC would expect that the established $0.52 per subscriber per month rate would be reasonable. If parties cannot come to an agreement, either party may apply to the CRTC for dispute resolution.

•

Mandatory distribution of emergency alert messages. On August 29, 2014, in Broadcasting Regulatory Policy CRTC 2014-444, the CRTC required broadcasters and distributors to fully participate in Canada’s National Public Alerting System. By March 31, 2015, radio and television broadcasters, as well as BDUs and video-on-demand (VOD) undertakings in Canada will be required to alert Canadians of imminent threats to life. As a result, Canadians across the country who are listening to radio or watching television will receive notification of imminent emergencies issued by public officials so that they can take appropriate action. Alert messages include messages relating to events such as tornadoes, floods, forest fires, industrial disasters and tsunamis.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

The CRTC does not regulate the fees charged by cable or non-cable broadcast distribution undertakings.

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith (to protect Canadians from losing a television service during a dispute, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers on the same terms and conditions as it did before the dispute.)

On July 26, 2012, the CRTC published Broadcasting Regulatory Policy CRTC 2012-407 and announced amendments to the Television Broadcasting Regulations, the Pay Television Regulations, the Specialty Services Regulations, and the Broadcasting Distribution Regulations. These amendments, related to the distribution of Category B services, the “no head start” rule, the prohibition against tied selling, the standstill provisions and dispute resolution provisions, implement determinations made by the CRTC in Regulatory framework relating to vertical integration, Broadcasting Regulatory Policy CRTC 2011-601, September 21, 2011.

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

Pay-Per-View License

On October 23, 2013, the CRTC published a revised regulatory framework for pay-per-view services, Broadcasting Regulatory Policy CRTC 2013-561, October 23, 2013. The revised framework simplifies the CRTC’s policy and makes it more consistent with the regulatory framework for video-on-demand services, with which pay-per-view services compete. On June 25, 2014, the pay-per-view license of Canal Indigo was renewed until August 31, 2019. Canal Indigo has to adhere to the standard conditions of license set out in Broadcasting Regulatory Policy CRTC 2013-561. On September 30, 2014, the CRTC approved the application by Videotron to amend the broadcasting license for the French-language pay-per-view television service Canal Indigo to make it a bilingual service. On October 14, 2014, an amendment request was filed with the CRTC in order to modify the condition of license regarding the number of English-language signals. Canal Indigo is requesting to maintain a French-to-English ratio of 4:1, including a minimum of two English-language signals instead of three. On February 20, 2015, in Broadcasting Decision CRTC 2015-60, the CRTC approved Canal Indigo’s request.

Video-on-demand (VOD) License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. The CRTC will authorize these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (DMEO), provided certain conditions are met. In this regard, the CRTC will amend and expand the current exemption order for VOD services in order to include hybrid VOD services as a new type of exempt undertaking. The hybrid VOD services will benefit from the following incentives:

•	the ability to offer exclusive programming in the same manner as services operating under the DMEO; and

•

the ability to offer their service on a closed BDU network in the same manner as traditional VOD services without the regulatory requirements relating to financial contributions to and shelf space for Canadian programming that would normally be imposed on those traditional VOD services.

However, in order to be eligible for exemption under the expanded order, the services must also be offered on the Internet to all Canadians without authentication to a BDU subscription. Therefore, Club illico qualifies as a hybrid VOD service.

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

On July 26, 2012, the CRTC amended the Exemption Order for new media broadcasting undertakings / Digital Media Exemption Order, Broadcasting Order CRTC 2012-409. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following :

•

A “no head start” rule, where the CRTC expects that digital media broadcasting undertakings that intend to provide exclusive access to television programming in a manner that restricts access based on a consumer’s specific mobile or retail Internet access service will provide other digital media broadcasting undertakings with appropriate notice in order to allow these undertakings to exercise their options;

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

Copyright Board Proceedings

Certain copyrights in radio, television, Internet and pay audio content are administered collectively by copyright societies according to tariffs set by the Copyright Board of Canada (the “Copyright Board”). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

Royalties for the Retransmission of Distant Signals

Following the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

Since this legislative amendment, the Copyright Act (Canada) empowers the Copyright Board to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Such royalties might be a component of an application for a basic cable service rate charged by cable television operators.

For 2013, the royalties have been set to between $0.41 and $0.98 per customer per month depending on the number of customers receiving the signal. For 2014-2018, the collective societies are demanding substantive increases representing more than 7% for 2014. All the proposed tariffs have been opposed.

Royalties for the Transmission of Pay and Specialty Services

In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate works to the public by telecommunication.” Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcasted but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

Royalties for Commercial Television and Specialty Services for Communication to the Public

Tariffs 2A and 17 of the SOCAN require the payment of a royalty to SOCAN by the commercial television stations and by the specialty services in compensation for the right to communicate to the public by telecommunication in Canada the musical works forming part of SOCAN’s repertoire and contained in the audiovisual works broadcast. The tariffs represent a percentage of the gross income of the stations and services. In January 1998, the Copyright Board reduced the applicable rate under Tariff 2.A from 2.1% to 1.8%, and fixed a “modified blanket license”, allowing television stations to “withdraw” from the standard blanket license regarding certain broadcasts. The same changes were applied to Tariff 17 by Copyright Board in February 2001. Both decisions made such changes retroactively applicable as of January 1, 1997.

SOCAN Tariff 2A has been fixed at the following percentages of the gross incomes of the relevant channels, according to the definitions of the applicable regulations, and subject to the exceptions and special conditions of application of such Tariff: 1.8% from 1997 to 2001, and 1.9 % from 2002 to 2008. SOCAN Tariff 17 has been fixed at the following percentages of the gross income of the relevant channels, according to the definitions of the applicable regulations, subject to the exceptions and special conditions of application of such Tariff and subject to sharing of the royalties with the broadcasting distribution undertakings distributing the specialty channels: 1.8% from 1997 to 2000, 1.78% in 2001, and 1.9 % from 2002 to 2008.

SOCAN has filed proposed Tariffs 2.A and 17 before the Copyright Board for the years 2009 to 2015, proposing royaty rates at 1.9% for the 2009-2012 period and an increase to 2,1% for the years 2013 to 2015. All such proposed Tariffs have been opposed by commercial television stations and specialty services. As none of these proposed Tariffs have yet been approved by the Copyright Board, royalties payable to SOCAN since 2008 remain at a rate of 1.9%.

Webcasting of SOCAN’s repertoire is governed by Tariff 22 D 1, which currently represents 1.9% of the gross income coming from this platform, subject to the exceptions and special conditions of application of the Tariff. The proposed increase from the current rate to 2.1% for 2014 and 2015 has been opposed.

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2015 that proposes to maintain those rates.

For its part, Re:Sound filed a proposed Pay Audio Tariff for the period 2012-2016 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. The proposed rates have been opposed.

Royalties by Online Music Services

Archambault Group operates an online music streaming service, known as archambault.ca, with per-track fees and an online music streaming service known as Zik.ca. These services, as well as services relating to permanent or temporary downloads of music, are subject to certain tariffs certified by the Copyright Board, including with respect to the communication to the public by telecommunication of musical works by online music services (SOCAN’s Tariff 22.A (2007-2010)), with respect to the reproduction of musical works by online music services (CMRRA-SODRAC Inc. (“CSI”)’ Tariff (2008-2010)), and with respect to the communication to the public by telecommunication of published sound recordings embodying musical works and performers’ performances of such works through non-interactive and semi-interactive webcasts (Re:Sound’s Tariff 8 (2009-2012)).

In 2007, the Copyright Board rendered two decisions regarding the tariffs proposed by, on one hand, CSI, for the royalties to be paid by online music services with regards to the reproduction of musical works in CSI’s repertoire (“CSI Tariff”) and, on the other hand, SOCAN for the royalties to be paid for the public performance of musical works in SOCAN’s repertoire (“SOCAN Tariff”) for the purposes of communicating and transmitting the musical works to Canadian consumers via the Internet and authorizing such consumers to further reproduce the musical work for their own personal use.

The certified tariffs, which resulted from those two decisions, cover a number of years (2005 to 2006 for the CSI Tariff and 1996 to 2007 for the SOCAN Tariff) and establish different formulae for the calculation of royalties payable by online music services that only offer on-demand streams or limited downloads with or without on-demand streams. With respect to services relating to on-demand streams, the combined royalty payable was 10.9% of the monthly amount paid by the consumer for such service, subject to a minimum combined monthly royalty of $0.696 per subscriber. With respect to services relating to permanent downloads, the combined royalty payable is 11% of the amount paid by the consumer for the download, subject to a minimum of $0.56 per permanent download within a bundle of 13 or more files and a minimum of $0.74 per permanent download in all other cases. With respect to services relating to limited downloads (with or without on-demand streams), the combined royalty payable was 11% of the amount monthly paid by the consumer for the service, subject to a minimum combined monthly royalty of $1.061 per consumer, if portable limited downloads were allowed ($0.69 monthly royalty per consumer if they were not). Finally, with respect to services relating to permanent downloads, the combined royalty payable is 11% of the amount paid by the consumer for the download, subject to a combined minimum royalty of $0.56 per permanent download within a bundle of 13 or more files and a minimum of $0.74 per permanent download in all other cases.

In June 2009, CSI and SOCAN filed proposed tariffs which would double the royalty. The new tariffs have been contested by the industry. In July 2012, the Supreme Court of Canada issued decisions with respect to the Copyright Act (Canada) in which the court decided that permanent download of a musical work does not constitute a telecommunication of the work in question to the public and is therefore not subject to the payment of any royalty. The Supreme Court of Canada decided, however, that music streaming is subject to payment of a royalty but not the reproduction of short previews.

As a result of the decisions rendered by the Supreme Court of Canada in July 2012, SOCAN’s Tariff 22.A currently only covers on-demand streams (excluding limited and permanent downloads) and varies depending if the services offering is free or not between 10.2% and 12.78% (subject to a combined minimum of $0.85 monthly per user). For services relating to free on-demand streams, the combined monthly royalty payable to SOCAN and CSI is the lesser of $0.852 per unique visitor or $0.22 per free on-demand stream received by that unique visitor in that month. As for services relating to limited downloads with or without on-demand streams, the monthly royalty payable to CSI is 9.9% of the monthly amounts paid by subscribers, subject to a minimum monthly royalty of $0.99 per subscriber, if portable limited downloads are allowed, ($0.66 monthly royalty per subscriber if they are not). Finally, with respect to services relating to permanent downloads, the royalty payable to CSI is 9.9 % of the amount paid by the end user for the download, subject to minimum royalty of $0.392 per permanent download within a bundle of 13 or more files and a minimum of $0.686 per permanent download in all other cases.

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

In July 2012, the Supreme Court of Canada issued decisions in five copyright cases in which the court ruled that songwriters and music publishers (represented by SOCAN) are not entitled to royalties for certain downloads and samples. Pursuant to those rulings, the industry has filed a lawsuit seeking a refund of the royalties paid and the annulment of Tariff 24. The Supreme Court of Canada concluded that no royalty for the communication of musical work to the public by telecommunication was payable for the downloading of ringtones, but the Federal Court of Canada has concluded on March 6, 2015, that SOCAN has legal reasons to keep royalties paid pursuant to Tariff 24. A Notice to Appeal has been filed on March 16, 2015, before the Federal Court of Appeal of Canada asking to set aside such decision and for the reimbursement of all royalties paid to SOCAM under Tariff 24. It is thus expected that this matter will continue to be litigated.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act (Canada) received royal assent. These amendments clarify ISPs’ liability with respect to acts other than communication to the public by telecommunication, such as reproductions, implements “safe harbours” for the benefit of ISPs, and further put in place a “notice and notice” process to be followed by ISPs, meaning that copyright infringement notices must now be sent to the Internet end-users by ISPs.

Canadian Broadcast Programming (Off the Air Stations and Specialty Services)

Programming of Canadian Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. A private license is required to devote not less than 55% of the broadcast year, and not less than 50% of the evening broadcast period (6:00 p.m. to midnight) to the broadcast of Canadian programs. Specialty services also have to maintain a specified percentage of Canadian content in their programming which is generally set forth in the conditions of their respective license(s). In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC decided to abolish the requirement of 55% of Canadian content during a given broadcast year, but decided to maintain the requirement of 50% during the evening broadcast period. Moreover, all pay and specialty services will have to devote only 35% of their content to Canadian content during a given broadcast year. However, as an exception to this policy, the CRTC will maintain all exhibition requirements for those services that benefit from mandatory distribution under section 9(1)(h) of the Act.

Genre Protection

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC will eliminate the genre exclusivity policy and related protections for all English- and French-language discretionary services including Canadian VOD services. As an exception to the general rule of elimination of genre protections, the CRTC will retain the conditions of license relating to nature of service for those services that benefit from a mandatory distribution order under section 9(1)(h) of the Act, for national news services and for sports services. New or existing services that wish to offer programming from formerly protected genres may do so immediately. Other existing discretionary services may apply to delete conditions of license relating to their nature of service immediately. Their nature of service will then be replaced with requirements to provide the CRTC with, among others, the name and a brief description of the relevant updated service.

Broadcasting License Fees

Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, for broadcasting undertakings that licensed activity exceeds $1,500,000. The total annual amount to be assessed by the CRTC is the lower of: i)

$100,000,000; and ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

Tangible Benefits

On September 5, 2014, the CRTC published its revised approach to tangible benefits and determining the value of the transaction, Broadcasting Regulatory Policy CRTC 2014 -459. Specifically, to ensure that future tangible benefits for television transactions are streamlined and directed mainly to the production of Canadian programming, the CRTC will generally require that at least 80% of such benefits be allocated to the Canada Media Fund (CMF) or to various certified independent production funds, unless a compelling case is made that other measures could better meet the public interest. Of this amount, at least 60% shall be directed to the CMF. For tangible benefits from radio ownership transactions, the CRTC maintains its current approach, including the allocation levels to the various funds supporting the creation, marketing and promotion of English- and French-language Canadian music. Further, the CRTC finds it appropriate to require that tangible benefits generally be provided for changes to the effective control of all radio and television programming services. The current exemptions to the application of the tangible benefits policy shall no longer apply. Where a request for an exception is sought, the onus will be on the applicant to show that the exception is in the public interest and meets the criteria for an exception set out in this policy. The CRTC also generally maintains its current approach for calculating the value of the transaction, with modifications to exclude working capital elements not to be transferred upon closing and to include only the value of assumed leases for real property (buildings, studios and offices) as well as transmission facilities calculated over five years. Finally, with regard to transactions involving a mix of radio, television or other assets, the CRTC adopts a simplified method based on revenues to allocate the value between these assets.

Standard Clauses for Non-Disclosure Agreements and Provisions Governing the Conduct of Audits of Subscriber Information Held by Broadcasting Distribution Undertakings

On October 31, 2013, the CRTC published two distinct policies regarding the standard clauses for non-disclosure agreements and the provisions governing the conduct of audits of subscriber information held by broadcasting distribution undertakings, Broadcasting Regulatory Policy CRTC 2013-578.

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

Renewal of TVA’s Licenses

Following the public hearing held by the CRTC with regards to the renewal of TVA’s licenses (TVA network and associated conventional television stations, along with several TVA specialty services), the CRTC published, on April 26, 2012, the Broadcasting Decision CRTC 2012-242 including, notably, the following determinations:

•

The CRTC imposed a condition of license to the effect that TVA shall, in each broadcast year, devote to the acquisition of or investment in Canadian programming at least 80% of the current broadcast year’s programming expenditures of the network and all conventional television stations of TVA. Moreover, the CRTC did not consider it necessary to impose a condition of license with respect to either the broadcast of priority programs or to programs of national interest (PNI).

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

The conditions of license came into force on September 1, 2012 and will remain applicable until August 31, 2016 (administrative renewal Broadcasting Decision CRTC 2015-44).

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, with respect to the French-language market, the CRTC will encourage commonly owned services to apply as groups upon these license renewal. The CRTC will establish on a case-by-case basis the level at which these services should contribute financially towards Canadian programming.

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

Our AWS licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight. Our 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by the Minister of Industry Canada following a public consultation. Our AWS-3 licenses are expected to be issued on or after April 21, 2015, upon final payment of our winning bids, and will have a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz licenses.

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

Right to Access to Municipal Rights-of-Way

Pursuant to sections 42, 43 and 44 of the Telecommunications Act, the CRTC possesses certain construction and expropriation powers related to the installation, operation and maintenance of telecommunication facilities. In the past, most notably in Telecom Decision CRTC 2001-23 (the “Ledcor Decision”), the CRTC has used these powers to grant Canadian carriers access to municipal rights-of-way under terms and conditions set out in a municipal access agreement.

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

On November 21, 2013, the CRTC issued its ruling in this proceeding in the form of Telecom Decision CRTC 2013-618. This ruling approved a partial model agreement incorporating consensus recommendations from the ad hoc working group on matters such as the use of rights-of-way, permitting practices and the manner of work. At the same time, the CRTC declined to rule on a series of non-consensus items including the treatment of incorrectly located equipment, indemnification clauses, the definition of causal costs and the reimbursement of collocation costs. In declining to rule on these items, the CRTC stated its expectation that they be negotiated between individual carriers and municipalities. Should negotiations fail, the CRTC retains the power to resolve disputes.

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

In a notice of consultation issued on October 15, 2013, the CRTC initiated a comprehensive review of wholesale services and associated policies. Among the issues considered in this proceeding are whether to extend mandatory wholesale high-speed access services to include fibre-to-the-premises (FTTP) services, or alternatively whether the CRTC should forbear from regulating any existing wholesale services, as well as the approaches and principles the CRTC relies on to set rates for wholesale services. A public hearing on these matters took place in November and December, 2014 and a ruling is expected by April 2015. As a result of this proceeding, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE A mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions have been lifted for companies that initially have a market share of less than 10% of the Canadian telecommunications market.

•	Spectrum caps have been and will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies have been improved and extended.

•	Obligations have been imposed on 700 MHz license holders to ensure advanced wireless services are quickly delivered to rural Canadians.

In the context of the 700 MHz spectrum auction concluded on February 19, 2014, we were declared the provisional winner of a package of seven spectrum licenses for a final price of $233.3 million. Eligibility documentation and payment equal to 20% of the final price was submitted to Industry Canada on March 5, 2014. Payment equal to the remaining 80% of the final price was submitted on April 2, 2014. Our licenses were issued on April 3, 2014.

On January 10, 2014, the Government of Canada announced the final rules for the upcoming 2500 MHz spectrum auction, which is scheduled to begin on April 14, 2015. Videotron will be studying the detailed auction format and rules in depth and will be setting its auction strategy accordingly. On January 30, 2015, Videotron filed an application to participate in the auction. Videotron was declared a qualified bidder on February 13, 2015.

On December 18, 2014, the Government of Canada published its final technical, policy and licensing framework for the auction of spectrum licenses in the AWS-3 band. The AWS-3 band is adjacent to the initial AWS band (also referred to as the AWS-1 band), and is considered a key component for future deployment of LTE technology. The final rules included the set-aside of a single 30 MHz block (of a total 50 MHz available) in each of fourteen regions of Canada. Eligibility to bid on the set-aside block in each region was limited to new entrant wireless carriers already offering commercial mobile wireless services over their own network in that region. The auction took place on March 3, 2015, and Videotron was declared the successful bidder for four 30 MHz licenses, one in each of Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, for a final price of $31.8 million. Eligibility documentation and a payment equal to 20% of the final price must be submitted to Industry Canada on March 20, 2015. Payment equal to the remaining 80% of the final price must be submitted on April 21, 2015.

In June 2013, Industry Canada published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when Videotron exercises its option to sell its Toronto AWS license to Rogers under the Rogers LTE Agreement.

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

On October 11, 2012, the CRTC released a decision determining that the conditions for forbearance have not changed sufficiently to require the CRTC to regulate rates or interfere in the competitiveness of the retail mobile wireless voice and data services market. However, on the same date, to ensure that consumers are able to participate in the competitive market in an informed and effective manner, and to fulfill the policy objectives of the Telecommunications Act, the CRTC initiated a public proceeding to establish a mandatory code for mobile wireless service providers to address the clarity and content of mobile wireless service contracts and related issues for consumers.

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

On December 12, 2013 the CRTC initiated a proceeding to consider whether or not there is a situation of unjust discrimination or undue preference with respect to inter-carrier wireless roaming arrangements in Canada and, if so, what remedies would be appropriate. The CRTC issued its decision on July 31, 2014, ruling that there were clear instances of unjust discrimination and undue preference by one incumbent wireless carrier, and taking action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. On February 20, 2014, the CRTC also initiated a broader proceeding to determine whether the wholesale mobile wireless services market is sufficiently competitive and whether greater regulatory oversight, including mandating access to any existing or potential wholesale mobile wireless service, would be appropriate. In this regard, the CRTC is examining the market conditions for wholesale roaming and wholesale tower and site sharing, as well as the market conditions for other wholesale mobile wireless services. A public hearing on these matters took place in September and October 2014, and a ruling is not expected before March 20, 2015.

On June 19, 2014, the Government of Canada’s first omnibus budget implementation bill for 2014 (C-31) received Royal Assent. This bill amends the Telecommunications Act by putting a cap on domestic wireless roaming rates, preventing wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. This measure will be in place until such time as the CRTC makes a decision on roaming rates.

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (C-43) received Royal Assent. This bill amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

The remedies or measures that result from the CRTC’s wholesale wireless proceeding or the Government’s legislative amendments could have an impact on Videotron’s cost structure for domestic roaming or tower sharing and hence on Videotron’s competitiveness in the wireless market.

Municipal Siting Processes for Wireless Antenna Systems

On February 28, 2013, the Canadian Wireless Telecommunications Association, of which Videotron is a member, and the Federation of Canadian Municipalities signed a joint protocol on the siting process for wireless antenna systems. The protocol establishes a more comprehensive notification and consultation process than current regulations, and emphasizes the need for meaningful pre-consultation to ensure local land use priorities and sensitivities are fully reflected in the location and design of new antenna systems. Telecommunications carriers have agreed for the first time to notify municipalities of all antennas being installed before their construction, regardless of height, and to undertake full public consultation for towers under 15 meters-whenever deemed necessary by the municipality.

Effective implementation of the joint protocol requires a willingness on the part of both carriers and municipalities to engage in constructive discussions related to antenna siting within the framework of current Industry Canada regulations. Any efforts by municipalities to refrain from constructive discussions or to impose requirements that fall outside of the framework of current Industry Canada regulations could have a material impact on Videotron’s ability to expand its existing HSPA+ network or its LTE network on a timely and cost-effective basis.

On June 26, 2014, the Minister of Industry (Canada) announced changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. These changes are largely consistent with the joint protocol cited above.

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

ITEM 4A - UNRESOLVED STAFF COMMENTS

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

OVERVIEW

Quebecor Media is one of Canada’s leading media companies, with activities in cable distribution, telecommunications, newspaper publishing and distribution, Internet portals and specialized websites service, television broadcasting, studio, soundstage, equipment leasing and post-production services, visual effects and 3D animation, book and magazine retailing, publishing and distribution, video and console games rental and distribution, music recording, production, distribution, retailing and streaming, production of shows and events, video game development, out of home advertising, two Quebec Major Junior Hockey League (“QMJHL”) teams and sporting and cultural events management. Through its Videotron Ltd. subsidiary, Quebecor Media is a premier cable and mobile communications service provider. Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services and business solutions; newspaper and Internet/portal advertising and subscription; television broadcasting advertising, subscription and distribution; book and magazine publishing and distribution; retailing, distribution (physical and digital distribution) and production of music products (CDs, DVDs and Blu-ray discs, musical instruments, music recording and live event promotion and production); and rental and sale of videos and games.

The major components of Quebecor Media’s subsidiaries’ costs are comprised of employee costs and purchase of goods and services costs, which include royalties, rights and creation costs, cost of retail products, marketing, circulation and distribution expenses, service and printing contracts, and paper, ink and printing supplies.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media and Sports and Entertainment.

During the third quarter of 2014, the Corporation changed its organizational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports and Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the future Québec City Arena (“the Arena”), and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. The significant subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth, due to the penetration rates currently reached.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its cable and mobile networks, the launch and expansion of new or additional services to support growth in its customer base, and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure upgrade, as well as costs relating to advancements in Internet access and high definition television (“HDTV”). In addition, the demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further increase in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Telecommunications segment may have to acquire additional spectrum in the future, as available.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the Media segment in particular, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

In the Media segment, newspaper circulation, measured in terms of copies sold, has been generally declining in the industry over the past several years. Also, the traditional run of press advertising for major multimarket retailers has been declining over the past few years due to consolidation in the retail industry, combined with a shift in marketing strategy toward other media. In order to respond to such competition, the Media segment’s operations continue to develop their Internet presence through branded websites, including French-language portals and specialized sites.

The broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only toward specialty channels, but also toward content delivery platforms that allow users greater control over content and timing, such as the Internet, video-on-demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies. The Media segment is taking steps to adjust to the profound changes occurring in the broadcasting industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want.

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2014.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2014

	Percentage of vote	Percentage of equity

Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9	51.5
Sun Media Corporation	100.0	100.0
Quebecor Media Printing Inc.	100.0	100.0
Archambault Group Inc.	100.0	100.0

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years.

On June 30, 2012, Sun Media Corporation bought a 2% interest in SUN News General Partnership (“SUN News”) from TVA Group Inc. (“TVA Group”), bringing its interest to 51%.

On March 18, 2015, TVA Group announced the completion of its rights offering, whereby TVA Group will receive aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. The closing of the rights offering will be on March 20, 2015. Under the rights offering, Quebecor Media will subscribe to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and its aggregate equity interest in TVA Group will increase from 51.5% to 68.4%.

DISCONTINUED OPERATIONS

On October 6, 2014, Quebecor Media announced the sale of its English-language newspaper businesses in Canada – 175 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a cash consideration of $316.0 million. The transaction will be paid in cash, subject to certain adjustments, including a $10.0 million adjustment with respect to real estate holdings disposed of by Quebecor Media after the transaction date. The transaction is subject to Competition Bureau authorization. While the sale is under review by the Bureau, Quebecor Media will continue operating the businesses in question. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million. An amount of $8.2 million was also received in connection with certain adjustments as part of the transaction. The results of operations and cash flows related to that business, as well as the $41.5 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2014, Quebecor Media finalized the sale of 74 Québec weeklies to Transcontinental Interactive Inc., (“Transcontinental Interactive”), a subsidiary of Transcontinental Inc. (“Transcontinental”), for a cash consideration of $75.0 million. $4.7 million was also received in 2014 in connection with certain adjustments to transferred working capital items. The transaction has been authorized by the competent regulatory authorities, specifically the Competition Bureau. The results of operations and cash flows related to those businesses, as well as the $7.9 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2013, Quebecor Media sold its specialized website Jobboom for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million, and on November 29, 2013, it sold its specialized website Réseau Contact for a cash consideration of $7.1 million, net of disposed-of cash in the amount of $0.4 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF 2013

•	Quebecor Media’s sales totalled $3.72 billion in 2014, an increase of $68.6 million (1.9%) compared with 2013.

•	Since the end of 2013, Quebecor Inc. (“Quebecor”) has announced major management changes at the Corporation and its subsidiaries.

•

On April 28, 2014, Pierre Dion was appointed President and Chief Executive Officer of Quebecor and Quebecor Media. On May 7, 2014, Manon Brouillette was named President and Chief Executive Officer of Videotron.

•

On June 19, 2014, at Quebecor’s Annual Meeting of Shareholders, the Right Honourable Brian Mulroney was named Chairman of the Board of Quebecor and Quebecor Media, succeeding Pierre Karl Péladeau, who resigned all his positions on the Boards of Directors of Quebecor and its subsidiaries on March 9, 2014, following his decision to enter politics. On March 10, 2014, Sylvie Lalande was appointed Chairperson of the Board of TVA Group.

•	On July 30, 2014, Benoît Robert was appointed President and Chief Executive Officer of Sports and Entertainment Group.

•

On July 31, 2014, Quebecor created Media Group, a new segment dedicated to entertainment and news media. Media Group includes the operations of TVA Group, Sun Media Corporation, QMI Agency, Quebecor Media Out of Home, Quebecor Media Sales, Messageries Dynamiques, Quebecor Media Printing, Sogides Group Inc., CEC Publishing Inc. (“CEC Publishing”) and Readbooks S.A.S. (“Readbooks”). Julie Tremblay was appointed President and Chief Executive Officer of the new segment. She also serves as President and Chief Executive Officer of TVA Group.

Telecommunications

•	In 2014, the Telecommunications segment grew its revenues by $104.5 million (3.7%) and its adjusted operating income by $60.7 million (4.7%).

•	Videotron recorded strong revenue increases at two of its services in 2014: mobile telephony ($67.0 million or 30.4%) and Internet access ($49.9 million or 6.1%).

•	Net increase of 117,700 revenue-generating units[1] (2.3%) in 2014.

•	Net increase of 128,500 subscriber connections for the mobile telephone service, the largest annual increase since 2011.

•

On March 11, 2015, Videotron Ltd. (“Videotron”) announced the acquisition of 4Degrees Colocation and its data centre, the largest in Québec City, for a cash consideration of $31.5 million, which may increase to $35.5 million if certain criteria are satisfied. The acquisition will enable Videotron to meet its business customers’ growing technological and hosting needs.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell, to pay compensation totalling $137.0 million for having deliberately neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005. The judgment stated that Bell ExpressVu knew and must have foreseen that this practice would cause serious harm to its competitors, including Videotron, its main rival in Québec.

•

On March 6, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for four 30 MHz licences in Industry Canada’s auction for AWS-3 commercial mobile spectrum. Quebecor Media obtained the licences for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario /Outaouais, covering 100% of Québec’s population and the Ottawa area, for a total price of $31.8 million.

•

On September 10, 2014, Videotron launched its LTE mobile network (“LTE network”), which reaches nearly 90% of Québec’s population and supports speeds of up to 150 mbps, enabling Québec consumers and business people to use their mobile devices to their full potential.

•

On August 27, 2014, Videotron launched the new X8 multi-room HD recorder, designed to deliver the best entertainment experience on the market. With a 2 TB storage capacity and state-of-the-art functionalities, the X8 multi-room HD recorder can record up to 8 television shows simultaneously.

•

On March 28, 2014, Apple products were added to the extensive selection of mobile devices Videotron offers its customers. Subsequently, Videotron launched new illico apps for iPhone (4, 5C, 5S, 6) and iPad. The free apps, featuring customizable, intuitive user interfaces, make thousands of hours of French- and English-language programming from some 50 television channels available to subscribers to Videotron’s cable television service.

•

On April 3, 2014, after the final instalment was paid on the spectrum won in the auction ended February 19, 2014, Industry Canada issued seven 700 MHz licences to Videotron. The operating licences, acquired for $233.3 million, cover the entire provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people.

Media

•

In December 2014, TVA Group closed the acquisition of substantially all of the assets of A.R. Global Vision Ltd. and its subsidiary (“Global Vision”), a Canadian provider of film- and television-related services, for a cash consideration of $116.1 million, subject to certain adjustments. Global Vision offers studio, soundstage and equipment leasing and post-production services. Its properties include the Mel’s La Cité du cinéma studios in Montréal and the Melrose studio in Saint-Hubert, which are used for both local and foreign film and television productions. On December 30, 2014, TVA Group obtained Competition Bureau authorization of the transaction.

[1]	The sum of cable television and cable Internet access subscriptions, cable telephone lines and subscriber connections to the mobile telephony service.

•

On November 17, 2014, TVA Group reached an agreement with Transcontinental to acquire 15 magazines for a cash consideration of $55.5 million. The transaction was authorized by the Competition Bureau on March 2, 2015. Upon closing, TVA Group will become sole owner of 11 of the acquired titles: Coup de pouce, Canadian Living, Véro Magazine, Décormag, Style at Home, Fleurs Plantes Jardins, Canadian Gardening, Québec Vert, The Hockey News, MaisonNeuves.com, Condo Maison Direct and the recettes.qc.ca, Quoi manger and On the table websites. TVA Group will also hold a 51% effective interest in Les Publications Transcontinental-Hearst inc., which operates the magazines Elle Canada and Elle Québec. As well, TVA Group will hold 50% of the shares of Publications Senior inc., which publishes Le Bel Âge and Good Times magazines.

•

During the September 1 to December 7, 2014 period, TVA Group and its specialty channels had a total television audience market share of 33.2% in Québec, compared with 31.6% during the previous year (source: Numeris, Fall 2014). TVA Network held its status as the market leader with a 23.9% market share, more than its main over-the-air rivals combined. Due in part to the success of TVA Sports, TVA Group’s specialty channels passed the 10-million-subscriber mark in the fall of 2014.

•

On October 8, 2014, TVA Sports drew an average audience of 925,000 television viewers and a 25.5% market share for the Montréal Canadiens’ season opener. Since TVA Sports began carrying National Hockey League (“NHL”) hockey, its subscriber base has swelled to 2.0 million. As previously reported, on July 1, 2014, TVA Sports became the NHL’s official French-language broadcaster for the next 12 years. During the 2014-2015 season, TVA Sports will broadcast more than 275 NHL games, among them all Canadiens Saturday night games and all playoff games, including Canadiens games and the Stanley Cup final.

•

The second season of La Voix achieved exceptional ratings throughout its run from January 19 to April 13, 2014. The weekly gala attracted an average audience of more than 2.6 million and an average market share of 56.9%. The creation of value-added multiplatform content around this high-quality television program illustrates Quebecor’s successful convergence strategy, which benefits all its media properties.

•

Since August 1, 2014, Quebecor Media has been responsible for installing, maintaining, managing and advertising on Société de transport de Laval bus shelters under a 20-year agreement. Quebecor Media made a similar agreement with the Société de transport de Montréal in 2012.

•

In 2014, the Corporation performed impairment tests on its Newspapers and Broadcasting cash generating units (“CGUs”), which continue to be impacted by the shift toward digital and by challenging market conditions in the print media and television industries. Accordingly, a $199.3 million non-cash goodwill impairment charge (without any tax consequences), including $160.0 million presented under discontinued operations, and a $41.7 million non-cash impairment charge (including $20.9 million without any tax consequences) on broadcasting licences were recorded.

Sports and Entertainment

•

On February 3, 2015, Quebecor Media announced a strategic partnership with Live Nation Entertainment, including an alliance with Live Nation Concerts, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in Québec under the name Réseau Admission. On the same date, Quebecor Media formed a strategic partnership with Levy Restaurants for management of food service operations at the Arena.

•	On November 27, 2014, Quebecor Media acquired the Remparts de Québec, a QMJHL team. The team plans to move into the Arena in September 2015.

Financing

The following financial operations were carried out in 2014 and at the beginning of 2015.

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of its business and credit profile. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of its Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw, on April 24, 2014, US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and maturing on April 15, 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses, and for general corporate purposes.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and settled the related hedges.

•

On November 3, 2014, TVA Group modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million; to extend their term by two years until February 24, 2019; and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount maturing on November 3, 2019. TVA Group also amended some terms and conditions to increase its financial flexibility. Accordingly, TVA Group granted a security on all of its movable assets and an immovable hypothec on its Head Office building.

•

On March 11, 2015, Videotron issued a notice of redemption for all of its outstanding 6.375% Senior Notes due December 15, 2015 in aggregate principal amount of US$175.0 million at a redemption price of 100.000% of their principal amount. The redemption date is April 10, 2015.

•

On March 18, 2015, TVA Group announced the completion of its rights offering, whereby TVA Group will receive aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. The closing of the rights offering will be on March 20, 2015. Under the rights offering, Quebecor Media will subscribe to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and its aggregate equity interest in TVA Group will increase from 51.5% to 68.4%.

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

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under IFRS, as net income (loss) before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income (loss) from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2014 and 2013 presented in Table 2 below is derived from the unaudited consolidated statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted operating income measure used in this report to the net income (loss) measure used in the consolidated financial statements

(in millions of CAN dollars)

	Year ended December 31			Three months ended December 31
	2014	2013	2012	2014	2013
Adjusted operating (loss) income:
Telecommunications	$1,354.9	$1,294.2	$1,220.2	$348.6	$328.7
Media	46.5	84.0	62.2	9.1	31.6
Sports and Entertainment	(3.4)	(1.1)	2.3	0.6	0.8
Head Office	(3.7)	0.1	8.2	(4.2)	(1.7)

	1,394.3	1,377.2	1,292.9	354.1	359.4
Depreciation and amortization	(664.2)	(628.1)	(552.0)	(173.7)	(163.2)
Financial expenses	(324.2)	(360.8)	(335.5)	(77.7)	(86.7)
(Loss) gain on valuation and translation of financial instruments	(3.1)	(244.4)	136.9	(5.2)	(32.1)
Restructuring of operations, impairment of assets and other special items	(54.4)	(11.6)	11.3	(47.7)	(2.8)
Impairment of goodwill and intangible assets	(81.0)	(35.3)	(43.0)	—	—
Loss on debt refinancing	(18.7)	(18.9)	(6.3)	—	—
Income taxes	(96.4)	(36.7)	(143.0)	(24.9)	(23.7)
Income (loss) from discontinued operations	(65.5)	(193.8)	(129.6)	19.4	14.3

Net income (loss)	$86.8	$(152.4)	$231.7	$44.3	$65.2

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

Table 7 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the consolidated financial statements.

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

2014/2013 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $3.72 billion, a $68.6 million (1.9%) increase.

•	Revenues increased in Telecommunications ($104.5 million or 3.7% of segment revenues).

•	Revenues decreased in Media ($20.6 million or -2.5%) and Sports & Entertainment ($9.3 million or -13.2%).

Adjusted operating income: $1.39 billion, a $17.1 million (1.2%) increase.

•	Adjusted operating income increased in Telecommunications ($60.7 million or 4.7% of segment adjusted operating income).

•	Adjusted operating income decreased in Media ($37.5 million or -44.6%), Sports and Entertainment ($2.3 million) and Head Office ($3.8 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.5 million unfavourable variance in the stock-based compensation charge in 2014 compared with 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in an $8.8 million favourable variance in the Corporation’s stock-based compensation charge in 2014.

Net income attributable to shareholders: $107.6 million in 2014 compared with a $159.6 million net loss attributable to shareholders in 2013, a $267.2 million favourable variance.

•	The favourable variance was due primarily to:

•	$241.3 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$128.3 million favourable variance in losses from discontinued operations;

•	$36.6 million decrease in financial expenses;

•	$17.1 million increase in adjusted operating income.

Partially offset by:

•	$45.7 million unfavourable variance in non-cash charge for impairment of goodwill and intangible assets (including $19.5 million without any tax consequences), minus related non-controlling interest;

•	$42.8 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items (including $34.3 million without any tax consequences);

•	$36.1 million increase in the depreciation and amortization charge.

Depreciation and amortization charge: $664.2 million in 2014, a $36.1 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including amortization of expenditures related to the promotional strategy focused on equipment leasing, to investments in the LTE network, and to modernization and expansion of the wired and wireless networks.

Financial expenses: $324.2 million, a $36.6 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower indebtedness.

Loss on valuation and translation of financial instruments: $3.1 million in 2014 compared with $244.4 million in 2013. The $241.3 million favourable variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and to losses on reversal of embedded derivatives recognized in 2013 in connection with debt redemption.

Charge for restructuring of operations, impairment of assets and other special items: $54.4 million in 2014 compared with $11.6 million in 2013, an unfavourable variance of $42.8 million.

•

In 2014, the Telecommunications segment recorded a $3.3 million restructuring charge ($1.8 million in 2013) and a $3.4 million impairment charge on assets. The segment also recorded a $34.3 million charge (without any tax consequences), including interest, following a trial judgment against Videotron.

•

In 2014, a $6.5 million net charge for restructuring of operations was recorded in the Media segment with respect to staff-reduction programs ($6.7 million in 2013). In connection with those initiatives, a $0.1 million loss on disposal of assets was recognized in 2014 ($0.1 million gain in 2013) and a $2.1 million impairment charge on certain assets was also recognized in 2013. In 2014, the Media segment also recognized a $3.3 million asset impairment charge on its broadcasting assets and a $2.6 million other special charge, primarily attributable to business acquisitions.

•	The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $0.9 million in 2014 ($1.1 million in 2013).

Charge for impairment of goodwill and intangible assets: $81.0 million in 2014, compared with $35.3 million in the same period of 2013, an unfavourable variance of $45.7 million.

•

In the second quarter of 2014, the Corporation performed annual impairment tests on its CGUs. It concluded that the recoverable amount based on fair value less disposal costs was less than the carrying amount of its Newspapers CGU, which continues to be affected by the shift to digital and challenging market conditions in the newspaper industry. Accordingly, the Media segment recorded a $30.0 million non-cash goodwill impairment charge, without any tax consequences.

•

In the third quarter of 2014, the Corporation completed its annual review of its three-year strategic plan. In view of market conditions in the television industry, the Corporation performed an impairment test on its Broadcasting CGU. The Corporation concluded that the recoverable amount, based on fair value less disposal costs, was less than the carrying amount of this CGU. Accordingly, a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences) and a $9.3 million non-cash goodwill impairment charge (including $3.9 million without any tax consequences) were recorded.

•	In the third quarter of 2013, Quebecor Media performed impairment tests on the Newspapers, Books and Music CGUs. Accordingly, the following impairment charges were recorded:

•

the Media segment recognized a $14.5 million non-cash goodwill impairment charge, without any tax consequences, in its Newspapers CGU and an $11.9 million non-cash goodwill impairment charge, without any tax consequences, in its Books CGU;

•	Quebecor Media recorded an $8.9 million non-cash goodwill impairment charges without any tax consequences in its Music CGU.

Loss on debt refinancing: $18.7 million in 2014 compared with $18.9 million in 2013.

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed on April 24, 2014 US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed on April 25, 2014 the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount, and settled the related hedges. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

•

On June 3, 2013, Videotron issued a notice for the redemption on July 2, 2013 of US$380.0 million aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount, and settled the related hedges. As a result, a total $18.9 million loss was recorded in the consolidated statement of income in the second quarter of 2013, including a $6.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $96.4 million in 2014 (effective tax rate of 28.5%) compared with $36.7 million in 2013 (effective tax rate of 32.4%), a $59.7 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The unfavourable variance in the income tax expense was mainly due to the impact of the increase in taxable income.

•

The variance in the effective tax rates was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments, and losses on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,777,300 homes and businesses. In addition to analog cable television and digital cable television (“illico Digital TV”) services, Videotron offers Internet access, cable telephony and advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephony, high-speed data transmission, Internet access, hosting, and cable television services.

The Corporation’s operations in the Telecommunications segment also include retail sales of CDs, books, DVDs, Blu-ray discs, musical instruments, games and toys, video games, gift ideas and magazines through the chain of stores operated by Archambault Group Inc. (“Archambault Group”) and the archambault.ca e-commerce site, as well as online sales of downloadable music and books.

The segment is also engaged in retail sales and rentals of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) and its franchise network.

2014 operating results

Revenues: $2.97 billion, a $104.5 million (3.7%) increase.

•

Combined revenues from all cable television services decreased $15.5 million (-1.4%) to $1.08 billion, due primarily to the impact of the net decrease in the customer base and the decrease in video-on-demand, pay-per-view and pay TV orders, partially offset by higher revenues from the leasing of digital set-top boxes and higher per-subscriber revenues.

•

Revenues from Internet access services increased $49.9 million (6.1%) to $868.3 million. The favourable variance was mainly due to increased usage, higher revenues from Internet access resellers, customer base growth, and higher per-subscriber revenues.

•

Revenues from the cable telephony service increased $1.3 million (0.3%) to $475.1 million, primarily as a result of increases in per-subscriber revenues and in the number of business lines, partially offset by a decrease in long-distance revenues.

•	Revenues from mobile telephony service increased $67.0 million (30.4%) to $287.7 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $2.1 million (3.3%) to $65.6 million.

•

Revenues from customer equipment sales increased $9.1 million (24.9%) to $45.6 million, mainly because of the growth in the number of subscriber connections to the mobile service and increased sales of more powerful equipment.

•

Revenues from retail sales decreased by $10.8 million (-7.2%) to $138.3 million because of decreased sales at Archambault Group stores, including lower sales of videos, CDs and books, and lower revenues at Le SuperClub Vidéotron, including lower franchise fees and store closings.

•	Other revenues increased $0.9 million (10.3%) to $9.6 million.

ARPU: $125.16 in 2014 compared with $118.03 in 2013, an increase of $7.13 (6.0%).

Customer statistics

Revenue-generating units – As of December 31, 2014, the total number of revenue-generating units stood at 5,301,600, a 117,700-unit (2.3%) increase in 2014, compared with a 164,800-unit increase in 2013 (Table 3). Revenue-generating units are the sum of cable television and cable Internet access subscriptions, cable telephone lines and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 42,800 (-2.3%) in 2014, compared with a decrease of 29,900 in 2013 (Table 3). As of December 31, 2014, Videotron had 1,782,300 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,777,300 homes and businesses passed by Videotron’s network as of the end of December 2014, up from 2,742,500 one year earlier) was 64.2% versus 66.5% a year earlier.

•

As of December 31, 2014, the number of subscribers to the illico Digital TV service stood at 1,561,700, an increase of 30,300 (2.0%) in 2014, compared with a 46,800-subscriber increase in 2013. As of December 31, 2014, illico Digital TV had a household and business penetration rate of 56.2% versus 55.8% a year earlier.

•	The customer base for analog cable television services decreased by 73,100 in 2014, compared with a decrease of 76,700 in 2013, partly as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,537,500 at December 31, 2014, an increase of 31,500 (2.1%) in 2014, compared with an increase of 62,000 in 2013 (Table 3). At December 31, 2014, Videotron’s cable Internet access services had a household and business penetration rate of 55.4% compared with 54.9% a year earlier.

Cable telephony service – The number of cable telephone lines stood at 1,349,000 as of December 31, 2014, an increase of 500 from the end of 2013, compared with an increase of 32,200 in 2013 (Table 3). At December 31, 2014, the cable telephony service had a household and business penetration rate of 48.6% versus 49.2% a year earlier.

Mobile telephony service – As of December 31, 2014, the number of subscriber connections to the mobile telephony service stood at 632,800, an increase of 128,500 (25.5%) in 2014, compared with an increase of 100,500 in 2013 (Table 3).

Table 3

Telecommunications segment year-end customer numbers1 (2010-2014)

(in thousands of customers)

	2014	2013	2012	2011	2010

Cable television:
Analog	220.6	293.7	370.4	460.7	592.0
Digital	1,561.7	1,531.4	1,484.6	1,400.8	1,219.6

	1,782.3	1,825.1	1,855.0	1,861.5	1,811.6
Cable Internet	1,537.5	1,506.0	1,444.0	1,359.6	1,268.1
Cable telephony[2]	1,349.0	1,348.5	1,316.3	1,245.9	1,145.1
Mobile telephony[2]	632.8	504.3	403.8	290.7	136.1

Total (revenue-generating units)	5,301.6	5,183.9	5,019.1	4,757.7	4,360.9

[1]	Customer statistics have been restated for 2014 and previous years to reflect certain adjustments to product definitions.
[2]	Thousands of connections.

Adjusted operating income: $1.35 billion, a $60.7 million (4.7%) increase caused primarily by:

•	impact of higher revenues;

•	$7.2 million favourable retroactive adjustment arising from a correction to the subscription fee calculation method.

Partially offset by:

•	impact of the higher number of mobile devices sold at a loss;

•

favourable impact on the 2013 results of one-time adjustments, including a provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) licence fees in order to align with the CRTC’s billing period;

•	increases in some operating expenses, including advertising, marketing and customer service expenses.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.3% in 2014 compared with 54.8% in 2013. The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the impact of the higher number of mobile devices sold at a loss and the increase in some operating expenses, including advertising and marketing expenses.

Cash flows from operations

Cash flows from segment operations: $665.5 million in 2014 compared with $722.1 million in 2013 (Table 4).

•

The $56.6 million decrease reflects a $109.9 million increase in additions to property, plant and equipment and to intangible assets, due mainly to increased capital expenditures on the LTE network and a $7.4 million decrease in proceeds from disposal of assets, partially offset by the $60.7 million increase in adjusted operating income.

Table 4: Telecommunications

Cash flows from operations

(in millions of CAN dollars)

	2014	2013	2012

Adjusted operating income	$1,354.9	$1,294.2	$1,220.2
Additions to property, plant and equipment	(607.5)	(532.9)	(672.8)
Additions to intangible assets	(87.3)	(52.0)	(77.2)
Proceeds from disposal of assets	5.4	12.8	7.1

Cash flows from segment operations	$665.5	$722.1	$477.3

Media

The Media segment of Quebecor Media operates two paid-circulation daily newspapers, Le Journal de Montréal and Le Journal de Québec, and a free daily, 24 heures Montréal. According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers was approximately 2.9 million copies per week as of December 31, 2014.

The paid-circulation newspapers disseminate information in traditional print form, as well as through two urban daily news portals, journaldemontreal.com and journaldequebec.com. The Media segment also operates a number of websites, including canoe.ca and canoe.tv, as well as the e-commerce sites micasa.ca (real estate) and autonet.ca (automobiles). The Media segment’s portals log 2.9 million unique visitors per month (according to corporate figures).

Also in the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels LCN, TVA Sports, addikTV, Argent, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. TVA Group’s TVA Accès division is engaged in commercial production and its TVA Films division in the distribution of films and television programs. Through its subsidiaries TVA Publications inc. and Les Publications Charron & Cie inc. (“Les Publications Charron & Cie”), TVA Group publishes more than 50 magazines in the general interest and entertainment categories. It is the largest publisher of French-language magazines in Québec.

Until February 13, 2015, the Media segment also operated the English-language news and opinion specialty channel SUN News, which discontinued its operations on that date. The Media segment’s operating results presented in this report include SUN News’ financial data.

TVA Group also closed the acquisition of substantially all of the assets of Global Vision in December 2014. Global Vision provides studio, soundstage and equipment leasing and post-production services to the film and television industries.

The Media segment is also engaged in the distribution of newspapers and magazines, commercial printing and outdoor advertising. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties and outside customers, as well as Quebecor Media Sales, which offers its customers integrated, diversified, complete advertising services.

Finally, the Media segment is also engaged in academic publishing through CEC Publishing, general literature through 18 publishing houses, physical and digital distribution of books through Messageries ADP inc., the exclusive distributor for approximately 200 Québec and European French-language publishers, and e-books through Readbooks.

2014 operating results

Revenues: $807.7 million in 2014, a $20.6 million (-2.5%) decrease.

•	Newspaper publishing revenues decreased by $16.1 million (-5.9%).

•	Advertising revenues decreased 7.3%; circulation revenues decreased 2.5%; digital revenues increased 5.1%; combined revenues from commercial printing and other sources decreased 7.0%.

•	Revenues decreased 5.4% at the urban dailies and 6.7% at the portals.

•	Broadcasting revenues decreased by $4.2 million (-1.1%), mainly because of:

•	lower advertising revenues at TVA Network;

•

$6.1 million favourable adjustment in 2013 resulting from retroactive adjustment to royalties for the retransmission of the over-the-air stations’ signals to markets located outside their local service areas (“retransmission royalties”) for the years 2009 to 2012;

•	discontinuation of operations of TVA Boutiques in 2013.

Partially offset by:

•

increased subscription revenues at the specialty services, including TVA Sports, mainly because of the addition of programming dedicated to NHL hockey, and SUN News, due to an adjustment to royalty rates;

•	increased advertising revenues at the specialty services, mainly TVA Sports.

•

Magazine publishing revenues increased by $0.7 million (1.0%), mainly because of the favourable impact on revenues of the acquisition of Les Publications Charron & Cie in July 2013, partially offset by the decrease in advertising revenues on a same-store basis and the impact of the closing of some publications.

•	Quebecor Media Out of Home’s revenues increased $1.6 million (20.7%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues increased by $0.8 million (0.8%), primarily as a result of increased bookstore volume.

Adjusted operating income: $46.5 million in 2014, a $37.5 million (-44.6%) decrease.

•	Adjusted operating income from newspaper publishing decreased $5.0 million (-16.9%) due to:

•	impact of decrease in revenues;

•	higher employee compensation costs;

•	$2.8 million favourable impact in 2013 of adjustments to the cost of post-retirement benefits.

Partially offset by:

•	$7.8 million favourable impact of restructuring initiatives and other reductions in operating expenses.

•	Adjusted operating income from broadcasting operations decreased by $34.2 million (-82.7%), mainly as a result of:

•	higher content costs, partially as a result of increased spending on TVA Sports and adjustments to the cost of certain prior-year broadcasting rights related to indemnification clauses;

•	impact of decrease in TVA Network’s advertising revenues;

•	favourable impact of $6.1 million retroactive adjustment to retransmission royalties in 2013;

•	favourable impact on second quarter 2013 results of an adjustment to the provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of higher subscription and advertising revenues at the specialty channels.

•	Adjusted operating income from magazine publishing increased by $2.2 million (28.5%), mainly as a result of:

•	impact of acquisition of Les Publications Charron & Cie;

•	reductions in some operating costs, including printing and production costs.

Partially offset by:

•	impact of decrease in advertising revenues on a same-store basis.

•

Adjusted operating income from book distribution and publishing decreased by $0.7 million (-7.0%), due primarily to increases in some operating expenses, partly reflecting an unfavourable adjustment to government tax credits.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 94.2% in 2014 compared with 89.9% in 2013. The increase was mainly due to the impact of higher television content costs, the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues), and the favourable impact on the 2013 results of the retroactive adjustment to retransmission royalties.

Cash flows from operations

Cash flows from segment operations: $5.0 million in 2014, compared with $49.4 million in 2013 (Table 5). The $44.4 million decrease was mainly due to the $37.5 million decline in adjusted operating income.

Table 5: Media

Cash flows from operations

(in millions of CAN dollars)

	2014	2013	2012
Adjusted operating income	$46.5	$84.0	$62.2
Additions to property, plant and equipment	(32.2)	(26.2)	(25.8)
Additions to intangible assets	(9.3)	(8.8)	(10.9)
Proceeds from disposal of assets	—	0.4	21.2

Cash flows from segment operations	$5.0	$49.4	$46.7

Sports and Entertainment

The Corporation’s activities in the Sports and Entertainment segment include distribution of CDs and videos (Distribution Select); distribution of music to Internet download services (Select Digital); music recording and video production (Musicor); recording of live concerts, production of concert videos and television commercials (Les Productions Select TV inc.), and concert promotion (Musicor Spectacles).

The Sports and Entertainment segment also includes two QMJHL hockey teams, the Armada de Blainville-Boisbriand and the Remparts de Québec, as well as Event Management Gestev Inc. (“Gestev”), a Québec City sports and cultural events manager.

As well, the segment includes the activities of the Arena following ratification in 2011 of a 25-year agreement between Quebecor Media and Québec City with respect to usage and naming rights to the Arena.

2014 operating results

Revenues: $60.9 million, a $9.3 million (-13.2%) decrease compared with 2013, due primarily to:

•	16.3% decrease in music distribution revenues, primarily as a result of lower video and CD sales;

•	26.4% decrease in music production and promotion revenues due to the larger number of successful concerts and albums produced in 2013.

Partially offset by:

•	Favourable revenue impact of the acquisition of Gestev on May 24, 2013, including its sporting events management, site management and marketing activities.

Adjusted operating loss: $3.4 million in 2014 compared with $1.1 million in 2013. The $2.3 million unfavourable variance was due to the impact of the revenue decrease and the startup of new performance hall management operations.

Cash flows from operations

Cash flows from segment operations: Negative $9.0 million in 2014 compared with negative $1.7 million in 2013 (Table 6). The $7.3 million unfavourable variance was due to the $4.9 million increase in additions to property, plant and equipment, partly reflecting the impact of new performance hall management operations, and the $2.3 million increase in the adjusted operating loss.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of CAN dollars)

	2014	2013	2012
Adjusted operating (loss) income	$(3.4)	$(1.1)	$2.3
Additions to property, plant and equipment	(5.5)	(0.6)	(1.7)
Additions to intangible assets	(0.1)	—	—

Cash flows from segment operations	$(9.0)	$(1.7)	$0.6

2014/2013 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $989.4 million, a $28.1 million (2.9%) increase.

•	Revenues increased in Telecommunications ($34.2 million or 4.6% of segment revenues) and in Media ($1.7 million or 0.8%).

•	Revenues decreased in Sports and Entertainment ($1.3 million or -5.3%).

Adjusted operating income: $354.1 million, a $5.3 million (-1.5%) decrease.

•	Adjusted operating income decreased in Media ($22.5 million or -71.2% of segment adjusted operating income) and at Head Office (-$2.5 million).

•	Adjusted operating income increased in Telecommunications ($19.9 million or 6.1%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options resulted in a $1.2 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2014.

Net income attributable to shareholders: $46.6 million in the fourth quarter of 2014, compared with $61.3 million in the same period of 2013, a $14.7 million decrease.

•	The decrease was due primarily to:

•	$44.9 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items (including $34.3 million without any tax consequences);

•	$10.5 million increase in the depreciation and amortization charge;

•	$5.3 million decrease in adjusted operating income.

Partially offset by:

•	$26.9 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$9.0 million decrease in financial expenses;

•	$5.1 million favourable variance in gains and losses from discontinued operations.

Depreciation and amortization charge: $173.7 million, a $10.5 million increase due essentially to the same factors as those noted above in the 2014/2013 financial year comparison.

Financial expenses: $77.7 million, a $9.0 million decrease due essentially to the same factors as those noted above in the 2014/2013 financial year comparison.

Loss on valuation and translation of financial instruments: $5.2 million in the fourth quarter of 2014 compared with $32.1 million in the same period of 2013. The $26.9 million favourable variance was mainly due to the variance in the fair value of early settlement options due to fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Charge for restructuring of operations, impairment of assets and other special items: $47.7 million in the fourth quarter of 2014, compared with $2.8 million in the same period of 2013, a $44.9 million unfavourable variance.

•

In the fourth quarter of 2014, the Telecommunications segment recorded a $1.0 million restructuring charge ($1.0 million in the same period of 2013) and a $3.4 million charge for impairment of assets. The segment also recorded a $34.3 million charge (without any tax consequences), including interest, following a trial judgment against Videotron.

•

In the fourth quarter of 2014, a $2.3 million net charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs ($1.5 million in the same period of 2013). In connection with these initiatives, a $0.1 million loss on disposal of assets was recognized in the fourth quarter of 2014 ($0.6 million in the same period of 2013)

and a $0.2 million reversal of the impairment charge on certain assets was also recognized in fourth quarter of 2013. The Media segment also recognized a $3.3 million asset impairment charge on its broadcasting assets and a $2.6 million other special charge, primarily attributable to business acquisitions.

•

The other segments recorded a $0.7 million net charge for restructuring of operations, impairment of assets and other special items in the fourth quarter of 2014 ($0.1 million reversal in the same period of 2013).

Income tax expense: $24.9 million in the fourth quarter of 2014 (effective tax rate of 29.6%) compared with $23.7 million in the same period of 2013 (effective tax rate of 31.8%), a $1.2 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The increase in the income tax expense was mainly due to the impact of the increase in taxable income.

•	The variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the loss on valuation and translation of financial instruments.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $778.2 million, a $34.2 million (4.6%) increase essentially due to the same factors as those noted above in the 2014/2013 financial year comparison.

•	Combined revenues from all cable television services decreased $8.1 million (-2.9%) to $268.2 million.

•	Revenues from Internet access services increased $12.3 million (5.9%) to $222.2 million.

•	Revenues from cable telephony service increased $1.9 million (1.6%) to $120.6 million.

•	Revenues from mobile telephony service increased $23.9 million (40.1%) to $83.5 million.

•	Revenues of Videotron Business Solutions increased $1.0 million (6.3%) to $16.8 million.

•	Revenues from customer equipment sales increased $5.8 million (54.2%) to $16.5 million.

•	Revenues from retail sales decreased $2.8 million (-5.5%) to $48.0 million.

•	Other revenues increased $0.3 million (13.6%) to $2.5 million.

ARPU: $129.36 in fourth quarter 2014, compared with $121.22 in the same period of 2013, an $8.14 (6.7%) increase.

Customer statistics

Revenue-generating units – 25,100 (0.5%) unit increase in the fourth quarter of 2014 compared with an increase of 46,700 in the same period of 2013.

Cable television – 14,000 (-0.8%) decrease in combined customer base for all of Videotron’s cable television services in the fourth quarter of 2014 compared with a decrease of 5,300 in the same period of 2013.

•	illico Digital TV: 12,700 (0.8%) subscriber increase in the fourth quarter of 2014 compared with an increase of 13,800 in the same period of 2013.

•	Analog cable TV: 26,700 subscriber decrease in the fourth quarter of 2014 compared with a decrease of 19,100 in the same period of 2013.

Cable Internet access – 3,700 (0.2%) customer increase in the fourth quarter of 2014 compared with an increase of 19,300 in the same period of 2013.

Cable telephony – 7,000 (-0.5%) subscriber decrease in the fourth quarter of 2014 compared with an increase of 7,500 in the same period of 2013.

Mobile telephony service – 42,400 (7.2%) increase in subscriber connections in the fourth quarter of 2014 compared with an increase of 25,200 in the same period of 2013.

Adjusted operating income: $348.6 million, a $19.9 million (6.1%) increase due primarily to:

•

impact of the revenue increase and the $7.2 million favourable retroactive adjustment arising from a correction to the subscription fee calculation method, partially offset by the impact of the increase in the number of mobile devices sold at a loss and the increases in some operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 55.2% in the fourth quarter of 2014 compared with 55.8% in the same period of 2013. The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the impact of the higher number of mobile devices sold at a loss.

Media

Revenues: $227.0 million in the fourth quarter of 2014, an increase of $1.7 million (0.8%).

•	Newspaper publishing revenues decreased by $5.0 million (-7.0%).

•	Advertising revenues decreased 7.9%; circulation revenues decreased 4.6%; digital revenues decreased 15.0%; combined revenues from commercial printing and other sources decreased 5.5%.

•	Revenues decreased by 5.9% at the urban dailies and by 25.9% at the portals.

•	Broadcasting revenues increased by $12.0 million (11.3%), mainly because of:

•	increased subscription and advertising revenues at the specialty services, including TVA Sports, mainly because of the addition of NHL hockey broadcasts;

Partially offset by:

•	lower advertising revenues at TVA Network.

•	Magazine publishing revenues decreased by $0.7 million (-4.2%), partly because of the impact of the decrease in advertising revenues and the closure of some publications.

•	Revenues of Quebecor Media Out of Home increased by $0.6 million (27.0%), primarily because of higher advertising revenues, including new digital revenues.

•	Book distribution and publishing revenues increased by $2.0 million mainly due to:

•	increased distribution revenues and increased volume in general literature and academic publishing.

Adjusted operating income: $9.1 million in the fourth quarter of 2014, a $22.5 million (-71.2%) decrease.

•	Adjusted operating income from newspaper publishing decreased by $9.0 million (-63.8%), primarily as a result of:

•	impact of decrease in revenues;

•	$2.8 million favourable impact in 2013 of adjustments to the cost of post-retirement benefits;

•	increased employee compensation.

•	Adjusted operating income from broadcasting operations decreased by $13.5 million (-87.4%), mainly as a result of:

•	increased content costs, partly as a result of higher expenditures at TVA Sports;

•	impact of decrease in TVA Network’s revenues.

Partially offset by:

•	impact of higher subscription and advertising revenues at the specialty channels.

•

Adjusted operating income from magazine publishing decreased by $0.2 million (-10.6%), mainly because of the impact of the revenue decrease, partially offset by reductions in some operating expenses, including printing and production costs.

•	The operating loss of Quebecor Media Out of Home decreased by $0.4 million as a result of the increase in revenues.

•	Adjusted operating income from book distribution and publishing increased by $0.9 million, primarily as a result of the increase in revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 96.0% in the fourth quarter of 2014 compared with 86.0% in the same period of 2013. The increase was mainly due to the impact of the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues), the favourable adjustment to post-retirement benefits in 2013, and higher broadcasting content costs.

Sports & Entertainment

Revenues: $23.2 million in the fourth quarter of 2014, a $1.3 million (-5.3%) decrease.

•

Revenues from music production and promotion decreased by 52.4% due to the impact of the cancellation of the 2014 edition of the Les Stars chantent Noël concert and the larger number of successful albums released in the fourth quarter of 2013.

•	2.0% decrease in music distribution revenues, primarily as a result of lower CD sales.

Adjusted operating income: $0.6 million in the fourth quarter of 2014, a $0.2 million decrease due primarily to the impact of the revenue decrease and the startup of new performance hall management operations.

2013/2012 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $3.65 billion, a $94.2 million (2.7%) increase.

•	Revenues increased in Telecommunications ($101.7 million or 3.7% of segment revenues).

•	Revenues decreased in Media ($16.5 million or -2.0%) and Sports and Entertainment ($6.7 million or -8.7%).

Adjusted operating income: $1.38 billion, an $84.3 million (6.5%) increase.

•	Adjusted operating income increased in Telecommunications ($74.0 million or 6.1% of segment adjusted operating income) and Media ($21.8 million or 35.0%).

•

Adjusted operating income decreased in Sports and Entertainment ($3.4 million) and at Head Office ($8.1 million). The decrease at Head Office was due primarily to the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $0.2 million favourable variance in the stock-based compensation charge in 2013 compared with 2012. The change in the fair value of Quebecor stock options resulted in a $4.8 million unfavourable variance in the Corporation’s stock-based compensation charge in 2013.

Net loss attributable to shareholders: $159.6 million in 2013, compared with net income attributable to shareholders of $234.6 million in 2012, a $394.2 million unfavourable variance.

•	The unfavourable variance was due primarily to:

•	$381.3 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$76.1 million increase in the depreciation and amortization charge;

•	$64.2 million unfavourable variance in the loss related to discontinued operations;

•	$25.3 million increase in financial expenses;

•	$22.9 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items;

•	$12.6 million unfavourable variance in losses on debt refinancing.

Partially offset by:

•	$84.3 million increase in adjusted operating income;

•	$7.7 million favourable variance in the charge for impairment of goodwill and intangible assets.

Depreciation and amortization charge: $628.1 million in 2013, a $76.1 million increase essentially due to the impact of the significant capital expenditures made since 2011 in the Telecommunications segment, including depreciation of capital expenditures related to cable Internet access services and modernization of the wired network, plus the impact of promotional strategies focused on equipment leasing.

Financial expenses: $360.8 million, a $25.3 million increase due mainly to higher indebtedness resulting from the leveraged repurchase in October 2012 of Quebecor Media shares held by CDP Capital d’Amérique Investissement inc., a subsidiary of Caisse de dépôt et placement du Québec. This factor was partially offset by the impact of lower interest rates on long-term debt as a result of debt refinancing at more advantageous rates.

Loss on valuation and translation of financial instruments: $244.4 million in 2013 compared with a $136.9 million gain in 2012. The $381.3 million unfavourable variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments. The variance was also due to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013 and the Quebecor Media Senior Notes redeemed on August 30, 2013.

Charge for restructuring of operations, impairment of assets and other special items: $11.6 million in 2013, compared with an $11.3 million reversal in 2012, a $22.9 million unfavourable variance.

•	In 2013, the Telecommunications segment recorded a $1.8 million restructuring charge ($1.0 million in 2012).

•

In 2013, a $6.7 million net charge for restructuring of operations was recorded in the Media segment with respect to staff-reduction programs ($0.3 million in 2012). As part of those initiatives, a $0.1 million gain on disposal of assets was recorded in 2013 ($0.1 million loss in 2012), and a $2.1 million charge for impairment of assets was also recorded in 2013.

•	In 2012, the Media segment recorded a $12.9 million gain on disposal of businesses as a result of the sale by TVA Group of its interest in the specialty channels mysteryTV and The Cave.

•	The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $1.1 million in 2013 ($0.2 million in 2012).

Charge for impairment of goodwill and intangible assets: $35.3 million in 2013 compared with $43.0 million in 2012, a $7.7 million favourable variance.

•	In the third quarter of 2013, Quebecor Media performed impairment tests on the Newspapers, Books and Music CGUs. Accordingly, the following impairment charges were recorded:

•

the Media segment recognized a $14.5 million non-cash goodwill impairment charge, without any tax consequences, in its Newspapers CGU and an $11.9 million non-cash goodwill impairment charge, without any tax consequences, in its Books CGU;

•	Quebecor Media recorded an $8.9 million non-cash goodwill impairment charges without any tax consequences in its Music CGU.

•

In the third quarter of 2012, Quebecor Media performed impairment tests on its Newspapers, Music and Book Publishing & Distribution CGUs, in view of the difficult market conditions in those industries. Accordingly, the Media segment recorded a $16.5 million non-cash goodwill impairment charge in its Newspaper CGU (without any tax consequences), and Quebecor Media recorded a $12.0 million non-cash goodwill impairment charge (without any tax consequences) in its Music CGU.

•

As well, the magazine publishing operating costs were adversely affected by new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities. Accordingly, the Corporation reviewed its business plan for the segment and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was therefore recorded in 2012.

Loss on debt refinancing: $18.9 million in 2013 compared with $6.3 million in 2012, a $12.6 million unfavourable variance.

•

On July 2, 2013, Videotron redeemed US$380.0 million principal amount of its outstanding 9.125% Senior Notes, issued on April 15, 2008 and maturing in April 2018, and settled the related hedges. On August 30, 2013, Quebecor Media redeemed US$265.0 million principal amount of its outstanding 7.75% Senior Notes, issued in January 2006 and maturing in March 2016, and settled the related hedges. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in 2013, including a $14.5 million gain previously recorded in “Other comprehensive income.”

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

Income tax expense: $36.7 million in 2013 (effective tax rate of 32.4%) compared with $143.0 million (effective tax rate of 26.1%) in 2012, a $106.3 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The favourable variance in the income tax expense was mainly due to the decrease in taxable income for tax purposes.

•

The variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments and the loss on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $2.86 billion, a $101.7 million (3.7%) increase.

•

Combined revenues from all cable television services increased $11.0 million (1.0%) to $1.09 billion, due primarily to higher revenues from the leasing of digital set top boxes, increased subscriptions to the HDTV service and increased pay-per-view orders, partially offset by the impact of the net decrease in the customer base.

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

•

Revenues from retail sales decreased by $12.4 million (-7.7%) to $149.1 million due to decreased sales at Archambault Group stores, partly as a result of lower sales of CDs and videos, and at Le SuperClub Vidéotron, partly as a result of lower fees from franchises and store closures.

•	Other revenues were down $2.5 million (-22.3%) to $8.7 million.

ARPU: $118.03 in 2013 compared with $111.57 in 2012, a $6.46 (5.8%) increase.

Customer statistics

Revenue-generating units – As of December 31, 2013, the total number of revenue-generating units stood at 5,183,900, an increase of 164,800 (3.3%) from the end of 2012 (Table 3). In 2012, the number of revenue-generating units increased by 261,400.

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

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,506,000 at December 31, 2013, an increase of 62,000 (4.3%) in 2013, compared with an increase of 84,400 in 2012 (Table 3). At December 31, 2013, Videotron’s cable Internet access services had a household and business penetration rate of 54.9%, compared with 53.5% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,348,500 at December 31, 2013, an increase of 32,200 (2.4%) in 2013, compared with an increase of 70,400 in 2012 (Table 3). At December 31, 2013, the cable telephony service had a household and business penetration rate of 49.2% versus 48.7% a year earlier.

Mobile telephony service – As of December 31, 2013, the number of subscriber connections to the mobile telephony service stood at 504,300, an increase of 100,500 (24.9%) in 2013, compared with an increase of 113,100 in 2012 (Table 3).

Adjusted operating income: $1.29 billion, a $74.0 million (6.1%) increase.

•	The increase in adjusted operating income was mainly due to:

•	impact of higher revenues;

•	adjustment to provision for CRTC licence fees to align with the CRTC’s billing period.

•	$3.8 million decrease in stock-based compensation charge.

Partially offset by:

•	increases in some operating expenses, mainly related to engineering costs and customer support costs;

•	decrease in adjusted operating income from retail operations due to the decrease in revenues;

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 54.8% in 2013 compared with 55.8% in 2012.

•	The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues) and the impact of adjustment to CRTC licence fees.

Cash flows from segment operations: $722.1 million in 2013 compared with $477.3 million in 2012 (Table 4).

•

The $244.8 million increase was primarily due to a $165.1 million decrease in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting lower investment in the 4G network and in cable network modernization, and the $74.0 million increase in adjusted operating income.

Media

Revenues: $828.3 million in 2013, a $16.5 million (-2.0%) decrease.

•	Newspaper publishing revenues decreased by $32.7 million (-10.7%).

•	Revenues decreased by $7.2 million because of the closure of specialty publications under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 11.0%; circulation revenues decreased 2.2%; digital revenues decreased 16.4%; combined revenues from commercial printing and other sources decreased 5.5%.

•	Revenues decreased by 8.5% at the urban dailies and by 31.2% at the portals.

•	Broadcasting revenues decreased by $5.0 million (-1.3%) due to:

•	lower advertising revenues at TVA Network;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

Partially offset by:

•	$6.1 million favourable retroactive adjustment resulting from the adjustment to retransmission royalties for the years 2009 to 2013;

•	increased subscription revenues at the specialty channels, attributable largely to the LCN, TVA Sports, MOI&cie, SUN News, addikTV and Prise 2 channels;

•	increased advertising revenues at the specialty channels, including addikTV, Prise 2 and CASA.

•

Magazine publishing revenues decreased by $0.3 million (-0.5%). The decrease in newsstand and advertising revenues was partially offset by the favourable impact on revenues of the acquisition of Les Publications Charron & Cie in July 2013.

•	Revenues of Quebecor Media Out of Home, which began operations in August 2012, increased by $7.2 million in 2013.

•	Book distribution and publishing revenues were flat.

•	The addition of Charron Éditeur sales and the increase in academic sales were offset by lower revenues from distribution to mass retailers and bookstores.

Adjusted operating income: $84.0 million in 2013, a $21.8 million (35.0%) increase.

•	Adjusted operating income from newspaper publishing increased by $6.2 million (26.5%), primarily as a result of:

•	$15.6 million favourable impact on adjusted operating income of restructuring initiatives and other reductions in operating expenses;

•	$2.8 million favourable impact in 2013 of adjustments to the cost of post-retirement benefits.

Partially offset by:

•	impact of decrease in revenues on a same-store basis.

•	Adjusted operating income from broadcasting operations increased by $10.3 million (33.1%), mainly as a result of:

•	favourable impact of retroactive adjustment of retransmission royalties;

•	decrease in SUN News’ adjusted operating loss due primarily to reduced labour and content costs;

•	decrease in TVA Network’s operating costs due to containment of content, production and other costs, and an adjustment to provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of decrease in TVA Network’s revenues.

•	Adjusted operating income from magazine publishing increased by $3.7 million, mainly as a result of:

•

favourable impact on 2013 comparative analysis of recognition in the first quarter of 2012 of a $2.3 million charge for the years 2010 and 2011 related to business contributions to costs related to waste recovery services;

•	impact of acquisition of Les Publications Charron & Cie.

•	Activities of Quebecor Media Out of Home, which began operations in August 2012, generated a $1.9 million increase in adjusted operating loss due to start-up costs.

•	Adjusted operating income from book distribution and publishing increased by $2.4 million (34.9%), due primarily to decreases in some book distribution and publishing operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 89.9% in 2013 compared with 92.6% in 2012. The decrease was mainly due to the favourable impact on the 2013 results of operating cost-reduction initiatives, the favourable retroactive adjustment in 2013 to retransmission royalties, the favourable impact in 2013 of post-retirement benefit costs, and recognition in 2012 of retroactive costs related to waste recovery services, partially offset by the impact of the fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues.

Cash flows from segment operations: $49.4 million in 2013 compared with $46.7 million in 2012 (Table 5).

•	The $2.7 million increase was mainly due to a $21.8 million increase in adjusted operating income, partially offset by a $20.8 million decrease in proceeds from disposal of assets.

Sports and Entertainment

Revenues: $70.2 million in 2013, a $6.7 million (-8.7%) decrease compared with 2012.

•	10.9% decrease in distribution revenues, mainly because of lower CD sales;

•	22.2% decrease in music production and promotion revenues, mainly reflecting the greater number of concerts produced in 2012.

Partially offset by:

•	Favourable revenue impact of the acquisition of Gestev on May 24, 2013, including its sporting events management, site management and marketing activities.

Adjusted operating loss: $1.1 million in 2013 compared with $2.3 million adjusted operating income in 2012. The $3.4 million unfavourable variance was mainly due to the impact of the revenue decrease and the startup of new performance hall management operations.

Cash flows from segment operations: Negative $1.7 million in 2013 compared with positive $0.6 million in 2012 (Table 6).

•

The $2.3 million unfavourable variance was caused by the $3.4 million unfavourable variance in adjusted operating income, partially offset by the $1.1 million decrease in additions to property, plant and equipment.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk” below.

Operating activities

2014 financial year

Cash flows provided by operating activities: $990.3 million in 2014, compared with $923.4 million in 2013.

•	The $66.9 million favourable variance was mainly due to:

•

$88.8 million favourable net change in non-cash balances related to operations, mainly because of a favourable variance in accounts payable and accrued liabilities, and an increase in the provision for a legal dispute, partially offset by an unfavourable variance in current income taxes payable;

•	$60.7 million increase in adjusted operating income in the Telecommunications segment;

•	$33.3 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$38.9 million increase in the cash portion of the charge for restructuring of operations, impairment of assets and other special items;

•	$37.5 million decrease in adjusted operating income in the Media segment;

•	$33.7 million unfavourable variance in current income taxes.

In 2014, the favourable impact of the timing of transactions on non-cash items related to operating activities, increased profitability in the Telecommunications segment and the refinancing of some debt at lower interest rates had a favourable impact on cash flows. However, cash flows provided by the Media segment continued to be affected by the impact of the shift to digital and challenging market conditions. Reduced tax benefits available for the deferral of income tax disbursements also had a negative impact on cash flows.

2013 financial year

Cash flows provided by operating activities: $923.4 million in 2013 compared with $1.06 billion in 2012.

•	The $133.1 million unfavourable variance was mainly due to:

•

$139.7 million unfavourable net change in non-cash balances related to operations, mainly because of unfavourable variances in accounts payable and accrued charges at Videotron, as well as provisions for restructuring of operations;

•	$38.0 million unfavourable variance in current income taxes;

•	$27.7 million increase in cash portion of financial expenses.

Partially offset by:

•	$74.0 million increase in adjusted operating income in the Telecommunications segment;

•	$21.8 million increase in adjusted operating income in the Media segment.

The unfavourable impact of the timing of transactions on non-cash items related to operating activities, combined with a reduction in tax benefits available for the deferral of income tax disbursements, negatively affected cash flows provided by operating activities. Interest disbursements on higher indebtedness resulting from the repurchase of Quebecor Media shares in the fourth quarter of 2012 also had a negative impact. However, profit growth in the Telecommunications and Media segments and the refinancing of some debt at lower rates had a favourable impact on cash flows.

Working capital: $105.0 million at December 31, 2014, compared with $95.2 million at December 31, 2013, a $9.8 million increase. The impact of the recognition of assets held for sale under current assets (mainly reflecting the sale of the

English-language newspaper businesses) was offset by the matching reduction in non-cash balances related to operating activities. Similarly, recognition of long-term debt maturing in 2015 under short-term liabilities as at December 31, 2014 was offset by recognition of debt and financial instruments maturing in 2014 under short-term liabilities as at December 31, 2013.

Investing activities

2014 financial year

Additions to property, plant and equipment: $645.5 million in 2014 compared with $562.2 million in 2013. Spending on the LTE network in the Telecommunications segment essentially accounted for the $83.3 million increase.

Additions to intangible assets: $317.3 million in 2014, compared with $77.8 million in 2013, a $239.5 million increase. The Telecommunications segment accounted for most of the increase, mainly reflecting payments totalling $217.4 million in 2014 for the acquisition of 700 MHz spectrum licences, compared with $15.9 million in 2013.

Proceeds from disposal of assets: $5.4 million in 2014 compared with $13.2 million in 2013.

•	The Telecommunications segment accounted for most of the proceeds from disposal of assets recorded in 2014 and 2013.

Business acquisitions: $132.3 million in 2014 compared with $7.7 million in 2013.

•

Business acquisitions in 2014 reflect, among other things, acquisition of substantially all of the assets of Global Vision in the Media segment, and of the Remparts de Québec, a QMJHL hockey team, in the Sports and Entertainment segment.

•	Business acquisitions in 2013 mainly reflect acquisition of Les Publications Charron & Cie and Charron Éditeur in the Media segment and acquisition of Gestev in the Sports and Entertainment segment.

Disposal of businesses: $193.5 million in 2014 compared with $59.2 million in 2013.

•

Disposals of businesses in 2014 consisted of the sale of the Nurun subsidiary to the French company Publicis Groupe for $125.0 million in cash, less disposed-of cash in the amount of $18.1 million. $8.2 million was also received in connection with certain adjustments to the transaction. Also, Quebecor Media closed the sale of the 74 Québec community weeklies to Transcontinental Interactif for a total cash consideration of $78.4 million.

•	Disposal of businesses: $59.2 million in 2013 from the sale of Jobboom and Réseau Contact to Mediagrif Interactive Technologies Inc.

2013 financial year

Additions to property, plant and equipment: $562.2 million in 2013 compared with $701.8 million in 2012. The $139.6 million decrease was due primarily to:

•	$139.9 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly related to lower spending on the 4G network and cable network modernization.

Additions to intangible assets: $77.8 million in 2013 compared with $88.6 million in 2012. The Telecommunications segment accounted for the largest part of the $10.8 million decrease.

Proceeds from disposal of assets: $13.2 million in 2013 compared with $28.3 million in 2012.

•	The Telecommunications segment accounted for most of the $13.2 million in proceeds from disposal of assets recorded in 2013.

•	The 2012 figure included $21.0 million recorded in the Broadcasting segment in connection with the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave.

Business acquisitions: $7.7 million in 2013, consisting mainly of the acquisition of Les Publications Charron & Cie and Charron Éditeur in the Media segment and the acquisition of Gestev in the Sports and Entertainment segment, compared with $1.6 million in 2012.

Disposal of businesses: $59.2 million in 2013, reflecting the sale of Jobboom and Réseau Contact to Mediagrif Interactive Technologies, compared with $0.8 million in 2012.

Free cash flows from continuing operating activities

2014 financial year

Free cash flows from continuing operating activities: $250.3 million in 2014, compared with $312.5 million in 2013 (Table 7).

•	The $62.2 million unfavourable variance was due to:

•	$83.3 million increase in additions to property, plant and equipment;

•	$38.0 million increase in additions to intangible assets (excluding acquisition of spectrum licences);

•	$7.8 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$66.9 million favourable variance in cash flows provided by continuing operating activities.

2013 financial year

Free cash flows from continuing operating activities: $312.5 million in 2013, compared with $294.4 million in 2012 (Table 7).

•	The $18.1 million favourable variance was due to:

•	$139.6 million decrease in additions to property, plant and equipment;

•	$26.7 million decrease in additions to intangible assets (excluding acquisition of spectrum licences).

Partially offset by:

•	$133.1 million unfavourable variance in cash flows provided by continuing operating activities;

•	$15.1 million decrease in proceeds from disposal of assets.

Table 7

Cash flows provided by continuing operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of CAN dollars)

	2014	2013	2012
Adjusted operating income:
Telecommunications	$1,354.9	$1,294.2	$1,220.2
Media	46.5	84.0	62.2
Sports and Entertainment	(3.4)	(1.1)	2.3
Head Office	(3.7)	0.1	8.2

	1,394.3	1,377.2	1,292.9
Cash interest expense[1]	(315.6)	(348.9)	(321.2)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(47.6)	(8.7)	(1.5)
Current income taxes	(117.1)	(83.4)	(45.4)
Other	(0.6)	(0.9)	3.9
Net change in non-cash balances related to operations	76.9	(11.9)	127.8

Cash flows provided by continuing operating activities	990.3	923.4	1,056.5

Additions to property, plant and equipment and additions to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisitions) :
Telecommunications	(689.4)	(572.1)	(742.9)
Media	(41.5)	(34.6)	(15.5)
Sports and Entertainment	(5.6)	(0.6)	(1.7)
Head Office	(3.5)	(3.6)	(2.0)

	(740.0)	(610.9)	(762.1)

Free cash flows from continuing operating activities	$250.3	$312.5	$294.4

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 4 in the consolidated financial statements).

[2]	Restructuring of operations and other (see note 6 in the consolidated financial statements).

Financing activities

2014 financial year

Consolidated debt (long-term debt plus bank borrowings): $230.3 million increase in 2014. $349.5 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2014:

•

issuance by Videotron on April 9, 2014 of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Notes bear interest at 5.375% and mature on June 15, 2024;

•

estimated $266.9 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	$11.9 million increase in debt due to changes in fair value related to hedged interest rate risk and the variance in the fair value of early settlement options.

•	Summary of year-to-date debt reductions:

•	early redemption and withdrawal by Videotron on April 24, 2014 of US$260.0 million aggregate principal amount of 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018;

•

redemption and early repayment by Quebecor Media on April 25, 2014 of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million;

•	current payments totalling $25.0 million on Quebecor Media’s and Videotron’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $298.1 million at December 31, 2014, compared with a net liability of $51.4 million at December 31, 2013, a $349.5 million net favourable variance due to:

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•

settlement at maturity on January 15, 2014 of liabilities related to Videotron’s hedges, which had been repurposed to cover a portion of the term of 5.0% Senior Notes in the notional amount of US$543.1 million issued on March 14, 2012 and maturing in 2022.

Partially offset by:

•

unwinding of Quebecor Media’s hedging contracts in an asset position in connection with the redemption and early withdrawal on April 25, 2014 of US$380.0 million aggregate principal amount of 7.75% Senior Notes;

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On November 3, 2014, TVA Group modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend their term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount maturing on November 3, 2019. TVA Group also amended some terms and conditions to increase its financial flexibility. Accordingly, TVA Group granted a security on all of its movable assets and an immovable hypothec on its Head Office building.

•

On March 11, 2015, Videotron issued a notice of redemption for all of its outstanding 6.375% Senior Notes due December 15, 2015 in aggregate principal amount of US$175.0 million at a redemption price of 100.000% of their principal amount. The redemption date is April 10, 2015.

•

On March 18, 2015, TVA Group announced the completion of its rights offering, whereby TVA Group will receive aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. The closing of the rights offering will be on March 20, 2015. Under the rights offering, Quebecor Media will subscribe to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and its aggregate equity interest in TVA Group will increase from 51.5% to 68.4%.

2013 financial year

Consolidated debt (long-term debt plus bank borrowings): $547.3 million increase in 2013. $211.5 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2013:

•

$400.0 million aggregate principal amount of Senior Notes issued by Videotron on June 17, 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million. The Notes bear 5.625% interest and mature on June 15, 2025;

•

US$350 million senior secured term loan “B” entered into by Quebecor Media on August 1, 2013 and issued at a price of 99.50% on August 29, 2013 for net proceeds of $358.4 million, net of financing fees of $1.9 million. The term loan bears interest at London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a 2.50% premium. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020;

•

$245.6 million increase in debt due to the reduction in the fair value of early settlement options, which are presented on the balance sheet as a reduction of debt. The reduction in fair value was due to fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, as well as to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013, and on the Quebecor Media Senior Notes redeemed on August 30, 2013;

•

Estimated $228.8 million unfavourable impact of exchange rate fluctuations. The increase in this item was offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

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

Financial position

Net available liquidity: $1.27 billion at December 31, 2014 for Quebecor Media and its wholly owned subsidiaries, consisting of $390.3 million in cash and $874.7 million in available unused lines of credit.

Consolidated debt: $5.21 billion at December 31, 2014, a $230.3 million increase compared with December 31, 2013; $349.5 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.93 billion debt ($2.40 billion at December 31, 2013), TVA Group’s $78.2 million debt ($74.6 million at December 31, 2013) and Quebecor Media’s $2.20 billion debt ($2.50 billion at December 31, 2013).

At December 31, 2014, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending December 31

(in millions of CAN dollars)

2015	$229.1
2016	18.6
2017	20.9
2018	105.5
2019	56.9
2020 and thereafter	4,819.0

Total	$5,250.0

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.3 years as of December 31, 2014 (7.0 years as of December 31, 2013). The debt consisted of approximately 83.2% fixed-rate debt (82.6% as of December 31, 2013) and 16.8% floating-rate debt (17.4% as of December 31, 2013).

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

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At December 31, 2014, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends: Total of $100.0 million in dividends declared and paid by the Board of Directors of Quebecor Media in 2014 ($100.0 million in 2013).

2500 MHz and AWS-3 spectrum auction

In January 2015, Videotron contracted new unsecured on-demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate to the 2500 MHz and AWS-3 spectrum auctions. Under Industry Canada’s published rules with respect to communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which may be withdrawn by Videotron at any time prior to the auction’s commencement.

On March 6, 2015, Quebecor Media and its Videotron subsidiary announced that they had acquired four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum at a total price of $31.8 million. The process will resume on April 14, 2015 with the auction for spectrum in the 2500 MHz band.

Analysis of consolidated balance sheet at December 31, 2014

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2014 and December 31, 2013

(in millions of CAN dollars)

	December 31, 2014	December 31, 2013	Difference	Main reason for difference

Assets

Cash and cash equivalents	$395.3	$476.6	$(81.3)	Cash flows used in investing and financing activities exceeded cash flows provided by operating activities
Accounts receivable	448.4	565.7	(117.3)	Impact of current variances in activity and impact of recognition of net assets held for sale
Net assets held for sale[1]	300.2	67.9	232.3	Sale of English-language newspaper businesses, offset by the closing of the sale of 74 Québec community weeklies in the Media segment
Property, plant and equipment	3,382.9	3,382.4	0.5	Additions to property, plant and equipment were offset by depreciation and reclassification of net assets held for sale
Intangible assets	945.8	824.8	121.0	Purchase of 700 MHz spectrum licences by Videotron, minus impairment of broadcasting licence in the Media segment
Goodwill	2,714.6	3,061.5	(346.9)	Impairment of goodwill in the Media segment and impact of recognition of net assets held for sale

Liabilities

Long-term debt, including short-term portion and bank indebtedness	5,206.3	4,976.0	230.3	See “Financing activities”
Derivative financial instruments[2]	(298.1)	51.4	(349.5)	See “Financing activities”

[1]	Current assets less current liabilities.
[2]	Current and long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2014, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of December 31, 2014

(in millions of CAN dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,250.0	$229.1	$39.5	$162.4	$4,819.0
Interest payments[2]	2,179.5	264.4	578.6	561.4	775.1
Operating leases	328.6	53.9	83.0	56.2	135.5
Additions to property, plant and equipment and other commitments	1,465.4	274.9	361.9	199.3	629.3
Derivative financial instruments[3]	(308.9)	4.7	51.0	(8.2)	(356.4)

Total contractual obligations	$8,914.6	$827.0	$1,114.0	$971.1	$6,002.5

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2014.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Significant commitments included in Table 10

Videotron leases sites for its LTE network under operating lease arrangements and has contracted long-term commitments to acquire equipment for a total future consideration of $184.3 million.

In 2011, Quebecor Media announced an agreement with Québec City for the construction and management of the Arena. As at December 31, 2014, the balance of these commitments stood at $111.8 million.

In 2012 and 2014, Quebecor Media signed 20-year agreements to install, maintain and advertise on bus shelters belonging to the Montréal and Laval transit commissions. As at December 31, 2014, the balance of these commitments stood at $110.0 million.

In May 2013, Videotron and Rogers Communications announced a 20-year agreement to build out and operate an LTE network in Québec and in the Ottawa area. As at December 31, 2014, the balance of these commitments stood at $193.3 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2014, the balance of these commitments stood at $901.8 million.

In November 2014, the Media segment, through TVA Group, reached an agreement to acquire 15 magazines in Canada for a cash consideration of $55.5 million. The transaction was authorized by the Competition Bureau on March 2, 2015.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $48.3 million in 2015 (contributions of $60.6 million were paid in 2014).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $11.7 million ($12.1 million in 2013 and $14.4 million in 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $3.3 million ($3.5 million in 2013 and $3.8 million in 2012). These transactions were accounted for at the consideration agreed between the parties.

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

In 2014, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($1.8 million in 2013 and $1.7 million in 2012), and incurred management fees of $2.0 million ($2.0 million in 2013 and $1.1 million in 2012) with its shareholders.

Tax transactions

In 2014, the parent corporation transferred $12.5 million of non-capital losses ($29.0 million in 2013 and $43.4 million in 2012) to the Corporation and its subsidiaries in exchange for a total cash consideration of $3.1 million ($6.9 million in 2013 and $10.2 million in 2011). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2014 ($0.9 million in 2013 and $1.5 million in 2012).

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2018. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2014, the maximum exposure with respect to these guarantees was $14.5 million and no liability has been recorded in the consolidated balance sheet.

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

Other

One subsidiary of the Corporation, acting as a franchiser, has provided guarantees should franchisees, in their retail activities, default certain purchase agreements. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these guarantees.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 11

Description of derivative financial instruments

As of December 31, 2014

(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Quebecor Media
2016[1]	1.0154	US$	320.0		$324.9
Videotron
Less than 1 year	1.1198		$106.3	US$	94.9
2017[2]	1.1204	US$	260.0		$291.3

Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate
TVA Group
December 2017	$44.0	Pay fixed/ Receive floating	2.03%	Bankers’ acceptances 1 month

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023[1]	2007 to 2016	US$	320.0	7.69%	0.9977
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	345.6	Bankers’ acceptances 3 months +2.77%	1.0346

Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Videotron
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	75.0	9.64%	1.0215
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[2]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months +2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

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

[2]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due 2024 and issued on April 9, 2014. In conjunction with the repurposing of these swaps, Videotron has entered into US$260.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the December 15, 2017 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The gains on valuation and translation of financial instruments for 2014, 2013 and 2012 are summarized in Table 12.

Table 12

Loss (gain) on valuation and translation of financial instruments

(in millions of CAN dollars)

	2014	2013	2012
Loss (gain) on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$7.9	$173.2	$(197.5)
(Gain) loss on reversal of embedded derivatives upon debt redemption	(1.1)	72.9	61.4
Gain on the ineffective portion of cash flow hedges	(0.5)	(1.7)	(1.1)
(Gain) loss on the ineffective portion of fair value hedges	(3.2)	—	0.3

	$3.1	$244.4	$(136.9)

A $14.2 million gain on cash flow hedges was recorded under “Other comprehensive income” in relation to cash flow hedging relationships in 2014 (loss of $45.1 million in 2013 and a gain of $33.1 million in 2012).

Fair value of financial instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2014 and 2013 are as follows:

Table 13

Fair value of long-term debt and derivative financial instruments

(in millions of CAN dollars)

	December 31, 2014		December 31, 2013
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,250.0)	$(5,368.1)	$(5,040.2)	$(5,099.6)
Derivative financial instruments[3]
Early settlement options	8.2	8.2	14.5	14.5
Foreign exchange forward contracts[4]	4.2	4.2	1.8	1.8
Interest rate swaps	(0.5)	(0.5)	—	—
Cross-currency interest rate swaps[4]	294.4	294.4	(53.2)	(53.2)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $298.6 million as of December 31, 2014 (an asset position of $18.6 million as of December 31, 2013).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2014, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2014, 8.5% of trade receivables were 90 days past their billing date (9.8% as of December 31, 2013) of which 57.3% had an allowance for doubtful accounts (46.5% as of December 31, 2013).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2014 and 2013:

	2014	2013
Balance as of beginning of year	$28.4	$29.6
Charged to income	32.1	41.3
Utilization	(34.5)	(42.5)
Reclassification to assets held for sale	(4.2)	—

Balance as of end of year	$21.8	$28.4

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

Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.3 years as of December 31, 2014 (7.0 years as of December 31, 2013) (see also “Contractual Obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2014, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and Other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2014:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S.-dollar-denominated accounts payable	$(1.0)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	2.7	49.5

Decrease of $0.10
U.S.-dollar-denominated accounts payable	1.0	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(2.7)	(49.5)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2014, after taking into account the hedging instruments, long-term debt was comprised of 83.2% fixed-rate debt (82.6% in 2013) and 16.8% floating-rate debt (17.4% in 2013).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2014 is $8.2 million.

The estimated sensitivity on income and Other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2014, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$0.8	$(22.2)
Decrease of 100 basis points	(0.8)	22.2

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2014 and 2013 is as follows:

Table 14

Capital structure of Quebecor Media

(in millions of CAN dollars)

	2014	2013
Bank indebtedness	$4.5	$—
Long-term debt	5,201.8	4,976.0
Derivative financial instruments	(298.1)	51.4
Cash and cash equivalents	(395.3)	(476.6)

Net liabilities	4,512.9	4,550.8
Equity	$1,885.3	$1,956.8

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

Revenue recognition policies for each of the Corporation’s main activities are as follows:

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

Revenues from the retail activities are recognized at the time of delivery, net of provisions for estimated returns based on historical rate of returns.

Media

Advertising revenues derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Advertising revenues derived from newspaper and magazine publishing activities are recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered.

Revenues from the sale or distribution of newspapers, magazines and books are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns.

Revenues derived from subscription to online publications are recognized over the period of the subscription.

Sports and Entertainment

Revenues derived from entertainment product distribution are recognized on delivery of the products, net of provisions for estimated returns based on historical rate of returns.

Revenues derived from show production and sporting and cultural event management are recognized once the event or production occurs or when the services are rendered.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in CGUs, which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. At each balance sheet date, the Corporation reviews whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or CGU.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result had no impairment losses been recognized previously.

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

Therefore, the judgment used in determining the recoverable amount of an asset or CGU may affect the amount of the impairment loss to be recorded to an asset or CGU, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that there are no significant amounts of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books at this time that present a significant risk of impairment in the near future. However, since impairment charges were recorded in 2014 in the Newspaper and Broadcasting CGUs, any negative change in the future in the assumptions used for the purpose of realizing the impairment test in these CGUs could result in an additional impairment charge.

The net book value of goodwill as at December 31, 2014 was $ 2.71 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2014 was $ 60.5 million.

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

The Corporation generally enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses offsetting foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on interest and principal payments on foreign currency denominated debt. These foreign exchange forward contracts are designated as cash flow hedges.

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

Early settlement options are accounted for separately from the debt when the corresponding option exercise price is not approximately equal to the amortized cost of the debt.

The judgment used in determining the fair value of derivative financial instrument including embedded derivatives, using valuation and pricing models, may have a significant effect on the value of the gain or loss on valuation and translation of financial instruments recorded in the consolidated statements of income, and the value of the gain or loss on derivative financial instruments recorded in the consolidated statements of comprehensive income. Also, valuation and financial models are based on a number of assumptions including future cash flows, period-end swap rates, foreign exchange rates, credit default premium, volatility, discount factors and underlying instrument adjusted implicit interest rate and credit premium.

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

Quebecor Media’s defined benefit obligations with respect to defined benefit pension plan and postretirement benefits plan are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan to the extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

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

The amount recognized as a provision is the best estimate of the expenditures required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time, and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

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

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability in relation with outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Recent accounting pronouncements

The Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

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

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2017, with early adoption permitted.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A - Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 20, 2015:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Québec	75	Director and Chair of the Board

JEAN LA COUTURE, FCPA, FCA(1)(2) Montréal, Québec	68	Director and Chair of the Audit Committee

SYLVIE LALANDE (3) Lachute, Québec	64	Director

PIERRE LAURIN (3) Nuns’ Island, Québec	75	Vice Chairman and Lead Director

A. MICHEL LAVIGNE, FCPA, FCA(1)(2)(3) Laval, Québec	64	Director and Chair of the Human Resources and Compensation Committee

GENEVIÈVE MARCON Lac Beauport, Québec	46	Director

ROBERT PARÉ (1) Westmount, Québec	60	Director

NORMAND PROVOST (2) Brossard, Québec	60	Director

PIERRE DION Saint-Bruno, Québec	50	President and Chief Executive Officer

Name and Municipality of Residence	Age	Position

MANON BROUILLETTE Montréal, Québec	46	President and Chief Executive Officer, Videotron Ltd.

BENOÎT ROBERT Omaha, Nebraska, USA	54	President and Chief Executive Officer, Sports and Entertainment Group

JULIE TREMBLAY Westmount, Québec	55	President and Chief Executive Officer, Media Group

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	44	Senior Vice President and Chief Financial Officer

MARC M. TREMBLAY Westmount, Québec	54	Senior Vice President and Chief Legal Officer and Public Affairs and Corporate Secretary

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	48	Senior Vice President, QMI Content

J. SERGE SASSEVILLE Montréal, Québec	56	Senior Vice President, Corporate and Institutional Affairs

DONALD LIZOTTE Kirkland, Québec	48	Executive Vice President, National Sales

ISABELLE LECLERC Montréal, Québec	46	Vice President, Human Resources

CHLOÉ POIRIER Nuns’ Island, Québec	45	Vice President and Treasurer

CAROLINE ROY Town of Mount Royal, Québec	36	Vice President, Research and Digital Development, QMI Digital

DENIS SABOURIN Verdun, Québec	54	Vice President and Corporate Controller

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001. He also served as Vice Chairman of the Board of Quebecor from November 2009 to June 2014 and as Vice-Chairman of the Board of Quebecor Media from March 2014 to June 2014. He was appointed Chairman of the Board of Quebecor, Quebecor Media and Videotron on June 19, 2014. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media Corporation from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Wyndham Worldwide Corporation (New Jersey), The Blackstone Group LP (New York) and Lion Capital (London). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Jean La Couture, FCPA, FCA, Director and Chair of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media and the Chair of its Audit Committee since May 5, 2003 and is also a Director and Chair of the Audit Committee of Quebecor and Videotron. Mr. La Couture was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Innergex Renewable Energy Inc., Chairman of the Board of Groupe Pomerleau (a Quebec-based construction company) and Director and Chair of the Investment and Risk Management Committee of CDPQ.

Sylvie Lalande, Director and member of the Human Resources and Compensation Committee. Ms. Lalande is a Director of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011 and of Videotron since July 2014. She is a member of the Human Resources and Compensation Committee of Quebecor and Quebecor Media since June 2014. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She also serves as Chair of the Human Resources and Corporate Governance Committee since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. In November 2013, Ms. Lalande was appointed Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval.

Pierre Laurin, Vice Chairman and Lead Director and member of the Human Resources and Compensation Committee. Mr. Laurin is a Director and member of the Human Resources and Compensation Committee of Quebecor Media since May 2013. He was appointed Vice Chairman and Lead Director on June 19, 2014. Mr. Laurin also served as a member of the Audit Committee from May 2013 to June 2014. Mr. Laurin has served as a Director of Quebecor since 1991. He also serves as a member of the Corporate Governance and Nominating Committee and of the Human Resources and Compensation Committee of Quebecor. He was Chair of the Corporate Governance and Nominating Committee and a member of the Audit Committee of Quebecor until June 2014. He was also Director and member of the Audit Committee of Videotron from May 2013 to June 2014. Mr. Laurin was Chairman of the Board of Atrium Innovations Inc. from its beginning in 2000 until it was privatised in 2014. For a major part of his career, Pierre Laurin headed HEC Montréal (previously known as l’École des Hautes Études Commerciales) after which he moved over to the position of Vice-President, Planning and Administration, at Aluminium Company of Canada. He was then founding President of SOCCRENT, a venture capital company, and thereafter, President of Merrill Lynch, Quebec. He is an Officer of the Order of Canada and a Chevalier de l’Ordre du Mérite de la République française.

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee and Chair of the Human Resources and Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Human Resources and Compensation Committee of Quebecor Media since June 30, 2005. He was appointed Chair of the Human Resources and Compensation Committee in June 2014. Since June 30, 2005, Mr. Lavigne has also served as a Director and a member of the Audit Committee of TVA Group and as a Director and member of the Audit Committee of Videotron. Since May 2013, he is also a member of the Human Resources and Corporate Governance Committee of TVA Group. He also is a Director and member of the Audit Committee and of the Human Resources and Compensation Committee of Quebecor since May 2013 and as Chair of the latter committee since June 2014. Mr. Lavigne is a Director, a member of the Audit Committee and Chair of the Pension Committee of Canada Post, a Director and member of the Audit Committee of Laurentian Bank of Canada and the Chair of the Board of Directors and of the Audit Committee of Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Geneviève Marcon, Director. Ms. Marcon is a Director of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2012 and as member of the Corporate Governance and Nominating Committee since June 2014. Ms. Marcon is President of GM Developpement Inc., a company operating in the real-estate sector as owner, developer and manager of properties. Ms. Marcon is associated with the revitalization of the Saint-Roch neighbourhood in Québec City, where she conducted several restoration and construction projects for the transformation of this neglected neighbourhood into an attractive urban centre. Ms. Marcon, who has a background in industrial relations from Université Laval, has also made her mark in the retail business sector. Convinced of her vision for the development of Saint-Roch, she opened the Benjo store in 1995 which has since become a benchmark in the toy sector. Ms. Marcon is a member of the Board of Directors of Quebec International, a regional economic development agency. Recognized for her involvement in the community, Ms. Marcon is active in several social and cultural organizations.

Robert Paré, Director. Mr. Paré is a Director of Quebecor and Quebecor Media since June 19, 2014. He is a corporate lawyer and senior partner at Fasken Martineau DuMoulin LLP since February 1987. Mr. Paré is a member of the Board and Chair of the Investment Committee of Groupe BMTC inc. since 1989, a member of the Board and of the Compensation, Nominating and Corporate Governance Committee of Group ADF inc. since 2009 and a member of the Board of Essilor Canada Ltd. since 1995. He is also a member of the Board and of the Nominating and Governance Committee and of the Human Resources and Compensation Committee of RONA Inc. since 2009. Mr. Paré is also a member of the Board and of the Executive Committee of the Montreal Institute Heart Foundation, as well as a member of the Board of the Institute of Corporate Directors – Quebec Chapter.

Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He also serves as a member of the Audit Committee of Quebecor, Quebecor Media and Videotron Ltd. since June 2014. Since May 2014, Mr. Provost is Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He has served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship.

Pierre Dion, President and Chief Executive Officer. Mr. Dion was appointed President and Chief Executive Officer of Quebecor and Quebecor Media on April 28, 2014. He was President and Chief Executive Officer of TVA Group from March 2005 to July 2014. He joined TVA Group in September 2004 as Executive Vice President and Chief Operating Officer. Prior to that date, Mr. Dion was at Sélection du Reader’s Digest (Canada) during eight years, four of which as President and Chief Executive Officer. From 1990 to 1996, he held various management positions with Le Groupe Vidéotron ltée.

Manon Brouillette, President and Chief Executive Officer, Videotron Ltd. In May 2014, Ms. Brouillette was promoted President and Chief Executive Officer of Videotron. From May 2013 to May 2014, she acted as President and Chief Operating Officer of Videotron and from January 2012 to May 2013 as President, Consumer Market. She acted as Executive Vice President, Strategy and Market Development of Videotron from March 2009 to January 2012. From January 2011 to May 2012, she also acted as Vice President and Chief Digital Officer of Quebecor Media. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development of Quebecor Media. She joined Videotron in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining Videotron, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Université Laval.

Benoît Robert, President and Chief Executive Officer, Sports and Entertainment Group. Mr. Robert was appointed President and Chief Executive Officer, Sports and Entertainment Group on August 18, 2014. Mr. Robert earned a Master of Business Administration (MBA) with a specialization in marketing from the University of New Haven in Connecticut, where he also earned a hockey scholarship. After completing his MBA, Mr. Robert worked in finance for three years, occupying several positions at Nortel Networks’ Financial Management Program, including Regional Sales Manager. He then decided to focus his career on business development, sales and management, working for major companies such as Qualcomm and Ericsson. In 2008, he joined the Los Angeles Kings and AEG, a world leader in the management of large sports and entertainment venues, as Vice President, Business Development. In 2009, he tackled the challenge of reviving the fortunes of the Omaha Lancers, a major junior hockey team of which be became owner and president.

Julie Tremblay, President and Chief Executive Officer, Media Group. Julie Tremblay was appointed President and Chief Executive Officer of Media Group on July 30, 2014, On that date, she was also appointed President and Chief Executive Officer of TVA Group. In September 2013, Ms. Julie Tremblay was promoted President and Chief Executive of Sun Media Corporation. From June 2011 to September 2013, she acted as Chief Operating Officer of Sun Media Corporation. She is also President of Sun News General Partnership since May 2013. Ms. Tremblay held different positions within the Quebecor group of companies since 1989, including the position of Vice President, Human Resources of Quebecor, a position she held over a period of 8 years. Prior to joining Quebecor, she practiced law in a private law firm. She has been a member of the Barreau du Québec since 1984 and holds a Bachelor degree of Arts with a minor in Political Science from McGill University.

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

Marc M. Tremblay, Senior Vice President and Chief Legal Officer and Public Affairs and Corporate Secretary. Mr. Tremblay was promoted Senior Vice President and Chief Legal Officer and Public Affairs and Corporate Secretary of Quebecor and Quebecor Media in September 2014. Prior to that date, he was Senior Vice President and Chief Legal Officer and Public Affairs of Quebecor Media, a position he held from October 2013. Prior to that date, Mr. Tremblay was Senior Vice President, Legal Affairs, a position he held from March 2012. Prior to that date, he was Vice President, Legal Affairs of Quebecor Media, a position he held from March 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

France Lauzière, Senior Vice President, QMI Content. France Lauzière was appointed to her current position in January 2013. She also serves as Vice President, Programming of TVA Group since February 2006. Ms. Lauzière first joined the TVA Group in 2001 as manager of Variety Programming before taking on the position of General Manager, Programming. In 2007, she also took the responsibilities of managing TVA Productions. Two years later, she established a division called TVA Création.

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

Donald Lizotte, Executive Vice President, National Sales. Donald Lizotte was promoted Executive Vice President, National Sales in August 2014 from his previous position as President and Chief Executive Officer, Retail and Book Sectors, a position he held since August 2013. From 2010 to 2013, Mr. Lizotte served as Vice President, Operations, Retail Division of Quebecor Media. Mr. Lizotte joined Videotron in January 2005 as Vice-President, Sales, Videotron, and was promoted in September 2006 to the position of President, Le SuperClub Vidéotron and Vice President, Retail Sales Videotron. From 2000 to 2005, Mr. Lizotte held various positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager Key Accounts as well as Regional Manager. Prior to his tenure at Molson Breweries, Mr. Lizotte spent nine years in Toronto, Ontario where he held various sales management positions, including National Sales Manager for the Perrier Group, a division of Nestlé, from 1998 to 2000. He started his career in 1989 at Heinz Canada where he spent 8 years starting from a sales representative and moved to General Manager ECR. Mr. Lizotte has a bachelor’s degree in Management from the Université du Québec in Montréal.

Isabelle Leclerc, Vice President, Human Resources. Ms. Leclerc was promoted to her current position in June 2011. From 2007 to her appointment, Ms. Leclerc served as Director, Human Resources and, Senior Director, Talent Management. From 2003 to 2007, Ms. Leclerc held several functions within Quebecor World Inc. Prior to joining Quebecor, Ms. Leclerc was a compensation consultant for 10 years with Towers Perrin (now Towers Watson) and then with Aon Consulting Group (now Aon Hewitt). She is a member of the North American professional association World@Work. She holds an executive MBA from Landsbridge University, New Brunswick.

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

Caroline Roy, Vice President, Research and Digital Development, QMI Digital. Caroline Roy was appointed to her current position in August 2013. She has been with Quebecor since 2010. She was previously Vice President, Digital of Sun Media Corporation. Before that, she distinguished herself as Director of TVA Interactif, where she demonstrated her abilities by giving TVA’s brands a digital dimension and developing and implementing TVA’s mobile strategy. Prior to joining Quebecor, Ms. Roy held management positions in the telecommunications and new media industry.

Denis Sabourin, CPA, CA, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media in March 2004. Prior to that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor. Prior to joining Quebecor Media, Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin is a Chartered Professional Accountant and is a member of the Ordre des comptables professionnels agréés du Québec.

B - Compensation

Compensation of Directors

Our Directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since July 1, 2013, following a restructuring of the Boards of Directors of Quebecor and Quebecor Media, all Directors of Quebecor are also acting as Directors of Quebecor Media. Fees are now borne on a pro rata basis between the two corporations. Since July 1, 2013, each Director is entitled to receive an annual director’s fee of $60,000. The Chair of the Audit Committee receives additional fees of $60,000 per year and the Chair of the Human Resources and Compensation Committee receives additional fees of $16,000 per year. Each Audit Committee member, other than the Chairman, also receives additional fees of $30,000 per year. Each Human Resources and Compensation Committee member, other than the Chair, also receives additional fees of $11,000. From July 1, 2013 to June 18, 2014, each Director was entitled to receive an annual attendance fee of $14,000 and each Executive Committee member received additional fees of $3,000 per year. On June 19, 2014, the attendance fee was increased to $20,000 per year and each Executive Committee member receives additional fees of $5,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees. Mr. Pierre Karl Péladeau, who served as Chairman of the Board until March 9, 2014, has received compensation from us for acting in such capacity.

From January 1 to December 31, 2014, the amount of compensation (including benefits in kind) paid to our Directors (including Pierre Karl Péladeau for the period during which he was a Director) for services in all capacities to Quebecor Media and its subsidiaries (other than TVA Group) was $1,598,198. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

Compensation of Executive Officers

Compensation of our senior executive officers is composed primarily of base salary and the payment of short-term and mid-term cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and strategic objectives, and they may vary from 30% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of stock options.

For the financial year ended December 31, 2014, our senior executive officers, as a group, received aggregate compensation of $4,425 million for services they rendered in all capacities during 2014, which amount includes base salary, bonuses, benefits in kind and deferred compensation payable to such senior executive officers.

Quebecor Media’s Stock Option Plan

We maintain a stock option plan to attract, retain and motivate our Directors, executive officers and key contributors, as well as those of our subsidiaries. The Human Resources and Compensation Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

Under this stock option plan, 6,180,140 common shares of Quebecor Media (representing 6% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Human Resources and Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Human Resources and Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2014, an aggregate total of 271,000 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $63.96 per share, as determined by Quebecor Media’s Human Resources and Compensation Committee. During the year ended December 31, 2014, a total of 218,750 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $3.6 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2014, an aggregate total of 1,631,959 options were outstanding (of which 263,823 were vested as at that date), with a weighted average exercise price of $55.15 per share, as determined by Quebecor Media’s Human Resources and Compensation Committee. For more information on this stock option plan, see Note 23 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Quebecor’s Stock Option Plan

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

During the year ended December 31, 2014, a total of 1,010,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $26.30 per share, were granted to three senior executive officers of Quebecor Media. As of December 31, 2014, a total of 1,310,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $25.36 per share, were held by senior executive officers of Quebecor Media for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2014 was $31.94.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $140,945. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $7,047 in respect of 2015. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. New employees are eligible to enroll in a retirement savings plan.

The total amount contributed by Quebecor Media in 2014 to provide the pension benefits was $75.9 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 29 to our audited consolidated financial statements.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$140,945 or more	$28,189	$42,283	$56,378	$70,472	$84,567

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

Executive Committee

The Executive Committee of our Board of Directors is currently composed of three members, namely Messrs. Jean La Couture, A. Michel Lavigne and Robert Paré. Mr. La Couture is the Chairman of our Executive Committee. Subject to the provisions of the Corporation’s Shareholders Agreement, the Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options, which power has already been delegated by the Board of Directors to its Human Resources and Compensation Committee.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Messrs. Jean La Couture, Normand Provost and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. At least every five years, our Audit Committee carries out an assessment of the external auditor. It also reviews and approves our Code of Ethics for the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.

Human Resources and Compensation Committee

Our Human Resources and Compensation Committee is composed of Ms. Sylvie Lalande and Messrs. Pierre Laurin and A. Michel Lavigne. Mr. Lavigne is the Chair of our Human Resources and Compensation Committee. Our Human Resources and Compensation Committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries that do not have a Human Resources and Compensation Committee, and to formulate appropriate recommendations to the Board of Directors, among other things, concerning long-term compensation in the form of stock option grants. Our Human Resources and Compensation Committee is also responsible for the review, on an annual basis, of the compensation of our Directors.

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

D - Employees

At December 31, 2014, we had approximately 13,835 employees on a consolidated basis. At December 31, 2013 and 2012, we had approximately 15,110 and 16,865 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2014.

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements
Telecommunications	7,090	4,145	13
Videotron	6,190	3,695	4
Other	900	450	9

Media	6,260	2,135	64
Sun Media	2,285	930	44
TVA Group	2,275	860	13
Other	1,700	345	7

Sports and Entertainment	220	—	—

Corporate(1)	265	—	—

Total	13,835	6,280	77

(1)	Includes QMI Digital, QMI Content and Bloobuzz.

At December 31, 2014, approximately 45% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 77 collective bargaining agreements:

•

Videotron is party to four collective bargaining agreements representing approximately 3,695 unionized employees. Negotiations regarding one of the most important collective bargaining agreement covering unionized employees in the Montréal region are still in progress; an agreement in principle has been reached, which remains subject to ratification. There are also three collective bargaining agreements covering unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2015 and December 31, 2018 respectively.

Archambault Retails is now party to eight collective bargaining agreements representing approximately 380 unionized employees. Negotiations are still in progress for the Berri store and negotiations will be undertaken in 2015 for the Place des Arts store as well as for the Customer Contact Center. Of the other collective bargaining agreements, one will expire on April 1, 2015.

One other collective bargaining agreement covering approximately 70 employees of our SETTE inc. subsidiary will expire by the end of the year on December 31, 2015.

•

Sun Media is party to 44 collective bargaining agreements, representing approximately 930 unionized employees. Of all the collective bargaining agreements, three have expired by the end of 2014, representing approximately 55 employees, and three others will expire in 2015 representing approximately 30 employees. The others will expire on various dates through December 2019.

•

TVA Group is party to 13 collective bargaining agreements, representing approximately 860 unionized employees. Of this number, eight collective bargaining agreements, representing approximately 180 unionized employees or 21% of its unionized workforce, have expired in 2014. Negotiations regarding these collective bargaining agreements are in progress or will be undertaken in 2015. Two collective bargaining agreements representing approximately 40 unionized employees will expire in 2015. The other collective bargaining agreements will expire on various dates through December 2018.

•

Of the other seven collective bargaining agreements, representing approximately 345 unionized employees, one collective bargaining agreement representing approximately 30 unionized employees is expired and three others will expire in 2015. Negotiations regarding these collective bargaining agreements will be undertaken in 2015. The other collective bargaining agreements will expire between February 2016 and December 2017.

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A - Major Shareholders

As of December 31, 2014, Capital CDPQ indirectly held 25,439,134 shares of our Corporation, representing a 24.6% interest in Quebecor Media (excluding dilution from options under Quebecor Media’s stock option plan) and Quebecor held, directly and indirectly, 77,812,366 common shares of our Corporation, representing a 75.4% voting and equity interest in us. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the CDPQ, one of Canada’s largest pension fund managers.

To the knowledge of our Directors and officers and according to public information available, the only persons or companies which, as at March 19, 2015, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were: Pierre Karl Péladeau, and Beutel, Goodman & Co. Ltd.

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	34,936,928	89.68%	414,520	0.49%	73.87%
Beutel, Goodman & Co. Ltd.	—	—	12,249,418	14.60%	2.59%

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

On June 19, 2014, our shareholders, acting by written resolution, fixed the size of our Board of Directors to eight directors and established that Quebecor would be entitled to nominate six directors and Capital CDPQ would be entitled to nominate two directors.

C - Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $11.7 million ($12.1 million in 2013 and $14.4 million in 2012), which are included in purchase of goods and services. During the year ended December 31, 2014, the Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.3 million ($3.5 million in 2013 and $3.8 million in 2012). These transactions were accounted for at the consideration agreed between parties.

Corporate reorganization

On June 28, 2012, the CRTC approved the sale of a 2% interest in SUN News by TVA Group to Sun Media. The transaction closed on June 30, 2012 and, as a result, Sun Media holds a 51% interest and TVA Group holds a 49% interest in SUN News.

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

In 2014, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($1.8 million in 2013 and $1.7 million in 2012), and incurred management fees of $2.0 million ($2.0 million in 2013 and $1.1 million in 2012) with the Corporation’s shareholders.

Tax transactions

In 2014, the parent corporation transferred $12.5 million of non-capital losses ($29.0 million in 2013, $43.4 million in 2012 and none in 2011) to the Corporation and its subsidiaries in exchange for a total cash consideration of $3.1 million ($6.9 million in 2013, $10.2 million in 2012 and none in 2011). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2014 ($0.9 million in 2013, $1.5 million in 2012 and none in 2011).

Bridge Financing and Standby Commitment Agreement

On December 30, 2014, the Corporation provided TVA Group with an unsecured $100 million bridge funding facility (the “Bridge Facility”) bearing a maturity date of March 30, 2015, with an option to extend for a further 90-day period at the request of TVA Group, in order to fund the purchase price of the VG Acquisition. The Bridge Facility was unsecured. The Bridge Facility bore interest at the CDOR Rate plus 2.375% per annum on drawn amounts, subject to an increase of the interest rate to the CDOR Rate plus 2.625% for a 90-day extension period, if applicable. No fee, other than the interests described herein, was payable by the TVA Group to QMI pursuant to the bridge credit agreement governing the Bridge Facility (including, without limitation, any origination fee, facility fee, stand-by fee or administration fee). The net proceeds of the TVA Rights Offering have been used, in part, to repay all of the amounts outstanding under the Bridge Facility on March 20, 2015.

On January 16, 2015, Quebecor Media entered into a standby commitment agreement with TVA Group whereby Quebecor Media provided a standby commitment pursuant to which it was required to acquire any Class B Non-Voting Shares not subscribed for under the TVA Rights Offering, subject to certain conditions, in consideration of a standby commitment fee of 1% of the aggregate gross proceeds of the Rights Offering payable by Groupe TVA to Quebecor Media.

On March 20, 2015, the closing of the TVA Rights Offering took place and an amount of $1.1 million was paid to Quebecor Media pursuant to the standby commitment agreement.

The TVA Rights Offering is currently expected to close on or about March 20, 2015.

D - Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A - Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2014, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

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

C - Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2014, our issued and outstanding share capital was as follows:

•	103,251,500 common shares outstanding, of which 77,812,366 were held by Quebecor and 25,439,134 were held by Capital CDPQ; and

•	430,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Québec Inc., an indirect wholly-owned subsidiary of Quebecor Media.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2014, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2013, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2012, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D - Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects”), there has been no significant change in our financial position since December 31, 2014.

ITEM 9 — THE OFFER AND LISTING

A - Offer and Listing Details

Not applicable.

B - Plan of Distribution

Not applicable.

C - Markets

Outstanding Notes

On October 11, 2012, we issued and sold CAN$500.0 million aggregate principal amount of our 6 5/8% Senior Notes due 2023 and US$850.0 million aggregate principal amount of our 5 3/4% Senior Notes due 2023 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 5 3/4% Senior Notes due 2023 and our 6 5/8% Senior Notes due 2023 are unsecured and are due on January 15, 2023, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of the 5 3/4% Senior Notes due 2023, we filed a registration statement on Form F-4 with the SEC on April 10, 2013 and completed the registered exchange offer on May 21, 2013. As a result of this exchange offer, our 5 3/4% Senior Notes due 2023 issued on October 11, 2012 have been registered under the Securities Act. Our 6 5/8% Senior Notes due 2023 were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding Senior Notes, the ability of the holders of any such Senior Notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding Senior Notes on any exchange or automated dealer quotation system. The record holder of our 5 3/4% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 7 3/8% Senior Notes due 2021 and our 6 5/8% Senior Notes due 2023 is CDS Clearing and Depository Services Inc.

D - Selling Shareholders

Not applicable.

E - Dilution

Not applicable.

F - Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A - Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2014, there were no issued and outstanding preferred shares, other than the Series G Shares.

As of December 31, 2014, there were 430,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Québec Inc., one of our indirect wholly-owned subsidiaries. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

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

3.

Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Cumulative First Preferred Shares” in section 2 above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Business Corporations Act (Quebec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Business Corporations Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds ( 2/3) of the votes cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval.

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

5.

Limitations on right to own securities: There are regulations related to the ownership and control of Canadian broadcast undertakings as described under “Item 4 — Information on the Corporation — Regulation”. There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of non-residents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the holding corporation of a Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the holding corporation of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

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

C- Material Contracts

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

On October 11, 2012, we issued CAN$500,000,000 aggregate principal amount of our 6 5/8% Senior Notes due January 15, 2023 pursuant to an Indenture, dated as of October 11, 2012, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(b)	Indenture relating to US$850,000,000 of our 5 3/4% Senior Notes due January 15, 2023 dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 11, 2012, we issued US$850,000,000 aggregate principal amount of our 5 3/4% Senior Notes due January 15, 2023 pursuant to an Indenture dated as of October 11, 2012, by and between Quebecor Media and U.S. Bank National Association, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately.

(c)

Indenture relating to CAN$325,000,000 of our 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On January 5, 2011, we issued CAN$325,000,000 aggregate principal amount of our 7 3/8% Senior Notes due January 15, 2021 pursuant to an Indenture, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(d)	Indenture relating to US$700,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of October 5, 2007, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7  3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These senior notes were unsecured, bearing a maturity date of March 15, 2016. Interest on these senior notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes were not guaranteed by our subsidiaries. These senior notes were redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contained customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurred and was continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes could declare all the senior notes to be due and payable immediately. These senior notes were issued under a different indenture from, and did not form a single series and were not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2006, as described in paragraph (e) below. On November 2, 2012, Quebecor Media redeemed and retired US$320,000,000 aggregate principal amount of its outstanding 7 3/4% Senior Notes due 2016. On April 25, 2014, Quebecor Media redeemed and retired the entire remaining principal amount outstanding of its 7 3/4% Senior Notes issued on October 5, 2007.

(e)	Indenture relating to US$525,000,000 of our 7 3/4% Senior Notes due March 15, 2016, dated as of January 17, 2006, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These senior notes were unsecured, bearing a maturity date of March 15, 2016. Interest on these senior notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes were not guaranteed by our subsidiaries. These senior notes were redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contained customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurred and was continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes could declare all the senior notes to be due and payable immediately. These senior notes were issued under a different indenture from, and did not form a single series and were not fungible with, our 7 3/4% Senior Notes due 2016 which we issued in 2007, as described in the previous paragraph. On August 30, 2013, Quebecor Media redeemed and retired the entire remaining principal amount outstanding of its 7 3/4% Senior Notes issued on January 17, 2006.

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

On September 16, 2005, Videotron issued US$175,000,000 aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on December 15, 2015. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. On March 11, 2015, Videotron announced that it had issued a notice of redemption for all of its outstanding 6 3/8% Senior Notes due December 15, 2015. The redemption is anticipated to be completed on April 10, 2015.

(h)

Indenture relating to US$715,000,000 of Videotron’s 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. On March 5, 2009, Videotron issued an additional US$260,000,000 aggregate principal amount of these 9 1/8% Senior Notes due 2018. These senior notes, which form a single series and class, are unsecured and mature on April 15, 2018. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. On July 2, 2013 Videotron redeemed and retired US$380,000,000 aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes due 2018. On April 24, 2014, Videotron redeemed and retired US$260,000,000 aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes due 2018.

(i)

Indenture relating to CAN$300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, Videotron issued CAN$300,000,000 aggregate principal amount of its 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2020. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(j)

Indenture relating to CAN$300,000,000 of Videotron’s 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, Videotron issued CAN$300,000,000 aggregate principal amount of its 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on July 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(k)	Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, Videotron issued US$800,000,000 aggregate principal amount of its 5% Senior Notes due July 15, 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on July 15, 2022. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately.

(l)

Indenture relating to CAN$400,000,000 of Videotron’s 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, Videotron issued CAN$400,000,000 aggregate principal amount of its 5 5/8% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(m)

Indenture relating to US$600,000,000 of Videotron’s 5 3/8% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 9, 2014, Videotron issued US$600,000,000 aggregate principal amount of its 5 3/8% Senior Notes due June 15, 2024, pursuant to an Indenture, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2024. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(o)	Purchase Agreement dated as of October 6, 2014, by and among Sun Media, as seller, and Postmedia Network Canada Corporation, as purchaser.

Sun Media’s purchase agreement with Postmedia Network Canada Corporation relates to the sale of 175 English-language newspapers and publications by Sun Media to Postmedia (“Postmedia”) for cash consideration of $316.0 million, subject to customary adjustments and to a $10.0 million adjustment, related primary to real estate properties to be disposed of by Sun Media prior to closing and to be credited to Postmedia at closing. The Postmedia Transaction is subject to approval by regulatory authorities, specifically the Competition Bureau.

D- Exchange Controls

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

E - Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 3/8% Senior Notes due 2021 issued on January 5, 2011 (the “2011 C$ notes”), our 5 3/4% Senior Notes due 2023 issued on October 11, 2012 (the “2012 US$ notes”) and our 6 5/8% Senior Notes due 2023 issued on October 11, 2012 (the “2012 C$ notes”) (and collectively with our 2011 C$ notes and 2012 US$ notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

The summary also does not discuss any aspect of state, local or non-U.S., or U.S. federal estate and gift tax law as applicable to U.S. Holders. Moreover, this discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.

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

PROSPECTIVE U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

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

Market Discount, Acquisition Premium, and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than their revised issue price, this difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized

(including, in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related note to its maturity date.

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

Bond Premium

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the U.S. Holder is treated as having purchased the related notes with amortizable bond premium. A U.S. Holder generally may elect to amortize the premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a note. In the case of a C$ note, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the C$ note and the spot rate of exchange on the date on which the U.S. Holder acquired the C$ note. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a C$ note.

The market discount and bond premium rules are complicated, and U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of owning and disposing of notes with market discount, or bond premium, including the availability of certain elections.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

•	the amount realized (less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s adjusted tax basis in the note.

Except with respect to gains or losses attributable to changes in exchange rates, as described below, any such gain or loss generally will be capital gain or loss (except as described under “— Market Discount, and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount.

A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost therefor, increased by any market discount previously included in income and reduced by any payments (other than payments constituting qualified stated interest) received on the notes, any amount treated as a return of pre-issuance accrued interest excluded from income, and the amount of amortized bond premium, if any, previously taken into account with respect to the note. If a U.S. Holder purchases a C$ note with Canadian dollars, the U.S. dollar cost of the C$ note will generally be the U.S. dollar value of the purchase price upon the date of purchase calculated at the spot rate of exchange on that date. The amount realized upon the disposition of a C$ note will generally be the U.S. dollar value of the amount received on the date of the disposition calculated at the spot rate of exchange on that date. However, if the C$ note is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of or amount received on the C$ note, as applicable, by translating the amount paid or received at the spot rate of exchange on the settlement date of the purchase or disposition. The election available to accrual basis U.S. Holders in respect of the purchase and disposition of C$ notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

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

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement on IRS Form 8886. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the C$ note as a reportable transaction if this loss exceeds the relevant threshold in the regulations. For individuals and trusts, this loss threshold is US$50,000 in any single year. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the ownership or disposition of the C$ notes, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the C$ notes.

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

In addition, U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are required to report their holdings, along with other information, on their tax returns, with certain exceptions. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

Certain Canadian Material Federal Income Tax Considerations for Residents of the United States

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires, as beneficial owner, the Senior Notes, including entitlement to all payments thereunder, pursuant to this offering and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, (i) is not, and is not deemed to be, resident in Canada (including as a consequence of the Canada-United States Income Tax Convention (1980), as amended), (ii) deals at arm’s length with Quebecor Media and with any transferee resident or deemed resident in Canada to whom the holder disposes of Senior Notes, (iii) does not use or hold and is not deemed to use or hold the Senior Notes in or in the course of carrying on business in Canada, (iv) does not receive any payment of interest (including any amounts deemed to be interest) on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Quebecor Media does not deal at arm’s length, (v) is not an “authorized foreign bank”, as defined in the Tax Act, (vi) is not a “registered non-resident insurer”, as defined in the Tax Act, (vii) is not an insurer carrying on an insurance business in Canada and elsewhere, and (viii) is not a, and deals at arm’s length with any, “specified shareholder” of Quebecor Media for purposes of the thin capitalization rules in the Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of Quebecor Media’s shares determined on a votes or fair market value basis.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S. dollar-denominated debt obligations outstanding as of December 31, 2014, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s and its subsidiaries’ bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2014, after taking into account the hedging instruments, long-term debt was comprised of 83.2 % fixed-rate debt (82.6% in 2013) and 16.8% floating-rate debt (17.4% in 2013).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2014 is $8.2 million.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2014, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2014, 8.5% of trade receivables were 90 days past their billing date (9.8% as of December 31, 2013) of which 57.3% had an allowance for doubtful accounts (46.5% as of December 31, 2013).

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

Principal Repayments

As of December 31, 2014, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2015	$229.1
2016	18.6
2017	20.9
2018	105.5
2019	56.9
2020 and thereafter	4,819.0

Total	$5,250.0

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the revised framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (COSO 2013). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2014.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2014, 2013 and 2012. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2014 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2014, 2013 and 2012, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
Audit Fees(1)	$2,532,993	$2,584,782	$2,810,841
Audit related Fees(2)	722,819	585,064	245,103
Tax Fees(3)	43,994	60,413	74,685
All Other Fees(4)	3,675	—	82,316

Total	$3,303,481	$3,230,259	$3,212,945

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2014, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation of Quebecor Media as of January 17, 2013 (incorporated by reference to Exhibit 1.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

1.2	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 1.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

1.3	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.4	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.5	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006, Commission file No. 333-13792).

1.6	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007, Commission file No. 333-13792).

1.7	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008, Commission file No. 333-13792).

1.8	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009, Commission file No. 333-13792).

2.1	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.2	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.3	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.4	Form of 6 5/8% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.5	Indenture, relating to Quebecor Media’s 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.6	Form of 5 3/4% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.7	Indenture, relating to Quebecor Media’s 5 3/4% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.8	Supplemental Indenture, dated as of March 14, 2014, by and among Quebecor Media, and U.S. Bank National Association, as trustee, to the Indenture dated as of October 11, 2012.

2.9	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.10	Form of Notation of Guarantee by the subsidiary guarantors of Videotron’s 6 3/8% Senior Notes due 2015 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.11	Indenture relating to Videotron 6 3/8% Senior Notes, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Videotron’s Registration Statement on Form F-4, dated October 14, 2005, Registration Statement No. 333-128998).

2.12	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron, Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.13	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.14	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.15	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.16	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.17	Form of Notation of Guarantee by the subsidiary guarantors of the 9 1/8% Senior Notes of Videotron due April 15, 2018 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.13 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.18	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

2.19	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.20	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.21	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.29 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.23	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.24	Form of Notation of Guarantee by the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.25	Indenture relating to Videotron 7 1/8% Senior Notes, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 033-51000).

2.26	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.27	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

2.28	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.37 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.29	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.30	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.31	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.32	Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.33	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.34	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.35	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.36	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.37	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.38	Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40).

2.39	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40).

2.40	Indenture, dated as of April 9, 2014, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written resolution adopted by the Shareholders of Quebecor Media on May 25, 2011 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.5 to Quebecor Media’a Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

3.4	Amendment Agreement, dated as of October 11, 2012, amending the Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media (incorporated by reference to Exhibit 3.4 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

4.1	First Amendment to the Amended and Restated Credit Agreement, dated as of August 1, 2013, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent. (incorporated by reference to Exhibit 4.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792)

4.2	Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent. (incorporated by reference to Exhibit 4.2 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792)

4.3	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors. (incorporated by reference to Exhibit 4.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792)

4.4	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.5	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.6	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.7	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.8	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.9	Purchase Agreement dated as of October 6, 2014, by and among Sun Media, as seller, and Postmedia Network Canada Corporation, as Purchaser.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

12.1	Certification of Pierre Dion, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Dion, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
Name: Jean-François Pruneau
Title: Senior Vice President and Chief Financial Officer

Dated: March 20, 2015

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholders of

Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada	/s/ Ernst & Young LLP(1)

March 19, 2015

[1]	CPA auditor, CA, public accountancy permit no. A107913

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Note	2014	2013	2012

Revenues	2	$3,716.1	$3,647.5	$3,553.3

Employee costs	3	682.2	692.8	696.3
Purchase of goods and services	3	1,639.6	1,577.5	1,564.1
Depreciation and amortization		664.2	628.1	552.0
Financial expenses	4	324.2	360.8	335.5
Loss (gain) on valuation and translation of financial instruments	5	3.1	244.4	(136.9)
Restructuring of operations, impairment of assets and other special items	6	54.4	11.6	(11.3)
Impairment of goodwill and intangible assets	7	81.0	35.3	43.0
Loss on debt refinancing	9	18.7	18.9	6.3

Income before income taxes		248.7	78.1	504.3
Income taxes (recovery):
Current	11	117.1	83.4	45.4
Deferred	11	(20.7)	(46.7)	97.6

		96.4	36.7	143.0

Income from continuing operations		152.3	41.4	361.3
Loss from discontinued operations	8	(65.5)	(193.8)	(129.6)

Net income (loss)		$86.8	$(152.4)	$231.7

Income (loss) from continuing operations attributable to
Shareholders		$173.1	$34.2	$364.2
Non-controlling interests		(20.8)	7.2	(2.9)

Net income (loss) attributable to
Shareholders		$107.6	$(159.6)	$234.6
Non-controlling interests		(20.8)	7.2	(2.9)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Note	2014	2013	2012

Income from continuing operations		$152.3	$41.4	$361.3

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		14.2	(45.1)	33.1
Deferred income taxes		(21.3)	(1.2)	2.9
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	29	(45.1)	109.7	(17.9)
Deferred income taxes		12.1	(29.4)	4.7
Reclassification to income:
Gain related to cash flows hedges	9	(10.8)	(14.5)	(15.3)
Deferred income taxes		0.4	1.1	0.5

		(50.5)	20.6	8.0

Comprehensive income from continuing operations		101.8	62.0	369.3

Loss from discontinued operations	8	(65.5)	(193.8)	(129.6)
Other comprehensive (loss) income from discontinued operations	8	(7.6)	28.3	(1.5)

Comprehensive income (loss)		$28.7	$(103.5)	$238.2

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$126.9	42.2	373.4
Non-controlling interests		(25.1)	19.8	(4.1)

Comprehensive income (loss) attributable to
Shareholders		$53.8	$(123.3)	$242.3
Non-controlling interests		(25.1)	19.8	(4.1)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock (note 22)	Contributed surplus	Deficit	Accumulated other comprehensive loss (note 24)	Equity attributable to non- controlling interests	Total equity

Balance as of December 31, 2011	$1,752.4	$3,176.6	$(1,967.1)	$(74.8)	$135.7	$3,022.8
Net income (loss)	—	—	234.6	—	(2.9)	231.7
Other comprehensive income (loss)	—	—	—	7.7	(1.2)	6.5
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—
Reclassification of stated capital (note 22)	3,175.0	(3,175.0)	—	—	—	—
Repurchase of shares (note 22)	(811.3)	—	(188.8)	—	—	(1,000.1)
Dividends	—	—	(100.0)	—	(0.5)	(100.5)

Balance as of December 31, 2012	4,116.1	1.3	(2,021.3)	(67.1)	131.4	2,160.4
Net (loss) income	—	—	(159.6)	—	7.2	(152.4)
Other comprehensive income	—	—	—	36.3	12.6	48.9
Dividends	—	—	(100.0)	—	(0.4)	(100.4)
Business acquisition	—	—	—	—	0.3	0.3

Balance as of December 31, 2013	4,116.1	1.3	(2,280.9)	(30.8)	151.1	1,956.8
Net income (loss)	—	—	107.6	—	(20.8)	86.8
Other comprehensive loss	—	—	—	(53.8)	(4.3)	(58.1)
Dividends	—	—	(100.0)	—	(0.2)	(100.2)
Business acquisition	—	—	(0.1)	—	0.1	—

Balance as of December 31, 2014	$4,116.1	$1.3	$(2,273.4)	$(84.6)	$125.9	$1,885.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Note	2014	2013	2012

Cash flows related to operating activities
Income from continuing operations		$152.3	$41.4	$361.3
Adjustments for:
Depreciation of property, plant and equipment	14	538.8	502.0	434.9
Amortization of intangible assets	15	125.4	126.1	117.1
Loss (gain) on valuation and translation of financial instruments	5	3.1	244.4	(136.9)
Loss (gain) on disposal of assets	6	0.1	0.8	(12.8)
Impairment of assets	6	6.7	2.1	—
Impairment of goodwill and intangible assets	7	81.0	35.3	43.0
Loss on debt refinancing	9	18.7	18.9	6.3
Amortization of financing costs and long-term debt discount	4	8.6	11.9	14.3
Deferred income taxes	11	(20.7)	(46.7)	97.6
Other		(0.6)	(0.9)	3.9

		913.4	935.3	928.7
Net change in non-cash balances related to operating activities		76.9	(11.9)	127.8

Cash flows provided by continuing operating activities		990.3	923.4	1,056.5

Cash flows related to investing activities
Business acquisitions	10	(132.3)	(7.7)	(1.6)
Business disposals	8	193.5	59.2	0.8
Additions to property, plant and equipment	14	(645.5)	(562.2)	(701.8)
Additions to intangible assets	15	(317.3)	(77.8)	(88.6)
Proceeds from disposals of assets	6	5.4	13.2	28.3
Acquisition of tax deductions from the parent corporation	28	(3.1)	(6.9)	(10.2)
Other		0.5	1.7	(1.4)

Cash flows used in continuing investing activities		(898.8)	(580.5)	(774.5)

Cash flows related to financing activities
Net change in bank indebtedness		4.5	—	(4.0)
Net change under revolving facilities		—	—	(19.7)
Issuance of long-term debt, net of financing fees	20	728.3	752.6	2,102.1
Repayments of long-term debt	9	(814.7)	(722.8)	(1,202.3)
Settlement of hedging contracts	9	(65.4)	(29.7)	(43.6)
Repurchase of Common Shares	22	—	—	(1,000.1)
Dividends		(100.0)	(100.0)	(100.0)
Dividends paid to non-controlling interests		(0.2)	(0.4)	(0.5)
Other		—	—	0.1

Cash flows used in continuing financing activities		(247.5)	(100.3)	(268.0)

Net change in cash and cash equivalents from continuing operations		$(156.0)	$242.6	$14.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Note	2014	2013	2012

Net change in cash and cash equivalents from continuing operations		$(156.0)	$242.6	$14.0
Cash flows provided by discontinued operations	8	74.7	5.3	71.2
Cash and cash equivalents at beginning of year		476.6	228.7	143.5

Cash and cash equivalents at end of year		$395.3	$476.6	$228.7

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$155.9	$207.3	$76.0
Cash equivalents		239.4	269.3	152.7

		$395.3	$476.6	$228.7

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$8.1	$(2.1)	$13.5
Inventories		12.4	10.3	19.2
Accounts payable, accrued charges and provisions		34.3	(59.8)	71.3
Income taxes		9.4	48.7	58.3
Stock-based compensation		0.6	3.1	(8.0)
Deferred revenues		8.8	(4.0)	(3.7)
Defined benefit plans		(19.7)	(19.6)	(6.3)
Other		23.0	11.5	(16.5)

		$76.9	$(11.9)	$127.8

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$2.4	$2.2	$52.8

Interest and taxes reflected as operating activities
Cash interest payments		$312.3	$336.8	$301.2
Cash income tax payments (net of refunds)		124.9	49.4	5.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(in millions of Canadian dollars)

	Note	2014	2013

Assets

Current assets
Cash and cash equivalents		$395.3	$476.6
Accounts receivable	12	448.4	565.7
Income taxes		6.7	18.0
Amounts receivable from parent corporation		7.3	6.7
Inventories	13	212.2	239.4
Prepaid expenses		37.8	47.9
Assets held for sale	8	398.1	76.9

		1,505.8	1,431.2

Non-current assets
Property, plant and equipment	14	3,382.9	3,382.4
Intangible assets	15	945.8	824.8
Goodwill	16	2,714.6	3,061.5
Derivative financial instruments	27	400.9	142.1
Deferred income taxes	11	7.8	26.6
Other assets	17	78.9	101.7

		7,530.9	7,539.1

Total assets		$9,036.7	$8,970.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2014 and 2013

(in millions of Canadian dollars)

	Note	2014	2013

Liabilities and equity

Current liabilities
Bank indebtedness		$4.5	$—
Accounts payable and accrued charges	18	643.2	693.2
Provisions	19	56.7	39.4
Deferred revenue		283.0	288.8
Income taxes		85.5	89.2
Derivative financial instruments	27	0.9	116.2
Current portion of long-term debt	20	229.1	100.2
Liabilities held for sale	8	97.9	9.0

		1,400.8	1,336.0

Non-current liabilities
Long-term debt	20	4,972.7	4,875.8
Derivative financial instruments	27	101.9	77.3
Other liabilities	21	173.6	155.8
Deferred income taxes	11	502.4	568.6

		5,750.6	5,677.5

Equity
Capital stock	22	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,273.4)	(2,280.9)
Accumulated other comprehensive loss	24	(84.6)	(30.8)

Equity attributable to shareholders		1,759.4	1,805.7
Non-controlling interests		125.9	151.1

		1,885.3	1,956.8
Commitments and contingencies	19, 25
Guarantees	26
Subsequent events	31

Total liabilities and equity		$9,036.7	$8,970.3

See accompanying notes to consolidated financial statements.

On March 19, 2015, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

On behalf of the Board of Directors,

/s/ Brian Mulroney The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	/s/ Jean La Couture Jean La Couture, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	51.5%
Sun Media Corporation	100.0%	100.0%
Quebecor Media Printing Inc.	100.0%	100.0%
Archambault Group Inc.	100.0%	100.0%

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and is engaged in the rental of movies, televisual products and console games through its video-on-demand service and rentals stores. This segment also operates retail stores specialized in the sale of cultural and entertainment products, and offers online sales of downloadable music and books in Québec. The operations of the Media segment in Québec include the printing, publishing and distribution of daily newspapers, the printing of commercial inserts, the operation of an over-the-air television network, the operation of television specialty services, the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass show production, sporting and cultural events management, music production, distribution and streaming, the operation of two Quebec Major Junior Hockey League (“QMJHL”) teams, and the operation and management of the future Québec City amphitheatre.

In 2014, the Corporation changed its organisational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports and Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the future Québec City amphitheatre, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total
					2014

Revenues	$2,965.0	$807.7	$60.9	$(117.5)	$3,716.1
Employee costs	367.1	263.5	9.1	42.5	682.2
Purchase of goods and services	1,243.0	497.7	55.2	(156.3)	1,639.6

Adjusted operating income[1]	1,354.9	46.5	(3.4)	(3.7)	1,394.3

Depreciation and amortization					664.2
Financial expenses					324.2
Loss on valuation and translation of financial instruments					3.1
Restructuring of operations, impairment of assets and other special items					54.4
Impairment of goodwill and intangible assets					81.0
Loss on debt refinancing					18.7

Income before income taxes					$248.7

Additions to property, plant and equipment	$607.5	$32.2	$5.5	$0.3	$645.5
Additions to intangible assets	304.7	9.3	0.1	3.2	317.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total
					2013

Revenues	$2,860.5	$828.3	$70.2	$(111.5)	$3,647.5
Employee costs	372.8	269.6	8.4	42.0	692.8
Purchase of goods and services	1,193.5	474.7	62.9	(153.6)	1,577.5

Adjusted operating income[1]	1,294.2	84.0	(1.1)	0.1	1,377.2

Depreciation and amortization					628.1
Financial expenses					360.8
Loss on valuation and translation of financial instruments					244.4
Restructuring of operations, impairment of assets and other special items					11.6
Impairment of goodwill and intangible assets					35.3
Loss on debt refinancing					18.9

Income before income taxes					$78.1

Additions to property, plant and equipment	$532.9	$26.2	$0.6	$2.5	$562.2
Additions to intangible assets	67.9	8.8	—	1.1	77.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2014, 2013 and 2012

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total
					2012

Revenues	$2,758.8	$844.8	$76.9	$(127.2)	$3,553.3
Employee costs	365.1	298.3	7.5	25.4	696.3
Purchase of goods and services	1,173.5	484.3	67.1	(160.8)	1,564.1

Adjusted operating income[1]	1,220.2	62.2	2.3	8.2	1,292.9

Depreciation and amortization					552.0
Financial expenses					335.5
Gain on valuation and translation of financial instruments					(136.9)
Restructuring of operations, impairment of assets and other special items					(11.3)
Impairment of goodwill and intangible assets					43.0
Loss on debt refinancing					6.3

Income before income taxes					$504.3

Additions to property, plant and equipment	$672.8	$25.8	$1.7	$1.5	$701.8
Additions to intangible assets	77.2	10.9	—	0.5	88.6

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net income (loss) before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

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

Comparative figures for the years ended December 31, 2013 and 2012 have been restated to conform to the presentation adopted for the year ended December 31, 2014.

(b)	Changes in accounting policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability in relation with outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Foreign currency translation

Financial statements of the foreign operations disposed in 2014 (note 8) were translated using the rate in effect at the balance sheet date for assets and liabilities, and using the average exchange rates during the period for revenues and expenses. Adjustments arising from foreign currency translation since January 1, 2010 were recorded in other comprehensive income.

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

Revenue recognition policies for each of the Corporation’s main activities are as follows:

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

Revenues from the retail activities are recognized at the time of delivery, net of provisions for estimated returns based on historical rate of returns.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

Media

Advertising revenues derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Advertising revenues derived from the newspapers and magazines publishing activities are recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered.

Revenues from the sale or distribution of newspapers, magazines and books are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns.

Revenues derived from subscription to online publications are recognized over the period of the subscription.

Sports and Entertainment

Revenues derived from entertainment products distribution are recognized on delivery of the products, net of provisions for estimated returns based on historical rate of returns.

Revenues derived from show production and sporting and cultural event management are recognized once the event or production occurs or when services are rendered.

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

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Barter transactions

In the normal course of operations, the Media segment principally offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

For the year ended December 31, 2014, the Corporation recorded $14.5 million of barter advertising revenues ($15.2 million in 2013 and $16.9 million in 2012).

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

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Available-for-sale	Other liabilities
• Cash and cash equivalents • Bank indebtedness	• Accounts receivable • Amounts receivable from parent corporation • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Provisions • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

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

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

The Corporation generally enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses offsetting foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on interest and principal payments on foreign currency denominated debt. These foreign exchange forward contracts are designated as cash flow hedges.

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

Early settlement options are accounted for separately from the debt when the corresponding option exercise price is not approximately equal to the amortized cost of the debt.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

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

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual accounts receivables are written off when management deems them not collectible.

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

In particular, inventories related to broadcasting activities, which primarily are comprised of programs and broadcast and distribution rights, are accounted for as follows:

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

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Corporation records the broadcast rights acquired as inventory and the obligations incurred under a license agreement as a liability when the broadcast period begins and all of the following conditions have been met: (a) the cost of each program, movies, series or right to broadcast a live event is known or can be reasonably determined; (b) the programs, movies or series have been accepted or the live event is broadcast in accordance with the conditions of the broadcast license agreement; (c) the programs, movies or series are available for first showing or telecast or the live event is broadcasted.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Inventories (continued)

(ii)	Broadcast rights (continued)

Broadcast rights are classified as current or long-term, based on management’s estimate of the broadcast period. These rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on the manner future economic benefits from these rights will be generated. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the license.

(iii)	Distribution rights

Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Corporation records an inventory and a liability for the distribution rights and obligations incurred under a license agreement when (a) the cost of the license is known or can be reasonably estimated, (b) the televisual product and movie has been accepted in accordance with the conditions of the license agreement, and (c) the televisual product or movie is available for distribution.

Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are charged to operating expenses using the individual film forecast computation method based on actual revenues realized over total future economic benefits expected.

Estimates of future revenues used to determine net realizable values of inventories related to the broadcasting or distribution of television products and movies, are examined periodically by management and revised as necessary. The carrying value of programs produced and productions in progress, broadcast rights and distribution rights is reduced to net realizable value, as necessary, based on this assessment.

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

Borrowing costs are also included in the cost of property, plant and equipment when the development of the asset commenced after January 1, 2010. Expenditures, such as maintenance and repairs, are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Telecommunication networks	3 to 20 years

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Property, plant and equipment (continued)

Depreciation methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are depreciated over the shorter of the term of the lease and economic life.

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

Videotron Ltd. (“Videotron”) is engaged in an agreement to operate a shared Long Term Evolution mobile network in the Province of Québec and in the Ottawa region.

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

Intangible assets

Broadcasting licenses and mastheads have indefinite useful lives and are not amortized. In particular, given the low cost of renewal of broadcasting licenses, management believes it is economically compelling to renew the licenses and to comply with all rules and conditions attached to those licenses.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Goodwill and intangible assets (continued)

Intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Spectrum licenses	10 years
Software	3 to 7 years
Customer relationships and other	3 to 10 years

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

Estimates of the fair value of stock option awards are determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 23.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

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

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income and in accumulated other comprehensive income. Re-measurements are comprised of the following:

•	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments on liabilities;

•	the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation;

•	changes in the net benefit asset limit or in the minimum funding liability.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans.

The Corporation also offers rebate on telecommunication services, health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

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

(ii)	Fair value of derivative financial instruments, including embedded derivatives

Derivative financial instrument must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement options on debt is determined with option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statement of income, the gain or loss on valuation of financial instruments recorded in the consolidated statement of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheet. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 27.

(iii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statement of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statement of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheet. Key assumptions and sensitivity analysis on the discount rate are presented in note 29.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 19.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments (continued)

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Determination of useful life periods for the depreciation and amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the Corporation will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the depreciation and amortization charge recorded in the consolidated statements of income.

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

(x)	Recent accounting pronouncements

The Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

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

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2017, with early adoption permitted.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2014	2013	2012

Services rendered	$3,252.1	$3,168.8	$3,049.8
Product sales	464.0	478.7	503.5

	$3,716.1	$3,647.5	$3,553.3

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2014	2013	2012

Employee costs	$838.9	$838.2	$840.5
Less: Employee costs capitalized to property, plant and equipment and intangible assets	(156.7)	(145.4)	(144.2)

	682.2	692.8	696.3
Purchase of goods and services
Royalties, rights and creation costs	666.5	649.1	647.9
Cost of retail products	323.9	289.5	286.4
Marketing, circulation and distribution expenses	82.2	82.5	97.6
Service and printing contracts	151.4	163.1	171.0
Paper, ink and printing supplies	46.9	49.1	54.3
Other	368.7	344.2	306.9

	1,639.6	1,577.5	1,564.1

	$2,321.8	$2,270.3	$2,260.4

4.	FINANCIAL EXPENSES

	2014	2013	2012

Interest on long-term debt	$313.5	$340.5	$311.7
Amortization of financing costs and long-term debt discount	8.6	11.9	14.3
Interest on net defined benefit liability	4.6	10.8	10.7
Loss on foreign currency translation on short-term monetary items	4.0	2.7	3.2
Other	(6.5)	(5.1)	(4.4)

	$324.2	$360.8	$335.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2014	2013	2012

Loss (gain) on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$7.9	$173.2	$(197.5)
(Gain) loss on reversal of embedded derivatives upon debt redemption	(1.1)	72.9	61.4
Gain on the ineffective portion of cash flow hedges	(0.5)	(1.7)	(1.1)
(Gain) loss on the ineffective portion of fair value hedges	(3.2)	—	0.3

	$3.1	$244.4	$(136.9)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	2014	2013	2012

Restructuring of operations	$10.5	$8.7	$1.5
Loss related to a legal litigation	34.3	—	—
Impairment of assets	6.7	2.1	—
Loss (gain) on disposal of assets	0.1	0.8	(12.8)
Other	2.8	—	—

	$54.4	$11.6	$(11.3)

Telecommunications

In 2014, the Telecommunications segment recorded a charge for restructuring costs of $3.3 million ($1.8 million in 2013 and $1.0 million in 2012) and a charge for impairment of assets of $3.4 million (none in 2013 and 2012).

Also in 2014, the Telecommunications segment recorded a charge of $34.3 million, including interest, as a result of an unfavorable judgment against Videotron in a legal action. Videotron intends to appeal this judgment.

Media

In recent years, the Media segment has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $6.5 million, mainly for the reduction of positions, were recorded in 2014 ($6.7 million in 2013 and $0.3 million in 2012). As part of these restructuring initiatives, a loss on disposal of assets of $0.1 million was recorded in 2014 (a gain of $0.1 million in 2013 and a loss of $0.1 million in 2012), while a charge for impairment of assets of $2.1 million was recorded in 2013.

In 2014, the Media segment also recorded a charge for impairment of assets of $3.3 million related to broadcasting assets and other special charges of $2.6 million mainly related to business acquisitions (none in 2013 and 2012).

Finally in 2012, the Media segment disposed of its interests in two specialized channels, The Cave and mysteryTV, for a total cash consideration of $21.0 million, resulting in a gain of $12.9 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

Other segments

In 2014, other segments recorded a charge for restructuring costs of $0.7 million ($0.2 million in 2013 and $0.2 million in 2012) and other special charges of $0.2 million (none in 2013 and 2012). A loss on disposal of assets of $0.9 million was recorded in 2013.

7.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

2014

During the second quarter of 2014, the Corporation performed its annual impairment tests on its CGUs. The Corporation concluded that the recoverable amount based on fair value less costs of disposal was less than the carrying amount of its Newspapers CGU, which revenues continued to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. Accordingly, the Media segment recorded a non-cash goodwill impairment charge of $190.0 million (without any tax consequence), of which $160.0 million is presented as part of discontinued operations.

During the third quarter of 2014, the Corporation completed its annual review of its three-year strategic plan. Market conditions in the television industry led the Corporation to perform an impairment test on its Broadcasting CGU. The Corporation concluded that the recoverable amount based on fair value less costs of disposal was less than the carrying amount of the CGU. Accordingly, a non-cash impairment charge of $41.7 million on broadcasting licenses (including $20.9 million without any tax consequence) and a non-cash goodwill impairment charge of $9.3 million (including $3.9 million without any tax consequence) were recorded in the Media segment.

2013

During the third quarter of 2013, the Corporation performed impairment tests on its Newspapers, Music and Book CGUs due to weak market conditions in their respective industries. Accordingly, the Media segment recorded a non-cash goodwill impairment charges of $229.0 million for its Newspaper CGU (without any tax consequence), of which $214.5 million is presented as part of discontinued operations. A non-cash impairment charge of $56.0 million on mastheads and customer relationships assets was also recorded as part of discontinued operations. A non-cash goodwill impairment charge of $11.9 million for the Book CGU (without any tax consequence) and of $8.9 million for the Music CGU (without any tax consequence) was also recorded by the Corporation.

2012

During the first quarter of 2012, as a result of new tariffs adopted with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the Corporation reviewed its business plan for the magazine publishing activities and performed an impairment test on the Magazine publishing CGU included in the Media segment. Accordingly, the Corporation recorded a goodwill impairment charge of $14.5 million (without any tax consequence).

During the third quarter of 2012, the Corporation performed impairment tests on its Newspapers, Music and Entertainment events and Book publishing and distribution CGUs due to weak market conditions in their respective industries. Accordingly, the Media segment recorded a non-cash goodwill impairment charges of $145.0 million for its Newspaper CGU (without any tax consequence), of which $128.5 million is presented as part of discontinued operations. A non-cash impairment charge of $30.0 million on its mastheads and customer relationships assets was also recorded as part of discontinued operations. The Corporation recorded a non-cash goodwill impairment charge of $12.0 million for the Music CGU (without any tax consequence).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

8.	DISCONTINUED OPERATIONS

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the Province of Québec.

•

On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million, of which $1.3 million is receivable as of December 31, 2014. An amount of $4.7 million was also received in 2014 relating to adjustments of working capital items transferred.

•

On September 2, 2014, the Corporation sold its Nurun Inc. (“Nurun”) subsidiary for a cash consideration consisting of $125.0 million, less cash disposed of $18.1 million. An amount of $8.2 million was also received relating to certain transaction adjustments.

•

On October 6, 2014, the Corporation announced a transaction whereby it will sell all of its English-language newspaper operations in Canada, consisting of 175 newspapers and publications, the Canoe English portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration of $316.0 million. The transaction price will be payable in cash, subject to the customary adjustments and a $ 10.0 million adjustment, related primarily to real estate properties disposed by the Corporation subsequent to this transaction. The transaction is subject to authorization by the Competition Bureau. While the transaction is under review, Quebecor Media continues to operate all the businesses involved in the transaction.

2013

•	On June 1, 2013, the Corporation sold its specialized Web site Jobboom for a cash consideration of $57.5 million, less cash disposed of $5.4 million.

•	On November 29, 2013, the Corporation also sold its specialized Web site Réseau Contact for a cash consideration of $7.5 million, less cash disposed of $0.4 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

8.	DISCONTINUED OPERATIONS (continued)

The results of operations and cash flows related to these businesses were reclassified as discontinued operations in the consolidated statements of income, comprehensive income and cash flows as follows:

Consolidated statements of income and comprehensive income

	2014	2013	2012
Revenues	$586.1	$765.5	$848.5
Employee costs	231.8	313.8	344.4
Purchase of goods and services	259.7	357.1	397.8
Depreciation and amortization	25.1	36.8	45.6
Financial expenses	0.8	2.0	1.5
Restructuring of operations, impairment of assets and other special items	8.5	20.0	40.8
Impairment of goodwill and intangible assets	160.0	270.5	158.5

Loss before income taxes	(99.8)	(234.7)	(140.1)
Current income taxes	14.2	13.2	13.7
Deferred income taxes	1.0	(16.5)	(24.2)
Gain on disposal of businesses	49.5	37.6	—

Loss from discontinued operations	$(65.5)	$(193.8)	$(129.6)

Other comprehensive (loss) income:
(Loss) gain on translation of net investments in foreign operations	(1.7)	4.4	(1.4)
Defined benefits plans:
Re-measurement (loss) gain	(7.9)	31.9	(0.1)
Deferred income taxes	2.0	(8.0)	—

	(7.6)	28.3	(1.5)

Comprehensive loss from discontinued operations	$(73.1)	$(165.5)	$(131.1)

Consolidated statements of cash flows

	2014	2013	2012
Cash flows related to operating activities	$72.3	$19.0	$85.6
Cash flows related to investing activities	2.4	(13.7)	(14.4)

Cash flows provided by discontinued operations	$74.7	$5.3	$71.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

8.	DISCONTINUED OPERATIONS (continued)

Components of assets and liabilities classified as held for sale in the consolidated balance sheet are as follows:

	2014	2013

Current assets	$70.6	$9.0
Property, plant and equipment	171.4	1.7
Intangible assets	26.1	17.6
Goodwill	130.0	48.6

Assets held for sale	398.1	76.9
Current liabilities	(61.0)	(9.0)
Long-term liabilities	(36.9)	—

Liabilities held for sale	(97.9)	(9.0)

Net assets held for sale	$300.2	$67.9

9.	LOSS ON DEBT REFINANCING

2014

•

In April 2014, Quebecor Media redeemed all of its issued and outstanding 7.75% Senior Notes due March 2016 in aggregate principal amount of US$380.0 million and settled its related hedging contracts for a total cash consideration of $367.8 million.

•	In April 2014, Videotron redeemed US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 for a total cash consideration of $295.4 million.

These transactions resulted in a total loss of $18.7 million in 2014, including a gain of $10.8 million previously reported in other comprehensive income.

2013

•

In July 2013, Videotron redeemed US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 and settled its related hedging contracts for a total cash consideration of $399.6 million.

•

In August 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its issued and outstanding 7.75% Senior Notes due March 2016 and settled its related hedging contracts for a total cash consideration of $306.1 million.

These transactions resulted in a total loss of $18.9 million in 2013, including a gain of $14.5 million previously reported in other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

9.	LOSS ON DEBT REFINANCING (continued)

2012

•	In March 2012, Videotron redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a total cash consideration of $394.1 million.

•

In March and April 2012, Quebecor Media redeemed US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 and settled hedging contracts for a total cash consideration of $304.9 million.

•	In November 2012, Quebecor Media redeemed US$320.0 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 for a total cash consideration of $327.1 million.

•

In December 2012, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility for a cash consideration of $153.9 million. The related hedging contracts were settled for a consideration of $28.5 million in January 2013.

These transactions resulted in a total loss of $6.3 million in 2012, including a gain of $15.3 million previously reported in other comprehensive income.

10.	BUSINESS ACQUISITIONS

2014

•

In December 2014, the Media segment acquired, through TVA Group Inc. (“TVA Group”), substantially all of the assets (including certain operational liabilities assumed) of Global Vision A.R. Ltd. and its subsidiary (“Global Vision”) for a purchase price of $116.1 million in cash. The purchase price is subject to a post-closing adjustment on working capital items. Global Vision operates in the film and television industry by offering soundstage and equipment leasing and post-production services. The assets acquired include Mel’s La Cité du Cinéma in Montréal and Studio Melrose in Saint-Hubert, which facilities are used for both local and foreign film and television production, including American blockbusters. The purpose of this acquisition was to invest in sectors that are a good fit with the Media segment activities, with the effect of diversifying the segment revenues. Goodwill related to this acquisition arised principally from the reputation of assembled workforce, future growth and expected synergies.

•	In 2014, the Corporation also acquired other businesses such as les Remparts de Québec, a hockey team from the QMJHL.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

10.	BUSINESS ACQUISITIONS (continued)

The preliminary purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2014 is summarized as follows:

2014

Assets acquired
Non-cash current assets	$9.6
Property, plant and equipment	96.4
Intangible assets	17.1
Goodwill	18.0

141.1
Liabilities assumed
Non-cash current liabilities	(7.0)
Other long-term liabilities	(1.3)

(8.3)

Net assets acquired at fair value	$132.8

Consideration
Cash	$132.3
Balance payable	0.5

$132.8

The pro forma revenues and net income in 2014 would not have been significantly different than actual figures, if all business acquisitions had occurred at the beginning of the year.

The amount of goodwill that is deductible for tax purposes is $18.0 million in 2014 (none in 2013 and $0.6 million in 2012).

2013

•	In May 2013, the Sports and Entertainment segment acquired a Québec City sporting and cultural event management company.

•	In July 2013, the Media segment acquired, through TVA Group, a magazine publisher and a book publisher in the Province of Québec.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2014 (26.9% in 2013 and 2012), and income taxes in the consolidated statements of income:

	2014	2013	2012

Income taxes at domestic statutory tax rate	$66.9	$21.0	$135.7
(Reduction) increase resulting from:
Effect of provincial tax rate differences	(0.8)	(0.2)	(0.5)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	17.7	0.2	2.3
Change in benefit arising from the recognition of current and prior year tax losses	2.2	5.5	(8.4)
Effect of tax consolidation transactions with the parent corporation	(0.3)	(0.9)	(1.5)
Non-deductible impairment of goodwill	9.0	9.5	11.6
Other	1.7	1.6	3.8

Income taxes	$96.4	$36.7	$143.0

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2014	2013	2014	2013	2012

Loss carryforwards	$4.3	$14.9	$6.7	$14.9	$44.2
Accounts payable, accrued charges, provisions and deferred revenue	5.4	7.3	1.9	1.4	2.8
Defined benefit plans	33.2	24.0	4.9	1.6	1.1
Property, plant and equipment	(432.6)	(427.7)	4.9	15.6	11.5
Goodwill, intangible assets and other assets	(75.6)	(93.4)	(13.2)	(18.9)	1.8
Long-term debt and derivative financial instruments	(8.7)	17.9	5.7	(66.8)	18.3
Benefits from a general partnership	(56.5)	(87.4)	(30.9)	(14.0)	(7.2)
Other	1.8	2.4	0.3	3.0	0.9

	$(528.7)	$(542.0)	$(19.7)	$(63.2)	$73.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2014	2013
Balance as of beginning of the year		$(542.0)	$(570.2)
Recognized in income as continuing operations		20.7	46.7
Recognized in income as discontinued operations	8	(1.0)	16.5
Recognized in other comprehensive income as continuing operations		(8.8)	(29.5)
Recognized in other comprehensive income as discontinued operations	8	2.0	(8.0)
Business acquisitions and disposals		(2.4)	(4.2)
Acquisition of tax deductions	28	3.1	6.9
Other		(0.3)	(0.2)

Balance as of the end of the year		$(528.7)	$(542.0)

Deferred income tax asset		$7.8	$26.6
Deferred income tax liability		(502.4)	(568.6)
Deferred income tax liability included in liabilities held for sale		(34.1)	—

		$(528.7)	$(542.0)

As of December 31, 2014, the Corporation had loss carryforwards for income tax purposes of $32.0 million available to reduce future taxable income, including $19.3 million that will expire between 2031 and 2034, and $12.7 million that can be carried forward indefinitely. Of these losses, an amount of $15.0 million has not been recognized. The Corporation also had capital losses of $861.2 million that can be carried forward indefinitely and applied only against future capital gains, of which none were recognized.

There are no income tax consequences attached to the payment of dividends in 2014, 2013 or 2012 by the Corporation to its shareholders.

12.	ACCOUNTS RECEIVABLE

	Note		2014	2013
Trade	27	(c)	$397.8	$492.4
Other			50.6	73.3

			$448.4	$565.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

13.	INVENTORIES

	2014	2013
Raw materials and supplies	$21.0	$26.7
Finished goods	115.7	140.8
Programs, broadcast and distribution rights	73.3	60.5
Work in progress	2.2	11.4

	$212.2	$239.4

Cost of inventories included in purchase of goods and services amounted to $873.4 million in 2014 ($830.2 million in 2013 and $872.7 million in 2012), of which $155.2 million is presented as part of discontinued operations in 2014 ($181.5 million in 2013 and 197.9$ in 2012). Write-downs of inventories totalling $4.4 million were recognized in purchase of goods and services in 2014 ($5.1 million in 2013 and $6.4 million in 2012).

14.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2014 and 2013, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total
Cost

Balance as of December 31, 2012	$476.7	$1,246.6	$4,281.8	$50.6	$6,055.7
Additions	26.9	177.0	293.8	64.5	562.2
Net change in additions financed with accounts payable	—	(2.8)	(5.0)	3.0	(4.8)
Reclassification	0.3	20.8	51.0	(72.1)	—
Reclassification to assets held for sale	—	(3.6)	—	—	(3.6)
Retirement, disposals and other[1]	—	(10.4)	(66.7)	—	(77.1)

Balance as of December 31, 2013	503.9	1,427.6	4,554.9	46.0	6,532.4
Additions	34.8	170.3	289.1	151.3	645.5
Net change in additions financed with accounts payable	—	1.7	(1.2)	(0.3)	0.2
Reclassification	0.5	34.3	119.1	(153.9)	—
Business acquisitions and disposals	54.6	24.5	—	—	79.1
Reclassification to assets held for sale	(118.0)	(191.8)	—	(1.9)	(311.7)
Retirement, disposals and other[1]	(11.8)	(68.9)	(80.8)	(3.5)	(165.0)

Balance as of December 31, 2014	$464.0	$1,397.7	$4,881.1	$37.7	$6,780.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunications networks	Projects under development	Total

Accumulated depreciation and impairment losses

Balance as of December 31, 2012	$167.4	$518.1	$2,017.0	$—	$2,702.5
Depreciation	15.9	163.8	322.3	—	502.0
Reclassification to assets held for sale	—	(1.9)	—	—	(1.9)
Retirement, disposals and other[1]	5.6	7.5	(65.7)	—	(52.6)

Balance as of December 31, 2013	188.9	687.5	2,273.6	—	3,150.0
Depreciation	16.8	188.8	333.2	—	538.8
Business disposals	(3.3)	(9.0)	—	—	(12.3)
Reclassification to assets held for sale	(32.9)	(107.4)	—	—	(140.3)
Retirement, disposals and other[1]	(7.2)	(51.5)	(79.9)	—	(138.6)

As of December 31, 2014	$162.3	$708.4	$2,526.9	$—	$3,397.6

Net carrying amount

As of December 31, 2013	$315.0	$740.1	$2,281.3	$46.0	$3,382.4
As of December 31, 2014	$301.7	$689.3	$2,354.2	$37.7	$3,382.9

[1]	Includes also the net change in assets related to discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS

For the years ended December 31, 2014 and 2013, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licenses[1,2]	Software	Customer relationships and other	Broadcasting licenses	Mastheads	Projects under development	Total

Cost

Balance as of December 31, 2012	$554.6	$543.0	$224.9	$103.0	$110.8	$27.3	$1,563.6
Additions	15.9	37.2	4.0	—	—	20.7	77.8
Net change in additions financed with accounts payable	—	2.4	—	—	—	0.2	2.6
Reclassification	—	32.4	—	—	—	(32.4)	—
Reclassification to assets held for sale	—	—	(16.4)	—	(7.0)	—	(23.4)
Retirement, disposals and other[3]	—	(32.2)	(3.6)	—	(0.5)	—	(36.3)

Balance as of December 31, 2013	570.5	582.8	208.9	103.0	103.3	15.8	1,584.3
Additions	217.4	66.7	4.0	—	—	29.2	317.3
Net change in additions financed with accounts payable	—	(0.8)	—	—	—	(1.8)	(2.6)
Reclassification	—	34.0	—	—	—	(34.0)	—
Business acquisitions and disposals	—	(3.3)	3.5	—	—	—	0.2
Reclassification to assets held for sale	—	(37.2)	(110.9)	—	(103.3)	(1.9)	(253.3)
Retirement, disposals and other[3]	—	(17.9)	(3.0)	—	—	0.1	(20.8)

Balance as of December 31, 2014	$787.9	$624.3	$102.5	$103.0	$—	$7.4	$1,625.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS (continued)

	Spectrum licenses	Software	Customer relationships and other	Broadcasting licenses	Mastheads	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2012	$122.5	$276.2	$142.6	$0.8	$64.8	$—	$606.9
Amortization	55.6	53.3	17.2	—	—	—	126.1
Impairment (note 7)	—	—	28.1	—	27.9	—	56.0
Reclassification to assets held for sale	—	—	(5.8)	—	—	—	(5.8)
Retirement, disposals and other[3]	—	(18.7)	(5.0)	—	—	—	(23.7)

Balance as of December 31, 2013	178.1	310.8	177.1	0.8	92.7	—	759.5
Amortization	55.7	64.1	5.6	—	—	—	125.4
Impairment (note 7)	—	—	—	41.7	—	—	41.7
Business disposals	—	(3.8)	(4.4)	—	—	—	(8.2)
Reclassification to assets held for sale	—	(28.0)	(106.5)	—	(92.7)	—	(227.2)
Retirement, disposals and other[3]	—	(10.3)	(1.6)	—	—	—	(11.9)

Balance as of December 31, 2014	$233.8	$332.8	$70.2	$42.5	$—	$—	$679.3

Net carrying amount

As of December 31, 2013	$392.4	$272.0	$31.8	$102.2	$10.6	$15.8	$824.8
As of December 31, 2014	$554.1	$291.5	$32.3	$60.5	$—	$7.4	$945.8

[1]

Videotron has the option, effective as of January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region to Rogers Communications Partnership for a price of $180.0 million. The spectrum licence was purchased at a cost of $96.4 million in 2008.

[2]

In 2014, Videotron acquired seven 700 MHz spectrum licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013 and paid the balance in 2014.

[3]	Includes also the net change in assets related to discontinued operations.

The cost of internally generated intangible assets, mainly composed of software, was $415.8 million as of December 31, 2014 ($364.1 million as of December 31, 2013). For the year ended December 31, 2014, the Corporation recorded additions of internally generated intangible assets of $62.0 million ($45.2 million in 2013 and $52.9 million in 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS (continued)

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $209.8 million as of December 31, 2014 ($174.1 million as of December 31, 2013). For the year ended December 31, 2014, the Corporation recorded $44.8 million of amortization for its internally generated intangible assets ($42.1 million in 2013 and $41.2 million in 2012). The net carrying value of internally generated intangible assets was $206.0 million as of December 31, 2014 ($190.0 million as of December 31, 2013).

Broadcasting licenses are allocated to the Broadcasting CGU and mastheads are allocated to the Newspaper CGU, both part of the Media Segment.

16.	GOODWILL

For the years ended December 31, 2014 and 2013, changes in the net carrying amount of goodwill are as follows:

Cost

Balance as of December 31, 2012	$6,993.2
Business acquisitions	5.7
Business disposals	(19.5)
Reclassification to assets held for sale	(118.6)
Other	2.1

Balance as of December 31, 2013	6,862.9
Business acquisitions	18.0
Business disposals	(93.9)
Reclassification to assets held for sale	(1,203.0)
Other	0.3

Balance as of December 31, 2014	$5,584.3

Accumulated amortization and impairment losses

Balance as of December 31, 2012	$3,621.6
Impairment loss (note 7)	249.8
Reclassification to assets held for sale	(70.0)

Balance as of December 31, 2013	3,801.4
Impairment loss (note 7)	199.3
Business disposals	(58.0)
Reclassification to assets held for sale	(1,073.0)

Balance as of December 31, 2014	$2,869.7

Net carrying amount

As of December 31, 2013	$3,061.5
As of December 31, 2014	$2,714.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL (continued)

The net carrying amount of goodwill as of December 31, 2014 and 2013 is allocated to the following significant groups of CGUs:

		2014	2013
Industry segment	Group of CGUs

Telecommunications	Telecommunications	$2,570.3	$2,570.3
Media	Newspapers	85.0	405.0
	Magazines	35.8	35.8
	Specialty film and television services	12.3	—
	Broadcasting	—	9.3
	Book publishing and distribution	4.4	4.4
Sports and Entertainment	Sports and Entertainment	6.8	1.0
Disposed business[1]		—	35.7

Total		$2,714.6	$3,061.5

[1]	The goodwill in 2013 related to the Nurun subsidiary sold in September 2014 (note 8).

Recoverable amounts

Recoverable amounts of CGUs were determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenues generated by a CGU or for each nature of expenses as well as for future capital expenditures. As such, assumptions will consider, among many other factors, subscribers, readership and viewer statistics, advertising market trends, competitive landscape, evolution of products and services offerings, wireless penetration growth, proliferation of media platforms, technology evolution, broadcasting programming strategy, bargaining agreements, Canadian GDP rates and operating cost structures.

A perpetual growth rate is used for cash flows beyond the strategic plan three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. In certain circumstances, the Corporation can also estimate the fair value less cost of disposal with a market approach that consists of estimating the recoverable amount by using multiples of operating performance of comparable entities, transactions metrics and other financial information available, instead of using primarily the discounted cash flow method.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL (continued)

Recoverable amounts (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed on the Corporation’s significant group of CGUs:

	2014		2013
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications:
Telecommunications[1]	8.9%	2.5%	9.0%	3.0%
Media
Newspapers[2]	11.4	0.0	12.7	0.0
Magazines[1]	15.9	1.0	16.4	1.0
Broadcasting[2]	11.1	1.0	11.3	1.0
Book publishing and distribution[1]	15.8	1.0	15.4	0.5

[1]	The recoverable amounts of these CGUs were based on value in use in 2014.
[2]

The recoverable amounts of these CGUs were based on fair value less costs of disposal in 2014 using a discounted cash flow method, except for the English newspapers activities, for which the fair value less costs of disposal was based on the metrics of an announced transaction (note 8). These fair values are classified as level 3 in the fair value hierarchy described in note 27(b).

Sensitivity of recoverable amounts

The following table presents, for each principal group of CGUs, the change in the discount rate or in the perpetual growth rate used for the tests performed that would have been required in order for the recoverable amount to equal the carrying value of the CGU as of the most recent impairment tests in 2014:

Group of CGUs[1]	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate

Telecommunications	4.8%	5.2%
Media
Magazines	4.0	5.7
Book publishing and distribution	8.4	12.7

[1]	No sensitivity tests were performed for CGUs on which impairment charges were recorded in the latest impairment tests.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

17.	OTHER ASSETS

	Note	2014	2013

Programs, broadcast and distribution rights		$32.0	$32.0
Deferred connection costs		24.3	31.6
Defined benefit plans	29	3.3	11.4
Other		19.3	26.7

		$78.9	$101.7

18.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2014	2013
Trade and accruals	$465.9	$496.5
Salaries and employee benefits	125.3	146.9
Interest payable	37.4	37.6
Stock-based compensation	14.6	12.2

	$643.2	$693.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

19.	PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies, legal disputes and other	Total

Balance as of December 31, 2013	$25.5	$17.5	$43.0
Recognized in income as continuing operations	10.5	37.4	47.9
Recognized in income as discontinued operations	7.7	—	7.7
Payments	(34.8)	(1.9)	(36.7)
Reclassification to liabilities held for sale	(3.4)	—	(3.4)
Other	(0.2)	3.1	2.9

Balance as of December 31, 2014	$5.3	$56.1	$61.4

Current portion	$5.3	$51.4	$56.7
Non-current portion	—	4.7	4.7

The recognition of provisions, in terms of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events that can be subject to change over time. Provisions are primarily comprised of the following:

Restructuring of operations

Provisions for restructuring activities primarily cover severance payments related to initiatives to eliminate positions in the Media segment.

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

Other

Other provisions are principally related to contingent liability on business acquisition and decommissioning obligation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2014	2014	2013

Quebecor Media
Bank credit facilities (i)	3.25%	$400.0	$371.9
Other credit facility (ii)	1.72%	10.6	21.2
Senior Notes (iii) (note 9)	(iii )	1,813.0	2,133.1

		2,223.6	2,526.2
Videotron (iv)
Bank credit facilities (v)	2.78%	37.5	48.2
Senior Notes (iii) (note 9)	(iii )	2,913.5	2,390.3

		2,951.0	2,438.5
TVA Group (iv)
Bank credit facilities (vi)	3.54%	74.8	75.0
Other		0.6	0.5

Total long-term debt		5,250.0	5,040.2

Change in fair value related to hedged interest rate risk		8.2	—
Adjustments related to embedded derivatives		(5.2)	(8.9)
Financing fees, net of amortization		(51.2)	(55.3)

		(48.2)	(64.2)

		5,201.8	4,976.0
Less current portion		(229.1)	(100.2)

		$4,972.7	$4,875.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of (a) a US$350.0 million secured term loan “B” facility issued in August 2013, bearing interest at U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50% and (b) a $300.0 million secured revolving credit facility, bearing interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio, and maturing in January 2017. The term loan “B” facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. These credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. They are secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2014, the credit facilities of the Corporation were secured by assets with a carrying value of $4,707.1 million ($4,668.4 million in 2013). As of December 31, 2014 and 2013, no amount was drawn on the revolving credit facility, while the balance of the term loan “B” was $400.0 million ($371.9 million in 2013).

(ii)	The long-term credit facility for the CAN dollar equivalent of €59.4 million, bears interest at Bankers’ acceptance rate, plus a premium, and matures in July 2015. The facility is secured by all the property and assets of the Corporation, now owned and hereafter acquired. This facility mostly contains the same covenants as the revolving credit facility described in (i).

(iii)	The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends or make other distributions. Some notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the notes and at a decreasing premium thereafter, while the remaining notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2014:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
$ 325.0	7.375%	7.375%	January 15, 2021	June and December 15
US$ 850.0[1]	5.750%	5.750%	January 15, 2023	June and December 15
$ 500.0[1]	6.625%	6.625%	January 15, 2023	June and December 15

Videotron
US$ 175.0	6.375%	6.444%	December 15, 2015	June and December 15
US$ 75.0	9.125%	9.375%	April 15, 2018	June and December 15
$ 300.0	7.125%	7.125%	January 15, 2020	June and December 15
$ 300.0	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800.0[2]	5.000%	5.000%	July 15, 2022	January and July 15
US$ 600.0[3]	5.375%	5.375%	June 15, 2024	June and December 15
$ 400.0[4]	5.625%	5.625%	June 15, 2025	April and October 15

[1]	The notes were issued in October 2012 for net proceeds of $1,314.5 million, net of financing fees of $16.5 million.
[2]	The notes were issued in March 2012 for net proceeds of $787.6 million, net of financing fees of $11.9 million.
[3]	The notes were issued in April 2014 for net proceeds of $654.5 million, net of financing fees of $7.8 million.
[4]	The notes were issued in June 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT (continued)

(iv)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(v)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2018 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2014, the bank credit facilities were secured by assets with a carrying value of $6,238.3 million ($7,013.7 million in 2013). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. As of December 31, 2014 and 2013, no amount was drawn on the revolving credit facility. As of December 31, 2014, $37.5 million ($48.2 million in 2013) was outstanding on the export financing facility.

(vi)	The bank credit facilities of TVA Group are comprised of a secured revolving credit facility in the amount of $150.0 million, maturing in February 2019, and a secured term loan in the amount of $75.0 million, maturing in November 2019. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate plus a premium determined by a leverage ratio. The term loan bears interest at floating rates based on Bankers’ acceptance rate or Canadian prime rate plus a premium determined by a leverage ratio. The term loan provides for quarterly amortization payments commencing on December 20, 2015. The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends and make other distributions. They are secured by liens on all of its movable assets and an immovable hypothec on its head office building. The term loan has replaced the previous term loan at its maturity on December 11, 2014. As of December 31, 2014 and 2013, no amount was drawn on the revolving credit facility, and as of December 31, 2014, $74.8 million was outstanding on the term loan ($75.0 million in 2013).

On December 31, 2014, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2015	$229.1
2016	18.6
2017	20.9
2018	105.5
2019	56.9
2020 and thereafter	4,819.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

21.	OTHER LIABILITIES

	Note	2014	2013

Defined benefit plans	29	$124.3	$101.2
Deferred revenue		25.7	33.8
Stock-based compensation[1]	23	6.9	8.7
Other		16.7	12.1

		$173.6	$155.8

[1]	The current portion of $14.6 million of stock-based compensation is included in accounts payable and accrued charges ($12.2 million in 2013) (note 18).

22.	CAPITAL STOCK

(a)	Authorized capital stock

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

22.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2012, 2013 and 2014	103,251,500	$4,116.1

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

All Cumulative First Preferred Shares are owned by subsidiaries of the Corporation and are eliminated on consolidation. As of December 31, 2014, 430,000 Preferred G Shares were issued and outstanding for an amount of $430.0 million (1,630,000 Preferred G Shares for an amount of $1,630.0 million in 2013 and 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

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

The following table gives details on changes to outstanding options for the years ended December 31, 2014 and 2013:

	2014		2013
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,070,443	$21.22	247,484	$17.86
Granted	530,000	26.26	822,959	22.23
Exercised	(149,456)	17.68	—	—
Cancelled	(770,987)	21.71	—	—

Balance at end of year	680,000	$25.37	1,070,443	$21.22

Vested options at end of year	—	$—	149,456	$17.68

During the year ended December 31, 2014, 149,456 stock options of Quebecor were exercised for a cash consideration of $1.4 million (none in 2013).

The following table gives summary information on outstanding options as of December 31, 2014:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$22.23 to 30.24	680,000	9.18	$25.37	—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(ii)	Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan for the years ended December 31, 2014 and 2013:

	2014		2013
	Units	Weighted average exercise price	Units	Weighted average exercise price

Balance at beginning of year	1,131,758	$19.92	878,573	$15.99
Granted	694,224	26.47	590,409	22.08
Exercised	(240,074)	18.76	(337,224)	13.46
Cancelled	(1,184,149)	21.86	—	—

Balance at end of year	401,759	$26.22	1,131,758	$19.92

During the year ended December 31, 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units ($1.9 million for 337,224 units in 2013).

(b)	Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of the Corporation have been set aside for officers, senior employees, directors, and other key employees of the Corporation and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Human Resources and Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2014 and 2013:

	2014		2013
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,647,309	$52.67	1,349,007	$45.02
Granted	271,000	63.96	921,711	57.60
Exercised	(218,750)	46.28	(554,309)	42.43
Cancelled	(67,600)	58.85	(69,100)	51.03

Balance at end of year	1,631,959	$55.15	1,647,309	$52.67

Vested options at end of year	263,823	$46.74	186,298	$45.12

During the year ended December 31, 2014, 218,750 of the Corporation’s stock options were exercised for a cash consideration of $3.6 million (554,309 stock options for $8.8 million in 2013).

The following table gives summary information on outstanding options as of December 31, 2014:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$30.47 to 44.45	71,663	3.28	$40.03	71,663	$40.03
$45.82 to 64.89	1,560,296	7.85	55.84	192,160	49.24

$30.47 to 64.89	1,631,959	7.65	$55.15	263,823	$46.74

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan

Under this stock option plan, 2,200,000 Class B Shares, non-voting, participating, without par value of TVA Group (“Class B Non-Voting Shares of TVA Group”) have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of Class B Shares on the Toronto Stock Exchange the day before the option is granted. Options granted prior to January 2006 usually vest equally over a four-year period, with the first 25% vesting on the second anniversary date of the date of grant. Beginning January 2006, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the Class B Non-Voting Shares of TVA Group and the exercise price of the option or, subject to certain conditions, exercise their options to purchase Class B Non-Voting Shares of TVA Group at the exercise price. The market value is defined as the average closing market price of the Class B Non-Voting Shares of TVA Group for the last five trading days preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2014 and 2013:

	2014		2013
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	691,076	$16.54	819,421	$16.34
Granted	30,000	8.90	—	—
Cancelled	(69,208)	15.32	(128,345)	15.29
Expired	(126,500)	20.75	—	—

Balance at end of year	525,368	$15.25	691,076	$16.54

Vested options at end of year	495,368	$15.63	691,076	$16.54

The following table gives summary information on outstanding options as of December 31, 2014:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$8.90	30,000	9.58	$8.90	—	$—
$14.50 to 21.38	495,368	2.15	15.63	495,368	15.63

$8.90 to 21.38	525,368	2.57	$15.25	495,368	$15.63

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2014 and 2013:

December 31, 2014	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.69%	1.38%	1.07%
Dividend yield	0.31%	1.37%	—%
Expected volatility	26.85%	18.99%	32.61%
Expected remaining life	6.0 years	3.58 years	1.21 year

December 31, 2013	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	2.02%	1.75%	1.05%
Dividend yield	0.38%	1.55%	—%
Expected volatility	28.34%	23.26%	32.56%
Expected remaining life	4.9 years	4.0 years	1.0 year

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

As of December 31, 2014, the liability for all vested options was $6.3 million as calculated using the intrinsic value ($4.7 million as of December 31, 2013).

(f)	Consolidated compensation charge

For the year ended December 31, 2014, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $8.0 million ($13.9 million in 2013 and $8.7 million in 2012), of which a charge of $0.9 million ($0.5 million in 2013 and net reversal of the consolidated charge $0.1 million in 2012) is presented as part of discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

24.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2011	$(1.3)	$16.6	$(90.1)	$(74.8)
Other comprehensive (loss) income	(1.4)	21.2	(12.1)	7.7

Balance as of December 31, 2012	(2.7)	37.8	(102.2)	(67.1)
Other comprehensive (loss) income	4.4	(59.7)	91.6	36.3

Balance as of December 31, 2013	1.7	(21.9)	(10.6)	(30.8)
Other comprehensive income (loss)	(1.7)	(17.5)	(34.6)	(53.8)

Balance as of December 31, 2014	$—	$(39.4)	$(45.2)	$(84.6)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/2-year period.

25.	COMMITMENTS

Leases and other commitments

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, broadcasting rights, and to pay royalties. Rent payments include an amount of $65.6 million for future payments to the parent company. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Continuing operations		Discontinued operations
	Leases	Other commitments	Leases	Other commitments
2015	$53.9	$274.9	$5.7	$1.4
2016 to 2019	139.2	561.2	11.5	2.1
2020 and thereafter	135.5	629.3	1.2	—

The Corporation and its subsidiaries’ operating lease expenses amounted to $73.6 million in 2014 ($76.9 million in 2013 and $76.8 million in 2012), of which $7.2 million ($9.9 million in 2013 and $8.8 million in 2012) is presented as part of discontinued operations.

Business acquisition

In November 2014, the Media segment, through TVA Group, reached an agreement to acquire 15 magazine titles in Canada for a cash consideration of $55.5 million, subject to authorization by the Competition Bureau, which was received on March 2, 2015.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

26.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2018. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2014, the maximum exposure with respect to these guarantees was $14.5 million and no liability has been recorded in the consolidated balance sheet.

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

Other

One of the subsidiary of the Corporation as a franchiser has provided guarantees should franchisees, in their retail activities, default certain purchase agreements. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these guarantees.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought

Quebecor Media
2016[1]	1.0154	US$	320.0		$324.9

Videotron
Less than 1 year	1.1198		$106.3	US$	94.9
2017[2]	1.1204	US$	260.0		$291.3

(ii)	Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate

TVA Group
December 2017	$44.0	Pay fixed/ Receive floating	2.03%	Bankers’ acceptances 1 month

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(iii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023[1]	2007 to 2016	US$	320.0	7.69%	0.9977
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	345.6	Bankers’ acceptances 3 months + 2.77%	1.0346

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 7.75% Senior Notes due in 2016 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 and issued on October 11, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the March 15, 2016 notional exchange.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(iii)	Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Videotron
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	75.0	9.64%	1.0215
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[2]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

[2]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due 2024 and issued on April 9, 2014. In conjunction with the repurposing of these swaps, Videotron has entered into US$260.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the December 15, 2017 notional exchange.

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

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using level 1 and level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The fair value of cash equivalents and bank indebtedness classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (level 3 inputs) to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using level 2 market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2014 and 2013 are as follows:

	2014		2013
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt1 2	$(5,250.0)	$(5,368.1)	$(5,040.2)	$(5,099.6)

Derivative financial instruments[3]
Early settlement options	8.2	8.2	14.5	14.5
Foreign exchange forward contracts[4]	4.2	4.2	1.8	1.8
Interest rate swaps	(0.5)	(0.5)	—	—
Cross-currency interest rate swaps[4]	294.4	294.4	(53.2)	(53.2)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $298.6 million as of December 31, 2014 (an asset position of $18.6 million as of December 31, 2013).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2014, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2014, 8.5% of trade receivables were 90 days past their billing date (9.8% as of December 31, 2013) of which 57.3% had an allowance for doubtful accounts (46.5% as of December 31, 2013).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2014 and 2013:

	2014	2013

Balance as of beginning of year	$28.4	$29.6
Charged to income	32.1	41.3
Utilization	(34.5)	(42.5)
Reclassification to assets held for sale	(4.2)	—

Balance as of end of year	$21.8	$28.4

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

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.3 years as of December 31, 2014 (7.0 years as of December 31, 2013).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2014, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$4.5	$4.5	$—	$—	$—
Accounts payable and accrued charges	643.2	643.2	—	—	—
Long-term debt[1]	5,250.0	229.1	39.5	162.4	4,819.0
Interest payments[2]	2,179.5	264.4	578.6	561.4	775.1
Derivative instruments[3]	(308.9)	4.7	51.0	(8.2)	(356.4)

Total	$7,768.3	$1,145.9	$669.1	$715.6	$5,237.7

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2014.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2014, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2014:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S.-dollar-denominated accounts payable	$(1.0)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	2.7	49.5

Decrease of $0.10
U.S.-dollar-denominated accounts payable	1.0	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(2.7)	(49.5)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2014, after taking into account the hedging instruments, long-term debt was comprised of 83.2% fixed-rate debt (82.6% in 2013) and 16.8% floating-rate debt (17.4% in 2013).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2014 is $8.2 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2014, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$0.8	$(22.2)
Decrease of 100 basis points	(0.8)	22.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2014 and 2013 is as follows:

	2014	2013

Bank indebtedness	$4.5	$—

Long-term debt	5,201.8	4,976.0
Derivative financial instruments	(298.1)	51.4
Cash and cash equivalents	(395.3)	(476.6)

Net liabilities	4,512.9	4,550.8
Equity	$1,885.3	$1,956.8

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

Key management personnel compensation

Key management personnel comprise members of the Board of Directors and key senior management of the Corporation and its main subsidiaries. Their compensation is as follows:

	2014	2013	2012

Salaries and short-term benefits	$10.4	$9.2	$7.7
Share-based compensation	1.2	10.6	5.3
Other long-term benefits	7.0	2.5	2.7

	$18.6	$22.3	$15.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

28.	RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the year ended December 31, 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $11.7 million ($12.1 million in 2013 and $14.4 million in 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.3 million ($3.5 million in 2013 and $3.8 million in 2012). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2014, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($1.8 million in 2013 and $1.7 million in 2012), and incurred management fees of $2.0 million ($2.0 million in 2013 and $1.1 million in 2012) with the shareholders.

Tax transactions

In 2014, the parent corporation transferred $12.5 million of non-capital losses ($29.0 million in 2013 and $43.4 million in 2012) to the Corporation and its subsidiaries in exchange for a total cash consideration of $3.1 million ($6.9 million in 2013 and $10.2 million in 2012). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2014 ($0.9 million in 2013 and $1.5 million in 2012).

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, various final-pay plans with indexation features from zero to 2%, and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The pension plans of the Corporation are registered with a Québec or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future payment of amortization payments when the degree of solvability of the pension plans is less than 100% as defined by the relevant Québec and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with provisions of plans.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, independent members of the Corporation’s management, or the Corporation in accordance with the provisions of the plans. Under the Corporation’s rules of governance, the approbation and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of securities transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2014 and 2013:

	Pension benefits		Postretirement benefits
	2014	2013	2014	2013

Change in benefit obligations
Benefit obligations at beginning of year	$979.6	$1,006.5	$54.3	$60.6
Service costs	31.4	38.6	1.1	1.3
Interest costs	50.3	49.3	2.6	2.5
Plan participants’ contributions	14.6	15.0	—	—
Actuarial loss (gain) arising from:
Demographic assumptions	12.1	25.9	0.4	2.1
Financial assumptions	136.1	(89.4)	4.8	(5.5)
Participant experience	(2.4)	(13.0)	3.5	(2.5)
Benefits and settlements paid	(53.5)	(54.4)	(1.5)	(1.4)
Plan amendments and other	1.1	1.1	—	(2.8)

Benefit obligations at end of year	$1,169.3	$979.6	$65.2	$54.3

Change in plan assets
Fair value of plan assets at beginning of year	$976.7	$815.6	$—	$—
Actual return on plan assets	118.7	129.5	—	—
Employer contributions	59.1	71.0	1.5	1.4
Plan participants’ contributions	14.6	15.0	—	—
Benefits and settlements paid	(53.5)	(54.4)	(1.5)	(1.4)

Fair value of plan assets at end of year	$1,115.6	$976.7	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2014, the weighted average duration of defined benefit obligation was 16.7 years (15.7 years in 2013). The Corporation expects future benefit payments of $53.8 million in 2015.

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

Plan assets are comprised of:

	2014	2013
Equity securities:
Canadian	22.4%	24.0%
Foreign	32.3	34.3
Debt securities	41.8	38.6
Other	3.5	3.1

	100.0%	100.0%

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

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2014	2013	2014	2013

Benefit obligations	$(1,169.3)	$(979.6)	$(65.2)	$(54.3)
Fair value of plan assets	1,115.6	976.7	—	—

Plan deficit	(53.7)	(2.9)	(65.2)	(54.3)
Asset limit and minimum funding adjustment	(4.4)	(32.6)	—	—

Net amount recognized[1]	$(58.1)	$(35.5)	$(65.2)	$(54.3)

[1]

The net amount recognized for 2014 consists of a liability of $124.3 million ($101.2 million in 2013) included in other liabilities (note 21), an asset of $3.3 million ($11.4 million in 2013) included in other assets (note 17), and a liability of $2.3 million included with liabilities held for sale.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2014	2013	2012	2014	2013	2012

Actuarial (loss) gain on benefit obligations	$(145.8)	$76.5	$(50.7)	$(8.7)	$5.9	$(3.4)
Actual return on plan assets, less interest income anticipated as part of the interest on net defined benefit liability	71.7	91.8	36.1	—	—	—
Asset limit and minimum funding adjustment	29.8	(32.6)	—	—	—	—

Re-measurements recorded in other comprehensive income	$(44.3)	$135.7	$(14.6)	$(8.7)	$5.9	$(3.4)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2014	2013	2012	2014	2013	2012

Employee costs:
Service costs	$31.4	$38.6	$35.1	$1.1	$1.3	$1.2
Curtailment loss (gain) and other	3.7	2.5	3.7	—	(2.9)	(0.2)
Interest on net defined benefit liability	2.1	9.8	9.7	2.5	2.5	2.6

Net benefit costs [1]	$37.2	$50.9	$48.5	$3.6	$0.9	$3.6

[1]	Net benefit costs of $5.1 million in 2014 were presented as part of discontinued operations ($7.7 million in 2013 and $8.0 million in 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $15.3 million in 2014 ($15.1 million in 2013 and $14.1 million in 2012), of which $1.5 million ($1.5 million in 2013 and 2012) is presented as part of discontinued operations.

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $48.3 million in 2015 based on the most recent financial actuarial reports filed and the expected transaction described in note 8 (contributions of $60.6 million were paid in 2014).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2014, 2013 and 2012 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2014	2013	2012	2014	2013	2012

Benefit obligations
Rates as of year-end:
Discount rate	4.10%	4.90%	4.40%	4.10%	4.90%	4.40%
Rate of compensation increase	3.00	3.00	3.25	3.00	3.00	3.25

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.90%	4.40%	4.75%	4.90%	4.40%	4.75%
Rate of compensation increase	3.00	3.25	3.25	3.00	3.25	3.25

The assumed average retirement age of participants used was of 62 years in 2014, 2013 and 2012.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.5% at the end of 2014. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 6.0% and to remain at that level thereafter.

Sensitivity analysis

A decrease of 10 basis points in the discount rate would have had the following impacts, before income tax, for the year ended December 31, 2014:

	Pension benefits			Postretirement benefits
Increase (decrease)	Obligation in balance sheet	Income	Other comprehensive income	Obligation in balance sheet	Income	Other comprehensive income

Discount rate	$19.5	$(1.5)	$(19.5)	$1.3	$—	$(1.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

There are limitations to the above sensitivity analysis since it only considers the impacts of a decrease of 10 basis points in the discount rate assumption (at the beginning of the year having an impact on income and at the end of the year having an impact on comprehensive income) without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to these assumptions would not have a significant impact on the consolidated financial statements.

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

Non-consolidated condensed statements of income and comprehensive income

	2014	2013	2012

Revenues:
Dividends	$445.0	$411.9	$821.0
Interest	0.7	0.4	1.1
Management fees	57.2	59.4	58.5
Other	52.1	52.1	43.6

	555.0	523.8	924.2
General and administrative expenses	117.8	117.0	102.2
Depreciation and amortization	1.1	0.9	6.4
Financial expenses	145.1	171.0	144.7
(Gain) loss on debt refinancing	(2.7)	—	14.1
(Gain) loss on valuation and translation of financial instruments	(0.4)	80.7	(61.0)
Gain on disposal of subsidiaries	(18.0)	—	—
Other	5.7	1.4	—

Income before income taxes	306.4	152.8	717.8
Income taxes	10.9	(2.4)	16.6

Net income	295.5	155.2	701.2
Other comprehensive loss	(17.8)	(24.6)	(2.7)

Comprehensive income	$277.7	$130.6	$698.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2014	2013	2012

Cash flows related to operations
Net income	$295.5	$155.2	$701.2
Depreciation of plant, property and equipment	1.1	0.9	6.4
(Gain) loss on valuation and translation of financial instruments	(0.4)	80.7	(61.0)
Amortization of financing costs and long-term debt discount	3.8	6.4	8.3
(Gain) loss on debt refinancing	(2.7)	—	14.1
Deferred income taxes	8.4	(4.2)	16.6
Gain on disposal of subsidiaries	(18.0)	—	—
Other	—	1.0	5.9

Net change in non-cash balances related to operations	(41.3)	7.0	(42.2)

Cash flows provided by operations	246.4	247.0	649.3

Cash flows related to investing activities
Net change in investments in subsidiaries	(20.5)	(109.7)	(30.0)
Proceeds from disposal of subsidiaries	211.7	64.7	—
Acquisition of tax deductions from the parent corporation	(3.1)	(6.9)	(10.2)
Other	(13.5)	(8.8)	(3.5)

Cash flows provided by (used in) investing activities	174.6	(60.7)	(43.7)

Cash flows related to financing activities
Repayment of long-term debt	(433.7)	(294.2)	(760.1)
Settlement of hedging contracts	53.8	(49.1)	(40.0)
Issuance of long-term debt, net of financing fees	—	358.6	1,313.3
Repurchase of Common Shares	—	—	(1,000.1)
Repurchase of redeemable preferred shares issued to subsidiaries	(1,200.0)	—	—
Dividends	(100.0)	(100.0)	(100.0)
Net change in subordinated loans from subsidiaries	20.0	190.0	735.0
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	1,076.0	(194.1)	(733.8)
Net change in advances to or from subsidiaries	82.3	—	10.6

Cash flows used in financing activities	(501.6)	(88.8)	(575.1)

Net change in cash and cash equivalents	(80.6)	97.5	30.5
Cash and cash equivalents at beginning of year	141.7	44.2	13.7

Cash and cash equivalents at end of year	$61.1	$141.7	$44.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2014	2013

Assets
Current assets	$265.2	$203.2
Investments in subsidiaries at cost	4,225.8	4,320.5
Advances to subsidiaries	91.1	269.4
Convertible obligations, subordinated loans and notes receivable – subsidiaries	1,631.3	2,807.3
Other assets	216.1	144.7

	$6,429.5	$7,745.1

Liabilities and equity
Current liabilities	$154.0	$75.6
Long-term debt	2,188.7	2,487.5
Advances from subsidiaries	175.7	271.7
Other liabilities	33.6	30.5
Subordinated loan from subsidiaries	1,190.0	1,170.0
Redeemable preferred shares issued to subsidiaries	430.0	1,630.0
Equity attributable to shareholders	2,257.5	2,079.8

	$6,429.5	$7,745.1

31.	SUBSEQUENT EVENTS

In January 2015, Videotron entered into new unsecured on demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate to the 2500 MHz and AWS-3 spectrum auctions. Under Industry Canada’s published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which can be withdrawn by Videotron at any time prior to the auction commencement. On March 6, 2015, Quebecor Media and its subsidiary Videotron announced that it had acquired four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum at a total price of $31.8 million. The process will resume on April 14, 2015 with the auction for spectrum in the 2500 MHz band.

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell, to pay compensation totalling $137.0 million for having deliberately neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005. The judgement stated that Bell ExpressVu knew and must have foreseen that this practice would cause serious harm to its competitors, including Videotron, its main rival in Québec.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

31.	SUBSEQUENT EVENTS (continued)

On March 11, 2015, Videotron issued a notice of redemption for all of its outstanding 6.375% Senior Notes due December 15, 2015 in aggregate principal amount of US$175.0 million at a redemption price of 100.000% of their principal amount. The redemption date is April 10, 2015.

On March 18, 2015, TVA Group announced the completion of its rights offering, whereby TVA Group will receive aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. The closing of the rights offering will be on March 20, 2015. Under the rights offering, Quebecor Media will subscribe to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and its aggregate equity interest in TVA Group will increase from 51.5% to 68.4%.