Form 20-F
period 2015-12-31
QUEBECOR MEDIA INC
filed 2016-03-18
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

95,983,176 Common Shares

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

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing (2015) Inc.; all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc.; all references to “MediaQMI” are references to our wholly-owned subsidiary MediaQMI Inc.; all references to “CEC Publishing” are references to our wholly-owned subsidiary CEC Publishing Inc.; all references to “Sogides Group” are references to our wholly-owned subsidiary Sogides Group Inc.; and all references to “Select Music” are references to our wholly-owned subsidiary Select Music Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc., all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc. and all references to “CDPQ” are references to Caisse de dépôt et de placement du Québec.

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

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, Numeris, Newspapers Canada, the Audit Bureau of Circulations, Vividata and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2016. Industry and company data is approximate and may reflect rounding in certain cases.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the 2015 Vividata study (the “Vividata Study”), the most recent available survey for autumn 2015, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine.

Information contained in this annual report concerning the telecommunication and media industries, our general expectations concerning these industries and our market positions and market shares may also be based on estimates and assumptions made by us based on our knowledge of these industries and which we believe to be reliable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Measures

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS. We use these non-IFRS financial measures, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicator”. We also provide a definition of adjusted operating income, and a reconciliation of adjusted operating income to the most directly comparable financial measure under IFRS in footnote 3 to the tables under “Item 3. Key Information – A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2015.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 17, 2016, the noon rate was CAN$1.00 equals US$0.7702. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2015	0.7820	0.8527	0.7148	0.7225
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833

Month Ended:	Average(2)	High	Low	Period End

March 2016 (through March 17, 2016)	0.7509	0.7702	0.7425	0.7702
February 29, 2016	0.7248	0.7395	0.7123	0.7395
January 31, 2016	0.7031	0.7159	0.6854	0.7102
December 31, 2015	0.7297	0.7485	0.7148	0.7225
November 30, 2015	0.7530	0.7637	0.7485	0.7500
October 31, 2015	0.7650	0.7750	0.7552	0.7644
September 30, 2015	0.7538	0.7606	0.7455	0.7466

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile services;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers, broadcasting and other media advertisers;

•	the intensity of competitive activity in the industries in which we operate;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony and over-the-top (“OTT”) video services, and our ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our ability to successfully develop our Sports and Entertainment segment and other expanding lines of business in our other segments;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A - Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2015, 2014, 2013, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2015. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011, are not included in this annual report. Our consolidated financial statements as at December 31, 2015, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is included in this annual report.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year Ended December 31,
	2015	2014	2013	2012	2011
		(1)(2)	(1)(2)	(1)(2)	(1)(2)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$3,007.0	$2,837.3	$2,726.0	$2,617.0	$2,410.6
Media	964.5	851.7	886.2	911.9	931.7
Sports and Entertainment	23.2	7.1	5.0	2.8	1.4
Inter-segment	(115.2)	(88.4)	(78.4)	(87.6)	(75.7)

	3,879.5	3,607.7	3,538.8	3,444.1	3,268.0

Employee costs	(694.4)	(650.6)	(659.5)	(662.5)	(603.2)
Purchase of goods and services	(1,744.3)	(1,551.9)	(1,491.7)	(1,477.5)	(1,459.0)
Depreciation and amortization	(691.0)	(658.3)	(621.3)	(545.7)	(460.2)
Financial expenses	(309.2)	(323.8)	(360.2)	(335.2)	(316.6)
(Loss) gain on valuation and translation of financial instruments	(3.8)	(3.1)	(244.4)	136.9	52.0
Gain (loss) on litigation, restructuring of operations and other items	117.2	(49.6)	(10.5)	11.8	(18.7)
Impairment of goodwill and other assets	(230.7)	(81.0)	(26.4)	(31.0)	—
Loss on debt refinancing	(12.1)	(18.7)	(18.9)	(6.3)	(4.0)
Income taxes	(104.1)	(102.3)	(41.7)	(147.9)	(133.2)
(Loss) income from discontinued operations	(19.7)	(81.6)	(216.6)	(155.0)	52.5

Net income (loss)	$187.4	$86.8	$(152.4)	$231.7	$377.6

Income (loss) from continuing operations attributable to:
Shareholders	225.7	186.1	54.6	386.5	309.9
Non-controlling interests	(18.6)	(17.7)	9.6	0.2	15.2
Net income (loss) attributable to:
Shareholders	207.6	107.6	(159.6)	234.6	365.6
Non-controlling interests	(20.2)	(20.8)	7.2	(2.9)	12.0

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(3) (unaudited)	$1,440.8	$1,405.2	$1,387.6	$1,304.1	$1,205.8
Additions to property, plant, equipment and intangible assets other than spectrum licenses	820.0	743.7	622.0	786.5	845.7
Additions to spectrum licenses	219.0	217.4	15.9	—	—
Comprehensive income (loss)	135.0	28.7	(103.5)	238.2	311.7
Comprehensive income (loss) attributable to:
Shareholders	156.2	53.8	(123.3)	242.3	306.6
Non-controlling interests	(21.2)	(25.1)	19.8	(4.1)	5.1

Ratio of earnings to fixed charges or coverage deficiency(4) (unaudited)	1.9x	1.6x	(119.0)	2.1x	2.6x

	As at December 31,
	2015	2014	2013	2012	2011
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$18.6	$395.3	$476.6	$228.7	$143.5
Total assets	9,229.9	9,036.7	8,970.3	8,960.8	8,998.7
Total debt (current and long-term portions)	5,800.6	5,201.8	4,976.0	4,428.7	3,697.9
Capital stock	3,801.4	4,116.1	4,116.1	4,116.1	1,752.4
Equity attributable to shareholders	1,331.9	1,759.4	1,805.7	2,029.0	2,887.1
Dividends or distributions to shareholders	100.0	100.0	100.0	100.0	100.0
Number of common shares outstanding	96.0	103.3	103.3	103.3	123.6

(1)	In 2015, we closed our speciality channel, Sun News, and sold Archambault Group Inc’s retail operations. The results of operations related to those businesses were reclassified as discontinued operations. Refer to Note 10 of our consolidated financial statements for more details.
(2)	In 2015, we changed our organizational structure and transferred our music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior period figures in our segmented information have been reclassified to reflect those changes.

(3)	Adjusted operating income is not required by or recognized under IFRS. We define adjusted operating income, as reconciled to net income (loss), as net income (loss) before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, gain (loss) on litigation, restructuring of operations and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and (loss) income from discontinued operations. Adjusted operating income is not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our parent corporation, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted operating income is calculated from and reconciled to net income (loss) under IFRS for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 in the table below:

	Year Ended December 31,
	2015	2014	2013	2012	2011
		(1)(2)	(1)(2)	(1)(2)	(1)(2)
	(in millions)
Reconciliation of adjusted operating income to net income (loss)

Adjusted operating income
Telecommunications	$1,385.8	$1,353.2	$1,292.8	$1,215.9	$1,085.4
Media	70.2	58.4	95.2	79.3	116.6
Sports and Entertainment	(11.7)	(2.8)	(0.5)	0.7	0.1
Head office	(3.5)	(3.6)	0.1	8.2	3.7

	1,440.8	1,405.2	1,387.6	1,304.1	1,205.8
Depreciation and amortization	(691.0)	(658.3)	(621.3)	(545.7)	(460.2)
Financial expenses	(309.2)	(323.8)	(360.2)	(335.2)	(316.6)
(Loss) gain on valuation and translation of financial instruments	(3.8)	(3.1)	(244.4)	136.9	52.0
Gain (loss) on litigation, restructuring of operations and other items	117.2	(49.6)	(10.5)	11.8	(18.7)
Impairment of goodwill and other assets	(230.7)	(81.0)	(26.4)	(31.0)	—
Loss on debt refinancing	(12.1)	(18.7)	(18.9)	(6.3)	(4.0)
Income taxes	(104.1)	(102.3)	(41.7)	(147.9)	(133.2)
(Loss) income from discontinued operations	(19.7)	(81.6)	(216.6)	(155.0)	52.5

Net income (loss)	$187.4	$86.8	$(152.4)	$231.7	$377.6

(4)	For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net income (loss), plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.

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

Risks Relating to Our Business

We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our cable business, we compete against incumbent local exchange carriers (“ILECs”), the primary one in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC is rolling out its own Internet protocol television (“IPTV”) service throughout the country but more specifically in Montréal (including a portion of the greater Montréal area), in Québec City, and in other locations in the Province of Québec. It has also secured licenses to launch video distribution services using video digital subscriber line (“VDSL”) technology. We also compete against providers of direct broadcast satellite

(“DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems, and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming in high-definition (“HD”) of video-on-demand content is also available for some of the channels we offer in our television programming. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, OTT content providers, such as Netflix and Apple TV, as well as Canadian services such as Crave TV and Shomi, compete for viewership and a share of the monthly entertainment spending currently allocated to traditional cable television and cable service video-on-demand offerings.

Unlike us, OTT service providers are not subject to CRTC’s regulations and do not have to contribute financially to the Canadian traditional television business model or Internet Infrastructure. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial conditions, and results of operations.

In our Internet access business, we compete against other ISPs offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering comparable download speeds to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third-party ISP competitors for them to provide retail Internet access services. These third-party ISP competitors may also provide telephony, IPVS and networking applications.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of telephony, Voice over Internet Protocol (“VoIP”) and Internet communications, including competitors that are not facility-based and therefore have a much lower infrastructure cost. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile telephony business, we compete against a mix of market participants, some of them active in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating for many years lower-cost mobile telephony brands in order to acquire additional market share. In the near future, depending on new regulations, we could see the emergence of non facility-based operators in the wireless space. Also, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, emerging Go Platforms such as HBO Go, allow customers to view their traditional television content directly on their mobile devices or computers via Internet connection (although authentication as a broadcasting distribution undertaking’s subscriber (“BDU’s subscriber”) is still required in Canada). Also, the Internet, through wired and mobile devices, is becoming an important broadcasting and distribution platform. In addition, mobile operators, with the development of their respective 4G and Long Term Evolution (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

Moreover, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet, residential phone and mobile telephony services). As a result, should we fail to keep our existing customers and lose them to such competitors, we may end up losing up to one subscriber for each of our services. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operation.

Fierce price competition in all our businesses and across the industries in which we operate may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition, and results of operation.

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective terms, and on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

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

In addition, various aspects of mobile communication operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and to manage data traffic on their networks, are subject to regulation by the CRTC. Regulations adopted or actions taken by government agencies having jurisdiction over any mobile business that we may operate or develop could adversely affect our mobile business and operations, including actions that could increase competition or our costs.

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

We could be adversely impacted by higher handset subsidies and increase in bring-your-own-device (“BYOD”) customers.

Our mobile telephony business model is based substantially on subsidizing the cost of subscriber handsets, similar to other North American wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract this could negatively impact our business, financial condition and results of operations.

Also, with the CRTC’s Wireless Code introduced in 2013 limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts could increase. Such customers are under no contractual obligation to remain with us, this could have a material adverse effect on our churn rate and, consequently, on our business, financial condition and results of operations.

Our inventory may become obsolete.

Our various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If we cannot effectively manage inventory levels based on product demand, this could increase the risk of inventory obsolescence and could have an adverse effect on our business, financial condition and results of operations.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television and television everywhere/every platform requiring Internet protocol delivery technology, as well as the cost of our mobile services infrastructure deployment, maintenance and enhancement.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Innovation, Science and Economic Development Canada. If we are not successful in acquiring additional spectrum we may need on reasonable terms, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing, maintaining and enhancing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint build-out of our LTE network. A geographical expansion or densification of our LTE network may require us to incur significant costs and to make significant capital expenditures. See also “Item 4. Information on the Corporation — History and Development of Quebecor Media.”

There can be no assurance that we will be able to generate or otherwise obtain the funds to finance any portion of these capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multiplatform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes and other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments that may affect our ability to implement our business strategies if we are unable to secure additional financing on acceptable terms or to generate sufficient funds internally to cover those requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating expenditures in the future. We can provide no assurance that we will be successful in developing new activities in relation to these engagements, including the development of new revenue sources.

We could be adversely impacted by consumers’ trend to abandon cable telephony and television services.

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to abandon and substitute wire and cable television for Internet access service in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our OTT entertainment platforms, which could have a material adverse effect on our business, our results of operation and our financial condition.

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are now connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home, which constitutes a departure from the past, when a majority of households were connected to the Internet through a single computer. In addition, some content on the Internet, such as videos, is now available at a higher bandwidth for which HD, as opposed to standard definition, has become the norm. OTT service providers have recently started streaming UHD content which uses even more bandwidth than HD services. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, can adopt new technologies that reduce costs or implement other cost-reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in price increases or in reduced profitability.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

In relation to our Media segment, the media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in our video distribution markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

The continuous technological improvements to the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our Media business’ existing television subscriber base from our services to new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our other services.

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

We have recently made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant capital expenditures and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following: the risk that management may not be able to successfully manage the development of our Sports and Entertainment business; the risk that the development of the Sports and Entertainment business may place significant demands on management, diverting attention from existing operations; the risk that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; the risk that we will not be able to achieve the benefits we expect from our investments in the development of our Sports and Entertainment business; and the risk associated with a failure to make continued investments in our Sports and Entertainment business in order to respond to consumer trends and demands, which could adversely affect our ability to compete in the sports and entertainment industry.

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

Advertising revenue is the primary source of revenue for our Media segment. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail and national advertising revenue of our media properties. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our Media segment. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenues.

Advertising revenues for our Media segment are also driven by readership and circulation levels, as well as by market demographics, price, service and advertiser results. Readership and circulation levels tend to be based on the content of the newspaper or magazine, service, availability and price. A prolonged decline in readership and circulation levels in our newspaper and magazine businesses and lack of audience acceptance of our content would have a material effect on the rate and volume of our newspaper and magazine advertising revenues (as rates reflect circulation and readership, among other factors), and could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our business, prospects, results of operations and financial condition.

The newspaper and magazine industry is experiencing structural changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising industry as well as the declining frequency of regular newspaper and magazine buying, particularly among young people, who increasingly rely on non-traditional media as a source for news and information. As a result, competition for advertising spend and circulation revenues comes not only from other newspapers and traditional media, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) for readers and advertisers.

While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers and to maintain our circulation base, such as investments in the re-design and overhaul of our newspaper and magazine websites and the publication of e-editions of a number of our newspapers and magazines, we may not be successful in retaining our historical share of advertising revenues or in transferring our audience to our new digital products. The ability of our Media segment to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers and readers (including subscribers) to our online sites. Our new initiatives developed to generate additional revenues from our websites (such as digital platform advertising and/or our paywall revenue model) may not be accepted by users and consequently, may negatively affect online traffic. In addition, we can provide no assurance that we will be able to recover the costs associated with the implementation of these initiatives through increased circulation, advertising and digital revenues.

In broadcasting, the proliferation of television channels, progress in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and to a more challenging advertising sales environment. For example, the increased availability of personal video recording devices and video programming on the Internet, as well as the increased access to various media through mobile devices, may each have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis, or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenues we receive. Delayed viewing and advertisement skipping have the potential to become more common as the penetration of personal video recording devices increases and content becomes increasingly available via Internet sources. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, results of operations, financial condition, business and prospects could be materially adversely affected.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services depends in large part on our ability to distribute on our platforms a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, on our capacity to offer quality content, HD and UHD programming, an appealing variety of programming choices and packages, as well as multiplatform distribution and on-demand content, at competitive prices. If the number of specialty channels being offered does not increase at the level and pace comparable to our competitors, if the content offered on such channels does not receive audience acceptance, or if we are unable to offer multiplatform availability, HD and UHD programming and on-demand content for capacity reasons, among others, this may have a negative impact on revenues from our cable operations.

The multiplicity of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and in our research and development may be required to remain competitive.

We may be adversely affected by variations in our costs, quality and variety of our television programming.

The most significant expenses in television broadcasting are programming and production costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, the vertical integration of distributors and broadcasters, introduction from various OTT providers of original and exclusive programming, changes in viewer preferences and other developments could impact both the availability and the costs of programming content, as well as the costs of production. Future increases or volatility in programming and production costs could adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and production and increase competition for advertising expenditures. As well, the value of royalties payable pursuant to the Copyright Act (Canada) (the “Copyright Act”) are frequently decided by the Copyright Board of Canada (the “Copyright Board”) during or even after the applicable period, which can cause retroactive increases in content costs.

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

Our businesses are based primarily on customer satisfaction with reliability, timeliness, quality and price and, in general, we do not have long-term or exclusive service agreements with our customers. We are unable to predict if, or when, our customers will purchase our services. There can be no assurance that the revenues generated from key customers, individually or in the aggregate, will reach or exceed historical levels in any future period, or that we will be able to develop relationships with new customers. We cannot assure that we will continue to maintain favorable relationships with these customers or that they will not be adversely affected by economic conditions.

We provide our television, Internet access, cable telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our television, Internet access, cable telephony and mobile telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our data centres, systems, infrastructure, networks or processes. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss, ever-evolving cyber-threats require us to continually evaluate and adapt our data centres, systems, infrastructure, networks and processes. We cannot assure that our data centres, systems, infrastructure, networks and processes will be adequate to safeguard against all information security access by third-parties or employees or errors by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

We have not to our knowledge been subject to cyber-attacks or breaches which, individually or in the aggregate, have had a material impact on our operations (including the integrity of our customers’ data) or financial condition. However, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our data centres, systems, infrastructure, networks and processes, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or our business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

We store and process increasingly large amounts of personally identifiable information of our clients, employees or our business partners. We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or our business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems could have an adverse impact on our financial results and operations.

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

Malicious and abusive Internet practices could impair our cable data and mobile data services as well as our fibre-optic connectivity business.

Our cable data, mobile data and fibre-optic connectivity business customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, mobile data or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, financial condition and results of operations.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable television, Internet access, OTT and telephony business, we may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our network, analog and digital programming, and our Internet access services. We use encryption technology to protect our cable signals and OTT from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our network, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

We depend on third-party suppliers and providers for services, hardware, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

In addition, we obtain proprietary content critical to our operations through licensing arrangements with content providers. Some providers may seek to increase fees or impose technological requirements to protect their proprietary content. If we are unable to renegotiate commercially acceptable arrangements with these content providers, comply with their technological requirements or find alternative sources of equivalent content, our operations may be adversely affected.

We may be adversely affected by litigation and other claims.

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labour protests.

At December 31, 2015, 53% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 31 collective bargaining agreements. We are not currently subject to a labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

Our defined benefit pension plans are currently underfunded and our pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of our defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations, and actuarial losses.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, certain mobile devices and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on our results of operations.

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2015, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2015, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $953.7 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars and some of our suppliers source their products out of the U.S., therefore, although we pay these suppliers in Canadian dollars, the prices we pay for such commodities or products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those commodities or products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on the issuance of debt securities and increased costs under credit facilities. Disruptions in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

A failure to adopt an ethical business conduct may adversely affect our reputation.

Any failure or perceived failure to adhere to our policies, the law or ethical business practices could significantly affect our reputation and brands and could therefore negatively impact our financial performance. Our framework for managing ethical business conduct includes the adoption of a Code of Ethics which our directors and employees are required to acknowledge and agree to on a regular basis and, as part of an independent audit and security function, maintenance of a whistle-blowing hotline. There can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices.

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

We undertake acquisitions, dispositions, business combinations, or joint ventures from time to time which may involve significant risks and uncertainties.

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

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the expansion of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects and results of operation.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. There are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government recently eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC recently adopted a new Wireless Code which regulates numerous aspects of the provision of retail wireless services and a new Television Service Provider Code which regulates numerous aspects of the provisions of retail television services. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Innovation, Science and Economic Development Canada.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. On December 17, 2014, an amendment to the Telecommunications Act and the Radiocommunication Act was adopted to give to the CRTC and Innovation, Science and Economic Development Canada the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

We may be adversely affected if we do not qualify for government programs or if such programs do not constitute sufficient incentives to producers.

We take advantage of several government programs designed to support production and distribution of televisual and cinematographical products and magazine publishing in Canada, including federal and provincial refundable tax credits. There can be no assurance that the local cultural incentive programs which we may access in Canada will continue to be available in the future or will not be reduced, amended or eliminated. Any future reductions or other changes in the policies or rules of application in Canada or in any of its provinces in connection with these government incentive programs, including any change in the Québec or the federal programs providing for refundable tax credits, could increase the cost of acquiring and producing Canadian programs which are required to be broadcast and which could have a material adverse effect on our financial condition and results of operations. Canadian content programming is also subject to certification by various agencies of the federal government. If programming fails to so qualify, we would not be able to use the programs to meet Canadian content programming obligations and might not qualify for certain Canadian tax credits and government incentives.

To ensure that we maintain minimum levels of Canadian ownership under the Broadcasting Act and other legislation under which it derives the benefit of tax credits and industry incentives, we have placed constraints on the issuance and transfer of the shares of certain of our subsidiaries.

In addition, the Canadian and provincial governments currently provide grants and incentives to attract foreign producers and support domestic film and television production. Many of the major studios and other key customers of our Film Production & Audiovisual Services Business (as defined in this annual report), as well as content producers for our television broadcasting and production operations, finance a portion of their production budgets through Canadian governmental incentive programs, including federal and provincial tax credits. There can be no assurance that the government grants and incentive programs presently being offered to participants in the film and television production industry will continue at their present levels or at all. If such grants or incentives are reduced or discontinued, the level of activity in the motion picture and television industries may be reduced, as a result of which our results of operations and financial condition might be adversely affected.

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

Innovation, Science and Economic Development Canada may not renew Videotron’s mobile spectrum licenses on acceptable terms, or at all.

Videotron’s AWS-1 licenses were issued in December 2008 for a 10-year term. Beginning two years before the end of this term, and any subsequent term, Videotron may apply for renewed licenses for a term of up to 10 years. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in the eighth year of the applicable licenses, meaning in 2016 in respect of Videotron’s current AWS-1 licenses.

Videotron’s other spectrum licenses, including in the AWS-3, 700MHz and 2500MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these respective terms, applications may be made for new licenses for a subsequent term through a renewal process, unless a breach of license condition by Videotron has occurred, a fundamental reallocation of spectrum to a new service is required, or in the event that an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by Innovation, Science and Economic Development Canada following public consultations.

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

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. As a result of this decision, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable regulatory and safety requirements. While there is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with, additional studies of radiofrequency emissions are ongoing and we cannot be sure that the results of any such future studies will not demonstrate a link between radiofrequency emissions and health problems.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2015, we had $5.83 billion of consolidated long-term debt (long-term debt plus bank indebtedness). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2015, we had approximately $1.17 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes which permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 20 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our credit facilities and the respective indentures governing our Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from certain of our subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

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

We are a holding corporation and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on our Senior Notes.

We are a holding corporation and a substantial portion of our assets is the capital stock of our subsidiaries. As a holding corporation, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including our outstanding Senior Notes, are dependent on the cash flow of our existing and future subsidiaries and the distribution of this cash flow to us, or on loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make loans, advances or payments to us will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Videotron has several series of debt securities outstanding and both Videotron and TVA Group have credit facilities that limit their ability to distribute cash to us. In addition, if our existing or future subsidiaries incur additional debt in the future or refinance existing debt, we may be subject to additional contractual restrictions contained in the instruments governing that debt, which may be more restrictive than those to which we are currently subject to.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of our or their control. If the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, are not sufficient for us, we may not be able to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible; that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales; that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by the respective indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.

If we experience a change of control, as that term is defined in the respective indentures governing our Senior Notes, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control. There is no sinking fund with respect to our outstanding Senior Notes.

In addition, a change of control would be an event of default under our credit facilities. Any future credit agreement or other agreements relating to our indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the indentures governing our Senior Notes or the Senior Notes themselves.

The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

The powers of the court under the BIA, and particularly under the CCAA, have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing each series of our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

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

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under our credit facilities. In addition, our credit facilities and the respective indentures governing our Senior Notes permit us to incur additional secured indebtedness in the future, which could be significant.

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

Since December 31, 2012, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

We have continued to actively pursue the roll-out of Videotron’s mobile network. As of December 31, 2015, Videotron’s mobile telephony services covered the Province of Québec (7.4 million persons) and Eastern Ontario. During 2015, we activated 135,800 net new lines on our advanced mobile network at a pace of approximately 11,300 net new lines per month, bringing our total mobile customer base to 768,600 activated lines.

•

On January 7, 2016, Videotron announced the closing of a transaction whereby it acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for cash consideration of $125.0 million, subject to certain adjustments.

•

On October 27, 2015, Videotron announced a multi-year $35.0 million expansion of the 4Degrees Colocation data hosting centre located in Québec City, which was acquired in March 2015 for cash consideration of $35.5 million. The project will add two new server rooms to the facility, bringing its square footage to a total of 33,000 square feet. 4Degrees Colocation is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability. This expansion follows the $40.0 million investment announcement made by Videotron on September 16, 2015, in relation with the construction of a new data centre to be located in Technoparc Montréal which will provide colocation solutions to businesses. The $40.0 million investment will be spread over several years.

•

On September 27, 2015, Quebecor Media closed the sale of Archambault Group Inc. (“Archambault Group”)’s retail operations to Groupe Renaud-Bray inc. (“Renaud-Bray”), which transaction includes fourteen Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore (the “Archambault Transaction”), for cash consideration of $14.5 million.

•

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5 3/4% Senior Notes, maturing on January 15, 2026, for net proceeds of $370.1 million (net of financing expenses). The proceeds of this offering were used to (i) partially repay the amounts outstanding under Videotron’s senior credit facilities, and (ii) pay transaction fees and expenses.

•

On September 9, 2015, Quebecor Media repurchased for cancellation 7,268,324 common shares of its capital stock held by Capital CDPQ, a subsidiary of CDPQ, for cash consideration of $500 million (the “Capital CDPQ Transaction”). Following the Capital CDPQ Transaction, Quebecor’s interest in Quebecor Media increased from 75.4% to 81.1% and Capital CDPQ’s interest decreased from 24.6% to 18.9%.

•

On September 8, 2015, the new multipurpose arena located in Québec City (now officially known as the Videotron Centre, the “Videotron Centre”) officially opened. It is home to the Remparts de Québec and hosts a variety of events and shows featuring local and international artists.

•	On July 20, 2015, we officially filed an application for the acquisition of a professional hockey franchise in Québec City through the National Hockey League’s (“NHL”) expansion process.

•

On July 16, 2015, Videotron redeemed and retired (i) the entire principal amount outstanding of its 9 1/8% Senior Notes issued on April 15, 2008, and due April 15, 2018, representing an aggregate principal amount of US$75.0 million, and unwound the related hedges in an asset position, and (ii) the entire principal amount outstanding of its 7 1/8% Senior Notes issued on January 13, 2010, and due January 15, 2020, representing an aggregate principal amount of $300.0 million.

•

On June 16, 2015, Videotron amended its senior credit facilities to (i) increase the amount available under its secured revolving credit facility from $575.0 million to $615.0 million, (ii) extend the maturity of its secured revolving credit facility from July 19, 2018 to July 20, 2020, and (iii) create a new $350.0 million unsecured revolving credit facility maturing on July 20, 2020.

•

On May 12, 2015, the predecessor to Innovation, Science and Economic Development Canada announced that Videotron was the successful bidder for eighteen 20 MHz licenses in its 2500 MHz spectrum auction. The operating licenses, acquired for $187.0 million, cover all of the Province of Québec and the largest urban centres in other provinces of Canada, namely Toronto, Ottawa, Calgary, Edmonton and Vancouver, making it possible to reach more than 21 million people, or approximately 65% of Canada’s population.

•

On April 13, 2015, Quebecor Media closed the sale of more than 170 English-language newspapers and publications to Postmedia Network Canada Corporation, which transaction includes the Sun chain of dailies, namely the Ottawa Sun, Toronto Sun, Winnipeg Sun, Edmonton Sun and Calgary Sun, as well as The London Free Press, the 24 Hours dailies in Toronto and Vancouver, and community dailies and weeklies, buyers’ guides and specialty publications as well as the Canoe portal’s English-Canadian operations and eight printing plants, including the Islington (Ontario) plant, for cash consideration of

$305.5 million (the “Postmedia Transaction”). Our French-language newspapers and publications, including Le Journal de Montréal, Le Journal de Québec and the 24 Heures (Montréal), are not included in the Postmedia Transaction.

•

On April 12, 2015, TVA Group closed the acquisition of 14 magazines, including some magazines owned and operated in partnership, three websites and certain custom publishing contracts owned by TC Transcontinental for cash consideration of $55.5 million (the “Transcontinental Transaction”).

•

On April 10, 2015, Videotron redeemed and retired the entire principal amount outstanding of its 6 3/8% Senior Notes due December 15, 2015, representing an aggregate principal amount of US$175.0 million, and unwound the related hedges in an asset position.

•

On April 2, 2015, Quebecor Media announced a strategic partnership with AEG Facilities, the world leader in venue operations, for comprehensive venue operations and programming services for the Videotron Centre, including event programming, purchasing, vendor management services and event-day operations, as well as support on booking opportunities for events, shows and tours.

•

On March 20, 2015, TVA Group completed a rights offering (the “TVA Rights Offering”) pursuant to which it received net proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B shares, non-voting, participating, without par value, of TVA Group (“Class B Non-Voting Shares”). In connection with the TVA Rights Offering, Quebecor Media subscribed for 17,300,259 additional Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million. As a result, Quebecor Media’s total interest in TVA Group’s equity increased from 51.5 % to 68.4%.

•

On March 6, 2015, the predecessor to Innovation, Science and Economic Development Canada announced that Videotron was the successful bidder for four 30 MHz licenses in its AWS-3 commercial mobile spectrum auction. Videotron obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region, for a total price of $31.8 million.

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

•

On February 3, 2015, Quebecor Media announced a strategic partnership for the operation of the Videotron Centre with (i) Live Nation Entertainment, including two of its main divisions, namely Live Nation Concerts, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in the Province of Québec under the name “Admission”, and (ii) Levy Restaurants, with an emphasis on building a world class culinary experience with a local food and beverage program.

•

On December 30, 2014, TVA Group closed its acquisition of substantially all of the assets of A.R. Global Vision Ltd. (which amalgamated with Vision Globale Services Créatifs Inc. on November 19, 2014) (the “VG Acquisition”), which assets are used in carrying on a business operating a high end spectrum of services for the film and television industries, including complete studio services, soundstage and equipment leasing services, post-production, visual effects and 3D animation, production and management of assets for distribution and broadcast through film, television, Internet and mobile networks, providing for a one-stop shop for the film and television industry (the “Film Production & Audiovisual Services Business”). For the VG Acquisition, TVA Group paid cash consideration of $116.1 million.

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

•	On September 10, 2014, Videotron launched its LTE mobile network, which reaches nearly 90% of the population of the Province of Québec and supports speed of up to 150 mbps.

•	On September 2, 2014, Quebecor Media closed the sale of Nurun Inc., its subsidiary at the time, to Publicis Groupe for cash consideration of $125.0 million.

•

On July 31, 2014, Quebecor Media announced the creation of its Media Group, a new segment dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, QMI Agency, Quebecor Media Out-of-Home, Quebecor Media Sales, Quebecor Media Network, Quebecor Media Printing, Sogides Group and CEC Publishing. The Media Group has activities in broadcasting, magazine publishing, book distribution and publishing, newspaper publishing and other media related operations.

•

On June 1, 2014, Quebecor Media closed the transaction whereby it sold to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., its 74 Québec weeklies for cash consideration of $75.0 million.

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5 3/8% Senior Notes, maturing on June 15, 2024, for net proceeds of $654.5 million (net of financing expenses). The proceeds of this offering were used on April 24, 2014 to (i) finance the early redemption and withdrawal of US$260.0 million aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes, issued on March 5, 2009 and maturing on April 15, 2018, (ii) repay borrowings under its revolving credit facility, (iii) pay related fees and expenses, and (iv) the remainder for general corporate purposes.

•

In March and April, 2014, Quebecor Media repurchased and retired US$380.0 million aggregate principal amount of its 7 3/4% Senior Notes issued on October 5, 2007 and due March 15, 2016 and settled the related hedging contracts.

•

On April 3, 2014, after final payment was made on the spectrum awarded in the auction ended February 19, 2014, the predecessor to Innovation, Science and Economic Development Canada issued seven 700 MHz licenses to Videotron. The operating licenses, acquired for $233.3 million, cover the entire provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million, representing approximately 80% of Canada’s population.

•

On November 26, 2013, Quebecor announced an agreement with Rogers Communications Inc. and the NHL whereby TVA Sports became the NHL’s official French-language broadcaster in Canada. The 12-year agreement has begun with the 2014-15 season. Among other things, TVA Sports obtained broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events, including the all-star game and the draft.

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

•

On July 18, 2013, TVA Group announced the acquisition of Les Publications Charron & Cie Inc. (“Publications Charron”), publisher of La Semaine magazine, and of Charron Éditeur Inc., which was subsequently transferred to Sogides Group, a subsidiary in our Media segment.

•

On June 17, 2013, Videotron issued $400.0 million aggregate principal amount of 5 5/8% Senior Notes, maturing on June 15, 2025, for net proceeds of $394.8 million (net of financing expenses). The proceeds of this offering were used on July 2, 2013 to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of Videotron’s outstanding 9 1/8% Senior Notes due 2018, and to settle the related hedging contracts.

•	In June 2013, Quebecor Media amended its bank credit facilities to extend the maturity of its $300.0 million revolving credit facility to January 2017 and to amend its terms and conditions.

•

On May 31, 2013, Quebecor Media sold its specialized websites Jobboom and Réseau Contact to Mediagrif Interactive Technologies for a total consideration of $65.0 million. The dispositions of Jobboom and Réseau Contact were completed on June 1, 2013, and November 29, 2013, respectively.

•

On May 29, 2013, Videotron announced an agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). Both Videotron and Rogers will maintain their business independence, including product and service portfolios, billing systems and customer data. As part of the Rogers LTE Agreement, Rogers and Videotron will provide each other with services for which Videotron will receive $93.0 million and Rogers will receive $200.0 million, payable over a period of 10 years. In addition to the LTE network build-out and sharing agreement, Videotron and Rogers have also come to an agreement regarding Videotron’s unused AWS spectrum in the Greater Toronto Area. Under this agreement, Videotron has the option to transfer its Toronto spectrum license to Rogers, for an aggregate consideration of $180.0 million.

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

B - Business Overview

Overview

We are one of Canada’s leading telecommunications and media companies, with activities in television distribution, Internet, cable and mobile telephony services, OTT video services and business solutions, including data centres, television broadcasting, studio rental, soundstage, equipment leasing and post-production services for the film and television industries, newspaper publishing and distribution, Internet portals and specialized websites, book and magazine publishing and distribution, video and console games rental and distribution, music recording, production and distribution, out-of-home advertising, operation and management of a world class arena, ownership and management of two QMJHL teams, show production and sporting and cultural events management and promotion. Through our subsidiary Videotron, we are a premier cable and mobile communications service provider. We hold leading positions in the creation, promotion and distribution of entertainment news, and Internet-related services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of media properties.

During the third quarter of 2014, we changed our organisational structure and operations. Our subsidiaries now operate in the following business segments: Telecommunications, Media and Sports & Entertainment.

In 2015, we changed our organisational structure and transferred our distribution and production of music operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior period figures in our segmented information have been reclassified to reflect these changes.

Also, in 2015, we closed our specialty channel Sun News, completed the Postmedia Transaction and the Archambault Transaction. These businesses are treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2015, and comparative years as well as in the management’s discussion and analysis of financial condition and results of operations for such period, which are included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects” of this annual report, respectively. For more information, refer to the section ‘‘Discontinued Operations’’ included under “Item 5. Operating and Financial Review and Prospects” and to Note 10 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron-branded stores and kiosks, assist us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. We operate Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on the average readership estimates survey published by the Vividata Study. Through TVA Group, we are the largest private sector broadcaster of French-language entertainment, information and public affairs programs in North America in terms of market share and the leading magazine publisher in Canada across all platforms (print, mobile and web).

Diverse Media Platform

Our diverse media platform allows us to extend our market reach and cross-promote our brands, programs and other content. In addition, it allows us to provide advertisers with an integrated solution for multi-platform advertising. We can leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers.

Differentiated Bundled Services

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand, subscription-based OTT entertainment platform and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data at a higher speed than currently offered by standard DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv, illico.tv tablet app (for Android and iOS) and illico mobile platforms. Customers can interrupt and resume programming at will on any of these four illico platforms.

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

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 79% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Club illico and the illico 4K UHD set-top box, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, technology, telecommunications, media, sports and entertainment. Under the leadership of our senior management team, we have, among other things, improved penetration of our HSIA offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•

Build on our position as a telecommunications leader with our mobile telephony network. We provide an offering of advanced mobile telecommunications services to consumers and small- and medium-sized businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new LTE network is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

•

Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news and information network in the Province of Québec. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our Media segment and QMI Agency, the acquisition and subsequent sharing of content between our various businesses through QMI Content, the development of a strong live event-oriented segment through the new Videotron Centre, the acquisition of our two QMJHL hockey franchises, the NHL Broadcasting Agreement and the related broadcast of hockey games on our TVA Sports channels as well as our efforts to obtain an NHL franchise for Québec City, and the integration of advertising assets with the creation of our sales services through QMI Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology and products and services leveraging our mobile network) and by the continuing penetration of products and services such as digital cable services, cable Internet access, mobile telephony and OTT video services, as well as HD television and UHD television, video-on-demand, and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of these products and services will result in increased ARPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

•

Cross-promote brands, programs and other content. The geographic overlap of our telecommunications, broadcasting, newspaper and magazine publishing, video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•

Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 79% of the Province of Québec’s estimated 3.6 million private households and commercial premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

•

Maximize customer satisfaction and build customer loyalty. Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services. We will continue our efforts to maximize customer satisfaction and build customer loyalty, such as leveraging strategic partnerships to offer exclusive promotions, privileges and contests, to enhance our revenue and profitability.

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

Telecommunications

Through Videotron we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services. Products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since May 1, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunication segment. Products and services include cable television, Internet, telephony, mobile services and business solutions such as hosting, private network connectivity, Wi-Fi, audio and video transmission. Through 4Degrees Colocation, we operate a data centre in Québec City which is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability. On September 16, 2015, we announced the construction of a 30,000-square-foot data centre in Montréal to provide business customers with the colocation solutions they need for hosting and processing growing quantities of data. On October 27, 2015, we announced the expansion of the data hosting centre in Québec City. The project will add two new server rooms to the facility. More recently, on January 7, 2016, Videotron announced the acquisition of Fibrenoire, a company that provides fibre-optic connectivity services. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

We own a 100% voting and 100% equity interest in Videotron.

We are also engaged in retail and rental of DVDs, Blu-ray discs, console games and the suite of Videotron products and services through our Le SuperClub Videotron subsidiary and its franchise network.

Until September 27, 2015, the retail sector also included Archambault Group, one of the largest chains of music and book stores in the Province of Québec, which was sold on September 27, 2015, as part of the Archambault Transaction.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

i.      Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, residential telephony and selected interactive services. In 2015, we introduced on the market the very latest in technology: the illico 4K set-top box. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and keep up to 115 hours of UHD recording. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 200 Mbps to more than 85% of our homes passed. As of December 31, 2015, we had 1,568,200 cable Internet access customers, representing 90.3% of our basic customers and 55.9% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 53.4% as of December 31, 2015.

•

Digital Television. We have installed headend equipment through an hybrid optical fibre and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. All of our television packages include 52 basic television channels, audio services providing digital-quality music, 21 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2015, we had 1,570,600 customers for our digital television service, representing 90.4% of our total basic customers and 56.0% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2015, we had 1,316,300 subscribers to our cable telephony service, representing a penetration rate of 75.8% of our basic cable subscribers and 46.9% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, computer, tablet or mobile phone respectively through illico Digital TV, illico.tv, our illico tablet app and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico.tv, the illico tablet app, or illico mobile, both offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the entire illico catalog, including video-on-demand titles, live television broadcasts or recorded shows, and allow the customer to transfer it directly and seamlessly from their mobile devices to their television. We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming.

•

Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events and movies based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

ii. Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 42 channels of television programming, depending on the bandwidth capacity of their local cable system. We are no longer offering this service to new customers.

As of December 31, 2015, we had 166,300 customers for our analog television service, representing 9.6% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (“HSPA”) mobile communication network (3G) which was upgraded to HSPA+ (4G), on June 30, 2011.

In 2013, Videotron signed a 20-year agreement with Rogers for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region. In September 2014, Videotron launched its shared LTE wireless network, with Rogers. This shared network delivers an optimal user experience for consumers and businesses. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data.

In April 2014, Videotron added Apple’s mobile devices, including the iPhone, to its extensive line-up of mobile handsets, thus enabling Videotron to reach a significantly untapped segment of its addressable market, in particular the young mobile users. Subsequently, Videotron launched new illico applications for iPhone and iPad.

In August 2015, we launched the Unlimited Music service, which allows some mobile customers to stream music through the most popular online platforms without using data from their mobile plan.

In the 700 MHz auction held in 2014, Videotron acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the auction held in 2014 enhances Videotron’s ability to maintain a leading edge, high capacity wireless network in the Province of Québec and in the Ottawa region, and provides Videotron with a number of options to maximize the value of its investment in the rest of Ontario, Alberta and British Columbia.

In the Innovation, Science and Economic Development Canada auction for AWS-3 commercial mobile spectrum held on March 3, 2015, Videotron acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, will further enhance Videotron’s ability to maintain a leading-edge, high-capacity wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of Innovation, Science and Economic Development Canada’s auction for 2500 MHz commercial mobile spectrum, Videotron was declared the successful bidder for eighteen licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver.

As of December 31, 2015, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2015, there were 768,600 lines activated on our wireless network, representing a year-over-year increase of 135,800 lines (21.5%).

Over-the-top video

Our clients can also benefit from Club illico, our subscription based OTT entertainment platform, offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico began co-producing television series and offering them in their first broadcast window, prior to their linear broadcast. On December 31, 2015, the Club illico service had 257,500 subscribers.

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

During 2015, we announced the construction of a new 30,000-square-foot data centre in Montreal that will offer an available load of 16 megawatts. We also announced the expansion of our data centre located in Québec City to 33,000 square feet thereby offering additional cabinet space.

In 2016, with the acquisition of Fibrenoire, Videotron will increase its presence in the growing market of fibre-optic connectivity.

Videotron serves customers with dedicated sales and customer service teams with solid expertise in business services. Videotron Business Solutions relies on its extensive coaxial, fibre-optic, LTE wireless networks and data centre to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suit of advanced products and services:

	As of December 31,
	2015	2014	2013	2012	2011
	(in thousands of customers)
Revenue-generating units (RGUs)	5,647.5	5,479.3	5,242.1	5,019.1	4,757.7
Mobile Telephony
Mobile telephony lines	768.6	632.8	504.3	403.8	290.7
Cable Internet
Cable Internet customers	1,568.2	1,537.5	1,506.0	1,444.0	1,359.6
Penetration(1)	55.9%	55.4%	54.9%	53.5%	51.2%
Cable Television
Basic customers(2)	1,736.9	1,782.3	1,825.1	1,855.0	1,861.5
Penetration(1)	61.9%	64.2%	66.5%	68.7%	70.1%
Digital customers(3)	1,570.6	1,553.6	1,527.4	1,480.9	1,397.6
Penetration(3)(4)	90.4%	87.2%	83.7%	79.8%	75.1%
Cable Telephony
Cable telephony lines	1,316.3	1,349.0	1,348.5	1,316.3	1,245.9
Penetration(1)	46.9%	48.6%	49.2%	48.7%	46.9%
Over-the-top video
Over-the-top video customers(3)	257.5	177.7	58.2	—	—
Homes passed(5)	2,806.0	2,777.3	2,742.5	2,701.2	2,657.3

(1)	Represents customers as a percentage of total homes passed.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Customer statistics and their related penetration rates have been restated for the years 2014, 2013, 2012 and 2011 to reflect certain adjustments to product definitions and to add over-the-top video customers.
(4)	Represents customers for the digital service as a percentage of basic customers.
(5)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2015, the average monthly invoice on recurring subscription fees per residential customer was $113.97 (representing a 4% year-over-year increase) and approximately 82% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable network in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2015, our cable network consisted of 33,929 km of fibre-optic cable and 45,597 km of coaxial cable, covering approximately 2.8 million homes and serving approximately 2.2 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 79% of households and, according to our estimates, our fibre-optic network is covering approximately 81% of the business customers located in the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We currently build our network by implementing cells of 125 homes (which can evolve to 64 homes). As a result of the modernization of our network in recent years, our network design now provides for average cells of 250 homes throughout our footprint. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2020.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.90% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HD television and UHD television programming and the ever increasing speed of Internet access, further investment in our network will be required.

Mobile Telephony

As of December 31, 2015, our shared LTE network reached more than 90% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. The vast majority of our towers and transmission equipment being linked through our fibre-optic network using a multiple label switching – or MPLS – protocol, our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. The Rogers LTE Agreement provides and allows Rogers and Videotron to continue the evolution of the shared LTE network. Videotron’s and Rogers’ spectrum contribution will allow them to continue to exploit LTE evolutive technologies and to provide their subscribers with high throughput data connections.

During 2015, Videotron maintained its HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

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

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of our Videotron-branded stores and kiosks, Le SuperClub Vidéotron and third-party commercial retailers;

•	maintain and promote our leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to our existing and future customers;

•	introduce new value added packages of products and services, which we believe will increase ARPU and improve customer retention; and

•	leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers.

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

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we offer the service of dedicated, knowledgeable and well-trained technical experts which we call our “PROS”, the primary mission of which is to support our customers by helping them get the most out of what Videotron has to offer. Through personalized demonstration sessions, the PROS provide customers with continued customer service after subscription has been made. We continue to provide a 24-hour customer service hotline seven days a week across most of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs. To increase customer loyalty, we are also starting to leverage strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding our value proposition to our customers.

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

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix and Apple TV, Blu-ray players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. The introduction of Club illico, our subscription based OTT platform offering a rich and varied selection of unlimited on-demand content, aims to reduce the effect of competition from alternative delivery sources.

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

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our cable television services.

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

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile telephony services in our market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard.

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

•	Telephony Service. Our cable telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.

•

Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

Retail Sector

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 132 retail locations as of December 31, 2015. With 74 of these retail locations also offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

As part of the Archambault Transaction, we sold Archambault Group’s retail operations to Renaud-Bray, which transaction includes fourteen Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore. This business is treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2015 and comparative years as well as in the management’s discussion and analysis of financial condition and results of operations for such period, which are included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects” of this annual report, respectively. For more information, refer to the section ‘‘Discontinued Operations’’ included under “Item 5. Operating and Financial Review and Prospects” and to Note 10 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

Media

Our Media Group is a business segment dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, QMI Agency, Quebecor Media Out-of-Home, Quebecor Media Sales, Quebecor Media Network, Quebecor Media Printing, Select Music, Goji Studios Inc. (“Goji Studios”), Sogides Group and CEC Publishing. The Media Group has activities in broadcasting, magazine publishing, book distribution and publishing, newspaper publishing and other media related operations.

Quebecor Media owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group. Quebecor Media also owns 100% of the voting and equity interests of MediaQMI, Quebecor Media Network, Quebecor Media Printing, Select Music, Goji Studios, CEC Publishing and Sogides Group.

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Argent, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. Through various subsidiaries and divisions, TVA Group is engaged in commercial production and in the distribution of films and television programs.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 34.0% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2015 through December 31, 2015, compared to 31.9 % for the period from January 1, 2014 through December 31, 2014.

For the period from January 1, 2015 through December 31, 2015, we aired 18 of the 30 most popular TV programs in the Province of Québec, including La Voix and Les Beaux malaises, according to Numeris data. Since May 1999, the TVA Network has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

Until February 13, 2015, the Media segment also operated the English-language news and opinion specialty channel Sun News, which discontinued its operations on that date. The results of operations and cash flows related to this business have accordingly been reclassified as discontinued operations in the consolidated statements of income, comprehensive income and cash flows. For more information, refer to the section ‘‘Discontinued Operations’’ included under “Item 5. Operating and Financial Review and Prospects” and to Note 10 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives. The television market has been affected by audience fragmentation across the various content delivery platforms, including the Internet and video-on-demand, as well as the arrival of a large number of specialized services.

There are three main French-language broadcast networks in the Province of Québec: Société Radio-Canada, “V” and TVA Network. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, V and CTV are privately held and are commercial networks. CBC and Société Radio-Canada are government owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Québec also have access to certain U.S. networks. In the area of specialty television broadcasting in the Province of Québec, our main competitors are Société Radio-Canada, Bell Media and Corus.

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2015:

Network	Share of Province of Québec Television
TVA Network	22.8%
Société Radio-Canada	12.2%
V	7.4%
TVA Group’s French-language specialty TV	11.3%
Various French-language specialty and pay cable TV(1)	35.1%
Others	11.2%

Source: Numeris for the period between January 1, 2015 and December 31, 2015.

(1)	Bell Media (17.8%), Corus (7.5%), Société Radio-Canada (4.6%) and others (5.2%).

TVA Network

TVA Network is our French-language network consisting of ten stations, of which six are owned and four are affiliated stations. TVA Network is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski Matane-Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Our four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. A substantial portion of TVA Network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Innovation, Science and Economic Development Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and MMDS.

TVA Group’s website is accessible at groupetva.ca.

Television Specialty Broadcasting

Through various subsidiaries, we control or participate in the following nine specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, Évasion, a French-language travel and tourism service, Argent, a French-language economic, business and personal finance news service, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI&cie, a French-language specialty television service dedicated to style, beauty and the well-being of Québec women, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at preschoolers. Each of TVA Group’s specialty channels has its own dedicated website.

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

Advertising Sales and Revenue

We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2015, we derived approximately 65% of our advertising revenues from national advertisers and 35% from regional and local advertisers.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiary, TVA Productions Inc. (“TVA Productions”). Through TVA Productions (and its affiliate TVA Productions II Inc.), we produced approximately 1,118 hours of original programming in 2015, consisting primarily of morning and general interest shows, reality shows, variety shows and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The Film Production & Audiovisual Services Business’ includes soundstage and equipment leasing services, post-production services, expertise in visual effects services and proprietary online transaction and distribution platforms for video-on-demand and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our Film Production & Audiovisual Services Business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

As part of its assets, the Film Production & Audiovisual Services Business includes movie and television soundstages of approximately 412,000 square feet in Montréal and St-Hubert, Québec, which have cutting-edge equipment, including Canada’s largest and most up-to-date pool of cameras, lighting and specialized equipment.

This sector’s main sources of revenue are film soundstage and equipment rental and post-production services. Shooting soundstages and equipment rental services account for 62% of the sector’s total revenues, 61% of which come from international clients. Post-production services account for 23% of the sector’s total revenues and mainly serve local clients.

For this sector, the second and third quarters are periods when the volume of activities is usually high, particularly for film soundstage and equipment rental. Although cyclical, the level of activity remains dependent on the production service needs of international and local producers.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Publications Charron publish more than 50 French and English-language magazines in various fields such as entertainment, television, fashion and beauty, sports, lifestyle, cooking and home decor. They also market digital products associated with the different magazine brands. According to the Vividata Study, we are Canada’s largest magazine publisher. Our French-language titles attract 3.2 million readers, counting all platforms, per issue and its English-language titles more than 8.1 million readers, counting all platforms, per issue. Our objective is to leverage our magazines’ focus on culture, lifestyle and entertainment across our television and Internet programming.

TVA Group also holds an effective 51% share in Les Publications Groupe TVA-Hearst Inc., publisher of Elle Canada and Elle Québec magazines, in partnership with Hearst Group which holds a 49% share. As well, TVA Group and Bayard Group each hold a 50% share in Publications Senior Inc., publisher of Le Bel Âge and Good Times magazines.

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2015, we published or reissued a total of 680 titles in paper format and 324 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 207 Québec and European French-language publishers. We distribute French-language books to approximately 3,200 retail outlets in Canada. In addition, Messageries ADP distributes approximately 21,700 digital books.

Newspaper Publishing

Sale of English-Language Newspapers

On April 13, 2015, we closed the Postmedia Transaction. The businesses sold pursuant to the Postmedia Transaction are treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2015 and comparative years as well as in the management’s discussion and analysis of financial condition and results of operations for such period, which are included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects” of this annual report, respectively. For more information, refer to the section ‘‘Discontinued Operations’’ included under “Item 5. Operating and Financial Review and Prospects” and to Note 10 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

Our French-language newspapers and publications, Le Journal de Montréal, Le Journal de Québec and the 24 Heures (Montréal), were not included in the Postmedia Transaction.

Newspaper Operations

We operate our newspaper business, namely Le Journal de Montréal, Le Journal de Québec and the 24 Heures (Montréal), through MediaQMI. Our daily newspapers disseminate information in traditional printed ways and through daily urban newspaper portals, namely journaldemontreal.com and journaldequebec.com.

Le Journal de Montréal and Le Journal de Québec are published seven days a week and are tabloids. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. For the year 2015, on a combined weekly basis, Le Journal de Montréal and Le Journal de Québec had a circulation of approximately 1.9 million paper copies and 0.8 million copies in electronic format, according to internal statistics.

Le Journal de Montréal. Le Journal de Montréal is published seven days a week and is distributed by Quebecor Media Network. The main competitors of Le Journal de Montréal are La Presse and The Montréal Gazette. Le Journal de Montréal’s website is accessible at www.journaldemontreal.com.

Le Journal de Québec. Le Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The main competitor of Le Journal de Québec is Le Soleil. Le Journal de Québec’s website is accessible at www.lejournaldequebec.com.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by Vividata. According to the Vividata Study, the most recent available survey, readership estimates are based upon the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists the respective readership in 2015 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2015 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP (1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	1,314,000	1,078,000	938,000	1st
Le Journal de Québec	252,000	222,000	220,000	1st

Total Average Readership	1,566,000	1,300,000	1,158,000

(1)	Based on the average readership estimates survey published by the Vividata Study.

The following table lists the respective average daily paid circulation in 2015 for Le Journal de Montréal and Le Journal de Québec:

	2015 AVERAGE PAID CIRCULATION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	197,800	183,800	185,200
Le Journal de Québec	97,200	89,700	90,300

Total Average Paid Circulation	295,000	273,500	275,500

	2015 AVERAGE PAID CIRCULATION
ELECTRONIC	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	11,800	11,600	11,600
Le Journal de Québec	8,600	8,600	8,600

Total Average Paid Circulation	20,400	20,200	20,200

Source: Internal Statistics

We publish one free daily commuter publication in the Montreal urban market: the 24 Heures. The editorial content of this free daily commuter publication focuses on the greater metropolitan area of Montreal.

The average weekday circulation of the 24 Heures for 2015 is 143,300.

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

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for our newspaper operations, representing 66.9% of our newspaper operations’ total revenues in 2015. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are car dealers, department stores, electronics stores and furniture stores. Our national advertising is display advertising primarily from advertisers promoting products or services on a national basis and is sold through our national sales force.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 24.0% of total revenues of our newspaper operations in 2015.

Digital revenues represented 7.7% of total revenues for our newspaper operations in 2015. Digital revenues are generated from advertising on our websites and digital subscriptions to the e-editions of our newspapers. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

Seasonality and Cyclicality

Québec newspaper publishing companies operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall.

Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue.

Internet/Portals

Media Properties

The Media segment, excluding TVA Group’s Internet properties and the websites dedicated to our daily newspapers, operates the following portals, destination sites and e-commerce properties:

•

Canoe Network (canoe.ca), a French-language portal, includes information and service sites for the general public. As such, it is one of the most popular Internet destinations in the Province of Québec, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of the Canoe Network’s annual revenues. The English version of the Canoe portal was sold as part of the Postmedia Transaction;

•	French-language version of Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•	Our local classified sites attached to our large urban newspaper brands; and

•

Micasa.ca, one of the leading real-estate listing sites in the Province of Québec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners.

Commercial Printing

Through our wholly-owned subsidiary Quebecor Media Printing, we operate a printing facility located in Mirabel, Québec, where Le Journal de Montréal and the 24 Heures (Montréal) are printed.

We also offer third party commercial printing services, which provide us with an additional source of revenue that leverages existing equipment with excess capacity. In our third party commercial printing operations, we compete with other newspaper publishing companies as well as commercial printers. Our competitive strengths in this area include our modern equipment, and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

Other Operations

Music Distribution

Through certain divisions and subsidiaries of Select Music (previously named Archambault Group until the Archambault Transaction), we distribute CDs, DVDs, Blu-ray discs, online music by way of file transfer and we offer services in the following areas: music recording, video production and creative licencing, including music for films, advertising and television shows.

Select Music is one of the largest independent music distributors in Canada with a 19% market share in the Province of Québec and a 56% market share for French content in the Province of Québec. Select Music has a catalogue of over 8,300 different CDs, LPs or other audio formats and over 1,640 DVDs or other video formats, a large number of which are from French-speaking artists. In addition, it is a digital aggregator of downloadable products with a selection of approximately 106,000 songs available through 151 retailers worldwide.

Out-of-Home Advertising

We are involved in out-of-home advertising through the installation, maintenance and management of out-of-home advertisement, including on transit and bus shelters. In relation thereto, we entered into a 10-year agreement with Société de transport de Lévis, a 20-year agreement with Société de transport de Laval, and a 20-year agreement with Société de transport de Montréal (STM).

Content Provider and Advertising Services

Through QMI Agency, we provide content to external customers as well as to certain of our subsidiaries and divisions and, through QMI Media Sales, we offer integrated, diversified and complete advertising services to our clients.

Consulting Services for Online Video Content

In 2015, we created Goji Studios, an innovative custom-tailored initiative to help and promote the most talented Youtubers in the development of their multi-platform brand. Goji Studios provides services related to audience development, monetisation, distribution and media.

Sports and Entertainment

Our activities in the Sports and Entertainment segment consist primarily of the production, promotion and management of live shows and of various sporting, cultural and corporate events, the operation of two QMJHL teams and the operation and management of the Videotron Centre.

Videotron Centre

The Videotron Centre is an arena located in Québec City that has 18,400 seats and is home to the Remparts de Québec as well as the host of a variety of events and shows featuring local and international artists. Through a 25-year agreement entered into with Québec City, we were granted both the management and naming rights through 2040. On April 7, 2015, the Québec City arena officially became known as the Videotron Centre and officially opened in September 2015.

We have entered into an 8-year strategic partnership with AEG Facilities, a leader in sports and entertainment venue management. The AEG Live division supports the Sports and Entertainment segment in booking events, shows and tours for the Videotron Centre. We have also entered into strategic partnerships for the operation of the Videotron Centre with Live Nation Entertainment, involving two of its principal divisions, namely Live Nation Concerts, the global market leader in concert production, and Ticketmaster, its ticketing service operating in the Province of Québec under the name “Admission”. Finally, we have entered into a strategic partnership with Levy Restaurants, with an emphasis on building a world class culinary experience in the Videotron Centre through a local food and beverage program, Labatt Breweries of Canada as the Videotron Centre’s official beer supplier and Alex Coulombe ltée as its official supplier of soft drinks, sparkling water and isotonic sports drinks.

QMJHL Hockey Teams

We own two QMJHL franchises, namely the Armada de Blainville-Boisbriand (70%) and the Remparts de Québec (100%). As part of the transaction involving the acquisition of the Remparts de Québec, we also acquired rights to organize a WTA sanctioned professional tennis tournament (namely, the “Coupe Banque Nationale”).

National Hockey League Expansion Application

On July 20, 2015, we officially filed an application for the acquisition of a professional hockey franchise in Québec City through the NHL’s expansion process.

Event Production and Management

Through Gestev, a sports and cultural events manager, we produce numerous high-profile events such as the Red Bull Crashed Ice extreme ice skating race, Vélirium (International Mountain Bike Festival and UCI World Cup), the Transat Québec Saint-Malo sailing race, Ski Tour (FIS Cross-Country World Cup), and the Snowboard Jamboree (including the FIS Snowboard World Championships) as well as over 100 corporate, private and public events.

Music shows and concerts

Through Musicor Spectacles, a division of Select Music, we offer services in the following areas: live-event show production, music shows and concerts.

We own 100% of the issued and outstanding capital stock of Gestev, Québecor Sports et divertissement Inc. (which also owns the Remparts de Québec), and Select Music.

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

Our past and current properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. As part of our Film Production & Audiovisual Services Business, we own certain studios and vacant lots, some of which are located on a former landfill, which produces landfill gas. Where applicable, the landfill gas is managed in accordance with provincial regulations

We are not currently conducting or planning any material study or remedial measure. Furthermore, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

C - Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 18, 2016 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

Quebecor, a communications holding company, owns 81.1% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of CDPQ, owns the other 18.9% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The CDPQ is one of Canada’s largest pension fund managers.

D - Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, (187,592 square feet) in the same building as Quebecor Media’s head office.

Videotron also owns or leases several buildings in Montréal and in Québec City, as indicated in the following table which presents, for each building, the address, the leased or owned status of the property, the primary use of the main facilities and the approximate square footage. In addition to the buildings indicated in the following table, Videotron owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices.

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 800 de la Gauchetière Street	Leased property	Office space	52,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	54,000

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Québec City, Québec 2675 Parc Technologique Blvd.	Owned property	Data Centre and Office space	47,000	(1)

(1)	This number includes an additional 23,000 square feet that is currently under construction.

Media

Newspaper and Commercial Printing Operations

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our newspaper and commercial printing operations. No other single property currently used in our newspaper and commercial printing operations exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Le Journal de Montréal 24 Heures (Montréal)	235,000

Montréal, Québec 4545 Frontenac Street	Operations building — Le Journal de Montréal	138,200

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	56,900

Broadcasting Operations

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

Film Production & Audiovisual Operations

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our Film Production & Audiovisual Services Business operations. No other single property currently used in our Film Production & Audiovisual Services Business operations exceeds 50,000 square feet.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Montréal, Québec 2170, Pierre-Dupuy Avenue and 1701-1777, Carrie-Derick Street	Production studio	298,000

St-Hubert, Québec 4801, Leckie Street	Production studio	114,000

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

E - Regulation

Ownership and Control of Canadian Broadcast Undertakings

The Canadian Government has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction to the CRTC (Inegibility of Non-Canadians) (the “Direction to CRTC”), means, among other things, a citizen or a permanent resident of Canada or a qualified corporation. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron and TVA Group are qualified Canadian corporations.

Regulations made under the Broadcasting Act require the prior approval of the CRTC for any transaction that directly or indirectly results in a change in effective control of the licensee of a broadcasting distribution undertaking (“BDUs”) or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), or the acquisition of a voting interest above certain specified thresholds.

Diversity of Voices

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices,” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; the common ownership of BDUs; and the common ownership of over-the-air television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings and TVA Group’s broadcasting activities are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act, which empowers Innovation, Science and Economic Development Canada to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Broadcasting License Fees

Programming and BDU licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, is to be paid on a pro rata basis by all broadcasting undertakings with licensed activity that exceeds $1,500,000. The total annual amount to be assessed by the CRTC is the lower of: (i) $100,000,000, and (ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, DTH operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and mainstream sports Category C digital services.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations promote competition among BDUs and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The Broadcasting Distribution Regulations introduced important new rules, including the following:

•

Competition and Carriage Rules. The Broadcasting Distribution Regulations provide equitable opportunities for all distributors of broadcasting services and prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behaviour on the part of certain distributors. Signal carriage and substitution requirements are imposed on all cable television systems.

•

Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Moreover, the CRTC found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing BDUs to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

Pursuant to Broadcasting Regulatory Policy CRTC 2015-96, as of March 1st, 2016, the CRTC will regulate the fees charged by cable or non-cable BDUs. The price of the entry-level basic service offering will be limited to $25 or less per month.

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith. In Broadcasting Regulatory Policy CRTC 2015-438, the code of conduct was replaced by the Wholesale Code.

Hybrid Video-on-demand (VOD) License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. The CRTC will authorize these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (DMEO), provided that this service is delivered and accessed over the Internet without authentication to a BDU or mobile subscription. Club illico qualifies as a hybrid VOD service.

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

New Media Broadcasting Undertakings

Since 2009, the description of a “new media broadcasting undertaking” encompasses all Internet-based and mobile point-to-point broadcasting services, (Broadcasting Order CRTC 2009-660). In 2012, the Supreme Court of Canada upheld the Federal Court of Appeal’s decision to the effect that Internet access providers play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

On July 26, 2012, the CRTC amended the Exemption Order for digital media broadcasting undertakings, Broadcasting Order CRTC 2012-409. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following:

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

Copyrights Royalties Payment Obligations

Videotron and TVA Group have an obligation to pay copyright royalties set by Tariffs of the Copyright Board. The Copyright Board establishes the royalties to be paid for the use of certain copyright tariff royalties that Canadian broadcasting undertakings, including cable, television and specialty services, pay to copyright societies (being the organization that administers the rights of several copyright owner). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

The Copyright Act provides for the payment of various royalties, including in respect of the communication to the public of musical works (either through traditional cable services or over the Internet), the retransmission of distant television and radio signals. Distant signal is defined for that purpose in regulations adopted under the authority of the Copyright Act.

The Government of Canada may from time to time make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other purposes. Any such amendments could result in our broadcasting undertakings being required to pay additional tariff royalties.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act received royal assent. These amendments clarify ISPs’ liability with respect to acts other than communication to the public by telecommunication, such as reproductions, implements “safe harbours” for the benefit of ISPs, and further put in place a “notice and notice” process to be followed by ISPs, meaning that copyright infringement notices must now be sent to the Internet end-users by ISPs.

Canadian Broadcast Programming (Off the Air Stations and Specialty Services)

Programming of Canadian Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. A private television station is required to devote not less than 55% of the broadcast year, and not less than 50% of the evening broadcast period (6:00 p.m. to midnight) to the broadcast of Canadian programs. Specialty services also have to maintain a specified percentage of Canadian content in their programming which is generally set forth in the conditions of their respective license. In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC decided to abolish, as of September 2017, the requirement of 55% of Canadian content during a given broadcast year, but decided to maintain the requirement of 50% during the evening broadcast period. Moreover, all pay and specialty services will have to devote only 35% of their content to Canadian content during a given broadcast year. However, as an exception to this policy, the CRTC will maintain all exhibition requirements for those services that benefit from mandatory distribution under the Broadcasting Act.

In the same Policy, the CRTC eliminated immediately the genre exclusivity policy and related protections for all English- and French-language discretionary services including Canadian VOD services. As an exception to the general rule of elimination of genre protections, the CRTC will retain the conditions of license relating to nature of service for those services that benefit from a mandatory distribution, for national news services and for sports services.

TVA Group’s Conditions of License

TVA Group’s license (TVA Network as well as several TVA Group specialty services) is subject to the following conditions:

•	TVA Group shall, in each broadcast year, devote to the acquisition of or investment in Canadian programming at least 80% of the current broadcast year’s programming expenditures of the TVA Network.

•

The CRTC chose to continue to require for the local TVA Network station in Québec City, that, of the 18 hours of local programming per broadcast week, 9 hours must focus specifically on the Québec region, including 5 hours and 30 minutes of local newscasts (including two local newscasts on weekends), and the remaining 3 hours and 30 minutes of other programs broadcast which specifically reflect the cultural, economic, political and social reality of the local Québec market and that may be broadcast on the TVA Network.

The conditions of license came into force on September 1, 2012 and will remain applicable until August 31, 2017.

Review of the television regulatory framework

Many decisions were published in 2015 pursuant to an initiative launched by the CRTC, “Let’s Talk TV: A Conversation with Canadians”, to discuss the future of the television system in Canada. The CRTC has decided, amongst others, to lower exhibition requirements for private television stations and specialty services as of September 2017, to abolish immediately genre exclusivity for specialty services, to create hybrid video on demand licences, to mandate BDUs to offer a reduced basic service at $25 as of March 1st, 2016 and to offer all specialty services “à la carte”, as of December 1st, 2016. Moreover, the CRTC has launched a local and community television proceeding in order to review the applicable policy and to rebalance the available funding in order to help local television stations.

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

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Innovation, Science and Economic Development Canada under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Our AWS-1 licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight.

Our 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by Innovation, Science and Economic Development Canada following a public consultation.

Our AWS-3 licenses were issued on April 21, 2015, after final payment of our winning bids, and have a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz licenses.

Our 2500 MHz licences were issued on June 24, 2015, after final payment of our winning bids, and have a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz and AWS-3 licenses.

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

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003, that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structures of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory.

Right to Access to Municipal Rights-of-Way

Pursuant to sections 42, 43 and 44 of the Telecommunications Act, the CRTC possesses certain construction and expropriation powers related to the installation, operation and maintenance of telecommunication facilities. In the past, most notably in Telecom Decision CRTC 2001-23, the CRTC has used these powers to grant Canadian carriers access to municipal rights-of-way under terms and conditions set out in a municipal access agreement.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time we offer any new retail Internet service speed, we are required to file proposed revisions to our third party Internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Several third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services.

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. As a result of this decision, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

On October 20, 2015, Bell Canada filed a petition requesting the Governor in Council to modify the CRTC’s wholesale policy framework decision to exclude high-speed services provided over fibre-access facilities and DOCSIS 3.1 access facilities. The Governor in Council may, within one year of the date of the original decision, vary or rescind the decision or refer it back to the CRTC for reconsideration of all or a portion of it. Any of these actions, if taken, could have an impact on the competitive environment emerging from the decision.

Regulatory Framework for Mobile Wireless Services

In June 2013, the predecessor to Innovation, Science and Economic Development Canada published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when Videotron exercises its option to sell its Toronto AWS-1 license to Rogers under the Rogers LTE Agreement.

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

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and mobile virtual network operator (MVNO) access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. A tariff proceeding is currently underway to determine these rates. The CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. The result of the wholesale roaming tariff proceeding may have an impact on Videotron’s roaming cost structure and on the types of retail packages it is able to offer its customers in this regard.

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (C-43) received Royal Assent. This bill amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Innovation, Science and Economic Development Canada the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

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

On June 26, 2014, the predecessor to Innovation, Science and Economic Development Canada announced changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. These changes are largely consistent with the joint protocol cited above.

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

ITEM 4A — UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning the operating results and financial condition of Quebecor Media Inc. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

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

OVERVIEW

Quebecor Media is one of Canada’s leading telecommunications and media companies, with activities in television distribution, Internet access, cable and mobile telephony services, over-the-top video services, business solutions (including data centres), television broadcasting, studio rental, soundstage, equipment leasing, and post-production services for the film and television industries, newspaper publishing and distribution, Internet portals and specialized websites services, book and magazine publishing and distribution, video and console games rental and distribution, music recording, production and distribution, out-of-home advertising, operation and management of a world class arena, ownership and management of Québec Major Junior Hockey League (“QMJHL”) teams, show production and sporting and cultural events management and promotion. Through its Videotron subsidiary, Quebecor Media is a premier cable and mobile communication service provider. Quebecor Media holds leading positions through its media segment in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of media properties.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services and over-the-top video service; business solution services; television broadcasting advertising, subscription and distribution; newspaper advertising and subscription; book and magazine publishing and distribution; Internet/portal and specialized website advertising; distribution (physical and digital) and production of music products (CDs, DVDs, Blu-ray discs and music recording); event management, promotion and production; and rental and sale of videos and games.

The major components of Quebecor Media’s subsidiaries’ costs are comprised of employee costs and purchase of goods and services costs, which include royalties, rights and creation costs, cost of products sold, service contracts, marketing, circulation and distribution expenses, and building expenses.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media, and Sports and Entertainment.

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. The significant subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth, due to the penetration rates currently reached.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its cable and mobile networks, the launch and expansion of new or additional services to support growth in its customer base and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure upgrade, as well as costs relating to advancements in Internet access, ultra-high definition television (“UHD”) and TV everywhere/every platform requiring IP technology. In addition, the demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further increase in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Telecommunications segment may have to acquire additional spectrum in the future, as available.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the Media segment in particular, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

In the Media segment, the broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only toward specialty channels, but also toward content delivery platforms that allow users greater control over content and timing, such as the Internet, video-on-demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies in media placement. The Media segment is taking steps to adjust to the profound changes occurring in the broadcasting industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want. Moreover, newspaper circulation, measured in terms of copies sold, has been declining in the newspaper industry over the past several years. The traditional run of press advertising for major multimarket retailers has been declining over the past few years due to consolidation in the retail industry, combined with a shift in marketing strategy toward other media. In order to respond to such competition, the Media segment’s operations continue to develop their Internet presence through branded websites, including French-language portals and specialized sites.

The Sports and Entertainment segment has recently made and is continuing to make significant investments in its efforts to develop the business. The Corporation expects that additional capital expenditures and other investments will be required in order to expand the Sports and Entertainment segment.

DISCONTINUED OPERATIONS

On September 27, 2015, Quebecor Media closed the sale of the retail business of Archambault Group Inc. (“Archambault Group”), including the 14 Archambault stores, the archambault.ca portal and the English-language Paragraphe Bookstore, to Groupe Renaud-Bray inc. for a cash consideration of $14.5 million, less disposed-of cash in the amount of $1.1 million, and a $3.0 million balance due. The transaction was approved by the Competition Bureau on September 4, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On April 13, 2015, Quebecor Media closed the sale, announced on October 6, 2014, of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. The payment consisted of the selling price of $316.0 million less $10.5 million for customary adjustments and adjustments related to real estate properties sold by Sun Media Corporation prior to closing. A $1.3 million working capital adjustment was also paid. The transaction was approved by the Competition Bureau on March 25, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News. The operating results and cash flows related to that business have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million. An $8.2 million amount was also received in connection with certain adjustments as part of the transaction. The results of operations and cash flows related to that business, as well as the $41.5 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2014, Quebecor Media closed the sale of 74 Québec weeklies to Transcontinental Interactive Inc. (“Transcontinental Interactive”), a subsidiary of Transcontinental Inc. (“Transcontinental”), for a cash consideration of $75.0 million. A $4.0 million working capital adjustment was also received ($3.4 million in 2014 and $0.6 million in 2015). The transaction was approved by the competent regulatory authorities, specifically the Competition Bureau. The results of operations and cash flows related to those businesses, as well as the $7.9 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2013, Quebecor Media sold its specialized website Jobboom for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million, and on November 29, 2013, it sold its specialized website Réseau Contact for a cash consideration of $7.1 million, net of disposed-of cash in the amount of $0.4 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2015.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2015

	Percentage of vote	Percentage of equity

Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9	68.4
MediaQMI Inc.	100.0	100.0
QMI Spectacles inc.	100.0	100.0

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the changes described under “Discontinued Operations” above and the following change:

On March 20, 2015, TVA Group Inc. (“TVA Group”) completed a rights offering whereby it received net proceeds totalling $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value, of TVA Group (“TVA Group Class B Non-Voting Shares”). Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Non-Voting Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

HIGHLIGHTS SINCE END OF 2014

•	Quebecor Media’s sales totalled $3.88 billion in 2015, a $271.8 million (7.5%) increase compared with 2014.

Telecommunications

•

In 2015, the Telecommunications segment grew its revenues by $169.7 million (6.0%) to break through the $3.00 billion mark. Adjusted operating income increased by $32.6 million (2.4%), despite a $21.1 million unfavourable variance in one-time items.

•

Videotron recorded strong revenue increases for three of its services in 2015: mobile telephony ($116.0 million or 40.3%), Internet access ($64.6 million or 7.5%), and over-the-top video ($11.4 million or 93.4%).

•

Net increase of 168,200 revenue-generating units[1] (3.1%), including increases of 135,800 subscriber connections to the mobile telephone service, the largest 12-month increase since 2011, 79,800 customers for the over-the-top video service, and 30,700 customers for the cable Internet access service.

•

Videotron’s average monthly revenue per user (“ARPU”) increased by $10.52 (8.4%) from $125.16 in 2014 to $135.68 in 2015, including a $5.03 (11.7%) increase in revenues per user from the mobile telephony service.

•

On January 7, 2016, Videotron announced the acquisition of Fibrenoire inc. (“Fibrenoire”), which provides fibre-optic connectivity services to businesses, for a cash consideration of $125.0 million, including $120.6 million paid at closing, subject to certain adjustments. Combining the capabilities of Videotron Business Solutions and Fibrenoire will help continue meeting the growing demand from business customers for fibre-optic connectivity, and will strengthen Videotron’s leadership in business telecommunications services.

•

On October 27, 2015, Videotron announced a multi-year $35.0 million expansion of the 4Degrees Colocation Inc. (“4Degrees Colocation”) data hosting centre in Québec City, which was acquired on March 11, 2015 for a $35.5 million consideration. A $0.2 million working capital adjustment was received in June 2015. The project will add two new server rooms to the facility. On September 16, 2015, Videotron announced construction of a 33,000 square feet data centre in Montréal to provide business customers with the colocation solutions they need for hosting and processing the increasing quantities of data. The $40.0 million investment will be spread over several years.

•

On October 15, 2015, the Supreme Court of Canada refused a motion from Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to appeal a Québec Court of Appeal judgment ordering it to pay Videotron $135.3 million and TVA Group $0.6 million, including interest, as compensation for having failed to implement an appropriate security system in a timely manner to prevent piracy of its satellite television service’s signals between 1999 and 2005, harming its competitors and broadcasters. The $139.1 million gain related to this settlement was recognized in the third quarter of 2015.

•

On October 2, 2015, Quebecor Content, a division of Quebecor Media, announced a strategic partnership with NBCUniversal International Studios to develop new entertainment and studio-based formats suitable for global audiences. On July 15, 2015, Quebecor Content announced a long-term, multiplatform agreement with Sony Pictures Television Canada (“Sony Canada”), one of the world’s largest producers and distributors of entertainment content. The partnership will allow Videotron to offer a vast selection of movies and television series on its over-the-top video service, and will give TVA Group’s television channels exclusive French-language broadcast rights to productions in Sony Canada’s catalogue.

•

On August 27, 2015, Videotron launched Unlimited Music, a service that allows some subscribers to its LTE mobile network to stream music without restriction via the most popular platforms, such as Stingray, Rdio, Google Play, Deezer and Spotify, without using their mobile data plan.

•

On August 11, 2015, Videotron released the illico 4K Ultra-HD PVR, thereby becoming the first Canadian telecommunications provider to offer customers throughout its service area an UHD set-top box. UHD is a digital video format that supports 3840 x 2160 pixel resolution, four times as many pixels as high definition (“HD”), delivering superior image quality.

•

On May 12, 2015, after the closing of the Innovation, Science and Economic Development (“ISED”) Canada auction for 2500 MHz commercial mobile spectrum, Quebecor Media announced that its Videotron subsidiary was the successful bidder for 18 licences covering all of the Province of Québec, as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton, and Vancouver. The licences make it possible to reach approximately 65% of Canada’s population, more than 21 million people. They were acquired at a total cost of $187.0 million.

[1]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

•

On March 6, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for four 30 MHz licences in ISED Canada’s auction for commercial mobile spectrum in the AWS-3 band. The licences for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario/Outaouais, covering 100% of Québec’s population plus the Ottawa area, were obtained at a total price of $31.8 million.

Media

•	The Media segment’s revenues grew by $112.8 million (13.2%) and its adjusted operating income by $11.8 million (20.2%) in 2015.

•

According to the fall 2015 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures Montréal remain Québec’s news leaders with more than 3.8 million readers per week across all platforms (print, mobile and Web). TVA Publications Inc. (“TVA Publications”) is now Canada’s largest magazine publisher with 10.8 million readers per week across all platforms.

•

On August 26, 2015, to support the promotion of its film production and audiovisual services in Québec and on the international scene, and to modernize their brand image, TVA Group brought all its teams’ strengths and creative talents together behind a brand that already enjoys a firmly established reputation in the industry: MELS.

•

During its first season as the exclusive French-language broadcaster of the National Hockey League (“NHL”) playoffs, TVA Sports became the most-watched sports channel in Québec. The audience for the 12 playoff games involving the Montréal Canadiens in the spring of 2015 averaged 1,577,000 and peaked at 2.5 million, for a 49.1% market share. Since the addition of NHL games to its schedule, TVA Sports has significantly increased its subscriber base. At the end of 2015, it stood at more than 2.0 million.

•

On April 12, 2015, TVA Group reached an agreement with Transcontinental to acquire 14 magazines, including 4 magazines owned and operated in partnership, as well as 3 websites and custom publishing contracts, for a cash consideration of $55.5 million. A $0.8 million preliminary working capital adjustment was paid in the fourth quarter of 2015. The transaction was announced on November 17, 2014 and approved by the Competition Bureau on March 2, 2015.

•

Season 3 of La Voix achieved record ratings during its run from January 18 to April 12, 2015. The weekly gala attracted an average audience of 2,787,000 (source: Numeris, French Québec, January 18 to March 29, 2015, T2+) and an average market share of 59%. The creation of value-added multiplatform content around this high-quality television program illustrates Quebecor’s successful convergence strategy, which benefits all its media properties.

•

In 2015, the Corporation performed impairment tests on its cash generating units (“CGUs”) and concluded that the recoverable amounts of its Newspapers and Broadcasting CGUs were less than their carrying amount. The recoverable amounts of those CGUs were adversely affected by declining newspaper and commercial printing volumes at the Mirabel printing plant and continuing pressure on advertising revenues in the newspaper and television businesses. Accordingly, an $85.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized for the Broadcasting CGU.

Sports and Entertainment

•

On December 21, 2015, Event Management Gestev Inc. (“Gestev”) and Groupe Boucher Sports announced the acquisition of the assets of Marathon de Québec inc. (“Marathon de Québec”). Under the partnership, Gestev will become the producer of major Québec City-area events for runners and walkers at all levels, starting in 2016.

•

On September 29, 2015, Quebecor senior management presented the Corporation’s bid for a professional hockey franchise in Québec City to the NHL Executive Committee meeting in New York City. Quebecor had officially filed an application under the NHL expansion process on July 20, 2015.

•

The Videotron Centre officially opened on September 8, 2015. The opening ceremonies, held September 12, 2015 before the season opener of the Remparts de Québec of the QMJHL, were broadcast on TVA Sports. On September 16, 2015, the rock band Metallica performed at the Videotron Centre in the first major international event at the multifunctional venue. On September 28, 2015, the Montréal Canadiens and the Pittsburgh Penguins, two NHL teams, played a preseason game at the Videotron Centre before a sell-out crowd of 18,250.

•

On April 2, 2015, Quebecor Media announced an eight-year strategic partnership with AEG Facilities, the world leader in sports and entertainment venue management. The AEG Live division will support the Sports and Entertainment segment in booking events, shows and tours for the Videotron Centre.

•

On February 3, 2015, Quebecor Media announced a strategic partnership with Live Nation Entertainment, including an alliance with Live Nation Concerts, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in Québec under the name Réseau Admission. On the same date, Quebecor Media formed a strategic partnership with Levy Restaurants for the operation of food concessions at the Videotron Centre.

Financial transactions

•

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5.75% Senior Notes maturing on January 15, 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. Videotron used the proceeds to repay a portion of the amounts due under its credit facilities.

•

On September 9, 2015, Quebecor Media repurchased for cancellation 7,268,324 Common Shares of Quebecor Media held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de depot et placement du Québec, for an aggregate purchase price of $500.0 million, payable in cash.

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered into a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s secured revolving credit facility.

•

On April 10, 2015, Videotron completed the redemption of the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, and unwound the hedges in an asset position.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling $110.0 million from the issuance of 19,434,629 TVA Group Class B Non-Voting Shares. Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Non-Voting Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under IFRS, as net income (loss) before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, gain (loss) on litigation, restructuring of operations and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and (loss) income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. It therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2015 and 2014 presented in Table 2 below is derived from the unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted operating income measure used in this report to the net income (loss) measure used in the consolidated financial statements

(in millions of CAN dollars)

	Year ended December 31			Three months ended December 31
	2015	2014	2013	2015	2014
Adjusted operating (loss) income:
Telecommunications	$1,385.8	$1,353.2	$1,292.8	$349.0	$345.4
Media	70.2	58.4	95.2	22.3	13.8
Sports and Entertainment	(11.7)	(2.8)	(0.5)	(3.1)	(1.0)
Head Office	(3.5)	(3.6)	0.1	(5.0)	(4.1)

	1,440.8	1,405.2	1,387.6	363.2	354.1
Depreciation and amortization	(691.0)	(658.3)	(621.3)	(175.9)	(172.3)
Financial expenses	(309.2)	(323.8)	(360.2)	(78.8)	(77.6)
Loss on valuation and translation of financial instruments	(3.8)	(3.1)	(244.4)	(6.4)	(5.2)
Gain (loss) on litigation, restructuring of operations and other items	117.2	(49.6)	(10.5)	(7.9)	(44.3)
Impairment of goodwill and other assets	(230.7)	(81.0)	(26.4)	(3.7)	—
Loss on debt refinancing	(12.1)	(18.7)	(18.9)	—	—
Income taxes	(104.1)	(102.3)	(41.7)	(22.5)	(26.2)
(Loss) income from discontinued operations	(19.7)	(81.6)	(216.6)	(0.9)	15.8

Net income (loss)	$187.4	$86.8	$(152.4)	$67.1	$44.3

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, the reduction of paid-up capital, the repayment of long-term debt and the repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends, the reduction of paid-up capital, the repayment of long-term debt and the repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 7 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the consolidated financial statements.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2015/2014 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $3.88 billion, a $271.8 million (7.5%) increase.

•	Revenues increased in Telecommunications ($169.7 million or 6.0% of segment revenues), Media ($112.8 million or 13.2%), and Sports and Entertainment ($16.1 million).

Adjusted operating income: $1.44 billion, a $35.6 million (2.5%) increase.

•

Adjusted operating income increased in Telecommunications ($32.6 million or 2.4% of segment adjusted operating income), despite a $21.1 million unfavourable variance in one-time items, and in Media ($11.8 million or 20.2%).

•	The Sports and Entertainment segment posted an unfavourable variance in adjusted operating income ($8.9 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $4.9 million favourable variance in the stock-based compensation charge in 2015 compared with 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $4.7 million unfavourable variance in the Corporation’s stock-based compensation charge in 2015.

Net income attributable to shareholders: $207.6 million in 2015 compared with $107.6 million in 2014, a $100.0 million favourable variance.

•	The favourable variance was due primarily to:

•	$166.8 million favourable variance in the gain (loss) on litigation, charge for restructuring of operations and other items, including $34.3 million without any tax consequences;

•	$61.9 million favourable variance in the loss related to discontinued operations;

•	$35.6 million increase in adjusted operating income;

•	$14.6 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$149.7 million increase in non-cash charge for impairment of goodwill and other assets, including $60.3 million without any tax consequences;

•	$32.7 million increase in the depreciation and amortization charge.

Depreciation and amortization: $691.0 million in 2015, a $32.7 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in the LTE network and expenditures resulting from the promotional strategy focused on equipment leasing, partially offset by the cessation of amortization of spectrum licences in accordance with a change in the estimate of their useful life (see “Change in Accounting Estimates” below).

Financial expenses: $309.2 million, a $14.6 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower average indebtedness.

Loss on valuation and translation of financial instruments: $3.8 million in 2015 compared with a $3.1 million loss in 2014, a $0.7 million unfavourable variance.

Gain on litigation, charge for restructuring of operations and other items: $117.2 million in 2015, compared with a $49.6 million loss in 2014, a $166.8 million favourable variance.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group and ordered Bell ExpressVu to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million, including interest, for having neglected to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu’s motion to appeal the decision. A $139.1 million gain on litigation was recorded in the statement of income in 2015. In 2014, the Telecommunications segment recorded a $34.3 million charge (without any tax consequences), including interest, following a trial judgment against Videotron. Videotron has applied for leave to appeal. A $1.0 million interest expense was recorded in 2015 in connection with this ruling.

•

In 2015, the Telecommunications segment recognized an $8.8 million charge for restructuring of operations ($1.8 million in 2014), mainly because of migration from analog to digital cable television service. The segment also recognized a $0.3 million charge for other items in 2015 ($3.4 million in 2014).

•

A $9.8 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in 2015 ($6.5 million in 2014). The segment also recognized a $0.7 million charge for other items in 2015 ($2.7 million in 2014).

•	The other segments recorded charges for restructuring of operations and other items of $1.3 million in 2015 ($0.9 million in 2014).

Charge for impairment of goodwill and other assets: $230.7 million in 2015, compared with $81.0 million in 2014, a $149.7 million unfavourable variance.

•

In 2015, Quebecor Media performed impairment tests on its CGUs and concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. The recoverable amount of those CGUs was adversely affected by declining newspaper and commercial printing volumes, and by continuing pressure on advertising revenues in the newspaper and television businesses. Accordingly, an $85.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU in 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized for the Broadcasting CGU in 2015. A $3.7 million impairment charge on intangible assets was also recognized in 2015 in other segments.

•

In 2014, Quebecor Media performed impairment tests on its Newspapers and Broadcasting CGUs. Accordingly, a $30.0 million non-cash impairment charge (without any tax consequences) was recorded in the Newspapers CGU, as well as a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences), and a $9.3 million non-cash goodwill impairment charge (including $3.9 million without any tax consequences) in the Broadcasting CGU.

Loss on debt refinancing: $12.1 million in 2015, compared with $18.7 million in 2014, a $6.6 million favourable variance.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the related hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed, on April 24, 2014, US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018, at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed, on April 25, 2014, the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount, and settled the related hedges. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $104.1 million (effective tax rate of 24.4%) in 2015, compared with $102.3 million (effective tax rate of 28.4%) in 2014, a $1.8 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The impact of the increase in taxable income was offset by the impact of the decrease in the effective tax rate.

•

The favourable variance in the effective tax rate was mainly due to the impact of a decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,806,000 homes and businesses. It offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones, Internet access service, analog cable television and digital cable television (“illico Digital TV”) services, including video on demand, pay-per-view and pay TV, as well as cable telephony and over-the-top video. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephony, high-speed data transmission, Internet access, hosting, and cable television services.

The segment is also engaged in retail sales and rentals of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) and its franchise network.

2015 operating results

Revenues: $3.00 billion in 2015, a $169.7 million (6.0%) increase.

•

Revenues from the mobile telephony service increased $116.0 million (40.3%) to $403.7 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $64.6 million (7.5%) to $920.7 million. The favourable variance was mainly due to higher per-subscriber revenues, increased usage, higher revenues from Internet access resellers, and customer base growth.

•

Combined revenues from all cable television services decreased $21.0 million (-2.0%) to $1.05 billion, due primarily to the impact of the net decrease in the customer base, higher discounts and the decrease in pay TV and video-on-demand orders, partially offset by higher per-subscriber revenues and increased revenues from the leasing of digital set-top boxes.

•

Revenues from the cable telephone service decreased $17.1 million (-3.6%) to $458.0 million, mainly because of higher discounts, lower long-distance revenues and the impact of the net decrease in subscribers.

•	Revenues from the over-the-top video service increased $11.4 million (93.4%) to $23.6 million, mainly because of subscriber growth.

•	Revenues of Videotron Business Solutions increased $3.5 million (5.3%) to $69.1 million.

•

Revenues from customer equipment sales increased $12.0 million (26.3%) to $57.6 million, mainly because of the growth in the number of subscriber connections to the mobile service and increased sales of more powerful equipment.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $1.5 million (-14.2%) to $9.1 million, mainly because of the impact of store closings and lower franchise fee revenues.

•	Other revenues increased $1.8 million (18.7%) to $11.4 million.

ARPU: $135.68 in 2015 compared with $125.16 in 2014, a $10.52 (8.4%) increase, including a $5.03 (11.7%) increase in revenues per user from the mobile telephony service.

Customer statistics

Revenue-generating units – As of December 31, 2015, the total number of revenue-generating units stood at 5,647,500, an increase of 168,200 (3.1%) in 2015, compared with an increase of 237,200 in 2014 (Table 3). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony – As of December 31, 2015, the number of subscriber connections to the mobile telephony service stood at 768,600, an increase of 135,800 (21.5%) in 2015, compared with an increase of 128,500 in 2014 (Table 3).

Cable Internet access – As of December 31, 2015, the number of subscribers to cable Internet access services stood at 1,568,200, an increase of 30,700 (2.0%) in 2015, compared with an increase of 31,500 in 2014 (Table 3). At December 31, 2015, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,806,000 homes and businesses passed by Videotron’s network as of the end of December 2015, up from 2,777,300 at the end of 2014) of 55.9% compared with 55.4% a year earlier.

Cable television – The combined customer base for all Videotron cable television services decreased by 45,400 (-2.5%) in 2015, compared with a decrease of 42,800 in 2014 (Table 3). At the end of 2015, Videotron had 1,736,900 subscribers to its cable television services. The household and business penetration rate was 61.9% versus 64.2% a year earlier.

•

As of December 31, 2015, the number of subscribers to the illico Digital TV service stood at 1,570,600, an increase of 17,000 (1.1%) in 2015, compared with an increase of 26,200 in 2014. As of December 31, 2015, illico Digital TV had a household and business penetration rate of 56.0% versus 55.9% a year earlier.

•

The customer base for analog cable television services decreased by 62,400 (-27.3%) in 2015, compared with a decrease of 69,000 in 2014, partly as a result of customer migration from analog to digital TV.

Cable telephony – As of December 31, 2015, the number of subscribers to the cable telephony service stood at 1,316,300, a decrease of 32,700 (-2.4%) in 2015, compared with an increase of 500 in 2014 (Table 3). At December 31, 2015, the cable telephony service had a household and business penetration rate of 46.9% versus 48.6% a year earlier.

Over-the-top video – As of December 31, 2015, the number of subscribers to the over-the-top video service stood at 257,500, an increase of 79,800 (44.9%) in 2015, compared with an increase of 119,500 in 2014 (Table 3).

Table 3

Telecommunications segment year-end customer numbers (2011-2015)

(in thousands of customers)

	2015	2014	2013	2012	2011
Mobile telephony[1]	768.6	632.8	504.3	403.8	290.7
Cable Internet	1,568.2	1,537.5	1,506.0	1,444.0	1,359.6
Cable television:
Analog[2]	166.3	228.7	297.7	374.1	463.9
Digital[2]	1,570.6	1,553.6	1,527.4	1,480.9	1,397.6

	1,736.9	1,782.3	1,825.1	1,855.0	1,861.5
Cable telephony[1]	1,316.3	1,349.0	1,348.5	1,316.3	1,245.9
Over-the-top video[2]	257.5	177.7	58.2	—	—

Total (revenue-generating units)	5,647.5	5,479.3	5,242.1	5,019.1	4,757.7

[1]	In thousands of connections.
[2]	Customer statistics have been restated for the years 2011-2014 to reflect certain reclassifications in cable television and the addition of the over-the-top video service.

Adjusted operating income: $1.39 billion, a $32.6 million (2.4%) increase caused primarily by:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including professional fees, engineering, customer service, advertising, and administration;

•	impact of the increased loss incurred on mobile device sales;

•	higher royalty costs at the cable television service, partly reflecting the unfavourable impact of a one-time retroactive adjustment of $7.2 million recorded in 2014;

•	$13.9 million unfavourable impact of recognition of other one-time items, including $10.6 million in provisions for legal disputes;

•	$3.8 million increase in stock-based compensation charge.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.9% in 2015 compared with 52.3% in 2014. The increase was due primarily to the increase in some operating expenses, the impact of the increased loss incurred on mobile device sales, higher royalty costs at the cable television service, the impact of recognition of other one-time items, and an increase in the stock-based compensation charge.

Cash flows from operations

Cash flows from segment operations: $666.5 million in 2015 compared with $665.3 million in 2014 (Table 4).

•

The $32.6 million increase in adjusted operating income was offset by a $30.3 million increase in additions to property, plant and equipment and to intangible assets, caused primarily by the impact of the promotional strategy focused on equipment leasing, spending on the construction and enlargement of data centres, and spending on the LTE network.

Table 4: Telecommunications

Cash flows from operations

(in millions of CAN dollars)

	2015	2014	2013
Adjusted operating income	$1,385.8	$1,353.2	$1,292.8
Additions to property, plant and equipment	(630.2)	(606.1)	(531.1)
Additions to intangible assets (excluding spectrum acquisitions)	(93.5)	(87.3)	(52.0)
Proceeds from disposal of assets	4.4	5.5	12.8

Cash flows from segment operations	$666.5	$665.3	$722.5

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels LCN, TVA Sports, addikTV, Argent, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. As well, TVA Group is engaged in commercial production, dubbing, custom publishing and premedia services through TVA Accès inc., and in the distribution of audiovisual products through its TVA Films division.

Through its subsidiaries TVA Publications Inc. and Les Publications Charron & Cie inc., TVA Group publishes more than 50 French- and English-language magazines in various categories, including show business, television, fashion, sports, and decorating. It is the largest magazine publisher in Canada.

TVA Group also operates a number of websites. Its leading sites by traffic are tvanouvelles.ca, tvasports.ca, canadianliving.com, and recettes.qc.ca.

TVA Group owns substantially all the assets of A.R. Global Vision Ltd. – now operated by Mels Studios and Postproduction G.P. (“MELS”) – which provides soundstage and equipment leasing, post-production and visual effects services to the film and television industries.

The Media segment of Quebecor Media also operates two paid-circulation daily newspapers, Le Journal de Montréal and Le Journal de Québec, and a free daily, 24 heures Montréal. According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers as of December 31, 2015 was approximately 2.6 million copies per week in print and 0.8 million copies in electronic formats.

The paid-circulation newspapers disseminate information in traditional print form, as well as through two urban daily news portals, journaldemontreal.com and journaldequebec.com. The Media segment also operates canoe.ca, a French-language portal that provides news and services for the general public, and the e-commerce sites micasa.ca (real estate) and autonet.ca (automobiles).

The Media segment’s portals log 6.5 million unique visitors per month in Canada (source: ComScore – December 2015).

The Media segment is engaged in the printing of newspapers, the distribution of newspapers and magazines, and in out-of-home advertising. It also operates Studios Goji inc., a talent collective that serves creators of online video content by providing personalized assistance in the development of new multiplatform business opportunities and by supporting creation. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties and to outside customers, as well as Quebecor Media Sales, which offers customers integrated, diversified, complete advertising services.

The Media segment owns CEC Publishing Inc., a publisher of school books, and Sogides Inc., which is engaged in general literature publishing through its 18 publishing houses, and in the physical and digital distribution of books through Messageries A.D.P inc., the exclusive distributor for approximately 200 Québec and European French-language publishers.

Finally, the Media segment is engaged in the distribution of CDs and videos (Distribution Select); distribution of music to Internet download services (Select Digital); music recording and video production (Musicor); and in recording live concerts.

2015 operating results

Revenues: $964.5 million in 2015, a $112.8 million (13.2%) increase.

•	Broadcasting revenues increased $48.3 million (12.7%), mainly due to:

•	increased advertising and subscription revenues at the specialty services, mainly TVA Sports, due primarily to the addition of NHL hockey broadcasts.

Partially offset by:

•	lower advertising revenues at TVA Network.

•	The acquisition of substantially all of the assets of MELS in December 2014 had a favourable impact, generating film production and audiovisual revenues in the amount of $60.1 million in 2015.

•	Newspaper publishing revenues decreased by $37.1 million (-14.5%).

•	Advertising revenues decreased 14.4%; circulation revenues decreased 2.8%; digital revenues increased 7.3%; combined revenues from commercial printing and other sources decreased 26.2%.

•

Magazine publishing revenues increased by $43.9 million (70.1%) in 2015, mainly because of the impact of the acquisition of magazines from Transcontinental on April 12, 2015, partially offset by the decrease in same-store revenues.

•	Quebecor Media Out of Home’s revenues increased by $2.5 million (26.0%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues were flat.

•	Music distribution and production revenues increased by $3.5 million (6.5%) mainly because of higher CD sales, due primarily to the release of singer-songwriter Adele’s hit album in 2015.

Adjusted operating income: $70.2 million in 2015, an $11.8 million (20.2%) increase.

•	Adjusted income from broadcasting operations increased $5.9 million (29.9%) to $25.6 million in 2015 due to:

•	impact of higher subscription and advertising revenues at TVA Sports;

•

lower operating expenses at TVA Network, including content costs and production expenses. The decrease in content costs also reflects the impact of adjustments made in 2014 to the cost of certain prior-year broadcasting rights related to indemnification clauses.

Partially offset by:

•	spending on content at TVA Sports;

•	impact of decrease in TVA Network’s advertising revenues.

•	The acquisition of substantially all of the assets of MELS, which generated adjusted operating income in the amount of $14.1 million in 2015, had a favourable impact.

•	Adjusted operating income from newspaper publishing decreased $9.7 million (-39.3%) due to:

•	impact of revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $6.3 million favourable impact related to restructuring initiatives.

•	Adjusted operating income from magazine publishing operations decreased by $2.0 million (-20.6%), mainly as a result of:

•	impact of decrease in same-store revenues.

Partially offset by:

•	impact of acquisition of magazines from Transcontinental;

•	decreases in some operating expenses, including labour costs.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $1.2 million as a result of the impact of the increase in revenues.

•	Adjusted operating income from book distribution and publishing decreased by $0.3 million (-3.4%).

•	Adjusted operating income from music distribution and production increased by $2.4 million, mainly because of the impact of higher revenues and lower operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 92.7% in 2015 compared with 93.1% in 2014. The favourable impact of the acquisition of substantially all of the assets of MELS and the impact of decreased operating expenses at TVA Network and newspaper publishing were largely offset by spending on content at TVA Sports and the impact of the decrease in newspaper revenues on a same-store basis (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues).

Cash flows from operations

Cash flows from segment operations: $24.9 million in 2015 compared with $16.9 million in 2014 (Table 5). The $8.0 million favourable variance was due primarily to the $11.8 million increase in adjusted operating income, partially offset by the $3.9 million increase in additions to property, plant and equipment.

Table 5: Media

Cash flows from operations

(in millions of CAN dollars)

	2015	2014	2013
Adjusted operating income	$70.2	$58.4	$95.2
Additions to property, plant and equipment	(36.0)	(32.1)	(26.4)
Additions to intangible assets	(9.3)	(9.3)	(8.8)
Proceeds from disposal of assets	—	(0.1)	0.3

Cash flows from segment operations	$24.9	$16.9	$60.3

Sports and Entertainment

The Sports and Entertainment segment includes the operations of the Videotron Centre following ratification in 2011 of an agreement between Quebecor Media and Québec City for usage and naming rights to the arena through 2040. The segment’s activities include production and coproduction of shows presented at the Videotron Centre and rental of the arena.

The Sports and Entertainment segment also includes the activities of the QMJHL hockey teams Armada de Blainville-Boisbriand and Remparts de Québec, the operations of Québec City sports and cultural events manager Gestev, concert production by Musicor Spectacles, and production of concert videos and television commercials by Les Productions Select TV inc.

On July 20, 2015, Quebecor officially filed an application for a professional hockey franchise in Québec City under the NHL expansion process.

2015 operating results

Revenues: $23.2 million in 2015 compared with $7.1 million in 2014. The $16.1 million increase was mainly due to the favourable impact on revenues of the acquisition of the Remparts de Québec of the QMJHL in November 2014 and the addition of revenues from events at the Videotron Centre.

Adjusted operating loss: $11.7 million in 2015 compared with $2.8 million in 2014. The $8.9 million unfavourable variance was due primarily to the startup of Videotron Centre management operations.

Cash flows from operations

Cash flows from segment operations: Negative $58.3 million in 2015 compared with negative $8.2 million in 2014 (Table 6).

•

The $50.1 million unfavourable variance was due primarily to the payment of $33.0 million to Québec City for 25-year naming rights to the new Videotron Centre, plus spending on leasehold improvements and startup of the arena, combined with an $8.9 million increase in the adjusted operating loss.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of CAN dollars)

	2015	2014	2013
Adjusted operating loss	$(11.7)	$(2.8)	$(0.5)
Additions to property, plant and equipment	(12.0)	(5.3)	(0.1)
Additions to intangible assets	(34.6)	(0.1)	—

Cash flows from segment operations	$(58.3)	$(8.2)	$(0.6)

2015/2014 FOURTH QUARTER COMPARISON

Analysis of Consolidated Results of Quebecor Media

Revenues: $1.02 billion, a $67.1 million (7.0%) increase.

•	Revenues increased in all segments: Telecommunications ($43.9 million or 6.0% of segment revenues), Media ($21.6 million or 8.8%), and Sports and Entertainment ($8.2 million).

Adjusted operating income: $363.2 million, a $9.1 million (2.6%) increase.

•

Adjusted operating income increased in Media ($8.5 million or 61.6% of segment adjusted operating income) and in Telecommunications ($3.6 million or 1.0%), despite an $11.9 million unfavourable variance in one-time items in the latter segment.

•	There was an unfavourable variance in adjusted operating income in Sports and Entertainment ($2.1 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.5 million favourable variance in the stock-based compensation charge in the fourth quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options resulted in a $1.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2015.

Net loss attributable to shareholders: $67.5 million in the fourth quarter of 2015, compared with $46.6 million in the same period of 2014, a $20.9 million favourable variance.

•	The favourable variance was due primarily to:

•	$36.4 million favourable variance in the loss on litigation, charge for restructuring of operations and other items, including $34.3 million without any tax consequences;

•	$9.1 million increase in adjusted operating income.

Partially offset by:

•	$16.7 million unfavourable variance in losses and gains on discontinued operations;

•	$3.7 million increase in non-cash charge for impairment of goodwill and other assets;

•	$3.6 million increase in the depreciation and amortization charge.

Depreciation and amortization charge: $175.9 million, a $3.6 million increase due essentially to the same factors as those noted above in the 2015/2014 financial year comparison.

Financial expenses: $78.8 million, a $1.2 million increase caused mainly by lower interest revenues on cash and cash equivalent balances, partially offset by the impact of lower interest rates on long-term debt due to debt refinancing at lower interest rates.

Loss on valuation and translation of financial instruments: $6.4 million in the fourth quarter of 2015 compared with $5.2 million in the fourth quarter of 2014, a $1.2 million unfavourable variance.

Loss on litigation, charge for restructuring of operations and other items: $7.9 million in the fourth quarter of 2015, compared with $44.3 million in the same period of 2014, a $36.4 million favourable variance.

•

In the fourth quarter of 2015, the Telecommunications segment recognized a $3.0 million charge for restructuring of operations ($0.8 million in the same period of 2014), mainly because of migration from analog to digital cable television service. The segment also recorded a $0.5 million reversal of the charge for other items in the fourth quarter of 2015 ($3.4 million expense in the fourth quarter of 2014).

•

In the fourth quarter of 2014, the Telecommunications segment recorded a $34.3 million charge (without any tax consequences), including interest, following a trial judgment against Videotron. Videotron has applied for leave to appeal. A $1.0 million interest expense was recorded in 2015 in connection with this ruling.

•

A $4.2 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in the fourth quarter of 2015 ($3.1 million in the same period of 2014). The segment also recorded a $2.8 million charge for other items in the fourth quarter of 2014.

•	The other segments recorded charges for restructuring and other items in the amount of $0.2 million in the fourth quarter of 2015 ($0.1 million gain in the same period of 2014).

Charge for impairment of goodwill and other assets: $3.7 million in the fourth quarter of 2015, reflecting impairment of intangible assets in some segments.

Income tax expense: $22.5 million in the fourth quarter of 2015 (effective tax rate of 24.9%) compared with $26.2 million in the same period of 2014 (effective tax rate of 29.4%), a $3.7 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The favourable variance in the income tax expense was due to the lower effective tax rate.

•

The favourable variance in the effective tax rate was mainly due to the impact of a decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $777.1 million, a $43.9 million (6.0%) increase essentially due to the same factors as those noted above in the 2015/2014 financial year comparison.

•	Revenues from mobile telephony service increased $28.0 million (33.5%) to $111.5 million.

•	Revenues from Internet access services increased $22.0 million (10.1%) to $239.5 million.

•	Combined revenues from all cable television services decreased $4.7 million (-1.8%) to $263.5 million.

•	Revenues from cable telephony service decreased $9.1 million (-7.5%) to $111.5 million.

•	Revenues from the over-the-top video service increased $2.2 million (45.8%) to $7.0 million.

•	Revenues of Videotron Business Solutions increased $1.3 million (7.7%) to $18.1 million.

•	Revenues from customer equipment sales increased $4.0 million (24.2%) to $20.5 million.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $0.6 million (-20.0%) to $2.4 million.

•	Other revenues increased $0.6 million (24.0%) to $3.1 million.

ARPU: $140.19 in fourth quarter 2015, compared with $129.36 in the same period of 2014, a $10.83 (8.4%) increase.

Customer statistics

Revenue-generating units – 41,600-unit increase (0.7%) in the fourth quarter of 2015, compared with an increase of 59,100 in the same period of 2014.

Mobile telephony – 26,100 (3.5%) increase in subscriber connections in the fourth quarter of 2015, compared with an increase of 42,400 in the same period of 2014.

Cable Internet access – 8,700-customer increase (0.6%) in the fourth quarter of 2015, compared with an increase of 3,700 in the same period of 2014.

Cable television – 9,000 (-0.5%) decrease in the combined customer base for all Videotron’s cable television services in the fourth quarter of 2015, compared with a decrease of 14,000 in the same period of 2014.

•	illico Digital TV: 6,000 subscriber increase (0.4%) in the fourth quarter of 2015, compared with an increase of 8,700 in the same period of 2014.

•	Analog cable TV: 15,000-subscriber decrease (-8.3%) in the fourth quarter of 2015, compared with a decrease of 22,700 in the same period of 2014.

Cable telephony – 13,200-customer decrease (-1.0%) in the fourth quarter of 2015, compared with a decrease of 7,000 in the same period of 2014.

Over-the-top video – 29,000-subscriber increase (12.7%) in the fourth quarter of 2015, compared with an increase of 34,000 in the same period of 2014.

Adjusted operating income: $349.0 million, a $3.6 million (1.0%) increase due primarily to:

•	impact of revenue increase.

Partially offset by:

•	higher royalty costs at the cable television service, partly reflecting the unfavourable impact of a one-time retroactive adjustment of $7.2 million recorded in the same period of 2014;

•	$4.6 million unfavourable impact of recognition of other one-time items;

•	increases in some operating expenses, primarily professional fees, advertising, marketing, and engineering;

•	higher costs for illico set-top boxes and impact of the increased loss incurred on mobile device sales.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 55.1% in the fourth quarter of 2015, compared with 52.9% in the same period of 2014. The increase was due primarily to higher royalty costs at the cable television service, the impact of recognition of other one-time items, increases in some operating expenses, the impact of higher costs for illico set-top boxes, and the increased loss incurred on mobile device sales.

Media

Revenues: $267.4 million in the fourth quarter of 2015, a $21.6 million (8.8%) increase.

•	Broadcasting revenues increased $6.8 million (5.9%), mainly due to:

•	increased subscription and advertising revenues at the specialty services, including TVA Sports and LCN;

•	higher revenues from commercial production and TVA Films.

Partially offset by:

•	decrease in TVA Network’s advertising revenues.

•	The acquisition of substantially all of the assets of MELS generated revenues in the amount of $11.8 million.

•	Newspaper publishing revenues decreased by $15.0 million (-22.5%).

•	Advertising revenues decreased 16.0%; circulation revenues were flat; digital revenues increased 11.8%; combined revenues from commercial printing and other sources decreased 52.6%.

•	Magazine publishing revenues more than doubled to $32.5 million in the fourth quarter of 2015, mainly because of the impact of the acquisition of magazines from Transcontinental.

•	Quebecor Media Out of Home’s revenues increased $0.8 million (27.6%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues decreased by $2.5 million (-8.3%), primarily as a result of decreased bookstore and mass market distribution volumes.

•	Music distribution and production revenues increased by $4.0 million (18.7%) mainly because of higher CD sales, due primarily to the release of singer-songwriter Adele’s hit album.

Adjusted operating income: $22.3 million in the fourth quarter of 2015, an $8.5 million (61.6%) increase.

•	Adjusted income from broadcasting operations increased by $8.9 million to $14.0 million in the fourth quarter of 2015 due primarily to:

•	impact of increased subscription and advertising revenues at the specialty services, including TVA Sports and LCN;

•	lower operating expenses at TVA Sports and TVA Network.

•	Favourable impact of the acquisition of substantially all of the assets of MELS, which generated adjusted operating income in the amount of $1.0 million in the fourth quarter of 2015.

•	Adjusted operating income from newspaper publishing decreased $2.9 million (-56.9%) due to:

•	impact of revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $1.2 million favourable impact related to restructuring initiatives.

•	Adjusted operating income from magazine publishing increased by $0.1 million (5.9%).

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.1 million.

•	Adjusted operating income from book distribution and publishing decreased by $0.9 million (-60.0%) because of the impact of the decrease in revenues and lower margins.

•	Adjusted operating income from music distribution and production increased by $0.8 million (50.0%), mainly because of the impact of higher revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 91.7% in the fourth quarter of 2015 compared with 94.4% in the same period of 2014. The decrease was due primarily to the favourable impact of the acquisition of substantially all of the assets of MELS, higher subscription revenues at TVA Sports and LCN, and the impact of decreased operating expenses at TVA Sports and TVA Network.

Sports and Entertainment

Revenues: $10.1 million, an $8.2 million increase from the fourth quarter of 2014, mainly due to the favourable impact on revenues of the acquisition of the Remparts de Québec of the QMJHL in November 2014, and the addition of revenues from events at the Videotron Centre.

Adjusted operating loss: $3.1 million in the fourth quarter of 2015 compared with $1.0 million in the same period of 2014. The $2.1 million unfavourable variance was due primarily to the startup of Videotron Centre management operations, partially offset by the impact of the revenue increase.

2014/2013 FINANCIAL YEAR COMPARISON

Analysis of Consolidated Results of Quebecor Media

Revenues: $3.61 billion, a $68.9 million (1.9%) increase.

•	Revenues increased in Telecommunications ($111.3 million or 4.1% of segment revenues) and Sports and Entertainment ($2.1 million or 42.0%).

•	Revenues decreased in Media ($34.5 million or -3.9%).

Adjusted operating income: $1.41 billion, a $17.6 million (1.3%) increase.

•	Adjusted operating income increased in Telecommunications ($60.4 million or 4.7% of segment adjusted operating income).

•	Adjusted operating income decreased in Media ($36.8 million or -38.7%), Sports and Entertainment ($2.3 million), and at Head Office ($3.7 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.4 million unfavourable variance in the stock-based compensation charge in 2014 compared with 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in an $8.8 million favourable variance in the Corporation’s stock-based compensation charge in 2014.

Net income attributable to shareholders: $107.6 million in 2014 compared with a $159.6 million net loss attributable to shareholders in 2013, a $267.2 million favourable variance.

•	The favourable variance was due primarily to:

•	$241.3 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$135.0 million favourable variance in losses from discontinued operations;

•	$36.4 million decrease in financial expenses;

•	$17.6 million increase in adjusted operating income.

Partially offset by:

•	$54.6 million unfavourable variance in non-cash charge for impairment of goodwill and other assets (including $28.4 million without any tax consequences), minus related non-controlling interest;

•	$39.1 million unfavourable variance in the loss on litigation, charge for restructuring of operations and other items (including $34.3 million without any tax consequences);

•	$37.0 million increase in the depreciation and amortization charge.

Depreciation and amortization charge: $658.3 million in 2014, a $37.0 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including amortization of expenditures related to the promotional strategy focused on equipment leasing, to investments in the LTE network, and to modernization and expansion of the wired and wireless networks.

Financial expenses: $323.8 million, a $36.4 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower indebtedness.

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

Loss on litigation, charge for restructuring of operations and other items: $49.6 million in 2014, compared with a $10.5 million loss in 2013, a $39.1 million unfavourable variance.

•

In 2014, the Telecommunications segment recorded a $1.8 million restructuring charge ($0.7 million in 2013) and a $3.4 million asset impairment charge. The segment also recorded a $34.3 million charge (without any tax consequences), including interest, following a trial judgment against Videotron.

•

In 2014, a $6.5 million net charge for restructuring of operations was recorded in the Media segment with respect to staff-reduction programs ($6.7 million in 2013). In 2014, the Media segment also recognized a $2.7 million special charge, primarily attributable to business acquisitions ($2.0 million in 2013).

•	The other segments recorded a net charge for restructuring of operations and charges for other items of $0.9 million in 2014 ($1.1 million in 2013).

Charge for impairment of goodwill and other assets: $81.0 million in 2014, compared with $26.4 million in 2013, a $54.6 million unfavourable variance.

•

In 2014, Quebecor Media performed impairment tests on its Newspapers and Broadcasting CGUs. Accordingly, a $30.0 million non-cash goodwill impairment charge (without any tax consequences) was recorded in the Newspapers CGU, as well as a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences), and a $9.3 million non-cash goodwill impairment charge (including $3.9 million without any tax consequences) in the Broadcasting CGU.

•

In the third quarter of 2013, Quebecor Media performed impairment tests on the Newspapers and Book CGUs. Accordingly, the Media segment recognized a $14.5 million non-cash goodwill impairment charge (without any tax consequences) in its Newspapers CGU, and an $11.9 million non-cash goodwill impairment charge (without any tax consequences) in its Book CGU.

Loss on debt refinancing: $18.7 million in 2014 compared with $18.9 million in 2013.

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed, on April 24, 2014, US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018, at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed, on April 25, 2014, the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount, and settled the related hedges. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

•

On June 3, 2013, Videotron issued a notice for the redemption, on July 2, 2013, of US$380.0 million aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount, and settled the related hedges. As a result, a total $18.9 million loss was recorded in the consolidated statement of income in the second quarter of 2013, including a $6.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $102.3 million (effective tax rate of 28.4%) in 2014, compared with $41.7 million (effective tax rate of 31.5%) in 2013, a $60.6 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The unfavourable variance in the income tax expense was mainly due to the impact of the increase in taxable income.

•

The variance in the effective tax rates was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments, and to losses on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $2.84 billion, a $111.3 million (4.1%) increase.

•	Revenues from mobile telephony service increased $67.0 million (30.4%) to $287.7 million, essentially due to customer growth.

•

Revenues from Internet access services increased $41.4 million (5.1%) to $856.1 million. The favourable variance was mainly due to increased usage, higher revenues from Internet access resellers, customer base growth, and higher per-subscriber revenues.

•

Combined revenues from all cable television services decreased $15.5 million (-1.4%) to $1.07 billion, due primarily to the impact of the net decrease in the customer base and the decrease in video-on-demand, pay-per-view and pay TV orders, partially offset by higher revenues from the leasing of digital set-top boxes and higher per-subscriber revenues.

•

Revenues from the cable telephony service increased $1.3 million (0.3%) to $475.1 million, primarily as a result of increases in per-subscriber revenues and in the number of business lines, partially offset by a decrease in long-distance revenues.

•	Revenues from the over-the-top video service increased $8.5 million to $12.2 million, mainly because of subscriber growth.

•	Revenues of Videotron Business Solutions increased $2.1 million (3.3%) to $65.6 million.

•

Revenues from customer equipment sales increased $9.1 million (24.9%) to $45.6 million, mainly because of the growth in the number of subscriber connections to the mobile service and increased sales of more powerful equipment.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $3.6 million (-25.4%) to $10.6 million, mainly because of lower franchise fee revenues and the impact of store closings.

•	Other revenues increased $0.9 million (10.3%) to $9.6 million.

ARPU: $125.16 in 2014 compared with $118.03 in 2013, an increase of $7.13 (6.0%).

Customer statistics

Revenue-generating units – As of December 31, 2014, the total number of revenue-generating units stood at 5,479,300, an increase of 237,200 (4.5%) from the end of 2013 (Table 3). In 2013, the number of revenue-generating units increased by 223,000.

Mobile telephony – As of December 31, 2014, the number of subscriber connections to the mobile telephony service stood at 632,800, an increase of 128,500 (25.5%) in 2014, compared with an increase of 100,500 in 2013 (Table 3).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,537,500 at December 31, 2014, an increase of 31,500 (2.1%) in 2014, compared with an increase of 62,000 in 2013 (Table 3). At December 31, 2014, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,777,300 homes and businesses passed by Videotron’s network as of the end of December 2014, up from 2,742,500 one year earlier) of 55.4% compared with 54.9% a year earlier.

Cable television – The combined customer base for all Videotron cable television services decreased by 42,800 (-2.3%) in 2014 (compared with a decrease of 29,900 in 2013) (Table 3). As of December 31, 2014, Videotron had 1,782,300 subscribers to its cable television services. The household and business penetration rate was 64.2% versus 66.5% a year earlier.

•

As of December 31, 2014, the number of subscribers to the illico Digital TV service stood at 1,553,600, an increase of 26,200 (1.7%) in 2014, compared with a 46,500-subscriber increase in 2013. As of December 31, 2014, illico Digital TV had a household and business penetration rate of 55.9% versus 55.7% a year earlier.

•	The customer base for analog cable television services decreased by 69,000 in 2014, compared with a decrease of 76,400 in 2013, partly as a result of customer migration from analog to digital service.

Cable telephony – The number of cable telephone lines stood at 1,349,000 as of December 31, 2014, an increase of 500 from the end of 2013, compared with an increase of 32,200 in 2013 (Table 3). At December 31, 2014, the cable telephony service had a household and business penetration rate of 48.6% versus 49.2% a year earlier.

Over-the-top video – As of December 31, 2014, the number of subscribers to the over-the-top video service stood at 177,700, an increase of 119,500 in 2014, compared with an increase of 58,200 in 2013 (Table 3).

Adjusted operating income: $1.35 billion, a $60.4 million (4.7%) increase caused primarily by:

•	impact of higher revenues;

•	$7.2 million favourable retroactive adjustment arising from a correction to the subscription fee calculation method.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales;

•

favourable impact on the 2013 results of one-time adjustments, including a provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) licence fees in order to align with the CRTC’s billing period;

•	increases in some operating expenses, including advertising, marketing and customer service expenses.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.3% in 2014, compared with 52.6% in 2013. The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the impact of the increased loss incurred on mobile device sales and the increase in some operating expenses, including advertising and marketing expenses.

Cash flows from segment operations: $665.3 million in 2014, compared with $722.5 million in 2013 (Table 4).

•

The $57.2 million decrease reflects a $110.3 million increase in additions to property, plant and equipment and to intangible assets, due mainly to increased capital expenditures on the LTE network and a $7.3 million decrease in proceeds from disposal of assets, partially offset by the $60.4 million increase in adjusted operating income.

Media

Revenues: $851.7 million in 2014, a $34.5 million (-3.9%) decrease.

•	Broadcasting revenues decreased by $5.8 million (-1.5%), mainly because of:

•	lower advertising revenues at TVA Network;

•

$6.1 million favourable adjustment in 2013 resulting from retroactive adjustment to royalties for the retransmission of the over-the-air stations’ signals to markets located outside their local service areas (“retransmission royalties”) for the years 2009 to 2012;

•	discontinuation of operations of TVA Boutiques in 2013.

Partially offset by:

•	increased subscription revenues at the specialty services, including TVA Sports, mainly because of the addition of NHL hockey broadcasts;

•	increased advertising revenues at the specialty services, mainly TVA Sports.

•	Newspaper publishing revenues decreased by $16.1 million (-5.9%).

•	Advertising revenues decreased 7.3%; circulation revenues decreased 2.5%; digital revenues increased 5.1%; combined revenues from commercial printing and other sources decreased 7.0%.

•

Magazine publishing revenues increased by $0.6 million (1.0%), mainly because of the favourable impact on revenues of the acquisition of Les Publications Charron & Cie in July 2013, partially offset by the decrease in advertising revenues on a same-store basis and the impact of the closing of some publications.

•	Quebecor Media Out of Home’s revenues increased $1.6 million (20.0%) mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues increased by $0.9 million (0.8%) primarily as a result of increased bookstore volume.

•	Revenues from music distribution and production decreased by $11.3 million (-17.4%), mainly because of lower video and CD sales and the larger number of successful albums produced in 2013.

Adjusted operating income: $58.4 million in 2014, a $36.8 million (-38.7%) decrease.

•	Adjusted operating income from broadcasting operations decreased by $33.3 million (-62.8%), mainly as a result of:

•	higher content costs, partially as a result of increased spending on TVA Sports and adjustments to the cost of certain prior-year broadcasting rights related to indemnification clauses;

•	impact of decrease in TVA Network’s advertising revenues;

•	favourable impact of $6.1 million retroactive adjustment to retransmission royalties in 2013;

•	favourable impact on second quarter 2013 results of an adjustment to the provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of higher subscription and advertising revenues at the specialty services.

•	Adjusted operating income from newspaper publishing decreased $5.0 million (-16.8%) due to:

•	impact of the revenue decrease;

•	higher employee compensation costs;

•	$2.8 million favourable impact in 2013 of adjustments to the cost of post-retirement benefits.

Partially offset by:

•	$7.8 million favourable impact of restructuring initiatives and other reductions in operating expenses.

•	Adjusted operating income from magazine publishing increased by $2.2 million (29.3%), mainly as a result of:

•	impact of acquisition of Les Publications Charron & Cie;

•	reductions in some operating costs, including printing and production costs.

Partially offset by:

•	impact of decrease in advertising revenues on a same-store basis.

•

Adjusted operating income from book distribution and publishing decreased by $0.7 million (-7.4%), due primarily to increases in some operating expenses, partly reflecting an unfavourable adjustment to government tax credits.

•	The adjusted operating loss from music distribution and production increased by $0.2 million, mainly because of the impact of the decrease in revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 93.1% in 2014 compared with 89.3% in 2013. The increase was mainly due to the impact of higher television content costs, the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues), and the favourable impact on the 2013 results of the retroactive adjustment to retransmission royalties.

Cash flows from segment operations: $16.9 million in 2014, compared with $60.3 million in 2013 (Table 5). The $43.4 million decrease was mainly due to the $36.8 million decline in adjusted operating income.

Sports and Entertainment

Revenues: $7.1 million, a $2.1 million (42.0%) increase compared with 2013, primarily as a result of the favourable revenue impact of the acquisition of Gestev on May 24, 2013, including its sporting events management, site management and marketing activities.

Adjusted operating loss: $2.8 million in 2014 compared with $0.5 million in 2013. The $2.3 million unfavourable variance was due to the startup of Videotron Centre management operations.

Cash flows from segment operations: Negative $8.2 million in 2014 compared with negative $0.6 million in 2013 (Table 6). The $7.6 million unfavourable variance was essentially due to the $5.2 million increase in additions to property, plant and equipment, partly reflecting the impact of the new Videotron Centre management operations and the $2.3 million increase in the adjusted operating loss.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk” below.

Operating activities

2015 financial year

Cash flows provided by operating activities: $1.10 billion in 2015 compared with $991.4 million in 2014.

•	The $108.3 million increase was due primarily to:

•	$166.8 million favourable variance in the cash portion of the gain on litigation, charge for restructuring of operations and other items;

•	$58.5 million decrease in current income taxes;

•	$32.6 million and $11.8 million increases in adjusted operating income in the Telecommunications and Media segments respectively;

•	$13.1 million decrease in the cash portion of financial expenses.

Partially offset by:

•

$168.7 million unfavourable change in non-cash balances related to operations, due primarily to the increase in inventory and accounts receivable in the Telecommunications segment, payment of outstanding income tax balances and a decrease in current income taxes.

Receipt of a gain on litigation, increased profitability in the Telecommunications and Media segments, and debt refinancing at lower interest rates had a favourable impact on cash flows provided by operating activities, while the payment of outstanding income tax balances and increased inventory and accounts receivable balances in the Telecommunications segment in 2015 had a negative impact.

2014 financial year

Cash flows provided by operating activities: $991.4 million in 2014, compared with $929.9 million in 2013.

•	The $61.5 million favourable variance was mainly due to:

•

$83.7 million favourable net change in non-cash balances related to operations, mainly because of a favourable variance in accounts payable and accrued liabilities, an increase in the provision for a legal dispute, and an increase in current income taxes, partially offset by the impact of payment of outstanding income tax balances;

•	$60.4 million increase in adjusted operating income in the Telecommunications segment;

•	$33.1 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$39.1 million increase in cash portion of charge for restructuring of operations, impairment of assets and other items;

•	$36.8 million decrease in adjusted operating income in the Media segment;

•	$34.9 million unfavourable variance in current income taxes.

In 2014, the favourable impact of the timing of transactions on non-cash items related to operating activities, increased profitability in the Telecommunications segment and the refinancing of some debt at lower interest rates, had a favourable impact on cash flows. Cash flows provided by the Media segment continued to be affected by the impact of the shift to digital and to challenging market conditions. Reduced tax benefits available for the deferral of income tax disbursements also had a negative impact on cash flows.

Working capital: Negative $300.7 million at December 31, 2015, compared with positive $105.0 million at December 31, 2014. The $405.7 million unfavourable variance was mainly due to payment for the spectrum acquired at a total cost of $218.8 million and debt repayment out of working capital.

Investing activities

2015 financial year

Additions to property, plant and equipment: $678.4 million in 2015 compared with $643.8 million in 2014. The $34.6 million increase was mainly due to the impact of the promotional strategy focused on equipment leasing, spending on the construction and expansion of data centres, and spending on the LTE network in the Telecommunications segment.

Additions to intangible assets: $360.6 million in 2015 compared with $317.3 million in 2014. The $43.3 million increase mainly reflects payment of $33.0 million to Québec City for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment. Additions to intangible assets in 2015 included payments totalling $218.8 million for the acquisition of spectrum, compared with $217.4 million in 2014.

Proceeds from disposal of assets: $4.6 million in 2015 compared with $5.4 million in 2014.

Business acquisitions: $94.5 million in 2015 compared with $132.3 million in 2014, a $37.8 million decrease.

•

In 2015, business acquisitions consisted primarily in the acquisition of 4Degrees Colocation by the Telecommunications segment, of Transcontinental magazines by the Media segment, and of the assets of Marathon de Québec by the Sports and Entertainment segment.

•

Business acquisitions in 2014 reflected, among other things, acquisition of substantially all of the assets of MELS in the Media segment, and of the Remparts de Québec of the QMJHL in the Sports and Entertainment segment.

Business disposals: $316.3 million in 2015, compared with $193.5 million in 2014, a $122.8 million increase.

•

Business disposals in 2015 consisted mainly of the sale of English-language newspaper businesses in Canada in the Media segment, and the sale of Archambault Group’s retail operations in the Telecommunications segment.

•	Business disposals in 2014 consisted mainly of the sale of the Nurun subsidiary to Publicis Groupe, and the sale of 74 Québec weeklies to Transcontinental Interactive.

2014 financial year

Additions to property, plant and equipment: $643.8 million in 2014 compared with $560.1 million in 2013. Spending on the LTE network in the Telecommunications segment essentially accounted for the $83.7 million increase.

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

•

Business acquisitions in 2014 reflected, among other things, acquisition of substantially all of the assets of MELS in the Media segment, and of the Remparts de Québec in the Sports and Entertainment segment.

•

Business acquisitions in 2013 mainly reflect acquisition of Les Publications Charron & Cie and Charron Éditeur inc. in the Media segment, and acquisition of Gestev in the Sports and Entertainment segment.

Disposal of businesses: $193.5 million in 2014 compared with $59.2 million in 2013.

•	Business disposals in 2014 consisted mainly of the sale of the Nurun subsidiary to Publicis Groupe, and the sale of 74 Québec weeklies to Transcontinental Interactive.

•	Disposal of businesses: $59.2 million in 2013 from the sale of Jobboom and Réseau Contact to Mediagrif Interactive Technologies Inc.

Free cash flows from continuing operating activities of Quebecor Media

2015 financial year

Free cash flows from continuing operating activities: $284.1 million in 2015, compared with $253.1 million in 2014 (Table 7).

•	The $31.0 million favourable variance was due to:

•	$108.3 million increase in cash flows provided by continuing operating activities.

Partially offset by:

•	$41.9 million increase in additions to intangible assets (excluding spectrum acquisition);

•	$34.6 million increase in additions to property, plant and equipment.

2014 financial year

Free cash flows from continuing operating activities: $253.1 million in 2014, compared with $321.1 million in 2013 (Table 7).

•	The $68.0 million unfavourable variance was due to:

•	$83.7 million increase in additions to property, plant and equipment;

•	$38.0 million increase in additions to intangible assets (excluding spectrum acquisition);

•	$7.8 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$61.5 million favourable variance in cash flows provided by continuing operating activities.

Table 7

Cash flows provided by continuing operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of CAN dollars)

	2015	2014	2013
Adjusted operating income (loss) :
Telecommunications	$1,385.8	$1,353.2	$1,292.8
Media	70.2	58.4	95.2
Sports and Entertainment	(11.7)	(2.8)	(0.5)
Head Office	(3.5)	(3.6)	0.1

	1,440.8	1,405.2	1,387.6
Cash interest expense[1]	(302.1)	(315.2)	(348.3)
Cash portion of gain (loss) on litigation, charge for restructuring of operations and other items[2]	117.2	(49.6)	(10.5)
Current income taxes	(63.4)	(121.9)	(87.0)
Other	5.9	2.9	1.8
Net change in non-cash balances related to operations	(98.7)	70.0	(13.7)

Cash flows provided by continuing operating activities	1,099.7	991.4	929.9

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licence acquisitions) :
Telecommunications	(719.3)	(687.9)	(570.3)
Media	(45.3)	(41.5)	(34.9)
Sports and Entertainment	(46.6)	(5.4)	(0.1)
Head Office	(4.4)	(3.5)	(3.5)

	(815.6)	(738.3)	(608.8)

Free cash flows from continuing operating activities	$284.1	$253.1	$321.1

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 4 to the consolidated financial statements).

[2]	Gain (loss) on litigation, charge for restructuring of operations and other items (see note 6 to the consolidated financial statements).

Financing activities

2015 financial year

Consolidated debt (long-term debt plus bank indebtedness): $628.1 million increase in 2015; $655.6 million net favourable variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2015:

•

estimated $602.0 million unfavourable impact of exchange rate fluctuations. The increase in this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•

issuance by Videotron on September 15, 2015 of $375.0 million aggregate principal amount of 5.75% Senior Notes maturing on January 15, 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million;

•	use by Videotron of its secured revolving credit facility in the aggregate amount of $246.7 million;

•	$33.8 million increase in the bank indebtedness of Videotron and Quebecor Media.

•	Summary of debt reductions in 2015:

•

early redemption and withdrawal by Videotron on July 16, 2015 of the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million;

•

early redemption and withdrawal by Videotron on July 16, 2015 of the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million;

•

early redemption and withdrawal by Videotron on April 10, 2015 of the entirety of its outstanding 6.375% Senior Notes issued on September 16, 2005 and maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million;

•	current payments, totalling $25.0 million, on the credit facilities and other debt of Videotron and Quebecor Media.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $953.7 million at December 31, 2015 compared with $298.1 million at December 31, 2014. The $655.6 million net favourable variance was due to:

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•

early settlement of an offsetting foreign exchange forward contract used in conjunction with cross-currency interest rate swaps to hedge the foreign exchange risk exposure on US$441.4 million of notional amount on Videotron’s 5.375% Senior Notes maturing on June 15, 2024.

Partially offset by:

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•

unwinding of Videotron’s hedging contracts in an asset position in connection with the redemption and early withdrawal on July 16, 2015 of US$75.0 million aggregate principal amount of 9.125% Senior Notes;

•

unwinding of Videotron’s hedging contracts in an asset position in connection with the redemption and early withdrawal on April 10, 2015 of US$175.0 million aggregate principal amount of its 6.375% Senior Notes.

•

On September 9, 2015, Quebecor Media repurchased for cancellation 7,268,324 Common Shares of Quebecor Media held by CDP Capital for an aggregate purchase price of $500.0 million, payable in cash. All the repurchased shares were cancelled. The transaction costs of $0.2 million and the $210.3 million excess of the purchase price over the carrying value of the repurchased common shares was recorded as an increase in the deficit.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered into a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s existing secured revolving credit facility.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling $110.0 million from the issuance of 19,434,629 TVA Group Class B Non-Voting Shares. Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Non-Voting Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

2014 financial year

Consolidated debt (long-term debt plus bank indebtedness): $230.3 million increase in 2014; $349.5 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases in 2014:

•

issuance by Videotron on April 9, 2014 of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Notes bear 5.375% interest and mature on June 15, 2024;

•

estimated $266.9 million unfavourable impact of exchange rate fluctuations. The increase in this item was offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	$11.9 million increase in debt due to changes in fair value related to hedged interest rate risk and the variance in the fair value of early settlement options.

•	Summary of debt reductions in 2015:

•	early redemption and withdrawal by Videotron on April 24, 2014 of US$260.0 million aggregate principal amount of 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018;

•

redemption and early repayment by Quebecor Media on April 25, 2014 of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million;

•	current payments totalling $25.0 million on Quebecor Media’s and Videotron’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $298.1 million at December 31, 2014, compared with a net liability of $51.4 million at December 31, 2013. The $349.5 million net favourable variance was due to:

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

•

On November 3, 2014, TVA Group modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend the term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount maturing on November 3, 2019. TVA Group also amended some terms and conditions to increase its financial flexibility. Accordingly, TVA Group granted a security on all of its movable assets and an immovable hypothec on its Head Office building.

Financial position

Net available liquidity: $987.0 million at December 31, 2015 for Quebecor Media and its wholly owned subsidiaries, consisting of $30.9 million in bank indebtedness and $1.02 billion in available unused revolving credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $5.83 billion at December 31, 2015, a $628.1 million increase compared with December 31, 2014; $655.6 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.28 billion debt ($2.93 billion at December 31, 2014); TVA Group’s $73.0 million debt ($78.2 million at December 31, 2014); and Quebecor Media’s $2.48 billion debt ($2.20 billion at December 31, 2014).

As at December 31, 2015, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ending December 31

(in millions of CAN dollars)

2016	$19.1
2017	22.9
2018	19.2
2019	56.8
2020	704.2
2021 and thereafter	5,014.4

Total	$5,836.6

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.0 years as of December 31, 2015 (7.3 years as of December 31, 2014). As of December 31, 2015, after taking into account the hedging instruments, the debt consisted of approximately 82.8% fixed-rate debt (83.2% as of December 31, 2014) and 17.2% floating-rate debt (16.8% as of December 31, 2014).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At December 31, 2015, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid and distributions paid

•	Total of $75.0 million in dividends declared and paid by the Board of Directors of Quebecor Media in 2015 ($100.0 million in 2014).

•	Total of $25.0 million in distributions, in the form of a reduction of paid-up capital, which was paid to shareholders in 2015 (none in 2014).

2500 MHz and AWS-3 spectrum auction

On March 6, 2015, Quebecor Media and its Videotron subsidiary announced that they had acquired four AWS-3 licences in the auction for commercial mobile spectrum for a total price of $31.8 million. The licences cover Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario/Outaouais. They were issued to Videotron by ISED Canada on April 21, 2015.

On May 12, 2015, Quebecor Media and its Videotron subsidiary announced the acquisition of 18 licences in four Canadian provinces in the auction for 2500 MHz commercial mobile spectrum. The licences, which cover all of the Province of Québec, as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton, and Vancouver, were acquired for $187.0 million. They were issued to Videotron by ISED Canada on June 24, 2015.

Analysis of consolidated balance sheet at December 31, 2015

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main differences between December 31, 2015 and 2014

	December 31, 2015	December 31, 2014	Difference	Main reason for difference

Assets

Cash and cash equivalents	$18.6	$395.3	$(376.7)	Cash flows used in investing and financing activities exceeded cash flows provided by operating activities
Accounts receivable	493.7	448.4	45.3	Impact of current variances in activity
Net assets held for sale[1]	—	300.2	(300.2)	Sale of English-language newspaper businesses
Property, plant and equipment	3,379.9	3,382.9	(3.0)	Impairment of assets in the Media segment and depreciation for the period, partially offset by additions to property, plant and equipment (see “Investing activities”) and acquisition of 4Degrees Colocation and Transcontinental magazines
Intangible assets	1,178.0	945.8	232.2	Purchase of 2500 MHz spectrum licences and AWS-3 licences and acquisition of 4Degrees Colocation and Transcontinental magazines, partially offset by asset impairment in the Media segment
Goodwill	2,678.4	2,714.6	(36.2)	Goodwill impairment in the Media segment, partially offset by impact of acquisition of 4Degrees Colocation and Transcontinental magazines
Derivative financial instruments[2]	953.7	298.1	655.6	See “Financing activities”

Liabilities

Deferred revenues	321.5	283.0	38.5	Impact of current variances, business acquisitions and volume growth
Income taxes[3]	(19.5)	78.8	(98.3)	Payment of outstanding income tax balances
Long-term debt, including short-term portion and bank indebtedness	5,834.4	5,206.3	628.1	See “Financing activities”
Deferred income taxes[4]	560.6	494.6	66.0	Tax deductions for property, plant and equipment and for intangible assets in excess of book depreciation and amortization

[1]	Current assets less current liabilities.
[2]	Long-term assets less current and long-term liabilities.
[3]	Current liabilities less current assets.
[4]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2015, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of December 31, 2015

(in millions of CAN dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,836.6	$19.1	$42.1	$761.0	$5,014.4
Interest payments[2]	2,006.9	244.0	568.6	559.7	634.6
Operating leases	315.2	55.6	84.8	51.9	122.9
Additions to property, plant and equipment and other commitments	1,340.0	253.6	285.7	207.9	592.8
Derivative financial instruments[3]	(950.9)	(1.8)	(17.7)	(112.9)	(818.5)

Total contractual obligations	$8,547.8	$570.5	$963.5	$1,467.6	$5,546.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2015.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Significant commitments included in Table 10

Videotron leases sites for its LTE network under operating lease arrangements and has contracted long-term commitments to acquire equipment for a total future consideration of $155.2 million.

In 2011, Quebecor Media announced an agreement with Québec City for management of the Videotron Centre. As at December 31, 2015, the balance of those commitments stood at $78.0 million.

In 2012 and 2014, Quebecor Media signed 20-year agreements to install, maintain and advertise on bus shelters belonging to the Montréal and Laval transit commissions. In 2015, a similar 10-year agreement was signed with the Lévis transit commission. As at December 31, 2015, the balance of these commitments stood at $107.0 million.

In May 2013, Videotron and Rogers Communications announced a 20-year agreement to build out and operate an LTE network in the Province of Québec and in the Ottawa area. As at December 31, 2015, the balance of those commitments stood at $260.0 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2015, the balance of those commitments stood at $817.1 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $40.8 million in 2016 (contributions of $44.3 million were paid in 2015).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $12.3 million ($11.7 million in 2014 and $12.1 million in 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $3.3 million ($3.3 million in 2014 and $3.5 million in 2013). These transactions were accounted for at the consideration agreed between the parties.

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

In 2015, the Corporation received an amount of $2.0 million, which is included as a reduction in employee costs ($2.2 million in 2014 and $1.8 million in 2013), and incurred management fees of $2.2 million ($2.0 million both in 2014 and in 2013) with shareholders.

Tax transactions

In 2015, the parent corporation transferred $33.4 million of non-capital losses ($12.5 million in 2014 and $29.0 million in 2013) to the Corporation and its subsidiaries in exchange for a total cash consideration of $8.4 million paid in January 2016 ($3.1 million in 2014 and $6.9 million in 2013). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $0.6 million in its income tax expense in 2015 ($0.3 million in 2014 and $0.9 million in 2013).

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease term), and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2015, the maximum exposure with respect to these guarantees was $28.4 million and no liability has been recorded in the consolidated balance sheet.

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

Other

One of the Corporation’s subsidiaries, has, as a franchiser, provided guarantees should franchisees, in their retail activities, default on certain purchase agreements. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these guarantees.

Financial Instruments and Financial Risk Management

The Corporation’s financial risk-management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk-management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 11

Description of derivative financial instruments

As of December 31, 2015

(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Quebecor Media
2016[1]	1.0154	US$	320.0		$324.9
Videotron
Less than 1 year	1.3105		$168.7	US$	128.7
2017[2]	1.3849	US$	260.0		$360.1
[1]	See footnote 1 below “Cross-currency interest rate swaps” table.
[2]	See footnote 2 below “Cross-currency interest rate swaps” table.

Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate
TVA Group
2017	$38.5	Pay fixed/ Receive floating	2.03%	Bankers’ acceptances 1 month

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023[1]	2007 to 2016	US$	320.0	7.69%	0.9977
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	342.1	Bankers’ acceptance 3 months +2.77%	1.0346

Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[2]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months +2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 7.75% Senior Notes due 2016 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 and issued in 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the March 15, 2016 notional exchange

[2]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due 2024 and issued in 2014. In conjunction with the repurposing of these swaps, Videotron has entered into US$260.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the December 15, 2017 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2015, 2014 and 2013 are summarized in Table 12.

Table 12

Loss on valuation and translation of financial instruments

(in millions of CAN dollars)

	2015	2014	2013
Loss on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$6.2	$7.9	$173.2
(Gain) loss on reversal of embedded derivatives on debt redemption	(0.4)	(1.1)	72.9
Loss (gain) on the ineffective portion of cash flow hedges	1.6	(0.5)	(1.7)
Gain on the ineffective portion of fair value hedges	(3.6)	(3.2)	—

	$3.8	$3.1	$244.4

A $14.0 million gain on cash flow hedges was recorded under “Other comprehensive income” in 2015 (gain of $14.2 million in 2014 and a loss of $45.1 million in 2013).

Fair value of financial instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2015 and December 31, 2014 are as follows:

Table 13

Fair value of long-term debt and derivative financial instruments

(in millions of CAN dollars)

	December 31, 2015		December 31, 2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,836.6)	$(5,838.6)	$(5,250.0)	$(5,368.1)
Derivative financial instruments[3]
Early settlement options	1.0	1.0	8.2	8.2
Foreign exchange forward contracts[4]	9.3	9.3	4.2	4.2
Interest rate swaps	(0.8)	(0.8)	(0.5)	(0.5)
Cross-currency interest rate swaps[4]	945.2	945.2	294.4	294.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is a net asset position of $953.7 million as of December 31, 2015 ($298.6 million as of December 31, 2014).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2015, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2015, 10.4% of trade receivables were 90 days past their billing date (8.5% as of December 31, 2014) of which 40.4% had an allowance for doubtful accounts (52.3% as of December 31, 2014).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2015 and 2014:

	2015	2014
Balance at beginning of year	$21.8	$28.4
Charged to income	32.1	32.1
Utilization	(30.9)	(34.5)
Reclassification to assets held for sale	—	(4.2)

Balance at end of year	$23.0	$21.8

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

Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.0 years as of December 31, 2015 (7.3 years as of December 31, 2014) (see also “Contractual Obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2015, in order to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on Other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2015 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$2.2	$50.2
Decrease of $0.10	(2.2)	(50.2)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2015, after taking into account the hedging instruments, long-term debt was comprised of 82.8% fixed-rate debt (83.2% in 2014) and 17.2% floating-rate debt (16.8% in 2014).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2015 was $8.4 million.

The estimated sensitivity on income and on Other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2015, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(3.2)	$(50.5)
Decrease of 100 basis points	3.2	50.5

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2015 and 2014 is as follows:

Table 14

Capital structure of Quebecor Media

(in millions of CAN dollars)

	2015	2014
Bank indebtedness	$33.8	$4.5
Long-term debt	5,800.6	5,201.8
Derivative financial instruments	(953.7)	(298.1)
Cash and cash equivalents	(18.6)	(395.3)

Net liabilities	4,862.1	4,512.9
Equity	$1,432.8	$1,885.3

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

Contingencies

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of those proceedings is not expected to have a material adverse effect on Corporation’s results or on its financial position.

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

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony, over-the-top video, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•

Operating revenues from cable and other services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

•

Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction in related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in related equipment sales on activation;

•	Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided;

•

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

Media

The Media segment recognizes each of its main activities’ revenues as follows:

•	Advertising revenues are recognized when the advertising is aired on television, is featured in newspapers or magazines or is displayed on digital properties or on transit shelters;

•	Revenues from subscriptions to specialty television channels or to online publications are recognized on a monthly basis at the time service is provided or over the period of the subscription;

•

Revenues from the sale or distribution of newspapers, magazines, books and entertainment products are recognized on delivery, net of provisions for estimated returns based on historical rate of returns;

•	Studio, soundstage and equipment leasing revenues are recognized over the rental period;

•	Revenues derived from speciality film and television services are recognized when services are provided.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•	Revenues from leasing, and from ticket, food and beverage sales at the Videotron Centre are recognized when the events take place and/or goods are sold, as the case may be;

•	Revenues derived from sporting and cultural event management are recognized when services are provided.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in CGUs, which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or CGU.

The Corporation uses the discounted cash flow method to estimate the recoverable amount consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A perpetual growth rate is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of: (i) the time value of money; and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment loss had previously been recognized.

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

The net book value of goodwill as at December 31, 2015 was $2.68 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2015 was $776.7 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changes its conclusion in the future, as it did in 2015.

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

•

The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in “Other comprehensive income” until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of the derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, such as early settlement options on long term-debt, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Quebecor Media’s defined benefit obligations with respect to defined benefit pension plans and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in “Other comprehensive income.”

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent that the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

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

Change in Accounting Estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences used in the operation of its Telecommunications segment. In light of recent spectrum auctions and developments in the telecommunications industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by ISED Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 ($55.4 million in 2014 and 2013).

Recent Accounting Pronouncements

The Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities

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

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted provided that the IFRS 15 has been applied or is applied at the same time as IFRS 16.

IFRS 16 sets out the new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A - Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 18, 2016:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	76	Director and Chair of the Board

JEAN LA COUTURE, FCPA, FCA (1)(2) Montréal, Québec	69	Director and Chair of the Audit Committee

SYLVIE LALANDE (3) Lachute, Québec	65	Director

PIERRE LAURIN (3) Nuns’ Island, Québec	76	Vice Chairman and Lead Director

A. MICHEL LAVIGNE, FCPA, FCA(1)(2)(3) Laval, Québec	65	Director and Chair of the Human Resources and Compensation Committee

Name and Municipality of Residence	Age	Position

GENEVIÈVE MARCON Lac Beauport, Québec	47	Director

ROBERT PARÉ (1) Westmount, Québec	61	Director

ÉRIK PÉLADEAU Lorraine, Québec	60	Director

NORMAND PROVOST (2) Brossard, Québec	61	Director

PIERRE DION Saint-Bruno, Québec	51	President and Chief Executive Officer

MANON BROUILLETTE Montréal, Québec	47	President and Chief Executive Officer, Videotron Ltd.

BENOÎT ROBERT Omaha, Nebraska, USA	55	President and Chief Executive Officer, Sports and Entertainment Group

JULIE TREMBLAY Westmount, Québec	56	President and Chief Executive Officer, Quebecor Media Group

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	45	Senior Vice President and Chief Financial Officer

MARC M. TREMBLAY Westmount, Québec	55	Senior Vice President, Chief Legal Officer and Public Affairs and Corporate Secretary

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	49	Senior Vice President, Quebecor Content

J. SERGE SASSEVILLE Montréal, Québec	57	Senior Vice President, Corporate and Institutional Affairs

ISABELLE LECLERC Montréal, Québec	47	Vice President, Human Resources

CHLOÉ POIRIER Nuns’ Island, Québec	46	Vice President and Treasurer

CAROLINE ROY Montréal, Québec	37	Vice President, Digital Research and Development, Quebecor Digital

DENIS SABOURIN Nuns’ Island, Québec	55	Vice President and Corporate Controller

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor, Quebecor Media and Videotron on June 19, 2014. He also served as Vice Chairman of the Board of Quebecor from November 2009 to June 2014 and as Vice-Chairman of the Board of Quebecor Media from March 2014 to June 2014. Mr. Mulroney has served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media Corporation (“Sun Media”) from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Wyndham Worldwide Corporation (New Jersey), The Blackstone Group LP (New York) and Lion Capital (London). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as Director of Quebecor Media and as Chair of its Audit Committee since May 5, 2003. Mr. La Couture is also a Director and Chair of the Audit Committee of Quebecor and Videotron. He was Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Innergex Renewable Energy Inc., Chairman of the Board of Groupe Pomerleau (a Québec-based construction company) and a Director and Chair of the Investment and Risk Management Committee of CDPQ and Chairman of the Board of Ébénisterie Beaubois ltée.

Sylvie Lalande, Director and member of the Human Resources and Compensation Committee. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She is a member of the Human Resources and Compensation Committee of Quebecor and Quebecor Media since June 2014. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande is a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. In November 2013, Ms. Lalande was appointed Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval.

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

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee and Chair of the Human Resources and Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Human Resources and Compensation Committee of Quebecor Media since June 30, 2005. He was appointed Chair of the Human Resources and Compensation Committee in June 2014. Since June 30, 2005, Mr. Lavigne has also served as a Director and a member of the Audit Committee of TVA Group and as a Director and member of the Audit Committee of Videotron. Since May 2013, he is also a member of the Human Resources and Corporate Governance Committee of TVA Group. He also is a Director and member of the Audit Committee and of the Human Resources and Compensation Committee of Quebecor since May 2013 and as Chair of the latter committee since June 2014. Mr. Lavigne is a Director, a member of the Audit Committee and Chair of the Pension Committee of Canada Post and a Director and member of the Risk Management Committee of Laurentian Bank of Canada. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

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

Robert Paré, Director. Mr. Paré is a Director of Quebecor and Quebecor Media since June 19, 2014. He is a corporate lawyer and senior partner at Fasken Martineau DuMoulin LLP since February 1987. Mr. Paré is a member of the Board and of the Compensation, Nominating and Corporate Governance Committee of Group ADF inc. since 2009 and a member of the Board and of the Nominating and Governance Committee and of the Human Resources and Compensation Committee of RONA Inc. since 2009. He is also a member of the Board of Essilor Canada Ltd. since 1995. Mr. Paré is the current Chairman of the Board of the Institute of Corporate Governance – Quebec Chapter, as well as a member of the Board of the Montreal Institute Heart Foundation.

Érik Péladeau, Director. Mr. Péladeau has been a Director of Quebecor Media since July 2015. He also served as a Director from January 2001 to September 2009, as Chairman of the Board from March 2004 to March 2005 and as Vice Chairman of the Board from March 2005 to September 2009. Mr. Péladeau is also a Director of Quebecor since July 2015. He also served as a Director of Quebecor from 1988 to 2010 and as Vice Chairman of the Board for much of that period. He also spearheaded the diversification of Quebecor’s digital content offerings with the creation of Quebecor Multimedia. Mr. Péladeau was a Director of Quebecor World Inc. from 1989 to 2008 and has also been a Director of The Jean Coutu Group (PJC) Inc. Mr. Péladeau is currently President of Groupe Lelys Inc., a company he acquired in 1984 which specializes in flexographic label printing. Mr. Péladeau is active in many charitable organizations.

Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He also serves as a member of the Audit Committee of Quebecor, Quebecor Media and Videotron since June 2014. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He has served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship.

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

Manon Brouillette, President and Chief Executive Officer, Videotron Ltd. In May 2014, Ms. Brouillette was promoted President and Chief Executive Officer of Videotron. From May 2013 to May 2014, she acted as President and Chief Operating Officer of Videotron, after acting as President, Consumer Market from January 2012 to May 2013. She acted as Executive Vice President, Strategy and Market Development of Videotron from March 2009 to January 2012, as President, Consumer Market. From January 2011 to May 2012, she also acted as Vice President and Chief Digital Officer of Quebecor Media. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development of Quebecor Media. She joined Videotron in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining Videotron, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Université Laval.

Benoît Robert, President and Chief Executive Officer, Sports and Entertainment Group. Mr. Robert was appointed President and Chief Executive Officer, Sports and Entertainment Group on August 18, 2014. Mr. Robert earned a Master of Business Administration (MBA) with a specialization in marketing from the University of New Haven in Connecticut, where he also earned a hockey scholarship. After completing his MBA, Mr. Robert worked in finance for three years, occupying several positions at Nortel Networks’ Financial Management Program, including Regional Sales Manager. He then decided to focus his career on business development, sales and management, working for major companies such as Qualcomm and Ericsson. In 2008, he joined the Los Angeles Kings and AEG, a world leader in the management of large sports and entertainment venues, as Vice President, Business Development. In 2009, he tackled the challenge of reviving the fortunes of the Omaha Lancers, a major junior hockey team of which he became owner and president.

Julie Tremblay, President and Chief Executive Officer, Quebecor Media Group. Julie Tremblay was appointed President and Chief Executive Officer of Quebecor Media Group on July 30, 2014. On that date, she was also appointed President and Chief Executive Officer of TVA Group. Since 1989, Ms. Tremblay held different positions within the Quebecor group, including the position of Vice President, Human Resources of Quebecor and Quebecor Media, a position she held over a period of 8 years. From June 2011 to September 2013, she acted as Chief Operating Officer of Sun Media. In September 2013, she was promoted President and Chief Executive Officer of the said corporation, the activities of which are now included in Quebecor Media Group, a segment of Quebecor dedicated to entertainment and news. Prior to joining Quebecor, she practiced law in a private law firm. She has been a member of the Barreau du Québec since 1984 and holds a Bachelor degree of Arts with a minor in Political Science from McGill University.

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

Marc M. Tremblay, Senior Vice President, Chief Legal Officer and Public Affairs and Corporate Secretary. Mr. Tremblay was promoted Senior Vice President and Chief Legal Officer and Public Affairs and Corporate Secretary of Quebecor and Quebecor Media in September 2014. Prior to that date, he was Senior Vice President and Chief Legal Officer and Public Affairs of Quebecor Media, a position he held from October 2013. Prior to that date, Mr. Tremblay was Senior Vice President, Legal Affairs, a position he held from March 2012. Prior to that date, he was Vice President, Legal Affairs of Quebecor Media, a position he held from March 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

France Lauzière, Senior Vice President, Quebecor Content. France Lauzière was appointed to her current position in January 2013. She also serves as Vice President, Programming of TVA Group since February 2006. Ms. Lauzière first joined the TVA Group in 2001 as manager of Variety Programming before taking on the position of General Manager, Programming. In 2007, she also took the responsibilities of managing TVA Productions. Two years later, she established a division called TVA Création.

J. Serge Sasseville, Senior Vice President, Corporate and Institutional Affairs. Mr. Sasseville was promoted Senior Vice President, Corporate and Institutional Affairs in March 2012 from his previous position as Vice President, Corporate and Institutional Affairs of Quebecor Media, a position he held since November 2008. Mr. Sasseville joined the Quebecor Group in 1987 and has served in many capacities both as a lawyer and manager, including Vice President, Legal Affairs and Secretary of Videotron and its subsidiaries and President, Music Sector of Archambault Group. Mr. Sasseville is a member of the Boards of Directors of Select Music and the Quebecor Fund. He is also a member of the Executive Committee and the Vice-Chair of the Board of Directors of CWTA (Canadian Wireless Telecommunications Association) and the Vice-Chair of the Board of Directors of CPAC (Cable Public Affairs Channel). He has been a member of the Barreau du Québec since 1981 and practiced law at the law firm Stein, Monast in Québec City from 1981 to 1987.

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

Chloé Poirier, Vice President and Treasurer. Ms. Poirier was promoted Vice President and Treasurer in June 2013 from her previous position as Treasurer of Quebecor Media, a position she held since July 2009. She also serves as Vice President and Treasurer of Quebecor and Videotron. Ms. Poirier joined the Corporation in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and a trader at the Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor degree in Actuarial Science and an MBA from Université Laval.

Caroline Roy, Vice President, Digital Research and Development, Quebecor Digital. Caroline Roy was appointed to her current position in August 2013. She has been with Quebecor since 2010. She was previously Vice President, Digital of Sun Media. Before that, she distinguished herself as Director of TVA Interactif, where she demonstrated her abilities by giving TVA’s brands a digital dimension and developing and implementing TVA’s mobile strategy. Prior to joining Quebecor, Ms. Roy held management positions in the telecommunications and new media industry. She was also a lecturer at the Master degree level in Digital project manager at the University of Sherbrooke and holds a Bachelor Degree in Commerce from McGill University, Montréal.

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

B - Compensation

Compensation of Directors

The table below indicates the compensation received by our Directors for the financial year ended December 31, 2015:

Compensation for the financial year ended December 31, 2015(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	60,000
Base compensation of Directors	90,000
Chair of the Audit Committee	30,000
Chair of the Human Resources and Compensation Committee	15,000
Chair of the Corporate Governance and Nominating Committee	11,000
Members of the Audit Committee (except Chair)	15,000
Members of the Human Resources and Compensation Committee (except Chair)	11,000
Members of the Corporate Governance and Nominating Committee	6,000
Members of the Executive Committee	5,000
Attendance fees (lump sum payment)	20,000

(1)	All Directors of Quebecor are also acting as Directors of Quebecor Media. Fees are now borne on a pro rata basis between the two corporations.
(2)	The Chair of the Board does not receive attendance fees nor any other additional compensation for acting as Director.

All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees.

From January 1 to December 31, 2015, the amount of compensation (including benefits in kind) paid to our Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was $1,547,228. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2015, our senior executive officers, as a group, received aggregate compensation of $12.1 million for services they rendered in all capacities during 2015, which amount includes base salary, bonuses and benefits in kind. In addition, an aggregate total of 121,000 options were granted to them under Quebecor Media’s Stock Option Plan, with a weighted average price of $70.558.

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

Under this stock option plan, 6,180,140 common shares of Quebecor Media (representing 6.4% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Human Resources and Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Human Resources and Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2015, an aggregate total of 369,500 options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries, with a weighted average exercise price of $70.558 per share, as determined by Quebecor Media’s Human Resources and Compensation Committee. During the year ended December 31, 2015, a total of 480,165 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $9.5 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2015, an aggregate total of 1,482,494 options were outstanding (of which 244,261 were vested as at that date), with a weighted average exercise price of $60.44 per share, as determined by Quebecor Media’s Human Resources and Compensation Committee. For more information on this stock option plan, refer to Note 23 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

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

During the year ended December 31, 2015, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media. As of December 31, 2015, a total of 1,310,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $25.37 per share, were held by senior executive officers of Quebecor Media for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2015 was $33.88.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of

$144,500. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $7,225 in respect of 2016. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2015 to provide the pension benefits to our senior executives, as a group, was $379,700. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 29 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$144,500 or more	$28,900	$43,350	$57,800	$72,250	$86,700

C - Board Practices

In accordance with our charter, our Board of Directors may consist of at least one Director and no more than 20 Directors. Our Board of Directors currently consists of nine Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media (the “Corporation’s Shareholders Agreement”), our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In July 2015, the size of our Board of Directors was increased from eight to nine directors. In accordance with the Corporation’s Shareholders Agreement, Quebecor has nominated seven directors and Capital CDPQ two directors. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Corporation’s Shareholders Agreement.

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

D - Employees

At December 31, 2015, we had 10,340 employees on a consolidated basis. At December 31, 2014 and 2013, we had 13,835 and 15,110 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2015

Operations	Total number of employees	Number of employees under collective bargaining agreements	Number of collective bargaining agreements
Telecommunications	6,442	3,843	5
Videotron	6,323	3,770	4
Other	119	73	1

Media	3,531	1,676	26
MediaQMI(1)	585	176	6
TVA	2,153	1,135	13
Other	793	365	7

Sports and Entertainment	115	—	—

Corporate	252	—	—

Total	10,340	5,519	31

(1)	Includes Quebec National Sales Office (NSO).

At December 31, 2015, 53% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 31 collective bargaining agreements:

•

Videotron is party to four collective bargaining agreements representing 3,770 unionized employees. The collective bargaining agreement covering 2,800 unionized employees in the Montréal region will expire on December 2018. There are also three collective bargaining agreements covering unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2015 and December 31, 2018 respectively. The Gatineau region collective bargaining agreement is currently being negotiated.

•	One other collective bargaining agreement covering 73 employees of our SETTE subsidiary expired on December 31, 2015. This collective bargaining agreement is currently being negotiated.

•

MediaQMI is party to six collective bargaining agreements, representing 176 unionized employees. One of these collective bargaining agreements representing 21 employees has expired and is currently being negotiated. The other remaining collective bargaining agreement, covering 155 employees, will expire in 2017 and 2020.

•

TVA Group is party to 13 collective bargaining agreements, representing 1,135 unionized employees. Negotiations related to two collective bargaining agreements that expired in 2014 representing 6 employees are in progress or will be undertaken in 2016. Two collective bargaining agreements representing 32 unionized employees have expired in 2015. One of them, representing 4 unionized employees, was renewed and will expire in December 2018. Negotiations regarding the other one, representing 28 employees, will be undertaken in 2016. The two remaining collective agreements, representing 48 unionized employees, will expire on various dates through December 2018.

•

Of the other seven collective bargaining agreements, representing 365 unionized employees, two collective bargaining agreements representing 151 unionized employees expired in 2015. One of them, representing 30 employees, is currently being negotiated. The other collective bargaining agreements will expire between February 2016 and December 2018.

As at March 15, 2016, we are involved in an arbitration regarding the renewal of the collective bargaining agreement covering the 121 unionized employees of the printing facility of Mirabel. The adverse effect of this labour situation on the printing of our newspapers is currently limited and does not currently impact our ability to continue distribution in the ordinary course.

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A - Major Shareholders

In September 2015, we entered into an agreement (the “CDP Agreement”) with Capital CDPQ regarding a partial repurchase of Capital CDPQ’s interest in Quebecor Media. The CDP Agreement provided for the repurchase and cancellation by Quebecor Media of 7,268,324 shares of Quebecor Media held by Capital CDPQ, representing approximately 28.6% of Capital CDPQ’s interest before closing, for an aggregate purchase price of $500 million.

Following the completion of this transaction and as of December 31, 2015, Capital CDPQ indirectly held 18,170,810 shares of our Corporation, representing a 18.93% interest in Quebecor Media (excluding dilution from options under Quebecor Media’s stock option plan) and Quebecor held, directly and indirectly, 77,812,366 common shares of our Corporation, representing a 81.07% voting and equity interest in us. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the CDPQ, one of Canada’s largest pension fund managers.

To the knowledge of our Directors and officers and according to public information available, the only persons or companies which, as at March 11, 2016, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were: Pierre Karl Péladeau, Beutel, Goodman & Co. Ltd., Letko, Brosseau & Associates Inc. and Fidelity Management & Research Company and al.

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	34,936,928	89.75%	414,520	0.50%	73.99%
Beutel, Goodman & Co. Ltd.(1)	—	—	12,249,418	14.60%	2.59%
Letko Brosseau & Associates Inc.(2)			8,380,156	10.03%	1.77%
Fidelity Management & Research Company and al.(3)			8,362,500	10.01%	1.77%

(1)	Based on an alternative monthly report for the period ending January 30, 2015 and filed on SEDAR on March 3, 2105, the last publicly available information disclosing the share ownership in Quebecor of Beutel, Goodman & Co. Ltd.
(2)	Based on an alternative monthly report for the period ending December 31, 2013 and filed on SEDAR on January 8, 2014, the last publicly available information disclosing the share ownership in Quebecor of Letko Brosseau & Associates Inc.
(3)	Based on an early warning report dated September 9, 2013, and filed on SEDAR on June 12, 2013, the last publicly available information disclosing the share ownership in Quebecor of Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC.

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

The Corporation’s Shareholders Agreement provides, among other things, for:

(a)	standard rights of first refusal with respect to certain transfers of QMI Shares;

(b)	standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or our convertible securities;

(c)	rights of representation on our Board of Directors in proportion to shareholdings;

(d)	consent rights in certain circumstances with respect to matters relating to us and our non-reporting issuer (public) subsidiaries, including (1) a substantial change in the nature of our business and our subsidiaries taken as a whole, (2) an amendment to our articles or certain of our subsidiaries, (3) the merger or amalgamation of us or certain of our subsidiaries with a person other than an affiliate, (4) the issuance by us or certain of our subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (5) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, and (6) a business acquisition in a business sector unrelated to sectors in which we and certain of our subsidiaries are involved;

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

In July 2015, our shareholders, acting by written resolution, fixed the size of our Board of Directors to nine directors. In accordance with the Corporation’s Shareholders Agreement, Quebecor is entitled to nominate seven directors and Capital CDPQ is entitled to nominate two directors.

C - Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $12.3 million ($11.7 million in 2014 and $12.1 million in 2013), which are included in purchase of goods and services. During the year ended December 31, 2015, the Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.3 million ($3.3 million in 2014 and $3.5 million in 2013). These transactions were accounted for at the consideration agreed between parties.

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

In 2015, the Corporation received an amount of $2.0 million, which is included as a reduction in employee costs ($2.2 million in 2014 and $1.8 million in 2013), and incurred management fees of $2.2 million ($2.0 million in 2014 and $2.0 million in 2013) with the Corporation’s shareholders.

Tax transactions

In 2015, the parent corporation transferred $33.4 million of non-capital losses ($12.5 million in 2014 and $29.0 million in 2013) to the Corporation and its subsidiaries in exchange for a total cash consideration of $8.4 million paid in January 2016 ($3.1 million in 2014 and $6.9 million in 2013). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction of $0.6 million in its income tax expense in 2015 ($0.3 million in 2014 and $0.9 million in 2013).

Bridge Financing and Standby Commitment Agreement

On December 30, 2014, the Corporation provided TVA Group with an unsecured $100 million bridge funding facility (the “Bridge Facility”) in order to fund the purchase price of the VG Acquisition. The net proceeds of the TVA Rights Offering have been used, in part, to repay all of the amounts outstanding under the Bridge Facility on March 20, 2015.

On March 20, 2015, the closing of the TVA Rights Offering took place. An amount of $1.1 million as a standby commitment fee was paid to Quebecor Media pursuant to a standby commitment agreement with TVA Group.

D - Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A - Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2015 and 2014, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2015, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B - Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

In 2001, Videotron refused to complete the acquisition of Cable-Axion, a cable operator, claiming that a material adverse change had occurred. However, Telus and Novacap disagreed and, as shareholders and interest owners of Cable-Axion, they filed an action in damages against Videotron for an amount of $18.8 million in 2002. The trial occurred during the fall of 2014. On January 20, 2015, the Superior Court of Québec rendered a judgement against Videotron in the amount of $34.3 million (including accrued interest). On February 18, 2015, Videotron filed an appeal against this judgment with the Court of Appeal of Québec.

C - Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2015, our issued and outstanding share capital was as follows:

•	95,983,176 common shares outstanding, of which 77,812,366 were held by Quebecor and 18,170,810 were held by Capital CDPQ; and

•	430,000 Cumulative First Preferred Shares, Series G, outstanding, all of which were held by 9101-0835 Québec Inc., an indirect wholly-owned subsidiary of Quebecor Media.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2015, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $75 million and declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $25 million. In 2014, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2013, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D - Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects”), there has been no significant change in our financial position since December 31, 2015.

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

D - Selling Shareholders

Not applicable.

E - Dilution

Not applicable.

F - Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A - Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2015, there were no issued and outstanding preferred shares, other than the Series G Shares.

As of December 31, 2015, there were 430,000 of our Series G Shares issued and outstanding, all of which are held by 9101-0835 Québec Inc., one of our indirect wholly-owned subsidiaries. These Series G Shares have been issued in connection with transactions that consolidate tax losses within the Quebecor Media group. The Series G Shares are non-voting shares. Holders of Series G Shares are entitled to a cumulative annual dividend of 10.85% per annum per share. Holders may require us to redeem the Series G Shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends.

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

On October 5, 2007, we issued US$700,000,000 aggregate principal amount of our 7  3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of October 5, 2007, by and between Quebecor Media and U.S. Bank National Association, as trustee. These senior notes were unsecured and bore a maturity date of March 15, 2016. Interest on these senior notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes were not guaranteed by our subsidiaries. These senior notes were redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contained customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurred and was continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes could declare all the senior notes to be due and payable immediately. On November 2, 2012, Quebecor Media redeemed and retired US$320,000,000 aggregate principal amount of its outstanding 7 3/4% Senior Notes due 2016. On April 25, 2014, Quebecor Media redeemed and retired the entire remaining principal amount outstanding of its 7 3/4% Senior Notes issued on October 5, 2007.

(e)	Amended and Restated Credit Agreement, dated as of June 14, 2013, as amended, by and among Quebecor Media, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of America, N.A., as administrative agent.

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

On September 16, 2005, Videotron issued US$175,000,000 aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes were unsecured and bore a maturity date of December 15, 2015. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. On April 10, 2015, Videotron redeemed and retired the entire remaining principal amount outstanding of its 6 3/8% Senior Notes due December 15, 2015.

(g)

Indenture relating to US$715,000,000 of Videotron’s 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, Videotron issued US$455,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, and on March 5, 2009, Videotron issued and sold an additional US$260,000,000 aggregate principal amount of its 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes, which form a single series and class, were unsecured and bore a maturity date of April 15, 2018. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all of such senior notes to be due and payable immediately. On July 2, 2013, Videotron redeemed and retired US$380,000,000 aggregate principal amount of its outstanding 9 1/8% Senior Notes due 2018. On April 24, 2014, Videotron redeemed and retired US$260,000,000 aggregate principal amount of its outstanding 9 1/8% Senior Notes due 2018. On July 16, 2015, Videotron redeemed and retired the entire remaining principal amount outstanding of its 9 1/8% Senior Notes due April 15, 2018.

(h)

Indenture relating to CAN$300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, Videotron issued CAN$300,000,000 aggregate principal amount of its 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes were unsecured and bore a maturity date of January 15, 2020. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On July 16, 2015, Videotron redeemed and retired the entire remaining principal amount outstanding of its 7 1/8% Senior Notes due January 15, 2020.

(i)

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

(k)

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

(m)

Indenture relating to CAN$375,000,000 of Videotron’s 5 3/4% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, Videotron issued CAN$375,000,000 aggregate principal amount of its 5 3/4% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(n)	Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015, provide for a $615,000,000 secured revolving credit facility and a $350,000,000 unsecured revolving credit facility that both mature on July 20, 2020, as well as a secured export financing facility (in a principal amount of $32,142,857 as of the amendment and restatement date of June 16, 2015) providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facilities can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to Videotron’s contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under Videotron’s secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron’s credit agreement) of the Relevant Group (as defined in such credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.325% when this ratio is less than 1.5x, to 1.625% when this ratio is greater than or equal to 4.5x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.325% when this ratio is less than 1.5x, to 2.625% when this ratio is greater than or equal to 4.5x.

Advances under Videotron’s unsecured revolving credit facility bear interest at the Canadian prime rate or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as referred to above). The applicable margin for Canadian prime rate advances ranges from 0.65% when this ratio is less than 1.5x, to 2.00% when this ratio is greater than or equal to 4.5x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.65% when this ratio is less than 1.5x, to 3.00% when this ratio is greater than or equal to 4.5x.

Videotron has also agreed to pay specified commitment fees in respect of its revolving credit facilities. Advances under Videotron’s export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

The revolving credit facilities are both repayable in full on July 20, 2020. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under Videotron’s senior credit facilities (excluding the unsecured revolving credit facility) and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the senior credit facilities (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by Videotron and such guarantors and other security.

In respect of the unsecured revolving credit facility, Videotron’s credit agreement contemplates that within approximately fifteen (15) days following the date on which our 6 7/8% Senior Notes due 2021 have all been repaid in full, then the entire amount of the unsecured revolving credit facility shall be added to the amount of the secured revolving credit facility (with the relevant commitments being transferred and converted), such that all unsecured obligations under the unsecured revolving credit facility shall become secured obligations under the secured revolving credit facility.

Videotron’s senior credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, Videotron’s senior credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

(o)	Purchase Agreement dated as of October 6, 2014, by and among Quebecor Media, as seller, and Postmedia Network Canada Corporation, as purchaser.

Quebecor Media’s purchase agreement with Postmedia Network Canada Corporation relates to the Postmedia Transaction between Quebecor Media, as seller, and Postmedia Network Canada Corporation, as purchaser, for cash consideration of $305.5 million.

D - Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of the Corporation’s securities, other than withholding tax requirements. Canada has no system of exchange controls. See “— Taxation — Canadian Material Federal Income Tax Considerations for Residents of the United States” below.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Corporation on the right of a non-resident to hold voting shares of the Corporation, other than as provided by the Investment Canada Act ( Canada), as amended, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

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

F - Dividends and Paying Agents

Not applicable.

G - Statement By Experts

Not applicable.

H - Documents on Display

We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the Public

Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at our offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S. dollar-denominated debt obligations outstanding as of December 31, 2015, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s and its subsidiaries’ bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2015, after taking into account the hedging instruments, long-term debt was comprised of 82.8% fixed-rate debt (83.2% in 2014) and 17.2% floating-rate debt (16.8% in 2014).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2015 is $8.4 million.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2015, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2015, 10.4% of trade receivables were 90 days past their billing date (8.5% as of December 31, 2014) of which 40.4% had an allowance for doubtful accounts (52.3% as of December 31, 2014).

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

Principal Repayments

As of December 31, 2015, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2016	19.1
2017	22.9
2018	19.2
2019	56.8
2020	704.2
2021 and thereafter	5,014.4

Total	$5,836.6

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

B - Use of Proceeds

Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Senior Vice President and Chief Financial Officer, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Senior Vice President and Chief Financial Officer concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is accumulated and communicated to management, including the Corporation’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Quebecor Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the Corporation (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Quebecor Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Quebecor Media’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quebecor Media’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of Quebecor Media are being made only in accordance with authorizations of management and directors of Quebecor Media; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quebecor Media’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2015.

Pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Quebecor Media is not required to include in its annual report an attestation report of Quebecor Media’s independent registered public accounting firm regarding our internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was therefore not subject to attestation procedures by our independent registered public accounting firm.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2015, 2014 and 2013. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2015 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2015, 2014 and 2013, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
Audit Fees(1)	$2,412,089	$2,532,993	$2,584,782
Audit related Fees(2)	226,996	722,819	585,064
Tax Fees(3)	25,336	43,994	60,413
All Other Fees(4)	—	3,675	—

Total	$2,664,421	$3,303,481	$3,230,259

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM  16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2015, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation of Quebecor Media as of January 17, 2013 (incorporated by reference to Exhibit 1.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

1.2	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 1.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

1.3	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.4	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.5	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006, Commission file No. 333-13792).

1.6	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007, Commission file No. 333-13792).

1.7	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008, Commission file No. 333-13792).

1.8	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009, Commission file No. 333-13792).

2.1	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

Exhibit Number	Description

2.2	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.3	Form of 6 5/8% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.4	Indenture, relating to Quebecor Media’s 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.5	Form of 5 3/4% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.6	Indenture, relating to Quebecor Media’s 5 3/4% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.7	Supplemental Indenture, dated as of March 14, 2014, by and among Quebecor Media, and U.S. Bank National Association, as trustee, to the Indenture dated as of October 11, 2012 (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 333-13792).

2.8	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.9	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.10	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.11	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.12	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

Exhibit Number	Description

2.13	Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.14	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.15	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.16	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.17	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.18	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.19	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.20	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.21	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013.

2.22	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.12 above).

2.23	Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.24	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.25	Indenture, dated as of April 9, 2014, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

Exhibit Number	Description

2.26	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.27	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.28	Form of 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.30 below).

2.29	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.30 below).

2.30	Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

2.31	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.12 above).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written resolution adopted by the Shareholders of Quebecor Media on May 25, 2011 relating to the decrease in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.5 to Quebecor Media’a Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

3.4	Amendment Agreement, dated as of October 11, 2012, amending the Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media (incorporated by reference to Exhibit 3.4 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

4.1	First Amendment to the Amended and Restated Credit Agreement, dated as of August 1, 2013, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

Exhibit Number	Description

4.2	Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.2 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

4.3	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

4.4	Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors.

4.5	Third Amending Agreement, dated as of June 16, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc. and 4Degrees Colocation Inc., as guarantors.

4.6	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.7	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.8	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.9	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.10	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

Exhibit Number	Description

4.11	Purchase Agreement dated as of October 6, 2014, by and among Quebecor Media, as seller, and Postmedia Network Canada Corporation, as Purchaser (incorporated by reference to Exhibit 4.9 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 333-13792).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

12.1	Certification of Pierre Dion, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Dion, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
Name: Jean-François Pruneau
Title: Senior Vice President and Chief Financial Officer

Dated: March 18, 2016

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholders of

Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. and its subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada	/s/ Ernst & Young LLP(1)

March 8, 2016

[1]	CPA auditor, CA, public accountancy permit no. A107913

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2015, 2014 and 2013

(in millions of Canadian dollars)

	Note	2015	2014	2013

Revenues	2	$3,879.5	$3,607.7	$3,538.8

Employee costs	3	694.4	650.6	659.5
Purchase of goods and services	3	1,744.3	1,551.9	1,491.7
Depreciation and amortization		691.0	658.3	621.3
Financial expenses	4	309.2	323.8	360.2
Loss on valuation and translation of financial instruments	5	3.8	3.1	244.4
(Gain) loss on litigation, restructuring of operations and other items	6	(117.2)	49.6	10.5
Impairment of goodwill and other assets	7	230.7	81.0	26.4
Loss on debt refinancing	8	12.1	18.7	18.9

Income before income taxes		311.2	270.7	105.9
Income taxes (recovery):
Current	9	63.4	121.9	87.0
Deferred	9	40.7	(19.6)	(45.3)

		104.1	102.3	41.7

Income from continuing operations		207.1	168.4	64.2
Loss from discontinued operations	10	(19.7)	(81.6)	(216.6)

Net income (loss)		$187.4	$86.8	$(152.4)

Income (loss) from continuing operations attributable to
Shareholders		$225.7	$186.1	$54.6
Non-controlling interests		(18.6)	(17.7)	9.6

Net income (loss) attributable to
Shareholders		$207.6	$107.6	$(159.6)
Non-controlling interests		(20.2)	(20.8)	7.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2015, 2014 and 2013

(in millions of Canadian dollars)

	Note	2015	2014	2013

Income from continuing operations		$207.1	$168.4	$64.2

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		14.0	14.2	(45.1)
Deferred income taxes		(41.6)	(21.3)	(1.2)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	29	(28.2)	(45.1)	109.7
Deferred income taxes		7.7	12.1	(29.4)
Reclassification to income:
Gain related to cash flows hedges	8	(3.9)	(10.8)	(14.5)
Deferred income taxes		(0.4)	0.4	1.1

		(52.4)	(50.5)	20.6

Comprehensive income from continuing operations		154.7	117.9	84.8

Loss from discontinued operations	10	(19.7)	(81.6)	(216.6)
Other comprehensive (loss) income from discontinued operations	10	—	(7.6)	28.3

Comprehensive income (loss)		$135.0	$28.7	$(103.5)

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$174.4	$139.9	$62.6
Non-controlling interests		(19.7)	(22.0)	22.2

Comprehensive income (loss) attributable to
Shareholders		$156.2	$53.8	$(123.3)
Non-controlling interests		(21.2)	(25.1)	19.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2015, 2014 and 2013

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock (note 22)	Contributed surplus	Deficit	Accumulated other comprehensive loss (note 24)	Equity attributable to non- controlling interests	Total equity

Balance as of December 31, 2012	$4,116.1	$1.3	$(2,021.3)	$(67.1)	$131.4	$2,160.4
Net (loss) income	—	—	(159.6)	—	7.2	(152.4)
Other comprehensive income	—	—	—	36.3	12.6	48.9
Dividends	—	—	(100.0)	—	(0.4)	(100.4)
Non-controlling interests and business acquisitions	—	—	—	—	0.3	0.3

Balance as of December 31, 2013	4,116.1	1.3	(2,280.9)	(30.8)	151.1	1,956.8
Net income (loss)	—	—	107.6	—	(20.8)	86.8
Other comprehensive loss	—	—	—	(53.8)	(4.3)	(58.1)
Dividends	—	—	(100.0)	—	(0.2)	(100.2)
Non-controlling interests acquisition	—	—	(0.1)	—	0.1	—

Balance as of December 31, 2014	4,116.1	1.3	(2,273.4)	(84.6)	125.9	1,885.3
Net income (loss)	—	—	207.6	—	(20.2)	187.4
Other comprehensive loss	—	—	—	(51.4)	(1.0)	(52.4)
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Repurchase of shares	(289.7)	—	(210.5)	—	—	(500.2)
Issuance of shares of a subsidiary to non-controlling interests (note 11)	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions (note 11)	—	—	16.5	—	(15.7)	0.8

Balance as of December 31, 2015	$3,801.4	$1.3	$(2,334.8)	$(136.0)	$100.9	$1,432.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2015, 2014 and 2013

(in millions of Canadian dollars)

	Note	2015	2014	2013

Cash flows related to operating activities
Income from continuing operations		$207.1	$168.4	$64.2
Adjustments for:
Depreciation of property, plant and equipment	14	592.6	533.0	495.4
Amortization of intangible assets	15	98.4	125.3	125.9
Loss on valuation and translation of financial instruments	5	3.8	3.1	244.4
Impairment of goodwill and other assets	7	230.7	81.0	26.4
Loss on debt refinancing	8	12.1	18.7	18.9
Amortization of financing costs and long-term debt discount	4	7.1	8.6	11.9
Deferred income taxes	9	40.7	(19.6)	(45.3)
Other		5.9	2.9	1.8

		1,198.4	921.4	943.6
Net change in non-cash balances related to operating activities		(98.7)	70.0	(13.7)

Cash flows provided by continuing operating activities		1,099.7	991.4	929.9

Cash flows related to investing activities
Business acquisitions	11	(94.5)	(132.3)	(7.7)
Business disposals	10	316.3	193.5	59.2
Additions to property, plant and equipment	14	(678.4)	(643.8)	(560.1)
Additions to intangible assets	15	(360.6)	(317.3)	(77.8)
Proceeds from disposals of assets		4.6	5.4	13.2
Acquisition of tax deductions from the parent corporation	28	—	(3.1)	(6.9)
Other		(12.7)	0.5	1.7

Cash flows used in continuing investing activities		(825.3)	(897.1)	(578.4)

Cash flows related to financing activities
Net change in bank indebtedness		29.3	4.5	—
Net change under revolving facilities		246.9	—	—
Issuance of long-term debt, net of financing fees	20	370.1	728.3	752.6
Repayments of long-term debt	8	(652.3)	(814.7)	(722.8)
Settlement of hedging contracts	8	(34.3)	(65.4)	(29.7)
Repurchase of Common Shares	22	(500.2)	—	—
Issuance of shares of a subsidiary to non-controlling interests	11	12.1	—	—
Reduction of paid-up capital		(25.0)	—	—
Dividends		(75.0)	(100.0)	(100.0)
Dividends paid to non-controlling interests		(0.2)	(0.2)	(0.4)

Cash flows used in continuing financing activities		(628.6)	(247.5)	(100.3)

Net change in cash and cash equivalents from continuing operations		$(354.2)	$(153.2)	$251.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2015, 2014 and 2013

(in millions of Canadian dollars)

	Note	2015	2014	2013

Net change in cash and cash equivalents from continuing operations		$(354.2)	$(153.2)	$251.2
Cash flows (used in) provided by discontinued operations	10	(22.5)	71.9	(3.3)
Cash and cash equivalents at the beginning of the year		395.3	476.6	228.7

Cash and cash equivalents at the end of the year		$18.6	$395.3	$476.6

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$17.0	$155.9	$207.3
Cash equivalents		1.6	239.4	269.3

		$18.6	$395.3	$476.6

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(16.0)	$10.4	$(5.2)
Inventories		(44.5)	7.2	8.0
Accounts payable, accrued charges and provisions		30.1	30.9	(58.5)
Income taxes		(97.4)	8.2	48.7
Deferred revenues		21.0	8.8	(4.0)
Defined benefit plans		(3.6)	(19.7)	(19.6)
Other		11.7	24.2	16.9

		$(98.7)	$70.0	$(13.7)

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$(12.7)	$2.4	$2.2

Interest and taxes reflected as operating activities
Cash interest payments		$282.4	$312.3	$336.8
Cash income tax payments (net of refunds)		158.0	124.9	49.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

(in millions of Canadian dollars)

	Note	2015	2014

Assets

Current assets
Cash and cash equivalents		$18.6	$395.3
Accounts receivable	12	493.7	448.4
Income taxes		28.6	6.7
Amounts receivable from the parent corporation		—	7.3
Inventories	13	215.5	212.2
Prepaid expenses		45.9	37.8
Assets held for sale	10	—	398.1

		802.3	1,505.8

Non-current assets
Property, plant and equipment	14	3,379.9	3,382.9
Intangible assets	15	1,178.0	945.8
Goodwill	16	2,678.4	2,714.6
Derivative financial instruments	27	1,072.4	400.9
Deferred income taxes	9	29.5	7.8
Other assets	17	89.4	78.9

		8,427.6	7,530.9

Total assets		$9,229.9	$9,036.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2015 and 2014

(in millions of Canadian dollars)

	Note	2015	2014

Liabilities and equity

Current liabilities
Bank indebtedness		$33.8	$4.5
Accounts payable and accrued charges	18	646.7	643.2
Provisions	19	67.1	56.7
Deferred revenue		321.5	283.0
Income taxes		9.1	85.5
Amounts payable to the parent corporation		5.7	—
Derivative financial instruments	27	—	0.9
Current portion of long-term debt	20	19.1	229.1
Liabilities held for sale	10	—	97.9

		1,103.0	1,400.8

Non-current liabilities
Long-term debt	20	5,781.5	4,972.7
Derivative financial instruments	27	118.7	101.9
Other liabilities	21	203.8	173.6
Deferred income taxes	9	590.1	502.4

		6,694.1	5,750.6

Equity
Capital stock	22	3,801.4	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,334.8)	(2,273.4)
Accumulated other comprehensive loss	24	(136.0)	(84.6)

Equity attributable to shareholders		1,331.9	1,759.4
Non-controlling interests		100.9	125.9

		1,432.8	1,885.3
Commitments and contingencies	19, 25
Guarantees	26
Subsequent event	31

Total liabilities and equity		$9,229.9	$9,036.7

See accompanying notes to consolidated financial statements.

On March 8, 2016, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

On behalf of the Board of Directors,

/s/ Brian Mulroney The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	/s/ Jean La Couture Jean La Couture, Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2015, 2014 and 2013

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles Inc.	100.0%	100.0%

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network, the operation of specialty television services, the operation of studio rental, soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies, the distribution and production of music, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, and the operation of two Quebec Major Junior Hockey League (“QMJHL”) teams.

In the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect those changes.

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2015, 2014 and 2013

(in million of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2015

Revenues	$3,007.0	$964.5	$23.2	$(115.2)	$3,879.5
Employee costs	359.4	285.3	11.0	38.7	694.4
Purchase of goods and services	1,261.8	609.0	23.9	(150.4)	1,744.3

Adjusted operating income[1]	1,385.8	70.2	(11.7)	(3.5)	1,440.8

Depreciation and amortization					691.0
Financial expenses					309.2
Loss on valuation and translation of financial instruments					3.8
Gain on litigation, restructuring of operations and other items					(117.2)
Impairment of goodwill and other assets					230.7
Loss on debt refinancing					12.1

Income before income taxes					$311.2

Additions to property, plant and equipment	$630.2	$36.0	$12.0	$0.2	$678.4
Additions to intangible assets	312.3	9.3	34.6	4.4	360.6

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2015, 2014 and 2013

(in million of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2014

Revenues	$2,837.3	$851.7	$7.1	$(88.4)	$3,607.7
Employee costs	345.1	258.8	4.2	42.5	650.6
Purchase of goods and services	1,139.0	534.5	5.7	(127.3)	1,551.9

Adjusted operating income[1]	1,353.2	58.4	(2.8)	(3.6)	1,405.2

Depreciation and amortization					658.3
Financial expenses					323.8
Loss on valuation and translation of financial instruments					3.1
Loss on litigation, restructuring of operations and other items					49.6
Impairment of goodwill and other assets					81.0
Loss on debt refinancing					18.7

Income before income taxes					$270.7

Additions to property, plant and equipment	$606.1	$32.1	$5.3	$0.3	$643.8
Additions to intangible assets	304.7	9.3	0.1	3.2	317.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

Years ended December 31, 2015, 2014 and 2013

(in million of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2013

Revenues	$2,726.0	$886.2	$5.0	$(78.4)	$3,538.8
Employee costs	349.4	266.3	1.7	42.1	659.5
Purchase of goods and services	1,083.8	524.7	3.8	(120.6)	1,491.7

Adjusted operating income[1]	1,292.8	95.2	(0.5)	0.1	1,387.6

Depreciation and amortization					621.3
Financial expenses					360.2
Loss on valuation and translation of financial instruments					244.4
Restructuring of operations and other items					10.5
Impairment of goodwill					26.4
Loss on debt refinancing					18.9

Income before income taxes					$105.9

Additions to property, plant and equipment	$531.1	$26.4	$0.1	$2.5	$560.1
Additions to intangible assets	67.9	8.8	—	1.1	77.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred to as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net income (loss) before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, (gain) loss on litigation, restructuring of operations and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(k)), the liability related to stock-based compensation (note 1(u)) and the net defined benefit liability (note 1(v)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the years ended December 31, 2014 and 2013 have been restated to conform to the presentation adopted for the year ended December 31, 2015.

(b)	Change in accounting estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences used in the operation of its Telecommunications segment. In light of recent spectrum auctions and developments in the telecommunications industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development (“ISED”) Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 ($55.4 million in 2014 and 2013).

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

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent corporation’s ownership interest in them. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Business combinations

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

Non-controlling interests in an entity acquired are presented in the consolidated balance sheets within equity, separately from the equity attributable to shareholders, and are initially measured at fair value.

(e)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

Financial statements of the foreign operations disposed of in 2014 (note 10) were translated using the rate in effect at the balance sheet date for assets and liabilities, and using the average exchange rates during the period for revenues and expenses.

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

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony, over-the-top video, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

Telecommunications (continued)

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•

Operating revenues from cable and other services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

•

Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction in related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in related equipment sales on activation;

•	Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided;

•

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

Media

The Media segment recognizes each of its main activities’ revenues as follows:

•	Advertising revenues are recognized when the advertising is aired on television, is featured in newspapers or magazines or is displayed on the digital properties or on transit shelters;

•	Revenues from subscriptions to specialty television channels or to online publications are recognized on a monthly basis at the time service is provided or over the period of the subscription;

•

Revenues from the sale or distribution of newspapers, magazines, books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•	Studio, soundstage and equipment leasing revenues are recognized over the rental period;

•	Revenues derived from speciality film and television services are recognized when services are provided.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•	Revenues from leasing, and from ticket, food and beverage sales at the Videotron Centre are recognized when the events take place and/or goods are sold, as the case may be;

•	Revenues derived from sporting and cultural event management are recognized when services are provided.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews, at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment loss had previously been recognized.

(h)	Barter transactions

In the normal course of operations, the Corporation principally offers advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of goods and services provided.

For the year ended December 31, 2015, the Corporation recorded $10.3 million of barter advertising revenues ($14.5 million in 2014 and $15.2 million in 2013).

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Income taxes (continued)

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

Classification, recognition and measurement

Financial instruments are classified as held-for-trading, available-for-sale, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Available-for-sale	Other liabilities
• Cash and cash equivalents • Bank indebtedness	• Accounts receivable • Amounts receivable from the parent corporation • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Provisions • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market and where fair value is insufficiently reliable, and changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as “Other liabilities” are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization. Liabilities recognized as a result of contingent consideration arising from a business acquisition and included in “Other liabilities”, are initially recorded at their acquisition-date fair value and re-measured at fair value in subsequent periods. These changes in fair value are recorded in the consolidated statements of income as other items.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

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

•

The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

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

Any change in the fair value of the derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, such as early settlement options on long term-debt, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Inventories (continued)

In particular, inventories related to broadcasting activities, which primarily comprise programs and broadcast and distribution rights, are accounted for as follows:

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

(ii)	Broadcast and distribution rights

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the broadcast or distribution period begins and all of the following conditions have been met: (a) the cost of the licence for each program, movies, series or right to broadcast a live event is known or can be reasonably determined; (b) the programs, movies or series have been accepted or the live event is broadcast in accordance with the conditions of the licence agreement; (c) the programs, movies or series are available for distribution, first showing or telecast, or when the live event is broadcast.

Amounts paid for broadcast and distribution rights before all of the above conditions are met are recorded as prepaid rights.

Broadcast and distribution rights are classified as current or long-term assets, based on management’s estimate of the broadcast or distribution period. These rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on how future economic benefits from those rights will be generated. Broadcast and distribution rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

Estimates of future revenues used to determine the net realizable values of inventories related to the broadcasting or distribution of television products and movies are examined periodically by management and revised as necessary. The carrying value of programs produced and productions in progress, broadcast rights and distribution rights is reduced to the net realizable value, as necessary, based on this assessment.

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

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of property, plant and equipment during the development phase. Expenditures, such as maintenance and repairs, are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Telecommunication networks	3 to 20 years

Depreciation methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are depreciated over the shorter of the term of the lease and their estimated useful life.

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for those assets. A decommissioning obligation is however recorded for the rental of sites related to the mobile network.

Videotron Ltd. (“Videotron”) is engaged in an agreement to operate a shared LTE network in the Province of Québec and in the Ottawa region.

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

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Goodwill and intangible assets (continued)

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized based on the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by ISED Canada, (ii) the Corporation has the financial and operational ability to renew these spectrum licences, (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future (note 1 (b)).

Broadcasting licences, mastheads and sport franchises have also an indefinite useful life and are not amortized. In particular, given the low cost of renewal of broadcasting licences, management believes it is economically compelling to renew the licences and to comply with all rules and conditions attached to those licences. These intangibles assets are recorded at cost or at fair value at the acquisition date if they are acquired through a business acquisition.

Software is recorded at cost. In particular, internally generated intangible assets such as software and website development are mainly comprised of internal costs in connection with the development of those assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Naming rights for the Videotron Centre in Québec City are recognized at cost.

Customer relationships acquired through a business acquisition are recorded at fair value at the date of acquisition.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Software	3 to 7 years
Naming rights	25 years
Customer relationships and other	3 to 10 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

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

Years ended December 31, 2015, 2014 and 2013

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

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive loss and in accumulated other comprehensive loss. Re-measurements are comprised of the following:

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans (continued)

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent that the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans.

The Corporation also offers discounts on telecommunication services, health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

(w)	Use of estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from those estimates.

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecast of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 16.

(ii)	Fair value of derivative financial instruments, including embedded derivatives

Derivative financial instruments must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement options on debt is determined with option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statements of income, the gain or loss on valuation of financial instruments recorded in the consolidated statements of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheets. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 27.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments (continued)

(iii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 29.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 19.

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Useful life periods for the depreciation and amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the Corporation will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the depreciation and amortization charge recorded in the consolidated statements of income.

(ii)	Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changed its conclusion in the future, as it did in 2015 (note 1 (b)).

(iii)	CGU’s determination for the purpose of impairment tests

The determination of CGUs requires judgment when determining the lowest level for which there are separately identifiable cash inflows generated by the group of assets. In identifying assets to group in CGUs, the Corporation considers, among other factors, offering bundled services, sharing telecommunication or broadcasting network infrastructure, integration of media assets, geographical proximity, similarity on exposure to market risk, and materiality. The determination of CGUs could affect the results of impairment tests and, as the case may be, the impairment charge recorded in the consolidated statements of income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments (continued)

(iv)	Determination if early settlement options are not closely related to their debt contract

Early settlement options are not considered closely related to their debt contract when the corresponding option exercise price is not approximately equal to the amortized cost of the debt. Judgment is therefore required to determine if an option exercise price is not approximately equal to the amortized cost of the debt. This determination may have a significant impact on the amount of gains or losses on valuation and translation of financial instruments recorded in the consolidated statements of income.

(v)	Interpretation of laws and regulations

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

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that the IFRS 15 has been applied or is applied at the same time as IFRS 16.

IFRS 16 sets out the new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2015	2014	2013

Services rendered	$3,504.2	$3,245.5	$3,165.8
Product sales	375.3	362.2	373.0

	$3,879.5	$3,607.7	$3,538.8

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2015	2014	2013

Employee costs	$871.0	$807.6	$805.0
Less employee costs capitalized to property, plant and equipment and to intangible assets	(176.6)	(157.0)	(145.5)

	694.4	650.6	659.5
Purchase of goods and services:
Royalties, rights and creation costs	729.3	662.2	645.9
Cost of products sold	306.7	252.2	216.6
Service contracts	159.7	151.4	163.1
Marketing, circulation and distribution expenses	97.5	81.3	82.5
Building expenses	84.2	70.8	71.8
Other	366.9	334.0	311.8

	1,744.3	1,551.9	1,491.7

	$2,438.7	$2,202.5	$2,151.2

4.	FINANCIAL EXPENSES

	2015	2014	2013

Interest on long-term debt	$287.3	$313.5	$340.5
Amortization of financing costs and long-term debt discount	7.1	8.6	11.9
Interest on net defined benefit liability	5.4	4.6	10.8
Loss on foreign currency translation on short-term monetary items	6.4	4.0	2.7
Other	3.0	(6.9)	(5.7)

	$309.2	$323.8	$360.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

5.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2015	2014	2013

Loss on embedded derivatives related to long-term debt and derivative financial instruments for which hedge accounting is not used	$6.2	$7.9	$173.2
(Gain) loss on reversal of embedded derivatives on debt redemption	(0.4)	(1.1)	72.9
Loss (gain) on the ineffective portion of cash flow hedges	1.6	(0.5)	(1.7)
Gain on the ineffective portion of fair value hedges	(3.6)	(3.2)	—

	$3.8	$3.1	$244.4

6.	(GAIN) LOSS ON LITIGATION, RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	2015	2014	2013
(Gain) loss on litigation	$(138.1)	$34.3	$—
Restructuring of operations	19.2	9.0	7.6
Other items	1.7	6.3	2.9

	$(117.2)	$49.6	$10.5

(Gain) loss on litigation

On March 6, 2015, the Court of Appeal of Quebec ruled in favour of Videotron and TVA Group Inc. (“TVA Group”), and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron $135.3 million and TVA Group $0.6 million, including interest, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. The related $139.1 million gain was recorded in 2015.

In 2014, a charge of $34.3 million, including interest, was accounted for as a result of an unfavorable judgment against Videotron in a legal action. Videotron is currently appealing this judgment. $1.0 million in interest relating to this litigation was recorded in 2015.

Restructuring of operations and other items

In 2015, the Telecommunications segment recorded a charge for restructuring costs of $8.8 million, mainly related to the migration of its subscribers from analog to digital services ($1.8 million in 2014 and $0.7 million in 2013), and a charge for other items of $0.3 million ($3.4 million in 2014 and none in 2013).

The Media segment has implemented various restructuring initiatives to reduce operating costs and, as a result, restructuring costs of $9.8 million, mainly for the reduction of positions, were recorded in 2015 ($6.5 million in 2014 and $6.7 million in 2013). In 2015, the Media segment also recorded a charge for other items of $0.7 million, mainly related to business acquisitions ($2.7 million in 2014 and $2.0 million in 2013).

In 2015, other segments recorded a charge for restructuring costs of $0.6 million ($0.7 million in 2014 and $0.2 million in 2013), and a charge for other items of $0.7 million ($0.2 million in 2014 and $0.9 million in 2013).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

7.	IMPAIRMENT OF GOODWILL AND OTHER ASSETS

	2015	2014	2013

Impairment of goodwill	$85.0	$39.3	$26.4
Impairment of property, plant and equipment	76.5	—	—
Impairment of intangible assets	69.2	41.7	—

	$230.7	$81.0	$26.4

2015

In 2015, the Corporation performed impairment tests on its CGUs and concluded that the recoverable amounts of its Newspapers and Broadcasting CGUs were less than their carrying values. The recoverable amounts of these CGUs were negatively impacted by the decrease in newspaper and commercial printing volumes at the Mirabel printing plant, plus the continuing pressure on advertising revenues in the newspaper and television industries. Accordingly, a goodwill impairment charge of $85.0 million (without any tax consequence) and an impairment charge on other assets of $81.9 million, mainly related to Mirabel printing plant assets, were recorded for the Newspapers CGU. An impairment charge of $60.1 million on the TVA Network’s broadcasting licence (including $30.1 million without any tax consequence) was recorded for the Broadcasting CGU.

An impairment charge on intangible assets of $3.7 million was also recorded in 2015 in other segments.

2014

In 2014, the Corporation performed impairment tests on its CGUs and concluded that the recoverable amounts of its Newspapers and Broadcasting CGUs were less than their carrying values. The recoverable amounts of these CGUs were negatively impacted by the digital transformation and weak market conditions in the newspaper and broadcasting industries. The Corporation recorded a goodwill impairment charge of $190.0 million for the Newspapers CGU (without any tax consequence), of which $160.0 million is presented as part of discontinued operations. An impairment charge of $41.7 million on the TVA Network’s broadcasting licence (including $20.9 million without any tax consequence) and a goodwill impairment charge of $9.3 million (including $3.9 million without any tax consequence) were recorded for the Broadcasting CGU.

2013

In 2013, the Corporation performed impairment tests on its CGUs and concluded that the recoverable amounts of Newspapers, Music and Book CGUs were less than their carrying values due to weak market conditions in those CGU’s respective industries. Accordingly, the Corporation recorded a goodwill impairment charge of $229.0 million for its Newspapers CGU (without any tax consequence), of which $214.5 million is presented as part of discontinued operations. An impairment charge of $56.0 million on mastheads and customer relationship assets was also recorded as part of discontinued operations. A goodwill impairment charge of $11.9 million for the Book CGU (without any tax consequence) was also recorded by the Corporation. Finally, a $8.9 million goodwill impairment charge for the Music CGU (without any tax consequence) was recorded and presented as part of discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

8.	LOSS ON DEBT REFINANCING

2015

•

On April 10, 2015, Videotron redeemed all of its issued and outstanding 6.375% Senior Notes due December 15, 2015, in aggregate principal amount of US$175.0 million, and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

•

On July 16, 2015, Videotron redeemed all of its issued and outstanding 9.125% Senior Notes due April 15, 2018, in aggregate principal amount of US$75.0 million, and the related hedging contracts were unwound for a total cash consideration of $75.9 million.

•

On July 16, 2015, Videotron redeemed all of its issued and outstanding 7.125% Senior Notes due January 15, 2020, in aggregate principal amount of $300.0 million, for a total cash consideration of $310.7 million.

These transactions resulted in a total loss of $12.1 million in 2015, net of a gain of $3.9 million previously reported in other comprehensive income.

2014

•

In April 2014, Quebecor Media redeemed all of its issued and outstanding 7.75% Senior Notes due March 2016, in aggregate principal amount of US$380.0 million, and settled its related hedging contracts for a total cash consideration of $367.8 million.

•	In April 2014, Videotron redeemed US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 for a total cash consideration of $295.4 million.

These transactions resulted in a total loss of $18.7 million in 2014, net of a gain of $10.8 million previously reported in other comprehensive income.

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

These transactions resulted in a total loss of $18.9 million in 2013, net of a gain of $14.5 million previously reported in other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2015, 2014 and 2013, and income taxes in the consolidated statements of income:

	2015	2014	2013

Income taxes at domestic statutory tax rate	$83.7	$72.8	$28.5
(Reduction) increase resulting from:
Effect of provincial tax rate differences	—	(0.8)	(0.2)
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	12.9	17.7	0.2
Change in benefit arising from the recognition of current and prior year tax losses	2.8	2.2	5.5
Effect of tax consolidation transactions with the parent corporation	(0.6)	(0.3)	(0.9)
Non-deductible impairment of goodwill	22.9	9.0	9.5
Other [1]	(17.6)	1.7	(0.9)

Income taxes	$104.1	$102.3	$41.7

[1]	Includes in 2015 a decrease of $16.1 million in income tax liability resulting from recent developments in tax audit matters, jurisprudence and tax legislation.

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2015	2014	2015	2014	2013

Loss carryforwards	$1.3	$4.3	$11.4	$6.7	$14.9
Accounts payable, accrued charges, provisions and deferred revenue	11.9	5.4	(6.9)	1.9	1.4
Defined benefit plans	39.4	33.2	1.5	4.9	1.6
Property, plant and equipment	(386.0)	(432.6)	(26.4)	4.9	15.6
Goodwill, intangible assets and other assets	(93.0)	(75.6)	29.4	(13.2)	(18.9)
Long-term debt and derivative financial instruments	(65.0)	(8.7)	14.3	5.7	(66.8)
Benefits from a general partnership	(67.6)	(56.5)	11.1	(30.9)	(14.0)
Other	(1.6)	1.8	4.0	0.3	3.0

	$(560.6)	$(528.7)	$38.4	$(19.7)	$(63.2)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2015	2014
Balance at beginning of year		$(528.7)	$(542.0)
Recognized in income as continuing operations		(40.7)	19.6
Recognized in income as discontinued operations	10	2.3	0.1
Recognized in other comprehensive income as continuing operations		(34.3)	(8.8)
Recognized in other comprehensive income as discontinued operations	10	—	2.0
Business acquisitions and disposals	10,11	31.8	(2.4)
Acquisition of tax deductions	28	8.4	3.1
Other		0.6	(0.3)

Balance at end of year		$(560.6)	$(528.7)

Deferred income tax asset		$29.5	$7.8
Deferred income tax liability		(590.1)	(502.4)
Deferred income tax liability included in liabilities held for sale		—	(34.1)

		$(560.6)	$(528.7)

As of December 31, 2015, the Corporation had loss carryforwards for income tax purposes of $41.8 million available to reduce future taxable income, including $29.3 million that will expire between 2031 and 2035, and $12.5 million that can be carried forward indefinitely. Of these losses, an amount of $12.5 million has not been recognized. The Corporation also had capital losses of $910.0 million that can be carried forward indefinitely and applied only against future capital gains, none of which were recognized.

There are no income tax consequences attached to the payment of dividends or distributions in 2015, 2014 or 2013 by the Corporation to its shareholders.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

10.	DISCONTINUED OPERATIONS

2015

•	In February 2015, the Corporation closed its specialty channel, SUN News.

•

On April 13, 2015, the Corporation completed the sale, initially announced on October 6, 2014, of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English-language portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration consisting of $305.5 million, less cash disposed of $1.9 million. An amount of $1.3 million was also paid as an adjustment related to working capital items.

•

On September 27, 2015, the Corporation completed the sale of Archambault Group Inc.’s retail operations, consisting of the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for a cash consideration consisting of $14.5 million, less cash disposed of $1.1 million, and a balance receivable of $3.0 million.

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the Province of Québec.

•

On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million and a net amount of $4.0 million relating to adjustments of working capital items. The Corporation received $78.4 million in 2014 and a final balance of $0.6 million in 2015.

•

On September 2, 2014, the Corporation sold its Nurun Inc. subsidiary for a cash consideration consisting of $125.0 million, less cash disposed of $18.1 million. An amount of $8.2 million was also received relating to certain transaction adjustments.

2013

•	On June 1, 2013, the Corporation sold its specialized Web site Jobboom for a cash consideration of $57.5 million, less cash disposed of $5.4 million.

•	On November 29, 2013, the Corporation also sold its specialized Web site Réseau Contact for a cash consideration of $7.5 million, less cash disposed of $0.4 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

10.	DISCONTINUED OPERATIONS (continued)

The results of operations and cash flows related to those businesses were reclassified as discontinued operations in the consolidated statements of income, comprehensive income and cash flows as follows:

Consolidated statements of income and comprehensive income

	2015	2014	2013
Revenues	$194.1	$723.2	$908.1
Employee costs	54.3	264.2	347.0
Purchase of goods and services	133.2	375.3	476.9
Depreciation and amortization	2.0	31.0	43.6
Financial expenses	0.2	1.2	2.6
Restructuring of operations and other items	23.9	13.3	21.1
Impairment of goodwill and other assets	—	160.0	279.4

Loss before income taxes	(19.5)	(121.8)	(262.5)
Current income taxes	(1.1)	9.4	11.8
Deferred income taxes	(2.3)	(0.1)	(20.1)
(Loss) gain on disposal of businesses	(3.6)	49.5	37.6

Loss from discontinued operations	(19.7)	(81.6)	(216.6)

Other comprehensive (loss) income:
(Loss) gain on translation of net investments in foreign operations	—	(1.7)	4.4
Defined benefit plans:
Re-measurement (loss) gain	—	(7.9)	31.9
Deferred income taxes	—	2.0	(8.0)

	—	(7.6)	28.3

Comprehensive loss from discontinued operations	$(19.7)	$(89.2)	$(188.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

10.	DISCONTINUED OPERATIONS (continued)

Consolidated statements of cash flows

	2015	2014	2013
Cash flows related to operating activities	$(21.3)	$71.2	$12.5
Cash flows related to investing activities	(1.2)	0.7	(15.8)

Cash flows (used in) provided by discontinued operations	$(22.5)	$71.9	$(3.3)

Components of assets and liabilities classified as held for sale in the consolidated balance sheet as of December 31, 2014 are as follows:

Current assets	$70.6
Property, plant and equipment	171.4
Intangible assets	26.1
Goodwill	130.0

Assets held for sale	398.1
Current liabilities	(61.0)
Long-term liabilities	(36.9)

Liabilities held for sale	(97.9)

Net assets held for sale	$300.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

11.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS

(a)	Non-controlling interests acquisitions

2015

•

On March 20, 2015, TVA Group completed a rights offering, whereby TVA Group received aggregate gross proceeds of $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value of TVA Group (“Class B Non-Voting Shares of TVA Group”). Under the rights offering, Quebecor Media has subscribed to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million; accordingly, its aggregate equity interest in TVA Group increased from 51.5% to 68.4%. The increase of Quebecor Media’s interest in TVA Group was accounted for as an equity transaction and resulted in a decrease of deficit of $18.7 million and in an equivalent decrease of non-controlling interests.

•	Other non-controlling interests acquisitions were made in 2015, resulting in an increase of deficit of $2.2 million and in an equivalent increase of non-controlling interests.

(b)	Business acquisitions

2015

•

On March 11, 2015, the Telecommunications segment acquired 4Degrees Colocation Inc. (“4Degrees Colocation”) and its data center, the largest in Québec City, for a purchase price of $35.5 million in cash. An amount of $0.2 million was received in June 2015 as an adjustment related to working capital items. The acquisition enables Videotron to meet its business customers’ growing technological and hosting needs. Goodwill arising from this acquisition mainly reflects 4Degrees Colocation’s expertise and future growth potential.

•

On April 12, 2015, TVA Group acquired 14 magazines, including some magazines that will be owned and operated in partnership, for a purchase price of $55.5 million in cash and a post-closing adjustment of $0.8 million, paid in the fourth quarter of 2015. The transaction is in line with the strategy of investing in the production and distribution of high-quality, rich, diverse entertainment and news media content. Goodwill arising from this acquisition mainly reflects content quality and anticipated synergies.

•	In 2015, the Corporation also acquired other businesses, such as Marathon de Québec, included in the Sports and Entertainment segment.

2014

•

In December 2014, the Media segment acquired, through TVA Group, substantially all of the assets (including assuming certain operational liabilities) of Global Vision A.R. Ltd. – now operated by Mels Studios and Postproduction G.P. (“MELS”) – for a purchase price of $116.1 million in cash and a post-closing adjustment of $1.2 million paid in 2015. MELS operates in the film and television industry by offering studio, soundstage and equipment leasing and post-production services. The assets acquired include Mel’s La Cité du Cinéma in Montréal and Studio Melrose in Saint-Hubert, which facilities are used for both local and foreign film and television production, including American blockbusters. The purpose of this acquisition was to invest in sectors that are a good fit with the Media segment’s activities, with the effect of diversifying segment revenues. Goodwill arising from this acquisition reflects the reputation of the workforce, future growth potential and expected synergies.

•	In 2014, the Corporation also acquired other businesses, such as the Remparts de Québec, a hockey team in the QMJHL, included in the Sports and Entertainment segment.

2013

•	In May 2013, the Sports and Entertainment segment acquired a Québec City sporting and cultural event management company.

•	In July 2013, the Media segment acquired, through TVA Group, a magazine publisher and a book publisher in the Province of Québec.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

11.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS (continued)

The purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2015 and 2014 is summarized as follows:

	2015	2014

Assets acquired
Non-cash current assets	$20.1	$9.6
Property, plant and equipment	13.9	96.4
Intangible assets	32.0	17.1
Goodwill	48.8	18.0
Other assets	2.1	—

	116.9	141.1

Liabilities assumed
Non-cash current liabilities	(21.2)	(7.0)
Deferred income taxes	(0.2)	—
Other long-term liabilities	—	(1.3)

	(21.4)	(8.3)
Net assets acquired at fair value	95.5	132.8
Non-controlling interests	(0.8)	—

	$94.7	$132.8

Consideration
Cash	$94.5	$132.3
Balance payable	0.2	0.5

	$94.7	$132.8

The pro forma revenues and net income in 2015 would not have been significantly different than the actual figures if all business acquisitions had occurred at the beginning of the year.

The amount of goodwill that is deductible for tax purposes is $7.6 million in 2015 ($18.0 million in 2014 and none in 2013).

12.	ACCOUNTS RECEIVABLE

	Note		2015	2014
Trade	27	(c)	$433.0	$397.8
Other			60.7	50.6

			$493.7	$448.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

13.	INVENTORIES

	2015	2014
Raw materials and supplies	$22.6	$21.0
Finished goods	112.9	115.7
Programs, broadcast and distribution rights	77.9	73.3
Work in progress	2.1	2.2

	$215.5	$212.2

Cost of inventories included in purchase of goods and services amounted to $680.0 million in 2015 ($611.8 million in 2014 and $543.2 million in 2013). Write-downs of inventories totalling $5.8 million were recognized in purchase of goods and services in 2015 ($4.3 million in 2014 and $5.0 million in 2013).

14.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2015 and 2014, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total
Cost

Balance as of December 31, 2013	$503.9	$1,427.6	$4,554.9	$46.0	$6,532.4
Additions	34.8	170.0	289.1	149.9	643.8
Net change in additions financed with accounts payable	—	1.7	(1.2)	(0.3)	0.2
Business acquisitions (note 11)	61.3	35.1	—	—	96.4
Reclassification	0.5	34.3	119.1	(153.9)	—
Reclassification to assets held for sale	(118.0)	(191.8)	—	(1.9)	(311.7)
Retirement, disposals and other[1]	(18.5)	(79.2)	(80.8)	(2.1)	(180.6)

Balance as of December 31, 2014	464.0	1,397.7	4,881.1	37.7	6,780.5
Additions	36.6	180.9	295.0	165.9	678.4
Net change in additions financed with accounts payable	—	2.1	(0.4)	(21.8)	(20.1)
Business acquisitions (note 11)	12.6	1.3	—	—	13.9
Reclassification	—	5.0	98.0	(103.0)	—
Retirement, disposals and other[1]	(14.5)	(65.1)	(79.9)	(4.2)	(163.7)

Balance as of December 31, 2015	$498.7	$1,521.9	$5,193.8	$74.6	$7,289.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total

Accumulated depreciation and impairment losses

Balance as of December 31, 2013	$188.9	$687.5	$2,273.6	$—	$3,150.0
Depreciation	15.8	184.0	333.2	—	533.0
Reclassification to assets held for sale	(32.9)	(107.4)	—	—	(140.3)
Retirement, disposals and other[1]	(9.5)	(55.7)	(79.9)	—	(145.1)

Balance as of December 31, 2014	162.3	708.4	2,526.9	—	3,397.6
Depreciation	14.6	220.1	357.9	—	592.6
Impairment (note 7)	19.3	57.2	—	—	76.5
Retirement, disposals and other[1]	(12.4)	(55.2)	(90.0)	—	(157.6)

As of December 31, 2015	$183.8	$930.5	$2,794.8	$—	$3,909.1

Net carrying amount

As of December 31, 2014	$301.7	$689.3	$2,354.2	$37.7	$3,382.9
As of December 31, 2015	$314.9	$591.4	$2,399.0	$74.6	$3,379.9

[1]	Also includes the net change in assets related to discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS

For the years ended December 31, 2015 and 2014, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences [1,2,3]	Software	Customer relationships, naming rights and other	Broadcasting licences	Mastheads and sport franchises	Projects under development	Total

Cost

Balance as of December 31, 2013	$570.5	$582.8	204.2	$103.0	$108.0	$15.8	$1,584.3
Additions	217.4	66.7	4.0	—	—	29.2	317.3
Net change in additions financed with accounts payable	—	(0.8)	—	—	—	(1.8)	(2.6)
Business acquisitions (note 11)	—	1.1	12.0	—	4.0	—	17.1
Reclassification	—	34.0	—	—	—	(34.0)	—
Reclassification to assets held for sale	—	(37.2)	(110.9)	—	(103.3)	(1.9)	(253.3)
Retirement, disposals and other [4]	—	(22.3)	(15.5)	—	—	0.1	(37.7)

Balance as of December 31, 2014	787.9	624.3	93.8	103.0	8.7	7.4	1,625.1
Additions	219.0	64.0	37.1	—	—	40.5	360.6
Net change in additions financed with accounts payable	—	15.2	—	—	—	(7.8)	7.4
Business acquisitions (note 11)	—	2.2	21.4	—	8.4	—	32.0
Reclassification	—	10.5	—	—	—	(10.5)	—
Retirement, disposals and other [4]	—	(3.6)	(2.1)	—	—	(0.1)	(5.8)

Balance as of December 31, 2015	$1,006.9	$712.6	$150.2	$103.0	$17.1	$29.5	$2,019.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS (continued)

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences	Mastheads and sport franchises	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2013	$178.1	$310.5	$177.4	$0.8	$92.7	$—	$759.5
Amortization	55.7	64.0	5.6	—	—	—	125.3
Impairment (note 7)	—	—	—	41.7	—	—	41.7
Reclassification to assets held for sale	—	(28.0)	(106.5)	—	(92.7)	—	(227.2)
Retirement, disposals and other [4]	—	(14.7)	(5.3)	—	—	—	(20.0)

Balance as of December 31, 2014	233.8	331.8	71.2	42.5	—	—	679.3
Amortization	13.9	75.1	9.4	—	—	—	98.4
Impairment (note 7)	—	5.4	3.7	60.1	—	—	69.2
Retirement, disposals and other [4]	—	(4.1)	(1.5)	—	—	—	(5.6)

Balance as of December 31, 2015	$247.7	$408.2	$82.8	$102.6	$—	$—	$841.3

Net carrying amount

As of December 31, 2014	$554.1	$292.5	$22.6	$60.5	$8.7	$7.4	$945.8
As of December 31, 2015	$759.2	$304.4	$67.4	$0.4	$17.1	$29.5	$1,178.0

[1]

Videotron holds an option to sell its unused AWS spectrum licence in the Toronto area to Rogers Communications Partnership for a price of $180.0 million. The spectrum licence was purchased at a cost of $96.4 million in 2008.

[2]

In 2014, Videotron acquired seven 700 MHz spectrum licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013 and paid the balance in 2014.

[3]

In 2015, Videotron acquired four AWS-3 spectrum licences, covering the Province of Québec and the Ottawa region, and eighteen 2500 MHz spectrum licences, covering the Province of Québec, the Ottawa region, the cities of Toronto, Vancouver, Calgary, and Edmonton, for a total price of $219.0 million.

[4]	Also includes the net change in assets related to discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

15.	INTANGIBLE ASSETS (continued)

The cost of internally generated intangible assets, mainly composed of software, was $448.5 million as of December 31, 2015 ($415.8 million as of December 31, 2014). For the year ended December 31, 2015, the Corporation recorded additions of internally generated intangible assets of $36.3 million ($62.0 million in 2014 and $45.2 million in 2013).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, was $245.8 million as of December 31, 2015 ($209.8 million as of December 31, 2014). For the year ended December 31, 2015, the Corporation recorded $39.2 million in amortization on its internally generated intangible assets ($44.8 million in 2014 and $42.1 million in 2013). The net carrying value of internally generated intangible assets was $202.7 million as of December 31, 2015 ($206.0 million as of December 31, 2014).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, mastheads are allocated to the Newspapers and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU.

16.	GOODWILL

For the years ended December 31, 2015 and 2014, changes in the net carrying amount of goodwill are as follows:

	2015	2014

Cost

Balance at beginning of year	$5,584.3	$6,862.9
Business acquisitions (note 11)	48.8	18.0
Business disposals	(32.0)	(93.9)
Reclassification to assets held for sale	—	(1,203.0)
Other	—	0.3

Balance at end of year	5,601.1	5,584.3

Accumulated amortization and impairment losses

Balance at beginning of year	2,869.7	3,801.4
Impairment loss (note 7)	85.0	199.3
Business disposals	(32.0)	(58.0)
Reclassification to assets held for sale	—	(1,073.0)

Balance at end of year	2,922.7	2,869.7

Net carrying amount	$2,678.4	$2,714.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL (continued)

The net carrying amount of goodwill as of December 31, 2015 and 2014 was allocated to the following significant CGU groups:

	2015	2014
CGU groups

Telecommunications	$2,589.9	$2,570.3
Newspapers	—	85.0
Magazines	70.0	35.8
Other[1]	18.5	23.5

Total	$2,678.4	$2,714.6

[1]	Includes the CGUs related to Speciality film and television services, Book publishing and distribution, and Sports and Entertainment.

Recoverable amounts

CGU recoverable amounts were determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by a CGU or for each nature of expenses, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscribers, readership and viewer statistics, advertising market trends, competitive landscape, evolution of products and services offerings, wireless penetration growth, proliferation of media platforms, technology evolution, broadcast programming strategy, bargaining agreements, Canadian GDP rates, and operating cost structures.

A perpetual growth rate is used for cash flows beyond the three-year strategic plan period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. In certain circumstances, the Corporation can also estimate the fair value less cost of disposal with a market approach that consists of estimating the recoverable amount by using multiples of operating performance of comparable entities, transaction metrics and other financial information available, instead of primarily using the discounted cash flow method.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

16.	GOODWILL (continued)

Recoverable amounts (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed on the Corporation’s significant CGU groups:

	2015		2014
CGU groups	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications[1]	9.0%	2.5%	9.0%	2.5%
Newspapers[2]	—	—	11.5	0.0
Magazines[3]	16.0	0.0	16.0	1.0
Other[3]	11.0 to 16.0	0.0 to 2.0	11.0 to 16.0	1.0

[1]

As allowed by IAS 36, Impairment of assets, the recoverable amount calculated in the 2014 annual impairment test was used in the test performed in 2015 for this CGU. Accordingly, pre-tax discount rates and perpetual growth rates are the same in 2015 and 2014. The recoverable amount of this CGU was based on value in use, using the discounted cash flow method.

[2]

In 2015, the recoverable amount of the Newspapers CGU was based a fair value less costs of disposal. More specifically, the fair value of the CGU was based on the individual assets which were estimated using external valuation reports, comparable transaction metrics, and other financial information available. These fair values are classified as Level 3 in the fair value hierarchy described in note 27(b). In 2014, the recoverable amounts of the Newspapers CGU was based on a fair value less costs of disposal, using a discounted cash flow method, except for the English newspapers’ activities, for which the fair value was based on the metrics of the sale transaction announced in 2014 (note 10).

[3]	In 2015 and 2014, the recoverable amounts of these CGUs were based on value in use, using the discounted cash flow method.

Sensitivity of recoverable amounts

The following table presents, for the Corporation’s significant CGU groups, the change in the discount rate or in the perpetual growth rate used in the tests performed that would have been required for the recoverable amount to equal the carrying value of the CGU as of the most recent impairment tests in 2015:

CGU groups[1]	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate

Telecommunications[2]	5.0%	5.0%
Magazines	2.0	1.5

[1]	No sensitivity tests were performed for CGUs on which impairment charges were recorded in the latest impairment tests.
[2]	Since the recoverable amount calculated in the 2014 annual impairment test was used in the test performed in 2015 for this CGU, sensitivity tests are the same as those disclosed in 2014.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

17.	OTHER ASSETS

	Note	2015	2014

Programs, broadcast and distribution rights		$36.3	$32.0
Deferred connection costs		18.2	24.3
Defined benefit plans	29	—	3.3
Other		34.9	19.3

		$89.4	$78.9

18.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2015	2014

Trade and accruals	$468.5	$465.9
Salaries and employee benefits	126.8	125.3
Interest payable	42.0	37.4
Stock-based compensation	9.4	14.6

	$646.7	$643.2

19.	PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies, legal disputes and other	Total

Balance as of December 31, 2014	$5.3	$56.1	$61.4
Recognized in income as continuing operations	19.2	17.0	36.2
Recognized in income as discontinued operations	9.2	—	9.2
Payments	(29.4)	(5.1)	(34.5)
Other	—	10.1	10.1
Balance as of December 31, 2015	$4.3	$78.1	$82.4

Current portion	$4.3	$62.8	$67.1
Non-current portion	—	15.3	15.3

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

19.	PROVISIONS AND CONTINGENCIES (continued)

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions.

Other

Other provisions are principally related to decommissioning obligations.

20.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2015	2015	2014

Quebecor Media
Bank credit facilities (i)	3.26%	$474.0	$400.0
Other credit facility (ii)		—	10.6
Senior Notes (iii)	(iii )	2,001.8	1,813.0

		2,475.8	2,223.6
Videotron (iv)
Bank credit facilities (v)	2.32%	273.5	37.5
Senior Notes (iii) (note 8)	(iii )	3,012.6	2,913.5

		3,286.1	2,951.0
TVA Group (iv)
Bank credit facilities (vi)	2.34%	73.8	74.8
Other		0.9	0.6

Total long-term debt		5,836.6	5,250.0

Change in fair value related to hedged interest rate risk		11.4	8.2
Adjustments related to embedded derivatives		0.6	(5.2)
Financing fees, net of amortization		(48.0)	(51.2)
		(36.0)	(48.2)
		5,800.6	5,201.8
Less current portion		(19.1)	(229.1)
		$5,781.5	$4,972.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of a US$350.0 million secured term loan “B” facility bearing interest at U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%, and a $300.0 million secured revolving credit facility, bearing interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio, and maturing in January 2017. The term loan “B” facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. These credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. They are secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2015, the credit facilities of the Corporation were secured by assets with a carrying value of $3,326.5 million ($3,177.3 million in 2014). As of December 31, 2015, $2.0 million had been drawn on the revolving credit facility (no amount was drawn in 2014), and the balance of the term loan “B” is $472.0 million ($400.0 million in 2014).

(ii)	The other credit facility matured in July 2015 and was not renewed.

(iii)	The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2015:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
$ 325.0	7.375%	7.375%	January 15, 2021	June and December 15
US$ 850.0	5.750%	5.750%	January 15, 2023	June and December 15
$ 500.0	6.625%	6.625%	January 15, 2023	June and December 15

Videotron
$ 300.0	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800.0	5.000%	5.000%	July 15, 2022	January and July 15
US$ 600.0[1]	5.375%	5.375%	June 15, 2024	June and December 15
$ 400.0[2]	5.625%	5.625%	June 15, 2025	April and October 15
$ 375.0[3]	5.750%	5.750%	January 15, 2026	March and September 15

[1]	The Notes were issued in April 2014 for net proceeds of $654.5 million, net of financing fees of $7.8 million.
[2]	The Notes were issued in June 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million.
[3]	The Notes were issued in September 2015 for net proceeds of $370.1 million, net of financing fees of $4.9 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

20.	LONG-TERM DEBT (continued)

(iv)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(v)	The bank credit facilities provide for a $615.0 million secured revolving credit facility that matures in July 2020, a $350.0 million unsecured revolving credit facility that matures in July 2020, and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facilities bear interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2015, the secured bank credit facilities were secured by assets with a carrying value of $7,646.3 million ($6,238.3 million in 2014). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2015, $246.7 million had been drawn on the secured revolving credit facilities (no amount was drawn in 2014), $26.8 million was outstanding on the export financing facility ($37.5 million in 2014), and no amount was drawn on the unsecured revolving credit facility.

(vi)	The bank credit facilities of TVA Group comprise a secured revolving credit facility in the amount of $150.0 million, maturing in February 2019, and a secured term loan in the amount of $75.0 million, maturing in November 2019. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan bears interest at floating rates based on Bankers’ acceptance rate or Canadian prime rate, plus a premium determined by a leverage ratio. The term loan provides for quarterly amortization payments commencing on December 20, 2015. The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. They are secured by liens on all of its movable assets and an immovable hypothec on its Head Office building. As of December 31, 2015 and 2014, no amount had been drawn on the revolving credit facility, and as of December 31, 2015, $73.8 million was outstanding on the term loan ($74.8 million in 2014).

On December 31, 2015, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2016	$19.1
2017	22.9
2018	19.2
2019	56.8
2020	704.2
2021 and thereafter	5,014.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

21.	OTHER LIABILITIES

	Note	2015	2014

Defined benefit plans	29	$146.4	$124.3
Deferred revenue		18.9	25.7
Stock-based compensation[1]	23	9.7	6.9
Other		28.8	16.7

		$203.8	$173.6

[1]	The current $9.4 million portion of stock-based compensation is included in accounts payable and accrued charges ($14.6 million in 2014) (note 18).

22.	CAPITAL STOCK

(a)	Authorized capital stock

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

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

22.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2014 and 2013	103,251,500	$4,116.1
Redemption	(7,268,324)	(289.7)
Reduction of paid-up capital	—	(25.0)

Balance as of December 31, 2015	95,983,176	$3,801.4

On September 9, 2015, the Corporation repurchased 7,268,324 of its Common Shares held by CDP Capital d’Amérique Investissement inc., a subsidiary of the Caisse de dépôt et placement du Québec, for an aggregate purchase price of $500.0 million, paid in cash. All repurchased shares were cancelled. Transaction fees of $0.2 million, and the $210.3 million excess in the purchase price over the carrying value of the Common Shares repurchased, were recorded in increase to the deficit.

On November 5, 2015, the Corporation reduced its paid-up capital for a cash consideration of $25.0 million.

(c)	Cumulative First Preferred Shares

All Cumulative First Preferred Shares are owned by subsidiaries of the Corporation and are eliminated on consolidation. As of December 31, 2015 and 2014, 430,000 Preferred G Shares were issued and outstanding for an amount of $430.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS

(a)	Quebecor plans

(i)	Stock option plan

Under a stock option plan established by the parent corporation, 13,000,000 Class B Shares of the parent corporation have been set aside for directors, officers, senior employees, and other key employees of the parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

The following table gives details on changes to outstanding options for the years ended December 31, 2015 and 2014:

	2015		2014
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	680,000	$25.37	1,070,443	$21.22
Granted	—	—	530,000	26.26
Exercised	—	—	(149,456)	17.68
Cancelled	—	—	(770,987)	21.71

Balance at end of year	680,000	$25.37	680,000	$25.37

Vested options at end of year	50,000	$22.23	—	$—

During the year ended December 31, 2014, 149,456 Quebecor stock options were exercised for a cash consideration of $1.4 million.

The following table gives summary information on outstanding options as of December 31, 2015:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$22.23 to 30.24	680,000	8.18	$25.37	50,000	$22.23

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(ii)	Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan for the years ended December 31, 2015 and 2014:

	2015		2014
	Units	Weighted average exercise price	Units	Weighted average exercise price

Balance at beginning of year	401,759	$26.22	1,131,758	$19.92
Granted	336,415	31.62	694,224	26.47
Exercised	—	—	(240,074)	18.76
Cancelled	—	—	(1,184,149)	21.86

Balance at end of year	738,174	$28.68	401,759	$26.22

During the year ended December 31, 2014, a cash consideration of $1.8 million was paid upon the exercise of 240,074 units.

(b)	Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of the Corporation have been set aside for officers, senior employees, directors, and other key employees of the Corporation and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise, or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Human Resources and Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2015 and 2014:

	2015		2014
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,631,959	$55.15	1,647,309	$52.67
Granted	369,500	70.56	271,000	63.96
Exercised	(480,165)	50.35	(218,750)	46.28
Cancelled	(38,800)	59.01	(67,600)	58.85

Balance at end of year	1,482,494	$60.44	1,631,959	$55.15

Vested options at end of year	244,261	$51.44	263,823	$46.74

During the year ended December 31, 2015, 480,165 of the Corporation’s stock options were exercised for a cash consideration of $9.5 million (218,750 stock options for $3.6 million in 2014).

The following table gives summary information on outstanding options as of December 31, 2015:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$37.91 to 53.40	181,083	4.58	$47.12	129,283	$45.35
$57.35 to 70.56	1,301,411	8.17	62.30	114,978	58.28

$37.91 to 70.56	1,482,494	7.73	$60.44	244,261	$51.44

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan

Under this stock option plan, 2,200,000 Class B Non-Voting Shares of TVA Group have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of Class B Shares on the Toronto Stock Exchange the day before the option is granted. Options granted prior to January 2006 usually vest equally over a four-year period, with the first 25% vesting on the second anniversary date of the date of grant. Beginning January 2006, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the Class B Non-Voting Shares of TVA Group and the exercise price of the option or, subject to certain conditions, exercise their options to purchase Class B Non-Voting Shares of TVA Group at the exercise price. The market value is defined as the average closing market price of the Class B Non-Voting Shares of TVA Group for the last five trading days preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2015 and 2014:

	2015		2014
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	525,368	$15.25	691,076	$16.54
Granted	80,000	6.85	30,000	8.90
Cancelled	(82,366)	13.68	(69,208)	15.32
Expired	(59,631)	21.28	(126,500)	20.75

Balance at end of year	463,371	$13.30	525,368	$15.25

Vested options at end of year	369,371	$14.81	495,368	$15.63

The following table gives summary information on outstanding options as of December 31, 2015:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$6.85 to 8.90	100,000	8.94	$7.47	6,000	$8.90
$14.62 to 15.99	363,371	1.43	14.91	363,371	14.91

$6.85 to 15.99	463,371	3.05	$13.30	369,371	$14.81

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

23.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2015 and 2014:

December 31, 2015	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	0.95%	0.80%	0.68%
Distribution yield	0.42%	1.50%	—%
Expected volatility	20.86%	19.30%	67.83%
Expected remaining life	5.0 years	3.64 years	1.83 years

December 31, 2014	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.69%	1.38%	1.07%
Distribution yield	0.31%	1.37%	—%
Expected volatility	26.85%	18.99%	32.61%
Expected remaining life	6.0 years	3.58 years	1.21 years

Except for Quebecor Media, the expected volatility is based on the historical volatility of the underlying share price for a period equivalent to the expected remaining life of the options. Since the Common Shares of Quebecor Media are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of Quebecor’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Distribution yield is based on the current average yield.

(e)	Liability of vested options

As of December 31, 2015, the liability for all vested options was $5.0 million as calculated using the intrinsic value ($6.3 million as of December 31, 2014).

(f)	Consolidated compensation charge

For the year ended December 31, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $6.5 million ($8.0 million in 2014 and $13.9 million in 2013), of which a net reversal of the charge of $0.3 million (a charge of $1.0 million in 2014 and $0.5 million in 2013) is presented as part of discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

24.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2012	$(2.7)	$37.8	$(102.2)	$(67.1)
Other comprehensive income (loss)	4.4	(59.7)	91.6	36.3

Balance as of December 31, 2013	1.7	(21.9)	(10.6)	(30.8)
Other comprehensive loss	(1.7)	(17.5)	(34.6)	(53.8)

Balance as of December 31, 2014	—	(39.4)	(45.2)	(84.6)
Other comprehensive loss	—	(31.7)	(19.7)	(51.4)

Balance as of December 31, 2015	$—	$(71.1)	$(64.9)	$(136.0)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/2-year period.

25.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, broadcasting rights, and to pay royalties. Rent payments include an amount of $61.3 million for future payments to the parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2016	$55.6	$253.6
2017 to 2020	136.7	493.6
2021 and thereafter	122.9	592.8

The Corporation and its subsidiaries’ operating lease expenses amounted to $71.2 million in 2015 ($73.6 million in 2014 and $76.9 million in 2013), of which $6.0 million ($14.7 million in 2014 and $17.1 million in 2013) is presented as part of discontinued operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

26.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms), and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2015, the maximum exposure with respect to these guarantees was $28.4 million and no liability has been recorded in the consolidated balance sheet.

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

Other

One of the Corporation’s subsidiaries, has, as a franchiser, provided guarantees should franchisees, in their retail activities, default certain purchase agreements. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these guarantees.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial risk-management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk-management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought

Quebecor Media
2016[1]	1.0154	US$	320.0		$324.9

Videotron
Less than 1 year	1.3105		$168.7	US$	128.7
2017[2]	1.3849	US$	260.0		$360.1

[1]	See footnote 1 below “Cross-currency interest rate swaps” table.
[2]	See footnote 2 below “Cross-currency interest rate swaps” table.

(ii)	Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate

TVA Group
2017	$38.5	Pay fixed/ Receive floating	2.03%	Bankers’ acceptances 1 month

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(iii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023[1]	2007 to 2016	US$	320.0	7.69%	0.9977
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	342.1	Bankers’ acceptance 3 months + 2.77%	1.0346
Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[2]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 7.75% Senior Notes due 2016 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2016 on US$431.3 million of notional amount under its 5.75% Senior Notes due 2023 and issued in 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$320.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the March 15, 2016 notional exchange.

[2]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due 2024 and issued in 2014. In conjunction with the repurposing of these swaps, Videotron has entered into US$260.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the December 15, 2017 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

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

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2015 and 2014 are as follows:

	2015		2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(5,836.6)	$(5,838.6)	$(5,250.0)	$(5,368.1)

Derivative financial instruments[3]
Early settlement options	1.0	1.0	8.2	8.2
Foreign exchange forward contracts[4]	9.3	9.3	4.2	4.2
Interest rate swaps	(0.8)	(0.8)	(0.5)	(0.5)
Cross-currency interest rate swaps[4]	945.2	945.2	294.4	294.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $953.7 million as of December 31, 2015 ($298.6 million as of December 31, 2014).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2015, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2015, 10.4% of trade receivables were 90 days past their billing date (8.5% as of December 31, 2014) of which 40.4% had an allowance for doubtful accounts (52.3% as of December 31, 2014).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2015 and 2014:

	2015	2014

Balance at beginning of year	$21.8	$28.4
Charged to income	32.1	32.1
Utilization	(30.9)	(34.5)
Reclassification to assets held for sale	—	(4.2)

Balance at end of year	$23.0	$21.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management (continued)

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation and its subsidiaries are exposed to the risk of non-performance by a third party. When the Corporation and its subsidiaries enter into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk-management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis, but at least quarterly.

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation and its subsidiaries manage this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.0 years as of December 31, 2015 (7.3 years as of December 31, 2014).

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

As of December 31, 2015, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$33.8	$33.8	$—	$—	$—
Accounts payable and accrued charges	646.7	646.7	—	—	—
Long-term debt[1]	5,836.6	19.1	42.1	761.0	5,014.4
Interest payments[2]	2,006.9	244.0	568.6	559.7	634.6
Derivative instruments[3]	(950.9)	(1.8)	(17.7)	(112.9)	(818.5)

Total	$7,573.1	$941.8	$593.0	$1,207.8	$4,830.5

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2015.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2015, to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2015 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$2.2	$50.2
Decrease of $0.10	(2.2)	(50.2)

Interest rate risk

Some of the Corporation’s and its subsidiaries’ bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation and its subsidiaries bear interest at fixed rates. The Corporation and its subsidiaries have entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2015, after taking into account the hedging instruments, long-term debt was comprised of 82.8% fixed-rate debt (83.2% in 2014) and 17.2% floating-rate debt (16.8% in 2014).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2015 was $8.4 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2015, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(3.2)	$(50.5)
Decrease of 100 basis points	3.2	50.5

(f)	Capital management

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2015 and 2014 is as follows:

	2015	2014

Bank indebtedness	$33.8	$4.5

Long-term debt	5,800.6	5,201.8
Derivative financial instruments	(953.7)	(298.1)
Cash and cash equivalents	(18.6)	(395.3)

Net liabilities	4,862.1	4,512.9
Equity	$1,432.8	$1,885.3

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

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

28.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2015	2014	2013
Salaries and short-term benefits	$9.9	$10.4	$9.2
Share-based compensation	4.1	1.2	10.6
Other long-term benefits	1.4	7.0	2.5

	$15.4	$18.6	$22.3

Operating transactions

During the year ended December 31, 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $12.3 million ($11.7 million in 2014 and $12.1 million in 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.3 million ($3.3 million in 2014 and $3.5 million in 2013). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2015, the Corporation received an amount of $2.0 million, which is included as a reduction in employee costs ($2.2 million in 2014 and $1.8 million in 2013), and incurred management fees of $2.2 million ($2.0 million in 2014 and 2013) with shareholders.

Tax transactions

In 2015, the parent corporation transferred $33.4 million of non-capital losses ($12.5 million in 2014 and $29.0 million in 2013) to the Corporation and its subsidiaries in exchange for a cash consideration of $8.4 million paid in January 2016 ($3.1 million in 2014 and $6.9 million in 2013). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.6 million in its income tax expense in 2015 ($0.3 million in 2014 and $0.9 million in 2013).

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, various final-pay plans with indexation features from zero to 2%, as well as defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s pension plans are registered with a Québec or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future payment of amortization payments when the degree of solvency of the pension plans is less than 100% as defined by the relevant Québec and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, independent members of the Corporation’s management or the Corporation, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2015 and 2014:

	Pension benefits		Postretirement benefits
	2015	2014	2015	2014

Change in benefit obligations
Benefit obligations at the beginning of the year	$1,169.3	$979.6	$65.2	$54.3
Service costs	36.4	31.4	1.7	1.1
Interest costs	48.5	50.3	2.7	2.6
Plan participants’ contributions	13.1	14.6	—	—
Actuarial loss (gain) arising from:
Demographic assumptions	—	12.1	—	0.4
Financial assumptions	19.8	136.1	1.3	4.8
Participant experience	6.0	(2.4)	—	3.5
Benefits and settlements paid	(65.8)	(53.5)	(1.7)	(1.5)
Curtailment, amendments and other	(7.0)	1.1	—	—

Benefit obligations at the end of the year	$1,220.3	$1,169.3	$69.2	$65.2

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,115.6	$976.7	$—	$—
Actual return on plan assets	59.3	118.7	—	—
Employer contributions	42.6	59.1	1.7	1.5
Plan participants’ contributions	13.1	14.6	—	—
Benefits and settlements paid	(65.8)	(53.5)	(1.7)	(1.5)

Fair value of plan assets at the end of the year	$1,164.8	$1,115.6	$—	$—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2015, the weighted average duration of defined benefit obligations was 16.0 years (16.7 years in 2014). The Corporation expects future benefit payments of $58.3 million in 2016.

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

Plan assets are comprised of:

	2015	2014
Equity securities:
Canadian	21.4%	22.4%
Foreign	33.8	32.3
Debt securities	42.3	41.8
Other	2.5	3.5

	100.0%	100.0%

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

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2015	2014	2015	2014

Benefit obligations	$(1,220.3)	$(1,169.3)	$(69.2)	$(65.2)
Fair value of plan assets	1,164.8	1,115.6	—	—

Plan deficit	(55.5)	(53.7)	(69.2)	(65.2)
Asset limit and minimum funding adjustment	(21.7)	(4.4)	—	—

Net amount recognized[1]	$(77.2)	$(58.1)	$(69.2)	$(65.2)

[1]

The net amount recognized for 2015 consists of a liability of $146.4 million included in Other liabilities (note 21) and for 2014, it consists of an asset of $3.3 million included in Other assets (note 17), a liability of $124.3 million included in Other liabilities and a liability of $2.3 million included in liabilities held for sale.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013
Actuarial (loss) gain on benefit obligations	$(25.8)	$(145.8)	$76.5	$(1.3)	$(8.7)	$5.9
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	16.2	71.7	91.8	—	—	—
Asset limit and minimum funding adjustment	(17.3)	29.8	(32.6)	—	—	—

Re-measurements recorded in other comprehensive income	$(26.9)	$(44.3)	$135.7	$(1.3)	$(8.7)	$5.9

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013

Employee costs:
Service costs	$36.4	$31.4	$38.6	$1.7	$1.1	$1.3
Curtailment, settlement and other	(2.8)	3.7	2.5	—	—	(2.9)
Interest on net defined benefit liability	3.0	2.1	9.8	2.4	2.5	2.5

Net benefit costs [1]	$36.6	$37.2	$50.9	$4.1	$3.6	$0.9

[1]	Net benefit gains of $6.0 million in 2015 were presented as part of discontinued operations (net benefit costs of $5.1 million in 2014 and $7.7 million in 2013).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

29.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $16.0 million in 2015 ($15.3 million in 2014 and $15.1 million in 2013), of which $0.4 million ($1.5 million in 2014 and 2013) is presented as part of discontinued operations.

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $40.8 million in 2016, based on the most recent financial actuarial reports filed (contributions of $44.3 million were paid in 2015).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2015, 2014 and 2013 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013

Benefit obligations
Rates as of year-end:
Discount rate	4.00%	4.10%	4.90%	4.00%	4.10%	4.90%
Rate of compensation increase	3.00	3.00	3.00	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.10%	4.90%	4.40%	4.10%	4.90%	4.40%
Rate of compensation increase	3.00	3.00	3.25	3.00	3.00	3.25

The assumed average retirement age of participants used was of 62 years in 2015, 2014 and 2013.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.0% at the end of 2015. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 4.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $18.8 million and the postretirement benefits obligation by $1.4 million as of December 31, 2015. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION

The Corporation has access to the cash flows generated by its subsidiaries by way of distributions from its public subsidiaries and distributions and advances from its private subsidiaries. However, some of the Corporation’s subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of distributions and advances that can be paid to the Corporation.

The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent corporation be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent corporation. These non-consolidated and condensed financial statements, as prepared under IFRS, are shown below.

Non-consolidated condensed statements of income and comprehensive income

	2015	2014	2013

Revenues:
Dividends	$744.1	$445.0	$411.9
Interest	1.9	0.7	0.4
Management fees	55.9	57.2	59.4
Other	50.7	52.1	52.1

	852.6	555.0	523.8
General and administrative expenses	111.4	117.8	117.0
Depreciation and amortization	2.4	1.1	0.9
Financial expenses	131.8	145.1	171.0
Gain on debt refinancing	—	(2.7)	—
Loss (gain) on valuation and translation of financial instruments	3.2	(0.4)	80.7
Impairment and disposal of investments in subsidiaries	102.8	236.7	403.9
Other	8.1	5.7	1.4

Income (loss) before income taxes	492.9	51.7	(251.1)
Income taxes	7.1	10.9	(2.4)

Net income (loss)	485.8	40.8	(248.7)
Other comprehensive loss	(8.5)	(17.8)	(24.6)

Comprehensive income (loss)	$477.3	$23.0	$(273.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2015	2014	2013

Cash flows related to operations
Net income (loss)	$485.8	$40.8	$(248.7)
Depreciation and amortization	2.4	1.1	0.9
Loss (gain) on valuation and translation of financial instruments	3.2	(0.4)	80.7
Amortization of financing costs and long-term debt discount	2.7	3.8	6.4
Gain on debt refinancing	—	(2.7)	—
Deferred income taxes	8.0	8.4	(4.2)
Impairment and disposal of investments in subsidiaries	102.8	236.7	403.9
Other	0.5	—	1.0

Net change in non-cash balances related to operations	(70.8)	(41.3)	7.0

Cash flows provided by operations	534.6	246.4	247.0

Cash flows related to investing activities
Net change in investments in subsidiaries	(380.8)	(20.5)	(109.7)
Proceeds from disposal of investments in subsidiaries	301.5	211.7	64.7
Acquisition of tax deductions from the parent corporation	—	(3.1)	(6.9)
Other	(13.1)	(13.5)	(8.8)

Cash flows (used in) provided by investing activities	(92.4)	174.6	(60.7)

Cash flows related to financing activities
Net change in bank indebtedness	10.6	—	—
Net change under revolving facilities	2.0	—	—
Repayment of long-term debt	(14.3)	(433.7)	(294.2)
Settlement of hedging contracts	2.9	53.8	(49.1)
Issuance of long-term debt, net of financing fees	—	—	358.6
Repurchase of Common Shares	(500.2)	—	—
Repurchase of redeemable preferred shares issued to subsidiaries	—	(1,200.0)	—
Dividends and reduction of paid-up capital	(100.0)	(100.0)	(100.0)
Net change in subordinated loans from subsidiaries	2,003.0	20.0	190.0
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	(1,907.5)	1,076.0	(194.1)
Net change in advances to or from subsidiaries	0.2	82.3	—

Cash flows used in financing activities	(503.3)	(501.6)	(88.8)

Net change in cash and cash equivalents	(61.1)	(80.6)	97.5
Cash and cash equivalents at the beginning of the year	61.1	141.7	44.2

Cash and cash equivalents at the end of the year	$—	$61.1	$141.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2015	2014

Assets
Current assets	$169.6	$265.2
Investments in subsidiaries at cost	2,537.5	2,647.4
Advances to subsidiaries	16.0	91.1
Convertible obligations, subordinated loans and notes receivable – subsidiaries	3,638.8	1,631.3
Other assets	619.4	264.7

	$6,981.3	$4,899.7

Liabilities and equity
Current liabilities	$69.1	$154.0
Long-term debt	2,456.5	2,188.7
Advances from subsidiaries	100.8	175.7
Other liabilities	175.7	82.2
Subordinated loan from subsidiaries	3,193.0	1,190.0
Redeemable preferred shares issued to subsidiaries	430.0	430.0
Equity attributable to shareholders	556.2	679.1

	$6,981.3	$4,899.7

31.	SUBSEQUENT EVENT

On January 7, 2016, Videotron acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity. The purchase price was $125.0 million, including $120.6 million paid at the closing, subject to certain adjustments.