Form 20-F
period 2016-12-31
QUEBECOR MEDIA INC
filed 2017-03-23
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Act.   ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☒  Yes   ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☐  Yes   ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing (2015) Inc.; all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc.; all references to “MediaQMI” are references to our wholly-owned subsidiary MediaQMI Inc.; all references to “CEC Publishing” are references to our wholly-owned subsidiary CEC Publishing Inc.; all references to “Sogides Group” are references to our wholly-owned subsidiary Sogides Group Inc.; all references to “Select Music” are references to our wholly-owned subsidiary Select Music Inc; all references to “4Degrees” are references to 4Degrees Colocation Inc.; all references to “Goji Studios” are references to Goji Studios Inc.; and all references to “Fibrenoire” are references to Fibrenoire Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc., all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc. and all references to “CDPQ” are references to Caisse de dépôt et de placement du Québec.

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

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the Q3 2016 Vividata study (the “Vividata Study”), the most recent available survey for 2016, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine. Market share and audiometry information for French speaking viewers in the Province of Québec is based on a survey conducted by Numeris and referenced as Numeris – French Quebec, January 1 to December 31, 2016, Mon-Sun, 2:00 – 2:00, All 2+.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicator

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

We provide a definition of adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicator”. We also provide a definition of adjusted operating income, and a reconciliation of adjusted operating income to the most directly comparable financial measure under IFRS in footnote 1 to the tables under “Item 3. Key Information – A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operating activities in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2016.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 20, 2017, the noon rate was CAN$1.00 equals US$0.7487. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2016	0.7548	0.7972	0.6854	0.7448
December 31, 2015	0.7820	0.8527	0.7148	0.7225
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833

Month Ended:	Average(2)	High	Low	Period End

March 2017 (through March 20, 2017)	0.7453	0.7510	0.7405	0.7487
February 28, 2017	0.7628	0.7690	0.7548	0.7548
January 31, 2017	0.7581	0.7675	0.7442	0.7675
December 31, 2016	0.7502	0.7622	0.7377	0.7448
November 30, 2016	0.7442	0.7498	0.7363	0.7448
October 31, 2016	0.7546	0.7631	0.7461	0.7461
September 30, 2016	0.7629	0.7786	0.7548	0.7624

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile services;

•	general economic, financial or market conditions and variations in our Telecommunications, Media and Sports and Entertainment businesses;

•	the intensity of competitive activity in the industries in which we operate;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

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

v

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display” of this annual report.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A - Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2016, 2015, 2014, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2016. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 are not included in this annual report. Our consolidated financial statements as at December 31, 2016, 2015, 2014, 2013 and 2012 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is included in this annual report.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$3,151.8	$3,007.0	$2,837.3	$2,726.0	$2,617.0
Media	938.0	975.8	863.8	897.2	922.6
Sports and Entertainment	34.6	23.2	7.1	5.0	2.8
Inter-segment	(107.8)	(115.2)	(88.4)	(78.4)	(87.6)

	4,016.6	3,890.8	3,619.8	3,549.8	3,454.8

Employee costs	(707.9)	(694.4)	(650.6)	(659.5)	(662.5)
Purchase of goods and services	(1,810.9)	(1,755.6)	(1,564.0)	(1,502.7)	(1,488.2)
Depreciation and amortization	(650.4)	(691.0)	(658.3)	(621.3)	(545.7)
Financial expenses	(302.9)	(309.2)	(323.8)	(360.2)	(335.2)
(Loss) gain on valuation and translation of financial instruments	(2.1)	(3.8)	(3.1)	(244.4)	136.9
Restructuring of operations, litigation and other items	(28.5)	117.2	(49.6)	(10.5)	11.8
Impairment of goodwill and other assets	(40.9)	(230.7)	(81.0)	(26.4)	(31.0)
Loss on debt refinancing	(7.3)	(12.1)	(18.7)	(18.9)	(6.3)
Income taxes	(126.3)	(104.1)	(102.3)	(41.7)	(147.9)
Loss from discontinued operations	—	(19.7)	(81.6)	(216.6)	(155.0)

Net income (loss)	$339.4	$187.4	$86.8	$(152.4)	$231.7

Income (loss) from continuing operations attributable to:
Shareholders	352.0	225.7	186.1	54.6	386.5
Non-controlling interests	(12.6)	(18.6)	(17.7)	9.6	0.2
Net income (loss) attributable to:
Shareholders	352.0	207.6	107.6	(159.6)	234.6
Non-controlling interests	(12.6)	(20.2)	(20.8)	7.2	(2.9)

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(1) (unaudited)	$1,497.8	$1,440.8	$1,405.2	$1,387.6	$1,304.1
Additions to property, plant, equipment and intangible assets other than spectrum licenses	847.4	820.0	743.7	622.0	786.5
Additions to spectrum licenses	—	219.0	217.4	15.9	—
Comprehensive income (loss)	348.6	135.0	28.7	(103.5)	238.2
Comprehensive income (loss) attributable to:
Shareholders	358.5	156.2	53.8	(123.3)	242.3
Non-controlling interests	(9.9)	(21.2)	(25.1)	19.8	(4.1)

Ratio of earnings to fixed charges orcoverage deficiency(2) (unaudited)	2.5x	1.9x	1.6x	(119.0)	2.1x

	As at December 31,
	2016	2015	2014	2013	2012
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$20.7	$18.6	$395.3	$476.6	$228.7
Total assets	9,217.4	9,229.9	9,036.7	8,970.3	8,960.8
Total debt (current and long-term portions)	5,638.1	5,800.6	5,201.8	4,976.0	4,428.7
Capital stock	3,701.4	3,801.4	4,116.1	4,116.1	4,116.1
Equity attributable to shareholders	1,590.4	1,331.9	1,759.4	1,805.7	2,029.0
Dividends or distributions to shareholders	100.0	100.0	100.0	100.0	100.0
Number of common shares outstanding	96.0	96.0	103.3	103.3	103.3

(1)

Adjusted operating income is not required by or recognized under IFRS. We define adjusted operating income, as reconciled to net income (loss), as net income (loss) before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and loss from discontinued operations. Adjusted operating income is not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our parent corporation, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its business segments. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted operating income is calculated from and reconciled to net income (loss) under IFRS for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 in the table below:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions)
Reconciliation of adjusted operating income to net income (loss)

Adjusted operating income
Telecommunications	$1,449.4	$1,385.8	$1,353.2	$1,292.8	$1,215.9
Media	63.3	70.2	58.4	95.2	79.3
Sports and Entertainment	(7.2)	(11.7)	(2.8)	(0.5)	0.7
Head office	(7.7)	(3.5)	(3.6)	0.1	8.2

	1,497.8	1,440.8	1,405.2	1,387.6	1,304.1
Depreciation and amortization	(650.4)	(691.0)	(658.3)	(621.3)	(545.7)
Financial expenses	(302.9)	(309.2)	(323.8)	(360.2)	(335.2)
(Loss) gain on valuation and translation of financial instruments	(2.1)	(3.8)	(3.1)	(244.4)	136.9
Restructuring of operations, litigation and other items	(28.5)	117.2	(49.6)	(10.5)	11.8
Impairment of goodwill and other assets	(40.9)	(230.7)	(81.0)	(26.4)	(31.0)
Loss on debt refinancing	(7.3)	(12.1)	(18.7)	(18.9)	(6.3)
Income taxes	(126.3)	(104.1)	(102.3)	(41.7)	(147.9)
Loss from discontinued operations	—	(19.7)	(81.6)	(216.6)	(155.0)

Net income (loss)	$339.4	$187.4	$86.8	$(152.4)	$231.7

(2)	For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net income (loss), plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.

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

In our cable business, we compete against incumbent local exchange carriers (“ILECs”), the primary one in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC is rolling out its own Internet protocol television (“IPTV”) service throughout the country but more specifically in Montréal (including a portion of the greater Montréal area), in Québec City, and in other locations in the Province of Québec. It has also secured licenses to launch video distribution services using video digital subscriber line (“VDSL”) technology. We also compete against providers of direct broadcast satellite (“DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems, and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming in high-definition (“HD”) of video-on-demand (“VOD”) content is also available for some of the channels we offer in our television programming. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, OTT content providers, such as Netflix, Apple TV and Amazon Prime Video, as well as Canadian services such as Crave TV, compete for viewership and a share of the monthly entertainment spending currently allocated to traditional cable television and cable service VOD offerings.

Unlike us, OTT service providers are not subject to CRTC’s regulations and do not have to contribute financially to the Canadian traditional television business model or Internet infrastructure. Furthermore, foreign providers with no Canadian place of business are not required to charge federal and provincial sales tax. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial conditions, and results of operations.

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

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of telephony, Voice over Internet Protocol (“VoIP”) and Internet communications, including competitors that are not facility-based and therefore have a much lower infrastructure cost. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operations.

In our mobile telephony business, we compete against a mix of market participants, some of them active in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating for many years lower-cost mobile telephony brands in order to acquire additional market share. In the near future, depending on new regulations, we could see the emergence of non facility-based operators in the wireless space. Also, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition, and results of operations.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, emerging Go Platforms such as HBO Go, allow customers to view their traditional television content directly on their mobile devices or computers via Internet connection (although authentication as a broadcasting distribution undertaking’s subscriber (“BDU’s subscriber”) is still required in Canada). Also, the Internet, through wired and mobile devices, is becoming an important broadcasting and distribution platform. In addition, mobile operators, with the development of their Long-Term Evolution (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

Moreover, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet, residential and mobile telephony services). As a result, should we fail to keep our existing customers and lose them to such competitors, we may end up losing up to one subscriber for each of our services. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition, and results of operations.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

In relation to our Media segment, the media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Consumers are spending an increasing amount of time on the Internet and on mobile devices, and are increasingly viewing content on a time-delayed or on-demand basis from the Internet, on their televisions and on portable devices. These alternative technologies may increase audience fragmentation, reduce our Media segment business’s ratings, readership or circulation levels or have an adverse effect on advertising revenues from local and national advertisers. Furthermore, in our video distribution markets, industry regulators have authorized DTH, microwave services and VDSL services, and may authorize other alternative methods of transmitting television and other content with improved speed and quality.

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

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, financial condition and results of operations could be adversely affected.

Moreover, since 2015 in Canada, the CRTC has decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional (including Videotron) and new entrant carriers at cost-based rates. A tariff proceeding is currently underway to determine these rates. The result of the wholesale roaming tariff proceeding may have an impact on our roaming cost structure and on the types of retail packages we are able to offer our customers in this regard.

Our reputation may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We have generally enjoyed a good reputation among the public. Our ability to maintain our existing customer relationships and to attract new customers depends to a large extent on our reputation. While we have put in place certain mechanisms to mitigate the risk that our reputation may be tarnished, including good governance practices and a Code of Ethics, we cannot be assured that we will continue to enjoy a good reputation nor can we be assured that events that are beyond our control will not cause our reputation to be negatively impacted. The loss or tarnishing of our reputation could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We could be adversely impacted by higher handset subsidies and increase in bring-your-own-device (“BYOD”) customers.

Our mobile telephony business model is based substantially on subsidizing the cost of subscriber handsets, similar to other Canadian wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could negatively impact our business, financial condition, and results of operations.

Also, with the CRTC’s Wireless Code introduced in 2013 limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. Such customers are under no contractual obligation to remain with us, this could have a material adverse effect on our churn rate and, consequently, on our business, financial condition and results of operations.

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

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to expand and maintain our networks, systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television and television everywhere/every platform requiring Internet protocol delivery technology, the introduction of virtual reality, as well as the cost of our mobile services infrastructure deployment, maintenance and enhancement.

The demand for wireless data services has been growing at high rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Innovation, Science and Economic Development Canada (“ISED”). If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing, maintaining and enhancing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint build-out of our LTE network. A geographical expansion or densification of our LTE network may require us to incur significant costs and to make significant capital expenditures. See also “Item 4. Information on the Corporation — Business Overview - Telecommunications.”

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

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “—We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multiplatform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering, and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, and other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments that may affect our ability to implement our business strategies if we are unable to secure additional financing on acceptable terms or to generate sufficient funds internally to cover those requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects, and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

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

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to abandon and substitute wire and cable television for Internet access services in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our OTT entertainment platforms, which could have a material adverse effect on our business, results of operations and financial condition.

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

We have recently made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant capital expenditures and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following risks: that management may not be able to successfully manage the development of our Sports and Entertainment business; that the development of the Sports and Entertainment business may place significant demands on management, diverting attention from existing operations; that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; that we will not be able to achieve the benefits we expect from our investments in the development of our Sports and Entertainment business; and the risk associated with a failure to make continued investments in our Sports and Entertainment business in order to respond to consumer trends and demands, which could adversely affect our ability to compete in the sports and entertainment industry.

The implementation of changes to the structure of our business may be more expensive than expected and we may not gain all the anticipated benefits.

We have and will continue to implement changes to the structure of our business due to many factors, such as the necessity of a corporate restructuring, a system replacement and upgrade, a process redesign, and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may lead to greater-than-expected operational challenges and costs, expenses, customer loss, and business disruption for us, which could adversely affect our business and our ability to gain our anticipated benefits.

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

The multiplicity of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and on our research and development may be required to remain competitive.

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

We provide our cable television, Internet access, cable telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our cable television, Internet access, cable telephony and mobile telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyberattacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our data centres, systems, infrastructure, networks and processes, including those of our suppliers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our data centres, systems, infrastructure, networks and processes, we cannot assure that our data centres, systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

In addition, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our data centres, systems, infrastructure, networks and processes as well as efforts to improve the overall governance over information security and the controls within our IT systems, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or our business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

We store and process increasingly large amounts of personally identifiable information of our clients, employees or our business partners. We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or our business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

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

Our cable data, mobile data and fibre-optic connectivity business customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers, and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, mobile data or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, financial condition and results of operations.

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

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business, including class actions. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labour protests.

At December 31, 2016, 54% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 31 collective bargaining agreements. We are not currently subject to any labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of our collective bargaining agreements.

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

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2016, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2016, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $808.7 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of our suppliers source their products out of the U.S., therefore, although we pay those suppliers in Canadian dollars, the prices we pay for such commodities or products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those commodities or products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption in the past, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions and volatility in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on the issuance of debt securities and increased costs under credit facilities. Disruptions and volatility in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

Our access to funds under our existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

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

Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of our telecommunications business’ sale network.

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects and results of operations.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Although the federal government eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC introduced recently some form of rate regulation following its commonly referred to as “Lets talk TV” public consultation on television broadcasting and distribution. Consequently, we must offer a reduced basic service at $25 since March 1, 2016 and offer all specialty services “à la carte”, since December 1, 2016. Moreover, the CRTC adopted a Wireless Code which regulates numerous aspects of the provision of retail wireless services and, coming into effect September 1, 2017, a new Television Service Provider Code which will regulate numerous aspects of the provisions of retail television services. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on our customer buying practices and/or a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

We may be adversely affected if we do not qualify for government programs or if such programs do not constitute sufficient incentives to producers.

We take advantage of several government programs designed to support production and distribution of televisual and cinematographic products and magazine publishing in Canada, including federal and provincial refundable tax credits. There can be no assurance that the local cultural incentive programs which we may access in Canada will continue to be available in the future or will not be reduced, amended or eliminated. Any future reductions or other changes in the policies or rules of application in Canada or in any of its provinces in connection with these government incentive programs, including any change in the Québec or the federal programs providing for refundable tax credits, could increase the cost of acquiring and producing Canadian programs which are required to be broadcast and which could have a material adverse effect on our financial condition and results of operations. Canadian content programming is also subject to certification by various agencies of the federal government. If programming fails to so qualify, we would not be able to use the programs to meet Canadian content programming obligations and might not qualify for certain Canadian tax credits and government incentives.

To ensure that we maintain minimum levels of Canadian ownership under the Broadcasting Act and other legislation under which it derives the benefit of tax credits and industry incentives, we have placed constraints on the issuance and transfer of the shares of certain of our subsidiaries.

In addition, the Canadian and provincial governments currently provide grants and incentives to attract foreign producers and support domestic film and television production. Many of the major studios and other key customers of our Film Production & Audiovisual Services Business (as defined in this annual report), as well as content producers for our television broadcasting and production operations, finance a portion of their production budgets through Canadian government incentive programs, including federal and provincial tax credits. There can be no assurance that the government grants and incentive programs presently being offered to participants in the film and television production industry will continue at their present levels or at all. If such grants or incentives are reduced or discontinued, the level of activity in the motion picture and television industries may be reduced, as a result of which our results of operations and financial condition might be adversely affected.

The successful tax credit model of Québec and other provinces in Canada has been copied by other jurisdictions around the world, including by many states in the United States of America. Some producers may select locations other than Québec to take advantage of tax credit programs they may conclude to be more or as attractive as those Québec offers. Other factors, such as director or star preference, may also have the effect of productions being shot in a location other than Québec and may therefore have a material adverse effect on our business, financial condition and results of operations.

ISED may not renew Videotron’s mobile spectrum licenses on acceptable terms, or at all.

Videotron’s AWS-1 licenses were issued in December 2008 for a 10-year term. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be the subject of a public consultation process expected to be initiated in the coming months.

Videotron’s other spectrum licenses, including in the AWS-3, 700MHz and 2500MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of those respective terms, applications may be made for new licenses for a subsequent term through a renewal process, unless a breach of license condition by Videotron has occurred, a fundamental reallocation of spectrum to a new service is required, or in the event that an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED following public consultations.

If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, financial condition, prospects, and results of operations.

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

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for this new disaggregated wholesale service. In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the tariff rates for the existing aggregated wholesale service. A second tariff proceeding is under way to set revised final rates for the aggregated service while work moves forward on implementing the disaggregated service. As a result of these proceedings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable regulatory and safety requirements. Nevertheless, some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems, or possible interference with electronic medical devices, including hearing aids and pacemakers. There is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with. Additional studies of radiofrequency emissions are ongoing and there is no certainty as to the results of any such future studies.

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or product liability lawsuits that might arise or have arisen. Any of these could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. Videotron is currently a defendant, along with all other major wireless providers in Québec, in an authorization demand for a class action on this particular concern.

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2016, we had $5.66 billion of consolidated long-term debt (long-term debt plus bank indebtedness). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2016, we had approximately $1.21 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 19 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of our or their control. If the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, are not sufficient for us, we may not be able to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible; that any assets could be sold, or, if sold, the timing of the sales and the amount of proceeds realized from those sales; that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, applicable regulations, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our Senior Notes could adversely affect their market price and liquidity.

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

ITEM 4 — INFORMATION ON THE CORPORATION

A - History and Development of Quebecor Media

Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2021 and 2023) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)).

Since December 31, 2013, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

We have continued to actively pursue the roll-out of Videotron’s mobile network. As of December 31, 2016, Videotron’s mobile telephony services covered the Province of Québec (7.6 million persons) and Eastern Ontario. During 2016, we activated 125,300 net new lines on our advanced mobile network at a pace of approximately 10,400 net new lines per month, bringing our total mobile customer base to 893,900 activated lines.

•

On February 16, 2017, Quebecor announced major corporate management changes. Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Pierre Dion who was appointed Chairman of the Board of Quebecor Media and a director of Quebecor.

•

On January 12, 2017, 4Degrees reached an agreement with Megaport (USA), Inc., a global leader in secured interconnectivity. The partnership will allow 4Degrees’ customers to link directly to the world’s largest providers of public cloud services. Customers may benefit from fast, secure, redundant access to business applications from three leading information and communications technology (ICT) providers: Microsoft Corporation (Azure, Office365, Exchange), Amazon Web Services, Inc. and Google.

•	On January 10, 2017, TVA Sports became the exclusive French-language broadcaster of the Montreal Impact, as well as an official broadcaster of Major League Soccer (“MLS”) for the next five years.

•

On December 2, 2016, Videotron issued a notice for the redemption of an aggregate principal amount of $175.0 million of its outstanding 6.875% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

•

On November 15, 2016, Videotron announced that it has begun implementing Data over Cable Service Interface Specification (“DOCSIS”) 3.1 technology on its network. This new-generation technology developed by the CableLabs consortium, of which Videotron is a member, may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. Videotron is now deploying DOCSIS 3.1 modems on its network and adapting its equipment and working protocols to the new technology.

•

On November 2, 2016, the Media segment announced changes to its organizational structure aimed at balancing its cost structure and enhancing operational efficiencies. The transformation entailed a 220-position workforce reduction in the segment, including 125 positions at TVA Group, mainly managers, professionals and administrative support staff. The changes had no impact on the newsrooms or on cross-Québec news coverage. These changes will enable the Media segment to maintain its lead in news and content production and promote its flagship brands.

•	On October 24, 2016, TVA Group announced the launch of the new TVA.CA website and the TVA mobile app, which give users free access to TVA programs in high definition, live or on demand.

•

On September 20, 2016, Videotron, Ericsson Canada Inc., École de technologie supérieure and Société du Quartier de l’innovation de Montréal announced a partnership to create Canada’s first open-air smart living laboratory in order to test all aspects of new fifth-generation telecommunication technologies.

•

On September 13, 2016, 4Degrees officially opened its new data centre in Montréal. The $40.0 million, 46,000-square-feet facility boasts one the largest server rooms in the Province of Québec and is purpose-designed for data hosting. The Montréal and the now-expanded Québec City data centres are linked by Videotron’s fibre-optic network.

•	On July 13, 2016, Videotron launched its new Hybrid Fibre Giga Internet service, which offers connection speeds of up to 940 Mbps.

•

In June 2016, we amended our secured revolving credit facility to extend the maturity to July 2020 and Videotron amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

•

On January 7, 2016, Videotron announced the closing of a transaction whereby it acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments.

•

On October 27, 2015, Videotron announced a multi-year $35.0 million expansion of the 4Degrees data hosting centre located in Québec City, which was acquired in March 2015 for cash consideration of $35.5 million. The project will add two new server rooms to the facility. 4Degrees is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

•

On September 27, 2015, Quebecor Media closed the sale of Archambault Group Inc.’s retail operations to Groupe Renaud-Bray inc., which transaction includes fourteen Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for cash consideration of $14.5 million.

•

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5 3/4% Senior Notes, maturing on January 15, 2026, for net proceeds of $370.1 million (net of financing expenses). The proceeds of this offering were used to (i) partially repay the amounts outstanding under Videotron’s senior credit facilities, and (ii) pay transaction fees and expenses.

•

On September 9, 2015, Quebecor Media repurchased for cancellation 7,268,324 common shares of its capital stock held by Capital CDPQ, a subsidiary of CDPQ, for cash consideration of $500 million (the “Capital CDPQ Transaction”). Following the Capital CDPQ Transaction, Quebecor’s interest in Quebecor Media increased from 75.36% to 81.07% and Capital CDPQ’s interest decreased from 24.64% to 18.93%.

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

•

On May 12, 2015, the predecessor to ISED announced that Videotron was the successful bidder for eighteen 20 MHz licenses in its 2500 MHz spectrum auction. The operating licenses, acquired for $187.0 million, cover all of the Province of Québec and the largest urban centres in other provinces of Canada, namely Toronto, Ottawa, Calgary, Edmonton and Vancouver, for a total covered population of more than 21 million, representing approximatively 65% of Canada’s population.

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

•

On April 12, 2015, TVA Group closed the acquisition of 14 magazines, including some magazines owned and operated in partnership, three websites and certain custom publishing contracts owned by TC Transcontinental for cash consideration of $55.5 million.

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

•

On March 20, 2015, TVA Group completed a rights offering (the “TVA Rights Offering”) pursuant to which it received net proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B shares, non-voting, participating, without par value, of TVA Group (“TVA Group Class B Shares”). In connection with the TVA Rights Offering, Quebecor Media subscribed for 17,300,259 additional TVA Group Class B Shares at a total cost of $97.9 million.

•

On March 6, 2015, the predecessor to ISED announced that Videotron was the successful bidder for four 30 MHz licenses in its AWS-3 commercial mobile spectrum auction. Videotron obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region, for a total price of $31.8 million.

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

•

On December 30, 2014, TVA Group closed its acquisition of substantially all of the assets of A.R. Global Vision Ltd. (the “VG Acquisition”), which assets are now operated by Mels Studios and Postproduction G.P. and are used in carrying on a business operating a high end spectrum of services for the film and television industries. For the VG Acquisition, TVA Group paid cash consideration of $116.1 million.

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

•	On September 10, 2014, Videotron launched its LTE mobile network, which supports speed of up to 150 Mbps.

•	On September 2, 2014, Quebecor Media closed the sale of Nurun Inc., its subsidiary at the time, to Publicis Groupe for cash consideration of $125.0 million.

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

•

On April 3, 2014, after final payment was made on the spectrum awarded in the auction ended February 19, 2014, the predecessor to ISED issued seven 10 MHz licenses in the 700 MHz band to Videotron. The operating licenses, acquired for $233.3 million, cover the entire provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million, representing approximately 80% of Canada’s population.

B - Business Overview

Overview

We are one of Canada’s leading telecommunications and media companies, with activities in television distribution, Internet access, cable and mobile telephony services, OTT video services, business solutions (including data centres), television broadcasting, soundstage and equipment leasing and postproduction services for the film and television industries, newspaper publishing and distribution, Internet portals and specialized websites services, book and magazine publishing and distribution, video and console games rental and distribution, music recording, production and distribution, out-of-home advertising, operation and management of a world class arena, ownership and management of two QMJHL teams, show production and sporting and cultural events management and promotion. Through our subsidiary Videotron, we are a premier cable and mobile communications service provider. We hold leading positions in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of properties and to leverage the value of content to the benefit of multiple distribution platforms.

Our subsidiaries operate in the following business segments: Telecommunications, Media and Sports & Entertainment.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron-branded stores and kiosks, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. We operate Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on the average readership estimates survey published by the Vividata Study. Through TVA Group, we are the largest private sector broadcaster of French-language entertainment, news and public affairs programs in North America in terms of market share and the leading French-language magazine publisher in the Province of Québec.

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

Differentiated Bundled Services

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, VOD, subscription-based OTT entertainment service (“Club illico”) and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a higher speed than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, VOD, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

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

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, technology, telecommunications, media, sports and entertainment. Under the leadership of our senior management team, we have, among other things, improved penetration of our High Speed Internet Access offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network and upgrade to the LTE technology.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•

Build on our position as a telecommunications leader with our mobile telephony network. We provide an offering of advanced mobile telecommunications services to consumers and small-, medium- and large-sized businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new LTE network is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

•

Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news and information network in the Province of Québec. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our various businesses composing our Media segment and QMI Agency, the acquisition and subsequent sharing of content between our various businesses through QMI Content, the development of a strong live event-oriented segment through our Sport and Entertainment segment, including the Videotron Centre, the acquisition of our two QMJHL hockey franchises, the broadcast of hockey games on our TVA Sports channels following an agreement with Rogers Communications Inc. and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada, the broadcast of soccer games on our TVA Sports channels following the recent agreement with The Montreal Impact and MLS whereby TVA Sports became the exclusive broadcaster of Montreal Impact games in French, and the integration of advertising assets with the creation of our sales services through Quebecor Media Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology and products and services leveraging our mobile network) and by the continuing penetration of products and services such as digital cable services, cable Internet access, mobile telephony and OTT video services, as well as HD television and UHD television, VOD, and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of these products and services will result in increased ARPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

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

•

Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 79% of the Province of Québec’s estimated 3.6 million premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

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

Telecommunications

Through Videotron we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 79% of an estimated 3.6 million premises. The deployment of our LTE wireless network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services as well as an entertainment leader. Products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. According to our estimates, our fibre-optic network is covering approximately 81% of the business customers located in the Province of Québec. Products and services include cable television, Internet access, cable telephony, mobile services and business solutions such as hosting, private network connectivity, Wi-Fi, audio and video transmission. Through 4Degrees, we operate data centres in Québec City and Montréal which are among the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

Since January 7, 2016, Videotron owns Fibrenoire, a company that provides fibre-optic connectivity services. This acquisition enables Videotron Business Solutions and Fibrenoire to join forces to meet growing demand from business customers for fibre-optic connectivity.

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

Cable Services

Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. In 2015, we introduced the illico 4K set-top box on the market. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and keep up to 115 hours of UHD recording. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 200 Mbps to more than 97% of our homes passed. As of December 31, 2016, we had 1,612,800 cable Internet access customers, representing 95.4% of our basic customers and 56.8% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52% as of December 31, 2016.

•

Digital Television. We have installed headend equipment through an hybrid fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. The basic package includes 23 basic television channels, access to VOD and interactive programming guide. All of our custom packages include the basic package, 52 audio channels providing digital-quality music, 22 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2016, we had 1,587,000 customers for our digital television service, representing 93.9% of our total basic customers and 55.9% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to customers who subscribe to more than one of our services. As of December 31, 2016, we had 1,253,100 subscribers to our cable telephony service, representing a penetration rate of 74.1% of our basic cable subscribers and 44.1% of our homes passed.

•

Video-On-Demand. VOD service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, computer, tablet or mobile phone respectively through illico Digital TV, illico.tv and our illico app. Our digital cable customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television, illico.tv or the illico app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico catalog, including VOD titles, live television broadcasts or recorded shows, and allow the customer to transfer it directly and seamlessly from their mobile devices to their television.

•

Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events and movies based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 40 channels of television programming, depending on the bandwidth capacity of their local cable system. We are no longer offering this service to new customers.

As of December 31, 2016, we had 103,800 customers for our analog television service, representing 6.1% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (“HSPA”) mobile communication network (3G) which was upgraded to HSPA+ (4G), on June 30, 2011.

In 2013, Videotron signed a 20-year agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, Videotron launched its shared LTE wireless network, with Rogers. This shared network delivers an optimal user experience for consumers and businesses. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data.

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

In the 700 MHz auction held in 2014, Videotron acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the auction held in 2014 enhances Videotron’s ability to maintain a leading edge, high performance wireless network in the Province of Québec and in the Ottawa region, and provides Videotron with a number of options to maximize the value of its investment in the rest of Ontario, Alberta and British Columbia.

In the ISED auction for AWS-3 commercial mobile spectrum held on March 3, 2015, Videotron acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, will further enhance Videotron’s ability to maintain a leading-edge, high performance wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of ISED’s auction for 2500 MHz commercial mobile spectrum, Videotron was declared the successful bidder for eighteen licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver.

Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

As of December 31, 2016, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2016, there were 893,900 lines activated on our wireless network, representing a year-over-year increase of 125,300 lines (16.3%).

Club illico

Our clients can also benefit from Club illico, our subscription based OTT entertainment service, offering a rich and varied selection of unlimited, on-demand French language content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico started funding the production of television series and offering them in their first broadcast window, prior to their linear broadcast. On December 31, 2016, the Club illico service had 314,700 subscribers.

Business Telecommunications Services

Videotron Business Solutions is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet access, cable telephony, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers.

Through 4Degrees, we operate data centres in Québec City and Montréal which are among the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability. The data centre in Montréal is 46,000 square feet and the one in Québec City is 91,000 square feet. Our data centres are interconnected via our fibre optic network. The connectivity makes us the only supplier in Québec able to offer Tier III certified intraprovincial redundancy. Furthermore, in partnership with Megaport (USA), Inc., a global leader in secure interconnectivity, our customers can benefit a fast, secure, redundant access to business applications from three leading information and communications technology (ICT) providers.

In 2016, with the acquisition of Fibrenoire, Videotron increased its presence in the growing market of fibre-optic connectivity.

Videotron Business Solutions serves customers through a dedicated salesforce and customer service teams with solid expertise in business market. Videotron Business Solutions relies on its extensive coaxial, fibre-optic, LTE wireless networks and data centres to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of customers)
Revenue-generating units (RGUs)	5,765.4	5,647.5	5,479.3	5,242.1	5,019.1
Mobile Telephony
Mobile telephony lines	893.9	768.6	632.8	504.3	403.8
Cable Internet
Cable Internet customers	1,612.8	1,568.2	1,537.5	1,506.0	1,444.0
Penetration(1)	56.8%	55.9%	55.4%	54.9%	53.5%
Cable Television
Basic customers(2)	1,690.9	1,736.9	1,782.3	1,825.1	1,855.0
Penetration(1)	59.6%	61.9%	64.2%	66.5%	68.7%
Digital customers	1,587.1	1,570.6	1,553.6	1,527.4	1,480.9
Penetration(3)	93.9%	90.4%	87.2%	83.7%	79.8%
Cable Telephony
Cable telephony lines	1,253.1	1,316.3	1,349.0	1,348.5	1,316.3
Penetration(1)	44.1%	46.9%	48.6%	49.2%	48.7%
Club illico
Over-the-top video customers	314.7	257.5	177.7	58.2	—
Homes passed(4)	2,839.3	2,806.0	2,777.3	2,742.5	2,701.2

(1)	Represents customers as a percentage of total homes passed.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers for the digital service as a percentage of basic customers.
(4)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and telephony and mobile services as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2016, the average monthly invoice on recurring subscription fees per residential customer was $117.23 (representing a 4% year-over-year increase) and approximately 81% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable

As of December 31, 2016, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.8 million homes and serving approximately 2.2 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 79% of premises and, according to our estimates, our fibre-optic network is covering approximately 81% of the business customers located in the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We currently build our network by implementing cells of 125 homes (which can evolve to 64 homes). As a result of the modernization of our network in recent years, our network design now provides for average cells of 171 homes throughout our footprint.

To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells, which is critical to our advanced services, such as VOD, Switched Digital Video Broadcast and the continued expansion of our interactive services.

Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 12 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 homes aggregation point. Each of these wavelengths is dedicated to the specific requirements of 250 homes. The RF spectrum is set with analog content (being phased out by the end of 2017) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2020.

DOCSIS 3.0 is currently deployed to provide data service at speeds of up to 940 Mbps. We are now deploying DOCSIS 3.1 modems on our network and adapting our equipment and working protocols to the new technology. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member, which may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz. The maximum theoretical gain is 50% in the downstream direction (from the network to the user) and 100% in the upstream direction (from the user to the network), and upcoming live deployments will indicate which proportion of these theoretical limits can be achieved.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 78% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD television and UHD television programming and the ever increasing speed of Internet access, further investment in our network will be required.

Mobile Telephony

As of December 31, 2016, our shared LTE network reached more than 90% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. The vast majority of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching – or MPLS – protocol. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. Videotron is exploring 4.5G and 5G technologies. In doing so, Videotron has created a partnership with Ericsson, L’École de technologie supérieure and Société du Quartier de l’innovation de Montréal. Together with its partners, Videotron has established the first open-air smart living laboratory in Canada. This laboratory will test the many facets of innovations associated with the emerging industry revolving around fifth-generation telecommunications. The Rogers LTE Agreement provides and allows Rogers and Videotron to continue the evolution of the shared LTE network. Videotron’s and Rogers’ spectrum contribution will allow them to continue to exploit LTE evolutive technologies and to provide their subscribers with high throughput data connections.

During 2016, Videotron maintained its HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

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

•

continue to rapidly deploy advanced products on all our services – cable, Internet access, telephony, Club illico and mobile – to maintain and increase our leadership and consequently, to gain additional market share;

•	design product offers that provide greater opportunities for customer entertainment and information;

•	deploy strong retention strategies aiming to maintain our existing customer base and to increase our ARPU;

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

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for our Internet access services, this model could adversely impact the demand for our cable television services.

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

Retail Sector

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 103 retail locations as of December 31, 2016. With 66 of these retail locations also offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Media

Our Media Group is a business segment dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, Quebecor Media Out-of-Home, Quebecor Media Network, Quebecor Media Printing, Select Music, Goji Studios, Sogides Group and CEC Publishing. The Media Group has activities in broadcasting, film production and audiovisual services, magazine publishing, book distribution and publishing, newspaper publishing and other media related operations.

Quebecor Media owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group. Quebecor Media also owns 100% of the voting and equity interests of MediaQMI, Quebecor Media Network, Quebecor Media Printing, Select Music, Goji Studios, CEC Publishing and Sogides Group.

Products and Services

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Prise 2, YOOPA, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. In addition to linear television, the TVA Network and some specialty channels have multiplatform applications that allow them to distribute content on demand and continuously. Through various subsidiaries and divisions, TVA Group is engaged in commercial production and in the distribution of films and television programs. TVA Group’s website is accessible at groupetva.ca.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 35.5% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2016 through December 31, 2016, compared to 34.1 % for the same period from the previous year.

For the period from January 1, 2016 through December 31, 2016, TVA Network aired 19 of the 30 most popular TV programs in the Province of Québec, including La Voix, La Voix Junior and Les Beaux malaises, according to Numeris data. Since May 1999, the TVA Network has been included in the basic channel line-up of most cable and satellite providers across Canada, thus enabling it to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

Until February 13, 2015, the Media segment also operated the English-language news and opinion specialty channel Sun News, which discontinued its operations on that date. The results of operations and cash flows related to this business have accordingly been reclassified as discontinued operations in the consolidated statements of income, comprehensive income and cash flows. For more information, refer to “Item 5. Operating and Financial Review and Prospects” and to Note 29 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives. The television market has been affected by audience fragmentation across the various content delivery platforms, including the Internet and VOD, as well as the arrival of a large number of specialized services.

There are three main French-language broadcast networks in the Province of Québec: Société Radio-Canada, “V” and TVA Network. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, V and CTV are privately held and are commercial networks. CBC and Société Radio-Canada are government owned and financed by a combination of federal government grants and advertising revenues. French-language viewers in the Province of Québec also have access to certain U.S. networks. In the area of specialty television broadcasting in the Province of Québec, our main competitors are Société Radio-Canada, Bell Media and Corus.

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2016:

Network	Share of Province of Québec Television
TVA Network	23.8%
Société Radio-Canada	13.0%
V	7.1%
TVA Group’s French-language specialty TV	11.7%
Various French-language specialty and pay cable TV(1)	33.3%
Others	11.1%

Source: Numeris – French Quebec, January 1 to December 31, 2016, Mon-Sun, 2:00 – 2:00, All 2+

(1)	Bell Media (15.5%), Corus (8.1%), Société Radio-Canada (4.8%) and others (4.9%).

TVA Network

TVA Network is our French-language network consisting of ten stations, of which six are owned and four are affiliated stations. TVA Network is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski Matane-Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Our four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. A substantial portion of TVA Network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by ISED and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and MMDS.

On October 24, 2016, we announced the launch of the new TVA.CA website and the TVA mobile app, which give users free access to TVA Network programs and certain content from the speciality channels in high definition, live or on demand. The website and app also support number of other functionalities, including the possibility to catch up on shows from the previous seven days, watch exclusive original content, pause and resume play on a different screen and receive customized suggestions.

Television Specialty Broadcasting

Through various subsidiaries, we control or participate in the following eight specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, Évasion, a French-language travel and tourism service, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI&cie, a French-language specialty television service dedicated to style, beauty and the well-being of Québec women, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at preschoolers. Each of our specialty channels has its own dedicated website and TVA Sports, TVA Nouvelles and YOOPA have their own mobile app.

On November 26, 2013, Quebecor announced an agreement with Rogers Communications Inc. and the NHL whereby TVA Sports became the NHL’s official French-language broadcaster in Canada. The 12-year agreement has begun with the 2014-15 season. Among other things, TVA Sports obtained broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, as well as broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events, including the all-star game and the draft.

On January 10, 2017, TVA Sports became the exclusive broadcaster of the Montreal Impact games in French, as well as an official broadcaster of MLS for the next five years. TVA Sports will thus broadcast all Montreal Impact regular season and playoff games. As an official broadcaster of MLS, the sports channel will also present the MLS All-Star Game, along with the MLS Cup Playoffs and the MLS Cup final.

Type of Service	Language	Voting Interest
Category A Digital Specialty Services:
• addikTV	French	100.0%
• Évasion	French	8.3%
Category B Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
• MOI&cie	French	100.0%
Category C Digital Specialty Services:
• LCN — Le Canal Nouvelles	French	100.0%
• TVA Sports	French	100.0%

Advertising Sales and Revenues

We derive a majority of our revenues from the sale of integrated and diversified advertising services. For the twelve-month period ended December 31, 2016, TVA Network and the speciality channels derived approximately 60.8% of their revenues from advertising.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiaries, TVA Productions Inc. and TVA Productions II Inc. (collectively, “TVA Productions”). Through TVA Productions, we produced approximately 1,073 hours of original programming in 2016, consisting primarily of variety and magazine-style shows, galas and quiz shows.

The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The film production and audiovisual services business of TVA Group includes soundstage and equipment leasing services, postproduction services, expertise in visual effects services, dubbing services, asset management and distribution services and proprietary online transaction and distribution platforms for VOD and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our film production and audiovisual services business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

As part of its assets, our film production and audiovisual services business includes movie and television soundstages of approximately 212,000 square feet in Montréal and St-Hubert, Québec, which have cutting-edge equipment, including Canada’s largest and most up-to-date pool of cameras, lighting and specialized equipment. The facilities are used for both local and foreign film and television productions, including American blockbusters.

This sector’s main sources of revenue are film soundstage and equipment rental and postproduction services. In 2016, shooting soundstages and equipment rental services account for 50% of the sector’s total revenues, 39% of which come from international clients. Postproduction services account for 27% of the sector’s total revenues and mainly serve local clients.

For this sector, the second and third quarters are periods when the volume of activities is usually high, particularly for film soundstage and equipment rental. Although cyclical, the level of activity remains dependent on the production service needs of international and local producers.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie inc., wholly-owned subsidiaries of TVA Group, publish more than 50 French and English-language magazines in various fields such as entertainment, television, fashion and beauty, sports, lifestyle, cooking and home decor. They also market digital products associated with the different magazine brands. According to the Vividata Study, with 2.8 million readers across all platforms for its French-language titles, TVA Group is the top publisher of French-language magazines in Québec and a leader in the Canadian magazine publishing industry with 9.3 million cross-platform readers. Our objective is to leverage our magazines’ focus on culture, lifestyle and entertainment across our television and Internet programming.

On April 12, 2016, TVA Group released the Molto app, a new digital newsstand that gives users unlimited access to the full content of all its magazines on their tablets and smartphones for monthly subscription fees.

TVA Group also holds an effective 51% share in Les Publications Groupe TVA-Hearst Inc., publisher of Elle Canada and Elle Québec magazines, in partnership with Hearst Group which holds a 49% share. As well, TVA Group and Bayard Group each hold a 50% share in Publications Senior Inc., publisher of Le Bel Âge and Good Times magazines.

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2016, we published or reissued a total of 474 titles in paper format and 280 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 207 Québec and European French-language publishers. We distribute French-language books to approximately 3,000 retail outlets in Canada. In addition, Messageries ADP distributes approximately 7,700 digital books.

Newspaper Publishing

Newspaper Operations

We operate our newspaper business, namely Le Journal de Montréal, Le Journal de Québec and the 24 Heures Montréal, through MediaQMI. Our daily newspapers disseminate information in traditional printed ways and through daily urban newspaper portals, namely journaldemontreal.com and journaldequebec.com, and through the fully customizable J5 mobile app.

Le Journal de Montréal and Le Journal de Québec are tabloids. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. For the year 2016, on a combined weekly basis, Le Journal de Montréal and Le Journal de Québec had a circulation of approximately 1.9 million paper copies and 0.2 million copies in electronic format, according to internal statistics.

Le Journal de Montréal and Le Journal de Québec, already present on all platforms, also offer their readers the J5 mobile app, a fully customizable reading experience which is supported on iOS and Android. Through J5, users can select the news they want to receive daily, based on their interests.

Le Journal de Montréal is published seven days a week and is distributed by Quebecor Media Network. The main competitors of Le Journal de Montréal are La Presse and The Montréal Gazette. Le Journal de Montréal’s website is accessible at www.journaldemontreal.com.

Le Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The main competitor of Le Journal de Québec is Le Soleil. Le Journal de Québec’s website is accessible at www.journaldequebec.com.

The following table lists the respective readership in 2016 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2016 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP (1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	1,422,000	1,052,000	1,037,000	1st
Le Journal de Québec	210,000	171,000	201,000	1st

Total Average Readership	1,632,000	1,223,000	1,238,000

(1)	Based on the Vividata Study.

The following table lists the respective average daily paid circulation in 2016 for Le Journal de Montréal and Le Journal de Québec:

	2016 AVERAGE PAID CIRCULATION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	198,000	181,900	184,000
Le Journal de Québec	99,000	89,100	89,500

Total Average Paid Circulation	297,000	271,000	273,500

	2016 AVERAGE PAID CIRCULATION
ELECTRONIC	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	12,800	12,800	12,800
Le Journal de Québec	8,700	8,700	8,700

Total Average Paid Circulation	21,500	21,500	21,500

Source: Internal Statistics

We publish one free daily commuter publication in the Montréal urban market: the 24 Heures Montréal. The editorial content of this free daily commuter publication focuses on the greater metropolitan area of Montréal.

The average weekday circulation of the 24 Heures Montréal for 2016 is 139,700.

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

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for our newspaper operations, representing 62.2% of our newspaper operations’ total revenues in 2016. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are car dealers, department stores, electronics stores and furniture stores.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 27.2% of total revenues of our newspaper operations in 2016.

Digital revenues represented 8.4% of total revenues for our newspaper operations in 2016. Digital revenues are generated from advertising on our websites and digital subscriptions to the e-editions of our newspapers. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

Seasonality and Cyclicality

Our newspaper operations’ operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall.

Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue.

Sale of English-Language Newspapers

On April 13, 2015, we closed the Postmedia Transaction. The businesses sold pursuant to the Postmedia Transaction are treated as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2016 and comparative years as well as in the management’s discussion and analysis of financial condition and results of operations for such period, which are included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects” of this annual report, respectively.

Other Operations

Internet/Portals

The Media segment, excluding TVA Group’s Internet properties and the websites dedicated to our daily newspapers, operates the following portals, destination sites and e-commerce properties:

•

Canoe Network (canoe.ca), a French-language portal, includes information and service sites for the general public. As such, it is one of the most popular Internet destinations in the Province of Québec, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of the Canoe Network’s annual revenues. The English version of the Canoe portal was sold as part of the Postmedia Transaction; and

•	French-language version of Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles.

Commercial Printing

Through our wholly-owned subsidiary Quebecor Media Printing, we operate a printing facility located in Mirabel, Québec, where Le Journal de Montréal and the 24 Heures Montréal are printed.

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

Distribution of periodicals in Québec

Through Messageries Dynamiques, a division of Quebecor Media Network, we deliver magazines and newspapers to dealers through a network that serves nearly 12,600 points of sale. Our home delivery service brings many Québec and Canadian dailies, including Le Journal de Montréal and Le Journal de Québec, to more than 229,000 homes every day.

Music Distribution

Through certain divisions and subsidiaries of Select Music, we distribute CDs, DVDs, Blu-ray discs, online music by way of file transfer and we offer services in the following areas: music recording, video production and creative licencing, including music for films, advertising and television shows.

Select Music is one of the largest independent music distributors in Canada with a 18% market share in the Province of Québec and a 46% market share for French content in the Province of Québec. Select Music has a catalogue of over 8,200 different CDs, LPs or other audio formats and over 1,700 DVDs or other video formats, a large number of which are from French-speaking artists. In addition, it is a digital aggregator of downloadable products with a selection of approximately 112,000 songs available through 155 retailers worldwide.

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

Products and Services

Our activities in the Sports and Entertainment segment consist primarily of the production, promotion and management of live shows and of various sporting, cultural and corporate events, the operation of two QMJHL teams and the operation and management of the Videotron Centre.

Videotron Centre

The Videotron Centre, which officially opened in September 2015, is an arena located in Québec City that has 18,400 seats and is home to the Remparts de Québec as well as the host of a variety of events and shows featuring local and international artists. Through a 25-year agreement entered into with Québec City, we were granted both the management and naming rights through 2040. We lease the Videotron Centre and generate revenues through the sale of advertisement and sponsorship opportunities as well as through the sale of food and beverages during the events and shows.

We have entered into an 8-year strategic partnership with AEG Facilities, a leader in sports and entertainment venue management. The AEG Live division supports the Sports and Entertainment segment in booking events, shows and tours for the Videotron Centre. We have also entered into strategic partnerships for the operation of the Videotron Centre with Live Nation Entertainment, involving two of its principal divisions, namely Live Nation Concerts, the global market leader in concert production, and Ticketmaster, its ticketing service operating in the Province of Québec under the name “Admission”. Finally, we have entered into a strategic partnership with Levy Restaurants, with an emphasis on building a world class culinary experience in the Videotron Centre through a local food and beverage program, Labatt Breweries of Canada as the Videotron Centre’s official beer supplier and Alex Coulombe ltée as the Videotron Centre’s official supplier of soft drinks, sparkling water and isotonic sports drinks.

On September 12, 2016, the Videotron Centre completed its first full year of operation. During that period, the Videotron Centre hosted 93 sporting events and concerts, 30 corporate events and a total of more than 1.1 million people attended these events.

QMJHL Hockey Teams

We own two QMJHL franchises, namely the Armada de Blainville-Boisbriand (70%) and the Remparts de Québec (100%).

In 2016, we transferred back the rights to organize a WTA sanctioned professional tennis tournament (namely, the “Coupe Banque Nationale”) to its original owner, Tennis Canada. The rights were acquired in 2014 as part of the transaction involving the acquisition of the Remparts de Québec.

Event Production and Management and live-event production

Through our wholly-owned Event Management Gestev Inc. (“Gestev”), a sports and cultural events manager and producer, we produce numerous high-profile events such as the Red Bull Crashed Ice (urban extreme ice skating race), Vélirium (International Mountain Bike Festival and UCI World Cup), the Transat Québec Saint-Malo (transatlantic sailing race), Ski Tour (FIS Cross-Country World Cup), the Jamboree (including the FIS Snowboard and Freestyle Skiing World Cups) and the Marathon de Québec (a 3-day running event). We also develop and manage sporting events at the Videotron Centre and have produced annually over 100 corporate, private and public events and, on average, 3 to 5 host broadcasting for foreign and Canadian broadcasters.

National Hockey League Expansion Application

On July 20, 2015, we filed an offical application for the acquisition of a professional hockey franchise in Québec City through the NHL’s expansion process. On July 22, 2016, the NHL’s Board of Governors voted to defer this application for an expansion team in Québec City.

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

Our past and current properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. As part of our film production and audiovisual services business, we own certain studios and vacant lots, some of which are located on a former landfill, which produces landfill gas. Where applicable, the landfill gas is managed in accordance with provincial regulations

We are not currently conducting or planning any material study or remedial measure. Furthermore, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

C - Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 13, 2017 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

Quebecor, a communications holding company, owns 81.07% of Quebecor Media and CDP Capital, a wholly-owned subsidiary of CDPQ, owns the other 18.93% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The CDPQ is one of Canada’s largest pension fund managers.

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

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 800 de la Gauchetière Street	Leased property	Office space	52,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	54,000

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Québec City, Québec 2675 Parc Technologique Blvd.	Owned property	Data Centre and Office space	91,000

Montréal, Québec 2900 Marie-Curie Avenue	Owned property	Data Centre and Office space	46,000

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

Film Production & Audiovisual Operations

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of our film production and audiovisual services business operations. No other single property currently used in our film production and audiovisual services business operations exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Montréal, Québec 2170, Pierre-Dupuy Avenue and 1701-1777, Carrie-Derick Street	Production studio, office and technical spaces	298,000

St-Hubert, Québec 4801, Leckie Street	Production studio, office and technical spaces	114,000

Sports and Entertainment

We generally lease space for the business offices and warehousing activities for the operation of our Sports and Entertainment segment.

Liens and charges

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ secured credit facilities are generally secured by first-ranking charges over all of their respective assets. TVA Group’s credit facilities, which were previously unsecured, have been amended on November 3, 2014 and, as a result of such amendments, are now secured by charges on its movable property and an immovable hypothec on its properties located at 1600 de Maisonneuve Boulevard East, 1405, 1425 and 1475 Alexandre-De-Sève Street, 1420 and 1470 de Champlain Street, and 1500 Papineau Avenue, Montréal, Québec.

E- Regulation

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

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings and TVA Group’s broadcasting activities are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s and TVA Group’s undertakings are also subject to the Radiocommunication Act, which empowers ISED to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Canadian Broadcasting Distribution (Cable Television)

Licensing of Canadian Broadcasting Distribution Undertakings

A cable distribution undertaking, such as Videotron, distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license.

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

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable system.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, DTH operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, Category A specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and mainstream sports Category C digital services. Pursuant to the Let’s Talk TV Policy, CRTC 2015-96, distribution access requirements for Category A specialty services no longer have effect as of September 1, 2017.

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

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

Pursuant to Broadcasting Regulatory Policy CRTC 2015-96, as of March 1, 2016, the CRTC regulates the fees charged by cable or non-cable BDUs for the basic service. The price of the entry-level basic service offering will be limited to $25 or less per month.

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

Hybrid VOD License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. In Broadcasting Order CRTC 2015-356, the CRTC has authorized these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (DMEO), provided that the service is delivered and accessed over the Internet without authentication to a BDU or mobile subscription. Club illico qualifies as a hybrid VOD service.

The hybrid VOD services benefit from the following incentives:

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

TVA Network’s license is subject to certain conditions, including:

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

The conditions of license came into force on September 1, 2012 and will remain applicable until August 31, 2017. On April 18, 2016, TVA Group filed licence renewal applications for all of its conventional television stations and specialty services with the CRTC. On November 22, 2016, a public hearing was held by the CRTC for the renewal of television licences held by French-language ownership groups. TVA Group appeared before the CRTC during these hearings and requested to be subject to the group approach. In accordance with this approach, TVA Group suggested that the group, as defined hereafter, allocated at least 70% of its programming expenses to Canadian content. The group would include TVA Group’s six stations, as well as discretionay services: Addiktv, YOOPA, Prise 2, CASA and Moi&Cie. In compliance with the CRTC’s Broadcasting Regulatory Policy, LCN and TVA Sports are excluded from the group. A decision on this matter is expected early in the spring of 2017.

Review of the television and distribution regulatory framework

Many decisions were published in 2015 pursuant to an initiative launched by the CRTC, “Let’s Talk TV: A Conversation with Canadians”, to discuss the future of the television system in Canada. The CRTC has decided, amongst others, to lower exhibition requirements for private television stations and specialty services as of September 2017, to abolish immediately genre exclusivity for specialty services, to create hybrid video on demand licences, to mandate BDUs to offer a reduced basic service at $25 as of March 1, 2016 and to offer all specialty services “à la carte”, as of December 1, 2016.

New Policy framework for local and community television

On June 15, 2016 the CRTC has published a new Policy framework for local and community television. This policy sets out regulatory measures to ensure that Canadians continue to have access to local programming that reflects their needs and interests. This includes the broadcast of high-quality local news as well as the broadcast of community programming through which Canadians can express themselves. To help ensure that local television stations have the financial resources to continue providing high-quality local news and information and that there is no erosion of local news in the various markets, the CRTC rebalanced the resources already present in the broadcasting system by taking the following steps:

•	BDUs will be allowed to devote part of their local expression contribution to the production of local news on local television stations;

•	DTH BDUs will be allowed to devote part of their contribution to Canadian programming to the production of local news on local television stations; and

•

financial support will be available to independent local television stations (i.e. stations that are not part of large vertically integrated groups) through the creation of the Independent Local News Fund, which will replace the Small Market Local Production Fund. All licensed BDUs will be required to contribute to the new fund.

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

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by ISED under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be the subject of a public consultation process expected to be initiated in the coming months.

Our 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by ISED following a public consultation.

Our AWS-3 licenses were issued on April 21, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz licenses.

Our 2500 MHz licences were issued on June 24, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz and AWS-3 licenses.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. Most notably, the CRTC will phase out the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime will ultimately distribute funds of approximately $200 million per year, compared to approximately $100 million per year under the existing regime. The contribution base for the new regime will also be broader than that of the existing regime, and will include retail Internet revenues for the first time. As a result of these changes, Videotron will incur increased revenue-based contribution payments in future years. Videotron will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. On September 20, 2016, the CRTC released a follow-up decision addressing the technical implementation of this new service. This decision, while requiring adjustments to Videotron’s proposed disaggregated architecture, is generally consistent with the positions submitted in the filings of Videotron. Proposed tariffs and supporting cost studies for the new service have been filed on January 9, 2017.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale high-speed access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately. A tariff proceeding is ongoing to determine the revised final aggregated service rates. As part of this proceeding, the CRTC will assess the extent to which, if at all, retroactivity will apply to these revised final rates.

As a result of the two abovementioned tariff proceedings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing wholesale access.

Regulatory Framework for Mobile Wireless Services

In June 2013, the predecessor to ISED published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when Videotron exercises its option to sell its Toronto AWS-1 license to Rogers under the Rogers LTE Agreement.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On July 28, 2016, the CRTC initiated a proceeding to review the Wireless Code. As a result of this proceeding, Videotron may face new regulatory obligations related to the retail mobile wireless services that it provides.

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

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (C-43) received Royal Assent. This bill amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and ISED the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

On May 18, 2016, the CRTC initiated a proceeding to examine the policy issues surrounding the use of differential pricing practices by Internet service providers related to Internet data plans. This proceeding stems from an application made by several parties concerning the pricing practices used by Videotron when offering its Unlimited Music service to its mobile wireless customers. The record of this proceeding is now closed and a decision is expected shortly. This decision may have an impact on Videotron’s flexibility in the design and marketing of its wireless and wireline data services.

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

On June 26, 2014, the predecessor to ISED announced changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. These changes are largely consistent with the joint protocol cited above.

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

MANAGEMENT DISCUSSION AND ANALYSIS

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning the operating results and financial condition of Quebecor Media. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

OVERVIEW

Quebecor Media is one of Canada’s leading telecommunications and media companies, with activities in television distribution, Internet access, cable and mobile telephony services, over-the-top video services, business solutions (including data centres), television broadcasting, soundstage and equipment leasing, and post-production services for the film and television industries, newspaper publishing and distribution, Internet portals and specialized websites, book and magazine publishing and distribution, video and console games rental and distribution, music production and distribution, out-of-home advertising, operation and management of a world-class amphitheatre, ownership and management of Quebec Major Junior Hockey League (“QMJHL”) teams, show production and sporting and cultural events management and promotion. Through its Videotron subsidiary, Quebecor Media is a premier cable and mobile communication service provider. Quebecor Media holds leading positions through its media segment in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of content to the benefit of multiple distribution platforms.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions to cable television, Internet access, cable and mobile telephony services and over-the-top video service; business solution services; subscriptions and advertising in various medias; rental of studio and equipment soundstage; book and magazine publishing and distribution; and event management, promotion and production.

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

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its cable and mobile networks, the launch and expansion of new or additional services to support growth in its customer base and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services’ infrastructure deployment, maintenance and enhancement, as well as costs relating to advancements in Internet access and TV everywhere, requiring IP technology and the introduction of virtual reality. In addition, the demand for wireless data services has been growing at high rates and it is projected that this demand will further increase in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Telecommunications segment may have to acquire additional spectrum in the future, as available.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the Media segment in particular, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

In the Media segment, the broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only toward specialty channels, but also toward content-delivery platforms that allow users greater control over content and timing, such as the Internet, video-on-demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies in media placement. The Media segment is taking steps to adjust to the profound changes occurring in the broadcasting industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it, and on the media platform they want. Moreover, newspaper circulation, measured in terms of copies sold, has been declining in the newspaper industry over the past several years. The traditional run-of-press advertising for major multimarket retailers has been declining over the past few years due to consolidation in the retail industry, combined with a shift in marketing strategy toward other media. In order to respond to such competition, the Media segment’s operations continue to develop their Internet presence through branded websites, including French-language portals and specialized websites.

The Sports and Entertainment segment has made and is continuing to make significant investments in its efforts to develop the business. The Corporation expects that additional capital expenditures and other investments will be required in order to expand the Sports and Entertainment segment.

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2016.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

December 31, 2016

	Percentage of vote	Percentage of equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles inc.	100.0%	100.0%

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the following:

On March 20, 2015, TVA Group Inc. (“TVA Group”) completed a rights offering whereby it received net proceeds totalling $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value, of TVA Group (“TVA Group Class B Shares”). Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

HIGHLIGHTS SINCE END OF 2015

•	Quebecor Media’s revenues totalled $4.02 billion in 2016, a $125.8 million (3.2%) increase from 2015.

•

On February 16, 2017, Quebecor announced major corporate management changes. Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor Inc. (“Quebecor” or the “parent company”) and Quebecor Media, replacing Pierre Dion who was appointed Chairman of the Board of Quebecor Media and a director of Quebecor.

Telecommunications

•	In 2016, the Telecommunications segment grew its revenues by $144.8 million (4.8%) and its adjusted operating income by $63.6 million (4.6%).

•

In 2016, Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($106.7 million or 26.4%), Internet access ($58.0 million or 6.3%), business solutions ($42.1 million or 60.9%) and the Club illico over-the-top video service (“Club illico”) ($7.8 million or 33.1%).

•

Videotron posted a net increase of 117,900 revenue-generating units[1] (2.1%) in 2016, including 125,300 connections to the mobile telephony service, 57,200 memberships in Club illico, and 44,600 subscriptions to the cable Internet access service.

•	Videotron’s average monthly revenue per user (“ARPU”) was $144.86 in 2016 compared with $135.68 in 2015, a $9.18 (6.8%) increase.

•

On January 12, 2017, 4Degrees Colocation Inc. (“4Degrees Colocation”), a subsidiary of Videotron, announced an agreement with Megaport (USA), Inc., a global leader in secure interconnectivity, which will allow business customers to link directly to the world’s largest providers of public cloud services. Customers will enjoy fast, secure, redundant access to business applications from three leading information and communications technology providers: Microsoft Corporation (Azure, Office 365, Exchange), Amazon Web Services, Inc. and Google.

•

During 2016, Videotron’s Unlimited Music service added Apple Music, Napster, Tidal and SoundCloud to its catalogue of music streaming apps, bringing the number of supported services to 18 at year’s end. Unlimited Music allows subscribers to Videotron’s mobile telephony service to stream music without restriction via various platforms without using their mobile data plan.

•

On November 15, 2016, Videotron began rolling out Docsis 3.1 technology on its network. Developed by the CableLabs consortium, of which Videotron is a member, Docsis 3.1 will eventually deliver download speeds of up to 10 Gbps and upload speeds of up to 1 Gbps. Videotron will therefore be able to offer better Internet access service to meet the growing speed and bandwidth needs of its customers, who are watching more high definition (“HD”) and ultra high-definition (“UHD”) videos and adopting the cloud, the Internet of Things, augmented reality and virtual reality.

•

On September 20, 2016, Ericsson Canada Inc., École de technologie supérieure, Quartier de l’innovation, and Videotron announced a partnership to create the first open-air smart living laboratory to test all aspects of new, fifth-generation telecommunications technologies.

•

On September 13, 2016, 4Degrees Colocation officially opened its Montréal data centre. The $40 million, 4,000-square-metre facility boasts one of the largest server rooms in Québec and is purpose-designed for data hosting.

•

On July 13, 2016, Videotron launched its Giga Fibre Hybrid Internet access service, which offers residential and business customers connection speeds of up to 940 Mbps. The product confirms Videotron’s status as the leader in high-speed Internet, an area in which it has been a trailblazer for more than 20 years.

•

On January 7, 2016, Videotron announced the acquisition of Fibrenoire inc. (“Fibrenoire”), which provides fibre-optic connectivity services to businesses, for a $125.0 million cash consideration, of which the net amount of $119.1 million was paid at closing (net of acquired cash in the amount of $1.8 million). A subsequent $0.2 million adjustment was received in the second quarter of 2016. The $5.9 million balance, including interest charges, was paid on February 7, 2017. Combining the capabilities of Videotron Business Solutions and Fibrenoire will make it possible to continue meeting the growing demand from business customers for fibre-optic connectivity and will strengthen Videotron’s leadership in business telecommunications services.

[1]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Media

•

According to the fall 2016 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures Montréal remain Québec’s news leaders with 3.8 million readers per week across all platforms (print, mobile and Web). TVA Group is a major player in the Canadian magazine industry with 9.3 million readers per week across all platforms.

•

On January 10, 2017, the Montréal Impact, a Major League Soccer (“MLS”) team, and Quebecor announced an agreement making TVA Sports the exclusive French-language broadcaster of the Montréal Impact and an official MLS broadcaster for the next five years. As an official MLS broadcaster, TVA Sports will broadcast all Montréal Impact regular season and playoff games, the All-Star Game, the MLS Cup playoffs and the MLS Cup final. The agreement will enrich TVA Sports’ programming with coverage of a sport that is growing fast in Québec and make it possible to disseminate that content on all of Quebecor’s media platforms.

•

During the period from September 5 to December 4, 2016, TVA Group and its specialty channels had a total television audience market share of 37.0% in Québec compared with 33.1% in the previous year (source: Numeris, Québec Franco, Fall 2016). TVA Network held its status as the market leader with a 25.3% market share, more than its main over-the-air rivals combined.

•

Season 1 of La Voix Junior, which aired on TVA Network in fall 2016, reached an average audience of 2,309,600 per week (source: Numeris, Québec Franco, October 2 to November 27, 2016, T2+) for a 55% market share, topping the fall 2016 ratings in Québec. The show’s popularity extended to the Web, where the candidates’ performances and videotaped interviews logged a total of 7.5 million viewings across all platforms. The lavoixjunior.ca site attracted more than a million unique visitors in the season. It was a compelling example of the effectiveness of Quebecor Media’s convergence strategy, designed to capture and maximize synergies within its portfolio of media properties.

•

On November 2, 2016, the Media segment announced changes to its organizational structure aimed at balancing its cost structure and enhancing operational efficiencies. The transformation entailed a 220-position workforce reduction in the segment, including 125 positions at TVA Group, mainly managers, professionals and administrative support staff. The changes had no impact on the newsrooms or on cross-Québec news coverage. These changes will enable the Media segment to maintain its lead in news and content production and promote its flagship brands.

•

On October 24, 2016, TVA Group announced the launch of the new TVA.ca website and the TVA mobile app, which give users free access to TVA programs in HD, live or on demand. The site and app also support a series of other functionalities: users can catch up on shows from the previous seven days, watch exclusive original content, pause and resume play on a different screen, and receive customized suggestions.

•

On June 20, 2016, the Media segment announced the launch of Immersion, a new video advertising format that enables businesses and their brands to leverage existing content and reduce their advertising video production costs. The innovative technology displays full-screen, high-resolution videos that integrate seamlessly into the front end of most websites.

•	On April 12, 2016, TVA Group released the Molto app, a new digital newsstand that gives users unlimited access to the full content of all its magazines on their tablets and smartphones.

•

Season 4 of La Voix posted strong ratings. The weekly gala attracted an average audience of 2.6 million viewers (source: Numeris, Québec Franco, January 17 to April 10, 2016, T2+) and an average market share of 58%. Traffic on the lavoix.ca site increased considerably and the number of viewings grew by 54% to a total of 6.6 million. The show logged 1.8 million downloads on the analog and digital (“illico Digital TV”) broadcasting distribution services.

•

In the first quarter of 2016, Quebecor Media launched an automated real-time contextual advertising service across its digital network, in partnership with digital marketing agency Dialekta. The Media segment is the first French-language media group to offer advertisers a service of this type, which has the potential for more accurate audience targeting than anything currently available.

Sports and Entertainment

•

On September 12, 2016, the Videotron Centre completed its first full year of operation. During that period, the Videotron Centre hosted 93 sporting events and concerts, as well as 30 corporate events. In all, more than 1.1 million people passed through the turnstiles. The Videotron Centre’s diverse programming included prominent acts such as Metallica, Madonna, Muse, Rihanna, Justin Bieber, Pearl Jam, and Bryan Adams. In August 2016, the Videotron Centre also presented a sold-out series of five concerts by Céline Dion, which were attended by more than 66,000 people. Finally, the Remparts de Québec of the QMJHL drew more than 470,000 spectators during the 2015-2016 season, a record for a junior hockey team in Canada.

•

On April 7, 2016, Gestev became the official imprint for all shows and events produced by Quebecor. The new grouping is capitalizing on the 25 years of experience that Event Management Gestev Inc. (“Gestev”) has in organizing sporting and cultural events and on its powerful brand in order to establish itself as a major player in showbiz and entertainment.

Financial transactions

•

In accordance with a notice issued on December 2, 2016, Videotron redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount.

•

In June 2016, Quebecor Media amended its revolving credit facility to extend its term to July 2020 and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their terms to July 2021. Some of the terms and conditions of the credit facilities were also amended.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. It therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2016 and 2015 presented in Table 2 below is derived from the unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2016	2015	2014	2016	2015
Adjusted operating income (loss) :
Telecommunications	$1,449.4	$1,385.8	$1,353.2	$364.6	$349.0
Media	63.3	70.2	58.4	24.7	22.3
Sports and Entertainment	(7.2)	(11.7)	(2.8)	(1.0)	(3.1)
Head Office	(7.7)	(3.5)	(3.6)	(1.1)	(5.0)

	1,497.8	1,440.8	1,405.2	387.2	363.2
Depreciation and amortization	(650.4)	(691.0)	(658.3)	(166.7)	(175.9)
Financial expenses	(302.9)	(309.2)	(323.8)	(77.5)	(78.8)
Loss on valuation and translation of financial instruments	(2.1)	(3.8)	(3.1)	(1.5)	(6.4)
Restructuring of operations, litigation and other items	(28.5)	117.2	(49.6)	(13.3)	(7.9)
Impairment of goodwill and other assets	(40.9)	(230.7)	(81.0)	—	(3.7)
Loss on debt refinancing	(7.3)	(12.1)	(18.7)	(7.3)	—
Income taxes	(126.3)	(104.1)	(102.3)	(23.0)	(22.5)
Loss from discontinued operations	—	(19.7)	(81.6)	—	(0.9)

Net income	$339.4	$187.4	$86.8	$97.9	$67.1

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 7 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the consolidated financial statements.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2016/2015 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.02 billion, a $125.8 million (3.2%) increase.

•	Revenues increased in Telecommunications ($144.8 million or 4.8% of segment revenues) and in Sports and Entertainment ($11.4 million or 49.1%).

•	Revenues decreased in Media ($37.8 million or -3.9%).

Adjusted operating income: $1.50 billion, a $57.0 million (4.0%) increase.

•

Adjusted operating income increased in Telecommunications ($63.6 million or 4.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($4.5 million or 38.5%).

•

Adjusted operating income decreased in Media ($6.9 million or -9.8%). There was an unfavourable variance at Head Office ($4.2 million), essentially due to an unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $5.3 million unfavourable variance in the stock-based compensation charge in 2016 compared with 2015. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $4.2 million unfavourable variance in the Corporation’s stock-based compensation charge in 2016.

Net income attributable to shareholders: $352.0 million in 2016 compared with $207.6 million in 2015, a $144.4 million increase.

•	The favourable variance was due primarily to:

•	$189.8 million decrease in non-cash charge for impairment of goodwill and other assets, including $75.0 million without any tax consequences;

•	$57.0 million increase in adjusted operating income;

•	$40.6 million decrease in the depreciation and amortization charge;

•	$19.7 million favourable variance in the loss related to discontinued operations;

•	$6.3 million decrease in financial expenses;

•	$4.8 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$145.7 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•	$22.2 million unfavourable variance in the income tax expense;

•	$6.0 million unfavourable variance in non-controlling interest.

Depreciation and amortization charge: $650.4 million, a $40.6 million decrease due primarily to the impact of the end of amortization of spectrum in the Telecommunications segment in the second quarter of 2015, in accordance with a change in the estimated useful lives of the licences, and the end of the accounting useful lives of some assets acquired as part of the acquisition of Videotron in October 2000.

Financial expenses: $302.9 million, a $6.3 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and a favourable variance in gains and losses on foreign currency translation of short-term monetary items, partially offset by higher average indebtedness resulting primarily from the purchase in September 2015 of part of the interest in Quebecor Media held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for a $500.0 million consideration.

Loss on valuation and translation of financial instruments: $2.1 million in 2016 compared with $3.8 million in 2015, a $1.7 million favourable variance.

Charge for restructuring of operations, litigation and other items: $28.5 million in 2016 compared with a $117.2 million gain in 2015, a $145.7 million unfavourable variance.

•

In 2016, the Telecommunications segment recognized a charge for restructuring of operations totalling $14.3 million ($8.8 million in 2015), deriving essentially from customer migration from analog to digital services. A $10.1 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in 2016 ($9.8 million in 2015). The other segments recorded charges for restructuring of operations of $1.7 million in 2016 ($0.6 million in 2015).

•	In 2016, Quebecor Media’s segments also recorded a $1.3 million charge for other items ($1.7 million in 2015).

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”) to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million, including interest, for having failed to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada denied Bell ExpressVu leave to appeal the decision. A $139.1 million gain on litigation was recorded in the statement of income in 2015.

•	A $1.1 million interest expense was recorded in the Telecommunications segment in 2016 ($1.0 million in 2015) in connection with a court ruling handed down in 2014.

Charge for impairment of goodwill and other assets: $40.9 million in 2016 compared with $230.7 million in 2015, a $189.8 million favourable variance.

•

In 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $40.1 million non-cash goodwill impairment charge (without any tax consequences) was recorded in 2016. As well, a charge for impairment of intangible assets totalling $0.8 million was recorded in the Media segment in 2016.

•

In 2015, Quebecor Media performed impairment tests on its CGUs and concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. The recoverable amount of those CGUs was adversely affected by declining newspaper and commercial printing volumes, and by continuing pressure on advertising revenues in the newspaper and television businesses. Accordingly, an $85.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU in 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized in the Broadcasting CGU in 2015. A $3.7 million impairment charge on intangible assets was also recognized in 2015 in other segments.

Loss on debt refinancing: $7.3 million in 2016 compared with $12.1 million in 2015, a $4.8 million favourable variance.

•

In accordance with a notice issued on December 2, 2016, Videotron redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount. A $7.3 million loss was recorded in the consolidated statement of income in 2016 in connection with this redemption.

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

Income tax expense: $126.3 million (effective tax rate of 25.0%) in 2016 compared with $104.1 million (effective tax rate of 24.4%) in 2015, a $22.2 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•

The unfavourable variance in the income tax expense was mainly due to the increase in taxable income for tax purposes and one-time items that had an unfavourable impact on comparative effective tax rates.

•

The unfavourable variance in effective tax rates was mainly due to the impact of a decrease in deferred income tax liabilities in the second quarter of 2015, in light of developments in tax audits, jurisprudence and tax legislation. The announced lowering of Québec tax rates in the coming years also had a favourable impact on the effective tax rate in 2016, with a corresponding reduction in deferred tax balances on the balance sheet.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,839,300 homes and businesses. It offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones; Internet access service; analog and digital cable television services, including video on demand, pay-per-view and pay TV; cable telephony; and the Club illico over-the-top video service. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider that offers telephony, high-speed data transmission, Internet access, hosting, and cable television services.

The segment is also engaged in retail sales and rentals of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) and its franchise network.

2016 operating results

Revenues: $3.15 billion in 2016, a $144.8 million (4.8%) increase.

•

Revenues from the mobile telephony service increased $106.7 million (26.4%) to $510.4 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $58.0 million (6.3%) to $978.7 million, mainly because of higher per-subscriber revenues caused by factors including a favourable product mix and increases in some rates, higher revenues from the rental of Wi-Fi routers, increased usage and customer base growth.

•

Combined revenues from all cable television services decreased $29.5 million (-2.8%) to $1.02 billion, due primarily to the impact of the net decrease in the customer base, higher discounts, and a decrease in video-on-demand and pay TV orders, partially offset by increases in some rates and increased revenues from the leasing of digital set-top boxes.

•

Revenues from the cable telephone service decreased $33.2 million (-7.2%) to $424.8 million, mainly because of the impact of the net decrease in subscribers, lower per-subscriber revenues, higher discounts and lower long-distance revenues.

•	Revenues from Club illico increased $7.8 million (33.1%) to $31.4 million, essentially because of subscriber growth.

•

Revenues of Videotron Business Solutions increased $42.1 million (60.9%) to $111.2 million, due primarily to the impact of the acquisition of Fibrenoire on January 7, 2016 and higher revenues at 4Degrees Colocation, acquired on March 11, 2015.

•	Revenues from customer equipment sales decreased $4.0 million (-6.9%) to $53.6 million, mainly because of lower sales of digital set-top boxes.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $1.6 million (-17.6%) to $7.5 million, mainly because of the impact of store closings.

•	Other revenues decreased $1.5 million (-13.2%) to $9.9 million.

ARPU: $144.86 in 2016 compared with $135.68 in 2015, a $9.18 (6.8%) increase.

Customer statistics

Revenue-generating units – As of December 31, 2016, the total number of revenue-generating units stood at 5,765,400, an increase of 117,900 (2.1%) in 2016 compared with an increase of 168,200 in 2015 (Table 3). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony – As of December 31, 2016, the number of subscriber connections to the mobile telephony service stood at 893,900, an increase of 125,300 (16.3%) in 2016 compared with an increase of 135,800 in 2015 (Table 3).

Cable Internet access – As of December 31, 2016, the number of subscribers to cable Internet access services stood at 1,612,800, an increase of 44,600 (2.8%) in 2016 compared with an increase of 30,700 in 2015 (Table 3). At December 31, 2016, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,839,300 homes and businesses passed by Videotron’s network as of December 31, 2016, up from 2,806,000 one year earlier) of 56.8% compared with 55.9% a year earlier.

Cable television – The combined customer base for all Videotron cable television services decreased by 46,000 (-2.6%) in 2016 compared with a decrease of 45,400 in 2015 (Table 3). As of December 31, 2016, Videotron had 1,690,900 subscribers to its cable television services. The household and business penetration rate was 59.6% versus 61.9% a year earlier.

•

As of December 31, 2016, the number of subscribers to the illico Digital TV service stood at 1,587,100, an increase of 16,500 (1.1%) in 2016 compared with an increase of 17,000 in 2015. As of December 31, 2016, illico Digital TV had a household and business penetration rate of 55.9% versus 56.0% a year earlier.

•	The customer base for analog cable television services decreased by 62,500 (-37.6%) in 2016 compared with a decrease of 62,400 in 2015.

Cable telephony – As of December 31, 2016, the number of subscribers to the cable telephony service stood at 1,253,100, a decrease of 63,200 (-4.8%) in 2016 compared with a decrease of 32,700 in 2015 (Table 3). At December 31, 2016, the cable telephony service had a household and business penetration rate of 44.1% versus 46.9% a year earlier.

Club illico – As of December 31, 2016, the number of subscribers to Club illico stood at 314,700, an increase of 57,200 (22.2%) in 2016 compared with an increase of 79,800 in 2015 (Table 3).

Table 3

Telecommunications segment year-end customer numbers (2012-2016)

(in thousands of customers)

	2016	2015	2014	2013	2012
Mobile telephony[1]	893.9	768.6	632.8	504.3	403.8
Cable Internet	1,612.8	1,568.2	1,537.5	1,506.0	1,444.0
Cable television:
Analog	103.8	166.3	228.7	297.7	374.1
Digital	1,587.1	1,570.6	1,553.6	1,527.4	1,480.9

	1,690.9	1,736.9	1,782.3	1,825.1	1,855.0
Cable telephony[1]	1,253.1	1,316.3	1,349.0	1,348.5	1,316.3
Club illico	314.7	257.5	177.7	58.2	—

Total (revenue-generating units)	5,765.4	5,647.5	5,479.3	5,242.1	5,019.1

[1]	In thousands of connections

Adjusted operating income: $1.45 billion, a $63.6 million (4.6%) increase caused primarily by:

•	impact of the revenue increase.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of “bring your own device” (“BOYD”) plans;

•	increases in some operating expenses, primarily administrative expenses, customer service and selling expenses.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.0% in 2016 compared with 53.9% in 2015.

Cash flows from operations

Cash flows from segment operations: $660.4 million in 2016 compared with $666.5 million in 2015 (Table 4).

•

The $6.1 million decrease was due primarily to a $68.7 million increase in additions to property, plant and equipment and to intangible assets, reflecting in part investment in the data centres and in expanding the capacity of the LTE network, partially offset by the $63.6 million increase in adjusted operating income.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2016	2015	2014
Adjusted operating income	$1,449.4	$1,385.8	$1,353.2
Additions to property, plant and equipment	(666.8)	(630.2)	(606.1)
Additions to intangible assets (excluding spectrum)	(125.6)	(93.5)	(87.3)
Proceeds from disposal of assets	3.4	4.4	5.5

Cash flows from segment operations	$660.4	$666.5	$665.3

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels LCN, TVA Sports, addikTV, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. As well, TVA Group is engaged in commercial production, dubbing, custom publishing and premedia services, and in the distribution of audiovisual products through its TVA Films division.

Through its subsidiaries, TVA Publications Inc. and Les Publications Charron & Cie inc., TVA Group publishes more than 50 French- and English-language magazines in various categories, including show business, television, fashion, sports, and decorating. It is the largest magazine publisher in Québec.

TVA Group also operates a number of websites. Its leading sites by traffic are tvanouvelles.ca, tvasports.ca, canadianliving.com, and recettes.qc.ca.

In addition, TVA Group owns Mels Studios and Postproduction G.P. (“MELS”), a provider of soundstage and equipment leasing, postproduction and visual effects services to the film and television industries.

The Media segment of Quebecor Media also operates two paid-circulation daily newspapers, Le Journal de Montréal and Le Journal de Québec, and a free daily, 24 heures Montréal. According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers as of December 31, 2016 was approximately 2.6 million copies per week in print and 0.2 million copies in electronic formats.

The paid-circulation newspapers disseminate information in traditional print form, as well as through two urban daily news portals, journaldemontreal.com and journaldequebec.com. The Media segment also operates canoe.ca, a French-language portal that provides news and services for the general public, and the e-commerce site autonet.ca for car buyers.

The Media segment’s portals log 6.9 million unique visitors per month in Canada (source: ComScore – December 2016).

The Media segment is also engaged in the printing of newspapers, the distribution of newspapers and magazines, and out-of-home advertising. As well, it operates Studios Goji inc., a talent collective that serves creators of online video content by providing personalized assistance in the development of new multiplatform business opportunities and by supporting creation. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties, as well as Quebecor Media Sales, which offers Media segment customers integrated, diversified, complete advertising services.

The Media segment owns the scholastic publisher CEC Publishing Inc. and Sogides Inc., which is engaged in general literature publishing through its 18 publishing houses, and in physical and digital distribution of books through Messageries ADP inc., the exclusive distributor for more than 200 Québec and European French-language publishers.

Finally, the Media segment is engaged in the distribution of CDs and videos (Distribution Select); distribution of music to Internet download services (Select Digital); music recording and video production (Musicor); and live concert recording.

2016 operating results

Revenues: $938.0 million in 2016, a $37.8 million (-3.9%) decrease.

•	Broadcasting revenues increased $9.7 million (2.3%), mainly due to:

•	increased subscription revenues at the specialty channels, including TVA Sports, addikTV, MOI&cie, Yoopa and Casa;

•	higher advertising revenues at the TVA Network.

Partially offset by:

•	lower advertising revenues at TVA Sports, mainly because of the Montréal Canadiens’ failure to qualify for the National Hockey League (“NHL”) playoffs in the spring of 2016, and at LCN.

•

Film production and audiovisual service revenues decreased by $5.3 million (-8.2%), mainly because of lower revenues from soundstage and equipment leasing due to fewer productions in 2016 than in 2015, partly as a result of the eleventh-hour cancellation of a major production planned for the summer of 2016, partially offset by higher revenues from postproduction and dubbing.

•	Newspaper publishing revenues decreased $29.1 million (-12.6%).

•	Advertising revenues decreased 15.1%; circulation revenues increased 3.4%; digital revenues were flat; combined revenues from commercial printing and other sources decreased 21.7%.

•

Magazine publishing revenues decreased by $1.3 million (-1.1%). The favourable impact on revenues of the acquisition of magazines from Transcontinental Inc. (“Transcontinental”) on April 12, 2015 was outweighed by the impact of the discontinuance of some titles and the decrease in advertising and newsstand revenues.

•	Revenues of Quebecor Media Out of Home increased by $3.5 million (28.9%), mainly because of higher advertising revenues, including digital revenues.

•

Book distribution and publishing revenues decreased by $3.5 million (-3.3%), primarily as a result of lower volumes in mass market and bookstore distribution, partially offset by higher scholastic and general literature sales.

•

Music distribution and production revenues decreased by $10.5 million (-18.3%), mainly because of lower CD sales in 2016 than in 2015, due primarily to the release of singer-songwriter Adele’s hit album in 2015.

Adjusted operating income: $63.3 million in 2016, a $6.9 million (-9.8%) decrease.

•	Adjusted operating income from broadcasting operations decreased $1.7 million (-7.1%) due to:

•	impact of lower advertising revenues at TVA Sports;

•	higher selling expenses, spending on new digital activities and administrative expenses.

Partially offset by:

•	impact of higher advertising revenues at TVA Network;

•	favourable impact of higher subscription revenues at the specialty services;

•	cost savings yielded by the restructuring initiatives implemented in 2016, including the elimination of 220 positions in the Media segment announced on November 2, 2016.

•

There was a $5.0 million (-35.2%) unfavourable variance in adjusted operating income from film production and audiovisual services, mainly because of the impact of lower soundstage and equipment leasing revenues.

•	Adjusted operating income from newspaper publishing decreased by $4.4 million (-29.1%) due to:

•	impact of the revenue decrease;

•	higher newsprint costs.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including the impact of restructuring initiatives.

•

Adjusted operating income from magazine publishing increased by $4.7 million (51.6%), mainly because of the impact of cost savings yielded by the restructuring plan, including lower selling, administrative and production expenses, and the inclusion of income of magazines acquired from Transcontinental on April 12, 2015, partially offset by the impact of a decrease in revenues on a same-store basis.

•	There was a $2.8 million favourable variance in the adjusted operating income of Quebecor Media Out of Home due to the impact of the revenue increase.

•

Adjusted operating income from book distribution and publishing increased by $1.8 million (21.4%), due primarily to reductions in some operating expenses, including selling and administrative expenses for distribution and general literature, and the impact of increased revenues in the scholastic and general literature segments.

•	There was a $2.4 million unfavourable variance in adjusted operating income from music distribution and production, due primarily to the impact of the decrease in revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 93.3% in 2016 compared with 92.8% in 2015. The increase was mainly due to the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, partially offset by the impact of restructuring and cost-reduction initiatives.

Cash flows from operations

Cash flows from segment operations: $15.0 million in 2016 compared with $24.9 million in 2015 (Table 5). The $9.9 million unfavourable variance was mainly due to the $6.9 million decrease in adjusted operating income and a $3.1 million increase in additions to property, plant and equipment and to intangible assets.

Table 5: Media

Cash flows from operations

(in millions of Canadian dollars)

	2016	2015	2014
Adjusted operating income	$63.3	$70.2	$58.4
Additions to property, plant and equipment	(38.2)	(36.0)	(32.1)
Additions to intangible assets	(10.2)	(9.3)	(9.3)
Proceeds from disposal of assets	0.1	—	(0.1)

Cash flows from segment operations	$15.0	$24.9	$16.9

Sports and Entertainment

The Sports and Entertainment segment includes management and operation of the Videotron Centre under an agreement between Quebecor Media and Québec City for usage and naming rights to the arena that was ratified in 2011 and runs through 2040. The segment leases the arena, exploits advertising space, generates sponsorship revenues and operates the food concessions at events. The segment’s activities also include production and coproduction of shows presented at the Videotron Centre and other venues. As well, the Sports and Entertainment segment operates Québec City sports and cultural events manager Gestev, which in 2016 became the official imprint for all shows and events produced by Quebecor Media.

The Sports and Entertainment segment also includes the activities of the QMJHL hockey teams Armada de Blainville-Boisbriand and Remparts de Québec, plus the production of concert videos and television commercials by Les Productions Select TV inc.

2016 operating results

Revenues: $34.6 million, a $11.4 million (49.1%) increase due primarily to:

•	inclusion of revenues from events at the Videotron Centre for the full year;

•	higher revenues from Gestev sporting events;

•	naming rights revenues.

Adjusted operating loss: $7.2 million in 2016 compared with $11.7 million in 2015. The $4.5 million (38.5%) favourable variance was due mainly to the impact of the revenue increase and startup costs incurred in 2015, creating a favourable variance in 2016.

Cash flows from operations

Cash flows from segment operations: Negative $10.5 million in 2016 compared with negative $58.3 million in 2015 (Table 6).

•

The $47.8 million favourable variance was due primarily to the $33.0 million payment to Québec City in the third quarter of 2015 for 25-year naming rights to the new Videotron Centre, plus spending on leasehold improvements and startup of the amphitheatre in 2015, combined with a $4.5 million decrease in the adjusted operating loss.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2016	2015	2014
Adjusted operating income	$(7.2)	$(11.7)	$(2.8)
Additions to property, plant and equipment	(2.5)	(12.0)	(5.3)
Additions to intangible assets	(0.8)	(34.6)	(0.1)

Cash flows from segment operations	$(10.5)	$(58.3)	$(8.2)

2016/2015 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $1.05 billion, a $26.9 million (2.6%) increase.

•	Revenues increased in Telecommunications ($28.1 million or 3.6% of segment revenues).

•	Revenues decreased in Media ($4.1 million or -1.5%) and in Sports and Entertainment ($0.3 million or -3.0%).

Adjusted operating income: $387.2 million, a $24.0 million (6.6%) increase.

•

Adjusted operating income increased in Telecommunications ($15.6 million or 4.5% of segment adjusted operating income) and in Media ($2.4 million or 10.8%). There were favourable variances in Sports and Entertainment ($2.1 million) and at Head Office ($3.9 million). The change at Head Office was essentially due to a favourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $2.1 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $3.3 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2016.

Net income attributable to shareholders: $96.1 million in the fourth quarter of 2016 compared with $67.5 million in the same period of 2015, a $28.6 million (42.4%) increase.

•	The favourable variance was due primarily to:

•	$24.0 million increase in adjusted operating income;

•	$9.2 million decrease in the depreciation and amortization charge;

•	$4.9 million favourable variance in losses on valuation and translation of financial instruments;

•	$3.7 million favourable variance in non-cash charge for impairment of goodwill and other assets.

Partially offset by:

•	$7.3 million unfavourable variance in loss on debt refinancing;

•	$5.4 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•	$2.2 million unfavourable variance in non-controlling interest.

Depreciation and amortization charge: $166.7 million in the fourth quarter of 2016, a $9.2 million decrease due primarily to the end of the accounting useful lives of some assets acquired as part of the acquisition of Videotron in October 2000.

Financial expenses: $77.5 million, a $1.3 million decrease.

Loss on valuation and translation of financial instruments: $1.5 million in the fourth quarter of 2016 compared with $6.4 million in the same period of 2015. The $4.9 million favourable variance was essentially caused by gains and losses on embedded derivatives related to long term debt, partially offset by an unfavourable variance in the ineffective portion of hedges.

Charge for restructuring of operations, litigation and other items: $13.3 million in the fourth quarter of 2016 compared with $7.9 million in the same period of 2015, a $5.4 million unfavourable variance.

•

In the fourth quarter of 2016, the Telecommunications segment recognized a $4.4 million charge for restructuring of operations ($3.0 million in the same period of 2015), essentially due to customer migration from analog to digital services.

•

A $7.3 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in the fourth quarter of 2016 ($4.2 million in the same period of 2015).

•	The other segments recorded a $1.2 million charge for restructuring of operations in the fourth quarter of 2016 ($0.4 million gain in the same period of 2015).

•	In the fourth quarter of 2016, Quebecor Media’s segments also recognized a $0.7 million gain on other items ($0.1 million charge in the fourth quarter of 2015).

•

A $1.1 million interest expense was recorded in the Telecommunications segment in the fourth quarter of 2016 ($1.0 million in the fourth quarter of 2015) in connection with a court ruling handed down in 2014.

Charge for impairment of goodwill and other assets: $3.7 million in the fourth quarter of 2015, reflecting impairment of intangible assets in some segments.

Loss on debt refinancing: $7.3 million in the fourth quarter of 2016 compared with nil in the same period of 2015.

•

In accordance with a notice issued on December 2, 2016, Videotron redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount. A $7.3 million loss was recorded in the consolidated statement of income in 2016 in connection with this redemption.

Income tax expense: $23.0 million in the fourth quarter of 2016 (effective tax rate of 19.0%) compared with $22.5 million in the same period of 2015 (effective tax rate of 24.9%), a $0.5 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The income tax impact of the increase in taxable income was offset by one-time items that had a favourable impact on comparative effective tax rates.

•

The announced lowering of Québec’s tax rate over the coming years had a favourable impact on the effective tax rate in the fourth quarter of 2016 due to the corresponding reduction in deferred income tax balances on the balance sheet. The decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation had a favourable impact on the effective tax rate in the fourth quarter of 2015.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $805.2 million, a $28.1 million (3.6%) increase essentially due to the same factors as those noted above in the 2016/2015 financial year comparison.

•	Revenues from mobile telephony service increased $25.6 million (23.0%) to $137.1 million.

•	Revenues from Internet access services increased $9.0 million (3.8%) to $248.5 million.

•	Combined revenues from all cable television services decreased $7.3 million (-2.8%) to $256.2 million.

•	Revenues from cable telephony service decreased $6.7 million (-6.0%) to $104.8 million.

•	Revenues from Club illico increased $1.6 million (22.9%) to $8.6 million.

•	Revenues of Videotron Business Solutions increased $12.1 million (66.9%) to $30.2 million.

•	Revenues from customer equipment sales decreased $5.5 million (-26.8%) to $15.0 million.

•	Revenues of Le SuperClub Vidéotron retail chain decreased $0.2 million (-8.3%) to $2.2 million.

•	Other revenues decreased $0.6 million (-19.4%) to $2.5 million.

ARPU: $148.56 in the fourth quarter of 2016 compared with $140.19 in the same period of 2015, an $8.37 (6.0%) increase.

Customer statistics

Revenue-generating units – 62,300 (1.1%) unit increase in the fourth quarter of 2016 compared with an increase of 41,600 in the same period of 2015.

Mobile telephony – 26,200 (3.0%) subscriber-connection increase in the fourth quarter of 2016 compared with an increase of 26,100 in the same period of 2015.

Cable Internet access – 16,700 (1.0%) customer increase in the fourth quarter of 2016 compared with an increase of 8,700 in the same period of 2015.

Cable television – 4,800 (-0.3%) decrease in the combined customer base for all of Videotron’s cable television services in the fourth quarter of 2016 compared with a decrease of 9,000 in the same period of 2015.

•	Subscriptions to illico Digital TV increased by 16,300 (1.0%) in the fourth quarter of 2016 compared with an increase of 6,000 in the same period of 2015.

•	Subscriptions to analog cable television services decreased by 21,100 (-16.9%) in the fourth quarter of 2016 compared with a decrease of 15,000 in the same period of 2015.

Cable telephony – 12,000 (-0.9%) subscriber decrease in the fourth quarter of 2016 compared with a decrease of 13,200 in the same period of 2015.

Club illico – 36,200 (13.0%) subscriber increase in the fourth quarter of 2016 compared with an increase of 29,000 in the same period of 2015.

Adjusted operating income: $364.6 million, a $15.6 million (4.5%) increase due primarily to:

•	impact of the revenue increase.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of BYOD plans.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.7% in the fourth quarter of 2016 compared with 55.1% in the same period of 2015.

Media

Revenues: $266.0 million in the fourth quarter of 2016, a $4.1 million (-1.5%) decrease.

•	Broadcasting revenues increased $8.7 million (7.3%), mainly due to:

•	higher advertising revenues at the TVA Network;

•	increased subscription revenues at the specialty channels, including TVA Sports and Yoopa.

Partially offset by:

•	decreased revenues from commercial production.

•	Film production and audiovisual service revenues increased by $2.3 million (17.8%), mainly because of higher revenues from visual effects, postproduction, and soundstage and equipment leasing.

•	Newspaper publishing revenues decreased $1.6 million (-3.0%).

•	Advertising revenues decreased 13.0%; circulation revenues increased 5.8%; digital revenues decreased 7.9%; combined revenues from commercial printing and other sources increased 15.5%.

•

Magazine publishing revenues decreased by $6.8 million (-18.9%) in the fourth quarter of 2016, mainly because of decreased advertising revenues, the discontinuance of some titles and decreased custom publishing revenues.

•	Revenues of Quebecor Media Out of Home increased by $1.1 million (29.7%), essentially because of higher advertising revenues, including digital revenues.

•	Book distribution and publishing revenues decreased by $0.2 million (-0.7%).

•

Music distribution and production revenues decreased by $8.7 million (-34.3%) mainly because of lower CD sales, due primarily to the release of singer-songwriter Adele’s hit album in the fourth quarter of 2015.

Adjusted operating income: $24.7 million in the fourth quarter of 2016, a $2.4 million (10.8%) increase compared with the same period of 2015.

•	Adjusted operating income from broadcasting operations increased $4.7 million (37.0%) due to:

•	impact of higher advertising revenues at TVA Network;

•	impact of increased subscription revenues at the specialty services, including TVA Sports and Yoopa;

•	cost savings yielded by restructuring initiatives.

Partially offset by:

•	increased administrative and selling expenses and spending on new digital activities;

•	higher content costs at TVA Sports.

•	Adjusted operating income from film production and audiovisual services increased by $1.3 million (118.2%), mainly because of the impact of the revenue increase.

•	Adjusted operating income from newspaper publishing increased by $0.2 million (8.7%) due to:

•	favourable impact on adjusted operating income of reduced operating expenses, including the impact of restructuring initiatives.

Partially offset by:

•	impact of the revenue decrease.

•

Adjusted operating income from magazine publishing decreased by $1.0 million (-32.3%), mainly because of the impact of the decrease in revenues, partially offset by lower operating expenses, including selling and production expenses.

•	There was a $1.0 million favourable variance in the adjusted operating income of Quebecor Media Out of Home, mainly because of the impact of the revenue increase.

•	Adjusted operating income from book distribution and publishing decreased by $0.1 million (-16.7%).

•	There was a $3.2 million unfavourable variance in adjusted operating income from music distribution and production, due primarily to the impact of decreased revenues.

Cost/revenue ratio: Employee costs, and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 90.7% in the fourth quarter of 2016 compared with 91.7% in the same period of 2015. The decrease was mainly due to the impact of restructuring and cost-reduction initiatives, partially offset by the large fixed component of costs, which does not fluctuate in proportion to the decrease in revenues.

Sports and Entertainment

Revenues: $9.8 million in the fourth quarter of 2016, a $0.3 million (-3.0%) decrease due mainly to higher revenues from concerts and events in the fourth quarter of 2015 following the startup of the Videotron Centre’s operations.

Adjusted operating loss: $1.0 million in the fourth quarter of 2016 compared with $3.1 million in the same period of 2015. The $2.1 million favourable variance was due primarily to startup costs for Videotron Centre management operations recognized in the fourth quarter of 2015.

2015/2014 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $3.89 billion, a $271.0 million (7.5%) increase.

•	Revenues increased in all segments: Telecommunications ($169.7 million or 6.0% of segment revenues), Media ($112.0 million or 13.0%), and Sports and Entertainment ($16.1 million).

Adjusted operating income: $1.44 billion, a $35.6 million (2.5%) increase.

•	Adjusted operating income increased in Telecommunications ($32.6 million or 2.4% of segment adjusted operating income) and in Media ($11.8 million or 20.2%).

•	The Sports and Entertainment segment posted an unfavourable variance in adjusted operating income ($8.9 million).

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

Net income attributable to shareholders: $207.6 million in 2015 compared with $107.6 million in 2014, a $100.0 million favourable variance.

•	The favourable variance was due primarily to:

•	$166.8 million favourable variance in the charge for restructuring of operations, litigation and other items, including $34.3 million without any tax consequences;

•	$61.9 million favourable variance in the loss related to discontinued operations;

•	$35.6 million increase in adjusted operating income;

•	$14.6 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$149.7 million increase in non-cash charge for impairment of goodwill and other assets, including $60.3 million without any tax consequences;

•	$32.7 million increase in the depreciation and amortization charge.

Depreciation and amortization charge: $691.0 million in 2015, a $32.7 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in the LTE network and expenditures resulting from the promotional strategy focused on equipment leasing, partially offset by the cessation of amortization of spectrum licences in accordance with a change in the estimate of their useful life (see “Change in accounting estimates” below).

Financial expenses: $309.2 million, a $14.6 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower average indebtedness.

Loss on valuation and translation of financial instruments: $3.8 million in 2015 compared with a $3.1 million loss in 2014, a $0.7 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $117.2 million gain in 2015 compared with a $49.6 million charge in 2014, a $166.8 million favourable variance.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group and ordered Bell ExpressVu to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million, including interest, for failing to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada denied Bell ExpressVu leave to appeal the decision. A $139.1 million gain on litigation was recorded in the statement of income in 2015. In 2014, the Telecommunications segment recorded a

$34.3 million charge (without any tax consequences), including interest, following a trial judgment against Videotron. Videotron has applied for leave to appeal. A $1.0 million interest expense was recorded in 2015 in connection with this ruling.

•

In 2015, the Telecommunications segment recognized an $8.8 million charge for restructuring of operations ($1.8 million in 2014), mainly because of migration from analog to digital cable television service. A $9.8 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in 2015 ($6.5 million in 2014). The other segments recorded charges for restructuring of operations of $0.6 million in 2015 ($0.7 million in 2014).

•	In 2015, Quebecor Media’s segments also recognized a $1.7 million charge for other items ($6.3 million in 2014).

Charge for impairment of goodwill and other assets: $230.7 million in 2015 compared with $81.0 million in 2014, a $149.7 million unfavourable variance.

•

In 2015, Quebecor Media performed impairment tests on its CGUs and concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. The recoverable amount of those CGUs was adversely affected by declining newspaper and commercial printing volumes, and by continuing pressure on advertising revenues in the newspaper and television businesses. Accordingly, an $85.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU in 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized in the Broadcasting CGU in 2015. A $3.7 million impairment charge on intangible assets was also recognized in 2015 in other segments.

•

In 2014, Quebecor Media performed impairment tests on its Newspapers and Broadcasting CGUs. The recoverable amount of those CGUs was adversely affected by market disruption and weakness in the newspaper and television businesses. Accordingly, a $30.0 million non-cash impairment charge (without any tax consequences) was recorded in the Newspapers CGU, as well as a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences), and a $9.3 million non-cash goodwill impairment charge (including $3.9 million without any tax consequences) in the Broadcasting CGU.

Loss on debt refinancing: $12.1 million in 2015 compared with $18.7 million in 2014, a $6.6 million favourable variance.

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

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100.00% of their principal amount, and unwound the related hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

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

Income tax expense: $104.1 million (effective tax rate of 24.4%) in 2015 compared with $102.3 million (effective tax rate of 28.4%) in 2014, a $1.8 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The impact of the increase in taxable income was offset by one-time items that had a favourable impact on comparative effective tax rates.

•

The favourable variance in the effective tax rate was mainly due to the impact of a decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $3.01 billion in 2015, a $169.7 million (6.0%) increase.

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

•	Revenues from Club illico increased $11.4 million (93.4%) to $23.6 million, mainly because of subscriber growth.

•	Revenues of Videotron Business Solutions increased $3.5 million (5.3%) to $69.1 million.

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

Customer statistics

Revenue-generating units – As of December 31, 2015, the total number of revenue-generating units stood at 5,647,500, an increase of 168,200 (3.1%) in 2015 compared with an increase of 237,200 in 2014 (Table 3).

Mobile telephony – As of December 31, 2015, the number of subscriber connections to the mobile telephony service stood at 768,600, an increase of 135,800 (21.5%) in 2015 compared with an increase of 128,500 in 2014 (Table 3).

Cable Internet access – As of December 31, 2015, the number of subscribers to cable Internet access services stood at 1,568,200, an increase of 30,700 (2.0%) in 2015 compared with an increase of 31,500 in 2014 (Table 3). At December 31, 2015, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,806,000 homes and businesses passed by Videotron’s network as of the end of December 2015, up from 2,777,300 at the end of 2014) of 55.9% compared with 55.4% a year earlier.

Cable television – The combined customer base for all Videotron cable television services decreased by 45,400 (-2.5%) in 2015 compared with a decrease of 42,800 in 2014 (Table 3). As of December 31, 2015, Videotron had 1,736,900 subscribers to its cable television services. The household and business penetration rate was 61.9% versus 64.2% a year earlier.

•

As of December 31, 2015, the number of subscribers to the illico Digital TV service stood at 1,570,600, an increase of 17,000 (1.1%) in 2015 compared with an increase of 26,200 in 2014. As of December 31, 2015, illico Digital TV had a household and business penetration rate of 56.0% versus 55.9% a year earlier.

•	The customer base for analog cable television services decreased by 62,400 (-27.3%) in 2015 compared with a decrease of 69,000 in 2014, partly as a result of customer migration to illico Digital TV.

Cable telephony – As of December 31, 2015, the number of subscribers to the cable telephony service stood at 1,316,300, a decrease of 32,700 (-2.4%) in 2015 compared with an increase of 500 in 2014 (Table 3). At December 31, 2015, the cable telephony service had a household and business penetration rate of 46.9% versus 48.6% a year earlier.

Club illico – As of December 31, 2015, the number of subscribers to Club illico stood at 257,500, an increase of 79,800 (44.9%) in 2015 compared with an increase of 119,500 in 2014 (Table 3).

Adjusted operating income: $1.39 billion, a $32.6 million (2.4%) increase caused primarily by:

•	impact of the revenue increase.

Partially offset by:

•	increases in some operating expenses, including professional fees, engineering, customer service, advertising, and administration;

•	impact of the increased loss incurred on mobile device sales;

•	higher royalty costs at the cable television service, partly reflecting the unfavourable impact of a $7.2 million one-time retroactive adjustment recorded in 2014;

•	$13.9 million unfavourable impact of recognition of other one-time items, including $10.6 million in provisions for legal disputes;

•	$3.8 million increase in stock-based compensation charge.

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

Media

Revenues: $975.8 million in 2015, a $112.0 million (13.0%) increase.

•	Broadcasting revenues increased $45.0 million (12.1%), mainly due to:

•	increased advertising and subscription revenues at the specialty services, mainly TVA Sports, due primarily to the addition of NHL hockey broadcasts.

Partially offset by:

•	lower advertising revenues at TVA Network.

•	The acquisition of substantially all of the assets of MELS in December 2014 had a favourable impact, generating film production and audiovisual revenues in the amount of $64.6 million in 2015.

•	Newspaper publishing revenues decreased $38.0 million (-14.2%).

•	Advertising revenues decreased 14.4%; circulation revenues decreased 2.8%; digital revenues increased 7.3%; combined revenues from commercial printing and other sources decreased 23.3%.

•

Magazine publishing revenues increased by $47.2 million (67.5%) in 2015, mainly because of the impact of the acquisition of magazines from Transcontinental on April 12, 2015, partially offset by the decrease in same-store revenues.

•	Quebecor Media Out of Home’s revenues increased by $2.5 million (26.0%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues were flat.

•	Music distribution and production revenues increased by $3.5 million (6.5%) mainly because of higher CD sales, due primarily to the release of singer-songwriter Adele’s hit album in 2015.

Adjusted operating income: $70.2 million in 2015, an $11.8 million (20.2%) increase.

•	Adjusted operating income from broadcasting operations increased $4.9 million (25.5%) to $24.1 million due to:

•	impact of higher subscription and advertising revenues at TVA Sports;

•

lower operating expenses at TVA Network, including content costs and production expenses. The decrease in content costs also reflects the impact of adjustments made in 2014 to the cost of certain prior-year broadcasting rights related to indemnification clauses.

Partially offset by:

•	spending on content at TVA Sports;

•	impact of decrease in TVA Network’s advertising revenues.

•	The acquisition of substantially all of the assets of MELS, which generated adjusted operating income in the amount of $14.2 million in 2015, had a favourable impact.

•	Adjusted operating income from newspaper publishing decreased $9.6 million (-38.9%) due to:

•	impact of the revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $6.3 million favourable impact related to restructuring initiatives.

•	Adjusted operating income from magazine publishing operations decreased by $1.1 million (-10.8%), mainly as a result of:

•	impact of decrease in same-store revenues.

Partially offset by:

•	impact of acquisition of magazines from Transcontinental;

•	decreases in some operating expenses, including labour costs.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $1.2 million as a result of the impact of the increase in revenues.

•	Adjusted operating income from book distribution and publishing decreased by $0.3 million (-3.4%).

•	Adjusted operating income from music distribution and production increased by $2.4 million, mainly because of the impact of higher revenues and lower operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 92.8% in 2015 compared with 93.2% in 2014. The favourable impact of the acquisition of substantially all of the assets of MELS and the impact of decreased operating expenses at TVA Network and newspaper publishing were largely offset by spending on content at TVA Sports and the impact of the decrease in newspaper revenues on a same-store basis (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues).

Cash flows from segment operations: $24.9 million in 2015 compared with $16.9 million in 2014 (Table 5). The $8.0 million favourable variance was due primarily to the $11.8 million increase in adjusted operating income, partially offset by a $3.9 million increase in additions to property, plant and equipment.

Sports and Entertainment

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

•

The $50.1 million unfavourable variance was due primarily to a $33.0 million payment to Québec City for 25-year naming rights to the new Videotron Centre, plus spending on leasehold improvements and startup of the amphitheatre, combined with an $8.9 million increase in the adjusted operating loss.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under “Trend Information” above, the discussion of the Corporation’s risk factors under “Item 3. Key Information – B. Risk Factors” above, and the discussion of the Corporation’s financial risks under “Financial Instruments and Financial Risk” below.

Operating activities

2016 financial year

Cash flows provided by continuing operating activities: $1.14 billion in 2016 compared with $1.10 billion in 2015.

•	The $38.1 million increase was essentially due to:

•

$217.4 million favourable change in operating assets and liabilities, due primarily to favourable variances in the provision for current income taxes, current income tax payments, and inventory in the Telecommunications segment;

•	$63.6 million increase in adjusted operating income in the Telecommunications segment;

•	$6.2 million decrease in the cash portion of financial expenses;

•	$4.5 million decrease in the adjusted operating loss of the Sports and Entertainment segment.

Partially offset by:

•	$145.7 million unfavourable variance in the cash portion of the charge for restructuring of operations, litigation and other items;

•	$94.6 million increase in current income taxes;

•	$6.9 million decrease in adjusted operating income in the Media segment.

Reduced inventory in the Telecommunications segment, decreased income tax payments, higher profitability in the Telecommunications segment, the $4.5 million reduction in the Sports and Entertainment segment’s adjusted operating loss, and debt refinancing at lower interest rates had a positive impact on cash flows provided by continuing operating activities in 2016, while reduced profitability in the Media segment had an unfavourable impact. Receipt of a $139.1 million gain on dispute settlement had a favourable impact on cash flows in 2015.

2015 financial year

Cash flows provided by continuing operating activities: $1.10 billion in 2015 compared with $991.4 million in 2014.

•	The $108.3 million increase was mainly due to:

•	$166.8 million favourable variance in the cash portion of the charge for restructuring of operations, litigation and other items;

•	$58.5 million decrease in current income taxes;

•	$32.6 million and $11.8 million increases in adjusted operating income in the Telecommunications and Media segments respectively;

•	$13.1 million decrease in the cash portion of financial expenses.

Partially offset by:

•

$168.7 million unfavourable change in non-cash operating assets and liabilities due primarily to the increase in inventory and accounts receivable in the Telecommunications segment, payment of outstanding income tax balances and a decrease in current income taxes.

Receipt of a $139.1 million gain on litigation, increased profitability in the Telecommunications and Media segments, and debt refinancing at lower interest rates had a favourable impact on cash flows provided by operating activities, while increased income tax payments and increased inventory and accounts receivable balances in the Telecommunications segment in 2015 had a negative impact.

Working capital: Negative $386.8 million at December 31, 2016 compared with negative $300.7 million at December 31, 2015. The $86.1 million unfavourable variance was mainly due to current variances in activity.

Investing activities

2016 financial year

Additions to property, plant and equipment: $707.6 million in 2016 compared with $678.4 million in 2015. The $29.2 million increase, primarily in the Telecommunications segment, was mainly due to investment in the data centres and in expanding the capacity of wired and wireless networks, partially offset by a decrease in additions to property, plant and equipment resulting from the impact of the promotional strategy focused on equipment leasing.

Additions to intangible assets: $139.8 million in 2016 compared with $360.6 million in 2015. The $220.8 million decrease was mainly due to:

•	payments totalling $218.8 million in 2015 for the acquisition of spectrum;

•	$33.0 million payment to Québec City in 2015 for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment.

Partially offset by:

•	increased spending on computer hardware and software in the Telecommunications segment in 2016.

Proceeds from disposal of assets: $3.5 million in 2016 compared with $4.6 million in 2015.

Business acquisitions: $119.5 million in 2016 compared with $94.5 million in 2015.

•	In 2016, business acquisitions consisted primarily in the acquisition of Fibrenoire by the Telecommunications segment.

•	In 2015, business acquisitions consisted primarily in the acquisition of 4Degrees Colocation by the Telecommunications segment and of Transcontinental magazines by the Media segment.

Disposal of businesses: $3.0 million in 2016 compared with $316.3 million in 2015.

•	Business disposals in 2016 consisted of the balance of the selling price for the retail operations of Archambault Group Inc. (“Archambault Group”).

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

Additions to intangible assets: $360.6 million in 2015 compared with $317.3 million in 2014. The $43.3 million increase mainly reflected a $33.0 million payment to Québec City for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment. Additions to intangible assets in 2015 included payments totalling $218.8 million for the acquisition of spectrum compared with $217.4 million in 2014.

Proceeds from disposal of assets: $4.6 million in 2015 compared with $5.4 million in 2014.

Business acquisitions: $94.5 million in 2015 compared with $132.3 million in 2014.

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

Disposal of businesses: $316.3 million in 2015 compared with $193.5 million in 2014.

•

Business disposals in 2015 consisted mainly of the sale of English-language newspaper businesses in Canada in the Media segment and the sale of Archambault Group’s retail operations in the Telecommunications segment.

•	Business disposals in 2014 consisted mainly of the sale of the Nurun subsidiary to Publicis Groupe, and the sale of 74 Québec weeklies to Transcontinental Interactive.

Free cash flows from continuing operating activities

2016 financial year

Free cash flows from continuing operating activities: $293.9 million in 2016 compared with $284.1 million in 2015 (Table 7).

•	The $9.8 million favourable variance was mainly due to:

•	$38.1 million increase in cash flows provided by continuing operating activities;

•	$33.0 million payment to Québec City in 2015 for naming rights.

Partially offset by:

•	$29.2 million increase in additions to property, plant and equipment;

•	increased spending on computer software in the Telecommunications segment in 2016.

2015 financial year

Free cash flows from continuing operating activities: $284.1 million in 2015 compared with $253.1 million in 2014 (Table 7).

•	The $31.0 million favourable variance was due to:

•	$108.3 million increase in cash flows provided by continuing operating activities.

Partially offset by:

•	$41.9 million increase in additions to intangible assets (excluding spectrum), including the $33.0 million payment to Québec City for naming rights;

•	$34.6 million increase in additions to property, plant and equipment.

Table 7

Cash flows provided by continuing operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2016	2015	2014
Adjusted operating income (loss) :
Telecommunications	$1,449.4	$1,385.8	$1,353.2
Media	63.3	70.2	58.4
Sports and Entertainment	(7.2)	(11.7)	(2.8)
Head Office	(7.7)	(3.5)	(3.6)

	1,497.8	1,440.8	1,405.2
Cash interest expense[1]	(295.9)	(302.1)	(315.2)
Cash portion of charge for restructuring of operations, litigation and other items[2]	(28.5)	117.2	(49.6)
Current income taxes	(158.0)	(63.4)	(121.9)
Other	3.7	5.9	2.9
Net change in non-cash balances related to operating activities	118.7	(98.7)	70.0

Cash flows provided by continuing operating activities	1,137.8	1,099.7	991.4

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licence acquisitions):
Telecommunications	(789.0)	(719.3)	(687.9)
Media	(48.3)	(45.3)	(41.5)
Sports and Entertainment	(3.3)	(46.6)	(5.4)
Head Office	(3.3)	(4.4)	(3.5)

	(843.9)	(815.6)	(738.3)

Free cash flows from continuing operating activities	$293.9	$284.1	$253.1

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation of short-term monetary items and other financial expenses (see note 4 to the consolidated financial statements).

[2]	Restructuring of operations, litigation and other items (see note 6 to the consolidated financial statements).

Financing activities

2016 financial year

Consolidated debt (long-term debt plus bank indebtedness): $177.4 million decrease in 2016; $145.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt reductions in 2016:

•

$108.5 million favourable impact of exchange rate fluctuations. The debt reduction attributable to this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	$37.4 million reduction in Videotron’s total drawings on its secured revolving credit facility;

•	current payments totalling $18.5 million on the term loan facilities of Videotron, TVA Group and Quebecor Media;

•	repayment of bank indebtedness by Quebecor Media and Videotron totalling $14.9 million.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $808.7 million at December 31, 2016 compared with $953.7 million at December 31, 2015. The $145.0 million net unfavourable variance was mainly due to:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	unfavourable impact of interest rate trends in Canada compared with the United States, on the fair value of derivative financial instruments.

•

In accordance with a notice issued on December 2, 2016, Videotron redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, at a redemption price of 103.438% of their principal amount. A $7.3 million loss was recorded in the consolidated statement of income in 2016 in connection with this redemption.

•

In June 2016, Quebecor Media amended its secured revolving credit facility to extend its term to July 2020 and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their terms to July 2021. Some of the terms and conditions of the credit facilities were also amended.

2015 financial year

Consolidated debt (long-term debt plus bank indebtedness): $628.1 million increase in 2015; $655.6 million favourable net variance in assets and liabilities related to derivative financial instruments.

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

•	drawings by Videotron on its secured revolving credit facility in the aggregate amount of $246.7 million;

•	$33.8 million increase in the bank indebtedness of Videotron and Quebecor Media.

•	Summary of debt reductions in 2015:

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

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling $110.0 million from the issuance of 19,434,629 TVA Group Class B Shares. Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

Financial Position

Net available liquidity: $1.04 billion at December 31, 2016 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.06 billion in available unused revolving credit facilities, less $17.4 million in bank indebtedness. (Pro forma the increase in drawings on Videotron’s secured revolving credit facility in connection with the partial redemption on January 5, 2017 of Videotron’s 6.875% Senior Notes (“partial redemption of January 5, 2017”), net available liquidity was $863.0 million at December 31, 2016 for Quebecor Media and its wholly owned subsidiaries, consisting of $880.4 million in available unused revolving credit facilities, less $17.4 million in bank indebtedness.)

Consolidated debt (long-term debt plus bank indebtedness): $5.66 billion at December 31, 2016, a $177.4 million decrease compared with December 31, 2015; $145.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.17 billion debt ($3.28 billion at December 31, 2015); TVA Group’s $69.1 million debt ($73.0 million at December 31, 2015); and Quebecor Media’s $2.41 billion debt ($2.48 billion at December 31, 2015).

As of December 31, 2016, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended December 31

(in millions of Canadian dollars)

2017	$20.9
2018	19.2
2019	56.8
2020	442.5
2021	834.5
2022 and thereafter	4,296.0

Total	$5,669.9

Quebecor Media may (but is under no obligation to) from time to time seek to retire or purchase its outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.1 years as of December 31, 2016 (6.1 years pro forma for the partial redemption on January 5, 2017), compared to 7.0 years as of December 31, 2015. After taking into account the hedging instruments, the debt consisted of approximately 83.7 % fixed-rate debt (80.1% pro forma for the partial redemption on January 5, 2017), compared to 82.8 % as of December 31, 2015, and 16.3% floating-rate debt (19.9% pro forma for the partial redemption on January 5, 2017), compared to 17.2 % as of December 31, 2015.

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At December 31, 2016, the Corporation was in compliance with all required financial ratios.

Distributions paid and dividends declared and paid

•	Total of $100.0 million in distributions, in the form of a reduction of paid-up capital, which was paid to shareholders in 2016 ($25.0 million in 2015).

•	Total of $75.0 million in dividends declared and paid by the Board of Directors of Quebecor Media in 2015 (none in 2016).

Analysis of consolidated balance sheet at December 31, 2016

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2016 and 2015

(in millions of Canadian dollars)

	December 31, 2016	December 31, 2015	Difference	Main reasons for difference

Assets
Accounts receivable	$525.0	$493.7	$31.3	Impact of current variances in activity
Inventories	183.3	215.5	(32.2)	Impact of current variances in activity
Property, plant and equipment	3,562.5	3,379.9	182.6	Additions to property, plant and equipment (see “Investing activities” above) and impact of acquisition of Fibrenoire, less depreciation for the period
Intangible assets	1,224.0	1,178.0	46.0	Additions to intangible assets (see “Investing activities” above) and impact of acquisition of Fibrenoire, less amortization for the period
Goodwill	2,725.4	2,678.4	47.0	Impact of acquisition of Fibrenoire less goodwill impairment in Media segment
Derivative financial instruments[1]	808.7	953.7	(145.0)	See “Financing activities”

Liabilities

Accounts payable and accrued charges	690.9	646.7	44.2	Impact of current variances in activity
Income tax[2]	28.3	(19.5)	47.8	Increase in current income taxes
Long-term debt, including short-term portion and bank indebtedness	5,657.0	5,834.4	(177.4)	See “Financing activities”
Deferred income tax[3]	524.3	560.6	(36.3)	Net recovery of deferred income tax and tax benefits upon re-measurement of derivative financial instruments

[1]	Long-term assets less long-term liabilities.
[2]	Current liabilities less current assets.
[3]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2016, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of December 31, 2016

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,669.9	$20.9	$76.0	$1,277.0	$4,296.0
Interest payments[2]	1,720.8	238.9	564.8	511.6	405.5
Operating leases	286.1	53.0	78.7	40.6	113.8
Additions to property, plant and equipment and other commitments	1,203.8	197.7	259.9	217.4	528.8
Derivative financial instruments[3]	(841.5)	(17.9)	1.0	(98.0)	(726.6)

Total contractual obligations	$8,039.1	$492.6	$980.4	$1,948.6	$4,617.5

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2016.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Significant commitments included in Table 10

Videotron leases sites for its LTE network under operating lease arrangements and has contracted long-term commitments to acquire equipment for a total future consideration of $85.1 million.

In 2011, Quebecor Media announced an agreement with Québec City for the leasing and management of the Videotron Centre. As at December 31, 2016, the balance of those commitments stood at $75.5 million.

In 2012 and 2014, Quebecor Media signed 20-year agreements to install, maintain and advertise on bus shelters belonging to the Montréal and Laval transit commissions. In 2015, a similar 10-year agreement was signed with the Lévis transit commission. As at December 31, 2016, the balance of those commitments stood at $99.1 million.

In May 2013, Videotron and Rogers Communications signed a set of service sharing and exchange agreements, including a 20-year agreement to build out and operate an LTE network in Québec and the Ottawa area. As at December 31, 2016, the balance of those commitments stood at $273.5 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2016, the balance of those commitments stood at $727.4 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $30.1 million in 2017 based on the most recent financial actuarial reports filed (contributions of $36.0 million were paid in 2016).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $9.0 million ($12.3 million in 2015 and $11.7 million in 2014), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $3.0 million ($3.3 million in 2015 and in 2014). These transactions were accounted for at the consideration agreed between the parties.

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

In 2016, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($2.0 million in 2015 and $2.2 million in 2014), and incurred management fees of $2.6 million ($2.2 million in 2015 and $2.0 million in 2014) with shareholders.

Tax transactions

In 2016, the parent corporation transferred $22.1 million of non-capital losses ($33.4 million in 2015 and $12.5 million in 2014) to the Corporation in exchange for a cash consideration of $5.6 million ($8.4 million in 2015 paid in 2016 and $3.1 million in 2014). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2016 ($0.6 million in 2015 and $0.3 million in 2014).

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms), and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2016, the maximum exposure with respect to these guarantees was $24.2 million and no liability has been recorded in the consolidated balance sheet.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of their use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; (ii) to achieve a targeted balance of fixed- and floating-rate debts; and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Table 11

Description of derivative financial instruments

As of December 31, 2016

(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Videotron
Less than 1 year	1.3249		$220.2	US$	166.2
2017[1]	1.3849	US$	260.0		$360.1

[1]	See footnote 1 below “Cross-currency interest rate swaps” table.

Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate
TVA Group
2017	$33.0	Pay fixed/ Receive floating	2.03%	Bankers’ acceptance 1 month

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	338.6	Bankers’ acceptance 3 months + 2.77%	1.0346

Cross-currency interest rate swaps (continued)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[1]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

[1]

Videotron initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due 2024 and issued in 2014. In conjunction with the repurposing of these swaps, Videotron has entered into US$260.0 million offsetting foreign exchange forward contracts to lock in the value of its hedging position related to the December 15, 2017 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2016, 2015 and 2014 are summarized in Table 12.

Table 12

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2016	2015	2014
Loss (gain) on the ineffective portion of fair value hedges	$2.0	$(3.6)	$(3.2)
Loss (gain) on the ineffective portion of cash flow hedges	0.1	1.6	(0.5)
(Gain) loss on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	(0.2)	6.2	7.9
Loss (gain) on reversal of embedded derivatives on debt redemption	0.2	(0.4)	(1.1)

	$2.1	$3.8	$3.1

A loss on cash flow hedges of $30.9 million was recorded under “Other comprehensive income” in 2016 (gains of $14.0 million and $14.2 million respectively in 2015 and in 2014).

Fair value of financial instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2016 and December 31, 2015 are as follows:

Table 13

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	December 31, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,669.9)	$(5,835.5)	$(5,836.6)	$(5,838.6)
Derivative financial instruments[3]
Early settlement options	0.4	0.4	1.0	1.0
Foreign exchange forward contracts[4]	2.5	2.5	9.3	9.3
Interest rate swaps	(0.3)	(0.3)	(0.8)	(0.8)
Cross-currency interest rate swaps[4]	806.5	806.5	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $808.7 million as of December 31, 2016 ($953.7 million as of December 31, 2015).

[4]	The value of foreign exchange forward contracts entered into to lock in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2016, 13.0% of trade receivables were 90 days past their billing date (10.4% as of December 31, 2015) of which 32.5% had an allowance for doubtful accounts (40.4% as of December 31, 2015).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2016 and 2015:

	2016	2015
Balance at beginning of year	$23.0	$21.8
Charged to income	36.1	32.1
Utilization	(31.0)	(30.9)

Balance at end of year	$28.1	$23.0

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk-management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis, but at least quarterly.

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2016 (6.1 years pro forma the partial redemption on January 5, 2017), compared to 7.0 years as of December 31, 2015 (see also “Contractual Obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2016, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2016 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$2.0	$43.0
Decrease of $0.10	(2.0)	(43.0)

A variance of $0.10 in the 2016 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $4.0 million on unhedged purchase of goods and services in 2016 and $6.5 million on unhedged acquisitions of tangible and intangible assets in 2016.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2016, after taking into account the hedging instruments, long-term debt was comprised of 83.7% fixed-rate debt (80.1% pro forma the partial redemption on January 5, 2017), compared to 82.8% as of December 31, 2015 and 16.3% floating-rate debt (19.9% pro forma the partial redemption on January 5, 2017), compared to 17.2% as of December 31, 2015.

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2016 was $7.9 million.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2016, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(2.4)	$(37.3)
Decrease of 100 basis points	2.4	37.3

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2016 and 2015 was as follows:

Table 14

Capital structure of Quebecor Media

(in millions of Canadian dollars)

	2016	2015
Bank indebtedness	$18.9	$33.8
Long-term debt	5,638.1	5,800.6
Derivative financial instruments	(808.7)	(953.7)
Cash and cash equivalents	(20.7)	(18.6)

Net liabilities	4,827.6	4,862.1
Equity	$1,681.2	$1,432.8

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

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony and over-the-top video service, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•

Operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video service are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

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

Media

The Media segment recognizes each of its main activities’ revenues as follows:

•	Advertising revenues are recognized when the advertising is aired on television, is featured in newspapers or magazines, or is displayed on the digital properties or on transit shelters;

•	Revenues from subscriptions to specialty television channels or to online publications are recognized on a monthly basis at the time service is provided or over the period of the subscription;

•

Revenues from the sale or distribution of newspapers, magazines, books and entertainment products are recognized on delivery, net of provisions for estimated returns based on historical rate of returns;

•	Soundstage and equipment leasing revenues are recognized over the rental period;

•	Revenues derived from speciality film and television services are recognized when services are provided.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•	Revenues from leasing, and from ticket (including season tickets), food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

•	Revenues from the rental of suites are recognized ratably over the period of the agreement;

•	Revenues from the sale of advertising under the form of venue signage or sponsorships, are recognized ratably over the period of the agreement;

•	Revenues derived from sporting and cultural event management are recognized when services are provided.

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

Based on the data and assumptions used in its last impairment test, the Corporation believes that there is no significant amount of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books at this time that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2016 was $2.73 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2016 was $781.5 million.

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

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

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

Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units (“DSUs”) and performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

The judgment and assumptions used in determining the fair value of the stock-based compensation liability may have an effect on the compensation cost recorded in the statements of income.

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

The Corporation is under audit at all times by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the outcome is difficult to predict.

Change in accounting estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences used in the operations of its Telecommunications segment. In light of recent spectrum auctions and developments in the telecommunications industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded after that date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 and $55.4 million in 2014.

Recent accounting pronouncements

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

The Corporation does not expect its consolidated financial statements to be materially impacted by the adoption of IFRS 9.

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

The Corporation expects that the adoption of IFRS 15 will have significant impacts on its consolidated financial statements, more specifically in its Telecommunications segment, with regards to the timing in the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs to obtain a contract and of certain other costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will need to be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile services under contracts with multiple deliverables. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same.

In addition, under IFRS 15, certain costs to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues.

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since all of the Corporation segments are engaged in various long-term leases on premises and equipment.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. As operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A - Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 13, 2017:

Name and Municipality of Residence	Age	Position

PIERRE DION Saint-Bruno, Québec	52	Director and Chairman of the Board

ANDRÉ P. BROSSEAU (1) Montréal, Québec	55	Director

CHRISTIAN DUBÉ Montréal, Québec	60	Director

JEAN LA COUTURE, FCPA, FCA (1)(2) Montréal, Québec	70	Director and Chair of the Audit Committee

SYLVIE LALANDE (3) Lachute, Québec	66	Director

PIERRE LAURIN (3) Nuns’ Island, Québec	77	Vice Chairman and Lead Director

GENEVIÈVE MARCON (3) Lac Beauport, Québec	48	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	77	Director

ROBERT PARÉ (2) Westmount, Québec	62	Director

ÉRIK PÉLADEAU Lorraine, Québec	61	Director

NORMAND PROVOST (1)(2) Brossard, Québec	62	Director

PIERRE KARL PÉLADEAU Outremont, Québec	55	President and Chief Executive Officer

Name and Municipality of Residence	Age	Position

MANON BROUILLETTE Montréal, Québec	48	President and Chief Executive Officer, Videotron Ltd.

JULIE TREMBLAY Westmount, Québec	57	President and Chief Executive Officer, Quebecor Media Group

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	46	Senior Vice President and Chief Financial Officer

MARC M. TREMBLAY Westmount, Québec	56	Senior Vice President, Chief Legal Officer and Public Affairs and Corporate Secretary

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	50	Senior Vice President, Quebecor Content

J. SERGE SASSEVILLE Montréal, Québec	58	Senior Vice President, Corporate and Institutional Affairs

DENIS DESAULNIERS Orford, Québec	52	Vice President, Human Resources

CHLOÉ POIRIER Nuns’ Island, Québec	47	Vice President and Treasurer

CAROLINE ROY Montréal, Québec	38	Vice President, Digital Research and Development, Quebecor Digital

DENIS SABOURIN Nuns’ Island, Québec	56	Vice President and Corporate Controller

(1)	Member of the Audit Committee
(2)	Member of the Executive Committee
(3)	Member of the Human Resources and Corporate Governance Committee

Pierre Dion, Director and Chairman of the Board. Mr. Dion has been a Director of Quebecor and Quebecor Media since February 2017. He was President and Chief Executive Officer of Quebecor and Quebecor Media from April 28, 2014 to February 15, 2017. Prior to that, he was President and Chief Executive Officer of TVA Group from March 2005 to July 2014. He joined TVA Group in September 2004 as Executive Vice President and Chief Operating Officer. Prior to that date, Mr. Dion was at Sélection du Reader’s Digest (Canada) during eight years, four of which as President and Chief Executive Officer. From 1990 to 1996, he held various management positions with Le Groupe Vidéotron ltée.

André P. Brosseau, Director and member of the Audit Committee. Mr. Brosseau is a Director and member of the Audit Committee of Quebecor, Quebecor Media and Videotron since May 12, 2016. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Avenue Capital Markets BNB Inc., a consulting firm for growth companies that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Quebec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

Christian Dubé, Director. Mr. Dubé is a Director of Quebecor and Quebecor Media since May 12, 2016. Mr. Dubé is Executive Vice-President, Québec, of the CDPQ, one of the largest institutional fund managers in Canada and

North America. Mr. Dubé sits on CDPQ’s Executive Committee and Investments and Risk Management Committee. Mr. Dubé represented the riding of Lévis in the Québec National Assembly from 2012 to 2014. He was Vice-Chair of the Commission des finances publiques. Mr. Dubé sits on the Board of Directors of Cirque du Soleil. Mr. Dubé is one of the representatives of Capital CDPQ on the Quebecor Media Board.

Jean La Couture, FCPA, FCA, Director, Vice Chairman and Chairman of the Audit Committee. Mr. La Couture has served as Director of Quebecor Media and as Chair of its Audit Committee since May 5, 2003. Mr. La Couture was appointed Vice Chairman of Quebecor and Quebecor Media on May 12, 2016. Mr. La Couture is also a Director and Chair of the Audit Committee of Quebecor and Videotron. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Innergex Renewable Energy Inc., Chairman of the Board of Groupe Pomerleau (a Québec-based construction company) and a Director and Chair of the Investments and Risk Management Committee of CDPQ.

Sylvie Lalande, Director and Chair of the Human Resources and Corporate Governance Committee. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. In November 2013, Ms. Lalande was appointed Chair of the Board of the Collège des administrateurs de sociétés of Université Laval.

Pierre Laurin, Vice Chairman and Lead Director and member of the Human Resources and Corporate Governance Committee. Mr. Laurin is a Director and member of the Human Resources and Corporate Governance Committee of Quebecor Media since May 2015. He was appointed Vice Chairman and Lead Director on June 19, 2014. Mr. Laurin has served as a Director of Quebecor since 1991. Mr. Laurin was Chairman of the Board of Atrium Innovations Inc. from its beginning in 2000 until it was privatised in 2014. For a major part of his career, Pierre Laurin headed HEC Montréal (previously known as l’École des Hautes Études Commerciales) after which he moved over to the position of Vice-President, Planning and Administration, at Aluminium Company of Canada. He was then founding President of SOCCRENT, a venture capital company, and thereafter, President of Merrill Lynch, Quebec. He is an Officer of the Order of Canada and a Chevalier de l’Ordre du Mérite de la République française.

Geneviève Marcon, Director and member of the Human Resources and Corporate Governance Committee. Ms. Marcon is a Director of Quebecor Media since May 2013 and a member of the Human Resources and Corporate Governance Committee since May 2016. She has served as a Director of Quebecor since May 2012. Ms. Marcon is President of GM Developpement Inc., a company operating in the real-estate sector as owner, developer and manager of properties. Ms. Marcon is associated with the revitalization of the Saint-Roch neighbourhood in Québec City, where she conducted several restoration and construction projects for the transformation of this neglected neighbourhood into an attractive urban centre. Ms. Marcon, who has a background in industrial relations from Université Laval, has also made her mark in the retail business sector. Convinced of her vision for the development of Saint-Roch, she opened the Benjo store in 1995 which has since become a benchmark in the toy sector. In 2015, Ms. Marcon earned a university certificate in corporate governance from the Collège des administrateurs de sociétés. Recognized for her involvement in the community, Ms. Marcon is active in several social and cultural organizations.

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He is Chairman of the Board of Quebecor and Videotron since June 19, 2014. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose

Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Wyndham Worldwide Corporation (New Jersey) and The Blackstone Group LP (New York). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Robert Paré, Director. Mr. Paré is a Director of Quebecor and Quebecor Media since June 19, 2014. He is a corporate lawyer and senior partner at Fasken Martineau DuMoulin LLP since February 1987. Mr. Paré is a member of the Board and of the Compensation, Nominating and Corporate Governance Committee of ADF Group Inc. since 2009. He was a member of the Board and of the Nominating and Governance Committee and of the Human Resources and Compensation Committee of RONA Inc. from 2009 to 2016. He is also a member of the Board of Essilor Canada Ltd. since 1995. Mr. Paré is the current Chairman of the Board of the Institute of Corporate Governance – Quebec Chapter, as well as a member of the Board of the Montreal Institute Heart Foundation.

Érik Péladeau, Director. Mr. Péladeau has been a Director of Quebecor Media since July 2015. He also served as a Director from January 2001 to September 2009. Mr. Péladeau is also a Director of Quebecor since July 2015. He also served as a Director of Quebecor from 1988 to 2010 and as Vice Chairman of the Board for much of that period. Mr. Péladeau has been associated with different companies throughout the Quebecor group where he worked for more than 28 years. He also spearheaded the diversification of Quebecor’s digital content offerings with the creation of Quebecor Multimedia. Mr. Péladeau is currently President of Groupe Lelys Inc., a company he acquired in 1984 which specializes in flexographic label printing. Mr. Péladeau is active in many charitable organizations. Érik Péladeau is the brother of Pierre Karl Péladeau.

Normand Provost, Director and member of the Audit Committee. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He also serves as a member of the Audit Committee of Quebecor, Quebecor Media and Videotron since June 2014. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He has served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship. In addition, he sits on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and on the Investment Committee of Desjardins Financial Security. Mr. Provost is one of the representatives of Capital CDPQ on the Quebecor Media Board.

Pierre Karl Péladeau, President and Chief Executive Officer. Mr. Péladeau was appointed President and Chief Executive Officer of Quebecor and Quebecor Media on February 15, 2017. Prior to that Mr. Péladeau entered in politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, He was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau chaired on numerous other boards of directors, namely for La Fondation de l’entrepreneurship (2011-2014) and Hydro-Quebec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

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

Denis Desaulniers, Vice President, Human Resources. Mr. Desaulniers was appointed to his current position in September 2016. Prior to joining Quebecor, Mr. Desaulniers held various senior manager positions with international companies. He was Vice President, Human Resources and Communications of Colabor Group Inc. He occupied a series of executive positions with PepsiCo in Québec, the USA and across Canada (based out of Mississauga, Ontario), including Vice President, Human Resources, from 1998 to 2012. He is a member of the Ordre des conseillers en ressources humaines agrees (CRHA). He holds a Bachelor degree in industrial relations from Université Laval.

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

B - Compensation

Compensation of Directors

The table below indicates the compensation received by our Directors for the financial year ended December 31, 2016:

Compensation for the financial year ended December 31, 2016(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	60,000
Vice Chair of the Board (since May 2016)	10,000
Base compensation of Directors	90,000
Chair of the Audit Committee	30,000
Chair of the Human Resources and Corporate Governance Committee (since May 2016) (3)	26,000
Chair of the Human Resources and Compensation Committee (until May 2016) (3)	15,000
Chair of the Corporate Governance and Nominating Committee (until May 2016) (3)	11,000
Members of the Audit Committee (except Chair)	15,000
Members of the Human Resources and Corporate Governance Committee (since May 2016) (3)	17,000
Members of the Human Resources and Compensation Committee (except Chair) (until May 2016)(3)	11,000
Members of the Corporate Governance and Nominating Committee (until May 2016)(3)	6,000
Members of the Executive Committee	5,000
Attendance fees (lump sum payment)	20,000

(1)	All Directors of Quebecor are also acting as Directors of Quebecor Media. Fees are borne on a pro rata basis between the two corporations.
(2)	The Chair of the Board does not receive attendance fees nor any other additional compensation for acting as Director.
(3)	On May 12, 2016, the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee have merged into one committee under the name Human Resources and Corporate Governance Committee.

All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees.

From January 1 to December 31, 2016, the amount of compensation (including benefits in kind) paid to our Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was $1,686,909. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

Quebecor has implemented a Directors’ Deferred Stock Unit Plan (the “DSUP”). Under the DSUP, each director of Quebecor and Quebecor Media must receive a portion of his compensation in the form of units, such portion representing at least 50% of the annual base compensation, which could be less upon reaching the minimum shareholding threshold set out in the policy regarding the minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a deferred share unit (“DSU”) is based on the weighted average trading price of Quebecor’s Class B shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on Quebecor’s Class B shares. Subject to certain limitations, the DSUs will be redeemed by Quebecor when the director ceases to serve as a director of Quebecor and/or Quebecor Media. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of Quebecor’s Class B shares on the redemption date.

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

For the financial year ended December 31, 2016, our senior executive officers, as a group, received aggregate compensation of $26.5 million for services they rendered in all capacities during 2016, which amount includes base salary, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 6.4% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Our Human Resources and Corporate Governance Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2016, no options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries. During the year ended December 31, 2016, a total of 399,689 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $6.5 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2016, an aggregate total of 980,905 options were outstanding (of which 163,550 were vested as at that date), with a weighted average exercise price of $61.71 per share.

Further to the implementation of the DSU and of the performance share unit (“PSU”) plans described below, no further grant of options is being contemplated for the near future.

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

During the year ended December 31, 2016, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media. As of December 31, 2016, a total of 1,310,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $25.37 per share, were outstanding (of which 246,666 were vested at that date). The closing sale price of the Quebecor Class B Shares on the TSX on December 30, 2016 was $37.32.

TVA Group’s stock option plan

Under a stock option plan established by TVA Group, 2,200,000 TVA Group Class B Shares have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of TVA Group Class B Shares on the TSX the day before the option is granted. Unless the Human Resources and Corporate Governance Committee of TVA Group decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee of TVA Group at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the TVA Group’s stock option plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. As of December 31, 2016, a total of 357,632 options to purchase TVA Group Class B Shares, with a weighted average exercise price of $12.71 per share, were outstanding (of which 283,632 were vested at that date). The closing sale price of the TVA Group Class B Shares on the TSX on December 30, 2016 was $3.25.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares and, in the case of the DSU plan, also on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares or TVA Group Class B shares. As of December 31, 2016, 79,841 DSUs based on Quebecor Class B shares, 49,827 DSUs based on TVA Group Class B shares and 102,211 PSUs based on Quebecor Class B Shares were outstanding.

TVA Group’s DSU and PSU plans

On July 10, 2016, TVA Group established a DSU plan and a PSU plan for its employees based on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B shares. As of December 31, 2016, 159,499 DSUs and 212,671 PSUs were outstanding.

For more information on the compensation plans described above, refer to note 22 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $145,722. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $7,286 in respect of 2017. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2016 to provide the pension benefits to our senior executives, as a group, was $354,100. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 28 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$145,722 or more	$29,144	$43,717	$58,289	$72,861	$87,433

C - Board Practices

In accordance with our charter, our Board of Directors may consist of at least one Director and no more than 20 Directors. Our Board of Directors currently consists of eleven Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media (the “Corporation’s Shareholders Agreement”), our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In February 2017, the size of our Board of Directors was increased from ten to eleven directors. In accordance with the Corporation’s Shareholders Agreement, Quebecor has nominated nine directors and Capital CDPQ two directors. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Corporation’s Shareholders Agreement.

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

Executive Committee

The Executive Committee of our Board of Directors is currently composed of three members, namely Messrs. Jean La Couture, Robert Paré and Normand Provost. Mr. La Couture is the Chairman of our Executive Committee. Subject to the provisions of the Corporation’s Shareholders Agreement, the Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options, DSUs or PSUs which power has already been delegated by the Board of Directors to its Human Resources and Corporate Governance Committee.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Messrs. Jean La Couture, André P. Brosseau and Normand Provost. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. At least every five years, our Audit Committee carries out an assessment of the external auditor. It also reviews and approves our Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions. Lastly, it also reviews and oversees risk management, particularly including operational risks related to information technology and cybersecurity.

Human Resources and Corporate Governance Committee

Our Human Resources and Corporate Governance Committee is composed of Ms. Sylvie Lalande, Ms. Geneviève Marcon and Mr. Pierre Laurin. Ms. Lalande is the Chair of our Human Resources and Corporate Governance Committee. Our Human Resources and Corporate Governance Committee was formed with the mandate to examine and decide upon our global compensation and benefits policies and those of our subsidiaries that do not have a Human Resources and Corporate Governance Committee, including certain matters relating to the DSU and PSU plans. Our Human Resources and Corporate Governance Committee is also responsible for the review, on an annual basis, of the compensation of our Directors, and of corporate governance matters.

Liability Insurance

Quebecor Media carries liability insurance for the benefit of its Directors and officers, as well as for the Directors and officers of Quebecor and those of Quebecor Media’s subsidiaries against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Media, which is then reimbursed by Quebecor and Quebecor Media’s subsidiaries for their ratable portion thereof.

D- Employees

At December 31, 2016, we had 10,144 employees on a consolidated basis. At December 31, 2015 and 2014, we had 10,340 and 13,835 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2016

Business segments	Total number of employees	Number of employees under collective bargaining agreements	Number of collective bargaining agreements
Telecommunications	6,588	3,866	5
Videotron	6,481	3,799	4
Other	107	67	1

Media	3,239	1,615	26
MediaQMI	396	173	5
TVA Group	1,977	1,093	13
Other	866	349	8

Sports and Entertainment	107	—	—

Corporate	210	—	—

Total	10,144	5,481	31

At December 31, 2016, 54% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 31 collective bargaining agreements:

•

Videotron is party to four collective bargaining agreements representing 3,799 unionized employees. The collective bargaining agreement covering 2,703 unionized employees in the Montréal region will expire on December 31, 2018. There are also three collective bargaining agreements covering unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2020 and December 31, 2018 respectively.

•

One other collective bargaining agreement covering 67 unionized employees of our subsidiary, SETTE inc., expired on December 31, 2015. This collective bargaining agreement is currently being negotiated.

•

MediaQMI is party to five collective bargaining agreements, representing 173 unionized employees. Of these five collective bargaining agreements, three collective bargaining agreements representing 95 unionized employees expire on December 31, 2017. The fourth one expires on December 31, 2018 and the fifth one on April 4, 2020.

•

TVA Group is party to 13 collective bargaining agreements, representing 1,093 unionized employees. Negotiations related to four collective bargaining agreements that expired in 2014, 2015 and 2016 representing in total 634 unionized employees are in progress or will be undertaken in 2017. The nine remaining collective agreements, representing 459 unionized employees, will expire on various dates through December 2018.

•

Of the other eight collective bargaining agreements, representing 349 unionized employees, three collective bargaining agreements representing 162 unionized employees expired in 2015 or in 2016 and are currently being negotiated. The other collective bargaining agreements will expire between December 2017 and December 2019.

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

D - Share Ownership

Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of our equity securities are held by any of our Directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “B. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A - Major Shareholders

As of December 31, 2016, Capital CDPQ indirectly held 18,170,810 shares of our Corporation, representing a 18.93% interest in Quebecor Media (excluding dilution from options under Quebecor Media’s stock option plan) and Quebecor held, directly and indirectly, 77,812,366 common shares of our Corporation, representing a 81.07% voting and equity interest in us. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the CDPQ, one of Canada’s largest pension fund managers.

To the knowledge of our directors and officers and according to public information available, the only persons or companies which, as at March 13, 2017, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were Pierre Karl Péladeau, Beutel, Goodman & Co. Ltd. (“Beutel”), RBC Global Asset Management Inc. (“RBC GAM”), Letko, Brosseau & Associates Inc. (“Letko”) and Fidelity Management & Research Company et als (“Fidelity”).

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	34,936,928	90.10%	414,520	0.50%	74.33%
Beutel (1)	—	—	11,577,903	13.98%	2.46%
RBC GAM (2)	—	—	10,528,807	12.71%	2.24%
Letko (3)	—	—	8,380,156	10.12%	1.78%
Fidelity (4)	—	—	8,362,500	10.10%	1.78%

(1)	Based on an alternative monthly report for the period ending March 31, 2016 and filed on SEDAR on April 6, 2016, the last publicly available information disclosing the share ownership in Quebecor of Beutel.
(2)	Based on an alternative monthly report for the period ending December 30, 2016 and filed on SEDAR on January 10, 2017, the last publicly available information disclosing the share ownership in Quebecor of RBC GAM.
(3)	Based on an alternative monthly report for the period ending December 31, 2013 and filed on SEDAR on January 8, 2014, the last publicly available information disclosing the share ownership in Quebecor of Letko.
(4)	Based on an early warning report dated September 9, 2013, and filed on SEDAR on September 10, 2013, the last publicly available information disclosing the share ownership in Quebecor of Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC.

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

The Corporation’s Shareholders Agreement provides that once we become a reporting issuer and have a 20% public “float” of QMI Shares, certain provisions of the Corporation’s Shareholders Agreement will cease to apply, including the consent rights described under subsections (d)(4) and (6) in the description of the Corporation’s Shareholders Agreement above.

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

In February 2017, our shareholders, acting by written resolution, fixed the size of our Board of Directors to eleven directors. In accordance with the Corporation’s Shareholders Agreement, Quebecor is entitled to nominate nine directors and Capital CDPQ is entitled to nominate two directors.

C - Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2016, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $9.0 million ($12.3 million in 2015 and $11.7 million in 2014), which are included in purchase of goods and services. During the year ended December 31, 2016, the Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $3.0 million ($3.3 million in 2015 and $3.3 million in 2014). These transactions were accounted for at the consideration agreed between parties.

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

In 2016, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($2.0 million in 2015 and $2.2 million in 2014), and incurred management fees of $2.6 million ($2.2 million in 2015 and $2.0 million in 2014) with the Corporation’s shareholders.

Tax transactions

In 2016, the parent corporation transferred $22.1 million of non-capital losses (33.4 million in 2015 and 12.5 million in 2014) to the Corporation and its subsidiaries in exchange for a total cash consideration of $5.6 million paid in December 2016 ($8.4 million in 2015 and $3.1 million in 2014). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed to between the parties. As a result, the Corporation recorded a reduction $0.3 million in its income tax expense in 2016 ($0.6 million in 2015 and $0.3 million in 2014).

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

ITEM 8 — FINANCIAL INFORMATION

A - Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2016, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

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

C - Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2016, our issued and outstanding share capital was as follows:

•	95,983,176 common shares outstanding, of which 77,812,366 were held by Quebecor and 18,170,810 were held by Capital CDPQ.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2016, the Board of Directors of Quebecor Media declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $100 million. In 2015, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $75 million and declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $25 million. In 2014, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D - Selling Shareholders

Not applicable.

E - Dilution

Not applicable.

F - Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A - Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2016, there were no issued and outstanding preferred shares.

B- Memorandum and Articles of Association

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

(a)	Indenture relating to $500,000,000 of our 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On October 11, 2012, we issued $500,000,000 aggregate principal amount of our 6 5/8% Senior Notes due January 15, 2023 pursuant to an Indenture, dated as of October 11, 2012, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the “make-whole”

redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(c)	Indenture relating to $325,000,000 of our 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On January 5, 2011, we issued $325,000,000 aggregate principal amount of our 7 3/8% Senior Notes due January 15, 2021 pursuant to an Indenture, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. This indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(d)	Amended and Restated Credit Agreement, dated as of June 14, 2013, as amended, by and among Quebecor Media, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of America, N.A., as administrative agent.

Our senior secured credit facilities are comprised of a $300,000,000 revolving credit facility (“Revolving Facility”) that matures on July 15, 2020 and a US$350,000,000 term credit facility (“Facility B”) that matures on August 17, 2020. Our senior secured credit facilities also provide us with the ability to borrow up to an additional amount of $800,000,000 (minus the equivalent amount in Canadian dollars of Facility B as of August 1, 2013) under an uncommitted incremental facility (or increase to the Revolving Facility or Facility B), subject to absence of default and lenders being willing to fund the incremental amount. We may draw letters of credit under our Revolving Facility. The proceeds of our senior secured credit facilities may be used for our general corporate purposes.

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. London Interbank Offered Rate (“LIBOR”), plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the Revolving Facility, the applicable margin is determined by our Leverage Ratio (as defined in our senior secured credit facilities) and ranges from 1.125% when this ratio is less than or equal to 2.75x to 2.00% when this ratio is greater than 4.5x. With regard to bankers’ acceptances and letters of credit under the Revolving Facility, the applicable margin ranges from 2.125% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. With regard to LIBOR advances under the Revolving Facility, the applicable margin ranges from 2.125% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable. Borrowings under Facility B bear interest at the U.S. prime rate or LIBOR, plus, in each case, an applicable margin. With regard to U.S. prime rate advances under Facility B, the applicable margin is 1.5% and with regard to LIBOR advances under Facility B, the applicable margin is 2.5%. Borrowings under the Revolving Facility are repayable in full on July 15, 2020 and those under Facility B are repayable in full on August 17, 2020.

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

(f)

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

(g)

Indenture relating to $300,000,000 of Videotron’s 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, Videotron issued $300,000,000 aggregate principal amount of its 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes were unsecured and bore a maturity date of January 15, 2020. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On July 16, 2015, Videotron redeemed and retired the entire remaining principal amount outstanding of its 7 1/8% Senior Notes due January 15, 2020.

(h)

Indenture relating to $300,000,000 of Videotron’s 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, Videotron issued $300,000,000 aggregate principal amount of its 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on July 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 5, 2017, Videotron redeemed and retired $175,000,000 aggregate principal amount outstanding of its 6 7/8% Senior Notes due July 15, 2021.

(i)	Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(j)

Indenture relating to $400,000,000 of Videotron’s 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, Videotron issued $400,000,000 aggregate principal amount of its 5 5/8% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(l)

Indenture relating to $375,000,000 of Videotron’s 5 3/4% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, Videotron issued $375,000,000 aggregate principal amount of its 5 3/4% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(m)	Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $630,000,000 secured revolving credit facility and a $335,000,000 unsecured revolving credit facility that both mature on July 20, 2021, as well as a secured export financing facility (in a principal amount of $32,142,857 as of the amendment and restatement date of June 16, 2015) providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facilities can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to Videotron’s contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under Videotron’s secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the LIBOR or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron’s credit agreement) of the Relevant Group (as defined in such credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.35% when this ratio is less than or equal to 1.75x, to 1.625% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.35% when this ratio is less than or equal to 1.75x, to 2.625% when this ratio is greater than 4.5x.

Advances under Videotron’s unsecured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the LIBOR or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as referred to above). The applicable margin for Canadian prime rate advances ranges from 0.675% when this ratio is less than or equal to 1.75x, to 2.00% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.675% when this ratio is less than or equal to 1.75x, to 3.00% when this ratio is greater than 4.5x.

Videotron has also agreed to pay specified commitment fees in respect of its revolving credit facilities. Advances under Videotron’s export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

The revolving credit facilities are both repayable in full on July 20, 2021. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

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

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Corporation on the right of a non-resident to hold voting shares of the Corporation, other than as provided by the Investment Canada Act (Canada), as amended, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Corporation — Regulation”.

E- Taxation

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

For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation, formed or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) if a valid election is in effect to treat the trust as a U.S. person.

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

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Interest on the Notes

Interest on the 2011 C$ notes, 2012 US$ note and 2012 C$ notes

Payments of stated interest on the 2011 C$ notes, 2012 US$ notes and our 2012 C$ notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, will be “passive category income”, which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the U.S. federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

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

Market Discount, Acquisition Premium, and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than their stated redemption price at maturity, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related note to its maturity date.

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

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the U.S. Treasury Regulations) must attach to their U.S. federal income tax returns a disclosure statement on IRS Form 8886. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the C$ note as a reportable transaction if this loss exceeds the relevant threshold in the U.S. Treasury Regulations. For individuals and trusts, this loss threshold is US$50,000 in any single year. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the ownership or disposition of the C$ notes, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the C$ notes.

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

A U.S. Holder can generally avoid the application of the backup withholding rules by properly completing and submitting the IRS Form W-9 included with the Letter of Transmittal. A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is properly and timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

In addition, U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are required to report their holdings, along with other information, on their U.S. federal income tax returns, with certain exceptions. U.S. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

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

F- Dividends and Paying Agents

Not applicable.

G- Statement By Experts

Not applicable.

H- Documents on Display

You may read and copy documents referred to in this annual report that have been filed with the SEC at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information that we have furnished electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at our offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. dollar-denominated debt obligations outstanding as of December 31, 2016, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems, and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2016, after taking into account the hedging instruments, long-term debt was comprised of 83.7% fixed-rate debt (80.1% pro forma the partial redemption on January 5, 2017), compared to 82.8% as of December 31, 2015 and 16.3% floating-rate debt (19.9% pro forma the partial redemption on January 5, 2017), compared to 17.2% as of December 31, 2015.

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2016 is $7.9 million.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2016, 13.0% of trade receivables were 90 days past their billing date (10.4% as of December 31, 2015) of which 32.5% had an allowance for doubtful accounts (40.4% as of December 31, 2015).

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis, but at least quarterly.

Fair Value of Financial Instruments

See “Item 5 – Operating and Financial Review and Prospects – Additional Information – Financial Instruments and Financial Risk Management – Fair Value of Financial Instruments” in this annual report.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As of December 31, 2016, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)
2017	20.9
2018	19.2
2019	56.8
2020	442.5
2021	834.5
2022 and thereafter	4,296.0

Total	$5,669.9

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jean La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. Jean La Couture is an “independent” director, as defined under SEC rules.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2016, 2015, and 2014. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2016 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2016, 2015 and 2014, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
Audit Fees(1)	$2,322,925	$2,412,089	$2,532,993
Audit related Fees(2)	279,595	226,996	722,819
Tax Fees(3)	14,500	25,336	43,994
All Other Fees(4)	—	—	3,675

Total	$2,617,020	$2,664,421	$3,303,481

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2016, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation of Quebecor Media as of January 17, 2013 (incorporated by reference to Exhibit 1.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

1.2	By-laws of Quebecor Media (translation) (incorporated by reference to Exhibit 1.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 22, 2012, Commission file No. 333-13792).

1.3	By-law number 2004-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.4	By-law number 2004-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on March 31, 2005, Commission file No. 333-13792).

1.5	By-law number 2005-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006, Commission file No. 333-13792).

1.6	By-law number 2007-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007, Commission file No. 333-13792).

1.7	By-law number 2007-2 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.14 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008, Commission file No. 333-13792).

1.8	By-law number 2008-1 of Quebecor Media (translation) (incorporated by reference to Exhibit 1.15 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 12, 2009, Commission file No. 333-13792).

2.1	Form of 7 3/8% Senior Notes due January 15, 2021 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

Exhibit Number	Description

2.2	Indenture relating to Quebecor Media’s 7 3/8% Senior Notes due January 15, 2021, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.6 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 333-13792).

2.3	Form of 6 5/8% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.4	Indenture, relating to Quebecor Media’s 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.5	Form of 5 3/4% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.6	Indenture, relating to Quebecor Media’s 5 3/4% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.7	Supplemental Indenture, dated as of March 14, 2014, by and among Quebecor Media, and U.S. Bank National Association, as trustee, to the Indenture dated as of October 11, 2012 (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 333-13792).

2.8	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.9	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.10	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.11	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.4 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.12	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.5 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

Exhibit Number	Description

2.13	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.14	Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.15	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.16	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.17	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.18	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.10 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.19	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.20	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.21	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.22	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

Exhibit Number	Description

2.24	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.12 above).

2.25	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.13 above).

2.26	Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.27	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.28	Indenture, dated as of April 9, 2014, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.29	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.30	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.20 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.31	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.32	Form of 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.34 below).

2.33	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.34 below).

2.34	Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.35	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.12 above).

Exhibit Number	Description

2.36	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.13 above).

3.1	Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English-language (incorporated by reference to Exhibit 9.1 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001, Registration Statement No. 333-13792).

3.2	Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media’s Registration Statement on Form F-4, dated September 5, 2001 Registration Statement 333-13792).

3.3	Written resolution adopted by the Shareholders of Quebecor Media on February 17, 2017 relating to the increase in the size of the Board of Directors of Quebecor Media (translation).

3.4	Amendment Agreement, dated as of October 11, 2012, amending the Shareholders’ Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d’Amérique CDPQ inc.) and Quebecor Media (incorporated by reference to Exhibit 3.4 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

4.1	Second Amendment to the Amended and Restated Credit Agreement, dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended.

4.2	First Amendment to the Amended and Restated Credit Agreement, dated as of August 1, 2013, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

4.3	Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.2 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

4.4	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

Exhibit Number	Description

4.5	Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.4 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.6	Third Amending Agreement, dated as of June 16, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc. and 4Degrees Colocation Inc., as guarantors (incorporated by reference to Exhibit 4.4 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.7	First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.6), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors.

4.8	Credit Agreement, dated as of April 7, 2006, by and between Société Générale (Canada), as lender, and Quebecor Media, as borrower (incorporated by reference to Exhibit 10.3 of Quebecor Media’s Registration Statement on Form F-4, dated November 20, 2007, Registration Statement No. 333-147551).

4.9	First Amending Agreement, dated as of December 7, 2007, amending the Credit Agreement dated as of April 7, 2006 among Quebecor Media, as borrower, and Société Générale (Canada), as lender (incorporated by reference to Exhibit 4.4 of Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010, Commission file No. 333-13792).

4.10	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.11	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.12	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Quebecor Media.

Exhibit Number	Description

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
Name: Jean-François Pruneau
Title: Senior Vice President and Chief Financial Officer

Dated: March 23, 2017

QUEBECOR MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholders of

Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quebecor Media Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada	/s/ Ernst & Young LLP(1)

March 14, 2017

[1]	FCPA auditor, FCA, public accountancy permit no. A107913

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Note	2016	2015	2014

Revenues	2	$4,016.6	$3,890.8	$3,619.8

Employee costs	3	707.9	694.4	650.6
Purchase of goods and services	3	1,810.9	1,755.6	1,564.0
Depreciation and amortization		650.4	691.0	658.3
Financial expenses	4	302.9	309.2	323.8
Loss on valuation and translation of financial instruments	5	2.1	3.8	3.1
Restructuring of operations, litigation and other items	6	28.5	(117.2)	49.6
Impairment of goodwill and other assets	7	40.9	230.7	81.0
Loss on debt refinancing	8	7.3	12.1	18.7

Income before income taxes		465.7	311.2	270.7
Income taxes (recovery):
Current	9	158.0	63.4	121.9
Deferred	9	(31.7)	40.7	(19.6)

		126.3	104.1	102.3

Income from continuing operations		339.4	207.1	168.4
Loss from discontinued operations	29	—	(19.7)	(81.6)

Net income		$339.4	$187.4	$86.8

Income (loss) from continuing operations attributable to
Shareholders		$352.0	$225.7	$186.1
Non-controlling interests		(12.6)	(18.6)	(17.7)

Net income (loss) attributable to
Shareholders		$352.0	$207.6	$107.6
Non-controlling interests		(12.6)	(20.2)	(20.8)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Note	2016	2015	2014

Income from continuing operations		$339.4	$207.1	$168.4

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(30.9)	14.0	14.2
Deferred income taxes		15.9	(41.6)	(21.3)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	28	33.1	(28.2)	(45.1)
Deferred income taxes		(8.9)	7.7	12.1
Reclassification to income:
Gain related to cash flows hedges	8	—	(3.9)	(10.8)
Deferred income taxes		—	(0.4)	0.4

		9.2	(52.4)	(50.5)

Comprehensive income from continuing operations		348.6	154.7	117.9

Loss from discontinued operations	29	—	(19.7)	(81.6)
Other comprehensive loss from discontinued operations	29	—	—	(7.6)

Comprehensive income		$348.6	$135.0	$28.7

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$358.5	$174.4	$139.9
Non-controlling interests		(9.9)	(19.7)	(22.0)

Comprehensive income (loss) attributable to
Shareholders		$358.5	$156.2	$53.8
Non-controlling interests		(9.9)	(21.2)	(25.1)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock (note 21)	Contributed surplus	Deficit	Accumulated other comprehensive loss (note 23)	Equity attributable to non- controlling interests	Total equity

Balance as of December 31, 2013	$4,116.1	$1.3	$(2,280.9)	$(30.8)	$151.1	$1,956.8
Net income (loss)	—	—	107.6	—	(20.8)	86.8
Other comprehensive loss	—	—	—	(53.8)	(4.3)	(58.1)
Dividends	—	—	(100.0)	—	(0.2)	(100.2)
Non-controlling interests acquisitions	—	—	(0.1)	—	0.1	—

Balance as of December 31, 2014	4,116.1	1.3	(2,273.4)	(84.6)	125.9	1,885.3
Net income (loss)	—	—	207.6	—	(20.2)	187.4
Other comprehensive loss	—	—	—	(51.4)	(1.0)	(52.4)
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Repurchase of shares	(289.7)	—	(210.5)	—	—	(500.2)
Issuance of shares of a subsidiary to non-controlling interests (note 10)	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions (note 10)	—	—	16.5	—	(15.7)	0.8

Balance as of December 31, 2015	3,801.4	1.3	(2,334.8)	(136.0)	100.9	1,432.8
Net income (loss)	—	—	352.0	—	(12.6)	339.4
Other comprehensive income	—	—	—	6.5	2.7	9.2
Dividends	—	—	—	—	(0.2)	(0.2)
Reduction of paid-up capital	(100.0)	—	—	—	—	(100.0)

Balance as of December 31, 2016	$3,701.4	$1.3	$(1,982.8)	$(129.5)	$90.8	$1,681.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Note	2016	2015	2014
Cash flows related to operating activities
Income from continuing operations		$339.4	$207.1	$168.4
Adjustments for:
Depreciation of property, plant and equipment	13	552.5	592.6	533.0
Amortization of intangible assets	14	97.9	98.4	125.3
Loss on valuation and translation of financial instruments	5	2.1	3.8	3.1
Impairment of goodwill and other assets	7	40.9	230.7	81.0
Loss on debt refinancing	8	7.3	12.1	18.7
Amortization of financing costs and long-term debt discount	4	7.0	7.1	8.6
Deferred income taxes	9	(31.7)	40.7	(19.6)
Other		3.7	5.9	2.9

		1,019.1	1,198.4	921.4
Net change in non-cash balances related to operating activities		118.7	(98.7)	70.0

Cash flows provided by continuing operating activities		1,137.8	1,099.7	991.4

Cash flows related to investing activities
Business acquisitions	10	(119.5)	(94.5)	(132.3)
Business disposals	29	3.0	316.3	193.5
Additions to property, plant and equipment	13	(707.6)	(678.4)	(643.8)
Additions to intangible assets	14	(139.8)	(360.6)	(317.3)
Proceeds from disposals of assets		3.5	4.6	5.4
Acquisition of tax deductions from the parent corporation	27	(14.0)	—	(3.1)
Other		12.7	(12.7)	0.5

Cash flows used in continuing investing activities		(961.7)	(825.3)	(897.1)

Cash flows related to financing activities
Net change in bank indebtedness		(14.9)	29.3	4.5
Net change under revolving facilities		(40.3)	246.9	—
Issuance of long-term debt, net of financing fees		—	370.1	728.3
Repayments of long-term debt	8	(19.0)	(652.3)	(814.7)
Settlement of hedging contracts	8	0.4	(34.3)	(65.4)
Repurchase of Common Shares	21	—	(500.2)	—
Issuance of shares of a subsidiary to non-controlling interests	10	—	12.1	—
Reduction of paid-up capital		(100.0)	(25.0)	—
Dividends		—	(75.0)	(100.0)
Dividends paid to non-controlling interests		(0.2)	(0.2)	(0.2)

Cash flows used in continuing financing activities		(174.0)	(628.6)	(247.5)

Net change in cash and cash equivalents from continuing operations		$2.1	$(354.2)	$(153.2)

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Note	2016	2015	2014

Net change in cash and cash equivalents from continuing operations		$2.1	$(354.2)	$(153.2)
Cash flows (used in) provided by discontinued operations	29	—	(22.5)	71.9
Cash and cash equivalents at the beginning of the year		18.6	395.3	476.6

Cash and cash equivalents at the end of the year		$20.7	$18.6	$395.3

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$19.9	$17.0	$155.9
Cash equivalents		0.8	1.6	239.4

		$20.7	$18.6	$395.3

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(34.5)	$(16.0)	$10.4
Inventories		24.7	(44.5)	7.2
Accounts payable, accrued charges and provisions		40.1	30.1	30.9
Income taxes		51.4	(97.4)	8.2
Deferred revenues		14.0	21.0	8.8
Defined benefit plans		10.4	(3.6)	(19.7)
Other		12.6	11.7	24.2

		$118.7	$(98.7)	$70.0

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$(6.2)	$(12.7)	$2.4

Interest and taxes reflected as operating activities
Cash interest payments		$286.1	$282.4	$312.3
Cash income tax payments (net of refunds)		104.3	158.0	124.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

(in millions of Canadian dollars)

	Note	2016	2015

Assets

Current assets
Cash and cash equivalents		$20.7	$18.6
Accounts receivable	11	525.0	493.7
Income taxes		6.9	28.6
Inventories	12	183.3	215.5
Prepaid expenses		52.9	45.9

		788.8	802.3

Non-current assets
Property, plant and equipment	13	3,562.5	3,379.9
Intangible assets	14	1,224.0	1,178.0
Goodwill	15	2,725.4	2,678.4
Derivative financial instruments	26	809.0	1,072.4
Deferred income taxes	9	16.0	29.5
Other assets	16	91.7	89.4

		8,428.6	8,427.6

Total assets		$9,217.4	$9,229.9

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2016 and 2015

(in millions of Canadian dollars)

	Note	2016	2015

Liabilities and equity

Current liabilities
Bank indebtedness		$18.9	$33.8
Accounts payable and accrued charges	17	690.9	646.7
Provisions	18	69.3	67.1
Deferred revenue		339.7	321.5
Income taxes		35.2	9.1
Amounts payable to the parent corporation		0.7	5.7
Current portion of long-term debt	19	20.9	19.1

		1,175.6	1,103.0

Non-current liabilities
Long-term debt	19	5,617.2	5,781.5
Derivative financial instruments	26	0.3	118.7
Other liabilities	20	202.8	203.8
Deferred income taxes	9	540.3	590.1

		6,360.6	6,694.1

Equity
Capital stock	21	3,701.4	3,801.4
Contributed surplus		1.3	1.3
Deficit		(1,982.8)	(2,334.8)
Accumulated other comprehensive loss	23	(129.5)	(136.0)

Equity attributable to shareholders		1,590.4	1,331.9
Non-controlling interests		90.8	100.9

		1,681.2	1,432.8
Commitments and contingencies	18, 24
Guarantees	25

Total liabilities and equity		$9,217.4	$9,229.9

See accompanying notes to consolidated financial statements.

On March 14, 2017, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

On behalf of the Board of Directors,

/s/ Pierre Dion Pierre Dion, Chairman of the Board	/s/ Jean La Couture Jean La Couture, Director

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles Inc.	100.0%	100.0%

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized web sites, the publishing of books and magazines, the distribution of books, magazines and movies, the distribution and production of music, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, and the operation of two Quebec Major Junior Hockey League (“QMJHL”) teams.

These segments are managed separately since they all require specific market strategies. The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements. Segment income includes income from sales to third parties and inter segment sales. Transactions between segments are measured at exchange amounts between the parties.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2016
Revenues	$3,151.8	$938.0	$34.6	$(107.8)	$4,016.6

Employee costs	379.7	269.2	11.5	47.5	707.9
Purchase of goods and services	1,322.7	605.5	30.3	(147.6)	1,810.9

Adjusted operating income[1]	1,449.4	63.3	(7.2)	(7.7)	1,497.8

Depreciation and amortization					650.4
Financial expenses					302.9
Loss on valuation and translation of financial instruments					2.1
Restructuring of operations, litigation and other items					28.5
Impairment of goodwill and other assets					40.9
Loss on debt refinancing					7.3

Income before income taxes					$465.7

Additions to property, plant and equipment	$666.8	$38.2	$2.5	$0.1	$707.6
Additions to intangible assets	125.6	10.2	0.8	3.2	139.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2015
Revenues	$3,007.0	$975.8	$23.2	$(115.2)	$3,890.8

Employee costs	359.4	285.3	11.0	38.7	694.4
Purchase of goods and services	1,261.8	620.3	23.9	(150.4)	1,755.6

Adjusted operating income[1]	1,385.8	70.2	(11.7)	(3.5)	1,440.8

Depreciation and amortization					691.0
Financial expenses					309.2
Loss on valuation and translation of financial instruments					3.8
Litigation, restructuring of operations and other items					(117.2)
Impairment of goodwill and other assets					230.7
Loss on debt refinancing					12.1

Income before income taxes					$311.2

Additions to property, plant and equipment	$630.2	$36.0	$12.0	$0.2	$678.4
Additions to intangible assets	312.3	9.3	34.6	4.4	360.6

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2016, 2015 and 2014

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2014
Revenues	$2,837.3	$863.8	$7.1	$(88.4)	$3,619.8

Employee costs	345.1	258.8	4.2	42.5	650.6
Purchase of goods and services	1,139.0	546.6	5.7	(127.3)	1,564.0

Adjusted operating income[1]	1,353.2	58.4	(2.8)	(3.6)	1,405.2

Depreciation and amortization					658.3
Financial expenses					323.8
Loss on valuation and translation of financial instruments					3.1
Litigation, restructuring of operations and other items					49.6
Impairment of goodwill					81.0
Loss on debt refinancing					18.7

Income before income taxes					$270.7

Additions to property, plant and equipment	$606.1	$32.1	$5.3	$0.3	$643.8
Additions to intangible assets	304.7	9.3	0.1	3.2	317.3

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred to as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(k)), the liability related to stock-based compensation (note 1(u)) and the net defined benefit liability (note 1(v)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2015 and 2014 have been restated to conform to the presentation adopted for the year ended December 31, 2016.

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

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 and $55.4 million in 2014.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Financial statements of the foreign operations disposed of in 2014 (note 29) were translated using the rate in effect at the balance sheet date for assets and liabilities, and using the average exchange rates during the period for revenues and expenses.

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

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony and over-the-top video service, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

Telecommunications (continued)

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•

Operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video service are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

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

•	Soundstage and equipment leasing revenues are recognized over the rental period;

•	Revenues derived from speciality film and television services are recognized when services are provided.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•	Revenues from leasing, and from ticket (including season tickets), food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

•	Revenues from the rental of suites are recognized ratably over the period of the agreement;

•	Revenues from the sale of advertising under the form of venue signage or sponsorships, are recognized ratably over the period of the agreement;

•	Revenues derived from sporting and cultural event management are recognized when services are provided.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

For the year ended December 31, 2016, the Corporation recorded $11.7 million of barter advertising revenues ($10.3 million in 2015 and $14.5 million in 2014).

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Classification, recognition and measurement

Financial instruments are classified as held-for-trading, available-for-sale, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Available-for-sale	Other liabilities
• Cash and cash equivalents • Bank indebtedness	• Accounts receivable • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Amounts payable to the parent corporation • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Videotron Ltd. (“Videotron”) is engaged in an agreement to operate a shared LTE network in the Province of Québec and the Ottawa region.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Broadcasting licences, trademarks and sport franchises have also an indefinite useful life and are not amortized. In particular, given the low cost of renewal of broadcasting licences, management believes it is economically compelling to renew the licences and to comply with all rules and conditions attached to those licences. These intangibles assets are recorded at cost or at fair value at the acquisition date if they are acquired through a business acquisition.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units (“DSUs”) and performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 22.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 15.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments (continued)

(iii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 28.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

The Corporation does not expect its consolidated financial statements to be materially impacted by the adoption of IFRS 9.

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

The Corporation expects that the adoption of IFRS 15 will have significant impacts on its consolidated financial statements, more specifically in its Telecommunications segment, with regards to the timing in the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs to obtain a contract and of certain other costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will need to be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile services under contracts with multiple deliverables. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same.

In addition, under IFRS 15, certain costs to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	Recent accounting pronouncements (continued)

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that the IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since all of the Corporation segments are engaged in various long-term leases on premises and equipment.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. As operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2016	2015	2014

Services rendered	$3,668.2	$3,516.4	$3,257.6
Product sales	348.4	374.4	362.2

	$4,016.6	$3,890.8	$3,619.8

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2016	2015	2014

Employee costs	$891.2	$871.0	$807.6
Less employee costs capitalized to property, plant and equipment and to intangible assets	(183.3)	(176.6)	(157.0)

	707.9	694.4	650.6
Purchase of goods and services:
Royalties, rights and creation costs	701.9	729.3	662.2
Cost of products sold	352.4	318.0	264.3
Service contracts	168.7	159.7	151.4
Marketing, circulation and distribution expenses	113.8	112.3	93.4
Building expenses	92.5	84.2	70.8
Other	381.6	352.1	321.9

	1,810.9	1,755.6	1,564.0

	$2,518.8	$2,450.0	$2,214.6

4.	FINANCIAL EXPENSES

	2016	2015	2014

Interest on long-term debt	$288.0	$287.3	$313.5
Amortization of financing costs and long-term debt discount	7.0	7.1	8.6
Interest on net defined benefit liability	6.7	5.4	4.6
Loss on foreign currency translation on short-term monetary items	0.5	6.4	4.0
Other	0.7	3.0	(6.9)

	$302.9	$309.2	$323.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

5.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2016	2015	2014

Loss (gain) on the ineffective portion of fair value hedges	$2.0	$(3.6)	$(3.2)
Loss (gain) on the ineffective portion of cash flow hedges	0.1	1.6	(0.5)
(Gain) loss on embedded derivatives related to long-term debt and derivative financial instruments for which hedge accounting is not used	(0.2)	6.2	7.9
Loss (gain) on reversal of embedded derivatives on debt redemption	0.2	(0.4)	(1.1)

	$2.1	$3.8	$3.1

6.	RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

	2016	2015	2014
Restructuring of operations	$26.1	$19.2	$9.0
Litigation	1.1	(138.1)	34.3
Other items	1.3	1.7	6.3

	$28.5	$(117.2)	$49.6

Restructuring of operations

In 2016, the Telecommunications segment recorded a charge for restructuring costs of $14.3 million, mainly related to the migration of its subscribers from analog to digital services ($8.8 million in 2015 and $1.8 million in 2014).

The Media segment has implemented various restructuring initiatives to reduce operating costs and, as a result, restructuring costs of $10.1 million, mainly for the reduction of positions, were recorded in 2016 ($9.8 million in 2015 and $6.5 million in 2014).

Other segments recorded a charge for restructuring costs of $1.7 million in 2016 ($0.6 million in 2015 and $0.7 million in 2014).

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

In 2014, a charge of $34.3 million, including interest, was accounted for as a result of an unfavorable judgment against Videotron in a legal action. Videotron is currently appealing this judgment. $1.1 million in interest relating to this litigation was recorded in 2016 ($1.0 million in 2015).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

7.	IMPAIRMENT OF GOODWILL AND OTHER ASSETS

	2016	2015	2014

Impairment of goodwill	$40.1	$85.0	$39.3
Impairment of property, plant and equipment	—	76.5	—
Impairment of intangible assets	0.8	69.2	41.7

	$40.9	$230.7	$81.0

2016

During the third quarter of 2016, the Corporation performed an impairment test of its Magazines CGU in light of the continuous downtrend in advertising revenues in this industry. The Corporation concluded that the recoverable amount was less than the carrying amount of the Magazines CGU and recorded a goodwill impairment charge of $40.1 million (without any tax consequence).

An impairment charge on intangible assets of $0.8 million was also recorded in 2016 in the Media segment.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

8.	LOSS ON DEBT REFINANCING

2016

•

On December 2, 2016, Videotron issued a notice for the redemption of an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021, at a redemption price of 103.438% of their principal amount. On January 5, 2017, the Senior Notes were redeemed for a cash consideration of $181.0 million.

This transaction resulted in a loss of $7.3 million in 2016.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2016, 2015 and 2014, and income taxes in the consolidated statements of income:

	2016	2015	2014

Income taxes at domestic statutory tax rate	$125.3	$83.7	$72.8
Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	1.0	12.9	17.7
Change in benefit arising from the recognition of current and prior year tax losses	(0.5)	2.8	2.2
Change in deferred tax balances due to a change in substantively enacted tax rates	(6.4)	—	—
Effect of tax consolidation transactions with the parent corporation	(0.3)	(0.6)	(0.3)
Non-deductible impairment of goodwill	10.8	22.9	9.0
Other [1]	(3.6)	(17.6)	0.9

Income taxes	$126.3	$104.1	$102.3

[1]	Includes in 2015 a decrease of $16.1 million in income tax liability resulting from developments in tax audit matters, jurisprudence and tax legislation.

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2016	2015	2016	2015	2014

Loss carryforwards	$4.0	$1.3	$2.9	$11.4	$6.7
Accounts payable, accrued charges, provisions and deferred revenue	15.9	11.9	(4.0)	(6.9)	1.9
Defined benefit plans	32.7	39.4	(2.2)	1.5	4.9
Property, plant and equipment	(402.3)	(386.0)	12.7	(26.4)	4.9
Goodwill, intangible assets and other assets	(119.6)	(93.0)	22.7	29.4	(13.2)
Long-term debt and derivative financial instruments	(49.4)	(65.0)	0.3	14.3	5.7
Benefits from a general partnership	(0.6)	(67.6)	(67.0)	11.1	(30.9)
Other	(5.0)	(1.6)	2.9	4.0	0.3

	$(524.3)	$(560.6)	$(31.7)	$38.4	$(19.7)

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2016	2015
Balance at beginning of year		$(560.6)	$(528.7)
Recognized in income as continuing operations		31.7	(40.7)
Recognized in income as discontinued operations	29	—	2.3
Recognized in other comprehensive income as continuing operations		7.0	(34.3)
Business acquisitions and disposals	10,29	(7.5)	31.8
Acquisition of tax deductions	27	5.6	8.4
Other		(0.5)	0.6

Balance at end of year		$(524.3)	$(560.6)

Deferred income tax asset		$16.0	$29.5

Deferred income tax liability		(540.3)	(590.1)

		$(524.3)	$(560.6)

As of December 31, 2016, the Corporation had loss carryforwards for income tax purposes of $31.3 million available to reduce future taxable income, that will expire between 2030 and 2036. These losses have been recognized. The Corporation also had capital losses of $894.6 million that can be carried forward indefinitely and applied only against future capital gains, none of which were recognized.

There are no income tax consequences attached to the payment of dividends or distributions in 2016, 2015 or 2014 by the Corporation to its shareholders.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

10.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS

(a)	Non-controlling interests acquisitions

2015

•

On March 20, 2015, TVA Group completed a rights offering, whereby TVA Group received aggregate gross proceeds of $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value of TVA Group (“TVA Group Class B Shares”). Under the rights offering, Quebecor Media has subscribed to 17,300,259 TVA Group Class B Shares at a total cost of $97.9 million; accordingly, its aggregate equity interest in TVA Group increased from 51.5% to 68.4%. The increase of Quebecor Media’s interest in TVA Group was accounted for as an equity transaction and resulted in a decrease of deficit of $18.7 million and in an equivalent decrease of non-controlling interests.

•	Other non-controlling interests acquisitions were made in 2015, resulting in an increase of deficit of $2.2 million and in an equivalent increase of non-controlling interests.

(b)	Business acquisitions

2016

•

On January 7, 2016, Videotron acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase balance was paid in February 2017 for an amount of $5.9 million, including interests. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

•	An amount of $0.6 million was also paid in 2016 relating to balances payable on prior business acquisitions.

2015

•

On March 11, 2015, the Telecommunications segment acquired 4Degrees Colocation Inc. (“4Degrees Colocation”) and its data center, the largest in Québec City, for a purchase price of $35.5 million in cash. A post-closing adjustment of $0.2 million was received in the second quarter of 2015. The acquisition enables Videotron to meet its business customers’ growing technological and hosting needs. Goodwill arising from this acquisition mainly reflects 4Degrees Colocation’s expertise and future growth potential.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

10.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS (continued)

(b)	Business acquisitions (continued)

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

The purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2016 and 2015 is summarized as follows:

	2016	2015

Assets acquired
Non-cash current assets	$5.5	$20.1
Property, plant and equipment	32.7	13.9
Intangible assets	15.6	32.0
Goodwill	87.1	48.8
Other assets	—	2.1

	140.9	116.9

Liabilities assumed
Non-cash current liabilities	(3.1)	(21.2)
Deferred income taxes	(7.5)	(0.2)
Other long-term liabilities	(5.7)	—

	(16.3)	(21.4)

Net assets acquired at fair value	124.6	95.5
Non-controlling interests	—	(0.8)

	$124.6	$94.7

Consideration
Cash	$119.0	$94.5
Balance payable	5.6	0.2

	$124.6	$94.7

The pro forma revenues and net income in 2016 would not have been significantly different than the actual figures if all business acquisitions had occurred at the beginning of the year.

The amount of goodwill that is deductible for tax purposes is $0.1 million in 2016 ($7.6 million in 2015 and $18.0 million in 2014).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

11.	ACCOUNTS RECEIVABLE

	Note		2016	2015
Trade	26	(c)	$466.2	$433.0
Other			58.8	60.7

			$525.0	$493.7

12.	INVENTORIES

	2016	2015
Raw materials and supplies	$23.5	$22.6
Finished goods	81.8	112.9
Programs, broadcast and distribution rights	76.2	77.9
Work in progress	1.8	2.1

	$183.3	$215.5

Cost of inventories included in purchase of goods and services amounted to $736.1 million in 2016 ($680.0 million in 2015 and $611.8 million in 2014). Write-downs of inventories totalling $6.8 million were recognized in purchase of goods and services in 2016 ($5.8 million in 2015 and $4.3 million in 2014).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

13.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2016 and 2015, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total
Cost

Balance as of December 31, 2014	$464.0	$1,397.7	$4,881.1	$37.7	$6,780.5
Additions	36.6	180.9	295.0	165.9	678.4
Net change in additions financed with accounts payable	—	2.1	(0.4)	(21.8)	(20.1)
Business acquisitions (note 10)	12.6	1.3	—	—	13.9
Reclassification	—	5.0	98.0	(103.0)	—
Retirement, disposals and other[1]	(14.5)	(65.1)	(79.9)	(4.2)	(163.7)

Balance as of December 31, 2015	498.7	1,521.9	5,193.8	74.6	7,289.0
Additions	79.2	188.1	341.0	99.3	707.6
Net change in additions financed with accounts payable	—	(3.3)	10.5	(4.4)	2.8
Business acquisitions (note 10)	0.5	0.3	31.9	—	32.7
Reclassification	—	10.2	66.6	(76.8)	—
Retirement, disposals and other	(4.8)	(53.6)	(94.7)	(0.2)	(153.3)

Balance as of December 31, 2016	$573.6	$1,663.6	$5,549.1	$92.5	$7,878.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total

Accumulated depreciation and impairment losses

Balance as of December 31, 2014	$162.3	$708.4	$2,526.9	$—	$3,397.6
Depreciation	14.6	220.1	357.9	—	592.6
Impairment (note 7)	19.3	57.2	—	—	76.5
Retirement, disposals and other[1]	(12.4)	(55.2)	(90.0)	—	(157.6)

Balance as of December 31, 2015	183.8	930.5	2,794.8	—	3,909.1
Depreciation	18.0	207.4	327.1	—	552.5
Retirement, disposals and other	(1.8)	(49.6)	(93.9)	—	(145.3)

As of December 31, 2016	$200.0	$1,088.3	$3,028.0	$—	$4,316.3

Net carrying amount

As of December 31, 2015	$314.9	$591.4	$2,399.0	$74.6	$3,379.9
As of December 31, 2016	$373.6	$575.3	$2,521.1	$92.5	$3,562.5

[1]	Also includes the net change in assets related to discontinued operations.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

14.	INTANGIBLE ASSETS

For the years ended December 31, 2016 and 2015, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences[1,2]	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total
Cost

Balance as of December 31, 2014	$787.9	$624.3	$93.8	$111.7	$7.4	$1,625.1
Additions	219.0	64.0	37.1	—	40.5	360.6
Net change in additions financed with accounts payable	—	15.2	—	—	(7.8)	7.4
Business acquisitions (note 10)	—	2.2	21.4	8.4	—	32.0
Reclassification	—	10.7	—	—	(10.7)	—
Retirement, disposals and other [3]	—	(8.3)	(34.1)	—	(0.1)	(42.5)

Balance as of December 31, 2015	1,006.9	708.1	118.2	120.1	29.3	1,982.6
Additions	—	108.8	2.8	—	28.2	139.8
Net change in additions financed with accounts payable	—	(7.0)	—	—	(2.0)	(9.0)
Business acquisitions (note 10)	—	0.5	10.3	4.8	—	15.6
Reclassification	—	30.4	—	—	(30.4)	—
Retirement, disposals and other	—	(29.8)	(15.0)	—	—	(44.8)

Balance as of December 31, 2016	$1,006.9	$811.0	$116.3	$124.9	$25.1	$2,084.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

14.	INTANGIBLE ASSETS (continued)

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2014	$233.8	$331.8	$71.2	$42.5	$—	$679.3
Amortization	13.9	75.1	9.4	—	—	98.4
Impairment (note 7)	—	5.4	3.7	60.1	—	69.2
Retirement, disposals and other [3]	—	(7.1)	(35.2)	—	—	(42.3)

Balance as of December 31, 2015	247.7	405.2	49.1	102.6	—	804.6
Amortization	—	84.7	13.2	—	—	97.9
Impairment (note 7)	—	—	0.8	—	—	0.8
Retirement, disposals and other	—	(28.1)	(15.0)	—	—	(43.1)

Balance as of December 31, 2016	$247.7	$461.8	$48.1	$102.6	$—	$860.2

Net carrying amount
As of December 31, 2015	$759.2	$302.9	$69.1	$17.5	$29.3	$1,178.0
As of December 31, 2016	$759.2	$349.2	$68.2	$22.3	$25.1	$1,224.0

[1]

Videotron has the option to sell its unused AWS spectrum licence in the Toronto area to Rogers Communications Partnership for a price of $180.0 million, subject to regulatory approvals. The spectrum licence was purchased at a cost of $96.4 million in 2008.

[2]

In 2015, Videotron acquired four AWS-3 spectrum licences, covering the Province of Québec and the Ottawa region, and eighteen 2500 MHz spectrum licences, covering the Province of Québec, the Ottawa region, the cities of Toronto, Vancouver, Calgary, and Edmonton, for a total price of $219.0 million.

[3]	Also includes the net change in assets related to discontinued operations.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

14.	INTANGIBLE ASSETS (continued)

The cost of internally generated intangible assets, mainly composed of software, was $504.7 million as of December 31, 2016 ($449.1 million as of December 31, 2015). For the year ended December 31, 2016, the Corporation recorded additions of internally generated intangible assets of $66.0 million ($36.9 million in 2015 and $62.0 million in 2014).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, was $284.3 million as of December 31, 2016 ($245.8 million as of December 31, 2015). For the year ended December 31, 2016, the Corporation recorded $44.3 million in amortization on its internally generated intangible assets ($39.2 million in 2015 and $44.8 million in 2014). The net carrying value of internally generated intangible assets was $220.4 million as of December 31, 2016 ($203.3 million as of December 31, 2015).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, trademarks are allocated to the Telecommunications and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU.

15.	GOODWILL

For the years ended December 31, 2016 and 2015, changes in the net carrying amount of goodwill are as follows:

	2016	2015
Cost

Balance at beginning of year	$5,601.1	$5,584.3
Business acquisitions (note 10)	87.1	48.8
Business disposals	—	(32.0)

Balance at end of year	5,688.2	5,601.1

Accumulated amortization and impairment losses

Balance at beginning of year	2,922.7	2,869.7
Impairment loss (note 7)	40.1	85.0
Business disposals	—	(32.0)

Balance at end of year	2,962.8	2,922.7

Net carrying amount	$2,725.4	$2,678.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

15.	GOODWILL (continued)

The net carrying amount of goodwill as of December 31, 2016 and 2015 was allocated to the following significant CGU groups:

	2016	2015
CGU groups

Telecommunications	$2,677.0	$2,589.9
Magazines	29.9	70.0
Other[1]	18.5	18.5

Total	$2,725.4	$2,678.4

[1]	Includes the CGUs related to Speciality film and television services, Book publishing and distribution, and Sports and Entertainment.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

15.	GOODWILL (continued)

Recoverable amounts (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed on the Corporation’s significant CGU groups:

	2016		2015
CGU groups [1,2]	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications	8.5%	2.5%	9.0%	2.5%
Magazines	15.5	(1.0)	16.0	0.0
Other	12.0 to 16.5	0.0 to 2.0	11.0 to 16.0	0.0 to 2.0

[1]	In 2016 and 2015, the recoverable amounts of all CGUs, except the Newspaper CGU, were based on value in use, using the discounted cash flow method.
[2]

The recoverable amount of the Newspapers CGU determined as part of the goodwill impairment test performed in 2015 was based a fair value less costs of disposal (note 7). More specifically, the fair value of the CGU was based on the individual assets which were estimated using external valuation reports, comparable transaction metrics, and other financial information available. These fair values are classified as Level 3 in the fair value hierarchy described in note 26(b).

Sensitivity of recoverable amounts

The following table presents, for the Corporation’s significant CGU groups, the change in the discount rate or in the perpetual growth rate used in the tests performed that would have been required for the recoverable amount to equal the carrying value of the CGU as of the most recent impairment tests in 2016:

CGU groups[1]	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate

Telecommunications	6.0%	6.5%
Magazines[1]	—	—

[1]	The recoverable amount as per the latest impairment test equals the carrying value of the CGU as an impairment charge was recorded as a result of the test.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

16.	OTHER ASSETS

	Note	2016	2015

Programs, broadcast and distribution rights		$44.7	$36.3
Deferred connection costs		13.5	18.2
Defined benefit plans	28	8.9	—
Other		24.6	34.9

		$91.7	$89.4

17.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2016	2015
Trade and accruals	$492.6	$468.5
Salaries and employee benefits	137.3	126.8
Interest payable	43.8	42.0
Stock-based compensation	17.2	9.4

	$690.9	$646.7

18.	PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies, legal disputes and other	Total
Balance as of December 31, 2015	$4.3	$78.1	$82.4
Recognized in income	26.1	5.0	31.1
Payments	(26.9)	(1.3)	(28.2)
Other	—	0.2	0.2

Balance as of December 31, 2016	$3.5	$82.0	$85.5

Current portion	$3.5	$65.8	$69.3
Non-current portion (included in “Other Liabilities”)	—	16.2	16.2

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

18.	PROVISIONS AND CONTINGENCIES (continued)

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation that are pending. In the opinion of the management of the Corporation, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions.

Other

Other provisions are principally related to decommissioning obligations.

19.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2016	2016	2015
Quebecor Media
Bank credit facilities (i)	3.40%	$453.4	$474.0
Senior Notes (ii)		1,966.3	2,001.8

		2,419,7	2,475.8
Videotron (iii)
Bank credit facilities (iv)	2.08%	225.5	273.5
Senior Notes (ii)		2,954.8	3,012.6

		3,180.3	3,286.1
TVA Group (iii)
Bank credit facilities (v)	2.43%	69.6	73.8
Other		0.3	0.9

Total long-term debt		5,669.9	5,836.6

Change in fair value related to hedged interest rate risk		8.4	11.4
Adjustments related to embedded derivatives		0.6	0.6
Financing fees, net of amortization		(40.8)	(48.0)

		(31.8)	(36.0)

		5,638.1	5,800.6
Less current portion		(20.9)	(19.1)

		$5,617.2	$5,781.5

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

19.	LONG-TERM DEBT (continued)

(i)	The bank credit facilities of Quebecor Media are comprised of a US$350.0 million secured term loan “B” facility that matures in August 2020 and is bearing interest at U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50% and a $300.0 million secured revolving credit facility that matures in July 2020 and is bearing interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan “B” facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. These credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. They are secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2016, the credit facilities of the Corporation were secured by assets with a carrying value of $3,123.2 million ($3,328.3 million in 2015). As of December 31, 2016, no amount was drawn on the revolving credit facility ($2.0 million was drawn in 2015), and the balance of the term loan “B” is $453.4 million ($472.0 million in 2015).

(ii)	The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2016:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
$ 325.0	7.375%	7.375%	January 15, 2021	June and December 15
US$ 850.0	5.750%	5.750%	January 15, 2023	June and December 15
$ 500.0	6.625%	6.625%	January 15, 2023	June and December 15

Videotron
$ 300.0	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800.0	5.000%	5.000%	July 15, 2022	January and July 15
US$ 600.0[1]	5.375%	5.375%	June 15, 2024	June and December 15
$ 400.0	5.625%	5.625%	June 15, 2025	April and October 15
$ 375.0[2]	5.750%	5.750%	January 15, 2026	March and September 15

[1]	The Notes were issued in April 2014 for net proceeds of $654.5 million, net of financing fees of $7.8 million.
[2]	The Notes were issued in September 2015 for net proceeds of $370.1 million, net of financing fees of $4.9 million.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

19.	LONG-TERM DEBT (continued)

(iii)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(iv)	The bank credit facilities provide for a $630.0 million secured revolving credit facility that matures in July 2021, a $335.0 million unsecured revolving credit facility that matures in July 2021, and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facilities bear interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2016, the secured bank credit facilities were secured by assets with a carrying value of $5,804.3 million ($7,646.3 million in 2015). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2016, $209.4 million had been drawn on the secured revolving credit facilities ($246.7 million was drawn in 2015), $16.1 million was outstanding on the export financing facility ($26.8 million in 2015), and no amount was drawn on the unsecured revolving credit facility.

(v)	The bank credit facilities of TVA Group comprise a secured revolving credit facility in the amount of $150.0 million, maturing in February 2019, and a secured term loan in the amount of $75.0 million, maturing in November 2019. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan bears interest at floating rates based on Bankers’ acceptance rate or Canadian prime rate, plus a premium determined by a leverage ratio. The term loan provides for quarterly amortization payments commencing on December 20, 2015. The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. They are secured by liens on all of its movable assets and an immovable hypothec on its Head Office building. As of December 31, 2016 and 2015, no amount had been drawn on the revolving credit facility, and as of December 31, 2016, $69.6 million was outstanding on the term loan ($73.8 million in 2015).

On December 31, 2016, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2017	$20.9
2018	19.2
2019	56.8
2020	442.5
2021	834.5
2022 and thereafter	4,296.0

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

20.	OTHER LIABILITIES

	Note	2016	2015

Defined benefit plans	28	$132.6	$146.4
Deferred revenue		20.7	18.9
Stock-based compensation[1]	22	12.1	9.7
Other		37.4	28.8

		$202.8	$203.8

[1]	The current $17.2 million portion of stock-based compensation is included in accounts payable and accrued charges ($9.4 million in 2015) (note 17).

21.	CAPITAL STOCK

(a)	Authorized capital stock

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

21.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2014	103,251,500	$4,116.1
Redemption	(7,268,324)	(289.7)
Reduction of paid-up capital	—	(25.0)

Balance as of December 31, 2015	95,983,176	$3,801.4
Reduction of paid-up capital	—	(100.0)

Balance as of December 31, 2016	95,983,176	$3,701.4

In 2016, the Corporation reduced its paid-up capital for a total cash consideration of $100.0 million ($25.0 million in 2015).

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

(c)	Cumulative First Preferred Shares

As of December 31, 2015, 430,000 Preferred G Shares were issued and outstanding for an amount of $430.0 million. All Cumulative First Preferred Shares were owned by subsidiaries of the Corporation and were eliminated on consolidation. In 2016, all Preferred G Shares were repurchased.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS

(a)	Quebecor plans

(i)	Stock option plan

Under a stock option plan established by the parent corporation, 13,000,000 Class B Shares of the parent corporation have been set aside for directors, officers, senior employees, and other key employees of Quebecor and the Corporation. The exercise price of each option is equal to the weighted average trading price of the parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

The following table gives details on changes to outstanding options for the years ended December 31, 2016 and 2015:

	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning and end of year	680,000	$25.37	680,000	$25.37

Vested options at end of year	131,666	$23.55	50,000	$22.23

The following table gives summary information on outstanding options as of December 31, 2016:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$22.23 to 30.24	680,000	7.18	$25.37	131,666	$23.55

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(ii)	Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan for the years ended December 31, 2016 and 2015:

	2016		2015
	Units	Weighted average exercise price	Units	Weighted average exercise price

Balance at beginning of year	738,174	$28.68	401,759	$26.22
Granted	—	—	336,415	31.62
Exercised	(24,361)	21.78	—	—

Balance at end of year	713,813	$28.92	738,174	$28.68

During the year ended December 31, 2016, a cash consideration of $0.3 million was paid upon the exercise of 24,361 units.

(iii)	Deferred share unit plan

The Quebecor DSU plan is for the benefit of Quebecor and the Corporation’s directors. Under this plan, each director receives a portion of his/her compensation in the form of DSUs, such portion representing at least 50% of the annual retainer which could be less upon reaching the minimum shareholding threshold set out in the policy regarding the minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a DSU is based on the weighted average trading price of the Corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on the Corporation’s Class B Shares. Subject to certain limitations, the DSUs will be redeemed by the Corporation when the director ceases to serve as a director of the Corporation. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of the Corporation’s Class B Shares on the date of redemption. As of December 31, 2016 and 2015, the total number of DSUs outstanding under this plan was 45,018 and 29,424, respectively.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of the Corporation have been set aside for officers, senior employees, directors, and other key employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise, or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Human Resources and Corporate Governance decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2016 and 2015:

	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,482,494	$60.44	1,631,959	$55.15
Granted	—	—	369,500	70.56
Exercised	(399,689)	56.48	(480,165)	50.35
Cancelled	(101,900)	63.79	(38,800)	59.01

Balance at end of year	980,905	$61.71	1,482,494	$60.44

Vested options at end of year	163,550	$54.90	244,261	$51.44

During the year ended December 31, 2016, 399,689 of the Corporation’s stock options were exercised for a cash consideration of $6.5 million (480,165 stock options for $9.5 million in 2015).

The following table gives summary information on outstanding options as of December 31, 2016:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$37.91 to 53.40	85,700	3.39	$46.32	68,500	$44.90
$57.35 to 70.56	895,205	7.28	63.18	95,050	62.11

$37.91 to 70.56	980,905	6.94	$61.71	163,550	$54.90

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan

Under this stock option plan, 2,200,000 TVA Group Class B Shares have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised.

The following table gives details on changes to outstanding options for the years ended December 31, 2016 and 2015:

	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	463,371	$13.30	525,368	$15.25
Granted	—	—	80,000	6.85
Cancelled	—	—	(82,366)	13.68
Expired	(105,739)	15.29	(59,631)	21.28

Balance at end of year	357,632	$12.71	463,371	$13.30

Vested options at end of year	283,632	$14.11	369,371	$14.81

The following table gives summary information on outstanding options as of December 31, 2016:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$6.85 to 11.83	100,000	7.94	$7.47	26,000	$7.80
$11.84 to 14.75	257,632	0.85	14.75	257,632	14.75

$6.85 to 14.75	357,632	2.83	$12.71	283,632	$14.11

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Deferred share unit and performance share unit plans

On July 10, 2016, TVA Group established a DSU plan and a PSU plan for its employees based on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2016, 159,499 DSUs and 212,671 PSUs were outstanding under these plans.

On July 13, 2016, Quebecor also established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”) and, in the case of the DSU plan, also on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2016, 64,471 DSUs based on Quebecor Class B Shares, 31,823 DSUs based on TVA Group Class B Shares and 81,075 PSUs based on Quebecor Class B Shares were outstanding under these plans.

(e)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2016 and 2015:

December 31, 2016	Quebecor	Quebecor Media	TVA Group
Risk-free interest rate	1.25%	1.10%	0.91%
Distribution yield	0.48%	1.33%	—%
Expected volatility	19.27%	18.93%	35.48%
Expected remaining life	4.0 years	3.0 years	1.9 years

December 31, 2015	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	0.95%	0.80%	0.68%
Distribution yield	0.42%	1.50%	—%
Expected volatility	20.86%	19.30%	67.83%
Expected remaining life	5.0 years	3.6 years	1.8 years

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

(f)	Liability of vested options

As of December 31, 2016, the liability for all vested options was $5.7 million as calculated using the intrinsic value ($5.0 million as of December 31, 2015).

(g)	Consolidated stock based compensation charge

For the year ended December 31, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $16.3 million ($6.5 million in 2015 and $8.0 million in 2014, of which a net reversal of the charge of $0.3 million in 2015 and a charge of $1.0 million in 2014 were presented as part of discontinued operations).

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2013	$1.7	$(21.9)	$(10.6)	$(30.8)
Other comprehensive loss	(1.7)	(17.5)	(34.6)	(53.8)

Balance as of December 31, 2014	—	(39.4)	(45.2)	(84.6)
Other comprehensive loss	—	(31.7)	(19.7)	(51.4)

Balance as of December 31, 2015	—	(71.1)	(64.9)	(136.0)
Other comprehensive (loss) income	—	(15.1)	21.6	6.5

Balance as of December 31, 2016	$—	$(86.2)	$(43.3)	$(129.5)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2-year period.

24.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, broadcasting rights, and to pay royalties. Rent payments include an amount of $57.0 million for future payments to the parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2017	$53.0	$197.7
2018 to 2021	119.3	477.3
2022 and thereafter	113.8	528.8

The Corporation’s operating lease expenses amounted to $67.1 million in 2016 ($71.2 million in 2015 and $73.6 million in 2014, of which $6.0 million in 2015 and $14.7 million in 2014 were presented as part of discontinued operations).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

25.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms), and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2016, the maximum exposure with respect to these guarantees was $24.2 million and no liability has been recorded in the consolidated balance sheet.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought

Videotron
Less than 1 year	1.3249		$220.2	US$	166.2
2017[1]	1.3849	US$	260.0		$360.1

[1]	See footnote 1 below “Cross-currency interest rate swaps” table.

(ii)	Interest rate swaps

Maturity	Notional amount	Pay/ receive	Fixed rate	Floating rate

TVA Group
2017	$33.0	Pay fixed/ Receive floating	2.03%	Bankers’ acceptances 1 month

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(iii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	338.6	Bankers’ acceptance 3 months + 2.77%	1.0346
Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[1]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

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

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2016 and 2015 are as follows:

	2016		2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(5,669.9)	$(5,835.5)	$(5,836.6)	$(5,838.6)

Derivative financial instruments[3]
Early settlement options	0.4	0.4	1.0	1.0
Foreign exchange forward contracts[4]	2.5	2.5	9.3	9.3
Interest rate swaps	(0.3)	(0.3)	(0.8)	(0.8)
Cross-currency interest rate swaps[4]	806.5	806.5	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $808.7 million as of December 31, 2016 ($953.7 million as of December 31, 2015).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2016, 13.0% of trade receivables were 90 days past their billing date (10.4% as of December 31, 2015) of which 32.5% had an allowance for doubtful accounts (40.4% as of December 31, 2015).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2016 and 2015:

	2016	2015

Balance at beginning of year	$23.0	$21.8
Charged to income	36.1	32.1
Utilization	(31.0)	(30.9)

Balance at end of year	$28.1	$23.0

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk-management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis, but at least quarterly.

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2016 (7.0 years as of December 31, 2015).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, share repurchases, dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2016, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$18.9	$18.9	$—	$—	$—
Accounts payable and accrued charges	690.9	690.9	—	—	—
Long-term debt[1]	5,669.9	20.9	76.0	1,277.0	4,296.0
Interest payments[2]	1,720.8	238.9	564.8	511.6	405.5
Derivative instruments[3]	(841.5)	(17.9)	1.0	(98.0)	(726.6)

Total	$7,259.0	$951.7	$641.8	$1,690.6	$3,974.9

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2016.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2016, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures, and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2016 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$2.0	$43.0
Decrease of $0.10	(2.0)	(43.0)

A variance of $0.10 in the 2016 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $4.0 million on unhedged purchase of goods and services in 2016 and $6.5 million on unhedged acquisitions of tangible and intangible assets in 2016.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2016, after taking into account the hedging instruments, long-term debt was comprised of 83.7% fixed-rate debt (82.8% in 2015) and 16.3% floating-rate debt (17.2% in 2015).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2016 was $7.9 million.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2016, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(2.4)	$(37.3)
Decrease of 100 basis points	2.4	37.3

(f)	Capital management

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2016 and 2015 is as follows:

	2016	2015

Bank indebtedness	$18.9	$33.8
Long-term debt	5,638.1	5,800.6
Derivative financial instruments	(808.7)	(953.7)
Cash and cash equivalents	(20.7)	(18.6)

Net liabilities	4,827.6	4,862.1
Equity	$1,681.2	$1,432.8

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

27.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2016	2015	2014
Salaries and short-term benefits	$9.3	$9.9	$10.4
Share-based compensation	9.3	4.1	1.2
Other long-term benefits	1.3	1.4	7.0

	$19.9	$15.4	$18.6

Operating transactions

During the year ended December 31, 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $9.0 million ($12.3 million in 2015 and $11.7 million in 2014), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $3.0 million ($3.3 million in 2015 and 2014). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2016, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($2.0 million in 2015 and $2.2 million in 2014), and incurred management fees of $2.6 million ($2.2 million in 2015 and $2.0 million in 2014) with shareholders.

Tax transactions

In 2016, the parent corporation transferred $22.1 million of non-capital losses ($33.4 million in 2015 and $12.5 million in 2014) to the Corporation in exchange for a cash consideration of $5.6 million ($8.4 million in 2015 paid in 2016 and $3.1 million in 2014). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2016 ($0.6 million in 2015 and $0.3 million in 2014).

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, various final-pay plans with indexation features from zero to 2%, as well as defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future payment of amortization payments when the funding ratio of the pension plans insufficient as defined by the relevant provincial and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, members of the Corporation’s management and independent members or by the Corporation, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2016 and 2015:

	Pension benefits		Postretirement benefits
	2016	2015	2016	2015

Change in benefit obligations
Benefit obligations at the beginning of the year	$1,220.3	$1,169.3	$69.2	$65.2
Service costs	34.9	36.4	1.8	1.7
Interest costs	49.3	48.5	2.8	2.7
Plan participants’ contributions	11.9	13.1	—	—
Actuarial loss (gain) arising from:
Financial assumptions	20.6	19.8	1.4	1.3
Participant experience	(0.5)	6.0	—	—
Benefits and settlements paid	(62.2)	(65.8)	(1.8)	(1.7)
Curtailment, amendments and other	0.6	(7.0)	—	—

Benefit obligations at the end of the year	$1,274.9	$1,220.3	$73.4	$69.2

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,164.8	$1,115.6	$—	$—
Actual return on plan assets	98.0	62.2	—	—
Employer contributions	34.2	42.6	1.8	1.7
Plan participants’ contributions	11.9	13.1	—	—
Administrative fees	(2.3)	(2.9)	—	—
Benefits and settlements paid	(62.2)	(65.8)	(1.8)	(1.7)

Fair value of plan assets at the end of the year	$1,244.4	$1,164.8	$—	$—

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2016, the weighted average duration of defined benefit obligations was 16.2 years (16.0 years in 2015). The Corporation expects future benefit payments of $64.6 million in 2017.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2016	2015
Equity securities:
Canadian	23.6%	21.4%
Foreign	31.9	33.8
Debt securities	41.2	42.3
Other	3.3	2.5

	100.0%	100.0%

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

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2016	2015	2016	2015

Benefit obligations	$(1,274.9)	$(1,220.3)	$(73.4)	$(69.2)
Fair value of plan assets	1,244.4	1,164.8	—	—

Plan deficit	(30.5)	(55.5)	(73.4)	(69.2)
Asset limit and minimum funding adjustment	(19.8)	(21.7)	—	—

Net amount recognized[1]	$(50.3)	$(77.2)	$(73.4)	$(69.2)

[1]

The net amount recognized for 2016 consists of an asset of $8.9 million included in Other assets (note 16) (none in 2015) and a liability of $132.6 million included in “Other Liabilities” (note 20) ($146.4 million in 2015).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2016	2015	2014	2016	2015	2014
Actuarial loss on benefit obligations	$(20.1)	$(25.8)	$(145.8)	$(1.4)	$(1.3)	$(8.7)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	51.8	16.2	71.7	—	—	—
Asset limit and minimum funding adjustment	2.8	(17.3)	29.8	—	—	—

Re-measurements gain (loss) recorded in other comprehensive income	$34.5	$(26.9)	$(44.3)	$(1.4)	$(1.3)	$(8.7)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2016	2015	2014	2016	2015	2014

Employee costs:
Service costs	$34.9	$36.4	$31.4	$1.8	$1.7	$1.1
Administrative fees, curtailment and other	3.0	(2.8)	3.7	—	—	—
Interest on net defined benefit liability	3.9	3.0	2.1	2.8	2.4	2.5

Net benefit costs [1]	$41.8	$36.6	$37.2	$4.6	$4.1	$3.6

[1]	Net benefit gains of $6.0 million in 2015 and net benefit costs of $5.1 million in 2014 were presented as part of discontinued operations.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $16.8 million in 2016 ($16.0 million in 2015 and $15.3 million in 2014), of which $0.4 million in 2015 and $1.5 million in 2014 are presented as part of discontinued operations.

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $30.1 million in 2017, based on the most recent financial actuarial reports filed (contributions of $36.0 million were paid in 2016).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2016, 2015 and 2014 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2016	2015	2014	2016	2015	2014

Benefit obligations
Rates as of year-end:
Discount rate	3.90%	4.00%	4.10%	3.90%	4.00%	4.10%
Rate of compensation increase	3.00	3.00	3.00	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.00%	4.10%	4.90%	4.00%	4.10%	4.90%
Rate of compensation increase	3.00	3.00	3.00	3.00	3.00	3.00

The assumed average retirement age of participants used was of 62 years in 2016, 2015 and 2014.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 6.5% at the end of 2016. These costs, as per the estimate, are expected to decrease gradually over the next 8 years to 4.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $19.7 million and the postretirement benefits obligation by $1.5 million as of December 31, 2016. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

29.	DISCONTINUED OPERATIONS

2015

•	In February 2015, the Corporation closed its specialty channel, SUN News.

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

•

On September 27, 2015, the Corporation completed the sale of Archambault Group Inc.’s retail operations, consisting of the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for a cash consideration consisting of $14.5 million, less cash disposed of $1.1 million, and a balance of $3.0 million received in 2016.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

29.	DISCONTINUED OPERATIONS (continued)

The results of operations and cash flows related to those businesses were reclassified as discontinued operations in the consolidated statements of income, comprehensive income and cash flows as follows:

Consolidated statements of income and comprehensive income

	2015	2014
Revenues	$194.1	$723.2
Employee costs	54.3	264.2
Purchase of goods and services	133.2	375.3
Depreciation and amortization	2.0	31.0
Financial expenses	0.2	1.2
Restructuring of operations and other items	23.9	13.3
Impairment of goodwill	—	160.0

Loss before income taxes	(19.5)	(121.8)
Current income taxes	(1.1)	9.4
Deferred income taxes	(2.3)	(0.1)
(Loss) gain on disposal of businesses	(3.6)	49.5

Loss from discontinued operations	(19.7)	(81.6)
Other comprehensive loss:
Loss on translation of net investments in foreign operations	—	(1.7)
Defined benefit plans:
Re-measurement loss	—	(7.9)
Deferred income taxes	—	2.0

	—	(7.6)

Comprehensive loss from discontinued operations	$(19.7)	$(89.2)

Consolidated statements of cash flows

	2015	2014
Cash flows related to operating activities	$(21.3)	$71.2
Cash flows related to investing activities	(1.2)	0.7

Cash flows (used in) provided by discontinued operations	$(22.5)	$71.9

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Non-consolidated condensed statements of income and comprehensive income

	2016	2015	2014

Revenues:
Dividends	$282.0	$744.1	$445.0
Management fees	59.9	55.9	57.2
Interest	0.1	1.9	0.7
Other	52.3	50.7	52.1

	394.3	852.6	555.0
General and administrative expenses	121.7	111.4	117.8
Depreciation and amortization	3.3	2.4	1.1
Financial expenses	138.9	131.8	145.1
Impairment and disposal of investments in subsidiaries	73.3	102.8	236.7
Loss on notes receivable from subsidiaries	14.8	—	—
Loss (gain) on valuation and translation of financial instruments	—	3.2	(0.4)
Gain on debt refinancing	—	—	(2.7)
Other	2.0	8.1	5.7

Income before income taxes	40.3	492.9	51.7
Income taxes	1.7	7.1	10.9

Net income	38.6	485.8	40.8
Other comprehensive loss	(3.3)	(8.5)	(17.8)

Comprehensive income	$35.3	$477.3	$23.0

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2016	2015	2014

Cash flows related to operations
Net income	$38.6	$485.8	$40.8
Depreciation and amortization	3.3	2.4	1.1
Impairment and disposal of investments in subsidiaries	73.3	102.8	236.7
Loss on notes receivable from subsidiaries	14.8	—	—
Loss (gain) on valuation and translation of financial instruments	—	3.2	(0.4)
Amortization of financing costs and long-term debt discount	2.8	2.7	3.8
Gain on debt refinancing	—	—	(2.7)
Deferred income taxes	1.8	8.0	8.4
Other	(0.3)	0.5	—

Net change in non-cash balances related to operations	7.5	(70.8)	(41.3)

Cash flows provided by operations	141.8	534.6	246.4

Cash flows related to investing activities
Net change in investments in subsidiaries	(63.5)	(380.8)	(20.5)
Proceeds from disposal of subsidiaries	—	301.5	211.7
Acquisition of tax deductions from the parent corporation	(14.0)	—	(3.1)
Other	3.9	(13.1)	(13.5)

Cash flows (used in) provided by investing activities	(73.6)	(92.4)	174.6

Cash flows related to financing activities
Net change in bank indebtedness	(8.1)	10.6	—
Net change under revolving facilities	(2.8)	2.0	—
Repayment of long-term debt	(3.6)	(14.3)	(433.7)
Settlement of hedging contracts	5.2	2.9	53.8
Repurchase of Common Shares	—	(500.2)	—
Repurchase of redeemable preferred shares issued to subsidiaries	(430.0)	—	(1,200.0)
Dividends and reduction of paid-up capital	(100.0)	(100.0)	(100.0)
Net change in subordinated loans from subsidiaries	(2,768.0)	2,003.0	20.0
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	3,199.0	(1,907.5)	1,076.0
Net change in advances to or from subsidiaries	40.1	0.2	82.3

Cash flows used in financing activities	(68.2)	(503.3)	(501.6)

Net change in cash and cash equivalents	—	(61.1)	(80.6)
Cash and cash equivalents at the beginning of the year	—	61.1	141.7

Cash and cash equivalents at the end of the year	$—	$—	$61.1

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

30.	NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2016	2015

Assets
Current assets	$168.0	$169.6
Investments in subsidiaries at cost	2,527.9	2,539.3
Advances to subsidiaries	21.5	16.0
Convertible obligations, subordinated loans and notes receivable – subsidiaries	425.0	3,638.8
Other assets	427.3	619.4

	$3,569.7	$6,983.1

Liabilities and equity
Current liabilities	$59.7	$69.1
Long-term debt	2,402.0	2,456.5
Advances from subsidiaries	146.4	100.8
Other liabilities	45.1	177.5
Subordinated loan from subsidiaries	425.0	3,193.0
Redeemable preferred shares issued to subsidiaries	—	430.0
Equity attributable to shareholders	491.5	556.2

	$3,569.7	$6,983.1