Form 20-F
period 2017-12-31
QUEBECOR MEDIA INC
filed 2018-03-27
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ... ...

For the transition period from                       to

Commission file number:  333-13792

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

5¾% Senior Notes due January 2023
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

95,441,277 Common Shares

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing (2015) Inc.; all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc.; all references to “MediaQMI” are references to our wholly-owned subsidiary MediaQMI Inc.; all references to “CEC Publishing” are references to our wholly-owned subsidiary CEC Publishing Inc.; all references to “Sogides Group” are references to our wholly-owned subsidiary Sogides Group Inc.; all references to “Select Music” are references to our wholly-owned subsidiary Select Music Inc; all references to “4Degrees” are references to 4Degrees Colocation Inc.; all references to “NumériQ” are references to NumériQ Inc.; and all references to “Fibrenoire” are references to Fibrenoire Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc., all references to “Capital CDPQ” are refererences to CDP Capital d’Amérique Investissements inc. and all references to “CDPQ” are references to Caisse de dépôt et de placement du Québec.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 5¾% Senior Notes due 2023 originally issued on October 11, 2012 and our 6 5/8% Senior Notes due 2023 originally issued on October 11, 2012.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, Numeris, Newspapers Canada, the Alliance for Audited Media, Vividata and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Industry and company data is approximate and may reflect rounding in certain cases.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the Q3 2017 Vividata study (the “Vividata Study”), the most recent available survey for 2017, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine. Market share and audiometry information for French speaking viewers in the Province of Québec is based on a survey conducted by Numeris and referenced as Numeris — French Quebec, January 1 to December 31, 2017, Mon-Sun, 2:00 — 2:00, All 2+.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

We provide a definition of adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”) under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects — Key Performance Indicator”. We also provide a definition of adjusted operating income in footnote 2 to the tables under “Item 3. Key Information — A. Selected Financial Data”, and a reconciliation of adjusted operating income to the most directly comparable financial measure under IFRS under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and in footnote 2 to the tables under “Item 3. Key Information — A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operating activities in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2017.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period daily exchange rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 22, 2018, the daily exchange rate was CAN$1.00 equals US$0.7747. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2017	0.7708	0.8245	0.7276	0.7971
December 31, 2016	0.7548	0.7972	0.6854	0.7448
December 31, 2015	0.7820	0.8527	0.7148	0.7225
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402

Month Ended:	Average(2)	High	Low	Period End

March 2018 (through March 22, 2018)	0.7724	0.7794	0.7641	0.7747
February 28, 2018	0.7946	0.8138	0.7807	0.7807
January 31, 2018	0.8047	0.8135	0.7978	0.8135
December 31, 2017	0.7831	0.7971	0.7760	0.7971
November 30, 2017	0.7832	0.7885	0.7759	0.7759
October 31, 2017	0.7935	0.8018	0.7756	0.7756
September 30, 2017	0.8142	0.8245	0.8013	0.8013

(1)    For years 2013 to 2016, the average of the daily noon rates for each day during the applicable year. For year 2017, the average of the daily exchange rates for each day during the year.

(2)    The average of the daily exchange rates for each day during the applicable month.

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

v

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information — Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information — Documents on Display” of this annual report.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A -                                Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2017, 2016, 2015, 2014 and 2013 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2017. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 are not included in this annual report. Our consolidated financial statements as at December 31, 2017, 2016, 2015, 2014 and 2013 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 is included in this annual report.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year Ended December 31,
	2017	2016	2015	2014	2013
		(1)	(1)	(1)	(1)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$3,285.1	$3,151.8	$3,007.0	$2,837.3	$2,726.0
Media	769.9	789.2	812.7	704.2	727.0
Sports and Entertainment	181.3	185.0	187.6	168.2	176.6
Inter-segment	(113.9)	(109.4)	(116.5)	(89.9)	(79.8)
	4,122.4	4,016.6	3,890.8	3,619.8	3,549.8

Employee costs	(706.2)	(707.9)	(694.4)	(650.6)	(659.5)
Purchase of goods and services	(1,820.8)	(1,810.9)	(1,755.6)	(1,564.0)	(1,502.7)
Depreciation and amortization	(709.8)	(650.4)	(691.0)	(658.3)	(621.3)
Financial expenses	(283.4)	(302.9)	(309.2)	(323.8)	(360.2)
Loss on valuation and translation of financial instruments	(2.4)	(2.1)	(3.8)	(3.1)	(244.4)
Restructuring of operations, litigation and other items	(17.2)	(28.5)	117.2	(49.6)	(10.5)
Gain on sale of spectrum licences	330.9	—	—	—	—
Impairment of goodwill and other assets	(43.8)	(40.9)	(230.7)	(81.0)	(26.4)
Loss on debt refinancing	(15.6)	(7.3)	(12.1)	(18.7)	(18.9)
Income taxes	(133.3)	(126.3)	(104.1)	(102.3)	(41.7)
Gain (loss) from discontinued operations	14.6	—	(19.7)	(81.6)	(216.6)

Net income (loss)	$735.4	$339.4	$187.4	$86.8	$(152.4)
Income (loss) from continuing operations attributable to:
Shareholders	$725.6	$352.0	$225.7	$186.1	$54.6
Non-controlling interests	(4.8)	(12.6)	(18.6)	(17.7)	9.6
Net income (loss) attributable to:
Shareholders	740.2	352.0	207.6	107.6	(159.6)
Non-controlling interests	(4.8)	(12.6)	(20.2)	(20.8)	7.2

OTHER FINANCIAL DATA AND RATIO:
Adjusted operating income(2) (unaudited)	$1,595.4	$1,497.8	$1,440.8	$1,405.2	$1,387.6
Additions to property, plant, equipment and intangible assets other than spectrum licenses	747.2	847.4	820.0	743.7	622.0
Additions to spectrum licenses	—	—	219.0	217.4	15.9
Comprehensive income (loss)	804.8	348.6	135.0	28.7	(103.5)
Comprehensive income (loss) attributable to:
Shareholders	809.3	358.5	156.2	53.8	(123.3)
Non-controlling interests	(4.5)	(9.9)	(21.2)	(25.1)	19.8

Ratio of earnings to fixed charges or coverage deficiency(3) (unaudited)	3.9x	2.5x	1.9x	1.6x	(119.0)

	As at December 31,
	2017	2016	2015	2014	2013
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$864.9	$20.7	$18.6	$395.3	$476.6
Total assets	9,644.9	9,217.4	9,229.9	9,036.7	8,970.3
Total debt (current and long-term portions)	5,311.7	5,638.1	5,800.6	5,201.8	4,976.0
Capital stock	3,630.8	3,701.4	3,801.4	4,116.1	4,116.1
Equity attributable to shareholders	2,255.8	1,590.4	1,331.9	1,759.4	1,805.7
Dividends or distributions to shareholders	100.0	100.0	100.0	100.0	100.0
Number of common shares outstanding	95.4	96.0	96.0	103.3	103.3

(1)    In 2017, the Corporation changed its organisational structure and, as a result, the book publishing and distribution activities as well as the music production and distribution activities that were previously presented in the Media segment are now presented in the Sports and Entertainment segment. Prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

(2)    Adjusted operating income is not required by or recognized under IFRS. We define adjusted operating income, as reconciled to net income (loss), as net income (loss) before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and gain (loss) from discontinued operations. Adjusted operating income is not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our parent corporation, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its business segments. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in our segments. We use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Financial Measures and Key Performance Indicator”. Our adjusted operating income is calculated from and reconciled to net income (loss) under IFRS for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 in the table below:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions)
Reconciliation of adjusted operating income to net income (loss)

Adjusted operating income
Telecommunications	$1,534.0	$1,449.4	$1,385.8	$1,353.2	$1,292.8
Media	69.3	53.9	60.1	50.4	86.4
Sports and Entertainment	6.2	2.3	(1.6)	5.3	8.3
Head office	(14.1)	(7.8)	(3.5)	(3.7)	0.1
	1,595.4	1,497.8	1,440.8	1,405.2	1,387.6
Depreciation and amortization	(709.8)	(650.4)	(691.0)	(658.3)	(621.3)
Financial expenses	(283.4)	(302.9)	(309.2)	(323.8)	(360.2)
Loss on valuation and translation of financial instruments	(2.4)	(2.1)	(3.8)	(3.1)	(244.4)
Restructuring of operations, litigation and other items	(17.2)	(28.5)	117.2	(49.6)	(10.5)
Gain on sale of spectrum licences	330.9	—	—	—	—
Impairment of goodwill and other assets	(43.8)	(40.9)	(230.7)	(81.0)	(26.4)
Loss on debt refinancing	(15.6)	(7.3)	(12.1)	(18.7)	(18.9)
Income taxes	(133.3)	(126.3)	(104.1)	(102.3)	(41.7)
Gain (loss) from discontinued operations	14.6	—	(19.7)	(81.6)	(216.6)

Net income (loss)	$735.4	$339.4	$187.4	$86.8	$(152.4)

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

Unlike us, OTT service providers are not subject to CRTC’s regulations and do not have to contribute financially to the Canadian traditional television business model or Internet infrastructure. Furthermore, foreign providers with no Canadian place of business are not required to charge federal and provincial sales tax. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial condition and results of operations. On September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years. As part of this arrangement, the Federal Government has decided not to impose the Goods and Services Tax (GST) on Netflix’s services. Given that our clients must pay GST when they purchase our services, this decision could place us at a competitive disadvantage.

In our Internet access business, we compete against other ISPs offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering download speeds comparable to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third-party ISP competitors for them to provide retail Internet access services. These third-party ISP competitors may also provide telephony, television services, IPVS and networking applications. Certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of telephony, television services, Voice over Internet Protocol (“VoIP”) and Internet communications, including competitors that are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

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

Also, the Internet, through wireline or cable and mobile devices, is an important broadcasting and distribution platform. In addition, mobile operators, with the development of their Long-Term Evolution (also known as “LTE”) networks, offer wireless and fixed wireless Internet services. Finally, our VoIP telephony service also competes with Internet-based solutions.

Moreover, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet, residential and mobile telephony services). Should we fail to keep our existing customers and lose them to such competitors, we may end up losing a subscriber for each of our services as a result of our bundling strategy. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition, and results of operations.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development needs.

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

The continuous technological improvements to the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our Media segment business’ existing television subscriber base from our services to new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our other services.

We may not be able to successfully compete with existing or newly developed alternative technologies, such as fifth-generation (5G) telecommunication technologies, Software-defined networking (SDN), Network function virtualization (NFV) and virtual reality technologies, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementations may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition and results of operations.

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

Our mobile telephony business model is based substantially on subsidizing the cost of subscriber handsets, similar to other Canadian wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could negatively impact our business, prospects, revenues, financial condition and results of operations.

Also, with the introduction of the CRTC’s Wireless Code in 2013 and its revision in 2017, limiting wireless term contracts to two years and eliminating device locking, the number of BYOD customers with no-term contracts has increased. Such customers are under no contractual obligation to remain with us, this could have a material adverse effect on our churn rate and, consequently, on our business, prospects, revenues, financial condition and results of operations.

Our inventory may become obsolete.

Our various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If we cannot effectively manage inventory levels based on product demand, or minimum order quantities from our suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on our business, financial condition and results of operations.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to expand and maintain our networks, systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television, Internet of Things, IPTV and television everywhere/every platform requiring Internet protocol delivery technology, the introduction of virtual reality, as well as the cost of our mobile services infrastructure deployment, maintenance and enhancement.

New technologies in the telecommunication industry are evolving faster than the historical investment cycle in the industry. The introduction of new technologies and their pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of our existing assets.

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

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage and which may have a material adverse effect on our business and prospects.

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

The recent trend towards mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to abandon and substitute wire and cable television for Internet access services in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our OTT entertainment platforms, which could have a material adverse effect on our business, prospects, revenues, results of operations and financial condition.

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home. In addition, some content on the Internet, such as videos, is available at a higher bandwidth for which HD, as opposed to standard definition, has become the norm. OTT service providers have recently started streaming UHD content which uses even more bandwidth than HD content. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, can adopt new technologies that reduce costs or implement other cost-reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in loss of clients, price increases or reduced profitability.

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

In addition, our expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, prospects, results of operations and financial condition. Furthermore, if we are not successful in managing our growth, or if we are required to incur significant or unforeseen costs, our business, prospects, results of operations and financial condition could be adversely affected.

We may not be successful in the development of our Sports and Entertainment business.

We have made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant capital expenditures and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following risks: that management may not be able to successfully manage the development of our Sports and Entertainment business; that the development of our Sports and Entertainment business may place significant demands on management, diverting attention from existing operations; that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; that we will not be able to achieve the benefits we expect from our investments in the development of our Sports and Entertainment business; and the risk associated with a failure to make continued investments in our Sports and Entertainment business in order to respond to consumer trends and demands, which could adversely affect our ability to compete in the sports and entertainment industry.

The implementation of changes to the structure of our business may be more expensive than expected and we may not gain all the anticipated benefits.

We have and will continue to implement changes to the structure of our business due to many factors, such as the necessity of a corporate restructuring, a system replacement or upgrade, a process redesign, and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may lead to greater-than-expected operational challenges and costs, expenses, customer loss, and business disruption for us, which could adversely affect our business and our ability to gain the anticipated benefits.

We depend on key personnel and our inability to retain skilled employees may have an adverse effect on our business, prospects, results of operations and financial condition.

Our success depends to a large extent on the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance, maintain content quality, continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our Media segment faces substantial competition for advertising and circulation revenues/audience.

Advertising revenue is the primary source of revenue for our Media segment. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail and national advertising revenues of our media properties. Since a significant portion of our advertising revenues is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our Media segment. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenues.

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

The newspaper and magazine industry is experiencing structural changes, including the growing availability of free access to content, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising industry as well as the declining frequency of regular newspaper and magazine buying, particularly among young people, who increasingly rely on non-traditional media as a source for news and information. As a result, competition for advertising spend and circulation revenues comes not only from other newspapers and traditional media, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) for readers and advertisers.

While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers and to slow down the decline of our circulation base, such as investments in the re-design and overhaul of our newspaper and magazine websites and the publication of e-editions of a number of our newspapers and magazines, we may not be successful in converting our advertising revenues or in transferring our audience to our new digital products. The ability of our Media segment to succeed over the long-term depends on various factors, including our ability to attract advertisers and readers (including subscribers) to our online sites. Our new initiatives developed to generate additional revenues from our websites (such as digital platform advertising) may not be accepted by users and consequently, may negatively affect online traffic. In addition, we can provide no assurance that we will be able to recover the costs associated with the implementation of these initiatives through increased circulation, advertising and digital revenues.

In broadcasting, the proliferation of television channels, progress in mobile and wireless technology, the migration of television audiences to the Internet, including social networks, and the viewing public’s increased control over the manner, content and timing of their media consumption through personal video recording devices, have all contributed to the fragmentation of the television viewing audience and to a more challenging advertising sales environment. For example, the increased availability of personal video recording devices and video programming on the Internet, as well as the increased access to various media through mobile devices, may each have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis, or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenues we receive. Delayed viewing and advertisement skipping have the potential to become more common as the penetration of personal video recording devices increases and content becomes increasingly available via Internet sources. If the broadcasting market continues to fragment, our audience share levels and our advertising revenues, our business, prospects, results of operations and financial condition could be materially adversely affected.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services depends in large part on our ability to distribute, on our platforms, a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass rate increases through to our customers could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We provide our cable television, Internet access, cable telephony and mobile telephony services through a primary headend and through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyberattacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications, media and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our data centres, systems, infrastructure, networks and processes, including those of our suppliers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our data centres, systems, infrastructure, networks and processes, we cannot assure that our data centres, systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

In addition, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our data centres and information assets as well as efforts to improve the overall governance over information security and the controls within our IT systems, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or our business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

We store and process increasingly large amounts of personally identifiable information of our clients, employees or our business partners. We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or our business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

Products and services supplied to us by third-party suppliers may contain latent security issues, including, but not limited to, software security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues could adversely impact our results of operations and financial condition.

Malicious and abusive Internet practices could impair our cable data and mobile data services as well as our fibre-optic connectivity business.

Our cable data, mobile data and fibre-optic connectivity business customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers, and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, mobile data or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, results of operations and financial condition.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable television, Internet access, OTT and telephony business, we may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our network, digital programming, and our Internet access services. We use encryption technology to protect our cable signals and OTT from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our network, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

We depend on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a single or limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business, including class actions. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial condition, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information — Legal Proceedings” in this annual report.

Our businesses depend on not infringing the intellectual property rights of others and on using and protecting our intellectual property rights.

We rely on our intellectual property, such as patents, copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other third parties, to use various technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our businesses as currently conducted. We may need to change our business practices if any of these events occur, which may limit our ability to compete effectively and could have an adverse effect on our results of operations. In the event that we believe any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from our businesses. Moreover, if we are unable to obtain or continue to obtain licenses from our vendors and other third parties on reasonable terms, our businesses could be adversely affected.

Piracy and other unauthorized uses of content are made easier, and the enforcement of our intellectual property rights more challenging, by technological advances. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. We may not have the ability in certain jurisdictions to adequately protect intellectual property rights. Moreover, others may independently develop processes and technologies that are competitive to ours. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Unauthorized use of our intellectual property rights may increase the cost of protecting these rights or reduce our revenues. We cannot be sure that any legal actions against such infringers will be successful, even when our rights have been infringed.

We may be adversely affected by strikes and other labour protests.

At December 31, 2017, 53% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently party to 31 collective bargaining agreements. We are not currently subject to any labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial condition, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of our collective bargaining agreements.

Our defined benefit pension plans are currently underfunded and our pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of our defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial condition. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations, and actuarial losses.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, certain mobile devices and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on our results of operations and financial condition.

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2017, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2017, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $557.7 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of our suppliers source their products out of the U.S., therefore, although we pay those suppliers in Canadian dollars, the prices we pay for such commodities or products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those commodities or products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations and financial condition.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial condition and prospects.

A failure to adopt an ethical business conduct may adversely affect our reputation.

Any failure or perceived failure to adhere to our policies, the law or ethical business practices could have a significant effect on our reputation and brands and could therefore negatively impact our financial performance. Our framework for managing ethical business conduct includes the adoption of a Code of Ethics which our directors and employees are required to acknowledge and agree to on a regular basis and, as part of an independent audit and security function, maintenance of a whistle-blowing hotline. There can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices.

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

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects, results of operations and financial condition.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, prospects, results of operations and financial condition.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Although the federal government eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the

Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC introduced some form of rate regulation following its commonly referred to as “Lets talk TV” public consultation on television broadcasting and distribution. Consequently, we must offer a reduced basic service at $25 since March 1, 2016 and offer all specialty services “à la carte”, since December 1, 2016. Moreover, the CRTC adopted a Wireless Code which regulates numerous aspects of the provision of retail wireless services and a new Television Service Provider Code which regulates numerous aspects of the provisions of retail television services, which became effective as of September 1, 2017. Finally, the CRTC, in response to a directive received from the Governor in Council, recently initiated a proceeding to consider whether to grant access to non-facilities-based wireless service providers, including those whose customers rely primarily on non-carrier WiFi networks (referred to as “Wi-Fi first service providers”), to the wholesale roaming service tariffs of the national wireless carriers; which could have the effect of introducing mandatory resale into the wireless marketplace, to the detriment of facilities-based wireless competitors. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation — Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on our customer buying practices and/or a material adverse effect on our business (including how we provide products and services), prospects, results of operations and financial condition. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

We may be adversely affected if we do not qualify for government programs or if such programs do not constitute sufficient incentives to producers.

We take advantage of several government programs designed to support production and distribution of televisual and cinematographic products and magazine publishing in Canada, including federal and provincial refundable tax credits. There can be no assurance that the local cultural incentive programs which we may access in Canada will continue to be available in the future or will not be reduced, amended or eliminated. Any future reductions or other changes in the policies or rules of application in Canada or in any of its provinces in connection with these government incentive programs, including any change in the Québec or the federal programs providing for refundable tax credits, could increase the cost of acquiring and producing Canadian programs which are required to be broadcast and which could have a material adverse effect on our results of operations and financial condition. Canadian content programming is also subject to certification by various agencies of the federal government. If programming fails to so qualify, we would not be able to use the programs to meet Canadian content programming obligations and might not qualify for certain Canadian tax credits and government incentives.

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

The successful tax credit model of Québec and other provinces in Canada has been copied by other jurisdictions around the world, including by many states in the United States of America. Some producers may select locations other than Québec to take advantage of tax credit programs they may conclude to be more or as attractive as those Québec offers. Other factors, such as director or star preference, may also have the effect of productions being shot in a location other than Québec and may therefore have a material adverse effect on our business, results of operations and financial condition.

ISED may not renew Videotron’s mobile spectrum licenses on acceptable terms, or at all.

Videotron’s AWS-1 licenses were issued in December 2008 for a 10-year term. The conditions of AWS-1 license renewal were the subject of a public consultation process that concluded on August 14, 2017. A separate public consultation process is expected to be initiated shortly regarding the licence fees to be paid during a renewal term. Decisions from both these processes are expected prior to the expiry of our initial 10-year licences.

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

If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will involve third-party ISPs provisioning their own regional transport services. They will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services. In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the tariff rates for the existing aggregated wholesale services. A second tariff proceeding is under way to set revised final rates for these services while work moves forward on implementing the disaggregated services. Rulings in both tariff proceedings are expected in the first half of 2018. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations. Some of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, for example, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, including electronic waste, recycling, soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability for us.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have recently implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require us to monitor and adjust our practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on our reputation and brands.

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

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or product liability lawsuits that might arise or have arisen. Any of these could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. Videotron is currently a defendant, along with all other major wireless providers in the Province of Québec, in an authorization demand for a class action on this particular concern.

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2017, we had $5.31 billion of consolidated long-term debt (long-term debt plus bank indebtedness). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2017, we had approximately $1.42 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 20 to our audited consolidated financial statements for the year ended December 31, 2017 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of our or their control. If the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us, as dividends or otherwise, are not sufficient for us, we may not be able to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We can provide no assurance that any such alternative refinancing would be possible; that any assets could be sold, or, if sold, the timing of the sales and the amount of proceeds realized from those sales; that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

ITEM 4 — INFORMATION ON THE CORPORATION

A -                          History and Development of Quebecor Media

Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2023) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)).

Since December 31, 2014 we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•                  We have continued to actively develop Videotron’s mobile network. As of December 31, 2017 Videotron’s mobile telephony services covered the Province of Québec (7.9 million people) and Eastern Ontario. During 2017, we activated 130,100 net new lines on our advanced mobile network at a pace of approximately 10,800 net new lines per month, bringing our total mobile customer base to 1,024,000 activated lines.

•                  On August 29, 2017, Videotron announced a multiyear strategic partnership with multinational telecommunications, media technology company Comcast Corporation (“Comcast”), aimed at developing and delivering its own IPTV service based on Comcast’s XFINITY X1 platform to enhance customer experience for Videotron customers.

•                  On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. The sale included three 700 MHz licences covering southern Ontario and the entirety of the provinces of Alberta and British Columbia, and four 2500 MHz licences covering the major urban centres in those provinces, namely Toronto, Edmonton, Calgary and Vancouver.

•                  On July 6, 2017, Quebecor Media announced that it had repurchased for cancellation 541,899 common shares from Capital CDPQ for an aggregate purchase price of $37.7 million, paid in cash. On the same date, Quebecor Media also paid off a security held by Capital CDPQ for $6.2 million. Following the transaction, Quebecor’s interest in Quebecor Media increased from 81.07% to 81.53% and Capital CDPQ’s interest decreased from 18.93% to 18.47%.

•                  On June 20, 2017, Videotron sold its AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers Communication Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013.

•                  On May 4, 2017, pursuant to its obligations under its credit agreement as a result of the redemption in full of its 6 7/8% Senior Notes due July 15, 2021, Videotron added the entire amount of its unsecured revolving credit facility to the amount of its secured revolving credit facility. As a result, Videotron increased its secured facility from $630.0 million to $965.0 million and terminated its unsecured facility.

•                  On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of 5 1/8% Senior Notes, maturing on April 15, 2027, for net proceeds of $794.5 million (net of financing expenses). The proceeds of this offering were used to (i) redeem and retire the entire outstanding amount of Videotron’s outstanding 6 7/8% Senior Notes due July 15, 2021, (ii) partially repay the amounts outstanding under Videotron’s senior credit facilities, and (iii) pay transaction fees and expenses.

•                  On March 31, 2017, Videotron issued a notice for the redemption of all its outstanding 6 7/8% Senior Notes issued on July 5, 2011 and due July 15, 2021, in an aggregate principal amount of $125.0 million. On May 1, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $129.3 million.

•                  On March 31, 2017, we issued a notice for the redemption of all our outstanding 7 3/8% Senior Notes issued on January 5, 2011 and due January 15, 2021. On May 1, 2017, the Senior Notes were redeemed at a redemption price of 102.458% of their principal amount for a cash consideration of $333.0 million.

•                  On February 16, 2017, Quebecor announced corporate management changes. Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Pierre Dion who was appointed Chairman of the Board of Quebecor Media and a director of Quebecor.

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

•                  On January 10, 2017, TVA Sports became the exclusive French-language broadcaster of the Montreal Impact, as well as an official broadcaster of the Major League Soccer (“MLS”) for the next five years.

•                  On December 2, 2016, Videotron issued a notice for the redemption of an aggregate principal amount of $175.0 million of its outstanding 6 7/8% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

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

•                  On September 20, 2016, Videotron, Ericsson Canada Inc. (“Ericsson”), École de technologie supérieure and Société du Quartier de l’innovation de Montréal announced a partnership to create Canada’s first open-air smart living laboratory in order to test all aspects of new fifth-generation (5G) telecommunication technologies.

•                  On September 13, 2016, 4Degrees officially opened its new data centre in Montréal. The $40.0 million, 46,000-square-feet facility boasts one of the largest server rooms in the Province of Québec and is purpose-designed for data hosting. The Montréal and Québec City data centres are linked by Videotron’s fibre-optic network.

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

•                  On January 7, 2016, Videotron closed a transaction whereby it acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments.

•                  On October 27, 2015, Videotron announced a multi-year $35.0 million expansion of the 4Degrees data hosting centre located in Québec City, which was acquired in March 2015 for cash consideration of $35.5 million. The project added two new server rooms to the facility. 4Degrees is one of the few data centres in the Province of Québec to be Tier III Design and Facilities certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

•                  On September 27, 2015, Quebecor Media closed the sale of Archambault Group Inc.’s retail operations to Groupe Renaud-Bray inc., which transaction includes fourteen Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for cash consideration of $14.5 million.

•                  On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5¾% Senior Notes, maturing on January 15, 2026, for net proceeds of $370.1 million (net of financing expenses). The proceeds of this offering were used to (i) partially repay the amounts outstanding under Videotron’s senior credit facilities, and (ii) pay transaction fees and expenses.

•                  On September 9, 2015, Quebecor Media repurchased for cancellation 7,268,324 common shares of its capital stock held by Capital CDPQ, a subsidiary of CDPQ, for cash consideration of $500.0 million (the “Capital CDPQ Transaction”). Following the Capital CDPQ Transaction, Quebecor’s interest in Quebecor Media increased from 75.36% to 81.07% and Capital CDPQ’s interest decreased from 24.64% to 18.93%.

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

•                  On May 12, 2015, the predecessor to ISED announced that Videotron was the successful bidder for eighteen 20 MHz licenses in its 2500 MHz spectrum auction. The operating licenses, acquired for $187.0 million, cover all of the Province of Québec and the largest urban centres in other provinces of Canada, namely Toronto, Ottawa, Calgary, Edmonton and Vancouver.

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

•                  On March 6, 2015, the predecessor to ISED announced that Videotron was the successful bidder for four 30 MHz licenses in its AWS-3 commercial mobile spectrum auction. Videotron obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais for a total price of $31.8 million.

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

•                  On February 3, 2015, Quebecor Media announced a strategic partnership for the operation of the Videotron Centre with (i) Live Nation Entertainment, including two of its main divisions, namely Live Nation Canada, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in the Province of Québec under the name “Admission”, and (ii) Levy Restaurants, with an emphasis on building a world class culinary experience with a local food and beverage program.

B -                          Business Overview

Overview

We are one of Canada’s leading telecommunications and media companies, with activities in cable television, Internet access, mobile and cable telephony services, OTT video services, business solutions (including data hosting centres), broadcasting, soundstage and equipment rental and postproduction services for the film and television industries, newspaper publishing and distribution, Internet portals and specialized websites services, book and magazine publishing and distribution, rental and distribution of video games and game consoles, music production and distribution, out-of-home advertising, operation and management of a world class entertainment venue, ownership and management of Québec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through our subsidiary Videotron, we are a premier mobile and cable communications service provider. We hold leading positions through our Media segment and our Sports & Entertainment segment in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of properties and to leverage the value of our content across multiple distribution platforms.

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

Differentiated Bundled Services

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access,

VOD, subscription-based OTT entertainment service (“Club illico”) and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a speed higher than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

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

•                  Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news and information network in the Province of Québec. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our various businesses composing our Media segment and QMI Agency, the acquisition and subsequent sharing of content between our various businesses through QMI Content, the development of a strong live event-oriented segment through our Sports and Entertainment segment, including the Videotron Centre, the acquisition of our two QMJHL hockey franchises, the broadcast of hockey games on our TVA Sports channels following an agreement with Rogers and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada, the broadcast of soccer games on our TVA Sports channels following our agreement with The Montreal Impact and MLS whereby TVA Sports became the exclusive broadcaster of Montreal Impact games in French, and the integration of advertising assets with the creation of our sales services through Quebecor Media Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•                  Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology, IPTV and products and services leveraging our mobile network) and by the continuing penetration of products and services such as digital cable services, cable Internet access, mobile telephony and OTT video services, as well as HD and UHD television, VOD, and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of these products and services will result in increased ARPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

•                  Cross-promote brands, programs and other content. The geographic overlap of our telecommunications, broadcasting, newspaper and magazine publishing, store chains and points of sale, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

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

Telecommunications

Through Videotron, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 79% of an estimated 3.6 million premises. The deployment of our LTE wireless network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader. Our products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business is a premier full-service telecommunications provider and data center operator servicing small-, medium- and large-sized businesses ,as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, audio and video transmission. Through 4Degrees, we operate data centres in Québec City and Montréal. These data centres are among a select few in the Province of Québec to be certified as Tier III Design and Facilities by the Uptime Institute. This is an international standard that recognizes maximum reliability and operational sustainability.

In January 7, 2016, Videotron acquired Fibrenoire, a company that provides fibre-optic connectivity services. This acquisition enables Videotron Business and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

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

Cable Services

Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. In 2015, we introduced the illico 4K set-top box on the market. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and store up to 115 hours of UHD recording. We intend to continue to develop and to deploy additional value-added services to further broaden our service offerings. In doing so, on August 29, 2017, Videotron announced a multiyear agreement with multinational media and technology company, Comcast. This strategic partnership is aimed at developing and delivering an IPTV service based on Comcast’s “XFINITY X1” platform.

•                  Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 200 Mbps to more than 98% of our homes passed. The launch of a new consumer Internet high speed service, with download speeds of up to 940 Mbps is also available to more than 45% of our homes passed. As of December 31, 2017, we had 1,666,500 cable Internet access customers, representing 58.0% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52% as of December 31, 2017.

•                  Digital Television. We have installed headend equipment through an hybrid fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. In accordance with CRTC regulations, we offer the basic package including 23 basic television channels, access to VOD and interactive programming guide. Furthermore, all of our custom packages include the basic package, 52 audio channels providing digital-quality music, 36 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2017, we had 1,640,500 customers for our digital television service, representing 57.1% of our total homes passed.

•                  Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to customers who subscribe to more than one of our services. As of December 31, 2017, we had 1,188,500 subscribers to our cable telephony service, representing a penetration rate of 41.4% of our homes passed.

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

•                  Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events and movies based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that allows our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

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

In August 2015, we launched the Unlimited Music service, which allowed some mobile customers to stream music through the most popular online platforms without using data from their mobile plan. On April 20, 2017, the CRTC ordered Videotron to stop offering unlimited data to its customers and consumers for streaming or listening to music by July 19, 2017. This deadline was later extended to August 4, 2017. In order to keep our competitive edge and to continue enhancing our customer experience, on November 15, 2017, the access to the mobile version of Club illico was temporarily made available with all new Videotron mobile phone subscriptions.

In the 700 MHz auction held in 2014, Videotron acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia (the spectrum licences outside Quebec were subsequently sold to Shaw in 2017). The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. The 700 MHz band enhances Videotron’s ability to maintain a leading edge and a high performance wireless network in the Province of Québec.

In the ISED auction for AWS-3 commercial mobile spectrum held on March 3, 2015, Videotron acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, further enhances Videotron’s ability to maintain a leading-edge, high performance wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of ISED’s auction for 2500 MHz commercial mobile spectrum, Videotron was declared the successful bidder for eighteen licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver (the 2500 MHz spectrum licences outside Quebec were subsequently sold to Shaw in 2017).

Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

On June 20, 2017, pursuant to the Rogers LTE Agreement, Videotron exercised its option to sell its AWS-1 spectrum license in the Greater Toronto Area to Rogers for $184.2 million.

On July 24, 2017, Videotron sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million, which licenses had been awarded to Videotron in the 2014 and 2015 ISED auction for the 700 MHz and the 2500 MHz wireless spectrum licences, respectively.

Videotron has kept its frequency bands licences (Band 4 — AWS1, Band 66— AWS3, band 7— 2500MHz and Band 13 — 700MHz) for the Province of Quebec and Eastern Ontario.

As of December 31, 2017, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2017, there were 1,024,000 lines activated on our wireless network, representing a year-over-year increase of 130,100 lines (14.6%).

Club illico

Our subscription based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico started funding the production of television series and offering them in their first broadcast window, prior to their linear broadcast. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2017, 33,000 customers had downloaded this application.

On December 31, 2017, the Club illico service had 361,600 subscribers.

Business Telecommunications Services

Videotron Business is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet access, telephony solutions, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers.

Through 4Degrees, we operate data centres in Québec City and Montréal. These data centres are among a select few in the Province of Québec to be certified as Tier III Design and Facilities by the Uptime Institute. This is an international standard that recognizes maximum reliability and operational sustainability. The data centre in Montréal is 46,000 square feet and the one in Québec City is 91,000 square feet. Our data centres are interconnected via our fibre optic network. The connectivity makes us the only supplier in Québec able to offer Tier III Design and Facilities certified intraprovincial redundancy. Furthermore, in partnership with Megaport (USA), Inc., a global leader in secure interconnectivity, our customers can benefit from a fast, secure, redundant access to business applications from three leading information and communications technology (ICT) providers.

In 2016, with the acquisition of Fibrenoire, Videotron increased its presence in the growing market of fibre-optic connectivity.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in business market. Videotron Business relies on its extensive coaxial, fibre-optic, LTE wireless networks and data centres to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of customers)
Revenue-generating units (RGUs)	5,881.1	5,765.4	5,647.5	5,479.3	5,242.1
Mobile Telephony
Mobile telephony lines	1,024.0	893.9	768.6	632.8	504.3
Cable Internet
Cable Internet customers	1,666.5	1,612.8	1,568.2	1,537.5	1,506.0
Penetration(1)	58.0%	56.8%	55.9%	55.4%	54.9%
Cable Television
Basic customers(2)	1,640.5	1,690.9	1,736.9	1,782.3	1,825.1
Penetration(1)	57.1%	59.6%	61.9%	64.2%	66.5%
Digital customers(3)	1,640.5	1,587.1	1,570.6	1,553.6	1,527.4
Penetration(4)	100.0%	93.9%	90.4%	87.2%	83.7%
Cable Telephony
Cable telephony lines	1,188.5	1,253.1	1,316.3	1,349.0	1,348.5
Penetration(1)	41.4%	44.1%	46.9%	48.6%	49.2%
Club illico
Over-the-top video customers .	361.6	314.7	257.5	177.7	58.2
Homes passed(5)	2,873.7	2,839.3	2,806.0	2,777.3	2,742.5

(1)         Represents customers as a percentage of total homes passed.

(2)         Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)         At the end of 2017, substantially all subscribers to the analog cable television service had migrated to digital service.

(4)         Represents customers for the digital service as a percentage of basic customers.

(5)         Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and telephony and mobile services as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2017, the average monthly invoice on recurring subscription fees per residential customer was $118.56 (representing a 1% year-over-year increase) and approximately 78% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable

As of December 31, 2017, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.9 million homes and serving approximately 2.3 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 79% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable telephony modems.

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

Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 12 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 homes aggregation point. Each of these wavelengths is dedicated to the specific requirements of 250 homes. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2022.

DOCSIS 3.0 is currently deployed to provide data service at speeds of up to 940 Mbps. We are currently adapting our equipment and working protocols to the new DOCSIS 3.1 technology, which is to be deployed in 2018 on Videotron’s network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member, which may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz.  The maximum theoretical gain is 50% in the downstream direction (from the network to the user) and 100% in the upstream direction (from the user to the network), and upcoming live deployments will indicate which proportion of these theoretical limits can be achieved.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. 74% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investment in our network will be required.

Mobile Telephony

As of December 31, 2017, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching — or MPLS — protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage and increasing download speeds. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between Videotron customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. Videotron is exploring 4.5G and 5G technologies. In doing so, Videotron has created a partnership with Ericsson, L’École de technologie supérieure and Société du Quartier de l’innovation de Montréal. Together with its partners, Videotron has established the first open-air smart living laboratory in Canada. This laboratory will test the many facets of innovations associated with the emerging industry revolving around fifth-generation (5G) telecommunications. Also, the Rogers LTE Agreement provides and allows Rogers and Videotron to continue the evolution of the shared LTE network. Videotron’s and Rogers’ spectrum contribution will allow them to continue to exploit LTE evolutive technologies and to provide their subscribers with high throughput data connections.

During 2017, Videotron maintained its HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•                  develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average revenue per user — or ARPU — customer retention and operating margins;

•                  continue to rapidly deploy advanced products on all our services — cable, Internet access, telephony, Club illico and mobile — to maintain and increase our leadership and consequently, to gain additional market share;

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

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing, Short Message Service (SMS) and direct mail solicitation. Those initiatives are also strongly supported by business intelligence tools such as predictive churn models.

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

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following recent acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

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

•                  Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video and Apple TV, Blu-ray players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. The introduction of Club illico, our subscription based OTT platform offering a rich and varied selection of unlimited on-demand content, aims to reduce the effect of competition from alternative delivery sources.

•                  DSL. The deployment of DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decreases with the distance between the DSL modem and the line card.

•                  FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is provided by the DSL technology. Fibre to the home (“FTTH”) brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself. It provides speeds comparable to high speeds of cable-

modem Internet access. Because of the cost involved with FTTH and FTTN, deployment of these technologies is progressive. The main competition for cable-modem Internet access comes from a provider of DSL and Fibre to the x (FTTx) services.

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

Retail Sector

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 81 retail locations as of December 31, 2017. With 53 of these retail locations also offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Media

Our Media segment is dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, Quebecor Media Out-of-Home, Quebecor Media Network, Quebecor Media Printing and NumériQ. Our Media segment has activities in broadcasting, film production and audiovisual services, magazine publishing, newspaper publishing and other media related operations.

Quebecor Media owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group. Quebecor Media also owns 100% of the voting and equity interests of MediaQMI, Quebecor Media Network, Quebecor Media Printing and NumériQ.

Products and Services

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Prise 2, YOOPA, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and a minority interest in the Canal Évasion specialty channel. In addition to linear television, the TVA Network and some specialty channels have multiplatform applications that allow them to distribute content on demand and continuously. Through various subsidiaries and divisions, TVA Group is engaged in commercial production and in the distribution of films and television programs. TVA Group’s website is accessible at groupetva.ca.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 37.2% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2017 through December 31, 2017, compared to 35.5 % for the same period from the previous year.

For the period from January 1, 2017 through December 31, 2017, TVA Network  and TVA Sports aired 17 of the 30 most popular TV programs in the Province of Québec, including La Voix, Les Beaux malaises — La grande finale and La Voix Junior, according to Numeris data. Since May 1999, the TVA Network has been included in the basic channel line-up of most cable and satellite providers across Canada, thus enabling it to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

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

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2017:

Network	Share of Province of Québec Television
French-language conventional broadcasters:
TVA Network	24.1%
Société Radio-Canada	13.0%
V	6.4%
TOTAL	43.5%

French-language specialty and pay services:
TVA Group’s French-language specialty TV	13.1%
Bell Media	14.2%
Corus	7.6%
Société Radio-Canada	4.8%
Others	5.2%
TOTAL	44.9%

Total English-language channels and others:	11.6%

TVA Group Total Share	37.2%

Source: Numeris — French Quebec, January 1 to December 31, 2017, Mon-Sun, 2:00 — 2:00, All 2+

TVA Network

TVA Network is our French-language network consisting of ten stations, of which six are owned and four are affiliated stations. TVA Network is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski, Matane, Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Our four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. A substantial portion of TVA Network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by ISED and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and MMDS.

In 2016, we launched the revamped TVA.ca website and the TVA mobile app, which give users free access to TVA Network programs and certain content from the speciality channels in high definition, live or on demand. The website and app also offer a number of other functionalities, including the possibility to catch up on shows from the previous seven days, watch exclusive original content, pause and resume play on a different screen and receive customized suggestions.

Television Specialty Broadcasting

Through various subsidiaries, we control or participate in the following eight specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI&cie, a French-language specialty television service featuring poignant docu-reality and dramatic series that explore unique characters and situations dedicated to style, beauty and the well-being of Québec women, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at kids, preschoolers and their families and Canal Évasion, a French-language travel and tourism service. Each of our specialty channels has its own dedicated website and TVA Sports and TVA Nouvelles have their own mobile app.

On November 26, 2013, Quebecor announced an agreement with Rogers and the NHL whereby TVA Sports became the NHL’s official French-language broadcaster in Canada. The 12-year agreement has begun with the 2014-15 season. Among other things, TVA Sports obtained broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, as well as broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events, including the All-Star Game and the draft.

On January 10, 2017, TVA Sports became the exclusive broadcaster of the Montreal Impact games in French, as well as an official broadcaster of MLS for the next five years. TVA Sports thus broadcasts all Montreal Impact regular season and playoff games. As an official broadcaster of MLS, the sports channel also presents the MLS All-Star Game, along with the MLS Cup Playoffs and the MLS Cup final.

Type of Service	Language	Voting Interest
Category A Digital Specialty Services:
• addikTV	French	100.0%
• Canal Évasion	French	8.3%
Category B Digital Specialty Services:
• Prise 2	French	100.0%
• CASA	French	100.0%
• YOOPA	French	100.0%
• MOI&cie	French	100.0%
Category C Digital Specialty Services:
• LCN — Le Canal Nouvelles	French	100.0%
• TVA Sports	French	100.0%

On January 17, 2018, the CRTC set out its decision on an application for final offer arbitration by Quebecor regarding the distribution of the mainstream sports service TVA Sports by the broadcasting distribution undertakings operated by BCE Inc. (“Bell”) in the Province of Quebec. The CRTC selected Bell’s offer, which provides for wholesale tariffs per subscriber below Quebecor’s expectation, for the period between September 1, 2016 to August 31, 2018. On February 16, Quebecor filed an application for leave to appeal this decision to the Federal Court of Appeal.

Advertising Sales and Revenues

We derive a majority of our revenues from the sale of integrated and diversified advertising services. For the twelve-month period ended December 31, 2017, TVA Network, TVA.ca and the speciality channels derived approximately 61.5% of their revenues from advertising.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, sports, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiaries, TVA Productions Inc. and TVA Productions II Inc. (collectively, “TVA Productions”). Through TVA Productions, we produced approximately 1,118 hours of original programming in 2017, consisting primarily of variety and magazine-style shows, galas and quiz shows.

Furthermore, TVA Sports produced approximatively 3,000 hours of original programming in 2017. The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The film production and audiovisual services business of TVA Group includes soundstage and equipment rental services, postproduction services, expertise in visual effects services, dubbing services, asset management and distribution services and proprietary online transaction and distribution platforms for VOD and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our film production and audiovisual services business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

As part of its assets, our film production and audiovisual services business includes movie and television soundstages of approximately 212,000 square feet in Montréal and St-Hubert, Québec, which have cutting-edge equipment, including Canada’s most up-to-date pool of cameras, lighting and specialized equipment. The facilities are used for both local and foreign film and television productions, including American blockbusters.

This sector’s main sources of revenue are film soundstage and equipment rental and postproduction services. In 2017, shooting soundstages and equipment rental services account for 56% of the sector’s total revenues, 69% of which come from international clients. Postproduction services account for 13% of the sector’s total revenues and mainly serve local clients.

For this sector, the second and third quarters are periods when the volume of activities is usually high, particularly for film soundstage and equipment rental. Although cyclical, the level of activity remains dependent on the production service needs of international and local producers.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie inc., wholly-owned subsidiaries of TVA Group, publish more than 50 French and English-language titles in various fields including the arts, entertainment, television, fashion, sports and home decor. They also market digital products associated with the different magazine brands. According to the Vividata Study, with more than 3.2 million readers across all platforms for its French-language titles, TVA Group is the top publisher of French-language magazines in Québec and a leader in the Canadian magazine publishing industry with 9.8 million cross-platform readers. Our objective is to leverage our magazines, focus on culture, lifestyle and entertainment across our television and Internet programming.

In 2016, TVA Group released the Molto app, a new digital newsstand that gives users unlimited access to the full content of all its magazines on their tablets and smartphones for monthly subscription fees.

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

Le Journal de Montréal and Le Journal de Québec are tabloids. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. For the year 2017, on a combined weekly basis, Le Journal de Montréal and Le Journal de Québec had a circulation of approximately 1.9 million paper copies and electronic format, according to internal statistics.

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

The following table lists the respective average readership in 2017 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2017 AVERAGE READERSHIP			MARKET POSITION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI	BY READERSHIP (1)
Le Journal de Montréal	1,619,000	1,207,000	1,234,000	1st
Le Journal de Québec	915,000	750,000	734,000	1st
Total Average Readership	2,534,000	1,957,000	1,968,000

(1) Based on the Vividata Study.

The following table lists the respective average daily paid circulation in 2017 for Le Journal de Montréal and Le Journal de Québec:

	2017 AVERAGE PAID CIRCULATION
	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	197,200	181,400	183,900
Le Journal de Québec	96,900	91,400	90,500
Total Average Paid Circulation	294,100	272,800	274,400

Source: Internal Statistics

We publish one free daily commuter publication in the Montréal urban market: the 24 Heures Montréal. The editorial content of this free daily commuter publication focuses on the greater metropolitan area of Montréal.

The average weekday circulation of the 24 Heures Montréal for 2017 is 136,300.

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

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for our newspaper operations, representing 60.2% of our newspaper operations’ total revenues in 2017. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are car dealers, department stores, electronics stores and furniture stores.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 28.0% of total revenues of our newspaper operations in 2017.

Digital revenues represented 9.5% of total revenues for our newspaper operations in 2017. Digital revenues are generated from advertising on our websites and digital subscriptions to the e-editions of our newspapers. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

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

Other Operations

Internet/Portals

The Media segment, excluding TVA Group’s Internet properties and the websites dedicated to our daily newspapers, operates the following portals, destination sites and e-commerce properties:

•                  French-language version of canoe.ca, an Internet site including information and service sites for the general public. As such, it is one of the most popular Internet destinations in the Province of Québec, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of the this Internet site’s annual revenues; and

•                  French-language version of Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles.

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

Distribution of periodicals in Québec

Through Messageries Dynamiques, a division of Quebecor Media Network, we deliver magazines and newspapers to dealers through a network that serves nearly 12,400 points of sale. Our home delivery service brings many Québec and Canadian dailies, including Le Journal de Montréal and Le Journal de Québec, to more than 215,000 homes every day.

Out-of-Home Advertising

We are involved in out-of-home advertising through the installation, maintenance and management of out-of-home advertisement, including on transit and bus shelters. In relation thereto, we entered into a 10-year agreement with Société de transport de Lévis, a 20-year agreement with Société de transport de Laval, a 20-year agreement with Société de transport de Montréal (STM), and more recently, on January 24, 2018, a 10-year agreement with Société de transport de Sherbrooke (STS).

Consulting Services for Online Video Content

In 2015, we created NumériQ (previously known as Goji Studios), an entity that brings together our digital strategy and content production assets. NumériQ creates digital platforms, provides content for our various platforms and, as a talent collective, supports video creators by providing personalized assistance in the development of multiplatform business opportunities and supporting their creative endeavours.

Sports and Entertainment

Products and Services

Our activities in the Sports and Entertainment segment consist primarily of the production, promotion and management of live shows and of various sporting, cultural and corporate events, the operation of two QMJHL teams, the operation and management of the Videotron Centre, as well as book distribution and publishing and music distribution.

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

In 2015, we have entered into an 8-year strategic partnership with AEG Facilities, a leader in sports and entertainment venue management. AEG Live, a division of AEG Facilities, supports the Sports and Entertainment segment in booking events, shows and tours for the Videotron Centre. We have also entered into strategic partnerships for the operation of the Videotron Centre with Live Nation Entertainment, involving two of its principal divisions, namely Live Nation Canada, the global market leader in concert production, and Ticketmaster, its ticketing service operating in the Province of Québec under the name “Admission”. Finally, we have entered into a strategic partnership with Levy Restaurants, with an emphasis on building a world class culinary experience in the Videotron Centre through a local food and beverage program, Labatt Breweries of Canada as the Videotron Centre’s official beer supplier and Alex Coulombe ltée (the local Pepsi Co distributor) as the Videotron Centre’s official supplier of soft drinks, sparkling water and isotonic sports drinks.

On September 12, 2017, the Videotron Centre completed its two full years of operation. During its second year of operation, the Videotron Centre hosted 82 sporting events and concerts, 17 corporate events and a total of approximatively 845,000 people attended these events.

QMJHL Hockey Teams

We own two QMJHL franchises, namely the Armada de Blainville-Boisbriand (70%) and the Remparts de Québec (100%).

Event Production and Management and live-event production

Through our wholly-owned Event Management Gestev Inc. (“Gestev”), a sports and cultural events manager and producer with activities in the Province of Québec, Ottawa and Toronto, we produce or have produced numerous high-profile events such as the Red Bull Crashed Ice (urban extreme ice skating race), Vélirium (International Mountain Bike Festival and UCI World Cup), the Transat Québec Saint-Malo (transatlantic sailing race), Ski Tour (FIS Cross-Country

World Cup), the Jamboree (including the FIS Snowboard and Freestyle Skiing World Cups), PBR Major event (Professional Bull Rider event), FIVB Beach Volley World Finals and the Marathon de Québec (a 3-day running event). We also develop and manage sporting events at the Videotron Centre and have produced annually over 100 corporate, private and public events and, on average, 3 to 5 host broadcasting for foreign and Canadian broadcasters.

In 2017, Gestev acquired the Montreal based Experiential Marketing Agency “Wasabi atelier experientiel”, which adds to Gestev’s strong reach in experiental marketing and activation agency in Québec City.

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2017, we published or reissued a total of 391 titles in paper format and 266 titles in digital format.

Through Messageries ADP, our book distribution company, we are the exclusive distributor for 210 Québec and European French-language publishers. We distribute French-language books to approximately 3,100 retail outlets in Canada. In addition, Messageries ADP distributes approximately 8,500 digital books.

Music Distribution

Through certain divisions and subsidiaries of Select Music, we distribute CDs, DVDs, Blu-ray discs, online music by way of file transfer and we offer services in the following areas: music recording, video production and creative licencing, including music for films, advertising and television shows.

Select Music is one of the largest independent music distributors in Canada with a 29% market share in the Province of Québec and a 68% market share for French content in the Province of Québec. Select Music has a catalogue of over 8,600 different CDs, LPs or other audio formats and over 1,800 DVDs or other video formats, a large number of which are from French-speaking artists. In addition, it is a digital aggregator of downloadable products with a selection of approximately 117,000 songs available through 156 retailers worldwide.

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

C -                          Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 22, 2018 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

QUEBECOR INC.
(Québec)
81.53%
QUEBECOR MEDIA INC.
(Québec)
Telecommunications
Videotron Ltd.
(Québec)
4Degrees Colocation Inc.
(Canada)
Fibrenoire Inc.
(Canada)
Le SuperClub Vidéotron ltée
(Québec)
Sports and Entertainement
Event Management Gestev Inc.
(Canada)
Québecor Sports et divertissement inc.
(Canada)
QMI Spectacles Inc.
(Québec)
CEC Publishing Inc.
(Québec)
Sogides Group Inc.
(Canada)
Media
MediaQMI Inc.
(Canada)
Quebecor Media Printing (2015) Inc.
(Canada)
Quebecor Media Network Inc.
(Canada)
99.97%/
68.37%
TVA Group Inc.
(Québec)
TVA Publications Inc.
(Canada)
Les Publications Charron & Cie inc.
(Canada)
Mels Studios and Postproduction G.P.
(Québec)

Quebecor, a communications holding company, owns 81.53% of Quebecor Media and Capital CDPQ, a wholly-owned subsidiary of CDPQ, owns the other 18.47% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media. The CDPQ is one of Canada’s largest pension fund managers.

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

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)
Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 800 de la Gauchetière Street	Leased property	Office space	52,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	100,700

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Québec City, Québec 2675 Parc Technologique Blvd.	Owned property	Data Centre and Office space	91,000

Montréal, Québec 2900 Marie-Curie Avenue	Owned property	Data Centre and Office space	46,000

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

Address	Use of Property	Floor Space Occupied (sq. ft.)
Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Le Journal de Montréal 24 Heures (Montréal)	233,000

Montréal, Québec	Operations building —	138,700
4545 Frontenac Street	Le Journal de Montréal

Address	Use of Property	Floor Space Occupied (sq. ft.)
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	56,900

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

Address	Use of Property	Floor Space Occupied (sq. ft.)
Montréal, Québec 2170, Pierre-Dupuy Avenue and 1701-1777, Carrie-Derick Street	Production studio, office and technical spaces	378,600

St-Hubert, Québec 4801, Leckie Street	Production studio, office and technical spaces	114,000

Sports and Entertainment

We generally lease space for the business offices and warehousing activities for the operation of our Sports and Entertainment segment.

Liens and charges

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ secured credit facilities are generally secured by first-ranking charges over all of their respective assets. TVA Group’s credit facilities are secured by charges on its movable property and an immovable hypothec on its properties located at 1600 de Maisonneuve Boulevard East, 1405, 1425 and 1475 Alexandre-De-Sève Street, 1420 and 1470 de Champlain Street, and 1500 Papineau Avenue, Montréal, Québec.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, DTH operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local Canadian stations, services designated by the CRTC under section 9(1)(h) of the Broadcasting Act for mandatory distribution on the basic service, educational services and, if offered, the community channel, the provincial legislature and  the U.S. 4+1 signals.

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

Copyrights Royalties Payment Obligations

Videotron and TVA Group have an obligation to pay copyright royalties set by Tariffs of the Copyright Board of Canada (the “Copyright Board”). The Copyright Board establishes the royalties to be paid for the use of certain copyright tariff royalties that Canadian broadcasting undertakings, including cable, television and specialty services, pay to copyright societies (being the organization that administers the rights of several copyright owner). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

The Copyright Act (Canada) (the “Copyright Act”) provides for the payment of various royalties, including in respect of the communication to the public of musical works (either through traditional cable services or over the Internet), the retransmission of distant television and radio signals. Distant signal is defined for that purpose in regulations adopted under the authority of the Copyright Act.

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

Canadian Broadcast Programming (Off the Air Stations and Specialty Services)

Programming of Canadian Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. A private television station is required to devote not less than 55% of the broadcast year, and not less than 50% of the evening broadcast period (6:00 p.m. to midnight) to the broadcast of Canadian programs. Specialty services also have to maintain a specified percentage of Canadian content in their programming which is generally set forth in the conditions of their respective license. In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC decided to abolish, as of September 2017, the requirement of 55% of Canadian content during a given broadcast year, but decided to maintain the requirement of 50% during the evening broadcast period. Moreover, all pay and specialty services will have to devote 35% of the day to the broadcast of Canadian programming.

In the same Policy, the CRTC eliminated immediately the genre exclusivity policy and related protections for all English- and French-language discretionary services including Canadian VOD services. As an exception to the general rule of elimination of genre protections, the CRTC has retained the conditions of license relating to the nature of service for those services that benefit from a mandatory distribution, for national news services and for sports services.

TVA Group’s Conditions of License

In Broadcasting Decision CRTC 2017-147, TVA Group obtained a Group-based licence renewals for its French-language television stations and services. TVA Group is subject to certain conditions of licence that applies to the following stations and services: the TVA network, CFTM-DT Montréal, CFCM-DT Québec, CFER-DT Rimouski, CHEM-DT Trois-Rivières, CHLT-DT Sherbrooke, CJPM-DT Saguenay, AddikTV, Moi&cie, Yoopa, Casa and Prise 2 (collectively, “the Group”), among others:

•                  The Group shall, in each broadcast year, devote at least 45% of the previous year’s gross revenues of the undertaking to the acquisition of or investment in Canadian programming;

•                  The Group shall, in each broadcast year, devote at least 15% of the previous year’s gross revenues of the undertaking to the acquisition of or investment in programs of national interest. At least 75% of these expenditures must be made to an independent production company;

•                  TVA network shall broadcast at least six (6) special events per broadcast year reflecting the life of Francophones outside of the Province of Québec;

•                  TVA network shall broadcast a weekly 30-minute program on the life of Francophones outside of the Province of Québec;

•                  CFTM-DT Montréal shall broadcast at least 25 hours of local programming in each broadcast week and shall broadcast at least 6 hours of locally reflective news in each broadcast week;

•                  CFCM-DT Québec shall broadcast at least 18 hours of local programming in each broadcast week, of which at least 5 hours and 30 minutes shall be local news produced in Québec City, including two local newscast on the weekends, at least 3 hours and 30 minutes shall be other programs that focus specifically on the Québec region that may be broadcast on the TVA network and at least 3 hours and 30 minutes shall be locally reflective news in each broadcasting week; and

•                  CFER-DT Rimouski, CHEM-DT Trois-Rivières, CHLT-DT Sherbrooke and CJPM-DT Saguenay shall broadcast at least 5 hours of local programming in each broadcast week of which at least 2 hours and 30 minutes of locally reflective news in each broadcast week.

In Broadcasting Notice of Consultation CRTC 2017-428, the CRTC issued a notice regarding the reconsideration of the decisions relating to the licence renewals for the television services of large French-language private ownership groups, including TVA Group. As directed by the Governor General in Council, as part of this process, the CRTC must consider how it can be ensured that significant contributions are made to the creation and presentation of original French-language programming and music programming. The Order in Council also specifies that in the reconsideration process, the CRTC must “take into consideration that creators of Canadian programming are key to the Canadian broadcasting system and that, while the industry is going through a transformation, Canadian programming and a dynamic creative sector are vital to the system’s competitiveness and contribute to Canada’s economy.” Following these directions from the Governor General in Council, the groups were asked to update their licence renewal application and to submit any information relevant to the aspects of the decisions being reconsidered. The groups were also asked to answer certain questions and to submit new financial information. The deadline for submission of interventions was January 23, 2018. The deadline for submission of the applicants’ replies was February 2, 2018. TVA’s response was submitted on February 2, 2018. A decision should be published later this year.

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

On January 7, 2016, the CRTC announced a new Television Service Provider Code (the “Code”), a mandatory code of conduct for television service providers (“TVSPs”). The Code makes it easier for Canadians to understand their television service agreements and empowers customers in their relationships with TVSPs. Among other things, the Code requires TVSPs to ensure that their written agreements with and offers to customers are clear. It also sets out new rules for trial periods for persons with disabilities and makes changes to programming options, service calls, service outages and disconnections. The Code came into effect on 1 September 2017. All licensed TVSPs, as well as those exempted from licensing and that are affiliated with or controlled by a licensed TVSP, are required to adhere to the Code.

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

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. The conditions of AWS-1 license renewal were the subject of a public consultation process that concluded on August 14, 2017. A separate public consultation process is expected to be initiated shortly regarding the licence fees to be paid during a renewal term. Decisions from both these processes are expected prior to the expiry of our initial 10-year licences.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services.

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

Rulings in the two abovementioned tariff proceedings are expected in the first half of 2018. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing wholesale access.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code. These revisions include, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. Videotron has complied with these revisions as required by the December 1, 2017 deadline.

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and mobile virtual network operator (MVNO) access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. On March 22, 2018, the CRTC ruled on the final cost-based rates, declaring them retroactive to May 5, 2015. These final rates are substantially below the interim rates that had been in effect since May 5, 2015.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier WiFi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Since then, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. This proceeding is scheduled to be concluded in June 2018 and may result in the imposition of a new regulatory obligation on the three national incumbent carriers to offer lower-cost data-only plans. A comprehensive proceeding to review the wholesale wireless policy framework, including the MVNO access framework, is also scheduled to commence sometime before April 2019.  The result of either of these proceedings could have an impact on the competitive environment within which Videotron operates.

On April 20, 2017, the CRTC published a new policy framework for assessing the differential pricing practices of Internet service providers. With very narrow exceptions, this framework prohibits the offering of zero-rated services by Internet service providers in Canada, including mobile wireless data service providers. Simultaneously with the publication of this new framework, and as a first application thereof, the CRTC ordered Videotron to cease providing its Unlimited Music mobile wireless offering. Videotron has complied with this order. Going forward, this new framework will impact Videotron’s flexibility in the design and marketing of its wireless and wireline data services.

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

All amounts are in Canadian dollars (“CAN dollars”), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. “Key Information — Risk Factors.”

OVERVIEW

Quebecor Media is one of Canada’s leading telecommunications and media companies, with activities in cable television, Internet access, mobile and cable telecommunications, over-the-top video service, business solutions (including data hosting centres), broadcasting, soundstage and equipment rental and postproduction services for the film and television industries, newspaper publishing and distribution, Internet portals and specialized websites, book and magazine publishing and distribution, rental and distribution of video games and game consoles, music production and distribution, out-of-home advertising, operation and management of a world-class entertainment venue, ownership and management of Quebec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through its Videotron Ltd. (“Videotron”) subsidiary, Quebecor Media is a premier mobile and cable communication service provider. Quebecor Media holds leading positions through its Media segment and its Sports and Entertainment segment in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of its content across multiple distribution platforms.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions to cable television, Internet access, cable and mobile telephony services and over-the-top video service; business solution services; subscriptions and advertising in various medias; rental of studio and equipment soundstage; book and magazine publishing and distribution; music distribution; and event management, promotion and production.

The major components of Quebecor Media’s subsidiaries’ costs are comprised of employee costs and purchase of goods and services costs, which include royalties, rights and creation costs, cost of products sold, service contracts, marketing, circulation and distribution, and building expenses.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media and Sports and Entertainment.

In the fourth quarter of 2017, the Corporation changed its organizational structure and transferred its book publishing and distribution activities, as well as its music production and distribution activities, from the Media segment to the Sports and Entertainment segment. Accordingly, prior period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. The significant subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth, due to the penetration rates currently reached.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its cable and mobile networks, the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs, relating to advancements in Internet access and TV everywhere, including higher capacity, lower latency and higher speeds, requiring IP technology, and the introduction of new technologies such as virtual reality and the Internet of Things (“loT”). In addition, the demand for wireless data services has been growing constantly and it is projected to grow in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to support this traffic. The Telecommunications segment may have to acquire additional spectrum in the future, if available.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, in the newspapers and magazines businesses in particular, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

In the Media segment, the broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift not only toward specialty channels, but also toward content delivery platforms that allow users greater control over content and timing, such as the Internet, video-on-demand and mobile devices. Audience fragmentation has prompted many advertisers to review their strategies in media placement. The Media segment is taking steps to adjust to the profound changes occurring in the broadcasting industry to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want. Moreover, newspaper circulation, measured in terms of copies sold, has been declining in the newspaper industry over the past several years. The traditional run of press advertising for major multimarket retailers has been declining due to a shift in marketing strategy toward other media and retail industry consolidation. In order to respond to such competition, the Media segment’s operations continue to develop their Internet presence through branded websites, including specialized websites and portals.

The Sports and Entertainment segment has made and is continuing to make significant investments in its efforts to develop the business. The Corporation expects that additional capital expenditures and other investments will be required in order to expand the Sports and Entertainment segment. In the books and music businesses, digital technology is disrupting buying and consuming habits, particularly with the emergence of vehicles such as music streaming and e-books, which compete with conventional formats.

QUEBECOR MEDIA’S INTEREST IN SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries as of December 31, 2017.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

At December 31, 2017

	Percentage of vote	Percentage of equity

Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9	68.4
MediaQMI Inc.	100.0	100.0
QMI Spectacles inc.	100.0	100.0

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years, with the exception of the following:

On March 20, 2015, TVA Group Inc. (“TVA Group”) completed a rights offering whereby it received gross proceeds totalling $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value, of TVA Group

(“TVA Group Class B Shares”). Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

HIGHLIGHTS SINCE END OF 2016

•                                Quebecor Media’s revenues totalled $4.12 billion in 2017, a $105.8 million (2.6%) increase from 2016.

•                                In 2017, Quebecor announced corporate management changes:

•                      On February 16, 2017, Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Pierre Dion, who was appointed Chair of the Board of Quebecor Media and a director of Quebecor.

•                      On October 13, 2017, Julie Tremblay resigned as President and Chief Executive Officer of TVA Group and President and Chief Executive Officer of Quebecor Media Group to take retirement. On the same date, France Lauzière was named President and Chief Executive Officer of TVA Group, while retaining her responsibilities as Chief Content Officer of Quebecor Content. Newspaper, printing, music, book publishing and out-of-home operations have since reported to Pierre Karl Péladeau.

Telecommunications

•                                The Telecommunications segment grew its revenues by $133.3 million (4.2%) and its adjusted operating income by $84.6 million (5.8%) in 2017.

•                                In 2017, Videotron significantly increased its revenues from mobile telephony ($99.4 million or 19.5%), Internet access ($52.2 million or 5.3%), business solutions ($13.4 million or 12.1%) and the Club illico over-the-top video service (“Club illico”) ($8.3 million or 26.4%).

•                                Videotron’s average monthly revenue per user (“ARPU”) increased by $9.73 (6.7%) from $144.86 in 2016 to $154.59 in 2017.

•                                Net increase of 115,700 revenue-generating units1 (2.0%) in 2017, including increases of 130,100 subscriber connections to the mobile telephony service, 46,900 subscriptions to Club illico and 53,700 customers for the cable Internet access service, the largest annual increase for Internet access since 2013.

•                                On November 8, 2017, Videotron added the millionth subscriber connection to its residential and business mobile telephony services. In the space of seven years, Videotron has joined the ranks of telecommunications industry leaders.

•                                On August 29, 2017, Videotron announced an agreement with Comcast Corporation, a multinational telecommunications, media and technology company. The strategic partnership is aimed at developing an innovative IPTV solution based on Comcast Corporation’s XFINITY X1 platform in order to provide Videotron customers with a superior television experience featuring faster, more intuitive, more user-friendly navigation of a diverse selection of content, including on-demand television shows, movies and concerts, as well as Web videos and apps, and also affording an opportunity to highlight Quebecor Media’s own content.

•                                On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. The sale included three 700 MHz licences covering southern Ontario and the entirety of the provinces of Alberta and British Columbia, and four 2500 MHz licences covering the major urban centres in those provinces, namely Toronto, Edmonton, Calgary and Vancouver. A $243.1 million gain was recognized on the sale of the licences, including $121.6 million without any tax consequences.

•                                On June 20, 2017, Videotron sold its Advanced Wireless Services (“AWS-1”) spectrum licence in the Metropolitan Toronto area to Rogers Communications Canada Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. An $87.8 million gain was recognized on the sale of the licence, including $43.9 million without any tax consequences.

•                                On January 12, 2017, 4Degrees Colocation Inc. (“4Degrees Colocation”), a subsidiary of Videotron, announced an agreement with Megaport (USA), Inc., a global leader in secure interconnectivity, which will allow business customers to link directly to the world’s largest providers of public cloud services. Customers will enjoy fast, secure, redundant access to business

1              The sum of subscriptions to the cable Internet access, cable television and Club illico services, plus subscriber connections to the mobile and cable telephony services.

applications from three leading information and communications technology providers: Microsoft Corporation (Azure, Office 365, Exchange), Amazon Web Services Inc. and Google.

Media

•                                In 2017, the Media segment increased its adjusted operating income by $15.4 million (28.6%), mainly because of higher advertising and subscription revenues at its broadcasting business, lower labour and content costs, and the impact of higher revenues from film production and audiovisual services.

•                                According to the fall 2017 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures Montréal remain Québec’s news leaders with more than 4.0 million readers per week across all platforms (print, mobile and Web). TVA Group remains a leading player in the Canadian magazine industry with an average of nearly 9.8 million readers across all platforms.

•                                In 2017, Mels Studios and Postproduction G.P. (“MELS”) posted a strong increase in volume on the strength of its soundstage and equipment rental services, most recently for the latest instalment in the successful American X-Men action movie franchise. MELS earned numerous industry awards for sound editing and visual effects for various productions, including an Iris award in the Best Sound category in June 2017 for the film Two Lovers and a Bear and three Canadian Screen Awards for Achievement in Visual Effects, Achievement in Sound Editing and Achievement in Overall Sound in March 2017 for the film Race.

•                                On June 14, 2017, Quebecor Content announced an agreement with Blue Ant International, a division of leading global content distributor Blue Ant Media. Under the agreement, which is a Québec first, Blue Ant International will provide 4K content for Videotron’s Indigo, illico and Club illico platforms.

•                                In spring 2017, the TVA Sports specialty service posted the best Québec ratings for the Stanley Cup finals since 2008. Prior to 2014, the Stanley Cup playoffs were broadcast on a rival network. The audience for the finals between the Pittsburgh Penguins and the Nashville Predators averaged 962,000 and peaked at 1.22 million, for a 36.6% market share.

•                                On March 1, 2017, the Media segment announced a partnership agreement with Tuango Inc. (“Tuango”), Québec’s largest online promotional network. Businesses can now barter their goods and services for advertising space on Quebecor’s media properties instead of making a monetary payment. The Media segment can therefore sell advertising space on its television channels and digital sites, in its newspapers and magazines, and on its out-of-home networks in exchange for goods and services, from which it derives revenues by reselling them on Tuango.

•                                On January 10, 2017, the Montréal Impact, a Major League Soccer (“MLS”) team, and Quebecor announced an agreement making TVA Sports the exclusive French-language broadcaster of Montréal Impact and an official MLS broadcaster for the next five years. TVA Sports broadcasts all Montréal Impact regular season and playoff games, the All-Star Game and the MLS Cup playoffs, including the final. The agreement enriches TVA Sports’ programming with coverage of a sport that is growing fast in Québec and makes it possible to disseminate that content on all of Quebecor’s media platforms.

Sports and Entertainment

•                                In September 2017, the Videotron Centre completed its second year of operation. During that period, the Videotron Centre hosted 82 sporting events and concerts, as well as 17 corporate events. In all, nearly 845,000 people passed through the turnstiles. In April 2017, Billboard magazine ranked the Videotron Centre number 4 on its list of Top Canadian Venues, based on concert receipts.

•                                On August 11, 2017, Martin Tremblay was named Chief Operating Officer of Quebecor Sports and Entertainment Group. He joined Quebecor in 2010 and had been Vice President, Public Affairs of Quebecor since 2012.

•                                On April 4, 2017, Event Management Gestev Inc. (“Gestev”) announced the acquisition of Montréal-based marketing agency Wasabi atelier expérientiel inc. The transaction expanded Gestev’s experiential marketing and sponsorship activation capabilities and extended its reach in the Montréal market.

Financial transactions

•                                On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media paid off a security held by CDP Capital for $6.2 million.

•                                On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

•                                On May 1, 2017, Quebecor Media fully redeemed its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount.

•                                On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of an initial $175.0 million tranche of the Notes.

•                                On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

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

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2017 and 2016 presented in Table 2 below is derived from the unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2017	2016	2015	2017	2016

Adjusted operating income (loss):
Telecommunications	$1,534.0	$1,449.4	$1,385.8	$388.8	$364.6
Media	69.3	53.9	60.1	22.4	25.0
Sports and Entertainment	6.2	2.3	(1.6)	2.3	(1.3)
Head Office	(14.1)	(7.8)	(3.5)	(2.4)	(1.1)
	1,595.4	1,497.8	1,440.8	411.1	387.2
Depreciation and amortization	(709.8)	(650.4)	(691.0)	(193.4)	(166.7)
Financial expenses	(283.4)	(302.9)	(309.2)	(70.3)	(77.5)
Loss on valuation and translation of financial instruments	(2.4)	(2.1)	(3.8)	(0.6)	(1.5)
Restructuring of operations, litigation and other items	(17.2)	(28.5)	117.2	(9.9)	(13.3)
Gain on sale of spectrum licences	330.9	—	—	—	—
Impairment of goodwill and other assets	(43.8)	(40.9)	(230.7)	—	—
Loss on debt refinancing	(15.6)	(7.3)	(12.1)	—	(7.3)
Income taxes	(133.3)	(126.3)	(104.1)	(37.9)	(23.0)
Income (loss) from discontinued operations	14.6	—	(19.7)	0.3	—
Net income	$735.4	$339.4	$187.4	$99.3	$97.9

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

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

2017/2016 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.12 billion, a $105.8 million (2.6%) increase.

•                                Revenues increased in Telecommunications ($133.3 million or 4.2% of segment revenues).

•                                Revenues decreased in Media ($19.3 million or -2.4%) and in Sports and Entertainment ($3.7 million or -2.0%).

Adjusted operating income: $1.60 billion, a $97.6 million (6.5%) increase.

•                                Adjusted operating income increased in Telecommunications ($84.6 million or 5.8% of segment adjusted operating income), Media ($15.4 million or 28.6%) and Sports and Entertainment ($3.9 million).

•                                There was an unfavourable variance at Head Office ($6.3 million), mainly because of higher philanthropic, IT and compensation costs.

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.9 million favourable variance in the stock-based compensation charge in 2017 compared with 2016.

Net income attributable to shareholders: $740.2 million in 2017 compared with $352.0 million in 2016, a $388.2 million increase.

•                                The favourable variance was due primarily to:

•                      $330.9 million gain on the sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                      $97.6 million increase in adjusted operating income;

•                      $19.5 million decrease in financial expenses;

•                      $14.6 million favourable variance in income from discontinued operations;

•                      $11.3 million favourable variance in the charge for restructuring of operations, litigation and other items.

Partially offset by:

•                      $59.4 million increase in the depreciation and amortization charge;

•                      $8.3 million unfavourable variance in the loss on debt refinancing;

•                      $7.8 million unfavourable variance in non-controlling interest;

•                      $7.0 million increase in the income tax expense.

Depreciation and amortization charge: $709.8 million, a $59.4 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems, as well as the impact of revising the depreciation period for some telecommunications network components.

Financial expenses: $283.4 million, a $19.5 million decrease caused mainly by lower average indebtedness, the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, a favourable variance in gains and losses on foreign currency translation of short term monetary items, and higher interest revenues generated by increased liquidity.

Loss on valuation and translation of financial instruments: $2.4 million in 2017 compared with $2.1 million in 2016, a $0.3 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $17.2 million in 2017, compared with $28.5 million in 2016, an $11.3 million favourable variance.

•                                A $17.2 million net charge was recognized in 2017 in connection with cost-reduction initiatives in the Corporation’s various segments, customer migration from analog to digital service in the Telecommunications segment, and developments in legal disputes ($28.5 million in 2016).

Gain on sale of spectrum licences: $330.9 million in 2017.

•                                On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million. A $243.1 million gain was recognized on the sale of the licences, including $121.6 million without any tax consequences.

•                                On June 20, 2017, Videotron sold its AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. An $87.8 million gain was recognized on the sale of the licence, including $43.9 million without any tax consequences.

•                                It should be noted that these transactions led to recognition in the second quarter of 2017 of tax benefits in the amount of $44.4 million arising from prior year tax losses, thereby reducing the Corporation’s tax expense.

Charge for impairment of goodwill and other assets: $43.8 million in 2017, compared with $40.9 million in 2016, a $2.9 million unfavourable variance.

•                                In 2017 and 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $30.0 million non-cash goodwill impairment charge, including $1.5 million without any tax consequences, was recorded in 2017 ($40.1 million without any tax consequences in 2016). As well, a charge for impairment of intangible assets totalling $12.4 million, including $3.1 million without any tax consequences, was recognized in 2017 (nil in 2016).

•                                In 2017, an additional $1.4 million charge for impairment of intangible assets was recognized in the Corporation’s other segments ($0.8 million in 2016).

Loss on debt refinancing: $15.6 million in 2017, compared with $7.3 million in 2016, an $8.3 million unfavourable variance.

•                                On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income in 2017 in connection with this redemption.

•                                On May 1, 2017, Quebecor Media fully redeemed its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount. A $10.4 million loss was recorded in the consolidated statement of income in 2017 in connection with this redemption.

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

Income tax expense: $133.3 million (effective tax rate of 19.7%) in 2017 compared with $126.3 million (effective tax rate of 25.0%) in 2016, a $7.0 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•                                The unfavourable variance in the income tax expense was mainly due to the impact of the increase in taxable income for tax purposes, partially offset by one-time items that had a favourable impact on comparative effective tax rates.

•                                The favourable variance in effective income tax rates was mainly due to recognition in 2017 of tax benefits arising from prior year tax losses. Meanwhile, the lowering of future tax rates in Québec had a favourable impact on the effective tax rate in 2016 due to the corresponding reduction in deferred tax balances on the balance sheet.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,873,700 homes and businesses. Videotron offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones; Internet access service; digital cable television services, including video on demand, pay-per-view and pay TV; cable telephony services; and Club illico. Videotron also includes Videotron Business, a full-service business telecommunications provider that offers mobile and cable telephony, high-speed data transmission, Internet access, hosting, and cable television services.

The segment is also engaged in retail sales and rentals of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) and its franchise network.

2017 operating results

Revenues: $3.29 billion in 2017, a $133.3 million (4.2%) increase.

•                                Revenues from the mobile telephony service increased $99.4 million (19.5%) to $609.8 million, essentially due to an increase in the number of subscriber connections and higher net revenue per connection.

•                                Revenues from Internet access service increased $52.2 million (5.3%) to $1.03 billion, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, and customer growth, partially offset by increased discounts and a decrease in overage charges.

•                                Combined revenues from all cable television services decreased $14.7 million (-1.4%) to $1.01 billion, due primarily to the impact of the net decrease in the customer base, lower per-customer revenues and higher discounts, partially offset by increased revenues from the leasing of digital set-top boxes and the impact of increases in some rates.

•                                Revenues from the cable telephony service decreased $27.0 million (-6.4%) to $397.8 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues and lower discounts.

•                                Revenues from Club illico increased $8.3 million (26.4%) to $39.7 million, essentially because of subscriber growth.

•                                Revenues of Videotron Business increased $13.4 million (12.1%) to $124.6 million, due primarily to the impact of higher revenues at 4Degrees Colocation and Fibrenoire inc. (“Fibrenoire”).

•                                Revenues from customer equipment sales increased $2.9 million (5.4%) to $56.5 million, mainly because of an increase in the number of mobile devices sold and reduced discounts on sales of digital set-top boxes.

•                                Revenues of the Le SuperClub Vidéotron retail chain decreased $1.2 million (-16.0%) to $6.3 million, mainly because of store closures.

•                                Other revenues were stable compared with 2016 at $10.0 million.

ARPU: $154.59 in 2017 compared with $144.86 in 2016, a $9.73 (6.7%) increase.

Customer statistics

Revenue-generating units — As of December 31, 2017, the total number of revenue-generating units stood at 5,881,100, an increase of 115,700 (2.0%) in 2017 compared with an increase of 117,900 in 2016 (Table 3). Revenue-generating units are the sum of subscriptions to the cable Internet access, cable television and Club illico services, plus subscriber connections to the mobile and cable telephony services.

Mobile telephony — As of December 31, 2017, the number of subscriber connections to the mobile telephony service stood at 1,024,000, an increase of 130,100 (14.6%) in 2017 compared with an increase of 125,300 in 2016 (Table 3).

Cable Internet access — As of December 31, 2017, the number of subscribers to cable Internet access services stood at 1,666,500, an increase of 53,700 (3.3%) in 2017, the largest annual increase since 2013, compared with an increase of 44,600 in 2016 (Table 3). At December 31, 2017, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,873,700 homes and businesses passed by Videotron’s network as of December 31, 2017, up from 2,839,300 one year earlier) of 58.0% compared with 56.8% a year earlier.

Cable television — The combined customer base for all Videotron cable television services decreased by 50,400 (-3.0%) in 2017 compared with a decrease of 46,000 in 2016 (Table 3). As of December 31, 2017, Videotron had 1,640,500 subscribers to its cable television services. The household and business penetration rate was 57.1% versus 59.6% a year earlier.

•                                As of December 31, 2017, the number of subscribers to the illico Digital TV service stood at 1,640,500, an increase of 53,400 (3.4%) in 2017 due in part to the impact of the program to migrate all analog service customers to digital service, compared with an increase of 16,500 in 2016. As of December 31, 2017, illico Digital TV had a household and business penetration rate of 57.1% versus 55.9% a year earlier.

•                                As of December 31, 2017, substantially all subscribers to the analog cable television service had migrated to digital service.

Cable telephony — As of December 31, 2017, the number of subscribers to the cable telephony service stood at 1,188,500, a decrease of 64,600 (-5.2%) in 2017 compared with a decrease of 63,200 in 2016 (Table 3). At December 31, 2017, the cable telephony service had a household and business penetration rate of 41.4% versus 44.1% a year earlier.

Club illico — As of December 31, 2017, the number of subscribers to Club illico stood at 361,600, an increase of 46,900 (14.9%) in 2017 compared with an increase of 57,200 in 2016 (Table 3).

Table 3

Telecommunications segment year-end customer numbers (2013-2017)

(in thousands of customers)

	2017	2016	2015	2014	2013

Mobile telephony[1]	1,024.0	893.9	768.6	632.8	504.3
Cable Internet	1,666.5	1,612.8	1,568.2	1,537.5	1,506.0
Cable television:
Analog	—	103.8	166.3	228.7	297.7
Digital	1,640.5	1,587.1	1,570.6	1,553.6	1,527.4
	1,640.5	1,690.9	1,736.9	1,782.3	1,825.1
Cable telephony[1]	1,188.5	1,253.1	1,316.3	1,349.0	1,348.5
Club illico	361.6	314.7	257.5	177.7	58.2
Total (revenue-generating units)	5,881.1	5,765.4	5,647.5	5,479.3	5,242.1

1              In thousands of connections

Adjusted operating income: $1.53 billion, an $84.6 million (5.8%) increase caused primarily by:

•                                impact of the revenue increase.

Partially offset by:

•                                increases in some operating expenses, including engineering and IT costs;

•                                impact of the increased loss incurred on device sales due to:

•                        impact of the increase in the number of mobile devices sold at a loss, partially offset by the favourable impact of “bring-your-own-device” (“BYOD”) plans.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.3% in 2017 compared with 54.0% in 2016, due mainly to the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Cash flows from operations

Cash flows from segment operations: $832.9 million in 2017 compared with $660.4 million in 2016 (Table 4).

•                                The $172.5 million increase was due to an $85.7 million decrease in additions to property, plant and equipment and to intangible assets, reflecting in part decreased investment in 4Degrees Colocation and in the LTE network, and to the $84.6 million increase in adjusted operating income.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2017	2016	2015

Adjusted operating income	$1,534.0	$1,449.4	$1,385.8
Additions to property, plant and equipment	(574.4)	(666.8)	(630.2)
Additions to intangible assets (excluding spectrum licences)	(132.3)	(125.6)	(93.5)
Proceeds from disposal of assets (excluding spectrum licences)	5.6	3.4	4.4
Cash flows from segment operations	$832.9	$660.4	$666.5

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels TVA Sports, LCN, addikTV, Prise 2, Yoopa, CASA and MOI&cie. TVA Group also holds interests in two other TVA Network affiliates and the Évasion specialty channel. As well, TVA Group is engaged in commercial production, dubbing, custom publishing and premedia services, and in the distribution of audiovisual products through its TVA Films division. As well, TVA Group operates the TVA Nouvelles and TVA websites and mobile apps, which reach more than three million Internet users per month (source: ComScore, December 2017), and the TVA.ca site and mobile app, which provide access to live-streaming of TVA Group’s channels and archived content and shows.

TVA Group also owns MELS, a provider of soundstage and equipment rental, postproduction and visual effects services to the film and television industries.

Through its subsidiaries, TVA Publications Inc. and Les Publications Charron & Cie inc., TVA Group publishes more than 50 French- and English-language magazines in various categories, including show business, television, fashion, sports, and decorating, and operates a number of websites, including coupdepouce.com, canadianliving.com and recettes.qc.ca. TVA Group is the largest magazine publisher in Québec. On January 26, 2018, TVA Group sold the assets associated with The Hockey News to Roustan Media Ltd.

Quebecor Media’s Media segment also operates two paid daily newspapers, Le Journal de Montréal and Le Journal de Québec, the free daily 24 heures Montréal and the J5 app, which provides real-time access to news on mobile devices, tablets and Apple Watch. The websites of the paid dailies, journaldemontreal.com and journaldequebec.com, lead the news sites in their markets with nearly four million visitors per month (source: ComScore, December 2017). According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers as of December 31, 2017 was approximately 2.6 million copies per week in print and electronic formats.

The Media segment also operates a number of other digital brands, including Le Sac de Chips, Pèse sur Start, Silo 57, Tabloïd, Canoë.ca — a French-language news and services portal for the general public — and the automotive site Autonet.ca.

The Media segment’s apps, websites and portals log 6.8 million unique visitors per month in Canada (source: ComScore, December 2017).

The Media segment is also engaged in the printing of newspapers, the distribution of newspapers and magazines, and out-of-home advertising. The Media segment also operates NumériQ inc. (“NumériQ”), an entity that brings together Quebecor’s digital strategy and content production assets. NumériQ creates digital platforms, provides content for the Corporation’s various platforms, and is a talent collective serving online video creators by providing personalized assistance in the development of multiplatform business opportunities and supporting their creative endeavours.

In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties, as well as Quebecor Media Sales, which offers Media segment customers integrated, diversified and complete advertising services.

2017 operating results

Revenues: $769.9 million in 2017, a $19.3 million (-2.4%) decrease.

•                                Broadcasting revenues increased $11.5 million (2.7%), essentially due to:

•                        higher advertising revenues at the specialty channels and TVA Network;

•                        higher subscription revenues at TVA Sports.

Partially offset by:

•                        decreased revenues from commercial production.

•                                Film production and audiovisual service revenues increased by $7.8 million (13.2%), mainly because of higher revenues from soundstage and equipment rental due to more major productions in 2017 than in 2016, and higher revenues from dubbing and visual effects.

•                                Newspaper publishing revenues decreased $17.5 million (-8.7%).

•                        Advertising revenues decreased 13.5%; circulation revenues decreased 8.0%; digital revenues increased 3.0%; combined revenues from commercial printing and other sources decreased 2.7%.

•                                Magazine publishing revenues decreased by $21.2 million (-18.3%), due primarily to:

•                        lower advertising revenues;

•                        lower subscription and newsstand revenues;

•                        impact of the discontinuation of some titles;

•                        decreased custom publishing revenues.

•                                Quebecor Media Out of Home’s revenues were stable.

Adjusted operating income: $69.3 million in 2017, a $15.4 million (28.6%) increase.

•                                Adjusted operating income from broadcasting increased by $19.5 million (87.1%), essentially because of the impact of the revenue increase, combined with cost reductions resulting from restructuring initiatives and lower content costs.

•                                Adjusted operating income from film production and audiovisual services increased by $5.3 million (57.6%), mainly because of the impact of the revenue increase.

•                                Adjusted operating income from newspaper publishing decreased by $6.2 million (-57.9%) due to the impact of the revenue decrease, partially offset by the favourable impact on adjusted operating income of reduced operating expenses, resulting from, among other things, the impact of restructuring initiatives.

•                                Adjusted operating income from magazine publishing decreased by $3.8 million (-27.5%), mainly because of the impact of the decrease in revenues, partially offset by lower operating expenses, including printing, editorial and selling expenses, as well as cost reductions related to restructuring initiatives.

•                                Adjusted operating income of Quebecor Media Out of Home was stable.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 91.0% in 2017 compared with 93.2% in 2016. The decrease was mainly due to the large fixed component of operating costs, which does not fluctuate in proportion to the increase in revenues, particularly in broadcasting and in film production and audiovisual services, as well as the impact of restructuring and cost-reduction initiatives in all business units.

Cash flows from operations

Cash flows from segment operations: $37.3 million in 2017 compared with $9.3 million in 2016 (Table 5). The $28.0 million favourable variance was due primarily to the $15.4 million increase in adjusted operating income, combined with a $12.0 million decrease in additions to property, plant and equipment and to intangible assets.

Table 5: Media

Cash flows from operations

(in millions of Canadian dollars)

	2017	2016	2015

Adjusted operating income	$69.3	$53.9	$60.1
Additions to property, plant and equipment	(29.4)	(37.2)	(35.2)
Additions to intangible assets	(3.3)	(7.5)	(6.8)
Proceeds from disposal of assets	0.7	0.1	—
Cash flows from segment operations	$37.3	$9.3	$18.1

Sports and Entertainment

The Sports and Entertainment segment includes management and operation of the Videotron Centre under an agreement between Quebecor Media and Québec City for usage and naming rights to the arena that was ratified in 2011 and runs through 2040. The segment leases the arena, exploits advertising space, generates sponsorship revenues and operates the food concessions at events. The segment’s activities also include production and coproduction of shows presented at the Videotron Centre and other venues. In addition, the Sports and Entertainment segment operates sports and cultural events manager Gestev, which is the official imprint for all shows and events produced in Québec by Quebecor Media.

The Sports and Entertainment segment also includes the activities of the QMJHL hockey teams Armada de Blainville-Boisbriand and Remparts de Québec.

As well, the Sports and Entertainment segment includes educational publisher CEC Publishing Inc. and Sogides Group Inc., which is engaged in general literature publishing through its 18 publishing houses, and in the physical and digital distribution of books through Messageries A.D.P. inc., the exclusive distributor for more than 210 Québec and European French-language publishers.

Lastly, the Sports and Entertainment segment is engaged in the distribution of CDs and videos (Distribution Select); the distribution of music to Internet music downloading and streaming services (Select Digital); music recording and video production (Disques Musicor); concert and event production (Musicor Spectacles); and production of concert videos and television commercials (Les Productions Select TV).

2017 operating results

Revenues: $181.3 million, a $3.7 million (-2.0%) decrease.

•                                Revenues from sports and concerts increased by $3.8 million (11.0%), essentially because of the successful coproduction of Saturday Night Fever at the Capitole de Québec and sponsorship activation revenues.

•                                Book distribution and publishing revenues decreased by $0.7 million (-0.7%), primarily as a result of lower revenues from general literature and lower volumes in bookstore distribution, partially offset by higher revenues from educational publishing.

•                                Music distribution and production revenues decreased by $6.9 million (-14.7%), primarily as a result of lower distribution revenues.

Adjusted operating income: $6.2 million in 2017, a $3.9 million (169.6%) increase.

•                                There was a $0.9 million (12.5%) favourable variance in the adjusted operating loss of sports and concerts, mainly because of the impact of the revenue increase, partially offset by the impact of the startup of new activities.

•                                Adjusted operating income from book distribution and publishing increased by $2.3 million (22.5%), due primarily to the impact of the revenue increase and higher margins in educational publishing, as well as lower operating expenses in general literature.

•                                There was a $0.8 million favourable variance in adjusted operating income from music distribution and production, due primarily to decreased administrative expenses, partially offset by the impact of the decrease in revenues.

Cash flows from operations

Cash flows from segment operations: $0.6 million in 2017, compared with negative $4.7 million in 2016 (Table 6). The $5.3 million favourable variance was due to the $3.9 million increase in adjusted operating income and the $1.4 million reduction in additions to property, plant and equipment and to intangible assets.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2017	2016	2015

Adjusted operating income (loss)	$6.2	$2.3	$(1.6)
Additions to property, plant and equipment	(1.3)	(3.5)	(12.8)
Additions to intangible assets	(4.3)	(3.5)	(37.1)
Cash flows from segment operations	$0.6	$(4.7)	$(51.5)

2017/2016 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $1.06 billion, an $8.8 million (0.8%) increase.

•                                Revenues increased in Telecommunications ($36.2 million or 4.5% of segment revenues).

•                                Revenues decreased in Media ($22.7 million or -10.2%) and in Sports and Entertainment ($3.8 million or -7.0%).

Adjusted operating income: $411.1 million, a $23.9 million (6.2%) increase.

•                                Adjusted operating income increased in Telecommunications ($24.2 million or 6.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($3.6 million).

•                                Adjusted operating income decreased in Media ($2.6 million or -10.4%). There was an unfavourable variance at Head Office ($1.3 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.3 million favourable variance in the stock-based compensation charge in the fourth quarter of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.2 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2017.

Net income attributable to shareholders: $96.2 million in the fourth quarter of 2017 compared with $96.1 million in the same period of 2016.

•                                The main favourable variances were:

•                      $23.9 million increase in adjusted operating income;

•                      $7.3 million favourable variance in the loss on debt refinancing;

•                      $7.2 million decrease in financial expenses;

•                      $3.4 million favourable variance in the charge for restructuring of operations, litigation and other items.

•                                The main unfavourable variances were:

•                      $26.7 million increase in the depreciation and amortization charge;

•                      $14.9 million increase in the income tax expense.

Depreciation and amortization charge: $193.4 million in the fourth quarter of 2017, a $26.7 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems, as well as the impact of revising the depreciation period for some telecommunications network components.

Financial expenses: $70.3 million in the fourth quarter of 2017, a $7.2 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, lower average indebtedness, higher interest revenues generated by increased liquidity, and a favourable variance in gains and losses on foreign currency translation of short-term monetary items.

Loss on valuation and translation of financial instruments: $0.6 million in the fourth quarter of 2017 compared with $1.5 million in the same period of 2016. The $0.9 million favourable variance was caused mainly by the ineffective portion of fair value hedges.

Charge for restructuring of operations, litigation and other items: $9.9 million in the fourth quarter of 2017 compared with $13.3 million in the same period of 2016, a $3.4 million favourable variance.

•                                A $9.9 million net charge was recognized in the fourth quarter of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments and customer migration from analog to digital service in the Telecommunications segment ($13.3 million in the fourth quarter of 2016).

Loss on debt refinancing: $7.3 million in the fourth quarter of 2016.

•                                In accordance with a notice issued on December 2, 2016, Videotron redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount. A $7.3 million loss was recorded in the consolidated statement of income in the fourth quarter of 2016 in connection with this redemption.

Income tax expense: $37.9 million (effective tax rate of 27.7%) in the fourth quarter of 2017, compared with $23.0 million (effective tax rate of 19.0%) in the same period of 2016, a $14.9 million unfavourable variance.

•                                The unfavourable variance in the income tax expense was mainly due to one-time items that had an unfavourable impact on comparative effective tax rates, and the impact of the increase in taxable income for tax purposes.

•                                The effective tax rate in the fourth quarter of 2016 reflected the lowering of future tax rates in Québec, which had a favourable impact due to the corresponding reduction in deferred tax balances on the balance sheet.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $841.4 million, a $36.2 million (4.5%) increase due primarily to the same factors as those noted above in the “2017/2016 financial year comparison.”

•                                Revenues from mobile telephony service increased $24.7 million (18.0%) to $161.8 million.

•                                Revenues from Internet access service increased $14.6 million (5.9%) to $263.1 million.

•                                Combined revenues from all cable television services decreased $2.8 million (-1.1%) to $253.4 million.

•                                Revenues from cable telephony service decreased $8.0 million (-7.6%) to $96.8 million.

•                                Revenues from Club illico increased $2.2 million (25.6%) to $10.8 million.

•                                Revenues of Videotron Business increased $0.7 million (2.3%) to $30.9 million.

•                                Revenues from customer equipment sales increased $5.4 million (36.0%) to $20.4 million, partly reflecting the impact of higher net per-device revenues.

•                                Revenues of the Le SuperClub Vidéotron retail chain decreased $0.6 million (-27.3%) to $1.6 million.

•                                Other revenues increased $0.1 million (4.0%) to $2.6 million.

ARPU: $159.28 in the fourth quarter of 2017, compared with $148.56 in the same period of 2016, a $10.72 (7.2%) increase.

Customer statistics

Revenue-generating units — 34,900 (0.6%) unit increase in the fourth quarter of 2017 compared with an increase of 62,300 in the same period of 2016.

Mobile telephony — 33,700 (3.4%) subscriber-connection increase in the fourth quarter of 2017 compared with an increase of 26,200 in the same period of 2016.

Cable Internet access — 12,400 (0.7%) customer increase in the fourth quarter of 2017 compared with an increase of 16,700 in the same period of 2016.

Cable television — 8,500 (-0.5%) decrease in the combined customer base for all of Videotron’s cable television services in the fourth quarter of 2017 compared with a decrease of 4,800 in the same period of 2016.

•                                36,600 (2.3%) increase in the number of subscribers to the illico Digital TV service in the fourth quarter of 2017, due in part to the impact of the program to migrate all analog service customers to digital service, compared with an increase of 16,300 in the same period of 2016.

•                                As of December 31, 2017, substantially all subscribers to the analog cable television service had migrated to digital service.

Cable telephony — 16,900 (-1.4%) subscriber decrease in the fourth quarter of 2017 compared with a decrease of 12,000 in the same period of 2016.

Club illico — 14,200 (4.1%) subscriber increase in the fourth quarter of 2017, compared with an increase of 36,200 in the same period of 2016.

Adjusted operating income: $388.8 million, a $24.2 million (6.6%) increase due primarily to:

•                                impact of the revenue increase.

Partially offset by:

•                                increases in some operating expenses, including engineering and IT costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.8% in the fourth quarter of 2017 compared with 54.7% in the same period of 2016, due essentially to the same factors as those noted above under “2017/2016 financial year comparison.”

Media

Revenues: $199.5 million in the fourth quarter of 2017, a $22.7 million (-10.2%) decrease.

•                                Broadcasting revenues decreased $11.2 million (-8.7%), mainly due to:

•                        lower advertising revenues at TVA Network;

•                        lower subscription revenues at the specialty channels, which were negatively affected by the Canadian Radio-television and Telecommunications Commission (“CRTC”) decision on TVA Sports’ royalty fees.

Partially offset by:

•                        higher advertising revenues at the specialty channels.

•                                Film production and audiovisual service revenues increased by $1.5 million (9.9%), mainly because of higher revenues from soundstage and equipment rental due to a larger number of productions in the fourth quarter of 2017 than in the same period of 2016.

•                                Newspaper publishing revenues decreased $6.6 million (-12.5%).

•                        Advertising revenues decreased 16.2%; circulation revenues decreased 11.8%; digital revenues increased 14.3%; combined revenues from commercial printing and other sources decreased 13.4%.

•                                Magazine publishing revenues decreased by $4.9 million (-16.8%), due primarily to:

•                        lower subscription and newsstand revenues;

•                        lower advertising revenues;

•                        impact of the discontinuation of some titles.

•                                Revenues of Quebecor Media Out of Home decreased by $1.2 million (-25.0%), mainly because of lower advertising revenues.

Adjusted operating income: $22.4 million in the fourth quarter of 2017, a $2.6 million (-10.4%) decrease.

•                                Adjusted operating income from broadcasting decreased by $1.2 million (-6.9%) because of the impact of the revenue decrease, partially offset by lower content costs at TVA Sports and cost reductions resulting from restructuring initiatives.

•                                Adjusted operating income from film production and audiovisual services increased by $1.9 million (79.2%), mainly because of the impact of the revenue increase.

•                                Adjusted operating income from newspaper publishing decreased by $1.9 million (-76.0%) due to the impact of the revenue decrease, partially offset by the favourable impact on adjusted operating income of reduced operating expenses, resulting from, among other things, the impact of restructuring initiatives.

•                                Adjusted operating income from magazine publishing increased by $0.4 million (19.0%), The decrease in operating expenses, including printing, editorial and selling costs, combined with cost reductions related to restructuring initiatives, outweighed the impact of the decrease in revenues.

•                                There was a $1.1 million unfavourable variance in the adjusted operating income of Quebecor Media Out of Home, mainly because of the impact of the revenue decrease.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 88.8% in the fourth quarter of 2017 compared with 88.7% in the same period of 2016.

Sports and Entertainment

Revenues: $50.3 million in the fourth quarter of 2017, a $3.8 million (-7.0%) decrease.

•                                Revenues from sports and concerts increased by $1.7 million (17.3%) as a result of higher revenues from concerts, sponsorship activation and venue management and rental, partially offset by lower revenues from hockey.

•                                Book distribution and publishing revenues decreased by $2.9 million (-10.5%), primarily as a result of lower volume in bookstore and mass market distribution and lower general literature revenues.

•                                Music distribution and production revenues decreased by $2.6 million (-15.6%), primarily as a result of lower distribution revenues.

Adjusted operating income: $2.3 million in the fourth quarter of 2017, compared with a $1.3 million adjusted operating loss in the same period of 2016, a $3.6 million favourable variance.

•                                There was a $2.0 million favourable variance in the adjusted operating income of sports and concerts, mainly because of the impact of the revenue increase and lower costs for hockey.

•                                Adjusted operating income from book distribution and publishing was stable.

•                                There was a $1.6 million favourable variance in adjusted operating income from music distribution and production, due primarily to decreased administrative expenses, partially offset by the impact of the decrease in revenues.

2016/2015 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.02 billion, a $125.8 million (3.2%) increase.

•                                Revenues increased in Telecommunications ($144.8 million or 4.8% of segment revenues).

•                                Revenues decreased in Media ($23.5 million or -2.9%) and in Sports and Entertainment ($2.6 million or -1.4%).

Adjusted operating income: $1.50 billion, a $57.0 million (4.0%) increase.

•                                Adjusted operating income increased in Telecommunications ($63.6 million or 4.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($3.9 million).

•                                Adjusted operating income decreased in Media ($6.2 million or -10.3%). There was an unfavourable variance at Head Office ($4.3 million), essentially due to an unfavourable variance in the stock-based compensation charge.

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

Financial expenses: $302.9 million, a $6.3 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, and a favourable variance in gains and losses on foreign currency translation of short-term monetary items, partially offset by higher average indebtedness resulting primarily from the purchase in September 2015 of part of the interest in Quebecor Media held by CDP Capital for a $500.0 million consideration.

Loss on valuation and translation of financial instruments: $2.1 million in 2016 compared with $3.8 million in 2015, a $1.7 million favourable variance.

Charge for restructuring of operations, litigation and other items: $28.5 million in 2016, compared with a $117.2 million gain in 2015, a $145.7 million unfavourable variance.

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

•                                In 2016, Quebecor Media’s segments also recognized a $1.3 million charge for other items ($1.7 million in 2015).

•                                On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”) to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million, including interest, for having failed to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada denied Bell ExpressVu leave to appeal the decision. A $139.1 million gain on litigation was recorded in the statement of income in 2015.

•                                A $1.1 million interest expense was recorded in the Telecommunications segment in 2016 ($1.0 million in 2015) in connection with a court ruling handed down in 2014.

Charge for impairment of goodwill and other assets: $40.9 million in 2016, compared with $230.7 million in 2015, a $189.8 million favourable variance.

•                                In 2016, Quebecor Media performed impairment tests on its Magazines CGU in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $40.1 million non-cash goodwill impairment charge (without any tax consequences) was recorded in 2016. As well, a charge for impairment of intangible assets totalling $0.8 million was recorded in the Media segment in 2016.

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

•                                On July 16, 2015, Videotron fully redeemed its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other Comprehensive income.”

•                                On July 16, 2015, Videotron fully redeemed its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

•                                On April 10, 2015, Videotron fully redeemed its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the related hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other Comprehensive income.”

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

•                                Revenues from Internet access service increased $58.0 million (6.3%) to $978.7 million, mainly because of higher per-subscriber revenues caused by factors including a favourable product mix and increases in some rates, higher revenues from the rental of Wi-Fi routers, increased overage charges and customer base growth.

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

•                                Revenues of Videotron Business increased $42.1 million (60.9%) to $111.2 million, due primarily to the impact of the acquisition of Fibrenoire on January 7, 2016 and higher revenues at 4Degrees Colocation, acquired on March 11, 2015.

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

ARPU: $144.86 in 2016 compared with $135.68 in 2015, a $9.18 (6.8%) increase.

Customer statistics

Revenue-generating units — As of December 31, 2016, the total number of revenue-generating units stood at 5,765,400, an increase of 117,900 (2.1%) in 2016 compared with an increase of 168,200 in 2015 (Table 3).

Mobile telephony — As of December 31, 2016, the number of subscriber connections to the mobile telephony service stood at 893,900, an increase of 125,300 (16.3%) in 2016 compared with an increase of 135,800 in 2015 (Table 3).

Cable Internet access — As of December 31, 2016, the number of subscribers to cable Internet access services stood at 1,612,800, an increase of 44,600 (2.8%) in 2016 compared with an increase of 30,700 in 2015 (Table 3). At December 31, 2016, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,839,300 homes and businesses passed by Videotron’s network as of December 31, 2016, up from 2,806,000 one year earlier) of 56.8% compared with 55.9% a year earlier.

Cable television — The combined customer base for all Videotron cable television services decreased by 46,000 (-2.6%) in 2016 compared with a decrease of 45,400 in 2015 (Table 3). As of December 31, 2016, Videotron had 1,690,900 subscribers to its cable television services. The household and business penetration rate was 59.6% versus 61.9% a year earlier.

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

Cable telephony — As of December 31, 2016, the number of subscribers to the cable telephony service stood at 1,253,100, a decrease of 63,200 (-4.8%) in 2016 compared with a decrease of 32,700 in 2015 (Table 3). At December 31, 2016, the cable telephony service had a household and business penetration rate of 44.1% versus 46.9% a year earlier.

Club illico — As of December 31, 2016, the number of subscribers to Club illico stood at 314,700, an increase of 57,200 (22.2%) in 2016 compared with an increase of 79,800 in 2015 (Table 3).

Adjusted operating income: $1.45 billion, a $63.6 million (4.6%) increase caused primarily by:

•                                impact of the revenue increase.

Partially offset by:

•                                impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of “bring-your-own-device” plans;

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

Media

Revenues: $789.2 million in 2016, a $23.5 million (-2.9%) decrease.

•                                Broadcasting revenues increased $9.7 million (2.3%), mainly due to:

•                        increased subscription revenues at the specialty channels, including TVA Sports, addikTV, MOI&cie, Yoopa and Casa;

•                        higher advertising revenues at the TVA Network.

Partially offset by:

•                        lower advertising revenues at TVA Sports, mainly because of the Montréal Canadiens’ failure to qualify for the National Hockey League playoffs in the spring of 2016, and at LCN.

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

Adjusted operating income: $53.9 million in 2016, a $6.2 million (-10.3%) decrease.

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

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 93.2% in 2016 compared with 92.6% in 2015. The increase was mainly due to the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, partially offset by the impact of restructuring and cost-reduction initiatives.

Cash flows from segment operations: $9.3 million in 2016 compared with $18.1 million in 2015 (Table 5). The $8.8 million unfavourable variance was mainly due to the $6.2 million decrease in adjusted operating income and a $2.7 million increase in additions to property, plant and equipment and to intangible assets.

Sports and Entertainment

Revenues: $185.0 million in 2016, a $2.6 million (-1.4%) decrease compared with 2015.

•                                Sports and concerts revenues increased by $11.4 million (49.1%), mainly because of:

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

Adjusted operating income: $2.3 million in 2016, compared with a $1.6 million adjusted operating loss in 2015, a $3.9 million favourable variance.

•                                There was a $4.5 million (38.5%) favourable variance in the adjusted operating loss of sports and concerts, due mainly to the impact of the revenue increase and startup costs incurred in 2015, creating a favourable variance in 2016.

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

Cash flows from segment operations: Negative $4.7 million in 2016 compared with negative $51.5 million in 2015 (Table 6).

•                                The $46.8 million favourable variance was due primarily to the $33.0 million payment to Québec City in the third quarter of 2015 for 25-year naming rights to the new Videotron Centre, plus spending on leasehold improvements and startup of the arena in 2015, combined with a $3.9 million favourable variance in adjusted operating income.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under “Trend Information” above, the discussion of the Corporation’s risk factors under “Item 3. “Key Information — B. Risk Factors” above, and the discussion of the Corporation’s financial risks under “Financial Instruments and Financial Risk” below.

Operating activities

2017 financial year

Cash flows provided by continuing operating activities: $1.20 billion in 2017 compared with $1.14 billion in 2016.

•                                The $63.8 million increase was primarily due to:

•                        $149.2 million decrease in current income taxes, mostly because of recognition of tax benefits;

•                        $84.6 million and $15.4 million increases in adjusted operating income in the Telecommunications and Media segments respectively;

•                        $19.4 million decrease in the cash portion of financial expenses;

•                        $11.3 million favourable variance in the cash portion of restructuring of operations, litigation and other items.

Partially offset by:

•                        $214.0 million unfavourable change in non-cash operating assets and liabilities, due primarily to unfavourable variances in income tax receivable and payable, provisions, accounts payable and accrued charges, and inventory in the Telecommunications segment.

Increased profitability in the Telecommunications and Media segments, as well as recognition of tax benefits and reduced financial expenses, had a favourable impact on cash flows provided by continuing operating activities in 2017, while decreases in provisions and in accounts payable and accrued charges, and variances in inventory in the Telecommunications segment had an unfavourable impact.

2016 financial year

Cash flows provided by continuing operating activities: $1.14 billion in 2016 compared with $1.10 billion in 2015.

•                                The $38.1 million increase was mainly due to:

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

•                        $3.9 million favourable variance in adjusted operating income in the Sports and Entertainment segment.

Partially offset by:

•                        $145.7 million unfavourable variance in the cash portion of the charge for restructuring of operations, litigation and other items;

•                        $94.6 million increase in current income taxes;

•                        $6.2 million decrease in adjusted operating income in the Media segment.

Reduced inventory in the Telecommunications segment, decreased income tax payments and higher profitability in the Telecommunications and Sports and Entertainment segments, and debt refinancing at lower interest rates, had a positive impact on cash flows provided by continuing operating activities in 2016, while reduced profitability in the Media segment had an unfavourable impact. Receipt of a $139.1 million gain on dispute settlement had a favourable impact on cash flows in 2015.

Working capital: $558.9 million at December 31, 2017 compared with negative $386.8 million at December 31, 2016. The $945.7 million favourable variance was mainly due to the impact of receipt of the proceeds from disposal of spectrum licences in the total amount of $614.20 million, as well as increases in cash and cash equivalents and in income tax receivable, and decreases in income tax payable and provisions from cash flows provided by continuing operating activities.

Investing activities

2017 financial year

Additions to property, plant and equipment: $605.3 million in 2017 compared with $707.6 million in 2016. The $102.3 million decrease was due to reduced investment in 4Degrees Colocation and in the LTE network.

Additions to intangible assets: $141.9 million in 2017, compared with $139.8 million in 2016, a $2.1 million increase.

Proceeds from disposal of assets: $620.7 million in 2017 compared with $3.5 million in 2016.

•                                In 2017, Videotron sold its AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers for a cash consideration of $184.2 million, and its seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million.

Business acquisitions: $5.8 million in 2017 compared with $119.5 million in 2016.

•                                In 2017, business acquisitions consisted mainly of payment of the $5.6 million balance payable on the acquisition of Fibrenoire by the Telecommunications segment.

•                                In 2016, business acquisitions consisted essentially of the acquisition of Fibrenoire by the Telecommunications segment.

Business disposals: $3.0 million in 2016, consisting of the balance of the selling price of Archambault Group Inc.’s (“Archambault Group”) retail operations.

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

•                                In 2016, business acquisitions consisted essentially of the acquisition of Fibrenoire by the Telecommunications segment.

•                                In 2015, business acquisitions consisted primarily in the acquisition of 4Degrees Colocation by the Telecommunications segment and of Transcontinental magazines by the Media segment.

Disposal of businesses: $3.0 million in 2016 compared with $316.3 million in 2015.

•                                Business disposals in 2016 consisted of the balance of the selling price for the retail operations of Archambault Group.

•                                Business disposals in 2015 consisted mainly of the sale of English-language newspaper businesses in Canada in the Media segment and the sale of Archambault Group’s retail operations in the Telecommunications segment.

Free cash flows from continuing operating activities of Quebecor Media

2017 financial year

Free cash flows from continuing operating activities: $460.9 million in 2017 compared with $293.9 million in 2016 (Table 7).

•                                The $167.0 million favourable variance was mainly due to:

•                      $102.3 million decrease in additions to property, plant and equipment;

•                      $63.8 million increase in cash flows provided by continuing operating activities.

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

(in millions of Canadian dollars)

	2017	2016	2015

Adjusted operating income (loss):
Telecommunications	$1,534.0	$1,449.4	$1,385.8
Media	69.3	53.9	60.1
Sports and Entertainment	6.2	2.3	(1.6)
Head Office	(14.1)	(7.8)	(3.5)
	1,595.4	1,497.8	1,440.8
Cash interest expense[1]	(276.5)	(295.9)	(302.1)
Cash portion related to restructuring of operations, litigation and other items[2]	(17.2)	(28.5)	117.2
Current income taxes	(8.8)	(158.0)	(63.4)
Other	4.0	3.7	5.9
Net change in non-cash balances related to operating activities	(95.3)	118.7	(98.7)
Cash flows provided by continuing operating activities	1,201.6	1,137.8	1,099.7

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licence acquisitions and proceeds from disposal of licences):
Telecommunications	(701.1)	(789.0)	(719.3)
Media	(32.0)	(44.6)	(42.0)
Sports and Entertainment	(5.6)	(7.0)	(49.9)
Head Office	(2.0)	(3.3)	(4.4)
	(740.7)	(843.9)	(815.6)
Free cash flows from continuing operating activities	$460.9	$293.9	$284.1

1              Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation of short-term monetary items and other financial expenses (see Note 4 to the consolidated financial statements).

2              Restructuring of operations, litigation and other items (see Note 6 to the consolidated financial statements).

Financing activities

2017 financial year

Consolidated debt (long-term debt plus bank indebtedness): $345.3 million decrease in 2017; $251.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt was reduced in 2017 primarily for the following reasons:

•                                Redemption by Quebecor Media on May 1, 2017 of the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount;

•                                Redemption by Videotron on January 5, 2017 and May 1, 2017 of $300.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount;

•                                $209.3 million reduction in Videotron’s drawings on its secured revolving credit facility;

•                                $272.5 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments;”

•                                Current payments totalling $21.1 million on the term loan facilities of Videotron, TVA Group and Quebecor Media;

•                                Total $18.9 million reduction in bank indebtedness of Videotron and Quebecor Media.

•                                Additions to debt in 2017 essentially consisted of:

•                                Issuance by Videotron on April 13, 2017 of US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $557.7 million at December 31, 2017 compared with $808.7 million at December 31, 2016. The $251.0 million net unfavourable variance was mainly due to:

•                                unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•                                favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•                                On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media paid off a security held by CDP Capital for $6.2 million. The $23.3 million excess of the purchase price of the Common Shares and the security over their carrying value was recorded as an increase in the deficit.

•                                On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

2016 financial year

Consolidated debt (long-term debt plus bank indebtedness): $177.4 million decrease in 2016; $145.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt was reduced in 2016 essentially for the following reasons:

•                                $108.5 million favourable impact of exchange rate fluctuations. The debt reduction attributable to this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments;”

•                                $37.4 million total reduction in Videotron’s drawings on its secured revolving credit facility;

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

Financial Position

Net available liquidity: $2.11 billion at December 31, 2017 for Quebecor Media and its wholly owned subsidiaries, consisting of $841.0 million in cash and cash equivalents and $1.27 billion in available unused revolving credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $5.31 billion at December 31, 2017, a $345.3 million decrease compared with December 31, 2016; $251.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $3.27 billion debt ($3.17 billion at December 31, 2016); TVA Group’s $62.6 million debt ($69.1 million at December 31, 2016); and Quebecor Media’s $1.98 billion debt ($2.41 billion at December 31, 2016).

As of December 31, 2017, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended December 31

(in millions of Canadian dollars)

2018	$19.1
2019	56.6
2020	413.2
2021	—
2022	1,005.7
2023 and thereafter	3,852.1
Total	$5,346.7

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.1 years as of December 31, 2017 (6.1 years as of December 31, 2016). As at December 31, 2017, after taking into account the hedging instruments, the debt consisted of approximately 87.7% fixed-rate debt (83.7% as of December 31, 2016) and 12.3% floating-rate debt (16.3% as of December 31, 2016).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At December 31, 2017, the Corporation was in compliance with all required financial ratios.

Distributions paid and dividends declared and paid

•                                Total of $50.0 million in dividends declared by the Board of Directors of Quebecor Media, which was paid to shareholders in 2017 (none in 2016).

•                                Total of $50.0 million in distributions, in the form of a reduction of paid-up capital, which was paid to shareholders in 2017 ($100.0 million in 2016).

Board of Directors

On August 7, 2017, the Board of Directors received the resignation of Geneviève Marcon, a Director of Quebecor Media since 2013 and a member of the Human Resources and Corporate Governance Committee.

On September 28, 2017, Andrea C. Martin was named a Director of Quebecor Media and a member of the Human Resources and Corporate Governance Committee.

Analysis of consolidated balance sheet at December 31, 2017

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2017 and 2016

(in millions of Canadian dollars)

	Dec. 31, 2017	Dec. 31, 2016	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$864.9	$20.7	$844.2	Receipt of proceeds from the disposal of spectrum licences and cash flows provided by continuing operating activities
Accounts receivable	542.9	525.0	17.9	Impact of current variances in activity
Income taxes[1]	16.0	(28.3)	44.3	Recognition of tax benefits
Property, plant and equipment	3,554.3	3,562.5	(8.2)	Depreciation for the period less additions to property, plant and equipment on an accrual basis
Intangible assets	983.1	1,224.0	(240.9)	Sale of spectrum licences and impairment of intangible assets
Goodwill	2,695.8	2,725.4	(29.6)	Goodwill impairment in the Media segment
Derivative financial instruments[2]	557.7	808.7	(251.0)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	725.6	690.9	34.7	Impact of current variances in activity
Provisions	25.4	69.3	(43.9)	Settlement of disputes
Long-term debt, including current portion and bank indebtedness	5,311.7	5,657.0	(345.3)	See “Financing activities”
Deferred income tax[3]	617.7	524.3	93.4	Net deferred income tax expenses reported under income and “Other comprehensive income”

1              Current assets less current liabilities.

2              Long-term assets less long-term liabilities.

3              Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2017, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of December 31, 2017

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$5,346.7	$19.1	$469.8	$1,005.7	$3,852.1
Interest payments[2]	1,647.4	225.6	543.3	512.5	366.0
Operating leases	251.3	51.9	64.6	31.5	103.3
Additions to property, plant and equipment and other commitments	1,371.3	228.2	318.0	282.0	543.1
Derivative financial instruments[3]	(552.7)	0.6	(71.0)	(203.0)	(279.3)
Total contractual obligations	$8,064.0	$525.4	$1,324.7	$1,628.7	$4,585.2

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2017.

3              Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Significant commitments included in Table 10

Videotron leases sites for its LTE network under operating lease arrangements. It also has 20-year service sharing and exchange agreements with Rogers to build out and operate an LTE network in Québec and the Ottawa area, as well as an agreement with Comcast Corporation to develop an innovative IPTV solution. As at December 31, 2017, the balance of those commitments stood at $607.6 million.

In 2011, Quebecor Media announced an agreement with Québec City for the leasing and management of the Videotron Centre. As at December 31, 2017, the balance of those commitments stood at $73.0 million.

In 2012 and 2014, Quebecor Media signed 20-year agreements to install, maintain and advertise on bus shelters belonging to the Montréal and Laval transit commissions. In 2015, a similar 10-year agreement was signed with the Lévis transit commission. As at December 31, 2017, the balance of those commitments stood at $92.5 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2017, the balance of those commitments stood at $641.0 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $37.8 million in 2018, based on the most recent financial actuarial reports filed (contributions of $37.4 million were paid in 2017).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2017, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $9.2 million ($9.0 million in 2016 and $12.3 million in 2015), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $2.8 million ($3.0 million in 2016 and $3.3 million in 2015). These transactions were accounted for at the consideration agreed between the parties.

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

In 2017, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($2.2 million in 2016 and $2.0 million in 2015), and incurred management fees of $2.7 million ($2.6 million in 2016 and $2.2 million in 2015) with shareholders.

Tax transactions

In 2016, the parent corporation transferred $22.1 million of non-capital losses ($33.4 million in 2015) to the Corporation in exchange for a cash consideration of $5.6 million ($8.4 million in 2015). No such transfer was done in 2017. These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2016 ($0.6 million in 2015).

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms), and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2017, the maximum exposure with respect to these guarantees was $20.5 million and no liability has been recorded in the consolidated balance sheet.

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

Table 11

Description of derivative financial instruments
As of December 31, 2017
(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Videotron
Less than 1 year	1.2936	$151.4	US$	117.0

Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	335.1	Bankers’ acceptance 3 months + 2.77%	1.0346

Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2017, 2016 and 2015 are summarized in Table 12.

Table 12

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2017	2016	2015

Loss (gain) on the ineffective portion of fair value hedges	$3.0	$2.0	$(3.6)
Loss on the ineffective portion of cash flow hedges	—	0.1	1.6
(Gain) loss on embedded derivatives related to long-term debt	(0.6)	(0.2)	6.2
Loss (gain) on reversal of embedded derivatives on debt redemption	—	0.2	(0.4)
	$2.4	$2.1	$3.8

A gain on cash flow hedges of $43.7 million was recorded under “Other comprehensive income” in 2017 (loss of $30.9 million and gain of $14.0 million respectively in 2016 and in 2015).

Fair value of financial instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or of the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2017 and December 31, 2016 were as follows:

Table 13

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	December 31, 2017		December 31, 2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt [1,2]	$(5,346.7)	$(5,658.0)	$(5,669.9)	$(5,835.5)
Derivative financial instruments[3]
Early settlement options	—	—	0.4	0.4
Foreign exchange forward contracts[4]	(4.5)	(4.5)	2.5	2.5
Interest rate swaps	—	—	(0.3)	(0.3)
Cross-currency interest rate swaps[4]	562.2	562.2	806.5	806.5

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

2              The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

3              The fair value of derivative financial instruments designated as hedges is an asset position of $557.7 million as of December 31, 2017 ($808.7 million as of December 31, 2016).

4              The value of foreign exchange forward contracts entered into to lock in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2017, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2017, 11.3% of trade receivables were 90 days past their billing date (13.0% as of December 31, 2016) of which 31.1% had an allowance for doubtful accounts (32.5% as of December 31, 2016).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2017 and 2016:

	2017	2016

Balance at beginning of year	$28.1	$23.0
Charged to income	21.6	36.1
Utilization	(28.6)	(31.0)
Balance at end of year	$21.1	$28.1

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2017 and 2016. (see also “Contractual Obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2017 and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on “Other Comprehensive income,” before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2017 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1.6	$40.4
Decrease of $0.10	(1.6)	(40.4)

A variance of $0.10 in the 2017 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $3.2 million on the value of unhedged purchases of goods and services in 2017 and $5.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2017.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2017, after taking into account the hedging instruments, long-term debt was comprised of 87.7% fixed-rate debt (83.7% in 2016) and 12.3% floating-rate debt (16.3% in 2016).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2017 was $5.9 million.

The estimated sensitivity on income and on “Other Comprehensive income,” before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2017, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.4)	$(21.2)
Decrease of 100 basis points	1.4	21.2

Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, the repurchase of shares, the use of cash flows generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments and cash and cash equivalents. The capital structure as of December 31, 2017 and 2016 was as follows:

Table 14

Capital structure of Quebecor Media
(in millions of Canadian dollars)

	2017	2016

Bank indebtedness	$—	$18.9
Long-term debt	5,311.7	5,638.1
Derivative financial instruments	(557.7)	(808.7)
Cash and cash equivalents	(864.9)	(20.7)
Net liabilities	3,889.1	4,827.6
Equity	$2,342.1	$1,681.2

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

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

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony and over-the-top video service, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

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

•                                Revenues from the sale or distribution of newspapers and magazines are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•                                Soundstage and equipment rental revenues are recognized over the rental period;

•                                Revenues derived from speciality film and television services are recognized when services are provided.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•                                Revenues from the sale or distribution of books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•                                Revenues from leasing and from ticket (including season tickets), food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

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

Impairment of assets

For the purposes of assessing impairment, assets are grouped in CGUs, which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews, at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

The net book value of goodwill as at December 31, 2017 was $2.70 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2017 was $490.1 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changed its conclusion in the future.

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

The Corporation generally enters into the following types of derivative financial instruments:

•                                The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses offsetting foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on principal payments on foreign currency denominated debt. These foreign exchange forward contracts are designated as cash flow hedges.

•                                The Corporation uses cross-currency interest rate swaps to hedge: (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt; and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency interest rate swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.

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

•                                For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in “Other Comprehensive income” until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated “Other Comprehensive income” are reclassified to income when the variability in the cash flows of the hedged item affects income.

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

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent that the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future and the minimum funding liability is based on a number of assumptions, including future service costs and future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of those assumptions may have a significant impact on the costs and obligations of pension plans and postretirement benefits in future periods.

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

Provisions

Provisions are recognized when: (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

The amount recognized as a provision is the best estimate of the expenditures required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

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

Recent accounting pronouncements

(i)                           IFRS 9 — Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Corporation will adopt the new rules under IFRS 9 which simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

The adoption of IFRS 9 will have no material impact on the consolidated financial statements.

(ii)                        IFRS 15 — Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Corporation will adopt on a fully retrospective basis the new rules under IFRS 15 which specifies how and when an entity should recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

The adoption of IFRS 15 will have significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing in the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices previously accounted for as a reduction of related equipment sales on activation, now need to be considered in the relative total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same as under the previous rules. The portion of revenues that is earned without having been invoiced will be presented as contract assets in the consolidated balance sheets. All other types of revenues have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs, mainly sales commissions, to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues as it is under the current rules. These capitalized costs will be included in Other assets as contract costs in the consolidated balance sheet.

The retroactive adoption of IFRS 15 will have the following impacts on the 2017 and 2016 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2017	2016

Revenues	$22.4	$52.5
Purchase of goods and services	(12.4)	(13.2)
Deferred income tax expense	9.2	17.4
Net income and comprehensive income attributable to shareholders	$25.6	$48.3

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets	$183.6	$155.8
Other assets	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

(iii)                     IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that the IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since all of the Corporation segments are engaged in various long-term leases on premises and equipment. However, the adoption impacts on the consolidated financial statements have not yet been measured.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A -                                Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 22, 2018:

Name and Municipality of Residence	Age	Position

PIERRE DION Saint-Bruno, Québec	53	Director and Chairman of the Board

ANDRÉ P. BROSSEAU (1) (3) Montréal, Québec	56	Director

CHRISTIAN DUBÉ Montréal, Québec	61	Director

JEAN LA COUTURE, FCPA, FCA (1)(2) Montréal, Québec	71	Director and Chair of the Audit Committee

SYLVIE LALANDE (3) Lachute, Québec	67	Director

ANDREA C. MARTIN (3) Arundel, Québec	58	Director

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	78	Director

ROBERT PARÉ (2) Westmount, Québec	63	Director

Name and Municipality of Residence	Age	Position

ÉRIK PÉLADEAU Lorraine, Québec	62	Director

NORMAND PROVOST (1)(2) Brossard, Québec	63	Director

PIERRE KARL PÉLADEAU Outremont, Québec	56	President and Chief Executive Officer

MANON BROUILLETTE Montréal, Québec	49	President and Chief Executive Officer, Videotron Ltd.

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	51	President and Chief Executive Officer, TVA Group Inc. and Chief of Content, Quebecor Content

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	47	Senior Vice President and Chief Financial Officer

MARC M. TREMBLAY Westmount, Québec	57	Senior Vice President, Chief Legal Officer and Public Affairs and Secretary

J. SERGE SASSEVILLE Montréal, Québec	59	Senior Vice President, Corporate and Institutional Affairs

DENIS DESAULNIERS Orford, Québec	53	Vice President, Human Resources

CHLOÉ POIRIER Nuns’ Island, Québec	48	Vice President and Treasurer

DENIS SABOURIN Nuns’ Island, Québec	57	Vice President and Corporate Controller

MARTIN TREMBLAY Montréal, Québec	42	Chief Operating Officer, Quebecor Sport & Entertainment Group

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

André P. Brosseau, Director and member of the Audit Committee. Mr. Brosseau is a Director and member of the Audit Committee of Quebecor, Quebecor Media and Videotron since May 12, 2016. He is also a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD

Digital Health Connections Group Inc. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Quebec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

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

Sylvie Lalande, Director, Lead Director and Chair of the Human Resources and Corporate Governance Committee. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017. She was appointed as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the Collège des administrateurs de sociétés of Université Laval. She was appointed Chair of the Board of Capital régional et coopératif Desjardins in April 2017.

Andrea C. Martin, Director and member of the Human Resources and Corporate Governance Committee. Ms. Martin is a Director and member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since September 28, 2017. Ms. Martin was President of ADT Canada from January 2015 to January 2017. She has also served as Managing Director of Data Services for Royal Mail Group in London, England. Ms. Martin worked for 27 years at Reader’s Digest, where she was president of three global divisions as well as Chief Executive Officer and Executive Chair of the Board of Reader’s Digest Canada for three years. She is a graduate of McGill University’s Institute of Corporate Directors.

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

Robert Paré, Director. Mr. Paré is a Director of Quebecor and Quebecor Media since June 19, 2014. He is a corporate lawyer and strategic advisor at Fasken Martineau DuMoulin LLP where he was a senior partner from February 1987 until January 2018. Mr. Paré is a member of the Board and of the Compensation, Nominating and Corporate Governance Committee of ADF Group Inc. since 2009. He was a member of the Board and of the Nominating and Governance Committee and of the Human Resources and Compensation Committee of RONA Inc. from 2009 to 2016. Mr. Paré is the past Chairman of the Board of the Institute of Corporate Governance — Quebec Chapter.

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

Normand Provost, Director and member of the Audit Committee. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He also serves as a member of the Audit Committee of Quebecor, Quebecor Media and Videotron since June 2014. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He has served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship and, since January 2018, of Investissement Québec. In addition, he sits on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and on the Investment Committee of Desjardins Financial Security. Mr. Provost is one of the representatives of Capital CDPQ on the Quebecor Media Board.

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

France Lauzière, President and Chief Executive Officer, TVA Group and Chief Content Officer of Quebecor Content. France Lauzière was appointed to her current position in October 2017.  France joined TVA Group in 2001 and became head of programming for the TVA Network in 2006. Afterwards, she held the position of Senior Vice President, Content of Quebecor Content and Vice President, Programming of TVA Group from 2006 to 2013. She also serves on the board of La Factry, a school for creativity dedicated to forging creative minds quipped to find new solutions to contemporary challenges.

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

Martin Tremblay, Chief Operating Officer, Quebecor Sports and Entertainment Group. Mr. Tremblay was appointed Chief Operating Officer, Quebecor Sports and Entertainment Group in August 2017. From 2012 to 2017, he held the position of Vice President, Public Affairs of Quebecor Media. He previously worked for several years in the office of the Minister of the Environment, the office of the Minister of Municipal Affairs and other Québec government departments. Mr. Martin holds a Bachelor’s degree in international relations from Université du Québec à Chicoutimi.

B -                                Compensation

Compensation of Directors

The table below indicates the compensation received by our Directors for the financial year ended December 31, 2017:

Compensation for the financial year ended December 31, 2017(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	60,000
Vice Chair of the Board	10,000
Lead Director (since November 2017)	10,000
Base compensation of Directors	90,000
Chair of the Audit Committee	30,000
Chair of the Human Resources and Corporate Governance Committee	26,000
Members of the Audit Committee (except Chair)	15,000
Members of the Human Resources and Corporate Governance Committee (except Chair)	17,000
Members of the Executive Committee	5,000
Attendance fees (lump sum payment)	20,000

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

From January 1 to December 31, 2017, the amount of compensation (including benefits in kind) paid to our Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was $1,605,562. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2017, our senior executive officers, as a group, received aggregate compensation of up to $16.2 million for services they rendered in all capacities during 2017, which amount includes base salary, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 6.5% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Our Human Resources and Corporate Governance Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

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

During the year ended December 31, 2017, no options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries. During the year ended December 31, 2017, a total of 215,978 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $5.5 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2017, an aggregate total of 595,827 options were outstanding (of which 226,200 were vested as at that date), with a weighted average exercise price of $62.84 per share.

Further to the implementation of the DSU and of the performance share unit (“PSU”) plans described below, no further grant of options is being contemplated for the near future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.

During the year ended December 31, 2017, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media. As of December 31, 2017, a total of 780,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $12.25 per share, were outstanding (of which 686,666 were vested at that date). The closing sale price of the Quebecor Class B Shares on the TSX on December 29, 2017 was $23.70.

TVA Group’s stock option plan

Under a stock option plan established by TVA Group, 2,200,000 TVA Group Class B Shares have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of TVA Group Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the TVA Group’s stock option plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. As of December 31, 2017, a total of 60,000 options to purchase TVA Group Class B Shares, with a weighted average exercise price of $6.85 per share, were outstanding (of which 24,000 were vested at that date). The closing sale price of the TVA Group Class B Shares on the TSX on December 29, 2017 was $4.04.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares and, in the case of the DSU plan, also on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares or TVA Group Class B shares. As of December 31, 2017, 249,037 DSUs based on Quebecor Class B shares, 62,925 DSUs based on TVA Group Class B shares and 318,039 PSUs based on Quebecor Class B Shares were outstanding.

TVA Group’s DSU and PSU plans

On July 10, 2016, TVA Group established a DSU plan and a PSU plan for its employees based on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B shares. As of December 31, 2017, 203,464 DSUs and 270,637 PSUs were outstanding.

For more information on the compensation plans described above, refer to note 22 to our audited consolidated financial statements for the year ended December 31, 2017 included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $147 222. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $7,361 in respect of 2018. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2017 to provide the pension benefits to our senior executives, as a group, was $334,700. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 29 to our audited consolidated financial statements for the year ended December 31, 2017 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$147,222 or more	$29,444	$44,167	$58,889	$73,611	$88,333

C -                                Board Practices

In accordance with our charter, our Board of Directors may consist of at least one Director and no more than 20 Directors. Our Board of Directors currently consists of eleven Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders’ Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now Capital CDPQ) and Quebecor Media (the “Corporation’s Shareholders Agreement”), our Board of Directors is comprised of nominees of each of Quebecor and of Capital CDPQ. In May 2017, the size of our Board of Directors was decreased from eleven to ten directors. In accordance with the Corporation’s Shareholders Agreement, Quebecor has nominated eight directors and Capital CDPQ two directors. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below for a description of the Corporation’s Shareholders Agreement.

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

Human Resources and Corporate Governance Committee

Our Human Resources and Corporate Governance Committee is composed of Ms. Sylvie Lalande, Ms. Andrea C. Martin and Mr. André P. Brosseau. Ms. Lalande is the Chair of our Human Resources and Corporate Governance Committee. Our Human Resources and Corporate Governance Committee was formed with the mandate to examine and decide upon our global compensation and benefits policies and those of our subsidiaries that do not have a Human Resources and Corporate Governance Committee, including certain matters relating to the DSU and PSU plans. Our Human Resources and Corporate Governance Committee is also responsible for the review, on an annual basis, of the compensation of our Directors, and of corporate governance matters.

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

D-           Employees

As of December 31, 2017, we had 10,158 employees on a consolidated basis. As of December 31, 2016 and 2015, we had 10,144 and 10,340 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2017 :

Business segments	Total number of employees	Number of employees under collective bargaining agreements	Number of collective bargaining agreements
Telecommunications	6,658	3,876	5
Videotron	6,567	3,818	4
Other	91	58	1
Media	2,852	1,392	24
MediaQMI	442	160	5
TVA Group	1,914	1,026	13
Other	496	206	6
Sports and Entertainment	459	94	2
Corporate	189	—	—
Total	10,158	5,362	31

As of December 31, 2017, 53% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are party to 31 collective bargaining agreements:

•                  Videotron is party to four collective bargaining agreements representing 3,818 unionized employees. The collective bargaining agreement covering 2,965 unionized employees in the Montréal region will expire on December 31, 2018. There are also three collective bargaining agreements covering unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2020 and December 31, 2018 respectively.

•                  One other collective bargaining agreement covering 58 unionized employees of our subsidiary, SETTE inc., will expire on December 31, 2018.

•                  MediaQMI is party to five collective bargaining agreements, representing 160 unionized employees. Of these five collective bargaining agreements, one expires on December 31, 2018, three on December 31, 2019 and the fifth one on April 4, 2020. A group of 5 employees from NumériQ recently filed a petition for the certification of their group. The negotiation of this first collective bargaining agreement is in process.

•                  TVA Group is party to 13 collective bargaining agreements, representing 1026 unionized employees. Negotiations related to seven collective bargaining agreements, that expired in 2014, 2015, 2016 and 2017, are in progress or will be undertaken in 2018. Six collective agreements will expire on various dates through March and December 2018.

•                  Other subsidiaries of the Media segment are party to various collective agreements, representing 206 unionized employees:

Entities	Employees	Terms	Comments
RéseauQMI Laval — Office	48	12/31/2019	None

Québec — Printing	37	12/31/2017	In Progress
Mirabel — Expedition	25	12/31/2017	None
RéseauQMI Québec —Warehouse/Office	17	09/30/2018	None
Mirabel — Printing / Maintenance	52	05/05/2019	None
RéseauQMI Laval — Warehouse	27	12/31/2019	None

•                  Our Sports and Entertainment segment is party to two collective bargaining agreements, representing 94 unionized employees:

Entities	Employees	Terms	Comments
Édition CEC	27	12/31/2018	None
ADP - Sogides	67	12/31/2016	In progress (conciliation)

We currently have no labour disputes, nor do we currently anticipate any such labour dispute in the near future. We can neither predict the outcome of current or future negotiations relating to labour disputes, if any, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience further work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations.

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A -                                Major Shareholders

As of December 31, 2017, Capital CDPQ indirectly held 17,628,911 shares of our Corporation, representing a 18.47% interest in Quebecor Media (excluding dilution from options under Quebecor Media’s stock option plan) and Quebecor held, directly and indirectly, 77,812,366 common shares of our Corporation, representing a 81.53% voting and equity interest in us. The primary asset of Quebecor, a communications holding company, is its interest in us. Capital CDPQ is a wholly owned subsidiary of the CDPQ, one of Canada’s largest pension fund managers.

To the knowledge of our directors and officers and according to public information available, the only persons or companies which, as at March 22, 2018, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were Pierre Karl Péladeau, Beutel, Goodman & Co. Ltd. (“Beutel”), RBC Global Asset Management Inc. (“RBC GAM”), Letko, Brosseau & Associates Inc. (“Letko”) and Fidelity Management & Research Company et als (“Fidelity”).

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	69,873,856	90.36%	829,040	0.53%	75.16%
Beutel (1)	—	—	23,155,806	14.71%	2.49%
RBC GAM (2)	—	—	21,057,614	13.37%	2.26%
Letko (3)	—	—	16,760,312	10.64%	1.80%
Fidelity (4)	—	—	16,040,014	10.19%	1.72%

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

(4) Based on an early warning report filed on SEDAR on August 10, 2017, the last publicly available information disclosing the share ownership in Quebecor of Fidelity Management & Research Company, FMR Co. Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers Inc., Crosby Advisors LLC, Fidelity SelectCo, LLC, Fidelity (Canada) Asset Management ULC, and FIL Limited and certain of its affiliates.

B -                                The Corporation’s Shareholders Agreement

We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor and certain of its wholly owned subsidiaries, and Capital CDPQ, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the Corporation’s Shareholders Agreement, as amended, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as “QMI Shares”, on a fully-diluted basis.

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

In May 2017, our shareholders, acting by written resolution, fixed the size of our Board of Directors to ten directors. In accordance with the Corporation’s Shareholders Agreement, Quebecor is entitled to nominate eight directors and Capital CDPQ is entitled to nominate two directors.

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

Operating transactions

During the year ended December 31, 2017, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $9.2 million ($9.0 million in 2016 and $12.3 million in 2015), which are included in purchase of goods and services. During the year ended December 31, 2017, the Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $2.8 million ($3.0 million in 2016 and $3.3 million in 2015). These transactions were accounted for at the consideration agreed between parties.

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

In 2017, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($2.2 million in 2016 and $2.0 million in 2015), and incurred management fees of $2.7  million ($2.6 million in 2016 and $2.2 million in 2015) with the Corporation’s shareholders.

Tax transactions

In 2017, no transaction occurred with the parent corporation. In 2016, the parent corporation transferred $22.1 million of non-capital losses ($33.4 million in 2015) to the Corporation in exchange for a cash consideration of $5.6 million ($8.4 million in 2015). This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction $0.3 million in its income tax expense in 2016 ($0.6 million in 2015).

D -                                Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A -                                Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2017 and 2016, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2017, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B -                                Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

C -                                Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2017, our issued and outstanding share capital was as follows:

95,441,277 common shares outstanding, of which 77,812,366 were held by Quebecor and 17,628,911 were held by Capital CDPQ.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2017, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $50 million and declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $50 million. In 2016, the Board of Directors of Quebecor Media declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $100 million. In 2015, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $75 million and declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $25 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

ITEM 9 — THE OFFER AND LISTING

A -                                Offer and Listing Details

Not applicable.

B -                                Plan of Distribution

Not applicable.

C -                                Markets

Outstanding Notes

On October 11, 2012, we issued and sold CAN$500.0 million aggregate principal amount of our 6 5/8% Senior Notes due 2023 and US$850.0 million aggregate principal amount of our 5¾% Senior Notes due 2023 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 5 3/4% Senior Notes due 2023 and our 6 5/8% Senior Notes due 2023 are unsecured and are due on January 15, 2023, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of the 5 3/4% Senior Notes due 2023, we filed a registration statement on Form F-4 with the SEC on April 10, 2013 and completed the registered exchange offer on May 21, 2013. As a result of this exchange offer, our 5 3/4% Senior Notes due 2023 issued on October 11, 2012 have been registered under the Securities

Act.  Our 6 5/8% Senior Notes due 2023 were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

There is currently no established trading market for our senior notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding senior notes, the ability of the holders of any such senior notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding senior notes on any exchange or automated dealer quotation system. The record holder of our 5 3/4% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 6 5/8% Senior Notes due 2023 is CDS Clearing and Depository Services Inc.

D -                                Selling Shareholders

Not applicable.

E -                                Dilution

Not applicable.

F -                                 Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A -                                Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2017, there were no issued and outstanding preferred shares.

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

3.                                      Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Cumulative First Preferred Shares” in section 2 above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Business Corporations Act (Quebec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Business Corporations Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval.

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

On January 5, 2011, we issued $325,000,000 aggregate principal amount of our 7 3/8% Senior Notes due January 15, 2021 pursuant to an Indenture, dated as of January 5, 2011, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in this indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2017, Quebecor Media redeemed and retired the entire principal amount outstanding of its 7 3/8% Senior Notes due January 15, 2021.

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

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. London Interbank Offered Rate (“LIBOR”), plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the Revolving Facility, the applicable margin is determined by our Leverage Ratio (as defined in our senior secured credit facilities) and ranges from 1.125% when this ratio is less than or equal to 2.75x to 2.00% when this ratio is greater than 4.5x.  With regard to bankers’ acceptances and letters of credit under the Revolving Facility, the applicable margin ranges from 2.125% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. With regard to LIBOR advances under the Revolving Facility, the applicable margin ranges from 2.125% when our Leverage Ratio is less than or equal to 2.75x to 3.00% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable.  Borrowings under Facility B bear interest at the U.S. prime rate or LIBOR, plus, in each case, an applicable margin. With regard to U.S. prime rate advances under Facility B, the applicable margin is 1.25% and with regard to LIBOR advances under Facility B, the applicable margin is 2.25%. Borrowings under the Revolving Facility are repayable in full on July 15, 2020 and those under Facility B are repayable in full on August 17, 2020.

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

(e)                                  Indenture relating to $300,000,000 of Videotron’s 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, Videotron issued $300,000,000 aggregate principal amount of its 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on July 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2017, Videotron redeemed and retired the entire principal amount outstanding of its 6 7/8% Senior Notes due July 15, 2021.

(f)                                   Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(g)                                  Indenture relating to $400,000,000 of Videotron’s 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(h)                                 Indenture relating to US$600,000,000 of Videotron’s 5 3/8% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(i)                                     Indenture relating to $375,000,000 of Videotron’s 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, Videotron issued $375,000,000 aggregate principal amount of its 5¾% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(j)                                    Indenture relating to US$600,000,000 of Videotron’s 5 1/8% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 13, 2017, Videotron issued US$600,000,000 aggregate principal amount of its 5 1/8% Senior Notes due April 15, 2027, pursuant to an Indenture, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on April 15, 2027. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(k)                                 Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $965,000,000 secured revolving credit facility that matures on July 20, 2021, as well as a secured export financing facility (in a principal amount of $32,142,857 as of the amendment and restatement date of June 16, 2015) providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to Videotron’s contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

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

Videotron has also agreed to pay specified commitment fees in respect of its revolving credit facility. Advances under Videotron’s export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

The revolving credit facility is repayable in full on July 20, 2021. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under Videotron’s senior credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the senior credit facilities (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by Videotron and such guarantors and other security.

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

E-           Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 5¾% Senior Notes due 2023 issued on October 11, 2012 (the “2012 US$ notes”) and our 6 5/8% Senior Notes due 2023 issued on October 11, 2012 (the “2012 C$ notes” or “C$ notes”) (and collectively with our 2012 US$ notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

•                  persons required to accelerate the recognition of any item of gross income with respect to any of the notes as a result of such income being recognized on an applicable financial statement;

•                  entities taxes as a partnership or the partners therein; and

•                  direct, indirect or constructive owners of 10% or more, of the voting power or value, of our outstanding shares.

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

We have not sought and will not seek any U.S. legal counsel or rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.

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

Interest on the Notes

Interest on the 2012 US$ notes and 2012 C$ notes

Payments of stated interest on the 2012 US$ notes and our 2012 C$ notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and will be “passive category income”, which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the U.S. federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of their expected maturity. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made, or if such payments are incidental. We believe the likelihood that we will make any such payments is remote and/or that such payment will be incidental. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote and/or incidental is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

Our 2012 C$ notes are denominated in Canadian dollars. Interest on these notes will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the Canadian dollar amount, regardless of whether the Canadian dollars are converted into U.S. dollars. Generally, a U.S. Holder that uses the cash method of tax accounting will determine such U.S. dollar value using the spot rate of exchange on the date of receipt. A cash method U.S. Holder generally will not realize foreign currency gain or loss on the receipt of the interest payment but may have foreign currency gain or loss attributable to the actual disposition of the Canadian dollars received.

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

Market Discount and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

•                  the amount realized (or the U.S. dollar value thereof if received in a foreign currency) less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income; and

•                  the U.S. Holder’s adjusted tax basis in the note.

Except with respect to gains or losses attributable to changes in exchange rates, as described below, gain or loss so recognized generally will be capital gain or loss (except as described under “— Market Discount, and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount.

A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s U.S. dollar cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased

(but not below zero) by the amount of principal payments received by such U.S. Holder in respect of the notes, any amount treated as a return of pre-issuance accrued interest, and the amount of amortized bond premium, if any, previously taken into account with respect to the note. If a U.S. Holder purchases a C$ note with Canadian dollars, the U.S. dollar cost of the C$ note will generally be the U.S. dollar value of the purchase price on the date of purchase calculated at the spot rate of exchange on that date. The amount realized upon the disposition of a C$ note will generally be the U.S. dollar value of the amount received on the date of the disposition calculated at the spot rate of exchange on that date. However, if the C$ note is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of or amount received on the C$ note, as applicable, by translating the amount paid or received at the spot rate of exchange on the settlement date of the purchase or disposition. The election available to accrual basis U.S. Holders in respect of the purchase and disposition of C$ notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

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

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a C$ note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time the note is disposed of or payment is received in consideration of such sale or retirement (as applicable and as discussed in detail above). The amount of gain or loss recognized on a subsequent sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency. A U.S. Holder who acquires such note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the note on the date of acquisition. Such gain or loss generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In addition, U.S. Holders that hold specified foreign financial assets (including stock and securities of a foreign issuer) with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are required to report their holdings, along with other information, on their U.S. federal income tax returns, with certain exceptions. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. If you fail to report the required information, you could be subject to substantial penalties. U.S. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. dollar-denominated debt obligations outstanding as of December 31, 2017 and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2017, after taking into account the hedging instruments, long-term debt was comprised of 87.7% fixed-rate debt (83.7% as of December 31, 2016) and 12.3% floating-rate debt (16.3% as of December 31, 2016).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2017 is $5.9 million.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2017, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2017, 11.3% of trade receivables were 90 days past their billing date (13.0% as of December 31, 2016) of which 31.1% had an allowance for doubtful accounts (32.5% as of December 31, 2016).

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

Fair Value of Financial Instruments

See “Item 5 — Operating and Financial Review and Prospects — Additional Information — Financial Instruments and Financial Risk Management — Fair Value of Financial Instruments” in this annual report.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As of December 31, 2017, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31, (in millions)
2018	19.1
2019	56.6
2020	413.2
2021	0.0
2022	1,005.7
2023 and thereafter	3,852.1
Total	$5,346.7

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2017.

Pursuant to the Dodd—Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Quebecor Media is not required to include in its annual report an attestation report of Quebecor Media’s independent registered public accounting firm regarding our internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was therefore not subject to attestation procedures by our independent registered public accounting firm.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2017, 2016 and 2015. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2017 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2017, 2016 and 2015, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Audit Fees(1)	$2,557,984	$2,462,935	$2,561,492
Audit related Fees(2)	20,000	139,585	77,593
Tax Fees(3)	16,989	14,500	25,336
All Other Fees(4)	—	—	—
Total	$2,594,973	$2,617,020	$2,664,421

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

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2017, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

2.5

Form of 5¾% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

2.6

Indenture, relating to Quebecor Media’s 5¾% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 20, 2013, Commission file No. 333-13792).

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

2.13

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.6 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 033-51000).

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

2.19

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.12 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 033-51000).

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

Exhibit Number	Description

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

2.31

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 033-51000).

2.32

Form of 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.33

Form of Notation of Guarantee of the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

Exhibit Number	Description

2.34

Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

2.37	Form of 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.39 below).

2.38	Form of Notation of Guarantee of the subsidiary guarantors of the 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.39 below).

2.39	Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee.

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

3.3

Written resolution adopted by the Shareholders of Quebecor Media on February 15, 2017 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 333-13792).

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

4.1

Third Amendment to the Amended and Restated Credit Agreement, dated as of May 9, 2017, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended.

4.2

Second Amendment to the Amended and Restated Credit Agreement, dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended. (incorporated by reference to Exhibit 4.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 333-13792).

Exhibit Number	Description

4.3

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

4.5

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

4.6

Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.3 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

4.8

First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.6), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.7 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 333-13792).

4.9

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

4.10

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

101	Interactive Data Files

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
Name: Jean-François Pruneau
Title: Senior Vice President and Chief Financial Officer

Dated: March 27, 2018

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2017, 2016 and 2015

Report of Ernst & Young LLP to the Board of Directors and to the Shareholders of Quebecor Media (with respect to Quebecor Media’s consolidated financial statements for the years ended December 31, 2017, 2016 and 2015)

F-2

Consolidated financial statements
Consolidated statements of income	F-3
Consolidated statements of comprehensive income	F-4
Consolidated statements of equity	F-5
Consolidated statements of cash flows	F-6
Consolidated balance sheets	F-8
Segmented information	F-10
Notes to consolidated financial statements	F-14

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Quebecor Media Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. (the “Corporation”) as of December 31, 2017 and 2016, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2017, and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2017 and 2016, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Corporation in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP 1

We have served as the Corporation’s auditor since 2008,

Montréal, Canada

March 13, 2018

1  FCPA auditor, FCA, public accountancy permit no. A107913

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Note	2017	2016	2015

Revenues	2	$4,122.4	$4,016.6	$3,890.8

Employee costs	3	706.2	707.9	694.4
Purchase of goods and services	3	1,820.8	1,810.9	1,755.6
Depreciation and amortization		709.8	650.4	691.0
Financial expenses	4	283.4	302.9	309.2
Loss on valuation and translation of financial instruments	5	2.4	2.1	3.8
Restructuring of operations, litigation and other items	6	17.2	28.5	(117.2)
Gain on sale of spectrum licences	7	(330.9)	—	—
Impairment of goodwill and other assets	8	43.8	40.9	230.7
Loss on debt refinancing	9	15.6	7.3	12.1
Income before income taxes		854.1	465.7	311.2
Income taxes (recovery):
Current	10	8.8	158.0	63.4
Deferred	10	124.5	(31.7)	40.7
		133.3	126.3	104.1

Income from continuing operations		720.8	339.4	207.1
Income (loss) from discontinued operations	30	14.6	—	(19.7)
Net income		$735.4	$339.4	$187.4

Income (loss) from continuing operations attributable to
Shareholders		$725.6	$352.0	$225.7
Non-controlling interests		(4.8)	(12.6)	(18.6)

Net income (loss) attributable to
Shareholders		$740.2	$352.0	$207.6
Non-controlling interests		(4.8)	(12.6)	(20.2)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Note	2017	2016	2015

Income from continuing operations		$720.8	$339.4	$207.1

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		43.7	(30.9)	14.0
Deferred income taxes		28.0	15.9	(41.6)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	29	(3.2)	33.1	(28.2)
Deferred income taxes		0.9	(8.9)	7.7
Reclassification to income:
Gain related to cash flows hedges	9	—	—	(3.9)
Deferred income taxes		—	—	(0.4)
		69.4	9.2	(52.4)
Comprehensive income from continuing operations		790.2	348.6	154.7

Income (loss) from discontinued operations	30	14.6	—	(19.7)
Comprehensive income		$804.8	$348.6	$135.0

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$794.7	$358.5	$174.4
Non-controlling interests		(4.5)	(9.9)	(19.7)
Comprehensive income (loss) attributable to
Shareholders		$809.3	$358.5	$156.2
Non-controlling interests		(4.5)	(9.9)	(21.2)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	attributable to non- controlling interests	Total equity
	(note 22)			(note 24)

Balance as of December 31, 2014	$4,116.1	$1.3	$(2,273.4)	$(84.6)	$125.9	$1,885.3
Net income (loss)	—	—	207.6	—	(20.2)	187.4
Other comprehensive loss	—	—	—	(51.4)	(1.0)	(52.4)
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Repurchase of shares	(289.7)	—	(210.5)	—	—	(500.2)
Issuance of shares of a subsidiary to non-controlling interests (note 11)	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions (note 11)	—	—	16.5	—	(15.7)	0.8
Balance as of December 31, 2015	3,801.4	1.3	(2,334.8)	(136.0)	100.9	1,432.8
Net income (loss)	—	—	352.0	—	(12.6)	339.4
Other comprehensive income	—	—	—	6.5	2.7	9.2
Dividends	—	—	—	—	(0.2)	(0.2)
Reduction of paid-up capital	(100.0)	—	—	—	—	(100.0)
Balance as of December 31, 2016	3,701.4	1.3	(1,982.8)	(129.5)	90.8	1,681.2
Net income (loss)	—	—	740.2	—	(4.8)	735.4
Other comprehensive income	—	—	—	69.1	0.3	69.4
Dividends	—	—	(50.0)	—	—	(50.0)
Reduction of paid-up capital	(50.0)	—	—	—	—	(50.0)
Repurchase of shares (note 22)	(20.6)	—	(23.3)	—	—	(43.9)
Balance as of December 31, 2017	$3,630.8	$1.3	$(1,315.9)	$(60.4)	$86.3	$2,342.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Note	2017	2016	2015

Cash flows related to operating activities
Income from continuing operations		$720.8	$339.4	$207.1
Adjustments for:
Depreciation of property, plant and equipment	14	605.0	552.5	592.6
Amortization of intangible assets	15	104.8	97.9	98.4
Loss on valuation and translation of financial instruments	5	2.4	2.1	3.8
Gain on sale of spectrum licences	7	(330.9)	—	—
Impairment of goodwill and other assets	8	43.8	40.9	230.7
Loss on debt refinancing	9	15.6	7.3	12.1
Amortization of financing costs and long-term debt discount	4	6.9	7.0	7.1
Deferred income taxes	10	124.5	(31.7)	40.7
Other		4.0	3.7	5.9
		1,296.9	1,019.1	1,198.4
Net change in non-cash balances related to operating activities		(95.3)	118.7	(98.7)
Cash flows provided by continuing operating activities		1,201.6	1,137.8	1,099.7

Cash flows related to investing activities
Business acquisitions	11	(5.8)	(119.5)	(94.5)
Business disposals	30	—	3.0	316.3
Additions to property, plant and equipment	14	(605.3)	(707.6)	(678.4)
Additions to intangible assets	15	(141.9)	(139.8)	(360.6)
Proceeds from disposals of assets	7	620.7	3.5	4.6
Acquisition of tax deductions from the parent corporation	28	—	(14.0)	—
Other		(10.6)	12.7	(12.7)
Cash flows used in continuing investing activities		(142.9)	(961.7)	(825.3)

Cash flows related to financing activities
Net change in bank indebtedness		(18.9)	(14.9)	29.3
Net change under revolving facilities		(209.3)	(40.3)	246.9
Issuance of long-term debt, net of financing fees	20	794.5	—	370.1
Repayments of long-term debt	9	(664.5)	(19.0)	(652.3)
Settlement of hedging contracts	9	16.6	0.4	(34.3)
Repurchase of Common Shares	22	(43.9)	—	(500.2)
Issuance of shares of a subsidiary to non-controlling interests	11	—	—	12.1
Reduction of paid-up capital		(50.0)	(100.0)	(25.0)
Dividends		(50.0)	—	(75.0)
Dividends paid to non-controlling interests		—	(0.2)	(0.2)
Cash flows used in continuing financing activities		(225.5)	(174.0)	(628.6)

Net change in cash and cash equivalents from continuing operations		$833.2	$2.1	$(354.2)

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Note	2017	2016	2015

Net change in cash and cash equivalents from continuing operations		$833.2	$2.1	$(354.2)

Cash flows provided by (used in) discontinued operations	30	11.0	—	(22.5)

Cash and cash equivalents at the beginning of the year		20.7	18.6	395.3
Cash and cash equivalents at the end of the year		$864.9	$20.7	$18.6

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$863.2	$19.9	$17.0
Cash equivalents		1.7	0.8	1.6
		$864.9	$20.7	$18.6

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(17.8)	$(34.5)	$(16.0)
Inventories		(3.2)	24.7	(44.5)
Accounts payable, accrued charges and provisions		(26.8)	40.1	30.1
Income taxes		(44.8)	51.4	(97.4)
Deferred revenues		(1.7)	14.0	21.0
Defined benefit plans		7.2	10.4	(3.6)
Other		(8.2)	12.6	11.7
		$(95.3)	$118.7	$(98.7)

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$21.8	$(6.2)	$(12.7)

Interest and taxes reflected as operating activities
Cash interest payments		$269.1	$286.1	$282.4
Cash income tax payments (net of refunds)		58.7	104.3	158.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016
(in millions of Canadian dollars)

	Note	2017	2016
Assets

Current assets
Cash and cash equivalents		$864.9	$20.7
Accounts receivable	12	542.9	525.0
Income taxes		29.3	6.9
Amounts receivable from the parent corporation		0.1	—
Inventories	13	188.1	183.3
Prepaid expenses		63.8	52.9
		1,689.1	788.8
Non-current assets
Property, plant and equipment	14	3,554.3	3,562.5
Intangible assets	15	983.1	1,224.0
Goodwill	16	2,695.8	2,725.4
Derivative financial instruments	27	591.8	809.0
Deferred income taxes	10	33.2	16.0
Other assets	17	97.6	91.7
		7,955.8	8,428.6
Total assets		$9,644.9	$9,217.4

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2017 and 2016

(in millions of Canadian dollars)

	Note	2017	2016

Liabilities and equity

Current liabilities
Bank indebtedness		$—	$18.9
Accounts payable and accrued charges	18	725.6	690.9
Provisions	19	25.4	69.3
Deferred revenue		346.8	339.7
Income taxes		13.3	35.2
Amounts payable to the parent corporation		—	0.7
Current portion of long-term debt	20	19.1	20.9
		1,130.2	1,175.6
Non-current liabilities
Long-term debt	20	5,292.6	5,617.2
Derivative financial instruments	27	34.1	0.3
Other liabilities	21	195.0	202.8
Deferred income taxes	10	650.9	540.3
		6,172.6	6,360.6
Equity
Capital stock	22	3,630.8	3,701.4
Contributed surplus		1.3	1.3
Deficit		(1,315.9)	(1,982.8)
Accumulated other comprehensive loss	24	(60.4)	(129.5)
Equity attributable to shareholders		2,255.8	1,590.4
Non-controlling interests		86.3	90.8
		2,342.1	1,681.2
Commitments and contingencies	19, 25
Guarantees	26
Total liabilities and equity		$9,644.9	$9,217.4

See accompanying notes to consolidated financial statements.

On March 13, 2018, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

On behalf of the Board of Directors,

/s/ Pierre Dion	/s/ Jean La Couture

Pierre Dion, Chairman of the Board	Jean La Couture, Director

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

Years ended December 31, 2017, 2016 and 2015

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

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the distribution of movies, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

In 2017, the Corporation changed its organisational structure and as a result, the book publishing and distribution activities, as well as the music production and distribution activities that were previously presented with the Media segment are now presented with the Sports and Entertainment segment. Prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

These segments are managed separately since they all require specific market strategies. The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements. Segment income includes income from sales to third parties and inter segment sales. Transactions between segments are measured at exchange amounts between the parties.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2017

Revenues	$3,285.1	$769.9	$181.3	$(113.9)	$4,122.4

Employee costs	388.8	232.0	37.6	47.8	706.2
Purchase of goods and services	1,362.3	468.6	137.5	(147.6)	1,820.8
Adjusted operating income[1]	1,534.0	69.3	6.2	(14.1)	1,595.4

Depreciation and amortization					709.8
Financial expenses					283.4
Loss on valuation and translation of financial instruments					2.4
Restructuring of operations, litigation and other items					17.2
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and other assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$854.1

Additions to property, plant and equipment	$574.4	$29.4	$1.3	$0.2	$605.3
Additions to intangible assets	132.3	3.3	4.3	2.0	141.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2016

Revenues	$3,151.8	$789.2	$185.0	$(109.4)	$4,016.6

Employee costs	379.7	242.4	38.3	47.5	707.9
Purchase of goods and services	1,322.7	492.9	144.4	(149.1)	1,810.9
Adjusted operating income[1]	1,449.4	53.9	2.3	(7.8)	1,497.8

Depreciation and amortization					650.4
Financial expenses					302.9
Loss on valuation and translation of financial instruments					2.1
Restructuring of operations, litigation and other items					28.5
Impairment of goodwill and other assets					40.9
Loss on debt refinancing					7.3
Income before income taxes					$465.7

Additions to property, plant and equipment	$666.8	$37.2	$3.5	$0.1	$707.6
Additions to intangible assets	125.6	7.5	3.5	3.2	139.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2017, 2016 and 2015

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Intersegments	Total
					2015

Revenues	$3,007.0	$812.7	$187.6	$(116.5)	$3,890.8

Employee costs	359.4	257.6	38.7	38.7	694.4
Purchase of goods and services	1,261.8	495.0	150.5	(151.7)	1,755.6
Adjusted operating income[1]	1,385.8	60.1	(1.6)	(3.5)	1,440.8

Depreciation and amortization					691.0
Financial expenses					309.2
Loss on valuation and translation of financial instruments					3.8
Restructuring of operations, litigation and other items					(117.2)
Impairment of goodwill and other assets					230.7
Loss on debt refinancing					12.1
Income before income taxes					$311.2

Additions to property, plant and equipment	$630.2	$35.2	$12.8	$0.2	$678.4
Additions to intangible assets	312.3	6.8	37.1	4.4	360.6

1             The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred to as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations.

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)), the liability related to stock-based compensation (note 1(t)) and the net defined benefit liability (note 1(u)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2016 and 2015 have been restated to conform to the presentation adopted for the year ended December 31, 2017.

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

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the corporation’s ownership interest in them. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

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

(d)           Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

•             Revenues from the sale or distribution of newspapers and magazines are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•             Soundstage and equipment leasing revenues are recognized over the rental period;

•             Revenues derived from speciality film and television services are recognized when services are provided.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•             Revenues from the sale or distribution of books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•             Revenues from leasing and from ticket (including season tickets), food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)             Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews, at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

(g)           Barter transactions

In the normal course of operations, the Corporation principally offers advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of goods and services provided.

For the year ended December 31, 2017, the Corporation recorded $12.2 million of barter advertising revenues ($11.7 million in 2016 and $10.3 million in 2015).

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)           Income taxes (continued)

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

(j)              Financial instruments

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

Years ended December 31, 2017, 2016 and 2015

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

The Corporation generally enters into the following types of derivative financial instruments:

•                                The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses offsetting foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on principal payments on foreign currency denominated debt. These foreign exchange forward contracts are designated as cash flow hedges.

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

(r)            Goodwill and intangible assets

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)            Goodwill and intangible assets (continued)

Intangible assets

Spectrum licences are recorded at cost.  Spectrum licences have an indefinite useful life and are not amortized based on the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada, (ii) the Corporation has the financial and operational ability to renew these spectrum licences, (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Broadcasting licences, trademarks and sport franchises have also an indefinite useful life and are not amortized. These intangibles assets are recorded at cost or at fair value at the acquisition date if they are acquired through a business acquisition.

Software is recorded at cost. In particular, internally generated intangible assets such as software and Web site development are mainly comprised of internal costs in connection with the development of those assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

(ii)         Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changed its conclusion in the future.

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

Years ended December 31, 2017, 2016 and 2015

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

(w)         Recent accounting pronouncements

(i)            IFRS 9 — Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Corporation will adopt the new rules under IFRS 9 which simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

The adoption of IFRS  9 will have no material impact on the consolidated financial statements.

(ii)         IFRS 15 — Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Corporation will adopt on a fully retrospective basis the new rules under IFRS 15 which specify how and when an entity should recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

The adoption of IFRS 15 will have significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices previously accounted for as a reduction in related equipment sales on activation, now need to be considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same as under the previous rules. The portion of revenues that is earned without having been invoiced will be presented as contract assets in the consolidated balance sheets. All other types of revenues have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs, mainly sales commissions, to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues as it is under the current rules. These capitalized costs will be included in “Other Assets” as contract costs in the consolidated balance sheet.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)           Recent accounting pronouncements (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

The retroactive adoption of IFRS 15 will have the following impacts on the 2017 and 2016 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2017	2016

Revenues	$22.4	$52.5
Purchase of goods and services	(12.4)	(13.2)
Deferred income tax expense	9.2	17.4
Net income and comprehensive income attributable to shareholders	$25.6	$48.3

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets	$183.6	$155.8
Other assets	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

(iii)      IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that the IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment. However, the adoption impacts on the consolidated financial statements have not yet been measured.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

2.                REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	2017	2016	2015

Services rendered	$3,792.7	$3,668.2	$3,516.4
Product sales	329.7	348.4	374.4
	$4,122.4	$4,016.6	$3,890.8

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2017	2016	2015

Employee costs	$893.6	$891.2	$871.0
Less employee costs capitalized to property, plant and equipment and to intangible assets	(187.4)	(183.3)	(176.6)
	706.2	707.9	694.4
Purchase of goods and services:
Royalties, rights and creation costs	677.9	701.9	729.3
Cost of products sold	373.7	352.4	318.0
Service contracts	172.3	168.7	159.7
Marketing, circulation and distribution expenses	108.9	113.8	112.3
Building expenses	99.5	92.5	84.2
Other	388.5	381.6	352.1
	1,820.8	1,810.9	1,755.6
	$2,527.0	$2,518.8	$2,450.0

4.                FINANCIAL EXPENSES

	2017	2016	2015

Interest on long-term debt	$274.7	$288.0	$287.3
Amortization of financing costs and long-term debt discount	6.9	7.0	7.1
Interest on net defined benefit liability	5.8	6.7	5.4
(Gain) loss on foreign currency translation on short-term monetary items	(2.0)	0.5	6.4
Other	(2.0)	0.7	3.0
	$283.4	$302.9	$309.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

5.                LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2017	2016	2015

Loss (gain) on the ineffective portion of fair value hedges	$3.0	$2.0	$(3.6)
Loss on the ineffective portion of cash flow hedges	—	0.1	1.6
(Gain) loss on embedded derivatives related to long-term debt	(0.6)	(0.2)	6.2
Loss (gain) on reversal of embedded derivatives on debt redemption	—	0.2	(0.4)
	$2.4	$2.1	$3.8

6.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

In 2017, a net charge of $17.2 million was recorded relating to various cost reduction across the Corporation, the migration of subscribers from analog to digital services in the Telecommunications segment and developments in certain legal disputes (a net charge of $28.5 million in 2016 and a net gain of $117.2 million in 2015).

In 2015, the net gain of $117.2 million included a gain of $139.1 million resulting from the Court of Appeal of Quebec ruling in favour of Videotron and TVA Group Inc. (“TVA Group”), which ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron $135.3 million and TVA Group $0.6 million, including interest, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters.

7.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, Videotron sold its AWS spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

As a result of these transactions, tax benefits of $44.4 million, on previous years’ capital losses, were recognized in the consolidated statement of income in 2017.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

8.                IMPAIRMENT OF GOODWILL AND OTHER ASSETS

	2017	2016	2015

Impairment of goodwill	$30.0	$40.1	$85.0
Impairment of property, plant and equipment	—	—	76.5
Impairment of intangible assets	13.8	0.8	69.2
	$43.8	$40.9	$230.7

2017

During the third quarter of 2017, the Corporation performed an impairment test of its Magazines CGU in light of the continuous downtrend in revenues in this industry. The Corporation concluded that the recoverable amount was less than the carrying amount of the Magazines CGU and recorded a goodwill impairment charge of $30.0 million (including $1.5 million without any tax consequence) and an impairment charge of $12.4 million on intangible assets (including $3.1 million without any tax consequence).

An impairment charge on intangible assets of $1.4 million was also recorded in 2017 in other segments.

2016

During the third quarter of 2016, the Corporation performed an impairment test of its Magazines CGU in light of the continuous downtrend in advertising revenues in this industry. The Corporation concluded that the recoverable amount was less than the carrying amount of the Magazines CGU and recorded a goodwill impairment charge of $40.1 million (without any tax consequence).

An impairment charge on intangible assets of $0.8 million was also recorded in 2016 in other segments.

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

9.                LOSS ON DEBT REFINANCING

2017

•                    On May 1, 2017, Videotron redeemed all of its issued and outstanding 6.875% Senior Notes due July 15, 2021, in aggregate principal amount of $125.0 million, for a cash consideration of $129.3 million.

•                    On May 1, 2017, Quebecor Media redeemed all of its issued and outstanding 7.375% Senior Notes due January 15, 2021, in aggregate principal amount of $325.0 million, for a cash consideration of $333.0 million.

These transactions resulted in a total loss of $15.6 million in 2017.

2016

•                    On December 2, 2016, Videotron issued a notice for the redemption of an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed for a cash consideration of $181.0 million.

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

10.         INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.8% in 2017 (26.9% in 2016 and 2015) and income taxes in the consolidated statements of income:

	2017	2016	2015

Income taxes at domestic statutory tax rate	$228.9	$125.3	$83.7
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(48.5)	1.0	12.9
Change in benefit arising from the recognition of current and prior year tax losses (note 7)	(47.0)	(0.5)	2.8
Non-deductible impairment of goodwill	0.4	10.8	22.9
Change in deferred tax balances due to a change in substantively enacted tax rates	—	(6.4)	—
Effect of tax consolidation transactions with the parent corporation	—	(0.3)	(0.6)
Other [1]	(0.5)	(3.6)	(17.6)
Income taxes	$133.3	$126.3	$104.1

1          Includes in 2015 a decrease of $16.1 million in income tax liability resulting from developments in tax audit matters, jurisprudence and tax legislation.

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2017	2016	2017	2016	2015

Loss carryforwards	$0.4	$4.0	$3.6	$2.9	$11.4
Accounts payable, accrued charges, provisions and deferred revenue	14.5	15.9	1.4	(4.0)	(6.9)
Defined benefit plans	35.5	32.7	(1.9)	(2.2)	1.5
Property, plant and equipment	(488.1)	(402.3)	85.8	12.7	(26.4)
Goodwill, intangible assets and other assets	(174.7)	(132.6)	42.1	22.7	29.4
Long-term debt and derivative financial instruments	(14.0)	(49.4)	(7.4)	0.3	14.3
Benefits from a general partnership	—	(0.6)	(0.6)	(67.0)	11.1
Other	8.7	8.0	1.5	2.9	4.0
	$(617.7)	$(524.3)	$124.5	$(31.7)	$38.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

10.         INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2017	2016

Balance at beginning of year		$(524.3)	$(560.6)
Recognized in income as continuing operations		(124.5)	31.7
Recognized in income as discontinued operations	30	2.9	—
Recognized in other comprehensive income		28.9	7.0
Business acquisitions and disposals	11, 30	—	(7.5)
Acquisition of tax deductions	28	—	5.6
Other		(0.7)	(0.5)
Balance at end of year		$(617.7)	$(524.3)

Deferred income tax asset		$33.2	$16.0
Deferred income tax liability		(650.9)	(540.3)
		$(617.7)	$(524.3)

As of December 31, 2017, the Corporation had loss carryforwards for income tax purposes of $6.4 million available to reduce future taxable income, that will expire between 2035 and 2037. These losses have been recognized. The Corporation also had capital losses of $579.9 million that can be carried forward indefinitely and applied only against future capital gains, none of which were recognized.

There are no income tax consequences attached to the payment of dividends or distributions in 2017, 2016 or 2015 by the Corporation to its shareholders.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

(b)           Business acquisitions

2017

•                    In 2017, the Corporation acquired a business, included in the Sports and Entertainment segment, for a cash consideration of $0.2 million.

2016

•                    On January 7, 2016, Videotron acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million plus interests of $0.3 million.

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

•                    On April 12, 2015, TVA Group acquired 14 magazines, including some magazines that are owned and operated in partnership, for a purchase price of $55.5 million in cash and a post-closing adjustment of $0.8 million, paid in the fourth quarter of 2015. The transaction is in line with the strategy of investing in the production and distribution of high-quality, rich, diverse entertainment and news media content.

•                    In 2015, the Corporation also acquired other businesses, such as Marathon de Québec, included in the Sports and Entertainment segment.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

11.         NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS (continued)

(b)           Business acquisitions (continued)

The purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2016 and 2015 is summarized as follows:

	2016	2015

Assets acquired
Non-cash current assets	$5.5	$20.1
Property, plant and equipment	32.7	13.9
Intangible assets	15.6	32.0
Goodwill	87.1	48.8
Other assets	—	2.1
	140.9	116.9
Liabilities assumed
Non-cash current liabilities	(3.1)	(21.2)
Deferred income taxes	(7.5)	(0.2)
Other long-term liabilities	(5.7)	—
	(16.3)	(21.4)
Net assets acquired at fair value	124.6	95.5
Non-controlling interests	—	(0.8)
	$124.6	$94.7

Consideration
Cash	$119.0	$94.5
Balance payable	5.6	0.2
	$124.6	$94.7

No amount of goodwill is deductible for tax purposes in 2017 ($0.1 million in 2016 and $7.6 million in 2015).

12.         ACCOUNTS RECEIVABLE

	Note	2017	2016

Trade	27(c)	$486.4	$466.2
Other		56.5	58.8
		$542.9	$525.0

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

13.         INVENTORIES

	2017	2016

Raw materials and supplies	$20.3	$23.5
Finished goods	87.6	81.8
Programs, broadcast and distribution rights	78.2	76.2
Work in progress	2.0	1.8
	$188.1	$183.3

Cost of inventories included in purchase of goods and services amounted to $718.8 million in 2017 ($737.7 million in 2016 and $681.2 million in 2015). Write-downs of inventories totalling $11.1 million were recognized in purchase of goods and services in 2017 ($6.8 million in 2016 and $5.8 million in 2015).

14.         PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2017 and 2016, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommuncation networks	Projects under development	Total

Cost
Balance as of December 31, 2015	$498.7	$1,521.9	$5,193.8	$74.6	$7,289.0
Additions	79.2	188.1	341.0	99.3	707.6
Net change in additions financed with accounts payable	—	(3.3)	10.5	(4.4)	2.8
Business acquisitions (note 11)	0.5	0.3	31.9	—	32.7
Reclassification	—	10.2	66.6	(76.8)	—
Retirement, disposals and other	(4.8)	(53.6)	(94.7)	(0.2)	(153.3)
Balance as of December 31, 2016	573.6	1,663.6	5,549.1	92.5	7,878.8
Additions	39.4	145.5	364.4	56.0	605.3
Net change in additions financed with accounts payable	—	(2.0)	(3.4)	1.0	(4.4)
Reclassification	—	14.4	90.1	(104.5)	—
Retirement, disposals and other	(0.1)	(70.3)	(98.4)	1.2	(167.6)
Balance as of December 31, 2017	$612.9	$1,751.2	$5,901.8	$46.2	$8,312.1

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

14.         PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total

Accumulated depreciation and impairment losses
Balance as of December 31, 2015	$183.8	$930.5	$2,794.8	$—	$3,909.1
Depreciation	18.0	207.4	327.1	—	552.5
Retirement, disposals and other	(1.8)	(49.6)	(93.9)	—	(145.3)
Balance as of December 31, 2016	200.0	1,088.3	3,028.0	—	4,316.3
Depreciation	21.9	199.1	384.0	—	605.0
Retirement, disposals and other	(0.2)	(65.7)	(97.6)	—	(163.5)
As of December 31, 2017	$221.7	$1,221.7	$3,314.4	$—	$4,757.8

Net carrying amount
As of December 31, 2016	$373.6	$575.3	$2,521.1	$92.5	$3,562.5
As of December 31, 2017	$391.2	$529.5	$2,587.4	$46.2	$3,554.3

In 2017, the calculation of the depreciation of a component of the Corporation’s telecommunication networks was changed in order to depreciate it over its useful life of 5 years, compared with 15 years previously. As a result, depreciation was increased by $21.0 million in 2017.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

15.         INTANGIBLE ASSETS

For the years ended December 31, 2017 and 2016, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Cost
Balance as of December 31, 2015	$1,006.9	$708.1	$118.2	$120.1	$29.3	$1,982.6
Additions	—	108.8	2.8	—	28.2	139.8
Net change in additions financed with accounts payable	—	(7.0)	—	—	(2.0)	(9.0)
Business acquisitions (note 11)	—	0.5	10.3	4.8	—	15.6
Reclassification	—	30.4	—	—	(30.4)	—
Retirement, disposals and other	—	(29.8)	(15.0)	—	—	(44.8)
Balance as of December 31, 2016	1,006.9	811.0	116.3	124.9	25.1	2,084.2
Additions	—	77.7	2.4	—	61.8	141.9
Net change in additions financed with accounts payable	—	13.9	—	—	12.3	26.2
Reclassification	—	32.1	—	—	(32.1)	—
Retirement, disposals and other (note 7)	(283.4)	(7.6)	(2.8)	—	(2.3)	(296.1)
Balance as of December 31, 2017	$723.5	$927.1	$115.9	$124.9	$64.8	$1,956.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

15.         INTANGIBLE ASSETS (continued)

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Accumulated amortization and impairment losses
Balance as of December 31, 2015	$247.7	$405.2	$49.1	$102.6	$—	$804.6
Amortization	—	84.7	13.2	—	—	97.9
Impairment losses (note 8)	—	—	0.8	—	—	0.8
Retirement, disposals and other	—	(28.1)	(15.0)	—	—	(43.1)
Balance as of December 31, 2016	247.7	461.8	48.1	102.6	—	860.2
Amortization	—	93.0	11.8	—	—	104.8
Impairment losses (note 8)	—	1.4	4.4	8.0	—	13.8
Retirement, disposals and other	—	(2.9)	(2.8)	—	—	(5.7)
Balance as of December 31, 2017	$247.7	$553.3	$61.5	$110.6	$—	$973.1

Net carrying amount
As of December 31, 2016	$759.2	$349.2	$68.2	$22.3	$25.1	$1,224.0
As of December 31, 2017	$475.8	$373.8	$54.4	$14.3	$64.8	$983.1

The cost of internally generated intangible assets, mainly composed of software, was $566.5 million as of December 31, 2017 ($504.7 million as of December 31, 2016). For the year ended December 31, 2017, the Corporation recorded additions of internally generated intangible assets of $70.5 million ($66.0 million in 2016 and $36.9 million in 2015).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, was $323.3 million as of December 31, 2017 ($283.8 million as of December 31, 2016). For the year ended December 31, 2017, the Corporation recorded $44.9 million in amortization on its internally generated intangible assets ($43.8 million in 2016 and $39.2 million in 2015). The net carrying value of internally generated intangible assets was $243.2 million as of December 31, 2017 ($220.9 million as of December 31, 2016).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, trademarks are allocated to the Telecommunications and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

16.         GOODWILL

For the years ended December 31, 2017 and 2016, changes in the net carrying amount of goodwill are as follows:

	2017	2016

Cost
Balance at beginning of year	$5,688.2	$5,601.1
Business acquisitions (note 11)	0.4	87.1
Balance at end of year	5,688.6	5,688.2

Accumulated amortization and impairment losses
Balance at beginning of year	2,962.8	2,922.7
Impairment losses (note 8)	30.0	40.1
Balance at end of year	2,992.8	2,962.8

Net carrying amount	$2,695.8	$2,725.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

16.         GOODWILL (continued)

The net carrying amount of goodwill as of December 31, 2017 and 2016 was allocated to the following significant CGU groups:

	2017	2016
CGU groups

Telecommunications	$2,677.0	$2,677.0
Magazines	—	30.0
Other[1]	18.8	18.4
Total	$2,695.8	$2,725.4

1          Includes the CGUs related to Speciality film and television services, Book publishing and distribution, and Sports and Entertainment.

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

16.         GOODWILL (continued)

Recoverable amounts (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed on the Corporation’s significant CGU groups:

	2017		2016
CGU groups [1]	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications	8.5%	2.5%	8.5%	2.5%
Magazines	15.5	(2.0)	15.5	(1.0)
Other	12.0 to 16.5	0.0 to 2.0	12.0 to 16.5	0.0 to 2.0

1           In 2017 and 2016, the recoverable amounts of all CGUs were based on value in use, using the discounted cash flow method.

Sensitivity of recoverable amounts

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to eq ual its carrying value.

17.         OTHER ASSETS

	2017	2016

Programs, broadcast and distribution rights	$43.1	$44.7
Deferred connection costs	10.4	13.5
Other	44.1	33.5
	$97.6	$91.7

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

18.          ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2017	2016

Trade and accruals	$512.2	$492.6
Salaries and employee benefits	144.0	137.3
Interest payable	49.6	43.8
Stock-based compensation	19.8	17.2
	$725.6	$690.9

19.         PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies, legal disputes and other	Total

Balance as of December 31, 2016	$3.5	$82.0	$85.5
Recognized in income	17.2	(15.8)	1.4
Payments	(14.8)	(27.9)	(42.7)
Other	—	0.5	0.5
Balance as of December 31, 2017	$5.9	$38.8	$44.7

Current portion	$4.0	$21.4	$25.4
Non-current portion (included in “Other Liabilities”)	1.9	17.4	19.3

The recognition of provisions, in terms of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events that can be subject to change over time. Provisions are primarily comprised of the following:

Restructuring of operations

Provisions for restructuring activities primarily cover severance payments related to initiatives to eliminate positions.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2017	2017	2016

Quebecor Media
Bank credit facilities (i)	3.66%	$420.4	$453.4
Senior Notes (ii)		1,568.5	1,966.3
		1,988.9	2,419,7
Videotron (iii)
Bank credit facilities (iv)	2.95%	5.4	225.5
Senior Notes (ii)		3,289.2	2,954.8
		3,294.6	3,180.3
TVA Group (iii)
Bank credit facilities (v)	3.00%	62.9	69.6

Other		0.3	0.3
Total long-term debt		5,346.7	5,669.9

Change in fair value related to hedged interest rate risk		5.8	8.4
Adjustments related to embedded derivatives		—	0.6
Financing fees, net of amortization		(40.8)	(40.8)
		(35.0)	(31.8)
		5,311.7	5,638.1
Less current portion		(19.1)	(20.9)
		$5,292.6	$5,617.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(i)                       The bank credit facilities of Quebecor Media are comprised of a US$350.0 million secured term loan “B” facility that matures in August 2020 and is bearing interest at U.S. London Interbank Offered Rate (“LIBOR”) plus a premium of 2.25% and a $300.0 million secured revolving credit facility that matures in July 2020 and is bearing interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan “B” facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. These credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. They are secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2017, the credit facilities were secured by assets with a carrying value of $3,045.4 million ($3,123.2 million in 2016). As of December 31, 2017 and 2016, no amount had been drawn on the revolving credit facility, and as of December 31, 2017, $420.4 million was outstanding on the term loan “B” ($453.4 million in 2016).

(ii)                    The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2017:

				Effective interest rate
				(after discount or
			Annual nominal	premium at		Interest payable
Principal amount			interest rate	issuance)	Maturity date	every 6 months on

Quebecor Media
US$	850.0		5.750%	5.750%	January 15, 2023	June and December 15
	$500.0		6.625%	6.625%	January 15, 2023	June and December 15

Videotron
US$	800.0		5.000%	5.000%	July 15, 2022	January and July 15
US$	600.0		5.375%	5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	5.625%	June 15, 2025	April and October 15
	$375.0	[1]	5.750%	5.750%	January 15, 2026	March and September 15
US$	600.0	[2]	5.125%	5.125%	April 15, 2027	April and October 15

1          The Notes were issued in September 2015 for net proceeds of $370.1 million, net of financing fees of $4.9 million.

2          The Notes were issued in April 2017 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

(iii)                 The debts of these subsidiaries are non-recourse to Quebecor Media.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(iv)                The bank credit facilities provide for a $965.0 million secured revolving credit facility that matures in July 2021, and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2017, the bank credit facilities were secured by assets with a carrying value of $6,665.7 million ($5,804.3 million in 2016). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2017, no amount had been drawn on the secured revolving credit facility ($209.4 million was drawn in 2016) and $5.4 million was outstanding on the export financing facility ($16.1 million in 2016).

(v)                   The bank credit facilities of TVA Group comprise a secured revolving credit facility in the amount of $150.0 million, maturing in February 2019, and a secured term loan in the amount of $75.0 million, maturing in November 2019. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan bears interest at floating rates based on Bankers’ acceptance rate or Canadian prime rate, plus a premium determined by a leverage ratio. The term loan provides for quarterly amortization payments commencing on December 20, 2015. The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. They are secured by liens on all of its movable assets and an immovable hypothec on its Head Office building. As of December 31, 2017 and 2016, no amount had been drawn on the revolving credit facility, and as of December 31, 2017, $62.9 million was outstanding on the term loan ($69.6 million in 2016).

On December 31, 2017, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2018	$19.1
2019	56.6
2020	413.2
2021	—
2022	1,005.7
2023 and thereafter	3,852.1

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

21.         OTHER LIABILITIES

	Note	2017	2016

Defined benefit plans	29	$136.9	$132.6
Deferred revenue		17.4	20.7
Stock-based compensation[1]	23	8.3	12.1
Other		32.4	37.4
		$195.0	$202.8

1          The current $19.8 million portion of stock-based compensation is included in accounts payable and accrued charges ($17.2 million in 2016) (note 18).

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

22.         CAPITAL STOCK (continued)

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2015	95,983,176	$3,801.4
Reduction of paid-up capital	—	(100.0)
Balance as of December 31, 2016	95,983,176	$3,701.4
Reduction of paid-up capital	—	(50.0)
Redemption	(541,899)	(20.6)
Balance as of December 31, 2017	95,441,277	$3,630.8

In 2017, the Corporation reduced its paid-up capital for a total cash consideration of $50.0 million ($100.0 million in 2016).

In conjunction with the sale of its AWS spectrum licence on June 20, 2017 (note 7), and in accordance with the provisions of the share repurchase agreement dated September 2015 between Quebecor Media and CDP Capital d’Amérique Investissement inc. (“CDP Capital”), Quebecor Media repurchased and cancelled, on July 6, 2017, 541,899 of its Common Shares held by CDP Capital for an amount of $37.7 million. On the same day, Quebecor Media also paid off a security held by CDP Capital for an amount of $6.2 million. The $23.3 million excess of the shares repurchase value and the security payment over the carrying value of Common Shares repurchased was recorded as an increase of the deficit.

On September 9, 2015, the Corporation repurchased 7,268,324 of its Common Shares held by CDP Capital for an aggregate purchase price of $500.0 million, paid in cash. All repurchased shares were cancelled. Transaction fees of $0.2 million, and the $210.3 million excess in the purchase price over the carrying value of the Common Shares repurchased, were recorded in increase to the deficit.

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

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS

(a)           Quebecor plans

On November 8, 2017, a stock split on Quebecor’s outstanding Class A and Class B Shares was performed on a two-for-one basis. Accordingly, all references to Quebecor share-based compensation information in these condensed consolidated financial statements have been retrospectively restated to reflect the impact of the stock split.

(i)            Stock option plan

Under a stock option plan established by the parent corporation, 26,000,000 Class B Shares of the parent corporation have been set aside for directors, officers, senior employees, and other key employees of Quebecor and the Corporation. The exercise price of each option is equal to the weighted average trading price of the parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

The following table gives details on changes to outstanding options for the years ended December 31, 2017 and 2016:

	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,360,000	$12.69	1,360,000	$12.69
Exercised	(630,000)	12.82	—	—
Cancelled	(290,000)	12.97	—	—
Balance at end of year	440,000	12.31	1,360,000	12.69

Vested options at end of year	376,666	$12.04	263,332	$11.78

During the year ended December 31, 2017, 630,000 stock options of Quebecor were exercised for a cash consideration of $4.7 million (none in 2016).

As of December 31, 2017, exercise prices of all outstanding and vested options are from $11.11 to $15.12 and the number of years to maturity of all outstanding options is 5.88 years.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(a)           Quebecor plans (continued)

(ii)         Mid-term stock-based compensation plan

Under a mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan for the years ended December 31, 2017 and 2016:

	2017		2016
	Units	Weighted average exercise price	Units	Weighted average exercise price

Balance at beginning of year	1,427,624	$14.46	1,476,346	$14.34
Exercised	(1,140,941)	14.12	(48,722)	10.89
Cancelled	(193,073)	15.81	—	—
Balance at end of year	93,610	$15.81	1,427,624	$14.46

During the year ended December 31, 2017, a cash consideration of $4.9 million was paid upon the exercise of 1,140,941 units ($0.3 million upon the exercise of 48,722 units in 2016).

(iii)      Deferred share unit plan

The Quebecor DSU plan is for the benefit of Quebecor and the Corporation’s directors. Under this plan, each director receives a portion of his/her compensation in the form of DSUs, such portion representing at least 50% of the annual retainer which could be less upon reaching the minimum shareholding threshold set out in the policy regarding the minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a DSU is based on the weighted average trading price of the Corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on the Corporation’s Class B Shares. Subject to certain limitations, the DSUs will be redeemed by the Corporation when the director ceases to serve as a director of the Corporation. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of the Corporation’s Class B Shares on the date of redemption. As of December 31, 2017 and 2016, the total number of DSUs outstanding under this plan was 89,397 and 90,036, respectively.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of the Corporation have been set aside for officers, senior employees, directors, and other key employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise, or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

The following table gives details on changes to outstanding options granted as of December 31, 2017 and 2016:

	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	980,905	$61.71	1,482,494	$60.44
Exercised	(215,978)	59.40	(399,689)	56.48
Cancelled	(169,100)	60.65	(101,900)	63.79
Balance at end of year	595,827	$62.84	980,905	$61.71

Vested options at end of year	226,200	$58.78	163,550	$54.90

During the year ended December 31, 2017, 215,978 of the Corporation’s stock options were exercised for a cash consideration of $5.5 million (399,689 stock options for $6.5 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Quebecor Media stock option plan (continued)

The following table gives summary information on outstanding options as of December 31, 2017:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$37.91 to 53.40	55,200	2.85	$45.69	55,200	$45.69
$57.35 to 70.56	540,627	6.46	64.60	171,000	63.01
$37.91 to 70.56	595,827	6.13	$62.84	226,200	$58.78

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

The following table gives details on changes to outstanding options for the years ended December 31, 2017 and 2016:

	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	357,632	$12.71	463,371	$13.30
Cancelled	(134,915)	12.86	—	—
Expired	(162,717)	14.75	(105,739)	15.29
Balance at end of year	60,000	$6.85	357,632	$12.71

Vested options at end of year	24,000	$6.85	283,632	$14.11

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

 (tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(c)            TVA Group stock option plan (continued)

As of December 31, 2017, the exercise price of all outstanding and vested options is $6.85 and the number of years to maturity of all outstanding options is 7.09 years.

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

The following table provides details of changes to outstanding units in the DSU and PSU plans for the year ended December 31, 2017:

	Outstanding units
	DSU	PSU
Quebecor
Balance at beginning of year	128,942	162,150
Granted	128,710	163,232
Exercised	(6,546)	(7,890)
Cancelled	(29,564)	(37,268)
Balance at end of year	221,542	280,224

TVA Group
Balance at beginning of year	191,322	212,671
Granted	134,484	147,937
Exercised	(16,018)	—
Cancelled	(61,541)	(89,971)
Balance at end of year	248,247	270,637

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

23.          STOCK-BASED COMPENSATION PLANS (continued)

(e)            Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2017 and 2016:

December 31, 2017	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.83%	1.80%	1.97%
Distribution yield	0.46%	1.12%	—%
Expected volatility	17.58%	16.70%	50.78%
Expected remaining life	2.4 years	2.3 years	3.6 years

December 31, 2016	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.25%	1.10%	0.91%
Distribution yield	0.48%	1.33%	—%
Expected volatility	19.27%	18.93%	35.48%
Expected remaining life	4.0 years	3.0 years	1.9 years

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

(f)             Liability of vested options

As of December 31, 2017, the liability for all vested options was $12.2 million as calculated using the intrinsic value ($5.7 million as of December 31, 2016).

(g)           Consolidated stock-based compensation charge

For the year ended December 31, 2017, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $15.4 million ($16.3 million in 2016 and $6.5 million in 2015).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

24.          ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2014	$(39.4)	$(45.2)	$(84.6)
Other comprehensive loss	(31.7)	(19.7)	(51.4)
Balance as of December 31, 2015	(71.1)	(64.9)	(136.0)
Other comprehensive (loss) income	(15.1)	21.6	6.5
Balance as of December 31, 2016	(86.2)	(43.3)	(129.5)
Other comprehensive income (loss)	71.7	(2.6)	69.1
Balance as of December 31, 2017	$(14.5)	$(45.9)	$(60.4)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivative financial instruments designated as cash flow hedges. The balance is expected to reverse over a 9 1/4-year period.

25.         COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, tangible and intangible assets, broadcasting rights, and to pay licences and royalties.  Rent payments include an amount of $52.8 million for future payments to the parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2018	$51.9	$228.2
2019 to 2022	96.1	600.0
2023 and thereafter	103.3	543.1

The Corporation’s operating lease expenses amounted to $68.1 million in 2017 ($67.1 million in 2016 and $71.2 million in 2015, of which $6.0 million was presented as part of discontinued operations in 2015).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

26.          GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms), and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2017, the maximum exposure with respect to these guarantees was $20.5 million and no liability has been recorded in the consolidated balance sheet.

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

Years ended December 31, 2017, 2016 and 2015

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

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)           Description of derivative financial instruments

(i)            Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Videotron
Less than 1 year	1.2936	$151.4	US$	117.0

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

27.          FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)           Description of derivative financial instruments (continued)

(ii)         Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	335.1	Bankers’ acceptance 3 months + 2.77%	1.0346

Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125 % Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)           Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2017 and 2016 are as follows:

	2017		2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(5,346.7)	$(5,658.0)	$(5,669.9)	$(5,835.5)
Derivative financial instruments[3]
Early settlement options	—	—	0.4	0.4
Foreign exchange forward contracts[4]	(4.5)	(4.5)	2.5	2.5
Interest rate swaps	—	—	(0.3)	(0.3)
Cross-currency interest rate swaps[4]	562.2	562.2	806.5	806.5

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

2          The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

3          The fair value of derivative financial instruments designated as hedges is an asset position of $557.7 million as of December 31, 2017 ($808.7 million as of December 31, 2016).

4          The value of foreign exchange forward contracts entered into to lock in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)            Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2017, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2017, 11.3% of trade receivables were 90 days past their billing date (13.0% as of December 31, 2016) of which 31.1% had an allowance for doubtful accounts (32.5% as of December 31, 2016).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2017 and 2016:

	2017	2016

Balance at beginning of year	$28.1	$23.0
Charged to income	21.6	36.1
Utilization	(28.6)	(31.0)
Balance at end of year	$21.1	$28.1

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

(d)           Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2017 and 2016.

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, dividends or distributions to shareholders. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2017, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Accounts payable and accrued charges	$725.6	$725.6	$—	$—	$—
Long-term debt[1]	5,346.7	19.1	469.8	1,005.7	3,852.1
Interest payments[2]	1,647.4	225.6	543.3	512.5	366.0
Derivative financial instruments[3]	(552.7)	0.6	(71.0)	(203.0)	(279.3)
Total	$7,167.0	$970.9	$942.1	$1,315.2	$3,938.8

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

2          Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2017.

3          Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2017, and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2017 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1.6	$40.4
Decrease of $0.10	(1.6)	(40.4)

A variance of $0.10 in the 2017 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $3.2 million on the value of unhedged purchase of goods and services in 2017 and $5.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2017.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2017, after taking into account the hedging instruments, long-term debt was comprised of 87.7% fixed-rate debt (83.7% in 2016) and 12.3% floating-rate debt (16.3% in 2016).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2017 was $5.9 million.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2017, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.4)	$(21.2)
Decrease of 100 basis points	1.4	21.2

(f)              Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, the repurchase of shares, the use of cash flows generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments and cash and cash equivalents. The capital structure as of December 31, 2017 and 2016 is as follows:

	2017	2016

Bank indebtedness	$—	$18.9
Long-term debt	5,311.7	5,638.1
Derivative financial instruments	(557.7)	(808.7)
Cash and cash equivalents	(864.9)	(20.7)
Net liabilities	3,889.1	4,827.6
Equity	$2,342.1	$1,681.2

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

28.         RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2017	2016	2015

Salaries and short-term benefits	$9.1	$9.3	$9.9
Share-based compensation	5.9	9.3	4.1
Other long-term benefits	8.5	1.3	1.4
	$23.5	$19.9	$15.4

Operating transactions

During the year ended December 31, 2017, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $9.2 million ($9.0 million in 2016 and $12.3 million in 2015), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $2.8 million ($3.0 million in 2016 and $3.3 million in 2015). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2017, the Corporation received an amount of $2.2 million, which is included as a reduction in employee costs ($2.2 million in 2016 and $2.0 million in 2015), and incurred management fees of $2.7 million ($2.6 million in 2016 and $2.2 million in 2015) with shareholders.

Tax transactions

In 2016, the parent corporation transferred $22.1 million of non-capital losses ($33.4 million in 2015) to the Corporation in exchange for a cash consideration of $5.6 million ($8.4 million in 2015). No such transfer was done in 2017. These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between the parties. As a result, the Corporation recorded a reduction of $0.3 million in its income tax expense in 2016 ($0.6 million in 2015).

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, various final-pay plans with indexation features from zero to 2%, as well as defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future amortization payments when the funding ratio of the pension plans is insufficient as defined by the relevant provincial and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, members of the Corporation’s management and independent members or by the Corporation, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committees or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2017 and 2016:

	Pension benefits		Postretirement benefits
	2017	2016	2017	2016

Change in benefit obligations
Benefit obligations at the beginning of the year	$1,274.9	$1,220.3	$73.4	$69.2
Service costs	33.9	34.9	1.9	1.8
Interest costs	49.8	49.3	2.9	2.8
Plan participants’ contributions	11.5	11.9	—	—
Actuarial loss (gain) arising from:
Financial assumptions	82.1	20.6	5.4	1.4
Demographic assumptions	(8.6)	—	—	—
Participant experience	4.5	(0.5)	(21.2)	—
Benefits and settlements paid	(72.7)	(62.2)	(1.9)	(1.8)
Plan transfer	(55.4)	—	—	—
Other	0.4	0.6	—	—
Benefit obligations at the end of the year	$1,320.4	$1,274.9	$60.5	$73.4

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,244.4	$1,164.8	$—	$—
Actual return on plan assets	106.5	98.0	—	—
Employer contributions	35.5	34.2	1.9	1.8
Plan participants’ contributions	11.5	11.9	—	—
Administrative fees	(2.5)	(2.3)	—	—
Benefits and settlements paid	(72.7)	(62.2)	(1.9)	(1.8)
Plan transfer	(55.4)	—	—	—
Fair value of plan assets at the end of the year	$1,267.3	$1,244.4	$—	$—

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2017, the weighted average duration of defined benefit obligations was 16.5 years (16.2 years in 2016). The Corporation expects future benefit payments of $68.7 million in 2018.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2017	2016

Equity securities:
Canadian	23.6%	23.6%
Foreign	32.3	31.9
Debt securities	40.8	41.2
Other	3.3	3.3
	100.0%	100.0%

The fair value of plan assets is principally based on quoted prices in an active market.

Where funded plans have a net defined benefit asset, the Corporation determines if potential reductions in future contributions are permitted by applicable regulations and by collective bargaining agreements. When a defined benefit asset is created, it cannot exceed the future economic benefit that the Corporation can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the Corporation. When there is a minimum funding requirement, this could also limit the amounts recognized in the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2017	2016	2017	2016

Benefit obligations	$(1,320.4)	$(1,274.9)	$(60.5)	$(73.4)
Fair value of plan assets	1,267.3	1,244.4	—	—
Plan deficit	(53.1)	(30.5)	(60.5)	(73.4)
Asset limit and minimum funding adjustment	(20.4)	(19.8)	—	—
Net amount recognized[1]	$(73.5)	$(50.3)	$(60.5)	$(73.4)

1          The net amount recognized for 2017 consists of an asset of $2.9 million included in “Other Assets” (note 17) ($8.9 million in 2016) and a liability of $136.9 million included in “Other Liabilities” (note 21) ($132.6 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2017	2016	2015	2017	2016	2015

Actuarial (loss) gain on benefit obligations	$(78.0)	$(20.1)	$(25.8)	$15.8	$(1.4)	$(1.3)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	59.1	51.8	16.2	—	—	—
Asset limit and minimum funding adjustment	(0.1)	2.8	(17.3)	—	—	—
Re-measurements (loss) gain recorded in other comprehensive income	$(19.0)	$34.5	$(26.9)	$15.8	$(1.4)	$(1.3)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2017	2016	2015	2017	2016	2015

Employee costs:
Service costs	$33.9	$34.9	$36.4	$1.9	$1.8	$1.7
Administrative fees and other	3.0	3.0	(2.8)	—	—	—
Interest on net defined benefit liability	2.9	3.9	3.0	2.9	2.8	2.4
Net benefit costs [1]	$39.8	$41.8	$36.6	$4.8	$4.6	$4.1

1          Net benefit gains of $6.0 million in 2015 were presented as part of discontinued operations.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $16.8 million in 2017 ($16.8 million in 2016 and $16.0 million in 2015).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $37.8 million in 2018, based on the most recent financial actuarial reports filed (contributions of $37.4 million were paid in 2017).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2017, 2016 and 2015 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2017	2016	2015	2017	2016	2015

Benefit obligations
Rates as of year-end:
Discount rate	3.50%	3.90%	4.00%	3.50%	3.90%	4.00%
Rate of compensation increase	3.00	3.00	3.00	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.90%	4.00%	4.10%	3.90%	4.00%	4.10%
Rate of compensation increase	3.00	3.00	3.00	3.00	3.00	3.00

The assumed average retirement age of participants used was of 62 years in 2017, 2016 and 2015.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 6.50% at the end of 2017. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 4.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $21.9 million and the postretirement benefits obligation by $1.2 million as of December 31, 2017. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

30.         DISCONTINUED OPERATIONS

2017

In 2017, a gain of $14.6 millions, net of income taxes, was accounted for in discontinued operations in the consolidated statement of income. The gain was mainly related to digital tax credits in connection with the English-language newspaper operations sold in 2015

2015

•                    In February 2015, the Corporation closed its specialty channel, SUN News.

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

For the year ended December 31, 2015, the results of operations and cash flows related to these businesses were reclassified as discontinued operations in the consolidated statements of income, comprehensive income and cash flows as follows:

Consolidated statements of income and comprehensive income

2015

Revenues	$194.1
Expenses	213.6
Loss before income taxes	(19.5)
Income taxes	(3.4)
Loss on disposal of businesses	(3.6)
Loss and comprehensive loss from discontinued operations	$(19.7)

Consolidated statements of cash flows

Cash flows related to operating activities	$(21.3)
Cash flows related to investing activities	(1.2)
Cash flows used in discontinued operations	$(22.5)

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

31.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION

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

Non-consolidated condensed statements of income and comprehensive income

	2017	2016	2015

Revenues:
Dividends	$295.0	$282.0	$744.1
Management fees	58.8	59.9	55.9
Other	49.5	52.4	52.6
	403.3	394.3	852.6
General and administrative expenses	123.6	121.7	111.4
Depreciation and amortization	4.3	3.3	2.4
Financial expenses	130.3	138.9	131.8
(Gain) loss on valuation and translation of financial instruments	(0.7)	—	3.2
Loss on debt refinancing	10.4	—	—
Impairment and disposal of investments in subsidiaries	—	73.3	102.8
Loss on notes receivable from subsidiaries	—	14.8	—
Other	(10.9)	2.0	8.1
Income before income taxes	146.3	40.3	492.9
Income taxes	0.6	1.7	7.1
Net income	145.7	38.6	485.8
Other comprehensive gain (loss)	22.8	(3.3)	(8.5)
Comprehensive income	$168.5	$35.3	$477.3

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

31.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2017	2016	2015

Cash flows related to operations
Net income	$145.7	$38.6	$485.8
Depreciation and amortization	4.3	3.3	2.4
(Gain) loss on valuation and translation of financial instruments	(0.7)	—	3.2
Amortization of financing costs and long-term debt discount	2.4	2.8	2.7
Loss on debt refinancing	10.4	—	—
Impairment and disposal of investments in subsidiaries	—	73.3	102.8
Loss on notes receivable from subsidiaries	—	14.8	—
Deferred income taxes	2.5	1.8	8.0
Other	2.4	(0.3)	0.5
Net change in non-cash balances related to operations	39.3	7.5	(70.8)
Cash flows provided by operations	206.3	141.8	534.6

Cash flows related to investing activities
Net change in investments in subsidiaries	(8.5)	(63.5)	(380.8)
Proceeds from disposal of subsidiaries	—	—	301.5
Acquisition of tax deductions from the parent corporation	—	(14.0)	—
Other	(8.5)	3.9	(13.1)
Cash flows used in investing activities	(17.0)	(73.6)	(92.4)

Cash flows related to financing activities
Net change in bank indebtedness	(2.5)	(8.1)	10.6
Net change under revolving facilities	—	(2.8)	2.0
Repayment of long-term debt	(336.7)	(3.6)	(14.3)
Settlement of hedging contracts	(1.6)	5.2	2.9
Repurchase of Common Shares	(43.9)	—	(500.2)
Repurchase of redeemable preferred shares issued to subsidiaries	—	(430.0)	—
Dividends and reduction of paid-up capital	(100.0)	(100.0)	(100.0)
Net change in subordinated loans from subsidiaries	66.0	(2,768.0)	2,003.0
Net change in convertible obligations, subordinated loans and notes receivable — subsidiaries	276.0	3,199.0	(1,907.5)
Net change in advances to or from subsidiaries	(15.4)	40.1	0.2
Cash flows used in financing activities	(158.1)	(68.2)	(503.3)

Net change in cash and cash equivalents	31.2	—	(61.1)
Cash and cash equivalents at the beginning of the year	—	—	61.1
Cash and cash equivalents at the end of the year	$31.2	$—	$—

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

31.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2017	2016

Assets
Current assets	$161.8	$168.0
Investments in subsidiaries at cost	2,536.4	2,527.9
Advances to subsidiaries	35.7	21.5
Convertible obligations, subordinated loans and notes receivable — subsidiaries	149.0	425.0
Other assets	347.2	427.3
	$3,230.1	$3,569.7

Liabilities and equity
Current liabilities	$66.3	$59.7
Long-term debt	1,974.8	2,402.0
Advances from subsidiaries	145.2	146.4
Other liabilities	36.7	45.1
Subordinated loan from subsidiaries	491.0	425.0
Equity attributable to shareholders	516.1	491.5
	$3,230.1	$3,569.7